Form 20-F/A
period 2001-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2003-04-07
CIK 352960

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 7, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1 to Annual Report

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-8382

AKTIEBOLAGET SVENSK EXPORTKREDIT
(SWEDISH EXPORT CREDIT CORPORATION)
(Exact name of Registrant as Specified in Its Charter)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Västra Trädgårdsgatan 11 B, Stockholm, Sweden
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

7.375% Exchangeable Preferred Capital Securities	New York Stock Exchange
Exchange Exchangeable Preferred Capital Securities, Series B	New York Stock Exchange
(Title of Class)	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A shares	640,000
Class B shares	350,000

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

 Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 1 to the Swedish Export Credit Corporation (the "Company") Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "Annual Report") is filed solely to correct an error in the reconciliation of the Company's net profit for the year ended December 31, 2001, from that as reported under Swedish Generally Accepted Accounting Principles, to U.S. Generally Accepted Accounting Principles. There is no difference in the net adjustments to shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this correction even though there are differences in individual components of shareholders' funds.

        This report continues to speak as of the date of the original filing of the Annual Report and the Company has not updated the disclosure in this report. The filing of this Amendment No. 1 to the Annual Report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Annual Report.

        Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company hereby amends Items 3, 5 and 18 and Exhibit 7.1 to the Annual Report in their entirety and replaces such Items and Exhibit with the following:

Item 3. Key Information

        Selected financial data at and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 have been derived from the consolidated financial statements prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). SEK prepares its accounts in accordance with Swedish GAAP, which differs in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of significant differences between Swedish GAAP and U.S. GAAP, and the reconciliation of the Company's net profit and shareholders' funds if U.S. GAAP were applied, see Note 1 (u) to the Consolidated Financial Statements.

        The following information should be read in conjunction with the more detailed discussion contained in Item 5 "Operating and Financial Review and Prospects".

A. Selected Financial Data

	Year Ended December 31,
(In millions of Skr unless otherwise stated)
	2001	2000	1999	1998	1997
INCOME STATEMENT DATA
Net interest revenues/(expenses):
SEK excluding the S-system	830.7	895.5	904.0	1,007.9	989.3
S-system(A)	(230.6)	(334.1)	(297.8)	(326.7)	(313.4)
Operating profit	729.0	829.9	826.8	921.5	927.5
Net profit (Swedish GAAP)(B)	540.7	601.8	600.4	667.9	709.6

After-tax return on equity (%)	16.2%	15.9%	14.0%	15.6%	15.7%
Earnings per share (Swedish GAAP) (Skr)	546	712	858	954	1,014
Dividend per share (Skr)	405	2,041	953	1,013	940
Net profit (loss) (U.S. GAAP)(C)(D)	(312.3)	608.7	600.2	621.0	552.8

Earnings (loss) per share (U.S. GAAP) (Skr)	(315)	720	857	887	788
	At December 31,
(In millions of Skr)
	2001	2000	1999	1998	1997
BALANCE SHEET DATA
Total credits outstanding	45,511.0	47,667.2	43,625.2	43,995.0	39,590.5
Of which S-system.	15,482.3	14,127.8	14,328.6	15,828.2	16,380.4
Total assets	149,540.8	169,804.1	149,476.6	138,963.4	123,939.6
Total debt	128,039.0	145,652.9	129,534.2	119,623.0	105,798.5
of which subordinated debt	4,738.0	4,256.9	3,410.0	3,226.0	3,148.0
Deferred taxes related to untaxed reserves	385.0	390.4	434.5	421.0	401.1
Shareholders' funds (Swedish GAAP)	3,645.4	3,505.7	4,629.0	4,695.7	4,736.9
Total liabilities and shareholers' funds	149,540.8	169,804.1	149,476.6	138,963.4	123,939.6
Shareholders' funds (U.S. GAAP)(C)(D)	4,979.7	3,792.7	5,029.7	6,044.4	5,697.3

(A)
The difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, is reimbursed by the Swedish State and, therefore, has no impact on operating profit or net profit.

(B)
In accordance with Swedish GAAP, no untaxed reserves are reported in the Consolidated Balance Sheet nor are changes in untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, included in non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of allocations. (See Note 25 to the Consolidated Financial Statements.)

(C)
On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. The adoption resulted in a positive adjustment of Skr 1,242.9 million, before related tax effects, in computing net profit and shareholders' funds according to U.S. GAAP. (See Note 1(u) to the Consolidated Financial Statements.)

(D)
SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arises from these because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by currency liabilities. However, under U.S. GAAP, after the adoption of SFAS 133, the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivate in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. The result of the foregoing is that for the year 2001 SEK's U.S. GAAP profits were reduced by Skr 2,458.9 million (before related tax effects) compared to Swedish GAAP profits. There is no difference in shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in the individual components of shareholders' funds). The numbers for 2001 as originally reported did not reflect these adjustments, in error, but have now been restated accordingly. (See Note 1(u) to the Consolidated Financial Statements.)

Foreign Exchange Rates

        The Company publishes its financial statements in Swedish kronor ("Skr"). The following table sets forth for the years indicated certain information concerning the exchange rate for Swedish kronor as against the U.S. dollar based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Period	High	Low	Average(A)	Period End
2002 (through May 6)	10.7290	10.1160	10.3802	10.1160
2001	11.0270	9.3250	10.4328	10.4571
2000	10.0400	8.635	9.225	9.4440
1999	8.6500	7.7060	8.3001	8.5050
1998	8.3350	7.5800	7.9658	8.1030
1997	8.0825	6.8749	7.6843	7.9400

(A)
The average of the exchange rates on the last business day of each month during the period.

        The following table sets forth for the months indicated certain information concerning the exchange rate for Swedish kronor as against the U.S. dollar based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Period Ended	High	Low
May 6, 2002	10.2620	10.1160
April 30, 2002	10.3820	10.2220
March 31, 2002	10.5000	10.1975
February 28, 2002	10.6800	10.4360
January 31, 2002	10.7290	10.2690
December 31, 2001	10.8430	10.4380
November 30, 2001	10.6975	10.4685
October 31, 2001	10.6920	10.4080
September 30, 2001	10.9016	10.4653

        The noon buying rate on May 6, 2002 was U.S.$ 1 = Skr 10.1160

        No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Ratios of Earnings to Fixed Charges

        The ratios of earnings to fixed charges of the Company for the calendar periods indicated below are as follows:

	Year ended December 31,
	2001		2000		1999		1998		1997
Swedish GAAP	1.12		1.13		1.16		1.17		1.19
U.S. GAAP	0.91	(2)	1.13	(1)	1.16	(1)	1.16	(1)	1.15	(1)

(1)
Restated to conform to 2001 presentation.

(2)
Restated (See Note 1(u)).

        For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in the M-system.

Item 5. Operating and Financial Review and Prospects

  a.
  Assets

Total Assets

        SEK's total assets decreased to Skr 149.5 billion (2000: 169.8 and 1999: 149.5). The main components of net changes in total assets were an increase in the credit portfolio of approximately Skr 10 billion and a decrease in the portfolio of interest-bearing securities of approximately Skr 29 billion. Currency exchange effects positively affected the value of each of these portfolios by approximately Skr 4.5 billion. Credits outstanding represented Skr 70.4 billion (2000: 60.9 and 1999: 60.3) of total assets, while interest-bearing securities represented Skr 68.5 billion (2000: 97.7 and 1999: 72.3).

        In addition to the revenue-generating assets, the balance sheet also included Skr 4.0 billion (2000: 4.5 and 1999: 4.4) representing accrued and prepaid items, Skr 0.1 billion (2000: 0.1 and 1999: 0.1) representing real estate and equipment, and Skr 6.5 billion (2000: 6.6 and 1999: 12.3) representing"other assets". The main component of the latter item is the aggregate net value of derivative instruments with positive values (see Note 1 (q) to the Consolidated Financial Statements).

        The approximate month-end average volume of total assets during the year was Skr 160.2 billion (2000: 165.6 and 1999: 142.5).

Lending

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 86.8 billion (2000: 80.0 and 1999: 68.1), of which Skr 70.4 billion (2000: 60.9 and 1999: 60.3) represented credits outstanding (old format, see footnote (A) to the table below). Of the aggregate amount of Skr 86.8 million (2000: 80.0 and 1999: 68.1) of credits outstanding and committed, Skr 27.5 billion (2000: 27.5 and 1999: 18.7) was related to the S-system, of which Skr 15.5 billion (2000: 14.1 and 1999: 14.3) represented credits outstanding.

        The total volume of customer-related financial transactions amounted to Skr 24.9 billion (2000: 22.3 and 1999: 15.5) during the year. The volume of new long-term credits accepted by borrowers during the year amounted to the equivalent of Skr 20.2 billion (2000: 20.7 and 1999: 15.5), including Skr 10.6 billion (2000: 18.7 and 1999: 10.3) representing traditional export credits and Skr 9.6 billion (2000: 2.0 and 1999: 5.2) representing credits granted against documentation in the form of interest bearing securities. Of the total volume of new credits accepted, Skr 0.7 billion (2000: 10.1 and 1999: 3.9) was related to the S-system. The total volume of customer-related capital markets transactions during the period was Skr 4.7 billion (2000: 1.6 and 1999: 0).

        The large volume of new long-term traditional export credits accepted during the years 2001 and 2000, which in many cases have long disbursements periods, has gradually been reflected in the volume of credits outstanding during the year. However, there is still a large amount awaiting disbursement. At year-end, long-term credits accepted though not yet disbursed amounted to Skr 16.4 billion (2000: 19.1 and 1999: 7.8), representing a decrease of Skr 2.7 billion compared with the previous year.

			Of which S-system
	Total		Total		Ordinary export credits 2001
Volume Development, Lending (Skr million)						Concessionary credits 2001
	2001	2000	2001	2000
Offers of long-term credits accepted(A)	20,245	20,665	743	10,103	464	279
Undisbursed credits at year-end(A)	16,444	19,145	12,088	13,456	11,772	316
Credits outstanding at year-end (old format)(A)	70,361	60,856	15,454	14,081	9,755	5,699
Credits outstanding at year-end (new format)(A)	45,511	47,667	15,482	14,128	9,783	5,699

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation and these amounts do, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refers to amounts based on the old format unless otherwise stated. See also Note 17 to the Consolidated Financial Statements.

Counterparty Risk Exposures

        The table "Counterparty Risk Exposures" in the section "Operating and Financial Review and Prospects—Exposures—
Credit or Counterparty Risks" elsewhere in this Report shows the distribution of risk to the various categories of counterparties of SEK's on balance sheet assets and off-balance sheet items. During the year 2001, SEK has continued its strategy of diversification, which means that the risk exposures towards Swedish counterparties were reduced in percentage terms. Accordingly, of SEK's total counterparty risk exposures at year-end, 44% (2000: 48%) was against Swedish counterparties and 56% (2000: 52%) was against foreign counterparties. Of the total risk exposures, 21% (2000: 20%) was against the Swedish State and 17% (2000: 26%) was against other (highly creditworthy) OECD States; accordingly, the total risk exposure against OECD States amounted to 38% (2000: 46%) of total exposures. Further, of the total exposures, 15% (2000: 21%) was against Swedish banks and other financial institutions and 35% (2000: 23%) was against foreign banks and other financial institutions, while 8% (2000: 7%) was against Swedish corporations and other counterparties, and 4% (2000: 3%) was against foreign corporations and other counterparties.

        SEK is a party to financial instruments with off-balance sheet exposures in its ordinary course of business. The amounts of such exposures are shown in the table "Capital Base and Required Capital". These instruments include interest-rate related, currency related and other agreements that SEK uses exclusively for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures. The accounting policies applied to such instruments are described in Note 1 (q) to the Financial Statements. It can be noted that certain values related to derivative and other financial instruments, traditionally denoted "off-balance sheet instruments", are accounted for as on-balance sheet items included in the items "Other assets" and "Other liabilities".

        SEK has maintained, and expects to continue to maintain, a conservative policy as regards counterparty exposures arising from its credit portfolio and from other assets as well as from derivative and other financial instruments traditionally accounted for as off-balance sheet instruments.

  b.
  Results of Operations

SEK excluding the S-system

        Operating profit for the year was Skr 729.0 million (2000: 829.9 and 1999: 826.8). The return on equity was 22.5% (2000: 22.0% and 1999: 19.4%) before taxes, and 16.2% (2000: 15.9% and 1999: 14.0%) after taxes.

        Net interest earnings in 2001 were Skr 830.7 million (2000: 895.5 and 1999: 904.0). Net interest earnings include net margins from debt-financed assets, on the one hand, and revenues from the investment portfolio (i.e., the long-term fixed-rate assets financed by SEK's equity), on the other hand. For the financial year 2001, the contribution to net interest earnings from debt-financed assets increased to Skr 489.1 million (2000: 471.6 and 1999: 387.1). The underlying average volume of such debt financed assets was Skr 126.9 billion (2000: 129.9 and 1999: 106.6), with an average margin which increased to 39 basis points (2000: 36 bp and 1999: 36 bp). During the year 2001, SEK experienced increased margins on new credits, which were partly offset by slightly increased margins on borrowed funds for the latter part of the year. The increase in average margin was due also to higher average volume in the credit portfolio. Simultaneously, the average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, decreased.

        The contribution to net interest earnings from the investment of SEK's equity decreased to Skr 341.6 million (2000: 423.9 and 1999: 516.9). Such decrease reflects that reinvestment of parts of SEK's investment portfolio have been at significantly lower interest rates than the interest rates on the replaced, maturing assets, as well as a decrease in the average size of the portfolio due to a decrease in the equity, which took place in conjunction with the change in SEK's ownership in June 2000.

        Net commission revenues in 2001 were Skr 5.1 million in comparison to net commission expenditures in prior years (2000: (5.1) and 1999: (6.0)), primarily as result of increased commission revenues arising from arrangement fees and other up-front fees not directly connected to lending.

        In addition, Skr 36.7 million (2000: 36.7 and 1999: 38.0) representing remuneration from the State Support System has positively affected the operating profit.

        Operating profit before taxes in 2001 include non-recurring revenues amounting to approximately Skr 6 million (2000: 56 and 1999: —). The amount for the year 2001 represents remuneration related to excess funds to the benefit of policyholders of certain pension insurance companies included in other operating income (see Note 9 to the Consolidated Financial Statements.), but at a lower level than the Skr 16.7 million distributed in 2000. The significantly higher level of non-recurring revenues in 2000 also resulted from a net realized profit of Skr 37 million on certain interest-bearing securities that were sold to adapt the size of the investment portfolio to the decrease in equity in 2000.

        Administrative expenses increased to Skr 150.7 million (2000: 125.7 and 1999: 111.8). Of the increase in 2001, Skr 16.8 million was related to an increase in salaries and pension expenses due to the ongoing expansion of the business activities. Furthermore, Skr 6.9 million of the increase was related to a project started during 2001 aimed at replacing SEK's IT business system. In addition, during the year 2000, SEK implemented an interim general incentive system for its staff. Administrative expenses include Skr 10.2 million (2000: 5.8 and 1999: —) representing provisions under such system. The total cost for the incentive system for every individual year is limited to an amount equaling three months salaries by employee plus social insurance costs. In addition to the general incentive system, individual performance related remuneration agreements also exist.

        The net profit for the year was Skr 540.7 million (2000: 601.8 and 1999: 600.4), after charges for taxes amounting to Skr 188.3 million (2000: 228.1 and 1999: 226.4). The average effective tax rate declined in 2001 to 27.4% (2000: 28.6%) as a higher proportion of net profit comprised non-taxable income, and a lower proportion of expenses were non-deductible, than in 2000.

        SEK's net profit, reconciled to U.S. GAAP, produced a net loss of Skr 312.3 million in 2001, compared to net profits of Skr 608.7 million in 2000 and Skr 600.2 million in 1999. The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a negative adjustment of Skr 853.0 million in 2001, compared to a positive adjustment of Skr 6.9 million in 2000 and a negative adjustment of Skr 0.2 million in 1999.

        The substantially higher adjustments in 2001 in various items of the reconciliation of SEK's net income to U.S. GAAP were primarily the result of the application, beginning in 2001, of Statement of Financial Accounting Standard 133, which has increased the volatility of SEK's U.S. GAAP net income and shareholders' equity. SFAS 133 requires, among other things, that changes in the fair value of derivatives that are not part of a qualifying hedge relationship must be recognized currently in the income statement. Derivatives and hedging activities resulted in a positive adjustment to U.S. GAAP income, before related tax effects, of Skr 1,242.9 million in 2001.

        Related to this development, however, is the impact of adjustments under U.S. GAAP for changes in currency exchange rates affecting the fair value of instruments in SEK's available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133 and in the carrying value of their related funding. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders' funds (see "—Critical Accounting Policies"), but the largely offsetting changes in the Swedish krona position of the related funding must be recognized currently in the income statement. As a result, during 2001 when the Swedish krona depreciated against certain currencies in which these assets were funded, the reconciliation of SEK's income statement to U.S. GAAP led to a negative adjustment for foreign exchange differences, before related tax effects, of Skr 2,458.9 million. There is no difference in the net adjustments to shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment even though there are differences in individual components of shareholders' funds.

        The reconciliation of SEK's net income to U.S. GAAP was also positively affected in each of the past three years by gains from the repurchase of its own debt, which under U.S. GAAP is recognized immediately in the income statement and amounted to Skr 56.9 million in 2001 (2000: 22.6 and 1999: 21.0).

        See Note 1 (u) to the Consolidated Financial Statements.

Critical Accounting Policies

        Critical accounting policies for the Company are the accounting policies regarding hedge accounting according to Swedish and U.S. GAAP, respectively (See Note 1(j), (q), and (u) to the Consolidated Financial Statements.). In the management's opinion, the profit based on hedge accounting, as reported by the Company under its reporting practice following Swedish GAAP, correctly reflects the profit of the Company. Under Swedish GAAP, SEK applies hedge accounting for all transactions that are economically hedged. Such transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of such transactions due to movements in interest and/or exchange rates is hedged.

        Certain assets, liabilities and designated derivatives have qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001 nor on December 31, 2001, despite the fact that the Company was efficiently hedged through these relationships, qualify for hedge accounting under the new accounting standards imposed by SFAS 133. Therefore, the adoption of the new accounting standards increases the volatility of reported earnings under U.S. GAAP. The Company's ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting under the new accounting standards during fiscal year 2002 and thereby reduce the volatility.

        In reporting the amounts of its assets and liabilities, and its revenues and expenses, generally and especially in determinations related to hedge accounting under U.S. GAAP, the Company must make significant assumptions and estimates in assessing the fair value of its assets and liabilities. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be materially different. However, the Company expects that under Swedish GAAP the net of revenues and expenses would be substantially unchanged.

        SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. A major part of its assets, liabilities, and related derivatives is denominated in foreign currency. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by currency liabilities.

        U.S. GAAP SFAS 133 (Derivatives and hedging activities) came into effect on January 1, 2001. In addition, SFAS 115 stipulates accounting rules for securities held in the categories trading, available-for-sale, and held-to-maturity. SFAS 133 nullified a consensus contained in an earlier EITF Abstract (Issue No. 96-15) titled "Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign Currency Denominated Available-for Sale Debt Securities".

        As a result of this nullification, as from January 1, 2001, it is required that for non-derivative hedged available-for-sale securities the currency exchange effects shall affect only shareholders' funds, not net profit. However, because the effect of currency exchange changes in the borrowings funding these securities is required under U.S. GAAP to be reflected in the income statement, this increased the volatility of reported earnings under U.S. GAAP as from 2001.

The S-system

        Export credits (also called "CIRR-credits"), which represent one of the two types of credits in the S-system, contributed to the S-system results with a surplus of Skr 168.8 million (2000: 93.1 and 1999: 152.0).

        Costs related to concessionary credits, which represent the other type of credits in the S-system, were Skr 449.0 million (2000: 471.7 and 1999: 509.1).

        The net deficit of the S-system, taking into account the net result of both types of credit, is fully reimbursed by the State. The distribution of results is shown in the in the table below.

				Concessionary credits
	Export credits*
Results in the State Support System by Type of Credit (Skr million)
	2001	2000	1999	2001	2000	1999
Net interest earnings	+203	+121	+193	-433	-455	-491
Remuneration from (+)/to (-) SEK	-21	-20	-20	-16	-17	-18
Foreign exchange differences	-13	-8	-21	—	—	—

Total	+169	+93	+152	-449	-472	-509

*
CIRR-credits

        The S-system paid a net compensation to SEK amounting to Skr 36.7 million (2000: 36.7 and 1999: 38.0), being the net of, on the one hand, compensation paid to SEK for carrying the S-system credits and the related credit risks on its books and, on the other hand, reimbursement received from SEK due to certain tax effects.

c.    Liquidity and Capital Resources

Liquidity

        In accordance with SEK's funding and liquidity policies, at December 31, 2001, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See also the graph "Development over Time of SEK's Available Funds" shown in Item 5. d "Operating and Financial Review and Prospects—Exposures—Funding/Liquidity Risk".

        SEK maintains a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2001, the book value of its interest-bearing securities (new format) carried as current assets was Skr 64.0 billion (2000: 83.6 and 1999: 60.8). In addition, at that date SEK had bank deposits, repurchase agreements and cash amounting to Skr 3.2 billion (2000: 12.9 and 1999: 10.2). (See Note 1(j), 17 and 18 to the Notes to the Consolidated Financial Statements). The reduction in current assets at December 31, 2001 from the prior year reflected a decrease in 2001 in the outstanding volume of debt with original maturities of one year or less. See "Consolidated Statements of Cash Flows" in the Consolidated Financial Statements.

        The following table sets forth the maturity profile of long-term debt as of December 31, 2001:

Contractual Obligations

Year Ended December 31, 2001

Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-5 years	5-10 years	After 10 years
(In millions of Skr)
Senior Debt	123,301.0	37,419.6	41,431.1	9,709.2	34,741.1
Capital Lease Obligations	—	—	—	—	—
Operating Leases	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	123,301.0	37,419.6	41,431.1	9,709.2	34,741.1

        The following table sets forth the maturity profile of other commercial commitments, i.e. commitments regarding committed undisbursed credits as of December 31, 2001:

Other Commercial Commitments

Year Ended December 31, 2001

Amount of Commitment Expiration Per Period
Contractual Obligations	Total Amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
(In millions of Skr)
Committed Undisbursed Credits	16,443.9	5,386.6	3,334.7	4,505.1	3,217.5
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—

Total Commercial Commitments	16,443.9	5,386.6	3,334.7	4,505.1	3,217.5

        It should be noted that the figures above in the table "Contractual Obligations" and "Other Commercial Commitments" are represented in the diagram "Development over Time of SEK's Available Funds. For further information about Funding and Liquidity Risk see "Exposures—Funding/Liquidity Risk".

Capital Adequacy

        The capital base as well as the minimum capital that SEK is required to maintain are determined in accordance with the capital adequacy requirements under Swedish law that are applicable to all credit institutions supervised by the Swedish Financial Supervisory Authority. However, the adjusted capital adequacy ratios shown below are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base.

        At year-end, SEK's adjusted total capital adequacy ratio was 20.4% (2000: 20.0%), of which 13.8% (2000: 13.0%) represented adjusted Tier-1.

        SEK's regulatory capital base was Skr 5,889 million (2000: 5,836), of which the Tier-1 related amount was Skr 3,778 million (2000: 3,570). Accordingly, the adjusted capital base was Skr 6,489 million (2000: 6,436), of which the Tier-1 related amount was Skr 4,378 million (2000: 4,170). Risk-weighted claims at year-end amounted to Skr 31,812 million (2000: 32,161). Accordingly, the minimum capital required to satisfy the statutory 8% standard was Skr 2,545 million (2000: 2,573). The resulting regulatory total capital adequacy ratio was 18.5% (2000: 18.2%), which is more than two times as large as required under Swedish law. Of the regulatory total ratio, the Tier-1 ratio represented 11.9% (2000: 11.1%).

        The guarantee fund permits SEK to demand from its shareholders additional capital of up to Skr 600 million. Each of the Company's shareholders, the Swedish State and ABB Structured Finance Investment AB, is obligated to contribute up to Skr 300 million. It should be noted that the guarantee fund capital is included only when calculating the adjusted capital adequacy ratios, not the regulatory capital adequacy ratios. Information concerning ABB's parent company, ABB Ltd, and its subsidiaries appears in filings by ABB Ltd under the Securities Exchange Act of 1934, copies of which can be reviewed at the public reference facilities of the Securities and Exchange Commission in Washington, D.C. and at certain of its regional offices and are also available through the New York Stock Exchange, Inc.

        See also the table "Capital Base and Required Capital" on the following page.

Capital Base and Required Capital
According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.
However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.
(Amounts in Skr million)

I. Capital requirement

	Consolidated Group						Parent Company
	December 31, 2001			December 31, 2000			December 31, 2001			December 31, 2000
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	149,541	28,627	2,290	169,804	26,735	2,139	149,563	28,649	2,292	169,842	26,773	2,142
Off-balance sheet items	20,134	3,184	255	29,166	5,426	434	20,134	3,184	255	29,302	5,426	434
Other exposures	n.a.	1	0	n.a.	0	0	n.a.	1	0	n.a.	0	0

Total	169,675	31,812	2,545	198,970	32,161	2,573	169,697	31,834	2,547	199,144	32,199	2,576
Breakdown by category:
A. Riskweight 0%	73,077	—	—	101,635	—	—	73,077	—	—	101,771	—	—
B. Riskweight 20%	74,465	14,893	1,191	76,624	15,324	1,226	74,465	14,893	1,191	76,624	15,324	1,226
C. Riskweight 50%	2,147	1,074	86	2,200	1,100	88	2,147	1,074	86	2,200	1,100	88
D. Riskweight 100%	15,065	15,065	1,205	15,046	15,046	1,204	15,087	15,087	1,207	15,084	15,084	1,207
E. Market exposures	4,921	780	63	3,465	691	55	4,921	780	63	3,465	691	55

Total	169,675	31,812	2,545	198,970	32,161	2,573	169,697	31,834	2,547	199,144	32,199	2,576
II. Capital base (A)	III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	12/2001	12/2000	12/2001	12/2000		12/2001	12/2000	12/2001	12/2000
Tier-1 capital	3,778	3,570	3,801	3,591	Total	18.5%	18.2%	18.5%	18.2%
Tier-2 capital	2,111	2,266	2,109	2,263	Of which:
Of which:					Tier-1 ratio	11.9%	11.1%	11.9%	11.1%
Upper Tier-2	1,640	1,442	1,638	1,439	Tier-2 ratio	6.6%	7.1%	6.6%	7.1%
Lower Tier-2	471	824	471	824	Of which:
Total	5,889	5,836	5,910	5,854	Upper Tier-2 ratio	5.1%	4.5%	5.1%	4.5%
					Lower Tier-2 ratio	1.5%	2.6%	1.5%	2.6%
Adjusted Tier-1 capital	4,378	4,170	4,401	4,191	Adjusted Total	20.4%	20.0%	20.4%	20.0%
Adjusted Total	6,489	6,436	6,510	6,454	Of which: Adj. Tier-1 ratio	13.8%	13.0%	13.8%	13.0%

IV. Specification of off-balance sheet items (B)
Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures
December 31, 2001	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	120,310	6,245	2,480	3,765	6,268	1,584	745	5,891	1,066	2,793
Interest rate related contracts	103,836	2,901	2,477	424	3,024	742	205	414	1,923	24
Equity related contracts	19,462	2,613	1,021	1,592	992	605	25	111	269	644
Commodity related contracts, etc	357	44	23	21	48	10	—	—	—	—

Total derivative contracts	243,965	11,803	6,001	5,802	10,332	2,941	975	6,416	3,258	3,461
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	16,444	8,222	—	8,222	—	243

Total (C)	260,518	20,134	6,001	14,133	10,332	3,184
December 31, 2000
Derivative financial contracts:
Currency related agreements	160,509	10,121	5,081	5,040	10,150	2,254	963	5,022	3,193	4,426
Interest rate related contracts	104,957	2,415	2,017	398	1,609	646	103	196	420	—
Equity related contracts	21,181	4,466	3,051	1,415	1,944	918	1	980	200	91
Commodity related contracts, etc	2,036	78	50	28	4	32	—	—	—	—

Total derivative contracts	288,683	17,080	10,199	6,881	13,707	3,850	1,067	6,198	3,813	4,517
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	2,527	2,527	—	2,527	—	—
Undisbursed credits	19,145	9,559	—	9,559	—	1,576

Total (C)	310,355	29,166	10,199	18,967	13,707	5,426

(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2001 profits.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.) It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

(C)
In addition, the Parent Company guaranteed liabilities of its subsidiary amounting to Skr - million (2000: 136).

        In the ordinary course of business SEK is a party to financial instruments with off-balance sheet exposure. The amounts of such exposures are shown in the table above. These instruments include primarily interest rate related and currency related agreements.

        d.    Exposures

        Management, analysis and control of risk are the responsibilities of the Risk & Credit Management units within SEK. The objective of these units is to ensure that SEK is at the forefront of risk management, including credit, market, liquidity and operational risk, such that SEK's high creditworthiness is assured at all times.

Business Background

        The objective of the Company is to engage in financing activities in accordance with the Swedish Financing Business Act and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds.

        The construction or production periods that follow the conclusion of an export transaction may range over a number of years before completion or delivery. The success of an exporter often depends on access to long-term financing during this entire process. In order to meet the demand for such financing, SEK grants medium- and long-term credits, primarily at fixed interest rates, although credits at floating interest rates are also granted. The total time from commencement of the credit agreement until final repayment may be as long as twenty years. Such long-term contracts require special attention to the management of the inherent risk exposures. SEK's organization and working procedures are established in order to secure efficient handling and supervision of such risks.

        In addition to its own business, SEK also administers, on behalf of the Swedish Government, the State's export credit support program and linked aid credit program. Although the deficits (surpluses) of such programs are reimbursed by (paid to) the State, any credit losses that would be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these credits as well, all of which are reported on SEK's balance sheet.

        SEK funds its activities primarily by public issues and private placements in the international capital markets. The majority of the financing is obtained at fixed interest rates. SEK's funding makes use of traditional structures as well as more complicated structures, many of which are tailored to suit the needs of the investors.

        In connection with its borrowing, lending, and placement of liquid funds, SEK uses a variety of financial instruments, such as interest rate swaps, currency swaps, futures, and options. These instruments are used mainly to hedge or reduce exposures.

Basic Policies

        SEK's Board of Directors has established the following basic policies:

  •
  SEK will carry out its business in a manner such that SEK is perceived by its business counterparties as a counterparty.

  •
  SEK will be selective in accepting counterparty exposures in order to ensure high credit quality.

  •
  All of SEK's lending commitments will at all times be fully funded through maturity.

  •
  SEK will at all times maintain a capital adequacy ratio that is well above the minimum required by law. In the context of these policies, SEK will strive to provide its shareholders with a competitive long-term return on equity.

        With regard to different risk exposures, SEK applies the following policies(1).

(1)
In common financial language, the expressions "exposure(s)" and "risk(s)" are sometimes used as synonyms. However, more precisely, "exposures" denotes the position (of assets/liabilities) that is exposed to a certain type of risk (which also can be expressed as "risk exposure"), while "risk" is used to denote the (quantified amount of) risk of loss that the underlying, risk-exposed position generates.

Credit or Counterparty Risks

        A counterparty risk represents the risk of loss that would occur if a counterparty would fail to perform according to the terms and conditions of a contract.

        In the management of counterparty risks, SEK makes use of a system of credit approvals, limits, risk classifications, and monitoring procedures. The system differentiates to various degrees between exposures to different countries, industry categories, groups of counterparties, and individual counterparties, as well as by the terms of the exposures and types of obligation. SEK has an internal rating procedure for counterparties that are not rated by any of the international rating agencies.

        For counterparties that are rated by at least one of the large, international rating agencies, SEK's executive committee may establish counterparty exposure limits up to certain levels approved by the Board of Directors. Limits above these levels can only be established by the Board of Directors. SEK monitors all credit limits and exposures on a daily basis, and the Board of Directors reviews all such limits once a year.

        It should be noted that the security used by SEK to cover counterparty risk exposures related to lending principally involves various types of guarantees.

        If SEK relies on a guarantor rather than the borrower when approving a credit, the risk exposure is allocated to the guarantor.

        SEK's policy restricts the categories of counterparty on which it is prepared to assume credit risk exposures to the following: the Swedish and other Nordic states; certain other states within the OECD; Swedish and other Nordic banks and credit institutions, international banks with high credit quality in the most important industrialized countries, large Swedish and other Nordic corporations, (in most cases corporations with publicly listed shares) and other, foreign corporations with high credit quality in a limited number of cases.

        In addition, SEK's Board of Directors decided in 1997 that SEK may assume other than traditional types of credit risk exposures, provided, however, that SEK's conservative credit risk policy remains unchanged, to ensure that SEK's high creditworthiness is maintained.

        The Board of Directors has established that SEK may, in certain cases, grant credits for financing of projects ("project financing"), i.e., credits for which the repayment depends primarily on the cash flow generated by the project. However, conservative credit risk policies will be applied also within this area.

        The Board of Directors has presently restricted the total volume of project financing in which SEK may participate to Skr 1 billion. The volume of such credits outstanding at year-end 2001 was Skr 165 million (2000: Skr 154 million).

        In order to reduce counterparty risk exposures that may arise from derivative contracts, SEK strives to establish credit support or mark-to-market agreements before entering into new derivative contracts. These agreements oblige SEK's counterparties to provide collateral to SEK in the form of first-class securities or cash, or to make mark-to-market settlements, if the market-values of the contracts exceed certain levels or if the rating of the counterparty falls below a certain level. The levels are individually determined and agreed with each counterparty.

        The table "Counterparty Risk Exposures" shows the distribution, by category of counterparty, of SEK's total counterparty risk exposures related to credits, interest-bearing securities and off-balance sheet items.

Counterparty Risk Exposures
(Amounts in Skr billion)

Consolidated Group and Parent Company:

	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	12/2001		12/2000		12/2001		12/2000		12/2001		12/2000
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Swedish:
State	33.2	21	37.4	20	31.4	23	34.4	22	1.8	9	3.0	11
Municipalities	2.6	2	1.8	1	2.6	2	1.8	1	—	—	—	—
Mortgage institutions	4.1	3	3.9	2	4.1	3	3.9	2	—	—	—	—
Banks	16.6	10	31.9	17	14.9	11	25.5	16	1.7	9	6.4	24
Other credit institutions	2.6	2	2.8	2	2.6	2	2.8	2	—	—	—	—
Others	9.4	6	11.5	6	9.4	7	11.2	7	—	—	0.3	1
Foreign:
States	27.3	17	48.2	26	22.0	16	48.2	30	5.3	26	—	—
Municipalities and provinces	0.4	0	0.6	0	0.4	0	0.6	0	—	—	—	—
Banks	42.6	27	34.6	19	36.5	26	23.9	15	6.1	30	10.7	40
Other credit institutions	13.0	8	7.1	4	7.8	5	0.8	1	5.2	26	6.3	24
Others	7.2	4	5.6	3	7.2	5	5.5	4	—	—	0.1	0

Total	159.0	100	185.4	100	138.9	100	158.6	100	20.1	100	26.8	100

        Following Sweden's admission to membership in the EU, the Swedish Financial Supervisory Authority in 1995 introduced new regulations, in conformity with EU's Council Directive 92/121 and the Swedish legislation adopted in connection therewith, regarding large exposures of credit institutions. Under such regulations, a risk exposure to an individual counterparty may not exceed 25 percent of the capital base of the credit institution. As of year-end 2001, SEK's capital base was approximately Skr 5.9 billion.

        When determining the risk exposures, certain amounts may be disregarded, for instance, exposures to most states, and/or weighted, for instance, exposures to most credit institutions. The latter risk exposures may be weighted by 20%. SEK presently deems these regulations to have no restrictive impact on its business.

        During the year 2001, SEK has continued its strategy of diversification, which means that the risk exposures towards Swedish counterparties will be reduced in percentage terms. Accordingly, of SEK's total counterparty risk exposures at year-end, 44% (2000: 48%) was against Swedish counterparties and 56% (2000: 52%) was against foreign counterparties. Of the total risk exposures, 21% (2000: 20%) was against the Swedish State and 17% (2000: 26%) was against other (highly creditworthy) OECD States; accordingly, the total risk exposure against OECD States amounted to 38% (2000: 46%) of total exposures. Further, of the total exposures, 15% (2000: 21%) was against Swedish banks and other financial institutions and 35% (2000: 23%) was against foreign banks and other financial institutions, while 8% (2000: 7%) was against Swedish corporations and other counterparties, and 4% (2000: 3%) was against foreign corporations and other counterparties.

        An important aspect of counterparty risk is duration. The graph "Development of Counterparty Risk Exposures Related to Long-Term Credits" on the next page shows the development over time of counterparty risk exposures in SEK's long-term credit portfolio, taking into account agreed amortizations. As shown in the graph, the Swedish state and foreign states with high credit quality represent a large portion of SEK's counterparty exposures, especially in the longer maturities. The major portion of the credit portfolio not covered by highly creditworthy states relates to credit institutions and large corporations with high credit quality.

Development of Counterparty Risk Exposures Related to Long-Term Credits

(Outstanding and Committed Credits) as of December 31, 2001

        It is worth noting that 50% (2000: 48%) of the risk exposures under credits outstanding were related to credits for which more than one party is responsible for the same payments.

        Due to the natural involvement of Swedish banks in SEK's traditional export financing activities, as agents and guarantors of residual risk under EKN-guarantees, Swedish banks represent the largest individual counterparty risk exposures—with the exception of a few highly creditworthy states.

        Most of the credits granted by SEK are related to Swedish exports. Measured by revenues, the largest Swedish export markets are Western Europe and North America. However, exports to other, including less developed, markets are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying creditworthiness. Since SEK applies a conservative counterparty risk exposure policy, SEK is very selective in accepting such risk exposures. Accordingly, the creditworthiness of SEK is not dependent on the individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but on the individual counterparties to whom SEK accepts counterparty risk exposure. (Such risk exposures are shown in the table "Counterparty Risk Exposures.")

        Nevertheless, the table Credits Outstanding on the next page shows the distribution of SEK's credits outstanding (including credits granted against documentation in the form of interest-bearing securities). The table is broken down by domicile of borrower (by geographical region). However, it further shows, by domicile and category, the related risk counterparties to whom SEK's counterparty risk exposures are allocated when taking into account prevailing guarantees and collateral. The table shows that approximately 71% (2000: 80%) of SEK's total risk exposure related to the portfolio of credits outstanding is related to counterparties in Sweden, approximately 13% (2000: 13%) is related to counterparties in other Nordic countries, and approximately 16% (2000: 7%) is related to counterparties in other Western European countries.

Credits Outstanding
at December 31, 2001

        Borrowers (primary obligors) by region and related risk counterparties (taking into acount guarantees and other collateral) by region and category.

(Skr billion)

		Domiciliation and category of the related counterparties, to whom SEK is risk exposed
		Sweden				Other Nordic Area				Other Western Europe
Domiciliation of borrowers	Total Amount	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.9	1.8	1.7	0.1	0.0	0.0		0.0	0.0	0.1	0.1	0.0
Asia	16.0	12.4	11.7	0.6	0.1	1.6	1.5	0.1	0.0	2.0	0.1	1.9
Pacific	0.0	0.0	0.0	0.0
Latin America	10.0	8.6	8.0	0.6	0.0	0.1		0.1	0.0	1.3	0.5	0.8	0.0
North America	4.7	0.2	0.1	0.0	0.1					4.5		3.7	0.8
Sweden	25.9	25.6	5.2	11.7	8.7	0.3			0.3
Other Nordic Area	7.2					7.2	2.0	1.2	4.0
Other Western Europe	3.8	0.2	0.2	0.0		0.0	0.0		0.0	3.6		3.2	0.4
Baltic Area	0.2	0.2	0.2	0.0	0.0	0.0			0.0
Other Eastern Europe	0.7	0.7	0.3	0.0	0.4

Total	70.4	49.7	27.4	13.0	9.3	9.2	3.5	1.4	4.3	11.5	0.7	9.6	1.2

        Settlement risk exposures, that is, the risk of loss that would occur if a counterparty who has received payment for an asset or delivery of an asset defaults before fulfilling its part of the transaction, are specific types of counterparty exposures. SEK has established separate settlement limits for certain counterparties. Such limits have been established not only for the traditional types of counterparties, but also for certain smaller institutions. In these cases, the limits may amount only to some ten millions of Swedish kronor.

Market Risks

        A market or price risk represents the risk of loss that would occur if the value of a contract would change as a result of a change in market conditions, for instance, in interest rates or currency exchange rates.

        All individual financial instruments are subject to market risk. A change in the market value of an instrument also changes the credit risk to the counterparty of that instrument.

        In principle, the longer the remaining underlying maturity of an instrument, the larger the potential market risk. However, the maturity is only one factor that affects the size of the market risk. Since SEK's business is focused on long-term transactions and its lending is denominated in a number of currencies and carries mostly fixed interest rates, the potential market risk related to individual contracts and counterparties is large. However, the majority of these individual market risks are hedged by offsetting transactions.

        SEK uses sophisticated techniques to manage market risks. These are aimed at facilitating the determination of the risks, by taking into account, for example, effects due to changes in the portfolios.

        SEK uses all major capital markets to fund its activities. In anticipation of on-lending borrowed funds, which normally have long-term maturities and fixed interest rates, the funds are swapped into floating interest rates and invested in liquid assets. Later, when the lending transactions materialize, the liquid assets are sold and the swaps are unwound or, in most cases, new swaps are entered into. Due to the fact that SEK uses the techniques described above and complex funding structures that may include, for example, embedded options or formulas to determine repayment amounts, SEK becomes a party to a large number of interest rate- related and currency-related contracts as well as equity-related and commodity-related contracts. The capital adequacy table included in the Report of the Directors shows certain amounts with respect to such off-balance sheet contracts as of year-end 2001.

        It is worth noting that off-balance sheet contracts with positive values and with negative values, respectively, are reported on-balance sheet as one component of "other assets" and "other liabilities." See Note 1 (q) to the Consolidated Financial Statements.

Credit Spread Risks

        In line with SEK's ongoing effort to develop its business while controlling the risks, a new portfolio was established in the year 2000 for investments with market valuation of credit spreads. The Board of Directors has established a limit for the market risk in credit spreads based on an instantaneous parallel shift in such spreads of 20 basis points. The credit spread risk may not exceed Skr 75 million. At year end the credit spread risk was Skr 11 million.

Foreign Currency Risks

        SEK lends in all major currencies and matches its credits with liabilities in the same currencies. SEK does not take on currency exchange risks, with the exception of short-term risks resulting from the accumulation of profits from credits and liquid assets in foreign currencies. The Board of Directors has established a limit for foreign currency risks measured as the change in value of foreign currency positions resulting from an adverse change in the Skr exchange rate of 10%. The aggregate foreign currency risk may not exceed Skr 40 million.

        At year-end 2001, the aggregate currency risk was Skr 24.4 million.

Interest Rate Risks

        SEK takes certain interest rate risks in order to achieve its objective of promoting Swedish exports by providing competitive fixed rate financing in all maturities.

        Since SEK is continually granting new credits, with different disbursement periods and maturities, in varying amounts, it is cost effective for SEK to run books in the various currencies. Consequently, there are varying, but limited, amounts that are exposed to interest rate fluctuations.

        The Board of Directors has established limits for yield-curve-shift-related interest rate risks ("yield-curve interest rate risks") in each currency. The risks may not exceed the higher of (i) the parallel-shift interest rate-change risk, calculated based on the assumption of a one-percentage point interest rate-change at all maturities, and (ii) the twist/directional interest rate-change risk, calculated based on the assumption of changes of the interest rates in different directions at different maturities. The aggregate yield-curve interest rate risk may not exceed the countervalue of Skr 190 million, of which not more than 50 million may be related to the next twelve-month-period. Sub-limits are established for different currencies based on their relative importance to SEK. In addition, the Board of Directors has also established limits that restrict the interest rate risks that SEK may be exposed to with regard to differentials in the interest rate basis for different currencies ("basis risks"). These risks are calculated based on internally established standard-differentials, and may not at any point in time exceed the countervalue of Skr 190 million.

        a.    Foreign currencies.    SEK's yield-curve interest rate risk in the portfolio of committed fixed rate foreign currency lending at year-end was Skr 51.2 million, of which Skr 21.8 million was related to the year 2002. The total period to which the risk is related is longer than ten years. The major part of this risk is related to U.S. dollars and Euro.

        b.    Swedish kronor.    At year-end 2001, SEK's equity and untaxed reserves were invested in interest generating assets (lending and securities) (Skr 3.9 billion), and SEK's office building (Skr 0.1 billion).

        Since the Board of Directors requires a stable, long-term return on shareholders' funds, SEK excludes the assets in which equity and untaxed reserves are invested from the exposures on which the interest rate risks are calculated. The average maturity of these investments, which total Skr 4.0 billion, is approximately four years.

        The interest rate risk related to the portfolio of committed fixed rate Swedish kronor lending and securities at year-end was Skr 42.8 million, based on the assumption of a one percentage point interest increase at all maturities, of which Skr 23.1 million was related to the year 2002.

Funding/Liquidity Risk

        A funding/liquidity risk represents the risk of loss that would incur if commitments could not be met due to cash flow mismatches (i.e., deficits of funding or liquidity).

        SEK's policy is to fund all lending commitments through maturity. This makes it possible for SEK to commit new credits, whenever needed, and to avoid capital markets borrowing during long periods of time when the terms offered are deemed to be disadvantageous.

        Although SEK's policy means that SEK never has to borrow to be able to meet its commitments, SEK has established a large number of long-term as well as short-term borrowing programs all over the world. These programs reduce the dependence on individual markets and their liquidity. In addition, SEK has also available back up facilities for its short-term programs. The Company does not, however, rely on the back up facilities for its funding.

        In connection with SEK's borrowing programs and back up facilities there are no provisions connected to adverse changes in SEK's credit rating or declines in financial ratios or other measures of financial performances that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of an additional financial obligation.

        The development over time of SEK's available funds, and of its credits outstanding and credits committed (though not yet disbursed), as of year-end 2001 is shown in the diagram "Development over Time of SEK's Available Funds". The upper field in the diagram illustrates available excess funds.

                                                 Development over Time of SEK's Available Funds
                                                 Borrowing plus Shareholder's Funds and Lending with Maturities Exceeding One Year as of December 31, 2001

Operational Risks

Legal Risks

        A legal risk represents the risk of loss that would occur if a transaction could not be consummated as planned due to some legal barrier, such as inadequate documentation or non-enforceability of certain conditions.

        Legal risks are reduced by involving experienced internal decision makers, as well as experienced in-house and outside counsels and administrative staff. High levels of skill and integrity are promoted among the staff.

        The complexity of the documentation of a transaction usually varies with the complexity of the underlying transaction. However, SEK strives to apply, as far as possible, streamlined terms and conditions in all agreements. Strict policies are established by SEK in this regard.

        During recent years, there has been a trend among large borrowers having their own public borrowing programs, including standard documentation, to require the use of such standard documentation when they raise traditional funding. As long as such documentation meets SEK's requirements, SEK is prepared to accept it.

Operations and Systems Risks

        Operations and systems risks represent the risk of of losses that would occur if human errors or fraud would take place, or if systems would fail to operate adequately.

        Internal instructions with regard to decision-making and control procedures are established at the Board level or by the President of the Company. The reporting of transactions and of exposures is performed, using predetermined formats, by departments other than those concluding the transactions.

        SEK develops and maintains its own computer systems.

        Certain support and maintenance agreements have been concluded with external parties within this area. Strict back-up routines are applied within the EDP department in order to reduce the risk of loss of information. Further, the EDP department strives to have availability to external back-up hardware-facilities in case of damage of SEK's equipment.

Risk Control

        The objective of the Risk Control Group, which operates independently from the rest of the organization, is to further improve—by adding a level to the other control levels and procedures—the control and the quality of all risk reporting to the Board of Directors and the control of the conformity and functionality of all internal instructions and authorizations.

        Risk Control is independent from the operational functions, dealing only with control and supervisory activities. The group reports directly to the President. In certain cases Risk Control is obliged to report to the Chairman of the Board of Directors.

        In order to fulfill these objectives it is necessary to achieve an overall view of all types of risk associated with SEK's activities, thereby allowing for judgements regarding various types of risk, their relative importance, and the quality and accuracy of the procedures, measurements and reports supporting the management of each risk. The risk areas subject to monitoring are primarily credit risk and market risk but also legal risk, operational risk and system risk, and to some extent liquidity risk.

        Risk Control also monitors and evaluates SEK's organization, instructions and quality of internal control. A good quality of internal control within SEK is dependent upon SEK organizing its business in such a manner that it is maintained in compliance with applicable law and other regulations, and is in accordance with the policies established and instructions given.

        A high level of internal control is maintained by the regular process of updating internal instructions and authorizations. SEK's personnel should at all times be familiar with the meaning and content of such instructions. The internal instructions and authorizations should provide that no single person can alone handle a transaction throughout the administrative systems and that the handling of a transaction by one employee always is subject to control by another employee. A high level of internal control is also maintained by the fact that the systems for handling information and computing risk measurements are well adapted to the Company's business activities. The operation and maintenance of such systems should also be well secured.

        Part of the responsibility of the Risk Control Group is also to participate, on its own initiative, in the process of maintaining and developing the relevant reports and instructions in order to ensure their appropriateness, reliability and accuracy. Such participation is always done in close cooperation with the officers responsible for the operational functions in order to achieve a high level of understanding regarding the purpose of such actions.

        The responsibility of Risk Control also includes supervisory control of agreements entered into by SEK, especially credit and borrowing agreements, as well as other kinds of agreements and obligations. The purpose of such control is primarily to verify that the documentation is formulated in line with SEK's established policies.

        The activities within the Risk Control group are carried out in a systematic manner in accordance with a plan established on a yearly basis by the Board of Directors. The plan also specifies the formats and regularity of reporting to the President, to the Board of Directors, and to the auditors.

        e.    Other—Recent Accounting Pronouncements Issued

        A number of new or revised Swedish accounting pronouncements came into effect as from January 1, 2002.

        New standards have thus been issued based on:

    IAS 22 and IAS 27—Business Combinations

    IAS 36—Impairment of Assets

    IAS 37—Provisions, Contingent Liabilities, and Contingent Assets

    IAS 38—Intangible Assets

        SEK does not expect that these new standards will materially affect SEK's financial reports although the new standard on Intangible Assets may result in SEK recognizing as an asset some internally generated intangible assets, such as internally generated software to be developed for own use under rules similar to those already in force in the United States.

        The FASB has issued a number of new standards effective 2002 or later:

    SFAS No. 141—Business Combination

    SFAS No. 142—Goodwill and Other Intangible Assets

    SFAS No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets.

        SEK does not expect that these new standards will materially affect SEK's financial reporting under U.S. GAAP.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AB Svensk Exportkredit:

        We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2001 and 2000, and the related consolidated and parent company statements of income and of cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the respective financial position of the Company at December 31, 2001 and 2000, and the respective results of operations and of cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations for each of the years in the three-year period ended December 31, 2001 and consolidated shareholders' funds as of December 31, 2001 and 2000, to the extent summarized in Note 1(u) to the consolidated financial statements. As more fully described in Note 1(u) to the consolidated financial statements, the originally reported amount of net income for the year ended December 31, 2001 under generally accepted accounting principles in the United States of America has been restated.

KPMG
By:	/s/ ANDERS LINÉR Anders Linér Authorized Public Accountant

Stockholm, Sweden
February 27, 2002 except Note 1(u) and Note 32
which are as of May 6, 2002 and the restatement
within Note 1(u) which is as of March 31, 2003

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF INCOME

SEK (exclusive of the S-system)

	2001		2002		1999
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	6,911.7	6,917.5	7,347.1	7,353.1	6,078.5	6,084.4
Interest expenses	-6,081.0	-6,081.2	-6,451.6	-6,452.1	-5,174.5	-5,174.8

Net interest revenues (Notes 4, 5)	830.7	836.3	895.5	901.0	904.0	909.6
Commissions earned (Note 6)	12.8	12.8	1.5	1.5	—	—
Commissions incurred (Note 6)	-7.7	-7.7	-6.6	-6.6	-6.0	-6.0
Remuneration from the S-system	36.7	36.7	36.7	36.7	38.0	38.0
Net results of financial transactions (Notes 7, 8)	6.0	6.0	18.6	18.6	-4.4	-4.4
Other operating income (Note 9)	8.2	8.1	16.8	16.8	0.7	0.7
Administrative expenses (Note 10)	-150.7	-157.0	-125.7	-132.0	-111.8	-117.9
Depreciations of non-financial assets (Notes 11, 12)	-6.3	-4.2	-5.6	-3.4	-5.1	-3.0
Other operating expenses (Note 9)	-0.7	0.0	-1.3	-0.7	-0.4	0.0
Recovered credit loss (Note 13)	—	—	—	—	11.8	11.8

Operating profit	729.0	731.0	829.9	831.9	826.8	828.8
Changes in untaxed reserves (Note 15)	n.a.	19.3	n.a.	157.4	n.a.	-48.1
Taxes (Note 16)	-188.3	-193.7	-228.1	-272.2	-226.4	-212.9

NET PROFIT FOR THE YEAR	540.7	556.6	601.8	717.1	600.4	567.8

        The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	2001	2000	1999
Interest revenues	622.7	584.9	617.5
Interest expenses	-853.3	-919.0	-915.3

Net interest expenses (Notes 4, 5)	-230.6	-334.1	-297.8
Remuneration to SEK	-36.7	-36.7	-38.0
Foreign exchange effects (Note 7)	-12.9	-7.8	-21.2
Reimbursement from the State	280.2	378.6	357.0

Net	0.0	0.0	0.0

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2001			December 31, 2000
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 18)	17,599.1	17,599.1	73.4	42,238.0	42,238.0	122.3
Of which current assets	(16,510.3)	(16,510.3)	(73.4)	(41,181.6)	(41,181.6)	(122.3)
Of which fixed assets	(1,088.8)	(1,088.8)	—	(1,056.4)	(1,056.4)	—
Credits to credit institutions (Note 17)	15,361.8	15,361.7	8,480.8	23,310.5	23,310.5	7,241.6
Credits to the public (Note 17)	30,149.2	30,149.2	7,001.5	24,356.7	24,356.7	6,886.2
Other interest-bearing securities (Note 18)	75,819.5	75,819.5	—	68,698.5	68,698.5	—
Of which current assets	(47,479.0)	(47,479.0)	—	(42,385.2)	(42,385.2)	—
Of which fixed assets	(28,340.5)	(28,340.5)	—	(26,313.3)	(26,313.3)	—
Of which credits	(28,074.2)	(28,074.2)	—	(26,055.3)	(26,055.3)	—
Shares in subsidiary (Note 19)	n.a.	103.6	—	n.a.	103.5	—
Non-financial assets (Note 11, 12)	139.3	18.9	—	140.6	18.2	—
Other assets (Note 20)	6,498.1	6,537.3	190.2	6,555.0	6,611.3	254.0
Prepaid expenses and accrued revenues (Note 21)	3,973.8	3,973.8	232.9	4,504.8	4,504.8	266.1

Total assets	149,540.8	149,563.1	15,978.8	169,804.1	169,841.5	14,770.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions (Note 22)	1,510.6	1,510.6	12.5	5,504.1	5,368.2	14.7
Borrowing from the public (Note 22)	92.9	92.9	0.0	115.1	115.1	0.0
Senior securities issued (Note 22)	121,697.5	121,697.5	5,158.6	135,776.8	135,776.8	5,116.3
Other liabilities (Note 23)	13,887.4	13,889.6	292.5	15,726.0	15,881.4	300.3
Lending/(borrowing) between SEK and the S-system	—	—	10,186.4	—	—	8,993.1
Accrued expenses and prepaid revenues (Note 24)	3,565.6	3,565.4	328.8	4,509.6	4,509.2	345.8
Allocations (Note 25)	403.4	18.4	—	409.9	19.5	—
Subordinated securities issued (Note 26)	4,738.0	4,738.0	—	4,256.9	4,256.9	—

Total liabilities and allocations	145,895.4	145,512.4	15,978.8	166,298.4	165,927.1	14,770.2
Untaxed reserves (Note 15)	n.a.	1,374.9	—	n.a.	1,394.2	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,129.9	140.0	—	1,143.8	140.0	—

Total non-distributable capital	2,119.9	1,130.0	—	2,133.8	1,130.0	—
Profit carried forward	984.8	989.2	—	770.1	673.1	—
Net profit for the year	540.7	556.6	—	601.8	717.1	—

Total distributable capital	1,525.5	1,545.8	—	1,371.9	1,390.2	—

Total shareholders' funds (Note 27)	3,645.4	2,675.8	—	3,505.7	2,520.2	—

Total liabilities, allocations and shareholders' funds	149,540.8	149,563.1	15,978.8	169,804.1	169,841.5	14,770.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities (Note 1(l))
Subject to repurchase agreements	0.0	0.0	—	2,365.8	2,365.8	—
Subject to lending	109.4	109.4	—	160.9	160.9	—
CONTINGENT LIABILITIES
Guarantee for liabilities of subsidiary (Note 28)	—	—	—	—	136.1	—
COMMITMENTS
Committed undisbursed credits (Note 28)	16,443.9	16,443.9	12,087.6	19,145.0	19,145.0	13,455.6
Other commitments (Note 28)	—	—	—	—	—	—

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001		2000		1999
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	540.7	556.6	601.8	717.1	600.4	567.8
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a.	-19.3	n.a.	-157.4	n.a.	48.1
Increase(+)/decrease(-) in deferred taxes	-10.5	-5.1	-44.1	n.a.	13.5	n.a.
Depreciations	6.3	4.2	5.6	3.4	5.1	3.0
Increase(-)/Decrease(+) in prepaid expenses and accrued revenues	531.0	531.0	-102.3	-102.3	202.0	202.0
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	-944.1	-943.7	286.5	286.4	304.7	305.5
Decrease (+)/increase (-) in derivative instruments with positive or negative values	-188.6	-188.6	11,078.1	11,078.1	-4,477.0	-4,477.0
Other changes—net	-1,589.0	-1,725.1	-283.0	-278.1	2,386.3	2,176.1

Net cash (used in)/provided by operating activities	-1,654.2	-1,790.0	11,542.6	11,547.2	-965.0	-1,174.5

CASH FLOWS FROM INVESTING ACTIVITIES
Disbursements of credits(A)	-17,576.0	-17,576.0	-7,759.8	-7,759.8	-6,380.1	-6,380.1
Repayments of credits, including effects of currency translations	17,562.7	17,562.8	3,567.2	3,567.2	6,134.4	6,134.4
Net increase(-)/decrease(+) in bonds and securities held(B)	17,517.9	17,517.9	-21,887.7	-21,887.7	-8,646.0	-8,646.0
Capital expenditures	-5.0	-5.1	-6.5	-6.5	-3.0	-3.0
Other changes—net	2,169.5	2,169.5	150.6	150.6	615.6	615.5

Net cash (used in)/provided by investing activities	19,669.1	19,669.1	-25,936.2	-25,936.2	-8,279.1	-8,279.2

CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease(-)/increase(+) in originally short-term debt	-41,809.8	-41,809.8	21,777.3	21,777.3	-3,723.1	-3,723.1
Proceeds from issuance of long-term senior debt	37,957.0	37,957.0	18,416.5	18,416.5	31,478.5	31,478.5
Proceeds from issuance of long-term subordinated debt	—	—	442.9	442.9	184.0	184.0
Repayments of long-term senior debt, including effects of currency translations on all debt	-11,655.7	-11,519.9	-25,912.8	-25,917.4	-27,116.3	-26,906.7
Dividend paid	-401.0	-401.0	-1,725.1	-1,725.1	-667.1	-667.1
Own long-term debt repurchased, net change	-2,105.4	-2,105.4	1,394.8	1,394.8	9,088.1	9,088.1

Net cash (used in)/provided by financing activities	-18,014.9	-17,879.1	14,393.6	14,389.0	9,244.1	9,453.7

Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period(A)	0.0	0.0	0.0	0.0	0.0	0.0

(A)
Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes—net. The amount of deposits with banks at December 31, 2001 was Skr 151.5 million (December 31, 2000: Skr 2,320.8 million, 1999: 2,384.3 million). Such amounts are not included in the amounts of Cash in hand on the balance sheet.

(B)
Net increase(-)/decrease (+) in credits granted against documentation in the form of interest-bearing securities are included as one component of Net increase/decrease in bonds and securities held.

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        All amounts are in Skr million, unless otherwise indicated.

Swedish Financial Supervisory Authority's regulations regarding Annual Reports

        This annual report has been prepared in compliance with regulations of the Swedish Financial Supervisory Authority regarding annual reports for Credit Institutions and Securities Companies (the "Regulations").

Introductory Note

The Parent Company compared with the Consolidated Group

        AB Svensk Exportkredit ("the Company") reports separate financial information for the Consolidated Group and the Parent Company.

        The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly owned subsidiary AB SEKTIONEN (the "Subsidiary" or "SEKTIONEN"). SEKTIONEN's most material asset is its building, serving as SEK's headquarters, and SEKTIONEN does not presently operate any business other than renting its building to SEK and borrowing funds, on behalf of the Parent Company, from the European Investment Bank under a special co-operation agreement including the three parties. Such borrowings are immediately on-lent, on the same terms, to the Parent Company, which also guarantees SEKTIONEN's obligations under the said agreement.

        The net result of the Subsidiary for the year 2001 was Skr 0.0 million (2000: Skr 0.0 million).

        The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

Note 1.    Accounting principles applied

Introduction

        Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, have been adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

        The regulations include, among other things, specific rules for "hedge accounting", see Note 1(j) below. Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same.

        The following accounting policies have been applied:

          (a)  Consolidation. The consolidated financial statements have been drawn up based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiary and the equity of the Subsidiary, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by the Subsidiary and is consolidated accordingly. Thus, the Consolidated Balance Sheet principally reflects the same situation as would have been the case if the Parent Company had directly owned the building. All intercompany accounts and transactions have been eliminated in consolidation.

          No untaxed reserves are reported in the Consolidated Balance Sheet, nor are changes in untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of "allocations". Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

          (b)  S-system. SEK administers, against compensation, the State's export credit support system and the State's tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears, for certain programs every four months and for other programs every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the State) are reported as "Due from the State" (see also Note 20) until settled.

          (c)  S-system statements. Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

          With regard to balance-sheet statements, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance-sheet statements are also included columns with the heading "Of which S-system", where the S-system-related items are shown separately.

          Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the State as described in Note 1 (b).

          (d)  Accrual basis accounting. The SEK-group is on the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also Note 1(b)).

          (e)  Payment or business day reporting. The reporting on the balance sheet is based on business transaction days which, in the case of credits and borrowing, is generally when funds are advanced.

          (f)    Gross basis reporting. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

          (g)  Current and fixed financial assets. Financial assets are classified as "current financial assets" or "fixed financial assets".

          (h)  Untaxed reserves. In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

          (i)    Currency translation. Assets and liabilities in foreign currencies have been translated to Swedish kronor at the year-end exchange rates (see Note 2). Currency exchange effects are included as one component of "net results of financial transactions".

          Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

          (j)    Securities. The following principles have been applied with regard to interest-bearing securities ("securities" or "interest-bearing securities"):

          Securities acquired with the purpose of hedging the return on SEK's equity during the tenor of the securities, and aimed to be held to maturity ("held-to-maturity account securities"), are classified as fixed financial assets and reported at amortized cost.

          Securities included in interest-rate and currency-exchange-rate hedged transactions ("hedge account securities") are classified as current financial assets and reported—in accordance with the hedge accounting rules—at amortized cost. Hedge account securities are offset mainly by other items, mostly liabilities, with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of the same due to movements in interest and exchange rates is hedged.

          The securities in the Trading Portfolio ("Trading Securities") are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

          Realized gains and losses in connection with sales of hedge account securities, which have not been material, are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions.

          Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

          The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) "Treasuries, etc., eligible for refinancing with central banks", and (ii) "Other interest-bearing securities". Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, according to SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term "Treasuries/government bonds". All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to "Treasuries/government bonds" and to "Other interest-bearing securities".

          (k)  Deposits. Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

          (l)    Repurchase agreements and bond lending. Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. According to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties are also—although not formally representing collateral—reported under the heading "Collateral Provided".

          (m)  Past-due credits and problematic credits. Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Problematic credits are doubtful credits (or other assets), and interest-rate reduced credits (or other assets). Doubtful credits (or other assets) are credits (or other assets) that are past due or, for other reasons, the values of which are deemed to be uncertain. Interest-rate reduced credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

          (n)  Provisions for expected credit losses. Provisions for credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2001, 2000, or 1999.

          (o)  Depreciation. Office equipment is depreciated at 20% of acquisition cost annually. Buildings and building equipment are depreciated at the highest amounts allowable for tax purposes. Further, additional non tax-deductible depreciation is made on the consolidated acquisition cost of the building held by the Subsidiary, such that the annual consolidated depreciation on that building is 1.5 percent of the acquisition cost. Buildings and building equipment are thus depreciated over their estimated useful lives.

          (p)  Reacquired debt. SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenor of the instrument.

          (q)  Derivative instruments. In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, exclusively for the purpose of hedging SEK's interest-rate and currency-exchange-rate exposures.

          Such instruments are reported in accordance with the hedge accounting rules. As a result the currency exchange rate component of derivatives is marked to market and recorded net as other assets or other liabilities, while the interest rate component and other components of the derivatives are recorded on a net settlement basis.

          Gains or losses on early termination of derivatives are deferred and amortized over the life of the hedged item.

          Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority's regulations.

          (r)  Pension obligations. The Company's compulsory pension obligations are covered by insurance. However, the Company also has certain additional contractual pension obligations. These are non-tax-deductible when provided for, and are reported as one component of "allocations". Further, the Company also has certain additional contractual defined contribution pension obligations to the President, which are covered by insurance.

          (s)  Certain references. In certain cases, references are made in the "Notes to the income statements, balance sheets, and statements of cash-flows" to information included in item 5d "Operating and Financial Review and Prospects—Exposures" including subsections "Credit or Counterparty Risks", "Market Risks", and "Funding/Liquidity Risk" and in item 5c "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy" elsewhere in this report. Such information shall be deemed to be included herein by reference.

          (t)  Income tax. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax includes deferred tax in the untaxed reserves of individual group companies and deferred taxes on taxable temporary differences.

          (u)  Swedish and United States accounting principles. Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

          Deferred taxation—U.S. GAAP requires the recognition of a deferred tax liability on all taxable temporary differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future. Such comprehensive tax accounting has only been required in Sweden as from January 1, 2001 with the implementation of the provisions of IAS 12. Accordingly, certain deferred tax assets have not been recognized in SEK financial statements through December 31, 2000.

          Own debt repurchased—Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives.

          Debt Securities—The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses as comprehensive income.

          As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under U.S. GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

          Derivatives—Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge's change in fair value is recognized immediately in income.

          Certain assets, liabilities and designated derivatives have qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships do not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increases the volatility of reported earnings under U.S. GAAP. The Company's ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting under the new accounting standards during fiscal year 2002.

          Adoption of these new accounting standards has resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships do not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a level yield basis over an estimated average life of eleven years. Such changes in fair value and accretion are included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

          Foreign exchange differences on investment securities—SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by currency liabilities.

          However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions.

          The result of the foregoing is that for the year 2001 SEK's U.S. GAAP profits are reduced by Skr 2,458.9 million (Skr 1,770.5 million after tax) compared to Swedish GAAP profits. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds). The numbers for 2001 as originally reported (U.S. net income of Skr 1,458.2 million) did not reflect these adjustments, in error, but have now been restated accordingly.

          Other—Other items includes refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP.

          No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company's net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b) and (c)).

        The following is a summary of the significant adjustments to net profit and shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31
(In millions of Skr unless otherwise stated)
	2001(1)	2000	1999
Net profit for the year under Swedish GAAP	540.7	601.8	600.4
After-tax effects of amortization of unrealised gains on securities transferred into the held-to-maturity category in 1996	(5.7)	(18.3)	(15.3)
Gains/(losses) in connection with repurchases of own-debt	56.9	22.6	21.0
Transition adjustment related to adoption of SFAS 133	—	n.a.	n.a.
Derivatives and hedging activities	1,242.9	n.a.	n.a.
Foreign exchange differences on available-for-sale securities	(2,458.9)	n.a.	n.a.
Other	(0.3)	(12.7)	—
Tax effect of U.S. GAAP adjustments	324.6	(2.8)	(5.9)
Deferred taxation	(12.5)	18.1	—
Net adjustments	(853.0)	6.9	(0.2)
Net profit (loss) for the year under U.S. GAAP	(312.3)	608.7	600.2
Earnings (loss) per share under U.S. GAAP (Skr)	(315.0)	720	857

(1)
Restated

	December 31,
(In millions of Skr)
	2001	2000
Shareholders' funds under Swedish GAAP	3,645.4	3,505.7
Unamortized gains on securities transferred to held to maturity securities in 1996 on an after-tax basis	27.4	33.1
After-tax difference between fair value and book value in available-for-sale securities	276.3	275.6
Transition adjustment related to adoption of SFAS 133 resulting in an after-tax increase in other comprehensive income	181.5	n.a.
Amortization of transition adjustment on an after-tax basis	(52.4)	n.a.
Derivatives and hedging activities	1,242.9	n.a.
Gains/(losses) in connection with repurchases of own-debt	14.3	(42.6)
Other	(13.0)	(12.7)
Tax effect of U.S. GAAP adjustments	(348.3)	15.5
Deferred taxation	5.6	18.1
Net adjustments	1,334.3	287.0
Shareholders' funds under U.S. GAAP	4,979.7	3,792.7

        The holding gains on available-for-sale securities, differences in foreign exchange on available for sale securities, and the transition adjustment and the related amortization with respect to the adoption of SFAS No. 133 would, under U.S. GAAP, be reported with "Comprehensive Income" under SFAS No. 130 "Reporting Comprehensive Income".

        Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

Note 2. Currency exchange rates

        Assets, liabilities and off-balance sheet contracts denominated in foreign currencies (i.e., other currencies than Swedish kronor) have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

        The relevant exchange rates for the currencies representing the largest portions of SEK's in the balance sheet reported net assets and liabilities were the following (expressed in Swedish kronor per unit of each foreign currency):

	2001		2000		1999
Currency	Exchange rate	Portion at year-end	Exchange rate	Portion at year-end	Exchange rate	Portion at year-end
USD	10.6675	42.8%	9.535	26.2%	8.525	27.8%
JPY	0.08125	19.9%	0.08315	29.6%	0.08345	33.3%
EUR	9.419	16.8%	8.857	22.8%	8.5635	11.9%
SKR	1.00	10.9%	1.00	14.7%	1.00	18.5%
CHF	6.36	2.2%	5.8135	1.7%	5.336	1.8%
GBP	15.475	1.6%	14.22	1.4%	13.795	2.6%
Others	—	5.8%	—	3.6%	—	4.1%

Note 3. Assets, liabilities and off-balance sheet contracts denominated in foreign currencies

        Assets, liabilities and off-balance sheet contracts denominated in foreign currencies are included in the total amount of assets, liabilities and off-balance sheet contracts reported by the following amounts (expressed in millions of Swedish kronor).

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total assets	149,540.8	149,563.1	15,978.8	169,804.1	169,841.5	14,770.2
Of which denominated in foreign currencies	119,077.1	119,054.2	14,949.6	135,493.6	135,357.5	13,467.1
Total liabilities	145,895.3	145,512.3	15,978.8	166,298.4	165,927.1	14,770.2
Of which denominated in foreign currencies	134,875.4	134,875.4	14,960.4	151,251.1	151,115.1	13,664.8

	2001			2000
	Consolidated Group	Parent Company		Consolidated Group	Parent Company
Total nominal amount of off-balance sheet contracts and commitments	260,518.1	260,518.1		310,355.0	310,491.0
Of which denominated in foreign currencies	241,803.6	241,803.6		266,767.7	266,903.8

        In the case of off-balance sheet contracts, individual contracts that include both an asset-constituent and a liability-constituent have been included in the category "of which denominated in foreign currencies" if at least one constituent of the contract is denominated in a foreign currency. Although large gross amounts of assets and liabilities are denominated in foreign currencies, only limited net currency exchange exposures are allowed under SEK's policy with regard to foreign currency exposures. See Item 5d "Operating and Financial Review and Prospects—Exposures Market Risks—Foreign Currency Risks".

        If the translation from foreign currencies to Swedish kronor would have been made at the end of year 2001 with the translation rates that were applicable at the end of the year 2000, the volume of total assets at the end of year 2001 would have been Skr 140.5 billion, i.e., Skr 9.0 billion less than actually reported. Of that amount, Skr 4.5 billion relates to lending and Skr 4.5 billion relates to interest-bearing securities.

Note 4. Net interest revenues

	2001			2000			1999
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Interest revenues were related to:
Credits to credit institutions	975.4	967.6	384.5	1,194.8	1,187.5	340.3	903.7	903.7	337.0
Credits to the public	944.3	944.3	220.6	1,037.3	1,037.3	218.4	859.6	865.5	243.1
Interest-bearing securities	4,977.5	4,977.5	9.7	5,110.5	5,110.5	14.6	4,267.5	4,267.5	19.0
Other items	14.5	28.1	7.9	4.5	17.8	11.6	47.7	47.7	18.4

Total interest revenues	6,911.7	6,917.5	622.7	7,347.1	7,353.1	584.9	6,078.5	6,084.4	617.5
Interest expenses were related to:
Borrowings from credit institutions	214.0	206.3	448.2	244.2	236.9	499.0	180.7	181.0	423.7
Borrowings from the public	18.8	18.8	11.8	10.9	10.9	0.0	15.8	15.8	—
Senior securities issued	3,481.7	3,481.7	384.0	7,000.6	7,000.7	594.1	6,167.3	6,167.3	559.6
Subordinated securities issued	291.5	291.5	—	268.4	268.3	—	207.9	207.9	—
Derivative instruments	2,065.7	2,065.7	9.1	-1,080.8	-1,080.8	-174.1	-1,431.6	-1,431.6	-68.5
Other items	9.3	17.2	0.2	8.3	16.1	0.0	34.4	34.4	0.5

Total interest expenses	6,081.0	6,081.2	853.3	6,451.6	6,452.1	919.0	5,174.5	5,174.8	915.3
Net interest revenues	830.7	836.3	-230.6	895.5	901.0	-334.1	904.0	909.6	-297.8

        SEK's policy with regard to counterparty exposures states that SEK will be selective in accepting counterparty exposures. See Item 5.d "Operating and Financial Review and Prospects—Exposures—Credit or Counterparty Risks".

        Interest revenues related to derivative instruments are deducted from interest expenses since the derivative instruments, in most cases, are hedging securities issued.

        The average interest-rate on credits outstanding under the category "credits to the public" at year-end was 3.8% (2000: 3.4%, 1999: 3.5%) and 3.3% (2000: 3.7%, 1999:3.0%) under the S-system. It should be noted that such interest-rates represent aggregated information related to fixed-rate as well as floating-rate credits denominated in varying currencies with varying maturities.

Note 5. Interest-rate exposures

        SEK's policy with regard to interest-rate exposures is described in the section. See Item 5.d "Operating and Financial Review and Prospects—Exposures—Market Risks—Interest Rate Risks". Included under the specified section is also information about SEK's interest-rate exposures at year-end.

Note 6. Net commission revenues

	2001			2000			1999
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Commissions earned were related to:
Advisory services	2.7	2.7	—	1.5	1.5	—	—	—	—
Other commissions earned	10.1	10.1	—	—	—	—	—	—	—

—Total commissions earned	12.8	12.8	—	1.5	1.5	—	—	—	—
Commissions incurred were related to:
Risk capital guarantee from shareholders	6.0	6.0	—	6.0	6.0	—	6.0	6.0	—
Advisory services	1.7	1.7	—	0.6	0.6	—	—	—	—

—Total commissions incurred	7.7	7.7	—	6.6	6.6	—	6.0	6.0	—
Net commission revenues	5.1	5.1	—	-5.1	-5.1	—	-6.0	-6.0	—

Note 7. Net results of financial transactions

	2001			2000			1999
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Net results of financial transactions were related to:
Currency exchange effects	12.6	12.6	-12.9	-16.5	-16.5	-7.8	-4.4	-4.4	-21.2
Unrealized losses related to interest-bearing securities and other financial instruments	-4.6	-4.6	—	-7.9	-7.9	—	—	—	—
Realized profits(+)/losses(-) related to interest-bearing securities and other financial instruments	-2.0	-2.0	—	41.1	41.1	—	—	—	—
Realized profit related to shares held	—	—	—	1.9	1.9	—	—	—	—

Total results of financial transactions	6.0	6.0	-12.9	18.6	18.6	-7.8	-4.4	-4.4	-21.2

Note 8. Currency exchange exposures

        SEK's policy with regard to currency exchange exposures is described in Item 5.d "Operating and Financial Review and Prospects—Exposures—Market Risks—Foreign Currency Risks". Included in the specificed section is also information about SEK's currency exchange exposures at year-end.

Note 9. Other operating income and expenses

	2001			2000			1999
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other Operating Income:
Remuneration related to excess funds to the benefit of policyholders of certain pension insurance companies	6.3	6.3	—	16.7	16.7	—	—	—	—
Effects related to compensation from S-system	1.1	1.1	—	—	—	—	0.6	0.6	—
Other	0.8	0.8	—	0.1	0.1	—	0.1	0.1	—

Total other operating income	8.2	8.2	—	16.8	16.8	—	0.7	0.7	—
	2001			2000			1999
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating expenses:
Effects related to compensation to S-system	—	—	—	0.7	0.7	—	—	—	—
Other	0.7	—	—	0.6	—	—	0.4	—	—

Total other operating expenses	0.7	—	—	1.3	0.7	—	0.4	—	—

        Certain compensations, related to tax effects, that SEK pays to the S-system are charged to the results of SEK one year earlier than they are paid to and credited to the results of the S-system. For this reason, the difference between the amounts of such compensation accrued and settled is, in the case of positive differences, charged to "other operating expenses" and, in the case of negative differences, credited to "other operating income".

Note 10. Administrative expenses

	2001		2000		1999
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Administrative expenses were related to:
Personnel expenses:
Salaries and remuneration of the Board of Directors, the President and the EVP	5.0	5.0	4.5	4.5	4.2	4.2
Salaries	47.4	47.4	38.7	38.7	34.8	34.8
Pensions *	13.2	13.2	9.5	9.5	7.4	7.4
Social insurance	18.5	18.5	14.6	14.6	13.8	13.8
Other personnel expenses	14.1	14.1	10.7	10.7	4.8	4.8

Total personnel expenses	98.2	98.2	78.0	78.0	65.0	65.0
Other administrative expenses:
The company's real estate and premises	2.9	9.2	3.6	9.9	2.0	8.1
Other expenses	49.6	49.6	44.1	44.1	44.8	44.8

—Total other administrative expenses	52.5	58.8	47.7	54.0	46.8	52.9
Total administrative expenses	150.7	157.0	125.7	132.0	111.8	117.9
* Of which: (1) Calculated pension expenses	2.2	2.2	2.2	2.2	2.2	2.2
(2) Pension premium expenses**	11.0	11.0	7.3	7.3	5.2	5.2

                    ** Of which Skr 1.2 million relates to the President and of which Skr 1.0 million is not tax-deductible.

        The following information about certain officers and directors is provided in accordance with a recommendation of the Swedish Industry and Commerce Stock Exchange Committee:

        The Chairman of the Board of Directors received Skr 0.2 million for 2001 (2000: Skr 0.1 million, 1999: Skr 0.1 million) in remuneration.

        The President received in total Skr 3.0 million for 2001 (2000: Skr 2.8 million, 1999: Skr 2.4 million) in remuneration and other benefits, of which performance related remuneration Skr 0.6 million (2000: Skr 0.4 million). Of the total remuneration to the President, Skr 3.0 million (2000: Skr 2.8 million, 1999: Skr 2.4 million) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his terminal pay up to 65 years after which it reduces. Such commitment is covered by insurance.

        For key officers, if their employment contracts are terminated by the Company, there is an agreement to pay such officers compensation during a two-year period, although any salary received in new employment will be deducted.

        Remuneration to the auditors and related audit companies

	2001		2000		1999
	Audit fee	Consultant fee	Audit fee	Consultant fee	Audit fee	Consultant fee
Audit company
Ernst & Young AB	0.2	—	0.2	—	0.1	—
KPMG	3.4	5.0	2.0	0.4	1.5	0.8
Öhrlings PricewaterhouseCoopers	0.1	—	0.2	—	0.1	—

Total remuneration	3.7	5.0	2.4	0.4	1.7	0.8

        Audit fee includes also auditing of stock exchange reporting and issue prospectus.

Note 11. Office and building equipment

	2001		2000		1999
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	41.3	41.3	36.7	36.7	26.0	26.0
Accumulated depreciation at year-end	-22.9	-22.9	-19.0	-19.0	-16.6	-16.6
Of which made during the year	(-4.2)	(-4.2)	(-3.4)	(-3.4)	(-3.0)	(-3.0)

Book value	18.4	18.4	17.7	17.7	9.4	9.4

Note 12. Buildings and land

	2001		2000		1999
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Buildings:
Acquisition cost	142.8	0.7	142.8	0.7	142.8	0.7
Accumulated depreciation at year-end	-22.0	-0.3	-20.0	-0.2	-17.7	-0.2
Of which made during the year	(-2.1)	0.0	(-2,2)	0.0	(-2,1)	0.0

Book value	120.8	0.4	122.8	0.5	125.1	0.5
Taxable value	37.2	0.3	32.5	0.3	42.8	0.3
Land:
Acquisition cost	0.1	0.1	0.1	0.1	0.1	0.1
Accumulated depreciation at year-end	—	—	—	—	—	—
Of which made during the year	(-)	(-)	(-)	(-)	(-)	(-)

Book value	0.1	0.1	0.1	0.1	0.1	0.1
Taxable value	29.9	0.2	26.2	0.2	0.2	0.2
Buildings and land:
Total acquisition cost	142.9	0.8	142.9	0.8	142.9	0.8
Total accumulated depreciations at year-end	-22.0	-0.3	-20.0	-0.2	-17.7	-0.2
Of which made during the year	(-2.1)	0.0	(-2.2)	0.0	(-2.1)	0.0

Total book value	120.9	0.5	122.9	0.6	125.2	0.6
Total taxable value	67.2	0.5	58.7	0.5	43.0	0.5

Note 13. Recovered credit loss

	2001			2000			1999
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Recovered credit loss	—	—	—	—	—	—	11.8	11.8	—

Total recovered credit loss	—	—	—	—	—	—	11.8	11.8	—

        Recovered credit loss is related to the provision for an estimated loss, which was charged to the result in the 1996 Income Statement.

        Part of the provision has been recovered in connection with the final closing of the outstanding contract during 1999.

Note 14. Counterparty exposures

        SEK's policy with regard to counterparty exposures is described in Item 5.d "Operating and Financial Review and Prospects—Exposures—Credit or Counterparty Risks". Further, included in the specified section is the table "Counterparty Risk Exposures" showing SEK's counterparty exposures, broken down by different categories of contracts, at year-end.

Note 15. Untaxed reserves

	2001	2000	1999
	Parent Company	Parent Company	Parent Company
Tax equalization reserve:
Opening balance	—	147.4	294.8
Dissolution during the year	—	-147.4	-147.4

Closing balance	—	—	147.4
Tax allocation reserve:
Opening balance	1,394.2	1,404.2	1,208.7
Dissolution during the year	-263.6	-262.3	—
Allocation during the year	244.3	252.3	195.5

Closing balance	1,374.9	1,394.2	1,404.2
Of which:
1994 Tax allocation reserve	—	—	262.3
1995 Tax allocation reserve	—	263.6	263.6
1996 Tax allocation reserve	245.1	245.1	245.1
1997 Tax allocation reserve	219.1	219.1	219.1
1998 Tax allocation reserve	218.5	218.5	218.5
1999 Tax allocation reserve	195.5	195.5	195.5
2000 Tax allocation reserve	252.3	252.3	—
2001 Tax allocation reserve	244.3	—	—
Total untaxed reserves:
Opening balance	1,394.2	1,551.6	1,503.5
Dissolution during the year	-263.6	-409.7	-147.4
Allocation during the year	244.3	252.3	195.5

Closing balance	1,374.9	1,394.2	1,551.6

        In the financial statements of the Consolidated Group, the untaxed reserves of the Parent Company are allocated by 72% to "non-distributable shareholders' funds" and by 28% to deferred taxes (related to untaxed reserves), included as one component of "allocations", in the Balance Sheet. Changes in the amounts reported as deferred taxes are included in "taxes" in the Income Statement.

        Accordingly, the amounts related to the Parent Company's untaxed reserves are included in the statements of the Consolidated Group as shown below:

	2001	2000	1999
	Consolidated Group	Consolidated Group	Consolidated Group
Balance sheet:
Opening balance included in "non-distributable shareholders' funds	1,003.8	1,117.1	1,082.5
Net change during the year	-13.9	-113.3	34.6

Closing balance included in "non-distributable shareholders' funds"	989.9	1,003.8	1,117.1
Opening balance reported as "deferred taxes" (included in "allocations")	390.4	434.5	421.0
Net change during the year	-5.4	-44.1	13.5

Closing balance reported as "deferred taxes" (included in "allocations")	385.0	390.4	434.5
Total opening balance included in "allocations" and "non-distributable shareholders' funds"	1,394.2	1,551.6	1,503.5
Total net change during the year	-19.3	-157.4	48.1

Total closing balance included in "allocations" and "non-distributable shareholders' funds"	1,374.9	1,394.2	1,551.6
Income statement:
Amount included in "taxes" related to net change during the year in "deferred taxes"	-5.4	-44.1	13.5

Note 16. Taxes

	2001		2000		1999
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Provision for taxes for the year	205.2	205.2	282.7	282.7	218.9	218.9
Less: Credit for foreign taxes	-6.4	-6.4	-10.5	-10.5	-6.0	-6.0
Change in deferred taxes related to allocations	-5.1	-5.1	—	—	—	—
Change in deferred taxes related to untaxed reserves	-5.4	n.a.	-44.1	n.a.	13.5	n.a.

Net amount of taxes	188.3	193.7	228.1	272.2	226.4	212.9

        As from year 2001 deferred taxes are accounted for in accordance with the Swedish Financial Accounting Standards Council's recommendation number 9—Income Taxes. There has been no reclassification of deferred taxes related to the previous years, as the amounts affected are deemed not to be material.

        The nominal tax rate amounts to 28% (2000: 28%) and the average effective tax rate amounts to 27.4% (2000: 28.6%). The average effective tax rate has been calculated as provision for taxes for the year in relation to profit before taxes. Difference between effective and nominal tax rates relates to depreciation on consolidated surplus value +0.1% (2000: +0.1%), other non tax-deductible costs 0.0% (2000: +0.4%), non-taxable income -1.0% (2000: 0.0%), and other items +0.3% (2000: +0.1%).

        Deferred taxes are calculated based on nominal tax rates. Exceptions from that rule are only made in the case of acquisitions based on net worth when the tax effects has been an important part of the business transaction. In that case the deferred taxes are calculated based on the acquisition cost. If the deferred taxes instead should have been calculated based on the nominal tax rate an accumulated deferred tax liability amounting to Skr 32.8 million (2000: Skr 33.3 million) would have been posted to the balance sheet.

Note 17. Credits outstanding

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Credits to credit institutions	15,361.8	15,361.7	8,480.8	23,310.5	23,310.5	7,241.6
Credits to the public	30,149.2	30,149.2	7,001.5	24,356.7	24,356.7	6,886.2

Total credits outstanding	45,511.0	45,510.9	15,482.3	47,667.2	47,667.2	14,127.8
Of which denominated in:
Swedish kronor	21,397.3	21,397.2	893.6	12,314.1	12,314.1	1,057.8
Foreign currencies	24,113.7	24,113.7	14,588.7	35,353.1	35,353.1	13,070.0
Deposits with banks included in "credits to credit institutions", repurchase agreements and cash on demand	-3,224.1	-3,224.0	-27.9	-12,866.9	-12,866.9	-46.8
Credits reported as interest-bearing securities (A)	28,074.2	28,074.2	—	26,055.3	26,055.3	—
Total credits outstanding, including credits reported as interest-bearing securities, but excluding deposits with banks	70,361.1	70,361.1	15,454.4	60,855.6	60,855.6	14,081.0

(A)
Under the amended regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        Credits outstanding are classified as fixed financial assets.

        The counterparty exposures related to credits outstanding are shown in Item 5.d "Operating and Financial Review and Prospects—Exposures—Credit or Counterparty Risks" in the table "Counterparty Risk Exposures".

        The maturity profile of SEK's credit portfolio, i.e., credits outstanding and credits committed, is included as one component of the graph "Development over Time of SEK's Available Funds" shown in Item 5.d "Operating and Financial Review and Prospects—Exposures—Funding/Liquidity Risk".

        Under the regulations, the following information with regard to credits outstanding will be included in the annual report. In accordance with regulations of Swedish Financial Supervisory Authority past-due credits and problematic credits will be reported.

        Past-due credits and Problematic credits at year-end

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Past-due credits(B):
Aggregate amount of principal and interest past-due	43.7	43.7	3.1	45.0	45.0	0.0
Principal amount not past-due on such credits	106.2	106.2	8.4	79.1	79.1	0.0

(B)
All past-due credits are covered by adequate guarantees.

The average interest rate on credits outstanding at year-end under the category "Past-due credits" was 5.2%.

Note 18. Interest-bearing securities

        Under the Regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. Such credits are included by Skr 28,074.2 million (2000: Skr 26,055.3 million) in the amount of other interest-bearing securities, classified as fixed financial assets, reported.

        The counterparty exposures related to interest-bearing securities are shown in Item 5.d "Operating and Financial Review and Prospects—Exposures—Credit or Counterparty Risk in the table "Counterparty Risk Exposures".

        The following table includes aggregated book values and fair values of securities held at year-end.

Securities held at year-end. Aggregated book values and fair values

	2001		2000
	Aggregated Book Value	Aggregated Fair Value	Aggregated Book Value	Aggregated Fair Value
Security account
Securities classified as fixed financial assets	29,429.3	29,819.5	27,369.7	27,476.0
Hedge account securities	58,878.7	59,262.3	79,534.9	79,917.7
Trading securities	5,110.6	5,110.6	4,031.9	4,031.9

Total	93,418.6	94,192.4	110,936.5	111,425.6

        Of the total book value, Skr 60,520.7 million was related to securities whose book value exceeded the nominal value and Skr 32,897.9 million was related to securities whose book value was below the nominal value. The nominal values for these two categories amounted to Skr 60,348.2 million and Skr 33,131.4 million, respectively.

Note 18. Interest-bearing securities (cont.)

	Treasuries and government bonds etc.			Other interest bearing securities
	Book Value	Fair value	Surplus/Deficit	Book Value		Fair value		Surplus/Deficit
Current financial assets:
—Government debt, Swedish	1,872.2	1,889.2	17.0	—		—		—
—Municipalities, Swedish	—	—	—	—		—		—
—Mortgage institutions, Swedish	—	—	—	3,870.4		3,884.8		14.4
—Other Swedish issuers:
—Banking groups	—	—	—	2,606.1		2,619.3		13.2
—Other financial corporations	—	—	—	1,143.3		1,155.2		11.9
—Other corporations	—	—	—	4,267.4		4,276.5		9.1
—Government debt, foreign	14,311.6	14,351.7	40.1	—		—		—
—Municipalities and provinces, foreign	326.4	335.6	9.2	—		—		—
—Other foreign issuers:
—Banking groups	—	—	—	27,862.2		28,050.8		188.6
of which subordinated	—	—	—	—		—		—
—Other financial corporation	—	—	—	4,568.0		4,606.0		38.0
—Other corporations	—	—	—	3,161.6		3,203.8		42.2

Subtotal	16,510.2	16,576.5	66.3	47,479.0		47,796.4		317.4
Fixed financial assets:
—Government debt, Swedish	950.2	1,134.3	184.1	—		—		—
—Municipalities, Swedish	—	—	—	475.0	*	478.8	*	3.8	*
—Mortgage institutions, Swedish	—	—	—	266.4		290.4		24.0
—Other Swedish issuers:				—		—		—
—Banking groups	—	—	—	8,632.6		8,528.5		-104.1
—Other financial corporations	—	—	—	700.2		672.0		-28.2
—Other corporations	—	—	—	11,282.6		11,573.3		290.7
—Government debt, foreign	138.6	151.5	12.9	—		—		—
—Municipalities and provinces, foreign	—	—	—	—		—		—
—Other foreign issuers:
—Banking groups	—	—	—	470.5		466.0		-4.5
—Other financial corporations	—	—	—	—		—		—
—Other corporations	—	—	—	6,513.2		6,524.7		11.5

Subtotal	1,088.8	1,285.8	197	28,340.5		28,533.7		193.2
*—of which issued by public authorities				475.0	*	478.8	*	3.8	*
Total of current and fixed financial assets:
—Government debt, Swedish	2,822.4	3,023.5	201.1	—		—		—
—Municipalities, Swedish	—	—	—	475.0	*	478.8	*	3.8	*
—Mortgage institutions, Swedish	—	—	—	4,136.8		4,175.2		38.4
—Other Swedish issuers:
—Banking groups	—	—	—	11,238.7		11,147.8		-90.9
—Other financial corporations	—	—	—	1,843.5		1,827.2		-16.3
—Other corporations	—	—	—	15,550.0		15,849.8		299.8
—Government debt, foreign	14,450.2	14,503.2	53.0	—		—		—
—Municipalities and provinces, foreign	326.5	335.6	9.1	—		—		—
—Other foreign issuers:
—Banking groups	0.0	0.0	0.0	28,332.8		28,516.8		184.0
of which subordinated	—	—	—	—		—		—
—Other financial corporation	0.0	0.0	0.0	4,568.0		4,606.0		38.0
—Other corporations	—	—	—	9,674.7		9,728.4		53.7

Grand total	17,599.1	17,862.3	263.2	75,819.5		76,330.1		510.6

*—of which issued by public authorities	—	—	—	475.0	*	478.8	*	3.8	*
Of which: S-system	73.4	83.6	10.2	—		—		—
Securities subject to hedge accounting	15,025.9	15,069.8	43.9	48,955.8		49,303.1		347.3
Securities with market values quoted on an exchange	14,103.1	14,299.8	196.7	37,745.5		38,227.9		482.4

	Total 2001						Total 2000
	Book Value		Fair value		Surplus/deficit		Book Value		Fair value		Surplus/deficit
Current financial assets:
—Government debt, Swedish	1,872.2		1,889.2		17.0		2,471.6		2,474.7		3.1
—Municipalities, Swedish	—		—		—		—		—		—
—Mortgage institutions, Swedish	3,870.4		3,884.8		14.4		3,628.9		3,630.5		1.5
—Other Swedish issuers:
—Banking groups	2,606.1		2,619.3		13.2		5,547.0		5,565.2		18.2
—Other financial corporation	1,143.3		1,155.2		11.9		1,262.5		1,270.1		7.6
—Other corporations	4,267.4		4,276.5		9.1		2,868.6		2,885.7		17.2
—Government debt, foreign	14,311.6		14,351.7		40.1		37,888.2		37,947.3		59.1
—Municipalities and provinces, foreign	326.4		335.6		9.2		821.8		824.1		2.3
—Other foreign issuers:
—Banking groups	27,862.2		28,050.8		188.6		22,981.5		23,254.5		273.0
of which subordinated	—		—		—		-142.8		-142.4		-0.4
—Other financial corporations	4,568.0		4,606.0		38.0		5,004.2		5,003.5		-0.7
—Other corporations	3,161.6		3,203.8		42.2		1,092.5		1,094.1		1.5

Subtotal	63,989.2		64,372.9		383.7		83,566.8		83,949.6		382.8
Fixed financial assets:
—Government debt, Swedish	950.2		1,134.3		184.1		932.4		1,117.1		184.7
—Municipalities, Swedish	475.0	*	478.8	*	3.8	*	390.0	*	387.6	*	-2.4*
— Mortgage institutions, Swedish	266.4		290.4		24.0		257.9		296.7		38.8
—Other Swedish issuers:
—Banking groups	8,632.6		8,528.5		-104.1		13,721.3		13,589.9		-131.4
—Other financial corporations	700.2		672.0		-28.2		200.1		193.8		-6.3
—Other corporations	11,282.6		11,573.3		290.7		8,141.1		8,153.4		12.3
—Government debt, foreign	138.6		151.5		12.9		124.0		131.5		7.5
—Municipalities and provinces, foreign	—		—		—		—		—		—
—Other foreign issuers:
—Banking groups	470.5		466.0		-4.5		177.0		176.8		-0.2
—Other financial corporations	0.0		0.0		0.0		0.0		0.0		0.0
—Other corporations	6,513.2		6,524.7		11.5		3,425.9		3,429.2		3.3

Subtotal	29,429.3		29,819.5		390.2		27,369.7		27,476.0		106.3
*—of which issued by public authorities	475.0	*	478.8	*	3.8	*	390.0	*	387.6	*	-2.4*
Total of current and fixed financial assets:
—Government debt, Swedish	2,822.4		3,023.5		201.1		3,404.0		3,591.8		187.8
—Municipalities, Swedish	475.0	*	478.8	*	3.8	*	390.0	*	387.6	*	-2.4*
— Mortgage institutions, Swedish	4,136.8		4,175.2		38.4		3,886.8		3,927.1		40.3
—Other Swedish issuers:
—Banking groups	11,238.7		11,147.8		-90.9		19,268.3		19,155.1		-113.2
—Other financial corporations	1,843.5		1,827.2		-16.3		1,462.6		1,463.8		1.2
—Other corporations	15,550.0		15,849.8		299.8		11,009.7		11,039.2		29.5
—Government debt, foreign	14,450.2		14,503.2		53.0		38,012.2		38,078.8		66.6
—Municipalities and provinces, foreign	326.5		335.6		9.1		821.8		824.1		2.3
—Other foreign issuers:
—Banking groups	28,332.8		28,516.8		184.0		23,158.5		23,431.3		272.8
of which subordinated	—		—		—		-142.8		-142.4		-0.4
—Other financial corporations	4,568.0		4,606.0		38.0		5,004.2		5,003.5		-0.7
—Other corporations	9,674.7		9,728.4		53.7		4,518.4		4,523.3		4.9

Grand total	93,418.6		94,192.4		773.8		110,936.5		111,425.6		489.1

*—of which issued by public authorities	475.0	*	478.8	*	3.8	*	390.0	*	387.6	*	-2.4*
Of which: S-system	73.4		83.6		10.2		122.3		138.0		15.7
Securities subject to hedge accounting	63,981.7		64,372.9		391.2		83,704.1		84,099.4		395.3
Securities with market values quoted on an exchange	51,848.6		52,527.7		679.1		58,747.8		59,120.5		372.7

Note 19. Shares

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Shares in subsidiary (SEKTIONEN)(A)	n.a.	103.5	—	n.a.	103.5	—
Other	n.a.	0.1	—	n.a.	—	—

Total	—	103.6	—	—	103.5	—

(A)
The wholly owned subsidiary, AB SEKTIONEN (reg. no 556121-0252), is domiciled in Stockholm.

        AB SEKTIONEN's share capital and legal reserve at year-end 2001 amounted to Skr 0.6 million. The nominal value of the shares was Skr 0.4 million. See also Note 1(a).

Note 20. Other assets

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Due from the State	51.7	51.7	14.0	91.3	91.3	91.3
Claim on subsidiary	n.a.	39.2	—	n.a.	56.4	—
Balanced premiums and discounts and corresponding items related to assets and liabilities, respectively (balanced as assets)	250.0	250.0	—	276.0	276.0	—
Derivative contracts with positive values	4,233.3	4,233.3	0.8	4,879.6	4,879.6	0.4
Debt for which value has not yet been received	1,306.0	1,306.0	—	474.8	474.8	—
Claims for assets sold though not yet delivered and paid for	101.0	101.0	—	299.5	299.5	—
Other	556.1	556.1	175.4	533.8	533.7	162.3

Total	6,498.1	6,537.3	190.2	6,555.0	6,611.3	254.0

Note 21. Prepaid expenses and accrued revenues

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest revenues accrued	3,970.0	3,970.0	232.9	4,501.5	4,501.5	266.1
Prepaid expenses and other accrued revenues	3.8	3.8	—	3.3	3.3	—

Total	3,973.8	3,973.8	232.9	4,504.8	4,504.8	266.1

Note 22. Senior debt

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total senior borrowings exclusive of senior securities issued	1,603.5	1,603.5	12.5	5,619.2	5,483.3	14.7
Total senior securities issued	121,697.5	121,697.5	5,158.6	135,776.8	135,776.8	5,116.3

Total senior debt outstanding	123,301.0	123,301.0	5,171.1	141,396.0	141,260.1	5,131.0
Of which denominated in:
Swedish kronor	6,538.5	6,538.5	423.3	9,187.5	9,187.5	707.5
Foreign currencies	116,762.5	116,762.5	4,747.8	132,208.5	132,072.6	4,423.5
The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	-14,105.7	-14,105.7	—	-11,994.7	-11,994.7	—

        The maturity profile of SEK's debt is included as one component of the graph "Development over Time of SEK's Available Funds" shown in Item 5.d "Operating and Finacial Review and Prospects—Exposures—Funding/Liquidity Risk".

Note 23. Other liabilities

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Liability to subsidiary	n.a.	2.2	—	n.a.	155.4	—
Tax liability	—	—	—	34.7	34.7	—
Balanced premiums and discounts and corresponding items related to liabilities and assets, respectively (balanced as liabilities)	81.2	81.2	3.7	65.3	65.3	5.2
Derivative contracts with negative values	9,880.7	9,880.7	227.1	10,715.7	10,715.7	235.0
Liabilities related to assets acquired though not yet delivered and paid for	169.5	169.5	—	232.5	232.5	—
Other	3,756.0	3,756.0	61.7	4,677.8	4,677.8	60.1

Total	13,887.4	13,889.6	292.5	15,726.0	15,881.4	300.3

Note 24. Accrued expenses and prepaid revenues

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest expenses accrued	3,503.7	3,503.7	328.8	4,437.9	4,437.7	345.8
Prepaid revenues and other accrued expenses	61.9	61.7	0.0	71.7	71.5	0.0

Total	3,565.6	3,565.4	328.8	4,509.6	4,509.2	345.8

Note 25. Allocations

	2001			2000
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Pension liabilities	18.4	18.4	—	19.5	19.5	—
Deferred taxes related to untaxed reserves	385.0	n.a.	—	390.4	n.a.	—

Total	403.4	18.4	—	409.9	19.5	—

Note 26. Subordinated debt

	2001			2000
	Consolidated Group	Parent Company	Of which S-System	Consolidated Group	Parent Company	Of which S-System
Perpetual, non-cumulative (A),(B)	2,133.5	2,133.5	—	1,907.0	1,907.0	—
Non-perpetual, cumulative (C),(D)	2,604.5	2,604.5	—	2,349.9	2,349.9	—

Total subordinated debt outstanding	4,738.0	4,738.0	—	4,256.9	4,256.9	—
Of which denominated in:
Swedish kronor	—	—	—	—	—	—
Foreign currencies	4,738.0	4,738.0	—	4,256.9	4,256.9	—

(A)
Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 7.375% per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after September 1, 2003, at 100% of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(B)
Nominal value USD 50 million. Interest payments quarterly in arrears at a rate of 7.2% per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after December 5, 2002, at 100% of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(C)
Nominal value USD 200 million. Matures on November 13, 2002. Interest payments semi-annually in arrears at a rate of Libor less 0.125%, provided, however, that such rate may not be less than 5% per annum nor more than 10% per annum.

(D)
Nominal value EUR 50 million. Matures on June 21, 2010. Interest payments quarterly in arrears at a rate of Euribor plus 0.43%. Callable on June 21, 2005. If not called coupon will step up to Euribor plus 1.43%. Redeemable, at SEK's option, on or after June 21, 2005, at 100% of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

        The accrued interest related to the subordinated debt, at year-end Skr 27.3 million (2000: Skr 28.7 million), has been included in the item "Accrued expenses and prepaid revenues".

Note 27. Shareholders' funds

	Share capital(A) and Legal reserve	After-tax portion of untaxed reserves	Total non- distributable capital	Undis- tributed profits	Net profit for the year	Total distributable capital	TOTAL
Consolidated Group 2001:
Opening balance	1,130.0	1,003.8	2,133.8	1,371.9	—	1,371.9	3,505.7
Dividend paid during the year	—	—	—	-401.0	—	-401.0	-401.0
Effects due to changes in untaxed reserves	—	-13.9	-13.9	13.9	—	13.9	—
Net profit for the year	—	—	—	—	540.7	540.7	540.7

Closing balance	1,130.0	989.9	2,119.9	984.8	540.7	1,525.5	3,645.4
Parent Company 2001:
Opening balance	1,130.0	—	1,130.0	1,390.2	—	1,390.2	2,520.2
Dividend paid during the year	—	—	—	-401.0	—	-401.0	-401.0
Net profit for the year	—	—	—	—	556.6	556.6	556.6

Closing balance	1,130.0	—	1,130.0	989.2	556.6	1,545.8	2,675.8
Consolidated Group 2000:
Opening balance	840.0	1,117.1	1,957.1	2,671.9	—	2,671.9	4,629.0
Bonus issue of new shares	290.0	—	290.0	-290.0	—	-290.0	—
Dividend paid during the year	—	—	—	-1,725.1	—	-1,725.1	-1,725.1
Effects due to changes in untaxed reserves	—	-113.3	-113.3	113.3	—	113.3	—
Net profit for the year	—	—	—	—	601.8	601.8	601.8

Closing balance	1,130.0	1,003.8	2,133.8	770.1	601.8	1,371.9	3,505.7
Parent Company 2000:
Opening balance	840.0	—	840.0	2,688.2	—	2,688.2	3,528.2
Bonus issue of new shares	290.0	—	290.0	-290.0	—	-290.0	—
Dividend paid during the year	—	—	—	-1,725.1	—	-1,725.1	-1,725.1
Net profit for the year	—	—	—	—	717.1	717.1	717.1

Closing balance	1,130.0	—	1,130.0	673.1	717.1	1,390.2	2,520.2

(A)
The share capital amounts to Skr 990 million (990,000 shares at Skr 1,000 each) and the legal reserve amounts to Skr 140 million. All line items in the column "Share capital and Legal reserve" include these two components.

        In year 2000, a bonus issue of 290,000 new class A shares (resulting in a total number of 990,000 outstanding shares in SEK, each at a nominal value of Skr 1,000) was made in the favor of the Swedish Government, whose ownership stake in SEK thereby increased to 640,000 shares. Accordingly, after such bonus issue, the Swedish Government's ownership share in SEK is approximately 65% and ABB's ownership share is approximately 35%.

        The ownership of the Swedish State is held by the Ministry for Foreign Affairs, while the ownership of the ABB Group is held by ABB Structured Finance Investment AB.

        It is the intention of the shareholders and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The Government and ABB have established a guarantee fund of callable capital, amounting to Skr 600 million in total (Skr 300 million from each shareholder) in favor of SEK. SEK may call on capital under the guarantee fund if SEK finds it necessary in order to be able to fulfill its obligations.

Note 28. Contingent liabilites and commitments

        Contingent liabilities and commitments are reported in connection with the balance sheet. Further, the amounts are also specified in the table "Capital Base and Required Capital" in Item 5.c "Liquidity and Capital Resources—Capital Adequacy".

        In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived. In the table "Capital Base and Required Capital" in Item 5.c "Liquidity and Capital Resources—Capital Adequacy" are included derivative instruments to a nominal value amounting to Skr 243,965 million (2000: Skr 288,683 million).

Note 29. Certain assets and liabilities

Break-down by maturity

	Total book value	Maturity on demand	Maturity<= 3 months	3 months< Maturity <= 1 year	1 year< Maturity <= 5 years	5 years< Maturity <=10 years	Maturity >10 years	Average Maturity (in days)
Total credits outstanding	45,511.0	129.5	5,487.4	6,269.7	25,859.5	6,453.4	1,311.5	1,085
Interest-bearing securities	93,418.6		14,726.9	25,945.2	45,017.2	7,666.8	62.5	200
Total assets	138,929.6	129.5	20,214.3	32,214.9	70,876.7	14,120.2	1,374.0
Borrowing from credit institutions	1,510.6	13.2	522.7	557.5	417.2	0.0	0.0	368
Borrowing from the public	92.9	0.0	31.9	28.3	30.6	2.1	0.0	315
Senior securities issued	121,697.5	0.0	24,882.3	11,383.7	40,983.3	9,707.1	34,741.1	2,754
Total senior debt	123,301.0	13.2	25,436.9	11,969.5	41,431.1	9,709.2	34,741.1	2,723
Net	15,628.6	116.3	-5,222.6	20,245.4	29,445.6	4,411.0	-33,367.1

Break-down by interest-term maturity

	Total book value	Maturity on demand	Maturity<= 3 months	3 months< Maturity <= 1 year	1 year< Maturity <= 5 years	5 years< Maturity <=10 years	Maturity >10 years	Average Maturity (in days)

Total credits outstanding	45,511.0	129.5	13,026.8	14,030.5	12,852.4	4,563.1	908.7	687
Interest-bearing securities	93,418.6		51,438.7	17,202.5	18,973.5	5,780.0	23.9	115
Total assets	138,929.6	129.5	64,465.5	31,233.0	31,825.9	10,343.1	932.6
Borrowing from credit institutions	1,510.6	13.2	522.7	557.5	417.2	0.0	0.0	368
Borrowing from the public	92.9	0.0	31.9	28.4	30.4	2.2	0.0	315
Senior securities issued	121,697.5	0.0	34,922.0	19,711.2	51,950.1	8,641.7	6,472.5	1,115
Total senior debt	123,301.0	13.2	35,476.6	20,297.1	52,397.7	8,643.9	6,472.5	1,101
Net	15,628.6	116.3	28,988.9	10,935.9	-20,571.8	1,699.2	-5,539.9

Note 30. Comparison of book values and fair values

      Although, as a consequence of the policies applied with regard to interest-rate and currency exchange exposures, the net value of the Company's assets (with exception for assets held to hedge the return on the Company's equity), liabilities and off-balance sheet instruments generally is not materially affected by changes in interest-rates and currency exchange rates, the Company has determined—solely for the purpose of satisfying the regulations in effect—to report fair values of its assets, liabilities and other contracts at year-end. The Company has—with exception for the S-system, the result of which are settled by the State according to agreements between SEK and the State (see also Note 1 (b)-(c))—positive margins between the yield on its assets and the yield on its liabilities. These margins are reported on an accrual basis over the maturity of the underlying contracts. Accordingly, the fair value of the liabilities of SEK (i.e., SEK exclusive of the S-system) does not exceed the difference between, on the one hand, the aggregate fair value of SEK's assets and derivative contracts and, on the other hand, the book value of SEK's shareholders' funds. The following table includes book values and fair values (however, see below) for items reported, on or off balance sheet, in the cases when book values and fair values, according to the Company's calculations, differ.

        In the cases where quoted market values for the relevant items are available (which is the case for certain interest-bearing securities), such market values, calculated based on bid prices, have been used. However, it should be noted that for a large portion of the items there are no such quoted market values. In those cases, the fair values have been estimated or derived. The process of estimating or deriving such values naturally involves a high degree of uncertainty.

        In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted on December 31, 2001, other things being equal. Similarly, the fair values of borrowings with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the borrowings had been made on December 31, 2001, other things being equal. Further, the fair values of assets, liabilities, and other contracts with floating interest rates have, in accordance with the regulations, been approximated to be equal to the nominal amount of these contracts. The Company estimates the fair values of"Prepaid expenses and accrued revenues" and"Accrued expenses and prepaid revenues" to be approximately the same as their book values.

        Accordingly, the fair values reported do to a large extent represent values that have been estimated by the Company.

        No representation is made that the fair values reported reflect real market values.

        With regard to the S-system, it should be noted that the results under such system are settled by the State according to agreements between SEK and the State. See also Notes 1(b)-(c).

        Due to the large uncertainty about the fair values, the values in the following table are stated in billions of Swedish kronor.

        It should be noted that certain business contracts of the Company may include components that are included in various items, reported on- or off-balance sheet.

	Cons. Group and Parent Company Book value	Of which S-system Book value	Cons. Group and Parent Company Fair value	Of which S-system Fair value	Cons. Group and Parent Company Surplus/Deficit value	Of which S-system Surplus/Deficit value
	2001 (Skr billion)

Treasuries/government bonds	17.6	0.1	17.9	0.1	0.3	0.0
Other interest-bearing securities	75.8	—	76.3	—	0.5	—
Credits to credit institutions	15.4	8.5	15.4	8.6	0.0	0.1
Credits to the public	30.1	7.0	30.3	6.8	0.2	-0.2
Derivative contracts with positive values (net assets)	4.2	0.0	0.7	0.0	-3.5	0.0
Borrowing from credit institutions	-1.5	0.0	-1.6	0.0	-0.1	0.0
Borrowing from the public	-0.1	0.0	-0.1	0.0	0.0	0.0
Senior securities issued	-121.7	-5.2	-123.9	-5.2	-2.2	0.0
Derivative contracts with negative values (net liabilities (-))	-9.9	-0.2	-4.7	0.0	5.2	0.2
Subordinated securities issued	-4.7	—	-5.0	—	-0.3	—

Note 31. Proposal for the Distribution of Profits

      All amounts are in Skr million, unless otherwise indicated.

        The results of the Company's operations during the year and its financial position at December 31, 2001 can be seen in the Income Statements, Balance Sheets, Statements of Cash Flows and related Notes for the Consolidated Group and the Parent Company. The following proposal regarding distribution of profits relates to the Parent Company. Total distributable capital in the Consolidated

Group as of December 31, 2001 was 1,525.5. It is proposed that no transfer will be made to non-distributable capital in the Consolidated Group.

After the payment of a dividend of 401.0 to the shareholders as approved by the 2001 Annual General Meeting, the remaining profit carried forward is	989.2
Add profit for the year after appropriations and taxes	556.6

At the disposal of the Annual General Meeting	1,545.8

The Board of Directors and the President propose that the Annual General Meeting dispose of these funds as follows:
—Dividend of Skr 364 per share, amounting to	360.4
—Remaining disposable funds to be carried forward.	1,185.4

1,545.8

Note 32. Transactions with Related Parties

        The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State, as well as with the other shareholder(s). Such transactions may include borrowings as well as extensions of credits (in the form of direct or pass-through credits). Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

        The amounts of assets and liabilities in respect of related parties outstanding at December 31, 2001, 2000, and 1999, and selected other information regarding transactions with related parties during the three-year period ended December 31, 2001, are as follows:

	December 31,
(In millions of Skr)
	2001	2000	1999
Interest-bearing Securities	2,822.4	3,404.0	23,192.5
Outstanding Credits (1)	336.7	482.3	11,964.0
Outstanding Senior Debt	45.6	30.2	99.7
Outstanding Subordinated Debt	—	—	—

(1)
Not including credits guaranteed by the State and related entities or other shareholders.

	Year Ended December 31,
(In millions of Skr)
	2001	2000	1999
Net interest revenues (2)	52.6	866.6	2,080.0
Net commission expenses	(6.0)	(6.0)	(6.0)

(2)
Excluding reimbursement from the State

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)
	By	/s/ PETER YNGWE
Peter Yngwe, President
Date: April 7, 2003

CERTIFICATIONS

I, Peter Yngwe, certify that:

1.
I have reviewed this amendment no. 1 to the annual report on Form 20-F of Swedish Export Credit Corporation;

2.
Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report.

Date: April 7, 2003	/s/ PETER YNGWE Peter Yngwe (President)

I, Jakob Nordin, certify that:

1.
I have reviewed this amendment no. 1 to the annual report on Form 20-F of Swedish Export Credit Corporation;

2.
Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report.

Date: April 7, 2003	/s/ JAKOB NORDIN Jakob Nordin (Executive Director, Financial Control)

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this Annual Report.
2.1.1
Except as noted above, the total amount of long-term debt securities of SEK authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. SEK hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of SEK or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles
7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles
8.1	Significant subsidiaries as of the end of the year covered by this report is AB SEKTIONEN. See also Item 4 and Introductory Note to Consolidated Financial Statements.
10.1	Certifications Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Consent of the Independent Auditors.

QuickLinks

EXPLANATORY NOTE
  Item 3. Key Information
  Item 5. Operating and Financial Review and Prospects
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX