Form 20-F
period 2002-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2003-04-07
CIK 352960

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 7, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

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

Item 17 ☐    Item 18 ☒

i

        In this Report, unless otherwise specified, all amounts are expressed in Swedish kronor ("Skr"). See Item 3, "Key Information", for a description of historical exchange rates and other matters relating to the Swedish kronor. On April 3, 2003, the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was 8.5650 Skr per U.S. dollar. No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at that rate.

INTRODUCTORY NOTES

        In this Report, unless otherwise indicated, all descriptions and financial information relate to Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) ("SEK" or the "Company") as a whole, and include both the "Market Rate System" (the "M-system") and the "State Support System" (the "S-system"), each of which is described in detail herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately. References herein to "SEK excluding the S-system" mean the same as references to the "Market Rate System".

        SEK is a "public company" according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a "public company". Only public debt companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the denotation "publ" to its name.

FORWARD-LOOKING STATEMENTS

        This Report contains forward-looking statements. In addition, the Company may make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. Our Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

  •
  financial projections and estimates and their underlying assumptions;

  •
  statements regarding plans, objectives and expectations relating to future operations and services;

  •
  statements regarding the impact of regulatory initiatives on the Company's operations;

  •
  statements regarding general industry and macroeconomic growth rates and the Company's performance relative to them; and

  •
  statements regarding future performance.

        Forward-looking statements generally are identified by the words "expect", "anticipate", "believe", "intend", "estimate", "should", and similar expressions.

        Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

  •
  changes in general economic business conditions, especially in Sweden;

  •
  changes and volatility and currency exchange and interest rates; and

  •
  changes in government policy and regulations and in political and social conditions.

ii

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not required as this 20-F is filed as an Annual Report.

Item 2.    Offer Statistics and Expected Timetable

        Not required as this 20-F is filed as an Annual Report.

Item 3.    Key Information

        Selected financial data at and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 have been derived from the consolidated financial statements prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). SEK prepares its accounts in accordance with Swedish GAAP, which differs in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of significant differences between Swedish GAAP and U.S. GAAP, and the reconciliation of the Company's net profit and shareholders' funds if U.S. GAAP were applied, see Note 33 to the Consolidated Financial Statements.

        The following information should be read in conjunction with the more detailed discussion contained in Item 5 "Operating and Financial Review and Prospects".

Selected Financial Data

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In millions of Skr unless otherwise stated)
INCOME STATEMENT DATA
Net interest revenues/(expenses):
SEK excluding the S-system	798.2	830.7	895.5	904.0	1,007.9
S-system(A)	(193.9)	(230.6)	(334.1)	(297.8)	(326.7)
Operating profit	664.4	729.0	829.9	826.8	921.5
Net profit (Swedish GAAP)(B)	479.7	540.7	601.8	600.4	667.9

After-tax return on equity (%)	14.0%	16.2%	15.9%	14.0%	15.6%
Earnings per share (Swedish GAAP) (Skr)	485	546	712	858	954
Dividend per share (Skr)	364	405	2,041	953	1,013
Net profit (loss) (U.S. GAAP)(C)(D)(H)	2,613.4	(312.3)	608.7	600.2	621.0

Comprehensive income (loss) (U.S.GAAP)(E)	429.5	1,587.9	488.1	(353.1)	1,056.2
Ratios of earnings to Fixed Charges (Swedish GAAP)(F)	1.16	1.12	1.13	1.16	1.17
Ratios of earnings to Fixed Charges (U.S. GAAP)(F)	1.96	0.91	1.13	1.16	1.16
Earnings (loss) per share (U.S. GAAP) (Skr)	2,639.8	(315)	720	857	887
	At December 31,
	2002	2001	2000	1999	1998
	(In millions of Skr)
BALANCE SHEET DATA
Total credits outstanding(G)	65,470.1	70,361.1	60,855.6	60,314.4	60,625.3
Of which S-system(G)	11,481.2	15,454.4	14,081.0	14,298.0	15,811.4
Total assets	132,538.5	149,540.8	169,804.1	149,476.6	138,963.5
Total debt	114,838.2	128,039.0	145,652.9	129,534.2	119,623.0
of which subordinated debt	2,224.6	4,738.0	4,256.9	3,410.0	3,226.0
Deferred taxes related to untaxed reserves	380.8	385.0	390.4	434.5	421.0
Shareholders' funds (Swedish GAAP)	3,764.7	3,645.4	3,505.7	4,629.0	4,695.7
Total liabilities and shareholders' funds	132,538.5	149,540.8	169,804.1	149,476.6	138,963.4
Shareholders' funds (U.S. GAAP)(C)(D)	5,048.7	4,979.7	3,792.7	5,029.7	6,044.4

(A)
The difference between interest revenues, net commission revenues and any net foreign exchange gains related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, is reimbursed by the Swedish State and, therefore, has no impact on operating profit or net profit.

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

(C)
On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These adoptions resulted in significant adjustments in computing net profit and shareholders' funds according to U.S. GAAP. This was a result of marking certain derivatives at fair value in the balance sheet, which did not qualify for hedge accounting. During 2002, the variability in net income related to derivative has been reduced when the Company has been able to apply hedge accounting to certain assets. (See Note 33 to the Consolidated Financial Statements.)

(D)
SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by currency liabilities. However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. The result of the foregoing is that for the year 2002 SEK's U.S. GAAP profits are increased by Skr 2,695.9 million compared to Swedish GAAP profits, and for the year 2001 SEK's U.S. GAAP profits are reduced by Skr 2,458.9 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds). The significant offsetting adjustments to net profit and shareholders' funds relating to this item have been applied from 2002. The numbers for 2001 as originally reported did not reflect these adjustments, in error, but have now been restated accordingly. (See Note 33 to the Consolidated Financial Statements.)

(E)
Comprehensive income (loss) (U.S. GAAP) comprises net profit (loss) (U.S. GAAP) and other comprehensive income (U.S. GAAP). (See Note 33 to the Consolidated Financial Statements.)

(F)
For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in the M-system. The numbers for 2001 have been restated. (See Note 33 to the Consolidated Financial Statements.)

(G)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. These amounts, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refer to amounts based on the old format unless otherwise stated. See also Note 17 to the Consolidated Financial Statements.

(H)
The accounting treatment described in note (D) above, applied to the reconciliation of Swedish GAAP net income to U.S. GAAP net income for the six months ended June 30, 2002, would require the inclusion of a positive adjustment for foreign exchange differences on available-for-sale securities of Skr 3,240.6 million, before related tax effects.

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

Calendar Period	High	Low	Average(A)	Period End
2003 (through April 3)	8.7920	8.3670	8.5393	8.5650
2002	10.7290	8.6950	9.6571	8.6950
2001	11.0270	9.3250	10.4328	10.4571
2000	10.0400	8.635	9.225	9.4440
1999	8.6500	7.7060	8.3001	8.5050
1998	8.3350	7.5800	7.9658	8.1030

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

Period Ended	High	Low
April 3, 2003	8.5850	8.4830
March 31, 2003	8.7030	8.3670
February 28, 2003	8.5650	8.4100
January 31, 2003	8.7920	8.4750
December 31, 2002	9.0750	8.6950
November 30, 2002	9.1670	8.9708
October 31, 2002	9.3850	9.1885

        The noon buying rate on April 3, 2003 was U.S.$ 1 = Skr 8.5650

        No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Item 4.    Information on the Company

a.
General

        Swedish Export Credit Corporation ("SEK" or the "Company") is a public stock corporation owned by the Swedish State through the Ministry of Foreign Affairs ("Sweden" or the "State") (approximately 65 percent) and ABB Structured Finance Investment AB ("ABB"), a subsidiary of ABB Ltd, the global technology company headquartered in Zürich, Switzerland (approximately 35 percent).

        SEK was founded in 1962 in order to strengthen the competitiveness of Swedish export industry by meeting the need for long-term credits. SEK's objective is to engage in financing activities in accordance with the Swedish Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds.

        SEK aims to be a strong financial partner for both customers and investors. With the Nordic region as its base and home market, SEK provides long-term financial solutions tailored for the private and public sectors. Business activities include export credits, lending, project financing, leasing, capital market products and financial advisory services. SEK extends credits, or loans, under two principal lending systems. Credits on commercial terms at prevailing fixed or floating market rates of interest are provided under the "Market Rate System" (the "M-system"), and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates are provided under the "State Support System" (the "S-system"). The S-system is administered on behalf of the State by SEK against compensation.

        During 2002, ABB announced its intention to sell its holding in SEK in conjunction with ABB's divestment of its structured finance business. The majority owner, the Swedish State, which has a long-term commitment to SEK, has declared that SEK's operations will continue to be conducted in accordance with current strategies. In view of the pending sale, S&P's placed SEK's rating (AA+) on negative outlook.

        From its roots and base in export credits, SEK's product range has continuously expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been a pioneer in the creation of innovative financial solutions. SEK's independent position, with clear niche specialization in long-term financial products, combined with its considerable financial capacity and flexible organization, are key factors for the success of its operations. SEK's borrowing activities in the international capital markets have given SEK extensive expertise in financial instruments, an expertise that has earned prestigious international awards from financial publications on several occasions. This experience, together with maintaining credit quality and strong credit ratings (as of March 2003: AA+ negative outlook from Standard & Poors and Aa2 from Moody's Investors Service), has allowed us to offer our customers tailored products and what we believe are highly competitive terms.

        SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has greatly increased its business with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK's services and customer base means that SEK is more clearly taking on the role of a broader-range finance house with specialists within a number of areas.

        The increasing integration of business in the Nordic countries means that SEK is moving towards its goal of having a leading position in the Nordic countries within its niche: long-term financial solutions. The establishment in 2002 of SEK's representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK's position in the Nordic market.

        SEK has been actively involved in Sweden's fast-growing trade with the countries in the Baltic region since the early 1990s. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and Nordic business. Within the framework of these activities there are also links to the business opportunities that can be created by the prospective enlargement of the European Union to include new members from the Baltic region and Eastern Europe.

        SEK's extensive relationship with national, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers' requirements. This extensive network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

        The following table summarizes SEK's credits outstanding and debt outstanding at December 31, 2002, 2001, and 2000:

	At December 31,
	2002	2001	2000
	(In millions of Skr)
Total credits outstanding (old format)(A)	65,470	70,361	60,855
Of which S-system	11,481	15,454	14,081
Total debt outstanding	114,838	128,039	145,653
Of which S-system	3,179	5,171	5,131

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. These amounts, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refers to amounts based on the old format unless otherwise stated. See also Note 17 to the Consolidated Financial Statements.

b.
Lending Operations—General

        The following table sets forth certain data regarding the Company's lending operations during the five-year period ended December 31, 2002:

	At and for the Year Ended December 31,
	2002	2001	2000	1999	1998
	(In millions of Skr)
Offers of long-term credits accepted(A)	13,365	20,245	20,665	15,495	14,684
Of which S-system	172	743	10,103	3,881	180
Total credit disbursements	7,896	17,576	7,760	6,380	5,795
Of which S-system	1,377	3,324	1,573	955	2,181
Total credit repayments, including effects of currency translations	14,599	17,563	3,567	6,134	4,155
Of which S-system	5,357	1,951	1,774	2,454	2,734
Total net increase / (decrease) in credits outstanding	(6,478)	(2,156)	4,042	(370)	4,405
Of which S-system	(3,981)	1,354	(201)	(1,499)	(552)
Credits outstanding at December 31:
Credits outstanding (old format)(A)	65,470	70,361	60,856	60,314	60,625
Credits outstanding (new format)(A)	39,033	45,511	47,667	43,625	43,995
Of which S-system	11,502	15,482	14,128	14,329	15,828
Total credit commitments outstanding at December 31	11,849	16,444	19,145	7,838	4,171
Of which S-system	10,124	12,088	13,456	4,445	1,476

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional credit agreement documentation and these amounts do, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refers to amounts based on the old format unless otherwise stated. See also Note 17 to the Consolidated Financial Statements.

M-system

        SEK reports credits in the M-System in the following categories:

1.
Medium and long-term export financing of capital goods and services.

2.
Lines of credit for the refinancing of finance companies', banks' and exporting companies' portfolios of revolving export receivables ("continuous-flow financing").

3.
Credits for investments in infrastructure as well as research and development to promote Swedish industry and commerce.

4.
Refinancing of export leasing agreements and short-term export finance.

5.
Credits for direct market investments abroad that will promote exports of Swedish goods and services.

6.
Balance of payment credits, made on behalf of the State against State guarantees, to countries in Central and Eastern Europe in fulfillment of the Swedish commitment within the Group of 24 countries ("G-24 loans").

        SEK's lending also includes financing in co-operation with intergovernmental organizations and foreign export credit agencies. (These credits are included under the relevant underlying type of credit).

        The Company also extends export financing by establishing credit lines or protocols, principally with countries in Eastern Europe and Asia. (These credits are included under the relevant underlying type of credit).

        Under the regulations of the Swedish Financial Supervisory Authority, as described in Note 1 to the Consolidated Financial Statements, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. However, deposits with banks and repurchase agreements are reported as credits.

        Credits outstanding in the M-system at December 31, 2002, 2001 and 2000 were distributed among SEK's different categories of credits as follows:

Credits outstanding, type of credits	2002	2001	2000
	(In millions of Skr)
Deposits and repurchase agreements	—	—	—
Financing of capital goods exports	12,699	17,074	10,308
Continuous-flow financing of exports	12,750	15,550	20,805
Infrastructure	20,296	11,979	6,299
Refinancing of export leasing agreements	626	718	145
Market investment credits	7,477	9,425	8,671
G-24 loans	141	161	547

Total	53,989	54,906	46,775

        Offers granted by the Company for credits that were accepted by borrowers in the M-system during the years ended December 31, 2002, 2001 and 2000 were distributed among SEK's different categories of credits as follows:

Offers accepted, type of credit	2002	2001	2000
	(In millions of Skr)
Financing of capital goods exports	701	5,634	5,161
Other export related credits	8,447	12,448	4,867
Infrastructure	4,045	1,421	534

Total	13,193	19,503	10,562

        Export financing credits in the M-system are made at prevailing market rates of interest. The Company normally makes credit offers at a quoted interest rate that is subject to change prior to acceptance of the credit offer (an "indicative credit offer"). However, credit offers can also be made at a fixed interest rate (a "firm credit offer") but such credit offers have up until now rarely been made in the M-system and are then only valid for short periods. When an indicative credit offer is accepted, the interest rate is set and a binding credit commitment by the Company arises. Before the Company makes any credit commitment, it attempts to ensure that the currency in which the credit is to be funded will be available for the entire credit period at an interest rate that, as of the day the commitment is made, results in a margin that the Company deems sufficient. Except for the portion of the Company's credits in Swedish kronor that are financed by the Company's shareholders' funds and untaxed reserves, the Company typically borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Company may, accordingly, decide not to fund particular credit commitments until some time after they are made. Interest rate risks associated with such uncovered commitments are monitored on a daily basis. Losses associated with such interest rate risks have not been significant.

        Credits in the M-system normally carry a rate of interest that reflects a premium of at least 0.25 percent per annum in excess of the Company's cost of funds. The Company charges a standard commitment fee of 0.25 percent per annum on outstanding commitments for credits at fixed interest rates. The commitment fee for credits at floating interest rates is individually set for each credit.

        The Company's initial credit offer and subsequent credit commitment set forth the maximum principal amount of the credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

        The following table shows the currency breakdown of credit offers accepted in the M-system for credits with maturities exceeding one year for each year in the three-year period ended December 31, 2002.

	Percentage of credit offers accepted
Currency in which credit is denominated
	2002	2001	2000
Swedish kronor	47%	23%	27%
Euro	47%	34%	18%
U.S. dollars	5%	40%	48%
Other	1%	3%	7%
Total	100%	100%	100%

S-system

        The S-system was established by the State on July 1, 1978, as a State-sponsored export financing program designed to maintain the competitive position of Swedish exporters of capital goods and services in world markets. After a trial period, in April 1984 the Swedish Parliament extended the S-system indefinitely. The S-system today comprises the normal export financing program and a tied aid credit program. Pursuant to arrangements established in 1978 and amended from time to time thereafter, the Company administers the S-system on behalf of the State against compensation.

        Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding under the S-system, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by the State. SEK treats the S-system as a separate operation for accounting purposes, with its own income statement. Although the deficits (surpluses) of programs under the S-system are reimbursed by (paid to) the State, any credit losses that would be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these credits as well, all of which are reported on SEK's balance sheet.

        The S-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the Organization for Economic Cooperation and Development (the "OECD Consensus"), of which Sweden is a member, pursuant to which minimum interest rates, required down payments and maximum credit periods are established for government-supported export credit programs. Terms vary according to the per capita income of the importing country.

        Financing is offered at CIRR (Commercial Interest Reference Rate) rates. The CIRR-rates for new credits are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that credit offers will be valid for acceptance during a period of not more than four months.

        Effective September 1, 2002, certain new conditions were introduced for CIRR-based credits. Firstly, the commitment fee of 0.25 percent was removed. Secondly, a compensation of 0.25 percent per annum, based on outstanding credit amount was introduced to the benefit of the bank or financial institution leading the credit, to cover the costs of arranging and managing the facility. In addition, the conditions have been amended to permit the applicant to submit the application to Swedish Export Credits Guarantee Board (EKN), as an alternative to SEK. Regardless, SEK will be responsible for the administration and funding of all transactions.

        The OECD Consensus also strengthens the rules for tied or partially untied concessionary credits. In principle, such credits may not be extended to countries whose per capita GNP was greater than USD 2,995 in 2002. Tied or partially untied concessionary credits to other countries may not be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms.

        SEK participates with government agencies in a State-sponsored export financing program (the "Concessionary Credit Program") for exports to certain developing countries, presently incorporating a foreign aid element of at least 35 percent. The foreign aid element is granted in the form of lower rates of interest and/or deferred repayment schedules, and the State reimburses SEK in the S-system for the costs incurred as a result of SEK's participation in such program. In general, credits under the program are made with State guarantees administered by the Swedish Export Credits Guarantee Board (EKN).

        The following table sets forth the volumes of offers accepted, undisbursed credits at year end, new credits disbursed and credits outstanding at year end under the different programs in the S-system for each year in the three-year period ended December 31, 2002.

	Concessionary Credit Program			CIRR-credits			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(In millions of Skr)
Offers accepted	172	279	259	0	464	9,844	172	743	10,103
Undisbursed credits at year end	253	316	233	9,871	11,772	13,223	10,124	12,088	13,456
New credits disbursed	204	208	556	1,173	3,116	1,017	1,377	3,324	1,573
Credits outstanding at year-end	3,990	5,699	6,361	7,491	9,755	7,720	11,481	15,454	14,081

Credit Support for Outstanding Credits

        The Company's policies with regard to counterparty exposures are described in Item 5. "Operating and Financial Review and Prospects—Risk management—Credit or Counterparty Risks".

        The following table shows the credit support for the Company's outstanding credits for the five-year period ended December 31, 2002 (most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK):

	Percentage Total Credits Outstanding at December 31,
	2002	2001	2000	1999	1998
Credits with State guarantees via National Debt Office(A)	3%	3%	5%	5%	6%
Credits with State guarantees via EKN(B)	26%	33%	29%	31%	33%
Credits with State guarantees (total)(C)	29%	36%	34%	36%	39%
Credits to or guaranteed by Swedish credit institutions(D)	15%	18%	30%	33%	36%
Credits to or guaranteed by foreign bank groups or governments(E)	25%	22%	13%	14%	9%
Credits to or guaranteed by other Swedish counterparties, primarily corporations(F)	21%	13%	15%	12%	11%
Credits to or guaranteed by other foreign counterparties, primarily corporations	10%	11%	8%	5%	5%

Total	100%	100%	100%	100%	100%

(A)
State guarantees issued by the National Debt Office are unconditional obligations backed by the full faith and credit of Sweden.

(B)
EKN guarantees are in substance credit insurance against losses caused by the default of a foreign borrower or buyer in meeting its contractual obligations in connection with the purchase of Swedish goods or services. In the case of a foreign private borrower or buyer, coverage is for "commercial" and, in most cases, "political" risks. Coverage for "commercial" risk refers to losses caused by events such as the borrower's or buyer's insolvency or failure to make required payments within a certain time period (usually six months). Coverage for "political" risk refers to losses caused by events such as a moratorium, revolution or war in the importing country or the imposition of import or currency control measures in such country.

  Generally, an EKN guarantee covers 85-90 percent of losses incurred due to covered risks. Disputed claims must be supported by a court judgement or arbitral award, unless otherwise agreed by EKN. In the case of a governmental borrower or buyer, the coverage provided by EKN guarantees is effectively as broad. In the table above, only the percentages guaranteed have been included.

  EKN is a State agency whose obligations are backed by the full faith and credit of Sweden.

(C)
Of total credits outstanding at December 31, 2002, the State directly guaranteed 26 percent (2001: 33; 2000: 34) and 24 percent (2001: 32; 2000: 34) of credits with maturities exceeding one year and two years, respectively.

(D)
At December 31, 2002, approximately 11 percent of the credits in this category were obligations of the four largest commercial bank groups in Sweden.

(E)
Principally obligations of other Scandinavian as well as selected Western European or North American bank groups, together with obligations of Western European governments.

(F)
At December 31, 2002, approximately 88 percent of the credits in this category represented credits to or guarantees issued by ten large Swedish corporations.

c.
Borrowing Operations

        The Company funds its lending primarily through public and private offerings of debt securities in the international capital and money markets. In many cases SEK has been willing to provide "tailor-made" structures responding to the needs of the investors.

        The Company is actively involved in making interest rate and currency swaps with selected counterparties, principally large commercial financial institutions. From time to time the Company funds non-U.S. dollar commitments with U.S. dollar borrowings with a view to swapping into the required currency on or prior to the loan disbursement date. The Company has not experienced any losses to date as a result of the credit risks related to such currency and interest rate swaps.

        Total new borrowings with maturities exceeding one year during the year ended December 31, 2002, were equivalent to approximately Skr 44.9 billion, compared with Skr 38.0 billion and Skr 18.4 billion for the years ended December 31, 2001 and 2000, respectively. New borrowings in 2002 comprised 281 transactions (2001: 337), primarily structured private placements. For a description of the Company's outstanding debt, see Notes 22 and 26 to the Consolidated Financial Statements. The outstanding volume of debt with original maturitites of one year or less increased in 2002. However, as a result of substantial net repayments of long-term debt in 2002, at December 31, 2002 outstanding debt with remaining maturities of one year or less had declined to Skr 15,591.1 million from Skr 37,419.6 million at December 31, 2001 and the average maturity of SEK's senior debt had increased to 8.14 years from 7.46 years at December 31, 2001. See "Consolidated Statements of Cash Flows" in the Consolidated Financial Statements and Note 29 to the Consolidated Financial Statements.

d.
Organization

        SEK organizes its activities into two main business areas: Corporate & Structured Finance, and Capital Markets.

        Corporate & Structured Finance. The Corporate & Structured Finance group is responsible for all activities in general lending, export credits, project finance, leasing and other structured finance projects, as well as origination and advisory services. Corporate has overall responsibility for SEK's relationships with its customers. As a complement to SEK's lending activity, advisory services offers independent consulting services to both the private and public sectors based on SEK's experience in various areas, especially export credits and project finance, risk management and capital markets.

        Capital Markets. The Capital Markets group comprises two sub-functions and one wholly-owned limited company. The two sub-functions are Treasury and Syndication and the limited company is AB SEK Securities. Treasury is responsible for managing SEK's borrowing program and the investment of its liquidity portfolio. Syndication handles risk syndication, risk cover solutions and corporate bond trading. To facilitate its capital markets activities, in 2002 SEK established AB SEK Securities, a wholly-owned subsidiary with a license from the Swedish Financial Supervisory Authority to conduct a securities business. AB SEK Securities intermediates capital markets products for its clients principally in the primary market via private placements.

        In addition, SEK maintains a risk control unit that operates independently of the business areas. See Item 5. "Operating and Financial Review and Prospects—Risk management—Risk Control".

e.
Swedish Government Supervision

        The Company operates as a credit market company within the meaning of the Financing Business Act (1992:1610) (the "Act"). As such, it is subject to supervision and regulation by the Swedish Financial Supervisory Authority (the "Supervisory Authority"), an arm of the Ministry of Finance, which licenses and monitors the activities of credit market companies to ensure their compliance with the Act and regulations thereunder and their corporate charters.

        Among other things, the Supervisory Authority requires SEK to submit reports on a three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority may (and currently does) appoint an external auditor to participate with SEK's independent auditors in examining the Company's financial statements and the management of the Company.

        As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to a single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act (1994:2004), as amended.

        The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basle Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements. The principal measure of capital adequacy is a capital to risk asset ratio, which compares the capital base to the total of assets and off-balance sheet items. Capital is divided into "core" or "Tier 1" capital, which includes equity capital and non-cumulative preferred shares and similar instruments, and "supplementary" or "Tier 2" capital comprising subordinated obligations with an original term of at least five years (but with a deduction of 20% for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk (0%, 20%, 50% or 100%) depending on the debtor or the type of collateral, if any, securing the assets. The minimum capital ratio requirement is 8% and not more than 50% of an institution's regulatory capital may comprise supplementary capital. SEK's policy is to maintain a strong capital base well in excess of the regulatory minimum. At December 31, 2002, SEK's total regulatory capital ratio was 17%.

        Under the large exposure rules, in general the value of SEK's exposure to a single customer or group of customers may not exceed 25% of SEK's regulatory capital. The total value of SEK's "large exposures" (exposures to a single customer or group of customers that exceed 10% of its capital base) may not, in the aggregate, exceed 8 times its capital base.

        The Company's newly established subsidiary, AB SEK Securities, has been licensed to conduct a securities business and as such will be regulated by the Supervisory Authority under the Securities Operations Act (1991:981).

f.
Competition

        SEK is the only institution authorized by the State to make export financing credits under the S-system. In that connection, and with support from the Swedish State, SEK competes with the export credit agencies of other OECD member countries in providing government-supported export credits. Lending in the M-system faces competition from other Swedish and foreign financial institutions. Deregulation and globalization of the word's financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

g.
Property, Plants and Equipment

        The Company owns, through its wholly-owned subsidiary AB SEKTIONEN, an office building in the City of Stockholm. The major part of the building is used by the Company as its headquarters.

Item 5.    Operating and Financial Review and Prospects

a.
Critical Accounting Policies

        Critical accounting policies for the Company are the accounting policies regarding hedge accounting and measurements of fair values according to Swedish and U.S. GAAP, respectively. (See Note 1(j), 1(q), and Note 33 to the Consolidated Financial Statements.)

        In the management's opinion, the profit based on hedge accounting, as reported by the Company under its reporting practice following Swedish GAAP, correctly reflects the profit of the Company. Under Swedish GAAP, SEK applies hedge accounting for all transactions that are economically hedged. Such transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates, currencies, and other relevant factors, such that the Company's exposure to changes in net values of such transactions due to movements in interest and/or exchange rates is hedged.

        SEK accounts for derivatives under U.S. GAAP in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings. If fair value hedge accounting is applicable, changes in the fair value of the underlying assets or liabilities are also recorded in earnings.

        Certain assets, liabilities, and designated derivatives have qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 31, 2001, despite the fact that the Company was effectively hedged through these relationships, qualify for hedge accounting under the new accounting standards imposed by SFAS 133. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities, and designated derivatives have been designed to qualify for hedge accounting under the new accounting standards and thereby the volatility in earnings has been reduced.

        SEK enters into derivative transactions in its ordinary course of business, in order to be economically hedged. These instruments include interest-rate related, currency related and other agreements that SEK uses for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures.

        SEK has designated, documented and assessed accounting hedge relationships that resulted in fair value hedges that require SEK to record the derivative assets or liabilities at their fair value on the balance sheet with an offset in earnings. Hedge ineffectiveness is also recorded in earnings.

        Although the amounts that ultimately would be recognized in the income statement over the term of the derivatives are the same under any method used, it is the timing of the recognition of these amount that is the main difference in methods. The determination of fair value is dependent on certain assumptions and judgments. In the cases where quoted market values for the relevant items are available, such market values have been used. However, it should be noted that for a large portion of the items there are no such quoted market values. In those cases, the fair values have been estimated or derived. The process of estimating or deriving such values naturally involves a high degree of uncertainty.

        In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of assets, liabilities or derivatives with fixed or floating interest rates have been calculated based on estimated market interest rates that would have been applicable at the end of each relevant period. The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors will be derived from the zero coupon curve, based on the swap curve, for each currency. If an asset, liability or derivative inherits embedded derivatives, the fair value of the embedded derivative has been derived using certain simplifying assumptions.

        In reporting the amounts of its assets, liabilities, derivatives, and its revenues and expenses, generally and especially in determinations related to hedge accounting under U.S. GAAP, the Company must make significant assumptions and estimates in assessing the fair value of its assets and liabilities, especially where unquoted or illiquid securities or other debt instruments are involved. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be materially different. However, under Swedish GAAP, the net of revenues and expenses would be substantially unchanged. The same should be the case for assets, liabilities, and designated derivatives that qualify for hedge accounting under U.S. GAAP.

        Changes in amounts reported will be reflected in the net carrying value of the securities where they are carried at fair value. Where the securities are carried at amortized cost, changes in their estimated fair values, arising from changes in management's assessment of the underlying assumptions, may result in the recording of a permanent diminution in their value. In such case, it would also be necessary for SEK's management to exercise judgment as to whether or not changes in the underlying valuation assumptions are only temporary.

        SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. A major part of its assets, liabilities, and related derivatives is denominated in foreign currency. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into the same currency.

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

b.
Assets

Total Assets

        SEK's total assets decreased to Skr 132.5 billion at December 31, 2002 (2001: 149.5). The main components of the net change in total assets were a decrease in the credit portfolio (approximately Skr 5 billion) and a decrease in the portfolio of interest-bearing securities (approximately Skr 10 billion). Currency exchange effects negatively affected the year-end book value of the aforementioned portfolios by approximately Skr 5.3 billion and Skr 4.0 billion, respectively. Such effects were offset by a corresponding decrease in the volume of debt. Credits outstanding represented Skr 65.5 billion (2001: 70.4) of total assets, while interest-bearing securities represented Skr 59.0 billion (2001: 68.5).

        In addition to the revenue-generating assets, the balance sheet also included Skr 3.4 billion (2001: 4.0) representing accrued and prepaid items, Skr 0.2 billion (2001: 0.1) representing non-financial assets and Skr 4.5 billion (2001: 6.5) representing other assets. The main component of the latter item is the aggregate net value of derivative instruments with positive values (see Note 1 (q) to the Financial Statements). The approximate month-end average volume of total assets during the year was Skr 140.0 billion (2001: 160.2).

        SEK continues to have a high level of liquid assets and a low funding risk. The aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See also the graph "Development over Time of SEK's Available Funds" in "—Risk management—Funding and Liquidity Risks".

Business Volume

        SEK reached a total volume of customer-related financial transactions amounting to Skr 17.9 billion (2001: 24.9, 2000: 22.3). New long-term credit offers accepted totaled Skr 13.4 billion (2001: 20.2, 2000: 20.7). The total volume of syndicated customer transactions was Skr 4.5 billion (2001: 4.7, 2000: 1.6). The decline in new business volume in 2002, reflects the international economic downturn that has affected SEK's markets.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 77.3 billion (2001: 86.8), of which Skr 65.5 billion (2001: 70.4) represented credits outstanding. Of the aggregate amount of Skr 77.3 billion (2001: 86.8) of credits outstanding and committed, Skr 21.6 billion (2001: 27.5) was related to the S-system, of which Skr 11.5 billion (2001: 15.5) represented credits outstanding. The decrease in credits outstanding mainly reflects currency exchange effects due to the weakening of the U.S. dollar during the year. In addition, repayments of credits (including currency exchange effects) exceeded disbursements of credits by Skr 6.7 billion during 2002. Simultaneously, the aggregate amount of outstanding offers for new credits increased to Skr 59.7 billion (2001: 53.9).

Volume Development, Lending

	Total		Of which S-system
	2002		Total
					CIRR- credits 2002	Concessionary credits 2002
		2001	2002	2001
	(Skr million)
Offers of long-term credits accepted(A)	13,365	20,245	172	743	—	172
Undisbursed credits at year-end(A)	11,849	16,444	10,124	12,088	9,871	253
Credits outstanding at year-end (old format)(A)	65,470	70,361	11,481	15,454	7,491	3,990
Credits outstanding at year-end (new format)(A)	39,033	45,511	11,502	15,482	7,512	3,990

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

        During the year, the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 44.9 billion (2001: 38.0). Asia, including Japan and Europe have been the most important markets.

        A three-year USD 500 million benchmark issue, targeted mainly towards Asian and European institutional investors as well as European retail investors, has been executed. The issue has been increased, resulting in an outstanding amount of USD 850 million.

Counterparty Risk Exposures

        The quality of SEK's assets remains high. The table "Total Counterparty Risk Exposures" in "—Risk management—Credit or Counterparty Risk Exposures" shows the distribution of risk to the various categories of counterparties of SEK's on-balance sheet assets and off-balance sheet items. The total risk exposure against OECD States amounted to 27 percent (2001: 38) of total exposures. Further, of the total exposures, 56 percent (2001: 50) was against banks and other financial institutions, while 17 percent (2001: 12) was against corporations.

        SEK is a party to financial instruments with off-balance sheet exposures in its ordinary course of business. The amounts of such exposures are shown in the table "Capital Base and Required Capital" in "—Liquidity and Capital Resources—Capital Adequacy". These instruments include interest-rate related, currency related and other agreements that SEK uses for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures. The accounting policies applied to such instruments are described in Note 1 (q) to the Financial Statements. It can be noted that certain values related to derivative and other financial instruments, traditionally denoted "off-balance sheet instruments", are accounted for as on-balance sheet items included in the items "Other assets" and "Other liabilities".

        SEK has maintained, and expects to continue to maintain, a conservative policy as regards counterparty exposures arising from its credit portfolio and from other assets as well as from derivative and other financial instruments traditionally accounted for as off-balance sheet instruments.

c.
Results of Operations

SEK excluding the S-system

        The operating profit was Skr 664.4 million (2001: 729.0, 2000: 829.9). The return on equity was 19.5 percent (2001: 22.5, 2000: 22.0) before taxes, and 14.0 percent (2001: 16.2, 2000: 15.9) after taxes, respectively.

        Net interest earnings were Skr 798.2 million (2001: 830.7, 2000: 895.5). Net interest earnings include net margins from debt-financed assets, on the one hand, and revenues from the investment portfolio (i.e., the long-term fixed-rate assets financed by SEK's equity), on the other hand. For the financial year 2002, the contribution to net interest earnings from debt-financed assets decreased to Skr 465.9 million (2001: 489.1, 2000: 471.6). The underlying month-end average volume of such debt-financed assets was Skr 111.7 billion (2001: 126.9, 2000: 129.9), with an increased average margin of 0.42 percent (2001: 0.39, 2000: 0.36). SEK has experienced increased margins on new credits, which have been partly offset by increased margins on borrowed funds. The increase in average margin was due also to an increase in the average proportion of debt-financed assets represented by the credit portfolio. The average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, decreased significantly. The decline in debt financed assets at December 31, 2002 from the prior year reflected the international downturn that has affected SEK's business volume during the year.

        The contribution to net interest earnings from the investment portfolio was Skr 332.3 million (2001: 341.6, 2000: 423.9). The decreases in the last two years reflect the reinvestment of parts of

SEK's investment portfolio at lower interest rates. The decrease in 2001 was also attributable to the reduction in SEK's capital in 2000.

        Commissions earned were Skr 18.5 million (2001: 12.8, 2000: 1.5). The improvement was due to increased activities related to capital market products that produced revenues of Skr 4.5 million in 2002 (2001: —, 2000: —). In addition, in 2002 SEK earned Skr 8.8 million (2001: 10.1, 2000: —) from other commission earned, mainly commissions related to lending transactions. After commissions incurred, primarily the Skr 6 million paid by SEK each year for maintaining the guarantee fund (see "—Liquidity and Capital Resources—Capital Adequacy"), net commission revenues in 2002 were Skr 12.0 million (2001:5.1, 2000:(5.1))

        In addition, Skr 33.0 million (2001: 36.7, 2000: 36.7) representing remuneration from the S-system, mainly based on outstanding volumes of credits, has been included in the operating profit.

        Administrative expenses increased to Skr 166.4 million (2001: 150.7, 2000: 125.7). Of the increases in 2002 and 2001, Skr 17.2 million and 16.8 million, respectively, were related to increases in salaries, pensions and social insurance expenses, due mainly to the hiring of additional employees to support the ongoing widening of the business activities. Furthermore, Skr 3.6 million (2001: 6.9, 2000: —) of the net increase was related to a IT project, started during the year 2001, aiming at replacing SEK's current business system. The total costs, excluding personnel expenses, for the project during the year were Skr 10.5 million (2001: 6.9, 2000: —). Additionally, expenditures for the project amounting to Skr 43.4 million have been capitalized as investments, of which Skr 40.1 million are computer software and Skr 3.3 million are computer hardware. In 2002 administrative expenses did not include any provision under SEK's general incentive system for its staff (2001: 10.2, 2000: 5.8). In addition to the general incentive system, individual performance-related remuneration agreements also exist.

        Therefore, the declines in operating profit in 2002 and 2001 from the prior year were due primarily to the reductions in net interest earnings and the increases in administrative expenses in each of those years.

        The net profit for the year was Skr 479.7 million (2001: 540.7, 2000: 601.8), after charges for taxes amounting to Skr 184.7 million (2001: 188.3, 2000: 228.1). The increase in the effective tax rate in 2002 to 27.8 percent (2001: 25.8, 2000: 27.5) mainly reflects that tax-exempt income, i.e., a permanent difference, was lower in 2002 than in 2001. Variations in permanent differences also explain most of the change in effective tax rate in 2001 compared to 2000.

        The net profit for 2002, reconciled to U.S. GAAP, reached Skr 2,613.4 million, compared to a net loss of Skr 312.3 million in 2001 and a net profit of Skr 608.7 million in 2000. The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a positive adjustment of Skr 2,133.7 in 2002, compared to a negative adjustment of Skr 853.0 million in 2001 and a positive adjustment of Skr 6.9 million in 2000.

        These substantially higher adjustments in 2002 and 2001 were primarily the result of the application, beginning in 2001, of Statement of Financial Accounting Standard 133, which has increased the volatility of SEK's U.S. GAAP net income and shareholders' equity. SFAS 133 requires, among other things, that changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship must be recognized currently in the income statement. Positive adjustments to U.S. GAAP income for derivatives and hedging activities, before related tax effects, declined to Skr 210.3 million in 2002 from Skr 1,242.9 million in 2001, in part because a substantial portion of the Company's assets, liabilities and derivatives were structured to qualify for hedge accounting under SFAS 133 from July 1, 2002. It should be noted that SEK is economically hedged for transactions on which hedge accounting is applicable under Swedish GAAP but not under U.S. GAAP.

        Related to this development is the impact of adjustments under U.S. GAAP for changes in currency exchange rates affecting the fair value of foreign currency denominated instruments in SEK's available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133 and the carrying value of their related funding. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders' equity, but the largely offsetting changes in the Swedish krona position of the related funding must be recognized currently in the income statement. As a result, during 2001 when the Swedish krona depreciated against certain currencies in which these assets were match funded, the reconciliation of SEK's income statement to U.S. GAAP led to a negative adjustment for foreign exchange differences, before related tax effects, of Skr 2,458.9 million. Conversely, in 2002 when the Swedish krona appreciated against these funding currencies, SEK reported a positive adjustment for foreign exchange differences, before related tax effects, of Skr 2,695.9 million. It should be noted that SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components.

        The reconciliation of SEK's net income to U.S. GAAP was also positively affected in each of the past three years by gains from the repurchase of its own debt, which under U.S. GAAP is recognized immediately in the income statement and amounted to Skr 51.4 million in 2002 (2001: 56.9 and 2000: 22.6).

        See Note 33 to the Consolidated Financial Statements.

The S-system

        CIRR-credits, which represent one of the two types of credits in the S-system, contributed to the S-system results with a surplus of Skr 112.9 million (2001: 168.8, 2000: 93.1).

        Net costs related to concessionary credits, which represent the other type of credits in the S-system, were Skr 337.0 million (2001: 449.0, 2000: 471.7).

        The S-system paid a net compensation to SEK amounting to Skr 33.0 million (2001: 36.7, 2000: 36.7), being compensation paid to SEK for carrying the S-system credits and the related credit risks in SEK's balance sheets. The lower amount in 2002 was due to reduced assets level.

        The net deficit of both types of credits in the S-system is fully reimbursed by the State. The distribution of results is shown in the table on the following page.

        The net deficit of the S-system, taking into account the net result of both types of credit, is fully reimbursed by the State. The distribution of results is shown in the in the table below.

Results in the S-System by Type of Credit

	CIRR-credits			Concessionary credits			Net result for S-system
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(Skr million)
Net interest earnings	+131	+203	+121	-325	-433	-455	-194	-231	-334
Remuneration to SEK	-21	-21	-20	-12	-16	-17	-33	-37	-37
Foreign exchange differences	+3	-13	-8	—	—	—	3	-13	-8

Total	+113	+169	+93	-337	-449	-472	-224	-280	-379

        Every year during the period from the year after the implementation of the S-system (1978) until 1989, the result of the CIRR-based export credits under such system was negative. The aggregate positive result for the period 1990 through 2002 was approximately Skr 1.7 billion, with an average year-end volume of credits outstanding amounting to Skr 7.8 billion.

d.
Liquidity and Capital Resources

Liquidity

        In accordance with SEK's funding and liquidity policies, at December 31, 2002, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See also the graph "Development over Time of SEK's Available Funds" shown below in "—Risk management—Funding and Liquidity Risk".

        SEK's policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2002, the book value of its interest-bearing securities with maturities of one year or less was Skr 27.0 billion (2001: 40.7). In addition, at that date the aggregate of SEK's credits and interest-bearing securities with maturities of one year or less exceeded its total senior debt with such maturities by Skr 23.4 billion (2001: 15.1). The reduction in short-term interest bearing securities at December 31, 2002 from the prior year reflected a lower business activity during the year related to the international downturn that has affected the development of SEK's volume during the year. See "Consolidated Statements of Cash Flows" in the Consolidated Financial Statements.

        The following table sets forth as of December 31, 2002 the maturity profile of contractual cash obligations (all of which comprised long-term debt):

Contractual Obligations

	Year Ended December 31, 2002 Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-5 years	5-10 years		After 10 years
	(In millions of Skr)
Senior Debt	112,613.6	15,591,1	57,792.6	9,924.0		29,305.9
Subordinated Debt	2,224.6	—	—	459.6	(1)	1,765.0	(2)
Capital Lease Obligations	—	—	—	—		—
Operating Leases	—	—	—	—		—
Unconditional Purchase Obligations	—	—	—	—		—
Other Long-Term Obligations	—	—	—	—		—

Total Contractual Cash Obligations	114,838.2	15,591,1	57,792.6	10,383.6		31,070.9

(1)
Callable beginning in 2005 with the approval of the Supervisory Authority.

(2)
Perpetual maturing subject to redemption beginning in 2002 or 2003 with the approval of the Supervisory Authority.

        See also "Information on the Company—Borrowing operations" for additional information on the maturities of SEK's debt.

        The following table sets forth the maturity profile of other commercial commitments, i.e. commitments regarding committed undisbursed credits as of December 31, 2002:

Other Commercial Commitments

Year Ended December 31, 2002 Amount of Commitment Expiration Per Period
Contractual Obligations	Total Amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
(In millions of Skr)
Committed Undisbursed Credits	11,848.6	3,075.7	3,234.2	3,623.1	1,915.6
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total Commercial Commitments	11,848.6	3,075.7	3,234.2	3,623.1	1,915.6

        It should be noted that the figures above in the table "Contractual Obligations" and "Other Commercial Commitments" are represented in the diagram "Development over Time of SEK's Available Funds. For further information about funding and liquidity risk see "—Risk Management—Funding and Liquidity Risk".

Capital Adequacy

        The capital base as well as the minimum capital that SEK is required to maintain are determined in accordance with the capital adequacy requirements under Swedish law that are applicable to all credit institutions and securities companies supervised by the Supervisory Authority.

        SEK has a capital adequacy ratio that is well above the minimum required by law. At December 31, 2002, the regulatory total capital adequacy ratio was 17.0 percent (2001: 18.5), which is more than two times as large as required under Swedish law. Of the regulatory total ratio, the Tier-1 ratio represented 11.9 percent (2001: 11.9). SEK also computes adjusted capital adequacy ratios calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The total capital adequacy ratio was 18.8 percent (2001: 20.4), of which 13.7 percent (2001: 13.8) represented adjusted Tier-1.

        SEK's regulatory capital base at December 31, 2002 was Skr 5,671 million (2001: 5,889), of which the Tier-1 related amount was Skr 3,963 million (2001: 3,778). The adjusted capital base was Skr 6,271 million (2001: 6,489), of which the Tier-1 related amount was Skr 4,563 million (2001: 4,378). Risk-weighted claims at year-end amounted to Skr 33,426 million (2001: 31,812). Accordingly, the minimum capital required to satisfy the statutory 8 percent standard was Skr 2,674 million (2001: 2,545).

        See also the table "Capital Base and Required Capital" on the following page.

        The guarantee fund permits SEK to demand additional capital of up to Skr 600 million from the Swedish State and ABB Structured Finance Investment AB, each of which is obligated to contribute up to Skr 300 million. The guarantee fund capital is included only when calculating the adjusted capital adequacy ratios, not the regulatory capital adequacy ratios. Information concerning ABB's parent company, ABB Ltd, and its subsidiaries appears in filings by ABB Ltd under the Securities Exchange Act of 1934, copies of which can be reviewed at the public reference facilities of the Securities and Exchange Commission in Washington, D.C. and at certain of its regional offices and are also available through the New York Stock Exchange, Inc.

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.
(Amounts in Skr m)

I. Capital requirement

	Consolidated Group						Parent Company
	December 31, 2002			December 31, 2001			December 31, 2002			December 31, 2001
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	132,538	30,447	2,436	149,541	28,627	2,290	132,590	30,510	2,441	149,563	28,649	2,292
Off-balance sheet items	16,231	2,979	238	20,134	3,184	255	16,231	2,979	238	20,134	3,184	255
Other exposures	n.a.	0	0	n.a.	1	0	n.a.	0	0	n.a.	1	0

Total	148,769	33,426	2,674	169,675	31,812	2,545	148,821	33,489	2,679	169,697	31,834	2,547
Breakdown by category:
A. Riskweight 0%	51,078	—	—	73,077	—	—	51,067	—	—	73,077	—	—
B. Riskweight 20%	70,346	14,069	1,126	74,465	14,893	1,191	70,346	14,069	1,126	74,465	14,893	1,191
C. Riskweight 50%	2,481	1,241	99	2,147	1,074	86	2,481	1,241	99	2,147	1,074	86
D. Riskweight 100%	17,031	17,031	1,362	15,065	15,065	1,205	17,094	17,094	1,367	15,087	15,087	1,207
E. Market exposures	7,833	1,085	87	4,921	780	63	7,833	1,085	87	4,921	780	63

Total	148,769	33,426	2,674	169,675	31,812	2,545	148,821	33,489	2,679	169,697	31,834	2,547

II. Capital base (A)

	Consolidated Group		Parent Company
	12/2002	12/2001	12/2002	12/2001
Tier-1 capital	3,963	3,778	3,987	3,801
Tier-2 capital	1,708	2,111	1,705	2,109
Of which:
Upper Tier-2	1,248	1,640	1,245	1,638
Lower Tier-2	460	471	460	471
Total	5,671	5,889	5,692	5,910
Adjusted Tier-1 capital	4,563	4,378	4,587	4,401
Adjusted Total	6,271	6,489	6,292	6,510

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	12/2002	12/2001	12/2002	12/2001
Total	17.0%	18.5%	17.0%	18.5%
Of which:
Tier-1 ratio	11.9%	11.9%	11.9%	11.9%
Tier-2 ratio	5.1%	6.6%	5.1%	6.6%
Of which:
Upper Tier-2 ratio	3.7%	5.1%	3.7%	5.1%
Lower Tier-2 ratio	1.4%	1.5%	1.4%	1.5%
Adjusted Total	18.8%	20.4%	18.8%	20.4%
Of which: Adj. Tier-1 ratio	13.7%	13.8%	13.7%	13.8%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
December 31, 2002	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979
December 31, 2001
Derivative financial contracts:
Currency related agreements	120,310	6,245	2,480	3,765	6,268	1,584	745	5,891	1,066	2,793
Interest rate related contracts	103,836	2,901	2,477	424	3,024	742	205	414	1,923	24
Equity related contracts	19,462	2,613	1,021	1,592	992	605	25	111	269	644
Commodity related contracts, etc	357	44	23	21	48	10	—	—	—	—

Total derivative contracts	243,965	11,803	6,001	5,802	10,332	2,941	975	6,416	3,258	3,461
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	16,444	8,222	—	8,222	—	243

Total	260,518	20,134	6,001	14,133	10,332	3,184

(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2002 profits.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

        In the ordinary course of business SEK is a party to financial instruments with off-balance sheet exposure. The amounts of such exposures are shown in the table above. These instruments include primarily interest rate related and currency related agreements.

e. Risk management

        The success of an exporter often depends on access to long-term financing. In order to meet the demand for such financing, SEK grants medium and long-term credits. Credits are often at fixed interest rates, although credits at floating interest rates are also granted. The total time from the start of a credit agreement until final payment can be as long as twenty years. Such long-term contracts require special attention to the management of the inherent risk exposures.

        In addition to its own business, SEK administers the Swedish Government's system for state-supported export credits and its concessionary credits program. Any deficits or surpluses from these programs are reimbursed by or paid to the State. Any credit losses incurred under the programs, however, are not reimbursed by the State. SEK must therefore demand adequate collateral for credits granted under these programs just as it does for its own credits. All credits are reported in SEK's balance sheet.

        SEK funds its activities primarily by public issues and private placements in the international capital markets. Most borrowing is at fixed interest rates. In its funding operations SEK makes use of traditional borrowing structures as well as more complicated structures, many of which are tailored to suit the needs of investors. In its borrowing, lending and investment of liquid assets, SEK uses various financial instruments such as interest rate swaps, currency swaps, futures, credit derivatives and options. These instruments are mainly used to hedge or reduce exposures.

SEK's basic policies

        SEK's Board of Directors has adopted four basic policies which are designed to give its shareholders a competitive long-term return on equity. These basic policies are then broken down into policies for managing different types of risk exposure.

        The basic policies are:

  •
  SEK will carry out its business in such a manner that SEK is perceived as a first-class counterparty by its business partners.

  •
  SEK will be selective in its acceptance of counterparty exposures in order to ensure high credit quality.

  •
  All SEK's credit commitments will be fully funded at all times through to maturity.

  •
  SEK will at all times maintain a capital adequacy ratio that exceeds the legal minimum requirements by a wide margin.

Credit or Counterparty Risks

        A credit or counterparty risk represents the risk of the loss that would occur if a borrower and its guarantors are unable to perform in accordance with the terms and conditions of a contract. SEK manages counterparty risks with the aid of a system which includes routines for credit rating, limits, risk classifications and monitoring procedures. The system takes into account differences between exposures to different countries, sectors, groups of counterparties and individual counterparties, as well as between different types of risk. For example, SEK has an internal rating system for counterparties that are not rated by any of the international rating agencies.

        SEK's policy limits companies and states to which it is prepared to assume risk exposure to the following:

  •
  The Swedish State and other Nordic states, municipalities and regional authorities.

  •
  OECD states with high credit quality.

  •
  Limited exposure to states with good credit quality and positive economic development in Eastern and Central Europe.

  •
  Swedish and other Nordic banks and credit institutions.

  •
  International banks with high credit quality.

  •
  Large Swedish and other Nordic companies, mostly listed companies.

  •
  A limited number of foreign companies with high credit quality.

        In 1997, SEK's Board of Directors decided to allow exposure to credit risks other than traditional types. However, this is subject to the provision that SEK's conservative credit risk policy is unchanged in order to safeguard SEK's high creditworthiness. SEK's Board of Directors has decided that in certain cases SEK may grant credits for project financing, i.e. credits for which repayment depends entirely on the cash flow generated by the project. A conservative credit risk policy is also applied within this area. The Board has currently restricted the total volume of project financing to Skr 1 billion. At year-end 2002 the volume of such credits outstanding was Skr 153 million (2001:165).

        In order to reduce counterparty risk exposures that may arise from derivative contracts, SEK strives to obtain collateral or mark-to-market agreements from its counterparties before entering into derivative contracts. These agreements oblige SEK's counterparties to provide collateral to SEK in the form of first-class securities and blocked funds. The contracts can also be adjusted if the market values of the contracts exceed set levels or if the counterparty's rating falls below a certain set level. These levels are determined individually and agreed with each counterparty.

        One key aspect of counterparty exposure is duration (See diagram, "Development of Counterparty Risk Exposures related to Long-Term Credits").

        The majority of credits granted by SEK comprise long-term financing which supports Swedish exports. Measured in revenues, the largest Swedish export markets are Western Europe and North America. However, exports to other more or less developed markets are also important. Consequently, there is a financing need for transactions which involve buyers in many different countries with varying credit quality. Since SEK applies a conservative counterparty risk policy and is therefore selective in its acceptance of counterparties, SEK is not dependent on the individual buyers of Swedish goods and services nor on the countries in which they are domiciled. Dependence is instead on the counterparties who have guaranteed the credits, which are often separate from the buyers and have a higher creditworthiness. Counterparty risk exposures are shown in the tables "Total Counterparty Risk Exposures" and "Credits Outstanding".

        A specific type of counterparty risk is known as settlement risk. Settlement risk is the risk of loss if a counterparty who has completed a deal defaults before fulfilling its part of the transaction. Separate settlement limits have been set for certain counterparties. Such limits have been set not only for the traditional types of counterparties, but also for certain smaller institutions. For these smaller institutions, the individual limits may amount to only some ten millions of Swedish kronor.

Market Risks

        A market risk represents the risk of loss that would occur if the value of a contract should change due to changes in market conditions, such as interest rates or exchange rates.

        All individual financial instruments are subject to market risk. A change in the market value of an instrument also changes the counterparty risk of that instrument.

        In principle, the longer the remaining maturity of an instrument, the greater its potential market risk. However, maturity is only one factor that effects market risk. SEK's potential market risk related to individual contracts and counterparties is large since SEK's business is focused on long-term transactions and its lending is denominated in a number of currencies and mostly carries fixed interest rates. However, the majority of these individual market risks are hedged by transactions which offset each other.

        SEK uses sophisticated techniques to manage market risks which are designed to facilitate assessment of these risks. For example, SEK takes effects due to changes in the portfolios into account.

        SEK funds its activities in all major capital markets. Pending on-lending of borrowed funds, which normally have long maturities and fixed interest rates, the funds are swapped into liquid assets at floating interest rates. Later, when credits are granted, these liquid assets are sold and in most cases new swaps are entered into or the swaps are unwound. Since SEK uses complicated techniques and borrowing structures, that may include imbedded options and formulas to determine repayment amounts, SEK is party to a large number of interest-rate related and currency-related contracts as well as equity-related and commodity-related contracts. The capital adequacy table on pages 21 and 22 shows amounts with respect to off-balance sheet contracts at year-end 2002.

        It is worth noting that off-balance sheet contracts with positive values and negative values respectively, are reported on-balance sheet as one component of other assets and other liabilities respectively. See Note 1(q) to the Financial Statements.

Credit Spread Risks

        In line with SEK's efforts to develop its business while still maintaining a good control of risks, a portfolio was established in 2000 for investments with market valuation of credit spreads. The Board of Directors has set a limit for the market risk in credit spreads based on the assumption of an immediate shift in these spreads and where current exposures are divided into different categories depending on the rating and sector of the risk counterparty and the duration of the exposure. The credit spread risk may not exceed Skr 100 million. At year-end 2002 the credit spread risk was Skr 14 million.

Currency Risks

        SEK grants credits in all major currencies and matches these with borrowing in the same currencies. SEK does not take currency risks with the exception of short-term risks resulting from earnings generated by credits and liquid assets in foreign currencies. The Board of Directors has established a limit for currency risks measured as the change in value of foreign currency positions resulting from a 10 percent change in the exchange rate for the Swedish krona. The aggregate currency risk must not exceed Skr 40 million. At year-end 2002, the aggregate currency risk was Skr 10.6 million.

Interest Rate Risks

        SEK takes certain interest rate risks in order to provide competitive, fixed rate credits in all maturities. Since SEK continually grants new credits at varying amounts with different disbursement periods and maturities, it is cost effective for SEK to run books in the various currencies. Consequently, there are varying, although limited, amounts that are exposed to interest rate risk.

        The Board of Directors has established the following limits for interest rate risks:

  •
  Related to shifts in the yield curve in each individual currency;

    —The risk may not exceed the highest value of the risk from a parallel shift in the yield curve, based on the assumption of a one percentage point interest rate change on all maturities,

    —and the risk from a rotation of the yield curve based on the assumption that interest rates change in different directions for different maturities.

  •
  The aggregate interest rate risk related to changes in the yield curve may not exceed the equivalent of Skr 190 million, of which a maximum of Skr 50 million may be attributable to the upcoming twelve-month period.

  •
  Sub-limits are established for the different currencies based on their relative importance to SEK.

  •
  Differences in the interest rate basis for different currencies (basis risk) may not at any time exceed the equivalent of Skr 190 million. These risks are calculated based on internally established standard differentials.

        SEK's interest rate risks related to shifts in the yield curve in the fixed-interest portfolio of committed credits in foreign currency amounted to Skr 80.9 million at year-end, of which Skr 5.1 million was related to 2003. This is based on an assumed shift in interest rates of one percentage point on all maturities. The total period to which the risk is attributable exceeds ten years. The major part of this exposure pertains to USD and EUR.

        The interest rate risk related to changes in the yield curve in Swedish kronor amounted to Skr 38.6 million, of which Skr 24.9 million was related to 2003. This is based on an increase in interest rates of one percentage point. The exposure is related to fixed-interest lending and so on. The assets in which shareholders' funds and untaxed reserves are invested are excluded from the calculation of the above interest rate risks.

        At year-end 2002, SEK's shareholders' funds and untaxed reserves were invested in fixed income assets for a total of Skr 3.8 billion (lending and securities) and SEK's office building, Skr 0.1 billion.

        SEK's policy is to invest equity in medium-term maturities in order to ensure a stable, long-term return on shareholders' funds. The average remaining maturity on the above-named investments, which total Skr 3.9 billion, is approximately three years.

Funding and Liquidity Risks

        A funding and liquidity risk represents the risk of loss that would occur if commitments could not be met due to a deficit in borrowing or liquidity, so-called cash flow mismatches.

        SEK's policy is to fund all lending commitments throughout their duration. This allows SEK to grant new credits whenever needed. Equally, SEK can avoid taking up new borrowing in the capital market over long periods if the terms offered are considered unfavorable. Although SEK's policy means that SEK is never forced to borrow to meet its commitments, SEK has established a large number of long-term as well as short-term borrowing programs all over the world. These programs reduce dependence on individual markets and their liquidity. In addition, SEK also has access to certain back-up credit facilities for its short-term borrowing programs.

        The development over time of SEK's available funds, and of its outstanding and committed credits at year-end 2002 is shown in the diagram "Development over time of SEK's available funds."

Operational Risks

        A legal risk represents the risk of loss that would occur if a transaction could not be completed as planned due to some legal obstacle, such as inaccurate documentation or non-enforceability of certain conditions.

        Legal risks are reduced by involving experienced internal decision makers, in-house and external lawyers, and administrative staff. Knowledge development and a high level of integrity are encouraged among the staff.

        The complexity of the documentation for a transaction usually varies with the complexity of the underlying transaction. However, SEK tries as far as possible to use standardized terms and conditions in all agreements. Strict policies apply in this regard.

        In recent years there has been a trend for major borrowers with their own public borrowing programs based on standard documentation to require the use of such documentation when raising traditional loans. Provided such documentation meets SEK's requirements, SEK is prepared to accept this.

Operations and Systems Risks

        Operations and systems risks represent the risk of loss if human error or fraud should occur or if a system should fail to operate as intended.

        Internal instructions regarding decision-making processes and control procedures are established by the Board of Directors or by the President. Transactions and risks are reported using set forms and by departments other than those carrying out the transactions.

        SEK develops and maintains its own computer systems, but with some maintenance and development agreements with external parties. Strict back-up routines are applied in the IT Department in order to reduce the risk of loss of information. The IT Department also strives to have access to external hardware back-up in the event of damage to SEK's equipment.

Risk Control

        The objective of Risk Control is to further improve the quality and control of all risk reporting to the Board of Directors and to improve control of the conformity and functionality of internal instructions and authorizations. Risk Control works independently from the rest of the organization and functions as an extra level of control over and above other internal control systems. Risk Control works solely with control and supervision.

        The unit reports directly to the President, and in certain cases is obliged to report to the Chairman of the Board and the auditors. Risk Control works in a systematic manner in accordance with a plan adopted by the Board of Directors on a yearly basis.

        The plan also specifies the formats and regularity of reporting to the President, the Board of Directors and the auditors. An overall identification of all types of risks associated with SEK's business is required so that these objectives can be met. The intention is to be able to assess different types of risks, their relative importance, and the quality and accuracy of the routines, measurements and reports used in risk management. The risk areas monitored are primarily counterparty risk and market risk, but SEK also controls legal risk, operational risk, systems risk and to some extent liquidity risk.

        Risk Control also examines and evaluates SEK's organization, routines and internal control. Good internal control means that the business is organized so that it is conducted in compliance with applicable law and regulations and is in accordance with adopted policies and instructions.

        A high level of internal control is maintained by:

  •
  Ongoing updates of instructions and authorizations.

  •
  Ensuring that employees are always familiar with the purpose and content of instructions.

  •
  Internal instructions and authorizations mean that no individual person can handle a transaction alone and that the work performed by one employee is always checked by another employee.

  •
  Systems for handling information and computing risk measurements are well adapted to the company's business activities.

  •
  Operation and maintenance of such systems are secured.

        Risk Control also participates, on its own initiative, in the process of maintaining and developing relevant reports and instructions in order to ensure that these are appropriate, reliable and accurate. This is always carried out in close cooperation with the employees responsible for day-to-day business in order to raise awareness of and understanding for such activities.

        Risk Control is also tasked with examining agreements entered into by SEK, credit and borrowing agreements as well as other types of agreements and commitments. The main purpose of such control is to verify that the agreements are formulated in line with SEK's established policies.

  In everyday financial language, the expressions "exposure(s)" and "risk(s)" are sometimes used synonymsly. More precisely, however, the expression "exposure" refers to the position (of assets/liabilities) that is exposed to a certain type of risk (which can also be called "risk exposure"), while "risk" refers to the risk of loss (quantified as an amount) that the underlying, risk-exposed position generates.

f. Other—Recent Accounting Pronouncements Issued

        A number of new or revised Swedish accounting pronouncements came into effect as from January 1, 2003.

        The Swedish Financial Accounting Standards Council has issued a number of new or revised standards effective 2003 or later:

  RR 22 based on IAS 1 Presentation of Financial Statements
  RR 24 based on IAS 40 Investment Property
  RR 25 based on IAS 14 Segment Reporting
  RR 26 based on IAS 10 Events After the Balance Sheet Date
  RR 27 based on IAS 32 Financial Instruments: Disclosure and Presentation
  RR 28 based on IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, and
  RR 29 based on IAS 19 Employee Benefits.

        All these new or revised standards are effective for fiscal years beginning on or after January 1, 2003 except RR 29, which comes into effect only in 2004.

        None of these new or revised standards is expected to materially affect SEK's financial reports other than to the extent that they increase disclosure requirements.

        RR 22 will, accordingly, require that changes in equity be presented in a basic financial report rather than in the note format. RR 25 is not applicable to the Company. SEK already provides the information required by RR 25 on segments. RR 26 codifies current Swedish accounting practice related to subsequent events and is not expected to affect the Company's financial reports. SEK generally provides the disclosures required by RR 27 on risk management policies, interest rate risk, credit risk and fair value, and about terms, conditions and accounting policies for the various classes of its financial assets, financial liabilities and equity instruments. RR 28 is not expected to affect the Company's financial reporting. Given the character of SEK's pension arrangements, RR 29 is mainly expected to increase disclosure requirements.

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale leaseback accounting for certain lease modifications that have economic effects similar to sale leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94 3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual consolidated financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for consolidated financial statements of interim and annual periods ending after December 31, 2002.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim consolidated financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The adoption of SFAS No. 148 is not expected to have an effect on the Company's consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in consolidated financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The adoption of FIN 46 is not expected to have an impact on the Company's consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The Company's Articles of Association provide that the Board of Directors shall consist of six directors and not more than four deputy directors. The Board of Directors is responsible for the management of the Company. A deputy director does not have the right to vote at meetings of the Board of Directors unless a director is absent and the deputy director has taken his or her place.

        The State, which holds all of the Class A shares, elects four directors and two deputy directors. ABB, which hold all of the Class B shares, elect two directors and two deputy directors. The directors and deputy directors are elected annually. The Government appoints the Chairman of the Board, and the directors elected by the holders of the Class B shares elect a Vice Chairman of the Board of Directors from among the directors. The Board of Directors convenes at least six times a year.

        The directors and deputy directors of the Board are elected at the annual general meeting to serve for the period until the end of the next annual general meeting. The annual general meeting is required to be held not later than June 30 of each year. The members of the Executive Committee are appointed by the Board to serve for a non-fixed period.

        Certain information with respect to the Company's directors, deputy directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this Report.

Board of Directors and Executive Officers

Name	Age*	Position
Björn Wolrath	59	Chairman of the Board and Director
Peter Carlsson	48	Vice Chairman of the Board and Director
Lars Johan Cederlund	61	Director
Bengt Johansson	54	Director
Marianne Nivert	62	Director
Göran Thorstensson	56	Director
Petra Hedengran	38	Deputy Director
Anders Hedenström	57	Deputy Director
Johan Inestam	30	Deputy Director
Per Östensson	43	Deputy Director
Peter Yngwe	45	President
Måns Höglund	51	Executive Director, Corporate & Structured Finance
Jakob Nordin	43	Executive Director, Financial Control
Sven-Olof Söderlund	50	Executive Director, Strategic Analysis & Planning
Per Åkerlind	40	Executive Director, Capital Markets

*
At December 31, 2002

Biographical Details

        Mr. Wolrath was appointed Chairman of the Board and director by the State in September 1998. In 1997 he set up the company Momentum AB in which he is Chairman. From 1981 and until 1997 he was President of Skandia. He is chairman of the Board of Directors of Stiftelsen för Respekt, Telia Pensionsstiftelse, Skattebetalarnas Förening and Com.hem. He is also a director of Rederi AB Gotland and Samhall AB.

        Mr. Carlsson was appointed director by ABB in June 2000. He has been President of ABB Financial Services AB since 1997. Prior to that he was President of ABB Treasury Center (Sweden) AB from 1988. He is chairman of the boards of ABB Treasury Centers Scandinavia and a director of Sirius International Försäkrings AB as well as a number of ABB companies and Södra Cell AB. He is also a director of the Local Executive Forum of ABB Sweden and a member of the Stockholm Chamber of Commerce delegates.

        Mr. Cederlund was appointed director by the State in April 1986 after having served as a deputy director since 1980. He is Director, Senior Advisor of the Ministry of Industry, Employment and Communications and has served in executive capacities at the Ministry during the past six years. He is a director of AB Svensk Bilprovning, Svenska Rymdaktiebolaget, Sveaskog AB and Stattum Holding.

        Mr. Johansson was appointed director by the State in April 2001. He has been Director at the Ministry for Foreign Affairs since September 1999. From 1983 to 1999 he served at the Ministry for Foreign Affairs in Hong Kong, Taipei, Peking and Shanghai.

        Mrs. Nivert was appointed director by the State in June 2000. She was President and CEO of Telia AB from October 2000 until September 2002. Prior to that she had served in various executive capacities at Telia since 1963. She is a director of SSAB, Beijer-Alma AB, Posten AB,

Systembolaget AB, Fjärde AP-fonden, Huddinge Universitetssjukhus AB, Lennart Wallenstam Byggnads AB, Stiftelsen Chalmers Tekniska Högskola, Studieförbundet Näringsliv och Samhälle (SNS) and is a member of Förtroendekommissionen appointed by the Government.

        Mr. Thorstensson was appointed director by ABB in December 2002. He is President and CEO of Sirius International Insurance Corporation, a wholly-owned subsidiary of ABB AB, and has served in executive capacities within that company during the past thirteen years. He is director of Sirius America Insurance Company, New York, Scandinavian Reinsurance Company Limited, Hamilton, Bermuda, International Medical Group, Indianapolis, ABB Insurance Limited, Guernsey and Sirius Rückversicherungs Service GmbH, Hamburg.

        Mrs. Hedengran was appointed deputy director by ABB in June 2000. She is a lawyer presently employed by Advokatfirman Lindahl KB. Prior to that she served as General Counsel, Head of legal department, at ABB Financial Services AB until 1999, and as legal counsel at ABB Financial Services from 1991. Prior to 1991 she served as Judge's Assistant at Stockholm City Court and legal counsel at Gunnar Lindh Lawfirm.

        Mr. Hedenström was appointed deputy director by the State in June 2000 after having served as a director since May 1994 appointed by the then shareholding banks. Since September 2000 he has been Senior Advisor of Rederi AB Soya. Prior to that he has served as President of Rederi AB Soya, Executive Vice President, Deputy Chief Executive Officer at Walleniusrederierna AB, Deputy Group Chief Executive and Chief Operating Officer, Enskilda Corporate Division and in executive capacities at Skandinaviska Enskilda Banken. He is a director of Stockholms Travsällskap and several companies within the Soya-group.

        Mr. Inestam was appointed deputy director by ABB in December 2002. He has been assistant to the Head of Group Function Finance Northern Europe at ABB Norden Holding AB since December 1, 2002. Prior to that he was employed by the Corporate Finance Department at the ABB Head Office in Zürich for 2 1/2 years, and by Business Control at ABB Sweden.

        Mr. Östensson was appointed deputy director by the State in April 2001. He has been Senior Advisor at the Ministry of Finance since 1998. Prior to that he served at Ministry for Foreign Affairs, Allgon Antenn Australia and the Swedish Trade Commission in Sydney.

        Mr. Yngwe has been President since April 1997. Since March 1991 he had been CFO of the Company. From 1988 until then, he served as Treasurer, Treasury and Trading Division of the Company, and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1984.

        Mr. Höglund has been Executive Director, Corporate & Structured Finance since January 2002. Prior to that he served as Head of Private Banking Sweden at Nordea since 2000, Managing Director at Unibank, Sweden Branch since 1999 and before that he served in executive capacities at FöreningsSparbanken/Sparbankernas Bank (Swedbank), Gotabanken, Stockholm, Götabanken, London and Hambros Bank, London.

        Mr. Nordin has been Executive Director, Financial Control since August 2000. Prior to that he served as General Manager and Head of Finance at Postgirot Bank AB since 1994. He is a member of the board of Postens Pensionsstiftelse since 1996.

        Mr. Söderlund has been Executive Director, Strategic Analysis and Planning since December 1999. Prior to that he has been Executive Director of Risk & Credit Management since January 1998 and Controller of the Company since 1988.

        Mr. Åkerlind has been Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets since September 2000 and as Executive Director & Treasurer since April 1997. From 1995 until then he has served as Deputy Treasurer and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1990.

Compensation of Directors and Officers.

        The aggregate direct remuneration of all directors and officers as a group paid or accrued in 2002 was Skr 13.7 million (2001: 9.4), all of which was in the form of salaries and bonuses, in the case of officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Company are covered by various national social service programs to which the Company contributes. The Company also maintains a pension plan with an insurance company to which the Company contributed approximately Skr 4.1 million in 2002 (2001: 2.5) on behalf of all officers as a group.

        The total amount of the pension obligations related to certain key officers, charged to results and reported as an allocation, was Skr 18.2 million at December 31, 2002, compared with Skr 18.4 million at December 31, 2001, and Skr 19.5 million at December 31, 2000.

        The Chairman of the Board received Skr 0.2 million in remuneration in 2002 (2001: 0.2, 2000: 0.1).

        The President's remuneration and other benefits in 2002 totaled Skr 3.2 million (2001: 3.0, 2000: 2.8), of which bonus comprised Skr 0.8 million (2001: 0.6, 2000: 0.4). The bonus is related to targets in the Company's business plan approved by the Board of Directors. He is entitled to annual pension benefits upon retirement at age 60 equal to 75 percent of his terminal pay up to 65 years after which it reduces. Such commitments are covered by insurance.

        Remuneration to other key executive officers of the company in 2002 totaled Skr 8.6 million, of which Skr 1.3 million represented bonuses. The bonuses relate to individual set targets and targets defined in the Company's business plan. Certain key executive officers of the Company (including those listed above) have employment contracts providing, in the event such contract is terminated by the Company, certain compensation during the subsequent two-year period subject to deduction for any salary received in new employment. None of the Directors have contracts with the Company providing for benefits upon termination of service.

        See also Note 10 to the Consolidated Financial Statements.

Certain Committees

        The Board of Directors currently does not have an audit committee or a remuneration committee. So long as the Company's Preferred Capital Securities are listed on the New York Stock Exchange, the Company will be required by the Sarbanes-Oxley Act of 2002 and the regulations thereunder to establish an audit committee by July 2005.

Employee Relations

        During the year, the number of employees averaged 113 (2001: 98, 2000: 85), of which 54 (2001: 45 and 2000: 38) were female and 59 (2001: 53, 2000: 47) were male. The number of employees is small in relation to the volume of lending because the administration and documentation of credits is normally handled by the banks participating in the transactions. The Company has not experienced any strike or labor dispute and considers its employee relations to be good.

Item 7.    Major Shareholders and Related Party Transactions

        Under its Articles of Association, the shares of the Company are divided into Class A and Class B shares, each class having equal voting rights except that the Articles of Association give the holder of the Class A shares the right to elect four directors and the holders of Class B shares the right to elect two directors. The State owns all of the Class A shares, and ABB owns all of the Class B shares. Under the Articles of Association, holders of shares of the Company have a right of pre-emption in the event of a transfer of shares of the Company to a person who is not previously a holder of shares of the same class in the Company.

        The following table sets forth the current share ownership of the Company:

	Ownership	Number of shares
Kingdom of Sweden	Appr. 64.65%	640,000	Class A Shares
ABB Structured Finance Investment AB	Appr. 35.35%	350,000	Class B Shares

	100.00%	990,000	Shares

        The current share ownership has been in place since June 2000. Prior to that date, the State contributed 50 percent of the Company's voting shares, with the other 50 percent held by major commercial banks in Sweden. ABB has announced its intention to sell its interest in SEK. See Item 4. "Information on the Company—General".

Transactions with Shareholders

        The Swedish State owns approximately 65 percent of the Company's share capital. At December 31, 2002, the Company owned interest bearing securities issued by the State and entities partially or wholly controlled by the State totaling Skr 2,331.6 million. By means of direct guarantees extended by the National Debt Office and by EKN, carrying by the full faith and credit of Sweden, 29 percent of the Company's outstanding loans at December 31, 2002 were supported by the State. In addition, under the S-system the difference between interest revenues, net commission revenues and any foreign exchange gains related to lending, on the one hand, and interest expenses related to borrowing, all financing costs, any foreign exchange losses, and compensation paid to SEK for handling the S-system, on the other hand, are reimbursed by the State.

        The remaining 35 percent of the share capital of the Company is controlled by ABB. In the ordinary course of its export financing business, the Company extends credits to or through, and borrows money from, and engages in currency and interest rate swap transactions with members of the ABB Group. Such transactions are negotiated on an arm's-length basis and entered into on commercial terms that the Company believes are non-preferential. ABB also acts as a guarantor for credits to an amount less than 1 percent of the total credits outstanding.

        The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State, as well as with members of the ABB Group. The Company also extends export loans (in the form of direct or pass-through loans) to entities related to the State and to members of the ABB Group. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

        The aggregate amount of loans to ABB Group members outstanding as of December 31, 2002, was EUR 23.6 million, and the largest aggregate amount of loans to the members of the ABB Group outstanding at any time during the year 2002 was EUR 35.8 million. The weighted average interest rate on loans to ABB Group members outstanding as of December 31, 2002 was approximately 3.5 percent. These loans relate to refinancing of lease transactions.

        See also Note 32 to the Notes to the Consolidated Financial Statements.

Item 8.    Financial Information

Legal Proceedings

        There are no material pending or, to the Company's knowledge, threatened legal proceedings to which the Company is or would be a party or to which any of its property is or would be subject.

Dividend Policy

        SEK's policy in paying dividends on its share capital is to strive to provide its shareholders with a competitive long-term return on equity consistent with maintaining a capital adequacy ratio that is well above the minimum required by law. In respect of fiscal year 2002 the Board of Directors has proposed that 67 percent of consolidated net income should be paid by the Company during 2003. In respect of fiscal years 2001 and 2000, the Company has paid dividends that represented 67 percent of its consolidated net income for those years.

Item 9.    The Offer and Listing

Nature of Trading Market

        The Company's 7.375% Exchangeable Preferred Capital Securities, which were issued on September 1, 1993, and Exchangeable Preferred Capital Securities, Series B, which were issued on December 5, 1997 (collectively, the "Preferred Capital Securities") are listed on the New York Stock Exchange. All of the Preferred Capital Securities are in registered form and are held by one U.S. record holder.

        Set forth below for each series of Preferred Capital Securities are the annual high and low market prices for each of the last five years, the high and low market prices for each full financial quarter since January 2001 and the high and low market prices for each of the last six months:

7.375% Exchangeable Preferred Capital Securities

	High	Low
1998	26.75	24.59
1999	26.56	20.63
2000	23.75	19.00
2001	25.94	23.63
2002	26.25	24.62
January through March 2001	23.25	23.75
April through June 2001	25.16	24.63
July through September 2001	25.59	24.30
October through December 2001	25.63	24.91
January through March 2002	25.93	24.90
April through June 2002	25.75	24.62
July through September 2002	25.90	25.18
October through December 2002	26.25	25.22
January through March 2003	25.95	25.12
October 2002	26.25	25.60
November 2002	25.90	25.20
December 2002	25.60	25.23
January 2003	25.82	25.40
February 2003	25.85	25.25
March 2003	25.95	25.12

Exchangeable Preferred Capital Securities, Series B

	High	Low
1998	26.13	25.63
1999	26.38	20.75
2000	23.25	19.31
2001	25.16	23.13
2002	25.43	24.52
January through March 2001	25.48	23.38
April through June 2001	24.84	24.25
July through September 2001	25.00	24.41
October through December 2001	25.16	24.50
January through March 2002	25.32	24.70
April through June 2002	25.05	24.52
July through September 2002	25.30	24.82
October through December 2002	25.43	24.91
January through March 2003	25.70	25.07
October 2002	25.33	25.05
November 2002	25.43	24.91
December 2002	25.30	25.00
January 2003	25.70	25.14
February 2003	25.70	25.14
March 2003	25.62	25.07

Item 10.    Additional Information

Exchange Controls and Other Limitations Affecting Security Holders

        No approvals are necessary under Swedish law to enable the Company, at the times and in the manner provided in the Company's debt securities, preferred capital securities and warrants and the indentures, warrant agreements or other instruments pursuant to which such securities have been issued, to acquire and transfer out of Sweden all the amounts necessary to pay in full the principal of and/or interest or settlement amount on such securities, and any additional amounts payable with respect thereto, and no external approval would be required for any form of prepayment of such securities.

        Under Swedish law and the Company's Articles of Association, there are no limitations on the right of non-resident or foreign owners to hold the Preferred Capital Securities.

Memorandum and Articles of Association

        Set forth below is a brief summary of certain significant provisions of the Company's Articles of Association and Swedish law. This description does not purport to be complete and is qualified by reference to the Articles of Association, which have been filed as an exhibit to this Annual Report.

Registration

        The Company's registry number with the Swedish Company Registry (Sw. bolagsregistret) held by the National Patent and Registrations Office (Sw. Patent- och registreringsverket) is 556084-0315.

        The Company is a credit market company and as such under the supervision of the Financial Supervisory Authority (Sw. Finansinspektionen).

Purpose

        Under Article 2 of the Articles of Association, the Company's objective is to engage in financing activities in accordance with the Financing Business Act (1992:1610) and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. SEK's financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) holding of and conduct of trading in securities.

Certain Powers of Directors

        Under the Swedish Companies Act (Sw. Aktiebolagslagen) (1975:1385), the board of directors is ultimately responsible for the Company's organization and the management of its affairs.

        A resolution of the board of directors requires the approval of a majority of the members of the board. However, the board of directors may delegate the authority to borrow and lend funds on behalf of the Company to the managing director/CEO or another employee, acting singly or jointly, provided that such financing transaction does not implicate the fundamental policy of the Company or otherwise is of great significance to the Company. There are no requirements on any member of the Board of Directors to own shares in the Company or to retire at a certain age.

        Although the Articles of Association do not address voting by directors on matters in which they are interested, under the Companies Act, a director may not take part in the following:

  •
  agreements between a director and the Company;

  •
  agreements between the Company and third parties, where a director has a material interest in the matter that may conflict with the interests of the Company; or

  •
  agreements between the Company and a legal entity that the director himself, or together with someone else, may represent, where the director, directly or indirectly owns all of the shares in the company as issue or where the legal entity contracting with the company is within the same group of companies.

        Under the Companies Act, the Company may not lend funds to shareholders or the directors.

        Under Swedish law, the managing director and at least half of the board members must be resident in a European Economic Area country unless exempted by the Swedish Patent and Registration Office. Under Swedish law, a director's term of office may not be more than four years, but is normally one year. A director may, however, serve any number of consecutive terms. Directors elected at the general meeting of the shareholders may be removed from office by a general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Company's Articles of Association, one director is elected chairman of the board by resolution of the board (unless elected by the shareholders) at the first meeting following its appointment.

Description of the Shares

        The share capital of the Company shall be not less than Skr 700 million and not more than Skr 2,800 million. Shares may be issued in two Classes, Class A and Class B, respectively. Holders of Class A and Class B shares have a preferential right to subscribe for new shares of their respective Class in proportion to the number of shares of the same Class previously held by the shareholder. Further, all shareholders have a preferential right to subscribe for any shares remaining in any Class of shares as a result of one or more shareholders not having exercised their respective preferential right in whole or in part. No shareholder is obliged to make additional capital contributions in the Company solely as a result of it being a shareholder.

        Shareholder's rights may only be changed by a majority (and in certain cases a qualified majority) of the shares represented at a general meeting of the shareholders. However, all resolutions passed by a general meeting of the shareholders are subject to mandatory provisions of Swedish law, for practical purposes primarily the Swedish Companies Act. In particular, there are rules protecting minority shareholders and there is a general principle that all shares and shareholders shall be treated equally. Further, the Articles of Association of the Company may not be amended without the approval of the Swedish Government.

Annual General Meeting

        The Annual General Meeting is held once a year within 6 months after the end of the preceding fiscal year. Holders of Class A and Class B shares alternate in electing the Chairman of each Annual General Meeting. Each person entitled to vote at the Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of foreigners to own shares or vote their shares at the Annual General Meeting.

        Swedish law provides that, in matters other than elections, resolutions are passed by a simple majority of the votes cast, except in certain circumstances provided by law, including:

  •
  a resolution to amend the Articles of Association requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;

  •
  a resolution to amend the Articles of Association that reduces any existing shareholder's rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present or represented at the meeting and representing at least nine-tenths of all shares issued; and

  •
  a resolution to amend the Articles of Association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting, or requiring a company to retain a larger amount of the net profit than required by the Companies Act, or amending shareholders' rights in a winding-up of the Company, normally requires the approval of shareholders representing at least two- thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

        In elections, the person receiving the most votes is deemed to have been elected.

Taxation

Sweden

        Article 11 of the Sweden and United States tax treaty signed September 1, 1994, which came into force on January 1, 1996, provides that interest on debt-claims of every kind arising in a contracting state, which is derived and beneficially owned by a resident of the other contracting state, not having a permanent establishment or a fixed base in the first mentioned state, shall be taxable only in that other state.

        Under the aforementioned treaty, as well as Swedish law and regulations as currently in effect, no deduction or withholding in respect of any withholding taxes, levies, imposts and charges imposed by or for the account of Sweden or any political subdivision thereof or taxing authority therein would be applicable to any interest paid by SEK on the Preferred Capital Securities.

        In the event the Company exercises its option to exchange Preferred Capital Securities for preference shares (for which changes in Swedish legislation and the Company's Articles of Association would be required), dividends on the preference shares paid to non-Swedish persons would be subject to Swedish withholding tax at the statutory rate, currently 30 percent, or a lower treaty rate, if applicable. Under the aforementioned Sweden-United States treaty the rate for eligible holders is reduced to 15 percent.

United States

        The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of Preferred Capital Securities or, if the Company exercises its exchange option, preference shares ("Preference Shares") that is an individual resident or citizen of the United States, a corporation created or organized under the laws of the United States or any State thereof or that otherwise is subject to United States federal income taxation on a net income basis in respect of a Security (a "United States holder"). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with United States holders that will hold Preferred Capital Securities or Preference Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold Preferred Capital Securities or Preference Shares as part of an integrated investment (including a "straddle") comprising a Preferred Capital Security or Preference Share and one or more other positions, or persons that have a "functional currency" other than the U.S. dollar.

        Investors should consult their own tax advisors in determining the tax consequences to them of holding Preferred Capital Securities or Preference Shares, including the application to their particular situation of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

        For purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the U.S.-Sweden income tax convention, owners of American Depositary Shares ("ADSs") representing Preference Shares will be treated as the owners of preference shares represented by those ADSs.

        General.    Although no authority exists that addresses instruments having terms analogous to those of the Preferred Capital Securities, the Preferred Capital Securities should be treated as equity of the Company for United States federal income tax purposes. The Company intends to treat the Preferred Capital Securities as equity for U.S. federal income tax purposes, and the following discussion assumes that such treatment will be respected by the Internal Revenue Service ("IRS"). Accordingly, subject to the application of the "passive foreign investment company" rules discussed below, payments made on the Preferred Capital Securities, as well as on the Preference Shares, will be treated as dividends for United States federal income tax purposes to the extent paid out of the Company's current or accumulated earnings and profits. These dividends will be treated as foreign source income for U.S. foreign tax credit purposes and will not be eligible for the dividends received deduction generally allowed to corporations. Thus, the Swedish withholding tax on Preference Shares will be eligible for credit or, at the United States holder's election, deduction, subject to generally applicable limitations.

        United States holders of Preferred Capital Securities or Preference Shares also will be subject to United States federal income tax with respect to any gain recognized on the sale, exchange, redemption or other disposition of Preferred Capital Securities or Preference Shares. Subject to the "passive foreign investment company" rules discussed below, such gain will be capital gain if a United States holder holds the Preferred Capital Securities or Preference Shares as a capital asset, and will be long-term capital gain if the Preferred Capital Securities or Preference Shares, as the case may be, were held for more than one year. Gain realized by a United States holder on the sale, exchange, redemption or other disposition of Preferred Capital Securities or Preference Shares generally will be treated as U.S. source income.

        The exchange by a United States holder of Preferred Capital Securities for Preference Shares pursuant to the Company's exercise of its exchange option generally will not be a taxable event for U.S. federal income tax purposes. A United States holder's basis in the Preference Shares received in the exchange generally will be the same as the holder's basis in the Preferred Capital Securities surrendered in the exchange and its holding period for the Preference Shares received in the exchange generally will include the holding period for the Preferred Capital Securities exchanged therefor.

        Passive Foreign Investment Company Status.    It is expected that the Company will be a "passive foreign investment company" ("PFIC") within the meaning of the Code. However, as explained below, because the Preferred Capital Securities and Preference Shares provide for a fixed return and are not common (or participating) stock, United States holders that make a QEF election (as defined below) should not be adversely affected by the application of the PFIC rules to the Preferred Capital Securities and the Preference Shares.

        If a United States holder elects to have the Company treated, with respect to such United States holder, as a "qualified electing fund" (hereinafter referred to as a "QEF election"), the electing United States holder would be required to include annually in gross income that United States holder's pro rata share of the Company's ordinary earnings. This amount generally should be the amount the United States holder would have received if all required distributions on the Preferred Capital Securities or Preference Shares for the taxable year were made. A United States holder that has made a QEF election and that sells Preferred Capital Securities or Preference Shares between dividend payment dates will be required to include in gross income its proportionate share of such earnings through the time of sale even though such shareholder will not receive the next dividend. Such shareholder will, however, increase its basis for the amount required to be included in income. Any amounts distributed by the Company out of earnings previously included in the income of a United States holder under the qualified electing fund rules generally would not be treated as a taxable dividend for United States federal income tax purposes. The Company intends to comply with all reporting requirements necessary for a United States holder to make a QEF election and will provide to registered holders of Preferred Capital Securities or Preference Shares that are United States holders such information as may be required to make such a QEF election effective. For any year that the Company is a PFIC, each United States holder who beneficially owns Preferred Capital Securities or Preference Shares during such year (regardless of whether or not it makes a QEF election) must file IRS Form 8621.

        If a United States holder that holds Preferred Capital Securities or Preference Shares does not make a QEF election, that United States holder will be subject to special rules with respect to (i) any "excess distribution" by the Company to the United States holder (generally, any distributions received by the United States holder on the Preferred Capital Securities or Preference Shares in a taxable year that are greater than 125 percent of the average annual distributions received by the United States holder in the three preceding taxable years, or the United States holder's holding period for the Preferred Capital Securities or Preference Shares, if shorter) and (ii) any gain realized on the sale or other disposition of the Preferred Capital Securities or Preference Shares. Under these rules (hereinafter referred to as the "interest charge rules"), (i) the excess distribution or gain would be allocated ratably over the United States holder's holding period for the Preferred Capital Securities or Preference Shares, (ii) the amount allocated to the current taxable year would be treated as ordinary income, and (iii) the amount allocated to each prior year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a United States holder that uses Preferred Capital Securities or Preference Shares as security for a loan will be treated as having disposed of such Preferred Capital Securities or Preference Shares.

        Because the Preferred Capital Securities or Preference Shares provide for dividends at a fixed rate, an "excess distribution" would be unlikely to occur unless dividends on the Preferred Capital Securities or Preference Shares were suspended during all or a portion of a taxable year and resumed in a subsequent taxable year. In addition, because the Preferred Capital Securities or Preference Shares provide for fixed dividends, it is unlikely that a United States holder would recognize gain on the sale or other disposition of Preferred Capital Securities or Preference Shares unless there was a decline in prevailing rates on comparable securities. In any event, a United States holder can avoid the consequence of the interest charge rules by making a QEF election.

        Holders of "marketable stock" in a company that is a PFIC also may be able to avoid the interest charge rules by making an election to be taxed currently on a mark-to-market basis on annual increases or decreases in the market value of such stock. United States holders may wish to consult with their tax advisors as to the availability and desirability of making such a mark-to-market election.

        State and Local Taxes.    United States holders may be liable for state and local taxes on income or gain with respect to the Preferred Capital Securities or Preference Shares. Prospective investors are advised to consult with their own tax advisors concerning the state, local and any other tax consequences of the purchase, ownership and disposition of Preferred Capital Securities or Preference Shares.

        Information Reporting and Backup Withholding.    Dividends and payments of the proceeds on a sale of Preferred Capital Securities or ADSs representing Preference Shares, paid within the United States or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

Documents on Display

        The Company files reports and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC's public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. Some of the Company's filings are also available on the SEC's website at http;//www.sec.gov.

Item 11.    Quantitative and Qualitative Information About Market Risk

(a)
Quantitative Information

        Quantitative information about market risk inherent in derivative financial instruments, other financial instruments, and derivative commodity instruments

			As of December 31,
			2002	2001
			(In millions of Skr)
Trading	a)	Interest Rate Risk	—	—
		Swedish kronor	—	—
		Other currencies	—	—
	b)	Foreign Currency Exchange Risk	—	—
	c)	Commodity Price Risk	—	—
	d)	Other Relevant Market Risk	—	—
Other Than Trading	a)	Interest Rate Risk	—	—
		Swedish kronor	39	43
		Other currencies	81	51
	b)	Foreign Currency Exchange Risk	11	24
	c)	Commodity Price Risk	—	—
	d)	Other Relevant Market Risk	14	11

Definitions

General Method

        The method that has been chosen for representing market risk in derivative financial instruments is a sensitivity analysis expressing the potential loss in fair values from selected hypothetical changes in market rates and prices. The changes are chosen as to reflect reasonably possible—near-term—changes in those rates and prices. The changes are not less than ten percent of end of period market rates or prices.

Interest Rate Risk

        The risk is defined as the higher of (i) the parallel-shift interest rate-change risk, calculated based on the assumption of a one-percentage point interest rate-change at all maturities, and (ii) the twist/directional interest rate-change risk, calculated based on the assumption of changes of the interest-rates in different directions at different maturities. Interest rate risk is calculated for items reported on or off balance sheet.

Foreign Currency Exchange Risk

        Foreign currency exchange risk is defined as the change in fair values for items reported, on or off balance sheet, which would be the result of a change in the value of the Swedish krona by ten percent.

Instruments included in the calculation

        All relevant instruments that have inherit market risk have been included in the calculation. This include derivative financial instruments, other financial instruments and derivative commodity instruments to the extent such instruments are not derivative financial instruments.

(b)
Qualitative Information

        SEK funds its activities primarily by public issues and private placements in the international capital markets. The majority of the financing is obtained at fixed interest rates. SEK's funding makes use of traditional structures as well as more complicated structures, many of which are tailored to suit the needs of the investors.

        In connection with its borrowing, lending, and placement of liquidity, SEK uses a variety of financial instruments, such as interest rate swaps, currency swaps, futures, and options. These instruments are used mainly to hedge or reduce exposures.

        With regard to market risk exposures, see Item 5. "Operating and Financial Review and Prospects—Risk Management—Market Risks".

Item 12.    Description of Securities Other than Equities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the President and the Executive Director, Financial Control, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the President and the Executive Director, Financial Control concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions have been taken.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The Company's consolidated and parent company financial statements for the fiscal year ended December 31, 2002, prepared in accordance with Item 18 of Form 20-F, begin on page F-1 of this Report.

Consolidated Financial Statements

Independent Auditors' Report	F-1
Consolidated and Parent Company Statements of Income	F-2
Statement of Income of the S-system	F-2
Consolidated and Parent Company Balance Sheets	F-3
Consolidated and Parent Company Statements of Cash Flows	F-4
Notes to the Consolidated Financial Statements	F-5

Item 19. Exhibits

Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on January 22, 2001, file no. 1-8382).
2.1
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
7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles
7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles
8.1	Significant subsidiaries as of the end of the year covered by this report is AB SEKTIONEN and AB SEK Securities. See also Item 4 and Introductory Note to Consolidated Financial Statements.
10.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Consent of the Independent Auditors.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AB Svensk Exportkredit:

        We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2002 and 2001, and the related consolidated and parent company statements of income and of cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the respective financial position of the Company at December 31, 2002 and 2001, and the respective results of operations and of cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations for each of the years in the three-year period ended December 31, 2002 and consolidated shareholders' funds as of December 31, 2002 and 2001, to the extent summarized in Note 33 to the consolidated financial statements. As more fully described in Note 33 to the consolidated financial statements, the originally reported amount of net income for the year ended December 31, 2001 under U.S GAAP has been restated.

KPMG

By	/s/ Anders Linér Anders Linér Authorized Public Accountant

Stockholm, Sweden
February 20, 2003 except Note 32 and
Note 33 which are as of March 31, 2003

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF INCOME

SEK (exclusive of the S-system)	2002		2001		2000
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
	(Skr m)
Interest revenues	4,838.4	4,843.8	6,911.7	6,917.5	7,347.1	7,353.1
Interest expenses	-4,040.2	-4,040.2	-6,081.0	-6,081.2	-6,451.6	-6,452.1

Net interest revenues (Notes 4, 5)	798.2	803.6	830.7	836.3	895.5	901.0
Commissions earned (Note 6)	18.5	14.0	12.8	12.8	1.5	1.5
Commissions incurred (Note 6)	-6.5	-6.5	-7.7	-7.7	-6.6	-6.6
Remuneration from the S-system	33.0	33.0	36.7	36.7	36.7	36.7
Net results of financial transactions (Notes 7, 8)	-0.7	-0.7	6.0	6.0	18.6	18.6
Other operating income (Note 9)	0.9	1.8	8.2	8.1	16.8	16.8
Administrative expenses (Note 10)	-166.4	-170.4	-150.7	-157.0	-125.7	-132.0
Depreciations of non-financial assets (Notes 11, 12, 13)	-7.5	-5.4	-6.3	-4.2	-5.6	-3.4
Other operating expenses (Note 9)	-5.1	-4.3	-0.7	0.0	-1.3	-0.7

Operating profit	664.4	665.1	729.0	731.0	829.9	831.9
Changes in untaxed reserves (Note 15)	n.a.	15.0	n.a.	19.3	n.a.	157.4
Taxes (Note 16)	-184.7	-188.5	-188.3	-193.7	-228.1	-272.2

NET PROFIT FOR THE YEAR	479.7	491.6	540.7	556.6	601.8	717.1

The above income statements do not include the S-system,
the results of which are shown below.

S-system

	2002	2001	2000
	(Skr m)
Interest revenues	592.5	622.7	584.9
Interest expenses	-786.4	-853.3	-919.0

Net interest expenses (Notes 4, 5)	-193.9	-230.6	-334.1
Remuneration to SEK	-33.0	-36.7	-36.7
Foreign exchange effects (Note 7)	2.6	-12.9	-7.8
Reimbursement from the State	224.3	280.2	378.6

Net	0.0	0.0	0.0

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2002			December 31, 2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
	(Skr m)
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 18)	6,008.5	6,008.5	75.3	17,599.1	17,599.1	73.4
Of which current assets	(5,031.2)	(5,031.2)	(75.3)	(16,510.3)	(16,510.3)	(73.4)
Of which fixed assets	(977.3)	(977.3)	—	(1,088.8)	(1,088.8)	—
Credits to credit institutions (Note 17)	12,984.7	12,973.6	6,537.5	15,361.8	15,361.7	8,480.8
Credits to the public (Note 17)	26,048.2	26,048.2	4,964.2	30,149.2	30,149.2	7,001.5
Other interest-bearing securities (Note 18)	79,393.7	79,393.7	—	75,819.5	75,819.5	—
Of which current assets	(49,001.9)	(49,001.9)	—	(47,479.0)	(47,479.0)	—
Of which fixed assets	(30,391.8)	(30,391.8)	—	(28,340.5)	(28,340.5)	—
Of which credits	(29,912.1)	(29,912.1)	—	(28,074.2)	(28,074.2)	—
Shares in subsidiaries (Note 19)	n.a.	113.5	—	n.a.	103.6	—
Non-financial assets (Note 11, 12, 13)	178.0	59.8	—	139.3	18.9	—
Other assets (Note 20)	4,526.0	4,593.6	160.9	6,498.1	6,537.3	190.2
Prepaid expenses and accrued revenues (Note 21)	3,399.4	3,399.2	139.9	3,973.8	3,973.8	232.9

Total assets	132,538.5	132,590.1	11,877.8	149,540.8	149,563.1	15,978.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions (Note 22)	611.9	611.9	8.6	1,510.6	1,510.6	12.5
Borrowing from the public (Note 22)	33.4	33.4	0.0	92.9	92.9	0.0
Senior securities issued (Note 22)	111,968.3	111,968.3	3,170.1	121,697.5	121,697.5	5,158.6
Other liabilities (Note 23)	10,547.8	10,578.3	65.0	13,887.4	13,889.6	292.5
Lending/(borrowing) between SEK and the S-system	—	—	8,393.0	—	—	10,186.4
Accrued expenses and prepaid revenues (Note 24)	2,988.8	2,988.4	241.1	3,565.6	3,565.3	328.8
Allocations (Note 25)	399.0	18.2	—	403.4	18.4	—
Subordinated securities issued (Note 26)	2,224.6	2,224.6	—	4,738.0	4,738.0	—

Total liabilities and allocations	128,773.8	128,423.1	11,877.8	145,895.4	145,512.3	15,978.8
Untaxed reserves (Note 15)	n.a.	1,360.0	—	n.a.	1,375.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,132.7	140.0	—	1,129.9	140.0	—

Total non-distributable capital	2,122.7	1,130.0	—	2,119.9	1,130.0	—
Profit carried forward	1,162.3	1,185.4	—	984.8	989.2	—
Net profit for the year	479.7	491.6	—	540.7	556.6	—

Total distributable capital	1,642.0	1,677.0	—	1,525.5	1,545.8	—

Total shareholders' funds (Note 27)	3,764.7	2,807.0	—	3,645.4	2,675.8	—

Total liabilities, allocations and shareholders' funds	132,538.5	132,590.1	11,877.8	149,540.8	149,563.1	15,978.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities (Note 1 (l)).
Subject to lending	329.6	329.6	—	109.4	109.4	—
CONTINGENT LIABILITIES (Note 28).	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits (Note 28)	11,848.6	11,848.6	10,124.1	16,443.9	16,443.9	12,087.6

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002		2001		2000
(A)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
	(Skr m)
Cash flows from operating activities
Net profit for the year	479.7	491.6	540.7	556.6	601.8	717.1
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	-15.0	n.a.	-19.3	n.a.	-157.4
Increase(+)/decrease(-) in deferred taxes	-4.2	0.0	-10.5	-5.1	-44.1	n.a.
Depreciations	7.5	5.4	6.3	4.2	5.6	3.4
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	574.6	574.6	531.0	531.0	-102.3	-102.3
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	-576.9	-577.0	-944.1	-943.7	286.5	286.4
Decrease(+)/increase(-) in derivative instruments with positive or negative values	-1,691.5	-1,691.5	-188.6	-188.6	11,078.1	11,078.1
Other changes—net	323.7	323.7	-1,589.0	-1,725.1	-283.0	-278.1
Disbursements of credits (B)	-7,896.4	-7,896.4	-17,576.0	-17,576.0	-7,759.8	-7,759.8
Repayments of credits, including effects of currency translations	14,598.7	14,598.6	17,562.7	17,562.8	3,567.2	3,567.2
Net increase(-)/decrease(+) in bonds and securities held (C)	8,016.4	8,016.5	17,517.9	17,517.9	-21,887.7	-21,887.7
Other changes related to credits—net (B)	-224.2	-213.1	2,169.5	2,169.5	150.6	150.6

Net cash (used in)/provided by operating activities	13,607.4	13,617.4	18,019.9	17,884.2	-14,387.1	-14,382.5

Cash flows from investing activities
Capital expenditures	-46.2	-56.2	-5.0	-5.1	-6.5	-6.5

Net cash (used in)/provided by investing activities	-46.2	-56.2	-5.0	-5.1	-6.5	-6.5

Cash flows from financing activities

Net decrease (-)/increase (+) in originally short-term debt	5,968.8	5,968.8	-41,809.8	-41,809.8	21,777.3	21,777.3
Proceeds from issuance of long-term senior debt	44,926.5	44,926.5	37,957.0	37,957.0	18,416.5	18,416.5
Proceeds from issuance of long-term subordinated debt	—	—	—	—	442.9	442.9
Repayments of long-term senior subordinated debt	-2,513.4	-2,513.4	—	—	—	—
Repayments of long-term senior debt, including effects of currency translations on all debt	-67,592.3	-67,592.3	-11,655.7	-11,519.9	-25,912.8	-25,917.4
Dividend paid	-360.4	-360.4	-401.0	-401.0	-1,725.1	-1,725.1
Own long-term debt repurchased, net change	6,009.6	6,009.6	-2,105.4	-2,105.4	1,394.8	1,394.8

Net cash (used in)/provided by financing activities	-13,561.2	-13,561.2	-18,014.9	-17,879.1	14,393.6	14,389.0

Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period (B)	0.0	0.0	0.0	0.0	0.0	0.0

(A)
The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation number 7—Accounting Recommendation for Cash Flows.
(B)
Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes—net. The amount of deposits with banks at December 31, 2002 was Skr 375.5 million (151.5).
Such amounts are not included in the amounts of Cash in hand on the balance sheet.
(C)
Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        All amounts are in Skr million, unless otherwise indicated.

Swedish Financial Supervisory Authority's regulations regarding Annual Reports

        This annual report has been prepared in compliance with regulations of the Swedish Financial Supervisory Authority regarding annual reports for Credit Institutions and Securities Companies and the Swedish Financial Accounting Standards Council's recommendations.

Introductory Note

The Parent Company compared with the Consolidated Group

        AB Svensk Exportkredit ("the Company") reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

        The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly owned subsidiaries AB SEKTIONEN and AB SEK Securities (the "Subsidiaries). AB SEKTIONEN's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securites company under the supervision of the Swedish Financial Supervisory Authority. AB SEK Securities was established during 2002.

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

        The regulations include, among other things, specific rules for "hedge accounting". Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same. Hedge accounting also has been applied in prior years.

The following accounting policies have been applied:

          (a)  Consolidation. The consolidated financial statements have been drawn up based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiaries and the equity of the Subsidiaries, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by the AB SEKTIONEN and is consolidated accordingly. Thus, the Consolidated Balance Sheet principally reflects the same situation as would have been the case if the Parent Company had directly owned the building. All intercompany accounts and transactions have been eliminated in consolidation.

          No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by

  (i) an after-tax portion, reported as one component of non-distributable reserves, and (ii) a portion representing deferred taxes, reported as one component of "allocations". Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

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

          (d)  Accrual basis accounting. The SEK-group applies the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also Note 1(b)).

          (e)  Payment or business day reporting. The reporting on the balance sheet is based on business transaction days, however, in the case of credits and debt, on payment days.

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

          Securities in the Trading Portfolio ("trading account securities" or "Trading Securities"), as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

          Realized gains and losses in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions.

          Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

          The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) "Treasuries, etc., eligible for refinancing with central banks", and (ii) "Other interest-bearing securities". Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, in SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term "Treasuries/government bonds". All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to "Treasuries/government bonds" and to "Other interest-bearing securities".

          (k)  Deposits. Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

          (l)    Repurchase agreements and bond lending. Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties will—although not formally representing collateral—be reported under the heading "Collateral Provided".

          (m)  Past-due credits and problematic credits. Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Problematic credits are doubtful credits (or other assets), and restructured credits (or other assets). Doubtful credits (or other assets) are credits (or other assets) that are past due or where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

          (n)  Provisions for probable credit losses. Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and the existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2002, 2001 nor 2000. There has been no need to make any provision in groups for individually valued claims.

          (o)  Depreciation. Office equipment is depreciated "according to plan" by 20 percent per annum of acquisition cost. Buildings and building equipment are depreciated at the highest amounts allowable for tax purposes. Further, additional non tax-deductible depreciations are made on the consolidated acquisition cost of the building held by AB SEKTIONEN, such that the annual consolidated depreciation on that building is 1.5 percent of the acquisition cost. Intangible assets consisting of computer systems and software are depreciated by 20 percent per annum, which represents the estimated useful life, from the point in time when the new systems will be used in production.

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

          (q)  Derivative instruments. In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, exclusively for the purpose of hedging or eliminating SEK's interest-rate and currency-exchange-rate exposures.

          Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

          Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of "other assets" or "other liabilities", as the case may be. The amounts included in "other assets" or "other liabilities", related to such instruments, only reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

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

          See information regarding additional contractual pensions obligations, Note 10.

          (s)  Intangible assets. The Swedish Financial Accounting Standards Council's recommendation number 15, Intangible Assets, has been applied from the financial year 2002 regarding the capitalized part of the investment in the IT-system in progress. Such recommendation has earlier not been applicable for SEK. The basis for capitalization is external direct costs of materials, services utilized in developing or obtaining internal-use computer software, and pay-roll related costs for employees directly associated with an internal-use computer software project.

          (t)  Income tax. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

          (u)  Certain references. In certain cases, references are made in the "Notes to the Consolidated Financial Statements" to information included in item 5.e "Operating and Financial Review and Prospects—Risk Management" including subsections "Credit or Counterparty Risks", "Market Risks" and "Funding and Liquidity Risks", and in item 5.d "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy" elsewhere in this report. Such information shall be deemed to be included herein by reference.

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

        The relevant exchange rates for the currencies representing the largest portions of SEK's in the balance sheet reported net assets and liabilities were the following (expressed in Swedish kronor per unit of each foreign currency):

	2002		2001		2000
Currency	Exchange rate	Portion at year-end	Exchange rate	Portion at year-end	Exchange rate	Portion at year-end
EUR	9.1925	26.7%	9.419	16.8%	8.8570	22.8%
JPY	0.07395	22.2%	0.08125	19.9%	0.08315	29.6%
USD	8.825	21.0%	10.6675	42.8%	9.535	26.2%
SKR	1.00	14.8%	1.00	10.9%	1.00	14.7%
CHF	6.3235	4.1%	6.3600	2.2%	5.8135	1.7%
ZAR	1.01	3.2%	—	—	—	—
Others	—	8.0%	—	7.4%	—	5.0%

Note 3.    Assets, liabilities and off-balance sheet contracts denominated in foreign currencies

        Assets, liabilities and off-balance sheet contracts denominated in foreign currencies are included in the total amount of assets, liabilities and off-balance sheet contracts reported by the following amounts (expressed in millions of Swedish kronor).

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total assets	132,538.5	132,590.1	11,877.8	149,540.8	149,563.1	15,978.8
Of which denominated in foreign currencies	102,092.8	102,091.9	11,037.3	119,077.1	119,054.2	14,949.6
Total liabilities	128,773.7	128,423.1	11,877.8	145,895.3	145,512.3	15,978.8
Of which denominated in foreign currencies	117,928.3	117,929.2	11,120.4	134,875.4	134,875.4	14,960.4

	2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Total nominal amount of off-balance sheet contracts and commitments	255,462.9	255,462.9	260,518.1	260,518.1
Of which denominated in foreign currencies	236,557.3	236,557.3	241,803.6	241,803.6

        In the case of off-balance sheet contracts, individual contracts that include both an asset-constituent and a liability-constituent have been included in the category "of which denominated in foreign currencies" if at least one constituent of the contract is denominated in a foreign currency. Although large gross amounts of assets and liabilities are denominated in foreign currencies, only limited net currency exchange exposures are allowed under SEK's policy with regard to foreign currency exposures. See Item 5.e "Operating and Financial Review and Prospects—Risk management—Currency Risks".

        If the translation from foreign currencies to Swedish kronor would have been made at the end of year 2002 with the translation rates that were applicable at the end of the year 2001, the volume of total assets at the end of year 2002 would have been Skr 141.8 billion, i.e., Skr 9.3 billion more than actually reported. Of that amount, Skr 5.3 billion relates to lending and Skr 4.0 billion relates to interest-bearing securities.

Note 4.    Net interest revenues

	2002			2001			2000
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Interest revenues were related to:
Credits to credit institutions	599.4	598.9	375.0	975.4	967.6	384.5	1,194.8	1,187.5	340.3
Credits to the public	720.6	720.6	207.2	944.3	944.3	220.6	1,037.3	1,037.3	218.4
Interest-bearing securities	3,528.1	3,528.1	7.6	4,977.5	4,977.5	9.7	5,110.5	5,110.5	14.6
Other items	-9.7	-3.8	2.7	14.5	28.1	7.9	4.5	17.8	11.6

Total interest revenues	4,838.4	4,843.8	592.5	6,911.7	6,917.5	622.7	7,347.1	7,353.1	584.9
Interest expenses were related to:
Borrowings from credit institutions	112.0	111.8	215.1	214.0	206.3	448.2	244.2	236.9	499.0
Borrowings from the public	11.2	11.2	3.2	18.8	18.8	11.8	10.9	10.9	0.0
Senior securities issued	4,147.9	4,147.9	362.6	3,481.7	3,481.7	384.0	7,000.6	7,000.7	594.1
Subordinated securities issued	247.4	247.4	—	291.5	291.5	—	268.4	268.3	—
Derivative instruments	-514.8	-514.8	204.8	2,065.7	2,065.7	9.1	-1,080.8	-1,080.8	-174.1
Other items	36.5	36.7	0.7	9.3	17.2	0.2	8.3	16.1	0.0

Total interest expenses	4,040.2	4,040.2	786.4	6,081.0	6,081.2	853.3	6,451.6	6,452.1	919.0
Net interest revenues	798.2	803.6	-193.9	830.7	836.3	-230.6	895.5	901.0	-334.1

        SEK's policy with regard to counterparty exposures states that SEK will be selective in accepting counterparty exposures. See Item 5.e "Operating and Financial Review and Prospects—Risk management—Credit or Counterparty Risks".

        Interest revenues related to derivative instruments are deducted from interest expenses since the derivative instruments, in most cases, are hedging securities issued.

        The average interest rate on credits outstanding under the category "credits to the public" at year-end was 3.8 percent (2001: 3.8, 2000: 3.4) under the M-system and 3.2 percent (2001: 3.3, 2000: 3.7) under the S-system. It should be noted that such interest rates represent aggregated information related to fixed-rate as well as floating-rate credits denominated in varying currencies with varying maturities.

Note 5.    Interest-rate exposures

        See Item 5.e "Operating and Financial Review and Prospects—Risk management—Market Risks—Interest Rate Risks" for information about SEK's policy with regard to interest-rate exposures and SEK's interest-rate exposures at year-end.

Note 6.    Net commission revenues

	2002			2001			2000
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Commissions earned were related to:
Financial consultant commissions	5.2	5.2	—	2.7	2.7	—	1.5	1.5	—
Other commissions earned	8.8	8.8	—	10.1	10.1	—	—	—	—
Capital market commissions	4.5	—	—	—	—	—	—	—	—

—Total commissions earned	18.5	14.0	—	12.8	12.8	—	1.5	1.5	—
Commissions incurred were related to:
Risk capital guarantee from shareholders	6.0	6.0	—	6.0	6.0	—	6.0	6.0	—
Financial consultant commissions	0.5	0.5	—	1.7	1.7	—	0.6	0.6	—

—Total commissions incurred	6.5	6.5	—	7.7	7.7	—	6.6	6.6	—
Net commission revenues	12.0	7.5	—	5.1	5.1	—	-5.1	-5.1	—

Note 7.    Net results of financial transactions

	2002			2001			2000
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Net results of financial transactions were related to:
Currency exchange effects	-5.4	-5.4	2.6	12.6	12.6	-12.9	-16.5	-16.5	-7.8
Unrealized losses related to interest-bearing securities and other financial instruments	-2.2	-2.2	—	-4.6	-4.6	—	-7.9	-7.9	—
Realized profits(+)/losses(-) related to interest-bearing securities and other financial instruments	6.9	6.9	—	-2.0	-2.0	—	41.1	41.1	—
Realized profit related to shares held	—	—	—	—	—	—	1.9	1.9	—

Total results of financial transactions	-0.7	-0.7	2.6	6.0	6.0	-12.9	18.6	18.6	-7.8

Note 8.    Currency exchange exposures

        See Item 5.e "Operating and Financial Review and Prospects—Risk management—Market Risks—Currency Risks" for information about SEK's policy with regard to currency exchange exposures and SEK's currency exchange exposures at year-end.

Note 9.    Other operating income and expenses

	2002			2001			2000
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating income:
Remuneration related to excess funds to the benefit of policyholders of certain pension insurance companies	—	—	—	6.3	6.3	—	16.7	16.7	—
Effects related to compensation from S-system	—	—	—	1.1	1.1	—	—	—	—
Other	0.9	1.8	—	0.8	0.8	—	0.1	0.1	—

Total other operating income	0.9	1.8	—	8.2	8.2	—	16.8	16.8	—

	2002			2001			2000
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating expenses:
Value adjustment of claims for policyholders of certain pension insurance companies	3.5	3.5	—	—	—	—	—	—	—
Effects related to compensation to S-system	0.7	0.7	—	—	—	—	0.7	0.7	—
Other	0.9	0.1	—	0.7	—	—	0.6	—	—

Total other operating expenses	5.1	4.3	—	0.7	—	—	1.3	0.7	—

Note 10.    Administrative expenses

	2002		2001		2000
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Administrative expenses were related to:
Personnel expenses:
Salaries and remuneration to the Board of Directors and the President(1)	4.0	4.0	5.0	5.0	4.5	4.5
Salaries	56.4	55.0	47.4	47.4	38.7	38.7
Pensions(2)	19.2	18.7	13.2	13.2	9.5	9.5
Social insurance	21.7	21.3	18.5	18.5	14.6	14.6
Other personnel expenses	8.2	8.2	14.1	14.1	10.7	10.7

Total personnel expenses	109.5	107.2	98.2	98.2	78.0	78.0
Other administrative expenses:
The company's real estate and premises	3.8	10.6	2.9	9.2	3.6	9.9
Other expenses	53.1	52.6	49.6	49.6	44.1	44.1

— Total other administrative expenses	56.9	63.2	52.5	58.8	47.7	54.0
Total administrative expenses	166.4	170.4	150.7	157.0	125.7	132.0
(1) 2001 and 2000 included salaries and remunerations to the previous Executive Vice President
(2) Of which: Calculated pension expenses	1.2	1.2	2.2	2.2	2.2	2.2
Pension premium expenses (3)	18.0	17.5	11.0	11.0	7.3	7.3
(3) Of which Skr 1.2 million relates to the President and of which Skr 1.0 million in excess of what is tax-deductible. Skr 2.8 million pertains to other key officers included in senior management, of which Skr 1.5 million is in excess of what is tax-deductible.

        In addition to the information in the Report of Directors and in Note 1 (r), which is prepared on the basis of the provisions of the Swedish Act on Annual Accounts, the following information about certain officers and directors is provided in accordance with a recommendation of the Swedish Industry and Commerce Stock Exchange Committee:

        The Chairman of the Board of Directors received Skr 0.2 million for 2002 (2001: 0.2, 2000: 0.1) in remuneration.

        The President's remuneration consists of basic salary, bonus and other benefits. The President received in total Skr 3.2 million for 2002 (2001: 3.0, 2000: 2.8) in remuneration, of which bonus Skr 0.8 million (2001: 0.6, 2000: 0.4). The bonus is related to targets in the company's business plan approved by the Board of Directors. Of the total remuneration to the President, Skr 3.0 million (2001: 3.0, 2000: 2.8) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his final salary up to 65 years after which it reduces. Such commitment is covered by insurance and includes survivors' pension.

        The remuneration to other key officers included in the senior management consists of basic salary, bonus and other benefits. The amount of the remuneration to other key officers in the senior management was Skr 8.6 million, of which Skr 1.3 million was bonus. The bonus relates to individual set targets and targets defined in the business plan. Of the total remuneration to the key officers Skr 7.6 million is qualifying income for pension purposes. For certain key officers in the senior management, if their employment contracts are terminated by the Company, there is an agreement to pay such officers compensation during a two-year period, although any salary received in new employment will be deducted. Key officers included in the senior management have a retirement age between 60 and 65 years. The pension commitments are covered by insurance, are defined benefit and include survivors' pension.

        Remuneration to the auditors and related audit companies

	2002		2001		2000
	Audit fee	Consultant fee	Audit fee	Consultant fee	Audit fee	Consultant fee
Audit company
Deloitte & Touche	0.1	—	—	—	—	—
Ernst & Young AB	0.2	1.1	0.2	—	0.2	—
KPMG	4.1	3.9	3.4	5.0	2.0	0.4
Öhrlings PricewaterhouseCoopers	0.1	—	0.1	—	0.2	—

Total remuneration	4.5	5.0	3.7	5.0	2.4	0.4

        Audit fee includes also auditing of stock exchange reporting and issue prospectus.

Note 11.    Office and building equipment

	2002		2001		2000
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	33.6	33.6	41.3	41.3	36.7	36.7
Accumulated depreciation at year-end	-13.4	-13.4	-22.9	-22.9	-19.0	-19.0
Of which made during the year	(-4.4)	(-4.4)	(-4.2)	(-4.2)	(-3.4)	(-3.4)

Book value	20.2	20.2	18.4	18.4	17.7	17.7
See also Note 1 (o).

Note 12.    Buildings and land

	2002		2001		2000
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Buildings:
Acquisition cost	142.8	0.7	142.8	0.7	142.8	0.7
Accumulated depreciation at year-end	-24.2	-0.3	-22.0	-0.3	-20.0	-0.2
Of which made during the year	(-2.1)	(0.0)	(-2.1)	(0.0)	(-2.2)	(0.0)

Book value	118.6	0.4	120.8	0.4	122.8	0.5
Taxable value	46.9	0.4	37.2	0.3	32.5	0.3
Land:
Acquisition cost	0.1	0.1	0.1	0.1	0.1	0.1
Accumulated depreciation at year-end	—	—	—	—	—	—
Of which made during the year	(—)	(—)	(—)	(—)	(—)	(—)

Book value	0.1	0.1	0.1	0.1	0.1	0.1
Taxable value	37.7	0.2	29.9	0.2	26.2	0.2
Buildings and land:
Total acquisition cost	142.9	0.8	142.9	0.8	142.9	0.8
Total accumulated depreciation at year-end	-24.2	-0.3	-22.0	-0.3	-20.0	-0.2
Of which made during the year	(-2.1)	(0.0)	(-2.1)	(0.0)	(-2.2)	(0.0)

Total book value	118.7	0.5	120.9	0.5	122.9	0.6
Total taxable value	84.6	0.6	67.2	0.5	58.7	0.5
See also Note 1 (o).

Note 13.    Intangible assets

	2002		2001		2000
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	40.1	40.1	—	—	—	—
Accumulated amortization at year-end	-1.0	-1.0	—	—	—	—
Of which made during the year	(-1.0)	(-1.0)	(—)	(—)	(—)	(—)

Book value	39.1	39.1	—	—	—	—
See also Note 1 (s).

Note 14.    Counterparty risk exposures

        SEK's policy with regard to counterparty risk exposures is described in Item 5.e "Operating and Financial Review and Prospects— Risk management—Credit or Counterparty Risks". Further, included in the specified section is the table "Total Counterparty Risk Exposures" showing SEK's counterparty exposures, broken down by different categories of contracts, at year-end.

Note 15.    Untaxed reserves

	2002	2001	2000
	Parent Company	Parent Company	Parent Company
Tax equalization reserve:
Opening balance	—	—	147.4
Dissolution during the year	—	—	-147.4
Closing balance	—	—	—

Tax allocation reserve:
Opening balance	1,375.0	1,394.3	1,404.3
Dissolution during the year	-245.2	-263.6	-262.3
Allocation during the year	230.2	244.3	252.3

Closing balance	1,360.0	1,375.0	1,394.3
Of which:
1995 Tax allocation reserve	—	—	263.6
1996 Tax allocation reserve	—	245.2	245.2
1997 Tax allocation reserve	219.2	219.2	219.2
1998 Tax allocation reserve	218.5	218.5	218.5
1999 Tax allocation reserve	195.5	195.5	195.5
2000 Tax allocation reserve	252.3	252.3	252.3
2001 Tax allocation reserve	244.3	244.3	—
2002 Tax allocation reserve	230.2	—	—

        In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated by 72 percent to "non-distributable reserves" and by 28 percent to deferred taxes (related to untaxed reserves), included as one component of "allocations", in the Balance Sheet. Changes in the amounts reported as deferred taxes are included in "taxes" in the Income Statement.

Accordingly, the amounts related to the Group companies' untaxed reserves are included in the statements of the Consolidated Group as shown below:

	2002	2001	2000
	Consolidated Group	Consolidated Group	Consolidated Group
Balance sheet:
Opening balance included in "non-distributable reserves"	989.9	1,003.8	1,117.1
Net change during the year	-10.6	-13.9	-113.3

Closing balance included in "non-distributable reserves"	979.3	989.9	1,003.8
Opening balance reported as "deferred taxes" (included in "allocations")	385.0	390.4	434.5
Net change during the year	-4.2	-5.4	-44.1

Closing balance reported as "deferred taxes" (included in "allocations")	380.8	385.0	390.4
Total opening balance included in "allocations" and "non-distributable reserves"	1,375.0	1,394.3	1,551.7
Total net change during the year	-14.8	-19.3	-157.4

Total closing balance included in "allocations" and "non-distributable reserves"	1,360.2	1,375.0	1,394.3
Income statement:
Amount included in "taxes" related to net change during the year in "deferred taxes"	-4.2	-5.4	-44.1

Note 16.    Taxes

	2002		2001		2000
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Provision for taxes for the year	191.2	190.8	205.2	205.2	282.7	282.7
Less: Credit for foreign taxes	-0.8	-0.8	-6.4	-6.4	-10.5	-10.5
Change in deferred taxes related to other assets	-1.6	-1.6	—	—	—	—
Change in deferred taxes related to allocations	0.1	0.1	-5.1	-5.1	—	—
Change in deferred taxes related to untaxed reserves	-4.2	n.a	-5.4	n.a	-44.1	n.a.

Net amount of taxes	184.7	188.5	188.3	193.7	228.1	272.2

        As from year 2001 deferred taxes are accounted for in accordance with the Swedish Financial Accounting Standards Council's recommendation number 9—Income Taxes.

        The nominal tax rate amounts to 28 percent (2001: 28, 2000: 28) and the effective tax rate amounts to 27.8 percent (2001: 25.8, 2000: 27.5).

Difference between nominal and effective tax rate

	2002	2001	2000
%	Consolidated Group	Consolidated Group	Consolidated Group
Nominal income tax rate	28.0	28.0	28.0
Depreciation on consolidated surplus value	0.1	0.1	0.1
Other non tax-deductible costs	0.2	0.0	0.5
Credit for foreign taxes	-0.1	-0.6	-1.1
Non-taxable income	0.0	-1.2	0.0
Change in deferred taxes related to allocations	0.0	-0.7	0.0
Other items	-0.4	0.2	0.0

Effective tax rate	27.8	25.8	27.5

        Deferred taxes are calculated based on nominal tax rates. Exceptions from that rule are only made in the case of acquisitions based on net worth when the tax effects have been an important part of the business transaction. In that case the deferred taxes are calculated based on the acquisition cost. If the deferred taxes instead should have been calculated based on the nominal tax rate an accumulated deferred tax liability amounting to Skr 32.5 million (2001: 33.1, 2000: 33.6) would have been posted to the balance sheet.

Note 17.    Credits outstanding

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Credits to credit institutions	12,984.7	12,973.6	6,537.5	15,361.8	15,361.7	8,480.8
Credits to the public	26,048.2	26,048.2	4,964.2	30,149.2	30,149.2	7,001.5

Total credits outstanding	39,032.9	39,021.8	11,501.7	45,511.0	45,510.9	15,482.3
Of which denominated in:
Swedish kronor	11,526.6	11,515.5	694.2	21,397.3	21,397.2	893.6
Foreign currencies	27,506.3	27,506.3	10,807.5	24,113.7	24,113.7	14,588.7
Deposits with banks included in "credits to credit institutions", repurchase agreements and cash on demand	-3,474.9	-3,463.8	-20.5	-3,224.1	-3,224.0	-27.9
Credits reported as interest-bearing securities (A)	29,912.1	29,912.1	—	28,074.2	28,074.2	—
Total credits outstanding, including credits reported as interest-bearing securities, but excluding deposits with banks	65,470.1	65,470.1	11,481.2	70,361.1	70,361.1	15,454.4

(A)
Under the amended regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        Credits outstanding are classified as fixed financial assets.

        The counterparty exposures related to credits outstanding are shown in Item 5.e "Operating and Financial Review and Prospects—Risk management—Credit or Counterparty Risks" in the table "Total Counterpart Risk Exposures".

        The maturity profile of SEK's credit portfolio, i.e., credits outstanding and credits committed, is included as one component of the graph "Development over Time of SEK's Available Funds" shown in 5.e "Operating and Financial Review and Prospects—Risk management—Funding and Liquidity Risks".

        The following information with regard to past-due credits outstanding is included in accordance with regulations of Swedish Financial Supervisory Authority. See also Notes 1(m) and 1(n).

        Past-due credits and Problematic credits at year-end

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Past-due credits(B):
Aggregate amount of principal and interest past-due	64.3	64.3	1.4	43.7	43.7	3.1
Principal amount not past-due on such credits	622.1	622.1	27.1	106.2	106.2	8.4

(B)
All past-due credits are covered by guarantees SEK believes are adequate.

        The average interest rate on credits outstanding at year-end 2002 under the category "Past-due credits" was 3.9 percent.

Note 18.    Interest-bearing securities

        Under the regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. Such credits are included by Skr 29,912.1 million (28,074.2) in the amount of other interest-bearing securities, classified as fixed financial assets, reported.

        The counterparty exposures related to interest-bearing securities are shown in Item 5.e "Operating and Financial Review and Prospects—Risk management—Credit or Counterparty Risks" in the table "Total Counterparty Risk Exposures".

        The following table includes aggregated book values and fair values of securities held at year-end.

Securities held at year-end. Aggregated book values and fair values

	2002		2001
	Aggregated Book Value	Aggregated Fair Value	Aggregated Book Value	Aggregated Fair Value
Security account
Held-to-maturity	31,369.2	31,978.3	29,429.3	29,819.5
Hedge	45,919.8	46,577.0	58,878.7	59,262.3
Trading	8,113.2	8,113.2	5,110.6	5,110.6

Total	85,402.2	86,668.5	93,418.6	94,192.4

        Of the total book value, Skr 48,642.5 million was related to securities whose book value exceeded the nominal value and Skr 36,759.8 million was related to securities whose book value was below the nominal value. The nominal values for these two categories amounted to Skr 47,297.2 million and Skr 38,060.0 million, respectively.

Interest-bearing securities

	As of December 31, 2002
	Treasuries & government bonds etc			Other interest bearing securities
	Book Value	Fair value	Surplus/Deficit	Book Value		Fair value		Surplus/Deficit
Current financial assets:
— Government debt, Swedish	1,469.0	1,565.1	96.1
— Municipalities, Swedish				240.0*		239.8*		-0.2*
— Mortgage institutions, Swedish				4,091.8		4,090.7		-1.1
— Other Swedish issuers:
— Banking groups				1,350.6		1,360.4		9.8
— Other financial corporations				1,267.4		1,276.9		9.5
— Other corporations				6,358.2		6,486.9		128.6
— Goverment debt, foreign	3,128.9	3,191.5	62.6
— Municipalities and provinces, foreign	380.4	390.4	10.0
— Other foreign issuers:
— Banking groups of which subordinated				19,775.6		19,963.0		187.4
— Other financial corporations	53.0	54.6	1.6	13,686.4		13,742.0		55.5
— Other corporations				2,231.9		2,329.0		97.1
Subtotal	5,031.2	5,201.6	170.4	49,001.9		49,488.7		486.8
Fixed financial assets:
— Government debt, Swedish	862.6	981.7	119.1
— Municipalities, Swedish				595.0	*	611.1	*	16.1	*
— Mortgage institutions, Swedish				132.9		147.0		14.1
— Other Swedish issuers:
— Banking groups				5,929.1		5,947.5		18.4
— Other financial corporations				1,282.4		1,284.8		2.4
— Other corporations				12,848.1		13,087.4		239.3
— Goverment debt, foreign	114.7	125.8	11.1
— Municipalities and provinces, foreign
— Other foreign issuers:
— Banking groups				950.7		939.1		-11.6
— Other financial corporations				1,451.6		1,503.4		51.8
— Other corporations				7,201.9		7,350.3		148.4
Subtotal	977.3	1,107.5	130.2	30,391.8		30,870.7		479.0
*—of which issued by public authorities				595.0	*	611.1	*	16.1	*
Total of current and fixed financial assets:
— Government debt, Swedish	2,331.6	2,546.8	215.2
— Municipalities, Swedish				835.0	*	850.9	*	15.9	*
— Mortgage institutions, Swedish				4,224.7		4,237.7		13.0
— Other Swedish issuers:
— Banking groups				7,279.8		7,307.9		28.1
— Other financial corporations				2,549.8		2,561.7		12.0
— Other corporations				19,206.4		19,574.3		368.0
— Goverment debt, foreign	3,243.6	3,317.2	73.6
— Municipalities and provinces, foreign	380.4	390.4	10.0
— Other foreign issuers:
— Banking groups of which subordinated	0.0	0.0	0.0	20,726.2		20,902.1		175.9
— Other financial corporation	53.0	54.6	1.6	15,138.0		15,245.5		107.4
— Other corporations				9,433.8		9,679.3		245.5
Grand total	6,008.5	6,309.1	300.4	79,393.7		80,359.4		965.7
*-of which issued by public authorities				835.0	*	850.9	*	15.9	*
Of which:
S-system	75.3	83.1	7.8
Securities subject to hedge accounting	15,643.6	15,894.7	251.1	48,522.6		49,014.9		492.3
Securities with market values quoted on an exhange	6,100.1	6,324.6	224.5	37,745.5		38,227.9		482.4

	Total as of December 31, 2002						Total as of December 31, 2001
	Book Value		Fair value		Surplus/ Deficit		Book Value		Fair value		Surplus/ Deficit
Current financial assets:
— Government debt, Swedish	1,469.0		1,565.1		96.1		1,872.2		1,889.2		17.0
— Municipalities, Swedish	240.0	*	239.8	*	-0.2	*
— Mortgage institutions, Swedish	4,091.8		4,090.7		-1.1		3,870.4		3,884.8		14.4
— Other Swedish issuers:
— Banking groups	1,350.6		1,360.4		9.7		2,606.1		2,619.3		13.2
— Other financial corporations	1,267.4		1,276.9		9.5		1,143.3		1,155.2		11.9
— Other corporations	6,358.2		6,486.9		128.7		4,267.4		4,276.5		9.1
— Goverment debt, foreign	3,128.9		3,191.5		62.5		14,311.6		14,351.7		40.1
— Municipalities and provinces, foreign	380.4		390.4		10.0		326.4		335.6		9.2
— Other foreign issuers:
— Banking groups of which subordinated	19,775.6		19,963.0		187.4		27,862.2		28,050.8		188.6
— Other financial corporations	13,739.4		13,796.6		57.3		4,568.0		4,606.0		38.0
— Other corporations	2,231.9		2,329.0		97.1		3,161.6		3,203.8		42.2
Subtotal	54,033.1		54,690.3		657.2		63,989.2		64,372.9		383.7
Fixed financial assets:
— Government debt, Swedish	862.6		981.7		119.1		950.2		1,134.3		184.1
— Municipalities, Swedish	595.0	*	611.1	*	16.1	*	475.0	*	478.8	*	3.8	*
— Mortgage institutions,Swedish	132.9		147.0		14.1		266.4		290.4		24.0
— Other Swedish issuers:
— Banking groups	5,929.1		5,947.5		18.4		8,632.6		8,528.5		-104.1
— Other financial corporations	1,282.4		1,284.8		2.4		700.2		672.0		-28.2
— Other corporations	12,848.1		13,087.4		239.3		11,282.6		11,573.3		290.7
— Goverment debt, foreign	114.7		125.8		11.1		138.6		151.5		12.9
— Municipalities and provinces, foreign
— Other foreign issuers:
— Banking groups	950.7		939.1		-11.5		470.5		466.0		-4.5
— Other financial corporations	1,451.6		1,503.4		51.8		0.0		0.0		0.0
— Other corporations	7,201.9		7,350.3		148.4		6,513.2		6,524.7		11.5
Subtotal	31,369.2		31,978.4		609.2		29,429.3		29,819.5		390.2
*-of which issued by public authorities	835.0	*	850.9	*	15.9	*	475.0	*	478.8	*	3.8	*
Total of current and fixed financial assets:
— Government debt, Swedish	2,331.6		2,546.8		215.2		2,822.4		3,023.5		201.1
— Municipalities, Swedish	835.0	*	850.9	*	15.9	*	475.0	*	478.8	*	3.8	*
— Mortgage institutions,Swedish	4,224.7		4,237.7		13.0		4,136.8		4,175.2		38.4
— Other Swedish issuers:
— Banking groups	7,279.8		7,307.9		28.1		11,238.7		11,147.8		-90.9
— Other financial corporations	2,549.8		2,561.7		11.9		1,843.5		1,827.2		-16.3
— Other corporations	19,206.4		19,574.3		368.0		15,550.0		15,849.8		299.8
— Goverment debt, foreign	3,243.6		3,317.2		73.6		14,450.2		14,503.2		53.0
— Municipalities and provinces, foreign	380.4		390.4		10.0		326.5		335.6		9.1
— Other foreign issuers:
— Banking groups of which subordinated	20,726.2		20,902.2		176.0		28,332.8		28,516.8		184.0
— Other financial corporations	15,191.0		15,300.1		109.1		4,568.0		4,606.0		38.0
— Other corporations	9,433.8		9,679.3		245.5		9,674.7		9,728.4		53.7
Grand total	85,402.2		86,668.5		1,266.3		93,418.6		94,192.4		773.8
*-of which issued by public authorities	835.0	*	850.9	*	15.9	*	475.0	*	478.8	*	3.8	*
Of which:
S-system	75.3		83.1		7.8		73.4		83.6		10.2
Securities subject to hedge accounting	64,166.2		64,909.6		743.4		63,981.7		64,372.9		391.2
Securities with market values quoted on an exchange	43,845.6		44,552.5		706.9		51,848.6		52,527.7		679.1

Note 19.    Shares in subsidiaries

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Shares in subsidiary (SEKTIONEN) (A)	n.a.	103.5	—	n.a	103.5	—
Shares in subsidiary (SEK Securities) (B)	n.a.	10.0	—	n.a	0.1	—

Total	—	113.5	—	—	103.6	—

(A):    The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. AB SEKTIONEN's shareholders' funds at year-end 2002 amounted to Skr 0.6 million. The nominal value of the shares was Skr 0.4 million. See also Note 1(a).

(B):    The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm. AB SEK Securities' shareholders' funds at year-end 2002 amounted to Skr 10.5 million. The nominal value of the shares was Skr 10 million. See also Note 1(a).

        The net result of the Subsidiaries for the year 2002 was Skr 0.5 million (0.0).

Note 20.    Other assets

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Due from the State	65.7	65.7	65.7	51.7	51.7	14.0
Claim on subsidiary	n.a.	67.6	—	n.a.	39.2	—
Balanced premiums and discounts and corresponding items related to assets and liabilities, respectively (balanced as assets)	337.7	337.7	—	250.0	250.0	—
Derivative contracts with positive values	2,674.0	2,674.0	0.2	4,233.3	4,233.3	0.8
Debt for which value has not yet been received	454.8	454.8	—	1,306.0	1,306.0	—
Claims for assets sold though not yet delivered and paid for	479.8	479.8	—	101.0	101.0	—
Other	514.0	514.0	95.0	556.1	556.1	175.4

Total	4,526.0	4,593.6	160.9	6,498.1	6,537.3	190.2

Note 21.    Prepaid expenses and accrued revenues

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest revenues accrued	3,394.7	3,394.7	139.9	3,970.0	3,970.0	232.9
Prepaid expenses and other accrued revenues	4.7	4.5	—	3.8	3.8	—

Total	3,399.4	3,399.2	139.9	3,973.8	3,973.8	232.9

Note 22.    Senior debt

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total senior borrowings exclusive of senior securities issued	645.3	645.3	8.6	1,603.5	1,603.5	12.5
Total senior securities issued	111,968.3	111,968.3	3,170.1	121,697.5	121,697.5	5,158.6

Total senior debt outstanding	112,613.6	112,613.6	3,178.7	123,301.0	123,301.0	5,171.1
Of which denominated in:
Swedish kronor	6,557.2	6,557.2	202.2	6,538.5	6,538.5	423.3
Foreign currencies	106,056.4	106,056.4	2,796.5	116,762.5	116,762.5	4,747.8
The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	-6,325.5	-6,325.5	—	-14,105.7	-14,105.7	—

        The maturity profile of SEK's debt is included as one component of the graph "Development over Time of SEK's Available Funds" shown in Item 5.e "Operating and Financial Review and Prospects—Risk management—Funding and Liquidity Risks".

Note 23.    Other liabilities

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Liability to subsidiaries	n.a.	30.8	—	n.a.	2.2	—
Tax liability	11.5	11.2	—	—	—	—
Balanced premiums and discounts and corresponding items related to liabilities and assets, respectively (balanced as liabilities)	143.0	143.0	1.5	81.2	81.2	3.7
Derivative contracts with negative values	6,630.0	6,630.0	4.0	9,880.7	9,880.7	227.1
Liabilities related to assets acquired though not yet delivered and paid for	—	—	—	169.5	169.5	—
Other	3,763.3	3,763.3	59.5	3,756.0	3,756.0	61.7

Total	10,547.8	10,578.3	65.0	13,887.4	13,889.6	292.5

Note 24.    Accrued expenses and prepaid revenues

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest expenses accrued	2,923.9	2,923.9	241.1	3,503.7	3,503.7	328.8
Prepaid revenues and other accrued expenses	64.9	64.5	0.0	61.9	61.6	0.0

Total	2,988.8	2,988.4	241.1	3,565.6	3,565.3	328.8

Note 25.    Allocations

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Pension liabilities	18.2	18.2	—	18.4	18.4	—
Deferred taxes related to untaxed reserves	380.8	n.a.	—	385.0	n.a.	—

Total	399.0	18.2	—	403.4	18.4	—

Note 26.    Subordinated debt

	2002			2001
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Perpetual, non-cumulative subordinated loan, foreign currency (A),(B)	1,765.0	1,765.0	—	2,133.5	2,133.5	—
Non-perpetual, cumulative subordinated loan, foreign currency (C)	459.6	459.6	—	2,604.5	2,604.5	—

Total subordinated debt outstanding	2,224.6	2,224.6	—	4,738.0	4,738.0	—
Of which denominated in:
Swedish kronor	—	—	—	—	—	—
Foreign currencies	2,224.6	2,224.6	—	4,738.0	4,738.0	—

(A):    Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 7.375 percent per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after September 1, 2003, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(B):    Nominal value USD 50 million. Interest payments quarterly in arrears at a rate of 7.2 percent per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has. expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after December 5, 2002, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(C):    Nominal value EUR 50 million. Matures on June 21, 2010. Interest payments quarterly in arrears at a rate of Euribor plus 0.43 percent. Callable, at SEK's option, on or after June 21, 2005, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. If not called coupon will step up to Euribor plus 1.43 percent.

        The accrued interest related to the subordinated debt, at year-end Skr 10.8 million (27.3), has been included in the item "Accrued expenses and prepaid revenues".

Note 27.    Shareholders' funds

	Share capital(A) and Legal reserve	Other non- distributable capital	Total non- distributable capital	Undistributed profits	Net profit for the year	Total distributable capital	TOTAL
Consolidated Group 2002:
Opening balance	1,130.0	989.9	2,119.9	1,525.5		1,525.5	3,645.4
Dividend paid during the year				-360.4		-360.4	-360.4
Transfer between distributable and nondistributable shareholders' funds		2.8	2.8	-2.8		-2.8
Net profit for the year					479.7	479.7	479.7

Closing balance	1,130.0	992.7	2,122.7	1,162.3	479.7	1,642.0	3,764.7
Parent Company 2002:
Opening balance	1,130.0		1,130.0	1,545.8		1,545.8	2,675.8
Dividend paid during the year				-360.4		-360.4	-360.4
Net profit for the year					491.6	491.6	491.6

Closing balance	1,130.0		1,130.0	1,185.4	491.6	1,677.0	2,807.0
Consolidated Group 2001:
Opening balance	1,130.0	1,003.8	2,133.8	1,371.9		1,371.9	3,505.7
Dividend paid during the year				-401.0		-401.0	-401.0
Transfer between distributable and nondistributable shareholders' funds		-13.9	-13.9	13.9		13.9
Net profit for the year					540.7	540.7	540.7

Closing balance	1,130.0	989.9	2,119.9	984.8	540.7	1,525.5	3,645.4
Parent Company 2001:
Opening balance	1,130.0		1,130.0	1,390.2		1,390.2	2,520.2
Dividend paid during the year				-401.0		-401.0	-401.0
Net profit for the year					556.6	556.6	556.6

Closing balance	1,130.0		1,130.0	989.2	556.6	1,545.8	2,675.8

(A):    The share capital amounts to Skr 990 million (990,000 shares at Skr 1,000 each) and the legal reserve amounts to Skr 140 million. All line items in the column "Share capital and Legal reserve" include these two components.

        The Swedish Government's ownership share in SEK is approximately 65 percent and ABB's ownership share is approximately 35 percent.

        The ownership of the Swedish State is managed by the Ministry for Foreign Affairs, while the ownership of the ABB Group is held by ABB Structured Finance Investment AB.

        It is the intention of the shareholders and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The Government and ABB established, in connection with the ownership change in June 2000, a guarantee fund of callable capital, amounting to Skr 600 million in total (Skr 300 million from each) in favor of SEK. SEK may call on capital under the guarantee fund if SEK finds it necessary in order to be able to fulfill its obligations.

Note 28.    Contingent liabilites and commitments

        Contingent liabilities and commitments are reported in connection with the balance sheet. Further, the amounts are also specified in the table "Capital Base and Required Capital" in Item 5.d "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy".

        In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived. In the table "Capital Base and Required Capital" in Item 5.d "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy" are included derivative instruments to a nominal value amounting to Skr 243,285 million (243,965).

Note 29.    Certain assets and liabilities

Break-down by maturity, 2002

	Total book value	Maturity on demand	Maturity <= 3 months	3 months < Maturity <=1 year	1 year< Maturity <=5 years	5 years< Maturity <=10 years	Maturity >10 years	Average Maturity (in days)
Total credits outstanding	39,032.9	106.3	5,386.6	6,466.5	21,396.2	4,938.1	739.2	1,022
Interest-bearing securities	85,402.2	—	7,200.3	19,806.3	50,246.4	7,473.9	675.3	465
Total assets	124,435.1	106.3	12,586.9	26,272.8	71,642.6	12,412.0	1,414.5
Borrowing from credit institutions	611.9	44.6	181.7	14.5	371.1	—	—	352
Borrowing from the public	33.4	—	20.7	9.3	2.7	0.7	—	247
Senior securities issued	111,968.3	—	5,629.1	9,691.2	57,418.8	9,923.3	29,305.9	2,986
Total senior debt	112,613.6	44.6	5,831.5	9,715.0	57,792.6	9,924.0	29,305.9	2,972
Net	11,821.5	61.7	6,755.4	16,557.8	13,850.0	2,488.0	-27,891.4

Break-down by interest-term maturity, 2002

	Total book value	Maturity on demand	Maturity <= 3 months	3 months < Maturity <=1 year	1 year< Maturity <=5 years	5 years< Maturity <=10 years	Maturity >10 years	Average Maturity (in days)
Total credits outstanding	39,032.9	106.3	13,657.4	10,872.2	9,977.3	3,940.4	479.3	639
Interest-bearing securities	85,402.2	—	48,882.9	8,521.4	22,237.1	5,737.5	23.3	281
Total assets	124,435.1	106.3	62,540.3	19,393.6	32,214.4	9,677.9	502.6
Borrowing from credit institutions	611.9	44.6	181.7	14.5	371.1	—	—	352
Borrowing from the public	33.4	—	20.7	9.3	2.7	0.7	—	247
Senior securities issued	111,968.3	—	15,073.4	21,817.8	60,386.6	7,804.1	6,886.4	1,291
Total senior debt	112,613.6	44.6	15,275.8	21,841.6	60,760.4	7,804.8	6,886.4	1,285
Net	11,821.5	61.7	47,264.5	-2,448.0	-28,546.0	1,873.1	-6,383.8

Note 30.    Comparison of book values and fair values

        Although, as a consequence of the policies applied with regard to interest-rate and currency exchange exposures, the net value of the Company's assets (with exception for assets held to hedge the return on the Company's equity), liabilities and off-balance sheet instruments generally is not materially affected by changes in interest-rates and currency exchange rates, the Company has determined—solely for the purpose of satisfying the regulations in effect—to report fair values of its assets, liabilities and other contracts at year-end. The Company has—with exception of the S-system, the results of which are settled by the State according to agreements between SEK and the State (see also Note 1 (b)—(c))—positive margins between the yield on its assets and the yield on its liabilities. These margins are reported on an accrual basis over the maturity of the underlying contracts. Accordingly, the fair value of the liabilities of SEK (i.e., SEK exclusive of the S-system) does not exceed the difference between, on the one hand, the aggregate fair value of SEK's assets and derivative contracts and, on the other hand, the book value of SEK's shareholders' funds. The following table includes book values and fair values (however, see below) for items reported, on or off balance sheet, in the cases when book values and fair values, according to the Company's calculations, differ.

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

        In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted on December 31, 2002, other things being equal. Similarly, the fair values of borrowings with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the borrowings had been made on December 31, 2002, other things being equal. Further, the fair values of assets, liabilities, and other contracts with floating interest rates have, in accordance with the regulations, been approximated to be equal to the nominal amount of these contracts. The Company estimates the fair values of "Prepaid expenses and accrued revenues" and "Accrued expenses and prepaid revenues" to be approximately the same as their book values.

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

2002 (Skr billion)	Cons. Group and Parent Company Book value	Of which S-system Book value	Cons. Group and Parent Company Fair value	Of which S-system Fair value	Cons. Group and Parent Company Surplus/Deficit value	Of which S-system Surplus/Deficit value
Treasuries/government bonds	6.0	0.1	6.3	0.1	0.3	0.0
Other interest-bearing securities	79.4	—	80.4	—	1.0	—
Credits to credit institutions	13.0	6.5	12.9	7.0	-0.1	0.5
Credits to the public	26.0	5.0	26.3	5.1	0.3	0.1
Derivative contracts with positive values (net assets)	2.7	—	-0.6	—	-3.3	—
Borrowing from credit institutions	-0.6	0.0	-0.5	0.0	0.1	0.0
Borrowing from the public	0.0	0.0	0.0	0.0	0.0	0.0
Senior securities issued	-112.0	-3.2	-113.8	-3.4	-1.8	-0.2
Derivative contracts with negative values (net liabilities (-))	-6.6	—	-3.5	—	3.1	—
Subordinated securities issued	-2.2	—	-3.0	—	-0.8	—

Note 31.    PROPOSAL FOR THE DISTRIBUTION OF PROFITS

        All amounts are in Skr million, unless otherwise indicated.

        The results of the Company's operations during the year and its financial position at December 31, 2002 can be seen in the Income Statements, Balance Sheets, Statements of Cash Flows and related Notes for the Consolidated Group and the Parent Company. The following proposal regarding distribution of profits relates to the Parent Company. Total distributable capital in the Consolidated Group as of December 31, 2002 was 1,642.0. Transfer to non-distributable capital in the Consolidated Group amounts to 0.1.

After the payment of a dividend of 360.4 to the shareholders as approved by the 2002 Annual General Meeting, the remaining profit carried forward is	1,185.4
Add profit for the year after appropriations and taxes	491.6

At the disposal of the Annual General Meeting	1,677.0

The Board of Directors and the President propose that the Annual General Meeting dispose of these funds as follows:
—Dividend of Skr 323 per share, amounting to	319.8
—Remaining disposable funds to be carried forward.	1,357.2

1,677.0

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

        The amounts of assets and liabilities in respect of related parties outstanding at December 31, 2002, 2001, and 2000, and selected other information regarding transactions with related parties during the three-year period ended December 31, 2002, are as follows:

	December 31,
	2002	2001	2000
	(In millions of Skr)
Interest-bearing Securities	2,331.6	2,822.4	3,404.0
Outstanding Credits(1)	217.1	336.7	482.3
Outstanding Senior Debt	85.2	45.6	30.2
Outstanding Subordinated Debt	—	—	—

(1)
Not including credits guaranteed by the State and related entities or other shareholders.

	Year Ended December 31,
	2002	2001	2000
	(In millions of Skr)
Net interest revenues(2)	31.1	52.6	866.6
Net commission expenses	(6.0)	(6.0)	(6.0)

(2)
Excluding reimbursement from the State

Note 33.    Reconciliation to accounting principals generally accepted in the United States

        Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

        Deferred taxation—U.S. GAAP requires the recognition of a deferred tax liability on all taxable temporary differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future to the extent it is more likely than not that the benefit will be realized. Such comprehensive tax accounting has only been required in Sweden as from January 1, 2001 with the implementation of the provisions of IAS 12. Accordingly, certain deferred tax assets have not been recognized in SEK financial statements through December 31, 2000.

        Own debt repurchased—Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. Se Note 1 (p) for the Swedish GAAP treatment.

        Debt Securities—The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses, net of tax as comprehensive income.

        As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under US GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

        Derivatives—Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge derivative's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged through income, or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge derivatives' change in fair value is recognized immediately in income.

        Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in earnings has been reduced.

        Adoption of these new accounting standards has resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a level yield basis over an estimated average life of eleven years. Such changes in fair value and accretion are included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

        Foreign exchange differences on investment securities—SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

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

        The result of the foregoing is that for the year 2002 SEK's U.S. GAAP profits are increased by Skr 2,695.9 million compared to Swedish GAAP profits, and for the year 2001 SEK's U.S. GAAP profits are reduced by Skr 2,458.9 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds). The significant offsetting adjustments to net profit and shareholders' funds relating to this item have been applied from 2002. The numbers for 2001 as originally reported did not reflect these adjustments, in error, but have now been restated accordingly.

        Other—Other items include refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP.

        Earnings per share—Earnings per share (Swedish GAAP) and earnings per share (U.S. GAAP) are calculated as, respectively, net profit (Swedish GAAP) per share and net profit (U.S. GAAP) per share. The total number of shares at December 31, 2002, was 990,000 (2001: 990,000, 2000: 990,000, 1999: 700,000). In connection with the ownership change in 2000, a bonus issue of 290,000 shares was made in favor of the Swedish Government resulting in a total number of 990,000 outstanding shares in SEK. Therefore, the earnings per share (Swedish GAAP) and earnings per share (U.S. GAAP) in 2000 were calculated on the average number of shares that year.

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

        The following is a summary of the significant adjustments to net profit and shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31,
	2002	2001(1)	2000
	(In millions of Skr unless otherwise stated)
Net profit for the year under Swedish GAAP	479.7	540.7	601.8
After-tax effects of amortization of unrealised gains on securities transferred into the held-to-maturity category in 1996	(5.1)	(5.7)	(18.3)
Gains/(losses) in connection with repurchases of own-debt	51.4	56.9	22.6
Transition adjustment related to adoption of SFAS 133	—	—	n.a.
Derivatives and hedging activities	210.3	1,242.9	n.a.
Foreign exchange differences on available-for-sale securities	2,695.9	(2,458.9)	n.a.
Other	13.0	(0.3)	(12.7)
Tax effect of U.S. GAAP adjustments	(831.8)	324.6	(2.8)
Deferred taxation	0	(12.5)	18.1
Net adjustments	2,133.7	(853.0)	6.9
Net profit (loss) for the year under U.S. GAAP	2,613.4	(312.3)	608.7
Earnings (loss) per share under U.S. GAAP (Skr)	2,639.8	(315)	720

(1)
Restated.

	December 31,
	2002	2001
	(In millions of Skr)
Shareholders' funds under Swedish GAAP	3,764.7	3,645.4
Unamortized gains on securities transferred to held to maturity securities in 1996 on an after-tax basis	22.3	27.4
After-tax difference between fair value and book value in available-for-sale securities	79.3	276.3
Transition adjustment related to adoption of SFAS 133 resulting in an after-tax increase in other comprehensive income	181.5	181.5
Amortization of transition adjustment on an after-tax basis	(98.3)	(52.4)
Derivatives and hedging activities	1,453.2	1,242.9
Gains/(losses) in connection with repurchases of own-debt	65.7	14.3
Other	—	(13.0)
Tax effect of U.S. GAAP adjustments	(425.3)	(348.3)
Deferred taxation	5.6	5.6
Net adjustments	1,284.0	1,334.3
Shareholders' funds under U.S. GAAP	5,048.7	4,979.7

        Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

        The holding gains on available-for-sale securities, including foreign exchange difference adjusted from net profit, would under U.S. GAAP be reported with "Comprehensive Income" under SFAS No. 130 "Reporting Comprehensive Income". The following is a summary of the significant adjustments to Comprehensive Income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31
	2002	2001	2000
	(In Skr million unless otherwise stated)
Net profit (loss) for the year under U.S. GAAP	2,613.4	(312.3)	608.7
Other comprehensive income:
After-tax difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences)	(197.0)	0.7	(120.6)
After-tax difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences	(1,941.0)	1,770.4	—
After-tax effect of transition adjustment related to adoption of SFAS 133	—	181.5	—
After-tax effect of amortization of SFAS 133 transition adjustment	(45.9)	(52.4)	—
Total other comprehensive income	(2,183.9)	1,900.2	(120.6)
Comprehensive income under U.S. GAAP	429.5	1,587.9	488.1

        Accounting for derivative instruments and hedging activities—SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138 (the "Standard") is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. The Standard requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

        In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

  (1)
  The risk of changes in the overall fair value of the entire hedged item

  (2)
  The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk)

  (3)
  The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk)

  (4)
  The risk of changes in its fair value attributable to changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk).

        If the risk designated as being hedged is not the risk in (1) in the paragraph above, SEK may designate one or more of the other risks (interest rate risk, foreign currency exchange risk and credit risk) as the hedged risk. The benchmark interest rate being hedged in a hedge of interest rate risk will be specifically identified as part of the designation and documentation at the inception of the hedging relationship.

        As SEK currently hedges the risk of fair value changes in its loans or investments, the transactions are accounted for according to the fair value hedge model pursuant to SFAS 133.

        There are currently four different strategies used within SEK to hedge changes in fair value.

(A)
Hedge of changes in fair value due to interest rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap (IRS), swapping fixed to floating interest rates.

(B)
Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency.    The hedging instrument is a Cross currency interest rate swap (CIRS), going from fixed interest rate in one currency to floating interest rate in another currency.

(C)
Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A), above it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of IRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate to floating interest rate.

(D)
Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of CIRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate in one currency to floating interest rate in another currency.

        Both at inception of the hedge and on an ongoing basis, SEK's hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

        The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors will be derived from the zero coupon curve, based on the swap curve, for each currency. Embedded features, such as options, futures or forwards will be valued using the best accessible market data and best practice valuation models. A valuation from an external counterparty may also be used. Using a market price for the transaction in question or for a similar transaction will derive the fair value of the option, future or forward contracts. The fair value may also be delivered from an external counterparty.

SIGNATURES

        The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)
	By	/s/ PETER YNGWE Peter Yngwe, President
Date: April 7, 2003

CERTIFICATIONS

I, Peter Yngwe, certify that:

1.
I have reviewed this annual report on Form 20-F of Swedish Export Credit Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 7, 2003	/s/ PETER YNGWE Peter Yngwe (President)

I, Jakob Nordin, certify that:

1.
I have reviewed this annual report on Form 20-F of Swedish Export Credit Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 7, 2003	/s/ JAKOB NORDIN Jakob Nordin (Executive Director Financial Control)

EXHIBIT INDEX

Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on January 22, 2001, file no. 1-8382).
2.1
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
7.1	Calculation of Ratios Of Earnings to Fixed Charges—U.S. Accounting Principles.
7.2	Calculation of Ratios Of Earnings to Fixed Charges—Swedish Accounting Principles.
8.1	Significant subsidiaries as of the end of the year covered by this report are AB SEKTIONEN and AB SEK Securities. See also Item 4 and Introductory Note to Consolidated Financial Statements.
10.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Consent of the Independent Auditors.

QuickLinks

TABLE OF CONTENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Information About Market Risk
  Item 12. Description of Securities Other than Equities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. [Reserved]
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX