Form 20-F
period 2003-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2004-04-28
CIK 352960

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

  ☐
  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

  or

  ☒
  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  For the fiscal year ended December 31, 2003

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
  None
  (Title of Class)

  Securities registered or to be registered pursuant to Section 12 (g) of the Act:
  None
  (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
  Medium-Term Notes, Series B
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

Item 17 ☐                   Item 18 ☒

i

        In this Report, unless otherwise specified, all amounts are expressed in Swedish kronor ("Skr"). See Item 3, "Key Information", for a description of historical exchange rates and other matters relating to the Swedish kronor. On April 26, 2004, the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was 7.6960 Skr per U.S. dollar. No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at that rate.

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

FORWARD-LOOKING STATEMENTS

        This Report contains forward-looking statements. In addition, the Company may make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. The Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

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

        Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. You are cautioned that a number of important factors could cause

ii

actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

  •
  changes in general economic business conditions, especially in Sweden;

  •
  changes and volatility in currency exchange and interest rates; and

  •
  changes in government policy and regulations and in political and social conditions.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

        Not required as this 20-F is filed as an Annual Report.

Item 2. Offer Statistics and Expected Timetable

        Not required as this 20-F is filed as an Annual Report.

Item 3. Key Information

        The following selected financial data at and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 have been derived from SEK's consolidated financial statements prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). SEK prepares its accounts in accordance with Swedish GAAP, which differs in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 33 to the Consolidated Financial Statements.

        On January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, became applicable to SEK. SEK did not achieve hedge accounting under U.S. GAAP for any of its instruments at the inception of SFAS 133. Although SEK structured a substantial portion of its transactions to qualify for hedge accounting treatment under these rules beginning in July 2002, certain transactions for which SEK is economically hedged continue not to qualify for hedge accounting treatment under U.S. GAAP. For these reasons, from January 1, 2001 and going forward there have been and are expected to continue to be significant differences between SEK's net profit and shareholders' funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. These differences arise primarily from the requirements of U.S. GAAP that (1) changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship are required to be recognized currently in the income statement while the contract which the derivative is economically hedging is carried at amortized cost and (2) changes in currency exchange rates affecting the fair value of foreign-currency instruments in the available-for-sale portfolio that are not eligible for hedge accounting are reported only as increases or decreases in shareholders' funds, while the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Based on its experience and knowledge of the functioning of SEK's economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders' funds.

        The following information should be read in conjunction with the more detailed discussion contained in Item 5 "Operating and Financial Review and Prospects".

Selected Financial Data

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(In Skr million, unless otherwise stated)
INCOME STATEMENT DATA
Net interest revenues/(expenses):
SEK excluding the S-system	757.5	798.2	830.7	895.5	904.0
S-system(A)	(67.5)	(193.9)	(230.6)	(334.1)	(297.8)
Operating profit	595.3	664.4	729.0	829.9	826.8
Net profit (Swedish GAAP)	427.5	479.7	540.7	601.8	600.4

After-tax return on equity (%)	13.6%	14.0%	16.2%	15.9%	14.0%
Earnings per share (Swedish GAAP) (Skr)	432	485	546	712	858
Dividend per share (Skr)(C)	1,252	364	405	2,041	953
Net profit (loss) (U.S. GAAP)(D)(E)	643.2	2,613.4	(312.3)	608.7	600.2

Comprehensive income (loss) (U.S. GAAP)(F)	70.9	429.5	1,587.9	488.1	(353.1)
Ratios of earnings to fixed charges (Swedish GAAP)(G)	1.16	1.16	1.12	1.13	1.16
Ratios of earnings to fixed charges (U.S. GAAP)(G)	1.22	1.96	0.91	1.13	1.16
Earnings (loss) per share (U.S. GAAP) (Skr)	650	2,640	(315)	720	857
	At December 31,
	2003	2002	2001	2000	1999
	(Skr million)
BALANCE SHEET DATA
Total credits outstanding(H)	60,870.5	65,470.1	70,361.1	60,855.6	60,314.4
of which SEK excluding the S-system(H)	53,140.5	53,988.9	54,906.7	46,774.6	46,016.4
of which S-system(H)	7,730.0	11,481.2	15,454.4	14,081.0	14,298.0
Total assets	151,800.5	132,538.5	149,540.8	169,804.1	149,476.6
Total debt	135,565.9	114,838.2	128,039.0	145,652.9	129,534.2
of which subordinated debt	3,001.0	2,224.6	4,738.0	4,256.9	3,410.0
Deferred taxes related to untaxed reserves(B)	376.5	380.8	385.0	390.4	434.5
Shareholders' funds (Swedish GAAP)	2,952.2	3,764.7	3,645.4	3,505.7	4,629.0
Total liabilities and shareholders' funds	151,800.5	132,538.5	149,540.8	169,804.1	149,476.6
Shareholders' funds (U.S. GAAP)(C)(D)(E)	3,879.6	5,048.7	4,979.7	3,792.7	5,029.7

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

(C)
In connection with the sale of the Class B shares to the Swedish State on June 30, 2003, SEK paid a total dividend in 2003 of Skr 1,240 million solely to ABB Structured Finance Investment AB, the former holder of the Class B shares that represented approximately 35.5% of the Company's share capital. There was no dividend paid in 2003 to the Swedish State, which now owns all of the shares of SEK.

(D)
On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These adoptions resulted in significant adjustments in computing net profit and shareholders' funds according to U.S. GAAP. This was a result of having to mark at fair value in the balance sheet, certain derivatives which did not qualify for hedge accounting. During 2002, the variability in net income related to the instruments that qualified for hedge accounting was to some extent reduced when the Company was able to apply hedge accounting to certain assets and liabilities. (See Note 33 to the Consolidated Financial Statements.)

(E)
SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these holdings, because, although the value of the assets in Swedish kronor terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish kronor value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding assets in a certain currency, financed by liabilities in that currency. However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates on the value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship are taken directly to equity whereas the offsetting changes in Swedish kronor terms of the borrowing are reflected in earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. The result of the foregoing is that for the year 2003 SEK's U.S. GAAP net profit reflects the addition of Skr 720.4 million of foreign exchange difference on available-for-sale securities, which amount is not reflected in Swedish GAAP net profit before tax effects (2002: addition of 2,695.9 million, 2001: subtraction of 2,458.9 million). There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds). (See Note 33 to the Consolidated Financial Statements.)

(F)
Comprehensive income (loss) (U.S. GAAP) comprises net profit (loss) (U.S. GAAP) and other comprehensive income (U.S. GAAP). (See Note 33 to the Consolidated Financial Statements.)

(G)
For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in the M-system.

(H)
Amounts of credits as reported under the "old format". The old format includes all credits—i.e., credits documented as interest-bearing securities (which are not included in the amounts reported as credits under the "new format"), as well as credits granted against traditional documentation. The amounts reported under the old format, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on the old format unless otherwise stated. (See Note 17 to the Consolidated Financial Statements.)

Foreign Exchange Rates

        The Company publishes its financial statements in Swedish kronor ("Skr"). The following table sets forth for the years indicated certain information concerning the exchange rate for Swedish kronor as against the U.S. dollar ("USD") based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average(A)	Period End
2004 (through April 26)	7.7510	7.0850	7.5228	7.6960
2003	8.7920	7.1950	8.0351	7.1950
2002	10.7290	8.6950	9.6571	8.6950
2001	11.0270	9.3250	10.4328	10.4571
2000	10.3600	8.3530	9.2251	9.4440
1999	8.6500	7.7060	8.3001	8.5050

(A)
The average of the exchange rates on the last day of each month during the period.

        The following table sets forth for the months indicated certain information concerning the exchange rate for Swedish kronor as against the U.S. dollar based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

One-Month Period Ended	High	Low
April 2004 (through April 26)	7.7510	7.4650
March 31, 2004	7.6620	7.3660
February 28, 2004	7.4330	7.1295
January 31, 2004	7.4120	7.0850
December 31, 2003	7.5420	7.1950
November 30, 2003	7.9150	7.5200
October 31, 2003	7.8140	7.5970
September 30, 2003	8.4345	7.7040

        The noon buying rate on April 26, 2004 was USD 1 = Skr 7.6960.

        No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Item 4. Information on the Company

a.
General

        SEK is a public stock corporation wholly-owned by the Swedish State through the Ministry of Foreign Affairs ("Sweden" or the "State").

        SEK was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting the need for long-term credits. SEK's objective is to engage in financing activities in accordance with the Swedish Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as otherwise engage in Swedish and international financing activities on commercial grounds.

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

        From its roots and base in export credits, SEK's product range has expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK's clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK's borrowing activities in the international capital markets have given SEK expertise in financial instruments, an expertise that has earned international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of April 2004: AA+ stable outlook from Standard & Poors and Aa1 from Moody's Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

        SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has increased its financing of infrastructure projects with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK's services and customer base reflects SEK's efforts to become a broader-range finance house with specialists in a number of areas, while continuing to emphasize its traditional role as a long-term lender.

        The increasing integration of business in the Nordic countries is consistent with SEK's goal of having a position in the Nordic countries within its niche: long-term financial solutions. The establishment in 2002 of SEK's representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK's position in the Nordic market.

        SEK has been involved in Sweden's fast-growing trade with the countries in the Baltic region since the early 1990s. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and Nordic business. Within the framework of these activities there are also links to the business opportunities that can be created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe.

        SEK's relationship with national, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers' requirements. This network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

        The address of the Company's principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden, and the Company's telephone number is 011-46-8-613-8300. The Company's authorized representative in the United States is the Consulate General of Sweden, One Dag Hammarskjöld Plaza, 885 Second Avenue, New York, NY 10017, and the telephone number is (212) 583-2550.

        The following table summarizes SEK's credits outstanding and debt outstanding at December 31, 2003, 2002, and 2001:

	At December 31,
	2003	2002	2001
	(Skr million)
Total credits outstanding (old format)(A)	60,871	65,470	70,361
Of which S-system	7,730	11,481	15,454
Total debt outstanding	135,566	114,838	128,039
Of which S-system	554	3,179	5,171

(A)
Amounts of credits as reported under the "old format". The old format includes all credits—i.e., credits documented as interest-bearing securities (which are not included in the amounts reported as credits under the "new format"), as well as credits granted against traditional documentation. These amounts, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on the old format unless otherwise stated. (See also Note 17 to the Consolidated Financial Statements.)

b.
Lending Operations—General

        The following table sets forth certain data regarding the Company's lending operations during the five-year period ended December 31, 2003:

	At December 31,
	2003	2002	2001	2000	1999
	(Skr million)
Offers of long-term credits accepted(A)	18,960	13,365	20,245	20,665	15,495
Of which S-system(B)	1,939	172	743	10,103	3,881
Total credit disbursements	9,954	7,896	17,576	7,760	6,380
Of which S-system	1,032	1,377	3,324	1,573	955
Total credit repayments, including effects of currency translations	17,334	14,599	17,563	3,567	6,134
Of which S-system	4,784	5,357	1,951	1,774	2,454
Total net increase / (decrease) in credits outstanding	1,739	(6,478)	(2,156)	4,042	(370)
Of which S-system	(3,238)	(3,981)	1,354	(201)	(1,499)
Credits outstanding at December 31:
Credits outstanding (old format)(A)	60,870	65,470	70,361	60,856	60,314
Credits outstanding (new format)(A)	40,772	39,033	45,511	47,667	43,625
Of which S-system	8,264	11,502	15,482	14,128	14,329
Total credit commitments outstanding at December 31	14,358	11,849	16,444	19,145	7,838
Of which S-system	10,025	10,124	12,088	13,456	4,445

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities (which are not included in the credits reported as credits under the "new format"), as well as credits granted against traditional credit agreement documentation. Amounts reported under the old format, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refer to amounts based on the old format unless otherwise stated. (See also Note 17 to the Consolidated Financial Statements.)

(B)
SEK offers S-system financing at CIRR (Commercial Interest Reference Rate) rates. The CIRR-rates for new credits are subject to periodic review and adjustment by the OECD. As described below under "—S-system", the OECD Consensus stipulates that credit offers will be valid for acceptance during a period of not more than four months. The attractiveness of an S-system credit offer is, therefore, dependent on the general movement of interest rates during the relevant four month period which is, in turn, a significant factor contributing to the year-to-year differences in offers of long-term credits accepted in the S-system.

        Most of the credits granted by SEK are related to Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are Western Europe and North America. However, exports to other, including less developed, markets are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its counterparty risk exposure policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is not dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but on the creditworthiness of individual counterparties to whom SEK accepts counterparty risk exposure.

        The following tables show the geographic distribution of SEK's credits outstanding (including credits granted against documentation in the form of interest-bearing securities) by domicile of borrower at the dates indicated. The tables further show, by domicile and category, the related risk counterparties to whom SEK's counterparty risk exposures are allocated when taking into account prevailing guarantees and collateral.

		At December 31, 2003 Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
		(Skr billions)
Africa	1.4	1.4	1.3		0.1
Asia	8.1	6.1	5.8	0.2	0.1	0.8	0.7	0.1		1.2	0.3	0.9
Latin America	5.6	4.5	4.1	0.3	0.1	0.1		0.1		1.0	0.3	0.5	0.2
North America	1.1	0.5	0.3		0.2					0.6		0.2	0.4
Sweden	31.5	26.1	10.0	8.5	7.6					5.4		5.4
Other Nordic Area	9.1					6.8	1.6	1.7	3.5	2.3		2.3
Other Western Europe	3.3	0.1	0.1							3.2		3.2
Baltic Area	0.1									0.1			0.1
Other Eastern Europe	0.7	0.2	0.2							0.5		0.5

Total	60.9	38.9	21.8	9.0	8.1	7.7	2.3	1.9	3.5	14.3	0.6	13.0	0.7

		At December 31, 2002 Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
		(Skr billions)
Africa	1.4	1.3	1.3							0.1	0.1	0.0
Asia	12.0	9.2	8.7	0.4	0.1	1.1	1.0	0.1		1.7	0.4	1.3
Pacific
Latin America	7.2	6.2	5.7	0.4	0.1	0.1		0.1		0.9	0.4	0.5
North America	6.3	0.2	0.2							6.1		5.2	0.9
Sweden	25.3	25.1	7.3	9.1	8.7	0.2			0.2
Other Nordic Area	6.7					6.7	1.2	1.2	4.3
Other Western Europe	6.1	0.2	0.1	0.1	0.0					5.9		4.7	1.2
Baltic Area	0.1	0.1	0.1		0.0
Other Eastern Europe	0.4	0.4	0.3		0.1

Total	65.5	42.7	23.7	10.0	9.0	8.1	2.2	1.4	4.5	14.7	0.9	11.7	2.1

		At December 31, 2001 Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
		(Skr billions)
Africa	1.9	1.8	1.7	0.1	0.0	0.0		0.0	0.0	0.1	0.1	0.0
Asia	16.0	12.4	11.7	0.6	0.1	1.6	1.5	0.1	0.0	2.0	0.1	1.9
Latin America	10.0	8.6	8.0	0.6	0.0	0.1		0.1	0.0	1.3	0.5	0.8	0.0
North America	4.7	0.2	0.1	0.0	0.1					4.5		3.7	0.8
Sweden	25.9	25.6	5.2	11.7	8.7	0.3			0.3
Other Nordic Area	7.2					7.2	2.0	1.2	4.0
Other Western Europe	3.8	0.2	0.2	0.0		0.0	0.0		0.0	3.6		3.2	0.4
Baltic Area	0.2	0.2	0.2	0.0	0.0	0.0			0.0
Other Eastern Europe	0.7	0.7	0.3	0.0	0.4

Total	70.4	49.7	27.4	13.0	9.3	9.2	3.5	1.4	4.3	11.5	0.7	9.6	1.2

        As most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, the above tables reflect the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

M-system

        SEK reports credits in the M-System in the following categories:

  1.
  Medium and long-term export financing of capital goods and services.

  2.
  Lines of credit for the refinancing of finance companies', banks' and exporting companies' portfolios of revolving export receivables ("continuous-flow financing").

  3.
  Credits for investments in infrastructure, as well as research and development, to promote Swedish industry and commerce.

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

        SEK's lending also includes financing in cooperation with intergovernmental organizations and foreign export credit agencies. (These credits are included under the relevant underlying type of credit).

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

        Credits outstanding in the M-system at December 31, 2003, 2002 and 2001 were distributed among SEK's various categories of credits as follows:

Credits outstanding, type of credits	2003	2002	2001
	(Skr million)
Financing of capital goods exports	10,919	12,699	17,074
Other export related credits	17,212	20,994	25,854
Infrastructure	25,009	20,296	11,979

Total	53,140	53,989	54,906

        Offers granted by the Company for credits under the M-system that borrowers accepted during the years ended December 31, 2003, 2002 and 2001 were distributed among SEK's various categories of credits as follows:

Offers accepted, type of credit	2003	2002	2001
	(Skr million)
Financing of capital goods exports	4,148	701	5,634
Other export related credits	7,863	8,447	12,448
Infrastructure	5,010	4,045	1,421

Total	17,021	13,193	19,503

        The reduction over the last three years in credits attributable to the financing of export transactions directly and indirectly through continuous flow financing reflects several factors. One of the more important is the general business downturn that reduced capital expenditures, especially in the private sector.

        A more long-term relevant trend has been the reduction in importance of the financing of traditional capital goods in Sweden's export industry. SEK's services have therefore changed over time to meet customers' needs. This means that a credit granted could be either in the form of capital goods export financing or another category of export related credits. In addition, export financing has become more competitive, especially in the recent low interest-rate environment, as financial markets have been deregulated and more exporting companies finance their own sales to gain additional revenue and enhance their competitive position. As SEK is a relatively small player in the market, the changes in volumes from year to year are more the effect of specific business opportunities than the effect of fluctuation in the overall volume of the markets for export credits.

        The growth in infrastructure credits reflects the decision in 1996 to broaden SEK's mandate to include infrastructure financing that directly or indirectly enhances the Swedish export industry. In that connection municipalities and other public authorities in Sweden and elsewhere in the Nordic region have become an increasingly important sector of business that SEK targets.

        Export financing credits in the M-system are made at prevailing market rates of interest. The Company normally makes credit offers at a quoted interest rate that is subject to change prior to acceptance of the credit offer (an "indicative credit offer"). However, credit offers can also be made at a binding interest rate (a "firm credit offer"), but such credit offers have until now rarely been made in the M-system and are then only valid for short periods. When a borrower accepts an indicative credit offer, the interest rate is set and a binding credit commitment by the Company arises. Before the Company makes any credit commitment, it ensures that the currency in which the credit is to be funded is expected to be available for the entire credit period at an interest rate that, as of the day the commitment is made, results in a margin that the Company deems sufficient. Except for the portion of the Company's credits in Swedish kronor that are financed by the Company's shareholders' funds and untaxed reserves, the Company borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Company may accordingly decide not to hedge for movements in interest rate risk particular credit commitments until some time after they are made. Interest rate risks associated with such uncovered commitments are monitored closely and may not exceed interest rate risks limits established by the Board of Directors. The Company's policies with regard to counterparty exposures are described in Item 11.a "Quantitative and Qualitative Disclosures about Market Risk—Risk Management—Credit or Counterparty Risks".

        The Company's initial credit offer and subsequent credit commitment set forth the maximum principal amount of the credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

        The following table shows the currency breakdown of credit offers accepted in the M-system for credits with maturities exceeding one year for each year in the three-year period ended December 31, 2003.

	Percentage of credit offers accepted
Currency in which credit is denominated
	2003	2002	2001
Swedish kronor	36%	47%	23%
Euro	40%	47%	34%
U.S. dollars	17%	5%	40%
Other	7%	1%	3%
Total	100%	100%	100%

S-system

        The S-system was established by the State on July 1, 1978, as a State-sponsored export financing program designed to maintain the competitive position of Swedish exporters of capital goods and services in world markets. After a trial period, in April 1984 the Swedish Parliament extended the S-system indefinitely. The S-system today comprises the normal export financing program and a tied aid credit program. Pursuant to arrangements established in 1978 and amended from time to time thereafter, the Company administers the S-system on behalf of the State against compensation based mainly on outstanding credit volumes.

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

        The S-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the Organization for Economic Cooperation and Development (the "OECD Consensus"), of which Sweden is a member. The OECD Consensus establishes minimum interest rates, required down payments and maximum credit periods for government-supported export credit programs. Terms vary according to the per capita income of the importing country.

        SEK offers S-system financing at CIRR (Commercial Interest Reference Rate) rates. The CIRR-rates for new credits are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that credit offers will be valid for acceptance during a period of not more than four months.

        Effective September 1, 2002, certain new conditions were introduced for CIRR-based credits. Firstly, the commitment fee of 0.25 percent was removed. Secondly, a compensation of 0.25 percent per annum, based on outstanding credit amount was introduced to the benefit of the bank or financial institution leading the credit, to cover the costs of arranging and managing the facility. In addition, the conditions have been amended to permit the applicant to submit the application to the Swedish Export Credits Guarantee Board (the "EKN"), as an alternative to SEK. Regardless, SEK will be responsible for the administration and funding of all transactions.

        The OECD Consensus also strengthens the rules for tied or partially tied concessionary credits. In principle, during 2003 such credits were not permitted to be extended to countries whose per capita

GNP for the year 2002 was greater than USD 2,935. Tied or partially tied concessionary credits to other countries were not permitted to be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms.

        SEK participates with government agencies in a State-sponsored export financing program (the "Concessionary Credit Program") for exports to certain developing countries, presently incorporating a foreign aid element of at least 35 percent. The foreign aid element is granted in the form of lower rates of interest and/or deferred repayment schedules, and the State reimburses SEK in the S-system for the costs incurred as a result of SEK's participation in such program. In general, credits under the program are made with State guarantees administered by the EKN. All such credits granted by SEK must also undergo SEK's customary approval process.

        The following table sets forth the volumes of offers accepted, undisbursed credits at year end, new credits disbursed and credits outstanding at year end under the various programs in the S-system for each year in the three-year period ended December 31, 2003.

	Concessionary Credit Program			CIRR-credits			Total
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(Skr million)
Offers accepted	47	172	279	1,892	0	464	1,939	172	743
Undisbursed credits at year end	67	253	316	9,957	9,871	11,772	10,025	10,124	12,088
New credits disbursed	148	204	208	884	1,173	3,116	1,032	1,377	3,324
Credits outstanding at year-end	2,106	3,990	5,699	5,624	7,491	9,755	7,730	11,481	15,454

Credit Support for Outstanding Credits

        The Company's policies with regard to counterparty exposures are described in Item 11.a "Quantitative and Qualitative Disclosures about Market Risk—Risk Management—Credit or Counterparty Risks".

        The following table shows the credit support by category for the Company's outstanding credits for the five-year period ended December 31, 2003. As most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, this table reflects the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

	Percentage of Total Credits Outstanding at December 31,
	2003	2002	2001	2000	1999
Credits with State guarantees via
National Debt Office(A)	3%	3%	3%	5%	5%
Credits with State guarantees via EKN(B)	20%	26%	33%	29%	31%
Credits with State guarantees (total)	23%	29%	36%	34%	36%
Credits to or guaranteed by Swedish credit institutions(C)	15%	15%	18%	30%	33%
Credits to or guaranteed by foreign bank groups or governments(D)	28%	25%	22%	13%	14%
Credits to or guaranteed by other Swedish counterparties, primarily corporations(E)	10%	14%	10%	13%	10%
Credits to or guaranteed by Municipalities	14%	7%	3%	2%	2%
Credits to or guaranteed by other foreign counterparties, primarily corporations	10%	10%	11%	8%	5%

Total	100%	100%	100%	100%	100%

        See "—Lending Operations—General" for information on the geographical distribution of borrowers.

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

  Generally, an EKN guarantee covers 85-90 percent of losses incurred due to covered risks. Disputed claims must be resolved by a court judgment or arbitral award, unless otherwise agreed by EKN. In the case of a governmental borrower or buyer, the coverage provided by EKN guarantees is effectively as broad. In the table above, only the percentages guaranteed have been included.

  EKN is a State agency whose obligations are backed by the full faith and credit of Sweden.

(C)
At December 31, 2003, credits in this category amounting to approximately 7 percent of total credits were obligations of the four largest commercial bank groups in Sweden.

(D)
Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments.

(E)
At December 31, 2003, approximately 63 percent of credits in this category represented credits to or guarantees issued by ten large Swedish corporations.

        The decline in credits guaranteed by the Swedish Government and credit institutions and the increase in credits guaranteed by foreign governments and institutions is a result of SEK's diversification strategy. Under this strategy, SEK's intention is to reduce the relative proportion of its risk exposure towards Swedish counterparties.

c.
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

        Capital Markets. The Capital Markets group comprises three sub-functions and one wholly-owned limited company. The three sub-functions are Treasury, Syndication, and Credit Investments. The limited company is AB SEK Securities. Treasury is responsible for managing SEK's borrowing program and the investment of its liquidity portfolio. See Item 5, "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Liquidity". Syndication handles risk syndication and risk cover solutions. Credit Investments handles corporate bond investment and trading. AB SEK Securities is a wholly-owned subsidiary with a license from the Swedish Financial Supervisory Authority to conduct a securities business. AB SEK Securities intermediates capital markets products principally in the primary market via private placements.

        In addition, SEK maintains a risk control unit that operates independently of the business areas. See Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Risk Control".

d.
Swedish Government Supervision

        The Company operates as a credit market institution within the meaning of the Swedish Financing Business Act (1992:1610) (the "Act"). As such, it is subject to supervision and regulation by the Swedish Financial Supervisory Authority (the "Supervisory Authority"), an arm of the Ministry of Finance, which licenses and monitors the activities of credit market companies to ensure their compliance with the Act and regulations thereunder and their corporate charters.

        Among other things, the Swedish Financial Supervisory Authority requires SEK to submit reports on a three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority also may (and currently does) appoint an external auditor to participate with SEK's independent auditors in examining the Company's financial statements and the management of the Company.

        As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to a single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

        The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements. The principal measure of capital adequacy is a capital to risk asset ratio, which compares the capital base to the total of assets and off-balance sheet items. The capital base is divided into two components, one of them being "core" or "Tier 1" capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Non-cumulative preferred shares and similar instruments may not be included in Tier 1 capital to the extent they exceed 15% of the Tier 1 capital other than non-cumulative preferred shares and similar instruments. The other component in the capital base is "supplementary" or "Tier 2" capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with an original term of at least five years (with a deduction of 20% for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk (0%, 20%, 50% or 100%) depending on the debtor or the type of collateral, if any, securing the assets. The minimum capital ratio requirement is 8%, and not more than 50% of an institution's regulatory capital may comprise supplementary capital. SEK's policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2003, SEK's total regulatory capital ratio was 16.6% and its Tier 1 ratio was 9.5%. See also Item 5, "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital Adequacy."

        Under the regulatory rules for large exposures, a "large exposure" is defined as an (risk-weighted) exposure to a single counterparty (or counterparty group) that exceeds 10 percent of the institution's regulatory total capital base. These rules state that no individual large exposure may exceed 25 percent of the regulatory total capital base of the institution, and that the aggregate amount of large exposures may not exceed 800 percent of the institution's regulatory total capital base. The aggregate amount of SEK's large exposures on December 31, 2003, was less than 150 percent of SEK's regulatory total capital base, and consisted of risk-weighted exposures to ten different counterparties (or counterparty groups). These counterparties (or counterparty groups) were all rated by at least one of the major rating agencies, Moody's and Standard & Poor's, with ratings of not lower than investment grade.

        The Company's subsidiary, AB SEK Securities, has been licensed to conduct a securities business and as such is regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act.

e.
Competition

        SEK is the only institution authorized by the State to make export financing credits under the S-system. In that connection, and with support from the Swedish State, SEK competes with the export credit agencies of other OECD member countries in providing government-supported export credits. Lending in the M-system faces competition from other Swedish and foreign financial institutions, as well as from direct or indirect financing programs of exporters themselves. Deregulation and globalization of the word's financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

f.
Property, Plants and Equipment

        The Company owns, through its wholly-owned subsidiary AB SEKTIONEN, an office building in the City of Stockholm. The major part of the building is used by the Company as its headquarters.

Item 5. Operating and Financial Review and Prospects

a.
Overview

        Substantially all of SEK's revenues and net income derive from the net interest revenues earned on its credits and interest-bearing securities. Funding for these assets comes from shareholders' funds and debt securities issued in the international capital markets. Accordingly, key elements in SEK's profits from year to year are the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt, the rate of interest earned on the investment of its shareholders' funds and the outstanding volumes of credits and interest-bearing securities in the balance sheet, as well as the relative proportions of its assets funded by debt and shareholders' funds.

        In recent years SEK's net profit under Swedish GAAP has been declining. This reflects several factors, including (1) reductions in shareholders' funds in 2000 and 2003 in connection with changes in SEK's ownership, resulting in a higher proportion of SEK's assets being funded through debt financing, and (2) the lower interest rate environment in recent years that has resulted in maturing investments of the Company's shareholders' funds being reinvested at lower interest rates.

        The Company expects to rebuild shareholders' funds through retained earnings and a restrictive dividend policy. In recent years SEK has also expanded into business areas that may produce non-interest revenue, although commission income has not thus far made a material contribution to SEK's revenues and profits.

b.
Critical Accounting Policies and Estimates

Critical Accounting Policies and Estimates under Swedish GAAP

        The Company has identified as critical accounting policies those accounting policies regarding the application of hedge accounting according to Swedish GAAP. For accounting policies regarding hedge accounting according to Swedish GAAP see below and Note 1(j), and Note1(q) to the Consolidated Financial Statements.

        The Company's lending and investing transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates, currencies, and other relevant factors, such that the Company's exposure to changes in net fair values of such transactions due to movements in interest and/or exchange rates is hedged. Under Swedish GAAP, SEK applies hedge accounting for all transactions that are economically hedged.

        For transactions without matched and offsetting balance sheet positions, SEK enters into derivative transactions, in order to achieve an effective economic hedge. These instruments include interest-rate related, currency related and other agreements that SEK uses for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures.

        SEK accounts for derivatives in accordance with hedge accounting rules under Swedish GAAP. If hedge accounting is applicable, changes in the amortized cost of the derivative is recorded in earnings which corresponds to a similar but opposite change in the amortized cost of the underlying assets or liabilities also recorded in earnings. For the major part of transactions on- or off balance sheet, both derivatives and underlying instruments are recorded at amortized cost or both derivatives and underlying instruments are marked-to-market, meaning that the economic purpose of holding the derivative is always reflected in the accounting treatment under Swedish GAAP.

        In reporting the amounts of its assets, liabilities, derivatives, and its revenues and expenses, the Company must make assumptions and estimates in assessing the fair value of certain assets, liabilities, and derivatives especially where unquoted or illiquid securities or other debt instruments are involved. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. However, under Swedish GAAP, when applying hedge accounting, the net of revenues and expenses would be substantially unchanged.

        Changes in amounts reported are reflected in the net carrying value of the securities where they are carried at fair value. Where the securities are carried at amortized cost, changes in their estimated fair values, arising from changes in management's assessment of the underlying assumptions, may result in the recording of a permanent diminution in their value. In such case, it would also be necessary for SEK's management to exercise judgment as to whether or not changes in the underlying valuation assumptions are only temporary. SEK monitors on an ongoing basis the validity of such assumptions.

        SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. A major part of its assets, liabilities, and related derivatives is denominated in foreign currency. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged, into the same currency.

Critical Accounting Policies in Reconciliation to U.S. GAAP

        The Company has also identified as critical accounting policies those accounting policies regarding the application of hedge accounting according to U.S GAAP. For accounting policies regarding hedge accounting and measurements of fair values according to U.S. GAAP see Note 1(j), 1(q), and Note 33.

        On January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, became applicable to SEK. SEK did not achieve hedge accounting under U.S. GAAP for any of its instruments at the inception of SFAS 133. Although SEK structured a substantial portion of its transactions to qualify for hedge accounting treatment under these rules beginning in July 2002, certain transactions for which SEK is economically hedged continue not to qualify for hedge accounting treatment under U.S. GAAP. For these reasons, from January 1, 2001 and going forward there have been and are expected to continue to be significant differences between SEK's net profit and shareholders' funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. These differences arise primarily from the requirements of U.S. GAAP that (1) changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship are required to be recognized currently in the income statement while the contract which the derivative is economically hedging is carried at amortized cost and (2) changes in currency exchange rates affecting the fair value of foreign-currency instruments in the available-for-sale portfolio that are not eligible for hedge accounting are reported only as increases or decreases in shareholders' funds, while the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Based on its experience and knowledge of the functioning of SEK's economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders' funds.

        For a more detailed description of critical accounting policies and estimates under U.S. GAAP, see Note 33 to the Consolidated Financial Statements.

c.
Assets and Business Volume

Total Assets

        SEK's total assets at December 31, 2003, increased to Skr 151.8 billion (2002: 132.5). The main components of the net change in total assets were an increase by Skr 20.6 billion in the portfolio of interest-bearing securities, and a decrease by Skr 4.6 billion in the credit portfolio. Currency exchange effects negatively affected the book values of the aforementioned portfolios by approximately Skr 6.2 billion and Skr 4.0 billion, respectively, primarily as a result of the depreciation of the U.S. dollar. Credits outstanding represented Skr 60.9 billion (2002: 65.5) of total assets, while interest-bearing securities represented Skr 79.6 billion (2002: 59.0).

        In addition to the revenue-generating assets, the balance sheet at year-end 2003 also included Skr 3.4 billion (2002: 3.4) representing accrued and prepaid items, Skr 0.2 billion (2002: 0.2) representing non-financial assets, and Skr 7.7 billion (2002: 4.5) representing other assets. The main component of the latter item is the aggregate net value of derivative instruments with positive values (see Note 1 (q) to the Consolidated Financial Statements). The approximate month-end average volume of total assets during the year was Skr 139.3 billion (2002: 140.0).

        SEK experienced a lower cost of funding after the change in ownership in June 2003, although there was no change in responsibility for SEK's obligations. This resulted in increased borrowing activities during the latter part of the year and, in turn, the significant growth in interest-bearing securities by year-end. The increase in borrowed funds from such activities has and will be used to fund credits committed though not yet disbursed as well as offers accepted. The volume of credits committed though not yet disbursed increased during the year.

        SEK continues to have a high level of liquid assets and a low funding risk. At December 31, 2003, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See also the graph "Development over Time of SEK's Available Funds" under Item 11, "Quantitative and Qualitative Disclosures About Market Risks—Risk Management—Funding and Liquidity Risks". SEK's current policy is to invest its surplus liquidity in instruments with maturities not exceeding three years and ratings of at least AA3 from Moody's and AA- from Standard & Poor's.

Business Volume

        In 2003 SEK reached a total volume of new customer-related financial transactions amounting to Skr 23.2 billion (2002: 17.9). New direct long-term credits granted totaled Skr 19.0 billion (2002: 13.4) and SEK's share of syndicated customer transactions totaled Skr 4.2 billion (2002: 4.5). The increase in new business during the year was achieved in spite of the weak international economic development.

        Of the direct lending to customers, export credits represented Skr 6.1 billion (2002: 0.9) of new credits, infrastructure credits Skr 5.0 billion (2002: 4.0) and other direct lending Skr 7.9 billion (2002: 8.5).

        Skr 1.9 billion (2002: 0.2) of these credits was granted under the S-system.

        Syndicated customer transactions were partly provided by AB SEK Securities ("SEK Securities"), a wholly-owned subsidiary established in 2002. SEK Securities offers SEKs' customers financing via the capital market, primarily in private placement transactions.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 74.4 billion (2002: 77.3), of which Skr 60.9 billion (2002: 65.5) represented credits outstanding. Of the aggregate amount of credits outstanding and credits committed at December 31, 2003, Skr 17.8 billion (2002: 21.6) was related to the S-system, of which Skr 7.7 billion (2002: 11.5) represented credits outstanding. The decrease in credits outstanding mainly reflects currency exchange effects due to the weakening of the U.S. dollar during the year.

        At the same time, the aggregate amount of outstanding offers for new credits at year-end decreased to Skr 30.7 billion (2002: 59.7). The decrease was due to the fact that a few large offers expired during 2003.

Volume Development, Lending

	Total		Of which S-system
			Total		Of which
	2003	2002	2003	2002	CIRR-credits 2003	Concessionary credits 2003
	(Skr million)
Offers of direct long-term credits accepted(A)	18,960	13,365	1,939	172	1,892	47
Syndicated customer transactions	4,227	4,558	—	—	—	—
Total customer-related financial transactions	23,238	17,923	1,939	172	1,892	47
Undisbursed credits at year-end(A)	13,494	11,849	10,025	10,124	9,957	67
Credits outstanding at year-end (old format)(A)	60,870	65,470	7,730	11,481	5,624	2,106
Credits outstanding at year-end (new format)(A)	40,772	39,033	8,264	11,502	6,158	2,106

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities (which are not included in the credits reported as credits under the "new format"), as well as credits granted against traditional credit agreement documentation. Amounts reported under the old format, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refers to amounts based on the old format unless otherwise stated. See also Note 17 to the Consolidated Financial Statements.

d.
Counterparty Risk Exposures

        SEK aims to maintain its asset quality at a high level. The table "Counterparty Risk Exposures" in Item 11.a, "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Credit or Counterparty Risks" shows the distribution of risk exposures to the various categories of counterparties of SEK's on-balance sheet assets and off-balance sheet items. Of the total risk exposure 18 percent (2002: 27) was against highly rated OECD states; 6 percent (2002: 4) was against local and regional authorities; 65 percent (2002: 56) was against banks, mortgage institutions and other financial institutions and 11 percent (2002: 13) was against corporations and others.

        SEK is a party to financial instruments with off-balance sheet exposures in its ordinary course of business. The amounts of such exposures are shown in the table "Capital Base and Required Capital" under "—Liquidity, Capital Resources and Funding—Capital Adequacy". These instruments include interest-rate related, currency related and other agreements that SEK uses for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures. The accounting policies applied to such instruments are described in Note 1 (q) to the Consolidated Financial Statements. Certain values related to derivatives and other financial instruments, traditionally denoted "off-balance sheet instruments", are accounted for as on-balance sheet items included in the items "Other assets" and "Other liabilities".

        SEK has maintained, and intends to maintain, a conservative policy as regards counterparty exposures arising from its credit portfolio and from other assets as well as from derivative instruments and other financial instruments traditionally accounted for as off-balance sheet instruments.

e.
Results of Operations

SEK excluding the S-system

        Operating profit in 2003 was Skr 595.3 million (2002: 664.4, 2001:729.0). The decrease in profit was due mainly to the impact of the change in ownership in, which resulted in a reduction in shareholders' funds and the issuance of new hybrid capital (see "—Liquidity, Capital Resources and Funding—Funding"), as well as to increases in administrative expenses and depreciation of non-financial assets. Costs related to the change in ownership negatively affected net interest revenues by approximately Skr 48 million.

        Net interest earnings totaled Skr 757.5 million (2002: 798.2, 2001: 830.7). Net interest earnings include net margins from debt-financed assets, on the one hand, and revenues from the investment portfolio (i.e., the long-term fixed-rate assets representing the investment of SEK's equity), on the other hand. For the financial year 2003, the contribution to net interest earnings from debt-financed assets was Skr 447.2 million (2002: 465.9, 2001: 489.1). The underlying average volume of such debt-financed assets was Skr 114.5 billion (2002: 111.7, 2001: 126.9), with an average margin of 0.39 percent p.a. (2002: 0.42, 2001: 0.39). The decline in average margin in 2003 was due mainly to the interest cost of the hybrid capital raised in connection with the change in ownership. The amount of hybrid capital outstanding at year-end was USD 150 million higher than at December 31, 2002. This additional amount, raised in 2003, had carried a negative margin during 2003, before being economically hedged during the latter part of 2003 and beginning of 2004. The increase in average margin in 2002 reflected an increase in margins on new credits that year as well as a reduction in the proportion of debt-financed assets comprising the liquidity portfolio, where the average margin is less than that of the credit portfolio. The average margin remained at 0.42 percent p.a. for the first six months of 2003 prior to the change in ownership.

        The contribution to net interest earnings from the investment portfolio was Skr 310.3 million (2002: 332.3, 2001: 341.6). The decrease in 2003 was due mainly to the dividend and the resulting decrease in equity for the second half of the year; the decrease in 2002 reflected the reinvestment of part of the investment portfolio at lower interest rates.

        Commissions earned were Skr 13.0 million in 2003, compared to commissions earned of Skr 18.5 million in 2002 and Skr 12.8 million in 2001. The decline in commissions earned between 2002 and 2003 was due mainly to lower demand for commission-generating business due to weak demand in many markets. The increase in commissions earned between 2001 and 2002 was due to SEK's ambition to widen its income base and earn commissions in other areas than traditional lending.

        Operating profit in 2003 includes Skr 29.7 million (2002: 33.0, 2001: 36.7) representing remuneration from the S-system, based mainly on outstanding volumes of credits. The outstanding volume of S-system credits decreased by Skr 3.8 billion in 2003 and Skr 4.0 billion in 2002.

        Administrative expenses in 2003 increased to Skr 189.5 million (2002: 166.4, 2001: 150.7). The increase each year was related to higher personnel expenses. The increase is related to investments made in order to strengthen and broaden business activities in respond to market needs. The total number of employees at year-end 2003 was 140 (2002: 123, 2001: 107). The average number of employees increased to 124 in 2003 (2002: 113, 2001: 98).

        Operating profit in 2003 also benefited from a net gain from financial transactions of Skr 11.7 million, compared to a net loss of Skr 0.7 million in 2002 and a net gain of Skr 6.0 million in 2001.

        Depreciation of non-financial assets increased to Skr 15.5 million in 2003 (2002: 7.5, 2001: 6.3). The increase reflected depreciation of intangible and tangible assets placed in service in 2003 as the first phase implementation of an IT-project begun in 2002 to replace SEK's business system. Expenditures related to the IT-project amounting to Skr 37.0 million (2002: 43.4) were booked as investments, of which Skr 36.9 million (2002: 40.1) represent intangible assets and Skr 0.1 million (2002: 3.3) represent tangible assets.

        The result in 2003 was affected by a Skr 1.4 million (2002: 0.0, 2001:10.2) provision under SEK's general incentive system for its staff. In addition to such general incentive system, also individual, performance-related remuneration agreements exist.

        No credit losses were incurred.

        Net profit for 2003 was Skr 427.5 million (2002: 479.7, 2001: 540.7), after charges for taxes amounting to Skr 167.8 million (2002: 184.7, 2001: 188.3). The effective tax rate for 2003 was 28.2 percent (2002: 27.8, 2001: 25.8). The effective rates in 2003 and 2002 corresponded more closely to the nominal rate of 28% than in 2001 when the Company benefited from more tax-exempt income, fewer non-deductible costs and changes in deferred taxation.

        The net profit for 2003, reconciled to U.S. GAAP, reached Skr 643.2 million, compared to a net profit of Skr 2,613.4 million in 2002 and a net loss of Skr 312.3 million in 2001. The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a positive adjustment of Skr 215.7 in 2003, compared to a positive adjustment of Skr 2,133.7 million in 2002 and a negative adjustment of Skr 853.0 million in 2001.

        These substantially higher adjustments during the three year period presented above, when compared to prior periods, were primarily the result of the application, beginning in 2001, of Statement of Financial Accounting Standard 133 (SFAS 133), which has increased the volatility of SEK's U.S. GAAP net income and shareholders' equity. SFAS 133 requires, among other things, that changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship must be recognized currently in the income statement. Negative adjustments to U.S. GAAP income for derivatives and hedging activities, before related tax effects, amounted to Skr 177.8 million in 2003, compared to positive adjustments in 2002 (Skr 359.8 million) and 2001 (Skr 1,392.4 million). Because a substantial portion of the Company's assets, liabilities and derivatives were structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, after that date there is a substantial reduction in volatility in U.S. GAAP income. This effect is observed in the latter part of 2002 and the full year 2003. A main component of the remaining volatility in income for derivatives and hedging activities during 2002 and 2003 is related to derivatives in the portfolio of held-to-maturity securities for which hedge accounting is not permitted under U.S. GAAP. Another main component of the remaining volatility is related to derivatives that are used to hedge perpetual subordinated debt but which do not yet qualify for hedge accounting. It should be noted that SEK is economically hedged for transactions on which hedge accounting is applicable under Swedish GAAP but not under U.S. GAAP. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders' funds related to transactions that qualify for hedge accounting under Swedish GAAP but not under U.S. GAAP.

        Related to this development is the impact of adjustments under U.S. GAAP for changes in currency exchange rates affecting the fair value of foreign currency denominated instruments in SEK's available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133 and the carrying value of their related funding. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders' equity, but the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. As a result, during 2001 when the Swedish kronor depreciated against certain currencies in which these assets were match funded, the reconciliation of SEK's net profit to U.S. GAAP led to a negative adjustment for foreign exchange differences, before related tax effects, of Skr 2,458.9 million (with a corresponding positive adjustment of Skr 2,458.9 million to other comprehensive income, which is a part of equity). This adjustment was the reason the total adjustments in the 2001 reconciliation to U.S. GAAP income statement reached a negative Skr 853.0 million amount. Conversely, in 2002 when the Swedish kronor appreciated against these funding currencies, SEK reported a positive adjustment to net profit for foreign exchange differences, before related tax effects, of Skr 2,695.9 million (with a corresponding negative adjustment of Skr 2,695.9 million to other comprehensive income). As a result of the continuing appreciation of the Swedish kronor against funding currencies during 2003, SEK reported another positive adjustment to net profit for foreign exchange differences, before related tax effects, of Skr 720.4 million (with a corresponding negative adjustment of Skr 720.4 million to other comprehensive income); however, because a substantial portion of the Company's assets, liabilities and derivatives had been structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, the amount of the adjustments was reduced. It should be noted that SEK is economically hedged against the foreign currency exchange effects of the revaluation of balance sheet components. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income related to foreign currency denominated instruments in the available-for-sale portfolio.

        The reconciliation of SEK's net income to U.S. GAAP was negatively affected in 2003 by a loss from the repurchase of its own debt, which under U.S. GAAP is recognized immediately in the income statement and amounted to Skr 55.7 million in 2003. These were corresponding positive adjustments amounting to Skr 51.4 million in 2002 and Skr 56.9 million in 2001.

        See Note 33 to the Consolidated Financial Statements.

The S-system

        CIRR credits, one of the two types of credits in the S-system, contributed to the S-system results with a surplus of Skr 120.0 million in 2003 (2002: 112.7, 2001: 168.4).

        Net costs related to concessionary credits, the second type of credit in the S-system, were Skr 209.8 million in 2003 (2002: 337.0, 2001: 448.6).

        The S-system paid a net compensation to SEK amounting to Skr 29.7 million in 2003 (2002: 33.0, 2001: 36.7), being compensation paid to SEK for carrying the S-system credits and the related credit risks on SEK's balance sheets. The State also reimbursed SEK an additional Skr 60.1 million in 2003 (2002: 191.3, 2001: 243.5) to cover negative net interest and foreign exchange expense.

        Every year during the period from the year after the implementation of the S-system (1978) until 1989, the result of the CIRR-based export credits under such system was negative. Since 1990, however, the result has been positive in the aggregate.

							Net result for S-system
	CIRR credits			Concessionary credits
Results in the S-System by Type of Credit
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(Skr million)
Interest revenues/(expenses)	134.3	131.1	201.8	(201.8)	(325.0)	(432.4)	(67.5)	(193.9)	(230.6)
Remuneration to SEK	(21.7)	(21.0)	(20.5)	(8.0)	(12.0)	(16.2)	(29.7)	(33.0)	(36.7)
Foreign exchange differences	7.4	2.6	(12.9)	—	—	—	7.4	2.6	(12.9)

Total	120.0	112.7	168.4	(209.8)	(337.0)	(448.6)	(89.8)	(224.3)	(280.2)

f.
Liquidity, Capital Resources and Funding

Liquidity

        In accordance with SEK's funding and liquidity policies, at December 31, 2003 the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See the graph "Development over Time of SEK's Available Funds" shown below in Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Funding and Liquidity Risk".

        SEK endeavors to take advantage of borrowing opportunities that arise and, where SEK deems it advantageous, to pre-fund its credits. Its interest-bearing securities, other than credits, were Skr 68.6 billion at December 31, 2003 (2002:55.5), an increase of 23.7% compared to 2002. The increase in these investment securities reflected SEK's increased borrowing activities in the second half of the year in response to the lower funding costs experienced after the change in ownership.

        SEK's policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2003, the book value of its interest-bearing securities with maturities of one year or less was Skr 30.7 billion (2002: 27.0). In addition, at that date the aggregate of SEK's credits and interest-bearing securities with maturities of one year or less exceeded its total senior debt with such maturities by Skr 30.4 billion (2002: 23.4).

        The following tables set forth as of December 31, 2003 the maturity profile of SEK's contractual cash obligations.

	At December 31, 2003 Payments Due by Period
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Skr million)
Senior debt	132,564.9	15,193.7	49,577.9	28,470.3	39,323.0
Subordinated debt	3,001.0	—	—	—	3,001.0	(1)
Capital lease obligations	—	—	—	—	—
Operating leases	—	—	—	—	—
Purchase obligations(2)	—	—	—	—	—
Other long-term obligations	17.9	0.7	2.4	1.4	13.4

Total contractual cash obligations	135,583.8	15,194.4	49,580.3	28,471.7	42,337.4

(1)
Maturity, 2010, subject to redemption beginning in 2005 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million). Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

(2)
Excluding derivative contracts that represent future obligations where the obligation is matched by either an offsetting position in the hedged instrument or in another derivative.

        See also "—Funding" for additional information on the maturities of SEK's debt.

        The following table sets forth the maturity profile of credits outstanding as of December 31, 2003.

	At December 31, 2003 Amount of Credits Outstanding Expiration Per Period
Credits outstanding	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Skr million)
Credits outstanding	60,870.5	14,324.8	22,808.4	16,088.8	7,648.5

        The following table sets forth the maturity profile of SEK's commercial commitments as of December 31, 2003, all of which represented committed undisbursed credits:

	At December 31, 2003 Amount of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Skr million)
Commercial commitments	14,358.3	4,687.7	4,328.9	4,201.4	1,140.3

        For further information about funding and liquidity risk see Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Funding and Liquidity Risk". The figures above in the table are in the diagram "Development over Time of SEK's Available Funds" in Item 11a.

Funding

        The Company funds its lending primarily through public and private offerings of debt securities in the international capital and money markets. In many cases SEK has been willing to provide "tailor-made" structures responding to the needs of the investors. SEK also maintains a number of borrowing programs that allow it to respond quickly to borrowing opportunities or the need to fund a credit quickly.

        During the year ended December 31, 2003, total new borrowings with maturities exceeding one year were equivalent to approximately Skr 62.0 billion, compared with Skr 44.9 billion and Skr 38.0 billion for the years ended December 31, 2002 and 2001, respectively. New borrowings in 2003 comprised 440 transactions (2002: 281), primarily structured private placements in the Japanese, European and U.S. markets. SEK also launched a USD 1 billion global offering in November 2003, issued simultaneously in Europe, Asia and the United States. Two series of hybrid capital offerings added USD 150 million to SEK's capital base in addition to refinancing USD 200 million of existing hybrid capital at lower interest rates. For a description of the Company's outstanding debt, see Notes 22 and 26 to the Consolidated Financial Statements.

        The outstanding volume of debt with original maturities of one year or less decreased in 2003. At December 31, 2003 outstanding debt with remaining maturities of one year or less was Skr 15,193.7 million, compared with Skr 15,591.1 million at December 31, 2002. However, the average maturity of SEK's senior debt at December 31, 2003, had decreased to 7.29 from 8.14 years at December 31, 2002. See "Consolidated Statements of Cash Flows" in the Consolidated Financial Statements and Note 29 to the Consolidated Financial Statements.

        SEK has experienced improved rating and lower cost of funding after the change in ownership. Moody's has upgraded SEK's senior debt rating to Aa1 (from Aa2) and Standard & Poor's has changed its outlook for SEK's senior debt rating (AA+) to stable (from negative). The success of SEK's business is dependent to a significant degree on the maintenance of strong debt ratings.

Capital Adequacy

        The capital base as well as the minimum capital that SEK is required to maintain are determined in accordance with the capital adequacy requirements under Swedish law that are applicable to all credit institutions and securities companies supervised by the Swedish Financial Supervisory Authority.

        SEK has a capital adequacy ratio that is well above the minimum required by law. At December 31, 2003, the regulatory total capital adequacy ratio was 16.6 percent (2002: 17.0), which is more than two times as large as required under Swedish law. Of the regulatory total ratio, the Tier-1 ratio represented 9.5 percent at December 31, 2003 (2002: 11.9). SEK also calculates adjusted capital adequacy ratios with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The adjusted total capital adequacy ratio was 18.3 percent at December 31, 2003 (2002: 18.8), of which 11.1 percent (2002: 13.7) represented adjusted Tier-1.

        The guarantee fund permits SEK to demand additional capital of up to Skr 600 million from the Swedish State if SEK finds it necessary in order to be able to fulfill its obligations.

        SEK's regulatory capital base was Skr 5,953 million at December 31, 2003 (2002: 5,671), of which the Tier-1 related amount was Skr 3,395 million (2002: 3,963). The adjusted capital base was Skr 6,553 million (2002: 6,271), of which the Tier-1 related amount was Skr 3,995 million (2002: 4,563). Risk-weighted claims at year-end amounted to Skr 35,854 million (2002: 33,426). Accordingly, the minimum capital required to satisfy the statutory 8 percent standard was Skr 2,868 million at December 31, 2003 (2002: 2,674).

        The reductions during 2003 in SEK's Tier 1 ratio and capital base on both a regulatory and adjusted basis reflect the dividend paid in 2003, which led to a reduction of Skr 813 million in shareholders' funds at December 31, 2003 compared to the prior year-end. SEK augmented its regulatory capital base by increasing the amount of hybrid capital, only some of which qualified as Tier-1 capital.

        The table "Capital Base and Required Capital" on the next page includes additional information on SEK's regulatory capital.

Capital Base and Required Capital
According to Capital Adequacy Requirements under Swedish law, which are in compliance with international guidelines.
The adjusted capital adequacy ratios shown below are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory approved capital base.
(Skr million)

	Consolidated Group						Parent Company
	December 31, 2003			December 31, 2002			December 31, 2003			December 31, 2002
I. Capital requirement	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items.	151,800	31,682	2,534	132,538	30,447	2,436	151,869	31,752	2,540	132,590	30,510	2,441
Off-balance sheet items	21,171	4,172	334	16,231	2,979	238	21,171	4,172	334	16,231	2,979	238
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	172,971	35,854	2,868	148,769	33,426	2,674	173,040	35,924	2,874	148,821	33,489	2,679
Breakdown by category:
A. Riskweight 0%	49,546	—	—	51,078	—	—	49,546	—	—	51,067	—	—
B. Riskweight 20%	96,053	19,211	1,537	70,346	14,069	1,126	96,051	19,210	1,537	70,346	14,069	1,126
C. Riskweight 50%	2,284	1,142	91	2,481	1,241	99	2,284	1,142	91	2,481	1,241	99
D. Riskweight 100%	14,203	14,203	1,136	17,031	17,031	1,362	14,274	14,274	1,142	17,094	17,094	1,367
E. Market exposures	10,885	1,298	104	7,833	1,085	87	10,885	1,298	104	7,833	1,085	87

Total	172,971	35,854	2,868	148,769	33,426	2,674	173,040	35,924	2,874	148,821	33,489	2,679
	Consolidated Group		Parent Company
II. Capital base(A)
	12/2003	12/2002	12/2003	12/2002
Tier-1 capital	3,395	3,963	3,423	3,987
Tier-2 capital	2,558	1,708	2,554	1,705
Of which:
Upper Tier-2	2,103	1,248	2,100	1,245
Lower Tier-2	455	460	454	460
Total	5,953	5,671	5,977	5,692
Adjusted Tier-1 capital	3,995	4,563	4,023	4,587

Adjusted Total	6,553	6,271	6,577	6,292
	Consolidated Group		Parent Company
III. Capital Adequacy Ratio
	12/2003	12/2002	12/2003	12/2002
Total	16.6%	17.0%	16.6%	17.0%
Of which:
Tier-1 ratio	9.5%	11.9%	9.5%	11.9%
Tier-2 ratio	7.1%	5.1%	7.1%	5.1%
Of which:
Upper Tier-2 ratio	5.8%	3.7%	5.8%	3.7%
Lower Tier-2 ratio	1.3%	1.4%	1.3%	1.4%
Adjusted Total	18.3%	18.8%	18.3%	18.8%
Of which: Adj. Tier-1 ratio	11.1%	13.7%	11.1%	13.7%

IV. Specification of off-balance sheet items (B) (C)

Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
December 31, 2003	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,772	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,838	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172
December 31, 2002
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979

(A)
In 2003, the capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2003 profits.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, various kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

(C)
The terms "positive real exposures" and "negative real exposures" in the table headings refers to such exposures related to derivatives as defined under the capital adequacy requirements under Swedish law.

        In the ordinary course of business SEK is a party to financial instruments with off-balance sheet exposure. The amounts of such exposures are shown in the table above. These instruments include primarily interest rate related and currency related agreements.

Proposal For New Capital Adequacy Rules

        The Basel Committee for Bank Supervision has headed a review of capital adequacy regulations. The Basel Committee issued its first consultative paper in 1999 and the New Basel Capital Accord, Basel II, is expected to adopted in its entirety in mid-2004. Changes to several key points were announced on January 15, 2004. The regulations are expected to come into force on December 31, 2006. In parallel, the European Commission has worked on a proposal to reflect the new rules in an amended EU capital adequacy directive (CAD III). The Swedish Financial Supervisory Authority together with the financial sector is making preparations and has issued a number of reports on how they expect to handle these rules. SEK is also taking steps to assess the impact that these new rules may have on it.

        The purpose of this review of the regulatory framework for capital adequacy is to harmonize and coordinate the development of methods for quantifying risks and their inherent risk based capital requirement. The aim of the work of the Basel Committee is to adapt the capital adequacy rules so that the capital adequacy requirement reflects actual risk-taking better than today. In addition to the capital requirements for credit and market risks contained in the present regulations, there will be a capital requirement for operational risks. According to the new proposal, capital adequacy requirements, following approval from the supervisory authority, can be based on the financial institutions' internal systems and assessment. A number of strict requirements have to be met in order to qualify for this alternative. In addition to these methods there are standard rules similar to the present regulatory framework.

Certain Off-Balance Sheet Arrangements

        SEK has not entered into any transactions, agreements or other contractual arrangements with any unconsolidated entities under which it has any obligations arising (1) under a guarantee contract with any of the characteristics specified in FASB Interpretation No. 45 paragraph 3, (2) out of a variable interest in an unconsolidated entity referred to in FASB Interpretation No. 46, or (3) under a demonstrative instrument in SEK's assets or to which it has transferred assets subject to a retained or contingent interest or similar arrangement that serves as credit liquidity or market risk support to such entity.

g.
Recent Accounting Pronouncements Issued

        A number of new or revised Swedish accounting pronouncement came into effect as from January 1, 2003, generally based on international accounting standards. These changes did not materially affect SEK's financial reports other than to the extent that disclosure requirements were extended. They have been applied in the Consolidated Financial Statements.

        As from January 1, 2004, a new standard for pension accounting (RR 29 based on IAS 19 Employee Benefits) comes into effect. As disclosed in the financial reports, Note 1 (r), SEK is in the process of ascertaining the effects, if any, that this standard will have on the Company's accounting for pensions.

        The Company is also preparing for the implementation of International Financial Reporting Standards in their entirety, expected to apply to SEK as from January 1, 2007. For a further description of these changes refer to Note 1 to the Consolidated Financial Statements.

        A number of new standards and interpretations issued by the FASB also came into effect on January 1, 2003. The FASB has in addition issued standards with a later effective date. These are further described in Note 33 to the Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

        The Board of Directors is responsible for the management of the Company.

        The Company's Articles of Association currently provide that the Board of Directors shall consist of six directors and not more than four deputy directors. The State, as holder of all the Class A shares, elects four directors and may elect two deputy directors, and as holder of the Class B shares, elects two directors and may elect two deputy directors. The Government appoints the Chairman of the Board of Directors, and the directors elected by the holder of the Class B shares may elect a Vice Chairman of the Board of Directors from among the directors.

        The Board of Directors convenes at least six times a year. A deputy director does not have the right to vote at meetings of the Board of Directors unless a director is absent and the deputy director has taken his or her place.

        The directors and deputy directors of the Board of Directors are elected at the annual general meeting to serve for the period until the end of the next annual general meeting. The annual general meeting is required to be held not later than June 30 of each year. Executive officers are appointed by the Board of Directors to serve for a non-fixed period.

        At the annual general meeting held on April 26, 2004, the State, as shareholder, approved amendments to the Company's Articles of Association. These amendments will become effective upon approval by the Government. Under the amended Articles of Association, the Board will consist of six to eight directors, as determined at each annual general meeting, and not more than four deputy directors. The Class A and Class B shareholders will jointly elect all directors and deputy directors, if any.

        Certain information with respect to the Company's directors, deputy directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this Report.

Board of Directors and Executive Officers

Name	Age*	Position
Björn Wolrath	60	Chairman of the Board and Director
Christina Liffner	53	Vice Chairman of the Board and Director
Karin Apelman	42	Director
Helena Levander	46	Director
Claes de Neergaard	54	Director
Risto Silander	46	Director**
Anders Wenström	57	Director
Per Östensson	44	Deputy Director
Peter Yngwe	46	President
Lars Grönlund	56	Executive Director, Credit Management
Måns Höglund	52	Executive Director, Corporate & Structured Finance
Jakob Nordin	44	Executive Director, Financial Control
Sven-Olof Söderlund	51	Executive Director, Strategic Analysis & Planning
Per Åkerlind	41	Executive Director, Capital Markets & Chief Financial Officer

*
At December 31, 2003
**
The election of Mr. Silander is subject to Government approval of the amendment to the Articles of Association increasing the authorized size of the Board.

Biographical Details

        Mr. Wolrath was appointed Chairman of the Board by the Government and Director by the State in September 1998. In 1997 he set up the company Momentum AB in which he is Chairman. From 1981 until 1997 he was President at Skandia. He is chairman of the board of directors of Stiftelsen för Respekt, Telia Pensionsstiftelse and Countermine Technologies AB. He is also a director of Rederi AB Gotland and Samhall AB, Transcom Int. SA and Codan A/S.

        Mrs. Liffner was appointed Director by the State in June 2003 and Vice Chairman in 2004. She has served in various executive capacities at AssiDomän AB, ABB Atom AB, Asea AB and Surahammars Bruks AB since 1979. She is chairman of the board of Svensk Adressändring AB, Svenska Endometriosföreningen and deputy chairman of Swedish Athletic Association. She is a director of Sveaskog AB, V & S Vin & Sprit AB, Third Swedish National Pension Fund and Skandinaviska Jour & Rekryteringsbyrån AB.

        Mrs. Apelman was appointed Director by the State in June 2003. She is Chief Financial Officer at Luftfartsverket since 2001. Prior to that she has served in various executive capacities at Saab Aircraft Leasing and Scandinavian Airlines. She is a director of The Swedish Export Credits Guarantee Board and A-Banan Projekt AB and deputy director of Nordic Airport Properties AB.

        Mrs. Levander was appointed director by the State in April 2004. She is Partner and Chairman of the Board of Nordic Investor Services AB. Prior to that she has served in various executive capacities at Neonet AB, Odin Forvaltning AS and Nordbanken Asset Management. She is a director of SBAB, Bure Equity AB and Gant AB.

        Mr. de Neergaard was appointed Director by the State in June 2003. He is Non-Executive Director, Advisor and Management Consultant. He has served in various executive and supervisory capacities at European Investment Bank, European Bank for Reconstruction and Development, Nordbanken and PKbanken. He is chairman of the board of Nordic Investment Bank, Third Swedish National Pension Fund and GuarantCo Ltd. He is first deputy chairman of the Swedish Export Credits Guarantee Board and a member of the boards of Kaupthing Bank Sweden, Emerging Africa Infrastructure Fund and Access Capital Partners SA.

        Mr. Silander was appointed director by the State in April 2004, with his term of office to begin upon approval by the Government of the amendment to the Articles of Association increasing the authorized size of the Board. He is a private investor and has previously served in various executive capacities at Alfred Berg Nordic Group, UBS Warburg (Stockholm), Goldman Sachs (London), Handelsbanken (Stockholm and London) and Citibank (Stockholm). He is a director of NetOnNet, Telelogic, Trygg-Stiftelsen and Lenta.

        Mr. Wenström was appointed Director by the State in June 2003. He is Director at the Ministry for Foreign Affairs since August 2001. Since 1996 he has served in executive capacities at the Ministry covering, inter alia, Nordic co-operation and trade promotion affairs.

        Mr. Östensson was appointed Deputy Director by the State in April 2001. He is Senior Adviser at the Ministry of Finance since 1998. Prior to that he has served at the Ministry for Foreign Affairs, Allgon Antenn Australia and the Swedish Trade Commission in Sydney.

        Mr. Yngwe has been President since April 1997. Since March 1991 he had been Treasurer and Head of the Finance Department of the Company. From 1988 until then, he served as Treasurer, Treasury and Trading Division of the Company, and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1984.

        Mr. Grönlund has been Executive Director, Credit Management since April 2003. Prior to that he served as Group Senior Vice President at ABB in Zürich.

        Mr. Höglund has been Executive Director, Corporate & Structured Finance since January 2002. Prior to that he served as Head of Private Banking Sweden at Nordea since 2000, Managing Director at Unibank, Sweden Branch since 1999 and held executive capacities at FöreningsSparbanken/Sparbankernas Bank (Swedbank), Götabanken, and Hambros Bank.

        Mr. Nordin has been Executive Director, Financial Control since August 2000. Prior to that he served as General Manager and Head of Finance at Postgirot Bank AB since May 1994. He is a member of the board of Postens Pensionsstiftelse since 1996.

        Mr. Söderlund has been Executive Director, Strategic Analysis and Planning since December 1999. Prior to that he has been Executive Director of Risk & Credit Management since January 1998 and Controller of the Company since 1988.

        Mr. Åkerlind has been Executive Director, Chief Financial Officer and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets since September 2000. Prior to that he served as Executive Director & Treasurer since April 1997. From 1995 until then he has served as Deputy Treasurer and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1990.

Compensation of Directors and Officers

        The aggregate remuneration of all directors and officers as a group paid or accrued in 2003 was Skr 14.7 million (2002: 13.7, 2001: 9.4), all of which was in the form of salaries and bonuses, in the case of officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Company are covered by various national social service programs to which the Company contributes. The Company also maintains a pension plan with an insurance company to which the Company contributed approximately Skr 5.6 million in 2003 on behalf of all officers as a group.

        The total amount of the pension obligations related to certain key officers (including those listed above), charged to results and reported as an allocation, was Skr 17.9 million at December 31, 2003.

        The Chairman of the Board received Skr 0.2 million in remuneration in 2003.

        The President's remuneration and other benefits in 2003 totaled Skr 3.7 million, of which a bonus comprised Skr 0.8 million. The bonus is related to targets in the Company's business plan approved by the Board of Directors. Of the total remuneration to the President, Skr 3.5 million is qualifying income for pension purposes. The President is entitled to annual pension benefits upon retirement at age 60 equal to 75 percent of his terminal pay until age 65 after which it is reduced. Such commitments are covered by insurance.

        Remuneration to other key executive officers of the Company in 2003 totaled Skr 9.9 million of which Skr 1.3 million represented bonuses. The bonuses relate to individual set targets and targets defined in the Company's business plan. Certain key executive officers of the Company (including those listed above) have employment contracts providing, in the event such contract is terminated by the Company, certain compensation during the subsequent two-year period subject to deduction for any salary received in new employment. None of the Directors have contracts with the Company providing for benefits upon termination of service.

        See also Note 10 to the Consolidated Financial Statements.

Certain Committees

        The Board of Directors is not required to have an audit committee or a remuneration committee under either Swedish law or, because it does not have securities listed on a U.S. national securities exchange, by the Sarbanes-Oxley Act of 2002 and the regulations thereunder.

        As from 2004, the Board of Directors has established a remuneration committee. The task of the Remuneration Committee is to investigate on behalf of the Board of Directors the issue of variable remuneration for employees and to report to the Board considerations made in the course of this task. The Remuneration Committee consists of Chairman of the Board and Director Björn Wolrath, Director Claes de Neergaard and Director Marianne Nivert. Through the end of March 2004, the Remuneration Committee had convened on one occasion.

Employee Relations

        During the year, the number of employees averaged 124 (2002: 113, 2001: 98), of which 59 (2002: 54 and 2001: 45) were female and 65 (2002: 59, 2001: 53) were male. The number of employees is small in relation to the volume of lending because the number of lending transactions is relatively few and the administration and documentation of credits is in many cases handled by the banks participating in the transactions. The Company has not experienced any strikes or labor disputes and considers its employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

        Under its Articles of Association, the shares of the Company are divided into Class A and Class B shares, each class having equal voting rights except that the holder of the Class A shares elects four directors and the holder of the Class B shares elects two directors. Under the Articles of Association, holders of shares of the Company have a right of preemption in the event of a transfer of shares of the Company to a person who is not previously a holder of shares of the same class in the Company.

        On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK. The State owns all of the Class A shares and all of the Class B shares.

        The following table sets forth the current share ownership of the Company:

Shareholder	Ownership %	Number of shares
Kingdom of Sweden	Appr. 64.65%	640,000	Class A Shares

Kingdom of Sweden	Appr. 35.35%	350,000	Class B Shares

	100.00%	990,000	Shares

        During the three year period from June 2000 to June 2003 the State held 64.65% of the Company's voting shares, with the other 35.35% held by ABB Structured Finance Investment AB. Prior to that date, the State held 50 percent of the Company's voting shares, with the other 50 percent held by major commercial banks in Sweden.

Transactions with Related Parties

        The Company held interest bearing securities issued by the State and entities partially or wholly controlled by the State totaling Skr 2,257.6 million at December 31, 2003 and Skr 1,857.1 million at March 31, 2004. By means of direct guarantees extended by the National Debt Office and by EKN, carrying by the full faith and credit of Sweden, 23 percent of the Company's outstanding loans at December 31, 2003 were supported by the State. In addition, under the S-system the difference between interest revenues, net commission revenues and any foreign exchange gains related to lending, on the one hand, and interest expenses related to borrowing, all financing costs, any foreign exchange losses, on the other hand, are reimbursed by the State. The State pays also compensation to SEK for administering the S-system. See Item 4, "Information on the Company—Lending Operations—General—S-system".

        The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. The Company may also extend export loans (in the form of direct or pass-through loans) to entities related to the State although no such loans were outstanding at December 31, 2003 or at March 31, 2004. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

        See also Note 31 to the Consolidated Financial Statements.

Item 8. Financial Information

Consolidated Financial Statements

        See Item 18, "Financial Statements".

Legal Proceedings

        There are no material pending or, to the Company's knowledge, threatened legal or governmental proceedings to which the Company is or would be a party or to which any of its property is or would be subject.

Dividend Policy

        SEK's dividend policy strives to provide its shareholder with a competitive long-term return on equity consistent with maintaining a risk capital that is well above the regulatory requirements. In connection with the ownership change in 2003, the Swedish State has stated that SEK will have a restrictive dividend policy given the decrease of core capital resulting from the Skr 1,240 million dividend paid to ABB Structured Finance Investment AB, the former holder of the Class B Shares.

Item 9. The Offer and Listing

Nature of Trading Market

        The Company's 7.375% Exchangeable Preferred Capital Securities and Exchangeable Preferred Capital Securities, Series B, were redeemed and delisted from the New York Stock Exchange in 2003. The Company's 2.875% Global Notes due January 26, 2007, which are listed on the Luxembourg Stock Exchange, are the only issue of the Company's Medium Term Notes, Series B (the "Medium Term Notes") listed on any exchange. Other issues of Medium Term Notes are traded in the over-the-counter market.

Item 10. Additional Information

Exchange Controls and Other Limitations Affecting Security Holders

        There are currently no Swedish exchange control laws or laws restricting the import or export of capital. No approvals are necessary under Swedish law to enable the Company, at the times and in the manner provided in the Company's debt securities and the indentures or other instruments pursuant to which such securities have been issued, to acquire and transfer out of Sweden all the amounts necessary to pay in full the principal of and/or interest on such securities, and any additional amounts payable with respect thereto, and no external approval would be required for any form of prepayment of such securities.

        Under Swedish law and the Company's Articles of Association, there are no limitations on the right of non-resident or foreign owners to hold debt securities issued by the Company.

Memorandum and Articles of Association

        Set forth below is a brief summary of certain significant provisions of the Company's Articles of Association and Swedish law. This description does not purport to be complete and is qualified by reference to the Articles of Association, which are filed as an exhibit to this Report.

Registration

        The Company's registry number with the Swedish Company Registry (Sw. bolagsregistret) held by the National Patent and Registrations Office (Sw. Patent- och registreringsverket) is 556084-0315.

Purpose

        Under Article 2 of the Articles of Association, the Company's objective is to engage in financing activities in accordance with the Financing Business Act and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. SEK's financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) holding of and conduct of trading in securities.

Certain Powers of Directors

        Under the Swedish Companies Act (Sw. Aktiebolagslagen), the Board of Directors is ultimately responsible for the Company's organization and the management of its affairs.

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

        Under Swedish law, the managing director and at least half of the board members must be resident in a European Economic Area country unless exempted by the Swedish Patent and Registration Office. Under Swedish law, a director's term of office may not be more than four years, but the Company's Articles of Association require one year terms. A director may, however, serve any number of consecutive terms. Directors elected at the general meeting of the shareholders may be removed from office by a general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Company's Articles of Association, one director is elected Chairman of the

Board by resolution of the Board (unless elected by the shareholders) at the first meeting following its appointment.

Description of the Shares

        The share capital of the Company shall be not less than Skr 700 million and not more than Skr 2,800 million. Shares may be issued in two Classes, Class A and Class B, respectively. Class A and Class B shares enjoy the same rights to dividends and rights to surplus in event of liquidation. Holders of Class A and Class B shares have a preferential right to subscribe for new shares of their respective Class in proportion to the number of shares of the same Class previously held by the shareholder. Further, all shareholders have a preferential right to subscribe for any shares remaining in any Class of shares as a result of one or more shareholders not having exercised their respective preferential right in whole or in part. No shareholder is obliged to make additional capital contributions in the Company solely as a result of it being a shareholder.

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

Annual General Meeting

        The Annual General Meeting is held once a year within 6 months after the end of the preceding fiscal year. Holders of Class A and Class B shares alternate in electing the Chairman of each Annual General Meeting. Each person entitled to vote at the Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

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

Swedish Taxation

        The following summary outlines certain Swedish tax consequences relating to holders of SEK's debt securities that are not considered to be Swedish residents for Swedish tax purposes, if not otherwise stated. The summary is based on the laws of the Kingdom of Sweden as currently in effect. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of double taxation treaties) of acquiring, owning and disposing of debt securities in their particular circumstances.

        Payments of any principal amount or interest to the holder of any debt security should not be subject to Swedish income tax, provided that such holder is not resident in Sweden for Swedish tax purposes and provided that such holder does not have a permanent establishment or fixed base in Sweden to which the debt securities are effectively connected.

        Swedish withholding tax, or Swedish tax deduction, is not imposed on payments of any principal amount or interest to a holder, except on certain payments of interest to a private individual (or an estate of a deceased individual) with residence in Sweden for tax purposes.

        Generally, for Swedish corporations and private individuals (and estates of deceased individuals) with residence in Sweden for tax purposes, all capital income (e.g., interest and capital gain on a debt security) will be taxable. Specific tax consequences, however, may be applicable to certain categories of corporations, e.g., investment companies and life insurance companies.

Documents on Display

        The Company files reports and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC's public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. Some of the Company's filings are also available on the SEC's website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

a.
Risk Management

        SEK's assignment is to promote the development and international competitiveness of trade and industry by providing long-term, sustainable financing solutions. To fulfil this assignment SEK grants medium and long-term credits. Credits are often at fixed interest rates, although credits at floating rates are also granted. The total time from the start of a credit agreement until final repayment can be as long as twenty years. Such long-term contracts require special attention to the management of the inherent risk exposures.

        In addition to its own business, SEK administers the Swedish State's program for state-supported export credits and its concessionary credits program. Any deficits or surpluses from these programs are reimbursed by or paid to the State. Credit losses from these programs are not reimbursed by the State. SEK must therefore demand adequate collateral for credits granted under these programs just as it does for other credits. All credits are reported on SEK's balance sheet.

        SEK funds its activities primarily by public issues and private placements in the international capital markets. Most borrowing is at fixed interest rates. In its funding operations SEK makes use of traditional borrowing structures as well as more complicated structures, many of which are tailored to suit the needs of investors. In its borrowing, lending and investment of liquid assets, SEK uses various financial instruments, such as interest rate swaps, currency swaps, futures, credit derivatives and options. These instruments are mainly used to hedge or reduce exposures.

SEK's Basic Policies

        SEK's Board of Directors has adopted the following basic policies, which are designed to give its shareholder a competitive long-term return on equity. These basic policies are then broken down into policies for managing different types of risk exposure.

        The basic policies are:

  •
  SEK will carry out its business in such a manner that SEK is perceived as a first-class counterparty by its business partners.

  •
  SEK will be selective in its acceptance of counterparty exposures in order to ensure high credit quality.

  •
  All SEK's credit commitments will be fully funded at all times through to maturity.

  •
  SEK will at all times have risk capital that is well above the regulatory requirements.

Credit or Counterparty Risks

        A credit or counterparty risk represents the risk of loss that would occur if a borrower and its guarantors are unable to perform in accordance with the terms and conditions of a contract. SEK manages counterparty risks with the aid of a system which includes routines for credit rating, limits, risk classification and monitoring procedures. The system takes into account differences between exposures to different countries, sectors, groups of counterparties and individual counterparties, as well as between different types of risk. Most of SEK's counterparties are rated by one or more recognized international rating agencies. SEK has an internal rating system for counterparties that lack such a rating. SEK's executive committee may establish counterparty exposure limits up to certain levels approved by the Board of Directors. Limits above these levels can only be established by the Board of Directors or the Credit Committee whose members are from the Board of Directors and the Executive Committee.

        SEK's credit policy limits the companies and states to which it is prepared to assume risk exposure to the following:

  •
  The Swedish state and other Nordic states, local and regional authorities.

  •
  OECD states with high credit quality.

  •
  Limited exposure to states in Eastern and Central Europe. In these regions SEK concentrates on countries with good credit quality and positive economic development, primarily the EU candidate countries.

  •
  Swedish and other Nordic banks and credit institutions.

  •
  International banks with high credit quality.

  •
  Swedish and Nordic companies with high credit quality, mostly listed companies.

  •
  A limited number of foreign companies with high credit quality.

        In 1997, SEK's Board of Directors decided to allow exposure to credit risks of other than traditional types. This means that SEK, within the framework of its credit risk policy, in certain cases may grant credits for project financing, i.e., credits for which repayment depends entirely on the cash flow generated by the project. At year-end 2003 the volume of such credits outstanding was Skr 173 million (2002: 153). In addition, such credits committed but not yet disbursed amounted to Skr 129 million (2002: 5).

        In order to reduce the counterparty risk exposures that may arise from derivative contracts, SEK strives to obtain collateral or mark-to-market agreements from its counterparties before entering into derivative contracts. These agreements oblige SEK's counterparties to provide collateral to SEK in the form of first-class securities and blocked funds. The contracts can also be adjusted if the market values of the contracts exceed set levels or if the counterparty's rating falls below a certain set level. These levels are determined individually and agreed with each counterparty.

        One key aspect of counterparty exposure is duration, as shown in the following graph:

        The majority of credits granted by SEK comprise long-term financing which supports Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are Western Europe and North America. However, exports to other, more or less developed, markets are also important. Consequently, there is a financing need for transactions which involve buyers in many different countries with varying credit quality. Pursuant to its counterparty risk policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is not dependent on the creditworthiness of individual buyers of Swedish goods and services nor on the countries in which they are domiciled. Dependence is instead on the creditworthiness of other counterparties, which have assumed responsibility, for example by guaranteeing repayment of the credit. These counterparties are often other than the buyers and have a higher creditworthiness. Counterparty risk exposures are shown in the two following tables:

COUNTERPARTY RISK EXPOSURES
(Skr bn)

Consolidated Group and Parent Company:

	Total				Credits & Interest-bearing securities				Derivatives, Undisbursed credits, etc.
	12/2003		12/2002		12/2003		12/2002		12/2003		12/2002
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	29.7	18	37.8	27	24.2	17	32.5	26	5.5	26	5.3	33
Municipalities	9.5	6	5.8	4	9.3	6	5.7	5	0.2	1	0.1	1
Mortgage institutions	5.2	3	4.2	3	5.2	4	4.2	3	—	—	—	—
Banks	58.5	36	47.0	33	50.3	36	41.8	34	8.2	39	5.2	32
Other credit institutions	41.6	26	27.9	20	35.1	25	22.6	18	6.5	31	5.3	33
Others	17.1	11	17.7	13	16.4	12	17.5	14	0.7	3	0.2	1

TOTAL	161.6	100	140.4	100	140.5	100	124.3	100	21.1	100	16.1	100

The table shows the breakdown, by counterparty category, of SEK's total counterparty risk expenses related to credits, interest-bearing securities and off-balance sheet items.

CREDITS OUTSTANDING (INCL. COMMITTED CREDITS)
BORROWERS (PRIMARY OBLIGERS) BY REGION AND RELATED RISK COUNTERPARTIES
(TAKING INTO ACCOUNT GAURANTEES AND OTHER COLLATERAL) BY REGION AND CATEGORY.

		At December 31, 2003 Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
		(Skr billions)
Africa	1.4	1.4	1.3		0.1
Asia	8.1	6.1	5.8	0.2	0.1	0.8	0.7	0.1		1.2	0.3	0.9
Latin America	5.6	4.5	4.1	0.3	0.1	0.1		0.1		1.0	0.3	0.5	0.2
North America	1.1	0.5	0.3		0.2					0.6		0.2	0.4
Sweden	31.5	26.1	10.0	8.5	7.6					5.4		5.4
Other Nordic Area	9.1					6.8	1.6	1.7	3.5	2.3		2.3
Other Western Europe	3.3	0.1	0.1							3.2		3.2
Baltic Area	0.1									0.1			0.1
Other Eastern Europe	0.7	0.2	0.2							0.5		0.5

Total	60.9	38.9	21.8	9.0	8.1	7.7	2.3	1.9	3.5	14.3	0.6	13.0	0.7

        A specific type of counterparty risk is known as settlement risk. Settlement risk is the risk of loss corresponding to the change in market value if a counterparty who has completed a deal defaults before fulfilling its part of the transaction. Separate settlement limits have been set for certain counterparties. Such limits have been set not only for the traditional types of counterparties, but also for certain smaller institutions. For these smaller institutions, the individual limits may amount to only some ten million Swedish kronor.

Market Risks

        A market risk represents the risk of loss that would occur if the value of a contract should change due to changes in market conditions, such as interest rates or exchange rates.

        All individual financial instruments are subject to market risk. A change in the market value of an instrument also changes the counterparty risk of that instrument.

        In principle, the longer the remaining maturity of an instrument, the greater its potential market risk. However, maturity is only one factor that affects market risk. SEK's potential market risk related to individual contracts and counterparties is large since SEK's business is focused on long-term transactions and its lending is denominated in a number of currencies and mostly carries fixed interest rates. However, the majority of these individual market risks are hedged by offsetting transactions.

        SEK uses various techniques to assess and manage market risks which are designed to provide a clear picture and good control of such risks.

        SEK funds its activities in all major capital markets.

        Pending on-lending of borrowed funds, which normally have long maturities and fixed interest rates, the funds are swapped into liquid assets at floating interest rates. Later, when credits are granted, these liquid assets are sold and in most cases new swaps are entered into or the swaps are unwound. Since SEK uses complicated techniques and borrowing structures, which may include embedded options and formulas to determine repayment amounts, SEK is party to a large number of interest-rate related and currency-related contracts as well as equity-related and commodity-related contracts. Figures for derivative items are shown under Item 5, "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding" in the table entitled "Capital Base and Required Capital".

        Derivative contracts with positive values and negative values respectively, are reported on-balance sheet as one component of other assets and other liabilities respectively. See Note 1(q) to the Consolidated Financial Statements.

Credit Spread Risks

        In line with SEK's efforts to develop its business while still maintaining a good control of risks, a portfolio was established in 2000 for investments exposed to market value changes due to changes in credit risk spreads ("credit spread market risk") in the underlying assets. The Board of Directors has set a limit for the credit spread market risk in this portfolio—measured as the change in market value, based on the assumption of immediate shifts in the relevant credit spreads. Different changes—dependent on counterparty category, rating and sector, as well as duration for the individual assets—are assumed in the risk calculation. The credit spread market risk may not exceed Skr 100 million. At year-end 2003 the credit spread market risk was Skr 5.7 million.

Currency Risks

        SEK grants credits in all major currencies and matches these with borrowings in the same currencies. SEK does not take currency risks, with the exception of short-term risks resulting from earnings generated by interest margins in foreign currencies. The Board of Directors has established a limit for currency risks, measured as the change in value of foreign currency positions resulting from a 10 percent change in the exchange rate for the Swedish kronor. The aggregate currency risk may not exceed Skr 40 million. At year-end 2003 the aggregate currency risk was Skr 2.5 million (2002: 10.6).

Interest Rate Risks

        SEK takes certain interest rate risks in order to provide competitive, fixed rate credits in all maturities. Since SEK continually grants new credits at varying amounts with different disbursement periods and maturities, it is cost effective for SEK to manage the interest rate risk on a portfolio level in the various currencies. Consequently, there are varying, although limited, amounts that are exposed to interest rate risk.

        The Board of Directors has established the following limits for interest rate risks:

  •
  The interest rate risk related to shifts in the yield curve in each individual currency may not exceed the highest value of:

  -
  the risk from a parallel shift in the yield curve; based on the assumption of a one percentage point interest rate change on all maturities, and

  -
  the risk from a change of the yield curve; based on the assumption that interest rates change in different directions for different maturities.

  •
  The aggregate interest rate risk related to changes in the yield curve may not exceed the equivalent of Skr 190 million, of which a maximum of Skr 50 million may be attributable to the next twelve-month period.

  •
  Sub-limits are established for the different currencies based on their relative importance to SEK.

  •
  Risk related to differences in the interest rate basis for different currencies (basis risk) may not at any time exceed the equivalent of Skr 190 million. These risks are calculated based on internally established standard differentials.

        SEK's interest rate risks, as defined above, related to shifts in the yield curve for foreign currencies amounted to Skr 28.0 million at year-end 2003, of which Skr 6.2 million was related to 2004. The total period to which the risk is attributable exceeds ten years. The major part of this risk pertains to U.S. dollars, euros and Swiss francs.

        The interest rate risk, as defined above, related to changes in the yield curve for Swedish kronor amounted to Skr 19.2 million at year-end 2003, of which Skr 16.5 million was related to 2004.

        Perpetual subordinated debt with related hedging transactions, as well as the assets in which shareholders' funds and untaxed reserves are invested, are excluded from the calculation of these interest rate risks.

        At year-end 2003, SEK's shareholders' funds and untaxed reserves were invested in fixed income assets representing lending and securities Skr 3.8 billion, and SEK's office building Skr 0.1 billion.

        SEK's policy is to invest equity in assets with medium-term maturities, in order to ensure a stable, long-term return on shareholders' funds. The average remaining maturity on the above-mentioned investments, which total Skr 3.8 billion, is two years.

        At year-end 2003, SEK had Skr 2,546 million of perpetual subordinated debt outstanding. The interest rate risk related to Skr 1,085 million of this volume was hedged with interest rate swaps with maturities between 2019 and 2023.

Funding and Liquidity Risks

        A funding and liquidity risk represents the risk of loss that would occur if commitments could not be met due to a deficit in borrowing or liquidity, so-called cash flow mismatches.

        SEK's policy is to fund all lending commitments throughout their maturity. This allows SEK to grant new credits whenever needed. Equally, SEK can avoid taking up new borrowing in the capital markets over long periods if the terms offered are considered unfavorable. Although SEK's policy means that SEK should never be forced to raise new borrowings to meet its commitments, SEK has established a large number of long-term as well as short-term borrowing programs all over the world. These programs reduce dependence on individual markets and their liquidity. In addition, SEK also has access to certain back-up credit facilities for its short-term borrowing programs.

        The development over time of SEK's available funds, and of its outstanding and committed credits at year-end 2003, is shown in the following diagram:

Legal Risks

        A legal risk represents the risk of loss that would occur if a transaction could not be completed as planned due to some legal obstacle, such as inaccurate documentation or non-enforceability of certain conditions.

        Legal risks are reduced by involving experienced internal decision makers, in-house and external legal advisors, and administrative staff. Knowledge development and a high level of integrity are encouraged among the staff.

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

        SEK does not develop its own computer systems, with the exception of some applications and interfaces that are specially adapted for SEK's operations. Further, SEK rents its new main treasury system from an external supplier. There are maintenance and development agreements with external parties. Strict back-up routines are applied in the IT Function in order to reduce the risk of loss of information. The IT Function also have access to external hardware back-up in the event of damage to SEK's equipment.

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

        The plan also specifies the formats and regularity of reporting to the President, the Board of Directors and the auditors. An overall identification of all types of risks associated with SEK's business is required so that these objectives can be met. The intention is to be able to assess different types of risks, their relative importance, and the quality and accuracy of the routines, measurements and reports used in risk management. The risk areas monitored are primarily counterparty risk and market risk, but Risk Control also controls legal risk, operational risk, systems risk and to some extent liquidity risk.

        Risk Control also examines and evaluates SEK's organization, routines and internal control. Good internal control means that the business is organized so that it is conducted in compliance with applicable law and regulations and is in accordance with adopted policies and instructions.

        A high level of internal control is maintained by:

  •
  Ongoing updates of internal instructions and authorizations.

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

        Risk Control has the task of checking compliance with changes in decision-making rules, routines, reporting and risk management. These controls are always carried out in close cooperation with the employees responsible for day-to-day business in order to raise awareness of and understanding for such activities.

        Risk Control is also tasked with examining agreements entered into by SEK, primarily credit and borrowing agreements. Other types of agreements and commitments are also examined. The main purpose of such control is to verify that the agreements are formulated in line with SEK's established policies.

b.
Quantitative Information

        Quantitative information about market risk inherent in derivative financial instruments, other financial instruments, and derivative commodity instruments

				As of December 31,
				2003	2002
				(Skr million)
Trading	a	)	Interest Rate Risk	—	—
			Swedish kronor	—	—
			Other currencies.	—	—
	b	)	Foreign Currency Exchange Risk	—	—
	c	)	Commodity Price Risk	—	—
	d	)	Other Relevant Market Risk	—	—
Other Than Trading	a	)	Interest Rate Risk	—	—
			Swedish kronor	19	39
			Other currencies	28	81
	b	)	Foreign Currency Exchange Risk	3	11
	c	)	Commodity Price Risk	—	—
	d	)	Other Relevant Market Risk	6	14

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

Foreign Currency Exchange Risk

        Foreign currency exchange risk is defined as the change in fair values for items reported, on or off balance sheet, which would be the result of a change in the value of the Swedish kronor by ten percent.

Instruments included in the calculation

        All relevant instruments that have inherit market risk have been included in the calculation. This includes derivative financial instruments, other financial instruments and derivative commodity instruments to the extent such instruments are not derivative financial instruments.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the President, the Chief Financial Officer and the Chief Accounting Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the President, the Chief Financial Officer and the Chief Accounting Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There have been no changes in the Company's internal controls or in other factors that could materially affect internal controls during the period covered by this report. Therefore, no corrective actions have been taken.

Item 16A. Audit Committee Financial Expert

        The Company currently is not required to, and does not, have an audit committee. While certain members of the Board of Directors have varying degrees of financial and accounting experience, the Board has not concluded that any of its members is an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

        In this context, it should be noted that the Company is under the supervision of the Swedish Financial Supervisory Authority. In addition to the auditors elected by the Annual General Meeting, the Swedish Financial Supervisory Authority appoints an independent accountant to audit on its behalf the Company's financial statements. Accordingly, the Company believes that there is a meaningful independent review of its financial statements beyond that performed by the independent auditors elected by the Annual General Meeting.

Item 16B. Code of Ethics

        The Company has in place ethical guidelines that apply to all employees including all executive officers. The guidelines are consistent with and also in some aspects more restrictive than Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

  •
  honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships; and

  •
  compliance with applicable governmental laws, rules and regulations.

        Although these ethical guidelines do not meet the definition of "code of ethics" in the regulations adopted pursuant to the Sarbanes-Oxley Act of 2002, primarily because they do not specifically address matters relating to the Company's disclosure in reports and documents filed with the SEC and in other public communications, the Company believes that its ethical guidelines are sufficient for their stated purpose and to comply with Swedish regulations and guidelines.

Item 16C. Principal Accountant Fees and Services

        The following table sets forth for the years ending December 31, 2003, and 2002, the costs related to aggregate fees by the principal independent auditors, KPMG.

        Aggregated fees billed by the Company's independent auditors by category:

	2003	2002
	(Skr million)
Audit fee	5.5	4.1
Audit-related fee	1.1	3.6
Tax fee	0.2	0.2
All other fee	0.3	0.1

Total fee	7.1	8.0

        "Audit fee" comprises the aggregate fees in relation with audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of senior debt. It should be noted that for 2003 certain costs related to audit of 2002 financial statements is included. "Audit-related fee" comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. The major part of the audit-related fees is related to the examination of the reconciliation to U.S. GAAP, especially with regard to SFAS 133, Accounting for Certain Derivative Instruments and Certain Hedging Activities. "Tax fee" comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. "All other fees" comprises fees mainly related to the preparation for adoption of International Financial Reporting Standards as described in Note 1 to the Consolidated Financial Statements.

PART III

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        The Company's consolidated and parent company financial statements for the fiscal year ended December 31, 2003, prepared in accordance with Item 18 of Form 20-F, begin on page F-1 of this Report.

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
2.1
Fiscal Agency Agreement dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of debt securities authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments.
2.2
Deed of Covenant dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of securities of SEK authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments.
2.3
Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia.
2.4
Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia.
2.5
Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation).
2.6
Indenture, dated as of August 15, 1991, between the Company and the First National Bank of Chicago, as Trustee, relating to the Company's Medium Term Notes, Series B (filed as Exhibit 4(a) to the Registrant's Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).
7.1	Calculation of Ratios of Earnings to Fixed Charges — U.S. Accounting Principles.
7.2	Calculation of Ratios of Earnings to Fixed Charges — Swedish Accounting Principles.
8.1	Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN and AB SEK Securities, each of which is incorporated in Sweden.
12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a).
13.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of the Independent Auditors.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AB Svensk Exportkredit:

        We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2003 and 2002, and the related consolidated and parent company statements of income and of cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of operations and of cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

KPMG BOHLINS AB
By:	/s/ ANDERS LINÉR Anders Linér Authorized Public Accountant

Stockholm, Sweden
February 20, 2004 except Note 31 and
Note 33 which are as of April 14, 2004

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF INCOME

SEK (exclusive of the S-system)	2003		2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
	(Skr million)
Interest revenues	4,432.9	4,438.5	4,838.4	4,843.8	6,911.7	6,917.5
Interest expenses	-3,675.4	-3,675.5	-4,040.2	-4,040.2	-6,081.0	-6,081.2

Net interest revenues (Notes 4, 5)	757.5	763.0	798.2	803.6	830.7	836.3
Commissions earned (Note 6)	13.0	9.1	18.5	14.0	12.8	12.8
Commissions incurred (Note 6)	-17.1	-17.1	-6.5	-6.5	-7.7	-7.7
Remuneration from the S-system	29.7	29.7	33.0	33.0	36.7	36.7
Net results of financial transactions (Notes 7, 8)	11.7	11.7	-0.7	-0.7	6.0	6.0
Other operating income (Note 9)	6.4	7.6	0.9	1.8	8.2	8.1
Administrative expenses (Note 10)	-189.5	-191.9	-166.4	-170.4	-150.7	-157.0
Depreciations of non-financial assets (Notes 11, 12, 13)	-15.5	-13.4	-7.5	-5.4	-6.3	-4.2
Other operating expenses (Note 9)	-0.9	0.0	-5.1	-4.3	-0.7	0.0

Operating profit	595.3	598.7	664.4	665.1	729.0	731.0
Changes in untaxed reserves (Note 15)	n.a.	15.4	n.a.	15.0	n.a.	19.3
Taxes (Note 16)	-167.8	-172.5	-184.7	-188.5	-188.3	-193.7

NET PROFIT FOR THE YEAR	427.5	441.6	479.7	491.6	540.7	556.6

The above income statements do not include the S-system, the results of which are shown below.

S-system	2003	2002	2001
	(Skr million)
Interest revenues	443.4	592.5	622.7
Interest expenses	-510.9	-786.4	-853.3

Net interest expenses (Notes 4, 5)	-67.5	-193.9	-230.6
Remuneration to SEK	-29.7	-33.0	-36.7
Foreign exchange effects (Note 7)	7.4	2.6	-12.9
Reimbursement from the State	89.8	224.3	280.2

Net	0.0	0.0	0.0

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2003			December 31, 2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
	(Skr million)
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 18)	4,458.5	4,458.5	57.4	6,008.5	6,008.5	75.3
Of which current assets	(3,645.8)	(3,645.8)	(57.4)	(5,031.2)	(5,031.2)	(75.3)
Of which fixed assets	(812.7)	(812.7)	—	(977.3)	(977.3)	—
Credits to credit institutions (Note 17)	17,569.6	17,567.7	4,789.8	12,984.7	12,973.6	6,537.5
Credits to the public (Note 17)	23,202.4	23,202.4	3,474.1	26,048.2	26,048.2	4,964.2
Other interest-bearing securities (Note 18)	95,298.6	95,298.6	—	79,393.7	79,393.7	—
Of which current assets	(63,752.0)	(63,752.0)	—	(49,001.9)	(49,001.9)	—
Of which fixed assets	(31,546.6)	(31,546.6)	—	(30,391.8)	(30,391.8)	—
Of which credits	(31,111.6)	(31,111.6)	—	(29,912.1)	(29,912.1)	—
Shares in subsidiaries (Note 19)	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets (Note 11, 12, 13)	201.7	85.7	—	178.0	59.8	—
Other assets (Note 20)	7,678.3	7,751.6	96.9	4,526.0	4,593.6	160.9
Prepaid expenses and accrued revenues (Note 21)	3,391.4	3,391.3	93.7	3,399.4	3,399.2	139.9

Total assets	151,800.5	151,869.3	8,511.9	132,538.5	132,590.1	11,877.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions (Note 22)	2,545.8	2,555.8	1.2	611.9	611.9	8.6
Borrowing from the public (Note 22)	28.7	28.7	0.0	33.4	33.4	0.0
Senior securities issued (Note 22)	129,990.4	129,990.4	552.5	111,968.3	111,968.3	3,170.1
Other liabilities (Note 23)	9,979.3	10,014.7	147.5	10,547.8	10,578.3	65.0
Lending/(borrowing) between SEK and the S-system	—	—	7,697.0	—	—	8,393.0
Accrued expenses and prepaid revenues (Note 24)	2,908.7	2,908.3	113.7	2,988.8	2,988.4	241.1
Allocations (Note 25)	394.4	17.9	—	399.0	18.2	—
Subordinated securities issued (Note 26)	3,001.0	3,001.0	—	2,224.6	2,224.6	—

Total liabilities and allocations	148,848.3	148,516.8	8,511.9	128,773.8	128,423.1	11,877.8
Untaxed reserves (Note 15)	n.a.	1,344.6	—	n.a.	1,360.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,117.6	149.3	—	1,132.7	140.0	—

Total non-distributable capital	2,107.6	1,139.3	—	2,122.7	1,130.0	—
Profit carried forward	417.1	427.0	—	1,162.3	1,185.4	—
Net profit for the year	427.5	441.6	—	479.7	491.6	—

Total distributable capital	844.6	868.6	—	1,642.0	1,677.0	—

Total shareholders' funds (Note 27)	2,952.2	2,007.9	—	3,764.7	2,807.0	—

Total liabilities, allocations and shareholders' funds	151,800.5	151,869.3	8,511.9	132,538.5	132,590.1	11,877.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities (Note 1 (l))
Subject to lending	108.9	108.9	—	329.6	329.6	—
CONTINGENT LIABILITIES (Note 28)	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits (Note 28)	14,358.3	14,358.3	10,024.6	11,848.6	11,848.6	10,124.1

Specification of Change in Shareholders' Funds

        Consolidated Group

	2003	2002
	(Skr million)
Opening balance of shareholders' funds	3,764.7	3,645.4
Dividend paid	(1,240.0)	(360.4)
Net profit for the period	427.5	479.7

Closing balance of shareholders' funds (Note 27)	2,952.2	3,764.7

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003		2002		2001
(A)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
	(Skr million)
Cash flows from operating activities
Net profit for the year	427.5	441.6	479.7	491.6	540.7	556.6
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	-15.4	n.a	-15.0	n.a.	-19.3
Increase(+)/decrease(-) in deferred taxes	-4.3	—	-4.2	—	-10.5	-5.1
Depreciations	15.5	13.4	7.5	5.4	6.3	4.2
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	8.0	8.0	574.6	574.6	531.0	531.0
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	-80.1	-80.0	-576.9	-577.0	-944.1	-943.7
Decrease(+)/increase(-) in derivative instruments
with positive or negative values	-2,342.3	-2,342.3	-1,691.5	-1,691.5	-188.6	-188.6
Other changes—net	-1,378.7	-1,380.5	323.7	323.7	-1,589.0	-1,725.1
Disbursements of credits(B)	-9,953.8	-9,953.8	-7,896.4	-7,896.4	-17,576.0	-17,576.0
Repayments of credits, including effects of currency translations	17,333.7	17,333.7	14,598.7	14,598.6	17,562.7	17,562.8
Net increase(-)/decrease(+) in bonds and securities held(C)	-14,354.8	-14,354.9	8,016.4	8,016.5	17,517.9	17,517.9
Other changes related to credits—net(B)	-9,119.0	-9,128.3	-224.2	-213.1	2,169.5	2,169.5

Net cash (used in)/provided by operating activities	-19,448.3	-19,458.5	13,607.4	13,617.4	18,019.9	17,884.2

Cash flows from investing activities
Capital expenditures	-39.3	-39.3	-46.2	-56.2	-5.0	-5.1

Net cash (used in)/provided by investing activities	-39.3	-39.3	-46.2	-56.2	-5.0	-5.1

Cash flows from financing activities
Net decrease (-)/increase (+) in originally short-term debt	-5,972.9	-5,972.9	5,968.8	5,968.8	-41,809.8	-41,809.8
Proceeds from issuance of long-term senior debt	61,929.3	61,929.3	44,926.5	44,926.5	37,957.0	37,957.0
Proceeds from issuance of long-term subordinated debt	2,546.3	2,546.3	1,323.8	1,323.8	—	—
Repayments of long-term senior subordinated debt	-1,765.0	-1,765.0	-3,733.7	-3,733.7	—	—
Adjustment of long-term subordinated debt due to currency translations	-4.9	-4.9	-103.5	-103.5	—	—
Repayments of long-term senior debt, including effects of currency translations	-48,742.6	-48,732.4	-67,592.3	-67,592.3	-11,655.7	-11,519.9
Dividend paid	-1,240.0	-1,240.0	-360.4	-360.4	-401.0	-401.0
Own long-term debt repurchased, net change	12,737.4	12,737.4	6,009.6	6,009.6	-2,105.4	-2,105.4

Net cash (used in)/provided by financing activities	19,487.6	19,497.8	-13,561.2	-13,561.2	-18,014.9	-17,879.1

Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period(B)	0.0	0.0	0.0	0.0	0.0	0.0

(A)
The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation number 7—Accounting Recommendation for Cash Flows.

(B)
Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes—net. The amount of deposits with banks at December 31, 2003 was Skr 9,494.5 million (375.5).

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

Introductory Note

The Parent Company compared with the Consolidated Group

        The Company reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

        The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly-owned subsidiaries AB SEKTIONEN and AB SEK Securities (the "Subsidiaries"). AB SEKTIONEN's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. AB SEK Securities was established in 2002.

        The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

Note 1.    Accounting principles applied

Introduction

        Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, is adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

        The regulations include, among other things, specific rules for "hedge accounting". Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same. Hedge accounting has been applied also in prior years.

Implementation of International Financial Reporting Standards

        According to the EU-regulation on the application of international accounting standards, consolidated accounts of companies with debt or equity instruments publicly traded should be prepared in conformity with the international accounting standards ("IAS") that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments on a regulated market in the EU may start the application of international accounting standards from January 1, 2007. It is suggested that this possibility is implemented in Swedish law. Since SEK will be subject to these transitional provisions, due to the fact that SEK has issued listed debt securities but not issued listed equity instruments, the application of international accounting standards will not be compulsory for SEK until January 1, 2007.

        SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 as the area where the implementation of IAS will have the highest impact compared to present accounting policies. In specific it is the detailed rules for "hedge accounting" in IAS 39 that are anticipated to create the most significant amendments to the present accounting policies of SEK. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

        SEK has during 2003 started a conversion project for applying International Financial Reporting Standards ("IFRS"). The conversion project is still in an assessment phase, and there are no quantitative impact studies finalized.

The following accounting policies have been applied:

(a)    Consolidation.    The consolidated financial statements have been drawn up, in accordance with The Swedish Financial Accounting Standards Council's recommendation number 1:00, Consolidated Accounts, based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiaries and the equity of the Subsidiaries, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by the AB SEKTIONEN and is consolidated accordingly. All inter-company accounts and transactions have been eliminated in consolidation.

        No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of"allocations". Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

(b)    S-system.    SEK administers, against compensation, the State's export credit support system, and the State's tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the State) are reported as "Due from the State" (see also Note 20) until settled.

Results in the S-System by Type of Credit
	CIRR credits			Concessionary credits			Net result for S-system
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(Skr million)
Interest Revenues/(expenses)	134.3	131.1	201.8	(201.8)	(325.0)	(432.4)	(67.5)	(193.9)	(230.6)
Remuneration to SEK	(21.7)	(21.0)	(20.5)	(8.0)	(12.0)	(16.2)	(29.7)	(33.0)	(36.7)
Foreign exchange differences	7.4	2.6	(12.9)	—	—	—	7.4	2.6	(12.9)

Total	120.0	112.7	168.4	(209.8)	(337.0)	(448.6)	(89.8)	(224.3)	(280.2)

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

        Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the State as described in Note 1(b).

(d)    Accrual basis accounting.    The SEK-group applies the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also Note 1(b)).

(e)    Settlement or trade date reporting.    The reporting on the balance sheet is based on trade date, however, in the case of credits and debt, on settlement days.

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

        Securities in the Trading Portfolio ("trading accounts securities" or "Trading Securities"), as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

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

        The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i)"Treasuries, etc., eligible for refinancing with central banks", and (ii) "Other interest-bearing securities". Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, according to SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term "Treasuries/government bonds". All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to "Treasuries/government bonds" and to "Other interest-bearing securities".

(k)    Deposits.    Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

(l)    Bond lending.    Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets lent to other parties will—although not formally representing collateral—be reported under the heading"Collateral Provided".

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

(n)    Provisions for probable credit losses.    Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2003. There has been no need to make any provision in groups for individually valued claims.

(o)    Depreciation and amortization.    Office equipment is depreciated on the straight-line method over an estimated useful life of 5 years. Buildings and building equipment, including fair value adjustments relating to the building held by the acquired subsidiary AB SEKTIONEN, are also depreciated on the straight-line method over an estimated useful life of 67 years. Intangible assets, i.e. capitalized IT software investments, are amortized by 20 percent per year from the date the asset is available for use. (See also Note 1(s).)

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

(r)    Pension obligations.    The Company sponsors a defined benefit multiemployer pension plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

        The Company will in 2004 adopt a new Swedish accounting standard based on IAS 19 Employee Benefits. Such standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan.

(s)    Intangible assets.    The Swedish Financial Accounting Standards Council's recommendation number 15, Intangible Assets, has been applied regarding the capitalized part of the investment in the IT-system in progress. As regard to IT-system, the capitalized part includes expenses that are considered to be related to the intangible asset, for example consultant fees and expenses for own personnel contributing in producing the intangible asset.

(t)    Income tax.    Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is expected tax payable on the taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

(u)    Certain references.    In certain cases, references are made in the "Notes to the income statements, balance sheets, and statements of cash-flows" to information included in other sections of this annual report. Such information shall be deemed to be included herein by reference.

(v)    Recent accounting pronouncements.    The Swedish Financial Accounting Standards Council has issued a number of new or revised standards effective 2004 or later:

        RR 29 based on IAS 19 Employee Benefits. Given the character of SEK?s pension arrangements, RR 29 will not have any material impact on financial reporting during 2004, except for increased disclosure requirements. See also Note 1(r).

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

        The relevant exchange rates for the currencies representing the largest portions of SEK's in the balance sheet reported net assets and liabilities were the following (expressed in Swedish kronor per unit of each foreign currency):

	2003		2002		2001
Currency	Exchange rate	Portion at year-end	Exchange rate	Portion at year-end	Exchange rate	Portion at year-end
EUR	9.0940	29.9%	9.1925	26.7%	9.419	16.8%
USD	7.275	28.1%	8.825	21.0%	10.6675	42.8%
JPY	0.06800	15.9%	0.07395	22.2%	0.08125	19.9%
SKR	1.00	12.4%	1.00	14.8%	1.00	10.9%
AUD	5.4325	5.1%	4.975	—	—	—
CHF	5.8285	2.3%	6.3235	4.1%	6.3600	2.2%
Others	—	6.3%	—	11.2%	—	7.4%

Note 3.    Assets, liabilities and off-balance sheet contracts denominated in foreign currencies

        Assets, liabilities and off-balance sheet contracts denominated in foreign currencies are included in the total amount of assets, liabilities and off-balance sheet contracts reported by the following amounts (expressed in millions of Swedish kronor).

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total assets	151,800.5	151,869.3	8,511.9	132,538.5	132,590.1	11,877.8
Of which denominated in foreign currencies	124,934.1	124,887.3	7,868.2	102,092.8	102,091.9	11,037.3
Total liabilities	148,848.3	148,516.8	8,511.9	128,773.7	128,423.1	11,877.8
Of which denominated in foreign currencies	124,862.6	124,820.4	7,814.4	117,928.3	117,929.2	11,120.4

	2003			2002
	Consolidated Group	Parent Company		Consolidated Group	Parent Company
Total nominal amount of off-balance sheet contracts and commitments	287,095.3	287,095.3		255,462.9	255,462.9
Of which denominated in foreign currencies	264,846.0	264,846.0		236,557.3	236,557.3

        In the case of off-balance sheet contracts, individual contracts that include both an asset-constituent and a liability-constituent have been included in the category"of which denominated in foreign currencies" if at least one constituent of the contract is denominated in a foreign currency. Although large gross amounts of assets and liabilities are denominated in foreign currencies, only limited net currency exchange exposures are allowed under SEK's policy with regard to foreign currency exposures. See Note 32.

        If the translation from foreign currencies to Swedish kronor would have been made at the end of year 2003 with the translation rates that were applicable at the end of the year 2002, the volume of total assets at the end of year 2003 would have been Skr 162.0 billion, i.e., Skr 10.2 billion more than actually reported. Of that amount, Skr 4.0 billion relates to lending and Skr 6.2 billion relates to interest-bearing securities.

Note 4.    Net interest revenues

	2003			2002			2001
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Interest revenues were related to:
Credits to credit institutions	381.0	380.8	282.5	599.4	598.9	375.0	975.4	967.6	384.5
Credits to the public	722.5	722.5	142.8	720.6	720.6	207.2	944.3	944.3	220.6
Interest-bearing securities	3,296.6	3,296.6	6.4	3,528.1	3,528.1	7.6	4,977.5	4,977.5	9.7
Other items	32.9	38.7	11.8	-9.7	-3.8	2.7	14.5	28.1	7.9

Total interest revenues	4,432.9	4,438.5	443.4	4,838.4	4,843.8	592.5	6,911.7	6,917.5	622.7
Interest expenses were related to:
Borrowings from credit institutions	40.3	40.4	128.8	112.0	111.8	215.1	214.0	206.3	448.2
Borrowings from the public	2.7	2.7	0.0	11.2	11.2	3.2	18.8	18.8	11.8
Senior securities issued	4,303.3	4,303.4	135.4	4,147.9	4,147.9	362.6	3,481.7	3,481.7	384.0
Subordinated securities issued	168.3	168.2	—	247.4	247.4	—	291.5	291.5	—
Derivative instruments	-836.7	-836.7	244.1	-514.8	-514.8	204.8	2,065.7	2,065.7	9.1
Other items	-2.5	-2.5	2.6	36.5	36.7	0.7	9.3	17.2	0.2

Total interest expenses	3,675.4	3,675.5	510.9	4,040.2	4,040.2	786.4	6,081.0	6,081.2	853.3
Net interest revenues	757.5	763.0	-67.5	798.2	803.6	-193.9	830.7	836.3	-230.6

        SEK's policy with regard to counterparty exposures states that SEK will be selective in accepting counterparty exposures. See Note 32.

        The average interest rate on credits outstanding under the category "credits to the public" at year-end was 3.2 percent (2002: 3.8, 2001: 3.8) under the M-system and 3.9 percent (2002: 3.2, 2001: 3.3) under the S-system. It should be noted that such interest rates represent aggregated information related to fixed-rate as well as floating-rate credits denominated in varying currencies with varying maturities.

        Net interest revenues include Skr 0.2 million of net earnings related to financial leasing objects. See also Note 17.

Note 5.    Interest-rate exposures

        See Note 32 for information about SEK's policy with regard to interest-rate exposures and SEK's interest-rate exposures at year-end.

Note 6.    Net commission revenues

	2003			2002			2001
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Commissions earned were related to:
Financial consultant commissions	7.2	7.2	—	5.2	5.2	—	2.7	2.7	—
Other commissions earned	1.9	1.9	—	8.8	8.8	—	10.1	10.1	—
Capital market commissions	3.9	—	—	4.5	—	—	—	—	—

Total commissions earned	13.0	9.1	—	18.5	14.0	—	12.8	12.8	—
Commissions incurred were related to:
Risk capital guarantee from shareholders	5.3	5.3	—	6.0	6.0	—	6.0	6.0	—
Financial consultant commissions	1.4	1.4	—	0.5	0.5	—	1.7	1.7	—
Other commissions incurred	10.4	10.4	—	—	—	—	—	—	—

Total commissions incurred	17.1	17.1	—	6.5	6.5	—	7.7	7.7	—
Net commission revenues	-4.1	-8.0	—	12.0	7.5	—	5.1	5.1	—

Note 7.    Net results of financial transactions

	2003			2002			2001
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Net results of financial transactions were related to:
Currency exchange effects	-6.1	-6.1	7.4	-5.4	-5.4	2.6	12.6	12.6	-12.9
Unrealized profits/losses related to interest-bearing securities and other financial instruments	15.9	15.9	—	-2.2	-2.2	—	-4.6	-4.6	—
Realized profits/losses related to interest-bearing securities and other financial instruments	1.9	1.9	—	6.9	6.9	—	-2.0	-2.0	—

Total results of financial transactions	11.7	11.7	7.4	-0.7	-0.7	2.6	6.0	6.0	-12.9

Note 8.    Currency exchange exposures

      See Note 32 for information about SEK's policy with regard to currency exchange exposures and SEK's currency exchange.

Note 9.    Other operating income and expenses

	2003			2002			2001
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating income
Remuneration related to excess funds to the benefit of policyholders of certain pension insurance companies	6.1	6.1	—	—	—	—	6.3	6.3	—
Effects related to compensation from S-system	0.0	0.0	—	—	—	—	1.1	1.1	—
Other	0.3	1.5	—	0.9	1.8	—	0.8	0.7	—

Total other operating income	6.4	7.6	—	0.9	1.8	—	8.2	8.1	—
	2003			2002			2001
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating expenses
Value adjustment of claims for policyholders of certain pension insurance companies	—	—	—	3.5	3.5	—	—	—	—
Effects related to compensation to S-system	—	—	—	0.7	0.7	—	—	—	—
Other	0.9	0.0	—	0.9	0.1	—	0.7	—	—

Total other operating expenses	0.9	0.0	—	5.1	4.3	—	0.7	—	—

Note 10. Administrative expenses

	2003		2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Administrative expenses were related to:
Personnel expenses:
Salaries and remuneration to the Board of Directors and the President(1)	5.8	4.5	4.0	4.0	5.0	5.0
Salaries and remuneration to other employees	66.0	64.9	56.4	55.0	47.4	47.4
Pensions(2)	23.8	23.1	19.2	18.7	13.2	13.2
Social insurance	25.8	25.2	21.7	21.3	18.5	18.5
Other personnel expenses	6.1	5.9	8.2	8.2	14.1	14.1

Total personnel expenses	127.5	123.6	109.5	107.2	98.2	98.2
Other administrative expenses:
The company's real estate and premises	5.1	12.1	3.8	10.6	2.9	9.2
Other expenses	56.9	56.2	53.1	52.6	49.6	49.6

Total other administrative expenses	62.0	68.3	56.9	63.2	52.5	58.8
Total administrative expenses	189.5	191.9	166.4	170.4	150.7	157.0

(1) 2001 included salaries and remunerations to the previous Executive Vice President
(2) Of which: Calculated pension expenses	1.0	1.0	1.2	1.2	2.2	2.2
Pension premium expenses(3)	22.8	22.1	18.0	17.5	11.0	11.0

(3) Of which Skr 2.0 million (2002: 1.2, 2001: 1.2) relates to the President and of which Skr 1.4 million (2002: 1.0, 2001:1.0) in excess of what is tax-deductible. Skr 3.5 million (2002: 2.8) pertains to other key officers included in senior management, of which Skr 2.0 million (2002: 1.5) is in excess of what is tax-deductible.

        The following information about certain officers and directors is provided in accordance with a recommendation of the Swedish Industry and Commerce Stock Exchange Committee:

        The Chairman of the Board of Directors received Skr 0.2 million for 2003 (2002: 0.2, 2001: 0.2) in remuneration.

        The President's remuneration consists of basic salary, bonus and other benefits. The President received in total Skr 3.7 million for 2003 (2002: 3.2, 2001:3.0) in remuneration, of which bonus Skr 0.8 million (2002: 0.8, 2001: 0.6). The bonus is related to targets in the company's business plan approved by the Board of Directors. Of the total remuneration to the President, Skr 3.5 million (2002: 3.0, 2001: 3.0) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his final salary up to 65 years after which it reduces. Such commitment is covered by insurance and includes survivors' pension.

        The remuneration to other key officers included in the senior management consists of basic salary, bonus and other benefits. The amount of the remuneration to other key officers in the senior management was Skr 9.9 million (2002: 8.6), of which Skr 1.3 million (2002: 1.3) was bonus. The bonus relates to individual set targets and targets defined in the business plan. Of the total remuneration to the key officers Skr 7.7 million (2002: 7.6) is qualifying income for pension purposes. For certain key officers in the senior management, if their employment contracts are terminated by the Company, there is an agreement to pay such officers compensation during a two-year period, although any salary received in new employment will be deducted. Key officers included in the senior management have a retirement age between 60 and 65 years. The pension commitments are covered by insurance, are defined benefit and include survivors' pension.

        As from 2004, the Board of Directors has established a remuneration committee.

        During 2003 the Swedish Act on Annual Accounts was amended as to require certain information regarding employees sick leave time as recorded by the company.

        The information is required to be disclosed in the Annual Report and should reported for the first time for the six-month period starting July 1, 2003. The following information is based on statistics from the payroll system which also has been the base for the accounting records. For the six-month period period starting July 1, 2003, total sick leave for all employees was 2.8 percent of total regular hours of work. Total sick leave for women was 3.8 percent and for men 1.7 percent. The proportion of total sick leave that was related to sick leave of 60 days or more was 46 percent. Breakdown of total sick leave by age:

–29 years	1.8%
30 - 49 years	3.9%
50 years–	0.6%

Remuneration to the auditors and related audit companies

(remuneration may for accounting purposes be included in other items than administrative expenses):

	2003		2002		2001
	Audit fee	Other fee	Audit fee	Other fee	Audit fee	Other fee
Audit company
Deloitte & Touche	0.3	—	0.1	—	—	—
Ernst & Young AB	—	—	0.2	1.1	0.2	—
KPMG	5.5	1.6	4.1	3.9	3.4	5.0
Öhrlings PricewaterhouseCoopers	0.1	0.0	0.1	—	0.1	—

Total remuneration	5.9	1.6	4.5	5.0	3.7	5.0

        Audit fee includes also auditing of stock exchange reporting and issue prospectus.

Note 11. Office and building equipment

	2003		2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	32.4	32.4	33.6	33.6	41.3	41.3
Accumulated depreciations at year-end	-14.2	-14.2	-13.4	-13.4	-22.9	-22.9
Of which made during the year	(-4.4)	(-4.4)	(-4.4)	(-4.4)	(-4.2)	(-4.2)

Book value	18.2	18.2	20.2	20.2	18.4	18.4

        See also Note 1 (o).

Note 12. Intangible assets

	2003		2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	77.0	77.0	40.1	40.1	—	—
Accumulated depreciations at year-end	-10.0	-10.0	-1.0	-1.0	—	—
Of which made during the year	(-9.0)	(-9.0)	(-1.0)	(-1.0)	(—)	(—)

Book value	67.0	67.0	39.1	39.1	—	—

        See also Note 1 (s).

Note 13. Buildings and land

	2003		2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Buildings:
Acquisition cost	142.8	0.7	142.8	0.7	142.8	0.7
Accumulated depreciations at year-end	-26.4	-0.3	-24.2	-0.3	-22.0	-0.3
Of which made during the year	(-2.1)	(0.0)	(-2.1)	(0.0)	(-2.1)	(0.0)

Book value	116.4	0.4	118.6	0.4	120.8	0.4
Taxable value	48.8	0.4	46.9	0.4	37.2	0.3
Land:
Acquisition cost	0.1	0.1	0.1	0.1	0.1	0.1
Accumulated depreciations at year-end	—	—	—	—	—	—
Of which made during the year	(—)	(—)	(—)	(—)	(—)	(—)

Book value	0.1	0.1	0.1	0.1	0.1	0.1
Taxable value	39.2	0.3	37.7	0.2	29.9	0.2
Buildings and land:
Total acquisition cost	142.9	0.8	142.9	0.8	142.9	0.8
Total accumulated depreciations at year-end	-26.4	-0.3	-24.2	-0.3	-22.0	-0.3
Of which made during the year	(-2.1)	(0.0)	(-2.1)	(0.0)	(-2.1)	(0.0)

Total book value	116.5	0.5	118.7	0.5	120.9	0.5
Total taxable value	88.0	0.7	84.6	0.6	67.2	0.5

        See also Note 1 (o).

Note 14. Counterparty risk exposures

        SEK's policy with regard to counterparty risk exposures is described in Note 32. Further, included in in Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Credit or Counterparty Risks" in the table "Total Counterparty Risk Exposures" is shown SEK's counterparty exposures, broken down by different categories of contracts, at year-end.

Note 15. Untaxed reserves

	2003	2002	2001
	Parent Company	Parent Company	Parent Company
Tax allocation reserve:
Opening balance	1,360.0	1,375.0	1,394.3
Dissolution during the year	-219.1	-245.2	-263.6
Allocation during the year	203.7	230.2	244.3

Closing balance	1,344.6	1,360.0	1,375.0
Of which:
1996 Tax allocation reserve	—	—	245.2
1997 Tax allocation reserve	—	219.1	219.2
1998 Tax allocation reserve	218.5	218.5	218.5
1999 Tax allocation reserve	195.5	195.5	195.5
2000 Tax allocation reserve	252.3	252.3	252.3
2001 Tax allocation reserve	244.4	244.4	244.3
2002 Tax allocation reserve	230.2	230.2	—
2003 Tax allocation reserve	203.7	—	—

        In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated by 72 percent to "non-distributable shareholders' funds" and by 28 percent to deferred taxes (related to untaxed reserves), included as one component of "allocations", in the Balance Sheet. Changes in the amounts reported as deferred taxes are included in "taxes" in the

Income Statement. Accordingly, the amounts related to the Group companies' untaxed reserves are included in the statements of the Consolidated Group as shown below:

	2003	2002	2001
	Consolidated Group	Consolidated Group	Consolidated Group
Balance sheet:
Opening balance included in "non-distributable shareholders' funds	979.4	990.0	1,003.8
Net change during the year	-11.1	-10.6	-13.9

Closing balance included in "non-distributable shareholders' funds"	968.3	979.4	989.9
Opening balance reported as "deferred taxes" (included in "allocations")	380.8	385.0	390.4
Net change during the year	-4.3	-4.2	-5.4

Closing balance reported as "deferred taxes" (included in "allocations")	376.5	380.8	385.0
Total opening balance included in "allocations" and "non-distributable shareholders' funds"	1,360.2	1,375.0	1,394.3
Total net change during the year	-15.4	-14.8	-19.3

Total closing balance included in "allocations" and "non-distributable shareholders' funds"	1,344.8	1,360.2	1,375.0
Income statement:
Amount included in "taxes" related to net change during the year in "deferred taxes"	-4.3	-4.2	-5.4

Note 16. Taxes

	2003		2002		2001
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Provision for taxes for the year	171.2	171.6	191.2	190.8	205.2	205.2
Less: Credit for foreign taxes	-0.8	-0.8	-0.8	-0.8	-6.4	-6.4
Change in deferred taxes related to other assets	1.6	1.6	-1.6	-1.6	—	—
Change in deferred taxes related to allocations	0.1	0.1	0.1	0.1	-5.1	-5.1
Change in deferred taxes related to untaxed reserves	-4.3	n.a	-4.2	n.a	-5.4	n.a

Net amount of taxes	167.8	172.5	184.7	188.5	188.3	193.7

        Deferred taxes are accounted for in accordance with the Swedish Financial Accounting Standards Council's recommendation number 9—Income Taxes.

        The nominal tax rate amounts to 28 percent (2002: 28, 2001: 28) and the effective tax rate amounts to 28.2 percent (2002: 27.8, 2001: 25.8).

Difference between nominal and effective tax rate

	2003	2002	2001
%	Consolidated Group	Consolidated Group	Consolidated Group
Nominal income tax rate	28.0	28.0	28.0
Depreciation on consolidated surplus value	0.1	0.1	0.1
Other non tax-deductible costs	0.2	0.2	0.0
Credit for foreign taxes	0.0	-0.1	-0.6
Non-taxable income	0.0	0.0	-1.2
Change in deferred taxes related to allocations	0.0	0.0	-0.7
Other items	-0.1	-0.4	0.2

Effective tax rate	28.2	27.8	25.8

        Deferred taxes are calculated based on nominal tax rates. Exceptions from that rule are only made in the case of acquisitions based on net value when the tax effects have been an important part of the business transaction. In that case the deferred taxes are calculated based on the acquisition cost. If the deferred taxes instead should have been calculated based on the nominal tax rate an accumulated deferred tax liability amounting to Skr 31.9 million (2002: 32.5, 2001: 33.1) would have been posted to the balance sheet.

Note 17. Credits outstanding

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Credits to credit institutions	17,569.6	17,567.7	4,789.8	12,984.7	12,973.6	6,537.5
Credits to the public	23,202.4	23,202.4	3,474.1	26,048.2	26,048.2	4,964.2

Total credits outstanding	40,772.0	40,770.1	8,263.9	39,032.9	39,021.8	11,501.7
Of which denominated in:
Swedish kronor	11,141.9	11,140.1	489.0	11,526.6	11,515.5	694.2
Foreign currencies	29,630.0	29,630.0	7,774.9	27,506.3	27,506.3	10,807.5
Deposits with banks and states, repurchase agreements and cash on demand	-10,967.5	-10,965.7	-533.9	-3,474.9	-3,463.8	-20.5
Credits reported as interest-bearing securities(A)	31,066.1	31,066.1	—	29,912.1	29,912.1	—
Total credits outstanding, including credits reported as interest-bearing securities, but excluding deposits with banks	60,870.5	60,870.5	7,730.0	65,470.1	65,470.1	11,481.2

(A)
In accordance with regulations of the Swedish Financial Supervisory Authority credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        Credits outstanding are classified as fixed financial assets.

        During 2003, SEK, in its ordinary course of business, acquired leasing objects which were classified as financial leasing objects (as opposed to operational leasing objects) in accordance with the Swedish Financial Accounting Standards Council's Recommendation number 6:99—Leasing Agreements. When making such classification all aspects regarding the leasing contract, including third party guarantees, should be taken into account. The acquisition price of the leasing objects amounted to Skr 380.2 million (—), and the book value of at year-end amounted to Skr 310.1 million (—).

        In accordance with regulations of Swedish Financial Supervisory Authority past-due credits and problematic credits will be reported.

        In addition to the following information see notes 1(m) and 1(n).

        Past-due credits and Problematic credits at year-end:

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidateed Group	Parent Company	Of which S-system
Past-due credits(B):
Aggregate amount of principal and interest past-due	47.5	47.5	6.3	64.3	64.3	1.4
of which covered by adequate guarantees	47.5	47.5	6.3	64.3	64.3	1.4
Principal amount not past-due on such credits	433.1	433.1	52.4	622.1	622.1	27.1
of which covered by adequate guarantees	433.1	433.1	52.4	622.1	622.1	27.1

(B)
All past-due credits are covered by adequate guarantees.

        The average interest rate on credits outstanding at year-end 2003 under the category"Past-due credits" was 2.0 percent.

Note 18. Interest-bearing securities

        Under the regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. Such credits are included by Skr 31,111.6 million (29,912.1) in the amount of other interest-bearing securities, classified as fixed financial assets, reported.

        The following table includes aggregated book values and fair values of securities held at year-end.

Securities held at year-end. Aggregated book values and fair values

	2003		2002
	Aggregated Book Value	Aggregated Fair Value	Aggregated Book Value	Aggregated Fair Value
Security account
Held-to-Maturity	32,359.3	32,966.9	31,369.2	31,978.3
Hedge	55,990.3	57,669.0	45,919.8	46,577.0
Trading	11,407.5	11,407.5	8,113.2	8,113.2

Total	99,757.1	102,043.4	85,402.2	86,668.5

        Of the total book value, Skr 64,469.4 million was related to securities whose book value exceeded the nominal value and Skr 35,287.7 million was related to securities whose book value was below the nominal value. The nominal values for these two categories amounted to Skr 64,197.7 million and Skr 35,395.5 million, respectively.

        The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses
Security account
Held-to-Maturity	5,630.4	23.6	4,341.3	53.2	9,971.7	76.8
Hedge	10,117.9	36.9	2,348.3	5.0	12,466.2	41.9

Total	15,748.3	60.5	6,689.6	58.2	22,437.9	118.7

        The unrealized losses are related to changes in general market conditions, for example interest rate level, and there is no evidence of that there is a probabilitiy of non-collection of nominal or interest amount. SEK has the intention and the ability to hold the held-to-maturity securities to maturity. Securities in the hedge category are hedged with derivatives which carry equal, but offsetting, unrealized gains.

Interest-bearing securities

	Treasuries & government bonds etc.			Other interest bearing securities
	Book Value	Fair value	Surplus/Deficit	Book Value		Fair value		Surplus/Deficit
Current financial assets:
— Government debt, Swedish	1,539.5	1,638.3	98.8
— Municipalities, Swedish				240.0	*	239.8	*	-0.2	*
— Mortgage institutions, Swedish				5,031.6		5,032.1		0.5
— Other Swedish issuers:
— Banking groups
— Other financial corporations				2,534.3		2,771.1		236.8
— Other corporations				6,874.7		6,837.3		-37.4
— Goverment debt, foreign	1,992.8	2,035.5	42.7
— Municipalities and provinces, foreign
— Other foreign issuers:
— Banking groups				21,354.0		21,555.5		201.5
of which subordinated
— Other financial corporations	113.5	113.9	0.4	17,854.9		18,368.1		513.2
— Other corporations				9,862.5		10,484.9		622.4
Subtotal	3,645.8	3,787.7	141.9	63,752.0		65,288.8		1,536.8
*-of which issued by public authorities				240.0	*	239.8	*	-0.2	*
Fixed financial assets:
— Government debt, Swedish	718.1	831.0	112.9
— Municipalities, Swedish				1,332.1	*	1,350.3	*	18.2	*
— Mortgage institutions, Swedish				137.6		142.9		5.3
— Other Swedish issuers:
— Banking groups				6,465.5		6,454.1		-11.4
— Other financial corporations				3,012.7		3,007.9		-4.8
— Other corporations				9,826.7		10,025.8		199.1
— Goverment debt, foreign	94.6	98.8	4.2
— Municipalities and provinces, foreign
— Other foreign issuers:
— Banking groups				1,593.0		1,591.5		-1.5
— Other financial corporations				1,874.3		1,925.3		51.0
— Other corporations				7,304.7		7,539.3		234.6
Subtotal	812.7	929.8	117.1	31,546.6		32,037.1		490.5
*-of which issued by public authorities				1,332.1	*	1,350.3	*	18.2	*
Total of current and fixed financial assets:
— Government debt, Swedish	2,257.6	2,469.3	211.7
— Municipalities, Swedish				1,572.1	*	1,590.1	*	18.0	*
— Mortgage institutions, Swedish				5,169.2		5,175.0		5.8
— Other Swedish issuers:
— Banking groups				6,465.5		6,454.1		-11.4
— Other financial corporations				5,547.0		5,779.0		232.0
— Other corporations				16,701.4		16,863.1		161.7
— Goverment debt, foreign	2,087.4	2,134.3	46.9
— Municipalities and provinces, foreign	0.0	0.0	0.0
— Other foreign issuers:
— Banking groups	0.0	0.0	0.0	22,947.0		23,147.0		200.0
of which subordinated
— Other financial corporations	113.5	113.9	0.4	19,729.2		20,293.4		564.2
— Other corporations				17,167.2		18,024.2		857.0
Grand total	4,458.5	4,717.5	259.0	95,298.6		97,325.9		2,027.3
*-of which issued by public authorities				1,572.1	*	1,590.1	*	18.0	*
Of which: S-system	57.4	62.0	4.6
Securities subject to hedge accounting	2,169.3	2,220.6	51.3	29,691.8		31,214.3		1,522.5
Securities with market values quoted on an exhange	3,686.1	3,932.2	246.1	84,228.5		86,134.3		1,905.8

			Total 2003						Total 2002
	Book Value						Book Value
			Fair value		Surplus/Deficit				Fair value		Surplus/Deficit
Current financial assets:
— Government debt, Swedish	1,539.5		1,638.3		98.8		1,469.0		1,565.1		96.1
— Municipalities, Swedish	240.0	*	239.8	*	-0.2		240.0	*	239.8	*	-0.2	*
— Mortgage institutions, Swedish	5,031.6		5,032.1		0.5		4,091.8		4,090.7		-1.1
— Other Swedish issuers:
— Banking groups	0.0		0.0		0.0		1,350.6		1,360.4		9.7
— Other financial corporations	2,534.3		2,771.1		236.8		1,267.4		1,276.9		9.5
— Other corporations	6,874.7		6,837.3		-37.4		6,358.2		6,486.9		128.7
— Goverment debt, foreign	1,992.8		2,035.5		42.7		3,128.9		3,191.5		62.5
— Municipalities and provinces, foreign	0.0		0.0		0.0		380.4		390.4		10.0
— Other foreign issuers:
— Banking groups	21,354.0		21,555.5		201.5		19,775.6		19,963.0		187.4
of which subordinated
— Other financial corporations	17,968.4		18,482.0		513.6		13,739.4		13,796.6		57.3
— Other corporations	9,862.5		10,484.9		622.4		2,231.9		2,329.0		97.1
Subtotal	67,397.8		69,076.5		1,678.7		54,033.1		54,690.3		657.2
*-of which issued by public authorities	240.0	*	239.8	*	-0.2	*	240.0	*	239.8	*	-0.2	*
Fixed financial assets:
— Government debt, Swedish	718.1		831.0		112.9		862.6		981.7		119.1
— Municipalities, Swedish	1,332.1	*	1,350.3	*	18.2	*	595.0	*	611.1	*	16.1	*
— Mortgage institutions,Swedish	137.6		142.9		5.3		132.9		147.0		14.1
— Other Swedish issuers:
— Banking groups	6,465.5		6,454.1		-11.4		5,929.1		5,947.5		18.4
— Other financial corporations	3,012.7		3,007.9		-4.8		1,282.4		1,284.8		2.4
— Other corporations	9,826.7		10,025.8		199.1		12,848.1		13,087.4		239.3
— Goverment debt, foreign	94.6		98.8		4.2		114.7		125.8		11.1
— Municipalities and provinces, foreign
— Other foreign issuers:
— Banking groups	1,593.0		1,591.5		-1.5		950.7		939.1		-11.5
— Other financial corporations	1,874.3		1,925.3		51.0		1,451.6		1,503.4		51.8
— Other corporations	7,304.7		7,539.3		234.6		7,201.9		7,350.3		148.4
Subtotal	32,359.3		32,966.9		607.6		31,369.2		31,978.4		609.2
*-of which issued by public authorities	1,332.1	*	1,350.3	*	18.2	*	595.0	*	611.1	*	16.1	*
Total of current and fixed financial assets:
— Government debt, Swedish	2,257.6		2,469.3		211.7		2,331.6		2,546.8		215.2
— Municipalities, Swedish	1,572.1	*	1,590.1	*	18.0	*	835.0	*	850.9	*	15.9	*
— Mortgage institutions,Swedish	5,169.2		5,175.0		5.8		4,224.7		4,237.7		13.0
— Other Swedish issuers:
— Banking groups	6,465.5		6,454.1		-11.4		7,279.8		7,307.9		28.1
— Other financial corporations	5,547.0		5,779.0		232.0		2,549.8		2,561.7		11.9
— Other corporations	16,701.4		16,863.1		161.7		19,206.4		19,574.3		368.0
— Goverment debt, foreign	2,087.4		2,134.3		46.9		3,243.6		3,317.2		73.6
— Municipalities and provinces, foreign	0.0		0.0		0.0		380.4		390.4		10.0
— Other foreign issuers:
— Banking groups	22,947.0		23,147.0		200.0		20,726.2		20,902.2		176.0
of which subordinated
— Other financial corporations	19,842.7		20,407.3		564.6		15,191.0		15,300.1		109.1
— Other corporations	17,167.2		18,024.2		857.0		9,433.8		9,679.3		245.5
Grand total	99,757.1		102,043.4		2,286.3		85,402.2		86,668.5		1,266.3
*-of which issued by public authorities	1,572.1	*	1,590.1	*	18.0	*	835.0	*	850.9	*	15.9	*
Of which: S-system	57.4		62.0		4.6		75.3		83.1		7.8
Securities subject to hedge accounting	31,861.1		33,435.0		1,573.8		64,166.2		64,909.6		743.4
Securities with market values quoted on an exchange	87,914.6		90,066.5		2,151.9		43,845.6		44,552.5		706.9

Note 19. Shares in subsidiaries

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Shares in subsidiary (AB SEKTIONEN)(A)	n.a.	103.5	—	n.a	103.5	—
Shares in subsidiary (AB SEK Securities)(B)	n.a.	10.0	—	n.a	10.0	—

Total	—	113.5	—	—	113.5	—

(A)
: The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. AB SEKTIONEN's shareholders' funds at year-end 2003 amounted to Skr 0.6 million. The nominal value of the shares was Skr 0.4 million. See also Note 1(a).

(B)
: The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm. AB SEK Securities' shareholders' funds at year-end 2003 amounted to Skr 10.0 million. The nominal value of the shares was Skr 10 million. See also Note 1(a).

        The net result of the Subsidiaries for the year 2003 was Skr -0.8 million (0.5).

Note 20. Other assets

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Due from the State	0.5	0.5	-2.7	65.7	65.7	65.7
Claim on subsidiary	n.a.	73.4	—	n.a.	67.6	—
Derivative contracts with positive values	6,037.7	6,037.7	2.7	2,674.0	2,674.0	0.2
Debt for which value has not yet been received	1,157.8	1,157.8	—	454.8	454.8	—
Claims for assets sold though not yet delivered and paid for	—		—	479.8	479.8	—
Other	482.3	482.2	96.9	851.7	851.7	95.0

Total	7,678.3	7,751.6	96.9	4,526.0	4,593.6	160.9

Note 21. Prepaid expenses and accrued revenues

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest revenues accrued	3,387.1	3,387.1	93.7	3,394.7	3,394.7	139.9
Prepaid expenses and other accrued revenues	4.3	4.2	—	4.7	4.5	—

Total	3,391.4	3,391.3	93.7	3,399.4	3,399.2	139.9

Note 22. Senior debt

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total senior borrowings exclusive of senior securities issued	2,574.5	2,584.5	1.2	645.3	645.3	8.6
Total senior securities issued	129,990.4	129,990.4	552.5	111,968.3	111,968.3	3,170.1

Total senior debt outstanding	132,564.9	132,574.9	553.7	112,613.6	112,613.6	3,178.7
Of which denominated in:
Swedish kronor	8,331.2	8,128.5	202.8	6,557.2	6,557.2	202.2
Foreign currencies	124,233.7	124,446.4	350.9	106,056.4	106,056.4	2,976.5
The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	-4,783.4	-4,783.4	—	-6,325.5	-6,325.5	—

        SEK senior debt is obtained through private and public offerings of debt securities in the international capital and money markets. Debt securities is issued with different currencies, different interest rates (fixed, floating, or with a formula), different payment terms and maturity dates, and different conversion or redemption features.

        Total senior debt at December 31, 2003, had the following maturities and weigthed average rates:

	Consolidated Group	Range of Maturities	Weighted Average Coupon
Senior debt with floating rate coupon	15,444.7	2004-2034	n.a.	(a)
Senior debt with coupon based on formula	25,838.7	2004-2034	n.a.	(b)
Senior debt in the form of a zero coupon bond	8,971.4	2004-2028	0.0	%(c)
Senior debt with fixed rate coupon	82,310.0	2004-2026	4.1	%(d)

Total senior debt outstanding	132,564.8

(a)
Senior debt with floating rate coupon has a coupon which is fixed for normally three or six month based on a Libor floating rate or have similar features.

(b)
Senior debt with coupon based on a formula where the formula can include currency exchange rates, interest rates, equity prices, commodity prices, etc. Such debt is always economically hedged by equal, but opposite, features in a swap.

(c)
Zero coupon bond issued with a discount giving it a yield similar to that of a fixed coupon bond.

(d)
Based on year-end balances and year end foreign currency or Swedish krona interest rates, not including the effects of interest and currency swaps, if any, directly associated with the original debt issuance.

        No collateral are posted for any senior debt. Senior debt include transactions which has call- or put-options which in the case where there is a swap hedging the individual debt, the swap has equal, but opposite, features.

Note 23. Other liabilities

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Liability to subsidiaries	n.a.	35.5	—	n.a.	30.8	—
Tax liability	0.1	0.0	—	11.5	11.2	—
Derivative contracts with negative values	7,651.4	7,651.4	2.2	6,630.0	6,630.0	4.0
Liabilities related to assets acquired though not yet delivered and paid for	45.5	45.5	—	—	—	—
Other	2,282.3	2,282.3	145.3	3,906.3	3,906.3	61.0

Total	9,979.3	10,014.7	147.5	10,547.8	10,578.3	65.0

Note 24. Accrued expenses and prepaid revenues

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest expenses accrued	2,855.7	2,855.6	113.7	2,923.9	2,923.9	241.1
Prepaid revenues and other accrued expenses	53.0	52.7	0.0	64.9	64.5	0.0

Total	2,908.7	2,908.3	113.7	2,988.8	2,988.4	241.1

Note 25. Allocations

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Pension liabilities	17.9	17.9	—	18.2	18.2	—
Deferred taxes related to untaxed reserves	376.5	n.a.	—	380.8	n.a.	—

Total	394.4	17.9	—	399.0	18.2	—

Note 26. Subordinated debt

	2003			2002
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Perpetual, non-cumulative subordinated loan, foreign currency (2003(A),(B)) (2002(C),(D))	2,546.3	2,546.3	—	1,765.0	1,765.0	—
Non-perpetual, cumulative subordinated loan, foreign currency(E)	454.7	454.7	—	459.6	459.6	—

Total subordinated debt outstanding	3,001.0	3,001.0	—	2,224.6	2,224.6	—
Of which denominated in:
Swedish kronor	—	—	—	—	—	—
Foreign currencies	3,001.0	3,001.0	—	2,224.6	2,224.6	—

(A)	Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK's option, on or after December 27, 2008, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(B)	Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK's option, on or after December 27, 2008, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.
(C):	Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 7.375 percent per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after September 1, 2003, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Redemption was made on November 3, 2003.
(D):	Nominal value USD 50 million. Interest payments quarterly in arrears at a rate of 7.2 percent per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after December 5, 2002, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Redemption was made on July 15, 2003.
(E):	Nominal value EUR 50 million. Matures on June 21, 2010. Interest payments quarterly in arrears at a rate of Euribor plus 0.43 percent. Redeemable, at SEK's option, on or after June 21, 2005, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. If not redeemed coupon will step up to Euribor plus 1.43 percent.

        The accrued interest related to the subordinated debt, at year-end 2003 Skr 1.5 million (year-end 2002: 10.8), has been included in the item"Accrued expenses and prepaid revenues".

Note 27. Shareholders' funds

Share capital(A) and Legal reserve	Other non- distributable capital	Total non- distributable capital	Undis- tributed profits	Net profit for the year	Total distributable capital	TOTAL
Consolidated Group 2003:
Opening balance	1,130.0	992.7	2,122.7	1,642.0		1,642.0	3,764.7
Dividend paid during the year				-1,240.0		-1,240.0	-1,240.0
Allocation to fund for unrealized gains		9.3	9.3	-9.3		-9.3
Transfer between distributable and non-distributable capital		-24.4	-24.4	24.4		24.4
Net profit for the year					427.5	427.5	427.5

Closing balance	1,130.0	977.6	2,107.6	417.1	427.5	844.6	2,952.2
Parent Company 2003:
Opening balance	1,130.0		1,130.0	1,677.0		1,677.0	2,807.0
Dividend paid during the year				-1,240.0		-1,240.0	-1,240.0
Allocation to fund for unrealized gains		9.3	9.3	-9.3		-9.3
Group contribution				-0.7		-0.7	-0.7
Net profit for the year					441.6	441.6	441.6

Closing balance	1,130.0	9.3	1,139.3	427.0	441.6	868.6	2,007.9
Consolidated Group 2002:
Opening balance	1,130.0	989.9	2,119.9	1,525.5		1,525.5	3,645.4
Dividend paid during the year				-360.4		-360.4	-360.4
Transfer between distributable and non-distributable capital		2.8	2.8	-2.8		-2.8
Net profit for the year					479.7	479.7	479.7

Closing balance	1,130.0	992.7	2,122.7	1,162.3	479.7	1,642.0	3,764.7
Parent Company 2002:
Opening balance	1,130.0		1,130.0	1,545.8		1,545.8	2,675.8
Dividend paid during the year				-360.4		-360.4	-360.4
Net profit for the year					491.6	491.6	491.6

Closing balance	1,130.0		1,130.0	1,185.4	491.6	1,677.0	2,807.0

(A):	The share capital amounts to Skr 990 million (990,000 shares at Skr 1,000 each) and the legal reserve amounts to Skr 140 million. All line items in the column "Share capital and Legal reserve" include these two components.

        The Swedish Government's ownership share in SEK is 100 percent. The ownership of the Swedish State is managed by the Ministry for Foreign Affairs.

        On June 30, 2003, the Swedish State became the sole (100 percent) owner of SEK. In connection with the change in ownership a total dividend of Skr 1,240.0 million was paid out. Simultaneously, SEK increased its outstanding Hybrid Capital (which is Tier-1-Eligible) by USD 150 million in order to retain the risk capital base at approximately the same level.

        It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The Government and ABB established, in connection with the ownership change in June 2000, a guarantee fund of callable capital, amounting to Skr 600 million in total (Skr 300 million from each shareholder) in favor of SEK. The guarantee fund has been replaced by a new guarantee issued by the Swedish State.

        SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

PROPOSAL FOR THE DISTRIBUTION OF PROFITS

        All amounts are in Skr million, unless otherwise indicated.

        The results of the Company's operations during the year and its financial position at December 31, 2003, can be seen in the Income Statements, Balance Sheets, Statements of Cash Flows and related Notes for the Consolidated Group and the Parent Company. The following proposal regarding distribution of profits relates to the Parent Company. Total distributable capital in the Consolidated Group as of December 31, 2003, was 844.6. In the Consolidated Group 58.0 is transferred from distributable capital to non-distributable capital.

After the payment of a dividend of 1,240.0 to the shareholders as approved by the 2003 Annual General Meeting, the remaining profit carried forward is	427.0
Add profit for the year after appropriations and taxes	441.6

At the disposal of the Annual General Meeting	868.6

The Board of Directors and the President propose that the Annual General Meeting dispose of these funds as follows:
— Dividend	—
— Allocation to legal reserve	58.0
— Remaining disposable funds to be carried forward	810.6

868.6

Note 28. Contingent liabilites and commitments

        Contingent liabilities and commitments are reported in connection with the balance sheet. Further, the amounts are also specified in the section IV "Specification of off-balance items" of the table "Capital Base and Required Capital", which is located in Item 5.f "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital Adequacy".

        In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived. In the table "Capital Base and Required Capital" in Item 5.f "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital Adequacy" section IV "Specification of off-balance items", are included derivative instruments to a nominal value amounting to Skr 272,628 million (243,285). Credit derivatives issued are included in this amount with Skr 318.3 million (358.2).

Note 29. Certain assets and liabilities

Breakdown by maturity, 2003

	Total book value	Maturity on demand	Maturity <= 3 months	3 months < Maturity <= 1 year	>1 year < Maturity <= 5 years	>5 years < Maturity <= 10 years	>Maturity > 10 years	Average Maturity (in days)
Total credits outstanding	40,772.0	565.0	12,415.0	1,912.3	16,669.9	8,313.3	896.5	1,174
Interest-bearing securities	99,757.1	—	11,049.6	19,641.6	58,193.9	9,841.5	1,030.5	844
Total assets	140,529.1	565.0	23,464.6	21,553.9	74,863.8	18,154.8	1,927.0
Borrowing from credit institutions	2,545.8	543.0	1,661.7	340.0	1.1	—	—	20
Borrowing from the public	28.7	—	21.8	—	5.7	1.2	—	258
Senior securities issued	129,990.4	—	3,375.9	9,251.3	78,041.4	12,099.4	27,222.4	2,713
Total senior debt	132,564.9	543.0	5,059.4	9,591.3	78,048.2	12,100.6	27,222.4	2,661
Net	7,964.2	22.0	18,405.2	11,962.6	-3,184.4	6,054.2	-25,295.4

Breakdown by interest-term maturity, 2003

	Total book value	Maturity on demand	Maturity <= 3 months	3 months < Maturity <= 1 year	>1 year < Maturity <= 5 years	>5 years < Maturity <= 10 years	>Maturity > 10 years	Average Maturity (in days)
Total credits outstanding	40,772.0	565.0	18,626.5	7,794.8	6,434.2	6,866.3	485.2	755
Interest-bearing securities	99,757.1	—	56,000.0	8,405.2	27,372.6	7,922.2	57.1	504
Total assets	140,529.1	565.0	74,626.5	16,200.0	33,806.8	14,788.5	542.3
Borrowing from credit institutions	2,545.8	543.0	1,661.7	340.0	1.1	—	—	20
Borrowing from the public	28.7	—	21.8	—	5.7	1.2	—	258
Senior securities issued	129,990.4	—	25,632.0	25,348.1	69,135.5	7,659.1	2,215.7	862
Total senior debt	132,564.9	543.0	27,315.5	25,688.1	69,142.3	7,660.3	2,215.7	846
Net	7,964.2	22.0	47,311.0	-9,488.1	-35,335.5	7,128.2	-1,673.4

Note 30. Comparison of book values and fair values

        Although, as a consequence of the policies applied with regard to interest-rate and currency exchange exposures, the net value of the Company's assets (with exception for assets held to hedge the return on the Company's equity), liabilities and off-balance sheet instruments generally is not materially affected by changes in interest-rates and currency exchange rates, the Company has determined—solely for the purpose of satisfying the regulations in effect—to report fair values of its assets, liabilities and other contracts at year-end. The Company has—with exception of the S-system, the results of which are settled by the State according to agreements between SEK and the State (see also Note 1 (b) - (c)) - positive margins between the yield on its assets and the yield on its liabilities. These margins are reported on an accrual basis over the maturity of the underlying contracts. Accordingly, the fair value of the liabilities of SEK (i.e., SEK exclusive of the S-system) does not exceed the difference between, on the one hand, the aggregate fair value of SEK's assets and derivative contracts and, on the other hand, the book value of SEK's shareholders' funds. The following table includes book values and fair values (however, see below) for items reported, on or off balance sheet, in the cases when book values and fair values, according to the Company's calculations, differ.

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

        In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted on December 31, 2003, other things being equal. Similarly, the fair values of borrowings with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the borrowings had been made on December 31, 2003, other things being equal. Further, the fair values of assets, liabilities, and other contracts with floating interest rates with resets no less frequent than every six months have, in accordance with the regulations, been approximated to be equal to the nominal amount of these contracts. The Company estimates the fair values of "Prepaid expenses and accrued revenues" and "Accrued expenses and prepaid revenues" to be approximately the same as their book values.

        Accordingly, the fair values reported do to a large extent represent values that have been estimated by the Company.

        No representation is made that the fair values reported herein reflect actual market values that would have been realized through liquidation of holdings as of year-end.

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

2003 (Skr billion)	Consolidated Group and Parent Company Book value	Of which S-system Book value	Consolidated Group and Parent Company Fair value	Of which S-system Fair value	Consolidated Group and Parent Company Surplus/Deficit value	Of which S-system Surplus/Deficit value
Treasuries/government bonds	4.5	0.1	4.7	0.1	0.2	0.0
Other interest-bearing securities	95.3	—	97.3	—	2.0	—
Credits to credit institutions	17.6	4.8	17.3	5.0	-0.3	0.2
Credits to the public	23.2	3.5	24.2	3.6	1.0	0.1
Derivative contracts with positive values (net assets)	6.0	0.0	-4.9	0.0	-10.9	0.0
Borrowing from credit institutions	-2.5	0.0	-0.7	0.0	-1.8	0.0
Borrowing from the public	0.0	0.0	0.0	0.0	0.0	0.0
Senior securities issued	-130.0	-0.6	-132.0	-0.6	-2.0	0.0
Derivative contracts with negative values (net liabilities (-))	-7.6	0.0	4.8	0.0	12.4	0.0
Subordinated securities issued	-3.0	—	-3.5	—	-0.5	—

Note 31.    Transactions with Related Parties

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

        The amounts of assets and liabilities in respect of related parties outstanding at December 31, 2003, 2002, and 2001, respectively, and selected other information regarding transactions with related parties during the three-year period ended December 31, 2003, are as follows:

	December 31,
	2003	2002	2001
	(In millions of Skr)
Interest-bearing Securities	2,257.6	2,331.6	2,822.4
Outstanding Credits 1)	—	217.1	336.7
Outstanding Senior Debt	24.5	85.2	45.6
Outstanding Subordinated Debt	—	—	—

1)
Not including credits guaranteed by the State and related entities or other shareholders.

	Year Ended December 31,
	2003	2002	2001
	(In millions of Skr)
Net interest revenues 2)	103.2	31.1	52.6
Net commission expenses	(5.6)	(6.0)	(6.0)

2)
Excluding reimbursement from the State

Note 32.    Risk Exposures

        The following information is summarized quantitative and qualitative information about the Company's risk management policies and risk exposures.

        SEK's Board of Directors has established the following basic policies which are designed with the intent to give its shareholder a competitive long-term return on equity. These basic policies are then broken down into policies for managing different types of risk exposure.

        The basic policies are:

  •
  SEK will carry out its business in a manner such that SEK is perceived as a first-class counterparty by its business partners.

  •
  SEK will be selective in its acceptance of counterparty exposures in order to ensure high credit quality.

  •
  All SEK's credit commitments will be fully funded at all times through to maturity.

  •
  SEK will at all times have a risk capital that is well above the regulatory requirements.

Credit or Counterparty Risks

        A credit or counterparty risk represents the risk of loss that would occur if a borrower and its guarantors are unable to perform in accordance with the terms and conditions of a contract.

        The table "Counterparty Risk Exposures" in the Item 11.a "Quantitative and Qualitative Disclosures About Market Risk- Risk Management—Credit or Counterparty Risks" shows the distribution, by category of counterparty, of SEK's total counterparty risk exposures related to credits, interest-bearing securities and off-balance sheet items. In paragraphs 1 and 2 under the caption "Credit or Counterparty Risks" is also described the procedures for establishing limits and monitoring counterparty exposures.

Market Risks

        A market risk represents the risk of loss that would occur if the value of a contract should change due to changes in market conditions, such as interest rates or exchange rates. Market risks comprise credit spread risks, currency risks and interest rate risks.

Credit Spread Risks

        The Board of Directors has set a limit for the market risk in credit spreads for certain assets based on the assumption of an immediate shift in these spreads and where current exposures are divided into different categories depending on the rating and sector of the risk counterparty and the duration of the exposure. The credit spread risk may not exceed Skr 100 million. At year end 2003, the credit spread market risk was Skr 5.7 million with regard to securities in the trading portfolio.

Currency Risks

        The Board of Directors has established a limit for currency risks measured as the change in value of foreign currency positions resulting from a 10 percent change in the exchange rate for the Swedish krona. The aggregate currency risk must not exceed Skr 40 million. At year-end 2003 the aggregate currency risk was Skr 2.5 million.

Interest Rate Risks

        The Board of Directors has established the following limits for interest rate risks:

        The net interest rate risk related to shifts in the yield curve in each individual currency may not exceed the highest value of:

  •
  the risk from a parallel shift in the yield curve, based on the assumption of a one percentage point interest rate change on all maturities, and

  •
  the risk from a change of the yield curve based on the assumption that interest rates change in different directions for different maturities.

        The aggregate net interest rate risk related to changes in the yield curve may not exceed the equivalent of Skr 190 million, of which a maximum of Skr 50 million may be attributable to the next twelve-month period.

        Sub-limits are established for the different currencies based on their relative importance to SEK.

        Differences in the interest rate basis for different currencies (basis risk) may not at any time exceed the equivalent of Skr 190 million. These risks are calculated based on internally established standard differentials.

        SEK's interest rate risks, as defined above, related to shifts in the yield curve in foreign currency amounted to Skr 28.0 million at year-end, of which Skr 6.2 million was related to 2004.

        The interest rate risk, as defined above, related to changes in the yield curve in Swedish kronor amounted to Skr 19.2 million, of which Skr 16.5 million was related to 2004.

        Perpetual subordinated debt with related economically hedging transactions, as well as the assets in which shareholders' funds and untaxed reserves are invested, are excluded from the calculation of the these interest rate risks.

        At year-end 2003, SEK's shareholders' funds and untaxed reserves were invested in fixed income assets representing lending and securities (Skr 3.8 billion), and SEK's office building (Skr 0.1 billion).

        At year-end 2003 SEK had Skr 2,546 million of perpetual subordinated debt outstanding. The interest rate risk related to Skr 1,085 million of this volume was economically hedged with interest rate swaps with maturities between 2019 and 2023.

Funding/Liquidity Risk

        A funding/liquidity risk represents the risk of loss that would occur if commitments could not be met due to a deficit in borrowing or liquidity, so-called cash flow mismatches.

        SEK's policy is to fund all lending commitments throughout their maturity. This allows SEK to grant new credits whenever needed. Equally, SEK can avoid taking up new borrowing in the capital market over long periods, if the terms offered are considered unfavorable. Although SEK's policy means that SEK should never be forced to raise new borrowings to meet its commitments, SEK has established a large number of long-term as well as short-term borrowing programs all over the world. These programs reduce dependence on individual markets and their liquidity. In addition, SEK also has access to certain back-up credit facilities for its short-term borrowing programs.

Note 33.    Reconciliation to accounting principals generally accepted in the United States

        Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

        Deferred taxation—U.S. GAAP requires the recognition of a deferred tax liability on all taxable differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future. To the extent that it is more likely than not that a recorded deferred tax asset will not be realized, an offsetting valuation allowance is recorded. Such comprehensive tax accounting has been required also in Sweden since 2001 when IAS 12, with some modifications, was adopted as Swedish GAAP.

        Thus, under Swedish GAAP a net deferred tax liability of Skr 371.5 million is reported at December 31 2003, comprising a liability of Skr 376.5 million relating to untaxed reserves (see Note 26) and a deferred tax asset of Skr 5.0 million relating to pension liabilities not yet allowed at the taxation (note 26). In the US GAAP reconciliation, additional deferred tax liabilities of Skr 31.9 million are recognized relating to property (see Note 16) and a deferred tax asset of Skr 5.6 million relating to other temporary differences (not counting the tax effects of other reconciling U.S. GAAP adjustments).

        Own debt repurchased—Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. See Note 1 (p) for the Swedish GAAP treatment.

        Debt Securities—The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses, net of tax, as comprehensive income.

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

        Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in the item "Derivatives and hedging activities" in earnings has been reduced.

        The remaining volatility in earnings in the item "Derivatives and hedging activities" is related to derivatives that under U.S. GAAP do not qualify for hedge accounting even though they have been acquired or written for the purpose of economically hedging assets or liabilities. One main component of the remaining volatility is related to derivatives in the portfolio of held-to-maturity securities where according to U.S. GAAP hedge accounting is not allowed. Another main component of the remaining volatility is related to derivatives hedging perpetual subordinated debt where hedge accounting has not yet been achieved. Such changes in fair value is included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

        Adoption of these new accounting standards has resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a straight line basis over eleven years, which is estimated to approximate the application of a level yield method over the contractual life of hedged assets and liabilities. The Company monitors changes in the amount and composition of hedged accounts and will make adjustments deemed necessary to maintain an approximate level yield amortization method.

        Foreign exchange differences on investment securities—SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is a substantially identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

        However, under U.S. GAAP the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to a mismatch between recognition of the income statement impact of changes in currency exchange rates, with exchange rate changes impacting funding liabilities reported in current earnings whereas exchange rate changes impacting the carrying amount of available for sale securities are reported as a component of other comprehensive earnings.

        The result of the foregoing is that for the year 2003 SEK's U.S. GAAP profits are increased by Skr 720.4 million compared to Swedish GAAP profits, and for the years 2002 and 2001 SEK's U.S. GAAP profits are increased by 2,695.9 million and reduced by Skr 2,458.9 million respectively compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds).

        Other—Other items include refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP.

        Earnings per share—Earnings per share (Swedish GAAP) and earnings per share (U.S. GAAP) are calculated as, respectively, net profit (Swedish GAAP) per share and net profit (U.S. GAAP) per share. The total number of shares at December 31, 2003, 2002 and 2001, was 990,000.

        No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company's net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b), Note 1(c)). Due to the retention of some credit risk on loans extended by the Company within the S-system, under U.S GAAP SEK would be required to account for all effects related to the income statement of the S-system as gross revenues or costs for SEK; such presentation would not however result in an adjustment to reported net income or shareholders' funds under U.S. GAAP.

        The following is a summary of the significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31,
	2003	2002	2001
	(In millions of Skr unless otherwise stated)
Net profit for the period under Swedish GAAP	427.5	479.7	540.7
Amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	(6.4)	(7.1)	(7.9)
Gains/(losses) in connection with repurchases of own-debt	(55.7)	51.4	56.9
Derivatives and hedging activities	(177.8)	359.8	1,392.4
Accretion of discount on liabilities and amortization of premiums on assets that qualified for hedge accounting before adoption of SFAS 133	(182.5)	(149.5)	(149.5)
Foreign exchange differences on available-for-sale securities	720.4	2,695.9	(2,458.9)
Other	—	13.0	(0.3)
Tax effect of U.S. GAAP adjustments	(83.5)	(829.8)	326.8
Deferred taxation	1.2	—	(12.5)
Net adjustments	215.7	2,133.7	(853.0)
Net profit for the period under U.S. GAAP	643.2	2,613.4	(312.3)
Earnings (loss) per share under U.S. GAAP (Skr)	649.7	2,639.8	(315.4)

        The following is a summary of the significant adjustments to Comprehensive Income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31,
	2003	2002	2001
	(In millions of Skr unless otherwise stated)
Net profit for the period under U.S. GAAP	643.2	2,613.4	(312.3)
Other comprehensive income:
Difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences)*	(7.2)	(273.6)	1.0
Difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences**	(720.4)	(2,695.9)	2,458.9
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(67.3)	(63.8)	179.3
Tax effect on other comprehensive income	222.6	849.4	(739.0)
Total other comprehensive income	(572.3)	(2,183.9)	1,900.2
Comprehensive income under U.S. GAAP	70.9	429.4	1,587.9

*
For the year ended December 31, 2003, reclassification has been made in other comprehensive income related to securities sold during the period. The realized gains (exclusive of foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 4.5 million.

**
For the year ended December 31, 2003, reclassification has been made in other comprehensive income related to available-for-sale securities sold during the period. The realized losses (solely related to foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 85.8 million.

        The following is a summary of the significant adjustments to shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	December 31,
	2003	2002
	(In millions of Skr)
Shareholders' funds under Swedish GAAP	2,952.2	3,764.7
Unamortized gains on securities transferred to held to maturity securities in 1996	24.6	31.0
Difference between fair value and book value in available-for-sale securities	102.9	110.1
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	48.2	115.6
Derivatives and hedging activities	(70.6)	107.2
Accretion of discount on liabilities and amortization of premium on assets that qualified for hedge accounting prior to adoption of SFAS 133	1,163.5	1,346.0
Gains/(losses) in connection with repurchases of own-debt	10.0	65.7
Other	33.1	—
Tax effect of U.S. GAAP adjustments	(358.0)	(497.2)
Deferred taxation	(26.3)	5.6
Net adjustments	927.4	1,284.0
Shareholders' funds under U.S. GAAP	3,879.6	5,048.7

        Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b), Note 1(c), and Note 4.

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

        Quantitative disclosures about ineffectiveness—Net gain or loss recognized in earnings representing (a) the amount of hedge ineffectiveness in fair value hedges, and (b) the component of the derivative instruments' gain or loss, if any, excluded from the assessment of hedge effectiveness is reported as one component of "Derivatives and hedging activities" in the statement of significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP. For the year ended December 31, 2003, net gains amounting to Skr 20.5 million related to the amount of hedge ineffectiveness in fair value hedges were reported as one component of the item "Derivatives and hedging activities".

Recent Accounting Matters

        In April 2003 the FASB issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement 133. SFAS 149 amends statement 133 to reflect decisions of the Derivatives Implementation Group since its formation and also updates Statement 133 for decisions of the Board relating to its financial instruments project. As many of the amendments reflect formalization of interpretations that have been applied historically in the Company's application of US GAAP the adoption and transition provisions of this statement do not have any impact on the Company's financial statements or related disclosures.

        In April 2003 the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this Statement apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. The Company does not write or purchase instruments indexed to its common stock nor does it report in permanent equity any instrument that is subject to mandatory redemption and accordingly adoption of the provisions of SFAS 150 have not had any effect on the Company's financial statements.

        In November 2002, the FASB issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives, nor does it apply to the accounting for commercial letters of credit and loan commitments. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not result in any recognition of liabilities.

        In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities'. FIN 46 applies to the accounting for certain entities, the investors in which are identified as not possessing the normal characteristics of a controlled financial interest, or which lack sufficient equity to finance its activities without additional support from other parties. Such entities are referred to in FIN 46 as Variable Interest Entities and refers to parties with equity, certain contractual or other financial interest as variable interest holders. FIN 46 establishes a framework for defining a primary beneficiary and requires consolidation of VIEs in which the Company is the primary beneficiary. FIN 46 also requires specific disclosures about VIEs in which the Company is the primary beneficiary or in which it holds a significant variable interest. Accounting requirements of FIN 46 were immediately applicable to any VIE created after January 31, 2003 and for all others the company is required to evaluate its structures to determine whether it is reasonably likely that the Company would be required to consolidate or disclose information about each VIE's nature, purpose, size and activities, together with the Company's maximum exposure to loss. For those VIEs created prior to February 1, 2003, the Company will be required to adopt the accounting provisions of FIN 46 commencing January 1, 2004 although earlier adoption is allowed.

        The Company does not engage in asset securitization or carry out business in entities which are not included within the company's consolidated financial statements. The Company does however provide project finance or other credit products which may result in credit exposure or fee interest with the counterparty that meet the definition of a variable interest in a variable interest entity. At year-end 2003 the volume of such credits outstanding was Skr 173 million (2002: 153). In addition, credits committed but not yet disbursed amounted to Skr 129 million. This involvement would not be sufficient to result in SEK being the primary beneficiary in a Variable Interest Entity as defined in FIN 46. Accordingly, adoption of the provisions of FIN 46 is not anticipated to have any effect on the Company's financial statements.

SIGNATURES

        The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)
By	/s/ PETER YNGWE Peter Yngwe, President

Date: April 28, 2004

EXHIBIT INDEX

Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on January 22, 2001, file no. 1-8382).
2.1
Fiscal Agency Agreement dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of debt securities authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments.
2.2
Deed of Covenant dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of securities of SEK authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments.
2.3
Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia.
2.4
Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia.
2.5
Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation).
2.6
Indenture, dated as of August 15, 1991, between the Company and the First National Bank of Chicago, as Trustee, relating to the Company's Medium Term Notes, Series B (filed as Exhibit 4(a) to the Registrant's Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).
7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles.
7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles.
8.1	Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN and AB SEK Securities, each of which is incorporated in Sweden.
12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a).
13.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of the Independent Auditors.

QuickLinks

TABLE OF CONTENTS
INTRODUCTORY NOTES
FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX