Form 20-F
period 2004-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2005-04-08
CIK 352960

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 8, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
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

        Item 17            Item 18 ☒

i

        In this Report, unless otherwise specified, all amounts are expressed in Swedish kronor ("Skr"). See Item 3, "Key Information", for a description of historical exchange rates and other matters relating to the Swedish kronor. On April 7, 2005, the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Skr 7.0919 per U.S. dollar. No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at that rate.

INTRODUCTORY NOTES

        In this Report, unless otherwise indicated, all descriptions and financial information relate to Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) ("SEK" or the "Company") as a whole, and include both the "Market Rate System" ("SEK exclusive of the S-system") and the "State Support System" (the "S-system"), each of which is described in detail herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately. References herein to "SEK excluding the S-system" mean the same as references to the "Market Rate System".

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

Item 3.    Key Information

        The following selected financial data at and for the years ended December 31, 2004, 2003, 2002, 2001, and 2000 have been derived from SEK's consolidated financial statements prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). SEK prepares its accounts in accordance with Swedish GAAP, which differs in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 38 to the Consolidated Financial Statements.

        On January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, became applicable to SEK. SEK did not achieve hedge accounting under U.S. GAAP for any of its instruments at the inception of SFAS 133. Although SEK structured a substantial portion of its transactions to qualify for hedge accounting treatment under these rules beginning in July 2002, certain transactions for which SEK is economically hedged continue not to qualify for hedge accounting treatment under U.S. GAAP. For these reasons, from January 1, 2001 and going forward there have been and are expected to continue to be significant differences between SEK's net profit and shareholders' funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. These differences arise primarily from the requirements of U.S. GAAP that (1) changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship are required to be recognized currently in the income statement while the contract which the derivative is economically hedging is carried at amortized cost and (2) changes in currency exchange rates affecting the fair value of foreign-currency instruments in the available-for-sale portfolio that are not eligible for hedge accounting are reported only as increases or decreases in shareholders' funds, while the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Based on its experience and knowledge of the functioning of SEK's economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders' funds. That is the case for example regarding the Skr 991.6 million positive adjustment before tax effects required in shareholders' funds in 2004 that arises only because SEK did not qualify for hedge accounting on January 1, 2001. This amount is correctly presented based on the rules of SFAS 133 but would not in management's opinion have appeared under Swedish GAAP.

        The following information should be read in conjunction with the more detailed discussion contained in Item 5 "Operating and Financial Review and Prospects".

Selected Financial Data

	Year Ended December 31,
(In Skr million, unless otherwise stated)
	2004	2003	2002	2001	2000
INCOME STATEMENT DATA
Net interest revenues/(expenses):
SEK excluding the S-system	801.7	757.5	798.2	830.7	895.5
S-system(A)	33.9	(67.5)	(193.9)	(230.6)	(334.1)
Operating profit	611.8	595.3	664.4	729.0	829.9
Net profit (Swedish GAAP)	439.6	427.5	479.7	540.7	601.8

After-tax return on equity(%)	14.9%	13.6%	14.0%	16.2%	15.9%
Earnings per share (Swedish GAAP) (Skr)	444	432	485	546	712
Dividend per share (Skr)(C)	—	1,252	364	405	2,041
Net profit (loss) (U.S. GAAP)(D)(E)	1,076.7	643.2	2,613.4	(312.3)	608.7

Comprehensive income (loss) (U.S.GAAP)(G)	336.5	70.9	429.5	1,587.9	488.1
Ratios of earnings to fixed charges (Swedish GAAP)(H)	1.14	1.16	1.16	1.12	1.13
Ratios of earnings to fixed charges (U.S. GAAP)(H)	1.34	1.22	1.96	0.91	1.13
Earnings (loss) per share (U.S. GAAP) (Skr)	1,088	650	2,640	(315)	720
	At December 31,
(Skr million)
	2004	2003	2002	2001	2000
BALANCE SHEET DATA
Total credits outstanding(I)	57,931.9	60,870.5	65,470.1	70,361.1	60,855.6
of which SEK excluding the S-system(I)	51,191.6	53,140.5	53,988.9	54,906.7	46,774.6
of which S-system(I)	6,740.3	7,730.0	11,481.2	15,454.4	14,081.0
Total assets	162,066.2	151,800.5	132,538.5	149,540.8	169,804.1
Total debt	143,895.3	135,565.9	114,838.2	128,039.0	145,652.9
of which subordinated debt	2,764.7	3,001.0	2,224.6	4,738.0	4,256.9
Deferred taxes related to untaxed reserves(B)	373.8	376.5	380.8	385.0	390.4
Shareholders' funds (Swedish GAAP)	3,391.8	2,952.2	3,764.7	3,645.4	3,505.7
Total liabilities and shareholders' funds	162,066.2	151,800.5	132,538.5	149,540.8	169,804.1
Shareholders' funds (U.S. GAAP)(C)(D)(E)(F)	4,216.1	3,879.6	5,048.7	4,979.7	3,792.7

(A)
The difference between interest revenues, net commission revenues and any net foreign exchange gains related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, is reimbursed by or, as applicable, paid to the Swedish State and, therefore, has no impact on operating profit or net profit.

(B)
In accordance with Swedish GAAP, no untaxed reserves are reported in the Consolidated Balance Sheet nor are changes in untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, included in non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of allocations. (See Notes 26 and 28 to the Consolidated Financial Statements.)

(C)
In connection with the sale of the Class B shares to the Swedish State on June 30, 2003, SEK paid a total dividend in 2003 of Skr 1,240 million solely to ABB Structured Finance Investment AB, the former holder of the Class B shares that represented approximately 35.5% of the Company's share capital. There was no dividend paid in 2003 or 2004 to the Swedish State, which now owns all of the shares of SEK.

(D)
On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These adoptions resulted in significant adjustments in computing net profit and shareholders' funds according to U.S. GAAP. This was a result of having to mark at fair value in the balance sheet, certain derivatives which did not qualify for hedge accounting. Beginning in 2002, the variability in net income related to the instruments that qualified for hedge accounting was to some extent reduced when the Company was able to apply hedge accounting to certain assets and liabilities. (See Note 38 to the Consolidated Financial Statements.)

(E)
SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these holdings, because, although the value of the assets in Swedish kronor terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish kronor value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding assets in a certain currency, financed by liabilities in that currency. However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates on the value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship are taken directly to equity whereas the largely offsetting changes in Swedish kronor terms of the borrowing are reflected in earnings. This leads to an accounting result which in management's view does not reflect either the underlying risk position or the economics of the transactions. The result of the foregoing is that for the year 2004 SEK's U.S. GAAP net profit reflects the addition, before tax effects, of Skr 1,000.0 million of foreign exchange difference on available-for-sale securities, which amount is not reflected in Swedish GAAP net profit (2003: addition of Skr 720.4 million, 2002: addition of Skr 2,695.9 million). There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds). (See Note 38 to the Consolidated Financial Statements.)

(F)
On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. At January 1, 2001, the carrying value of certain assets and liabilities that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1.6 billion with an offsetting recognition of the fair value of derivative instruments formerly designated in fair value type hedge relationships. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income. As a result, changes in fair value of derivative instruments occurring following adoption of SFAS 133 and prior to redesignation of such un qualifying fair value hedge relationships as of July 2002 resulted in significant adjustments in computing shareholders' funds according to U.S. GAAP. The result of the foregoing is that for the year 2004 SEK's U.S. GAAP shareholders' funds reflects the addition of Skr 991.6 million before tax effects (2003: addition of Skr 1,163.5 million, 2002: addition of Skr 1,346.0 million). (See Note 38 to the Consolidated Financial Statements.)

(G)
Comprehensive income (loss) (U.S. GAAP) comprises net profit (loss) (U.S. GAAP) and other comprehensive income (U.S. GAAP). (See Note 38 to the Consolidated Financial Statements.)

(H)
For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in SEK exclusive of the S-system.

(I)
Amounts of credits as reported under the "old format". The old format includes all credits—i.e., credits documented as interest-bearing securities (which are not included in the amounts reported as credits under the "new format"), as well as credits granted against traditional documentation. The amounts reported under the old format, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on the old format unless otherwise stated. (See Note 18 to the Consolidated Financial Statements.)

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

Calendar Year	High	Low	Average(A)	Period End
2005 (through April 7)	7.1477	6.6855	6.9903	7.0919
2004	7.7725	6.5939	7.3480	6.6687
2003	8.7920	7.1950	8.0351	7.1950
2002	10.7290	8.6950	9.6571	8.6950
2001	11.0270	9.3250	10.4328	10.4571
2000	10.3600	8.3530	9.2251	9.4440

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

One-Month Period Ended	High	Low
March 31, 2005	7.0716	6.7312
February 28, 2005	7.1114	6.8275
January 31, 2005	7.0069	6.6855
December 31, 2004	6.8043	6.5939
November 30, 2004	7.1406	6.7007
October 31, 2004	7.3825	7.0723
September 30, 2004	7.5740	7.2890

        The noon buying rate on April 7, 2005 was USD 1 = Skr 7.0919

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

        SEK aims to be a strong financial partner for both customers and investors. With the Nordic region as its base and home market, SEK provides long-term financial solutions tailored for the private and public sectors. Business activities include export credits, lending, project financing, leasing, capital market products and financial advisory services. SEK extends credits, or loans, under two principal lending systems. Credits on commercial terms at prevailing fixed or floating market rates of interest are provided under the "Market Rate System" ("SEK exclusive of the S-system"), and credits on State-

supported terms at fixed rates of interest that may be lower than prevailing fixed market rates are provided under the "State Support System" (the "S-system"). The S-system is administered on behalf of the State by SEK against compensation.

        From its roots and base in export credits, SEK's product range has expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK's clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK's borrowing activities in the international capital markets have given SEK expertise in financial instruments, an expertise that has earned international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of March 2005: AA+ from Standard & Poors and Aa1 from Moody's Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

        SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has increased its financing of infrastructure projects business with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK's services and customer base reflects SEK's efforts to become a broader-range finance house with specialists in a number of areas, while continuing to emphasize its traditional role as a long-term lender.

        The increasing integration of business in the Nordic countries is consistent with SEK's goal of having a position in the Nordic countries within its niche: long-term financial solutions. SEK has a representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK's position in the Nordic market.

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

        SEK's relationship with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers' requirements. This network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

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

        The following table summarizes SEK's credits outstanding and debt outstanding at December 31, 2004, 2003, and 2002:

	At December 31,
(Skr million)	2004	2003	2002
Total credits outstanding (old format)(A)	57,932	60,871	65,470
Of which S-system	6,740	7,730	11,481
Total debt outstanding	143,895	135,566	114,838
Of which S-system	526	554	3,179

(A)
Amounts of credits as reported under the "old format". The old format includes all credits—i.e., credits documented as interest-bearing securities (which are not included in the amounts reported as credits under the "new format"), as well as credits granted against traditional documentation. These amounts, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on the old format unless otherwise stated. (See also Note 18 to the Consolidated Financial Statements.)

        b.    Lending Operations—General

        The following table sets forth certain data regarding the Company's lending operations during the five-year period ended December 31, 2004:

	At December 31,
(Skr million)	2004	2003	2002	2001	2000
Offers of long-term credits accepted(A)	22,748	18,960	13,365	20,245	20,665
Of which S-system(B)	2,619	1,939	172	743	10,103
Total credit disbursements	11,459	9,954	7,896	17,576	7,760
Of which S-system	191	1,032	1,377	3,324	1,573
Total credit repayments, including effects of currency translations	14,396	17,334	14,599	17,563	3,567
Of which S-system	990	4,784	5,357	1,951	1,774
Total net increase / (decrease) in credits outstanding	(8,050)	1,739	(6,478)	(2,156)	4,042
Of which S-system	(1,516)	(3,238)	(3,981)	1,354	(201)
Credits outstanding at December 31:
Credits outstanding (old format)(A)	57,932	60,870	65,470	70,361	60,856
Credits outstanding (new format)(A)	32,722	40,772	39,033	45,511	47,667
Of which S-system	6,748	8,264	11,502	15,482	14,128
Total credit commitments outstanding at December 31	16,353	14,358	11,849	16,444	19,145
Of which S-system	10,226	10,025	10,124	12,088	13,456

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities (which are not included in the credits reported as credits under the "new format"), as well as credits granted against traditional credit agreement documentation. Amounts reported under the old format, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refer to amounts based on the old format unless otherwise stated. (See also Note 18 to the Consolidated Financial Statements.)

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

at December 31, 2004 (Skr billion)		Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.5	1.4	1.4							0.1		0.1
Asia	6.0	4.7	4.5	0.1	0.1	0.5	0.5			0.8	0.2	0.6
Latin America	3.0	2.4	2.2	0.2						0.6	0.2	0.4
North America	0.8	0.3	0.3							0.5		0.1	0.4
Sweden	31.4	27.0	10.5	10.3	6.2	0.1		0.1		4.3		4.3
Other Nordic Area	10.2					8.1	1.9	3.1	3.1	2.1		2.1
Other Western Europe	4.1									4.1	0.7	2.2	1.2
Baltic Area	0.0									0.0		0.0
Other Eastern Europe	0.9	0.5	0.5							0.4	0.2	0.2

Total	57.9	36.3	19.4	10.6	6.3	8.7	2.4	3.2	3.1	12.9	1.3	10.0	1.6

at December 31, 2003 (Skr billion)		Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.4	1.4	1.3		0.1
Asia	8.1	6.1	5.8	0.2	0.1	0.8	0.7	0.1		1.2	0.3	0.9
Latin America	5.6	4.5	4.1	0.3	0.1	0.1		0.1		1.0	0.3	0.5	0.2
North America	1.1	0.5	0.3		0.2					0.6		0.2	0.4
Sweden	31.5	26.1	10.0	8.5	7.6					5.4		5.4
Other Nordic Area	9.1					6.8	1.6	1.7	3.5	2.3		2.3
Other Western Europe	3.3	0.1	0.1							3.2		3.2
Baltic Area	0.1									0.1			0.1
Other Eastern Europe	0.7	0.2	0.2							0.5		0.5

Total	60.9	38.9	21.8	9.0	8.1	7.7	2.3	1.9	3.5	14.3	0.6	13.0	0.7

at December 31, 2002 (Skr billion)		Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.4	1.3	1.3							0.1	0.1	0.0
Asia	12.0	9.2	8.7	0.4	0.1	1.1	1.0	0.1		1.7	0.4	1.3
Pacific
Latin America	7.2	6.2	5.7	0.4	0.1	0.1		0.1		0.9	0.4	0.5
North America	6.3	0.2	0.2							6.1		5.2	0.9
Sweden	25.3	25.1	7.3	9.1	8.7	0.2			0.2
Other Nordic Area	6.7					6.7	1.2	1.2	4.3
Other Western Europe	6.1	0.2	0.1	0.1	0.0					5.9		4.7	1.2
Baltic Area	0.1	0.1	0.1		0.0
Other Eastern Europe	0.4	0.4	0.3		0.1

Total	65.5	42.7	23.7	10.0	9.0	8.1	2.2	1.4	4.5	14.7	0.9	11.7	2.1

        As most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, the above tables reflect the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

SEK exclusive of the S-system

        SEK exclusive of the S-system reports credits in the following categories:

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

        Credits outstanding at December 31, 2004, 2003 and 2002 were distributed among SEK's various categories of credits as follows:

Credits outstanding, type of credits	2004	2003	2002
(Skr million)
Financing of capital goods exports	9,149	11,627	13,466
Other export related credits	29,260	29,415	31,826
Infrastructure	12,783	12,099	8,697

Total	51,192	53,141	53,989

        Offers granted by the Company for credits that borrowers accepted during the years ended December 31, 2004, 2003 and 2002 were distributed among SEK's various categories of credits as follows:

Offers accepted, type of credit	2004	2003	2002
(Skr million)
Financing of capital goods exports	4,171	4,148	701
Other export related credits	10,178	7,863	8,447
Infrastructure	5,781	5,010	4,045

Total	20,130	17,021	13,193

        A long-term trend has been the reduction in importance of the financing of traditional capital goods in Sweden's export industry. SEK's services have therefore changed over time to meet customers' needs. This means that a credit granted could be either in the form of capital goods export financing or another category of export related credits. In addition, export financing has become more competitive, especially in the recent low interest-rate environment, as financial markets have been deregulated and more exporting companies finance their own sales to gain additional revenue and enhance their competitive position. As SEK is a relatively small player in the market, the changes in volumes from year to year are more the effect of specific business opportunities than the effect of fluctuation in the overall volume of the markets for export credits.

        The volume of infrastructure credits reflects the decision in 1996 to broaden SEK's mandate to include infrastructure financing that directly or indirectly enhances the Swedish export industry. In that connection municipalities and other public authorities in Sweden and elsewhere in the Nordic region have become an increasingly important sector of business that SEK targets.

        Export financing are made at prevailing market rates of interest. The Company normally makes credit offers at a quoted interest rate that is subject to change prior to acceptance of the credit offer (an "indicative credit offer"). However, credit offers can also be made at a binding interest rate (a "firm credit offer"), but such credit offers have until now rarely been made and are then only valid for short periods. When a borrower accepts an indicative credit offer, the interest rate is set and a binding credit commitment by the Company arises.

        Before the Company makes any credit commitment, it ensures that the currency in which the credit is to be funded is expected to be available for the entire credit period at an interest rate that, as of the day the commitment is made, results in a margin that the Company deems sufficient. Except for the portion of the Company's credits in Swedish kronor that are financed by the Company's shareholders' funds and untaxed reserves, the Company borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Company may accordingly decide not to hedge for movements in interest rate risk particular credit commitments until some time after they are made. Interest rate risks associated with such uncovered commitments are monitored closely and may not exceed interest rate risks limits established by the Board of Directors. The Company's policies with regard to counterparty exposures are described in Item 11.a "Quantitative and Qualitative Disclosures about Market Risk—Risk Management".

        The Company's initial credit offer and subsequent credit commitment set forth the maximum principal amount of the credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

        The following table shows the currency breakdown of credit offers accepted for credits with maturities exceeding one year for each year in the three-year period ended December 31, 2004.

	Percentage of credit offers accepted
Currency in which credit is denominated
	2004	2003	2002
Swedish kronor	43%	36%	47%
Euro	36%	40%	47%
U.S. dollars	20%	17%	5%
Other	1%	7%	1%

Total	100%	100%	100%

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

        Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding under the S-system, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the State. SEK treats the S-system as a separate operation for accounting purposes, with its own income statement. Although the deficits (surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any credit losses that would be incurred under such programs are not reimbursed by (or paid to) the State. Accordingly, SEK has to obtain appropriate credit support for these credits as well, all of which are reported on SEK's balance sheet.

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

        Effective September 1, 2002, certain new conditions were introduced for CIRR-based credits. Firstly, a commitment fee of 0.25 percent was removed. Secondly, compensation of 0.25 percent per annum, based on outstanding credit amount was introduced to the benefit of the bank or financial institution leading the credit, to cover the costs of arranging and managing the facility. In addition, the conditions have been amended to permit the applicant to submit the application to the Swedish Export Credits Guarantee Board (the "EKN"), as an alternative to SEK. Regardless, SEK will be responsible for the administration and funding of all transactions.

        The OECD Consensus also strengthens the rules for tied or partially tied concessionary credits. In principle, during 2004 such credits were not permitted to be extended to countries whose per capita GNP for the year 2003 was greater than USD 3,035. Tied or partially tied concessionary credits to other countries were not permitted to be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms.

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

        The following table sets forth the volumes of offers accepted, undisbursed credits at year end, new credits disbursed and credits outstanding at year end under the various programs in the S-system for each year in the three-year period ended December 31, 2004.

	Concessionary Credit Program			CIRR-credits			Total
(Skr million)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Offers accepted	17	47	172	2,602	1,892	0	2,619	1,939	172
Undisbursed credits at year-end	43	67	253	10,183	9,957	9,871	10,226	10,025	10,124
New credits disbursed	34	148	204	1,698	884	1,173	1,732	1,032	1,377
Credits outstanding at year-end	1,410	2,106	3,990	5,330	5,624	7,491	6,740	7,730	11,481

Credit Support for Outstanding Credits

        The Company's policies with regard to counterparty exposures are described in Item 11.a "Quantitative and Qualitative Disclosures about Market Risk—Risk Management".

        The following table shows the credit support by category for the Company's outstanding credits (SEK exclusive of the S-system & S-system) for the five-year period ended December 31, 2004. As most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, this table reflects the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

SEK exclusive of the S-system & S-System	Percentage of Total Credits Outstanding at December 31,
	2004	2003	2002	2001	2000
Credits with State guarantees via National Debt Office(A)	2%	3%	3%	3%	5%
Credits with State guarantees via EKN(B)	16%	20%	26%	33%	29%
Credits with State guarantees (total)	18%	23%	29%	36%	34%
Credits to or guaranteed by Swedish credit institutions(C)	17%	15%	15%	18%	30%
Credits to or guaranteed by foreign bank groups or governments(D)	28%	28%	25%	22%	13%
Credits to or guaranteed by other Swedish counterparties, primarily corporations(E)	10%	10%	14%	10%	13%
Credits to or guaranteed by Municipalities	18%	14%	7%	3%	2%
Credits to or guaranteed by other foreign counterparties, primarily corporations	9%	10%	10%	11%	8%

Total	100%	100%	100%	100%	100%

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

(C)
At December 31, 2004, credits in this category amounting to approximately 10 percent (2003: 7, 2002: 11) of total credits were obligations of the four largest commercial bank groups in Sweden.

(D)
Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments.

(E)
At December 31, 2004, approximately 71 percent (2003: 63, 2002: 88) of credits in this category represented credits to or guarantees issued by ten large Swedish corporations.

        The decline in credits guaranteed by the Swedish Government is a result of SEK's diversification strategy. Under this strategy, SEK's intention is to reduce the relative proportion of its risk exposure towards Swedish counterparties.

        c.    Organization

        SEK organizes its activities into two main business areas: Corporate & Structured Finance, and Capital Markets.

        Corporate & Structured Finance. The Corporate & Structured Finance group is responsible for all activities in general lending, export credits, project finance, leasing and other structured finance projects, as well as origination and advisory services. Corporate has overall responsibility for SEK's relationships with its customers. As a complement to SEK's lending activity, SEK Advisory Services AB offers independent consulting services to both the private and public sectors based on SEK's experience in various areas, especially export credits and project finance, risk management and capital markets. The Company established the subsidiary SEK Advisory Services AB during 2004. Previously consulting services was part of the parent Company activities.

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

        In addition, SEK maintains a risk control unit that operates independently of the business areas. See Item 11a, "Quantitative and Qualitative Disclosures About Market Risk—Risk Management".

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

        The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements. The principal measure of capital adequacy is a capital to risk asset ratio, which compares the capital base to the total of assets and off-balance sheet items. The capital base is divided into two components, one of them being "core" or "Tier 1" capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Non-cumulative preferred shares and similar instruments may not be included in Tier 1 capital to the extent they exceed 15% of the Tier 1 capital other than non-cumulative preferred shares and similar instruments. The other component in the capital base is "supplementary" or "Tier 2" capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with an original term of at least five years (with a deduction of 20% for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk (0%, 10%, 20%, 50% or 100%) depending on the debtor or the type of collateral, if any, securing the assets. The minimum capital ratio requirement is 8%, and not more than 50% of an institution's regulatory capital may comprise supplementary capital. SEK's policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2004, SEK's total regulatory capital ratio was 16.3% and its Tier 1 ratio was 10.2%. See also Item 5, "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital Adequacy."

        Under the regulatory rules for large exposures, a "large exposure" is defined as a (risk-weighted) exposure to a single counterparty (or counterparty group) that exceeds 10 percent of the institution's regulatory total capital base. These rules state that no individual large exposure may exceed 25 percent of the regulatory total capital base of the institution, and that the aggregate amount of large exposures may not exceed 800 percent of the institution's regulatory total capital base. The aggregate amount of SEK's large exposures on December 31, 2004, was less than 150 percent of SEK's regulatory total capital base, and consisted of risk-weighted exposures to eleven different counterparties (or counterparty groups). These counterparties (or counterparty groups) were all rated by at least one of the major rating agencies, Moody's and Standard & Poor's, with ratings of not lower than investment grade.

        The Company's subsidiary, AB SEK Securities, has been licensed to conduct a securities business and as such is regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act.

        e.    Competition

        SEK is the only institution authorized by the State to make export financing credits under the S-system. In that connection, and with support from the Swedish State, SEK competes with the export credit agencies of other OECD member countries in providing government-supported export credits. Lending in SEK exclusive of the S-system faces competition from other Swedish and foreign financial institutions, as well as from direct or indirect financing programs of exporters themselves. Deregulation and globalization of the world's financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

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

        In recent years SEK's net profit under Swedish GAAP has been declining. This reflects several factors, including (1) reductions in shareholders' funds in 2000 and 2003 in connection with changes in SEK's ownership, resulting in a higher proportion of SEK's assets being funded through debt financing, and (2) the lower interest rate environment in recent years that has resulted in maturing investments of the Company's shareholders' funds being reinvested at lower interest rates. In 2004, SEK achieved a slight increase in earnings, primarily related to higher volumes of debt-financed assets and a recovered credit loss.

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

        b.    Critical Accounting Policies and Estimates

Critical Accounting Policies and Estimates under Swedish GAAP

        The Company has identified as critical accounting policies those accounting policies regarding the application of hedge accounting according to Swedish GAAP. For accounting policies regarding hedge accounting according to Swedish GAAP see below and Note 1(j), and Note 1(q) to the Consolidated Financial Statements.

        The Company's lending and investing transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates, currencies, and other relevant factors, such that the Company's exposure to changes in net fair values of such transactions due to movements in interest and/or exchange rates is hedged. Under Swedish GAAP, SEK applies hedge accounting for all transactions that are economically hedged. Economic hedging is done primarily on a contract-by-contract basis but in some cases on a portfolio basis.

        For transactions without matched and offsetting balance sheet positions, SEK enters into derivative transactions, in order to achieve an effective economic hedge. These instruments include interest-rate related, currency related and other agreements that SEK uses for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures.

        SEK accounts for derivatives in accordance with hedge accounting rules under Swedish GAAP. If hedge accounting is applicable, the change in the amortized cost of the derivative is recorded in earnings, which corresponds to a similar but opposite change in the amortized cost of the underlying assets or liabilities, also recorded in earnings. For the major part of transactions on- or off balance sheet, both derivatives and underlying instruments are recorded at amortized cost. For financial instruments classified as held-for-trading both derivatives and underlying instruments are marked-to-market. This means that the economic purpose of holding the derivative is always reflected in the accounting treatment under Swedish GAAP. Therefore, there is under Swedish GAAP no measurement or recognition inconsistency (sometimes referred to as an accounting mismatch) that would otherwise arise from measuring assets, liabilities or derivatives or recognizing the gains and losses on them on different bases.

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

        When the securities are carried at fair value, fair value is calculated with the use of market quotations, pricing models and discounted cash flows. Certain of the Company's securities are not publicly traded, and quoted market prices are not readily available. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. Furthermore, the estimated fair value of a security may differ significantly from the amount that could be realized if the security were sold immediately.

        When the derivative instruments are carried at fair value, fair value is calculated based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results.

        Although variability is inherent in these estimates, when carrying instruments at fair value for securities and derivatives, management believes the amounts provided under Swedish GAAP will be appropriate based upon the facts available as presented in the financial statements.

        SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. A major part of its assets, liabilities, and related derivatives is denominated in foreign currency. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK's policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Critical Accounting Policies in Reconciliation to U.S. GAAP

        The Company has also identified as critical accounting policies those accounting policies regarding the application of hedge accounting according to U.S GAAP. For accounting policies regarding hedge accounting and measurements of fair values according to U.S. GAAP see Note 1(j), 1(q), and Note 38.

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

        Under U.S. GAAP some of the inherent uncertainty of valuation techniques when calculating fair value related to securities and derivatives will have a greater impact. This is due to the fact that a larger portion of financial assets, liabilities and derivatives is carried at fair value with effects of changes in fair value going through the income statement or directly through equity.

        For a more detailed description of critical accounting policies and estimates under U.S. GAAP, see Note 38 to the Consolidated Financial Statements.

        c.    Assets and Business Volume

Total Assets

        SEK's total assets at December 31, 2004, increased to Skr 162.1 billion (2003: 151.8). The main components of the net change in total assets were a Skr 13.2 billion increase in the portfolio of interest-bearing securities, and a Skr 3.0 billion decrease in the credit portfolio. Currency exchange effects negatively affected the book values of these portfolios by approximately Skr 2.8 billion and Skr 1.5 billion, respectively, primarily as a result of the depreciation of the U.S. dollar. Credits outstanding represented Skr 57.9 billion (2003: 60.9) of total assets, while interest-bearing securities represented Skr 92.8 billion (2003: 79.6).

        In addition to the revenue-generating assets, the balance sheet at year-end 2004 also included Skr 3.5 billion (2003: 3.4) representing accrued and prepaid items, Skr 0.2 billion (2003: 0.2) representing non-financial assets, and Skr 7.7 billion (2003: 7.7) representing other assets. The main component of the last item is the aggregate net value of derivative instruments with positive values (see Note 1 (q) to the Consolidated Financial Statements). The approximate month-end average volume of total assets during the year was Skr 160.6 billion (2003: 139.3).

        SEK continues to have a high level of liquid assets and a low funding risk. At December 31, 2004, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See also the graph "Development over Time of SEK's Available Funds" under Item 11a, "Quantitative and Qualitative Disclosures About Market Risks—Risk Management". SEK's current policy is to invest its surplus liquidity in instruments with average maturities not exceeding three years and average ratings of at least AA3 from Moody's and AA- from Standard & Poor's.

Business Volume

        SEK's total volume of new customer financial transactions reached an overall level of Skr 27.5 billion (2003: 23.2). New credits granted totaled Skr 22.7 billion (2003: 19.0) and syndicated customer transactions totaled Skr 4.8 billion (2003: 4.2).

        The volume of new credits increased, related both to the private sector and to infrastructure investments by Swedish municipalities. Furthermore, syndicated customer transactions have increased.

        Swedish exports have performed very well during 2004, which has led to higher demand for export credits. The market has, though, been characterized by high liquidity and strong price competition. The corporate sector has regained strength and has used its strong cash-flows to finance new investments and repayment of outstanding debt. Therefore, demand for new credits from the corporate sector has been weak, while municipalities have continued to borrow for investments in infrastructure. Under these market conditions, SEK has had a successful year.

        Export credits represented Skr 6.8 billion (2003: 6.1) of new credits, while infrastructure credits amounted to Skr 5.8 billion (5.0). Other direct lending to customers amounted to Skr 10.1 billion (2003: 7.9).

        Skr 2.6 billion (2003:1.9) of long-term credits was granted under the S-system.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 73.4 billion (2003: 74.4), of which Skr 57.9 billion (2003: 60.9) represented credits outstanding. Of the aggregate amount of Skr 73.4 billion (2003: 74.4) of credits outstanding and credits committed, Skr 17.0 billion (2003: 17.8) was related to the S-system, of which Skr 6.7 billion (2003: 7.7) represented credits outstanding. Although the volume of new credits increased, the outstanding amount of credits has decreased due mainly to repayments of credits. The decrease in credits outstanding also reflects currency exchange effects due to the weakening of the U.S. dollar during the year.

        The aggregate amount of outstanding offers for new credits at year-end increased to Skr 39.1 billion (2003: 30.7). The increase was related to a few large offers. Of that amount offers for new credits outstanding in the S-system at December 31, 2004 were Skr 38.4 billion (2003: 30.4).

Total	Of which S-system
			Total		Of which
Volume Development, Lending (Skr million)	2004	2003	2004	2003	CIRR- credits 2004	Concessionary credits 2004
Offers of direct long-term credits accepted(A)	22,748	18,960	2,619	1,939	2,602	17
Syndicated customer transactions	4,773	4,227	—	—	—	—
Total customer financial transactions	27,521	23,187	2,619	1,939	2,602	17
Undisbursed credits at year-end(A)	15,452	13,494	10,226	10,025	10,183	43
Credits outstanding at year-end (old format)(A)	57,932	60,870	6,740	7,730	5,330	1,410
Credits outstanding at year-end (new format)(A)	32,722	40,772	6,748	8,264	5,338	1,410

(A)
Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities (which are not included in the credits reported as credits under the "new format"), as well as credits granted against traditional credit agreement documentation. Amounts reported under the old format, in SEK's opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refer to amounts based on the old format unless otherwise stated. See also Note 18 to the Consolidated Financial Statements.

d.
Counterparty Risk Exposures.

        SEK aims to maintain its asset quality at a high level. The table "Counterparty Risk Exposures" in Item 11.a, "Quantitative and Qualitative Disclosures About Market Risk—Risk Management" shows the distribution of risk exposures to the various categories of counterparties of SEK's on-balance sheet assets and off-balance sheet items. Of the total risk exposure 15 percent (2003: 18) was against highly rated OECD states; 6 percent (2003:6) was against local and regional authorities; 70 percent (2003: 65) was against banks, mortgage institutions and other financial institutions and 9 percent (2003: 11) was against corporations and others.

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

        SEK has maintained, and intends to maintain, a conservative policy regarding counterparty exposures arising from its credit portfolio and from other assets as well as from derivative instruments and other financial instruments traditionally accounted for as off-balance sheet instruments. SEK's policy as regards to counterparty exposures is to be selective in its acceptance of counterparty exposures in order to ensure high overall credit quality in its portfolio.

e.
Results of Operations

SEK excluding the S-system

        Operating profit in 2004 was Skr 611.8 million (2003: 595.3, 2002:664.4). The increase in profit was due mainly to higher net interest earnings related to higher business volumes and lending margins and a recovered credit loss in 2004.

        Net interest earnings totaled Skr 801.7 million (2003: 757.5, 2002: 798.2). Net interest earnings include net margins from debt-financed assets, on the one hand, and revenues from the investment portfolio (i.e., the long-term fixed-rate assets representing the investment of SEK's equity), on the other hand. For the financial year 2004, the contribution to net interest earnings from debt-financed assets was Skr 562.3 million (2003: 447.2, 2002: 465.9). The increase in net interest earnings was a result of increased average volumes of debt-financed assets outstanding during 2004. The underlying average month-end volume of such debt-financed assets was Skr 137.9 billion (2003: 114.5, 2002: 111.7), with an average margin of 0.41 percent p.a. (2003: 0.39, 2002: 0.42). The increase in average margin in 2004 was related to the liquidity portfolio. The volume of the liquidity portfolio increased due to increased borrowing activities. The funds are placed in liquid assets awaiting lending to customers. The decline in average margin in 2003 was due mainly to the interest cost of the increased hybrid capital.

        The contribution to net interest earnings from the investment portfolio was Skr 239.4 million (2003: 310.3, 2002: 332.3). The decrease in 2004 was mainly due to a significant decrease in average yield in the investment portfolio. During especially the third quarter of 2004, some long-term, fixed-rate assets in the investment portfolio matured and were subsequently reinvested at significantly lower interest rates than the interest rate on the matured assets. The decrease in 2003 was due mainly to the impact in the second half of the year of the reduction in SEK's equity. This reduction also adversely affected investment earnings in 2004.

        Commissions earned were Skr 15.9 million in 2004, compared to commissions earned of Skr 13.0 million in 2003 and Skr 18.5 million in 2002. The increase in 2004 was due mainly to higher activities within the subsidiary SEK Securities. Commissions incurred amounted to Skr 17.2 million (2003:17.1, 2002: 6.5). The lower commissions incurred in 2002 compared with 2004 and 2003 reflect accounting classifications the Company deems not to be material.

        Operating profit in 2004 includes Skr 17.9 million (2003: 29.7, 2002: 33.0) representing remuneration from the S-system, based mainly on outstanding volumes of credits. The outstanding volume of S-system credits decreased by Skr 1.0 billion in 2004 and Skr 3.8 billion in 2003.

        Operating profit in 2004 also includes net results of financial transactions amounting to Skr 5.3 million (2003:11.7, 2002: -0.7). Net results of financial transactions include market valuation effects in the trading portfolio and currency exchange effects as well as realized profits. The variation in net results of financial transactions arises primarily from unrealized market valuation effects.

        Administrative expenses in 2004 increased to Skr 230.3 million (2003: 189.5, 2002: 166.4). The continuing increases reflect higher personnel expenses due to the process of strengthening and broadening the business activities, as well as increased costs due mainly to new regulations regarding capital adequacy requirements and financial reporting. The total number of employees at year-end 2004 was 147 (2003: 140, 2002: 123). The average number of employees increased to 131 in 2004 (2003: 124, 2002: 113).

        The administrative expenses also included a Skr 12.9 million (2003: 1.4, 2002: -) provision under SEK's general incentive system for its staff. The total cost for the incentive system for each year is limited to an amount equaling two months salaries by employee plus social insurance costs. In addition to such general incentive system, individual, performance-related remuneration agreements also exist.

        Depreciations of non-financial assets increased to Skr 26.4 million (2003: 15.5, 2002: 7.5). The increases relate to depreciation of primarily intangible assets related to SEK's new IT business system. The replacement of SEK's business system has in essential parts been concluded at the end of 2004. Expenditures from this project booked as new investments were Skr 28.9 million in 2004 (2003: 36.9, 2002: 40.7).

        No credit losses were incurred. During 2004 a Skr 45.3 million recovery of a credit loss occurred, related to a loan loss provision made in 1992. (See also Note 14.)

        Net profit for 2004 was Skr 439.6 million (2003: 427.5, 2002: 479.7), after charges for taxes amounting to Skr 172.2 million (2003: 167.8, 2002: 184.7). The effective tax rate for 2004 was 28.1 percent (2003: 28.2, 2002: 27.8).

        The net profit for 2004, reconciled to U.S. GAAP, reached Skr 1,076.7 million, compared to a net profit of Skr 643.2 million in 2003 and a net profit of Skr 2,613.4 million in 2002. The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a positive adjustment of Skr 637.1 million in 2004, compared to a positive adjustment of Skr 215.7 million in 2003 and Skr 2,133.7 million in 2002.

        These substantially higher adjustments during the three year period presented above, when compared to periods prior to 2001, were primarily the result of the application, beginning in 2001, of Statement of Financial Accounting Standard 133 (SFAS 133), which has increased the volatility of SEK's U.S. GAAP net income and shareholders' equity. SFAS 133 requires, among other things, that changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship must be recognized currently in the income statement. Positive adjustments to U.S. GAAP income for derivatives and hedging activities, before related tax effects, amounted to Skr 82.6 million in 2004, compared to negative adjustments in 2003 (Skr 177.8 million) and a positive adjustment in 2002 (Skr 359.8 million). Because a substantial portion of the Company's assets, liabilities and derivatives were structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, after that date there has been a substantial reduction in volatility in U.S. GAAP income. A main component of the remaining volatility in income for derivatives and hedging activities is related to derivatives in the portfolio of held-to-maturity securities for which hedge accounting is not permitted under U.S. GAAP. Another main component of the remaining volatility is related to derivatives that are used to hedge perpetual subordinated debt but which do not yet qualify for hedge accounting. It should be noted that SEK is economically hedged for transactions on which hedge accounting is applicable under Swedish GAAP but not under U.S. GAAP. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders' funds related to transactions that qualify for hedge accounting under Swedish GAAP but not under U.S. GAAP.

        Related to this development is the impact of adjustments under U.S. GAAP for changes in currency exchange rates affecting the fair value of foreign currency denominated instruments in SEK's available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133 and the carrying value of their related funding. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders' equity, but the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. As a result, in 2002 when the Swedish kronor appreciated against these funding currencies, SEK reported a positive adjustment to net profit for foreign exchange differences, before related tax effects, of Skr 2,695.9 million (with a corresponding negative adjustment of Skr 2,695.9 million to other comprehensive income). Because of the continuing appreciation of the Swedish kronor against funding currencies during 2003 and 2004, SEK again reported positive adjustments to net profit for foreign exchange differences, before related tax effects, of Skr 720.4 million during 2003 and Skr 1,000.0 million during 2004 (with corresponding negative adjustments of Skr 720.4 million during 2003 and Skr 1,000.0 million during 2004 to other comprehensive income); however, because a substantial portion of the Company's assets, liabilities and derivatives had been structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, the amount of the adjustments in 2003 and 2004 was reduced in comparison to the full year 2002. The higher amount in 2004 is related to currency exchange changes during the year. It should be noted that SEK is economically hedged against the foreign currency exchange effects of the revaluation of balance sheet components. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income related to foreign currency denominated instruments in the available-for-sale portfolio.

        The reconciliation of SEK's net income to U.S. GAAP was negatively affected in 2004 by a loss from the repurchase of its own debt, which under U.S. GAAP is recognized immediately in the income statement, amounting to Skr 21.9 million in 2004. There were corresponding adjustments amounting to a loss of Skr 55.7 million in 2003 and a gain of Skr 51.4 million in 2002.

        See Note 38 to the Consolidated Financial Statements.

The S-system

        CIRR credits, one of the two types of credits in the S-system, contributed to the S-system results with a surplus of Skr 145.3 million in 2004 (2003: 120.0, 2002: 112.7).

        Net costs related to concessionary credits, the second type of credit in the S-system, were Skr 126.4 million in 2004 (2003: 209.8, 2002: 337.0). Decrease in net interest costs was mainly due to a decrease in volume of outstanding concessionary credits.

        The S-system paid a net compensation to SEK amounting to Skr 17.9 million in 2004 (2003: 29.7, 2002: 33.0), being compensation paid to SEK for carrying the S-system credits and the related credit risks on SEK's balance sheets. SEK, on the other hand, paid a net amount of Skr 36.8 million to the State in 2004 related to positive net interest and foreign exchange differences. In 2003 and 2002 the State reimbursed SEK an additional Skr 60.1 million and Skr 191.3 million, respectively, to cover negative net interest and net of foreign exchange differences.

        Every year during the period from the year after the implementation of the S-system (1978) until 1989, the result of the CIRR-based export credits under such system was negative. Since 1990, however, the result has been positive in the aggregate.

	Results in the S-System by Type of Credit
							Net result for S-system
	CIRR credits			Concessionary credits
(Skr million)
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Interest revenues/(expenses)	155.4	134.3	131.1	(121.6)	(201.8)	(325.0)	33.9	(67.5)	(193.9)
Remuneration to SEK	(13.0)	(21.7)	(21.0)	(4.8)	(8.0)	(12.0)	(17.9)	(29.7)	(33.0)
Foreign exchange differences	2.9	7.4	2.6	—	—	—	2.9	7.4	2.6

Total	145.3	120.0	112.7	(126.4)	(209.8)	(337.0)	18.9	(89.8)	(224.3)
f.
Liquidity, Capital Resources and Funding

Liquidity

        In accordance with SEK's funding and liquidity policies, at December 31, 2004 the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See the graph"Development over Time of SEK's Available Funds" shown below in Item 11a, "Quantitative and Qualitative Disclosures About Market Risk- Risk Management".

        SEK endeavors to take advantage of borrowing opportunities that arise and, where SEK deems it advantageous, to pre-fund its credits. Its interest-bearing securities, other than credits, were Skr 86.9 billion at December 31, 2004 (2003: 68.6), an increase of 26.7% compared to 2003. The increase in these investment securities reflected SEK's increased borrowing activities in response to well diversified borrowing opportunities in all major capital markets.

        SEK's policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2004, the book value of its interest-bearing securities with maturities of one year or less was Skr 36.4 billion (2003: 30.7). In addition, at that date the aggregate of SEK's credits and interest-bearing securities with maturities of one year or less exceeded its total senior debt with such maturities by Skr 22.7 billion (2003: 30.4).

        The following tables set forth as of December 31, 2004 the maturity profile of SEK's contractual cash obligations.

	At December 31, 2004 Payments Due by Period
(Skr million)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior debt	141,130.6	23,536.0	58,955.1	17,940.7	40,698.8
Subordinated debt(1)	2,764.7	—	—	—	2,764.7
Other long-term obligations(2)	17.6	0.8	2.4	1.6	12.8

Total contractual cash obligations	143,912.9	23,536.8	58,957.5	17,942,3	43,476.3

(1)
Maturity, 2010, subject to redemption beginning in 2005 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million). Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

(2)
Excluding derivative contracts that relates to hedged positions. Current fair value of these derivatives as of December 31, 2004 can be seen in the table Capital Base and Required Capital in the section Capital Adequacy. Cash payment obligations associated with such derivative financial instruments designated in fair value hedge relationship are arranged to correspond in timing and inversely in amount with cash flows under settlement of hedged assets and liabilities.

        See also "—Funding" for additional information on the maturities of SEK's debt.

        The following table sets forth the maturity profile of credits outstanding as of December 31, 2004.

Credits outstanding	At December 31, 2004 Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Credits outstanding	57,931.9	13,693.0	25,612.7	10,227.4	8,398.8

        The following table sets forth the maturity profile of SEK's commercial commitments as of December 31, 2004, all of which represented committed undisbursed credits:

Commercial Commitments	At December 31, 2004 Amount of Commitment Expiration Per Period
(Skr million)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Commercial commitments	16,352.6	500.4	2,945.6	2,763.0	10,143.6

        For further information about funding and liquidity risk see Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management". The figures above in the table are in the diagram "Development over Time of SEK's Available Funds" in Item 11a.

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

        During the year ended December 31, 2004, total new borrowings with maturities exceeding one year were equivalent to approximately Skr 38.8 billion, compared with Skr 62.0 billion and Skr 44.9 billion for the years ended December 31, 2003 and 2002, respectively. New borrowings in 2004 comprised 248 transactions (2003: 440). All important international capital markets (U.S., Europe, Japan and Asia exclusive Japan) have contributed with approximately equal shares to SEKs funding during 2004. Two large capital market transactions were completed. The first of these two transactions were a EUR 1 billion global bond with most of the investors located in Europe and Asia. Later in the year, SEK made its second global USD bond issue amounting to USD 1 billion with investors located in the U.S., Europe, and Asia. For a description of the Company's outstanding debt, see Notes 23 and 27 to the Consolidated Financial Statements.

        The outstanding volume of debt with original maturities of one year or less increased in 2004. At December 31, 2004 outstanding debt with remaining maturities of one year or less was Skr 23,536.0 million, compared with Skr 15,193.7 million at December 31, 2003. The average maturity of SEK's senior debt at December 31, 2004, had decreased to 6.7 from 7.3 years at December 31, 2003. See "Consolidated Statements of Cash Flows" in the Consolidated Financial Statements and Note 30 to the Consolidated Financial Statements.

        The rating level established after the ownership change in 2003 has remained unchanged during 2004. SEK's long-term debt rating is AA+ from Standard & Poor's and Aa1 from Moody's. The maintenance of high ratings is essential to SEK's funding costs and profitability.

Capital Adequacy

        The capital base as well as the minimum capital that SEK is required to maintain are determined in accordance with the capital adequacy requirements under Swedish law that are applicable to all credit institutions and securities companies supervised by the Swedish Financial Supervisory Authority.

        SEK has a capital adequacy ratio that is well above the minimum required by law. At December 31, 2004, the regulatory total capital adequacy ratio was 16.3 percent (2003: 16.6), which is more than two times as large as required under Swedish law. Of the regulatory total ratio, the Tier-1 ratio represented 10.2 percent at December 31, 2004 (2003: 9.5). SEK also calculates adjusted capital adequacy ratios with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The adjusted total capital adequacy ratio was 17.9 percent at December 31, 2004 (2003: 18.3), of which 11.9 percent (2003: 11.1) represented adjusted Tier-1.

        The guarantee fund permits SEK to demand additional capital of up to Skr 600 million from the Swedish State if SEK finds it necessary in order to be able to fulfill its obligations.

        SEK's regulatory capital base was Skr 6,079 million at December 31, 2004 (2003: 5,953), of which the Tier-1 related amount was Skr 3,823 million (2003: 3,395). The adjusted capital base was Skr 6,679 million (2003: 6,553), of which the Tier-1 related amount was Skr 4,423 million (2003: 3,995). Risk-weighted claims at year-end amounted to Skr 37,312 million (2003: 35,854). Accordingly, the minimum capital required to satisfy the statutory 8 percent standard was Skr 2,986 million at December 31, 2004 (2003: 2,868).

        The growth in capital base during 2004 represents retained net profit, reduced by currency exchange effects on the USD hybrid capital.

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
(Amounts in Skr million)

I.    Capital requirement

	Consolidated Group						Parent Company
	December 31, 2004			December 31, 2003			December 31, 2004			December 31, 2003
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	162,066	34,385	2,751	151,800	31,682	2,534	162,144	34,466	2,757	151,869	31,752	2,540
Off-balance sheet items	17,273	2,891	232	21,171	4,172	334	17,273	2,891	232	21,171	4,172	334
Other exposures	n.a.	36	3	n.a.	0	0	n.a.	36	3	n.a.	0	0

Total	179,339	37,312	2,986	172,971	35,854	2,868	179,417	37,393	2,992	173,040	35,924	2,874
Breakdown by category:
A. Riskweight 0%	46,327	—	—	49,546	—	—	46,327	—	—	49,546	—	—
B1. Riskweight 10%	4,183	418	33	—	—	—	4,183	418	33	—	—	—
B2. Riskweight 20%	96,291	19,258	1,541	96,053	19,211	1,537	96,288	19,258	1,541	96,051	19,210	1,537
C. Riskweight 50%	816	408	33	2,284	1,142	91	816	408	33	2,284	1,142	91
D. Riskweight 100%	14,470	14,470	1,158	14,203	14,203	1,136	14,551	14,551	1,164	14,274	14,274	1,142
E. Market exposures	17,252	2,758	221	10,885	1,298	104	17,252	2,758	221	10,885	1,298	104

Total	179,339	37,312	2,986	172,971	35,854	2,868	179,417	37,393	2,992	173,040	35,924	2,874

II. Capital base(A)						III. Capital Adequacy Ratio
	Consolidated Group		Parent Company						Consolidated Group		Parent Company
	12/2004	12/2003	12/2004	12/2003					12/2004	12/2003	12/2004	12/2003
Tier-1 capital	3,823	3,395	3,852	3,423		Total			16.3%	16.6%	16.3%	16.6%
Tier-2 capital	2,256	2,558	2,252	2,554		Of which:
Of which:						Tier-1 ratio			10.2%	9.5%	10.3%	9.5%
Upper Tier-2	1,806	2,103	1,802	2,099		Tier-2 ratio			6.1%	7.1%	6.0%	7.1%
Lower Tier-2	450	455	450	455		Of which:
Total	6,079	5,953	6,104	5,977		Upper Tier-2 ratio			4.9%	5.8%	4.8%	5.8%
						Lower Tier-2 ratio			1.2%	1.3%	1.2%	1.3%
Adjusted Tier-1 capital	4,423	3,995	4,452	4,023		Adjusted Total			17.9%	18.3%	17.9%	18.3%
Adjusted Total	6,679	6,553	6,704	6,577		Of which: Adj. Tier-1 ratio			11.9%	11.1%	11.9%	11.1%

IV.    Specification of off-balance sheet items(B)(C)

Consolidated Group and Parent Company:							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
December 31, 2004	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc	2,499	198	4	194	177	98	—	—	—	—

Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements (repos) etc	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963

Total	302,273	17,273	2,182	15,091	15,383	2,891

December 31, 2003
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,772	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,838	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements (repos) etc	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172

(A)
The capital base includes the net profit for the year.

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

(C)
The terms "positive real exposures" and "negative real exposures" in the table headings refer to such exposures related to derivatives as defined in the capital adequacy requirements under Swedish law.

        In the ordinary course of business SEK is a party to financial instruments with off-balance sheet exposure. The amounts of such exposures are shown in the table above. These instruments include primarily interest rate related and currency related agreements.

New Capital Adequacy Rules

        The Basel Committee for Bank Supervision has headed a review of capital adequacy regulations. The Basel Committee issued its first consultative paper in 1999 and the New Basel Capital Accord, Basel II, were adopted 2004. The regulations are expected to come into force on December 31, 2006. The Swedish Financial Supervisory Authority together with the financial sector (including SEK) is making preparations for the adoption.

        In addition to the capital requirements for credit and market risks contained in the present regulations, there will be a capital requirement for operational risks. According to the proposal, capital adequacy requirements, following approval from the supervisory authority, can be based on the financial institutions' internal systems and assessment. A number of strict requirements have to be met in order to qualify for this alternative. In addition to these methods there are standard rules similar to the present regulatory framework.

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

        g.    Recent Accounting Pronouncements Issued

        A number of new or revised Swedish accounting pronouncements came into effect as from January 1, 2004, generally based on international accounting standards. These changes did not materially affect SEK's financial reports other than to the extent that disclosure requirements were extended. They have been applied in the Consolidated Financial Statements.

        On January 1, 2004, the new standard for pension accounting (the Swedish Financial Accounting Standards RR 29) based on IAS 19 Employee Benefits came into effect. As disclosed in Note 1(r) to the Consolidated Financial Statements, such standard requires defined benefit accounting also for multi-employer plan arrangement if the plan is a defined benefit plan, subject to availability of sufficient information from the plan trustee. Such information is not yet available, and the Company's pension costs under the plan have therefore been accounted for as if the plan were a defined contribution plan. It is not expected that if and when sufficient information is made available that defined benefit accounting will have a material impact on the Company's accounting for pensions.

        The Company is also preparing for the implementation of International Financial Reporting Standards in their entirety, expected to apply to SEK as from January 1, 2007. For a further description of these changes refer to Note 1 to the Consolidated Financial Statements.

        A number of new standards and interpretations issued by the FASB also came into effect on January 1, 2004. The FASB has in addition issued standards with a later effective date. These are further described in Note 38 to the Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees

        The Board of Directors is responsible for the management of the Company.

        The Company's Articles of Association currently provide that the Board of Directors shall consist of six to eight directors and not more than four deputy directors. The State, as holder of all the Class A shares and Class B shares, elects the directors and may elect deputy directors. The Government appoints the Chairman of the Board of Directors. The Board of Directors may appoint a Vice Chairman of the Board of Directors.

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

Board of Directors and Executive Officers

Name	Age*	Position
Björn Wolrath	61	Chairman of the Board and Director
Christina Liffner	54	Deputy Chairman of the Board and Director
Karin Apelman	43	Director
Helena Levander	47	Director
Claes de Neergaard	55	Director
Risto Silander	47	Director
Anders Wenström	58	Director
Per Östensson	45	Deputy Director
Peter Yngwe	47	President
Lars Grönlund	57	Executive Director, Credit Management
Måns Höglund	53	Executive Director, Corporate & Structured Finance
Jakob Nordin	45	Executive Director, Financial Control
Sven-Olof Söderlund	52	Executive Director, Strategic Analysis & Planning
Christina Wetterberg	42	Executive Director, Human Resources
Per Åkerlind	42	Executive Director, Capital Markets & Chief Financial Officer

*
At December 31, 2004

Biographical Details

        Mr. Wolrath was appointed Chairman of the Board and director by the State in September 1998. In 1997 he set up the company Momentum AB in which he is Chairman. From 1981 and until 1997 he was President at Skandia. He is chairman of the Board of directors of Stiftelsen för Respekt, Telia Pensionsstiftelse and Countermine Technologies AB. He is also a director of, Rederi AB Gotland, Samhall AB and Codan A/S.

        Mrs. Liffner was appointed director by the State in June 2003 and Deputy Chairman of the Board in April 2004. She has served in various executive capacities at AssiDomän AB, ABB Atom AB, Asea AB and Surahammars Bruks AB since 1979. She is chairman of the board of Svensk Adressändring AB and Svenska Endometriosföreningen. She is a director of Sveaskog AB, Skandinaviska Jour & Rekryteringsbyrån AB (SJR), Länsförsäkringar Bergslagen AB, Vasakronan and Prevas AB.

        Mrs. Apelman was appointed director by the State in June 2003. She is Chief Financial Officer at Luftfartsverket since 2001. Prior to that she has served in various executive capacities at Saab Aircraft Leasing and Scandinavian Airlines (SAS).

She is Deputy Chairman of the Board of A-banan Projekt AB, director of The Swedish Export Credits Guarantee Board (EKN) and deputy director of Nordic Airport Properties AB and Arlanda Schipol Development Company AB.

        Mrs. Levander was appointed director by the State in April 2004. She is Partner and Chairman of the Board of Nordic Investor Services AB. Prior to that she has served in various executive capacities at Neonet AB, Odin Forvaltning AS and Nordbanken Asset Management. She is a director of SBAB, Bure Equity AB, Gant AB and Transatlantic AB.

        Mr. de Neergaard was appointed director by the State in June 2003. He is President of Swedish Industrial Development Fund since February 2005. He is chairman of the Board of Third Swedish National Pension Fund and board member of Sydsvenska Kemi AB, Emerging Africa Infrastructure Fund, Access Capital Partners SA, Malmöhus Invest AB and Småföretagsinvest AB. He has previously served in various executive and supervisory capacities at European Investment Bank, European Bank for Reconstruction and Development (EBRD), Nordbanken and other private and public institutions.

        Mr. Silander was appointed director by the State in April 2004. He is Private Investor and prior to that he has served in various executive capacities at Alfred Berg ABN AMRO, UBS, Goldman Sachs, Handelsbanken and Citibank. He is a director of NetOnNet AB, Telelogic AB, Tornet AB, RURIC AB, Trygg Stiftelsen and Endeavour Funds Ltd.

        Mr. Wenström was appointed director by the State in June 2003. He is Director at the Ministry for Foreign Affairs since August 2001. Since 1996 he has served in executive capacities at the Ministry covering, inter alia, Nordic co-operation and trade promotion affairs.

        Mr. Östensson was appointed deputy director by the State in April 2001. He is Senior Adviser at the Ministry of Finance since 1998. Prior to that he has served at Ministry for Foreign Affairs, Allgon Antenn Australia and the Swedish Trade Commission in Sydney.

        Mr. Yngwe has been President since April 1997. Since March 1991 he had been Treasurer and Head of the Finance Department of the Company. Prior to that, he served as Treasurer, Treasury and Trading Division of the Company and in various capacities in the Finance Department of the Company beginning in 1984.

        Mr. Grönlund has been Executive Director, Head of Credit Management since April 2003. Prior to that he served as Chief Credit Officer, Group Senior Vice President at ABB Financial Services in Zürich, Managing Director, ABB Credit Finans AB, Stockholm and Area Manager, Senior Vice President, Handelsbanken, Stockholm.

        Mr. Höglund has been Executive Director, Head of Corporate & Structured Finance since January 2002. Prior to that he served as Head Private Banking Sweden at Nordea since 2000, Managing Director at Unibank, Sweden Branch since 1999 and before that he served in executive capacities at FöreningsSparbanken/Sparbankernas Bank (Swedbank), Gotabanken, Stockholm, Götabanken, London and Hambros Bank, London.

        Mr. Nordin has been Executive Director, Financial Control since August 2000. Prior to that he served as General Manager and Head of Finance at Postgirot Bank AB since May 1994. He is a member of the board of Postens Pensionsstiftelse 1996.

        Mr. Söderlund has been Executive Director, Strategic Analysis and Planning since December 1999. Prior to that he has been Executive Director of Risk & Credit Management since January 1998 and Controller of the Company since 1988.

        Mrs. Wetterberg has been Executive Director, Human Resources since October 2004. Prior to that she served as Director Human Resources at Duni AB.

        Mr. Åkerlind has been Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets since September 2000 and Executive Director & Treasurer since April 1997. From 1995 until then he has served as Deputy Treasurer and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1990.

Compensation of Directors and Officers.

        The aggregate remuneration of all directors and officers as a group paid or accrued in 2004 was Skr 16.1 million (2003: 14.7, 2002: 13.7), all of which was in the form of salaries and bonuses, in the case of officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Company are covered by various national social service programs to which the Company contributes. The Company also maintains a pension plan with an insurance company to which the Company contributed approximately Skr 5.5 (2003: 5.6) million in 2004 on behalf of all officers as a group.

        The total amount of the pension obligations related to certain key officers (including those listed above), charged to results and reported as an allocation, was Skr 17.6 million at December 31, 2004.

        The Chairman of the Board received Skr 0.2 million in remuneration in 2004.

        The President's remuneration and other benefits in 2004 totaled Skr 3.7 million, of which a bonus comprised Skr 0.8 million. The bonus is related to targets in the Company's business plan approved by the Board of Directors. Of the total remuneration to the President, Skr 3.5 million is qualifying income for pension purposes. The President is entitled to annual pension benefits upon retirement at age 60 equal to 75 percent of his terminal pay until age 65 after which it is reduced. Such commitments are covered by insurance.

        Remuneration to other key executive officers of the Company in 2004 totaled Skr 11.5 million of which Skr 1.6 million represented bonuses. The bonuses relate to individual set targets and targets defined in the Company's business plan. Certain key executive officers of the Company (including those listed above) have employment contracts providing, in the event such contract is terminated by the Company, certain compensation during the subsequent two-year period subject to deduction for any salary received in new employment. None of the Directors have contracts with the Company providing for benefits upon termination of service.

        See also Note 10 to the Consolidated Financial Statements.

Certain Committees

        The Board of Directors is not required to have an audit committee or a remuneration committee under either Swedish law or, because it does not have securities listed on a U.S. national securities exchange, by the Sarbanes-Oxley Act of 2002 and the regulations thereunder.

        As from 2004, the Board of Directors has established a remuneration committee. The task of the Remuneration Committee is to handle on behalf of the Board of Directors the issue of variable remuneration for certain employees and to report to the Board considerations made in the course of this task. The Remuneration Committee consists of Chairman of the Board and Director Björn Wolrath, Director Claes de Neergaard and Director Anders Wenström. In 2004, the Remuneration Committee convened on three occasions.

Employee Relations

        During the year, the number of employees averaged 131 (2003: 124, 2002: 113), of which 62 (2003: 59 and 2002: 54) were female and 69 (2003: 65, 2002: 59) were male. The number of employees is small in relation to the volume of lending because the number of lending transactions is relatively few and the administration and documentation of credits is in many cases handled by the banks participating in the transactions. The Company has not experienced any strikes or labor disputes and considers its employee relations to be good.

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

Transactions with Related Parties

        The Company held interest bearing securities issued by the State and entities partially or wholly controlled by the State totaling Skr 1,819.8 million at December 31, 2004 and Skr 1,770.8 million at February 28, 2005. By means of direct guarantees extended by the National Debt Office and by EKN, carrying by the full faith and credit of Sweden, 19 percent of the Company's outstanding loans at December 31, 2004 were supported by the State. In addition, under the S-system the difference between interest revenues, net commission revenues and any foreign exchange gains related to lending, on the one hand, and interest expenses related to borrowing, all financing costs, any foreign exchange losses, on the other hand, are reimbursed by the State. The State pays also compensation to SEK for administering the S-system. See Item 4, "Information on the Company—Lending Operations—General—S-system".

        The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. The Company may also extend export loans (in the form of direct or pass-through loans) to entities related to the State although no such loans were outstanding at December 31, 2004 or at February 28, 2005. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

        See also Note 32 to the Consolidated Financial Statements.

Item 8.    Financial Information

Consolidated Financial Statements

        See Item 18, "Financial Statements".

Legal Proceedings

        There are no material pending or, to the Company's knowledge, threatened legal or governmental proceedings to which the Company is or would be a party or to which any of its property is or would be subject.

Dividend Policy

        SEK's dividend policy strives to provide SEK's shareholder with a competitive long-term return on equity consistent with maintaining a risk capital that is well above the regulatory requirements. In connection with the ownership change in 2003 the Swedish State stated that SEK will have a restrictive dividend policy given the decrease of core capital in connection with the ownership change.

Item 9.    The Offer and Listing

Nature of Trading Market

        The Company's 7.375% Exchangeable Preferred Capital Securities and Exchangeable Preferred Capital Securities, Series B, were redeemed and delisted from the New York Stock Exchange in 2003. The Company's 2.875% Global Notes due January 26, 2007, 3.50% Global Notes due January 15, 2008 and 4% Global Notes due June 15, 2010 which are listed on the Luxembourg Stock Exchange are the only issues of the Company's Medium Term Notes, Series B and C (the "Medium Term Notes") listed on any exchange. Other issues of Medium Term Notes are traded in the over-the-counter market.

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

Registration

        The Company's registry number with the Swedish Company Registry (Sw. bolagsregistret) held by the Swedish Companies Registration Office (Sw. Bolagsverket) is 556084-0315.

Purpose

        Under Article 2 of the Articles of Association, the Company's objective is to engage in financing activities in accordance with the Financing Business Act (as from July 1, 2004 substituted by the Banking and Financing Act, however without any influence in this context) and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. SEK's financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) holding of and conduct of trading in securities.

Certain Powers of Directors

        Under the Swedish Companies Act (Sw. Aktiebolagslagen), the Board of Directors is ultimately responsible for the Company's organization and the management of its affairs.

        A resolution of the Board of Directors requires the approval of a majority of the members of the board. However, the Board of Directors may delegate the authority to borrow and lend funds on behalf of the Company to the President or another employee, acting singly or jointly, provided that such financing transaction does not implicate the fundamental policy of the Company or otherwise is of great significance to the Company. There are no requirements on any member of the Board of Directors to own shares in the Company or to retire at a certain age.

        Although the Articles of Association do not address voting by directors on matters in which they are interested, under the Swedish Companies Act, a director may not take part in the following:

  1.
  Agreements between a director and the Company;

  2.
  Agreements between the Company and third parties, where a director has a material interest in the matter that may conflict with the interests of the Company; or

  3.
  Agreements between the Company and a legal entity that the director himself, or together with someone else, may represent;

unless the director, directly or indirectly, through a legal entity, owns all of the shares in the company as issued and, as regards clause 3., where the legal entity contracting with the company as within the same group of companies.

        Under the Companies Act, the Company may not lend funds to shareholders or the directors.

        Under Swedish law, the managing director and at least half of the board members must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director's term of office may not be more than four years, but the Company's Articles of Association require one year terms. A director may, however, serve any number of consecutive terms. Directors elected at the general meeting of the shareholders may be removed from office by a general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Company's Articles of Association, one director is elected Chairman of the Board by resolution of the Board (unless elected by the shareholders) at the first meeting following its appointment.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        a.    Risk Management

        Risk management is a key factor for being able to offer SEK's customers favorable financing and to develop SEK's business activities and thus contribute to the Company's long-term development.

        SEK's customers often require large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk mitigating measures. Therefore, in order to be able to carry out such transactions a well-developed risk management is required with the ability to recognize the counterparties and deals that are desirable. Risk management requires knowledge and processes that are able to handle previously well-known risks according to well-defined techniques but also are able to identify new risks and manage them by building up new techniques. It is not only in customer financing that risk management skills are decisive for success. For many years SEK's funding has taken advantage of the market's various types of risk preferences. By being flexible and accepting new types of structure at an early stage—but also being able to handle the risks—it is possible to satisfy investor demands regarding risk exposure and at the same time obtain financing on favorable terms. A key part of this management is transaction documentation. SEK has for many years been pushing forward the development of documentation techniques through determined quality work.

Aims, focus and objectives of risk management

        As stated above, risk management is a central part of SEK's business model and activities. Meeting customers' financing needs does not rely only on efficient and innovative risk management with the transactions themselves. It is equally important to be able to take advantage of market opportunities in order to obtain funding and perform liquidity investment on attractive terms. This in turn provides the basis for favorable conditions for granting credit.

        The focus of risk management is mainly to reduce and limit risks since SEK's business model implies a transaction volume which is large in relation to the capital base.

        The objective of risk management is to create conditions under which SEK is able to meet the financing needs of its customers. SEK also wishes to take advantage of business opportunities in such a manner that net risks are at a level that is sustainable in the long term in relation to SEK's capital base. The aim is to maintain a high credit quality.

        Risk management contains two important components. One is to manage risks so that net risks are kept at the right level. The other is to assess the capital requirement and ensure a level and composition of the capital base that is in harmony with the development of business activities. This balance is an integrated and important part of the annual business planning work. The business plan is followed up continuously throughout the year.

Methods, approach and procedures

        In order to achieve high quality in risk management it is important to have clear instructions and good technical knowledge to ensure the correct analysis and assessment of the individual counterparty or transaction. In addition to clear instructions and technical expertise, day-to-day work throughout the Company must be permeated with a good risk culture. This is why SEK places great importance on developing adequate process by having clear and reliable routines, a clear division of responsibility and competent and skilled employees. SEK also emphasizes ethical and moral issues. Persistent and consistent conduct develops the risk awareness and attitudes of employees.

        Risk management at SEK involves identifying, analyzing, measuring and reporting exposure to different types of risk. Based on such risk information and with the aid of different techniques, transformation of risk to the risk types and levels that are acceptable and desirable can take place. Risk levels are mainly assessed through a combination of exposure measurement (which solely indicates the amount of capital that is exposed to risk) and a qualitative assessment. For certain types of risk some simple standardized risk measurements (which indicate an estimated possible loss based on certain assumptions on the risk in question) are used in addition.

        In recent years SEK has started to develop more quantitative risk measures. This is in line with the general development of methods—both in the academic world and in the financing industry—as well as amongst legal regulators. One example of SEK's development is a project designed to further improve business control. Business control should be based on economic capital distributed on the basis of quantified risks. The project also aims to prepare an application to the Swedish Financial Supervisory Authority to be allowed to use a foundation Internal Rating Based method (IRB) when calculating capital requirements for credit risks in the new capital adequacy rules, Basel II. The new rules will be effective by year-end 2006. The application will be submitted in 2005.

Basic Principles for Risk Management

        SEK has developed the following basic principles for risk management, which express the goals of SEK's risk management culture:

  •
  SEK will carry out its business in such a manner that SEK is perceived as a first-class counterparty by its business partners

  •
  SEK will be selective in its acceptance of counterparty exposures in order to ensure high credit quality

  •
  All SEK's credit commitments will be fully funded at all times through to maturity

  •
  SEK will at all times have a capital base that is well in excess of regulatory requirements.

Risks—an overview

        In its business activities SEK is exposed to a number of different risks. These range from credit risks to operational risks. In order to be able to offer customers financing solutions—for the most part in long term financing solutions that promote Swedish export—SEK sometimes carries out transactions that without risk initiating measures would have a higher risk than the Company considers acceptable. In order to be able to carry out these transactions, SEK uses a number of methods to reduce or modify risks to desired levels. The main methods used to reduce or transform risks are derivative instruments and guarantees. This means that SEK's net risks—although SEK's gross exposures are considerable—are controlled, limited and small in relation to the transactions it undertakes.

        In order to ensure that the inherent gross exposures of a transaction can be transformed in an effective and controlled manner, SEK has developed clear guidelines for which gross risks can be accepted and which risk modification techniques can be used.

The following risk categories are especially important for SEK:

  •
  For assets, credit-related counterparty risk is the largest risk. It is limited through a strict selection of counterparties and managed, among other things, by the use of guarantees and credit derivatives.

  •
  Market risks arise in transactions that contain embedded derivatives or as a result of liabilities and assets being denominated in different currencies and having different interest rate terms. SEK generally hedges exposures against market risks attributable to embedded derivatives.

  •
  Interest rate risks are managed at an individual contract level and at a total portfolio level, restricted by limits set by the Board of Directors.

  •
  Currency risks are minimized by matching assets and liabilities in terms of currency. The remaining currency risk, which is limited, arises in the net interest income that is continuously generated in foreign currency.

  •
  Market-related counterparty risks arise when derivative instruments are used to manage risks. In order to limit this risk, SEK enters such transactions solely with counterparties which it considers to have a high credit quality. A further reduction of risk is achieved by SEK seeking to obtain collateral or mark-to-market agreements—which mean that the highest permitted risk level, regardless of any market value changes that may occur, is set in advance—from their counterparties before entering into derivative contracts.

  •
  Operational risks. Since SEK's transactions often have long maturities and a high level of complexity, SEK has high demands on systems, processes and employees in order to minimize operational risk. The extensive risk management conducted by SEK is often complicated and therefore leads to additional operational risk that is minimized in a corresponding manner. There is also a risk that SEK's reputation will be damaged if the Company fails to comply with current legislation and best practice or in another manner fails to meet its commitments, even those that are not explicit. Such risks are reduced through active efforts relating to risk culture, compliance with regulations and corporate governance.

        In the table development over time of SEK's available funds certain simplifying assumptions is made the most important being that shareholders' funds as of December 31, 2004, will remain unchanged over time.

Risk matrix

        SEK's risk management primarily involves using various techniques to transform gross exposures into net risks that are at a level acceptable to SEK. The matrix below describes the risk management techniques used for SEK's most significant risk categories.

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK

Credit-related counterparty risk (See also, Note 33)
Some of SEK's credits are granted to parties that have a lower credit quality and therefore higher risk than that to which SEK wishes to be exposed. This applies to a large extent to export credits where the ability to provide financing is a key competitive tool for the supplier. Even in cases where customers have a good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial.	☐ Most of the counterparties against whom SEK accepts exposure are rated by one or more recognized international rating agencies. SEK requires that all SEK's counterparts are rated. SEK therefore has an internal rating system which it has developed as a complement to external ratings. In order to be able to keep credit risks at the desired level, SEK normally uses various types of guarantees. For export credits, where the borrower often has a weak credit quality, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid excessive exposure, SEK may need risk coverage even in cases where customers have a good credit quality if their financing requirements are substantial. In such cases credit derivatives are normally used. The counterparty risks in credit derivative contracts are controlled and managed usually through market-standard agreements with a collateral or mark-to-market supplement.	☐ The net risk is limited mainly to counterparties with very good credit quality. In many cases there are several guarantors for one and the same exposure. The net risk for an exposure with several guarantors will be considerably lower than the risk would have been against an individual counterparty. In cases where credit derivatives are used for transformation of a gross risk, the net exposure in the event of a gradual deterioration of the borrower's credit quality will gradually decrease. This is done through the collateral adjustment that covers a change in market value above a certain set level.

Market-related counterparty risk (See also, Note 33)
Various derivative instruments such as swaps, forward contracts and options are used to limit and reduce risks. The value of these can be considerable in the event of market changes particularly for contracts with long maturities. This gives rise to a market-related counterparty risk where realization of the value of such contracts depends on the counterparty's ability to meet its obligations throughout the entire contract period.	☐ In order to keep counterparty risks at a controlled and acceptable level SEK carefully chooses counterparties with high credit quality for derivative transactions. To further reduce these risks, SEK strives to obtain collateral or mark-to-market agreements — which mean that the highest permitted risk level, regardless of market value changes that may occur, are decided in advance —from their counterparties before entering into a derivative contract.	☐ The combination of a careful choice of counterparties and collateral agreements leads to a limited net risk. All exposures related to market-related counterparty risk must be contained within set counterparty limits.

Market risks—Interest rates (See also, Note 34)
In order to be able to offer credits—often with complicated disbursement and repayment structures—with fixed interest at attractive terms, it is cost efficient for SEK to take some interest rate risk. SEK's borrowing is also often made at fixed interest rates. SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which lead to interest rate risk.	☐ SEK uses various techniques for measuring and managing interest rate risks which are designed to give a clear picture and good control of these risks. Using different derivatives, the original interest rate risks in assets and liabilities are normally transformed from long to short fixed interest terms in currencies with well functioning markets. EUR, USD and Skr are preferably used.	☐ The net risk is limited. To the extent derivatives are used to manage interest rate risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks—Currency (See also, Note 34)
SEK's granting of credits and a large proportion of its borrowing can take place in the currency of the borrower's and investor's respective choice. It is therefore seldom that borrowing and lending are made in the same currency and therefore directly balance each other. Liquidity investments and some borrowing may, to the extent that market conditions allow, be made in the currencies SEK chooses in order to match assets and liabilities.	☐ Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. Currency exposure in addition to this arises in the net interest income that is continuously generated in foreign currency. This is hedged regularly in order to minimize risks.	☐ The net risk only comprises an accrued net interest income in foreign currency, that is hedged regularly, which results in very low risk. To the extent derivatives are used to handle currency risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks—Credit spreads (See also, Note 34)
SEK has a trading portfolio in whose holdings are market valued with regard to changes in the interest rate margin which the market requires to compensate for the credit risk.	☐ SEK regularly market values the holdings in the trading portfolio. Risk is measured as the change in market value at a specific change of credit spread. The size of the change in the risk calculation depends on the risk counterparty's rating and sector and the maturity of the exposure. Holdings must have high liquidity.	☐ SEK limits the holding in this portfolio to issuers with good credit quality in selected sectors. Taken overall, the portfolio comprises liquid assets with a controlled risk that is measured in clearly defined risk measurements.

Market risks—Other markets (See also, Note 34)
A large portion of SEK's funding is carried out on terms that are adapted to investor requirements for exposure to different risks. Such adjustments provide exposure not only against credit risk but also changes in different market prices and other market-related variables, such as index for example. These adjustments result in funding transactions that contain embedded derivatives. The risk in these derivatives must be managed to avoid undesirable exposures for SEK.	☐ Unwanted market risks in embedded derivatives are hedged by SEK by using free-standing derivative contracts with offsetting risk profiles.	☐ Generally, SEK does not have any net exposure to other types of risk than interest rate, currency and credit risks. The derivatives used for hedging of undesired market risks result in a market-related counterparty risk against counterparties in the derivative transactions.

Funding and Liquidity risks (See also, Note 35)
SEK's customers demand credits in different currencies and with different maturities. Maturities are often long. In order to avoid funding risk, it is SEK's policy that all credit commitments must be funded until maturity. A limited liquidity risk exists however in the management of SEK's liquidity.	☐ All credit commitments are funded through out their entire maturity. Surplus borrowing is invested in assets with good credit quality and high liquidity. SEK also has a strict policy for liquidity risk in its short-term liquidity management. This policy includes requirements for backup facilities.	☐ SEK has overall a very limited and well controlled funding and liquidity risk.

Operational risks (See also, Note 36)
SEK's transactions often have long maturities and a high degree of complexity which create operational risks. The extensive risk management carried out by SEK for different types of risk is often complicated and therefore leads to additional operational risk.	☐ SEK places great importance on developing structural capital by having clear and reliable routines, a clear division of responsibility, competent and knowledgeable employees and good systems support. SEK also conducts determined work on ethical and moral issues. Persistent and consistent conduct develops the risk awareness and attitudes of employees.	☐ Operational risk exists in all operations and can never be totally avoided. Through consistent quality assurance work operational risks are kept at a controlled, acceptable level.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the President, the Chief Financial Officer and the Chief Accounting Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the President, the Chief Financial Officer and the Chief Accounting Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in the Company's internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

        The following table sets forth for the years ending December 31, 2004 and 2003, the costs related to aggregate fees by the principal independent auditors, KPMG.

        Aggregated fees billed by the Company's independent auditors by category:

(Skr million)

	2004	2003
Audit fee	7.8	5.5
Audit-related fee	0.4	1.1
Tax fee	0.3	0.2
All other fees	3.6	0.3

Total fee	12.1	7.1

        "Audit fee" comprises the aggregate fees in relation with audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of debt. "Audit-related fee" comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. "Tax fee" comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. "All other fees" comprises fees mainly related to consultation and assistance provided in connection with the Company's preparation for adoption of International Financial Reporting Standards as described in Note 1 to the Consolidated Financial Statements.

Item 16D.    Exemption from the listing standards for Audit Committees

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The Company's consolidated and parent company financial statements for the fiscal year ended December 31, 2004, prepared in accordance with Item 18 of Form 20-F, begin on page F-1 of this Report.

Consolidated Financial Statements

Independent Auditors' Report	F-1
Consolidated and Parent Company Statements of Income	F-2
Statement of Income of the S-system	F-2
Consolidated and Parent Company Balance Sheets	F-3
Consolidated and Parent Company Statements of Cash Flows	F-4
Notes to the Consolidated Financial Statements	F-5

Item 19.    Exhibits

Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on May 27, 2004, file no. 1-8382).
2.1
Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company National Association (as successor in interest to the First National Bank of Chicago), as trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Registrant's Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).
2.2	Supplemental Indenture dated as of June 2, 2004, between the Company and J.P. Trust Company, National Association.
2.3
Fiscal Agency Agreement dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of debt securities authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments. (Filed as Exhibit 2.1 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.4
Deed of Covenant dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of securities of SEK authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments. (Filed as Exhibit 2.2 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.5
Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.3 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.6
Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.4 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.7
Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation). (Filed as Exhibit 2.5 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles.
7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles.
8.1	Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN, AB SEK Securities and SEK Advisory Services AB, each of which is incorporated in Sweden.

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
13.1	Certifications Pursuant to 18 USC Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1	Consent of the Independent Auditors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AB Svensk Exportkredit:

        We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2004 and 2003, and the related consolidated and parent company statements of income and of cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of operations and of cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

KPMG Bohlins AB
By	/s/ Anders Linér Anders Linér Authorized Public Accountant

Stockholm, Sweden
March 10, 2005 except Note 32 and
Note 38 which are as of April 6, 2005

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF INCOME

SEK (exclusive of the S-system)	2004		2003		2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	5,055.4	5,058.2	4,432.9	4,438.5	4,838.4	4,843.8
Interest expenses	(4,253.7)	(4,253.9)	(3,675.4)	(3,675.5)	(4,040.2)	(4,040.2)

Net interest revenues (Notes 4, 5)	801.7	804.3	757.5	763.0	798.2	803.6
Commissions earned (Note 6)	15.9	6.9	13.0	9.1	18.5	14.0
Commissions incurred (Note 6)	(17.2)	(17.3)	(17.1)	(17.1)	(6.5)	(6.5)
Remuneration from the S-system	17.9	17.9	29.7	29.7	33.0	33.0
Net results of financial transactions (Notes 7, 8)	5.3	5.4	11.7	11.7	(0.7)	(0.7)
Other operating income (Note 9)	0.3	1.4	6.4	7.6	0.9	1.8
Administrative expenses (Note 10)	(230.3)	(227.4)	(189.5)	(191.9)	(166.4)	(170.4)
Depreciations of non-financial assets (Notes 11, 12, 13)	(26.4)	(24.2)	(15.5)	(13.4)	(7.5)	(5.4)
Other operating expenses (Note 9)	(0.7)	(0.1)	(0.9)	0.0	(5.1)	(4.3)
Recovered credit loss (Note 14)	45.3	45.3	—	—	—	—

Operating profit	611.8	612.2	595.3	598.7	664.4	665.1
Changes in untaxed reserves (Note 16)	n.a.	9.9	n.a.	15.4	n.a.	15.0
Taxes (Note 17)	(172.2)	(174.5)	(167.8)	(172.5)	(184.7)	(188.5)

NET PROFIT FOR THE YEAR	439.6	447.6	427.5	441.6	479.7	491.6
Earnings per share, Skr	444		432		485

        The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	2004	2003	2002
Interest revenues	384.1	443.4	592.5
Interest expenses	(350.2)	(510.9)	(786.4)

Net interest revenues (+)/ expenses (Notes 4, 5)	33.9	(67.5)	(193.9)
Remuneration to SEK	(17.9)	(29.7)	(33.0)
Foreign exchange effects (Note 7)	2.9	7.4	2.6
Reimbursement from (+) / to (-) the State	(18.9)	89.8	224.3

Net	0.0	0.0	0.0

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2004			December 31, 2003
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 19)	2,709.3	2,709.3	59.7	4,458.5	4,458.5	57.4
Of which current assets	(2,436.4)	(2,436.4)	(59.7)	(3,645.8)	(3,645.8)	(57.4)
Of which fixed assets	(272.9)	(272.9)	—	(812.7)	(812.7)	—
Credits to credit institutions (Note 18)	12,773.9	12,771.2	3,196.5	17,569.6	17,567.7	4,789.8
Credits to the public (Note 18)	19,948.4	19,948.4	3,551.0	23,202.4	23,202.4	3,474.1
Other interest-bearing securities (Note 19)	115,279.2	115,279.2	—	95,298.6	95,298.6	—
Of which current assets	(84,150.1)	(84,150.1)	—	(63,752.0)	(63,752.0)	—
Of which fixed assets	(31,129.1)	(31,129.1)	—	(31,546.6)	(31,546.6)	—
Of which credits	(31,106.2)	(31,106.2)	—	(31,111.6)	(31,111.6)	—
Shares in subsidiaries (Note 20)	n.a.	118.5	—	n.a.	113.5	—
Non-financial assets (Note 11, 12, 13)	215.7	101.8	—	201.7	85.7	—
Other assets (Note 21)	7,676.7	7,752.7	0.9	7,678.3	7,751.6	96.9
Prepaid expenses and accrued revenues (Note 22)	3,463.0	3,462.9	104.1	3,391.4	3,391.3	93.7

Total assets	162,066.2	162,144.0	6,912.2	151,800.5	151,869.3	8,511.9

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions (Note 23)	700.9	710.9	1.5	2,545.8	2,555.8	1.2
Borrowing from the public (Note 23)	81.1	86.0	0.0	28.7	28.7	0.0
Senior securities issued (Note 23)	140,348.6	140,348.6	524.7	129,990.4	129,990.4	552.5
Other liabilities (Note 24)	11,177.6	11,218.5	103.8	9,979.3	10,014.7	147.5
Lending/(borrowing) between SEK and the S-system	—	—	6,170.9	—	—	7,697.0
Accrued expenses and prepaid revenues (Note 25)	3,210.1	3,207.6	111.3	2,908.7	2,908.3	113.7
Allocations (Note 26)	391.4	17.6	—	394.4	17.9	—
Subordinated securities issued (Note 27)	2,764.7	2,764.7	—	3,001.0	3,001.0	—

Total liabilities and allocations	158,674.4	158,353.9	6,912.2	148,848.3	148,516.8	8,511.9
Untaxed reserves (Note 16)	n.a.	1,334.6	—	n.a.	1,344.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,170.8	209.4	—	1,117.6	149.3	—

Total non-distributable capital	2,160.8	1,199.4	—	2,107.6	1,139.3	—
Profit carried forward	791.4	808.5	—	417.1	427.0	—
Net profit for the year	439.6	447.6	—	427.5	441.6	—

Total distributable capital	1,231.0	1,256.1	—	844.6	868.6	—

Total shareholders' funds (Note 28)	3,391.8	2,455.5	—	2,952.2	2,007.9	—

Total liabilities, allocations and shareholders' funds	162,066.2	162,144.0	6,912.2	151,800.5	151,869.3	8,511.9

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities (Note 1 (1)).
Subject to lending	98.5	98.5	—	108.9	108.9	—
CONTINGENT LIABILITIES (Note 29)	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits (Note 29)	16,352.6	16,352.6	10,225.6	14,358.3	14,358.3	10,024.6

Specification of Change in Shareholders' Funds

Consolidated Group (Skr million)	2004	2003
Opening balance of shareholders' funds	2,952.2	3,764.7
Dividend paid	—	(1,240.0)
Net profit for the year	439.6	427.5

Closing balance of shareholders' funds (Note 28)	3,391.8	2,952.2

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004		2003		2002
(A) (Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Cash flows from operating activities
Net profit for the year	439.6	447.6	427.5	441.6	479.7	491.6
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	(9.9)	n.a	(15.4)	n.a	(15.0)
Increase(+)/decrease(-) in deferred taxes	(2.7)	—	(4.3)	—	(4.2)	—
Depreciations	26.4	24.2	15.5	13.4	7.5	5.4
Decrease(+)/increase(-) in prepaid expenses and accrued revenues	(71.6)	(71.6)	8.0	8.0	574.6	574.6
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	301.4	299.3	(80.1)	(80.0)	(576.9)	(577.0)
Decrease(+)/increase(-) in derivative instruments with positive or negative values	955.5	955.5	(2,342.3)	(2,342.3)	(1,691.5)	(1,691.5)
Other changes — net	244.0	246.8	(1,378.7)	(1,380.5)	323.7	323.7
Disbursements of credits (B)	(11,458.6)	(11,458.6)	(9,953.8)	(9,953.8)	(7,896.4)	(7,896.4)
Repayments of credits, including effects of currency translations	14,396.4	14,396.4	17,333.7	17,333.7	14,598.7	14,598.6
Net increase(-)/decrease(+) in bonds and securities held (C)	(18,231.4)	(18,231.4)	(14,354.8)	(14,354.9)	8,016.4	8,016.5
Other changes related to credits — net (B)	5,111.9	5,112.7	(9,119.0)	(9,128.3)	(224.2)	(213.1)

Net cash used in(-) / provided by(+) operating activities	(8,289.1)	(8,289.0)	(19,448.3)	(19,458.5)	13,607.4	13,617.4

Cash flows from investing activities
Capital expenditures	(40.3)	(45.3)	(39.3)	(39.3)	(46.2)	(56.2)

Net cash used in(-) /provided(+) by investing activities	(40.3)	(45.3)	(39.3)	(39.3)	(46.2)	(56.2)

Cash flows from financing activities
Net decrease (-)/increase (+) in originally short-term debt	908.1	908.1	(5,972.9)	(5,972.9)	5,968.8	5,968.8
Proceeds from issuance of long-term senior debt	38,802.9	38,802.9	61,929.3	61,929.3	44,926.5	44,926.5
Proceeds from issuance of long-term subordinated debt	—	—	2,546.3	2,546.3	1,323.8	1,323.8
Repayments of long-term senior subordinated debt	—	—	(1,765.0)	(1,765.0)	(3,733.7)	(3,733.7)
Adjustment of long-term subordinated debt due to currency translations	(236.3)	(236.3)	(4.9)	(4.9)	(103.5)	(103.5)
Repayments of long-term senior debt, including effects of currency translations	(33,054.6)	(33,049.7)	(48,742.6)	(48,732.4)	(67,592.3)	(67,592.3)
Dividend paid	—	—	(1,240.0)	(1,240.0)	(360.4)	(360.4)
Own long-term debt repurchased, net change	1,909.3	1,909.3	12,737.4	12,737.4	6,009.6	6,009.6

Net cash used in(-) /provided by(+) financing activities	8,329.4	8,334.3	19,487.6	19,497.8	(13,561.2)	(13,561.2)

Net decrease(-)/increase(+) in cash and cash equivalents	0.0	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period (B)	0.0	0.0	0.0	0.0	0.0	0.0

(A)
The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation number 7—Accounting Recommendation for Cash Flows.

(B)
Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes related to credits—net. The amount of deposits with banks at December 31, 2004 was Skr 4,382.6 million (9,494.5). Such amounts are not included in the amounts of Cash in hand on the balance sheet.

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

Introductory Note

The Parent Company compared with the Consolidated Group

        The Company reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

        The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly-owned subsidiaries AB SEKTIONEN, AB SEK Securities and SEK Advisory Services AB (the "Subsidiaries"). AB SEKTIONEN's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Advisory Services AB objective is to engage in advisory services. SEK Advisory Services AB was established in 2004.

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

Implementation of International Financial Reporting Standards

        According to the EU-directives on the application of international accounting standards, consolidated accounts of companies with listed debt or equity instruments should be prepared in conformity with the International Financial Reporting Standards ("IFRS") that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. This possibility has been implemented in Swedish law. Since SEK will be subject to these transitional provisions, due to the fact that SEK has issued listed debt securities but not issued listed equity instruments, the application of IFRS will not be compulsory for SEK until January 1, 2007.

        SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 as the area where the application of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant amendments to SEK's present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

        A conversion project for applying IFRS is in progress. The project is still in an assessment phase regarding which methods for hedge accounting or equivalent to be used in accordance to IAS 39. No quantitative impact studies have been finalized.

The following accounting policies have been applied:

(a) Consolidation.    The consolidated financial statements have been drawn up in accordance with the Swedish Financial Accounting Standards Council's RR 1:00, Consolidated Accounts, based on the purchase method.

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

(b) S-system.    SEK administers, against compensation, the state's export credit support system, and the Swedish State's (the State) tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the state) are reported as "Due from the State" (see also Note 21) until settled. CIRR credits represents credits granted under a state-supported system where rates for new credits are subject to periodic review by OECD. Concessionary credits represents credits that are granted under a state-supported system for exports to certain developing countries.

	Results in the S-System by Type of Credit
	CIRR credits			Concessionary credits			Net result for S-system
(Skr million)
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Interest Revenues/(expenses)	155.4	134.3	131.1	(121.6)	(201.8)	(325.0)	33.9	(67.5)	(193.9)
Remuneration to SEK	(13.0)	(21.7)	(21.0)	(4.8)	(8.0)	(12.0)	(17.9)	(29.7)	(33.0)
Foreign exchange differences	2.9	7.4	2.6	—	—	—	2.9	7.4	2.6

Total	145.3	120.0	112.7	(126.4)	(209.8)	(337.0)	18.9	(89.8)	(224.3)

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

(g) Current and fixed financial assets.    Financial assets are classified as "current financial assets" or "fixed financial assets". Fixed financial assets are assets which the Company has the intention and ability to hold to maturity. Current financial assets are all financial assets other than fixed assets.

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

        Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, and aimed to be held to maturity ("held-to-maturity account securities"), are reported on the balance sheet as one component of securities classified as fixed financial assets and reported at amortized cost.

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

        Realized gains and losses in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions. Such amortized gains or losses are not at present a material component of assets and liabilities.

        The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i)"treasuries, etc., eligible for refinancing with central banks", and (ii) "other interest-bearing securities". SEK has no legal right to refinance any securities with the Swedish Central Bank. SEK has, therefore, determined to instead use the term "treasuries/government bonds". All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to "treasuries/government bonds" and to "other interest-bearing securities".

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

(m) Past-due and doubtful credits.    Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Doubtful credits (or other assets) are credits (or other assets) that are past due or where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

(n) Provisions for probable credit losses.    Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2004. There has been no need to make any provision in groups for individually valued claims.

(o) Depreciation and amortization.    Office equipment is depreciated on a straight-line method over an estimated useful life of five years. Buildings and building equipment relating to the building held by the acquired subsidiary AB SEKTIONEN, are also depreciated on the straight line method over an estimated useful life of 67 years. Intangible assets, i.e. capitalized IT software investments are amortized by 20 percent per year from the date the asset is available for use. (See also Note 1(s)).

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

(r) Pension obligations.    The Company sponsors a defined benefit multiemployer plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

        As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The standard includes, among other things, how to account for and provide information on remuneration in the form of pension commitments. The standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Such information has not yet been made available for the Company. Under such circumstances, the company has accounted for its pension costs under the multiemployer plan arrangement as if the plan were a defined contribution plan arrangement, i.e. as set out in paragraph 30 of IAS 19. The application of RR 29 has not had any material effect on these financial statements.

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

Note 2.    Currency exchange rates

        Assets, liabilities and gross off-balance sheet contracts denominated in foreign currencies (i.e., other currencies than Swedish kronor) have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

        The relevant exchange rates for the currencies representing the largest portions of SEK's in the balance sheet reported net assets and liabilities were the following (expressed in Swedish kronor per unit of each foreign currency):

	2004		2003		2002
Currency	Exchange rate	Portion at year-end, %	Exchange rate	Portion at year-end, %	Exchange rate	Portion at year-end, %
EUR	9.007	41.8%	9.094	29.9%	9.1925	26.7%
USD	6.6125	23.7%	7.275	28.1%	8.825	21.0%
JPY	0.06375	13.1%	0.068	15.9%	0.07395	22.2%
SKR	1	10.8%	1	12.4%	1	14.8%
AUD	5.12	3.6%	5.4325	5.1%	4.975	—
Others	—	7.0%	—	8.6%	—	15.3%

Note 3.    Assets, liabilities and net off-balance sheet contracts denominated in foreign currencies

        Assets, liabilities and net off-balance sheet contracts denominated in foreign currencies are included in the total amount of assets, liabilities and net off-balance sheet contracts reported by the following amounts (expressed in millions of Swedish kronor).

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total assets	162,066.2	162,144.0	6,912.2	151,800.5	151,869.3	8,511.9
Of which denominated in foreign currencies	137,179.6	137,177.5	6,584.6	124,934.1	124,887.3	7,868.2
Total liabilities	158,674.4	158,353.9	6,912.2	148,848.3	148,516.8	8,511.9
Of which denominated in foreign currencies	137,008.8	137,009.1	6,573.7	124,862.6	124,820.4	7,814.4

	2004			2003
	Consolidated Group	Parent Company		Consolidated Group	Parent Company
Total nominal amount of off-balance sheet contracts and commitments	302,273.2	302,273.2		287,095.3	287,095.3
Of which denominated in foreign currencies	281,803.5	281,803.5		264,846.0	264,846.0

        In the case of off-balance sheet contracts, individual such contracts that include both an asset-constituent and a liability-constituent have been included in the category"of which denominated in foreign currencies" if at least one constituent of the contract is denominated in a foreign currency. Although large gross amounts of assets and liabilities are denominated in foreign currencies, only limited net currency exchange exposures are allowed under SEK's policy with regard to foreign currency exposures. See Note 34.

        If the translation from foreign currencies to Swedish kronor would have been made at the end of year 2004 with the translation rates that were applicable at the end of the year 2003, the volume of total assets at the end of year 2004 would have been Skr 166.3 billion, i.e., Skr 4.3 billion more than actually reported. Of that amount, Skr 1.5 billion relates to lending and Skr 2.8 billion relates to interest-bearing securities.

Note 4.    Net interest revenues

	2004			2003			2002
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Interest revenues were related to:
Credits to credit institutions	188.5	188.4	181.2	381.0	380.8	282.5	599.4	598.9	375.0
Credits to the public	584.7	584.7	148.8	722.5	722.5	142.8	720.6	720.6	207.2
Interest-bearing securities	4,133.1	4,133.1	5.9	3,296.6	3,296.6	6.4	3,528.1	3,528.1	7.6
Other items	149.1	152.0	48.2	32.9	38.7	11.8	(9.7)	(3.8)	2.7

Total interest revenues	5,055.4	5,058.2	384.1	4,432.9	4,438.5	443.4	4,838.4	4,843.8	592.5
Interest expenses were related to:
Borrowings from credit institutions	34.2	34.4	0.0	40.3	40.4	128.8	112.0	111.8	215.1
Borrowings from the public	1.0	1.0	0.0	2.7	2.7	0.0	11.2	11.2	3.2
Senior securities issued	5,504.2	5,504.2	92.0	4,303.3	4,303.4	135.4	4,147.9	4,147.9	362.6
Subordinated securities issued	170.6	170.6	0.0	168.3	168.2	—	247.4	247.4	—
Derivative instruments	(1,523.9)	(1,523.9)	132.6	(836.7)	(836.7)	244.1	(514.8)	(514.8)	204.8
Other items	67.6	67.6	125.6	(2.5)	(2.5)	2.6	36.5	36.7	0.7

Total interest expenses	4,253.7	4,253.9	350.2	3,675.4	3,675.5	510.9	4,040.2	4,040.2	786.4
Net interest revenues	801.7	804.3	33.9	757.5	763.0	(67.5)	798.2	803.6	(193.9)

        SEK's policy with regard to counterparty exposures states that SEK will be selective in accepting counterparty exposures. See Note 33.

        The average interest-rate on credits outstanding under the category "credits to the public" at year-end was 3.4 percent (2003: 3.2, 2002: 3.8) and 3.7 percent (2003: 3.9, 2002: 3.2) under the S-system. It should be noted that such interest-rates represent aggregated information related to fixed-rate as well as floating-rate credits denominated in varying currencies with varying maturities.

        Net interest revenues include Skr 0.6 million of net earnings related to financial leasing objects. See also Note 18.

Note 5.    Interest-rate exposures

        SEK's policy with regard to interest rate exposures is described in Note 34.

Note 6.    Net commission revenues

	2004			2003			2002
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Commissions earned were related to:
Financial consultant commissions	6.1	5.0	—	7.2	7.2	—	5.2	5.2	—
Other commissions earned	1.9	1.9	—	1.9	1.9	—	8.8	8.8	—
Capital market commissions	7.9	—	—	3.9	—	—	4.5	—	—

Total commissions earned	15.9	6.9	—	13.0	9.1	—	18.5	14.0	—
Commissions incurred were related to:
Risk capital guarantee from shareholders	3.6	3.6	—	5.3	5.3	—	6.0	6.0	—
Financial consultant commissions	1.4	1.4	—	1.4	1.4	—	0.5	0.5	—
Other commissions incurred	12.2	12.3	—	10.4	10.4	—	—	—	—

Total commissions incurred	17.2	17.3	—	17.1	17.1	—	6.5	6.5	—
Net commission revenues	(1.3)	(10.4)	—	(4.1)	(8.0)	—	12.0	7.5	—

Note 7.    Net results of financial transactions

	2004			2003			2002
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Net results of financial transactions were related to:
Currency exchange effects	(5.1)	(5.1)	2.9	(6.1)	(6.1)	7.4	(5.4)	(5.4)	2.6
Unrealized profits (+)/(-) losses related to interest-bearing securities and other financial instruments	6.2	6.2	—	15.9	15.9	—	(2.2)	(2.2)	—
Realized profits (+)/(-) losses related to interest-bearing securities and other financial instruments	4.2	4.3	—	1.9	1.9	—	6.9	6.9	—

Total results of financial transactions	5.3	5.4	2.9	11.7	11.7	7.4	(0.7)	(0.7)	2.6

Note 8.    Currency exchange exposures

        SEK's policy with regard to currency exchange exposures is described in Note 34.

Note 9.    Other operating income and expenses

	2004			2003			2002
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating income:
Remuneration related to excess funds to the benefit of policyholders of certain pension insurance companies	0.3	0.3	—	6.1	6.1	—	—	—	—
Effects related to compensation from S-system	—	—	—	0.0	0.0	—	—	—	—
Other	0.0	1.1	—	0.3	1.5	—	0.9	1.8	—

Total other operating income	0.3	1.4	—	6.4	7.6	—	0.9	1.8	—
Other operating expenses:
Value adjustment of claims for policyholders of certain pension insurance companies	—	—	—	—	—	—	3.5	3.5	—
Effects related to compensation to S-system	0.0	0.0	—	—	—	—	0.7	0.7	—
Other	0.7	0.1	—	0.9	0.0	—	0.9	0.1	—

Total other operating expenses	0.7	0.1	—	0.9	0.0	—	5.1	4.3	—

Note 10.    Administrative expenses

	2004		2003		2002
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Administrative expenses were related Group to:
Personnel expenses:
Salaries and remuneration to the Board of Directors and the President	5.7	4.5	5.8	4.5	4.0	4.0
Salaries and remuneration to other employees	80.7	77.6	66.0	64.9	56.4	55.0
Pensions (1)	25.3	24.3	23.8	23.1	19.2	18.7
Social insurance	29.9	28.5	25.8	25.2	21.7	21.3
Other personnel expenses	6.2	6.1	6.1	5.9	8.2	8.2

Total personnel expenses	147.8	141.0	127.5	123.6	109.5	107.2
Other administrative expenses:
The company's real estate and premises	12.2	16.0	5.1	12.1	3.8	10.6
Other expenses	70.3	70.4	56.9	56.2	53.1	52.6

Total other administrative expenses	82.5	86.4	62.0	68.3	56.9	63.2
Total administrative expenses	230.3	227.4	189.5	191.9	166.4	170.4

(1) Of which: Calculated pension expenses	1.1	1.1	1.0	1.0	1.2	1.2
Pension premium expenses (2)	24.2	23.2	22.8	22.1	18.0	17.5
(2)
Of which Skr 1.9 million (2003: 2.0, 2002: 1.2)) relates to the President and of which Skr 1.0 million (2003:1.4, 2002: 1.0) in excess of what is tax-deductible. Skr 3.6 million (2003: 3.5, 2002: 2.8) pertains to other key officers included in senior management, of which Skr 1.1 million (2003: 2.0, 2002: 1.5) is in excess of what is tax-deductible.

Remuneration to certain officers and directors

        The following information regarding the benefits of certain officers and directors is provided in accordance with, among other things, the recommendation of the Swedish Industry and Commerce Stock Exchange Committee:

        The Chairman of the Board of Directors received Skr 0.2 million for 2004 (2003: 0.2, 2002: 0.2) in remuneration.

        The Board of Directors appoints annually Directors to the Board of Directors' Credit Committee, Finance Committee, and Remuneration Committee. For engagement in the Credit Committee and the Finance Committee, Directors received separate remuneration, in accordance with decision on Annual General Meeting, amounting to in aggregate Skr 0.2 million (2003: 0.1).

        The President's remuneration consists of basic salary, variable remuneration and other benefits. The President received in total Skr 3.7 million for 2004 (2003: 3.7, 2002: 3.2) in remuneration, of which variable remuneration Skr 0.8 million (2003: 0.8, 2002:0.8). The variable remuneration is related to targets in the company's business plan approved by the Board of Directors. Of the total remuneration to the President, Skr 3.5 million (2003:3.5, 2002: 3.0) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his final salary up to age 65 years after which it reduces. Such commitment is covered by insurance and includes survivors' pension.

        The remuneration to other key officers included in the senior management, in total 6 (2003: 5) persons, consists of basic salary, variable remuneration and other benefits. The amount of the remuneration to other key officers in the senior management was Skr 11.5 million (2003: 9.9, 2002: 8.6), of which Skr 1.6 million (2003: 1.3, 2002: 1.3) was variable remuneration. The variable remuneration relates to individual set targets and targets defined in the business plan. Of the total remuneration to the key officers Skr 10.6 million (2003: 7.7, 2002: 7.6) is qualifying income for pension purposes. For certain key officers in the senior management, if their employment contracts are terminated by the Company, there is an agreement to pay such officers compensation during a two-year period, although any salary received in new employment will be deducted. Key officers included in the senior management have a retirement age between 60 and 65 years. The pension commitments are covered by insurance, are mainly defined benefit and include survivors' pension.

        Regulations regarding variable remuneration have been amended in the beginning of year 2005 and applies to year 2005 and onwards. The President receieves a fixed salary exclusive of variable remuneration as from the finacial year 2005. The similar amendment have been made for certain other key officers as from the financial year 2005.

Breakdown of total sick leave by age:	2004	July 1 – December 31, 2003
-29 years	0.9%	1.8%
30-49 years	3.6%	3.9%
50 years-	2.6%	0.6%

        Total sick leave for all employees was 2.9 percent (2003: 2.8) of total regular hours of work. Total sick leave for women was 3.8 percent (2003: 3.8) and for men 2.0 percent (2003: 1.7). The proportion of total sick leave that was related to sick leave of 60 days or more was 37 percent (2003: 46). Comparative figures in parentheses refer to the period July 1 to December 31, year 2003.

        Remuneration to the auditors and related audit companies (remuneration may for accounting purposes be included in other items than administrative expenses):

	2004		2003		2002
	Audit fee	Other Fee	Audit fee	Other fee	Audit fee	Other fee
Audit company
Deloitte & Touche	0.3	0.2	0.3	—	0.1	—
Ernst & Young AB	—	—	—	—	0.2	1.1
KPMG	7.8	4.3	5.5	1.6	4.1	3.9
Riksrevisionen	0.1	—	—	—	—	—
Öhrlings PricewaterhouseCoopers	—	—	0.1	0.0	0.1	—

Total remuneration	8.2	4.5	5.9	1.6	4.5	5.0

        Audit fee includes also auditing of reporting to authorities and issue prospectus.

Note 11.    Office and building equipment

	2004		2003		2002
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	41.0	41.0	32.4	32.4	33.6	33.6
Accumulated depreciations at year-end	(17.2)	(17.2)	(14.2)	(14.2)	(13.4)	(13.4)
Of which made during the year	(5.7)	(5.7)	(4.4)	(4.4)	(4.4)	(4.4)

Book value	23.8	23.8	18.2	18.2	20.2	20.2

See also Note 1 (o).

Note 12.    Intangible assets

	2004		2003		2002
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	105.9	105.9	77.0	77.0	40.1	40.1
Accumulated depreciations at year-end	(28.4)	(28.4)	(10.0)	(10.0)	(1.0)	(1.0)
Of which made during the year	(18.5)	(18.5)	(9.0)	(9.0)	(1.0)	(1.0)

Book value	77.5	77.5	67.0	67.0	39.1	39.1

See also Note 1 (s).

Note 13.    Buildings and land

	2004		2003		2002
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Buildings:
Acquisition cost	142.8	0.7	142.8	0.7	142.8	0.7
Accumulated depreciations at year-end	(28.5)	(0.3)	(26.4)	(0.3)	(24.2)	(0.3)
Of which made during the year	(2.2)	(0.0)	(2.1)	(0.0)	(2.1)	(0.0)

Book value	114.3	0.4	116.4	0.4	118.6	0.4
Taxable value	28.4	0.4	48.8	0.4	46.9	0.4
Land:
Acquisition cost	0.1	0.1	0.1	0.1	0.1	0.1
Accumulated depreciations at year-end	—	—	—	—	—	—
Of which made during the year	(—)	(—)	(—)	(—)	(—)	(—)

Book value	0.1	0.1	0.1	0.1	0.1	0.1
Taxable value	41.3	0.3	39.2	0.3	37.7	0.2
Buildings and land:
Total acquisition cost	142.9	0.8	142.9	0.8	142.9	0.8
Total accumulated depreciations at year-end	(28.5)	(0.3)	(26.4)	(0.3)	(24.2)	(0.3)
Of which made during the year	(2.2)	(0.0)	(2.1)	(0.0)	(2.1)	(0.0)

Total book value	114.4	0.5	116.5	0.5	118.7	0.5
Total taxable value	69.7	0.7	88.0	0.7	84.6	0.6

See also Note 1 (o).

Note 14.    Recovered credit loss

	2004			2003			2002
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Recovered credit loss	45.3	45.3	—	—	—	—	—	—	—

Total recovered credit loss	45.3	45.3	—	—	—	—	—	—	—

        In 1992 a provision of Skr 100 million for an anticipated loan loss was made. The provision was related to an exposure towards Svenska Kreditförsäkringsaktiebolaget, a Swedish insurance company, that was declared bankrupt.

        SEK has received renumeration in advance during the years 1993-2004 amounting to Skr 45.3 million which during 2004 is deemed irrevocable.

Note 15.    Counterparty risk exposures

        SEK's policy with regard to counterparty risk exposures is described in Note 33. Further, in the table "Counterparty Risk Exposures" in Note 33 is shown SEK's counterparty exposures, broken down by different categories of contracts, at year-end.

Note 16.    Untaxed reserves

	2004	2003	2002
	Parent Company	Parent Company	Parent Company
Tax allocation reserve:
Opening balance	1,344.6	1,360.0	1,375.0
Dissolution during the year	(218.5)	(219.1)	(245.2)
Allocation during the year	208.5	203.7	230.2

Closing balance	1,334.6	1,344.6	1,360.0
Of which:
1997 Tax allocation reserve	—	—	219.1
1998 Tax allocation reserve	—	218.5	218.5
1999 Tax allocation reserve	195.5	195.5	195.5
2000 Tax allocation reserve	252.3	252.3	253.2
2001 Tax allocation reserve	244.4	244.4	244.4
2002 Tax allocation reserve	230.2	230.2	230.2
2003 Tax allocation reserve	203.7	203.7
2004 Tax allocation reserve	208.5

        In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated by 72 percent to"non-distributable reserves" (part of shareholders' funds) and by 28 percent to deferred taxes (related to untaxed reserves), included as one component of "allocations", in the Balance Sheet. Changes in the amounts reported as deferred taxes are included in"taxes" in the Income Statement. Accordingly, the amounts related to the Group companies' untaxed reserves are included in the statements of the Consolidated Group as shown below:

	2004	2003	2002
	Consolidated Group	Consolidated Group	Consolidated Group
Balance sheet:
Opening balance included in "non-distributable reserves"	968.3	979.4	990.0
Net change during the year	(6.9)	(11.1)	(10.6)

Closing balance included in "non-distributable reserves"	961.4	968.3	979.4
Opening balance reported as "deferred taxes" (included in "allocations")	376.5	380.8	385.0
Net change during the year	(2.7)	(4.3)	(4.2)

Closing balance reported as "deferred taxes" (included in "allocations")	373.8	376.5	380.8
Total opening balance included in "allocations" and "non-distributable reserves"	1,344.8	1,360.2	1,375.0
Total net change during the year	(9.6)	(15.4)	(14.8)

Total closing balance included in "allocations" and "non-distributable reserves"	1,335.2	1,344.8	1,360.2
Income statement:
Amount included in "taxes" related to net change during the year in "deferred taxes"	(2.7)	(4.3)	(4.2)

Note 17.    Taxes

	2004		2003		2002
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Provision for taxes for the year	175.7	175.2	171.2	171.6	191.2	190.8
Less: Credit for foreign taxes	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Change in deferred taxes related to other assets	(0.1)	—	1.6	1.6	(1.6)	(1.6)
Change in deferred taxes related to allocations	0.1	0.1	0.1	0.1	0.1	0.1
Change in deferred taxes related to untaxed reserves	(2.7)	n.a	(4.3)	n.a	(4.2)	n.a

Net amount of taxes	172.2	174.5	167.8	172.5	184.7	188.5

        Deferred taxes are accounted for in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 9—Income Taxes.

        The nominal tax rate amounts to 28 percent (2003:28, 2002:28) and the effective tax rate amounts to 28.1 percent (2003:28.2, 2002:27.8).

Difference between nominal and effective tax rate

	2004	2003	2002
%	Consolidated Group	Consolidated Group	Consolidated Group
Nominal income tax rate	28.0	28.0	28.0
Depreciation on consolidated surplus value	0.1	0.1	0.1
Other non tax-deductible costs	0.2	0.2	0.2
Credit for foreign taxes	(0.1)	0.0	(0.1)
Non-taxable income	0.0	0.0	0.0
Change in deferred taxes related to allocations	0.0	0.0	0.0
Other items	(0.1)	(0.1)	(0.4)

Effective tax rate	28.1	28.2	27.8

        Deferred taxes are calculated based on statutory, nominal tax rates. Exceptions from that rule are only made in the case where the fair value exceeds the tax based price when the tax effects have been an important part of the business transaction. In that case the deferred taxes may be recorded on a discount basis and are calculated at the rate that results in a recognition of a tax liability equal to the differential between the purchase price and the fair value. If the deferred taxes instead should have been calculated based on the statutory, nominal tax rate an accumulated deferred tax liability amounting to Skr 31.1 million (2003:31.9, 2002:32.5) would have been posted to the balance sheet.

Note 18.    Credits outstanding

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Credits to credit institutions	12,773.9	12,771.2	3,196.5	17,569.6	17,567.7	4,789.8
Credits to the public	19,948.4	19,948.4	3,551.0	23,202.4	23,202.4	3,474.1

Total credits outstanding	32,722.3	32,719.6	6,747.5	40,772.0	40,770.1	8,263.9
Of which denominated in:
Swedish kronor	11,783.2	11,782.7	286.1	11,141.9	11,140.1	489.0
Foreign currencies	20,939.1	20,936.9	6,461.4	29,630.0	29,630.0	7,774.9
Deposits with banks and states, repurchase agreements and cash on demand	(5,896.6)	(5,893.9)	(7.2)	(10,967.5)	(10,965.7)	(533.9)
Credits reported as interest-bearing securities (A)	31,106.2	31,106.2	—	31,066.1	31,066.1	—
Total credits outstanding, including credits reported as interest-bearing securities, but excluding deposits with banks	57,931.9	57,931.9	6,740.3	60,870.5	60,870.5	7,730.0

(A)
In accordance with regulations of Swedish Financial Supervisory Authority credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        Credits outstanding are classified as fixed financial assets.

        During 2003, SEK, in its ordinary course of business, acquired leasing objects which were classified as financial leasing objects (as opposed to operational leasing objects) in accordance with the Swedish Financial Accounting Standards Council's Recommendation number 6:99—Leasing Agreements. When making such classification all aspects regarding the leasing contract, including third party guarantees, should be taken into account. The acquisition price of the leasing objects amounted to Skr 380.2 million (380.2), and the book value of at year-end amounted to Skr 269.8 million (310.1).

        In accordance with regulations of Swedish Financial Supervisory Authority past-due credits will be reported.

        In addition to the following information see notes 1(m) and 1(n).

        Past-due and doubtful credits at year-end:

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Past-due credits (B):
Aggregate amount of principal and interest past-due	0.9	0.9	0.9	47.5	47.5	6.3
-of which covered by adequate guarantees	0.9	0.9	0.9	47.5	47.5	6.3
Principal amount not past-due on such credits	5.8	5.8	5.8	433.1	433.1	52.4
-of which covered by adequate guarantees	5.8	5.8	5.8	433.1	433.1	52.4

(B)
All past-due credits are covered by adequate guarantees.

        The average interest rate on credits outstanding at year-end 2004 under the category"Past-due credits under the S-system" was 0.0 percent.

Note 19.    Interest-bearing securities

        Under the regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. Such credits are included by Skr 31,106.2 million (31,111.6) in the amount of other interest-bearing securities, classified as fixed financial assets, reported.

        The following table includes aggregated book values and fair values of securities held at year-end.

Securities held at year-end. Aggregated book values and fair values

	2004		2003
Consolidated Group and Parent Company	Aggregated Book Value	Aggregated Fair Value	Aggregated Book Value	Aggregated Fair Value
Security account
Held-to-maturity	31,402.0	32,037.5	32,359.3	32,966.9
Hedge	67,798.3	69,468.9	55,990.3	57,669.0
Trading	18,788.2	18,788.2	11,407.5	11,407.5

Total	117,988.5	120,294.6	99,757.1	102,043.4

        Of the total book value, Skr 61,466.6 million was related to securities whose book value exceeded the nominal value and Skr 56,521.9 million was related to securities whose book value was below the nominal value. The nominal values for these two categories amounted to Skr 61,260.4 million and Skr 56,713.3 million, respectively.

        The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses
Security account
Held-to-Maturity	4,171.4	16.0	6,832.5	42.3	11,003.9	58.3
Hedge	17,812.1	28.2	2,260.2	8.0	20,072.3	36.2

Total	21,983.5	44.2	9,092.7	50.3	31,076.2	94.5

	2003
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses
Security account
Held-to-Maturity	5,630.4	23.6	4,341.3	53.2	9,971.7	76.8
Hedge	10,117.9	36.9	2,348.3	5.0	12,466.2	41.9

Total	15,748.3	60.5	6,689.6	58.2	22,437.9	118.7

        The unrealized losses are related to changes in general market conditions, for example interest rate level, and there is no evidence that there is a probability of non-collection of nominal or interest amount. SEK has the intention and the ability to hold the held-to-maturity securities to maturity. Securities in the hedge category are hedged with derivatives which carry equal, but offsetting, unrealized gains.

Interest-bearing securities

	Treasuries & government bonds etc.			Other interest bearing securities
Consolidated Group and Parent Company	Book Value	Fair value	Surplus/deficit	Book Value		Fair value		Surplus/Deficit
Current financial assets:
-Government debt, Swedish	1,547.0	1,650.4	103.4
-Municipalities, Swedish				50.0	*	51.2	*	1.2	*
-Mortgage institutions, Swedish				4,264.3		4,263.7		(0.6)
- Other Swedish issuers:
- Banking groups				1,558.1		1,557.7		(0.4)
- Other financial corporations				1,944.0		2,054.6		110.6
- Other corporations				6,816.3		7,033.8		217.5
-Goverment debt, foreign	889.4	896.9	7.5
-Municipalities and provinces, foreign	0.0	0.0	0.0
- Other foreign issuers:
- Banking groups of which subordinated				42,955.8		43,151.5		195.7
- Other financial corporations	0.0	0.0	0.0	15,030.6		15,330.9		300.3
- Other corporations				11,531.0		12,266.4		735.4
Subtotal	2,436.4	2,547.3	110.9	84,150.1		85,709.8		1,559.7
*of which issued by public authorities				50.0	*	51.2	*	1.2	*
Fixed financial assets:
-Government debt, Swedish	272.9	358.9	86.0
-Municipalities, Swedish				1,375.1	*	1,410.6	*	35.5	*
-Mortgage institutions, Swedish				0.0		0.0		0.0
- Other Swedish issuers:
- Banking groups				6,250.9		6,254.1		3.2
- Other financial corporations				3,323.8		3,348.5		24.7
- Other corporations				8,585.0		8,755.5		170.5
-Goverment debt, foreign	0.0	0.0	0.0
-Municipalities and provinces, foreign
- Other foreign issuers:
- Banking groups				2,580.2		2,584.9		4.7
- Other financial corporations				2,107.9		2,159.2		51.3
- Other corporations				6,906.2		7,165.8		259.6
Subtotal	272.9	358.9	86.0	31,129.1		31,678.6		549.5
*of which issued by public authorities				1,375.1	*	1,410.6	*	35.5	*
Total of current and fixed financial assets:
-Government debt, Swedish	1,819.9	2,009.3	189.4
-Municipalities, Swedish				1,425.1	*	1,461.8	*	36.7	*
-Mortgage institutions, Swedish				4,264.3		4,263.7		(0.6)
- Other Swedish issuers:
- Banking groups				7,809.0		7,811.8		2.8
- Other financial corporations				5,267.8		5,403.1		135.3
- Other corporations				15,401.3		15,789.3		388.0
-Goverment debt, foreign	889.4	896.9	7.5
-Municipalities and provinces, foreign	0.0	0.0	0.0
- Other foreign issuers:
- Banking groups of which subordinated	0.0	0.0	0.0	45,536.0		45,736.4		200.4
- Other financial corporations	0.0	0.0	0.0	17,138.5		17,490.1		351.6
- Other corporations				18,437.2		19,432.2		995.0
Grand total	2,709.3	2,906.2	196.9	115,279.2		117,388.4		2,109.2
*of which issued by public authorities				1,425.1	*	1,461.8	*	36.7	*
Of which: S-system	59.7	60.3	0.6
Securities subject to hedge accounting	2,436.4	2,547.3	110.9	65,361.9		66,921.6		1,559.7
Securities with market values quoted on an exhange	2,533.1	2,731.1	198.0	67,239.9		68,870.8		1,630.9

	Total 2004						Total 2003
Consolidated Group and Parent Company	Book Value		Fair value		Surplus/deficit		Book Value		Fair value		Surplus/deficit
Current financial assets:
-Government debt, Swedish	1,547.0		1,650.4		103.4		1,539.5		1,638.3		98.8
-Municipalities, Swedish	50.0	*	51.2	*	1.2	*	240.0	*	239.8	*	(0.2	)*
-Mortgage institutions, Swedish	4,264.3		4,263.7		(0.6)		5,031.6		5,032.1		0.5
- Other Swedish issuers:
- Banking groups	1,558.1		1,557.7		(0.4)		0.0		0.0		0.0
- Other financial corporations	1,944.0		2,054.6		110.6		2,534.3		2,771.1		236.8
- Other corporations	6,816.3		7,033.8		217.5		6,874.7		6,837.3		(37.4)
-Goverment debt, foreign	889.4		896.9		7.5		1,992.8		2,035.5		42.7
-Municipalities and provinces, foreign	0.0		0.0		0.0		0.0		0.0		0.0
- Other foreign issuers:
- Banking groups of which subordinated	42,955.8		43,151.5		195.7		21,354.0		21,555.5		201.5
- Other financial corporations	15,030.6		15,330.9		300.3		17,968.4		18,482.0		513.6
- Other corporations	11,531.0		12,266.4		735.4		9,862.5		10,484.9		622.4
Subtotal	86,586.5		88,257.1		1,670.6		67,397.8		69,076.5		1,678.7
*of which issued by public authorities	50.0	*	51.2	*	1.2	*	240.0	*	239.8	*	(0.2	)*
Fixed financial assets:
-Government debt, Swedish	272.9		358.9		86.0		718.1		831.0		112.9
-Municipalities, Swedish	1,375.1	*	1,410.6	*	35.5	*	1,332.1	*	1,350.3	*	18.2	*
-Mortgage institutions, Swedish	0.0		0.0		0.0		137.6		142.9		5.3
- Other Swedish issuers:
- Banking groups	6,250.9		6,254.1		3.2		6,465.5		6,454.1		(11.4)
- Other financial corporations	3,323.8		3,348.5		24.7		3,012.7		3,007.9		(4.8)
- Other corporations	8,585.0		8,755.5		170.5		9,826.7		10,025.8		199.1
-Goverment debt, foreign	0.0		0.0		0.0		94.6		98.8		4.2
-Municipalities and provinces, foreign
- Other foreign issuers:
- Banking groups	2,580.2		2,584.9		4.7		1,593.0		1,591.5		(1.5)
- Other financial corporations	2,107.9		2,159.2		51.3		1,874.3		1,925.3		51.0
- Other corporations	6,906.2		7,165.8		259.6		7,304.7		7,539.3		234.6
Subtotal	31,402.0		32,037.5		635.5		32,359.3		32,966.9		607.6
*of which issued by public authorities	1,375.1	*	1,410.6	*	35.5	*	1,332.1	*	1,350.3	*	18.2	*
Total of current and fixed financial assets:
-Government debt, Swedish	1,819.9		2,009.3		189.4		2,257.6		2,469.3		211.7
-Municipalities, Swedish	1,425.1	*	1,461.8	*	36.7	*	1,572.1	*	1,590.1	*	18.0	*
-Mortgage institutions,Swedish	4,264.3		4,263.7		(0.6)		5,169.2		5,175.0		5.8
- Other Swedish issuers:
- Banking groups	7,809.0		7,811.8		2.8		6,465.5		6,454.1		(11.4)
- Other financial corporations	5,267.8		5,403.1		135.3		5,547.0		5,779.0		232.0
- Other corporations	15,401.3		15,789.3		388.0		16,701.4		16,863.1		161.7
-Goverment debt, foreign	889.4		896.9		7.5		2,087.4		2,134.3		46.9
-Municipalities and provinces, foreign	0.0		0.0		0.0		0.0		0.0		0.0
- Other foreign issuers:
- Banking groups of which subordinated	45,536.0		45,736.4		200.4		22,947.0		23,147.0		200.0
- Other financial corporations	17,138.5		17,490.1		351.6		19,842.7		20,407.3		564.6
- Other corporations	18,437.2		19,432.2		995.0		17,167.2		18,024.2		857.0
Grand total	117,988.5		120,294.6		2,306.1		99,757.1		102,043.4		2,286.3
*of which issued by public authorities	1,425.1	*	1,461.8	*	36.7	*	1,572.1	*	1,590.1	*	18.0	*
Of which: S-system	59.7		60.3		0.6		57.4		62.0		4.6
Securities subject to hedge accounting	67,798.3		69,468.9		1,670.6		55,990.3		57,669.0		1,678.7
Securities with market values quoted on an exchange	69,773.0		71,601.9		1,828.9		87,914.6		90,066.5		2,151.9

Note 20.    Shares in subsidiaries

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Shares in subsidiary (AB SEKTIONEN) (A)	n.a.	103.5	—	n.a.	103.5	—
Shares in subsidiary (AB SEK Securities) (B)	n.a.	10.0	—	n.a	10.0	—
Shares in subsidiary (SEK Advisory Services AB) (C)	n.a.	5.0	—	n.a	—	—

Total	—	118.5	—	—	113.5	—

(A)
The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. The company's shareholders' funds at year-end 2004 amounted to Skr 0.6 million. The nominal value of the shares in AB Sektionen was Skr 0.4 million.

(B)
The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm. The company's shareholders' funds at year-end 2004 amounted to Skr 10.8 million. The nominal value of the shares in AB SEK Securities was Skr 10 million.

(C)
The wholly-owned subsidiary, SEK Advisory Services AB (reg.no. 556660-2420), is domiciled in Stockholm. The Company's shareholders' funds at year-end 2004 amounted to Skr 4.9 million. The nominal value of the shares in SEK Advisory Services AB was Skr 0.5 million.

        The net profit for the year 2004 for the Subsidiaries was Skr 0.7 million (-0.8).

Note 21.    Other assets

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Due from the State	12.2	12.2	(2.1)	0.5	0.5	(2.7)
Claim on subsidiary	n.a.	76.2	—	n.a.	73.4	—
Derivative contracts with positive values	6,639.1	6,639.1	0.0	6,037.7	6,037.7	2.7
Debt for which value has not yet been received	725.7	725.7	—	1,157.8	1,157.8	—
Claims for assets sold though not yet delivered and paid for	—	—	—	—	—	—
Other	299.7	299.5	3.0	482.3	482.2	96.9

Total	7,676.7	7,752.7	0.9	7,678.3	7,751.6	96.9

Note 22.    Prepaid expenses and accrued revenues

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest revenues accrued	3,452.8	3,452.8	104.1	3,387.1	3,387.1	93.7
Prepaid expenses and other accrued revenues	10.2	10.1	—	4.3	4.2	—

Total	3,463.0	3,462.9	104.1	3,391.4	3,391.3	93.7

Note 23.    Senior debt

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total senior borrowings exclusive of senior securities issued	782.0	796.9	1.5	2,574.5	2,584.5	1.2
Total senior securities issued	140,348.6	140,348.6	524.7	129,990.4	129,990.4	552.5

Total senior debt outstanding	141,130.6	141,145.5	526.2	132,564.9	132,574.9	553.7
Of which denominated in:
Swedish kronor	8,807.9	8,822.8	175.0	8,331.2	8,128.5	202.8
Foreign currencies	132,322.7	132,322.7	351.2	124,233.7	124,446.4	350.9
The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	(3,468.7)	(3,468.7)	—	(4,783.4)	(4,783.4)	—

        SEK senior debt is obtained through private and public offerings of debt securities in the international capital and money markets. Debt securities is issued with different currencies, different interest rates (fixed, floating, or with a formula), different payment terms and maturity dates, and different conversion or redemption features.

        Total senior debt at December 31, 2004 and at December 31 2003, had the following maturities and weighted average rates:

	2004				2003
	Consolidated Group	Range of Maturities	Weighted Average Coupon		Consolidated Group	Range of Maturities	Weighted Average Coupon
Senior debt with floating rate coupon	14,059.7	2005-2034	n.a.	(a)	15,444.7	2004-2034	n.a.	(a)
Senior debt with coupon based on formula	29,405.1	2005-2035	n.a.	(b)	25,838.7	2004-2034	n.a.	(b)
Senior debt in the form of a zero coupon bond	12,721.8	2005-2028	0.0%	(c)	8,971.4	2004-2028	0.0%	(c)
Senior debt with fixed rate coupon	84,944.0	2005-2026	4.0%	(d)	82,310.0	2004-2026	4.1%	(d)

Total senior debt outstanding	141,130.6				132,564.8

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

Note 24.    Other liabilities

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Liability to subsidiaries	n.a.	41.4	—	n.a.	35.5	—
Tax liability	0.4	0.0	—	0.1	0.0	—
Derivative contracts with negative values	9,208.3	9,208.3	13.9	7,651.4	7,651.4	2.2
Liabilities related to assets acquired though not yet delivered and paid for	50.0	50.0	—	45.5	45.5	—
Other	1,918.9	1,918.8	89.9	2,282.3	2,282.3	145.3

Total	11,177.6	11,218.5	103.8	9,979.3	10,014.7	147.5

Note 25.    Accrued expenses and prepaid revenues

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest expenses accrued	3,141.7	3,141.7	111.3	2,855.7	2,855.6	113.7
Prepaid revenues and other accrued expenses	68.4	65.9	0.0	53.0	52.7	0.0

Total	3,210.1	3,207.6	111.3	2,908.7	2,908.3	113.7

Note 26.    Allocations

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Pension liabilities	17.6	17.6	—	17.9	17.9	—
Deferred taxes related to untaxed reserves	373.8	n.a.	—	376.5	n.a.	—

Total	391.4	17.6	—	394.4	17.9	—

Note 27.    Subordinated debt

	2004			2003
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Perpetual, non-cumulative subordinated loan, foreign currency(A), (B)	2,314.4	2,314.4	—	2,546.3	2,546.3	—
Non-perpetual, cumulative subordinated loan, foreign currency(C)	450.3	450.3	—	454.7	454.7	—

Total subordinated debt outstanding	2,764.7	2,764.7	—	3,001.0	3,001.0	—
Of which denominated in:
Swedish kronor	—	—	—	—	—	—
Foreign currencies	2,764.7	2,764.7	—	3,001.0	3,001.0	—

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

(C)
Nominal value EUR 50 million. Matures on June 21, 2010. Interest payments quarterly in arrears at a rate of Euribor plus 0.43 percent. Redeemable, at SEK's option, on or after June 21, 2005, at 100 percent of the nominal value. If not redeemed coupon will step up to Euribor plus 1.43 percent. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

        The accrued interest related to the subordinated debt, at year-end Skr 1.4 million (1.5), has been included in the item "Accrued expenses and prepaid revenues".

Note 28.    Shareholders' funds

	Share capital (A) and Legal reserve	Other non- distributable capital	Total non- distributable Capital	Undis- tributed profits	Net profit for the year	Total distributable capital	TOTAL
Consolidated Group 2004:
Opening balance	1,130.0	977.6	2,107.6	844.6		844.6	2,952.2
Dividend paid during the year				—		—	—
Allocation to legal reserve	58.0		58.0	(58.0)		(58.0)
Allocation to fund for unrealized gains		2.1	2.1	(2.1)		(2.1)
Transfer between distributable and non-distributable capital		(6.9)	(6.9)	6.9		6.9
Net profit for the year					439.6	439.6	439.6

Closing balance	1,188.0	972.8	2,160.8	791.4	439.6	1,231.0	3,391.8
Parent Company 2004:
Opening balance	1,130.0	9.3	1,139.3	868.6		868.6	2,007.9
Dividend paid during the year				—		—	—
Allocation to legal reserve	58.0		58.0	(58.0)		(58.0)
Allocation to fund for unrealized gains		2.1	2.1	(2.1)		(2.1)
Net profit for the year					447.6	447.6	447.6

Closing balance	1,188.0	11.4	1,199.4	808.5	447.6	1,256.1	2,455.5
Consolidated Group 2003:
Opening balance	1,130.0	992.7	2,122.7	1,642.0		1,642.0	3,764.7
Dividend paid during the year				(1,240.0)		(1,240.0)	(1,240.0)
Allocation to fund for unrealized gains		9.3	9.3	(9.3)		(9.3)
Transfer between distributable and non-distributable capital		(24.4)	(24.4)	24.4		24.4
Net profit for the year					427.5	427.5	427.5

Closing balance	1,130.0	977.6	2,107.6	417.1	427.5	844.6	2,952.2
Parent Company 2003:
Opening balance	1,130.0		1,130.0	1,677.0		1,677.0	2,807.0
Dividend paid during the year				(1,240.0)		(1,240.0)	(1,240.0)
Allocation to fund for unrealized gains		9.3	9.3	(9.3)		(9.3)
Group contribution				(0.7)		(0.7)	(0.7)
Net profit for the year					441.6	441.6	441.6

Closing balance	1,130.0	9.3	1,139.3	427.0	441.6	868.6	2,007.9

(A)
The share capital amounts to Skr 990 million (990,000 shares at Skr 1,000 each) and the legal reserve amounts to Skr 198 million. All line items in the column"Share capital and Legal reserve" include these two components.

        The Swedish Government's ownership share in SEK is 100 percent. The ownership of the Swedish State is managed by the Ministry for Foreign Affairs.

        On June 30, 2003, the Swedish state became the sole (100 percent) owner of SEK. In connection with the change in ownership a total dividend of Skr 1,240 million was paid out. Simultaneously, SEK increased its outstanding Hybrid Capital (which is Tier-1-Eligible) by USD 150 million in order to retain the risk capital base at approximately the same level.

        It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

PROPOSAL FOR THE DISTRIBUTION OF PROFITS

        All amounts are in Skr million, unless otherwise indicated.

        The results of the Company's operations during the year and its financial position at December 31, 2004, can be seen in the Income Statements, Balance Sheets, Statements of Cash Flows and related Notes. The following proposal regarding distribution of profits relates to the Parent Company. Total distributable capital in the in the Consolidated Group as of December 31, 2004, was 1,231.0. Transfer to non-distributable capital in the Consolidated Group amounts to 0.2.

After no payment of dividend to the shareholders as approved by the 2004 annual General Meeting, the remaining profit carried forward is	808.5
Add profit for the year after appropriations and taxes	447.6

At the disposal of the Annual General Meeting	1,256.1

The Board of Directors and the President propose that the Annual General Meeting dispose of these funds as follows:
—Dividend	—
—Remaining disposable funds to be carried forward	1,256.1

1,256.1

Note 29.    Contingent liabilites and commitments

        Contingent liabilities and commitments are reported in connection with the balance sheet. Further, the amounts are also specified in section IV "Specification of off-balance items" of the table "Capital Base and Required Capital" in the Item 5.f "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital Adequacy".

        In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived. In the table "Capital Base and Required Capital" in the Item 5.f "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital Adequacy" section IV "Specification of off-balance items", are included derivative instruments to a nominal value amounting to Skr 285,822 million (272,628). Credit derivatives issued are included in this amount with Skr 525.6 million (318.3).

Note 30.    Certain assets and liabilities

Break-down by maturity, 2004

	Total book value	Maturity on demand	Maturity <=3 months	3 months < Maturity <= 1 year	1 year < Maturity <= 5 years	5 years < Maturity <= 10 years	Maturity > 10 years	Average Maturity (in days)
Total credits outstanding	32,722.3	124.8	6,726.5	2,964.9	13,510.0	6,849.3	2,546.8	1,445
Interest-bearing securities	117,988.5	—	10,863.7	25,562.4	71,052.0	9,083.5	1,426.9	815
Total assets	150,710.8	124.8	17,590.2	28,527.3	84,562.0	15,932.8	3,973.7
Borrowing from credit institutions	700.9	25.9	475.6	—	199.4	—	—	382
Borrowing from the public	81.1	—	77.2	0.4	3.5	—	—	64
Senior securities issued	140,348.6	—	3,247.5	19,709.4	76,693.0	12,444.2	28,254.5	2,465
Total senior debt	141,130.6	25.9	3,800.3	19,709.8	76,895.9	12,444.2	28,254.5	2,453
Net	9,580.2	98.9	13,789.9	8,817.5	7,666.1	3,488.6	(24,280.8)

Break-down by interest-term maturity, 2004

	Total book value	Maturity on demand	Maturity <=3 months	3 months < Maturity <= 1 year	1 year < Maturity <= 5 years	5 years < Maturity <= 10 years	Maturity > 10 years	Average Maturity (in days)
Total credits outstanding	32,722.3	124.8	15,120.1	5,719.5	6,759.0	4,505.7	493.2	752
Interest-bearing securities	117,988.5	—	69,923.1	16,393.2	26,501.3	5,116.1	54.8	368
Total assets	150,710.8	124.8	85,043.2	22,112.7	33,260.3	9,621.8	548.0
Borrowing from credit institutions	700.9	25.9	475.6	—	199.4	—	—	382
Borrowing from the public	81.1	—	77.2	0.4	3.5	—	—	64
Senior securities issued	140,348.6	—	31,077.1	33,914.7	66,195.6	6,312.4	2,848.8	705
Total senior debt	141,130.6	25.9	31,629.9	33,915.1	66,398.5	6,312.4	2,848.8	703
Net	9,580.2	98.9	53,413.3	(11,802.4)	(33,138.2)	3,309.4	(2,300.8)

Note 31.    Comparison of book values and fair values

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

        In the cases where quoted market values for the relevant items are available (which is the case for certain interest-bearing securities), such market values, calculated based on bid prices, have been used. However, it should be noted that for a large portion of the items there are no such quoted market values. In those cases, the fair values have been estimated or derived. The process of estimating or deriving such values naturally involves a high degree of uncertainty. In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted on December 31, 2004, other things being equal. Similarly, the fair values of borrowings with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the borrowings had been made on December 31, 2004, other things being equal. Further, the fair values of assets, liabilities, and other contracts with floating interest rates have, in accordance with the regulations, been approximated to be equal to the nominal amount of these contracts. The amounts of accrued interest related to the assets, liabilities and derivative contracts included in the following table are reported on the balance sheet as one component of "prepaid expenses and accrued revenues" or "Accrued expenses and prepaid revenues" and have not been included in the values shown in the table.

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

2004 (Skr billion)	Consolidated Group and Parent Company Book value	Of which S-system Book value	Consolidated Group and Parent Company Fair value	Of which S-system Fair value	Consolidated Group and Parent Company Surplus/Deficit value	Of which S-system Surplus/Deficit value
Treasuries/government bonds	2.7	0.1	2.9	0.1	0.2	0.0
Other interest-bearing securities	115.3	—	117.4	—	2.1	—
Credits to credit institutions	12.8	3.2	13.0	3.4	0.2	0.2
Credits to the public	19.9	3.6	20.4	3.6	0.5	0.0
Derivative contracts with positive values (net assets)	6.6	0.0	1.9	0.0	(4.7)	0.0
Borrowing from credit institutions	(0.7)	0.0	(0.7)	0.0	0.0	0.0
Borrowing from the public	(0.1)	0.0	(0.1)	0.0	0.0	0.0
Senior securities issued	(140.3)	(0.5)	(142.7)	(0.5)	(2.4)	0.0
Derivative contracts with negative values (net liabilities)	(9.2)	0.0	(3.7)	0.0	5.5	0.0
Subordinated securities issued	(2.8)	—	(3.2)	—	(0.4)	—

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

        The amounts of assets and liabilities in respect of related parties outstanding at December 31, 2004, 2003, and 2002, respectively, and selected other information regarding transactions with related parties during the three-year period ended December 31, 2004, are as follows:

	December 31,
(In millions of Skr)
	2004	2003	2002
Interest-bearing Securities 1)	1,819.9	2,257.6	2,331.6
Outstanding Credits 1)	—	—	217.1
Outstanding Senior Debt	78.7	24.5	85.2
Outstanding Subordinated Debt	—	—	—

  1)
  Not including interest bearing securities and credits guaranteed by the State and related entities or other shareholders.

	Year Ended December 31,
(In millions of Skr)
	2004	2003	2002
Net interest revenues 2)	106.7	103.2	31.1
Net commission expenses	(3.6)	(5.6)	(6.0)

  2)
  Excluding reimbursement from the State

        The Swedish State owns 100 percent of the Company's share capial. By means of direct guarantees extended by the National Debt Office and by EKN-The Swedish Export Credits Guarantees Board, supported by the full faith and credit of Sweden, 17 percent of the Company's outstanding loans at December 31, 2004, were guaranteed by the State. SEK administers, against compensation, the State's export credit support system, and the State's tied aid credit program (the "S-system"). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(b).

        The Company enters into transactions in the ordinary course of business with entities that are partially or wholly-owned or controlled by the State. The Company also extends export loans (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

NOTE 33    COUNTERPARTY RISKS

        A counterparty risk represents the risk of the loss that would occur if a borrower (or party in another contract involving counterparty risk) and its guarantors are unable to perform in accordance with the terms and conditions of a contract. Counterparty exposure can be related to a credit or positive market value in another contract (market-related counterparty risk). Counterparty risk exposure is always preceded by a decision on a counterparty limit within which the exposure must be contained. The volume of derivative contracts is shown in the capital adequacy table in the Item 5.f "Operating and Financial Review and Prospects—Liquidity, Capital Resources and Funding—Capital

Adequacy" section IV specification of off-balance sheet. A Specific type of counterparty risk is settlement risk. Settlement risk is the risk of loss corresponding to the change in market value if a counterparty who has completed a deal defaults before fulfilling its part of the transaction.

Quantitative model for credit risks

        In addition to controlling credit risks through measurement of exposed amounts against limits, SEK also calculates credit risk with the aid of a method based on the probability of bankruptcy, exposure in the event of bankruptcy and the loss proportion in the event of bankruptcy.

Counterparty Risks

COUNTERPARTY RISKS
(Skr billion)

Consolidated Group and Parent Company:

	Total				Credits & Interest bearing securities				Derivatives, Undisbursed credits, etc.
	12/2004		12/2003		12/2004		12/2003		12/2004		12/2003
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	25.4	15	29.7	18	19.4	13	24.2	17	6.0	35	5.5	26
Municipalities	10.5	6	9.5	6	10.1	7	9.3	6	0.4	2	0.2	1
Mortgage institutions	4.3	3	5.2	3	4.3	3	5.2	4	—	—	—	—
Banks	77.1	46	58.5	36	71.5	47	50.3	36	5.6	33	8.2	39
Other credit institutions	35.7	21	41.6	26	31.2	21	35.1	25	4.5	26	6.5	31
Corporations and others	14.9	9	17.1	11	14.2	9	16.4	12	0.7	4	0.7	3

Total	167.9	100	161.6	100	150.7	100	140.5	100	17.2	100	21.1	100

        The table shows the breakdown, by counterparty category, of SEK's total counterparty risk exposures related to credits, interest bearing securities and off-balance sheet items.

CREDITS OUTSTANDING (INCL. COMMITTED CREDITS)
at December 31, 2004 (Skr billion)

        Borrowers (primary obligors) by region and related risk counterparties (taking into account guarantees and other collateral) by region and category.

	Risk: Domiciliation and category of the related counterparties, to whom SEK is risk exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
Borrower: Domiciliation of borrowers	Total	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.5	1.4	1.4							0.1		0.1
Asia	6.0	4.7	4.5	0.1	0.1	0.5	0.5			0.8	0.2	0.6
Latin America	3.0	2.4	2.2	0.2						0.6	0.2	0.4
North America	0.8	0.3	0.3							0.5		0.1	0.4
Sweden	31.4	27.0	10.5	10.3	6.2	0.1		0.1		4.3		4.3
Other Nordic Area	10.2					8.1	1.9	3.1	3.1	2.1		2.1
Other Western Europe	4.1									4.1	0.7	2.2	1.2
Baltic Area	0.0									0.0		0.0
Other Eastern Europe	0.9	0.5	0.5							0.4	0.2	0.2

Total	57.9	36.3	19.4	10.6	6.3	8.7	2.4	3.2	3.1	12.9	1.3	10.0	1.6

        For further information about counterparty risk, see Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Risks—an overview, paragraphs "Credit-related-counterparty risk" and "Market-related-counterparty risk"".

NOTE 34    MARKET RISKS

        A market risk occurs when the terms of a contract mean that the size of the payments linked to the contract or the value of the contract varies due to a market variable, such as interest rates or exchange rates. SEK's policy allows net exposure to interest rate, foreign currency and credit related market risks. Other market risks must be hedged.

        The following table presents, as of December 31, 2004, the established limits and related net exposure to interest rate, currency and credit related market risks:

Market risk measurement (Skr million)

Measurement	Limit	Risk (see also under each heading)
Interest rate risk
Parallel shift/Rotation
Total	190	43.9
Of which, foreign currency		15.3
Of which, Skr		28.6
Of which within 12 months	50	32.2
Of which, foreign currency		9.3
Of which, Skr		22.9
Basis risk liquidity in different currencies	190	27.7
Credit spread risk	100	29.3
Currency risk	30	15.7

MEASUREMENTS/DEFINITIONS:

Interest rate risks:

        The interest rate risk is calculated as the highest of:

  a)
  The risk from a parallel shift in the yield curve of one percentage point

  b)
  The risk from a rotation of the yield curve of half a percentage point. Rotation risk is defined as the risk from the change of the yield curve based on the assumption that interest rates changes in different directions for different maturities.

        Perpetual subordinated debt with related hedging transactions, as well as the assets in which shareholders' funds and untaxed reserves are invested, are excluded from the calculation of these interest rate risks and limits.

Basis risk:

        Differences in an interest base for different currencies lead to a risk if there is a surplus and/or deficit for a certain period. Basis risk is calculated as a present value change in the event of a change of base by a certain number (standard measurement) of basis points. At year-end this standard measurement was 5 or 10 basis points for different currencies.

Credit spread risks:

        The risk comprises the market value change that occurs when the interest margin the market requires to compensate for the credit risk changes. The risk is measured as the change in the market value at a certain change of credit spread. The changed credit spread used when calculating this risk depends on the risk counterparty's rating and sector and the maturity of the exposure. At year-end credit spread changes between 5 and 40 basis points were used.

Interest rate risk in perpetual subordinated debt:

        The volume of perpetual subordinated debt at December 31, 2004, amounted to USD 350 million corresponding to Skr 2,314 million. The interest rate risk related to Skr 2,308 million of this volume was hedged with interest rate swaps with maturities between 2019 and 2034.

Interest rate risks in assets corresponding to shareholders' funds and untaxed reserves:

        In order to ensure a long-term stable return on equity, SEK's policy is to invest shareholders' funds in SEK's office building (Skr 0.1 billion) and securities with medium maturities. At year-end 2004, the volume of securities for this purpose had a book value of approximately Skr 3.6 billion with an average outstanding maturity of 2.9 years.

Currency risks:

        The risk is calculated as a change in the value of foreign currency positions resulting from a 10 percentage point change in the exchange rate for the Swedish krona.

        For further information about market risks, see Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Risks—an overview, paragraph "Market risks-Currency"".

NOTE 35    FUNDING AND LIQUIDITY RISKS

        SEK's funding and liquidity risk is measured on the basis of different forecasts regarding the development of available funds defined as shareholders' funds and untaxed reserves as well as borrowing in comparison with committed credits. See also the diagram "Development over Time of SEK's Available Funds" in the in item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Risks—an overview".

        For further information about funding and liquidity risks, see Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Risks—an overview, paragraph "Funding and Liquidity risks"".

NOTE 36    OPERATIONAL RISKS

        Operational risks within SEK are defined as the risk of economic losses due to:

  —
  legal or judicial events

  —
  human error or fraud

  —
  inadequate or incomplete processes, routines, management principles, systems and organizational structure

  —
  external events (catastrophes, power cuts, etc.)

  —
  insufficient compliance

        For further information about operational risks, see the section Item 11.a "Quantitative and Qualitative Disclosures About Market Risk—Risk Management—Risks—an overview, paragraph "Operational risks"".

NOTE 37    DECISION-MAKING RULES FOR RISK LIMITS

        The Board of Directors decides total market risk limits. Management of risks and parts of these limits are delegated to employees within the business organization.

        SEK's Executive Management can make decisions on the establishment of counterparty risk limits up to certain levels which are adopted by the Board. Executive Management has in turn within certain limits and on certain conditions authorized employees within Executive Management to make credit decisions jointly. The establishment of limits above those adopted by the Board as limits for Executive Management can only be decided by the Board of Directors or the Credit Committee whose members are chosen from the Board of Directors and Executive Management.

Note 38.    Reconciliation to accounting principals generally accepted in the United States

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

        Thus, under Swedish GAAP a net deferred tax liability of Skr 368.9 (2003: 371.5) million is reported at December 31 2004, comprising a liability of Skr 373.8 (2003: 376.5) million relating to untaxed reserves (see note 26) and a deferred tax asset of Skr 4.9 (2003: 5.0) million relating to pension liabilities not yet allowed at the taxation (note 26). In the US GAAP reconciliation, additional deferred tax liabilities of Skr 31.1 (2003: 31.9) million are recognized relating to property (see Note 17 and the section Other below) and a deferred tax asset of Skr 5.6 (2003: 5.6) million relating to other temporary differences (not counting the tax effects of other reconciling U.S. GAAP adjustments).

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

        The result of the foregoing is that for the year 2004 SEK's U.S. GAAP profits are increased by Skr 1,000.0 million compared to Swedish GAAP profits, and for the years 2003 and 2002 SEK's U.S. GAAP profits are increased by 720.4 million and reduced by Skr 2,695.9 million respectively compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds).

        Other—Other items include refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP, and fair value of step up of acquired property not recognized under U.S. GAAP (see Note 17 and the Section Deferred taxation above).

        Earnings per share—Earnings per share (Swedish GAAP) and earnings per share (U.S. GAAP) are calculated as, respectively, net profit (Swedish GAAP) per share and net profit (U.S. GAAP) per share. The total number of shares at December 31, 2004, 2003 and 2002, was 990,000.

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

        The following is a summary of the significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31,
(In millions of Skr unless otherwise stated)
	2004	2003	2002
Net profit for the period under Swedish GAAP	439.6	427.5	479.7
Amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	(5.1)	(6.4)	(7.1)
Gains/(losses) in connection with repurchases of own-debt	(21.9)	(55.7)	51.4
Derivatives and hedging activities	82.6	(177.8)	359.8
Accretion of discount on liabilities and amortization of premiums on assets that qualified for hedge accounting before adoption of SFAS 133	(171.9)	(182.5)	(149.5)
Foreign exchange differences on available-for-sale securities	1,000.0	720.4	2,695.9
Other	—	—	13.0
Tax effect of U.S. GAAP adjustments	(247.4)	(83.5)	(829.8)
Deferred taxation	0.8	1.2	—
Net adjustments	637.1	215.7	2,133.7
Net profit for the period under U.S. GAAP	1,076.7	643.2	2,613.4
Earnings (loss) per share under U.S. GAAP (Skr)	1,087.6	649.7	2,639.8

        The following is a summary of the significant adjustments to Comprehensive Income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Year Ended December 31,
(In millions of Skr unless otherwise stated)
	2004	2003	2002
Net profit for the period under U.S. GAAP	1,076.7	643.2	2,613.4
Other comprehensive income:
Difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences)*	16.7	(7.2)	(273.6)
Difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences**	(1,000.0)	(720.4)	(2,695.9)
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(44.8)	(67.3)	(63.8)
Tax effect on other comprehensive income	287.9	222.6	849.4
Total other comprehensive income	(740.2)	(572.3)	(2,183.9)
Comprehensive income under U.S. GAAP	336.5	70.9	429.4

*
For the year ended December 31, 2004, reclassification has been made in other comprehensive income related to securities sold during the period. The realized gains (exclusive of foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 9.4 million (2003: 4.5).

**
For the year ended December 31, 2004, reclassification has been made in other comprehensive income related to available-for-sale securities sold during the period. The realized losses (solely related to foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 93.5 million (2003:85.8).

        The following is a summary of the significant adjustments to shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	December 31,
(In millions of Skr)
	2004	2003
Shareholders' funds under Swedish GAAP	3,391.8	2,952.2
Unamortized gains on securities transferred to held to maturity securities in 1996	19.5	24.6
Difference between fair value and book value in available-for-sale securities	119.6	102.9
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	3.5	48.2
Derivatives and hedging activities	12.0	(70.6)
Discount on liabilities and premium on assets that qualified for hedge accounting prior to adoption of SFAS 133	991.6	1,163.5
Gains/(losses) in connection with repurchases of own-debt	(11.9)	10.0
Other	33.1	33.1
Tax effect of U.S. GAAP adjustments	(317.6)	(358.0)
Deferred taxation	(25.5)	(26.3)
Net adjustments	824.3	927.4
Shareholders' funds under U.S. GAAP	4,216.1	3,879.6

        Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are SEK exclusive S-system and S-system, both reported separately in the consolidated income statement with additional information in Note 1(b), Note 1(c), and Note 4.

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

        Quantitative disclosures about ineffectiveness—Net gain or loss recognized in earnings representing (a) the amount of hedge ineffectiveness in fair value hedges, and (b) the component of the derivative instruments' gain or loss, if any, excluded from the assessment of hedge effectiveness is reported as one component of "Derivatives and hedging activities" in the statement of significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP. For the year ended December 31, 2004, net gains amounting to Skr 93.5million (2003: 20.5) related to the amount of hedge ineffectiveness in fair value hedges were reported as one component of the item "Derivatives and hedging activities".

Recent Accounting Matters

        In December 2004, FASB Statement No. 123 (revised 2004)"Share-Based Payments (FAS 123(R)) was issued. FAS 123(R) is a revision of FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees", and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company has no employee stock option plans or other services awarded with own equity instruments. FAS 123(R), accordingly, has no impact on the Company's financial statements.

        In December 2003, FASB Statement No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106" (FAS 132(R)) was issued. It does not change the measurement and recognition provisions of FAS 87, 88, or 106 or the disclosure requirements of the original FAS 132, which it replaces. FAS 132(R) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For foreign plans, FAS 132(R) is effective for years ending after June 15, 2004. The Company is a member of a multiemployer plan covering materially all of the Company's pension commitments and the additional disclosures required by FAS 132(R) in such circumstances have no impact on the Company's financial statements.

        In December 2004, FASB Statement No. 153 "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29" (FAS 153) was issued. FAS 153 amends ABP 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. FAS 153 should be applied prospectively. The Company does not expect that the adoption of FAS 153 will materially affect its financial position and results of operations under U.S. GAAP.

        In January 2003, FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) was issued. It was replaced by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" (FIN 46(R)). FIN 46(R) is an interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" and changes the criteria used by companies in deciding whether they are required to consolidate another entity. Under FIN 46 and FIN 46(R), the Company is required to evaluate its structures to determine whether it is reasonably likely that the Company would be required to consolidate or disclose information about each VIE's nature, purpose, size and activities, together with the Company's maximum exposure to loss. For VIE's created prior to February 1, 2003 the Company is required to adopt the accounting provisions commencing January 1, 2004. The Company has not identified any entities which would meet the definition of a variable interest entity and FIN 46(R), accordingly, has not had any effect on the Company's financial statements.

SIGNATURES

        The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

Date: April 6, 2005

EXHIBIT INDEX

Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on May 27, 2004, file no. 1-8382).
2.1
Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Registrant's Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).
2.2	Supplemental Indenture dated as of June 2, 2004, between the Company and J.P. Trust Company, National Association.
2.3
Fiscal Agency Agreement dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of debt securities authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments. (Filed as Exhibit 2.1 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.4
Deed of Covenant dated May 28, 2003 relating to up to Euro 25,000,000,000 aggregate principal amount of securities of SEK authorized to be issued under the Company's Program for the Continuous Issuance of Debt Instruments. (Filed as Exhibit 2.2 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.5
Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.3 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.6
Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company's U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.4 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
2.7
Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation). (Filed as Exhibit 2.5 to the Company's Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).
7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles.
7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles.
8.1	Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN, AB SEK Securities and SEK Advisory Services AB, each of which is incorporated in Sweden.
12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of the Independent Auditors.

2

QuickLinks

TABLE OF CONTENTS
INTRODUCTORY NOTES
FORWARD-LOOKING STATEMENTS
PART I
  Item 3. Key Information
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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemption from the listing standards for Audit Committees
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) CONSOLIDATED STATEMENTS OF INCOME
AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) CONSOLIDATED BALANCE SHEETS
AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) CONSOLIDATED STATEMENTS OF CASH FLOWS
AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX