Form 20-F
period 2005-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2006-04-03
CIK 352960

As filed with the Securities and Exchange Commission on April 3, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from                                 to

Commission file number: 1-8382

AKTIEBOLAGET SVENSK EXPORTKREDIT

(Exact name of Registrant as Specified in Its Charter)

(SWEDISH EXPORT CREDIT CORPORATION)

(Translation of Registrant’s Name into English)

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

Medium-Term Notes

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A shares	640,000
Class B shares	350,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

             Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

TABLE OF CONTENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemption from the listing standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

i

In this Report, unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”). See Item 3, “Key Information”, for a description of historical exchange rates and other matters relating to the Swedish kronor. On March 31, 2006, the exchange rate for into Swedish kronor per U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Skr 7.7653 per U.S. dollar. No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at that rate.

INTRODUCTORY NOTES

In this Report, unless otherwise indicated, all descriptions and financial information relate to Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”) as a whole, and include both “SEK exclusive of the S-system” and the “State Support System” (the “S-system”), each of which is described in detail herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately.

SEK is a “public company” according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public debt companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the denotation “publ” to its name.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. In addition, the Company may make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. The Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

•           financial projections and estimates and their underlying assumptions;

•           statements regarding plans, objectives and expectations relating to future operations and services;

•           statements regarding the impact of regulatory initiatives on the Company’s operations;

•           statements regarding general industry and macroeconomic growth rates and the Company’s performance relative to them; and

•           statements regarding future performance.

Forward-looking statements generally are identified by the words “expect”, “anticipate”, “believe”, “intend”, “estimate”, “should”, and similar expressions.

Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

•           changes in general economic business conditions, especially in Sweden;

•           changes and volatility in currency exchange and interest rates;

•           dislocations in one or more segments of the financial markets; and

•           changes in government policy and regulations and in political and social conditions.

ii

PART I

Item 1.            Identity of Directors, Senior Management and Advisors

Not required as this 20-F is filed as an Annual Report.

Item 2.            Offer Statistics and Expected Timetable

Not required as this 20-F is filed as an Annual Report.

Item 3.            Key Information

                The following selected financial data at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from SEK’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). SEK prepares its accounts in accordance with Swedish GAAP, which differs in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 38 to the Consolidated Financial Statements.

                On January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, became applicable to SEK. SEK did not achieve hedge accounting under U.S. GAAP for any of its instruments at the inception of SFAS 133. Although SEK structured a substantial portion of its transactions to qualify for hedge accounting treatment under these rules beginning in July 2002, certain transactions for which SEK is economically hedged continue not to qualify for hedge accounting treatment under U.S. GAAP. For these reasons, from January 1, 2001 and going forward there have been and are expected to continue to be significant differences between SEK’s net profit and shareholders’ funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. These differences arise primarily from the requirements of U.S. GAAP that (1) changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship are required to be recognized currently in the income statement while the contract which the derivative is economically hedging is carried at amortized cost and (2) changes in currency exchange rates affecting the fair value of foreign-currency instruments in the available-for-sale portfolio that are not eligible for hedge accounting are reported only as increases or decreases in shareholders’ funds, while the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Based on its experience and knowledge of the functioning of SEK’s economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders’ funds. That is the case for example regarding the Skr 819.7 million positive adjustment in 2005, reflected in Note 38 to the Consolidated Financial Statements as a reconciling adjustment to U.S. GAAP to shareholders’ funds as of year-end. It only applies because SEK did not qualify for hedge accounting under U.S. GAAP on January 1, 2001. This amount is correctly presented based on the rules of SFAS 133 but would not in management’s opinion have appeared under Swedish GAAP.

                The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

Selected Financial Data

	Year Ended December 31,
(In Skr million, unless otherwise stated)	2005	2004	2003	2002	2001
INCOME STATEMENT DATA

Net interest revenues/(expenses):
SEK excluding the S-system	759.1	801.7	757.5	798.2	830.7
S-system(A)	48.9	33.9	(67.5)	(193.9)	(230.6)

Operating profit	498.1	611.8	595.3	664.4	729.0

Net profit (Swedish GAAP)	346.9	439.6	427.5	479.7	540.7

After-tax return on equity (%)	10.6%	14.9%	13.6%	14.0%	16.2%
Earnings per share (Swedish GAAP) (Skr)	350	444	432	485	546
Dividend per share (Skr) (C)	-	-	1,252	364	405

Net profit (loss) (U.S. GAAP) (D) (E)	(1,537.9)	1,076.7	643.2	2,613.4	(312.3)
Comprehensive income (loss) (U.S.GAAP) (G)	283.9	336.5	70.9	429.5	1,587.9

Ratios of earnings to fixed charges (Swedish GAAP) (H)	1.10	1.14	1.16	1.16	1.12
Ratios of earnings to fixed charges (U.S. GAAP) (H)	0.59	1.34	1.22	1.96	0.91

Earnings (loss) per share (U.S. GAAP) (Skr)	(1,553)	1,088	650	2,640	(315)

	At December 31,
(Skr million)	2005	2004	2003	2002	2001
BALANCE SHEET DATA
Total Credits Outstanding (I)	78,147.4	57,931.9	60,870.5	65,470.1	70,361.1

of which SEK excluding the S-system (I)	67,808.1	51,191.6	53,140.5	53,988.9	54,906.7

of which S-system (I)	10,339.3	6,740.3	7,730.0	11,481.2	15,454.4

Total assets	207,493.2	162,066.2	151,800.5	132,538.5	149,540.8

Total debt	191,713.5	143,895.3	135,565.9	114,838.2	128,039.0

of which subordinated debt	3,254.9	2,764.7	3,001.0	2,224.6	4,738.0

Deferred taxes related to untaxed reserves (B)	370.7	373.8	376.5	380.8	385.0

Shareholders’ funds (Swedish GAAP)	3,738.7	3,391.8	2,952.2	3,764.7	3,645.4

Total liabilities and shareholders’ funds	207,493.2	162,066.2	151,800.5	132,538.5	149,540.8

Shareholders’ funds (U.S. GAAP) (D) (E) (F)	4,500.0	4,216.1	3,879.6	5,048.7	4,979.7

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

(B)                                In accordance with Swedish GAAP, no untaxed reserves are reported in the Consolidated Balance Sheet nor are changes in untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are presented as (i) an after-tax portion, included in non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of allocations. (See Notes 26 and 28 to the Consolidated Financial Statements.)

(C)                                In connection with the sale of the Class B shares to the Swedish State on June 30, 2003, SEK paid a total dividend in 2003 of Skr 1,240 million solely to ABB Structured Finance Investment AB, the former holder of the Class B shares that represented approximately 35.5% of the Company’s share capital. There was no dividend paid in 2003, 2004 or 2005 to the Swedish State, which now owns all of the shares of SEK.

(D)                               On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These adoptions resulted in significant adjustments in computing net profit and shareholders’ funds according to U.S. GAAP. This was a result of having to mark at fair value in the balance sheet, certain derivatives which did not qualify for hedge accounting. Beginning in 2002, the variability in net income related to the instruments that qualified for hedge accounting was to some extent reduced when the Company was able to apply hedge accounting to certain assets and liabilities. (See Note 38 to the Consolidated Financial Statements.)

(E)                                 SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these holdings, because, although the value of the assets in Swedish kronor terms changes according to the relevant exchange rates, there is an identical largely offsetting change in the Swedish kronor value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding assets in a certain currency, financed by liabilities in that currency. However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates on the value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship are taken directly to equity whereas the offsetting changes in Swedish kronor terms of the borrowing are reflected in earnings. This leads to an accounting result which in management’s view does not reflect either the underlying risk position or the economics of the transactions. The result of the foregoing is that for the year 2005

SEK’s U.S. GAAP net profit reflects the deduction, before tax effects, of Skr 2,617.9 million of foreign exchange difference on available-for-sale securities, which amount is not reflected in Swedish GAAP net profit (2004: addition of Skr 1,000.0 million, 2003 addition of Skr 720.4 million). There is no difference in total shareholders’ funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders’ funds). (See Note 38 to the Consolidated Financial Statements.)

(F)                                 On January 1, 2001, SEK adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. At January 1, 2001, the carrying value of certain assets and liabilities that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1.6 billion with an offsetting recognition of the fair value of derivative instruments formerly designated in fair value type hedge relationships. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income. As a result, changes in fair value of derivative instruments occurring following adoption of SFAS 133 and prior to redesignation of such non-qualifying fair value hedge relationships as of July 2002 resulted in significant adjustments in computing shareholders’ funds according to U.S. GAAP. The result of the foregoing is that for the year 2005 SEK’s U.S. GAAP shareholders’ funds reflects the addition of Skr 819.7 million before tax effects (2004: addition of Skr 991.6 million, 2003: addition of Skr 1,163.5 million). (See Note 38 to the Consolidated Financial Statements.)

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

(I)                                    Amounts of credits as reported under the “old format”. The old format includes all credits — i.e., credits documented as interest-bearing securities (which are not included in the amounts reported as credits under the “new format”), as well as credits granted against traditional documentation. The amounts reported under the old format, in SEK’s opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on the old format unless otherwise stated. (See Note 18 to the Consolidated Financial Statements.)

Foreign Exchange Rates

                The Company publishes its financial statements in Swedish kronor (“Skr”). The following table sets forth for the years indicated certain information concerning the exchange rate for Swedish kronor as against the U.S. dollar (“USD”) based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average(A)	Period End
2006 (through March 31)	7.9656	7.5385	7.7612	7.7653
2005	8.2434	6.6855	7.5170	7.9370
2004	7.7725	6.5939	7.3480	6.6687
2003	8.7920	7.1950	8.0351	7.1950
2002	10.7290	8.6950	9.6571	8.6950
2001	11.0270	9.3250	10.4328	10.4571

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

One-Month Period Ended	High	Low
March 31, 2006	7.9604	7.6491
February 28, 2006	7.9656	7.6487
January 31, 2006	7.8097	7.5385
December 31, 2005	8.1162	7.8323
November 30, 2005	8.2434	7.9749
October 31, 2005	7.9695	7.6870

                The noon buying rate on March 31, 2006 was USD 1 = Skr 7.7653

                No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Item 4.            Information on the Company

a.             General

                SEK is a public stock corporation organized under the Swedish Companies Act. It is wholly-owned by the Swedish State through the Ministry of Foreign Affairs (“Sweden” or the “State”).

                SEK was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting the need for long-term credits. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as otherwise engage in Swedish and international financing activities on commercial grounds.

                SEK aims to be a strong financial partner for both customers and investors. With the Nordic region as its base and home market, SEK provides long-term financial solutions tailored for the private and public sectors. Business activities include export credits, lending, project financing, leasing, capital market products and financial advisory services. SEK extends credits, or loans, under two principal lending systems. Credits on commercial terms at prevailing fixed or floating market rates of interest are provided under “SEK exclusive of the S-system”, and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates are provided under the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK against compensation.

                From its roots and base in export credits, SEK’s product range has expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK’s clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments, an expertise that has earned international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of March 2006: AA+ from Standard & Poors and Aa1 from Moody’s Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

                SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has increased its financing of infrastructure projects with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK’s services and customer base reflects SEK’s efforts to become a broader-range finance house with specialists in certain areas, while continuing to emphasize its traditional role as a long-term lender.

                The increasing integration of business in the Nordic countries is consistent with SEK’s goal of having a position in the Nordic countries within its niche: long-term financial solutions. SEK has a representative office in Helsinki, which, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK’s position in the Nordic market.

                Since the early 1990s, SEK has been involved in Sweden’s fast-growing trade with the countries in the Baltic region. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and other Nordic business. Within the framework of these activities there are also increased business opportunities that have been created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe.

                SEK’s relationship with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers’ requirements. This network enables SEK to participate in co-financing arrangements and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

                The address of the Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden, and the Company’s telephone number is 011-46-8-613-8300. The Company’s authorized representative in the United States is the Consulate General of Sweden, One Dag Hammarskjöld Plaza, 885 Second Avenue, New York, NY 10017, and the telephone number is (212) 583-2550.

                The following table summarizes SEK’s credits outstanding and debt outstanding at December 31, 2005, 2004, and 2003:

	At December 31,
(Skr million)	2005	2004	2003

Total credits outstanding (old format)(A)	78,147	57,932	60,871
Of which S-system	10,339	6,740	7,730

Total debt outstanding	191,714	143,895	135,566
Of which S-system	278	526	554

(A)       Amounts of credits as reported under the “old format”. The old format includes all credits — i.e., credits documented as interest-bearing securities (which are not included in the amounts reported as credits under the “new format”), as well as credits granted against traditional credit agreement documentation. These amounts, in SEK’s opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on the old format unless otherwise stated. (See also Note 18 to the Consolidated Financial Statements.)

b.             Lending Operations — General

                The following table sets forth certain data regarding the Company’s lending operations during the five-year period ended December 31, 2005:

	At December 31,
(Skr million)	2005	2004	2003	2002	2001

Offers of long-term credits accepted (A)	37,525	22,748	18,960	13,365	20,245
of which S-system (B)	3,195	2,619	1,939	172	743
Total credit disbursements	20,981	11,459	9,954	7,896	17,576
of which S-system	4,493	1,732	1,032	1,377	3,324
Total credit repayments, including effects of currency translations	6,878	14,396	17,334	14,599	17,563
of which S-system	894	2,721	4,784	5,357	1,951
Total net increase / (decrease) in credits outstanding	10,671	(8,050)	1,739	(6,478)	(2,156)
of which S-system	3,603	(1,516)	(3,238)	(3,981)	1,354

Credits outstanding at December 31:
Credits outstanding (old format)(A)	78,147	57,932	60,870	65,470	70,361
of which S-system	10,339	6,740	7,730	11,481	15,454
Credits outstanding (new format)(A)	43,393	32,722	40,772	39,033	45,511
of which S-system	10,351	6,748	8,264	11,502	15,482
Total credit commitments outstanding at December 31	15,114	16,353	14,358	11,849	16,444
of which S-system	9,067	10,226	10,025	10,124	12,088

(A)      Amounts of credits reported under the “old format” include all credits — i.e., credits granted against documentation in the form of interest-bearing securities (which are not included in the credits reported as credits under the “new format”), as well as credits granted against traditional credit agreement documentation. Amounts reported under the old format, in SEK’s opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refer to amounts based on the old format unless otherwise stated. (See also Note 18 to the Consolidated Financial Statements.)

(B)        SEK offers S-system financing at CIRR (Commercial Interest Reference Rate) rates. The CIRR-rates for new credits are subject to periodic review and adjustment by the OECD. As described below under “—S-system”, the OECD Consensus stipulates that credit offers will be valid for acceptance during a period of not more than four months. The attractiveness of an S-system credit offer is, therefore, dependent on the general movement of interest rates during the relevant four month period which is, in turn, a significant factor contributing to the year-to-year differences in offers of long-term credits accepted in the S-system.

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

                The following tables show the geographic distribution of SEK’s credits outstanding (including credits granted against documentation in the form of interest-bearing securities) by domicile of borrower at the dates indicated. The tables further show, by domicile and category, the related risk counterparties to whom SEK’s counterparty risk exposures are allocated when taking into account prevailing guarantees and collateral.

		Domicile and category of the related counterparties, to whom SEK is risk exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
at December 31, 2005 (Skr billion) Domicile of SEK’s borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.5	1.4	1.4							0.1		0.1
Asia	9.5	5.2	5.0	0.1	0.1	0.3	0.3			4.0	3.4	0.6
Latin America	5.9	4.3	4.0	0.3						1.6	1.0	0.4	0.2
North America	0.8	0.2	0.2							0.6		0.3	0.3
Sweden	36.8	32.9	12.0	15.1	5.8	0.4		0.4		3.5		3.2	0.3
Other Nordic Area	14.9	0.1	0.1			12.6	5.4	4.5	2.7	2.2		2.2
Other Western Europe	6.9	1.9	1.9							5.0	1.1	3.2	0.7
Baltic Area	0.4									0.4	0.3	0.1
Other Eastern Europe	1.4	0.5	0.5			0.4	0.4			0.5	0.4	0.1
Total	78.1	46.5	25.1	15.5	5.9	13.7	6.1	4.9	2.7	17.9	6.2	10.2	1.5

		Domicile and category of the related counterparties, to whom SEK is risk exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
at December 31, 2004 (Skr billion) Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.5	1.4	1.4							0.1		0.1
Asia	6.0	4.7	4.5	0.1	0.1	0.5	0.5			0.8	0.2	0.6
Latin America	3.0	2.4	2.2	0.2						0.6	0.2	0.4
North America	0.8	0.3	0.3							0.5		0.1	0.4
Sweden	31.4	27.0	10.5	10.3	6.2	0.1		0.1		4.3		4.3
Other Nordic Area	10.2					8.1	1.9	3.1	3.1	2.1		2.1
Other Western Europe	4.1									4.1	0.7	2.2	1.2
Baltic Area	0.0									0.0		0.0
Other Eastern Europe	0.9	0.5	0.5							0.4	0.2	0.2
Total	57.9	36.3	19.4	10.6	6.3	8.7	2.4	3.2	3.1	12.9	1.3	10.0	1.6

		Domicile and category of the related counterparties, to whose risk SEK is exposed
		Sweden				Other Nordic Area				Other Western Europe & U.S.
at December 31, 2003 (Skr billion) Domicile of borrowers	Total amount	Sum	Govern- ment & Munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.4	1.4	1.3		0.1
Asia	8.1	6.1	5.8	0.2	0.1	0.8	0.7	0.1		1.2	0.3	0.9
Latin America	5.6	4.5	4.1	0.3	0.1	0.1		0.1		1.0	0.3	0.5	0.2
North America	1.1	0.5	0.3		0.2					0.6		0.2	0.4
Sweden	31.5	26.1	10.0	8.5	7.6					5.4		5.4
Other Nordic Area	9.1					6.8	1.6	1.7	3.5	2.3		2.3
Other Western Europe	3.3	0.1	0.1							3.2		3.2
Baltic Area	0.1									0.1			0.1
Other Eastern Europe	0.7	0.2	0.2							0.5		0.5
Total	60.9	38.9	21.8	9.0	8.1	7.7	2.3	1.9	3.5	14.3	0.6	13.0	0.7

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

2.                                       Lines of credit for the refinancing of finance companies’, banks’ and exporting companies’ portfolios of revolving export receivables.

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

                SEK’s lending also includes financing in cooperation with intergovernmental organizations and foreign export credit agencies. (These credits are included under the relevant underlying type of credit).

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

                Credits outstanding at December 31, 2005, 2004 and 2003 were distributed among SEK’s various categories of credits as follows:

Credits outstanding, type of credits	2005	2004	2003
(Skr million)

Financing of capital goods exports	14,082	9,149	11,627
Other export related credits	37,880	29,260	29,415
Infrastructure	15,846	12,783	12,099
Total	67,808	51,192	53,141

                Offers granted by the Company for credits that borrowers accepted during the years ended December 31, 2005, 2004 and 2003 were distributed among SEK’s various categories of credits as follows:

Offers accepted, type of credit	2005	2004	2003
(Skr million)

Financing of capital goods exports	7,767	4,171	4,148
Other export related credits	15,858	10,178	7,863
Infrastructure	10,705	5,781	5,010
Total	34,330	20,130	17,021

                A long-term trend has been the reduction in importance of the financing of traditional capital goods in Sweden’s export industry. SEK’s services have therefore changed over time to meet customers’ needs. This means that a credit granted could be either in the form of capital goods export financing or another category of export related credits such as direct lending to export companies through acquisitions of securities issued under the companies’ capital markets programs. As SEK is a relatively small player in the market, the changes in volumes from year to year are more the effect of specific business opportunities than the effect of fluctuation in the overall volume of the markets for export credits.

                The volume of infrastructure credits reflects the decision in 1996 to broaden SEK’s mandate to include infrastructure financing that directly or indirectly enhances the Swedish export industry. In that connection municipalities and other public authorities in Sweden and elsewhere in the Nordic region have become an increasingly important sector of business that SEK targets.

                Export financing are made at prevailing market rates of interest. The Company normally makes credit offers at a quoted interest rate that is subject to change prior to acceptance of the credit offer (an “indicative credit offer”). However, credit offers can also be made at a binding interest rate (a “firm credit offer”), but such credit offers have until now rarely been made and are then only valid for short periods. When a borrower accepts an indicative credit offer, the interest rate is set and a binding credit commitment by the Company arises.

                Before the Company makes any credit commitment, it ensures that the currency in which the credit is to be funded is expected to be available for the entire credit period at an interest rate that, as of the day the commitment is made, results in a margin that the Company deems sufficient. Except for the portion of the Company’s credits in Swedish kronor that are financed by the Company’s shareholders’ funds and untaxed reserves, the Company borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Company may accordingly decide not to hedge for movements in interest rate risk particular credit commitments until some time after they are made. Interest rate risks associated with such uncovered commitments are monitored closely and may not exceed interest rate risks limits established by the Board of Directors. The Company’s policies with regard to counterparty exposures are described in Item 11.b “Quantitative and Qualitative Disclosures about Market Risk — Risk Management”.

                The Company’s initial credit offer and subsequent credit commitment set forth the maximum principal amount of the credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

                The following table shows the currency breakdown of credit offers accepted for credits with maturities exceeding one year for each year in the three-year period ended December 31, 2005.

	Percentage of credit offers accepted
Currency in which credit is denominated	2005	2004	2003
Swedish kronor	49%	43%	36%
Euro	41%	36%	40%
U.S. dollars	7%	20%	17%
Other	3%	1%	7%
Total	100%	100%	100%

                The increase in the Swedish kronor component of new credit offers accepted reflects, especially in 2005, the growth in infrastructure lending by SEK. The decline in the U.S. dollar component of new credit offers accepted reflects a trend toward increased demand for euro-denominated credits from Swedish companies and increased volumes of new credits to Finnish companies and municipalities.

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

                Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding under the S-system, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the State. SEK treats the S-system as a separate operation for accounting purposes, with its own income statement. Although the deficits (surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any credit losses that would be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these credits as well, all of which are reported on SEK’s balance sheet.

                The S-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the Organization for Economic Cooperation and Development (the “OECD Consensus”), of which Sweden is a member. The OECD Consensus establishes minimum interest rates, required down payments and maximum credit periods for government-supported export credit programs. Terms vary according to the per capita income of the importing country.

                SEK offers S-system financing at CIRR (Commercial Interest Reference Rate) rates. The CIRR-rates for new credits are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that credit offers can be valid for a period of not more than four months, during which period the commercial contract shall be signed. Thereafter the CIRR rate can be locked in for a maximum period of six months in order for the credit agreement to be finalized. No commitment fee is charged for Swedish CIRR credits. The arranging bank receives compensation of 0.25 percent per annum, based on the outstanding credit amount, to cover its costs for arranging and managing the credit.

                The OECD Consensus also strengthens the rules for tied or partially tied concessionary credits. In principle, such credits are not permitted to be extended to countries whose per capita GNP for at least two consecutive years have exceeded the World Bank threshold for 17-year loans. Tied or partially tied concessionary credits to other countries were not permitted to be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms.

                SEK participates with government agencies in a State-sponsored export financing program (the “Concessionary Credit Program”) for exports to certain developing countries, presently incorporating a foreign aid element of at least 35 percent. The foreign aid element is granted in the form of lower rates of interest and/or deferred repayment schedules, and the State reimburses SEK in the S-system for the costs incurred as a result of SEK’s participation in such program. In general, credits under the program are made with State guarantees administered by the EKN. All such credits granted by SEK must also undergo SEK’s customary approval process.

                The following table sets forth the volumes of offers accepted, undisbursed credits at year end, new credits disbursed and credits outstanding at year end under the various programs in the S-system for each year in the three-year period ended December 31, 2005. The increase in volumes of offers accepted and undisbursed credits at year-end under the concessionary credit program in 2005 in comparison with 2004 was related to a single transaction.

	Concessionary Credit Program			CIRR-credits			Total
(Skr million)	2005	2004	2003	2005	2004	2003	2005	2004	2003

Offers accepted	126	17	47	3,069	2,602	1,892	3,195	2,619	1,939
Undisbursed credits at year-end	107	43	67	8,960	10,183	9,957	9,067	10,226	10,025
New credits disbursed	59	34	148	4,435	1,698	884	4,494	1,732	1,032
Credits outstanding at year-end	1,265	1,410	2,106	9,074	5,330	5,624	10,339	6,740	7,730

Credit Support for Outstanding Credits

                The Company’s policies with regard to counterparty exposures are described in Item 11.b “Quantitative and Qualitative Disclosures about Market Risk — Risk Management”.

                The following table shows the credit support by category for the Company’s outstanding credits (SEK exclusive of the S-system & S-system) for the five-year period ended December 31, 2005. As most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, this table reflects the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

	Percentage of Total Credits
	Outstanding at December 31,
SEK exclusive of the S-system & S-System	2005	2004	2003	2002	2001
Credits with State guarantees via National Debt Office (A)	1%	2%	3%	3%	3%
Credits with State guarantees via EKN (B)	17%	16%	20%	26%	33%
Credits with State guarantees (total)	18%	18%	23%	29%	36%
Credits to or guaranteed by Swedish credit institutions (C)	19%	17%	15%	15%	18%
Credits to or guaranteed by foreign bank groups or governments (D)	33%	28%	28%	25%	22%
Credits to or guaranteed by other Swedish counterparties, primarily corporations (E)	8%	10%	10%	14%	10%
Credits to or guaranteed by Municipalities	17%	18%	14%	7%	3%
Credits to or guaranteed by other foreign counterparties, primarily corporations	5%	9%	10%	10%	11%
Total	100%	100%	100%	100%	100%

                See “- Lending Operations — General” for information on the geographical distribution of borrowers.

(A)                              State guarantees issued by the National Debt Office are unconditional obligations backed by the full faith and credit of Sweden.

(B)                                EKN guarantees are in substance credit insurance against losses caused by the default of a foreign borrower or buyer in meeting its contractual obligations in connection with the purchase of Swedish goods or services. In the case of a foreign private borrower or buyer, coverage is for “commercial” and, in most cases, “political” risks. Coverage for “commercial” risk refers to losses caused by events such as the borrower’s or buyer’s insolvency or failure to make required payments within a certain time period (usually six months). Coverage for “political” risk refers to losses caused by events such as a moratorium, revolution or war in the importing country or the imposition of import or currency control measures in such country.

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

(C)                                At December 31, 2005, credits in this category amounting to approximately 8 percent (2004: 10, 2003: 7) of total credits were obligations of the four largest commercial bank groups in Sweden.

(D)                               Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments.

(E)                                 At December 31, 2005, approximately 79 percent (2004: 71, 2003: 63) of credits in this category represented credits to or guarantees issued by ten large Swedish corporations.

                The decline in credits guaranteed by the Swedish Government is a result of SEK’s diversification strategy. Under this strategy, SEK’s intention is to reduce the relative proportion of its risk exposure towards Swedish counterparties, although the reduction in Swedish Government exposure has been largely offset by the increase in exposure to Swedish municipalities.

c.             Organization

                SEK organizes its activities into three main business areas: Corporate & Structured Finance, Capital Markets, and SEK Securities.

                Corporate & Structured Finance. The Corporate & Structured Finance group is responsible for all activities in general lending, export credits, project finance, leasing and other structured finance projects, as well as origination and advisory services. Corporate has overall responsibility for SEK’s relationships with its customers. As a complement to SEK’s lending activity, SEK Financial Advisors AB (formerly SEK Advisory Services AB) offers independent consulting services to both the private and public sectors based on SEK’s experience in various areas, especially export credits and project finance, risk management and capital markets. The Company established the subsidiary SEK Financial Advisors AB during 2004. Previously consulting services was part of the parent Company activities. SEK Financial Services AB was established to conduct business on a temporary basis in 2005 as part of a restructuring process of the advisory services business area. It conducted an immaterial amount of business only during the second half of 2005.

                Capital Markets. The Capital Markets group comprises four sub-functions. The four sub-functions are Funding, Liquidity Management, Syndication, and Credit Investments. Funding is responsible for managing SEK’s borrowing program and Liquidity Management is responsible for the investment of SEK’s liquidity portfolio. See also Item 5, “Operating and Financial Review and Prospects — Liquidity, Capital Resources and Funding — Liquidity”. Syndication handles risk syndication and risk cover solutions. Credit Investments handles corporate bond investment and trading.

                SEK Securities. AB SEK Securities is a wholly-owned subsidiary with a license from the Swedish Financial Supervisory Authority to conduct a securities business. AB SEK Securities intermediates capital markets products principally in the primary market via private placements.

                In addition, SEK maintains a risk control unit that operates independently of the business areas. See Item 11b, “Quantitative and Qualitative Disclosures About Market Risk- Risk Management”.

d.             Swedish Government Supervision

                The Company operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (the “Act”). As such, it is subject to supervision and regulation by the Swedish Financial Supervisory Authority (the “Supervisory Authority”), which licenses and monitors the activities of credit market companies to ensure their compliance with the Act and regulations thereunder and their corporate charters.

                Among other things, the Swedish Financial Supervisory Authority requires SEK to submit reports on a three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority also may (and currently does) appoint an external auditor to participate with SEK’s independent auditors in examining the Company’s financial statements and the management of the Company.

                As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to a single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

                The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basle Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements. The principal measure of capital adequacy is a capital to risk asset ratio, which compares the capital base to the total of assets and off-balance sheet items. The capital base is divided into two components, one of them being “core” or “Tier 1” capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Non-cumulative preferred shares and similar instruments may not be included in Tier 1 capital to the extent they exceed 15% of the Tier 1 capital other than non-cumulative preferred shares and similar instruments. The other component in the capital base is “supplementary” or “Tier 2” capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with an original term of at least five years (with a deduction of 20% for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk (0%, 10%, 20%, 50% or 100%) depending on the debtor or the type of collateral, if any, securing the assets. The minimum capital ratio requirement is 8%, and not more than 50% of an institution’s regulatory capital may comprise supplementary capital. SEK’s policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2005, SEK’s total regulatory capital ratio was 15.9% and its Tier 1 ratio was 9.7%. See also Item 5, “Operating and Financial Review and Prospects — Liquidity, Capital Resources and Funding — Capital Adequacy.”

                Under the regulatory rules for large exposures, a “large exposure” is defined as a (risk-weighted) exposure to a single counterparty (or counterparty group) that exceeds 10 percent of the institution’s regulatory total capital base. These rules state that no individual large exposure may exceed 25 percent of the regulatory total capital base of the institution, and that the aggregate amount of large exposures may not exceed 800 percent of the institution’s regulatory total capital base. The aggregate amount of SEK’s large exposures on December 31, 2005, was 208 percent of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to fifteen different counterparties (or counterparty groups). These counterparties (or counterparty groups) were all rated by at least one of the major rating agencies, Moody’s and Standard & Poor’s, with ratings of not lower than investment grade.

                In July 2005, SEK submitted an application to the Swedish Financial Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basle II. The new capital adequacy regulations will be effective by January 1, 2007. The quantitative analysis regarding pillar I (methods for calculating minimum capital requirements for certain risks) has been implemented. During 2006 the required capital base depending on the Company’s risk profile with regard to all relevant risks will be established (pillar II). After that it will be possible to determine what net effects the new regulations will have on the Company.

                The Company’s subsidiary, AB SEK Securities, is licensed to conduct a securities business and as such is regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act.

e.             Competition

                SEK is the only institution authorized by the State to make export financing credits under the S-system. In that connection, and with support from the Swedish State, SEK competes with the export credit agencies of other OECD member countries in providing government-supported export credits. Lending in SEK exclusive of the S-system, including infrastructure credits mainly to municipalities, faces competition from other Swedish and foreign financial institutions, as well as from direct or indirect financing programs of exporters themselves. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

f.              Property, Plants and Equipment

                The Company owns, through its wholly-owned subsidiary AB SEKTIONEN, an office building in the City of Stockholm. The major part of the building is used by the Company as its headquarters.

Item 4A.         Unresolved Staff Comments

Not applicable.

Item 5.            Operating and Financial Review and Prospects

a.             Overview

                Substantially all of SEK’s revenues and net income derive from the net interest revenues earned on its credits and interest-bearing securities. Funding for these assets comes from shareholders’ funds and debt securities issued in the international capital markets. Accordingly, key elements in SEK’s profits from year to year are the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt, the rate of interest earned on the investment of its shareholders’ funds and the outstanding volumes of credits and interest-bearing securities in the balance sheet, as well as the relative proportions of its assets funded by debt and shareholders’ funds.

                In recent years SEK’s net profit under Swedish GAAP has been declining. This reflects several factors, including (1) reductions in shareholders’ funds in 2000 and 2003 in connection with changes in SEK’s ownership, resulting in a higher proportion of SEK’s assets being funded through debt financing, and (2) the lower interest rate environment in recent years that has resulted in maturing investments of the Company’s shareholders’ funds being reinvested at lower interest rates. In 2005, volumes continued to increase but at lower average margins. Furthermore, increased compliance costs related to new and pending regulations have affected net profit negatively in recent years, especially during 2005.

                The Company expects to rebuild shareholders’ funds through retained earnings and a restrictive dividend policy. In recent years SEK has also expanded into business areas that may produce non-interest revenue, although commission income has not thus far made a material contribution to SEK’s revenues and profits.

b.             Critical Accounting Policies and Estimates

Critical Accounting Policies and Estimates under Swedish GAAP

                The Company has identified as critical accounting policies those accounting policies regarding the application of hedge accounting according to Swedish GAAP. For accounting policies regarding hedge accounting according to Swedish GAAP see the discussion below and Notes 1(j) and 1(q) to the Consolidated Financial Statements.

                The Company’s lending and investing transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates, currencies, and other relevant factors, such that the Company’s exposure to changes in net fair values of such transactions due to movements in interest and/or exchange rates is hedged. Under Swedish GAAP, SEK applies hedge accounting for all transactions that are economically hedged. Economic hedging is done primarily on a contract-by-contract basis but in some cases on a portfolio basis.

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

                In reporting the amounts of its assets, liabilities and derivatives, and its revenues and expenses, the Company must make assumptions and estimates in assessing the fair value of certain assets, liabilities and derivatives especially where unquoted or illiquid securities or other debt instruments are involved. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. However, under Swedish GAAP, when applying hedge accounting, the net of revenues and expenses would be substantially unchanged.

                Changes in amounts reported are reflected in the net carrying value of the securities where they are carried at fair value. Where the securities are carried at amortized cost, changes in their estimated fair values, arising from changes in management’s assessment of the underlying assumptions, may result in the recording of a permanent diminution in their value. In such case, it would also be necessary for SEK’s management to exercise judgment as to whether or not changes in the underlying valuation assumptions are only temporary. SEK monitors on an ongoing basis the validity of such assumptions.

                When the securities are carried at fair value, fair value is calculated with the use of market quotations, pricing models and discounted cash flows. Certain of the Company’s securities are not publicly traded, and quoted market prices are not readily available. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. Furthermore, the estimated fair value of a security may differ significantly from the amount that could be realized if the security were sold immediately.

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

                SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. A major part of its assets, liabilities and related derivatives is denominated in foreign currency. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Critical Accounting Policies in Reconciliation to U.S. GAAP

                The Company has also identified as critical accounting policies those accounting policies regarding the application of hedge accounting according to U.S GAAP. For accounting policies regarding hedge accounting and measurements of fair values according to U.S. GAAP see Notes 1(j), 1(q) and 38 to the Consolidated Financial Statements.

                On January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, became applicable to SEK. SEK did not achieve hedge accounting under U.S. GAAP for any of its instruments at the inception of SFAS 133. Although SEK structured a substantial portion of its transactions to qualify for hedge accounting treatment under these rules beginning in July 2002, certain transactions for which SEK is economically hedged continue not to qualify for hedge accounting treatment under U.S. GAAP. For these reasons, from January 1, 2001 and going forward there have been and are expected to continue to be significant differences between SEK’s net profit and shareholders’ funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. These differences arise primarily from the requirements of U.S. GAAP that (1) changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship are required to be recognized currently in the income statement while the contract which the derivative is economically hedging is carried at amortized cost and (2) changes in currency exchange rates affecting the fair value of foreign-currency instruments in the available-for-sale portfolio that are not eligible for hedge accounting are reported only as increases or decreases in shareholders’ funds, while the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Based on its experience and knowledge of the functioning of SEK’s economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders’ funds.

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

Implementation of International Financial Reporting Standards

                SEK will adopt International Financial Reporting Standards (IFRS) for the fiscal year beginning January 1, 2007, with 2006 being the comparative year. The accounting rules for hedge accounting in IAS 39 will create the most significant change to SEK’s present accounting policies under Swedish GAAP. For a discussion of SEK’s internal project for conversion to IFRS, see Note 1 to the Consolidated Financial Statements.

c.             Assets and Business Volume

Total Assets

                SEK’s total assets at December 31, 2005, increased to Skr 207.5 billion (2004: 162.1). The main components of the net change in total assets were a Skr 21.8 billion increase in the portfolio of interest-bearing securities, and a Skr 20.2 billion increase in the credit portfolio. Currency exchange effects positively affected the book values of these portfolios by approximately Skr 7.5 billion and Skr 5.0 billion, respectively, primarily as a result of the appreciation of the U.S. dollar. Credits outstanding represented Skr 78.1 billion (2004: 57.9) of total assets, while interest-bearing securities represented Skr 114.6 billion (2004: 92.8).

                In addition to the revenue-generating assets, the balance sheet at year-end 2005 also included Skr 4.0 billion (2004: 3.5) representing accrued and prepaid items, Skr 0.2 billion (2004: 0.2) representing non-financial assets, and Skr 10.6 billion (2004: 7.7) representing other assets. The main component of the last item is the aggregate net value of derivative instruments with positive values (see Note 1 (q) to the Consolidated Financial Statements). The approximate month-end average volume of total assets during the year was Skr 191.0 billion (2004: 160.6).

                SEK maintains a high level of liquid assets and a low funding risk. At December 31, 2005, the aggregate volume of borrowed funds and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See also the graph “Development over Time of SEK’s Available Funds” under Item 11b, “Quantitative and Qualitative Disclosures About Market Risks — Risk Management”. SEK’s current policy is to invest its surplus liquidity in instruments with average maturities not exceeding three years and average ratings of at least AA3 from Moody’s and AA- from Standard & Poor’s.

Business Volume

                SEK’s total volume of new customer financial transactions during 2005 amounted to Skr 43.5 billion (2004: 27.5). New credits accepted totaled Skr 37.5 billion (2004: 22.7) and syndicated customer transactions totaled Skr 6.0 billion (2004: 4.8).

                The volume of new export credits accepted is at its highest level since 2000. Direct lending to the corporate sector decreased while lending to the public and financial sectors increased substantially. The majority of the lending to the public sector is for infrastructure investments and the lending to the financial sector is to a large part indirect lending to small- and medium-sized companies (SMEs). Syndicated customer transactions have increased. See table for break-down of new customer financial transactions.

New Customer Financial Transactions:

(Skr billion)	2005	2004
Export credits	11.3	6.6
Other credits to exporters	1.3	2.6
Credits to other corporates	0.4	0.9
Credits to public sector	12.1	6.7
Credits to financial sector	12.4	5.9
Syndicated customer transactions	6.0	4.8
Total	43.5	27.5

                Skr 3.2 billion (2004: 2.6) of long-term credits was granted under the S-system.

                The total amount of credits outstanding and credits committed though not yet disbursed increased during the year to Skr 92.3 billion at December 31, 2005 (2004: 73.4), of which Skr 78.1 billion (2004: 57.9) represented credits outstanding, an increase of 35 percent. The increase related mainly to increased new business volumes but also to currency exchange effects. Of the aggregate amount of Skr 92.3 billion (2004: 73.4) of credits outstanding and credits committed, Skr 19.4 billion (2004: 17.0) was related to the S-system, of which Skr 10.3 billion (2004: 6.7) represented credits outstanding.

                The aggregate amount of outstanding offers for new credits at year-end decreased to Skr 36.8 billion (2004: 39.1). Of that amount offers for new credits outstanding in the S-system at December 31, 2005 were Skr 35.2 billion (2004: 38.4).

Volume Development, Lending (Skr million)
			Of which S-system
	Total		Total		Of which
					CIRR-credits	Concessio-nary credits
	2005	2004	2005	2004	2005	2005
Offers of direct long-term credits accepted (A)	37,525	22,748	3,195	2,619	3,069	126
Syndicated customer transactions	5,950	4,773	—	—	—	—
Total customer financial transactions	43,475	27,521	3,195	2,619	3,069	126
Undisbursed credits at year-end (A)	14,171	15,452	9,067	10,226	8,960	107
Credits outstanding at year-end (old format) (A)	78,147	57,932	10,339	6,740	9,074	1,265
Credits outstanding at year-end (new format) (A)	43,393	32,722	10,351	6,748	9,086	1,265

(A)              Amounts of credits reported under the “old format” include all credits — i.e., credits granted against documentation in the form of interest-bearing securities (which are not included in the credits reported as credits under the “new format”), as well as credits granted against traditional credit agreement documentation. Amounts reported under the old format, in SEK’s opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report, therefore, refer to amounts based on the old format unless otherwise stated. See also Note 18 to the Consolidated Financial Statements.

d.             Counterparty Risk Exposures

                SEK aims to maintain its asset quality at a high level. The table “Counterparty Risk Exposures” in Item 11.b, “Quantitative and Qualitative Disclosures About Market Risk — Risk Management”, shows the distribution of risk exposures to the various categories of counterparties of SEK’s on-balance sheet assets and off-balance sheet items. There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures 69 percent (2004: 70) were against banks, mortgage institutions and other financial institutions; 16 percent (2004: 15) were against highly rated OECD states; 8 percent (2004: 9) were against corporations; and 7 percent (2004: 6) were against local and regional authorities.

                SEK is a party to financial instruments with off-balance sheet exposures in its ordinary course of business. The amounts of such exposures are shown in the table “Capital Base and Required Capital” under “—Liquidity, Capital Resources and Funding — Capital Adequacy”. These instruments include interest-rate related, currency related and other agreements that SEK uses for the purpose of hedging or eliminating mainly interest rate and currency exchange rate exposures. The accounting policies applied to such instruments are described in Note 1 (q) to the Consolidated Financial Statements. It can be noted that certain values related to derivatives and other financial instruments, traditionally denoted “off-balance sheet instruments”, are accounted for as on-balance sheet items included in the items “Other assets” and “Other liabilities”.

                SEK has maintained, and intends to maintain, a conservative policy as regards counterparty exposures arising from its credit portfolio and from other assets as well as from derivative instruments and other financial instruments traditionally accounted for as off-balance sheet instruments. SEK’s policy as regards to counterparty exposures is to be selective in its acceptance of counterparty exposures in order to ensure high overall credit quality in its portfolio.

e.             Results of Operations

SEK excluding the S-system

                Operating profit in 2005 was Skr 498.1 million (2004: 611.8, 2003: 595.3). Operating profit in 2004 was positively affected by a Skr 45.3 million recovery of a credit loss. Other factors contributing to the decline in operating profit in 2005 were reduced net interest earnings from the investment portfolio and increased administrative expenses and commissions incurred related to regulatory compliance costs.

                Net interest earnings totaled Skr 759.1 million (2004: 801.7, 2003: 757.5). Net interest earnings include net margins from debt-financed assets, on the one hand, and revenues from the investment portfolio (i.e., the long-term fixed-rate assets financed by SEK’s equity), on the other hand. The decrease in total net interest earnings was due to a decline in earnings from the investment portfolio. Net interest earnings from debt-financed assets increased, however, due to increased business volumes.

                For the financial year 2005, the contribution to net interest earnings from debt-financed assets was Skr 571.1 million (2004: 562.3, 2003: 447.2). The increase was a result of increased average volumes of debt-financed assets outstanding from the 2004 level. The underlying average month-end volume of such debt-financed assets was Skr 165.4 billion (2004: 137.9, 2003: 114.5). The increase in average volumes in 2005 compared with 2004 was related both to the credit portfolio and to the liquidity portfolio, while the increase in average volumes in 2004 compared with 2003 was related only to the liquidity portfolio. The average margin of debt-financed assets was 0.35 percent per annum. (2004: 0.41, 2003: 0.39). The decrease in average margin in of debt financed assets in 2005 was due to high volumes of credit granted to the financial and the public sectors with relatively lower margins than in the corporate sector. The increase in average margin in 2004 compared to 2003 was related to the liquidity portfolio. The volumes of the liquidity portfolio increased due to increased borrowing activities.

                The contribution to net interest earnings from the investment portfolio was Skr 188.0 million (2004: 239.4, 2003: 310.3). The declines in 2005 and 2004 were due to lower average yields on the portfolio, in which some long-term, fixed-rate assets with high interest rates matured and were reinvested at substantially lower interest rates.

                Commissions earned were Skr 14.0 million in 2005, compared to commissions earned of Skr 15.9 million in 2004 and Skr 13.0 million in 2003. The decrease in 2005 was due mainly to lower margins for capital market transactions within the subsidiary SEK Securities. Commissions incurred amounted to Skr 30.8 million (2004: 17.2, 2003: 17.1). The increase in commissions incurred was mainly due to the fees of advisers assisting SEK in preparing to comply with certain regulatory requirements.

                Operating profit in 2005 includes Skr 22.8 million (2004: 17.9, 2003: 29.7) representing remuneration from the S-system, based mainly on outstanding volumes of credits. The average outstanding volume of S-system credits increased by Skr 0.6 billion in 2005 and decreased by Skr 1.0 billion in 2004.

                Operating profit in 2005 also includes net results of financial transactions amounting to Skr 1.4 million (2004: 5.3, 2003: 11.7). Net results of financial transactions include market valuation effects in the trading portfolio and currency exchange effects as well as realized profits. The variation in net results of financial transactions arises primarily from unrealized market valuation effects.

                Administrative expenses in 2005 increased to Skr 238.4 million (2004: 230.3, 2003: 189.5). The increase in administrative expenses was mainly due to costs related to activities undertaken in order to secure compliance with new and pending regulations regarding capital adequacy, financial reporting and corporate governance. Additional costs for these matters are included in commissions incurred. These factors also contributed to the increase in 2004, together with higher personnel expenses. The average number of employees was 147 in 2005 (2004: 131, 2003: 124).

                No provision has been made related to SEK’s general incentive system for its staff in the financial year 2005. During 2004 the administrative expenses included a Skr 12.9 million provision under the system. (2003: 1.4). The total cost for the incentive system for each individual year is limited to an amount equaling two months salaries per employee plus social insurance costs. In addition to the general incentive system, SEK is also party to individual, performance-related remuneration agreements.

                Depreciations of non-financial assets increased to Skr 29.7 million (2004: 26.4, 2003: 15.5). The increases relate to depreciation of intangible assets related to SEK’s new business system. The replacement of SEK’s business system was essentially concluded at the end of 2004. There were no expenditures from this project booked as new investments in 2005 (2004: 28.9, 2003: 36.9).

                No credit losses were incurred. During 2004 a Skr 45.3 million recovery of a credit loss was recognized in income.

                Net profit for 2005 was Skr 346.9 million (2004: 439.6, 2003: 427.5), after charges for taxes amounting to Skr 151.2 million (2004: 172.2, 2003: 167.8). The effective tax rate for 2005 was 30.4 percent (2004: 28.1, 2003: 28.2). The increase in effective tax rate was related to new tax regulations in Sweden from 2005. In addition to the standard tax rate (28%), taxes related to holding untaxed reserves have been imposed.

                The net loss for 2005, reconciled to U.S. GAAP, reached Skr 1,537.9 million, compared to a net profit of Skr 1,076.7 million in 2004 and a net profit of Skr 643.2 million in 2003. The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a negative adjustment of Skr 1,884.8 million in 2005, compared to a positive adjustment of Skr 637.1 million in 2004 and Skr 215.7 million in 2003.

                These substantially higher adjustments in the U.S. GAAP reconciliation during the three year period presented above, when compared to periods prior to 2001, were primarily the result of the application, beginning in 2001, of Statement of Financial Accounting Standard 133 (SFAS 133), which has increased the volatility of SEK’s U.S. GAAP net income and shareholders’ funds. SFAS 133 requires, among other things, that changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship must be recognized currently in the income statement. Positive adjustments to U.S. GAAP income for derivatives and hedging activities, before related tax effects, amounted to Skr 162.5 million in 2005, compared to a positive adjustment in 2004 (Skr 82.6 million) and a negative adjustment in 2003 (Skr 177.8 million). Because a substantial portion of the Company’s assets, liabilities and derivatives were structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, after that date there has been a substantial reduction in volatility in U.S. GAAP income. A main component of the remaining volatility in income for derivatives and hedging activities is related to derivatives in the portfolio of held-to-maturity securities for which hedge accounting of interest rate risk is not permitted under U.S. GAAP. Another main component of the remaining volatility is related to derivatives that are used to hedge perpetual subordinated debt but which do not yet qualify for hedge accounting. It should be noted that SEK is economically hedged for transactions on which hedge accounting is applicable under Swedish GAAP but not under U.S. GAAP. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders’ funds related to transactions that qualify for hedge accounting under Swedish GAAP but not under U.S. GAAP.

                Related to this development is the impact of adjustments under U.S. GAAP for changes in currency exchange rates affecting the fair value of foreign currency denominated instruments in SEK’s available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133 and the carrying value of their related funding. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders’ funds, but the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. As a result, in 2003 and 2004 when the Swedish kronor appreciated against these funding currencies, SEK reported positive adjustments to net profit under U.S. GAAP for foreign exchange differences, before related tax effects, of Skr 1,000.0 million during 2004 and Skr 720.4 million during 2003 (with corresponding negative adjustments of Skr 1,000.0 million during 2004 and Skr 720.4 million during 2003 to other comprehensive income). In 2005, when the Swedish kronor depreciated against funding currencies, SEK reported a negative adjustment of Skr 2,617.9 million for foreign exchange differences in computing net profit under U.S. GAAP (with a corresponding positive adjustment of Skr 2,617.9 million to other comprehensive income). Because a substantial portion of the Company’s assets, liabilities and derivatives had been structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, the amount of the adjustments in 2003, 2004 and 2005 was reduced in comparison to the full year 2002. The higher adjustments to U.S. GAAP in 2004 and 2005 are related to greater currency exchange changes during these years. It should be noted that SEK is economically hedged against the foreign currency exchange effects of the revaluation of balance sheet components. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income related to foreign currency denominated instruments in the available-for-sale portfolio.

                The reconciliation of SEK’s net income to U.S. GAAP was positively affected in 2005 by a gain from SEK´s repurchase of its own debt, which under U.S. GAAP is recognized immediately in the income statement, amounting to Skr 13.0 million. There were corresponding adjustments amounting to a loss of Skr 21.9 million in 2004 and a loss of Skr 55.7 million in 2003.

                See Note 38 to the Consolidated Financial Statements.

The S-system

                CIRR credits, one of the two types of credits in the S-system, contributed to the S-system results with a surplus of Skr 113.3 million in 2005 (2004: 145.3, 2003: 120.0).

                Costs related to concessionary credits, the other type of credits in the S-system, were Skr 90.5 million in 2005 (2004: 126.4, 2003: 209.8). Decreases in net interest costs are mainly due to a continuing decrease in volume of outstanding concessionary credits.

                The S-system paid a net compensation to SEK amounting to Skr 22.8 million in 2005 (2004: 17.9, 2003: 29.7). This is compensation paid to SEK for carrying the S-system credits and the related credit risks on SEK’s balance sheets. SEK, on the other hand, paid a net amount of Skr 45.6 million to the State in 2005 related to positive net interest and foreign exchange differences. In 2004 SEK paid a net amount of 36.8 million, and in 2003 the State reimbursed SEK Skr 60.1 million to cover negative net interest net of foreign exchange differences.

Results in the S-System by Type of Credit	CIRR credits			Concessionary credits			Net result for S-system
(Skr million)	2005	2004	2003	2005	2004	2003	2005	2004	2003

Interest revenues/(expenses)	135.9	155.4	134.3	(87.0)	(121.6)	(201.8)	48.9	33.9	(67.5)
Remuneration to SEK	(19.3)	(13.0)	(21.7)	(3.5)	(4.8)	(8.0)	(22.8)	(17.9)	(29.7)
Foreign exchange differences	(3.3)	2.9	7.4	-	-	-	(3.3)	2.9	7.4
Total	113.3	145.3	120.0	(90.5)	(126.4)	(209.8)	22.8	18.9	(89.8)

f.              Liquidity, Capital Resources and Funding

Liquidity

                In accordance with SEK’s funding and liquidity policies, at December 31, 2005 the aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See the graph “Development over Time of SEK’s Available Funds” shown below in Item 11b, “Quantitative and Qualitative Disclosures About Market Risk- Risk Management”.

                SEK endeavors to take advantage of borrowing opportunities that arise and, where SEK deems it advantageous, to pre-fund its credits. Its interest-bearing securities, other than credits, were Skr 112.1 billion at December 31, 2005 (2004: 86.9), an increase of 29.0% compared to 2004. The increase in these investment securities reflected SEK’s increased borrowing activities in response to well diversified borrowing opportunities in all major capital markets.

                SEK’s policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2005, the book value of its interest-bearing securities with maturities of one year or less was Skr 55.1 billion (2004: 36.4). In addition, at that date the aggregate of SEK’s credits and interest-bearing securities with maturities of one year or less exceeded its total senior debt with such maturities by Skr 16.0 billion (2004: 22.7).

                The following tables set forth as of December 31, 2005 the maturity profile of SEK’s contractual cash obligations.

	At December 31, 2005 Payments Due by Period
Contractual Cash Obligations (Skr million)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Senior debt	188,458.6	45,809.0	63,257.1	27,859.5	51,533.0
Subordinated debt(1)	3,254.9	-	-	-	3,254.9
Other long-term obligations(2)	17.1	0.5	1.5	1.0	14.1
Total contractual cash obligations	191,730.6	45,809.5	63,258.6	27,860.5	54,802.0

(1) Maturity, 2015, subject to redemption beginning in 2010 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million). Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

(2) Excluding derivative contracts that relate to hedged positions. Current fair value of these derivatives as of December 31, 2005, can be seen in the table Capital Base and Required Capital in the section Capital Adequacy. Cash payment obligations associated with such derivative financial instruments designated in fair value hedge relationship are arranged to correspond in timing and inversely in amount with cash flows under settlement of hedged assets and liabilities.

                See also “ — Funding” for additional information on the maturities of SEK’s debt.

The following table sets forth the maturity profile of credits outstanding as of December 31, 2005.

Credits outstanding

	At December 31, 2005 Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Credits outstanding	78,147.4	21,575.8	28,360.2	14,493.9	13,717.5

                The following table sets forth the maturity profile of SEK’s commercial commitments as of December 31, 2005, all of which represented committed undisbursed credits:

Commercial Commitments

	At December 31, 2005
	Amount of Commitment Expiration Per Period
(Skr million)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Commercial commitments	15,114.1	2,160.4	1,225.4	2,169.9	9,558.4

                For further information about funding and liquidity risk see Item 11.b) “Quantitative and Qualitative Disclosures About Market Risk — Risk Management”. The figures above in the table are in the diagram “Development over Time of SEK’s Available Funds” in Item 11.b.

Funding

                The Company funds its lending primarily through public and private offerings of debt securities in the international capital and money markets. In many cases SEK has been willing to provide “tailor-made” structures responding to the needs of the investors. SEK also maintains a number of borrowing programs that allow it to respond quickly to borrowing opportunities or the need to fund a credit quickly.

                SEK remained highly active in the capital markets in 2005. The volume of new long-term borrowing in the year was Skr 52.3 billion, compared with Skr 38.8 billion and Skr 62.0 billion for the years ended December 31, 2004 and 2003, respectively. New borrowings in 2005 comprised 278 transactions (2004: 248). During 2005 two global benchmark transactions have been made. In addition, another such transaction has been made in January, 2006, amounting to USD 1 billion. As the first Swedish issuer, SEK has accomplished a number of bond issues in Turkish lira. Among other transactions SEK issued public retail bonds in Icelandic krona and Mexican pesos, and made a four-year issue on the European retail market denominated in USD, as well as a large number of structured transactions.

                The outstanding volume of debt with original maturities of one year or less increased in 2005. This was related to the increased volumes mainly in the liquidity portfolio which were funded short-term awaiting more long-term funding. At December 31, 2005, outstanding debt with remaining maturities of one year or less was Skr 45.809.0 million, compared with Skr 23,536.0 million at December 31, 2004. The average maturity of SEK’s senior debt at December 31, 2005, had decreased to 6.2 from 6.7 years at December 31, 2004. See “Consolidated Statements of Cash Flows” in the Consolidated Financial Statements and Note 30 to the Consolidated Financial Statements. It should be noted that actual average maturity can be shorter than formal maturity reflected above.

                The rating level established after the ownership change in 2003 has remained unchanged during 2005. SEK´s long-term debt rating is AA+ from Standard & Poor´s and Aa1 from Moody´s. The maintenance of high ratings is essential to SEK’s funding costs and profitability.

Capital Adequacy

                The capital base as well as the minimum capital that SEK is required to maintain are determined in accordance with the capital adequacy requirements under Swedish law that are applicable to all credit institutions and securities companies supervised by the Swedish Financial Supervisory Authority.

                SEK has a capital adequacy ratio that is well above the minimum required by law. At December 31, 2005, the regulatory total capital adequacy ratio was 15.9 percent (2004: 16.3), which is approximately twice the amount required under Swedish law. Of the regulatory total ratio, the Tier-1 ratio represented 9.7 percent at December 31, 2005 (2004: 10.2). SEK also calculates adjusted capital adequacy ratios with inclusion in the Tier-1 capital base of SEK’s guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The adjusted total capital adequacy ratio was 17.3 percent at December 31, 2005 (2004: 17.9), of which 11.1 percent (2004: 11.9) represented adjusted Tier-1.

                The guarantee fund permits SEK to demand additional capital of up to Skr 600 million from the Swedish State if SEK finds it necessary in order to be able to fulfill its obligations.

                SEK’s regulatory capital base was Skr 6,935 million at December 31, 2005 (2004: 6,079), of which the Tier-1 related amount was Skr 4,241 million (2004: 3,823). The adjusted capital base was Skr 7,535 million (2004: 6,679), of which the Tier-1 amount was Skr 4,841 million (2004: 4,423). Risk-weighted claims at year-end amounted to Skr 43,586 million (2004: 37,312). Accordingly, the minimum capital required to satisfy the statutory 8 percent standard was Skr 3,488 million at December 31, 2005 (2004: 2,986).

                The table “Capital Base and Required Capital” on the next page includes additional information on SEK’s regulatory capital.

Capital Base and Required Capital

According to the capital adequacy requirements of Swedish Law, which confirm to international guidelines.

However, in addition to the regulated capital base, the adjusted capital adequacy ratios illustrated below are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million.

(Amounts in Skr million)

I. Capital requirement

	Consolidated Group						Parent Company
	December 31, 2005			December 31, 2004			December 31, 2005			December 31, 2004
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	207,493	39,926	3,195	162,066	34,385	2,751	207,557	39,953	3,196	162,144	34,466	2,757
Off-balance sheet items	18,328	3,622	290	17,273	2,891	232	18,328	3,622	290	17,273	2,891	232
Other exposures	n.a.	38	3	n.a.	36	3	n.a.	38	3	n.a.	36	3
Total	225,821	43,586	3,488	179,339	37,312	2,986	225,885	43,613	3,489	179,417	37,393	2,992

Breakdown by category:
A. Riskweight 0%	62,784	—	—	46,327	—	—	62,784	—	—	46,327	—	—
B1. Riskweight 10%	5,203	520	42	4,183	418	33	5,203	520	42	4,183	418	33
B2. Riskweight 20%	111,233	22,247	1,780	96,291	19,258	1,541	111,279	22,256	1,780	96,288	19,258	1,541
C. Riskweight 50%	922	461	37	816	408	33	922	461	37	816	408	33
D. Riskweight 100%	15,469	15,469	1,238	14,470	14,470	1,158	15,487	15,487	1,239	14,551	14,551	1,164
E. Market exposures	30,210	4,889	391	17,252	2,758	221	30,210	4,889	391	17,252	2,758	221
Total	225,821	43,586	3,488	179,339	37,312	2,986	225,885	43,613	3,489	179,417	37,393	2,992

II. Capital base (A)

	Consolidated Group		Parent Company
	12/2005	12/2004	12/2005	12/2004
Tier-1 capital	4,241	3,823	4,274	3,852
Tier-2 capital	2,694	2,256	2,690	2,252
Of which:
Upper Tier-2	2,223	1,806	2,219	1,802
Lower Tier-2	471	450	471	450
Total	6,935	6,079	6,964	6,104

Adjusted Tier-1 capital	4,841	4,423	4,874	4,452
Adjusted Total	7,535	6,679	7,564	6,704

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	12/2005	12/2004	12/2005	12/2004
Total	15.9%	16.3%	16.0%	16.3%
Of which:
Tier-1 ratio	9.7%	10.2%	9.8%	10.3%
Tier-2 ratio	6.2%	6.1%	6.2%	6.0%
Of which:
Upper Tier-2 ratio	5.1%	4.9%	5.1%	4.8%
Lower Tier-2 ratio	1.1%	1.2%	1.1%	1.2%
Adjusted Total	17.3%	17.9%	17.3%	17.9%
Of which: Adj. Tier-1 ratio	11.1%	11.9%	11.2%	11.9%

IV. Specification of off-balance sheet items (B) (C)

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
Consolidated Group and Parent Company: December 31, 2005	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts:
Currency related agreements	157,551	4,915	2,032	2,883	8,104	1,050	1,653	636	3,225	1,310
Interest rate related contracts	161,317	1,128	599	529	4,204	243	1,326	2,052	838	42
Equity related contracts	42,963	4,279	1,129	3,150	1,502	1,189	104	1,187	368	88
Commodity related contracts, etc	5,500	422	3	419	691	204	1	504	33	—
Total derivative contracts	367,331	10,744	3,763	6,981	14,501	2,686	3,084	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:
Repurchase agreements (repos) etc	27	27	—	27	—	—
Undisbursed credits	15,114	7,557	—	7,557	—	936
Total	382,472	18,328	3,763	14,565	14,501	3,622

December 31, 2004
Derivative financial contracts:
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements (repos) etc	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total	302,273	17,273	2,182	15,091	15,383	2,891

(A)                              The capital base includes the profit for the year. Tier-2 capital in the form of a non-perpetual, subordinated loan amounting to EUR 50 million maturing June 21, 2010, was redeemed and replaced by a similar transaction maturing June 30, 2015.

(B)                                In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect the real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

(C)                                The terms “positive real exposures” and “negative real exposures” in the table headings refer to such exposures related to derivatives as defined in the capital adequacy requirements under Swedish law.

                In the ordinary course of business SEK is a party to financial instruments with off-balance sheet exposure. The amounts of such exposures are shown in the table above. These instruments include primarily interest rate related and currency related agreements.

New Capital Adequacy Rules

                The Basle Committee for Bank Supervision has headed a review of capital adequacy regulations. The Basle Committee issued its first consultative paper in 1999 and the New Basle Capital Accord, Basle II, were adopted 2004. The regulations are expected to come into force on December 31, 2006. The Swedish Financial

Supervisory Authority together with the financial sector (including SEK) is making preparations for the adoption.

                In addition to the capital requirements for credit and market risks contained in the present regulations, there will be a capital requirement for operational risks. According to the proposal, capital adequacy requirements, following approval from the supervisory authority, can be based on the financial institutions’ internal systems and assessment. A number of strict requirements have to be met in order to qualify for this alternative. In addition to these methods there are standard rules similar to the present regulatory framework.

Certain Off-Balance Sheet Arrangements

                SEK has not entered into any transactions, agreements or other contractual arrangements with any unconsolidated entities under which it has any obligations arising (1) under a guarantee contract with any of the characteristics specified in FASB Interpretation No. 45 paragraph 3, (2) out of a variable interest in an unconsolidated entity referred to in FASB Interpretation No. 46, or (3) under a demonstrative instrument in SEK’s assets or to which it has transferred assets subject to a retained or contingent interest or similar arrangement that serves as credit liquidity or market risk support to such entity.

g.             Recent Accounting Pronouncements Issued

                No new or revised Swedish accounting pronouncements affecting recognition or measurement came into effect in 2005.

                The Company is preparing for the implementation of International Financial Reporting Standards in their entirety, expected to apply to SEK as from January 1, 2007. For a further description of these changes refer to Note 1 to the Consolidated Financial Statements.

                There were no new or revised standards or interpretations issued by the FASB with effect from January 1, 2005, applicable to the Company. Recently issued accounting pronouncements effective as from fiscal year 2006 are described in Note 38 to the Consolidated Financial Statements.

Item 6.            Directors, Senior Management and Employees

                The Board of Directors is responsible for the management of the Company.

                The Company’s Articles of Association currently provide that the Board of Directors shall consist of six to eight directors and not more than four deputy directors. The State, as holder of all the Class A shares and Class B shares, elects the directors and may elect deputy directors. The Government appoints the Chairman of the Board of Directors. The Board of Directors may appoint a Vice Chairman of the Board of Directors.

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

                Certain information with respect to the Company’s directors, deputy directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this Report.

Board of Directors and Executive Officers
Name	Age*	Position

Björn Wolrath	62	Chairman of the Board and Director
Christina Liffner	55	Deputy Chairman of the Board and Director
Karin Apelman	44	Director
Pirkko Juntti	60	Director
Helena Levander	48	Director
Risto Silander	48	Director
Anders Wenström	59	Director
Ulf Stange	59	Deputy Director
Per Östensson	46	Deputy Director

Peter Yngwe	48	President
Lars Grönlund	58	Executive Director, Credit Management
Måns Höglund	54	Executive Director, Corporate & Structured Finance
Jane Lundgren Ericsson	40	Executive Director, President, AB SEK Securities
Sirpa Rusanen	41	Executive Director, Human Resources
Sven-Olof Söderlund	53	Executive Director, Strategic Analysis & Planning
Per Åkerlind	43	Executive Director, CFO and Head of Capital Markets

* At December 31, 2005

Biographical Details

                Mr. Wolrath was appointed Chairman of the Board and director by the State in September 1998. In 1997 he set up the company Momentum AB in which he is Chairman. From 1981 and until 1997 he was President at Skandia AB. He is chairman of the Board of directors of Stiftelsen för Respekt, Telia Pensionsstiftelse and Countermine Technologies AB. He is also a director of Rederi AB Gotland, Samhall AB and Codan A/S.

                Mrs. Liffner was appointed director by the State in June 2003 and Deputy Chairman of the Board in April 2004. She has served in various executive capacities at AssiDomän AB, ABB Atom AB, Asea AB and Surahammars Bruks AB since 1979. She is chairman of the board of Svensk Adressändring AB and Svenska Endometriosföreningen. She is a director of Sveaskog AB, Skandinaviska Jour & Rekryteringsbyrån AB (SJR), Länsförsäkringar Bergslagen AB, Vasakronan AB and Prevas AB.

                Mrs. Apelman was appointed director by the State in June 2003. She has been Chief Financial Officer at Luftfartsverket since 2001. Prior to that she has served in various executive capacities at Saab Aircraft Leasing and Scandinavian Airlines (SAS). She is Deputy Chairman of the Board of A-banan Projekt AB, director of The Swedish Export Credits Guarantee Board (EKN) and Göteborg City Airport and deputy director of Nordic Airport Properties AB and Arlanda Schipol Development Company AB.

                Mrs. Juntti was appointed director by the State in May 2005. She has served in various executive capacities at the Board of Sales Taxation (VAT) in Turku, Finland, Ministry for Foreign Affairs in Helsinki, Finnish Export Credit Ltd, JP Morgan London and PCA Corporate Finance OY. She is director and chairman of Audit Committee of Rautaruukki Oyj.

                Mrs. Levander was appointed director by the State in April 2004. She is Partner and Chairman of the Board of Nordic Investor Services AB. Prior to that she has served in various executive capacities at Neonet AB, Odin Fonder and Nordea Asset Management. She is a director of SBAB, Bure Equity AB, and Transatlantic AB.

                Mr. Silander was appointed director by the State in April 2004. He is a private investor and prior to that he has served 20 years in various executive capacities at Alfred Berg ABN AMRO, UBS, Goldman Sachs, Handelsbanken and Citibank. He is a director of the listed companies Telelogic AB and Tornet AB as well as of RURIC AB, Quesada AB, Trygg Stiftelsen, NetOnNet, and Endeavour Funds Ltd.

                Mr. Wenström was appointed director by the State in June 2003. He has been Vice President of Governmental Affairs and Trade Promotion at The Swedish Trade Council since April 2005. Prior to that he served as Director at the Ministry for Foreign Affairs since August 2001. Since 1996 he has served in executive capacities at the Ministry covering, inter alia, Nordic co-operation and trade promotion affairs. He is a director of tradEasy.

                Mr. Stange was appointed deputy director by the State in May 2005. He was Director at the Ministry for Foreign Affairs since 2002. Since 1972 he had served in several executive capacities at the Ministry. Since 2002 he was director of the Export Credits Guarantee Board (EKN) and the Nordic Project Export Fund (Nopef). Mr. Stange passed away in January 2006.

                Mr. Östensson was appointed deputy director by the State in April 2001. He has been Senior Adviser at the Ministry of Finance since 1998. Prior to that he has served at Ministry for Foreign Affairs, Allgon Antenn, Australia, and the Swedish Trade Commission in Sydney.

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

                Mrs. Lundgren Ericsson has been Executive Director since April 2005 and served as President, AB SEK Securities, since 2002. Prior to that she served as SEK´s Head of Legal and Transaction Management since 1993.

                Mrs. Rusanen has been Executive Director, Human Resources since 2005. Prior to that she served as Human Resource Manager at Ericsson since 1997 and as a teacher at Vämö School and Chapman School in Karlskrona since 1991.

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

Compensation of Directors and Officers.

                The aggregate remuneration of all directors and officers as a group paid or accrued in 2005 was Skr 18.8 million (2004: 16.1, 2003: 14.7), all of which was in the form of salaries and variable remuneration, in the case of officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Company are covered by various national social service programs to which the Company contributes. The Company also maintains a pension plan with an insurance company to which the Company contributed approximately Skr 6.0 (2004: 5.5, 2003: 5.6) million in 2005 on behalf of all officers as a group.

                The total amount of the pension obligations related to certain key officers (including those listed above), charged to results and reported as an allocation, was Skr 17.1 million at December 31, 2005.

                The Chairman of the Board received Skr 0.2 million and each other director received Skr 0.1 million in remuneration in 2005. Certain directors received additional compensation for service on Board committees as set forth below.

                The President’s remuneration and other benefits in 2005 totaled Skr 3.7 million, which did not include a variable component in 2005. Of the total remuneration to the President, Skr 3.7 million is qualifying income for pension purposes. The President is entitled to annual pension benefits upon retirement at age 60 equal to 75 percent of his terminal pay until age 65 after which it is reduced. Such commitments are covered by insurance.

                Remuneration to other key officers of the Company in 2005 totaled Skr 14.1 million of which Skr 2.7 million represented variable remuneration. The variable remuneration relate to individual set targets and targets defined in the Company’s business plan. Certain key executive officers of the Company (including those listed above) have employment contracts providing, in the event such contract is terminated by the Company, certain compensation during the subsequent two-year period subject to deduction for any salary received in new employment. None of the Directors have contracts with the Company providing for benefits upon termination of service.

                See also Note 10 to the Consolidated Financial Statements.

Activities and division of responsibility within the Board of Directors

                The Chairman of the Board’s responsibilities are regulated in the Swedish Companies Act and the procedural rules of the Board of Directors. The Chairman of the Board monitors board activities and is responsible for other directors receiving the requisite information. Where necessary, the Chairman is directly involved in matters of heightened importance to the Company and represents the Company on issues arising in connection with the shareholder. Aside from appointing the President, the Board of Directors´ primary tasks are to adopt business plans and budgets, approve major investments and significant changes to the Company’s corporate organizational structure, and establish company-wide rules and procedures. Additionally, the Board of Directors monitors financial progress, and bears ultimate responsibility for internal control and risk management.

                Except in the capacity as director, no director is an affiliate of the Company or its management.

Appointing the Board of Directors and auditors

                As is the case for the Boards of other corporations wholly owned by the Swedish State, consistent and joint principles for a structured nomination process apply to the Board of Directors at SEK. This process is managed and coordinated by the Ministry of Industry, Employment and Communications’ unit for Government ownership. The State is responsible for appointing the Company’s independent auditors at the Annual General Meeting.

Review of Board activities

                The Board of Directors met on seven occasions in 2005. Board activities were conducted pursuant to established procedural rules. These meetings considered annual and interim financial statements, business operations, the business plan for 2006—2008, the budget for 2006, incentive schemes, the inauguration of a compliance function, organizational and staffing issues, and current projects regarding the development of IT systems and projects relating to new accounting standards, the Sarbanes-Oxley Act, and the adoption of Basle II rules for the financial sector. The Board’s Credit Committee (which considers credit issues), Finance Committee (which considers financial issues other than credit issues) and Remuneration Committee (which considers specific remuneration issues) held 12, 4 and 2 meetings respectively in the financial year.

Committees

                The following is a description of the Company’s committees on which members of the Board of Directors participate as committee members. Other than in the case of the audit committee, which is composed of the entire Board of Directors, each committee acts pursuant to authority delegated from the

Board of Directors in accordance with Swedish law and the Articles of Association. The Board of Directors reviews the minutes of the meetings of, and the actions taken by, each of such committees.

Audit Committee

                The Company does not have a separately designated “audit committee” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934. As a result, the entire Board of Directors acts as the Company’s audit committee for the purposes of such rule. The Board of Directors has found it appropriate, in light of the nature of the Company’s business activities, that the Board of Directors as a whole should deal with the issues that otherwise would be dealt with by a separately-designated audit committee. For more information, see Item 16D, “Exemptions from Listing Standards for Audit Committees”.

Credit Committee

                This Committee is the Board of Directors’ working committee on issues relating to credits and credit decisions. It comprises three Board members and two executive officers.

                The Board members currently sitting on this Committee are Björn Wolrath (Chairman), Helena Levander and Christina Liffner. The President and Credit Management Director were regular Committee members from the Company’s executive management. The Chairman of the Committee receives an annual fee of Skr 38,500 for services in such capacity. Each of the other Committee members, other then the regular members from the Executive Committee, receives annual fees of Skr 27,500. No fees was received by Committee members employed by the Company.

Finance Committee

                This Committee is the working and reference committee on issues relating to the Company’s finance operations.

                The Finance Committee is authorized to decide on borrowing up to a pre-determined amount of risk capital. The Board members currently sitting on this Committee are Björn Wolrath (Chairman), Karin Apelman, Pirkko Juntti and Risto Silander. The President and Chief Financial Officer were regular Committee members from the company’s executive management. The Chairman of the Committee receives an annual fee of Skr 35,000 for services in such capacity. Each of the other Committee members appointed by the Board receives annual fees of Skr 25,000 for such services. No fees are payable to Committee members from the Company’s executive management.

Remuneration Committee

                This Committee is a working committee for issues regarding remuneration and other terms applying to the executive management, and for overall policy issues regarding remuneration and employment terms.

                The Board members currently sitting on this Committee are Björn Wolrath (Chairman), Christina Liffner and Anders Wenström. The President participated in Committee meetings on issues not relating to his own employment terms and acted as secretary of this Committee. No fees are paid to any committee member for services on this committee.

Employee Relations

                During the year, the number of employees averaged 147 (2004: 131, 2003: 124), of which 71 (2004: 62, 2003: 59) were female and 76 (2004: 69, 2003: 65) were male. The number of employees is small in relation to the volume of lending because the number of lending transactions is relatively few and the administration and documentation of credits is in many cases handled by the banks participating in the transactions. The Company has not experienced any strikes or labor disputes and considers its employee relations to be good.

Item 7.                    Major Shareholders and Related Party Transactions

                Under the Company’s Articles of Association, the shares of the Company are divided into Class A and Class B shares, each class having equal voting rights except that the holder of the Class A shares elects four directors and the holder of the Class B shares elects two directors. Under the Articles of Association, holders of shares of the Company have a right of preemption in the event of a transfer of shares of the Company to a person who is not previously a holder of shares of the same class in the Company.

                On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK. The State owns all of the Class A shares and all of the Class B shares.

                The following table sets forth the current share ownership of the Company:

Shareholder	Ownership%	Number of shares

Kingdom of Sweden	Appr. 64.65%	640,000	Class A Shares

Kingdom of Sweden	Appr. 35.35%	350,000	Class B Shares

	100.00%	990,000	Shares

                During the three year period from June 2000 to June 2003 the State held 64.65% of the Company’s voting shares, with the other 35.35% held by ABB Structured Finance Investment AB. Prior to that date, the State held 50 percent of the Company’s voting shares, with the other 50 percent held by major commercial banks in Sweden.

Ownership and governance

                SEK is 100 per cent owned by the Swedish State. SEK’s owner exerts its influence at the company’s general meetings and through representation on the Board of Directors. The representation on the Board of Directors, among other things, satisfies the Swedish State’s requirement of maintaining a good insight into the Company’s operations.

                The governance of SEK is divided between the shareholder, the Board of Directors and the President, in accordance with the Swedish Companies Act, the Articles of Association, and the Board of Directors’ procedural rules. The Board of Directors appoints the President who conducts ongoing management in accordance with the Board of Directors’ guidelines and instructions.

                The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code (“the Code”).

Transactions with Related Parties

                The Company held interest bearing securities issued by the State and entities partially or wholly controlled by the State totaling Skr 1,736.3 million at December 31, 2005 and Skr 1,701.5 million at February 28, 2006. By means of direct guarantees extended by the National Debt Office and by EKN, carrying the full faith and credit of Sweden, 18 percent of the Company’s outstanding loans at December 31, 2005 were supported by the State. In addition, under the S-system the difference between interest revenues, net commission revenues and any foreign exchange gains related to lending, on the one hand, and interest expenses related to borrowing, all financing costs, any foreign exchange losses, on the other hand, are reimbursed by the State. The State pays also compensation to SEK for administering the S-system. See Item 4, “Information on the Company — Lending Operations — General — S-system”. SEK compensates the State for providing Skr 600 million in guarantee fund capital. See Note 6 to Consolidated Financial Statements.

                The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. The Company may also extend export loans (in the form of direct or pass-through loans) to entities related to the State although no such loans were outstanding at December 31, 2005 or at February 28, 2006. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

                See also Note 32 to the Consolidated Financial Statements.

Item 8.                    Financial Information

Consolidated Financial Statements

                See Item 18, “Financial Statements”.

Legal Proceedings

                There are no material pending or, to the Company’s knowledge, threatened legal or governmental proceedings to which the Company is or would be a party or to which any of its property is or would be subject.

Dividend Policy

                SEK’s dividend policy strives to provide SEK’s shareholder with a competitive long-term return on equity consistent with maintaining a risk capital that is well above the regulatory requirements. In connection with the ownership change in 2003 the Swedish State stated that SEK will have a restrictive dividend policy given the decrease of core capital in connection with the ownership change.

Item 9.                    The Offer and Listing

Nature of Trading Market

                The Company’s 2.875% Global Notes due January 26, 2007, 3.50% Global Notes due January 15, 2008, 4% Global Notes due June 15, 2010, all of which are listed on the Luxembourg Stock Exchange, the Company’s 5.721% Redeemable Notes due 2020, which are listed on the New York Stock Exchange, and the Company’s 4.125% Global Notes due October 15, 2008, which are listed on the London Stock Exchange, are the only issues of the Company’s Medium Term Notes, Series B and C (the “Medium Term Notes”) listed on any stock exchange. The Company has applied to list its 4.125% Global Notes due February 17, 2009 on the London Stock Exchange. Other issues of Medium Term Notes are traded in the over-the-counter market.

Item 10.                 Additional Information

Exchange Controls and Other Limitations Affecting Security Holders

                There are currently no Swedish exchange control laws or laws restricting the import or export of capital. No approvals are necessary under Swedish law to enable the Company, at the times and in the manner provided in the Company’s debt securities and the indentures or other instruments pursuant to which such securities have been issued, to acquire and transfer out of Sweden all the amounts necessary to pay in full the principal of and/or interest on such securities, and any additional amounts payable with respect thereto, and no external approval would be required for any form of prepayment of such securities.

                Under Swedish law and the Company’s Articles of Association, there are no limitations on the right of non-resident or foreign owners to hold debt securities issued by the Company.

Memorandum and Articles of Association

                Set forth below is a brief summary of certain significant provisions of the Company’s Articles of Association and Swedish law. This description does not purport to be complete and is qualified by reference to the Articles of Association, which are filed as an exhibit to this Report.

Registration

                The Company’s registry number with the Swedish Company Registry (Sw. bolagsregistret) held by the Swedish Companies Registration Office (Sw. Bolagsverket) is 556084-0315.

Purpose

                Under Article 2 of the Articles of Association, the Company’s objective is to engage in financing activities in accordance with the Financing Business Act (as from July 1, 2004 substituted by the Banking and Financing Act, however without any influence in this context) and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. SEK’s financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) holding of and conduct of trading in securities.

Certain Powers of Directors

                Under the Swedish Companies Act (Sw. Aktiebolagslagen), the Board of Directors is ultimately responsible for the Company’s organization and the management of its affairs.

                A resolution of the Board of Directors requires the approval of a majority of the members of the board. However, the Board of Directors may delegate the authority to borrow and lend funds on behalf of the Company to the President or another employee, acting singly or jointly, provided that such financing transaction does not implicate the fundamental policy of the Company or otherwise is of great significance to the Company. There are no legal requirements on any member of the Board of Directors to own shares in the Company, or to retire at a certain age.

                Although the Articles of Association do not address voting by directors on matters in which they are interested, under the Swedish Companies Act, a director may not take part in the following:

1.       Agreements between a director and the Company;

2.       Agreements between the Company and third parties, where a director has a material interest in the matter that may conflict with the interests of the Company; or

3.       Agreements between the Company and a legal entity that the director himself, or together with someone else, may represent.

                Unless the director, directly or indirectly, through a legal entity, owns all of the shares in the company as issued and, as regards clause 3., where the legal entity contracting with the company as within the same group of companies.

                Under the Companies Act, the Company may not lend funds to shareholders or directors.

                Under Swedish law, the president and at least half of the board members must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Company’s Articles of Association require one year terms. A director may, however, serve any number of consecutive terms. Directors elected at the general meeting of the shareholders may be removed from office by a general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Company’s Articles of Association, one director is elected Chairman of the Board by resolution of the Board (unless elected by the shareholders) at the first meeting following its appointment.

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

                Shareholder’s rights may only be changed by a majority (and in certain cases a qualified majority) of the shares represented at a general meeting of the shareholders. However, all resolutions passed by a general meeting of the shareholders are subject to mandatory provisions of Swedish law, for practical purposes primarily the Swedish Companies Act. In particular, there are rules protecting minority shareholders and there is a general principle that all shares and shareholders shall be treated equally. Further, the Articles of Association of the Company may not be amended without the approval of the Swedish Government.

Annual General Meeting

                The Annual General Meeting is held once a year within six months after the end of the preceding fiscal year. Holders of Class A and Class B shares alternate in electing the Chairman of each Annual General Meeting. Each person entitled to vote at the Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

                Swedish law provides that, in matters other than elections, resolutions are passed by a simple majority of the votes cast, except in certain circumstances provided by law, including:

•	a resolution to amend the Articles of Association requires a majority of at least two-thirds of the votescast as well as at least two-thirds of the shares represented at the meeting;

•

a resolution to amend the Articles of Association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present or represented at the meeting and representing at least nine-tenths of all shares issued; and

•

a resolution to amend the Articles of Association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting, or requiring a company to retain a larger amount of the net profit than required by the Companies Act, or amending shareholders’ rights in a winding-up of the Company, normally requires the approval of shareholders representing at least two- thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

                In elections, the person receiving the most votes is deemed to have been elected.

Swedish Taxation

                The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities that are not considered to be Swedish residents for Swedish tax purposes, if not otherwise stated. The summary is based on the laws of the Kingdom of Sweden as currently in effect. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of double taxation treaties) of acquiring, owning and disposing of debt securities in their particular circumstances.

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

Documents on Display

                The Company files reports and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. Some of the Company’s filings are also available on the SEC’s website at http://www.sec.gov.

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

a. Quantitative Information About Market Risk

                The following presentation of the Company’s market risk in derivative financial instruments is a sensitivity analysis expressing the potential loss in fair values from selected hypothetical changes in market rates and prices. The changes are chosen as to reflect reasonably possible near-term changes in those rates and prices. The changes are not less than ten percent of end of period market rates or prices.

Quantitative information about market risk inherent in derivative financial instruments, other financial instruments, and derivative commodity instruments
		As of December 31,
(Skr million)		2005	2004

Trading	a) Interest Rate Risk	—	—
	Swedish kronor	—	—
	Other currencies	—	—
	b) Foreign Currency Exchange Risk	—	—
	c) Commodity Price Risk	—	—
	d) Other Relevant Market Risk	37.3	29.3

Other Than Trading	a) Interest Rate Risk	47.3	43.9
	Swedish kronor	25.3	28.6
	Other currencies	22.0	15.3
	b) Foreign Currency Exchange Risk	4.4	15.7
	c) Commodity Price Risk	—	—
	d) Other Relevant Market Risk	48.0	27.7

Definitions

Trading Portfolio:

 Other Relevant Market Rate Risk

                The risk category comprises credit spread risks in transactions held for trading. Credit spread risk is defined as the risk arising from market value change that occurs as a result of shifts in the interest margin related to credit spread. The risk is measured as the change in the market value at a certain shift in the credit spread. The changed credit spread used when calculating this risk depends on the risk counterparty’s rating and sector and the maturity of the exposure. Credit spread changes between 5 and 40 basis points have been used.

Other Than Trading:

 Interest Rate Risk

                Interest rate risk is defined as the higher of (i) the parallel-shift interest rate-change risk, calculated based on the assumption of a one percentage point interest rate-change at all maturities, and (ii) the rotation interest rate-change risk, calculated based on the assumption of changes of the interest-rates in different directions at different maturities with half a percentage point. Interest rate risk is calculated for items reported on or off balance sheet.

 Foreign Currency Exchange Risk

                Foreign currency exchange risk is defined as the change in fair values for items reported, on or off balance sheet, which would be the result of a change in the value of the Swedish kronor by ten percent.

 Other Relevant Market Rate Risk

                This risk category comprises basis risk liquidity in different currencies. The risk is defined as risk for differences in an interest base for different currencies if there is a surplus and/or deficit for a certain period. Basis risk is calculated as a present value change in the event of a change of base by a certain number (standard measurement) of basis points. The assumed potential differences in interest base were 5 to 10 basis points depending on foreign exchange currency.

Limitations in the Quantitative Information About Market Risk

                There are limitations on any method for measuring market risk. In particular, some limitations could cause the above sensitivity analysis not to reflect fully the Company’s net market risk exposure. Such limitations include the fact that some instruments are not included in the calculation (see below) and that actual changes in rates and prices under certain specific market conditions could differ materially from assumed reasonably possible near-term changes.

Instruments not included in the calculation

                Perpetual subordinated debt with related hedging transactions, as well as the assets in which shareholders’ funds and untaxed reserves are invested, are excluded from the calculation of these interest rate risks and limits. The volume of perpetual subordinated debt at December 31, 2005, amounted to U.S. $350 million corresponding to Skr 2,783 million. The interest rate risk related to Skr 2,777 million of this volume was hedged with interest rate swaps with maturities between 2019 and 2034.

                All other relevant instruments that have inherent market risk have been included in the calculation. This includes derivative financial instruments, other financial instruments and derivative commodity instruments to the extent such instruments are not derivative financial instruments.

                See also Notes 34, 35, 36 and 37 to the Consolidated Financial Statements for further quantitative disclosures about market risk.

b.             Risk Management

                SEK’s customers often require large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk mitigating measures. Therefore, in order to be able to carry out such transactions, a well-developed risk management is required with the ability to recognize the counterparties and deals that are desirable.

                Risk management requires knowledge and processes that are able to handle previously well-known risks according to well-defined techniques but also are able to identify new risks and manage them by developing new techniques. It is not only in customer financing that risk management skills are decisive for success. For many years SEK’s funding has taken advantage of the market’s various types of risk preferences. By being flexible and accepting new types of structure at an early stage — but also being able to handle the risks— it is possible to satisfy investor demands regarding risk exposure and at the same time obtain financing on favorable terms. A key part of this management is transaction documentation. SEK has for many years been pushing forward the development of documentation techniques through determined quality work.

The aim, focus and objectives of risk management

                As stated above, risk management is a central part of SEK’s business model and activities. Meeting customers’ financing needs does not rely only on efficient and innovative risk management with the transactions themselves. It is equally important to be able to take advantage of market opportunities in order to obtain funding and perform liquidity investment on attractive terms. This in turn provides the basis for favorable conditions for granting credit.

                The focus of risk management is mainly to reduce and limit risks since SEK’s business model implies a transaction volume which is large in relation to the capital base.

                The objective of risk management is to create conditions under which SEK is able to meet the needs of its customers’, particularly regarding financing needs. SEK also wishes to take advantage of business opportunities in such a manner that net risks are at a level that is sustainable in the long term in relation to SEK’s capital base. The aim is to maintain a high credit quality.

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

Methods, approach and procedures

                In order to achieve high quality in risk management it is important to have clear instructions and good technical knowledge to ensure the correct analysis and assessment of the individual counterparty or transaction. In addition to clear instructions and technical expertise, day-to-day work throughout the Company must be permeated with a good risk culture. This is why SEK places great importance on having clear and reliable routines, a clear division of responsibility and competent and skilled employees. SEK also emphasizes ethical and moral issues. Persistent and consistent conduct develops the risk awareness and attitudes of employees. Risk management at SEK involves identifying, analyzing, measuring and reporting exposure to different types of risk. Based on such risk information and with the aid of different techniques, transformation of risk to the risk types and levels that are acceptable and desirable can take place.

                Risk levels are mainly assessed through a combination of exposure measurement (which solely indicates the amount of capital that is exposed to risk) and a qualitative assessment. For certain types of risk some simple standardized risk measurements (which indicate an estimated possible loss based on certain assumptions on the risk in question) are used in addition.

                In recent years SEK has started to develop more quantitative risk measures. This is in line with the general development of methods — both in the academic world and in the commercial business world — and legal requirements. One example of SEK’s progress is a project designed to further improve business management and control. Business management and control is to be based on economic capital distributed on the basis of quantified risks. The project also aims to obtain approval for SEK to use a foundation IRB method when calculating capital requirements for credit risks in accordance with the new capital adequacy regulations, Basle II. The new regulations will come into effect on January 1, 2007. The application was filed with the Swedish Financial Supervisory Authorities in 2005.

Basic Principles for Risk Management

                SEK has developed the following basic principles for risk management, which express the goals of SEK’s risk management culture:

•     SEK will carry out its business in such a manner that SEK is perceived as a first-class counterparty by its business partners

•     SEK will be selective in its acceptance of counterparty exposures in order to ensure high credit quality

•     All SEK’s credit commitments will be fully funded at all times through to maturity

•     SEK will at all times have a capital base that is well in excess of regulatory requirements.

Risks — an overview

                In its business activities SEK is exposed to a number of different risks. These range from credit risks to operational risks. In order to be able to offer customers financing solutions — for the most part in long term financing solutions that promote Swedish export — SEK sometimes carries out transactions that without risk initiating measures would have a higher risk than the Company considers acceptable. In order to be able to carry out these transactions, SEK uses a number of methods to reduce or transform risks to desired levels. The main methods used to reduce or transform risks are derivative instruments and guarantees. This means that SEK’s net risks — although SEK’s gross exposures are considerable — are controlled, limited and relatively small.

                In order to ensure that the inherent gross exposures of a transaction can be transformed in an effective and controlled manner, SEK has developed clear guidelines for which gross risks can be accepted and which risk modification techniques can be used.

The following risk categories are especially important for SEK:

•     For assets, credit-related counterparty risk is the largest risk, which is limited through a strict selection of counterparties and managed, among other things, by the use of guarantees and credit derivatives.

•     Market risks arise in transactions that contain embedded derivatives and as a result of liabilities and assets being denominated in different currencies and having different interest rate terms. SEK generally hedges exposures against market risks attributable to embedded derivatives.

•     Interest rate risks are managed at an individual contract level and at a total portfolio level, restricted by limits set by the Board of Directors.

•     Currency risks are minimized by matching assets and liabilities in terms of currency. The remaining currency risk, which is limited, arises in the net interest income that is continuously generated in foreign currency.

•     Market-related counterparty risks arise when derivative instruments are used to manage risks. In order to limit this risk, SEK enters such transactions solely with counterparties which it considers to have a high credit quality. A further reduction of risk is achieved by SEK seeking to obtain collateral or mark-to-market agreements — which means that the highest permitted risk level, regardless of any market value changes that may occur, is set in advance — from their counterparties before entering into derivative contracts.

•     Operational risks. Since SEK’s transactions often have long maturities and a high level of complexity, SEK has high demands on systems, processes and employees in order to minimize operational risk. The extensive risk management conducted by SEK is often complicated and therefore leads to additional operational risk that is minimized in a corresponding manner. There is also a risk that SEK’s reputation will be damaged if the Company fails to comply with current legislation and best practice or in another manner fails to meet its commitments, even those that are not explicit. Such risks are reduced through active efforts relating to risk culture, compliance with regulations and corporate governance.

In the table development over time of SEK’s available funds certain simplifying assumptions is made the most important being that shareholders’ funds as of December 31, 2005, will remain unchanged over time.

Risk matrix

                SEK’s risk management primarily involves using various techniques to transform gross exposures into net risks that are at a level acceptable to SEK. The matrix below describes the risk management techniques used for SEK’s most significant risk categories.

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK

Credit-related counterparty risk (See also, Note 33)
Some of SEK’s credits are granted to parties that have a lower credit quality and therefore higher risk than that to which SEK wishes to be exposed. This applies to a large extent to export credits where the ability to provide financing is a key competitive tool for the supplier. Even in cases where customers have a good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial.

• Most of the counterparties against whom SEK accepts exposure are rated by one or more recognized international rating agencies. SEK requires that all SEK’s counterparties are rated. SEK therefore has an internal rating system which it has developed as a complement to external ratings. In order to be able to keep credit risks at the desired level, SEK normally uses various types of guarantees. For export credits, where the borrower often has a weak credit quality, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid excessive

• The net risk is limited mainly to counterparties with very good credit quality. In many cases there are several guarantors for one and the same exposure. The net risk for an exposure with several guarantors will be considerably lower than the risk would have been against an individual counterparty. In cases where credit derivatives are used for transformation of a gross risk, the net exposure in the event of a gradual deterioration of the borrower’s credit quality will gradually decrease. This is done through the collateral adjustment that covers a change in market

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK (Cont.)

exposure, SEK may need risk coverage even in cases where customers have a good credit quality if their financing requirements are substantial. In such cases credit derivatives are normally used. The counterparty risks in credit derivative contracts are controlled and managed usually through ISDA agreements with a collateral or mark-to-market supplement.

value above a certain set level.

Market-related counterparty risk (See also, Note 33)
Various derivative instruments such as swaps, forward contracts and options are used to limit and reduce risks. The value of these can be considerable in the event of market changes particularly for contracts with long maturities. This gives rise to a market-related counterparty risk where realization of the value of such contracts depends on the counterparty’s ability to meet its obligations throughout the entire contract period.

• In order to keep counterparty risks at a controlled and acceptable level SEK carefully chooses counterparties which it considers to have a high credit quality for derivative transactions. To further reduce these risks, SEK strives to obtain collateral or mark-to-market agreements — which means that the highest permitted risk level, regardless of market value changes that may occur, are decided in advance — from their counterparties before entering into a derivative contract.

• The combination of a careful choice of counterparties and collateral agreements leads to a limited net risk. All exposures related to market-related counterparty risk must be contained within set counterparty limits.

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK (Cont.)

Market risks—Interest rates (See also, Note 34)
In order to be able to offer credits — often with complicated disbursement and repayment structures — with fixed interest at attractive terms, it is cost efficient for SEK to take some interest rate risk. SEK’s borrowing is also often made at fixed interest rates. SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which lead to interest rate risk.

• SEK uses various techniques for measuring and managing interest rate risks which are designed to give a clear picture and good control of these risks. Using different derivatives, the original interest rate risks in assets and liabilities are normally transformed from long to short fixed interest terms in currencies with well functioning markets. EUR, USD and Skr are preferably used.

• The net risk is limited. To the extent derivatives are used to manage interest rate risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks—Currencies (See also, Note 34)
SEK’s granting of credits and a large proportion of its borrowing can take place in the currency of the borrower’s and investor’s respective choices. It is therefore seldom that borrowing and lending are made in the same currency and therefore directly balance each other. Liquidity investments and some borrowing may, to the extent that market conditions allow, be made in the currencies SEK chooses in order to match assets and liabilities.

• Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. Currency exposure in addition to this arises in the net interest income that is continuously generated in foreign currency. This is hedged regularly in order to minimize risks.

• The net risk only comprises an accrued net interest income in foreign currency, that is hedged regularly, which results in low risk. To the extent derivatives are used to handle currency risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks—Credit spreads (See also, Note 34)
SEK has a trading portfolio in whose holdings are market valued with regard to changes in the interest rate margin which the market requires to compensate for the credit risk.

• SEK regularly market values the holdings in the trading portfolio. Risk is measured as the change in market value at a specific change of credit spread. The size of the change in the risk calculation depends on the risk counterparty’s rating and sector and the maturity of the exposure. Holdings must have high liquidity.

• SEK limits the holding in this portfolio to issuers with good credit quality in selected sectors. Taken overall, the portfolio comprises liquid assets with a controlled risk that is measured in clearly defined risk measurements.

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK (Cont.)

Market risks—Other markets (See also, Note 34)
A large portion of SEK’s funding is carried out on terms that are adapted to investor requirements for exposure to different risks. Such adjustments provide exposure not only against credit risk but also changes in different market prices and other market-related variables. These adjustments result in funding transactions that contain embedded derivatives. The risk in these derivatives must be managed to avoid undesirable exposures for SEK.

• Unwanted market risks in embedded derivatives are hedged by SEK by using free-standing derivative contracts with offsetting risk profiles.

• Generally, SEK does not have any net exposure to other types of risk than interest rate, currency and credit risks. The derivatives used for hedging of undesired market risks result in a market-related counterparty risk against counterparties in the derivative transactions.

Funding and Liquidity risks (See also, Note 35)
SEK’s customers demand credits in different currencies and with different maturities. Maturities are often long. In order to avoid funding risk, it is SEK’s policy that all credit commitments must be funded until maturity. A limited liquidity risk exists however in the management of SEK’s liquidity.

• All credit commitments are funded through out their entire maturity. Surplus borrowing is invested in assets with good credit quality and high liquidity. SEK also has a strict policy for liquidity risk in its short-term liquidity management. This policy includes requirements for backup facilities.

• SEK has overall a very limited and well controlled funding and liquidity risk.

Operational risks (See also, Note 36)
SEK’s transactions often have long maturities and a high degree of complexity which create operational risks. The extensive risk management carried out by SEK for different types of risk is often complicated and therefore leads to additional operational risk.

• SEK places great importance on developing structural capital by having clear and reliable routines, a clear division of responsibility, competent and knowledgeable employees and good systems support. SEK also conducts determined work on ethical and moral issues. Persistent and consistent conduct develops the risk awareness and attitudes of employees.

• Operational risk exists in all operations and can never be totally avoided. Through consistent quality assurance work operational risks are kept at a controlled, acceptable level.

Item 12.                 Description of Securities Other than Equity Securities

                Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

                None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

                None.

Item 15.                 Controls and Procedures

                The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the President, the Chief Financial Officer and the Chief Accounting Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the President, the Chief Financial Officer and the Chief Accounting Officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective.

                There has been no change in the Company’s internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert

                The Company currently does not have a separately-designated audit committee. Accordingly, for purposes of the Sarbanes-Oxley Act of 2002, the entire Board of Directors serves as the audit committee. While certain members of the Board of Directors have varying degrees of financial and accounting experience, the Board has not concluded that any of its members is an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

                In this context, it should be noted that the Company is under the supervision of the Swedish Financial Supervisory Authority. In addition to the auditors elected by the Annual General Meeting, the Swedish Financial Supervisory Authority appoints an independent accountant to audit on its behalf the Company’s financial statements. Furthermore, the Swedish National Audit Office (Riksrevisionen) has a right, but not an obligation, to appoint auditors of companies wholly-owned by State and for years since 2004 has appointed members of its staff to audit the Company. Accordingly, the Company believes that there is a meaningful independent review of its financial statements beyond that performed by the independent auditors elected by the Annual General Meeting.

Item 16B.              Code of Ethics

                The Company has in place ethical guidelines that apply to all employees including all executive officers. The guidelines are consistent with and also in some aspects more restrictive than Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

—  honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships; and

—  compliance with applicable governmental laws, rules and regulations.

                Although these ethical guidelines do not meet the definition of “code of ethics” in the regulations adopted pursuant to the Sarbanes-Oxley Act of 2002, primarily because they do not specifically address matters relating to the Company’s disclosure in reports and documents filed with the SEC and in other public communications, the Company believes that its ethical guidelines are sufficient for their stated purpose and to comply with Swedish regulations and guidelines.

Item 16C.              Principal Accountant Fees and Services

                The following table sets forth for the years ending December 31, 2005 and 2004, the costs related to aggregate fees by the principal independent auditors, KPMG.

Aggregated fees billed by the Company’s independent auditors by category
(Skr million)

	2005	2004
Audit fee	7.6	7.8
Audit-related fee	0.1	0.4
Tax fee	0.2	0.3
All other fee	1.9	3.6
	9.8	12.1

                “Audit fee” comprises the aggregate fees in relation with audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of debt. “Audit-related fee” comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. “Tax fee” comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. “All other fees” comprises fees mainly related to consultation and assistance provided in connection with the Company´s preparation for adoption of International Financial Reporting Standards as described in Note 1 to the Consolidated Financial Statements.

Item 16D.              Exemption from the listing standards for Audit Committees

                As described in further detail in Item 6 “Directors, Senior Management and Employees”, the Board of Directors comprises the Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. Each of the members of the Board of Directors is a representative or designee of the Swedish State. The Swedish State is an affiliate (sole shareholder) of the Company. However, no member of the Board of Directors is an executive officer of the Company. Thus, although no member of the Board of Directors satisfies the non-affiliate prong of the independence standard for audit committee members described in Rule 10A-3(b)(1) (ii) (B) under the Securities Exchange Act of 1934, the Company relies, as to each member of the Board of Directors, on the exemption from this prong for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E). The Company does not believe that its reliance on the above exemption materially adversely affects the ability of the Company’s Board of Directors, in its role as audit committee, to act independently and to satisfy its duties.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

                Not applicable.

PART III

Item 17.                 Financial Statements

                Not applicable.

Item 18.                 Financial Statements

                The Company’s consolidated and parent company financial statements for the fiscal year ended December 31, 2005, prepared in accordance with Item 18 of Form 20-F, begin on page F-1 of this Report.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Consolidated and Parent Company Statements of Income	F-2
Statement of Income of the S-system	F-2
Consolidated and Parent Company Balance Sheets	F-3
Consolidated and Parent Company Statements of Cash Flows	F-4
Notes to the Consolidated Financial Statements	F-5

Item 19.                 Exhibits

Exhibits

                Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on May 27, 2004, file no. 1-8382).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company National Association (as successor in interest to the First National Bank of Chicago), as trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Registrant’s Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).

2.2

First Supplemental Indenture dated as of June 2, 2004 between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(b) to the Registrant’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006 and incorporated herein by reference).

2.3

Second Supplemental Indenture, dated as of January 30, 2006, between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(c) to the Registrant’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006, and incorporated herein by reference).

2.4

Fiscal Agency Agreement dated July 21, 2005 relating to up to Euro 25,000,000,000 aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

2.5

Deed of Covenant dated July 21, 2005 relating to up to Euro 25,000,000,000 aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

2.6

Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company’s U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.3 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).

2.7

Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company’s U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.4 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).

2.8

Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation). (Filed as Exhibit 2.5 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed by the Company on April 28, 2004 and incorporated by reference herein).

7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles.

7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles.

8.1	Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB and SEK Financial Services AB, each of which is incorporated in Sweden.

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2005 and 2004, and the related consolidated and parent company statements of income and of cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of operations and of cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with generally accepted accounting principles in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

KPMG Bohlins AB

By	/s/ Anders Linér
Anders Linér
Authorized Public Accountant

Stockholm, Sweden

March 9, 2006 except Note 32 and

Note 38 which are as of April 3, 2006

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF INCOME

INCOME STATEMENTS

	2005		2004		2003
SEK (exclusive of the S-system) (Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company

Interest revenues	5,946.7	5,949.5	5,055.4	5,058.2	4,432.9	4,438.5
Interest expenses	(5,187.6)	(5,187.8)	(4,253.7)	(4,253.9)	(3,675.4)	(3,675.5)

Net interest revenues (Note 4, 5)	759.1	761.7	801.7	804.3	757.5	763.0
Commissions earned (Note 6)	14.0	4.4	15.9	6.9	13.0	9.1
Commissions incurred (Note 6)	(30.8)	(30.0)	(17.2)	(17.3)	(17.1)	(17.1)
Remuneration from the S-system	22.8	22.8	17.9	17.9	29.7	29.7
Net results of financial transactions (Note 7, 8)	1.4	1.4	5.3	5.4	11.7	11.7
Other operating income (Note 9)	0.5	2.8	0.3	1.4	6.4	7.6
Administrative expenses (Note 10)	(238.4)	(230.9)	(230.3)	(227.4)	(189.5)	(191.9)
Depreciations of non-financial assets (Note 11, 12, 13)	(29.7)	(27.4)	(26.4)	(24.2)	(15.5)	(13.4)
Other operating expenses (Note 9)	(0.8)	(0.1)	(0.7)	(0.1)	(0.9)	0.0
Recovered credit loss (Note 14)	—	—	45.3	45.3	—	—
Operating profit	498.1	504.7	611.8	612.2	595.3	598.7

Changes in untaxed reserves (Note 16)	n.a.	11.1	n.a.	9.9	n.a.	15.4

Taxes (Note 17)	(151.2)	(155.5)	(172.2)	(174.5)	(167.8)	(172.5)

NET PROFIT FOR THE YEAR	346.9	360.3	439.6	447.6	427.5	441.6

Earnings per share, Skr	350		444		432

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	2005	2004	2003

Interest revenues	384.8	384.1	443.4
Interest expenses	(335.9)	(350.2)	(510.9)

Net interest revenues (Note 4, 5)	48.9	33.9	(67.5)
Remuneration to SEK	(22.8)	(17.9)	(29.7)
Foreign exchange effects (Note 7)	(3.3)	2.9	7.4
Reimbursement from (+) to (-) the State	(22.8)	(18.9)	89.8
NET	0.0	0.0	0.0

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2005			December 31, 2004
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	—
Treasuries/government bonds (Note 19)	1,902.6	1,902.6	—	2,709.3	2,709.3	59.7
of which current assets	(1,607.9)	(1,607.9)	(—)	(2,436.4)	(2,436.4)	(59.7)
of which fixed assets	(294.7)	(294.7)	—	(272.9)	(272.9)	—
Credits to credit institutions (Note 18)	11,963.8	12,009.9	4,496.5	12,773.9	12,771.2	3,196.5
Credits to the public (Note 18)	31,429.6	31,429.6	5,854.9	19,948.4	19,948.4	3,551.0
Other interest-bearing securities (Note 19)	147,436.9	147,436.9	—	115,279.2	115,279.2	—
of which current assets	(109,807.3)	(109,807.3)	—	(84,150.1)	(84,150.1)	—
of which fixed assets	(37,629.6)	(37,629.6)	—	(31,129.1)	(31,129.1)	—
of which credits	(37,206.8)	(37,206.8)	—	(31,106.2)	(31,106.2)	—
Shares in subsidiaries (Note 20)	n.a.	118.6	—	n.a.	118.5	—
Non-financial assets (Note 11, 12, 13)	192.0	78.4	—	215.7	101.8	—
Other assets (Note 21)	10,564.3	10,577.7	1.2	7,676.7	7,752.7	0.9
Prepaid expenses and accrued revenues (Note 22)	4,004.0	4,003.2	148.7	3,463.0	3,462.9	104.1

Total assets	207,493.2	207,556.9	10,501.3	162,066.2	162,144.0	6,912.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions (Note 23)	563.6	573.6	2.3	700.9	710.9	1.5
Borrowing from the public (Note 23)	74.9	77.8	—	81.1	86.0	—
Senior securities issued (Note 23)	187,820.1	187,820.1	275.3	140,348.6	140,348.6	524.7
Other liabilities (Note 24)	7,773.9	7,798.6	87.6	11,177.6	11,218.5	103.8
Lending/(borrowing) between SEK and the S-system	—	—	9,978.8	—	—	6,170.9
Accrued expenses and prepaid revenues (Note 25)	3,879.3	3,878.4	157.3	3,210.1	3,207.6	111.3
Allocations (Note 26)	387.8	17.1	—	391.4	17.6	—
Subordinated securities issued (Note 27)	3,254.9	3,254.9	—	2,764.7	2,764.7	—

Total liabilities and allocations	203,754.5	203,420.5	10,501.3	158,674.4	158,353.9	6,912.2

Untaxed reserves (Note 16)	n.a.	1,323.6	—	n.a.	1,334.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,165.6	212.1	—	1,170.8	209.4	—

Total non-distributable capital	2,155.6	1,202.1	—	2,160.8	1,199.4	—

Profit carried forward	1,236.2	1,250.4	—	791.4	808.5	—
Net profit for the year	346.9	360.3	—	439.6	447.6	—

Total distributable capital	1,583.1	1,610.7	—	1,231.0	1,256.1	—

Total shareholders’ funds (Note 28)	3,738.7	2,812.8	—	3,391.8	2,455.5	—

Total liabilities, allocations and shareholders’ funds	207,493.2	207,556.9	10,501.3	162,066.2	162,144.0	6,912.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities (Note 1 (l)). subject to lending	27.3	27.3	—	98.5	98.5	—

CONTINGENT LIABILITIES (Note 29)	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits (Note 29)	15,114.1	15,114.1	9,066.7	16,352.6	16,352.6	10,225.6

Statement of Changes in Shareholder’s Funds

Consolidated Group
(Skr million)	2005	2004
Opening Balance	3,391.8	2,952.2
Dividend paid	—	—
Net profit for the year	346.9	439.6
Closing balance of shareholders’ funds (note 28)	3,738.7	3,391.8

See accompanying notes to the consolidated financial statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005		2004		2003
(A) (Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company

CASH FLOWS FROM OPERATING ACTIVITIES

Net profit for the year	346.9	360.3	439.6	447.6	427.5	441.6
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	-11.1	n.a	-9.9	n.a	-15.4
Increase(+)/decrease(-) in deferred taxes	-3.1	—	-2.7	—	-4.3	—
Depreciations	29.7	27.4	26.4	24.2	15.5	13.4
Decrease(+)/increase(-) in prepaid expenses and accrued revenues	-541.0	-540.4	-71.6	-71.6	8.0	8.0
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	669.2	670.9	301.4	299.3	-80.1	-80.0
Decrease(+)/increase(-) in derivative instruments with positive or negative values	-4,298.2	-4,298.2	955.5	955.5	-2,342.3	-2,342.3
Other changes - net	-1,993.3	-1,950.0	244.0	246.8	-1,378.7	-1,380.5
Disbursements of credits (B)	-20,980.6	-20,980.6	-11,458.6	-11,458.6	-9,953.8	-9,953.8
Repayments of credits, including effects of currency translations	6,878.0	6,878.0	14,396.4	14,396.4	17,333.7	17,333.7
Net increase(-)/decrease(+) in bonds and securities held (C)	-31,351.0	-31,350.9	-18,231.4	-18,231.4	-14,354.8	-14,354.9
Other changes related to credits - net (B)	3,431.4	3,382.6	5,111.9	5,112.7	-9,119.0	-9,128.3

NET CASH USED IN(-)/PROVIDED BY(+) OPERATING ACTIVITIES	-47,812.0	-47,812.0	-8,289.1	-8,289.0	-19,448.3	-19,458.5

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures	-6.0	-4.1	-40.3	-45.3	-39.3	-39.3

NET CASH USED IN(-)/PROVIDED BY(+) INVESTING ACTIVITIES	-6.0	-4.1	-40.3	-45.3	-39.3	-39.3

CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease (-)/increase (+) in originally short-term debt	10,381.8	10,381.8	908.1	908.1	-5,972.9	-5,972.9
Proceeds from issuance of long-term senior debt	52,343.0	52,343.0	38,802.9	38,802.9	61,929.3	61,929.3
Proceeds from issuance of long-term subordinated debt	471.9	471.9	0.0	0.0	2,546.3	2,546.3
Repayments of long-term senior subordinated debt	-471.9	-471.9	0.0	0.0	-1,765.0	-1,765.0
Adjustment of long-term subordinated debt due to currency translations	490.2	490.2	-236.3	-236.3	-4.9	-4.9
Repayments of long-term senior debt, including effects of currency translations	-17,514.8	-17,516.7	-33,054.6	-33,049.7	-48,742.6	-48,732.4
Dividend paid	0.0	0.0	0.0	0.0	-1,240.0	-1,240.0
Own long-term debt repurchased, net change	2,117.8	2,117.8	1,909.3	1,909.3	12,737.4	12,737.4

NET CASH USED IN(-)/PROVIDED BY(+) FINANCING ACTIVITIES	47,818.0	47,816.1	8,329.4	8,334.3	19,487.6	19,497.8

Net decrease(-)increase(+) in cash and cash equivalents	0.0	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period (B)	0.0	0.0	0.0	0.0	0.0	0.0

(A)   The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council’s recommendation number 7 — Accounting Recommendation for Cash Flows.

(B)   Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes - net. The amount of deposits with banks at December 31, 2005 was Skr 936.1 million (2004: 4,382.6, 2003: 9,494.5). Such amounts are not included in the amounts of Cash in hand on the balance sheet.

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

Swedish Financial Supervisory Authority’s regulations regarding Annual Reports

This annual report has been prepared in compliance with regulations of the Swedish Financial Supervisory Authority regarding annual reports for Credit Institutions and Securities Companies and the Swedish Financial Accounting Standards Council’s recommendations.

Introductory Note

The Parent Company compared with the Consolidated Group

The Company reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

The Consolidated Group (the “Consolidated Group” or the “Group”) comprises AB Svensk Exportkredit ( “SEK” or the “Parent Company”) and its wholly-owned subsidiaries AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB (previously SEK Advisory Services AB), and SEK Financial Services AB (the “Subsidiaries”).  AB SEKTIONEN’s most material asset is its building, serving as SEK’s headquarters, and SEKTIONEN does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Financial Advisors AB and SEK Financial Services AB objective is to engage in advisory services. SEK Financial Services AB was established in 2005 and did not conduct any business by year-end.

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

The regulations include, among other things, specific rules for “hedge accounting” which enables reporting based on consistent valuation principles for financial assets and financial liabilities that are acquired to hedge the holder against unfavorable changes in the net values of such assets and liabilities. Hedge accounting  was also applied in previous years.

Implementation of International Financial Reporting Standards

According to an EU regulation, the consolidated financial statements of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from

January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing this EU-regulation incorporates this facility, and because SEK has issued listed debt securities, but not listed equity instruments in a regulated market within the EU, its adoption of IFRS will not be compulsory until January 1, 2007. The financial year 2006 will be the comparative year, and therefore, the opening balance for IFRS will be as of January 1, 2006.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 (and when endorsed by EU IFRS 7) as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress since 2004.  The rules contained in IAS 39 and final EU endorsements of different sections of IAS 39 have continued to develop during the major part of 2005. SEK is carefully monitoring current developments within IASB and the legislative bodies. The conversion project is evaluating which methods for hedge accounting or other accounting treatment that may be used in accordance with IAS 39 would best present a true and fair view of SEK’s economic hedging activities.

The main conversion activities in SEK that are related to the application of IAS 39 are (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economic hedges according to IAS 39, one of the two alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss (Fair Value Option, FVO).

There are disadvantages with both alternatives, with regards to the ability to show a true and fair view of the economic effect of the hedging activities. FVHA is complicated to apply on all hedges, especially on hedges including compound derivatives hedging both interest rate and foreign exchange risk at the same time. Furthermore, hedge documentation and effectiveness testing is subject to detailed rules which for some transactions might lead to an inability to apply hedge accounting. This could result in measuring hedging instruments (derivatives) at fair value and hedged items at amortized costs which will have a misleading effect on profit or loss and equity. FVO, on the other hand, requires measurement of full fair value on hedged items, meaning that credit spread volatility in, for example, the loan portfolio and on issued debt would affect profit or loss. This could under certain circumstances cause substantial volatility in profit or loss not relevant for the underlying business. Furthermore, FVO can only be applied at initial recognition, which could in certain cases be a major disadvantage.

SEK has chosen a hedging strategy for most of its financial instruments outstanding as of January 1, 2006, and classified financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. For the liabilities there are only two categories: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value. With regard to financial assets, the category loans and receivables will be a main category for SEK. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will be classified mainly as available-for-sale securities. As for senior securities issued, a major part will be classified as other liabilities and mainly be subject to FVHA. Of senior securities issued a minor part will be classified as financial liabilities at fair value through profit or loss. Subordinated debt will be classified as other liabilities and mainly be subject to FVHA.

No quantitative impact studies have been finalized.

The following accounting policies have been applied:

(a)           Consolidation.  The consolidated financial statements have been drawn up in accordance with the Swedish Financial Accounting Standards Council’s recommendation number 1:00, Consolidated Accounts, based on the purchase method.

No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are presented as (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of “allocations”. Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation “n.a.” has been used.

(b)           The State-supported system (“S-system”).  SEK administers, against compensation, the state’s export credit support system, and the state’s tied aid credit program (the “S-system”). Pursuant to agreements between SEK and the State, the State reimburses all interest differentials, financing costs and net foreign exchange losses under the S-system while any credits or borrowings remain outstanding. These settlements are every three months in arrears. Claims for reimbursement from the state (and liabilities for reimbursement to the state) are reported as “Other Assets — Due from the state” (see also Note 21) until settled.

Results in the S-System by Type of Credit

	CIRR credits			Concessionary credits			Net result for S-system
(Skr million)	2005	2004	2003	2005	2004	2003	2005	2004	2003

Interest Revenues/(expenses)	135.9	155.4	134.3	(87.0)	(121.6)	(201.8)	48.9	33.9	(67.5)
Remuneration to SEK	(19.3)	(13.0)	(21.7)	(3.5)	(4.8)	(8.0)	(22.8)	(17.9)	(29.7)
Foreign exchange differences	(3.3)	2.9	7.4	—	—	—	(3.3)	2.9	7.4
Total	113.3	145.3	120.0	(90.5)	(126.4)	(209.8)	22.8	18.9	(89.8)

(c)           S-system statements. Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

                For Balance Sheets, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance sheets columns headed  “Of which S-system”, which state the S-system items separately.

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

(g)           Current and fixed financial assets. Financial assets are classified as “current financial assets” or “fixed financial assets”. Fixed financial assets are assets which the Company has the intention and ability to hold to maturity. Current financial assets are all financial assets other than fixed assets.

(h)           Untaxed reserves.  In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

(i)            Currency translation.  Assets and liabilities in foreign currencies have been translated to Swedish kronor at the year-end exchange rates (see Note 2). Currency exchange effects are included as one component of “net results of financial transactions”.

Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

(j)            Securities.   The following principles have been applied with regard to interest-bearing securities (“securities” or “interest-bearing securities”):

Securities that are financially managed to provide the company with market interest earnings on the investment of its equity, with the intention of retention until maturity (securities classified as held-to-maturity securities), are classified as fixed financial assets in the Balance Sheet and reported at amortized cost.

Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, and aimed to be held to maturity (“held-to-maturity account securities”), are reported on the balance sheet as one component of securities classified as fixed financial assets and reported at amortized cost.

Securities included in interest-rate and currency-exchange-rate hedged transactions (“hedge account securities”) are classified as current financial assets and reported — in accordance with the hedge accounting rules — at amortized cost. Hedge account securities are offset by other financial instruments, mostly derivatives or liabilities, with matching principal or notional amounts, interest rates and currencies, so that the Company’s exposure to changes in net values of such securities due to movements in interest and exchange rates is hedged.

It is the Company’s policy to manage investing and funding activities to minimize potential fair value exposure to movements in interest and currency exchange rates. In accordance with this policy, the

Company may on a limited basis invest in non-hedged securities to be reported at market value. Securities in the Trading Portfolio (securities classified as held-for-trading securities) as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. The difference between market value and amortized cost (unrealized net gains or losses) of securities classified as held-for-trading is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority’s regulations.

Gains and losses realized in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as applicable, while gains and losses in connection with sales of other securities are reported as a component of net results of financial transactions. Such amortized gains or losses are not at present a material component of assets and liabilities.

The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) “treasuries, etc., eligible for refinancing with central banks”, and  (ii)  “other interest-bearing securities”. SEK has no legal right to refinance any securities with the Swedish Central Bank. SEK has, therefore, determined to instead use the term “treasuries/government bonds”. All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to “treasuries/government bonds” and to “other interest-bearing securities”.

(k)           Deposits.  Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of “credits to credit institutions”.

(l)            Repurchase agreements and bond lending.  Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties will — although not formally representing collateral — be reported under the heading “collateral provided”.

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

(n)           Provisions for probable credit losses.  Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2005. There has been no need to make any provision in groups for individually valued claims.

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

(p)           Reacquired debt.  SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenure of the instrument.

(q)           Derivative instruments.  In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, for the purpose of hedging or eliminating SEK’s interest-rate and currency-exchange-rate exposures.

                Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

                Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of “other assets” or “other liabilities”, as the case may be. The amounts included in “other assets” or “other liabilities”, related to such instruments, only reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

                Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority’s regulations.

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

                Swedish Financial Accounting Standards RR 29, Remuneration to Employees, which is based on IAS 19 Employee benefits, has been applied. The standard includes, among other things, how to account for and provide information on remuneration in the form of pension commitments. This standard also stipulates defined-benefit accounting for arrangements with multi-employer plans, provided sufficient information is available for the Company to account for its proportionate share of such defined-benefit obligations, to plan assets and costs associated with such plan. However, this information is not yet available for the Company. The application of RR 29 did not have any material effect on this annual report.

(s)           Intangible assets. Swedish Financial Accounting Standards RR15, Intangible Assets, has been applied on the capitalized portion of investments in IT-system which includes expenses considered to relate to the intangible asset, such as consulting fees and expenses for Company personnel contributing to producing such intangible asset.

(t)            Income tax. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is expected to be payable on taxable income for the financial year, and due to tax regulation from the financial year 2005, with the addition of certain tax costs related to the holding of untaxed reserves.  Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

(u)           Certain references.  In certain cases, references are made in the “Notes to the Consolidated Financial Statements,” to information included in other sections of this report. Such information shall be deemed to be included herein by reference.

Note 2. Currency exchange rates

Assets, liabilities and off-balance sheet contracts denominated in foreign currencies (i.e., other currencies than Swedish kronor) have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

The relevant exchange rates for the currencies representing the largest portions of SEK’s in the balance sheet reported net assets and liabilities were the following (expressed in Swedish kronor per unit of each foreign currency):

	2005		2004		2003
Currency	Exchange rate	Portion at year-end, %	Exchange rate	Portion at year-end, %	Exchange rate	Portion at year-end, %

USD	7.9525	46.0	6.6125	23.7	7.275	28.1
EUR	9.43	26.4	9.007	41.8	9.094	29.9
JPY	0.0678	8.7	0.06375	13.1	0.068	15.9
SKR	1	8.0	1	10.8	1	12.4
AUD	5.8325	3.5	5.12	3.6	5.4325	5.1
CAD	6.84	1.6	5.46	1.1	5.5575	1.1
Others	—	5.8	—	5.9	—	7.5

Note 3. Assets, liabilities and off-balance sheet contracts denominated in foreign currencies

Assets, liabilities and off-balance sheet contracts denominated in foreign currencies are included in the total amount of assets, liabilities and off-balance sheet contracts reported by the following amounts (expressed in millions of Swedish kronor).

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total assets	207,493.2	207,556.9	10,501.3	162,066.2	162,144.0	6,912.2
Of which denominated in foreign currencies	180,552.9	180,533.7	10,337.1	137,179.6	137,177.5	6,584.6
Total liabilities	203,754.5	203,420.5	10,501.3	158,674.4	158,353.9	6,912.2
Of which denominated in foreign currencies	180,514.9	180,497.4	10,332.9	137,008.8	137,009.1	6,573.7

	2005		2004
	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Total nominal amount of off-balance sheet contracts and commitments	382,472.5	382,472.5	302,273.2	302,273.2
Of which denominated in foreign currencies	361,499.3	361,499.3	281,803.5	281,803.5

In the case of off-balance sheet contracts, individual such contracts that include both an asset-constituent and a liability-constituent have been included in the category “Of which denominated in foreign currencies” if at least one constituent of the contract is denominated in a foreign currency. Although large gross amounts of assets and liabilities are denominated in foreign currencies, only limited net currency exchange exposures are allowed under SEK’s policy with regard to foreign currency exposures. See Note 34.

If the translation from foreign currencies to Swedish kronor had been made at the year-end 2005 at translation rates applicable at year-end 2004, the volume of total assets at the end of year 2005 would have been Skr 195.0 billion, i.e., Skr 12.5 billion less than actually reported. Of that amount, Skr 5.0 billion relates to lending and Skr 7.5 billion relates to interest-bearing securities.

Note 4. Net interest revenues

	2005			2004			2003
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Interest revenues were related to:
Credits to credit institutions	300.1	300.1	182.2	188.5	188.4	181.2	381.0	380.8	282.5
Credits to the public	657.1	657.1	165.3	584.7	584.7	148.8	722.5	722.5	142.8
Interest-bearing securities	4,696.9	4,696.8	0.7	4,133.1	4,133.1	5.9	3,296.6	3,296.6	6.4
Other items	292.6	295.5	36.6	149.1	152.0	48.2	32.9	38.7	11.8
Total interest revenues	5,946.7	5,949.5	384.8	5,055.4	5,058.2	384.1	4,432.9	4,438.5	443.4

Interest expenses were related to:
Borrowings from credit institutions	37.1	37.3	0.0	34.2	34.4	0.0	40.3	40.4	128.8
Borrowings from the public	1.3	1.3	0.0	1.0	1.0	0.0	2.7	2.7	0.0
Senior securities issued	7,211.5	7,211.5	21.7	5,504.2	5,504.2	92.0	4,303.3	4,303.4	135.4
Subordinated securities issued	150.6	150.6	0.0	170.6	170.6	0.0	168.3	168.2	-
Derivative instruments	-2,294.5	-2,294.5	53.9	-1,523.9	-1,523.9	132.6	-836.7	-836.7	244.1
Other items	81.6	81.6	260.3	67.6	67.6	125.6	-2.5	-2.5	2.6
Total interest expenses	5,187.6	5,187.8	335.9	4,253.7	4,253.9	350.2	3,675.4	3,675.5	510.9

Net interest revenues	759.1	761.7	48.9	801.7	804.3	33.9	757.5	763.0	-67.5

SEK’s policy with regard to counterparty exposures states that SEK will be selective in accepting counterparty exposures. See Note 33.

The average interest-rate on credits outstanding under the category “credits to the public” at year-end was 3.2 percent (2004: 3.4, 2003: 3.2) and 4.2 percent (2004: 3.7, 2003: 3.9) under the S-system. It should be noted that such interest-rates represent aggregated information related to fixed-rate as well as floating-rate credits denominated in varying currencies with varying maturities.

Net interest revenues include Skr 0.6 million of net earnings related to financial leasing objects. See also Note 18.

Note 5. Interest-rate exposures

SEK’s policy with regard to interest-rate exposures is described in Note 34.

Note 6. Net commission revenues

	2005			2004			2003
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Commissions earned were related to:
Financial consultant commissions	6.9	—	—	6.1	5.0	—	7.2	7.2	—
Other commissions earned	1.7	1.7	—	1.9	1.9	—	1.9	1.9	—
Capital market commissions	5.4	2.7	—	7.9	-	—	3.9	—	—
Total commissions earned	14.0	4.4	—	15.9	6.9	—	13.0	9.1	—

Commissions incurred were related to:
Risk capital guarantee from shareholder	3.6	3.6	—	3.6	3.6	—	5.3	5.3	—
Financial consultant commissions	1.7	0.0	—	1.4	1.4	—	1.4	1.4	—
Other commissions incurred	25.5	26.4	—	12.2	12.3	—	10.4	10.4	—
Total commissions incurred	30.8	30.0	—	17.2	17.3	—	17.1	17.1	—

Net commission revenues	-16.8	-25.6	—	-1.3	-10.4	—	-4.1	-8.0	—

Note 7. Net results of financial transactions

	2005			2004			2003
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Net results of financial transactions were related to:
Currency exchange effects	-3.1	-3.1	-3.3	-5.1	-5.1	2.9	-6.1	-6.1	7.4
Unrealized profits (+)/losses (-) related to interest-bearing securities and other financial instruments	4.6	4.6	—	6.2	6.2	—	15.9	15.9	—
Realized profits (+)/ losses (-) related to interest-bearing securities and other financial instruments	-0.1	-0.1	—	4.2	4.3	—	1.9	1.9	—
Total results of financial transactions	1.4	1.4	-3.3	5.3	5.4	2.9	11.7	11.7	7.4

Note 8. Currency exchange exposures

SEK’s policy with regard to currency exchange exposures is described in Note 34.

Note 9. Other operating income and expenses

	2005			2004			2003
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system
Other operating income:
Remuneration related to excess funds to the benefit of policyholders of certain pension insurance companies	—	—	—	0.3	0.3	—	6.1	6.1	—
Other	0.5	2.8	—	0.0	1.1	—	0.3	1.5	—
Total other operating income	0.5	2.8	—	0.3	1.4	—	6.4	7.6	—

Other operating expenses:
Effects related to compensation to S-system	0.1	0.1	—	0.0	0.0	—	—	—	—
Other	0.7	—	—	0.7	0.1	—	0.9	0.0	—
Total other operating expenses	0.8	0.1	—	0.7	0.1	—	0.9	0.0	—

Note 10. Administrative expenses

	2005		2004		2003
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Administrative expenses were related to:
Personnel expenses:
Salaries and remuneration to the Board of Directors and the President	7.8	5.2	5.7	4.5	5.8	4.5
Salaries and remuneration to other employees	79.0	74.8	80.7	77.6	66.0	64.9
Pensions (1)	29.0	26.8	25.3	24.3	23.8	23.1
Social insurance	26.8	24.8	29.9	28.5	25.8	25.2
Other personnel expenses	5.9	5.6	6.2	6.1	6.1	5.9
Total personnel expenses	148.5	137.2	147.8	141.0	127.5	123.6

Other administrative expenses:
The company’s real estate and premises	11.5	15.3	12.2	16.0	5.1	12.1
Other expenses	78.4	78.4	70.3	70.4	56.9	56.2
Total other administrative expenses	89.9	93.7	82.5	86.4	62.0	68.3

Total administrative expenses	238.4	230.9	230.3	227.4	189.5	191.9

(1) Of which: Calculated pension expenses	1.1	1.1	1.1	1.1	1.0	1.0
Pension premium expenses (2)	27.9	25.7	24.2	23.2	22.8	22.1

(2)  Of which Skr 1.9 million (2004:1.9, 2003: 2.0) relates to the President and of which Skr 1.3 million (2004: 1.0, 2003: 1.4 ) is in excess of what is tax-deductible. Skr 4.1 million (2004: 3.6, 2003: 3.5) pertains to other key officers included in  senior management, of which Skr 1.6 million (2004: 1.1, 2003: 2.0) is in excess of what is tax-deductible.

Remuneration to certain officers and directors

The following information regarding the benefits of certain officers and directors is consistent with regulations and instructions including the recommendation of the Swedish Industry and Commerce Stock Exchange Committee:

Regulations regarding variable remuneration have been amended in 2005 and apply to 2005 onwards. The president receives a fixed salary excluding variable remuneration from the finacial year 2005 onwards. The corresponding amendment has been made for certain other key officers from the financial year 2005 onwards.

The Chairman of the Board of Directors received remuneration of  Skr 0.2 million in 2005 (2004:0.2, 2003: 0.2) including remuneration as Chairman of the Credit Committee and the Finance Committee. The Vice Chairman of the Board of Directors received remuneration of Skr 0.1 million in 2005 (2004: 0.1). Other Directors received following remuneration: Karin Apelman Skr 0.1 million (2004: 0.1); Pirkko Juntti Skr 0.1 million (n.a); Helena Levander Skr 0.1 million (2004: 0.1); Risto Silander Skr 0.1 million (2004: 0.1); Anders Wenström Skr 0.1 million (2004: 0.1).

The Board of Directors appoints Directors to the Board of Directors’ Credit Committee, Finance Committee, and Remuneration Committee annually. For engagement in the Credit Committee and the Finance Committee, Directors received separate remuneration, in accordance with decision on Annual General Meeting, amounting to in aggregate Skr 0.2 million (2004: 0.2).

The President’s remuneration consists of fixed salary and other benefits. The president received a total of Skr 3.7 million for 2005 (2004: 3.7, 2003: 3.7) in remuneration, of which no variable remuneration (2004: 0.8, 2003: 0.8). Of the total remuneration to the President, Skr 3.7  million (2004: 3.5, 2003: 3.5) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his final salary up to 65 years after which it reduces. Such commitment is a defined benefit plan and includes survivors’ pension.

The remuneration to other key officers included in the Executive Committee, in total 6 (2004: 6) persons, consists of fixed salary, other benefits and in some cases variable remuneration. The amount of the remuneration to other key officers in the Executive Committee was Skr 14.1 million (2004: 11.5, 2003: 9.9 ), of which Skr 2.7 million (2004: 1.6, 2003: 1.3) was variable remuneration. The variable remuneration relates to individual targets and targets defined in SEK’s business plan. Of total remuneration to these key officers Skr 11.1 million (2004: 10.6, 2003:7.7) is qualifying income for pension purposes. If employment contracts are terminated by the company, certain key officers in the Executive Committee are entitled to payment of compensation for a two-year period, although any salary received in new employment will be deducted. Key officers included in the Executive Committee have a retirement age between 60 and 65 years. The pension commitments are covered by insurance, are in most cases defined contributionplan and include survivors’ pension.

Breakdown of total sick leave by age:	2005	2004
- 29 years	0.9%	0.9%
30 - 49 years	2.0%	3.6%
50 years-	2.0%	2.6%

Total sick leave for all employees was 1.9 percent (2004: 2.9) of total regular hours of work. Total sick leave for women was 2.6 percent (2004: 3.8) and for men 1.1 percent (2004: 2.0). The proportion of total sick leave that was related to sick leave of 60 days or more was 12 percent (2004: 37).

Remuneration to the auditors and related audit companies (remuneration may for accounting purposes be included in other items than administrative expenses):

	2005		2004		2003
Audit company	Audit fee	Other fee	Audit fee	Other fee	Audit fee	Other fee
Deloitte & Touche	0.2	—	0.3	0.2	0.3	—
KPMG	7.6	2.2	7.8	4.3	5.5	1.6
Riksrevisionen	0.1	—	0.1	—
Öhrlings Pricewaterhouse Coopers	—	—	—	—	0.1	0.0
Total remuneration	7.9	2.2	8.2	4.5	5.9	1.6

Audit fee includes also auditing of reporting to authorities and issue prospectus.

Note 11. Office and building equipment

	2005		2004		2003
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	44.7	44.7	41.0	41.0	32.4	32.4
Accumulated depreciations at year-end	-23.3	-23.3	-17.2	-17.2	-14.2	-14.2
Of which made during the year	(-6.1)	(-6.1)	(-5.7)	(-5.7)	(-4.4)	(-4.4)
Book value	21.4	21.4	23.8	23.8	18.2	18.2

See also Note 1 (o).

Note 12. Intangible assets

	2005		2004		2003
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Acquisition cost	108.3	106.3	105.9	105.9	77.0	77.0
Accumulated depreciations at year-end	-50.0	-49.9	-28.4	-28.4	-10.0	-10.0
Of which made during the year	(-21.5)	(-21.3)	(-18.5)	(-18.5)	(-9.0)	(-9.0)
Book value	58.3	56.4	77.5	77.5	67.0	67.0

See also Note 1 (s).

Note 13. Buildings and land

	2005		2004		2003
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Buildings:
Acquisition cost	142.8	0.7	142.8	0.7	142.8	0.7
Accumulated depreciations at year-end	-30.6	-0.3	-28.5	-0.3	-26.4	-0.3
Of which made during the year	(-2.1)	(0.0)	(-2.2)	(0.0)	(-2.1)	(0.0)
Book value	112.2	0.4	114.3	0.4	116.4	0.4
Taxable value	28.4	0.4	28.4	0.4	48.8	0.4

Land:
Acquisition cost	0.1	0.1	0.1	0.1	0.1	0.1
Accumulated depreciations at year-end	—	—	—	—	—	—
Of which made during the year	(—)	(—)	(—)	(—)	(—)	(—)
Book value	0.1	0.1	0.1	0.1	0.1	0.1
Taxable value	41.3	0.3	41.3	0.3	39.2	0.3

Buildings and land:
Total acquisition cost	142.9	0.8	142.9	0.8	142.9	0.8
Total accumulated depreciations at year-end	-30.6	-0.3	-28.5	-0.3	-26.4	-0.3
Of which made during the year	(-2.1)	(0.0)	(-2.2)	(0.0)	(-2.1)	(0.0)
Total book value	112.3	0.5	114.4	0.5	116.5	0.5
Total taxable value	69.7	0.7	69.7	0.7	88.0	0.7

See also Note 1 (o).

Note 14. Recovered credit loss

	2005			2004			2003
	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system	Consolidated Group	Parent Company	S-system

Recovered credit loss	—	—	—	45.3	45.3	—	—	—	—
Total recovered credit loss	—	—	—	45.3	45.3	—	—	—	—

In 1992 a provision of Skr 100 million for an anticipated loan loss was made. The provision was related to an exposure towards Svenska Kreditförsäkringsaktiebolaget, a Swedish insurance company, that was declared bankrupt.

SEK had received remuneration in advance during the years 1993—2004 amounting to Skr 45.3 million which were reserved pending dispositions of potential claims. In 2004 such amount was deemed irrevocable which is why in 2004 it was recognized in income.

Note 15. Counterparty risk exposures

SEKs policy with regard to counterparty risk exposures is described in Note 33. Further, in the table “Counterparty Risk Exposures” in Note 33 is shown SEK’s counterparty exposures, broken down by different categories of contracts, at year-end.

Note 16. Untaxed reserves

	2005	2004	2003
	Parent Company	Parent Company	Parent Company
Tax allocation reserve:
Opening balance	1,334.6	1,344.6	1,360.0
Dissolution during the year	-195.4	-218.5	-219.1
Allocation during the year	184.4	208.5	203.7
Closing balance	1,323.6	1,334.6	1,344.6
Of which:
1998 Tax allocation reserve	—	—	218.6
1999 Tax allocation reserve	—	195.4	195.4
2000 Tax allocation reserve	252.3	252.3	252.3
2001 Tax allocation reserve	244.4	244.4	244.4
2002 Tax allocation reserve	230.2	230.2	230.2
2003 Tax allocation reserve	203.7	203.7	203.7
2004 Tax allocation reserve	208.6	208.6
2005 Tax allocation reserve	184.4

In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated by 72 percent to “non-distributable shareholders’ funds” and by 28 percent to deferred taxes (related to untaxed reserves), included as one component of “allocations”, in the Balance Sheet. Changes in the amounts reported as deferred taxes are included in “taxes” in the Income Statement. Accordingly, the amounts related to the Group companies’ untaxed reserves are included in the statements of the Consolidated Group as shown below:

	2005	2004	2003
	Consolidated Group	Consolidated Group	Consolidated Group
Balance sheet:
Opening balance included in “non-distributable shareholders’ funds	961.4	968.3	979.4
Net change during the year	-7.9	-6.9	-11.1
Closing balance included in “non-distributable shareholders’ funds”	953.5	961.4	968.3
Opening balance reported as “deferred taxes” (included in “allocations”)	373.8	376.5	380.8
Net change during the year	-3.1	-2.7	-4.3
Closing balance reported as “deferred taxes” (included in “allocations”)	370.7	373.8	376.5
Total opening balance included in “allocations” and “non-distributable shareholders’ funds”	1,335.2	1,344.8	1,360.2
Total net change during the year	-11.0	-9.6	-15.4
Total closing balance included in “allocations” and “non-distributable shareholders’ funds”	1,324.2	1,335.2	1,344.8
Income statement:
Amount included in “taxes” related to net change during the year in “deferred taxes”	-3.1	-2.7	-4.3

Note 17. Taxes

	2005		2004		2003
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Provision for taxes for the year	155.0	154.9	175.7	175.2	171.2	171.6
Less: Credit for foreign taxes	-0.7	-0.7	-0.8	-0.8	-0.8	-0.8
Change in deferred taxes related to group contribution	n.a.	1.2	n.a.	—	—	—
Change in deferred taxes related to other assets	-0.1	—	-0.1	—	1.6	1.6
Change in deferred taxes related to allocations	0.1	0.1	0.1	0.1	0.1	0.1
Change in deferred taxes related to untaxed reserves	-3.1	n.a.	-2.7	n.a	-4.3	n.a
Net amount of taxes	151.2	155.5	172.2	174.5	167.8	172.5

Deferred taxes is accounted for in accordance with the Swedish Financial Accounting Standards Council’s recommendation RR  9 — Income Taxes.

The nominal tax rate is 28 percent (2004: 28, 2003: 28) ; the effective tax rate is 30.4 percent (2004: 28.1, 2003: 28.2).

Difference between nominal and effective tax rate

	2005	2004	2003
%	Consolidated Group	Consolidated Group	Consolidated Group
Nominal income tax rate	28.0	28.0	28.0
Tax costs related to holding untaxed reserves	2.1	—	—
Depreciation on consolidated surplus value	0.1	0.1	0.1
Other non tax-deductible costs	0.1	0.2	0.2
Credit for foreign taxes	0.0	-0.1	0.0
Other items	0.1	-0.1	-0.1
Effective tax rate	30.4	28.1	28.2

Deferred taxes are calculated based on statutory, nominal tax rates. Exceptions from that rule are only made in the case where the fair value exceeds the tax based price when the tax effects have been an important part of the business transaction. In that case the deferred taxes may be recorded on a discounted basis and are calculated at the rate that results in a recognition of a tax liability equal to the differential between the purchase price and the fair value. If the deferred taxes instead were calculated based on the statutory, nominal tax rate an accumulated deferred tax liability amounting to Skr 30.8 million (2004:31.1, 2003:31.9) would have been posted to the balance sheet.

Note 18. Credits outstanding

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Credits to credit institutions	11,963.8	12,009.9	4,496.5	12,773.9	12,771.2	3,196.5
Credits to the public	31,429.6	31,429.6	5,854.9	19,948.4	19,948.4	3,551.0
Total credits outstanding	43,393.4	43,439.5	10,351.4	32,722.3	32,719.6	6,747.5

Of which denominated in:
Swedish kronor	12,857.9	12,858.7	181.1	11,783.2	11,782.7	286.1
Foreign currencies	30,535.6	30,580.8	10,170.3	20,939.1	20,936.9	6,461.4

Deposits with banks and states, repurchase agreements and cash on demand	-2,453.0	-2,499.0	-12.1	-5,896.6	-5,893.9	-7.2
Credits reported as interest-bearing securities (A)	37,206.8	37,206.8	—	31,106.2	31,106.2	—
Total credits outstanding, including credits reported as interest-bearing securities, but excluding deposits with banks	78,147.4	78,147.4	10,339.3	57,931.9	57,931.9	6,740.3

(A)   In accordance with regulations of Swedish Financial Supervisory Authority credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

Credits outstanding are classified as fixed financial assets.

During 2003, SEK, in its ordinary course of business, acquired leasing objects which were classified as financial leasing objects (as opposed to operational leasing objects) in accordance with the Swedish Financial Accounting Standards Council’s Recommendation number 6:99 — Leasing Agreements. When making such classification all aspects regarding the leasing contract, including third party guarantees, should be taken into account. The acquisition price of the leasing objects amounted to Skr 380.2 million (2004: 380.2), and the book value of at year-end 2005 amounted to Skr 233.3 million (2004:269.8).

In accordance with regulations of Swedish Financial Supervisory Authority past-due credits (as defined by Swedish Financial Supervisory Authority) will be reported.

In addition to the following information see Notes 1(m) and 1(n).

Past-due and doubtful credits at year-end:

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system

Past-due credits (B):
Aggregate amount of principal and interest past-due	—	—	—	—	—	—
-of which covered by adequate guarantees	—	—	—	—	—	—
Principal amount not past-due on such credits	—	—	—	—	—	—
-of which covered by adequate guarantees	—	—	—	—	—	—

(B) All past-due credits are covered by adequate guarantees.

Note 19. Interest-bearing securities

Under the regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. Such credits of Skr 37,206.8 million (2004: 31,106.2) are included in the amount of other interest-bearing securities, classified as credits.

The following table includes aggregated book values and fair values of securities held at year-end.

Securities held at year-end. Aggregated book values and fair values

	2005		2004
Consolidated Group and Parent Company	Aggregated Book Value	Aggregated Fair Value	Aggregated Book Value	Aggregated Fair Value
Security account
Held-to-maturity	37,924.3	38,301.9	31,402.0	32,037.5
Hedge	81,328.7	82,466.9	67,798.3	69,468.9
Trading	30,086.5	30,086.5	18,788.2	18,788.2
Total	149,339.5	150,855.3	117,988.5	120,294.6

Of the total book value, Skr 62,835.0 million was related to securities whose book value exceeded the nominal value and Skr 86,504.5 million was related to securities whose book value was below the nominal value. The nominal values for these two categories amounted to Skr 62,665.2 million and Skr 86,817.9 million, respectively.

The following table shows net unrealized gains and losses, gross unrealized losses and gross unrealized gains, aggregated  by investment category at December 31, 2005 and 2004.

	2005			2004
	Unrealized Net Gains	Unrealized Losses	Unrealized Gains	Unrealized Net Gains	Unrealized Losses	Unrealized Gains
Security account
Held-to-maturity	377.6	92.6	470.2	635.5	58.3	693.8
Hedge	1,138.2	107.1	1,245.3	1,670.6	36.2	1,706.8
Trading	—	—	—	—	—	—
Total	1,515.8	199.7	1,715.5	2,306.1	94.5	2,400.6

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004.

	2005
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses
Security account
Held-to-Maturity	15,301.8	70.1	5,381.0	22.5	20,682.8	92.6
Hedge	37,037.2	85.5	5,054.6	21.6	42,091.8	107.1
Total	52,339.0	155.6	10,435.6	44.1	62,774.6	199.7

	2004
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealised Losses	Fair Value	Losses	Unrealised Fair Value	Unrealised Losses
Security account
Held-to-Maturity	4,171.4	16.0	6,832.5	42.3	11,003.9	58.3
Hedge	17,812.1	28.2	2,260.2	8.0	20,072.3	36.2
Total	21,983.5	44.2	9,092.7	50.3	31,076.2	94.5

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

Interest-bearing securities

		Treasuries & government bonds etc.			Other interest bearing securities
	Consolidated Group and Parent Company	Book Value	Fair value	Surplus/Deficit	Book Value		Fair value		Surplus/Deficit

	Current financial assets:

	- Government debt, Swedish	1,441.6	1,522.8	81.2
	- Municipalities, Swedish				600.0	*	598.2	*	-1.8	*
	- Mortgage institutions, Swedish				7,069.9		7,067.0		-2.9
	- Other Swedish issuers:
	- Banking groups				2,669.5		2,669.1		-0.4
	- Other financial corporations				1,882.0		1,896.4		14.4
	- Other corporations				3,437.0		3,446.3		9.3
	- Goverment debt, foreign	166.3	170.2	3.9
	- Municipalities and provinces, foreign	0.0	0.0	0.0
	- Other foreign issuers:
	- Banking groups, of which subordinated				46,232.0		46,318.6		86.6
	- Other financial corporations				34,033.9		34,444.7		410.8
	- Other corporations				13,883.0		14,420.1		537.1
	Subtotal	1,607.9	1,693.0	85.1	109,807.3		110,860.4		1,053.1
	*of which issued by public authorities				600.0	*	598.2	*	-1.8	*

	Fixed financial assets:

	- Government debt, Swedish	294.7	368.1	73.4
	- Municipalities, Swedish				1,980.1	*	2,003.1	*	23.0	*
	- Mortgage institutions, Swedish				300.0		299.0		-1.0
	- Other Swedish issuers:
	- Banking groups				11,400.6		11,378.0		-22.6
	- Other financial corporations				2,690.5		2,690.0		-0.5
	- Other corporations				3,365.4		3,429.3		63.9
	- Goverment debt, foreign	0.0	0.0	0.0
	- Municipalities and provinces, foreign
	- Other foreign issuers:
	- Banking groups				4,179.0		4,175.4		-3.6
	- Other financial corporations				2,868.7		2,920.1		51.4
	- Other corporations				10,845.3		11,038.9		193.6
	Subtotal	294.7	368.1	73.4	37,629.6		37,933.8		304.2
	*of which issued by public authorities				1,980.1	*	2,003.1	*	23.0	*

	Total of current and fixed financial assets:

	- Government debt, Swedish	1,736.3	1,890.9	154.6
	- Municipalities, Swedish				2,580.1	*	2,601.3	*	21.2	*
	- Mortgage institutions, Swedish				7,369.9		7,366.0		-3.9
	- Other Swedish issuers:
	- Banking groups				14,070.1		14,047.1		-23.0
	- Other financial corporations				4,572.5		4,586.4		13.9
	- Other corporations				6,802.4		6,875.6		73.2
	- Goverment debt, foreign	166.3	170.2	3.9
	- Municipalities and provinces, foreign	0.0	0.0	0.0
	- Other foreign issuers:
	- Banking groups, of which subordinated				50,411.0		50,494.0		83.0
	- Other financial corporations	0.0	0.0	0.0	36,902.6		37,364.8		462.2
	- Other corporations				24,728.3		25,459.0		730.7

	Grand total	1,902.6	2,061.1	158.5	147,436.9		148,794.2		1,357.3
	*of which issued by public authorities				2,580.1	*	2,601.3	*	21.2	*

Of which:	S-system	—	—	—
	Securities subject to hedge accounting	1,607.9	1,693.0	85.1	79,720.8		80,773.8		1,053.1
	Securities with market values quoted on an exchange	1,902.6	2,061.1	158.5	42,286.4		43,075.5		789.1

		Total 2005						Total 2004
		Book Value		Fair value		Surplus/deficit		Book Value		Fair value		Surplus/deficit

	Current financial assets:

	- Government debt, Swedish	1,441.6		1,522.8		81.2		1,547.0		1,650.4		103.4
	- Municipalities, Swedish	600.0	*	598.2	*	-1.8	*	50.0	*	51.2	*	1.2	*
	- Mortgage institutions, Swedish	7,069.9		7,067.0		-2.9		4,264.3		4,263.7		-0.6
	- Other Swedish issuers:
	- Banking groups	2,669.5		2,669.1		-0.4		1,558.1		1,557.7		-0.4
	- Other financial corporations	1,882.0		1,896.4		14.4		1,944.0		2,054.6		110.6
	- Other corporations	3,437.0		3,446.3		9.3		6,816.3		7,033.8		217.5
	- Goverment debt, foreign	166.3		170.2		3.9		889.4		896.9		7.5
	- Municipalities and provinces, foreign	0.0		0.0		0.0		0.0		0.0		0.0
	- Other foreign issuers:
	- Banking groups, of which subordinated	46,232.0		46,318.6		86.6		42,955.8		43,151.5		195.7
	- Other financial corporations	34,033.9		34,444.7		410.8		15,030.6		15,330.9		300.3
	- Other corporations	13,883.0		14,420.1		537.1		11,531.0		12,266.4		735.4

	Subtotal	111,415.2		112,553.4		1,138.2		86,586.5		88,257.1		1,670.6
	*of which issued by public authorities	600.0	*	598.2	*	-1.8	*	50.0	*	51.2	*	1.2	*

	Fixed financial assets:

	- Government debt, Swedish	294.7		368.1		73.4		272.9		358.9		86.0
	- Municipalities, Swedish	1,980.1	*	2,003.1	*	23.0	*	1,375.1	*	1,410.6	*	35.5	*
	- Mortgage institutions,Swedish	300.0		299.0		-1.0		0.0		0.0		0.0
	- Other Swedish issuers:
	- Banking groups	11,400.6		11,378.0		-22.6		6,250.9		6,254.1		3.2
	- Other financial corporations	2,690.5		2,690.0		-0.5		3,323.8		3,348.5		24.7
	- Other corporations	3,365.4		3,429.3		63.9		8,585.0		8,755.5		170.5
	- Goverment debt, foreign	0.0		0.0		0.0		0.0		0.0		0.0
	- Municipalities and provinces, foreign
	- Other foreign issuers:
	- Banking groups	4,179.0		4,175.4		-3.6		2,580.2		2,584.9		4.7
	- Other financial corporations	2,868.7		2,920.1		51.4		2,107.9		2,159.2		51.3
	- Other corporations	10,845.3		11,038.9		193.6		6,906.2		7,165.8		259.6

	Subtotal	37,924.3		38,301.9		377.6		31,402.0		32,037.5		635.5
	*of which issued by public authorities	1,980.1	*	2,003.1	*	23.0	*	1,375.1	*	1,410.6	*	35.5	*

	Total of current and fixed financial assets:

	- Government debt, Swedish	1,736.3		1,890.9		154.6		1,819.9		2,009.3		189.4
	- Municipalities, Swedish	2,580.1	*	2,601.3	*	21.2	*	1,425.1	*	1,461.8	*	36.7	*
	- Mortgage institutions,Swedish	7,369.9		7,366.0		-3.9		4,264.3		4,263.7		-0.6
	- Other Swedish issuers:
	- Banking groups	14,070.1		14,047.1		-23.0		7,809.0		7,811.8		2.8
	- Other financial corporations	4,572.5		4,586.4		13.9		5,267.8		5,403.1		135.3
	- Other corporations	6,802.4		6,875.6		73.2		15,401.3		15,789.3		388.0
	- Goverment debt, foreign	166.3		170.2		3.9		889.4		896.9		7.5
	- Municipalities and provinces, foreign	0.0		0.0		0.0		0.0		0.0		0.0
	- Other foreign issuers:
	- Banking groups, of which subordinated	50,411.0		50,494.0		83.0		45,536.0		45,736.4		200.4
	- Other financial corporations	36,902.6		37,364.8		462.2		17,138.5		17,490.1		351.6
	- Other corporations	24,728.3		25,459.0		730.7		18,437.2		19,432.2		995.0

	Grand total	149,339.5		150,855.3		1,515.8		117,988.5		120,294.6		2,306.1
	*of which issued by public authorities	2,580.1	*	2,601.3	*	21.2	*	1,425.1	*	1,461.8	*	36.7	*

Of which:	S-system	—		—		—		59.7		60.3		0.6
	Securities subject to hedge accounting	81,328.8		82,466.8		1,138.2		67,798.3		69,468.9		1,670.6
	Securities with market values quoted on an exchange	44,189.0		45,136.6		947.6		69,773.0		71,601.9		1,828.9

Note 20. Shares in subsidiaries

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Shares in subsidiary (AB SEKTIONEN) (A)	n.a.	103.5	—	n.a	103.5	—
Shares in subsidiary (AB SEK Securities) (B)	n.a.	10.0	—	n.a	10.0	—
Shares in subsidiary (SEK Financial Advisors AB) (C)	n.a.	5.0	—	n.a	5.0	—
Shares in subsidiary (SEK Financial Services AB) (D)	n.a.	0.1	—	n.a	—	—
Total	—	118.6	—	—	118.5	—

(A)   The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. The company´s shareholders’ funds at year-end 2005 amounted to Skr 0.6 million. The nominal value of the shares in AB SEKTIONEN was Skr 0.4 million. See also Note 1(a).

(B)   The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm. The company´s  shareholders’ funds at year-end 2005 amounted to Skr 10 million. The nominal value of the shares in AB SEK Securities was Skr 10 million. See also Note 1(a).

(C)   The wholly-owned subsidiary, SEK Financial Advisors AB (previousely SEK Advisory Services AB)(reg.no. 556660-2420), is domiciled in Stockholm. The company´s  shareholders’ funds at year-end 2005 amounted to Skr 4.9 million. The nominal value of the shares in SEK Financial Advisors AB was Skr 0.5 million. See also Note 1(a).

(D)   The wholly-owned subsidiary, SEK Financial Services AB (reg.no. 556683-3462), is domiciled in Stockholm. The company´s  shareholders’ funds at year-end 2005 amounted to Skr 0.1 million. The nominal value of the shares in SEK Financial Services AB was Skr 0.1 million. See also Note 1(a).

The net result for the year 2005 for the Subsidiaries was Skr - 3.0 million (2004:0.7).

Note 21. Other assets

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Due from the State	0.3	0.0	0.0	12.2	12.2	-2.1
Claim on subsidiary	n.a.	79.8	—	n.a.	76.2	-
Derivative contracts with positive values	7,548.4	7,548.4	0.0	6,639.1	6,639.1	0.0
Debt for which value has not yet been received	2,707.4	2,707.4	—	725.7	725.7	—
Claims for assets sold though not yet delivered and paid for	80.0	13.9	—	—	—	—
Other	228.2	228.1	1.2	299.7	299.5	3.0
Total	10,564.3	10,577.7	1.2	7,676.7	7,752.7	0.9

Note 22. Prepaid expenses and accrued revenues

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest revenues accrued	3,996.2	3,996.2	148.7	3,452.8	3,452.8	104.1
Prepaid expenses and other accrued revenues	7.8	7.0	—	10.2	10.1	—
Total	4,004.0	4,003.2	148.7	3,463.0	3,462.9	104.1

Note 23. Senior debt

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Total senior borrowings exclusive of senior securities issued	638.5	651.4	2.3	782.0	796.9	1.5
Total senior securities issued	187,820.1	187,820.1	275.3	140,348.6	140,348.6	524.7
Total senior debt outstanding	188,458.6	188,471.5	277.6	141,130.6	141,145.5	526.2

Of which denominated in:
Swedish kronor	8,747.8	8,760.7	0.0	8,807.9	8,822.8	175.0
Foreign currencies	179,710.8	179,710.8	277.6	132,322.7	132,322.7	351.2

The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	-620.8	-620.8	—	-3,468.7	-3,468.7	—

SEK senior debt is obtained through private and public offerings of debt securities in the international capital and money markets. Debt securities is issued with different currencies, different interest rates (fixed, floating, or with a formula), different payment terms and maturity dates, and different conversion or redemption features.

Total senior debt at December 31, 2005 and at December 31 2004, had the following maturities and weigthed average rates:

	2005				2004
	Consolidated Group	Range of Maturities	Weigthed average coupon		Consolidated Group	Range of Maturities	Weigthed average coupon
Senior debt with floating rate coupon	11,387.6	2006-2035	n.a.	(a)	14,059.7	2005-2034	n.a.	(a)
Senior debt with coupon based on formula	61,025.1	2006-2036	n.a.	(b)	29,405.1	2005-2035	n.a.	(b)
Senior debt in the form of a zero coupon bond	5,879.2	2006-2045	0.0%	(c)	12,721.8	2005-2028	0.0%	(c)
Senior debt with fixed rate coupon	110,166.7	2006-2046	4.2%	(d)	84,944.0	2005-2026	4.0%	(d)
Total senior debt outstanding	188,458.6				141,130.6

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

No collateral is posted for any senior debt. Senior debt includes transactions which have call- or put-options which in the case where there is a swap hedging the individual debt, the swap has equal, but opposite, features.

Note 24. Other liabilities

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Liability to subsidiaries	n.a	43.6	—	n.a.	41.4	—
Tax liability	3.9	3.8	—	0.4	0.0	—
Derivative contracts with negative values	5,819.3	5,819.3	3.2	9,208.3	9,208.3	13.9
Liabilities related to assets acquired though not yet delivered and paid for	113.5	94.6	—	50.0	50.0	—
Other	1,837.2	1,837.3	84.4	1,918.9	1,918.8	89.9
Total	7,773.9	7,798.6	87.6	11,177.6	11,218.5	103.8

Note 25. Accrued expenses and prepaid revenues

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Interest expenses accrued	3,807.7	3,816.6	157.3	3,141.7	3,141.7	111.3
Prepaid revenues and other accrued expenses	71.6	61.8	0.0	68.4	65.9	0.0
Total	3,879.3	3,878.4	157.3	3,210.1	3,207.6	111.3

Note 26. Allocations

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Pension liabilities	17.1	17.1	—	17.6	17.6	—
Deferred taxes related to untaxed reserves	370.7	n.a.	—	373.8	n.a.	—
Total	387.8	17.1	—	391.4	17.6	—

Note 27. Subordinated debt

	2005			2004
	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
Perpetual, non-cumulative subordinated loan, foreign currency (A), (B)	2,783.4	2,783.4	—	2,314.4	2,314.4	—
Non-perpetual, cumulative subordinated loan, foreign currency (2005(C)) (2004 (D))	471.5	471.5	—	450.3	450.3	—

Total subordinated debt outstanding	3,254.9	3,254.9	—	2,764.7	2,764.7	—

Of which denominated in:
Swedish kronor	—	—	—	—	—	—
Foreign currencies	3,254.9	3,254.9		2,764.7	2,764.7	—

(A)   Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK’s option, on or after December 27, 2008, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(B)   Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK’s option, on or after December 27, 2008, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(C)   Nominal value EUR 50 million. Matures on June 30, 2015. Interest payments quarterly in arrears at a rate of Euribor plus 0.20 percent. Redeemable, at SEK’s option, on or after June 21, 2010, at 100 percent of the nominal value. If not redeemed coupon will increase to Euribor plus 1.70 percent.Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(D)   Nominal value EUR 50 million. Matures on June 21, 2010. Interest payments quarterly in arrears at a rate of Euribor plus 0.43 percent. Redeemable, at SEK’s option, on or after June 21, 2005,  at 100 percent of the nominal value. If not redeemed coupon will step up to Euribor plus 1.43 percent. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Redemption was made on June 21, 2005

The accrued interest related to the subordinated debt, at year-end Skr 1.5 million (1.4), has been included in the item “Accrued expenses and prepaid revenues”.

Note 28. Shareholders’ funds

	Share capital (A) and Legal reserve	Other non- distributable capital	Total non- distributable capital	Undis- tributed profits	Net profit for the year	Total distributable capital	TOTAL

Consolidated Group 2005:
Opening balance	1,188.0	972.8	2,160.8	1,231.0		1,231.0	3,391.8
Allocation to legal reserve		0.0	0.0	0.0		0.0
Allocation to fund for unrealized gains		2.7	2.7	-2.7		-2.7
Transfer between distributable and non-distributable capital		-7.9	-7.9	7.9		7.9
Net profit for the year					346.9	346.9	346.9
Closing balance	1,188.0	967.6	2,155.6	1,236.2	346.9	1,583.1	3,738.7

Parent Company 2005:
Opening balance	1,188.0	11.4	1,199.4	1,256.1		1,256.1	2,455.5
Allocation to fund for unrealized gains		2.7	2.7	-2.7		-2.7
Group contribution				-3.0		-3.0	-3.0
Net profit for the year					360.3	360.3	360.3
Closing balance	1,188.0	14.1	1,202.1	1,250.4	360.3	1,610.7	2,812.8

Consolidated Group 2004:
Opening balance	1,130.0	977.6	2,107.6	844.6		844.6	2,952.2
Allocation to legal reserve	58.0		58.0	-58.0		-58.0
Allocation to fund for unrealized gains		2.1	2.1	-2.1		-2.1
Transfer between distributable and non-distributable capital		-6.9	-6.9	6.9		6.9
Net profit for the year					439.6	439.6	439.6
Closing balance	1,188.0	972.8	2,160.8	791.4	439.6	1,231.0	3,391.8

Parent Company 2004:
Opening balance	1,130.0	9.3	1,139.3	868.6		868.6	2,007.9
Allocation to legal reserve	58.0		58.0	-58.0		-58.0
Allocation to fund for unrealized gains		2.1	2.1	-2.1		-2.1
Net profit for the year					447.6	447.6	447.6
Closing balance	1,188.0	11.4	1,199.4	808.5	447.6	1,256.1	2,455.5

(A)  The share capital amounts to Skr 990 million  (990,000 shares at Skr 1,000 each) and the legal reserve amounts to Skr 198 million. All line items in the column “Share capital and Legal reserve” include these two components.

The Swedish State’s ownership share in SEK is 100 percent. The ownership of the Swedish State is managed by the Ministry for Foreign Affairs.

It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

The Swedish State has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK.

SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Note 28 cont.

 PROPOSAL FOR THE DISTRIBUTION OF PROFITS

All amounts are in Skr million, unless otherwise indicated.

The results of the Company’s operations during the year and its financial position at December 31, 2005, can be seen in the Income Statements, Balance Sheets, Statements of Cash Flows and related Notes for the Consolidated Group and the Parent Company. The following proposal regarding distribution of profits relates to the Parent Company. Total distributable capital in the Consolidated Group as of December 31, 2005, was 1,583.1.

After no payment of dividend to the shareholders as approved by the 2005 Annual General Meeting, the remaining profit carried forward is	1,250.4

Add profit for the year after appropriations and taxes	360.3

At the disposal of the Annual General Meeting	1,610.7

The Board of Directors and the President propose that the Annual General Meeting dispose of these funds as follows:

— Dividend	—
— Remaining disposable funds to be carried forward.	1,610.7

1,610.7

Note 29. Contingent liabilites and commitments

Contingent liabilities and commitments are reported in connection with the balance sheet. Further, the amounts are also specified in section IV “Specification of off-balance items” of the table “Capital Base and Required Capital” in the Item 5.f “Operating and financial Review and prospects-Liquidity, Capital Resources and Funding-Capital Adequacy”

In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived. In the table “Capital Base and Required Capital” are included derivative instruments with a nominal value amounting to Skr 367,331 million (2004: 285,822). Credit derivatives issued are included in this amount with Skr 858.9 million (2004: 525.6).

 Note 30. Certain assets and liabilities

Break-down by maturity, 2005

	Total book value	Maturity on demand	Maturity <= 3 months	3 months < Maturity <= 1 year	1 year < Maturity <= 5 years	5 years< Maturity <=10 years	Maturity >10 years	Average Maturity (in days)

Total credits outstanding	43,393.4	187.8	3,478.4	2,988.4	17,309.5	10,776.9	8,652.4	2,096

Interest-bearing securities	149,339.5	—	11,790.1	43,340.2	81,509.6	11,846.9	852.7	756

Total assets	192,732.9	187.8	15,268.5	46,328.6	98,819.1	22,623.8	9,505.1

Borrowing from credit institutions	563.6	136.2	187.8	1.0	238.6	—	—	513
Borrowing from the public	74.9	—	74.9	—	—	—	—	44
Senior securities issued	187,820.1	—	17,999.9	27,409.2	90,878.0	17,938.6	33,594.4	2,257
Total senior debt	188,458.6	136.2	18,262.6	27,410.2	91,116.6	17,938.6	33,594.4	2,251

Net	4,274.3	51.6	-2,994.1	18,918.4	7,702.5	4,685.2	-24,089.3

Break-down by interest-term maturity, 2005

	Total book value	Maturity on demand	Maturity <= 3 months	3 months < Maturity <= 1 year	1 year < Maturity <= 5 years	5 years< Maturity <=10 years	Maturity >10 years	Average Maturity (in days)

Total credits outstanding	43,393.4	187.8	18,295.6	9,313.9	8,401.7	4,425.4	2,769.0	809

Interest-bearing securities	149,339.5	—	112,594.9	9,746.5	24,963.5	1,976.7	57.9	240

Total assets	192,732.9	187.8	130,890.5	19,060.4	33,365.2	6,402.1	2,826.9

Borrowing from credit institutions	563.6	136.2	187.8	1.0	238.6	—	—	513
Borrowing from the public	74.9	—	74.9	—	—	—	—	44
Senior securities issued	187,820.1	—	33,045.1	43,945.5	87,874.3	11,784.9	11,170.3	1,082
Total senior debt	188,458.6	136.2	33,307.8	43,946.5	88,112.9	11,784.9	11,170.3	1,079

Net	4,274.3	51.6	97,582.7	-24,886.1	-54,747.7	-5,382.8	-8,343.4

Note 31.  Comparison of book values and fair values

Although, as a consequence of the policies applied with regard to interest-rate and currency exchange exposures, the net value of the Company’s assets (with exception for assets held to hedge the return on the Company’s equity), liabilities and off-balance sheet instruments generally is not materially affected by changes in interest-rates and currency exchange rates, the Company has determined  — solely for the purpose of satisfying the regulations in effect - to report fair values of its assets, liabilities and other contracts at year-end. The Company has — with exception of the S-system, the results of which are settled by the State according to agreements between SEK and the State (see also Note 1 (b) — (c)) — positive margins between the yield on its assets and the yield on its liabilities. These margins are reported on an accrual basis over the maturity of the underlying contracts. Accordingly, the fair value of the liabilities of SEK (i.e., SEK exclusive of the S-system) does not exceed the difference between, on the one hand, the aggregate fair value of SEK’s assets and derivative contracts and, on the other hand, the book value of SEK’s shareholders’ funds. The following table includes book values and fair values (however, see below) for items reported, on or off balance sheet, in the cases when book values and fair values, according to the Company’s calculations, differ.

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

In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted on December 31, 2005, other things being equal. Similarly, the fair values of borrowings with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the borrowings had been made on December 31, 2005, other things being equal. Additionally, in accordance with applicable regulations,  the fair values of assets, liabilities, and other contracts with floating interest rates have been approximated as equal to the nominal amount of such contracts. The Company estimates the fair values of  “Prepaid expenses and accrued revenues” and “Accrued expenses and prepaid revenues” to be approximately the same as their book values.

Accordingly, the fair values reported do to a large extent represent values that have been estimated by the Company.

No representation is made that the fair values reported reflect real market values.

With regard to the S-system, it should be noted that the results under such system are settled by the State according to agreements between SEK and the State. See also Notes 1(b)-(c).

Due to the potential imprecision in estimations of fair value for non-quoted instruments, the values in the following table are stated in billions of Swedish kronor.

It should be noted that certain business contracts of the Company may include components that are included in various items, reported on- or off-balance sheet.

2005 (Skr billion)	Consolidated Group and Parent Company Book value	Of which S-system Book value	Consolidated Group and Parent Company Fair value	Of which S-system Fair value	Consolidated Group and Parent Company Surplus/Deficit value	Of which S-system Surplus/Deficit value
Treasuries/government bonds	1.9	—	2.1	—	0.2	—
Other interest-bearing securities	147.4	—	148.8	—	1.4	—
Credits to credit institutions	12.0	4.5	12.4	4.5	0.4	0.0
Credits to the public	31.4	5.9	33.1	5.9	1.7	0.0
Derivative contracts (net assets)	1.7	0.0	-3.2	0.0	-4.9	0.0
Borrowing from credit institutions	-0.6	0.0	-0.6	0.0	0.0	0.0
Borrowing from the public	-0.1	—	-0.1	—	0.0	—
Senior securities issued	-187.8	-0.3	-185.7	-0.3	2.2	0.0
Subordinated securities issued	-3.3	—	-3.3	—	0.0	—

Note 32.          Transactions with Related Parties

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the National Debt Office and by EKN - The Swedish Export Credits Guarantee Board, supported by the full faith and credit of Sweden, 18 percent of the Company’s outstanding loans at December 31, 2005, were guaranteed by the State. SEK administers, against compensation, the State’s export credit support system, and the State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(b).

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

The amounts of assets and liabilities in respect of related parties outstanding at December 31, 2005, 2004, and 2003, respectively, and selected other information regarding transactions with related parties during the three-year period ended December 31, 2005, are as follows:

(In millions of Skr)	December 31,
	2005	2004	2003
Interest-bearing Securities 1)	1,736.3	1,819.9	2,257.6

Outstanding Credits 1)	—	—	—

Outstanding Senior Debt	72.5	78.7	24.5

Outstanding Subordinated Debt	—	—	—

1) Not including interest bearing securities and credits guaranteed by the State and related entities or other shareholders.

(In millions of Skr)	Year Ended December 31,
	2005	2004	2003
Net interest revenues 2)	102.0	106.7	103.2

Net commission expenses	(3.6)	(3.6)	(5.6)

2) Excluding reimbursement from the State

Note 33. Counterparty risks

A counterparty risk represents the risk of the loss that would occur if a borrower (or party in another contract involving counterparty risk) and its guarantors are unable to perform in accordance with the terms and conditions of a contract. Counterparty exposure can be related to a credit or positive market value in another contract (market-related counterparty risk). Counterparty risk exposure is always preceded by a decision on a counterparty limit within which the exposure must be contained. The volume of derivative contracts is shown in the capital adequacy table in item 5.f “Operating and Financial Review and Prospects-

Liquidity, Capital Resources and Funding — Capital Adequacy” section IV Specification of off-balance sheet items. A specific type of counterparty risk is settlement risk. Settlement risk is the risk of loss corresponding to the change in market value if a counterparty who has completed a deal defaults before fulfilling its part of the transaction.

Quantitative model for credit risks

In addition to controlling credit risks through measurement of exposed amounts against limits, SEK also calculates credit risk with the aid of a method based on the probability of bankruptcy, exposure in the event of bankruptcy and the loss proportion in the event of bankruptcy.

Counterparty Risks

The table shows the breakdown, by counterparty category, of SEK’s total counterparty risk exposures related to credits, interest bearing securities and off-balance sheet items as of December 31, 2004 and 2005, respectively.

Counterparty risk exposures

(Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	12/2005		12/2004		12/2005		12/2004		12/2005		12/2004
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	34.8	16	25.4	15	28.9	15	19.4	13	5.9	32	6.0	35
Municipalities	14.8	7	10.5	6	14.5	7	10.1	7	0.3	2	0.4	2
Mortgage institutions	7.4	4	4.3	3	7.4	4	4.3	3	—	—	—	—
Banks	93.8	44	77.1	46	87.2	45	71.5	47	6.6	36	5.6	33
Other credit institutions	44.4	21	35.7	21	40.2	21	31.2	21	4.2	23	4.5	26
Corporations and others	15.9	8	14.9	9	14.5	8	14.2	9	1.4	7	0.7	4
Total	211.1	100	167.9	100	192.7	100	150.7	100	18.4	100	17.2	100

The table shows the breakdown of borrowers (primary obligors) by region and related risk counterparties (taking into account guarantees and other collateral) by region and category as of December 31, 2005.

Credits outstanding (incl. Committed credits)

At December 31, 2005 (Skr billion)

Risk: Domiciliation and category of the related counterparties, to whose risk SEK is exposed

		Sweden				Other Nordic Area				Other Western Europe & U.S.
Borrower: Domiciliation of SEK’s borrowers	Total amount	Sum	Government and munici- palities	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration	Sum	Govern- ment	Bank	Corpo- ration
Africa	1.5	1.4	1.4							0.1		0.1
Asia	9.5	5.2	5.0	0.1	0.1	0.3	0.3			4.0	3.4	0.6
Latin America	5.9	4.3	4.0	0.3						1.6	1.0	0.4	0.2
North America	0.8	0.2	0.2							0.6		0.3	0.3
Sweden	36.8	32.9	12.0	15.1	5.8	0.4		0.4		3.5		3.2	0.3
Other Nordic Area	14.9	0.1	0.1			12.6	5.4	4.5	2.7	2.2		2.2
Other Western Europe	6.9	1.9	1.9							5.0	1.1	3.2	0.7
Baltic Area	0.4									0.4	0.3	0.1
Other Eastern Europe	1.4	0.5	0.5			0.4	0.4			0.5	0.4	0.1
TOTAL	78.1	46.5	25.1	15.5	5.9	13.7	6.1	4.9	2.7	17.9	6.2	10.2	1.5

Note 34. Market risks

A market risk occurs when the terms of a contract mean that the size of the payments linked to the contract or the value of the contract varies due to a market variable, such as interest rates or exchange rates. SEK’s policy allows net exposure to interest rate, currency and credit related market risks. Other market risks must be hedged.

The following table presents, as of December 31, 2005, the established limits and related net exposure to interest rate, currency and credit related market risks:

Market risk measurement (Skr mn)

Measurement	Limit	Risk (see also under each heading)
Interest rate risk
Parallel shift/Rotation
Total	190	47.3
Of which, foreign currency		22.0
Of which, Skr		25.3
Of which within 12 mths	50	23.4
Of which, foreign currency		3.5
Of which, Skr		19.9
Basis risk liquidity in different currencies	190	48.0
Credit spread risk	100	37.3
Currency risk	30	4.4

MEASUREMENTS/DEFINITIONS:

Interest rate risks:

The interest rate risk is calculated as the higher of:

a) The risk from a parallel shift in the yield curve of one percentage point

b) The risk from a rotation of the yield curve of half a percentage point. Rotation risk is defined as the risk from the change of the yield curve based on the assumption that interest rates changes in different directions for different maturities.

Perpetual subordinated debt with related hedging transactions, as well as the assets in which shareholders’ funds and untaxed reserves are invested, are excluded from the calculation of these interest rate risks and limits.

Basis risk:

Differences in an interest base for different currencies imply a risk if there is a surplus and/or deficit for a certain period. Basis risk is calculated as a present value change in the event of a change of base by a certain number (standard measurement) of basis points. At year-end this standard measurement was 5 or 10 basis points for various currencies.

Credit spread risks:

The risk comprises the market value change that occurs when the interest margin the market requires as compensation for credit risk changes. The risk is measured as the change in the market value at a certain change of credit spread. The changed credit spread used when calculating this risk depends on the risk counterparty’s rating and sector and the maturity of the exposure. At year-end credit spread changes between 5 and 40 basis points were used.

Interest rate risk in perpetual subordinated debt:

The volume of perpetual subordinated debt at December 31, 2005, amounted to USD 350 million corresponding to Skr 2,783 million. The interest rate risk related to Skr 2,777 million of this volume was hedged with interest rate swaps with maturities between 2019 and 2034.

Interest rate risks in assets corresponding to shareholders’ funds and untaxed reserves:

In order to ensure a long-term stable return on equity, SEK’s policy is to invest shareholders’ funds in SEK’s office building (Skr 0.1 billion) and financial instruments with medium maturities. At year-end

2005, the volume of financial instruments for this purpose had a book value of approximately Skr 4.4 billion with an average outstanding maturity of 3.9 years.

Currency risks:

The risk is calculated as a change in the value of foreign currency positions resulting from a 10 percentage point change in the exchange rate for the Swedish kronor.

For further information about market risks, see Item 11.b) “Quantitative and Qualitative Disclosures About Market Risk - Risk Management - Risks — an overview, paragraph “Market risks - Currencies” presented in the tabular risk matrix”.

Note 35.  Funding and liquidity risks

SEK’s funding and liquidity risk is measured on the basis of different forecasts regarding the development of available funds defined as shareholders’ funds and untaxed reserves as well as borrowing in comparison with committed credits. See also the diagram “Development over Time of SEK’s Available Funds” in the in item 11.b “Quantitative and Qualitative Disclosures About Market Risk - Risk Management - Risks — an overview”.

For further information about funding and liquidity risks, see Item 11.b) “Quantitative and Qualitative Disclosures About Market Risk - Risk Management - Risks — an overview , paragraph “Funding and Liquidity risks” presented in the tabular risk matrix.”

Note 36.  Operational risks

Operational risks within SEK are defined as the risk of economic losses due to:

— legal or judicial events

— human error or fraud

— inadequate or incomplete processes, routines, management principles, systems and organizational  structure

— external events (catastrophes, power cuts, etc.)

— insufficient compliance

For further information about operational risks, see the section Item 11.b) “Quantitative and Qualitative Disclosures About Market Risk - Risk Management - Risks — an overview, paragraph “Operational risks”“.

Note 37.  Decision-making rules for risk limits

The Board of Directors decides total market risk limits. Management of risks and parts of these limits are delegated to employees within the business organization.

SEK’s Executive Committee (composed solely of executive officers) can make decisions on the establishment of counterparty risk limits up to certain levels which are adopted by the Board. The Executive Committee has in turn, within certain limits and on certain conditions, authorized employees within the Executive Committee to make credit decisions jointly. The establishment of limits above those adopted by the Board as limits for the Executive Committee can only be decided by the Board of Directors or the Credit Committee whose members are chosen from the Board of Directors and the Executive Committee.

Note 38.          Reconciliation to accounting principles generally accepted in the United States

Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

Deferred taxation — U.S. GAAP requires the recognition of a deferred tax liability on all taxable differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future. To the extent that it is more likely than not that a recorded deferred tax asset will not be realized, an offsetting valuation allowance is recorded. Such comprehensive tax accounting has been required also in Sweden since 2001 when IAS 12, with some modifications, was adopted as Swedish GAAP.

                Thus, under Swedish GAAP a net deferred tax liability of Skr 365.9 million (2004: 368.9) is reported at December 31 2005, comprising a liability of Skr 370.7 million (2004: 373.8) relating to untaxed reserves (see Note 26) and a deferred tax asset of Skr 4.8 million (2004: 4.9) relating to pension liabilities not yet allowed as a cost for tax purposes (Note 26). In the US GAAP reconciliation, additional deferred tax liabilities of Skr 30.8 million (2004: 31.1) are recognized relating to property (see Note 17 and the section Other below) and a deferred tax asset of Skr 5.6 million (2004: 5.6) relating to other temporary differences (not counting the tax effects of other reconciling U.S. GAAP adjustments).

Own debt repurchased — Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company’s debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. See Note 1 (p) for the Swedish GAAP treatment.

Debt Securities — The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as available-for-sale securities under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses, net of tax, as other comprehensive income.

                As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under U.S. GAAP to held-to-maturity securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

Derivatives — Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge derivative’s change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged through income, or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge derivatives’ change in fair value is recognized immediately in income.

                Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in the item “Derivatives and hedging activities” in earnings has been reduced.

The remaining volatility in earnings in the item “Derivatives and hedging activities” is related to derivatives that under U.S. GAAP do not qualify for hedge accounting even though they have been acquired or written for the purpose of economically hedging assets or liabilities. One main component of the remaining volatility is related to derivatives in the portfolio of held-to-maturity securities where according to U.S. GAAP hedge accounting is not allowed. Another main component of the remaining volatility is related to derivatives hedging perpetual subordinated debt where hedge accounting has not yet been achieved. Such changes in fair value are included in “derivatives and hedging activities” in the summary of significant adjustments tables which follow.

             Adoption of these new accounting standards resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a straight line basis over eleven years, which is estimated to approximate the application of a level yield method over the contractual life of hedged assets and liabilities. The Company monitors changes in the amount and composition of hedged accounts and will make adjustments deemed necessary to maintain an approximate level yield amortization method.

Foreign exchange differences on investment securities —SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish kronor terms changes according to the relevant exchange rates, there is a substantially identical offsetting change in the Swedish kronor value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

                However, under U.S. GAAP the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish kronor terms of the borrowing is taken to earnings. This leads to a mismatch between recognition of the income statement impact of changes in currency exchange rates, with exchange rate changes impacting funding liabilities reported in current earnings whereas exchange rate changes impacting the carrying amount of available for sale securities are reported as a component of other comprehensive earnings.

                The result of the foregoing is that for the year 2005 SEK’s U.S. GAAP profits were reduced by Skr 2,617.9 million compared to Swedish GAAP profits, and for the years 2004 and 2003 SEK’s U.S. GAAP profits were increased by Skr 1,000.0 million and by Skr 720.4 million, respectively, compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders’ funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders’ funds).

Other — Other items include the fair value of a step up in value of acquired property not recognized under U.S. GAAP (see Note 17 and the section “Deferred taxation” above).

Earnings per share — Earnings per share (Swedish GAAP) and earnings per share (U.S. GAAP) are calculated as, respectively, net profit (Swedish GAAP) per share and net profit (U.S. GAAP) per share.  The total number of shares at December 31, 2005, 2004 and 2003, was 990,000.

No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company’s net profit would be offset by an adjustment in the amount reimbursed by the State. (See Notes 1(b) and 1(c)).  Due to the retention of some credit risk on loans extended by the Company within the S-system, under U.S GAAP SEK would be required to account for all effects related to the income statement of the S-system as gross revenues or costs for SEK; such presentation would not however result in an adjustment to reported net income or shareholders’ funds under U.S. GAAP.

The following is a summary of the significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	December 31,
(In millions of Skr unless otherwise stated)	2005	2004	2003
Net profit for the period under Swedish GAAP	346.9	439.6	427.5
Amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	(3.9)	(5.1)	(6.4)
Gains/(losses) in connection with repurchases of own-debt	13.0	(21.9)	(55.7)
Derivatives and hedging activities	162.5	82.6	(177.8)
Accretion of discount on liabilities and amortization of premiums on assets that qualified for hedge accounting before adoption of SFAS 133	(171.9)	(171.9)	(182.5)
Foreign exchange differences on available-for-sale securities	(2,617.9)	1,000.0	720.4
Other	—	—	—
Tax effect of U.S. GAAP adjustments	733.1	(247.4)	(83.5)
Deferred taxation	0.3	0.8	1.2
Net adjustments	(1,884.8)	637.1	215.7
Net profit for the period under U.S. GAAP	(1,537.9)	1,076.7	643.2

Earnings (loss) per share under U.S. GAAP (Skr)	(1,553.4)	1,087.6	649.7

The following is a summary of the significant adjustments to comprehensive income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	December 31,
(In millions of Skr unless otherwise stated)	2005	2004	2003
Net profit for the period under U.S. GAAP	(1,537.9)	1,076.7	643.2
Other comprehensive income:
Difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences) *	(82.5)	16.7	(7.2)
Difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences **	2,617.9	(1,000.0)	(720.4)
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(5.1)	(44.8)	(67.3)
Tax effect on other comprehensive income	(708.5)	287.9	222.6
Total other comprehensive income	1,821.8	(740.2)	(572.3)
Comprehensive income under U.S. GAAP	283.9	336.5	70.9

*    Reclassification has been made in other comprehensive income related to securities sold during the period. The realized loss (exclusive of foreign exchange differences) on available-for-sale securities sold during the twelve-month period ending December 31, 2005, amounted to Skr 0.4 million (2004: gains 9.4, 2003: gains 4.5).

**  Reclassification has been made in other comprehensive income related to available-for-sale securities sold during the twelve-month period ending December 31, 2005. The realized gains (solely related to foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 260.7 million (2004: losses 93.5, 2003: losses 85.8).

The following is a summary of the significant adjustments to shareholders’ funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	December 31,
(In millions of Skr)	2005	2004
Shareholders’ funds under Swedish GAAP	3,738.7	3,391.8
Unamortized gains on securities transferred to held to maturity securities in 1996	15.6	19.5
Difference between fair value and book value in available-for-sale securities	37.1	119.6
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(1.6)	3.5
Derivatives and hedging activities	174.5	12.0
Discount on liabilities and premium on assets that qualified for hedge accounting prior to adoption of SFAS 133	819.7	991.6
Gains/(losses) in connection with repurchases of own-debt	1.1	(11.9)
Other	33.1	33.1
Tax effect of U.S. GAAP adjustments	(293.0)	(317.6)
Deferred taxation	(25.2)	(25.5)
Net adjustments	761.3	824.3
Shareholders’ funds under U.S. GAAP	4,500.0	4,216.1

Reportable segments of SEK’s operations under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” are SEK (exclusive of the S-system) and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b), Note 1(c), and Note 4.

The holding gains on available-for-sale securities, including foreign exchange difference adjusted from net profit, would under U.S. GAAP be reported as “Other Comprehensive Income” under SFAS No. 130 “Reporting Comprehensive Income”.

Accounting for derivative instruments and hedging activities — SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138 (the “Standard”) is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. The Standard requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

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
(4)

The risk of changes in its fair value attributable to changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

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

(A)

Hedge of changes in fair value due to interest rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap (IRS),  swapping fixed to floating interest rates.

(B)

Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a Cross currency interest rate swap (CIRS), going from fixed interest rate in one currency to floating interest rate in another currency.

(C)

Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A), above it is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of IRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate to floating interest rate.

(D)

Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of CIRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate in one currency to floating interest rate in another currency.

            Both at inception of the hedge and on an ongoing basis, SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

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

            Under U.S. GAAP some of the inherent uncertainty of valuation techniques when calculating fair value related to securities and derivatives will have a greater impact than under Swedish GAAP. This is due to the fact that a large portion of financial assets, liabilities and derivatives is carried at fair value with effects of changes in fair value going through the income statement or directly to shareholders’ funds.

Quantitative disclosures about ineffectiveness —  Net gain or loss recognized in earnings representing (a) the amount of hedge ineffectiveness in fair value hedges, and (b) the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness is reported as one component of  “Derivatives and hedging activities” in the statement of significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP.  For the year ended December 31, 2005, net gains amounting to Skr 74.3 million (2004: 93.5) related to the amount of hedge ineffectiveness in fair value hedges were reported as one component of the item “Derivatives and hedging activities”.

Recent Accounting Matters

                In December 2004, FASB Statement No. 123 (revised 2004) “Share-Based Payments” (FAS 123(R)) was issued. FAS 123(R) is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and its related implementation guidance. The Company has no employee stock option plans or other services awarded with own equity instruments. FAS 123(R), accordingly, has no impact on the Company’s financial statements.

                In December 2004, FASB Statement No. 153 “Exchanges of Non-Monetary Assets — an amendment of APB Opinion No. 29” (FAS 153) was issued. FAS 153 amends ABP 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company does not expect that the adoption of FAS 153 will materially affect its financial position and results of operations under U.S. GAAP.

                In May 2005, FASB Statement No. 154, “Accounting Changes and Error Corrections” (FAS 154) was issued. Statement 154 replaces APB No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Changes in Interim Financial Statements. The Statement changes the accounting for, and reporting of, a change in accounting principles. Statement 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.. The statement has not had any effect on this report.

                In June 2005, the FASB provided new guidance with respect to accounting for certain embedded characteristics of debt and hybrid debt instruments including indexing and settlement provisions of put and call features.  Statement 133 Implementation Issue B16 provided clarification with respect to certain debt instruments denominated in non-functional currency of the issuer or creditor, whereas Implementation Issue No. B38, B39 provided interpretive guidance relating to when such embedded features require bifurcation. Guidance in Issues No. B38 and B39 will be effective for reporting periods beginning after December 15, 2005, and is not expected to have a significant effect on adoption.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. We are currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on the Company´s consolidated financial statements.

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 (“FSP EITF 03-1-1”), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115-1 and FAS 124-1. The final FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 require reference to existing accounting guidance when assessing whether impairment is other-than-temporary.

FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03-1, was superseded with the final issuance of FSP FAS 115-1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 is not expected to have a material impact on the Company´s consolidated financial statements.

SIGNATURES

The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

By	/s/Peter Yngwe
Peter Yngwe, President

Date: April 3, 2006

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Articles of Association (incorporated by reference to the Form 6-K filed by the Company on May 27, 2004, file no. 1-8382).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Registrant’s Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).

2.2

First Supplemental Indenture dated as of June 2, 2004 between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(b) to the Registrant’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006 and incorporated herein by reference).

2.3

Second Supplemental Indenture, dated as of January 30, 2006, between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(c) to the Registrant’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006 and incorporated herein by reference).

2.4

Fiscal Agency Agreement dated July 21, 2005 relating to up to Euro 25,000,000,000 aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

2.5

Deed of Covenant dated July 21, 2005 relating to up to Euro 25,000,000,000 aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

2.6

Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company’s U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.3 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).

2.7

Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company’s U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.4 to the

Company’s Annual Report on Form 20-F (file No. 1-8382) for for the year ended December 31, 2003 filed on the Company on April 28, 2004 and incorporated by reference herein).

2.8

Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation). (Filed as Exhibit 2.5 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for for the year ended December 31, 2003 filed by the Company on April 28, 2004 and incorporated by reference herein).

7.1	Calculation of Ratios of Earnings to Fixed Charges—U.S. Accounting Principles.

7.2	Calculation of Ratios of Earnings to Fixed Charges—Swedish Accounting Principles.

8.1	Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB, and SEK Financial Services AB, each of which is incorporated in Sweden.

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of the Independent Registered Public Accounting Firm.