Form 20-F/A
period 2006-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2007-04-04
CIK 352960

As filed with the Securities and Exchange Commission on April 4, 2007

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

☐ Yes       ☐No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2006 of AB Svensk Exportkredit (Swedish Export Credit Corporation) is filed to insert dates on page F-1 and Exhibit 15.1 that were included in the original signed pages but not in the conformed copies filed on EDGAR.

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

Note 37 which are as of April 2, 2007

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

SIGNATURES

The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report Form 20-F/A on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

	By	/s/Peter Yngwe
Peter Yngwe, President

Date: April 4, 2007

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