Form 20-F
period 2007-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2008-04-01
CIK 352960

As filed with the Securities and Exchange Commission on April 1, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

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

Västra Trädgårdsgatan 11 B, Stockholm, Sweden

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
5.721% Redeemable Notes due 2020	New York Stock Exchange

ELEMENTS Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022	NYSE Arca

Accelerated Return Bear Market Notes Linked to the Consumer Discretionary Select Sector Index due April 6, 2009	American Stock Exchange

Accelerated Return Notes Linked to the Dow Jones Industrial Average due May 6, 2009	American Stock Exchange

ELEMENTS Linked to the MLCX Biofuels Index - Total Return due February 13, 2023	American Stock Exchange

ELEMENTS Linked to the MLCX Grains Index - Total Return due February 13, 2023	American Stock Exchange

Accelerated Return Notes Linked to the MSCI Emerging Markets Index due April 7, 2009	American Stock Exchange

Accelerated Return Notes Linked to the Nikkei 225 Index due April 8, 2009	American Stock Exchange

ELEMENTS Linked to the Rogers International Commodity Index - Agriculture Total Return due October 24, 2022	American Stock Exchange

ELEMENTS Linked to the Rogers International Commodity Index - Energy Total Return due October 24, 2022	American Stock Exchange

ELEMENTS Linked to the Rogers International Commodity Index - Metals Total Return due October 24, 2022	American Stock Exchange

ELEMENTS Linked to the Rogers International Commodity Index - Total Return due October 24, 2022	American Stock Exchange

Accelerated Return Notes Linked to the Russell 1000 Growth Index due May 5, 2009	American Stock Exchange

Accelerated Return Notes Linked to the Russell 2000 Index due April 6, 2009	American Stock Exchange

Accelerated Return Bear Market Notes Linked to the S&P 500 Index due May 5, 2009	American Stock Exchange

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

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP  ☒  International Financial Reporting Standards as issued by the International Accounting Standards Board

☐  Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

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

i

In this Report, unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”). See Item 3, “Key Information”, for a description of historical exchange rates and other matters relating to the Swedish kronor. On March 28, 2008, the exchange rate for into Swedish kronor per U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Skr 5.9540 per U.S. dollar. No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at that rate.

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

Item 3.    Key Information

a.      General

The following selected financial data at and for the years ended December 31, 2007 and 2006 have been derived from SEK’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and IFRS as endorsed by the European Union. SEK prepares its accounts in accordance with IFRS, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

In 2007 SEK is for the first time presenting its result in accordance with IFRS. Additional requirements in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RR 30:06 Supplementary Accounting Regulations for Group Companies of the Swedish Financial Accounting Standards Council (RR) as well as the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2006:16) have been applied. The accounting policies of the parent company are the same as in the consolidated financial statements, except as stated in Note 1 (m) to the Consolidated Financial Statements. The financial year 2006 constitutes the comparative year, and therefore, the opening balance for IFRS has been established as of January 1, 2006.

In addition to showing operating profit under IFRS, SEK presents Core Earnings, a non-IFRS financial measure that excludes certain market valuation effects from operating profit.  SEK also shows return on equity based on Core Earnings as well as on operating profit under IFRS.  Based on its experience with SEK’s economic hedging practices, it is SEK’s opinion that Core Earnings better reflects the effects of the economic hedging relationships on SEK’s activities by excluding changes in the market values of certain items that under IFRS have to be accounted for through profit or loss even though they are economically hedged.  See “Operating and Financial Review and Prospects—Results of Operations” for a reconciliation of Core Earnings to operating profit under IFRS.

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

Selected Financial Data

	Year Ended December 31,
(In Skr million, unless otherwise stated)	2007	2006
INCOME STATEMENT DATA

Net interest revenues	833.1	793.0
Operating income	821.6	786.3
Operating profit (IFRS)	506.9	501.3
Net profit (after taxes)	353.0	355.5
Pre-tax return on equity	11.9%	12.6%
After-tax return on equity	8.6%	9.1%
Earnings per share (Skr)	357	359
Dividend per share (Skr)	—	—
Recognized income and expenses	245.8	284.9
Core Earnings(A)	533.6	538.1
Pre-tax return on equity (Core Earnings)	12.7%	14.1%
After-tax return on equity (Core Earnings)	9.2%	10.2%
Ratios of earnings to fixed charges (B)	1.05	1.07

	At December 31,
(Skr million)	2007	2006
BALANCE SHEET DATA
Total credits outstanding	109,286.8	91,086.7
Total assets	297,259.2	245,215.1
Total debt	272,492.3	218,354.2
of which subordinated debt	3,039.9	3,104.6
Deferred taxes related to untaxed reserves (C)	357.3	357.1
Equity	4,496.5	4,250.7
Total liabilities and equity	297,259.2	245,215.1

(A)

Core Earnings is a non-IFRS financial measure that excludes certain market valuation effects that are included in determining operating profit under IFRS. See the discussion above and “Operating and Financial Review and Prospects—Results of Operations”

(B)

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK exclusive of the S-system.

(C)

In accordance with IFRS, no untaxed reserves are reported in separate line items in the Consolidated Balance Sheet nor are changes in untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are presented as (i) an after-tax portion, included in equity, and (ii) a portion representing deferred taxes, reported as one component of deferred tax liabilities. (See Notes 7 and 20 to the Consolidated Financial Statements.)

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

Calendar Year	High	Low	Average(A)	Period End
2008 (through March 28)	6.5289	5.9498	6.1671	5.9540
2007	7.1060	6.2356	6.7232	6.4568
2006	7.9656	6.7674	7.3098	6.8342
2005	8.2434	6.6855	7.5170	7.9370
2004	7.7725	6.5939	7.3320	6.6687
2003	8.7920	7.1950	8.0351	7.1950

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

One-Month Period Ended	High	Low
March 28, 2008	6.1598	5.9498
February 29, 2008	6.5116	6.1643
January 31, 2008	6.5289	6.3080
December 31, 2007	6.6089	6.3636
November 30, 2007	6.4111	6.2356
October 31, 2007	6.5156	6.3608
September 30, 2007	6.8946	6.4745

The noon buying rate on March 28, 2008 was USD 1 = Skr 5.9540

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

Item 4.    Information on the Company

a.      General

Aktiebolaget Svensk  Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”) is a “public company” according to the Swedish Companies Act.  It is wholly-owned by the Swedish State through the Ministry of Foreign Affairs (“Sweden” or the “State”). A Swedish Company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the denotation “publ” to its name.

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

From its roots and base in export credits, SEK’s product range has expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK’s clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments, an expertise that has earned international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of March 2008: AA+ from Standard & Poors and Aa1 from Moody’s Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

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

Since the early 1990s, SEK has been involved in Sweden’s fast-growing trade with the developing countries in the Baltic region. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and other Nordic business. Within the framework of these activities there are also increased business opportunities that have been created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe.

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

The following table summarizes SEK’s credits outstanding and debt outstanding at December 31, 2007 and 2006:

	At December 31,
(Skr million)	2007	2006

Total credits outstanding (A)	109,287	91,087

Total debt outstanding	272,492	218,354

(A)          Amounts of credits as reported includes all credits – i.e., credits documented as interest-bearing securities as well as credits granted against traditional credit agreement documentation. These amounts, in  SEK’s opinion, reflect the real credit/lending volumes of SEK. The comments regarding lending volumes included in this report therefore refer to amounts based on this definition unless otherwise stated. (See also Note 10 to the Consolidated Financial Statements.)

b.      Lending Operations — General

The following table sets forth certain data regarding the Company’s lending operations during the two-year period ended December 31, 2007:

	Year ending December 31,
(Skr million)	2007	2006
Offers of long-term credits accepted	53,143	56,923
Total credit disbursements	36,496	31,844
Total credit repayments, including effects of currency translations	18,296	19,397
Total net increase/ (decrease) in credits outstanding	18,200	12,447

Credits outstanding at December 31:
Credits outstanding	109,287	91,087
Credit commitments outstanding but undisbursed	22,454	21,889

Most of the credits granted by SEK are related to Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are Western Europe and North America. However, exports to other, including less developed, markets are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its counterparty risk exposure policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but on the creditworthiness of individual counterparties from whom SEK accepts counterparty risk exposure.

The following two tables show amounts outstanding split by geography and exposure classes of SEK’s gross exposure (taking into account prevailing guarantees but not collateral) by domicile of counterparty at December 31, 2007 and net exposure  (taking into account prevailing guarantees and collateral) split by geography and exposure classes. The tables for 2007 have been adapted to prevailing rules under Basel II and are therefore not comparable with similar information at December 31, 2006.

Gross exposure split by geography and exposure classes

Skr billion	Central governments	Regional governments	Government export credit agencies	Multilateral development banks	Financial institutions	Securitization positions	Corporates	Total	Share
Asia	0.0	0.0	0.0	0.0	0.4	0.1	0.3	0.8	0%
North America	0.0	0.0	3.8	0.0	11.5	4.5	1.9	21.7	8%
Oceania	0.0	0.0	0.0	0.0	3.8	10.4	0.0	14.2	5%
Sweden	25.2	16.9	0.0	0.0	26.4	0.3	24.2	93.0	33%
Other Nordic countries	4.3	3.6	0.2	0.0	8.4	0.8	15.5	32.8	12%
Other European countries	1.0	0.0	21.9	0.8	54.2	37.6	7.0	122.4	43%
	30.5	20.5	25.9	0.8	104.7	53.6	48.9	284.9	100%

Net exposure split by geography and exposure classes

Skr billion	Central governments	Regional governments	Government export credit agencies	Multilateral development banks	Financial institutions	Securitization positions	Corporates	Total	Share
Asia	0.0	0.0	0.0	0.0	0.4	0.1	0.3	0.8	0%
North America	0.0	0.0	3.7	0.0	15.9	1.1	1.2	21.9	8%
Oceania	0.0	0.0	0.0	0.0	3.8	10.4	0.0	14.2	5%
Sweden	21.1	14.3	0.0	0.0	32.4	0.3	13.7	81.8	30%
Other Nordic countries	4.2	3.5	0.2	0.0	8.6	0.8	7.2	24.5	9%
Other European countries	1.0	0.0	18.8	0.7	72.9	36.0	1.6	131.0	48%
	26.3	17.8	22.7	0.7	134.0	48.7	24.0	274.2	100%

The table below shows the geographic distribution of SEK’s credits outstanding and committed by domicile of borrower at December 31, 2006. The table further shows, by domicile and category, the related risk counterparties from whom SEK’s counterparty risk exposures are allocated when taking into account prevailing guarantees and collateral.

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

SEK’s lending also includes financing in cooperation with intergovernmental organizations and foreign export credit agencies. These credits are included under the relevant underlying type of credit.

The Company also extends export financing by establishing credit lines or protocols, principally with countries in Eastern Europe and Asia. These credits are included under the relevant underlying type of credit.

Credits outstanding (exclusive of those under the S-System) at December 31, 2007 and 2006 were distributed among SEK’s various categories of credits as follows:

Credits outstanding, type of credits (Skr million)	2007	2006

Financing of capital goods exports	32,063	22,383
Other export related credits	48,450	40,482
Infrastructure	20,006	19,158
Total	100,519	82,023

Offers granted by the Company for credits that borrowers accepted (exclusive of those under the S-System) during the years ended December 31, 2007, and 2006 were distributed among SEK’s various categories of credits as follows:

Offers accepted, type of credit (Skr million)	2007	2006

Financing of capital goods exports	26,292	16,136
Other export related credits	14,844	16,499
Infrastructure	10,678	15,751
Total	51,814	48,386

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

Before the Company makes any credit commitment, it ensures that the currency in which the credit is to be funded is expected to be available for the entire credit period at an interest rate (taking into account the costs of currency swaps) that, as of the day the commitment is made, results in a margin that the Company deems sufficient. Except for the portion of the Company’s credits in Swedish kronor that are financed by the Company’s shareholders’ funds and untaxed reserves, the Company borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Company may accordingly decide not to hedge for movements in interest rate risk particular credit commitments until some time after they are made. Interest rate risks associated with such uncovered commitments are monitored closely and may not exceed interest rate risk limits established by the Board of Directors. The Company’s policies with regard to counterparty exposures are described in Note 32  to the Consolidated Financial Statements.

The Company’s initial credit offer and subsequent credit commitment set forth the maximum principal amount of the credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

The following table shows the currency breakdown of credit offers accepted for credits with maturities exceeding one year for each year in the two-year period ended December 31, 2007.

	Percentage of credit offers accepted
Currency in which credit is denominated	2007	2006
Swedish kronor	33%	40%
Euro	31%	41%
U.S. dollars	35%	18%
Other	1%	1%
Total	100%	100%

The decrease in the Swedish kronor component of new credit offers accepted in 2007 reflects a relative decrease in SEK’s granting of credits to Swedish municipalities and financial institutions. SEK has during the credit turmoil in the second half of 2007 been more selective in granting of credits to other than the Swedish export industry. The increase in the U.S. dollar component of new credit offers accepted in 2007 reflects a trend toward increased demand for traditional export credits from Swedish companies where the export credits are often denominated in U.S. dollar.

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

The following table sets forth the volumes of offers accepted, undisbursed credits at year end, new credits disbursed and credits outstanding at year end under the various programs in the S-system for each year in the two-year period ended December 31, 2007. The decrease in volumes of offers accepted and undisbursed credits at year end under the CIRR-credits program was related to a decline in demand from exporters for such credits. The increase in volumes of offers accepted and undisbursed credits at year-end under the concessionary credit program in 2007 was primarily related to a few large transactions made.

	Concessionary Credit Program		CIRR-credits		Total
(Skr million)	2007	2006	2007	2006	2007	2006

Offers accepted	604	38	725	8,499	1,329	8,537
Undisbursed credits at year-end	492	16	12,123	14,147	12,615	14,163

New credits disbursed	145	102	1,799	1,935	1,944	2,037
Credits outstanding at year-end	711	858	8,076	8,267	8,787	9,125

Credit Support for Outstanding Credits

The Company’s policies with regard to counterparty exposures are described in also Note 32 to the Consolidated Financial Statements.

The following table shows the credit support by category for the Company’s outstanding credits for the two-year period ended December 31, 2007. As most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, this table reflects the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

Consolidated Group

	Percentage of Total Credits
	Outstanding at December 31,
	2007	2006
Credits with Swedish State guarantees via EKN (A)	14%	14%
Credits with Swedish State guarantees via National Debt Office (B)	0%	1%
Credits with Swedish State guarantees (total)	14%	15%
Credits to or guaranteed by Swedish credit institutions (C)	15%	17%
Credits to or guaranteed by foreign bank groups or governments (D)	39%	35%
Credits to or guaranteed by other Swedish counterparties, primarily corporations (E)	10%	7%
Credits to or guaranteed by Municipalities	14%	17%
Credits to or guaranteed by other foreign counterparties, primarily corporations	8%	9%
Total	100%	100%

See “–  Lending Operations – General” for information on the geographical distribution of borrowers.

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

(C)       At December 31, 2007, credits in this category amounting to approximately 5% (2006: 6%) of total credits were obligations of the four largest commercial bank groups in Sweden including credit guarantees in the form of bank guarantees or credit derivatives.

(D)      Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including credit guarantees in the form of bank guarantees or credit derivatives.

(E)       At December 31, 2007, approximately 63% (2006: 66%) of credits in this category represented credits to or guarantees issued by ten large Swedish corporations.

See also Note 32 to the Consolidated Financial Statements.

The decline in credits guaranteed by the Swedish Government is a result of SEK’s diversification strategy. Under this strategy, SEK’s intention is to reduce the relative proportion of its risk exposure towards Swedish counterparties.

c.         Organization

SEK has the following business segments: granting of credits; advisory services; and capital market products.  SEK organizes its activities in these segments into three main business areas: Corporate & Structured Finance, Advisory Services, and SEK Securities. Further more, SEK’s Capital Markets group is responsible for funding, liquidity and related matters.

Corporate & Structured Finance. The Corporate & Structured Finance group is responsible for all activities in general lending, export credits, project finance, leasing and other structured finance projects, as well as origination and advisory services. The business area Corporate has overall responsibility for SEK’s relationships with its customers.  The business area Structured Finance is responsible for structured finance solutions, project financing and leasing products. As a complement to SEK’s lending activity, the business area Advisory Services offers independent consulting services to both the private and public sectors based on SEK’s experience in various areas, especially export credits and project finance, risk management and capital markets.

Advisory Services. Advisory Services is SEK’s independent consulting service.

SEK Securities. AB SEK Securities is a wholly-owned subsidiary with a license from the Swedish Financial Supervisory Authority to conduct a securities business. AB SEK Securities intermediates capital markets products to third party investors principally in the primary market via private placements.

Capital Markets. The Capital Markets group comprises five sub-functions: Funding, Liquidity Management, Syndication, Credit Investments and Emerging Markets. Funding is responsible for managing SEK’s borrowing program and Liquidity Management is responsible for the investment of SEK’s liquidity portfolio. See also Item 5, “Operating and Financial Review and Prospects – Liquidity, Capital Resources and Funding – Liquidity”. Syndication handles risk syndication and risk cover solutions. Credit Investments handles corporate bond investment and trading. Emerging Markets handles borrowing and lending in emerging markets currencies.

Segment revenues other than granting of credits represent together less than 4 percent of the total revenues, and therefore segment revenues are not separately disclosed.

In addition, SEK maintains a risk control unit, an internal audit function and a compliance function that operates independently of the business areas. See also Note 32 to the Consolidated Financial Statements.

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

Among other things, the Supervisory Authority requires SEK to submit reports on a three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority also may (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Company’s financial statements and the management of the Company.

As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to a single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

As of January 1, 2007, the revised capital adequacy rules of the Basel Committee on Banking Regulations and Supervisory Practices at the Bank for International Settlements (the “Basel Committee”), referred to as Basel II, became applicable to credit institutions in Sweden and the European Union, including SEK. In July 2005, SEK submitted an application to the Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basel II. In March 2007, the Supervisory Authority finally determined that SEK can use an Internal Ratings Based Approach when calculating risk-weighted claims under Basel II based on legislation adopted in Sweden in the beginning of 2007. The quantitative analysis regarding Pillar I (methods for calculating minimum capital requirements for certain risks) was implemented in 2005. During 2006 the required capital base, depending on the Company’s risk profile with regard to all relevant risks, was established (Pillar II).  Reporting under the new rules was made for the first time as of March 31, 2007. See also Note 31 to the Consolidated Financial Statements for further details on the Capital Adequacy of SEK and Note 32 to the Consolidated Financial Statements for a discussion regarding Basel II and its effects.

The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee.  The principal measure of capital adequacy is a capital to risk asset ratio, which compares the capital base to the total of assets and off-balance sheet items. The capital base is divided into two components, one of them being “core” or “Tier 1” capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Non-cumulative preferred shares and similar instruments may not be included in Tier 1 capital to the extent they exceed 15% of the Tier 1 capital other than non-cumulative preferred shares and similar instruments. The other component in the capital base is “supplementary” or “Tier 2” capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with an original term of at least five years (with a deduction of 20% for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk depending on the debtor or the type of collateral, if any, securing the assets. Under the new regime, Basel II, a greater emphasis is placed on ratings and all of SEK’s counterparties are internally rated by SEK in order to meet the capital requirements. The minimum capital ratio requirement under pillar I is 8%, and not more than 50% of an institution’s regulatory capital may comprise supplementary capital. SEK’s policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2007, SEK’s total regulatory capital ratio was 8.9% (2006: 13.8%) and its Tier 1 ratio was 6.5% (2006: 9.4%). The regulatory capital ratio was negatively affected by certain transitional rules imposed by the Swedish Financial Supervisory Authorities which will remain in place until the financial year 2010. SEK’s total regulatory capital ratio exclusive of transitional rules at December 31, 2007, was 17.1% (2006: 13.8%) and its Tier 1 ratio was 12.4% (2006: 9.4%). See also Note 31 to the Consolidated Financial Statements.

Under the regulatory rules for large exposures, a “large exposure” is defined as a (risk-weighted) exposure to a single counterparty (or counterparty group) that exceeds 10% of the institution’s regulatory total capital base. These rules state that no individual large exposure may exceed 25% of the regulatory total capital base of the institution, and that the aggregate amount of large exposures may not exceed 800% of the institution’s regulatory total capital base. The aggregate amount of SEK’s large exposures on December 31, 2007, was 327% (2006: 148%) of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to twenty-two (2006: eleven) different counterparties (or counterparty groups). These counterparties (or counterparty groups) were all rated by at least one of the major rating agencies, Moody’s and Standard & Poor’s, with ratings of not lower than investment grade.

The Company’s subsidiary, AB SEK Securities, is licensed to conduct a securities business and as such is regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act.

e.                           Competition

SEK is the only institution authorized by the State to make export financing credits under the S-system. In that connection, and with support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries which have similar support from their respective domestic export credit agencies, who also provide government-supported export credits. Lending from SEK exclusive of the S-system, including infrastructure credits mainly to municipalities, faces competition from other Swedish and foreign financial institutions, as well as from direct or indirect financing programs of exporters themselves. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

f.                             Property, Plants and Equipment

The Company owns, through its wholly-owned subsidiary AB SEKTIONEN, an office building in the City of Stockholm. The major part of the building is used by the Company as its headquarters.

Item 4A.           Unresolved Staff Comments

None.

Item 5.             Operating and Financial Review and Prospects

a.               Overview

Substantially all of SEK’s revenues and net income derive from the net interest revenues earned on its credits and interest-bearing securities. Funding for these assets comes from equity and debt securities issued in the international capital markets. Accordingly, key elements in SEK’s profits from year to year are the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt, the rate of interest earned on the investment of its equity and the outstanding volumes of credits and interest-bearing securities in the balance sheet, as well as the relative proportions of its assets funded by debt and equity.

In recent years SEK’s profit under IFRS (for the financial years 2007 and 2006) and under Swedish GAAP (prior to 2006) has mainly been declining. The decline reflects several factors, including (1) a reduction in equity in 2003 in connection with changes in SEK’s ownership, resulting in a higher portion of SEK’s assets being funded through debt financing, and (2) the lower interest rate environment in recent years that has resulted in maturing investments of the Company’s equity being reinvested at lower rates. However, the impact of these factors on operating profit has diminished during 2006 and 2007.  One of the additional factors affecting net profit has been higher volumes of debt-financed interest-bearing assets in the balance sheet, however at lower margins. The margin on new business improved somewhat during 2006 and 2007 and that has provided some positive effect on net profit in 2007. Furthermore, increased costs related to new and pending regulations, particularly Basel II, IFRS, and the Sarbanes-Oxley Act of 2002 (SOX) have affected net profit negatively in recent years, especially during 2005, 2006 and 2007. During the second half of 2007 the turmoil on the international credit markets affected SEK’s profit negatively with write-downs on securities in the trading portfolio.

The Company has continued to rebuild equity through retained earnings and a restrictive dividend policy. In recent years SEK has also expanded into business areas that may produce non-interest revenue, although commission income has not thus far made a material contribution to SEK’s revenues and profits.

b.              Critical Accounting Policies and Estimates

Critical Accounting Policies and Estimates under IFRS

When applying the accounting policies management makes judgments and estimates that have significant effect on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the Company believes are fair and reasonable. These estimates and the judgment behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later, to some extent, differ from the estimates and the assumptions made. Please see below for items where critical estimates have been made. Management assesses judgments made in the following matters to be of most significance:

•        The functional currency of the parent company;

•        Classifications of securities as quoted on an active market;

•        The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments are carried at fair value; and

•        SEK as an agent with respect to the S-system.

Furthermore, the Company has identified the following key areas of uncertainty in applying IFRS to certain estimates:

•        Provisions for probable credit losses; and

•        Estimates of fair values when quoted market prices are not available.

The functional currency of the parent company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. The majority of its assets, liabilities and related derivatives are denominated in foreign currencies such as U.S. dollar and EUR.  Under IFRS both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables management makes a judgment on whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established a operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty additional qualitative criteria are taken into consideration in accordance with a predefined format.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments are carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. Management makes judgments in selecting the most appropriate valuation technique for the different financial instruments held by the group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different.

When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models and discounted cash flows. Some of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately.

When the derivative instruments are carried at fair value, fair value is calculated based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instruments or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results.

If the assumptions underlying those internal models were to change it could result in a material change in the fair value of those assets or liabilities.

SEK as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment where SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as: (i) SEK does not in substance, even though in format, have risk and reward of ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish state. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s income statement would be unchanged. See Note 24 to the Consolidated Financial Statements for details about revenues and expenses in the S-system.

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held, and after considering existing guarantees and collaterals, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change it could result in a material change in provisions for probable credit losses.

Estimates of fair values when quoted market prices are not available

If a transaction is classified at fair value through profit or loss it includes valuing the hedged item to its full fair value. When quoted market prices are not available for such transactions certain assumptions must be made about the credit spread included in these transactions. If these assumptions were to change it could result in a material change in the fair value of these transactions.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products where the fair value of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models for valuing these transactions at fair value. If these assumptions were to change it could result in a material change in the fair value of these transactions, however with no net effect on profit or loss or equity, because all such contracts are part of exactly matched hedge relationships. Accordingly, any uncertainty that exists about the value of one individual balance sheet item always should be exactly offset by a balance sheet item with inverse value.

c.             Assets and Business Volume

Total Assets

After the implementation of IFRS at January 1, 2007 (including comparative figures for 2006), higher volumes of assets are recognized in the balance sheets mainly due to the fact that all derivatives under IFRS are carried at fair value while under Swedish GAAP they were mainly carried at amortized costs. The gross value of certain balance sheet items, which effectively hedge each other, primarily the items derivatives (assets or liabilities) and senior securities issued, is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets. (See Note 12 to the Consolidated Financial Statements.)

SEK’s total assets at December 31, 2007, increased to Skr 297.3 billion (2006: Skr 245.2 billion) an increase of 21 percent. The main components of the net change in total assets were a Skr 36.0 billion increase in the portfolio of interest-bearing securities, and a Skr 18.2 billion increase in the credit portfolio. Currency exchange effects positively affected the book values of these portfolios by approximately Skr 3.1 billion primarily as a result of the appreciation of the Euro against the Swedish kronor. Credits outstanding represented Skr 109.3 billion (2006: Skr 91.1 billion) of total assets, while interest-bearing securities represented Skr 159.9 billion (2006: Skr 123.9 billion).

In addition to the revenue-generating assets, the balance sheet at year-end 2007 also included Skr 20.3 billion (2006: Skr 22.6 billion) representing derivatives,  Skr 5.3 billion (2006: Skr 4.2 billion) representing accrued and prepaid items, Skr 0.1 billion (2006: Skr 0.2 billion) representing non-financial assets, and Skr 2.3 billion (2006: Skr 3.3 billion) representing other assets. The approximate month-end average volume of total assets during the year was Skr 234 billion (2006: Skr 201 billion).

SEK maintains a high level of liquid assets and a low funding risk. At December 31, 2007, the aggregate volume of  borrowed funds and equity exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity. See also the graph “Development over Time of SEK’s Available Funds” in Note 32 to the Consolidated Financial Statements. SEK’s current policy is to invest its surplus liquidity in instruments with average maturities not exceeding three years and average ratings of at least AA3 from Moody’s and AA- from Standard & Poor’s.

Business Volume

The Swedish export industry was strong during 2007 and SEK completed a large number of transactions. The volume of new customer financial transactions during 2007 amounted to Skr 56.8 billion (2006: Skr 63.9 billion).

Of total lending, export credits and loans to companies increased in particular, amounting to Skr 33.8 billion compared with Skr 27.7 billion during 2006. The outstanding volume of offers at the end of 2007 was Skr 45.6 billion (2006: Skr 25.8 billion). SEK provided large volumes of credits to the export industry during 2007 in the form of export credits, project financings, leasing agreements, bilateral credits, as well as other types of tailor-made financing solutions.

SEK has also broadened its product offer and attracted several new customers. The decision was taken to start two new business areas – Trade Finance and Customer Finance.

SEK now has staff stationed in Singapore in order to better support the Swedish trade industry’s presence in Asia. SEK has furthermore strengthened its potential of offering customers financing in local currency.

Together with ALMI Företagspartner AB (ALMI), the Swedish Exports Guarantee Board (EKN), the Swedish Trade Council and the Swedish Fund for Industrial Cooperation with Developing Countries (Swedfund), SEK has created what is known as the Export Loan, which has been specially developed for small and medium-sized companies. The Export Loan is now available to the market via ALMI’s offices.

SEK has also been involved in a number of infrastructure and technical projects with the objective of improving the environment, and SEK entered into an agreement with the Nordic Environment Finance Corporation (Nefco) during 2007.

SEK’s securities company, SEK Securities, strengthened its market position during 2007. SEK Securities has been appointed dealer for a number of Swedish loan programs, and has arranged a large number of bond loans with long tenors in various currencies for SEK’s customers.

SEK’s advisory services were also active in the market during the year. Assignments concerned both international projects and Swedish companies.

New Customer Financial Transactions:

	Year ended December 31,
(Skr billion)	2007	2006
Export credits	18.0	18.6
Other credits to exporters	9.6	6.0
Credits to other corporates	6.2	3.1
Credits to public sector	10.7	15.8
Credits to financial sector	8.6	13.4
Syndicated customer transactions	3.7	7.0
Total	56.8	63.9

Skr 1.3 billion (2006: Skr 8.5 billion) of long-term credits was granted under the S-system. See Note 24 to the Consolidated Financial Statements

The total amount of credits outstanding and credits committed though not yet disbursed increased during the year to Skr 131.7 billion at December 31, 2007 (2006: Skr 113.0 billion), of which Skr 109.3 billion (2006: Skr 91.1 billion) represented credits outstanding, an increase of  20 percent. The increase was related mainly to increased new business volumes. Of the aggregate amount of Skr 131.7 billion (2006: Skr 113.0 billion) of credits outstanding and credits committed, Skr 21.4 billion (2006: Skr 23.3 billion) was related to the S-system, of which Skr 8.8 billion (2006: Skr 9.1 billion) represented credits outstanding.

The aggregate amount of outstanding offers for new credits at year-end increased to Skr 45.6 billion (2006: Skr 25.8 billion).

Volume Development, Lending (Skr million)

			Of which S-system
					Of which
	Total		Total		CIRR- credits	Concessionary credits
	2007	2006	2007	2006	2007	2007
Offers of direct long-term credits accepted	53,143	56,923	1,329	8,537	725	604
Syndicated customer transactions	3,683	7,010	—	—	—	—
Total customer financial transactions	56,826	63,933	1,329	8,537	725	604
Undisbursed credits at year-end	22,454	21,889	12,615	14,162	12,123	492
Credits outstanding at year-end	109,287	91,087	8,787	9,125	8,076	711

d.                          Counterparty Risk Exposures.

The quality of SEK’s assets remains high. There were no major shifts in the breakdown of SEK’s counterparty risk exposures. The amounts of gross counterparty exposures, before taking into consideration credit guarantees and other risk-mitigating instruments, is shown in Note 32 to the Consolidated Financial Statements.

SEK has maintained, and intends to continue to maintain, a conservative policy as regards counterparty exposures arising from its credit portfolio and from other assets as well as from derivative instruments and other financial instruments traditionally accounted for as off-balance sheet instruments. SEK’s policy as regards to counterparty exposures is to be selective in its acceptance of counterparty exposures in order to ensure high overall credit quality in its portfolio.

The table below shows a break-down, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearing securities, derivatives, and off-balance sheet items as of December 31, 2007 and 2006, respectively.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:

	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
Classified by type of	December 31, 2007		December 31, 2006		December 31, 2007		December 31, 2006		December 31, 2007		December 31, 2006
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	58.6	19	43.9	19	43.6	16	36.3	17	15.0	51	7.6	34
Municipalities	20.5	7	19.1	8	15.2	6	16.7	8	5.2	18	2.4	11
Mortgage institutions	9.6	3	7.3	3	9.6	4	7.3	3	—	—	—	—
Banks	113.4	39	90.7	38	108.0	40	84.8	39	5.4	18	5.9	26
Other credit institutions	71.3	24	62.4	26	69.2	25	57.8	27	2.1	7	4.6	21
Corporations	25.0	8	14.2	6	23.1	9	12.3	6	1.8	6	1.9	8
Total	298.4	100	237.6	100	268.7	100	215.2	100	29.5	100	22.4	100

             SEK has no direct exposure to the US-sub-prime market. However, SEK has exposure to two Collateralized Debt Obligations (CDO’s), totalling USD 99 million, which may include investments up to 25% of the issue in sub-prime Asset-Backed Securities (ABS’s) with initial ratings of at least A. One of these CDOs is rated AAA/Aaa, while the second was downgraded in March 2008 from AAA/Aaa to Aa3 by Moody’s Investors Service and A- by Standard & Poor’s.

e.          Results of Operations

SEK

Net interest revenues totaled Skr 833.1 million (2006: Skr 793.0 million) an increase of 5 percent. The increase was due to increased average volumes in interest-bearing assets.

The average volume of debt-financed assets (including credits in the S-system) totaled Skr 234 billion (2006: Skr 201 billion) an increase of 16 percent.  The average margin of such volume was 0.28 percent (2006: 0.30 percent), a decrease of 7 percent. The decrease in average margin of debt financed assets in 2007 was due to decreased margins in the liquidity portfolio as well as in the credit portfolio. During the fourth quarter the margins have increased somewhat in 2007 compared with 2006, mainly due to lower borrowing costs.

Net interest revenues includes Skr 29.8 million (2006: Skr 25.4 million) representing remuneration from the S-system, based mainly on outstanding volumes of credits. This is compensation paid to SEK for carrying the S-system credits and the related credit risks in SEK’s balance sheets.

Commissions earned amounted to Skr 31.6 million (2006: Skr 26.4 million). The increase was due mainly to higher amounts of capital market commissions. Commissions incurred amounted to Skr 19.1 million (2006: Skr 26.7 million).

Net results of financial transactions totaled a negative Skr 24.3 million (2006: Skr -7.9 million). The decrease was mainly due to realized and unrealized valuation effects in the trading portfolio amounting to Skr -39.1 million (2006: Skr 3.1 million), which however was counteracted by an increase in realized gains in repurchased debt, etc., amounting to Skr 41.5 million (2006: 25.1). Unrealized valuation effects in the trading portfolio are related to the change in credit spreads mainly during the third quarter, but to some extent also during the fourth quarter, due to the turbulent market conditions. The assets in the trading portfolio, with an average remaining maturity of less than two years, are considered to be of high quality and material realized losses are not expected in the portfolio. In addition, net results of financial transactions also reflects changes in fair value amounting to Skr -26.7 million (2006: Skr -36.8 million) related to other items in the balance sheet (see Note 4 to the Consolidated Financial Statements).

Administrative expenses in 2007 totaled Skr 284.0 million (2006: Skr 254.0 million), an increase of 12 percent. The increase arises from a 24 percent increase in personnel expenses that more than offset a 9 percent reduction in non-personnel expenses. During 2007 the personnel expenses were affected by a Skr 17.7 million (2006: Skr 2.8 million) provision under SEK’s general incentive system for its staff, which accounts for a major part of the increase in personnel expenses. The total cost for the incentive system for every individual year is limited to an amount equaling two months salary per employee plus social insurance costs. In addition to the general incentive system, SEK is also party to individual, performance-related remuneration agreements.The increase is also in part related to new regulations and to expanding business activities. Among other things, two new business areas have been established during the latter part of 2007, SEK Trade Finance and SEK Customer Finance. The average number of employees was 160 (2006: 151), an increase of 6 percent.

Depreciation of non-financial assets increased to Skr 30.2 million (2006: Skr 30.4 million). Costs were mainly related to depreciations of intangible assets related to SEK’s business system.

No credit losses were incurred during 2007 (2006: Skr 0.0 million).

Operating profit amounted to Skr 506.9 million (2006: Skr 501.3 million), an increase of 1 percent. The increase in net interest revenues was sufficient to offset the increase in administrative expenses and the decline in net results of financial transactions.

Net profit for 2007 was Skr 353.0 million (2006: Skr 355.5 million), after charges for taxes amounting to Skr 153.9 million (2006: Skr 145.8 million). The effective tax rate for 2007 was slightly higher at 30.4 percent (2006: 29.1 percent).

SEK discloses Core Earnings, which is a non-IFRS financial measure derived from our consolidated Operating profit under International Financial Reporting Standards (IFRS).  SEK considers that Core Earnings better reflects the impact of the economic hedge relationships on SEK’s activities by eliminating that portion of Net results of financial transactions that arises from changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives.  SEK seeks to ensure that these assets and liabilities are economically hedged as to interest rate, currency and any other risk with the result that SEK does not expect to book realized gains or losses on these items.

Accordingly, SEK believes that it is appropriate to have a measure of its operating performance for a financial reporting period that ignores changes in the values of these assets and liabilities during that period.

Core Earnings (reconciled to Operating profit under IFRS) and return on equity:

	Jan-Dec	Jan-Dec
(Skr billion)	2007	2006
Operating profit (IFRS)	506.9	501.3
Less changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives, reported as part of Net results of financial transactions – see Note 4 to the Consolidated Financial Statements	26.7	36.8
Core Earnings	533.6	538.1
Pre-tax return on equity (IFRS)	11.9%	12.6%
After-tax return on equity (IFRS)	8.6%	9.1%
Pre-tax return on equity (Core Earnings)	12.7%	14.1%
After-tax return on equity (Core Earnings)	9.2%	10.2%

Core Earnings amounted to Skr 533.6 million (2006: Skr 538.1 million), a decrease of 1 percent. The decrease in Core Earnings was mainly related to a decrease in net result of financial transactions related to unrealized losses in the trading portfolio.

Return on equity (IFRS) was 11.9 percent (2006: 12.6 percent) before taxes and 8.6 percent (2006: 9.1 percent) after taxes. Return on equity (Core Earnings) was 12.7 percent (2006: 14.1 percent) before taxes, and 9.2 percent (2006: 10.2 percent) after taxes.

In calculating return on equity based on Core Earnings, the total opening balance of equity of Skr 4,250.7 million under IFRS was reduced by an amount of Skr 61.3 million representing the reserves related to assets available for sale and reserves for cash flow hedge accounting.

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

CIRR credits, one of the two types of credits in the S-system, contributed to the S-system results with of Skr -0.3 million in 2007 (2006: Skr 26.6 million).

Costs related to concessionary credits, the other type of credits in the S-system, were Skr 42.5 million in 2007 (2006: Skr 64.4 million).

The S-system paid a net compensation to SEK amounting to Skr 29.8 million in 2007 (2006: Skr 25.4 million). This is compensation paid to SEK for carrying the S-system credits and the related credit risks on SEK’s balance sheets. Net deficit of both types of credits in the S-system is fully reimbursed by the state while net surplus is repaid to the state.

Results in the S-System by Type of Credit

	CIRR Credits		Concessionary Credits
(Skr million)	2007	2006	2007	2006
Net interest revenues	27	48	-41	-62
Remuneration to SEK	-28	-23	-2	-2
Foreign exchange differences	1	1	—	—
Total	0	26	-43	-64

f.                             Liquidity, Capital Resources and Funding

Liquidity

In accordance with SEK’s funding and liquidity policies, at December 31, 2007 the aggregate volume of funds borrowed and equity exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. See the graph “Development over Time of  SEK’s Available Funds” shown in also Note 32 to the Consolidated Financial Statements.

SEK endeavors to take advantage of borrowing opportunities that arise and always pre-fund its credits. Its interest-bearing securities, other than credits, were Skr 159.9 billion at December 31, 2007 (2006: Skr 123.9 billion), an increase of 29 percent compared to 2006. The increase in these investment securities reflected SEK’s increased borrowing activities in response to well diversified borrowing opportunities in all major capital markets. SEK has also during the latter half of 2007, during the credit turmoil that has negatively affected the financial industry, been more restrictive in granting credits other than to the Swedish export industry. Therefore, at year-end 2007 SEK had a high liquidity reserve in order to meet the expected continuance of the turmoil.

SEK’s policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2007, the value of its interest-bearing securities with maturities of one year or less was Skr 54.3 billion (2006: Skr 43.5 billion). At December 31, 2007, the aggregate of SEK’s credits and interest-bearing securities with maturities of one year or less was lower than its total senior debt with such maturities by Skr 17.7 billion, while at December 31, 2006 the aggregate of SEK’s credits and interest-bearing securities with maturities of one year or less was lower than its total senior debt with such maturities by Skr 24.6 billion. See also diagram “Development over Time of SEK’s Available Funds” in Note 32 to the Consolidated Financial Statements.

The following table sets forth as of December 31, 2007 the maturity profile of SEK’s contractual cash obligations.

Contractual Cash Obligations(3)

	At December 31, 2007
	Payments Due by Period
(Skr million)	Total	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	269,452.4	34,479.7	18,482.0	33,074.1	107,643.2	75,773.3
Subordinated debt(1)(2)	3,039.9	—	—	—	—	3,039.9
Other long-term obligations	16.1	—	—	0.5	2.5	13.1
Total contractual cash obligations	272,508.4

(1) Maturity, 2015, subject to redemption beginning in 2010 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million).

(2) Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

(3) Excluding derivative contracts that relate to hedged positions. Current fair value of these derivatives can be seen in Note 12 to the Consolidated Financial Statements. Cash payment obligations associated with such derivative financial instruments designated in a hedge relationship are arranged to correspond in timing and inversely in amount with cash flows under settlement of hedged assets and liabilities.

The following table sets forth the maturity profile of credits outstanding as of December 31, 2007.

	Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Outstanding	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Credits outstanding	109,286.8	782.0	4,980.3	10,781.7	40,649.5	52,093.3

The following table sets forth the maturity profile of SEK’s commercial commitments as of December 31, 2007, all of which represented committed undisbursed credits:

Commercial Commitments

	At December 31, 2007
	Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Outstanding	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Commercial commitments	22,454.2	—	43.1	411.4	6,130.6	15,869.1

For further information about funding and liquidity risk see the graph “Development over Time of SEK’s Available Funds” in Note 32 to the Consolidated Financial Statements

Funding

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

SEK was successful with its borrowing in 2007 despite an uneasy and turbulent market. The volume of new long-term borrowing in the year was Skr 108.0 billion (2006: Skr 61.3 billion), or USD 15.9 billion (2006: USD 8.3 billion). A number of large issues were completed during 2007. SEK carried out a total of four global issues in US dollars, including for the first time a ten-year global bond loan of USD 1.25 billion. SEK also issued its first so-called Maple Bond in aggregate principal amount of 300 million Canadian dollars and with a tenor of twelve years. In addition, SEK issued a number of public loans, including a three-year bond loan of 1 billion euros, which was the largest individual borrowing in SEK’s history. The strategy has been to diversify both the investor base and the borrowing products. Particular focus has been placed on increasing the proportion of private individuals in the investor base.

The outstanding volume of debt with original maturities of one year or less increased in 2007. At December 31, 2007, outstanding debt with remaining maturities of one year or less was Skr 86,035.8 million, compared with Skr 78,297.9 million at December 31, 2006.

             The rating level has remained unchanged during 2007. SEK’s long-term debt rating is AA+ from Standard & Poor´s and Aa1 from Moody’s. The maintenance of high ratings is essential to SEK’s funding costs and profitability.

Capital Adequacy

The Basel II regulations came into force in January 2007. See item 4d. Swedish Government Supervision  for a discussion on the new rules.

The capital adequacy ratio calculated according to Basel II, Pillar 1, at December 31, 2007, was 17.1 percent before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules, the capital adequacy ratio at December 31, 2007, was 8.9 percent (2006: 13.8 percent according to the old regulations, Basel I), of which the Tier-1-ratio was 6.5 percent (2006: 9.4 percent according to the old regulations, Basel I). The main reason for the decline was that classification of assets in the opening balance sheet was made in connection with the implementation of IFRS, which differs from the classification under Swedish GAAP. See also Note 31 to the Consolidated Financial Statements.

SEK’s dividend policy strives to provide SEK’s shareholder with a competitive long-term return on equity consistent with maintaining a risk capital that is well above the regulatory requirements. In recent years, however, a restrictive dividend policy has been followed to enable SEK to rebuild its equity capital, which had been reduced in 2003 in connection with the change in SEK’s ownership.

Certain Off-Balance Sheet Arrangements

SEK has not entered into any transactions, agreements or other contractual arrangements with any unconsolidated entities under which it has any obligations arising (1) under a guarantee contract, (2) out of a variable interest in an unconsolidated entity, or (3) under an instrument in SEK’s assets or to which it has transferred assets subject to a retained or contingent interest or similar arrangement that serves as credit liquidity or market risk support to such entity.

g.          Future Development

SEK’s future development is based on a number of factors, some of them which are difficult to predict and generally beyond the Company’s control. These factors include among other things the following:

•        Changes in general economic business conditions;

•        Changes and volatility in currency exchange and interest rates;

•        Dislocations in one or more segments of the financial markets; and

•        Changes in government policy and regulations and in political and social conditions.

SEK is not aware of that any of these factors as of the date of this report will have a material negative impact on the future of the Company.

h.          Recent Accounting Pronouncements Issued

The IASB has during 2007 issued one new standard (IFRS 8 Operating Segments) and amendments to certain other standards. The new standard and the amendments will come into force on January 1, 2009. It is, however, voluntary to adopt the new standard and the amendments already in 2007. SEK has chosen not to adopt the new standard and the amendments in 2007. The company is currently evaluating whether the adoption of the new standard and the amendments will have a material impact on its financial reporting. Furthermore, the International Financial Reporting Interpretations Committee (IFRIC) has adopted a number of new interpretations during 2007, none of which is deemed to have a material impact on SEK’s financial reporting. See Note 1 to the Consolidated Financial Statements.

Item 6.             Directors, Senior Management and Employees

The Board of Directors is responsible for the management of the Company.

The Company’s Articles of Association currently provide that the Board of Directors shall consist of six to nine directors. The State, as holder of all the Class A shares and Class B shares, elects the directors. The Annual General Meeting appoints the Chairman of the Board of Directors. The Board of Directors may appoint a Vice Chairman of the Board of Directors.

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

Board of Directors and Executive Officers

Name	Age*	Position

Ulf Berg	56	Chairman of the Board and Director
Christina Liffner	57	Vice Chairman of the Board and Director
Karin Apelman	46	Director
Pirkko Juntti	62	Director
Helena Levander	50	Director
Bo Netz	45	Director
Jan Roxendal	54	Director
Harald Sandberg	57	Director
Risto Silander	50	Director

Peter Yngwe	50	President
Måns Höglund	56	Executive Director, Corporate & Structured Finance
Jane Lundgren Ericsson	42	Executive Director, President, AB SEK Securities
Sirpa Rusanen	43	Executive Director, Human Resources
Sven-Olof Söderlund	55	Executive Director, Risk & IT
Per Åkerlind	45	Executive Director, CFO and Head of Capital Markets

* At December 31, 2007

Biographical Details

Mr. Berg was appointed Chairman of the Board and a director in May 2006. He has been President of  the Swedish Trade Council since 2004. Prior to that he has served in various executive capacities at Saab Ericsson Space, and Ericsson Microwave System and was President of Ericsson AB from 2002 to 2003. During 2003 to 2004 he ran his own management consulting company. He is director of Volvo Aero.

Mrs. Liffner was appointed a director by the State in June 2003 and Deputy Chairman of the Board in April 2004. She has served in various executive capacities at AssiDomän AB, ABB Atom AB, Asea AB and Surahammars Bruks AB since 1979. She is chairman of the board of Svensk Adressändring AB and the Swedish Endrometriosis Association. She is a director of Sveaskog AB,  Länsförsäkringar Bergslagen AB, SJR in Scandinavia AB, Vasakronan AB and Prevas AB.

Mrs. Apelman was appointed a director by the State in June 2003. She has been Director-General of The Swedish Export Credits Guarantee Board ( EKN) since 2007. Prior to that she served as Chief Financial Officer at Luftfartsverket since 2001. Prior to that she served in various executive capacities at Saab Aircraft Leasing and Scandinavian Airlines (SAS). She has previously served as Deputy Chairman of the Board of A-banan Projekt AB , Second Deputy Chairman of the Board of The Swedish Export Credits Guarantee Board (EKN) and Director of Göteborg City Airport, Deputy Director of Nordic Airport Properties AB and Arlanda Schipol Development Company AB.

Mrs. Juntti was appointed a director in May 2005. She has served in various executive capacities at the Board of Sales Taxation (VAT) in Turku, Finland, Ministry for Foreign Affairs in Helsinki, Finnish Export Credit Ltd, JP Morgan London and PCA Corporate Finance OY. She is a director and chairman of Audit Committee of Rautaruukki Oyj  and the Finnish aviation Authority Finavia.

Mrs. Levander was appointed a director in April 2004. She is CEO and Partner of Nordic Investor Services AB. Prior to that she has served in various executive capacities at Neonet AB, Odin Fonder and Nordea Asset Management. She is a director of SBAB, Mandator AB, Geveko AB, Transatlantic AB and Stampen AB.

Mr. Netz was appointed a director in May 2006. He has been Director at the Ministry of  Finance since 1995 and prior to that he served in various executive capacities at The Swedish National Audit Office and Ministry of Finance. He is Director of the Swedish Lotteriinspektionen (overall responsibility for licensing and supervision within the field of gambling).

Mr. Roxendal was appointed a director in 2007. He is Director of VBN Chamber Business Networks AB. He is chairman of the board of directors of Securia Intressenter AB. He is a Director of Vasakronan AB. Prior to that he has served as Chief Executive Officer of Intrum Justitia AB. Prior to that he has served as executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services.

Mr. Sandberg was appointed a director in May 2006. He has been Director at Ministry for Foreign Affairs since 1994 and from 1998 to 2005 he was Sweden’s Ambassador in Indonesia and South Korea.

Mr. Silander was appointed a director in April 2004. He is Director of East Capital Asset Management AB, Endeavour Funds Ltd., Quesada AB, 11 Real Asset Fund AB, The Trygg Foundation, Stronghold Invest AB, Varenne AB and BREVAN Howard Ltd. Prior to that he served 20 years in various executive capacities at Alfred Berg, ABN AMRO, UBS, Goldman Sachs, Handelsbanken and Citibank.

Mr. Yngwe has been President since April 1997. Prior to that he had been Chief Financial Officer of the Company from March 1991. From 1988 until then he served as Treasurer, Treasury and Trading Division of the Company, and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1984.

Mr. Höglund has been Executive Director, Head of Corporate & Structured Finance since January 2002. Prior to that he served as Head of Private Banking Sweden at Nordea beginning in 2000, and before that he served in executive capacities at Unibank Sweden Branch, FöreningsSparbanken/Sparbankernas Bank (Swedbank), Gotabanken, Stockholm, Götabanken, London and Hambros Bank, London.

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

Mr. Åkerlind has been Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in September 2000. Prior to that he served in various capacities within the Debt Capital Markets group beginning in 1990.

Compensation of Directors and Officers.

The aggregate remuneration of all directors and  executive officers as a group paid or accrued in 2007 was Skr 19.5 million (2006: Skr 18.1 million), all of which was in the form of salaries and variable remuneration, in the case of executive officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Company are covered by various national social service programs to which the Company contributes. The Company also maintains a pension plan with an insurance company to which the Company contributed approximately Skr 7.5 million (2006: Skr 7.7 million) on behalf of all officers as a group.

The total amount of the pension obligations related to executive officers (including those listed above), charged to results and reported as an allocation, was Skr 16.1 million at December 31, 2007 (2006: Skr 16.6 million).

The Chairman of the Board received Skr 0.2 million (2006: Skr 0.2 million) and each other director received Skr 0.1 million  (2006: Skr 0.1 million)  in remuneration in 2007. Certain directors received additional compensation for service on Board committees as set forth below.

The President’s remuneration and other benefits in 2007 totaled Skr 4.0 million (2006: Skr 3.9 million). The President did not receive any variable compensation. Of the total remuneration to the President, Skr 4.0 million (2006: Skr 3.8 million) is qualifying income for pension purposes. The President is entitled to annual pension benefits upon retirement at age 60 equal to 75 % of his terminal pay until age 65 after which it is reduced. Such commitments are covered by insurance.

Remuneration to other executive officers of the Company in 2007 totaled Skr 14.3 million (2006: Skr 13.1 million) of which Skr 4.2 million (2006: Skr 1.3 million) represented variable remuneration. The variable remuneration relate to individual set targets and targets defined in the Company’s business plan. Certain key executive officers of the Company (including those listed above) have employment contracts providing, in the event such contract is terminated by the Company, certain compensation during a period of, at the most, two years subject to deduction for any salary received in new employment. None of the Directors have contracts with the Company providing for benefits upon termination of service.

See also Note 5 to the Consolidated Financial Statements.

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

Except in the capacity of a director or in certain cases as officials of the Swedish State or companies it controls, no director is an affiliate of the Company or its management.

Appointing the Board of Directors and Auditors

As with the case for the Boards of other corporations wholly owned by the Swedish State, consistent and joint principles for a structured nomination process apply to the Board of Directors at SEK. The nomination process is handled by the Swedish Ministry for Foreign Affairs. This process is coordinated by the unit for government action within the Ministry of Industry, Employment and Communication. The State is responsible for appointing the Company’s independent auditors at the Annual General Meeting.

Review of Board activities

The Board of Directors met on ten occasions in 2007 and held one special strategy seminar. Board activities were conducted pursuant to established procedural rules. These meetings considered annual and interim financial statements, business operations, the business plan for 2008–2010, the budget for 2008, reports from internal audit and from the compliance function, incentive schemes, organizational and staffing issues, and current projects regarding the development of IT systems and issues relating to new accounting standards, the Sarbanes-Oxley Act, and the adoption of Basel II rules for the financial sector.

The Board’s Credit Committee (which considers credit issues), Finance Committee (which considers financial issues other than credit issues) and Remuneration Committee (which considers specific remuneration issues) held 16, 6 and 4 meetings respectively in the financial year 2007.

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

Audit Committee

The Company did not, during the financial year 2007, have a separately designated “audit committee” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934.  As a result, the entire Board of Directors acted as the Company’s audit committee for the purposes of such rule.  The Board of Directors previously found it appropriate, in light of the nature of the Company’s business activities, that the Board of Directors as a whole should deal with the issues that otherwise would be dealt with by a separately-designated audit committee.

However, in January, 2008, the Board of Directors made a decision to establish a separately designated audit committee. This committee is responsible for, among other things, supervising and reviewing the Company’s financial reporting. The Board of Directors has established instructions for the Audit Committee. The Board receives minutes from the Audit Committee meetings which are reviewed at Board Meetings. The members of the Audit Committee are Jan Roxendal (Chairman) and Christina Liffner. Remuneration for members of the Audit Committee will be determined initially at the 2008 Annual General Meeting of the Company.

Credit Committee

This Committee is the Board of Directors’ working committee on issues relating to credits and credit decisions.

The members of this Committee are Christina Liffner (Chairman), Pirkko Juntti, Helena Levander and Harald Sandberg. The President and the Executive Director, Risk & IT are regular Committee members from the Company’s executive management. The Chairman of the Committee receives an annual fee of Skr 45,000 for services in such capacity. Each of the other Committee members, other than the regular members from the Executive Committee, receive annual fees of Skr 32,000. No fees were received by Committee members employed by the Company.

Finance Committee

This Committee is the working and reference committee on issues relating to the Company’s finance operations.

The Finance Committee is authorized to decide on borrowing up to a pre-determined amount of risk capital. The members on this Committee are Risto Silander (Chairman), Karin Apelman, Bo Netz and Jan Roxendal. The President and the Chief Financial Officer were regular Committee members from the Company’s executive management. The Chairman of the Committee receives an annual fee of Skr 36,000 for services in such capacity. Each of the other Committee members appointed by the Board receives annual fees of Skr 26,000 for such services. No fees are payable to Committee members from the Company’s Executive Committee.

Remuneration Committee

This Committee is a working committee for issues regarding remuneration and other terms applying to the executive management, and for overall policy issues regarding remuneration and employment terms.

The members of this Committee are Ulf Berg (Chairman), Christina Liffner and Harald Sandberg. The President participated in Committee meetings on issues not relating to his own employment terms. No fees are paid to any committee member for services on this committee.

Employee Relations

During the year, the number of employees averaged 160 (2006: 151), of whom 69 (2006: 69) were female and 91 (2006: 82) were male. The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively few and the administration and documentation of credits is in many cases handled by the banks participating in the transactions. The Company has not experienced any strikes or labor disputes and considers its employee relations to be good.

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

Ownership and governance

SEK is owned by the State.  The State exerts its influence at the Company’s general meetings and through representation on the Board of Directors.

The governance of SEK is divided between the shareholder, the Board of Directors and the President, in accordance with the Swedish Companies Act, the Articles of Association, and the Board of Directors’ procedural rules. The Board of Directors appoints the President who conducts ongoing management in accordance with the Board of Directors’ guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code (the “Code”).

Transactions with Related Parties

The Company held interest bearing securities issued by the State and entities partially or wholly controlled by the State totaling Skr 1,703.4 million at December 31, 2007 and Skr 1,686.4 million at February 29, 2008. By means of direct guarantees extended by the National Debt Office and by EKN, carrying the full faith and credit of Sweden, 14 percent of the Company’s outstanding loans at December 31, 2007 were supported by the State. In addition, under the S-system the difference between interest revenues, net commission revenues and any foreign exchange gains related to lending, on the one hand, and interest expenses related to borrowing, all financing costs, any foreign exchange losses, on the other hand, are reimbursed by the State. The State also pays compensation to SEK for administering the S-system. See Item 4, “Information on the Company – Lending Operations – General – S-system”. SEK compensates the State for providing Skr 600 million in guarantee fund capital. See Note 3 to the Consolidated Financial Statements.

The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. The Company may also extend export loans (in the form of direct or pass-through loans) to entities related to the State although no such loans were outstanding at December 31, 2007 or at February 29, 2008. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

See also Note 29 to the Consolidated Financial Statements.

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

Item 9.             The Offer and Listing

Nature of Trading Market

All issues of the Company’s Medium-Term Notes, Series D, listed in securities exchanges in the United States are set forth on the cover of this Report. The Company’s 4% Global Notes due June 15, 2010, are listed on the Luxembourg Stock Exchange, and the Company’s 4.125% Global Notes due October 15, 2008, 4.625% Global Notes due February 17, 2009, 4.875% Global Notes due September 29, 2011, 4.875% Global Notes due January 19, 2010, 5.125% Global Notes due March 1, 2017, 4.5% Global Notes due September 27, 2010 and 5.125% Global Notes due March 1, 2017 are listed on the London Stock Exchange. Other issues of the Company’s Medium Term Notes Series C and D are traded in the over-the-counter market.

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

Purpose

Under Article 2 of the Articles of Association, the Company’s objective is to engage in financing activities in accordance with the Financing Business Act (as from July 1, 2004 substituted by the Banking and Financing Business Act, however without any influence in this context) and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. SEK’s financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) holding of and conduct of trading in securities.

Certain Powers of Directors

Under the Swedish Companies Act (Sw. Aktiebolagslagen), the Board of Directors is ultimately responsible for the Company’s organization and the management of its affairs.

A resolution of the Board of Directors requires the approval of a majority of the members of the board. However, the Board of Directors may delegate the authority to borrow and lend funds on behalf of the Company to the President or another employee, acting singly or jointly, provided that such financing transaction does not implicate the fundamental policy of the Company or is not otherwise of great significance to the Company. There are no legal requirements on any member of the Board of Directors to own shares in the Company, or to retire at a certain age.

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

Unless the director, directly or indirectly, through a legal entity, owns all of the shares in the company as issued and, as regards paragraph 3 above, where the legal entity contracting with the company is within the same group of companies.

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

Item 11.                                Quantitative and Qualitative Disclosures About Market Risk

All information about Quantitative and Qualitative Disclosures About Market Risk is included in Note 32 to the Consolidated Financial Statements.

Item 12.           Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.           Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.           Controls and Procedures

Our chief executive officer, chief financial officer, and chief accounting officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2007. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Based on the foregoing, our chief executive officer, chief financial officer and chief accounting officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

As required by section 404 of the Sarbanes-Oxley Act of 2002, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include the attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Item  16A.          Audit Committee Financial Expert

The Company did not during the financial year 2007 have a separately-designated audit committee. Accordingly, for purposes of the Sarbanes-Oxley Act of 2002, the entire Board of Directors served as the audit committee. While certain members of the Board of Directors have varying degrees of financial and accounting experience, the Board did not conclude that any of its members is an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

However, in January, 2008, the Board of Directors made a decision to establish a separately designated audit committee. This committee is for, among other things, supervising and reviewing the Company’s financial reporting. While the members of the Audit Committee have varying degrees of financial and accounting experience, the Committee did not conclude that any of its members is an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

In this context, it should be noted that the Company is under the supervision of the Swedish Financial Supervisory Authority. Accordingly, the Company believes that there is the opportunity for a meaningful independent review of its financial statements beyond that performed by the independent auditors elected by the Annual General Meeting.

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

Item 16C.           Principal Accountant Fees and Services

The following table sets forth for the years ending December 31, 2007 and 2006, the costs related to aggregate fees by the principal independent auditors, KPMG.

	2007	2006
Audit fee	6.8	6.6
Audit-related fee	0.0	0.0
Tax fee	0.1	0.2
All other fees	0.7	0.9
	7.6	7.7

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

Item 16D.           Exemption from the listing standards for Audit Committees

As described in further detail in Item 6 “Directors, Senior Management and Employees”, during 2007 the Board of Directors comprised the Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934.  In January 2008, the Board of Directors established a separate Audit Committee, with two directors as members. See Item 6 “Directors, Senior Management and Employees – Audit Committee. Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State.  The Swedish State is an affiliate (sole shareholder) of the Company.  However, no member of the Board of Directors is an executive officer of the Company.  Thus, although no member of the Board of Directors and the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1) (ii) (B) under the Securities Exchange Act of 1934, the Company relies, as to each member of the Board of Directors, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E).  The Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Company’s Board of Directors, in its role as audit committee, or will affect the ability of the Audit Committee, to act independently and to satisfy its duties.

Item 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.           Financial Statements

Not applicable.

Item 18.              Financial Statements

The Company’s consolidated and parent company financial statements for the fiscal year ended December 31, 2007, prepared in accordance with Item 18 of Form 20-F, begin on page F-1 of this Report.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Consolidated and Parent Company Statements of Income	F-2
Consolidated and Parent Company Balance Sheets	F-3
Consolidated and Parent Company Statements of Recognized Income and Expenses	F-4
Consolidated and Parent Company Statements of Cash Flows	F-5
Notes to the Consolidated Financial Statements	F-6

Item 19.              Exhibits

Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Articles of Association dated April 24, 2007 (incorporated by reference to the Form 6-K furnished by the Company on August 13, 2007, file no. 1-8382).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company National Association (as successor in interest to the First National Bank of Chicago), as trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to theCompany’s Report of Foreign Issuer on Form 6-K (File No. 1-8382) dated September 30, 1991 and incorporated herein by reference).

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

2.4

Fiscal Agency Agreement dated June 4, 2007 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

2.5

Deed of Covenant dated June 4, 2007 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

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

7.1	Calculation of Ratios of Earnings to Fixed Charges—IFRS.

8.1

Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, and SEK Customer Finance AB, each of which is incorporated in Sweden.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2007 and 2006, and the related consolidated and parent company statements of income, statements of recognized income and expenses and statements of cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of operations, recognized income and expenses, and cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

KPMG Bohlins AB

By	/s/ Anders Linér
Anders Linér
Authorized Public Accountant

Stockholm, Sweden

March 27, 2008

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Income Statements

INCOME STATEMENTS

SEK (exclusive of the S-system)

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues	11,046.8	11,049.3	8,035.0	8,037.9
Interest expenses	-10,213.7	-10,214.2	-7,242.0	-7,242.3
Net interest revenues (Note 2)	833.1	835.1	793.0	795.6
Commissions earned (Note 3)	31.6	4.3	26.4	3.1
Commissions incurred (Note 3)	-19.1	-17.6	-26.7	-22.6
Net results of financial transactions (Note 4)	-24.3	-24.3	-7.9	-7.9
Other operating income	0.3	2.8	1.5	2.9
Operating income	821.6	800.3	786.3	771.1
Administrative expenses (Note 5)	-284.0	-265.5	-254.0	-242.3
Depreciations of non-financial assets (Note 6)	-30.2	-27.4	-30.4	-27.9
Other operating expenses	-0.5	0.2	-0.6	0.1
Operating profit	506.9	507.6	501.3	501.0
Changes in untaxed reserves (Note 7)	n.a.	0.3	n.a.	49.4
Taxes (Note 8)	-153.9	-153.3	-145.8	-158.8
Net profit for the year (after taxes)	353.0	354.6	355.5	391.6

Earnings per share, Skr (Note 9)	357		359

The above income statements do not include the S-system, the results of which are shown in Note 24.

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Balance Sheets

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
ASSETS

Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 10, 11)	1,857.9	1,857.9	1,810.5	1,810.5
Other interest-bearing securities except credits (Note 10, 11)	147,850.8	147,850.8	117,985.0	117,985.0
Credits in the form of interest-bearing securities (Note 10, 11)	45,983.7	45,983.7	39,013.1	39,013.1
Credits to credit institutions (Note 10, 11, 13)	24,812.6	24,808.5	14,147.3	14,146.7
Credits to the public (Note 10, 11, 13)	48,702.0	48,702.0	42,021.1	42,021.1
Derivatives (Note 11, 12)	20,326.5	20,326.5	22,561.9	22,561.9
Shares in subsidiaries (Note 14)	n.a.	120.2	n.a.	118.6
Tangible and intangible assets (Note 6)	144.0	33.1	168.5	56.4
Other assets (Note 15)	2,289.7	2,376.4	3,300.4	3,383.1
Prepaid expenses and accrued revenues (Note 16)	5,292.0	5,288.5	4,207.3	4,206.4
Total assets	297,259.2	297,347.6	245,215.1	245,302 .8

LIABILITIES, ALLOCATIONS AND EQUITY

Borrowing from credit institutions (Note 11, 17)	2,064.1	2,074.1	3,245.6	3,255.6
Borrowing from the public (Note 11, 17)	42.7	45.6	56.0	58.9
Senior securities issued (Note 11, 17)	267,345.6	267,345.6	211,948.0	211,948.0
Derivatives (Note 11, 12)	13,175.4	13,175.4	15,600.6	15,600.6
Other liabilities (Note 18)	1,923.0	1,942.4	2,831.7	2,850.5
Accrued expenses and prepaid revenues (Note 19)	4,761.3	4,760.2	3,804.2	3,802.6
Deferred tax liability (Note 20)	394.6	37.3	357.1	—
Allocations (Note 20)	16.1	16.1	16.6	16.6
Subordinated securities issued (Note 21)	3,039.9	3,039.9	3,104.6	3,104.6

Total liabilities and allocations	292,762.7	292,436.6	240,964.4	240,637.4

Untaxed reserves (Note 7)	n.a.	1,273.9	n.a.	1,274.2

Share capital	990.0	990.0	990.0	990.0
Legal reserve	n.a.	198.0	n.a.	198.0
Fair value reserves	-168.5	-168.5	-61.3	-61.3
Retained earnings	3,322.0	2,263.0	2,966.5	1,872.9
Net profit for the year	353.0	354.6	355.5	391.6
Total equity (Note 22)	4,496.5	3,637.1	4,250.7	3,391.2
Total liabilities, allocations and equity	297,259.2	297,347.6	245,215.1	245,302.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities
Subject to lending	27.2	27.2	29.0	29.0

CONTINGENT LIABILITIES (Note 23)	None	None	None	None

COMMITMENTS
Committed undisbursed credits (Note 23)	22,454.2	22,454.2	21,888.5	21,888.5

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Statements of Recognized Income and Expenses

	January-	January-	January-	January-
	December, 2007	December, 2007	December, 2006	December, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net profit for the year	353.0	354.6	355.5	391.6
Changes in fair value recognized directly in equity:
for available-for-sale securities	-89.3	-89.3	9.6	9.6
for derivatives in cash flow hedges	-59.6	-59.6	-107.6	-107.6
tax effect	41.7	41.7	27.4	27.4
Total changes in fair value recognized directly in equity	-107.2	-107.2	-70.6	-70.6

Total recognized income and expenses for the year (Note 22)	245.8	247.4	284.9	321.0

Note 22 shows the reconciliation between the opening and closing balance regarding the components of equity.

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Statements of Cash-flows

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
CASH FLOWS FROM OPERATING ACTIVITIES

Net profit for the year (A) (B)	353.0	354.6	355.6	391.6
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	-0.3	n.a	-49.4
Increase(+)/decrease(-) in deferred taxes	0.0	—	-13.8	—
Depreciations	30.2	27.4	30.4	27.9
Decrease(+)/increase(-) in prepaid expenses and accrued revenues	-1,084.7	-1,082.1	-203.3	-203.2
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	957.1	957.6	-71.0	-71.8
Decrease(+)/increase(-) in derivative instruments with positive or negative values	-232.7	-232.7	-13,624.1	-13,624.6
Other changes - net	139.0	134.2	554.5	510.0
Disbursements of credits	-36,496.1	-36,496.1	-31,844.0	-31,844.0
Repayments of credits, including effects of currency translations	18,296.3	18,296.0	19,397.1	19,397.3
Net increase(-)/decrease(+) in bonds and securities held	-29,977.5	-29,977.5	-6,633.1	-6,633.3
Effects of currency translations on long-term debt	-6,650.7	-6,650.7	-25,396.6	-25,396.6
Other changes related to credits - net	-0.3	-0.3	0.0	0.0
NET CASH USED IN(-)/PROVIDED BY(+) OPERATING ACTIVITIES	-54,666.4	-54,669.9	-57,448.3	-57,496.1

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures	-5.7	-5.7	-6.9	-5.9
NET CASH USED IN(-)/PROVIDED BY(+) INVESTING ACTIVITIES	-5.7	-5.7	-6.9	-5.9

CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease (-)/increase (+) in originally short-term debt	12,031.1	12,031.0	17,029.4	17,029.4
Proceeds from issuance of long-term senior debt	107,970.2	107,970.2	61,277.9	61,277.9
Repayments of long-term debt	-59,064.6	-59,064.5	-19,424.2	-19,424.0
Dividend paid	—	—	—	—
Own long-term debt repurchased, net change	-147.9	-147.9	214.0	214.0
NET CASH USED IN(-)/PROVIDED BY(+) FINANCING ACTIVITIES	60,788.8	60,788.8	59,097.1	59,097.3

Net decrease(-)/increase(+) in cash and cash equivalents	6,116.7	6,113.2	1,641.9	1,595.3
Cash and cash equivalents at beginning of year	4,094.8	4,094.2	2,452.9	2,498.9
Cash and cash equivalents at end of year (C)	10,211.5	10,207.4	4,094.8	4,094.2

Comments on the cash flow statements:

(A)  Interest payments received and expenses paid:

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest payments received	9,964.2	9,967.3	7,833.4	7,836.3
Interest expenses paid	9,278.7	9,279.2	7,280.8	7,281.0

(B)	Current taxes has been paid during the fiscal year with the approximate amount of Skr 206.5 million (2006: 171.0) in the Consolidated Group and Skr 205.5 million (2006: 170.5) in the Parent Company.

(C)  Cash and cash equivalents:

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Cash at banks	188.9	184.8	201.5	200.9
Cash equivalents	10,022.6	10,022.6	3,893.3	3,893.3
	10,211.5	10,207.4	4,094.8	4,094.2

Cash at banks represents amounts that immediately can be converted into cash. Cash equivalents represents short term, liquid instruments where the amount is known in advance. Cash and cash equivalents is included in the the balance sheet in Credits to credit institutions.

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

Reporting entity

AB Svensk Exportkredit (SEK or the Parent Company) is a company domiciled in Sweden. The address of the Company’s registered office is Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm. The consolidated financial statements of SEK as at December 31, 2007, comprise SEK and its wholly-owned subsidiaries AB Sektionen, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, and SEK Customer Finance AB (the Subsidiaries). These are together referred to as the Consolidated Group or the Group.

AB Sektionen’s main property, plant and equipment is its building, serving as SEK’s headquarters, and Sektionen does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Financial Advisors AB’s objective is to engage in advisory services. SEK Financial Services AB and SEK Customer Finance AB are inactive companies.

Basis of presentation

(i) Statement of compliance

From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS). These financial statements have been prepared in compliance with IFRS as issued by International Accounting Standards Board (IASB) and as endorsed by the EU. Additional requirements have been applied in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RR 30:06 Supplementary Accounting Regulations for Group Companies of the Swedish Financial Accounting Standards Council (RR), as well as the accounting regulations of the Financial Supervisory Authority (FFFS 2006:16).

The accounting policies of the parent company are the same as in the consolidated financial statements, except as stated in section (m) below.

The financial year 2006 constitutes the comparative year, and therefore, the opening balance for IFRS has been established as of January 1, 2006.

The disclosures required in the standards, regulations or legislation have been included in the notes.

The consolidated financial statements and the Parent Company’s annual report were approved for issuance by the Board of Directors on March 3, 2008. The Group’s and the Parent Company’s income statements and balance sheets are subject to adoption at the Annual General Meeting on April 23, 2008.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following;

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss are measured at fair value
•	available-for-sale financial assets are measured at fair value
•

hedged items in fair value hedges are at amortized cost adjusted to changes in fair values with regards to the hedged risks (with exception for available-for-sale financial assets which are measured at fair value)

(iii)       Functional and presentation currency

SEK has determined that Swedish krona (Skr) is its functional and presentation currency under IFRS.  The determination is based on several factors, the important ones being that SEK’s equity are denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses especially related to administrative expenses and taxes is denominated in Swedish kronor. SEK also manages its risk exposure with regard to foreign currency exposure in such a way that the exposure between Swedish kronor and other currencies is hedged.

Note 1.              Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, if not stated otherwise.

Table of contents:

(a)	Basis of consolidation
(b)	Segment reporting
(c)	Recognition of operating income and expenses
(d)	Foreign currency transactions
(e)	Financial instruments
(f)	Tangible assets
(g)	Intangible assets
(h)	Employee benefit
(i)	Untaxed reserves
(j)	Equity
(k)	Income tax
(l)	Critical accounting policies and estimates
(m)	Parent company
(n)	New standards and interpretations not yet adopted

Changed accounting policies

The accounting rules for financial instruments that are contained in IAS 39, IAS 32 and IFRS 7 are the areas where there are most material differences in accounting principles compared to previous accounting policies (Swedish GAAP). For previous accounting policies with regard to financial instruments see Notes 1(g), 1(j), 1(p), and 1(q) in annual report for the year 2006. For new accounting policies according to IFRS, see below. The main difference between IFRS and Swedish GAAP is that under IFRS all derivatives and related hedged instruments will be measured at fair value while under previous regulations such instruments were measured at amortized cost. For effects related to the implementation of IFRS, see Note 30.

(a)     Basis of consolidation.

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidated financial statements have been drawn up in accordance with the purchase method.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Intra-group transactions and balances and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

The information in the notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

(b) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. The Group’s primary format for segments is business segment.

(c) Recognition of operating income and expense

(i) Net interest income

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest revenues. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments which are reported on a net basis. Interest revenues and interest expenses are recognized based on the effective interest rate method.

The State-supported system (“S-system”).

SEK administers, against compensation, the Swedish state’s export credit support system, and the state’s tied aid credit program (the “S-system”). Pursuant to agreements between SEK and the state, the state reimburses all interest differentials, financing costs and net foreign exchange losses under the S-system while any credits or borrowings remain outstanding. These settlements are made every three months in arrears. For Balance Sheets, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. SEK’s net compensation from administering the “S-system” is recognized as interest revenues in the income statement.

(ii) Net fee and commission income

Net fee and commission income are presented as commissions earned or commissions incurred. The recognition of commission income depends on the purpose for which the fee is received. Fees are either recognized as revenue when services are provided or amortized over the period of a specific business transaction. Commissions incurred are transaction based and recognized in the period when the services are received.

(iii) Net result of financial transactions

Net results of financial transactions includes realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the balance sheet.

(d)     Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated to the functional currency (Swedish kronor) at the year-end exchange rates. Transactions in foreign currencies are translated to Swedish kronor at the current exchange rate as of the applicable day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects. Currency exchange effects are included as one component of net results of financial transactions.

(e)     Financial instruments

(i) Recognition and derecognition in the balance sheet

The recognition in and derecognition from the balance sheet is based on trade date for securities and derivatives and on settlement date for other financial instruments.  The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as one component of net results of financial transactions.

(ii) Repurchase agreements and securities lending

Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. Securities/assets sold subject to repurchase agreements and securities/assets lent to other parties are reported under the heading collateral provided. Cash advanced to the counterparties are recognized on the balance sheet as borrowing. Cash received from the counterparties are recognized on the balance sheet as “Credit to credit institutions” or “Credit to the public”.

(iii) Offsetting

Financial assets and liabilities are set off and the net amount presented in the balance sheet when the Group has a legal right to set off the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Measurement on initial recognition

When financial instruments are recognized initially, they are measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

(v) Financial instruments and subsequent measurement

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement, they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity, the accumulated changes are reported as changes in fair value recognized directly in equity.

Financial assets are categorized into three categories for valuation: loans and receivables; financial assets at fair value through profit or loss; and available-for-sale financial assets.

Loans and receivables.

With regard to financial assets, the category loans and receivables constitute a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Transactions in the category loans and receivables are measured at amortized costs using the effective interest rate method. In the case where one or more derivatives is hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied.

SEK, in its ordinary course of business, acquires leasing objects which are classified as financial leasing objects (as opposed to operational leasing objects). When making such classification all aspects regarding the leasing contract, including third party guarantees, are taken into account.  Financial leasing objects are reported as receivable from the lessee in the category loans and receivables. The lease payment is recorded as repayment of principal and interest income.

Committed undisbursed credits are reported as contingent liabilities. SEK has not issued any financial guarantees. Guarantees that SEK uses to reduce counterparty exposures for certain assets are reported at amortized cost.

Financial assets at fair value through profit and loss.

There are two main sub-categories in the category financial assets at fair value through profit and loss: financial assets designated upon initial recognition at fair value through profit and loss; and assets held-for-trading. In the case where one or more derivatives are hedging currency, interest rate and/or credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss. Furthermore, securities held-for-trading are included in this category. Derivatives are always classified as held-for-trading, regardless of whether the purpose is for trading or for hedging.

Financial assets available-for-sale.

Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. This category is used for securities quoted on an active market that would otherwise be classified in the category loans and receivables.

Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit and loss.

There are two main sub-categories in the category financial liabilities at fair value through profit and loss: financial liabilities designated upon initial recognition at fair value through profit and loss; and liabilities held-for-trading. Senior securities issued are irrevocably classified as financial liabilities at fair value through profit or loss in the case where the security issued contains an embedded derivative that otherwise would be bifurcated and accounted for separately. Derivatives are always classified as held-for- trading, regardless of if the purpose is for trading or for hedging.

Other financial liabilities.

All senior securities issued other than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized costs, using the effective interest rate method.  In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

Derivatives.

In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from that the derivative which economically hedges the risks in these instruments is valued at fair value through profit or loss.

Reacquired debt.

SEK from time to time reacquires its debt instruments and related derivatives. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments are accounted for in the income statement as one component of net results of financial transactions.

(vi) Hedge accounting

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation, SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied.

Fair value hedge accounting has been applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. When applying fair value hedge accounting the amortized cost value of the underlying hedged item will be remeasured to reflect the change in fair value attributable to the exposures that have been hedged. The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter includes valuing of the hedged item to its full fair value, while when applying fair value hedge accounting the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative is hedging. SEK is for some hedge relations applying cash flow hedge accounting where the hedged risks are uncertainties in forecasted future cash flows due to changes in interest rates. When applying cash flow hedge accounting the portion of the gain or loss of the hedging instrument (i.e. derivative) that is determined to be an effective hedge is recognized directly in equity net of taxes through the statement of recognized income and expenses and the ineffective portion of the gain or loss (if any) on the hedging instrument is recognized in profit or loss. Amounts that previously have been recognized in equity net of taxes are recognized in profit or loss in the period during which the forecasted transaction affects profit or loss.

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

There are currently the following two different strategies used by SEK to hedge changes in fair value:

(A) Hedge of changes in fair value due to interest rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap, swapping fixed to floating interest rates.

(B) Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross currency interest rate swap, going from a fixed interest rate in one currency to a floating interest rate in another currency.

(vii) Determination of fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm’s length exchange motivated by normal business considerations. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from any observable current market transactions in the same instruments or based on any available observable market data. Some of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available.

When the derivative instruments are carried at fair value, fair value is calculated based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instruments or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results.

In all asset classes of financial instruments (i.e. balance sheet items) and for the liability class derivatives there are both financial instruments that are valued using quoted prices in an active market and  financial instruments where fair value is established by using a valuation technique. For all liability classes other than derivatives a valuation technique has been used for establishing fair value.

For certain senior securities issued, classified as financial liabilities designated upon initial recognition at fair value through profit and loss, a valuation assumption has been made that the credit spread related to these instruments have been basically unchanged during the reporting period. Such assumption is evaluated and reconsidered at least on a yearly basis.

(viii) Impairment of financial assets

SEK monitors loans and receivables as described in Note 32. Loans on individual loan level are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses.

Provisions for incurred impairment losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantees or collateral will probably fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

If and when a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired the cumulative loss that had been recognized directly in equity is removed from equity and recognized in profit or loss even though the financial asset  is still recognized on the balance sheet.

(f)            Tangible assets

Items of property are measured at cost less accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Office equipment, buildings and building equipment relating to the building are depreciated on a straight-line method over an estimated useful life. Land is not depreciated. The average useful life for SEK’s building is approximately 67 years, for certain building equipment 10 years and for other property and equipment 5 years. The average useful lives, depreciation methods and book values are evaluated and reconsidered on a yearly basis.

(g)           Intangible assets.

Intangible assets comprise the capitalized portion of investments in IT-systems which includes expenses considered to relate to the intangible asset, such as consulting fees and expenses for Company personnel contributing to producing such intangible asset. Intangible assets are depreciated on a straight-line method over an estimated useful life from the date the asset is available for use. The average useful life for intangible assets is approximately 5 years. The average useful life is evaluated and reconsidered on a yearly basis.

(h)           Employee benefits

The Company participates in a defined benefit multiemployer plan covering all employees. All contributions paid or payable to the plan have been expensed. Defined benefit accounting should be applied for arrangements with multiemployer plans provided sufficient information is made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Such information has not yet been made available for the Company. If underlying assumptions in the plan would change, future costs for the plan could change accordingly.

In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

(i)            Untaxed reserves.

In accordance with Swedish tax law, the Parent Company and some of the Subsidiaries maintains certain untaxed reserves. However, no untaxed reserves are separately reported in the consolidated balance sheet, nor are revenues and expenses related to untaxed reserves separately reported in the consolidated income statement. Instead, in the consolidated balance sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of equity, and (ii) a portion representing deferred taxes, reported separately.

(j)            Equity.

Equity in the consolidated group consists of the following items: share capital; fair value reserves; retained earnings; and net profit for the year. Fair value reserves consist of the following items: fund for fair value (including for SEK reserve for fair value changes on available-for-sale assets (net of taxes) and reserve for fair value changes on derivatives in cash flow hedges (net of taxes)). Retained earnings include legal reserve and after-tax portion of untaxed reserves.

(k)           Income tax.

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 28 percent of the taxable temporary difference. Deferred taxes are calculated on all taxable temporary differences regardless of whether the temporary difference is recognized in the income statement or recognized directly in equity. There are no material temporary differences that have not been recognized.

(l)            Critical accounting policies and estimates.

When applying the accounting policies management makes judgments and estimates that have significant effect on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the Company believes are fair and reasonable. These estimates and the judgment behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later, to some extent, differ from the estimates and the assumptions made. Please see below for items where critical estimates have been made.

Management assesses the judgment made related to the following critical accounting policies to be of most significance;

•      The functional currency of the parent company

•      Classifications of securities as quoted on an active market

•      The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

•                 SEK is regarded as an agent with respect to the S-system

Furthermore, the Company has identified the following key sources of estimation uncertainty when applying IFRS:

•                 Provisions for probable credit losses

•                 Estimates of fair values when quoted market prices are not available

The functional currency of the parent company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS.

SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. A major part of its assets, liabilities and related derivatives is denominated in foreign currency. Under IFRS both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables the Company is making judgment on whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined format.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. Management makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different.

When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models and discounted cash flows. Some of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately.

When derivative instruments are carried at fair value, fair value is calculated based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instruments or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results.

If the assumptions underlying those internal models were to change it could result in a material change in the fair value of those assets or liabilities.

SEK is regarded as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment where SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as: (i) SEK does not in substance, even though in format, have risk and reward of ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish state.  If SEK would be regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s income statement would be unchanged. See Note 24 for details about revenues and expenses in the S-system.

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held, and existing guarantees and collateral, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change it could result in a material change in provisions for probable credit losses.

Estimates of fair value when quoted market prices are not available

If a transaction is classified at fair value through profit or loss it includes valuing of the hedged item to its full fair value. When quoted market prices are not available for such transactions certain assumptions must be made about the credit spread included in these transactions. If these assumptions were to change it could result in a material change in the fair value of these transactions.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products where the fair value of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models for valuing these transactions at fair value. If the assumptions in these models were to change it could result in a material change in the fair value of these transactions; however, there would be no net effect on profit or loss or equity, because all such contracts are part of exactly matched hedge relationships. The uncertainty that exists about the value of one individual balance sheet item should always be exactly offset by a balance sheet item with inverse value.

(m)       Parent company

The financial statement for the parent company, AB Svensk Exportkredit (publ), has been prepared in accordance with IFRS, the requirements in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RR 32:06 Accounting for legal entities of the Swedish Financial Accounting Standards Council (RR) and the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2006:16).

The differences in the applied policies of the parent company to the consolidated financial statements are the following:

(i) Shares in subsidiaries

Investments in subsidiaries are measured at cost. Dividends from investments in subsidiaries are recognized as other operating income in the income statement if they are of an immaterial amount or otherwise as a separate line item.

(ii) Income taxes

In accordance with Swedish tax law, the Parent Company and some of the Subsidiaries maintain certain untaxed reserves. Untaxed reserves are disclosed in the balance sheet of the Parent Company as are changes in untaxed reserves in the income statement of the Parent Company.

(iii) Group contributions

Group contributions are reported directly to equity if they are made for tax purpose only. Otherwise they are reported as other operating income in the income statement if they are of an immaterial amount or otherwise as a separate line item.

(iv) Equity

Equity in the parent company consists of the following items: share capital; legal reserve; fair value reserves; retained earnings; and net profit for the year. Fair value reserves consist of the following items: fund for fair value (including for SEK reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges).

(n)                                 New standards and interpretations not yet adopted

IASB had during 2007 issued one new standard (IFRS 8 Operating Segments) and amendments to some standards. The new standard and the amendments will come into force on January 1, 2009. It is, however, possible to adopt the new standard and the amendments voluntarily already in 2007. SEK has chosen not to adopt the new standard and the amendments for 2007. The Company is currently evaluating whether the adoption of the new standard and the amendments will have a material impact on the financial reporting. Furthermore, the International Financial Reporting Interpretations Committee (IFRIC) has adopted a number of new interpretations during 2007, none of which is deemed to have a material impact on SEK’s financial reporting.

Note 2.      Net interest revenues

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues were related to:
Credits to credit institutions	940.5	940.5	472.7	472.6
Credits to the public	1,492.7	1,492.7	985.7	985.7
Interest bearing securities	8,408.0	8,408.0	6,126.5	6,126.5
Other items	205.6	208.1	450.1	453.1
Total interest revenues	11,046.8	11,049.3	8,035.0	8,037.9
Interest expenses	10,213.7	10,214.2	7,242.0	7,242.3
Net interest revenues	833.1	835.1	793.0	795.6

	2007		2006
	Consolidated	Parent	Consolidated	Parent
	Group	Company	Group	Company
Interest revenues were related to:
Available for sale	511.2	511.3	692.4	692.6
Financial assets at fair value through profit and loss	1,137.9	1,138.3	813.1	813.1
Loans and receivables	9,397.7	9,399.7	6,529.5	6,532.2
Total interest revenues	11,046.8	11,049.3	8,035.0	8,037.9

Interest expenses were related to:
Financial liabilities at fair value through profit and loss	3,871.9	3,871.8	2,713.8	2,713.9
Financial guarantees	94.0	94.0	149.1	149.1
Other financial liabilities	6,247.8	6,248.4	4,379.1	4,379.3
Total interest expenses	10,213.7	10,214.2	7,242.0	7,242.3

Net interest revenues	833.1	835.1	793.0	795.6

In interest revenues Skr 29.8 million (2006: 25.4) represents remuneration from the S-system (see Note 24).

Interest revenues in the Consolidated Group by geographic market is approximately 35 percent (2006: 24) from Sweden and 65 percent (2006: 76) from countries outside Sweden.

Note 3.      Commissions earned and commissions incurred

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Commissions earned were related to:
Financial consultant commissions	19.0	3.6	18.4	1.6
Capital market commissions	11.9	0.0	6.6	0.0
Other commissions earned	0.7	0.7	1.4	1.5
Total commissions earned	31.6	4.3	26.4	3.1

Commissions incurred were related to:
Risk capital guarantee from shareholder	–3.6	–3.6	–3.6	–3.6
Financial consultant commissions	–1.5	0.0	–4.2	–0.3
Other commissions incurred	–14.0	–14.0	–18.9	–18.7
Total commissions incurred	–19.1	–17.6	–26.7	–22.6

Commissions earned in the Consolidated Group by geographic market is approximately 60 percent (2006: 60) from Sweden, 30 percent (2006: 40) from Europe except Sweden and 10 percent (2006: 0) from countries outside Europe.

Commissions incurred in the Consolidated Group by geographic market is approximately 40 percent (2006: 40) from Sweden and 60 percent (2006: 60) from Europe except Sweden.

Commissions earned from financial assets and liabilities not measured at fair value through profit and loss amounts, for the Consolidated Group is Skr 0.7 million (2006: 1.4), and for the Parent Company is Skr 0.7 million (2006: 1.4). Commissions incurred from financial assets and liabilities not measured at fair value through profit and loss amounts, for the Consolidated Group is Skr 0.2 million (2006: 0.6), and for the Parent Company is Skr 0.2 million (2006: 0.6).

Note 4.      Net results of financial transactions

	2007		2006
(Skr mn)	Consolidated	Parent	Consolidated	Parent
Net results of financial transactions were related to:	Group	Company	Group	Company
Realized and unrealized results related to held-for-trading securities	–38.4	–38.4	4.0	4.0
Currency exchange effects	–0.7	–0.7	–0.2	–0.2
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	–39.1	–39.1	3.8	3.8

Realized results for other financial instruments than held-for-trading securities	41.5	41.5	25.1	25.1
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	2.4	2.4	28.9	28.9

Changes in fair value related to financial assets, financial liabilities and related derivatives except securities in trading portfolio.	–26.7	–26.7	–36.8	–36.8
Total net results of financial transactions	–24.3	–24.3	–7.9	–7.9

	2007		2006
Changes in fair value related to financial assets, financial liabilities and related derivatives, except securities in trading portfolio, for categories of financial instruments:	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Financial assets or liabilities at fair value through profit or loss	–37.6	–37.6	1,993.4	1,993.4
Available for sale	–38.2	–38.2	–86.8	–86.8
Loans and receivables	–139.7	–139.7	–673.7	–673.7
Other financial liabilities	188.8	188.8	–1,269.7	–1,269.7
Ineffectiveness recognized in profit or loss that arises from cash flow hedges	0.0	0.0	0.0	0.0
Total	–26.7	–26.7	–36.8	–36.8

of which

Total amount of the change in fair value estimated using valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument recognised in profit or loss during the period	11.5	11.5	50.0	50.0

	2007		2006
Realized results for categories of financial instruments other than held-for-trading securities	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Financial assets or liabilities at fair value through profit or loss	29.9	29.9	18.4	18.4
Available for sale	0.1	0.1	1.0	1.0
Other financial liabilities	2.7	2.7	1.5	1.5
Financial guarantees	8.8	8.8	4.2	4.2
Total	41.5	41.5	25.1	25.1

Note 5.      Administrative expenses

2007	2006
Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Administrative expenses were related to:
Personnel expenses:
Salaries and remuneration to the Board of Directors and the President	–8.0	–5.1	–7.3	–4.8
Salaries and remuneration to other employees	–111.5	–102.7	–83.3	–76.3
Pensions (1)	–30.8	–26.8	–32.1	–29.6
Social insurance	–36.7	–32.8	–28.4	–25.5
Other personnel expenses	–9.3	–8.7	–6.9	–6.4
Total personnel expenses	–196.3	–176.1	–158.0	–142.6

Other administrative expenses:
The company’s real estate and premises	–9.3	–13.0	–8.2	–12.2
Other expenses	–78.4	–76.4	–87.8	–87.5
Total other administrative expenses	–87.7	–89.4	–96.0	–99.7

Total administrative expenses	–284.0	–265.5	–254.0	–242.3

(1)	Of which:	Calculated pension expenses	–1.2	–1.2	–1.1	–1.1
Pension premium expenses (2)	–29.6	–25.6	–31.0	–28.5

(2)

Of which Skr 2.3 million (2006: 2.6) relates to the President and of which Skr 1.6 million (2006: 2.0) is in excess of what is tax-deductible. Skr 4.4 million (2006: 4.4) pertains to other key officers included in senior management, of which Skr 2.0 million (2006: 2.0) is in excess of what is tax-deductible.

For information regarding number of employees, please see Report of the Directors.

Remuneration to certain officers and directors

The following information regarding the benefits of certain officers and directors is consistent with regulations and instructions including the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

The Board of Directors consisted of 9 Directors at year end (2006: 8), of whom 4 were female (2006: 4) and 5 were male (2006: 4).

The Chairman of the Board of Directors received remuneration of Skr 0.2 million in 2007 (2006: 0.2). The Vice  of the Board of

Directors received remuneration of Skr 0.1 million in 2007 (2006: 0.1). Other Directors received following remuneration:

Karin Apelman Skr 0.1 million (2006: 0.1); Pirkko Juntti Skr 0.1 million (2006: 0.1); Helena Levander Skr 0.1 million (2006: 0.1); Bo Netz Skr 0.1 million (2006: 0.1); Harald Sandberg Skr 0.1 million (2006: 0.1); Risto Silander Skr 0.1 million (2006: 0.1); Jan Roxendal Skr 0.1 million (n.a.).

The Board of Directors appoints Directors to the Board of Directors’ Credit Committee, Finance Committee, and Remuneration Committee annually. For engagement in the Credit Committee and the Finance Committee, Directors received separate remuneration, in accordance with the decision of the Annual General Meeting, amounting in aggregate to Skr 0.2 million (2006: 0.2).

The President’s remuneration consists of fixed salary and other benefits. The President received a total of Skr 4.0 million for 2007

(2006: 3.9) in remuneration. The President does not receive variable remuneration. Of the total remuneration to the President, Skr 4.0 million (2006: 3.8) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his final salary up to 65 years after which it reduces. Such commitment is a defined benefit plan and includes survivors’ pension.

The remuneration to other key officers included in the Executive Committee, in total 6  persons (2006: 6), consists of fixed salary, other benefits and in some cases variable remuneration. The amount of the remuneration to other key officers in the Executive Committee was Skr 14.3 million (2006: 13.1), of which Skr 4.2 million (2006: 1.3) was variable remuneration. The variable remuneration relates to individual targets and targets defined in SEK’s business plan. Of total remuneration to these key officers Skr 8.4 million

(2006: 10.2) is qualifying income for pension purposes. If employment contracts are terminated by the company, certain key officers in the Executive Committee are entitled to payment of compensation for a two-year period, although any salary received in new employment will be deducted. Key officers included in the Executive Committee have a retirement age between 60 and 65 years. The pension commitments are covered by insurance, are in most cases defined contribution plans and include survivors’ pension.

Total sick leave for all employees was 2.0 percent (2006: 2.1) of total regular hours of work. Total sick leave for women was 3.5 percent (2006: 3.4) and for men 0.8 percent (2006: 0.9). The proportion of total sick leave that was related to sick leave of 60 days or more was 0.7 percent (2006: 0.6).

Breakdown of total sick leave by age:	2007	2006
- 29 years	0.7%	1.0%
30 - 49 years	2.4%	2.0%
50 years -	1.5%	2.7%

Remuneration to the auditors and related audit companies

	2007		2006
(Skr mn)	Audit fee	Other	Audi fee	Other
Audit company		fee		fee
Deloitte	0.2	1.7	0.2	—
KPMG	6.8	0.8	6.6	1.1
Riksrevisionen	0.1	—	0.1	—
Total remuneration	7.1	2.5	6.9	1.1

Audit fee also includes also auditing of reporting to authorities and issue prospectuses. Remuneration may for accounting purposes be included in other items than administrative expenses.

SEK is party to agreements where it rents additional office space in Stockholm and Helsinki. None of these agreements represents obligations for SEK that are material or long-term.

Note 6.      Tangible and intangible assets

	December 31, 2007		December 31, 2006
Office and building equipment	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Acquisition cost	53.0	53.0	50.3	50.3
Accumulated depreciations at year-end	–34.3	–34.3	–29.6	–29.6
Of which made during the year	(–6.1)	(–6.1)	(–6.6)	(–6.6)
Book value	18.7	18.7	20.7	20.7

Intangible assets	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Acquisition cost	110.9	106.4	109.3	106.4
Accumulated depreciations at year-end	–93.6	–92.5	–71.7	–71.2
Of which made during the year	(–21.9)	(–21.3)	(–21.7)	(–21.3)
Book value	17.3	13.9	37.6	35.2

Buildings and land	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Buildings:
Acquisition cost	142.8	0.7	142.8	0.7
Accumulated depreciations at year-end	–34.9	–0.3	–32.7	–0.3
Of which made during the year	(–2.1)	(0.0)	(–2.1)	(0.0)
Book value	107.9	0.4	110.1	0.4
Taxable value	41.6	0.6	28.6	0.6

Land:
Acquisition cost	0.1	0.1	0.1	0.1
Accumulated depreciations at year-end	—	—	—	—
Of which made during the year	(—)	(—)	(—)	(—)
Book value	0.1	0.1	0.1	0.1
Taxable value	31.4	0.4	41.4	0.4

Buildings and land:
Total acquisition cost	142.9	0.8	142.9	0.8
Total accumulated depreciations at year-end	–34.9	–0.3	–32.7	–0.3
Of which made during the year	(–2.1)	(0.0)	(–2.1)	(0.0)
Total book value	108.0	0.5	110.2	0.5
Total taxable value	73.0	1.0	70.0	1.0

Total tangible and intangible assets	144.0	33.1	168.5	56.4

Note 7.      Untaxed reserves

	December 31, 2007	December 31, 2006
	Parent	Parent
(Skr mn)	Company	Company
Tax allocation reserve:
Opening balance	1,274.2	1,323.6
Dissolution during the year	–244.4	–252.3
Allocation during the year	244.1	202.9
Closing balance	1,273.9	1,274.2
Of which:
2001 Tax allocation reserve	—	244.4
2002 Tax allocation reserve	230.2	230.2
2003 Tax allocation reserve	203.7	203.7
2004 Tax allocation reserve	208.6	208.6
2005 Tax allocation reserve	184.4	184.4
2006 Tax allocation reserve	202.9	202.9
2007 Tax allocation reserve	244.1	—

In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated by 72 percent to equity and by 28 percent to deferred taxes (related to untaxed reserves), included as one component of deferred tax liability in the balance sheet. Changes in the amounts reported as deferred taxes are included in taxes in the income statement.

	December 31, 2007	December 31, 2006
	Consolidated	Consolidated
	Group	Group
Balance sheet:

Opening balance included in equity	918.3	953.5
Net change during the year	0.6	–35.2
Closing balance included in equity	918.9	918.3

Opening balance deferred tax liabilities	357.1	370.7
Net change during the year	0.2	–13.6
Closing balance of deferred tax liabilities	357.3	357.1

Total opening balance	1,275.4	1,324.2
Total net change during the year	0.8	–48.8
Total closing balance	1,276.2	1,275.4

Note 8.      Taxes

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Provision for taxes for the year	–206.7	–205.8	–171.0	–170.5
Less: Credit for foreign taxes	0.3	0.3	—	—
Change in deferred taxes related to adjustment in connection with transition to IFRS	52.9	52.9	11.8	11.8
Change in deferred taxes related to group contribution	n.a.	–0.6	n.a.	—
Change in deferred taxes related to other assets	–0.1	—	–0.2	—
Change in deferred taxes related to allocations	–0.1	–0.1	–0.1	–0.1
Change in deferred taxes related to untaxed reserves	–0.2	n.a.	13.7	n.a
Net amount of taxes	–153.9	–153.3	–145.8	–158.8

The nominal tax rate is 28 percent (2006: 28);  the effective tax rate is 30.4 percent (2006: 29.1) in the Consolidated group and  30.2 percent (2006: 31.7) in the Parent company.

Difference between nominal and effective income tax rate

	2007		2006
	Consolidated	Parent	Consolidated	Parent
%	Group	Company	Group	Company
Nominal income tax rate	28.0	28.0	28.0	28.0
Tax costs related to dissolution of untaxed reserves	n.a.	0.0	n.a.	2.8
Tax costs related to holding untaxed reserves	1.8	1.8	1.7	1.7
Other items	0.6	0.4	–0.6	–0.8
Effective income tax rate	30.4	30.2	29.1	31.7

For total deferred tax claims and liabilities see Note 15 and Note 20.

Note 9.      Earnings per share

Earnings per share: Net profit for the year divided by the weighted average number of shares outstanding.

Note 10.    Credits and liquidity

SEK considers that credits in the form of interest-bearing securities are a part of SEK’s total credits. On the other hand,

deposits with banks and states, nostro and repos are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public.Thus, SEK’s total credits and liquidity are calculated as follows:

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Credits:
Credits in the form of interest-bearing securities	45,983.7	45,983.7	39,013.1	39,013.1
Credits to credit institutions	24,812.6	24,808.5	14,147.3	14,146.7
Credits to the public	48,702.0	48,702.0	42,021.1	42,021.1
Less:
Deposits, nostro and repos	–10,211.5	–10,207.4	–4,094.8	–4,094.2
Total credits	109,286.8	109,286.8	91,086.7	91,086.7

Liquidity:

Treasuries/Government bonds	1,857.9	1,857.9	1,810.5	1,810.5
Other interest-bearing securities except credits	147,850.8	147,850.8	117,985.0	117,985.0
Deposits, nostro and repos	10,211.5	10,207.4	4,094.8	4,094.2
Total liquidity	159,920.2	159,916.1	123,890.3	123,889.7

of which
- issued by public authorities	2,162.7	2,162.7	3,560.0	3,560.0
- quoted on an exchange	98,532.8	98,532.8	48,087.4	48,087.4

Interest-bearing securities not carried at fair value having a difference between the carrying amount and the amount contractually required to pay at maturity exceeds respectively fall below the nominal amount sum to:

Sum of amounts exceeding nominal	29.1	29.1	10.6	10.6
Sum of amounts falling below nominal	–99.7	–99.7	–59.0	–59.0

SEK, in its ordinary course of business, acquires leasing objects which are classified as financial leasing objects (as opposed to operational leasing objects). When making such classification all aspects regarding the leasing contract, including third party guarantees, should be taken into account. The acquisition price of the leasing objects amounts to Skr 416.1 million (2006: 380.2), and the book value of at year-end amounted to Skr 170.3 million (2006: 176.8).

No provisions for probable credit losses were made at December 31, 2007 or December 31, 2006. No credit losses were incurred during 2007 or 2006.

Note 11.    Classification of financial assets and liabilities

Consolidated Group and Parent Company

Financial assets by accounting category:

	December 31, 2007
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio 4)	Derivatives used for economic hedges 5)	Desig. upon initial re- cognition (FVO) 3)	Derivatives used for hedge accounting	Available for sale 1)	Loans and receivables 2)
Treasuries/government bonds	1,857.9			1,430.4			427.5
Other interest-bearing securities except credits	147,850.7	13,485.6		8,815.6		8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.8			3,006.3		2,727.5	40,250.0
Credits to credit institutions	24,812.6						24,812.6
Credits to the public	48,702.0						48,702.0
Derivatives	20,326.5	16.9	11,631.1		8,678.5
Total financial assets	289,533.5	13,502.5	11,631.1	13,252.3	8,678.5	10,765.8	231,703.3

(1)	Of assets available-for-sale approximately 26% are subject to fair value hedge accounting.
(2)	Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.
(3)	The amount of cumulative change in the fair value attributable to changes in the credit risk amounts to Skr -212.9 million. The amount of change during the period was Skr -170.5 million.
(4)	Derivatives in trading portfolio used for economic hedges within the portfolio.
(5)	Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Consolidated Group and Parent Company

Financial liabilities by accounting category:

	December 31, 2007

		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio 9)	Derivatives used for economic hedges 10)	Desig. upon initial re- cognition (FVO 7), 8)	Derivatives used for hedge accounting	Other financial liabilities 6)
Borrowing from credit institutions	2,064.1					2,064.1
Borrowing from the public	42.7					42.7
Senior securities issued	267,345.6			118,502.9		148,842.7
Derivatives	13,175.4	11.5	12,091.5		1,072.4
Subordinated securities issued	3,039.9					3,039.9
Total financial liabilities	285,667.7	11.5	12,091.5	118,502.9	1,072.4	153,989.4

(6)	Of other financial liabilities approximately 71% are subject to fair value hedge accounting.
(7)	The amount of change during the period and cumulative change in the fair value attributable to changes in the credit risk were Skr 0.0 million.
(8)	The difference between nominal and carrying amount is Skr -6,208.8 million. Nominal amount is Skr 124,711.7 million
(9)	Derivatives in trading portfolio used for economic hedges within the portfolio.
(10)	Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Consolidated Group and Parent Company

Financial assets  by accounting category:

	December 31, 2006
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (14)	Derivatives used for economic hedges (15)	Desig. upon initial recognition (FVO) (13)	Derivatives used for hedge accounting	Available for sale (11)	Loans and receivables (12)
Treasuries/government bonds	1,810.5			1,381.7			428.8
Other interest-bearing securities except credits	117,985.0	13,131.3		5,624.2		8,037.1	91,192.4
Credits in the form of interest-bearing securities	39,013.1			2,214.9		3,126.6	33,671.6
Credits to credit institutions	14,147.3						14,147.3
Credits to the public	42,021.1						42,021.1
Derivatives	22,561.9	10.3	19,550.8		3,000.8
Total financial assets	237,538.9	13,141.6	19,550.8	9,220.8	3,000.8	11,163.7	181,461.2

(11) Of assets available-for-sale approximately 30 percent are subject to fair value hedge accounting.
(12) Of loans and receivables approximately 12 percent are subject to fair value hedge accounting and 2 percent are subject to cash flow hedge accounting.
(13) The amount of cumulative change in the fair value attributable to changes in the credit risk was Skr -42.4 million. The amount of change during the period was Skr -16.1 million.
(14) Derivatives in trading portfolio used for economic hedges within the portfolio.
(15) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Consolidated Group and Parent Company

Financial liabilities by accounting category:

	December 31, 2006
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (19)	Derivatives used for economic hedges (20)	Desig. upon initial recognition (FVO) (17), (18)	Derivatives used for hedge accounting	Other financial liabilities (16)
Borrowing from credit institutions	3,245.6					3,245.6
Borrowing from the public	56.0					56.0
Senior securities issued	211,948.0			102,361.6		109,586.4
Derivatives	15,600.6	18.7	13,865.9		1,716.0
Subordinated securities issued	3,104.6					3,104.6
Total financial liabilities	233,954.8	18.7	13,865.9	102,361.6	1,716.0	115,992.6

(16) Of other financial liabilities approximately 72 percent are subject to fair value hedge accounting.
(17) The amount of change during the period and cumulative change in the fair value attributable to changes in the credit risk amounts to Skr 0.0 million.
(18) The difference between nominal and carrying amount is Skr 3,895.3 million. Nominal amount is Skr 98,466.3 million
(19) Derivatives in trading portfolio used for economic hedges within the portfolio.
(20) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

During 2007, in fair value hedges gains on hedging instruments amounted to Skr 4,745.3 million and losses on hedged items attributable to the hedged risk amounts to Skr 4,873.5 million. During 2006, in fair value hedges gains on hedging instruments amounted to Skr 2,204.7 million and losses on hedged items attributable to the hedged risk amounted to Skr 2,023.3 million.

The amount of total assets as of December 31, 2007, Skr 297.3 billion, was approximately Skr 2.1 billion higher than it would have been if the currency exchange rates as of December 31, 2006, had been unchanged. During the twelve-month period repayments of long-term debt, including foreign exchange effects, have been made in the amount of approximately Skr 65.7 billion, and net increase of own debt reurchased amounted to approximately Skr 0.1 billion.

Note 12.    Derivatives

Consolidated Group and Parent Company

Derivative instruments by categories:

	December 31, 2007			December 31, 2006
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	5,847.2	5,289.5	238,221.5	12,851.6	9,677.0	162,811.1
Interest rate related contracts	9,607.5	3,077.9	211,850.3	5,298.3	3,127.6	159,677.0
Equity related contracts	4,574.6	4,011.9	45,901.3	4,412.0	1,593.9	51,712.3
Contracts rel. to commodities, credit risk, etc.	297.2	796.1	36,807.7	0.0	1,202.1	6,013.0
Total derivatives	20,326.5	13,175.4	532,780.7	22,561.9	15,600.6	380,213.4

Derivatives used for economic hedges,

accounted for as held-for-trading under IAS39

	December 31, 2007			December 31, 2006
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	4,019.7	4,961.2	218,315.2	10,527.8	9,064.0	149,792.2
Interest rate related contracts	2,739.6	2,322.3	113,449.1	4,611.0	2,005.9	80,775.7
Equity related contracts	4,574.6	4,011.9	45,901.3	4,412.0	1,593.9	51,712.3
Contracts rel. to commodities, credit risk, etc.	297.2	796.1	36,807.7	0.0	1,202.1	6,013.0
Total derivatives	11,631.1	12,091.5	414,473.2	19,550.8	13,865.9	288,293.2

Derivatives in trading portfolio,

used for economic hedges within the portfolio

	December 31, 2007			December 31, 2006
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	16.9	11.5	974.2	10.3	18.7	656.8
Interest rate related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Equity related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Contracts rel. to commodities, credit risk, etc.	0.0	0.0	0.0	0.0	0.0	0.0
Total derivatives	16.9	11.5	974.2	10.3	18.7	656.8

Derivatives used for hedge accounting

	December 31, 2007			December 31, 2006
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	1,810.6	316.8	18,932.1	2,313.5	594.3	12,362.1
Interest rate related contracts	6,867.9	755.6	98,401.2	687.3	1,121.7	78,901.3
Equity related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Contracts rel. to commodities, credit risk, etc.	0.0	0.0	0.0	0.0	0.0	0.0
Total derivatives	8,678.5	1,072.4	117,333.3	3,000.8	1,716.0	91,263.4

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis. In the tables above, the figures for 2006 also represent contracts carried at fair value.

SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calcualtions based on complex models. All such contracts are part of exactly matched hedge relationships, so that the the value of one individual balance sheet item (asset or liability) should always be exactly mirrored by an offsetting balance sheet item (liability or asset) with identical value, however with an opposite sign. Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, which effectively hedge each other, to some extent is uncertain. However, there should be no such uncertainty with regard to the value of net assets.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Note 13.    Past-due credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest that is more than 60 days past-due as past-due credits.

Past-due and doubtful credits at year-end:

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
	Group	Company	Group	Company

Past-due credits (A):
Aggregate amount of principal and interest past-due	5.6	5.6	1.0	1.0
-of which covered by adequate guarantees	5.6	5.6	1.0	1.0
Principal amount not past-due on such credits	23.1	23.1	2.9	2.9
-of which covered by adequate guarantees	23.1	23.1	2.9	2.9

(A) All past-due credits are covered by adequate guarantees.

Of aggregate amount of principal and interest past-due Skr 4.6 million (2006: 0.0) were due for payment more than two but less than six months ago, and Skr 1.0 million (2006:1.0) were due for payment more than six but less than nine months ago.

Note 14.    Shares in subsidiaries

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Shares in subsidiary (AB SEKTIONEN) (A)	n.a.	103.5	n.a.	103.5
Shares in subsidiary (AB SEK Securities) (B)	n.a.	10.0	n.a.	10.0
Shares in subsidiary (SEK Financial Advisors AB) (C)	n.a.	5.0	n.a.	5.0
Shares in subsidiary (SEK Financial Services AB) (D)	n.a.	0.1	n.a.	0.1
Shares in subsidiary (SEK Customer Finance AB) (E)	n.a.	1.6	n.a.	—
Total		120.2		118.6

(A): The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. The company’s equity at year-end 2007 amounted to Skr 0.6 million. The nominal value of the shares in AB SEKTIONEN was Skr 0.4 million.

(B): The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm.The company’s equity at year-end 2007 amounted to Skr 12.3 million. The nominal value of the shares in AB SEK Securities was Skr 10.0 million.

(C): The wholly-owned subsidiary, SEK Financial Advisors AB (reg.no. 556660-2420), is domiciled in Stockholm. The company’s equity at year-end 2007 amounted to Skr 4.9 million. The nominal value of the shares in SEK Financial Advisors AB was Skr 0.5 million.

(D): The wholly-owned subsidiary, SEK Financial Services AB (reg.no. 556683-3462), is domiciled in Stockholm. The company’s equity at year-end 2007 amounted to Skr 0.1 million. The nominal value of the shares in SEK Financial Services AB was Skr 0.1 million.

(E): The wholly-owned subsidiary, SEK Customer Finance AB (reg.no. 556726-7587), is domiciled in Stockholm. The company’s equity at year-end 2007 amounted to Skr 0.1 million. The nominal value of the shares in SEK Financial Services AB was Skr 0.1 million.

The net result of the Subsidiaries for the year 2007 was Skr 0.7 million (2006: 1.1).

Note 15.    Other assets

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Due from the State	9.3	9.3	11.6	11.6
Current tax claim	0.3	—	2.6	2.0
Deferred tax claim related to adjustment in connection with transition to IFRS	52.9	52.9	n.a.	n.a.
Deferred tax claim related to pension liability	4.5	4.5	4.6	4.6
Claim on subsidiary	n.a	86.9	n.a.	83.6
Debt for which value has not yet been received	2,098.0	2,098.0	2,940.7	2,940.7
Other	124.7	124.8	340.9	340.6
Total	2,289.7	2,376.4	3,300.4	3,383.1

Note 16.    Prepaid expenses and accrued revenues

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues accrued	5,277.8	5,277.2	4,197.0	4,197.0
Prepaid expenses and other accrued revenues	14.2	11.3	10.3	9.4
Total	5,292.0	5,288.5	4,207.3	4,206.4

Note 17.    Senior debt

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Total senior borrowings exclusive of senior securities issued	2,106.8	2,119.7	3,301.6	3,314.5
Total senior securities issued	267,345.6	267,345.6	211,948.0	211,948.0
Total senior debt outstanding	269,452.4	269,465.3	215,249.6	215,262.5

Of which denominated in:
Swedish kronor	12,117.1	12,130.0	13,190.7	13,203.6
Foreign currencies	257,335.3	257,335.3	202,058.9	202,058.9

The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	–553.6	–553.6	–492.1	–492.1

Note 18.    Tax liability and other liabilities

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Liability to subsidiaries	n.a	53.4	n.a	50.7
Current tax liability	15.9	14.8	0.2	—
Liabilities related to assets acquired though not yet delivered and paid for	419.0	419.0	905.0	905.0
Other	1,488.1	1,455.2	1,926.5	1,894.8
Total	1,923.0	1,942.4	2,831.7	2,850.5

Note 19.    Accrued expenses and prepaid revenues

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest expenses accrued	4,647.4	4,647.8	3,779.4	3,778.7
Prepaid revenues and other accrued expenses	113.9	112.4	24.8	23.9
Total	4,761.3	4,760.2	3,804.2	3,802.6

Note 20.    Deferred tax liabilities and allocations

Deferred tax liabilities

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Deferred taxes related to adjustment in connection with transition to IFRS	37.3	37.3	—	—
Deferred taxes related to untaxed reserves	357.3	n.a.	357.1	n.a.
Total	394.6	37.3	357.1	0.0
Allocations
Pension liabilities	16.1	16.1	16.6	16.6
Total	16.1	16.1	16.6	16.6

Note 21.    Subordinated debt

	2007		2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Perpetual, non-cumulative subordinated loan, foreign currency (A), (B)	2,566.2	2,566.2	2,652.1	2,652.1
Non-perpetual, cumulative subordinated loan, foreign currency (C)	473.7	473.7	452.5	452.5

Total subordinated debt outstanding	3,039.9	3,039.9	3,104.6	3,104.6

Of which denominated in: Swedish kronor	—	—	—	—
Foreign currencies	3,039.9	3,039.9	3,104.6	3,104.6

(A) Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK’s option, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payments will not be made if SEK does not have available distributable capital for making such a payment. The investors’ right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to avoid SEK being obliged to enter into liquidation the general meeting together with the approval of the Swedish Financial Supervisory Authority may decide that the principal amount and any unpaid interest will be utilized in meeting losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

(B) Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK’s option, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payments will not be made if SEK does not have available distributable capital for making such a payment. The investors’ right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to avoid SEK being obliged to enter into liquidation the general meeting together with the approval of the Swedish Supervisory Authority may decide that the principal amount and any unpaid interest will be utilized in meeting losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

(C): Nominal value EUR 50 million. Matures on June 30, 2015. Interest payments quarterly in arrears at a rate of Euribor plus 0.20 percent. Redeemable, at SEK’s option, on or after June 30, 2010, and quarterly thereafter at 100 percent of the nominal value. If not redeemed coupon will increase to Euribor plus 1.70 percent. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

The accrued interest related to the subordinated debt, at year-end Skr 1.5 million (2006: 1.7), has been included in the item “Accrued expenses and prepaid revenues”.

The subordinated loans are subordinated to SEK’s other debts, which means that in liqudation payment will not be made until all other creditors have received payment.

Note 22.    Equity

	January - December, 2007

Consolidated group	Equity:	Share capital(1)	Reserves:		Retained earning	Net profit
			Fund for fair value
			Hedge	Fair value
(Skr mn)			reserve	reserve
Opening balance of equity	4,250.7	990.0	43.8	–17.5	3,322.0
Net result for the year	353.0					353.0
Changes in fair value recognized directly in equity:
Available-for-sale securities	–127.5			–127.5
Derivatives in cash flow hedges	–59.6		–59.6
Tax effect	41.7		16.7	25.0
To income statement	38.2			38.2
Dividend paid	—	—
Closing balance of equity	4,496.5	990.0	–86.7	–81.8	3,322.0	353.0

	January - December, 2007

Parent company	Equity:	Share capital(1)	Legal reserve	Reserves:		Retained earnings	Net profit
				Fund for fair value
				Hedge	Fair value
(Skr mn)				reserve	reserve
Opening balance of equity	3,391.2	990.0	198.0	–43.8	–17.5	2,264.5
Net result for the year	354.6						354.6
Group contribution	–1.5					–1.5
Changes in fair value recognized directly in equity:
Available-for-sale securities	–127.5				–127.5
Derivatives in cash flow hedges	–59.6			–59.6
Tax effect	41.7			16.7	25.0
To income statement	38.2				38.2
Dividend paid	—	—
Closing balance of equity	3,637.1	990.0	198.0	–86.7	–81.8	2,263.0	354.6

	January - December, 2006

Consolidated group	Equity:	Share capital(1)	Reserves:		Retained earnings	Net profit
			Fund for fair value
			Hedge	Fair value
(Skr mn)			reserve	reserve
Opening balance of equity	3,965.8	990.0	33.7	–24.4	2,966.5
Net result for the year	355.5					355.5
Changes in fair value recognized directly in equity:
Available-for-sale securities	–77.2			–77.2
Derivatives in cash flow hedges	–107.6		–107.6
Tax effect	27.4		30.1	–2.7
To income statement	86.8			86.8
Dividend paid	—				—
Closing balance of equity	4,250.7	990.0	–43.8	–17.5	2,966.5	355.5

	January - December, 2006

Parent company	Equity:	Share capital(1)	Legal reserve	Reserves:		Retained earnings	Net profit
				Fund for fair value
				Hedge	Fair value
(Skr mn)				reserve	reserve
Opening balance of equity	3,070.2	990.0	198.0	33.7	–24.4	1,872.9
Net result for the year	391.6						391.6
Changes in fair value recognized directly in equity:
Available-for-sale securities	–77.2				–77.2
Derivatives in cash flow hedges	–107.6			–107.6
Tax effect	27.4			30.1	–2.7
To income statement	86.8				86.8
Dividend paid	—					—
Closing balance of equity	3,391.2	990.0	198.0	–43.8	–17.5	1,872.9	391.6

(1) 640 000 A-shares and 350 000 B-shares at a quote value amount of Skr 1 000 each. Class A and class B shares enjoy the same rights to dividends and rights to surplus  in event of liquidation. Holders of class A and class B shares have a preferential right to subscribe for new shares of their respective class in proportion to the number of shares of the same class previously held by the shareholder.

For the Consolidated group non-distributable capital at year-end amounted to Skr 1,188.0 million (2006: 1,188.0) and distributable capital amounted to Skr 3,308.5 million (2006: 3,062.7). For the Parent company non-distributable capital at year-end amounted to Skr 1,188.0 million (2006: 1,188.0) and distributable capital  amounted to Skr 2,449.1 million (2006:  2,203.2).

Hedge reserve includes after-tax difference between fair value and amortized cost recognized directly in equity related to derivatives in cash flow hedges. Fair value reserve includes after-tax difference between fair value and amortized cost recognized directly in equity related to avaiable-for-sale securities.

The results of the Company’s operations during the year and its financial position at December 31, 2007, can be seen in the Income Statements, Balance Sheets, Statements of Recognized Income and Expenses, Statements of Cash-Flows and related Notes for the consolidated Group and the Parent Company. The following proposal regarding distribution of profits relates to the Parent Company.

(Skr million)
After no payment of dividend to the shareholders as approved by the 2007 Annual General Meeting, the distributable capital is	2,094.5
Add profit for the year after appropriations and taxes	354.6
At the disposal of the Annual General Meeting	2,449.1

The Board of Directors and the President have proposed that the Annual General Meeting dispose of these funds as follows:
—Dividend	—
—Remaining disposable funds to be carried forward.	2,449.1
2,449.1

Note 23.    Contingent liabilities and Commitments

Contingent liabilities and commitments are reported in connection with the balance sheet. There are no contingent liabilities outstanding.  Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of the total amount of committed undisbursed credits of Skr 22,454.2 million (2006: 21,888.5), committed undisbursed credits under the S-system represent Skr 12,615.1 million (2006: 14,162.6). Such commitments under the S-system sometimes include a fixed rate option, the cost of which always is reimbursed by the State in accordance with agreement with the State. (See Note 1 (c) and Note 24.)

Note 24.    S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system, see note 1(c).

The remuneration from the S-system to SEK in accordance with the agreement, Skr 29.8 million (2006: 25.4), is accounted for as interest revenues in the income statements for SEK exclusive of the S-system, see Note 2. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

(Skr mn)	2007	2006
Interest revenues	459.7	444.3
Interest expenses	–473.3	–458.1
Net interest revenues	–13.6	–13.8
Remuneration to SEK	–29.8	–25.4
Foreign exchange effects	0.5	1.4
Reimbursement from the State	42.9	37.8
Net	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

(Skr mn)	December 31, 2007	December 31, 2006
Credits	8,831.3	9,131.7
Derivatives	17.3	92.5
Other assets	233.8	171.5
Total assets	9,082.4	9,395.7

Liabilities	9,023.6	9,307.8
Derivatives	58.8	87.9
Equity	—	—
Total liabilities and equity	9,082.4	9,395.7

Commitments
Committed undisbursed credits (Note 23)	12,615.1	14,162.6

Note 25.    Segment Reporting

In accordance with the definition in IAS 14 SEK has the following business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Segment revenues other than granting of credits represent together less than 4 percent of the total revenues, segment assets other than granting of credits represent together less than 1 percent of total assets and segment liabilities other than granting of credits represent together less than 1 percent of total liabilities and, therefore, segment revenues are not separately disclosed.

Granting of credits include the following products and services: lending; export finance; and structured finance projects. Advisory services include the following products and services: independent consulting services. Capital market products include the following products and services: capital market products to third party investors.

Geographic segments are broken down by the following geographical areas: Europe; Asia; Latin America; North America; and Oceania. Segment revenues other than Europe represent for each segment less than 10 percent of the total revenues, and therefore geographic segment revenues are not separately disclosed.

Note 26.    Certain assets, liabilities and commitments (3, 4)

Break-down by maturity, 2007

Consolidated Group and Parent Company

			1 month <	3 months <	1 year <
	Book	Maturity	Maturity	Maturity	Maturity	Maturity
Skr mn	Value	= 1 month	= 3 months	= 1 year	= 5 years	> 5 years

Total credits outstanding	73,514.6	9,113.2	2,547.3	2,440.0	14,802.1	44,612.0
Interest-bearing securities	195,692.4	11,571.1	11,404.8	31,287.4	110,936.1	30,493.0
Total assets	269,207.0	20,684.3	13,952.1	33,727.4	125,738.2	75,105.0

Borrowing from credit institutions	2,064.1	1,895.9	0.0	0.0	168.2	0.0
Borrowing from the public	42.7	3.3	39.4	0.0	0.0	0.0
Senior securities issued	267,345.6	32,580.5	18,442.6	33,074.1	107,475.1	75,773.3
Subordinated securities issued (1),(2)	3,039.9	0.0	0.0	0.0	0.0	3,039.9
Total liabilities	272,492.3	34,479.7	18,482.0	33,074.1	107,643.3	78,813.2

Commercial commitments	22,454.2	0.0	43.1	411.4	6,130.6	15,869.1

Break-down by interest repricing, 2007

			1 month <	3 months <	1 year <
	Book	Maturity	Maturity	Maturity	Maturity	Maturity
Skr mn	Value	= 1 month	= 3 months	= 1 year	= 5 years	> 5 years

Total credits outstanding	73,514.6	22,464.8	31,578.3	19,115.1	214.8	141.6
Interest-bearing securities	195,692.4	78,947.7	98,623.7	17,419.4	701.6	0.0
Total assets	269,207.0	101,412.5	130,202.0	36,534.5	916.4	141.6

Borrowing from credit institutions	2,064.1	1,895.9	0.0	0.0	168.2	0.0
Borrowing from the public	42.7	3.3	39.4	0.0	0.0	0.0
Senior securities issued	267,345.6	53,038.8	93,747.4	115,249.8	759.3	4,550.3
Subordinated securities issued (1),(2)	3,039.9	0.0	3,039.9	0.0	0.0	0.0
Total liabilities	272,492.2	54,938.0	96,826.7	115,249.8	927.5	4,550.3

Commercial commitments	22,454.2	0.0	43.1	411.4	6,130.6	15,869.1

Break-down by maturity, 2006

Consolidated Group and Parent Company

			1 month <	3 months <	1 year <
	Book	Maturity	Maturity	Maturity	Maturity	Maturity
Skr mn	Value	= 1 month	= 3 months	= 1 year	= 5 years	> 5 years

Total credits outstanding	56,168.4	2,045.4	3,619.1	4,476.2	15,101.4	30,926.3
Interest-bearing securities	158,808.6	5,224.4	9,609.5	28,709.2	92,962.8	22,302.7
Total assets	214,977.0	7,269.8	13,228.6	33,185.4	108,064.2	53,229.0

Borrowing from credit institutions	3,245.6	1,190.3	2,055.3	0.0	0.0	0.0
Borrowing from the public	56.0	18.6	37.2	0.2	0.0	0.0
Senior securities issued	211,948.0	21,299.7	25,454.8	28,241.8	85,338.8	51,612.9
Subordinated securities issued (1),(2)	3,104.6	0.0	0.0	0.0	0.0	3,104.6
Total liabilities	218,354.2	22,508.5	27,547.4	28,242.0	85,338.8	54,717.5

Commercial commitments	21,888.5	0.0	439.0	88.3	6,031.8	15,329.4

Break-down by interest repricing, 2006

			1 month <	3 months <	1 year <
	Book	Maturity	Maturity	Maturity	Maturity	Maturity
Skr mn	Value	= 1 month	= 3 months	= 1 year	= 5 years	> 5 years

Total credits outstanding	56,168.4	9,941.0	19,410.4	11,662.8	6,284.3	8,869.9
Interest-bearing securities	158,808.6	43,175.9	85,512.5	9,722.1	16,875.6	3,522.5
Total assets	214,977.0	53,116.9	104,922.9	21,384.9	23,159.9	12,392.4

Borrowing from credit institutions	3,245.6	1,190.3	2,055.3	0.0	0.0	0.0
Borrowing from the public	56.0	18.6	37.2	0.2	0.0	0.0
Senior securities issued	211,948.0	26,921.0	36,697.2	40,218.6	81,875.9	26,235.3
Subordinated securities issued (1),(2)	3,104.6	0.0	3,104.6	0.0	0.0	0.0
Total liabilities	218,354.2	28,129.9	41,894.3	40,218.8	81,875.9	26,235.3

Commercial commitments	21,888.5	0.0	439.0	88.3	6,031.8	15,329.4

(1) Maturity 2015, subject to redemption beginning in 2010 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million), See Note 21.

(2) Perpetual maturity subject to redemption beginning in 2008 with the approval of Swedish Financial Supervisory Authority (Nominal USD 350 million), See note 21.

(3) Excluding derivative contracts due to relating hedge positions. Current fair value of the derivatives can be seen in Note 12. Cash payment obligations associated with such derivative financial instruments designated in a hedge relationships are arranged to correspond in timing and  inversely in amount with cash flows under settlement of hedged assets and liabilities.

(4) All figures in the tables above represent book values. There are no significant differences in relation to contractual obligations.

For balance sheet items other than financial instruments information about expected recovery time should be disclosed. Items other than financial instruments with approximate expected recovery time of less than 12 months: Other assets; Prepaid expenses and accrued revenues, Other liabilities; and Accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more.

Note 27.    Financial assets and liabilities at fair value

Consolidated Group and Parent Company

	December 31, 2007			Maximum exposure to
(Skr mn)	Book value	Fair value	Surplus/ Deficit	Credit Risk
Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,857.9	1,889.3	31.4	1,856.5
Other interest-bearing securities except credits	147,850.8	148,132.7	281.9	148,327.2
Credits in the form of interest-bearing securities	45,983.7	46,274.3	290.6	45,725.4
Credits to credit institutions	24,812.6	24,802.2	–10.4	24,922.3
Credits to the public	48,702.0	48,715.6	13.6	70,758.1
Derivatives	20,326.5	20,326.5	0.0	20,326.5
Total financial assets	289,533.5	290,140.6	607.1	311,916.0
Borrowing from credit institutions	–2,064.1	–1,986.6	77.5
Borrowing from the public	–42.7	–41.5	1.2
Senior securities issued	–267,345.6	–267,350.3	–4.7
Derivatives	–13,175.4	–13,175.4	0.0
Subordinated securities issued	–3,039.9	–3,035.2	4.7
Total financial liabilities	–285,667.7	–285,589.0	78.7

Consolidated Group and Parent Company

	December 31, 2006			Maximum exposure to
(Skr mn)	Book value	Fair value	Surplus/ Deficit	Credit Risk
Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,810.5	1,828.3	17.8	1,798.0
Other interest-bearing securities except credits	117,985.0	118,350.9	365.9	117,624.4
Credits in the form of interest-bearing securities	39,013.1	39,495.3	482.2	39,126.5
Credits to credit institutions	14,147.3	14,340.1	192.8	14,197.0
Credits to the public	42,021.1	42,362.4	341.3	60,566.8
Derivatives	22,561.9	22,561.9	0.0	22,561.9
Total financial assets	237,538.9	238,938.9	1,400.0	255,874.5
Borrowing from credit institutions	–3,245.6	–3,252.8	–7.2
Borrowing from the public	–56.0	–58.9	–2.9
Senior securities issued	–211,948.0	–211,948.0	0.0
Derivatives	–15,600.6	–15,600.6	0.0
Subordinated securities issued	–3,104.6	–3,096.2	8.4
Total financial liabilities	–233,954.8	–233,956.5	–1.7

Financial assets and financial liabilities in the balance sheet are generally measured at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities that are not subject to hedge accounting are both measured at amortized cost.

In the process of estimating or deriving fair values for items not measured at fair value in the balance sheet, certain simplifying assumptions have been made. In the cases where quoted market values for the relevant items are available such market values has been used. However, for a large portion of the items there are no such quoted market values. In those cases the fair value has been estimated or derived. The process of deriving such values naturally involves a high degree of uncertainty. Accordingly, the fair values reported  do to a large extent represent values that have been estimated by the Company. For instance, the fair values of bilateral credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted made on December 31, 2007 and 2006.

The Company has used its best available estimates when valuing financial instruments at fair value. Even so, no representation is made that the fair values reported reflect real market values. With regard to the S-system, it should be noted that the results under such system are settled by the State according to agreements between SEK and the State.

The book value of derivative instruments, which represents maximum exposure to credit risk in accordance with certain regulations, does not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Maximum exposure to credit risk for Credits to credit institutions and Credits to the public include undisbursed credits at year-end. For further information on credit risk protection, see Note 32.

Note 28.    Assets, liabilities and derivatives denominated in foreign currencies.

Assets, liabilities and derivatives denominated in foreign currencies (i.e., currencies other than Swedish kronor) have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

The relevant exchange rates for the currencies representing the largest portions of assets and liabilities reported in SEK’s balance sheet are presented in the table below (expressed in Swedish kronor per unit of each foreign currency).

The portion at year-end represents the portion of aggregated volumes of assets and liabilities denominated in foreign currencies. Foreign currency position at year-end represents the net of all assets and liabilities including gross position in derivatives in the balance sheet in each currency. Foreign currency positions are limited to accrued net income in foreign currency and are hedged regularly.

	December 31, 2007			December 31, 2006
		Portion at	Foreign currency		Portion at	Foreign currency
	Exchange	year-end,	position	Exchange	year-end,	position
Currency	rate	%	at year-end (Skr mn)	rate	%	at year-end (Skr mn)

USD	6.4675	47.9%	18.3	6.8725	40.3%	3.9
EUR	9.4735	33.5%	15.4	9.05	31.9%	0.4
SKR	1	7.6%	n.a.	1	9.3%	n.a.
JPY	0.0572	4.3%	0.6	0.0578	5.5%	0.3
AUD	5.6575	2.3%	0.2	5.4375	4.4%	0.3
GBP	12.905	1.0%	1.4	13.4875	2.4%	2.2
Others	—	3.4%	0.8	—	6.2%	0.8

Total foreign currency position			36.7			7.9

Assets, liabilities and derivatives denominated in foreign currency are included in the total amount of assets, liabilities and derivatives reported by the following amounts (expressed in millions of Swedish kronor).

	December 31, 2007		December 31, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Total assets	297,259.2	297,347.6	245,215.1	245,302.8
of which denominated in foreign currencies	260,256.9	260,334.3	211,241.2	214,767.9
Total liabilities	292,762,7	292,436.6	240,964.4	240,637.4
of which denominated in foreign currencies	278,118.4	277,808.6	211,385.2	228,600.5
Total nominal amount of derivatives	532,780.7	532,780.7	380,213.4	380,213.4
of which denominated in foreign currencies	498,686.7	498,686.7	355,502.1	355,882.6

Note 29.    Transactions with related parties

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN - The Swedish Export Credits Guarantee Board and Sida – the Swedish International Development Corporation Agency, in each case supported by the full faith and credit of Sweden, 14 percent of the Company’s outstanding loans at December 31 2007, were guaranteed by the State. SEK administers, against compensation, the State’s export credit support system, and the State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Notes 1(c) and 24.

The Company enters into transactions in the ordinary course of business with entities that are partially or wholly-owned or controlled by the State. The Company also extends export loans (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.SEK also defines its group companies as related parties. For further information see also Note 1(a), Basis of consolidation, and Note 14, Shares in subsidiaries.

Note 30.    Effects from implementing IFRS

The application of IFRS from January 1, 2007, has the following material effects on the comparison figures for income statements, balance sheets and equity (all figures refer to the consolidated group):

Income statements

(Skr mn)	January-December, 2006

Net interest revenues according to previous regulations	797.8
Remuneration from the S-system (previously shown separately)	25.4
Elimination of balanced items regarding repurchased dept etc	–30.2
Net interest revenues according to IFRS	793.0

Net results of financial transactions according to previous regulations	3.8
Realized results of repurchased debt etc	25.1
Fair value changes of financial assets except held-for-trading, financial liabilities and derivatives	–36.8
Net results of financial transactions according to IFRS	–7.9

Operating profit according to previous regulations	543.2
Adjustment	–41.9
Operating profit according to IFRS	501.3

Taxes on operating profit according to previous regulations	–157.6
Adjustment	11.8
Taxes on operating profit according IFRS	–145.8

Net profit according to previous regulations	385.6
Adjustment	–30.1
Net profit according to IFRS	355.5

Balance sheets

	January 1, 2007			January 1, 2006
(Skr billion)	Previous regulations	Adjustment	IFRS	Previous regulations	Adjustment	IFRS

Total assets	229.2	16.0	245.2	207.5	3.8	211.3
of which credits	56.1	0.1	56.2	43.4	0.2	43.6
of which interest-bearing securities	158.4	0.6	159.0	149.4	0.9	150.3
of which derivatives	6.8	15.6	22.4	7.5	2.7	10.2
of which other	7.9	–0.3	7.6	7.2	0.0	7.2

Total liabilities	225.1	15.9	241.0	203.8	3.5	207.3
of which senior securities issued	203.4	8.6	212.0	187.8	–7.4	180.4
of which subordinated securities	2.9	0.2	3.1	3.3	0.4	3.7
of which derivatives	8.4	7.0	15.4	5.8	10.5	16.3
of which other	10.4	0.1	10.5	6.9	0.0	6.9

Equity

(Skr mn)	January 1, 2007	January 1, 2006

Equity in accordance with previous regulations	4,124.3	3,738.7

Adjustments at transition to IFRS:
Effects of changes in fair values	60.5	157.6
Elimination of balanced items regarding repurchased dept etc	100.7	89.5
Other adjustments	–34.8	–20.0
Total adjustments in equity at transition to IFRS	126.4	227.1

Equity in accordance with IFRS	4,250.7	3,965.8

Note 31.    Capital Adequacy

Capital requirement

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of December 31, 2007, was 17.1 percent before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules – which limit the full effect of the decrease in capital required according to the new, more risk-sensitive regulations compared with the older, less risk-sensitive regulations – the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2007 was 8.9 percent (13.8 percent as of December 31, 2006 according to the old regulations, Basel-I), of which the Tier-1-ratio was 6.5 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.2 percentage points. For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010.

SEK’s policy with regard to capital management is designed to support its business goals. The owners’ request for return on equity should balance regulators' capital requirements and requirements from investors and other counterparties which make judgments on SEK’s credit worthiness as well as the economic capital which represents the Company’s total risks.

The Company believes that the expected available capital balances well the Company’s expected risks in the different scenarios the Company can expect in a way that maintains the Company’s high creditworthiness. The Company may also strengthen the capital situation in order to meet a coming negative development in excess of what has already been taken into account in the different scenarios. Such measurements include among other things reducing the appetite for new risks and new business transactions.

The implementation of IFRS did not have any material effect on capital adequacy requirement. The main effect was an increase in equity in the opening balance, which however was counteracted by elimination of certain market value effects when calculating the capital base.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 32.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed – with the intention of simplifying comparisons with previous reports – also as amounts corresponding to risk-weighted assets multiplied by the factor 12.5. For operational risk and market risk these amounts are derived, since the regulations for these types of risks directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2007 not be less than 95 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
	December 31, 2007		December 31, 2006		December 31, 2007		December 31, 2006
	Weighted	Required	Weighted	Required	Weighted	Required	Weighted	Required
(Skr mn)	Claims	Capital	Claims	Capital	Claims	Capital	Claims	Capital

Credit Risk Standardized Method	391	31	41,136	3,290	391	31	41,224	3,298
Credit Risk IRB Method	37,370	2,990	—	—	37,379	2,990	—	—
Trading Book Risks	3,743	299	9,108	729	3,743	299	9,108	729
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	1,512	121	—	—	1,497	120	—	—
Total Basel II	43,016	3,441			43,010	3,440

Basel-I Based Additional Requirement (1)	39,397	3,152			39,401	3,152
Total Basel II incl. Additional Requirement	82,413	6,593			82,411	6,592

Total Basel I	86,749	6,940	50,244	4,019	86,748	6,940	50,332	4,027

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group		Parent Company
(Skr mn)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Primary Capital (Tier-1)	5,338	4,705	5,409	4,740
Supplementary Capital (Tier-2)	2,003	2,239	1,993	2,235
Of which: Upper Tier-2	1,545	1,787	1,535	1,783
Lower Tier-2	459	452	459	452
Total Capital Base (2)	7,341	6,944	7,402	6,975
Adjusted Tier-1 Capital	5,938	5,305	6,009	5,340
Adjusted Total Capital Base	7,941	7,544	8,002	7,575

(2) Total Capital Base, net after reductions including reduction for estimated loss in accordance with IRB calculation. The Capital Base for December 31, 2007, including net profit for the period less expected dividend related to the said period.

Capital Base – Adjusting Items

	Consolidated Group		Parent Company
(Skr mn)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Equity	4,497	4,124	3,637	3,234
Equity-portion of untaxed reserves	n.a.	n.a.	917	917
Adjusting Items:
Expected dividend	—	—	—	—
Items recognized at fair value	189	n.a.	189	n.a.
Intangible assets	-17	-38	-13	-34
Tier-1 eligible subordinated debt	700	619	710	623
50% of estimated loss in accordance with IRB calculation	-31	n.a.	-31	n.a.
Total Tier-1 Capital	5,338	4,705	5,409	4,740

Tier-2 eligible subordinated debt	2,034	2,239	2,024	2,235
Adjusting Items:
50% of estimated loss in accordance with IRB calculation	-31	n.a.	-31	n.a.
Total Tier-2 Capital	2,003	2,239	1,993	2,235

Capital Adequacy Analysis (Pillar I)

	Consolidated Group			Parent Company
	December 31, 2007			December 31, 2007
	Excl. Basel-1-based	Incl. Basel-1-based	December 31, 2006	Excl. Basel-1-based	Incl. Basel-1-based	December 31, 2006
(Skr mn)	add. requirement	add. requirement	(Basel I)	add. requirement	add. requirement	(Basel I)

Total Capital Adequacy	17.1%	8.9%	13.8%	17.2%	9.0%	13.9%
Of which: Rel. to Tier-1	12.4%	6.5%	9.4%	12.6%	6.6%	9.4%
Rel to Tier-2	4.7%	2.3%	4.4%	4.7%	2.3%	4.5%
Of which: Upper Tier-2	3.6%	1.8%	3.5%	3.6%	1.8%	3.6%
Lower Tier-2	1.2%	0.6%	0.9%	1.0%	0.6%	0.9%
Adjusted Total	18.5%	9.6%	15.0%	18.6%	9.7%	15.1%

Of which: Adjusted Tier-1	13.8%	7.2%	10.6%	14.0%	7.3%	10.6%

Capital Adequacy Quota (3)	2.13	1.11	1.73	2.15	1.12	1.73

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Note 32.    Quantitative and Qualitative Disclosures About Market Risk

1                              Risk and Capital Management

As from the year 2007, the capital required for the company is calculated according to the so-called Basel-II regulations. Through 2009, the new rules are subject to transitional rules based on the old Basel-I requirements. The Basel-II regulations are more risk-sensitive than the Basel-I regulations and in the company’s view more appropriately assess its capital needs. The Company, therefore, primarily focuses on these regulations, without any regard to the transitional rules other than meeting the formal transitional requirements.  (See also Note 31)

The Company has assessed its capital position for the next three-year period. In summary, the assessment concludes that the expected available capital balances the company’s expected risks in the different scenarios that the Company envisages, in a way that should support high creditworthiness. SEK’s total capital requirement at December 31, 2007 was (exclusive of the Basel-I-based additional requirement) Skr 3,441 million.

2          Risk management ability provides business opportunities and stability

Risk management is a key factor in SEK’s ability to offer its customers favorable financing solutions and to the company’s long-term development.

SEK’s customers often require large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk mitigating measures. Therefore, in order to be able to carry out such transactions, a well-developed risk management is required with the ability to recognise the counterparties and transactions that are desirable. Risk management requires knowledge and processes that are able to handle previously well-known risks with well-defined techniques but also identify new risks and manage them by developing new techniques. It is not only in customer financing that risk management skills are decisive for success. Based on SEK’s business model, which has been used for many years, SEK’s borrowing activities benefit from the market’s various types of risk preferences. By being flexible and accepting new types of structures at an early stage – but also being able to handle the interest-rate risks – it is possible to satisfy investor demands regarding risk exposure and at the same time obtain funding on favorable terms. A key part of this management is transaction documentation. SEK has for many years been pushing forward the development of documentation techniques.

2.1       Risk management and risk control

Providing its customers with financial solutions and products means that SEK exposes itself to various risks that have to be managed. The Company’s profitability is directly dependent on its ability to assess, manage and price these risks, while at the same time retaining sufficient capital strength to be able to meet unforeseen developments. Constant priority is placed on the risk management process and it is, therefore, developed continually. Support from the Board, a clear line of decision management, combined with awareness of risk among our employees, uniform definitions and principles and control of risks incurred within an approved framework, as well as transparency in the external accounts make up the cornerstones of SEK’s risk and capital management.

SEK defines risk(1) as the probability for a negative deviation from an expected financial result. Risk management includes all activities that affect assumption of risk, i.e., SEK’s processes and systems that identify measure, analyse, monitor and report risks at an early stage. Adequate internal control, consisting of a set of rules, systems and routines, as well as follow-up of observance of them, ensures that the company is run in safe, efficient and controlling forms. By risk control, we understand all activities for measuring, reporting and following-up risks, independent of the risk-taking commercial units. SEK implements risk control from two different perspectives, (i) partly through risk-related management and control that primarily includes risk management and limits, and (ii) partly through management and control

(1) Risk is a balancing of both probabilities and consequences in any given event.  The expression “risk” is generally used when there is at least one negative consequence of an event. The balancing means that the risk, in total, may be high, even if the probability is low, depending on whether or not the consequences are serious.

that is carried out at company level and which includes organisation, corporate governance and internal control.

The ultimate responsibility for SEK’s business, and that it is carried out with a good internal control system, is held by the Board of Directors. It has established a dedicated Finance Committee whose primary task is to follow-up, check and manage SEK’s risk profile, risk level and capitalization. The Board’s Credit Committee makes up, after the Board, the highest decision body in individual matters of credits. The Board draws up central policy documents and at every meeting receives a summary report of the risk situation. The President is responsible for ongoing administration. In addition to the Board and the President, there are committees with various competences to make decisions dependent on the types of risks.

During 2007, there have been no significant changes to SEK’s objectives, principles, risk management methods or methods of measuring risk.  Futhermore, the exposure to various types of risk, or their origins, has not changed materially.

The Executive Committee’s Finance Committee (the Asset and Liability Committee, ALCO), which the President chairs, manages, among others, questions of SEK’s overall risk level, and proposes market risk limits and methods for risk measurement and distribution of internal capital. ALCO draws up steering documentation for distribution of responsibility and handling of SEK’s risk types and for the relationship between risk and capital, within the framework of the Board’s overall capital policy.

The Executive Committee’s Credit Committee is responsible for matters that impact on credits and credit risk management within SEK. Within the framework for its mandate, and on the basis of the order of delegation decided by the Board, the Credit Committee has the right to make credit decisions.

SEK’s risk-related management and control is directed towards credit-, market-, liquidity-, and operational risks. The management and control at corporate level includes the entire company, i.e., all risks, but is directed specially at risk appetite and ambient risk.

The independent risk control is carried out by the Risk Control (RC) function, which reports to the head of Risk & IT and to the President. SEK’s policy documents for the risk and capital areas are reviewed and updated annually by the head of Risk & IT, but are decided by the respective decision bodies.

Based on a portfolio perspective, RC is responsible for control, analysis and reporting of financial risks. These risks are primarily made up of credit and counterparty risks, market risks, as well as of funding and liquidity risk. The function follows up the company’s scope and alignment regarding risk strategy, risk management and rating methods for credit risk classification, as well as calculating, analysing and forecasting regulatory capital adequacy and the need for economic capital. The function is also responsible for choice of methods and models, and must act as a centre of excellence, with the task of contributing to increasing SEK’s risk management capacity, among other things with the intention of analysing diversification and risk mitigation effects.

An important part of RC’s work is performed by at least keeping pace with the business functions with regard to the risks that occur in the company and, thereby, being able to manage new questions that arise within the area.

There is also a Compliance function in SEK. The overall purpose of the function is to secure adherence to the various rules governing SEK.

Internal audit, which is independent of the commercial activities and reports to the President, but is also obliged to report to the Board, investigates and assesses the efficiency and integrity of the above risk management. It is a fundamental principle for all control functions to be independent of the commercial activities.

See the chart below that shows SEK’s organization for management and control.

2.2                    Aims, focus and objectives of risk management.

As stated above, risk management is a central part of SEK’s business model and activities. Meeting customers’ financing needs does not rely only on efficient and innovative risk management of the transactions themselves. It is equally important to be able to take advantage of market opportunities in order to obtain funding and manage liquidity on attractive terms. This in turn provides the basis for favorable conditions for granting credits. The focus of risk management is mainly to reduce and limit risks, since SEK’s business model implies a transaction volume which is large in relation to the capital base. The objective of risk management is to create conditions under which SEK is able to meet the needs of its customers, particularly regarding financing needs. SEK also wishes to take advantage of business opportunities in such a manner that net risks are at a level that is sustainable in the long-term in relation to SEK’s capital base. The aim is to maintain a high creditworthiness. Risk management contains two important components. One is to manage risks so that net risks are kept at the right level. The other is to asses the internal capital adequacy and ensure a level and composition of the capital base that is in harmony with the development of business activities.

3             Risks – an overview

In its business activities SEK is exposed to a number of different risks, from credit risks to operational risks. In order to be able to offer customers financial solutions - for the most part long-term financing solutions that promote Swedish exports - SEK sometimes carries out transactions that, without risk-mitigation activities, would have a higher risk than the company considers acceptable. In order to be able to carry out such transactions despite this, SEK uses a number of methods to reduce or transform risks to the desired levels. The main methods used for reducing or transforming risks include derivative instruments and guarantees. As a result, SEK’s net risks - although SEK’s gross exposure in certain cases may be considerable - are controlled, limited and relatively low.

To ensure that the inherent gross exposure of a transaction can be transformed in an effective and controlled manner, SEK has developed clear guidelines with regard to which gross exposures can be acceptable and which risk transformation techniques can be applied.

The following risk categories are particularly important to SEK:

Credit risks are SEK’s largest risks. Credit risks are inherent in all assets and other contracts, where a counterparty is obliged to fulfil obligations. Credit risks are limited through a methodical and risk-based selection of counterparties, and they are managed, among other things, by use of guarantees and credit derivatives.

Market risks arise due to mismatches of assets and liabilities in individual currencies and/or in interest-rate terms. The resulting market risks are denoted currency exchange-rate risks and interest-rate risks, respectively. Market risks can arise also in transactions that include embedded derivative contracts. Mostly, SEK manages market risks related to embedded derivative contracts by entering into matching (off-setting) transactions. An embedded derivative contract is a part of a host contract (for instance, a bond) and its effect is that some or all of the cash flows of the host contract will be modified based on the development of the value of the underlying assets/debts/prices or other values that are defined in the embedded derivative contract.

Interest-rate risks are managed at an individual contract level, and at a total portfolio level. The interest-rate risks are restricted by limits set by the Board of Directors.

Currency exchange-rate risks are kept at a low level, since SEK usually matches assets and liabilities in terms of currencies. The remaining currency exchange-rate risk, which is limited, arises due to the difference between revenues and costs (net interest margins) related to assets and liabilities in the respective currencies. Currency exchange-rate risks are restricted by limits set by the Board of Directors.

Market-related counterparty risks – which are a kind of credit risk – arise when derivative instruments are used to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with high creditworthiness. A further reduction of the risk is achieved since SEK strives to obtain collateral or mark-to-market agreements with its counterparties before the derivative contracts are entered into. These agreements mean that the highest permitted risk levels in relation to each individual counterparty are agreed in advance. The design of the agreements safeguards that the agreed risk levels will not be exceeded, independent of which market value changes occur.

Operational risks. Since SEK’s transactions often have long maturities and a high level of complexity, SEK has high demands on systems, processes and employees in order to minimise operational risks. The extensive risk management conducted by SEK is often complicated and, therefore, leads to additional operational risk that is minimised in a corresponding way. There is also a risk that SEK’s reputation will be damaged if the company fails comply with current legislation and best practice or in another manner fails to meet its commitments, even those that are not explicit. Such risks are reduced through active efforts relating to risk culture, compliance with regulations and corporate governance.

The information in the five graphs below is unaudited.

Development of counterparty exposures (net) related to long-term credits

Outstanding and committed credits as at 31 December 2007

Skr billions
140
120
100
80
60
40
20
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Corporates
Financial Institutions
Regional Governments
States

Counterparty exposure – gross

States and regional governments, 27%
Financial Institutions, 37%
Asset-backed securities, 19%
Corporates, 17%

Counterparty exposure – net

States and regional governments, 24%
Financial Institutions, 49%
Asset-backed securities, 18%
Corporates, 9%

Counterparty exposures (net) by rating and asset class

31 December 2007

Skr billions
120
100
80
60
40
20
0
AAA
AA+
AA
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
BB
BB-
B+
B
B-
Corporates
Asset-backed securities
Financial Institutions
States and regional governments

Development over time of SEK's available funds

Borrowing plus shareholders' funds, and lending with maturities of more than one year, respectively, as of 31 December 2007

Skr billions
180
160
140
120
100
80
60
40
20
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Lending with maturities exceeding one year
Borrowing plus shareholders' funds

SEK’s risk management primarily involves using various techniques to transform gross risks into net risks that are at a level acceptable to SEK. This matrix describes management’s view on risk management for SEK’s most significant risk categories.

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

•    By use of different methods for corporations, municipalities and financial institutions, SEK establishes credit ratings for its individual counterparties. Most of the counterparties against whom SEK accepts net exposures are also rated by one or more of the internationally recognized rating agencies. In order to be able to keep the credit risk at the desired level, SEK usually uses various types of guarantees and other risk-mitigating solutions. For export credits, where the ultimate borrower may have a low creditworthiness, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid larger than desired risks, SEK may also need risk-cover also in those cases where the counterparties have high creditworthiness, if the financing requirements are large. In such cases, credit derivatives are normally used. The counterparty risks related to the credit derivative contracts are usually managed through ISDA-agreements with a collateral or mark-to-market supplement.

•    The net risk is limited mainly to counterparties with high creditworthiness. In many cases there are several guarantors for the same exposure. The net risk for an exposure with several guarantors will be considerably lower than the risk would have been against an individual counterparty. In cases where credit derivatives are used for transformation of a gross risk, the net exposure, in the event of a gradual deterioration of the borrower’s credit quality, will  gradually decrease. This is done through the collateral adjustment that covers a change in market value above a certain set level.

Market-related counterparty risk

Various derivative instruments such as swaps, forward contracts and options are used to limit and reduce risks. The value of these instruments can be considerable in the event of market changes particularly for contracts with long maturities. This gives rise to a market-related counterparty risk where  realization of the value of such contracts depends on the counterparty’s ability to meet its obligations throughout the entire contract period.

•    In order to keep counterparty risks at a controlled and acceptable level, SEK methodically chooses counterparties with high credit quality for derivative transactions. To further reduce these risks, SEK strives to obtain collateral or mark-to-market agreements – which means that the highest permitted risk level, regardless of market value changes that may occur, is decided in advance – from their counterparties before entering into a derivative contract.

•    The combination of a careful choice of counterparties and collateral agreements leads to a limited net risk. All exposures related to market-related counterparty risk must be contained within set counterparty limits.

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK

Market risks–Interest rates

In order to be able to offer credits – often with complicated disbursement and repayment structures – with fixed interest at attractive terms, it is cost efficient for SEK to take some interest rate risk. SEK’s borrowing is also often made at fixed interest. SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which leads to interest-rate risk.

•    SEK uses various techniques for measuring and managing interest-rate risks which are designed to give a clear picture and good control of these risks. Using  different derivatives, the original interest-rate risks in assets and liabilities are normally transformed from long-term  to short-term fixed interest terms in currencies with well functioning markets. EUR, USD and Skr are preferably used.

• The net risk is limited. To the extent derivatives are used to manage interest-rate risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks–Currency

SEK’s granting of credits and a large portion of its borrowing can take place in the currency chosen by the borrowers and investors respectively choice. It is therefore seldom that borrowing and lending are made in the same currency and therefore directly balance each other. Liquidity investments and some borrowing may, to the extent that market conditions allow, be made in  currencies SEK chooses in order to match assets and liabilities.

•     Differences in exposures to individual currencies that exist  between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. Currency exposure also arises in the net interest income that is continuously generated in foreign currency. This is hedged regularly in order to minimize risks.

•    The net risk only comprises an accrued net interest income in foreign currency,  that is hedged regularly, which results in low risk. To the extent derivatives are used to handle currency risk, a  market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks–Credit spreads SEK has a trading portfolio whose holdings are market valued with regard to changes in the interest rate margin which the market requires to compensate for the credit risk.

•    SEK regularly market values of the holdings in the trading portfolio. Risk is measured as the change in market value at a specific change of credit spread. The size of the change in the risk calculation depends on the risk counterparty’s rating and sector and the maturity of the exposure. Holdings must have high liquidity.

•    SEK limits the holding in this portfolio mainly to issuers with good credit quality in selected sectors. Taken overall, the portfolio comprises liquid assets with a controlled risk that is assessed by clearly defined risk measurements.

GROSS EXPOSURES	RISK MANAGEMENT	NET RISK

Market risks–Other markets

A large portion of SEK’s funding is carried out  on terms that are adapted to investor requirements for exposure to different risks. Such adjustments provide exposure not only against credit risk but also changes in different market prices and other market-related variables, such as indices. These adjustments result in funding transactions that contain embedded derivatives. The risk in these derivatives must be managed to avoid undesirable  exposures for SEK.

• Unwanted market risks in embedded derivatives are hedged by SEK by using free-standing derivative contracts with offsetting risk profiles.

•    Generally, SEK does not have any net exposure to any types of risk other than interest rate, currency and credit risks. The derivatives used for hedging of undesired market risks result in a market-related counterparty risk against counterparties in the derivative transactions.

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

• SEK has overall a limited and well controlled funding and liquidity risk.

Operational risks

SEK’s transactions often have long maturities and a high degree of complexity, which create operational risks. The extensive risk management carried out by SEK for different types of risk is often complicated, and therefore leads to additional operational risk.

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

4              BASEL II

As from the beginning of 2007, the reformed Basel Rules (Basel II) came into force in Sweden and the rest of the EU. The main purposes of the new rules were to achieve greater transparency and improved risk management in banks and financial institutions and, thus, boost the stability of the financial system. An important part of this approach is that institutions should maintain capital levels that are commensurate with the institution’s risk profiles. The main structure of the new system consists of the three so-called pillars. Pillar 1 deals with minimum capital requirements for credit and market risks and also for operational risks, based on explicit calculation rules.

SEK has been granted a permit from the Swedish Financial Supervisory Authority to base the capital requirement for credit risks on an internal ratings based approach (IRB approach). Regulatory capital for credit risks will in the future, therefore, better reflect the actual risks associated with SEK’s transactions. Further, under Pillar 2 the company shall identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) also includes qualitative risks which cannot be directly measured in the form of positions that can be covered by capital. Pillar 3 addresses greater openness and transparency, the manner in which institutions are to report (in the wide sense of the term) their operations to the market and the general public. SEK views these changes altogether as a potential to obtain business benefits and to create added value for the various stakeholders in the company.

4.1                               Internal Ratings Based Approach (IRB)

All of SEK’s counterparties(2) must be rated internally. The decision concerning an internal rating for a counterparty is taken by SEK’s Rating Committee. The committee members, who come from various functions within SEK, must in total provide both a wide and deep level of expertise in risk assessment and/or experience in credit rating.

The design of the Company’s IRB-system includes a number of operational as well as analytical aspects.

The operational design concerns the organizational process for, and checks on, how counterparties are assigned risk classification. Important operational aspects include, e.g., where in the Company the risk classification is made and established,and how the responsibility for follow-up, validation and control is distributed throughout the organization.

The analytical design concerns how risk is measured and assessed. This includes, among other things, how the risk and loss concepts are defined and measured, and which methods and models are used for risk classification and calculation of risk. The analytical design of the risk classification system often differentiates significantly between different financial institutions. The systems share, however, the fact that every credit exposure within a specific risk class is associated with a number of quantifiable risk expressions. The two expressions that together primarily explain the credit risk of an exposure are the probability of default or ceasing of payment by a borrower (Probability of Default, PD) and the portion of the loan that will be lost given the default (Loss given Default, LgD). Using these two parameters and the size of the outstanding exposure at default (Exposure at Default, EaD), it is possible to calculate the statistically expected loss (Expected Loss, EL) for a given counterparty exposure. By using the so-called Basel formula, the unexpected loss (UL) can also be estimated within the Foundation IRB-model, in which only the PD is estimated internally.

(2) Except those counterparties that are included in the exceptions from the requirement for internal risk classification that have been granted by the Swedish Financial Supervisory Authority to the companyCompany.

The values of the other parameters are set by the supervisory authority.(3)

The methods chosen for the risk classification and to calculate the above risk parameters in the risk modelling are highly significant for the result of the measurement. Especially significant is the sensitivity of the IRB- system to (or the ability to quantify) changes in risk over time. This gives rise to a series of difficult decisions, primarily concerning the method and time horizon of the risk classification, the stability in the probabilities of default of the risk classes, and the number of risk classes.

One important question in an expert-based system, such as SEK’s, is the risk classification’s intended time horizon. Under the simplest method the risk classification reflects the borrower’s ability to repay given current conditions. Such an approach is known as point-in-time, and it judges the risk of the borrower defaulting within the immediate future, usually one year. A more ambitious, but also more demanding, approach is to allow the risk classification to reflect the ability to repay during an entire economic cycle. Such an approach, known as through-the-cycle, involves an assessment of the borrower’s ability to repay during the worst phases of the economic cycle. The internal ratings based approach will give different results, depending on which of these two different time horizons is used. In point-in-time assessments, the measured risk in a given portfolio will be significantly more sensitive to cyclical fluctuations in risk, rising in periods of economic downturn and falling in period of upswing. If the assessments are made through-the-cycle, however, the measured risk in a portfolio should, in principle, only change if the long-term preconditions for one or more specific counterparties change and there are reasons to change the original assessments. The choice of time horizon in the risk classification is highly dependent on the purpose for which the risk classification system is to be used.

Through-the-cycle is a suitable approach if the risk classification is to support a decision on credits and investments. The established Rating Agencies have, for example, the goal that their credit ratings will reflect credit risk through the cycle. SEK uses this approach. In major financial institutions, however, it is common to at least complement the rating with point-in-time assessments, as this may be a more relevant horizon if the purpose is to follow-up the borrowers’ creditworthiness to be able take action, calculate reserves, and distribute economic capital.

Although the established Rating Agencies and most financial institutions attempt through-the-cycle ratings, these are not completely attuned to the economic cycle. In practice, long-term risk classifications are also often affected by the currently prevailing economic situation. This occurs both because year-end accounting data as market information is, by definition, point-in-time and because in practice it is often very difficult to distinguish cyclical factors from more long-term conditions.

An internal ratings based approach is a tool for improving precision of credit assessments and to make them consistent. By storing historical data of counterparties’ defaults and credit rating history, SEK is able to follow up its credit assessments, through them creating a clearer “institutional memory” in the organization. The history assists SEK in revealing and correcting systematic erroneous assessments. By having awarded each counterparty an explicit (cardinal) default probability, the Company can check its own risk classification against external sources.

SEK’s internal ratings based approach aims at assessing the credit risk at individual counterparties. In an expert-based system, the internal definitions of risk classes are often written in qualitative terms and without strict quantitative guidelines. In a more model-based system, each risk class is associated with the necessary quantitative conditions for various variables. The choice of an expert or a model-based method is partly determined by a company’s corporate culture, but also by the composition of the company’s customers. The expert-based method normally demands more resources and is therefore used primarily for classification of financial institutions and major corporates, while the classification of smaller corporates generally tends to be more standardized and determined by risk models.

SEK’s methodology for internal risk classification is based on both qualitative and quantitative factors. Within SEK, risk classification is based, to a great degree, on the analyst assessments, but also to a

(3)  Under normal circumstances the maturity will be 2.5 years and the LgD will be 45 percent.

certain extent on statistical models or approaches. Within the framework of SEK’s, basically expert-based, system we use quantitative models as support for, or checking, the analysts’ risk assessment.

By using different methods for corporates, regional governments and financial institutions, the individual counterparties are rated. The aim of using a common rating scale for all counterparties is, put simply, to be able to correctly price and quantify risk over time for SEK’s counterparties and, thereby, to maintain the desired risk level in the Company. The tool used for this is the rating, which is an ordinal ranking system. Therefore, the risk classification within SEK is to a great extent is a question of a relative assessment. The analysis does not aim at estimating a precise probability of default, but rather to place the counterparty in a category of comparable counterparties, based on a risk perspective.

It is currently common for financial institutions with internal ratings based systems to set the PD values for its various risk classes, especially for so-called “low default portfolios”, by mapping its internal rating scale against the rating scale of a Rating Agency, and then using the (external) Rating Agency’s default statistics for calculating the probability of default (PD). Rating Agencies, such as Standard & Poor’s, Fitch and Moody’s  publish regular statistics for default frequencies in the various rating classes. This type of technique is also considered at present to be best practice by the market. SEK maps the internal rating scale to Standard & Poor’s rating scale and employs Standard & Poor’s default statistics as a basis for its own calculations, with the aim of achieving a consistent way (with sufficient safety margins) of making its own estimates of PD.

SEK strives to continuously refine its risk classification models by finding new relationships between various indicators and the probability of default (PD). In addition to contributing to improved precision in credit assessments, the internal ratings based approach may de facto be used in the company’s business activities. As the risk classification system standardises and collates information which is otherwise spread throughout the organization, it can be used to report risk trends in the credit portfolio to the management and the Board of Directors.

SEK’s internal rating system (the IRB-system) comprise all of the various methods, work and decision processes, control mechanisms, steering documents, IT system, as well as processes and routines that support risk classification and quantification of credit risk.

4.1.1                     SEK’s Rating Committee

The Rating Committee’s task is to, based on analysis and credit assessment that is carried out according to established methods and rating proposals from the credit analysis function (Credit Management), (i) establish ratings for new counterparties, (ii) when considered relevant, reassess ratings for existing counterparties, and (iii) at least on an annual basis to review credit ratings for existing counterparties. Committee members are appointed by the Executive Committee in such a way that the majority of the members represent non-business generating functions. The members must possess the requisite experience and expertise within areas that are relevant for the task in hand. A rating that has been established by the Rating Committee may not be overridden or amended by another body within SEK. The minutes of the Rating Committee are made up of memorandums drawn up by the analyst responsible and signed by members of the committee.

4.1.2                     Model for financial institutions

The two driving factors in SEK’s internal credit risk assessment for financial institutions are business risk and financial risk. The analyst is responsible for making a recommendation as the basis for the decision in the Rating Committee. In brief, the business risk is assessed based on an analysis of the counterparty’s business, market position and ownership, as well as the significance of legislation and regulations for its activities.

The financial risk includes the financial strength of the counterparty and its ability to withstand financial burdens, as expressed in annual reports and other financial information. It is, however, not possible to set a rating solely on the basis of financial data, without assessing business and financial risk against each other in the individual cases, i.e., each individual assessment is made up of a combination of quantitative and qualitative factors. SEK’s analysis intends to rate financial institutions’ financial risk based on a traditional financial analysis in combination with our in-house developed quantitative model. This quantitative model is a so-called point-in-time model. The aim of this dual approach is for both approaches to complement each other with the aim of verifying the result between them, or in the case of any divergence, indicating that the analysis should be complemented with further in-depth assessment. The rating which makes up the quantitative model’s output acts, within the framework of the total rating methodology, as an indicative rating of the counterparty’s financial risk. Therefore, alone it does not give an indication of the balanced final internal risk classification, which explicitly also takes into account, e.g., potential owner-support or government ownership.

4.1.3                     Corporate model

In SEK’s internal credit risk assessment for corporates the two driving factors are also business risk and financial risk. In the same way as for financial institutions, the analyst is responsible for making a recommendation as the basis for the decision in the Rating Committee.

The currently applicable model for assessing financial ratios is, to a certain extent, based on median values of US industrial companies and is, therefore, somewhat limited in its precision when solely calculating a corporate’s rating level from financial information. SEK has, however, during 2007 built up its own database of financial ratios, which is aimed to constitute the basis for a continued development of methodology. For this reason, the Company plans to create in 2008 a quantitative risk classification model for corporates, which is comparable with that which already exists for financial institutions. The changes will take place in two steps. The first step is the introduction of comparable analyses, based on SEK’s internal financial ratios database. In the second step, SEK will develop a statistical (quantitative) model. It is expected to be a so-called point-in-time measure and will, therefore, be a support in our analysis work, but not a decisive factor, as it will be volatile in its rating. The analysis work is an ongoing process, in which the rating precision can only be measured over time, while taking into account all relevant factors that the analysis work uses.

4.1.3.1           Specialized lending

Within the exposure class corporate exposures, exposures that represent specialized lending will be identified. For such exposures, SEK calculates risk-weights based on so-called slotting. According to the regulations, there are five categories for corporate exposures that are specialised lending. Categories 1 – 4 represent non-defaulted exposures, and category 5 represents defaulted exposures. The break-down by categories 1 – 4 is based on the increased risk levels for the exposures (where category 1 represents the lowest risk). All of SEK’s exposures are assigned to category 1, i.e., the category that represents the highest creditworthiness. The amount of the exposures is, when taking into account risk mitigation and conversion factors, Skr 603 million.

4.1.4                     Positions in asset-backed securities

SEK applies the so-called ratings-based method for (“securitisation positions” in) asset-backed securities. This means that the risk-weight is determined by external credit assessments, based on the position’s credit quality step defined in accordance with the regulations governing external credit assessments.(4)

4.1.5                     Calculation of the risk-weighted assets according to the Standardized approach

According to the standardised approach for credit risk, financial institutions must refer their exposures to the prescribed exposure classes and apply to the exposures the risk-weights that are appropriate to the respective exposure classes. In certain cases, the risk-weights may follow from an external rating. External credit assessments may be used to decide which credit quality levels an exposure corresponds to. In order to conclude this, financial institutions must use tables of correspondence between the credit rating agencies’ various credit ratings and the credit quality scales that the Swedish Financial Supervisory Authority determines. SEK follows these instructions. Most of the exposures to which the Company has the permission to apply the standardized  approach, are related to the highest credit quality level, giving 0 percent in risk-weight.

4.1.6                     Limits, risk reporting and risk measurement system

The highest level for decision-making for credit-risk limits is the Board. The Board has delegated to the Board’s Credit Committee its mandate to make credit decisions, with the exception of decisions that are matters of principle.

Calculation of the amount that determines at which level a limit must be established, is made based on the formula for calculation of the capital requirement under Pillar 1 of the Basel-II regulations. This takes into consideration the probability of default (PD) of the counterparty, the size of the exposure (EaD), and the assessed degree of loss given default (LgD), as well as the maturity of the exposure. In this calculation, only the counterparty’s risk classification and the maximum exposure amount (EaD) are based on actual data. The degree of loss given default and the maturity of the exposure are determined in the regulations (normally at 45 percent and 2.5 years, respectively). These conditions do, however, agree well with the actual requirement for SEK’s entire existing portfolio, which makes it reasonable to use the Basel II formula for the calculation (foundation IRB). This calculation also gives the minimum capital requirement that the legislator has determined for calculation of the capital adequacy requirement, why it is also conceptually considered as a reasonable starting point.

The Board of Directors and the Executive Committee aim to have a good understanding of the function of the internal ratings based approach, as well as a good understanding of the content of the reports from the risk classification system that are sent to them. The President and the Head of Risk & IT inform the Board about all significant changes to, or exceptions from, instructions decided that govern the design and use of the company’s risk classification system.

The Company’s Executive Committee acquires regular information from the independent risk control function (RC). This information concerns the conclusions from the validation process, areas that are in need of improvement, and how the work with previously decided improvement measures is proceeding.

A central part of the regular reporting of credit risks to the Board of Directors and Executive Committee is based on the Company’s risk and product classification and risk estimates. RC and the credit analysis function Credit Management are responsible for different parts of this reporting. The reporting includes distribution of counterparties and exposures across risk classes, risk estimates for each product and risk class, comparisons between estimates and realized outcomes for each product and risk class, migration between risk classes, as well as information about, and results of, the stress tests that are applied.

(4) In accordance with section E and Sub-section L2, External credit assessments, FFFS 2007:1

                                                In addition, the reporting also includes the company’s use of credit risk protection, as well as the development of positions in asset-backed securities.

4.1.7                     SEK-specific exemptions

                                                SEK’s permission to base its capital requirement for credit risk on the IRB-approach covers the majority of the Company’s exposures. The Company’s application for the IRB approach for credit risk included a request for approval of an exemption from the basic requirements for an IRB-approach in two regards. The two exemptions, which were approved, were the following:

•                  Exemption from the IRB-approach for export credits guaranteed by the Swedish Export Credits Guarantee Board (“EKN”) or corresponding foreign entity within OECD.

•                  Exemption from the IRB-approach for the exposure class governments.

                                                Both exemptions are valid for a period of two years. It is to apply to extend them. In case the Swedish Financial Supervisory Authority does not approve an extension, SEK will have a three-year period for implementation of the IRB-approach.

4.1.8                     Exposure classification within SEK

                                                All of SEK’s exposures must be referred to an exposure class. In order to secure maximum congruity between the different calculations, for which exposure classes make up a calculation factor, the definitions that are used for the exposure classification must, as far as possible, be the same. The definitions to be used are laid out in the current capital adequacy regulations.

                                                The Company’s exposures are limited to central government exposures, exposures to regional governments, financial institutions exposures, and corporate exposures, as well as to securitisation positions (positions in asset-backed securities). This means that the Company does not specifically need to take into account potential boundary problems between retail and corporate exposures.

                                                Responsibility for all exposure classifications within SEK is held by the credit analysis function Credit Management.

4.2                               The validation process

                                                A basic requirement for using an IRB-system is that the company has a continual and well-functioning process for validation of all parts of the system. It is, therefore, SEK’s responsibility to prove that the internal risk estimates have sufficient ability to predict probability of default. The company must have a stable system for validation of the risk classification system and estimates of the risk parameters.

                                                The validation process must comprise a consistent and appropriate analysis of whether the risk classification system measures risk in a satisfactory way. Validation takes place regularly, at least once per year. The Company compares achieved values with risk parameter estimates in the dimensions where own estimates are used. The analysis is made partly on outcomes from the most recent period, and partly on outcomes during the entire period for which the company has available data. As far as the PD dimension is concerned, the Company analyses the strength of the risk classification system’s ability to discriminate, i.e., how well the risk classification discriminates between counterparties and exposures that default or migrate during the period and those that do not. The Company must always decide suitable actions when the validation process shows that the results deviate more than expected from the institute’s estimate and risk classification.

                                                The analysis must take into account economic cycles and similar systematic variation in realized defaults and in rating migrations. If the result shows that the risk parameters are higher or lower than the estimated values over an extended period, the Company must adjust its estimates.

SEK’s validation approach focuses on two different main parts:

i)                                       partly a quantitative validation of the quantitative model for financial institution, as well as an outcome analysis that is carried out by a comparison between SEK’s internal risk classification and Standard & Poor’s, Fitch’s and Moody’s ratings.

ii)                                    partly a qualitative validation of the rating process, focusing on the rating methodology’s development, the credit process as a whole and the use of the rating system, as well as generally how well the IRB-system has been implemented within SEK.

                                                The reliability of SEK’s IRB system is decided by how well the forward looking estimates relate to the outcomes that are observed later. An ongoing and well-functioning validation process creates conditions to discover differences, which in their turn increase the opportunities of remedying any faults in the IRB-system.

                                                The illustrations below show the correlation between SEK’s internal risk classification and Standard & Poor’s and Moody’s credit ratings, respectively. Differences may be express differences in analytical assessment, as well as in the time of assessment. The graphs aim to illustrate how SEK’s risk classifications relate to those of the respective Rating Agencies. The information in the two graphs on this page is unaudited.

                                                The size of the dots indicates the number of observations. Grey non-transparent dots indicate that SEK’s risk class is higher than the external institutions’, while grey transparent dots show observations in which SEK’s risk class is lower. Black color shows that SEK’s risk class is the same as to the respective Rating Agencies’. In summary, there is good agreement between SEK’s internal ratings and the external ratings.

SEK’s validation process has been directed towards a number of key areas:

1.               Ensuring that the definition of default (PD) is still in agreement with the IRB-regulations’ definition (the Basel definition) and that this definition also agrees with Standard & Poor’s determination of expression. SEK’s definition of default has been compared with Standard & Poor’s definition of default. A comparison with the “Basel definition” has then been made. This comparison ensures that SEK’s definition is compatible with the Basel definition.

2.             Comparison of the company’s internal risk classification method and internal risk classification criteria with Standard & Poor’s rating method and rating criteria. In the methodology, detailed rating criteria for internal risk classification have, among others, been compared with Standard & Poor’s risk classification method.

3.             Ensuring that Standard & Poor’s rating statistics and defaulting companies can be used as a reference portfolio in SEK’s mapping procedure. SEK’s intention is still to use Standard & Poor’s default statistics as a basis for internal forward looking PD estimates.

4.             Comparing the result of SEK’s internal risk classification with, primarily, Standard & Poor’s ratings, but also with other external rating institution’s credit ratings, i.e. to perform an outcome analysis.

5.             To, taking into account SEK’s specific mission and presumptions, evaluate how well the IRB-system has succeeded in being integrated in SEK’s corporate governance and decision making processes.

                                                Validation safeguards that, among other things, (i) the assumptions and methods for the classification models are appropriate, (ii) the risk classification process is used in a uniform way within the Company’s various business areas, (iii) the system identifies exposures and counterparties with differing credit risks, and (iv) that the system ensures reliable and precise estimates of the risk parameters that the company uses.

                                                When assessing whether the classification system is consistent, the principles for the choice of classification models and explanatory factors must be stated. It must also be able to prove that the principles are still relevant. The Credit Management function is responsible for this.

                                                When different models are developed, documentation of the development plays a central part, especially with assessment of existing and future models, based on quantitative methods. The documentation must also take a position on known permanent and temporary deficiencies in the classification models.

                                                The Company has internal instructions for cases in which the risk parameter estimates deviate from the actual values so much that there is reason to doubt the correctness of the estimate. The instructions take into account variations in the economic situation and similar systematic variations in counterparties’ rating migration. If the actual values continually deviate more than expected from the estimates, the company’s independent risk control function (RC), in co-operation with the company’s Rating Committee, revise the estimate up or down, in order that they will more correctly reflect the company’s experience. All of this is included in the validation process for which RC is responsible. RC continually works at developing and improving its validation methods, in accordance with changes in practice in the industry.

4.2.1                     Comparison between estimated losses and actual losses

                                                SEK’s theoretically calculated expected losses amounted as of December 31, 2007 to Skr 62 million, of which Skr 37 million were related to corporates and Skr 25 million were related to financial institutions. The Company has a low default portfolio (a portfolio with low probability of default). In such portfolios, a theoretically calculated amount for expected losses does not represent a reliable expected value that can act as an indication of the size of expected actual credit losses.

                                                There have been no actual losses in 2007.

                                                The regulations have in many respects been written with focus on portfolios with high or average expected probabilities of default. For such portfolios, statistical tests are applicable and significant. Despite the fact that SEK has access to statistics of defaults for a long period of time, SEK has no possibility to perform any traditional statistical tests in an applicable and meaningful manner. For a portfolio consisting of, for example, highly creditworthy financial counterparties, which SEK’s portfolio to a high degree comprises, the number of defaults within such homogenous sector will always likely be too small to be validated by statistical methods. The regulations do not explicitly express how to handle these portfolios. Nor does it matter whether the risk classification methodology is based on expert-based or statistical models.

                                                The challenge that SEK faces is thus how to apply the IRB-method to prove the correctness of the PD estimates without being able to perform a traditional statistical validation for each individual risk class. Instead, using other quantitative methods, an annual validation of PD estimates is made, in which the Company, while taking into account updated default statistics, calculates the probability of SEK’s total capital requirement being underestimated, as well as the probability of a large overestimate of the same. If the probability of an underestimation is less than 90 percent, or if the probability of a large overestimate is greater than 99 percent, a deeper analysis is made, whereupon the PD estimates are updated so that the estimates of SEK’s total capital requirement ends up within the above tolerance levels.

4.3                               The IRB Use Test

                                                An important criterion for the qualitative validation of the IRB-system is the actual application of the rating result in SEK’s risk and business processes. This type of qualitative validation thus aims at assessing how well different internal administrative processes and routines work, and can be described as a process-oriented validation. In order to receive permission to employ an IRB-system for calculation of capital requirements the Company must, according to the regulations, meet a so-called “Use Test”.

                                                The Use Test entails that a company must be able to prove that the IRB-system is well integrated in the organization and that it forms a central component in its business and risk management environment. In addition, it is a requirement that the IRB-system and its different risk estimates must have great influence on decision-making and the Company’s credit process.

                                                The Use Test will be given great significance when the Financial Supervisory Authority assesses the reliability of SEK’s IRB- system on an ongoing basis. A system that is well integrated in the Company, and around which the institution’s routines for measuring and managing credit risk are built, can reasonably enough, be highly credible.

                                                The Company’s internal product and risk classification and estimate of risk parameters form an integrated part of the Company’s corporate governance, credit process, risk management and internal allocation of capital. Estimates are well rooted in, and accepted by, the business organization. At SEK, we carry out a product and risk classification of new counterparties and exposures before credit decisions are made.

                                                The individuals and decision forums that are responsible for credit decisions are aware of a counterparty’s or exposure’s rating.

                                                In principle, SEK applies the same value to risk parameters in its business processes as in calculation of capital requirements. The Company has also documented cases where it uses different values in its business processes and in calculation of the capital requirement. The adjusted values are primarily applied in the Company’s pricing model, as well as when the Company, in its internal capital adequacy assessment process, calculates the need for economic capital.

4.4                               Credit risk protection

                                                SEK’s credit risks are limited by methodical and risk-based selection of counterparties and are managed, among other things, by the use of guarantees and credit derivatives.

                                                A purchased credit derivative contract provides the holder with the right under certain presumptions – among others, default of the underlying, risk-covered counterparty – to sell an asset, for its nominal value, to the issuer of the credit derivative contract. Accordingly, credit derivative contracts make it possible for the buyer to create a combined risk (or double default) of the underlying counterparty and the issuer of the credit derivative contract. SEK transforms by the use of credit derivative contracts large volumes of exposures to individual counterparties to combined (double default) exposures, where one counterparty (the issuer of the credit derivative contract) is a financial institution.

                                                Through the use of contracts that oblige the individual issuer of credit derivative contracts to provide collateral in case the market value of the issued credit derivative contracts exceeds a certain level, the total risk is further reduced. The market value of a credit derivative contract is derived from the change in creditworthiness of the underlying, risk- covered counterparty. As a result, SEK will – if the creditworthiness of the underlying counterparty whose credit risk is covered by the credit derivative contracts deteriorates – successively receive collateral for the risks covered. This risk mitigation technique is, therefore, particularly efficient from a real risk management perspective.

4.5                               Collateral

                                                SEK uses various types of collateral, primarily guarantees and credit derivatives, in order to reduce and re-allocate credit risks. By using guarantees and credit derivatives, in the latter case always in combination with collateral agreements, SEK can, in a risk perspective, manage significantly larger gross exposures to individual counterparties than would otherwise be the case. Important issuers of collateral that SEK uses are partly the so-called ECA’s (government Export Credit Agencies) and partly internationally active banks of various types. Approved collateral under the collateral agreements based on the ISDA-agreement is generally government bonds and cash. To a certain limited extent other collateral is also used, such as real estate, ships and aircraft mortgages, as well as security against leased equipment. A special type of security that is also used is a so-called environmental certificate.

4.5.1                     Principles for valuation of collateral

                                                The value of individual collateral, of types other than guarantees and credit derivatives, is usually assessed as the equivalent to a long-term market value. When using guarantees and credit derivatives, the parties involved (the guarantors, and credit derivative issuers, respectively, in combination with the borrowers, taking into account the correlation between them), influence the risk assessment.

4.5.2                     Documentation and management of collateral

                                                Any collateral that SEK demands must be managed and documented in a manner that means that the collateral fulfils its function and can be used in the intended manner when needed.

4.5.3                     Credit decision process for collateral

                                                When a credit decision is made, the creditor’s assessed creditworthiness and ability to repay, as well as, when applicable, the value of any collateral, is taken into account. The credit decision may be made on condition that certain collateral is provided.

4.6                               Internal Capital Adequacy Assessment

                                                One aspect of great importance under Pillar 2 is that institutions are responsible for designing their own processes for internal capital adequacy assessment (ICAAP). This requires that institutions must in an overall and comprehensive manner measure their risk and assess their risk management and based thereon, assess their capital needs. They must also communicate their analysis and conclusions to the Swedish Financial Supervisory Authority. The ICAAP must be documented and disclosed throughout the whole Company. As part of its strategy planning process, SEK’s Board of Directors and executive management establish the company’s risk appetite and clear objectives with regard to the level and composition of the capital requirement.

                                                SEK’s ICAAP is assessed by management as being well in line with the underlying principles, intentions and evaluations of the rules and is schematically described below.

                                                The illustration below shows SEK’s view of various factors in the internal capital assessment in the risk area and how these interact. This description is not, however, equivalent in detail with the Company’s actual internal capital assessment process. The description below constitutes the foundation upon which the actual process rests.

4.6.1                     Quantifiable risks

                                                For all quantifiable risks the analysis comprises of the exposure amount, assessment of risk management and operational risks directly attributable to the different risk types. SEK manages individual risk separately, but some consideration is also given to the interaction between various risks. As far as credit and market risks are concerned, the aspects that in addition to Pillar 1 are taken into account in the internal assessment under Pillar 2, are outlined within brackets in the figure above.

4.6.2                     Less quantifiable forms of risks

                                                The expression “propensity to risk” here means, in general terms, risks that do not directly originate from quantifiable positions. The internal analysis is based on various expressions for non-quantifiable appetite for risk.(5) Examples of such risks are potential expansion of the business activity across industry boundaries and geographic borders, and presumptive efforts to increase market shares by, for example, temporarily relinquishing profitability.

                                                Earnings risk defined as, in general terms, the risk of result deviations resulting in the capital base decreasing below the minimum requirement. Substantial fluctuations in our results would limit the Company’s financial operating freedom. In the same way, it would have an impact on the market’s assessment of the Company, which exposes the Company to the risk of, e.g., a weakening of its external credit rating. Profitability volatility makes achievement of the company’s long-term planning more difficult.

                                                By ambient risk we mean the company’s sensitivity to macroeconomic changes, microeconomic, i.e., internal industry, structural changes, and changes to legislation, regulations and supervision. By ambient risks, we mean both the company’s sensitivity to changes in the world around it, and inflexibility in its contingencies and the will to, at need, adapt its activities to these changes. The effects of macroeconomic changes in the world around us are analysed using stress tests and scenario analyses. Using them, we estimate how great the changes in macroeconomic measurements (growth in GNP, employment figures, interest rates, exchange rates, share prices, and real estate prices, etc.) will be reflected in profitability and capital adequacy. In the question of the microeconomic ambient risks, the company’s sensitivity to structural changes within the industry are assessed. Ultimately ambient risk is about where and how the company in a world with continual structural changes (taking into account our competitors actions) safeguards its ability to generate revenue. This is where we also assess the risk that arises from defective adaptability measures. The adaptations measures also unify with risks to the extent that they are possibly not sufficient or correct safeguard our profitability.

4.6.3                     Strategic risk

                                                According to SEK’s definition, Strategic risk has two dimensions: the chosen strategy could be proven wrong and would therefore not result in achievement of the objectives; and the risk that the chosen strategy cannot be adapted to changes in the surrounding environment. The first dimension reflects the implementation of the chosen strategy in the form of the level of the risks. The risk management work is assessed by compiling the results of the individual assessments of credit risk, market risk, liquidity risk and operational risk. The composition and quality of the credit portfolio is a strategic decision relative to credit risk. Correspondingly, where operational risk is concerned, the company’s choice of level, e.g., regarding systems and process, is a strategic decision. External risk, which covers the other dimension of the strategic risk, illustrates the company’s sensitivity to changes in the surrounding world and urges the company to adapt its strategy to these changes.

                                                In order to ensure continued high credit quality for SEK, and an adequate relationship between risks and the risk-carrying capital in varying possible scenarios, scenario analyses and stress tests are carried out. An important tool in this type of analysis is SEK’s model for calculation of economic capital. The scenarios which are used are based on SEK’s commercial activities and the composition of SEK’s total portfolio. Such scenarios must include at least one period of recession and market changes in terms of changes in interest-rates and exchange-rates, as well as the liquidity in the financial markets. Parameters that can be used to simulate the impact of relevant scenarios are primarily ratings (rating migration),

(5) Risk appetite is the amount of risk that an organisation organization is willing to accept in its efforts to achieve its goals and visions.

probability of default (PD), exposure at default (EaD), degree of loss at default (LgD) and correlations. The scenario analyses and stress tests must be carried out regularly, at least once per year.

4.6.4                     ICAAP

                                                A company can assess its risks in its internal processes under Pillar 2 in two alternative ways, either (i) with an overall model for calculating the need for economic capital, or (ii), as in SEK’s case, with the consolidation method (the so-called building brick approach). In the latter method, SEK generally uses as the base the regulatory capital requirements that has been calculated in the models and methods that are approved under Pillar 1 (i.e., for credit risk, market risk and operational risk). The assessment of capital requirement for other risks under Pillar 2 is then completed. Qualitative risks are also included in Pillar 2, i.e., the risks that cannot be measured in the form of positions that can be covered by capital. Instead, their management requires sufficient control measures.

                                                For internal assessment and evaluation of the capital requirements in the matter of credit risk under Pillar 2, SEK works with so-called economic capital, which in comparison to the regulatory capital requirement is a more precise and risk-sensitive measurement.

                                                The need for economic capital is based on a calculation of Value at Risk (VaR) and forms a central part of the Company’s internal assessment. SEK’s assessment of whether the Company, in addition to the capital requirement under Pillar 1, needs to allocate capital for credit risk under Pillar 2, is mainly based on a quantitative approach. This approach is also complemented with a comparative analysis of the capital requirement under the so-called Basel-formula and the necessary economic capital (calculated with a confidence level of 99.9 percent). This quantitative approach is complemented with qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the mechanically calculated capital requirement under Pillar 1. In addition, it is also important to be central to be able to decompose the difference with regard to different individual factors. Even if the net difference can be small, the analysis shows that the difference between the approach under Pillar 1 and Pillar 2, respectively, concerning individual factors may have a large impact on quantification of the risks. Factors which increase the capital requirement in the total internal assessment include the Company’s view on the loss proportion in the case of default (LgD), which is more conservative than the Basel formula provides. Another such factor which increases the need for economic capital is that the company, under Pillar 2, takes into account concentration risks that are caused by individual large exposures. The regulations also permit certain types of exposure to be exempted from capital requirements under Pillar 1. It is SEK’s opinion that capital, in relation to actual risk, is also needed for such exposures. Of the components that also have an impact on the need of economic capital, here can be mentioned that SEK uses other correlations than those in the Basel-formula. The analyses also take into account the fact that the regulations under Pillar 1 contain a limit that is expressed in terms of an absolute level regarding the lowest permitted probability of default (0.03 percent), which applies to most exposure classes, leading to overestimates of the credit risk for counterparties with very high creditworthiness. The regulations do not take into account under Pillar 1 the risk reduction resulting from a very short maturity. The Company’s model for calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the Company is not permitted to benefit from under Pillar 1, is the full effect of risk reduction through use of guarantees and credit derivatives (i.e., combined risks, or so-called double default), as well as collateral agreements with issuers of credit derivatives. In total, with regard to credit risk, concentration risk makes up the individually largest risk contribution in the Company’s comparative analysis.

4.6.4.1           Conclusions

                                                SEK’s capital policy defines how capital management supports business goals. The owners’ requirements of return must be balanced against the authorities’ capital requirements, demand from debt investors and other counterparties who assess SEK’s creditworthiness, as well as the economic capital that represents the Company’s total risks. Scope for strategic freedom of action can also be allocated, to provide an extra safety margin in addition to what the formal capital model requires in the event of an extensive deterioration in the economic situation.

                                                In summary, the assessment by the Company is that the expected available capital balances well the Company’s expected risks in the various scenarios that it envisages, in a way that supports the Company’s high creditworthiness. The Company also has the possibility of adopting different measures, aimed at strengthening the capital position, in order to meet any potential negative developments in addition to those already taken into account in the various scenarios. Such measures include the reduction of the appetite for acceptance of new risks and new business.

5.                                      Risk data

The figures that are shown in the Risk information section concern the Group. The Group and Parent Company figures are, to all extent, the same.

Dependent on the applied valuation principles in the financial reporting the below described risk measures will have different impact on SEK’s net interest revenues and equity.

5.1                               Credit risk

                                                Credit risk represents the risk of the loss that would occur if a borrower or other party in another contract involving counterparty risk, and any guarantors, are unable to perform in accordance with contractual terms and conditions. Exposure to credit risk can be related to credits, securities and other assets, as well as guarantees, other risk-mitigating instruments, and positive market values in other contracts. Credit risk exposure to a counterparty is always preceded by a decision on a counterparty limit, which the exposure must not exceed. The volume of derivative contracts is included in Note 12.

5.1.1                     Quantitative credit risk model

                                                In addition to controlling credit risk through measurement of exposed amounts against limits, SEK also calculates credit risk using a simulation-based tool that is based on the so-called Merton model. This method is based on the probability of default (PD), exposure at default (EaD)and loss given default (LgD), as well as the probability of changes in credit ratings (rating migration) of counterparties. The quantitative model calculates a probability distribution of the value of the credit portfolio in a given time horizon. The probability-distribution makes it possible to quantify credit risk for portfolios, and through them an estimate of the need for economic capital.

5.2                               Market risks

                                                Market risks occurs when the terms of a contract mean that the size of the payments linked to the contract or the value of the contract varies due to a market variable, such as interest-rate or exchange- rates. SEK’s policy allows net exposure to interest-rate, currency and credit-related market risks. Other market risks must be hedged. All market risks are measured and reported regularly to ALCO and the Board. In total, the concentration risk aspect forms only an insignificant contribution to market risk. A change in the interest-rate level with one-percentage-point has no material impact on SEK’s net interest revenues or on equity. (See table below.)

Measure	Limit	Risk (also see under resp. heading)
Interest rate risk
Parallel shift
Total	70	33
of which in foreign currency		27
of which in Skr		6
Of which within 12 months	50	16
of which in foreign currency		13
of which in Skr		3
Basis risk	190	70
Credit spread risk	80	56
Exchange rate risk	15	1

Interest rate risk: The interest rate risk is calculated from a parallel shift in the yield curve of one percentage point. Perpetual subordinated debt with related hedging transactions, as well as assets in which equity and untaxed reserves are invested, are excluded from the calculation of these interest rate risks and limits.  The sensitivity to a one-percentage-point parallel shift, which measures market value changes in SEK’s interest-sensitive positions if all interest-rates should move in a direction that would have a negative impact on SEK, was Skr 33 million (37 million) at year-end 2007. In addition, the Company reports, in accordance with FFFS 2007:4, the interest-rate risk in the banking book. This reporting corresponds to an interest-rate shock of a sudden and enduring parallel shift of two percentage points.

Basis risk: The differences in the interest rate basis for different currencies lead to a risk in the case of surpluses or deficits in borrowings in relation to loans in individual currencies over a specific period. The basis risk is calculated (with exception of surpluses in Skr, USD, or EUR) as the change in present value due to changes in interest rate bases by a certain number of basis points.

Rotation risk: Rotation risk is defined as the impact on SEK’s results and/or economic position that would occur as a result of an assumed rotation of the interest rate curve (a linear shift with, at most, 0.5 percentage points in each direction). For each currency, the interest-rate curve may either be steeper or flatter (depending on the direction of rotation), and the absolute value of each currency’s contribution is totalled in order to see the greatest of these. (Internally, SEK reports the highest value of either the rotation risk or the risk of parallel shift of the yield curve by one percentage point.)

Credit spread risk: The risk comprises the market value change that occurs when the interest margin the market requires as compensation for credit risk changes. The risk is measured as the change in the market value at a certain change of credit spread. The change in credit spread used when calculating this risk depends on the risk counterparty’s rating and industry and the maturity of the exposure. The credit-spread risk is only calculated for assets in the trading book.

Interest rate risk in perpetual subordinated debt: The volume of perpetual subordinated debt at December 31, 2007 amounted to USD 350 million, corresponding to Skr 2,264 million.  The interest rate risk related to Skr 2,258 million of this volume was hedged with interest rate swaps with maturities between 2019 and 2034.

Interest-rate risk in assets corresponding to equity and untaxed reserves: In order to ensure a long-term stable return on equity, SEK’s policy is to invest equity in SEK’s office building (Skr 0.1 billion) and securities with medium-term maturities. At the year end 2007, of the volume of securities for this purpose had a book value of approximately Skr 4.7 billion with an outstanding average maturity of 3.6 years. The sensitivity to a one-percentage point’s parallel shift, was Skr 136.2 million (133.1 million) at the end of 2007.

Currency risks: The risk is calculated as a change in the value of foreign currency positions resulting from a ten-percentage point change in the exchange rate for the Swedish krona.

Other price risk: The Company does not consider itself exposed to other market risks than those described above.

5.3          Funding and liquidity risks

SEK defines funding and liquidity risk as the risk of not being able to meet its own payment obligations when due, without the cost of obtaining funding increasing significantly. SEK applies a conservative policy concerning funding and liquidity risks in order to avoid liquidity risk. The policy means that all credit commitments, including undisbursed credits, will be funded through maturity. This makes it possible for SEK not to raise new borrowings in case market conditions are deemed to be disadvantageous. SEK plans to be able to continue to grant new loans at a normal pace during approximately one year without having to make any new borrowings.

SEK’s funding and liquidity risk is measured on the basis of different forecasts regarding the development of available funds defined as equity and untaxed reserves as well as borrowing in comparison with committed credits. See also the graph “Development over time of SEK’s available funds” under Section 3 “Risks – an overview” in this Note 32.

5.4          Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition also includes legal risk.

5.5          Complementary information under Pillar 3

5.5.1       Capital requirements

As of February 1, 2007 new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so-called Basel framework which has been implemented throughout the entire EU. According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks, provided permission from the Swedish Financial Supervisory Authority, may now be based on the company’s internal risk measures (the “IRB-approach”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks. The transition to regulations that to a higher degree than previously are based on real risk, may imply large changes in the minimum capital requirement. As from 2007, the capital requirement shall be determined, primarily, based on the new, more risk-sensitive, regulations. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement such as SEK calculated under the old rules - however, reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009, respectively - exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitutes the minimum capital requirement during the transitional period. For companies, whose capital requirements should decrease if only the new rules were applied, the full effect of the new rules, is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules which discriminate against companies such as SEK whose risks are lower than what were measured by the old regulations and where capital requirements would decrease if only the new regulation were applied. At the end of 2007 SEK’s total capital requirement (excluding Basel I-based transitional requirements) amounted to Skr 3,441 million. (See detailed specifications below.) The aggregated amount of SEK’s large exposures on December 31, 2007, was 325percent of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to twenty-two different counterparties (or counterparty groups) of which the majority relates to combined exposures, for which more than one counterparty is responsible for the same payments.

5.5.1.1    Capital requirement credit risk

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. There are two different IRB- approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while remaining parameters are established by the Swedish Financial Supervisory

Authority. Under the Advanced Approach, a company also determines losses given default (“LgD, Loss given Default”) and exposure at default (“EaD, Exposure at Default”).

Capital requirements standardized approach

Skr mn
Central governments	17

Central export credit agencies	10

Corporates	4
31

Corporate exposures are mainly managed according to the IRB-approach. The new Export Credit Loan does, however, form an exception. For these exposures, SEK applies the standardised approach. The new Export Credit Loan is directed towards small and medium-sized businesses. This loan allows small companies to take on larger projects and decrease the risks involved in exporting. For smaller companies, financing may however pose a problem. For this reason, it is important that new complementary forms of finance have been developed in parallel with services already offered by the banking system. The Export Credit Loan that was launched in June 2007 has enabled loans in other currencies. The new loan is a result of collaboration between Almi, Svensk Exportkredit (SEK), the Swedish Export Credits Guarantee Board (EKN), the Swedish Trade Council and Swedfund. Almi, which works regionally, close to small companies, manages the loans. SEK is responsible for providing capital. Almi, SEK and EKN take on different shares of the credit risk.

Capital requirments IRB approach

Skr mn
Financial institutions	1,819

Asset backed securities	309

Corporates	850

Other non-credit obligations	12
2,990

5.5.1.2   Capital requirements in the trading book

Risks in the trading book require capital that amounts to the total of the various capital requirements. The capital requirements for the respective types of risk are calculated separately, in accordance with the regulations determined by the Swedish Financial Supervisory Authority.

Capital requirements trading book

Skr mn
General interest rate risk	143

Specific interest rate risk	156
299

5.5.1.3    Capital requirement operational risk

The new regulations provide opportunities for companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advance methods – the Standardized Approach and Advance

Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Capital requirements operational risk

Skr mn
Basic indicator approach	121

5.5.2       Credit risk exposure

The quality of the Company’s exposures is basically unchanged. The table below shows the break-down of credit exposures to various exposure classes. The table below shows, among other things, that exposure to central governments, regional governments and central export credit agencies is equivalent to around 27 percent of the company’s total exposure. See also the graph “Counterparty exposures (net) by rating and asset class” in this Note.

Amounts expressing gross exposures are shown before credit derivatives and conversion factors but after guarantees, while amounts expressing net Exposures are shown with all these effects taken into account.

Credit risk exposures

Skr billion	Gross exposure 31 December 2007		Net exposure 31 December 2007		Average gross exposure 2007 (A)	Average net exposure 2007 (A)
Central governments (B)	30.5	11%	26.3	10%	32.9	27.9

Regional governments	20.5	7%	17.8	6%	23.0	20.6

Goverment export credit agencies	25.9	9%	22.7	8%	22.5	18.5

Sum	76.9	27%	66.8	24%	78.4	67.0

Multilateral development banks	0.8	0%	0.7	0%	0.7	0.5

Financial institutions	104.7	37%	134.0	49%	89.0	108.0

Asset backed securities	53.6	19%	48.7	18%	48.6	45.2

Corporates	48.9	17%	24.0	9%	39.7	20.9
	284.9	100%	274.2	100%	256.4	241.6

(A) The average exposure figure was during 2007 calculated on a monthly basis.

(B) Gross exposures to Central governments as per December 31, 2007, includes exposures towards EKN amounting to Skr 23.1 billion are included.

The table below describes the company’s exposure per exposure class, gross and net, based on geographic break-down.

Gross exposure broken down by geography and exposure classes

Skr billion	Central governments	Regional governments	Goverment export credit agencies	Multilateral development banks	Financial institutions	Securitisation positions	Corporates	Total	Share
Asia	0.0	0.0	0.0	0.0	0.4	0.1	0.3	0.8	0%
North America	0.0	0.0	3.8	0.0	11.5	4.5	1.9	21.7	8%
Oceania	0.0	0.0	0.0	0.0	3.8	10.4	0.0	14.2	5%
Sweden	25.2	16.9	0.0	0.0	26.4	0.3	24.2	93.0	33%
Other Nordic countries	4.3	3.6	0.2	0.0	8.4	0.8	15.5	32.8	12%
Other European countries	1.0	0.0	21.9	0.8	54.2	37.5	7.0	122.4	43%
	30.5	20.5	25.9	0.8	104.7	53.6	48.9	284.9	100%

Net exposure split by geography and exposure classes

Skr billion	Central governments	Regional governments	Goverment export credit agencies	Multilateral development banks	Financial institutions	Securitisation positions	Corporates	Total	Share
Asia	0.0	0.0	0.0	0.0	0.4	0.1	0.3	0.8	0%
North America	0.0	0.0	3.7	0.0	15.9	1.1	1.2	21.9	8%
Oceania	0.0	0.0	0.0	0.0	3.8	10.4	0.0	14.2	5%
Sweden	21.1	14.3	0.0	0.0	32.4	0.3	13.7	81.8	30%
Other Nordic countries	4.2	3.5	0.2	0.0	8.6	0.8	7.2	24.5	9%
Other European countries	1.0	0.0	18.8	0.7	72.9	36.0	1.6	131.0	48%
	26.3	17.8	22.7	0.7	134.0	48.7	24.0	274.2	100%

The table below shows corporate exposures split by industry groups. The industry groups are based on categories according to the GICS standard.

Corporate exposure broken down by industry group

Skr billion	Gross exposure	Net exposure
Consumer Discretionary	6.1	2.7
Consumer Staples	2.9	0.4
Energy	0.3	0.3
Financials	4.9	3.4
Health Care	1.1	0.4
Industrials	9.9	6.6
Informations Technology	0.9	0.2
Materials	6.4	3.3
Other	0.2	0.1
Telecommunication Services	7.5	1.5
Utilities	8.7	5.1
	48.9	24.0

The table below shows the Company’s gross and net exposure broken down by maturity and exposure classes.

Gross exposure broken down by maturity and exposure classes

Skr billion	Central governments	Regional governments	Goverment export credit agencies	Multilateral development banks	Financial institutions	Securitisation positions	Corporates	Total
< 1 year	1.0	11.6	0.6	0.5	46.4	5.2	6.7	72.0
1-3 years	5.4	3.4	0.2	0.1	31.5	10.1	11.0	61.7
3-5 years	1.2	1.8	1.4	0.2	16.3	21.3	17.5	59.8
> 5 years	22.9	3.7	23.7	0.0	10.5	17.0	13.7	91.4
	30.5	20.5	25.9	0.8	104.7	53.6	48.9	284.9

Net exposure broken down by maturity and exposure classes

Skr billion	Central governments	Regional governments	Goverment export credit agencies	Multilateral development banks	Financial institutions	Securitisation positions	Corporates	Total
< 1 year	1.0	9.4	0.7	0.5	50.0	5.2	3.1	69.9
1-3 years	5.4	3.3	0.2	0.1	37.9	10.2	4.5	61.6
3-5 years	1.2	1.7	1.4	0.1	25.9	20.9	7.9	59.1
> 5 years	18.7	3.4	20.4	0.0	20.2	12.4	8.5	83.6
	26.3	17.8	22.7	0.7	134.0	48.7	24.0	274.2

5.5.2.1    Market-related counterparty risk

For counterparty exposures that exceed the threshold amounts under collateral agreements, collateral is demanded. Thereby, the counterparty exposure will amount to the lower of market value and the threshold value.

The positive gross value of all derivative contracts, including credit default swaps (CDS) as of December 31, 2007 was Skr 20.3 billon. After netting on the basis of the current ISDA agreements (by counterparty), the exposure was Skr 5.0 billion, i.e. Skr 15.3 billion less than the gross exposure. Counterparties have provided Skr 1.6 billion in collateral. During 2007, collateral received amounted on average to Skr 0.7 billion.

5.5.3       Credit risk protection

5.5.3.1    Guarantees

SEK’s most important guarantors are various government export credit agencies. As of December 31, 2007, these guaranteed a total of Skr 48.7 billion, which was equivalent to 16.3 percent of total assets. Skr 39.2 billion covered corporate exposures, and Skr 9.5 billion covered exposures to financial institutions. The guaranteed corporate exposures are found in the class of financial instruments. Credits to the public and the guaranteed exposures to financial institutions in the class Credits to credit institutions. The Swedish Export Credits Guarantee Board (EKN) is the guarantor that was responsible for the largest amount, Skr 23.1 billion, which was equivalent to 47 percent of the total amount of export credit guarantees. This was followed by the UK Export Credits Guarantee Department (ECGD), which guaranteed Skr 10.9 billion, Euler Hermes Kreditversicherungs AG, Germany, which guaranteed Skr 7.1 billion, and the Export-Import Bank of the United States, which guaranteed Skr 3.2 billion. In total, these four guarantors represented 91percent of the company’s total stock of government export credit guarantees.

5.5.3.2    Credit derivatives

At year-end 2007, Skr 31.7 billion of SEK’s assets were secured through CDS’s. issued by 21 different banks. (SEK has not purchased any CDS’s issued by so-called monoline insurers.) Skr 26.8 billion covered corporate exposures and Skr 4.9 billion covered exposures in asset-backed securities. All exposures covered by CDS´s are  included either in the class of financial instruments Other interest-bearing securities except credits or credits in the form of interest bearing securities. SEK has so-called collateral agreements in place with issuers of credit derivatives. These collateral agreements oblige the individual issuers of credit derivatives to provide collateral if the market value of the credit derivatives issued exceeds previously agreed levels (threshold value). All credit derivatives are covered by collateral agreements. The information in the two graphs below is unaudited.

5.5.4       Exposures under the IRB approach

Exposures IRB approach

Exposures and average risk-weighted exposures

Skr billion	Gross exposure	Net exposure	Average risk-weight
Financial institutions	104.7	134.0	18%
Asset backed securities	53.6	48.7	7%
Corporates	48.8	23.9	45%
Specialised lending	0.6	0.6	67%
Other non-credit obligations	0.2	0.2	100%
	207.9	207.4	18%

The tables below show the exposures to financial institutions and corporates per risk class (rating) and probability of default (PD). The capital requirement calculations for exposures to these risk classes are based on the PD’s stated in the tables. For other exposure classes, the capital requirement calculations are based on the risk-weights set by the Swedish Financial Supervisory Authority, based on internally set risk classes. There has been no significant change with regard to the quality of SEK’s internally rated credit exposures compared with the previous year.

PD- dimension gross exposures

Skr billion

Rating	PD	Financial institutions	Corporates
AAA	0.01%	2.9	1.2
AA+	0.01%	0.2	0.5
AA	0.02%	20.8	0.2
AA-	0.03%	50.1	1.4
A+	0.05%	17.3	8.9
A	0.08%	5.2	2.8
A-	0.12%	5.9	8.3
BBB+	0.19%	1.6	6.0
BBB	0.29%	0.3	6.4
BBB-	0.44%	0.4	8.5
BB+	0.86%	0.0	2.0
BB	1.27%	0.0	0.2
BB-	2.12%	0.0	1.2
B+	3.39%	0.0	0.6
B	9.22%	0.0	0.0
B-	13.66%	0.0	0.7
		104.7	48.8

PD- dimension net exposures

Skr billion

Rating	PD	Financial institutions	Corporates
AAA(1)	0.01%	9.7	1.2
AA+	0.01%	0.2	0.5
AA	0.02%	30.4	0.2
AA-	0.03%	58.7	1.4
A+	0.05%	21.2	4.6
A	0.08%	5.7	1.7
A-	0.12%	5.8	4.1
BBB+	0.19%	1.6	2.3
BBB	0.29%	0.3	3.3
BBB-	0.44%	0.4	2.5
BB+	0.86%	0.0	0.7
BB	1.27%	0.0	0.2
BB-	2.12%	0.0	0.6
B+	3.39%	0.0	0.6
B	9.22%	0.0	0.0
B-	13.66%	0.0	0.0
		134.0	23.9

(1) Of which Skr 4.9 billion relates to “AAA”-rated assets, which are also risk covered by financial institutions with other ratings

Note that the above PD estimates are the Company’s internal estimates. FFFS 2007:1 states that for institutional and corporate exposures the PD must be at least 0.03 percent. SEK applies this basic rule in connection with formal capital requirement calculations.

SIGNATURES

The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

By	/s/Peter Yngwe
Peter Yngwe, President

Date: March 31, 2008

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Articles of Association dated April 24, 2007 (incorporated by reference to the Form 6-K furnished by the Company on August 13, 2007 file no. 1-8382).

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

2.4

Fiscal Agency Agreement dated June 4, 2007 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

2.5

Deed of Covenant dated June 4, 2007 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.

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

7.1	Calculation of Ratios of Earnings to Fixed Charges—IFRS.

8.1

Subsidiaries as of the end of the year covered by this report are AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB,  SEK Financial Services AB, and SEK Customer Finance AB each of which is  incorporated in Sweden.

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of the Independent Registered Public Accounting Firm.