Form 20-F/A
period 2007-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2008-12-12
CIK 352960

As filed with the Securities and Exchange Commission on December 12, 2008

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

EXPLANATORY NOTE

AKTIEBOLAGET SVENSK EXPORTKREDIT (SWEDISH EXPORT CREDIT CORPORATION) (THE "COMPANY") FILED ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 (THE “FORM 20-F”) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON APRIL 1, 2008.

THE PURPOSE OF THIS AMENDMENT NO. 1 TO THE FORM 20-F IS TO ADD FURTHER EXPLANATORY INFORMATION TO NOTE 30 BEGINNING ON PAGE F-41 OF THE FORM 20-F AND HEREOF, AND NOT TO RESTATE OR RECLASSIFY ANY FINANCIAL INFORMATION CONTAINED IN THE ORIGINAL FORM 20-F. AS A CONSEQUENCE OF THE AMENDMENT OF NOTE 30, THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, APPEARING ON PAGE F-1 OF THE FORM 20-F AND HEREOF (THE "REPORT"), HAS ALSO BEEN AMENDED.  THE ONLY AMENDMENT MADE TO THE REPORT IS THAT THE DATE THEREOF, WITH RESPECT TO NOTE 30 ONLY, IS NOW THE DATE HEREOF.

OTHER THAN THE FOREGOING, NO PART OF THE FORM 20-F IS BEING AMENDED, AND NO PART OF THE FORM 20-F SPEAKS AS OF ANY DATE SUBSEQUENT TO APRIL 1, 2008, OTHER THAN THE REPORT (TO THE LIMITED EXTENT DESCRIBED ABOVE).

FOR THE CONVENIENCE OF READERS, THE COMPANY HAS RESTATED HEREIN THE ENTIRETY OF THE FORM 20-F, AS AMENDED BY THIS AMENDMENT NO. 1; HOWEVER, THE EXHIBITS ORIGINALLY FILED WITH THE FORM 20-F ARE NOT BEING REFILED HEREWITH, AND READERS SHOULD REFER TO THE ORIGINAL FORM 20-F, ON FILE WITH THE SEC, FOR ACCESS TO SUCH EXHIBITS.  SUCH EXHIBITS REMAIN EXHIBITS OF THE FORM 20-F, AS AMENDED, NOTWITHSTANDING THE FACT THAT THEY ARE NOT BEING REFILED HEREWITH.  THE ONLY EXHIBITS FILED HEREWITH ARE CERTAIN CERTIFICATIONS OF THE OFFICERS OF THE COMPANY, DATED THE DATE HEREOF.  PLEASE SEE THE FOOTNOTE FOLLOWING THE EXHIBIT INDEX HEREIN FOR ADDITIONAL INFORMATION REGARDING EXHIBITS.

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

Exhibits*

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

*  Please refer to the original annual report on Form 20-F, of which this report on Form 20-F/A is an amendment, for exhibits 2.4, 2.5, 7.1 and 15.1.  With respect to exhibits 12.1 and 13.1, new certifications, dated the date hereof, are attached hereto; long-form Section 906 certifications, including affirmations addressing disclosure controls and internal control over financial reporting, appear as exhibits to the original annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2007 and 2006, and the related consolidated and parent company statements of income, statements of recognized income and expenses and statements of cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsi¬bility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of opera¬tions, recognized income and expenses, and of cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

KPMG AB

By	/s/ Anders Linér
Anders Linér
Authorized Public Accountant

Stockholm, Sweden

March 27, 2008, except for

Note 30, which is as of December 12, 2008

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

Note 30.  Effects from implementing IFRS

The application of IFRS from January 1, 2007 (with a date of transition of January 1, 2006) has had the following effects on our income statement for 2006, and on our balance sheets and equity as of January 1, 2007 and 2006 (all figures refer to the consolidated group):

Reconciliation of income
statement for the year ended
December 31, 2006
(Skr million)

	Prior	Adjustments
	Accounting Principles and Policies	S-System (Note A)	Elimination of Deferred Items (Note B)	Fair Values of Financial Instruments (Note C)	Other Adjustments (Note J)	IFRS
Net interest revenues	797.8	25.4	-10.2	—	-20.0	793.0

Remuneration from the S-system	25.4	-25.4	—	—	—	—

Net results of financial transactions	3.8	—	25.6	-36.8	-0.5	-7.9

Other operating items	-283.8	—	—	—	—	-283.8

Operating profit	543.2	—	15.4	-36.8	-20.5	501.3

Taxes on operating profit	-157.6	—	-4.2	10.3	5.7	-145.8

Net profit	385.6	—	11.2	-26.5	-14.8	355.5

Reconciliation of Balance sheets
(Skr billion)

	January 1, 2007			January 1, 2006
	Prior GAAP	Adjustment	IFRS	Prior GAAP	Adjustment	IFRS
Total assets	229.2	16.0	245.2	207.5	3.8	211.3
of which credits (Note D)	56.1	0.1	56.2	43.4	0.2	43.6
of which interest-bearing securities (Note E)	158.4	0.6	159.0	149.4	0.9	150.3
of which derivatives (Note F)	6.8	15.6	22.4	7.5	2.7	10.2
of which other (Note G)	7.9	-0.3	7.6	7.2	0.0	7.2

Total liabilities	225.1	15.9	241.0	203.8	3.5	207.3
of which senior securities issued (Note H)	203.4	8.6	212.0	187.8	-7.4	180.4
of which subordinated securities issued (Note I)	2.9	0.2	3.1	3.3	0.4	3.7
of which derivatives (Note F)	8.4	7.0	15.4	5.8	10.5	16.3
of which other (Note G)	10.4	0.1	10.5	6.9	0.0	6.9

Reconciliation of Equity (all items are net of taxes)
(Skr million)

	January 1, 2007	January 1, 2006

Equity under prior accounting principles	4,124.3	3738.7

Adjustments upon transition to IFRS:

Changes in fair value through profit or loss	121.8	148.3
Changes in fair value direct to equity - hedge reserve (cash-flow hedge)	-43.8	33.7
Changes in fair value direct to equity -fair value reserve (a-f-s securities)	-17.5	-24.4
Total effects of changes in fair values (Note C)	60.5	157.6

Elimination of deferred items regarding repurchased debt, etc. (Note B)	100.7	89.5

Deferred taxes related to the acquisition of property	-30.2	-30.2
Dissolution of a provision related to borrowing transactions	—	14.4
Classification in the opening balance of assets previously held for trading	-4.6	-4.2
Total other adjustments (Note J)	-34.8	-20.0
Total adjustments in equity upon transition to IFRS:	126.4	227.1

Equity in accordance with IFRS	4,250.7	3,965.8

Note A.  Remuneration from the S-system

SEK elected to change its presentation of “remuneration from the S-system” in the income statement in connection with its implementation of IFRS. The line-item, “remuneration from the S-system” (used under our previous accounting principles and policies) has been eliminated in the IFRS income statement and the amounts previously shown therein have been reclassified to “net interest revenues.”

Note B.  Elimination of deferred items regarding repurchased debt, etc.

SEK from time to time reacquires its debt instruments.  Under both Swedish GAAP (“Prior GAAP”) and IFRS, the book value of repurchased debt is deducted from the corresponding liability on the balance sheet.  Under SEK’s Prior GAAP, unless the instrument had been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase was amortized over the remaining contractual tenure of the instrument in the line item “Net interest income”.  Under IFRS, any premium or discount or other components (remuneration for interest rate differentials, etc.) are recorded immediately in earnings and are thus not amortised. Realized gains when reacquiring own debt instruments are presented in the IFRS income statement as a component of net results of financial transactions.

The income tax effect of both items is shown, net, in the line item “taxes on operating profit.”

Note C.  Fair value changes of financial assets, financial liabilities, and derivatives except for fair value changes on held-for-trading assets

Under SEK’s Prior GAAP, because of SEK’s extensive use of deferral hedge accounting, financial assets, liabilities and derivatives were reported at amortized costs. The only exceptions, for SEK, were securities classified as held-for-trading securities and related derivatives, which were reported at fair value. The difference between fair value and amortized cost (unrealized net gains or losses) of securities classified as held-for-trading is reported as a component of net results of financial transactions.

Under IFRS, derivatives are classified as financial assets or liabilities at fair value through profit or loss and measured at fair value in the balance sheet.  However, when applying cash flow hedge accounting, the portion of the gain or loss on a derivative that is determined to be an effective hedge is recognized directly in equity. Certain other financial assets and financial liabilities are also reported at fair value through profit or loss, depending on how these assets and liabilities are classified and if they are hedged items.

Note D.  Credits to credit institutions and credits to the public

Credits are normally categorized as loans and receivables and carried at amortized costs under both Prior GAAP and IFRS. However, under IFRS in those situations when the credit is a hedged item in a fair value hedge relation the amortised cost of hedged items is re-measured with regards to changes in fair values of the hedged risk.

Note E.  Interest-bearing securities

Most interest-bearing securities of SEK were subject to deferral hedge accounting and therefore carried at amortized cost under Prior GAAP with the exception of securities that are held-for-trading which are carried at fair value.  Under IFRS, interest-bearing securities have been categorized as loans and receivables (amortized cost), available for sale (fair value with unrealized change in fair values recognized in other comprehensive income) or financial assets or liabilities at fair value through profit or loss (fair value).  Securities categorized as loans and receivables may also be carried at fair value if they are part of an existing hedge, with regard to the risk being hedged. Securities categorized as available for sale may also be carried at fair value with regard to the risks being hedged if they are part of an existing hedge. SEK has, in the opening balance sheet prepared under IFRS, classified certain financial assets that under previous accounting policies were classified as held-for-trading (and therefore valued at fair value through profit or loss) mainly as loans and receivables (valued at amortized cost).

Note F.  Derivatives

Under Prior GAAP, deferral hedge accounting was applied for the items that were hedged by derivatives. Therefore, most derivatives were not accounted for at fair value. Cross currency swaps, however, were revalued at the exchange rates of the period-end. Under IFRS, derivatives are classified as financial assets or liabilities at fair value through profit or loss and measured at fair value in the balance sheet.  However, when applying cash flow hedge accounting, the portion of the gain or loss on a derivative that is determined to be an effective hedge is recognized directly in equity.

Note G.  “Other” assets and “other” liabilities

Adjustments to other assets and other liabilities are adjustments that follow as a consequence of adjusting assets and liabilities at fair value. This includes adjustments to items due to the government related to the revaluation effects of assets, liabilities and derivatives in the S-system. Under the S-system, fair-value adjustments are reimbursed by the government. Furthermore, it includes adjustments to deferred taxes due to the revaluation effects of assets, liabilities and derivatives. Furthermore, adjustments between Prior GAAP and IFRS have been made to deferred taxes related to the acquisition of property and to the dissolution of a provision. (See Note J below.)

Note H.  Senior securities issued

Under Prior GAAP, senior securities issued by SEK were carried at amortized cost. Under IFRS, senior securities issued by SEK are classified as “other financial liabilities” and carried at amortized cost, or as financial liabilities at fair value through profit or loss using the fair-value option, and reported at fair value. Some securities classified as “other financial liabilities” are part of fair value hedge relations and in those cases the amortised cost is recalculated to reflect the changes in fair value with regards to the hedged risk.

Note I.  Subordinated securities issued

Under Prior GAAP, subordinated securities issued by SEK were carried at amortized cost. Under IFRS, subordinated securities are classified as other financial liabilities and carried at amortized cost. Some securities are part of fair value hedge relations and in those cases the amortised cost is recalculated to reflect the changes in fair value with regards to the hedged risk.

Note J.  “Other” adjustments to equity

Deferred taxes related to the acquisition of property:

Under Prior GAAP, deferred taxes were calculated based on statutory, nominal tax rates. Exceptions from that rule were only made if the fair value exceeded the tax-based price when the tax effects were an important part of the business transaction.  In that case, the deferred taxes could be recorded on a discounted basis and were calculated at the rate that resulted in the recognition of a tax liability equal to the differential between the purchase price and the fair value.  Under IFRS, deferred taxes are instead calculated on the basis of the statutory, nominal tax rate, without exception.

Dissolution of a provision related to borrowing transactions:

Under Prior GAAP, certain provisions were required related to transactions accounted for under deferral hedge accounting. Under IFRS, such provisions cannot be made.

Classification in the opening balance of assets previously held for trading:

SEK has, in the opening balance sheet prepared under IFRS, classified certain financial assets that under previous accounting policies were classified as held-for-trading (fair value through profit or loss) mainly as loans and receivables (amortized costs).

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

SIGNATURES

The Company hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report (Form 20-F/A) on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

By	/s/Peter Yngwe
Peter Yngwe, President

Date: December 12, 2008

EXHIBIT INDEX

Exhibits*

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

*  Please refer to the original annual report on Form 20-F, of which this report on Form 20-F/A is an amendment, for exhibits 2.4, 2.5, 7.1 and 15.1.  With respect to exhibits 12.1 and 13.1, new certifications, dated the date hereof, are attached hereto; long-form Section 906 certifications, including affirmations addressing disclosure controls and internal control over financial reporting, appear as exhibits to the original annual report on Form 20-F.