Form 20-F
period 2008-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2009-05-20
CIK 352960

As filed with the Securities and Exchange Commission on May 20, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number: 001-8382

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

See list on following pages

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

• Debt Securities
• Index Warrants
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A shares	2,579,394
Class B shares	1,410,606

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

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

☐ Yes   ☐ No

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

ELEMENTS Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Agriculture Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Energy Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Metals Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the MLCX Biofuels Index (Exchange Series) — Total Return due February 13, 2023, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the MLCX Grains Index — Total Return due February 14, 2023, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Nikkei 225® Index due April 8, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Russell 2000® Index due April 6, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the MSCI Emerging Markets IndexSM due April 7, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return Bear Market NotesSM Linked to the Consumer Discretionary Select Sector Index due April 6, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Russell 1000® Growth Index due May 5, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Dow Jones Industrial AverageSM due May 6, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return Bear Market NotesSM Linked to the S&P 500® Index due May 5, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P MidCap 400® Index due June 4, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 500® Index due June 5, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 500® Index due July 17, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 100® Index due August 28, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 500® Index due August 28, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Technology Select Sector Index due August 28, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Dow Jones EURO STOXX 50SM (Price) Index due October 2, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Russell 2000® Index due October 2, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 500® Index due October 2, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the MSCI EAFE Index® due October 30, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P MidCap 400 ® Index due October 30, 2009, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the S&P BRIC 40 IndexSM due February 26, 2010, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the Russell 2000® Index due January 21, 2010, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 500® Index due March 24, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes® Linked to the S&P 500® Index due July 26, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes® Linked to the MSCI EAFE Index® due July 26, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index due July 26, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes® Linked to the S&P 500® Index due July 30, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Accelerated Return Bear Market Notes Linked to the S&P Retail Select Industry Index due February 8, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Accelerated Return NotesSM Linked to the S&P 500® Index due April 30, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

Accelerated Return Bear Market Notes Linked to the S&P 500® Index due March 8, 2010, Medium-Term Notes, Series E	NYSE ARCA, Inc.

i

INTRODUCTORY NOTES

In this annual report on Form 20-F (the “annual report”), unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”). See Item 3, “Key Information”, for a description of historical exchange rates and other matters relating to the Swedish kronor.

In this annual report, unless otherwise indicated, all descriptions and financial information relate to Aktiebolaget Svensk  Exportkredit (Publ) (Swedish Export Credit Corporation) as a whole, including the “State Support System” (the “S-system”), which is described in detail herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The consolidated financial statements of SEK comprise SEK and its wholly-owned subsidiaries AB Sektionen, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries”). SEK and the Subsidiaries are together referred to as the “Consolidated Group” or the “Group” (“SEK” or the “Company”).

SEK is a “public company” according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases (including that applicable to SEK), a public company is required to add the notation “Publ” to its name.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•                                          statements regarding financial projections and estimates and their underlying assumptions;

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

Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

•                                          changes in general economic business conditions, especially in Sweden;

•                                          changes and volatility in currency exchange and interest rates;

•                                          dislocations or turmoil in one or more segments of the financial markets; and

•                                          changes in government policy and regulations and in political and social conditions.

ii

PART I

ITEM 1         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3         KEY INFORMATION

A                  Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes. The consolidated income statement data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 has been derived from SEK’s consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB), and also as adopted by the European Union (herein “IFRS”).

While complying with IFRS, SEK also complies with additional requirements of the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RFR 1.1-Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2006:16).

Note that selected financial data for the earliest two years (December 31, 2004 and December 31, 2005) have been omitted due to SEK’s transition to IFRS in fiscal year 2007, which made it impracticable to prepare comparable data for the earlier periods. SEK presented its financial statements in accordance with IFRS for the first time in 2007, while the opening balance for IFRS has been established as of January 1, 2006.

SEK has restated its consolidated IFRS financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking to market of a number of derivative positions, assets and liabilities required to be reported at fair value. The changes have the overall effect of reducing previously reported net income for 2007 and 2006, while increasing previously reported shareholder’s equity for those years. The changes in profit and loss primarily appear in net result of financial transactions and primarily reflect unrealized value changes due mainly to technical difficulties in correctly valuing hedged transactions where the hedged instrument has been replaced with a new instrument, and also due to corrections of credit spreads where the unrealized value change related to such credit spreads is presented through the profit and loss. A number of these changes also affect the balance sheet, which has also been restated to correct technical errors in the classification of certain items (which errors had no impact on total equity).

The net effect of the restatement has resulted in a reduction of previously reported net income for 2007 by Skr 7.1 million and has reduced previously reported net income for 2006 by Skr 85.0 million. Conversely, the Company’s shareholder’s equity as of December 31, 2007 has increased by Skr 113.9 million and shareholder’s equity as of December 31, 2006 has increased by Skr 121.0 million. Furthermore, shareholder’s equity upon SEK’s transition to IFRS, as of January 1, 2006, has increased by Skr 206.0 million. For additional information on the restatement, see Note 34 to the Consolidated Financial Statements included in Item 18.

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

Selected Financial Data

	Year Ended December 31
		Restated	Restated
(In Skr million, unless otherwise stated)	2008	2007	2006
CONSOLIDATED INCOME STATEMENT DATA

Net interest revenues	1,543.3	833.1	793.0
Operating Income	1,099.5	810.3	667.4
Operating Profit	185.2	497.0	383.3
Net profit (after taxes)	143.9	345.9	270.5
Dividend per share (Skr)	—	—	—
Total recognized income and expenses	343.6	238.7	199.9
Ratios of earnings to fixed charges(A)	1.02	1.05	1.05

	December 31
		Restated	Restated
(In Skr million, unless otherwise stated)	2008	2007	2006
CONSOLIDATED BALANCE SHEET DATA

Total credits outstanding (B)	158,678.0	109,286.8	91,086.7
Total assets	370,014.2	297,236.8	245,213.3
Total debt	312,791.0	272,289.4	218,182.8
of which subordinated debt	3,323.5	2,837.0	2,933.2
Equity	10,394.3	4,610.4	4,371.7
of which share capital	3,990.0	990.0	990.0
Number of shares	3,990,000	990,000	990,000
Total liabilities and equity	370,014.2	297,236.8	245,213.3

(A)

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

(B)

SEK considers that credits in the form of interest-bearing securities are a part of SEK’s total credits. On the other hand, deposits with banks and states, assets at banks that can be immediately converted into cash and repurchase agreements are not a part of total credits, although they are included in the items Credits to Credit Institutions and Credits to the Public in the balance sheet. For definition of credits outstanding, see Note 10 to the Consolidated Financial Statements.

Foreign Exchange Rates

The Company’s reporting currency is the Swedish kronor (“Skr”). The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the Swedish kronor, expressed in Skr’s per $1.00.

The term “noon buying rate” refers to the exchange for kronors, expressed in kronors per U.S dollar, in the city of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average(A)	Period End
2009 (through April 30)	9.2863	7.7658	8.4073	7.9882
2008	8.4858	5.8346	6.6424	7.8770
2007	7.1060	6.2356	6.7232	6.4568
2006	7.9656	6.7674	7.3098	6.8342
2005	8.2434	6.6855	7.5170	7.9370
2004	7.7725	6.5939	7.3320	6.6687

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

One-Month Period Ended	High	Low
April 30, 2009	8.5214	7.9882
March 31, 2009	9.2863	7.9558
February 28, 2009	9.0240	7.9905
January 31, 2009	8.3951	7.7658
December 31, 2008	8.4858	7.6754
November 30, 2008	8.4380	7.5957

The noon buying rate on May 15, 2009 was USD 1 = Skr 7.8593

No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

B.                 Risk factors

Disruptions in the financial markets or economic recession may have an adverse effect on SEK’s ability to repay its debt.

SEK’s financial performance, as represented in its balance sheet and income statement, may be adversely affected by a number of factors, many of which are outside the Company’s control. Recent disruptions in the international financial markets and the on-going worldwide recession have had and may continue to have both a direct and indirect impact on SEK’s business volumes, profitability, asset quality and its ability to finance its operations, which may reduce the Company’s ability to repay its debt.

SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recession may further affect the credit quality of borrowers and other credit risk counterparties negatively, which may cause credit losses or affect the value of assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit loss or delinquent debt situations even in normal economic circumstances. Financial market disruptions or economic recession, such as the world is now experiencing, may further affect SEK’s customers and counterparties negatively reducing their ability to fulfill obligations, as SEK already experienced with the collapse of Lehman Brothers and the Icelandic banks during 2008. The current market and economic disruptions have affected, and may continue to affect, business and consumer spending, bankruptcy rates and asset prices, among other factors, creating a greater likelihood that more of SEK’s customers or counterparties could require less credit or become delinquent in their loans or other obligations to SEK.  SEK has recorded reductions in the fair value of some of its assets in 2008, and may, in 2009 or future periods, be forced to write down the value of some of its assets as a result of continuing disruptions in the financial markets.   Further disruptions may affect the recoverability and value of SEK’s assets and require an increase in SEK’s provision for delinquent and defaulted debt and other provisions.   .

Reduced access to international capital markets for financing of SEK’s operations at a desired interest rate may have a negative impact on SEK’s profitability and ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations, factors outside SEK’s control may have a material adverse effect on the Company’s continued ability to obtain such financing or make the cost of such financing increase. The recent market turmoil and ongoing worldwide recession have made it very difficult for many issuers to obtain financing, especially with longer maturities, and SEK has to some extent had to reduce the maturity profile of its current borrowing. Continued market disruptions may make such funding more expensive and difficult to obtain, consequently reducing the Company’s profitability and ability to fulfill its obligations.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Company currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Factors that are significant in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. Deterioration in any of these factors or any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Company was to receive a downgrade in its credit ratings, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings, harm its overall liquidity and negatively affect its business and ability to fulfill its obligations.

SEK may experience a negative change in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets have made it difficult to value certain of SEK’s assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of such assets or liabilities in future periods. In addition, at the time of any sales of such assets, the price SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Company’s financial condition in future periods.

SEK’s hedging strategies may not prevent losses.

SEK is constantly attempting to manage interest rate, currency, credit and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Company uses to hedge its exposure to these various types of risk is not effective, the Company may incur losses, impairing its ability to timely repay or refinance its debts. The Company may not be able to obtain access to economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities. Disruptions such as the prevailing market crisis and economic recession may impose further strain on the availability and effectiveness of SEK’s hedging activities and could have an adverse effect on its financial condition and ability to fulfill its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Company is subject to currency risk. The adequacy of the Company’s financial resources may be impacted by changes in currency exchange rates that impact the value in Swedish currency of the Company’s foreign-currency obligations. The values of a majority of the items presented in the balance sheet are subject to fluctuations as a result of changes in the U.S. dollar/Swedish krona and the euro/Swedish krona exchange rates. Even though the Company carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Company could harm SEK’s business, its profitability and its ability to repay its debts. Also, a strengthening of the Swedish krona against other currencies may reduce demand for the products from SEK’s customers and thus reduce demand for its loans.

Increasing competition may adversely affect SEK’s income and business.

Competition in the Company’s business is based on service, product innovation, product features, price, commission structure, financial strength and name recognition. The Company competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, may have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have significant negative effects on the Company’s financial performance if the Company is unable to match the products and services of its competitors or has to impose negative changes to its prices or rates in order to compete for customer business, investments or financing.

We have restated our financial results for 2007 and 2006. Operational risks such as material weaknesses and other deficiencies in internal control over financial reporting and disclosure processes could result in errors, affect operating results and cause investors to lose confidence in our reported results.

SEK has restated its consolidated IFRS financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking to market of a number of derivative positions, assets and liabilities required to be reported at fair value. The changes have the overall effect of reducing previously reported net income for 2006 and 2007, while increasing previously reported shareholder’s equity for those years. The changes in profit and loss primarily appear in net result of financial transactions and primarily  reflect unrealized value changes due mainly to technical difficulties in correctly valuing hedged transactions where the hedged instrument has been replaced with a new instrument, and also due to corrections of credit spreads where the unrealized value change related to such credit spreads is presented through profit and loss.    A number of these changes also affect the balance sheet, which has also been restated to correct technical errors in the classification of certain items (which errors had no impact on total equity).  For additional information on the restatement, see Note 34 to the Consolidated Financial Statements.

Operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, equipment failures, natural disasters or the failure of external systems, for example, those of SEK’s suppliers or counterparties. SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional cost, loss or damaged reputation which may negatively affect customers’ and investors’ confidence, SEK’s business and financial performance.

SEK currently faces challenges because of deficiencies in our accounting infrastructure and controls and the operational complexities of our business. As a result of the restatement referred to above, SEK has identified a material weakness in internal control over financial reporting as of December 31, 2008.  The restatement, related material weakness and/or other control deficiencies could result in errors, affect operating results and cause investors to lose confidence in our reported results, thus affecting our ability to finance our business. For additional information on the material weakness, see Item 15T herein.

There are a number of factors that may impede our efforts to establish and maintain effective internal control and a sound accounting infrastructure, including: the complexity of our business activities and related IFRS requirements; uncertainty regarding the operating effectiveness and sustainability of controls; and the uncertain impacts of recent asset market volatility on the reliability of the models used to develop our accounting estimates. Controls and procedures, no matter how well designed and operated, provide only reasonable assurance that material errors in our financial statements will be prevented or detected on a timely basis. A failure to establish and maintain effective internal control over financial reporting increases the risk of material error and/or delay in our financial reporting.

Depending on the nature of a failure and any required remediation, ineffective controls could have a material adverse effect on our business. Delays in meeting our financial reporting obligations could affect our ability to maintain the listing of our securities on the national securities exchanges. Ineffective controls could also cause investors to lose confidence in our reported financial information, which may have an adverse effect on the trading price of our securities.

There is also a risk that SEK’s reputation will be damaged if SEK fails to comply with current legislation and best practice or in another manner fails to meet its commitments, even those that are not explicit. Although operational risks are reduced through active efforts relating to properly documented processes, adequate systems, risk culture, compliance with regulations, corporate governance and other factors supporting internal control, such procedures may not be effective in controlling each of the operational risks.

Changes in law or regulation may adversely affect SEK’s business

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

ITEM 4    INFORMATION OF THE COMPANY

A.               History and development of the Company

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”) is a “public company” according to the Swedish Companies Act. It is wholly-owned by the Swedish state through the Ministry of Foreign Affairs (“Sweden” or the “State”).

SEK was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting the need for long-term credits for both exporters and their foreign customers. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as otherwise engage in Swedish and international financing activities on commercial grounds.

The address of the Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden; and the Company’s telephone number is  +46-8-613-83-00.  The Company’s authorized representative in the United States is the Consulate General of Sweden, One Dag Hammarskjöld Plaza, 885 Second Avenue, New York, NY 10017, and the telephone number thereof is (212) 583-2550.

B.                           Business Overview

SEK provides long-term sustainable financial solutions for the private and public sectors with the aim of promoting the development and international competitiveness of Swedish industry and trade. SEK’s mission is to secure access to financial solutions for export and infrastructure. Business activities include export credits, lending, structured financing, project financing, leasing, capital market products and financial advisory services. SEK offers its solutions to corporations and financial institutions as well as domestic and international investors. SEK extends credits, or loans, on commercial terms at prevailing fixed or floating market rates of interest in “SEK exclusive of the S-system”, and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates in the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK in return for compensation.

From its roots and base in export credits, SEK’s product range has expanded to more broadly promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK’s clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments. This experience, together with maintaining credit quality and credit ratings (as of May 2009: AA+ from Standard & Poor’s and Aa1 from Moody’s Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. SEK also intermediates capital market products to third-party investors, and has also, to a greater extent, become involved as a financial advisor for international projects. The expansion of SEK’s services and customer base reflects SEK’s efforts to become a broader-range finance house with specialists in certain areas, while continuing to emphasize its traditional role as a long-term lender.

Despite the liquidity shortage that occurred during especially the latter half of 2008, much of the Swedish export industry continued to do well, and SEK experienced significant demand for financing. Developing economies, especially the Asian markets, are continuing their strong development, with increasing purchasing power and increasingly modern and developed infrastructure. The Swedish export industry is largely focused on infrastructure, telecoms, energy supply, transport and environmental technology — all areas that are enjoying strong demand in emerging economies. Access to financing is often the deciding factor in whether or not an export deal goes ahead.

In order to increase SEK’s ability to assist the Swedish export industry, the Swedish parliament decided to make a capital contribution of Skr 3 billion and allow SEK to receive the shares in the state-owned company Venantius, significantly increasing SEK’s lending capacity.Venantius AB is a financial institution with equity of Skr 2.4 billion as of the date of acquisition in December 18, 2008.   On January 26, 2009, the Swedish Fiancial  Supervisory Authority approved the increase in share capital and the new number of shares.  On February 4, 2009, the new issue of shares was registered at the Swedish Companies Registration Office.  SEK was also granted a credit facility of Skr 100 billion and parliament has also authorized the government to allow SEK to purchase state guarantees on commercial terms for its new borrowing up to Skr 450 billion. The decision meant that SEK was immediately able to pledge that it would provide additional financing for the Swedish export industry.

As of March 8, 2009, in connection with the resolution of a claim against Sparbanksstiftelsernas Förvaltnings AB (the “Borrower”), SEK came to an arrangement with the largest creditors to the Borrower, resulting in SEK assuming control over a total of 25,520,000 shares of Swedbank AB. The shares represent 3.3 percent of the share capital and votes in Swedbank AB. The fair value of the shares at the date of this annual report is well above the book value of the original claim of approximately Skr 500 million.

Since the early 1990s, SEK has been involved in Sweden’s fast-growing trade with the countries in the Baltic region. The overall goal is to contribute to the economic development in the region, while strengthening the presence of Swedish and other Nordic business. Within the framework of these activities there are also increased business opportunities that have been created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe. The current economic crisis in the Baltics and the Eastern Europe has generally not affected SEK in a material way. Although the overall level of business activity in the region has fallen sharply, there is still considerable activity in the area where SEK is most active at the moment, namely advisory services related to infrastructure projects. SEK believes that its credit exposures towards the region, taking into account EKN-guarantees (a form of credit insurance provided by the Swedish State and described in more detail below) and other risk mitigating measures, are limited.

SEK believes that its relationships with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers’ requirements. This network enables SEK to participate in co-financing arrangements and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

SEK has not made any material capital expenditures, nor engaged in any material divestitures (including of interests in other companies) during the three financial years preceding the date of this report.

a.                               Competition

SEK is the only institution authorized by the Swedish State to make export financing credits under the S-system. In that connection, and with support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries which have similar support from their respective domestic export credit agencies, which also provide government-supported export credits. Lending from SEK exclusive of the S-system, including infrastructure credits provided mainly to municipalities, faces competition from other Swedish and foreign financial institutions, as well as from direct or indirect financing programs of exporters themselves. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

The following table summarizes SEK’s credits outstanding, including the S-system, and debt outstanding at December 31, 2008 and 2007:

	At December 31,
(Skr million)	2008	2007
Total credits outstanding (A)	158,678	109,287
Total debt outstanding	312,791	272,289

(A)      Credits outstanding consist of loans due from customers including credits in the form of interest bearing securities. Deposits with banks and states, assets at banks that can be immediately converted into cash  and repurchase agreements are not a part of total credits, although they are included in the items Credits to Credit Institutions and Credits to the Public in the balance sheet. For a reconciliation of credits outstanding, see Note 10 to the Consolidated Financial Statements.

b.                  Lending Operations — General

The following table sets forth certain data regarding the Company’s lending operations, including the S-system, during the two-year period ending December 31, 2008:

	Year ending December 31,
(Skr million)	2008	2007
Offers of long-term credits accepted	63,591	53,143
Total credit disbursements	-38,055	-36,496
Total credit repayments	9,595	18,834
Total net increase/ (decrease) in credits outstanding	49,391	18,200
Credits outstanding	158,678	109,287
Credit commitments outstanding but not disbursed (A)	21,431	22,454

(A)  If a credit has been accepted by the borrower it can be disbursed immediately or it can be awaiting disbursement due to a number of factors. Furthermore, a credit accepted may not finally be disbursed due to changes in the customer’s need for the funds. Currency exchange effects also affect the amount of credit commitments that will result in credits outstanding. Therefore, the volume of credits accepted does not equal the volume of disbursements of credits as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Credits accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed credits” and amounted at December 31, 2008 and 2007 to Skr 21,431.0 million and Skr 22,454.2 million, respectively. See the Balance Sheets in the Consolidated Financial Statements.

Most of the credits granted by SEK are granted to purchasers of Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are Western Europe and North America.

However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its counterparty risk exposure policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties from which SEK accepts counterparty risk exposure.  For additional information on SEK’s approach to risk, see Note 32 to the Consolidated Financial Statements.

The following two tables show SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) at December 31, 2008.

Gross  exposure as of December 31, 2008

Gross exposure broken down by geography and exposure classes

Skr billion	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Asset backed securities	Retail
Africa	0.0	0.0	0.0	0.0	0.0	2.6	0.0	0.0
Asia	8.2	0.0	0.0	0.0	2.7	20.1	0.1	0.0
North America	0.0	0.0	0.0	0.0	17.2	19.1	5.3	0.0
Oceania	0.0	0.0	0.0	0.0	6.8	1.0	7.9	0.0
Sweden	1.7	0.0	7.1	0.0	41.6	37.2	0.4	0.1
South America	0.5	0.0	0.0	0.0	0.1	3.5	0.0	0.0
Other European countries	0.6	0.0	0.0	0.1	67.4	23.2	31.2	0.0
Other Nordic countries	3.6	0.0	3.2	0.0	10.7	18.8	0.5	0.0
Total	14.6	0.0	10.3	0.1	146.5	125.5	45.4	0.1

Net exposure as of December 31, 2008

Net exposure split by geography and exposure classes

Skr billion	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Asset backed securities	Retail
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asia	0.0	0.0	0.0	0.0	0.4	0.4	0.1	0.0
North America	0.0	10.0	0.0	0.0	24.0	1.7	5.3	0.0
Oceania	0.0	0.0	0.0	0.0	6.8	0.0	7.9	0.0
Sweden	1.8	30.8	17.5	0.0	38.8	20.0	0.3	0.1
South America	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other European countries	6.5	29.9	0.0	0.5	75.1	4.1	29.4	0.0
Other Nordic countries	3.6	1.5	3.7	0.0	12.4	9.3	0.6	0.0
Total	11.9	72.2	21.2	0.5	157.5	35.5	43.6	0.1

In the table above, amounts expressing gross exposures are shown before related guarantees and credit derivatives, while net exposures are reported after taking into consideration such guarantees and credit derivatives. At the end of 2007, gross and net exposures were defined differently than at the end of 2008. Figures as per 2007 have not been reclassified in accordance with the new principles since this would be impracticable. Accordingly, no comparative figures for 2007 are presented in the tables displaying exposures.

c. SEK exclusive of the S-system

Outside of the S-system, (or in “SEK exclusive of the S-system,” as we refer to the business of SEK other than the S-system), SEK reports credits in the following categories:

1.             Medium and long-term export financing of capital goods exports.

2.             Other export-related credits, consisting of: (a) lines of credit for the refinancing of finance companies’, banks’ and exporting companies’ portfolios of revolving export receivables; (b) refinancing of export leasing agreements and short-term export finance; (c) credits for direct market investments abroad that will promote exports of Swedish goods and services; and (d) credits for research and development, to promote Swedish industry and commerce.

3.             Credits for investments in infrastructure to promote Swedish industry and commerce.

SEK’s lending includes financing in cooperation with intergovernmental organizations and foreign export credit agencies. These credits are included in the relevant category of credit above.

The Company also extends export financing by establishing credit lines or protocols, principally with countries in Eastern Europe and Asia. These credits are included in the relevant category of credit above.

Credits outstanding (exclusive of those under the S-System) at December 31, 2008 and 2007 were distributed among SEK’s various categories of credits as follows:

Credits outstanding, type of credits
(Skr million)	2008	2007
Financing of capital goods exports	54,842	32,063
Other export related credits	65,978	48,387
Infrastructure	27,752	20,006
Total	148,572	100,456

Offers granted by the Company for credits that borrowers accepted (exclusive of those under the S-System) during the years ended December 31, 2008 and 2007 were distributed among SEK’s various categories of credits as follows:

Offers accepted, type of credit
(Skr million)	2008	2007
Financing of capital goods exports	38,594	26,292
Other export related credits	15,961	14,844
Infrastructure	8,124	10,678
Total	62,679	51,814

Of the total volume of offers accepted during 2008, Skr 21,431.0 million (2007: Skr 22,454.2 million) has not yet been disbursed. If a credit has been accepted by the borrower it can be disbursed immediately or it can be awaiting disbursement due to a number of factors. Furthermore, a credit accepted may not finally be disbursed due to changes in the customer’s need for the funds. Currency exchange effects also affect the amount of credit commitments that will result in credits outstanding.

A long-term trend in the development of SEK’s business has been the reduction in importance of the traditional financing of durable goods for Sweden’s export industry, even though an increase in SEK’s offers accepted has been seen in 2008 due to SEK being one of the few providers of financing to the export industry in Sweden during the market turmoil. SEK’s services have therefore changed over time to meet customers’ needs. This means that a credit “granted” could be either in the form of capital goods export financing or another type of credits such as direct lending to export companies through acquisitions of securities issued under the companies’ capital markets programs, which are recorded among “Other export related credits” in the tables above.

The volume of infrastructure credits reflects the decision of the shareholder, the Swedish State, in 1996 to broaden SEK’s mandate to include infrastructure financing that directly or indirectly enhances the Swedish export industry. Therefore, municipalities and other public authorities in Sweden and elsewhere in the Nordic region have been an additional sector of business that SEK targets.

Outside the S-system, export financing is extended at prevailing market rates of interest. The Company normally makes credit offers at a quoted interest rate that is subject to change prior to acceptance of the credit offer (an “indicative credit offer”). However, credit offers can also be made at a binding interest rate (a “firm credit offer”), but such credit offers have until now rarely been made and are then only valid for short periods. When a borrower accepts an indicative credit offer, the interest rate is set and a binding credit commitment by the Company arises.

Before the Company makes any credit commitment, it ensures that the currency in which the credit is to be funded is expected to be available for the entire credit period at an interest rate (taking into account the costs of currency swaps) that, as of the day the commitment is made, results in a margin that the Company deems sufficient. Except for the portion of the Company’s credits in Swedish kronor that are financed by the Company’s shareholders’ funds and untaxed reserves, the Company borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Company may accordingly decide not to hedge particular credit commitments for movements in interest rate risk until some time after they are made. Interest rate risks associated with such uncovered commitments are monitored closely and may not exceed interest rate risk limits established by the Board of Directors. The Company’s policies with regard to counterparty exposures are described in Note 32 to the Consolidated Financial Statements.

The Company’s initial credit offer and subsequent credit commitment set forth the maximum principal amount of the credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

The following table shows the currency breakdown of credit offers accepted for credits with maturities exceeding one year for each year in the two-year period ended December 31, 2008

	Percentage of credit offers accepted
Currency in which credit is denominated	2008	2007
Swedish kronor	21%	33%
Euro	39%	31%
U.S. dollars	35%	35%
Other	5%	1%
Total	100%	100%

d. S-system

The S-system was established by the Swedish State on July 1, 1978, as a State-sponsored export-financing program designed to maintain the competitive position of Swedish exporters of capital goods and services in world markets. Financing of services could, for example, relate to services provided by the exporter to a customer in relation to the export of goods. After a trial period, in April 1984 the Swedish Parliament extended the S-system indefinitely. The S-system today comprises the normal export-financing program at CIRR (Commercial Interest Reference Rate) rates and a concessionary credit program. Pursuant to arrangements established in 1978 and amended from time to time thereafter, the Company administers the S-system on behalf of the State in return for compensation based mainly on outstanding credit volumes.

Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding under the S-system, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the State. SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any credit losses that may be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these credits as well. All of the credits for lending under the S-system are reported on SEK’s balance sheet. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish State.

Because Sweden is a member of the Organization for Economic Cooperation and Development (the “OECD”), the S-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “OECD Consensus”). The OECD Consensus establishes minimum interest rates, required down payments and maximum credit periods for government-supported export credit programs. Terms vary according to the per capita income of the importing country.

SEK offers S-system financing at CIRR rates established by the OECD in accordance with the OECD Consensus. The CIRR-rates for new credits are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that credit offers can be valid for a period of not more than four months, during which period the commercial contract must be signed, if at all. Thereafter the CIRR rate can be locked in for a maximum period of six months in order for the credit agreement to be finalized. No commitment fee is charged for Swedish CIRR credits. The arranging bank receives compensation of 0.25 percent per annum, based on the outstanding credit amount, to cover its costs for arranging and managing the credit. The arranging bank can either be SEK itself, or a commercial bank in Sweden.

The OECD Consensus also provides eligibility standards for concessionary credits. In principle, such credits are not permitted to be extended to countries whose per capita GNP for at least two consecutive years has exceeded the World Bank threshold for 17-year loans. Concessionary credits to other countries are not permitted to be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms.

SEK participates with government agencies in a State-sponsored export-financing program (the “Concessionary Credit Program”) for exports to certain developing countries, presently incorporating a foreign aid element of at least 35 percent. The foreign aid element is granted in the form of lower rates of interest and/or deferred repayment schedules, and the State reimburses SEK in the S-system for the costs incurred as a result of SEK’s participation in such program. In general, credits under the program are made with State guarantees administered by the Exportkreditnämnden (EKN) (Sweden’s Export Credits Guarantee Board). All such credits granted by SEK must also undergo SEK’s customary approval process.

The following table sets forth the volumes of offers accepted, not disbursed credits at year end, new credits disbursed and credits outstanding at year end under the various programs in the S-system for each year in the two-year period ended December 31, 2008. The moderate increase in volumes of offers accepted under the CIRR-credits program was related to a increase in demand from exporters for such credits due to the financial crisis having made it more advantageous to borrow at the CIRR rate compared with market rates. The decrease in volumes of offers accepted under the Concessionary Credit Program in 2008 was primarily related to lower activity within this market segment.

	Concessionary Credit Program		CIRR-credits		Total
(Skr million)	2008	2007	2008	2007	2008	2007
Offers accepted	22	604	890	725	912	1,329
Not disbursed credits at year-end	562	492	10,897	12,123	11,459	12,615
New credits disbursed	34	145	1,372	1,799	1,406	1,944
Credits outstanding at year-end	691	711	9,415	8,120	10,106	8,831

e. Credit Support for Outstanding Credits

The Company’s policies with regard to counterparty exposures are described in detail in Note 32 to the Consolidated Financial Statements.

The following table shows the credit support by category of counterparty for the Company’s outstanding credits for the two-year period ending December 31, 2008. Although most credits are supported by elements from more than one category, resulting in more than one party being responsible for the same payments to SEK, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

Consolidated Group, including the S-system

	Percentage of Total Credits Outstanding at December 31,
	2008	2007
Credits with Swedish State guarantees via EKN(A)	14%	14%
Credits with Swedish State guarantees via National Debt Office(B)	0%	0%
Credits with Swedish State guarantees, total	14%	14%
Credits to or guaranteed by Swedish credit institutions(C)	11%	15%
Credits to or guaranteed by foreign bank groups or governments(D)	33%	39%
Credits to or guaranteed by other Swedish counterparties, primarily corporations(E)	17%	10%
Credits to or guaranteed by Municipalities	12%	14%
Credits to or guaranteed by other foreign counterparties, primarily corporations	13%	8%
Total	100%	100%

See “—  Lending Operations — General” for information on the geographical distribution of borrowers.

(A)

EKN guarantees are in substance credit insurance against losses caused by the default of a foreign borrower or buyer in meeting its contractual obligations in connection with the purchase of Swedish goods or services. In the case of a foreign private borrower or buyer, coverage is for “commercial” and, in most cases, “political” risks. Coverage for “commercial” risk refers to losses caused by events such as the borrower’s or buyer’s insolvency or failure to make required payments within a certain time period (usually six months). Coverage for “political” risk refers to losses caused by events such as a moratorium, revolution or war in the importing country or the imposition of import or currency control measures in such country. Disputed claims must be resolved by a court judgment or arbitral award, unless otherwise agreed by EKN. In the table above, only the percentages guaranteed have been included.EKN is a State agency whose obligations are backed by the full faith and credit of Sweden.

(B)	State guarantees issued by the National Debt Office are unconditional obligations backed by the full faith and credit of Sweden.

(C)

At December 31, 2008, credits in this category amounting to approximately 5 percent (2007: 5 percent) of total credits were obligations of the four largest commercial bank groups in Sweden including credit guarantees in the form of bank guarantees or credit derivatives.

(D)

Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including credit guarantees in the form of bank guarantees or credit derivatives.

(E)	At December 31, 2008, approximately 11 percent (2007: 6 percent) of total credits represented credits to or guarantees issued by the ten large Swedish corporations.

See also Note 32 to the Consolidated Financial Statements.

f.           Organizational Structure

SEK has the following business segments: granting of credits; advisory services; and capital market products.  SEK organizes its activities in these segments into three main business areas: Corporate & Structured Finance, Advisory Services, and SEK Securities. Furthermore, SEK’s Capital Markets group, a group outside of the three main business areas, is responsible for funding, liquidity and related matters.

Corporate & Structured Finance. The Corporate & Structured Finance group is responsible for all activities in general lending, export credits, project finance, leasing and other structured finance projects, as well as origination and advisory services. The Corporate business line has overall responsibility for SEK’s relationships with its customers.  The Structured Finance business line is responsible for structured finance solutions, project financing and leasing products. As a complement to SEK’s lending activity, the Advisory Services business line offers independent consulting services to both the private and public sectors based on SEK’s experience in various areas, especially export credits and project finance, risk management and capital markets. The Emerging Markets business line  handles lending and borrowing in emerging markets currencies.

In November 2008, the Swedish government proposed that SEK’s capacity to assist the Swedish export industry with long-term funding be improved. As part of this, AB Svensk Exportkredit received all of the shares in Venantius AB (“Venantius”) from the State through a shareholder contribution on December 18, 2008. SEK obtained control over the operations of Venantius upon the date of acquisition. Venantius was established in 1995, according to a parliamentary decision, in order to take over loan facilities with potentially high credit risk from SBAB. The loan portfolio in 1995 comprised Skr 33 billion in housing loans. At the time of acquisition, on December 18, 2008, the equity in Venantius amounted to Skr 2.4 billion, credits to the public totaled approximately Skr 0.5 billion and liquid funds amounted to approximately Skr 1.9 billion. Venantius role within the business area Corporate & Structured Finance is to manage its remaining loan portfolio with the goal of achieving the best possible long-term economic outcome for SEK.

SEK Securities. AB SEK Securities is a wholly-owned subsidiary with a license from the Swedish Financial Supervisory Authority to conduct a securities business. AB SEK Securities sells investors capital markets products issued by third-party issuers, principally in the primary market via private placements.

Capital Markets. The Capital Markets group comprises two sub-functions: Funding, and Liquidity Management. Funding is responsible for managing SEK’s borrowing program and Liquidity Management is responsible for the investment of SEK’s liquidity portfolio. See also Item 5, “Operating and Financial Review and Prospects — Liquidity, Capital Resources and Funding — Liquidity”.

Segment revenues other than granting of credits represent together less than 4 percent of the total revenues, and therefore segment revenues are not separately disclosed.

In addition, SEK maintains a risk control unit, an internal audit function and a compliance function, all of which operate independently of the business areas. See also Note 32 to the Consolidated Financial Statements.

g.            Swedish Government Supervision

The Company operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (the “Act”). As such, it is subject to supervision and regulation by the Swedish Financial Supervisory Authority (the “Supervisory Authority”), which licenses and monitors the activities of credit market companies to ensure their compliance with the Act and regulations there under and their corporate charters.

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

As of January 1, 2007, the revised capital adequacy rules of the Basel Committee, on Banking Regulation and Supervisory Practices at the Bank for International Settlements (the “Basel Committee”) referred to as Basel II, became applicable to credit institutions in Sweden and the European Union, including SEK.

In July 2005, SEK submitted an application to the Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basel II. In March 2007, the Supervisory Authority finally determined that SEK can use an Internal Ratings Based Approach when calculating risk-weighted claims under Basel II based on legislation adopted in Sweden at the beginning of 2007. The quantitative analysis regarding Pillar I (methods for calculating minimum capital requirements for certain risks) was implemented in 2005. During 2006 the required capital base, depending on the Company’s risk profile with regard to all relevant risks, was established (Pillar II).  Reporting under the new rules was done for the first time as of March 31, 2007. See also Note 31 to the Consolidated Financial Statements for further details on the Capital Adequacy of SEK and Note 32 to the Consolidated Financial Statements for a discussion regarding Basel II and its effects.

The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee. The principal measure of capital adequacy is a capital to risk weighted asset ratio, which compares the capital base to the total of  risk weighted assets and off-balance sheet items. The capital base is divided into two components, one of them being “core” or “Tier-1” capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Non-cumulative preferred shares and similar instruments may not up to December 2008, be included in Tier 1 capital to the extent they exceed 15 percent of the Tier-1-capital other than non-cumulative preferred shares and similar instruments. In December 2008, the Swedish Financial Supervisory Authority promulgated new regulations concerning the calculation of primary capital with the effect that credit institutions and securities companies are now permitted to maintain a larger proportion of “Tier-1-eligible capital” in their Tier-1-capital. This capital is allowed to be added to Tier-1-capital up to 30 percent of the total amount of Tier-1-capital, in comparison to the previously allowed 15 percent. The amended regulation impacted SEK’s Tier-1-ratio positively by 1.3 percentage points as of December 31, 2008. The other component in the capital base is “supplementary” or “Tier 2” capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with an original term of at least five years (with a deduction of 20 percent for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk depending on the debtor or the type of collateral, if any, securing the assets. Under the new regime, Basel II, a greater emphasis is placed on ratings and all of SEK’s counterparties are internally rated by SEK in order to meet the capital requirements. The minimum capital ratio requirement under pillar I is 8 percent, and not more than 50 percent of an institution’s regulatory capital may comprise supplementary capital. SEK’s policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2008, SEK’s total regulatory capital ratio was 15.5 percent (2007: 8.9 percent) and its Tier 1 ratio was 14.8 percent (2007: 6.5 percent). The regulatory capital ratio was negatively affected by certain transitional rules imposed by the Swedish Financial Supervisory Authority which will remain in place until the financial year 2010. Were one to exclude the effect of these transitional rules, SEK’s total regulatory capital ratio at December 31, 2008, would have been 21.4 percent (2007: 17.1 percent) and its Tier 1 ratio  20.4 percent (2007: 12.4 percent). See also Note 31 to the Consolidated Financial Statements.

Under the regulatory rules for large exposures, a “large exposure” is defined as a (risk-weighted) exposure to a single counterparty (or counterparty group) that exceeds 10 percent of the institution’s regulatory total capital base. These rules state that no individual large exposure may exceed 25 percent of the regulatory total capital base of the institution, and that the aggregate amount of large exposures may not exceed 800 percent of the institution’s regulatory total capital base. The aggregate amount of SEK’s large exposures on December 31, 2008, was  81 percent (2007: 325 percent) of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to 7 (2007: 22) different counterparties (or counterparty groups). These counterparties (or counterparty groups) were all rated by at least one of the major rating agencies, Moody’s and Standard & Poor’s, with ratings of not lower than investment grade.

The Company’s subsidiary, AB SEK Securities, is licensed to conduct a securities business and as such is regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act.

h.            Property, Plants and Equipment

The Company owns, through its wholly-owned subsidiary AB Sektionen, an office building in the City of Stockholm. The major part of the building is used by the Company as its headquarters. The available office space in the building is approximately 2,200 square meters. SEK may not utilize the building for other purposes than as an office, and the building is not secured by a mortgage.

ITEM 4A      UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

a.               Overview

Substantially all of SEK’s revenues and net income derive from the net interest revenues earned on its credits and interest-bearing securities. Funding for these assets comes from equity, including the capital contributed to the Company by the State and from debt securities issued in the international capital markets. Accordingly, key determinants of SEK’s profits from year to year are the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt, the rate of interest earned on the investment of its equity and the outstanding volumes of credits and interest-bearing securities in the balance sheet, as well as the relative proportions of its assets funded by debt and equity. SEK raises debt with terms that may be fixed, floating, or linked to various indexes. SEK’s strategy is to economically hedge these terms to floating IBOR rates to match its debt financed assets. The quality of SEK’s balance sheet, stable credit rating and public policy role within Sweden with a close connection to the Swedish state has enabled SEK to achieve funding at a level which is competitive in the market.

In recent years SEK’s profit under IFRS (for the financial years 2008, 2007 and 2006) has declined. The decline reflects several factors, including (1) the marking to market of financial assets, the value of which has declined due to recent economic turmoil; and (2) provisions for probable credit losses and impairment of financial assets.  Especially during 2008, SEK was materially affected by these factors. On the other hand, during 2008 SEK was positively affected by its relative strength on the funding markets and was able to lower its borrowing costs significantly, partly because SEK continued to have access to funding in U.S. dollars. Furthermore, SEK has realized gains related to the repurchasing of own debt and by avoiding negative unrealized losses through the reclassification of certain assets which the Company has the intention and ability to hold to maturity.

One of the additional factors affecting net profit positively has been higher volumes of debt-financed interest-bearing assets in the balance sheet.  On the other hand, increased costs related to new and pending regulations, particularly Basel II, IFRS, and the Sarbanes-Oxley Act of 2002 (SOX) have affected net profit negatively in recent years.

The Company has continued to rebuild equity through retained earnings and a restrictive dividend policy. In December 2008, SEK’s equity was significantly increased through a capital contribution of Skr 3 billion in new equity from the Swedish State and the related transfer of the shares of the State-owned company Venantius AB to SEK. Venantius’ equity as of the date of acquisition amounted to approximately Skr 2.4 billion. In recent years, SEK has also expanded into business areas that may produce non-interest revenue, although commission income has not thus far made a material contribution to SEK’s revenues and profits.

SEK has identified a material weakness in internal control over financial reporting as of December 31, 2008.  For additional information on the material weakness, see Item 15T herein.

SEK has restated its consolidated IFRS financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking to market of a number of derivative positions, assets and liabilities required to be reported at fair value. The changes have the overall effect of reducing previously reported net income for 2006 and 2007, while increasing previously reported shareholder’s equity for those years. The changes in profit and loss primarily appear in net result of financial transactions, and primarily reflect unrealized value changes due mainly to technical difficulties in correctly valuing hedged transactions where the hedged instrument has been replaced with a new instrument, and also due to corrections of credit spreads where the unrealized value change related to such credit spreads is presented through the profit and loss.   A number of these changes also affect the balance sheet, which has also been restated to correct technical errors in the classification of certain items (which errors had no impact on total equity).  For additional information on the restatement, see Note 34 to the Consolidated Financial Statements.

b.              Critical Accounting Policies and Estimates

When applying the accounting policies management makes judgments and estimates that have significant effect on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the Company believes are fair and reasonable. These estimates and the judgment behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later, to some extent, differ from the estimates and the assumptions made. Please see below for information on items where critical estimates have been made. The Company believes the judgments made related to the following critical accounting policies to be of most significance:

• The functional currency of the Parent Company

• Classifications of securities as quoted on an active market

• The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

• SEK is regarded as an agent with respect to the S-system

• Assessment at acquisition of Venantius.

Furthermore, the Company has identified the following key sources of estimation uncertainty when applying IFRS:

• Provisions for probable credit losses

• Estimates of fair values when quoted market prices are not available

• Valuation of derivatives without observable market prices.

The functional currency

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

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, the Company is making judgments on whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process.

If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available for sale and the after-tax changes in fair value for these securities would affect equity. It is, however, essentially impossible to predict the quantitative impact of any such changes because of the lack of homogeneity of our portfolio of non-quoted securities; the impact would very much depend on which types of securities were so classified, and any process we developed for identifying such types would be inherently speculative.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation technique is for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. A major part of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Different pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. However, different pricing models or assumptions could produce different valuation results. If the assumptions underlying those internal models were to change it could result in a material change in the fair value of those assets or liabilities.

If, for example, the assumption regarding the yield of interest-bearing financial assets or liabilities with a fixed interest rate were changed so as to be 0.10 percent higher or lower than the yield actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr 10-30 million and total equity, at such date, by approximately Skr 10-50 million.

Please see more information regarding valuation techniques in Note 11 to the Consolidated Financial Statements.

SEK is regarded as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment where SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as: (i) SEK does not in substance, even though in it may in form, have the risk and reward of ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish state. If SEK would be regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged.

Assessments at acquisition of Venantius

At the time of the acquisition of Venantius, it was determined that common control existed as the owner, the Swedish state, was the sole shareholder of both the acquired and the acquiring company. Furthermore, it was assessed that the purchase method should be used in accounting for the transaction and that the acquisition cost should be determined based upon a valuation of the shares in the acquired company.

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held, as well as existing guarantees and collaterals, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change it could result in a material change in provisions for probable credit losses.

Credit or impairment losses are recognized as the difference between the carrying value of a loan and the discounted value of our best estimate of future cash repayments. These estimates takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ending December 31, 2008 by Skr 50-60 million and total equity by Skr 30-40 million at that date.

Estimates of fair value when quoted market prices are not available

Classifying a transaction at fair value through profit and loss requires valuing the instrument at its full fair value, including the impact of the credit spread. When quoted market prices are not available for such instruments certain assumptions must be made about the credit spread included in these valuations. If these assumptions were to change it could result in a material change in the fair value of these instruments.

If the assumption with relation to the valuation of assets classified at fair value through profit and loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr 40-60 million and total equity, at such date, by approximately Skr 30-50 million.

If the assumption with relation to the valuation of liabilities classified at fair value through profit and loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr 400-700 million and total equity, at such date, by approximately Skr 300-500 million. These sensitivity analyses show possible effects on fair value from changes in assumptions about credit spreads. However, they can also be viewed as an estimate of potential risk for changed fair values related to a change in market pricing of credit risk for the issuer of the asset or liability.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivates. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models, valuations established by external parties or quotations furnished by dealers in such instruments are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty or SEK´s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the year, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly and observable and implied market parameters.

Please see more information regarding valuation techniques in Note 11 to the Consolidated Financial Statements.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products where the presence of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models for valuing these instruments at fair value. If these assumptions were to change it could result in a material change in the fair value of these instruments, though, since SEK only enters into market matched hedge relationships (economic or accounting hedge) a potential material effect on profit and loss or equity would only result if there were changes in the credit spreads.

SEK uses swap agreements (primarily) to hedge risk exposure in financial assets and liabilities. SEK enters into the swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex or other agreement where the credit exposure is mitigated on at least a monthly basis. Swaps are measured at fair value by using the market quoted rates where available. If market quotes are not available valuation models are used. For counterparties where SEK has a positive swap portfolio value, SEK uses a model to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

Please see more information regarding valuation techniques in Note 11 to the Consolidated Financial Statements.

c.            Recent Accounting Pronouncements Issued

IASB permits early adoption of amendments to IAS 27” Consolidated and Separate Financial Statements”, IFRS 3R” Business Combinations”, IAS 1” Presentation of Financial Statements”, IAS 32” Financial Instruments: Presentation” IAS 39” Financial Instruments: Recognition and Measurement” and the new standard IFRS 8, Operating Segments. These amendments are applicable from January 1, 2009, with the exception of IFRS 3, parts of IAS 27 and IAS 39 that are applicable from financial years commencing after July 1, 2009. It is voluntary to apply the amendments for the financial year 2008, and SEK has chosen not to implement in advance any of these amendments in 2008. The Company is currently evaluating whether the adoption of the amendments will have a material impact on its financial reporting, though it has already determined that certain transactions affecting equity will need to be presented in a separate total comprehensive income statement.

d.            Assets and Business Volume

Total Assets

SEK’s total assets totaled Skr 370.0 billion (2007: Skr 297.2 billion) at year-end, an increase of approximately 24 percent.  The main components of the net change in total assets were a Skr 49.4 billion increase in total credits and a Skr 1.9 billion increase in total  liquidity (see Note 10 to the Consolidated Financial Statements).  Foreign currency exchange effects positively affected the book values of these portfolios by approximately Skr 17.5 billion and Skr 20.1 billion, respectively. Total credits outstanding represented Skr 158.7 billion (2007: Skr 109.3 billion) of total assets, while total liquidity represented Skr 161.8 billion (2007: Skr 159.9 billion). The increase in the volume of total credits  outstanding at year-end was primarily attributable to a higher than usual rate of acceptance of the offers outstanding in the last few months of the year, reflecting the current turmoil in the financial markets, which led customers to secure whatever financing was available. Furthermore, currency exchange effects related to the weakening of the Swedish krona positively affected total credits outstanding.

In addition to the revenue-generating assets, the balance sheet at year-end also included Skr 38.9 billion (2007: Skr 20.3 billion) representing derivatives, Skr 6.1 billion (2007: Skr 5.3 billion) representing accrued and prepaid items, Skr 0.1 billion (2007: Skr 0.1 billion) representing non-financial assets, and Skr 4.3 billion (2007: Skr 2.3 billion) representing other assets. The month-end average volume of total assets during the year was approximately Skr 270 billion (2007: Skr 234 billion).

The aggregate amount of outstanding offers for new credits totaled Skr 27.4 billion at year-end (2007: Skr 45.6 billion), a decrease of approximately 40 percent. The decrease in the volume of outstanding offers at year-end, was primarily attributable to a higher than usual rate of acceptance of the offers outstanding in the last few months of the year, reflecting the current turmoil in the financial markets, which led customers to secure whatever financing was available.

Business Volume

Sweden depends heavily on its exports and exports accounts more than half of Sweden’s GNP. In addition, a small number of very large corporations accounts for a large portion of Swedish export revenues. These corporations have traditionally been dependent on large multinational banks for their long-term financing needs. The liquidity crisis in the financial markets has resulted in most of the large international banks have reducing their activities in the Scandinavian market, and made it increasingly difficult for Swedish export companies to find long-term financing during 2008.  As a result, their interest in the kind of financing solutions offered by SEK has increased significantly.

During the year, SEK successfully expanded its ability to offer its customers financing in local currency. In December, SEK became one of only six foreign institutions to be granted a license to issue bonds in Thai baht. In addition, in 2008 SEK expanded its offering to also include Brazilian real, Kazakh tenge and Romanian leu.

In December, the Swedish government significantly strengthened SEK’s lending capacity through a capital contribution of Skr 3 billion in new equity and a transfer of the shares of the state-owned company Venantius AB. Venantius’ equity amounted to approximately Skr 2.4 billion, as of December 18, 2008. In addition, at the beginning of 2009, SEK was provided a borrowing facility of up to Skr 100 billion by the Swedish State.  SEK has not yet made use of this facility.  The Swedish parliament has also given a mandate to the government to provide SEK with the possibility to purchase State guarantees on commercial terms for its new borrowing (including issuance of debt securities) up to Skr 450 billion.

The rating level established after the Swedish State assumed 100% control of the Company in 2003 has remained unchanged since then. SEK’s long-term debt rating as of May 2009 remains AA+ from Standard & Poor’s and Aa1 from Moody’s.

Due to its relatively high liquidity, SEK has been one of only a few parties able to provide long-term financing to Swedish exporters, in this difficult market situation. As detailed in the table below, the volume of financing solutions provided to new customers in 2008 amounted to Skr 64.9 billion, an approximate 14 percent increase compared with the previous year and the highest volume ever for SEK.

New Customer Financial Transactions:

	Year ending December 31,
(Skr billion)	2008	2007	2006
Export credits	26.8	18.0	18.6
Other credit to exporters	12.7	9.6	6.0
Credits to other corporates	1.9	6.2	3.1
Credits to the public sector	8.1	10.7	15.8
Credits to the financial sector	14.1	8.6	13.4
Syndicated customer transactions	1.3	3.7	7.0
Total	64.9	56.8	63.9

Increases in credits for the Swedish export industry and lending to the financial sector were the main drivers behind these high volumes. Credits granted to the export industry increased to Skr 39.5 billion during 2008, compared with Skr 27.6 billion during 2007 and Skr 24.6 billion during 2006. The increase to the financial sector contributed indirectly to an increase in lending to small and medium-sized companies through

Nordic financial institutions obtaining funding from SEK. New lending to the corporate sector during the fourth quarter amounted to Skr 19.3 billion, of which Skr 12.4 billion was lent in December.

During 2008, Skr 0.9 billion (2007: Skr 1.3 billion) of long-term credits were granted under the S-system (see Note 24 to the Consolidated Financial Statements).

The total amount of credits outstanding and credits committed though not yet disbursed increased during the year to Skr 180.1 billion at year-end (2007: Skr 131.7 billion), of which Skr 158.7 billion (2007: Skr 109.3 billion) represented credits outstanding, an increase of approximately 45 percent. The increase was related mainly to increased new business volumes. Of the aggregate amount of Skr 180.1 billion (2007: Skr 131.7 billion) of credits outstanding and credits committed, Skr 21.6 billion (2007: Skr 21.4 billion) was related to the S-system, of which Skr 10.1 billion (2007: Skr 8.8 billion) represented credits outstanding. The aggregate amount of outstanding offers for new credits at year-end decreased to Skr 27.4 billion (2007: Skr 45.6 billion).

Over the year SEK carried out 705 funding transactions, with its aggregate borrowing for the year amounting to Skr 86.2 billion (2007: Skr 108.0 billion). This represents a decrease of Skr 21.8 billion compared with the previous year, but was nonetheless a strong performance in view of the turmoil and liquidity crisis in financial markets during the year. The maturities for SEK’s new borrowing have been slightly shorter than before.

The global market situation has resulted in SEK focusing primarily on structured capital market borrowing during the year. The Japanese and U.S. retail bond markets accounted for the bulk of SEK’s new borrowing. SEK has consequently been able to fund itself almost entirely without using the Swedish markets. SEK has also been highly active in repurchasing its own bonds during the year.

e.            Counterparty Risk Exposures.

Management believes that the quality of SEK’s assets remains high. The table below shows a break-down, by counterparty category, of SEK’s total counterparty risk exposure related to each of the types of instrument indicated as of December 31, 2008 and 2007, respectively.  Although the total amount of our counterparty risk exposure increased by approximately 15 percent from Skr 298.4 billion to Skr 342.5 billion (reflecting increased business volumes), the relative weight of each of the categories remained rather stable, with decreases in the relative weight of our exposure to asset-backed securities, financial institutions and regional governments, while the relative weight of government export credit agencies, central governments and corporates increased. The amounts of gross counterparty exposures, before taking into consideration credit guarantees and other risk-mitigating instruments, is shown in Note 32 to the Consolidated Financial Statements.

Consolidated Group

(Skr billion)	Total				Credits & Interest-bearing securities				Undisbursed credits, Derivatives, etc.
Classified by type of	December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central Governments(A)	43.2	13	32.8	11	32.6	11	24.5	9	10.6	31	8.3	28
Regional governments	21.2	6	20.5	7	19.1	6	15.3	6	2.1	6	5.2	18
Government export credit agencies	41.4	12	25.8	9	33.3	11	19.1	7	8.1	24	6.7	23
Financial institutions	157.5	46	145.6	49	146.4	47	138.1	51	11.1	32	7.5	25
Asset backed securities	43.6	13	48.7	16	43.6	14	48.7	18	0.0	0	0.0	0
Retail(B)	0.1	0	0.0	0	0.1	0	0.0	0	0.0	0	0.0	0
Corporates	35.5	10	25.0	8	33.0	11	23.2	9	2.5	7	1.8	6
Total	342.5	100	298.4	100	308.1	100	268.9	100	34.4	100	29.5	100

Icelandic bank and CDO-related exposures resulted in our recording a total of Skr 561.8 million in write-downs on related exposures during 2008.  For additional information, see “—Results of Operations—Recovered credit loss and impairment of financial assets” below and Note 7 to the Consolidated Financial Statements.

f.             Results of Operations

Due to SEK’s transition to IFRS in fiscal year 2007, it was not practicable to prepare comparable data  for 2005. SEK presented its financial statements in accordance with IFRS for the first time in 2007, while the opening balance for IFRS has been established as of January 1, 2006.  Therefore, no analysis of 2005 compared to 2006 has been made with regard to results of operations.

Net interest revenues

2008 versus 2007

Net interest revenues totaled Skr 1,543.3 million in 2008, as compared to Skr 833.1 million in 2007, an increase of approximately 85 percent. The increase was mainly due to increased average margins, but also to increased average volumes, mainly in the credit portfolio, but also in the portfolio of liquid assets. The average volume of debt-financed assets totaled approximately Skr 270 billion during 2008, as compared to approximately Skr 234 billion during 2007, an increase of approximately 15 percent. The increase in volumes was mainly due to increased volumes in the credit portfolio, but also to an increase in the portfolio of liquid assets. The increase in the credit portfolio was related to an increase in lending, especially during the second half of the year, and to currency exchange effects. The average margin on debt-financed assets was 0.49 percent per annum, as compared to 0.28 percent in 2007, an increase of approximately 75 percent. This increase reflected the fact that SEK’s relatively stable borrowing base in U.S. dollars provided it with a competitive advantage in the global market turmoil. That advantage was reflected in SEK’s higher-than-usual margins in 2008, after converting dollar-denominated financing into Euros, through derivative contracts, and investing such funds in Euro-denominated assets.

Net interest revenues included Skr 22.4 million representing remuneration from the S-system, as compared to Skr 29.8 million, in 2007, a decrease of approximately 25 percent. The remuneration is directly related to the outstanding volumes of credits in the respective years.  Such remuneration from the S-system represents compensation paid to SEK for carrying the S-system credits and the related credit risks on SEK’s balance sheet.

2007 versus 2006

Net interest revenues totaled Skr 833.1 million in 2007, as compared to Skr 793.0 million in 2006, an increase of approximately 5 percent. The increase was primarily due to increased average volumes in interest-bearing assets.  The average volume of debt-financed assets (including credits in the S-system) totaled Skr 234 billion in 2007, as compared to Skr 201 billion in 2006, an increase of approximately 16 percent.  The average margin applicable to that volume was 0.28 percent in 2007, as compared to 0.30 percent in 2006, a decrease of approximately 7 percent. The decrease in the average margin on debt-financed assets in 2007 reflected decreased margins in the liquidity portfolio as well as in the credit portfolio.  Net interest revenues included Skr 29.8 million representing remuneration from the S-system in 2007, as compared to Skr 25.4 million in 2006, with the variance reflecting changes in outstanding volumes of credits.

Commissions earned and commissions incurred

2008 versus 2007

Commissions earned amounted to Skr 34.7 million in 2008, as compared to Skr 31.6 million in 2007. The approximate 10 percent increase primarily reflected higher capital market commissions.

Commissions incurred amounted to Skr 21.7 million in 2008, as compared to Skr 19.1 million in 2007, with the approximate 14 percent increase reflecting increased deposit fees and brokerage fees.

2007 versus 2006

Commissions earned amounted to Skr 31.6 million in 2007, as compared to Skr 26.4 million in 2006. The approximate 20 percent increase primarily higher capital market commissions.

Commissions incurred amounted to Skr 19.1 million in 2007, as compared to Skr 26.7 million in 2006 reflecting a decrease in fees paid.

Net results of financial transactions

2008 versus 2007

Net results of financial transactions totaled negative Skr 456.9 million in 2008, as compared to negative Skr 35.6 million in 2007.  The very significant worsening in this line-item was primarily the result of the negative mark-to-market effects on our derivatives portfolio and other financial assets and liabilities marked to market, which amounted to negative Skr 648.7 million in 2008, as compared to a negative Skr 38.0 million in 2007. These market valuation effects are mainly related to the mismatch that arises in operating profit due to the requirement that certain derivatives be valued at market value, even though sometimes corresponding hedged items are measured at amortized cost. During 2008, such effects had a much larger impact on our results than in earlier periods due to the turbulent financial markets situation, which resulted in major changes in credit-spreads, interest rates and exchange rates in 2008, especially during the fourth quarter.

In particular, these negative valuation effects have depended on three factors.  The most important is that SEK has a portfolio of bonds amounting to approximately Skr 11.2 billion that are hedged with consideration to interest risk, currency risk and, via credit derivatives, changes in credit spreads. The portfolio is presented at fair value, with fair value changes flowing through the income statement. Mainly during the fourth quarter of 2008, the difference between the bonds’ credit spreads and the spreads on credit derivatives increased significantly, which resulted in the negative net value changes summarized above.  SEK has the intention to hold these bonds to maturity. The second significant factor is the valuation of derivatives used to convert our dollar-denominated obligations to Euro-denominated obligations. The fair value of these derivatives was volatile throughout 2008, reflecting turbulence in the currency markets. The third factor that affected the negative result was that the short-term Euro interest rates fell sharply at the end of the year, thus affecting the value of short-term positions between interest turnover days. Offsetting these effects to some extent, the net result of financial transactions was positively affected in the amount of Skr 114.6 million (2007: 0.0 million, 2006: 0.0 million) due to the revaluation of credit-spreads on derivatives related to our own credit risk.

The negative market-valuation effects were also partly offset by realized currency exchange effects, partially arising from positions against Lehman Brothers-related positions (see Note 4 to the Consolidated Financial Statements), and to a reclassification of assets according to changed accounting principles implemented in October, but effective as of July 1, 2008. Assets previously accounted for at fair value in the trading portfolio have been reclassified to the loans and receivables category. The trading portfolio was reclassified as of July 1, 2008. The reclassification of the trading portfolio meant that SEK avoided a negative effect on its net results of financial transactions of Skr 27.8 million. Results of financial transactions have also been positively affected by profits related to repurchases of bonds issued by SEK and similar transactions which amounted to Skr 87.3 million in 2008, as compared to Skr 41.5 million in 2007.   In the current financial turmoil, there has been an increase in such repurchases, especially with respect to structured issues.

2007 versus 2006

Net results of financial transactions totaled negative Skr 35.6 million in 2007, as compared to negative Skr 126.8 million in 2006. The improved result was mainly due to the fact that in 2006 net results of financial transactions was negatively affected by fair value changes in certain liabilities required to be measured at fair value, but also due to an increase in 2007 in realized gains on repurchased debt and similar transactions, which amounted to Skr 41.5 million in 2007, as compared to Skr 25.1 million in 2006.  This was to some degree counteracted by realized and unrealized valuation effects in the trading portfolio amounting to negative Skr 38.4 million in 2007, as compared to positive Skr 4.0 million in 2006.  Unrealized valuation effects in the trading portfolio were related to changes in credit spreads, mainly during the third quarter, but to some extent also during the fourth quarter, due to turbulent market conditions.

Other operating income

2008 versus 2007

Other operating income decreased from Skr 0.3 million in 2007 to Skr 0.1 million in 2008.The decrease was mainly related to a decrease in rental income from third parties.

2007 versus 2006

Other operating income decreased from Skr 1.5 million in 2006 to Skr 0.3 million in 2007. The decrease was primarily related to compensation received for carrying S-system derivative risk during 2006 (but not in 2007) and  a decrease in rental income from third parties.

Administrative expenses

2008 versus 2007

Administrative expenses totaled Skr 340.3 million in 2008, as compared to 282.6 million in 2007, an increase of approximately 20 percent. The increase was related to growth in business activity and average headcount, as well as increasing costs for external consultants fees and audit fees. The average number of employees was 183 in 2008, as compared to 160 in 2007, an increase of 14 percent. The increase in average headcount was mainly due to growth in business activities. There were also recruitments made in order to strengthen the processes that lead to the financial statement close process, especially the process for mark-to market financial assets, liabilities and derivatives. During 2008, administrative expenses were affected by a Skr 19.3 million provision under SEK’s general incentive system for its staff, as compared to a Skr 17.7 million provision in 2007. The total cost for the incentive system for every individual, per year is limited to an amount equaling two months’ salary plus social insurance costs. The general incentive system is discussed further in Item 10 herein. In addition to the general incentive system, SEK is also a party to individual, performance-related remuneration agreements.

2007 versus 2006

Administrative expenses in 2007 totaled Skr 282.6 million, as compared to Skr 253.1 million in 2006, an increase of approximately 12 percent. The increase arose from a 24 percent increase in personnel expenses that more than offset a 9 percent reduction in non-personnel expenses. During 2007, personnel expenses were affected by a Skr 17.7 million provision under SEK’s general incentive system for its staff, as compared to a Skr 2.8 million provision in 2006.  This change accounted for the majority of the increase in personnel expenses. The increase is also in part related to new regulations and to expanding business activities. Among other things, two new business units were established during the latter part of 2007, SEK Trade Finance and SEK Customer Finance. The average number of employees was 160 in 2007, as compared to 151 in 2006, an increase of approximately 6 percent.

Depreciation and amortization of non-financial assets

2008 versus 2007

Depreciation and amortization of non-financial assets amounted to Skr 21.0 million in 2008, as compared to Skr 30.2 million in 2007.  These costs are mainly related to the depreciation of intangible assets related to SEK’s business IT system.  The decrease in 2008 resulted from decreased depreciation on the IT system.

2007 versus 2006

Depreciation of non-financial assets amounted to Skr 30.2 million in 2007, as compared to Skr 30.4 million in 2006.

Other operating expenses

2008 versus 2007

Other operating expenses amounted to Skr 0.7 million in 2008, as compared to Skr 0.5 million in 2007. The increase was mainly related to an increase in costs for property tax related to SEK’s office building.

2007 versus 2006

Other operating expenses amounted to Skr 0.5 million in 2007, as compared to Skr 0.6 million in 2006. The decrease was related to decreased costs related to the disposal of fixed assets.

Recovered credit losses

2008 versus 2007

In 2008, an amount of Skr 4.7 million was recovered on an earlier reported credit loss.  No such amounts were recovered in 2007.

2007 versus 2006

SEK did not record any recovered credit losses in either 2007 or 2006.

Impairment of financial assets

2008 versus 2007

Impairment of financial assets amounted to Skr 561.8 million in 2008, as compared to nil in 2007.  Of that amount Skr 388.7 million was related to an exposure to Glitnir Bank, and Skr 135.0 million was related to a Collateralized Debt Obligation (a “CDO”).

SEK’s exposure to Icelandic banks consists of an exposure to Glitnir Bank amounting to the equivalent of approximately Skr 517 million before impairment. No part of this exposure is denominated in Icelandic currency. At the date of this report, there is a lack of information with regard to how the government of Iceland will act with regard to the lenders to Icelandic banks and with regard to the economic position of Glitnir Bank. Due to this lack of information and consequent uncertainty, an impairment charge has been recorded in an amount equal to 75 percent of the outstanding claim, approximately Skr 388.7 million. Furthermore, SEK holds two CDOs (first-priority tranches) with end-exposure to the U.S. mortgage market. The rating of one of these assets was severely downgraded during 2008. Based on the information presently available, the Company assesses that the downgraded CDO, which had a book value before impairment amounting to Skr 384.5 million, will not generate cash flow sufficient to cover the Company’s claim. Consequently, SEK has determined to write down the value of the asset by Skr 135.0 million. See Note 7 to the Consolidated Financial Statements.

SEK has not recorded any impairment related to its exposures to Lehman Brothers. Following Lehman Brothers Holdings Inc.’s request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Company had entered into with three different Lehman Brothers entities by entering into similar contracts with non-Lehman Brothers counterparties.  In accordance with the terms of the original derivative contracts entered into with the Lehman Brothers entities, SEK has prepared Calculation Statements in relation to the amounts owing under such contracts. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

SEK believes that due to set-off claims it has made, the Company will not suffer any material losses relating to bankruptcy of Lehman Brothers, and has therefore not established any related provisions. However, the Company’s set-off claims have not been adjudicated, and no assurance can be given that they will be honored in full. The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk.  In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such a level of creditworthiness as to qualify under SEK policy for the exposures to be held without credit default swap coverage. As a result SEK has not replaced these credit default swaps. The Calculation Statements nonetheless include claims for deemed costs related to replacement of these financial guarantees which have been accounted for as contingent assets.  SEK’s claims against Lehman Brothers entities associated with these financial guarantees total approximately Skr 1.5 billion, which has not been recognized in the financial statements due to the requirement that contingent assets only be recognized when there is virtual certainty of collection.  Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the virtual certainty of collection threshold has not yet been met.  SEK will continue to assess this situation and await the outcome of the Lehman Brothers bankruptcy proceedings.

2007 versus 2006

SEK did not record any impairment of financial assets in either 2007 or 2006.

Operating Profit

2008 versus 2007

Operating profit amounted to Skr 185.2 million in 2008, as compared to Skr 497.0 million in 2007, a decrease of approximately 63 percent.  This decrease resulted from the fact that the increase in net interest revenue in 2008 was more than offset by the significant decline recorded in net results of financial transactions and the impairment of financial assets discussed above.

2007 versus 2006

Operating profit amounted to Skr 497.0 million in 2007, as compared to Skr 383.3 million in 2006, an increase of approximately 30 percent. The increase in net interest revenues and improved net results of financial transactions was sufficient to offset the increase in administrative expenses.

Net profit (after taxes)

2008 versus 2007

Net profit amounted to Skr 143.9 million in 2008 as compared to Skr 345.9 million in 2007 after charges for taxes amounting to Skr 41.3 million in 2008 and Skr 151.1 million in 2007. Net results were positively impacted by a reduction in the corporate tax rate from 28 percent to 26.3 percent, enacted into law  in December 2008, effective as of January 1, 2009.  Net deferred taxes were calculated on the basis of the new, lower tax rate. The impact on net profit for 2008 of the reduced tax rate amounts to Skr 19.3 million. The effective tax rate for 2008 was lower than in 2007 (22.3 percent, as compared to 30.4 percent in 2007) mainly related to the described tax reduction.

2007 versus 2006

Net profit for 2007 was Skr 345.9 million, as compared to Skr 270.5 million in 2006, after charges for taxes amounting to Skr 151.1 million in 2007 and Skr 112.8 million in 2006. The effective tax rate for 2007 was slightly higher in 2007 (30.4 percent, as compared to 29.5 percent in 2006).

g.            Liquidity, Capital Resources and Funding

Liquidity

SEK seeks to maintain a high level of liquid assets and a low funding risk.  During 2008, the aggregate volume of funds borrowed and equity at all times exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity. See also the graph “Development over Time of SEK’s Available Funds” in Note 32 to the Consolidated Financial Statements.

SEK endeavors to take advantage of borrowing opportunities that arise and to pre-fund its credits to the extent possible. Outstanding debt issued by SEK for funding purposes amounted to Skr 312.8 billion at December 31, 2008 (2007: Skr 272.3 billion). The increase of approximately 15 percent between December 31, 2007 and December 31, 2008 reflected an increase in short-term funding as well as foreign currency exchange effects on the outstanding debt, that was, however, partially offset by SEK’s decline in long-term borrowing activities during 2008 due to hardening conditions in the wake of the financial crisis. In the latter half of 2008, with the deepening of the global credit crisis, SEK first became more restrictive in granting credits outside of the Swedish export industry. However, in December, the Swedish government significantly strengthened SEK’s lending capacity through a capital contribution of Skr 3 billion in new equity and a transfer of the shares of the state-owned company Venantius AB. Venantius’ equity amounted to approximately Skr 2.4 billion, as of December 18, 2009. The Swedish parliament has also given a mandate to the government to provide SEK with the possibility to purchase State guarantees on commercial terms for its new borrowing (including issuance of debt securities) up to Skr 450 billion. After these measures in the end of 2008, SEK could somewhat ease its restrictive policy with regard to granting of credits and therefore the short term available liquidity decreased somewhat. SEK believes that it has sufficient liquidity in order to meet the needs of its core borrowers during the expected continuance of the turmoil.

SEK’s policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2008, the value of its interest-bearing securities with maturities of one year or less was Skr 47.8 billion (2007: Skr 54.3 billion). At December 31, 2008, the aggregate of SEK’s credits and interest-bearing securities with maturities of one year or less was lower than its total senior debt with such maturities by Skr 12.0 billion while at December 31, 2007 the aggregate of SEK’s credits and interest-bearing securities with maturities of one year or less was lower than its total senior debt with such maturities by Skr 17.7 billion. See also the diagram “Development over Time of SEK’s Available Funds” in Note 32 to the Consolidated Financial Statements.

Contractual Committments

The following table sets forth as of December 31, 2008 the maturity profile of SEK’s contractual cash obligations.

Contractual Cash Obligations(3)

	At December 31, 2008 Payments Due by Period
(Skr million)	Total	Less Than 1 month	1-3 months	3-12 months	1-3 years	3-5 years	After 5 years
Senior debt	309,467.5	25,516.2	24,841.8	39,625.2	83,732.3	30,885.3	104,866.7
Subordinated debt(1),(2)	3,323.5	0.0	0.0	0.0	0.0	0.0	3,323.5
Other long-term obligations	35.5	0.1	2.1	5.9	10.2	10.8	6.4
Total contractual cash obligations	312,826.5	25,516.3	24,843.9	39,631.1	83,742.5	30,896.1	108,196.6

(1) Maturity, 2015, subject to redemption beginning in 2010 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million).

(2) Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

(3) Excluding derivative contracts that relate to hedged positions. Current fair value of these derivatives can be seen in Note 12 to the Consolidated Financial Statements. Cash payment obligations associated with such derivative financial instruments designated in a hedge relationship are arranged to correspond in timing and inversely in amount with cash flows under settlement of hedged assets and liabilities. Cash flows related to interest payments are not included.

The following table sets forth the maturity profile of credits outstanding as of December 31, 2008

	Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Outstanding	Less Than 1 month	1-3 months	3-12 months	1-3 years	3-5 years	After 5 years
Credits outstanding	158,678.0	660.9	4,537.7	14,213.9	34,545.1	24,120.0	80,600.4

All figures in the table above represent book values. Cash flows related to interest are not included.

The following table sets forth the maturity profile of SEK’s commercial commitments as of December 31, 2008, all of which represented committed but undisbursed credits:

Not disbursed Credit Commitments

	At December 31, 2008 Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Outstanding	Less Than 1 month	1-3 months	3-12 months	1-3 years	3-5 years	After 5 years
Not disbursed Credit Commitments	21,431.0	0.1	146.7	589.9	2,814.8	2,335.2	15,544.3

The table above presents the period in which the undisbursed credits are expected to be finally repaid by the customer. The amount could under certain circumstances be called on demand.

Management’s opinion is that the Company’s liquidity is sufficient for the Company’s present requirements With regard to liabilities with maturity between one and three months, the Company has the intention to refinance these through borrowing on the financial markets. For further information about funding and liquidity risk, see the graph “Development over Time of SEK’s Available Funds” in Note 32 to the Consolidated Financial Statements.

Funding

The Company funds its lending primarily through public and private offerings of debt securities in the international capital and money markets. In many cases, SEK has been willing to provide “tailor-made” structures responding to the needs of particular investors. SEK also maintains a number of borrowing programs that allow it to respond quickly to borrowing opportunities or the need to fund a credit quickly.

SEK was successful with its borrowing in 2008 despite an uneasy and turbulent market. The volume of new long-term borrowing in the year amounted to Skr 86.2 billion (2007: Skr 108.0 billion). This represents a decrease of Skr 21.8 billion compared with the previous year, but was nonetheless a strong performance in view of the turmoil and liquidity crisis in world markets during the year. The maturities for SEK’s new borrowing have been slightly shorter than previous year. The global market situation has resulted in SEK focusing primarily on structured capital market borrowing during the year. The Japanese and U.S. retail bond markets accounted for the bulk of SEK’s new borrowing. SEK has consequently been able to fund itself almost entirely without using the public markets. SEK has also been active in repurchasing its own bonds during the year.

The outstanding volume of debt with original maturities of one year or less increased in 2008. At December 31, 2008, outstanding debt with remaining maturities of one year or less amounted to Skr 89.4 billion, compared with Skr 86.0 billion at December 31, 2007.  The increase in outstanding debt with remaining maturities of one year or less reflects that the maturities for SEK’s new borrowing have been slightly shorter than previous year.

SEK’s credit ratings remained unchanged during 2008. SEK’s long-term debt rating is AA+ from Standard & Poor´s and Aa1 from Moody’s. The maintenance of high ratings is essential to SEK’s funding costs and profitability.

h.          Certain Off-Balance Sheet Arrangements

SEK has not entered into any transactions, agreements or other contractual arrangements with any unconsolidated entities under which it has any obligations arising (1) under a guarantee contract, (2) out of a variable interest in an unconsolidated entity, or (3) under an instrument linked to SEK’s own stock or with regard to any such entity to which it has transferred assets subject to a retained or contingent interest or similar arrangement that serves as credit liquidity or market risk support to such entity.

i.             Trend Information

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

For additional information on the trends affecting SEK and the risks it faces, see the discussions under “Business Volume” above and the “Risk Factors” in Item 3.

ITEM 6            DIRECTORS, SENIOR MANGEMENT AND EMPLOYEES

The Board of Directors is responsible for the management of the Company.

The Company’s Articles of Association currently provide that the Board of Directors shall consist of six to nine directors. The State, as holder of all the Class A shares and Class B shares, elects the directors. The Chairman of the Board of Directors is appointed at the Annual General Meeting. The Board of Directors may appoint a Vice Chairman of the Board of Directors.

The Board of Directors convenes at least six times a year.

The directors of the Board of Directors are elected at the Annual General Meeting to serve for the period until the end of the next Annual General Meeting. The Annual General Meeting is required to be held not later than June 30 of each year. Executive officers are appointed by the Board of Directors to serve for a non-fixed period.

Certain information with respect to the Company’s directors, and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this annual report.

Board of Directors and Executive Officers

Name	Age*	Position

Ulf Berg	57	Chairman of the Board and Director
Christina Liffner	58	Vice Chairman of the Board and Director
Karin Apelman	47	Director
Pirkko Juntti	63	Director
Helena Levander	51	Director
Bo Netz	46	Director
Jan Roxendal	55	Director
Harald Sandberg	58	Director
Risto Silander	51	Director
Eva Walder	57	Director

Peter Yngwe	51	President
Måns Höglund	57	Executive Director, Corporate & Structured Finance
Jane Lundgren Ericsson	43	Executive Director, President, AB SEK Securities
Sirpa Rusanen	44	Executive Director, Human Resources
Susanna Rystedt	44	Executive Director, Chief Administrative Officer
Sven-Olof Söderlund	56	Executive Director, Risk & IT
Per Åkerlind	46	Executive Director, CFO and Head of Capital Markets

* At December 31, 2008

Members of the Board of Directors

Mr. Berg was appointed Chairman of the Board and a director in May 2006. He has been President of the Swedish Trade Council since 2004. Prior to that he served in various executive capacities at Saab Ericsson Space, and Ericsson Microwave System and was President of Ericsson AB from 2002 to 2003. From 2003 to 2004, he ran his own management consulting company. He is director of Volvo Aero.

Mrs. Liffner was appointed a director in June 2003 and Deputy Chairman of the Board in April 2004. She has served in various executive capacities at AssiDomän AB, ABB Atom AB, Asea AB and Surahammars Bruks AB since 1979. She is chairman of the board of Svensk Adressändring AB and the Swedish Endrometriosis Association. She is a director of Sveaskog AB, Länsförsäkringar Bergslagen AB, SJR in Scandinavia AB, Vasakronan AB and Prevas AB.

Mrs. Juntti was appointed a director in May 2005. She has served in various executive capacities at the Board of Sales Taxation (VAT) in Turku, Finland, the Finnish Ministry for Foreign Affairs in Helsinki, Finnish Export Credit Ltd, JP Morgan London and PCA Corporate Finance OY. She is a director and chairman of the Audit Committee of Rautaruukki Oyj  and the Finnish aviation authority, Finavia. Mrs. Juntti resigned from her position as a Director at the Annual General Meeting held on May 6, 2009.

Mrs. Levander was appointed a director in April 2004. She is CEO and Partner of Nordic Investor Services AB. Prior to that she has served in various executive capacities at Neonet AB, Odin Fonder and Nordea Asset Management. She is a director of SBAB, Mandator AB, Geveko AB, Transatlantic AB and Stampen AB.

Mr. Netz was appointed a director in May 2006. He has been a Director at the Ministry of Finance since 1995 and prior to that he served in various executive capacities at The Swedish National Audit Office and the Ministry of Finance. He is a Director of the Swedish Lotteriinspektionen (the authority with overall responsibility for licensing and supervision within the gaming industry).

Mr. Roxendal was appointed a director in 2007. He is Director of VBN Chamber Business Networks AB. He is chairman of the board of directors of Securia Intressenter AB. He is a Director of Vasakronan AB. Prior to that he served as Chief Executive Officer of Intrum Justitia AB. Prior to that he has served as executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services.

Mr. Sandberg was appointed a director in May 2006. He has been a Director at the Ministry for Foreign Affairs since 1994, and from 1998 to 2005 he was Sweden’s Ambassador in Indonesia and South Korea. Mr. Sandberg resigned from his position as a Director at the Annual General Meeting held on May 6, 2009.

Mr. Silander was appointed a director in April 2004. He is a director of East Capital Asset Management AB, Endeavour Funds Ltd., Quesada AB, 11 Real Asset Fund AB, The Trygg Foundation,

Stronghold Invest AB, Varenne AB and BREVAN Howard Ltd. Previously, he served for 20 years in various executive capacities at Alfred Berg, ABN AMRO, UBS, Goldman Sachs, Handelsbanken and Citibank.

Ms. Walder was appointed a director on the Annual General Meeting held on May 6, 2009. She has been a Director at the Ministry for Foreign Affairs since 2009, and from 2006 to 2009 she was Sweden’s Ambassador in Finland. Between 2002 and 2006 she was Director at the Ministry for Foreign Affairs and from 1998 to 2002 she was Sweden’s Ambassador in Singapore. Before that she has worked in various capacities in the Ministry for Foreign Affairs and the Ministry of Defense.

Executive Officers

Mr. Yngwe has been President and Chief Executive Officer (CEO) since April 1997. Prior to that was the Chief Financial Officer of the Company from March 1991. From 1988 until then he served as Treasurer, Treasury and Trading Division of the Company, and prior to that, he served at the Finance Department of the Company in various capacities beginning in 1984.

Mr. Höglund has been Executive Director, Head of Corporate & Structured Finance since January 2002. Prior to that he served as Head of Private Banking Sweden at Nordea beginning in 2000, and before that he served in executive capacities at Unibank Sweden Branch, FöreningsSparbanken/Sparbankernas Bank (Swedbank), Gotabanken, Stockholm, Götabanken, London and Hambros Bank, London.

Mrs. Lundgren Ericsson has been Executive Director since April 2005 and served as President, AB SEK Securities, since 2002. Prior to that she served as SEK´s Head of Legal and Transaction Management, beginning in 1993.

Mrs. Rusanen has been Executive Director, Human Resources since 2005. Prior to that she served as Human Resource Manager at Ericsson, beginning in 1997.

Mrs. Rystedt has been Executive Director and Chief Administrative Officer since March 2009. Prior to that she has served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 and until then she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv, Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Mr. Söderlund has been Executive Director of Risk & IT since January 2007. Prior to that he served as Executive Director, Strategic Analysis and Planning, beginning in December 1999, and, prior to that, he was Executive Director of Risk & Credit Management, beginning in January 1998. He was Controller of the Company from 1988 to 1997.

Mr. Åkerlind has been Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in September 2000. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

Compensation of Directors and Officers.

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2008 was Skr 15.7 million (2007: Skr 19.3 million; 2006: Skr 17.9 million), all of which was in the form of salaries and variable remuneration, in the case of executive officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Company are covered by various national social service programs to which the Company contributes. The Company also maintains a pension plan with an insurance company to which the Company contributed approximately Skr 7.2 million (2007: Skr 7.5 million; 2006: Skr 7.7 million) on behalf of all officers as a group.

The total amount of the pension obligations related to executive officers (including those listed above), charged to results and reported as an allocation, was Skr 13.5 million at December 31, 2008 (2007: Skr 16.1 million; 2006: Skr 16.6 million).

The Chairman of the Board received Skr 0.2 million (2007: Skr 0.2 million; 2006: Skr 0.2 million) and each other director received Skr 0.1 million (2007: Skr 0.1 million; 2006: Skr 0.1 million) in remuneration in 2008. Certain directors received additional compensation for service on Board committees as set forth below.

The President’s remuneration and other benefits in 2008 totaled Skr 4.2 million (2007: Skr 4.0 million; 2006: Skr 3.9 million). The President did not receive any variable compensation. Of the total remuneration to the President, Skr 4.2 million (2007: Skr 4.0 million; 2006: Skr 3.8 million) is qualifying income for pension purposes. The President is entitled to annual pension benefits upon retirement at age 60 equal to 75% of his terminal qualifying income until age 65 after which the annual benefit is reduced. Such commitments are covered by insurance.

Remuneration to other executive officers of the Company in 2008 totaled Skr 10.4 million (2007: Skr 14.3 million; 2006: Skr 13.1 million) of which Skr 0.0 million (2007: Skr 4.2 million; 2006: Skr 1.3 million) represented variable remuneration. SEK’s Board of Directors decided on March 20, 2009, to amend the principles governing remuneration and other benefits granted key officers with retroactive effect financial year 2008. As a result, variable remuneration was not and is no longer paid to executive officers. The variable remuneration paid in 2007 and 2006 related to individual set targets and targets defined in the Company’s business plan (see also the discussion of the supplemental statistical measure in Item 10). Certain key executive officers of the Company (including those listed above) have employment contracts providing, in the event such contract is terminated by the Company, certain compensation during a period of, at the most, two years, subject to deduction for any salary received in new employment. None of the Directors have contracts with the Company providing for benefits upon termination of service.

See also Note 5 to the Consolidated Financial Statements.

Board Practices

Activities and division of responsibility within the Board of Directors

The Chairman of the Board’s responsibilities are regulated by the Swedish Companies Act and the procedural rules of the Board of Directors. The Chairman of the Board monitors board activities and is responsible for other directors receiving the requisite information. Where necessary, the Chairman is directly involved in matters of heightened importance to the Company and represents the Company on issues arising in connection with the shareholder. Aside from appointing the President, the Board of Directors’ primary tasks are to adopt business plans and budgets, approve major investments and significant changes to the Company’s corporate organizational structure and establish company-wide rules and procedures. Additionally, the Board of Directors monitors financial progress, and bears ultimate responsibility for internal control and risk management.

Except in the capacity of a director as such, or in certain cases as an official of the Swedish State or of a company it controls, no director is an affiliate of the Company or its management.

Appointing the Board of Directors and Auditors

As is the case for the Boards of other corporations wholly owned by the Swedish State, certain principles for a structured nomination process apply to the Board of Directors at SEK. The nomination process is handled by the Swedish Ministry for Foreign Affairs. This process is coordinated by the unit for government action within the Ministry of Industry, Employment and Communication. The State is also responsible for appointing the Company’s independent auditors at the Annual General Meeting.

Review of Board activities

The Board of Directors met on 15 occasions in 2008 and held one special strategy seminar. Board activities were conducted pursuant to established procedural rules. These meetings considered annual and interim financial statements, business operations, the business plan for 2009—2011, the budget for 2009, organizational and staffing issues, employment surveys and questions relating to capital structure, return on investment and dividend policy.

The Board’s Credit Committee (which considers credit issues), Finance Committee (which considers financial issues other than credit issues), Remuneration Committee (which considers specific remuneration issues) and Audit Committee (which considers financial reporting issues) held 13, 5, 3 and 7 meetings, respectively, in the financial year 2008.

Committees

The following is a description of the Company’s committees on which members of the Board of Directors participate as committee members.  Each committee acts pursuant to authority delegated from the Board of Directors in accordance with Swedish law and the Company’s Articles of Association.  The Board of Directors reviews the minutes of the meetings of, and the actions taken by, each of such committees.

Credit Committee

This Committee is the Board of Directors’ working committee on issues relating to credits and credit decisions.

The members of this Committee are Christina Liffner (Chairman), Pirkko Juntti, Helena Levander and Harald Sandberg. The President and the Executive Director, Risk & IT serve as regular Committee members from the Company’s executive management. The Board receives minutes from the Credit Committee meetings, which are reviewed at Board Meetings. The Chairman of the Committee receives an annual fee of Skr 45,000 for services in such capacity. Each of the other Committee members, other than the regular members from the Company’s executive management, receive annual fees of Skr 32,000 for such services. No such fees are received by Committee members employed by the Company.

Finance Committee

This Committee is the working and reference committee on issues relating to the Company’s finance operations.

The Finance Committee is authorized to decide on borrowing up to a pre-determined amount of risk capital. The members of this Committee are Risto Silander (Chairman), Karin Apelman, Bo Netz and Jan Roxendal. The President and the Chief Financial Officer serve as regular Committee members from the Company’s executive management. The Board receives minutes from the Finance Committee meetings, which are reviewed at Board Meetings. The Chairman of the Committee receives an annual fee of Skr 36,000 for services in such capacity. Each of the other Committee members appointed by the Board receives annual fees of Skr 26,000 for such services. No such fees are received by Committee members employed by the Company.

Remuneration Committee

This Committee is a working committee for issues regarding remuneration and other terms applying to the Company’s executive management, and for overall policy issues regarding remuneration and employment terms.

The members of this Committee are Ulf Berg (Chairman), Christina Liffner and Harald Sandberg. The President participates in Committee meetings on issues not relating to his own employment terms. The Board receives minutes from the Remuneration Committee meetings, which are reviewed at Board Meetings. No fees are paid to any Committee member for services on this committee.

Audit Committee

Prior to 2008, the Company’s Board of Directors as a whole comprised the Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. At the beginning of 2008, the Board of Directors made a decision to establish a separately designated audit committee, which was established in January 2008. The Board deemed that, in respect of efficiency, it would be beneficial to have a committee that, among other things, dealt with matters relating to the Company´s financial reporting and corporate governance report (including the Board’s internal audit report) in accordance with the Swedish corporate governance code. The Audit Committee also proposes the retention of, and supervises the work of, the Company’s external auditors.  The Board receives minutes from the Audit Committee meetings, which are reviewed at Board Meetings. The members of this Committee are Jan Roxendal (Chairman) and Christina Liffner. The Chairman of the Committee receives an annual fee of Skr 30,000 for services in such capacity. The other Committee member receives an annual fee of Skr 20,000 for such services. The President is entitled to participate in the Committee’s meetings. SEK’s Chief Accounting Officer has reported on the committee’s work and SEK’s general counsel has acted as secretary to the committee.

Employee Relations

During the year, the number of employees averaged 183 (2007: 160; 2006: 151), of whom 78 (2007: 69; 2006: 69) were female and 105 (2007: 91; 2006: 82) were male. The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively few and the administration and documentation of credits is in many cases handled by the banks participating in the transactions. The Company has not experienced any strikes or labor disputes and considers its employee relations to be good.

Members of the Board of Directors, the CEO, and other members in the Executive Committee have no share ownership in the company and no the options granted to them on the Company’s shares. There are no arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Under the Company’s Articles of Association, the shares of the Company are divided into Class A and Class B shares, each class having equal voting rights, except that the holders of the Class A shares elect four directors and the holders of the Class B shares elect two directors.  Since June 30, 2003, the Swedish State has been the sole (100%) owner of SEK. The State owns all of the Class A shares and all of the Class B shares. Under the Articles of Association, holders of shares of the Company have a right of preemption in the event of a transfer of shares of the Company to a person other than an existing holder of shares of the same class in the Company.

The following table sets forth the current share ownership of the Company (and reflects the capital increase and issue of new shares described under “Business Overview” in Item 4):

Shareholder		Ownership %	Number of shares

Kingdom of Sweden	Appr.	64.65%	2,579,394	Class A shares

Kingdom of Sweden	Appr.	35.35%	1,410,606	Class B shares

		100.00%	3,990,000	Shares

Ownership and governance

SEK is owned by the State.  The State exerts its influence at the Company’s general meetings and through representation on the Board of Directors.

The governance of SEK is divided between the shareholder, the Board of Directors and the President, in accordance with the Swedish Companies Act, the Articles of Association, and the Board of Directors’ procedural rules. The Board of Directors appoints the President, who conducts ongoing management in accordance with the Board of Directors’ guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code (the “Code”).

B. Related Party transactions

SEK defines related parties for the Consolidated Group as:

• Shareholder, the Swedish State

• Organizations that are controlled through a common owner, the Swedish State

• Key management personnel

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN – The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 14 percent of the Company’s outstanding loans as of December 31, 2008, were guaranteed by the State. SEK administers, in return for compensation, the State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(c) to the Consolidated Financial Statements and Item 4 above.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations. SEK pays a commercial fee for this guarantee. See Note 3 to the Consolidated Financial Statements.

On December 18, 2008, SEK received an injection of Skr 3 billion in new capital from its owner, the Swedish State. SEK also received from the Swedish State all the shares of Venantius AB, as a part of the state’s program to strengthen SEK’s capacity to finance the Swedish export industry. See Note 31 to the Consolidated Financial Statements. In addition on February 5, 2009, the government decided, via the Swedish National Debt Office, to provide SEK with a loan facility amounting to Skr 100 billion, an action approved by parliament. Furthermore, parliament has authorized the government for SEK to be granted the possibility, on commercial conditions, to buy government guarantees for its new borrowing up to Skr 450 billion.

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

Key management personnel include the following positions:

• The Board of Directors

• The President and CEO

• Other members in the Executive Committee

For information about remuneration and other benefits to key management personnel, see Note 5 to the Consolidated Financial Statements.

See also Note 29 to the Consolidated Financial Statements for further details on related party transactions.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Statements.

See Item 18, “Financial Statements”.

Legal Proceedings

There are no material pending or, to the Company’s knowledge, threatened legal or governmental proceedings to which the Company is or would be a party or to which any of its property is or would be subject.

Dividend Policy

SEK’s dividend policy strives to provide SEK’s shareholder with a competitive long-term return on equity consistent with maintaining capital that is well above the regulatory capital requirements. The Swedish State has stated that SEK will have a restrictive dividend policy.  For additional details, see Note 22 to the Consolidated Financial Statements.

B.             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2008.

ITEM 9                THE OFFER AND LISTING

Nature of Trading Market

The Company’s Class A and Class B shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of the Company’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.  In particular, SEK’s 4% Global Notes due June 15, 2010, are listed on the Luxembourg Stock Exchange, and the Company’s 4.875% Global Notes due September 29, 2011, 4.875% Global Notes due January 19, 2010, 5.125% Global Notes due March 1, 2017, and 4.5% Global Notes due September 27, 2010 are listed on the London Stock Exchange. Other issues of the Company’s Medium Term Notes are traded in the over-the-counter market.

ITEM 10          ADDITIONAL INFORMATION

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Swedish exchange control laws or laws restricting the import or export of capital. No approvals are necessary under Swedish law to enable the Company, at the times and in the manner provided in the Company’s debt securities and the indentures or other instruments pursuant to which such securities have been issued, to acquire and transfer out of Sweden all the amounts necessary to pay in full the principal of and/or interest on such securities, and any additional amounts payable with respect thereto, and no external approval would be required for any prepayment of such securities.

Under Swedish law and the Company’s Articles of Association, there are no limitations on the right of non-resident or foreign owners to hold debt securities issued by the Company.

Memorandum and Articles of Association

Set forth below is a brief summary of certain significant provisions of the Company’s Articles of Association and Swedish law. This description does not purport to be complete and is qualified by reference to the Articles of Association, which are incorporated by reference, as an exhibit to this annual report.

Registration

The Company’s registry number with the Swedish Company Registry (Sw. bolagsregistret) held by the Swedish Companies Registration Office (Sw. Bolagsverket) is 556084-0315.

Purpose

Under Article 2 of the Articles of Association, the Company’s objective is to engage in financing activities in accordance with the Financing Business Act (as from July 1, 2004 superseded by the Banking and Financing Business Act, however without any material effect in this context) and in connection therewith to primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. SEK’s financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) the holding of and conduct of trading in securities.

Certain Powers of Directors

Under the Swedish Companies Act (Sw. Aktiebolagslagen), the Board of Directors is ultimately responsible for the Company’s organization and the management of its affairs.

A resolution of the Board of Directors requires the approval of a majority of the members of the board. However, the Board of Directors may delegate the authority to borrow and lend funds on behalf of the Company to the President or another employee, acting singly or jointly, provided that such financing transaction does not contravene any fundamental policy of the Company and is not otherwise of great significance to the Company. There are no legal requirements applicable to any member of the Board of Directors requiring the ownership of shares in the Company, or requiring retirement at a certain age.

Although the Articles of Association do not address voting by directors on matters in which they are interested, under the Swedish Companies Act, a director may not take part in the board of directors’ deliberations with respect to any of the following:

1.               Agreements between such director and the Company;

2.               Agreements between the Company and third parties, where such director has a material interest in the matter that may conflict with the interests of the Company; or

3.               Agreements between the Company and a legal entity that such director himself, or together with someone else, may represent.

Under the Companies Act, the Company may not lend funds to shareholders or directors.

Under Swedish law, the president and at least half of the board members must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Company’s Articles of Association require one-year terms. A director may, however, serve any number of consecutive terms. Directors elected at the general meeting of the shareholders may be removed from office by a general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Company’s Articles of Association, one director is elected Chairman of the Board by resolution of the Board (unless elected by the shareholders) at the first meeting following its appointment.

Description of the Shares

             The share capital of the Company shall be not less than Skr 1,500 million and not more than Skr 6,000 million. Shares may be issued in two Classes, Class A and Class B, respectively. Class A and Class B shares enjoy the same rights to dividends and rights to surplus in event of liquidation. Holders of Class A and Class B shares have a preferential right to subscribe for new shares of their respective Class in proportion to the number of shares of the same Class held by the shareholder. Further, all shareholders have a preferential right to subscribe for any shares remaining in any Class of shares as a result of one or more shareholders not having exercised their respective preferential right in whole or in part. No shareholder is obliged to make additional capital contributions in the Company solely as a result of it being a shareholder.

Shareholders’ rights may only be changed by a majority (and in certain cases a qualified majority) of the shares represented at a general meeting of the shareholders. However, all resolutions passed at a general meeting of the shareholders are subject to mandatory provisions of Swedish law, for practical purposes primarily the Swedish Companies Act. In particular, there are rules protecting minority shareholders and there is a general principle that all shares and shareholders shall be treated equally. Further, the Articles of Association of the Company may not be amended without the approval of the Swedish Government.

Annual General Meeting

The Annual General Meeting is held once a year within six months after the end of the preceding fiscal year. Notices convening an Annual General Meeting or a General Meeting, at which the meeting shall deal with an amendment of the Articles of Association, shall be issued not earlier than six weeks and not later than four weeks prior to the meeting. Notices convening a General Meeting, in cases other than those set forth in the preceding sentence, shall be issued not earlier than six weeks and not later than two weeks prior to the meeting.  Holders of Class A and Class B shares alternate in electing the Chairman of each Annual General Meeting. Each person entitled to vote at the Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

Swedish law provides that, in matters other than elections, resolutions are passed by a simple majority of the votes cast, except that (among other exceptions):

•                                          a resolution to amend the Articles of Association (except as described in the following paragraphs) requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;

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

Swedish Taxation

The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities that are not considered to be Swedish residents for Swedish tax purposes, if not otherwise stated. The summary is based on the laws of the Kingdom of Sweden as currently in effect and is intended to provide general information only. The summary does not address the rules regarding reporting obligations for, among others, payers of interest. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of debt securities in their particular circumstances.

Holders not resident in Sweden

Payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to the holder of any debt security should not be subject to Swedish income tax, provided that such a holder is not resident in Sweden for Swedish tax purposes and provided that such a holder does not have a permanent establishment in Sweden to which the debt securities are effectively connected.

However and somewhat simplified, provided that the value or the return of the debt securities is related to securities taxed as shares, private individuals who have been residents of Sweden or have had a habitual abode in Sweden at any time during the calendar year of disposal or redemption or the ten calendar years preceding the year of disposal or redemption, are liable to capital gains taxation in Sweden upon disposal or redemption of such debt securities. In a number of cases though, the applicability of this rule is limited by the applicable tax treaty for the avoidance of double taxation.

Swedish withholding tax, or Swedish tax deduction, is not imposed on payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to a holder, except for certain payments of interest to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes.

Holders resident in Sweden

Generally, for Swedish corporations and private individuals (and estates of deceased individuals) with residence in Sweden for Swedish tax purposes, all capital income (e.g., income that is considered to be interest for Swedish tax purposes and capital gains on debt securities) will be taxable. Specific tax consequences, however, may be applicable to certain categories of corporations, e.g., life insurance companies. Further, specific tax consequences may be applicable if, and to the extent, the holder of debt securities realizes a capital loss on the debt securities and to any currency exchange gains or losses.

If amounts that are considered to be interest for Swedish tax purposes are paid by a legal entity domiciled in Sweden, including a Swedish branch, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by the legal entity on such payments.

Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as “Kärnresultatet” ( or “Core Earnings”), and which we refer to herein as our “Adjusted Operating Profit.”  Adjusted Operating Profit is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

SEK’s management considers – and SEK believes that its sole shareholder, the Kingdom of Sweden, considers – Adjusted Operating Profit to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Because Adjusted Operating Profit ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes.  Adjusted Operating Profit is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our Adjusted Operating Profit only marginally.  Adjusted Operating Profit is the primary basis for calculating the amount of variable remuneration payable under the Company’s employee-incentive programs to all of our permanent employees except for a small number of employees working in our advisory services business and our chief executive officer and chief accounting officer.  In the year ended December 31, 2008, Adjusted Operating Profit was the primary basis for calculating the amount of variable remuneration payable to 170 employees.

While strongly cautioning that Adjusted Operating Profit should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure (which is operating profit), SEK believes that it is important to disclose its Adjusted Operating Profit in its reports filed with the SEC so as to communicate equivalent information to all of the Company’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business.  Please note, however, that SEK’s management generally considers the Company’s operating profit calculated in accordance with IFRS, alongside its Adjusted Operating Profit, in making important business decisions.

Adjusted Operating Profit amounted to Skr 833.9 million in the year ended December 31, 2008, a increase of approximately 56 percent, as compared to the year ended December 31, 2007 (when Adjusted Operating Profit amounted to Skr 535.0 million). The increase in Adjusted Operating Profit resulted primarily from net interest earnings due to lower funding costs during 2008.

Below is a reconciliation showing the differences between our operating profit calculated in accordance with IFRS and our Adjusted Operating Profit.

	For the year ended December 31,
	2008	Restated 2007	Restated 2006
	(Skr million)

Operating profit (IFRS)	185.2	497.0	383.3
Less changes in fair value related to financial asset or liabilities at fair value through profit or loss	-241.3	-4,858.2	-1,985.7
Less changes in fair value related to available for sale securities	-133.3	127.5	86.8
Less changes in fair value related to loans and receivables	-1,594.5	141.4	673.7

Less changes in fair value related to other financial liabilities	2,617.8	4,627.3	1,380.9

Net change – reported as part of “net results of financial transactions” – see Note 4 to the Consolidated Financial Statements	648.7	38.0	155.7

Adjusted Operating Profit	833.9	535.0	539.0

Changes in fair value of financial assets available for sale and loans and receivables have been accounted for through profit and loss when such asset is subject to fair value hedging in terms of changes in fair value related to the hedged risk. See Note 11 to the Consolidated Financial Statements for information on the portion of those assets that are subject to fair value hedging.

There are significant limitations associated with the use of Adjusted Operating Profit as compared with operating profit in gauging the performance of our business, including the limitations inherent in our determination of which fair-value changes are excluded from our operating profit to derive our Adjusted Operating Profit. SEK’s management makes these determinations using established systems and processes and on the basis of the best information available at the time of determination.

Adjusted Operating Profit represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and related derivatives. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting Adjusted Operating Profit is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis.  As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes).  Under IFRS, a derivative is always required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost.  There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities.  Therefore, we believe that Adjusted Operating Profit is a useful alternative statistical measure, in part, because it helps us understand our business results under a constant valuation methodology for derivatives and the underlying assets and liabilities they hedge.

The reason why we exclude the changes in the fair values of our financial assets other than held-for-trading assets in calculating our Adjusted Operating Profit is that we have the ability and absolute intention to hold them to maturity, and thus believe it is useful to present a supplemental statistical measure that does not “mark to market” such assets.  The reason why we exclude the changes in the fair values of financial liabilities from Adjusted Operating Profit is that we believe it is useful to present a measure that does not include adjustments in the value of such liabilities related to our own credit spread (under IFRS, a credit deterioration at SEK may produce an unrealized gain).

Adjusted Operating Profit is a non-IFRS statistical measure and should not be relied upon for any purpose by investors or considered to constitute a substitute or replacement for any IFRS financial measure, including our operating profit.

Material Contracts

The Company is a party to certain material contracts, as defined in the Instructions to Item 10c of Form 20-F.  Such contracts are either filed with this annual report or incorporated by reference herein. Please see Item 19 herein.

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

ITEM 11          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

All information about Quantitative and Qualitative Disclosures About Market Risks is included in Note 32 to the Consolidated Financial Statements.

ITEM 12          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, chief financial officer, and chief accounting officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2008.  The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer, chief financial officer and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, the chief executive officer, chief financial officer, and chief accounting officer concluded that, due solely to the material weakness in the Company’s internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting below, the Company’s disclosure controls and procedures were not effective as of December 31, 2008 to give reasonable assurance in alerting them in a timely fashion to material information relating to the Company and required to be included in the reports filed by the Company under the Exchange Act.

Management’s Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. This management report is not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company (as a foreign private issuer that is not an accelerated filer) to provide only management’s report on internal control in this annual report (see Exchange Act Release 34-58028).

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

Management conducted an evaluation of the effectiveness, as of December 31, 2008, of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our subsidiary, Venantius AB (“Venantius”) was not covered by this evaluation because it was acquired by us on December 18, 2008, and it was not possible for management to conduct an assessment of Venantius’ internal control over financial reporting in the period between the acquisition date and the date of management’s evaluation of the Company’s internal controls.  Venantius represented total assets and net income of less than 1 percent and 5 percent, respectively, out of the Company’s consolidated total assets and net income of Skr 370,014.2 million and Skr 143.9 million, respectively, as of and for the year ended December 31, 2008.

Due to the fact that management identified a material weakness in the Company’s internal control over financial reporting in the context of the aforementioned evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Management has concluded that, as of December 31, 2008, the Company did not maintain effective internal control over the valuation of certain assets and liabilities recorded at fair value. When financial instruments are carried at fair value, their fair value is generally calculated through the use of market quotations, pricing models and discounted cash flow models. The Company’s particular internal processes for assessing the fair value of financial instruments and derivatives through these methods, in both the initial valuation process and the financial statement close process, proved to be deficient.

In particular, the Company experienced technical difficulties in correctly valuing hedged transactions in cases in which the hedged instrument had been replaced by a new instrument.  Since such replacements take place rarely and on an irregular basis, the Company had not developed sufficiently robust accounting processes to handle them properly.  As a result, in respect of a replacement that took place in 2003, an incorrect assumption that the hedged and hedging items were exactly matched with regards to cash flows was made when calculating the opening balance in accordance with IFRS at January 1, 2006, when there was in actuality a difference in cash flows.  This difference was not captured in the valuation process.  Furthermore, the Company has had difficulties in capturing and correctly measuring credit spreads in transactions for which such spreads should be presented through the income statement.  This has been due partly to system weaknesses in the calculation process, which have forced the Company to create manual routines and procedures to correctly capture market data. There have also been weaknesses in the independent controls of market data used in such calculations, with controls not having been carried out with sufficient prudence in certain cases.  As credit spreads have been more volatile due to the recent market turbulence, the lack of such more granular controls resulted in the Company not properly capturing such changes in credit spreads in a timely manner in certain cases.

The need to correct the errors which occurred as a consequence of these control deficiencies resulted in the restatement, by means of this annual report, of the Company’s consolidated IFRS financial statements as of December 31, 2007, and for the years ended December 31, 2007 and 2006, as described in detail in Note 34 to the Consolidated Financial Statements.

The aforementioned control deficiencies resulted in a reasonable possibility that a material misstatement of the Company’s consolidated financial statements would not be prevented or detected.  Accordingly, management has determined that this condition constituted a material weakness.  Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2008 based on the criteria set forth in the Internal Control — Integrated Framework, referred to above.

As of the end of the period covered by this annual report, the Company had not remediated the material weakness in the Company’s internal control over financial reporting described above.  However,

since December 31, 2008, the Company has taken the following remedial actions, which management believes have addressed the material weakness:

•                  The chief executive officer has established, and now chairs, an internal control committee that has been asked to monitor and assess both the design and the operating effectiveness of processes related to internal control over financial reporting.

•                  The internal control committee has designed and carried out a comprehensive review and redesign of all key controls over financial reporting in both the valuation process and the financial statement close process.

•                  The redesign has resulted in a number of improvements, including more clearly expressed instructions, updated workflow patterns and improved methods for assessing fair values based on quality-assured market data and improved pricing models.

•                  Related policies and procedures have been documented and significantly augmented.

•                  A perceived shortage of sufficient personnel in this area has been addressed by hiring, on a short-term basis, external consultants with relevant experience and by starting the recruitment process for employing permanent personnel with sufficient experience. In addition, action has been taken to reduce perceived over-dependency on certain key individuals.

Furthermore, the following actions are expected to be implemented during the remainder of 2009, so as to further strengthen the Company’s internal control over financial reporting:

•                  The Company expects to take medium-term remedial steps to ensure improved quality of its internal business processes, such as increasing the degree of automation in accounting for market values in the general ledger.

•                  Documentation for related policies and procedures is expected to be further enhanced.

•                  Additional personnel are expected to be recruited and trained in order to further reduce perceived over-dependency on certain key individuals.

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company’s chief executive officer, chief financial officer, and chief accounting officer, changes in Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act).  In connection with such evaluation, the Company has determined that there have been changes in internal control over financial reporting during the first quarter of 2009 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  As described in detail in Management’s Report on Internal Control over Financial Reporting, in the first quarter 2009, the Company identified a material weakness in internal control over financial reporting relating to the Company’s valuation of certain assets and liabilities recorded at fair value in both the initial valuation process and the financial statement close process that existed as of December 31, 2008 and began to implement a series of remedial measures designed to enhance such control.

Other than the changes identified above, there have been no changes to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM  16A.        AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Company’s board of directors was established for the first time in January 2008. This committee, whose members are Jan Roxendal (Chairman) and Christina Liffner has a mandate to, among other things, supervise the Company’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the Committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

The Company has not found it necessary to designate an audit committee financial expert because the Company is under the supervision of the Swedish Financial Supervisory Authority. Accordingly, the Company believes that there is the opportunity for meaningful independent review of its financial statements by qualified experts (at the Swedish Financial Supervisory Authority), in addition to the independent review performed by the Company’s external auditor.

ITEM 16B.         CODE OF ETHICS

The Company has in place ethical guidelines that apply to all employees including all executive officers. The guidelines are consistent with, and also in some aspects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

•                  honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest  between personal and professional relationships; and

•                  compliance with applicable governmental  laws, rules and regulations.

Although these ethical guidelines do not meet the definition of “code of ethics” in the regulations adopted pursuant to the Sarbanes-Oxley Act of 2002, primarily because they do not specifically address matters relating to the Company’s disclosure in reports and documents filed with the SEC and in other public communications, the Company believes that its ethical guidelines are sufficient to regulate the conduct of SEK’s executive officers, including its principal executive officer, its principal financial officer and its principal accounting officer.  The guidelines have also been specifically designed to comply with relevant Swedish regulations and guidelines (including the Swedish Governance Code), which is why the Company has not attempted to alter them to comply with the Sarbanes-Oxley Act of 2002.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2008 and 2007, the fees paid to the Company’s independent auditors, Ernst & Young (E&Y) for 2008, and KPMG for 2008 and 2007.

		2008		2007
(Skr million)	KPMG	E&Y	Total	KPMG
Audit fee	2.7	8.8	11.5	6.8
Audit-related fee	1.8	—	1.8	—
Tax fee	0.2	0.1	0.3	0.1
All other fees	0.9	0.5	1.4	0.7
Total	5.6	9.4	15.0	7.6

In the table above, “Audit fee” comprises the aggregate fees in relation with the audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of debt. “Audit-related fee” comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. “Tax fee” comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. “All other fees” comprises fees mainly related to consultation and assistance provided in connection with the Company’s continuing application of International Financial Reporting Standards.

ITEM 16D.         EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As described in further detail in Item 6 “Directors, Senior Management and Employees,” prior to 2008, the Board of Directors as a whole comprised the Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934.  In January 2008, the Board of Directors established a separate Audit Committee, with two directors as members. See Item 6 “Directors, Senior Management and Employees — Audit Committee. Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State.  The Swedish State is an affiliate (sole shareholder) of the Company.  However, no member of the Board of Directors is an executive officer of the Company.  Thus, although no member of the Board of Directors or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1)(ii) (B) under the Securities Exchange Act of 1934, the Company relies, as to each member of the Board of Directors and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E).  The Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Company’s Board of Directors, in its role as audit committee, or will affect the ability of the Audit Committee, to act independently and to satisfy its duties.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

As a result of the listing of certain of its debt securities on NYSE ARCA, SEK is subject to Rule 10A-3 under the Exchange Act.  Rule 10A-3, with which SEK complies fully, sets out certain requirements with respect to the independence of audit committee members and with respect to audit committees’ duties, powers and responsibilities.  Rule 10A-3 contains certain exemptions for foreign issuers, however, and SEK avails itself of certain of these exemptions.  In particular:  (i) as noted in Item 16D above, it relies on Section (b)(1)(iv)(E) of the Rule (applicable to audit committee members that are representatives or designees of a foreign government, which all of SEK’s audit committee members are) to satisfy the independence requirement set forth in Section (b)(1)(ii)(B) of the Rule; and (ii) it relies on the “Instructions” accompanying the Rule, which provide that, to the extent that a foreign issuer’s home-country legal requirements conflict with the prescriptions of the Rule concerning the duties, powers or responsibilities of audit committees (i.e., due to the assignment of such duties, powers or responsibilities to another corporate body under local law), it is sufficient to allocate to the audit committee advisory powers, or powers and/or responsibilities concerning the making of proposals to the relevant decision-making body.  Regarding the foregoing, Section (b)(2) of the Rule states that an issuer’s audit committee should be directly responsible for the appointment, compensation, retention and oversight of external auditors.

Under Swedish law, these powers are reserved to the company’s shareholder.  Thus, the charter for SEK’s audit committee gives the committee an advisory role (to the shareholder) with respect to the aforesaid (but does not make the committee directly responsible).

PART III

ITEM 17.         FINANCIAL STATEMENTS

Not applicable.

ITEM 18.            FINANCIAL STATEMENTS

The Company’s consolidated financial statements prepared in accordance with Item 18 of Form 20-F, begin on page F-1 of this annual report.

ITEM 19.            EXHIBITS

Exhibits

1.1	Articles of Association of the Registrant in effect as of the date of this annual report (filed herewith).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company National Association (as successor in interest to the First National Bank of Chicago), as trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (File No.: 001-8382) dated September 30, 1991 and incorporated herein by reference).

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

2.4

Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report on Form 6-K dated October 23, 2008 and incorporated herein by reference).

2.5

Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333- 156118) dated December 15, 2008 and incorporated herein by reference).

2.6

Fiscal Agency Agreement dated June 5, 2008 relating to an unlimited aggregate  principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated June 4, 2007 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.5 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2007 filed by the Company on April 1, 2008 and incorporated herein by reference).

2.8

Fiscal Agency Agreement dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company’s U.S.$10,000,000,000 aggregate principal amount  Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.3 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed by the Company on April 28, 2004 and incorporated herein by reference).

2.9

Deed of Covenant dated August 21, 1997 relating to securities other than Yen-denominated securities to be issued under the Company’s U.S.$10,000,000,000 aggregate principal amount Program for the Continuous Issuance of Debt Instruments in Asia. (Filed as Exhibit 2.4 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed by the Company on April 28, 2004 and incorporated herein by reference).

2.10

Agreement with Commissioned Companies for Bondholders dated October 28, 1997 relating to up to Yen 500,000,000,000 aggregate principal amount of securities of SEK to be issued under the Real Asian MTN Program Yen 500,000,000,000 Samurai MTN Program (English translation). (Filed as Exhibit 2.5 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2003 filed by the Company on April 28, 2004 and incorporated herein by reference).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of Subsidiaries.

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1.a	Consent of the Independent Registered Public Accounting Firm.

15.1.b	Consent of the Independent Registered Public Accounting Firm.

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated balance sheet of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, recognized income and expenses and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008, and the consolidated results of their operations, and their cash flows for the year ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and International Financial Reporting Standards as adopted by the European Union.

Ernst & Young AB

By	/s/ Jan Birgerson
Jan Birgerson
Authorized Public Accountant

Stockholm, Sweden

April 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated balance sheet of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2007 , and the related consolidated statements of income, statements of recognized income and expenses and statements of cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of their operations, recognized income and expenses, and cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 34 to the accompanying consolidated financial statements, the Company has restated their consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, statements of recognized income and expenses and statements of cash flows for each of the years in the two-year period then ended.

KPMG AB

By	/s/Anders Linér
Anders Linér
Authorized Public Accountant

Stockholm, March 27, 2008, except for

Note 34 which is as of April 30, 2009

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED INCOME STATEMENTS

		January- December, 2008	Restated January- December, 2007 (b)	Restated January- December, 2006 (b)
		Consolidated	Consolidated	Consolidated
(Skr mn)	Note	Group	Group	Group
Interest revenues		12,964.1	11,046.8	8,035.0
Interest expenses		-11,420.8	-10,213.7	-7,242.0

Net interest revenues	2	1,543.3	833.1	793.0
Commissions earned	3	34.7	31.6	26.4
Commissions incurred	3	-21.7	-19.1	-26.7
Net results of financial transactions	4	-456.9	-35.6	-126.8
Other operating income		0.1	0.3	1.5
Operating income		1,099.5	810.3	667.4
Administrative expenses	5	-340.3	-282.6	-253.1
Depreciations and amortizations of non-financial assets	6	-21.0	-30.2	-30.4
Other operating expenses		-0.7	-0.5	-0.6
Recovered credit losses	7	4.7	—	—
Impairment of financial assets	7	-557.0	—	—
Operating profit		185.2	497.0	383.3

Taxes	9	-41.3	-151.1	-112.8
Net profit for the year (after taxes)(a)		143.9	345.9	270.5

(a) The entire profit goes to the shareholder of the Parent Company

(b) Restated, see Note 34

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

		December 31, 2008	Restated December 31, 2007 (a)
(Skr mn)	Note	Consolidated Group	Consolidated Group
ASSETS

Cash in hand		0.0	0.0
Treasuries/government bonds	10, 11	1,494.7	1,857.9
Other interest-bearing securities except credits	10, 11	136,551.4	147,849.3
Credits in the form of interest-bearing securities	10, 11	63,609.3	45,983.7
Credits to credit institutions	10, 11, 13	48,399.6	24,812.6
Credits to the public	10, 11, 13	70,440.2	48,702.0
Derivatives	11, 12	38,929.1	20,326.5
Property, plant, equipment and intangible assets	6	136.5	144.0
Other assets	15	4,341.7	2,268.8
Prepaid expenses and accrued revenues	16	6,111.7	5,292.0
Total assets		370,014.2	297,236.8

LIABILITIES AND EQUITY

Borrowing from credit institutions	11, 17	3,310.0	2,064.1
Borrowing from the public	11, 17	185.7	42.7
Senior debt securities issued	11, 17	305,971.8	267,345.6
Derivatives	11, 12	39,414.6	13,224.8
Other liabilities	18	1,548.3	1,910.9
Accrued expenses and prepaid revenues	19	5,443.4	4,761.3
Deferred tax liabilities	8, 20	387.1	430.1
Provisions	20	35.5	9.9
Subordinated debt securities issued	11, 21	3,323.5	2,837.0

Total liabilities		359,619.9	292,626.4

Share capital		3,990.0	990.0
Reserves		31.2	-168.5
Retained earnings		6,229.2	3,443.0
Net profit for the year		143.9	345.9
Total equity	8, 22	10,394.3	4,610.4
Total liabilities and equity		370,014.2	297,236.8

COLLATERAL PROVIDED
Collateral provided		None	None
Interest-bearing securities Subject to lending		425.1	255.1

CONTINGENT LIABILITIES	23	None	None

COMMITMENTS
Committed not disbursed credits	23	21,431.0	22,454.2

(a) Restated, see Note 34.

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

		January-	Restated January-	Restated January-
		December, 2008	December, 2007 (b)	December, 2006 (b)
		Consolidated	Consolidated	Consolidated
(Skr mn)	Note	Group	Group	Group
Net profit for the year		143.9	345.9	270.5
Changes in fair value recognized directly in equity:
for available-for-sale securities		-63.1	-89.3	9.6
for derivatives in cash flow hedges		339.5	-59.6	-107.6
tax effect		-76.7	41.7	27.4
Total changes in fair value recognized directly in equity		199.7	-107.2	-70.6
Total recognized income and expenses for the year (a)	22	343.6	238.7	199.9

Note 22 shows the reconciliation between the opening and closing balance regarding the components of equity.

(a) The entire profit goes to the shareholder of the Parent Company.

(b) Restated, see Note 34.

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Restated (c)	Restated (c)
	2008	2007	2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
CASH FLOWS FROM OPERATING ACTIVITIES

Profit before tax (a)	185.2	497.0	383.3

Adjustments to reconcile net profit to net cash provided by operating activities:
Impairment of financial instruments	557.0	—	—
Depreciations and amortizations	21.0	30.2	30.4
Decrease(+)/increase(-) in derivative instruments	31,058.5	-9,430.6	-25,969.3
Foreign exchange effects	71.3	-35.7	-5.5
Decrease(+)/increase(-) -other	48.6	-90.3	-161.7
Income tax paid	-213.1	-200.6	-169.2
Adjustments for items not included in cash flow:	31,543.3	-9,727.0	-26,275.3

Disbursements of credits	-38,055.2	-36,496.1	-31,844.0
Repayments of credits	9,594.9	18,833.9	14,683.5
Net increase(-)/decrease(+) in bonds and securities held	30,056.5	-26,658.7	-13,621.2
Other changes - net	-2,230.6	-242.8	482.5
NET CASH USED IN(-)/PROVIDED BY(+) OPERATING ACTIVITIES	31,094.1	-53,793.7	-56,191.2

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures	-13.5	-5.7	-6.9
Acquisition of Venantius (d)	577.1	—	—
NET CASH USED IN(-)/PROVIDED BY(+) INVESTING ACTIVITIES	563.6	-5.7	-6.9

CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease (-)/increase (+) in originally short-term debt	-32,324.2	12,031.0	17,029.4
Proceeds from issuance of long-term senior debt	86,136.2	107,970.2	61,277.9
Repayments of long-term debt	-71,513.4	-60,179.5	-20,660.0
Dividend paid	—	—	—
Own long-term debt repurchased, net change	-3,396.7	94.4	192.7
New share issue	3,000.0	—	—
NET CASH USED IN(-)/PROVIDED BY(+) FINANCING ACTIVITIES	-18,098.1	59,916.1	57,840.0

Net decrease(-)/increase(+) in cash and cash equivalents	13,472.8	6,158.8	1,646.1
Exchange rate difference in cash and cash equivalents	86.8	-42.1	-4.2
Cash and cash equivalents at beginning of year	10,211.5	4,094.8	2,452.9
Cash and cash equivalents at end of year (b)	23,771.1	10,211.5	4,094.8

Comments on the cash flow statements:

(a) Interest payments received and expenses paid:

		Restated (c)	Restated (c)
	2008	2007	2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Interest payments received	12,150.6	9,964.2	7,833.4
Interest expenses paid	10,756.9	9,278.7	7,280.8

(b) Cash and cash equivalents:

		Restated (c)	Restated (c)
	December 31, 2008	December 31, 2007	December 31, 2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Cash at banks	1,965.6	188.9	201.5
Cash equivalents	21,805.5	10,022.6	3,893.3
	23,771.1	10,211.5	4,094.8

Cash at banks represents amounts that immediately can be converted into cash. Cash equivalents represents short term, liquid instruments where the amount is known in advance. Cash and cash equivalents is included in the the balance sheet in Credits to credit institutions.

(c) Restated, see Note 34.

(d) See Note 30 regarding the acquisition of Venantius.

The accompanying notes are an integral part of these statements.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (the Parent Company) is a company domiciled in Sweden. The address of the Company’s registered office is Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm. The consolidated financial statements of SEK as of December 31,  2008 comprise SEK and its wholly-owned subsidiaries AB Sektionen, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the Subsidiaries). These are together referred to as SEK, the Consolidated Group or the Group.

AB Sektionen’s main property, plant and equipment is its building, serving as SEK’s headquarters, and AB Sektionen does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Financial Advisors AB’s and SEK Customer Finance AB’s objective is to engage in advisory services. Venantius AB is engaged in financing activities, though not any such activities that require the supervision of the Swedish Financial Supervisory Authority.  SEK Financial Services AB and SEK Exportlånet AB are inactive companies.

BASIS OF PRESENTATION

(i) Statement of compliance

As of January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS). These consolidated financial statement have been prepared in compliance with IFRS as issued by International Accounting Standard Board (IASB). The IFRS-standards SEK are applying are all endorsed by the European Union (EU). Additional requirements in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RFR 1.1- Supplementary - Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) as well as the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2006:16) have been applied.

The disclosures required in the standards, regulations or in legislation have been included in the notes or in other parts of these consolidated financial statements.

The consolidated financial statements were approved for issuance by the Board of Directors on April 30, 2009, and are subject to adoptions at SEK´s Annual General Meeting on May 6, 2009.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following;

• derivative financial instruments are measured at fair value,

• financial instruments at fair value through profit and loss are measured at fair value,

• available-for-sale financial assets are measured at fair value, and

• hedged items in fair value hedges, otherwise recorded at amortized cost, are adjusted for changes in fair values with regards to the hedged risks.

(iii) Functional and presentation currency

SEK has determined that Swedish krona (Skr) is its functional and presentation currency under IFRS. The determination is based on several factors, the important ones being that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses especially related to administrative expenses and taxes is denominated in Swedish kronor. SEK manages its risk exposure with regard to foreign currency exposure in such a way that the exposure between Swedish kronor and other currencies is hedged.

Note 1. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, if not stated otherwise.

RESTATEMENT

The Group’s consolidated IFRS financial statements as of December 31, 2007, and for the years ended December 31, 2007 and 2006, have been restated as discussed in Note 34 to these consolidated financial statements.

CHANGED ACCOUNTING POLICIES

The accounting policies, in all material aspects, are unchanged in comparison with those applied in 2007, with the exceptions stated below.

The Group has introduced the following revised standards from IASB as from 2008: Reclassification of financial instruments (endorsed by EU at October 15, 2008), that covered amendments to IAS 39: Financial Instruments: Recognition and Measurement and IFRS 7: Financial Instruments: Disclosures.

The revised standards permit certain non-derivative financial instruments to be reclassified from one accounting category to another under specific circumstances. Financial assets in the category financial assets at fair value through profit and loss could be reclassified to loans and receivables (at amortized cost), with the exceptions of derivatives and assets that were designated at initial recognition in the category fair value through profit and loss. The amendment also allows a company to reclassify a financial asset from the category financial assets available for sale to loans and receivables if the assets would meet the definition of loans and receivables (unless the financial asset had been designated as a financial asset available for sale), and if the company has the intention and the ability to hold the financial asset for the foreseeable future.

SEK has reclassified certain assets to the category loans and receivables from the categories trading portfolio (as of July 1 2008) and assets available for sale (as of October 1 2008), since those assets have been illiquid due to the extraordinary market conditions, and the Company has determined that it will be able to hold the assets to maturity, there being therefore no need for impairment. All of the securities previously classified as being held for trading are no longer held with the intention to sell them during the foreseeable future. The outstanding amount of such assets reclassified from the trading portfolio, all of which have a maturity not later than 2012, as of December 31, 2008 amounted to Skr 7.5 billion. The impact on the result of such reclassification for the six-month period ending December 31, 2008, was to avoid negative earnings effects of Skr 27.8 million before tax. The outstanding amount previously included in the category available-for sale assets but reclassified to loans and receivables was, as of December 31, 2008, Skr 13.0 billion, all of which with a maturity not later than 2017. The effect of such reclassification for the three-month period ending December 31, 2008, was to avoid a negative value change in equity amounting to Skr 321.1 million before tax. See Note 11 for further information on effects of the reclassifications.

GOING CONCERN

SEK´s board of directors and management has made an assessment of SEK´s ability to continue as a going concern and is satisfied that SEK has the resources to continue in business for the foreseeable future. Furthermore, the board of directors and management are not aware of any material uncertainties that may cast significant doubt upon SEK´s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

(a) Basis of consolidation

(b) Segment reporting

(c) Recognition of operating income and expenses

(d) Foreign currency transactions

(e) Financial instruments

(f) Tangible assets

(g) Intangible assets

(h) Employee benefit

(i) Untaxed reserves

(j) Equity

(k) Income tax

(l) Critical accounting policies and estimates

(m) New standards and interpretations not yet adopted

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Business combinations are accounted for in accordance with the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

At the acquisition date, the assets and liabilities in the acquired company are recognized at fair value.  The difference between the acquisition value of the shares in the subsidiary and the fair value of the net assets in the subsidiary is recorded as goodwill.  The fair value of assets and liabilities in the acquired company is determined by management and in doing so considered in part an independent valuation. In cases where the shares have been acquired without any exchange of cash remuneration, the fair value of the shares in the acquired company are also prepared by management and in doing so considered in part an independent valuation.

Goodwill is not depreciated, but is subject to impairment testing on an annual or more frequent basis.

(b) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. The Group’s primary format for segments is the business segment.

(c) Recognition of operating income and expense

(i) Net interest revenues

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest revenues. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments which are reported on a net basis. Interest revenues and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest revenue or interest expense that is a reasonable approximation of using the effective interest rate method as basis for the calculation.

The State-supported system (“S-system”). SEK administers, for compensation, the Swedish state’s export credit support system, and the state’s tied aid credit program (the “S-system”). Pursuant to agreements between SEK and the state, the state reimburses all interest differentials, financing costs and net foreign exchange losses under the S-system while any credits or borrowings remain outstanding. These settlements are every three months in arrears. For the Balance Sheets, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group. Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK`s. SEK’s net compensation from administrating the “S-system” is recognized as interest revenues in the income statement.

(ii) Net fee and commission income

Net fee and commission income are presented as commissions earned or commissions incurred. The recognition of commission income depends on the purpose for which the fee is received. Fees are either recognized as revenue when service are provided or amortized over the period of a specific business transaction. Commissions incurred are transaction based and recognized in the period when the services are received.

(iii) Net result of financial transactions

Net results of financial transactions includes realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the balance sheet, except for such financial  instruments when the fair value changes are recorded directly in equity. Gains and losses comprises mainly gains and losses related to currency exchange effects, interest rate changes and changes in the fair value of financial instruments related to changes in creditworthiness of the counterparty of the financial contract. The item also includes market value changes attributable to hedged risk in fair value hedges.

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

(e) Financial instruments

(i) Recognition and derecognition in the balance sheet

Recognition in and derecognition from the balance sheet is based on the trade date for securities bought, as well as securities issued and derivatives. All other financial instruments are recognized and derecognized on the settlement date. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid is recognized in profit and loss as one component of net results of financial transactions.

(ii) Repurchase agreements and securities lending

Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. Securities/assets sold subject to repurchase agreements and securities/assets lent to other parties are reported under the heading collateral provided. Cash received from the counterparties is recognized on the balance sheet as borrowing. Cash advanced to the counterparties is recognized on the balance sheet as “Credit to credit institutions” or “Credit to the public”.

(iii) Offsetting

Financial assets and liabilities are set off and the net amount presented in the balance sheet when the Group has a legal right to set off the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Measurement on initial recognition

When financial instruments are recognized initially, they are measured at fair value, plus, in the case of a financial asset or financial liability not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

(v) Financial instruments and subsequent measurement

Financial assets are categorized into three categories for valuation: loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale.

Loans and receivables. With regard to financial assets, the category loans and receivables constitutes a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Transactions in the category loans and receivables are measured at amortized cost, using the effective interest rate method. In cases where one or more derivatives is hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables, cash flow hedge accounting is applied.

SEK, in its ordinary course of business, acquires leasing objects which are classified as financial leasing objects (as opposed to operational leasing objects). When making such classification all aspects regarding the leasing contract, including third party guarantees, are taken into account. Financial leasing objects are reported as receivables from the lessee in the category loans and receivables. The lease payment is recorded as repayment of principal and interest income.

Committed undisbursed credits are reported as contingent liabilities. In certain cases, SEK sometimes utilizes financial guarantees to reduce counterparty exposures for certain assets. Such guarantees are reported at amortized cost.

Financial assets at fair value through profit and loss. For 2007 and previous years, there were two main subcategories in the category financial assets at fair value through profit and loss: financial assets designated upon initial recognition at fair value through profit and loss; and assets held for trading. As noted in “Changed Accounting Policies” above, SEK has reclassified certain financial assets at fair value through profit and loss (as of October 1, 2008) and all of the assets in the trading portfolio (as of July 1, 2008). In the case where two or more derivatives are hedging both interest rate and credit exposures, such transactions are sometimes classified irrevocably as financial assets at fair value through profit and loss. Furthermore, securities held for trading were included in this category. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except when they are subject to hedge accounting.

Financial assets available for sale. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. This category is used for securities quoted on an active market that would otherwise be classified in the category loans and receivables.

Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit and loss and other financial liabilities.

Financial liabilities at fair value through profit and loss. There are two main subcategories in the category financial liabilities at fair value through profit and loss: financial liabilities designated upon initial recognition at fair value through profit and loss; and liabilities held for trading. Senior securities issued are irrevocably classified as financial liabilities at fair value through profit and loss in the case where the security issued contains an embedded derivative that otherwise would be bifurcated and accounted for separately. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except when they are subject to hedge accounting.

Other financial liabilities. All senior securities issued other than those classified as financial liabilities at fair value through profit and loss are classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized cost, using the effective interest rate method. In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is undertaken for the time period which corresponds to the time to maturity of the derivative.

Derivatives. In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except when they are subject to hedge accounting. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit and loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative which economically hedges the risks in these instruments is valued at fair value through profit and loss. Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classifies a credit default swap as a financial guarantee, SEK always owns the referenced debt and the potential amount of the guarantee is limited to the actual loss that would be incurred by SEK related to its holding of the referenced debt.

Embedded Derivatives In Its normal course of business, SEK issues or acquires financial assets or liabilities that often contain embedded derivatives. In cases where financial assets or financial liabilities contain embedded derivatives it is the Company’s policy to use the fair value option at recognition of these financial assets or financial liabilities rather than separately bifurcate and fair value the embedded derivative.

Reacquired debt. SEK from time to time reacquires its debt instruments and related derivatives. The book value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments are accounted for in the income statement as one component of net results of financial transactions.

(vi) Hedge accounting

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation, SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied. Fair value hedge accounting has been applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk. When applying fair value hedge accounting the amortized cost of the underlying hedged item is adjusted to reflect the change in fair value attributable to the exposures that have been hedged. The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit and loss. One main difference between those two alternatives is that the latter values he hedged item to its full fair value, while when applying fair value hedge accounting the underlying hedged asset or liability is valued at fair value only for the components which the derivative is hedging. In some instances, cash flow hedge accounting is applied in SEK’s accounting. When applying cash flow hedge accounting, both hedged and hedging items are measured at amortized costs through profit and loss while fair value changes in the derivative are measured directly in equity until the hedged cash-flow is recognized in the income statement. The change in fair value of the hedging instrument is then recognized in the income statement as well.

In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

1. The risk of changes in the overall fair value of the entire hedged item;

2. The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk);

3. The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk); and

4. The risk of changes in its fair value attributable to changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit quality at inception of the hedge (referred to as credit risk).

The following two strategies are currently used by SEK to hedge changes in fair value:

A. Hedge of changes in fair value due to interest rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap, swapping fixed to floating interest rates.

B. Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross currency interest rate swap, going from fixed interest rate in one currency to floating interest rate in another currency.

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

(vii) Determination of fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm’s length exchange motivated by normal business considerations. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis, and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from any observable current market transactions in the same instruments or based on any available observable market data. A major part of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available.

For all asset and liability classes of financial instruments, fair value is established by using internally established valuation models, externally established valuation models, quotations furnished by external parties and dealers in such instruments or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. For certain senior securities issued that are, classified as financial liabilities designated upon initial recognition at fair value through profit or loss, a valuation assumption has been made. Although SEK’s credit rating has not changed during the year, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly and observable and non-observable  market parameters.   Such assumption is evaluated and reconsidered on a quarterly basis.

(viii) Impairment of financial assets

SEK monitors loans and receivables and other assets held for impairment as described in Note 32. Loans on an individual loan level are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses. Provisions for incurred impairment losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral will probably fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit and loss. If and when a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized directly in equity is removed from equity and recognized in profit and loss even though the financial asset has not been derecognized in the balance sheet. The Company has determined, based on the consideration that all determinations are made on an individual basis for each asset, that there is no need of a general reserve concerning uncertain claims.

(f) Tangible assets

Items of property are measured at cost less accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Office equipment, buildings and equipment relating to the building are depreciated on a straight-line method over an estimated useful life. Land is not depreciated. The average useful life for buildings is approximately 67 years, for certain building equipment 10 years and for other property and equipment 5 years. The average useful life, depreciation methods and book value are evaluated and reconsidered on a yearly basis.

(g) Intangible assets

Intangible assets comprise the capitalized portion of investments in SEK´s IT-system, which includes expenses considered to relate to the intangible asset, such as consulting fees and expenses for Company personnel developing such an intangible asset. Intangible assets are depreciated on a straight-line method over an estimated useful life from the date the asset is available for use. The average useful life for intangible assets is approximately 5 years. The average useful life is evaluated and reconsidered on a yearly basis.

(h) Employee benefits

The companies in the Consolidated Group participate in different defined benefit multiemployer plans covering all employees. All contributions paid or payable to the plans have been expensed. Defined benefit accounting is also applied for arrangements with multiemployer plans provided sufficient information is made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. If sufficient information is not available the multiemployer plans are accounted for as defined contribution plans. For multiemployer plans representing approximately 95 percent of the employees the administering insurance companies are not able to provide sufficient information for defined benefit accounting. If underlying assumptions in the plan would change, future costs for the plan could change accordingly. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. Certain pension liabilities to former employees are carried in the balance sheet at the actuarially calculated present value of the obligation.

(i) Untaxed reserves

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

(j) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges. Retained earnings include legal reserves and the after-tax portion of untaxed reserves.

(k) Income tax

Income tax on the profit and loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual group companies and deferred taxes on taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 26.3 percent at December 31, 2008, and 28.0 percent at December 31, 2007, of the taxable temporary difference. Deferred taxes are calculated on all taxable temporary differences regardless of whether the temporary difference is recognized in the income statement or recognized directly in equity. There are no material deferred tax items that have not been recognized.

(l) Critical accounting policies and estimates

When applying the accounting policies management makes judgments and estimates that have significant effect on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the Company believes are fair and reasonable. These estimates and the judgment behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later, to some extent, differ from the estimates and the assumptions made. Please see below for information on items where critical estimates have been made. The Company believes the judgments made related to the following critical accounting policies to be of most significance:

• The functional currency of the Parent Company

• Classifications of securities as quoted on an active market

• The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

• SEK is regarded as an agent with respect to the S-system

• Assessment at acquisition of Venantius.

Furthermore, the Company has identified the following key sources of estimation uncertainty when applying IFRS:

• Provisions for probable credit losses

• Estimates of fair values when quoted market prices are not available

• Valuation of derivatives without observable market prices.

The functional currency

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

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, the Company is making judgments on whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process.

If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available for sale and the after-tax changes in fair value for these securities would affect equity. It is, however, essentially impossible to predict the quantitative impact of any such changes because of the lack of homogeneity of our portfolio of non-quoted securities; the impact would very much depend on which types of securities were so classified, and any process we developed for identifying such types would be inherently speculative.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation technique is for the different financial instruments held by the group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. A major part of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Different pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. However, different pricing models or assumptions could produce different valuation results. If the assumptions underlying those internal models were to change it could result in a material change in the fair value of those assets or liabilities.

If, for example, the assumption regarding the yield of interest-bearing financial assets or liabilities with a fixed interest rate were changed so as to be 0.10 percent higher or lower than the yield actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr 10-30 million and total equity, at such date, by approximately Skr 10-50 million.

Please see more information regarding valuation techniques in Note 11.

SEK is regarded as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment where SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as: (i) SEK does not in substance, even though in it may in form, have the risk and reward of ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish state. If SEK would be regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged.

Assessments at acquisition of Venantius

At the time of the acquisition of Venantius, it was determined that common control existed as the owner, the Swedish state, was the sole shareholder of both the acquired and the acquiring company. Furthermore, it was assessed that the purchase method should be used in accounting for the transaction and that the acquisition cost should be determined based upon a valuation of the shares in the acquired company.

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held, as well as existing guarantees and collaterals, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change it could result in a material change in provisions for probable credit losses.

Credit or impairment losses are recognized as the difference between the carrying value of a loan and the discounted value of our best estimate of future cash repayments. These estimates takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ending December 31, 2008 by Skr 50-60 million and total equity by Skr 30-40 million at that date.

Estimates of fair value when quoted market prices are not available

Classifying a transaction at fair value through profit and loss requires valuing the instrument at its full fair value, including the impact of the credit spread. When quoted market prices are not available for such instruments certain assumptions must be made about the credit spread included in these valuations. If these assumptions were to change it could result in a material change in the fair value of these instruments.

If the assumption with relation to the valuation of assets classified at fair value through profit and loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr 40-60 million and total equity, at such date, by approximately Skr 30-50 million.

If the assumption with relation to the valuation of liabilities classified at fair value through profit and loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr 400-700 million and total equity, at such date, by approximately Skr 300-500 million. These sensitivity analyses show possible effects on fair value from changes in assumptions about credit spreads. However, they can also be viewed as an estimate of potential risk for changed fair values related to a change in market pricing of credit risk for the issuer of the asset or liability.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivates. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models, valuations established by external parties or quotations furnished by dealers in such instruments are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty SEK´s or own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the year, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly and observable and non-observable market parameters.

Please see more information regarding valuation techniques in Note 11.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products where the presence of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models for valuing these instruments at fair value. If these assumptions were to change it could result in a material change in the fair value of these instruments, though, since SEK only enters into market matched hedge relationships (economic or accounting hedge) a potential material effect on profit and loss or equity would only result if there were changes in the credit spreads.

SEK uses swap agreements (primarily) to hedge risk exposure in financial assets and liabilities. SEK enters into the swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex or other agreement where the credit exposure is mitigated on at least a monthly basis. Swaps are measured at fair value by using the market quoted rates where available. If market quotes are not available valuation models are used. For counterparties where SEK has a positive swap portfolio value, SEK uses a model to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and implied market parameters.

Please see more information regarding valuation techniques in Note 11.

(m) New standards and interpretations not yet adopted

IASB permits early adoption of amendments to IAS 27”Consolidated and Separate Financial Statements”, IFRS 3R “ Business Combinations”, IAS 1” Presentation of Financial Statements”, IAS 32” Financial Instruments: Presentation” IAS 39” Financial Instruments: Recognition and Measurement” and the new standard IFRS 8, “Operating Segments”. These amendments are applicable from January 1, 2009, with the exception of IFRS 3, parts of IAS 27 and IAS 39 that are applicable from financial years commencing after July 1, 2009. It is voluntary to apply the amendments for the financial year 2008, and SEK has chosen not to implement in advance any of these amendments in 2008. The Company is currently evaluating whether the adoption of the amendments will have a material impact on the financial reporting, though it has already determined that certain transactions affecting equity will need to be presented in a separate total comprehensive income statement.

Note 2.  Net interest revenues

	2008	2007	2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Interest revenues were related to:
Credits to credit institutions	1,702.9	940.5	472.7
Credits to the public	1,490.1	1,492.7	985.7
Interest-bearing securities	9,435.0	8,408.0	6,126.5
Other items	336.1	205.6	450.1
Total interest revenues	12,964.1	11,046.8	8,035.0
Interest expenses	-11,420.8	-10,213.7	-7,242.0
Net interest revenues	1,543.3	833.1	793.0

Interest revenues were related to:
Financial assets available for sale	391.7	511.2	692.4
Financial assets at fair value through profit or loss	1,175.8	1,137.9	813.1
Loans and receivables	11,396.6	9,397.7	6,529.5
Total interest revenues	12,964.1	11,046.8	8,035.0

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-5,085.3	-3,871.9	-2,713.8
Financial guarantees	-107.7	-94.0	-149.1
Other financial liabilities	-6,227.8	-6,247.8	-4,379.1
Total interest expenses	-11,420.8	-10,213.7	-7,242.0

Net interest revenues	1,543.3	833.1	793.0

In interest revenues Skr 22.4 million (2007: 29.8; 2006: 25.4) represents remuneration from the S-system. See Note 24.

Interest revenues in the Consolidated Group by geographic market is approximately 29 percent (2007: 35; 2006: 24) from Sweden and 71 percent (2007: 65; 2006: 76) from other countries.

Note 3. Commissions earned and commissions incurred

	2008	2007	2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Commissions earned were related to:
Financial consultant commissions	19.1	19.0	18.4
Capital market commissions	14.3	11.9	6.6
Other commissions earned	1.3	0.7	1.4
Total commissions earned	34.7	31.6	26.4

Commissions incurred were related to:
Risk capital guarantee from shareholder	-3.6	-3.6	-3.6
Financial consultant commissions	-1.8	-1.5	-4.2
Other commissions incurred	-16.3	-14.0	-18.9
Total commissions incurred	-21.7	-19.1	-26.7

Commissions earned in the Consolidated Group by geographic market is approximately 30 percent (2007: 60, 2006: 60) from Sweden, 10 percent (2007: 30, 2006: 40) from Europe except Sweden and 60 percent (2007: 10, 2006: 0) from countries outside of Europe.

Commissions incurred in the Consolidated Group by geographic market is approximately 30 percent (2007: 40, 2006: 40) to Sweden, 50 percent (2007: 60, 2006: 60) to Europe except Sweden and approximately 20 percent (2007: 0, 2006: 0) to countries outside of Europe.

Commissions earned from financial assets and liabilities not measured at fair value through profit or loss amounts, for the Consolidated Group to Skr 1.3 million (2007: 0.7, 2006: 1.4).

Commissions incurred from financial assets and liabilities not measured at fair value through profit or loss amounts, for the Consolidated Group to Skr 0.2 million (2007: 0.2, 2006: 0.6).

Note 4. Net result of financial transactions

		Restated	Restated
	2008	2007	2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities(1)	-35.9	-38.4	4.0
Currency exchange effects(2)	140.4	-0.7	-0.2
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	104.5	-39.1	3.8

Realized results of repurchased debt, etc.	87.3	41.5	25.1
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	191.8	2.4	28.9

Changes in fair value related to financial assets, financial liabilities and related derivatives except securities in trading portfolio	-648.7	-38.0	-155.7
Total net results of financial transactions	-456.9	-35.6	-126.8

(1) Reclassification has been made of held-for-trading securities earlier accounted for at fair value to the category loans and receivables.

(2) As the parent company in Lehman Brothers group, Lehman Brothers Holdings Inc., applied for bankruptcy  protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Company had entered into with Lehman Brothers entities. In connection with replacing such derivative contracts, a currency position in Australian dollars versus American dollars arose at the end of September, and the position was not closed until in December. The currency position has caused a realized currency exchange profit during the fourth quarter amounting to Skr 104.7 million.

		Restated	Restated
	2008	2007	2006
	Consolidated	Consolidated	Consolidated
	Group	Group	Group
Changes in fair value related to financial assets, financial liabilities and related derivatives, except securities in trading portfolio, for categories of financial instruments:
Financial assets or liabilities at fair value through profit or loss	241.3	4,858.2	1,985.7
Financial assets available for sale (3)	133.3	-127.5	-86.8
Loans and receivables (3)	1,594.5	-141.4	-673.7
Other financial liabilities	-2,617.8	-4,627.3	-1,380.9
Ineffectiveness recognised in profit or loss that arises from cash flow hedges	0.0	0.0	0.0
Total	-648.7	-38.0	-155.7

of which
Total amount of the change in fair value estimated using valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument recognised in profit or loss during the period	-782.0	89.5	-68.9

Realized results of repurchased debt, etc., for categories of financial instruments
Financial assets or liabilities at fair value through profit or loss	79.9	29.9	18.4
Financial assets available for sale	-11.0	0.1	1.0
Financial guarantees	2.1	8.8	1.5
Other financial liabilities	16.3	2.7	4.2
Total	87.3	41.5	25.1

(3) Changes in fair value of financial assets available for sale and loans and receivables have been accounted for through profit or loss when such asset is subject to fair value hedging in terms of changes in fair value related to the hedged risk. See Note 11 for information on the portion of those assets that are subject to fair value hedging.

In the table above the fair-value changes related to assets available for sale (positive Skr 133.3 million) reflects the fair-value changes reported for such assets in accordance with rules for fair-value hedge accounting which take into account fair-value changes in the risks being hedged, normally interest rate risks. The corresponding positive fair-value change in the related derivatives (used for hedging) is included in the first line-item (in aggregate, positive Skr 241.3 million), which includes all fair-value changes in derivatives and other financial assets and liabilities included in this category.

In the table above, the fair-value changes related to loans and receivables (positive Skr 1,594.5 million) reflects the fair-value changes reported for such assets in accordance with rules for fair-value hedge accounting which take into account fair-value changes in the risks being hedged, normally interest rate risks. The corresponding positive fair-value change in the related derivatives (used for hedging) is included in the first line-item (in aggregate, positive Skr 241.3 million), which includes all fair-value changes in derivatives and other financial assets and liabilities included in this category.

In the table above, the fair-value changes related to other financial liabilities (negative Skr 2,617.8 million) reflects the fair-value changes reported for such liabilities in accordance with rules for fair-value hedge accounting which take into account fair-value changes in the risks being hedged, normally interest rate and currency exchange risks. The corresponding negative fair-value change in the related derivatives (used for hedging) is included in the first line-item (in aggregate, positive Skr 241.3 million), which includes all fair-value changes in derivatives and other financial assets and liabilities included in this category.

Note 5. Administrative expenses

		Restated	Restated
	2008	2007	2006
(Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Administrative expenses were related to:
Personnel expenses

Salaries and remuneration to the Board of Directors and the President	-9.6	-8.0	-7.3
Salaries and remuneration to other employees	-125.7	-111.5	-83.3
Pensions(1)	-36.6	-29.4	-31.2
Social insurance	-42.7	-36.7	-28.4
Other personnel expenses	-13.9	-9.3	-6.9
Total personnel expenses	-228.5	-194.9	-157.1

Other administrative expenses
The company´s real estate and premises(2)	-10.4	-9.3	-8.2
Other expenses	-101.4	-78.4	-87.8
Total other administrative expenses	-111.8	-87.7	-96.0

Total administrative expenses	-340.3	-282.6	-253.1

(1)Of which Skr 2.6 million (2007: 2.3, 2006: 2.6) relates to the President and of which Skr 1.9 million (2007: 1.6, 2006: 2.0) is in excess of what is tax-deductible. Skr 4.6 million (2007: 4.4, 2006: 4.4) pertains to other key officers included in senior management of which Skr 2.1 million (2007: 2.0, 2006: 2.0) is in excess of what is tax-deductible.

(2)SEK is party to agreements whereby it rents additional office space in Stockholm, Helsinki and Singapore. None of these agreements represent obligations for SEK that are material or long-term.

Remuneration and other benefits to Board and Executive Committee (Skr mn)	Fee	Fixed salary and other benefits	Pension fees	Total 2008	Total 2007, excluding pension fees	Total 2006, excluding pension fees

Chairman of the Board of Directors:
Ulf Berg	0.2			0.2	0.2	0.2
Vice Chairman of the Board of Directors:
Christina Liffner	0.2			0.2	0.1	0.1
Other members of the Board of Directors:
Karin Apelman	0.1			0.1	0.1	0.1
Pirkko Juntti	0.1			0.1	0.1	0.1
Helena Levander	0.1			0.1	0.1	0.1
Bo Netz	0.1			0.1	0.1	0.1
Harald Sandberg	0.1			0.1	0.1	0.1
Risto Silander	0.1			0.1	0.1	0.1
Jan Roxendal	0.1			0.1	0.1	n.a
Executive Committe
Peter Yngwe, President and CEO(3)		4.2	2.6	6.8	4.0	3.9
Jane Lundgren Ericsson, President-AB SEK Securities(4)		1.4	0.4	1.8	1.5	1.4
Sirpa Rusanen, Director-Human Resources(4)		1.1	0.3	1.4	1.2	1.0
Måns Höglund, Director-Corporate & Structured Finance(4)		3.0	2.1	5.1	4.7	3.7
Per Åkerlind, Director-Capital Markets(4)		2.8	1.1	3.9	4.4	3.2
Sven-Olof Söderlund, Director-Strategic Analysis & Planning(4)		2.1	0.7	2.8	2.4	2.1
Lars Grönlund, Director - Credit & Risk Management						1.8
Total	1.1	14.6	7.2	22.9	19.3	17.9

(3) Of the total remuneration to the President, Skr 4.2 million (2007: 4.0, 2006: 3.8) is qualifying income for pension purposes. The President’s retirement age is 60. Between the ages of 60 and 65 the pension is equal to 75 percent of final salary. From age 65 the Swedish Banks’ Occupational Pension (BTP) plan is followed, with a supplement for income exceeding 30 income base amounts. From that point a pension amounting to 32.5 percent of salary is paid. The agreement also includes additional health insurance and a survivors’ pension. The pension commitments are covered by continuous premium payments to a chosen insurance company. The pension agreement was signed in 1997. The benefits are unassailable, i.e. they are not subject to conditions concerning future employment. In the event of the President’s employment being terminated by the Company the President shall receive a salary for two years, pursuant to the agreement, and the period of notice for the employee is 6 months. In such event, however, pay from any new position of employment shall be deducted.

(4) The combined total of these people’s remuneration amounted to Skr 10.4 million (2007: 14.3, 2006: 13.1), of which Skr 0 million (2007: 4.2, 2006: 1.3) consisted of variable compensation. According to a decision made by the Board in March 2009, variable remuneration for 2008 has been eliminated for senior executives. Of the remuneration to senior executives, Skr 10.1 million (2007: 9.8, 2006: 10.2) is qualifying income for pension purposes.

The retirement age for senior executives is 65. The retirement age for two senior executives who were employed before 2003 is 60. The Company follows the BTP scheme, with the exception of two senior executives who have older employment agreements and who are covered by a personalized occupational pension agreement. These two senior executives each have an extra retirement benefit. These consist of benefit-based insurance comprising the payment of a pension premium for that part of salary between 30 and 70 income base amounts. The pension commitments are covered by continuous premium payments to a chosen insurance company. The benefits are unassailable,  i.e. not subject to conditions concerning future employment. For three senior executives, in the event of their employment being terminated by the Company, they shall receive a salary for two years, pursuant to old agreements, and the period of notice for these employee is 6 months. In such event, however, pay from any new position of employment shall be deducted. For other senior executives the period of notice from the Company is 6-12 months.

The Board of Directors appoints Directors to the Board of Directors´ Credit Committee, Finance Committee, Remuneration Committee and the Audit Committee annually. For their service on the Credit Committee, Finance Committee and the Audit Committee, Directors received separate remuneration, in accordance with a decision of the Annual General Meeting, amounting to in aggregate Skr 0.3 million (2007: 0.2, 2006: 0.2).

SEK has both defined contribution and defined benefit pension commitments. The main pension plan is the “ITP” plan for salaried employees in Sweden, which is guaranteed by means of insurance with the insurance company Alecta. This plan, which is largely defined as a denfined benefit plan, is reported as a defined contribution plan since SEK has not had sufficient information available to report it as a defined benefit plan. In addition to this, SEK provides a number of individual defined benefit pension solutions that are based on length of employment and final or near-final remuneration.

The total pension cost for defined benefit and defined contribution obligations are shown below.

		Restated	Restated
Skr mn	2008	2007	2006
Service cost	2.7	2.6	3.2
Interest cost	1.6	1.1	1.3
Expected return on plan assets	-1.3	-1.0	-0.9
Curtailments and settlements	0.0	0.0	0.0
Amortisation of actuarial (gains) and losses	0.0	0.1	0.2
Net defined benefit pension cost	3.0	2.8	3.8
Net defined contribution pension cost	33.6	26.6	27.4
Net pension cost	36.6	29.4	31.2

The following table specify the net value of defined benefit pension obligations.

		Restated	Restated
Skr mn	2008	2007	2006
Defined benefit obligations	113.9	38.3	35.4
Plan assets	-76.6	-24.4	-18.8
Net value	37.3	13.9	16.6
Unrecognised past service cost, net	0.0	0.0	0.0
Unrecognised actuarial gains and (losses), net	-13.6	-4.0	-4.8
Provision for pensions, net	23.7	9.9	11.8

The following table shows the development of defined benefit obligations.

		Restated	Restated
Skr mn	2008	2007	2006
Defined benefit obligation, opening balance	38.3	35.4	35.3
Service cost	2.7	2.6	3.2
Interest cost	1.6	1.1	1.3
Benefits paid	-1.3	-1.2	-1.1
Curtailments and settlements	0.0	0.0	-3.3
Received liabilities*	64.0	0.0	0.0
Actuarial (gains) and losses	8.6	0.4	0.0
Defined benefit obligation, closing balance	113.9	38.2	35.4

*The acquisition of Venantius AB

The following table shows the development of plan assets.

		Restated	Restated
Skr mn	2008	2007	2006
Fair value of plan assets, opening balance	24.4	18.8	16.5
Expected return on plan assets	1.3	1.0	0.9
Contributions by the employers	3.5	3.4	4.0
Benefits paid	0.0	0.0	0.0
Curtailments and settlements	0.0	0.0	-2.6
Received assets*	48.5	0.0	0.0
Actuarial gains and (losses)	-1.1	1.2	0.0
Fair value of plan assets, closing balance	76.6	24.4	18.8

*The acquisition of Venantius AB

The following table shows principal actuarial assumptions used at the end of each year.

%	2008	2007	2006
Discount rate	3.0	4.2	3.6
Expected return on plan assets	4.0-5.0	5.0	5.0
Expected salary increase	3.0-3.5	3.5	3.0
Expected inflation	2.0	2.0	1.8
Expected turnover	2.0-3.0	2.0	0.0

Remuneration to the auditors and related audit companies

	2008		2007		2006
Skr mn	Audit fee	Other fee	Audit fee	Other fee	Audit fee	Other fee
Audit company
Ernst & Young (5)	8.8	0.6
Deloitte		2.2	0.2	1.7	0.2	—
KPMG (6)	2.7	2.8	6.8	0.8	6.6	1.1
PricewaterhouseCoopers (7)	0.2	4.8
Riksrevisionen			0.1		0.1	—
Total	11.7	10.4	7.1	2.5	6.9	1.1

(5) was the principal auditor for fiscal year 2008.

(6) was the principal auditor for fiscal year 2006 and 2007.

(7) was the principal auditor for Venantius AB for fiscal year 2008.

Audit fee includes fees for the audit of periodic reports and prospectuses.

Remuneration to the auditors may for accounting purposes be included in other items than administrative expenses.

Note 6. Tangible and intangible assets

	December 31, 2008	December 31, 2007
Office and building equipment	Consolidated	Consolidated
(Skr mn)	Group	Group
Acquisition cost	63.1	53.0
Accumulated depreciation at year-end	-43.5	-34.3
Of which made during the year	-(6.6)	-(6.1)
Book value	19.6	18.7

Intangible assets	Consolidated	Consolidated
(Skr mn)	Group	Group
Acquisition cost	116.8	110.9
Accumulated depreciation at year-end	-105.8	-93.6
Of which made during the year	-(12.2)	-(21.9)
Book value	11.0	17.3

Buildings and land	Consolidated	Consolidated
(Skr mn)	Group	Group
Buildings:
Acquisition cost	142.8	142.8
Accumulated depreciation at year-end	-37.0	-34.9
Of which made during the year	-(2.1)	-(2.1)
Book value	105.8	107.9
Taxable value	41.8	41.6

Land:
Acquisition cost	0.1	0.1
Book value	0.1	0.1
Taxable value	31.6	31.4

Buildings and land:
Total acquisition cost	142.9	142.9
Total accumulated depreciation at year-end	-37.0	-34.9
Of which made during the year	-(2.1)	-(2.1)
Total book value	105.9	108.0
Total taxable value	73.4	73.0

Total tangible and intangible assets	136.5	144.0

Note 7. Recovery and impairment

	January - December, 2008	January - December, 2007	January - December, 2006
	Consolidated	Consolidated	Consolidated
Skr mn	Group	Group	Group
Recovery of impaired receivable	4.7	—	—
Total recovery	4.7	—	—

Write-down of impaired financial assets (1),(2)	-561.8	—	—
Reversal of previous write-downs	5.4	—	—
Loan losses	-0.6	—	—
Total write-down	-557.0	—	—

(1) Of which an impairment of Skr 389 million (2007: — , 2006: —) relates to an exposure against Glitnir Bank. SEK’s exposure to Icelandic banks consists of an exposure to Glitnir Bank amounting to the equivalent of approximately Skr 517 million (before impairment). No part of this exposure is denominated in Icelandic currency. At the date of this report there is a lack of information with regard to how the government of Iceland will act with regard to the lenders to Icelandic banks and with regard to the economic position of Glitnir Bank. Due to this lack of information and consequent uncertainty, an impairment charge has been recorded in an amount equal to 75 percent of the outstanding claim, approximately Skr 389 million.

(2) Of which impairment of Skr 135 million (2007: — , 2006: —) relates to a CDO. SEK has two assets in form of CDO’s (first-priority-tranches) with end-exposure to the U.S. market. The rating of one of these has been downgraded very severely during the year. The asset has a book value before impairment of Skr 385 million. Based on information presently known, SEK makes the assessment that the asset will not generate sufficient cash flow to cover the Company’s claim. Consequently, SEK has determined to write-down the value of the asset by Skr 135 million.

Note 8. Untaxed reserves

In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated 73.7 percent to equity and 26.3 percent to deferred taxes (related to untaxed reserves), included as deferred tax liabilities in the balance sheet. Changes in the amounts reported as deferred taxes are included in taxes in the income statement.

	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
Skr mn	Group	Group
Balance sheet:
Opening balance included in equity	918.9	918.3
Change due to lower tax rate	19.3	—
Net change during the year	-99.2	0.6
Closing balance included in equity	839.0	918.9

Opening balance deferred tax liabilities	357.3	357.1
Change due to lower tax rate	-19.3	—
Net change during the year	-38.7	0.2
Closing balance deferred tax liabilities	299.3	357.3

Total opening balance	1,276.2	1,275.4
Total net change during the year	-137.9	0.8
Total closing balance	1,138.3	1,276.2

Note 9. Taxes

		Restated	Restated
	2008	2007	2006
(Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Income tax expense
Current tax	-141.2	-238.2	-165.5
Deferred tax:
Deferred tax regarding temporary differences	80.6	87.1	52.7
Effect on changes in tax rate	19.3
Total, deferred tax	99.9	87.1	52.7
Total income tax accounted for in the Income statement	-41.3	-151.1	-112.8

Income tax accounted for in the report “Statement of Recognized Income and Expenses”
Current tax	14.6	31.8
Deferred tax	-91.3	9.9	27.4
Total	-76.7	41.7	27.4

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	28.0	28.0	28.0
Profit before taxes	185.2	497.0	383.3
National tax based on profit before taxes (28%)	-51.9	-139.2	-107.3
Tax effects of:
Non-deductable expenses	-2.2	-2.5	-1.7
Imputed interest on tax allocation reserve	-10.7	-9.1	-8.7
Effect on changes in tax rate	19.3
Other	4.2	-0.3	4.9
Total tax	-41.3	-151.1	-112.8
Effective tax expense in %	-22.3	-30.4	-29.5

From January 1, 2009, the Swedish corporate tax rate was reduced from 28.0 percent to 26.3 percent.

		Restated	Restated
	2008	2007	2006
(Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Deferred tax assets concerning:
Deductible loss carry fowards	11.7
Temporary differences, financial instruments, cash flow hedges		33.7
Other temporary differences	2.1	2.8	3.2
Total deferred tax assets	13.8	36.5	3.2

Deferred tax liabilities concerning:
Untaxed reserves	299.2	357.3	357.1
Temporary differences, real estate	30.2	30.2	30.2
Temporary differences, financial instruments
- Cash flow hedges	57.7		-17.1
- Other valuation differences		42.6	123.6
Total deferred tax liabilities	387.1	430.1	493.8

Net, deferred tax liabilities	373.3	393.6	490.6

No deductible loss carry forwards exists except for what is accounted for in the balance sheet.

		Restated	Restated
	December 31, 2008	December 31, 2007	December 31, 2006
Change in deferred taxes (Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Opening balance	-393.6	-490.6	-570.7
Change in Income Statement	99.9	87.1	52.7
Change in equity	-91.3	9.9	27.4
Acquisition of Venantius AB	11.7
Total	-373.3	-393.6	-490.6

Note 10. Credits and liquidity

SEK considers credits in the form of interest-bearing securities to be a part of SEK’s total credits. On the other hand, deposits with banks and states, assets at banks that can be immediately converted into cash and repurchase agreements are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public.Thus, SEK’s total credits and liquidity are calculated as follows:

		Restated
	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
Skr mn	Group	Group
Credits:
Credits in the form of interest-bearing securities	63,609.3	45,983.7
Credits to credit institutions	48,399.6	24,812.6
Credits to the public	70,440.2	48,702.0
Less:
Deposits, assets at banks that can be immediately converted into cash and repurchase agreements	-23,771.1	-10,211.5
Total credits	158,678.0	109,286.8

Liquidity:
Treasuries/Government bonds	1,494.7	1,857.9
Other interest-bearing securities except credits	136,551.4	147,849.3
Deposits, assets at banks that can be immediately converted into cash and repurchase agreements	23,771.1	10,211.5
Total liquidity	161,817.2	159,918.7

of which
- issued by public authorities	6,703.2	4,856.3
- quoted on an exchange	30,764.2	43,252.5

Regarding recovery and write-down see Note 7.

Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be paid at maturity are reported so as to include the excess/shortfall amount:

		Restated
	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
Skr mn	Group	Group
Sum of amounts exceeding nominal	35.3	29.1
Sum of amounts falling below nominal	-108.5	-100.1

SEK, in its ordinary course of business, acquires leasing objects which are classified as financial leasing objects (as opposed to operational leasing objects). When making such classification all aspects regarding the leasing contract, including third party guarantees, should be taken into account.  The acquisition price of the leasing objects amounts to Skr 183.4 million (2007: 416.1), and the book value of at year-end amounted to Skr 187.6 million (2007: 170.3).

Note 11. Classification of financial assets and liabilities

Financial assets by accounting category:

	Consolidated Group / December 31, 2008
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (1)(2)	Derivatives used for economic hedges (7)	Designated upon initial recognition (FVO) (6)	Derivatives used for hedge accounting	Available for sale (3)(4)	Loans and receivables (5)
Treasuries/government bonds	1,494.7						1,494.7
Other interest-bearing securities except credits	136,551.4			7,757.8			128,793.6
Credits in the form of interest-bearing securities	63,609.3			3,432.1			60,177.2
Credits to credit institutions	48,399.6						48,399.6
Credits to the public	70,440.2						70,440.2
Derivatives	38,929.1		27,705.7		11,223.4
Total financial assets	359,424.3	0.0	27,705.7	11,190.0	11,223.4	0.0	309,305.2

(1) Reclassification has been made of held-for-trading securities earlier accounted at fair value to the category loans and receivables. Reclassification occurred as of October 1, 2008 with retroactive effect as of July 1, 2008. The reclassification has affected the result by avoiding negative earnings effects of Skr 27.8 million. For the financial year 2007 the profit has been negatively affected by changes in fair value in the trading portfolio amounting to Skr 39.1 million. For the period January 1 to June 30 2008 the profit has been negatively affected by changes in fair value in the trading portfolio amounting to Skr 36.2 million.

	December 31, 2008			July 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,501.3	7,486.5	7,342.1	7,351.9	7,351.9

(2) The weighted effective interest for these assets amounts to 3.9 percent.

(3) Reclassification has been made of assets earlier accounted for as available-for-sale to the category loans and receivables. Reclassification occurred as of October 1, 2008. The reclassification has avoided negative value changes to equity of Skr 321.1 million. For the financial year 2007 the equity has been negatively affected by changes in fair value in these assets amounting to Skr 89.3 million. For the period January 1 to September 30, 2008 the equity has been negatively affected by changes in fair value in these assets amounting to Skr 84.2 million.

	December 31, 2008			October 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,238.3	7,873.3	7,231.5	7,231.5
Credits in the form of interest-bearing securities	4,756.9	4,755.1	4,539.2	4,116.2	4,116.2
Total	12,989.8	12,993.4	12,412.5	11,347.7	11,347.7

(4) The weighted effective interest rate for these assets amounts to 5.3 percent.

(5) Of loans and receivables approximately 11 percent are subject to fair value hedge accounting and 1.5 percent are subject to cash flow hedge accounting.

(6) The amount of cumulative change in the fair value attributable to changes in credit risk was Skr -1,126.3 million. The amount of change during 2008 was Skr -914.9 million.

(7) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	Consolidated Group/ December 31, 2008
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (11)	Designated upon initial recognition (FVO) (9), (10)	Derivatives used for hedge accounting	Other financial liabilities (8)
Borrowing from credit institutions	3,310.0					3,310.0
Borrowing from the public	185.7					185.7
Senior securities issued	305,971.8			156,221.9		149,749.9
Derivatives	39,414.6		35,152.4		4,262.2
Subordinated securities issued	3,323.5					3,323.5
Total financial liabilities	352,205.6	0.0	35,152.4	156,221.9	4,262.2	156,569.1

(8)	Of other financial liabilities approximately 71 percent are subject to fair value hedge accounting.
(9)	The amount of cumulative and period change in the fair value attributable to changes in credit risk in 2008 was Skr 114.6 million which represents a decrease of the liabilities booked value.
(10)	The difference between nominal and carrying amount is Skr -35,999.5 million. Nominal amount is Skr 192,221.4 million
(11)	Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial assets by accounting category:

	Consolidated Group / December 31, 2007, Restated
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (15)	Derivatives used for economic hedges (16)	Designated upon initial re- cognition (FVO) (14)	Derivatives used for hedge accounting	Available for sale (12)	Loans and receivables (13)
Treasuries/government bonds	1,857.9			1,430.4			427.5
Other interest-bearing securities except credits	147,849.3	13,485.6		8,814.2		8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.7			3,006.2		2,727.5	40,250.0
Credits to credit institutions	24,812.6						24,812.6
Credits to the public	48,702.0						48,702.0
Derivatives	20,326.5	16.9	11,631.1		8,678.5
Total financial assets	289,532.0	13,502.5	11,631.1	13,250.8	8,678.5	10,765.8	231,703.3

(12)	Of assets available-for-sale approximately 26 percent are subject to fair value hedge accounting.
(13)	Of loans and receivables approximately 10 percent are subject to fair value hedge accounting and 2 percent are subject to cash flow hedge accounting.
(14)	The amount of cumulative change in fair value attributable to changes in credit risk amounts to Skr -211.4 million. The amount of change during 2007 amounts to Skr -169.0 million.
(15)	Derivatives in trading portfolio used for economic hedges within the portfolio.
(16)	Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	Consolidated Group/ December 31, 2007, Restated
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (20)	Derivatives used for economic hedges (21)	Designated upon initial re- cognition (FVO) (18), (19)	Derivatives used for hedge accounting	Other financial liabilities (17)
Borrowing from credit institutions	2,064.1					2,064.1
Borrowing from the public	42.7					42.7
Senior securities issued	267,345.6			118,502.9		148,842.7
Derivatives	13,224.8	11.5	12,135.2		1,078.1
Subordinated securities issued	2,837.0					2,837.0
Total financial liabilities	285,514.2	11.5	12,135.2	118,502.9	1,078.1	153,786.5

(17) Of other financial liabilities approximately 71 percent are subject to fair value hedge accounting.

(18) The amount of change during the period and cumulative change in fair value attributable to changes in credit risk amounts to Skr 0.0 million.

(19) The difference between nominal and carrying amount is Skr -6,208.8 million. Nominal amount is Skr 124,711.7 million

(20) Derivatives in trading portfolio used for economic hedges within the portfolio.

(21) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

During 2008, in fair value hedges, gains on hedging instruments amounts to Skr 755.7 million and losses on hedged items attributable to the hedged risk amounts to Skr 591.3 million. During 2007, in fair value hedges, gains on hedging instruments amounted to Skr 4,745.3 million and losses on hedged items attributable to the hedged risk amounted to Skr 4,873.5 million.

The amount of total assets as of December 31, 2008, Skr 370.0 billion, was approximately Skr 37.6 billion higher than it would have been if the currency exchange rates as of December 31, 2007, had been unchanged. During the twelve-month period ending December 31, 2008 repayments of long-term debt, including foreign exchange effects, have been made in the amount of approximately Skr 71.5 billion, and net increase of own debt repurchased amounted to approximately Skr 3.4 billion.

Financial assets and liabilities at Fair value by Valuation Method

	Book value	Fair Value	Quota Prices	Valuation model Observable Data	Valuation Model Partly Observable
Treasuries/government bonds	1,494.7	22%	0%	22%	0%
Other interest-bearing securities except credits	136,551.4	14%	5%	9%	0%
Credits in the form of interest-bearing securities	63,609.3	19%	4%	15%	0%
Credits to credit institutions	48,399.6	8%	0%	8%	0%
Credits to the public	70,440.2	15%	0%	15%	0%
Derivatives	38,929.1	100%	2%	27%	71%
Total financial assets	359,424.3
Borrowing from credit institutions	3,310.0	0%	0%	0%	0%
Borrowing from the public	185.7	0%	0%	0%	0%
Senior securities issued	305,971.8	86%	0%	0%	86%
Derivatives	39,414.6	100%	0%	9%	91%
Subordinated securities issued	3,323.5	84%	0%	84%	0%
Total financial liabilities	352,205.6

In assessing financial assets and liabilities SEK applies generally accepted valuation methods. For certain transactions there have been no observable data during the maturity of the transaction. SEK has made this assessment on a portfolio basis.  As a result, a number of transactions categorized as having been valued on the basis of valuation models with partly observable data might qualify as having been valued on the basis of valuation models with observable data.

Note 12. Derivatives

				Restated
	December 31, 2008			December 31, 2007
Consolidated Group	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Derivative instruments by categories:
Currency related contracts	15,580.5	11,902.5	300,674.7	5,847.2	5,309.3	238,221.4
Interest rate related contracts	19,831.6	8,515.9	202,557.2	9,607.5	3,089.5	211,850.3
Equity related contracts	2,568.0	17,158.5	77,505.1	4,574.6	4,026.9	45,901.3
Contracts rel. to commodities, credit risk, etc.	949.0	1,837.7	37,697.5	297.2	799.1	36,807.7
Total derivatives	38,929.1	39,414.6	618,434.5	20,326.5	13,224.8	532,780.7

Derivatives used for economic hedges, accounted for as held-for-trading under IAS39
Currency related contracts	12,324.8	9,962.5	271,964.7	4,036.6	4,992.5	213,811.1
Interest rate related contracts	11,863.9	6,193.7	86,196.0	2,722.7	2,316.7	90,073.9
Equity related contracts	2,568.0	17,158.5	77,505.1	4,574.6	4,026.9	45,901.3
Contracts rel. to commodities, credit risk, etc.	949.0	1,837.7	37,697.5	297.2	799.1	36,807.7
Total derivatives	27,705.7	35,152.4	473,363.3	11,631.1	12,135.2	386,594.0

Derivatives in trading portfolio, used for economic hedges within the portfolio
Currency related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Interest rate related contracts	0.0	0.0	0.0	16.9	11.5	974.2
Equity related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Contracts rel. to commodities, credit risk, etc.	0.0	0.0	0.0	0.0	0.0	0.0
Total derivatives	0.0	0.0	0.0	16.9	11.5	974.2

Derivatives used for hedge accounting
Currency related contracts	3,255.7	1,940.0	28,710.0	1,810.6	316.8	24,410.3
Interest rate related contracts	7,967.7	2,322.2	116,361.2	6,867.9	761.3	120,802.2
Equity related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Contracts rel. to commodities, credit risk, etc.	0.0	0.0	0.0	0.0	0.0	0.0
Total derivatives	11,223.4	4,262.2	145,071.2	8,678.5	1,078.1	145,212.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex where the credit exposure is mitigated on at least a monthly basis. Swaps are measured at Fair Value by using market quoted rates where available. If market quotes are not available valuation models are used. For counterparties where SEK has a positive swap portfolio value, SEK uses a model to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives.SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the year, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents the real exposure. In the case where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Exposures for amounts of risk exposures related to derivatives, etc. in Note 32.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore are carried at amortized cost. As of December 31, 2008, the nominal amount of such financial guarantee contracts was Skr 20,743 million. When SEK classifies a credit default swap as a financial guarantee, SEK always owns the referenced debt and the potential amount of the guarantee is limited to the actual loss that would be incurred by SEK related to its holding of the referenced debt.

Note 13.  Past-due but not impaired credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 90 days past-due as past-due credits.

	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
Past due but not impaired and doubtful credits at year-end:	Group	Group
Past-due credits (A):
Aggregate amount of principal and interest past-due but not impaired	0.2	5.6
-of which covered by adequate guarantees	0.2	5.6

Principal amount not past-due on such credits	4.0	23.1
-of which covered by adequate guarantees	4.0	23.1

(A) All past-due but not impaired credits are covered by adequate guarantees, and therefore not impaired. Of the aggregate amount of principal and interest past-due. Skr 0.1 million (2007: 4.6) was due for payment more than 3 but less than 6 months ago, and Skr 0.0 million (2007: 1.0) was due for payment more than 6 but less than nine months ago.

Note 14. Shares in subsidiaries

The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 1.4 million. The nominal value of the shares in AB SEKTIONEN was Skr 0.4 million.

The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 12.7 million. The nominal value of the shares in AB SEK Securities was Skr 10.0 million.

The wholly-owned subsidiary, SEK Financial Advisors AB (reg.no. 556660-2420), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 4.9 million. The nominal value of the shares in SEK Financial Advisors AB was Skr 0.5 million.

The wholly-owned subsidiary, SEK Financial Services AB (reg.no. 556683-3462), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 0.1 million. The nominal value of the shares in SEK Financial Services AB was Skr 0.1 million.

The wholly-owned subsidiary, SEK Customer Finance AB (reg.no. 556726-7587), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 0.1 million. The nominal value of the shares in SEK Customer Finance AB was Skr 0.1 million.

The wholly-owned subsidiary, SEK Exportlånet AB (reg.no. 556761-7617), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 0.1 million. The nominal value of the shares in SEK Exportlånet AB was Skr 0.1 million.

The wholly-owned subsidiary, Venantius AB (publ) (reg.no. 556449-5116), is domiciled in Stockholm. The company’s equity at year-end 2008 amounted to Skr 2,448.8 million. The nominal value of the shares in Venantius AB was Skr 500.1 million.

The net result of the Subsidiaries in aggregation was Skr 5.9 million (2007: 0.7).

Note 15. Other assets

		Restated
	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Due from the State	-1.2	9.3
Current tax claim	43.3	0.3
Deferred tax claim related to financial instruments	0.0	33.7
Other deferred tax claim	13.8	2.8
Debt for which value has not yet been received	4,200.5	2,098.0
Other	85.3	124.7
Total	4,341.7	2,268.8

Debt for which value has not been received represents the aggregate value of securities that have been issued (and recorded in the balance sheet on trade date), but not yet settled.

Note 16. Prepaid expenses and accrued revenues

	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Interest revenues accrued	6,091.3	5,277.8
Prepaid expenses and other accrued revenues	20.4	14.2
Total	6,111.7	5,292.0

Note 17. Senior debt

	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Total senior borrowings exclusive of senior securities issued	3,495.7	2,106.8
Total senior securities issued	305,971.8	267,345.6
Total senior debt outstanding	309,467.5	269,452.4

Of which denominated in:
Swedish kronor	9,326.4	12,117.1
Foreign currencies	300,141.1	257,335.3

The reported amount of total senior debt outstanding has been affected (reduced) by the following amounts, representing own debt repurchased	-5,628.3	-553.6

Note 18. Other liabilities

		Restated
	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Current tax liability	4.9	34.1
Liabilities related to assets acquired though not yet delivered and paid for	1,035.0	419.0
Other	508.4	1,457.8
Total	1,548.3	1,910.9

Note 19. Accrued expenses and prepaid revenues

	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Interest expenses accrued	5,329.8	4,647.4
Prepaid revenues and other accrued expenses	113.6	113.9
Total	5,443.4	4,761.3

Note 20. Deferred tax liabilities and provisions

Deferred tax liabilities

		Restated
	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Deferred tax liabilities	387.1	430.1
Total	387.1	430.1

Provisions
Pension liabilities	23.7	9.9
Termination reserve	11.8	—
Total	35.5	9.9

Note 21. Subordinated debt securities

		Restated	Restated
	December 31, 2008	December 31, 2007	December 31, 2006
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Perpetual, non-cumulative subordinated loan, foreign currency (A) (B)	2,776.7	2,363.3	2,480.7
Non-perpetual, cumulative subordinated loan, foreign currency (C)	546.8	473.7	452.5
Total subordinated debt outstanding	3,323.5	2,837.0	2,933.2

Of which denominated in:
Swedish kronor	—	—	—
Foreign currencies	3,323.5	2,837.0	2,933.2

(A) Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payments will not be made if SEK does not have available distributable capital for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to avoid SEK being obliged to enter into liquidation the general meeting of shareholder with the approval of the Swedish Supervisory Authority may decide that the principal amount and any accrued but unpaid interest will be utilized in meeting losses. However, SEK can not thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or been redeemed with the approval of the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

(B) Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payments will not be made if SEK does not have available distributable capital for making such a payment. The investors right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to avoid SEK being obliged to enter into liquidation the general meeting of shareholder with the approval of the Swedish Supervisory Authority may decide that the principal amount and any  accrued but unpaid interest will be utilized in meeting losses. However, SEK can not thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or been redeemed with the approval of the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

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

The accrued interest related to the subordinated debt, at year-end Skr 1.8 million (2007: 1.5), has been included in the item “Accrued expenses and prepaid revenues”.

The subordinated loans are subordinated to the company’s other debts, which means that in liquidation payment will not be performed until all senior creditors have received repayment.

Note 22. Equity

January - December, 2008

			Reserves
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Net result for the year	143.9					143.9
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Changes in fair value recognized directly in equity:
Available-for-sale securities	-109.6			-109.6
Derivatives in cash flow hedges	339.5		339.5
Tax effect	-76.7		-91.3	14.6
To income statement	46.5		0.0	46.5
Dividend paid	—
Closing balance of equity	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

January - December, 2007, Restated(2)

			Reserves:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,371.7	990.0	-43.8	-17.5	3,443.0
Net result for the year	345.9					345.9
Changes in fair value recognized directly in equity:
Available-for-sale securities	-127.5			-127.5
Derivatives in cash flow hedges	-59.6		-59.6
Tax effect	41.7		16.7	25.0
To income statement	38.2		0.0	38.2
Dividend paid	—				—
Closing balance of equity	4,610.4	990.0	-86.7	-81.8	3,443.0	345.9

January - December, 2006, Restated(2)

			Reserves:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,171.8	990.0	33.7	-24.4	3,172.5
Net result for the year	270.5					270.5
Changes in fair value recognized directly in equity:	0.0
Available-for-sale securities	-77.2			-77.2
Derivatives in cash flow hedges	-107.6		-107.6
Tax effect	27.4		30.1	-2.7
To income statement	86.8		0.0	86.8
Dividend paid	—				—
Closing balance of equity	4,371.7	990.0	-43.8	-17.5	3,172.5	270.5

(1) 2,579,394 A-shares and 1,410,606 B-shares at a nominal value amount of Skr 1,000 each after a new issue. Before the new issue the number of A-shares was 640,000 and the number of B-shares was 350,000. The new share capital amounting to 3,000 million was paid to the company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue was registered at the Swedish Companies Registration Office.

(2) Restatement has been made regarding the opening balance, activity,  and closing balance. See Note 34.

For the Consolidated Group non-distributable capital at year-end amounted to Skr 4,188.0 million (2007: 1,188.0) and distributable capital amounted to Skr 6,206.3 million (2007: 3,422.4).

Hedge reserve includes the after-tax difference between fair value and amortized cost recognized directly in equity related to derivatives in cash flow hedges. Fair value reserve includes after-tax difference between fair value and amortized cost recognized directly in equity related to available-for-sale securities. After reclassification there are no available-for-sale securities outstanding as of December 31, 2008. Fair value reserves are released over the remaining life of these reclassified assets.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favor of SEK. SEK may call on capital under the guaranty, if SEK finds it necessary in order to be able to fulfill its obligations.

Note 23 Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are reported in connection with the balance sheet. There are no contingent liabilities outstanding. Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers  that have been accepted by the customer but not yet disbursed. The total amount of committed undisbursed credits Skr 21,431.0 million (2007: 22,454.2), committed undisbursed credits under the S-system represent Skr 11,459.4 million (2007: 12,615.1), see Note 2. Such commitments sometimes include a fixed rate option, the cost of which always is reimbursed by the State in accordance with agreement with the State. See Note 1 (c) and Note 24 for additional information of the S-system. agreement with the State. See Note 1 (c) and Note 24 for additional information of the S-system.

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15 2008, SEK replaced most of the outstanding derivative contracts the Company had entered into with three different Lehman Brothers entities. According to the terms of the contracts, SEK has prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008. SEK believes that due to set-offs, the Company will not suffer any material costs relating to bankruptcy of Lehman Brothers Holdings Inc. The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts.  In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK policy to be held without credit default swap coverage. As a result SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these financial guarantees which have been accounted for as contingent assets.  SEK’s claims against Lehman Brothers entities associated with these financial guarantees are approximately Skr 1.5 billion which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection.  Given the unprecedented nature of the Lehman Brothers Holding Inc. bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the virtual certainty of collection threshold has not yet been met. SEK will continue to assess this situation and await the outcome of the Lehman Brothers Holding Inc. bankruptcy proceedings.

Note 24. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system, see Note 1(c). The remuneration from the S-system to SEK in accordance with the agreement, Skr 22.4 million (2007: 29.8, 2006: 25.4), is accounted for as interest revenues in the income statements for SEK exclusive of the S-system, see Note 2. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system

(Skr mn)	2008	2007	2006
Interest revenues	500.5	459.7	444.3
Interest expenses	-409.5	-473.3	-458.1
Net interest revenues	91.0	-13.6	-13.8
Remuneration to SEK	-22.4	-29.8	-25.4
Foreign exchange effects	0.3	0.5	1.4
Reimbursement from the State	-68.9	42.9	37.8
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets)

(Skr mn)	December 31, 2008	December 31, 2007
Credits	10,105.7	8,831.3
Derivatives	18.2	17.3
Other assets	248.1	233.8
Total assets	10,372.0	9,082.4

Liabilities	9,081.5	9,023.6
Derivatives	1,290.5	58.8
Equity	—	—
Total liabilities and equity	10,372.0	9,082.4

Commitments
Committed undisbursed credits (Note 23)	11,459.4	12,615.1

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

Geographical segments are broken down by the following geographical areas: Europe; Asia; Latin America; North America; and Oceania. Segment revenues other than Europe represent for each segment less than 10 percent of the total revenues, and therefore geographically segment revenues are not separately disclosed.

Note 26. Certain assets, liabilities and commitments (3), (4)

			1 month <	3 months <	1 year <
Consolidated Group	Carrying	Maturity	Maturity	Maturity	Maturity	Maturity
Skr mn	Value	<1 month	< 3 months	<1 year	<5 years	>5 years

Break-down by maturity, 2008
Total credits outstanding	118,839.8	23,993.0	1,962.8	4,136.1	18,994.5	69,753.4
Interest-bearing securities	201,655.4	5,652.0	7,585.7	34,607.5	124,408.0	29,402.2
Total assets (5)	320,495.2	29,645.0	9,548.5	38,743.6	143,402.5	99,155.5

Borrowing from credit institutions	3,310.0	3,041.1	0.0	268.9	0.0	0.0
Borrowing from the public	185.7	30.6	155.1	0.0	0.0	0.0
Senior securities issued	305,971.8	22,444.4	24,686.7	39,356.3	114,617.6	104,866.8
Subordinated securities issued (1),(2)	3,323.5	0.0	0.0	0.0	0.0	3,323.5
Total liabilities (5)	312,791.0	25,516.1	24,841.8	39,625.2	114,617.6	108,190.3

Committed not disbursed credits (7)	21,431.0	0.1	146.7	589.9	5,150.0	15,544.3

Break-down by interest-term maturity, 2008
Total credits outstanding	118,839.8	40,181.9	35,206.2	18,947.0	6,071.7	18,432.9
Interest-bearing securities	201,655.4	68,760.0	100,857.3	8,114.6	17,430.2	6,493.4
Total assets	320,495.2	108,941.9	136,063.5	27,061.6	23,501.9	24,926.3

Borrowing from credit institutions	3,310.0	3,041.1	77.5	191.3	0.0	0.0
Borrowing from the public	185.7	30.6	155.1	0.0	0.0	0.0
Senior securities issued	305,971.8	27,592.2	36,302.9	43,328.7	108,935.3	89,812.7
Subordinated securities issued (1),(2)	3,323.5	0.0	546.8	0.0	0.0	2,776.7
Total liabilities	312,791.0	30,664.0	37,082.3	43,520.0	108,935.3	92,589.4

Committed not disbursed credits	21,431.0	0.1	146.7	589.9	5,150.0	15,544.3

			1 month <	3 months <	1 year <
Consolidated Group	Carrying	Maturity	Maturity	Maturity	Maturity	Maturity
Skr mn	Value	<1 month	<3 months	<1 year	<5 years	>5 years
Break-down by maturity, 2007, Restated
Total credits outstanding	73,514.6	9,113.2	2,547.3	2,440.0	14,802.1	44,612.0
Interest-bearing securities	195,690.9	11,571.1	11,404.8	31,287.4	110,934.6	30,493.0
Total assets	269,205.5	20,684.3	13,952.1	33,727.4	125,736.7	75,105.0

Borrowing from credit institutions	2,064.1	1,895.9	0.0	0.0	168.2	0.0
Borrowing from the public	42.7	3.3	39.4	0.0	0.0	0.0
Senior securities issued	267,345.6	32,580.5	18,442.6	33,074.1	107,475.1	75,773.3
Subordinated securities issued (1),(2)	2,837.0	0.0	0.0	0.0	0.0	2,837.0
Total liabilities	272,289.4	34,479.7	18,482.0	33,074.1	107,643.3	78,610.3

Committed not disbursed credits (7)	22,454.2	0.0	43.1	411.4	6,130.6	15,869.1

Break-down by interest-term maturity, 2007, Restated
Total credits outstanding	73,514.6	22,464.8	31,578.3	19,115.1	214.8	141.6
Interest-bearing securities	195,690.9	78,947.7	98,622.2	17,419.4	701.6	0.0
Total assets	269,205.5	101,412.5	130,200.5	36,534.5	916.4	141.6

Borrowing from credit institutions	2,064.1	1,895.9	0.0	0.0	168.2	0.0
Borrowing from the public	42.7	3.3	39.4	0.0	0.0	0.0
Senior securities issued	267,345.6	53,038.8	93,747.4	115,249.8	759.3	4,550.3
Subordinated securities issued (1),(2)	2,837.0	0.0	2,837.0	0.0	0.0	0.0
Total liabilities	272,289.4	54,938.0	96,623.8	115,249.8	927.5	4,550.3

Committed not disbursed credits	22,454.2	0.0	43.1	411.4	6,130.6	15,869.1

(1) Maturity, 2015, subject to redemption at SEK’s option only, beginning 2010 with approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million)

(2) Perpetual maturity subject to redemption at SEK’s option only, beginning in 2008 with the approval of Swedish Financial Supervisory Authority (Nominal USD 350 million)

(3) Excluding derivative contracts due to relating hedge positions. Current fair value of these derivates can be seen in Note 12. Cash payment obligations associated with such derivative financial instruments designated in a hedge relationships are arranged to correspond in timing and  inversely in amount with cash flows under settlement of hedged assets and liabilities.

(4) All figures in the tables above represent book values.  Cash flows related to interest payments are not included.

(5) The share of total assets and total liabilities that expires after 10 years or more 10 percent and 22 percent respectively.

(6) Differences in maturity in interest term in assets and liabilities matches with the assistance of derivatives contracts.

(7) The table present the period in which the undisbursed credit finally is repaid by customer. The amount could under certain circumstances be called on demand.

Items other than financial instruments with approximate expected recovery time within less than 12 months: Other assets; Prepaid expenses and accrued revenues, Other liabilities; and Accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. With regard to liabilities with maturity between one and three months, the Company has the intention to refinance these through borrowing on the financial markets.

Note 27. Financial assets and liabilities at fair value

December 31, 2008

				Maximum exposure to Credit Risk
				Financial assets at
Consolidated Group				fair value through	Assets available	Loans and
(Skr mn)	Book value	Fair value	Surplus (+)/Deficit(-)	profit or loss	for sale	receivables
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,494.7	1,498.1	3.4	0.0	0.0	1,483.7
Other interest-bearing securities except credits	136,551.4	132,119.4	-4,432.0	8,371.7	0.0	128,793.0
Credits in the form of interest-bearing securities	63,609.3	62,386.4	-1,222.9	3,519.0	0.0	60,005.8
Credits to credit institutions	48,399.6	47,309.0	-1,090.6	0.0	0.0	58,650.6
Credits to the public	70,440.2	66,426.2	-4,014.0	0.0	0.0	76,926.8
Derivatives	38,929.1	38,929.1	0.0	38,929.1	0.0	0.0
Total financial assets	359,424.3	348,668.2	-10,756.1	50,819.8	0.0	325,859.9

Borrowing from credit institutions	3,310.0	3,310.0	0.0
Borrowing from the public	185.7	185.7	0.0
Senior securities issued	305,971.8	303,311.1	-2,660.7
Derivatives	39,414.6	39,414.6	0.0
Subordinated securities issued	3,323.5	755.2	-2,568.3
Total financial liabilities	352,205.6	346,976.6	-5,229.0

December 31, 2007, Restated

				Maximum exposure to Credit Risk
				Financial assets at
Consolidated Group				fair value through	Assets available	Loans and
(Skr mn)	Book value	Fair value	Surplus (+)/Deficit(-)	profit or loss	for sale	receivables
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,857.9	1,889.3	31.4	1,421.0	0.0	435.5
Other interest-bearing securities except credits	147,849.3	148,131.2	281.9	22,072.4	8,287.5	117,967.4
Credits in the form of interest-bearing securities	45,983.7	46,274.3	290.6	2,963.8	2,794.7	39,967.0
Credits to credit institutions	24,812.6	24,802.2	-10.4	0.0	0.0	24,922.1
Credits to the public	48,702.0	48,715.6	13.6	0.0	0.0	70,758.1
Derivatives	20,326.5	20,326.5	0.0	20,326.5	0.0	0.0
Total financial assets	289,532.0	290,139.1	607.1	46,783.7	11,082.2	254,050.1

Borrowing from credit institutions	2,064.1	1,986.6	-77.5
Borrowing from the public	42.7	41.5	-1.2
Senior securities issued	267,345.6	267,350.3	4.7
Derivatives	13,224.8	13,224.8	0.0
Subordinated securities issued	2,837.0	2,841.7	4.7
Total financial liabilities	285,514.2	285,444.9	-69.3

Financial assets and financial liabilities in the balance sheet are generally measured at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using the fair value option, are measured at amortized cost.

In the process of estimating or deriving fair values for items not measured at fair value in the balance sheet, certain simplifying assumptions have been made. In the cases where quoted market values for the relevant items are available, such market values has been used. However, for a large portion of the items there are no such quoted market values. In those cases, the fair value has been estimated or derived. The process of deriving such values naturally involves uncertainty. Accordingly, the fair values reported  do to a large extent represent values that have been estimated by the Company.

The book value of derivative instruments, which here is representing maximum exposure to credit risk in accordance with certain regulations, does not reflect SEK’s real exposure. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents SEK’s real exposure. In the case where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases, SEK has negotiated collateral agreements.

Maximum exposure to credit risk for Credits to credit institutions and Credits to the public include undisbursed credits at year-end. For further information on credit risk protection, see Note 32.

Note 28. Assets, liabilities and derivatives denominated in foreign currencies

Assets, liabilities and derivatives denominated in foreign currencies (i.e., currencies other than Swedish kronor) have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

The relevant exchange rates for the currencies representing the largest portions of the Consolidated Group in the balance sheet reported assets and liabilities are presented in table below (expressed in Swedish kronor per unit of each foreign currency). The portion at year-end represents portion of aggregated volumes of assets and liabilities denominated in foreign currency. Foreign currency position at year-end represents the net of all assets and liabilities in the balance sheet in each currency.

	December 31, 2008			December 31, 2007, Restated
		Portion at	Foreign currency		Portion at	Foreign currency
	Exchange	year-end,	Portion	Exchange	year-end,	position
Currency	rate	%	at year-end	rate	%	at year-end
SKR	1	69.1	n.a.	1	56.3	n.a.
USD	7.7525	18.1	-2,291.5	6.4675	4.4	-375.5
EUR	10.9355	9.7	-1,171.1	9.4735	36.5	444.7
CHF	7.3455	1.6	-204.7	5.6985	1.7	-149.3
GBP	11.2475	0.7	94.4	12.905	0.5	40.4
THB	0.223	0.2	-25.0	0.2155	0.0	0.0
Others	—	0.5	-32.1	—	0.6	-48.3

Total foreign currency position			-3,630.0			-88.0

SEK’s foreign currency risk is generally limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk mangement, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions exclusive of unrealized fair value changes amounted to Skr 141.2 million (2007: 36.7). Assets and liabilities denominated in foreign currency are included in the total amount of assets and liabilities reported by the following amounts (expressed in millions of Swedish kronor).

		Restated
	December 31, 2008	December 31, 2007
	Consolidated	Consolidated
(Skr mn)	Group	Group
Total assets	370,014.2	297,236.8
of which denominated in foreign currencies	328,977.1	269,033.7
Total liabilities	359,619.9	292,626.4
of which denominated in foreign currencies	327,987.3	269,250.0

Note 29. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

•                  Shareholder, the Swedish State

•                  Organizations that are controlled through a common owner, the Swedish State

•                  Key management personnel

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN - The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 14 percent of the Company’s outstanding loans on December 31 2008, were guaranteed by the Swedish State. SEK administers, in return for compensation, the Swedish State’s export credit support system, and the Swedish State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the Swedish State, SEK is reimbursed for certain costs under the S-system. See Note 1(c) and Note 24.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favor of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations. SEK pays a commercial fee for this guarantee. See Note 3.

On December 18, 2008, SEK received an injection of Skr 3 billion in new capital from its owner, the Swedish State. SEK did also receive from the Swedish State all the shares of Venantius AB, as a part of the state´s program to strengthen SEK’ s capacity to finance the Swedish export industry. See Note 31.

In addition, on February 5, 2009 the State decided, via the Swedish National Debt Office, to provide SEK with a loan facility amounting to Skr 100 billion, an action approved by parliament. Furthermore, parliament has authorized the government to be granted SEK the possibility, on commercial conditions, to buy government guarantees for its new borrowing up to Skr 450 billion.

The Company enters into transactions in the ordinary course of business with entities that are partially or wholly-owned or controlled by the Swedish State. The Company also extends export loans (in the form of direct or pass-through loans) to entities related to the Swedish State. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

Key management personnel include the following positions:

•                  The Board of directors

•                  The President and CEO

•                  Other members in the Executive Committee

For information about remuneration and other benefits to key management personnel, see Note 5 Administrative expenses.

The following tables summarizes the Consolidated Group´s transactions with its related parties:

	Shareholder, the Swedish State		Organizations that are controlled through a common owner, the Swedish State		Total
The year ended and as of December 31, 2008		Interest income/ Interest		Interest income/		Interest income/ Interest
(Skr mn)	Assets/Liabilities	expense	Assets/Liabilities	Interest expense	Assets/Liabilities	expense
Treasuries/government bonds	1,495	36			1,495	36
Other interest-bearing securities except credits			4,456	211	4,456	211
Credits in the form of interest-bearing securities			1,859	101	1,859	101
Credits to credit institutions			2,074	229	2,074	229
Credits to the public			460	16	460	16
Total	1,495	36	8,849	557	10,344	593

Borrowing from credit institutions
Borrowing from the public	186	4			186	4
Senior securities issued
Other liabilities
Total	186	4	0	0	186	4

	Shareholder, the Swedish State		Organizations that are controlled through a common owner, the Swedish State		Total
The year ended and as of December 31, 2007		Interest income/ Interest		Interest income/		Interest income/ Interest
(Skr mn)	Assets/Liabilities	expense	Assets/Liabilities	Interest expense	Assets/Liabilities	expense
Treasuries/government bonds	1,858	57			1,858	57
Other interest-bearing securities except credits
Credits in the form of interest-bearing securities			2,238	256	2,238	256
Credits to credit institutions			1,532	144	1,532	144
Credits to the public
Total	1,858	57	3,770	400	5,628	457

Borrowing from credit institutions
Borrowing from the public	43	2			43	2
Senior securities issued
Other liabilities
Total	43	2	0	0	43	2

	Shareholder, the Swedish State	Organizations that are controlled through a common owner, the Swedish State	Total
The year ended December 31, 2006	Interest income/	Interest income/ Interest	Interest income/
(Skr mn)	Interest expense	expense	Interest expense

Treasuries/government bonds	106		106
Other interest-bearing securities except credits		128	128
Credits in the form of interest-bearing securities		41	41
Credits to credit institutions		64	64
Credits to the public		13	13
Total	106	246	352

Borrowing from credit institutions
Borrowing from the public	2		2
Senior securities issued
Other liabilities
Total	2	0	2

Note 30. Acquisition of Venantius

Acquisition of Venantius AB (publ)

Headquartered in Stockholm

Corporate identity number 556449-5116

In November 2008, the Swedish government proposed that AB Svensk Exportkredit’s capacity to assist the Swedish export industry with long-term funding be improved. As part of this, AB Svensk Exportkredit received all of the shares in Venantius AB through a shareholder’s contribution on December 18, 2008. AB Svensk Exportkredit obtained control over the operations upon the date of acquisition.

Venantius was established in 1995, according to a parliamentary decision, in order to take over loan facilities with potentially high credit risk from SBAB. The loan portfolio comprised Skr 33 billion in housing loans at the time. At the time of the acquisition, the equity in Venantius AB amounted to Skr 2.4 billion, credits to the public totaled approximately Skr 0.5 billion and liquid funds amounted to approximately Skr 1.9 billion.

AB Svensk Exportkredit and Venantius AB are controlled through a common owner, the Swedish State. AB Svensk Exportkredit has chosen to account for the contribution of Venantius AB using the purchase method of accounting.

The value of the shares in Venantius AB received through a shareholder’s contribution and the value of assets and liabilities prepared by management and in doing so considered in part an independent valuation.

The amounts presented in the following tables provide information on the carrying amounts and fair value adjustments. The pre-acquisition carrying amounts were determined based on the applicable IFRSs immediately before the acquisition. SEK is in the process of reviewing the final values for the acquired company, but no material adjustments are expected. The main reason for presenting preliminary values is for the valuation of the credit portfolio.

At the time of the acquisition Venantius AB had 11 employees. Annual revenues in 2008 amounted to approximately Skr 145 million.

For practical reasons, it is not possible to specify earnings according to IFRS as the company did not follow IFRS accounting rules before the acquisition. The contribution from Venantius AB from the date of the acquisition to December 31, 2008 has amounted to Skr 9.2 million.

The acquisition value accounted for in SEK, including the costs of the acquisition, is shown in the table below (in Skr million):

Shareholder’s contribution from the Swedish State	2,440.3
Additional costs of the acquisition	1.0
Total	2,441.3

Fair value of assets and liabilities for the acquired company, Venantius AB

	2008
Skr mn	Carrying amounts in Venantius AB	Acquisition adjustments	Recognized values

Intangible assets	0.0	1.3	1.3
Tangible assets	0.7		0.7
Credits to credit institutions	1,858.2	15.0	1,873.2
Credits to the public	520.3		520.3
Deferred tax assets	15.7		15.7
Other assets	70.5		70.5
Other liabilities and provisions	-37.2	-4.2	-41.4
Net identifiable assets	2,428.2	12.1	2,440.3
Shareholder´s contribution from the Swedish State (1)			-2,440.3
Total			0.0
Cash and cash equivalents acquired			558.2
Total			558.2
Additional costs of the acquisition			-1.0
Net cash outflow			557.1

(1) All shares in Venantius AB have been transferred to SEK through a shareholder´s contribution.

Note 31 Capital adequacy and exposures

Capital requirements

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of December 31, 2008 was 21.4 percent (2007: 17.1) before the inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2008 was 15.5 percent (2007: 8.9). The Tier-1-ratio was 14.8 percent (2007: 6.5). SEK´s increased capital ratios have mainly resulted from the government´s contribution of new capital during 2008.

In December 2008 the Swedish Financial Supervisory Authority decided on new regulations concerning the calculation of capital with the effect that credit institutions and securities companies can have a larger proportion of “other capital than equity” in their capital base. This other capital — so-called “Tier-1-eligible capital” is allowed to be added to Tier-1 capital up to 30 percent of the total amount of Tier-1 capital excluding such capital before, in comparison to the previously allowed 15 percent. The amended regulation impacted SEK´s Tier-1-ratio positively by 1.3 percentage points.

Capital Requirements in Accordance with Pillar I

	Consolidated Group
	December 31, 2008		December 31, 2007
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardised Method	1,444	116	391	31
Credit Risk IRB Method	60,507	4,840	37,370	2,990
Trading Book Risks	—	—	3,743	299
Currency Exchange Risks	—	—	—	—
Operational Risk	2,126	170	1,512	121
Total Basel II	64,077	5,126	43,016	3,441

Basel-I Based Additional requirement (1)	24,071	1,926	39,397	3,152
Total Basel II inkl. Additional Requirement	88,148	7,052	82,413	6,593

Total Basel I	97,942	7,835	86,749	6,940

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group
(Skr mn)	December 31, 2008	December 31, 2007
Primary Capital (Tier-1)	13,066	5,338
Supplementary Capital (Tier-2)	619	2,003
Of which:
Upper Tier-2	72	1,544
Lower Tier-2	547	459
Total Capital Base	13,685	7,341

Adjusted Tier-1 Capital (2)	13,666	5,938
Adjusted Total Capital Base (3)	14,285	7,941

(2) Total Capital base, net after reductions including reduction for estimated loss in accordance with IRB calculations. The Capital base includes net profit for the period less expected dividend related to the said period. The capital base for December 31, 2007, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 34.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of SEK’s guarantee, amounting to Skr 600 million, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group
	December 31, 2008		December 31, 2007
	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement
Total Capital Adequacy	21.4%	15.5%	17.1%	8.9%
Of which:
Rel. To Tier-1	20.4%	14.8%	12.4%	6.5%
Rel to suppl capital	1.0%	0.7%	4.7%	2.4%
Of which:
Upper Tier-2	0.1%	0.1%	3.6%	1.8%
Lower Tier-2	0.9%	0.6%	1.1%	0.6%
Adjusted total	22.3%	16.2%	18.5%	9.6%
Of which:
Adjusted Tier-1	21.3%	15.5%	13.8%	7.2%

Capital Adequacy Quota (4)	2.67	1.94	2.13	1.11

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Exposures

The tables below include amounts of total exposures, calculated to take into account risk mitigation technique in the form of guarantees, as well as credit derivatives.

(Skr billion)	Total				Credits & Interest-bearing securitites				Undisbursed credits, Derivatives, etc
Classified by type of	December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Belopp	%
Central Governments (5)	43.2	13	32.8	11	32.6	11	24.5	9	10.6	31	8.3	28
Regional governments	21.2	6	20.5	7	19.1	6	15.3	6	2.1	6	5.2	18
Government export credit agencies	41.4	12	25.8	9	33.3	11	19.1	7	8.1	24	6.7	23
Financial institutions	157.5	46	145.6	49	146.4	47	138.1	51	11.1	32	7.5	25
Asset backed securities	43.6	13	48.7	16	43.6	14	48.7	18	0.0	0	0.0	0
Retail (6)	0.1	0	0.0	0	0.1	0	0.0	0	0.0	0	0.0	0
Corporates	35.5	10	25.0	8	33.0	11	23.2	9	2.5	7	1.8	6
Total	342.5	100	298.4	100	308.1	100	268.9	100	34.4	100	29.5	100

(5) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

(6) Retail exposures are as a whole related to exposures of Venantius AB.

The table above shows a breakdown, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearing securities, committed undisbursed credits (including guarantees and credit default swaps) and derivatives. Exposure amounts for derivatives are stated at market value and take into account netting permitted under netting agreements. Other items outside the balance sheet are stated in nominal amounts.

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-cover and any write-downs) related to asset-backed securities held. All of these assets represent first-priority tranches, and they were all rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at the time of acquisition. Two of these assets have since been downgraded, namely the two CDOs to which the Company has net exposures. These CDOs represent exposures to the U.S. mortgage market.

Securitization positions held as of December 31, 2008

Net exposures (Skr mn)

									...of which	...of which	...of which
		Credit	Auto		Consumer				rated	CDO rated	CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’/‘Aaa’	‘B’/‘Caa3’	‘CC’/‘Caa3’
Australia	7,870							7,870	7,870
Belgium	930							930	930
Denmark							547	547	547
France			492		96			588	588
Ireland	1,603						496	2,099	2,099
Italy	156							156	156
Japan			53					53	53
Holland	1,869		124				600	2,593	2,593
Portugal	557							557	557
Spain	2,515		410		680		1,191	4,796	4,796
U.K.	14,042	1,426						15,468	15,468
Sweden				317				317	317
Germany			2,156	94				2,250	2,250
U.S.		547				615	4,051	5,213	4,598	365	250	(7)
Total	29,542	1,973	3,235	411	776	615	6,885	43,437	42,822	365	250

(7)  This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during the year, by Standard & Poor’s from ‘AAA’ to ‘CC’ and by Moody’s from ‘Aaa’ to ‘Caa3’. Due to the dramatic rating downgrade, the Company has analyzed the expected cash flows of the asset. Based on information presently known, the Company has determined to write down the value of the asset by Skr 135 million.

Note 32. Risk and Capital Management

As of 2007, the capital required for the Company has been calculated according to the so-called Basel II regulations. Through 2009, the new rules are subject to transitional rules based on the old Basel I requirements. The Basel II regulations are more risk-sensitive than the Basel I regulations, and in the Company’s view, more appropriately assess its capital needs. The Company, therefore, primarily focuses on these regulations, without any regard to the transitional rules other than meeting the formal transitional requirements.

The Company has assessed its capital position for the next three-year period. In summary, the assessment concludes that the expected available capital balances the Company’s expected risks in the different scenarios that the Company envisages in a way that should support SEK´s high creditworthiness. SEK’s total capital requirement as of December 31, 2008 was (exclusive of the Basel I based additional requirement) Skr 5,126 million (2007: 3,441).

Risk Management Ability Provides Business Opportunities and Stability

Risk management is a key factor in SEK’s ability to offer its customers favorable financing solutions and develop SEK’s business activities and thus contribute to the Company’s long-term development.

SEK’s customers often require large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk-mitigating measures. Therefore, in order to be able to carry out such transactions, a well-developed risk management program is required with the ability to discern the counterparties and transactions that are desirable. Risk management requires knowledge and processes that are able to handle previously well-known risks with well-defined techniques but also identify new risks and manage them by developing new techniques.

It is not only in customer financing that risk management skills are vital for success. Based on SEK’s business model, which has been used for many years, SEK’s borrowing activities benefit from the market’s various types of risk preferences. By being flexible and accepting new types of structures at an early stage — but also being able to handle the risks — it is possible to satisfy investor demands regarding risk exposure and at the same time obtain funding on favorable terms. A key part of this management is transaction documentation. For many years, SEK has been pushing forward the development of documentation techniques.

Risk management and risk control

Providing its customers with financial solutions and products means that SEK exposes itself to various risks that have to be managed. The Company’s profitability is directly dependent on its ability to assess, manage and price these risks, while at the same time retaining sufficient capital strength to be able to meet unforeseen developments. For this reason, the risk management process is a constant priority for SEK and is continuously developed. Support from the Board, a clear line of decision making, combined with awareness of risk among our employees, uniform definitions and principles, and control of risks incurred within an approved framework, as well as a transparency in the external accounts, make up the cornerstones of SEK’s risk and capital management.

SEK defines risk(1) as the probability of a negative deviation from an expected financial result. Risk management includes all activities that affect assumption of risk, i.e., SEK’s processes and systems that identify, measure, analyze, monitor and report risks at an early stage. Adequate internal controls, consisting of a set of rules, systems and routines, as well as follow-up of adherence to them, ensures that the Company is run in a safe, efficient and controlled manner. By risk control, we mean all activities for measuring, reporting and following-up risks, independent of the risk-taking commercial units. SEK exercises risk control from two different perspectives, (i) partly through risk-related management and control that primarily includes risk management and limits, and (ii) partly through management and control that is carried out at the company level and which includes organization, corporate governance and internal controls.

(1) Risk is a balancing of the probability of consequence of any given event. The expression “risk” is generally used when there is at least one negative consequence of an event. The balancing means that the risk, in total, may be high, even if the probability is low, depending on whether or not the consequences are serious.

The ultimate responsibility for SEK’s business, and for assessing whether it is carried out with a good internal control system, is held by the Board of Directors. The Board has established a dedicated Finance Committee whose primary task is to follow up, check, and manage SEK’s risk profile, risk level and capitalization. The Board’s Credit Committee makes up, after the Board, the highest decision-making body in individual matters relating to credits.

The Board draws up central policy documents, and at every meeting, receives a summary report of the risk situation. The President is responsible for ongoing administration. In addition to the Board and the President, there are committees with various competences to make decisions depending on the types of risks. During 2008, there have been no significant changes to SEK’s objectives, principles, risk management methods or methods of measuring risk. Furthermore, except as otherwise disclosed herein and in our Annual Report on Form 20-F, our exposure to various types of risk, or their origins, has not changed materially.

The committee of the Executive Committee responsible for finance (the Asset and Liability Committee, ALCO), which the President chairs, manages, among other things, questions regarding SEK’s overall risk level and proposes market risk limits and methods for risk measurement and distribution of internal capital. ALCO draws up supervisory documentation for distribution of responsibility and handling of SEK’s risk types and for the relationship between risk and capital within the framework of the Board’s overall capital policy.

The Executive Committee’s Credit Committee, which the president chairs, is responsible for matters that impact credits and credit risk management within SEK. Within the framework for its mandate, and on the basis of the order of delegation decided by the Board, the Credit Committee has the right to make credit decisions.

SEK’s risk-related management and control is directed towards credit, market, liquidity, and operational risks. The management and control at the corporate level include the entire Company, i.e., all risks, but are directed especially at risk appetite and ambient risk. The independent risk control is carried out by the Risk Control function, which reports to the Head of Risk and to the President. SEK’s policy documents for the risk and capital areas are reviewed and updated annually by the Head of Risk, but are enacted by the respective decision-making bodies.

Based on a portfolio perspective, Risk Control is responsible for control, analysis and reporting of financial risks. These risks are primarily made up of credit and counterparty risks, market risks, as well as funding and liquidity risk. The function follows up the Company’s scope and alignment regarding risk strategy, risk management and rating methods for credit risk classification, as well as calculating, analyzing and forecasting regulatory capital adequacy and the need for economic capital. The function is also responsible for the choice of methods and models and must act as a center of excellence with the task of contributing to increasing SEK’s risk management capacity, with the intention of analyzing diversification and risk mitigation effects. An important part of Risk Control’s work is performed by keeping pace with the business functions with regard to the risks that occur in the Company and, thereby, being able to manage new questions that arise within the area.

There is also a Compliance function in SEK. The overall purpose of this function is to secure adherence to the various rules governing SEK.

Internal audit, which is independent of the commercial activities and reports to the President, but is also obliged to report to the Board, investigates and assesses the efficiency and integrity of the risk management described above. It is a fundamental principle for all control functions to be independent of the commercial activities.

See the chart below that shows SEK’s organization for management and control.

Aim, focus and objectives of risk management

As stated above, risk management is a central part of SEK’s business model and activities. Meeting customers’ financing needs does not rely only on efficient and innovative risk management of the transactions themselves. It is equally important to be able to take advantage of market opportunities in order to obtain funding and manage liquidity on attractive terms. This in turn provides the basis for favorable conditions for granting credits. The focus of risk management is mainly to reduce and limit risks since SEK’s business model implies a transaction volume which is large in relation to the capital base. The objective of risk management is to create conditions under which SEK is able to meet the needs of its customers, particularly regarding financing needs. SEK also wishes to take advantage of business opportunities in such a manner that net risks are at levels that are sustainable in the long-term in relation to SEK’s capital base. The aim is to maintain high creditworthiness. Risk management contains two important components. One is to manage risks so that net risks are kept at the right level. The other is to assess internal capital adequacy and ensure a level and composition of the capital base that is in harmony with the development of business activities.

Basic Principles of Risk Management

•                  SEK will carry out its business in such a manner that SEK is perceived as a first-class counterparty by its business counterparties.

•                  SEK shall be selective in its selection of counterparties in order to ensure high creditworthiness.

•                  All SEK’s credit commitments will at all times be fully funded through maturity.

•                  SEK will at all times have a capital base that is well above regulatory requirements.

Risks — an Overview

In its business activities SEK is exposed to a number of different risks: from credit risk to operational risk. In order to be able to offer customers financial solutions — for the most part long-term financing solutions that promote Swedish exports — SEK sometimes carries out transactions that, without risk-mitigation activities, would have a higher risk than the Company considers acceptable.

In order to be able to carry out such transactions despite this, SEK uses a number of methods to reduce or transform risks to the desired levels. The main methods used for reducing or transforming risks include derivative instruments and guarantees. As a result, SEK’s net risks — although SEK’s gross exposure in certain cases may be considerable — are controlled, limited, and relatively low.

To ensure that the inherent gross exposure of a transaction can be converted in an effective and controlled manner, SEK has developed clear guidelines with regard to which gross exposures can be acceptable and which risk conversion techniques can be applied.

The following risk categories are particularly important to SEK:

Credit risks are SEK’s largest risks. Credit risks are inherent in all assets and other contracts where a counterparty is obliged to fulfill obligations. Credit risks are limited through the methodical and risk-based selection of counterparties, and they are managed, among other things, by the use of guarantees and credit derivatives.

Market risks arise due to mismatches of assets and liabilities in individual currencies or in interest-rate terms. The resulting market risks are denoted, currency exchange-rate risks and interest-rate risks, respectively. Market risks can also arise in transactions that include embedded derivative contracts. Mostly, SEK manages market risks related to embedded derivative contracts by entering into matching (off-setting) transactions. An embedded derivative contract is a part of a host contract (for instance, a bond) and its effect is that some or all of the cash flow of the host contract will be determined by the development of the value of the underlying assets/debts/prices or other values that are defined in the embedded derivative contract.

Interest-rate risks are managed at an individual contract level, and at a total portfolio level. The interest-rate risks are restricted by limits set by the Board of Directors.

Currency exchange-rate risks are kept at a low level since SEK usually matches assets and liabilities in terms of currencies. The remaining currency exchange-rate risk, which is limited, arises due to the difference between revenues and costs (net interest margins) related to assets and liabilities in the respective currencies. Currency exchange-rate risks are restricted by limits set by the Board of Directors.

Market-related counterparty risks — which are a kind of credit risk — arise when derivative instruments are used to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with good creditworthiness. A further reduction of the risk is achieved since SEK strives to obtain collateral or mark-to-market agreements with its counterparties before the derivative contracts are entered into. These agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed upon in advance. The formulation of the agreements safeguards that the agreed risk levels will not be exceeded, independent of which market value changes occur.

Funding and liquidity risks. SEK defines funding and liquidity risk as the risk of not being able to meet its own payment obligations when due without the cost of obtaining funding increasing significantly. SEK applies a conservative policy concerning funding and liquidity risks in order to avoid liquidity risk. The policy means that all contracted credit commitments, including unpaid credit, will be funded through maturity. SEK plans to be able to continue to grant new loans at the normal scope for approximately one year without having to take any new loans. SEK’s funding and liquidity risk is measured on the basis of different forecasts regarding the development of available funds defined as shareholders’ funds and untaxed reserves as well as borrowing in comparison with different credit commitments. See the chart “Development over time of SEK’s available funds”.

Operational risk. Since SEK’s transactions often have long maturities and a high level of complexity, SEK has high demands on systems, processes, and employees in order to minimize operational risk. The extensive risk management conducted by SEK is often complicated and, therefore, leads to additional operational risk that is minimized in a corresponding way. There is also a risk that SEK’s reputation will be damaged if the Company fails to comply with current legislation and best practice or in another manner fails to meet its commitments, even those that are not explicit. Such risks are reduced through active efforts relating to risk culture, compliance with regulations, and corporate governance.

The information in the following graphs on the next page is unaudited.

## Development of counterparty exposures (net) related to long-term credits

Outstanding and committed credits as at December 31, 2008

Skr bn
200
180
160
140
120
100
80
60
40
20
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Corporates
Financial institutions
Regional governments
States

## Counterparty exposure – gross

December 31, 2008

Corporates, 37%
Financial institutions, 43%
Securitization positions, 13%
States and regional governments, 7%

## Counterparty exposure – net

December 31, 2008

Corporates, 10%
Financial institutions, 46%
Securitization positions, 13%
States and regional governments, 31%

## Counterparty exposures (net) by rating and asset class

December 31, 2008

Skr bn
120
100
80
60
40
20
0
AAA
AA+
AA
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
BB
BB-
B+
B
B-
CCC
D
Corporates
Financial institutions
Securitization positions
States and regional governments

## Development over time of SEK's available funds

Borrowing plus shareholders' funds, and lending with maturities of more than one year, respectively, as of December 31, 2008

Skr bn
200
180
160
140
120
100
80
60
40
20
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Lending with maturities exceeding one year
Borrowing plus shareholders' funds exceeding lending

SEK’s risk management primarily involves using various techniques to transform gross risks into net risks that are at a level that is acceptable to SEK. The following describes management’s view on risk management for SEK’s most significant risk categories.

GROSS EXPOSURE

Credit risk (for more details see the section on Risk Data)

Some of SEK’s credits are granted to parties that have a lower credit quality and therefore higher risk than SEK wishes to be exposed to. This applies to a large extent to export credits where the ability to provide financing is a key competitive tool for the supplier. Even in cases where customers have good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial.

Market-related counterparty risk (for more details see the section on Risk Data)

Various derivative instruments such as swaps, forward contracts and options are used to limit and reduce risks. The value of these instruments can be considerable in the event of market changes, particularly for contracts with long maturities. This gives rise to a market-related counterparty risk for which realization of the value of such contracts depends on the counterparty’s ability to meet its obligations throughout the entire contract period.

Market risks — Interest rates (for more details see the section on Risk Data)

In order to be able to offer credits — often with complicated disbursement and repayment structures — with fixed interest at attractive terms, it is cost-efficient for SEK to take some interest-rate risk. SEK’s borrowing is also often made at fixed interest. SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which leads to interest-rate risk.

Market risks — Currency (for more details see the section on Risk Data)

SEK’s granting of credits and a large proportion of its borrowing can take place in the currency chosen by the borrower and investor respectively. It seldom happens that borrowing and lending are made in the same currency and therefore directly balance each other. Liquidity investments and some borrowing may, to the extent that market conditions allow, be made in the currencies SEK chooses in order to match assets and liabilities.

Market risks — Other markets (for more details see the section on Risk Data)

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

Funding and liquidity risk

SEK’s customers demand credits in different currencies and with different maturities. Maturities are often long. In order to avoid funding risk, it is SEK’s policy that all credit commitments must be funded until maturity. A limited liquidity risk exists, however, in the management of SEK’s liquidity.

Operational risk (for more details see the section on Risk Data)

SEK’s transactions often have long maturities and a high degree of complexity, which create operational risk. The extensive risk management carried out by SEK for different types of risk is often complicated and therefore leads to additional operational risk.

RISK MANAGEMENT

Credit risk (for more details see the section on Risk Data)

•                  By use of different methods for corporates, municipalities and financial institutions, SEK establishes credit ratings for its individual counterparties. Most of the counterparties against whom SEK accepts net exposures are also rated by one or more of the internationally recognized rating agencies. In order to be able to keep the credit risk at the desired level, SEK usually uses various types of guarantees and other risk-mitigating solutions. For export credits, where the ultimate borrower may have a low creditworthiness, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid larger than desired risks, SEK may also need risk mitigation in those cases where the counterparties have high creditworthiness, if the financing requirements are large. In such cases, credit derivatives are normally used. The counterparty risks related to the credit derivative contracts are usually managed through ISDA-agreements with a collateral or mark-to-market supplement.

Market-related counterparty risk (for more details see the section on Risk Data)

•                  In order to keep counterparty risks at a controlled and acceptable level, SEK methodically chooses counterparties with good credit quality for derivative transactions. To further reduce these risks, SEK strives to obtain collateral or mark-to-market agreements — which mean that the highest permitted risk level, regardless of market value changes that may occur, is decided in advance — from their counterparties before entering into a derivative contract.

Market risks — Interest rates (for more details see the section on Risk Data)

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

Market risks — Currency (for more details see the section on Risk Data)

•                  Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. Currency exposure also arises in the net interest income that is continuously generated in foreign currency. This is hedged regularly in order to minimize risks.

Market risks — Other markets (for more details see the section on Risk Data)

•                  Unwanted market risks in embedded derivatives are hedged by SEK using free-standing derivative contracts with offsetting risk profiles.

Funding and liquidity risk

•                  All credit commitments are funded throughout their entire maturity. Surplus borrowing is invested in assets with good credit quality and with a maturity profile that matches expected needs. SEK also has a strict policy for liquidity risk in its short term liquidity management. This policy includes requirements for backup facilities.

Operational risk (for more details see the section on Risk Data)

•                  SEK places great importance on developing structural capital by having clear and reliable routines, a clear division of responsibility, competent and knowledgeable employees and good systems support. SEK also conducts determined work on ethical and moral issues. Persistent and consistent conduct develops the risk awareness and attitudes of employees.

NET RISK

Credit risk (for more details see the section on Risk Data)

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

Market-related counterparty risk (for more details see the section on Risk Data)

•                  The combination of a careful choice of counterparties and collateral agreements leads to a limited net risk. All exposures related to market-related counterparty risk must be contained within set counterparty limits.

Market risks — Interest rates (for more details see the section on Risk Data)

•                  The net risk is limited. To the extent derivatives are used to manage interest-rate risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks — Currency (for more details see the section on Risk Data)

•                  The net risk only comprises an accrued net interest income in foreign currency, that is hedged regularly, which results in low risk. To the extent derivatives are used to handle currency risk, a market-related counterparty risk remains against counterparties in the derivative transactions.

Market risks — Other markets (for more details see the section on Risk Data)

•                  Generally, SEK does not have any net exposure to any types of risk other than interest rate, currency and credit risks. The derivatives used for hedging of undesired market risks result in a market-related counterparty risk against counterparties in the derivative transactions.

Funding and liquidity risk

•                  Overall, SEK has a limited and well controlled funding and liquidity risk.

Operational risk (for more details see the section on Risk Data)

•                  Operational risk exists in all operations and can never be totally avoided. Through consistent quality assurance work operational risk is kept at a controlled, acceptable level.

Basel II

As of 2007, the reformed Basel rules (Basel II) came into force in Sweden and the rest of the EU. The main purposes of the new rules were to achieve greater transparency and improved risk management in banks and financial institutions and, thus, boost the stability of the financial system. An important part of this approach is that institutions should maintain capital levels that are commensurate with the institutions’ risk profiles.

The main structure of the new system consists of the three so called pillars:

•                  Pillar 1 deals with minim um capital requirements for credit and market risks and also for operational risk, based on explicit calculation rules.

•                  Under Pillar 2 the Company shall identify risks and assess risk management from a wider perspective to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) also includes qualitative risks, which cannot be directly measured in the form of positions that can be covered by capital.

•                  Pillar 3 addresses greater openness and transparency, the manner in which institutions are to report (in the widest sense of the term) their operations to the market and the general public.

Internal Ratings-Based approach (IRB)

All of SEK’s counterparties must be rated internally except for those counterparties that are included in the exceptions from the requirement for internal risk classification that have been granted by the Swedish Financial Supervisory Authority to the Company. The decision concerning an internal rating for a counterparty is made by SEK’s Rating Committee. The committee members, who come from various functions within SEK, must provide both a wide and a deep level of expertise in risk assessment in total and experience in credit rating.

The design of the Company’s IRB-system includes a number of operational as well as analytical aspects.

The operational design concerns the organizational process for, and checks on, how counterparties are assigned risk classifications. Important operational aspects include, e.g., where in the Company the risk classification is made and established, and how the responsibility for follow-up, validation, and control is distributed throughout the organization.

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

By using the so-called Basel formula, the unexpected loss (UL) can also be estimated. In the Foundation IRB-model, only the PD is estimated internally. The values of the other parameters are set by the supervisory authority. Under normal circumstances the maturity will be 2.5 years and the LGD will be 45 percent. An internal ratings-based approach is a tool for improving the precision of credit assessments and to make them consistent. By storing historical data of counterparties’ defaults and credit rating history, SEK is able to follow up its credit assessments and through them create a clearer “institutional memory” in the organization. The history assists SEK in revealing and correcting erroneous systematic assessments. By having awarded each counterparty an explicit (cardinal) default probability, the Company can check its own risk classification against external sources. SEK’s internal ratings-based approach aims at assessing the credit risk of individual counterparties. In an expert-based system, the internal definitions of risk classes are often written in qualitative terms and without strict quantitative guidelines. In a more model-based system, each risk class is associated with the necessary quantitative conditions for various variables. The choice of an expert or a model-based method is partly determined by a company’s corporate culture, but also by the composition of the company’s customers. The expert-based method normally demands more resources and is therefore used primarily for classification of financial institutions and major corporates, while the classification of smaller corporates generally tends to be more standardized and determined by risk models.

SEK’s methodology for internal risk classification is based on both qualitative and quantitative factors. Within SEK, risk classification is based, to a high degree, on the analyst assessments, but also to a certain extent on statistical models or approaches. Within the framework of SEK’s basically expert-based system, we use quantitative models as support for, or checking of, the analysts’ risk assessment.

Through the use of different methods for corporates, regional governments and financial institutions, the individual counterparties are rated. The aim of using a common rating scale for all counterparties is, put simply, to be able to correctly price and quantify risk over time for SEK’s counterparties and, thereby, to maintain the desired risk level in the Company. The tool used for this is the rating, which is an ordinal ranking system. Therefore the risk classification within SEK is, to a great extent, a question of a relative assessment. The risk classification does not aim at estimating a precise probability of default, but rather to place the counterparty in a category of comparable counterparties, based on a risk perspective.

SEK’s internal rating system (the IRB system) comprises all of the various methods, work and decision processes, control mechanisms, supervisory documents, IT-systems, as well as processes and procedures that support risk classification and quantification of credit risk.

SEK’s Rating Committee

The Rating Committee’s task is based on analysis and credit assessment that is carried out according to established methods and rating proposals from the credit analysis function (Credit Management), (i) to establish ratings for new counterparties, (ii) when considered relevant, to reassess ratings for existing counterparties, and (iii) at least on an annual basis, to review credit ratings for existing counterparties. Committee members are appointed by the Executive Committee in such a way that the majority of the members represent non-business generating functions. The members must possess the requisite experience and expertise within areas that are relevant for the task at hand. A rating that has been established by the Rating Committee may not be overridden or amended by another body within SEK. The minutes of the Rating Committee are made up of memorandums drawn up by the analyst responsible and signed by members of the committee.

Rating methodology

Financial institutions

The two driving factors in SEK’s internal credit risk assessment for financial institutions are business risk and financial risk. The analyst is responsible for making a recommendation as the basis for the decision in the Rating Committee. In brief, the business risk is assessed based on an analysis of the counterparty’s business, market position and ownership, as well as the significance of legislation and regulations for its business activities.

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

SEK’s analysis seeks to rate financial institutions’ financial risk based on a traditional financial analysis in combination with our in-house-developed quantitative model. The aim of this dual approach is for both approaches to complement each other with the purpose of verifying the result between them, or in the case of any divergence, indicating that the analysis should be complemented with further in-depth assessment.  The rating, which makes up the quantitative model’s output, acts, within the framework of the total rating methodology, as an indicative rating of the counterparty’s financial risk. Therefore, alone it does not give an indication of the balanced final internal risk classification, which explicitly also takes into account, e.g., potential owner support or government ownership.

Corporates

In SEK’s internal credit risk assessment for corporates, the two driving factors are also business risk and financial risk. In the same way as for financial institutions, the analyst is responsible for making a recommendation as the basis for the decision in the Rating Committee. The currently applicable model for assessing financial ratios is, to a certain extent, based on median values of U.S. industrial companies and is, therefore, somewhat limited in its precision when solely calculating a corporate’s rating level from financial information. SEK has, however, during 2008 built up its own database of financial ratios, which is aimed to constitute the basis for a continued development of methodology. For this reason, in 2009 the Company plans to create a quantitative risk classification model for corporates, which is comparable with that which already exists for financial institutions.

Specialized lending

Within the exposure class corporate exposures, exposures that represent specialized lending are identified. For such exposures, SEK calculates risk-weights based on so-called slotting. According to the regulations, there are five categories for corporate exposures that are specialized lending. Categories 1—4 represent non-defaulted exposures, and category 5 represents defaulted exposures. The break-down by categories 1—4 is based on the increased risk levels for the exposures (where category 1 represents the lowest risk). Of SEK’s exposure at December 31, 2008, Skr 508 million (2007: 603) is attributable to category 1, that is, the category that represents the highest credit rating, and Skr 183 million (2007: 0) to category 3.The total size of the exposure, with consideration given to credit risk mitigation and conversion factors, was Skr 691 million at December 31, 2008 (2007: 603).

Positions in securitization positions

SEK applies the so-called ratings-based method for securitization positions. This means that the risk weight is determined by external credit assessments, based on the position’s credit quality step defined in accordance with the regulations governing external credit assessments. SEK has not acted in the role of originator or as participating institute with respect to such securities. SEK has only functioned as an investor.

Calculation of the risk-weighted assets according to the standardized approach

According to the standardized approach for credit risk, financial institutions must assign their exposures to the prescribed exposure classes and apply to the exposures the risk weights that are appropriate to the respective exposure classes. In certain cases, the risk weights may be in accordance with an external rating. External credit assessments may be used to decide which credit quality levels an exposure corresponds to. In order to determine this, financial institutions must use correspondence tables between the credit rating agencies’ various credit ratings and the credit quality scales that the Swedish Financial Supervisory Authority determines. SEK follows these instructions. Most of the exposures to which the Company has the permission to apply the standardized approach are related to the highest credit quality level, giving zero percent in risk weight.

Limits, risk reporting and risk measurement system

The highest level for decision-making for credit-risk limits is the Board. The Board has delegated its mandate to make credit decisions, with the exception of decisions that are matters of principle to the Board’s Credit Committee.

Calculation of the amount that indicates at which level a limit may be established is made based on the formula for calculation of the capital requirement under Pillar 1 of the Basel II regulations. As discussed previously, all parameters except PD are set by the supervisory authority. These conditions are, however, in line with the actual requirement for SEK’s entire existing portfolio, which makes it reasonable to use the Basel II formula as a starting point. This calculation also gives the minimum capital requirement that legislators have determined for calculation of the capital adequacy requirement, which is why it is also conceptually considered as a reasonable starting point.

The Board of Directors and the Executive Committee aim to have a good understanding of the function of the internal rating based approach, as well as a good understanding of the content of the reports from the risk classification system that are sent to them. The President and the Head of Risk inform the Board about all significant changes to, or exceptions from, instructions decided that govern the design and use of the Company’s risk classification system.

The Company’s Executive Committee acquires regular information from the independent risk control function (Risk Control). This information concerns the conclusions from the validation process, areas that are in need of improvement, and how the work with previously determined improvement measures is proceeding.

A central part of the regular reporting of credit risks to the Board of Directors and Executive Committee is based on the Company’s risk and product classification and risk estimates. Risk Control and the credit analysis function, Credit Management, are responsible for different parts of this reporting. The reporting includes distribution of counterparties and exposures across risk classes, risk estimates for each product and risk class, comparisons between estimates and realized outcomes for each product and risk class, migration between risk classes, as well as information about, and results of, the stress tests that are applied. In addition, the reporting also includes the Company’s use of credit risk protection, as well as the development of positions in securitization positions.

SEK-specific exemptions

SEK’s permission to base its capital requirement for credit risk on the IRB approach covers the majority of the Company’s exposures. The Company’s application for the IRB approach for credit risk included a request for approval of an exemption from the basic requirements for an IRB approach in two regards. The two exemptions, which were approved, were the following:

•                  Exemption from the IRB approach for export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) or corresponding foreign entities within the OECD.

•                  Exemption from the IRB approach for the exposure class governments.

Consequently, SEK has previously been granted exemption for the above exposures. In January 2009, the Swedish Financial Supervisory Authority granted the Company the right, through December 31, 2012, to apply the standardized approach for these exposures.

On November 20, the Swedish parliament, on the basis of the governmental bill 2008/09:73, decided to transfer to SEK 100 percent of the shares in Venantius AB. The transfer of the shares in Venantius AB, which occurred without compensation (unconditional shareholder contribution), was carried out on December 18, 2008. Venantius’ assets primarily consisted of loan receivables and the investment of liquid funds. In December 2008, SEK applied for a concession, with the support of FFFS 2007:1, chapter 38, section 20, for time-limited authorization to apply the standardization method for credit risks attributable to loan receivables in Venantius AB. In January, the Swedish Financial Supervisory Authority also granted the Company the right, to apply the standardized method for these exposures through December 31, 2012.

Exposure classifications within SEK

All of SEK’s exposures must be assigned to an exposure class. In order to secure maximum congruity between the different calculations, for which exposure classes make up a calculation factor, the definitions that are used for the exposure classification must, as far as possible, be the same. The definitions to be used are laid out in the current capital adequacy regulations.

The Company’s exposures are limited to central government exposures, exposures to regional governments, financial institutions exposures, and corporate exposures, as well as to securitization positions (positions in securitization positions). This means that the Company in principle does not need to take into account potential boundary problems between retail and corporate exposures except for Venantius AB, where minor boundary problems may arise.

Responsibility for all exposure classifications within SEK is held by the credit analysis function, Credit Management.

The validation process

A basic requirement for using an IRB system is that the company has a continual and well-functioning process for validation of all parts of the system. It is, therefore, SEK’s responsibility to prove that the internal risk estimates have sufficient ability to predict probability of default. The company must have a stable system for validating the risk classification system and estimates of the risk parameters.

The validation process must comprise a consistent and appropriate analysis of whether the risk classification system measures risk in a satisfactory way. Validation takes place regularly, at least once a year. The Company compares realized values with risk parameter estimates in the dimensions where own estimates are used. The analysis is partly made on outcomes from the most recent period and partly on outcomes during the entire period for which the Company has available data. As far as the PD dimension is concerned, the Company analyzes the strength of the risk classification system’s ability to discriminate, i.e., how well the risk classification discerns between counterparties and exposures that default or migrate during the period and those that do not. The Company must always decide on suitable actions when the validation process shows that the results deviate more than expected from the institute’s estimate and risk classification. The analysis must take into account economic cycles and similar systematic variation in realized defaults and in rating migrations. If the result shows that the risk parameters are higher or lower than the estimated values over an extended period, the Company must adjust its estimates.

The reliability of SEK’s IRB system is indicated by how well the forward-looking estimates relate to the outcomes that are observed later. An ongoing and well-functioning validation process creates conditions to discover differences, which in turn increase the opportunities for remedying any faults in the IRB system.

SEK analyses the correlation between SEK’s internal risk classification and external credit ratings. The analysis as of December 31, 2008 shows that SEK’s risk classification was more conservative than the corresponding classification from the two rating agencies Standard & Poor’s and Moody’s.

The validation process ensures that, among other things, (i) the assumptions and methods for the classification models are appropriate, (ii) the risk classification process is used in a uniform way within the Company’s various business areas, (iii) the system identifies exposures and counterparties with differing credit risks, and (iv) that the system ensures reliable and precise estimates of the risk parameters that the Company uses.

When assessing whether the classification system is consistent, the principles for the choice of classification models and explanatory factors must be stated. It must also be possible to prove that the principles are still relevant. The Credit Management function is responsible for this.

When different models are developed, documentation of the development plays a central part, especially with the assessment of existing and future models based on quantitative methods. The documentation must also take a position on known permanent and temporary deficiencies in the classification models.

The Company has internal instructions for cases in which the risk parameter estimates deviate from the actual values so much that there is reason to doubt the correctness of the estimates. The instructions take into account variations in the economic situation and similar systematic variations in counterparties’ rating migration. If the actual values continually deviate more than expected from the estimates, the Company’s independent risk control function (Risk Control), in cooperation with the Company’s Rating Committee, revises the estimate upwards or downwards, in order that they more correctly reflect the Company’s experience. All of this is included in the validation process for which Risk Control is responsible. Risk Control continually works at developing and improving its validation methods in accordance with changes in best practice in the industry.

The IRB Use Test

An important criterion for the qualitative validation of the IRB system is the actual application of the rating result in SEK’s risk and business processes. This type of qualitative validation thus aims at assessing how well different internal administrative processes and routines work, and can be described as a process-oriented validation. In order to receive permission to employ an IRB system for calculation of capital requirements, the company must, according to the regulations, fulfill a so-called “Use Test”.

The Use Test entails that a company must be able to prove that the IRB system is well integrated in the organization and that it forms a central component in its business and risk management environment. In addition, it is a requirement that the IRB system and its different risk estimates must have great influence on decision-making and the company’s credit process. The Use Test is given great significance when the Financial Supervisory Authority assesses the reliability of SEK’s IRB system on an ongoing basis. A system that is well integrated within the business and on which the company’s routines for measuring and managing credit risk are based, is likely to be highly credible.

The Company’s internal product and risk classification and estimate of risk parameters form an integrated part of the Company’s corporate governance, credit process, risk management and internal allocation of capital. Estimates are well rooted in, and accepted by, the business organization. Within SEK, a product and risk classification of new counterparties and exposures are performed before credit decisions are made. The individuals and decision forums that are responsible for credit decisions are aware of a counterparty’s or exposure’s rating.

In principle, SEK applies the same value to risk parameters in its business processes as in the calculation of capital requirements. The Company also has documented cases where it uses different values in its business processes and in the calculation of the capital requirement. The adjusted values are primarily applied in the Company’s pricing model, as well as when the Company, in its internal capital adequacy assessment process, calculates the need for economic capital.

Credit risk protection

SEK’s credit risks are limited by methodical and risk-based selection of counterparties and are managed, among other things, by the use of guarantees and credit derivatives.

A purchased credit derivative contract provides the holder with the right, under certain presumptions — amongst others, default of the underlying, risk-covered counterparty — to sell an asset, for its nominal value, to the issuer of the credit derivative contract. Accordingly, credit derivative contracts make it possible for the buyer to create a combined risk (or double default risk) of the underlying counterparty and the issuer of the credit derivative contract. SEK converts large volumes of exposures, by the use of credit derivative contracts, to individual counterparties to combined (double default) exposures, where one counterparty (the issuer of the credit derivative contract) is a financial institution.

Through the use of contracts that obligate the individual issuer of credit derivative contracts to provide collateral in case the market value of the issued credit derivative contracts exceeds a certain level further reduces the total risk. The market value of a credit derivative contract is derived from the change in creditworthiness of the underlying, risk-covered counterparty. As a result, SEK will — if the creditworthiness of the underlying counterparty whose credit risk is covered by the credit derivative contracts deteriorates — successively receive collateral for the risks covered. This risk mitigation technique is, therefore, particularly efficient from a real risk management perspective.

Collateral

SEK uses various types of collateral in order to reduce and reallocate credit risks. Approved collateral under the collateral agreements based on the ISDA agreement is generally government bonds and cash. To a certain limited extent, other collateral is also used such as real estate, ships and aircraft mortgages, as well as security in leased equipment. A special type of security that is also used is a so-called environment certificate. The value of individual collateral is usually assessed as the equivalent to a long-term market value. Any collateral that SEK demands must be managed and documented in a manner that means that the collateral fulfills its function and can be used in the intended manner when needed. When a credit decision is made, the creditor’s assessed creditworthiness and ability to repay, as well as, when applicable, the value of any collateral is taken into account. The credit decision may be made on condition that certain collateral is provided.

Internal Capital Adequacy Assessment

One aspect of great importance under Pillar 2 is that institutions are responsible for designing their own processes for internal capital adequacy assessment (ICAAP). This requires that institutions must, in an overall and comprehensive manner, measure their risk and assess their risk management and, based on this, assess their capital needs. They must also communicate their analysis and conclusions to the Swedish Financial Supervisory Authority. The ICAAP must be documented and disclosed throughout the whole company. As part of its strategy planning process, SEK’s Board of Directors and executive management establish the company’s risk appetite and clear objectives with regard to the level and composition of the capital requirement.

SEK’s ICAAP is assessed by management as being well in line with the underlying principles, intentions and evaluations of the rules.

A company can assess its risks in accordance with pillar 2 in its internal process in two alternative ways, (i) either with a comprehensive model for the calculation of the need for economic capital, or (ii) as in SEK’s case, with the consolidation method (the so-called building block approach). In the latter method, SEK generally bases this on the regulatory capital requirements calculated in accordance with those models or methods that are approved in pillar 1 (in other words, for credit risks, market risks and operational risk). Thereafter, the assessment of capital requirements is complemented for other risks in accordance with pillar 2. Pillar 2 also includes qualitative risks that cannot be measured in the form of positions that can be covered with shareholder funds. Instead, the handling of these requires sufficient control measures.

However, for internal evaluation and assessment of the capital requirements regarding credit risks under pillar 2, SEK works with so-called economic capital, which in relation to the regulatory capital requirement is a more exact and risk-sensitive measurement.

The need for economic capital is based on a calculation of Value at Risk (VaR) and forms a central part of the Company’s internal assessment. SEK’s assessment of whether the Company, in addition to the capital requirement under Pillar 1, needs to allocate capital for credit risk under Pillar 2, is mainly based on a quantitative approach. This approach is also complemented with a comparative analysis of the capital requirement under the so-called Basel formula and the necessary economic capital (calculated with a confidence level of 99.9 percent). This quantitative approach is complemented with qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the mechanically calculated capital requirement under Pillar 1.

In addition, it is considered important to be able to break the difference down according to the various individual factors. Even if the net difference can be small, the analysis shows that the difference between the approach under Pillar 1 and Pillar 2, respectively, concerning individual factors may have a large impact on quantification of the risks. Factors which increase the capital requirement in the total internal assessment include the Company’s view on the loss proportion in the case of default (LGD), which is more conservative than what the Basel formula provides. Another such factor which increases the need for economic capital is that the Company, under Pillar 2, takes into account concentration risks that are caused by individual large exposures. The regulations also permit certain types of exposure to be exempted from capital requirements under Pillar 1. It is SEK’s opinion that capital, in relation to actual risk, is also needed for such exposures. Of the components that also have an impact on the need of economic capital, here it can be mentioned that SEK uses other correlations than those in the Basel formula. The analyses also take into account the fact that the regulations under Pillar 1 contain a limit that is expressed in terms of an absolute level regarding the lowest permitted probability of default (0.03 percent), which applies to most exposure classes, leading to overestimates of the credit risk for counterparties with very high creditworthiness. The regulations do not take into account under Pillar 1 the risk reduction resulting from a very short maturity. The Company’s model for calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the Company is not permitted to benefit from under Pillar 1, is the full effect of risk reduction through the use of guarantees and credit derivatives (i.e., combined risks, or so-called double default), as well as collateral agreements with issuers of credit derivatives. In total, with regard to credit risk, concentration risk makes up the individually largest risk contribution in the Company’s comparative analysis.

RISK DATA

The figures shown in the Risk data section concern the Consolidated Group.

Depending on the applied valuation principles in the financial reporting, the risk measures described below will have different impacts on SEK’s net interest revenues and shareholders’ funds.

Credit risk

Credit risk represents the risk of the loss that would occur if a borrower or other party in another contract involving counterparty risk and any guarantors are unable to perform in accordance with contractual terms and conditions. Exposure to credit risk can be related to credits, securities and other assets, as well as guarantees, other risk-mitigating instruments, and positive market values in other contracts. Credit risk exposure to a counterparty is always preceded by a decision on a counterparty limit, which the exposure must not exceed.

Market risks

Market risks occur when the terms of a contract mean that the size of the payments linked to the contract or the value of the contract vary due to a market variable, such as interest-rates or exchange-rates. SEK’s policy allows net exposure to interest-rate, currency and credit-related market risks. Other market risks must be hedged. All market risks are measured and reported regularly to ALCO and the Board. In total, the concentration risk aspect forms only an insignificant contribution to market risk. A positive parallel shift in all yield curves upwards by one-percentage-point for all SEK’s interest-sensitive positions would have resulted in a market value change of Skr 67 million at December 31, 2008 (2007: —112). An equivalent calculation but with a negative shift of all yield curves would have resulted in a market value change of Skr —172 million (2007: 91). The strong convexity arises via a combination of prevailing market conditions with low market interest rates and the fact that SEK’s perpetual subordinated debt is hedged with contracts whose time to maturity is limited. A change in the interest-rate levels by one-percentage-point has no material impact on SEK’s shareholders’ funds.

The following describes how SEK internally measures and reports market risk. Risk neutrality for interest-bearing assets which are funded with senior debt or with non-perpetual subordinated debt can only be achieved if both currency, interest rate terms and remaining maturity for the liabilities matches the corresponding assets. Conditions are quite different when it comes to shareholders’ funds as interest rate terms cannot be matched. Risk neutrality should, according to SEK’s approach, nourish the ambition to minimize earnings volatility as a starting point and relate to the shareholder’s return requirements on equity. According to prevalent capital market theory, the return requirement on equity consists of two separate parts, the risk free rate and a risk premium. If the return requirement on equity could be expected to follow this theory this would mean that the operating profit should not remain unchanged if interest rates were to change; on the contrary a change in interest rates that represent the proportion of the risk free rate should be considered risk neutral. In addition to this theory, SEK has taken an assessment of the average maturity in the credit portfolio as a starting point and has also taken reinvestment risk into consideration. On the basis of these starting points SEK has defined zero risk in assets funded with shareholder’s funds as a maturity structure where 1/7 of the total portfolio matures every year from year 1 to year 7.

Market risk measure

	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
(Skr mn)	Highest allowed exposure in
Risk type (see text below for definitions)	accordance with established policies		Exposure outstanding
Interest rate risk (parallell shift)
Total	70	70	35	33
of which in foreign currency			35	27
of which in Skr			0	6

Basis risk	190	190	57	70

Credit spread risk (trading book)	n.a.	80	n.a.	56

Exchange rate risk	15	15	13	1

Additional information with respect to the sensitivity analyses used to calculate the “Exposures outstanding” figures appearing in the table above (and other exposures not reflected in such table) is provided in the following paragraphs.

Interest rate risk: The interest rate risk is calculated from a parallel shift in the yield curve of one percentage point. Perpetual subordinated debt with related hedging transactions, as well as assets in which shareholders’ funds and untaxed reserves are invested, are excluded from the calculation of these interest rate risks and limits.

Basis risk: The differences in the interest rate basis for different currencies lead to a risk in the case of surpluses or deficits in borrowings in relation to loans in individual currencies over a specific period. The basis risk is calculated (with the exception of surpluses in Skr, USD or EUR) as the change in present value due to changes in interest rate bases by a certain number of basis points. Surpluses in Skr, USD and EUR are excluded from the calculation of basis risk since the majority of SEK’s lending is done in these currencies. Surpluses in these currencies may fairly immediately be transferred into a new type of lending, if desired.

Rotation risk: Rotation risk is defined as the impact on SEK’s result and/or financial position that would occur as a result of an assumed rotation of the yield curve (a linear shift with, at most, 0.5 percentage points in each direction). For each currency, the yield curve may either be steeper or flatter (depending on the direction of rotation), and the absolute value of each currency’s contribution is totaled in order to see the greatest of these. (Internally, SEK reports the highest value of either the rotation risk or the risk of a parallel shift in the yield curve by one percentage point.)

Credit spread risk: The risk is constituted by the market value change that arises when the interest margin the market requires in order to compensate credit risk (credit spread) has changed. The risk is measured as a change in the market value in the event of a certain change in the credit spread. The credit spread change that is used for risk calculation is based on the risk counterparty’s rating and industry as well as the duration of the exposure.

The credit spread risk is calculated only on assets in the trading book. In accordance with the decisions of the IASB, EU commission and the Swedish Financial Supervisory Board’s assessment, SEK has chosen to reclassify assets in the trading book from the category “Financial assets at fair value through profit and loss” to the category “Loans and receivables”. The reclassification was made as of July 1, 2008.

Interest rate risk in perpetual subordinated debt: The volume of perpetual subordinated debt at December 31, 2008 amounted to USD 350 million (2007: USD 350 million), corresponding to Skr 2,713 million (2007: Skr 2,264 million). The interest rate risk related to Skr 2,713 million (2007: Skr 2,258 million) of this volume was hedged with interest rate swaps with maturities between 2019 and 2034. The interest rate risk in assets which are funded with perpetual subordinated debt is measured as the change in present value that arises from a parallel shift in the yield curve of percentage point or a rotation of 0.5 percentage points. The maturity, up until now, for perpetual subordinated debt, has been approximated to 30 years and hedging has been made in order to match this maturity. Thus SEK measures an approximated interest rate risk in assets which are funded with perpetual subordinated debt.

Interest-rate risk in assets corresponding to shareholders’ funds and untaxedreserves: In order to ensure a long-term stable return on equity, SEK’s policy is to invest shareholders’ funds in SEK’s office building (Skr 0.1 billion) and securities with medium-term maturities. At year-end 2008, the volume of securities for this purpose had a book value of approximately Skr 5.0 billion (2007: 4.7) with an average outstanding maturity of 3.6 years (2007: 3.6). The risk from a one-percentage-point parallel shift in the relevant yield curve was Skr 154.7 million (2007: 136.2) at the end of 2008.

Exchange risk: The risk is calculated as a change in the value of foreign currency positions resulting from a ten-percentage-point change in the exchange rate for the Swedish krona.

Other price risk: The Company does not consider itself exposed to market risks other than those described above.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition also includes legal risk.

Complementary information

Capital requirements

Since 2007, Basel II regulations are applicable in Sweden. The regulations are based on the so-called Basel framework, and apply for the entire EU. According to Basel II, the capital requirement will, to a higher degree than previously, be related to the risks. The transition to regulations, which to a greater extent than before, are based on actual risk, can result in major changes in the minimum capital requirement. Legislators have chosen not to immediately allow the full impact of the new regulations in those cases where this would result in a lower capital requirement than a gradually reduced capital requirement calculated in accordance with the old regulations. Therefore, during the transitional period 2007-2009, the capital requirement will be calculated parallel in accordance with the older, less risk-sensitive, rules. However, to the extent that the capital requirement, as calculated under the old rules – reduced to 90 percent for 2008 and 80 percent for 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. As of December 31, 2008 SEK’s total capital requirement (excluding Basel I based transitional requirements) amounted to Skr 5,126 million (2007: 3,441). (See detailed specifications below.) The aggregate amount of SEK’s large exposures on December 31, 2008, was 81 percent (2007: 325) of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to 7 counterparties (2007: 22), or counterparty groups, of which the majority relates to combined exposures, for which more than one counterparty is responsible for the same payments.

Capital requirement credit risk

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. There are two different IRB approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the Company determines the probability of default within one year (PD), of its counterparties, while remaining parameters are established by the Swedish Financial Supervisory

Authority. Under the Advanced Approach, a company also determines losses given default (LGD) and exposure at default (EAD).

Capital requirements standardized approach

Skr mn	2008 (2007)
Central governments	48 (17)
Central export credit agencies	26 (10)
Corporates	34 (4)
Retail	8 (0)
116 (31)

Corporate exposures are mainly managed according to the IRB approach The Export Credit Loan, which is a product aimed at small and mid-size companies, is, however, an exception. For these exposures, SEK applies the standardized approach. The loan is a result of collaboration between Almi, Svensk Exportkredit (SEK), the Swedish Export Credits Guarantee Board (EKN), the Swedish Trade Council and Swedfund. Almi, which works regionally, close to small companies, manages the loans. SEK is responsible for providing capital. Almi, SEK and EKN take on different shares of the credit risk. For exposure in Venantius AB, which was formed by the government in 1995 and transferred to SEK in December 2008 and consequently became a new subsidiary of SEK, SEK has authorization to use the standardized method. These exposures are primarily found under the exposure classes Corporates and Retail exposures.

Capital requirements IRB approach

Skr mn	2008 (2007)
Financial institutions	2,596 (1,819)
Asset backed securities	924 (309)
Corporates	1,309 (850)
Other non-credit obligations	11 (12)
4,840 (2,990)

Capital requirement operational risk

The regulations provide opportunities for companies to use different methods for calculation of capital requirement for operational risk. For calculations of this capital requirement the Basic Indicator Approach is available, which can be used without any permit from the Swedish Financial Supervisory Authority, along with the more advanced methods – the Standardized Approach and Advanced Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions paid, net results of financial transactions, and other operational revenues.

Capital requirements operational risk

Skr mn	2008 (2007)
Basic indicator approach	170 (121)

Credit risk exposure

The table on the next page shows the break-down of credit exposures to various exposure classes. In the table it can be seen, among other things, that exposure to central governments, regional governments and central export credit agencies is equivalent to around 31 percent of the Company’s total exposure.

Amounts expressing gross exposures are shown before guarantees and credit derivatives while net exposures are reported after taking into consideration guarantees and credit derivatives. At the end of 2007 gross and net exposures were defined differently than at the end of 2008. Figures as per 2007 have not been recalculated in accordance with the new principles since this would be impracticable. Therefore there will be no comparison figures presented in tables displaying exposures.

Credit risk exposure, as per December 31, 2008

	Gross exposure		Net exposure		Average gross	Average net
Skr bn	December 31, 2008	Share	December 31, 2008	Share	exposure 2008(A)	exposure 2008(A)
Central governments	14.6	4%	11.9	3%	14.0	8.8
Government export credit agencies	0.0	0%	72.2	22%	0.0	56.6
Regional governments	10.3	3%	21.2	6%	8.9	19.9
Sum	24.9	7%	105.3	31%	22.9	85.3
Multilateral development banks	0.1	0%	0.5	0%	0.4	0.8
Financial institutions	146.5	43%	157.5	46%	136.1	145.3
Corporates	125.5	37%	35.5	10%	98.7	30.5
Securitization positions	45.4	13%	43.6	13%	46.3	42.5
Retail	0.1	0%	0.1	0%	0.0	0.0
Total	342.5	100%	342.5	100%	304.4	304.4

(A) The average exposure figures are calculated on a monthly basis.

The table below describes the company’s exposure per exposure class, gross and net, based on geographic break-down.

Gross exposure broken down by geography and exposure classes, per December 31, 2008

							Other	Other
			North			South	European	Nordic
Skr bn	Africa	Asia	America	Oceania	Sweden	America	countries	countries	Total
Central governments	0.0	8.2	0.0	0.0	1.7	0.5	0.6	3.6	14.6
Government export credit agencies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Regional governments	0.0	0.0	0.0	0.0	7.1	0.0	0.0	3.2	10.3
Multilateral development banks	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
Financial institutions	0.0	2.7	17.2	6.8	41.6	0.1	67.4	10.7	146.5
Corporates	2.6	20.1	19.1	1.0	37.2	3.5	23.2	18.8	125.5
Securitization positions	0.0	0.1	5.3	7.9	0.4	0.0	31.2	0.5	45.4
Retail	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Total	2.6	31.1	41.6	15.7	88.1	4.1	122.5	36.8	342.5

Net exposure broken down by geography and exposure classes, per December 31, 2008

							Other	Other
			North			South	European	Nordic
Skr bn	Africa	Asia	America	Oceania	Sweden	America	countries	countries	Total
Central governments	0.0	0.0	0.0	0.0	1.8	0.0	6.5	3.6	11.9
Government export credit agencies	0.0	0.0	10.0	0.0	30.8	0.0	29.9	1.5	72.2
Regional governments	0.0	0.0	0.0	0.0	17.5	0.0	0.0	3.7	21.2
Multilateral development banks	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.5
Financial institutions	0.0	0.4	24.0	6.8	38.8	0.0	75.1	12.4	157.5
Corporates	0.0	0.4	1.7	0.0	20.0	0.0	4.1	9.3	35.5
Securitization positions	0.0	0.1	5.3	7.9	0.3	0.0	29.4	0.6	43.6
Retail	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Total	0.0	0.9	41.0	14.7	109.3	0.0	145.5	31.1	342.5

The table below shows the company’s exposures broken down by maturity and exposure classes.

Gross exposure broken down by maturity and exposure classes, per December 31, 2008

Skr bn	< 1 yrs	> 1 yrs and < 3 yrs	> 3 yrs and < 5 yrs	> 5 yrs	Total
Central governments	3.4	1.0	0.9	9.3	14.6
Government export credit agencies	0.0	0.0	0.0	0.0	0.0
Regional governments	3.9	2.5	2.0	1.9	10.3
Multilateral development banks	0.1	0.0	0.0	0.0	0.1
Financial institutions	61.4	56.3	10.5	18.3	146.5
Corporates	17.4	34.6	31.1	42.4	125.4
Securitization positions	2.1	16.1	14.6	12.6	45.4
Retail	0.0	0.0	0.0	0.1	0.1
Total	88.3	110.5	59.1	84.6	342.5

Net exposure broken down by maturity and exposure classes, per December 31, 2008

Skr bn	< 1 yrs	> 1 yrs and < 3 yrs	> 3 yrs and < 5 yrs	> 5 yrs	Total
Central governments	3.6	2.0	0.7	5.6	11.9
Government export credit agencies	7.7	16.5	12.5	35.5	72.2
Regional governments	4.9	3.9	3.0	9.4	21.2
Multilateral development banks	0.5	0.0	0.0	0.0	0.5
Financial institutions	63.3	63.1	17.2	13.9	157.5
Corporates	6.2	8.9	11.1	9.3	35.5
Securitization positions	2.1	16.1	14.6	10.8	43.6
Retail	0.0	0.0	0.0	0.1	0.1
Total	88.3	110.5	59.1	84.6	342.5

Market-related counterparty risk

For counterparty exposures that exceed the threshold amounts under collateral agreements, collateral or cash settlement is demanded. Thereby, the counterparty exposure shall amount to the lower of market value and the threshold value. The positive gross value of all derivative contracts, including credit default swaps (CDS) as of December 31, 2008 was Skr 38.9 billon (2007: 20.3). After netting on the basis of the current ISDA agreements (by counterparty), the exposure was Skr 18.3 billion (2007: 5.0), i.e., Skr 20.6 billion (2007: 15.3) less than the gross exposure. The counterparties had, as of December 31, 2008, provided Skr 2.4 billion (2007: 1.6) in collateral or cash settlements. During 2008, collateral or cash settlements received amounted on average to Skr 3.0 billion (2007: 0.7). At the end of 2008 SEK had paid unsettled accounts under ISDA agreements with different counterparties amounting to Skr 11.3 billion (2007: 0.0), meaning that the counterparties total risk against SEK was reduced by the amount in question.

Credit risk protection

Guarantees

SEK’s most important guarantors are various government export credit agencies. As of December 31, 2008, these guaranteed a total of Skr 72.2 billion (2007: 48.7), which was equivalent to 21.1 percent (2007: 16.3) of total credit exposures. Skr 50.5 billion (2007: 39.2) covered corporate exposures, and Skr 21.7 billion (2007: 9.5) covered exposures to financial institutions. The guaranteed corporate exposures are included in the class of financial instruments “Credits to the public and the guaranteed exposures to financial institutions” in the class Credits to credit institutions.

Credit derivatives

At year-end 2008, Skr 31.0 billion (2007: 31.7) of SEK’s assets were secured through CDSs (Credit Default Swaps) coverage via 20 (2007: 21) different banks. (SEK has not purchased any CDSs issued by so-called monolines.) Skr 28.8 billion (2007: 26.8) covered corporate exposures and Skr 1.8 billion (2007: 4.9) covered exposures in securitization positions and Skr 0.4 billion (2007: 0.0) referred to exposures with financial institutions. All exposures covered by CDSs are included in either the class of financial instruments, “Other interest-bearing securities”, except credits or “Credits in the form of interest-bearing securities”. SEK has so-called collateral agreements in place with issuers of credit derivatives. These collateral agreements oblige the individual issuers of credit derivatives to provide collateral or cash settlements if the market value of the credit derivatives issued exceeds previously agreed levels (threshold value). All credit derivatives are covered by collateral agreements.

Protected exposure, split by the protecting financial institutions internal rating, as a share of total protected exposure, per December 31, 2008 and 2007. (Unaudited)

The table below shows the exposures to financial institutions and corporate per risk class (rating) and probability of default (PD). The capital requirement calculations for exposures to these risk classes are based on the PDs stated in the tables. For other exposure classes, the capital requirement calculations are based on the risk weights set by the Swedish Financial

Supervisory Authority, based on internally set risk classes. The quality of SEK’s internally rated credit exposures has decreased somewhat compared with the previous year. See the migration matrix below.

Note that the PD estimates are the Company’s internal estimates. FFFS 2007:1 states that for institutional and corporate exposures the PD must be at least 0.03 percent. SEK applies this basic rule in connection with formal capital requirement calculations.

Credit risk converted exposure in PD dimension, per December 31, 2008 and 2007

Skr bn

Rating	PD	Financial institutions		Corporates
AAA	0.01%	5.9	(9.7)	0.0	(1.2)
AA+	0.01%	0.2	(0.2)	1.0	(0.5)
AA	0.02%	22.3	(30.4)	1.0	(0.2)
AA-	0.03%	39.4	(58.7)	1.5	(1.4)
A+	0.05%	40.0	(21.2)	4.3	(4.6)
A	0.08%	30.7	(5.7)	3.1	(1.7)
A-	0.12%	10.0	(5.8)	4.2	(4.1)
BBB+	0.19%	5.8	(1.6)	7.3	(2.3)
BBB	0.29%	1.1	(0.3)	4.8	(3.3)
BBB-	0.44%	0.4	(0.4)	3.1	(2.5)
BB+	0.86%	0.8	(0.0)	2.4	(0.7)
BB	1.27%	0.0	(0.0)	0.4	(0.2)
BB-	2.12%	0.3	(0.0)	0.4	(0.6)
B+	3.39%	0.0	(0.0)	0.2	(0.6)
B	9.22%	0.0	(0.0)	0.0	(0.0)
B-	13.66%	0.0	(0.0)	0.1	(0.0)
CCC	30.95%	0.0	(0.0)	0.1	(0.0)
D	100.00%	0.5	(0.0)	0.1	(0.0)
Total		157.4	(134.0)	34.0	(23.9)

Migration matrix, internal risk classification December 31, 2008

The vertical axis shows SEK’s internal risk classification as per December 31, 2007 and the horizontal axis displays SEK’s internal risk classification as per December 31, 2008. The shaded diagonal displays the share of unchanged internal ratings at the year end 2008 compared to the equivalent internal ratings at year-end 2007. The matrix should be read row by row. One row in the matrix shows ratings as per December 31, 2008 for counterparties with the rating as per December 31, 2007 shown in the first column.

Note 33.  Subsequent events

The Swedish State has on February 5, 2009, decided that SEK should be provided with a loan facility amounting to Skr 100 billion through the Swedish National Debt Office, a measure that has been approved by the Parliament.  The new share capital amounting to Skr 3,000 million contributed by the Swedish State was paid to the Company on December 18, 2008. On January 26, 2009, the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009, the new issue has been registered at the Swedish Companies Registration Office.

SEK has as of March 8, 2009, in connection with the regulation of a claim towards Sparbanksstiftelsernas Förvaltnings AB (the Borrower), come to an arrangement with the largest creditors to the Borrower, meaning that SEK assumes the control of a total 25,520,000 shares in Swedbank AB. The shares represent 3.3 percent of the share capital and votes in Swedbank AB. The fair value of the shares at the date of this annual report is well above the book value of the original claim of approximately Skr 500 million.

SEK’s Board of Directors has decided on March 20, 2009, to amend principles for remuneration and other benefits to key officers. The decision is taken retroactively for the financial year 2008, and means that no variable remuneration is given to key officers.

Note 34. Restatements related to 2007 and 2006

SEK has restated its consolidated IFRS financial statements as of December 31, 2007, and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking to market of a number of derivative positions, assets and liabilities required to be reported at fair value. The changes have the overall effect of reducing previously reported net income for 2006 and 2007, while increasing previously reported shareholder’s equity for those years. The changes in profit and loss primarily appear in net result of financial transactions, and primarily reflect unrealized value changes due mainly to technical difficulties in correctly valuing hedged transactions where the hedged instrument has been replaced with a new instrument, and also due to corrections of credit spreads where the unrealized value change related to such credit spreads is presented through profit and loss. A number of these changes also affect the balance sheet, which has also been restated to correct technical errors in the classification of certain items (which errors had no effect on total equity), as explained in more detail in the footnotes to the table below.

The net effect of the restatement has resulted in a reduction of previously reported net income for 2007 by Skr 7.1 million and has reduced previously reported net income for 2006 by Skr 85.0 million. Conversely, the Company’s shareholder’s equity as of December 31, 2007 has increased by Skr 113.9 million and shareholder’s equity as of December 31, 2006 has increased by Skr 121.0 million. Furthermore, shareholder’s equity upon SEK’s transition to IFRS, as of January 1, 2006, has increased by Skr 206.0 million. See the tables below for further details.

While the restatement adjustments had no impact on cash and cash equivalents at any period end or on the actual cash flow which took place during any period, the statement of cash-flows has also been restated as a consequence of  the restatement adjustments made to the income statements and balance sheets.The adjustments to the statement of cash flows reflect a recharacterization of the line item activity during the indicated periods rather than any increase or decreases to the actual cash flows which occurred during the periods of restatement.

The following notes to these consolidated financial statements also contain 2007 and/or 2006 information which has been restated in connection with matters discussed herein: Note 4, Note 5, Note 9, Note 10, Note 11, Note 12, Note 15, Note 18, Note 20, Note 21, Note 22, Note 26, Note 27, and Note 28.

Consolidated Income Statements

		2007			2006
		As previously		As	As previously		As
(Skr mn)	Note	reported	Adjustments	restated	reported	Adjustments	restated
Net results of financial transactions	1	-24.3	-11.3	-35.6	-7.9	-118.9	-126.8
Operating income		821.6	-11.3	810.3	786.3	-118.9	667.4

Administrative expenses	2	-284.0	1.4	-282.6	-254.0	0.9	-253.1
Operating profit		506.9	-9.9	497.0	501.3	-118.0	383.3

Taxes	3	-153.9	2.8	-151.1	-145.8	33.0	-112.8

Net profit for the year (after taxes)		353.0	-7.1	345.9	355.5	-85.0	270.5

Consolidated Balance Sheets

		December 31, 2007			December 31, 2006			Opening balance January 1, 2006
		As previously		As	As previously		As	As previously		As
(Skr mn)		reported	Adjustments	restated	reported	Adjustments	restated	reported	Adjustments	restated
Assets
Other interest-bearing securities except credits	4	147,850.8	-1.5	147,849.3	117,985.0	-0.4	117,984.6	111,238.5	-0.4	111,238.1
Other assets	5	2,289.7	-20.9	2,268.8	3,300.4	-1.4	3,299.0	2,995.1	-1.1	2,994.0
Total assets		297,259.2	-22.4	297,236.8	245,215.1	-1.8	245,213.3	211,273.1	-1.5	211,271.6

Liabilities and equity
Derivatives	6	13,175.4	49.4	13,224.8	15,600.6	7.7	15,608.3	16,419.4	—	16,419.4
Other liabilities	7	1,923.0	-12.1	1,910.9	2,831.7	-91.0	2,740.7	1,971.2	-30.2	1,941.0
Deferred tax liabilities	8	394.6	35.5	430.1	357.1	136.7	493.8		109.2	109.2
Provisions	9	16.1	-6.2	9.9	16.6	-4.8	11.8		-3.9	-3.9
Subordinated securities issued	10	3,039.9	-202.9	2,837.0	3,104.6	-171.4	2,933.2	3,682.2	-282.6	3,399.6
Total liabilities		292,762.7	-136.3	292,626.4	240,964.4	-122.8	240,841.6	207,307.4	-207.5	207,099.9

Retained earnings	11	3,322.0	121.0	3,443.0	2,966.5	206.0	3,172.5	2,619.5	206.0	2,825.5
Net profit for the year	12	353.0	-7.1	345.9	355.5	-85.0	270.5	346.9	—	346.9
Total equity		4,496.5	113.9	4,610.4	4,250.7	121.0	4,371.7	3,965.8	206.0	4,171.8

Total liabilities and equity		297,259.2	-22.4	297,236.8	245,215.1	-1.8	245,213.3	211,273.1	-1.5	211,271.6

Consolidated Equity

(Skr mn)		December 31, 2007	December 31, 2006	Opening balance January 1, 2006

Equity as previously reported		4,496.5	4,250.7	3,965.8
Adjustment	13	113.9	121.0	206.0
Equity as restated		4,610.4	4,371.7	4,171.8

Consolidated Statements of Recognized Income and Expenses

		2007			2006
		As previously		As	As previously		As
(Skr mn)		reported	Adjustments	restated	reported	Adjustments	restated
Net profit for the year	14	353.0	-7.1	345.9	355.5	-85.0	270.5
Total recognized income and expenses for the year		245.8	-7.1	238.7	284.9	-85.0	199.9

Consolidated Statements of Cash Flows

	2007			2006
Consolidated Group	As previously		As	As previously		As
(Skr mn)	reported	Adjustments	restated	reported	Adjustments	restated
Net cash used in (-)/ provided by (+) operating activities	-54,666.3	872.6	-53,793.7	-57,448.3	1,257.1	-56,191.2
Net cash used in (-)/ provided by (+) investing activities	-5.7	—	-5.7	-6.9	—	-6.9
Net cash used in (-)/ provided by (+) financing activities	60,788.7	-872.6	59,916.1	59,097.1	-1,257.1	57,840.0
Cash and cash equivalents at end of year	10,211.5	—	10,211.5	4,094.8	—	4,094.8

(1)          The restatements reflect a re-calculation of the fair value of certain financial instruments due to the following two factors:

(i)            The Company experienced technical difficulties in correctly valuing hedged transactions in cases in which the hedged instrument had been replaced by a new instrument.  Since such replacements take place rarely and on an irregular basis, the Company had not developed sufficiently robust accounting processes to handle them properly.  As a result, in respect of a replacement that took place in 2003, an incorrect assumption that the hedged and hedging items were exactly matched with regards to cash flows was made when calculating the opening balance in accordance with IFRS at January 1, 2006, when there was in actuality a difference in cash flows.  This difference was not captured in the valuation process.  This resulted in a restatement to net result of financial transactions of positive Skr 31.5 million in 2007 and negative Skr 111.3 million in 2006.

(ii)           The Company has had difficulties in capturing and correctly measuring credit spreads in transactions for which such spreads should be presented through the income statement.  This has been due partly to system weaknesses in the calculation process, which have forced the Company to create manual routines and procedures to correctly capture market data. This resulted in a restatement to net result of financial transactions of negative Skr 42.8 million in 2007 and negative Skr 7.6 million in 2006.

 These two effects together resulted in an aggregate restatement to net result of financial transactions of negative Skr 11.3 million in 2007 and negative Skr 118.9 million in 2006.

(2)

The adjustments reflect a restatement of pension liabilities in accordance with IFRS, that resulted in an adjustment to administrative expenses of positive Skr 1.4 million in 2007 and positive Skr 0.9 million in 2006.

(3)	Taxes have been restated to reflect the impact of the restatements described in footnotes (1) and (2) above.
(4)	Other interest bearing securities except credits have been restated to reflect the impact of the restatements described in footnote 1 (ii) above.
(5)

Other assets have been restated to reflect the impact of the adjustments described in footnotes (1) and (2) above, and to correct technical errors in the classification of certain items in the balance sheet (which errors had no impact on total equity).

(6)	Derivatives have been restated to reflect the impact of the adjustments described in footnotes 1(i) and 1(ii) above.
(7)

Other liabilities have been restated to reflect the impact of the adjustments described in footnotes (1) and (2) above, and to correct technical errors in the classification of certain items in the balance sheet (which errors had no impact on total equity).

(8)

Deferred tax liabilities have been restated to reflect the impact of the adjustments described in footnotes (1)  and (2) above, and to correct technical errors in the classification of certain items in the balance sheet (which errors had no impact on total equity).

(9)	Provisions have been restated to reflect the impact of the restatement described in footnote (2) above.
(10)	Subordinated debt securities issued have been restated to reflect the impact of the restatements described in footnote 1 (i) above.
(11)	Retained earnings have been restated to reflect the impact of the restatements described in footnotes (1), (2), and (3) above.
(12)	Net profit has been restated to reflect the impact of the restatements described in footnotes (1), (2), and (3) above.
(13)	Equity has been restated to reflect the impact of the restatements described in footnotes (1), (2), and (3) above.
(14)	Net profit for the year has been restated to reflect the impact of the restatements described in footnotes (1), (2), and (3) above.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Peter Yngwe
Peter Yngwe, President

Date: May 20, 2009

EXHIBIT INDEX

Exhibits

1.1	Articles of Association of the Registrant in effect as of the date of this annual report (filed herewith).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (File No.: 001-8382) dated September 30, 1991 and incorporated herein by reference).

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

2.4

Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report on Form 6-K dated October 23, 2008 (File no. 1-8382) and incorporated herein by reference).

2.5

Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333- 156118) dated December 15, 2008.

2.6

Fiscal Agency Agreement dated June 5, 2008 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated June 4, 2007 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.5 to the Company’s Annual Report on Form 20-F (file No. 1-8382) for the year ended December 31, 2007 filed by the Company on April 1, 2008 and incorporated herein by reference).

2.8

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

2.9

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

2.10

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

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of Subsidiaries

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1.a	Consent of Independent Registered Public Accounting Firm.

15.1.b	Consent of Independent Registered Public Accounting Firm.