Form 20-F
period 2009-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2010-04-01
CIK 352960

As filed with the Securities and Exchange Commission on March 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the securities Exchange Act of 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number  001-8382

AKTIEBOLAGET SVENSK EXPORTKREDIT
(Exact name of Registrant as Specified in Its Charter)

(SWEDISH EXPORT CREDIT CORPORATION)
(Translation of Registrant’s Name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Västra Trädgårdsgatan 11 B, Stockholm, Sweden
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered

ELEMENTS Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Agriculture Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Energy Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Metals Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Total ReturnSM due October 24, 2022, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the MLCX Biofuels Index (Exchange Series) — Total Return due February 13, 2023, Medium-Term Notes, Series D	NYSE ARCA, Inc.

ELEMENTSSM Linked to the MLCX Grains Index — Total Return due February 14, 2023, Medium-Term Notes, Series D	NYSE ARCA, Inc.

Accelerated Return Notes Linked to S&P 500 Index due April 30, 2010	NYSE ARCA, Inc.

Accelerated Return Notes Linked to the S&P 500 Index due August 27, 2010	NYSE ARCA, Inc.

Accelerated Return Notes Linked to the S&P 500 Index due September 24, 2010	NYSE ARCA, Inc.

Accelerated Return Notes Linked to the Financial Select Sector Index due March 25, 2011	NYSE ARCA, Inc.

Accelerated Return Notes Linked to the S&P 500 Index due April 29, 2011	NYSE ARCA, Inc.

Accelerated Return Notes Linked to the Russell 2000 Index due March 25, 2011	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the S&P 500 Index Due April 30, 2010	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the S&P 500 Index Due July 26, 2010	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the MSCI EAFE Index Due July 26, 2010	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the Russell 2000 Index Due July 26, 2010	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the S&P 500 Index Due July 30, 2010	NYSE ARCA, Inc.

Capped Leveraged Index Return Notes Linked to the S&P 500 Index Due August 26, 2011	NYSE ARCA, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

• Debt Securities • Index Warrants
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (the “ Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly-owned subsidiaries AB Sektionen, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries” and together with the Parent Company, “SEK”, the “Consolidated Group” or the “Group”). In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2008: Skr 10 million)” means that the relevant figure for 2008, or at December 31, 2008, as the context requires, was Skr 10 million.

As used herein, the words “we”, “our”, “us” and “ours” refer to the Parent Company or to the Group, as the context requires.

The Parent Company is a “public company” within the meaning of the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases (including that applicable to the Parent Company), a public company is required to add the notation “Publ” to its name.

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

•           statements regarding the impact of regulatory initiatives on the SEK’s operations;

•           statements regarding general industry and macroeconomic growth rates and the SEK’s performance relative to them; and

•           statements regarding future performance.

Forward-looking statements generally are identified by the words “expect”, “anticipate”, “believe”, “intend”, “estimate”, “should”, and similar expressions.

Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SEK undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Parent Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond SEK’s control. Readers are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

•           Disruptions in the financial markets or economic recessions;

•           Credit risk;

•           Potential material weakness in our internal controls over financial reporting;

•           Potential reductions in our access to international capital markets;

•              Volatile or illiquid market conditions;

•                      The fact that our hedging strategies may not prevent losses;

•                      Fluctuations in foreign currency exchange rates;

•                      Increasing competition;

•                      Operational risk;

•                      Potential changes in law or regulation; and

•                      Adverse developments in emerging market countries.

ii

PART I

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3 KEY INFORMATION

A      Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated income statement data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 has been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB), and as adopted by the European Union (herein “IFRS”).

While complying with IFRS, SEK also complies with additional requirements of the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RFR 1.2-Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2008:25).

Note that selected financial data as at and for the year ended December 31, 2005 have been omitted due to SEK’s transition to IFRS in fiscal year 2007, which made it impracticable to prepare comparable data for periods prior to 2006. (SEK presented its financial statements in accordance with IFRS for the first time in 2007, while the opening balance for IFRS has been established as of January 1, 2006).

In 2009, as part of its financial close process for the year ended December 31, 2008, SEK restated its consolidated IFRS financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking-to-market of a number of derivative positions, assets and liabilities required to be reported at fair value. The net effect of the restatement was a reduction of previously reported net income for 2007 by Skr 7.1 million and has reduced previously reported net income for 2006 by Skr 85.0 million. Conversely, SEK’s equity as of December 31, 2007 increased by Skr 113.9 million and SEK’s equity as of December 31, 2006 increased by Skr 121.0 million as a result of the restatement. Furthermore, SEK’s opening equity upon SEK’s transition to IFRS, as of January 1, 2006, increased by Skr 206.0 million. For additional information on the restatement, see Note 34 to the Consolidated Financial Statements included in Item 18 in our annual report on Form 20-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on May 20, 2009.

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

	Year Ended December 31,
(In Skr million, unless otherwise stated)	2009	2008	2007	2006
CONSOLIDATED INCOME STATEMENT DATA

Net interest revenues	1,994.3	1,543.3	833.1	793.0
Operating income	3,097.2	1,099.5	810.3	667.4
Operating profit	2,368.6	185.2	497.0	383.3
Net profit (after taxes)	1,727.3	143.9	345.9	270.5
Proposed dividend per share (Skr)	129.83	—	—	—
Total comprehensive income	3,060.9	343.6	238.7	199.9
Ratios of earnings to fixed charges (A)	1.21	1.02	1.05	1.05

(A)      For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

	December 31,
(In Skr million, unless otherwise stated)	2009	2008	2007	2006
CONSOLIDATED BALANCE SHEET DATA

Total credits outstanding (B)	185,832.4	158,678.0	109,286.8	91,086.7
Total assets	371,588.0	370,014.2	297,236.8	245,213.3
Total debt	327,938.0	312,791.0	272,289.4	218,182.8
of which subordinated debt	3,142.8	3,323.5	2,837.0	2,933.2
Equity	13,455.20	10,394.3	4,610.4	4,371.7
of which share capital	3,990.0	3,990.0	990.0	990.0
Number of shares	3,990,000	3,990,000	990,000	990,000
Total liabilities and equity	371,588.0	370,014.2	297,236.8	245,213.3

(B)                    SEK considers that credits in the form of interest-bearing securities are a part of SEK’s total credits. On the other hand, deposits with banks and states, assets at banks that can be immediately converted into cash and repurchase agreements are not a part of total credits, although they are included in the line items Credits to Credit Institutions and Credits to the Public in the consolidated balance sheet set forth on page F-5. For the definition of credits outstanding, see Note 12 to the Consolidated Financial Statements.

Foreign Exchange Rates

The Group’s reporting currency is the Swedish kronor (“Skr”). The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average (A)	Period End

2009	9.2863	6.7908	7.6028	7.1532
2008	8.4858	5.8346	6.6424	7.8770
2007	7.1060	6.2356	6.7232	6.4568
2006	7.9656	6.7674	7.3098	6.8342
2005	8.2434	6.6855	7.5170	7.9370

(A)        The average of the exchange rates on the last day of each month during the period.

Calender Month 2009	High	Low
October	7.0508	6.7908
November	7.1360	6.7950
December	7.3322	6.8419

Calender Month 2010	High	Low
January	7.3852	7.0217
February	7.4777	7.1010
March (through March 26)	7.2628	7.0597

The noon buying rate on March 26, 2010 was USD 1 = Skr 7.2525

No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

B.                Risk factors

Disruptions in the financial markets or economic recessions may have an adverse effect on SEK’s ability to repay its debt.

SEK’s financial performance, as represented in its balance sheet and income statement, may be adversely affected by a number of factors, many of which are outside the Group’s control. Recent disruptions in the international financial markets and the recent worldwide recession had direct and indirect effects on SEK’s business volumes, profitability, and asset quality and its ability to finance its operations.  Future such disruptions or global recessions may reduce the Group’s ability to repay its debt.

In addition, certain major economies around the world are currently in recession or have experienced low growth or economic stagnation in recent periods.  This, or any return to recessive conditions in any significant market that has recently emerged from recession, may ultimately impact the industrial development of commercial or industrial entities in countries around the world, which could also affect the business volumes, profitability or asset qualities of the Group.  There can be no certainty that measures taken by various governments and monetary authorities will succeed in re-establishing, on a sustainable basis, the conditions necessary for economic growth. Therefore, uncertainty remains as to the future global economic outlook, and many countries’ economies could experience long periods of slow growth or recurring recessions.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances — including, but not limited to, increases in energy prices, fluctuations in the prices of commodities or other raw materials, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities — may have negative consequences for the companies and industries that the Group provides financing to (as well as the financial condition of SEK’s financial counterparties) and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfill debt obligations.

SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recession may further affect the credit quality of borrowers and other risk counterparties negatively, which may cause credit losses or affect the value of assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions may further affect SEK’s customers and counterparties, negatively reducing their ability to fulfill their obligations.  Market and economic disruptions may affect business and consumer spending, bankruptcy rates and asset prices, among other things, creating a greater likelihood that more of SEK’s customers or counterparties could require less credit or become delinquent in their loans or other obligations to SEK.  SEK has, in the recent past, been forced to write down the value of some of its assets as a result of disruptions in the financial markets, and SEK may be forced to do so again in future periods.  Such disruptions may affect the recoverability and value of SEK’s assets and require an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or ability to repay debts.

In 2009, as part of our 2008 financial close process, we restated our financial results for 2007 and 2006 to correct errors stemming from a material weakness in our internal controls over financial reporting.  SEK has taken steps to address this material weakness, and we have determined that the material weakness was not eliminated but was rather only reduced to a significant deficiency in our internal controls as of December 31, 2009. Our financial reporting also remains subject to the risk that we may identify further weaknesses or deficiencies in our internal controls in future periods.

In 2009, as part of our financial close process for the fiscal year ended December 31, 2008, SEK restated its consolidated IFRS financial statements for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking-to-market of a number of derivative positions, i.e. assets and liabilities required to be reported at fair value.  This problem resulted from a material weakness in financial reporting, which SEK has made efforts to address in the manner described in Item 15 herein.  Due to such efforts we have determined that the material weakness was not eliminated but was rather only reduced to a significant deficiency in our internal controls over financial reporting as of December 31, 2009. Thus, we continued to have a deficiency in our marking-to-market of certain financial instruments as of December 31, 2009.  This significant deficiency and/or other control deficiencies could result in financial reporting errors, affect our operating results and cause investors to lose confidence in our reported results, thus affecting our ability to finance our business. For additional information on the significant deficiency, see Item 15 herein.

There are a number of factors that may impede our efforts to establish and maintain effective internal controls and a sound accounting infrastructure, including: the complexity of our business activities and related IFRS requirements; uncertainty regarding the operating effectiveness and sustainability of controls; and the uncertain impacts of market volatility on the reliability of the models used to develop our accounting estimates. Controls and procedures, no matter how well designed and operated, provide only reasonable assurance that material errors in our financial statements will be prevented or detected on a timely basis. A failure to establish and maintain effective internal controls over financial reporting increases the risk of material error and/or a delay in our financial reporting.

Depending on the nature of a failure and any required remediation, ineffective controls could have a material adverse effect on our business. Delays in meeting our financial reporting obligations could affect our ability to maintain the listings of our securities on U.S. national securities exchanges or ability to issue securities. Furthermore ineffective controls could cause investors to lose confidence in our reported financial information, which may have an adverse effect on the trading price of our securities.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing increase. The market turmoil of 2008 and 2009, and ongoing recessions in certain major countries, has made it very difficult for many issuers to obtain financing, especially with longer maturities, and SEK has, to some extent, had to reduce the maturity profile of its borrowing. Continued market disruptions may make such funding more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Factors that are significant in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short- and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. Deterioration in any of these factors or any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets have made it difficult to value certain of SEK’s assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair values. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

SEK’s hedging strategies may not prevent losses.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, impairing its ability to timely repay or refinance its debts. In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions may impose strain on the availability and effectiveness of hedging instruments or strategies and could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Group is subject to exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value in Swedish currency of the Group’s foreign-currency obligations. The values of a majority of the items presented in the balance sheet are subject to fluctuations as a result of changes in the U.S. dollar/Swedish krona and the euro/Swedish krona exchange rates. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Increasing competition may adversely affect SEK’s income and business.

Competition in the Group’s business is based on service, product innovation, product features, price, commission structures, financial strength and name recognition. The Group competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products or have more competitive pricing or greater financial resources with which to compete than SEK. Increasing competition may have significant negative effects on the Group’s financial performance if the Group is unable to match the products and services of its competitors or has to impose negative changes to its prices or rates in order to compete for customer business, investments or financing. Such changes could have material adverse effects on SEK’s business and its ability to repay debts.

We are exposed to significant operational risk.

Broadly, operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. SEK’s businesses are dependent on our ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance and/or ability to repay debts.

There is also a risk that SEK’s reputation will be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments, including those that are not explicit. Although operational risks can be reduced by properly documented processes, adequate systems, a culture of sensitivity to risk, compliance with regulations, effective corporate governance and other factors supporting internal control, such procedures may not be effective in controlling each of the operational risks SEK faces. A significant failure in managing our operational risk could materially and adversely affect SEK’s business, financial condition, results of operation and/or ability to repay debts.

Changes in law or regulation may adversely affect SEK’s business

SEK’s business is subject to regulation and regulatory oversight. Any significant regulatory development could affect the manner in which SEK conducts its business and SEK’s results of operations. SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which SEK operates. Financial regulators around the world have responded to the recent crisis by proposing significant changes to the regulatory regime applicable to financial service companies such as ours. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden) could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay debts.

Developments in emerging market countries may adversely affect the Group’s business.

The Group operates in a number of emerging markets and its exposure to such markets has increased in recent years, as the number and importance of investment and trade links between Sweden and such countries has increased. Economic and political developments in emerging markets, including economic crises or political instability may have material adverse effects on the Group’s business prospects, results of operations and/or ability to repay debts.

ITEM 4   INFORMATION ON THE GROUP AND THE PARENTCOMPANY

A.                History and Development

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) is a “public company” under the Swedish Companies Act. It is wholly owned by the Swedish state through the Ministry of Foreign Affairs (“Sweden” or the “State”).

The Parent Company was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a need for long-term credits for both exporters and their foreign customers. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and, in connection therewith, to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial terms. The duration of the Parent Company is indefinite.

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden; and the Parent Company’s telephone number is +46-8-613-83-00.  The Parent Company’s authorized representative in the United States is Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York.  The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000

B.  Business Overview

SEK provides long-term sustainable financial solutions for the private and public sectors with the aim of promoting the development and international competitiveness of Swedish industry and trade. Business activities include export lending, other lending structured financing, project financing, leasing, capital market activities and financial advisory services. SEK offers its solutions to corporations and financial institutions as well as domestic and international investors. SEK extends credits, or loans, on commercial terms at prevailing fixed or floating market rates of interest in “SEK exclusive of the S-system”, as well as credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates in the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK in return for compensation.

From its roots and base in export credits, SEK’s product range has expanded to more broadly promote the development of Swedish commerce and industry and particularly the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK’s niche specialization in long-term export-related financing, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments. This experience, together with maintaining relatively high credit quality and credit ratings for long-term debt (as of March 31, 2010: AA+ from Standard & Poor’s and Aa1 from Moody’s Investors Service), has allowed SEK to offer its customers tailored products on what SEK believes are highly competitive terms. On July 7, 2009, Standard &Poor’s announced that its ratings of state-owned financial institutions with specific public roles, including SEK,would be reviewed. On September 4, 2009 Standard & Poor’s completed its review and confirmed

SEK’s long-term rating of AA + with a stable outlook. Moody’s Investors Service has not conducted any similar review.

SEK has sought to broaden both its range of services and its customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. However, during late 2008 and the entirety of 2009, SEK has concentrated its efforts on its core customers, companies in the Swedish export industry. Nonetheless, SEK also intermediates capital markets products to third-party investors, and has also become involved as a financial advisor for international projects. The expansion of SEK’s services and customer base reflects SEK’s long-term efforts to become a broader-range finance house with specialists in certain areas, while continuing to emphasize its traditional role as a long-term lender.

Despite the liquidity shortage that occurred in 2008 and 2009 (and especially during the latter half of 2008), much of the Swedish export industry continued to do well, and SEK experienced significant demand for financing throughout 2009. Emerging economies, especially Asian markets, are continuing their strong development, with increasing purchasing power and increasingly modern and developed infrastructure. The Swedish export industry is largely focused on infrastructure, telecoms, energy supply, transport and environmental technology — all areas that are enjoying strong demand in emerging economies. Access to financing is often the deciding factor in whether or not an export deal goes ahead.

Since the early 1990s, SEK has been involved in Sweden’s fast-growing trade with the countries in the Baltic region. The overall goal is to contribute to the economic development in the region, while strengthening the presence of Swedish business. Within the framework of these activities there are also increased business opportunities that have been created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe. The current economic crisis in the Baltic region and Eastern Europe has generally not affected SEK in a material way. Although the overall level of business activity in the region has fallen sharply, there is still some, albeit very limited, activity in the area of advisory services related to infrastructure projects. SEK believes that its credit exposures towards the region, taking into account EKN-guarantees (a form of credit insurance provided by the Swedish State and described in more detail below) and other risk mitigating measures are limited.

In December 2008, SEK received an infusion of Skr 3.0 billion in new capital from its owner, the Swedish State and also received from the Swedish State the totality of the shares of Venantius AB, valued at approximately Skr 2.4 billion, as a part of the State’s program to strengthen SEK’s capacity to finance the Swedish export industry. For additional information regarding the acquisition of Venantius see Note 31 to the Consolidated Financial Statements. In December 2009, Venantius’ remaining loan portfolio (with carrying amount less than Skr 100 million) was acquired by an external counterparty. Therefore, there were no outstanding loans in SEK’s consolidated balance sheet related to Venantius at December 31, 2009.

Furthermore, as an additional measure in order to further enhance the possibility for SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009.  The loan facility was, in early 2010, extended to the end of the year 2010. Recently, the parliament also has authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). SEK has not to date experienced a need to use the loan facility or purchase any of the Swedish government guarantees.

As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank AB’s total share capital and votes, which shares had formerly been held by SFAB.  SEK has also subscribed for a pro rata share of new shares of Swedbank AB, issued pursuant to a rights offering. SEK paid a subscription price of Skr 497.6 million for the new shares on October 6, 2009. SEK’s current holding in Swedbank AB amounts to 3.3 percent (or 38,280,000 shares). SEK’s holding in Swedbank has been the subject of a claim by SFAB.

On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,710.1 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB´s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above. See Notes 24 and 32 to the Consolidated Financial Statements and Item 8 Legal Proceedings for more information about SEK’s dispute with SFAB.

SEK believes that its relationships with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers’ requirements. This network of relationships enables SEK to participate in co-financing arrangements and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

SEK has not made any material capital expenditures, nor engaged in any material divestitures (including of interests in other companies) during the three financial years preceding the date of this report.

a.  Competition

SEK is the only institution authorized by the Swedish State to grant export financing credits under the S-system. In that connection, and with support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries which have similar support from their respective domestic export credit agencies, which also provide government-supported export credits. Lending from SEK exclusive of the S-system, including infrastructure credits, faces competition from other Swedish and foreign financial institutions, as well as from direct or indirect financing programs of exporters themselves. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including SEK, for both lending opportunities and funding sources.

The following table summarizes SEK’s credits outstanding, including the S-system, and debt outstanding at December 31, 2009 and 2008:

	At December 31,
(Skr million)	2009	2008
Total credits outstanding(A)	185,832	158,678
Total debt outstanding	327,938	312,791

(A) Credits outstanding consist of loans due from customers including credits in the form of interest bearing securities. Deposits with banks and states and assets at banks that can be immediately converted into cash are not a part of total credits, although they are included in the items Credits to Credit Institutions and Credits to the Public in the balance sheet. For a reconciliation of credits outstanding, see Note 12 to the Consolidated Financial Statements.

b.                  Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2009:

	Year ending December 31,
(Skr million)	2009	2008
Offers of long-term credits accepted	121,465	63,591
Total credit disbursements	-74,311	-38,055
Total Credit repayments	39,578	9,595
Total net increase/ (decrease) in credits outstanding	27,154	49,391
Credits outstanding	185,832	158,678
Credit commitments outstanding but undisbursed(A)	46,331	21,431

(A)  If a credit has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted credit may never be disbursed, including as a result of changes in the customer’s need for the funds. Currency exchange effects also affect the amount of credit commitments that will result in credits outstanding. Therefore, the volume of credits accepted does not equal the volume of disbursements of credits as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Credits accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed credits” and amounted at December 31, 2009 and 2008 to Skr 46,331.1 million and Skr 21,431.0 million, respectively. See the Balance Sheets in the Consolidated Financial Statements.

Most of the credits granted by SEK are granted to purchasers of Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are Western Europe and North America. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its counterparty risk exposure policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties from which SEK accepts counterparty risk exposure.  For additional information on SEK’s approach to risk, see Note 34 to the Consolidated Financial Statements.

The following table shows SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) at December 31, 2009.

The table below describes the geographic breakdown of the Group’s exposure classes, on a gross and net basis.

Gross exposure split by region and exposure classes as at December 31, 2009 and 2008

							Other Nordic	Other European
Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	countries	countries	Total
Central governments	0.0 (0.0)	7.9 (8.2)	0.0 (0.0)	0.0 (0.0)	0.4 (0.5)	3.2 (1.7)	13.8 (3.6)	12.4 (0.6)	37.7 (14.6)
Goverment export credit agencies	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)
Regional governments	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	10.7 (7.1)	2.5 (3.2)	0.0 (0.0)	13.2 (10.3)
Multilateral development banks	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.1)
Financial institutions	0.0 (0.0)	2.1 (2.7)	16.1 (17.2)	4.9 (6.8)	0.3 (0.1)	36.0 (41.6)	7.3 (10.7)	51.8 (67.4)	118.5 (146.5)
Corporates	2.2 (2.6)	29.2 (20.1)	23.0 (19.1)	1.1 (1.0)	3.2 (3.5)	62.6 (37.2)	20.2 (18.8)	47.1 (23.2)	188.6 (125.5)
Asset backed securities	0.0 (0.0)	0.0 (0.1)	4.9 (5.3)	6.1 (7.9)	0.0 (0.0)	0.0 (0.4)	0.4 (0.5)	24.2 (31.2)	35.6 (45.4)
Retail	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)
	2.2 (2.6)	39.2 (31.1)	44.0 (41.6)	12.1 (15.7)	3.9 (4.1)	112.5 (88.1)	44.2 (36.8)	135.5 (112.5)	393.6 (342.5)

Net exposure split by geography and exposure classes as at December 31, 2009 and 2008

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	3.2 (1.8)	14.1 (3.6)	16.3 (6.5)	33.6 (11.9)
Goverment export credit agencies	0.0 (0.0)	0.0 (0.0)	10.0 (10.0)	0.0 (0.0)	0.0 (0.0)	91.5 (30.8)	1.8 (1.5)	21.8 (29.9)	125.1 (72.2)
Regional governments	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	21.1 (17.5)	2.9 (3.7)	0.0 (0.0)	24.0 (21.2)
Multilateral development banks	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.4 (0.5)	0.4 (0.5)
Financial institutions	0.0 (0.0)	0.6 (0.4)	24.3 (24.0)	4.9 (6.8)	0.0 (0.0)	34.3 (38.8)	8.3 (12.4)	65.5 (75.1)	137.9 (157.5)
Corporates	0.0 (0.0)	0.8 (0.4)	0.8 (1.7)	0.0 (0.0)	0.0 (0.0)	23.6 (20.0)	8.0 (9.3)	5.5 (4.1)	38.7 (35.5)
Asset backed securities	0.0 (0.0)	0.0 (0.1)	4.9 (5.3)	6.1 (7.9)	0.0 (0.0)	0.0 (0.3)	0.4 (0.6)	22.5 (29.4)	33.9 (43.6)
Retail	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)
	0.0 (0.0)	1.4 (0.9)	40.0 (41.0)	11.0 (14.7)	0.0 (0.0)	173.7 (109.3)	35.5 (31.1)	132.0 (145.5)	393.6 (342.5)

c.  SEK exclusive of the S-system

Outside of the S-system, (or in “SEK exclusive of the S-system,” as we refer to the business of SEK other than the S-system), SEK reports credits in the following categories:

1.                             Medium and long-term export financing of capital goods exports.

2.                             Other export-related credits, consisting of: (a) lines of credit for the refinancing of finance companies’, banks’ and exporting companies’ portfolios of revolving export receivables; (b) refinancing of export-leasing agreements and short-term export finance; (c) credits for direct market investments abroad that will promote exports of Swedish goods and services; and (d) credits for research and development, to promote Swedish industry and commerce.

3.                             Credits for investments in infrastructure to promote Swedish industry and commerce.

SEK’s lending includes financing in cooperation with intergovernmental organizations and foreign export credit agencies. These credits are included in the relevant category of credit above.

The Group also extends export financing by establishing credit lines or protocols, principally with countries in Eastern Europe and Asia. These credits are included in the relevant category of credit above.

Credits outstanding (exclusive of those under the S-System) at December 31, 2009 and 2008 were distributed among SEK’s various categories of credits as follows:

Credits outstanding, type of credits

(Skr million)	2009	2008
Financing of capital goods exports	53,806	54,842
Other export related credits	90,866	65,978
Infrastructure	26,910	27,752
Total	171,582	148,572

Offers granted by the Group for credits that borrowers accepted exclusive of those under the S-System during the years ended December 31, 2009 and 2008 were distributed among SEK’s various categories of credits as follows:

Offers accepted, type of credit

(Skr million)	2009	2008
Financing of capital goods exports	72,974	38,594
Other export related credits	7,290	15,961
Infrastructure	14,799	8,124
Total	95,063	62,679

Of the total volume of offers accepted during 2009, Skr 46,331.1 million (2008: Skr 21,431.0 million) has not yet been disbursed. If a credit has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted credit may never be disbursed, including as a result of changes in the customer’s need for the funds. Currency exchange effects also affect the amount of credit commitments that will result in credits outstanding.

A long-term trend in the development of SEK’s business has been the reduction in importance of the traditional financing of durable goods for Sweden’s export industry, even though an increase in SEK’s offers accepted has been seen in 2008 and 2009 due to SEK being one of the few providers of financing to the export industry in Sweden during the recent market turmoil. SEK’s services have therefore changed over time to meet customers’ needs. This means that a credit “granted” could be either in the form of capital goods export financing or another type of credit such as direct lending to an export company through acquisitions of securities issued under SEK’s capital markets programs, which are recorded among “Other export related credits” in the tables above.

The volume of infrastructure credits reflects the 1996 decision of the shareholder, the Swedish State to broaden SEK’s mandate to include infrastructure financing that directly or indirectly enhances the Swedish export industry.

Outside the S-system, export financing is extended at prevailing market rates of interest. The Group normally makes credit offers at a quoted interest rate that is subject to change prior to acceptance of the credit offer (an “indicative credit offer”). However, credit offers can also be made at a binding interest rate (a “firm credit offer”), but such credit offers have until now rarely been made and are then only valid for short periods. When a borrower accepts an indicative credit offer, the interest rate is set and a binding credit commitment by the Group arises.

Before the Group makes any credit commitment, it ensures that the currency in which the credit is to be funded is expected to be available for the entire credit period at an interest rate (taking into account the costs of currency swaps) that, as of the day the commitment is made, results in a margin that the Group deems sufficient. Except for the portion of the Group’s credits in Swedish kronor that are financed by the Parent Company’s equity, the Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective credits. The Group may accordingly decide not to hedge particular credit commitments for movements in interest rate risk until sometime after they are made. Interest rate risks associated with such uncovered commitments are monitored closely and may not exceed interest rate risk limits established by the Parent Company’s board of directors. SEK’s policies with regard to counterparty exposures are described in Note 34 to the Consolidated Financial Statements.

The Group’s initial credit offer and subsequent credit commitment set forth the maximum principal amount of a credit, the currency in which the credit will be denominated, the repayment schedule and the disbursement schedule.

The following table shows the currency breakdown of credit offers accepted for credits with maturities exceeding one year for each year in the two-year period ended December 31, 2009

	Percentage of credit offers accepted
Currency in which credit is denominated	2009	2008
Swedish kronor	27%	21%
Euro.	32%	39%
U.S. dollars	27%	35%
Other	14%	5%
Total	100%	100%

d. S-system

The S-system was established by the Swedish State on July 1, 1978, as a State-sponsored export-financing program designed to maintain the competitive position of Swedish exporters of capital goods and services in world markets. With respect to the financing of services, this could relate, for example, to services provided by the exporter to a customer in connection with the export of goods.

After a trial period, in April 1984 the Swedish Parliament extended the S-system indefinitely. The S-system today comprises the normal export-financing program at CIRR (Commercial Interest Reference Rate) rates and a concessionary credit program (with a foreign aid element), as more fully described below. Pursuant to arrangements established in 1978 and amended from time to time thereafter, the Group administers the S-system on behalf of the State in return for compensation based mainly on outstanding credit volumes.

Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding under the S-system, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the State. SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any credit losses that may be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these credits as well. All of the credits for lending under the S-system are reported on SEK’s balance sheet. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, (either in gross commission revenue or gross commission expense) rather than present the gross amounts collected and paid in accordance with the agreement with the Swedish State.

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

SEK offers S-system financing at CIRR rates established by the OECD in accordance with the OECD Consensus. The CIRR rates for new credits are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that credit offers may remain valid for a period of not more than four months, during which period the commercial contract must be signed, if at all. Thereafter the CIRR rate can be locked in for a maximum period of six months in order for the credit agreement to be finalized. No commitment fee is charged for Swedish CIRR credits. The arranging bank receives compensation of 0.25 percent per annum, based on the outstanding credit amount, to cover its costs for arranging and managing the credit. The arranging bank can either be SEK itself, or a commercial bank in Sweden.

The OECD Consensus also provides eligibility standards for concessionary credits. In principle, such credits are not permitted to be extended to purchasers in countries whose per capita GNP for at least two consecutive years has exceeded the World Bank threshold applicable to the granting of 17-year World Bank loans. Concessionary credits to purchasers in other countries are not permitted to be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms.

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

The following table sets forth the volumes of offers accepted, undisbursed credits at year end, new credits disbursed and credits outstanding at year end under the various programs in the S-system for each year in the two-year period ended December 31, 2009. The significant increase in volumes of offers accepted under the CIRR-credits program in 2009 reflected an increase in demand for such credits due to the financial crisis having made it more advantageous to borrow at the CIRR rate compared with market rates. The increase in volumes of offers accepted under the Concessionary Credit Program in 2009 was primarily related to a small number of large transactions undertaken during 2009.

	Concessionary Credit Program		CIRR-credits		Total
(Skr million)	2009	2008	2009	2008	2009	2008
Offers accepted	163	22	26,239	890	26,402	912
Not disbursed credits at year-end	497	562	25,889	10,897	26,386	11,459
New credits disbursed	189	34	6,741	1,372	6,930	1,406
Credits outstanding at year-end	699	691	13,615	9,415	10,106	10,106

e. Credit Support for Outstanding Credits

The Group’s policies with regard to counterparty exposures are described in detail in Note 34 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s outstanding credits as of December 31, 2009 and 2008. Although most credits fall into more than one category for any given credit, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger credit.

Consolidated Group, including the S-system

	2009	2008
Credits with Swedish State guarantees via EKN(A)	22%	14%
Credits with Swedish State guarantees via National Debt Office(B)	0%	0%
Credits with Swedish State guarantees, total	22%	14%
Credits to or guaranteed by Swedish credit institutions(C)	10%	11%
Credits to or guaranteed by foreign bank groups or governments(D)	32%	33%
Credits to or guaranteed by other Swedish counterparties, primarily corporations(E)	5%	17%
Credits to or guaranteed by municipalities	14%	12%
Credits to or guaranteed by other foreign counterparties, primarily corporations	18%	13%
Total	100%	100%

See “— Lending Operations — General” for information on the geographical distribution of borrowers.

(A)                EKN guarantees are in substance credit insurance against losses caused by the default of a foreign borrower or buyer in meeting its contractual obligations in connection with the purchase of Swedish goods or services. In the case of a foreign private borrower or buyer, coverage is for “commercial” and, in most cases, “political” risks. Coverage for “commercial” risk refers to losses caused by events such as the borrower’s or buyer’s insolvency or failure to make required payments within a certain time period (usually six months). Coverage for “political” risk refers to losses caused by events such as a moratorium, revolution or war in the importing country or the imposition of import or currency control measures in such country.  Disputed claims must be resolved by a court judgment or arbitral award, unless otherwise agreed by EKN. In the table above only the particular amount of any given total credit that is guaranteed is listed as such. The amount of any such credit that is not covered by the relevant guarantee is excluded. EKN is a State agency whose obligations are backed by the full faith and credit of Sweden.

(B)                  State guarantees issued by the National Debt Office are unconditional obligations backed by the full faith and credit of Sweden.

(C)                  At December 31, 2009, credits in this category amounting to approximately 4 percent (2008: 5 percent) of total credits were obligations of the four largest commercial bank groups in Sweden including credit guarantees in the form of bank guarantees or credit derivatives.

(D)                 Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including credit guarantees in the form of bank guarantees or credit derivatives.

(E)                   At December 31, 2009, approximately 13 percent (2008: 11 percent) of total credits represented credits to or guarantees issued by the ten large Swedish corporations.

See also Note 34 to the Consolidated Financial Statements.

f.           Organizational Structure

SEK has the following business segments, as defined in IFRS 8 Segment reporting: “granting of credits”, “advisory services”, and “capital market products”.  SEK organizes its activities in these segments into three main business areas which are approximately correlated to the above business segments in accordance with financial reporting requirements: Corporate & Structured Finance (granting of credits), Advisory Services (advisory services), and SEK Securities (capital market products) . Furthermore, SEK’s Capital Markets Group, a group outside of the three main business areas, is responsible for funding, liquidity and related matters.

Corporate & Structured Finance. The Corporate & Structured Finance business area is responsible for all activities in general lending, export credits, project finance, leasing and other structured finance projects, as well as origination. The Corporate sub-business has overall responsibility for SEK’s relationships with its customers. The Structured Finance sub-business is responsible for structured finance solutions, project financing and leasing products.

In November 2008, the Swedish government proposed that SEK’s capacity to assist the Swedish export industry with long-term funding be improved. As part of this, AB Svensk Exportkredit received all of the shares in Venantius AB (“Venantius”) from the State through a shareholder contribution on December 18, 2008. SEK obtained control over the operations of Venantius upon the date of acquisition. Venantius was established in 1995, according to a parliamentary decision, in order to take over loan facilities with potentially high credit risk from SBAB. The loan portfolio in 1995 comprised Skr 33 billion in housing loans. At the time of acquisition, on December 18, 2008, the equity in Venantius amounted to Skr 2.4 billion, credits to the public totaled approximately Skr 0.5 billion and liquid funds amounted to approximately Skr 1.9 billion. During 2009 Venantius’ role within the business area Corporate & Structured Finance was to manage its remaining loan portfolio with the goal of achieving the best possible long-term economic outcome for SEK.  In December 2009, Venantius’ remaining loan portfolio (with a carrying amount less than Skr 100 million) was acquired by an external counterparty. Therefore, there are (and there were, at December 31, 2009, in SEK’s consolidated balance sheet) no outstanding loans related to Venantius.

Advisory Services. As a complement to SEK’s lending activity, the Advisory Services business area offers independent consulting services to both the private and public sectors based on SEK’s experience in various areas, especially export credits and projects and project finance, risk management and capital markets. The Emerging Market business line within Advisory Services handles lending and borrowing in emerging market countries.

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

In addition, SEK maintains a risk control unit, an internal audit function and a compliance function, all of which operate independently of the business areas. See also Note 34 to the Consolidated Financial Statements.

g.        Swedish Government Supervision

The Parent Company operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (the “Act”). As such, it is subject to supervision and regulation by the Swedish Financial Supervisory Authority (the “Supervisory Authority”), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Act and the regulations linked to it and such institutions’ corporate charters.

Among other things, the Supervisory Authority requires SEK to submit reports on a three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority also may (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

The Swedish National Audit Office may audit the activities that are conducted by the Swedish State in the form of limited companies, if the State as owner has a controlling influence over the activities. The State has such controlling influence over the activities of the Parent Company which is a limited company.

As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

As of January 1, 2007, the revised capital adequacy rules of the Basel Committee, on Banking Regulation and Supervisory Practices at the Bank for International Settlements (the “Basel Committee”)

referred to as Basel II became applicable to credit institutions in Sweden and the European Union, including SEK.

In July 2005, SEK submitted an application to the Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basel II. In March 2007, the Supervisory Authority finally determined that SEK can use an Internal Ratings Based Approach when calculating risk-weighted claims under Basel II based on legislation adopted in Sweden at the beginning of 2007. The quantitative analysis regarding Pillar 1 (methods for calculating minimum capital requirements for certain risks) was implemented in 2005. During 2006 the required capital base, depending on the Group’s risk profile with regard to all relevant risks, was established (Pillar 2).  Reporting under the new rules was done for the first time as of March 31, 2007.

Pillar 3 concerns, and places demands on, improved openness and transparency and how institutions report on their operations to the market and the public. During 2009, SEK reported in accordance with Pillar 3 for the first time. See Note 33 to the Consolidated Financial Statements for further details on the capital adequacy of SEK and Note 34 to the Consolidated Financial Statements for a discussion regarding Basel II and its effects.

The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee. The principal measure of capital adequacy is a capital to risk-weighted assets ratio, which compares the capital base to the total of risk-weighted assets and off-balance sheet items. The capital base is divided into two components, one of them being “core” or Tier-1 capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Non-cumulative preferred shares and similar instruments may not up to December 2008, be included in Tier -1 capital to the extent they exceed 15 percent of the Tier-1-capital other than non-cumulative preferred shares and similar instruments. In December 2008, the Swedish Financial Supervisory Authority promulgated new regulations concerning the calculation of primary capital with the effect that credit institutions and securities companies are now permitted to maintain a larger proportion of “Tier-1-eligible capital” in their Tier-1 capital. This capital may constitute up to 30 percent of the total amount of Tier-1 capital, in comparison to the previously allowed 15 percent. The amended regulation impacted SEK’s Tier-1-ratio positively by 1.3 percentage points as of December 31, 2008. The other component in the capital base is “supplementary” or “Tier -2” capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with original terms of at least five years (with a deduction of 20 percent for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk depending on the debtor or the type of collateral, if any, securing the assets. Under the new regime, Basel II, a greater emphasis is placed on ratings and all of SEK’s counterparties are internally rated by SEK in order to meet the capital requirements. The minimum capital ratio requirement under Pillar 1 is 8 percent, and not more than 50 percent of an institution’s regulatory capital may comprise supplementary capital. SEK’s policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2009, SEK’s total regulatory capital ratio was 18.7 percent (2008: 15.5 percent) and its Tier -1 ratio was 17.9 percent (2008: 14.8 percent). The regulatory capital ratio has been negatively affected by certain transitional rules imposed by the Swedish Financial Supervisory Authority, which will remain in place until the financial year 2010. Were one to exclude the effect of these transitional rules, SEK’s total regulatory capital ratio at December 31, 2008, would have been 19.8 percent (2008: 21.4 percent) and its Tier -1 ratio 18.9 percent (2008: 20.4 percent). See also Note 33 to the Consolidated Financial Statements.

Under the regulatory rules for large exposures, a “large exposure” is defined as a (risk-weighted) exposure to a single counterparty (or counterparty group) that exceeds 10 percent of the institution’s regulatory total capital base. These rules state that no individual large exposure may exceed 25 percent of the regulatory total capital base of the institution, and that the aggregate amount of large exposures may not exceed 800 percent of the institution’s regulatory total capital base. The aggregate amount of SEK’s large exposures on December 31, 2009, was 120 percent (2008: 81 percent) of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to 8 (2008:7) different counterparties (or counterparty groups). These counterparties (or counterparty groups) were all rated by at least one of the major rating agencies, Moody’s and Standard & Poor’s, with ratings of not lower than investment grade.

The Parent Company’s subsidiary, AB SEK Securities, is licensed to conduct a securities business and as such is regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act. Among other things, the Supervisory Authority requires AB SEK Securities to submit reports on a regular basis and may conduct periodic inspections. The Supervisory Authority also may (but currently does not) appoint an external auditor. Furthermore, AB SEK Securities is also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

h.          Property, Plants and Equipment

The Parent Company owns, through its wholly-owned subsidiary AB Sektionen, an office building in the City of Stockholm. The major part of the building is used by the Group as its headquarters. The available office space in the building is approximately 2,200 square meters. SEK may not utilize the building for other purposes than as an office. The building is not secured by a mortgage.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

a.               Overview

Substantially all of SEK’s revenues and net income derive from the net interest revenues earned on its credits and interest-bearing securities. Funding for these assets comes from equity, including the capital contributed to the Parent Company by the State and from debt securities issued in the international capital markets. Accordingly, key determinants of SEK’s profits from year to year are the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt, the rate of interest earned on the investment of its equity and the outstanding volumes of credits and interest-bearing securities in the balance sheet, as well as the relative proportions of its assets funded by debt and equity. SEK raises debt with terms that may be fixed, floating, or linked to various indexes. SEK’s strategy is to economically hedge these terms to floating IBOR rates to match its debt financed assets. The quality of SEK’s balance sheet, stable credit rating and public policy role within Sweden with a close connection to the Swedish state have enabled SEK to achieve funding at a level which is competitive in the market.

The declining trend in recent years in SEK’s profit under IFRS (for the financial years 2008, 2007 and 2006) was broken in 2009 as SEK reported a substantial increase in earnings. The 2009 profit reflected the following two factors:

(1) SEK was positively affected by its relative strength on the funding markets and was able to increase its business volumes resulting in higher volumes of debt-financed interest-bearing assets on the balance sheet and at the same time, significantly lower borrowing costs, partly because SEK continued to have access to funding in U.S. dollars.

(2) The marking to market of financial assets, the value of which had declined due to economic turmoil in 2008, resulted in an increase in such assets’ recorded values in 2009. Such values moved closer to the levels that existed before the turmoil started, thus creating unrealized gains affecting SEK’s profit positively. Furthermore, SEK increased its realized gains related to repurchases of its own debt compared to 2008 and decreased its provisions for probable credit losses and impairment of financial assets compared with 2008. On the other hand, increased costs related to new regulations, particularly Basel II, IFRS, and the Sarbanes-Oxley Act of 2002 (SOX) continued to affect net profit negatively.

The decline in SEK’s profit in the years leading up to 2009 reflected several factors, including (1) the marking-to-market of financial assets, the value of which declined due to recent economic turmoil; and (2) provisions for probable credit losses and impairment of financial assets.  Especially during 2008, SEK was materially affected by these factors. On the other hand, during 2008 SEK was positively affected by its relative strength on the funding markets and was able to lower its borrowing costs significantly, partly because SEK continued to have access to funding in U.S. dollars. Furthermore, SEK avoided negative unrealized losses through the reclassification of certain assets which the Group has the intention and ability to hold to maturity.

The Group has rebuilt equity through retained earnings and a restrictive dividend policy. In December 2008, SEK’s equity was also significantly increased through a capital contribution of Skr 3 billion from the Swedish State and the related transfer of the shares of the State-owned company Venantius AB to SEK. Venantius’ equity as of the date of acquisition amounted to approximately Skr 2.4 billion.

SEK has identified a significant deficiency in internal control over financial reporting as of December 31, 2009.  For additional information on the significant deficiency, see Item 15 herein.

In 2009 as part of its financial close process for the year ended December 31, 2008, SEK restated its consolidated IFRS financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking-to-market of a number of derivative positions, assets and liabilities required to be reported at fair value. The changes had the overall effect of reducing previously reported net income for 2006 and 2007, while increasing previously reported shareholder’s equity for those years. All results for 2007 discussed in this section reflect the restatement. For additional information, see Item 3 — Key Information — Selected Financial Data.

b.     Critical Accounting Policies and Estimates

When applying the accounting policies, management makes judgments and estimates that have significant effects on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the Parent Company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can differ from the estimates and the assumptions made. The Parent Company assesses the judgments made related to the following critical accounting policies to be of most significance:

• The functional currency of the Parent Company

• Classifications of securities as quoted on an active market

• The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

• SEK being regarded as an agent with respect to the S-system

• Assessments made at the acquisition of Venantius

Furthermore, the company has identified the following key sources of estimation uncertainty when applying IFRS:

• Provisions for probable credit losses

• Estimates of fair values when quoted market prices are not available

• Valuation of derivatives without observable market prices

The functional currency

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. SEK is economically hedged regarding foreign currency exchange revaluation effects related to balance sheet components. A major part of its assets, liabilities and related derivatives are denominated in foreign currency. Under IFRS, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, the Group is making judgments as to whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process.

If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available for sale and the after-tax changes in fair value for these securities would affect other comprehensive income. It is, however, essentially impossible to predict the quantitative impact of any such changes because of the lack of homogeneity of our portfolio of non-quoted securities; the impact would very much depend on which types of securities were so classified, and any process we developed for identifying such types would be inherently speculative.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. A significant number of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Different pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. However, different pricing models or assumptions could produce different valuation results. If the assumptions underlying those internal models were to change this could result in a material change in the fair value of those assets or liabilities.

If, for example, the assumption regarding the yield of interest-bearing financial assets or liabilities with a fixed interest rate were changed so as to be 0.10 percent higher or lower than the yield actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2009 by approximately Skr 10-30 million and equity by approximately Skr 10-50 million.

Please see more information regarding valuation techniques in Note 13 to the Consolidated Financial Statements.

SEK is regarded as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment whereby SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as that: (i) SEK does not in substance, even though in it may in form, have the risk and reward of ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish state. If SEK were to be regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be nil.

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

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held by SEK, as well as existing guarantees and collateral, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change this could result in a material change in provisions for probable credit losses.

Credit or impairment losses are recognized as the difference between the carrying value of a loan and the discounted value of our best estimate of future cash repayments. These estimates take into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ending December 31, 2009 by Skr 50-60 million and equity by Skr 30-40 million.

Estimates of fair value when quoted market prices are not available

Classifying a transaction at fair value through profit and loss requires valuing the instrument at its full fair value, including the impact of the credit spread. When quoted market prices are not available for such instruments certain assumptions must be made about the credit spread included in such valuations. If these assumptions were to change this could result in a material change in the fair value of these instruments.

If the assumption with relation to the valuation of assets classified at fair value through profit and loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2009 by approximately Skr 40-60 million and equity by approximately Skr 30-50 million.

If the assumption with relation to the valuation of liabilities classified at fair value through profit and loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2009 by approximately Skr 400-700 million and equity by approximately Skr 300-500 million. These sensitivity analyses show possible effects on fair value from changes in assumptions about credit spreads. However, they can also be viewed as an estimate of potential risk for changed fair values related to a change in market pricing of credit risk for the issuer of the asset or liability.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivates. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models, valuations established by external parties or quotations furnished by dealers in such instruments are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair-value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the year, the development of financial markets has to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly observable and implied market parameters.

For additional information regarding valuation techniques, see Note 13 to the Consolidated Financial Statements.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products. The presence of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models for valuing these instruments at fair value. If these assumptions were to change this could result in a material change in the fair value of these instruments, though, since SEK only enters into market-matched hedge relationships (economic or accounting hedges) a potential material effect on profit and loss or equity would only result if there were changes in the credit spreads.

SEK uses swap agreements (primarily) to hedge risk exposure in financial assets and liabilities. SEK enters into the swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a ISDA credit support annex or other agreement whereby the credit exposure is mitigated on at least a monthly basis. Swaps are measured at fair value by using the market-quoted rates where available. If market quotes are not available valuation models are used. For counterparties in respect of which SEK has a positive swap portfolio value, SEK uses a model to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

For additional information regarding valuation techniques, see Note 13 to the Consolidated Financial Statements.

c.         Recent Accounting Pronouncements Issued

New standards and amendments to standards and interpretations applicable from 2010 or later have not been applied in advance. The following new standards and changes in standards and interpretations may influence the financial results of SEK.

IFRS 9, Financial Instruments: Recognition and Measurement. This standard is a first step in a complete overhaul of the existing standard, IAS 39, to reduce the number of categories of financial assets. This first part of the standard will be supplemented by new rules on write-downs, hedge accounting and the valuation of liabilities. IFRS 9 must be applied for annual periods beginning January 1, 2013. Early application is permitted. Since all standards have not yet been issued, SEK has not yet evaluated the effects.

IFRS 3R, Business Combinations. This standard introduces a number of changes in accounting for future business combinations, which will affect the amount of recorded goodwill, reported results for the period in which an acquisition is carried out and future reported results. The new standard will be applied in 2010.

IAS 27R, Consolidated and Separate Financial Statements. This standard requires that future changes in ownership interests in a subsidiary, where the majority owner does not lose control, be accounted for as equity transactions. Furthermore, the amendments to IAS 27R alter the accounting treatment when there is a loss of control over a subsidiary. The new standard will be applied in 2010.

IAS 24, Related Party Disclosures. The definition of related parties has changed and some relief is given on the disclosures when the company is state-owned. The amended standard must be applied from 2011 but may be earlier adopted and might reduce disclosures provided by SEK on transactions with other state-owned companies.

d.         Assets and Business Volume

Total Assets

SEK’s total assets totaled Skr 371.6 billion as of December 31, 2009, remains substantially unchanged from the Skr 370.0 billion of total assets recorded as of December 31, 2008. Nonetheless, while there was little change in total assets between the two dates, SEK’s credit portfolio increased by Skr 22.1 billion, or approximately 12 percent. The impact of this increase on total assets was substantially offset by changes in the liquidity portfolio and derivatives, the combined value of which decreased by approximately the same amount as the increase in the credit portfolio.

The total amount of credits outstanding and credits committed though not yet disbursed was Skr 232.2 billion at December 31, 2009 as compared to Skr 180.1 billion as of December 31, 2008. This change represents an increase of approximately 29 percent year-over-year.

Of the total amount of credits outstanding and credits committed though not yet disbursed at December 31, 2009, Skr 185.8 billion represented credits outstanding, an increase of 17 percent over the Skr

158.7 billion recorded at December 31, 2008. Of credits outstanding, Skr 14.4 billion (as compared to Skr 10.1 billion at the prior year-end) represented credits in the S-system. For additional information about the S-system, see Note 25 to the Consolidated Financial Statements. In December, Venantius’ remaining loan portfolio (with a carrying amount less than Skr 100 million) was acquired by an external counterparty. Therefore, there are (and there were at year-end) no outstanding loans related to Venantius on SEK’s consolidated balance sheet.

The aggregate amount of outstanding offers for new credits totaled Skr 84.5 billion at December 31, 2009, more than three times the figure at year-end 2008 (2008: Skr 27.4 billion). Of the aggregate amount of outstanding offers at December 31, 2009, Skr 77.5 billion was related to the S-system, as compared to Skr 21.2 billion at December 31, 2008. The increase in the volume of outstanding offers was due to favorable CIRR (Commercial Interest Reference Rate) interest rates, and the fact that the aggregate demand for export credits has increased because of the difficulty companies have had in receiving alternative financing from Swedish or foreign banks.

Business Volume

In 2009, SEK provided increased long-term financing to the Swedish export industry. The volume of new customer financing provided increased by approximately 89 percent to Skr 122.5 billion in the year ended December 31, 2009, as compared to Skr 64.9 billion in the year ended December 31, 2008. During the year, SEK was able to continue to meet demands for financing by the Swedish export industry, despite the crisis in the world’s financial markets.

Lack of liquidity in international financial markets contributed to an increase in demand for financing from SEK. SEK’s involvement was therefore often essential in enabling export deals to take place. The Swedish government and parliament’s decision in December 2008 to strengthen SEK’s lending capacity has contributed to secure financing for the Swedish export industry

As is stated above, the volume of new customer financing in 2009 amounted to Skr 122.5 billion as compared to Skr 64.9 billion in 2008, an increase of Skr 57.6 billion. The increase in lending has taken place within the framework of SEK’s business model, which has been designed to minimize risk to the extent possible. Risk reduction is achieved by acquiring guarantees or entering into other risk reducing transactions. (See Note 34 to the Consolidated Financial Statements.) At the end of 2009 the total amount of credits was Skr 232.2 billion (2008: Skr 180.1 billion), of which Skr 46.3 billion (2008: Skr 21.4 billion) was committed though not yet disbursed. The outstanding volume of offers for credits at the end of 2009 was Skr 84.5 billion (2008: Skr 27.4 billion). The demand for export credits was high during the year, with the total amount of new export credits granted amounting to Skr 54.0 billion in 2009 (2008: Skr 26.8 billion). Other lending for exporters excluding export credits also grew during 2009, and the total volume reached a level of Skr 45.8 billion for the year (2008: Skr 12.7 billion).

The total amount of credits outstanding and credits committed though not yet disbursed increased by approximately 29 percent during the year from Skr 180.1 billion as of December 31, 2008 to Skr 232.2 billion as of December 31, 2009, of which Skr 185.8 billion (2008: Skr 158.7 billion) represented credits outstanding, an increase of approximately 17 percent that mainly reflected increased new business volumes. Of the aggregate amount of credits outstanding and credits committed at December 31, 2009, Skr 40.7 billion (2008: Skr 21.6 billion) was related to the S-system, of which Skr 14.3 billion (2008: Skr 10.1 billion) represented credits outstanding. CIRR credits and concessionary credits are included in the S-system.

New customer financing

	Year ending December 31,
(Skr billion)	2009	2008	2007
Lending for exporters	99.8	39.5	27.6
Of which Export credits	54.0	26.8	18.0
Lending to other corporates	0.7	1.9	6.2
Lending to the public sector(2)	14.8	8.1	10.7
Lending to the financial sector (3)	6.2	14.1	8.6
Syndicated customer transactions	1.0	1.3	3.7
Total(1)	122.5	64.9	56.8

(1) Of which Skr 38.8 billion (2008: Skr 7.7 billion; 2007: Skr 8.0 billion) has not yet been disbursed.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placement.

(3) For the promotion of financing of small and medium-sized export firms.

The ratings for SEK’s long-term debt are ‘AA +’ from Standard & Poor’s and “Aa1” from Moody’s. On July 7, 2009, Standard &Poor’s announced that its ratings of state-owned financial institutions with specific public roles, including SEK, would be reviewed. On September 4, 2009 Standard & Poor’s completed its review and confirmed SEK’s long-term rating of AA + with a stable outlook. Moody’s Investors Service has not conducted any similar review.

SEK’s funding operations were very active during 2009. New long-term borrowing amounted to Skr 111.8 billion over the year. SEK therefore was able to offer financing to Swedish exporters despite the difficult market conditions. SEK carried out a total of 617 funding transactions during the year, issuing debt or incurring new loans in for aggregate gross proceeds of Skr 111.8 billion, which was an increase of Skr 25.7 billion or approximately 30 percent, over 2008 (2008: Skr 86.1 billion).

Japan has traditionally been one of SEK’s key markets and during 2009 Japanese investors provided SEK with approximately 29 percent (2008: 44 percent) of its total new borrowing. In the fall of 2009 SEK issued its first Samurai bond since the 1980’s. A Samurai bond is a yen denominated plain vanilla bond issued in the domestic Japanese market by a non-Japanese issuer. The aggregate issue price was JPY 100 billion.

In addition to the Japanese market SEK has also been active in the European and U.S. markets. European markets accounted for 29 percent (2008: 9 percent) of SEK’s total new borrowing during 2009. In May SEK issued its largest ever bond. The bond was a five-year EUR 1.25 billion benchmark issuance. The Swiss market was an active market for SEK in 2009. Over the year SEK issued approximately ten Swiss franc-denominated bonds with long maturities.

The U.S. market provided SEK with approximately 24 percent (2008: 32 percent) of its total new borrowing in 2009. In September SEK completed its largest dollar-denominated bond issuance ever, a five-year USD 1.5 billion global benchmark bond issuance. It was SEK’s first global benchmark transaction in US dollars since September 2007 and 60 percent of the bonds were sold to U.S. investors.

e.          Counterparty Risk Exposures

An examination of SEK’s counterparty risk exposures as of the end of the period under review shows a decrease in the relative share of our exposures to financial institutions and asset-backed securities. SEK experienced a mainly downward migration with respect to the rating classifications of SEK’s risk exposures during 2009. For a more details about the rating of the exposures on SEK’s balance sheet, see Note 34 to the Consolidated Financial Statements. Of the total risk exposure at December 31, 2009, approximately 40 percent (2008: 25 percent) was to central governments and government export credit agencies, 35 percent (2008: 46 percent) was to financial institutions, 9 percent (2008: 13 percent) was to asset-backed securities, 6 percent

(2008: 6 percent) was to local and regional authorities; and 10 percent (2008: 10 percent) was to corporations. SEK’s ultimate exposure to derivative counterparties is limited compared with the volume of derivatives shown as assets, since most derivatives are subject to collateral agreements.

SEK maintains a conservative policy with regard to market exposures, interest-rate risks, currency exchange-rate risks and operational risks. See also Note 34 to the Consolidated Financial Statements.

Consolidated Group

(Skr billion)	Total				Credits & Interest-bearing securities				Undisbursed credits, Derivatives, etc.
Classified by type of	December 31, 2009		December 31, 2008		December 30, 2009		December 31, 2008		December 30, 2009		December 31, 2008
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central Governments(1)	125.6	32	43.2	13	86.4	26	32.6	11	39.2	64	10.6	31
Regional governments	24.0	6	21.2	6	23.2	7	19.1	6	0.8	1	2.1	6
Government export credit agencies	33.5	8	41.4	12	30.0	9	33.3	11	3.5	6	8.1	24
Financial institutions	137.9	35	157.5	46	123.3	37	146.4	47	14.6	24	11.1	32
Asset backed securities	33.9	9	43.6	13	33.9	10	43.6	14	0.0	0	0.0	0
Retail(2)	0.0	0	0.1	0	0.0	0	0.1	0	0.0	0	0.0	0
Corporates	38.7	10	35.5	10	35.3	11	33.0	11	3.4	5	2.5	7
Total	393.6	100	342.5	100	332.1	100	308.1	100	61.5	100	34.4	100

Write downs on Icelandic bank and CDO-related exposures totaled Skr 287.9 million in 2009 and Skr 524.0 million in 2008, for an aggregate a total of Skr 811.9 million as of December 31, 2009.  For additional information, see “—Results of Operations—Recovered credit loss and impairment of financial assets” below and Note 9 to the Consolidated Financial Statements.

f.           Results of Operations

SEK presented its financial statements in accordance with IFRS for the first time in 2007, while the opening balance for IFRS has been established as of January 1, 2006.

Net Interest Revenues

2009 versus 2008

Net interest revenues totaled Skr 1,994.3 million, as compared to Skr 1,543.3 million in 2008, an increase of approximately 29 percent. The increase was mainly due to increased lending volumes but also reflected increased average margins on debt-financed assets, particularly in the credit portfolio. The equity that SEK received from the Swedish State during December 2008 also contributed positively to the increase in net interest revenues, by permitting new lending not financed by debt.

The average margin on debt-financed assets amounted to 0.52 percent in 2009, as compared to 0.49 percent in 2008. Margins on currency swaps, which in normal times are very modest, also contributed materially to net interest revenues. The contribution was mainly realized in the first half of 2009 as compared to the corresponding period in 2008, when the financial crisis had not yet deepened. Furthermore, SEK generated higher margins in its granting of credits during 2009 than in 2008 partially as a result of the financial crisis because premiums charged to borrowers related to business risk were significantly higher than in the past. This resulted in SEK being able to receive higher risk-adjusted premiums on its customer lending while SEK’s own risk premium on its own borrowing was basically unchanged or even lowered due to SEK’s favorable position in being able to borrow U.S. dollars.

The average volume of debt-financed assets amounted to Skr 313.5 billion during 2009 as compared to Skr 269.5 billion in 2008, an increase of approximately 16 percent. The increase in volumes occurred mainly in the credit portfolio and reflected the fact that SEK was one of the few available sources of financing in the Swedish credit market during the early part of 2009.

2008 versus 2007

Net interest revenues totaled Skr 1,543.3 million in 2008, as compared to Skr 833.1 million in 2007, an increase of approximately 85 percent. The increase was mainly due to increased average margins, but also to increased average volumes, mainly in the credit portfolio, but also in the portfolio of liquid assets. The average volume of debt-financed assets totaled Skr 269.5 billion during 2008, as compared to approximately Skr 234 billion during 2007, an increase of approximately 15 percent. The increase in volumes was mainly due to increased volumes in the credit portfolio, but also to an increase in the portfolio of liquid assets. The increase in the credit portfolio was related to an increase in lending, especially during the second half of the year, and to currency exchange effects. The average margin on debt-financed assets was 0.49 percent per annum, as compared to 0.28 percent in 2007. This increase reflected the fact that SEK’s relatively stable borrowing base in U.S. dollars provided it with a competitive advantage in the global market turmoil. That advantage was reflected in SEK’s higher-than-usual margins in 2008, after converting dollar-denominated financing into Euros, through derivative contracts, and investing such funds in Euro-denominated assets.

Net interest revenues included Skr 22.4 million representing remuneration from the S-system, as compared to Skr 29.8 million in 2007, a decrease of approximately 25 percent. The remuneration is directly related to the outstanding volumes of credits in the respective years.  Such remuneration from the S-system represents compensation paid to SEK for carrying the S-system credits and the related credit risks on SEK’s balance sheet.

Commissions earned and commissions incurred

2009 versus 2008

Commissions earned amounted to Skr 26.2 million in 2009, as compared to Skr 34.7 million in 2008. The approximate 24 percent decrease was due mainly to lower amounts of capital market commissions (down by approximately 83 percent from Skr 14.3 million to Skr 2.5 million). Commissions incurred amounted to Skr 26.4 million as compared to Skr 21.7 million in 2008, with the approximate 22 percent increase primarily reflecting higher costs for services related to financial instruments.

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

Net results of financial transactions

2009 versus 2008

Net results of financial transactions totaled Skr 1,103.1 million in 2009, as compared to negative Skr 456.9 million in 2008, of which Skr 333.8 million in 2009 as compared to Skr 191.8 million in 2008 related to realized gains on repurchases of SEK’ s own debt and net currency exchange effects and Skr 769.3 million in 2009, as compared to negative Skr 648.7 million in 2008, related to unrealized changes in market valuations.

The increase in realized changes in market valuations from Skr 87.3 million in 2008 to Skr 302.3 million in 2009 was primarily attributable to the aforementioned gains on the repurchase of SEK’s own debt.

The increase in unrealized market valuations cited above was primarily attributable to the changes in credit spreads on assets. These spreads affected the unrealized value of the assets negatively at the height of the financial crisis but have now largely reversed to levels prevailing before the financial crisis started. Assets affected by these valuation effects in SEK’s balance sheet are assets irrevocably categorized at initial recognition at fair value through profit or loss. Such assets had a book value on December 31, 2009 of Skr 10.0 billion as compared to a book value of Skr 11.2 billion at December 31, 2008. See also Note 13 to the

Consolidated Financial Statements. Some of these assets are secured against the credit risk by credit default swaps. Part of the material negative unrealized effects during 2008, which reversed during 2009, was related to the fact that the difference between the bonds’ credit spreads and the spreads on credit derivatives increased significantly in 2008, which resulted in the negative fair-value changes.

Furthermore, unrealized losses on currency swaps, pursuant to which SEK initially exchanges USD to EUR, decreased during 2009. These derivatives are used to convert our dollar-denominated obligations to Euro-denominated obligations. During 2009, due to stabilized conditions affecting the pricing of such derivatives, the opening balance of unrealized losses was reduced thus creating an unrealized gain in 2009.

2008 versus 2007

Net results of financial transactions totaled negative Skr 456.9 million in 2008, as compared to negative Skr 35.6 million in 2007.  The very significant worsening in this line-item was primarily the result of the negative mark-to-market effects on our derivatives portfolio and other financial assets and liabilities marked to market, which amounted to negative Skr 648.7 million in 2008, as compared to a negative Skr 38.0 million in 2007. These market valuation effects are mainly related to the mismatch that arises in operating profit due to the requirement that certain derivatives be valued at market value, even though, sometimes corresponding hedged items are measured at amortized cost. During 2008, such effects had a much larger impact on our results than in earlier periods due to the turbulent financial markets situation, which resulted in major changes in credit-spreads, interest rates and exchange rates in 2008, especially during the fourth quarter.

In particular, these negative valuation effects have depended on three factors.  The most important is that SEK has a portfolio of bonds amounting to approximately Skr 11.2 billion that are hedged with consideration to interest risk, currency risk and, via credit derivatives, changes in credit spreads. The portfolio is presented at fair value, with fair value changes flowing through the income statement. Mainly during the fourth quarter of 2008, the difference between the bonds’ credit spreads and the spreads on credit derivatives increased significantly, which resulted in the negative net value changes summarized above.  SEK has the intention to hold these bonds to maturity. The second significant factor is the valuation of derivatives used to convert our dollar-denominated obligations to Euro-denominated obligations. The fair value of these derivatives was volatile throughout 2008, reflecting turbulence in the currency markets. The third factor that affected the negative result was that the short-term Euro interest rates fell sharply at the end of the year, thus affecting the value of short-term positions between interest turnover days. Offsetting these effects to some extent, the net result of financial transactions was positively affected in the amount of Skr 114.6 million (2007: Skr 0.0 million; 2006: Skr 0.0 million) due to the revaluation of credit-spreads on derivatives related to our own credit risk.

The negative market-valuation effects were also partly offset by realized currency exchange effects, partially arising from positions against Lehman Brothers-related positions (see Note 4 to the Consolidated Financial Statements), and to a reclassification of assets according to changed accounting principles implemented in October, but effective as of July 1, 2008. Assets previously accounted for at fair value in the trading portfolio have been reclassified to the loans and receivables category. The trading portfolio was reclassified as of July 1, 2008. The reclassification of the trading portfolio meant that SEK avoided a negative effect on its net results of financial transactions of Skr 147.1 million. Results of financial transactions have also been positively affected by profits related to repurchases of bonds issued by SEK and similar transactions which amounted to Skr 87.3 million in 2008, as compared to Skr 41.5 million in 2007.   In the current financial turmoil, there has been an increase in such repurchases, especially with respect to structured issues.

Other operating income

2009 versus 2008

Other operating income decreased from Skr 0.1 million in 2008 to Skr 0.0 million in 2009.  The decrease was mainly related to a decrease in rental income from third parties.

2008 versus 2007

Other operating income decreased from Skr 0.3 million in 2007 to Skr 0.1 million in 2008.  The decrease was mainly related to a decrease in rental income from third parties.

Personnel expenses and other expenses

2009 versus 2008

Personnel expenses totaled Skr 312.2 million in 2009 as compared to Skr 228.5 million in 2008 and other expenses totaled Skr 159.0 million as compared to Skr 112.5 million in 2008. The cost increase was primarily attributable to business growth, the acquisition of Venantius and increased costs related to the development and efficiency of internal controls linked to government requirements and regulations. Personnel costs and other expenses in 2009 also include a provision amounting to approximately Skr 25 million recorded in connection with the final settlement of Venantius’ activities.

Personnel costs include an accrual for the estimated cost of the overall employee incentive system of Skr 22.8 million 2009 as compared to Skr 19.3 million for 2008. Senior executive receives no variable remuneration. The general incentive scheme for other employees is based on Adjusted Operating Profit (See Item 10 Additional Information, Supplemental Statistical Measure.)

In December 2009, the Swedish Financial Supervisory Authority promulgated new regulations (FFFS 2009:6) regarding remuneration policies in companies under its supervision. See “Remuneration policy” in Item 6 for information on how these policies are applied.

The total annual cost for the incentive system for each employee is limited to an amount equaling two months’ salary for that employee plus social insurance costs. SEK’s general incentive system, which is based on Adjusted Operating Profit, includes all permanent employees of the Group except for the executive officers, as aforesaid, and certain employees working in Advisory Services. The total number of employees included in the general incentive system at December 31, 2009, was 209 as compared to 170 at December 31,  2008. In addition to the general incentive system, SEK is also a party to individual, performance-related remuneration agreements.

Total variable remuneration for any individual employee may amount to a maximum equivalent to four months’ salary for that employee. Senior executives cannot receive variable compensation.

2008 versus 2007

Administrative expenses totaled Skr 340.3 million in 2008, as compared to 282.6 million in 2007, an increase of approximately 20 percent. The increase was related to growth in business activity and average headcount, as well as increasing costs for external consultant’s fees and audit fees. The average number of employees was 183 in 2008, as compared to 160 in 2007, an increase of 14 percent. The increase in average headcount was mainly due to growth in business activities. There were also recruitments made in order to strengthen the processes that lead to the financial statement close process, especially the process for mark-to market financial assets, liabilities and derivatives. During 2008, administrative expenses were affected by a Skr 19.3 million provision under SEK’s general incentive system for its staff, as compared to a Skr 17.7 million provision in 2007. The total cost for the incentive system for every individual, per year is limited to an amount equaling two months’ salary plus social insurance costs. The general incentive system is discussed further in Item 10 herein. In addition to the general incentive system, SEK is also a party to individual, performance-related remuneration agreements.

Depreciation and amortization of non-financial assets

2009 versus 2008

Depreciation and amortization of non-financial assets amounted to Skr 11.1 million in 2009 compared to Skr 21.0 million in 2008. In both years these costs were mainly related to the depreciation of intangible assets related to SEK’s business IT system.

2008 versus 2007

Depreciation and amortization of non-financial assets amounted to Skr 21.0 million in 2008, as compared to Skr 30.2 million in 2007.  These costs are mainly related to the depreciation of intangible assets related to SEK’s business IT system.  The decrease in 2008 resulted from decreased depreciation on the IT system.

Recovered credit losses

2009 versus 2008

In 2009, Skr 36.7 million was recovered on an earlier reported credit loss, as compared to a total of Skr 4.7 million in such recoveries in 2008. The increase primarily reflected recovered credit losses in Venantius.

2008 versus 2007

In 2008, an amount of Skr 4.7 million was recovered on an earlier reported credit loss.  No such amounts were recovered in 2007.

Impairment of financial assets

2009 versus 2008

Impairments of financial assets recorded in 2009 amounted to Skr 283.0 million as compared to Skr 557.0 million in 2008. These write-downs consist mainly of additional provisions for expected losses on financial assets for which impairments were initially been recorded in 2008. The relevant investments consist of (i) two collateralized debt obligations with significantly impaired credit ratings, as to which the additional impairment during 2009 amounted to Skr 217.9 million, following Skr 135.0 million in impairments recorded in 2008, and (ii) exposures to Glitnir Bank, in respect of which additional provisions amounting to Skr 70.0 million were recorded in 2009, following on Skr 389 million in impairments recorded in 2008. There was also a new provision of Skr 85.0 million recorded in 2009, as compared to Skr 0.0 million in 2008, which is not linked to a specific counterparty. The impact of new impairments recorded in 2009 was partially offset by a net reversal of reserves amounting to Skr 95.0 million in connection with the sale of Venantius’ credit portfolio (no such reversal was made in 2008).

Individual assets that SEK has determined to be impaired have been written down by a total of approximately 68 percent of their combined total book value as of December 31, 2009.

SEK’s exposure to Icelandic banks consists of the above-mentioned exposure to Glitnir Bank amounting to the equivalent of approximately Skr 514 million (before impairment). In November 2009, the time for creditors to place demands to Glitnir Bank expired. A major portion of these demands have not been validated and approved and SEK’s demand is of such character. These demands are to be discussed at a “creditors meeting” in May 2010 SEK therefore has no clear picture of Glitnir Bank’s financial position. Based on Glitnir Bank’s own calculations together with SEK’s own valuation, in which SEK disregarded uncertain assets related to Icelandic holding companies, Glitnir Bank’s own subsidiaries and other Icelandic banks, and an adjustment related to the fact that a major part of the demands has not yet been approved, an impairment charge has been recorded in an amount equal to 90 percent of the outstanding claim, i.e. an increase in the impairment percentage by 15 percentage points compared to 2008. The impairment amounts to Skr 459 million (see Note 9 to the Consolidated Financial Statements).

As is mentioned above, SEK holds two collateralized debt obligations (first-priority-tranches) with end-exposure to the U.S. mortgage market. The rating of these assets was severely downgraded during 2008, and the quality of the assets further deteriorated during 2009. The book value of these assets (before impairment) amounts to Skr 683 million, and based on information presently known, the Group recorded additional impairment during 2009 of approximately Skr 218 million, bring the total impairment to approximately Skr 353 million (see Note 9 to the Consolidated Financial Statements).

SEK has not recorded any impairment related to its exposures to the Lehman Brothers group.

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK policy to be held without credit default swap coverage. SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these financial guarantees, which have been accounted for as contingent assets. SEK’s claims against Lehman associated with these financial guarantees total approximately Skr 1.5 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process an assessment has been made that the virtual certainty of collection threshold has not yet been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, PriceWaterhouseCoopers as appointed Liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements.  SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK believes that it will not suffer any material losses relating to bankruptcy of Lehman Brothers Holdings Inc., and has therefore not established any related provisions. However, SEK’s set-off and damage claims have not been adjudicated, and no assurance can be given that they will be honored in full.  Nor can any assurance be provided as to the outcome of the Group’s dispute with LBF.  SEK will continue to assess this situation and await the outcome of the Lehman Brothers Holdings Inc. bankruptcy proceedings.

2008 versus 2007

Impairment of financial assets amounted to Skr 561.8 million in 2008, as compared to nil in 2007.  Of that amount Skr 388.7 million was related to an exposure to Glitnir Bank, and Skr 135.0 million was related to a Collateralized Debt Obligation (a “CDO”).

At year-end 2008, SEK’s exposure to Icelandic banks consisted of an exposure to Glitnir Bank amounting to the equivalent of Skr 518.6 million before impairment. No part of this exposure is denominated in Icelandic currency. At such date, there was a lack of information with regard to how the government of Iceland will act with regard to the lenders to Icelandic banks and with regard to the economic position of Glitnir Bank. Due to this lack of information and consequent uncertainty, an impairment charge has been recorded in an amount equal to 75 percent of the outstanding claim, approximately Skr 388.7 million. Furthermore, SEK holds two CDOs (first-priority tranches) with end-exposure to the U.S. mortgage market. The rating of one of these assets was severely downgraded during 2008. Based on the information available at the end of 2008, the Group assessed that the downgraded CDO, which had a book value before impairment amounting to Skr 384.5 million, would not generate cash flow sufficient to cover the Parent Company’s claim. Consequently, SEK determined to write down the value of the asset by Skr 135.0 million.

SEK did not record any impairment related to its exposures to Lehman Brothers in 2008 or 2007.

Operating Profit

2009 versus 2008

Operating profit amounted to Skr 2,368.6 million in 2009, a sharp increase from the Skr 185.2 million recorded in 2008. The significant increase in operating profit was mainly due to an increase in net results of financial transactions of Skr 1,560.0 million, an increase in net interest revenues of Skr 451.0 million and a decrease in impairments recorded on financial assets of Skr 274.0 million, each of which is discussed in more detail above. These increases were partially offset by the increase in personnel and other expenses noted above.

2008 versus 2007

Operating profit amounted to Skr 185.2 million in 2008, as compared to Skr 497.0 million in 2007, a decrease of approximately 63 percent.  This decrease resulted from the fact that the increase in net interest revenue in 2008 was more than offset by the significant decline recorded in net results of financial transactions and the impairment of financial assets discussed above.

Net profit (after taxes)

2009 versus 2008

Net profit amounted to Skr 1,727.3 million in 2009 as compared to Skr 143.9 million in 2008. In addition to reflecting the sharp increase in operating profit, net profit was positively impacted by a reduction in the corporate tax rate, effective as of January 1, 2009, from 28 percent to 26.3 percent. The impact on 2009 net profit of the reduced tax rate amounted to Skr 40.3 million as compared to Skr 19.3 million in 2008 (when the lower rate was already applied to deferred taxes).

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

g.          Liquidity, Capital Resources and Funding

Liquidity

SEK seeks to maintain a high level of liquid assets and a low funding risk.  During 2009, the aggregate volume of funds borrowed and equity at all times exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity. See also the graph “Development over Time of SEK’s Available Funds” in Note 34 to the Consolidated Financial Statements.

SEK endeavors to take advantage of borrowing opportunities that arise and to pre-fund its credits to the extent possible. Outstanding debt issued by SEK for funding purposes amounted to Skr 328.0 billion at December 31, 2009 (2008: Skr 312.8 billion). The increase of approximately 5 percent between December 31, 2008 and December 31, 2009 reflected an increase in long-term borrowing activities during 2009 due to more favorable conditions during 2009.

SEK’s policy is to maintain a high degree of liquidity in its portfolio of interest-bearing securities. At December 31, 2009, the total value of interest-bearing securities with maturities of one year or less was Skr 73.0 billion (2008: Skr 39.7 billion). At December 31, 2009, the total value of the aggregate of SEK’s credits and interest-bearing securities with maturities of one year or less was higher than its total senior debt with such maturities by Skr 47.3 billion (2008: Skr 5.6 billion).

Contractual Commitments

The following table sets forth as of December 31, 2009 the maturity analysis of SEK’s debts and other obligations. Repayments which are subject to notice are treated as if notice were to be given immediately, except for subordinated securities issued by SEK and senior securities issued by SEK and valued at fair value through profit or loss, for which it is assumed that repayments will occur on the maturity dates thereof.

Cash flows Financial Liabilities

	At December 31, 2009
	Cash flow due by Period
(Skr million)	Sum Cash flow	Less then 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	-398,794.6	-14,016.9	-20,631.9	-64,733.5	-164,793.1	-134,619.2
Borrowing from credit institutions	-4,050.0	-4,046.4			-3.6
Borrowing from the public Senior securities issued	-394,744.6	-9,970.5	-20,631.9	-64,733.5	-164,789.5	-134,619.2
Subordinated debt (1),(2)	-3,439.8	0.0	-13.4	-60.2	-321.1	-3,045.1
Derivatives	1,259.4	-413.7	-205.7	8,456.1	-3,532.8	-3,044.5
Total	-400,975.0	-14,430.6	-20,851.0	-56,337.6	-168,647.0	-140,708.8

(1) Maturity, 2015, subject to redemption beginning in 2010 with the approval of the Swedish Financial Supervisory Authority (Nominal Euro 50 million).

(2) Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

In addition to these cash flows SEK has committed but undisbursed credits outstanding. The cash flows of these are presented in the table below. If a credit is accepted by the borrower it can be disbursed immediately. However, disbursements may be delayed due to a number of factors. In some cases, accepted credits may never be disbursed, including as a result of changes in the customer’s need for the funds.

The following table sets forth the maturity analysis of credits and derivatives outstanding as of December 31, 2009

Cash flows Assets (Credits and derivatives)

	At December 31, 2009
	Cash flow due by Period
(Skr million)	Sum Cash flow	Less then 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Credits in the form of interest-bearing securities	72,061.5	842.6	3,072.3	11,670.3	44,281.4	12,194.9
Credits to credit institutions	57,385.8	33,060.0	691.4	3,746.2	8,378.2	11,510.0
Credits to the public	69,276.5	3,344.6	2,686.4	7,218.9	33,871.9	22,154.7
Credits	198,723.8	37,247.2	6,450.1	22,635.4	86,531.5	45,859.6
Derivatives	33,450.5	1,408.9	3,579.0	7,546.6	14,472.6	6,443.4
Total	232,174.3	38,656.1	10,029.1	30,182.0	101,004.1	52,303.0

The following table sets forth the maturity profile of SEK’s commercial commitments as of December 31, 2009, all of which represented committed but undisbursed credits:

Not disbursed Credit Commitments

	At December 31, 2009
	Amount of Credits Outstanding Expiration Per Period
(Skr million)	Total Amounts Outstanding	Less Than 1 month	1-3 months	3-12 months	1-3 years	3-5 years	After 5 years
Not disbursed Credit Commitments	46,331.2	0.0	0.0	1.5	439.3	941.5	44,948.9

The table above presents the period in which the undisbursed credits are expected to be finally repaid by the customer. The amount could under certain circumstances be called on demand.

Management’s opinion is that the Group’s liquidity is sufficient for the Group’s present requirements. With regard to liabilities, the Group has the intention to refinance these through borrowing on the financial markets or by using available liquidity. For further information about funding and liquidity risk, see the graph “Development over Time of SEK’s Available Funds” in Note 34 to the Consolidated Financial Statements.

Funding

The Group funds its lending primarily through public and private offerings of debt securities in the international capital and money markets. In many cases, SEK has been willing to provide “tailor-made” structures responding to the needs of particular investors. In those cases, SEK enters into offsetting derivative positions which convert the terms of the funding to variable interest rates mainly in USD or EUR since SEK do not want to be exposed to the variability in outcome of those structures. SEK also maintains a number of borrowing programs that allow it to respond quickly to borrowing opportunities or the need to fund a particular credit quickly.

SEK was successful in obtaining new financing in 2009 despite a somewhat uneasy and turbulent market. The volume of new long-term borrowing in the year amounted to Skr 111.8 billion (2008: Skr 86.1 billion). This represents an increase of Skr 25.7 billion compared with the previous year, a relatively strong performance in view of the turmoil and liquidity crisis in world markets during the beginning of the year. The maturities for SEK’s new borrowing were slightly shorter in 2009 than in 2008.The global market situation has resulted in SEK focusing primarily on structured capital market borrowing during the year. The Japanese and U.S. retail bond markets accounted for the bulk of SEK’s new borrowings. However, SEK has also been able to fund itself using the public markets.

SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to hedged risks. The gross values of certain balance sheet items, which effectively hedge each other (primarily derivatives and senior securities issued by SEK), require complex judgment from management in determining the most appropriate valuation techniques, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability (see Notes 13 and 14 to the Consolidated Financial Statements).

The outstanding volume of debt with original maturities of one year or less did not change significantly during 2009. At December 31, 2009, outstanding debt with remaining maturities of one year or less amounted to Skr 99.4 billion, compared with Skr 100.4 billion at December 31, 2008.

SEK’s credit ratings remained unchanged during 2009. SEK’s long-term debt rating is AA+ from Standard & Poor’s and Aa1 from Moody’s. The maintenance of high ratings is essential to SEK’s funding costs and profitability.

Certain Off-Balance Sheet Arrangements

SEK has not entered into any transactions, agreements or other contractual arrangements with any unconsolidated entities under which it has any obligations arising (1) under a guarantee contract, (2) out of a variable interest in an unconsolidated entity, or (3) under an instrument linked to SEK’s own stock or with regard to any such entity to which it has transferred assets subject to a retained or contingent interest or any similar arrangement that serves as credit liquidity or market risk support to such entity.

Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and which are generally beyond the Group’s control. These factors include among other things the following:

•        Changes in general economic business conditions, especially in Sweden and the other countries in which our customers do business;

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

ITEM 6          DIRECTORS, SENIOR MANGEMENT AND EMPLOYEES

The board of directors of the Parent Company (the “Board of Directors”) is responsible for the management of the Parent Company.

The Parent Company’s Articles of Association currently provide that the Board of Directors shall consist of six to nine directors. The State, as holder of all the Class A shares and Class B shares, elects the directors. The Chairman of the Board of Directors is appointed at each Annual General Meeting. The Board of Directors may appoint a Vice Chairman of the Board of Directors.

The Board of Directors convenes at least six times a year.

The members of the Board of Directors are elected at each Annual General Meeting to serve for the period until the end of the next Annual General Meeting. An Annual General Meeting is required to be held not later than June 30 of each year. Executive officers are appointed by the Board of Directors to serve for non-fixed periods.

Certain information with respect to the Parent Company’s directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this annual report.

Board of Directors and Executive Officers

Name	Age*	Position
Ulf Berg	58	Chairman of the Board and Director
Christina Liffner	59	Vice Chairman of the Board and Director
Karin Apelman	48	Director
Helena Levander	52	Director
Bo Netz	47	Director
Jan Roxendal	56	Director
Risto Silander	52	Director
Eva Walder	58	Director

Peter Yngwe	52	President
Måns Höglund	58	Executive Director, Corporate & Structured Finance
Jane Lundgren Ericsson	44	Executive Director, President, AB SEK Securities
Sirpa Rusanen	45	Executive Director, Human Resources
Susanna Rystedt	45	Executive Director, Chief Administrative Officer
Sven-Olof Söderlund	57	Executive Director, Risk & Planning
Per Åkerlind	47	Executive Director, CFO and Head of Capital Markets

* At December 31, 2009

Members of the Board of Directors

Mr. Berg was appointed to the Board of Directors as Chairman in May 2006. He has been President of the Swedish Trade Council since 2004. Prior to that he served in various executive capacities at Saab Ericsson Space and Ericsson Microwave System and was President of Ericsson AB from 2002 to 2003. From 2003 to 2004, he ran his own management consulting company. He is a director of Volvo Aero and Speed International AB.

Mrs. Liffner was appointed a director in June 2003 and was appointed Deputy Chairman of the Board of Directors in April 2004. She has served in various executive capacities at AssiDomän AB, ABB Atom AB, Asea AB and Surahammars Bruks AB since 1979. She is the chairwoman of the boards of directors of Svensk Adressändring AB and the Swedish Endrometriosis Association. She is a director of Sveaskog AB, Länsförsäkringar Bergslagen AB, SJR in Scandinavia AB and Prevas AB.

Mrs. Levander was appointed a director in April 2004. She is the CEO of Nordic Investor Services AB. Previously she has served in various executive capacities at Neonet AB, Odin Fonder and Nordea Asset Management. She is a director of SBAB, Mandator AB, Geveko AB, Transatlantic AB, Stampen AB, Erik Penser Bankaktiebolag, Nordisk Energiförvaltning ASA and Wiborg Kapitalförvaltning.

Mr. Netz was appointed a director in May 2006. He has been an Assistant Undersecretary and Head of the Budget Department at the Ministry of Finance since 2009.  Previously he was a director at the Ministry of Finance (beginning in 1995) and prior to that he served in various executive capacities at the Swedish National Audit Office and the Ministry of Finance. He is a Director of the Swedish Lotteriinspektionen (the authority with overall responsibility for licensing and supervision within the Swedish gaming industry).

Mr. Roxendal was appointed a director in 2007. He is President of Gambro AB , the chairman of the board of directors of Securia Intressenter AB and a director of VBN Chamber Business Networks AB. Previously, he has served as Chief Executive Officer of Intrum Justitia AB and as an executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services.

Mr. Silander was appointed a director in April 2004. He is a director of East Capital Asset Management AB, 11 Real Asset Fund AB, The Trygg Foundation, Stronghold Invest AB, Varenne AB, BREVAN Howard Ltd. and E. Öhman Jr AB. Previously, he served for 20 years in various executive capacities at Alfred Berg, ABN AMRO, UBS, Goldman Sachs, Handelsbanken and Citibank.

Ms. Walder was appointed a director in May 2009. She has been a Director at the Ministry for Foreign Affairs since 2009, and from 2006 to 2009 she was Sweden’s Ambassador in Finland. Between 2002 and 2006 she was Director at the Ministry for Foreign Affairs and from 1998 to 2002 she was Sweden’s Ambassador in Singapore. Before that she has worked in various capacities in the Ministry for Foreign Affairs and the Ministry of Defense.

Executive Officers

Mr. Yngwe has been President and Chief Executive Officer (CEO) since April 1997. Prior to that he was the Chief Financial Officer of the Parent Company (beginning in March 1991) and, prior to that the Treasurer, of the Parent Company (beginning in 1988). He joined the Parent Company in 1984 and served in various capacities in the Finance Department of the Group prior to becoming the Group´s Treasurer.

Mr. Höglund has been Executive Director, Head of Corporate & Structured Finance since January 2002. Prior to that he served as Head of Private Banking for Sweden at Nordea, beginning in 2000, and,  before that, he served in executive capacities at Unibank, Sweden Branch: FöreningsSparbanken/Sparbankernas Bank (Swedbank); Gotabanken, Stockholm, Götabanken, London and Hambros Bank, London.

Mrs. Lundgren Ericsson has been Executive Director since April 2005 and has served as President, AB SEK Securities, since 2002. Previously she served as SEK’s Head of Legal and Transaction Management, beginning in 1993.

Mrs. Rusanen has been Executive Director, Human Resources since 2005. Prior to that she served as Human Resource Manager at Ericsson, beginning in 1997.

Mrs. Rystedt has been Executive Director and Chief Administrative Officer since March 2009. Prior to that she has served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 and until then she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Mr. Söderlund has been Executive Director of Risk & Planning since April 2009. Prior to that he served as Executive Director, Risk & IT from January 2007 and Executive Director, Strategic Analysis & Planning, from December 1999, and, prior to that, he was Executive Director of Risk & Credit Management, beginning in January 1998. He was the Controller of the Group from 1988 to 1997.

Mr. Åkerlind has been Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in September 2000. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

Compensation of Directors and Officers.

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2009 was Skr 17.3 million (2008: Skr 15.7 million; 2007: Skr 19.3 million), all of which was in the form of salaries and variable remuneration, in the case of executive officers, and in the case of directors consisted of fees that were nominal in amount. The employees of the Group, including its executive officers, are covered by various national social service programs to which the Group contributes. The Group also maintains a pension plan with an insurance company to which the Group contributed approximately Skr 7.9 million in 2009 (2008: Skr 7.2 million; 2007: Skr 7.5 million) on behalf of all executive officers as a group.

The total amount of the pension obligations related to executive officers (including those listed above), charged to results and reported as a provision, was Skr 14.5 million at December 31, 2009 (December 31, 2008: Skr 13.5 million; December 31, 2007: Skr 16.1 million).

In 2009, the Chairman of the Board of Directors received Skr 0.2 million (2008: Skr 0.2 million; 2007: Skr 0.2 million) and each other director received Skr 0.1 million (2008: Skr 0.1 million; 2007: Skr 0.1 million) in remuneration. Certain directors received additional compensation for service on board committees as set forth below.

The President and Chief Executive Officer’s remuneration and other benefits in 2009 totaled Skr 4.2 million (2008: Skr 4.2 million; 2007: Skr 4.0 million). The President did not receive any variable compensation. The entirety of such remuneration represented qualifying income for pension purposes in each of 2009, 2008 and 2007. The President and Chief Executive Officer is entitled to annual pension benefits upon retirement at age 60 equal to 75 percent of his terminal qualifying income until age 65 after which the annual benefit is reduced. Such commitments are covered by insurance.

Remuneration to other executive officers of the Parent Company in 2009 totaled Skr 12.1 million (2008: Skr 10.4 million; 2007: Skr 14.3 million) of which Skr 0.0 million (2008: Skr 0.0 million; 2007: Skr 4.2 million) represented variable remuneration. SEK’s Board of Directors decided on March 20, 2009, to amend the principles governing remuneration and other benefits granted to key officers with retroactive effect from January 1, 2009. As a result, variable remuneration was not and is no longer paid to executive officers. The variable remuneration paid in 2007 and 2006 related to individual targets and targets defined in the Group’s business plan (see also the discussion of the supplemental statistical measure in Item 10). Certain key executive officers of the Parent Company (including those listed above) have employment contracts providing for certain compensation during a period of, at the most, two years, in the event such contracts are terminated by the Parent Company, subject to deduction for any salary received in new employment. None of the directors have contracts with SEK providing for benefits upon termination of service.

See also Note 5 to the Consolidated Financial Statements.

Board Practices

Activities and Division of Responsibility within the Board of Directors

The Chairman’s responsibilities are regulated by the Swedish Companies Act and the procedural rules of the Board of Directors. The Chairman monitors board activities and is responsible for other directors receiving the requisite information. Where necessary, the Chairman is directly involved in matters of heightened importance to the Group and represents the Group on issues arising in connection with the shareholder. Aside from appointing the President, the Board of Directors primary tasks are to adopt business plans and budgets, approve major investments and significant changes to the Group’s corporate organizational structure and establish company-wide rules and procedures. Additionally, the Board of Directors monitors financial progress, and bears ultimate responsibility for internal control and risk management.

Except in the capacity of a director as such, or in certain cases as an official of the Swedish State or of a company it controls, no director is an affiliate of the Group or its management.

Appointing the Board of Directors and Auditors

As is the case for the boards of directors of other corporations wholly owned by the Swedish State, certain principles for a structured nomination process apply to the Board of Directors at the Parent Company. The nomination process is handled by the Swedish Ministry for Foreign Affairs. This process is coordinated by the unit for government action within the Ministry of Industry, Employment and Communication. The State is also responsible for appointing the Parent Company’s independent auditors at the Annual General Meeting.

Review of Board Activities

The Board of Directors met on 17 occasions in 2009 and held one special strategy seminar. Board activities were conducted pursuant to established procedural rules. These meetings were held to consider annual and interim financial statements, business operations, the business plan for 2010-2012, the budget for 2010, organizational and staffing issues and employment and customer surveys.

The Board of Directors’ Credit Committee (which considers credit issues), Finance Committee (which considers financial issues other than credit issues), Remuneration Committee (which considers specific remuneration issues) and Audit Committee (which considers financial reporting issues) held 17, 5, 9 and 6 meetings, respectively, in the financial year 2009.

Committees

The following is a description of the Parent Company’s committees on which members of the Board of Directors participate as committee members.  Each committee acts pursuant to authority delegated from the Board of Directors in accordance with Swedish law and the procedural rules of the Board of Directors. The Board of Directors reviews the minutes of the meetings of, and the actions taken by, each of such committees.

Credit Committee

This committee is the Board of Directors’ working committee on issues relating to credits and credit decisions.

The members of this committee are Karin Apelman (Chairwoman), Helena Levander and Eva Walder. From the executive management of the Parent Company, the President and the Head of Risk attend the committee’s meetings. The Board receives minutes from the Credit Committee meetings, which are reviewed at meetings of the Board of Directors. The Chairwoman of the committee receives an annual fee of Skr 45,000 for services in such capacity. Each of the other committee members receives annual fees of Skr 32,000 for such services. No such fees are received by the President and the Head of Risk of the Parent Company.

Finance Committee

This committee is the working and reference committee on issues relating to the Group’s finance operations.

The members of this committee are Risto Silander (Chairman), Karin Apelman, Bo Netz and Jan Roxendal. From the executive management of the Parent Company, the President and the Chief Financial Officer attend the committee’s meetings. The Board receives minutes from the Finance Committee meetings, which are reviewed at meetings of the Board of Directors. The Chairman of the committee receives an annual fee of Skr 36,000 for services in such capacity. Each of the other committee members appointed by the Board receives annual fees of Skr 26,000 for such services. No such fees are received by the President and the Chief Financial Officer of the Parent Company.

Remuneration Committee

This committee is a working committee for issues regarding remuneration and other terms applying to the Parent Company’s executive management, and for overall policy issues regarding remuneration and employment terms.

The members of this committee are Ulf Berg (Chairman), Christina Liffner and Eva Walder. From the executive management of the Parent Company, the President attends the committee’s meetings on issues not relating to his own employment terms. The Parent Company’s Human Resources Director attends the committee’s meetings. The Board receives minutes from the Remuneration Committee meetings, which are reviewed at meetings of the Board of Directors. No fees are paid to any committee member for service on this committee or to the President and the Human Resources Director.

Audit Committee

This committee discusses matters relating to the Group´s financial reporting and corporate governance report (including the Board of Directors´ internal audit report) in accordance with the Swedish corporate governance code.

The Audit Committee also proposes the retention of, and supervises the work of, the Parent Company’s external auditors. The Board of Directors receives minutes from the Audit Committee meetings, which are reviewed at meetings of the Board of Directors. The members of this committee are Jan Roxendal (Chairman) and Christina Liffner. The Chairman of the committee receives an annual fee of Skr 30,000 for services in such capacity. The other committee member receives an annual fee of Skr 20,000 for such services. From the executive management of the Parent Company, the President and the Chief Administrative Officer attend the committee’s meetings. The Parent Company’s Chief Accounting Officer reports on the committee’s work. No fees related to service on the committee are paid to the President, Chief Administrative Officer or the Chief Accounting Officer.

Employee Relations

During the year, the number of employees averaged 211 (2008: 183; 2007: 160), of whom 93 (2008: 78; 2007: 69) were female and 118 (2008: 105; 2007: 91) were male. The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively few and the administration and documentation of credits is in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be good.

Members of the Board of Directors, the CEO, and other executive officers have no share ownership in the Parent Company or Subsidiaries and no the options granted to them with respect to the Parent Company’s shares. There are no arrangements for involving the employees in the capital of the Parent Company, including any arrangement that involves the issue or grant of options or shares or securities of the Parent Company.

ITEM 7              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Under the Parent Company’s Articles of Association, the shares of the Parent Company are divided into Class A and Class B shares, each class having equal voting rights. Since June 30, 2003, the Swedish State has been the sole (100%) owner of SEK. The State owns all of the Class A shares and all of the Class B shares. Under the Articles of Association, holders of shares of the Parent Company have a right of preemption in the event of a transfer of shares of the Parent Company to a person other than an existing holder of shares of the same class in the Parent Company.

The following table sets forth the current share ownership of the Parent Company:

Shareholder		Ownership %	Number of shares

Kingdom of Sweden	Appr.	64.65%	2,579,394	Class A shares

Kingdom of Sweden	Appr.	35.35%	1,410,606	Class B shares

		100.00%	3,990,000	Shares

Ownership and governance

SEK is owned by the Swedish State.  The State exerts its influence at the Parent Company’s general meetings and through representation on the Board of Directors.

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

B. Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• Its shareholder, the Swedish State

• Organizations that are controlled through a common owner, the Swedish

State

• Key management personnel

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN — The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 16 percent of the Group’s outstanding loans as of December 31, 2009, were guaranteed by the State. SEK administers, in return for compensation, the State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(c) to the Consolidated Financial Statements and Item 4 above.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favor of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations. SEK pays a commercial fee for this guarantee. See Note 3 to the Consolidated Financial Statements.

In December 2008, SEK received an infusion of Skr 3.0 billion in new capital from its owner, the Swedish State and has also received from the Swedish State the totality of the shares of Venantius AB, valued at approximately Skr 2.4 billion, as a part of the State’s program to strengthen SEK’s capacity to finance the Swedish export industry. For the acquisition of Venantius see Note 31. In addition, on February 5, 2009 the government decided to, provide SEK a loan facility amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009.The loan facility was, in early 2010, extended to the end of the year 2010. Recently, the parliament also authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). SEK has not to date experienced a need to use the loan facility or purchase any of the Swedish government guarantees.

The Group enters into transactions in the ordinary course of business with entities that are partially or wholly-owned or controlled by the State. The Group also extends export loans (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including as to interest rates and repayment schedules) as transactions with unrelated parties.

Key management personnel include the following persons:

• The members of the Board of Directors

• The President and CEO

• Other executive officers

For information about remuneration and other benefits to key management personnel, see Note 5 to the Consolidated Financial Statements.

See also Note 30 to the Consolidated Financial Statements for further details on related-party transactions.

ITEM 8          FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements”.

Legal Proceedings

On June 16, 2009 SEK received a claim from SFAB challenging a transaction involving the transfer of ownership in shares of Swedbank AB from SFAB to SEK, which claim has been rejected by SEK. SFAB argues that the Swedbank AB shares were originally transferred to SEK pursuant to the execution by SEK of a pledge, whereas SEK maintains that it purchased the shares from SFAB. In the former case, SEK would be liable to account to SFAB for any value realized by SEK in excess of the amount of the unpaid loan to which SFAB alleges the transaction was tied.

On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and a book value (as of December 31, 2009) of Skr 2,710.1 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. In this regard on March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. SEK has until May 17 to respond. Since jurisdiction in this matter is not free from doubt, on March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. No date has been set for SEK to respond. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above. See Note 24 to the Consolidated Financial Statements for information about SEK’s dispute with SFAB.

SEK has not recorded any impairment related to its exposures to the Lehman Brothers group.

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK policy to be held without credit default swap coverage. SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these financial guarantees, which have been accounted for as contingent assets. SEK’s claims against Lehman associated with these financial guarantees total approximately Skr 1.5 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process an assessment has been made that the virtual certainty of collection threshold has not yet been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, PriceWaterhouseCoopers as appointed Liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements.  SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements.  SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK believes that it will not suffer any material losses relating to bankruptcy of Lehman Brothers Holdings Inc., and has therefore not established any related provisions. However, SEK’s set-off and damage claims have not been adjudicated, and no assurance can be given that they will be honored in full.  Nor can any assurance be provided as to the outcome of the Group’s dispute with LBF.  SEK will continue to assess this situation and await the outcome of the Lehman Brothers Holdings Inc. bankruptcy proceedings.

There are no other material pending or, to the Group’s knowledge, threatened legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

SEK’s dividend policy strives to provide SEK’s shareholder with a competitive long-term return on equity consistent with maintaining capital that is well above the regulatory capital requirements. The Swedish State has stated that SEK will have a restrictive dividend policy. The dividend policy established at the Annual General Meeting on April 30, 2008, states that SEK should, over time,  pay a dividend of at least thirty percent of net profit after tax. The Board of Directors resolved on February 4, 2010, to propose at the Annual General Meeting to be held on April 29, 2010 that a dividend in the aggregate amount of Skr 518.0 million (or Skr 129.83 per share) be paid to the shareholder in relation to financial year 2009. For additional details regarding equity, see Note 23 to the Consolidated Financial Statements.

B.    Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2009.

ITEM 9              THE OFFER AND LISTING

Nature of Trading Market

The Parent Company’s Class A and Class B shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of the Parent Company’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.  In particular, the Parent Company’s 4% Global Notes due June 15, 2010 are listed on the Luxembourg Stock Exchange, and the Parent Company’s 4.875% Global Notes due September 29, 2011, 5.125% Global Notes due March 1, 2017, 4.5% Global Notes due September 27, 2010, Floating Rate Global Notes due August 14, 2014, and 3.25% Global Notes due September 16, 2014 are listed on the London Stock Exchange. Other issues of the Parent Company’s Medium Term Notes are traded in the over-the-counter market.

ITEM 10        ADDITIONAL INFORMATION

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Swedish exchange control laws or laws restricting the import or export of capital. No approvals are necessary under Swedish law to enable the Group at the times and in the manner provided in the Group’s debt securities and the indentures or other instruments pursuant to which such securities have been issued, to acquire and transfer out of Sweden all the amounts necessary to pay in full the principal of and/or interest on such securities, and any additional amounts payable with respect thereto, and no external approval would be required for any prepayment of such securities.

Under Swedish law and the Parent Company’s Articles of Association, there are no limitations on the right of non-resident or foreign owners to hold debt securities issued by the Parent Company.

Memorandum and Articles of Association

Set forth below is a brief summary of certain significant provisions of the Parent Company’s Articles of Association and Swedish law. This description does not purport to be complete and is qualified by reference to the Articles of Association, which are incorporated by reference, as an exhibit to this annual report.

Registration

The Parent Company’s registry number with the Swedish Company Registry (Sw. bolagsregistret) of the Swedish Companies Registration Office (Sw. Bolagsverket) is 556084-0315.

Purpose

Under Article 2 of the Articles of Association, the Parent Company’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and in connection therewith to promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial terms. The Parent Company’s financing activities include, but are not limited to: (i) the borrowing of funds through the issuance of bonds and other debt instruments, (ii) the granting of credits, (iii) the granting of credit guarantees, and (iv) the holding of and conduct of trading in securities.

Certain Powers of Directors

Under the Swedish Companies Act (Sw. Aktiebolagslagen), the Board of Directors is ultimately responsible for the Parent Company’s organization and the management of its affairs.

A resolution of the Board of Directors requires the approval of a majority of the members of the board. However, the Board of Directors may delegate the authority to borrow and lend funds on behalf of the Parent Company to the President or another employee, acting singly or jointly, provided that such financing transaction does not contravene any fundamental policy of the Parent Company and is not otherwise of great significance to the Parent Company. There are no legal requirements applicable to any member of the Board of Directors requiring the ownership of shares in the Parent Company, or requiring retirement at a certain age.

Although the Articles of Association do not address voting by directors on matters in which they are interested, under the Swedish Companies Act, a director may not take part in the Board of Directors’ deliberations with respect to any of the following:

1.     Agreements between such director and the Parent Company;

2.     Agreements between the Parent Company and third parties, where such director has a material interest in the matter that may conflict with the interests of the Parent Company; or

3.     Agreements between the Parent Company and a legal entity that such director himself, or together with someone else, may represent.

Under the Swedish Companies Act, the Parent Company may not lend funds to shareholders or directors.

Under Swedish law, the president and at least half of the board members must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Parent Company’s Articles of Association require one-year terms. A director may, however, serve any number of consecutive terms. Directors elected at a general meeting of the shareholders may be removed from office at another general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Parent Company’s Articles of Association, one director is elected Chairman of the Board of Directors by resolution of the Board of Directors (unless elected by the shareholders) at the first meeting following its appointment.

Description of the Shares

The share capital of the Parent Company shall be not less than Skr 1,500 million and not more than Skr 6,000 million. Shares may be issued in two Classes, Class A and Class B, respectively. Class A and Class B shares enjoy the same rights to dividends and rights to surplus in the event of liquidation. Holders of Class A and Class B shares have a preferential right to subscribe for new shares of their respective class in proportion to the number of shares of the same class held by the shareholder. Further, all shareholders have a preferential right to subscribe for any shares remaining in any class of shares as a result of one or more shareholders not having exercised their respective preferential right in whole or in part. No shareholder is obliged to make additional capital contributions in the Parent Company solely as a result of it being a shareholder.

Shareholders’ rights may only be changed by a majority (and in certain cases a qualified majority) of the shares represented at a general meeting of the shareholders. However, all resolutions passed at a general meeting of the shareholders are subject to mandatory provisions of Swedish law (for practical purposes, primarily the Swedish Companies Act). In particular, there are rules protecting minority shareholders and there is a general principle that all shares and shareholders shall be treated equally.

Annual General Meeting

The Annual General Meeting is held once a year within six months after the end of the preceding fiscal year. Notices convening an Annual General Meeting or any other general meeting called to resolve upon any , amendment of the Articles of Association, shall be issued not earlier than six weeks and not later than four weeks prior to the meeting. Notices convening a general meeting, in cases other than those set forth in the preceding sentence, shall be issued not earlier than six weeks and not later than two weeks prior to the meeting.  Holders of Class A and Class B shares alternate in electing the Chairman of each Annual General Meeting. Each person entitled to vote at an Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

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

•                              A resolution to amend the Articles of Association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present or represented at the meeting and representing at least nine-tenths of all shares issued; and

•                              A resolution to amend the Articles of Association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting, normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

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

However and somewhat simplified, provided that the value or the return of the debt securities is related to securities taxed as shares, private individuals who have been residents of Sweden or have had a habitual abode in Sweden at any time during the calendar year of disposal or redemption or the ten calendar years preceding the year of disposal or redemption, are liable for capital gains taxation in Sweden upon disposal or redemption of such debt securities. In a number of cases though, the applicability of this rule is limited by the applicable tax treaty for the avoidance of double taxation.

Swedish withholding tax, or Swedish tax deduction, is not imposed on payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to a holder, except for certain payments of interest to a private individual or an estate of a deceased individual with residence in Sweden for Swedish tax purposes.

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

If amounts that are considered to be interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or such legal entity on such payments.

Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as “Kärnresultatet” (or “Core Earnings”), and which we refer to herein as our “Adjusted Operating Profit.”  Adjusted Operating Profit is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

SEK’s management considers — and SEK believes that its sole shareholder, the Kingdom of Sweden, considers — Adjusted Operating Profit to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Because Adjusted Operating Profit ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes.  Adjusted Operating Profit is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our Adjusted Operating Profit only marginally.  Adjusted Operating Profit is the primary basis for calculating the amount of variable remuneration payable under the Group’s employee-incentive programs to all of our permanent employees except for a small number of employees working in our advisory services business and our executive officers.  In the year ended December 31, 2009, Adjusted Operating Profit was the primary basis for calculating the amount of variable remuneration payable to 209 employees.

While strongly cautioning that Adjusted Operating Profit should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure (which is operating profit), SEK believes that it is important to disclose its Adjusted Operating Profit in its reports filed with the SEC so as to communicate equivalent information to all of the Group’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business.  Please note, however, that SEK’s management generally considers the Group’s operating profit calculated in accordance with IFRS, alongside its Adjusted Operating Profit, in making important business decisions.

Adjusted Operating Profit amounted to Skr 1,599.3 million in the year ended December 31, 2009, an increase of approximately 92 percent, as compared to the year ended December 31, 2008 (when Adjusted Operating Profit amounted to Skr 833.9 million). The increase in Adjusted Operating Profit resulted primarily from net interest earnings due to higher business volumes and lower funding costs during 2009.

Below is a reconciliation showing the differences between our operating profit calculated in accordance with IFRS and our Adjusted Operating Profit.

	For the year ended December 31,
(Skr million)	2009	2008	2007
Operating profit (IFRS)	2,368.6	185.2	497.0
Less changes in fair value related to financial asset or liabilities at fair value through profit or loss (1)	2,477.5	-241.3	-4,858.2
Less changes in fair value related to available for sale securities	1.2	-133.3	127.5
Less changes in fair value related to loans and receivables	611.7	-1,594.5	141.4

Less changes in fair value related to other financial liabilities	-3,859.7	2,617.8	4,627.3

Net change – reported as part of “net results of financial transactions” – see Note 4 to the Consolidated Financial Statements	-769.3	648.7	38.0

Adjusted Operating Profit	1,599.3	833.9	535.0

(1) Of which Skr -1,096.0 million (2008: Skr 18,400.4 million) was related to derivatives and Skr 3,573.5 million (2008: Skr -18,641.7 million) was related to other assets or liabilities at fair value through profit or loss.

Changes in the fair values of financial assets available for sale and loans and receivables have been accounted for through profit and loss when such assets are subject to fair value hedge accounting in terms of changes in fair value related to the hedged risk. See Note 13 to the Consolidated Financial Statements for information on the portion of those assets that are subject to fair-value hedge accounting.

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

Material Contracts

The Parent Company is a party to certain material contracts, as defined in the Instructions to Item 10c of Form 20-F.  Such contracts are either filed with this annual report or incorporated by reference herein. Please see Item 19 herein.

Documents on Display

The Parent Company files reports and other information with the SEC. For a fee, members of the public may request copies of these documents by writing to the SEC. Such documents may also be read and copied at the SEC’s public reference room in Washington, D.C.:

100 F Street, N. E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. The Parent Company’s filings are also available on the SEC’s website at http://www.sec.gov.

ITEM 11                                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

All information about Quantitative and Qualitative Disclosures about Market Risks are included in Note 34 to the Consolidated Financial Statements.

ITEM 12                                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, chief financial officer, chief administrative officer and chief accounting officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2009.  The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Parent Company’s management, including the chief executive officer, chief financial officer, chief administrative and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, the chief executive officer, chief financial officer, chief administrative officer and chief accounting officer concluded that the Group’s internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting below, the Group’s disclosure controls and procedures were effective. However, as explained in more detail below, management identified a significant deficiency in the Group’s internal control over financial reporting as of such date in the context of the aforementioned evaluation.

Management’s Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, management is responsible for establishing and maintaining adequate internal control over the Group’s financial reporting.

This annual report does not include an attestation report of the Parent Company’s registered public accounting firm regarding internal control over financial reporting. This management report is not subject to attestation by the Parent Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Parent Company (as a foreign private issuer that is not an accelerated filer) to provide only management’s report on internal control in this annual report (see Exchange Act Release 34-60813).

The Group’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management conducted an evaluation of the effectiveness, as of December 31, 2009, of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management identified a significant deficiency in the Group’s internal control over financial reporting in the context of the aforementioned evaluation A significant deficiency is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is more than a remote likelihood that a misstatement of the Group’s annual or interim financial statements that is more than inconsequential will not be prevented or detected on a timely basis. Management has concluded that, as of December 31, 2009, the Group continued to have issues related to the valuation of certain assets and liabilities recorded at fair value, because the Group’s documentation of certain controls of partly manually performed valuation procedures has not been carried out with sufficient prudence in certain cases. Furthermore, documentation of controls of the effectiveness of hedged transactions has been to some extent inadequate in certain cases. After the discovery of these control deficiencies in the process of management’s evaluation of internal control over financial reporting, these deficiencies were corrected through adjustments to the design and the implementation of the related controls.

The aforementioned control deficiencies resulted in a more than remote possibility that a misstatement of the Group’s Consolidated Financial Statements would not be prevented or detected.  Accordingly, management has determined that this condition constituted a significant deficiency.

As of December 31, 2008, management determined that the Group did not maintain effective internal control over the valuation of certain assets and liabilities recorded at fair value and that this condition constituted a material weakness. During 2009, management has taken remedial actions in accordance with an established action plan. These measures have included a thorough revision of and change to the design of the key controls regarding internal control over financial reporting in both the valuation process and the financial statement close process. Improvements have been made to methods and routines for market valuation of assets and liabilities. The degree of automation in accounting for market values in the general ledger has increased. Documentation for related policies and procedures has been enhanced. Additional personnel have been recruited and trained in order to reduce over-dependency on certain key individuals. In addition, the chief executive officer has established, and chairs, an internal control committee that monitors and assesses both the design and the operating effectiveness of processes related to internal control over financial reporting.

The overall view of the management of the Parent Company is that internal controls have gradually been improved during 2009 and that the deficiencies that existed in 2008 and at the beginning of 2009, with the exceptions stated above, have been eliminated as of December 31, 2009. In 2010, management’s work to improve internal control will continue with the aim of further raising the quality of internal control over financial reporting and reducing operational risks, for example by further increasing the level of automation in market valuation and financial statement processes.

Management has concluded, based on the criteria set forth in the Internal Control — Integrated Framework, referred to above, that the Group’s internal control over financial reporting was effective as of December 31, 2009.  However, as is noted above, there was nonetheless a significant deficiency in its internal control over financial reporting as of December 31, 2009.

Changes in Internal Control over Financial Reporting

Management of the Parent Company has evaluated, with the participation of the Parent Company’s chief executive officer, chief financial officer, chief administrative officer and chief accounting officer, changes in SEK’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act).  In connection with such evaluation, the Parent Company has determined that there have been changes in internal control over financial reporting during 2009 that have materially affected or are reasonably likely to materially affect, the Group’s internal control over financial reporting.  As described in detail in Management’s Report on Internal Control over Financial Reporting above, the Parent Company identified a material weakness in internal control over financial reporting relating to the Group’s valuation of certain assets and liabilities recorded at fair value that existed as of December 31, 2008 and has since implemented a series of remedial measures designed to enhance such control. Management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2009. However, as is noted above, there was nonetheless a significant deficiency in its internal control over financial reporting as of December 31, 2009.

Other than the changes identified above, there have been no changes to the Group’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A.                        AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s board of directors was established for the first time in January 2008. This committee, whose members are Jan Roxendal (Chairman) and Christina Liffner has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

The Parent Company has not found it necessary to designate an audit committee financial expert because the Group is under the supervision of the Swedish Financial Supervisory Authority. Accordingly, the SEK believes that there is the opportunity for meaningful independent review of its financial statements by qualified experts (at the Swedish Financial Supervisory Authority), in addition to the independent review performed by the Parent Company’s external auditor.

ITEM 16B.                        CODE OF ETHICS

The Group has in place ethical guidelines that apply to all employees including all executive officers. The guidelines are consistent with, and also in some respects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

•                  honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships; and

•                  compliance with applicable governmental laws, rules and regulations.

Although these ethical guidelines do not meet the definition of “code of ethics” in the regulations adopted pursuant to the Sarbanes-Oxley Act of 2002, primarily because they do not specifically address matters relating to the Parent Company’s disclosure in reports and documents filed with the SEC and in other public communications, the Parent Company believes that its ethical guidelines are sufficient to regulate the conduct of SEK’s executive officers, including its principal executive officer, its principal financial officer and its principal accounting officer.  The guidelines have also been specifically designed to comply with relevant Swedish regulations and guidelines (including the Swedish Governance Code), which is why SEK has not attempted to alter them to comply with the Sarbanes-Oxley Act of 2002.

ITEM 16C.                        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2009 and 2008, the fees billed from the Parent Company’s independent auditors, Ernst & Young (E&Y) for 2009 and 2008, and KPMG for 2007.

	2009			2008
(Skr million)	KPMG	E&Y	Total	KPMG	E&Y	Total
Audit fee	4.2	16.4	20.6	2.7	8.8	11.5
Audit-related fee	2.3	0.2	2.5	1.8	—	1.8
Tax fee	0.1	0.3	0.4	0.2	0.1	0.3
All other fees	—	5.8	5.8	0.9	0.5	1.4
Total	6.6	22.7	29.3	5.5	9.4	14.9

In the table above, “Audit fee” comprises the aggregate fees in relation to the audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of debt. “Audit-related fee” comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. “Tax fee” comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. “All other fees” comprises fees mainly related to consultation and assistance provided in connection with improving the Group’s internal control over financial reporting in accordance with Sarbanes-Oxley Act of 2002.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D.                        EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board of Directors as a whole comprised the Parent Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934.  In January 2008, the Board of Directors established a separate Audit Committee, with two directors as members. See Item 6 “Directors, Senior Management and Employees — Audit Committee. Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole shareholder, the Swedish State is an affiliate of the Parent Company.  However, no member of the Board of Directors is an executive officer of the Parent Company.  Thus, although no member of the Board of Directors or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3 (b) (1) (ii) (B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board of Directors and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b) (1) (iv) (E). The Parent Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Parent Company’s Board of Directors, in its role as audit committee, or will affect the ability of the Audit Committee, to act independently and to satisfy its duties.

ITEM 16E.                          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F                             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G                           CORPORATE GOVERNANCE

As a result of the listing of certain of its debt securities on NYSE ARCA, SEK is subject to Rule 10A-3 under the Exchange Act.  Rule 10A-3, with which SEK complies fully, sets out certain requirements with respect to the independence of audit committee members and with respect to audit committees’ duties, powers and responsibilities.  Rule 10A-3 contains certain exemptions for foreign issuers, however, and

SEK avails itself of certain of these exemptions.  In particular:  (i) as noted in Item 16D above, it relies on Section (b)(1)(iv)(E) of the Rule (applicable to audit committee members that are representatives or designees of a foreign government, which all of SEK’s audit committee members are) to satisfy the independence requirement set forth in Section (b)(1)(ii)(B) of the Rule; and (ii) it relies on the “Instructions” accompanying the Rule, which provide that, to the extent that a foreign issuer’s home-country legal requirements conflict with the prescriptions of the Rule concerning the duties, powers or responsibilities of audit committees (i.e., due to the assignment of such duties, powers or responsibilities to another corporate body under local law), it is sufficient to allocate to the audit committee advisory powers, or powers and/or responsibilities concerning the making of proposals to the relevant decision-making body.  Regarding the foregoing, Section (b) (2) of the Rule states that an issuer’s audit committee should be directly responsible for the appointment, compensation, retention and oversight of external auditors.  Under Swedish law, these powers are reserved to the Parent Company’s shareholder.  Thus, the charter for SEK’s audit committee gives the committee an advisory role (to the shareholder) with respect to the aforesaid (but does not make the committee directly responsible).

PART III

ITEM 17.                                 FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                 FINANCIAL STATEMENTS

The Group’s Consolidated Financial Statements prepared in accordance with Item 18 of Form 20-F begin on page F-1 of this annual report.

Consolidated Financial Statements

ITEM 19.                                 EXHIBITS

Exhibits

1.1

Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2008 filed by the Company on May 20, 2009 and incorporated herein by reference).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (No.: 001-08382) dated September 30, 1991 and incorporated herein by reference).

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

2.4

Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report on Form 6-K dated October 23, 2008 (No. 001-08382) and incorporated herein by reference).

2.5

Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333- 156118) dated December 15, 2008 and incorporated herein by reference).

2.6

Fiscal Agency Agreement dated June 5, 2009 relating to an unlimited aggregate principal amount of debt securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated June 5, 2009 relating to an unlimited aggregate principal amount of debt securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments (filed herewith).

2.8

Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and incorporated herein by reference).

2.9

English-language summary of the Terms and Conditions dated 5 February 2010 relating an unlimited principal amount of debt securities authorized to be issued under the Company’s Swedish MTN Programme (filed herewith).

2.10

ASX Austraclear Registry and IPA Services Agreement dated 14 October 2009 relating an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed herewith).

2.11	Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed herewith).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

15.2	Consent of Independent Registered Public Accounting Firm (filed herewith).

Pursuant to Instruction 2(b)(i) in the “Instructions as to Exhibits” in Form 20-F, various instruments defining the rights of holders of long-term debt securities issued by the Company are not being filed herewith because such debt securities are not registered with the Commission and the total amount of debt securities authorized under each such instrument does not exceed 10% of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the Commission upon request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated balance sheets of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2008, and the results of its operations, and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Ernst & Young AB

By	/s/ Jan Birgerson
Jan Birgerson
Authorized Public Accountant

Stockholm, Sweden

March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”)  for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

KPMG AB

By	/s/ Anders Linér
Anders Linér
Authorized Public Accountant

Stockholm, Sweden

March 27, 2008, except for

the Introductory Note which is as of April 30, 2009

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED INCOME STATEMENTS

		January- December, 2009	January- December, 2008	January- December, 2007
		Consolidated	Consolidated	Consolidated
(Skr mn)	Note	Group	Group	Group
Interest revenues		13,306.4	12,964.1	11,046.8
Interest expenses		-11,312.1	-11,420.8	-10,213.7
Net interest revenues	2	1,994.3	1,543.3	833.1
Commissions earned	3	26.2	34.7	31.6
Commissions incurred	3	-26.4	-21.7	-19.1
Net results of financial transactions	4	1,103.1	-456.9	-35.6
Other operating income		0.0	0.1	0.3
Operating income		3,097.2	1,099.5	810.3
Personnel expenses	5	-312.2	-228.5	-194.9
Other expenses	6	-159.0	-112.5	-88.2
Depreciations and amortizations of non-financial assets	7	-11.1	-21.0	-30.2
Recovered credit losses	9	36.7	4.7	—
Impairment of financial assets	9	-283.0	-557.0	—
Operating profit		2,368.6	185.2	497.0

Taxes	11	-641.3	-41.3	-151.1
Net profit for the year (after taxes)(a)		1,727.3	143.9	345.9

(a) The entire profit is attributable to the shareholder of the Parent Company.

The accompanying notes are an integral part of these statements

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
Skr mn	Group	Group	Group
Net profit for the year (after taxes)	1,727.3	143.9	345.9
Other comprehensive income
Available for sale securities (1)	1784.5	-63.1	-89.3
Derivatives in cash flow hedges (1)	25.0	339.5	-59.6
Tax effect (1)	-475.9	-76.7	41.7
Total other comprehensive income	1,333.6	199.7	107.2
Total comprehensive income(2)	3,060.9	343.6	238.7

(1) See Note 23.

(2) The entire comprehensive income is attributable to the shareholder of the Parent Company.

The accompanying notes are an integral part of these statements

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED BALANCE SHEETS

		December 31, 2009	December 31, 2008
		Consolidated	Consolidated
(Skr mn)	Note	Group	Group
ASSETS

Cash in hand		0.0	0.0
Treasuries/government bonds	12, 13	11,717.4	1,494.7
Other interest-bearing securities except credits	12, 13	123,378.6	136,551.4
Credits in the form of interest-bearing securities	12, 13	87,499.1	63,609.3
Credits to credit institutions	9, 12, 13	41,179.7	48,399.6
Credits to the public	9, 12, 13	75,890.1	70,440.2
Derivatives	14	22,654.1	38,929.1
Shares and participation	15,31	2,710.1	n.a.
Property, plant, equipment and intangible assets	7	130.7	136.5
Other assets	16	1,962.9	4,341.7
Prepaid expenses and accrued revenues	17	4,465.3	6,111.7
Total assets		371,588.0	370,014.2

LIABILITIES AND EQUITY

Borrowing from credit institutions	13, 18	4,049.9	3,310.0
Borrowing from the public	13, 18	0.0	185.7
Senior securities issued	13, 18	320,745.3	305,971.8
Derivatives	13, 14	22,567.3	39,414.6
Other liabilities	19	2,536.5	1,548.3
Accrued expenses and prepaid revenues	20	3,913.7	5,443.4
Deferred tax liabilities	11	1,123.8	387.1
Provisions	21	53.5	35.5
Subordinated securities issued	11, 22	3,142.8	3,323.5
Total liabilities		358,132.8	359,619.9

Share capital		3,990.0	3,990.0
Reserves		1,364.8	31.2
Retained earnings		6,373.1	6,229.2
Net profit for the year		1,727.3	143.9
Total equity	23	13,455.2	10,394.3
Total liabilities and equity		371,588.0	370,014.2

COLLATERAL PROVIDED ETC.
Collateral provided		None	None
Interest-bearing securities - Subject to lending		236.1	425.1

CONTINGENT ASSETS AND LIABILITIES	24	5.8	None

COMMITMENTS
Committed undisbursed credits	24	46,331.1	21,431.0

The accompanying notes are an integral part of these statements

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Reserves
			Hedge	Fair value
(Skr mn)	Equity	Share capital	reserve	reserve	Retained earnings	Net profit
Opening balance of equity 2007	4,371.7	990.0	-43.8	-17.5	3,443.0
Comprehensive income 2007	238.7		-42.9	-64.3		345.9
Closing balance of equity 2007	4,610.4	990.0	-86.7	-81.8	3,443.0	345.9

Opening balance of equity 2008	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income 2008	343.6		248.2	-48.5		143.9
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Closing balance of equity 2008	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

Opening balance of equity 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income 2009	3,060.9		18.5	1,315.1		1,727.3
Closing balance of equity 2009	13,455.2	3,990.0	180.0	1,184.8	6,373.1	1,727.3

For further information see Note 23.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009	2008	2007
(Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Operating activities
Operating profit (A)	2,368.6	185.2	497.0

Adjustments for non-cash items in operating profit:
Write-down of impaired financial instruments	283.0	557.0	—
Depreciation	11.1	21.0	30.2
Decrease (+)/increase (-) in derivative instruments excluding exchange rate differences	-1,570.9	31,058.5	-9,430.6
Exchange rate differences	-33.2	-15.5	6.4
Decrease (+)/increase (-) other	144.8	48.6	-90.3
Income tax paid	-174.6	-213.1	-200.6
Total adjustments for non-cash items in operating profit	-1,339.8	31,456.5	-9,684.9

Disbursements of credits	-74,310.9	-38,055.2	-36,496.1
Repayments of credits	39,577.8	9,594.9	18,833.9
Net increase(-)/decrease(+) in bonds and securities held	-5,274.1	30,056.5	-26,658.7
Other changes - net	1,645.6	-2,230.6	-242.8
Cash flow from operating activities	-37,332.8	31,007.3	-53,751.6

Investing activities
Capital expenditures	-3.2	-13.5	-5.7
Acquisition of Venantius (1)	—	577.1	—
Cash flow from investing activities	-3.2	563.6	-5.7

Financing activities
Net decrease (-)/increase (+) in originally short-term debt	93,478.5	-32,324.2	12,031.0
Proceeds from issuance of long-term senior debt	111,831.5	86,136.2	107,970.2
Repayments of long-term debt	-163,857.6	-71,513.4	-60,179.5
Own long-term debt repurchased	-10,259.7	-3,396.7	94.4
New share issue	—	3,000.0	—
Cash flow from financing activities	31,192.7	-18,098.1	59,916.1

Cash flow for the year	-6,143.3	13,472.8	6,158.8

Cash and cash equivalents at beginning of year	23,771.1	10,211.5	4,094.8
Net decrease (-)/increase (+) in cash and cash equivalents	-6,143.3	13,472.8	6,158.8
Exchange rate differences on cash and cash equivalents	8.7	86.8	-42.1
Cash and cash equivalents at end of year (B)	17,636.5	23,771.1	10,211.5

Comments on the cash flow statement:

	2009	2008	2007
(A) Interest payments received and expenses paid (Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Interest payments received	14,960.5	12,150.6	9,964.2
Interest expenses paid	12,851.2	10,756.9	9,278.7

	2009	2008	2007
(B) Cash and cash equivalents: (Skr mn)	Consolidated Group	Consolidated Group	Consolidated Group
Cash at banks	384.3	1,965.6	188.9
Cash equivalents	17,252.2	21,805.5	10,022.6
Total cash and cash equivalents	17,636.5	23,771.1	10,211.5

Cash at banks represents amounts that immediately can be converted into cash. Cash equivalents represent short term, liquid instruments the payout of which is known in advance and for which the time to maturity does not exceed three months. According to Note 12 current deposits and assets at banks that can be immediately converted into cash for the Consolidated Group amounted to Skr 18,736.5 million as of December 31, 2009(2008: Skr 23,771.1million), of which Skr 1,100.0 million (2008: Skr 0.0 million) consisted of instruments  with durations longer than three months. Cash and cash equivalents are included in the balance sheet in Credits to credit institutions.

(1) See Note 31 regarding the acquisition of Venantius.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (the Parent Company) is a company domiciled in Sweden. The corporate group in respect of which the consolidated financial statements of SEK as of and for the three years ended December 31, 2009 have been prepared comprises the Parent Company and its wholly-owned subsidiaries AB Sektionen, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB including the latter’s wholly-owned subsidiary VF Finans AB (together, the Subsidiaries). The Parent Company and the Subsidiaries are together referred to as SEK, the Consolidated Group or the Group. The address of the Parent Company’s registered office is Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm.

AB Sektionen’s main asset is its building, serving as SEK’s headquarters, and AB Sektionen does not presently operate any business other than renting its building to SEK. The Parent Company Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Financial Advisors AB and SEK Customer Finance AB engaged in the business of providing advisory services during 2009. As of December 31, 2009 these two companies are no longer engaged in any active business. The business previously conducted in SEK Customer Finance AB is now conducted in the Parent Company instead. Venantius AB was engaged, during 2009, in the type of financing activities that do not require the company to be under the supervision of the Swedish Financial Supervisory Authority. As of December 31 2009, Venantius AB and its subsidiary, VF Finans AB, no longer conduct any active business. SEK Financial Services AB and SEK Exportlånet AB are also inactive companies.

BASIS OF PRESENTATION

(i) Statement of compliance

Starting January 1, 2007, SEK adopted International Financial Reporting Standards (IFRS). The present consolidated financial statements have been prepared in compliance with IFRS as issued by International Accounting Standard Board (IASB). The IFR standards SEK applied are all endorsed by the European Union (EU). Additional requirements in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RFR 1.2- Supplementary — Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), as well as the accounting regulations of the Financial Supervisory Authority (FFFS 2008:25) have been applied. The disclosures required in the standards, in regulations or in legislation have been included in the notes or in other parts of these consolidated financial statements.

The consolidated financial statements were approved for issuance by the Board of Directors on March 17, 2010. The Group’s income statements and balance sheets are subject to adoption at the Annual General Meeting on April 29, 2010.

In 2009, as part of its financial close process for the year ended December 31, 2008, the Company restated its consolidated IFRS financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006, respectively, in order to correct certain technical errors in the marking-to-market of a number of derivative positions, assets and liabilities required to be reported at fair value.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical-cost basis except for the following:

• derivative financial instruments, which are measured at fair value,

• financial instruments at fair value through profit and loss, which are measured at fair value,

• available-for-sale financial assets, which are measured at fair value, and

• hedged items in fair-value hedges, otherwise recorded at amortized cost are adjusted for changes in fair values with regards to the hedged risks.

(iii) Functional and presentation currency

SEK has determined that Swedish krona (Skr) is its functional and presentation currency under IFRS. The determination is based on several factors, the important ones being that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and a large portion of its expenses and especially personnel expenses, other expenses and taxes is denominated in Swedish kronor. SEK manages its risk exposure with regard to foreign currencies in such a way that the exposure between Swedish kronor and other currencies is hedged. Unrealized foreign currency exposure which is generated due to changes related to the revaluation of financial instruments denominated in foreign currencies at fair value is however not hedged.

Note 1. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, if not stated otherwise.

CHANGED ACCOUNTING POLICIES

The accounting policies, in all material aspects, are unchanged in comparison with those used for purposes of preparation of the Group’s audited financial statements as of and for the year ended December 31, 2008, with the exceptions stated below.

The Group has introduced the following revised standards from IASB as from January 1, 2009:

Amendments to IAS-1, “Presentation of Financial Statements” have resulted in the inclusion of a “Statement of changes in Equity” and the previous “Statement of Recognized Income and Expenses” has been replaced by a “Statement of Comprehensive Income”. The amendment does not impact the figures reported.

IFRS 8 — Operating Segments — defines business segments is and what segment information should be provided for in the financial statements. Refer to paragraph (b) Segment reporting below for additional information.

Amendment to IFRS 7 Improving Disclosures about Financial Instruments — The amendments to IFRS 7 have resulted in new disclosure requirements on financial instruments recognized at fair value to classify fair value measurements using a three levels fair value hierarchy. The level in the hierarchy is determined on the basis of the lowest level of input that is critical for the valuation in its entirety.

The following additional amendments to standards and interpretations were implemented in 2009 or 2008, but had had little or no impact on the SEK’s financial reporting: Amendments to IFRIC 9 and IAS 39 Embedded Derivatives.

During 2008, IAS 39 and IFRS 7 were revised with regard to the reclassification of financial instruments. The revised standards permitted certain non-derivative financial instruments to be reclassified from one accounting category to another under specific circumstances. Financial assets in the category financial assets at fair value through profit and loss could be reclassified to loans and receivables (at amortized cost), with the exceptions of derivatives and assets that were designated at initial recognition in the category fair value through profit and loss. The amendment also allows a company to reclassify a financial asset from the category financial assets available for sale to “loans and receivables” if the assets would meet the definition of loans and receivables (unless the financial asset has been designated as a financial asset available for sale), and if the company has the intention and the ability to hold the financial asset for the foreseeable future.

SEK has reclassified assets to the category loans and receivables from the categories “trading portfolio” (as of July 1, 2008) and “assets available for sale” (as of October 1, 2008). The reason for the reclassifications was that those assets had been illiquid due to the extraordinary market conditions which existed during the second half-year of 2008 due to the financial crisis and that SEK assessed itself to be able to hold the assets to maturity, there being therefore no need for impairment of securities held for trading or securities available for sale. The securities previously held for trading are no longer held with the intention to sell them during the foreseeable future. See Note 13 for further information on the effects of the reclassifications.

GOING CONCERN

The Parent Company´s board of directors and management has made an assessment of SEK’s ability to continue as a going concern and is satisfied that SEK has the resources to continue in business for the foreseeable future. Furthermore, the board of directors and management are not aware of any material uncertainties that may cast significant doubt upon SEK’s ability to continue as a going concern. Therefore, the financial statements are prepared on the going-concern basis.

TABLE OF PRINCIPLES

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

(h)                                 Employee benefits

(i)                                     Untaxed reserves

(j)                                     Equity

(k)                                  Income tax

(l)                                     Critical accounting policies and estimates

(m)                               New standards and interpretations not yet adopted

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Business combinations are accounted for in accordance with the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies Intra-Group transactions and balances, and any unrealized income and expenses arising from intra-Group transactions are eliminated in preparing the consolidated financial statements. The information in the notes represents, unless otherwise stated the financial position or results of operations of, the Consolidated Group.

In connection with any acquisition of a subsidiary, at the acquisition date the assets and liabilities of the acquired subsidiary are recognized at fair value. The difference between the acquisition value of the shares in the subsidiary and the net assets in the subsidiary is recorded as goodwill. The fair value of assets and liabilities in the acquired company are estimated by management and in doing so, management takes into account in part independent valuations, among other things. In cases where the shares have been acquired without any exchange of cash remuneration, the fair value of the shares in the acquired company is also estimated by management as aforesaid.

Goodwill is not depreciated, but is subject to impairment testing on an annual basis or more frequently.

(b) Segment reporting

In accordance with IFRS 8, segment information is presented from a management perspective and operating segments are identified based on internal reporting to senior executive decision-makers. SEK has, the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with regard to risks and opportunities. Reported revenues for each of the segments other than the “granting of credits” equaled less than 3 percent of the total revenue, of the Group in 2009 and their reported operating income equaled less than 2 percent of total operating income for the Group in 2009. The assets of these two segments also amounted to less than 2 percent of the total assets of the Group in 2009. For these reasons, in accordance with IFRS 8 the segments are not reported separately. SEK reports, therefore, only the segment “granting of credits” as a separate segment in its financial reporting.

(c) Recognition of operating income and expense

(i) Net interest income

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest revenues. The reporting of all interest revenues and interest expenses is made on a gross basis (in the two separate line-items, the sum of which is reported as net interest revenues), with the exception of interest revenues and interest expenses related to derivative instruments, which are reported on a net basis (in one of the two line items, depending on whether positive or negative). Interest revenues and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest revenue or interest expense that is a reasonable approximation of using the effective interest method as basis for the calculation.

SEK administers, for compensation, the Swedish state’s export credit support system, and the state’s tied aid credit program (together, the “S-system”). Pursuant to agreements between SEK and the state, the state reimburses all interest differentials, financing costs and net foreign exchange losses under the S-system while any credits or borrowings remain outstanding. These settlements are effected every three months in arrears. For balance sheets, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. That is, assets and liabilities related to the administration of the S-system are recorded as assets and liabilities, respectively, of SEK. SEK’s net compensation from administrating the “S-system” is recognized as interest revenues in the income statement.

(ii) Net fee and commission income

Net fee and commission income are presented as commissions earned or commissions incurred. The recognition of commission income depends on the purpose for which the fee is received. Fees are either recognized as revenue when service are provided or amortized over the period of a specific business transaction. Commissions incurred are transaction-based and recognized in the period when the services are received.

(iii) Net result of financial transactions

Net results of financial transactions includes realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the balance sheet except for such financial instruments when the fair value changes are recorded directly in other comprehensive income. Gains and losses comprises mainly gains and losses related to currency exchange effects, interest rate changes and changes in the fair value of financial instruments related to changes in creditworthiness of the counterparties to the financial contracts. The item also includes market value changes attributable to hedged risk in fair-value hedges.

(d) Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated to the functional currency (Swedish kronor) at the year-end exchange rates. Revenues and expenses in foreign currencies have been translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects. Currency exchange effects are included as one component of net results of financial transactions.

(e) Financial instruments

(i) Recognition and de-recognition in the balance sheet

The recognition in and de-recognition from the balance sheet is based on trade date for securities bought as well as securities issued and derivatives. All other financial instruments are recognized or derecognized on relevant settlement date. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid is recognized in profit and loss as one component of the net results of financial transactions.

(ii) Repurchase agreements and securities lending

Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. Securities/assets sold subject to repurchase agreements and securities/assets lent to other parties are reported under the heading “collateral provided”. Cash received from the counterparties is recognized on the balance sheet as borrowing. Cash advanced to the counterparties is recognized on the balance sheet under “credit to credit institutions” or “credit to the public”.

(iii) Offsetting

Financial assets and liabilities are set off and the net amount presented in the balance sheet when the Group has a legal right to set off the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Measurement of Financial Assets, Generally

Financial assets are categorized into three categories for valuation: “loans and receivables”, “financial assets at fair value through profit and loss” and “financial assets available for sale”.

(v) Measurement on initial recognition

When financial instruments are recognized initially, they are measured at fair value. For a financial asset or financial liability that is not categorized at fair value through profit and loss it is measured at fair value less the transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

(vi) Financial instruments and subsequent measurement

Loans and receivables. With regard to financial assets, the category loans and receivables constitute the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. Securities quoted on an active market are required to be classified as available-for-sale securities. Financial assets in the category loans and receivables are measured at amortized cost, using the effective interest rate method. In any case in which one or more derivatives are hedging currency and/or interest rate exposures, fair-value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash-flow hedge accounting is applied.

SEK, in the ordinary course of business, acquires leasing objects which are classified as financial leasing objects (as opposed to operational leasing objects). When making such classification, all aspects of the leasing contract, including third-party guarantees, are taken into account. Financial leasing objects are reported as receivables from the lessees in the category loans and receivables. Each lease payments are recorded as repayment of principal and interest income.

Committed undisbursed credits are reported as contingent liabilities.

When SEK utilizes financial guarantees to reduce counterparty exposures for certain assets, these guarantees are reported at amortized cost.

Financial assets at fair value through profit or loss. There are two main subcategories in the category financial assets at fair value through profit or loss: financial assets designated upon initial recognition at fair value through profit or loss; and assets held for trading. In any case in which two or more derivatives are hedging both interest rate and credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss. Furthermore, securities held for trading are included in this category. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss except when they are subject to hedge accounting.

Financial assets available for sale: Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in other comprehensive income. This category is required for amongst other things, securities quoted on an active market. Listed shares available for sale are also included in this category.

Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit and loss and other financial liabilities.

Financial liabilities at fair value through profit or loss: There are two main subcategories in the category financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss; and liabilities held for trading. Senior securities issued by SEK are irrevocably classified as financial liabilities at fair value through profit or loss if they contain embedded derivatives that otherwise would be accounted for separately. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting.

Other financial liabilities: All other senior securities issued by SEK (other than those classified as financial liabilities at fair value through profit or loss, as described above) are classified as other financial liabilities. Other financial liabilities, transactions are measured at amortized cost, using the effective interest rate method. In the case in which one or more derivatives are hedging currency, interest rate, and/ or other exposures, fair-value hedge accounting is applied. Subordinated debt is classified under other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair-value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

Derivatives: In the ordinary course of business, SEK uses, and is party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except in connection with hedge accounting. Where SEK decides to categorize a financial asset or liability at fair value through profit or loss, the purpose is always to avoid the mismatch that would otherwise arise in the income statement for the fair value adjustment of the derivatives, which economically hedge the risks in these instruments. Some credit-default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classifies a credit default swap as a financial guarantee, SEK always owns the underlying exposure and the potential amount is limited to the actual loss incurred by SEK related to its holding of the underlying exposure.

Embedded Derivatives: In the ordinary course of business, SEK issues or acquires financial assets or liabilities, which contain embedded derivatives. It is the Parent Company’s policy to use the-fair value option at recognition of these financial assets or financial liabilities rather than separately value the embedded derivative at fair-value.

Reacquired debt: SEK from time to time reacquires its debt instruments and related derivatives. The book value of reacquired debt is deducted from the corresponding liability on the balance sheet. Realized gains from reacquiring its own debt instruments are accounted for in the income statement as one component of net results of financial transactions.

(vii) Hedge accounting

In accordance with IAS 39, all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations, SEK uses each of two different alternatives provided in IAS 39 to account for economic hedging activities. The first alternative is to apply hedge accounting. Fair value hedge accounting or cash flow hedge accounting can be applied. Fair value hedge accounting has been applied to transactions in which a derivative hedges a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also hedge foreign exchange risk. When applying fair-value hedge accounting, the amortized cost of the underlying hedged item is adjusted to reflect changes in fair value attributable to the hedged exposures. The other alternative to hedge accounting is to irrevocably designate fixed interest rate assets and liabilities, at initial recognition, as instruments at fair value through profit and loss.  The main difference between those two alternatives is that the latter provides for a hedged item to be valued at its full fair-value, while under fair-value hedge accounting the underlying hedged asset or liability is valued at fair-value only for the components which the derivative hedges.

SEK also applies cash flow hedge accounting. When applying cash-flow hedge accounting, the hedged asset or liability is measured at amortized cost through profit and loss while fair-value change in the derivative is measured directly in other comprehensive income until the hedged cash flow is recognized in the income statement. Then, the change in fair value is recognized in the income statement as well.

With respect to any hedge of a financial asset or liability, SEK designates the risk being hedged as one of the following:

1. The risk of changes in the overall fair value of the entire hedged item;

2. The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk);

3. The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk); or

4. The risk of changes in its fair value attributable to changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit quality at the inception of the hedge (referred to as credit risk).

There are currently the following two different strategies used within SEK to hedge changes in fair value:

•                  A. Hedges of changes in fair value due to interest rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rates in loans or investments into variable interest rates. The hedging instrument is an interest rate swap, swapping a fixed interest rate to a floating interest rate.

•                  B. Hedges of changes in fair value due to interest and foreign exchange rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross-

currency interest rate swap, swapping a fixed interest rate in one currency for a floating interest rate in another currency.

Both at inception of the hedge and on an ongoing basis, SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement, they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in other comprehensive income, the accumulated changes are reported as a component of reserves within equity.

(viii) Determination of fair value of financial instruments

The best evidence of fair value is provided by quoted prices in an active market. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm’s length exchange motivated by normal business considerations. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from any observable current market transactions in the same instruments or based on any available observable market data. A major part of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available.

For all asset and liability classes of financial instruments fair value is established by using internally established valuation models, externally established valuation models, quotations furnished by external parties and dealers in such instruments or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. For certain senior securities issued by SEK that are classified as financial liabilities designated upon initial recognition at fair value through profit and loss, a valuation assumption has been made. Although SEK’s credit rating has not changed during the year, developments in financial markets have to some extent affected the level at which SEK’s debt is issued. The change, which is different in different markets, has been included in the calculation of fair value for these liabilities. Certain assumptions about expected lives are made in this category of liabilities and the derivatives that hedges the liabilities. Such assumptions are evaluated and reconsidered on a quarterly basis. The models used include both directly observable and non-observable market parameters.

In calculating the fair value, SEK seeks to use observable market quotes (market data) from liquid markets so that the valuations reflects the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative methods to calculate fair value. Examples of indirect use of market data are:

•                  discount curves created using observable market data, but then interpolated to calculate the non-observable interest rates,

•                  a quantitative model that is calibrated to re-price observable market data, but is used for the purpose of pricing a structured product, or

•                  simple options with maturities that are between two observed market quotes. In this case, interpolation is used to produce intermediate quotes.

In some cases, due to low liquidity in the market, there is no access to observable market data. In accordance with market standards, in these cases SEK bases its valuations on:

•                  historically observed market data. One example for a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis, or

•                  market data implied from similar observable market data. One example is with respect to the volatility of a stock option whose maturity is longer than the longest observable market quotes.

For observable market data SEK uses third-party information based on traded contracts (such as Reuters and Bloomberg). This information can be divided into two groups where the first group is directly observable prices, and the second is market data calculated from the observed prices. Examples from the first group are, for various currencies and maturities, currency rates, stock prices, share index notes, swaps, futures, basis spreads and bond prices. The discount curves SEK uses, which are a cornerstone for valuation at fair value, is constructed from observable market data. Examples from the second group are the standardized forms of quotations, such as call options in the foreign exchange market quoted through volatility which are calculated so that the Black-Scholes model recreates observable prices. Further examples from this group are, for various currencies and maturities, (FX), currency volatility, volatility of the swap, cap / floor volatilities, stock volatility, and dividend schedules for equity and CDS spreads. Correlations between currency rates, stock prices, interest rates and CDS spreads related to corporate bonds not traded on a liquid market are other examples of observable market data.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. A large proportion of non-observable market data are discounts curves created using observable market data, but then extrapolated to calculate the non-observable interest rates. Another large proportion of non-observable market data consists of correlations related to financial instruments with low liquidity.

See further information in Note 13 regarding the valuation techniques applied.

(ix) Impairment of financial assets

SEK monitors loans and receivables and other assets for impairment as described in Note 34. Loans, on an individual loan level, are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses. Provisions for incurred impairment losses are made if and when SEK determines that the obligor of a credit, or another asset, will likely default and the existing guarantee or collateral will probably fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. Objective evidence for such a probable failure can be significant financial difficulties for the debtor or issuer, outstanding or delayed payments or other observable facts which suggest a measurable decrease of estimated future cash flows. If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized through the income statement. If and when a decline in the fair value of an available-for-sale financial asset has been recognized directly through other comprehensive income in equity, and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized is removed from equity and recognized in profit and loss even though the financial asset has not been derecognized in the balance sheet. After the individual determination has been made, and if there is no objective evidence for impairment of an individually assessed financial asset, regardless of whether the asset is individually material or not, the company includes the asset in a group of financial assets with similar credit risk characteristics and determines collectively the need for impairment of such assets. The need for impairment is related to loan losses which have occurred on the balance sheet date but have not yet been identified as individual loan losses. Impairment of an asset is always reported in the balance sheet in the item line which it is related to.

(f) Tangible assets

Items of property are measured at cost less accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property or equipment have different useful lives, they are depreciated as separate major components of property and equipment. Office equipment, buildings and building equipment relating to the building are depreciated on a straight-line method over an estimated useful life. Land is not depreciated. The average useful life for the building is approximately 67 years, for certain building equipment 10 years and for other property and equipment 5 years. The average useful lives, depreciation methods and residual values are evaluated and reconsidered on an annual basis.

(g) Intangible assets

Intangible assets comprise mainly the capitalized portion of investments in IT-systems which includes expenses considered to relate to the intangible asset, such as consulting fees and expenses for SEK personnel contributing to producing such intangible asset. Intangible assets are depreciated on a straight-line basis over an estimated useful life from the date the asset is available for use. The average useful life for intangible assets is approximately 5 years. The average useful life is evaluated and reconsidered on an annual basis.

(h) Employee benefits

SEK sponsors both defined benefit and defined contribution pension plans.

Defined contribution plans. A defined-contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expense in profit or loss when due as employees provide services to the entity during a period. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans. Defined-benefit plans are post-employment benefit plans other than defined-contribution plans. The net obligation in respect of defined-benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets is deducted. The cost for defined benefit plans is calculated using the Projected Unit Credit Method, which distributes the cost over the employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, the rate of inflation, increases in medical costs and mortality rates. The discount rate used is the equivalent of the interest rate for government bonds with a remaining term approximating that of the actual commitments.

Changes in actuarial assumptions and experiential adjustments to obligations and the fair value of plan assets result in actuarial gains or losses. Such gains or losses, within 10% of the obligation or asset value (that is, within the ‘corridor’,) are not immediately recognized. Gains or losses exceeding the 10% corridor are amortized over the remaining estimated service periods of the employees. The Parent Company and the Subsidiaries support collective various pension plans covering all employees. All expenditures and accrued expenses related to pension plans have been expensed. The Group has both defined-contribution and defined-benefit pension commitments. The most significant pension plan is the BTP plan for bank employees in Sweden, which is secured through insurance with the insurance company SPP. This plan, for the most part defined as defined-benefit, was previously reported as a defined-contribution plan when SEK did not have access to sufficient information to recognize the benefit. From 2009 the information is available and the plan is reported as a defined-benefit plan in accordance with IAS 19. In addition to this there are a number of individual benefit pension solutions based on length of service and compensation at or near retirement.

(i) Untaxed reserves

In accordance with Swedish tax law, the parent company and some of the Subsidiaries maintain certain untaxed reserves. Under the provisions of the tax law, 25 percent of taxable income in a single year can be deferred as an untaxed reserve, which will reverse and become taxable in six years. However, no untaxed reserves are separately reported in the consolidated balance sheet; nor are revenues and expenses related to untaxed reserves separately reported in the consolidated income statement. Instead, in the consolidated balance sheet, the untaxed reserves are reported separately by (i) an after-tax portion, reported as one component of equity, and (ii) a portion representing deferred taxes on the temporary differences.

(j) Equity

Equity in the consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: A reserve for fair-value changes on available-for-sale assets and a reserve for fair-value changes on derivatives in cash-flow hedges. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

(k) Income tax

Income tax on the profit and loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax on temporary differences including the untaxed reserves of the individual Group companies. Deferred taxes on taxable and deductible temporary differences were calculated with an expected tax rate of 26.3 percent for the years ended December 31, 2009 and 2008 and with an expected tax rate of 28.0 percent for the year ended 2007. Deferred taxes are calculated on all taxable and deductible temporary differences regardless of whether the temporary difference arises from items recognized in the income statement or through other comprehensive income. There are no deferred taxes on material temporary differences that have not been recognized.

(l) Critical accounting policies and estimates

When applying the accounting policies, management makes judgments and estimates that have significant effects on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the Parent Company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can differ from the estimates and the assumptions made. The Parent Company assesses the judgment made related to the following critical accounting policies to be of most significance:

• The functional currency of the Parent Company

• Classifications of securities as quoted on an active market

• The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

• SEK being regarded as an agent with respect to the S-system

• Assessments made at the acquisition of Venantius

Furthermore, the company has identified the following key sources of estimation uncertainty when applying IFRS:

• Provisions for probable credit losses

• Estimates of fair values when quoted market prices are not available

• Valuation of derivatives without observable market prices

The functional currency of the parent company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. SEK is economically hedged regarding foreign currency exchange revaluation effects related to balance sheet components. A major part of its assets, liabilities and related derivatives are denominated in foreign currency. Under IFRS, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables the Group is making judgments as to whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process.

If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available for sale and the after-tax changes in fair value for these securities would affect other comprehensive income. It is, however, essentially impossible to predict the quantitative impact of any such changes because of the lack of homogeneity of our portfolio of non-quoted securities; the impact would very much depend on which types of securities were so classified, and any process we developed for identifying such types would be inherently speculative.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. A significant number of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Different pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. However, different pricing models or assumptions could produce different valuation results. If the assumptions underlying those internal models were to change this could result in a material change in the fair value of those assets or liabilities.

If, for example, the assumption regarding the yield of interest-bearing fixed asset or liability with a fixed interest rate were changed so as to be 0.10 percent higher or lower than the yield actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2009, by approximately Skr 10—30 million and equity, at such date, by approximately Skr 10—50 million.

Please see more information regarding the valuation techniques in Note 13.

SEK is regarded as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment whereby SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as that: (i) the fact that SEK does not in substance, even though it may in form, have risks and rewards of ownership; (ii) the fact that SEK does not have discretion in establishing prices; and (iii) the fact that SEK receives compensation in the form of a fixed commission. SEK has consequently presented income from the economic activities of the S-system net in the income statement, in accordance with the agreement with the Swedish state, rather than the gross amounts. If SEK were to be regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be nil.

Assessments made at the acquisition of Venantius

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

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held by SEK, as well as existing guarantees and collateral, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change, this could result in a material change in provisions for probable credit losses.

Credit or impairment losses are recognized as the difference between the carrying value of a loan and the discounted value of our best estimate of future cash repayments. These estimates takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ending December 31, 2009, by Skr 50—60 million and equity by Skr 30—40 million at that date.

Estimates of fair value when quoted market prices are not available

If a transaction is classified at fair value through profit and loss requires the valuating instrument at its full fair value, including the impact of the credit spread,  when quoted market prices are not available for such instruments certain assumptions must be made about the credit spread included in such valuations. If these assumptions were to change, this could result in a material change in the fair value of these instruments.

If the assumption with relation to the valuation of assets classified at fair value through profit and loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2009 by approximately Skr 40—60 million and equity, at such date, by approximately Skr 30—50 million.

If the assumption with relation to the valuation of liabilities classified at fair value through profit and loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the spread actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2009 by approximately Skr 400—700 million and equity, at such date, by approximately Skr 300—500 million. These sensitivity analyses show possible effects on fair value from changes in assumptions about credit spreads. However, they can also be viewed as an estimate of potential risk for changed fair values related to a change in market pricing of credit risk for the issuer of the asset or liability.

SEK issues debt instruments in many financial markets. A large number of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, valuation models and valuations established by external parties or quotations furnished by dealers in such instruments are used to calculate fair value. The Models used are the same as for a hybrid liability and the structured swap hedging the instrument, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair-value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that hedges that liability. Although SEK’s credit rating has not changed during the year, the development of financial markets have to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly observable and implied market parameters.

Please see more information regarding used valuation techniques in Note 13.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products.  The presence of certain embedded derivatives (even though not bifurcated) sometimes requires sophisticated models for valuing these instruments at fair value. If these assumptions were to change, this could result in a material change in the fair value of these instruments, though, Since SEK only enters into market-matched hedge relationships (economic or accounting hedges) a potential material effect on profit and loss or equity would only result if there were changes in the credit spreads. SEK uses swap agreements (primarily) to hedge risk exposure in financial assets and liabilities. SEK enters into the swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using ISDA a credit support annex or other agreement whereby the credit exposure is mitigated on at least a monthly basis. Swaps are measured at fair value by using maket-quoted rates where available. If market quotes are not available, valuation models are used. For counterparties in respect of which SEK has a positive swap portfolio value, SEK uses a model to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and implied market data.

Please see more information regarding valuation techniques in Note 13.

(m) New standards and interpretations not yet adopted

New standards and amendments to standards and interpretations applicable from 2010 or later have not been applied in advance. The following new standards and changes in standards and interpretations may influence the financial results of SEK.

IFRS 9, Financial Instruments: Recognition and Measurement. This standard is a first step in a complete overhaul of the existing standard, IAS 39, to reduce the number of categories of financial assets. This first part of the standard will be supplemented by new rules on write-downs, hedge accounting and the valuation of liabilities. IFRS 9 must be applied for annual periods beginning January 1, 2013. Early application is permitted. Since all standards have not yet been issued, SEK has not yet evaluated the effects.

IFRS 3R, Business Combinations. This standard introduces a number of changes in accounting for future business combinations, which will affect the amount of recorded goodwill, reported results for the period in which an acquisition is carried out and future reported results. The new standard will be applied in 2010.

IAS 27R, Consolidated and Separate Financial Statements. This standard requires that future changes in ownership interests in a subsidiary, where the majority owner does not lose control, be accounted for as equity transactions. Furthermore, the amendments to IAS 27R alter the accounting treatment when there is a loss of control over a subsidiary. The new standard will be applied in 2010.

IAS 24, Related Party Disclosures. The definition of related parties has changed and some relief is given on the disclosures when the company is state-owned. The amended standard must be applied from 2011 but may be earlier adopted and might reduce disclosures provided by SEK on transactions with other state-owned companies.

Note 2.  Net interest revenues

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Interest revenues were related to:
Credits to credit institutions	1,635.2	1,679.5	940.5
Credits to the public	2,983.6	1,488.6	1,492.7
Interest bearing securities	3,043.6	9,423.2	8,408.0
Impaired financial assets	34.4	36.4	—
Derivatives	5,609.6	336.1	205.6
Total interest revenues	13,306.4	12,964.1	11,046.8
Total interest expenses	-11,312.1	-11,420.8	-10,213.7
Net interest revenues	1,994.3	1,543.3	833.1

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
	Group	Group	Group
Interest revenues were related to:
Financial assets available for sale	5.2	391.7	511.2
Financial assets at fair value through profit or loss	6,340.8	1,175.8	1,137.9
Loans and receivables	6,960.4	11,396.6	9,397.7
Total interest revenues	13,306.4	12,964.1	11,046.8

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-4,391.9	-5,085.3	-3,871.9
Financial guarantees	-212.5	-107.7	-94.0
Other financial liabilities	-6,707.7	-6,227.8	-6,247.8
Total interest expenses	-11,312.1	-11,420.8	-10,213.7

Net interest revenues	1,994.3	1,543.3	833.1

Interest revenues include Skr 27.3 million (2008: Skr 22.4 million; 2007: Skr 29.8 million) for remuneration from the S-system (see Note 25).

Interest revenues for the Consolidated Group by geographic market are approximately 22 percent (2008: 29 percent; 2007: 25 percent) from Sweden,  9 percent (2008: 49 percent; 2007: 43 percent) from other European countries and 69 percent (2008: 22 percent; 2007: 32 percent) from other countries.

Note 3 Commissions earned and commissions incurred

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
Skr mn	Group	Group	Group
Commissions earned were related to:
Financial consultant commissions	23.2	19.1	19.0
Capital market commissions	2.5	14.3	11.9
Other commissions earned	0.5	1.3	0.7
Total commissions earned	26.2	34.7	31.6

Commissions incurred were related to:
Risk capital guarantee from shareholder	-3.6	-3.6	-3.6
Financial consultant commissions	-6.1	-1.8	-1.5
Other commissions incurred	-16.7	-16.3	-14.0
Total commissions incurred	-26.4	-21.7	-19.1

Commissions earned for the Consolidated Group by geographic market are approximately 44 percent (2008: 30 percent; 2007: 60 percent) from Sweden, 43 percent (2008: 10 percent; 2007: 30 percent) from Europe except Sweden and 13 percent (2008: 60 percent; 2007: 10 percent) from countries outside of Europe.

Commissions incurred for the Consolidated Group by geographic market are approximately 31 percent (2008: 0 percent; 2007: 40 percent) from Sweden and 49 percent (2008: 10 percent; 2007: 60 percent) from Europe except Sweden and approximately 20 percent (2008: 90 percent, 2007: 0 percent) from countries outside of Europe.

Commissions earned from financial assets and liabilities not measured at fair value through profit or loss amounts, for the Consolidated Group to Skr 0.5 million (2008: Skr 1.3 million; 2007: Skr 0.7 million).

Commissions incurred from financial assets and liabilities not measured at fair value through profit or loss amounts, for the Consolidated Group to Skr 2.3 million (2008: Skr 0.2 million; 2007: Skr 0.2 million).

Note 4 Net result of financial transactions

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
Skr mn	Group	Group	Group
Net results of financial transactions were related to:
Realized and unrealized results related to assets held-for-trading(1)	0.0	-35.9	-38.4
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	31.5	140.4	-0.7
Realized results of repurchased debt, etc.	302.3	87.3	41.5
Total net results of financial transactions, before certain fair value changes	333.8	191.8	2.4

Changes in fair value related to financial assets, financial liabilities and related derivatives excluding securities in trading portfolio	769.3	-648.7	-38.0
Total net results of financial transactions	1,103.1	-456.9	-35.6

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
	Group	Group	Group
Changes in fair value related to financial assets, financial liabilities and related derivatives, except securities in trading portfolio, for categories of financial instruments:
Financial assets or liabilities at fair value through profit or loss on initial recognition as one to be measured at fair value (FVO):
Derivatives	1,096.0	-18,400.4	-2,679.4
Other financial assets and liabilities	-3,573.5	18,641.7	7,537.6
Financial assets available for sale (2)	-1.2	133.3	-127.5
Loans and receivables (2)	-611.7	1,594.5	-141.4
Other fiancial liabilities(2)	3,859.7	-2,617.8	-4,627.3
Ineffectiveness of cash flow hedges that have been reported in the profit or loss	0.0	0.0	0.0
Total	769.3	-648.7	-38.0

of which total amount of the change in fair value estimated using valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument recognised in profit or loss during the period	770.5	-782.0	89.5

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
Skr mn	Group	Group	Group
Realized results of repurchased debt, etc, for categories of financial instruments
Financial assets or liabilities at fair value through profit or loss	190.3	79.9	29.9
Financial assets available for sale	0.0	-11.0	0.1
Loans and receivables	-2.2	0.0	0.0
Financial guarantees	0.0	2.1	8.8
Other financial liabilities	114.2	16.3	2.7
Total	302.3	87.3	41.5

(1)In 2008 assets held-for-trading were reclassified to the category loans and receivables. Earlier those were accounted at fair value.

(2)Changes in fair value related to the hedged risk of financial assets available for sale, loans and receivables and other financial liabilities have been accounted for through profit or loss when such asset or liability is subject to fair value hedging. See Note 13 for information on the portion of those assets that are subject to fair value hedging.

Note 5. Personnel expenses

	2009	2008	2007
Skr mn	Consolidated Group	Consolidated Group	Consolidated Group
Personnel expenses:
Salaries and remuneration to the Board of Directors and the Presidents	-11.4	-9.6	-8.0
Salaries and remuneration to Senior Executives	-10.5	-9.0	-12.7
Salaries and remuneration to other employees	-156.2	-116.7	-98.8
Pensions (1)	-67.6	-36.6	-29.4
Social insurance	-53.1	-42.7	-36.7
Other personnel expenses	-13.4	-13.9	-9.3
Total personnel expenses	-312.2	-228.5	-194.9

(1) Of which Skr 2.7 million (2008: Skr 2.6 million, 2007: Skr 2.3 million) relates to the President and of which Skr 1.9 million (2008: Skr 1.9 million, 2007: Skr 1.6 million) is in excess of what is tax-deductible. Skr 5.3 million (2008: Skr 4.6 million, 2007: Skr 4.4 million) pertains to other senior executives of which Skr 2.2 million (2008: Skr 2.1 million, 2007: Skr 2.0 million) is in excess of what is tax-deductible.

Salaries and remuneration to the Board of Directors and the Presidents increased for the Consolidated Group compared with the previous year, mainly due to that Venantius AB was included in 2009. Venantius AB was acquired in December 2008.

Salaries and remuneration to other employees increased for the Consolidated Group compared with the previous year. For the Consolidated Group, the cost increase is largely due to the inclusion of Venantius AB in 2009 and an increase in number of employees between the years.

The main reasons for the Consolidated Group´s pension cost increase for 2009 are the cost of Skr 13 million for Venantius AB, mainly related to the liquidation of the operations, and that the BTP plan in the consolidated accounts for 2009 results in a cost of Skr 15 million for previous years, including a special employer’s contribution, as it is accounted for as a defined benefit plan according to IAS 19. The employees of SEK have a collective pension agreement through the BTP plan which is the main pension plan for salaried bank employees in Sweden. This agreement is guaranteed by means of insurance with the insurance company SPP. This plan was earlier accounted for as a defined contribution plan as the information from the insurance company was not sufficient in order to present it as a defined benefit plan. However that information is available from 2009 and the pension plan can be accounted for as a defined benefit plan in accordance with IAS 19. In addition to this there are individual defined benefit pension plan solutions for three senior executives. The cost for pensions in the Consolidated Group is outlined below in the section about the Consolidated Group’s pensions.

The cost increase for social insurance is due to the same factors as described above regarding salaries and remuneration.

	2009		2008		2007
Average number of employees	Total	Of which women	Total	Of which women	Total	Of which women
Parent Company	187	83	162	70	139	63
Subsidiaries	24	10	21	8	21	6
Total	211	93	183	78	160	69

	2009		2008		2007
Number of employees at year-end	Total	Of which women	Total	Of which women	Total	Of which women
Parent Company	209	93	178	79	154	71
Subsidiaries	18	8	31	14	23	6
Total	227	101	209	93	177	77

Number of employees abroad amounted at year-end to 1 (2008: 6 employees, 2007: 5 employees). Their salaries amounted to Skr 2.7 million (2008: Skr 5.3 million, 2007: Skr 4.2 million) and total personnel expenses amounted to Skr 4.2 million (2008: Skr 6.4 million, 2007: Skr 5.1 million). SEK has liquidated operations located in Helsinki during 2009.

Women in the Board of Directors and among the Senior Executives, %	2009	2008	2007
Board of Directors	50	44	44
Senior Executives	43	33	33

Absence due to illness, %	2009	2008	2007
Parent Company
Breakdown of total absence due to illness by age:
-29 years	1.1	1.2	0.7
30 - 49 years	2.4	2.3	2.4
50 years -	1.9	2.5	1.5
Total absence due to illness for women and men:
Women	3.3	4.1	3.5
Men	1.2	0.8	0.8

Total absence due to illness for all employees	2.1	2.3	2.0

The proportion of long term absence due to illness, 60 days or more	0.7	0.0	0.7

	2009
	Fee, includes committee fee	Fixed salary	Other benefits	Pension fee	Total
Remuneration and other benefits to the Board of Directors and Senior Executives, Skr thousand
Chairman of the Board of Directors:
Ulf Berg	-165.0				-165.0
Vice Chairman of the Board of Directors:
Christina Liffner	-134.6				-134.6
Other members of the Board of Directors:
Karin Apelman	-130.9				-130.9
Pirkko Juntti	-36.3				-36.3
Helena Levander	-114.0				-114.0
Bo Netz	-108.0				-108.0
Harald Sandberg	-39.5				-39.5
Risto Silander	-118.0				-118.0
Jan Roxendal	-138.0				-138.0
Eva Walder	-74.5				-74.5
Senior Executives:
Peter Yngwe, President and CEO(1)		-4,017.7	-132.6	-2,718.0	-6,868.3
Jane Lundgren Ericsson, President-AB SEK Securities(2)		-1,597.4	-36.5	-340.3	-1,974.2
Sirpa Rusanen, Executive Director-Human Resources(2)		-1,133.3	-79.8	-319.2	-1,532.2
Måns Höglund, Executive Director-Corporate & Structured Finance(2)		-2,861.9	-129.8	-2,142.6	-5,134.3
Per Åkerlind, Executive Director-Capital Markets (2)		-2,673.6	-112.7	-1,220.7	-4,007.0
Sven-Olof Söderlund, Executive Director-Strategic Analysis & Planning(2)		-1,957.3	-95.1	-864.1	-2,916.6
Susanna Rystedt, Executive Director-Administration(2)		-1,386.0	-53.5	-386.9	-1,826.4
Total	-1,058.8	-15,627.2	-640.0	-7,991.8	-25,317.8

	2008					2007
	Fee, includes committee fee	Fixed salary	Other benefits	Pension fee	Total	Total, excluding pension fees (Skr mn)
Remuneration and other benefits to the Board of Directors and Senior Executives, Skr thousand
Chairman of the Board of Directors:
Ulf Berg	-163.4				-163.4	-0.2
Vice Chairman of the Board of Directors:
Christina Liffner	-156.4				-156.4	-0.1
Other members of the Board of Directors:
Karin Apelman	-107.4				-107.4	-0.1
Pirkko Juntti	-113.4				-113.4	-0.1
Helena Levander	-113.4				-113.4	-0.1
Bo Netz	-107.4				-107.4	-0.1
Harald Sandberg	-113.4				-113.4	-0.1
Risto Silander	-117.4				-117.4	-0.1
Jan Roxendal	-134.8				-134.8	-0.1
Senior Executives:
Peter Yngwe, President and CEO(1)		-4,010.4	-146.2	-2,602.6	-6,759.2	-4
Jane Lundgren Ericsson, President-AB SEK Securities(2)		-1,365.4	-16.0	-351.3	-1,732.7	-1.5
Sirpa Rusanen, Executive Director-Human Resources(2)		-1,106.1	-39.8	-317.5	-1,463.4	-1.2
Måns Höglund, Executive Director-Corporate & Structured Finance (2)		-2,856.9	-142.2	-2,108.5	-5,107.6	-4.7
Per Åkerlind, Executive Director-Capital Markets(2)		-2,666.8	-140.0	-1,104.1	-3,910.9	-4.4
Sven-Olof Söderlund, Executive Director-Strategic Analysis & Planning(2)		-1,988.2	-89.3	-674.3	-2,751.8	-2.4
Total	-1,127.0	-13,993.8	-573.5	-7,158.3	-22,852.6	-19.3

(1) Of the total remuneration to the President, Skr 4.2 million (2008: Skr 4.2 million, 2007: Skr 4.0 million) is qualifying income for pension purposes. The President´s retirement age is 60. Between the ages of 60 and 65 the pension is equal to 75 percent of final salary. From age 65 the Swedish Banks’ Occupational Pension (BTP) plan is followed, with a supplement for income exceeding 20 base amounts. From that point a pension amounting to 32.5 percent of salary is paid. The agreement also includes additional health insurance and survivors’ pension. The pension commitment is covered by periodic premium payments to an insurance company. The pension agreement was signed in 1997. The benefits are unassailable, i.e. they are not subject to conditions concerning future employment. In the event of the President’s employment being terminated by the Parent Company, the President shall receive a salary for 2 years, pursuant to the agreement, and the period of notice for the employee is 6 months. In such event, however, pay from any new position of employment shall be deducted.

(2) The combined total of the remuneration to the senior executives, excluding the President amounted to Skr 12.1 million (2008: Skr 10.4 million, 2007: Skr 14.3 million), of which Skr 0.0 million (2008: Skr 0.0 million, 2007: Skr 4.2 million) consisted of variable remuneration. According to a decision made by the Board of Directors in March 2009 variable compensation plan as from 2008 was eliminated for senior executives. Of the remuneration to senior executives, Skr 12.1 million (2008: Skr 10.1 million; 2007: Skr 9.8 million) is qualifying income for pension purposes. The number of senior executives has increased during 2009 with one person, to 7 (2008: 6, 2007: 6).

The retirement age for senior executives is 65. The retirement age for two senior executives in addition to the President, with older agreements, is 60. The company follows the BTP plan, with the exception of the President and these two senior executives who have older employment agreements and who are covered by a personalized occupational pension agreement. These two senior executives each have an extra retirement benefit. This consists of benefit-based insurance comprising the payment of a pension premium for that part of salary between 30 and 70 base amounts. The pension commitments are covered by periodic premium payments to a chosen insurance company. The benefits are unassailable, i.e. they are not subject to conditions concerning future employment. For three senior executives in addition to the President, in the event of their employment being terminated by the Parent Company, they shall receive a salary for two years, pursuant to old agreements, and the period of notice for these employees is 6 months. In such event, however, pay from any new position of employment shall be deducted. For other senior executives the period of notice from the Parent Company is 6-12 months.

Renegotiations are in progress to adjust the pension benefits, period of notice and conditions for remuneration for senior executives to the governmental guidelines for conditions of employment of senior executives (April 20, 2009). The Board of Directors has during 2009 implemented a market salary analysis about conditions for remuneration for senior executives within the financial sector, in order to ensure correct levels of remuneration for senior executives.

The Board of Directors annually appoints Directors to the Board of Directors´ Credit Committee, Finance Committee, Remuneration Committee and the Audit Committee. For engagement in the Credit Committee, Finance Committee and the Audit Committee, Directors received separate remuneration, in accordance with decision made at the Annual General Meeting, amounting to a total of Skr 0.3 million (2008: Skr 0.3 million, 2007: Skr 0.2 million).

Pensions

SEK’s employees have collectively agreed pensions though the BTP plan which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP. This plan was accounted for as a defined contribution plan as the information was not sufficient from the insurance company in order to account for it as defined benefit plan. However that information is available from 2009 and the pension plan can be accounted for as a defined benefit plan in accordance with IAS 19. This is the main reason for the cost increase for 2009. In addition to this, there are three individual defined benefit pension plan solutions. SEK acquired Venantius AB in December 2008, and the pension obligations of Venantius are included from the acquisition date.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2009	2008	2007
Service cost(1)	-20.6	-2.7	-2.6
Interest cost	-7.2	-1.6	-1.1
Expected return on plan assets	5.2	1.3	1.0
Curtailments and settlements	0.0	0.0	0.0
Amortization of actuarial (gains) and losses	-1.1	0.0	-0.1
Net defined benefit pension cost	-23.7	-3.0	-2.8
Special employer´s contribution for defined benefit pension commitments	-5.7	-0.7	-0.7
Net defined contribution pension cost, including special employer´s contribution	-38.2	-32.9	-25.9
Net pension cost	-67.6	-36.6	-29.4

(1) Of which Skr 12 million relates to costs when the BTP-plan was accounted for as a defined benefit plan.

The following table specifies the net value of defined benefit pension obligations

Skr mn	2009	2008	2007
Defined benefit obligations	210.7	113.9	38.3
Plan assets	-176.3	-76.6	-24.4
Net value	34.4	37.3	13.9
Unrecognised past service cost, net	0.0	0.0	0.0
Unrecognised actuarial gains and (losses), net	3.1	-13.6	-4.0
Provision for pensions, net (obligation + / asset -)	37.5	23.7	9.9

For further information see note 21.

The following table shows the development of defined benefit obligations

Skr mn	2009	2008	2007
Defined benefit obligation, opening balance	113.9	38.3	35.4
Defined benefit obligation for the BTP plan, opening balance	100.1
Service cost	8.6	2.7	2.6
Interest cost	7.2	1.6	1.1
Benefits paid	-6.1	-1.3	-1.2
Curtailments and settlements	0.0	0.0	0.0
Received liabilities(2)		64.0
Actuarial (gains) and losses	-13.0	8.6	0.4
Defined benefit obligation, closing balance	210.7	113.9	38.3

The following table shows the development of plan assets

Skr mn	2009	2008	2007
Fair value of plan assets, opening balance	-76.6	-24.4	-18.8
Fair value of plan assets for the BTP plan, opening balance	-88.1
Expected return on plan assets	-5.2	-1.3	-1.0
Contributions by the employer	-8.6	-3.5	-3.4
Benefits paid	4.8	0.0	0.0
Curtailments and settlements	0.0	0.0	0.0
Received assets(2)		-48.5
Actuarial gains and (losses)	-2.6	1.1	-1.2
Fair value of plan assets, closing balance	-176.3	-76.6	-24.4

(2)The acquisition of Venantius AB

The following table shows principal actuarial assumptions used end of year

%	2009	2008	2007
Discount rate	3,5 - 3,8	3.0	4.2
Expected return on plan assets	5.0	4,0-5,0	5.0
Expected salary increase	3.5	3,0-3,5	3.5
Expected inflation	2.0	2.0	2.0
Expected turnover	2.0	2,0-3,0	2.0

Reconciliation of pension liabilities

Skr mn	2009	2008	2007
Pension liabilities, opening balance	23.7	9.9	11.8
Relates to costs when the BTP-plan was accounted for as a defined benefit pension plan.	12.0	—
Net Periodic Pension Cost	11.7	3.0	2.8
Pension Payments	-6.1	-1.3	-1.2
Net Contribution, Plan Assets	-8.6	-3.5	-3.4
Settlement	0.0	0.0	0.0
The acquisition of Venantius AB	—	15.5
Other	4.8	0.0	0.0
Pension liabilities, closing balance (see also note 21)	37.5	23.7	9.9

Definitions

Discount rate

The discount rate is based on the market expectations at the end of the accounting period for government bonds with the same duration as the pension liability. The valuation has been based on an interest curve estimated after Swedish government bonds.

Expected return on plan assets

Expected return on plan assets is based on SEK’s assessment of expected return on plan assets.

Expected salary increase

Assumption of salary increase is based on SEK’s assessment.

Expected inflation

The assumption of inflation levels in line with the long-term goal for inflation set by the Swedish central bank.

Expected employee turnover

The assumption reflects the expected level of employees leaving service each year.

Note 6. Other expenses

	2009	2008	2007
Skr mn	Consolidated Group	Consolidated Group	Consolidated Group
Other expenses:
Travel expenses and marketing	-17.1	-14.8	-9.8
IT and information system	-54.2	-41.8	-33.9
Fees	-62.5	-42.1	-31.3
Real estate and premises expenses(1)	-12.2	-10.4	-9.3
Other	-13.0	-3.4	-3.9
Total other expenses	-159.0	-112.5	-88.2

(1) SEK is a partner in rental agreements of additional office space in Stockholm and Singapore. SEK still also rents some premises in Helsinki related to the liquidated operations there during 2009. None of these agreements represent obligations for SEK that are materiel or long-term.

	2009		2008		2007
Skr mn	Audit fee	Other fee	Audit fee	Other fee	Audit fee	Other fee
Audit company:
Ernst & Young(2) (4)	-16.4	-6.3	-8.8	-0.6
KPMG (3) (5)	-4.2	-2.4	-2.7	-2.8	-6.8	-0.8
Öhrlings PricewaterhouseCoopers (6)	-0.1	-2.7	-0.2	-4.8
Total	-20.7	-11.4	-11.7	-8.2	-6.8	-0.8

(2)

	2009
Skr mn	Audit fee	Other fee
Ernst & Young:
Audit fee 2009	-10.6
Audit related fee 2009	-3.2	-0.5
Other fee 2009		-5.8
Extended audit regarding financial year 2008	-2.6
Total	-16.4	-6.3

(3)

	2009
Skr mn	Audit fee	Other fee
KPMG:
Audit fee 2009	0.0
Audit related fee 2009	-0.2	-2.3
Other fee 2009		-0.1
Extended audit regarding financial year 2008	-4.0
Total	-4.2	-2.4

(4) Was the principal auditor for the fiscal years 2008 and 2009.

(5) Was the principal auditor for the fiscal years 2006 and 2007.

(6) Was the principal auditor for Venantius AB for fiscal year 2008.

Audit fee also includes auditing of reporting to authorities and issue prospectus.

Remuneration to the auditors may for accounting purposes be included in other items than other expenses.

Other fee 2009 as described above consists only of costs for SOX 2009.

Note 7 Tangible and intangible assets

	December 31 2009	December 31 2008
	Consolidated	Consolidated
(Skr mn)	Group	Group
Office and building equipment:
Acquisition cost	64.6	63.1
Accumulated depreciation at year-end	-48.4	-43.5
Of which made during the year	(-5.1)	(-6.6)
Book value	16.2	19.6

	Consolidated	Consolidated
(Skr mn)	Group	Group
Buildings and land
Buildings:
Acquisition cost	142.8	142.8
Accumulated depreciation at year-end	-39.1	-37.0
Of which made during the year	(-2.1)	(-2.1)
Book value	103.7	105.8
Taxable value	41.8	41.8

Land:
Acquisition cost	0.1	0.1
Book value	0.1	0.1
Taxable value	31.6	31.6

Buildings and land:
Total acquisition cost	142.9	142.9
Total accumulated depreciation at year-end	-39.1	-37.0
Of which made during the year	(-2.1)	(-2.1)
Book value	103.8	105.9
Taxable value	73.4	73.4

	December 31 2009	December 31 2008
	Consolidated	Consolidated
(Skr mn)	Group	Group
Intangible assets:
Acquisition cost	118.0	116.8
Accumulated depreciation at year-end	-107.3	-105.8
Of which made during the year	(-3.9)	(-12.2)
Book value	10.7	11.0

Total tangible and intangible assets	130.7	136.5

Intangible assets comprise mainly the capitalized portion of investments in IT systems.

Note 8. Leasing

Finance leases - Lessors

All SEK leasing transactions are classified as finance leases. When making such classification all aspects regarding the leasing contract, including the third party guarantees, are taken into account.

Below is a reconciliation between the gross investment in the leases at the end of the year, and the present value of minimum lease payments receivable at the end of the reporting period.  Future lease payments receivable will mature in the following periods.

	2009		2008
	Consolidated Group		Consolidated Group
		Present value		Present value
	Gross	of minimum	Gross	of minimum
Skr mn	investment	lease payments	investment	lease payments
Not later than one year	37.5	23.7	34.0	22.9
Later than one year ant not later than five year	161.2	122.8	108.3	81.5
Later than five years	105.8	98.2	92.1	83.2
Total	304.5	244.7	234.4	187.6

Unearned finance income	0.0	59.8	0.0	46.8
Unguaranteed residual value	0.0	0.0	0.0	0.0
Total	304.5	304.5	234.4	234.4

All lease agreements are classified as Loans and receivables. The leases are included in the balance sheet item Credits to the public.

Note 9 Impairment and past-due receivables

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Recovered credit losses	36.7	4.7	—
Total recovery	36.7	4.7	0.0

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Write-down of impaired financial assets (1),(2),(3)	-436.0	-561.8	—
Reversal of previous write-downs (4)	531.0	5.4	—
Loan losses (4)	-378.0	-0.6	—
Net impairment of financial assets(5)	-283.0	-557.0	0.0

Balance brought forward	-1,028.5	—
Carrying value at acquisition (6)	—	-472.1
Impaired financial assets sold (7)	371.7	0.6
Net impairment of financial assets	-283.0	-557.0
Balance carried forward	-939.8	-1,028.5

(1) Of which an additional impairment has been recorded of Skr 70.0 million for 2009, with regard to an exposure to Glitnir Bank, increasing the total of such impairment to Skr 459.0 million (2008: Skr 389.0 million; 2007: Skr 0.0 million). The asset has a book value before write-down of Skr 514.0 million (2008: Skr 518.6 million).

(2) Of which an additional impairment has been recorded of Skr 217.9 million for 2009, regarding two CDOs, increasing the total of such impairment to Skr 352.9 million (2008: Skr 135.0 million; 2007: Skr 0.0 million). The assets have a book value before the impairment of Skr 683.5 million (2008: Skr 750.8 million). SEK has investments in two CDOs (first-priority-tranches) with end-exposure to the U.S. sub-prime market. The rating of one of these CDOs was downgraded severely during 2008 and both were downgraded during 2009. Based on information presently known, SEK makes the assessment that the assets would not generate sufficient cash flow to cover the Company’s claim.

(3) Of which a provision for bad debts was recorded for 2009, for a total of Skr 85.0 million (2008: Skr 0.0 million; 2007: Skr 0.0 million). The provision for bad debts is not linked to a specific counterparty but relates to deterioration in credit quality related to credits not included in the individual reserves.

(4) Mainly related to Venantius.

(5) Refers to impairment of other interest-bearing securities of Skr -302.9 million (2008: Skr -164.4 million; 2007: Skr 0.0 million), impairment of credits in the form of interest-bearing securities of Skr -49.0 million (2008: Skr -276.1 million; 2007: Skr 0.0 million), impairment of credits to credit institutions of Skr -10.6 million (2008: Skr -83.5 million; 2007: Skr 0.0 million) and a net reversal of previous write-downs on credits to the public of Skr 79.5 million (2008: Skr -33.0 million; 2007: Skr 0.0 million).

(6) Carrying value at the acquisition of Venantius.

(7) Impaired financial assets in Venantius sold at book value.

Past-due receivables In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 90 days past-due as past-due credits.

	2009	2008	2007
	Consolidated	Consolidated	Consolidated
(Skr mn)	Group	Group	Group
Past-due and doubtful credits at year-end:
Past-due credits (1):
Aggregate amount of principal and interest more than 90 days past-due	0.0	0.2	5.6
Principal amount less than 90 days past-due on such credits	0.0	4.0	1.5
Principle amount not past-due on such amount	0.0	0.0	24.3

(1) Credits past due have been impaired in accordance with the amount expected to be settled.

Of the aggregate amount of principal and interest past-due Skr 0.0 million (2008: Skr 0.1 million; 2007: Skr 4.6 million) were due for payment more than three but less than six months ago, and Skr 0.0 million (2008: Skr 0.0 million; 2007: Skr 1.0 million) were due for payment more than six but less than nine months ago.

Note 10 Untaxed reserves

Note 10 is intentionally left blank. When consolidated financial statements are published together with the Parent Company’s separate financial statements, Note 10 will include information that is only relevant for the Parent Company’s separate financial statements.

Note 11 Taxes

	2009	2008	2007
Skr mn	Consolidated Group	Consolidated Group	Consolidated Group

Current tax	-398.0	-141.2	-238.2

Deferred tax:

Deferred tax, temporary differences	-243.3	80.6	87.1
Effect on changes in tax rate	—	19.3
Total, deferred tax	-243.3	99.9	87.1
Total income tax accounted for in the Income Statement	-641.3	-41.3	-151.1

Income tax accounted for in the report “Statement of comprehensive income”

Current tax	0.0	14.6	31.8
Deferred tax	-475.9	-91.3	9.9
Total	-475.9	-76.7	41.7

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	26.3%	28.0%	28.0%
Profit before taxes	2,368.6	185.2	497.0

National tax based on profit before taxes 26,3% (28%)	-622.9	-51.9	-139.2

Tax effects of:
Non-deductible expenses	-1.8	-2.2	-2.5
Imputed interest on tax allocation reserve	-6.2	-10.7	-9.1
Effect on changes in tax rate	—	19.3
Other	-10.4	4.2	-0.3
Total tax	-641.3	-41.3	-151.1

Effective tax expense in %	27.1%	22.3%	30.4%

From 2009, the Swedish corporate tax rate was reduced from 28.0 percent to 26.3 percent which affected the deferred tax in 2008 by Skr 19.3 million.

	2009	2008	2007
Skr mn	Consolidated Group	Consolidated Group	Consolidated Group
Deferred tax assets concerning:
Loss carry forwards	1.0	11.7
Temporary differences financial instruments , cash flow hedges			33.7
Other temporary differences	20.6	2.1	2.8
Total deferred tax assets	21.6	13.8	36.5

Deferred tax liabilities concerning:
Untaxed reserves	365.1	299.2	357.3
Temporary differences, real estate	26.5	30.2	30.2
Temporary differences, financial instruments
- Cash flow hedges	64.2	57.7
- Assets held for sale	469.4
- Valuation over the Income Statement	202.2
- Other	-3.6		42.6
Total deferred tax liabilities	1123.8	387.1	430.1

Net, deferred tax liabilities	1102.2	373.3	393.6

No deductible loss carry forwards exist except for what is accounted for in the Balance Sheet.

Change in deferred taxes	31 december 2009	31 december 2008	31 december 2007
Skr mn	Consolidated Group	Consolidated Group	Consolidated Group
Opening balance	-373.3	-393.6	-490.6

Change in Income Statement	-243.3	99.9	87.1

Change in other comprehensive income	-475.9	-91.3	9.9

Other	-9.7	11.7

Total	-1,102.2	-373.3	-393.6

Note 12 Credits and liquidity

SEK considers credits in the form of interest-bearing securities as a part of SEK’s total credits. However, deposits with banks and states as well as cash are not a part of total credits, although they are recorded in the items “credits to credit institutions” and “credits to the public”. Thus, SEK’s total credits and liquidity are calculated as follows:

	December 31, 2009	December 31, 2008
Skr mn	Consolidated Group	Consolidated Group
Credits:
Credits in the form of interest-bearing securities	87,499.1	63,609.3
Credits to credit institutions	41,179.7	48,399.6
Credits to the public	75,890.1	70,440.2
Less:
Deposits, assets at banks that can be immediately converted into cash	-18,736.5	-23,771.1
Total credits	185,832.4	158,678.0

Liquidity:
Treasuries/Government bonds	11,717.4	1,494.7
Other interest-bearing securities except credits	123,378.6	136,551.4
Deposits, assets at banks that can be immediately converted into cash	18,736.5	23,771.1
Total liquidity	153,832.5	161,817.2

of which
- issued by public authorities	43,041.9	6,703.2
- quoted on an exchange	160,489.6	30,764.2

Regarding recovery and write-down see Note 9.

Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be at maturity are reported with the excess/shortfall amount:

	December 31, 2009	December 31, 2008
Skr mn	Consolidated Group	Consolidated Group
Sum of amounts exceeding nominal	73.6	35.3
Sum of amounts falling below nominal	-79.5	-108.5

	Consolidated group		Of which S-system
	Total		Total		Of which
Skr mn	2009	2008	2009	2008	CIRR- credits 2009	Concessionary credits 2009
Volume Development, Lending
Offers of long-term credits accepted	121,465	63,591	26,402	912	26,239	163
Syndicated customer transactions	1,011	1,298	—	—	—	—
Total customer financial transactions	122,476	64,889	26,402	912	26,239	163
Undisbursed credits at year-end	46,331	21,431	26,386	11,459	25,889	497
Credits outstanding at year-end	185,832	158,678	14,314	10,106	13,615	699

Note 13 Classification of financial assets and liabilities

Financial assets by accounting category:

		Consolidated Group / December 31, 2009
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (4)	Designated upon initial recognition (FVO) (3)	Derivatives used for hedge accounting	Available for sale (1)	Loans and receivables (2)
Treasuries/government bonds	11,717.4					11,717.4
Other interest-bearing securities except credits	123,378.6		7,399.3		3,211.9	112,767.4
Credits in the form of interest-bearing securities	87,499.1		2,637.4			84,861.7
Credits to credit institutions	41,179.7					41,179.7
Credits to the public	75,890.1					75,890.1
Shares and participation	2,710.1				2,710.1
Derivatives	22,654.1	15,379.1		7,275.0
Total financial assets	365,029.1	15,379.1	10,036.7	7,275.0	5,922.0	326,416.3

At December 31, 2009 no assets where classified as held for trading.

Financial liabilities by accounting category:

	Consolidated Group / December 31, 2009
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (8)	Designated upon initial recognition (FVO) (6), (7)	Derivatives used for	Other financial liabilities (5)
Borrowing from credit institutions	4,049.9				4,049.9
Borrowing from the public	0.0
Senior securities issued	320,745.3		140,756.2		179,989.1
Derivatives	22,567.3	19,984.1		2,583.2
Subordinated securities issued	3,142.8				3,142.8
Total financial liabilities	350,505.3	19,984.1	140,756.2	2,583.2	187,181.8

Financial assets by accounting category:

		Consolidated Group / December 31, 2008
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (11)	Designated upon initial recognition (FVO) (10)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (9)
Treasuries/government bonds	1,494.7					1,494.7
Other interest-bearing securities except credits	136,551.4		7,757.8			128,793.6
Credits in the form of interest-bearing securities	63,609.3		3,432.1			60,177.2
Credits to credit institutions	48,399.6					48,399.6
Credits to the public	70,440.2					70,440.2
Derivatives	38,929.1	27,705.7		11,223.4
Total financial assets	359,424.3	27,705.7	11,190.0	11,223.4	0.0	309,305.2

At December 31, 2008 no assets where classified as held for trading.

Financial liabilities by accounting category:

	Consolidated Group / December 31, 2008
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (15)	Designated upon initial recognition (FVO) (13), (14)	Derivatives used for hedge accounting	Other financial liabilities (12)
Borrowing from credit institutions	3,310.0				3,310.0
Borrowing from the public	185.7				185.7
Senior securities issued	305,971.8		156,221.9		149,749.9
Derivatives	39,414.6	35,152.4		4,262.2
Subordinated securities issued	3,323.5				3,323.5
Total financial liabilities	352,205.6	35,152.4	156,221.9	4,262.2	156,569.1

As of July 1, 2008, and October 1, 2008, SEK has reclassified assets to the category loans and receivables from the categories held-for-trading and assets available-for-sale. The reason for the reclassification was that those assets have been illiquid due to the extraordinary market conditions which existed during the second half-year of 2008 due to the financial crisis and that the Parent Company assesses itself to be able to hold the assets to maturity, there being therefore no need for impairment of securities held for trading or securities available for sale. The securities previously held-for-trading are not longer hold with the intention to sell them during a foreseeable future.

The reclassified assets consist of interest-bearing fixed rate bonds. At the time of reclassification the expected cash flows of the reclassified assets amounted to contractual amounts, which include interest and nominal amount.

The reclassification of assets held-for-trading has affected the result by avoiding a positive earnings effect of 142.0 million for the period January 1 to December 31, 2009. Of 2009 total interest revenues Skr 152.6 million is derived from these reclassified assets. For the period January 1 to 30 June 2008 the reclassification has affected the result, with a negative earnings effect of Skr 36.2 million and for the period July 1 to December 31, 2008 by avoiding a negative earnings effect of Skr 147.1 million.  Of 2008 total interest revenues Skr 330.9 million is derived from these reclassified assets. The weighted effective rate for these assets amounts to 3.1 percent.

Skr mn		December 31, 2009	December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	4,852.1	4,884.5	4,879.4	7,612.3	7,465.2

		December 31, 2008	July 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,547.8	7,612.3	7,465.2	7,351.9	7,351.9

(1) For assets earlier accounted as Available-for-Sale the reclassification effected value changes reported in other comprehensive income by avoiding a positive effect of Skr 360.2 million for the period January 1 to December 31, 2009. Of 2009 total interest revenues Skr 247.7 million is derived from these reclassified assets. For the period January 1 to September 30, 2008 the reclassification affected values changes in other comprehensive income by avoiding a negative effect of Skr 84.2 million and for the period October 1 to December 31, 2008 with a negative effect of Skr 402.8 million. Of 2008 total interest revenues Skr 422.5 million is derived from these reclassified assets. The weighted average effective rate for these assets amounted to 2.4 percent. During 2009 more assets in the category available-for-sale have been acquired.

Skr mn		December 31, 2009	December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	6,216.3	6,257.9	6,214.2	8,339.8	8,004.5
Credits in the form of interest-bearing securities	4,089.4	4,167.3	4,168.4	4,852.4	4,784.9
Total	10,305.7	10,425.2	10,382.6	13,192.2	12,789.4

		December 31, 2008	December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,339.8	8,004.5	7,231.5	7,231.5
Credits in the form of interest-bearing securities	4,756.9	4,852.4	4,784.9	4,116.2	4,116.2

Total	12,989.8	13,192.2	12,789.4	11,347.7	11,347.7

(2) Of loans and receivables approximately 11 percent are subject to fair value hedge accounting and 4 percent are subject to cash flow hedge accounting.

(3) The amount of cumulative change in the fair value attributable to changes in the credit risk was Skr -311.7 million. The amount of change during the period was Skr 814.6 million.

(4) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(5) Of other financial liabilities approximately 80 percent are subject to fair value hedge accounting.

(6) The amount of change during the period and cumulative change in the fair value attributable to changes in the credit risk were Skr 210.7 million which represents a decrease in the book value of liabilities. The amount of change during the period was Skr 96.1 million.

(7) The difference between nominal and carrying amount is Skr -40,240.4 million. Nominal amount is Skr 180,996.6 million.

(8) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(9) Of loans and receivables approximately 11 percent are subject to fair-value hedge accounting and 1.5 percent are subject to cash-flow hedge accounting.

(10) The amount of cumulative change in the fair value attributable to changes in the credit risk was Skr -1 126.3 million. The amount of change during the period was Skr -914.9 million.

(11) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39. (12) Of other financial liabilities approximately 71 percent are subject to fair value hedge accounting.

(13) The amount of change during the period and cumulative change in the fair value attributable to changes in the credit risk were Skr 114.6 million which represents a decrease in the book value of liabilities.

(14) The difference between nominal and carrying amount is Skr -35,999.5 million. Nominal amount is Skr 192,221.4 million.

(15) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(16) In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK.  On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,710.1 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above. See Note 24 to the Consolidated Financial Statements for information about SEK’s dispute with SFAB.

During 2009, fair-value hedges losses on hedging instruments amounted to Skr 2, 877.2 million and profits on hedged items attributable to the hedged risk amounted to Skr 3,244.6 million. During 2008, in fair value hedges gains on hedging instruments amounted to Skr 755.7 million. Losses on hedged items attributable to the hedged risk in 2008 amounted to Skr 591.3 million.

The amount of total assets as of December 31, 2009, Skr 371.6 billion, was approximately Skr 15.2 billion lower than it would have been if the currency exchange rates as of December 31, 2008, had been unchanged. During the twelve-month period repayments of long-term debt, including foreign exchange effects, have been made of approximately Skr 163.8 billion, and own debt repurchased amounted to approximately Skr 10.3 billion.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	Consolidated Group / December 31, 2009
Skr mn	Financial assets at fair value through profit or loss including derivatives used for hedging				Available-for-Sale
Financial assets in fair value hierarchy:	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Treasuries/government bonds
Other interest-bearing securities except credits	6,770.1	336.1	293.1	7,399.3	3,160.1	51.8		3,211.9
Credits in the form of interest-bearing securities	1,544.2	1,093.2		2,637.4
Credits to credit institutions
Credits to the public
Shares and participation					2,710.1			2,710.1
Derivatives		11,120.7	11,533.4	22,654.1
Total financial assets in fair value hierarchy	8,314.3	12,550.0	11,826.5	32,690.8	5,870.2	51.8	0	5,922.0

During 2009 Financial assets at fair value through profit and loss amounting to Skr 570.4 million have been moved from level 1 to level 2.

	Consolidated Group / December 31, 2009
Skr mn	Financial liabilities at fair value through profit or loss
Financial liabilities in fair value hierarchy:	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions
Borrowing from the public
Senior securities issued		8,915.3	131,840.9	140,756.2
Derivatives		7,111.2	15,456.1	22,567.3
Subordinated securities issued
Total financial liabilities in fair value hiearchy	0.0	16,026.5	147,297.0	163,323.5

	Consolidated Group / December 31, 2009
Skr mn Financial assets at fair value in level 3:	January 1, 2009	Purchases	Sales	Settlements	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses in income statement	December 31, 2009
Financial assets at fair value through profit or loss	30,421.2	4,337.3	-5,741.8	-3406.5	295.4	-6,202.2	-7,876.9	11,826.5
Total financial assets at fair value in level 3	30,421.2	4,337.3	-5,741.8	-3406.5	295.4	-6,202.2	-7,876.9	11,826.5

	Consolidated Group / December 31, 2009
Skr mn Financial liabilities at fair value in level 3:	January 1, 2009	Issues	Buy-backs	Settlements	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses in income statement	December 31, 2009

Financial liabilities at fair value through profit and loss	190,262.3	35,529.2	-15,080.9	-34,466.8	0.0	-8,525.7	-20,421.1	147,297.0
Total financial liabilities at fair value in level 3	190,262.3	35,529.2	-15,080.9	-34,466.8	0.0	-8,525.7	-20,421.1	147,297.0

For information on unrealized and realized gains and losses from revaluation, see Note 4. For information on market, credit and liquidity risk see Note 34. For information on fair values of financial instruments, see Note 28. For a description of valutaion techniques whan valuing financial instruments at fair value and for sensitivty analysis, see Note 1 (e).

Note 14. Derivatives

Consolidated Group and Parent Company

Derivative instruments by categories:

	December 31, 2009			December 31, 2008
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts (1)	Fair value	Fair value	amounts (1)

Currency-related contracts	5,284.3	4,601.1	198,778.8	15,637.5	11,546.2	240,034.0
Interest rate-related contracts	12,833.5	8,784.6	256,756.6	19,876.3	9,517.5	202,077.1
Equity-related contracts	3,562.9	7,325.7	58,747.1	2,464.0	16,568.1	68,435.4
Contracts rel. to commodities, credit risk, etc.	973.4	1,855.9	19,425.7	951.3	1,782.8	16,023.1
Total derivatives	22,654.1	22,567.3	533,708.2	38,929.1	39,414.6	526,569.6

(1)  To better reflect the SEK’s volume of derivatives, SEK has improved the existing method to generate nominal amount of outstanding derivatives. The calculation has been applied to figures on December 31 2009 and the comparative figures on December 31, 2008. Following the adjustment, the nominal amount December 31, 2008 changed from Skr 618,434.5 million to Skr 526,569.6 million.

Derivatives used for economic hedges,

accounted for as held-for-trading under IAS39

	December 31, 2009			December 31, 2008
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency-related contracts	1,366.6	3,628.2	126,120.1	12,381.8	9,606.2	212,609.5
Interest rate-related contracts	9,476.2	7,174.3	138,571.5	11,908.6	7,195.3	85,715.9
Equity-related contracts	3,562.9	7,325.7	58,747.1	2,464.0	16,568.1	68,435.4
Contracts rel. to commodities, credit risk, etc.	973.4	1,855.9	19,425.7	951.3	1,782.8	16,023.1
Total derivatives	15,379.1	19,984.1	342,864.4	27,705.7	35,152.4	382,783.9

Derivatives used for hedge accounting

	December 31, 2009			December 31, 2008
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency-related contracts	3,917.7	972.9	72,658.7	3,255.7	1,940.0	27,424.5
Interest rate-related contracts	3,357.3	1,610.3	118,185.1	7,967.7	2,322.2	116,361.2
Equity-related contracts	0.0	0.0	0.0	0.0	0.0	0.0
Contracts rel. to commodities, credit risk, etc.	0.0	0.0	0.0	0.0	0.0	0.0
Total derivatives	7,275.0	2,583.2	190,843.8	11,223.4	4,262.2	143,785.7

Consolidated Group and Parent Company

Derivatives used as cash flow hedges

	December 31, 2009
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years

Cash inflows (assets)	138.5	55.0	3.1	230.1	41.1
Cash outflows (liabilities)	17.5	-0.2	0.6	-4.9	3.7
Net cash inflow	156.0	54.8	3.7	225.2	44.8

Derivatives used as cash flow hedges

	December 31, 2008
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years

Cash inflows (assets)	32.9	43.7	-33.0	222.9	62.4
Cash outflows (liabilities)	0.0	2.0	0.0	0.0	0.0
Net cash inflow	32.9	45.6	-33.0	222.9	62.4

Net losses on cash flow hedges reclassified to the income statement during the year

Skr mn	2009	2008	2007
Interest income	-275.1	-154.2	-132.7
Interest expense	103.0	196.9	134.2
Accrued interest and unrealized changes in market valuation	-241.5	-128.1	-113.2
Total	-413.6	-85.4	-111.7

In accordance with SEK’s policies with regard to counterparty, interest rate, exchange-rate, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency-exchange related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposures inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using Credit Support Annexes. Swaps are measured at fair value by using market quotes when available. If market quotes are not available valuation models are used. SEK use models to adjust the net exposure fair values for changes in the counterparties’ credit quality. The models used include both directly observable and non-observable market data.

SEK issues debt instruments in many financial markets. A large number of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for these instruments, valuation models are used to calculate fair values. The models used are the same for a hybrid liability and for the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparties’ and SEK’s own credit risk valuations, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that hedges that liability. Although SEK’s credit rating has not changed during the period, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for these liabilities. The models used include both directly observable and non-observable market data.

The nominal amounts of derivative instruments do not reflect real exposures. In any case in which a collateral agreement has been negotiated with a counterparty, the threshold amount under the collateral agreement represents real exposure. If no collateral agreement has been negotiated with a counterparty, the positive fair value represents the real exposure. In almost all cases, SEK has negotiated collateral agreements. See the table “Counterparty Risk Exposures” in the section “Capital adequacy and counterparty risk exposures” for information regarding amounts of risk exposures related to derivatives, etc. SEK uses interest rate swaps as cash-flow hedges to secure the interest-rate risk related to the SEK’s own capital. The reported undiscounted cash flows above are grouped according to when they are expected to be realized.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2009 the nominal amount of such financial-guarantee contracts was Skr 25,226 million (2008: Skr 20,743 million).

Note 15. Shares

Shares and participation	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Shares available for sale	2,710.1	—
Total	2,710.1	—

As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes.

On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,710.1 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above. See Note 24 to the Consolidated Financial Statements for information about SEK’s dispute with SFAB.

Note 16. Other assets

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Due from the State	344.5	-1.2
Current tax claim	1.7	43.3
Deferred tax claim (Note 11)	21.6	13.8
Debt for which value has not yet been received	1146.4	4200.5
Other	448.7	85.3
Total	1,962.9	4,341.7

Debt for which value has not been received represents the aggregate value of securities that have been issued (and recorded in the balance sheet on trade date), but not yet settled.

Note 17. Prepaid expenses and accrued revenues

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Interest revenues accrued	4,437.2	6,091.3
Prepaid expenses and other accrued revenues	28.1	20.4
Total	4,465.3	6,111.7

Note 18. Senior debt

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Total senior borrowings exclusive of senior securities issued	4,049.9	3,495.7
Total senior securities issued	320,745.3	305,971.8
Total senior debt outstanding	324,795.2	309,467.5

Of which denominated in:
Swedish kronor	10,065.1	9,326.4
Foreign currencies	314,730.1	300,141.1

Note 19. Other liabilities

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Current tax liability	170.6	4.9
Liabilities related to assets acquired though not yet delivered and paid for	1,628.0	1,035.0
Other	737.9	508.4
Total	2,536.5	1,548.3

Note 20. Accrued expenses and prepaid revenues

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Interest expenses accrued	3,839.8	5,329.8
Prepaid revenues and other accrued expenses	73.9	113.6
Total	3,913.7	5,443.4

Note 21. Provisions

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Pension liabilities	37.6	23.7
Termination reserve	15.9	11.8
Total	53.5	35.5

Note 22. Subordinated debt securities

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Perpetual, non-cumulative subordinated loan, foreign currency (A) (B)	2,625.2	2,776.7
Non-perpetual, cumulative subordinated loan, foreign currency (C)	517.6	546.8
Total subordinated debt outstanding	3,142.8	3,323.5

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	3,142.8	3,323.5

(A) Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum.

Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have available distributable capital for making such a payment. The investors’ right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to avoid the issuer to be obliged to enter into liquidation the general meeting together with the approval of the Swedish Supervisory Authority may decide that principal amount and any unpaid interest will be utilized in meeting losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

(B) Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum.

Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have available distributable capital for making such a payment. The investors’ right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to avoid the issuer to be obliged to enter into liquidation the general meeting together with the approval of the Swedish Supervisory Authority may decide that principal amount and any unpaid interest will be utilized in meeting losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

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

The accrued interest related to the subordinated debt, at year-end Skr 1.6 million (2008: Skr 1.8 million), has been included in the item “Accrued expenses and prepaid revenues”.

The subordinated loans are subordinated to the Parent Company’s other debts, which means that payment will not be performed until other creditors have received repayment.

Note 23. Equity

			Reserves:
		Share	Hedge	Fair value	Retained
(Skr mn)	Equity	capital (1)	reserve	reserve	earnings	Net profit
Opening balance of equity 2007	4,371.7	990.0	-43.8	-17.5	3,443.0
Net result for the year	345.9					345.9
Changes in fair value recognized through other comprehensive income:
Available-for-sale securities	-127.5			-127.5
Derivatives in cash flow hedges	-171.3		-171.3
To income statement	149.9		111.7	38.2
Tax effect	41.7		16.7	25.0
Dividend paid
Closing balance of equity 2007	4,610.4	990.0	-86.7	-81.8	3,443.0	345.9

Opening balance of equity 2008	4,610.4	990.0	-86.7	-81.8	3,788.9
Net result for the year	143.9					143.9
Changes in fair value recognized through other comprehensive income:
Available-for-sale securities	-109.6			-109.6
Derivatives in cash flow hedges	254.1		254.1
To income statement	131.9		85.4	46.5
Tax effect	-76.7		-91.3	14.6
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Dividend paid	—
Closing balance of equity 2008	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

Opening balance of equity 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Net result for the year	1,727.3					1,727.3
Changes in fair value recognized through other comprehensive income:
Available-for-sale securities	1,711.3			1,711.3
Derivatives in cash flow hedges	-388.6		-388.6
To income statement	486.8		413.6	73.2
Tax effect	-475.9		-6.5	-469.4
Dividend paid	—
Closing balance of equity 2009	13,455.2	3,990.0	180.0	1,184.8	6,373.1	1,727.3

(1) 2,579,394 A-shares and 1,410,606 B-shares at a quote value amount of Skr 1,000 each after a new issue. Before the new issue the number of A-shares was 640,000 and the number of B-shares was 350,000. The new share capital amounting to 3,000 million was paid to the Parent Company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue was registered at the Swedish Companies Registration Office.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital for the Consolidated Group at year-end amounted to Skr 5,211.2 million (2008: Skr

5,026.9 million; 2007: Skr 2,106.8 million) and distributable capital amounted to Skr 8,244.0 million (2008: Skr 5,367.4 million; 2007; 2,506.3 million). Hedge reserve is shown as the net after-tax difference between fair value and amortized cost recognized through other comprehensive income related to derivatives in cash flow hedges. Fair value reserve is shown as the after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. After reclassification there are no available-for-sale securities outstanding as of December 31, 2008.  Fair value reserves are dissolved over the remaining life of these reclassified assets. During 2009 more assets in the category available-for -sale have been acquired.

The following proposal regarding distribution of profits for 2009 relates to the Parent Company.

All amounts are in Skr million, unless otherwise indicated.

At the disposal of the Annual General Meeting	8,204.00
The Board of Directors and the President propose that the Annual General Meeting dipsose of these funds as follows:
- Dividend of Skr 129.83 per share, amounting to	518.0
-Remaining disposable funds to be carried forward	7,686.00
8,204.00

Note 24 Contingent liabilities, contingent assets and commitments

Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of the total amount of committed undisbursed credits at December 31, 2009 of Skr 46,331.1 million (2008: Skr 21,431.0 million), committed undisbursed credits under the S-system represented Skr 26,386.2 million (2008: Skr 11,459.4 million). Such commitments sometimes include a fixed- rate option, the cost of which is reimbursed by the state in accordance with an agreement with the state (see Note 25).

SEK has not recorded any impairment related to its exposures to the Lehman Brothers Group.

Following Lehman Brothers Holdings Inc.’s (the Parent Company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared Calculation Statements in relation to all of these Lehman Brothers entities.  The calculation statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK policy to be held without credit default swap coverage. SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, which have been accounted for as contingent assets. SEK’s claims against Lehman associated with these financial guarantees total approximately Skr 1.5 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” threshold has not yet been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, PriceWaterhouseCoopers as appointed Liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements.  SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK believes that it will not suffer any material losses relating to bankruptcy of Lehman Brothers Holdings Inc., and has therefore not established any related provisions. However, SEK’s set-off and damage claims have not been adjudicated, and no assurance can be given that they will be honored in full.  Nor can any assurance be provided as to the outcome of the Group’s dispute with LBF.  SEK will continue to assess this situation and await the outcome of the Lehman Brothers Holdings Inc. bankruptcy proceedings.

As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,710.1 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above. See Note 24 to the Consolidated Financial Statements for information about SEK’s dispute with SFAB.

Note 25 S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system, see note 1 (c). The remuneration from the S-system to SEK in accordance with the agreement, amounted to Skr 27.3 million (2008: Skr 22.4 million; 2007: Skr 29.8 million), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

CIRR credits represent one of the two credit varieties in the S-system. The result in the S-system for 2009 amounts to Skr -43.2 million (2008: Skr 68.9 million; 2007: Skr -42.8 million) whereof the result for the CIRR-credits is Skr -5.5 million (2008: Skr 105.4 million; 2007: Skr -0.3 million).

Income statements for the S-system:

Skr mn	2009	2008	2007
Interest revenues	493.6	500.5	459.7
Interest expenses	-507.2	-409.5	-473.3
Net interest revenues	-13.6	91.0	-13.6

Remuneration to SEK	-27.3	-22.4	-29.8
Foreign exchange effects	-2.3	0.3	0.5
Reimbursement to (-) / from (+) the State	43.2	-68.9	42.9
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

Skr mn	December 31, 2009	December 31, 2008
Credits	14,356.2	10,105.7
Derivatives	232.5	18.2
Other assets	581.3	248.1
Total assets	15,170.0	10,372.0

Liabilities	14,627.9	9,081.5
Derivatives	542.1	1,290.5
Equity	—	—
Total liabilities and equity	15,170.0	10,372.0

Commitments
Committed undisbursed credits (Note 12)	26,386.2	11,459.4

Results under the S-System by Type of Credit

	CIRR Credits			Concessionary Credits
Skr mn	2009	2008	2007	2009	2008	2007
Net interest revenues	22.3	125.8	27.2	-35.9	-34.8	-40.7
Remuneration to SEK	-25.5	-20.7	-28.0	-1.8	-1.7	-1.8
Foreign exchange effects	-2.3	0.3	0.5	—	—	—
Total	-5.5	105.4	-0.3	-37.7	-36.5	-42.5

Note 26. Segment Reporting

SEK has implemented IFRS 8, “Segment reporting” from January 1, 2009. In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than 3 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 2 percent of the Consolidated Group’s total operating profit while less than 2 percent of the Consolidated Group’s total assets were attributable to these two segments. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”. The Parent Company’s management follows mainly the income measure adjusted operating profit at its follow-up. Adjusted operating profit is the operating profit excluding some market valuation effects according to IFRS.

Granting of credits include the following products and services: lending; export finance; and structured finance projects. Advisory services include the following products and services: independent consulting services. Capital market products include the following products and services: capital market products to third party investors.

	Jan - Dec, 2009
				External	Internal	Sum of
Income	Interest	Interest	Net interest	commissions-	commissions-	comissions-
(Skr mn)	revenues	expense	revenues	earned	earned	earned
Granting of credits	13,306.1	-11,319.8	1,986.3	1.0	0.0	1.0
Other segments (1)	0.3	0.0	0.3	25.2	46.5	71.7
Elimination (3)	—	7.7	7.7	—	-46.5	-46.5
Total	13,306.4	-11,312.1	1,994.3	26.2	0.0	26.2

	Jan - Dec, 2008
				External	Internal	Sum of
Income	Interest	Interest	Net interest	commissions-	commissions-	comissions-
(Skr mn)	revenues	expense	revenues	earned	earned	earned
Granting of credits	12,963.2	-11,420.8	1,542.4	1.5	0.0	1.5
Other segments (1)	0.9	0.0	0.9	33.2	0.0	33.2
Elimination (3)	—	0.0	0.0	—	0.0	0.0
Total	12,964.1	-11,420.8	1,543.3	34.7	0.0	34.7

	Jan - Dec, 2007
				External	Internal	Sum of
Income	Interest	Interest	Net interest	commissions-	commissions-	comissions-
(Skr mn)	revenues	expense	revenues	earned	earned	earned
Granting of credits	11,046.3	-10,213.7	832.6	0.7	0.0	0.7
Other segments (1)	0.5	0.0	0.5	30.9	0.0	30.9
Elimination (3)	—	0.0	0.0	—	0.0	0.0
Total	11,046.8	-10,213.7	833.1	31.6	0.0	31.6

	Jan - Dec,	Jan - Dec,	Jan - Dec,
	2009	2008	2007
Operating profit	Operating	Operating	Operating
(Skr mn)	profit	profit	profit
Granting of credits (5)	1,564.7	831.9	534.1
Other segments (5)	34.6	2.0	0.9
Adjusted operating-profit (core earnings) (2)	1,599.3	833.9	535.0
Change in value according to IFRS (5)	769.3	-648.7	-38.0
Operating profit	2,368.6	185.2	497.0

Assets (4)	Dec 31, 2009	Dec 31, 2008
(Skr mn)	Assets	Assets
Granting of credits	370,076.8	369,985.5
Other segments (1)	1,511.2	28.7
Elimination	—	—
Total	371,588.0	370,014.2

Income geographical	Jan - Dec, 2009			Jan - Dec, 2008			Jan - Dec, 2007
areas	Interest-	Commission-		Interest-	Commission-		Interest-	Commission-
(Skr mn)	revenues	earned	Total	revenues	earned	Total	revenues	earned	Total
Sweden	2,883.8	11.5	2,895.3	3,909.3	11.1	3,920.4	2,763.9	19.0	2,782.9
Europe except Sweden	1,211.0	11.3	1,222.3	6,312.0	1.6	6,313.6	4,770.0	9.5	4,779.5
Other European countries	9,211.6	3.4	9,215.0	2,742.8	22.0	2,764.8	3,512.9	3.1	3,516.0
Total	13,306.4	26.2	13,332.6	12,964.1	34.7	12,998.8	11,046.8	31.6	11,078.4

(1) Other segments consist of the segments advisory services and capital market products.

(2) Excluding unrealized fair value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4)  Including unrealized fair value changes according to IAS 39.

(5)  Of total tax, Skr 632.2 million (2008: Skr 40.7 million; 2007: Skr 150.8 million) is related to granting of credits and Skr 9.1 million (2008: Skr 0.6 million; 2007: Skr 0.3 million) is related to other segments.

Note 27. Maturity Analysis on certain assets, liabilities and commitments  (1)

As at 31 December 2009		Maturity	Maturity	Maturity	Maturity	Maturity
Consolidated Group	Sum		1 month <	3 months <	1 year <
Skr mn	Cash Flow	< 1 month	3 months	1 year	5 years	> 5 years

Financial Assets

Treasuries/government bonds	11,744.2	355.8	7,196.9	4,143.0	48.5
Other interest-bearing securities except credits	131,082.2	5,665.9	17,299.1	38,353.6	55,158.8	14,604.8
Credits in the form of interest-bearing securities	103,375.2	656.1	9,848.7	12,351.7	52,814.5	27,704.2
Credits to credit institutions	52,791.0	21,943.9	5,656.2	4,500.5	9,156.7	11,533.7
Credits to the public	86,460.9	4,610.1	3,755.9	10,319.8	45,314.2	22,460.9
Shares and participants (2)	2,710.1					2,710.1
Derivatives	33,450.5	1,408.9	3,579.0	7,546.6	14,472.6	6,443.4

Total	421,614.1	34,640.7	47,335.8	77,215.2	176,965.3	85,457.1

As at 31 December 2009		Maturity	Maturity	Maturity	Maturity	Maturity
Consolidated Group	Sum		1 month <	3 months <	1 year <
Skr mn	Cash Flow	< 1 month	3 months	1 year	5 years	> 5 years

Financial Liabilities

Borrowing from credit institutions	-4,050.0	-4,046.4			-3.6
Borrowing from the public
Senior securities issued	-394,744.6	-9,970.5	-20,631.9	-64,733.5	-164,789.5	-134,619.2
Derivatives	1,259.4	-413.7	-205.7	8,456.1	-3,532.8	-3,044.5
Subordinated securities issued	-3,439.8		-13.4	-60.2	-321.1	-3,045.1

Total	-400,975.0	-14,430.6	-20,851.0	-56,337.6	-168,647.0	-140,708.8

Cash flow surplus (+) / deficit (-)	20,639.1	20,210.1	26,484.8	20,877.6	8,318.3	-55,251.7

Accumulated cash flow surplus (+) / deficit (-)	20,639.1	20,210.1	46,694.9	67,572.5	75,890.8	20,639.1

As at 31 December 2008		Maturity	Maturity	Maturity	Maturity	Maturity
Consolidated Group	Sum		1 month <	3 months <	1 year <
Skr mn	Cash Flow	< 1 month	3 months	1 year	5 years	> 5 years

Financial Assets

Treasuries/government bonds	1,532.9	970.0	6.4	390.5	120.4	45.6
Other interest-bearing securities except credits	152,208.5	5,116.4	5,843.2	27,370.1	91,539.1	22,339.7
Credits in the form of interest-bearing securities	72,061.5	842.6	3,072.3	11,670.3	44,281.4	12,194.9
Credits to credit institutions	57,385.8	33,060.0	691.4	3,746.2	8,378.2	11,510.0
Credits to the public	69,276.5	3,344.6	2,686.4	7,218.9	33,871.9	22,154.7
Shares and participants	0.0
Derivatives	46,805.3	455.4	1,726.6	10,474.8	26,053.3	8,095.2

Total	399,270.5	43,789.0	14,026.3	60,870.8	204,244.3	76,340.1

As at 31 December 2008		Maturity	Maturity	Maturity	Maturity	Maturity
Consolidated Group	Sum		1 month <	3 months <	1 year <
Skr mn	Cash Flow	< 1 month	3 months	1 year	5 years	> 5 years

Financial Liabilities

Borrowing from credit institutions	-4,904.0	-2,385.5	-6.0	-2,512.5
Borrowing from the public	-185.7			-185.7
Senior securities issued	-365,783.9	-22,736.8	-26,038.1	-46,506.4	-134,848.6	-135,654.0
Derivatives	-17,022.2	-2,055.2	-3,624.0	-5,787.1	-3,374.7	-2,181.2
Subordinated securities issued	-3,863.1		-14.3	-64.5	-344.1	-3,440.2

Total	-391,758.9	-27,177.5	-29,682.4	-55,056.2	-138,567.4	-141,275.4

Cash flow surplus (+) / deficit (-)	7,511.6	16,611.5	-15,656.1	5,814.6	65,676.9	-64,935.3

Accumulated cash flow surplus (+) / deficit (-)	7,511.6	16,611.5	955.4	6,770.0	72,446.9	7,511.6

(1) Repayments which are subject to notice are treated as if notice were to given immediately, except for subordinated securities issued by SEK and Senior securities issued by SEK and valued at fair value through profit or loss, in respect of which repayments are assumed on the maturity date in order to give a more accurate picture.

(2)  Swedbank shares.

For balance sheet items other than financial instruments, information about expected recovery time should be disclosed. Items other than financial instruments with an approximate expected recovery time within less than 12 months: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. With regard to liabilities with maturities between one and three months, the Parent Company has the intention to refinance these through borrowing on the financial markets.

In addition to these cash flows SEK has committed but undisbursed credits amounting to Skr 46.3 billion at December 31, 2009 (Skr 21.4 billion). If a credit has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted credit may never be disbursed, including as a result of changes in the customer’s need for the funds.

Note 28 Financial assets and liabilities at fair value

	December 31, 2009
				Maximum exposure to Credit Risk
Consolidated Group Skr mn	Book value	Fair value	Surplus (+)/ Deficit (-)	Financial assets at fair value through profit or loss	Assets available for sale	Loans- and receivables
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	11,717.4	11,720.8	3.4	0.0	0.0	11,727.8
Other interest-bearing securities except credits	123,378.6	119,172.3	-4,206.3	7,196.7	3,201.7	113,058.7
Credits in the form of interest-bearing securities	87,499.1	87,311.8	-187.3	2,472.2	0.0	84,853.3
Credits to credit institutions	41,179.7	41,363.3	183.6	0.0	0.0	41,116.2
Credits to the public	75,890.1	76,849.9	959.8	0.0	0.0	123,693.0
Derivatives	22,654.1	22,654.1	0.0	22,654.1	0.0	0.0
Shares and participation	2,710.1	2,710.1	0.0	0.0	2,710.1	0.0
Total financial assets	365,029.1	361,782.3	-3,246.8	32,323.0	5,911.8	374,449.0

Borrowing from credit institutions	4,049.9	4,049.9	0.0
Borrowing from the public	0.0	0.0	0.0
Senior securities issued	320,745.3	320,766.7	21.4
Derivatives	22,567.3	22,567.3	0.0
Subordinated securities issued	3,142.8	3,184.9	42.1
Total financial liabilities	350,505.3	350,568.8	63.5

	December 31, 2008
				Maximum exposure to Credit Risk
Consolidated Group Skr mn	Book value	Fair value	Surplus/ Deficit	Financial assets at fair value through profit or loss	Assets available for sale	Loans- and receivables
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,494.7	1,498.1	3.4	0.0	0.0	1,483.7
Other interest-bearing securities except credits	136,551.4	132,119.4	-4,432.0	8,371.7	0.0	128,793.0
Credits in the form of interest-bearing securities	63,609.3	62,386.4	-1,222.9	3,519.0	0.0	60,005.8
Credits to credit institutions	48,399.6	47,309.0	-1,090.6	0.0	0.0	58,650.6
Credits to the public	70,440.2	66,426.2	-4,014.0	0.0	0.0	76,926.8
Derivatives	38,929.1	38,929.1	0.0	38,929.1	0.0	0.0
Total financial assets	359,424.3	348,668.2	-10,756.1	50,819.7	0.0	325,859.9

Borrowing from credit institutions	3,310.0	3,310.0	0.0
Borrowing from the public	185.7	185.7	0.0
Senior securities issued	305,971.8	303,311.1	-2,660.7
Derivatives	39,414.6	39,414.6	0.0
Subordinated securities issued	3,323.5	755.2	-2,568.3
Total financial liabilities	352,205.6	346,976.6	-5,229.0

Financial assets and financial liabilities in the balance sheet are generally measured at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using fair value option, are measured at amortized cost.

In the process of estimating or deriving fair values for items not measured at fair value in the balance sheet, certain simplifying assumptions have been made. In those cases where quoted market values for the relevant items are available such market values has been used. However, for a large portion of the items there are no such quoted market values. In such cases the fair value has been estimated or derived. The process of deriving such values naturally involves uncertainty. Accordingly, the fair values reported do to a large extent represent values that have been estimated by the Parent Company.

The book value of derivative instruments, which here represents maximum exposure to credit risk in accordance with certain regulations, does not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure.  In almost all cases SEK has negotiated collateral agreements.

Maximum exposure to credit risk for Credits to Credit Institutions and Credits to the Public include undisbursed credits at year-end entered at nominal value. For Further information on credit risk protection, see Note 34.

The credit quality of financial assets are evaluated by use of internal or external rating (for more details see Note 34).  The table below displays the credit quality as per category in the balance sheet.

Consolidated Group	December 31, 2009
Skr mn	Book value	AAA	AA+ to BBB-	BB+ to D(1)
Treasuries/government bonds	11,717.4	7,691.8	3,981.4	44.1
Other interest-bearing securities except credits	123,378.6	39,785.6	83,089.8	503.1
Credits in the form of interest-bearing securities	87,499.1	27,767.7	57,708.4	2,023.0
Credits to credit institutions	41,179.7	13,358.1	16,845.4	10,976.2
Credits to the public	75,890.1	49,271.6	24,629.9	1,988.7
Shares and participation	2,710.1		2,710.1
Total financial assets	342,375.0	137,874.8	188,965.1	15,535.1

(1) Skr 381.1 million have rating class CCC or D.

The table below illustrates the link between balance sheet categories and exposures according to Basel II

	December 31, 2009
Consolidated Group Skr billions	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed credits and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	11.7	0	19.7	2.2	33.6	Central governments
Other interest-bearing securities except credits	123.4	-0.3	-38.6	40.6	125.1	Government export credit agencies
Credits in the form of interest-bearing securities	87.5	0.8	-65.1	0.8	24.0	Regional governments
Credits to credit institutions	41.2	-10.9	-29.9	0	0.4	Multilateral development banks
Credits to the public	75.9	2.8	47.4	11.8	137.9	Financial institutions, including equity exposures
Shares and participation	2.7	0	32.6	3.4	38.7	Corporates
			33.9		33.9	Asset backed securities
Total financial assets	342.4	-7.6	0	58.8	393.6

(1)Skr 7.4 billion of the book value for Credits to credit institutions are cash collateral posted to SEK.

Note 29. Assets, liabilities and derivatives denominated in foreign currencies.

Assets, liabilities and derivatives denominated in foreign currencies (i.e., other currencies than Swedish kronor)have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

The relevant exchange rates for the currencies representing the largest portions of the Consolidated Group in the balance sheet reported assets and liabilities are presented in table below (expressed in Swedish kronor per unit of each foreign currency).

The portion at year-end represents portion of aggregated volumes of assets and liabilities denominated in foreign currency.

Foreign currency position at year-end represents the net of all assets and liabilities in the balance sheet in each currency.

	December 31, 2009			December 31, 2008
		Portion at	Foreign currency		Portion at	Foreign currency
	Exchange	year-end,	position	Exchange	year-end,	position
Currency	rate	%	at year-end (Skr mn)	rate	%	at year-end (Skr mn)

SKR	1	58.2	n.a	1	69.1	n.a
EUR	10.353	13.7	-2,393.6	10.9355	9.7	-1,171.1
USD	7.2125	11.7	2,073.5	7.7525	18.1	-2,291.5
JPY	0.07845	9.1	-1,608.3	0.086	0.0	4.2
CHF	6.9535	3.4	597.7	7.3455	1.6	-204.7
MXN	0.55	1.3	-237.1	0.57	0.1	-9.2
Others	—	2.6	-107.8	—	1.4	42.3
Total foreign currency position			-1,675.6			-3,630.0

The FX-risk is limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions exclusive of unrealized fair value changes amounted to Skr 41.7 million (2008: Skr 141.2 million).

Assets and liabilities denominated in foreign currency are included in the total amount of assets and liabilities reported by the following amounts (expressed in millions of Swedish kronor).

	December 31, 2009	December 31, 2008
	Consolidated	Consolidated
Skr mn	Group	Group
Total assets	371,588.0	370,014.2
of which denominated
in foreign currencies	327,573.4	328,977.1
Total liabilities	358,132.8	359,619.9
of which denominated
in foreign currencies	325,059.5	327,987.3

Note 30 Transactions with Related Parties

SEK defines the Group’s related parties as:

•                  Its shareholder, the Swedish State

•                  Organizations that are controlled by a common owner, i.e., controlled by the Swedish State; and

•                  Key management personnel

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the National Debt Office, by EKN (The Swedish Export Credits Guarantee Board) and by Sida, all of which are supported by the full faith and credit of Sweden, 16 percent of the Group’s outstanding loans at December 31, 2009, were guaranteed by the State. SEK administers, in return for compensation, the

State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system (see Note 1(c) and Note 25).

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million, in favor of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations. SEK pays a commercial fee for this guarantee (see Note 3).

In December 2008, SEK received an infusion of Skr 3.0 billion in new capital from its owner, the Swedish State and also received from the Swedish State the totality of the shares of Venantius AB, valued at approximately Skr 2.4 billion, as a part of the State´s program to strengthen SEK’ s capacity to finance the Swedish export industry (see Note 31).

In addition, on February 5, 2009 the government decided to, provide SEK a loan facility amounting to Skr 100 billion via the Swedish National Debt Office, an action approved by parliament. Furthermore, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. The loan facility was, in early 2010, extended to the end of the year 2010. Recently the parliament also has authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). SEK has not to date experienced a need to use the loan facility or purchase any of the Swedish government guarantees.

The Group enters into transactions in the ordinary course of business with entities that are partially or wholly-owned or controlled by the State. The Group also extends export loans (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including as to interest rates and repayment schedules) as transactions with unrelated parties.

Key management personnel include the following persons:

•                  The members of the Board of Directors;

•                  The President and CEO; and

•                  Other executive officers

For information about remuneration and other benefits to key management personnel see Note 5, Personnel costs.

The following tables summarizes the Group’s transactions with its related parties for the years ended and at December 31, 2009 and 2008, respectively:

2009

	Shareholder, the Swedish State		Organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	99.8	20.9			99.8	20.9
Other interest-bearing securities except credits			5,157.7	77.9	5,157.7	77.9
Credits in the form of interest-bearing securities			1,602.5	41.0	1,602.5	41.0
Credits to credit institutions			1,963.7	195.4	1,963.7	195.4
Credits to the public			685.6	15.6	685.6	15.6
Total	99.8	20.9	9,409.5	329.9	9,509.3	350.8
Borrowing from credit institutions
Borrowing from the public		1.4				1.4
Senior securities issued
Total	0.0	1.4	0.0	0.0	0.0	1.4

2008

	Shareholder, the Swedish State		Organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,495.0	36.0			1,495.0	36.0
Other interest-bearing securities except credits			4,456.0	211.0	4,456.0	211.0
Credits in the form of interest-bearing securities			1,858.7	101.0	1,858.7	101.0
Credits to credit institutions			2,073.7	229.0	2,073.7	229.0
Credits to the public			460.4	16.0	460.4	16.0
Total	1,495.0	36.0	8,848.8	557.0	10,343.8	593.0
Borrowing from credit institutions
Borrowing from the public	186.0	4.0			186.0	4.0
Senior securities issued
Total	186.0	4.0	0.0	0.0	186.0	4.0

2007

	Shareholder, the Swedish State		Organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,858.0	57.0			1,858.0	57.0
Other interest-bearing securities except credits
Credits in the form of interest-bearing securities			2,238.0	256.0	2,238.0	256.0
Credits to credit institutions			1,532.0	144.0	1,532.0	144.0
Credits to the public
Total	1,858.0	57.0	3,770.0	400.0	5,628.0	457.0
Borrowing from credit institutions
Borrowing from the public	43.0	2.0			43.0	2.0
Senior securities issued
Total	43.0	2.0	0.0	0.0	43.0	2.0

Note 31 Acquisition

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

Venantius was established in 1995, according to a parliamentary decision, in order to take over loan facilities with potentially high credit risk from SBAB. The loan portfolio comprised Skr 33 billion in housing loans at the time. At the time of the acquisition, the equity in Venantius AB amounted to Skr 2.4 billion, credits to the public totalled approximately Skr 0.5 billion and liquid funds amounted to approximately Skr 1.9 billion.

AB Svensk Exportkredit and Venantius AB are controlled through a common owner, the Swedish State. AB Svensk

Exportkredit has chosen to account for the contribution of Venantius AB using the purchase method of consolidation.

The value of the shares in Venantius AB received through a shareholder’s contribution and the value of assets and liabilities have been established on the basis of an independent valuation.

The amounts presented in the following tables provide information on the carrying amounts and fair value fore the acquisition.

At the time of the acquisition Venantius AB had 11 employees. Annual revenues in 2008 amounted to approximately Skr 145 million.

For practical reasons, it is not possible to specify earnings according to IFRS as the Parent Company did not follow IFRS accounting rules before the acquisition. The contribution from Venantius AB since the acquisition has amounted to Skr 9.2 million.

The acquisition value accounted for in AB Svensk Exportkredit, including the costs of the acquisition, is shown in the table below (in Skr million):

Shareholder’s contribution from the Swedish State	2,440.3
Additional costs of the acquisition	1.0
Total	2,441.3

2008

Skr mn	Carrying amounts in Venantius AB	Acquisition adjustments	Recognized values

Intangible assets	0.0	1.3	1.3
Tangible assets	0.7		0.7
Credits to credit institutions	1,858.2	15.0	1,873.2
Credits to the public	520.3		520.3
Deferred tax assets	15.7		15.7
Other assets	70.5		70.5
Other liabilities and provisions	-37.2	-4.2	-41.4
Net identifiable assets	2,428.2	12.1	2,440.3
Shareholder´s contribution from the Swedish State (1)			-2,440.3
Total			0.0
Cash and cash equivalents acquired			558.2
Total			558.2
Additional costs of the acquisition			-1.0
Net cash			557.1

(1) All shares in Venantius AB have been transferred to AB Svensk Exportkredit through a shareholder contribution.

Note 32.  Post-balance sheet events

In February 2010, the SEK’s loan limit at the Debt Office of Skr 100 billion was extended to apply also in 2010. The parliament has also during 2010 authorized the government to give SEK the opportunity to buy state guarantees, however only for borrowing up to Skr 250 billion, as opposed to the previous Skr 450 billion.

See Note 24 for information about SEK’s dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB).  As of March 12010, SFAB has submitted a statement of claim against SEK in the case at the Arbitration Institute of the Stockholm Chamber of Commerce. Furthermore, as of March 5, 2010, SFAB has submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still consider that SFAB´s demands are unfounded and no provisions have been made.

Note 33 Capital adequacy and exposures

Capital requirements

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar as of December 31, 2009 was 19.8 percent (2008: Skr 21.4 percent) before taking into account the effects of transitional rules (see below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2009 was 18.7 percent (2008: Skr 15.5 percent). The Tier-1-ratio as of December 31, 2009 was 17.9 percent (2008: Skr 14.8 percent).  Basel II, Pillar 1, requires that the capital adequacy ratio must be at least 8 percent, of which the Tier-1 ratio must be at least 4 percent. For further information on capital adequacy, risks and the transition to Basel II, see Note 34.

Capital Requirements in Accordance with Pillar I

Consolidated Group

	December 31, 2009		December 31, 2008
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardised Method	842	67	1,444	116
Credit Risk IRB Method	62,349	4,988	60,507	4,840
Currency Exchange Risks	—	—	—	—
Operational Risk	3,137	251	2,126	170
Total Basel II	66,328	5,306	64,077	5,126

Basel-I Based Additional requirement (1)	3,880	311	24,071	1,926
Total Basel II inkl. Additional Requirement	70,208	5,617	88,148	7,052

Total Basel I	87,760	7,021	97,942	7,835

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

Capital Base

Consolidated Group			Parent company
(Skr mn)	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Primary Capital (Tier-1)	12,556	13,066	12,514	13,120
Supplementary Capital (Tier-2)	606	619	606	619
Of which:
Upper Tier-2	181	72	181	72
Lower Tier-2	425	547	425	547
Total Capital Base(2)	13,162	13,685	13,120	13,739

Adjusted Tier-1 Capital(3)	13,156	13,666	13,114	13,720
Adjusted Total Capital Base	13,762	14,285	13,720	14,339

(2) Total Capital Base, including expected loss surplus in accordance with IRB calculation.  The Capital Base includes net profit for the period less expected dividend related to the said period. The capital base has been reduced by the book value of shares in Swedbank AB, Skr 2,710.1 million, because the value exceeds 10 percent of the total capital.

(3) The adjusted adequacy ratios are calculated with the inclusion in the capital base of SEK’s state provided guarantee, amounting to Skr 600 million, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

Consolidated Group

	December 30, 2009		December 31, 2008
	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement
Total Capital Adequacy	19.8%	18.7%	21.4%	15.5%
Of which:
Rel. To Tier-1	18.9%	17.9%	20.4%	14.8%
Rel to suppl capital	0.9%	0.9%	1.0%	0.7%
Of which:
Upper Tier-2	0.3%	0.3%	0.1%	0.1%
Lower Tier-2	0.6%	0.6%	0.9%	0.6%
Adjusted total	20.7%	19.6%	22.3%	16.2%
Of which:
Adjusted Tier-1	19.8%	18.7%	21.3%	15.5%

Capital Adequacy Quota	2.48	2.34	2.67	1.94

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Exposures

The table below includes amounts of total exposures, calculated to take into account risk mitigation technique in the form of guarantees, as well as credit derivatives.

(Skr billion)	Total				Credits & Interest-bearing securitites				Undisbursed credits, Derivatives, etc
Classified by type of	December 31, 2009		December 31, 2008		December 30, 2009		December 31, 2008		December 30, 2009		December 31, 2008
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Belopp	%
Central Governments (1)	125.6	32	43.2	13	86.4	26	32.6	11	39.2	64	10.6	31
Regional governments	24.0	6	21.2	6	23.2	7	19.1	6	0.8	1	2.1	6
Government export credit agencies	33.5	8	41.4	12	30.0	9	33.3	11	3.5	6	8.1	24
Financial institutions	137.9	35	157.5	46	123.3	37	146.4	47	14.6	24	11.1	32
Asset backed securities	33.9	9	43.6	13	33.9	10	43.6	14	0.0	0	0.0	0
Retail (2)	0.0	0	0.1	0	0.0	0	0.1	0	0.0	0	0.0	0
Corporates	38.7	10	35.5	10	35.3	11	33.0	11	3.4	5	2.5	7
Total	393.6	100	342.5	100	332.1	100	308.1	100	61.5	100	34.4	100

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

Note 34. Risk Report

In this Note 34, the term “company” refers to the Parent Company or the Group, as the context requires.

Since 2007, the regulatory capital required for the company has been calculated according to the Basel II regulations. Through 2011, however, the Basel II rules, as implemented in Sweden, are subject to certain transitional rules such that the old Basel I requirements apply in some cases in which they require higher capital than the Basel II rules. The Basel II regulations are more risk-sensitive than the Basel I regulations, and in the company’s view, more appropriately assess its capital needs. The company, therefore, primarily focuses on these regulations, without any regard to the transitional rules other than meeting the formal transitional requirements.

The company has assessed its capital position for the next three-year period. In summary, the assessment concludes that the expected available capital will be sufficient, in light of the company’s expected risks in the different scenarios that the company envisages in a way that should support high creditworthiness. SEK’s total capital requirement as of December 31, 2009 was (exclusive of the Basel I-based additional requirement) Skr 5,306 million (2008: Skr 5,126 million).

Risk Management Ability Provides Business Opportunities and Stability

Risk management is a key factor in SEK’s ability to offer its customers favorable financing solutions and develop SEK’s business activities and thus contribute to the company’s long-term development.

SEK’s customers often require large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk-mitigating measures. Therefore, in order to be able to carry out such transactions, a well-developed risk management program is required with the ability to discern the counterparties and transactions that are desirable. Risk management requires knowledge and processes that are able to handle well-known risks with well-defined techniques as well as identifying new risks and managing them by developing new techniques.

It is not only in customer financing that risk management skills are vital for success. Based on SEK’s business model, which has been used for many years, SEK’s borrowing activities benefit from the market’s various types of risk preferences. That is, by being flexible and accepting new types of structures at an early stage — while also being able to handle the risks — it is possible to satisfy investor demands regarding risk exposure and at the same time obtain funding on favorable terms. A key part of this management lies in transaction documentation. For many years, SEK has supported the development of documentation techniques.

Risk management and risk control

Providing its customers with financial solutions and products means that SEK exposes itself to various risks that have to be managed. The company’s profitability is directly dependent on its ability to assess, manage and price these risks, while at the same time retaining sufficient capital strength to be able to meet unforeseen developments. For this reason, the risk management process is a constant priority for SEK and is continuously developed. Support from SEK’s board of directors (the Board), a clear line of decision-making, awareness of risk among our employees, uniform definitions and principles, control of risks incurred within an approved framework, and transparency in external accounts, make up the cornerstones of SEK’s risk and capital management.

SEK defines risk as the probability of a negative deviation from an expected financial result. Risk management includes all activities that affect the assumption of risk, i.e., SEK’s processes and systems that identify, measure, analyze, monitor and report risks at an early stage. Adequate internal control, consisting of a set of rules, systems and routines, as well as follow-up regarding adherence to them, is designed to ensure that the company is run in a safe, efficient and controlled manner. We understand risk control to comprise all activities for measuring, reporting and addressing risks, independent of the risk-taking commercial units. SEK exercises risk control from two different perspectives: (i) partly through risk-related management and control that primarily includes risk management and limits, and (ii) partly through management and control that is carried out at the company level, and which includes organization, corporate governance and internal control.

The ultimate responsibility for SEK’s business, and for assessing whether it is carried out with a good internal control system, is held by the Board. The Board has established a dedicated Finance Committee the primary task of which is to follow up on, check, and manage, among other things, SEK’s risk profile and risk level. Meanwhile the Board’s Credit Committee makes up, after the Board, the highest decision-making body in regard to credit decisions. The Board draws up central policy documents, and at every meeting, receives a summary report of the risk situation. The president of SEK (the President) is responsible for ongoing administration. In addition to the Board and the President, there are committees with various competences to make decisions depending on the types of risks.

During 2009, there have been no significant changes to SEK’s objectives, principles, risk management methods or methods of measuring risk. Furthermore, the exposure to various types of risk, or their origins, has not changed materially.

The Credit Committee, which the President chairs, is responsible for matters that impact credits and credit risk management within SEK. Within the framework for its mandate, and on the basis of the order of delegation decided by the Board, the Credit Committee has the right to make credit decisions.

The Asset and Liability Committee, which the President chairs, manages, among other things, questions regarding SEK’s overall risk level and proposes market risk limits and methods for risk measurement and distribution of internal capital. The Asset and Liability Committee draws up guidelines for distribution of responsibility and handling of SEK’s risk types and for the relationship between risk and capital within the framework of the Board’s overall capital policy.  The Internal Control Committee, which the President chairs, is responsible for handling and addressing operational risk, and following up on incident reports and also constitutes the decision-making body for new products.  SEK’s risk-related management and control is directed towards credit, market, liquidity, and operational risks. The management and control at the corporate level includes the entire company, i.e., all risks, but are directed especially at risk appetite and ambient risk.

Independent risk control is carried out by SEK’s Risk Control function, which reports to SEK’s Head of Risk and to the President. SEK’s policy documents for the risk and capital areas are reviewed and updated annually by the Head of Risk, but are decided upon by the respective decision-making bodies.

Based on a portfolio perspective, Risk Control is responsible for control, analysis and reporting of financial risks. These risks are primarily made up of credit and counterparty risks and market risks, as well as funding and liquidity risk. The function oversees the company’s scope and alignment regarding risk strategy, risk management and rating methods for credit risk classification, as well as calculating, analyzing and forecasting regulatory capital adequacy and the need for economic capital. The function is also responsible for the choice of methods and models and must act as a center of excellence with the task of contributing to increasing SEK’s risk management capacity, with the intention of analyzing diversification and risk mitigation effects. An important part of Risk Control’s work is performed by keeping pace with the business functions with regard to the risks that occur in the company and, thereby, being able to manage new questions that arise within the area.

There is also a Compliance function in SEK. The function is a support to the organization to ensure that operations are run according to applicable regulations. The Compliance function reports to the President, but is also obliged to report to the Board.

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

Aim, focus and objectives of risk management

As stated above, risk management is a central part of SEK’s business model and activities. Meeting customers’ financing needs does not rely only on efficient and innovative risk management in respect of the transactions themselves. It is equally important to be able to take advantage of market opportunities in order to obtain funding and manage liquidity on attractive terms. This in turn provides the basis for favorable conditions for granting credits. The focus of risk management is mainly to reduce and limit risks since SEK’s business model implies a transaction volume which is large in relation to its capital base. The objective of risk management is to create conditions under which SEK is able to meet the needs of its customers, particularly regarding financing needs. SEK also wishes to take advantage of business opportunities in such a manner that net risks are at levels that are sustainable in the long-term in relation to SEK’s capital base. The aim is to maintain high creditworthiness. Risk management contains two important components. One is to manage risks so that net risks are kept at the right level. The other is to assess internal capital adequacy and ensure a level and composition of the capital base that is in aligned with business activities.

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

Risks — an Overview

In its business activities, SEK is exposed to a number of different risks, from credit risk to operational risk. In order to be able to offer customers financial solutions — for the most part long-term financing solutions that promote Swedish exports — SEK sometimes carries out transactions that, without risk-mitigation activities, would have higher risks than the company considers acceptable.

In order to be able to carry out such transactions, SEK uses a number of methods to reduce or transform risks to the desired levels. The main methods used for reducing or transforming risks include derivative instruments and guarantees.  As a result, SEK’s net risks — although SEK’s gross exposure in certain cases may be considerable — are controlled, limited, and relatively low.

To ensure that the inherent gross exposure of a transaction can be converted in an effective and controlled manner, SEK has developed clear guidelines with regard to which gross exposures are acceptable and which risk conversion techniques can be applied.

The following risk categories are particularly important to SEK:

•      Credit risks are SEK’s largest risks. Credit risks are inherent in all assets and other contracts in which a counterparty is obliged to fulfill obligations. Credit risks are limited through the methodical and risk-based selection of counterparties, and they are managed, among other things, by the use of guarantees and credit derivatives.

•      Market risks arise due to mismatches of assets and liabilities in individual currencies or in interest rate terms. The resulting market risks are denoted currency exchange rate risks and interest rate risks, respectively.

•      Interest rate risks are managed at an individual contract level, and at a total portfolio level. Interest rate risks are restricted by limits set by the Board’s Finance Committee.

•      Currency exchange rate risks are kept at a low level since SEK usually matches assets and liabilities in terms of currencies. The remaining currency exchange-rate risk, which is limited, arises due to the difference between revenues and costs (net interest margins) related to assets and liabilities in the respective currencies. Currency exchange-rate risks are restricted by limits set by the Board.

•      Counterparty risk in derivative contracts — which is a kind of credit risk —arises when derivative instruments are used to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with good creditworthiness. In an attempt to further reduce risk, SEK strives to obtain collateral or mark-to-market agreements with its counterparties before the derivative contracts are entered into. These agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed upon in advance. The formulation of the agreements is designed to ensure that agreed risk levels will not be exceeded, independent of which market value changes occur.

•      Funding and liquidity risks. SEK defines funding and liquidity risk as the risk of not being able to meet its own payment obligations, when due, without the cost of obtaining funding increasing significantly. SEK applies a conservative policy concerning funding and liquidity risks in order to avoid liquidity risk. The policy requires that all credit commitments - outstanding credits and agreed but undisbursed credits - be funded through maturity. SEK plans to be able to continue to grant new loans at the normal scope for approximately one year without having to obtain any new loans. SEK’s funding and liquidity risk is measured on the basis of different forecasts regarding the development of available funds, defined as shareholders’ funds, borrowing as well as credit facility with Swedish National debt office, in comparison with different credit commitments. See the chart “Development over time of SEK’s available funds”.

•      Operational risk. Since SEK’s transactions often have long maturities and a high level of complexity, SEK has high demands on systems, processes, and employees in order to minimize operational risk. The extensive risk management conducted by SEK is often complicated and, therefore, leads to additional operational risk that SEK correspondingly attempts to minimize. There is also a risk that SEK’s reputation will be damaged if the company fails to comply with current legislation and best practice or in another manner fails to meet its commitments, even those that are not explicit. Such risks are reduced through active efforts relating to risk culture, compliance with regulations, and corporate governance.

Development of counterparty exposures (net) related to long-term credits

Outstanding and committed credits as at December 31, 2009

Skr bn
250
200
150
100
50
0
Corporates
Financial institutions
States and regional governments
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Counterparty exposure – gross (risk mitigation excluded)

Total exposure amount Skr 393,6 billion, December 31, 2009

Corporates, 48%
Financial institutions, 30%
Securitization postition, 9%
States and regional governments, 13%

Counterparty exposure – net (risk mitigation included)

Total exposure amount Skr 393,6 billion, December 31, 2009

Corporates, 10%
Financial institutions, 35%
Securitization postition, 9%
States and regional governments, 46%

Counterparty exposures (net) by rating and asset class

Total exposure amount Skr 393,6 billion, December 31, 2009

Skr mdr
180
160
140
120
100
80
60
40
20
0
Corporates
Financial institutions
Securitization postition
States and regional governments
AAA
AA+
AA
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
BB
BB-
B+
B
B-
CCC
D

Development over time of SEK´s available funds

Borrowing, shareholders' funds, credit facility with Swedish National debt office and lending with maturities of more than one year, respectively, as of December 31, 2009

Skr bn
350
300
250
200
150
100
50
0
Borrowing, shareholders' funds and credit facility with Swedish National debt office exceeding lending, SEK and the S- system
Lending with maturities exceeding one year, S-system
Lending with maturities exceeding one year, SEK
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2029
2028

SEK’s risk management primarily involves using various techniques to transform gross risks into net risks that are at a level that is acceptable to SEK. This matrix describes management’s view on risk management for SEK’s most significant risk categories.

GROSS EXPOSURE

Credit risk

Some of SEK’s credits are granted to parties that have a lower credit quality and therefore higher risk than SEK wishes to be exposed to. This applies to a large extent to export credits where the ability to provide financing is a key competitive tool for the supplier. Even in cases where customers have good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial. Gross exposures do not take into account any risk mitigation effects.

Counterparty risk in derivative contracts

Various derivative instruments such as swaps, forward contracts and options are used to limit and reduce risks. The value of these instruments can be considerable in the event of market changes, particularly for contracts with long maturities. This gives rise to a counterparty risk in derivative contracts for which realization of the value of such contracts depends on the counterparty’s ability to meet its obligations throughout the entire contract period. Counterparty risk in derivative contracts is a form of credit risk.

Market risks — Interest rates

In order to be able to offer credits — often with complicated disbursement and repayment structures — with fixed interest at attractive terms, it is cost-efficient for SEK to take some interest rate risk. SEK’s borrowing is also often made at fixed interest. SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which lead to interest rate risk.

Market risks — Currency

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

Funding and liquidity risk

SEK’s customers demand credits in different currencies and with different maturities. Maturities are often long. In order to avoid funding risk, it is SEK’s policy that all credit commitments - outstanding credits and agreed but undisbursed credits - must be funded until maturity. A limited liquidity risk exists, however, in the management of SEK’s liquidity.

Operational risk

SEK’s transactions often have long maturities and a high degree of complexity, which create operational risk. The extensive risk management carried out by SEK for different types of risk is often complicated and therefore leads to additional operational risk.

RISK MANAGEMENT

Credit risk

By use of different methods for corporates, municipalities and financial institutions, SEK establishes credit ratings for its individual counterparties. Most of the counterparties against whom SEK accepts net exposures are also rated by one or more of the internationally recognized rating agencies. In order to be able to keep the credit risk at the desired level, SEK usually uses various types of guarantees and other risk-mitigating solutions. For export credits, where the ultimate borrower may have a low creditworthiness, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid larger than desired risks, SEK may also need risk mitigation in those cases where the counterparties have high creditworthiness, if the financing requirements are large. In such cases, credit derivatives are normally used. The counterparty risks related to the credit derivative contracts are usually managed through ISDA agreements with a collateral or mark-to-market supplement.

Counterparty risk in derivative contracts

In order to keep counterparty risks at a controlled and acceptable level, SEK methodically chooses counterparties with good credit quality for derivative transactions. To further reduce these risks, SEK strives to obtain collateral or mark-to-market agreements — which mean that the highest permitted risk level, regardless of market value changes that may occur, is decided in advance — from their counterparties before entering into a derivative contract

Market risks — Interest rates

SEK uses various techniques for measuring and managing interest rate risks which are designed to give a clear picture and good control of these risks. Using different derivatives, the original interest rate risks in assets and liabilities are normally transformed from long-term to short-term fixed interest terms in currencies with well functioning markets. EUR, USD and Skr are preferably used.

Market risks — Currency

Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. Currency exposure also arises in the net interest income that is continuously generated in foreign currency. This is hedged regularly in order to minimize risks

Market risks — Other markets

Unwanted market risks in embedded derivatives are hedged by SEK using freestanding derivative contracts with offsetting risk profiles.

Funding and liquidity risk

All credit commitments outstanding credits and agreed but undisbursed credits are funded throughout their entire maturity. Surplus borrowing is invested in assets with good credit quality and with a maturity profile that matches expected needs. SEK also has a strict policy for liquidity risk in its short-term liquidity management. This policy includes requirements for backup facilities.

Operational risk

SEK places great importance on developing structural capital by having clear and reliable routines, a clear division of responsibility, competent and knowledgeable employees and good systems support. SEK also conducts determined work on ethical and moral issues. Persistent and consistent conduct develops the risk awareness and attitudes of employees.

NET RISK

Credit risk

The net risk is limited mainly to counterparties with high creditworthiness. In many cases there are several payment responsible /guarantors for the same exposure. The net risk for an exposure with several payment responsible / guarantors will be considerably lower than the risk would have been against an individual counterparty. In cases where credit derivatives are used for transformation of a gross risk, the net exposure in the event of a gradual deterioration of the borrower’s credit quality will gradually decrease. This is done through the collateral adjustment that covers a change in market value above a certain set level. Net risk considers risk mitigation effects.

Counterparty risk in derivative contracts

The combination of a careful choice of counterparties and collateral agreements leads to a limited net risk. All exposures related to counterparty risk in derivative contracts must be contained within set counterparty limits.

Market risks — Interest rates

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

Market risks — Other markets

Generally, SEK does not have any net exposure to any types of risk other than interest rate, currency and credit risks. The derivatives used for hedging of undesired market risks result in a market—related counterparty risk against counterparties in the derivative transactions.

Funding and liquidity risk

Overall, SEK has a limited and well controlled funding and liquidity risk.

Operational risk

Operational risk exists in all operations and can never be totally avoided. Through consistent quality assurance work operational risk is kept at a controlled, acceptable level.

Basel II

As of 2007, the reformed Basel rules (Basel II) came into force in Sweden and the rest of the EU. The main purposes of the new regulations were to achieve greater transparency and improved risk management in banks and financial institutions and, thus, boost the stability of the financial system. An important part of this approach is that institutions should maintain capital levels that are commensurate with the institutions’ risk profiles.

The main structure of the new system consists of the three so-called pillars:

•      Pillar 1 deals with minimum capital requirements for credit and market risks and for operational risk, based on explicit calculation rules.

•      Under Pillar 2 the company shall identify risks and assess risk management from a wider perspective to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) also takes into account qualitative risks, which cannot be directly measured in the form of positions that can be covered by capital.

•      Pillar 3 addresses openness and transparency, and the manner in which institutions are to report (in the widest sense of the term) their operations to the market and the general public.

Internal Ratings-Based approach (IRB)

All of SEK’s counterparties must be rated internally except  those counterparties that are included in the exceptions from the requirement for internal risk classification that have been granted by the Swedish Financial Supervisory Authority to the company. The decision concerning an internal rating for a counterparty is made by SEK’s Rating Committee. The committee members, who come from various functions within SEK, must provide both a wide and a deep level of expertise in risk assessment in total and experience in credit rating.

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

SEK’s methodology for internal risk classification is based on both qualitative and quantitative factors. Within SEK, risk classification is based, on the analyst assessments. Through the use of different methods for corporates and financial institutions, the individual counterparties are rated. The aim of using a common rating scale for all counterparties is, put simply, to be able to correctly price and quantify risk over time for SEK’s counterparties and, thereby, to maintain the desired risk level in the company. The tool used for this is the rating, which is an ordinal ranking system. Therefore the risk classification within SEK is, to a great extent, a question of a relative assessment. The risk classification does not aim at estimating a precise probability of default, but rather to place the counterparty in a category of comparable counterparties, based on a risk perspective.

SEK’s internal rating system (the IRB system) comprises all of the various methods, work and decision processes, control mechanisms, supervisory documents, IT-systems, and processes and procedures that support risk classification and quantification of credit risk.

SEK’s Rating Committee

The Rating Committee’s task is based on analysis and credit assessment that is carried out according to established methods and rating proposals from the credit analysis function (Credit Management), (i) to establish ratings for new counterparties, (ii) when considered relevant, to reassess ratings for existing counterparties, and (iii) at least on an annual basis, to review credit ratings for existing counterparties. Committee members are appointed by the Executive Committee in such a way that the majority of the members represent non-business-generating functions. The members must possess the requisite experience and expertise within areas that are relevant for the task at hand. A rating that has been established by the Rating Committee may not be overridden or amended by another body within SEK. The minutes of the Rating Committee are made up of memoranda drawn up by the analysts responsible and signed by members of the committee.

Rating methodology

Financial institutions

The two driving factors in SEK’s internal credit risk assessment for financial institutions are business risk and financial risk. The analyst is responsible for making a recommendation as to the basis for the decision in the Rating Committee. In brief, the business risk is assessed based on an analysis of the counterparty’s business, market position and ownership, as well as the significance of legislation and regulations for its business activities.

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

Corporates

In SEK’s internal credit risk assessment for corporates, the two driving factors are also business risk and financial risk. In the same way as for financial institutions, the analyst is responsible for making a recommendation as the basis for the decision of the Rating Committee.

Specialized lending

Within the exposure class corporate exposures, exposures that represent specialized lending will be identified. For such exposures, SEK calculates risk-weights based on so-called slotting. According to the regulations, there are five categories for corporate exposures that are specialized lending. Categories 1—4 represent non-defaulted exposures, and category 5 represents defaulted exposures. The breakdown by categories 1—4 is based on the increased risk levels for the exposures (where category 1 represents the lowest risk). Of SEK’s exposure as of December 31, 2009, Skr 503 million (2008: Skr 508 million) was attributable to category 1, that is, the category that represents the highest credit rating, Skr 0 million (2008: Skr 183 million) was attributable to category 3, and Skr 181 million (2008: Skr 0 million) was attributable to category 4. After taking into account credit risk mitigation and conversion factors, the total amount was Skr 684 million as of December 31, 2009, (2008: Skr 691 million).

Positions in securitization positions

SEK applies the so-called ratings-based method for securitization positions. This means that the risk weight is determined by external credit assessments, based on the position’s credit quality step defined in accordance with the regulations governing external credit assessments. SEK has not acted in the role of originator or as participating institution. SEK has only functioned as an investor.

Calculation of risk-weighted assets according to the standardized approach

According to the standardized approach for credit risk, financial institutions must assign their exposures to prescribed exposure classes and apply to the exposures the risk weights that are appropriate to the respective exposure classes. In certain cases, the risk weights may be in accordance with an external rating. External credit assessments may be used to decide which credit quality level an exposure corresponds to. In order to determine this, financial institutions must use correspondence tables between the credit rating agencies’ various credit ratings and the credit quality scales that the Swedish Financial Supervisory Authority determines. SEK follows these instructions. Most of the exposures to which the company has the permission to apply the standardized approach are related to the highest credit quality level, giving a risk-weight of zero percent.

Limits, risk reporting and risk measurement system

The highest level for decision making for credit risk limits is the Board. The Board has delegated its mandate to make credit decisions, with the exception of decisions that are matters of principle to the Board’s Credit Committee.

Calculation of the amount that indicates at which level a limit may be established is made based on the formula for calculation of the capital requirement under Pillar 1 of the Basel II regulations. As discussed previously, all parameters except PD are set by the supervisory authority. These conditions are, however, in line with the actual requirement for SEK’s entire existing portfolio, which makes it reasonable to use the Basel II formula as a starting point. This calculation also gives the minimum capital requirement that legislators have determined for calculation of the capital adequacy requirement, which is why it is also conceptually considered to be a reasonable starting point.

The Board and the Executive Committee aim to have a good understanding of the function of the internal rating-based approach, as well as a good understanding of the content of the reports from the risk classification system that are sent to them. The President and the Head of Risk inform the Board about all significant changes to, or exceptions from, instructions that govern the design and use of the company’s risk classification system.

The company’s Executive Committee acquires regular information from the independent risk control function (Risk Control). This information concerns the conclusions from the validation process, areas that are in need of improvement, and how the work with previously determined improvement measures is proceeding.

A central part of the regular reporting of credit risks to the Board and Executive Committee is based on the company’s risk and product classification and risk estimates. Risk Control and the credit analysis function, Credit Management, are responsible for different parts of this reporting. The reporting covers distribution of counterparties and exposures across risk classes, risk estimates for each product and risk class, comparisons between estimates and realized outcomes for each product and risk class, migration between risk classes, and information about, and results of, the stress tests that are applied. In addition, the reporting also covers the company’s use of credit risk protection, as well as the development of positions in securitization positions.

SEK-specific exemptions

SEK’s permission to base its capital requirement for credit risk on the IRB approach covers the majority of the company’s exposures. The Swedish Financial Supervisory Authority has however granted the company the right, as of December 31, 2012, to apply the standardized method for following exposures:

•      Exemption from the IRB approach for export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) or corresponding foreign entities within the OECD.

•      Exemption from the IRB approach for the exposure class: governments.

•      Exemption from the IRB approach for exposures in the business: Customer-Finance.

•      Exemption from the IRB approach for exposures in Venantius AB.

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

The company’s exposures are limited to central government exposures, exposures to regional governments, financial institutions exposures, and corporate exposures, as well as to securitization positions. This means that the company in principle does not need to take into account potential boundary problems between retail and corporate exposures.

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

The validation process must comprise a consistent and appropriate analysis of whether the risk classification system measures risk in a satisfactory way. Validation takes place regularly, at least once a year. The company compares realized values with risk- parameter estimates in the dimensions where its own estimates are used. The analysis is partly made on outcomes from the most recent period and partly on outcomes during the entire period for which the company has available data. As far as the PD dimension is concerned, the company analyzes the strength of the risk classification system’s ability to discriminate, i.e., how well the risk classification discerns between counterparties and exposures that default or ratings migrate during the period and those that do not. The company must always decide on suitable actions when the validation process shows that the results deviate more than expected from the institute’s estimate and risk classification. The analysis must take into account economic cycles and similar systematic variation in realized defaults and in rating migrations. If the result shows that the risk parameters are higher or lower than the estimated values over an extended period, the company must adjust its estimates.

The reliability of SEK’s IRB system is indicated by how well the forward-looking estimates relate to the outcomes that are observed later. An ongoing and well-functioning validation process creates conditions to discover differences, which in turn increase the opportunities for remedying any deficiencies in the IRB system.

SEK analyzes the correlation between SEK’s internal risk classification and external credit ratings. The analysis as of December 31, 2009 shows that SEK’s risk classification was more conservative than the corresponding classification from the two rating agencies Standard & Poor’s and Moody’s.

The validation process is designed to ensure that, among other things, (i) the assumptions and methods for the classification models are appropriate, (ii) the risk classification process is used in a uniform way within the company’s various business areas, (iii) the system identifies exposures and counterparties with differing credit risks, and (iv) the system produces reliable and precise estimates of the risk parameters that the company uses.

When assessing whether the classification system is consistent, the principles for the choice of classification models and explanatory factors must be stated. It must also be possible to prove that the principles are still relevant. The Credit Management function is responsible for this.

When different models are developed, documentation of the development plays a central part. The documentation must also address known permanent and temporary deficiencies in the classification models.

The company has internal instructions for cases in which the risk parameter estimates deviate from the actual values so much that there is reason to doubt the correctness of the estimates.

The instructions take into account variations in the economic situation and similar systematic variations in counterparties’ rating migration. If the actual values continually deviate more than expected from the estimates, the company’s independent risk control function (Risk Control), in cooperation with the company’s Rating Committee, revises the estimate, in order that they more correctly reflect the company’s experience. All of this is included in the validation process for which Risk Control is responsible. Risk Control continually works at developing and improving its validation methods in accordance with changes in best practice in the industry.

The IRB Use Test

An important criterion for the qualitative validation of the IRB system is the actual application of the rating results in SEK’s risk and business processes. This type of qualitative validation thus aims at assessing how well different internal administrative processes and routines work, and can be described as a process- oriented validation. In order to receive permission to employ an IRB system for calculation of capital requirements, the company must, according to the regulations, satisfy a so-called “Use Test”.

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

The company’s internal product and risk classification and estimates of risk parameters form an integrated part of the company’s corporate governance, credit process, risk management and internal allocation of capital. Estimates are well rooted in, and accepted by, the business organization. Within SEK, product and risk classifications of new counterparties and exposures are performed before credit decisions are made. The individuals and decision forums that are responsible for credit decisions are aware of a counterparty’s or exposure’s rating.

In principle, SEK applies the same value to risk parameters in its business processes as in the calculation of capital requirements. The company also has documented cases in which it has used different values in its business processes and in the calculation of the capital requirement. The adjusted values are primarily applied in the company’s pricing model, as well as when the company, in its internal capital adequacy assessment process, calculates the need for economic capital.

Credit risk protection

SEK’s credit risks are limited by methodical and risk-based selection of counterparties and are managed, among other things, by the use of guarantees and credit derivatives.

A purchased credit derivative contract provides the holder with the right, under certain circumstances — amongst others, default of the underlying, risk-covered counterparty — to sell an asset, for its nominal value, to the issuer of the credit derivative contract. Accordingly, credit derivative contracts make it possible for the buyer to create a combined risk (or double default risk) of the underlying counterparty and the issuer of the credit derivative contract. SEK converts large volumes of exposures, by the use of credit derivative contracts, from individual counterparties to combined (double-default) exposures, in which one counterparty (the issuer of the credit derivative contract) is a financial institution.

Through the use of contracts that obligate the individual issuer of credit derivative contracts to provide collateral in case the market value of the issued credit derivative contracts exceeds a certain level SEK attempts to further reduce total risk. The market value of a credit derivative contract is derived from the change in creditworthiness of the underlying, risk-covered counterparty. As a result, SEK should — if the creditworthiness of the underlying counterparty whose credit risk is covered by the credit derivative contracts deteriorates — successively receive collateral for the risks covered. This risk mitigation technique is, therefore, particularly efficient from a real risk management perspective.

Collateral

SEK uses various types of credit support in order to reduce and reallocate credit risks. Applied credit support under the ISDA Credit Support Annex mostly consists of cash and, to a limited extent, government bonds. To a certain limited extent, other collateral is also used such as real estate, ship and aircraft mortgages, as well as security in leased equipment. A special type of collateral that is also used is a so-called environment certificate. The value of individual credit support or collateral is usually assessed as the equivalent of a long-term market value. Any collateral that SEK demands must be managed and documented in a manner such that the collateral fulfills its function and can be used in the intended manner when needed. When a credit decision is made, the creditor’s assessed creditworthiness and ability to repay, as well as, when applicable, the value of any collateral, is taken into account. The credit decision may be made on condition that certain collateral is provided.

Internal Capital Adequacy Assessment

One aspect of great importance under Pillar 2 is that institutions are responsible for designing their own processes for internal capital adequacy assessment (ICAAP). This requires that institutions must, in an overall and comprehensive manner, measure their risk and assess their risk management and, based on this, assess their capital needs. They must also communicate their analysis and conclusions to the Swedish Financial Supervisory Authority. The ICAAP must be documented and disclosed throughout the whole company. As part of its strategy planning process, SEK’s Board of Directors and executive management establish the company’s risk appetite and clear objectives with regard to the level and composition of the capital requirement. An important part of the Company´s capital planning is the scenario analysis. The scenario analysis illustrates, in summary, how the capital need would be affected by unfavorable developments in the economy.

SEK’s ICAAP is assessed by management as being well in line with the underlying principles, intentions and evaluations of the rules.

A company can assess its risks in accordance with Pillar 2 in its internal process in two alternative ways, (i) either with a comprehensive model for the calculation of the need for economic capital, or (ii) as in SEK’s case, using the consolidation method (the so-called building block approach). SEK generally bases its assessment on the regulatory capital requirements calculated in accordance with those models or methods that are approved in Pillar 1 (in other words, for credit risks, market risks and operational risk). Thereafter, the assessment of capital requirements is complemented for other risks in accordance with Pillar 2. Pillar 2 also includes qualitative risks that cannot be measured in the form of positions that can be covered with shareholder funds. Instead, the handling of these requires sufficient control measures.

However, for internal evaluation and assessment of the capital requirements regarding credit risks under Pillar 2, SEK works with so-called economic capital, which in relation to the regulatory capital requirement is a more exact and risk-sensitive measurement.

The need for economic capital is based on a calculation of Value at Risk (VaR) and forms a central part of the company’s internal assessment. SEK’s assessment of whether the company, in addition to the capital requirement under Pillar 1, needs to allocate capital for credit risk under Pillar 2, is mainly based on a quantitative approach. This approach is also complemented by a comparative analysis of the capital requirement under the so-called Basel formula and the necessary economic capital (calculated with a confidence level of 99.9 percent). This quantitative approach is further complemented by qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the mechanically calculated capital requirement under Pillar 1.

In addition, it is considered important to be able to break the difference down according to the various individual factors. Even if the net difference can be small, the analysis shows that the difference between the approaches under Pillar 1and Pillar 2, respectively, concerning individual factors may have a large impact on quantification of risks. Factors which increase the capital requirement in the total internal assessment include the company’s view on the loss proportion in the case of default (LGD), which is more conservative than what the Basel formula provides for. Another such factor which increases the need for economic capital is that the company, under Pillar 2, takes into account concentration risks that are caused by (i) individual counterparty concentration risks and (ii) risks that emanate from high correlations between counterparties in the portfolio. The regulations also permit certain types of exposure to be exempted from capital requirements under Pillar 1. It is SEK’s opinion that capital, in relation to actual risk, is also needed for such exposures. The analyses take into account the fact that the regulations under Pillar 1 contain a limit that is expressed in terms of an absolute level regarding the lowest permitted probability of default (0.03 percent), which applies to most exposure classes, leading to overestimates of the credit risk for counterparties with very high creditworthiness. The regulations do not take into account (under Pillar 1) the risk reduction resulting from a very short maturity. The company’s model for calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the company is not permitted to benefit under Pillar 1, is the full effect of risk reduction through the use of guarantees and credit derivatives (i.e., combined risks, or so-called double default), as well as collateral agreements with issuers of credit derivatives. In total, with regard to credit risk, concentration risk makes up the individually largest risk contribution in the company’s comparative analysis.

RISK DATA

The amounts shown in the following section concerns the Consolidated Group.  Depending on the applied valuation principles in financial reporting, the risk measures described below will have different impacts on SEK’s net interest revenues and equity. The amounts in brackets refer to comparative data from 2008.

Credit risk

Credit risk represents the risk of the loss that would occur if a borrower or other party in another contract involving counterparty risk and any guarantors are unable to perform in accordance with contractual terms and conditions. Exposure to credit risk can be related to credits, securities and other assets, as well as guarantees, other risk-mitigating instruments, and positive market values in other contracts. Credit risk exposure to a counterparty is always preceded by a decision on a counterparty limit, which the exposure must not exceed. The volume of derivative contracts is included in the table in Note 14.

Credit risk exposure, impact on the financial statements

If a credit event appears likely, the credit risk exposure that provides credit risk in the balance sheet is carried at the amount expected to be received, discounted to present value as of the balance sheet date. There are no reserves for the under Basel II calculated expected loss amount, which has been calculated for all assets that represent exposures to financial institutions and corporates and for which SEK calculates the capital requirement according to Basel II IRB-method, regardless of whether a credit event appears likely or not, in the balance sheet.

Market risks

Market risks occur when the terms of a contract are such that the size of the payments linked to the contract or the value of the contract vary due to a market variable, such as an interest rate or exchange rate.

Internal Market Risk Measures

SEK’s policy allows net exposure to interest rate, currency and credit-related market risks. Other market risks must be hedged. All market risks are measured and reported regularly to the Asset and Liability Committee and the Board. In total, the concentration risk aspect forms only an insignificant contribution to market risk. The following describes how SEK internally measures and reports market risk. Risk neutrality for interest rate risk in debt-financed assets, senior debt and non- perpetual subordinated debt can only be achieved if the currency, interest rate terms and remaining maturity for the liabilities match the corresponding assets. Conditions are quite different when it comes to shareholders’ funds, as interest rate terms cannot be matched. Risk neutrality should, according to SEK’s approach, nourish the ambition to minimize earnings volatility as a starting point and relate to the shareholder’s return requirements on equity. According to prevalent capital market theory, the return requirement on equity consists of two separate parts, the risk-free rate and a risk premium. If the return requirement on equity could be expected to follow this theory, this would mean that the operating profit should not remain unchanged if interest rates were to change; on the contrary a change in interest rates that represent the proportion of the risk free rate should be considered risk-neutral. In addition to this theory, SEK has taken an assessment of the average maturity in the credit portfolio as a starting point and has also taken reinvestment risk into consideration. On the basis of these starting points SEK has defined zero risk in assets funded with shareholder’s funds as a maturity structure where 1/7 of the total portfolio matures every year from year 1 to year 7.

Interest rate risk in debt-financed assets, senior debt and non-perpetual-subordinated debt

The interest rate risk is calculated from a parallel shift in the yield curve of one percentage point. Perpetual subordinated debt with related hedging transactions, as well as assets in which shareholders’ funds are invested, are excluded from the calculation of these interest rate risks and limits.

Skr mn
Parallel shift	Limit	Risk
Total	70 (70)	37 (35)
of which inforeign currency		20 (35)
of which in Skr		17 (0)

Interest rate risk exposure; impact on the financial statements

If a change in interest rate levels occurs, its impact on the balance sheet depends on whether the transaction affected by the change in the interest rate level is reported at fair value according to the accounting regulations or not. The accounting regulations allow classification in separate accounting categories, of which some are accounted for at fair value, while others are accounted for at amortized cost. Of the company’s financial assets approximately 20 percent are reported at fair value in relation to interest rate risk. Approximately 40 percent of the company’s liabilities are reported at the value representing fair value for the components hedged in a hedging relationship and 40 percent are reported at fair value.

Basis risk

The differences in the interest rate basis for different currencies lead to a risk in the case of surpluses or deficits in borrowings in relation to loans in individual currencies over a specific period. The basis risk is calculated (with the exception of surpluses in Skr, USD and EUR) as the change in present value due to changes in interest rate bases by a certain number of basis points. Surpluses in Skr, USD and EUR are excluded from the calculation of basis risk since the majority of SEK’s lending is done in these currencies. Surpluses in these currencies may fairly immediately be transferred into a new type of lending, if desired. The internal limit for basis risk was Skr 190 million (2008: Skr 190 million) at the end of 2009. The basis risk amounted to Skr 107 million (2008: Skr 57 million) at the end of 2009.

Basis risk exposure; impact on the financial statements

If there is a change in market value of the assets and liabilities that constitute the basis risk, it normally affects the balance sheet and the profit and loss statement, since such exposures are mainly reported at fair value. The effect has been significant during 2009 (positive) and 2008 (negative), primarily related to the currencies USD/EUR, for which market value changes have occurred since the beginning of the financial crisis.

Rotation risk

Rotation risk is defined as the impact on SEK’s result and/or financial position that would occur as a result of an assumed rotation of the yield curve (a linear shift of, at most, 0.5 percentage points in each direction). For each currency, the yield curve may either be steeper or flatter (depending on the direction of rotation), and the absolute value of each currency’s contribution is totaled in order to see the greatest of these. (Internally, SEK reports the highest value of either the rotation risk or the risk of a parallel shift in the yield curve by one percentage point. Therefore there is no specific limit for rotation risk.) At the end of 2009 rotation risk amounted to Skr 20 million (2008: Skr 14 million).

Rotation risk exposure; impact on the financial statements

If there is a rotation of the interest rate curve, the impact on the balance sheet depends on whether the transaction that is impacted by the interest rate change is reported at fair value according to the accounting regulations or not. See Interest rate exposures above.

Interest rate risk in perpetual subordinated debt

The volume of perpetual subordinated debt at December 31, 2009 amounted to USD 350 million (2008: USD 350 million), corresponding to Skr 2,524 million (2008: 2,713). The interest rate risk was hedged with interest rate swaps with maturities between 2019 and 2034. The interest rate risk in perpetual subordinated debt is measured as the change in present value that arises from a parallel shift in the yield curve of a percentage point or a rotation of 0.5 percentage points. The maturity for perpetual subordinated debt has been approximated to 30 years and hedging has been carried out in order to match this maturity. Thus SEK measures an approximated interest rate risk related to perpetual subordinated debt. The risk inherent in a potential one-percentage-point parallel shift in yield curves was Skr 125 million at the end of 2009 (2008: USD 260 million). The risk is measured and reported as previously mentioned. There is no specific limit for this risk.

Interest rate risk exposure in perpetual subordinated debt; impact on the financial statements

In the financial statements a hedge relationship is presumed with respect to perpetual subordinated debt with a maturity corresponding to respective hedging instruments actual maturity, while the risk measure is based on a standard calculation. The difference is deemed not to have a material impact on the balance sheet. Effects of changed value related to perpetual subordinated debt and corresponding hedging instruments affected the operating profit before tax by Skr 72 million in 2009.

Interest rate risk in assets corresponding to equity

In order to ensure a long-term stable return on equity, SEK’s policy is to invest equity in SEK’s office building (Skr 0.1 billion), and securities with medium-term maturities. At year-end 2009, the volume of securities for this purpose amounted to approximately Skr 9.8 billion (2008: Skr 5.0 billion) with an average outstanding maturity of 3.2 years (2008: Skr 3.6 billion). The difference in volume between 2009 and 2008 arises from the fact that the capital injection received at the end of 2008 was invested at the beginning of 2009. The interest rate risk in assets corresponding to equity is calculated as a change in present value at a one-percentage-point parallel shift in yield curves for the assets compared with a benchmark portfolio according to the zero-risk definition. The interest rate risk according to this definition, which aims to reflect the risk-taking into account the shareholder’s demand for long-term return on equity, was Skr 43 million at the end of 2009. If the interest rate risk instead is measured according to external demands (IFRS), in which the previously mentioned benchmark portfolio is not allowed to be considered, the risk amounted to Skr —294 million (2008: Skr —155 million) at the end of 2009.

Interest rate risk exposure in assets corresponding to equity; impact on the financial statements

Assets corresponding to shareholders’ funds are subject to cash-flow hedging. The assets are, therefore, not reported at fair value. Derivatives hedging such assets are accounted for at fair value in the balance sheet. Value change effects related to derivatives hedging such assets, affected other total result before taxes by Skr 25 million in 2009 (2008: Skr 339 million).

Currency risk

The risk is calculated as a change in the value of foreign currency positions resulting from a ten-percentage-point change in the exchange rate for the Swedish krona. The internal limit for currency risks was Skr 15 million (2008: Skr 15 million) at the end of 2009. The currency risk amounted to Skr 4 million (2008: Skr 13 million) at the end of 2009.

Currency risk exposure; impact on the financial statements

All financial assets and liabilities are revalued at year-end exchange rates which means that all changes in exchange rates are reflected in the balance sheet and affect the income statement.

Other price risk

The company does not consider itself exposed to other market risks than those described above.

Other price risk exposure; impact on the financial statements

Financial assets and liabilities that are carried in accordance with the fair-value option and assets classified as available-for-sale are, at balance sheet date, valued at a fair value, including a credit spread. Such valuation has had considerable impact during 2009 and 2008, primarily related to the valuation of assets. Since the company intends, and has the ability to, hold its assets and liabilities to maturity the effect of such revaluations over time is considered not to be material.

Market risk measure IFRS

When measuring interest rate risk in accordance with IFRS (which means that some internally used approaches are not allowed to be accounted for in the measurement) a positive parallel shift in all yield curves upwards by one-percentage-point for all SEK’s interest-sensitive positions would have resulted in a market value change of Skr —190 million (2008: Skr 67 million). An equivalent calculation but with a negative shift of all yield curves would have resulted in a market value change of Skr 151 million (2008: Skr —172 million). The change in risk profile between 2009 and 2008 emanates primarily from the increased volume in regard to assets corresponding to equity.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition also includes legal risk.

Complementary information

Capital requirements

Since 2007, the capital required for the company has been calculated according to the Basel II regulations. Swedish legislators have chosen not to immediately allow the full impact of the Basel II regulations in those cases in which this would result in a lower capital requirement than a gradually reduced capital requirement calculated in accordance with the Basel I. Therefore, during the transitional period from 2007—2009, the capital requirement must be calculated in parallel in accordance with the older, less risk-sensitive, Basel I regulations. However, to the extent that the capital requirement, as calculated under Basel I regulations — reduced to 95 percent for 2007, to 90 percent for 2008 and to 80 percent for 2009, respectively — exceeds the capital requirement based on Basel II regulations, the capital requirement based on Basel 1 regulations shall constitute the minimum capital requirement during the transitional period. During 2009, the legislators decided to prolong the transitional period until 2011. The minimum capital requirement shall therefore be calculated according to Basel I reduced to 80 percent for the years 2009 until 2011. As of December 31, 2009 SEK’s total capital requirement (excluding Basel I-based transitional requirements) amounted to Skr 5,306 million (2008: Skr 5,126 million). (See detailed specifications below.) The aggregate amount of SEK’s large exposures on December 31, 2009, was 120 percent (2008: 81percent) of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to 8 counterparties (2008: 7 counterparties), or counterparty groups, of which the majority relates to combined exposures, for which more than one counterparty is responsible for the same payments.

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

Corporate exposures are mainly managed according to the IRB approach. The Export Credit Loan, which is a product aimed at small and mid-size companies, is, however, an exception. For these exposures, SEK applies the standardized approach. For asset-backed securities SEK applies the ratings- based method under the IRB approach.

Capital requirement operational risk

The regulations provide opportunities for companies to use different methods for calculation of capital requirement for operational risk. For calculations of this capital requirement the Basic Indicator Approach is available, which can be used without any permit from the Swedish Financial Supervisory Authority, along with the more advanced methods — the Standardized Approach and Advanced Measurements Approaches — which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates its capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions paid, net results of financial transactions, and other operational revenues.

Capital requirements operational risk

Skr mn
Basic indicator approach	251 (170)

Credit risk exposure

The table on the next page shows the breakdown of credit exposures to various exposure classes. In the table it can be seen, among other things, that exposure to central governments, regional governments and central export credit agencies is equivalent to around 46 percent (2008: 31 percent) of the company’s total exposure. (See also the graph, “Counterparty exposures (net) by rating and asset class December 31, 2009”

Amounts expressing gross exposures are shown before guarantees and credit derivatives while net exposures are reported after taking into consideration guarantees and credit derivatives.

Credit risk exposure

Skr billion	Gross exposure 31 December 2009	Share	Net exposure 31 December 2009	Share
Central governments	37.7 (14.6)	10% (4%)	33.6 (11.9)	8% (3%)
Goverment export credit agencies	0.0 (0.0)	0% (0%)	125.1 (72.2)	32% (22%)
Regional governments	13.2 (10.3)	3% (3%)	24.0 (21.2)	6% (6%)
Sum	50.9 (24.9)	13% (7%)	182.7 (105.3)	46% (31%)
Multilateral development banks	0.0 (0.1)	0% (0%)	0.4 (0.5)	0% (0%)
Financial institutions	118.5 (146.5)	30% (43%)	137.9 (157.5)	35% (46%)
Corporates	188.6 (125.5)	48% (37%)	38.7 (35.5)	10% (10%)
Asset backed securities	35.6 (45.4)	9% (13%)	33.9 (43.6)	9% (13%)
Retail	0.0 (0.1)	0% (0%)	0.0 (0.1)	0% (0%)
	393.6 (342.5)	100% (100%)	393.6 (342.5)	100% (100%)

The table below describes the company’s exposure per exposure class, gross and net, based on geographic breakdown

Gross exposure split by region and exposure classes

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0 (0.0)	7.9 (8.2)	0.0 (0.0)	0.0 (0.0)	0.4 (0.5)	3.2 (1.7)	13.8 (3.6)	12.4 (0.6)	37.7 (14.6)
Goverment export credit agencies	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)
Regional governments	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	10.7 (7.1)	2.5 (3.2)	0.0 (0.0)	13.2 (10.3)
Multilateral development banks	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.1)
Financial institutions	0.0(0.0)	2.1 (2.7)	16.1 (17.2)	4.9 (6.8)	0.3 (0.1)	36.0 (41.6)	7.3 (10.7)	51.8 (67.4)	118.5 (146.5)
Corporates	2.2 (2.6)	29.2 (20.1)	23.0 (19.1)	1.1 (1.0)	3.2 (3.5)	62.6 (37.2)	20.2 (18.8)	47.1 (23.2)	188.6 (125.5)
Asset backed securities	0.0 (0.0)	0.0 (0.1)	4.9 (5.3)	6.1 (7.9)	0.0 (0.0)	0.0 (0.4)	0.4 (0.5)	24.2 (31.2)	35.6 (45.4)
Retail	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)
	2.2 (2.6)	39.2 (31.1)	44.0 (41.6)	12.1 (15.7)	3.9 (4.1)	112.5 (88.1)	44.2 (36.8)	135.5 (112.5)	393.6 (342.5)

Net exposure split by region and exposure classes

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	3.2 (1.8)	14.1 (3.6)	16.3 (6.5)	33.6 (11.9)
Goverment export credit agencies	0.0 (0.0)	0.0 (0.0)	10.0 (10.0)	0.0 (0.0)	0.0 (0.0)	91.5 (30.8)	1.8 (1.5)	21.8 (29.9)	125.1 (72.2)
Regional governments	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	21.1 (17.5)	2.9 (3.7)	0.0 (0.0)	24.0 (21.2)
Multilateral development banks	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.4 (0.5)	0.4 (0.5)
Financial institutions	0.0 (0.0)	0.6 (0.4)	24.3 (24.0)	4.9 (6.8)	0.0 (0.0)	34.3 (38.8)	8.3 (12.4)	65.5 (75.1)	137.9 (157.5)
Corporates	0.0 (0.0)	0.8 (0.4)	0.8 (1.7)	0.0 (0.0)	0.0 (0.0)	23.6 (20.0)	8.0 (9.3)	5.5 (4.1)	38.7 (35.5)
Asset backed securities	0.0 (0.0)	0.0 (0.1)	4.9 (5.3)	6.1 (7.9)	0.0 (0.0)	0.0 (0.3)	0.4 (0.6)	22.5 (29.4)	33.9 (43.6)
Retail	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)
	0.0 (0.0)	1.4 (0.9)	40.0 (41.0)	11.0 (14.7)	0.0 (0.0)	173.7 (109.3)	35.5 (31.1)	132.0 (145.5)	393.6 (342.5)

The table below shows the company’s exposures broken down by maturity and exposure classes.

Gross exposure broken down by maturity (“M”) and exposure classes

Skr billion	< 1 år	> 1 år M < 3 år	> 3 år M < 5 år	> 5 år	Total
Central governments	25.9 (3.4)	1.9 (1.0)	1.2 (0.9)	8.7 (9.3)	37.7 (14.6)
Goverment export credit agencies	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)
Regional governments	7.1 (3.9)	3.3 (2.5)	1.5 (2.0)	1.3 (1.9)	13.2 (10.3)
Multilateral development banks	0.0 (0.1)	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)
Financial institutions	66.6 (61.4)	32.5 (56.3)	2.7 (10.5)	16.7 (18.3)	118.5 (146.5)
Corporates	22.5 (17.4)	43.2 (34.6)	41.0 (31.1)	81.9 (42.4)	188.6 (125.5)
Asset backed securities	2.9 (2.1)	18.1 (16.1)	6.1 (14.6)	8.5 (12.6)	35.6 (45.4)
Retail	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.1)
	125.0 (88.3)	99.0 (110.5)	52.5 (59.1)	117.1 (84.6)	393.6 (342.5)

Net exposure broken down by maturity (“M”) and exposure classes

Skr billion	< 1 år	> 1 år M < 3 år	> 3 år M < 5 år	> 5 år	Total
Central governments	26.8 (3.6)	1.6 (2.0)	0.8 (0.7)	4.4 (5.6)	33.6 (11.9)
Goverment export credit agencies	10.3 (7.7)	20.2 (16.5)	24.5 (12.5)	70.1 (35.5)	125.1 (72.2)
Regional governments	8.9 (4.9)	4.9 (3.9)	2.3 (3.0)	7.9 (9.4)	24.0 (21.2)
Multilateral development banks	0.2 (0.5)	0.2 (0.0)	0.0 (0.0)	0.0 (0.0)	0.4 (0.5)
Financial institutions	68.4 (63.3)	43.9 (63.1)	10.1 (17.2)	15.5 (13.9)	137.9 (157.5)
Corporates	7.5 (6.2)	10.0 (8.9)	8.8 (11.1)	12.4 (9.3)	38.7 (35.5)
Asset backed securities	2.9 (2.1)	18.2 (16.1)	6.0 (14.6)	6.8 (10.8)	33.9 (43.6)
Retail	0.0 (0.0)	0.0 (0.0)	0.0 (0.0)	0.0 (0.1)	0.0 (0.1)
	125.0 (88.3)	99.0 (110.5)	52.5 (59.1)	117.1 (84.6)	393.6 (342.5)

Counterparty risk in derivative contracts

For counterparty exposures that as a consequence of market value changes exceed the threshold amounts under ISDA Credit Support Annexes, credit support is demanded so that the counterparty exposures is reduced to an approved level. The positive gross value of all derivative contracts in the balance sheet was as of December 31, 2009, Skr 22.7 billion (2008: Skr 38.9 billion). After netting on the basis of the current ISDA Master Agreements (by counterparty), the exposure was Skr 7.5 billion (2008: Skr 18.3 billion), i.e., Skr 15.2 billion (2008: Skr 20.6 billion) less than the gross exposure. The counterparties had, as of December 31, 2009, provided Skr 3.9 billion (2008: Skr 2.4billion) in credit support. During 2009, credit support received amounted on average Skr 6.7 billion (2008: Skr 3.0 billion). At the end of 2009 SEK provided credit support under ISDA Master Agreements with different counterparties amounting to Skr 7.4 billion (2008: Skr 11.3 billion), reducing the counterparties’ total risk exposure for SEK by the corresponding amount.

Credit risk protection

Guarantees

SEK’s most important guarantors are various government export credit agencies. As of December 31, 2009, these guaranteed a total of Skr 125.1 billion (2008: Skr 72.2billion), which was equivalent to 32 percent (2008: Skr 22 billion) of total credit exposures. Skr 107.6 billion (2008: Skr 50.5 billion) covered corporate exposures, Skr 9.1 billion (2008: 21.7 billion) covered exposures to financial institutions, and Skr 8.4 billion (2008: Skr 0 billion) covered government exposures. The guaranteed corporate exposures are included in the class of financial instruments “Credits to the public”, the guaranteed exposures to financial institutions in the class “Credits to credit institutions” and the guaranteed exposures to governments in the class “Credits to the public”.

Credit derivatives

At year-end 2009, Skr 34.0 billion (2008: Skr 31.0 billion) of SEK’s assets was secured through CDSs (Credit Default Swaps) coverage obtained from 21 (2008: 20) different financial institutions. (SEK has not purchased any CDSs issued by so-called monolines.) Skr 31.9 billion (2008: Skr 28.8 billion) covered corporate exposures, Skr 1.7 billion (2008: Skr 1.8 billion) covered exposures in securitization positions and Skr 0.4 billion (2008: Skr0.4 billion) covered exposures to financial institutions. All exposures covered by CDSs are included in the class of financial instruments, “Other interest-bearing securities, except credits” or “Credits in the form of interest-bearing securities”. SEK has so-called collateral agreements in place with issuers of credit derivatives. These collateral agreements oblige the individual issuers of credit derivatives to provide collateral or cash settlements if the market value of the credit derivatives issued exceeds previously agreed levels (threshold values). All credit derivatives are covered by collateral agreements.

PD and migration

The table Net positions in PD dimension shows the exposures to financial institutions and corporates per risk class (rating) and probability of default (PD). The capital requirement calculations for exposures to these risk classes are based on the PDs stated in the tables. For other exposure classes, the capital requirement calculations are based on the risk-weights set by the Swedish Financial Supervisory Authority, based on internally set risk classes. During 2009, SEK revised its PD estimates. This measure was taken as a result of default statistics from Standard & Poor’s indicating that, during 2008, a relatively large number of defaults occurred among obligors that at the start of 2008 had very high credit quality. The revision implied increased PD estimates for the risk class BBB, and for classes with better credit quality. For the remaining rating classes, no changes to the PD estimates were made. PD estimates are displayed in Net exposure in PD dimension, per December 31, 2009 (and 2008).

The quality of SEK’s internally rated credit exposures has decreased compared with the previous year. See Net exposure in PD dimension, per December 31, 2009 and 2008 and the migration matrix below.  Note that the PD estimates are the company’s internal estimates. The Swedish Financial Supervisory Authority’s regulatory code 2007:1 states that for institutional and corporate exposures the PD must be at least 0.03 percent. SEK applies this basic rule in connection with its formal capital requirement calculations.

Net exposures in PD dimension, per December 31, 2009 (and 2008)

Skr billion Rating	PD	Financial institutions	Corporates
AAA	0.02% (0.01)	1.1 (5.9)	0.0 (0.0)
AA+	0.02% (0.01)	1.1 (0.2)	0.6 (1.0)
AA	0.04% (0.02)	15.1 (22.3)	0.0 (1.0)
AA-	0.05% (0.03)	29.8 (39.4)	1.3 (1.5)
A+	0.07% (0.05)	31.4 (40.0)	2.5 (4.3)
A	0.10% (0.08)	40.7 (30.7)	2.0 (3.1)
A-	0.15% (0.12)	9.0 (10.0)	4.8 (4.2)
BBB+	0.21% (0.19)	6.0 (5.8)	9.9 (7.3)
BBB	0.31% (0.29)	2.7 (1.1)	4.6 (4.8)
BBB-	0.44% (0.44)	0.1 (0.4)	8.3 (3.1)
BB+	0.86% (0.86)	0.4 (0.8)	2.2 (2.4)
BB	1.27% (1.27)	0.0 (0.0)	1.7 (0.4)
BB-	2.12% (2.12)	0.0 (0.3)	0.3 (0.4)
B+	3.39% (3.39)	0.0 (0.0)	0.0 (0.2)
B	9.22% (9.22)	0.0 (0.0)	0.0 (0.0)
B-	13.66% (13.66)	0.0 (0.0)	0.0 (0.1)
CCC	30.95% (30.95)	0.0 (0.0)	0.3 (0.1)
D	100% (100)	0.5 (0.5)	0.0 (0.1)
		137.9 (157.4)	38.5 (34.0)

Migration matrix, corporates and financial institutions under the IRB approach December 31, 2009

The migration matrix displays for counterparties, for which SEK applies the IRB- method, the rating breakdown by December 31, 2009, based on the rating as of December 31, 2008.

The table should be read row by row. The first row displays the breakdown by rating class as of December 31, 2009 of the counterparties that as of December 31, 2008 were rated ‘AAA’. Further, the second row displays the breakdown by rating class as of 2009 of the counterparties as of 2008 were rated ‘AA+’, etc. The shaded diagonal accordingly displays the share of counterparties, for which the rating was unchanged as of December 31, 2009, compared with December 31, 2008.

Asset-backed securities

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current ratings. Ratings in the table as of December 31, 2009, are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. Ratings in the table as of December 1, 2008 are stated as the lowest rating from Standard & Poor’s and Moody’s. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor´s or Moody´s at acquisition.

Net exposures Skr mn		December 31, 2009
Exposure	RMBS	Credit cards	Auto loans	CMBS	Consumer loans	CDO	CLO	Total	...of which rated ‘AAA’	...of which rated ‘AA+’	...of which rated ‘AA’		...of which rated ‘A+’		...of which CDO rated ‘CCC’
Australia	6,072							6,072	6,072
Austria			61					61	61
Belgium	880							880	880
Denmark							413	413	413
France			396		22			418	418
Germany			1,212	86				1,299	1,299
Irleand	1,306						462	1,767	1,306	173			289
Japan			26					26	26
Netherlands	1,445		47				398	1,889	1,843	47
Portugal	478							478	478
Spain	1,497		238		354		649	2,738	1,892	371	475
United Kingdom	12,026	984						13,009	13,009
United States		518				330	3,683	4,531	3,012	1,189					330	(1)
Total	23,703	1,501	1,980	86	376	330	5,605	33,582	30,708	1,780	475	(2)	289	(2)	330	(2)

(1)
These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the SEK has analyzed the expected cash flows of the assets. Based on information presently known, the SEK has recorded a total impairment of Skr 353 million for these assets.

(2)
Of the assets amounting to Skr 1,780 million rated ‘AA+’, the assets amounting to Skr 475 million rated ‘AA’, and the assets amounting to Skr 289 million rated ‘A+’,  as of December 31, 2009 a total amount of Skr 1,786 million still had the highest possible rating from at least one of the rating agencies.

Net exposures Skr mn		December 31, 2008
Exposure	RMBS	Credit- cards	Auto loans	CMBS	Consumer loans	CDO	CLO	Total	...of which rated ‘Aaa’	...of which rated ‘B’/‘Caa3’	...of which CDO rated ‘CC’/Caa3’
Australia	7,870							7,870	7,870
Belgium	930							930	930
Denmark							547	547	547
France			492		96			588	588
Germany			2,156	94				2,250	2,250
Irleand	1,603						496	2,099	2,099
Italy	156							156	156
Japan			53					53	53
Netherlands	1,869		124				600	2,593	2,593
Portugal	557							557	557
Spain	2,515		410		680		1,191	4,796	4,796
United Kingdom	14,042	1426						15,468	15,468
Sweden				317				317	317
United States		547				615	4,051	5,213	4,598	365	250	(3)
Total	29,542	1,973	3,235	411	776	615	6,885	43,437	42,822	365	250

(3)
This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 by Standard & Poor’s from ‘AAA’ to ‘CC’ and by Moody’s from ‘Aaa’ to ‘Caa3’. Due to the dramatic rating downgrade, SEK has analyzed the expected cash flows of the asset. Based on information known as of December 31, 2008, SEK has determined to write down the value of the asset by Skr 135 million.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Peter Yngwe
Peter Yngwe, President

Stockholm, Sweden

March 31, 2010

EXHIBIT INDEX

Exhibits

1.1

Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2008 filed by the Company on May 20, 2009 and incorporated herein by reference).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (No.: 001-08382) dated September 30, 1991 and incorporated herein by reference).

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

2.4

Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report on Form 6-K dated October 23, 2008 (No. 001-08382) and incorporated herein by reference).

2.5

Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333- 156118) dated December 15, 2008 and incorporated herein by reference).

2.6

Fiscal Agency Agreement dated June 5, 2009 relating to an unlimited aggregate principal amount of debt securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated June 5, 2009 relating to an unlimited aggregate principal amount of debt securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments (filed herewith).

2.8

Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and incorporated herein by reference).

2.9

English-language summary of the Terms and Conditions dated 5 February 2010 relating an unlimited principal amount of debt securities authorized to be issued under the Company’s Swedish MTN Programme (filed herewith).

2.10

ASX Austraclear Registry and IPA Services Agreement dated 14 October 2009 relating an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed herewith).

2.11	Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed herewith).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

15.2	Consent of Independent Registered Public Accounting Firm (filed herewith).

Pursuant to Instruction 2(b)(i) in the “Instructions as to Exhibits” in Form 20-F, various instruments defining the rights of holders of long-term debt securities issued by the Company are not being filed herewith because such debt securities are not registered with the Commission and the total amount of debt securities authorized under each such instrument does not exceed 10% of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the Commission upon request.