Form 20-F
period 2011-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2012-03-19
CIK 352960

As filed with the Securities and Exchange Commission on March 19, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the securities Exchange Act of 1934

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

Klarabergsviadukten 61-63, Stockholm, Sweden
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

ELEMENTSSM Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Agriculture Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Energy Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Metals Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the MLCX Biofuels Index (Exchange Series) — Total Return due February 13, 2023	NYSE ARCA, Inc.

ELEMENTSSM Linked to the MLCX Grains Index — Total Return due February 14, 2023	NYSE ARCA, Inc.

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (the “ Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly-owned subsidiaries-AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries” and together with the Parent Company, “SEK”, the “Consolidated Group” or the “Group”). In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2010: Skr 10 million)” means that the relevant figure for 2010, or at December 31, 2010, as the context requires, was Skr 10 million.

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

•                          Potential changes in law or regulation; and

ii

•                          Adverse developments in emerging market countries.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated statement of comprehensive income data for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and the consolidated statement of financial position data as of December 31, 2011, 2010, 2009, 2008 and 2007 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB), and as adopted by the European Union (herein “IFRS”).

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

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2011	2010		2009	2008	2007
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

Net interest revenues	1,870.8	1,898.5		1,994.3	1,543.3	833.1
Operating income	2,500.4	4,395.9		3,097.2	1,099.5	810.3
Operating profit (A)	1,889.1	3,939.7		2,368.6	185.2	497.0
Net profit (after taxes)	1,399.5	2,891.7		1,727.3	143.9	345.9
Proposed dividend per share (Skr)	105.26	75.44	(C)	129.83	—	—
Total comprehensive income	1,699.3	1,521.7		3,060.9	343.6	238.7
Ratios of earnings to fixed charges (B)	1.23	1.38		1.21	1.02	1.05

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

(C)                     For the year 2010, an additional special dividend of Skr 1,890.0 million was also paid, due to the gain realized from the sale of Swedbank shares. This special dividend is not accounted for in the table.

	December 31,
(In Skr mn, unless otherwise stated)	2011	2010	2009	2008	2007
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Total loans outstanding (D)	195,599.9	179,656.4	185,832.4	158,678.0	109,286.8
Total assets	319,701.9	339,687.6	371,588.0	370,014.2	297,236.8
Total debt	276,419.8	303,261.9	327,938.0	312,791.0	272,289.4
of which subordinated	3,174.4	2,590.3	3,142.8	3,323.5	2,837.0
Equity	13,968.1	12,569.8	13,455.2	10,394.3	4,610.4
of which share capital	3,990.0	3,990.0	3,990.0	3,990.0	990.0
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	990,000
Total liabilities and equity	319,701.9	339,687.6	371,588.0	370,014.2	297,236.8

(D)                    Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest bearing securities. Certain deposits with banks and states are not a part of total loans, although they are included in the items Loans to Credit Institutions and Loans to the Public in the statement of financial position. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

B                   Foreign Exchange Rates

The Group’s presentation currency is the Swedish kronor (“Skr”). The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

The average of the exchange rates on the last day of each month during the period.

Calendar Year	High	Low	Average (A)	Period End
2011	6.9759	6.0050	6.4941	6.9234
2010	8.0593	6.5145	7.2053	6.7571
2009	9.2863	6.7908	7.6028	7.1532
2008	8.4858	5.8346	6.6424	7.8770
2007	7.1060	6.2356	6.7232	6.4568

(A)      The average of the exchange rates on the last day of each month during the period.

Calendar Month 2011	High	Low
October	6.9278	6.3644
November	6.9678	6.5540
December	6.9759	6.7169

Calendar Month 2012	High	Low
January	6.9992	6.7464
February	6.7934	6.5585
March 1st until March 16th	6.8522	6.6206

The noon buying rate on March 16, 2012 was $1.00 = Skr 6.7489

No representation is made that Swedish krona amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

C                   Risk factors

Disruptions in the financial markets or economic recessions may have an adverse effect on SEK’s ability to repay its debt.

SEK’s financial performance, as represented in its statement of financial position and of comprehensive income, may be adversely affected by a number of factors, many of which are outside the Group’s control. Recent disruptions in the international financial markets and the recent worldwide recession had direct and indirect effects on SEK’s business volumes, profitability, and asset quality and its ability to finance its operations.  Future such disruptions or global recessions may reduce the Group’s ability to repay its debt.  In addition, certain major economies around the world are currently in recession or have experienced low growth or economic stagnation in recent periods. This, or any return to recessive conditions in any significant market that has recently emerged from recession, may ultimately impact the industrial development of commercial or industrial entities in countries around the world, which could also affect the business volumes, profitability or asset qualities of the Group.  There can be no certainty that measures taken by various governments and monetary authorities will succeed in re-establishing, on a sustainable basis, the conditions necessary for economic growth. Therefore, uncertainty remains as to the future global economic outlook, and many countries’ economies could experience long periods of slow growth or recurring recessions.

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

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect business and consumer spending, bankruptcy rates and asset prices, among other things, creating a greater likelihood that more of SEK’s customers or counterparties could require less credit or become delinquent in their loans or other obligations to SEK. SEK has, in the recent past, been forced to write down the value of some of its assets as a result of disruptions in the financial markets, and SEK may be forced to do so again in future periods. Such disruptions may affect the recoverability and value of SEK’s assets and require an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or ability to repay debts.

Risks related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in errors, affect operating results and cause investors to lose confidence in our reported results.

Management identified a significant deficiency in the Group’s internal control over financial reporting in its evaluation of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2009 due to a deficiency in marking-to-market certain financial instruments as of December 31, 2009. SEK has made efforts to address this deficiency and as of December 31, 2010 and December 31, 2011 the deficiency had been remediated. SEK’s financial reporting, however, remains subject to the risk that it may identify material weaknesses or significant deficiencies in its internal controls over financial reporting in future periods.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. Continuing market turmoil and ongoing recessions in certain major countries have made it very difficult for many issuers to obtain financing, especially with longer maturities. Continued market disruptions may make such funding more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations. In addition, in the wake of the financial disruptions from 2008 and onwards, there have been recent proposals of new stricter regulations under the Basel-regime with regard to capital adequacy and liquidity coverage. These stricter regulations will mean that financial institutions in general will need to have a larger capital base in relation to their risk-weighted assets as well as have better matched funding in relation to their obligations. Furthermore, tighter rules on which assets that can be defined as liquidity reserves as well as higher requirements on clearing of derivatives are important parts of the pending regulations. If these proposed regulations come into force, the rules will increase the costs of funding for all financial institutions, including SEK, even if SEK’s management judges that SEK does not have a relative disadvantage of the new rules compared to many other financial institutions.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Credit rating agencies are also increasing their scrutiny of all issuers, particularly financial institutions. Factors that are significant in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short- and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. In particular, the public policy role of SEK and corresponding level of government support might receive greater scrutiny from the rating agencies in the near future, as similar institutions within the Nordic region have recently experienced dramatic changes in their government’s definition of their public policy role. Notwithstanding regular confirmation from SEK’s owner (the Swedish State) of its continued support for SEK’s current public policy role, it cannot be entirely discounted that this view could change in the future. Deterioration in any of these factors or any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

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

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks. If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, impairing its ability to timely repay or refinance its debts. In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions may impose strain on the availability and effectiveness of hedging instruments or strategies and could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Group is subject to exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value in Swedish currency of the Group’s foreign-currency obligations. The values of a majority of the items presented in the statement of financial position are subject to fluctuations as a result of changes in the U.S. dollar/Swedish krona and the euro/Swedish krona exchange rates, as well as exchange rates against other currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations. As part of its ordinary business activities, SEK has a material amount of euro-denominated assets reported in its statement of financial position as well as euro-denominated debt. Because of uncertainty surrounding the capacity of countries’ ability within the EMU to handle the financial problems many of these countries are experiencing, the euro may fluctuate against the Swedish krona or any other currency in which SEK has assets or liabilities. SEK might be harmed by such fluctuations in exchange rates, even if not directly exposed to it.

Increasing competition may adversely affect SEK’s income and business.

Competition in the Group’s business is based on service, product innovation, product features, price, commission structures, financial strength and name recognition. The Group competes with a large number of other credit institutions, including domestic and foreign bank, as well as from direct or indirect financing programs of exporters themselves. Some of these institutions offer a broader array of products or have more competitive pricing or greater financial resources with which to compete than SEK. Increasing competition may have significant negative effects on the Group’s financial performance if the Group is unable to match the products and services of its competitors or has to impose negative changes to its prices or rates in order to compete for customer business, investments or financing. Such changes could have material adverse effects on SEK’s business and its ability to repay debts.

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

Changes in law or regulation may adversely affect SEK’s business.

SEK’s business is subject to regulation and regulatory oversight. Any significant regulatory development could affect the manner in which SEK conducts its business and SEK’s results of operations.

SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which SEK operates. Financial regulators around the world have responded to the recent crisis by proposing significant changes to the regulatory regime applicable to financial service companies such as ours. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden) could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay debts. As previously discussed, there have been recent proposals of new, stricter regulations under the Basel-regime with regard to capital adequacy and liquidity coverage. These stricter regulations will mean that financial institutions in general will need to have a larger capital base in relation to their risk-weighted assets as well as have better matched funding in relation to their obligations. Furthermore, tighter rules on which assets that can be defined as liquidity reserves as well as higher requirements on clearing of derivatives are important part of the pending regulations. If these new regulations come into force, the rules detrimentally affect SEK’s business by limiting the volume and type of liquid assets SEK could invest in, putting restraints on the lending to SEK’s customers with regard to long-term financing. New regulations may also put restraints on the way SEK can conduct its business with regard to derivatives, if those derivatives are not cleared through a central clearing house. Other pending regulations that could harm SEK include IFRS 9 that will come into force in 2015. IFRS 9 will replace IAS 39 with regard to accounting rules for financial instruments. IFRS 9 may lead to higher costs for SEK under the adoption period in order to be able to apply IFRS 9 which might have negative impact for the cost of funding for SEK.

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

Natural disasters, political unrest and other factors beyond SEK’s control may disrupt financial markets and economic conditions in markets that SEK relies on.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although this has not been the case to date, natural disasters, such as the 2011 earthquake and tsunami in Japan, may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A                   History and Development

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) is a “public company” under the Swedish Companies Act. It is wholly owned by the Swedish state through the Ministry of Finance (“Sweden” or the “State”).

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

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Klarabergsviadukten 61-63, Stockholm, Sweden; and the Parent Company’s telephone number is +46-8-613-83-00.  The Parent Company’s authorized representative in the United States is the Swedish Trade Council; the Trade Council’s contact information is as follows:

Swedish Trade Council
The News Building
220 E. 42nd Street
Suite 409A
New York, NY 10017
Tel. No.: (212) 507-9001

B                   Business Overview

SEK provides financial solutions for the Swedish export industry with the aim of promoting the development and international competitiveness of Swedish industry and trade. Its business activities are concentrated on lending to Swedish exporters and their customers through corporate lending, export lending, structured financing, project financing, trade financing and leasing. In addition, SEK offers financial advisory services. SEK offers its solutions to corporations and financial institutions as well as domestic and international investors. SEK extends loans, on commercial terms at prevailing fixed or floating market rates of interest in “SEK exclusive of the S-system”, as well as loans on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates in the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK in return for compensation.

SEK’s mission has developed over the years since SEK began its operations in 1962. From its roots and base in export credits, SEK’s product range has expanded to more broadly promote the development of Swedish commerce and industry and particularly the Swedish export industry. However, SEK is a niche operator in the financial market. SEK works mainly with lending and as a result of this SEK acts as a complement to the banks which are active in Sweden. SEK’s unique position means that SEK cooperates with banks and other financial institutions. Over the years, SEK has been active in the creation of new financial solutions. SEK’s niche specialization in long-term export-related financing, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments.

SEK has sought to broaden both its range of services and its customer base in previous years in response to changes in demand and the new market opportunities. However, since the financial crisis of late 2008, SEK has concentrated its efforts on its core customers, companies in the Swedish export industry. Nonetheless, SEK also is involved as a financial advisor for international projects even if these services are not a material part of SEK’s total business activities. Since 2010, SEK has carried out extensive work to define and clarify its role and position in order to meet future challenges.

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

Despite the liquidity shortage that occurred in 2008 and 2009 (and especially during the latter half of 2008), much of the Swedish export industry continued to do well, and SEK experienced significant demand for financing throughout 2009. During 2010 and 2011 Swedish export companies were more able to fund themselves directly through the capital markets and that fact, together with strong performance in the export industry, resulted in a decline in demand for financing. Meanwhile emerging economies, especially Asian markets, are continuing their strong development, with increasing purchasing power and increasingly modern and developed infrastructure. The Swedish export industry is largely focused on infrastructure, telecoms, energy supply, transport and environmental technology — all areas that are enjoying strong demand in emerging economies.

SEK has certain limited exposures towards countries in Europe which have been under significant economic pressure in recent periods, including Ireland, Italy, Portugal and Spain. SEK has not, however, deemed it necessary to make any write-downs related to these exposures. During 2011, these exposures have decreased and there were no exposures to counterparties in Greece. See Note 27 to the consolidated financial statements for information on exposures towards different European countries. The Japanese capital market has traditionally been an important market for SEK´s funding. SEK has been active in this market for a long time. However, part of SEK’s policy is to be independent of any specific market and SEK is therefore striving to be active in many different geographical markets for its funding.

In December 2008, SEK received an infusion of Skr 3.0 billion in new capital from its owner, the Swedish State and also received from the Swedish State the totality of the shares of Venantius AB, valued at approximately Skr 2.4 billion, as a part of the State’s program to strengthen SEK’s capacity to finance the Swedish export industry. In December 2009, Venantius’ remaining loan portfolio (with a carrying amount of less than Skr 100 million at that time) was acquired by an external counterparty. Therefore, there were no outstanding loans in SEK’s consolidated balance sheet related to Venantius on December 31, 2010 or on December 31, 2011.

In order to further enhance the possibility for SEK to promote the Swedish export industry, on February 5, 2009 the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. In 2010, the parliament also has authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). In January 2011 and 2012, both the loan facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. SEK has not to date experienced a need to use the loan facility or purchase any of the Swedish government guarantees.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was placed with a number of Swedish and international institutional investors. SEK had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010 and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish State, on December 15, 2010. For further information regarding SEK’s stake in Swedbank AB and SEK’s related dispute with Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), see Note 23 to the Consolidated Financial Statements and Item 8 Legal Proceedings.

On April 13, 2011, SEK sold all of the shares in its wholly-owned subsidiary AB SEKTIONEN to a company in the LMK Industri AB Group. The sale generated a positive result of Skr 105.1 million for SEK, which was reported as other operating income. See Note 7 to the Consolidated Financial Statements. AB SEKTIONEN’s principal asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to the new, rented, premises it currently occupies. AB SEKTIONEN’s only operating business before the sale was to rent its building to SEK.

The Board of Directors resolved on March 16, 2012, to propose to the Annual General Meeting to be held on April 26, 2012, that a dividend in the aggregate amount Skr 420.0 million (or Skr 105.26 per share) should be paid to the shareholder in relation to financial year 2011.

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

The following table summarizes SEK’s loans outstanding, including the S-system and debt outstanding at December 31, 2011 and 2010:

	At December 31,
Skr mn	2011	2010
Total loans outstanding(A)	195,600	179,656
Total debt outstanding (B)	276,420	303,262

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

(B) Includes subordinated debt of Skr 3,174.4 million and Skr 2,590.3 million as of December 31, 2011 and 2010 respectively.

Lending Operations - General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2011:

	Year ending December 31,
Skr mn	2011	2010
Offers of long-term loans accepted	51,249	48,749
Total loan disbursements	–57,673	-39,008
Total loan repayments	41,113	37,518
Total net increase/ (decrease) in loans outstanding	15,944	-6,176
Loans outstanding	195,600	179,656
Loan commitments outstanding but undisbursed (A)	25,072	38,205

(A)      If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the commercial and financial institutions’ need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of disbursements of loans as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans” and amounted on December 31, 2011 and 2010 to Skr 25,071.8 million and Skr 38,205.2 million, respectively. See the Statement of Financial Position in the Consolidated Financial Statements.

Total loans outstanding by type of loan:

Skr mn	2011	2010	2009	2008	2007
Total lending for export of durable products	102,566	80,050	68,120	64,937	38,646
Other lending related to export	71,729	76,809	90,802	65,988	50,627
Lending related to infrastructure	21,305	22,797	26,910	27,753	20,014
Total	195,600	179,656	185,832	158,678	109,287

Most of the loans granted by SEK are granted to purchasers of Swedish exports. Measured by revenues, the largest market for the export of goods from Sweden is Western Europe. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its counterparty risk exposure policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties from which SEK accepts counterparty risk exposure.  For additional information on SEK’s approach to risk, see Note 30 to the Consolidated Financial Statements.

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government agencies, such as the Swedish EKN, the Export Import Bank of the United States (“USEXIM”), the UK’s Exports Credits Guarantee Department of the United Kingdom (“ECGD”), the Compagnie Financière pour la Commerce Extérieure (“Coface”) of France and Hermes Versicherungs AG of Germany, as well as financial institutions and, to a lesser extent, commercial entities. All counterparties are analyzed and receive an internal rating in accordance with SEK’s internal ratings methodology. The rating scale comprises 18 ratings from ‘AAA’ to ‘D’. The amount of risk SEK is willing to accept on any one counterparty is defined by a limit. Credit risk is allocated to a guarantor according to SEK’s policy and therefore, when disclosing credit risk net exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties.

The following tables shows SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) at December 31, 2011 and 2010.

Gross exposure by region and exposure class, as of December 31, 2011

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0	7.6	—	—	0.2	3.3	2.5	1.8	15.4
Government export credit agencies	0.7	—	—	—	—	—	0.0	—	0.7
Regional governments	—	—	—	—	—	9.7	1.3	—	11.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.6	1.2	6.7	4.4	—	22.0	10.6	30.3	75.8
Corporates	2.0	34.8	18.6	0.8	3.9	71.1	17.1	46.3	194.6
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	3.3	43.6	28.7	8.8	4.1	106.1	31.5	87.5	313.6

Gross exposure by region and exposure class, as of December 31, 2010

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0	7.8	—	—	0.3	2.1	3.6	6.6	20.4
Government export credit agencies	—	—	—	—	—	—	0.0	—	0.0
Regional governments	—	—	—	—	—	12.9	1.6	—	14.5
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.6	0.9	11.7	5.5	—	31.8	12.2	36.1	98.8
Corporates	2.2	26.7	20.5	0.9	3.9	68.2	17.6	46.7	186.7
Securitization positions	—	0.0	4.3	4.6	—	—	—	16.5	25.4
Total	2.8	35.4	36.5	11.0	4.2	115.0	35.0	105.9	345.8

Net exposure by region and exposure class, as of December 31, 2011

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	0.7	—	—	—	3.9	2.5	5.9	13.0
Government export credit agencies	—	—	6.4	—	—	99.2	2.4	15.1	123.1
Regional governments	—	—	—	—	—	17.5	1.6	—	19.1
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	0.8	9.7	4.4	—	19.1	13.3	39.2	86.5
Corporates	—	1.6	0.5	—	0.2	39.1	9.0	5.0	55.4
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	—	3.1	20.0	8.0	0.2	178.8	28.8	74.7	313.6

Net exposure by region and exposure class, as of December 31, 2010

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	—	—	—	—	2.9	3.6	10.0	16.5
Government export credit agencies	—	—	8.4	—	—	96.2	1.5	17.7	123.8
Regional governments	—	—	—	—	—	21.8	1.9	—	23.7
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	0.7	17.5	5.5	—	29.0	13.0	48.4	114.1
Corporates	—	0.6	1.4	—	0.1	28.9	7.3	5.0	43.3
Securitization positions	—	0.0	4.4	4.6	—	—	—	15.0	24.0
Total	—	1.3	31.7	10.1	0.1	178.8	27.3	96.5	345.8

SEK has no exposure to subprime, Alt-A, negative amortizing or other high-risk lending, including loans which have been modified or would otherwise qualify as a troubled debt, other than the very limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements. As disclosed in Note 9 to the Consolidated Financial Statements, the two subprime-related CDOs that SEK is exposed to have been impaired due to an expected future inability of the relevant counterparties to fulfill the related contractual agreements.

Provisions for incurred impairment losses are made if and when SEK determines that it is probable that the obligor under a loan, or another asset held, and any existing guarantee or collateral, will fail to cover SEK’s full claim. Such determinations are made for each individual loan or asset. Objective evidence consists of significant financial difficulties affecting the issuer or debtor, outstanding or delayed payments or other observable factors, which suggest a measurable decrease in expected future cash flows. If there is objective evidence that an impairment loss on loans or receivables has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit and loss.

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

Net credit losses:

	For the Year Ended December 31,
Skr mn	2011	2010	2009	2008	2007
Net credit losses	-125.1	-119.7	-436.0	-561.8	—
Reversal of previous write-downs	10.0	126.9	153.0	4.8	—
Net impairments and reversals	-115.1	7.2	-283.0	-557.0	—
Recovered credit losses	4.2	1.0	36.7	4.7	—
Net credit losses	-110.9	8.2	-246.3	-552.3	—
of which related to loans(1)	12.9	92.8	56.7	-387.9	—
related to liquidity portfolio(1)	-123.8	-84.6	-303.0	-164.4	—

(1)          For the definition of loans and liquidity, see Note 11 to the Consolidated Financial Statements. SEK had no credit losses, recoveries or reversals of previous write-downs in 2007.

Changes in reserves of financial assets:

	For the Year Ended December 31,
Skr mn	2011	2010	2009	2008	2007
Balance brought forward	-561.1	-939.9	-1,028.5	—	—
Carrying value at acquisition	—	—	—	-472.1	—
Impaired financial assets sold	—	371.6	371.6	0.6	—
Net impairments and reversals	-115.1	7.2	-283.0	-557.0	—
Balance carried forward	-676.2	-561.1	-939.9	-1,028.5	—
of which related to loans(1)	-33.5	-41.6	-472.4	-864.1	—
of related to liquidity portfolio(1)	-642.7	-519.5	-467.5	-164.4	—

(1) For the definition of loans and liquidity, see Note 11 to the Consolidated Financial Statements. SEK had no reserves in 2007.

SEK exclusive of the S-system

Outside of the S-system, (or in “SEK exclusive of the S-system,” as we refer to the business of SEK other than the S-system), SEK reports loans in the following categories:

Loan Types and Underwriting Policies

Medium and long-term loans for the financing of exports of capital goods;

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

(e)          loans for investments in infrastructure to promote Swedish industry and commerce

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

Loans outstanding (exclusive of those under the S-system) as of the dates indicated were distributed among SEK’s various categories of loans as follows:

Loans outstanding (exclusive of the S-system) by type of loans:

	As of December 31,
Skr mn	2011	2010	2009	2008	2007
Lending for export of durable products	68,339	56,061	53,806	54,842	29,859
Other lending related to export	71,729	76,809	90,802	65,988	50,627
Lending related to infrastructure	21,305	22,797	26,910	27,753	20,014
Total	161,373	155,667	171,518	148,583	100,500

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

Guarantees and Credit Default Swaps

If a guarantee or credit default swap is entered into for risk-mitigating purposes the instrument protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in some cases interest) as long as the issuer of the guarantee or credit default swap is financially sound. The amount so protected is ordinarily 75%-100% of the principal amount.  Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies. For export loans, where the ultimate borrower may have relatively low creditworthiness, guarantees from export credit agencies (“ECAs”) and banks are normally used.

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

Offers granted by the Group for loans that borrowers accepted (exclusive of those under the S-system) were distributed among SEK’s various categories of loans as follows on December 31, 2011 and December 31, 2010.

Offers accepted, type of loan

Skr mn	2011	2010
End customer financing	22,735.4	15,602.0
Direct customer financing	20,548.6	24,387.5
Total	43,284.0	39,989.5

Of the total volume of offers accepted during 2011, Skr 7.3 billion (2010: Skr 8.6 billion) had not been disbursed in the end of respective reporting period. If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the customer’s need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2011.

	Percentage of loan offers accepted
Currency in which loan is denominated	2011	2010
Swedish kronor	24%	24%
Euros	21%	36%
U.S. dollars	42%	34%
Other	13%	6%
Total	100%	100%

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

Pursuant to agreements between SEK and the State, as long as any loans or borrowings remain outstanding under the S-system, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the State. SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any loan losses that may be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these loans as well. All of the loans for lending under the S-system are reported on SEK’s statement of financial position. SEK has consequently presented the operations of the S-system in the statement of comprehensive income as the amount of net commission received, accounted for as interest income rather than present the gross amounts collected and paid in accordance with the agreement with the Swedish State. In general, loans under the program are made with State guarantees administered by the Exportkreditnämnden (EKN) (Sweden’s Export Credits Guarantee Board). All such loans granted by SEK must also undergo SEK’s customary approval process.

The following table sets forth the volumes of offers accepted, undisbursed loans at year end, new loans disbursed and loans outstanding at year end under the various programs in the S-system for each year in the two-year period ended December 31, 2011. 2009 was a significant year due to the financial crisis with very high volumes of Export Finance both at market rates and under the CIRR loans program.

The volumes have stabilized at substantially lower levels in 2010 and 2011. The trend for the last three years has been that approximately half of the volumes are closed in the CIRR loans program with the other half closed at market rates. The CIRR interest rates have been attractive in this market characterized by low interest rates however; many customers still choose market rates. In general, Export Finance volumes are higher now than prior to the Lehman crisis and are expected to increase again due to financial turmoil in today’s market.

	Concessionary Loan Program		CIRR-loans		Total
Skr mn	2011	2010	2011	2010	2011	2010
Offers accepted	0	43	7,965	8,717	7,965	8,760
Not disbursed loans at year-end	207	311	8,829	16,259	9,036	16,570
New loans disbursed	104	209	14,001	13,939	14,105	14,148
Loans outstanding at year-end	841	779	33,386	23,210	34,227	23,989

Loans outstanding in the S-system by type of loan

Skr mn	2011	2010	2009	2008	2007
Lending for export of durable products	34,227	23,989	14,314	10,095	8,787
Other lending related to export	n.a	n.a	n.a	n.a	n.a
Lending related to infrastructure	n.a	n.a	n.a	n.a	n.a
Total	34,227	23,989	14,314	10,095	8,787

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

The following table illustrates the counterparties for the Group’s outstanding loans and guarantees as of December 31, 2011 and December 31, 2010. Although most loans fall into more than one category for any given loan, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger in terms of creditworthiness.

Percentage of Total Loans Outstanding

	2011	2010
Loan credit exposure to Swedish State guarantees via EKN(A)	44%	44%
Loan credit exposure to Swedish credit institutions(B)	5%	6%
Loan credit exposure to foreign bank groups or governments(C)	21%	22%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	14%	13%
Loan credit exposure to municipalities	6%	6%
Loan credit exposure to other foreign counterparties, primarily corporations	10%	9%
Total	100%	100%

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

(B)  At December 31, 2011, loans in this category amounting to approximately 2.7 percent (2010: 3.7 percent) of total loans were obligations of the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C)  At December 31, 2011 principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including guarantees in the form of bank guarantees or credit derivatives.

(D)  At December 31, 2011, approximately 9.9 percent (2010: 8.8 percent) of the total loan credit exposure represented loans to  the ten largest Swedish corporations.

See also Note 27 to the Consolidated Financial Statements.

C                                  Organizational Structure

SEK has the following two segments, as defined in IFRS 8 Segment reporting: “direct customer financing”, and “end-customer financing”.  SEK organizes its activities in these segments into two main business areas which are correlated to the above business segments in accordance with financial reporting requirements: Corporate and Customer Finance, and Structured Finance. In addition, SEK has a Customer Relations Management (“CRM”) function which is responsible for all customer relations contacts with different customers and cooperates intensively with the business areas, and Funding and Treasury groups, which operate outside of the two main business areas.

Corporate and Customer Finance, and Structured Finance.

The business areas are responsible for all business activities in corporate lending, export credits, project finance, trade finance, leasing, customer finance and other structured finance projects including financing in local currencies, as well as origination within their business areas. Corporate lending is classified as direct customer financing, and Customer finance and Structured Finance are end-customer financing.

Funding and Treasury.

Funding is responsible for managing SEK’s long-term borrowing program and Treasury is responsible for treasury activities, short-term funding as well as liquidity management. See also Item 5, “Operating and Financial Review and Prospects — Liquidity, Capital Resources and Funding — Liquidity”.

In addition, SEK maintains a risk control unit and a compliance function, which operate independently of the business areas. See also Note 30 to the Consolidated Financial Statements. In November 2011, after the preparation of the Audit Committee, SEK’s Board of Directors decided that the independent internal audit function would be outsourced to an external company from 2012. SEK’s Board of Directors has appointed KPMG to be responsible for the independent internal audit function during 2012 and they have commenced their assignment in January, 2012.

Swedish Government Supervision.

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

In 2011, the Swedish Financial Supervisory Authority initiated an industry-wide inquiry of financial institutions’ reporting of financial instruments they hold. SEK is co-operating with this inquiry and the outcome of it is not yet available.

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

In July 2005, SEK submitted an application to the Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basel II. In March 2007, the Supervisory Authority finally determined that SEK can use an Internal Ratings Based Approach when calculating risk-weighted claims under Basel II based on legislation adopted in Sweden beginning in 2007. Reporting under the new rules was done for the first time as of March 31, 2007.

Pillar 3 concerns, and places demands on, improved openness and transparency and how institutions report on their operations to the market and the public. SEK reported in accordance with Pillar 3 for the first time in 2009. See Note 26 to the Consolidated Financial Statements for further details on the capital adequacy of SEK and for a discussion regarding Basel II and its effects.

The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee. The principal measure of capital adequacy is a capital to risk-weighted assets ratio, which compares the capital base to the total of risk-weighted assets and off-balance sheet items. The capital base is divided into two components, one of them being “core” or Tier-1 capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Prior to December 2008, Non-cumulative preferred shares and similar instruments could not be included in Tier -1 capital to the extent they exceed 15 percent of the Tier-1 capital other than non-cumulative preferred shares and similar instruments. In December 2008, the Swedish Financial Supervisory Authority promulgated new regulations concerning the calculation of primary capital with the effect that credit institutions and securities companies are now permitted to maintain a larger proportion of “Tier-1-eligible capital” in their Tier-1 capital. This capital may constitute up to 30 percent of the total amount of Tier-1 capital, in comparison to the previously allowed 15 percent.

The other component in the capital base is “supplementary” or “Tier-2” capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with original terms of at least five years (with a deduction of 20 percent for each of the last five years prior to maturity). Assets are assigned a weighting based on relative credit risk depending on the debtor or the type of collateral, if any, securing the assets. Under the new regime, Basel II, a greater emphasis is placed on ratings and all of SEK’s counterparties are internally rated by SEK in order to meet the capital requirements. The minimum capital ratio requirement under Pillar 1 is 8 percent, and not more than 50 percent of an institution’s regulatory capital may comprise supplementary capital. SEK’s policy is to maintain a strong capital base, well in excess of the regulatory minimum.

At December 31, 2011, SEK’s total regulatory capital ratio was 23.3 percent (2010: 22.4 percent) and its Tier -1 ratio was 23.3 percent (2010: 22.4 percent). The ratios for 2011 reflect changes in the capital adequacy rules that came into force at the end of 2011. The new rules include that a reduction is made to the capital base in the form of a price adjustment. The price adjustment should reflect effects on the fair value of certain assets under a stressed scenario. See also Note 26 to the Consolidated Financial Statements.

According to Swedish Financial Supervisory Authority regulations FFFS 2007:1, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s capital base. The aggregate amount of SEK’s large exposures as of December 31, 2011, was 307.9 percent of SEK’s total capital base, and consisted of risk-weighted exposures to 22 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2010: 277.5 percent and 20 different counterparties or counterparty groups). The changes in large exposure rules came into force on December 31, 2010, with transitional rules applicable through to the end of 2012. According to these rules, financial institution exposures are treated in the same way as corporate exposures. A 100 percent weighting is applied for these exposures, instead of the previous 20 percent weighting. SEK applies the transitional rules, which enable the previous method of treatment to be applied to those financial institution exposures incurred no later than 2009. Exposures to financial institutions incurred since December 31, 2009, however, have 100 percent weighting. SEK complies with these rules and reports its large exposures to the Swedish Financial Supervisory Authority on a quarterly basis.

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily, along with other limits. The internal limits are approved by the Executive Committee’s Credit Committee or the Board’s Credit Committee.

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

D           Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A           Operating Results

Substantially all of SEK’s revenues and net income derive from the net interest revenues earned on our loans and liquidity placements. Funding for these assets comes from equity, including the capital contributed to the Parent Company by the Swedish State and from debt securities issued in the international capital markets. Accordingly, key determinants of SEK’s profits from year to year are (i) the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt; (ii) the outstanding volumes of loans and liquidity placements (as reflected in the statement of financial position); as well as (iii) the relative proportions of our assets funded by debt and equity. SEK issues debt instruments with terms that may be fixed, floating, or linked to various indexes. SEK’s strategy is to economically hedge these terms to floating IBOR rates with the goal of matching its debt-financed assets. The quality of SEK’s financial results, our relatively stable credit ratings our role within Swedish public policy and our close connection to the Swedish state have enabled SEK to realize funding at levels that are competitive within the market.

Following our implementation of IFRS in 2007, another key influence on SEK’s results of operations has been changes in fair value of assets, liabilities and derivatives reported at fair value on our balance sheet. In addition realized profits from certain divestments made in the aftermath of the 2008 financial crisis such as sale of shares in Swedbank and assets related to Lehman Brothers as well as significant higher amount of net credit losses have significantly affected SEK’s operating profits.

Operating profit totaled Skr 1,889.1 million for the year ended December 31, 2011, a decrease by 52.0 percent from the previous year (2010: Skr 3,939.7 million). The negative change was mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. In addition, provisions for net credit losses have increased by Skr 119.1 million in 2011 compared to a recovery of Skr 8.2 million in 2010. The negative change in net result is compensated by realized gains in 2011 related to the sale of a claim against a subsidiary in the Lehman Brothers Group amounting to Skr 279.3 million. Furthermore, the negative change was offset by the sale of a subsidiary whose only asset was the former office building of SEK, amounting to Skr 105.1 million. Operating profit excluding profit from the disposal of shares increased by 37.4 percent from the previous year.

Critical Accounting Policies and Estimates

When applying the Group’s accounting policies management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. The estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later differ from the estimates and the assumptions made. Please see below for items where critical estimates have been made. SEK assesses the judgments made related to the following critical accounting policies to be of most significance:

• The functional currency of the Parent Company

• Classifications of securities as quoted on an active market

• The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value,

• The judgment that SEK should be regarded as an agent with respect to the S-system

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

• Provisions for probable credit losses

• Estimates of fair values when quoted market prices are not available

• Valuation of derivatives without observable market prices

The company’s functional currency

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of our assets, liabilities and related derivatives are denominated in foreign currency. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are reflected as foreign exchange effects in revenues and expenses, where they often largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 27 to the consolidated financial statements for information on SEK’s positions in foreign currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, SEK makes judgments as to whether these securities are quoted on active markets based on a number of pre-established factors. SEK has established an operational definition of when a transaction should be regarded as quoted on an active market based on the regulation and guidance provided by the existing IFRS standards. An instrument is regarded as quoted on an active market if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a pre-defined process. The definition is based on the markets in which SEK invests. If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available-for-sale and carried at fair value with the after-tax changes in fair value for these securities would affect other comprehensive income.

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

See Note 27 to the consolidated financial statements for disclosure on changes in the value of SEK’s assets and liabilities if the market interest rate rises or falls by one percentage point.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the relevant transactions. This assessment has been made based on a number of factors such as: (i) that SEK does not in substance, even though in form, have the risks and rewards of ownership; (ii) that SEK does not have discretion in establishing prices; and (iii) that SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish State. If SEK was regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. Please see more information regarding the S-system in Note 24 to the consolidated financial statements.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of our best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flows were 10 percent higher or lower than the estimate, this would affect operating profit for the year ended December 31, 2011 by Skr 60-70 million and equity by Skr 40-50 million at such date.

Estimates of fair value when quoted market prices are not available

If a transaction is classified as an asset or liability at fair value through profit or loss, the fair value must include the impact of any credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread depending on whether the instrument is an asset or a liability. If these assumptions were to be changed, this could result in a material change in the fair value of these instruments.

If the assumption with relation to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were ten basis points higher or lower than the average spread actually used in the calculations, this would affect operating profit for the year ended December 31, 2011 by approximately Skr 20-30 million and equity, at such date, by approximately Skr 30-40 million.

If the assumption with relation to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were ten basis points higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2011 by approximately Skr 300-400 million and equity, at such date, by approximately Skr 200-300 million.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Such developments, which differ in different markets, have been taken into account when calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

For additional information regarding SEK’s valuation techniques, please see Notes 1f (viii-ix) and 13 to the consolidated financial statements.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products where the fair value of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models in order to value these instruments. If the assumptions used in these models were to change, this could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges) the only potential material effect on profit or loss or equity would result if there were changes in the credit spreads.

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

Recent Accounting Pronouncements Issued and Other Accounting Related Announcements

SEK’s accounting policies are unchanged in comparison with the financial statements included in SEK’s Annual Report on Form 20-F for the year ended on December 31, 2010, with the exceptions stated below.

The accounting policies, in all material aspects, are unchanged in comparison with the financial statements included in SEK’s 2010 Annual Report, with the exceptions stated below.

The Group has adopted the following amendments to standards and interpretations from IASB as from January 1, 2011, but they have had little or no impact on SEK’s financial reporting:

IAS 32 Financial Instruments: Presentation — Classification of Rights Issues. The definition of a liability has been amended with the effect that rights issues fixed in a currency other than their functional currency and issued pro rata to existing owners are classified as equity instruments.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. This interpretation clarifies how an entity shall account for renegotiated terms of a financial liability resulting in the issuing of equity instruments to the creditor to fully, or partially, extinguish a financial liability.

IFRIC 14 Prepayments of a minimum funding requirement — amendment. This amendment provides guidance in assessing the recoverability of pension assets and allows the early payment of contributions to cover the minimum funding requirements to be accounted for as an asset.

IFRS 7 Financial Instruments: Disclosures. Amendments to the disclosure of financial assets, emphasizing the interaction between quantitative and qualitative disclosure about the nature and extent of risks associated with financial instruments.

IAS 1 Presentations of Financial Statements. Clarification of content of the statement of changes in equity.

IAS 34 Interim Financial Reporting. This amendment clarifies disclosure requirements, including that disclosures regarding financial instruments might be required.

The following new standards and changes in standards and interpretations not yet adopted are considered to be relevant to SEK:

IFRS 7 Financial Instruments: Disclosures. This amendment requires additional quantitative and qualitative disclosures relating to the transfer of financial assets when financial assets are derecognized from the statement of financial position but the entity has a continuing involvement in them. SEK’s preliminary conclusion is that the amendment of this standard will not affect the financial disclosure provided by SEK in any material way. The amendment must be applied for annual periods beginning on or after July 1, 2011.

IFRS 7 Financial Instruments: Disclosures. The amendments contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. SEK has not yet evaluated the effect of the amendment. The amendment must be applied for annual periods beginning on or after January 1, 2013.

IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. SEK has not yet evaluated the effect of the amendment. The amendment must be applied for annual periods beginning on or after January 1, 2014.

IAS 19 Employee Benefits. This standard was amended in June 2011. The impact on SEK will be as follows: SEK will no longer apply the corridor approach and will instead recognize all actuarial gains and losses under other comprehensive income as they occur; all past service costs will be recognized immediately; and interest cost on pension obligations and expected return on plan assets will be replaced by a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). SEK’s preliminary conclusion is that the amendment will not have a material impact on SEK’s financial statements. The unrecognized actuarial losses amounted to Skr 40.5 million as of December 31, 2011. If SEK has unrecognized actuarial losses at transition there will be a negative impact on equity. The amendment must be applied for annual periods beginning January 1, 2013.

IFRS 9 Financial Instruments: This standard is part of a complete overhaul of the existing IAS 39 standard and reduces the number of valuation categories for financial assets, leaving the number of categories of financial liabilities unamended and implements new rules for how changes in own credit spread should be recorded when own debt is measured at fair value. The standard will be supplemented by rules on impairment of financial instruments and hedge accounting. IFRS 9 must be applied for annual periods beginning January 1, 2015. Since not all parts of the standard are yet complete, SEK has not yet evaluated their effects.

IFRS 13 Fair value measurement. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair-value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. SEK is yet to assess the full impact of IFRS 13 and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRS or IFRIC interpretations that are not yet applicable that would be expected to have a material impact on the group.

Assets and Business Volume

Total Assets

SEK’s total assets at the end of 2011 amounted to Skr 319.7 billion, which was a 5.9 percent decrease from December 31, 2010 (year-end 2010: Skr 339.7 billion). Of total assets, loans amounted to Skr 195.6 billion (year-end 2010: Skr 179.7 billion) and liquidity placements amounted to Skr 84.9 billion (year-end 2010: Skr 116.6 billion).The decrease of outstanding liquidity placements was related to SEK’s determination that the need for holding liquidity placements was lower. The amount needed for liquidity placements is based on anticipated need for disbursements under existing and new loans and collateral agreements.. As of December 31, 2011 the aggregated amount of outstanding offers amounted to Skr 64.3 billion (year-end 2010: Skr 86.6 billion), a decrease of 25.8 percent since the year-end 2010. Skr 57.6 billion (year-end 2010: Skr 75.8 billion) of outstanding offers derived from the S-system. The decrease in outstanding offers was related to a large portion maturing during the year.

Business Volume

SEK’s new lending for 2011 amounted to Skr 51.2 billion, a 5.1 percent increase from the prior year (2010: Skr 48.7 billion).  Management believes that this high volume of lending demonstrates that SEK is an increasingly important financial provider for the Swedish export industry and, thus, a complement to other financial institutions. The volume of new lending reflected in part SEK’s clients’ difficulties in obtaining financing from other institutions, as well as SEK’s work on developing its relations with a group representing approximately 300 of Sweden’s largest exporters.

The amount of outstanding and undisbursed loans totaled Skr 220.7 billion at the end of the year, which represents an increase of 1.3 percent (year-end 2010: Skr 217.9 billion). Of this amount, Skr 195.6 billion consisted of loans outstanding, which is an increase of 8.9 percent from the previous year (year-end 2010: Skr 179.7 billion). Of the total volume of outstanding and committed but undisbursed loans, Skr 43.3 billion (year-end 2010: Skr 40.6 billion) related to the S-system, of which Skr 34.2 billion (year-end 2010: Skr 24.0 billion) consisted of loans outstanding. The increase of loans outstanding in the S-system is attributable to the fact that SEK’s customers have increasingly found the CIRR loans commercially attractive and a way to diversify funding sources, since other sources of funding are not as readily available as before the financial crisis. The S-system is made up of CIRR loans, which is the Swedish State’s export credit support system, and the State’s tied aid credit program.

Over the past year, SEK has provided a range of major Swedish exporters, such as Ericsson, ABB, Volvo and Stora Enso with direct financing, enabling important export transactions. SEK also assisted a number of new customers during the year with financing, for example Bonnier AB, Cargotec and Indutrade.

Swedish exporters’ need for export credits remained high in 2011. SEK’s customers were active in many of Sweden’s key export markets, particularly in the fast-growing Asian markets. These are markets that are becoming increasingly important for Swedish exporters.

New customer financing

Skr billion	January- December 2011	January- December 2010
Customer financing of which:
- End customer financing	30.7	24.3
- Direct Customer financing	20.5	24.4
Total (1)	51.2	48.7

(1) Of which Skr 7.3 billion (2010: Skr 8.6 billion) had not been disbursed at period-end.

In 2011 the US market accounted for a major share, 46.4 percent (2010: 19.1 percent), of SEK’s new borrowing. One reason that SEK was so active on this market was the high customer demand for financing in dollars and SEK was able to borrow on attractive terms throughout the year on the domestic market. Japan was SEK’s second-largest market, accounting for 27.2 percent of new borrowing (52.9 percent). Despite the relative decrease compared with last year, Japan continues to be an important funding market for SEK. New borrowing on the Japanese market had longer maturities than during the previous year and corresponded well with the longer maturities of SEK’s new lending. European markets accounted for 10.3 percent (2010: 11.5 percent) of SEK’s total new borrowing during 2011. Repurchase of own debt amounted to Skr 13.3 billion (2010: Skr 9.2 billion) and early redemption on own debt amounted to Skr 23.2 billion (2010: Skr 24.6 billion) for 2011.

Reliable funding is an important element in SEK’s complementary role in the market. Swedish exporters also need access to long-term financing during times of financial uncertainty and when new, pending capital adequacy regulation makes long-term loans difficult to obtain. The new regulation, which will require closer matching of borrowing and lending by financial institutions, will increase the costs of long-term lending. SEK already matches the maturity profiles of its borrowing and lending (incurring no refinancing risk) and therefore deems that it will be able to meet the new requirements in this respect.

In July, SEK issued a USD 1 billion global benchmark bond. This issue, which was well received and subscribed for by investors around the world, was undertaken in cooperation with Barclays, Bank of America Merrill Lynch and Morgan Stanley.

SEK continued its work of diversifying its funding base across new investors and markets. The work with SEK bonds aimed at Swedish private investors continued and the company intensified its efforts in opening up new markets, most notably that for Chinese Renminbi-denominated bonds. SEK successfully completed its first Renminbi-denominated bond issue in Asia in early 2012, thereby providing SEK with Chinese currency it can lend directly to its customers.

Counterparty Risk Exposures

In the composition of SEK’s counterparty exposure, exposure to government export credit agencies and corporates has increased in proportion to the decrease in the exposure to financial institutions and asset-backed securities.  The total counterparty risk exposure as of December 31, 2011, approximately 43.4 percent (year-end 2010: 40.6 percent) was to central governments and government export credit agencies; 27.6 percent (year-end 2010: 33.0 percent) was to financial institutions; 5.1 percent (year-end 2010: 6.9 percent) was to asset-backed securities; 17.7 percent (year-end 2010: 12.5 percent) was to corporations and 6.1 percent (year-end 2010: 6.9 percent) was to local and regional authorities. SEK’s exposure to derivative counterparties is significantly less than the amount of derivatives reported as assets, Skr 31.5 billion (year-end 2010: Skr 37.7 billion), since most derivatives are accompanied by collateral agreements. Derivatives reported as assets in the statement of financial position are the aggregate of the fair value of all individual derivative contracts which has a positive fair value. Hence, no consideration is taken with regard to netting or collateral posted. See the table titled “Total Exposures” in Note 27 to the consolidated financial statements.

For net exposures to counterparties in Greece, Ireland, Italy, Portugal and Spain see Note 27. These exposures have decreased in 2011. SEK had no exposure to counterparties in Greece as of December 31, 2011. See table titled “Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2011” in Note 27 to the consolidated financial statements.

SEK maintains a conservative policy with regard to market exposures, such as interest rate risks, currency risks and operational risks. See Note 27 to the consolidated financial statements.

Total Exposures

Amounts expressing gross exposures are shown before guarantees and credit derivatives (CDSs) while net exposures are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values.

Total exposures

Total credit exposures Consolidated Group

Amounts expressing gross exposures are shown before guarantees and credit derivatives (CDSs) while net exposures are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values.

	Total				Loans & interest- bearing securitites				Undisbursed loans, derivatives, etc.
Skr billion	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	13.0	4	16.5	5	11.5	4	14.4	5	1.5	4	2.1	4
Government export credit agencies	123.1	39	123.8	36	101.7	37	91.1	31	21.4	55	32.7	64
Regional governments	19.1	6	23.7	7	18.8	7	23.2	8	0.3	1	0.5	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	0.0	0	0.0	0
Financial institutions	86.5	28	114.1	33	74.0	27	101.6	35	12.5	32	12.5	24
Corporates	55.4	18	43.3	12	52.1	19	39.7	13	3.3	8	3.6	7
Securitization positions	16.1	5	24.0	7	16.1	6	24.0	8	0.0	0	0.0	0
Total	313.6	100	345.8	100	274.6	100	294.4	100	39.0	100	51.4	100

The table above displays net exposures.

Results of Operations

Net Interest Revenues

2011 compared to 2010

Net interest revenues totaled Skr 1,870.8 million, which is a decrease of 1.5 percent from the previous year (2010: Skr 1,898.5 million). This decrease was primarily due to a decline in the average volumes of interest-bearing assets, which to some extent was offset by an increase in margins.

The average margin on debt-financed assets was 0.55 percent per annum, an increase of 6 basis points from the previous year (2010: 0.49 percent). The increase in the average margin was partly attributable to the portion of outstanding volume derived from loans with higher margins having increased as well as lower interest costs compared to the previous year, when costs related to SEK’s required participation in the Swedish State’s stability fund were higher.

The average volume of debt-financed assets amounted to Skr 268.0 billion during the year, a decrease of 13.1 percent from the previous year (2010: Skr 308.3 billion).  The average volumes for debt-financed loans outstanding during the year amounted to Skr 166.2 billion (2010: Skr 175.4 billion), while debt-financed liquidity placements amounted to Skr 101.8 billion (2010: Skr 132.9 billion). The main reason for the lower average volumes was that SEK deemed that the need for holding liquidity placements was lower. Liquidity placements are used to meet the financing requirements for long-term lending. The amount needed for liquidity placements is based on anticipated need for disbursements under existing and new loans and collateral agreements. The funding for these needs is invested in securities, pending disbursement. See Note 11 to the consolidated financial statements for further information about loans and liquidity placements.

2010 compared to 2009

Net interest revenues totaled Skr 1,898.5 million, which is a decrease of 4.8 percent from the previous year (2009: Skr 1,994.3 million). This decrease was primarily due to fees of Skr 120.5 million to the government’s stability fund, which is mandatory for Swedish credit institutions.

The average margin on debt-financed assets was 0.49 percent, a decrease of 3 basis point from the previous year (2009: 0.52 percent). The decrease in the average margin was primarily attributable to costs relating to the above-mentioned statutory fee payable to the government’s stability fund.

The average volume of debt-financed assets amounted to Skr 308.3 billion during the year, a decrease of 1.7 percent from the previous year (2009: Skr 313.5 billion). The average volume of the loan portfolio, however, increased from the previous year as a result of the very significant demand for loans in 2009. Due to this demand, disbursement of previously accepted loans increased over the course of 2009 and into 2010, which increased the average volume of the loan portfolio. Average liquidity portfolio decreased compared with the previous year. See Note 11 to the Consolidated Financial Statements for the definition of liquidity portfolio. However, margins in the loan portfolio increased slightly, while margins in the liquidity portfolio declined. If the fee paid to the government stability fund is excluded, the margin on debt-financed assets increased overall.

Commissions earned and commissions incurred

2011 compared to 2010

Commission earned amounted to Skr 12.3 million (2010: Skr 19.7 million). Commissions incurred amounted to Skr 14.9 million (2010: Skr 19.9 million). The 37.5 percent decrease in commissions earned was primarily due to lower revenues from capital market commissions. The 25.1 percent decrease in commissions incurred was mainly related to lower bank fees.

2010 compared to 2009

Commission earned amounted to Skr 19.7 million (2009: Skr 26.2 million). Commissions incurred amounted to Skr 19.9 million (2009: Skr 26.4 million). The decrease in both commissions earned and commissions incurred was primarily due to lower revenues and lower costs in advisory services.

Net results of financial transactions

2011 compared to 2010

Net results of financial transactions totaled Skr 523.4 million (2010: Skr 2,497.6 million). This significant decrease from 2010 was primarily attributable to the gain realized in 2010 from the sale of the shares in Swedbank, which totaled Skr 2,565.0 million (see Note 23 to the Consolidated Financial Statements), which was however offset by a realized gain during 2011 of Skr 279.3 million which was related to the sale of a claim on a subsidiary of the Lehman Brothers Group. For further analysis, see below, under respective subheading of realized and unrealized results.

Realized net results of financial transactions

Realized net result of financial transactions amounted to Skr 481.9 million (2010: Skr 2,672.6 million). The decrease compared to previous year is mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. The negative change in net result was offset by realized net gains from disposed assets and early redemption (excluding the sale of shares in Swedbank) equal to Skr 434.9 million (2010: Skr 9.0 million), of which Skr 279.3 million was related to the sale of a claim on a subsidiary of the Lehman Brothers Group.

Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr 41.5 million (2010: Skr -175.0 million). Positive changes in unrealized net result in 2011 were mainly attributable to a decrease in credit spread on SEK’s own debt which was offset by a change in value related to of SEK’s subordinated debt. The negative change in fair value during the same period 2010 was mainly due to an increase in fair value on long-term borrowing.

2010 compared to 2009

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

Realized net results of financial transactions

Realized net result of financial transactions amounted to Skr 2,672.6 million (2009: Skr 333.8 million). The increase compared to last year is mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. The positive change in net result was offset by a decrease in realized net gains from disposed assets and early redemption (excluding the sale of shares in Swedbank) equal to Skr 108.4 million (2009: Skr 333.8 million), which was due primarily to gains from early redemption being higher than normal during the continuing financial turbulence in 2009. Realized net gains from disposed assets and early redemption include interest compensation.

Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -175.0 million (2009: Skr 769.3million). Unrealized negative changes in net result in 2010 were mainly attributable to the changes in value of long-term borrowing. The positive fair value changes during 2009 was primarily attributable to the changes in credit spreads on assets, which affected the unrealized value of the assets negatively at the height of the financial crisis during 2008 but had by 2009 largely reversed to levels prevailing before the financial crisis started. Furthermore, unrealized losses on currency swaps, pursuant to which SEK initially exchanges USD to EUR, decreased during 2009.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was placed with a number of Swedish and international institutional investors. SEK had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, a decision on a special dividend amounting to Skr 1,890.0 million was taken. The dividend was paid to SEK’s owner, the Swedish State, on December 15, 2010. For further information regarding SEK’s stake in Swedbank AB see Note 23 to the Consolidated Financial Statements.

Other operating income

2011 compared to 2010

Other operating income amounted to Skr 108.8 million (2010: Skr 0.0 million) and consisted mainly of realized profit from the disposal of shares in subsidiaries. On April 13, 2011, the Parent Company sold all the shares in the wholly owned subsidiary AB SEKTIONEN to a company in the LMK Industri AB Group. AB SEKTIONEN’s main asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB SEKTIONEN’s operating business prior to the sale was to rent its building to the Parent Company.

2010 compared to 2009

SEK did not record any other operating income in either 2010 or 2009.

Personnel expenses

2011 compared to 2010

Personnel expenses totaled Skr 282.8 million (2010: Skr 259.4 million) which is an increase by 9.0 percent compared with previous year. The increase in personnel expenses was due to an accrual being made for the estimated cost of the general personnel incentive program of Skr 25.5 million (2010: Skr 0.0 million) since the set objectives were met. No amounts were paid in the personnel incentive program in the previous year. The outcome of the general personnel incentive program is based on the operating profit excluding unrealized changes in fair value. Since 2009, senior executives receive no variable remuneration. The total annual cost for each employee is limited to an amount equaling two months’ salary for that employee plus social insurance costs. SEK’s general incentive program includes all permanent employees of the Group except for the executive officers, as aforementioned. The total number of employees included in the general incentive program at December 31, 2011, was 211 as compared to 216 at December 31, 2010. For further information about remuneration, see Note 5 to the Consolidated Financial Statements.

2010 compared to 2009

Personnel expenses totaled Skr 259.4 million (2009: Skr 312.2 million) and other expenses amounted to Skr 191.9 million (2009: Skr 159.0 million). The accrual for the general incentive program in 2010 was Skr 0.0 million (2009: Skr 22.8 million). The general incentive scheme for other employees is based on operating profit excluding unrealized changes in fair value (See Item 10 Additional Information, Supplemental Statistical Measure.) For information about the general incentive program and other terms and conditions of remuneration, see Note 5 to the Consolidated Financial Statements.

Other expenses

2011 compared to 2010

Other expenses amounted to Skr 203.1 million (2010: Skr 191.9 million), an increase of 5.8 percent compared to previous year. The increase in other expenses was mainly due to an increase in costs related to SEK renting its office space instead of owning it, as SEK did previously. Furthermore, costs for IT and information system have increased, counteracted by costs for external fees having decreased. During 2010 external fees were affected by expenses associated with strengthening internal control, as well as defining and clarifying SEK’s role and positioning. This effort was mainly concluded during 2010.

2010 compared to 2009

Other expenses amounted to Skr 191.9 million (2009: Skr 159.0 million). The increase in other expenses is primarily attributable to expenses associated with strengthening internal controls, as well as defining and clarifying SEK’s role and market positioning.

Amortizations of non-financial assets

2011 compared to 2010

Amortizations of non-financial assets amounted to Skr 14.5 million (2010: Skr 13.1 million). These costs were primarily attributable to the amortizations of intangible assets relating to SEK’s business systems.

2010 compared to 2009

Amortizations of non-financial assets amounted to Skr 13.1 million (2009: Skr 11.1 million). These costs were primarily attributable to the depreciation of intangible assets relating to SEK’s business systems.

Net credit losses

2011 compared to 2010

During the year, an additional provision of Skr 110.0 million has been made to the reserve for unspecified counterparties, bringing the total reserve to Skr 160.0 million. By contrast, the reserve decreased by Skr 35.0 million during 2010. The increase in the reserve during 2011 resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. Net credit losses amounted to Skr 110.9 million, compared to the recovery of net credit losses amounting to Skr 8.2 million for 2010.

2010 compared to 2009

In 2010 SEK recorded net recovery of credit losses amounting to Skr 8.2 million compared with net credit losses of Skr 246.3 million in 2009. In 2010 the need for impairments of credit losses decreased compared with 2009, when higher provisions made, primarily for expected losses related to Glitnir Bank, two Collateralized Debt Obligations (“CDOs”) with downgraded credit ratings and a general reserve for credit risks (for which individual counterparties have not been identified). Additional impairments of these CDOs were made in 2010 and 2011.

SEK has investments in two CDOs, both consisting of first-priority tranches, with end-exposure to the U.S. market. The ratings on these were downgraded significantly in 2008 and the quality of the assets continued to deteriorate in 2009 and 2010. The book value of these assets (before impairment) is Skr 638.4 million (year-end 2009: Skr 683.5 million). Based on information known as of December 31, 2010, the Company determined that the need for impairment increased in 2010 by Skr 122.5 million (2009: Skr 217.9 million) to a total of Skr 475.4 million (year-end 2009: Skr 352.9 million). A further impairment of Skr 16.0 million was recorded in 2011 in relation to the two CDOs (2010: Skr 119.4 million), bringing the total of such impairment to Skr 491.4 million (year-end 2010: Skr 475.4 million).

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

Operating Profit

2011 compared to 2010

Operating profit totaled Skr 1,889.1 million, a decrease of 52.0 percent from the previous year (2010: Skr 3,939.7 million). The negative change was mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. In addition, provisions for net credit losses have increased by Skr 119.1 million in 2011 compared to a recovery of Skr 8.2 million in 2010. The negative change in net result is compensated by realized gains in 2011 related to the sale of a claim against a subsidiary in the Lehman Brothers Group amounting to Skr 279.3 million. Furthermore, the negative change was offset by the sale of a subsidiary whose only asset was the former office building of SEK, amounting to Skr 105.1 million. Operating profit excluding profit from the disposal of shares increased by 37.4 percent from the previous year.

2010 compared to 2009

Operating profit totaled Skr 3,939.7 million, an increase of 66.3 percent from the previous year (2009: Skr 2,368.6 million). The increase in operating profit was mainly due to (1) the gain realized in connection with the sale of the shareholding in Swedbank AB amounting to Skr 2,565.0 million, (2) lower provisions for expected credit losses and (3) an increase in recovered credit losses. This was partially offset by a revaluation of certain assets and liabilities at fair value, which resulted in the previous year’s earnings being positively affected by an unrealized Skr 769.3 million change in value and in 2010 earnings being negatively affected by an unrealized Skr 175.0 million change in value. In addition, the increase in earnings was reduced by lower net interest revenues, lower gains from the repurchase of SEK’s own issued bonds and a realized loss on the sale of securities holdings.

Net profit after tax

2011 compared to 2010

Net profit for the year amounted to Skr 1,399.5 million, a decrease of 51.6 percent from the previous year (2010: Skr 2,891.7 million). Tax on net profit amounted to Skr 489.6 million (2010: Skr 1,048.0 million), of which Skr 403.6 million (2010: Skr 1,038.8 million) consisted of current tax and Skr 70.1 million (2010: Skr 9.2 million) consisted of deferred tax (see Note 10 to the consolidated financial statements). The decrease in net profit for the year 2011 was primarily due to the gain realized from the sale of shares in Swedbank in 2010, which had a positive impact of Skr 1,890.0 million after tax, with no such corresponding impact during 2011.

2010 compared to 2009

Net profit for the year amounted to Skr 2,891.7 million (2009: Skr 1,727.3 million). Tax on net profit amounted to Skr 1,048.0 million (2009: Skr 641.3 million), of which Skr 1,038.8 million (2009: Skr 398.0 million) consisted of current tax and Skr 9.2 million (2009: Skr 243.3 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The increase in net profit for the year was primarily due to the gain realized from the sale of shares in Swedbank, which had a positive impact of Skr 1,890.0 million after tax, with no such corresponding impact during 2009.

B          Liquidity, Capital Resources and Funding

Liquidity

SEK has a conservative policy for liquidity and funding risk. The policy requires that all loan commitments are funded through maturity. As a consequence, SEK continues to have a high level of liquid assets and a low funding risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. See also the chart titled “Development Over Time of SEK’s Available Funds” in Note 30 to the consolidated financial statements.

Contractual Commitments

The following table sets forth as of December 31, 2011 the maturity analysis of SEK’s debt and other obligations. Repayments which are subject to notice are treated as if notice were to be given immediately, except for “Loans to credit institutions”, “Loans to the public”, “Borrowing from credit institutions” and “Borrowing from the public,” where repayments are assumed to occur on maturity date. “Subordinated securities issued” consist of subordinated debt without maturity date and are assumed not to be repaid at the time of the first redemption date. Regarding the subordinated debt SEK determines whether the loans will be redeemed in advance, which SEK does not intend to do. The table below includes interest payments.

Maturity Profile of Financial Liabilities

	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	-306,014.4	-2,800.3	-49,382.8	-66,273.2	-138,823.4	-48,734.7
Borrowing from credit institutions	-15,655.1	-1,033.7	-6,181.3	-2,582.2	-5,857.9	0.0
Borrowing from the public	-59.1	-59.1	—	—	—	—
Senior securities issued	-290,300.2	-1,707.5	-43,201.5	-63,691.0	-132,965.5	-48,734.7
Subordinated securities issued (1)	-2,737.6	0.0	-10.7	-48.0	-255.7	-2,423.2
Derivatives	2,525.2	-507.6	3,256.3	6,268.0	-3,817.9	-2,673.6
Total	-306,226.8	-3,307.9	-46,137.2	-60,053.2	-142,897.0	-53,831.5

(1)       Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

In addition to the financial liabilities summarized in the table above, SEK has committed but undisbursed loans outstanding. If a loan is accepted by the borrower it can be disbursed immediately. However, disbursements may be delayed due to a number of factors. In some cases, accepted loans may never be disbursed, including as a result of changes in the customer’s need for the funds.

Maturity Profile of Financial Assets (Loans and derivatives)

The following table sets forth the maturity analysis of loans and derivatives outstanding as of December 31, 2011

	At December 31, 2011
	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loans in the form of interest-bearing securities	75,818.2	512.1	1,692.5	11,581.6	45,554.6	16,477.4
Loans to credit institutions	26,348.0	8,182.3	1,003.0	2,187.4	10,309.1	4,666.2
Loans to the public	125,039.8	1,756.9	5,306.9	17,738.1	64,710.1	35,527.8
Loans	227,206.0	10,451.3	8,002.4	31,507.1	120,573.8	56,671.4
Derivatives	50,044.3	763.2	7,646.3	15,554.1	17,374.8	8,705.9
Total	277,250.3	11,214.5	15,648.7	47,061.2	137,948.6	65,377.3

Loan Commitments Not Disbursed

The table below presents the period in which the undisbursed loans are expected to be disbursed.

	At December 31, 2011
	Amount of Loans Expiration Per Period
Skr mn	Total Amounts	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loan Commitments Not Disbursed	25,071.8	0.0	295.0	0.0	1,162.3	23,614.5

Management’s opinion is that the Group’s liquidity is sufficient for the Group’s present requirements. With regard to liabilities, the Group has the intention to refinance these through borrowings on the financial markets or in part using available liquidity, see Note 11 to the Consolidated Financial Statements. For further information about funding and liquidity risk, see the graph “Development over Time of SEK’s Available Funds” in Note 30 to the Consolidated Financial Statements.

Funding

The Group funds its lending primarily through public and private offerings of debt securities in the international capital and money markets. In many cases, SEK has been willing to provide “tailor-made” structures responding to the needs of particular investors. In those cases, SEK enters into offsetting derivative positions, which convert the terms of the funding to variable interest rates mainly denominated in US dollars or Euro to avoid exposure to changes in interest rates resulting from such structures. SEK also maintains a number of borrowing programs that allows it to respond quickly to borrowing opportunities or the need to fund a particular loan quickly.

SEK continued to have reliable access to the world’s capital markets throughout 2011, with new borrowing amounting to Skr 51.1 billion (2010: Skr 76.6 billion). Management believes that financial volatility that affected parts of Europe during the year resulted in investors around the world turning to institutions like SEK.

As noted, SEK’s new borrowing in 2011 amounted to Skr 47.7 billion (2010: Skr 76.6 billion), a decrease of Skr 28.9 billion, or 37.7 percent, from 2010. Repurchases of own debt amounted to Skr 13.3 billion (2010: Skr 9.2 billion) and early redemption of our own debt amounted to Skr 23.2 billion (2010: Skr 24.6 billion). The decrease in new borrowing is primarily due to the decision to reduce the size of the company’s liquidity placements. The increase in repurchase of own debt is attributable to a somewhat higher request from investors to be able to transform their bond holdings to liquidity.

SEK’s presence in the international capital markets is always important to its funding. However, at times when liquidity in the markets is weak, this continual presence is important to ensuring that SEK is able to access funding and therefore engage in long-term borrowing.

In 2011, the U.S. market accounted for a major share, 46.4 percent, of SEK’s new borrowing. One reason that SEK was so active on this market was the high customer demand for financing in U.S. dollars and SEK was able to borrow on attractive terms throughout the year on the American domestic market.  Japan was SEK’s second-largest market, accounting for 27.2 percent of new borrowing. Maturities on the Japanese market were longer than during the previous year and corresponded well with the longer maturities of SEK’s new lending.

Senior and Subordinated debt

The table below shows SEK´s senior and subordinated debt as of December 31, 2011.

	As of December 31,
Skr mn	2011	2010
Senior debt	273,245	300,672
Subordinated debt	3,174	2,590
Total debt	276,419	303,262
of which reported at fair value	130,318	162,595

As of December 31, 2011, this debt consisted of bonds sold publicly or in private placements in various countries around the world pursuant to a number of different debt issuance programs.  SEK has undertaken large, syndicated issuances to satisfy its liquidity needs.  It also issues bonds that are structured to meet the specific investment needs of individual investors or small groups of investors.  Currently, SEK has the following funding programs in place:

As of December 31, 2011

Funding programs	Value outstanding (1)
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	USD 28,193.9 million
Unlimited SEC-registered U.S. Medium-Term Note Program	USD 8,952.5 million
Unlimited Swedish Medium-Term Note Program	Skr 830.1 million
Skr 8,000,000,000 Swedish Medium-Term Note Program	Skr 4,262.5 million
Unlimited MTN/STN AUD Debt Issuance Programme	AUD 7.1 million
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Program	USD 0.0 million
USD 4,000,000,000 Euro-Commercial Paper Program	USD 0.0 million

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

Debt Maturities

The following table illustrates our debt maturity profile for different types of senior and subordinated debt.

Debt Maturities:
Skr million	2012	2013	2014	2015	2016	Thereafter	Total

Senior debt	46,532.5	37,344.8	64,577.2	19,186.0	16,818.9	88,786.0	273,245.4
of which fixed-rate	23,422.1	12,926.8	41,471.1	11,027.8	11,936.9	24,687.6	125,472.3
of which variable-rate	4,785.4	642.7	10,875.7	122.5	0.0	446.7	16,873.0
of which formula-based	18,325.0	23,775.3	12,230.4	8,035.7	4,882.0	63,651.7	130,900.1

Subordinated debt	0.0	0.0	0.0	0.0	0.0	3,174.4	3,174.4
of which fixed rate	0.0	0.0	0.0	0.0	0.0	3,174.4	3,174.4
of which variable rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total debt	46,532.5	37,344.8	64,577.2	19,186.0	16,818.9	91,960.4	276,419.8

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category as of December 31, 2011.

Senior Debt by Category:

	As of December 31,
Skr million	2011	2010
Fixed-rate(1)	125,472.3	120,500.2
Variable-rate (1)	16,873.0	17,553.6
Formula-based (1)	130,900.1	162,617.8
of which interest rate-linked	19,006.8	20,699.8
of which currency-linked	50,168.6	52,795.3
of which equity-linked	45,256.2	68,787.1
of which commodity-linked	15,069.5	18,273.8
of which credit-linked	1,399.0	2,061.8
Total senior debt	273,245.4	300,671.6

(1)          As of December 31, 2011, the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 17.3 percent (2010: 0.17 percent to 8.21 percent) per annum and 0.04667 percent to 2.70714 percent (2010: 0.22 percent to 2.097 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

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

The outstanding volume of debt with remaining maturities of one year or less decreased during 2011. At December 31, 2011, outstanding debt with remaining maturities of one year or less amounted to Skr 46.5 billion, compared with Skr 61.4 billion at December 31, 2010.

C          Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the company’s control. These factors include:

• Changes in general economic business conditions

• Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities

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

D          Certain Off-Balance Sheet Arrangements

SEK has a Skr 100 billion loan facility with the Swedish National Debt Office. The Swedish parliament has also authorized the government to enable SEK to purchase state guaranties on commercial terms for new borrowing of up to Skr 250 billion. On January 31, 2012, both the loan facility and the ability to purchase state guarantees were extended for 2012.

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

The Board of Directors meets at least six times a year.

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

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronsson	58	Chairman of the Board and Director
Lotta Mellström	41	Director
Cecilia Ardström	46	Director
Jan Belfrage	67	Director
Åke Svensson	59	Director
Jan Roxendal	58	Director
Eva Walder	60	Director
Ulla Nilsson	64	Director

Peter Yngwe	54	President and CEO
Per Jedefors	62	Executive Director, Chief Risk Officer
Jane Lundgren Ericsson	46	Executive Director, President, AB SEK Securities, Deputy COO
Sirpa Rusanen	47	Executive Director, Human Resources
Susanna Rystedt	47	Executive Director, Administrative Officer
Sven-Olof Söderlund	59	Executive Director, Strategic Analysis
Johan Winlund(2)	42	Executive Director, Communications
Per Åkerlind	49	Executive Director, Chief Operating Officer

(1) As of December 31, 2011

(2) Left his position on February 29th, 2012.

A          Members of the Board of Directors

Mr. Linder-Aronson was appointed director in May 2011. He is a director of Betsson AB (publ) and a number of small and medium-sized companies in which he is an investor. He has previously served as President of Enskilda Securities and Vice President of Skandinaviska Enskilda Banken.

Ms. Ardström was appointed director in May 2011. She currently holds the position of Chief Financial Officer and Head of Asset Management, Länsförsäkringar AB member of the Board of Directors, Länsbörsen. She has served as director of AP7, Tryggstiftelsen and for numerous companies in the Tele2 group. She has also served as the Head of Treasury of Tele 2, Chief Investment Officer of Folksam and as director of Folksam LO Mutual Fond AB, Folksam Spar AB Director, Folksam Fond Insurance AB, Folksam Liv Property AB, Folksam Sak Property AB and as the Vice Chairman Folksam Mutual Fond AB, and as Deputy Director of the KP pension fund.

Mr. Belfrage was appointed director in April 2010. He is director at Marginalen group and Litorina Capital 3. Previously he was a director at Litorina Capital 4. He served in various executive capacities at Crédit Agricole, Citigroup Nordic Countries, Citigroup Sweden, AGA AB, and AB SKF.

Ms. Mellström was appointed director in May 2011. She has served as Senior Investment Manager and Special Adviser at the Swedish Ministry of Finance’s division for state-owned companies since 2001, and also serves as a director of Vectura Consulting AB and SOS Alarm Sverige AB.  Previously, she worked as a management consultant at Resco AB, controller at Sydkraft Försäljning AB (now E.ON Sverige), controller and acting CFO at Adranz Sweden AB (now Bombardier Transportation), project controller at ABB Network Partners AB and management trainee at ABB AB.

Ms. Nilsson was appointed director in July 2011. She has served in a number of senior positions with Skandinaviska Enskilda Banken AB, including as Global Head of SEB Futures in London, Chairman of

Enskilda Futures Limited in London, Head of Fixed Income Trading in Sweden, Head of Trading and Capital Markets in Singapore and Head of Treasury in Luxembourg.  Prior to joining SEB, Ms. Nilsson worked at Skånska Banken.

Mr. Roxendal was appointed director in 2007. He was President of Gambro AB. Previously he has served as President and Group Head of Intrum Justitia AB and as an executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services. He is a director of mySafety Group AB, Swedish Export Credits Guarantee Board (EKN) and of Catella AB.

Mr. Svensson was appointed director in 2011. He is currently the Chief Executive Officer of Teknikföretagen, having previously enjoyed a long and distinguished career at Saab AB, where he served as Chief Executive Officer from 2003 to 2010.  Mr. Svensson also serves as a director of Saab AB, Parker Hannifin Corp. and the Royal Swedish Academy of Engineering Sciences.

Ms. Walder was appointed director in May 2009. She has been a Director at the Ministry of Foreign Affairs since 2009. She has also served as Sweden’s Ambassador in Finland and Singapore. Between 2002 and 2006 she was Director at the Ministry for Foreign Affairs within the Asia Department and the Department for EU Internal Market and the Promotion of Sweden and Swedish

Trade.

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

Ms. Lundgren Ericsson has been Vice Chief Operating Officer since January 2011, Executive Director since April 2005 and has served as President, AB SEK Securities, since 2002. Previously she served as SEK’s Head of Legal and Transaction Management, beginning in 1993.

Mr. Jedefors has been Executive Director — Chief Risk Officer since September 2, 2011. Prior to that, he held executive positions between 2000-2011 within the European Investment Bank’s Credit department and served as Director General of the bank’s Risk Management Directorate. Prior to the positions within the European Investment Bank, Mr. Jedefors served at the World Bank in Washington D.C as Program Manager for the support of the restructuring of the South Korean financial sector between 1999 and 2000, held various executive positions at Skandinaviska Enskilda Banken (SEB) between 1981-1999 and, prior to that, as a Senior Manager within McKinsey & Company in Stockholm and Copenhagen between 1977-1981.

Ms. Rusanen has been Executive Director, Human Resources since 2005. Prior to that, she served as Human Resource Manager at Ericsson, beginning in 1997.

Ms. Rystedt has been Executive Director and Chief Administrative Officer since March 2009. Prior to that, she served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 to 2005, she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Mr. Söderlund has been Executive Director of Strategic Analysis since January 2011. Previously, he was Executive Director of Risk & Planning since April 2009. Prior to that, he served as Executive Director, Risk & IT from January 2007 and Executive Director, Strategic Analysis & Planning, from December 1999, and, prior to that, he was Executive Director of Risk & Credit Management, beginning in January 1998. He was the Controller of the Group from 1988 to 1997.

Mr. Winlund has been Executive Director since January 1, 2011 and Head of Communications since August 2007. Prior to that he served six years as Communications Officer at TV4, Sweden’s largest television company. Before that, beginning in 2000, he served as Communications officer at Telia Finans. Mr. Winlund left his position at SEK on February 29, 2012

Mr. Åkerlind has been Executive Director, COO since January 2011. Previously he was Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that, he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in September 2000. Prior to that, he served in various capacities within the Debt Capital Markets group, beginning in 1990.

B          Compensation of Directors and Officers

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2011 was Skr 24.5 million (2010: Skr 17.9 million; 2009: Skr 17.3 million), all of which was in the form of salaries in the case of executive officers, and in the case of directors consisted of fees. This amount includes all remuneration paid or accrued to the individual officers and directors named above, as well as that paid or accrued to those directors whose terms ended during the course of 2010 (Mr. Ulf Berg, Ms. Christina Liffner, Ms. Karin Apelman, Ms. Helena Levander, Mr. Risto Silander and Mr. Per Östensson). The employees of the Group, including its executive officers, are covered by various national social service programs to which the Group contributes. The Group also maintains a pension plan with an insurance company to which the Group contributed approximately Skr 7.9 million in 2011 (2010: Skr 9.8 million; 2009: Skr 7.9 million) on behalf of all executive officers as a group.

The total amount of the pension obligations related to executive officers (including those listed above), charged to results and reported as a provision, was Skr 13.3 million at December 31, 2011 (year-end 2010: Skr 14.3 million; year-end 2009: Skr 14.5 million).

In 2011, the Chairman of the Board of Directors received Skr 0.3 million (2010: Skr 0.2 million; (2009: Skr 0.2 million) and each other director (including those whose terms ended in 2010) received between Skr 0.0 million and Skr 0.2 million (2010: between Skr 0.0 million and Skr 0.2 million; 2009: Skr 0.1 million) in remuneration. Certain directors received additional compensation for service on board committees.

The President and Chief Executive Officer’s remuneration and other benefits in 2011 totaled Skr 4.3 million (2010: Skr 4.2 million; 2009: Skr 4.2 million).The President did not receive any variable compensation. The entirety of such remuneration represented qualifying income for pension purposes in each of 2011, 2010, and 2009 during 2010; the President’s employment contract was renegotiated, including changes to terms regarding age of retirement, redundancy pay and pension benefits. The contract now follows the governmental guidelines for conditions of employment of senior executives (issued April 20, 2009). The President and Chief Executive Officer’s retirement age is 65.

Remuneration to other executive officers of the Parent Company in 2011 totaled Skr 19.2 million (2010: Skr 12.7 million; (2009: Skr 12.1 million) of which Skr 0.0 million (2010: Skr 0.0 million; 2009: Skr 0.0 million) represented variable remuneration. Certain key executive officers of the Parent Company (including those listed above) have employment contracts providing for certain compensation during a period of, at the most, two years, in the event such contracts are terminated by the Parent Company, subject to deduction for any salary received in new employment. None of the directors have contracts with SEK providing for benefits upon termination of service.

In 2009 the Board of Directors took a decision not to pay the variable remuneration of 2008 to five senior executives. The Board of Directors revised this decision in 2011 after further assessment because the employment contracts of these five leading executives entitled them to the earned variable remuneration from 2008. Consequently, SEK disbursed, and recognized, this remuneration this year to Jane Lundgren Ericsson, Skr 293 thousand; Sirpa Rusanen, Skr 205 thousand; Måns Höglund, Skr 2,399 thousand; Per Åkerlind, Skr 2,497 thousand; and Sven-Olof Söderlund, Skr 420 thousand. Because of this non-pensionable one-time payment their total remuneration increased this year compared to 2010.

See also Note 5 to the Consolidated Financial Statements.

C          Board Practices

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

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board of Directors conform to applicable legislation and the rules of procedure of the Board of Directors. The Board performs an annual assessment of the performance by the Board itself and by the management. Auditors are invited to participate at meetings of the Board at least once a year. The auditors appointed by the annual general meeting and by the Swedish National Audit Office have attended several of the Board’s meetings. SEK’s general counsel has acted as secretary to the Board of Directors up until April 2011. Since then, the Executive Director, Head of Strategic Analysis, has acted as secretary to the Board of Directors

The Board has established a credit committee (the body that deals with credit-related matters), a finance committee (the body that deals with other financial matters besides those relating to credits), an audit committee (the body that deals with the company’s financial reporting, risk assessment, internal control etc) and a remuneration committee (the body that deals with certain remuneration matters). Besides the Board committees and the work for which the Chairman is responsible, work is not divided within the Board of Directors.

Appointment of the Board of Directors and Auditors

For companies wholly owned by the State a nominating procedure is applied that replaces the rules for appointing members of the Board of Directors and auditors as per the Code. The nominating procedure for members of the Board of Directors is run and coordinated by the unit for state ownership within the Swedish Ministry of Finance. A work group analyzes the need for competence in the composition of the Board of Directors as well as the operation and situation of the company. Thereafter a decision to recruit might be made and a recruitment process is started. The choice of directors is derived from a wide recruitment base. When the procedure is closed, the nominations will be publicly disclosed as per the stipulations of the Code. The Board should consist of no less than six members and no more than nine members.

Auditors are appointed by the Annual General Meeting.

Review of Board Activities

The Board of Directors met on 15 occasions in 2011. In addition to this, the Board of Directors held a special strategy seminar. The work of the Board was carried out in accordance with the established rules of procedure. Meetings of the Board discussed such matters as annual and interim reports, business activities, the 2012-2014 business plan, internal capital adequacy assessment (ICAAP), the 2012 budget, organizational and staffing issues, and the employee survey. Furthermore, the Board has taken certain significant decisions regarding loans and funding. One of the Board meetings was held in Singapore in conjunction with a study trip to Singapore and Indonesia. During the study trip the company’s Board and executive management carried out study visits to Swedish export companies with business activities in the region, such as Ericsson and Volvo. During the financial year, the Board’s credit committee, finance committee, remuneration committee and audit committee met on 15, 3, 10 and 8 occasions respectively. While examining the annual and interim accounts, the company auditors participated in 7 meetings of the Board of Directors and reported to and conducted a dialogue with the Board about their observations arising from the scrutiny and assessment of SEK’s operations

Committees

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

Credit Committee

The Credit Committee handles matters relating to credits and credit decisions. The Board of Directors has drawn up a credit policy for the Credit Committee. Upon the request of the Board, the committee has issued a credit instruction that has been reported to the Board. Decision-making rights regarding credits follow an order of delegation established by the Board of Directors. The Board has appointed the following three members to the Credit Committee: Jan Belfrage (chairman), Lars Linder-Aronson and Eva Walder. From executive management, the President and the Executive Directors, Chief Operating Officer, Chief Risk Officer and Head of Strategic Analysis attended the committee’s meetings. The company’s general counsel acted as secretary to the committee up until April 2011, since then, the Executive Director, Head of Strategic Analysis, has acted as secretary to the committee.

Finance Committee

The Finance Committee handles overall questions relating to the company’s long-term and short-term borrowing, liquidity management, risk measurement and risk limits, and matters relating to policy or quality assurance. The Finance Committee is empowered to decide on interest rate limits and currency risk limits. The Board of Directors has established a Finance Policy. The committee has issued a Finance Instruction. The Board has, after the annual general meeting in April 2011, appointed the following three members to the Finance Committee: Lars Linder-Aronson (Chairman), Cecilia Ardström and Jan Roxendal. Furthermore, in July 2011, the Board appointed Ulla Nilsson as a member of the committee in connection to her election, the same month, as Director of the Board. From the executive management, the President and the Chief Operating Officer attended the committee’s meetings. The company’s general counsel acted as secretary to the committee up until April 2011. Since then, the Executive Director, Head of Strategic Analysis, has acted as secretary to the committee.

Remuneration Committee

The Remuneration Committee handled matters relating to salaries and other benefits for the President and the executive management and overall issues relating to salaries and other benefits. In 2011, this also included an evaluation of remuneration performed by an external party. The Board of Directors has established a Remuneration policy and a Remuneration instruction. During 2011, the committee prepared proposals on salaries and other benefits for the President and executive management. The committee also prepared proposals for the terms and outcomes of a general incentive program. In 2011, the committee also prepared proposals regarding the disbursement of retroactive variable remuneration and a new general incentive program. Furthermore, the committee evaluates the compliance with the annual general meetings decisions regarding remuneration. The Board of Directors has drawn up instructions for the Remuneration Committee. The Board has appointed the following three members to the Remuneration Committee: Lars Linder-Aronson (Chairman), Lotta Mellström and Eva Walder. The President participated in meetings of the committee in matters that did not relate to the President’s terms and conditions of employment. SEK’s Human Resources Director participated in the committee’s meetings. The company’s general counsel acted as secretary to the committee up until April 2011. Since then, the Executive Director, Head of Strategic Analysis, has acted as secretary to the committee.

Audit Committee

The Audit Committee (established in accordance with the Swedish Companies Act) acts as a working committee for matters relating to the company’s financial reporting and corporate governance report (including the Board’s internal audit report) in accordance with the Code. The Audit Committee establishes overall instructions for the company’s auditing work. The Audit Committee has, during 2011, prepared the Board’s proposal to outsource SEK’s independent internal audit function to an external company. In connection with the annual general meeting, the Board has appointed the following three members to the committee: Jan Roxendal (Chairman), Cecilia Ardström and Lotta Mellström. Furthermore, in July 2011, the Board appointed Åke Svensson as member of the committee in connection to his election, the same month, as Director of the Board. From the executive management, the President and the Administrative Director attended the committee’s meetings. SEK’s Head of Financial Control, the person responsible for SEK’s internal control support function and SEK’s Head of Internal Audit have reported to the committee and SEK’s general counsel acted as secretary to the committee up until April 2011. Since then, the Executive Director, Head of Strategic Analysis, acted as secretary to the committee. In most cases, the meetings of the committee are also attended by the auditor appointed by the annual general meeting and by the Swedish National Audit Office. The following matters have been discussed at the Audit Committee’s meetings with the auditors: the focus and extent of the audit, coordination of internal and external auditing, internal control, critical accounting issues and financial reports submitted by the company as well as correspondence with supervisory authorities in accounting matters.

D          Employee Relations

During the course of 2011, the number of employees averaged 234 (2010: 228 employees), of whom 108 (2010: 100) were female and 126 (2010: 128) were male. The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans is in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be good.

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

A          Major Shareholders

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

The following table sets forth the share ownership of the Parent Company:

Shareholder		Ownership %	Number of shares
Kingdom of Sweden	Appr.	100.00	3,990,000
Total		100.00	3,990,000

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

B          Transactions with related parties

SEK defines related parties for the Consolidated Group as:

•        Shareholder, the Swedish State

•        Companies and organizations that are controlled through a common owner, the Swedish State

•        Subsidiaries

•        Key management personnel

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN — The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 31.6 percent of the Group’s outstanding loans as of December 31, 2011, were guaranteed by the State (year-end 2010: 25.4 percent). SEK administers, in return for compensation, the State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(d) and Note 28 to the consolidated financial statements and Item 4 above.

SEK has had access to a guarantee of Skr 600 million, issued by the owner, the Swedish state, from which SEK has had the right to withdraw capital if SEK deems it be necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer be required and expired at June 30, 2011. See Note 3 to the consolidated financial statements

On February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. In 2010, the parliament also authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). In January 2012, both the loan facility and the ability to purchase state guarantees were extended for 2012 on the same terms. As of December 31, 2011, SEK has not experienced any need to use the loan facility or purchase any of the Swedish government guarantees.

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

Key management personnel include the following persons

•        The Board of Directors

•        The President and CEO

•        Other members in the Executive Committee

For information about remuneration and other benefits to key management personnel, see Note 5 to the consolidated financial statements.

See also Note 28 to the consolidated financial statements for further details on related-party transactions.

ITEM 8. FINANCIAL INFORMATION

A          Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements”.

Legal Proceedings

Swedbank-related matters. In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which claim has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009. SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

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

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, and a decision on a special dividend amounting to Skr 1,890.0 million was taken. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010. On March 14, 2012, the arbitration proceedings, which can not be appealed, were concluded in SEK’s favor. SFAB has also been ordered to reimburse SEK for the expenses it incurred during the arbitration proceedings. See Note 23 to the Consolidated Financial Statements for information about SEK’s dispute with SFAB.

Lehman Brothers-related matters. SEK has not recorded any impairment related to its exposures to the Lehman Brothers Group.

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

The majority of the contracts SEK had with three different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantee and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements included claims for calculated costs related to the replacement of these financial guarantees. SEK’s claims against the relevant Lehman Brothers entities associated with these financial guarantees have not previously been recognized in the statement of financial position due to the requirement that contingent assets only should be recognized when there is virtual certainty of collection.

During the third quarter of 2011, SEK reached an agreement with Lehman Brothers Special Financing Inc. that resolved the parties’ respective claims. Based on that agreement, a portion of the previously recognized contingent asset are considered virtually certain to have a positive fair value and have therefore been recognized in the statement of financial position based on an assessment of the present value of future cash flows. On November 16, 2011, an agreement was concluded for the sale to a third party of SEK’s agreed claim against Lehman Brothers International (Europe) (in administration) (“LBIE-Claim”), together with the contingent claim against Lehman Brothers Holding, Inc. in its capacity as guarantor, in relation to the LBIE-Claim. The purchase price of approximately US$ 41.1 million was credited to SEK’s account the same day. Based on these agreements, SEK believes that it no longer should report any contingent asset related to this particular Lehman Brothers subsidiary.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the related Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements.  However, as a consequence of the agreement reached with LBSF in October 2011, SEK made a payment of approximately US$ 39.4 million to LBF (representing SEK’s debt including interest) “without prejudice to the respective positions of the parties with respect to the disputed issues”. This payment was made in accordance with the LBF Calculation Statement. SEK disagrees with LBF’s position, and intends to continue to vigorously defend its position.

SEK believes that the Parent Company will not suffer any significant losses related to the bankruptcy of Lehman Brothers and has therefore not made any provision for this. SEK’s set-off and damage claims have, however, not all been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of the group’s dispute with LBF be given. SEK will continue to evaluate the situation and await the outcome of Lehman Brothers Holdings Inc.’s bankruptcy.

Other. There is no other material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

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

The Board of Directors resolved on March 11, 2011, to propose to the Annual General Meeting that a dividend in the aggregate amount of Skr 301.0 million (or Skr 75.44 per share) be paid to the shareholder in relation to financial year 2010. That dividend was approved by the Annual General Meeting on April 29, 2011 and paid on May 5, 2011.

The Board of Directors resolved on March 16, 2012, to propose at the Annual General Meeting to be held on April 26, 2012 that a dividend in the aggregate amount of Skr 420.0 million (or Skr 105,26 per share) be paid to the shareholder in relation to financial year 2011.

	Inrelation to respective years
Skr mn	2011	2010	2009
Dividend	420.0	301.0	518.0
Special dividend	—	1,890.0	—

For additional details regarding equity, see the Consolidated Statement of Equity.

B          Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2011.

ITEM 9. THE OFFER AND LISTING

A          Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of the SEK’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.  In particular, the 5.125% Global Notes due March 1, 2017, Floating Rate Global Notes due August 14, 2014, 3.25% Global Notes due September 16, 2014, and 1.750% Global Notes due October 2015 are listed on the London Stock Exchange, while SEK’s 2.125% Notes due July 2016 are listed on the Official List of the Irish Stock Exchange.

Other issues of SEK’s Medium Term Notes are traded in the over-the-counter market.

ITEM 10. ADDITIONAL INFORMATION

A          The Share Capital

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

•                                       A resolution to amend the Articles of Association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present or represented at the meeting and representing at least nine-tenths of all shares issued; and

•                                       A resolution to amend the Articles of Association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

In elections, the person receiving the most votes is deemed to have been elected.

B          Memorandum and Articles of Association

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

C             Material Contracts

The Parent Company is a party to certain material contracts, as defined in the Instructions to Item 10c of Form 20-F.  Such contracts are either filed with this annual report or incorporated by reference herein. Please see Item 19 herein.

D          Exchange Controls and Other Limitations Affecting Security Holders

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

E          Swedish Taxation

The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities that are not considered to be Swedish residents for Swedish tax purposes, if not otherwise stated. The summary is based on the laws of the Kingdom of Sweden as currently in effect and is intended to provide general information only. The summary does not address situations where debt securities are held in an investment savings account (Sw. investeringssparkonto) or the rules regarding reporting obligations for, among others, payers of interest. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of debt securities in their particular circumstances.

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

Swedish withholding tax, or Swedish tax deduction, is not imposed on payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to a holder, except for certain payments of interest (and other return on debt securities) to a private individual or an estate of a deceased individual with residence in Sweden for Swedish tax purposes (see “Holders resident in Sweden” below).

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

If amounts that are considered to be interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or such legal entity on such payments. Under a new rule, Swedish preliminary taxes shall normally be withheld also on other return on debt securities (but not capital gains), if the return is paid out together with an amount that is considered to be interest for Swedish tax purposes.(1)

F              Documents on Display

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

G          Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as operating profit excluding unrealized changes in fair value, and which we refer to herein as operating profit excluding unrealized changes in fair value”  This is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

SEK’s management considers — and SEK believes that its sole shareholder, the Swedish State, considers — operating profit excluding unrealized changes in fair value to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Because operating profit excluding unrealized changes in fair value ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes.  Operating profit excluding unrealized changes in fair value is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our operating profit excluding unrealized changes in fair value only marginally. Operating profit excluding unrealized changes in fair value is the primary basis for calculating the amount of variable remuneration payable under the Group’s employee incentive programs to all of our permanent employees except for a small number of employees working in our advisory services business and our executive officers.

While strongly cautioning that operating profit excluding unrealized changes in fair value should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure (which is operating profit), SEK believes that it is important to disclose its operating profit excluding unrealized changes in fair value in its reports filed with the SEC so as to communicate equivalent information to all of the Group’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business.  Please note, however,

(1) This rule entered into force on January 1, 2012 and is applied to amounts that are disbursed by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch, after the end of year 2011.

that SEK’s management generally considers the Group’s operating profit calculated in accordance with IFRS, alongside its operating profit excluding unrealized changes in fair value, in making important business decisions.

Operating profit excluding unrealized changes in fair value amounted to Skr 1,847.6 million in the year ended December 31, 2011 a decrease of 55.1 percent as compared to the year ended December 31, 2010 (when operating profit excluding unrealized changes in fair value amounted to Skr 4,114.7 million). The negative change was mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. In addition, provisions for net credit losses have increased by Skr 119.1 million in 2011 compared to a recovery of Skr 8.2 million in 2010. The negative change in net result is compensated by realized gains in 2011 related to the sale of a claim against a subsidiary in the Lehman Brothers Group amounting to Skr 279.3 million. Furthermore, the negative change was offset by the sale of a subsidiary whose only asset was the former office building of SEK, amounting to Skr 105.1 million. Operating profit excluding profit from the disposal of shares increased by 37.4 percent from the previous year

Operating profit excluding unrealized changes in fair value amounted to Skr 4,114.7 million in the year ended December 31, 2010, an increase of 157.3 percent, as compared to the year ended December 31, 2009 (when operating profit excluding unrealized changes in fair value amounted to Skr 1,599.3 million). The increase in operating profit excluding unrealized changes in fair value resulted primarily from the realized gain from the selling of shares in Swedbank AB, amounting to Skr 2,565.0 million before tax.  Below is a reconciliation showing the differences between our operating profit calculated in accordance with IFRS and operating profit excluding unrealized changes in fair value.

Operating profit excluding unrealized changes in fair value

	For the year ended December 31,
Skr mn	2011	2010	2009
Operating profit	1,889.1	3,939.7	2,368.6

Less changes in fair value related to financial assets or liabilities at fair value through profit or loss:

of which designated upon initial recognition (FVO)	-14,019.7	280.7	3,573.5

of which held-for-trading	13,971.6	-45.2	-3,973.2

Less changes in fair value related to derivatives used for hedge accounting	-2,253.2	-799.9	2,877.2

Less changes in fair value related to available-for-sale securities	43.9	31.7	1.2

Less changes in fair value related to loans and receivables	-415.0	149.1	611.7

Less changes in fair value related to other financial liabilities	2,630.9	558.6	-3,859.7

Net change — reported as part of “Net results of financial transactions” — see Note 4 to the Consolidated statement of financial position	-41.5	175.0	-769.3

Operating profit excluding unrealized changes in fair value	1,847.6	4,114.7	1,599.3

Operating profit excl. unrealized changes in fair value and excl. profit from sale of Swedbank shares

	For the year ended December 31,
Skr mn	2011	2010	2009
Operating profit	1,889.1	3,939.7	2,368.6

Less profit from sale of Swedbank shares	—	-2,565.0	—

Less changes in fair value related to financial assets or liabilities at fair value through profit or loss:

of which designated upon initial recognition (FVO)	-14,019.7	280.7	3,573.5

of which held-for-trading	13,971.6	-45.2	-3,973.2

Less changes in fair value related to derivatives used for hedge accounting	-2,253.2	-799.9	2,877.2

Less changes in fair value related to available-for-sale securities	43.9	31.7	1.2

Less changes in fair value related to loans and receivables	-415.0	149.1	611.7

Less changes in fair value related to other financial liabilities	2,630.9	558.6	-3,859.7

Net change — reported as part of “Net results of financial transactions” — see Note 4 to the Consolidated statement of financial position	-41.5	175.0	-769.3

Operating profit excluding unrealized changes in fair value	1,847.6	1,549.7	1,599.3

Changes in the fair values of financial assets available-for-sale and loans and receivables as well as other financial liabilities have been accounted for through profit and loss when such assets are subject to fair value hedge accounting in terms of changes in fair value related to the hedged risk. See Note 13 to the consolidated financial statements for information on the portion of those assets or liabilities that are subject to fair value hedge accounting.

There are significant limitations associated with the use of operating profit excluding unrealized changes in fair value as compared with operating profit in gauging the performance of our business, including the limitations inherent in our determination of which fair-value changes are excluded from our operating profit to derive our operating profit excluding unrealized changes in fair value. SEK’s management makes these determinations using established systems and processes and on the basis of the best information available at the time of determination.

Operating profit excluding unrealized changes in fair value represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and related derivatives. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting operating profit excluding unrealized changes in fair value is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis.  As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes). Under IFRS, a derivative is always required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost.  There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities.  Therefore, we believe that operating profit excluding unrealized changes in fair value is a useful alternative statistical measure, in part, because it helps us understand our business results under a constant valuation methodology for derivatives and the underlying assets and liabilities they hedge.

The reason why we exclude the changes in the fair values of our financial assets other than held-for-trading assets in calculating our operating profit excluding unrealized changes in fair value is that we have the ability and absolute intention to hold them to maturity, and thus believe it is useful to present a supplemental statistical measure that does not “mark-to-market” such assets.  The reason why we exclude the changes in the fair values of financial liabilities from operating profit excluding unrealized changes in fair value is that we believe it is useful to present a measure that does not include adjustments in the value of such liabilities related to our own credit spread (under IFRS, a credit deterioration at SEK may produce an unrealized gain).

Operating profit excluding unrealized changes in fair value is a non-IFRS statistical measure and should not be relied upon for any purpose by investors or considered to constitute a substitute or replacement for any IFRS financial measure, including our operating profit.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A          Disclosure Controls and Procedures

Our chief executive officer, chief financial officer, chief administrative officer and the head of financial control have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Parent Company’s management, including the chief executive officer, chief financial officer, chief administrative and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, the chief executive officer, chief financial officer, chief administrative officer and head of financial control concluded that the Group’s internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting below, the Group’s disclosure controls and procedures were effective as of December 31, 2011.

B          Management’s Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the effectiveness, as of December 31, 2011, of our internal control over financial reporting based on SEC’s Interpretive Release No. 33-8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting.” The conclusion from the evaluation was that SEK management’s internal control over financial reporting was effective as of December 31, 2011.

C          Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s board of directors was established in January 2008. This committee, whose members are Jan Roxendal (Chairman), Cecilia Ardström, Lotta Mellström and Åke Svensson, has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2011 and 2010, the fees billed from the Parent Company’s independent auditors, Ernst & Young  for 2011 and  2010.

Item 16 C Principal accountant fees and services

Skr mn	2011	2010
Ernst & Young

Audit fee	13.4	13.5
Audit related fee	0.7	0.5
Tax related fee	0.2	0.2
Other fees	0.1	1.2
Total	14.4	15.4

In the table above, “Audit fee” comprises the aggregate fees in relation to the audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of debt. “Audit-related fee” comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. “Tax fee” comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. “Other fees” comprises fees mainly related to consultation and assistance provided in connection with improving the Group’s internal control over financial reporting in accordance with Sarbanes-Oxley Act of 2002.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board of Directors as a whole comprised the Parent Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934.  In January 2008, the Board of Directors established a separate Audit Committee; which currently has four directors as members. See Item 6 “Directors, Senior Management and Employees — Audit Committee. Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole shareholder, the Swedish State is an affiliate of the Parent Company.  However, no member of the Board of Directors is an executive officer of the Parent Company.  Thus, although no member of the Board of Directors or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3 (b) (1) (ii) (B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board of Directors and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b) (1) (iv) (E). The Parent Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Audit Committee to act independently and to satisfy its duties.

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

Consolidated Financial Statements

Exhibits

1.1

Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2010 filed by the Company on March 25, 2011 and incorporated herein by reference).

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

2.4

Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report of Foreign Issuer on Form 6-K dated October 23, 2008 (No. 001-08382) and incorporated herein by reference).

2.5

Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333- 156118) dated December 15, 2008).

2.6

Fiscal Agency Agreement dated April 8, 2011 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated April 8, 2011 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.8

Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010).

2.9

English-language summary of the Terms and Conditions dated 22 February 2012 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Swedish MTN Programme (filed herewith).

2.10

ASX Austraclear Registry and IPA Services Agreement dated 14 October 2009 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010).

2.11

Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

7.2	List of Subsidiaries (filed herewith).

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934(filed herewith).

13.1	Certifications Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1.	Consent of Independent Registered Public Accounting Firm (filed herewith).

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

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of financial position of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Svensk Exportkredit at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young AB

	By	/s/ Jan Birgerson
Jan Birgerson
Authorized Public Accountant

Stockholm, Sweden
March 19, 2012

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Skr mn	Note	2011	2010	2009
Interest revenues		10,223.0	12,183.1	13,306.4
Interest expenses		-8,352.2	-10,284.6	-11,312.1
Net interest revenues	2	1,870.8	1,898.5	1,994.3

Commissions earned	3	12.3	19.7	26.2
Commissions incurred	3	-14.9	-19.9	-26.4
Net results of financial transactions	4	523.4	2,497.6	1,103.1
Other operating income	7	108.8	—	—
Operating income		2,500.4	4,395.9	3,097.2

Personnel expenses	5	-282.8	-259.4	-312.2
Other expenses	6	-203.1	-191.9	-159.0
Depreciations and amortizations of non-financial assets	7	-14.5	-13.1	-11.1
Net credit losses	9	-110.9	8.2	-246.3
Operating profit		1,889.1	3,939.7	2,368.6

Taxes	10	-489.6	-1,048.0	-641.3
Net profit for the year (after taxes)(1)		1,399.5	2,891.7	1,727.3

Other comprehensive income related to:
Available-for-sale securities (2),(3)		12.1	-1,653.0	1,784.5
Derivatives in cash flow hedges (3)		394.7	-205.6	25.0
Tax on other comprehensive income	10	-107.0	488.6	-475.9
Total other comprehensive income		299.8	-1,370.0	1,333.6
Total comprehensive income (1)		1,699.3	1,521.7	3,060.9

(1) The entire profit is attributable to the shareholder of the Parent Company.

(2) Changes in the value of the shares in Swedbank are included in 2010. See Note 4 and 23.

(3) See Consolidated statement of changes in equity

Basic and diluted earnings per share(1)	350.8	724.7	432.9

(1) The average number of shares in 2011 amounts to 3,990,000 (year-end 2010: 3,990,000, year-end 2009: 3,990,000)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Skr mn	Note	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	11,12	3,749.6	8,798.0
Treasuries/government bonds	11,12	2,033.4	5,431.3
Other interest-bearing securities except loans	11,12	74,738.5	100,533.0
Loans in the form of interest-bearing securities	11,12	66,204.5	71,805.8
Loans to credit institutions	9,11,12	25,791.6	22,538.9
Loans to the public	9,11,12	107,938.1	87,101.9
Derivatives	14	31,467.0	37,659.8
Property, plant, equipment and intangible assets	7	128.4	159.3
Other assets	16	3,909.8	1,704.1
Prepaid expenses and accrued revenues	17	3,741.0	3,955.5
Total assets		319,701.9	339,687.6

Liabilities and equity
Borrowing from credit institutions	12,18	15,833.9	14,342.8
Borrowing from the public	12,18	59.1	19.3
Senior securities issued	12,18	257,352.4	286,309.5
Derivatives	14	22,604.8	18,057.4
Other liabilities	19	2,497.0	1,640.6
Accrued expenses and prepaid revenues	20	3,351.0	3,443.4
Deferred tax liabilities	10	811.6	660.9
Provisions	5,21	49.6	53.6
Subordinated securities issued	11,22	3,174.4	2,590.3
Total liabilities		305,733.8	327,117.8

Share capital		3,990.0	3,990.0
Reserves		294.6	-5.2
Retained earnings		9,683.5	8,585.0
Total equity		13,968.1	12,569.8

Total liabilities and equity		319,701.9	339,687.6

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities:
Subject to lending		123.0	229.7

Contingent assets and liabilities	23	1.1	4.5

Commitments
Committed undisbursed loans	23	25,071.8	38,205.2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Reserves
Skr mn	Equity	Share capital(1)	Hedge reserve(2)	Fair value reserve(3)	Retained earnings
Opening balance of equity 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Net profit for the year	1,727.3				1,727.3
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	1,711.3			1,711.3
Derivatives in cash flow hedges	-388.6		-388.6
Reclassified to profit or loss	486.8		413.6	73.2
Tax on other comprehensive income	-475.9		-6.5	-469.4
Total other comprehensive income	1,333.6		18.5	1,315.1
Total comprehensive income	3,060.9		18.5	1,315.1	1,727.3
Dividend	—
Closing balance of equity 2009	13,455.2	3,990.0	180.0	1,184.8	8,100.4

Opening balance of equity 2010	13,456.1	3,990.0	180.0	1,184.8	8,101.3
Net profit for the year	2,891.7				2,891.7
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	835.5			835.5
Derivatives in cash flow hedges	-2.9		-2.9
Reclassified to profit or loss	-2,691.5		-202.7	-2,488.8
Tax on other comprehensive income	488.9		54.1	434.8
Total other comprehensive income	-1,370.0		-151.5	-1,218.5
Total comprehensive income	1,521.7		-151.5	-1,218.5	2,891.7
Dividend	-2,408.0				-2,408.0
Closing balance of equity 2010(4),(5)	12,569.8	3,990.0	28.5	-33.7	8,585.0
Opening balance of equity 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit for the year	1,399.5				1,399.5
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	-0.8			-0.8
Derivatives in cash flow hedges	546.9		546.9
Reclassified to profit or loss	-139.3		-152.2	12.9
Tax on other comprehensive income	-107.0		-103.8	-3.2
Total other comprehensive income	299.8		290.9	8.9
Total comprehensive income	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity 2011(4),(5)	13,968.1	3,990.0	319.4	-24.8	9,683.5

(1) The total number of shares is 3,990,000.

(2) Hedge reserve is shown as net after-tax difference between fair value and amortized cost recognized through other comprehensive income related to derivatives in cash flow hedges.

(3) Fair value reserve is shown as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities.  After reclassification as of July 1, 2008, the fair value reserves are amortized over the remaining life of these reclassified assets.  During 2009 to 2011 new assets in the category available-for-sale have been acquired. Fair value reserve amounted to Skr -24.8 (year-end 2010: Skr -33.7 million; year-end 2009: Skr 1,184.8 million), of which Skr 2.2 million (year-end 2010: Skr 6.4 million; year-end 2009: Skr 7.6 million) represented interest-bearing securities with positive changes in fair value, Skr -10.1 million, (year-end 2010: Skr -1.7 million; year-end 2009: Skr -8.5 million) represented interest-bearing securities with negative changes in fair value and Skr -16.9 million (year-end 2010: Skr -38.4 million; year-end 2009: Skr -76.4) remained from the reclassification in 2008.

(4) According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital for the Consolidated Group at year-end amounted to Skr 6,176.9 million (year-end 2010: Skr 5,965.4 million; year-end 2009: Skr 5,211.2 million) and distributable capital amounted to Skr 7,791.2 million (year-end 2010: Skr 6,604.4 million; year-end 2009: Skr 8,244.0 million).

(5) The entire equity is attributable to the shareholder of the Parent Company

CONSOLIDATED STATEMENT OF CASH FLOWS

	Consolidated Group
Skr mn	2011	2010	2009
Operating activities
Operating profit (1)	1,889.1	3,939.7	2,368.6

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	43.4	81.7	283.0
Depreciation	14.5	10.6	11.1
Derivatives	567.6	3,289.8	-1,570.9
Gain on sales of subsidiaries	-105.1	—
Exchange rate differences	-4.6	0.9	-33.2
Other	62.4	32.8	144.8
Income tax paid	-1,187.5	-387.8	-174.6
Total adjustments to convert operating profit to cash flow	-609.3	3,028.0	-1,339.8

Disbursements of loans	-57,673.4	-39,007.8	-74,310.9
Repayments of loans	41,113.1	37,517.5	39,577.8
Net decrease in bonds and securities held	29,211.8	9,914.4	-5,274.1
Other changes - net	378.9	130.1	1,645.6
Cash flow from operating activities	14,310.2	15,521.9	-37,332.8

Investing activities
Capital expenditures	139.1	-42.2	-3.2
Cash flow from investing activities	139.1	-42.2	-3.2

Financing activities
Proceeds from issuance of short-term senior debt	3,403.6	46,931.5	93,478.5
Proceeds from issuance of long-term senior debt	51,486.4	76,667.5	111,831.5
Repayments of debt	-37,565.7	-111,742.0	-138,975.6
Repurchase and early redemption of own long-term debt	-36,522.6	-33,759.5	-35,141.7
Dividend paid	-301.0	-2,408.0
Cash flow from financing activities	-19,499.3	-24,310.5	31,192.7

Net cash flow for the year	-5,050.0	-8,830.8	-6,143.3
Exchange rate differences on cash and cash equivalents	1.6	-7.7	8.7
Cash and cash equivalents at beginning of year	8,798.0	17,636.5	23,771.1
Cash and cash equivalents at end of year (2)	3,749.6	8,798.0	17,636.5

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

	Consolidated Group
Skr mn	2011	2010	2009
Interest payments received	10,446.9	12,684.1	14,960.5
Interest expenses paid	8,534.9	10,786.7	12,851.2

(2) Cash and cash equivalents:

	Consolidated Group
Skr mn	2011	2010	2009
Cash at banks	231.8	225.0	384.3
Cash equivalents	3,517.8	8,573.0	17,252.2
Total cash and cash equivalents	3,749.6	8,798.0	17,636.5

Cash and cash equivalents include, in this context, cash at banks where amounts can be converted immediately into cash and short-term deposits where the time to maturity does not exceed three months on the trade date. See Note 11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is a company domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The consolidated financial statements of SEK as of December 31, 2011 encompass SEK and its wholly owned subsidiaries AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (“the Subsidiaries”). These are together referred to as the “Consolidated Group” or “the Group”.

AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Financial Advisors AB, SEK Customer Finance AB and Venantius AB are no longer engaged in any active business. SEK Financial Services AB and SEK Exportlånet AB are inactive companies. On April 13, 2011, the Parent Company in the Consolidated Group sold all of the shares in the wholly owned subsidiary AB SEKTIONEN to a company in the LMK Industri AB Group. AB SEKTIONEN’s main asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB SEKTIONEN’s operating business prior to the sale was to rent its building to the Parent Company.

BASIS OF PRESENTATION

(i) Statement of compliance

Since January 1, 2007, SEK has applied International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of the Financial Supervisory Authority (FFFS 2008:25), all of which have been complied with in preparing the consolidated financial statements, of which these notes form part. SEK also follows the Swedish Government’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The consolidated financial statements were approved for issuance by SEK’s Board of Directors (the Board of Directors) on March 16, 2012. The Group’s statements of comprehensive income and financial position are subject to approval by SEK’s shareholder, at the annual general meeting to be held on April 26, 2012.

(ii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following;

•  derivative financial instruments are measured at fair value,

•  financial instruments at fair value through profit or loss are measured at fair value,

•  available-for-sale financial assets are measured at fair value, and

•  hedged items in fair-value hedges are recorded at amortized cost, adjusted for changes in fair value with regard to the hedged risks.

(iii) Functional and presentation currency

SEK has determined that the Swedish krona (Skr) is its functional and presentation currency under IFRS. This determination is based on several factors, the significant factors being that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses, especially personnel expenses, other expenses and its taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging the exposure between Swedish kronor and other currencies.

(iv) Going concern

SEK’s Board of Directors and management have made an assessment of SEK’s ability to continue as a going concern and are satisfied that SEK has the resources to continue in business for the foreseeable future. Furthermore, the Board of Directors and management are not aware of any material uncertainties that may cast significant doubt upon SEK’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going-concern basis.

Note 1. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

(a)  Changes to accounting policies and disclosure requirements and standards not yet adopted

(b)  Basis of consolidation

(c)  Segment reporting

(d)  Recognition of operating income and expenses

(e)  Foreign currency transactions

(f)   Financial instruments

(g)  Tangible assets

(h)  Intangible assets

(i)   Employee benefits

(j)   Equity

(k)  Income tax

(l)   Earnings per share

(m) Statement of Cash Flows

(n) Critical accounting policies, assumptions and estimates

(a) Changes to accounting policies and disclosure requirements and standards not yet adopted

The accounting policies, in all material aspects, are unchanged in comparison with the financial statements included in SEK’s 2010 Annual Report on form 20-F, with the exceptions stated below.

The Group has adopted the following amendments to standards and interpretations from IASB as from January 1, 2011, but they have had little or no impact on SEK’s financial reporting:

IAS 32 Financial Instruments: Presentation — Classification of Rights Issues. The definition of a liability has been amended with the effect that rights issues fixed in a currency other than their functional currency and issued pro rata to existing owners are classified as equity instruments.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. This interpretation clarifies how an entity shall account for renegotiated terms of a financial liability resulting in the issuing of equity instruments to the creditor to fully, or partially, extinguish a financial liability.

IFRIC 14 Prepayments of a minimum funding requirement — amendment. This amendment provides guidance in assessing the recoverability of pension assets and allows the early payment of contributions to cover the minimum funding requirements to be accounted for as an asset.

IFRS 7 Financial Instruments: Disclosures. Amendments to the disclosure of financial assets, emphasizing the interaction between quantitative and qualitative disclosure about the nature and extent of risks associated with financial instruments.

IAS 1 Presentations of Financial Statements. Clarification of content of the statement of changes in equity.

IAS 34 Interim Financial Reporting. This amendment clarifies disclosure requirements, including that disclosures regarding financial instruments might be required.

The Segment Reporting has been changed to better reflect the present internal reporting structure. Comparative figures have been reclassified. Following this change, SEK reports two segments: direct customer financing and end-customer financing.. Previously, SEK reported the segments “granting of loans” and “other segments”. SEK has recently, as previously announced, analyzed its business strategies, resulting in an increased focus on the core business; lending to Swedish export companies. An analysis with the same conclusions has also been conducted by the government, resulting in the adoption of the owner’s instruction for SEK at the annual general meeting in 2011. Consequently, focus has been shifted from the segments previously identified as separate, and the previous assessment that they would gradually constitute an increasing portion of SEK’s business is no longer prevailing.

The following new standards and changes in standards and interpretations not yet adopted are considered to be relevant to SEK:

IFRS 7 Financial Instruments: Disclosures. This amendment requires additional quantitative and qualitative disclosures relating to the transfer of financial assets when financial assets are derecognized from the statement of financial position but the entity has a continuing involvement in them. SEK’s preliminary conclusion is that the amendment of this standard will not affect the financial disclosure provided by SEK in any material way. The amendment must be applied for annual periods beginning on or after July 1, 2011.

IFRS 7 Financial Instruments: Disclosures. The amendments contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. SEK has not yet evaluated the effect of the amendment. The amendment must be applied for annual periods beginning on or after January 1, 2013.

IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. SEK has not yet evaluated the effect of the amendment. The amendment must be applied for annual periods beginning on or after January 1, 2014.

IAS 19 Employee Benefits. This standard was amended in June 2011. The impact on SEK will be as follows: SEK will no longer apply the corridor approach and will instead recognize all actuarial gains and losses under other comprehensive income as they occur; all past service costs will be recognized immediately; and interest cost on pension obligations and expected return on plan assets will be replaced by a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). SEK’s preliminary conclusion is that the amendment will not have a material impact on SEK’s financial statements. The unrecognized actuarial losses amounted to Skr 40.5 million as of December 31, 2011. If SEK has unrecognized actuarial losses at transition there will be a negative impact on equity. The amendment must be applied for annual periods beginning January 1, 2013.

IFRS 9 Financial Instruments. This standard is part of a complete overhaul of the existing IAS 39 standard and reduces the number of valuation categories for financial assets, leaving the number of categories of financial liabilities unamended and implements new rules for how changes in own credit spread should be recorded when own debt is measured at fair value. The standard will be supplemented by rules on impairment of financial instruments and hedge accounting. IFRS 9 must be applied for annual periods beginning January 1, 2015. . Since not all parts of the standard are yet complete, SEK has not yet evaluated their effects.

IFRS 13 Fair value measurement. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair-value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. SEK is yet to assess the full impact of IFRS 13 and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRS or IFRIC interpretations that are not yet applicable that would be expected to have a material impact on the group.

(b) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

At the date of the acquisition of a company, the assets and liabilities in the acquired company are recognized at fair value. The difference between the acquisition value of the shares in the company and the net assets in the company is recorded as goodwill. The fair value of assets and liabilities in the acquired company is determined by management, in part by taking account of independent valuation. In cases where the shares have been acquired without any exchange of cash remuneration, the fair value of the shares in the acquired company is also determined by management, in part by taking account of independent valuation.

Goodwill is not depreciated, but is subject to impairment testing.

(c) Segment reporting

Segment information is presented from a management perspective and segments are identified based on internal reporting to the Executive Management Committee, which serves as the chief operating decision maker. SEK has the following two segments: direct financing and end customer financing. Direct financing concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows the information reported to the executive management. Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated under an allocation formula according to internal policies which management believes provide an equitable allocation to the segments.

(d) Recognition of operating income and expenses

(i) Net interest income

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. The reporting of all interest income and interest expenses is made on a gross basis, with the exception of interest income and interest expenses related to derivatives, which are reported on a net basis. Interest income and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expenses that are a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation.

The state-supported system (“S-system”). SEK administers, in return for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). Pursuant to agreements between SEK and the State, the State reimburses SEK for all interest differentials, financing costs and net foreign exchange losses under the S-system as long as any loans or borrowings remain outstanding. SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear the risks and decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. Accordingly, the costs reimbursed by the State are not accounted for in SEK’s statement of comprehensive income. The State’s reimbursements are made on a quarterly basis. Assets and liabilities related to the S-system are included in the statement of financial position for the Consolidated Group. SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income.

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

(iii) Net result of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the statement of financial position, except when fair-value changes are recorded in other comprehensive income. Gains and losses comprise gains and losses related to currency exchange effects, interest rate changes and changes in the creditworthiness of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks in fair-value hedges. Interest differential compensation on early repayment of fixed interest rate loans is recognized directly under “Net results of financial transactions”. The compensation is equal to the fair-value adjustment arising from change in applicable interest rates.

(e) Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated into the functional currency (Swedish krona) at the exchange rates applicable on the last day of each relevant reporting period. Revenues and costs in foreign currencies are translated into Swedish kronor at the current exchange rate as of the respective date of accrual. Any changes in the exchange rates between the relevant currencies and the Swedish krona relating to the period between the day of accrual and the day of settlement are reported as currency exchange effects. Currency exchange effects are included as one component of “Net results of financial transactions”.

(f) Financial instruments

(i) Recognition and derecognition in the statement of financial position

The recognition of financial instruments in, and their derecognition from, the statement of financial position is based on the trade dates for securities bought, as well as for securities issued and for derivatives. All other financial instruments are recognized and derecognized on their respective settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the statement of total income as one component of “Net results of financial transactions”.

(ii) Measurement on initial recognition

When financial instruments are initially recognized, they are measured at fair value plus, in the case of a financial assets or financial liabilities not carried at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability.

(iii) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. This offsetting generally occurs in only a limited number of cases.

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

Loans and receivables. With regard to financial assets, the category of loans and receivables constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. When a derivative is used to hedge a currency and/or interest rate exposure relating to a loan or receivable, fair-value hedge accounting is applied. Furthermore, cash flow hedge accounting is applied for certain transactions classified as loans and receivables. This is the case when SEK wishes to hedge against variability in the cash flow from these assets.

Financial assets at fair value through profit or loss. There are two main subcategories in the category of financial assets at fair value through profit or loss: financial assets designated upon initial recognition at fair value through profit or loss; and assets held for trading. Where two or more derivatives hedge both interest rate and credit exposures in a financial asset, such transactions may be classified irrevocably as a financial asset at fair value through profit or loss. Making such designations eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting.

Financial assets available-for-sale. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized in other comprehensive income. If assets are sold, changes in fair value are transferred from other comprehensive income to profit or loss. Among other things, this category is used for securities quoted on an active market that would otherwise be classified in the category of loans and receivables. Listed shares that are available-for-sale are also included in this category.

Financial liabilities at fair value through profit or loss. There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss; and liabilities held-for-trading. Senior securities issued by SEK are irrevocably classified as financial liabilities at fair value through profit or loss if they contain embedded derivatives that otherwise would be bifurcated and accounted for separately. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting.

Other financial liabilities. All senior securities issued by SEK other than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized cost, using the effective interest rate method. Where one or more derivative is hedging currency, interest rate, and/or other exposures, fair-value hedge accounting is applied. Subordinated debt is classified within other financial liabilities and is mainly subject to fair-value hedge accounting. When applying fair-value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period corresponding to the derivative’s time to maturity.

(v) Presentation of certain financial instruments in the statement of financial position

The presentation of financial instruments in the statement of financial position differs in certain respects from the categorization of financial instruments made for valuation purposes. Loans in the form of interest-bearing securities comprise loans granted to customers that are contractually documented in the form of interest-bearing securities, as opposed to bilateral loan agreements, which are classified in the statement of financial position either as loans to credit institutions or loans to the public. All other securities, which are not classified in the statement of financial position as loans in the form of interest-bearing securities, are classified as either cash and cash equivalents, treasuries/government bonds or other interest-bearing securities, except for loans.

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

Guarantees. SEK is holder of financial guarantee contracts in connection with certain loans. Such guarantees are ordinarily accounted for as guarantees in accordance with SEK’s established accounting policy and therefore are not recorded in the statement of financial position (except for the deferred costs of related guarantee fees paid in advance for future periods). In limited situations, the relevant risk-mitigating instruments do not fulfill the requirements to be considered guarantees and are therefore recorded as derivatives and valued at fair value through profit or loss. When SEK classifies a risk-mitigating instrument as a financial guarantee, SEK always owns the specific asset whose risk the financial guarantee mitigates and the potential amount that SEK can receive from the counterparty under the guarantee represents only the actual loss incurred by SEK related to its holding.

Embedded derivatives. In the ordinary course of its business, SEK issues or acquires financial assets or liabilities that contain embedded derivatives. Where financial assets or financial liabilities contain embedded derivatives, it is the company’s policy to select the option to recognize and measure the embedded derivatives together with the underlying instruments, rather than bifurcating and separately measuring the embedded derivatives at fair value.

Leasing assets. SEK, in the ordinary course of its business, acquires leases which are classified as finance leases (as opposed to operating leases). When making such a classification, all aspects of the leasing contract, including third-party guarantees, are taken into account. Financial leases are reported as receivables from the lessees in the category of loans and receivables. Any lease payment that is received from a lessee is divided into two components for the purposes of measurement; one component constituting an amortization of the loan and the other component recorded as interest revenues.

Committed undisbursed loans. Committed undisbursed loans, disclosed under the heading “Commitments” below the statement of financial position, are measured as the undiscounted future cash flow concerning loan payments related to loans committed but not yet disbursed at the period end date.

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

Reacquired debt. SEK reacquires its own debt instruments from time to time. Gains or losses that SEK realizes when reacquiring own debt instruments are accounted for in the statement of comprehensive income as one component of “Net results of financial transactions”.

(vii) Hedge accounting

SEK applies hedge accounting in cases where derivatives are used to create economic hedging and the hedge relationship is eligible for hedge accounting. The method used for hedge accounting is either fair-value hedge accounting or cash flow hedge accounting. In order to be able to apply hedge accounting, the hedging relationships must be highly effective in offsetting changes in fair values attributable to the hedged risks, both at inception of the hedge and on an ongoing basis. If the hedge efficiency does not fall within established boundaries, the hedge relationship is ended.

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives hedge interest rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest rate risk). The hedging instrument may consist of one or several derivatives exchanging fixed interest for floating interest in the same currency (interest rate swap)s or one or several instruments exchanging fixed interest in one currency for floating interest in another currency (interest and currency swaps.

If a fair-value hedge relationship no longer fulfills the requirements for hedge accounting, the hedged item ceases to be measured at fair value and is measured at amortized cost, and the previously recorded fair-value changes for the hedged item are amortized over the remaining maturity of the previously hedged item.

Cash flow hedge accounting. Cash flow hedge accounting is used for transactions in which one or several derivatives hedge risk for variability in the cash flows from a floating-rate financial asset or liability. When hedging cash flows, the hedged asset or liability is measured at amortized cost and changes in fair value in the hedging instrument are reported in other comprehensive income. When the hedged cash flow is reported in operating profit, the fair-value changes in the hedging instrument are reclassified from other comprehensive income to operating profit. SEK defines the risk hedged in a cash flow hedge as the risk of variability of cash flows with regard to a chosen reference rate (referred to as cash flow risk). The hedging instrument may consist of one or several derivatives exchanging floating interest for fixed interest in the same currency (interest rate swaps) or one or several instruments exchanging floating interest in one currency for fixed interest in another currency (interest and currency swaps).

If a cash flow hedge relationship no longer fulfills the requirements for hedge accounting and accumulated gains or losses related to the hedge have been recorded in equity, such gains or losses remain in equity and are amortized through other comprehensive to profit over the remaining maturity of the previously hedged item.

(viii) Principles for determination of fair value of financial instruments

Fair-value measurements are categorized using a fair-value hierarchy. The financial instruments carried at fair value in the statement of financial position have been categorized under the three levels of the IFRS fair-value hierarchy that reflect the significance of inputs. The categorization of these instruments is based on the lowest level input that is significant to the fair-value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments, based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: valuation models for which all inputs with a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques that use inputs with a significant effect on the recorded fair value that are not based on observable market data.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available.

For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, quotations furnished by external parties and dealers in such instruments or market quotations. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data) to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•      the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•      quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•      historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•      similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated so that the “Black-Scholes model” recreates observable prices. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and CDS spreads.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. One example of non-observable market data that SEK uses consists of discount curves created using observable market data, which is then extrapolated to calculate the non-observable data. Another example of non-observable data is when market correlation used in valuation models is based on transactions with low liquidity, such as spread options.

(ix) Determination of fair value of certain types of financial instruments

Derivatives. Derivatives are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivatives, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. Furthermore, certain assumptions are made about the expected duration of certain liabilities carried at fair value and the derivatives that hedge the debt instruments. Assumptions on expected duration are evaluated and reconsidered on a quarterly basis. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivates. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value through profit or loss. As there are no quoted market prices for these instruments, valuation models, valuations established by external parties or quotes furnished by dealers in such instruments are used to calculate fair value. The same valuation model is used for both hybrid debt instruments and the derivative hedging such instruments, except with regard to adjustments due to counterparty or own credit risk.

See further information in Note 13 regarding the valuation techniques applied for certain types of financial instruments.

(x) Impairment of financial assets

SEK monitors loans and receivables and other assets for impairment as described below. Loans and other financial assets are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses. Provisions for incurred impairment losses are recorded if and when SEK determines it is probable that the counterparty to a loan or another financial asset held by SEK, along with existing guarantees and collateral, will fail to cover SEK’s full claim. Such determinations are made for each individual loan or other financial asset. Objective evidence consists of the issuer or debtor suffering significant financial difficulties, outstanding or delayed payments or other observable facts which suggest a measurable decrease in expected future cash flow. If there is objective evidence that an impairment loss on a loan or other financial asset has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted to the relevant period end date at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss.

After an individual determination has been made, and if there is no objective evidence for impairment of an individually assessed financial asset, regardless of whether the asset is individually material or not, the company includes the asset in a group of financial assets with similar credit risk characteristics and determines, collectively, the need for the impairment of such assets based on quantitative and qualitative analyses. The need for impairment is related to loan losses that have occurred as of a period-end date but which have not yet been identified as individual loan losses.

Impairment of an asset is made to a reserve account which, in the consolidated statement of financial position, reduces the line item to which it relates.

If and when a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized is removed from other comprehensive income and recognized in profit or loss, even though the financial asset has not been derecognized in the statement of financial position.

Charge-offs are recorded when it is evident that it is highly unlikely that any remaining part of SEK’s claim on a counterparty will be reimbursed within the foreseeable future and when there exists no guarantee or collateral covering the claim. Charge-offs may also be made once bankruptcy proceedings have been concluded and a final loss can be established, taking into account the value of any assets held by the bankruptcy estate and SEK’s share of these assets.

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

(g) Tangible assets

Items of property and equipment are measured at cost, less accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Office equipment, buildings and equipment relating to the building are depreciated using the straight-line method over their estimated useful lives. Land is not depreciated. Average useful lives, depreciation methods and book values are evaluated and reconsidered on a yearly basis. No depreciation is carried out from the time that an asset is classified as an asset held-for-sale.

(h) Intangible assets

Intangible assets comprise mainly the capitalized portion of investments in IT systems, which include expenses related to the intangible assets, such as consulting fees and expenses for Group personnel contributing to producing such intangible assets. Each intangible asset is depreciated using the straight-line method over an estimated useful life from the date the asset is available for use. Average useful lives are evaluated and reconsidered on a yearly basis. An annual impairment test is performed on intangible assets not yet used.

(i) Employee benefits

SEK sponsors both defined benefit and defined contribution pension plans.

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity (SEK, in this case) pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss at the rate at which they are accrued by employees providing services to the entity during a period. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans

Defined benefit plans are post-employment benefit plans other than defined contribution plans.

The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The cost for defined benefit plans is calculated using the “projected unit credit method”, which distributes the cost of a plan over a covered employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation, and changes in mortality rates. The discount rate used is the equivalent of the interest rate for government bonds, with a remaining term approximating that of the actual commitments.

Changes in actuarial assumptions may result in actuarial gains or losses affecting the fair value of plan obligations. Such gains or losses, within a 10 percent “corridor,” are not immediately recognized. Gains or losses exceeding the 10 percent corridor are amortized over the remaining estimated service period of the employees.

The companies of the Group support various public pension plans covering all employees. Defined benefit accounting should also be applied for public pension plans, provided that sufficient information is available to enable the company to calculate its proportional share of the defined benefit liabilities, assets and costs associated with the plan. Such information has been made available to all companies within the Group since 2009. The future costs of the plan may change accordingly if the underlying assumptions of the plan change. In addition to this there are individual pension solutions for two former employees that are being disbursed. These have been accounted for in the same way as the company’s other pension obligations.

(j) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: reserve for fair-value changes in respect of available-for-sale securities (Fair value reserve) and reserve for fair-value changes in respect of derivatives in cash flow hedges (Hedge reserve).

(k) Income tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 26.3 percent. Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in the income statement or through other comprehensive income.

(l) Earnings per share

Earnings per share are calculated as Net profit for the year divided by the average number of shares. There is no dilution of shares.

(m) Statement of Cash Flows

The Statement of Cash Flows shows inflows and outflows of cash and cash equivalents during the year. SEK’s Statement of Cash Flow has been prepared in accordance with the indirect method, whereby operating profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date. See Note 11

(n) Critical accounting policies, judgments and estimates

When applying the Group’s accounting policies, management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. These estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later differ from the estimates and the assumptions made. Please see below for items for which critical estimates have been made. The company assesses that the judgments made related to the following critical accounting policies are the most significant:

•      The functional currency of the Parent Company,

•      Classifications of securities as quoted on an active market,

•      The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value,

•      The judgment that SEK should be regarded as an agent with respect to the S-system

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

•      Provisions for probable credit losses,

•      Estimates of fair values when quoted market prices are not available,

•      Valuation of derivatives without observable market prices

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currency. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as foreign exchange effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 27 for information on SEK’s positions in foreign currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, SEK makes judgments as to whether these securities are quoted on active markets, based on a number of pre-established factors. SEK has, based on the regulation and guidance in the existing IFRS standards, and established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process. The definition is based on the markets in which SEK invests. If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available for sale and carried at fair value, with changes in value after tax reported under other comprehensive income. See Note 12 for information on SEK’s classification of financial assets and liabilities.

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

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the agreement with the Swedish State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. Please see more information regarding the S-system in Note 24.

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that it is probable that the obligor under a loan or another asset held by SEK, in each case together with existing guarantees and collateral, will fail to cover SEK’s full claim. If the judgment underlying this determination were to change, this could result in a material change in provisions for probable credit losses.

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2011 by Skr 60-70 million (2010: Skr 50-60 million) and equity by Skr 40-50 million (2010: Skr 30-40 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

Estimates of fair value when quoted market prices are not available

If a transaction is classified as assets or liabilities at fair value through profit or loss, fair value must include any impact of credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread, depending on whether the instrument is an asset or a liability. If these assumptions were to be changed, this could result in a material change in the fair value of these instruments.

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2011 by approximately Skr 20-30 million (2010: Skr 20-30 million) and equity, at such date, by approximately Skr 30-40 million (2010: Skr 30-40 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to  the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2011 by approximately Skr 300-400 million (2010: Skr 400-500 million) and equity, at such date, by approximately Skr 200-300 million (2010: Skr 300-400 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models, valuations established by external parties or quotations furnished by dealers in such instruments are used to calculate fair value. The same model is used for a hybrid liability and the structured swap hedging the instrument, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuations, fair-value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that hedges that liability. Developments on the financial markets have to some extent affected the prices at which SEK’s debt is issued. These changes, which are different in different markets, have been included in the calculation of fair value for these liabilities. The models used include both directly observable and implied market parameters. Please see further information regarding valuation techniques in Note 13.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products, in which the fair value of certain embedded derivatives (though not bifurcated) sometimes requires sophisticated models in order to value these instruments. If the assumptions used in these models were to change, this could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges), the only potential material effect on profit or loss or equity would result if there were changes in the credit spreads.

SEK uses swap agreements (primarily) to hedge risk exposures in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a credit support annex or other agreement whereby the credit exposure is mitigated on at least a monthly basis. Swaps are measured at fair value by using market quoted rates, where available. If market quotes are not available, valuation models are used. For counterparties in respect of which SEK has a positive swap portfolio value, SEK uses a model to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and implied market parameters. Please see further information regarding valuation techniques in Note 13.

Note 2.  Net interest revenues

	Consolidated Group
Skr mn	2011	2010	2009
Interest revenues were related to:
Loans to credit institutions	1,197.3	1,191.9	1,635.2
Loans to the public	3,679.2	3,018.1	2,983.6
Interest-bearing securities	1,950.0	1,679.8	3,043.6
Impaired financial assets	3.1	3.1	34.4
Derivatives	3,393.4	6,290.2	5,609.6
Total interest revenues	10,223.0	12,183.1	13,306.4
Total interest expenses	-8,352.2	-10,284.6	-11,312.1
Net interest revenues	1,870.8	1,898.5	1,994.3

	Consolidated Group
Skr mn	2011	2010	2009
Interest revenues were related to:
Financial assets available-for-sale	211.9	66.8	5.2
Financial assets at fair value through profit or loss	3,801.8	6,715.4	6,340.8
Loans and receivables	6,209.3	5,400.9	6,960.4
Total interest revenues	10,223.0	12,183.1	13,306.4

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-3,945.4	-4,149.9	-4,391.9
Financial guarantees	-216.9	-248.6	-212.5
Other financial liabilities	-4,189.9	-5,886.1	-6,707.7
Total interest expenses	-8,352.2	-10,284.6	-11,312.1

Net interest revenues	1,870.8	1,898.5	1,994.3

In interest revenues Skr 72.4 million (2010: Skr 48.7 million; 2009: Skr 27.3 million) represent remuneration from the S-system (see Note 24).

Interest revenues in the Consolidated Group by geographic market are approximately 36.2 percent (2010: 24.2 percent; 2009: 21.7 percent) from Sweden, 24.7 percent (2010: 52.4 percent; 2009: 9.1 percent)) from other European countries and 39.1 percent (2010: 24.4 percent; 2009: 69.2 percent) from other countries outside of Europe.

Note 3. Net commissions

	Consolidated Group
Skr mn	2011	2010	2009
Commissions earned were related to:
Capital market commissions	8.6	6.8	2.5
Financial consultants’ commissions	2.3	12.7	23.2
Other commissions earned	1.4	0.2	0.5
Total commissions earned	12.3	19.7	26.2

Commissions incurred were related to:
Depot and bank fees	-8.2	-10.1	-11.2
Brokerage	-2.8	-3.6	-3.2
Risk capital guarantee from shareholder(1)	-1.8	-3.6	-3.6
Financial consultants’ commissions	-0.8	-1.5	-6.1
Other commissions incurred	-1.3	-1.1	-2.3
Total commissions incurred	-14.9	-19.9	-26.4
Net commissions	-2.6	-0.2	-0.2

(1) SEK has had access to a guarantee of Skr 600 million, issued by the owner, the Swedish state, from which SEK has had the right to draw on the guarantee if SEK deems it be necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer be required and expired at June 30, 2011.

Commissions earned in the Consolidated Group by geographic market is 43.6 percent (2010: 51.2 percent) from Sweden, 56.5 percent (2010: 34.2 percent) from Europe except Sweden and 0.0 percent (2010: 14.7 percent) from countries outside of Europe.

Commissions incurred in the Consolidated Group by geographic market is 34.7 percent (2010: 34.5 percent) from Sweden, 65.0 percent (2010: 59.9 percent) from Europe except Sweden and 0.3 percent (2010: 5.5 percent) from countries outside of Europe.

Commissions earned from financial assets and liabilities not measured at fair value through profit or loss amounts, for the Consolidated Group, to Skr 0.2 million (2010: Skr 0.2 million).

Commissions incurred from financial assets and liabilities not measured at fair value through profit or loss amounts, for the Consolidated Group, to Skr 0.2 million (2010: Skr 0.7 million).

Note 4. Net result of financial transactions

	Consolidated Group
Skr mn	2011	2010	2009
Net results of financial transactions were related to:
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	4.8	-0.8	31.5
Interest compensation (1)	42.2	99.4	—
Realized results on settled assets and repurchased debt	434.9	2,574.0	302.3
Total net results of financial transactions, before certain fair value changes	481.9	2,672.6	333.8

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	41.5	-175.0	769.3
Total net results of financial transactions	523.4	2,497.6	1,103.1

Realized results on settled assets and repurchased debt	Consolidated Group
Skr mn	2011		2010		2009
Financial assets or liabilities at fair value through profit or loss	403.3	(2)	140.1		190.3
Financial assets available-for-sale	—		2,565.0	(3)	0.0
Loans and receivables	—		-137.9		-2.2
Other financial liabilities	31.6		6.8		114.2
Total	434.9		2,574.0		302.3

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives, for categories of financial instruments	Consolidated Group
Skr mn	2011	2010	2009
Financial assets or liabilities at fair value through profit or loss
of which designated upon initial recognition (FVO)	14,019.7	-280.7	-3,573.5
of which held-for-trading	-13,971.6	45.2	3,973.2
Derivatives used for hedge accounting	2,253.2	799.9	-2,877.2
Financial assets available-for-sale (4)	-43.9	-31.7	-1.2
Loans and receivables (4)	415.0	-149.1	-611.7
Other financial liabilities (4)	-2,630.9	-558.6	3,859.7
Ineffectiveness of cash flow hedges that have been reported in the profit or loss	0.0	0.0	0.0
Total	41.5	-175.0	769.3

of which total amount of the changes in fair value estimated using valuation techniques based on assumptions that are not supported by prices from observable current market transactions in the instruments recognized in profit or loss during the period	41.5	-175.0	770.5

(1) The compensation represents the change in fair value due to changes in applicable interest rates for early redemption of loans. The compensation was previously reported as realized results on settled assets and repurchased debt.

(2) The result includes a realized gain from a sale regarding a receivable of Skr 279.3 million related to Lehman Brothers. The claim has earlier been reported as a contingent asset.

(3)The disposal of the shares in Swedbank in the fourth quarter of 2010 is reported in the line item Realized results on settled assets and repurchased debt with a value of Skr 2,565.0 million which correspond to the changes in fair value that has been reported previously as other comprehensive income and has been included in the fair value reserve within equity. See Note 23 for further information.

(4) Changes in fair value of financial assets available-for-sale, loans and receivables and other financial liabilities have been accounted for through profit and loss when such asset or liability is subject to fair value hedging in terms of changes in fair value related to the hedged risk. See Note 13 for information on the portion of those assets or liabilities that are subject to fair value hedging.

Note 5. Personnel expenses

	Consolidated Group
Skr mn	2011	2010	2009
Personnel expenses:
Salaries and remuneration to the Board of Directors and the Presidents (1)	-7.4	-6.9	-11.4
Salaries and remuneration to Senior Executives	-17.1	-10.9	-10.5
Salaries and remuneration to other employees	-140.0	-113.1	-156.2
Pensions	-49.1	-67.0	-67.6
Social insurance	-54.6	-45.1	-53.1
Other personnel expenses	-14.6	-16.4	-13.4
Total personnel expenses	-282.8	-259.4	-312.2

(1)   The remuneration to Jane Lundgren Ericsson is recognized, for the position as President of AB SEK Securities, in the item “Salaries and remuneration to the Board of Directors and the Presidents” for the Consolidated Group.

Salaries and remuneration to senior executives (excluding the President) include Skr 5.8 million (2010: Skr 0.0 million; 2009: Skr 0.0 million) of variable remuneration related to 2008. Salaries and remuneration to other employees include Skr 19.4 million (2010: Skr 0.0 million; 2009: Skr 0.0) of variable remuneration related to 2011. Variable remuneration is not paid to the Presidents or other senior executives for the years 2010 and 2011. The combined total of the remuneration to senior executives, excluding the President of the Parent Company, amounted to Skr 19.2 million (2010: Skr 12.7 million; 2009: Skr 12.1 million). Of the remuneration to senior executives, Skr 14.8 million (2010: Skr 12.4 million; 2009: Skr 12.1 million) is pensionable. Of the remuneration to the President of the Parent Company, Skr 4.3 million (2010: Skr 4.1 million; 2009: Skr 4.2 million) is pensionable.

	Consolidated Group
Average number of employees	2011	2010	2009
Women	104	100	93
Men	124	128	118
Total	228	228	211

	Consolidated Group
Number of employees at year-end	2011	2010	2009
Women	111	106	101
Men	121	129	126
Total	232	235	227

Women in the Board of Directors and among the Senior Executives, %	2011	2010	2009
Board of Directors	50	44	50
Senior Executives	38	43	43

2011 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed salary	Variable remuneratio n related to 2008(1)	Other benefits	Pension fee(2)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-268					-268
Other members of the Board of Directors:
Cecilia Ardström	-112					-112
Åke Svensson	-58					-58
Jan Roxendal	-164					-164
Ulla Nilsson	-70					-70
Jan Belfrage	-148					-148
Board members who resigned at the AGM 2011:
Ulf Berg, Chairman of the Board of Directors	-64					-64
Karin Apelman	-50					-50
Christina Liffner	-45					-45
Helena Levander	-37					-37
Risto Silander	-39					-39
Senior Executives:
Peter Yngwe, President and CEO		-4,125	—	-137	-2,377	-6,639
Jane Lundgren-Ericsson, President-AB SEK Securities		-1,788	-293	-49	-508	-2,638
Måns Höglund, retired with pension 05-31-11		-1,276	-2,399	-52	-716	-4,443
Per Jedefors, Executive Director-Chief Risk Officer		-959	—	-3	-304	-1,266
Sirpa Rusanen, Executive Director-Human Resources		-1,128	-205	-93	-398	-1,824
Susanna Rystedt, Executive Director-Administration		-1,789	—	-70	-550	-2,409
Sven-Olof Söderlund, Executive Director-Strategic Analysis & Planning		-2,258	-420	-97	-898	-3,673
Johan Winlund, Executive Director-Communications		-805	—	-36	-222	-1,063
Per Åkerlind, Executive Director-Capital Markets		-2,890	-2,497	-103	-2,024	-7,514
Total	-1,055	-17,018	-5,814	-640	-7,997	-32,524

(1) See additional information on page F-27.

(2) Includes the effect of salary reduction plans, premiums for insurance covering sickness benefit for prolonged illness, other public risk insurance as a result from collective agreements and retroactive effects from 2010 due to renegotiated insurance contracts.

Since April 29, 2010 remuneration is not paid to a director of the board who is employed by the Government Offices of Sweden.

2010 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed salary	Other benefits	Pension fee(1)	Total
Chairman of the Board of Directors:
Ulf Berg	-185				-185
Vice Chairman of the Board of Directors:
Christina Liffner	-132				-132
Other members of the Board of Directors:
Karin Apelman	-160				-160
Jan Belfrage	-77				-77
Helena Levander	-114				-114
Jan Roxendal	-138				-138
Risto Silander	-118				-118
Eva Walder	-37				-37
Board members who resigned at the AGM 2010:
Bo Netz	-35				-35
Senior Executives:
Peter Yngwe, President and CEO		-4,047	-144	-3,398	-7,590
Jane Lundgren Ericsson, President-AB SEK Securities		-1,699	-55	-340	-2,094
Sirpa Rusanen, Executive Director-Human Resources		-1,128	-83	-375	-1,585
Måns Höglund, Executive Director-Corporate & Structured Finance		-2,862	-124	-2,212	-5,198
Per Åkerlind, Executive Director-Capital Markets		-2,717	-123	-2,154	-4,994
Sven-Olof Söderlund, Executive Director-Strategic Analysis & Planning		-1,992	-101	-836	-2,929
Susanna Rystedt, Executive Director-Administration		-1,735	-68	-498	-2,301
Total	-996	-16,180	-697	-9,813	-27,687

(1) Includes the effect of salary reduction plans, premiums for insurance covering sickness benefit for prolonged illness, other public risk insurance as a result from collective agreements.

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

Comprehensive information on the company’s remuneration policy in accordance with the Swedish Financial Supervisory Authority’s Regulations and General Guideline’s governing remuneration policies in credit institutions, investment firms and fund management companies (Chapter 5. FFFS 2009:6), is disclosed in connection with the publication of annual accounts on March 16th, 2012 in the Pillar 3 report. SEK’s disclosure provides information about the principles applied for remuneration earned in 2011. The disclosure also describes the design of the remuneration policy, as adopted by the company.

Pension provisions for executive directors in SEK should not amount to more than 30 percent of pensionable salary for retirement and survivor’s pension. The contribution for retirement and survivor’s pension can exceed 30 percent on account of SEK putting into practice a defined benefit pension plan resulting from an agreement between the Banking Institutions Employers’ Organization (BAO) and the Finance Association, covering employees in the banking and finance industries. The retirement for all senior executives is 65 years. Contracts for the President and other senior executives are following the Senior Executives to the Governmental Guidelines (April 20, 2009) where the BTP plan is included as an approved collective agreed defined pension plan.

The retirement age of the President, Peter Yngwe is 65 years and the pension fee is 30 percent of his fixed salary. Pension fees, for the full year 2011, exceeding 30 percent pertain to additional pension contributions negotiated in 2010 under the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million will be disbursed in 2012. The additional pension contributions are conditional on Peter Yngwe remaining employed by SEK, and will not be disbursed in case of resignation prior to the dates of each payment.

Pension fees for Per Åkerlind, for the full year 2011, exceeding 30 percent pertain to additional pension contributions negotiated in 2010 under the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million will be disbursed in 2012. The additional pension contributions are conditional on Per Åkerlind remaining employed by SEK, and will not be disbursed in case of resignation prior to the dates of each payment.

For all the senior executives at SEK, including the President Peter Yngwe, the company pays premiums for insurance for sickness benefits for prolonged illness, other public risk insurance arising out of collective agreements, travel insurance and health insurance. Other benefits consist of, for example, car allowances, subsistence benefit and benefits for the use of a cottage in the mountains. Peter Yngwe, Per Åkerlind and Sven-Olof Söderlund have 6 months’ notice period upon termination initiated by SEK and are, in addition, entitled to severance pay corresponding to 18 monthly salaries. Deduction is made for income obtained from new employment. The notice period upon termination initiated by SEK follows collective agreements. Upon resignation initiated by the employee, the notice period is 3 or 6 months.

At the beginning of 2011 there was an employment contract that deviated from the General Guidelines, related to a senior executive who retired during the first half of 2011. This agreement was drawn up before the current guidelines was established and included the retirement age of 60 years and had individually designed occupational pension schemes. This agreement included a benefit-based insurance where a pension was paid in salary between 30 and 70 base amounts. The pension obligation was covered by regular premium payments and was converted to a defined-contribution agreement in connection with the retirement in 2011. SEK has no further pension obligations to the former employee in concern.

In 2009 the Board of Directors made a decision not to pay the variable remuneration of 2008 to five senior executives. The Board of Directors revised this decision in 2011 after further assessment because the employment contracts of these five leading executives entitled them to the earned variable remuneration from 2008. Consequently, SEK disbursed, and recognized, this remuneration this year to Jane Lundgren Ericsson (Skr 293 thousand), Sirpa Rusanen (Skr 205 thousand), Måns Höglund (Skr 2,399 thousand), Per Åkerlind (Skr 2,497 thousand) and Sven-Olof Söderlund (Skr 420 thousand). Because of this non-pensionable one-time payment their total remuneration increased this year compared to 2010.

The Consolidated Group

SEK’s employees have a collectively bargained pension through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2011	2010	2009
Service cost	-6.5	-7.3	-20.6
Prior service cost	0.0	-5.8	0
Interest cost	-6.6	-7.1	-7.2
Expected return on plan assets	3.3	5.0	5.2
Amortization of actuarial gains and losses	5.1	-4.5	-1.1
Settlement	0.0	-3.0	0
Net defined benefit pension cost	-4.7	-22.7	-23.7
Special employer’s contribution for defined benefit pension commitments	-1.1	-5.5	-5.7
Net defined contribution pension cost, including special employer’s contribution	-43.3	-38.8	-38.2
Net pension cost	-49.1	-67.0	-67.6

The following table specifies the net value of defined benefit pension obligations

Skr mn	2011	2010	2009
Defined benefit obligations	251.8	211.7	210.7
Plan assets	-164.3	-171.3	-176.3
Net value	87.5	40.4	34.4
Unrecognised actuarial gains (and losses), net	-40.5	9.8	3.1
Provision for pensions, net obligation (see Note 21)	47.0	50.2	37.5

The following table shows the development of defined benefit obligations

Skr mn	2011	2010	2009
Defined benefit obligation, opening balance	211.7	210.7	214.0
Prior service cost	0.0	5.8	—
Service cost	6.5	7.3	8.6
Interest cost	6.6	7.1	7.2
Benefits paid	-7.4	-6.9	-6.1
Settlement	-12.4	-21.2	—
Actuarial (gains and) losses	46.8	8.9	-13.0
Defined benefit obligation, closing balance	251.8	211.7	210.7

The following table shows the development of plan assets

Skr mn	2011	2010	2009
Fair value of plan assets, opening balance	171.3	176.3	164.7
Expected return on plan assets	3.3	5.0	5.2
Contributions by the employer	7.5	8.6	8.6
Benefits paid	-6.0	-5.5	-4.8
Settlement	-13.4	-21.0	0.0
Actuarial gains (and losses)	1.6	7.9	2.6
Fair value of plan assets, closing balance	164.3	171.3	176.3

The following table shows principal actuarial assumptions used end of year

%	2011	2010	2009
Discount rate	2.0	3.3-3.8	3,5-3,8
Expected return on plan assets	2.4	2.0-5.0	5.0
Expected salary increase	3.5	3.4-3.5	3.5
Expected inflation	1.5	2.0	2.0
Expected turnover	4.0	2.0	2.0

Reconciliation of pension liabilities

Skr mn	2011	2010	2009
Pension liabilities, opening balance	50.2	37.5	23.7
Relates to costs when the BTP plan was accounted for as a defined benefit pension plan			12.0
Net periodic pension cost	4.7	22.7	11.7
Net contribution, plan assets	-7.5	-8.6	-8.6
Net pension payments	-1.4	-1.4	-1.3
Reductions and adjustments	1.0	0.0	0.0
Pension liabilities, closing balance	47.0	50.2	37.5

Pension expense in 2011 for defined benefit pensions amounts to Skr -4.7 million (2010: Skr -22.7 million; 2009: Skr -23.7 million). The difference in pension cost relates primarily to extra costs associated with the regulation of two defined benefit pension promises to managers and the cost of earnings during the previous period relates BTP pension for all employees in 2010. In 2011, there is also an actuarial gain of 5.1 million (2010: Skr -4.5million; 2009: Skr -1.1 million).The actuarial gain arises when there are no longer active employees in a defined benefit pension plan.

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

Expected inflation

The assumption of expected inflation levels with Swedish bonds at the real interest rate.

Expected employee turnover

The assumption reflects the expected level of employees leaving service each year.

Note 6. Other expenses

	Consolidated Group
Skr mn	2011	2010	2009
Travel expenses and marketing	-20.5	-18.1	-17.1
IT and information system	-65.3	-57.9	-54.2
Fees	-75.5	-86.8	-62.5
Real estate and premises expenses(1)	-30.3	-15.9	-12.2
Other	-11.5	-13.2	-13.0
Total other expenses	-203.1	-191.9	-159.0

(1)     SEK is a partner in rental agreements of office space in Stockholm and Singapore. As of December 1, 2010 SEK rents office space in Waterfront Building, Stockholm, Sweden

Cost of operating leases

	Consolidated Group
Skr mn	2011	2010	2009
Leases	-27.9	-9.8	-5.6

The major part relates to office premises

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2011	December 31, 2010	December 31, 2009
Within 1 year	-30.0	-28.7	-8.1
Between 1 and 5 years	-105.7	-135.1	-11.3
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases	-135.7	-163.8	-19.4

Remuneration to auditors and related audit companies

	Consolidated Group
Skr mn	2011		2010	2009
Ernst & Young:
Audit fee	-13.4	(1)	-13.5	-16.4
Audit related fee	-0.7		-0.5	-0.2
Tax related fee	-0.2		-0.2	-0.3
Other fees	-0.1		-1.2	-5.8
The Swedish National Audit Office:
Audit fee	-0.8		-0.2
Total	-15.2		-15.6	-22.7

(1) of which 1.5 million refer to year 2010

Audit fee also includes auditing of reporting to authorities and issued prospectuses. Remuneration to auditors may for accounting reasons be included in other items than “Other expenses”. Other fees consist primarily of costs related to the commitment to comply with the regulations of the Sarbanes-Oxley Act (SOX).

Note 7 Tangible and intangible assets

	Consolidated Group
	December 31,		December 31,
Skr mn	2011		2010
Buildings
Acquisition cost at the befinning of the year	142.8		142.8
Sales or disposals of the year	-142.1	(1)	0.0
Accumulated depreciations at the beginning of the year	-41.4		-39.1
Depreciations of the year	-0.5		-2.3
Reversed depreciations due to sale or disposal	41.5		0.0
Book value (2)	0.3		101.4	(2)

Land
Acquisition cost	0.1		0.1
Book value (2)	0.1		0.1	(2)

Office and building equipment
Acquisition cost at the beginning of the year	90.2		64.6
Acquisitions of the year	16.2		30.4
Sales or disposals of the year	-42.0		-4.8
Accumulated depreciations at the beginning of the year	-49.7		-48.4
Reversed depreciations due to sale or disposals	35.1		3.9
Depreciations during the year	-9.4		-5.2
Currency differences	-0.1		0.2
Book value	40.3		40.7

Intangible assets
Acquisition cost at beginning of the year	130.2		118.0
Acquisitions of the year	75.1		12.2
Accumulated depreciations at the beginning of the year	-113.1		-107.3
Depreciations of the year	-4.5		-5.8
Book value	87.7		17.1

Net book value
Property, land and equipment	40.7		142.2
Intangible assets	87.7		17.1
Total net book value	128.4		159.3

Depreciations during the year according to Consolidated Statement of Comprehensive Income	-14.5		-13.1

(1) The subsidiary AB SEKTIONEN, owner of SEK’s former office building, was sold during the second quarter and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

(2) Buildings and Land in the Consolidated Group with a net book value of Skr 101.1 million for December 31, 2010 represent assets held-for-sale.

Intangible assets consist mainly of the capitalized portion of investments in IT systems.

The average useful life for the building is 70 years, and for other property and equipment 5 years.

The average useful life for intangible assets is 5 years.

Note 8. Leasing

Financial leases — lessors

All SEK’s leasing transactions are classified as financial leases. When making such classification all aspects regarding the leasing contract, including third party guarantees, are taken into account.

A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods.

	Consolidated Group
	December 31, 2011		December 31, 2010
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Not later than one year	692.2	666.8	86.5	56.1
Later than one year and not later than five years	300.5	245.0	823.8	779.4
Later than five years	102.5	93.4	75.7	71.2
Total	1,095.2	1,005.2	986.0	906.7

Unearned finance income	0.0	90.0	0.0	79.3
Unguaranteed residual value	0.0	0.0	0.0	0.0
Total	1,095.2	1,095.2	986.0	986.0

All lease agreements are classified as Loans and receivables. The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9. Impairment and past-due receivables

	Consolidated Group
Skr mn	2011	2010	2009
Net credit losses (1),(2)	-125.1	-119.7	-436.0
Reversal of previous write-downs (2),(3)	10.0	126.9	153.0
Net impairment and reversals	-115.1	7.2	-283.0
Recovered credit losses	4.2	1.0	36.7
Net credit losses	-110.9	8.2	-246.3
of which related to loans (4)	12.9	92.8	56.7
of which related to liquidity placements (4)	-123.8	-84.6	-303.0

Changes in reserves of financial assets
Balance brought forward	-561.1	-939.9	-1,028.5
Impaired financial assets sold (3)	—	371.6	371.6
Net impairments and reversals	-115.1	7.2	-283.0
Balance carried forward	-676.2	-561.1	-939.9
of which related to loans (4)	-33.5	-41.6	-472.4
of which related to liquidity placements (4)	-642.7	-519.5	-467.5

(1) SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. An impairment of Skr 16.0 million was recorded in 2011 in relation to the two CDOs (2010: Skr 119.4 million; 2009: Skr 217.9 million), bringing the total of such impairment to Skr 491.4 million (year-end 2010: Skr 475.4 million; year-end 2009: Skr 352.9 million). The assets have a book value gross before impairment of Skr 641.4 million (year-end 2010: Skr 638.4 million; year-end 2009: Skr 683.5 million).

(2) The amount for 2011 includes a provision of Skr 110.0 million (2010: dissolution of Skr 35.0 million; 2009: provision of Skr 80.0 million) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 160.0 million (year-end 2010: Skr 50.0 million; year-end 2009: Skr 85.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK has made an assessment of the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3) During 2010 the exposure to Glitnir Bank was settled, which resulted in a Skr 87.4 million reversal of previous write-downs in connection to the disposal of the asset.

(4) See Note 11 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Past-due and doubtful receivables at year-end:	Consolidated Group
Skr mn	2011		2010		2009
Past-due receivables:
Aggregate amount less than 90 days past-due	154,2	(1)	154,6	(1)	—
Aggregate amount of principal and interest more than 90 days past-due [on such receivables]	891,8	(1),(2)	273,2	(1),(2)	—
Principal amount not past-due on such receivables	2,079.4	(1)	2, 682.9	(1)	—

(1) Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2) Of the aggregate amount of principal and interest past due Skr 153.5 million (year-end 2010: Skr 273.2 million; year-end 2009: Skr 0.0 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 153.5 million (year-end 2010: Skr - million; year-end 2009: Skr 0.0 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 10 Taxes

	Consolidated Group
Skr mn	2011	2010	2009
Income tax
Adjustment previous year	-15.9	0.0	0.0
Current tax	-403.6	-1,038.8	-398.0
Deferred tax	-70.1	-9.2	-243.3
Total income tax	-489.6	-1,048.0	-641.3

Income tax related to other comprehensive income
Current tax	-3.2	0.0	0.0
Deferred tax	-103.8	488.6	-475.9

Income tax related to other comprehensive income	-107.0	488.6	-475.9
Reconciliation of effective tax rate
The Swedish corporate tax rate, %	26.3	26.3	26.3
Profit before taxes	1,889.1	3,939.7	2,368.6

National tax based on profit before taxes 26.3%	-496.8	-1036.1	-622.9
Tax effects of:
Non-taxable income	27.6	0.0	—
Non-deductible expenses	-1.4	-1.8	-1.8
Imputed interest on tax allocation reserve	-12.9	-8.3	-6.2
Dividend received	—	—	—
Adjustment previous year	-15.9	-0.9
Other	9.8	-0.9	-10.4
Total tax	-489.6	-1,048.0	-641.3
Effective tax expense in %	25.9	26.6	27.1

	Consolidated Group
Skr mn	2011	2010	2009
Deferred tax assets concerning:
Loss carry forwards	—	—	1.0
Other temporary differences	14.5	29.8	20.6
Total deferred tax assets	14.5	29.8	21.6

Deferred tax liabilities concerning:
Untaxed reserves	709.7	634.3	365.1
Temporary differences, real estate	0.0	26.0	26.5
Temporary differences, financial instruments
- Cash flow hedges	114.0	10.2	64.2
- Assets-held-for-sale	—		469.4
- Valuation over profit or loss	—	—	202.2
- Other temporary differences	2.4	-9.6	-3.6
Total deferred tax liabilities	826.1	660.9	1,123.8
Net deferred tax liabilities (+) / tax assets (-)	811.6	631.1	1,102.2

No deductable loss carry forwards existed as of December 31, 2011 or December 31, 2010.

Change in deferred taxes	Consolidated Group
Skr mn	2011	2010
Opening balance	-631.1	-1,102.2
Change through profit or loss	-70.1	-9.2
Change in other comprehensive income	-103.8	488.6
Other	-6.6	-8.3
Total	-811.6	-631.1

In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated 73.7 percent to equity and 26.3 percent to deferred taxes included as deferred tax liabilities in the statement of financial position. Changes in the amounts reported as deferred taxes are included in taxes in the statement of comprehensive income.

Note 11. Loans and liquidity

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans.  SEK’s total loans and liquidity placements are calculated as follows:

	Consolidated Group
Skr mn	December 31, 2011	December 31, 2010
Loans:
Loans in the form of interest-bearing securities	66,204.5	71,805.8
Loans to credit institutions (1)	25,791.6	22,538.9
Loans to the public	107,938.1	87,101.9
Less:
Deposits with time to maturity exceeding three months (1)	-4,334.3	-1,790.2
Total loans	195,599.9	179,656.4

Liquidity placements:
Cash and cash equivalents (1)	3,749.6	8,798.0
Deposits with time to maturity exceeding three months (1)	4,334.3	1,790.2
Treasuries/government bonds	2,033.4	5,431.3
Other interest-bearing securities except loans	74,738.5	100,533.0
Total liquidity placements	84,855.8	116,552.5

of which
- issued by public authorities	29,004.1	40,129.4
- quoted on an exchange	139,901.7	172,313.2

(1) Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Regarding reservations, impairments and recovery see Note 9.

Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be at maturity are reported below with the amount that exceeds or fall short of the nominal amount.

	Consolidated Group
Skr mn	December 31, 2011	December 31, 2010
Sum of amounts exceeding nominal	136.4	61.8
Sum of amounts falling below nominal	-29.9	-47.4

	Consolidated Group		of which S-system
	Total		Total		Of which
Volume Development, Lending					CIRR- loans	Concessionary loans
Skr mn	2011	2010	2011	2010	2011	2011
Offers of long-term loans accepted	51,249	48,749	7,965	8,760	7,965	0
Syndicated customer transactions	39	19	—	—	—	—
Total customer financial transactions	51,288	48,768	7,965	8,760	7,965	0
Undisbursed loans at year-end	25,072	38,205	9,036	16,570	8,829	207
Loans outstanding at year-end	195,600	179,656	34,227	23,989	33,386	841

Outstanding loans as per loan type

	Consolidated Group		of which the S-system
Skr mn	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Total lending for export of capital products	102,566	80,050	34,227	23,989
Other lending related to export	71,729	76,809	—	—
Lending related to infrastructure	21,305	22,797	—	—
Total lending	195,600	179,656	34,227	23,989

Outstanding loans as per business area

	Consolidated Group		of which the S-system
Skr mn	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
End customer financing	101,122	83,034	34,227	23,989
Direct customer financing	94,430	96,442	—	—
Other	48	180	—	—
Total lending	195,600	179,656	34,227	23,989

Note 12 Classification of financial assets and liabilities

	Consolidated Group, December 31, 2011
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for-trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6	—	—	—	—	3,749.6
Treasuries/government bonds	2,033.4	—	—	—	—	2,033.4
Other interest-bearing securities except loans	74,738.5	—	4,477.4	—	9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5	—	2,288.8	—	—	63,915.7
Loans to credit institutions	25,791.6	—	—	—	—	25,791.6
Loans to the public	107,938.1	—	—	—	—	107,938.1
Derivatives	31,467.0	12,696.7	—	18,770.3	—	—
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

	Consolidated Group, December 31, 2011
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for-trading (2)	Designated upon initial recognition (FVO) (4)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9	—	—	—	15,833.9
Borrowing from the public	59.1	—	—	—	59.1
Senior securities issued	257,352.4	—	130,317.6	—	127,034.8
Derivatives	22,604.8	19,954.8	—	2,650.0	—
Subordinated securities issued	3,174.4	—	—	—	3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

	Consolidated Group, December 31, 2010
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	8,798.0	—	—	—	—	8,798.0
Treasuries/government bonds	5,431.3	—	—	—	—	5,431.3
Other interest-bearing securities except loans	100,533.0	—	5,522.7	—	9,082.6	85,927.7
Loans in the form of interest-bearing securities	71,805.8	—	2,383.9	—	—	69,421.9
Loans to credit institutions	22,538.9	—	—	—	—	22,538.9
Loans to the public	87,101.9	—	—	—	—	87,101.9
Derivatives	37,659.8	22,775.9	—	14,883.9	—	—
Total financial assets	333,868.7	22,775.9	7,906.6	14,883.9	9,082.6	279,219.7

	Consolidated Group, December 31, 2010
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO) (4)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,342.8	—	—	—	14,342.8
Borrowing from the public	19.3	—	—	—	19.3
Senior securities issued	286,309.5	—	162,595.0	—	123,714.5
Derivatives	18,057.4	16,050.3	—	2,007.1	—
Subordinated securities issued	2,590.3	—	—	—	2,590.3
Total financial liabilities	321,319.3	16,050.3	162,595.0	2,007.1	140,666.9

(1) Of loans and receivables approximately 9.5 percent (2010: 10.9 percent) are subject to fair value hedge accounting and 5.7 percent (2010: 5.0 percent) are subject to cash flow hedge accounting.

(2) No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3) Of other financial liabilities approximately 86.2 percent (2010: 87.6 percent) are subject to fair value hedge accounting.

(4) The difference between carrying and nominal amount is Skr -48,468.9 million (2010: Skr —36,428.8 million). Nominal amount is Skr 178,786.5 million (2010: Skr 199,023.7 million).

See Note 13 for a more detailed breakdown on assets and liabilities carried at fair value.

During 2011, in fair value hedges gains on hedging instruments amounts to Skr 2,253.2 million (2010: Skr 799.9 million; 2009: Skr -2,877.2 million) and losses on hedged items attributable to the hedged risk amounts to Skr -2.249.2 million (2010: Skr -750.3 million; 2009: Skr 3,244.6 million).

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr 209.4 million (2010: Skr 107.9 million), which represents a cumulative decrease of the book value. For the period January 1 to December 31, 2011 the credit component has increased by Skr 101.5 million (2010: Skr -102.8 million), which decreased the value of financial liabilities and affected operating profit positively.

The accumulated changes for derivatives originating from credit risk amount to Skr -6.3 million (year-end 2010:  Skr -23.6 million), period changes amounted to Skr 17.3 million (2010: Skr -2.0 million) which has a positive effect on operating profit. The change in subordinated debt is related to a change in values. No new subordinated debt has been issued.

The amount of cumulative change in the fair value of financial assets attributable to changes in the credit risk was

Skr 125.7 million (2010: Skr -350.6 million). The amount of change during the period was Skr 224.9 million (2010: Skr -38.9 million).

The amount of total assets as of December 31, 2011, Skr 319.7 billion (2010: Skr 339.7 billion), has been affected by approximately Skr 0.7 billion (2010: Skr —24.1 billion) by exchange rates changes since December 31, 2010, had been unchanged. Repayments of long-term debt amounting to approximately Skr 37.6 billion (2010: Skr 111.7 billion) have been effectuated, and SEK’s own debt repurchase and early redemption amounted to approximately Skr 36.5 billion (2010: Skr 33.8 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had become illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and the company assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held-for-trading or securities available-for-sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. If SEK had not chosen the reclassification option it would have had a positive effect of Skr 0.4 million on operating profit for the period January 1 to December 31, 2011 and a positive effect on operating profit of Skr 4.8 million for the period January 1 to December 31, 2010 (2009: positive effect of Skr 142.0 million). With respect to the period January 1 to December 31, 2011, total interest revenues of Skr 32.1 million were derived from these reclassified assets, whereas, with respect to the period January 1 to December 31, 2010, total interest revenues Skr 72.0 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.8 percent.

	December 31, 2011			December 31, 2010
Reclassified financial assets Skr mn	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	241.5	245.4	245.5	3,348.9	3,368.9	3,368.6

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option the effect reported in other comprehensive income would have had a positive effect of Skr 29.0 million for the period January 1 to December 31, 2011. For the period January 1 to December 31, 2010 the reclassification affected other comprehensive income by a positive effect of Skr 11.1 million (2009: avoiding positive effect of Skr 360.2 million). With respect to the period January 1 to December 31, 2011, total interest revenues of Skr 90.9 million were derived from these reclassified assets and during the period January 1 to December 31, 2010, total interest revenues of Skr 129.4 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.2 percent.

	December 31, 2011			December 31, 2010
Reclassified financial assets Skr mn	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	1,122.6	1,130.7	1,128.2	4,209.5	4,235.6	4,203.9
Loans in the form of interest-bearing securities	930.2	1,019.8	1,019.8	1,710.4	1,783.2	1,783.4
Total	2,052.8	2,150.5	2,148.0	5,919.9	6,018.8	5,987.3

Note 13 Financial assets and liabilities at fair value

	December 31, 2011
Consolidated Group Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	3,749.6	3,749.6	0.0
Treasuries/governments bonds	2,033.4	2,026.1	-7.3
Other interest-bearing securities except loans	74,738.5	72,919.8	-1,818.7
Loans in the form of interest-bearing securities	66,204.5	66,706.5	502.0
Loans to credit institutions	25,791.6	26,008.6	217.0
Loans to the public	107,938.1	111,201.6	3,263.5
Derivatives	31,467.0	31,467.0	0.0
Total financial assets	311,922.7	314,079.2	2,156.5

Borrowing from credit institutions	15,833.9	15,816.7	-17.2
Borrowing from the public	59.1	59.1	0.0
Senior securities issued	257,352.4	257,380.5	28.1
Derivatives	22,604.8	22,604.8	0.0
Subordinated securities issued	3,174.4	3,174.4	0.0
Total financial liabilities	299,024.6	299,035.5	10.9

	December 31, 2010
Consolidated Group Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	8,798.0	8,798.0	0.0
Treasuries/governments bonds	5,431.3	5,434.7	3.4
Other interest-bearing securities except loans	100,533.0	98,383.7	-2,149.3
Loans in the form of interest-bearing securities	71,805.8	73,723.4	1,917.6
Loans to credit institutions	22,538.9	22,757.3	218.4
Loans to the public	87,101.9	88,703.5	1,601.6
Derivatives	37,659.8	37,659.8	0.0
Total financial assets	333,868.7	335,460.4	1,591.7

Borrowing from credit institutions	14,342.8	14,342.8	0.0
Borrowing from the public	19.3	19.3	0.0
Senior securities issued	286,309.5	286,354.3	44.8
Derivatives	18,057.4	18,057.4	0.0
Subordinated securities issued	2,590.3	2,590.3	0.0
Total financial liabilities	321,319.3	321,364.1	44.8

The majority of financial liabilities and some of the financial assets in the statement of financial position are measured at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using fair value option, are measured at amortized cost. For principles for impairment of financial assets, see Note 1.

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

The book value of derivatives, which here represents maximum exposure to credit risk in accordance with certain regulations, does not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposures. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

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

For more information on fair value of financial instruments, see Note 1.

Financial assets in fair value hierarchy

	December 31, 2011
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	—	—	—
Other interest-bearing securities except loans	—	3,905.8	571.6	4,477.4	—	9,197.6	—	9,197.6
Loans in the form of interest-bearing securities	—	1,779.4	509.5	2,288.9	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Shares and participation	—	—	—	—	—	—	—	—
Derivatives	—	21,022.1	10,444.9	31,467.0	—	—	—	—
Total financial assets in fair value hierarchy	—	26,707.3	11,526.0	38,233.3	—	9,197.6	—	9,197.6

During 2011 no “Financial assets at fair value through profit or loss or other comprehensive income have been moved from level 1 to level 2.

Financial liabilities in fair value hierarchy

	December 31, 2011
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	8,641.3	121,676.3	130,317.6
Derivatives	—	9,134.8	13,470.0	22,604.8
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	—	17,776.1	135,146.3	152,922.4

Financial assets in fair value hierarchy

	December 31, 2010
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	—	—	—
Other interest-bearing securities except loans	—	5,522.5	0.2	5,522.7	—	9,082.6	—	9,082.6
Loans in the form of interest-bearing securities	—	2,383.9	—	2,383.9	—		—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Shares and participation	—	—	—	—	—	—	—	—
Derivatives	—	16,872.0	20,787.8	37,659.8	—	—	—	—
Total financial assets in fair value hierarchy	—	24,778.4	20,788.0	45,566.4	—	9,082.6	—	9,082.6

Financial liabilities in fair value hierarchy

	December 31, 2010
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	9,286.3	153,308.7	162,595.0
Derivatives	—	8,021.4	10,036.0	18,057.4
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	—	17,307.7	163,344.7	180,652.4

Financial assets at fair value in level 3

	2011
Consolidated Group Skr mn	January 1, 2011	Purchases	Sales	Settlements	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2011
Other interest-bearing securities except loans	0.2	6.1	—	0.0	504.4	—	60.9	—	571.6
Loans in the form of interest-bearing securities	—	—	—	—	509.5	—	—	—	509.5
Derivatives	20,787.8	1,587.7	-2,427.7	-7,977.9	32.2	-42.6	-1,514.6	—	10,444.9
Total financial assets at fair value in level 3	20,788.0	1,593.8	-2,427.7	-7,977.9	1,046.1	-42.6	-1,453.7	—	11,526.0

Financial liabilities at fair value in level 3

	2011
Consolidated Group Skr mn	January 1, 2011	Issues	Buy-backs	Settlements	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses through profit orloss (1)	Gains and losses in comprehensive income	December 31, 2011
Senior securities issued	153,308.7	25,292.9	-21,206.7	-31,150.8	—	—	-4,567.8	—	121,676.3
Derivatives	10,036.0	3,455.8	-206.9	-800.2	144.0	-90.3	931.6	—	13,470.0
Total financial liabilities at fair value in level 3	163,344.7	28,748.7	-21,413.6	-31,951.0	144.0	-90.3	-3,636.2	—	135,146.3

(1) The unrealized fair value change (profit) for assets and liabilities held as of December 31, 2011 amounts to Skr 2.2 billion (2010: Skr 8.9 billion)

During 2010, “Financial assets at fair value through profit or loss or other comprehensive income” amounting to Skr 6,406.4 million have been moved from level 1 to level 2.

Financial assets at fair value in level 3

	2010
Consolidated Group Skr mn	January 1, 2010	Purchases	Sales	Settlements	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2010
Other interest-bearing securities except loans	293.1	—	—	-64.5	—	-228.5	0.1	—	0.2
Derivatives	11,533.4	7,709.1	-787.3	-2,765.3	320.6	-42.0	4,819.3	—	20,787.8
Total financial assets at fair value in level 3	11,826.5	7,709.1	-787.3	-2,829.8	320.6	-270.5	4,819.4	—	20,788.0

Financial liabilities at fair value in level 3

	2010
Consolidated Group Skr mn	January 1, 2010	Issues	Buy-backs	Settlements	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2010
Senior securities issued	131,840.9	53,821.9	-12,321.2	-19,125.4	6,052.9	-6,116.5	-843.9	—	153,308.7
Derivatives	15,456.1	571.2	-449.8	-1,144.9	441.3	-1,412.9	-3,425.0	—	10,036.0
Total financial liabilities at fair value in level 3	147,297.0	54,393.1	-12,771.0	-20,270.3	6,494.2	-7,529.4	-4,268.9	—	163,344.7

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters used in the valuation of level 3 transactions is an uncertain and subjective process SEK has, in accordance with IFRS 7, conducted an analysis on the difference in fair value of level 3 instruments using other reasonable parameter values. The analysis has been conducted by adjusting the volatilities relevant for the uncertainty analysis +/– 5 percent and all correlations +/– 10 percent and then choosing the highest and lowest value for each transaction. All transactions in level 3 are part of a structured product.

The result is in accordance with SEKs business model where the structured packages are hedged with derivatives where one leg matches the cash flows of the structured product and the other leg is floating with a spread against a reference rate. This means that an increase or decrease in the value of the structured product is offset by an equally large increase or decrease of the derivative’s matching leg. In the scenario with maximum market value below, the value of both the structured product and the derivative’s matched leg are maximized regardless if it is an asset or a liability. In the scenario with minimum market value, the value of both the structured product and the derivative’s matched leg are minimized. After accounting for the effect of collateral provided under ISDA agreements, only the exposure remaining after collateral payments is affected by the credit value adjustment. Any positive/negative figure in the uncertainty analysis will have a positive/negative effect on profit or loss.

Uncertainty analysis - Level 3 assets and liabilities

	December 31, 2011
Consolidated Group	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Change
Assets

Other interest-bearing securities except loans	—	—
Derivatives	36.7	-36.8

Total change in fair value of level 3 assets	36.7	-36.8

Liabilities
Senior securities issued	-135.7	197.2
Derivatives	99.0	-160.4

Total change in fair value of level 3 liabilities	-36.7	36.8

Credit Value Adjustment	-0.3	0.2

Total effect on profit or loss	-0.3	0.2

Uncertainty analysis - Level 3 assets and liabilities

	December 31, 2010
Consolidated Group	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Change
Assets

Other interest-bearing securities except loans	—	—
Derivatives	2,983.9	-3,480.0

Total change in fair value of level 3 assets	2,983.9	-3,480.0

Liabilities
Senior securities issued	-4,474.0	6,169.8
Derivatives	1,490.1	-2,689.8

Total change in fair value of level 3 liabilities	-2,983.9	3,480.0

Credit Value Adjustment	-1.7	0.7

Total effect on profit or loss	-1.7	0.7

Note 14. Derivatives

Consolidated Group	December 31, 2011			December 31, 2010
Derivatives by categories	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	6,169.6	7,226.2	143,469.3	3,846.8	7,003.8	148,043.8
Currency-related contracts	23,182.5	5,089.8	231,600.0	24,815.3	6,456.4	253,930.1
Equity-related contracts	1,952.9	8,747.5	58,498.7	7,085.1	3,958.0	73,069.0
Contracts rel. to commodities, credit risk, etc.	162.0	1,541.3	20,377.5	1,912.6	639.2	20,611.9
Total derivatives	31,467.0	22,604.8	453,945.5	37,659.8	18,057.4	495,654.8

Consolidated Group of which derivatives used for economic hedges, accounted for as held-for-trading	December 31, 2011			December 31, 2010
under IAS39	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	1,663.1	5,559.8	70,695.7	841.5	5,729.5	71,658.7
Currency-related contracts	8,918.7	4,106.1	141,522.1	12,936.6	5,723.6	165,512.5
Equity-related contracts	1,952.9	8,747.5	58,498.7	7,085.1	3,958.0	73,069.0
Contracts rel. to commodities, credit risk, etc.	162.0	1,541.3	20,377.5	1,912.6	639.2	20,611.9
Total derivatives	12,696.7	19,954.7	291,094.0	22,775.8	16,050.3	330,852.1

Consolidated Group of which derivatives used for hedge	December 31, 2011			December 31, 2010
accounting	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	4,506.5	1,666.4	72,773.6	3,005.3	1,274.3	76,385.2
Currency-related contracts	14,263.8	983.7	90,077.9	11,878.7	732.8	88,417.5
Equity-related contracts	—	—	—	—	—	—
Contracts rel. to commodities, credit risk, etc.	—	—	—	—	—	—
Total derivatives	18,770.3	2,650.1	162,851.5	14,884.0	2,007.1	164,802.7

Consolidated Group	December 31, 2011
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	69.0	8.8	79.0	687.4	64.6
Cash outflows (liabilities)	0.0	-4.8	13.3	0.0	0.0
Net cash inflow	69.0	4.0	92.3	687.4	64.6

Consolidated Group	December 31, 2010
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	39.7	46.7	47.0	273.3	33.9
Cash outflows (liabilities)	68.1	-6.5	-24.0	43.1	30.7
Net cash inflow	107.8	40.2	23.0	316.4	64.6

Consolidated Group	December 31, 2011
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	120.0	489.9	3,131.4	10,900.0	4,662.8
Cash outflows (liabilities)	-70.6	-147.2	-379.4	-1,588.7	-345.7
Net cash inflow	49.4	342.7	2,752.0	9,311.3	4,317.1

Consolidated Group	December 31, 2010
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	88.0	808.0	1,845.9	10,210.8	5,212.1
Cash outflows (liabilities)	-89.4	-214.4	-636.5	-1,958.1	-73.3
Net cash inflow	-1.4	593.6	1,209.4	8,252.7	5,138.8

Net losses on cash flow hedges reclassified to the statement of comprehensive income during the year

Skr mn	2011	2010	2009
Interest income	353.6	283.7	516.6
Interest expense	-201.4	-81.1	-103.0
Total	152.2	202.6	413.6

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, et cetera.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Such developments, which differ in different markets, have been taken into account when calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total net exposures” in Note 27, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2011 the nominal amount of credit default swap contracts classified as financial guarantees were Skr 15,371.7 million (year-end 2010: Skr 20,020.7 million; year-end 2009: Skr 25,225.6 million).

Note 15. Shares

All subsidiaries are domiciled in Stockholm, Sweden, and are wholly owned by AB Svensk Exportkredit. The net profit for the year after taxes, related to the subsidiaries, amounted to Skr 10.1 million (2010: Skr 9.8 million; 2009: Skr 134.4 million).

	December 31, 2011	December 31, 2010
Shares in subsidiaries Skr mn	Number of shares	Number of shares
AB SEKTIONEN (reg. no. 556121-0252)(1)	—	4,000
AB SEK Securities (reg. no. 556608-8885)	100,000	100,000
SEK Financial Advisors AB (reg. no. 556660-2420)	5,000	5,000
SEK Financial Services AB (reg. no. 556683-3462)	1,000	1,000
SEK Customer Finance AB (reg. no. 556726-7587)	1,000	1,000
SEK Exportlånet AB (reg. no. 556761-7617)	1,000	1,000
Venantius AB (reg. no. 556449-5116)	5,000,500	5,000,500
Total

(1)The subsidiary AB SEKTIONEN was sold during the second quarter and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

Note 16. Other assets

	Consolidated Group
	December 31,	December 31,
Skr mn	2011	2010
Due from the State	2,113.8	1,155.6
Current tax claim	0.0	0.5
Deferred tax claim (see Note 10)	0.0	29.8
Receivables for trade that has not settled	1,711.0	392.4
Other	85.0	125.8
Total	3,909.8	1,704.1

Note 17. Prepaid expenses and accrued revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2011	2010
Interest revenues accrued	3,708.8	3,932.6
Prepaid expenses and other accrued revenues	32.2	22.9
Total	3,741.0	3,955.5

Note 18. Debt

DEBT AS PER CATEGORIES

	Consolidated Group
	December 31, 2011
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	127,790.3	—	127,790.3
Interest rate related contracts	83,730.5	15,893.0	67,837.5
Equity related contracts	45,256.2	—	45,256.2
Contracts related to raw materials, credit risk etc	16,468.4	—	16,468.4
Total debt outstanding	273,245.4	15,893.0	257,352.4

Of which denominated in:
Swedish Kronor	9,550.2
Other currencies	263,695.2
Total	273,245.4

	Consolidated Group
	December 31, 2010
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	129,987.0	—	129,987.0
Interest rate related contracts	81,561.9	14,362.1	67,199.8
Equity related contracts	68,787.1	—	68,787.1
Contracts related to raw materials, credit risk etc	20,335.6	—	20,335.6
Total debt outstanding	300,671.6	14,362.1	286,309.5

Of which denominated in:
Swedish Kronor	12,374.3
Other currencies	288,297.3
Total	300,671.6

Contracts have been categorized based on the contract’s main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following funding programs in place:

Skr mn	Value outstanding (1)
Funding programs	December 31, 2011	December 31, 2010
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	195,197.7	215,998.4
Unlimited SEC-registered U.S. Medium-Term Note Programme	61,981.4	57,103.6
Unlimited Swedish Medium-Term Note Programme	830.1	1,464.5
Skr 8,000,000,000 Swedish Medium-Term Note Programme	4,262.5	4,217.0
Unlimited MTN/STN AUD Debt Issuance Programme	49.9	1,477.4
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Programme	—	—
USD 4,000,000,000 Euro-Commercial Paper Programme	—	—

(1) Amortized cost excluding fair value adjustments

Note 19. Other liabilities

	Consolidated Group
	December 31,	December 31,
Skr mn	2011	2010
Current tax liability	67.8	819.7
Liabilities related to assets acquired though not yet delivered and paid for	1,848.3	84.8
Other	580.9	736.1
Total	2,497.0	1,640.6

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2011	2010
Interest expenses accrued	3,154.9	3,337.7
Other accrued expenses	196.1	105.7
Total	3,351.0	3,443.4

Note 21. Provisions

	Consolidated Group
	December 31,	December 31,
Skr mn	2011	2010
Pension liabilities (see Note 5)	47.0	50.2
Termination reserve	2.6	3.4
Total	49.6	53.6

Note 22. Subordinated debt securities

	Consolidated Group
	December 31,	December 31,
Skr mn	2011	2010
Perpetual, non-cumulative subordinated loan, foreign currency (1),(2)	3,174.4	2,590.3

Total subordinated debt outstanding	3,174.4	2,590.3

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	3,174.4	2,590.3

(1) Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have available distributable capital for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (noncumulative). In order to avoid the issuer being obliged to enter into liquidation the general meeting, together with the approval of the Swedish Financial Supervisory Authority, may decide that the principal amount and any unpaid interest will be utilized in the meeting of losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the statement of financial position or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

(2) Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have available distributable capital for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (noncumulative). In order to avoid the issuer being obliged to enter into liquidation the general meeting, together with the approval of the Swedish Supervisory Financial Authority, may decide that the principal amount and any unpaid interest will be utilized in the meeting of losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the statement of financial position or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

The accrued interest related to the subordinated debt, at year-end Skr 1.6 million (year-end 2010: Skr 1.5 million), has been included in the item “Accrued expenses and prepaid revenues”.

The subordinated loans are subordinated to the company’s other debts, which means that payment will not be performed until other creditors have received repayment.

Note 23. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2011. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (year-end 2010: Skr 4.5 million). Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 25,071.8 million of committed undisbursed loans at December 31, 2011 (year-end 2010: Skr 38,205.2 million), committed undisbursed loans under the S-system represented Skr 9,036.0 million (year-end 2010: Skr 16,570.1 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 24).

SEK makes indicative loan offers to its customers, i.e. offers at a specified interest rate subject to change prior to the acceptance of the offer. When a borrower accepts the loan offer, the interest rate is stipulated. The volume of outstanding offers amounted to Skr 64.3 billion at year-end 2011 (year-end 2010: Skr 86.6 billion).

As of December 31, 2011, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 4.3 billion (year-end 2010: Skr 0.7 billion).

Lehman Brothers Holdings Inc.

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

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantee and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees. SEK’s claims against Lehman Brothers associated with these financial guarantees has not previously been recognized in the statement of financial position due to the requirement that contingent assets only should be recognized when there is virtual certainty of collection.

During the beginning of 2011, SEK reached an agreement with one subsidiary in the former Lehman Brothers Group with regard to the parties’ respective claims. On November 16, 2011, an agreement was concluded with a third party for the sale of the said claim on the subsidiary in the former Lehman Brothers Group. The sale has resulted in a realized gain of Skr 279.3 million, of which Skr 100.0 million was already recorded as an unrealized gain in the second quarter of 2011 and Skr 127.0 million as an unrealized gain in the third quarter of 2011.

During the third quarter of 2011, SEK reached an agreement with Lehman Brothers Special Financing Inc. that resolved the parties’ respective claims. Based on that agreement, a portion of the previously recognized contingent asset are considered virtually certain to have a positive fair value and have therefore been recognized in the statement of financial position based on an assessment of the present value of future cash flows. On November 16, 2011, an agreement was concluded for the sale to a third party of SEK’s agreed claim against Lehman Brothers International (Europe) (in administration) (“LBIE-Claim”), together with the contingent claim against Lehman Brothers Holding, Inc. in its capacity as guarantor, in relation to the LBIE-Claim. The purchase price of approximately USD 41.1 million was credited to SEK’s account the same day. Based on these agreements, SEK believes that it no longer should report any contingent asset related to this particular Lehman Brothers subsidiary.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified SEK that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the relevant Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK made a payment to LBF, during the fourth quarter, representing SEK’s debt including interest in accordance with the Calculation Statements. SEK disagrees with LBF’s position, and intends to continue to vigorously defend its position.

SEK believes that it will not suffer any significant losses related to the bankruptcy of Lehman Brothers. SEK’s set-off and damage claims have however not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of SEK’s dispute with LBF be given.

Sparbanksstiftelsernas Förvaltnings AB

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009. SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

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

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. The statement of claim has subsequently (after SEK filed its defense) been supplemented and developed.  On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. On March 14, 2012, the arbitration proceedings were concluded in SEK’s favor. SFAB has also been ordered to reimburse SEK for the expenses it incurred during the arbitration proceedings. SEK has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010. On March 14, 2012, the arbitration proceedings, which can not be appealed, were concluded in SEK’s favor with regard to the dispute between SEK and SFAB. SFAB has also been ordered to reimburse SEK for the expenses it incurred during the arbitration proceedings.

Note 24.  S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together the “S-system”). Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(d) (i). The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 72.4 million for the year (2010: Skr 48.7 million; 2009: Skr 27.3 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2011 amounted to Skr 81.8 million (2010: Skr -27.8 million; 2009: Skr -43.2 million), of which the net result for the CIRR loans represented Skr 123.7 million (2010: Skr 11.6 million; 2009: Skr -5.5 million).

Statement of comprehensive income for the S-system

Skr mn	2011	2010	2009
Interest revenues	862.9	680.2	493.6
Interest expenses	-802.5	-710.7	-507.2
Net interest revenues	60.4	-30.5	-13.6
Interest compensation (1)	92.4	50.8	—
Remuneration to SEK	-72.4	-48.7	-27.3
Foreign exchange effects	1.4	0.6	-2.3
Reimbursement to (-) / from (+) the State	-81.8	27.8	43.2
Net result	0.0	0.0	0.0

Statement of financial position for the S-system (included in SEK’s statements of financial position)

Skr mn	December 31, 2011	December 31, 2010
Cash and cash equivalents	20.1	55.9
Loans	34,226.9	23,989.0
Derivatives	4.6	16.9
Other assets	2,459.0	1,466.8
Total assets	36,710.6	25,528.6

Liabilities	34,591.8	24,353.6
Derivatives	2,118.8	1,175.0
Equity	—	—
Total liabilities and equity	36,710.6	25,528.6

Commitments
Committed undisbursed loans (Note 23)	9,036.0	16,570.1

Results under the S-System by type of loan

	CIRR loans			Concessionary loans
Skr mn	2011	2010	2009	2011	2010	2009
Net interest revenues	100.3	7.0	22.3	-39.9	-37.5	-35.9
Interest compensation (1)	92.4	50.8	—	—	—	—
Remuneration to SEK	-70.4	-46.8	-25.5	-2.0	-1.9	-1.8
Foreign exchange effects	1.4	0.6	-2.3	—	—	—
Total	123.7	11.6	-5.5	-41.9	-39.4	-37.7

(1) During 2011, interest compensation has been reclassified to the line item “Interest compensation”. The compensation represents the change in fair value due to changes in applicable interest rates for early redemption of loans. The compensation was previously reported as a commissions earned.

Note 25. Segment Reporting

The Segment Reporting has been changed from the fourth quarter of 2011 to better reflect the present internal reporting structure. Comparative figures have been restated. In accordance with IFRS 8, SEK has the following two segments: direct customer financing and end customer financing. Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services. Previously, SEK reported the segments granting of loans and other segments (including advisory services and capital market products). See Note 1 (c) for further information about Segment Reporting.

SEK’s management evaluates its business mainly on the basis of the non-IFRS income measure, operating profit excluding some fair valuation effects recorded according to IFRS. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

	Jan-Dec, 2011
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.1	770.1	—	—	1,868.2
Net results of financial transactions	227.3	254.6	—	—	481.9
Other operating income	—	—	108.8	—	108.8
Operating expenses	-211.5	-288.9	—	—	-500.4
Net credit losses	-71.9	-39.0	—	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	—	1,847.6
Unrealized changes in value	—	—	—	41.5	41.5
Operating profit	1,042.0	696.8	108.8	41.5	1,889.1

	Jan-Dec, 2010
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	1,110.7	787.6	—	—	1,898.3
Net results of financial transactions	124.4	-16.8	2,565.0	—	2,672.6
Other operating income	—	—	—	—
Operating expenses	-185.7	-278.7	—	—	-464.4
Net credit losses	72.6	-64.4	—	—	8.2
Operating profit excl. unrealized changes in fair value	1,122.0	427.7	2,565.0		4,114.7
Unrealized changes in value	—	—	—	-175.0	-175.0
Operating profit	1,122.0	427.7	2,565.0	-175.0	3,939.7

	Jan-Dec, 2009
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value
Net interest revenues and net commissions	1,200.8	793.3	—	—	1,994.1
Net results of financial transactions	179.6	154.2	—	—	333.8
Other operating income	—	—	—	—
Operating expenses	-198.6	-283.7	—	—	-482.3
Net credit losses	-156.6	-89.7	—	—	-246.3
Operating profit excl. unrealized changes in fair value	1,025.2	574.1	—		1,599.3
Unrealized changes in value	—	—	—	769.3	769.3
Operating profit	1,025.2	574.1	—	769.3	2,368.6

(1) The item consists of other operating income primarily due to the sale of AB SEKTIONEN and realized net profit due to the disposal of the shares in Swedbank.

	December 31, 2011			December 31, 2010
Skr billion	Direct customer financing	End customer financing	Sum of segments	Direct customer financing	End customer financing	Sum of segments
Interest-bearing assets	127.5	147.5	275.0	136.7	158.0	294.7
Committed undisbursed loans	2.5	22.6	25.1	4.7	33.5	38.2

Reconciliation between sum of segments and Consolidated statement of financial position
Skr billion	December 31, 2011	December 31, 2010
Sum of segments	275.0	294.7
Derivates	31.5	37.7
Property, plant, equipment and intangible assets	0.1	0.2
Other assets	3.9	1.7
Prepaid expenses and accrued revenues	3.7	4.0
Other (2)	5.5	1.4
Total	319.7	339.7
Consolidated statement of financial position	319.7	339.7

(2) Other consists mainly of call deposits.

	Jan-Dec, 2011			Jan-Dec, 2010			Jan-Dec, 2009
Income geographical areas Skr mn	Interest- revenues	Commissions- earned	Total	Interest- revenues	Commissions earned	Total	Interest- revenues	Commissions - earned	Total
Sweden	3,697.0	5.4	3,702.4	2,943.9	10.1	2,954.0	2,883.8	11.5	2,895.3
Europe except Sweden	2,527.0	6.9	2,533.9	6,265.2	6.7	6,271.9	1,211.0	11.3	1,222.3
Countries outside of Europe	3,999.0	0.0	3,999.0	2,974.0	2.9	2,976.9	9,211.6	3.4	9,215.0
Total	10,223.0	12.3	10,235.3	12,183.1	19.7	12,202.8	13,306.4	26.2	13,332.6

Note 26. Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2011 was 23.3 percent (year-end 2010: 22.4 percent) without taking into account the effects of currently applicable transitional rules (see below).

Capital Base

	Consolidated Group
Skr mn	December 31, 2011	December 31, 2010
Tier-1 capital	15,375	14,432
Total Capital base(1)	15,375	14,432

(1) Total capital base, including expected loss surplus in accordance with the IRB approach.

Capital base - Adjusting items

	Consolidated Group
Skr mn	December 31, 2011	December 31, 2010
Equity	13,968	12,570
Equity-portions of untaxed reserves	n.a.	n.a.
Expected dividend	-420	-301
Items recognized at fair value	-475	-75
Intangible assets and other adjustements	-88	-58
Deduction from Tier-1	-33	n.a.
Tier-1 eligible subordinated debt	2,423	2,381
100% of expected loss in accordance with IRB-calculation	0	-85
Total Tier 1 Capital	15,375	14,432

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or an addition, as the case might be. As of December 31, 2011 the deduction from the capital base amounted to Skr 0 million. As of December 31, 2010, the deduction from the capital base amounted to Skr 85 million. The amount reduces Tier-1 capital.

Capital Requirements in Accordance with Pillar 1

	Consolidated Group
	December 31, 2011		December 31, 2010
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardized method	1,767	141	925	74
Credit risk IRB method	59,349	4,748	58,157	4,653
Currency exchange risks	—	—	—	—
Operational risk	4,799	384	5,371	430
Total Basel II	65,915	5,273	64,453	5,157

Basel I based additional requirement (1)	—	—	26	2
Total Basel II incl. additional requirement	65,915	5,273	64,479	5,159

Total Basel I	81,146	6,492	80,599	6,448

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however exempted the company, until December 31, 2012, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. Until the third quarter of 2011 SEK used the basic indicator approach. As of the third quarter of 2011, SEK is applying the Standardized Approach. Under the standardized approach the capital requirement for operational risk is based on the company´s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operational income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The Swedish legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007 to 2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules to apply until the end of 2011. In 2011 the legislator has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirements under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	Consolidated Group
	December 31, 2011		December 31, 2010
	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.3%	23.3%	22.4%	22.4%
...Of which related to Tier-1 Capital	23.3%	23.3%	22.4%	22.4%

Capital adequacy quota (total capital base/total required capital)	2.92	2.92	2.80	2.80

According to SEK’s definition Common Equity Tier-1 constitutes of Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. SEK’s Common Equity Tier-1 capital adequacy ratio amounted to 19.6 percent as of December 31, 2011 (year-end 2010: 18.7 percent). The definition of what to be computed in Common Equity Tier-1 capital in future capital adequacy regulations has not yet been determined.

Note 27. Risk information

For further risk information, see Note 30, Risk and Capital management.

The table of credit quality as per category in the statement of financial position and the table illustrating the link between statement of financial position categories and exposures according to Basel II contain book values. Other tables contain nominal values.

Credit risk

The table below shows the maximum exposure to credit risk. The amounts are nominal values.

	December 31, 2011
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	3,749.6
Treasuries/government bonds	—	—	2,035.8
Other interest-bearing securities except loans	4,268.7	9,198.5	61,653.2
Loans in the form of interest-bearing securities	2,114.5	—	63,427.5
Loans to credit institutions	—	—	27,267.1
Loans to the public	—	—	126,946.9
Derivatives	31,467.0	—	—
Total financial assets	37,850.2	9,198.5	285,080.1

	December 31, 2010
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	8,798.0
Treasuries/government bonds	—	—	5,437.2
Other interest-bearing securities except loans	5,316.5	9,056.9	86,358.5
Loans in the form of interest-bearing securities	2,214.9	—	69,040.4
Loans to credit institutions	—	—	25,281.3
Loans to the public	—	—	121,718.9
Derivatives	37,659.8	—	—
Total financial assets	45,191.2	9,056.9	316,634.3

Maximum exposure to credit risk for “Loans to credit institutions” and “Loans to the public” include undisbursed loans at year-end entered at nominal value.

The table below displays the credit quality after risk mitigation as per category in the statement of financial positions. The amounts are book values.

Consolidated Group	December 31, 2011
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	3,749.6	—	3,749.6	—	—	—
Treasuries/government bonds	2,033.4	1,995.3	—	38.1	—	—
Other interest-bearing securities except loans	74,738.5	16,294.0	57,437.7	860.1	77.0	69.7
Loans in the form of interest-bearing securities	66,204.5	19,730.4	26,818.4	15,690.4	3,965.3	—
Loans to credit institutions	25,791.6	8,362.5	13,682.1	3,732.6	14.4	—
Loans to the public	107,938.1	49,903.1	35,368.1	14,916.9	7,611.9	138.1
Derivatives	31,467.0	—	24,602.7	6,864.3	—	—

Total financial assets	311,922.7	96,285.3	161,658.6	42,102.4	11,668.6	207.8

Committed undisbursed loans	25,071.8	14,274.9	8,211.1	1,318.0	1,256.3	11.5

Consolidated Group	December 31, 2010
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	8,798.0	—	8,798.0	—	—	—
Treasuries/government bonds	5,431.2	899.0	4,494.0	—	38.2	—
Other interest-bearing securities except loans	100,532.9	24,263.6	72,852.0	3,114.1	140.4	162.8
Loans in the form of interest-bearing securities	71,805.9	23,399.5	30,488.4	15,798.7	2,119.3	—
Loans to credit institutions	22,539.0	10,572.9	10,664.8	588.5	712.8	—
Loans to the public	87,101.9	59,430.7	14,780.4	9,208.5	3,548.9	133.4
Derivatives	37,659.8	65.7	28,788.0	8,806.1	—	—
Total financial assets	333,868.7	118,631.4	170,865.6	37,515.9	6,559.6	296.2

Committed undisbursed loans	38,205.2	18,248.8	16,337.1	3,598.7	14.5	6.1

The credit quality of financial assets is evaluated by use of internal or external rating.

The table below illustrates the link between the statement of financial position categories and exposures according to Basel II.

	December 31, 2011
Consolidated Group Skr billion	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	2.0	—	9.5	1.5	13.0	Central governments
Other interest-bearing securities except loans	74.7	—	27.0	21.4	123.1	Government export credit agencies
Loans in the form of interest-bearing securities	66.2	-0.3	-47.1	0.3	19.1	Regional governments
Loans to credit institutions including cash and cash equivalents(1)	29.5	-4.7	-24.4	—	0.4	Multilateral development banks
Loans to the public	107.9	-0.7	-33.2	12.5	86.5	Financial institutions, including equity exposures
Shares and participation	—	—	52.1	3.3	55.4	Corporates
Derivatives	31.5	-14.8	-16.7	—	—
	—	—	16.1	—	16.1	Securitization positions
Total financial assets	311.8	-20.5	-16.7	39.0	313.6

	December 31, 2010
Consolidated Group Skr billion	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	5.4	0.0	9.1	2.0	16.5	Central governments
Other interest-bearing securities except loans	100.5	-0.3	-9.2	32.8	123.8	Government export credit agencies
Loans in the form of interest-bearing securities	71.8	-0.5	-48.1	0.5	23.7	Regional governments
Loans to credit institutions including cash and cash equivalents(1)	31.3	-0.3	-30.6	0.0	0.4	Multilateral development banks
Loans to the public	87.1	-0.6	15.1	12.5	114.1	Financial institutions, including equity exposures
Shares and participation	—	—	39.7	3.6	43.3	Corporates
Derivatives	37.7	-14.1	-23.6	—	—
	—	—	24.0	—	24.0	Securitization positions
Total financial assets	333.8	-15.8	-23.6	51.4	345.8

(1) Skr 4.3 billion (2010: Skr 0.7 billion) of the book value for Loans to credit institutions are cash collateral provided by SEK.

Reduction in derivative exposures from applying netting under current ISDA Master Agreements according to Basel II regulations regarding counterparty risk in derivative transactions amounts to 14.8 billion (2010: Skr 14.1 billion). For further information regarding counterparty risk in derivative transactions under Basel II, see Note 30, Risk and Capital management.

Total credit exposures Consolidated Group

Amounts expressing gross exposures are shown before guarantees and credit derivatives (CDSs) while net exposures are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values.

Total exposures

	Total				Loans & interest- bearing securities				Undisbursed loans, derivatives, etc
Skr billion	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	13.0	4	16.5	5	11.5	4	14.4	5	1.5	4	2.1	4
Government export credit agencies	123.1	39	123.8	36	101.7	37	91.1	31	21.4	55	32.7	64
Regional governments	19.1	6	23.7	7	18.8	7	23.2	8	0.3	1	0.5	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	—	—	—	—
Financial institutions	86.5	28	114.1	33	74.0	27	101.6	35	12.5	32	12.5	24
Corporates	55.4	18	43.3	12	52.1	19	39.7	13	3.3	8	3.6	7
Securitization positions	16.1	5	24.0	7	16.1	6	24.0	8	—	—	—	—
Total	313.6	100	345.8	100	274.6	100	294.4	100	39.0	100	51.4	100

The table above displays net exposures.

Credit exposures allocation between IRB-approach and the standardized approach

	December 31, 2011		December 31, 2010
Skr billion	Net exposures	Share	Net exposures	Share
Standardized approach
Central governments	13.0	4	16.5	5
Government export credit agencies	123.1	39	123.8	36
Regional governments	19.1	6	23.7	7
Multilateral development banks	0.4	0	0.4	0
Corporates	0.4	0	0.1	0
Sum Standardized approach	156.0	49	164.5	48
IRB method
Financial institutions	86.5	28	114.1	33
Corporates	55.0	18	43.2	12
Securitization positions	16.1	5	24.0	7
Sum IRB method	157.6	51	181.3	52
Total	313.6	100	345.8	100

Credit exposures by region and exposure class

Gross exposure by region and exposure class, as of December 31, 2011

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0	7.6	—	—	0.2	3.3	2.5	1.8	15.4
Government export credit agencies	0.7	—	—	—	—	—	0.0	—	0.7
Regional governments	—	—	—	—	—	9.7	1.3	—	11.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.6	1.2	6.7	4.4	—	22.0	10.6	30.3	75.8
Corporates	2.0	34.8	18.6	0.8	3.9	71.1	17.1	46.3	194.6
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	3.3	43.6	28.7	8.8	4.1	106.1	31.5	87.5	313.6

Gross exposure by region and exposure class, as of December 31, 2010

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0	7.8	—	—	0.3	2.1	3.6	6.6	20.4
Government export credit agencies	—	—	—	—	—	—	0.0	—	0.0
Regional governments	—	—	—	—	—	12.9	1.6	—	14.5
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.6	0.9	11.7	5.5	—	31.8	12.2	36.1	98.8
Corporates	2.2	26.7	20.5	0.9	3.9	68.2	17.6	46.7	186.7
Securitization positions	—	0.0	4.3	4.6	—	—	—	16.5	25.4
Total	2.8	35.4	36.5	11.0	4.2	115.0	35.0	105.9	345.8

Net exposure by region and exposure class, as of December 31, 2011

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	0.7	—	—	—	3.9	2.5	5.9	13.0
Government export credit agencies	—	—	6.4	—	—	99.2	2.4	15.1	123.1
Regional governments	—	—	—	—	—	17.5	1.6	—	19.1
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	0.8	9.7	4.4	—	19.1	13.3	39.2	86.5
Corporates	—	1.6	0.5	—	0.2	39.1	9.0	5.0	55.4
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	—	3.1	20.0	8.0	0.2	178.8	28.8	74.7	313.6

Net exposure by region and exposure class, as of December 31, 2010

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	—	—	—	—	2.9	3.6	10.0	16.5
Government export credit agencies	—	—	8.4	—	—	96.2	1.5	17.7	123.8
Regional governments	—	—	—	—	—	21.8	1.9	—	23.7
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	0.7	17.5	5.5	—	29.0	13.0	48.4	114.1
Corporates	—	0.6	1.4	—	0.1	28.9	7.3	5.0	43.3
Securitization positions	—	0.0	4.4	4.6	—	—	—	15.0	24.0
Total	—	1.3	31.7	10.1	0.1	178.8	27.3	96.5	345.8

Credit exposures to European countries, countries by exposure class and risk mitigation method

In light of the ongoing European sovereign debt crisis, the tables below aim to describe SEK’s exposures to European countries. The effects of the crisis are observed and analyzed using scenario analyses as part of the internal capital adequacy assessment (ICAAP), described in note 30, Risk and Capital management. SEK’s policy states that all credit commitments — outstanding credits and agreed but undisbursed credits — must be funded to maturity and SEK therefore does not hold any unfunded exposures. SEK ensures that it does not purchase credit derivatives (CDSs) with shorter maturities than the assets whose risk the credit derivatives are intended to mitigate. The first column of the risk mitigation tables shows gross exposures, i.e. exposures excluding guarantees and credit risk derivatives, for respective countries. The next two columns show outgoing risk mitigation, in the form of guarantees and credit risk derivatives. Outgoing risk mitigation results in a decrease in the exposure in the respective country as the original gross exposure is transferred to another country by means of risk mitigation. Additional risk mitigation means that an exposure, in the form of guarantees and credit risk derivatives, increases in the respective country as a result of including credit protection that is not reflected in the gross exposure. Additional risk mitigation results in increased exposure to the respective country. Figures in the column for net exposures, i.e. exposures after including guarantees and credit risk derivatives, are the sum of gross exposure, outgoing risk mitigation and additional risk mitigation, for the respective country.

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2011

		Outgoing risk mitigation		Additional risk mitigation
Skr billion	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	4.9	—	4.9
Non-sovereign	18.4	-4.5	-1.9	0.4	4.7	17.1
France
Sovereign	—	—	—	3.5	—	3.5
Non-sovereign	8.0	-4.2	—	0.4	3.7	7.9
Germany
Sovereign	1.3	—	—	6.7	—	8.0
Non-sovereign	5.3	-1.5	-0.3	0.5	1.7	5.7
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	7.3	-0.3	—	1.1	—	8.1
Belgium
Sovereign	—	—	—	—	—	—
Non-sovereign	2.0	-0.2	—	0.0	—	1.8
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	5.9	-1.6	—	—	—	4.3
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	10.7	-7.6	—	—	0.2	3.3
Poland
Sovereign	—	—	—	3.1	—	3.1
Non-sovereign	3.1	-3.1	—	—	—	—
Switzerland
Sovereign	—	—	—	0.1	—	0.1
Non-sovereign	2.0	—	-0.2	0.0	1.4	3.2
Italy
Sovereign	—	—	—	0.9	—	0.9
Non-sovereign	3.2	-3.2	—	—	—	—
Portugal
Sovereign	0.5	-0.5	—	0.5	—	0.5
Non-sovereign	0.3	—	—	0.0	—	0.3
Turkey
Sovereign	0.0	—	—	—	—	—
Non-sovereign	5.6	-5.6	—	—	—	—
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	11.4	-11.4	—	—	—	0.0
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	—	—	—	—	—	—
Other countries
Sovereign	0.0	—	—	0.4	—	0.4
Non-sovereign	2.5	-0.9	—	0.0	—	1.6
Total	87.5	-44.6	-2.4	22.5	11.7	74.7

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2010

		Outgoing risk mitigation		Additional risk mitigation
Skr billion	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	6.4	—	6.4
Non-sovereign	25.8	-6.1	-2.0	0.5	7.4	25.6
France
Sovereign	0.1	—	—	4.0	—	4.1
Non-sovereign	10.2	-3.2	—	0.4	4.4	11.8
Germany
Sovereign	0.6	—	—	7.1	—	7.7
Non-sovereign	5.2	-1.3	-0.3	0.5	2.0	6.1
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	8.3	-0.4	—	1.1	—	9.0
Belgium
Sovereign	4.5	—	—	—	—	4.5
Non-sovereign	3.7	—	—	—	—	3.7
Ireland
Sovereign	0.9	—	—	—	—	0.9
Non-sovereign	6.1	-2.3	-1.5	0.5	—	2.8
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	11.1	-7.3	-0.3	—	—	3.5
Poland
Sovereign	—	—	—	2.5	—	2.5
Non-sovereign	3.1	-2.5	—	—	—	0.6
Switzerland
Sovereign	—	—	—	0.1	—	0.1
Non-sovereign	2.0	—	-0.7	—	1.3	2.6
Italy
Sovereign	—	—	—	1.0	—	1.0
Non-sovereign	4.1	-3.4	—	—	—	0.7
Portugal
Sovereign	0.5	-0.5	—	0.5	—	0.5
Non-sovereign	0.4	—	—	—	—	0.4
Turkey
Sovereign	—	—	—	—	—	—
Non-sovereign	6.3	-6.3	—	—	—	—
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	10.8	-10.7	—	—	—	0.1
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	—	—	—	—	—	—
Other countries
Sovereign	0.0	—	—	0.4	—	0.4
Non-sovereign	2.2	-0.9	—	0.2	—	1.5
Total	105.9	-44.9	-4.8	25.2	15.1	96.5

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2011

		Outgoing risk mitigation		Additional risk mitigation
Skr billion	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	13.0	—	—	107.6	—	120.6
Non-sovereign	93.1	-34.1	-12.2	7.5	3.9	58.2
Norway
Sovereign	—	—	—	0.7	—	0.7
Non-sovereign	5.0	0.0	-0.9	1.3	—	5.4
Finland
Sovereign	2.3	-1.1	—	2.8	—	4.0
Non-sovereign	15.5	-3.0	-3.3	0.4	—	9.6
Iceland
Sovereign	0.5	—	—	—	—	0.5
Non-sovereign	0.5	-0.3	—	—	—	0.2
Denmark
Sovereign	1.0	—	—	0.3	—	1.3
Non-sovereign	6.7	-0.3	-0.3	0.7	0.3	7.1
Total	137.6	-38.8	-16.7	121.3	4.2	207.6

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2010

		Outgoing risk mitigation		Additional risk mitigation
Skr billion	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	15.0	—	—	105.9	—	120.9
Non-sovereign	100.0	-38.3	-14.7	6	4.9	57.9
Norway
Sovereign	—	—	—	—	—	—
Non-sovereign	4.8	0.0	-1.1	—	—	3.7
Finland
Sovereign	3.9	-1.3	—	2.8	—	5.4
Non-sovereign	18.1	-3.0	-5.8	0.0	—	9.3
Iceland
Sovereign	0.5	—	—	—	—	0.5
Non-sovereign	0.2	—	—	—	—	0.2
Denmark
Sovereign	0.8	—	—	0.3	—	1.1
Non-sovereign	6.7	—	-0.4	0.5	0.3	7.1
Total	150.0	-42.6	-22.0	115.5	5.2	206.1

Sovereign consists of central governments, government export credit agencies, regional governments and multilateral development banks. Non-sovereign consists of financial institutions, corporates and securitization positions.

Gross exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2011

Skr billion	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United Kingdom	—	—	—	—	8.9	6.3	3.2	18.4
Russia	—	—	—	—	0.0	11.4	—	11.4
Spain	—	—	—	—	0.5	8.9	1.3	10.7
France	—	—	—	—	6.1	1.9	0.0	8.0
The Netherlands	—	—	—	—	5.1	1.3	0.9	7.3
Germany	1.3	—	—	—	4.7	0.6	—	6.6
Ireland	—	—	—	—	1.3	2.0	2.6	5.9
Turkey	—	—	—	—	0.1	5.5	—	5.6
Italy	—	—	—	—	—	3.2	—	3.2
Poland	—	—	—	—	—	3.1	—	3.1
Switzerland	—	—	—	—	1.7	0.3	—	2.0
Belgium	—	—	—	—	0.9	0.3	0.8	2.0
Portugal	0.5	—	—	—	—	—	0.3	0.8
Greece	—	—	—	—	—	—	—	—
Other countries	—	—	—	0.0	1.0	1.5	—	2.5
Total	1.8	—	—	0.0	30.3	46.3	9.1	87.5

Gross exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2010

Skr billion	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United Kingdom	—	—	—	—	8.9	7.6	9.3	25.8
Spain	—	—	—	—	1.3	8.1	1.7	11.1
Russia	—	—	—	—	0.1	10.7	—	10.8
France	0.1	—	—	—	9.4	0.6	0.2	10.3
The Netherlands	—	—	—	—	5.5	1.5	1.3	8.3
Belgium	4.5	—	—	—	2.6	0.3	0.8	8.2
Ireland	0.9	—	—	—	1.0	2.3	2.8	7.0
Turkey	—	—	—	—	0.1	6.2	—	6.3
Germany	0.6	—	—	—	4.7	0.5	0.0	5.8
Italy	—	—	—	—	0.7	3.4	—	4.1
Poland	—	—	—	—	—	3.1	—	3.1
Switzerland	—	—	—	—	1.2	0.8	—	2.0
Portugal	0.5	—	—	—	—	—	0.4	0.9
Greece	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	0.0	0.6	1.6	—	2.2
Total	6.6	—	—	0.0	36.1	46.7	16.5	105.9

Net exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2011

Skr billion	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions
United Kingdom	—	4.9	—	—	13.2	0.7	3.2	22.0
Germany	2.3	5.7	—	—	5.3	0.4	—	13.7
France	—	3.5	—	—	7.9	—	0.0	11.4
The Netherlands	—	—	—	—	5.9	1.3	0.9	8.1
Ireland	—	—	—	—	1.2	0.5	2.6	4.3
Switzerland	—	0.1	—	—	3.1	0.1	—	3.3
Spain	—	—	—	—	0.7	1.3	1.3	3.3
Poland	3.1	—	—	—	—	—	—	3.1
Belgium	—	—	—	—	0.9	0.1	0.8	1.8
Italy	—	0.9	—	—	—	0.0	—	0.9
Portugal	0.5	—	—	—	—	—	0.3	0.8
Greece	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	0.4	1.0	0.6	—	2.0
Total	5.9	15.1	—	0.4	39.2	5.0	9.1	74.7

Net exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2010

Skr billion	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions
United Kingdom	—	6.4	—	—	15.6	0.7	9.3	32.0
France	0.1	4.0	—	—	11.7	—	0.1	15.9
Germany	1.4	6.2	—	—	5.8	0.4	0.0	13.8
The Netherlands	—	—	—	—	6.5	1.2	1.3	9.0
Belgium	4.5	—	—	—	2.6	0.3	0.8	8.2
Ireland	0.9	—	—	—	0.9	0.5	1.4	3.7
Spain	—	—	—	—	1.3	0.5	1.7	3.5
Poland	2.5	—	—	—	—	0.6	—	3.1
Switzerland	—	0.1	—	—	2.5	0.1	—	2.7
Italy	—	1.0	—	—	0.7	—	—	1.7
Portugal	0.5	—	—	—	—	—	0.4	0.9
Greece	—	—	—	—	—	—	—	—
Other countries	0.1	—	—	0.4	0.8	0.7	—	2.0
Total	10.0	17.7	—	0.4	48.4	5.0	15.0	96.5

Corporate exposures by industry (GICS)

	December 31, 2011		December 31, 2010
Skr billion	Gross exposure	Net exposure	Gross exposure	Net exposure
Utilities	15.8	5.7	13.4	6.4
Energy	3.3	1.3	1.9	0.7
Finance	20.9	2.5	26.4	2.7
Health care	6.8	2.1	5.7	1.0
Industrials	39.2	22.3	31.5	12.9
IT and telecom	66.4	6.2	64.7	6.2
Consumer goods	14.6	6.9	14.7	5.3
Materials	26.3	8.2	27.4	8.1
Other	1.3	0.2	1.0	0.0
Total	194.6	55.4	186.7	43.3

Asset-Backed Securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to securitization positions held and to current ratings. Ratings in the table as of 31 December 2011 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

	December 31, 2011								…of which	…of which		…of which		…of which		…of which		…of which		…of which		…of which		…of which		…of which		…of which
Net exposures Skr mn		Auto		Consumer					rated	rated		rated		rated		rated		rated		rated		rated		rated		rated		CDO rated
Exposure (1)	RMBS (2)	Loans	CMBS (2)	Loans	CDO (2)	CLO (2)		Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘BBB+’		‘BBB’		‘BBB-’		‘BB’		‘CCC’
Australia	3,550	—	—	—	—	—		3,550	3,550	—		—		—		—		—		—		—		—		—		—
Belgium	760	—	—	—	—	—		760	760	—		—		—		—		—		—		—		—		—		—
France	—	24	—	—	—	—		24	24	—		—		—		—		—		—		—		—		—		—
Germany	—	102	70	—	—	—		172	102	70	(4)	—		—		—		—		—		—		—		—		—
Ireland	920	—	—	—	—	1,465	(3)	2,385	1,465	—		—		45	(4)	—		—		592	(4)	283	(4)	—		—		—
Netherlands	834	—	—	—	—	—		834	834	—		—		—		—		—		—		—		—		—		—
Portugal	351	—	—	—	—	—		351	—	—		—		—		—		171	(4)	—		—		180	(4)	—		—
Spain	962	65	—	66	—	209		1,302	452	50	(4)	16	(4)	496	(4)	44	(4)	24	(4)	—		—		—		220	(4)	—
United Kingdom	3,246	—	—	—	—	57		3,303	3,044	—		259	(4)	—		—		—		—		—		—		—		—
United States	—	—	—	—	151	2,790		2,941	2,132	658	(4)	—		—		—		—		—		—		—		—		151	(5)
Total	10,623	191	70	66	151	4,521		15,622	12,363	778		275		541		44		195		592		283		180		220		151

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets, except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany

(2) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(4) Of these assets amounting to Skr 3,108 million, still Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(5) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets, and has recorded related impairments. The impairments amount to Skr 491 million in total as of December 31, 2011.

	December 31, 2010								…of which	…of which		…of which		…of which		…of which		…of which		…of which
Net exposures Skr mn		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated
Exposure (1)	RMBS(2)	Cards	Loans	CMBS(2)	Loans	CDO(2)	CLO(2)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘CCC’
Australia	4,620	—	—	—	—	—	—	4,620	4,620	—		—		—		—		—		—
Belgium	765	—	—	—	—	—	—	765	765	—		—		—		—		—		—
France	—	—	146	—	—	—	—	146	146	—		—		—		—		—		—
Germany	—	—	388	73	—	—	—	461	461	—		—		—		—		—		—
Ireland	999	—	—	—	—	—	41	1,040	484	—		—		212	(3)	41	(3)	303	(3)	—
Japan	—	—	9	—	—	—	—	9	9	—		—		—		—		—		—
Netherlands	1,157	—	—	—	—	—	142	1,299	1,299	—		—		—		—		—		—
Portugal	382	—	—	—	—	—	—	382	382	—		—		—		—		—		—
Spain	1,096	—	120	—	154	—	306	1,676	1,027	347	(3)	302	(3)	—		—		—		—
United Kingdom	9,216	—	—	—	—	—	—	9,216	9,216	—		—		—		—		—		—
United States	—	450	—	—	—	163	3,270	3,883	2,717	1,003	(3)	—		—		—		—		163	(4)
Total	18,235	450	663	73	154	163	3,759	23,497	21,126	1,350		302		212		41		303		163

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets, except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) Of these assets amounting to Skr 2,208 million, still Skr 1,748 million have the highest-possible rating from at least one of the rating institutions.

(4) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and recorded related impairments. The impairments amount to Skr 475 million in total as of December 31, 2010.

Market risk

The positions that SEK secure, relating to market risk, can be positions that are not valued at fair value in the statement of financial position due to of accounting reasons. Thus, the financial risk estimated by SEK may differ from the changes in value recognized in operating profit or in other comprehensive income.

SEK assumes a one-percentage-point change in the market rate, as a parallel shift, for the sensitivity analyses relating to interest rate risk.SEK assesses a reasonable assumption to be that the average change in market rates will not exceed one percentage point over the next year.

Change in value if the market interest rate rises by one percentage point as of December 31, 2011

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group		1 years < M < 3	3 years < M < 5
Skr mn	M < 1 years	years	years	M > 5 years	Total
Foreign currency	-2.2	-4.7	-7.8	277.7	263.0
Swedish Skr	-6.0	-87.4	-151.1	-264.9	-509.4
	-8.2	-92.1	-158.9	12.8	-246.4

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	316.1	4.5	8.7	294.9	624.2
Swedish Skr	89.1	0.2	0.1	-9,3	80.1
	405.2	4.7	8.8	285.6	704.3

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-5.3	—	—	—	-5.3
Swedish Skr	-9.6	-83.0	-145.4	-254.8	-492.8
	-14.9	-83.0	-145.4	-254.8	-498.1

Change in value if the market interest rate rises by one percentage point as of December 31, 2010

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group		1 years < M < 3	3 years < M < 5
Skr mn	M < 1 years	years	years	M > 5 years	Total
Foreign currency	-1.3	-5.3	-7.6	140.3	126.1
Swedish Skr	-4.0	-58.7	-151.4	-216.1	-430.2
	-5.3	-64.0	-159.0	-75.8	-304.1

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	315.8	4.2	4.5	165.2	489.7
Swedish Skr	87.9	2.0	0.3	-9.3	80.9
	403.7	6.2	4.8	155.9	570.6

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-8.3	—	—	—	-8.3
Swedish Skr	-5.6	-55.0	-145.2	-202.8	-408.6
	-13.9	-55.0	-145.2	-202.8	-416.9

Change in value if the market interest rate declines by one percentage point as of December 31, 2011

The impact on the value of assets and liabilities, including derivatives, when market interest rates declines by one percentage point (-1%).

Consolidated Group Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	15.0	4.1	6.1	-391.8	-366.6
Swedish Skr	6.0	90.2	158.7	284.4	539.3
	21.0	94.3	164.8	-107.4	172.7

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-218.9	-4.5	-9.1	-409.5	-642.0
Swedish Skr	-90.3	-0.2	-0.1	10.2	-80.4
	-309.2	-4.7	-9.2	-399.3	-722.4

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	4.7	—	—	—	4.7
Swedish Skr	9.8	85.7	152.7	273.4	521.6
	14.5	85.7	152.7	273.4	526.3

Change in value if the market interest rate declines by one percentage point as of December 31, 2010

The impact on the value of assets and liabilities, including derivatives, when market interest rates declines by one percentage point (–1%).

Consolidated Group Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	5.4	5.0	8.0	-209.5	-191.1
Swedish Skr	4.0	60.3	158.5	231.8	454.6
	9.4	65.3	166.5	22.3	263.5

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-201.7	-4.3	-4.7	-236.1	-446.8
Swedish Skr	-88.9	-2.1	-0.3	10.2	-81.1
	-290.6	-6.4	-5.0	-225.9	-527.9

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	6.6	—	—	—	6.6
Swedish Skr	5.7	56.5	152.0	217.3	431.5
	12.3	56.5	152.0	217.3	438.1

Assets, liabilities and derivatives denominated in foreign currencies

Assets, liabilities and derivatives denominated in foreign currencies (i.e., currencies other than Swedish kronor) have been converted to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor. The relevant exchange rates for the currencies representing the largest portions of the Consolidated Group in the statement of financial position reported assets and liabilities are presented in table below (expressed in Swedish kronor per unit of each foreign currency). The portion at year-end represents the portion of aggregated volumes of assets and liabilities denominated in foreign currency. Foreign currency positions at year-end represent the net of all assets and liabilities in the statement of financial position in each currency. The amounts are book values.

	December 31, 2011			December 31, 2010
		Portion at			Portion at
	Exchange	year-end,	Foreign currency	Exchange	year-end,	Foreign currency
Currency	rate	%	position	rate	%	position
SKR	1	70.8	n.a.	1	68.8	n.a.
EUR	8.9447	7.6	-1,400.5	9.0020	9.3	-1,595.7
USD	6.9234	10.5	1,948.0	6.8025	8.4	1,433.9
JPY	0.08918	8.6	-1,588.4	0.08345	9.3	-1,594.1
CHF	7.3556	1.4	261.1	7.2355	1.9	329.1
MXN	0.4942	1.0	-193.6	0.5500	1.6	-273.3
Others	—	0.1	-18.5	—	0.7	-110.5
Total foreign currency position		100.0	-991.9		100.0	-1,810.6

The FX risk is limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions excluding  unrealized changes in fair value amounted to Skr 80.0 million (year-end 2010: Skr 160.1 million).

Consolidated Group	December 31, 2011	December 31, 2010
Skr mn	Consolidated Group	Consolidated Group
Total assets	319,701.9	339,687.6
of which denominated in foreign currencies	285,628.4	284,816.0
Total liabilities	305,733.8	327,117.8
of which denominated in foreign currencies	284,849.0	284,581.2

Liquidity risk

Contractual flows

	As at 31 December 2011
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	No maturity/discount effect	Book value
Financial Assets
Cash and cash equivalents	3,749.6	3,749.6	—	—	—	—	—	3,749.6
Treasuries/government bonds	2,040.3	—	2,000.0	1.5	38.8	—	-6.9	2,033.4
Other interest-bearing securities except loans	80,376.2	8,754.9	16,437.3	26,249.5	21,515.0	7,419.5	-5,637.7	74,738.5
Loans in the form of interest-bearing securities	75,818.2	512.1	1,692.5	11,581.6	45,554.6	16,477.4	-9,613.7	66,204.5
Loans to credit institutions	26,348.0	8,182.3	1,003.0	2,187.4	10,309.1	4,666.2	-556.4	25,791.6
Loans to the public	125,039.8	1,756.9	5,306.9	17,738.1	64,710.1	35,527.8	-17,101.7	107,938.1
Derivatives	50,044.3	763.2	7,646.3	15,554.1	17,374.8	8,705.9	-18,577.3	31,467.0
Total	363,416.4	23,719.0	34,086.0	73,312.2	159,502.4	72,796.8	-51,493.7	311,922.7

	As at 31 December 2011
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	No maturity/discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-15,655.1	-1,033.7	-6,181.3	-2,582.2	-5,857.9	0.0	-178.8	-15,833.9
Borrowing from the public	-59.1	-59.1	—	—	—	—	—	-59.1
Senior securities issued	-290,300.2	-1,707.5	-43,201.5	-63,691.0	-132,965.5	-48,734.7	32,947.8	-257,352.4
Derivatives	2,525.2	-507.6	3,256.3	6,268.0	-3,817.9	-2,673.6	-25,130.0	-22,604.8
Subordinated securities issued	-2,737.6	0.0	-10.7	-48.0	-255.7	-2,423.2	-436.8	-3,174.4
Total	-306,226.8	-3,307.9	-46,137.2	-60,053.2	-142,897.0	-53,831.5	7,202.2	-299,024.6

Commitments
Committed undisbursed loans	3,743.4	-2,955.5	-3,216.4	-11,029.7	6,676.2	14,268.8	21,328.4	25,071.8

Cash flow surplus (+) / deficit (-)	60,933.0	17,455.6	-15,267.6	2,229.3	23,281.6	33,234.1

Accumulated cash flow surplus (+) / deficit (-)	60,933.0	17,455.6	2,188.0	4,417.3	27,698.9	60,933.0

With regard to liabilities with maturity between one and three months, SEK has the intention to refinance these through borrowing on the financial markets

	As at 31 December 2010
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	No maturity/discount effect	Book value
Financial Assets
Cash and cash equivalents	8,798.0	8,798.0	—	—	—	—	—	8,798.0
Treasuries/government bonds	7,201.6	—	7,201.6	—	—	—	-1,770.3	5,431.3
Other interest-bearing securities except loans	110,020.3	5,027.7	19,953.0	39,706.4	36,562.6	8,770.6	-9,487.3	100,533.0
Loans in the form of interest-bearing securities	85,243.7	417.5	4,873.3	11,846.4	41,018.2	27,088.3	-13,437.9	71,805.8
Loans to credit institutions	25,357.2	680.1	1,626.2	4,810.8	8,142.0	10,098.1	-2,818.3	22,538.9
Loans to the public	94,568.4	3,071.2	4,980.7	10,804.4	52,807.2	22,904.9	-7,466.5	87,101.9
Derivatives	46,880.7	2,020.6	8,411.6	14,953.7	15,786.4	5,708.4	-9,220.9	37,659.8
Total	378,069.9	20,015.1	47,046.4	82,121.7	154,316.4	74,570.3	-44,201.2	333,868.7

	As at 31 December 2010
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	No maturity/discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-14,336.2	-3,141.2	-2,122.9	-2,129.6	-6,942.5	—	-6.6	-14,342.8
Borrowing from the public	—	—	—	—	—	—	-19.3	-19.3
Senior securities issued	-321,632.7	-6,669.6	-40,956.7	-74,292.3	-151,959.1	-47,755.0	35,323.2	-286,309.5
Derivatives	2,823.4	207.6	1,237.1	2,095.2	701.3	-1,417.8	-20,880.8	-18,057.4
Subordinated securities issued	-4,155.5	—	-34.6	-103.9	-554.1	-3,462.9	1,565.2	-2,590.3
Total	-337,301.0	-9,603.2	-41,877.1	-74,430.6	-158,754.4	-52,635.7	15,981.7	-321,319.3

Commitments
Committed undisbursed loans	3,341.5	-4,006.9	-4,439.8	-6,821.3	7,250.9	11,358.6	34,863.7	38,205.2

Cash flow surplus (+) / deficit (-)	44,110.4	6,405.0	729.5	869.8	2,812.9	33,293.2

Accumulated cash flow surplus (+) / deficit (-)	44,110.4	6,405.0	7,134.5	8,004.3	10,817.2	44,110.4

Repayments which are subject to notice are treated as if notice were to be given immediately, except for “Loans to credit institutions”, “Loans to the public”, “Borrowing from credit institutions”,” and “Borrowing from the public” where repayments are assumed  to occur on maturity date. “Subordinated securities issued” which consists of subordinated debt without maturity date assumed not to be repaid at the time of the first redemption date. Regarding the subordinated debt SEK determines whether the loans will be redeemed in advance, which SEK does not intend to do.

Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “No maturity/discount effect”.

Items other than financial instruments with an approximate expected recovery time within less than 12 months: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more.

For information regarding liquidity risk, see Note 30, Risk and Capital management. The amounts above contain interest.

Note 28. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

• shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

The Swedish State owns 100 percent of the company’s share capital. By means of direct guarantees extended by the National Debt Office and EKN — The Swedish Export Credits Guarantee Board, supported by the full faith and credit of Sweden, 31.6 percent (year-end 2010: 25.4 percent) of the company’s outstanding loans on December 31, 2011, were guaranteed by the State. SEK administers, in return for compensation, the State’s export credit support system, and the State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system (see Note 1(d) and Note 24).

SEK has a Skr 100 billion credit facility with the Swedish National Debt Office. The Swedish parliament has also authorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In January 2012, both the loan facility and the ability to purchase state guarantees were extended for 2012.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. The company also extends export credits (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

Key management personnel include the following positions:

• The Board of Directors

• The President and CEO

• Other members in the Executive Committee

For information about remuneration and other benefits to key management personnel see Note 5, “Personnel costs”.

The following table summarizes the Consolidated Group’s transactions with its related parties:

	2011
	Shareholder, the Swedish State		Companies and Organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,995.3	13.2	—	—	1,995.3	13.2
Other interest-bearing securities except loans	—	—	3,369.7	79.4	3,369.7	79.4
Loans in the form of interest-bearing securities	—	—	1,200.4	30.1	1,200.4	30.1
Loans to credit institutions	—	—	1,959.9	24.0	1,959.9	24.0
Loans to the public	—	—	538.1	8.0	538.1	8.0
Due from the State	2,113.8	—	—	—	2,113.8	—
Total	4,109.1	13.2	7,068.1	141.5	11,177.2	154.7
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	115.7	—	—	—	115.7	—
Total	115.7	—	—	—	115.7	—

	2010
	Shareholder, the Swedish State		Companies and Organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	—	—	—	1.0	—	1.0
Other interest-bearing securities except loans	—	—	4,314.4	49.8	4,314.4	49.8
Loans in the form of interest-bearing securities	—	—	1,541.8	26.8	1,541.8	26.8
Loans to credit institutions	—	—	1,790.5	132.0	1,790.5	132.0
Loans to the public	—	—	629.6	12.4	629.6	12.4
Due from the State	1,155.6	—	—	—	1,155.6	—
Total	1,155.6	—	8,276.3	222.0	9,431.9	222.0
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	—	—	—	—	—	—
Total	—	—	—	—	—	—

	2009
	Shareholder, the Swedish State		Companies and Organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	99.8	20.9	—	—	99.8	20.9
Other interest-bearing securities except credits	—	—	5,157.7	77.9	5,157.7	77.9
Credits in the form of interest-bearing securities	—	—	1,602.5	41.0	1,602.5	41.0
Credits to credit institutions	—	—	1,963.7	195.4	1,963.7	195.4
Credits to the public	—	—	685.6	15.6	685.6	15.6
Due from the State	344.5	—	—	—	344.5	—
Total	444.3	20.9	9,409.5	329.9	9,853.8	350.8
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	1.4	—	—	—	1.4
Senior securities issued	—	—	—	—	—	—
Other liabilities	—	—	—	—	—	—
Total	—	1.4	—	—	—	1.4

Note 29. Events after the reporting period

SEK has a Skr 100 billion loan facility with the Swedish National Debt Office. The Swedish parliament has also authorized the government to enable SEK to purchase state guaranties on commercial terms for new borrowing of up to Skr 250 billion. On January 31, 2012, both the loan facility and the ability to purchase state guarantees were extended for 2012. On March 14, 2012, an arbitration proceeding, which can not be appealed, was concluded, to the favor of SEK, with regard to the dispute between SEK and Sparbanksstiftelsernas Förvaltnings AB (SFAB). The dispute relates to SEK’s purchase of shares in Swedbank from SFAB in March 2009.  SFAB has also been ordered to reimburse SEK for the expenses it incurred during the arbitration proceedings.

Note 30. Risk and Capital management.

During 2011, there were no significant changes to SEK’s objectives, principles, risk management methods or methods of measuring risk. Furthermore, neither the types of risk exposures nor the origins of these exposures have changed materially. Uncertainty and risks, especially in the financial system, increased further in 2011, which may lead to increased losses over time.

At December 31, 2011, SEK’s risk-weighted assets (RWA), as calculated in accordance with Basel II (without taking into consideration the transitional rules applicable during the current period of transition from Basel I to Basel II), were equal to Skr 65.9 billion (year-end 2010: Skr 64.5 billion), which implies a Common Equity Tier-1 ratio of 19.6 percent (year-end 2010: 18.7 percent), a Tier-1 ratio of 23.3 percent (year-end 2010: 22.4 percent) and a total capital adequacy ratio of 23.3 percent (year-end 2010: 22.4 percent). In 2009, the Swedish legislature decided to extend the transitional rules until the end of 2011, and in 2011, the legislature determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules. The above-mentioned transitional rules have had no impact on SEK’s risk-weighted assets and capital adequacy ratios, either at the end of 2011 or 2010. For further information on capital adequacy, see Note 26.

SEK’s capital adequacy assessment process is deemed to be in line with the Basel II framework’s underlying principles and concepts. In summary, SEK’s assessment is that SEK’s expected available capital amply covers the expected risks in the different scenarios that SEK envisages, in a way that supports SEK’s high creditworthiness.

Risk, liquidity and capital management

Risk management is a key factor in SEK’s ability to offer its customers competitive financing solutions and develop SEK’s business activities, and thus contribute to the company’s long-term development.

Providing its customers with financial solutions and products causes SEK to expose itself to various risks that have to be managed. The company’s profitability is directly dependent on its ability to assess, manage and price these risks, while at the same time retaining sufficient capital strength to be able to cope with unforeseen developments. For this reason, risk management is a constant priority for SEK and is continually being developed. Support from SEK’s Board of Directors (the Board), a clear line of decision-making, awareness of risk among our employees, uniform definitions and principles, control of risks incurred within an approved framework and transparency in external accounts form the cornerstones of SEK’s risk and capital management.

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

Risk management and risk control

SEK defines risk in terms of the probability of a negative deviation from an expected financial outcome. Risk is a balancing of the probability of and consequence of any given event. The term “risk” is generally only used when there is at least one negative consequence of an event. This balancing means that the overall risk may be high, even if the probability is low, if the consequences are serious. Risk management includes all activities that affect the assumption of risk, i.e., SEK’s processes and systems that identify, measure, analyze, monitor and report risks at an early stage. Adequate internal control, consisting of a set of rules, systems and routines, as well as monitoring adherence to these, is designed to ensure that the company is run in a reliable, efficient and controlled manner. We understand risk control to comprise all activities for measuring, reporting and addressing risks, independent of the (risk-taking) commercial units. SEK exercises risk control from two different perspectives: (i) through risk-related management and control that primarily includes risk management and limits, and (ii) through management and control that is carried out at the company level and that includes organization, corporate governance and internal control.

The chart “General Principles for Governance”, displays SEK’s organization for management and control.

Ultimate responsibility for SEK’s business and for ensuring that it is carried out with adequate internal control lies with the Board. The Board has an annual process of establishing instructions for all of its committees. Minutes from all the committee meetings are furnished and reported to the Board at its meetings The Board has established a dedicated Finance Committee, which assists the Board with overall issues regarding the company’s financial operations. These financial operations include long- and short-term funding, liquidity management, risk measurement and risk limits, as well as matters regarding policy and quality control. The Finance Committee can make decisions on interest rate and currency limits. The Board’s Credit Committee is the Board’s working group for matters relating to loans and credit decisions and matters that are of fundamental significance or generally of great importance to SEK. The Board’s Audit Committee is the Board’s preparatory body for matters relating to the company’s financial reporting and corporate governance report (including the Board’s internal control report). The Board’s Remuneration Committee is the Board’s preparatory committee for matters relating to salaries and other benefits for the President and overall issues relating to salaries and other benefits. The Remuneration Committee also prepares proposals on salaries and other benefits for the executive management and on the terms for and outcome of the general incentive system.

The Board draws up central policy documents and, at every meeting, receives a summary report of the risk position. The President is responsible for day-to-day management. Under the level of the Board and the President, there are committees with various powers to make decisions depending on the type of risks. The Executive Committee’s Credit Committee is responsible for matters relating to credits and credit risk management within SEK. The Executive Committee’s Credit Committee has the right to make credit decisions within the scope of its mandate and on the basis of the order of delegation decided by the Board. The Asset and Liability Committee manages issues such as those regarding SEK’s overall risk level and proposes market risk limits and methods for risk measurement and the allocation of internal capital. Within the framework of the Board’s overall capital policy, the Asset and Liability Committee draws up guidelines for the distribution of responsibility, the handling of SEK’s risk types and for the relationship between risk and capital. The Internal Control Committee is responsible for managing and addressing operational risk and following up on incident reports, and also constitutes the drafting and decision-making body for new products. The Board’s Business Committee assesses, among other things, whether individual transactions fulfill the criteria set out in the instruction from the state. The President chairs all of the above-mentioned committees with the exception of the Business Committee, which is chaired by the COO.

SEK’s risk-related management and control is directed at credit, market, liquidity, and operational risks. Management and control at the corporate level includes the entire company, i.e., all risks, but they are directed especially at risk appetite, capital targets and business environment risk.

Within SEK, responsibility for risk management is based on the principle of three “lines of defense,” the aim of which is to clarify roles and responsibility for risk management. The first line of defense consists of business units (including support functions) that “own” and manage risks. The Risk Control and Compliance function constitutes the second line of defense and it is responsible for the monitoring and control of risk and ensuring compliance. The third line of defense consists of Internal Audit, whose task is to undertake independent inspection and supervision of both the first and second lines of defense.

Independent risk control is carried out by SEK’s Risk Control function, which is the second line of defense. This function reports to SEK’s Head of Risk but is also obliged to report to the President. The Head of Risk reports to the Board. Based on a portfolio perspective, Risk Control is responsible for the control, analysis and reporting of financial risks and monitoring, analyzing and reporting of operational risk. Risk Control is also responsible for ensuring that the company complies with the framework for operational risk. The financial risks primarily consist of credit and counterparty risks, market risks, as well as liquidity and funding risk. This function oversees the company’s scope and alignment regarding risk strategy, risk management and rating methodology for credit risk classification, as well as calculating, analyzing and forecasting regulatory capital adequacy and the need for economic capital. This function is also responsible for the choice of methods and models and acts as a center of excellence with the aim of contributing to increasing SEK’s risk management capacity in order to analyze the effects of diversification and risk mitigation. An important part of Risk Control’s work consists in ensuring that the function is keeping pace with the business functions in terms of its knowledge of the risks that occur in the company, enabling it to manage new issues that arise within this area.

The second line of defense also consists of a Compliance function. This function supports the organization in ensuring that operations are run according to applicable regulations, and also monitors compliance with regulations within the company. The Compliance function reports to the President but is also obliged to report to the Board. Internal Audit, which is the third line of defense, investigates and assesses the efficiency and integrity of the risk management described above. Internal Audit reports to the Board. Internal Audit performs auditing activities in accordance with by the Board approved audit plan. Internal Audit reports regularly to the Board, the Board’s Audit Committee and to the President and also informs SEK’s executive management on a regular basis.

To further strengthen the third line of defense, in 2011 the Board took the decision to outsource the Internal Audit function to an external party as of January 1, 2012. This is in order to ensure access to specialist expertise and global networks, which are considered to be of particular importance at a time of extensive regulatory changes.

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

During 2011, there were no significant changes to SEK’s objectives, principles, risk management methods or methods of measuring risk. Furthermore, the exposure to various types of risk, or their origins, has not changed materially. Uncertainty and risks, especially in the financial system, increased further in 2011, which may lead to increased losses over time. This is the reason for the increase in credit loss reserves not linked to specific counterparties.

Core Principles for Risk Management

SEK shall carry out its business in such a manner that SEK is perceived by its business counterparties as a first-class counterparty.

SEK shall be selective in its choice of counterparties in order to ensure high creditworthiness.

All SEK’s credit commitments shall at all times be fully funded throughout maturity.

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

Credit risk
Some of SEK’s credits are granted to parties that have lower credit quality and therefore higher risk than SEK wishes to be exposed to. This applies to a large extent to export credits, for which the ability to provide financing is a key competitive tool for suppliers. Even in cases where customers have good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial. Gross exposures do not take into account any risk mitigation/risk diversification. To meet the financing requirements for long-term lending, borrowed funds not yet used to finance credits need to be invested in securities, known as liquidity placements.

By using different methods for corporates, financial institutions and insurance companies, SEK establishes credit ratings for its individual counterparties. Most of the counterparties against whom SEK accepts net exposures are also rated by one or more of the internationally recognized rating agencies. In order to be able to keep the credit risk at the desired level, SEK usually uses various types of guarantees and other risk-mitigating solutions. For export credits, where the ultimate borrower may have low creditworthiness, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid larger than desired risks, SEK may also require risk mitigation in those cases where counterparties have high creditworthiness but where the financing requirements are large. In such cases, credit derivatives are normally used. SEK’s liquidity placements shall be made in assets with good credit quality and in accordance with defined guidelines.

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

The combination of a choice of counterparties and collateral agreements leads to limited net risk. All exposures related to counterparty risk in derivative transactions must be contained within set limits.

Market risks — Interest rates
In order to be able to offer credits — often with complex disbursement and repayment structures — with fixed interest at attractive terms, it is cost-efficient for SEK to take on some interest rate risk. SEK’s borrowing is also often made at fixed interest. SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which leads to interest rate risk.

SEK uses various techniques for measuring and managing interest rate risks which are designed to provide a clear picture and good control of these risks. Using different derivatives, the original interest rate risks in assets and liabilities are normally transformed from long-term to short-term interest terms in currencies with well-functioning markets.

The net risk is limited. Market-related counterparty risk remains in respect of counterparties in derivative transactions to the extent that derivatives are used to manage interest rate risk.

Market risks — Currency
SEK’s lending and a large proportion of its borrowing can take place in the currencies chosen by the borrower and investor, respectively. It seldom happens that borrowing and lending are made in the same currency and therefore directly balance each other. Liquidity placements and some borrowing may, insofar as market conditions allow, be made in the currencies SEK chooses in order to match assets and liabilities.

Differences in exposures to individual currencies that exist between different transactions are matched with the aid of various derivatives, primarily currency swaps. Currency exposure also arises in the net interest income that is continuously generated in foreign currency. This is hedged regularly in order to minimize risks.

The net risk comprises an accrued net interest income in foreign currency that is hedged regularly, which results in low risk. Market-related counterparty risk remains in respect of counterparties in derivative transactions to the extent that derivatives are used to manage interest rate risk.

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

SEK generally does not have any net exposure to any types of risk other than interest rate, currency and credit risks. The derivatives used for hedging undesired market risks result in a market-related counterparty risk in respect of counterparties in derivative transactions.

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

Credit risk

Credit risk represents the risk of the loss that would occur if a borrower or other party in another contract involving counterparty risk and any guarantors were unable to fulfill their obligations in accordance with contractual terms and conditions. Exposure to credit risk can be related to lending, liquidity placement and other assets, as well as guarantees, other risk-mitigating instruments, and positive market values in other contracts. Credit risk exposure to a counterparty is always preceded by a decision on a credit or counterparty limit, which the exposure must not exceed. Credit risks are SEK’s largest risk. Credit risks are inherent in all assets and other contracts in which a counterparty is obliged to fulfill obligations. Credit risks are limited through the methodical and risk-based selection of counterparties, and they are managed, for example, through the use of guarantees and credit derivatives.

Events in 2011

In 2011, the level of risk in SEK’s total net exposures, defined as the average risk weighting, increased marginally and the total volume of risk-weighted assets (RWA) increased slightly. During the year, there have been minor changes in the composition of SEK’s total net exposures. Exposures to corporates have increased, while exposures to financial institutions have declined. The migration matrix below, based on internal risk classification, overall shows a marginally positive migration for risk classes A+ to BB- and a more neutral trend for other risk classes. The number of counterparties that received a modified risk class is more than in 2010.

Migration matrix; corporates and financial institutions under the IRB approach at December 31, 2011

The migration matrix displays the rating breakdown as of December 31, 2011 for counterparties for which SEK applies the IRB method, relative to ratings as of December 31, 2010. For information regarding rating linked to financial assets as well as the part of the credit exposures where SEK applies the IRB method, see page F-59 under Note 27.

The table should be read row by row. The first row displays the breakdown by rating as of December 31, 2011 for the counterparties that as of December 31, 2010 were rated ‘AAA’. The second row displays the breakdown by rating as of December 31, 2011 for the counterparties that as of December 31, 2010 were rated ‘AA+’, and so on. The shaded diagonal thus displays the percentage of counterparties whose rating was unchanged as of December 31, 2011, compared with December 31, 2010.

Risk management

SEK applies the Foundation internal ratings-based approach (IRB approach) to calculate the capital requirement for credit risks. The Swedish Financial Supervisory Authority has, however, exempted SEK until December 31, 2012 for the below-mentioned exposures.

•Exemption from the IRB approach for export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) or equivalent foreign entities within the OECD.

•Exemption from the IRB approach for the central governments exposure class.

•Exemption from the IRB approach for exposures in the Customer Finance business area.

The standardized approach is used to calculate the capital requirement for credit risks for exposures that are exempted from the IRB approach. It is possible to request an extension of the approved exemptions. In the event that the Swedish Financial Supervisory Authority does not grant an extension, SEK will have a three year period in which to implement the IRB approach.

All of SEK’s counterparties must be assigned a risk classification or rating internally. For exposures that are included in the exemptions from the IRB approach, granted to SEK by the Swedish Financial Supervisory Authority, external rating is used. External rating is also used for securitization positions. The decision concerning an internal rating for a counterparty is taken by SEK’s Rating Committee. The members of the Rating Committee are appointed by the President based on the members’ previous experience of risk assessment and experience of credit rating. The Rating Committee members come from various functions within SEK, with a majority of the members representing non-commercial functions within the company. SEK aims to maintain continuity within the Rating Committee. The design of the company’s IRB system includes a number of both operational and analytical aspects. The operational design concerns the organizational process for and control of how counterparties are assigned risk classifications. Important operational aspects include where in the company the risk classification is made and established, and how the responsibility for monitoring, validation and control is distributed throughout the organization. The analytical design concerns how risk is measured and assessed. This includes how loss concepts are defined and measured, and which methods and models are used for risk classification and the calculation of risk. The analytical design of risk classification systems often differentiates significantly between different financial institutions. A common factor among the systems, however, is that every credit exposure within a specific risk class is associated with a number of quantifiable risk expressions. The two terms that together primarily express the credit risk of an exposure are the probability of default or cessation of payments by a borrower (Probability of Default, PD) and the portion of the loan that will be lost in the event of a default (Loss Given Default, LGD). Using these two parameters and the size of the outstanding exposure at default (Exposure at Default, EAD); it is possible to calculate the statistically expected loss (Expected Loss, EL) for a given counterparty exposure. By using what is known as the Basel formula, the unexpected loss (UL) can also be estimated. In the Foundation IRB approach, only the PD is estimated internally. The values of the other parameters are set by the supervisory authority.(1)

An internal risk classification system is a tool for improving the precision of credit assessments and making them consistent. By storing historical data of counterparties’ defaults and credit rating history, SEK is able to monitor its credit assessments and create a clearer “institutional memory” within the organization. This historical data helps SEK in revealing and correcting systematic erroneous assessments. By allocating each counterparty an explicit (cardinal) default probability, the company can check its own risk classification against external sources.

SEK’s methodology for internal risk classification is based on both qualitative and quantitative factors. Within SEK, risk classification is based, to a great extent, on analyst assessments. Individual counterparties are rated through the use of different methods for corporate and financial institutions. The aim of using a common rating scale for all counterparties is essentially to be able to correctly price and quantify risk over time for SEK’s counterparties and thereby maintain the desired level of risk in the company. The tool used for this is the credit rating, which is an ordinal ranking system. Risk classification within SEK is therefore largely an issue of relative assessment. This risk classification does not aim to estimate the precise probability of default, but rather to place counterparties in a category of comparable counterparties, based on a risk perspective.

SEK intends to start using insurance solutions for risk mitigation. In 2011, SEK applied for approval by the Swedish Financial Supervisory Authority to use the Foundation internal rating-based approach to calculate risk-weighted exposures to insurance companies. On January 12, 2012 the Swedish Financial Supervisory Authority granted SEK permission to use the Foundation internal rating-based approach.

SEK’s IRB system comprises all of the various methods, working and decision-making processes, control mechanisms, guideline documents, IT systems, and processes and procedures that support risk classification and the quantification of credit risk.

SEK’s IRB system is evaluated on an annual basis by means of quantitative and qualitative validations.

Limits and monitoring

SEK uses limits to manage lending and to limit risks to a set extent. This limit expresses the highest acceptable exposure to a risk counterparty for each future date. A limit granted by the appropriate committee permits SEK’s business functions to; conclude, within such limit, business transactions in SEK’s name that imply credit risk in respect of the relevant counterpart. All limits and risk classifications are reviewed at least once a year. Exposures judged to be problem credits(2) are subject to more frequent reviews, and the limit is blocked(3) for identified problem credits. The purpose of this is to be able to identify at an early stage commitments with elevated loss risk and ensure that the risk classification reflects the actual risk of the risk counterparty.

Counterparty risk in derivative transactions

Counterparty risk in derivative transactions — which is a kind of credit risk — arises when derivative transactions are used

(1)         Under normal circumstances the maturity will be 2.5 years and the LGD will be 45 percent.

(2)         An exposure (receivable) to a risk counterparty that is judged by SEK to have a high probability of not fulfilling all of its commitments in accordance with the original contractual terms at the due date.

(3)         A blocked limit means that no new deals may be concluded with the counterparty.

to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with good creditworthiness. Risk is further reduced by SEK’s entering into ISDA Master Agreements, with associated collateral agreements, known as Credit Support Annex, with its counterparties before entering into derivative transactions. Any exemptions to this require a special decision, which is taken as a part of the credit process for the relevant counterparty. These collateral agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) will not be exceeded, regardless of market value changes that may occur.

For counterparty exposures that exceed the threshold amounts under the relevant Credit Support Annex as a result of market value changes, credit support is demanded so that the counterparty exposure is reduced to the pre-agreed level. The positive gross value of all derivative transactions in the balance sheet as of December 31, 2011 was Skr 31.5 billon (year-end 2010: Skr 37.7 billion). After netting on the basis of the current Credit Support Annex (by counterparty), the exposure was Skr 16.7 billion (year-end 2010: Skr 23.6 billion), i.e., Skr 14.8 billion less than the gross exposure (year-end 2010: Skr 14.1 billion less than gross exposure). As of December 31, 2011 counterparties had paid Skr 15.6 billion (year-end 2010: Skr 14.3 billon). At the end of 2011, SEK had provided credit support under Credit Support Annex with different counterparties amounting to Skr 4.3 billion (year-end 2010: Skr 0.7 billion), reducing total counterparty risk exposure for SEK by the corresponding amount.

Credit risk protection

SEK’s credit risks are limited by the methodical and risk-based selection of counterparties and are managed, among other things, by the use of guarantees and credit derivatives (“CDSs”). A purchased CDS entitles the holder under certain circumstances — including the default of the underlying risk-covered counterparty — to sell an asset, with implied risk for the underlying counterparty, at its nominal value to the issuer of the CDS. Accordingly, credit derivative transactions make it possible for the buyer to create a combined risk of the underlying counterparty and the issuer of the CDS. SEK uses CDSs to convert exposures to individual counterparties into combined exposures, in which one counterparty (the issuer of the CDS) is a financial institution.

Overall risk is further reduced through the use of contracts that require individual issuers of CDSs to provide collateral in the event that the market value of the issued credit derivative transactions exceeds a certain level. The market value of a CDS is, among other things, derived from the change in creditworthiness of the underlying risk-covered counterparty. As a result, if there is a deterioration in the creditworthiness of the underlying counterparty whose credit risk is covered by the CDS, SEK successively receives collateral for the risks covered. This risk mitigation technique is, therefore, effective from a risk management perspective.

Guarantees

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the Swedish Exports Credit Guarantee Board (EKN), the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (Coface) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. As of December 31, 2011, government export credit agencies guaranteed a total of Skr 123.1 billion, or 39.3 percent of SEK’s total credit exposures (year-end 2010: Skr 123.8 billion, or 35.8 percent). Skr 110.0 billion covered corporate exposures, Skr 5.3 billion covered exposures to financial institutions, and Skr 7.8 billion covered government exposures (year-end 2010: Skr 109.6 billion, Skr 6.1 billion, and Skr 8.1 billion, respectively). The guaranteed corporate exposures are included in the class of financial instruments referred to as “Loans to the public”, the guaranteed exposures to financial institutions are in the class “Loans to credit institutions” and the guaranteed exposures to governments are in the class “Loans to the public”.

Credit derivatives

At year-end 2011, Skr 19.4 billion of SEK’s assets was secured through CDS coverage obtained from 19 different financial institutions (year-end 2010: Skr 26.8 billion, obtained from 19 different financial institutions). Skr 19.4 billion covered corporate exposures and Skr 0.0 billion covered exposures in securitization positions (year-end 2010: Skr 25.3 billion and Skr 1.5 billion). All exposures covered by CDSs are included in the class of financial instruments known as “Other interest-bearing securities, except loans”, “Loans in the form of interest-bearing securities” or “Loans to the public”. SEK has what are referred to as collateral agreements in place with issuers of credit derivatives.

Collateral

SEK uses various types of collateral or risk mitigation to reduce or transfer credit risks. Approved risk mitigation methods under ISDA Credit Support Annex generally consist of cash and, to a limited extent, government bonds. Any collateral that SEK demands must be managed and documented in a manner such that the collateral fulfills its function and can be used in the intended manner when needed.

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

Large exposures

According to Swedish Financial Supervisory Authority regulations FFFS 2007:1, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s capital base. The aggregate amount of SEK’s large exposures as of December 31, 2011, was 307.9 percent of SEK’s total capital base, and consisted of risk-weighted exposures to 22 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2010: 277.5 percent and 20 different counterparties or counterparty groups). The changes in large exposure rules came into force on December 31, 2010, with transitional rules applicable through to the end of 2012. According to these rules, financial institution exposures are treated in the same way as corporate exposures. A 100 percent weighting is applied for these exposures, instead of the previous 20 percent weighting. SEK applies the transitional rules, which enable the previous method of treatment to be applied to those financial institution exposures incurred no later than 2009. Exposures to financial institutions incurred since December 31, 2009, however, have 100 percent weighting. SEK complies with these rules and reports its large exposures to the Swedish Financial Supervisory Authority on a quarterly basis.

In order to monitor large exposures, SEK has defined internal limits, which are as well as other limits monitored daily. The internal limits are approved by the Executive Committee’s Credit Committee or the Board’s Credit Committee.

Market risks

Market risk occurs when the terms of a contract are such that the size of the payments linked to the contract or the value of the contract vary due to a market variable, such as an interest rate or exchange rate. The resulting market risks are known as interest rate risk and currency risk, which are also the market risks to which SEK is primarily exposed.

Risk management

SEK’s management of market risks is regulated by steering documents established by the Board’s Finance Committee. These clearly define and circumscribe the net market risks to which SEK is permitted to be exposed. In addition to these steering documents, SEK has instructions defining methodology for the calculation of interest rate risk. The instructions are re-established yearly by the Asset and Liability Committee. The calculated market risks are reported regularly to the Asset and Liability Committee and the Board’s Finance Committee.

Measurement and reporting

The following describes how SEK internally measures and reports market risk. For the impact on results and other comprehensive income, see Note 27.

Risk neutrality for interest rate risk in debt-financed assets and debt excluding perpetual subordinated debt can only be achieved if the currency, interest rate terms and the overall maturity period for the liabilities all matches the corresponding assets. Conditions are different with regard to shareholders’ funds as interest rate terms cannot be matched. According to SEK’s approach, risk neutrality should be based around the aim of minimizing the impact of earnings and forming a link with the shareholder’s required return on equity. According to prevalent capital market theory, the required return on equity consists of two separate parts; the risk-free rate and a risk premium. If the required return on equity is to follow this theory, it means that the nominal rate of return will vary over time, depending on the current market conditions. In addition to this theory, SEK has taken as its starting point an assessment of the average maturity in the credits and has also taken reinvestment risk into consideration. On this basis, SEK has defined zero risk (so called zero-risk definition) in assets funded with shareholder’s funds as a maturity structure where 1/7(4) of the total

(4) As of 2012, the new return target will be based on 1/10 instead of 1/7.

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

Interest rate risk in debt-financed assets and debt excluding perpetual subordinated debt

Interest rate risk in debt-financed assets and debt excluding perpetual subordinated debt is measured as the highest of the risks calculated from a positive one-percentage-point parallel shift in the yield curve and the risk from a half-percentage-point rotation of the yield curve. Perpetual subordinated debt with related hedging transactions, as well as assets in which shareholders’ equity and untaxed reserves are invested, are excluded from these calculations. The limit for interest rate risk in debt-financed assets and debt excluding perpetual subordinated debt was Skr 70 million at the end of 2011 (year-end 2010: Skr 70 million). The risk amounted to Skr 37 million at the end of 2011 (year-end 2010: Skr 47 million).

Basis risk

The differences in the interest rate basis for different currencies lead to a risk in the case of surpluses or deficits in borrowings in relation to loans in individual currencies over a specific period. The basis risk is calculated (with the exception of surpluses in Skr, USD and EUR) as the change in present value due to changes in interest rate bases by a certain number of basis points (according to a standardized method). Surpluses in Skr, USD and EUR are excluded from the calculation of basis risk since the majority of SEK’s lending is made in these currencies. Surpluses in these currencies may fairly swiftly be used to finance lending, if desired. The limit for basis risk was Skr 190 million at the end of 2011 (year-end 2010: Skr 190 million). Total basis risk amounted to Skr 102 million at the end of 2011 (year-end 2010: Skr 91 million).

Interest rate risk in perpetual subordinated debt

The volume of perpetual subordinated debt at December 31, 2011 amounted to USD 350 million (year-end 2010: USD 350 million), corresponding to Skr 2,423 million (year-end 2010: Skr 2,381 million). The interest rate risk relating to this volume was hedged with interest rate swaps, with maturities between 2019 and 2034. The interest rate risk in perpetual subordinated debt is measured as the highest of the risks calculated from a positive one-percentage-point parallel shift in the yield curve and the risk from a half-percentage-point rotation of the yield curve. The maturity for perpetual subordinated debt has been approximated at 30 years. SEK thus measures an approximated interest rate risk related to perpetual subordinated debt. The interest rate risk in perpetual subordinated debt was Skr 280 million at the end of 2011 (year-end 2010: Skr 144 million). There is no specific limit for this risk.

Interest rate risk in assets corresponding to shareholders’ funds

In order to ensure a long-term stable return on equity, SEK’s policy is to invest shareholders’ funds in securities with medium-term maturities. At year-end 2011, the volume of securities for this purpose amounted to Skr 14.7 billion, with an average outstanding maturity of 3.0 years (year-end 2010: Skr 13.6 billion, with an average outstanding maturity of 3.4 years). The interest rate risk in assets corresponding to shareholders’ funds is calculated as a change in present value at a one-percentage-point parallel upward shift in the yield curve compared with a benchmark portfolio according to the zero-risk definition. According to this definition, which aims to reflect the risk taking into account the shareholder’s demand for long-term return on shareholders’ funds, the interest rate risk was Skr 45 million at the end of 2011 (year-end 2010: Skr 48 million).

Currency risk

The risk is calculated as a change in the value of foreign currency positions resulting from a 10-percentage-point change in the exchange rate for the respective currency and the Swedish krona. The limit for currency risks was Skr 15 million at the end of 2011 (year-end 2010: Skr 15 million). The currency risk amounted to Skr 4 million at the end of 2011 (year-end 2010: Skr 2 million).

Other price risk

Where SEK is responsible for the secondary market of bonds (distributed by SEK itself), the individual repurchases may be too small to be hedged due to practical reasons. SEK’s policy is for market risk due to such repurchases to be hedged as soon as market practice allows. This risk is undesirable, but it is a consequence of maintaining a liquid secondary market. SEK has adopted a conservative approach regarding the risk of these products and defines the market risk as the aggregate nominal value of the given repurchases. The limit for these products at the end of 2011 was Skr 2 million and the actual risk was 0.5 million.

Liquidity and funding risk

Liquidity and funding risk is defined as the risk of not being able to settle payment obligations immediately when due.

Events in 2011

In 2011 a number of the new regulations developed by regulators in 2010 became part of the regulations with which the company must now comply. These regulations mainly concern the management and reporting of liquidity risk. The company is considered to be well prepared for future changes in the regulatory environment.  SEK is prepared for additional new rules being implemented in the future and preparatory work for implementing these new rules is ongoing.

SEK has also further developed the company’s liquidity risk management in 2011. As a result of the new regulations that have come into force over the past year, both the management and reporting of liquidity risk have been reviewed and adapted in line with the new regulations. There has also been additional focus on the introduction of new quantitative requirements for liquidity risk, with an expected implementation date for the Liquidity Coverage Ratio (LCR) of January 1, 2013.

Risk management

The management of SEK’s liquidity and funding risk is regulated by steering documents established by the Board’s Finance Committee. SEK has a conservative policy for liquidity and funding risk. The policy requires that all credit commitments — outstanding credits as well as agreed but undisbursed credits — be funded throughout maturity. This policy means that no refinancing risk is allowed. This strategy also means that borrowed funds not yet used to finance credits need to be invested in securities, known as liquidity placements. Liquidity and funding risk are measured and reported regularly to the Asset and Liability Committee and the Board’s Finance Committee.

SEK’s conservative policy for liquidity and funding risk is measured and reported on the basis of various forecasts regarding the development of available funds in comparison with all credit commitments — outstanding credits as well as agreed but undisbursed credits. Available funds are defined as shareholder’s funds, borrowing and credit facilities with the Swedish National Debt Office. Excess funds, i.e. the portion of available funds not already used to finance loans, must be invested in assets with good credit quality. See the Liquidity placements section for further details. The credit facility with the Swedish National Debt Office amounted to 100 billion, (year-end 2010: Skr 100 billion) is valid through to December 31, 2012 and distributed as follows: 80 percent may be used for funding lending within the S-system and 20 percent may be used for funding lending in SEK. See the chart “Development over time of SEK’s available funds.” Part of SEK’s structured long-term borrowing includes early redemption clauses that will be triggered if certain market conditions are met. Thus, the actual maturity for such contracts is associated with uncertainty. In the chart “Development over time of SEK’s available funds,” such borrowing has been assumed to be due at the first possible redemption opportunity. This assumption is an expression of the precautionary principle that the company applies concerning liquidity and funding management. In addition, SEK also carries out various sensitivity analyses with regard to such instruments, in which different market conditions are simulated.

Development over time of SEK’s available funds

Borrowing, credit facility with Swedish National Debt Office, shareholder’s funds and lending, as of December 31, 2011.

Funding

SEK’s funding strategy is defined in the steering document Financing Strategy, which is established by the Board’s Finance Committee. The Financing Strategy, among other things, aims to ensure that SEK’s funding is well-diversified with regard to markets, investors, counterparties and currencies.

Short-term funding

For the purpose of ensuring access to funding, SEK has several revolving funding programs for maturities of less than one year. These include a US Commercial Paper program (UCP) and a European Commercial Paper program (ECP), with the latter allowing borrowing in multiple currencies. The table “Short-term funding programs” illustrates these funding sources. The total volume of short-term programs was USD 7.0 billion, of which USD 0.0 billion had been utilized as of December 31, 2011 (year-end 2010: total volume of USD 7.0 billion, USD 0.0 billion utilized). SEK also has swing lines that function as back-up facilities for the commercial paper programs.

Short-term funding programs

Program type	UCP	ECP
Currency	USD	Multi currencies
Number of dealers	4	4
Dealer of the day facility	No	Yes
Program size	USD 3,000 mil.	USD 4,000 mil.
Usage as of Dec. 31, 2011	USD 0 mil.	USD 0 mil.
Usage as of Dec. 31, 2010	USD 0 mil.	USD 0 mil.
Maturity	Maximum 270 days	Maximum 364 days

Long-term funding

To secure access to large volumes of funding, and to ensure that insufficient liquidity among individual funding sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. In addition, SEK carries out issues in many different geographic markets. The following charts illustrate some of the aspects of the diversification of SEK’s funding. Figures in the first chart are not comparable to amounts shown on page F-46 under Note 18 since (i) the definition of structure types, that are in accordance with internal reporting, are different from the definition applied in Note 18 and (ii) the chart displays nominal amounts and not book values. SEK’s long-term funding issued during 2011 amounted to Skr 47.7 billion (2010: Skr 76.6 billion).

Total Long-term funding by structure type

Total Long-term funding by currency

Long-term funding in 2011 by market

Liquidity placements

To meet the financing requirements for long-term lending, borrowed funds not yet used to finance credits need to be invested in securities, known as liquidity placements. These placements are subject to regulations specified in the Liquidity Strategy established by the Board’s Finance Committee. The size of SEK’s liquidity placements depends on a number of factors. SEK’s Finance Policy stipulates that all SEK’s credit commitments — outstanding credits as well as agreed but undisbursed credits — must be funded through maturity. One of the largest contributing factors to the size of liquidity placements is the amount of agreed but undisbursed credits. At the end of 2011, agreed but undisbursed credits amounted to 29.5 percent of total liquidity placements (year-end 2010: 32.8 percent). As part of its liquidity placements, SEK also requires a buffer to ensure that SEK can fulfill payments related to collateral agreements that the company has with its derivative counterparties in order to reciprocally manage counterparty risk in derivative transactions. In addition, the liquidity placements also ensures that SEK maintains readiness to meet its assessed new lending requirements, enabling SEK to continue for a certain period to grant new credits to the normal extent, even if funding markets were entirely or party closed. The maturity profile of the liquidity placements must reflect the net maturity of funding and lending. Investments must be made in assets of good credit quality. When making such investments, the liquidity of the investment under normal market conditions should be taken into account. The currency should also be in accordance with established guidelines. Furthermore, the duration of the assets must be in accordance with defined guidelines. SEK assesses that the assets will be held to maturity, according to plan. The volume of the liquidity placements amounted to Skr 84.9 billion at the end of 2011 (year-end 2010: Skr 116.6 billion). The decrease in volume of SEK’s liquidity placements is primarily due to a lower volume of agreed but undisbursed credit commitments. The decrease in volume is also a result of, and in line with, a strategic decision to reduce the volume of liquidity placements by not refinancing all maturing debt — hence, reducing the expected timeframe the company can continue to grant new loans to the usual extent even if the funding markets are completely closed. The following charts provide a breakdown of the liquidity placements by exposure type, maturity and rating as of December 31, 2011. The remaining maturity in the liquidity investments decreased further in 2011. Furthermore, credit quality declined slightly in 2011 owing mainly to the build-up of the liquidity investments, which mainly consists of financials that in general have had their credit ratings downgraded during 2011.

Liquidity by type of exposure

Liquidity placements by Remaining maturity (“M”)

Liquidity placements by rating

SEK and the new liquidity regulations under Basel III

During 2011, SEK continued preparing for future regulations in the field of liquidity. The focus has mainly been on studying the effects and preparing for the two new quantitative measures proposed by the Basel Committee on Banking Supervision, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).

Liquidity Coverage Ratio

The liquidity ratio LCR requires banks to maintain high quality liquid assets sufficient enough to cover net cumulative cash outflows at a stressed scenario during a 30-day period. In accordance with the new liquidity risk reporting framework in Sweden, the quantitative liquidity risk measure, LCR, is reported monthly to the regulatory authority. In addition, the regulatory authority in Sweden has declared its intention to make LCR binding as of January 2013, two years ahead of the timetable proposed by the Basel Committee.

As of the end of 2011, SEK does not report an LCR ratio above the, according to the regulations, proposed level of 100 percent. The reason why SEK does not currently meet the ratio is as follows: SEK’s liquidity strategy states that at times when the financial markets are considered turbulent, a larger portion of liquid funds is invested via O/N placements (depos) in banks. By doing so, the company ensures that it has access to a large amount of funds the following day. In LCR, this strategy is not considered sufficiently robust. SEK has made the decision to stick with its present liquidity strategy, which was tested and proved to work in the 2008 financial crisis, even though this means reporting a lower LCR. However, since SEK holds a large amount of liquid funds in O/N placements, the outcome of the ratio can be adjusted to meet the required level of 100 percent in only a matter of hours by investing these funds in highly liquid assets. Should the regulatory authority come to another conclusion regarding SEK’s current liquidity strategy, the company will listen to its opinion and adjust the level of the ratio before the end of 2012. Furthermore, once the LCR ratio becomes binding, SEK will increase the amount invested in these highly liquid assets, thus increasing the ratio to above the required 100 percent.

Net Stable Funding Ratio

As described above, SEK has a conservative policy for liquidity and funding risk. The policy requires that all credit commitments — outstanding credits as well as agreed but undisbursed credits — are financed through maturity. As a result, the company does not have to change its present funding structure in order to adjust to the long-term, structural, quantitative liquidity risk measure NSFR. The aim of NSFR is for banks to finance illiquid assets with long-term stable funding. This liquidity risk measure confirms SEK’s conservative policy, which has been used for a long time. This means that SEK is already able to report a ratio above the required level of 100 percent for NSFR. However, it is important to point out that there is still some uncertainty about when this ratio will be binding, as well as about what the final version of the ratio will look like. SEK will continue to follow developments and evaluate any changes and their consequences for SEK’s current business model.

Contingency plan

SEK has a contingency funding plan for the management of liquidity crises. The plan describes what constitutes a liquidity crisis according to SEK and what measures SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making organization during a liquidity crisis. An internal and external communication plan is also included. The contingency funding plan design and procedures are closely integrated with the results of the scenario analysis and assumptions used in stress tests.

Scenario analyses

SEK regularly performs scenario analyses with the aim of increasing its preparedness and of ensuring that the company can cope with situations such as the partial or complete cessation of various funding sources. The scenarios cover company-specific and market-related problems, both individually and in combination. The outcome of the scenarios are in line with SEK’s Finance Policy, in which SEK should have a cash surplus to ensure financing of payments in the form of agreed but undisbursed credits. The cash surplus should also serve as a buffer for payments under collateral agreements as well as to ensure readiness for a potential increase in demand for lending.

The chart below shows the development of accumulated cash flows for a stressed market scenario. Assumptions for this scenario include, but are not limited to, the following: not all funding that matures can be refinanced; cash needs to be paid out under collateral agreements; and SEK meets all credit commitments — outstanding credits as well as agreed but undisbursed credits. In addition to the above, SEK also continues to grant new credits in accordance with the business plan. Account is also taken of the fact that a part of SEK’s liquidity reserve can be quickly converted into liquid funds. In addition to this, SEK holds a significant amount of assets that are eligible to be held as collateral at central banks. These have not been utilized in the stressed scenario below. Instead, they serve as an additional reserve in case market conditions should become even more disadvantageous than anticipated. This extra reserve would be used to offset the potential small deficit in accumulated cash flows under the stressed scenario.

Market stress scenario

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate internal processes, human error, faulty systems or from external events. This definition also includes legal risk.

Events in 2011

Up until the second quarter of 2011, the company applied the Basic Indicator Approach for calculating capital requirement for operational risk according to Pillar 1. Since the third quarter of 2011 the company has applied the Standardized -Approach.

SEK works proactively and continuously to prevent incidents and to plan for the handling of major incidents and crisis. As a part of this work, the company’s crisis management group practiced the management of various crisis scenarios. In addition, the most critical functions conducted a business continuity exercise to ensure the company is prepared in the event of a crisis.

Risk management

In order to support risk management, the company works in accordance with the framework that has been further developed in 2011. SEK’s framework for managing operational risk is based on the company’s risk appetite and risk management objectives. The risk appetite specifies the direction and framework for the management of risk, which is set out in the management of the business by the policy for operational risk, instructions, manuals and the corporate culture of the company. These steering documents describe the risk management process and define which activities and operations are included in the process and how they should be performed. The steering documents also indicate how responsibility is structured for the execution and monitoring of and compliance with risk management. The policy is issued by the Board and the instructions are issued by the President.

Risk management process

SEK identifies, assesses, manages and reports operational risks in accordance with a risk management process consisting of 6 main stages. (1) Risk identification: Events that could jeopardize the company’s objectives at the overall or individual level should constantly be identified at a specified regular interval. Identification should be performed (i) constantly in the operational work, (ii) upon the introduction of new or amended products, services or IT systems, (iii) in connection with incidents that occur, and (iv) by means of an annual risk analysis of all functions and processes within the company. (2) Risk assessment: The identified risks are then assessed. Assessment is performed based on seriousness of the consequences of such risks’ for the company if they were to occur and the probability of such risk occurring. Assessment is based on SEK’s appetite for operational risk. (3) Decision: Once risks have been identified and assessed, a decision is taken as to how the risks should be handled “on the basis of” the risk assessment. The company has observed three main options; (i) to eliminate, (ii) to reduce or, (iii) to accept the risk. Based on the overall risk appetite and taking account of the assessment of a particular risk, the company has clarified those risks that are within the risk appetite and acceptable and those risks that are not within the risk appetite and must be eliminated or reduced. (4) Implementation: The decision regarding the management of risk exposures should be implemented which means that (i) the measures adopted to reduce risk exposures are developed and implemented, (ii) incidents are analyzed, reported and rectified, and that (iii) continuity for mission-critical processes and systems is planned, documented, practiced and taught. (5) Monitoring: Analysis and monitoring should be performed to (i) capture changes in the risk profile/risk exposure over time, (ii) to ensure that existing measures and preventive controls are effective, (iii) to ensure that the level of risk is within the risk appetite and (iv) that the size of capital is adequate. The effectiveness of the Risk Framework should be reviewed annually. (6) Reporting and feedback: Reporting is based on the reports sent from the first line of defense, risk owners, to Risk Control. Risk Control analyzes compiles and forwards the reports to certain decision-makers in the company, including the Internal Control Committee, and to the Board. There is also an order established for providing feedback from the decision-making bodies to those people who perform the risk management.

Internal capital adequacy assessment

Under Basel II Pillar 2, companies are responsible for designing their own internal capital adequacy assessment processes (ICAAP). This requires institutions to identify their risks and assess their risk management in an extensive and comprehensive manner and, based on this, to assess their capital needs. They must also communicate their analyses and conclusions to the Swedish Financial Supervisory Authority. The ICAAP must be documented and disclosed throughout the company. As part of its strategic planning process, SEK’s Board and executive management establish the company’s risk appetite and clear objectives with regard to the capital structure. An important part of the company’s capital planning is the performance of a scenario analysis. A scenario analysis provides a summary of how capital needs would be affected by unfavorable developments in the business environment. Among other things, the effects of the current market uncertainty and the ongoing European sovereign debt crisis are observed and analyzed. SEK’s sovereign exposures are small in relation to the total balance sheet and SEK is essentially not exposed to market valuation effects related to credit risk. SEK’s sovereign exposures to European countries are shown in Note 27, see tables under “Credit exposures to European countries, by exposure class and risk mitigation method”. SEK’s capital adequacy assessment process also includes an evaluation of the impact on SEK due to the envisaged Basel III rules. The evaluation shows that SEK will be able to meet the Basel III rules at the time they come into force.

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

In addition, it is considered important to be able to break the difference down according to the various individual factors. Although the (net) difference may be small, the analysis shows that the difference between the approaches under Pillar 1 and Pillar 2, respectively, for individual factors may have a large impact on the quantification of risk. Factors that increase the capital requirement in the overall internal assessment include the company’s view on the loss proportion in the event of default (LGD), which is more conservative than the Basel formula. Another factor that increases the need for capital consists in the company, under Pillar 2, taking into account concentration risks caused by (i) name concentration and (ii) high correlations between counterparties in the portfolio due to domicile and sector. The regulations also permit certain types of exposure to be exempted from capital requirements under Pillar 1. However, it is SEK’s assessment that there is also a capital requirement for such exposures. The regulations do not — under Pillar 1 — take into account the risk reduction resulting from a very short maturity. The company’s model for the calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the company is not permitted to benefit under Pillar 1, is the full effect of risk reduction through the use of guarantees and credit derivatives (i.e., combined risks, or “double default”), as well as collateral agreements with issuers of credit derivatives. Overall, with regard to credit risk, concentration risk, caused by high correlations between counterparties, comprises the single largest contribution to risk in the company’s comparative analysis.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Peter Yngwe
Peter Yngwe, President

Stockholm, Sweden

March 19, 2012

EXHIBIT INDEX

1.1                 Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2010 filed by the Company on March 25, 2011 and incorporated herein by reference).

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

2.4                   Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report of Foreign Issuer on Form 6-K dated October 23, 2008 (No. 001-08382) and incorporated herein by reference).

2.5                   Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333- 156118) dated December 15, 2008).

2.6                   Fiscal Agency Agreement dated April 8, 2011 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7                 Deed of Covenant dated April 8, 2011 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.8                 Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment  (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 (No. 001-8382)).

2.9                   English-language summary of the Terms and Conditions dated 22 February 2012 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Swedish MTN Programme (filed herewith).

2.10           ASX Austraclear Registry and IPA Services Agreement dated 14 October 2009 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010).

2.11            Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010

7.1                 Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

7.2                  List of Subsidiaries (filed herewith).

12.1          Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934(filed herewith).

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