Form 20-F
period 2012-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2013-02-28
CIK 352960

As filed with the Securities and Exchange Commission on February 27, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the securities Exchange Act of 1934

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (the “ Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly-owned subsidiaries AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries” and together with the Parent Company, “SEK”, the “Consolidated Group” or the “Group”). In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2011: Skr 10 million)” means that the relevant figure for 2011, or at December 31, 2011, as the context requires, was Skr 10 million.

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

Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SEK undertakes no obligation to update any forward-looking statement in light of new information or future events, although SEK intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond SEK’s control. Readers are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

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

•                          Adverse developments in emerging market countries; and

Natural disasters, political unrest or other events beyond our control.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated statement of comprehensive income data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and the consolidated statement of financial position data as of December 31, 2012, 2011, 2010, 2009 and 2008 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).  The IFRS standards applied by SEK are all endorsed by the European Union.

While complying with IFRS, SEK also complies with additional requirements of the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the Recommendation RFR1.Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2008:25).

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2012	2011	2010	2009	2008
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

Net interest revenues	1,879.9	1,870.8	1,898.5	1,994.3	1,543.3
Operating income	1,392.3	2,500.4	4,395.9	3,097.2	1,099.5
Operating profit (A)	824.4	1,889.1	3,939.7	2,368.6	185.2
Net profit (after taxes)	708.8	1,399.5	2,891.7	1,727.3	143.9
Dividend per share (Skr) (C)	53.29	105.26	75.44	129.83	—
Total comprehensive income	864.1	1,699.3	1,521.7	3,060.9	343.6
Ratios of earnings to fixed charges (B)	1.10	1.23	1.38	1.21	1.02

(A)                    Operating profit equals operating income minus personnel expenses, other expenses, depreciation and amortization of non-financial assets and net credit losses. See the Consolidated Statement of Comprehensive Income on page F-2.

(B)                    For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of SEK’s interest expenses, including borrowing costs. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

(C)                    The dividend for the year ended December 31, 2012 is that to be proposed to the Annual General Meeting to be held in April 2013, and is subject to approval at that meeting. For the year 2010, an additional special dividend of Skr 1,890.0 million was also paid, due to the gain realized from the sale of Swedbank shares. This special dividend is not reflected in the table above.

	December 31,
(In Skr mn, unless otherwise stated)	2012	2011	2010	2009	2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Total loans outstanding (D)	192,907.2	195,599.9	179,656.4	185,832.4	158,678.0
Total assets	313,135.6	319,701.9	339,687.6	371,588.0	370,014.2
Total debt	275,650.0	276,419.8	303,261.9	327,938.0	312,791.0
of which subordinated	3,012.7	3,174.4	2,590.3	3,142.8	3,323.5
Equity	14,412.2	13,968.1	12,569.8	13,455.2	10,394.3
of which share capital	3,990.0	3,990.0	3,990.0	3,990.0	3,990.0
Number of shares	3,990,000.0	3,990,000.0	3,990,000.0	3,990,000.0	3,990,000.0
Total liabilities and equity	313,135.6	319,701.9	339,687.6	371,588.0	370,014.2

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

Calendar Year	High	Low	Average (A)	Period End
2012	7.2850	6.5005	6.7747	6.5156
2011	6.9759	6.0050	6.4941	6.9234
2010	8.0593	6.5145	7.2053	6.7571
2009	9.2863	6.7908	7.6028	7.1532
2008	8.4858	5.8346	6.6424	7.8770

(A) The average of the exchange rates on the last day of each month during the period.

Calendar Month 2012	High	Low
September	6.7539	6.5284
October	6.7242	6.5508
November	6.7878	6.6256
December	6.6900	6.5005

Calendar Month 2013	High	Low
January	6.5663	6.3600
February 1st until February 22nd	6.4384	6.2940

The noon buying rate on February, 22, 2013 was $1.00 = Skr 6.4384

No representation is made that Swedish krona amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

C                   Risk factors

Disruptions in the financial markets or economic recessions may have an adverse effect on SEK’s ability to repay its debt.

SEK’s financial performance, as represented in its statement of financial position and of comprehensive income, may be adversely affected by a number of factors, many of which are outside the Group’s control. Recent disruptions in the international financial markets and the recent worldwide recession had direct and indirect effects on SEK’s profitability, asset quality, and its ability to finance its operations.  Future such disruptions or global recessions may reduce the Group’s ability to repay its debt.

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

SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recessions may further negatively affect the credit quality of borrowers and other risk counterparties, which may cause credit losses or affect the value of assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices creating a greater likelihood that an increased number of SEK’s customers or counterparties could require less credit or become delinquent in their loans or other obligations to SEK. SEK has, in the recent past, been forced to write down the value of some of its assets as a result of disruptions in the financial markets, and SEK may be forced to do so again in future periods. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Risk related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in errors, affect operating results and cause investors to lose confidence in our reported results.

External reporting of financial and non-financial data is reliant on the Group’s internal control over financial reporting including the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation. For additional information on SEK’s internal control over financial reporting see Item 15.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. Continuing market turmoil and ongoing recessions in certain major countries have made it very difficult for many issuers to obtain financing, especially with longer maturities. Continued market disruptions may make such funding more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations. In addition, in the wake of the financial disruptions from 2008 and onwards, there have been recent proposals of new stricter regulations under the Basel regime with regard to capital adequacy and liquidity coverage. These stricter regulations (some of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to have a larger capital base in relation to their risk-weighted assets as well as have better matched funding in relation to their obligations. Furthermore, tighter rules on which assets that can be defined as liquidity reserves as well as stricter requirements on clearing of derivatives are important parts of the regulations. Compliance with such new rules may increase the costs of funding for all financial institutions, including SEK.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Credit rating agencies are also increasing their scrutiny of all issuers, particularly financial institutions. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short- and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. In particular, the public policy role of SEK and corresponding level of government support might receive greater scrutiny from the rating agencies in the near future, as similar institutions within the Nordic region have recently experienced dramatic changes in their government’s definition of their public policy role. Notwithstanding regular confirmation from SEK’s owner (the Swedish State) of its continued support for SEK’s current public policy role, the risk that this view could change in the future cannot be entirely discounted. Deterioration in any one of these factors or in any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets have during certain periods made it difficult to value certain of SEK’s assets and liabilities. For example, SEK is exposed to changes in fair value due to changes in credit spreads on its own debt and due to changes in currency basis spread, which it has not hedged, and such changes in fair value can have a negative impact on SEK’s results as reported under IFRS. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

SEK’s hedging strategies may not prevent losses.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks. If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, impairing its ability to timely repay or refinance its debts. In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions may put strain on the availability and effectiveness of hedging instruments or strategies and could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Group is subject to exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value in Swedish currency of the Group’s foreign-currency obligations. The values of a majority of the items presented in the statement of financial position are subject to fluctuations as a result of changes in the exchange rate between the Swedish Krona and other currencies, such as the U.S. dollar/Swedish krona and the euro/Swedish krona exchange rates. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations. As part of its ordinary business activities, SEK has a material amount of euro-denominated assets reported in its statement of financial position as well as euro-denominated debt. Because of uncertainty surrounding the capacity of Eurozone countries’ ability to handle the financial problems many of these countries are experiencing, the euro may fluctuate against the Swedish krona or any other currency in which SEK has assets or liabilities. SEK might therefore be harmed by such fluctuations in exchange rates.

Increasing competition may adversely affect SEK’s income and business.

Competition in the Group’s business is based on service, product innovation, product features, price, commission structures, financial strength and name recognition. The Group competes with a large number of other credit institutions, including domestic and foreign banks, as well as with the direct or indirect financing programs of exporters themselves. Some of these institutions offer a broader array of products or have more competitive pricing or greater financial resources with which to compete than SEK. Increasing competition may have significant negative effects on the Group’s financial performance if the Group is unable to match the products and services of its competitors or has to lower its prices or rates in order to compete for customer business, investments or financing. Such changes could have material adverse effects on SEK’s business and its ability to repay its debts.

SEK is exposed to significant operational risk.

Broadly, operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. SEK’s businesses are dependent on our ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance and/or ability to repay debts. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

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

SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which SEK operates. Financial regulators around the world have responded to the recent crisis by proposing significant changes to the regulatory regime applicable to financial service companies such as ours. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden) could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay its debts. As previously discussed, there have been recent proposals of new, stricter regulations under the Basel-regime with regard to capital adequacy and liquidity coverage, some of which have already came into effect. These stricter regulations, in general, will mean that financial institutions will be required to have a larger capital base in relation to their risk-weighted assets as well as to have better matched funding in relation to their obligations. In addition, European Market Infrastructure Regulation (“EMIR”) and the Dodd-Frank Act will impose mandatory central clearing of derivatives for financial institutions and some non-financial institutions. The need to comply with the new regulations may detrimentally affect SEK’s business by increasing costs and limiting the volume and type of liquid assets SEK could invest in, thereby putting restraints on SEK’s ability to provide long term financing to its customers. New regulations may also put restraints on the way SEK can conduct its business with regard to derivatives, if those derivatives are not cleared through a central clearing house. Other pending regulations that could also have a negative impact on SEK include IFRS 9, which will come into force in 2015 and replace IAS 39 with regard to accounting rules for financial instruments. The implementation of IFRS 9 may lead to higher costs for SEK, as well as increasing SEK’s cost of funding.

Developments in emerging market countries may adversely affect the Group’s business.

The Group operates in a number of emerging markets and its exposure to such markets has increased in recent years, as the number and importance of investment and trade links between Sweden and emerging markets has increased. Economic and political developments in emerging markets, including economic crises or political instability, may have material adverse effects on the Group’s business prospects, results of operations and/or ability to repay its debts.

Natural disasters, social and political unrest and other factors beyond SEK’s control may disrupt financial markets and economic conditions in markets that SEK relies on.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although this has not been the case to date, natural disasters, such as the 2011 earthquake and tsunami in Japan, and/or social and political unrest, such as that seen in a number of Eurozone countries in recent years, may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase.

The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work of auditors working in Sweden, including our auditor.

Because we are a foreign private issuer our external auditor is required to undergo regular PCAOB inspections to assess compliance with U.S. law and professional standards in connection with its audit of our financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in Sweden.  As a result, although our external auditor is subject to review by the Swedish audit supervisory authority, investors who rely on our auditor’s audit reports are deprived of the benefits of PCAOB inspections of our auditor. We cannot completely exclude the possibility that PCAOB inspections may strengthen adherence to professional standards and/or detect failures to do so.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A                   History and Development

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) is a “public company” under the Swedish Companies Act. It is wholly owned by the Swedish State through the Ministry of Finance (“Sweden” or the “State”).

The Parent Company was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a need for long-term credit for both exporters and their foreign customers. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and, in connection therewith, to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial terms. The duration of the Parent Company is indefinite.

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Klarabergsviadukten 61-63, Stockholm, Sweden; and the Parent Company’s  telephone number is  +46-8-613-83-00.  The Parent Company’s authorized representative in the United States is the Swedish Trade Council; the Trade Council’s contact information is as follows:

Swedish Trade Council

The News Building

220 E. 42nd Street

Suite 409A

New York, NY 10017

Tel. No.: (212) 507-9001

B                   Business Overview

SEK provides financial solutions for the Swedish export industry with the aim of promoting the development and international competitiveness of Swedish industry and trade. Its business activities are focused on lending to Swedish exporters and their customers through corporate lending, export lending, structured financing, project financing, trade financing and leasing. In addition, SEK offers financial advisory services. SEK offers its financial solutions to corporations and financial institutions as well as domestic and international investors. SEK extends  loans on commercial terms at prevailing fixed or floating market interest rates  in “SEK exclusive of the S-system”, as well as loans on State-supported terms at fixed interest rates  that may be lower than prevailing fixed market rates in the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK in return for compensation.

SEK’s mission has developed over the years since SEK began its operations in 1962. From its roots in export credits, SEK’s product range has expanded to more broadly promote the development of Swedish commerce and industry and particularly the Swedish export industry. However, SEK is still a niche operator in the financial market. SEK works mainly with lending and as a result SEK acts as a complement to banks which are active in Sweden. SEK’s unique position means that SEK works cooperatively with banks and other financial institutions. Over the years, SEK has been active in the creation of new financial solutions. SEK’s niche specialization in long-term export-related financing, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments.

SEK has sought to broaden both its range of services and its customer base in previous years in response to changes in demand and new market opportunities. However, since the financial crisis that began in 2008, SEK has concentrated its efforts on its core customers; companies involved in the Swedish export industry. Since 2010, SEK has carried out extensive work to define and clarify its role and position in order to meet future challenges.

SEK believes that its relationships with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers’ requirements. This network of relationships enables SEK to participate in co-financing arrangements, as well as in benchmarking and cooperation in areas such as risk management and business systems.

SEK’s new lending to Swedish exporters and their customers increased in 2012 compared to 2011 and 2010. It was primarily within end-customer financing that demand was high, due in part to some banks’ decreased willingness to provide long-term lending and the fact that many buyers of Swedish exports now require long-term financing. The trend is toward larger, more technically difficult and complex transactions carried out in cooperation with banks. SEK’s direct financing to exporters during the year was affected as larger companies had good access to the capital markets. However, demand for loans in local currencies has been high, and a larger proportion of SEK’s lending is denominated in local currencies. During recent years, Swedish export companies were better able to fund themselves directly through the capital markets and that fact, together with strong performance in the export industry, resulted in a decline in demand for direct financing. Meanwhile emerging economies, especially Asian markets, are continuing their strong development, with increasing purchasing power and increasingly modern and developed infrastructure. The Swedish export industry is largely focused on infrastructure, telecommunications, energy supply, transport and environmental technology — all areas that are enjoying strong demand in emerging economies.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. In 2010, the parliament also has authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr

250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). In January 2011 and 2012, both the loan facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. In December 2012, the government decided to further extend the ability to purchase state guarantees and the loan facility during 2013 up to a maximum amount of Skr 100 billion. Of the total amount agreed, Skr 80 billion are intended for state supported loans (CIRR) and Skr 20 billion for commercial export financing.  SEK has not to date experienced a need to draw funding under the loan facility or to purchase any of the Swedish government guarantees.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was placed with a number of Swedish and international institutional investors. SEK had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million, resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010 and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish State, on December 15, 2010. On March 14, 2012, arbitration proceedings arising out of the sale brought by Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), the results of which cannot be appealed, were concluded in SEK’s favor. SFAB has also been ordered to reimburse SEK for the expenses SEK incurred during the arbitration proceedings.

On April 13, 2011, SEK sold all of the shares in its wholly owned subsidiary AB SEKTIONEN to a company in the LMK Industri AB Group. The sale generated a positive result of Skr 105.1 million for SEK, which was reported as other operating income. See Note 7 to the Consolidated Financial Statements. AB SEKTIONEN’s principal asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to the new, rented premises it currently occupies. AB SEKTIONEN’s only operating business before the sale was to rent its building to SEK.

The Board of Directors has resolved to propose at the Annual General Meeting that a total dividend of Skr 212.6 million (2011: Skr 420.0 million) be paid in accordance with company’s dividend policy.

SEK has not made any material capital expenditures, nor engaged in any other material divestitures or acquisitions (including interests in other companies) during the three financial years preceding the date of this report.

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

The following table summarizes SEK’s loans outstanding, including the S-system and debt outstanding at December 31, 2012 and 2011:

	At December 31,
Skr mn	2012	2011
Total loans outstanding(A)	192,907	195,600
Total debt outstanding (B)	275,650	276,420

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

(B) Includes subordinated debt of Skr 3,012.7 million and Skr 3,174.4 million as of December 31, 2012 and 2011 respectively.

Lending Operations - General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2012:

	Year ending December 31,
Skr mn	2012	2011
Offers of long-term loans accepted	56,235	51,249
Total loan disbursements	-50,371	-57,673
Total loan repayments	48,843	41,113
Total net increase/ (decrease) in loans outstanding	-2,693	15,944
Loans outstanding	192,907	195,600
Loan commitments outstanding but undisbursed(A)	25,915	25,072

(A)      If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the commercial and financial institutions’ need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of disbursements of loans as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans” and amounted on December 31, 2012 and 2011 to Skr 25,915.1 million and Skr 25,071.8 million, respectively. See the Consolidated Statement of Financial Position in the Consolidated Financial Statements.

Total loans outstanding by type of loan:

Skr mn	2012	2011	2010	2009	2008
Total lending for export of durable products	105,145	102,566	80,050	68,120	64,937
Other lending related to export	72,601	71,729	76,809	90,802	65,988
Lending related to infrastructure	15,161	21,305	22,797	26,910	27,753
Total	192,907	195,600	179,656	185,832	158,678

Most of the loans granted by SEK are granted to purchasers of Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are in Western Europe. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its counterparty risk exposure policy, SEK is selective in accepting any type of risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties from which SEK accepts counterparty risk exposure.  For additional information on SEK’s approach to risk, see Note 28 and Note 31 to the Consolidated Financial Statements.

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government agencies, such as the Exportkreditnämnden (“EKN”) (Sweden’s Export Credit Guarantee Board), the Export Import Bank of the United States (“USEXIM”), the Exports Credits Guarantee Department of the United Kingdom (“ECGD”), the Compagnie Financière pour la Commerce Extérieure (“Coface”) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor according to SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. As of December 31, 2012, government export credit agencies guaranteed a total of Skr 159.4 billion, or 46.0 percent, of SEK’s total credit exposures (year-end 2011: Skr 123.1 billion, or 39.3 percent). Skr 116.3 billion covered corporate exposures, Skr 4.7 billion covered exposures to financial institutions, Skr 0.5 billion covered regional government exposures and Skr 37.9 billion covered government exposures (year-end 2011: Skr 110.0 billion, Skr 5.3 billion, Skr 0.0 billion and Skr 7.8 billion, respectively). The increase in government export credit agencies covering exposures to sovereign counterparties is due to SEK switching in 2012 to a revised method for providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments and in SEK’s total net exposures.

The following tables show SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) at December 31, 2012 and 2011.

Gross exposure by region and exposure class, as of December 31, 2012

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.9	6.9	—	—	30.2	3.9	0.8	0.0	42.7
Government export credit agencies	—	—	—	—	—	—	0.0	2.9	2.9
Regional governments	—	—	—	—	—	9.9	1.5	4.9	16.3
Multilateral development banks	—	0.0	—	—	—	—	—	0.0	0.0
Financial institutions	0.5	0.9	9.1	8.8	—	18.6	10.1	22.6	70.6
Corporates	1.5	42.4	24.1	0.6	7.6	71.1	13.4	43.4	204.1
Securitization positions	—	—	2.6	2.5	—	—	—	4.9	10.0
Total	2.9	50.2	35.8	11.9	37.8	103.5	25.8	78.7	346.6

Gross exposure by region and exposure class, as of December 31, 2011

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0	7.6	—	—	0.2	3.3	2.5	1.8	15.4
Government export credit agencies	0.7	—	—	—	—	—	0.0	—	0.7
Regional governments	—	—	—	—	—	9.7	1.3	—	11.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.6	1.2	6.7	4.4	—	22.0	10.6	30.3	75.8
Corporates	2.0	34.8	18.6	0.8	3.9	71.1	17.1	46.3	194.6
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	3.3	43.6	28.7	8.8	4.1	106.1	31.5	87.5	313.6

Net exposure by region and exposure class, as of December 31, 2012

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	—	—	—	—	4.2	2.0	3.6	9.8
Government export credit agencies	—	0.6	5.3	—	—	140.3	1.9	13.9	162.0
Regional governments	—	—	—	—	—	17.5	1.7	4.4	23.6
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	1.0	11.9	8.8	—	13.6	13.6	28.3	77.2
Corporates	0.3	3.7	3.1	0.1	2.3	40.6	6.2	7.3	63.6
Securitization positions	—	0.0	2.6	2.5	—	—	0.0	4.9	10.0
Total	0.3	5.3	22.9	11.4	2.3	216.2	25.4	62.8	346.6

Net exposure by region and exposure class, as of December 31, 2011

Skr billion	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	0.7	—	—	—	3.9	2.5	5.9	13.0
Government export credit agencies	—	—	6.4	—	—	99.2	2.4	15.1	123.1
Regional governments	—	—	—	—	—	17.5	1.6	—	19.1
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	0.8	9.7	4.4	—	19.1	13.3	39.2	86.5
Corporates	—	1.6	0.5	—	0.2	39.1	9.0	5.0	55.4
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	—	3.1	20.0	8.0	0.2	178.8	28.8	74.7	313.6

SEK has no exposure to subprime, Alt-A, negative amortizing or other loans it would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as a troubled debt, other than the very limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

Provisions for incurred impairment losses are made if and when SEK determines that it is probable that the obligor under a loan, or another financial asset held, and any existing guarantee or collateral, will fail to cover SEK’s full claim. Such determinations are made for each individual loan or asset. Objective evidence consists of significant financial difficulties affecting the issuer or debtor, outstanding or delayed payments or other observable factors, which suggest a measurable decrease in expected future cash flows. If there is objective evidence that an impairment loss on loans or other financial assets has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit and loss.

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

The following tables show SEK’s net credit losses and changes in reserves of financial assets, respectively, for the periods indicated.

Net credit losses

	For the Year Ended December 31,
Skr mn	2012	2011	2010	2009	2008
Net credit losses	-71.7	-125.1	-119.7	-436.0	-561.8
Reversal of previous write-downs	34.6	10.0	126.9	153.0	4.8
Net impairments and reversals	-37.1	-115.1	7.2	-283.0	-557.0
Recovered credit losses	13.7	4.2	1.0	36.7	4.7
Net credit losses	-23.4	-110.9	8.2	-246.3	-552.3
of which related to loans(1)	-48.7	-78.4	92.8	56.7	-387.9
related to liquidity placements(1)	25.3	-32.5	-84.6	-303.0	-164.4

(1)For the definition of loans and liquidity placements, see Note 11 to the Consolidated Financial Statements.

Changes in reserves of financial assets:

	For the Year Ended December 31,
Skr mn	2012	2011	2010	2009	2008
Balance brought forward	-683.7	-568.6	-939.9	-1,028.5	—
Carrying value at acquisition	—	—	—	—	-472.1
Impaired financial assets sold	—	—	364.1	371.6	0.6
Net impairments and reversals	-37.1	-115.1	7.2	-283.0	-557.0
Balance carried forward	-720.8	-683.7	-568.6	-939.9	-1,028.5
of which related to loans(1)	-235.1	-172.7	-49.1	-472.4	-864.1
of related to liquidity placements(1)	-485.7	-511.0	-519.5	-467.5	-164.4

(1) For the definition of loans and liquidity placements, see Note 11 to the Consolidated Financial Statements.

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

(d)         loans for research and development activities designed to promote Swedish industry and commerce if there is a direct link to export activities; and

(e)          loans for investments in infrastructure to promote Swedish industry and commerce if there is a direct link to export activities.

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

Loans outstanding (exclusive of those under the S-system) as of the dates indicated were distributed among SEK’s various categories of loans as follows:

Loans outstanding (exclusive of the S-system) by type of loans:

	As of December 31,
Skr mn	2012	2011	2010	2009	2008
Lending for export of durable products	65,646	68,339	56,061	53,806	54,842
Other lending related to export	72,601	71,729	76,809	90,802	65,988
Lending related to infrastructure	15,161	21,305	22,797	26,910	27,753
Total	153,408	161,373	155,667	171,518	148,583

Interest Rates

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

Outside the S-system, export financing is extended at prevailing market rates of interest. The Group normally makes loan offers at a quoted interest rate that is subject to change prior to acceptance of the loan offer (an “indicative loan offer”). However, loan offers can also be made at a binding interest rate (a “firm loan offer”), but such loan offers have until now rarely been made and are then only valid for short periods. When a borrower accepts an indicative loan offer, the interest rate is set normally at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises. In 2012 SEK introduced a revised method for providing offers. The revised method involves providing binding or non-binding offers. Binding offers are offers with a higher degree of commitment to the customer with regard to disbursement of the loan than non-binding offers, regardless of whether the interest rate is fixed or not.

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

Offers granted by the Group for loans that borrowers accepted (exclusive of those under the S-system) were distributed among SEK’s various categories of loans as follows as of December 31, 2012 and December 31, 2011.

Offers accepted, type of loan

Skr billion	2012	2011
End customer financing	38.6	30.7
Direct customer financing	17.6	20.5
Total	56.2	51.2

Of the total volume of offers accepted during 2012, Skr 7.5 billion (2011: Skr 7.3 billion) had not been disbursed in the end of respective reporting period. If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the customer’s need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding.

A long-term trend in the development of SEK’s business has been the reduction in importance of the traditional financing of durable goods for Sweden’s export industry, even though an increase in SEK’s offers accepted was seen in 2008 and 2009 due to SEK being one of the few providers of financing to the export industry in Sweden during the recent market turmoil. SEK’s services have therefore changed over time to meet customers’ needs. This means that a loan “granted” could be either in the form of durable goods export financing or another type of loan such as direct lending to an export company through corporate loans or through SEK’s acquisitions of securities issued under the export company’s capital markets programs, whichever might be most efficient from a documentation perspective, as agreed between SEK and its customer.

SEK’s mandate also includes infrastructure financing that directly enhances the Swedish export industry.

Currency

Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (taking into account the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems sufficient.  The Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective loans. The Group may accordingly decide not to hedge particular loan commitments for movements in interest rate risk until sometime after they are made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Parent Company’s board of directors. SEK’s policies with regard to counterparty exposures are described in Note 31 to the Consolidated Financial Statements.

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2012.

	Percentage of loan offers accepted
Currency in which loan is denominated	2012	2011
Swedish kronor	18%	24%
Euros	17%	21%
U.S. dollars	36%	42%
Other	29%	13%
Total	100%	100%

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

SEK administers, in return for compensation, the Swedish State’s export credit support system and the State’s related aid credit program (together referred to as the “S-system”). SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income. Pursuant to a resolution adopted by the sole shareholder at the Annual General Meeting in April 2012, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the Swedish State.

SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any loan losses that may be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these loans as well. All of the loans for lending under the S-system are reported on SEK’s statement of financial position. SEK has consequently presented the operations of the S-system in the statement of comprehensive income as the amount of net commission received, accounted for as interest income rather than present the gross amounts collected and paid in accordance with the agreement with the Swedish State. In general, loans under the program are made with State guarantees administered by the EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

The following table sets forth the volumes of offers accepted, undisbursed loans at year end, new loans disbursed and loans outstanding at year end under the various programs in the S-system for each year in the two-year period ended December 31, 2012.

The volume of offers accepted in the S-system increased significantly during 2012 as compared to 2011. This is mainly related to the fact that there has been a reduction in the number of financial institutions that provide export loans to Swedish export companies. In addition, CIRR interest rates have been attractive in this market characterized by low interest rates. However, the S-system remains a minor part of SEK’s business operations due to the restraint that is imposed on such loans. In general, export finance volumes are higher now than prior to the Lehman crisis and are expected to increase again due to financial turmoil in today’s market. Of the total amount of outstanding loans, loans in the S-system amounted to Skr 39.5 billion (year-end 2011: Skr 34.2 billion), representing an increase of 15.5 percent from year end 2011. The increase of credits in the S-system is mainly due to a higher volume of new transactions.

	Concessionary Loan Program		CIRR-loans		Total
Skr mn	2012	2011	2012	2011	2012	2011
Offers accepted	0	0	19,919	7,965	19,919	7,965
Not disbursed loans at year-end	89	207	12,586	8,829	12,675	9,036
New loans disbursed	109	104	13,489	14,001	13,598	14,105
Loans outstanding at year-end	852	841	38,647	33,386	39,499	34,227

The following table sets forth the volume of loans outstanding in the S-system by type of loan as of December 31 in each of the years indicated.

Loans outstanding in the S-system by type of loan

Skr mn	2012	2011	2010	2009	2008
Lending for export of durable products	39,499	34,227	23,989	14,314	10,095
Other lending related to export	n.a	n.a	n.a	n.a	n.a
Lending related to infrastructure	n.a	n.a	n.a	n.a	n.a
Total	39,499	34,227	23,989	14,314	10,095

Loan Types and Underwriting Policies

Within the S-system, SEK extends loans only for the medium- and long-term financing of capital goods exports.

S-system lending includes financing in cooperation with intergovernmental organizations and foreign ECAs.

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

Guarantees

In general, loans under the S-system are guaranteed by the EKN. If a guarantee is entered into for risk-mitigating purposes it protects a pre-defined amount of SEK’s exposure with respect to principal (and in some cases interest) as long as the issuer of the guarantee is financially sound. All credits granted by SEK within the S-system must also undergo SEK’s customary credit approval process.

Loan Maturities

Under the S-system, loan maturities generally range from one year up to 20-30 years.

Credit Support for Outstanding Loans

The Group’s policies with regard to counterparty exposures are described in detail in Note 31 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s outstanding loans and guarantees as of December 31, 2012 and December 31, 2011. Although most loans fall into more than one category for any given loan, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger in terms of creditworthiness.

	2012	2011
Loan credit exposure to Swedish State guarantees via EKN(A)	46%	44%
Loan credit exposure to Swedish credit institutions(B)	4%	5%
Loan credit exposure to foreign bank groups or governments(C)	20%	21%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	15%	14%
Loan credit exposure to municipalities	4%	6%
Loan credit exposure to other foreign counterparties, primarily corporations	11%	10%
Total	100%	100%

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

(B) At December 31, 2012, loans in this category amounting to approximately 1.0 percent (2011: 2.7 percent) of total loans were obligations of the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 3.0 percent (2011:2.3 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) Principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2012, approximately 8.0 percent (2011: 9.9 percent) of the total loan credit exposure represented loans to the ten largest Swedish corporations.

See also Note 28 to the Consolidated Financial Statements.

C          Organizational Structure

SEK has the following two segments, as defined in IFRS 8 Segment reporting: “direct customer financing”, and “end-customer financing”. SEK organizes its activities in these segments into two main business areas which are correlated to the above business segments in accordance with financial reporting requirements: (i) Corporate and (ii) Customer Finance and Structured Finance. In addition, SEK has a Customer Relations Management (“CRM”) function which is responsible for all customer relations contacts with different customers and cooperates intensively with the business areas, and Funding and Treasury groups, which operate outside of the two main business areas. SEK also maintains a risk control unit and a compliance function.

Corporate and Customer Finance and Structured Finance

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

Funding and Treasury

Funding is responsible for managing SEK’s long-term borrowing program and Treasury is responsible for treasury activities, short-term funding as well as liquidity management. See also Item 5, “Operating and Financial Review and Prospects — Liquidity, Capital Resources and Funding — Liquidity”.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 31 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board of Directors decided, that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board of Directors has appointed KPMG to be responsible for the independent internal audit function during 2012 and they have commenced their assignment in January, 2012. The company’s goal in appointing an external party in order to perform the internal audit is for the entity having that function to benefit from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the company’s internal risk model. SEK’s Internal Control Committee, of which the President is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

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

Among other things, the Supervisory Authority requires SEK to submit reports on a daily, monthly, three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority also may (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

In 2011, the Swedish Financial Supervisory Authority initiated an industry-wide inquiry of financial institutions’ reporting of financial instruments they hold. SEK cooperated with this inquiry. The outcome of the discussion was that SEK decided to prospectively amend its policy with regard to classification. From December 1, 2012, the available-for-sale category is used for all new interest bearing securities acquired as SEK’s liquidity placements. Earlier, this category was used only for securities quoted on an active market that would otherwise be classified in the category of loans and receivables.

The Swedish National Audit Office may audit the activities that are conducted by the Swedish State in the form of limited companies, if the State as owner has a controlling influence over the activities. The State has such controlling influence over the activities of the Parent Company which is a limited company. The National Audit Office appointed Authorized Public Accountant Filip Cassel as the auditor for SEK for the period from the 2010 annual general meeting up to and including the 2014 annual general meeting, with Authorized Public Accountant Anders Herjevik as alternate for the same period. However, in April 2012 this appointment was terminated due to the fact that Mr. Cassel retired. The Swedish National Audit Office has not appointed a successor to Mr. Cassel.

As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the Swedish Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

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

Pillar 3 concerns, and places demands on, improved openness and transparency and how institutions report on their operations to the market and the public. SEK reported in accordance with Pillar 3 for the first time in the Annual Report for 2007. See Note 27 to the Consolidated Financial Statements for further details on the capital adequacy of SEK.

The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee. The principal measure of capital adequacy is a capital to risk-weighted assets ratio, which compares the capital base to the total of risk-weighted assets and off-balance sheet items. The capital base is divided into two components, one of them being “primary” or Tier-1 capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. Prior to December 2008, non-cumulative preferred shares and similar instruments could not be included in Tier -1 capital to the extent they exceed 15 percent of the Tier-1-capital other than non-cumulative preferred shares and similar instruments. In December 2008, the Swedish Financial Supervisory Authority promulgated new regulations concerning the calculation of primary capital with the effect that credit institutions and securities companies are now permitted to maintain a larger proportion of “Tier-1-eligible capital” in their Tier-1 capital. This capital may constitute up to 30 percent of the total amount of Tier-1 capital, in comparison to the previously allowed 15 percent. All SEK’s subordinated debt securities are issued under the previous regulatory framework: the entire amount is therefore included in Tier-1 capital according to the transitional arrangements in FFFS 2010:10.

The common equity Tier-1 capital adequacy ratio is a new metric that has been under focus in discussions on new regulations and is expected to become a required disclosure under future regulations. Its purpose is to improve the quality of the capital base of financial institutions. The new regulations also aim to increase transparency regarding the different components that make up the capital base. The definition of what to be computed in common equity Tier-1 capital in future capital adequacy regulations has not yet been determined. According to SEK’s current definition, common equity Tier-1 equals Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. The common equity Tier-1 capital adequacy ratio was 19.8 percent as of December 31, 2012(year-end 2011: 18.9 percent). The ratio is well above that which is expected to be compulsory in Sweden beginning in 2013.

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

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued detailed rules for new global regulatory standards on credit institutions that are generally referred to as Basel III. The EU proposes to implement Basel III through two legislative acts, comprising a new Capital Requirements Regulation (the CRR) and Capital Requirements Directive (the CRD), collectively known as “CRD IV”. The European Commission’s stated aim was for CRD IV to come into force on January 1, 2013. However, the finalizing of CRD IV has been delayed and the final version of CRD IV rules had not yet been released. Basel III introduces a narrower definition of Tier-1 capital and a focus on common equity Tier-1.

At December 31, 2012, SEK’s total regulatory capital ratio was 23.1 percent (2011: 22.5 percent), while its Tier-1 ratio was 23.0 percent (2011: 22.5 percent) and its common equity Tier-1 ratio was 19.8 percent (2011: 18.9 percent). See also Note 27 to the Consolidated Financial Statements.

Some changes in the capital adequacy regulations may come into force during 2013. These changes are expected to result in (i) increased capital requirements related to exposures to financial institutions, and (ii) potential changes in the way the creditworthiness of derivative counterparties is calculated. The final version of these regulations has not yet been issued, and, especially for the regulations regarding credit valuation risk, uncertainty is still high. All other things being equal, the new regulations are currently expected to result in an estimated decrease in the different capital adequacy ratios of approximately 3 percentage points from current levels.

According to Swedish Financial Supervisory Authority regulations FFFS 2007:1, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s capital base. The aggregate amount of SEK’s large exposures as of December 31, 2012, was 282.2 percent of SEK’s total capital base, and consisted of risk-weighted exposures to 21 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2011: 307.9 percent and 22 different counterparties or counterparty groups). The changes in large exposure rules came into force on December 31, 2010, with transitional rules applicable through to the end of 2012. According to these rules, financial institution exposures are treated in the same way as corporate exposures. A 100 percent weighting is applied for these exposures, instead of the previous 20 percent weighting. SEK applies the transitional rules, which enable the previous method of treatment to be applied to those financial institution exposures incurred no later than 2009. Exposures to financial institutions incurred since December 31, 2009, however, have 100 percent weighting. SEK complies with these rules and reports its large exposures to the Swedish Financial Supervisory Authority on a quarterly basis. In order to ensure that the company can meet the new rules at the point that the transitional rules are no longer applicable, which is January 1, 2013, SEK has successfully adapted the size of its exposures to different counterparties in the financial institutions category, including through the closing out of certain exposures.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A          Operating Results

Substantially all of SEK’s revenues and net income derive from the net interest revenues earned on our loans and liquidity placements. Funding for these assets comes from equity, including the capital contributed to the Parent Company by the Swedish State and from debt securities issued in the international capital markets. Accordingly, key determinants of SEK’s profits from year to year are (i) the spread, or difference, between the rate of interest earned on its debt-financed assets and the cost of that debt; (ii) the outstanding volumes of loans and liquidity placements (as reflected in the statement of financial position); as well as (iii) the relative proportions of our assets funded by debt and equity. SEK issues debt instruments with terms that may be fixed, floating, or linked to various indexes. SEK’s strategy is to economically hedge these terms to floating IBOR rates with the goal of matching its debt-financed assets. Management believes that the quality of SEK’s financial results, its relatively stable credit ratings and SEK’s public role have enabled SEK to achieve funding at levels that are competitive within the market.

Another key influence on SEK’s operating results has been changes in the fair value of certain assets, liabilities and derivatives reported at fair value. The main factors that impacted unrealized changes in fair value are credit spreads on own debt and basis spreads. The credit spread on own debt is related to the creditworthiness SEK’s investors believe that SEK has. Basis spread is the deviation of the nominal interest rate between two currencies in an interest and currency swap that depends on the difference in the base interest rate of the currencies.

In addition, during the years following the financial crisis of 2008, profits realized from certain disposals as a result of the crisis, as well as higher amounts of net credit losses have affected SEK’s operating profits in certain years.

Operating profit for 2012 amounted to Skr 824.4 million (2011: Skr 1,889.1million), a decrease of 56.4 percent compared to the previous year. The decrease was mainly attributable to the net results of financial transactions, which amounted to a loss of Skr 507.7 million, as compared to a gain of Skr 523.4 million in the previous year, which was primarily due to unrealized changes in credit spreads on SEK’s own debt. The change in credit spread reflected the fact that as of December 31, 2012, there are better borrowing conditions for SEK compared to the conditions that prevailed at the beginning of the year. Under applicable accounting principles, this improvement in credit spreads results in SEK recording a mark to market loss on our outstanding debt. Compared to the previous year, operating profit for

2012 was also negatively impacted by lower other operating income and increased costs related to new regulations, especially those related to Basel III. Operating profit was affected positively by decreased provisions for credit losses compared to the previous year.

Critical Accounting Policies and Estimates

When applying the Group’s accounting policies, management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. These estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later differ from the estimates and the assumptions made. Please see below for items for which critical estimates have been made. SEK assesses that the judgments made related to the following critical accounting policies are the most significant:

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

•  Provisions for probable credit losses,

•  Estimates of fair values when quoted market prices are not available,

•  Valuation of derivatives without observable market prices

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currency. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as foreign exchange effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 28 for information on SEK’s positions in foreign currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, SEK makes judgments as to whether these securities are quoted on active markets, based on a number of pre-established factors. SEK has, based on the regulation and guidance in the existing IFRS standards established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process. The definition is based on the markets in which SEK invests. If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available-for-sale and carried at fair value, with changes in value after tax reported under other comprehensive income. From December 1, 2012 all new interest bearing securities acquired as SEK’s liquidity placements are classified as assets available-for-sale. See Note 12 for information on SEK’s classification of financial assets and liabilities.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated through the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. The majority of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Different pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. See Note 28 for disclosure of change in value of assets and liabilities if the market interest rate rises or falls by one percentage point.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 25.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2012 by Skr 70—80 million (2011: Skr 60—70 million; 2010: Skr 50-60 million) and equity by Skr 50—60 million (2011: Skr 40—50million; 2010: Skr 30-40 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

Estimates of fair value when quoted market prices are not available

If a transaction is classified as an asset or liability at fair value through profit or loss, fair value must include any impact of credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread, depending on whether the instrument is an asset or a liability. If these assumptions were to be changed, this could result in a material change in the fair value of these instruments.

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2012 by approximately Skr 10—20 million (2011: Skr 20—30 million; 2010: Skr 20-30 million) and equity, at such date, by approximately Skr 40—50 million (2011: Skr 30—40 million; 2010: Skr 30-40 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2012 by approximately Skr 250—350 million (2011: Skr 300—400 million; 2010: 400-500 million) and equity, at such date, by approximately Skr 200—300 million (2011: Skr 200—300 million; 2010: Skr 300—400 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

Developments in the financial markets have to some extent affected the prices at which SEK’s debt is issued. These changes, which are different in different markets, have been included in the calculation of fair value for these liabilities. The models used include both directly observable and implied market parameters.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products, in which the fair value of certain embedded derivatives (though not bifurcated) sometimes requires sophisticated models in order to value these instruments. If the assumptions used in these models were to change, this could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges), the potential material effect on profit or loss or equity would result if there were changes in the credit spreads or basis spreads.

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e. the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good creditworthiness. Moreover, SEK endeavours to enter into ISDA Master Agreements with Credit Support Annexes with its counterparties. This means that the highest allowed risk level is established in advance, regardless of what changes in market value may occur. Swaps are valued at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. For counterparties for which SEK has a positive portfolio value, SEK uses a model to adjust the fair value of the net exposure for changes in the counterparty’s creditworthiness. The models used cover both directly observable and derived market parameters.

Please see more information regarding valuation techniques in Note 13 to the Consolidated Financial Statements.

Recent Accounting Pronouncements Issued and Other Accounting Related Announcements

The following new standards and changes in standards and interpretations not yet adopted are considered to be particularly relevant to SEK: For additional information on new standards, see Note 1(a) to the Consolidated Financial Statements.

IFRS 9 Financial Instruments. IFRS 9 must be applied for annual periods beginning January 1, 2015. Early application is permitted, although not for publicly listed companies within the EU. Since not all parts of the standard are yet complete, SEK has not yet evaluated their effects.

IFRS 13 Fair-value measurement. The standard must be applied for annual periods beginning January 1, 2013. SEK’s conclusion is that the amendment will not have a material impact on SEK’s financial statements except for additional disclosure requirements.

IAS 19 Employee Benefits. The amendment must be applied for annual periods beginning January 1, 2013.The impact on SEK will be as follows: SEK will no longer apply the corridor approach and will instead recognize all actuarial gains and losses under other comprehensive income as they occur; all past service costs will be recognized immediately; and interest cost on pension obligations and expected return on plan assets will be replaced by a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). SEK’s conclusion is that the amendment will not have a material impact on SEK’s financial statements. The unrecognized actuarial losses amounted to Skr 36.7 million before taxes as of December 31, 2012, which will have a negative impact on equity.

Assets and Business Volume

Total Assets

SEK’s total assets amounted to Skr 313.1 billion at December 31, 2012, a decrease of 2.1 percent on year-end 2011 (year-end 2011: Skr 319.7 billion). The decrease in total assets is attributable to derivatives, whereas the volume of loans and liquidity placements was relatively unchanged from the previous year.  Of the total assets at December 31, 2012, Skr 192.9 billion consisted of outstanding loans, a decrease of 1.4 percent on year-end 2011 (year-end 2011: Skr 195.6 billion). Furthermore at December 31, 2012, Skr 87.7 billion consisted of outstanding liquidity placements, an increase of 3.3 percent on year-end 2011 (year-end 2011: Skr 84.9 billion). See Note 11 to the Consolidated Financial Statements. Of the total assets at December 31, 2012, Skr 25.7 billion consisted of derivatives, a decrease of 18.3 percent on year-end 2011 (year-end 2011: Skr 31.5 billion). The decrease was mainly related to unrealized changes in fair value. See Note 14 to the Consolidated Financial Statements.

The combined amount of loans outstanding and loans agreed but not disbursed amounted to Skr 218.8 billion as of December 31, 2012 (year-end 2011: Skr 220.7 billion), a decrease of 0.9 percent on year-end 2011. Of the total amount at December 31, 2012, Skr 192.9 billion consisted of outstanding loans, a decrease of 1.4 percent on year-end 2011 (year-end 2011: Skr 195.6 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 39.5 billion (year-end 2011: Skr 34.2 billion), representing an increase of 15.5 percent on year-end 2011. The increase of credits in the S-system was mainly due to a higher volume of new transactions.

As of December 31, 2012 the aggregate amount of outstanding offers amounted to Skr 59.5 billion, a decrease of 7.5 percent since year-end 2011 (year-end 2011: Skr 64.3 billion). Skr 47.9 billion (year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK changed its approach to providing offers. The revised method means that both binding and non-binding offers are provided. Binding offers are included in commitments. Skr 33.8 billion of outstanding offers consists of binding offers and Skr 25.7 billion consists of non-binding offers.

Business Volume

SEK’s new lending to Swedish exporters and their customers amounted to Skr 56.2 billion in 2012. This was an increase of Skr 5.0 billion or 9.8 percent as compared to 2011. Of total new lending, Skr 38.6 billion (2011: Skr 30.7 billion) related to structured finance for Swedish exporters’ customers and Skr 17.6 billion (2011: Skr 20.5 billion) was direct finance for Swedish exporters.

It was chiefly within end customer financing that demand was high, due in part to some banks’ reduced willingness to provide long-term credits and the fact that many buyers of Swedish exports are looking for long term financing. Numerous large, technically difficult and complex transactions were executed in cooperation with various banks. SEK has taken a more active role in business transactions and contributes its knowledge of the Swedish exports credit system.

SEK’s direct financing to exporters during the year was affected as larger companies had good access to the capital markets. However, demand for loans in local currencies has been high, and this included SEK providing lending in the Chinese currency RMB.

SEK’s aim during 2013 is to continue to support exporters. We aim to leverage the potential of SEK’s entire range of services and those of our partners, and actively work to develop relationship with the approximately 350 largest Swedish companies. The total volume of outstanding and agreed but undisbursed loans amounted to Skr 218.8 billion at the end of 2012, compared with Skr 220.7 billion at the end of 2011. The total volume of outstanding offers at the end of the year amounted to Skr 59.5 billion, which is a decrease of Skr 4.8 billion or 7.5 percent compared with the end of 2011. The decrease was primarily due to outstanding offers maturing during the year.

New customer financing

(Skr billion)

	Year ending December 31,
Skr billion	2012	2011	2010
Customer financing of which:
- End customer financing	38.6	30.7	24.3
- Direct customer financing	17.6	20.5	24.4
Total	56.2	51.2	48.7

Funding

Management believes that SEK has had sufficient access to funding from capital markets around the world. Our funding was generally successful during the year, despite occasional volatility, with major fluctuations in the financial markets related to, among other things, the European debt crisis. SEK’s new long-term borrowing during 2012 amounted to Skr 43.2 million, a decrease of 4.5 million or 9.4 percent compared to 2011. The decrease in new borrowing is primarily due to the decision to reduce the size of the company’s liquidity placements, which has decreased SEK’s funding needs.

Market conditions stabilized in the spring and summer, partly as a result of clear political signals from the European Central Bank that the euro would be protected. SEK subsequently increased its activity in the funding markets and carried out several major issuances of debt.

SEK’s capital market transactions included the issuing of a five-year old global bond amounting to USD 1 billion. The bond was subscribed by investors around the world. In November SEK issued a USD 250 million floating-rate note with a five-year maturity. The bond was sold mainly to European investors. After several years of preparations, SEK also issued its first RMB-denominated bond in 2012, which was equivalent to more than Skr 200 million.

The trend in new borrowing is moving towards less complex bonds and fewer types of structured products. Overall, our structured borrowing has decreased in 2012, while our volume of borrowing via standard bonds increased.

Overall, Europe was the most important capital market for SEK in 2012, representing 37.2 percent of SEK’s total new borrowing. The U.S. and Japan also remained important financial markets.  Repurchases of our own debt and early redemption of our own debt amounted to an aggregate of Skr 22.7 billion in 2012 , a decrease of Skr 13.8 billion or 37.8 percent compared with 2011.

Counterparty Risk Exposures

In the composition of SEK’s counterparty exposure, exposure to government export credit agencies and corporations has increased in proportion to the decrease in the exposure to financial institutions and asset-backed securities.  Of the total counterparty risk exposure as of December 31, 2012, approximately 49.6 percent (year-end 2011: 43.4 percent) was to central governments and government export credit agencies; 22.3 percent (year-end 2011: 27.6 percent) was to financial institutions; 18.3 percent (year-end 2011: 17.7 percent) was to corporations; 6.8 percent (year-end 2011: 6.1 percent) was to regional governments and 2.9 percent (year-end 2011: 5.1 percent) was to securitization positions. SEK’s exposure to derivative counterparties is significantly less than the amount of derivatives reported as assets, Skr 25.7 billion (year-end 2011: Skr 31.5 billion), since most derivatives are supported by collateral agreements. Derivatives reported as assets in the statement of financial position are the aggregate of the fair value of all individual derivative contracts which has a positive fair value. Hence, no consideration is taken with regard to netting or collateral posted. See the table titled “Total Exposures” in Note 28 to the Consolidated Financial Statements.

SEK has certain limited exposures towards countries in Europe which have been under significant economic pressure in recent periods, including Ireland, Italy, Portugal and Spain. SEK has not, however, deemed it necessary to make any write-downs related to these exposures. At the end of 2012, SEK’s net exposure to countries in Europe amounted to Skr 62.8 billion (year-end 2011: Skr 74.7 billion). Of the exposure to countries in Europe at December 31, 2012 Skr 7.2 billion (year-end 2011: Skr 9.3 billion) was to the so-called

GIIPS-countries (Greece, Ireland, Italy, Portugal and Spain). SEK has no net exposure to counterparties in Greece and only a small portion of SEK’s exposures to GIIPS-countries represents direct exposure to states. See table titled “Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2012” Note 28 to the Consolidated Financial Statements for information on exposures towards different European countries.

SEK strives to have a conservative policy with regard to market exposures, such as interest rate risks, currency risks and operational risks. See Note 28 and 31 to the Consolidated Financial Statements.

Total Exposures

Amounts expressing gross exposures are shown before guarantees and credit derivatives (CDSs) while net exposures are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values.

	Total				Loans & interest-bearing securitites				Undisbursed loans, derivatives, etc.
Skr billion	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	9.8	3	13.0	4	9.0	3	11.5	4	0.8	1	1.5	4
Government export credit agencies	162.0	47	123.1	39	107.0	39	101.7	37	55.0	78	21.4	55
Regional governments	23.6	7	19.1	6	23.4	8	18.8	7	0.2	0	0.3	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	—	—	—	—
Financial institutions	77.2	22	86.5	28	66.3	24	74.0	27	10.9	16	12.5	32
Corporates	63.6	18	55.4	18	60.1	22	52.1	19	3.5	5	3.3	8
Securitization positions	10.0	3	16.1	5	10.0	4	16.1	6	—	—	—	—
Total	346.6	100	313.6	100	276.2	100	274.6	100	70.4	100	39.0	100

The table above displays net exposures.

Results of Operations

Net Interest Revenues

2012 compared to 2011

Net interest revenues amounted to Skr 1,879.9 million (2011: Skr 1,870.8 million), an increase of 0.5 percent compared to the previous year. The increase in net interest revenues was due to higher margins, which were partially offset by a decrease in average volumes of interest-bearing assets reflecting the company’s strategic decision to decrease its liquidity placements.

The average margin on debt-financed interest-bearing assets amounted to 57 basis points per annum (2011: 55 basis points), an increase in absolute terms of 2 basis points, or in relative terms of 3.6 percent compared with the previous year. The increase in margin was mainly due to the increase in the portion of interest-bearing assets consisting of lending (implying that the portion consisting of liquidity placements decreased):  lending generally has higher margins than liquidity placements.The increase in margin was also due to lower borrowing costs reflecting advantageous borrowing rates, mainly in US dollars, and to higher margins on new credits.

The average amount of debt-financed interest-bearing assets amounted to Skr 257.0 billion (2011: Skr 268.0 billion), a decrease of 4.1 percent on the previous year. The decrease was mainly related to the decrease in liquidity placements, while there was an increase in the average volume of lending.The majority of the decrease in liquidity placements was due to the strategic decision to match borrowing and new lending more closely, thus enabling a reduction in the volume of outstanding liquidity placements. The increase in lending was related to a larger inflow of transactions.

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

The average volume of debt-financed assets amounted to Skr 268.0 billion during the year, a decrease of 13.1 percent from the previous year (2010: Skr 308.3 billion). The average volumes for debt-financed loans outstanding during the year amounted to Skr 166.2 billion (2010: Skr 175.4 billion), while debt-financed liquidity placements amounted to Skr 101.8 billion (2010: Skr 132.9 billion).The main reason for the lower average volumes was that SEK deemed that the need for holding liquidity placements was lower. Liquidity placements are used to meet the financing requirements for long-term lending. The amount needed for liquidity placements is based on anticipated need for disbursements under existing and new loans and collateral agreements. The funding for these needs is invested in securities, pending disbursement. See Note 11 to the Consolidated Financial Statements for further information about loans and liquidity placements.

Commissions earned and commissions incurred

2012 compared to 2011

Commissions earned amounted to Skr 11.1 million (2011: Skr 12.3 million). Commissions incurred amounted to Skr 10.9 million (2011: Skr 14.9 million). The 9.8 percent decrease in commissions earned primarily reflected lower revenues from capital market transactions .The 26.8 percent decrease in commissions incurred was mainly due to the fact that SEK, in 2012, no longer has any costs related to the risk capital guarantee from its sole shareholder and to lower bank fees. SEK has had access to a guarantee of Skr 600 million, issued by its owner, the Swedish state, from which SEK has had the right to draw on the guarantee if deemed necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK to no longer to be required and expired at June 30, 2011.

2011 compared to 2010

Commission earned amounted to Skr 12.3 million (2010: Skr 19.7 million. Commissions incurred amounted to Skr 14.9 million (2010: Skr 19.9 million). The 37.5 percent decrease in commissions earned was primarily due to lower revenues from capital market commissions. The 25.1 percent decrease in commissions incurred was mainly related to lower bank fees.

Net results of financial transactions

2012 compared to 2011

The net result of financial transactions for 2012 amounted to a loss of Skr 507.7 million (2011: a gain of Skr 523.4 million). The decrease was mainly attributable to unrealized changes in fair value related to changes in credit spreads on SEK’s own debt. The main factors that impacted unrealized changes in fair value are credit spreads on own debt and basis spreads. The credit spread on own debt is related to the creditworthiness SEK’s investors believe that SEK has. Basis spread is the deviation of the nominal interest rate between two currencies in an interest and currency swap that depends on the difference in the base interest rate of the currencies.

Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 644.0 million (2011: Skr 481.9 million), an increase of 33.6 percent compared to the previous year. The positive change in the net result was attributable to the fact that a previously unrealized gain was realized when a number of large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures (Basel III) that came into force January 1, 2013. See Note 31 to the Consolidated Financial Statements for further information. The net loss from the closing out of these exposures amounted to Skr 30.1 million, as the realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr 353.6 million. The derivatives were replaced with new derivative instruments on market terms. Furthermore, the results improved due to gains from repurchase of own debt, but this was offset by the fact that in 2011 the sale of a claim against a subsidiary in the Lehman Brothers Group resulted in a realized gain of Skr 279.3 million.

Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to a loss of Skr 1,151.7 million (2011: a gain of Skr 41.5 million). Unrealized changes in fair value in 2012 were mainly attributable to changes in credit spreads on SEK’s own debt, partly due to improved calculation methods and partly due to changes in the market’s assessments of SEK’s credit (and thus spreads). The change in credit spread reflected the fact that SEK could borrow at better rates at year-end than those that prevailed at the beginning of the year. This results in an accounting valuation loss on outstanding debt. The change was also attributable to a reversal of a previously recognized unrealized gain of Skr -353.6 million due to the close-out of certain large interest rate and currency derivatives (as described in the preceding paragraph).  Partially offsetting effects were caused by positive changes in fair value related to the basis spread (the deviation in the rate basis between two currencies in a currency interest swap due to changes in the interest rate basis for the currencies).

During the second quarter of 2012, SEK implemented improved methods of calculating the basis spread on derivatives whereby the interest flows in one currency are exchanged for interest flows in another currency and of calculating credit spreads on own debt. The implementation of these improved methods resulted in an initial effect on operating profit amounting to a loss of approximately Skr  100 million. SEK believes that the improvements did not have any material impact on its results for previous periods. The methodological improvements are expected to result in greater volatility in operating income related to basis spreads and credit spreads on our own debt attributable to structured borrowings.

2011 compared to 2010

Net results of financial transactions totaled Skr 523.4 million (2010: Skr 2,497.6 million). This significant decrease from 2010 was primarily attributable to the gain realized in 2010 from the sale of the shares in Swedbank, which totaled Skr 2,565.0 million (see Note 4 to the Consolidated Financial Statements), which was however offset by a realized gain during 2011 of Skr 279.3 million which was related to the sale of a claim on a subsidiary of the Lehman Brothers Group. For further analysis, see below, under respective subheading of realized and unrealized results.

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

Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr 41.5 million (2010: a loss of Skr 175.0 million). Positive changes in unrealized net result in 2011 were mainly attributable to a decrease in credit spread on SEK’s own debt which was offset by a change in value related to of SEK’s subordinated debt. The negative change in fair value during the same period 2010 was mainly due to an increase in fair value on long-term borrowing.

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

Other operating income

2012 compared to 2011

Other operating income amounted to Skr 19.9 million (2011: Skr 108.8 million) and consisted mainly of recovered expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB). In March 2012, the arbitration proceedings, the results of which cannot be appealed, were concluded in SEK’s favor. The decrease in other operating income compared with the previous year reflected the realized profit in 2011, amounting to Skr 105.1 million, from the disposal of the building that served as SEK’s headquarters, when SEK moved its headquarters to new, rented, premises.

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

Personnel expenses

2012 compared to 2011

Personnel expenses totaled Skr 292.2 million (2011: Skr 282.8million) an increase of 3.3 percent compared to previous year. The increase in personnel expenses was due to increased payroll costs and changes in the provision for pension costs. Personnel expenses include an estimated cost for the general personnel incentive system of Skr 27.5 million (2011: Skr 25.5million). The total number of employees included in the system on December 31, 2012 was 218, compared to 211 on December 31, 2011. For more information on the rules for SEK: s remuneration system, see Note 5 to the Consolidated Financial Statements.

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

Other expenses

2012 compared to 2011

Other expenses amounted to Skr 232.8 million (2011: Skr 203.1 million), an increase of 14.6 percent compared to the previous year. The increase in other expenses was mainly due to an increase in information technology development expenses related to our implementation of mandatory regulations, especially those related to Basel III.

2011 compared to 2010

Other expenses amounted to Skr 203.1 million (2010: Skr 191.9 million), an increase of 5.8 percent compared to previous year. The increase in other expenses was mainly due to an increase in costs related to SEK renting its office space instead of, as previously, owning it. Furthermore, costs for IT and information system have increased, counteracted by costs for external fees having decreased. During 2010, external fees were affected by expenses associated with strengthening internal control, as well as defining and clarifying SEK’s role and positioning. This effort was mainly concluded during 2010.

Amortizations of non-financial assets

2012 compared to 2011

Depreciation and amortization of non-financial assets amounted to Skr 19.5 million (2011: Skr  14.5 million and was mainly attributable to amortization of intangible assets related to SEK’s IT business system.

2011 compared to 2010

Amortizations of non-financial assets amounted to Skr 14.5 million (2010: Skr 13.1 million). These costs were primarily attributable to the amortizations of intangible assets relating to SEK’s business systems.

Net credit losses

2012 compared to 2011

Net credit losses for 2012 amounted to Skr 23.4 million (2011: Skr 110.9 million). During the year, an additional provision of Skr 40.0 million was made for the portfolio-based reserve (i.e. the reserve not attributable to a specific counterparty), while, by contrast, a similar increase in the provision for the previous year amounted to Skr 110.0 million. The increase in the reserve resulted from a deterioration in the credit quality of SEK’s counterparties due to uncertainties in the European economy. Offsetting effects, which reduced the overall figure to Skr 23.4 million, were mainly related to currency exchange effects on previous accruals. After the additional provision taken in 2012, the total portfolio-based reserve amounts to Skr 200.0 million (year-end 2012: Skr 160.0 million).

As disclosed in Note 9 to the Consolidated Financial Statements, the two subprime-related CDOs that SEK is exposed to have been impaired due to an expected future inability of the relevant counterparties to fulfill the related contractual agreements. These two CDOs are first-priority tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 31.5 million was recorded in 2012 in relation to these two CDOs (2011: impairment Skr 16.0 million), bringing the total of such impairment to Skr 462.6 million (year-end 2011: Skr 491.4 million).The reversal was in its entirety related to currency exchange effects. The assets have a gross book value before impairment of Skr 594.4 million (year-end 2011: Skr 641.4 million). Thus, at December 31, 2012, net book value after impairment amounts to Skr 131.8 million (year-end 2011: Skr 150.0 million).

2011 compared to 2010

Net credit losses for 2011 amounted to Skr 110.9 million, compared to the recovery of net credit losses amounting to Skr 8.2 million for 2010. During the year, an additional provision of Skr 110.0 million has been made to the reserve for unspecified counterparties, bringing the total reserve to Skr 160.0 million. By contrast, the reserve decreased by Skr 35.0 million during 2010. The increase in the reserve during 2011 resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions.

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

Operating Profit

2012 compared to 2011

Operating profit amounted to Skr 824.4 million (2011: Skr 1,889.1million), a decrease of 56.4 percent compared to the previous year. The decrease was mainly attributable to the significant change in net results of financial transactions from a gain in 2011 to a loss in 2012, as discussed in more detail above. Compared to the previous year, operating profit was also negatively impacted by lower other operating income and increased costs related to the implementation of new regulations, especially those related to Basel III.  Conversely, operating profit was positively affected by decreased provisions for credit losses, compared to the previous year.

2011 compared to 2010

Operating profit totaled Skr 1889.1 million, a decrease of 52.0 percent from the previous year (2010: Skr 3,939.7 million). The negative change was mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. In addition, provisions for net credit losses have increased by Skr 119.1 million in 2011 compared to a recovery of Skr 8.2 million in 2010. The negative change in net result is compensated by realized gains in 2011 related to the sale of a claim against a subsidiary in the Lehman Brothers Group amounting to Skr 279.3 million. Furthermore, the negative change was offset by the sale of a subsidiary whose only asset was the former office building of SEK, amounting to Skr 105.1 million. Operating profit, excluding profit from the disposal of shares, increased by 37.4 percent from the previous year.

Net profit after tax

2012 compared to 2011

Net profit for the year amounted to Skr 708.8 million (2011: Skr 1 399.5 million). Tax expenses on net profit amounted to Skr 115.6 million (2011: Skr 489.6 million), of which Skr 216.0 million (2011: Skr 403.6 million) consisted of current tax and Skr 102.1 million consisted of a recovery of deferred tax (2011: tax expense Skr 70.1 million)  (see Note 10 to the Consolidated Financial Statements).

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

B                             Liquidity, Capital Resources and Funding

Liquidity

SEK has a conservative policy for liquidity and funding risk.  The policy requires that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish State, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low funding risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. See also the chart titled “Development Over Time of SEK’s Available Funds” in Note 31 to the Consolidated Financial Statements.

Contractual Commitments

The following table sets forth as of December 31, 2012 the maturity analysis of SEK’s debt and other obligations. Repayments which are subject to notice are treated as if notice were to be given immediately, except for “Loans to credit institutions”, “Loans to the public”, “Borrowing from credit institutions” and “Borrowing from the public” where repayments are assumed to occur on maturity date. “Subordinated securities issued” consist of subordinated debt without maturity date and are assumed not to be repaid at the time of the first redemption date. Regarding the subordinated debt SEK determines whether the loans will be redeemed in advance, which SEK does not intend to do. The table below includes interest payments.

Maturity Profile of Financial Liabilities

	At December 31, 2012
	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	304,614.6	19,377.1	34,945.6	75,214.7	142,981.2	32,096.0
Borrowing from credit institutions	14,287.3	14,276.4	0.7	10.1	—	—
Borrowing from the public	82.8	—	65.2	17.6	—	—
Senior securities issued	290,244.5	5,100.6	34,879.6	75,187.0	142,981.2	32,096.0
Derivatives	9,492.1	711.9	589.6	1,165.7	5,455.7	1,569.2
Subordinated securities issued (1)	2,313.6	0.0	10.0	45.1	240.7	2,017.8
Total	316,420.4	20,089.0	35,545.2	76,425.5	148,677.6	35,683.0

(1)                    Perpetual maturity subject to redemption beginning in 2008 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 350 million).

In addition to the financial liabilities summarized in the table above, SEK has committed but undisbursed loans outstanding. If a loan is accepted by the borrower it can be disbursed immediately. However, disbursements may be delayed due to a number of factors. In some cases, accepted loans may never be disbursed, including as a result of changes in the customer’s need for the funds. As of December 31, 2012 the aggregate amount of outstanding offers amounted to Skr 59.5 billion (year-end 2011: Skr 64.3 billion). Skr 47.9 billion (year-end 2011: Skr 57.6 billion) of outstanding loan offers derived from the S-system. During 2012, SEK changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are reported as commitments. See Note 24 to the Consolidated Financial Statements. Skr 33.8 billion of outstanding offers consists of binding offers and Skr 25.7 billion consists of non-binding offers. Loan offers are not included in the table above.

Loan Commitments Not Disbursed

The table below presents the period in which the undisbursed loans are expected to be disbursed.

	At December 31, 2012
	Amount of Loans
Skr mn	Total	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loan Commitments Not Disbursed	25,915.1	9,297.3	6,968.9	7,152.4	2,496.5	0.0

Management’s opinion is that the Group’s liquidity is sufficient for the Group’s present requirements. With regard to liabilities, the Group has the intention to refinance the net as needed through borrowings on the financial markets. For further information about funding and liquidity risk, see the graph “Development over Time of SEK’s Available Funds” in Note 31 to the Consolidated Financial Statements.

Maturity Profile of Financial Assets (Loans and derivatives)

The following table sets forth the maturity analysis of loans and derivatives outstanding as of December 31, 2012

	At December 31, 2012
	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loans in the form of interest-bearing securities	63,797.9	-18.8	1,296.3	5,337.3	45,350.7	11,832.4
Loans to credit institutions	23,732.9	5,303.8	787.2	2,082.9	7,882.1	7,677.0
Loans to the public	115,126.8	2,855.3	5,728.0	17,544.5	63,251.4	25,747.6
Loans	202,657.6	8,140.3	7,811.5	24,964.7	116,484.1	45,257.0
Derivatives	40,843.7	607.7	6,756.7	14,662.7	12,010.4	6,806.2
Total	243,501.3	8,748.0	14,568.1	39,627.4	128,494.6	52,063.3

Funding

As noted, SEK’s new borrowing in 2012 amounted to Skr 43.2 billion (2011: Skr 47.7 billion), a decrease of Skr 4.5 billion, or 9.4 percent, from 2011. Repurchases of own debt amounted to Skr 9.1 billion (2011: Skr 13.3 billion) and early redemption of our own debt amounted to Skr 13.6 billion (2011: Skr 23.2 billion). The decrease in new borrowing was primarily due to a decision to reduce the size of the company’s liquidity placements. The decrease in repurchases of own debt is attributable to a somewhat lower level of demand from investors to turn their SEK bond holdings into liquidity, most likely due to market conditions. The decrease in early redemption was related to the fact that market movements in underlying criteria triggering early redemption of our bonds were less common compared with 2011.

SEK’s presence in the international capital markets is always important to its funding. However, at times when liquidity in the markets is weak, this continual presence is important to ensuring that SEK is able to access funding and therefore engage in long-term borrowing.

Senior and Subordinated debt

The table below shows SEK´s senior and subordinated debt as of December 31, 2012.

Senior and subordinated debt

	As of December 31,
Skr mn	2012	2011
Senior debt	272,637	273,245
Subordinated debt	3,013	3,174
Total debt	275,650	276,419
of which reported at fair value	116,479	130,318

As of December 31, 2012, this debt consisted of bonds sold publicly or in private placements in various countries around the world pursuant to a number of different debt issuance programs.  SEK has undertaken large, syndicated issuances to satisfy its liquidity needs.  It also issues bonds that are structured to meet the specific investment needs of individual investors or small groups of investors.  Currently, SEK has the following funding programs in place:

As of December 31, 2012

Funding programs	Value outstanding (1)
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	USD 26,395.4 million
Unlimited SEC-registered U.S. Medium-Term Note Program	USD 9,321.3 million
Unlimited Swedish Medium-Term Note Program	Skr 452.2 million
Skr 8,000,000,000 Swedish Medium-Term Note Program	Skr 3,449.0 million
Unlimited MTN/STN AUD Debt Issuance Programme	AUD 6.0 million
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Program	USD 1,614.6 million
USD 4,000,000,000 Euro-Commercial Paper Program	USD 0.0 million

(1) Amortized cost excluding fair value adjustments

Debt Maturities

The following table illustrates our debt maturity profile for different types of senior and subordinated debt.

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category as of December 31, 2012.

Debt Maturities: Skr million	2013	2014	2015	2016	2017	Thereafter	Total

Senior debt	63,802.3	63,355.4	28,587.4	21,606.4	28,560.3	66,725.5	272,637.3
of which fixed-rate	37,263.7	40,347.2	13,901.8	15,807.9	22,209.2	7,670.0	137,199.8
of which variable-rate	716.6	10,405.8	3,723.1	330.0	2,491.3	1,070.9	18,737.7
of which formula-based	25,822.0	12,602.4	10,962.5	5,468.5	3,859.8	57,984.6	116,699.8

Subordinated debt	0.0	0.0	0.0	0.0	0.0	3,012.7	3,012.7
of which fixed rate	0.0	0.0	0.0	0.0	0.0	3,012.7	3,012.7
of which variable rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total debt	63,802.3	63,355.4	28,587.4	21,606.4	28,560.3	69,738.2	275,650.0

Senior Debt by Category:

	As of December 31,
Skr million	2012	2011
Fixed-rate(1)	137,199.8	125,472.3
Variable-rate (1)	18,737.7	16,873.0
Formula-based (1)	116,699.9	130,900.1
of which interest rate-linked	20,018.0	19,006.8
of which currency-linked	44,714.5	50,168.6
of which equity-linked	38,389.2	45,256.2
of which commodity-linked	12,266.3	15,069.5
of which credit-linked	1,311.9	1,399.0
Total senior debt	272,637.3	273,245.4

(1)  As of December 31, 2012 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 17.3 percent (2011: 0 percent to 17.3 percent) per annum and 0.03 percent to 2.66 percent (2011: 0.04667 percent to 2.70714 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

SEK’s economic hedges are expected to be effective in offsetting changes in fair values attributable to hedged risks. Certain assets and liabilities in such hedges require complex judgments regarding the most appropriate valuation models and assumptions. The gross values of certain assets and liabilities (primarily derivative and senior securities issued by SEK), which effectively hedge each other, are affected by this complexity. If different valuation models or assumptions were employed instead of those used in the valuations in this report, or if assumptions were changed, this could produce different results regarding the gross value of such securities issued and hedging derivatives. Changes in the fair value of derivatives will usually be offset by changes in fair value of securities issued, and the connected change in the fair value will thus not have a material effect on either results or equity except the impact on valuation of credit spreads on SEK’s own debt and basis spreads.

The outstanding volume of debt with remaining maturities of one year or less increased during 2012. At December 31, 2012, outstanding debt with remaining maturities of one year or less amounted to Skr 63.8 billion, compared with Skr 46.5 billion at December 31, 2011.

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

D          Certain Off-Balance Sheet Arrangements

SEK has a Skr 100 billion loan facility with the Swedish National Debt Office. The Swedish parliament has also authorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. On December 11, 2012, both the loan facility and the ability to purchase state guarantees were extended for 2013. The loan facility with the Swedish National Debt Office is valid through to December 31, 2013 and distributed as follows: 80 percent may be used for funding within the S-system and 20 percent may be used for funding in SEK.  SEK has not to date drawn any funds under this facility.

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

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronsson	59	Chairman of the Board and Director
Lotta Mellström	42	Director
Cecilia Ardström	47	Director
Jan Belfrage	68	Director
Åke Svensson	60	Director
Jan Roxendal	59	Director
Eva Walder	61	Director
Ulla Nilsson	65	Director

Peter Yngwe	55	President and CEO
Per Jedefors	63	Executive Director, Chief Risk Officer
Jane Lundgren Ericsson	47	Executive Director, President, AB SEK Securities, Deputy COO
Sirpa Rusanen	48	Executive Director, Human Resources
Susanna Rystedt	48	Executive Director, Administrative Officer
Sven-Olof Söderlund	60	Executive Director, Strategic Analysis
Johan Winlund(2)	43	Executive Director, Communications
Per Åkerlind	50	Executive Director, Chief Operating Officer

(1) As of December 31, 2012

(2) Left his position on February 29th, 2012.

A          Members of the Board of Directors

All directors are elected at the Annual General Meeting for a term of one year, which expires at the next Annual General Meeting.

Mr. Linder-Aronson was appointed director in May 2011. He is a director of Betsson AB (publ) and a number of small and medium-sized companies in which he is an investor. He has previously served as President of Enskilda Securities and Vice President of Skandinaviska Enskilda Banken.

Ms. Ardström was appointed director in May 2011. She currently hold the position of Chief Financial Officer and Head of Asset Management, Länsförsäkringar AB . She has served as a director of AP7, Tryggstiftelsen and for numerous companies in the Tele2 group. She has also served as the Head of Treasury of Tele2, Chief Investment Officer of Folksam and as director of Folksam LO Mutual Fond AB, Folksam Spar AB Director, Folksam Fond Insurance AB, Folksam Liv Property AB, Folksam Sak Property AB and as the Vice Chairman Folksam Mutual Fond AB, and as Deputy Director of the KP pension fund.

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

Mr. Roxendal was appointed director in 2007. He was then President of Gambro AB. Previously, he has served as President and Group Head of Intrum Justitia AB and as an executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services. He is a director of mySafety Group AB,Swedish Export Credits Guarantee Board (EKN), and of Catella AB.

Mr. Svensson was appointed director in 2011. He is currently the Chief Executive Officer of Teknikföretagen, having previously enjoyed a long and distinguished career at Saab AB, where he served as Chief Executive Officer from 2003 to 2010.  Mr. Svensson also serves as a director of Saab AB, Parker Hannifin Corp., and the Royal Swedish Academy of Engineering Sciences (IVA).

Ms. Walder was appointed director in May 2009. She has been a Director at the Ministry of Foreign Affairs since 2009.She has also served as Sweden’s Ambassador to Finland and Singapore. Between 2002 and 2006 she was Director at the Ministry for Foreign Affairs within the Asia Department and the Department for EU Internal Market and the Promotion of Sweden and Swedish Trade.

Executive Officers

Mr. Yngwe has been President and Chief Executive Officer (CEO) since April 1997. Prior to that he was the Chief Financial Officer of the Parent Company (beginning in March 1991) and, prior to that the Treasurer, of the Parent Company (beginning in 1988). He joined the Parent Company in 1984 and served in various capacities in the Finance Department of the Group prior to becoming the Group’s Treasurer.

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

Mr. Winlund has been Executive Director since January 1, 2011 and Head of Communications since August 2007. Prior to that he served six years as Communications Officer at TV4, Sweden’s largest television company. Before that, beginning in 2000, he served as Communications officer at Telia Finans. Mr. Winlund left his position at SEK on February 29, 2012.

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

B          Compensation of Directors and Officers

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2012 was Skr 19.3 million (2011: Skr 24.5 million; 2010: Skr 17.9 million), all of which was in the form of salaries in the case of executive officers, and in the case of directors consisted of fees. The amount for 2010 includes all remuneration paid or accrued to the individual officers and directors named above, as well as that paid or accrued to those directors whose terms ended during the course of 2010 (Mr. Ulf Berg, Ms. Christina Liffner, Ms. Karin Apelman, Ms. Helena Levander, Mr. Risto Silander and Mr. Per Östensson). The employees of the Group, including its executive officers, are covered by various national social service programs to which the Group contributes. The Group also maintains a pension plan with an insurance company to which the Group contributed approximately Skr 7.9 million in 2012 (2011: Skr 7.9 million; 2010: Skr 9.8 million) on behalf of all executive officers as a group.

The total amount of the pension obligations related to executive officers (including those listed above), charged to results and reported as a provision, was Skr 12.9 million at December 31, 2012 (year-end 2011: Skr 13.3 million; year-end 2010: Skr 14.3 million).

In 2012, the Chairman of the Board of Directors received Skr 0.4 million (2011: 0.3 million; 2010: Skr 0.2 million; and each other director (including those whose terms ended in 2012) received between Skr 0.0 million and Skr 0.2 million (2011 and 2010: between Skr 0.0 million and Skr 0.2 million) in remuneration. Certain directors received additional compensation for service on board committees. Since April 29, 2010, remuneration is not paid to the representatives on the Board who are employed by the owner, the Swedish State.

The President and Chief Executive Officer’s remuneration and other benefits in 2012 totaled Skr 4.3 million (2011: Skr 4.3 million; 2010: Skr 4.1 million).The President did not receive any variable compensation. The entirety of such remuneration represented qualifying income for pension purposes in each of 2012, 2011 and 2010. During 2010 the President’s employment contract was renegotiated, including changes to terms regarding age of retirement, redundancy pay and pension benefits. The contract now follows the governmental guidelines for conditions of employment of senior executives (issued April 20, 2009). The President and Chief Executive Officer’s retirement age is 65.

Remuneration to other executive officers of the Parent Company in 2012 totaled Skr 13.7 million (2011: 19.2; 2010: Skr 12.7 million); of which Skr 0.0 million (2011: Skr 0.0 million; 2010: Skr 0.0 million) represented variable remuneration. Certain key executive officers of the Parent Company (including those listed above) have employment contracts providing for certain compensation during a period of, at the most, two years, in the event such contracts are terminated by the Parent Company, subject to deduction for any salary received in new employment. None of the directors have contracts with SEK providing for benefits upon termination of service.

In 2009, the Board of Directors took a decision not to pay the variable remuneration of 2008 to five senior executives. The Board of Directors revised this decision in 2011 after further assessment because the employment contracts of these five leading executives entitled them to the earned variable remuneration from 2008. Consequently, SEK disbursed, and recognized, remuneration in the following amounts in 2011: Jane Lundgren Ericsson Skr 293 thousand, Sirpa Rusanen, Skr 205 thousand, Måns Höglund, Skr 2,399 thousand, Per Åkerlind, Skr 2,497 thousand and Sven-Olof Söderlund, Skr 420 thousand. Because of this non-pensionable one-time payment their total remuneration increased in 2011 compared to 2010.

See also Note 5 to the Consolidated Financial Statements.

C          Board Practices

Activities and Division of Responsibility within the Board of Directors

The Board of Directors establishes rules of procedure every year. The rules of procedure govern such matters as reporting to the Board of Directors, the frequency and form of Board meetings, and delegation and assessment of the work of the Board of Directors and the President. Besides the appointment of the President, the tasks of the Board of Directors are to draw up business plans and budgets, to make decisions on objectives and guidelines for the business, to make certain lending- and funding-related decisions, approve major investments and significant changes to the company organization, and to establish central policies and instructions. In addition to this, the Board monitors financial development and has ultimate responsibility for internal control, compliance and risk management.

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

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board of Directors conform to applicable legislation and the rules of procedure of the Board of Directors. The Board performs an annual assessment of the performance by the Board itself and by the management. Auditors are invited to participate at meetings of the Board at least once a year. The auditors appointed by the annual general meeting and by the Swedish National Audit Office have attended several of the Board’s meetings. Prior to April 2011, SEK’s general counsel acted as secretary to the Board of Directors. Since then, the Executive Director, Head of Strategic Analysis, has acted as secretary to the Board of Directors.

The Board has established a credit committee (the body that deals with credit-related matters), a finance committee (the body that deals with other financial matters besides those relating to credits), an audit committee (the body that deals with the company’s financial reporting, internal control etc) and a remuneration committee (the body that deals with certain remuneration matters). Besides the Board committees and the work for which the Chairman is responsible, work is not divided within the Board of Directors.

Appointing the Board of Directors and Auditors

For companies wholly owned by the State a nominating procedure is applied that replaces the rules for appointing members of the Board of Directors and auditors as per the Code. The nominating procedure for members of the Board of Directors is run and coordinated by the unit for company analysis and corporate governance for state ownership within the Swedish Ministry of Finance. The Board should, according to the articles of association, consist of no less than six members and no more than nine members.

In April 2012 Ernst & Young AB were appointed as external auditors, with Jan Birgerson as principally responsible auditor, by the Annual General Meeting for a period of one year.

Review of Board Activities

The Board of Directors met on 12 occasions in 2012. In addition to this, the Board of Directors held a special strategy seminar.

The work of the Board was carried out in accordance with the established rules of procedure. Meetings of the Board discussed such matters as annual and interim reports, operating targets, business activities, the 2013-2015 business plan, internal capital adequacy assessment (ICAAP), the 2013 budget, organizational and staffing issues and the employee survey. The Board has also dealt with contacts with supervisory authorities, mainly the Swedish Financial Supervisory Authority, in relation to various kinds of regulation matters. Furthermore, the Board has taken certain significant decisions regarding loans and funding. One of the Board meetings was held in Luleå in connection with a study visit to SSAB in Luleå.

While examining the annual and interim accounts the company’s external auditors participated in seven meetings of the Board of Directors and reported to and conducted a dialogue with the Board about their observations arising from the scrutiny and assessment of SEK’s operations, as well as correspondence with supervisory authorities on accounting matters. The Board of Directors is required to hold a meeting with the company auditors at least once a year without the attendance of the President or any other member of the executive management. An auditor elected by the National Audit Office attended two Board meetings in 2012.

Committees

The following is a description of the Parent Company’s committees on which members of the Board of Directors participate as committee members.  Each committee acts pursuant to authority delegated from the Board of Directors in accordance with Swedish law and the procedural rules of the Board of Directors. The Board of Directors reviews the minutes of the meetings of, and the actions taken by, each of such committees. During 2012, the Board’s Credit Committee, Finance Committee, Remuneration Committee and Audit Committee met on 12, 5, 6 and 7 occasions respectively. The Board has an annual process of establishing instructions for all of its committees. At Board meetings, minutes from all committee meetings are reported by their respective chairperson.

Credit Committee

The Credit Committee handles matters relating to credits and credit decisions. The Board of Directors has drawn up a credit policy for the Credit Committee. Upon the request of the Board, the committee has issued a credit instruction that has been reported to the Board. Decision-making rights regarding credits follow an order of delegation established by the Board of Directors. The Board has appointed the following four members to the Credit Committee: Jan Belfrage (chairman), Lars Linder-Aronson, Eva Walder and Ulla Nilsson. From executive management, the President and the Executive Directors, Chief Operating Officer, Chief Risk Officer and Head of Strategic Analysis attended the committee’s meetings. The Head of Strategic Analysis has also acted as secretary to the committee.

Finance Committee

The Finance Committee handles overall questions relating to the company’s long-term and short-term borrowing, liquidity management, risk measurement and risk limits, and matters relating to policy or quality assurance. The Finance Committee is empowered to decide on interest rate limits and currency risk limits. The Board of Directors has established a Finance Policy. The committee has issued a Finance Instruction. Following the annual general meeting in April 2012 the Board appointed the following four members to the Finance Committee: Lars Linder-Aronson (Chairman), Cecilia Ardström, Jan Roxendal and Ulla Nilsson. From the executive management, the President and the Chief Operating Officer attended the committee’s meetings. The company’s general counsel acted as secretary to the committee up until April 2011, since when, the Executive Director, Head of Strategic Analysis, has acted as secretary to the committee. Significant issues that have been handled by the Committee during 2012 are continuous follow-ups of projects for improved methods of calculation of certain market risks, follow-ups of dialog with the Swedish Financial Supervisory Authority’s, the effects and the management of different types of market risks, especially those that generate unrealized changes in market values of assets and liabilities. The Finance Committee has furthermore handled issues that deal with establishment of new types of limits, for example credit spread risk on SEK’s own debt, currency spread risk, and an overall measurement of risk. They have also handled matters related to the company’s credit rating, its appetite for risk, implications of the new rules affecting capital requirements, capital needs, counterpart exposures, the company’s strategy of liquidity placements, reviews of expected requirements for the central clearing of OTC contracts, the company’s valuation models, the company’s process for validation of market data, and the risks associated with certain Eurozone countries.

Remuneration Committee

The Remuneration Committee handled matters relating to salaries, terms of employment and other benefits for the President and the executive management and overall issues relating to salaries, pension and other benefits. The Board of Directors has established a remuneration policy and a remuneration instruction. During 2012 the committee prepared proposals on salaries, pension and other benefits for the President, Senior Executives and other persons in control positions, which the Board is to determine the terms of remuneration. The committee also prepared proposals for the terms and outcomes of the company’s general incentive program. Furthermore, the committee evaluates the compliance with the annual general meetings decisions regarding remuneration. The committee also has processed the Board’s evaluation of its own work and of the President. The Board has appointed the following three members to the Remuneration Committee: Lars Linder-Aronson (chairman), Lotta Mellström and Åke Svensson. The President participated in meetings of the committee in matters that did not relate to the President’s terms and conditions of employment. SEK’s Human Resources Director participated in the committee’s meetings. The Head of Strategic Analysis has acted as secretary to the committee.

Audit Committee

The Audit Committee (established in accordance with the Swedish Companies Act) acts as a working committee for matters relating to the company’s financial reporting and corporate governance in accordance with the Code. The Audit Committee establishes overall instructions for the company’s auditing work. In connection with the annual general meeting, the Board has appointed the following four members to the committee: Jan Roxendal (Chairman), Cecilia Ardström, Lotta Mellström and Åke Svensson. From the executive management, the President and the Administrative Director attended the committee’s meetings. SEK’s Head of Financial Control, the person responsible for SEK’s internal control support function and for monitoring of operational risks and a representative from SEK’s internal audit reported to the committee. The Head of Strategic Analysis acted as secretary to the committee. All meetings of the committee have also been attended by the auditor appointed by the annual general meeting.

The following matters have been discussed at the Audit Committee’s meetings with the external auditors in 2012: the focus and extent of the audit, coordination of internal and external auditing, internal control, critical accounting issues and financial reports submitted by the company, classification of liquidity placements as well as correspondence with supervisory authorities in accounting matters.

Specific matters discussed by the Audit Committee in 2012 included a proposal for a new hedging strategy, the accounting classification of liquidity placements, new disclosure requirements from 2013 in accordance with IRFS13 and IFRS9, which are the future regulatory framework for the classification and valuation of financial instruments.

D                             Employee Relations

During the course of 2012, the number of employees averaged 231 (2011: 234; 2010: 228 employees), of whom 109 (2011: 108, 2010:100) were female and 122 (2011: 126; 2010:

128) were male. The total number of employees at year-end was 235 (year-end 2011: 232 employees). The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans is in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be good.

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

The following table sets forth the share ownership of the Parent Company:

Shareholder	Ownership %	Number of shares
Kingdom of Sweden	100.00	3,990,000
	100.00	3,990,000

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

B                             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• Shareholder, the Swedish State

• Organizations that are controlled through a common owner, the Swedish State

• Subsidiaries

• Key management personnel

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN — The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 29.9 percent of the Group’s outstanding loans as of December 31, 2012, were guaranteed by the State (year-end 2011: 31.6 percent). SEK administers, in return for compensation, the State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(d) and Note 29 to the Consolidated Financial Statements and Item 4 above.

SEK had access to a guarantee of Skr 600 million, issued by the owner, the Swedish State, from which SEK had the right to withdraw capital if SEK deemed it be necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish State, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer be required and expired at June 30, 2011. See Note 3 to the Consolidated Financial Statements.

On February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion, of which Skr 80.0 billion was for the S-system and Skr 20.0 billion was for SEK, via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. In 2010, the parliament also authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). In December, 2012, both the loan facility and the ability to purchase state guarantees were extended for 2013 on the same terms. As of December 31, 2012, SEK has not experienced any need to use the loan facility or purchase any of the Swedish government guarantees. SEK pays an annual fee of Skr 17.0 million (2011: Skr 17.0 million; 2010: Skr 17.0 million) for the loan facility of Skr 20.0 billion which relates to SEK.

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

See also Note 29 to the Consolidated Financial Statements for further details on related-party transactions.

ITEM 8. FINANCIAL INFORMATION

A                             Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements”.

Legal Proceedings

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court. LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc. LBF also claims that SEK was late in paying the amount that SEK calculated as being due. In its lawsuit, LBF is seeking a payment of approximately USD 37 million, plus default interest of approximately USD 45 million through March 30, 2012, for a total of USD 82 million. SEK filed a response with the Stockholm District Court on August 31, 2012, stating that it has already paid all amounts that were properly due to LBF. A first hearing at the Stockholm District Court for the litigation is scheduled for April 2013. SEK believes that LBF’s claims are without merit and intends to vigorously defend its position. SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including the current lawsuit filing. No guarantees on the outcome of SEK’s dispute with LBF can be given.

Other. There is no other material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

SEK’s dividend policy strives to provide SEK’s shareholder with a competitive long-term return on equity consistent with maintaining capital that is well above the regulatory capital requirements. The dividend policy established at the Annual General Meeting on April 26, 2012, states that SEK should, over time, pay a dividend of at least thirty percent of net profit after tax.

The Board of Directors resolved on February 22, 2013, to propose at the Annual General Meeting to be held on April 26, 2013 that a dividend in the aggregate amount of Skr 212.6 million (or Skr 53.29 per share) be paid to the sole shareholder, the Swedish State, in relation to financial year 2012.

The Board of Directors resolved on March 16, 2012, to propose at the Annual General Meeting to be held on April 26, 2012 that a dividend in the aggregate amount of Skr 420.0 million (or Skr 105.26 per share) be paid to the sole shareholder, the Swedish State, in relation to financial year 2011.

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

	In relation to respective years
Skr mn	2012	2011	2010
Dividend	212.6	420.0	301.0
Special dividend	—	—	1,890.0

For additional details regarding equity, see the Consolidated Statement of Equity.

B                             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2012.

ITEM 9. THE OFFER AND LISTING

A                             Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of the SEK’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.  In particular, the 5.125% Global Notes due March 1, 2017, Floating Rate Global Notes due August 14, 2014, 3.25% Global Notes due September 16, 2014, and 1.750% Global Notes due October 2015 are listed on the London Stock Exchange, while SEK’s 2.125% Notes due July 2016, 1.750% Notes due May 30, 2017, Floating Rate Global Notes due August 6, 2015 and Floating Rate Global Notes due January 23, 2017 are listed on the Official List of the Irish Stock Exchange.

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

Annual General Meeting

The Annual General Meeting is held once a year within six months after the end of the preceding fiscal year. Notices convening an Annual General Meeting or any other general meeting called to resolve upon any amendment of the Articles of Association, shall be issued not earlier than six weeks and not later than four weeks prior to the meeting. Notices convening a general meeting, in cases other than those set forth in the preceding sentence, shall be issued not earlier than six weeks and not later than two weeks prior to the meeting.  Each person entitled to vote at an Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

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

If amounts that are considered to be interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or such legal entity on such payments. Swedish preliminary taxes shall normally be withheld also on other return on debt securities (but not capital gains), if the return is paid out together with an amount that is considered to be interest for Swedish tax purposes.

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

G                            Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as operating profit excluding unrealized changes in fair value, and which we refer to herein as “operating profit excluding unrealized changes in fair value”  This is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

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

2012 compared to 2011

Operating profit excluding unrealized changes in fair value amounted to Skr 1,652.6 million in the year ended December 31, 2012, a decrease of 10.6 percent as compared to the year ended December 31, 2011 (when operating profit excluding unrealized changes in fair value amounted to Skr 1,847.6 million). Compared to previous year, the operating profit was negatively impacted by lower other operating income and increased cost related to the implementation of new regulations, especially those related to Basel III. Operating profit was affected positively by a decrease in new provisions for credit losses compared to the previous year. Operating profit excluding unrealized changes in fair value excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for new regulatory framework for large exposures which came into force on January 1, 2013. The derivatives were replaced with new derivative instruments at market terms, with the result that the gain/loss will be close to zero over the maturity of the hedged item.

2011 compared to 2010

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

Operating profit excluding unrealized changes in fair value

	For the year ended December 31,
Skr mn	2012	2011	2010
Operating profit	824.4	1,889.1	3,939.7

Closed interest rate and currency derivatives in hedge relations (1)	-323.5	—	—

Less changes in fair value related to financial assets or liabilities at fair value through profit or loss:

of which designated upon initial recognition (FVO)	13,443.6	-14,019.7	280.7

of which held-for-trading	-12,967.9	13,971.6	-45.2

Changes in fair value related to derivatives used for hedge accounting	1,308.2	-2,253.2	-799.9

Changes in fair value related to available-for-sale securities	8.1	43.9	31.7

Changes in fair value related to loans and receivables	-260.6	-415.0	149.1

Changes in fair value related to other financial liabilities	-409.8	2,630.9	558.6

Ineffectiveness of cash flow hedges that have been reported in the profit or loss	30.1	0.0	0.0

Net change — reported as part of “Net results of financial transactions” — see Note 4 to the Consolidated statement of financial position	1,151.7	-41.5	175.0

Operating profit excluding unrealized changes in fair value	1,652.6	1,847.6	4,114.7

(1)  The result of 2012 excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which comes into force at the turn of 2012/2013.

Operating profit excl. unrealized changes in fair value and excl. profit from sale of Swedbank shares

	For the year ended December 31,
Skr mn	2012	2011	2010
Operating profit	824.4	1,889.1	3,939.7

Less profit from sale of Swedbank shares	—	—	-2,565.0

Closed interest rate and currency derivatives in hedge relations (1)	-323.5	—	—

Less changes in fair value related to financial assets or liabilities at fair value through profit or loss:

of which designated upon initial recognition (FVO)	13,443.6	-14,019.7	280.7

of which held-for-trading	-12,967.9	13,971.6	-45.2

Changes in fair value related to derivatives used for hedge accounting	1,308.2	-2,253.2	-799.9

Changes in fair value related to available-for-sale securities	8.1	43.9	31.7

Changes in fair value related to loans and receivables	-260.6	-415.0	149.1

Changes in fair value related to other financial liabilities	-409.8	2,630.9	558.6

Ineffectiveness of cash flow hedges that have been reported in the profit or loss	30.1	0.0	0.0

Net change — reported as part of “Net results of financial transactions” — see Note 4 to the Consolidated statement of financial position	1,151.7	-41.5	175.0

Operating profit excluding unrealized changes in fair value	1,652.6	1,847.6	1,549.7

(1)  The result of 2012 excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force at the turn of 2012/2013.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

All information about Quantitative and Qualitative Disclosures about Market Risks are included in Note 28 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A                             Disclosure Controls and Procedures

Our chief executive officer, chief operating officer chief administrative officer and the head of financial control have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2012. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Parent Company’s management, including the chief executive officer, chief financial officer, chief administrative and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, the chief executive officer, chief operating officer, chief administrative officer and head of financial control concluded that the Group’s internal control over financial reporting described in Management’s Report on Internal Control over

Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2012.

B                             Management’s Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer and Chief Operating Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS; (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Group; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Operating Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, based on criteria set forth in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33-8810, “Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting”, issued by the Securities and Exchange Commission. Management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on these criteria.

C                             Changes in Internal Control over Financial Reporting

As previously reported in our Report on Form 6-K dated October 24, 2012, during the quarter ended June 30, 2012, we introduced certain improvements and further automation in the process of valuing and analyzing financial instruments, primarily derivatives, and also made changes to the related control activities. During the quarter ended September 30, 2012, we determined there were errors in our valuation of the financial instruments at June 30, 2012, and corrected these errors by restating the related quarterly information. The changes have the overall effect of reducing previously reported net income for the second quarter 2012. The net effect of the restatement has resulted in a reduction of previously reported net profit after tax for the second quarter 2012 by approximately Skr 315 million and an increase of previously reported total other comprehensive income by approximately Skr 40 million. We supplemented our control activities in this area by additional system reconciliations and analytical reviews.  We fully implemented these additional controls prior to year-end and tested their effectiveness as part of our December 31, 2012 assessment.

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

The Parent Company has not found it necessary to designate an audit committee financial expert because the Group is under the supervision of the Swedish Financial Supervisory Authority. Accordingly, SEK believes that there is the opportunity for meaningful independent review of its financial statements by qualified experts (at the Swedish Financial Supervisory Authority), in addition to the independent review performed by the Parent Company’s external auditor.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2012 and 2011, the fees billed from the Parent Company’s independent auditors, Ernst & Young for 2012 and 2011.

Skr mn	2012	2011
Ernst & Young

Audit fee	14.0	13.4
Audit related fee	0.9	0.7
Tax related fee	0.2	0.2
Other fees	—	0.1
Total	15.1	14.4

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

2.6

Fiscal Agency Agreement dated April 4, 2012 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated April 8, 2011 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2011 filed by the Company on March 19, 2012 and incorporated herein by reference).

2.8

Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 (No. 001-8382) and incorporated herein by reference).

2.9

English-language summary of the Terms and Conditions dated 22 February 2012 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Swedish MTN Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No.001-08382) for the year ended December 31, 2011, filed by the Company on March 19, 2012 and incorporated herein by reference).

2.10

ASX Austraclear Registry and IPA Services Agreement dated 14 October 2009 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

2.11

Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1	Certifications Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

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

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of financial position of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Svensk Exportkredit at December 31, 2012 and 2011, and the consolidated results of its operations and it’s cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young AB

	By	/s/ Jan Birgerson
Jan Birgerson
Authorized Public Accountant

Stockholm, Sweden
February 27, 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Skr mn	Note	2012	2011	2010
Interest revenues		10,352.3	10,223.0	12,183.1
Interest expenses		-8,472.4	-8,352.2	-10,284.6
Net interest revenues	2	1,879.9	1,870.8	1,898.5

Commissions earned	3	11.1	12.3	19.7
Commissions incurred	3	-10.9	-14.9	-19.9
Net results of financial transactions	4	-507.7	523.4	2,497.6
Other operating income	7	19.9	108.8	—
Operating income		1,392.3	2,500.4	4,395.9

Personnel expenses	5	-292.2	-282.8	-259.4
Other expenses	6	-232.8	-203.1	-191.9
Depreciations and amortizations of non-financial assets	7	-19.5	-14.5	-13.1
Net credit losses	9	-23.4	-110.9	8.2
Operating profit		824.4	1,889.1	3,939.7

Taxes	10	-115.6	-489.6	-1,048.0
Net profit for the year (after taxes)(1)		708.8	1,399.5	2,891.7

Other comprehensive income related to:
Available-for-sale securities (2),(3)		7.5	12.1	-1,653.3
Derivatives in cash flow hedges (3)		168.2	394.7	-205.6
Tax on other comprehensive income	10	-20.4	-107.0	488.9
Total other comprehensive income		155.3	299.8	-1,370.0
Total comprehensive income (1)		864.1	1,699.3	1,521.7

Skr
Basic and diluted earnings per share(4)	177.6	350.8	724.7

(1) The entire profit is attributable to the shareholder of the Parent Company.

(2) Changes in the value of the shares in Swedbank are included in 2010. See Note 4.

(3) See Consolidated statement of changes in equity.

(4) The average number of shares in 2012 amounts to 3,990,000 (year-end 2011: 3,990,000, year-end 2010: 3,990,000).

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Skr mn	Note	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	11,12	2,338.2	3,749.6
Treasuries/government bonds	11,12	5,111.5	2,033.4
Other interest-bearing securities except loans	11,12	77,693.3	74,738.5
Loans in the form of interest-bearing securities	11,12	57,889.8	66,204.5
Loans to credit institutions	9,11,12	22,083.6	25,791.6
Loans to the public	8,9,11,12	115,478.2	107,938.1
Derivatives	14	25,711.2	31,467.0
Property, plant, equipment and intangible assets	7	150.3	128.4
Other assets	16	4,024.5	3,909.8
Prepaid expenses and accrued revenues	17	2,655.0	3,741.0
Total assets		313,135.6	319,701.9

Liabilities and equity
Borrowing from credit institutions	12,18	14,490.3	15,833.9
Borrowing from the public	12,18	56.9	59.1
Senior securities issued	12,18	258,090.1	257,352.4
Derivatives	14	16,421.0	22,604.8
Other liabilities	19	3,462.3	2,497.0
Accrued expenses and prepaid revenues	20	2,407.6	3,351.0
Deferred tax liabilities	10	728.1	811.6
Provisions	5,21	54.4	49.6
Subordinated securities issued	12,22	3,012.7	3,174.4
Total liabilities		298,723.4	305,733.8

Share capital		3,990.0	3,990.0
Reserves		449.9	294.6
Retained earnings		9,972.3	9,683.5
Total equity	23	14,412.2	13,968.1

Total liabilities and equity		313,135.6	319,701.9

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities:
Subject to lending		39.8	123.0

Contingent assets and liabilities	24	1.1	1.1

Commitments
Committed undisbursed loans	24	25,915.1	25,071.8
Binding offers(1)	24	33,841.2	n.a

(1)During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2010	13,456.1	3,990.0	180.0	1,184.8	8,101.3
Net profit for the year	2,891.7				2,891.7
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	835.5			835.5
Derivatives in cash flow hedges	-2.9		-2.9
Reclassified to profit or loss	-2,691.5		-202.7	-2,488.8
Tax on other comprehensive income	488.9		54.1	434.8
Total other comprehensive income	-1,370.0		-151.5	-1,218.5
Total comprehensive income	1,521.7		-151.5	-1,218.5	2,891.7
Dividend	-2,408.0				-2,408.0
Closing balance of equity 2010(1)	12,569.8	3,990.0	28.5	-33.7	8,585.0

Opening balance of equity 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit for the year	1,399.5				1,399.5
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	-0.8			-0.8
Derivatives in cash flow hedges	546.9		546.9
Reclassified to profit or loss	-139.3		-152.2	12.9
Tax on other comprehensive income	-107.0		-103.8	-3.2
Total other comprehensive income	299.8		290.9	8.9
Total comprehensive income	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity 2011(1),(2)	13,968.1	3,990.0	319.4	-24.8	9,683.5
Opening balance of equity 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Net profit for the year	708.8				708.8
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	6.6			6.6
Derivatives in cash flow hedges	358.2		358.2
Reclassified to profit or loss	-189.1		-190.0	0.9
Tax on other comprehensive income	-20.4		-18.4	-2.0
Total other comprehensive income	155.3		149.8	5.5
Total comprehensive income	864.1		149.8	5.5	708.8
Dividend	-420.0				-420.0
Closing balance of equity 2012(1),(2)	14,412.2	3,990.0	469.2	-19.3	9,972.3

(1) The entire equity is attributable to the shareholder of the Parent Company.

(2) See Note 23

CONSOLIDATED STATEMENT OF CASH FLOWS

	Consolidated Group
Skr mn	2012	2011(3)	2010(3)
Operating activities
Operating profit (1)	824.4	1,889.1	3,939.7

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	23.4	110.9	-8.2
Depreciation	19.5	14.5	10.6
Derivatives	833.0	567.6	3,289.8
Gain on sales of subsidiaries	—	-105.1	—
Exchange rate differences	-3.8	-4.6	0.9
Unrealized changes in fair value	1,151.7	-41.5	175.0
Other	127.7	36.4	-52.3
Income tax paid	-285.7	-1,187.5	-387.8
Total adjustments to convert operating profit to cash flow	1,865.8	-609.3	3,028.0

Disbursements of loans	-50,370.8	-57,673.4	-39,007.8
Repayments of loans	48,843.3	41,113.1	37,517.5
Net change in bonds and securities held	-9,469.4	30,975.3	9,914.4
Other changes - net	-453.6	-66.0	130.1
Cash flow from operating activities	-8,760.3	15,628.8	15,521.9

Investing activities
Capital expenditures	-41.7	139.1	-42.2
Cash flow from investing activities	-41.7	139.1	-42.2

Financing activities
Proceeds from issuance of short-term senior debt	11,842.7	3,403.6	46,931.5
Proceeds from issuance of long-term senior debt	45,801.1	50,167.8	76,667.5
Repayments of debt	-27,141.6	-37,565.7	-111,742.0
Repurchase and early redemption of own long-term debt	-22,694.4	-36,522.6	-33,759.5
Dividend paid	-420.0	-301.0	-2,408.0
Cash flow from financing activities	7,387.8	-20,817.9	-24,310.5

Net cash flow for the year	-1,414.2	-5,050.0	-8,830.8
Exchange rate differences on cash and cash equivalents	2.8	1.6	-7.7
Cash and cash equivalents at beginning of year	3,749.6	8,798.0	17,636.5
Cash and cash equivalents at end of year (2)	2,338.2	3,749.6	8,798.0

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

	Consolidated Group
Skr mn	2012	2011	2010
Interest payments received	11,437.6	10,446.9	12,684.1
Interest expenses paid	9,422.7	8,534.9	10,786.7

(2) Cash and cash equivalents:

	Consolidated Group
Skr mn	2012	2011	2010
Cash at banks	148.2	231.8	225.0
Cash equivalents	2,190.0	3,517.8	8,573.0
Total cash and cash equivalents	2,338.2	3,749.6	8,798.0

Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from the trade date. See Note 11.

(3)Some comparative figures have been restated to ensure comparability between years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is a company domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The consolidated financial statements of SEK as of December 31, 2012 encompass SEK and its wholly owned subsidiaries AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (“the Subsidiaries”). These are together referred to as the “Consolidated Group” or “the Group”.

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

The consolidated financial statements were approved for issuance by SEK’s Board of Directors (the Board of Directors) on February 22, 2013. The Group’s statements of comprehensive income and financial position are subject to approval by SEK’s shareholder, at the annual general meeting to be held on April 23, 2013.

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

(iii) Functional and presentation currency

SEK has determined that the Swedish krona (Skr) is its functional and presentation currency under IFRS. This determination is based on several factors, the significant factors being that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses, especially personnel expenses, other expenses and its taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging certain of the exposures between the Swedish kronor and other currencies.

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

(l)   Earnings per share

(m) Statement of Cash Flows

(n) Critical accounting policies, assumptions and estimates

(a) Changes to accounting policies and disclosure requirements and standards not yet adopted

The accounting policies, in all material aspects, are unchanged in comparison with the financial statements included in SEK’s 2011 Annual Report on Form 20-F, with the exceptions stated below. Certain amounts reported in prior periods have been reclassified to conform to the current presentation.

The Group has adopted the following amendments to standards and interpretations from IASB as from January 1, 2012, but they have had little impact on SEK’s financial reporting:

IFRS 7 Financial Instruments: Disclosures. This amendment requires additional disclosures relating to the transfer of financial assets when financial assets are not derecognized in their entirety and when financial asset are derecognized in their entirety from the statement of financial position but the entity has a continuing involvement in them. The amendment is applicable for repurchase agreements.

The following new standards and changes in standards and interpretations not yet adopted are considered to be relevant to SEK:

IFRS 7 Financial Instruments: Disclosures. The amendments contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. The amendment will increase the disclosure requirements for SEK. The amendment must be applied for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments. This standard is part of a complete overhaul of the existing IAS 39 standard and reduces the number of valuation categories for financial assets, leaving the number of categories of financial liabilities unamended and implements new rules for how changes in own credit spread should be recorded when own debt is measured at fair value. The standard will be supplemented by rules on impairment of financial instruments and hedge accounting. IFRS 9 must be applied for annual periods beginning January 1, 2015. Early application is permitted, although not for publicly listed companies within the EU. Since not all parts of the standard are yet complete, SEK has not yet evaluated their effects.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IASB has issued three new standards for consolidation (IFRS 10, IFRS 11 and IFRS 12) as well as amended IAS 27 and IAS 28. SEK’s conclusion is that the new standards and the amendments will not have a material impact on SEK’s financial statements. The standards and the amendments become effective for annual periods beginning on or after 1 January 2013.

IFRS 13 Fair-value measurement. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair-value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. SEK’s conclusion is that the amendment will not have a material impact on SEK’s financial statements except for additional disclosure requirements. The standard must be applied for annual periods beginning January 1, 2013.

IAS 1 Presentation of Financial Statements: amendments to presentation of items of other comprehensive income. The amendment changes the grouping of items presented in other comprehensive income. Items that could be reclassified to profit or loss would be presented separately from items that will never be reclassified to profit or loss. The amendment affects presentation only and has no impact on SEK’s financial position or performance. The amendment becomes effective for SEK for the annual period beginning January 1, 2013.

IAS 19 Employee Benefits. The IASB has amended IAS 19. These changes are mainly related to defined benefit plans. The amendments to IAS 19 remove the option to defer the recognition of actuarial gains and losses, i.e. the corridor mechanism. The impact on SEK will be as follows: SEK will no longer apply the corridor approach (see section (i) below) and will instead recognize all actuarial gains and losses under other comprehensive income as they occur; all past service costs will be recognized immediately; and interest cost on pension obligations and expected return on plan assets will be replaced by a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). SEK’s conclusion is that the amendment will not have a material impact on SEK’s financial statements. The unrecognized actuarial losses amounted to Skr 36.7 million before taxes as of December 31, 2012, which will have a negative impact on equity. The amendment must be applied for annual periods beginning January 1, 2013.

IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. SEK’s conclusion is that the amendment will not have a material impact on SEK’s financial statements. The amendment must be applied for annual periods beginning on or after January 1, 2014.

There are no other IFRS or IFRIC interpretations that are not yet applicable that would be expected to have a material impact on the group.

(b) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unless otherwise stated or it is clear from the context, the information in these notes relates to both the Consolidated Group and the Parent Company.

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

(c) Segment reporting

Segment information is presented from a management perspective and segments are identified based on internal reporting to the Executive Officers, who serve as the chief operating decision makers. SEK has the following two segments: direct customer financing and end customer financing. Direct financing concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows the information reported to the executive management. Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated under an allocation formula according to internal policies which management believes provide an equitable allocation to the segments.

(d) Recognition of operating income and expenses

(i) Net interest income

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. The reporting of all interest income and interest expenses is made on a gross basis, with the exception of interest income and interest expenses related to derivative instruments, which are reported on a net basis. Interest income and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expenses that are a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation.

The state-supported system (“S-system”). SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income. SEK administers, in return for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). Pursuant to the instruction from the State, the State reimburses SEK for all interest differentials, financing costs and net foreign exchange losses under the S-system. SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. Accordingly, the costs reimbursed by the State are not accounted for in SEK’s statement of comprehensive income. The State’s reimbursements are made on a quarterly basis. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets. Assets and liabilities related to the S-system are included in the statement of financial position.

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

(iii) Net result of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the statement of financial position, except when fair-value changes are recorded in other comprehensive income. Gains and losses comprise gains and losses related to currency exchange effects, interest rate changes, changes in credit spreads on SEK’s own debt, changes in basis-spreads and changes in the creditworthiness of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks in fair-value hedges and inefficiency in cash flow hedges. Interest differential compensation on early repayment of fixed interest rate loans is recognized directly under “Net results of financial transactions”. The compensation is equal to the fair-value adjustment arising from change in applicable interest rates.

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

(f) Financial instruments

(i) Recognition and derecognition in the statement of financial position

The recognition of financial instruments in, and their derecognition from, the statement of financial position is based on the trade dates for securities bought, as well as for securities issued and for derivatives. All other financial instruments are recognized and derecognized in the statement of financial position on their respective settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the statement of total income as one component of “Net results of financial transactions”.

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

Loans and receivables. With regard to financial assets, the category of loans and receivables constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for acquired securities that are not quoted on an active market. From December 1, 2012 the category is prospectively only used for loans and loans in the form of interest bearing securities. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. When one, or multiple, derivatives are used to hedge a currency and/or interest rate exposure relating to a loan or receivable, fair-value hedge accounting is applied. Furthermore, cash flow hedge accounting is applied for certain transactions classified as loans and receivables. This is the case when SEK wishes to hedge against variability in the cash flow from these assets.

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

Financial assets available-for-sale. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized in other comprehensive income. If assets are sold, changes in fair value are transferred from other comprehensive income to profit or loss. From December 1, 2012 the category is used for all new interest bearing securities acquired as SEK’s liquidity placements. Earlier this category was used for securities quoted on an active market that would otherwise be classified in the category of loans and receivables. Listed shares that are available-for-sale are also included in this category.

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

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading “Commitments” below the statement of financial position, are measured as the undiscounted future cash flow concerning loan payments related to loans committed but not yet disbursed at the period end date as well as binding offers.

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

Reacquired debt. SEK reacquires its own debt instruments from time to time. Gains or losses that SEK realizes when reacquiring own debt instruments are accounted for in the statement of comprehensive income as one component of “Net results of financial transactions.”

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

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives hedge interest rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest rate risk). The hedging instrument may consist of one or several derivatives exchanging fixed interest for floating interest in the same currency (interest rate swaps) or one or several instruments exchanging fixed interest in one currency for floating interest in another currency (interest and currency swaps) in which case the currency risk is a part of the fair value hedge.

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

For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

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

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated so that the “Black-Scholes model” recreates observable prices. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and CDS spreads. SEK ensure continuously the high quality of market data, and quarterly in connection with the financial reporting a thorough validation of market data is exercised.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. One example of non-observable market data that SEK uses consists of discounts curves created using observable market data, which is then extrapolated to calculate the non-observable data.

(ix) Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivates. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value through profit or loss. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

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

(g) Tangible assets

Items of property and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Office equipment, buildings and equipment relating to the building are depreciated using the straight-line method over their estimated useful lives. Land is not depreciated. Average useful lives, depreciation methods and residual values are evaluated and reconsidered on a yearly basis. No depreciation is carried out from the time that an asset is classified as an asset held-for-sale.

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

(i) Employee benefits

SEK sponsors both defined contribution and defined benefit pension plans.

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

The companies of the Group participate in various public pension plans covering all employees. Defined benefit accounting should also be applied for public pension plans, provided that sufficient information is available to enable the company to calculate its proportional share of the defined benefit liabilities, assets and costs associated with the plan. The future costs of the plans may change accordingly if the underlying assumptions of the plans change. In addition to this there are individual pension solutions for two former employees that are being disbursed. These have been accounted for in the same way as the company’s other pension obligations.

(j) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: reserve for fair-value changes in respect of available-for-sale securities (fair value reserve) and reserve for fair-value changes in respect of derivatives in cash flow hedges (hedge reserve).

(k) Income tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 22.0 percent (2011: 26.3 percent. 2010: 26.3 percent). Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in the income statement or through other comprehensive income.

(l) Earnings per share

Earnings per share are calculated as Net profit for the year divided by the average number of shares. There is no dilution of shares.

(m) Statement of Cash Flows

The Statement of Cash Flows shows inflows and outflows of cash and cash equivalents during the year. SEK’s Statement of Cash Flows has been prepared in accordance with the indirect method, whereby operating profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date. See Note 11.

(n) Critical accounting policies, judgments and estimates

When applying the Group’s accounting policies, management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. These estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can later differ from the estimates and the assumptions made. Please see below for items for which critical estimates have been made. SEK assesses that the judgments made related to the following critical accounting policies are the most significant:

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

•  Provisions for probable credit losses,

•  Estimates of fair values when quoted market prices are not available,

•  Valuation of derivatives without observable market prices

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currency. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as foreign exchange effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 28 for information on SEK’s positions in foreign currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, SEK makes judgments as to whether these securities are quoted on active markets, based on a number of pre-established factors. SEK has, based on the regulation and guidance in the existing IFRS standards established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process. The definition is based on the markets in which SEK invests. If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available-for-sale and carried at fair value, with changes in value after tax reported under other comprehensive income. From December 1, 2012 all new interest bearing securities acquired as SEK’s liquidity placements are classified as assets available-for-sale. See Note 12 for information on SEK’s classification of financial assets and liabilities.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated through the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. The majority of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Different pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. See Note 28 for disclosure of change in value of assets and liabilities if the market interest rate rises or falls by one percentage point.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 25.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2012 by Skr 70—80 million (2011: Skr 60—70 million. 2010: Skr 50-60 million) and equity by Skr 50—60 million (2011: Skr 40—50 million. 2010: Skr 30-40 million) on that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

Estimates of fair value when quoted market prices are not available

If a transaction is classified as an asset or liability at fair value through profit or loss, fair value must include any impact of credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread, depending on whether the instrument is an asset or a liability. If these assumptions were to be changed, this could result in a material change in the fair value of these instruments.

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2012 by approximately Skr 10-20 million (2011: Skr 20—30 million. 2010: Skr 20-30 million) and equity, at such date, by approximately Skr 40-50 million

(2011: Skr 30—40 million. 2010: Skr 30-40 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2012 by approximately Skr 250-350 million (2011: Skr 300—400 million. 2010: Skr 400-500 million) and equity, at such date, by approximately Skr 200-300 million (2011: Skr 200-300 million. 2010: Skr 200-300 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

Developments on the financial markets have to some extent affected the prices at which SEK’s debt is issued. These changes, which are different in different markets, have been included in the calculation of fair value for these liabilities. The models used include both directly observable and implied market parameters.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products, in which the fair value of certain embedded derivatives (though not bifurcated) sometimes requires sophisticated models in order to value these instruments. If the assumptions used in these models were to change, this could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges), a potential material effect on profit or loss or equity would result only if there were changes in the credit spreads or basis spreads.

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e. the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good creditworthiness. Moreover, SEK endeavors to enter into ISDA Master Agreements with Credit Support Annexes with its counterparties, which obligate counterparties to post collateral in certain circumstances. This means that the greatest permitted risk level is established in advance, regardless of what changes in market value may occur. Swaps are valued at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. For counterparties for which SEK has a positive portfolio value, SEK uses a model to adjust the fair value of the net exposure for changes in the counterparty’s creditworthiness. The models used cover both directly observable and derived market parameters.

Note 2.  Net interest revenues

	Consolidated Group
Skr mn	2012	2011	2010
Interest revenues were related to:
Loans to credit institutions	993.8	1,197.3	1,191.9
Loans to the public	3,736.6	3,679.2	3,018.1
Interest-bearing securities	1,259.7	1,950.0	1,679.8
Impaired financial assets	3.2	3.1	3.1
Derivatives	4,359.0	3,393.4	6,290.2
Total interest revenues	10,352.3	10,223.0	12,183.1
Total interest expenses	-8,472.4	-8,352.2	-10,284.6
Net interest revenues	1,879.9	1,870.8	1,898.5

	Consolidated Group
Skr mn	2012	2011	2010
Interest revenues were related to:
Financial assets available-for-sale	143.2	211.9	66.8
Financial assets at fair value through profit or loss	4,633.8	3,801.8	6,715.4
Loans and receivables	5,575.3	6,209.3	5,400.9
Total interest revenues	10,352.3	10,223.0	12,183.1

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-4,088.8	-3,945.4	-4,149.9
Financial guarantees	-147.1	-216.9	-248.6
Other financial liabilities	-4,236.5	-4,189.9	-5,886.1
Total interest expenses	-8,472.4	-8,352.2	-10,284.6

Net interest revenues	1,879.9	1,870.8	1,898.5

In interest revenues Skr 89.4 million (2011: Skr 72.4 million; 2010: Skr 48.7 million) represent remuneration from the S-system (see Note 25).

Interest revenues in the Consolidated Group by geographic market are 33.9 percent (2011: 36.2 percent; 2010: 24.2 percent) from Sweden, 18.1 percent (2011: 24.7 percent; 2010: 52.4 percent) from other European countries and 48.0 percent (2011: 39.1 percent; 2010: 24.4 percent) from other countries outside of Europe.

Note 3. Net commissions

	Consolidated Group
Skr mn	2012	2011	2010
Commissions earned were related to:
Capital market commissions	5.5	8.6	6.8
Financial consultants’ commissions	4.1	2.3	12.7
Other commissions earned	1.5	1.4	0.2
Total commissions earned	11.1	12.3	19.7

Commissions incurred were related to:
Depot and bank fees	-7.4	-8.2	-10.1
Brokerage	-2.8	-2.8	-3.6
Risk capital guarantee from shareholder(1)	—	-1.8	-3.6
Financial consultants’ commissions	-0.3	-0.8	-1.5
Other commissions incurred	-0.4	-1.3	-1.1
Total commissions incurred	-10.9	-14.9	-19.9
Net commissions	0.2	-2.6	-0.2

(1) SEK has had access to a guarantee of Skr 600 million, issued by the owner, the Swedish state, from which SEK has had the right to draw on the guarantee if deemed necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer to be required and expired at June 30, 2011.

Commissions earned in the Consolidated Group by geographic market are divided as follows: 73.8 percent (2011: 43.6 percent; 2010: 51.2 percent) are from Sweden, 17.2 percent (2011: 56.5; 2010: 34.2 percent) are from Europe except Sweden and 9.0 percent (2011: 0.0 percent; 2010: 14.7 percent) are from countries outside of Europe.

Commissions incurred in the Consolidated Group by geographic market are divided as follows: 20.6 percent (2011: 34.7 percent; 2010: 34.5 percent) are from Sweden, 78.2 percent (2011: 65.0 percent; 2010: 59.9 percent) are from Europe except Sweden and 1.2 percent (2011: 0.3 percent; 2010: 5.5 percent) are from countries outside of Europe.

Commissions earned from financial assets and liabilities not measured at fair value through profit or loss amount, for the Consolidated Group, to Skr 0.0 million (2011: 0.2 million; 2010: Skr 0.2 million).

Commissions incurred from financial assets and liabilities not measured at fair value through profit or loss amount, for the Consolidated Group, to Skr 0.1 million (2011: 0.2 million; 2010: Skr 0.7 million).

Note 4. Net result of financial transactions

	Consolidated Group
Skr mn	2012		2011		2010
Net results of financial transactions were related to:
Currency exchange effects on all assets and liabilities excl. Currency exchange effects related to revaluation at fair value	3.0		4.8		-0.8
Interest compensation	1.1		42.2		99.4
Realized results on settled assets and repurchased debt	639.9	(1)	434.9	(2)	2,574.0	(3)
Total net results of financial transactions, before certain fair value changes	644.0		481.9		2,672.6

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-1,151.7	(1)	41.5		-175.0
Total net results of financial transactions	-507.7		523.4		2,497.6

Realized results on settled assets and repurchased debt

	Consolidated Group
Skr mn	2012		2011		2010
Financial assets or liabilities at fair value through profit or loss	247.0	(1)	403.3	(2)	140.1
Financial assets available-for-sale	—		—		2,565.0	(3)
Loans and receivables	1.4		—		-137.9
Other financial liabilities	391.5		31.6		6.8
Total	639.9		434.9		2,574.0

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives, for categories of financial instruments

	Consolidated Group
Skr mn	2012		2011	2010
Financial assets or liabilities at fair value through profit or loss
of which designated upon initial recognition (FVO)	-13,443.6		14,019.7	-280.7
of which held-for-trading	12,967.9		-13,971.6	45.2
Derivatives used for hedge accounting	-1,308.2	(1)	2,253.2	799.9
Financial assets available-for-sale (4)	-8.1		-43.9	-31.7
Loans and receivables (4)	260.6		415.0	-149.1
Other financial liabilities (4)	409.8		-2,630.9	-558.6
Ineffectiveness of cash flow hedges that have been reported in the profit or loss	-30.1		0.0	0.0
Total	-1,151.7		41.5	-175.0

(1) A previously recognized unrealized gain was realized during third quarter of 2012 when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which comes into force January 1, 2013. The net loss in operating profit amounted to Skr 30,1 million. Realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized losses amounting to Skr 353.6 million. The derivatives were replaced with new derivative instruments at market terms.

(2) 2011 included a realized gain of Skr 279.3 million from a sale of a receivable related to Lehman Brothers. The receivable had been previously reported as a contingent asset.

(3) The disposal of the shares in Swedbank in the fourth quarter of 2010 is reported in the line item Realized results in settled assets and repurchased debt with a value of Skr 2,565.0 million, which corresponds to the changes in fair value that has been reported previously as other comprehensive income and has been included in the fair value reserve within equity.

(4) Changes in fair value of financial assets available-for-sale, loans and receivables and other financial liabilities have been accounted for through profit and loss when such asset or liability is subject to fair value hedging in terms of changes in fair value related to the hedged risk. See Note 13 for information on the portion of those assets or liabilities that are subject to fair value hedging and gains and losses on hedging instruments and the hedged risk.

Note 5. Personnel expenses

	Consolidated Group
Skr mn	2012	2011	2010
Personnel expenses:
Salaries and remuneration to the Board of Directors and the Presidents	-7.5	-7.4	-6.9
Salaries and remuneration to Senior Executives	-11.8	-17.1	-10.9
Salaries and remuneration to other employees	-145.8	-140.0	-113.1
Pensions	-55.8	-49.1	-67.0
Social insurance	-57.3	-54.6	-45.1
Other personnel expenses	-14.0	-14.6	-16.4
Total personnel expenses	-292.2	-282.8	-259.4

Personnel expenses include an estimated cost, including social fees, for the general personnel incentive system, GIS, of Skr 27.5 million (2011: Skr 25.5 million; 2010: Skr 0.0 million). GIS, is the only type of variable remuneration at SEK and constitutes a unilateral offer by the Company, which the Company may alter or withdraw from time to time at its discretion. The content, scope and validity of GIS, as well as any amendments or supplements thereof, can only be decided by the Board. The amount paid to participants generally corresponds to a maximum of two months’ salary (including relevant social costs, which are paid by the company and reduce the remuneration paid to the employee). GIS covers all permanent employees, except the CEO, other members of the Executive Committee, Head of Financial Control and Head of Risk Control.

The combined total of the remuneration to senior executives, excluding the President of the Parent Company, amounted to Skr 13.7 million (2011: Skr 19.2 million; 2010: Skr 12.7 million). Of the remuneration to senior executives, Skr 13.2 million (2011: Skr 14.8 million; 2010: Skr 12.4 million) is pensionable. Of the remuneration to the President of the Parent Company, Skr 4.3 million (2011: Skr 4.3 million; 2010: Skr 4.1 million) is pensionable.

	Consolidated Group
Average number of employees	2012	2011	2010
Women	109	108	100
Men	122	126	128
Total	231	234	228

	Consolidated Group
Average number of employees, geographically located	2012	2011	2010
Sweden	230	233	227
Singapore	1	1	1
Total	231	234	228

	Consolidated Group
Number of employees at year-end	2012	2011	2010
Women	114	111	106
Men	121	121	129
Total	235	232	235

2012 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Variable remuneration	Other benefits (2)	Pension fee (3)		Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-398	—	—	—	—		-398
Other members of the Board of Directors:
Cecilia Ardström	-166	—	—	—	—		-166
Jan Belfrage	-165	—	—	—	—		-165
Ulla Nilsson	-168	—	—	—	—		-168
Jan Roxendal	-176	—	—	—	—		-176
Åke Svensson	-163	—	—	—	—		-163
Lotta Mellström(4)	—	—	—	—	—		—
Eva Walder(4)	—	—	—	—	—		—
Senior Executives:
Peter Yngwe, President and CEO	—	-4,203	—	-131	-2,506	(5)	-6,840
Jane Lundgren-Ericsson, President for AB SEK Securities and deputy COO		-1,911	—	-57	-637		-2,605
Sirpa Rusanen, Executive Director-Human Resources	—	-1,192	—	-113	-423		-1,728
Per Jedefors, Executive Director-Chief Risk Officer	—	-2,923	—	-53	-905		-3,881
Per Åkerlind, Executive Director-Chief Operating Officer	—	-2,940	—	-112	-2,079	(6)	-5,131
Sven-Olof Söderlund, Executive Director-Strategic Analysis	—	-2,212	—	-97	-720		-3,029
Susanna Rystedt, Executive Director-Chief Administrative Officer	—	-1,850	—	-91	-599		-2,540
Johan Winlund, Executive Director-Communications quit February 29, 2012	—	-167	—	-16	-38		-221
Total	-1,236	-17,398	—	-670	-7,907		-27,211

2011 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Variable remuneration related to 2008	Other benefits (2)	Pension fee (3)		Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-268	—	—	—	—		-268
Other members of the Board of Directors:
Cecilia Ardström	-112	—	—	—	—		-112
Jan Belfrage	-148	—	—	—	—		-148
Ulla Nilsson	-70	—	—	—	—		-70
Jan Roxendal	-164	—	—	—	—		-164
Åke Svensson	-58	—	—	—	—		-58
Lotta Mellström(4)	—	—	—	—	—		—
Eva Walder(4)	—	—	—	—	—		—
Board members who resigned at the AGM 2011:
Ulf Berg, Chairman of the Board of Directors	-64	—	—	—	—		-64
Karin Apelman	-50	—	—	—	—		-50
Christina Liffner	-45	—	—	—	—		-45
Helena Levander	-37	—	—	—	—		-37
Risto Silander	-39	—	—	—	—		-39
Senior Executives:					—
Peter Yngwe, President and CEO	—	-4,125	—	-137	-2,377	(5)	-6,639
Jane Lundgren-Ericsson, President for AB SEK Securities and deputy COO	—	-1,788	-293	-49	-508		-2,638
Sirpa Rusanen, Executive Director-Human Resources	—	-1,128	-205	-93	-398		-1,824
Johan Winlund, Executive Director-Communications	—	-805	—	-36	-222		-1,063
Måns Höglund, retired with pension May 31, 2011	—	-1,276	-2,399	-52	-716		-4,443
Per Jedefors, employed September 2, 2011, Executive Director-Chief Risk Officer	—	-959	—	-3	-304		-1,266
Per Åkerlind, Executive Director-Chief Operating Officer	—	-2,890	-2,497	-103	-2,024	(6)	-7,514
Sven-Olof Söderlund, Executive Director-Strategic Analysis	—	-2,258	-420	-97	-898		-3,673
Susanna Rystedt, Executive Director-Chief Administrative Officer	—	-1,789	—	-70	-550		-2,409
Total	-1,055	-17,018	-5,814	-640	-7,997		-32,524

2010 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Variable remuneration related to 2008	Other benefits (2)	Pension fee (3)		Total
Chairman of the Board of Directors:
Ulf Berg	-185	—	—	—	—		-185
Vice Chairman of the Board of Directors:
Christina Liffner	-132	—	—	—	—		-132
Other members of the Board of Directors:
Karin Apelman	-160	—	—	—	—		-160
Jan Belfrage	-77	—	—	—	—		-77
Helena Levander	-114	—	—	—	—		-114
Jan Roxendal	-138	—	—	—	—		-138
Risto Silander	-118	—	—	—	—		-118
Eva Walder(4)	-37	—	—	—	—		-37
Board members who resigned at the AGM 2010:
Bo Netz	-35	—	—	—	—		-35
Senior Executives:
Peter Yngwe, President and CEO	—	-4,047	—	-144	-3,398	(5)	-7,590
Jane Lundgren-Ericsson, President AB SEK Securities and deputy COO	—	-1,699	—	-55	-340		-2,094
Sirpa Rusanen, Executive Director-Human Resources	—	-1,128	—	-83	-375		-1,585
Måns Höglund, Executive Director-Corporate & Structured Finance	—	-2,862	—	-124	-2,212		-5,198
Per Åkerlind, Executive Director-Chief Operating Officer	—	-2,717	—	-123	-2,154	(6)	-4,994
Sven-Olof Söderlund, Executive Director-Strategic Analysis	—	-1,992	—	-101	-836		-2,929
Susanna Rystedt, Executive Director-Chief Administrative Officer	—	-1,735	—	-68	-498		-2,301
Total	-996	-16,180	—	-697	-9,813		-27,687

(1) Predetermined salary or other compensation such as holiday pay and allowances.

(2) Other benefits consists of, for example, car allowances and subsistence benefits for the use of a cottage in the mountains.

(3) Includes the effect of reallocation of salary to pension contribution, premiums for insurance covering sickness benefit for prolonged illness, other public risk insurance as a result of collective agreements.

(4) Since April 29, 2010 remuneration is not paid to the representatives on the Board who are employed by the owner, the Swedish Government.

(5)The retirement age of the President, Peter Yngwe, is 65 years and the pension fee is 30 percent of his fixed salary. Pension fees for the full year 2012 exceeding 30 percent pertain to additional pension contributions negotiated in 2010 regarding the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million was disbursed in 2012. The additional pension contributions were conditioned on Peter Yngwe remaining employed by SEK, and would not have been disbursed in case of resignation prior to the dates of each payment. Payments for the additional pension contributions are now completed.

(6) Pension fees for Per Åkerlind for the full year 2012 exceeding 30 percent of his fixed salary pertain to additional pension contributions negotiated in 2010 regarding the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million was disbursed in 2012. The additional pension contributions were conditioned on Per Åkerlind remaining employed by SEK, and would not have been disbursed in case of resignation prior to the dates of each payment.  Payments for the additional pension contributions are now completed.

Comprehensive information on the company’s remuneration policy in accordance with the Swedish Financial Supervisory Authority’s Regulations and General Guidelines governing remuneration policies in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management (FFFS 2011:1), is disclosed in connection with the publication of annual accounts on February 22, 2013 in the Pillar 3 report. SEK’s disclosure provides information about the principles applied for remuneration earned in 2012. The disclosure also describes the design of the remuneration policy, as adopted by the company.

Retirement age is 65 for all senior executives. Retirement benefits, termination conditions and other terms of employment for the CEO and other senior executives follow current guidelines for senior executives in state-owned enterprises (Guidelines for the employment of senior executives 2009-04-20) where the BTP plan (as described below) is included as an approved public agreed defined benefit pension plan. Pension provisions for senior executives in SEK shall be limited to

30 percent of pensionable salary for retirement and survivor benefits. The contribution for retirement and survivor’s pension can exceed 30 percent on account of SEK’s implementation of a defined benefit pension plan resulting from an agreement between the Banking Institutions Employers’ Organization (BAO) and the Finance Association, covering employees in the banking and finance industries.

For all the senior executives at SEK, including the President Peter Yngwe, the company pays premiums for insurance for sickness benefits for prolonged illness, other public risk insurance arising out of collective agreements, travel insurance and health insurance. Other benefits consist of for example car allowances, subsistence benefit and benefits for the use of a cottage in the mountains.

Peter Yngwe, Per Åkerlind and Sven-Olof Söderlund have the right of 6 months’ notice prior to termination initiated by SEK and are, in addition, entitled to severance pay corresponding to 18 monthly salaries. Deduction is made for income obtained from new employment. For all other senior executives, the notice period upon termination initiated by SEK follows collective agreements. Upon resignation initiated by the employee, the notice period is 3 or 6 months.

The Consolidated Group
The employees at SEK have a collectively bargained pension through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2012	2011	2010
Service cost	-7.4	-6.5	-7.3
Prior Service cost	0.0	0.0	-5.8
Interest cost	-4.9	-6.6	-7.1
Expected return on plan assets	4.0	3.3	5.0
Amortization of actuarial gains and losses	0.5	5.1	-4.5
Settlement	0.0	0.0	-3.0
Net defined benefit pension cost	-7.8	-4.7	-22.7
Special payroll tax for defined benefit pension commitments	-1.9	-1.1	-5.5
Net defined contribution pension cost, including special payroll tax	-46.1	-43.3	-38.8
Net pension cost	-55.8	-49.1	-67.0

The following table specifies the net value of defined benefit pension obligations

Skr mn	2012	2011	2010
Defined benefit obligations	259.5	251.8	211.7
Plan assets	-178.3	-164.3	-171.3
Net value	81.2	87.5	40.4
Unrecognised actuarial losses, net	-36.7	-40.5	9.8
Provision for pensions, net obligation (see Note 21)	44.5	47.0	50.2

The following table shows the development of defined benefit obligations

Skr mn	2012	2011	2010
Defined benefit obligation, opening balance	251.8	211.7	210.7
Prior service cost	0.0	0.0	5.8
Service cost	7.4	6.5	7.3
Interest cost	4.9	6.6	7.1
Benefits paid	-7.5	-7.4	-6.9
Settlement	0.0	-12.4	-21.2
Actuarial (gains and) losses, experience effects	3.0	-6.4	6.7
Actuarial (gains and) losses, due to changed assumptions	-0.1	53.2	2.2
Defined benefit obligation, closing balance	259.5	251.8	211.7

The following table shows the development of plan assets

Skr mn	2012	2011	2010
Fair value of plan assets, opening balance	164.3	171.3	176.3
Expected return on plan assets	4.0	3.3	5.0
Contributions by the employer	9.0	7.5	8.6
Benefits paid	-6.2	-6.0	-5.5
Settlement	0.0	-13.4	-21.0
Actuarial gains	7.2	1.6	7.9
Fair value of plan assets, closing balance	178.3	164.3	171.3

The following table shows principal actuarial assumptions used end of year

%	2012		2011	2010
Discount rate	2.1		2.0	3.3-3.8
Expected return on plan assets	n.a.	(1)	2.4	2.0-5.0
Expected salary increase	3.5		3.5	3.4-3.5
Expected inflation	1.6		1.5	2.0
Expected turnover	4.0		4.0	2.0

(1) Not applicable due to changes in regulations.

Reconciliation of pension liabilities

Skr mn	2012	2011	2010
Pension liabilities, opening balance	47.0	50.2	37.5
Net periodic pension cost	7.8	4.7	22.7
Net contribution, plan assets	-9.0	-7.5	-8.6
Net pension payments	-1.3	-1.4	-1.4
Reductions and adjustments	0.0	1.0	0.0
Pension liabilities, closing balance	44.5	47.0	50.2

Pension expense in 2012 for defined benefit pensions amounts to Skr 7.8 million (2011: Skr 4.7 million; 2010: Skr 22.7 million). In 2012, there is also an actuarial gain of Skr 0.5 million (2011: gain of Skr 5.1 million; 2010: loss of Skr 4.5 million). The actuarial gain arises because there are no longer any active employees in the defined benefit pension plan.

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

Expected inflation

The assumption of expected inflation levels with Swedish bonds at the inflated adjusted rate.

Expected employee turnover

The assumption reflects the expected level of employees leaving service each year.

Note 6. Other expenses

	Consolidated Group
Skr mn	2012		2011	2010
Travel expenses and marketing	-20.9		-20.5	-18.1
IT and information system	-91.9	(1)	-65.3	-57.9
Fees	-76.9		-75.5	-86.8
Real estate and premises expenses(2)	-31.3		-30.3	-15.9
Other	-11.8		-11.5	-13.2
Total other expenses	-232.8		-203.1	-191.9

(1) The increase is mainly due to an increase in expenses for IT development related to mandatory regulations.

(2) SEK is a partner in rental agreements of office space in Stockholm and Singapore.

Cost of operating leases

	Consolidated Group
Skr mn	2012	2011	2010
Leases	-29.9	-27.9	-9.8

The major part relates to office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2012	December 31, 2011	December 31, 2010
Within 1 year	-25.8	-30.0	-28.7
Between 1 and 5 years	-72.9	-105.7	-135.1
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases	-98.7	-135.7	-163.8

Remuneration to auditors

	Consolidated Group
Skr mn	2012	2011		2010
Ernst & Young:
Audit fee	-14.0	-13.4	(1)	-13.5
Audit related fee	-0.9	-0.7		-0.5
Tax related fee	-0.2	-0.2		-0.2
Other fees	—	-0.1		-1.2

The Swedish National Audit Office:
Audit fee	—	-0.8		-0.2
Total	-15.1	-15.2		-15.6

(1) of which 1.5 million refer to year 2010

Audit fee also includes auditing of reporting to authorities and issued prospectuses. Remuneration to auditors may for accounting reasons be included in other items than “Other expenses”.

Note 7. Tangible and intangible assets

	Consolidated Group
	December 31, 2012	December 31, 2011
Skr mn
Buildings
Acquisition cost at the befinning of the year	0.7	142.8
Sales or disposals of the year	0.0	-142.1	(1)
Accumulated depreciations at the beginning of the year	-0.4	-41.4
Depreciations of the year	0.0	-0.5
Reversed depreciations due to sale or disposal	0.0	41.5
Book value	0.3	0.3

Land
Acquisition cost	0.1	0.1
Book value	0.1	0.1

Office and building equipment
Acquisition cost at the beginning of the year	64.4	90.2
Acquisitions of the year	7.2	16.2
Sales or disposals of the year	-2.4	-42.0
Accumulated depreciations at the beginning of the year	-24.0	-49.7
Reversed depreciations due to sale or disposals	1.9	35.1
Depreciations during the year	-11.5	-9.4
Currency differences	-0.1	-0.1
Book value	35.5	40.3

Intangible assets
Acquisition cost at beginning of the year	205.3	130.2
Acquisitions of the year	34.7	75.1
Accumulated depreciations at the beginning of the year	-117.6	-113.1
Depreciations of the year	-8.0	-4.5
Book value	114.4	87.7

Net book value
Property, land and equipment	35.9	40.7
Intangible assets	114.4	87.7
Total net book value	150.3	128.4

Depreciations during the year according to the Consolidated Statement of Comprehensive Income	-19.5	-14.5

(1) The subsidiary AB SEKTIONEN, owner of SEK’s former office building was sold during the second quarter 2011 and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

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

	Consolidated Group
	December 31, 2012		December 31, 2011
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	672.9	652.2	692.2	666.8
Later than one year and no later than five years	246.4	207.4	300.5	245.0
Later than five years	71.5	67.0	102.5	93.4
Total	990.8	926.6	1,095.2	1,005.2

Unearned finance income	—	64.2	—	90.0
Unguaranteed residual value	—	—	—	—
Total	990.8	990.8	1,095.2	1,095.2

All lease agreements are classified as Loans and receivables. The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9. Impairment and past-due receivables

	Consolidated Group
Skr mn	2012	2011	2010
Credit losses (1), (2)	-71.7	-125.1	-119.7
Reversal of previous write-downs (1),(2),(3)	34.6	10.0	126.9
Net impairment and reversals	-37.1	-115.1	7.2
Recovered credit losses	13.7	4.2	1.0
Net credit losses	-23.4	-110.9	8.2
of which related to loans(4)	-48.7	-78.4	92.8
of which related to liquidity placements(4)	25.3	-32.5	-84.6

Changes in reserves of financial assets
Balance brought forward	-683.7	-568.6	-939.9
Impaired financial assets sold	—	—	364.1
Net impairments and reversals	-37.1	-115.1	7.2
Balance carried forward	-720.8	-683.7	-568.6
of which related to loans(4)	-235.1	-172.7	-49.1
of which related to liquidity placements (4)	-485.7	-511.0	-519.5

(1) SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 31.5 million was recorded in 2012 in relation to these two CDOs (2011: impairment of Skr 16.0 million; 2010: impairment of Skr 119.4 million), bringing the total of such impairment to Skr 462.6 million (2011: Skr 491.4 million; 2010: 475.4 million). The assets have a gross book value before impairment of Skr 594.4 million (year-end 2011: Skr 641.4 million).

(2) The amount for 2012 includes a provision of Skr 40.0 million (year-end 2011: provision of Skr 110.0 million) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 200.0 million (year-end 2011: Skr 160.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK has made an assessment of the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3) Of which Skr 28.0 million (2011: Skr — million; 2010: Skr - million) refers to unrealized currency effects during the period January-December 2012.

(4) See Note 11 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

	Consolidated Group
Skr mn	2012		2011		2010
Past-due receivables:
Aggregate amount less than 90 days past-due	155.4	(1)	154.2	(1)	154.6	(1)
Aggregate amount of principal and interest more than 90 days past-due	1,418.7	(1),(2)	891.8	(1),(2)	273.2	(1),(2)
Principle amount not past-due on such receivables	1,552.4	(1)	2 079.4	(1)	2 682.9	(1)

(1) Past-due receivables consist primarily of amortization related to one loan in respect of which discussion of restructuring has been initiated but not concluded. For this loan interest has been paid in full and is therefore not past-due. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made. SEK has no other restructured receivables.

(2) Of the aggregate amount of principal and interest past due Skr 144.5 million (2011: Skr 153.5 million; 2010: Skr 273.2 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 144.5 million (2011: Skr 153.5 million; 2010: Skr - million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 10. Taxes

	Consolidated Group
Skr mn	2012	2011	2010
Income tax
Adjustment previous year	-1.7	-15.9	0.0
Current tax	-216.0	-403.6	-1,038.8
Deferred tax	102.1	-70.1	-9.2
Total income tax	-115.6	-489.6	-1,048.0

Income tax related to other comprehensive income
Current tax	-2.0	-3.2	0.0
Deferred tax	-44.3	-103.8	488.6
Adjustment of deferred taxes due to reduced tax rate(1)	25.9	—	—

Income tax related to other comprehensive income	-20.4	-107.0	488.6
Reconciliation of effective tax rate
The Swedish corporate tax rate, %	26.3	26.3	26.3
Profit before taxes	824.3	1,889.1	3,939.7

National tax based on profit before taxes 26.3%	-216.8	-496.8	-1,036.1
Tax effects of:
Non-taxable income	0.2	27.6	0.0
Non-deductible expenses	-5.3	-1.4	-1.8
Imputed interest on tax allocation reserve	-8.4	-12.9	-8.3
Adjustment previous year	-1.7	-15.9	-0.9
Adjustment of deferred taxes due to reduced tax rate(1)	116.4	—	—
Other	0.0	9.8	-0.9
Total tax	-115.6	-489.6	-1,048.0
Effective tax expense in %	14.0	25.9	26.6

(1) The effective tax rate is lower than the nominal tax rate because in 2012 the Swedish parliament decided to lower the corporate income tax from 26.3 percent to 22.0 percent, taking effect on January 1, 2013.

	Consolidated Group
Skr mn	2012	2011	2010
Deferred tax assets concerning:
Other temporary differences	9.7	14.5	29.8
Total deferred tax assets	9.7	14.5	29.8

Deferred tax liabilities concerning:
Untaxed reserves	605.5	709.7	634.3
Temporary differences, real estate	0.0	0.0	26.0
Temporary differences, financial instruments
- Cash flow hedges	132.3	114.0	10.2
- Other temporary differences	0.0	2.4	-9.6
Total deferred tax liabilities	737.8	826.1	660.9
Net deferred tax liabilities (+) / tax assets (-)	728.1	811.6	631.1

No deductable loss carry forwards existed as of December 31, 2012; December 31, 2011 or December 31, 2010.

Change in deferred taxes	Consolidated Group
Skr mn	2012	2011	2010
Opening balance	-811.6	-631.1	-1,102.2
Change through profit or loss	102.1	-70.1	-9.2
Change in other comprehensive income	-18.4	-103.8	488.6
Other	-0.2	-6.6	-8.3
Total	-728.1	-811.6	-631.1

Note 11. Loans and liquidity placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

	Consolidated Group
Skr mn	December 31, 2012	December 31, 2011
Loans:
Loans in the form of interest-bearing securities	57,889.8	66,204.5
Loans to credit institutions	22,083.6	25,791.6
Loans to the public	115,478.2	107,938.1
Less:
Deposits with time to maturity exceeding three months	-2,544.4	-4,334.3
Total loans	192,907.2	195,599.9

Liquidity placements:
Cash and cash equivalents (1)	2,338.2	3,749.6
Deposits with time to maturity exceeding three months	2,544.4	4,334.3
Treasuries/government bonds	5,111.5	2,033.4
Other interest-bearing securities except loans	77,693.3	74,738.5
Total liquidity placements	87,687.4	84,855.8

of which
- issued by public authorities	62,432.3	29,004.1
- quoted on an exchange	123,688.5	139,901.7

(1) Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Regarding reserves, impairments and recovery see Note 9.

Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be at maturity are reported below with the amount that exceeds or fall short of the nominal amount.

	Consolidated Group
Skr mn	December 31, 2012	December 31, 2011
Sum of amounts exceeding nominal	246.4	136.4
Sum of amounts falling below nominal	-13.7	-29.9

Volume Development, Lending

	Consolidated Group		of which S-system
	Total		Total		Of which
					CIRR- loans	Concessionary loans
Skr mn	2012	2011	2012	2011	2012	2012
Offers of long-term loans accepted	56,235	51,249	19,919	7,965	19,919	0
Syndicated customer transactions	—	39	—	—	—	—
Total customer financial transactions	56,235	51,288	19,919	7,965	19,919	0
Undisbursed loans at year-end	25,915	25,072	12,675	9,036	12,586	89
Loans outstanding at year-end	192,907	195,600	39,499	34,227	38,647	852

Outstanding loans as per loan type

	Consolidated Group		of which the S-system
Skr mn	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Total lending for export of capital products	105,145	102,566	39,499	34,227
Other lending related to export	72,601	71,729	—	—
Lending related to infrastructure	15,161	21,305	—	—
Total lending	192,907	195,600	39,499	34,227

Outstanding loans as per business area

	Consolidated Group		of which the S-system
Skr mn	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
End customer financing	103,957	101,122	39,499	34,227
Direct customer financing	88,913	94,430	—	—
Other	37	48	—	—
Total lending	192,907	195,600	39,499	34,227

Note 12 Classification of financial assets and liabilities

	Consolidated Group, December 31, 2012
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for-trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	2,338.2	—	—	—	—	2,338.2
Treasuries/government bonds	5,111.5	—	—	—	4,261.1	850.4
Other interest-bearing securities except loans	77,693.3	—	2,996.8	—	13,118.2	61,578.3
Loans in the form of interest-bearing securities	57,889.8	—	2,136.4	—	—	55,753.4
Loans to credit institutions	22,083.6	—	—	—	—	22,083.6
Loans to the public	115,478.2	—	—	—	—	115,478.2
Derivatives	25,711.2	11,319.7	—	14,391.5	—	—
Total financial assets	306,305.8	11,319.7	5,133.2	14,391.5	17,379.3	258,082.1

	Consolidated Group, December 31, 2012
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for-trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,490.3	—	—	—	14,490.3
Borrowing from the public	56.9	—	—	—	56.9
Senior securities issued	258,090.1	—	116,478.7	—	141,611.4
Derivatives	16,421.0	13,567.3	—	2,853.7	—
Subordinated securities issued	3,012.7	—	—	—	3,012.7
Total financial liabilities	292,071.0	13,567.3	116,478.7	2,853.7	159,171.3

	Consolidated Group, December 31, 2011
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for-trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6	—	—	—	—	3,749.6
Treasuries/government bonds	2,033.4	—	—	—	—	2,033.4
Other interest-bearing securities except loans	74,738.5	—	4,477.4	—	9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5	—	2,288.8	—	—	63,915.7
Loans to credit institutions	25,791.6	—	—	—	—	25,791.6
Loans to the public	107,938.1	—	—	—	—	107,938.1
Derivatives	31,467.0	12,696.7	—	18,770.3	—	—
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

	Consolidated Group, December 31, 2011
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for-trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9	—	—	—	15,833.9
Borrowing from the public	59.1	—	—	—	59.1
Senior securities issued	257,352.4	—	130,317.6	—	127,034.8
Derivatives	22,604.8	19,954.8	—	2,650.0	—
Subordinated securities issued	3,174.4	—	—	—	3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

(1) Of loans and receivables, 8.1 percent (year-end 2011: 9.5 percent) are subject to fair-value hedge accounting and 6.6 percent (year-end 2011: 5.7 percent) are subject to cash-flow hedge accounting, the remaining 85.3 percent (year-end 2011: 84.8 percent) are not subject to hedge accounting.

(2) No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3) Of other financial liabilities, 73.4 percent (year-end 2011: 86.2 percent) are subject to fair-value hedge accounting, the remaining 26.6 percent (year-end 2011: 13.8 percent) are not subject to hedge accounting.

See Note 13 for a more detailed breakdown on assets and liabilities carried at fair value.

During 2012, fair value hedges losses on hedging instruments amounted to a loss of Skr 1,308.2 million (2011: a gain of Skr 2,253.2 million; 2010: a gain of Skr 799.9 million) and gains on hedged items attributable to the hedged risk amounted to Skr 665.9 million (2011: a loss of Skr 2,249.2 million; 2010: a loss of Skr 750.3 million).

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to a loss of Skr 753.9 million (year-end 2011: a gain of Skr 209.4 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2012 the credit risk component has decreased by Skr 963.3 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to December 31, 2011 the credit risk component increased by Skr 101.5 million (2010: decrease of Skr 102.8 million), which decreased the value of financial liabilities and affected operating profit positively.

The amount of cumulative change in the fair value of financial assets attributable to changes in the credit risk was a loss of Skr 17.6 million (2011: a loss of Skr 125.7 million; 2010: a loss of Skr 350.6 million) which decrease the value of financial assets and affects operating profit negatively. The amount of change during the period was a gain of Skr 108.1 million (2011: a gain of Skr 224.9 million; 2010: a loss of Skr 38.9 million) which increased the value of financial assets and affected operating profit positively.

The amount of total assets as of December 31, 2012, Skr 313.1 billion (year-end 2011: Skr 319.7 billion), has decreased by approximately Skr 11.9 billion (2011: an increase of Skr 0.7 billion; 2010: a decrease of 24.1 billion) relating to exchange rates changes since December 31, 2011, had been unchanged.

Repayments of long-term debt amounting to approximately Skr 27.1 billion (2011: Skr 37.6 billion; 2010: Skr 111.7 billion) has been effectuated, and SEK’s own debt repurchase and early redemption amounted to approximately Skr 22.7 billion (2011: Skr 36.5 billion; 2010: Skr 33.8 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. During the first quarter of 2012, the remaining asset was sold. With respect to the period January 1 to December 31, 2012, total interest revenues of Skr 5.2 million were derived from these reclassified assets, for 2011 the amount was Skr 32.1 million (2010: Skr 72.0 million).

	December 31, 2012			December 31, 2011
Skr mn Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	241.5	245.4	245.5

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option the effect reported in other comprehensive income would have been a positive effect of Skr 2.5 million for the period January 1 to December 31, 2012. For the period January 1 to December 31, 2011 the reclassification affected other comprehensive income by a positive effect of Skr 29.0 million (2010: Skr 11.1 million). With respect to the period January 1 to December 31, 2012, total interest revenues of Skr 22.0 million were derived from these reclassified assets and during the period January 1 to December 31, 2011, total interest revenues of Skr 90.9 million (2010: Skr 129.4 million) were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 0.7 percent.

	December 31, 2012			December 31, 2011
Skr mn Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	1,122.6	1,130.7	1,128.2
Loans in the form of interest-bearing securities	766.9	850.7	850.7	930.2	1,019.8	1,019.8
Total	766.9	850.7	850.7	2,052.8	2,150.5	2,148.0

Note 13 Financial assets and liabilities at fair value

	December 31, 2012
Consolidated Group Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	2,338.2	2,338.2	0.0
Treasuries/governments bonds	5,111.5	5,114.0	2.5
Other interest-bearing securities except loans	77,693.3	76,399.2	-1,294.1
Loans in the form of interest-bearing securities	57,889.8	59,109.2	1,219.4
Loans to credit institutions	22,083.6	22,274.4	190.8
Loans to the public	115,478.2	119,054.6	3,576.4
Derivatives	25,711.2	25,711.2	0.0
Total financial assets	306,305.8	310,000.8	3,695.0

Borrowing from credit institutions	14,490.3	14,490.3	0.0
Borrowing from the public	56.9	56.9	0.0
Senior securities issued	258,090.1	258,189.6	99.5
Derivatives	16,421.0	16,421.0	0.0
Subordinated securities issued	3,012.7	2,282.9	-729.8
Total financial liabilities	292,071.0	291,440.7	-630.3

	December 31, 2011
Consolidated Group Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	3,749.6	3,749.6	0.0
Treasuries/governments bonds	2,033.4	2,026.1	-7.3
Other interest-bearing securities except loans	74,738.5	72,919.8	-1,818.7
Loans in the form of interest-bearing securities	66,204.5	66,706.5	502.0
Loans to credit institutions	25,791.6	26,008.6	217.0
Loans to the public	107,938.1	111,201.6	3,263.5
Derivatives	31,467.0	31,467.0	0.0
Total financial assets	311,922.7	314,079.2	2,156.5

Borrowing from credit institutions	15,833.9	15,816.7	-17.2
Borrowing from the public	59.1	59.1	0.0
Senior securities issued	257,352.4	257,380.5	28.1
Derivatives	22,604.8	22,604.8	0.0
Subordinated securities issued	3,174.4	3,174.4	0.0
Total financial liabilities	299,024.6	299,035.5	10.9

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

For more information on fair value of financial instruments, see Note 1.

Financial assets in fair value hierarchy

	December 31, 2012
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	4,261.1	—	4,261.1
Other interest-bearing securities except loans	—	2,476.2	520.6	2,996.8	—	13,118.2	—	13,118.2
Loans in the form of interest-bearing securities	—	1,630.1	506.3	2,136.4	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	16,706.4	9,004.8	25,711.2	—	—	—	—
Total financial assets in fair value hierarchy	—	20,812.7	10,031.7	30,844.4	—	17,379.3	—	17,379.3

Financial liabilities in fair value hierarchy

	December 31, 2012
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,271.2	89,207.5	116,478.7
Derivatives	—	11,308.5	5,112.5	16,421.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	—	38,579.7	94,320.0	132,899.7

During 2012 no financial assets or liabilities at fair value have been moved from level 1 to level 2.

Financial assets in fair value hierarchy

	December 31, 2011
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	—	—	—
Other interest-bearing securities except loans	—	3,905.8	571.6	4,477.4	—	9,197.6	—	9,197.6
Loans in the form of interest-bearing securities	—	1,779.4	509.5	2,288.9	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	21,022.1	10,444.9	31,467.0	—	—	—	—
Total financial assets in fair value hierarchy	—	26,707.3	11,526.0	38,233.3	—	9,197.6	—	9,197.6

Financial liabilities in fair value hierarchy

	December 31, 2011
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	8,641.3	121,676.3	130,317.6
Derivatives	—	9,134.8	13,470.0	22,604.8
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	—	17,776.1	135,146.3	152,922.4

During 2011 no financial assets or liabilities at fair value have been moved from level 1 to level 2.

Financial assets at fair value in level 3

	2012
Consolidated Group Skr mn	January 1, 2012	Purchases	Settlements & sales	Transfers from level 1 and level 2	Transfers from level 3 (2)	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31,2012
Other interest-bearing securities except loans	571.6	—	0.0	—	—	-51.0	—	520.6
Loans in the form of interest-bearing securities	509.5	—	—	—	—	-3.2	—	506.3
Derivatives	10,444.9	492.8	-1,945.4	—	-394.8	407.3	—	9,004.8
Total financial assets at fair value in level 3	11,526.0	492.8	-1,945.4	—	-394.8	353.1	—	10,031.7

Financial liabilities at fair value in level 3

	2012
Consolidated Group Skr mn	January 1, 2012	Issues	Settlements & buy- backs	Transfers from level 1 and level 2	Transfers from level 3 (2)	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012
Senior securities issued	121,676.3	8,668.5	-29,081.4	—	-12,716.6	660.7	—	89,207.5
Derivatives	13,470.0	133.0	-2,832.7	—	-1,184.9	-4,472.9	—	5,112.5
Total financial liabilities at fair value in level 3	135,146.3	8,801.5	-31,914.1	—	-13,901.5	-3,812.2	—	94,320.0

Financial assets at fair value in level 3(3)

	2011
Consolidated Group Skr mn	January 1, 2011	Purchases	Settlements & sales	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2011
Other interest-bearing securities except loans	0.2	6.1	0.0	504.4	—	60.9	—	571.6
Loans in the form of interest-bearing securities	—	—	—	509.5	—	—	—	509.5
Derivatives	20,787.8	1,508.8	-10,419.9	32.2	-42.6	-1,421.4	—	10,444.9
Total financial assets at fair value in level 3	20,788.0	1,514.9	-10,419.9	1,046.1	-42.6	-1,360.5	—	11,526.0

Financial liabilities at fair value in level 3(3)

	2011
Consolidated Group Skr mn	January 1, 2011	Issues	Settlements & buy- backs	Transfers from level 1 and level 2	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2011
Senior securities issued	153,308.7	24,899.8	-59,198.1	—	—	2,665.9	—	121,676.3
Derivatives	10,036.0	3,133.6	-930.3	144.0	-90.3	1,177.0	—	13,470.0
Total financial liabilities at fair value in level 3	163,344.7	28,033.4	-60,128.4	144.0	-90.3	3,842.9	—	135,146.3

(1) The unrealized fair value changes for assets and liabilities held as of December 31, 2012 amount to a loss of Skr 0.5 billion (2011: a gain of Skr 0.02 billion) reported as Net results of financial transactions.

(2) The transfer from level 3 to level 2 during 2012 is due to the fact that the valuation system support has been refined and the fair value is now provided by valuation models for which the market data that have a significant effect on the recorded fair value are observable.

(3) Comparative figures for 2011 have been restated to ensure comparability between years.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters used in the valuation of level 3 transactions is an uncertain and subjective process SEK has, in accordance with IFRS 7, conducted an analysis on the difference in fair value of level 3 instruments using other reasonable parameter values. The fair value of level 3 instruments significantly affected by different types of correlations, which are not based on observable market data. The base for this sensitivity analysis is therefore revaluation of the portfolio, where the correlations have been adjusted +/- 10 percentage. After the revaluation is performed, the max/min value for each transaction is singled out.  All transactions in level 3 are part of a structured product.

The result is in accordance with SEK’s business model where the structured products are hedged with derivatives where one leg matches the cash flows of the structured product and the other leg is floating with a spread against a reference rate. This means that an increase or decrease in the value of the structured product is offset by an equally large increase or decrease of the derivative’s matching leg. In the scenario with maximum market value below, the value of both the structured product and the derivative’s matched leg are maximized regardless if it is an asset or a liability. In the scenario with minimum market value, the value of both the structured product and the derivative’s matched leg are minimized. After accounting for the effect of collateral provided under ISDA agreements, only the exposure remaining after collateral payments is affected by the credit value adjustment. Any positive/negative figure in the uncertainty analysis will have a positive/negative effect on profit or loss.

Uncertainty analysis - Level 3 assets and liabilities

	December 31, 2012
Consolidated Group	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Change
Assets
Other interest-bearing securities except loans	—	—
Derivatives	204.5	-156.3
Total change in fair value of level 3 assets	204.5	-156.3

Liabilities
Senior securities issued	-300.2	456.9
Derivatives	220.3	-206.9
Total change in fair value of level 3 liabilities	-79.9	250.0

Total effect on profit or loss	124.6	93.7

Uncertainty analysis - Level 3 assets and liabilities

	December 31, 2011
Consolidated Group	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Change
Assets
Other interest-bearing securities except loans	—	—
Derivatives	36.7	-36.8
Total change in fair value of level 3 assets	36.7	-36.8

Liabilities
Senior securities issued	-135.7	197.2
Derivatives	99.0	-160.4
Total change in fair value of level 3 liabilities	-36.7	36.8

Credit value adjustment	-0.3	0.2

Total effect on profit or loss	-0.3	0.2

Note 14. Derivatives

Consolidated Group	December 31, 2012			December 31, 2011
Derivatives by categories	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	6,528.0	6,868.6	150,547.6	6,169.6	7,226.2	143,469.3
Currency-related contracts	16,823.1	4,974.7	207,056.2	23,182.5	5,089.8	231,600.0
Equity-related contracts	2,228.0	3,234.5	40,363.3	1,952.9	8,747.5	58,498.7
Contracts related to commodities, credit risk, etc.	132.1	1,343.2	16,094.7	162.0	1,541.3	20,377.5
Total derivatives	25,711.2	16,421.0	414,061.8	31,467.0	22,604.8	453,945.5

Consolidated Group	December 31, 2012			December 31, 2011
of which derivatives used for economic hedges, accounted for as held-for-trading under IAS39	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	2,153.3	4,974.1	67,613.6	1,663.1	5,559.8	70,695.7
Currency-related contracts	6,806.3	4,015.5	141,337.0	8,918.7	4,106.1	141,522.1
Equity-related contracts	2,228.0	3,234.5	40,363.3	1,952.9	8,747.5	58,498.7
Contracts related to commodities, credit risk, etc.	132.1	1,343.2	16,094.7	162.0	1,541.3	20,377.5
Total derivatives	11,319.7	13,567.3	265,408.6	12,696.7	19,954.7	291,094.0

Consolidated Group	December 31, 2012			December 31, 2011
of which derivatives used for hedge accounting	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	4,374.7	1,894.5	82,934.0	4,506.5	1,666.4	72,773.6
Currency-related contracts	10,016.8	959.2	65,719.2	14,263.8	983.7	90,077.9
Equity-related contracts	—	—	—	—	—	—
Contracts related to commodities, credit risk, etc.	—	—	—	—	—	—
Total derivatives	14,391.5	2,853.7	148,653.2	18,770.3	2,650.1	162,851.5

Consolidated Group	December 31, 2012
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	79.2	38.3	179.1	894.8	-2.9
Cash outflows (liabilities)	0.0	0.0	0.0	0.0	0.0
Net cash inflow	79.2	38.3	179.1	894.8	-2.9

Consolidated Group	December 31, 2011
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	69.0	8.8	79.0	687.4	64.6
Cash outflows (liabilities)	0.0	-4.8	13.3	0.0	0.0
Net cash inflow	69.0	4.0	92.3	687.4	64.6

Consolidated Group	December 31, 2012
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	241.1	663.0	3,137.2	8,438.5	2,840.0
Cash outflows (liabilities)	-48.9	-100.5	-420.5	-1,553.3	-347.5
Net cash inflow	192.2	562.5	2,716.7	6,885.2	2,492.5

Consolidated Group	December 31, 2011
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	120.0	489.9	3,131.4	10,900.0	4,662.8
Cash outflows (liabilities)	-70.6	-147.2	-379.4	-1,588.7	-345.7
Net cash inflow	49.4	342.7	2,752.0	9,311.3	4,317.1

Net losses on cash flow hedges reclassified to the Statement of Comprehensive Income during the year
Skr mn	2012	2011	2010
Interest income	405.2	353.6	283.7
Interest expense	-215.2	-201.4	-81.1
Total	190.0	152.2	202.6

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

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with corresponding structures in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, valuation models are used to calculate fair value. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total net exposures” in Note 28, for information regarding amounts of risk exposures related to derivatives.

Due to their terms and conditions, some credit protection instruments are considered derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2012 the nominal amount of credit protection instruments based on terms and conditions classified as financial guarantees were Skr 9,233.1 million (year-end 2011: Skr 15,371.7 million).

Note 15. Shares

All subsidiaries are domiciled in Stockholm, Sweden, and are wholly owned by AB Svensk Exportkredit. The net profit for the year after taxes, related to the subsidiaries, amounted to Skr 14.0 million (2011: Skr 10.1 million; 2010: Skr 9.8 million).

Shares in subsidiaries	December 31, 2012		December 31, 2011
Skr mn	Book value	Number of shares	Book value	Number of shares
AB SEK Securities (reg no 556608-8885)	10.0	100,000	10.0	100,000
SEK Financial Advisors AB (reg no 556660-2420)	0.8	5,000	0.8	5,000
SEK Financial Services AB (reg no 556683-3462)	0.1	1,000	0.1	1,000
SEK Customer Finance AB (reg no 556726-7587)	16.6	1,000	16.6	1,000
SEK Exportlånet AB (reg no 556761-7617)	0.1	1,000	0.1	1,000
Venantius AB (reg no 556449-5116)	54.7	5,000,500	54.7	5,000,500
Total	82.3		82.3

Note 16. Other assets

	Consolidated Group
	December 31,	December 31,
Skr mn	2012	2011
Realized claim from the state	13.4	10.7
Unrealized claims from the state regarding revaluation effects on derivatives in the S-system	2,147.6	2,103.1
Current tax claim	13.6	—
Receivables for trade that has not settled	1,632.2	1,711.0
Other	217.7	85.0
Total	4,024.5	3,909.8

Note 17. Prepaid expenses and accrued revenues

	Consolidated Group
Skr mn	December 31, 2012	December 31, 2011
Interest revenues accrued	2,623.4	3,708.8
Prepaid expenses and other accrued revenues	31.6	32.2
Total	2,655.0	3,741.0

Note 18. Debt

DEBT AS PER CATEGORIES

	Consolidated Group
	December 31, 2012
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	100,256.5	—	100,256.5
Interest rate related contracts	109,893.1	14,547.2	95,345.9
Equity related contracts	38,389.2	—	38,389.2
Contracts related to raw materials, credit risk etc	24,098.5	—	24,098.5
Total debt outstanding	272,637.3	14,547.2	258,090.1

Of which denominated in:
Swedish Kronor	8,641.4
Other currencies	263,995.9
Total	272,637.3

	Consolidated Group
	December 31, 2011
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	127,790.3	—	127,790.3
Interest rate related contracts	83,730.5	15,893.0	67,837.5
Equity related contracts	45,256.2	—	45,256.2
Contracts related to raw materials, credit risk etc	16,468.4	—	16,468.4
Total debt outstanding	273,245.4	15,893.0	257,352.4

Of which denominated in:
Swedish Kronor	9,550.2
Other currencies	263,695.2
Total	273,245.4

Contracts have been categorized based on the contracts’ main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following major funding programs in place:

Skr mn	Value outstanding (1)
Funding programs	December 31, 2012	December 31, 2011
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	171,981.7	195,197.7
Unlimited SEC-registered U.S. Medium-Term Note Programme	60,733.6	61,981.4
Unlimited Swedish Medium-Term Note Programme	452.2	830.1
Skr 8,000,000,000 Swedish Medium-Term Note Programme	3,449.0	4,262.5
Unlimited MTN/STN AUD Debt Issuance Programme	40.6	49.9
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Programme	10,520.3	—
USD 4,000,000,000 Euro-Commercial Paper Programme	—	—

(1) Amortized cost excluding fair value adjustments

Note 19. Other liabilities

	Consolidated Group
	December 31,	December 31,
Skr mn	2012	2011
Current tax liability	—	67.8
Liabilities related to assets acquired though not yet delivered and paid for	2,836.7	1,848.3
Other	625.6	580.9
Total	3,462.3	2,497.0

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2012	2011
Interest expenses accrued	2,204.7	3,154.9
Other accrued expenses	202.9	196.1
Total	2,407.6	3,351.0

Note 21. Provisions

	Consolidated Group
	December 31,	December 31,
Skr mn	2012	2011
Pension liabilities (see Note 5)	44.5	47.0
Termination reserve	9.9	2.6
Total	54.4	49.6

Note 22. Subordinated debt securities

	Consolidated Group
	December 31,	December 31,
Skr mn	2012	2011
Perpetual, non-cumulative subordinated loan, foreign currency (1),(2)	3,012.7	3,174.4

Total subordinated debt outstanding	3,012.7	3,174.4

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	3,012.7	3,174.4

(1) Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have available distributable capital for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (noncumulative). In order to avoid the issuer being obliged to enter into liquidation the general meeting together with the approval of the Swedish Financial Supervisory Authority may decide that the principal amount and any unpaid interest will be utilized in the meeting of losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the statement of financial position or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

(2)  Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK’s option only, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have available distributable capital for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (noncumulative). In order to avoid the issuer being obliged to enter into liquidation the general meeting together with the approval of the Swedish Financial Supervisory Authority may decide that the principal amount and any unpaid interest will be utilized in the meeting of losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the statement of financial position or been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued but unpaid interest has been paid.

The accrued interest related to the subordinated debt, at year-end Skr 1.5 million (year-end 2011: Skr 1.6 million), has been included in the item “Accrued expenses and prepaid revenues.”

The subordinated loans are subordinated to the company’s other debts, which means that payment will not be performed until other creditors have received repayment.

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2012	December 31, 2011
Share capital	3,990.0	3,990.0
Reserves
Hedge reserve	469.2	319.4
Fair value reserve	-19.3	-24.8
Retained earnings	9,972.3	9,683.5

Total Equity	14,412.2	13,968.1

The total number of shares is 3,990,000 with a quota value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after-tax.

The fair value reserve is displayed as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. After reclassification as of July 1, 2008, the fair value reserves are amortized over the remaining life of these reclassified assets. From 2009 new assets in the category available-for-sale have been acquired. Of the reserve represented interest-bearing securities with positive changes in fair value amounted to Skr 4.4 million (year-end 2011: Skr 2.2 million), Skr 12.1 million, (year-end 2011: Skr 10.1 million) represented interest-bearing securities with negative changes in fair value and a negative change of Skr 11.6 million (year-end 2011: negative change of Skr 16.9 million) remained from the reclassification in 2008.

The entire equity is attributable to the shareholder of the Parent Company.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital for the Consolidated Group at year-end amounted to Skr 6,334.7 million (year-end 2011: Skr 6,176.9 million) and distributable capital amounted to Skr 8,077.5 million (year-end 2011: Skr 7,791.2 million).

Note 24. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2012. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (year-end 2011: Skr 1.1 million). Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 25,915.1 million of committed undisbursed loans at December 31, 2012 (year-end 2011: Skr 25,071.8 million), committed undisbursed loans under the S-system represented Skr 12,675.4 million (year-end 2011: Skr 9,036.0 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 25).

As of December 31, 2012 the aggregate amount of outstanding offers amounted to Skr 59.5 billion, a decrease of 7.5 percent since year end 2011(year-end 2011: Skr 64.3 billion). Skr 47.9 billion (year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that either binding or non-binding offers are provided. Binding offers are included in commitments. Skr 33.8 billion of outstanding offers represents binding offers and Skr 25.7 billion represents non-binding offers.

As of December 31, 2012, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 2.5 billion (year-end 2011: Skr 4.3 billion).

Lehman Brothers Finance AG
On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court.  LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc.  LBF also claims that SEK was late in paying the amount that SEK calculated as being due.  In its lawsuit, LBF is seeking a payment of approximately USD 37 million, plus default interest of approximately USD 45 million through March 30, 2012, for a total of USD 82 million. SEK filed a response with the Stockholm District Court on August 31, 2012, stating that it has already paid all amounts that were properly due to LBF. A first hearing at the Stockholm District Court for the litigation is scheduled for April 2013.  SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including the current lawsuit filing. No guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 25.  S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d). The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 89.4 million (2011: Skr 72.4 million; 2010: Skr 48.7 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2012 amounted to a gain of Skr 83.0 million (2011: a gain of Skr

81.8 million; 2010: a loss of Skr 27.8 million), of which the net result for the CIRR loans was Skr 128.4 million (2011: Skr 123.7 million; 2010: Skr 11.6 million).

Statement of comprehensive income for the S-system

Skr mn	2012	2011	2010
Interest revenues	1,083.3	862.9	680.2
Interest expenses	-913.6	-802.5	-710.7
Net interest revenues	169.7	60.4	-30.5
Interest compensation	0.7	92.4	50.8
Remuneration to SEK	-89.4	-72.4	-48.7
Foreign exchange effects	2.0	1.4	0.6
Reimbursement to (-) / from (+) the State	-83.0	-81.8	27.8
Net result	0.0	0.0	0.0

Statement of financial position for the S-system (included in SEK’s statements of financial position)

Skr mn	December 31, 2012	December 31, 2011
Cash and cash equivalents	6.6	20.1
Loans	39,499.1	34,226.9
Derivatives	11.6	4.6
Other assets	2,470.5	2,459.0
Total assets	41,987.8	36,710.6

Liabilities	39,821.3	34,591.8
Derivatives	2,166.5	2,118.8
Equity		—
Total liabilities and equity	41,987.8	36,710.6

Commitments
Committed undisbursed loans (Note 24)	12,675.4	9,036.0
Binding offers (see Note 24)(1)	30,497.7	n.a.

(1) During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

Results under the S-System by type of loan

	CIRR loans			Concessionary loans
Skr mn	2012	2011	2010	2012	2011	2010
Net interest revenues	212.9	100.3	7.0	-43.2	-39.9	-37.5
Interest compensation	0.7	92.4	50.8	—	—	—
Remuneration to SEK	-87.2	-70.4	-46.8	-2.2	-2.0	-1.9
Foreign exchange effects	2.0	1.4	0.6	—	—	—
Total	128.4	123.7	11.6	-45.4	-41.9	-39.4

Note 26. Segment Reporting

In accordance with IFRS 8, SEK has the following two segments: direct customer financing and end customer financing. Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of, Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding some fair valuation effects. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income Skr mn	2012
	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income		Total
Net interest revenues and net commissions	1,098.7	781.4	—		1,880.1
Net results of financial transactions	169.6	150.9	—		320.5
Other operating income	—	—	19.9		19.9
Operating expenses	-220.0	-324.5	—		-544.5
Net credit losses	-13.1	-10.3	—		-23.4
Operating profit excl. unrealized changes in fair value	1,035.2	597.5	19.9		1,652.6
Unrealized changes in value	—	—	-828.2	(1)	-828.2
Operating profit	1,035.2	597.5	-808.3		824.4

(1) The value consists of unrealized changes in fair value amounting to a loss of Skr 1,151.7 million and a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures.

	2011
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	1,098.1	770.1	—	1,868.2
Net results of financial transactions	227.3	254.6	—	481.9
Other operating income	—	—	108.8	108.8
Operating expenses	-211.5	-288.9	—	-500.4
Net credit losses	-71.9	-39.0	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	1,847.6
Unrealized changes in value	—	—	41.5	41.5
Operating profit	1,042.0	696.8	150.3	1,889.1

	2010
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income		Total
Net interest revenues and net commissions	1,110.7	787.6	—		1,898.3
Net results of financial transactions	124.4	-16.8	2,565.0	(2)	2,672.6
Other operating income	—	—	—		—
Operating expenses	-185.7	-278.7	—		-464.4
Net credit losses	72.6	-64.4	—		8.2
Operating profit excl. unrealized changes in fair value	1,122.0	427.7	2,565.0		4,114.7
Unrealized changes in value	—	—	-175.0		-175.0
Operating profit	1,122.0	427.7	2,390.0		3,939.7

(2) The item consists of realized net profit due to the disposal of the shares in Swedbank.

	December 31, 2012			December 31, 2011
Interest-bearing assets and Committed undisbursed loans Skr billion	Direct customer financing	End customer financing	Sum of segments	Direct customer financing	End customer financing	Sum of segments
Interest-bearing assets	115.5	160.6	276.1	127.5	147.5	275.0
Committed undisbursed loans	—	25.9	25.9	2.5	22.6	25.1

Reconciliation between sum of segments and Consolidated Statement of Financial Position
Skr billion	December 31, 2012	December 31, 2011
Sum of segments	276.1	275.0
Cash and cash equivalents	2.3	3.7
Derivatives	25.7	31.5
Property, plant, equipment and intangible assets	0.2	0.1
Other assets	4.0	3.9
Prepaid expenses and accrued revenues	2.7	3.7
Other (1)	2.1	1.8
Total	313.1	319.7
Consolidated statement of financial position	313.1	319.7

(1) The line item consists of unrealized changes in value.

Income geographical areas Skr mn	2012			2011			2010
	Interest- revenues	Commissions earned	Total	Interest- revenues	Commissions earned	Total	Interest- revenues	Commissions earned	Total
Sweden	3,510.5	2.3	3,512.8	3,697.0	5.4	3,702.4	2,943.9	10.1	2,954.0
Europe except Sweden	1,868.3	8.7	1,877.0	2,527.0	6.9	2,533.9	6,265.2	6.7	6,271.9
Countries outside of Europe	4,973.5	0.1	4,973.6	3,999.0	0.0	3,999.0	2,974.0	2.9	2,976.9
Total	10,352.3	11.1	10,363.4	10,223.0	12.3	10,235.3	12,183.1	19.7	12,202.8

Note 27. Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2012 was 23.1 percent (year-end 2011: 22.5 percent) without taking into account the effects of currently applicable transitional rules (see below).

Capital Base

	Consolidated Group
Skr mn	31 december 2012	December 31, 2011
Common Equity Tier-1 (1)	14,171	12,952
Additional Tier-1	2,281	2,423
Total Tier-1 capital	16,452	15,375
Tier-2 capital	49	n.a.
Total capital base(2)	16,501	15,375

(1) According to SEK’s definition, Common Equity Tier-1 is equal to Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. The definition of what is to be included in Common Equity Tier-1 capital in future capital adequacy regulations has not yet been determined.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach.

Capital base - Adjusting items

	Consolidated Group
Skr mn	31 december 2012	December 31, 2011
Equity	3,990	3,990
Retained earnings	9,972	9,684
Other reserves	450	294
Total shareholders’ equity per accounting balance sheet	14,412	13,968
Expected dividend	-213	-420
Other deduction	-21	-33
Intangible assets	-113	-88
100% of deficits in accordance with IRB-calculation	—	—
Total regulatory adjustments to accounting basis	-347	-541

Adjustments Available-for-sale securities	19	-2
Adjustment own credit spread	556	-154
Adjustments cash flow hedges	-469	-319
Total prudential filters	106	-475
Total Common Equity Tier 1 capital	14,171	12,952
Tier-1 eligible subordinated debt	2,281	2,423
Total Tier-1 capital	16,452	15,375

Tier-2-eligible subordinated debt	n.a.	n.a.
Deduction from Tier-2 capital	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	49	n.a.
Total Tier-2 capital	49	—

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or an addition, as the case might be. As of December 31, 2012 the addition to the capital base amounted to Skr 49 million. The amount increased Tier-2 capital. As of December 31, 2011, the deduction from the capital base amounted to Skr 0 million.

Capital base - change

	Consolidated Group
Skr mn	2012	2011
Opening Common Equity-Tier 1	12,952	12,051
Expected dividend	-213	-420
Profit for the year	709	1,400
Intangible assets	-25	-71
Other, of which	748	-8
- Adjustment own credit spread	710	-75
- Price adjustment	12	-32
- IRB-calculation, deficits	0	85
- Other	26	14
Closing Common Equity-Tier 1	14,171	12,952
Opening Tier-1 eligible subordinated debt	2,423	2,381
Currency exchange effects	-142	42
Closing Tier-1 capital	16,452	15,375

Opening Tier-2-eligible subordinated debt	—	—
IRB-calculation, surplus/deficits	49	—
Closing Tier-2-eligible subordinated debt	49	—

Total capital base	16,501	15,375

Capital Requirements in Accordance with Pillar 1

	Consolidated Group
	December 31, 2012			December 31, 2011
Skr mn	EAD(3)	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital
Credit risk standardized method
Central governments	9,607	820	66	12,246	1,341	107
Government export credit agencies	138,987	315	25	112,361	178	14
Regional governments	23,510	—	—	19,002	—	—
Multilateral development banks	422	—	—	423	—	—
Householdexposures	1	1	0	1	1	0
Corporates	373	373	30	247	247	20
Total credit risk standardized method	172,900	1,509	121	144,280	1,767	141
Credit risk IRB method				0
Financial institutions 1	76,789	19,612	1,569	86,188	22,335	1,787
Corporates	61,977	36,202	2,896	53,898	31,119	2,489
Securitization positions	10,021	8,254	660	16,115	5,807	465
Without counterparty	149	149	12	128	128	10
Total credit risk IRB method	148,936	64,217	5,137	156,329	59,389	4,751
Currency exchange risks	n.a.	2,221	178	n.a	2,486	199
Operational risk	n.a.	3,549	284	n.a	4,799	384
Total Basel II	321,836	71,496	5,720	300,609	68,441	5,475

Basel I-based additional requirement(2)	n.a.	—	—	n.a.	—	—
Total Basel II incl. additional requirement	321,836	71,496	5,720	300,609	68,441	5,475

Total Basel I	n.a.	84,754	6,780	n.a.	81,146	6,492

(1) Of which counterparty risk in derivatives: Exposure at default (“EAD”) Skr  9,269 million (year-end 2011: Skr 11,279 million), Weighted claims Skr 3,442 million (year-end 2011: Skr 4,082 million) and Required capital Skr 275 million (year-end 2011: Skr 327 million).

(2)The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

(3) EAD shows the size of the outstanding exposure at default.

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cessation of payments by a counterparty (PD) for the exposure classes where PD is estimated internally.

	31 december 2012					31 december 2011
Consolidated Group Skr mn	AAA 0,02%	AA+ to A- 0,02 - 0,15%	BBB+ to BBB- 0,21 - 0,44%	BB+ to B-0,79 - 10,05%	CCC to D 28,98 - 100%	AAA 0,02%	AA+ to A- 0,02 - 0,15%	BBB+ to BBB- 0,21 - 0,44%	BB+to B- 0,79- 10,05%	CCC to D 28,98 - 100%
Financial institutions
EAD	899	70,969	4,678	243	—	—	80,089	5,836	263	—
Average PD in %	0.02	0.08	0.27	0.79	—	—	0.08	0.28	1.09	—
Average LGD in %	45.00	42.22	45.00	45.00	—	—	43.53	45.00	45.00	—
Average riskweight in %	15.30	23.80	50.70	89.40	—	—	23.60	54.10	99.80	—
Corporates
EAD	898	19,062	29,482	12,344	191	70	15,871	27,243	10,497	217
Average PD in %	0.02	0.11	0.30	1.09	33.79	0.02	0.11	0.29	1.02	33.37
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average riskweight in %	15.3	33.9	57.8	98.2	235.8	19.0	33.1	55.9	96.2	237.3

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however exempted the company, until December 31, 2015, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Exchange rate risks

The exchange rate risks are calculated on reported values according to the so called two-step method. As of December 31, 2012 the method for calculating the exchange rate positions have been improved as to assets and liabilities related to unrealized change in fair-values.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. Until the third quarter of 2011 SEK used the basic indicator approach. As of the third quarter of 2011, SEK is applying the Standardized Approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operational income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The Swedish legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007 to 2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules to apply until the end of 2011. In 2011 the legislature has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirements under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	Consolidated Group
	December 31, 2012		December 31, 2011
	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.1%	23.1%	22.5%	22.5%
of which related to Common Equity Tier-1 capital	19.8%	19.8%	18.9%	18.9%
of which related to Tier-1 capital	23.0%	23.0%	22.5%	22.5%
of which related to Tier-2 capital	0.1%	0.1%	n.a	n.a
Capital adequacy quota (total capital base/total required capital)	2.89	2.89	2.81	2.81

Note 28. Risk information

For further risk information, see Note 31.

The table of credit quality as per category in the statement of financial position and the table illustrating the link between statement of financial position categories and exposures according to Basel II contain book values. Other tables contain nominal values.

Credit risk

The table below shows the maximum exposure to credit risk. The amounts are nominal values except for derivatives which are reported at book value.

	December 31, 2012
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	2,338.2
Treasuries/government bonds	—	4,245.0	848.9
Other interest-bearing securities except loans	2,764.0	13,095.3	61,880.9
Loans in the form of interest-bearing securities	1,951.2	—	55,147.3
Loans to credit institutions	—	—	24,157.3
Loans to the public	—	—	130,142.6
Derivatives	25,711.2	—	—
Total financial assets	30,426.4	17,340.3	274,515.2

	December 31, 2011
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	3,749.6
Treasuries/government bonds	—	—	2,035.8
Other interest-bearing securities except loans	4,268.7	9,198.5	61,653.2
Loans in the form of interest-bearing securities	2,114.5	—	63,427.5
Loans to credit institutions	—	—	27,267.1
Loans to the public	—	—	126,946.9
Derivatives	31,467.0	—	—
Total financial assets	37,850.2	9,198.5	285,080.1

Maximum exposure to credit risk for “Loans to credit institutions” and “Loans to the public” includes undisbursed loans at year-end, entered at nominal value.

The table below displays the credit quality after risk mitigation (net) as per category in the statement of financial position. The amounts are book values.

Consolidated Group	December 31, 2012
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	2,338.2	—	2,338.2	—	—	—
Treasuries/government bonds	5,111.5	4,261.0	814.4	36.0	—	—
Other interest-bearing securities except loans	77,693.3	10,896.8	65,089.2	439.1	1,170.7	97.6
Loans in the form of interest-bearing securities	57,889.8	15,498.5	19,358.4	13,094.3	9,938.6	—
Loans to credit institutions	22,083.6	2,127.6	19,271.8	657.4	26.7	—
Loans to the public	115,478.2	20,428.9	57,765.2	25,961.6	11,195.7	126.7
Derivatives	25,711.2	—	21,560.6	4,150.6	—	—
Total financial assets	306,305.8	53,212.9	186,197.8	44,339.2	22,331.8	224.3
Committed undisbursed loans	25,915.1	7,848.0	7,641.7	3,926.1	6,486.4	12.9

Consolidated Group	December 31, 2011
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	3,749.6	—	3,749.6	—	—	—
Treasuries/government bonds	2,033.4	1,995.3	—	38.1	—	—
Other interest-bearing securities except loans	74,738.5	16,294.0	57,437.7	860.1	77.0	69.7
Loans in the form of interest-bearing securities	66,204.5	19,730.4	26,818.4	15,690.4	3,965.3	—
Loans to credit institutions	25,791.6	8,362.5	13,682.1	3,732.6	14.4	—
Loans to the public	107,938.1	49,903.1	35,368.1	14,916.9	7,611.9	138.1
Derivatives	31,467.0	—	24,602.7	6,864.3	—	—
Total financial assets	311,922.7	96,285.3	161,658.6	42,102.4	11,668.6	207.8
Committed undisbursed loans	25,071.8	14,274.9	8,211.1	1,318.0	1,256.3	11.5

The credit quality of financial assets is evaluated by use of internal or external rating.

The table below illustrates the link between the statement of financial position categories and net exposures according to Basel II.

	December 31, 2012
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	5.1	—	3.9	0.8	9.8	Central governments
Other interest-bearing securities except loans	77.7	—	29.3	55.0	162.0	Government export credit agencies
Loans in the form of interest-bearing securities	57.9	-0.8	-33.7	0.2	23.6	Regional governments
Loans to credit institutions including cash and cash equivalents(1)	24.4	-2.8	-21.2	—	0.4	Multilateral development banks
Loans to the public	115.5	-0.8	-48.4	10.9	77.2	Financial institutions
	—	—	60.1	3.5	63.6	Corporates
Derivatives	25.7	-12.9	-12.8	—	—
		—	10.0	—	10.0	Securitization positions
Total financial assets	306.3	-17.3	-12.8	70.4	346.6

	December 31, 2011
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	2.0	—	9.5	1.5	13.0	Central governments
Other interest-bearing securities except loans	74.7	—	27.0	21.4	123.1	Government export credit agencies
Loans in the form of interest-bearing securities	66.2	-0.3	-47.1	0.3	19.1	Regional governments
Loans to credit institutions including cash and cash equivalents(1)	29.5	-4.7	-24.4	—	0.4	Multilateral development banks
Loans to the public	107.9	-0.7	-33.2	12.5	86.5	Financial institutions
	—	—	52.1	3.3	55.4	Corporates
Derivatives	31.5	-14.8	-16.7	—	—
	—	—	16.1	—	16.1	Securitization positions
Total financial assets	311.8	-20.5	-16.7	39.0	313.6

(1)Skr 2.5 billion (2011: Skr 4.3 billion) of the book value for Loans to credit institutions are cash collateral provided by SEK.

Reduction in derivative exposures from applying netting under current ISDA Master Agreements according to Basel II regulations regarding counterparty risk in derivative transactions amounts to Skr 12.9 billion (2011: Skr 14.8 billion). For further information regarding counterparty risk in derivative transactions under Basel II, see Note 31.

Total credit exposures Consolidated Group

Amounts expressing gross exposures are shown before guarantees and credit derivatives (CDSs) while net exposures, according to Basel II, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values.

Total net exposures

	Total				Loans and interest- bearing securities				Undisbursed loans, derivatives, etc
Skr bn	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	9.8	3	13.0	4	9.0	3	11.5	4	0.8	1	1.5	4
Government export credit agencies	162.0	47	123.1	39	107.0	39	101.7	37	55.0	78	21.4	55
Regional governments	23.6	7	19.1	6	23.4	8	18.8	7	0.2	0	0.3	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	—	—	—	—
Financial institutions	77.2	22	86.5	28	66.3	24	74.0	27	10.9	16	12.5	32
Corporates	63.6	18	55.4	18	60.1	22	52.1	19	3.5	5	3.3	8
Securitization positions	10.0	3	16.1	5	10.0	4	16.1	6	—	—	—	—
Total	346.6	100	313.6	100	276.2	100	274.6	100	70.4	100	39.0	100

Credit exposures allocation between IRB-approach and the standardized approach

	December 31, 2012		December 31, 2011
Skr bn	Net exposures	Share	Net exposures	Share
Standardized approach
Central governments	9.8	3	13.0	4
Government export credit agencies	162.0	47	123.1	39
Regional governments	23.6	7	19.1	6
Multilateral development banks	0.4	0	0.4	0
Corporates	0.4	0	0.4	0
Sum Standardized approach	196.2	57	156.0	49
IRB method
Financial institutions	77.2	22	86.5	28
Corporates	63.2	18	55.0	18
Securitization positions	10.0	3	16.1	5
Sum IRB method	150.4	43	157.6	51
Total	346.6	100	313.6	100

Credit exposures by region and exposure class

Gross exposure by region and exposure class, as of December 31, 2012

Skr bn	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.9	6.9	—	—	30.2	3.9	0.8	0.0	42.7
Government export credit agencies	—	—	—	—	—	—	0.0	2.9	2.9
Regional governments	—	—	—	—	—	9.9	1.5	4.9	16.3
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.5	0.9	9.1	8.8	—	18.6	10.1	22.6	70.6
Corporates	1.5	42.4	24.1	0.6	7.6	71.1	13.4	43.4	204.1
Securitization positions	—	—	2.6	2.5	—	—	—	4.9	10.0
Total	2.9	50.2	35.8	11.9	37.8	103.5	25.8	78.7	346.6

Gross exposure by region and exposure class, as of December 31, 2011

Skr bn	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	0.0	7.6	—	—	0.2	3.3	2.5	1.8	15.4
Government export credit agencies	0.7	—	—	—	—	—	0.0	—	0.7
Regional governments	—	—	—	—	—	9.7	1.3	—	11.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	0.0
Financial institutions	0.6	1.2	6.7	4.4	—	22.0	10.6	30.3	75.8
Corporates	2.0	34.8	18.6	0.8	3.9	71.1	17.1	46.3	194.6
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	3.3	43.6	28.7	8.8	4.1	106.1	31.5	87.5	313.6

Net exposure by region and exposure class, as of December 31, 2012

Skr bn	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	—	—	—	—	4.2	2.0	3.6	9.8
Government export credit agencies	—	0.6	5.3	—	—	140.3	1.9	13.9	162.0
Regional governments	—	—	—	—	—	17.5	1.7	4.4	23.6
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	1.0	11.9	8.8	—	13.6	13.6	28.3	77.2
Corporates	0.3	3.7	3.1	0.1	2.3	40.6	6.2	7.3	63.6
Securitization positions	—	0.0	2.6	2.5	—	—	—	4.9	10.0
Total	0.3	5.3	22.9	11.4	2.3	216.2	25.4	62.8	346.6

Net exposure by region and exposure class, as of December 31, 2011

Skr bn	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	0.7	—	—	—	3.9	2.5	5.9	13.0
Government export credit agencies	—	—	6.4	—	—	99.2	2.4	15.1	123.1
Regional governments	—	—	—	—	—	17.5	1.6	—	19.1
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	0.8	9.7	4.4	—	19.1	13.3	39.2	86.5
Corporates	—	1.6	0.5	—	0.2	39.1	9.0	5.0	55.4
Securitization positions	—	—	3.4	3.6	—	—	—	9.1	16.1
Total	—	3.1	20.0	8.0	0.2	178.8	28.8	74.7	313.6

Credit exposures to European countries by exposure class and risk mitigation method

In light of the ongoing European sovereign debt crisis, the tables below aim to describe SEK’s exposures to European countries. The effects of the crisis are observed and analyzed using scenario analyses as part of the internal capital adequacy assessment (ICAAP), described in Note 31. In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility. SEK ensures that it does not purchase credit derivatives (CDSs) with shorter maturities than the assets whose risk the credit derivatives are intended to mitigate. The first column of the risk mitigation tables shows gross exposures, i.e. exposures excluding guarantees and credit risk derivatives, for respective countries. The next two columns show outgoing risk mitigation, in the form of guarantees and credit risk derivatives. Outgoing risk mitigation results in a decrease in the exposure in the respective country as the original gross exposure is transferred to another country by means of risk mitigation. Additional risk mitigation means that an exposure, in the form of guarantees and credit risk derivatives, increases in the respective country as a result of including credit protection that is not reflected in the gross exposure. Additional risk mitigation results in increased exposure to the respective country. Figures in the column for net exposures, i.e. exposures after including guarantees and credit risk derivatives, are the sum of gross exposure, outgoing risk mitigation and additional risk mitigation, for the respective country.

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2012

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	3.1	—	3.1
Non-sovereign	12.3	-3.5	-1.1	1.0	3.8	12.5
France
Sovereign	—	—	—	2.9	0.0	2.9
Non-sovereign	5.4	-3.8	—	0.3	2.2	4.1
Germany
Sovereign	5.4	—	—	4.5	0.0	9.9
Non-sovereign	1.7	—	—	1.1	1.1	3.9
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	11.2	-1.6	-0.3	0.2	—	9.5
Belgium
Sovereign	—	—	—	—	—	—
Non-sovereign	0.3	—	—	0.0	—	0.3
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	4.9	-1.4	-0.6	—	—	2.9
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	9.5	-6.6	—	0.1	0.1	3.1
Poland
Sovereign	—	—	—	3.0	—	3.0
Non-sovereign	3.0	-3.0	—	—	—	—
Switzerland
Sovereign	—	—	—	0.0	—	0.0
Non-sovereign	—	—	—	0.4	—	0.4
Italy
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	2.9	-2.9	—	0.1	—	0.1
Portugal
Sovereign	—	—	—	0.4	—	0.4
Non-sovereign	0.5	-0.4	—	—	—	0.1
Turkey
Sovereign	0.6	-0.6	—	—	—	—
Non-sovereign	4.4	-3.8	—	—	—	0.6
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	10.7	-10.7	—	—	—	0.0
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	0.1	-0.1	—	—	—	—
Austria
Sovereign	0.2	—	—	—	—	0.2
Non-sovereign	1.3	—	—	0.0	—	1.3
Luxembourg
Sovereign	1.7	—	—	0.5	—	2.2
Non-sovereign	0.6	-0.1	—	—	—	0.5
Other countries
Sovereign	0.0	0.0	—	—	—	0.0
Non-sovereign	2.0	-0.6	-0.2	0.0	—	1.2
Total	78.7	-39.1	-2.2	18.2	7.2	62.8

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2011

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	4.9	—	4.9
Non-sovereign	18.4	-4.5	-1.9	0.4	4.7	17.1
France
Sovereign	—	—	—	3.5	—	3.5
Non-sovereign	8.0	-4.2	—	0.4	3.7	7.9
Germany
Sovereign	1.3	—	—	6.7	—	8.0
Non-sovereign	5.3	-1.5	-0.3	0.5	1.7	5.7
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	7.3	-0.3	—	1.1	—	8.1
Belgium
Sovereign	—	—	—	—	—	—
Non-sovereign	2.0	-0.2	—	0.0	—	1.8
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	5.9	-1.6	—	—	—	4.3
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	10.7	-7.6	—	—	0.2	3.3
Poland
Sovereign	—	—	—	3.1	—	3.1
Non-sovereign	3.1	-3.1	—	—	—	—
Switzerland
Sovereign	—	—	—	0.1	—	0.1
Non-sovereign	2.0	—	-0.2	0.0	1.4	3.2
Italy
Sovereign	—	—	—	0.9	—	0.9
Non-sovereign	3.2	-3.2	—	—	—	—
Portugal
Sovereign	0.5	-0.5	—	0.5	—	0.5
Non-sovereign	0.3	—	—	0.0	—	0.3
Turkey
Sovereign	—	—	—	—	—	—
Non-sovereign	5.6	-5.6	—	—	—	—
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	11.4	-11.4	—	—	—	0.0
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	—	—	—	—	—	—
Austria
Sovereign	—	—	—	—	—	—
Non-sovereign	0.5	—	—	0.0	—	0.5
Luxembourg
Sovereign	—	—	—	0.4	—	0.4
Non-sovereign	0.3	-0.2	—	—	—	0.1
Other countries
Sovereign	0.0	—	—	—	—	0.0
Non-sovereign	1.7	-0.7	—	0.0	—	1.0
Total	87.5	-44.6	-2.4	22.5	11.7	74.7

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2012

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	13.8	—	—	148.2	—	162.0
Non-sovereign	89.7	-31.4	-5.9	1.8	0.0	54.2
Norway
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	4.5	0.0	-0.9	1.3	—	4.9
Finland
Sovereign	0.9	—	—	2.0	—	2.9
Non-sovereign	11.1	-3.6	-1.5	0.3	0.6	6.9
Iceland
Sovereign	—	—	—	0.5	—	0.5
Non-sovereign	1.0	-0.8	—	—	—	0.2
Denmark
Sovereign	1.4	—	—	0.2	—	1.6
Non-sovereign	6.9	—	-0.3	1.0	0.2	7.8
Total	129.3	-35.8	-8.6	155.9	0.8	241.6

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2011

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	13.0	—	—	107.6	—	120.6
Non-sovereign	93.1	-34.1	-12.2	7.5	3.9	58.2
Norway
Sovereign	—	—	—	0.7	—	0.7
Non-sovereign	5.0	0.0	-0.9	1.3	—	5.4
Finland
Sovereign	2.3	-1.1	—	2.8	—	4.0
Non-sovereign	15.5	-3.0	-3.3	0.4	—	9.6
Iceland
Sovereign	0.5	—	—	—	—	0.5
Non-sovereign	0.5	-0.3	—	—	—	0.2
Denmark
Sovereign	1.0	—	—	0.3	—	1.3
Non-sovereign	6.7	-0.3	-0.3	0.7	0.3	7.1
Total	137.6	-38.8	-16.7	121.3	4.2	207.6

Sovereign consists of central governments, government export credit agencies, regional governments and multilateral development banks. Non-sovereign consists of financial institutions, corporate and securitization positions.

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

Gross exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2012

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United Kingdom	—	—	—	—	6.0	5.7	0.6	12.3
The Netherlands	—	—	—	—	8.7	1.8	0.7	11.2
Russia	—	—	—	—		10.7	—	10.7
Spain	—	—	—	—	0.1	8.4	1.0	9.5
Germany	—	1.0	4.3	—	1.6	0.2	—	7.1
France	—	—	—	—	3.7	1.7	—	5.4
Turkey	—	—	0.6	—	—	4.4	—	5.0
Ireland	—	—	—	—	0.6	1.8	2.5	4.9
Poland	—	—	—	—	—	3.0	—	3.0
Italy	—	—	—	—	—	2.9	—	2.9
Luxembourg	—	1.7	—	0.0	0.1	0.5	—	2.3
Austria	—	0.2	—	—	1.3	0.0	—	1.5
Portugal	—	—	—	—	—	0.4	0.1	0.5
Belgium	—	—	—	—	—	0.3	—	0.3
Greece	—	—	—	—	—	0.1	—	0.1
Switzerland	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	—	0.5	1.5	—	2.0
Total	0.0	2.9	4.9	0.0	22.6	43.4	4.9	78.7

Gross exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2011

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United Kingdom	—	—	—	—	8.9	6.3	3.2	18.4
Russia	—	—	—	—	0.0	11.4	—	11.4
Spain	—	—	—	—	0.5	8.9	1.3	10.7
France	—	—	—	—	6.1	1.9	0.0	8.0
The Netherlands	—	—	—	—	5.1	1.3	0.9	7.3
Germany	1.3	—	—	—	4.7	0.6	—	6.6
Ireland	—	—	—	—	1.3	2.0	2.6	5.9
Turkey	—	—	—	—	0.1	5.5	—	5.6
Italy	—	—	—	—	—	3.2	—	3.2
Poland	—	—	—	—	—	3.1	—	3.1
Switzerland	—	—	—	—	1.7	0.3	—	2.0
Belgium	—	—	—	—	0.9	0.3	0.8	2.0
Portugal	0.5	—	—	—	—	—	0.3	0.8
Luxembourg	—	—	—	0.0	—	0.3	—	0.3
Austria	—	—	—	—	0.5	—	—	0.5
Greece	—	—	—	—	—	—	—	—
Other countries	—	—	—	—	0.5	1.2	—	1.7
Total	1.8	—	—	0.0	30.3	46.3	9.1	87.5

Net exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2012

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United kingdom	—	3.1	—	—	10.8	1.1	0.6	15.6
Germany	—	5.5	4.4	—	2.9	1.0	—	13.8
The Netherlands	—	—	—	—	8.0	0.8	0.7	9.5
France	—	2.9	—	—	4.1	—	—	7.0
Spain	—	—	—	—	0.3	1.8	1.0	3.1
Poland	3.0	—	—	—	—	—	—	3.0
Ireland	—	—	—	—	—	0.4	2.5	2.9
Luxembourg	—	1.8	—	0.4	0.0	0.5	—	2.7
Austria	0.2	—	—	—	1.3	—	—	1.5
Italy	0.0	0.6	—	—	—	0.1	—	0.7
Portugal	0.4	—	—	—	—	—	0.1	0.5
Switzerland	—	0.0	—	—	0.4	—	—	0.4
Belgium	—	—	—	—	0.0	0.3	—	0.3
Greece	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	—	0.5	1.3	—	1.8
Total	3.6	13.9	4.4	0.4	28.3	7.3	4.9	62.8

Net exposures European countries, excluding Nordic countries by exposure classes, as of December 31, 2011

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United kingdom	—	4.9	—	—	13.2	0.7	3.2	22.0
Germany	2.3	5.7	—	—	5.3	0.4	—	13.7
France	—	3.5	—	—	7.9	—	0.0	11.4
The Netherlands	—	—	—	—	5.9	1.3	0.9	8.1
Ireland	—	—	—	—	1.2	0.5	2.6	4.3
Switzerland	—	0.1	—	—	3.1	0.1	—	3.3
Spain	—	—	—	—	0.7	1.3	1.3	3.3
Poland	3.1	—	—	—	—	—	—	3.1
Belgium	—	—	—	—	0.9	0.1	0.8	1.8
Italy	—	0.9	—	—	—	0.0	—	0.9
Portugal	0.5	—	—	—	—	—	0.3	0.8
Luxembourg	—	—	—	0.4	—	0.1	—	0.5
Austria	—	—	—	—	0.5	—	—	0.5
Greece	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	—	0.5	0.5	—	1.0
Total	5.9	15.1	—	0.4	39.2	5.0	9.1	74.7

Corporate exposures by industry (GICS)

	December 31, 2012		December 31, 2011
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	75.3	6.8	66.4	6.2
Financials	31.7	13.4	20.9	2.5
Industrials	28.8	15.0	39.2	22.3
Materials	28.4	10.3	26.3	8.2
Consumer goods	14.8	10.3	14.6	6.9
Utilities	12.4	3.6	15.8	5.7
Health Care	7.3	2.8	6.8	2.1
Energy	4.9	1.4	3.3	1.3
Other	0.5	0.0	1.3	0.2
Total	204.1	63.6	194.6	55.4

Asset-Backed Securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of December 31, 2012 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

								...of which	...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which
Net exposures Skr mn	December 31, 2012							rated	rated		rated		rated		rated		rated		rated		rated		rated		rated		rated		CDO rated
Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘A-’		‘BBB+’		‘BBB-’		‘BB’		‘B+’		‘CCC’
Australia	2,555	—	—	—	—	—	2,555	2,555	—		—		—		—		—		—		—		—		—		—		—
Germany	—	26	66	—	—	—	92	26	66	(3)	—		—		—		—		—		—		—		—		—		—
Ireland	815	—	—	—	—	1,408	2,223	1,408	—		—		—		—		—		—		—		379	(3)	258	(3)	178	(3)	—
Netherlands	652	—	—	—	—	—	652	652	—		—		—		—		—		—		—		—		—		—		—
Portugal	315	—	—	—	—	—	315	—	—		—		—		—		—		156	(3)	—		159	(3)	—		—		—
Spain	819	28	—	23	—	131	1,001	—	—		—		28	(3)	57	(3)	225	(3)	97	(3)	393	(3)	—		201	(3)	—		—
United Kingdom	598	—	—	—	—	17	615	437	—		161	(3)	17	(3)	—		—		—		—		—		—		—		—
United States	—	—	—	—	133	1,978	2,111	1,978	—		—		—		—		—		—		—		—		—		—		133	(4)
Total	5,754	54	66	23	133	3,534	9,564	7,056	66		161		45		57		225		253		393		538		459		178		133

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2)RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 2,375 million, Skr 244 million have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (senior tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded significantly during 2008 to 2012 by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the significant rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amount to Skr 462 million in total as of December 31, 2012.

Net exposures Skr mn	December 31, 2011								...of which rated	...of which rated		...of which rated		...of which rated		...of which rated		...of which rated		...of which rated		...of which rated		...of which rated		...of which rated		...of which CDO rated
Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)		Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘BBB+’		‘BBB’		‘BBB-’		‘BB’		‘CCC’
Australia	3,550	—	—	—	—	—		3,550	3,550	—		—		—		—		—		—		—		—		—		—
Belgium	760	—	—	—	—	—		760	760	—		—		—		—		—		—		—		—		—		—
France	—	24	—	—	—	—		24	24	—		—		—		—		—		—		—		—		—		—
Germany	—	102	70	—	—	—		172	102	70	(4)	—		—		—		—		—		—		—		—		—
Ireland	920	—	—	—	—	1,465	(3)	2,385	1,465	—		—		45	(4)	—		—		592	(4)	283	(4)	—		—		—
Netherlands	834	—	—	—	—	—		834	834	—		—		—		—		—		—		—		—		—		—
Portugal	351	—	—	—	—	—		351	—	—		—		—		—		171	(4)	—		—		180	(4)	—		—
Spain	962	65	—	66	—	209		1,302	452	50	(4)	16	(4)	496	(4)	44	(4)	24	(4)	—		—		—		220	(4)	—
United Kingdom	3,246	—	—	—	—	57		3,303	3,044	—		259	(4)	—		—		—		—		—		—		—		—
United States	—	—	—	—	151	2,790		2,941	2,132	658	(4)	—		—		—		—		—		—		—		—		151
Total	10,623	191	70	66	151	4,521		15,622	12,363	778		275		541		44		195		592		283		180		220		151

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2)RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(4)Of these assets amounting to Skr 3,108 million, Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(5) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amount to Skr 491 million in total as of December 31, 2011.

Market risk

The positions that SEK secure, relating to market risk, can be positions that are not valued at fair value in the statement of financial position due to accounting reasons. Thus, the financial risk estimated by SEK may differ from the changes in value recognized in operating profit or in other comprehensive income.

SEK assumes a one-percentage-point change in the market rate, as a parallel shift, for the sensitivity analyses relating to interest rate risk. SEK assesses a reasonable assumption to be that the average change in market rates will not exceed one percentage point over the next year.

Change in value if the market interest rate rises by one percentage point as of December 31, 2012

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-8.8	-1.0	-1.5	281.5	270.2
Swedish Skr	-3.9	-77.6	-198.3	-288.8	-568.6
	-12.7	-78.6	-199.8	-7.3	-298.4

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	257.0	10.0	17.3	301.0	585.2
Swedish Skr	83.9	0.2	0.0	-8.2	75.8
	340.9	10.1	17.3	292.8	661.1

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-26.6	0.0	0.0	0.0	-26.6
Swedish Skr	-15.4	-73.7	-195.4	-280.6	-565.1
	-41.9	-73.7	-195.4	-280.6	-591.6

Change in value if the market interest rate rises by one percentage point as of December 31, 2011

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-2.2	-4.7	-7.8	277.7	263.0
Swedish Skr	-6.0	-87.4	-151.1	-264.9	-509.4
	-8.2	-92.1	-158.9	12.8	-246.4

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	316.1	4.5	8.7	294.9	624.2
Swedish Skr	89.1	0.2	0.1	-9,3	80.1
	405.2	4.7	8.8	285.6	704.3

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-5.3	—	—	—	-5.3
Swedish Skr	-9.6	-83.0	-145.4	-254.8	-492.8
	-14.9	-83.0	-145.4	-254.8	-498.1

Change in value if the market interest rate declines by one percentage point as of December 31, 2012

The impact on the value of assets and liabilities, including derivatives, when market interest rates declines by one percentage point (-1%).

Consolidated Group Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	15.4	0.6	-0.5	-388.4	-372.8
Swedish Skr	3.9	79.9	208.9	315.9	608.5
	19.3	80.5	208.4	-72.5	235.7

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-56.7	-5.3	-10.8	-408.9	-481.7
Swedish Skr	-84.9	-0.2	0.0	8.9	-76.2
	-141.6	-5.5	-10.8	-400.0	-557.9

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	11.9	0.0	0.0	0.0	11.9
Swedish Skr	15.6	75.8	205.8	307.0	604.1
	27.5	75.8	205.8	307.0	616.0

Change in value if the market interest rate declines by one percentage point as of December 31, 2011

The impact on the value of assets and liabilities, including derivatives, when market interest rates declines by one percentage point (—1%).

Consolidated Group Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	15.0	4.1	6.1	-391.8	-366.6
Swedish Skr	6.0	90.2	158.7	284.4	539.3
	21.0	94.3	164.8	-107.4	172.7

of which financial instruments measured at fair value through profit or loss

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	-218.9	-4.5	-9.1	-409.5	-642.0
Swedish Skr	-90.3	-0.2	-0.1	10.2	-80.4
	-309.2	-4.7	-9.2	-399.3	-722.4

of which financial instruments measured at fair value through comprehensive income

Skr mn	M < 1 years	1 years < M < 3 years	3 years < M < 5 years	M > 5 years	Total
Foreign currency	4.7	—	—	—	4.7
Swedish Skr	9.8	85.7	152.7	273.4	521.6
	14.5	85.7	152.7	273.4	526.3

Assets, liabilities and derivatives denominated in foreign currencies.

Assets, liabilities and derivatives denominated in foreign currencies (i.e. currencies other than Swedish kronor) have been converted to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor. The relevant exchange rates for the currencies representing the largest portions of the Consolidated Group in the statement of financial position reported assets and liabilities are presented in table below (expressed in Swedish kronor per unit of each foreign currency). The portion at year-end represents portion of aggregated volumes of assets and liabilities denominated in foreign currency. Foreign currency positions at year-end represent the net of all assets and liabilities in the statement of financial position in each currency. The amounts are book values.

	December 31, 2012			December 31, 2011
		Portion a year-end	Foreign currency		Portion at year-end	Foreign currency
Currency	Exchange rate	%	position	Exchange rate	%	position
SKR	1	76.9	e.t.	1	77.1	n.a.
EUR	8.6166	6.1	-842.9	8.9447	2.3	-455.7
USD	6.5156	5.7	797.1	6.9234	10.4	2,045.5
JPY	0.07563	7.3	-1025.0	0.08918	7.9	-1,545.7
CHF	7.1306	2.8	387.4	7.3556	1.3	263.8
MXN	0.5020	0.3	-38.8	0.4942	1.0	-193.6
Others	—	0.9	-132.8	—	0.0	3.4
Total foreign currency position		100.0	-855.0		100.0	117.7

The FX risk is limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions excluding unrealized changes in fair value amounted to a liability of Skr 4.4 million (year-end 2011: an asset of Skr 80.0 million). Assets and liabilities that are denominated in foreign currency are included in the total volume of assets and liabilities with the following amounts (in millions of Swedish kronor).

	December 31, 2012	December 31, 2011
Skr mn	Consolidated Group	Consolidated Group
Total assets	313,135.6	319,701.9
of which denominated in foreign currencies	242,135.8	296,324.8
Total liabilities	298,723.4	305,733.8
of which denominated in foreign currencies	242,990.8	296,207.1

Liquidity risk

Contractual flows

	As at 31 December 2012
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Assets
Cash and cash equivalents	2,338.2	2,338.2	—	—	—	—	—	2,338.2
Treasuries/government bonds	5,132.6	1.1	2,058.6	2,062.2	1,010.6	0.0	-21.1	5,111.5
Other interest-bearing securities except loans	84,893.7	10,936.2	17,350.1	30,676.7	20,995.1	4,935.6	-7,200.4	77,693.3
Loans in the form of interest-bearing securities	63,797.9	-18.8	1,296.3	5,337.3	45,350.7	11,832.4	-5,908.1	57,889.8
Loans to credit institutions	23,732.9	5,303.8	787.2	2,082.9	7,882.1	7,677.0	-1,649.3	22,083.6
Loans to the public	115,126.8	2,855.3	5,728.0	17,544.5	63,251.4	25,747.6	351.4	115,478.2
Derivatives	40,843.7	607.7	6,756.7	14,662.7	12,010.4	6,806.2	-15,132.5	25,711.2
Total	335,865.8	22,023.6	33,976.9	72,366.3	150,500.2	56,998.8	-29,560.0	306,305.8

	As at 31 December 2012
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-14,287.3	-14,276.4	-0.7	-10.1	—	—	-203.0	14,490.3
Borrowing from the public	-82.8	—	-65.2	-17.6	—	—	25.9	56.9
Senior securities issued	-290,244.5	-5,100.6	-34,879.6	-75,187.0	-142,981.2	-32,096.0	32,154.4	258,090.1
Derivatives	-9,492.1	-711.9	-589.6	-1,165.7	-5,455.7	-1,569.2	-6,928.9	16,421.0
Subordinated securities issued	-2,313.6	0.0	-10.0	-45.1	-240.7	-2,017.8	-699.1	3,012.7
Total	-316,420.4	-20,089.0	-35,545.2	-76,425.5	-148,677.6	-35,683.0	24,349.4	292,071.0

Commitments
Committed undisbursed loans	5,893.3	-6,651.2	-4,752.4	-3,584.0	11,924.2	8,956.7	20,021.8	25,915.1

Cash flow surplus (+) / deficit (-)	25,338.7	-4,716.6	-6,320.8	-7,643.3	13,746.8	30,272.5

Accumulated cash flow surplus (+) / deficit (-)	25,338.7	-4,716.6	-11,037.4	-18,680.7	-4,933.9	25,338.7

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 33.8 billion as well as additional available funds consisting of  a credit facility with the Swedish National Debt Office of Skr 100 billion. With regard to deficit with a maturity less than one month and up to five years, SEK has the intention to refinance these through borrowing on the financial markets.

	As at 31 December 2011
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Assets
Cash and cash equivalents	3,749.6	3,749.6	—	—	—	—	—	3,749.6
Treasuries/government bonds	2,040.3	—	2,000.0	1.5	38.8	—	-6.9	2,033.4
Other interest-bearing securities except loans	80,376.2	8,754.9	16,437.3	26,249.5	21,515.0	7,419.5	-5,637.7	74,738.5
Loans in the form of interest-bearing securities	75,818.2	512.1	1,692.5	11,581.6	45,554.6	16,477.4	-9,613.7	66,204.5
Loans to credit institutions	26,348.0	8,182.3	1,003.0	2,187.4	10,309.1	4,666.2	-556.4	25,791.6
Loans to the public	125,039.8	1,756.9	5,306.9	17,738.1	64,710.1	35,527.8	-17,101.7	107,938.1
Derivatives	50,044.3	763.2	7,646.3	15,554.1	17,374.8	8,705.9	-18,577.3	31,467.0
Total	363,416.4	23,719.0	34,086.0	73,312.2	159,502.4	72,796.8	-51,493.7	311,922.7

	As at 31 December 2011
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-15,655.1	-1,033.7	-6,181.3	-2,582.2	-5,857.9	—	-178.8	-15,833.9
Borrowing from the public	-59.1	-59.1	—	—	—	—	—	-59.1
Senior securities issued	-290,300.2	-1,707.5	-43,201.5	-63,691.0	-132,965.5	-48,734.7	32,947.8	-257,352.4
Derivatives	2,525.2	-507.6	3,256.3	6,268.0	-3,817.9	-2,673.6	-25,130.0	-22,604.8
Subordinated securities issued	-2,737.6	0.0	-10.7	-48.0	-255.7	-2,423.2	-436.8	-3,174.4
Total	-306,226.8	-3,307.9	-46,137.2	-60,053.2	-142,897.0	-53,831.5	7,202.2	-299,024.6

Commitments
Committed undisbursed loans	3,743.4	-2,955.5	-3,216.4	-11,029.7	6,676.2	14,268.8	21,328.4	25,071.8

Cash flow surplus (+) / deficit (-)	60,933.0	17,455.6	-15,267.6	2,229.3	23,281.6	33,234.1

Accumulated cash flow surplus	60,933.0	17,455.6	2,188.0	4,417.3	27,698.9	60,933.0

Repayments subject to notice are treated as if notice were to be given immediately, except for “Loans to credit institutions”, “Loans to the public”, “Borrowing from credit institutions”, “ and “Borrowing from the public” where repayments are assumed to occur on maturity date. “Subordinated securities issued” which consists of subordinated debt without maturity date are assumed not to be repaid at the time of the first redemption date. Regarding the subordinated debt, SEK controls whether the instruments will be redeemed in advance of maturity, something SEK does not intend to do.

Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “No maturity/discount effect”.

Items other than financial instruments with an approximate expected recovery time within less than 12 months include: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. For information regarding liquidity risk, see Note 31. The amounts above contain interest.

Liquidity(1) reserve as of December 31, 2012

Market value
Skr mn	Total	SKR	EUR	USD	Other
Cash and holdings in banks available overnight	2,190.2	2,190.2	—	—	—
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	6,156.1	1,247.5	1,965.0	2,135.1	808.4
Securities issued or guaranteed by municipalities or other public entities	9,840.6	4,799.0	2,776.0	2,157.3	108.4
Covered bonds issued by other institutions	5,026.2	4,688.5	337.6	—	—
Securities issued by non-financial corporates	848.9	848.9	—	—	—
Total	24,062.0	13,774.1	5,078.6	4,292.4	916.8

Liquidity(1) reserve as of 31 December, 2011

Market value Skr mn	Total	SKR	EUR	USD	Other
Cash and holdings in banks available overnight	3,517.9	1,550.1	1,967.8	—	—
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	1,989.9	1,989.9	—	—	—
Securities issued or guaranteed by municipalities or other public entities	5,624.3	4,799.9	824.4	—	—
Covered bonds issued by other institutions	3,155.5	3,155.5	—	—	—
Securities issued by non-financial corporates	64.9	64.9	—	—	—
Total	14,352.5	11,560.2	2,792.2	—	—

(1)The Liquidity reserve is a part of SEK’s liquidity placements.

For information regarding liquidity risk, see Note 31. The amounts above contain interest.

Note 29. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

• shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

The Swedish State owns 100 percent of the company’s share capital. By means of direct guarantees extended by the National Debt Office and EKN — The Swedish Export Credits Guarantee Board, supported by the full faith and credit of Sweden, 29.9 percent (year-end 2011: 31.6 percent) of the company’s outstanding loans on December 31, 2012, were guaranteed by the State. The remuneration for these guarantees during 2012 amounted to Skr 212.3 million (2011: Skr 238.7 million; 2010: Skr 328.7 million). SEK administers, in return for compensation, the State’s export credit support system, and the State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system (see Note 1(d) and Note 25).

SEK has a Skr 100 billion credit facility with the Swedish National Debt Office. The remuneration for this credit facility during 2012 amounted to Skr 17.0 million (2011: Skr 17.0 million; 2010: Skr 17.0 million). The Swedish parliament has also authorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2012, both the loan facility and the ability to purchase state guarantees were extended for 2013.

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

Key management personnel include the following positions:

• The Board of Directors

• The President and CEO

• Other members in the Executive Committee

For information about remuneration and other benefits to key management personnel see Note 5, “Personnel costs”.

The following table summarizes the Consolidated Group’s transactions with its related parties:

	2012
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	3,452.6	28.5	—	—	3,452.6	28.5
Other interest-bearing securities except loans	—	—	2,571.5	68.4	2,571.5	68.4
Loans in the form of interest-bearing securities	—	—	1,100.0	36.8	1,100.0	36.8
Loans to credit institutions	—	—	1,708.8	13.8	1,708.8	13.8
Loans to the public	—	—	451.8	12.3	451.8	12.3
Due from the State	2,161.0	—	—	—	2,161.0	—
Total	5,613.6	28.5	5,832.1	131.3	11,445.7	159.8
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	128.4	—	—	—	128.4	—
Total	128.4	—	—	—	128.4	—

	2011
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,995.3	13.2	—	—	1,995.3	13.2
Other interest-bearing securities except loans	—	—	3,369.7	79.4	3,369.7	79.4
Loans in the form of interest-bearing securities	—	—	1,200.4	30.1	1,200.4	30.1
Loans to credit institutions	—	—	1,959.9	24.0	1,959.9	24.0
Loans to the public	—	—	538.1	8.0	538.1	8.0
Due from the State	2,113.8	—	—	—	2,113.8	—
Total	4,109.1	13.2	7,068.1	141.5	11,177.2	154.7
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	115.7	—	—	—	115.7	—
Total	115.7	—	—	—	115.7	—

	2010
	The shareholder, i.e. the Swedish State		Companies and organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	—	—	—	1.0	—	1.0
Other interest-bearing securities except credits	—	—	4,314.4	49.8	4,314.4	49.8
Credits in the form of interest-bearing securities	—	—	1,541.8	26.8	1,541.8	26.8
Credits to credit institutions	—	—	1,790.5	132.0	1,790.5	132.0
Credits to the public	—	—	629.6	12.4	629.6	12.4
Due from the State	1,155.6	—	—	—	1,155.6	—
Total	1,155.6	—	8,276.3	222.0	9,431.9	222.0
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	—	—	—	—	—	—
Total	—	—	—	—	—	—

Note 30. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Note 31. Risk and Capital management.

During 2012, there were no significant changes to SEK’s objectives, principles, risk management methods or methods of measuring risk. Furthermore, neither the types of risk exposures nor the origins of these exposures have changed materially. However, during 2012 the reported exposure to different types of spread risks, such as credits spread risk, credits spread risk on own debt and currency basis spread risk, increased, primarily as a result of refined methods for calculating market values in SEK’s accounting. As a result, SEK has implemented additional market risk measures for spread risks. See the section “Market Risk” below.

At December 31, 2012, SEK’s risk-weighted amount (RWA), as calculated in accordance with Basel II (without taking into consideration the transitional rules applicable during the current period of transition from Basel I to Basel II), were equal to Skr 71.5 billion (year-end 2011: Skr 68.4 billion), which implies a Common Equity Tier-1 ratio of 19.8 percent (year-end 2011: 18.9 percent), a Tier-1 ratio of 23.0 percent (year-end 2011: 22.5 percent) and a total capital adequacy ratio of 23.1 percent (year-end 2011: 22.5 percent). For further information on capital adequacy, see Note 27.

SEK’s capital adequacy assessment process is deemed to be well in line with the Basel II framework’s underlying principles and concepts. In summary, SEK’s assessment is that SEK’s expected available capital amply covers the expected risks in the different scenarios that SEK envisages, in a way that supports SEK’s high creditworthiness.

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

It is not only in transactions with customers that risk management skills are vital for success. Based on SEK’s strategy, which has been used for many years, SEK’s borrowing activities benefit from the market’s different types of risk preferences. SEK has a conservative policy on liquidity and funding risk, which means, for example, that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility.

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

Risk management and risk control

SEK defines risk in terms of the probability of a negative deviation from an expected financial outcome. Risk is a balancing of the probability of and consequence of any given event. The term “risk” is generally only used when there is at least one negative consequence of an event. This balancing means that the overall risk may be high, even if the probability is low, if the consequences are serious. Risk management includes all activities that affect the assumption of risk, i.e., SEK’s processes and systems that identify, measure, analyze, monitor and report risks at an early stage. Adequate internal control, consisting of a set of rules, systems and procedures, as well as monitoring adherence to these, is designed to ensure that the company is run in a reliable, efficient and controlled manner. We understand risk control to comprise all activities for measuring, reporting and addressing risks, independent of the (risk-taking) commercial units. SEK exercises risk control from two different perspectives: (i) through risk-related management and control that primarily includes risk management and limits, and (ii) through management and control that is carried out at the company level and that includes organization, corporate governance and internal control.

The chart “General Principles for Governance”, displays SEK’s organization for management and control.

Ultimate responsibility for SEK’s business and for ensuring that it is carried out with adequate internal control lies with the Board. The Board has an annual process of establishing instructions for all of its committees. Minutes from all the committee meetings are provided and reported to the Board at its meetings. The Board has a Finance Committee, which assists the Board with overall issues regarding the company’s financial operations. These financial operations include long- and short-term funding, liquidity management, risk measurement and risk limits, as well as matters regarding policy and quality control. The Finance Committee can make decisions on market risk limits. The Board’s Credit Committee is the Board’s working body for matters relating to loans and credit decisions and matters that are of fundamental significance or generally of great importance to SEK. The Board’s Audit Committee is the Board’s preparatory body for matters relating to the company’s financial reporting and corporate governance. The Board’s Remuneration Committee is the Board’s preparatory committee for matters relating to salaries, pensions and other benefits for the Senior Executives and overall issues relating to salaries, pensions and other benefits. The Remuneration Committee also prepares proposals on the terms for and outcome of the general incentive system.

The Board draws up central policy documents and, at every meeting, receives a summary report of the risk position. For further information regarding the Board’s work, see Item 6 of this Annual Report on Form 20-F. The President is responsible for day-to-day management. Under the level of the Board and the President, there are committees with various powers to make decisions depending on the type of risks. The Executive Committee’s Credit Committee is responsible for matters relating to credits and credit risk management within SEK. The Executive Committee’s Credit Committee has the right to make credit decisions within the scope of its mandate and on the basis of the order of delegation decided by the Board. The Asset and Liability Committee manages issues such as those regarding SEK’s overall risk level and proposes market risk limits and methods for risk measurement and the allocation of internal capital. Within the framework of the Board’s overall capital policy, the Asset and Liability Committee draws up guidelines for the distribution of responsibility, the handling of SEK’s risk types and for the relationship between risk and capital. The Internal Control Committee is responsible for managing and addressing operational risk and following up on incident reports, and also constitutes the drafting and decision-making body for new products. The Business Committee assesses, among other things, whether individual transactions fulfill the criteria set out in the instruction from the state. The

President chairs all of the above-mentioned committees, with the exception of the Business Committee, which is chaired by the COO.

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

The second line of defense also consists of an independent Compliance function. This function supports the organization in ensuring that operations are run according to applicable regulations, and also monitors compliance with regulations within the company. The Compliance function reports to the President but is also obliged to report to the Board. Internal Audit, which is the third line of defense, investigates and assesses the efficiency and integrity of the risk management described above. Internal Audit reports to the Board. Internal Audit performs auditing activities in accordance with by the Board approved audit plan. Internal Audit reports regularly to the Board, the Board’s Audit Committee and to the President and also informs the Internal Control Committee on a regular basis. In 2011 the Board took the decision to outsource the Internal Audit function to an external party. This is in order to ensure access to specialist expertise and global networks, which are considered to be of particular importance at a time of extensive regulatory changes.

It is a fundamental principle for all control functions to be independent in relation to commercial activities.

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

SEK’s business model is, in essence, simple and transparent. The company borrows money in the form of bonds. Regardless of the conditions with regard to debt investors, borrowings are swapped to a floating interest rate. Funds that are not used immediately for lending (at a floating rate of interest) are retained to provide lending capacity in the form of liquidity placements (at a floating rate of interest). Market risks are therefore limited and primarily occur in the form of unrealized changes in value as a result of various spread risks that can have significant impact on both overall market risk and earnings. The company does not assume any refinancing risk. To ensure access to competitive funding in both good and difficult times, the company’s funding is diversified. The company’s strategy is to be flexible and available on all markets, and, using derivatives, to “create” borrowing in the currency that the customer (and ultimately the exporter)

requires. This enables the company to take advantage of the best funding opportunities irrespective of market, which contributes to diversification and risk reduction.

Core Principles for Risk Management

SEK shall carry out its business in such a manner that SEK is perceived by its business counterparties as a first-class counterparty.

SEK shall be selective in its choice of counterparties in order to ensure high creditworthiness.

In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility.

SEK shall at all times have risk capital well above regulatory requirements.

SEK’s risk management

SEK’s risk management primarily involves using various techniques to transform and reduce gross risks into net risks that are at levels that are sustainable in the long term in relation to SEK’s risk capital. The matrix below describes management’s view on risk management for SEK’s most significant risk categories.

gross exposure	risk management	net risk

Credit risk
Some of SEK’s credits are granted to parties that have lower credit quality and therefore higher risk than SEK wishes to be exposed to. This applies to a large extent to export credits, for which the ability to provide financing is a key competitive tool for suppliers. Even in cases where customers have good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial. Gross exposures do not take into account any risk mitigation/risk diversification. SEK’s policy for liquidity and funding risk provides that borrowed funds not yet used to finance credits need to be invested in securities, known as liquidity placements.

SEK applies the Foundation internal ratings-based approach (IRB approach) to calculate the capital requirement for credit risks. By using the internal ratings-based approach SEK establishes credit ratings for its individual counterparties. Most of the counterparties against whom SEK accepts net exposures are also rated by one or more of the internationally recognized rating agencies. In order to be able to keep the credit risk at the desired level, SEK usually uses various types of guarantees and other risk-mitigating solutions. For export credits, where the ultimate borrower may have low creditworthiness, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid larger than desired risks, SEK may also require risk mitigation in those cases where counterparties have high creditworthiness but where the financing requirements are large. In such cases, credit derivatives are normally used. SEK’s liquidity placements shall be made in assets with good credit quality and in accordance with defined guidelines.

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

The net risk comprises an accrued net interest income in foreign currency, that is hedged regularly, and foreign currency positions related to unrealized fair value changes. Market-related counterparty risk remains in respect of counterparties in derivative transactions to the extent that derivatives are used to manage interest rate risk.

Market risks — Other

A large portion of SEK’s funding is carried out on terms that are adapted to investor requirements regarding exposure to different risks. Such adjustments provide exposure not only to credit risk but also to changes in different market prices and other market-related variables, such as indices. These adjustments result in funding transactions that contain embedded derivatives. The risk in these derivatives must be managed to avoid undesirable exposures for SEK. SEK’s business model gives rise to spread risks, such as credit spread risk, currency basis spread risk and credit spread risk on own debt.

Unwanted market risks, e.g. in embedded derivatives, are hedged by SEK on a contractual basis using free-standing derivative transactions with offsetting risk profiles. The risk of unrealized changes in value as a result of changes in credit spreads, currency basis spreads and changes in SEK’s own credit spreads are not hedged.

SEK generally does not have any net exposure to any types of risk other than interest rate, currency and certain spread risks. The derivatives used for hedging undesired market risks result in a market-related counterparty risk in respect of counterparties in derivative transactions.

Liquidity and funding risk SEK’s customers require credits in different currencies with different maturities. Maturities are often long.

In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility. Surplus borrowing is invested in assets with good credit quality and with a maturity profile that matches expected needs. SEK also has a strict policy for liquidity risk in its short-term liquidity management. This policy includes requirements for back-up facilities.

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

New regulations

Authorities are requiring financial institutions to improve both capital and liquidity levels to ensure that institutions are strong and able to also cope with stressed situations. The overall aim of the regulatory reforms is to contribute to a stable and well-functioning financial system. The new regulatory requirements are being phased in. The table below provides a brief summary of new and proposed regulations and how these affect SEK.

New CRR/CRD IV and EMIR regulations

Purpose	Method	Date	SEK status

Capital base
The purpose is to improve the quality and size of banks’ capital base. The new regulations also aim to increase transparency regarding the different components that make up the capital base.	Most of Tier-1 Capital is to consist of shareholders' funds. Additional capital requirements, buffers, are being introduced in addition to minimum requirements.	The intention was to introduce the new regulations on January 1, 2013. However, the finalization of CRD IV has been delayed and no new establishment date had been announced at the time of publication.	In conjunction with its annual internal capital adequacy assessment, SEK is conducting a number of analyses that indicate SEK will amply meet the capital requirements as currently defined in CRD IV.

Adjusted risk weights for financial institutions
The aim is for the Basel Formula to reflect the fact that the correlation between financial institutions is higher than expressed in current calculations according to the IRB approach under Basel II.	The correlation in the Basel formula, for all exposures to financial institutions, is to increase by 25 percent.	The intention was to introduce the new regulations on January 1, 2013. However, the finalization of CRD IV has been delayed and no new establishment date had been announced at the time of publication.	In conjunction with its annual internal capital adequacy assessment, SEK is conducting a number of analyses that indicate SEK will amply meet the capital requirements as currently defined in CRD IV.

Credit valuation adjustment (CVA)
Basel III will also include capital requirements for potential changes in the creditwothiness of derivative counterparties (credit valuation adjustment risk).	Credit valuation adjustment risk is to be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection.	The intention was to introduce the new regulations on January 1, 2013. However, the finalization of CRD IV has been delayed and no new establishment date had been announced at the time of publication.	In conjunction with its annual internal capital adequacy assessment, SEK is conducting a number of analyses that indicate SEK will amply meet the capital requirements as currently defined in CRD IV.

Leverage ratio

In addition to the risk-based capital adequacy requirements, a leverage ratio measure is to be introduced. Unlike traditional capital requirements, the leverage ratio does not take account of the differences in risk weights between assets. The purpose is to limit the size of assets in relation to capital.

	The leverage ratio measure means that banks must have Tier-1 Capital of more than 3 percent of their total assets and their off-balance-sheet commitments.	The aim is to introduce a mandatory leverage ratio measure from January 1, 2018. This measure is to be reported to the supervisory authority from 2013 to 2017 and disclosed from 2015.	In conjunction with its annual internal capital adequacy assessment, SEK is conducting a number of analyses that indicate SEK will amply meet the requirements.

Liquidity coverage ratio
The purpose of this measure is to ensure that banks have sufficient liquid assets to cope with real and standardized simulated cash flows under a stressed period of 30 days.

Banks are being required to maintain sufficiently high-quality assets, which can be converted into cash in order to be sufficient for a 30-day stress scenario. This scenario has been defined by the supervisory authority.

In November 2012 the Swedish Financial Supervisory Authority released the final version of the new binding metric representing the Swedish version of LCR. In this version, which is binding as of January 1, 2013, a ratio of 100 percent is needed for all currencies combined, as well as for EUR and USD, respectively.

At January 1, 2013 SEK amply meets the capital requirements as defined by the Swedish Financial Supervisory Authority.

Long-term liquidity measure
The purpose of this measure is to ensure that a financial institution funds its illiquid assets with long-term and stable financing in order to reduce liquidity risk.	Requirements for long-term assets to be funded by certain minimum levels of stable financing.

The long-term liquidity measure should be at least 100 percent, but unlike the liquidity coverage ratio it is not yet a binding measure in Sweden. The proposed EU implementation date for this measure is January 1, 2018.

The ratio for December 2012 was 100 percent. As a result of its conservative policy on liquidity and financing risk, SEK has no need to change the current financing structure in order to meet this structural quantitative liquidity measure. It is, however, worth noting that there is considerable uncertainty regarding the final format of this measure.

OTC derivatives
As a result of the financial crisis, it was noted that there was a need for a regulation to manage OTC derivatives, as the lack of regulation was considered to be a contributory factor to the crisis.

All standardized OTC derivative contracts are to be cleared by a central counterparty, CCP. Derivative contracts will also be reported to central trade repositories. Derivative contracts that are not cleared will be subject to higher capital requirements. Robust risk mitigation techniques must be applied for non-centrally cleared transactions. An EU proposed framework has been developed in the form of the European Market Infrastructure Regulation (EMIR), for a which a regulation has been adopted. Work is ongoing to strengthen this act with a large number of technical standards.

Some of the EMIR obligations could begin to apply in the first quarter of 2013 but in some cases obligations are deferred. It is unlikely that the first clearing obligation will come into force before 2014.

SEK has a relatively large derivative portfolio and the new regulations will therefore have an impact on SEK’s operations. Preparations for the OTC derivative reform have been undertaken in project form since November 2011.

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

Events in 2012

In 2012, the level of risk in SEK’s total net exposures, defined as the average risk weight, increased marginally and the total volume of risk-weighted amount (RWA) increased slightly. During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments and in SEK’s total net exposures. Furthermore there have been minor changes in the composition of SEK’s total net exposures. During 2012 the exposures to corporates have increased, while exposures to financial institutions have declined. The main reason of the reduction in exposures to financial institutions is that CDS-covered exposures to corporates have matured during the year. The increase in net exposures to government export credit agencies is mainly due to the revised method for providing offers.

The migration matrix below overall shows a negative migration for risk classes AAA to BBB and a neutral trend for other risk classes. The number of counterparties that received a modified risk class is less than in 2011.

Migration matrix; December 31, 2012

The migration matrix displays the rating breakdown as of December 31, 2012 for counterparties relative to ratings as of December 31, 2011. The table should be read row by row. The first row displays the percentage breakdown by rating as of December 31, 2012 for the counterparties that as of December 31, 2011 were rated ‘AAA’. The second row displays the percentage breakdown by rating as of December 31, 2012 for the counterparties that as of December 31, 2011 were rated ‘AA+’, and so on. The shaded diagonal thus displays the percentage of counterparties whose rating was unchanged as of December 31, 2012, compared with December 31, 2011.

Risk management

SEK applies the Foundation internal ratings-based approach (IRB approach) to calculate the capital requirement for credit risks. The Swedish Financial Supervisory Authority has, however, exempted SEK until December 31, 2015 for the exposures mentioned below.

• Exemption from the IRB approach for export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) or equivalent foreign entities within the OECD.

• Exemption from the IRB approach for the central governments exposure class.

• Exemption from the IRB approach for exposures in the Customer Finance(1) area.

The standardized approach is used to calculate the capital requirement for credit risks for exposures that are exempted from the IRB approach. It is possible to request an extension of the approved exemptions. If, in the event of a request, the Swedish Financial Supervisory Authority does not grant an extension, SEK will have a three-year period in which to implement the IRB approach.

All of SEK’s counterparties must be assigned a risk classification or rating internally. For exposures that are included in the exemptions from the IRB approach, granted to SEK by the Swedish Financial Supervisory Authority, external ratings are used. External ratings are also used for securitization positions. The decision concerning an internal rating for a counterparty is taken by SEK’s Rating Committee. The members of the Rating Committee are appointed by the President based on the members’ previous experience of risk assessment and experience of credit ratings. The Rating Committee members come from various functions within SEK, with a majority of the members representing non-commercial functions within the company. SEK aims to maintain continuity within the Rating Committee. The design of the company’s IRB system includes a number of both operational and analytical aspects. The operational design concerns the organizational process for and control of how counterparties are assigned risk classifications. Important operational aspects include where in the company the risk classification is made and established, and how the responsibility for monitoring, validation and control is distributed throughout the organization. The analytical design concerns how risk is measured and assessed. This includes how loss concepts are defined and measured, and which methods and models are used for risk classification and the calculation of risk. The analytical design of risk classification systems often differentiates significantly between different financial institutions. A common factor among the systems, however, is that every credit exposure within a specific risk class is associated with a number of quantifiable risk expressions. The two terms that together primarily express the credit risk of an exposure are the probability of default or cessation of payments by a borrower (Probability of Default, PD) and the portion of the loan that will be lost in the event of a default (Loss Given Default, LGD). Using these two parameters and the size of the outstanding exposure at default (Exposure at Default, EAD), it is possible to calculate the statistically expected loss (Expected Loss, EL) for a given counterparty exposure. By using what is known as the Basel formula, the unexpected loss (UL) can also be estimated. In the Foundation IRB approach, only the PD is estimated internally. The values of the other parameters are set by the supervisory authority.(2)

An internal risk classification system is a tool for improving the precision of credit assessments and making them consistent. By storing historical data of counterparties’ defaults and credit rating history, SEK is able to monitor its credit assessments and create a clearer “institutional memory” within the organization. This historical data helps SEK in revealing and correcting systematic erroneous assessments. In order to identify the differences between SEK’s risk classification and the ratings of external rating agencies, SEK conducts outcome analyses showing the correlation between the company’s internal risk classification and the ratings of rating agencies. These differences can be due to both differences in the analytical assessment and the date of the analyses.

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

In January 2012 the Swedish Financial Supervisory Authority granted SEK permission to use the Foundation internal rating-based approach to calculate risk weighted exposures to insurance companies. During the year two insurance companies have been given an internal rating and limit.

SEK’s IRB system comprises all of the various methods, working and decision-making processes, control mechanisms,

(1)  Customer Finance is an area where SEK under cooperation agreements with export companies provides cross-border financing, primarily in the form of leasing and installment credits to the exporting companies customers.

(2)  Under normal circumstances the maturity will be 2.5 years and the LGD will be 45 percent.

guideline documents, IT systems, and processes and procedures that support risk classification and the quantification of credit risk.

SEK’s IRB system is evaluated on an annual basis by means of quantitative and qualitative validations.

Credit decision process

In order to clarify the credit process, SEK has during 2012 developed and introduced a standard credit policy, which is referred to within the company as “the Standard”. Since September 2012, the standard credit policy has been a central part of the company’s lending in line with SEK’s mandate based on the owner’s directive. The Standard specifies a number of requirements, all of which must be met in order for a limit or credit proposal to be deemed to come within the Standard. If these requirements are not met and consequently fall outside the Standard, the decision is escalated to a higher decision-making authority. The aim of introducing the standard credit policy is to achieve a more efficient, effective and clearer credit process.

Limits and monitoring

SEK uses different types of limits to manage lending and to limit risks to a set extent. The limit expresses the highest acceptable exposure to a risk counterparty and type of credit risk for each future date. For example, SEK has sublimits that restrict exposures resulting from derivative contracts in respect of a risk counterparty. A limit granted by the appropriate committee permits SEK’s business functions to conclude, within such limit, business transactions in SEK’s name that imply credit risk in respect of the relevant counterparty. All limits and risk classifications are reviewed at least once a year. Exposures deemed to be problem credits(3) are subject to more frequent reviews, and the limit is blocked(4) for identified problem credits. The purpose of this is to be able to identify, at an early stage, commitments with elevated loss risk and ensure that the risk classification reflects the actual risk of the risk counterparty.

Counterparty risk in derivative transactions

Counterparty risk in derivative transactions — which is a type of credit risk — arises when derivative transactions are used to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with good creditworthiness. Risk is further reduced by SEK’s entering into ISDA Master Agreements, with associated collateral agreements, known as Credit Support Annex, with its counterparties before entering into derivative transactions. Any exemptions to this require a special decision, which is taken as a part of the credit process for the relevant counterparty. These bilateral agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) will not be exceeded, regardless of market value changes that may occur.

For counterparty exposures that exceed the threshold amounts under the relevant Credit Support Annex as a result of market value changes, credit support is demanded so that the counterparty exposure is reduced to the pre-agreed level. The positive gross value of all derivative transactions in the balance sheet as of December 31, 2012 was Skr 25.7 billion (year-end 2011: Skr 31.5 billion). After netting on the basis of the current Credit Support Annex (by counterparty), the exposure was Skr 12.8 billion (year-end 2011: Skr 16.7 billion), i.e., Skr 12.9 billion less than the gross exposure (year-end 2011: Skr 14.8 billion less than gross exposure). As of December 31, 2012 counterparties had paid Skr 14.3 billion (year-end 2011: Skr 15.6 billon). At the end of 2012, SEK had provided credit support under a Credit Support Annex with different counterparties amounting to Skr 2.5 billion (year-end 2011: Skr 4.3 billion), reducing total counterparty risk exposure for SEK by the corresponding amount. At the end of 2012, SEK had counterparty risk in derivative contracts in respect of 46 counterparties (year-end 2011: 50).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not settled on a stock exchange. At the end of 2012, SEK’s OTC derivative contracts were not subject to central clearing, for further information on OTC derivatives see “New regulations”.

Credit risk protection

SEK’s credit risks are limited by the methodical and risk-based selection of counterparties and are managed, among other things, by the use of guarantees and credit derivatives (“CDSs”). A purchased CDS entitles the holder under certain circumstances — including the default of the underlying risk-covered counterparty — to sell an asset, with implied risk for the underlying counterparty, at its nominal value to the issuer of the CDS. Accordingly, credit derivative transactions

(3)  An exposure (receivable) to a risk counterparty that is judged by SEK to have a high probability of not fulfilling all of its commitments in accordance with the original contractual terms at the due date.

(4) A blocked limit means that no new deals may be concluded with the counterparty.

make it possible for the buyer to create a combined risk of the underlying counterparty and the issuer of the CDS. SEK uses CDSs to convert exposures to individual counterparties into combined exposures, in which one counterparty (the issuer of the CDS) is a financial institution.

Overall risk is further reduced through the use of ISDA Master Agreements with associated Credit Support Annexes that require individual issuers of CDSs to provide collateral in the event that the market value of the issued credit derivative transactions exceeds a certain level. The market value of a CDS is, among other things, derived from the change in creditworthiness of the underlying risk-covered counterparty. As a result, if there is a deterioration in the creditworthiness of the underlying counterparty whose credit risk is covered by the CDS, SEK successively receives collateral for the risks covered. This risk mitigation technique is, therefore, effective from a risk management perspective.

Guarantees

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the Swedish Exports Credit Guarantee Board (EKN), the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (Coface) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. As of December 31, 2012, government export credit agencies guaranteed a total of Skr 159.4 billion, or 46.0 percent, of SEK’s total credit exposures (year-end 2011: Skr 123.1 billion, or 39.3 percent). Skr 116.3 billion covered corporate exposures, Skr 4.7 billion covered exposures to financial institutions, Skr 0.5 billion covered regional government exposures and Skr 37.9 billion covered government exposures (year-end 2011: Skr 110.0 billion, Skr 5.3 billion, Skr 0.0 billion and Skr 7.8 billion, respectively). The increase in government export credit agencies covering exposures to sovereign counterparties is due to SEK switching in 2012 to a revised method for providing offers, which is described in the Events in 2012 section above. The guaranteed corporate exposures are included in the class of financial instruments referred to as “Loans to the public”, the guaranteed exposures to financial institutions are in the class “Loans to credit institutions” and the guaranteed exposures to governments are in the class “Loans to the public”.

Credit derivatives

At year-end 2012, Skr 11.6 billion of SEK’s assets were secured through CDS coverage obtained from 18 different financial institutions (year-end 2011: Skr 19.4 billion, obtained from 19 different financial institutions). Skr 11.6 billion covered corporate exposures (year-end 2011: Skr 19.4 billion). All exposures covered by CDSs are included in the class of financial instruments known as “Other interest-bearing securities, except loans”, “Loans in the form of interest-bearing securities” or “Loans to the public”. SEK has ISDA Master Agreements with associated collateral agreements in place with issuers of credit derivatives.

Collateral

SEK uses various types of collateral or risk mitigation to reduce or transfer credit risks. Approved risk mitigation methods under ISDA Master Agreements with Credit Support Annex generally consist of cash and, to a limited extent, government bonds. Any collateral that SEK demands must be managed and documented in a manner such that the collateral fulfills its function and can be used in the intended manner when needed.

When a credit decision is made, the creditor’s assessed creditworthiness and ability to repay are taken into account, together — where applicable — with the value of any collateral. The credit decision may be made on condition that certain collateral is provided.

Concentration risks

SEK’s exposures are regularly analyzed and reported in respect of risk concentration dependent on (i) the size of individual commitments, (ii) domicile and (iii) sector. The analysis refers to both direct and indirect exposures from, for example, credit derivatives. The concentration risks mentioned above are reflected in SEK’s calculation of economic capital for credit risks where they contribute to a higher capital need than the capital requirement calculated under Pillar 1. Pillar 1 does not take concentration risks into account when calculating capital requirements. For further information about concentration risks, see the Internal Capital Adequacy Assessment section on page F-96.

Large exposures

According to Swedish Financial Supervisory Authority regulations FFFS 2007:1, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s capital base. The aggregate amount of SEK’s large exposures as of December 31, 2012, was 282.2 percent of SEK’s total capital base, and consisted of risk-weighted exposures to 21 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2011: 307.9 percent and 22 different counterparties or counterparty groups). The changes in large exposure rules came into force on December 31, 2010, with transitional rules applicable through to the end of 2012. According to these rules, financial institution exposures are treated in the same way as corporate exposures. A 100 percent weighting is applied for these exposures, instead of the previous 20 percent weighting. SEK applies the transitional rules, which enable the previous method of treatment to be applied to those financial institution exposures incurred no later than 2009. Exposures to financial institutions incurred since December 31, 2009, however, have 100 percent weighting. SEK complies with these rules and reports its large exposures to the Swedish Financial Supervisory Authority on a quarterly basis. In order to ensure that the company can meet the new rules at the point that the transitionary rules are no longer applicable, which is January 1, 2013, SEK has successfully adapted the size of its exposures to different counterparties in the financial institutions category.

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily together with other limits. The internal limits are approved by the Executive Committee’s Credit Committee or the Board’s Credit Committee.

Market risks

Market risk occurs when the terms of a contract are such that the size of the payments linked to the contract or the value of the contract vary due to a market variable, such as an interest rate or exchange rate. The resulting market risks are known as interest rate risk and currency risk, which are also the market risks to which SEK is primarily exposed. SEK’s business model leads to exposure to interest rate risk, currency risk and different types of spread risk.

Events in 2012

During 2012 SEK has consequently worked on developing and expanding the company’s market risk measures. The development work is expected to continue throughout 2013. This development work has, for example, resulted in SEK implementing a number of spread risk measures. The market risk measures basis risk, which is related to forward rate agreements (FRAs), and interest rate risk in positions related to shareholders’ funds have also been restricted though defined limits.

Risk management

SEK’s management of market risks is regulated by steering documents established by the Board’s Finance Committee. These clearly defines and circumscribe the net market risks to which SEK is permitted to be exposed. In addition to these steering documents, SEK has instructions defining methodology for the calculation of market risk and an instruction whereby areas of responsibility, work duties and information flows are detailed in the event of limit breaches. The instructions are re-established annually by the Asset and Liability Committee. The calculated market risks are reported to the Asset and Liability Committee and the Board’s Finance Committee.

Measurement and reporting

The following describes how SEK internally measures and reports market risk. For the impact on results and other comprehensive income due to interest rate risk, see Note 28.

Risk neutrality for interest rate risk in debt-financed assets and debt excluding perpetual subordinated debt can only be achieved if the currency, interest rate terms and the overall maturity period for the liabilities all matches the corresponding assets. Conditions are different with regard to shareholders’ funds as interest rate terms cannot be matched. According to SEK’s approach, risk neutrality is based around the aim of minimizing the impact on earnings in the long term and forming a link with the owner’s return-on-equity target. According to prevalent capital market theory, the required return on equity consists of two separate parts; the risk-free rate and a risk premium. If the return-on-equity target is to follow this theory, it means that the nominal rate of return will vary over time, depending on the current market conditions. In addition to this theory, SEK has taken as its starting point an assessment of the average maturity of its credits and has also taken reinvestment risk into consideration. On this basis, SEK has defined zero risk (known as zero-risk definition) in positions related to shareholder’s funds as a maturity structure where 1/10 of the total portfolio matures every year from year 1 to year 10.

In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. The remaining currency risk, according to SEK’s definition, mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) related to assets and liabilities in the respective currency. This currency risk is kept at a low level since SEK endeavors to match assets and liabilities in terms of currencies or by matching taking place through the use of derivatives.

Interest rate risk

Interest rate risk in debt-financed assets and senior debt

Interest rate risk in debt-financed assets and senior debt is measured by a stress test as the highest of the risks calculated from a positive one-percentage-point parallel shift in the yield curve and the risk from a half-percentage-point rotation of the yield curve. Perpetual subordinated debt with related hedging transactions, as well as positions related to shareholders’ equity, are excluded from these calculations. The limit for interest rate risk in debt-financed assets and debt excluding perpetual subordinated debt was Skr 70 million at the end of 2012 (year-end 2011: Skr 70 million). The risk amounted to Skr 42 million at the end of 2012 (year-end 2011: Skr 37 million).

Interest rate risk in perpetual subordinated debt

The volume of perpetual subordinated debt at December 31, 2012 amounted to USD 350 million (year-end 2011: USD 350 million), corresponding to Skr 2,280 million (year-end 2011: Skr 2,423 million). The interest rate risk relating to this volume was hedged with interest rate swaps, with maturities between 2019 and 2034. The interest rate risk in perpetual subordinated debt is measured as the highest of the risks calculated from a positive one-percentage-point parallel shift in the yield curve and the risk from a half-percentage-point rotation of the yield curve. The maturity for perpetual subordinated debt has been approximated at 30 years. SEK thus measures an approximated interest rate risk related to perpetual subordinated debt. The interest rate risk was Skr 262 million at the end of 2012 (year-end 2011: Skr 280 million). There is no specific limit for this risk.

Interest rate risk in positions related to shareholders’ funds

SEK manages shareholders’ funds in a such a way that fixed interest rates contribute to creating stable net interest revenues over time. The desired fixed interest rate be achieved by means of investments in securities or in the form of derivative transactions. At year-end 2012, the volume of transactions for this purpose amounted to Skr 14.7 billion, with an average outstanding maturity of 4.1 years (year-end 2011: Skr 14.7 billion, with an average outstanding maturity of 3.0 years). The interest rate risk in positions related to shareholders’ funds is calculated as a change in present value at a one-percentage-point parallel upward shift in the yield curve compared with a benchmark portfolio according to the zero-risk definition. According to this definition, the interest rate risk was Skr 136 million at December 31, 2012 (year-end 2011: Skr 45 million).

SEK’s return-on-equity target changed in 2012, which impacted risk management for positions related to shareholders’ funds. The investment horizon for the benchmark portfolio has been changed from seven to ten years, which is the main reason for the significantly higher interest rate risk compared with December 31, 2011. Adjustment of the maturity structure in line with the new benchmark portfolio has begun and will take place gradually. In 2012 the Board’s Finance Committee also decided to limit the interest rate risk for positions related to shareholders’ funds. The limit amounts to Skr 300 million (year-end 2011: —no such limit).

Basis risk

Basis risk measures a potential impact on SEK’s net interest income due to a change in currency basis spreads. Where borrowing or lending are not currency matched, the future cost of converting borrowing to the desired currency depends on the currency basis spread. Changes in the currency basis spread will consequently impact SEK’s future net interest income. The basis risk is calculated (with the exception of surpluses in Skr, USD and EUR) as the change in present value due to changes in the currency basis spread by a certain number of basis points (according to a standardized method). Surpluses in Skr, USD and EUR are excluded from the calculation of basis risk since the majority of SEK’s lending is made in these currencies. Surpluses in these currencies may fairly swiftly be used to finance lending, if desired. The limit for basis risk was Skr 190 million at the end of 2012 (year-end 2011: Skr 190 million). Total basis risk amounted to Skr 85 million at the end of 2012 (year-end 2011: Skr 102 million).

Spread risks

SEK’s business model implies that assets and liabilities usually are held to maturity. Unrealized fair value changes due to changes in credit spreads, currency basis spreads and changes in SEK’s own credit spread, are therefore, for SEK, accrual effects that may impact SEK’s shareholders’ funds and, for some of the fair value changes, also the capital base. During 2012 the reported sensitivity of SEK’s shareholders’ funds to different types of spread risks has increase, primarily as a result of refined methods for calculating market values in SEK’s accounting. SEK has therefore, during 2012, developed and refined additional market risk measures for spread risks. The development will continue during 2013.

Credit spead risk

Credit spread risk indicates a potential impact on SEK’s shareholders’ funds, in the form of unrealized gains or losses, as a result of changes in credit spreads. Credit spread risk is measured and has been limited for assets classified as financial assets measured at fair value through profit or loss and for assets classified as financial assets available-for-sale. Credit spread risk is measured as the difference between a calculated market value in a scenario where the credit spread has increased by 100 basis points and the current market value. At the end of 2012 the credit spread risk was Skr 196 million (year-end 2011: Skr - million) and the limit was Skr 500 million (year-end 2011: Skr - million). This credit spread measure was introduced in 2012 and there are consequently no comparative figures for 2011.

Credit spread risk on own debt

Credit spread risk on own debt indicates a potential impact on SEK’s shareholders’ funds, in the form of unrealized gains or losses, as a result of changes in SEK’s own credit spread. Credit spread risk on own debt is measured on the bonds issued by SEK that are classified as financial liabilities at fair value through profit or loss. Credit spread risk on own debt is measured as the difference between a calculated market value in a scenario where the credit spread on own debt has increased by 10 basis points and the current market value. At the end of 2012 the credit spread risk on own debt was Skr 497 million (year-end 2011: Skr - million). No special limit applies. This credit spread risk measure was introduced in 2012 and there are consequently no comparative figures for 2011.

Currency basis spread risk

Unlike the basis risk, the Currency basis spread risk measures a potential impact on SEK’s shareholders’ funds, in the form of unrealized gains or losses, as a result of changes in currency basis spreads. Currency basis spread risk includes financial transactions whose market value is impacted by changes in currency basis spread curves. Currency basis spread risk is measured as the difference between a calculated market value in a scenario where the currency basis spread has increased by 10 basis points and the current market value. The risk for each currency basis spread curve is totaled as an absolute figures. At the end of 2012 the currency spread risk was Skr 293 million (year-end 2011: Skr - million). No special limit applies. The currency basis spread risk measure was introduced in 2012 and there are consequently no comparative figures for 2011.

Currency risk

This risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage-point change in the exchange rate between the respective currency and the Swedish krona. When calculating the risk foreign currency positions related to unrealized fair value changes are excluded. The limit for currency risk was Skr 15 million at the end of 2012 (year-end 2011: Skr 15 million). Currency risk amounted to Skr 3 million at the end of 2012 (year-end 2011: Skr 4 million).

Other price risk

Where SEK is responsible for the secondary market of bonds (distributed by SEK itself), the individual repurchases may be too small to be hedged due to practical reasons. SEK’s policy is for market risk due to such repurchases to be hedged as soon as market conditions allows. This risk is undesirable, but it is a consequence of maintaining a liquid secondary market. SEK has adopted a conservative approach regarding the risk of these products and defines the market risk as the aggregate nominal value of the given repurchases. The limit for these products at the end of 2012 was Skr 2 million (year-end 2011: Skr 2 million) and the actual risk was Skr 0.6 million (year-end 2011: Skr 0.5 million).

Liquidity and funding risk

Liquidity and funding risk is defined as the risk, within a defined period of time, of the company not being able to refinance its existing assets or being unable to meet increased demands for liquid funds. Liquidity risk also includes the risk of the company being forced to lend at an unfavorable interest rate or needing to sell assets at a loss in order to be able to meet its payment commitments.

Events in 2012

In 2012 the Swedish Financial Supervisory Authority published a proposal regarding quantitative requirements for the liquidity coverage ratio (LCR). The final regulation, FFFFS 2012:6, was published later in autumn 2012. This establishes that a quantitative requirement for the LCR will be introduced in Sweden as of January 1, 2013. The requirement covers all currencies, both combined and separately, in EUR and USD.

SEK has also further developed the company’s liquidity risk management in 2012 and the focus has primarily been on the introduction of new quantitative requirements for liquidity risk.

Risk management

The management of SEK’s liquidity and funding risk is regulated by steering documents established by the Board’s Finance Committee. SEK has a conservative policy for liquidity and funding risk. The policy requires that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility. This policy means that no refinancing risk is allowed. This strategy also means that borrowed funds not yet used to finance credits need to be invested in securities, known as liquidity placements. Liquidity and refunding risk are measured and reported regularly to the Asset and Liability Committee and the Board’s Finance Committee.

SEK’s conservative policy for liquidity and refunding risk is measured and reported on the basis of various forecasts regarding the development of available funds in comparison with all credit commitments - outstanding credits as well as agreed, but undisbursed credits. Available funds are defined as shareholder’s funds, borrowing and credit facilities with the Swedish National Debt Office. Excess funds, i.e. the portion of available funds not already used to finance loans, must be invested in assets with good credit quality. See the Liquidity placements section for further details. The loan facility with the Swedish National Debt Office(5), which amounted to 100 billion, (year-end 2011: Skr 100 billion) is valid through to December 31, 2013 and distributed as follows: 80 percent may be used for funding in the purpose of financing lending within the S-system and 20 percent may be used for funding in the purpose of financing lending in SEK. See the chart “Development over time of SEK’s available funds.” Part of SEK’s structured long-term borrowing includes early redemption clauses that will be triggered if certain market conditions are met. Thus, the actual maturity for such contracts is associated with uncertainty. In the chart “Development over time of SEK’s available funds,” such borrowing has been assumed to be due at the first possible redemption opportunity. This assumption is an expression of the precautionary principle that the company applies concerning liquidity and funding management. In addition, SEK also carries out various sensitivity analyses with regard to such instruments, in which different market scenarios are simulated.

Development over time of SEK’s available funds as of December 31, 2012

(5) The loan facility with the Swedish National Debt Office allows SEK to receive funding with maturities of up to 10 years, which are assumed to be used in this scenario.

Measurement and reporting

SEK measures liquidity risk based on a number of estimates of the development of available funds compared with outstanding credit commitments. For both measurement and reporting, liquidity risks are divided into short-term and long-term risks. Deficits should be avoided in the short term. This is regulated by means of limits and liquidity estimates, per currency, for the coming eight days. Longer liquidity estimates for periods of up to one year are produced on a regular basis. During more turbulent periods, a greater share of available liquid funds are invested in overnight placements to ensure short-term access to liquid funds.

Long-term, structural liquidity risk is measured and reported regularly as described in section “Risk Management”.

Funding

SEK’s funding strategy is defined in the steering document Financing Strategy, which is established by the Board’s Finance Committee. The Financing Strategy, among other things, aims to ensure that SEK’s funding is well-diversified with regard to markets, investors, counterparties and currencies. As previously mentioned, SEK has a conservative policy on maturities which means that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility.

Short-term funding

For the purpose of ensuring access to funding, SEK has several revolving funding programs for maturities of less than one year. These include a US Commercial Paper program (UCP) and a European Commercial Paper program (ECP), with the latter allowing borrowing in multiple currencies. Since the fourth quarter of 2012 SEK has once again issued debt under the US Commercial Paper program after remaining outside this market for a long time. The reason for SEK once again issuing debt under this program is because the company believes it is important to have access to the the Commercial Paper program in the US. The table “Short-term funding programs” illustrates these funding sources. The total volume of short-term programs was USD 7.0 billion, of which USD 1.6 billion had been utilized as of December 31, 2012 (year-end 2011: total volume of USD 7.0 billion, USD 0.0 billion utilized). SEK also has swing lines that function as back-up facilities for SEK’s revolving funding program for maturities of less than one year.

Short-term funding programs

Program type	UCP	ECP
Currency	USD	Multi currencies
Number of dealers	4	4
Dealer of the day facility(6)	No	Yes
Program size	USD 3,000 mil.	USD 4,000 mil.
Usage as of Dec. 31, 2012	USD 1,616 mil.	USD 0 mil.
Usage as of Dec. 31, 2011	USD 0 mil.	USD 0 mil.
Maturity	Maximum 270 days	Maximum 364 days

Long-term funding

To secure access to large volumes of funding, and to ensure that insufficient liquidity among individual funding sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. In addition, SEK carries out issues in many different geographic markets. The following charts illustrate some of the aspects of the diversification of SEK’s funding. Figures in the first chart are not comparable to amounts shown in tables “Debt as per categories” under Note 18 since (i) the definition of structure types, that are in accordance with internal reporting, are different from the definition applied in Note 18 and (ii) the chart displays nominal amounts and not book values. The third chart gives a breakdown of long-term borrowing by market in 2012. The chart shows that Europe increased as a funding market during the year, which was due in part to increased investor interest in the UK. The chart also shows that the US accounted for a more normal share of funding in 2012 but that this market has decreased in relative terms since 2011, when SEK issued an usually large amount of debt to the US retail market. SEK’s long-term funding issued during 2012 amounted to Skr 43.2. billion (year-end 2011: Skr 47.7 billion).

(6) Dealer of the Day offers an opportunity for a market actor, which is not an issuing agent, to arrange individual issues under the Commercial Paper program.

Total Long-term funding by structure type as of December 31, 2012

Total Long-term funding by currency as of December 31, 2012

Long-term funding in 2012 by market

Liquidity placements

To meet SEK’s policy for liquidity and funding risk, borrowed funds, which have not yet been disbursed in the form of credits, must be invested in securities, known as liquidity placements. These placements are subject to regulations specified in the Liquidity Strategy established by the Board’s Finance Committee. The size of SEK’s liquidity placements depends on a number of factors. SEK’s Finance Policy, established by the Board, stipulates that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity.

For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office, which entitles it to draw on funding with a tenor of up to 10 years, as available funding, despite the fact that no funds have been drawn under this facility. One of the largest contributing factors to the size of liquidity placements is the amount of agreed but undisbursed credits. At the end of 2012, agreed but undisbursed credits amounted to Skr 25.9 billion (year-end 2011: Skr 25.1 billion), corresponding to 29.6 percent of total liquidity placements (year-end 2011: 29.5 percent). As part of its liquidity placements, SEK also requires a liquidity buffer(4) to ensure that SEK can fulfill payments related to collateral agreements that the company has with its derivative counterparties in order to reciprocally manage counterparty risk in derivative transactions. The company allocates Skr 15 billion (year-end 2011: Skr 15 billion) for this purpose. In addition, the liquidity placements also ensure that SEK maintains readiness to meet its assessed new lending requirements, enabling SEK to continue for at least 6 months to grant new credits to the normal extent, even if funding markets were entirely or party closed. At December 31, 2012 this capacity amounted to Skr 44.3 billion (year-end 2011: Skr 40.5 billion), which corresponded to approximately 9 months’ new lending capacity. The maturity profile of the liquidity placements must reflect the net maturity of funding and lending. Investments must be made in assets of good credit quality. When making such investments, the liquidity of the investment under normal market conditions should be taken into account. The currency should also be in accordance with established guidelines. Furthermore, the duration of the assets must be in accordance with defined guidelines. SEK assesses that the assets will be held to maturity, according to plan. The volume of the liquidity placements slightly increased during the year and amounted to Skr 87.7 billion at the end of 2012 (year-end 2011: Skr 84.9 billion). The following charts provide a breakdown of the liquidity placements by exposure type, maturity and rating as of December 31, 2012. The remaining maturity in the liquidity investments decreased further in 2012.Moreover, the credit quality of holdings has been stable and, on average, actually improved slightly in 2012. This was mainly due to the company having increased its holdings in high-quality liquid assets. This was a result of the new

(7) The liquidity buffer is an internal assessment of how large potential payments under collateral agreements may be, which means it is not made up of specific contracts, unlike the liquidity reserve.

quantitative liquidity coverage ratio (LCR) requirement, which is being introduced in Sweden and is binding from January 1, 2013.

Liquidity by type of exposure as of December 31, 2012

Liquidity PLACEMENTS by Remaining maturity (“M”)

Liquidity PLACEMENTS by rating

Contingency plan

SEK has a contingency funding plan for the management of liquidity crises. The plan describes what constitutes a liquidity crisis according to SEK and what measures SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making organization during a liquidity crisis. An internal and external communication plan is also included. The contingency funding plan design and procedures are closely integrated with the results of the scenario analyses that are performed, as described below.

Scenario analyses

SEK regularly performs scenario analyses with the aim of increasing its preparedness and of ensuring that the company can cope with situations such as the partial or complete cessation of various funding sources. The scenarios cover company-specific and market-related problems, both individually and in combination. The outcome of the scenarios are in line with SEK’s conservative Finance Policy for liquidity and funding risk. In addition, SEK should have a liquidity reserve(8) of satisfactory size for the situation in order to ensure its ability to make payments in the form of large acceptances or payments under collateral agreements and for the repurchase of its own bonds in order to manage its own debt.

The “Market Stress Scenario” chart below shows the development of accumulated cash flows for a stressed market scenario. Assumptions for this scenario include, but are not limited to, the following: not all funding that matures can be refinanced; cash needs to be paid out under collateral agreements; and SEK meets all credit commitments - outstanding credits as well as agreed, but undisbursed credits. In addition to the above, SEK also continues to grant new credits in accordance with the business plan. Account is also taken of the fact that a part of SEK’s liquidity placements can be quickly converted into liquid funds. In addition to this, SEK holds a significant amount of assets that are eligible to be held as collateral at central banks. These have not been utilized in the stressed scenario below. Instead, they serve as an additional reserve in case market conditions should become even more disadvantageous than anticipated. This extra reserve would be used to offset the potential deficit in accumulated cash flows under the stressed scenario. Due to new regulatory principles from the Swedish National Bank, concerning which assets that are eligible and which haircuts to use, this extra reserve has decreased considerably compared to 2011. Analysis shows that the deficit emerging in the stress scenario in April 2013 is primarily a consequence of the assumption regarding payments under collateral agreements. The extra reserve combined with the credit facility that SEK holds with the Swedish National Debt Office ensures that the outcome of the scenario is in line with SEK’s Finance Policy.

(8)  The liquidity reserve is a portion of liquidity placements. The liquidity reserve consists of high-quality liquid assets, see Note 28.

Market stress scenario

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate internal processes, human error, faulty systems or from external events. This definition also includes legal risk. SEK’s appetite for operational risk is low(9).  For compliance risk, SEK has zero tolerance. Risks that are assessed to be at medium or high level must be mitigated.

Events in 2012

The intensified work to manage operational risks and increase awareness of operational risk among SEK’s employees, which began in 2011, continued in 2012. Procedures have been improved and there is greater reporting of operational risks, including to the Board of Directors. In addition, the results of the annual risk analysis of operational risks have been incorporated into the business planning for respective functions.

SEK works proactively and continuously to prevent incidents and to plan for the handling of potential major incidents and crises. As part of this work, a detailed continuity plan was developed and documented during the year. This continuity plan aims to ensure that at any given point in time the company is able to manage its most critical processes, irrespective of what resources are unavailable. SEK also conducted an exercise as part of the continuity plan based on a scenario including the simulation of the loss of business-critical IT resources. The exercise resulted in providing the company with greater insight and in the updating and expansion of its continuity plan.

During the year, there were a total of 111 incidents (2011: 150). The absolute sum of the direct impact on earnings amounted to Skr 3.8 million (2011: Skr 6.2 million).

Risk management

Responsibility and Internal Governance

Operational risk exists in potentially all business and support activities within SEK. This means that all functions within the company serve as part of the first line of defense in terms of operational risks. Each function is therefore responsible for operational risks that occur within their own function. Responsibility for monitoring, analyzing and reporting operational risk lies with Risk Control. In addition, Risk Control is responsible for ensuring that the company complies

(9) SEK uses a 3-pont scale for assessing operational risk; low, medium and high.

with the operational risk framework. The Internal Control Committee, which is chaired by the President, is the company committee that is responsible for managing and monitoring operational risk.

In order to support risk management, the company works in accordance with the framework for the management of operational risk. This framework is based on the company’s risk appetite and risk management objective. The risk appetite specifies the direction and framework for the management of risk, which is set out in the management of the business by the policy for operational risk, instructions, manuals and the corporate culture of the company. These steering documents describe the risk management process and define which activities and operations are included in the process and how they should be performed. The steering documents also indicate how responsibility is structured for the execution and monitoring of and compliance with risk management. The policy is issued by the Board and the instructions are issued by the President.

Risk management process

SEK identifies, assesses, manages and reports operational risks in accordance with a risk management process consisting of 6 main stages. (1) Risk identification: Events that could jeopardize the company’s objectives at the overall or individual level should constantly be identified at a specified regular interval. Identification should be performed (i) constantly in the operational work, (ii) upon the introduction of new or amended products, services or IT systems, (iii) in connection with incidents that occur, and (iv) by means of an annual risk analysis of all functions and processes within the company. (2) Risk assessment: The identified risks are then assessed. Assessment is performed based on seriousness of the consequences of such risks’ for the company if they were to occur and the probability of such risk occurring. Assessment is based on SEK’s appetite for operational risk. (3) Decision: Once risks have been identified and assessed, a decision is taken as to how the risks should be handled “on the basis of” the risk assessment. The company has observed three main options; (i) to eliminate, (ii) to reduce or, (iii) to accept the risk. Based on the overall risk appetite and taking account of the assessment of a particular risk, the company has clarified those risks that are within the risk appetite and acceptable and those risks that are not within the risk appetite and must be eliminated or reduced. (4) Implementation: The decision regarding the management of risk exposures should be implemented which means that (i) the measures adopted to reduce risk exposures are developed and implemented, (ii) incidents are analyzed, reported and rectified, and that (iii) continuity for mission-critical processes and systems is planned, documented, practiced and taught. (5) Monitoring: Analysis and monitoring should be performed to (i) capture changes in the risk profile/risk exposure over time, (ii) ensure that existing measures and preventive controls are effective, (iii) ensure that the level of risk is within the risk appetite and (iv) ensure that the size of capital is adequate. The effectiveness of the Risk Framework should be reviewed annually. (6) Reporting and feedback: Reporting is based on the reports sent from the first line of defense, risk owners, to Risk Control. Risk Control analyzes, compiles and reports to certain decision-makers in the company, including the Internal Control Committee, and to the Board of Directors. There is also an order established for providing feedback from the decision-making bodies to those people who perform the risk management.

Measurement

The company measures the level of operational risk on an ongoing basis. The company’s conclusion regarding the level of risk is based on an assessment of primarily four components. In brief, these are:

(i) whether there are risks that have been assessed as primarily “high risk”, but also whether there are risks that are assessed as “medium risk”. Risks assessed as “high risk” fall well outside the risk appetite. It is interesting, for example, to note how many risks there are in these two categories, how well the risks are managed and the consequences if the risk were to occur.

(ii) whether severe incidents have been reported that are not acceptable.

(iii) the conclusion reached by management in its annual assessment of internal control in accordance with SOX Section 404. This requires that the company’s management must, on an annual basis, assess, and express its opinion on, the effectiveness of the company’s internal controls relating to financial reporting and report its assessment to the SEC. Its statement of opinion must be based on testing of the internal controls carried out within SEK. As a result of this, extensive work is carried out each year to identify and manage risks that would result in the company not fulfilling its objective of providing reliable financial reporting. These well-established and extensive procedures, which are part of internal controls within SEK, provide basis for meeting the company’s objectives to prevent operational risk.

(iv) executive management’s qualitative assessment of the level of risk.

Continual measures are taken to ensure that the level of risk falls within the appetite for operational risk. Work is undertaken relating directly to operational risk, including activities that are part of the risk management process for operational risk, described in section above, along with methodical and extensive work to maintain a high level of quality in internal control. In addition, SEK’s system environment and processes are being developed and will include such improvements as the introduction of a higher degree of automation and more effective processes, which are expected to have a positive effect on the level of operational risk.

Internal capital adequacy assessment

Under Basel II Pillar 2, companies are responsible for designing their own internal capital adequacy assessment processes (ICAAP). This requires institutions to identify their risks and assess their risk management in an extensive and comprehensive manner and, based on this, to assess their capital needs. They must also communicate their analyses and conclusions to the Swedish Financial Supervisory Authority. The ICAAP must be documented and disclosed throughout the company. As part of its strategic planning process, SEK’s Board and executive management establish the company’s risk appetite and clear objectives with regard to the capital structure. An important part of the company’s capital planning is the performance of a scenario analysis. A scenario analysis provides a summary of how capital needs would be affected by unfavorable developments in the business environment. Among other things, the effects of the ongoing European sovereign debt crisis and the prevailing uncertainty in the financial markets are observed and analyzed. SEK’s sovereign exposures to European countries are shown in Note 28, see tables under “Credit exposures to European countries, by exposure class and risk mitigation method”. SEK’s capital adequacy assessment process also includes an evaluation of the impact on SEK due to future regulatory reforms. The evaluation shows that SEK will be able to meet both requirements under CRR/CRD IV and EMIR regulation at the time they come into force.

SEK’s ICAAP is assessed as being well in line with the underlying principles, intentions and values of the regulations.

To calculate capital requirements in accordance with Pillar 2, SEK uses other methods than those used to calculate the capital requirements under Pillar 1. Under Pillar 2, a number of other risks are analyzed in addition to those risks covered by capital under Pillar 1. These risks are analyzed based on a perspective of proportionality, with the greatest focus being placed on those risks that are of most significance for SEK. For example, for internal evaluation and assessment of capital requirements regarding credit risks under Pillar 2, SEK works with what is referred to as economic capital. This is a more exact and risk-sensitive measure than the regulatory capital requirement under Pillar 1. The need for economic capital is based on a calculation of Value at Risk (VaR) and forms a central part of the company’s internal assessment. SEK’s assessment of whether, in addition to the capital requirement calculated under Pillar 1, the company needs to allocate capital for credit risk under Pillar 2 is mainly based on a quantitative approach. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a determined time horizon (usually one year). VaR is estimated based on this probability distribution (at a confidence level of 99.9 percent), which forms the company’s economic capital need. This quantitative approach is also complemented by a comparative analysis of the capital requirement under the Basel formula and the necessary economic capital, as well as by qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the capital requirement calculated under Pillar 1. The total capital requirement under Pillar 2 was Skr 7,243 million at December 31, 2012 (year-end 2011: Skr 7,077 million), which can be compared to the capital requirements under Pillar 1 that amounted to Skr 5,258 million (year-end 2011: Skr 4,892 million).

In addition, it is considered important to be able to break down the difference by the various individual factors. Although the (net) difference may be small, the analysis shows that the difference between the approaches under Pillar 1 and Pillar 2, respectively, for individual factors may have a large impact on the quantification of risk. Factors that increase the capital requirement in the overall internal assessment include the company’s view on the loss proportion in the event of default (LGD), which is more conservative than the Basel formula. Another factor that increases the need for capital consists in the company, under Pillar 2, taking into account concentration risks caused by (i) name concentration and (ii) high correlations between counterparties in the portfolio due to domicile and sector. The regulations also permit certain types of exposure to be exempted from capital requirements under Pillar 1. However, it is SEK’s assessment that there is also a capital requirement for such exposures. The regulations do not — under Pillar 1 — take into account the risk reduction resulting from a very short maturity. The company’s model for the calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the company is not permitted to benefit under Pillar 1, is the full effect of risk reduction through the use of guarantees and credit derivatives (i.e., combined risks, or “double default”), as well as collateral agreements with issuers of credit derivatives. Overall, with regard to credit risk, concentration risk, caused by high correlations between counterparties, comprises the single largest contribution to risk in the company’s comparative analysis.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

	By	/s/ Peter Yngwe
Peter Yngwe, President

Stockholm, Sweden
February 27, 2013

EXHIBIT INDEX

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

2.6                 Fiscal Agency Agreement dated April 4, 2012 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7                 Deed of Covenant dated April 8, 2011 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2011 filed by the Company on March 19, 2012 and incorporated herein by reference).

2.8                 Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment  (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 (No. 001-8382) and incorporated herein by reference).

2.9                 English-language summary of the Terms and Conditions dated 22 February 2012 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Swedish MTN Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No.001-08382) for the year ended December 31, 2011, filed by the Company on March 19, 2012 and incorporated herein by reference).

2.10          ASX Austraclear Registry and IPA Services Agreement dated 14 October 2009 relating an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

2.11          Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

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