Form 20-F
period 2013-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2014-02-24
CIK 352960

As filed with the Securities and Exchange Commission on February 24, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Contact person: Susanna Rystedt, Swedish Export Credit Corporation, P.O.Box 194, SE-101 23 Stockholm Email: Susanna.Rystedt@sek.se Phone 46-8-613 85 64, Fax 46-8-20 38 94

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (the “Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly-owned subsidiaries AB SEK Securities and Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries” and together with the Parent Company, “SEK”, the “Consolidated Group” or the “Group”). In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2012: Skr 10 million)” means that the relevant figure for 2012, or at December 31, 2012, as the context requires, was Skr 10 million.

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

•                          statements regarding the impact of regulatory initiatives on SEK’s operations;

•                          statements regarding general industry and macroeconomic growth rates and SEK’s performance relative to them; and

•                          statements regarding future performance.

Forward-looking statements generally are identified by the words “expect”, “anticipate”, “believe”, “intend”, “estimate”, “should” and similar expressions.

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

•          Natural disasters, political unrest.or other events beyond our control.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated statement of comprehensive income data for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and the consolidated statement of financial position data as of December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).  The IFRS standards applied by SEK are all endorsed by the European Union.

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

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2013	2012 (1)	2011 (1)	2010	2009
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

Net interest revenues	1,554.8	1,879.9	1,870.8	1,898.5	1,994.3
Operating income	1,958.1	1,392.3	2,500.4	4,395.9	3,097.2
Operating profit (A)	1,408.1	824.4	1,889.1	3,939.7	2,368.6
Net profit (after taxes)	1,090.1	708.8	1,399.5	2,891.7	1,727.3
Dividend per share (Skr) (B)	81.96	53.29	105.26	75.44	129.83
Total comprehensive income (C)	823.3	867.8	1,663.2	1,521.7	3,060.9
Ratios of earnings to fixed charges (D)	1.54	1.23	1.47	1.38	1.21

(1) Adjusted, see Note 1 to the Consolidated Financial Statements.

(A) Operating profit equals operating income minus personnel expenses, other expenses, depreciation and amortization of non-financial assets and net credit losses. See the Consolidated Statement of Comprehensive Income on page F-2.

(B) The dividend for the year ended December 31, 2013 is that to be proposed to the Annual General Meeting to be held in April 2014, and is subject to approval at that meeting. For the year 2010, an additional special dividend of Skr 1,890.0 million was also paid, due to the gain realized from the sale of Swedbank shares. This special dividend is not accounted for in the table.

(C) For the years 2012 and 2011 total comprehensive income was amended due to the implementation of IAS 19R.

(D) For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of SEK’s interest expenses, including borrowing costs. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

	December 31,
(In Skr mn, unless otherwise stated)	2013	2012(1)	2011(1)	2010	2009
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Total loans outstanding (E)	201,477.4	192,907.2	195,599.9	179,656.4	185,832.4
Total assets	306,553.9	313,135.6	319,701.9	339,687.6	371,588.0
Total debt	270,822.7	275,650.0	276,419.8	303,261.9	327,938.0
of which subordinated	1,606.9	3,012.7	3,174.4	2,590.3	3,142.8
Equity	14,990.3	14,379.6	13,931.8	12,569.8	13,455.2
of which share capital	3,990.0	3,990.0	3,990.0	3,990.0	3,990.0
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	306,553.9	313,135.6	319,701.9	339,687.6	371,588.0

(1) Adjusted, see Note 1 to the Consolidated Financial Statements.

(E) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. Certain deposits with banks and states are not a part of total loans, although they are included in the items Loans to Credit Institutions and Loans to the Public in the statement of financial position. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

B                   Foreign Exchange Rates

The Group’s presentation currency is the Swedish kronor (“Skr”). The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average (A)	Period End
2013	6.8360	6.2940	6.5221	6.5084
2012	7.2850	6.5005	6.7747	6.5156
2011	6.9759	6.0050	6.4941	6.9234
2010	8.0593	6.5145	7.2053	6.7571
2009	9.2863	6.7908	7.6028	7.1532

(A) The average of the exchange rates on the last day of each month during the period

Calendar Month 2013	High	Low
September	6.6637	6.3330
October	6.5120	6.3180
November	6.6603	6.4946
December	6.6094	6.4998

Calendar Month 2014	High	Low
January	6.5709	6.4205
February 1st until February 14th	6.5421	6.4335

The noon buying rate on February, 14, 2013 was $1.00 = Skr 6.4515

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

SEK’s external reporting of financial and non-financial data is reliant on the Group’s internal control over financial reporting including the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation. For additional information on SEK’s internal control over financial reporting see Item 15.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. Continuing market turmoil and ongoing recessions in certain major countries have made it very difficult for many issuers to obtain financing, especially with longer maturities. Continued market disruptions may make such funding more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations. In addition, in the wake of the financial disruptions from 2008 and onwards, there have been proposals of new stricter regulations under the Basel regime with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to have a larger capital base in relation to their risk-weighted assets as well as have better matched funding in relation to their obligations. Furthermore, tighter rules on which assets can be defined as liquidity reserves as well as stricter requirements on clearing of derivatives are important parts of the regulations. Compliance with such new rules may increase the costs of funding for all financial institutions, including SEK.

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

As an international lending institution, the Group is subject to exchange rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value in Swedish currency of the Group’s foreign currency obligations. The values of a majority of the items presented in the statement of financial position are subject to fluctuations as a result of changes in the exchange rate between the Swedish krona and other currencies, such as the U.S. dollar/Swedish krona and the euro/Swedish krona exchange rates. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations. As part of its ordinary business activities, SEK has a material amount of euro-denominated assets reported in its statement of financial position as well as euro-denominated debt. Because of uncertainty surrounding the capacity of Eurozone countries’ ability to handle the financial problems many of these countries are experiencing, the euro may fluctuate against the Swedish krona or any other currency in which SEK has assets or liabilities. SEK might therefore be harmed by such fluctuations in exchange rates.

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

Since the Basel II regulations began to apply in 2007 a number of changes have been introduced and more will be implemented, with such changes accelerated by the financial crisis. In December 2010 the Basel Committee on Banking Supervision presented an extensive new package of rules known as Basel III. The Basel III regulations are implemented in the EU via the Capital Requirements Directive IV package (CRD IV package), which consists of the Credit Institution Directive (CRD IV) and the EU’s Capital Requirements Regulation (CRR). The CRD IV package supersedes the current Credit Institution and Capital Requirement Directives 2006/48/EG and 2006/49/EG. The CRD IV package was adopted by the European Parliament and the European Council on June 26, 2013. The CRR is directly applicable legislation in Sweden and all other Member States. It applies beginning from January 1, 2014. The CRD IV requires transposition into national legislation, meaning these regulations will start to be implemented once national laws have entered into force. It will be necessary to amend Swedish legislation, both by transposing the CRD IV into Swedish law and by adapting existing Swedish legislation to the new EU regulation. These changes to legislation are expected to come into force on July 1, 2014. These stricter regulations, in general, will mean that financial institutions will be required to have a larger capital base in relation to their risk-weighted assets as well as to have better matched funding in relation to their obligations. SEK is well-prepared for these regulatory changes (that are currently known) and will be able to meet the CRR and the CRD IV capital and liquidity requirements.

In addition, the European Market Infrastructure Regulation (“EMIR”) and the Dodd-Frank Act have  imposed mandatory central clearing of derivatives; such clearing obligations will apply shortly. The need to comply with new regulations has affected SEK’s business by increasing costs and limiting the volume and type of liquid assets SEK may invest in, thereby putting restraints on SEK’s ability to provide long term financing to its customers. New regulations have also put restraints on the way SEK can conduct its business with regard to derivatives, if those derivatives are not cleared through a central clearing house.

Furthermore, in mid-December 2013 the European Parliament, the Council of Ministers and the EU Commission reached a political agreement regarding the Bank Recovery and Resolution Directive. According to the agreement, the directive will come into effect in January 2015. This regulation includes a debt write-down tool, which will come into effect in January 2016. The introduction of the debt write-down tool may lead to debt instruments that could be written down or converted into share capital possibly being priced differently and the risk of a write-down being priced in. The effect of the introduction of this debt write-down tool on total capital and financing costs, as well as possible other effects, however, is still difficult to assess.

In addition, the EU Commission has proposed the introduction of a tax on financial transactions for 11 EU countries. Under the proposal, bonds and securities on the secondary market will be taxed at a rate of 0.1 percent and derivatives will be taxed at a rate of 0.01 percent. Although only 11 EU countries will be introducing the tax, banks and customers outside these countries will also be affected if they carry out transactions with counterparties within this tax area or trade in instruments issued there. This means that financial institutions in Sweden like SEK would also be affected if the tax were to be introduced as proposed. The outcome of this proposal is, however, highly uncertain as there is both political and legal opposition to it.

Other pending regulations that could also have a negative impact on SEK include IFRS 9, which will replace IAS 39 with regard to accounting rules for financial instruments. The implementation of IFRS 9 may lead to higher costs for SEK.

Developments in emerging market countries may adversely affect the Group’s business.

The Group operates in a number of emerging markets and its exposure to such markets has increased in recent years, as the number and importance of investment and trade links between Sweden and emerging markets have increased. Economic and political developments in emerging markets, including economic crises or political instability, may have material adverse effects on the Group’s business prospects, results of operations and/or ability to repay its debts.

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

Because we are a foreign private issuer our external auditor is required to undergo regular PCAOB inspections to assess compliance with U.S. law and professional standards in connection with its audit of our financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in Sweden. As a result, although our external auditor is subject to review by the Swedish audit supervisory authority, investors who rely on our auditor’s audit reports are deprived of the benefits of PCAOB inspections of our auditor. However, we cannot completely exclude the possibility that PCAOB inspections may strengthen adherence to professional standards and/or detect failures to do so.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A                   History and Development

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) is a “public company” under the Swedish Companies Act. It is wholly owned by the Swedish State through the Ministry of Finance (“Sweden” or the “State”).

The Parent Company was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a need for long-term lending for both exporters and their foreign customers. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and, in connection therewith, to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial terms. The duration of the Parent Company is indefinite.

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Klarabergsviadukten 61-63, Stockholm, Sweden; the Parent Company’s telephone number is  +46-8-613-83-00.  The Parent Company’s authorized representative in the United States is the Swedish Trade Council; the Trade Council’s contact information is as follows:

Swedish Trade & Invest Council

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

SEK’s mission has developed over the years since SEK began its operations in 1962. From its roots in export loans, SEK’s product range has expanded. However, SEK is still a niche operator in the financial market. SEK works mainly with lending and as a result SEK acts as a complement to banks which are active in Sweden. SEK’s unique position means that SEK works cooperatively with banks and other financial institutions. Over the years, SEK has been active in the creation of new financial solutions. SEK’s niche specialization in long-term export-related financing, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments.

SEK believes that its relationships with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers’ requirements. This network of relationships enables SEK to participate in co-financing arrangements, as well as in benchmarking and cooperation in areas such as risk management and business systems.

SEK’s new lending to Swedish exporters and their customers in 2013 amounted to Skr 55.7 billion (2012: Skr 56.2 billion). End-customer finance amounted to Skr 39.0 billion (2012: Skr 38.7 billion) and the volume of corporate lending was Skr 16.7 billion (2012: Skr 17.6 billion).

There are a number of factors for these relatively high volumes. First, many buyers of Swedish exporters’ products have a significant need to secure financing. Second, there is growing demand for end-customer finance, with buyers being offered the opportunity to have their purchase financed in one of the local currencies offered by SEK. Third, we believe that companies’ need to finance working capital has increased. Capital markets performance remains positive, but it primarily benefits the largest companies with the highest credit ratings that have access to this market.

It is more difficult for less well-known companies to access the capital markets as the risks are harder to assess. Depending on how the new financial sector regulations affect the willingness of banks to finance smaller companies, SEK’s role in providing finance for these companies could increase.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. In 2010, the parliament also has authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). In January 2011 and 2012, both the loan facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. In December 2012, the government decided to further extend the ability to purchase state guarantees and the loan facility during 2013 up to a maximum amount of Skr 100 billion. Of the total amount agreed for 2013, Skr 80 billion was intended for state supported loans (CIRR) and Skr 20 billion for commercial export financing. In December 2013 the loan facility intended for the state supported loans (CIRR) was prolonged for 2014. The total amount covered by this loan facility is limited to Skr 80 billion. SEK’s ability to purchase guarantees to cover up to Skr 250 billion of borrowing was also prolonged for 2014. SEK has not to date experienced a need to draw funding under the loan facility or to purchase any of the Swedish government guarantees.

During 2013 the wholly owned subsidiaries SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB and SEK Exportlånet AB have been sold. The sales generated a loss in the Consolidated Group amounting to Skr -0.1 million. See Note 15 to the Consolidated Financial Statements.

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

The Board of Directors has resolved to propose at the Annual General Meeting that a total dividend of Skr 327.0 million (2012: Skr 212.6 million) be paid in accordance with the company’s dividend policy.

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

The following table summarizes SEK’s loans outstanding, including the S-system and debt outstanding at December 31, 2013 and 2012:

	At December 31,
Skr mn	2013	2012
Total loans outstanding(A)	201,477	192,907
Total debt outstanding (B)	270,823	275,650

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11, and the Consolidated Financial Statements.

(B) Includes subordinated debt of Skr 1,606.9 million and Skr 3,012.7 million as of December 31, 2013 and 2012, respectively.

Lending Operations - General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2013:

	Year ending December 31,
Skr mn	2013	2012
Offers of long-term loans accepted	55,701	56,235
Total loan disbursements	-60,237	-50,371
Total loan repayments	41,693	48,843
Total net increase/ (decrease) in loans outstanding	8,570	-2,693
Loans outstanding	201,477	192,907
Loan commitments outstanding but undisbursed(A)	20,480	25,915

(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the commercial and financial institutions’ need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of disbursements of loans as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans” and amounted on December 31, 2013 and 2012 to Skr 20,480.2 million and Skr 25,915.1 million, respectively. See the Consolidated Statement of Financial Position in the Consolidated Financial Statements.

Total loans outstanding by type of loan:

Skr mn	2013	2012	2011	2010	2009
Total lending for export of durable products	122,971	105,145	102,566	80,050	68,120
Other lending related to export	70,767	72,601	71,729	76,809	90,802
Lending related to infrastructure	7,739	15,161	21,305	22,797	26,910
Total	201,477	192,907	195,600	179,656	185,832

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

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the Swedish Exports Credit Guarantee Board (EKN), the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (Coface) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. As of December 31, 2013, government export credit agencies guaranteed a total of Skr 160.0 billion, or 46.5 percent, of SEK’s total credit exposures (year-end 2012: Skr 162.0 billion, or 46.8 percent). Skr 120.0 billion covered corporate exposures, Skr 1.5 billion covered exposures to financial institutions, Skr 0.6 billion covered regional government exposures and Skr 37.9 billion covered government exposures (year-end 2012: Skr 116.3 billion, Skr 4.7 billion, Skr 0.5 billion and Skr 37.9 billion, respectively).

The following tables show SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) at December 31, 2013 and 2012.

Gross exposure by region and exposure class, as of December 31, 2013

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	1.5	6.4	—	—	—	30.1	8.5	2.3	0.0	48.8
Government export credit agencies	—	—	—	—	—	—	—	0.2	—	0.2
Regional governments	0.6	—	—	—	—	—	10.1	2.5	—	13.2
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Financial institutions	0.9	0.8	2.7	5.2	3.8	0.2	19.2	25.6	0.4	58.8
Corporates	13.4	24.4	7.7	23.0	0.6	12.9	75.6	44.4	13.2	215.2
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	16.4	31.6	10.4	30.0	6.1	43.2	113.4	79.4	13.6	344.1

Gross exposure by region and exposure class, as of December 31, 2012

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	0.9	6.9	—	—	—	30.2	3.9	0.8	0.0	42.7
Government export credit agencies	—	—	—	—	—	—	—	2.9	—	2.9
Regional governments	0.6	—	—	—	—	—	9.9	5.8	—	16.3
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	0.5	0.6	0.3	9.1	8.8	—	18.6	32.2	0.5	70.6
Corporates	8.2	28.6	11.2	18.4	0.6	13.4	71.1	37.9	14.7	204.1
Securitization positions	—	—	—	2.6	2.5	—	—	4.9	—	10.0
Total	10.2	36.1	11.5	30.1	11.9	43.6	103.5	84.5	15.2	346.6

Net exposure by region and exposure class, as of December 31, 2013

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	8.6	3.8	2.5	14.9
Government export credit agencies	—	0.8	—	4.5	—	—	136.6	18.1	—	160.0
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure by region and exposure class, as of December 31, 2012

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	4.2	2.6	3.0	9.8
Government export credit agencies	—	0.6	—	5.3	—	—	140.3	15.8	—	162.0
Regional governments	—	—	—	—	—	—	17.5	6.1	—	23.6
Multilateral development banks	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	0.7	0.3	11.9	8.8	—	13.6	41.4	0.5	77.2
Corporates	1.0	1.6	2.0	1.9	0.1	3.5	40.6	12.5	0.4	63.6
Securitization positions	—	—	—	2.6	2.5	—	—	4.9	—	10.0
Total	1.0	2.9	2.3	21.7	11.4	3.5	216.2	83.7	3.9	346.6

SEK has no exposure to subprime, Alt-A, negative amortizing or other loans it would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as a troubled debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

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

The following tables show SEK’s net credit losses and changes in reserves of financial assets, respectively, for the periods indicated.

Net credit losses

	For the Year Ended December 31,
Skr mn	2013	2012	2011	2010	2009
Credit losses	-68.2	-71.7	-125.1	-119.7	-436.0
Established losses	-2.5	-2.4	-3.5	-3.9	-378.0
Reversal of previous write-downs	21.7	37.0	13.5	130.8	531.0
Net impairments and reversals	-49.0	-37.1	-115.1	7.2	-283.0
Recovered credit losses	10.3	13.7	4.2	1.0	36.7
Net credit losses	-38.7	-23.4	-110.9	8.2	-246.3
of which related to loans(1)	-32.2	-48.7	-78.4	92.8	56.7
related to liquidity placements(1)	-6.5	25.3	-32.5	-84.6	-303.0

(1) For the definition of loans and liquidity placements, see Note 11 to the Consolidated Financial Statements.

Changes in reserves of financial assets

	For the Year Ended December 31,
Skr mn	2013	2012	2011	2010	2009
Balance brought forward	-720.8	-683.7	-568.6	-939.9	-1,028.5
Carrying value at acquisition	—	—	—	—	—
Impaired financial assets sold	—	—	—	364.1	371.6
Net impairments and reversals	-49.0	-37.1	-115.1	7.2	-283.0
Currency effects	0.1	—	—	—	—
Balance carried forward	-769.7	-720.8	-683.7	-568.6	-939.9
of which related to loans(1)	-278.1	-235.1	-172.7	-49.1	-472.4
of related to liquidity placements(1)	-491.6	-485.7	-511.0	-519.5	-467.5

(1) For the definition of loans and liquidity placements, see Note 11 to the Consolidated Financial Statements.

SEK exclusive of the S-system

Outside of the S-system (or in “SEK exclusive of the S-system”, as we refer to the business of SEK other than the S-system), SEK reports loans in the following categories:

Loan Types and Underwriting Policies

Medium and long-term loans for the financing of exports of capital goods; and

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

Loans outstanding (exclusive of those under the S-system) as of the dates indicated were distributed among SEK’s various categories of loans as follows:

Loans outstanding (exclusive of the S-system) by type of loans:

	As of December 31,
Skr mn	2013	2012	2011	2010	2009
Lending for export of durable products	79,272	65,646	68,339	56,061	53,806
Other lending related to export	70,767	72,601	71,729	76,809	90,802
Lending related to infrastructure	7,739	15,161	21,305	22,797	26,910
Total	157,778	153,408	161,373	155,667	171,518

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

Offers granted by the Group for loans that borrowers accepted (exclusive of those under the S-system) were distributed among SEK’s various categories of loans as follows as of December 31, 2013 and December 31, 2012.

Offers accepted, type of loan

Skr billion	2013	2012
End customer finance	39.0	38.6
Corporate lending	16.7	17.6
Total	55.7	56.2

Of the total volume of offers accepted during 2013, Skr 12.1 billion (2012: Skr 7.5 billion) had not been disbursed at the end of the respective reporting period. If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the customer’s need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2013.

	Percentage of loan offers
Currency in which loan is denominated	2013	2012
Swedish kronor	25%	18%
Euros	23%	17%
U.S. dollars	42%	36%
Other	10%	29%
Total	100%	100%

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

SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income.  Pursuant to a resolution adopted by the sole shareholder at the Annual General Meeting in April 2012, the difference between interest revenues and net commission revenues related to lending and liquid assets under the S-system, on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, is reimbursed by (or paid to) the Swedish State.

SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any loan losses that may be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these loans as well. All of the lending under the S-system are reported on SEK’s statement of financial position. SEK has consequently presented the operations of the S-system in the statement of comprehensive income as the amount of net commission received, accounted for as interest income rather than present the gross amounts collected and paid in accordance with the agreement with the Swedish State. In general, loans under the program are made with State guarantees administered by the EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

The following table sets forth the volumes of offers accepted, undisbursed loans at year end, new loans disbursed and loans outstanding at year end under the various programs in the S-system for each year in the two-year period ended December 31, 2013.

The volume of offers accepted in the S-system decreased significantly during 2013 as compared to 2012. This is mainly related to the fact that during 2012 there was a reduction in the number of financial institutions that provided export loans to Swedish export companies. In contrast, during 2013  competition with banks increased. However, the S-system remains a minor part of SEK’s business operations due to the restraint that is imposed on such loans. In general, export finance volumes are higher now than prior to the crisis but are not expected to increase again due to stronger competition in today’s market. Of the total amount of outstanding loans, loans in the S-system amounted to Skr 43.2 billion (year-end 2012: Skr 39.5 billion), representing an increase of 9.4 percent from year end 2012. The increase of credits in the S-system is mainly due to a higher volume of loans disbursed as well as decreased amortization in outstanding loans.

	Concessionary Loan Program		CIRR-loans		Total
Skr mn	2013	2012	2013	2012	2013	2012
Offers accepted	0	0	13,424	19,919	13,424	19,919
Not disbursed loans at year-end	92	89	8,445	12,586	8,537	12,675
New loans disbursed	39	109	15,214	13,489	15,253	13,598
Loans outstanding at year-end	829	852	42,419	38,647	43,248	39,499

The following table sets forth the volume of loans outstanding in the S-system by type of loan as of December 31 in each of the years indicated.

Loans outstanding in the S-system by type of loans

Skr mn	2013	2012	2011	2010	2009
Lending for export of durable products	43,248	39,499	34,227	23,989	14,314
Other lending related to export	n.a	n.a	n.a	n.a	n.a
Lending related to infrastructure	n.a	n.a	n.a	n.a	n.a
Total	43,248	39,499	34,227	23,989	14,314

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

SEK offers S-system financing at commercial interest reference rates (“CIRR”) established by the OECD in accordance with the OECD Consensus. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that loan offers may remain valid for a period of not more than 120 days. EU rules and Swedish regulations state that the commercial contract must be signed within such 120 day period. Thereafter the CIRR rate can be locked in for a maximum period of six months in order for the loan agreement to be finalized. No commitment fee is charged by SEK for CIRR loans. The arranging/agent bank, generally a commercial bank, receives compensation of 0.25 percent per annum, based on the outstanding loan amount, to cover their costs for arranging and managing loans.

SEK participates with government agencies in an export-financing program (the “Concessionary Credit Program”) financed by the Swedish State to promote exports to certain developing countries, incorporating a foreign aid element of at least 35 percent. SEK has a portfolio of such credits but Sweden is no longer providing new Concessionary Credits under the program.

The foreign aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules, and the Swedish government reimburses SEK through the S-system for the costs incurred as a result of SEK’s participation in such program as well as costs, if any, in the CIRR financing.

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

The following table illustrates the counterparties for the Group’s outstanding loans and guarantees as of December 31, 2013 and December 31, 2012. Although most loans fall into more than one category for any given loan, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger in terms of creditworthiness.

	2013	2012
Loan credit exposure to Swedish State guarantees via EKN(A)	42%	46%
Loan credit exposure to Swedish credit institutions(B)	3%	4%
Loan credit exposure to foreign bank groups or governments(C)	22%	20%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	19%	15%
Loan credit exposure to municipalities	5%	4%
Loan credit exposure to other foreign counterparties, primarily corporations	9%	11%
Total	100%	100%

See “— Lending Operations — General” earlier in this item for information on the geographical distribution of borrowers.

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

(B) At December 31, 2013, loans in this category amounting to approximately 1.2 percent (2012: 1.0 percent) of total loans were obligations of the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 1.8 percent (2012: 3.0 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2013, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2013, approximately 9.3 percent (2012: 8.0 percent) of the total loan credit exposure represented loans to the ten largest Swedish corporations.

See also Note 28 to the Consolidated Financial Statements.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

SEK has not entered into any new business in or with Iran since 2005.

However, it remains one of a number of minority sub-participants via assignment in a single legacy Euro-denominated financing arrangement dating from 2005 that is led by a major European bank and guaranteed by a European government export credit agency. The purpose of the financing arrangement was to finance the acquisition by the National Petrochemical Company (“NPC”) of Iran of certain equipment exported from Germany. The obligations of NPC under the arrangement are secured by the assignment of certain receivables from oil products exported by NPC and its trading subsidiaries to buyers, mostly in Asia. No funds under the arrangement (which has a contractual maturity of 2019) have been provided to NPC since 2010.

SEK’s only relationship to this legacy financing arrangement is as a holder (by means of an assignment by the lead bank) of a sub-participation interest representing less than 10% of the total facility. SEK’s acquisition of this minority sub-participation interest in 2005 did not violate the provisions of any sanctions or related regulatory regimes applicable to SEK at that time.  SEK is not (and never has been) a party to the contractual arrangements with NPC, has never had any contact with NPC, nor has it ever had any involvement in the contractual arrangements related to, or in the physical settlement of, the oil product exports mentioned above.

During 2013, SEK’s sub-participation in this single legacy financing arrangement generated gross revenues of Euro 98,637.21 and net interest revenues of Euro 20,060.10. These amounts represent less than 0.03% of SEK’s gross revenues and net interest revenues for the year. SEK is actively exploring the possibility of exiting the arrangement through assignment of its minority sub-participation interest to an unrelated third party.

C                               Organizational Structure

SEK has the following two segments, as defined in IFRS 8 Segment reporting: “corporate lending” and “end-customer financing”.  SEK organizes its activities in these segments into two main business areas which are correlated to the above business segments in accordance with financial reporting requirements: (i) Corporate and Customer Finance and (ii) Structured Finance. In addition, SEK has a Customer Relations Management (“CRM”) function which is responsible for all customer relations contacts with different customers and cooperates intensively with the business areas, and a Treasury group, which operates outside of the two main business areas. SEK also maintains a risk control unit and a compliance function.

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

Treasury

Treasury is responsible for treasury activities, short-term funding and long-term funding as well as liquidity management. See also Item 5, “Operating and Financial Review and Prospects –– Liquidity Capital Resources and Funding –– Liquidity”,

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 31 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board of Directors decided that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board of Directors has appointed KPMG to be responsible for the independent internal audit function and they have commenced their assignment in January 2012. Their assignment has been prolonged for 2013 and 2014 as well. The company’s goal in appointing an external party in order to perform the internal audit is for the entity having that function to benefit from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the company’s internal risk model. SEK’s Internal Control Committee, of which the Chief Administrative Officer is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

Swedish Government Supervision

Supervision by the Swedish Financial Supervisory Authority

SEK’s Parent Company operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (the “Act”). As such, it is subject to supervision and regulation by the Swedish Financial Supervisory Authority (the “Supervisory Authority”), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Act and the regulations linked to it and such institutions’ corporate charters.

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

In 2011, the Supervisory Authority initiated an industry-wide inquiry into financial institutions’ reporting of the financial instruments they hold. SEK cooperated with this inquiry. The outcome of the discussion was that SEK decided to prospectively amend its policy with regard to classification. Since December 1, 2012, the available-for-sale category has been used for all new interest-bearing securities acquired as SEK’s liquidity placements. Earlier, this category was used only for securities quoted on an active market that would otherwise be classified under the category of loans and receivables.

The Swedish National Audit Office may audit the activities that are conducted by the Swedish State in the form of limited companies, if the State as owner has a controlling influence over the activities. The State has such controlling influence over the activities of the Parent Company, which is a limited company. The National Audit Office appointed Authorized Public Accountant Filip Cassel as the auditor for SEK for the period from the 2010 Annual General Meeting up to and including the 2014 Annual General Meeting, with Authorized Public Accountant Anders Herjevik as the alternate for the same period. However, in April 2012 this appointment was terminated due to the fact that Mr. Cassel retired. The Swedish National Audit Office has not appointed a successor to Mr. Cassel.

As a credit market institution, SEK is also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the Swedish Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

Capital requirements

As of January 1, 2007, the revised capital adequacy rules of the Basel Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements (the “Basel Committee”), referred to as Basel II, became applicable to credit institutions in Sweden and the European Union, including SEK. The main structure of Basel II consists of three “Pillars”, as follows:

(i) Pillar 1 deals with minimum capital requirements for credit and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have a capital base that at least corresponds to the sum of the capital requirements for such institution’s credit risks, market risks and operational risks. This is calculated in accordance with the Capital Adequacy Act (2006:1371), as well as the Swedish Financial Supervisory Authority’s regulations and general guidelines regarding capital adequacy and large exposures (FFFS 2007:1). Pillar 1 allows institutions to choose between various alternatives based on their level of development; with regard to credit risks, the standardized approach is the simplest approach. It is similar to the approach required by Basel I, but contains more risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the Foundation IRB approach (internal ratings-based approach). Under the Foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk classifications. The Swedish Financial Supervisory Authority approved SEK’s application to be allowed to use a Foundation IRB approach in February 2007. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers the majority of the company’s exposures. The Supervisory Authority has also granted SEK permission until December 31, 2015 to apply the standardized approach to the following exposures: (i) export credits guaranteed by the Swedish Export Credits Guarantee Board (“EKN”) or corresponding foreign entities within the OECD; (ii) exposures to governments; and (iii) exposures in the Customer Finance business area. Reporting under these rules will be first carried out beginning March 31, 2007.

(ii) Pillar 2 concerns national supervisory authorities’ evaluation of risks and describes institutions’ risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) also takes into account qualitative risks. SEK annually assesses the development of its future capital requirements and available capital primarily in connection with the three-year business plan being updated.

(iii) Pillar 3 concerns, and places demands on, openness and transparency and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the Supervisory Authority’s regulations and general guidelines regarding public disclosure of information concerning capital adequacy and risk management (FFFS.2007:5). SEK reported in accordance with Pillar 3 for the first time in the Annual Report for 2007. Since 2008, SEK has also published a separate report in accordance with Pillar 3: the Capital Adequacy and Risk Management Report, Pillar 3.

The capital adequacy requirements under Swedish law comply with international guidelines, including the recommendations issued by the Basel Committee. The principal measure of capital adequacy is a capital to risk-weighted assets ratio, which compares the capital base to the total of risk-weighted assets and off-balance sheet items. The capital base is divided into two components, one of them being “primary” or Tier-1 capital, which includes equity capital and, with certain limitations, non-cumulative preferred shares and similar instruments. In December 2010, the Basel Committee on Banking Supervision (BCBS) issued detailed rules for new global regulatory standards on credit institutions that are generally referred to as Basel III. One of the purposes of the Basel III regulation is to improve the quality of the capital base of financial institutions and to increase transparency regarding the different components that comprise the capital base. Basel III introduces a narrower definition of Tier-1 capital and focuses on Core Tier-1 capital. The Core Tier-1 capital ratio is a new metric that became a required disclosure as of January 1, 2014. According to SEK’s definition, Core Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital (in the form of perpetual subordinated debt). SEK’s Core Tier-1 capital ratio was 19.5 percent as of December 31, 2013 (year-end 2012: 19.8 percent). SEK’s Core Tier-1capital ratio is thus well above the compulsory level in Sweden as of the beginning of 2014. See the table below.

The other component in the capital base is “supplementary” or “Tier-2” capital, which includes non-cumulative preferred shares and similar instruments not included in core capital, plus subordinated obligations with original terms of at least five years (with a deduction of 20 percent for each of the last five years prior to maturity). In August 2013 SEK exercised its right to redeem outstanding perpetual subordinated debt totaling USD 350 million. The reason for the early redemption of these debentures is that, due to regulatory changes, they will not qualify as Tier-1 capital in the future and will therefore no longer fulfill an effective function in the company’s capital structure when the new regulations come into force. In November 2013, a Tier-2 bond amounting to USD 250 million with a maturity of 10 years and a redemption option after 5 years was issued.

The minimum capital ratio requirement under Pillar 1 is 8 percent. SEK’s policy is to maintain a strong capital base, well in excess of the regulatory minimum. At December 31, 2013, SEK’s total regulatory capital ratio was 21.8 percent (2012: 23.0 percent), while its Tier-1 capital ratio was 19.5 percent (2012: 23.0 percent) and its Core Tier-1 capital ratio was 19.5 percent (2012: 19.8 percent). See Note 27 to the Consolidated Financial Statements for further details on the capital adequacy of SEK.

New regulations

Since the Basel II regulations began to apply in 2007 a number of changes have been introduced and more are still to come, accelerated by the financial crisis. In December 2010 the Basel Committee on Banking Supervision presented an extensive new package of rules known as Basel III. The Basel III regulations will be implemented in the EU via the Capital Requirements Directive IV package (CRD IV package), which consists of the Credit Institution Directive (CRD IV) and the EU’s Capital Requirements Regulation (CRR). The CRD IV package supersedes the current Credit Institution and Capital Requirement Directives 2006/48/EG and 2006/49/EG. The CRD IV package was adopted by the European Parliament and the European Council on June 26, 2013. The CRR is directly applicable legislation in Sweden and all other Member States. It applies in principle from January 1, 2014. Since the directive requires transposition into national legislation, these regulations will start to be implemented once national laws have entered into force. It will be necessary to amend Swedish legislation, both by transposing the new directive into Swedish law and by adapting existing Swedish legislation to the new EU regulation. These changes to legislation are expected to come into force on July 1, 2014.

The table below summarizes the key changes in regulation relating to capital adequacy from the CRR:

Purpose	Method	Implementation	Impact on SEK
The purpose is to improve the quality and size of banks’ capital base. The new regulations also aim to increase transparency regarding the different components that make up the capital base.	Most of Tier 1 capital is to consist of shareholders’ funds.

Institutions must have a Core Tier-1 capital ratio of at least 4.5 percent and a Tier-1 capital ratio of at least 6 percent from January 1, 2014. The Basel III agreement on capital ratios is consequently implemented in Sweden without transitional rules.

In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses which indicate SEK will amply meet the CRR requirements.
Valuation adjustment
The CRR also contains requirements to calculate valuation adjustment for uncertainties in the valuation of contracts measured at fair value.	Deductions should be made from Core Tier-1 capital for uncertainties in valuation, including uncertainties in market data, models, close-out costs and administrative expenses.

The CRR began to apply from January 1, 2014. However, the technical standards that describe the calculation of valuation adjustment have not been established. The EBA is expected to present a final draft in June 2014.

The current draft technical proposals from the EBA will have a significant impact on Core Tier 1 capital. However, SEK will still meet the applicable and forthcoming capital requirements even after a valuation adjustment, calculated in accordance with the draft technical standard.

Adjusted risk weighting for financial institutions
The aim is for the Basel Formula to reflect the fact that the correlation between financial institutions is higher than expressed in current calculations according to the IRB approach under Basel II.

The correlation in the Basel formula, for all exposures to large financial sector entities and non-regulated financial institutions, is to increase by 25 percent. This will result in risk weighting increasing for these exposures.

		These new regulations came into effect on January 1, 2014.	In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses which indicate SEK will amply meet the CRR requirements.
Credit valuation adjustment (CVA)
The CRR also includes requirements to calculate capital requirements for potential changes in the credit valuation of derivative counterparties (credit valuation adjustment risk).	Credit valuation adjustment risk is to be limited for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty.	These new regulations came into effect on January 1, 2014.	In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses which indicate SEK will amply meet the capital requirements in accordance with the CRR.

See Note 31 to the Consolidated Financial Statements for further information on regulatory changes.

Large exposures

According to Swedish Financial Supervisory Authority regulation FFFS 2007:1, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s capital base. The aggregate amount of SEK’s large exposures as of December 31, 2013 was 351 percent of SEK’s total capital base, and consisted of risk-weighted exposures to 27 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2012: 282 percent and 21 different counterparties or counterparty groups).

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily, along with other limits. The internal limits are approved by the Executive Committee’s Credit Committee or the Board’s Credit Committee.

AB SEK Securities

The Parent Company’s subsidiary, AB SEK Securities, is licensed to conduct a securities business and as such is regulated by the Supervisory Authority under the Securities Operations Act. Among other things, the Supervisory Authority requires AB SEK Securities to submit reports on a regular basis and may conduct periodic inspections. The Supervisory Authority may (but currently does not) also appoint an external auditor. Furthermore, AB SEK Securities is also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the Capital Adequacy and Large Exposures (Credit Institutions and Securities Companies) Act, as amended.

D                                       Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A                                       Operating Results

Substantially all of SEK’s operating profit derives from the net interest revenues earned mainly on loans to customers as well as on liquidity placements. Funding for these assets comes from equity and from securities issued on international capital markets. Accordingly, key determinants of SEK’s operating profit are: the spread, or percentage difference, between the interest income earned on its debt-financed assets and the cost of such debt; the outstanding volume of loans and liquidity placements; and the relative proportions of its assets funded by debt and equity.

SEK issues debt instruments with terms that may be fixed, floating, or linked to various indexes. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and SEK’s public role has enabled SEK to achieve funding at levels that are competitive within the market.

In addition to net interest revenues, another key influence on SEK’s operating profit has been changes in the fair value of certain assets, liabilities and derivatives reported at fair value. The factors that mainly impacted unrealized changes in fair value are credit spreads on own debt and basis spreads. The credit spread on own debt is related to the creditworthiness SEK’s investors believe that SEK has. Basis spread is the deviation in the nominal interest rate between two currencies in a currency interest rate swap that depends on the difference in the base interest rate of the currencies.

In addition, during individual years following the financial crisis of 2008, gains realized from certain disposals as a result of the crisis, as well as higher amounts of net credit losses, have considerably affected SEK’s operating profit.

Total other comprehensive income is mainly affected by effects attributable to cash flow hedges. The implementation of IAS 19R has had a minor impact on our reporting of total other comprehensive income for 2013, 2012 and 2011. For additional information of the implementation of IAS 19R, See Note 1 (a) to the Consolidated Financial Statements.

Operating profit for 2013 amounted to Skr 1,408.1 million (2012: Skr 824.4 million), an increase of 70.8 percent compared to the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 408.4 million (2012: Skr -507.7 million), which has partly been offset by a decrease in net interest revenues. Net results of financial transactions for 2013 include a gain amounting to Skr 374.8 million due to the repurchase of our subordinated debt.

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

•                               The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value; and

•                               The judgment that SEK should be regarded as an agent with respect to the S-system.

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

•                               Provisions for probable credit losses;

•                               Estimates of fair values when quoted market prices are not available; and

•                               Valuation of derivatives without observable market prices.

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as currency exchange effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of material amount in relation to total assets and liabilities in foreign currencies. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 28 to the Consolidated Financial Statements for information on SEK’s positions in foreign currencies.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, SEK makes judgments as to whether these securities are quoted on active markets, based on a number of pre-established factors. SEK has, based on the regulation and guidance in the existing IFRS standards established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process. The definition is based on the markets in which SEK invests. If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available-for-sale and carried at fair value, with changes in value after tax reported under other comprehensive income. From December 1, 2012 all new interest-bearing securities acquired as SEK’s liquidity placements are classified as assets available-for-sale. See Note 12 to the Consolidated Financial Statements for information on SEK’s classification of financial assets and liabilities.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated through the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. The majority of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Other pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. See Note 28 to the Consolidated Financial Statements for disclosure of change in value of assets and liabilities if the market interest rate rises or falls by one percentage point and see Note 13 to the Consolidated Financial Statements for disclosure of change in value of assets and liabilities if non-observable parameters are changed.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 25 and Note 1 (d)(i) to the Consolidated Financial Statements.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2013 by Skr 70-80 million (2012: Skr 70-80 million; 2011: Skr 60-70 million) and equity by Skr 55-65 million (2012: Skr 50-60 million; 2011: Skr 40-50 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

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

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2013 by approximately Skr 5-15 million (2012: Skr 10-20 million; 2011: Skr 20-30 million) and equity, at such date, by approximately Skr 110-120 million (2012: Skr 40-50 million; 2011: Skr 30-40 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2013 by approximately Skr 200-300 million (2012: Skr 250-350 million; 2011:  Skr 300-400 million) and equity, at such date, by approximately Skr 150-250 million (2012: Skr 200-300 million; 2011: Skr 200-300 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives with corresponding structures in order to obtain effective economic hedges. The entire hybrid debt instrument is then classified as a financial liability measured at fair value. As there  are typically no market quotes for this group of transactions, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumption were used, or if assumptions changed, this could produce other valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

If these assumptions were to be changed, this could result in a material change in the fair value of these instruments. For further information see table “Sensitivity analysis - level 3 assets and liabilities” in Note 13 to the Consolidated Financial Statements.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products, in which the fair value of certain embedded derivatives (though not bifurcated) sometimes requires sophisticated models in order to value these instruments. If the assumptions used in these models were to change, this could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges), a potential material effect on profit or loss or equity would result only if there were changes in the credit spreads or basis spread.

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e. the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good creditworthiness. Moreover, SEK endeavors to enter into ISDA Master Agreements with Credit Support Annexes with its counterparties. This means that the highest allowed risk level is established in advance, regardless of what changes in market value may occur. Derivatives are valued at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. SEK uses a model to adjust the fair value of the net exposure for changes in SEK’s or a counterparty’s creditworthiness. The models use directly observable market parameters if such are available.

Please see more information regarding valuation techniques in Note 13 to the Consolidated Financial Statements.

Recent Accounting Pronouncements Issued and Other Accounting Related Announcements

SEK has adopted the amended IAS 19 (IAS 19R) as from January 1, 2011. The initial effect was reported against retained earnings as of January 1, 2011 and subsequent changes are reported in personnel expenses and other comprehensive income. The amendment has not had any material impact on personnel expenses for 2011, 2012 or 2013. The total impact due to the amendment on retained earnings from other comprehensive income for 2011, 2012 and 2013 is positive Skr 14.8 million. For additional information, see Note 1 (a) to the Consolidated Financial Statements.

The following new standards and changes in standards and interpretations not yet adopted are considered to be particularly relevant to SEK. For additional information on new standards, see Note 1(a) to the Consolidated Financial Statements.

IFRS 9 Financial Instruments. In 2009, the International Accounting Standards Board (“IASB”) issued  a new standard for financial instruments introducing new requirements for the classification and measurement of financial assets IFRS 9 (2009). IFRS 9 (2010) introduces additions relating to financial liabilities. IFRS 9 (2013) introduces new requirements for hedge accounting. This standard is part of a complete overhaul of the existing IAS 39 standard and reduces the number of valuation categories for financial assets, leaving the number of categories of financial liabilities unamended, implements new rules for how changes in own credit spread should be recorded when own debt is measured at fair value and changes requirements regarding hedge accounting. The standard will be supplemented by rules on impairment of financial instruments and limited amendments to the classification and measurement of financial assets. The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized. Early application is permitted, although not yet allowed for publicly listed companies within the EU. SEK has started the process of evaluating the potential effect of its adoption of this standard but is awaiting the final standard before the evaluation can be completed.

IAS 39 Financial Instruments: Recognition and Measurement. Novation of Derivatives and Continuation of Hedge Accounting.  The objective of the amendments is to provide relief in situations where a derivative, which has been designated as a hedging instrument, is novated from one counterparty to a central counterparty as a consequence of laws or regulations. Such a relief means that the hedged accounting can continue irrespective of the novation which, without the amendment, would not be permitted.  The amendment will facilitate the administration of hedge accounting when OTC derivatives are novated from the original counterparty to the central counterparty in order to effect clearing.  The amendment must be applied for annual periods beginning on or after January 1, 2014.

Assets and Business Volume

Total Assets

SEK’s total assets amounted to Skr 306.6 billion at December 31, 2013, a decrease of 2.1 percent from year-end 2012 (year-end 2012: Skr 313.1 billion). The decrease is a result of a strategic decision to match borrowing against new loans, thereby allowing a reduction in the volume of outstanding liquidity instruments. The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 222.0 billion as of December 31, 2013 (year-end 2012: Skr 218.8 billion), an increase of 1.5 percent from year-end 2012. Of the total amount, Skr 201.5 billion represented outstanding loans, an increase of 4.5 percent (year-end 2012: Skr 192.9 billion). Of the total amount of outstanding loans, loans under the S-system amounted to Skr 43.2 billion (year-end 2012: Skr 39.5 billion), representing an increase of 9.4 percent.

As of December 31, 2013, the aggregate amount of outstanding offers of credit amounted to Skr 65.5 billion, an increase of 10.1 percent since year-end 2012 (year-end 2012: Skr 59.5 billion). Skr 56.5 billion (year-end 2012: Skr 47.9 billion) of outstanding offers derived from the S-system. Skr 35.1 billion of outstanding offers are binding offers and Skr 30.5 billion are non-binding offers. Binding offers are recognized as commitments.

Business Volume

SEK’s new lending to Swedish exporters and their customers in 2013 amounted to Skr 55.7 billion (2012: Skr 56.2 billion). End-customer finance amounted to Skr 39.0 billion (2012: Skr 38.6 billion) and the total volume of corporate lending was Skr 16.7 billion (2012: Skr 17.6 billion). There are a number of factors that contributed to these relatively high volumes. First, many buyers of Swedish exporters’ products have a significant need to secure financing. Second, there is growing demand for end-customer finance, with buyers being offered the opportunity to have their purchase financed in one of the local currencies offered by SEK. Third, companies’ need to finance working capital has increased. Capital market performance remains positive, but it primarily benefits the largest companies with the highest credit ratings that have access to this market.

Numerous relatively complex transactions continued throughout the year in partnership with banks. SEK is taking a role in the structuring and documentation of transactions and is contributing its in-depth knowledge of the Swedish export credit system. Cooperation agreements were concluded in 2013 with a number of banks with a presence in markets where SEK is not represented. These agreements are aimed at on-lending to Swedish exporters.

The total volume of outstanding and agreed but undisbursed credits amounted to Skr 222.0 billion at the end of 2013, compared with Skr 218.8 billion at the end of 2012. The total volume of outstanding offers for export credits amounted to Skr 65.5 billion at year-end, an increase of Skr 6.0 billion as compared to the end of 2012.

SEK increased its funding volumes significantly in 2013 compared with the previous year, to an equivalent of Skr 95.2 billion (2012: Skr 43.2 billion). This was due in part to SEK having approximately double the volume of early redemptions of bonds in 2013 compared with a normal year and new lending at healthy levels. In the fall of 2013, SEK’s previous subordinated debt amounting to USD 350 million was redeemed early and in connection with this a new 10-year Tier-2 US dollar-denominated bond was issued for USD 250 million with an early redemption option after five years.

In November 2013, SEK issued a large benchmark transaction amounting to EUR 1 billion. It was the first time since the spring of 2009 that SEK issued a benchmark in euro. The structured note market has remained strategically important for SEK. In 2013, SEK took on more structured debt than in 2012. The trend is for less complex bonds and fewer types of structuring. The volume of standard, or “plain vanilla” bonds has increased in both absolute and relative terms and was larger than structured borrowing in 2013. This is partly due to SEK having been able to issue plain vanilla bonds on the retail market at competitive levels compared with structured borrowing over an equivalent maturity. Structured funding increased in terms of actual numbers in 2013, but it decreased as a percentage of total borrowing during the year, owing mainly to large volumes of early redemptions. The largest proportion of structured bonds purchased by institutional investors in 2013 consisted of interest rate-linked bonds.

New customer financing

(Skr billion)

Offers accepted type of loans	Year ending December 31,
Skr billion	2013	2012	2011
Customer financing of which:
- End-customer finance	39.0	38.6	30.7
- Corporate lending	16.7	17.6	20.5
Total	55.7	56.2	51.2

Counterparty Risk Exposures

There has been no major change in the composition of SEK’s counterparty exposures in 2013, although the percentage of exposures to states and companies has increased and percentage of exposures to financial institutions and municipalities has decreased. Of the total counterparty exposure at December 31, 2013, 50.8 percent (year-end 2012: 49.6 percent) was to states and government export credit agencies; 19.6 percent (year-end 2012: 22.3 percent) was to financial institutions; 21.3 percent (year-end 2012: 18.3 percent) was to companies; 5.8 percent (year-end 2012: 6.8 percent) was to municipalities; and 2.3 percent (year-end 2012: 2.9 percent) was to securitization positions. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are collateralized pursuant to applicable collateral agreements. See the table “Total net exposures” in Note 28.

Other exposures and risks SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates.

If other valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets.

SEK maintains a conservative policy with regard to market exposures, such as interest rate risks, currency risks and operational risks. See Note 31 to the Consolidated Financial Statements.

For quantitative and qualitative information about risks and exposures, see the Risk section of this Annual Report as well as Note 28 to the Consolidated Financial Statements.

Total Exposures

Amounts expressing gross exposures are shown before guarantees and credit derivatives (CDSs) while net exposures are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values.

	Total				Loans and interest-bearing securities				Undisbursed loans, derivatives, etc.
Skr bn	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	14.9	4.3	9.8	2.8	14.7	5.2	9.0	3.3	0.2	0.3	0.8	1.1
Government export credit agencies	160.0	46.5	162.0	46.8	107.1	37.9	107.0	38.7	52.9	86.4	55.0	78.1
Regional governments	19.8	5.8	23.6	6.8	19.8	7.0	23.4	8.5	—	—	0.2	0.3
Multilateral development banks	0.8	0.2	0.4	0.1	0.6	0.2	0.4	0.1	0.2	0.3	—	—
Financial institutions	67.5	19.6	77.2	22.3	61.1	21.6	66.3	24.0	6.4	10.5	10.9	15.5
Corporates	73.3	21.3	63.6	18.3	71.8	25.4	60.1	21.8	1.5	2.5	3.5	5.0
Securitization positions	7.8	2.3	10.0	2.9	7.8	2.7	10.0	3.6	—	—	—	—
Total	344.1	100	346.6	100	282.9	100	276.2	100	61.2	100	70.4	100

The table above displays gross exposures.

Results of Operations

Net Interest Revenues

2013 compared to 2012

Net interest revenues amounted to Skr 1,554.8 million (2012: Skr 1,879.9 million), a decrease of 17.3 percent compared to the previous year. The decrease was mainly attributable to higher funding costs related to a large proportion of structured borrowing that was redeemed early. This structured borrowing has mainly been replaced with plain vanilla borrowings, which lead to higher funding costs. During the year, the margins in the liquidity portfolio decreased due to the new regulations requiring a higher proportion to be invested in securities with short maturities and high marketability, compared with SEK’s previous strategy of matching its liquidity investments with liquidity needs. The resulting decrease in net interest revenues was partly offset by the positive impact of higher volumes of lending.

The average margin on debt-financed interest-bearing assets amounted to 45 basis points per annum (2012: 57 basis points), a decrease in absolute terms of 12 basis points, or in relative terms of 21.1 percent compared to the previous year.

Debt-financed interest-bearing assets decreased marginally and amounted on average to Skr 256.2 billion (2012: Skr 257.0 billion). The distribution of lending and liquidity placements has changed compared to the previous year. The volume of liquidity placements have decreased compared to 2012 while the lending volumes have increased.

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

The average margin on debt-financed interest-bearing assets amounted to 57 basis points per annum (2011: 55 basis points), an increase in absolute terms of 2 basis points, or in relative terms of 3.6 percent compared with the previous year. The increase in margin was mainly due to the increase in the portion of interest-bearing assets consisting of lending (implying that the portion consisting of liquidity placements decreased; lending generally has higher margins than liquidity placements. The increase in margin was also due to lower borrowing costs reflecting advantageous borrowing rates, mainly in US dollars, and to higher margins on new credits.

The average amount of debt-financed interest-bearing assets amounted to Skr 257.0 billion (2011: Skr 268.0 billion), a decrease of 4.1 percent on the previous year. The decrease was mainly related to the decrease in liquidity placements, while there was an increase in the average volume of lending. The majority of the decrease in liquidity placements was due to the strategic decision to match borrowing and new lending more closely, thus enabling a reduction in the volume of outstanding liquidity placements. The increase in lending was related to a larger inflow of transactions.

Commissions earned and commissions incurred

2013 compared to 2012

Commissions earned amounted to Skr 8.7 million (2012: Skr 11.1 million). Commissions incurred amounted to Skr 13.8 million (2012: Skr 10.9 million). The decrease in commissions earned was due to advisory services being phased out in 2013. The increase in commissions incurred was mainly due to higher bank fees.

2012 compared to 2011

Commissions earned amounted to Skr 11.1 million (2011: Skr 12.3 million). Commissions incurred amounted to Skr 10.9 million (2011: Skr 14.9 million). The 9.8 percent decrease in commissions earned primarily reflected lower revenues from capital market transactions. The 26.8 percent decrease in commissions incurred was mainly due to the fact that SEK, in 2012, no longer had any costs related to the risk capital guarantee from its sole shareholder and to lower bank fees. SEK has had access to a guarantee of Skr 600 million, issued by its owner, the Swedish state, from which SEK has had the right to draw on the guarantee if deemed necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK to no longer be required and expired on June 30, 2011.

Net results of financial transactions

2013 compared to 2012

The net result of financial transactions for 2013 amounted to Skr 408.4 million (2012: Skr —507.7 million).

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 668.9 million (2012: Skr 644.0 million), an increase of 3.9 percent compared to the previous year. The increase was mainly attributable to gains from SEK’s repurchase of its subordinated debt and the closing of related hedging instruments. The net result in operating profit due to this transaction amounted to Skr 374.8 million, of which Skr 571.7 million was realized and Skr -196.9 million was unrealized. In the previous year recognized realized gains amounted to Skr 644.0 million, of which Skr 323.5 million was realized when a few large interest rate and currency derivatives were closed out. Realized result attributable to debt redemption, excluding the repurchase of subordinated debt, decreased to Skr 94.3 million from Skr 303.2 million in the previous year due to less favorable margins at redemption.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -260.5 million (2012: Skr -1,151.7 million). The negative unrealized change in fair value for the year was mainly attributable to the reversal of an unrealized gain as a result of the early redemption of subordinated debt (as described in the preceding paragraph), which amounted to Skr -196.9 million. The negative change in fair value for the previous year was mainly attributable to changes in credit spreads on SEK’s own debt. The change last year was also attributable to a reversal of an unrealized gain of Skr -353.6 million due to the closing out of a few large interest rate and currency derivatives.

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

-Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 644.0 million (2011: Skr 481.9 million), an increase of 33.6 percent compared to the previous year. The positive change in the net result was attributable to the fact that a previously unrealized gain was realized when a number of large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures (Basel III) that came into force on January 1, 2013. See Note 31 to the Consolidated Financial Statements for further information. The net loss from the closing out of these exposures amounted to Skr 30.1 million, as the realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr 353.6 million. The derivatives were replaced with new derivative instruments on market terms. Furthermore, the results improved due to gains from repurchase of own debt, but this was offset by the fact that in 2011 the sale of a claim against a subsidiary in the Lehman Brothers Group resulted in a realized gain of Skr 279.3 million.

—Unrealized net results of financial transactions

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

Other operating income

2013 compared to 2012

Other operating income amounted to Skr 0.0 million (2012: Skr 19.9 million). The result in the previous year mainly consisted of recovered costs for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB), which was concluded in SEK’s favor and cannot be appealed.

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

Personnel expenses

2013 compared to 2012

Personnel expenses totaled Skr 290.1 million (2012: Skr 292.2 million), a decrease of 0.7 percent compared to the previous year. The decrease in personnel expenses was due to the fact that no estimated cost for the general personnel incentive system was required to be recorded (2012: Skr 27.5 million). The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. The amount to be paid decreases if risk-weighted assets exceed intended levels for the year. Executive Directors are not covered by the incentive system. Personnel expenses excluding the effects of the incentive system increased by 9.6 percent, mainly due to severance to the President, salary adjustments and personnel reinforcements to replace external consultants.

Peter Yngwe will leave his position as President as of April 28, 2014 at the time of SEK’s Annual General Meeting in accordance with the Board of Directors’ decision. Peter Yngwe will receive a severance in accordance with the state’s guidelines for senior executives, corresponding to 18 months’ salary which was expensed in 2013 and amounted to Skr 8.4 million, including employer contributions. Severance pay is paid monthly and a deduction is made in the event of other income. Catrin Fransson will start her employment with SEK on April 1, 2014. She will assume her position as President in conjunction with SEK’s Annual General Meeting on April 28, 2014. Catrin Fransson’s terms of employment follow state guidelines for senior executives.

2012 compared to 2011

Personnel expenses totaled Skr 292.2 million (2011: Skr 282.8 million), an increase of 3.3 percent compared to the previous year. The increase in personnel expenses was due to increased payroll costs and changes in the provision for pension costs. Personnel expenses include an estimated cost for the general personnel incentive system of Skr 27.5 million (2011: Skr 25.5 million). The total number of employees included in the system on December 31, 2012 was 218, compared to 211 on December 31, 2011. For more information on the rules for SEK’s remuneration system, see Note 5 to the Consolidated Financial Statements.

Other expenses

2013 compared to 2012

Other expenses amounted to Skr 185.4 million (2012: Skr 232.8 million), a decrease of 20.4 percent compared to the previous year. The decrease in other expenses is mainly due to cost-reducing actions that have been made through the reduction of the number of consultants and their corresponding replacement with employed staff.

2012 compared to 2011

Other expenses amounted to Skr 232.8 million (2011: Skr 203.1 million), an increase of 14.6 percent compared to the previous year. The increase in other expenses was mainly due to an increase in information technology development expenses related to our implementation of mandatory regulations, especially those related to Basel III.

Amortization of non-financial assets

2013 compared to 2012

Depreciation totaled Skr 35.8 million (2012: Skr 19.5 million), an increase of 83.6 percent compared to the previous year. The increase was mainly due to increased depreciation related to IT development projects.

2012 compared to 2011

Depreciation and amortization of non-financial assets amounted to Skr 19.5 million (2011: Skr 14.5 million), and was mainly attributable to amortization of intangible assets related to SEK’s IT system.

Net credit losses

2013 compared to 2012

Net credit losses for 2013 amounted to Skr 38.7 million (2012: Skr 23.4 million), an increase of 65.4 percent compared to the previous year. During 2013, an additional provision of Skr 10.0 million was made to the portfolio-based reserve (i.e. the reserve not attributable to a specific counterparty) (2012: Skr 40.0 million). After the provision, the reserve amounts to Skr 210.0 million (2012: Skr 200.0 million).

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

As disclosed in Note 9 to the Consolidated Financial Statements, the two subprime-related CDOs that SEK is exposed to have been impaired due to an expected future inability of the relevant counterparties to fulfill the related contractual agreements. These two CDOs are first-priority tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 31.5 million was recorded in 2012 in relation to these two CDOs (2011: impairment Skr 16.0 million), bringing the total of such impairment to Skr 462.6 million (year-end 2011: Skr 491.4 million). The reversal was in its entirety related to currency exchange effects. The assets have a gross book value before impairment of Skr 594.4 million (year-end 2011: Skr 641.4 million). Thus, at December 31, 2012, net book value after impairment amounts to Skr 131.8 million (year-end 2011: Skr 150.0 million).

Operating Profit

2013 compared to 2012

Operating profit for the year amounted to Skr 1,408.1 million (2012: Skr 824.4 million), an increase of 70.8 percent compared to the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 408.4 million (2012: Skr -507.7 million), which has partly been offset by a decrease in net interest revenues. Net results of financial transactions for 2013 includes a gain amounting to Skr 374.8 million due to the repurchase of our subordinated debt.

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

Net profit after tax

2013 compared to 2012

Net profit after tax for the year amounted to Skr 1,090.1 million (2012: Skr 708.8 million).

2012 compared to 2011

Net profit for the year amounted to Skr 708.8 million (2011: Skr 1,399.5 million). Tax expenses on net profit amounted to Skr 115.6 million (2011: Skr 489.6 million), of which Skr 216.0 million (2011: Skr 403.6 million) consisted of current tax and Skr 102.1 million consisted of a recovery of deferred tax (2011: tax expense Skr 70.1 million)  (see Note 10 to the Consolidated Financial Statements).

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

Contractual Commitments

The following table sets forth the maturity analysis of SEK’s debt and other obligations as of December 31, 2013. Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Repayments subject to notice for assets are assumed to occur on the maturity date. In the version of this table presented in SEK’s last Annual Report on Form 20-F, assets with repayments subject to notice as of December 31, 2012 were assumed to occur on the first call date, except for “Subordinated securities issued” (which consists of a Dated Subordinated Instrument in 2013 and two Subordinated Instruments without maturity date issued in 2012), which were assumed not to be repaid at the time of the first redemption date. The table below includes interest payments.

Maturity Profile of Financial Liabilities

At December 31, 2013

	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	-296,877.0	-4,184.0	-19,553.3	-71,015.7	-156,407.3	-45,716.7
Borrowing from credit institutions	-8,266.8	-98.3	0.0	-9.8	-8,158.7	0.0
Borrowing from the public	-60.3	-0.1	0.0	-0.4	-59.8	0.0
Senior securities issued	-288,549.9	-4,085.6	-19,553.3	-71,005.5	-148,188.8	-45,716.7
Derivatives	-6,231.7	-288.5	-2,718.9	-503.4	-2,923.7	202.8
Subordinated securities issued (1)	-1,979.0	0.0	0.0	-46.8	-187.1	-1,745.1
Total	-305,087.7	-4,472.5	-22,272.2	-71,565.9	-159,518.1	-47,259.0

(1) Dated Subordinated Instrument beginning in 2013 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 250 million).

In addition to the financial liabilities summarized in the table above, SEK has committed but undisbursed loans outstanding. If a loan is accepted by the borrower it can be disbursed immediately. However, disbursements may be delayed due to a number of factors. In some cases, accepted loans may never be disbursed, including as a result of changes in the customer’s need for the funds. As of December 31, 2013 the aggregate amount of outstanding offers amounted to Skr 65.5 billion (year-end 2012: Skr 59.5 billion). Skr 56.5 billion (year-end 2012: Skr 47.9 billion) of outstanding loan offers derived from the S-system. During 2012, SEK changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are reported as commitments. See Note 24 to the Consolidated Financial Statements. Skr 35.1 billion of outstanding offers consists of binding offers and Skr 30.5 billion consists of non-binding offers. Loan offers are not included in the table below.

Loan Commitments Not Disbursed

The table below presents the period in which the undisbursed loans are expected to be disbursed.

At December 31, 2013

	Amount of Loans
Skr mn	Total	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loan Commitments Not Disbursed	20,480.2	286.4	3,308.3	9,751.5	7,134.0	0.0

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 35.1 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 80 billion which can be used within the Swedish State’s export credit support system. With regard to liabilities with maturity between one and five years, SEK has the intention to refinance these through borrowing on the financial markets.

Maturity Profile of Financial Assets (Loans and derivatives)

The following table sets forth the maturity analysis of loans and derivatives outstanding as of December 31, 2013.

At December 31, 2013

	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loans in the form of interest-bearing securities	69,170.5	163.8	2,850.5	8,956.2	43,932.0	13,268.0
Loans to credit institutions	25,315.5	188.5	2,240.4	9,877.0	6,289.1	6,720.5
Loans to the public	128,774.1	2,940.2	6,319.2	20,510.9	72,436.4	26,567.4
Loans	223,260.1	3,292.5	11,410.1	39,344.1	122,657.5	46,555.9
Derivatives	17,588.4	437.6	3,033.4	4,265.1	5,783.0	4,069.3
Total	240,848.5	3,730.1	14,443.5	43,609.2	128,440.5	50,625.2

Funding

SEK increased its funding volumes significantly in 2013 compared with the previous year, to an equivalent of approximately Skr 95.2 billion (2012: Skr 43.2 billion). This was due in part to SEK having approximately twice the volume of early redemptions of bonds in 2013 compared with a normal year and new lending at healthy levels. In the fall a subordinated debt that otherwise would have been required to be progressively phased out as Tier-1-capital (primary capital) was redeemed, and in connection with this redemption a 10-year Tier-2 (supplementary capital) bond was issued with better conditions.

Senior and Subordinated debt

The table below shows SEK´s senior and subordinated debt as of December 31, 2013.

Senior and subordinated debt

	As of December 31,
Skr mn	2013	2012
Senior debt	269,216	272,637
Subordinated debt	1,607	3,013
Total debt	270,823	275,650
of which reported at fair value	81,327	116,479

As of December 31, 2013, this debt consisted of bonds sold publicly or in private placements in various countries around the world pursuant to a number of different debt issuance programs. SEK has undertaken large, syndicated issuances to satisfy its liquidity needs. It also issues bonds that are structured to meet the specific investment needs of individual investors or small groups of investors.  Currently, SEK has the following funding programs in place:

As of December 31, 2013

Funding programs in millions	Issued Currency	Value outstanding in issued currency mn (1)	Value outstanding in Skr (1)
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	USD	23,074.3	150,176.6
Unlimited SEC-registered U.S. Medium-Term Note Program	USD	14,324.5	93,229.8
Unlimited Swedish Medium-Term Note Program	SKR	389.6	389.6
Skr 8,000,000,000 Swedish Medium-Term Note Program	SKR	2,792.6	2,792.6
Unlimited MTN/STN AUD Debt Issuance Programme	AUD	6.0	34.6
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Program	USD	0.0	0.0
USD 4,000,000,000 Euro-Commercial Paper Program	USD	0.0	0.0

(1) Amortized cost excluding fair value adjustments

Debt Maturities

The following table illustrates our debt maturity profile for different types of senior and subordinated debt.

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category as of December 31, 2013. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Debt Maturities:

Skr million	2014	2015	2016	2017	2018	Thereafter	Total

Senior debt	73,519.0	39,569.9	36,790.3	35,588.4	24,179.7	59,568.5	269,215.8
of which fixed-rate	46,837.4	24,594.0	25,041.1	21,427.0	22,014.1	18,857.9	158,771.5
of which variable-rate	11,163.0	8,730.9	4,399.1	10,699.1	156.0	1,570.5	36,718.6
of which formula-based	15,518.6	6,245.0	7,350.1	3,462.3	2,009.6	39,140.1	73,725.7
	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Subordinated debt	0.0	0.0	0.0	0.0	0.0	1,606.9	1,606.9
of which fixed rate	0.0	0.0	0.0	0.0	0.0	1,606.9	1,606.9
of which variable rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total debt	73,519.0	39,569.9	36,790.3	35,588.4	24,179.7	61,175.4	270,822.7

Senior Debt by Category:

	As of December 31,
Skr million	2013	2012
Fixed-rate(1)	158,771.5	137,199.8
Variable-rate (1)	36,718.6	18,737.7
Formula-based (1)	73,725.7	116,699.9
of which interest rate-linked	22,326.2	20,018.0
of which currency-linked	28,387.7	44,714.5
of which equity-linked	20,305.9	38,389.2
of which commodity-linked	1,483.4	12,266.3
of which credit-linked	1,222.5	1,311.9
Total senior debt	269,215.8	272,637.3

(1) As of December 31, 2013 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 17.3 percent (2012: 0 percent to 17.3 percent) per annum and 0.00 percent to 2.65 percent (2012: 0.03 percent to 2.66 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

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

The outstanding volume of debt with remaining maturities of one year or less increased during 2013. At December 31, 2013, outstanding debt with remaining maturities of one year or less amounted to Skr 73.5 billion, compared with Skr 63.8 billion at December 31, 2012.

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

D                             Certain Off-Balance Sheet Arrangements

In December 2013, the Swedish Parliament decided that the credit facility for 2014 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish Parliament also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. On December 11, 2012, both the loan facility and the ability to purchase state guarantees were extended for 2013. The prior loan facility with the Swedish National Debt Office was valid through to December 31, 2013 and distributed as follows: 80 percent may be used for funding within the S-system and 20 percent may be used for funding in SEK. SEK has not to date drawn any funds under this facility.

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

A                             Members of the Board of Directors

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronson	60	Chairman of the Board and Director
Cecilia Ardström	48	Director
Jan Belfrage	69	Director
Lotta Mellström	43	Director
Ulla Nilsson	66	Director
Jan Roxendal	60	Director
Åke Svensson	61	Director
Eva Walder	62	Director

Peter Yngwe	56	President and CEO
Per Jedefors	64	Chief Risk Officer
Jane Lundgren Ericsson	48	Deputy Chief Operating Officer and CEO for AB SEK Securities
Sirpa Rusanen	49	Chief Human Resources Officer
Susanna Rystedt	49	Chief Administrative Officer
Sven-Olof Söderlund	61	Chief Corporate Governance Officer
Per Åkerlind	51	Chief Operating Officer

(1) As of December 31, 2013

All directors are elected at the Annual General Meeting for a term of one year, which expires at the next Annual General Meeting.

Mr. Linder-Aronson was appointed director in May 2011. He is the Chairman of the Board of Facility Labs AB with subsidiaries and director of a number of small and medium-sized companies. He has previously served as President of Enskilda Securities and Vice President of Skandinaviska Enskilda Banken.

Ms. Ardström was appointed director in May 2011. She currently holds the position of Chief Financial Officer and Head of Kapitalförvaltning Länsförsäkringar AB. She has served as a CIO and Head of Asset Management Folksamgruppen, Head of Treasury of Tele2 group, Director of Tryggstiftelsen, AP7 and for numerous companies in the Folksam and Tele2 group. She is also director of Humlegården Holding AB (I-III), Länsförsäkringar Fondförvaltning AB, Stiftelsen Länsbörsen and Länsförsäkringar P.E Holding AB.

Mr. Belfrage was appointed director in April 2010. He is a director at Litorina Capital Partners III Ltd and Litorina Partners IV Ltd. He served in various executive capacities at Crédit Agricole, Citigroup Nordic Countries, Citigroup Sweden, AGA AB and AB SKF.

Ms. Mellström was appointed director in May 2011. She has served as Senior Investment Manager and Special Adviser at the Swedish Ministry of Finance’s division for state-owned companies since 2001, and also serves as a director of Specialfastigheter Sverige AB.  Previously, she worked as a management consultant at Resco AB, controller at Sydkraft Försäljning AB (now E.ON Sverige), controller and acting CFO at Adranz Sweden AB (now Bombardier Transportation), project controller at ABB Network Partners AB and management trainee at ABB AB.

Ms. Nilsson was appointed director in July 2011. She has served in a number of senior positions with Skandinaviska Enskilda Banken AB, including as Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Fixed Income Trading in Sweden, Head of Trading and Capital Markets in Singapore and Head of Treasury in Luxembourg.  Prior to joining SEB, Ms. Nilsson worked at Skånska Banken. Ms. Nilsson also serves as a director of Swedish Chamber International.

Mr. Roxendal was appointed director in 2007. He was then President of Gambro AB. Previously, he has served as President and Group Head of Intrum Justitia AB and as an executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services. He is chairman of the board of mySafety Group AB, Swedish Export Credits Guarantee Board (EKN), Flexenclosure AB and Roxtra AB and a director of Catella AB.

Mr. Svensson was appointed director in 2011. He is currently the Chief Executive Officer of Teknikföretagen, having previously enjoyed a long and distinguished career at Saab AB, where he served as Chief Executive Officer from 2003 to 2010.  Mr. Svensson also serves as a director of Parker Hannifin Corp., and the Royal Swedish Academy of Engineering Sciences (IVA).

Ms. Walder was appointed director in May 2009. She has been a Director at the Ministry of Foreign Affairs since 2009. She has also served as Sweden’s Ambassador to Finland and Singapore. Between 2002 and 2006 she was Director at the Ministry for Foreign Affairs within the Asia Department and the Department for EU Internal Market and the Promotion of Sweden and Swedish Trade.

Executive Officers

Mr. Yngwe has been President and Chief Executive Officer since April 1997. Prior to that he was the Chief Financial Officer of the Parent Company (beginning in March 1991) and, prior to that the Treasurer of the Parent Company (beginning in 1988). He joined the Parent Company in 1984 and served in various capacities in the Finance Department of the Group prior to becoming the Group’s Treasurer.

Ms. Lundgren Ericsson has been Deputy Chief Operating Officer since January 2011, Executive Director since April 2005 and has served as Chief Executive Officer, AB SEK Securities, since 2002. Previously she served as SEK’s Head of Legal and Transaction Management, beginning in 1993.

Mr. Jedefors has been Executive Director, Chief Risk Officer since September 2, 2011. Prior to that, he held executive positions between 2000 and 2011 within the European Investment Bank’s Credit department and served as Director General of the bank’s Risk Management Directorate. Prior to the positions within the European Investment Bank, Mr. Jedefors served at the World Bank in Washington D.C. as Program Manager for the support of the restructuring of the South Korean financial sector between 1999 and 2000, held various executive positions at Skandinaviska Enskilda Banken (SEB) between 1981 and 1999 and, prior to that, as a Senior Manager within McKinsey & Company in Stockholm and Copenhagen between 1977 and 1981.

Ms. Rusanen has been Executive Director, Chief Human Resources Officer since 2005. Prior to that, she served as Human Resource Manager at Ericsson, beginning in 1997.

Ms. Rystedt has been Executive Director, Chief Administrative Officer since March 2009. Prior to that, she served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 to 2005, she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Mr. Söderlund has been Executive Director, Chief Corporate Governance Officer since January 2011. Previously he was Executive Director of Risk & Planning since April 2009. Prior to that, he served as Executive Director, Risk & IT from January 2007 and Executive Director, Strategic Analysis & Planning, from December 1999, and, prior to that, he was Executive Director of Risk & Credit Management, beginning in January 1998. He was the Controller of the Group from 1988 to 1997.

Mr. Åkerlind has been Executive Director, Chief Operating Officer since January 2011. Previously he was Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in September 2000. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

B                             Compensation of Directors and Officers

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2013 was Skr 19.3 million (2012: Skr 19.3 million; 2011: Skr 24.5 million), all of which was in the form of salaries in the case of executive officers, and in the case of directors consisted of fees. In addition, severance pay of Skr 8.4 million including payroll taxes have been reserved as of December 31, 2013. The employees of the Group, including its executive officers, are covered by various national social service programs to which the Group contributes. The Group also maintains a pension plan with an insurance company to which the Group contributed approximately Skr 5.9 million in 2013 (2012: Skr 7.9 million; 2011: Skr 7.9 million) on behalf of all executive officers as a group. See more information in Note 5 to the Consolidated Financial Statements.

The total amount of the pension obligations related to executive officers (including those listed above), charged to results and reported as a provision, was Skr 12.8 million at December 31, 2013 (year-end 2012: Skr 12.9 million; year-end 2011: Skr 13.3 million).

In 2013, the Chairman of the Board of Directors received Skr 0.5 million (2012: 0.4 million; 2011: Skr 0.3 million); and each other director received between Skr 0.0 million and Skr 0.3 million (2012 and 2011: between Skr 0.0 million and Skr 0.2 million) in remuneration. Since April 29, 2010, remuneration is not paid from the company to the representatives on the Board who are employed by the owner, the Swedish State.

The President and Chief Executive Officer’s remuneration and other benefits in 2013 totaled Skr 4.3 million (2012: Skr 4.3 million; 2011: Skr 4.3 million). The President did not receive any variable compensation. The President and Chief Executive Officer’s retirement age is 65.

Peter Yngwe will leave his position as President as of April 28, 2014 at the time of SEK´s Annual General Meeting in accordance with the Board of Directors’ decision. Peter Yngwe will receive a severance pay in accordance with state guidelines for senior executives, corresponding to 18 months’ salary. Severance pay will be paid monthly and a deduction is made in the event of other income. The full cost, including payroll taxes, was expensed during 2013 and the provision amounted to Skr 8.4 million.

Catrin Fransson will start her employment with SEK on April 1, 2014 for her introduction to SEK. She will assume her position as President in conjunction with SEK’s Annual General Meeting on April 28, 2014. Catrin Fransson’s terms of employment follow state guidelines for senior executives.

Remuneration to other executive officers of the Parent Company in 2013 totaled Skr 13.6 million (2012: Skr 13.7 million; 2011: Skr 19.2 million), of which Skr 0.0 million (2012: Skr 0.0 million; 2011: Skr 0.0 million) represented variable remuneration. Certain key executive officers of the Parent Company (including those listed above) have employment contracts providing for certain compensation during a period of, at the most, 18 months’ salary, in the event such contracts are terminated by the Parent Company, subject to deduction for any salary received in new employment. None of the directors have contracts with SEK providing for benefits upon termination of service.

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

In addition, the Board is responsible for a well thought-out and firmly established policy and strategy for dealing with respect for the environment, social responsibility, human rights, corruption, equal opportunities and diversity.

The Chairman of the Board leads the work of the Board of Directors and is responsible for ensuring that the other members of the Board are provided with the necessary information.

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board of Directors conform to applicable legislation and the rules of procedure of the Board of Directors. The Board performs an annual assessment of the performance by the Board itself and by the management. Auditors are invited to participate in meetings of the Board at least once a year. The auditors appointed by the Annual General Meeting and by the Swedish National Audit Office have attended several of the Board’s meetings. Prior to April 2011, SEK’s general counsel acted as secretary to the Board of Directors. Since then, the Executive Director, Head of Strategic Analysis, has acted as secretary to the Board of Directors.

The Board has established a credit committee (the body that deals with credit-related matters), a finance committee (the body that deals with other financial matters besides those relating to credits), an audit committee (the body that deals with the company’s financial reporting, internal control, etc.) and a remuneration committee (the body that deals with certain remuneration matters). Besides the Board committees and the work for which the Chairman is responsible, work is not divided within the Board of Directors.

Appointing the Board of Directors and Auditors

For companies wholly owned by the State a nominating procedure is applied that replaces the rules for nominating members of the Board of Directors and auditors as per the Swedish Corporate Governance Code (the Code) (www.bolagsstyrning.se). The nominating procedure for members of the Board of Directors is run and coordinated by the unit for company analysis and corporate governance for state ownership within the Swedish Ministry of Finance. A work group analyzes the skills requirements based on the composition of the Board of Directors as well as the operations, situation and future challenges of the company. Thereafter any recruitment needs are established and the recruitment process starts. The choice of directors is derived from a broad recruitment base. When the procedure is complete, the nominations will be disclosed publicly as per the stipulations of the Code. The Board should, according to the articles of association, consist of no less than six members and no more than nine members.

In April 2013, Ernst & Young AB were appointed as external auditors, with Erik Åström as the principally responsible auditor, by the Annual General Meeting for a period of one year.

Review of Board Activities

The Board of Directors met on 11 occasions in 2013. In addition to this, the Board of Directors held both a special strategy seminar and a training seminar, which were mainly focused on new regulations. During 2013 the Board of Directors recruited a new President who will take up the position as of the 2014 General Annual Meeting. The meetings of the Board have discussed such matters as business activities including sustainability issues, annual and interim reports and related reports, operational targets, the business plan, the internal capital adequacy assessment process (ICAAP), the budget, organizational and staffing issues, the employee survey and evaluation of the work of the Board. The Board has also handled contact with supervisory authorities, mainly the Swedish Financial Supervisory Authority, in relation to various kinds of regulatory matters. Following an invitation by the Board, one of the board meetings was attended by a representative from the Financial Supervisory Authority who informed the Board how the authority conducts its supervision. Furthermore the Board of Directors has made certain specific decisions on loans and fundings which are of principal importance or in any other way essential for the company.

Specific matters handled by the Board during the year are, among others, instructions for handling conflicts of interest, code of conduct and policies for sustainable business, the ongoing suit at Stockholm District Court involving Lehman Brothers Finance AG (in liquidation), Schweiz, projects related to new regulations, development of methods and measures of market risk, follow-ups of dialogue with the Swedish Financial Supervisory Authority, a new way to promote smaller exporters’ involvement through staggered deliveries to larger projects, the introduction of SEK’s Export Credit Trends Survey and media coverage. Furthermore, the Chairman of the Board maintained the contact with representatives of the Swedish State in order to coordinate with the owner on their views regarding certain key decisions. On one occasion the entire Board participated in this dialogue with the State’s representatives. The main issue discussed on this occasion was the potential impact on the company’s corporate governance from new regulations.

While examining the annual and interim accounts the company’s external auditors participated in 6 meetings of the Board of Directors and reported to and conducted a dialogue with the Board about their observations arising from the scrutiny and assessment of SEK’s operations, as well as correspondence with supervisory authorities on accounting matters. The Board of Directors is required to hold a meeting with the company auditors at least once a year without the attendance of the President or any other member of the executive management. An auditor elected by the National Audit Office attended two Board meetings in 2013.

Committees

The following is a description of the Parent Company’s committees on which members of the Board of Directors participate as committee members. Each committee acts pursuant to authority delegated from the Board of Directors in accordance with Swedish law and the procedural rules of the Board of Directors. The Board of Directors reviews the minutes of the meetings of, and the actions taken by, each of such committees. During 2013, the Board’s Credit Committee, Finance Committee, Remuneration Committee and Audit Committee met on 15, 6, 8 and 6 occasions, respectively. The Board has an annual process of establishing instructions for all of its committees. At Board meetings, minutes from all committee meetings are reported by their respective chairperson.

Credit Committee

The Credit Committee handles matters relating to credits and credit decisions. The Board of Directors has drawn up a credit policy for the Credit Committee. At the request of the Board, the committee has issued a credit instruction that has been reported to the Board. Decision-making rights regarding credits follow an order of delegation established by the Board of Directors. The Board has appointed the following four members to the Credit Committee: Jan Belfrage (Chairman), Lars Linder-Aronson, Ulla Nilsson and Eva Walder. Executive management, including the President and Chief Operating Officer, Chief Risk Officer and the Chief Corporate Governance Officer attended the committee’s meetings. The Head of Customer Relations Management has attended since May. Account managers and credit analysts have reported to committee meetings on certain issues. The Chief Corporate Governance Officer has acted as secretary to the committee. During the year, extra emphasis was placed on ensuring that sustainability issues are treated as an integral part of credit assessment. Furthermore, a new way to promote smaller exporters’ involvement in staggered deliveries to major projects was examined by the committee.

Finance Committee

The Finance Committee handles overall questions regarding the company’s long-term and short-term borrowing, liquidity management, risk measurement and risk limits, and matters relating to policy or quality assurance. The Finance Committee is empowered to decide on interest rate limits and currency risk limits and limits for other kinds of market risks as well as approval of models for valuation of financial instruments. The Board of Directors has established a Capital Policy and a Finance Policy. The committee has, among other things issued a Financing Strategy and a Finance Instruction. The Board has appointed the following four members to the Finance Committee: Lars Linder-Aronson (Chairman), Cecilia Ardström, Ulla Nilsson and Jan Roxendal. Executive management, including the President and the Chief Operating Officer attended the committee’s meetings. The Head of Risk Control, Head of Treasury, Head of Quantitative Analytics and specialists from various functions within the company have reported to the committee. The Chief Corporate Governance Officer has acted as secretary to the committee. Significant issues handled by the Committee during 2013 include the continual follow-up of projects to improve methods for calculating certain market risks and the effects and management of different types of market risks, especially those that generate unrealized changes in the market value of assets and liabilities. The Finance Committee has also handled issues that deal with the establishment of new types of limits, such as credit spread risk on SEK’s own debt, currency spread risk, and an aggregated risk measure. The committee has also addressed matters such as the company’s credit rating, risk appetite, the implications of new regulations on capital requirements, capital needs, counterparty exposures, the company’s liquidity placement strategy, the impact of forthcoming requirements for central clearing of OTC contracts, a review of valuation models, and processes for validating market data and in GIIPS-countries (Greece, Ireland, Italy, Portugal and Spain).

Remuneration Committee

The Remuneration Committee handles matters relating to salaries, terms of employment and other benefits for the President and the executive management and overall issues relating to salaries, pension and other benefits. The Board of Directors has established a Remuneration policy. The Board has appointed the following three members to the Remuneration Committee: Lars Linder-Aronson (chairman), Lotta Mellström and Åke Svensson. The President participated in meetings of the committee in matters that did not relate to the President’s terms and conditions of employment. SEK’s Human Resources Director participated in the committee’s meetings. The Chief Corporate Governance Officer has acted as secretary to the committee.

The Remuneration Committee has prepared proposals on salaries for the other persons in control-related positions for which the Board determines the terms of remuneration. The committee also prepared proposals for the terms and outcomes of the company’s general incentive program. Furthermore, the committee evaluates compliance with the Annual General Meeting’s decisions on remuneration. The committee also handled the Board’s evaluation of its own work and that of the President. During the autumn the Remuneration Committee was actively involved in the process of recruiting a new President.

Audit Committee

The Audit Committee (established in accordance with the Swedish Companies Act) acts as a working committee for matters relating to the company’s financial reporting and corporate governance report (including the Board’s internal audit report) in accordance with the Code. The Audit Committee establishes overall instructions for the company’s auditing work. The Board has appointed the following four members to the committee: Jan Roxendal (Chairman), Cecilia Ardström, Lotta Mellström and Åke Svensson. The executive management, the President and the Administrative Director attended the committee’s meetings. SEK’s Head of Financial Control, the person responsible for SEK’s internal control support function and for monitoring operational risks, representatives from SEK’s internal audit and Head of Compliance reported to the committee. The Chief Corporate Governance Officer acted as secretary to the committee.

All meetings of the committee were attended by the auditor appointed by the Annual General Meeting. The following matters were discussed at the Audit Committee’s meetings with the auditors: the focus and extent of the audit, coordination of internal and external auditing, internal control, critical accounting issues, financial reports submitted by the company and correspondence with supervisory authorities on accounting matters. The internal audit function has reported the results of its work to the Committee on a regular basis.

In 2013 the Audit Committee dealt with questions about plans for an internal and external audit, an evaluation of internal and external auditing, the management’s evaluation of the internal control of financial reporting, the development of operational risks and compliance issues. The Audit Committee also issued instructions regarding services that the company purchases from its auditor. Specific matters dealt with by the Audit Committee during 2013 included new accounting rules, new regulations regarding regulatory reporting and accounting issues concerning matters such as improving the quality of valuations.

D                             Employee Relations

During the course of 2013, the number of employees averaged 243 (2012: 231; 2011: 234), of whom 112 (2012: 109, 2011:108) were female and 131 (2012: 122; 2011: 126) were male. The total number of employees at year-end was 249 (year-end 2012: 235). The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans is in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be good.

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

B                             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• Shareholder, the Swedish State;

• Organizations that are controlled through a common owner, the Swedish State;

• Subsidiaries; and

• Key management personnel.

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN — The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 43.5 percent of the Group’s outstanding loans as of December 31, 2013, were guaranteed by the State (year-end 2012: 44.8 percent). SEK administers, in return for compensation, the State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(d) and Note 29 to the Consolidated Financial Statements.

SEK had  access to a guarantee of Skr 600 million, issued by the owner, the Swedish State, from which SEK had the right to withdraw capital if SEK deemed it necessary to be able to fulfill its obligations. Given that SEK’s owner, the Swedish State, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer to be required and expired on June 30, 2011. See Note 3 to the Consolidated Financial Statements.

On February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion, of which Skr 80.0 billion was for the S-system and Skr 20.0 billion was for SEK, via the Swedish National Debt Office, an action that was approved by the parliament. Further, the parliament authorized the government to sell government guarantees to SEK, on market terms, to cover up to Skr 450 billion of new borrowing during 2009. In 2010, the parliament also authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion (i.e., an upper limit Skr 200 billion lower than that of the guarantees made available during 2009). In December 2012, both the loan facility and the ability to purchase state guarantees were extended for 2013. In December 2013, the Swedish Parliament decided that the credit facility for 2014 would amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish Parliament also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has not yet utilized this option of purchasing state guarantees.

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

Key management personnel include the following persons:

• The Board of Directors;

• The President and CEO; and

• Other members in the Executive Committee.

For information about remuneration and other benefits to key management personnel, see Note 5 to the Consolidated Financial Statements.

See also Note 29 to the Consolidated Financial Statements for further details on related-party transactions.

ITEM 8. FINANCIAL INFORMATION

A                             Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements”.

Legal Proceedings

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK in the Stockholm District Court. LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc. LBF also claims that SEK was late in paying the amount that SEK calculated as being due. In its lawsuit, LBF is seeking a payment of approximately USD 87 million including purported default interest. SEK has filed responses denying that any amounts are due. A hearing at the Stockholm District Court for the litigation is scheduled to be held in March 2014. SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including as a result of the current lawsuit. However, no guarantees on the outcome of SEK’s dispute with LBF can be given.

Other. There is no other material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

The  Board of Directors resolved on February 22, 2014, to propose at the Annual General Meeting to be held on April 28, 2014 that a dividend in the aggregate amount of Skr 327.0 million (or Skr 81.96 per share) be paid to the sole shareholder, the Swedish State, in relation to financial year 2013.

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

	In relation to respective years
Skr mn	2013	2012	2011
Dividend	327.0	212.6	420.0

For additional details regarding equity, see the Consolidated Statement of Equity.

B                             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2013.

ITEM 9. THE OFFER AND LISTING

A                             Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of SEK’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges. In particular, the 5.125% Global Notes due March 1, 2017, Floating Rate Global Notes due August 14, 2014, 3.25% Global Notes due September 16, 2014, and 1.750% Global Notes due October 2015 are listed on the London Stock Exchange, while SEK’s 2.125% Notes due July 2016, 1.750% Notes due May 30, 2017, Floating Rate Global Notes due August 6, 2015, Floating Rate Global Notes due January 23, 2017, Floating Rate Global Notes due January 2015, 1.125% Notes due April 2018, 0.625% Notes due May 31, 2016, Floating Rate Global Notes due June, 2017, and 0.6285% Notes due September 2015 are listed on the Official List of the Irish Stock Exchange.

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

Purpose

Under Article 3 of the Articles of Association, the Parent Company’s objective is to engage, on commercial grounds, in Swedish and international financing activities in accordance with the Banking and Financing Business Act (2004:297) in order to promote activities of Swedish interest, directly or indirectly related to Swedish export industry including Swedish infrastructure, and further to otherwise strengthen the internationalization and competitiveness of the Swedish industry. The Parent Company’s financing activities include, but are not limited to: (i) borrowing funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments, (ii) granting and intermediating loans, for example in the form of loans secured by charges over real property or claims, (iii) issuing guarantees and assuming similar obligations, and (iv) holding of and trading in securities.

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

Under Swedish law, the president and at least half of the board of directors must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Parent Company’s Articles of Association require one-year terms. A director may, however, serve any number of consecutive terms. Directors elected at a general meeting of the shareholders may be removed from office at another general meeting of the shareholders, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Parent Company’s Articles of Association, one director is elected Chairman of the Board of Directors by resolution of the Board of Directors (unless elected by the shareholders) at the first meeting following its appointment.

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

E                             Swedish Taxation

The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities that are not considered to be Swedish residents for Swedish tax purposes, if not otherwise stated. The summary is based on the laws of the Kingdom of Sweden as currently in effect and is intended to provide general information only. The summary does inter alia not address situations where debt securities are held in an investment savings account (Sw. investeringssparkonto) or the rules regarding reporting obligations for, among others, payers of interest. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of debt securities in their particular circumstances.

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

Swedish withholding tax, or Swedish tax deduction, is not imposed on payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes, except for certain payments of interest (and other returns on debt securities) to a private individual or an estate of a deceased individual with residence in Sweden for Swedish tax purposes (see “Holders resident in Sweden” below).

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

If amounts that are considered to be interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or such legal entity on such payments. Swedish preliminary taxes should normally also be withheld on other returns on debt securities (but not capital gains), if the return is paid out together with such a payment of interest referred to above.

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

G                            Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as operating profit excluding unrealized changes in fair value, and which we refer to herein as “operating profit excluding unrealized changes in fair value”. This is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

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

2013 compared to 2012

Operating profit excluding unrealized changes in fair value amounted to Skr 1,668.6 million in the year ended December 31, 2013, an increase of 1.0 percent as compared to the year ended December 31, 2012 (when operating profit excluding unrealized changes in fair value amounted to Skr 1,652.6 million). Compared to the previous year, operating profit was negatively impacted by lower interest revenues which have been more than offset by increased net result of financial transactions due to repurchase of our subordinated debt, and decreased other expenses due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff. The decrease in net interest revenues was mainly attributable to higher funding costs related to a higher portion of structured borrowing that was redeemed early and replaced with plain vanilla funding.

2012 compared to 2011

Operating profit excluding unrealized changes in fair value amounted to Skr 1,652.6 million in the year ended December 31, 2012, a decrease of 10.6 percent as compared to the year ended December 31, 2011 (when operating profit excluding unrealized changes in fair value amounted to Skr 1,847.6 million). Compared to the previous year, the operating profit was negatively impacted by lower other operating income and increased cost related to the implementation of new regulations, especially those related to Basel III. Operating profit was affected positively by a decrease in new provisions for credit losses compared to the previous year. Operating profit excluding unrealized changes in fair value excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for new regulatory framework for large exposures which came into force on January 1, 2013. The derivatives were replaced with new derivative instruments at market terms, with the result that the gain/loss will be close to zero over the maturity of the hedged item.

Operating profit excluding unrealized changes in fair value

	For the year ended December 31,
Skr mn	2013	2012	2011
Operating profit	1,408.1	824.4	1,889.1
Closed interest rate and currency derivatives in hedge relations (1)	—	-323.5	—
Less changes in fair value related to financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	7,447.7	13,443.6	-14,019.7
Held-for-trading	-7,172.9	-12,967.9	13,971.6
Changes in fair value related to derivatives used for hedge accounting	3,292.0	1,308.2	-2,253.2
Changes in fair value related to available-for-sale securities	-33.5	8.1	43.9
Changes in fair value related to loans and receivables	613.8	-260.6	-415.0
Changes in fair value related to other financial liabilities	-3,874.5	-409.8	2,630.9
Ineffectiveness of cash flow hedges that have been reported in the profit or loss	-12.1	30.1	0.0
Net change — reported as part of “Net results of financial transactions” — see Note 4 to the Consolidated statement of financial position	260.5	1,151.7	-41.5
Operating profit excluding unrealized changes in fair value	1,668.6	1,652.6	1,847.6

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

There are significant limitations associated with the use of operating profit excluding unrealized changes in fair value as compared with operating profit in gauging the performance of our business, including the limitations inherent in our determination fair-value changes are excluded from our operating profit to derive our operating profit excluding unrealized changes in fair value. SEK’s management makes these determinations using established systems and processes and on the basis of the best information available at the time of determination.

Operating profit excluding unrealized changes in fair value represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and related derivatives. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting operating profit excluding unrealized changes in fair value is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis.  As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes). Under IFRS, a derivative is always required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost.  There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities.  Therefore, we believe that operating profit excluding unrealized changes in fair value is a useful alternative statistical measure, in part because it helps us understand our business results under a constant valuation methodology for derivatives and the underlying assets and liabilities they hedge.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A                             Disclosure Controls and Procedures

Management, including our chief executive officer, chief operating officer chief administrative officer and the head of financial control have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2013. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Parent Company’s management, including the chief executive officer, chief financial officer, chief administrative and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the chief executive officer, chief operating officer, chief administrative officer and head of financial control concluded that the Group’s internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2013.

B                             Management’s Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer, Chief Operating Officer and Chief Administrative Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

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

Management, including Chief Executive Officer, Chief Operating Officer and Chief Administrative Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, based on criteria set forth in “Internal Control - Integrated Framework” issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33-8810, “Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting”, issued by the Securities and Exchange Commission. Management concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on these criteria.

C                             Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Ethics is available on our website, www.sek.se.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2013 and 2012, the fees billed from the Parent Company’s independent auditors, Ernst & Young for 2013 and 2012.

Skr mn	2013	2012
Ernst & Young

Audit fee	11.7	14.0
Audit related fee	0.6	0.9
Tax related fee	0.2	0.2
Total	12.5	15.1

In the table above, “Audit fee” comprises the aggregate fees in relation to the audit of consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements, and services provided in connection with issuances of debt. “Audit related fee” comprises fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements. “Tax related fee” comprises fees for professional services rendered by the principal independent auditors for tax compliance and tax advice. No additional fees have been billed by the principal auditors.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board of Directors as a whole comprised the Parent Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934.  In January 2008, the Board of Directors established a separate Audit Committee, which currently has four directors as members. See Item 6 “Directors, Senior Management and Employees —Board Practicies —Committees - Audit Committee”. Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole shareholder, the Swedish State is an affiliate of the Parent Company.  However, no member of the Board of Directors is an executive officer of the Parent Company.  Thus, although no member of the Board of Directors or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3 (b) (1) (ii) (B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board of Directors and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b) (1) (iv) (E). The Parent Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Audit Committee to act independently and to satisfy its duties.

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

2.5         Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333-178202) dated December 15, 2008 and incorporated herein by reference).

2.6         Fiscal Agency Agreement dated April 4, 2013 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed Exhibit 2.6 to the Company’s Annual Report on Form 20-F (No.001-08382) for the year ended December 31, 2012 filed by the Company on February 27, 2013 and incorporated herein by reference).

2.7         Deed of Covenant dated April 4, 2013 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

To the Board of Directors and Shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of financial position of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Svensk Exportkredit at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young AB

Stockholm, Sweden

February 24, 2014

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Skr mn	Note	2013	2012(4)	2011(4)
Interest revenues		4,157.6	5,406.9	5,866.3
Interest expenses		-2,602.8	-3,527.0	-3,995.5
Net interest revenues	2	1,554.8	1,879.9	1,870.8
Commissions earned	3	8.7	11.1	12.3
Commissions incurred	3	-13.8	-10.9	-14.9
Net results of financial transactions	4	408.4	-507.7	523.4
Other operating income	7	0.0	19.9	108.8
Operating income		1,958.1	1,392.3	2,500.4
Personnel expenses	5	-290.1	-292.2	-282.8
Other expenses	6	-185.4	-232.8	-203.1
Depreciations and amortizations of non-financial assets	7	-35.8	-19.5	-14.5
Net credit losses	9	-38.7	-23.4	-110.9
Operating profit		1,408.1	824.4	1,889.1

Taxes	10	-318.0	-115.6	-489.6
Net profit for the year (after taxes)(1)		1,090.1	708.8	1,399.5

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities (2)		3.9	7.5	12.1
Derivatives in cash flow hedges (2)		-406.7	168.2	394.7
Tax on items to be reclassified to profit or loss	10	88.6	-20.4	-107.0
Net items to be reclassified to profit or loss		-314.2	155.3	299.8
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		60.8	4.8	-49.0
Tax on items not to be reclassified to profit or loss	10	-13.4	-1.1	12.9
Net items not to be reclassified to profit or loss		47.4	3.7	-36.1
Total other comprehensive income		-266.8	159.0	263.7
Total comprehensive income (1)		823.3	867.8	1,663.2

Skr
Basic and diluted earnings per share(3)	273.2	177.6	350.8

(1) The entire profit is attributable to the shareholder of the Parent Company.

(2) See the Consolidated Statement of changes in equity.

(3) The average number of shares in 2013 amounts to 3,990,000 (year-end 2012: 3,990,000, year-end 2011: 3,990,000).

(4) Adjusted, see Note 1.

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Skr mn	Note	December 31, 2013	Decenber 31, 2012(1)
Assets
Cash and cash equivalents	11,12	8,337.3	2,338.2
Treasuries/government bonds	11,12	4,594.8	5,111.5
Other interest-bearing securities except loans	11,12	64,151.1	77,693.3
Loans in the form of interest-bearing securities	11,12	60,957.7	57,889.8
Loans to credit institutions	9,11,12	24,819.1	22,083.6
Loans to the public	8,9,11,12	125,552.9	115,478.2
Derivatives	14	14,227.9	25,711.2
Property, plant, equipment and intangible assets	7	150.2	150.3
Other assets	16	1,039.3	4,024.5
Prepaid expenses and accrued revenues	17	2,723.6	2,655.0
Total assets		306,553.9	313,135.6

Liabilities and equity
Borrowing from credit institutions	12,18	8,256.1	14,490.3
Borrowing from the public	12,18	59.3	56.9
Senior securities issued	12,18	260,900.4	258,090.1
Derivatives	14	16,788.0	16,421.0
Other liabilities	19	785.5	3,462.3
Accrued expenses and prepaid revenues	20	2,432.8	2,407.6
Deferred tax liabilities	10	682.8	718.9
Provisions	5,21	51.8	96.2
Subordinated securities issued	12,22	1,606.9	3,012.7
Total liabilities		291,563.6	298,756.0

Share capital		3,990.0	3,990.0
Reserves		135.7	449.9
Retained earnings		10,864.6	9,939.7
Total equity	23	14,990.3	14,379.6

Total liabilities and equity		306,553.9	313,135.6

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		6,945.8	2,544.4
Interest-bearing securities:
Subject to lending		160.0	39.8

Contingent assets and liabilities	24	1.0	1.1

Commitments
Committed undisbursed loans	24	20,480.2	25,915.1
Binding offers	24	35,083.0	33,841.2

(1) Adjusted, see Note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Effects of the implementation of IAS 19R	-0.2				-0.2
Adjusted opening balance of equity 2011 after effects of the implementation of IAS 19R	12,569.6	3,990.0	28.5	-33.7	8,584.8
Net profit for the year	1,399.5				1,399.5
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	12.1			12.1
Derivatives in cash flow hedges	546.9		546.9
Reclassified to profit or loss	-152.2		-152.2
Tax on items to be reclassified to profit or loss	-107.0		-103.8	-3.2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-49.0				-49.0
Tax on items not to be reclassified to profit or loss	12.9				12.9
Total other comprehensive income	263.7		290.9	8.9	-36.1
Total comprehensive income	1,663.2		290.9	8.9	1,363.4
Dividend	-301.0				-301.0
Closing balance of equity 2011(1),(3)	13,931.8	3,990.0	319.4	-24.8	9,647.2

Opening balance of equity January 1, 2012	13,931.8	3,990.0	319.4	-24.8	9,647.2
Net profit for the year	708.8				708.8
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	7.5			7.5
Derivatives in cash flow hedges	358.2		358.2
Reclassified to profit or loss	-190.0		-190.0
Tax on items to be reclassified to profit or loss	-20.4		-18.4	-2.0
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	4.8				4.8
Tax on items not to be reclassified to profit or loss	-1.1				-1.1
Total other comprehensive income	159.0		149.8	5.5	3.7
Total comprehensive income	867.8		149.8	5.5	712.5
Dividend	-420.0				-420.0
Closing balance of equity 2012(1),(2),(3)	14,379.6	3,990.0	469.2	-19.3	9,939.7
Opening balance of equity 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit for the year	1,090.1				1,090.1
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	3.9			3.9
Derivatives in cash flow hedges	-127.4		-127.4
Reclassified to profit or loss	-279.3		-279.3
Tax on items to be reclassified to profit or loss	88.6		89.5	-0.9
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60.8				60.8
Tax on items not to be reclassified to profit or loss	-13.4				-13.4
Total other comprehensive income	-266.8		-317.2	3.0	47.4
Total comprehensive income	823.3		-317.2	3.0	1,137.5
Dividend	-212.6				-212.6
Closing balance of equity 2013(1),(2)	14,990.3	3,990.0	152.0	-16.3	10,864.6

(1) The entire equity is attributable to the shareholder of the Parent Company.

(2) See Note 23.

(3) Adjusted, see Note 1.

CONSOLIDATED STATEMENT OF CASH FLOWS

Skr mn	2013	2012(3)	2011(3)
Operating activities
Operating profit (1)	1,408.1	824.4	1,889.1

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	46.5	34.2	110.9
Depreciation	35.8	19.5	14.5
Result on sales of subsidiaries	0.1	0.0	-105.1
Exchange rate differences	-12.0	-3.8	-4.6
Unrealized changes in fair value	260.5	1,151.7	-41.5
Other	-57.8	116.9	36.4
Income tax paid	-270.6	-285.7	-1,187.5
Total adjustments to convert operating profit to cash flow	2.5	1,032.8	-1,176.9

Disbursements of loans	-60,237.4	-50,370.8	-57,673.4
Repayments of loans	41,693.2	48,843.3	41,113.1
Net change in bonds and securities held	12,446.9	-9,469.4	30,975.3
Derivatives relating to loans	148.1	36.7	70.6
Other changes - net	631.7	-453.6	-66.0
Cash flow from operating activities	-3,906.9	-9,556.6	15,131.8

Investing activities
Capital expenditures	-35.3	-41.7	139.1
Cash flow from investing activities	-35.3	-41.7	139.1

Financing activities
Proceeds from issuance of short-term senior debt	12,837.5	11,842.7	3,403.6
Proceeds from issuance of long-term debt	98,238.1	43,156.5	46,249.5
Repayments of debt	-59,829.6	-27,141.6	-37,565.7
Repurchase and early redemption of own long-term debt	-44,841.8	-22,694.4	-36,522.6
Derivatives relating to debts	3,768.0	3,440.9	4,415.3
Dividend paid	-212.6	-420.0	-301.0
Cash flow from financing activities	9,959.6	8,184.1	-20,320.9

Net cash flow for the year	6,017.4	-1,414.2	-5,050.0
Exchange rate differences on cash and cash equivalents	-18.3	2.8	1.6
Cash and cash equivalents at beginning of year	2,338.2	3,749.6	8,798.0
Cash and cash equivalents at end of year (2)	8,337.3	2,338.2	3,749.6

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

	Consolidated Group
Skr mn	2013	2012(3)	2011(3)
Interest payments received	4,088.6	6,492.2	6,090.2
Interest expenses paid	2,527.4	4,477.3	4,178.2

(2) Cash and cash equivalents:

	Consolidated Group
Skr mn	2013	2012(3)	2011(3)
Cash at banks	418.2	148.2	231.8
Cash equivalents	7,919.1	2,190.0	3,517.8
Total cash and cash equivalents	8,337.3	2,338.2	3,749.6

Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date. See Note 11.

(3) Some comparative figures have been adjusted to ensure comparability between years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is a company domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61—63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2013 encompasses SEK and its wholly owned subsidiaries AB SEK Securities and Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (“the Subsidiaries”). These are together referred to as the “Consolidated Group” or “the Group”. During the year, the wholly owned subsidiaries SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB and SEK Exportlånet AB have been sold.

AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. Venantius AB is no longer engaged in any active business.

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

The consolidated financial statements were approved for issuance by SEK’s Board of Directors (the Board of Directors) on February 19, 2014. The Group’s statements of comprehensive income and financial position are subject to approval by SEK’s shareholder, at the annual general meeting to be held on April 28, 2014.

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
(l) Earnings per share
(m) Statement of Cash Flows
(n) Critical accounting policies, assumptions and estimates

(a) Changes to accounting policies and disclosure requirements and standards not yet adopted

The accounting policies, in all material aspects, are unchanged in comparison with the financial statements included in SEK’s 2012 Annual Report on Form 20-F, except for the adoption of new and amended standards and interpretations effective as of January 1, 2013, the presentation of interests relating to derivative contracts as interest income and interest expense, and the presentation of currency effects on the reserve for impairment of financial assets. The nature to the changes on the accounting policies, methods of computation and presentation of the Consolidated Group and the consequential restatement of earlier periods are described below. In addition to the above changes, certain amounts reported in prior periods have been reclassified to conform to the current presentation.

The Group has adopted the following amendments to standards and interpretations from IASB as from January 1, 2013:

IAS 1 Presentation of Financial Statements: amendments to presentation of items of other comprehensive income. The amendment changes the grouping of items presented in other comprehensive income. Items to be reclassified to profit or loss are presented separately from items not to be reclassified to profit or loss. The amendment affects presentation only and has no impact on SEK’s financial position or performance.

IAS 19R Employee Benefits. The IASB has amended IAS 19. This is mainly related to defined benefit plans. The amendments to IAS 19 remove the option to defer the recognition of actuarial gains and losses, i.e. the corridor mechanism. The impact on SEK is as follows: SEK is no longer applying the corridor approach and is instead recognizing all actuarial gains and losses under other comprehensive income as they occur, all past service costs are recognized immediately, and interest cost on pension obligations and expected, return on plan assets are replaced by a net interest amount that is calculated by applying the discount rate for the pension obligations to the net defined benefit liability (asset). The initial effect was reported against retained earnings as of January 1, 2011 and subsequent changes are reported in personnel expenses and other comprehensive income. As the amendment has not had any material impact on the statement of financial position, no full statement of financial position is presented as of January 1, 2011. The amendment has not had any material impact on personnel expenses for 2011 or 2012, and the comparative figures are therefore not adjusted for personnel expenses. Additionally, in 2013 the amendment has not had any material impact on personnel expenses. For adjusted comparative figures regarding other comprehensive income and consolidated statement of financial position, see the tables below.

Consolidated Statement of Comprehensive Income

Skr mn	Jan-Dec, 2012		Jan-Dec, 2011
	As previously reported	As adjusted	As previously reported	As adjusted
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		4.8		-49.0
Tax on items not to be reclassified to profit or loss		-1.1		12.9
Net items not to be reclassified to profit or loss		3.7		-36.1
Total other comprehensive income	155.3	159.0	299.8	263.7

Total comprehensive income	864.1	867.8	1,699.3	1,663.2

Consolidated Statement of Financial Position

	December 31, 2012		December 31, 2011
Skr mn	As previously reported	As adjusted	As previously reported	As adjusted
Liabilities and equity
Deferred tax liabilities	728.1	718.9	811.6	801.4
Provisions	54.4	96.2	49.6	96.1
Total liabilities	298,723.4	298,756.0	305,733.8	305,770.1

Retained earnings	9,972.3	9,939.7	9,683.5	9,647.2
Total equity	14,412.2	14,379.6	13,968.1	13,931.8

Total liabilities and equity	313,135.6	313,135.6	319,701.9	319,701.9

At January 1, 2011 the impact on total equity was Skr -0.2 million.

IFRS 7 Financial Instruments: Disclosures. This amendment requires additional disclosure of financial assets and liabilities that are offset in Consolidated Statement of Financial Position or is subject to legal set-off rights or similar agreements. The amendment means increased disclosure requirements for SEK, see Note 14 Derivatives.

IFRS 13 Fair value measurement. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across standards within IFRS. The requirements do not extend the use of fair-value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The new standard has not had a material impact on SEK’s financial statements except for additional disclosure requirements; see Note 13 Financial assets and liabilities at fair value.

Interest income and interest expense. Interest related to derivative contracts was previously presented as interest income or interest expense depending on whether the contracts’ net interest was positive or negative. As of the first quarter 2013, interest for derivatives used to hedge funding, in hedge accounting or economic hedges is presented as interest expense, regardless of whether the contracts’ net interest is positive or negative. Interest for derivatives used to hedge assets, in hedge accounting or economic hedges, is presented as interest income, regardless of whether the contracts’ net interest is positive or negative. The aim is to better illustrate the actual interest expense for funding after taking hedges into account. Comparative figures have been adjusted; see the table Changed presentation of interest related in derivative contracts below.

The change has a negative impact on Interest revenues and Interest expenses but no impact on Net interest revenues.

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2012		Jan-Dec, 2011
Skr mn	As previously reported	As adjusted	As previously reported	As adjusted
Interest revenues	10,352.3	5,406.9	10,223.0	5,866.3
Interest expenses	-8,472.4	-3,527.0	-8,352.2	-3,995.5
Net interest revenues	1,879.9	1,879.9	1,870.8	1,870.8

Reserve for impairment of financial assets. Currency effects on reserve for impairment of financial assets from the first quarter 2013 are presented as Net result of financial transactions. Previously the currency effects were presented together with the impairment as Net credit losses. Earlier periods have not been adjusted, as the impact is not material.

Other regulatory changes, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities and the revised IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, have not had a material impact on SEK’s financial statements.

The following new standards and changes in standards and interpretations not yet adopted are considered to be relevant to SEK:

IFRS 9 Financial Instruments. In 2009, IASB issued a new standard for financial instruments introducing new requirements for the classification and measurement of financial asset IFRS 9 (2009). IFRS 9 (2010) introduces additions relating to financial liabilities. IFRS 9 (2013) introduces new requirements for hedge accounting. This standard is part of a complete overhaul of the existing IAS 39 standard: it reduces the number of valuation categories for financial assets, leaving the number of categories of financial liabilities unamended, implements new rules for how changes in own credit spread should be recorded when own debt is measured at fair value and changes requirements regarding hedge accounting. The standard will be supplemented by rules on impairment of financial instruments and limited amendments to the classification and measurement of financial assets. The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized.  Early application is permitted, although not yet for publicly listed companies within the EU.  SEK has started the process of evaluating the potential effect of this standard but is awaiting the final standard before the evaluation can be completed.

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

IAS 39 Financial Instruments: Recognition and Measurement. Novation of Derivatives and Continuation of Hedge Accounting.  The objective of the amendments is to provide relief in situations where a derivative which has been designated as a hedging instrument, is novated  from one counterparty to a central counterparty as a consequence of laws or regulations. Such a relief means that the hedged accounting can continue irrespective of the novation which, without the amendment, would not be permitted.  The amendment will facilitate the administration of hedge accounting when OTC derivatives are novated from the original counterparty to the central counterparty in order to effect clearing.  The amendment must be applied for annual periods beginning on or after January 1, 2014.

IFRIC 21 Levies. A levy is defined as an outflow of resources charged to the Company by the State or equivalent bodies through laws and regulations, such as the stability fee. Income taxes and other charges covered by other standards are exempt, as well as fines and other penalties. The interpretation states that the debt should be recognized when the company has an obligation to pay the levy as a result of a past event. SEK’s assessment is that the interpretation will not affect the financial statements to any significant degree.

The interpretation must be applied for annual periods beginning 1 January 2014.

There are no other IFRS or IFRIC  interpretations that are not yet applicable that would be expected to have a material impact on the group.

(b) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has power over the company and is exposed to variable returns. The consolidated financial statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

At the time of acquisition of a company, the assets and liabilities in the acquired company are recognized at fair value. The difference between the acquisition value of the shares in the company and the identifiable net assets in the company is recorded as goodwill. The fair value of assets and liabilities in the acquired company is determined by management, in part by taking account of independent valuation. In cases where the shares have been acquired without any exchange of cash remuneration, the fair value of the shares in the acquired company is also determined by management, in part by taking account of independent valuation.

(c) Segment reporting

Segment information is presented from a management perspective and segments are identified based on internal reporting to the Executive Officers who serve as the chief operating decision maker. SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows the information reported to the executive management. Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated under an allocation formula according to internal policies which management believes provide an equitable allocation to the segments.

(d) Recognition of operating income and expenses

(i) Net interest income

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. The reporting of all interest income and interest expenses is made on a gross basis, with the exception of interest income and interest expenses related to derivative instruments, which are reported on a net basis. Interest for derivatives used to hedge funding, in hedge accounting or economic hedges, is presented as interest expense, regardless of whether the contracts’ net interest is positive or negative. Interest for derivatives used to hedge assets, in hedge accounting or economic hedges, is presented as interest income, regardless of whether the contracts’ net interest is positive or negative. Interest income and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expenses that are a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation. Charges considered as an integrated part of the effective interest rate for a financial instrument are included in the effective interest rate (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability.

The state-supported system (“S-system”). SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income. SEK administers, in return for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). Pursuant to the instruction from the State, the State reimburses SEK for all interest differentials, financing costs and net foreign exchange losses under the S-system. SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. Accordingly, interest income, interest expense and other costs settled with the State are not accounted for in SEK’s statement of comprehensive income. The State’s settlements are made on a quarterly basis. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets. Assets and liabilities related to the S-system are included in the statement of financial position as SEK bears the credit risk for the lending and acts as contractor for lending and funding.

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

(iii) Net result of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the statement of financial position, except when fair-value changes are recorded in other comprehensive income. Gains and losses comprise gains and losses related to currency exchange effects, interest rate changes, changes in credit spreads on SEK’s own debt, changes in basis-spreads and changes in the creditworthiness of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks in fair-value hedges and inefficiency in cash flow hedges. Interest differential compensation on early repayment of fixed interest rate loans is recognized directly under “Net results of financial transactions”. The compensation is equal to the fair-value adjustment arising from changes in applicable interest rates.

(e) Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated into the functional currency (Swedish krona) at the exchange rates applicable on the last day of each relevant reporting period. Revenues and costs in foreign currencies are translated into Swedish kronor at the current exchange rate as of the respective date of accrual. Any changes in the exchange rates between the relevant currencies and the Swedish krona relating to the period between the date of accrual and the date of settlement are reported as currency exchange effects. Currency exchange effects are included as one component of “Net results of financial transactions”.

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

Loans and receivables. With regard to financial assets, the category of loans and receivables constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for acquired securities that are not quoted on an active market. From December 1, 2012 the category is prospectively used only for loans and loans in the form of interest bearing securities. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. When one, or multiple, derivatives are used to hedge a currency and/or interest rate exposure relating to a loan or receivable, fair-value hedge accounting is applied. Furthermore, cash flow hedge accounting is applied for certain transactions classified as loans and receivables, such as when SEK wishes to hedge against variability in the cash flow from these assets.

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

Financial liabilities at fair value through profit or loss. There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss; and liabilities held-for-trading. Senior securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting.

Other financial liabilities. All senior securities issued by SEK other than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized cost, using the effective interest rate method. Where one or more derivative is hedging currency, interest rate, and/or other exposures, fair-value hedge accounting is applied. Subordinated debt is classified within other financial liabilities and is subject to fair-value hedge accounting. When applying fair-value hedge accounting on subordinated debt, hedging of the subordinated debt is made for the time period corresponding to the derivative’s time to maturity.

(v) Presentation of certain financial instruments in the statement of financial position

The presentation of financial instruments in the statement of financial position differs in certain respects from the categorization of financial instruments made for valuation purposes. Loans in the form of interest-bearing securities comprise loans granted to customers that are contractually documented in the form of interest-bearing securities, as opposed to bilateral loan agreements, which are classified in the statement of financial position either as loans to credit institutions or loans to the public. All other financial assets, which are not classified in the statement of financial position as loans in the form of interest-bearing securities, are classified as either cash and cash equivalents, treasuries/government bonds or other interest-bearing securities except loans.

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

Embedded derivatives. In the ordinary course of its business, SEK issues or acquires financial assets or liabilities that contain embedded derivatives. When financial assets or financial liabilities contain embedded derivatives the entire instrument  is irrevocably classified as financial assets or financial liabilities measured at fair value through profit or loss, and thus does not separate the embedded derivatives.

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

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading “Commitments” below the statement of financial position, are measured as the undiscounted future cash flow concerning loan payments related to loans committed but not yet disbursed at the period end date, as well as binding offers.

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

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives hedge interest rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest rate risk). The hedging instrument may consist of one or several derivatives exchanging fixed interest for floating interest in the same currency (interest rate derivatives) or one or several instruments exchanging fixed interest in one currency for floating interest in another currency (interest and currency derivatives) in which case the currency risk is a part of the fair value hedge.

If a fair-value hedge relationship no longer fulfills the requirements for hedge accounting, the hedged item ceases to be measured at fair value and is measured at amortized cost, and the previously recorded fair-value changes for the hedged item are amortized over the remaining maturity of the previously hedged item.

Cash flow hedge accounting. Cash flow hedge accounting is used for transactions in which one or several derivatives hedge risk for variability in the cash flows from a floating-rate financial asset or liability. When hedging cash flows, the hedged asset or liability is measured at amortized cost and changes in fair value in the hedging instrument are reported in other comprehensive income. When the hedged cash flow is reported in operating profit, the fair-value changes in the hedging instrument are reclassified from other comprehensive income to operating profit. SEK defines the risk hedged in a cash flow hedge as the risk of variability of cash flows with regard to a chosen reference rate (referred to as cash flow risk). The hedging instrument may consist of one or several derivatives exchanging floating interest for fixed interest in the same currency (interest rate derivatives) or one or several instruments exchanging floating interest in one currency for fixed interest in another currency (interest and currency derivatives).

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

Fair-value measurements are categorized using a fair-value hierarchy. The financial instruments carried at fair value in the statement of financial position have been categorized under the three levels of the fair-value hierarchy according to IFRS that reflect the significance of inputs. The categorization of these instruments is based on the lowest level input that is significant to the fair-value measurement in its entirety.

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

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred.

For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

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

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•                                historically observed market data. One example is when there are no observable market data as of that day’s date, the previous day’s market data is used in the valuation,

•                                similar observable market data. One example is if there are no observable market prices for a bond it can be valued through a credit curve based on observable prices on instruments with the same credit risk.

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

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated so that the “Black-Scholes model” recreates observable prices. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and a thorough validation of market data is exercised quarterly in connection with the financial reporting.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data such as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities.

Fair value adjustments are applied by SEK when there are additional factors that market participants take into account  and that are not captured by the valuation model. Management assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and non-observable parameters, where relevant.

The Board’s Finance Committee has delegated the relevant responsibilities to SEK’s Executive Committee’s Asset and Liability Committee, which therefore acts as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval (or change to) of the valuation model.  Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in reasonableness assessments.

(ix) Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to credit risk (own or counterparty) is based on publicly quoted prices on credit default swaps of the counterparty or SEK, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. The entire hybrid debt instruments are irrevocably classified as financial liabilities measured at fair value through profit or loss, and thus do not separate the embedded derivatives. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumption were used, or if assumptions changed, this could produce other valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

(x) Impairment of financial assets

SEK monitors loans and receivables and other assets for impairment as described below. Loans and other financial assets are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses. Provisions for incurred impairment losses, mainly in the category loans and receivables, are recorded if and when SEK determines it is probable that the counterparty to a loan or another financial asset held by SEK, along with existing guarantees and collateral, will fail to cover SEK’s full claim. Such determinations are made for each individual loan or other financial asset. Objective evidence consists of the issuer or debtor suffering significant financial difficulties, outstanding or delayed payments or other observable facts which suggest a measurable decrease in expected future cash flow. If there is objective evidence that an impairment loss on a loan or other financial asset has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted to the relevant period end date at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss.

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

Recoveries are recorded only if there is virtual certainty of collection, such as in the aftermath of a bankruptcy proceeding when the payment due to be paid to SEK has been finally determined by a court of competent jurisdiction

When a loan is classified as impaired, is past due or is otherwise non-performing, the interest is accounted for in the same manner as the principal amount. Thus, the interest related to any portion of a loan that is expected to be repaid in the future is recorded in earnings, discounted at the original effective interest rate, while the interest related to any portion of a loan that is not expected to be collected in accordance with the relevant loan agreement will not be recorded in earnings.

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

The cost for defined benefit plans is calculated using the “projected unit credit method”, which distributes the cost of a plan over a covered employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation, and changes in mortality rates. The discount rate used is the equivalent of the interest rate for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptions may result in actuarial gains or losses affecting the fair value of plan obligations. These actuarial gains and losses are reported together with the difference between actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains / losses from changes in plans, and the interest net of pension assets and liabilities are recognized in the profit or loss.

The companies of the Group participate in various public pension plans covering all employees. Defined benefit accounting should also be applied for public pension plans, provided that sufficient information is available to enable the company to calculate its proportional share of the defined benefit liabilities, assets and costs associated with the plan. The future costs of the plans may change accordingly if the underlying assumptions of the plans change. In addition to this, there are individual pension solutions for two former employees that are being disbursed. These have been accounted for in the same way as the company’s other pension obligations.

(j) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: reserve for fair-value changes in respect of available-for-sale securities (fair value reserve) and reserve for fair-value changes in respect of derivatives in cash flow hedges (hedge reserve).

(k) Income tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 22.0 percent (2012: 26.3 percent, 2011:26.3 percent). Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in the income statement or through other comprehensive income.

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

•                                Provisions for probable credit losses,

•                                Estimates of fair values when quoted market prices are not available,

•                                Valuation of derivatives without observable market prices

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as currency exchange effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 28 for information on SEK’s positions in foreign currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables, SEK makes judgments as to whether these securities are quoted on active markets, based on a number of pre-established factors. SEK has, based on the regulation and guidance in the existing IFRS standards established an operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty, additional qualitative criteria are taken into consideration in accordance with a predefined process. The definition is based on the markets in which SEK invests. If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available-for-sale and carried at fair value, with changes in value after tax reported under other comprehensive income. From December 1, 2012, all new interest bearing securities acquired as SEK’s liquidity placements are classified as assets available-for-sale. See Note 12 for information on SEK’s classification of financial assets and liabilities.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated through the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. The majority of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Other pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. See Note 28 for disclosure of change in value of assets and liabilities if the market interest rate rises or falls by one percentage point and Note 13 for disclosure of change in value of assets and liabilities if non-observable parameters are changed.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 25 and Note 1(d)(i).

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2013 by Skr 70—80 million (2012: Skr 70—80 million; 2011: Skr 60-70 million) and equity by Skr 55—65 million (2012: Skr 50—60 million; 2011: Skr 40-50 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

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

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2013 by approximately Skr 5-15 million (2012: Skr 10—20 million; 2011: Skr 20-30 million) and equity, at such date, by approximately Skr 110-120 million (2012: Skr 40—50 million; 2011: Skr 30-40 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2013 by approximately Skr 200-300 million (2012: Skr 250—350 million; 2011:  Skr 300-400 million) and equity, at such date, by approximately Skr 150-250 million (2012: Skr 200-300 million; 2011: SKr 200-300 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives with corresponding structures in order to obtain effective economic hedges. The entire hybrid debt instruments are classified as financial liabilities measured at fair value. As there mostly are no market quotes for this group of transactions, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumption were used, or if assumptions changed, this could produce  other valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

If these assumptions were to be changed, this could result in a material change in the fair value of these instruments. For further information see Note 13 table Sensitivity analysis - level 3 assets and liabilities.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products, in which the fair value of certain embedded derivatives (though not bifurcated) sometimes requires sophisticated models in order to value these instruments. If the assumptions used in these models were to change, this could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges), a potential material effect on profit or loss or equity would result only if there were changes in the credit spreads or basis spread.

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e. the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good creditworthiness. Moreover, SEK endeavors to enter into ISDA Master Agreements with Credit Support Annexes with its counterparties. This means that the highest allowed risk level is established in advance, regardless of what changes in market value may occur. Derivatives are valued at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. SEK uses a model to adjust the fair value of the net exposure for changes in SEK’s or the counterparty’s creditworthiness. The models use directly observable market parameters if such are available.

Note 2.  Net interest revenues

	Consolidated Group
Skr mn	2013	2012	2011
Interest revenues were related to:
Loans to credit institutions	741.6	993.8	1,197.3
Loans to the public	3,253.0	3,736.6	3,679.2
Interest-bearing securities	643.0	1,259.7	1,950.0
Impaired financial assets	1.0	3.2	3.1
Derivatives	-481.0	-586.4	-963.3
Total interest revenues	4,157.6	5,406.9	5,866.3
Total interest expenses	-2,602.8	-3,527.0	-3,995.5
Net interest revenues	1,554.8	1,879.9	1,870.8

	Consolidated Group
Skr mn	2013	2012	2011
Interest revenues were related to:
Financial assets available-for-sale	184.3	143.2	211.9
Financial assets at fair value through profit or loss	26.5	60.9	33.3
Derivatives used for hedge accounting	-205.0	-372.5	-588.2
Loans and receivables	4,151.8	5,575.3	6,209.3
Total interest revenues	4,157.6	5,406.9	5,866.3

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-1,110.2	-1,806.5	-1,987.5
Derivatives used for hedge accounting	2,461.0	2,516.0	2,181.9
Other financial liabilities	-3,953.6	-4,236.5	-4,189.9
Total interest expenses	-2,602.8	-3,527.0	-3,995.5

Net interest revenues	1,554.8	1,879.9	1,870.8

In interest revenues Skr 105.3 million (2012: Skr 89.4 million; 2011: Skr 72.4 million) represent remuneration from the S-system (see Note 25).

Interest revenues in the Consolidated Group by geographic market are 58.4 percent (2012: 64.0 percent; 2011: 48.7 percent) from Sweden, 19.3 percent (2012: 16.4 percent; 2011: 36.9 percent) from Europe except Sweden and 22.3 percent (2012: 19.6 percent; 2011: 14.4 percent) from countries outside of Europe.

Note 3. Net commissions

	Consolidated Group
Skr mn	2013	2012	2011
Commissions earned were related to:
Capital market commissions	6.1	5.5	8.6
Financial consultants’ commissions	2.1	4.1	2.3
Other commissions earned	0.5	1.5	1.4
Total commissions earned	8.7	11.1	12.3

Commissions incurred were related to:
Depot and bank fees	-10.6	-7.4	-8.2
Brokerage	-3.1	-2.8	-2.8
Risk capital guarantee from shareholder (1)	—	—	-1.8
Financial consultants’ commissions	-0.1	-0.3	-0.8
Other commissions incurred	—	-0.4	-1.3
Total commissions incurred	-13.8	-10.9	-14.9
Net commissions	-5.1	0.2	-2.6

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

Commissions earned in the Consolidated Group by geographic market are divided as follows: 91.4 percent (2012: 73.8 percent; 2011: 43.6 percent) are from Sweden,  8.6 percent (2012: 17.2 percent; 2011: 56.5 percent) are from Europe except Sweden and 0.0 percent (2012: 9.0 percent; 2011: 0.0 percent) is from countries outside of Europe.

Commissions incurred in the Consolidated Group by geographic market are divided as follows: 34.3 percent (2012: 20.6 percent, 2011: 34.7 percent) are from Sweden, 65.7 percent (2012: 78.2 percent; 2011: 65.0 percent) are from Europe except Sweden and 0.1 percent (2012: 1.2 percent; 2011: 0.3 percent) is from countries outside of Europe.

Note 4. Net result of financial transactions

	Consolidated Group
Skr mn	2013		2012		2011
Net results of financial transactions were related to:
Currency exchange effects on all assets and liabilities excl. Currency exchange effects related to revaluation at fair value	0.9		3.0		4.8
Interest compensation	2.0		14.3		42.2
Realized results on settled assets and repurchased debt	666.0	(1)	626.7	(2)	434.9	(3)
Total net results of financial transactions, before certain fair value changes	668.9		644.0		481.9

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-260.5	(1)	-1,151.7	(2)	41.5
Total net results of financial transactions	408.4		-507.7		523.4

Realized results on settled assets and repurchased debt	Consolidated Group
Skr mn	2013		2012		2011
Financial assets or liabilities at fair value through profit or loss	179.4	(1)	233.8	(2)	403.3	(3)
Financial assets available-for-sale	—		—		—
Loans and receivables	—		1.4		—
Other financial liabilities	486.6	(1)	391.5		31.6
Total	666.0		626.7		434.9

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives, for categories of financial instruments	Consolidated Group
Skr mn	2013	2012		2011
Financial assets or liabilities at fair value through profit or loss
Designated upon initial recognition (FVO)	-7,447.7	-13,443.6		14,019.7
Held-for-trading	7,172.9	12,967.9		-13,971.6
Derivatives used for hedge accounting	-3,292.0	-1,308.2	(2)	2,253.2
Financial assets available-for-sale (4)	33.5	-8.1		-43.9
Loans and receivables (4)	-613.8	260.6		415.0
Other financial liabilities (4)	3,874.5	409.8		-2,630.9
Ineffectiveness of cash flow hedges that have been reported in the profit or loss	12.1	-30.1		0.0
Total	-260.5	-1,151.7		41.5

(1) A gain amounting to Skr 374.8 million was recorded in 2013 from  the repurchase of SEK’s subordinated debt. Realized profit amounted to Skr 571.7 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr -196.9 million.

(2) A previously recognized unrealized gain was realized during third quarter of 2012 when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force January 1, 2013. The net loss in operating profit amounted to Skr 30.1 million. Realized profit amounted to Skr 323.5 million, which has offset by the reversal of previously recognized unrealized gains amounting to Skr -353.6 million. The derivatives were replaced with new derivative instruments at market terms.

(3) Changes in fair value of financial assets available-for-sale, loans and receivables and other financial liabilities have been accounted for through profit and loss when such asset or liability is subject to fair value hedging in terms of changes in fair value related to the hedged risk. See Note 13 for information on the portion of those assets or liabilities that are subject to fair value hedging and gains and losses on hedging instrument and the hedged risk.

Note 5. Personnel expenses

Skr mn	2013		2012	2011

Salaries and remuneration to the Board of Directors and the Presidents	-7.7		-7.5	-7.4
Severance salary related to the President	-8.4	(1)	—	—
Salaries and remuneration to Senior Executives	-11.6		-11.8	-17.1
Salaries and remuneration to other employees	-138.9		-145.8	-140.0
Pensions	-58.2		-55.8	-49.1
Social insurance	-51.3		-57.3	-54.6
Other personnel expenses	-14.0		-14.0	-14.6
Total personnel expenses	-290.1		-292.2	-282.8

(1) Peter Yngwe is leaving his position as CEO on April 28th, 2014. The full cost of his severance including payroll taxes is 8.4 million, which corresponds to 18 months’ salary, was expensed in 2013. Severance pay is paid monthly and deduction is made in the event of other income. See more information under “Chief Executive Officer” on page F-26.

Personnel expenses does not include any cost relating to the general personnel incentive system, GIS, since the performance conditions required for there to be a payout under the general personnel incentive system were not met (2012: Skr 27.5 million; 2011: Skr 25.5 million). Read more about GIS in the corporate governance report.

The combined total of the remuneration to senior executives, excluding the President of the Parent Company, amounted to Skr 13.6 million (2012: Skr 13.7 million; 2011: Skr 19.2 million). Of the remuneration to senior executives, Skr 13.1 million (2012: Skr 13.2 million; 2011: Skr 14.8 million) is pensionable income. Of the remuneration to the President of the Parent Company, Skr 4.3 million (2012: Skr 4.3 million; 2011: Skr 4.3 million) is pensionable income.

2013 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)		Other benefits (2)	Pension fee (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-482	—		—	—	-482
Other members of the Board of Directors:
Cecilia Ardström	-180	—		—	—	-180
Jan Belfrage	-165	—		—	—	-165
Lotta Mellström(5)	—	—		—	—	—
Ulla Nilsson	-182	—		—	—	-182
Jan Roxendal(4)	-232	—		—	—	-232
Åke Svensson	-174	—		—	—	-174
Eva Walder(4)	—	—		—	—	—
Senior Executives:
Peter Yngwe, Chief Executive Officer (CEO)	—	-4,197	(6)	-117	-1,464	-5,778
Per Jedefors, Chief Risk Officer (CRO)	—	-2,914		-104	-894	-3,913
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO) and Chief Executive Officer (CEO) for AB SEK Securities	—	-1,904		-52	-641	-2,597
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,183		-120	-420	-1,723
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,843		-102	-602	-2,547
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,210		-106	-824	-3,140
Per Åkerlind, Chief Operating Officer (COO)	—	-2,937		-109	-1,069	-4,115
Total	-1,415	-17,188		-710	-5,914	-25,227

2012 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Other benefits (2)	Pension fee (3)		Total (3)
Chairman of the Board of Directors:
Lars Linder-Aronson	-398	—	—	—		-398
Other members of the Board of Directors:
Cecilia Ardström	-166	—	—	—		-166
Jan Belfrage	-165	—	—	—		-165
Lotta Mellström(5)	—	—	—	—		—
Ulla Nilsson	-168	—	—	—		-168
Jan Roxendal	-176	—	—	—		-176
Åke Svensson	-163	—	—	—		-163
Eva Walder(5)	—	—	—	—		—
Senior Executives:
Peter Yngwe, President and Chief Executive Officer (CEO)	—	-4,203	-131	-2,506	(7)	-6,840	(7)
Per Jedefors, Chief Risk Officer (CRO)	—	-2,923	-53	-905		-3,881
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO) and Chief Executive Officer (CEO) for AB SEK Securities	—	-1,911	-57	-637		-2,605
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,192	-113	-423		-1,728
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,850	-91	-599		-2,540
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,212	-97	-720		-3,029
Per Åkerlind, Chief Operating Officer (COO)	—	-2,940	-112	-2,079	(8)	-5,131	(8)
Johan Winlund, Chief Communications Officer (CCO) (quit February 29, 2012)	—	-167	-16	-38		-221
Total	-1,236	-17,398	-670	-7,907		-27,211

2011 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Variable remuneration related to 2008	Other benefits (2)	Pension fee (3)		Total (3)
Chairman of the Board of Directors:
Lars Linder-Aronson	-268	—	—	—	—		-268
Other members of the Board of Directors:
Cecilia Ardström	-112	—	—	—	—		-112
Jan Belfrage	-148	—	—	—	—		-148
Ulla Nilsson	-70	—	—	—	—		-70
Jan Roxendal	-164	—	—	—	—		-164
Åke Svensson	-58	—	—	—	—		-58
Lotta Mellström(5)	—	—	—	—	—		—
Eva Walder(5)	—	—	—	—	—		—
Board members who resigned at the AGM 2011:
Ulf Berg, Chairman of the Board of Directors	-64	—	—	—	—		-64
Karin Apelman	-50	—	—	—	—		-50
Christina Liffner	-45	—	—	—	—		-45
Helena Levander	-37	—	—	—	—		-37
Risto Silander	-39	—	—	—	—		-39
Senior Executives:
Peter Yngwe, President and Chief Executive Officer (CEO)	—	-4,125	—	-137	-2,377	(6)	-6,639	(6)
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO) and Chief Executive Officer (CEO) for AB SEK Securities	—	-1,788	-293	-49	-508		-2,638
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,128	-205	-93	-398		-1,824
Johan Winlund, Chief Communications Officer (CCO)	—	-805	—	-36	-222		-1,063
Måns Höglund, retired with pension May 31, 2011	—	-1,276	-2,399	-52	-716		-4,443
Per Jedefors, employed September 2, 2011, Chief Risk Officer (CRO)	—	-959	—	-3	-304		-1,266
Per Åkerlind, Chief Operating Officer (COO)	—	-2,890	-2,497	-103	-2,024	(7)	-7,514	(7)
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,258	-420	-97	-898		-3,673
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,789	—	-70	-550		-2,409
Total	-1,055	-17,018	-5,814	-640	-7,997		-32,524

(1) Predetermined salary or other compensation such as holiday pay and allowances.

(2) Other benefits consist of, for example, car allowances, subsistence benefit and benefits for the use of a cottage in the mountains that are available for all staff.

(3) Includes the effect of reallocation of salary to pension contribution premiums for insurance covering sickness benefit for prolonged illness, other public risk insurance as a result of collective pension agreements.

(4) Since May 1, 2013 remuneration is invoiced from their private companies in accordance with the state guidelines.

(5) Since April 29, 2010 remuneration is not paid from the company to the representatives on the Board who are employed by the owner, the Swedish Government.

(6) In addition, severance pay of Skr 6.4 million  excluding payroll taxes has been reserved  as of December 31, 2013.

(7) The retirement age of the President, Peter Yngwe is 65 years and the pension fee is 30 percent of his fixed salary. Pension fees, for the full year 2012, exceeding 30 percent pertain to additional pension contributions negotiated in 2010 regarding the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million was disbursed in 2012. The additional pension contributions were conditioned on Peter Yngwe remaining employed by SEK, and would not have been disbursed in case of resignation prior to the dates of each payment. Payments for the additional pension contributions are now completed.

(8) Pension fees for Per Åkerlind, for the full year 2012, exceeding 30 percent pertain to additional pension contributions negotiated in 2010 regarding the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million was disbursed in 2012. The additional pension contributions where conditioned on Per Åkerlind remaining employed by SEK, and would not have been disbursed in case of resignation prior to the dates of each payment.  Payments for the additional pension contributions are now completed.

Comprehensive information on the company’s remuneration policy in accordance with the Swedish Financial Supervisory Authority’s regulations and General Guidelines governing remuneration in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management (FFFS 2011:1), is disclosed in connection with the publication of annual accounts on February 19, 2014 in the Pillar 3 report. SEK’s disclosure provides information about the principles applied for remuneration earned in 2013. The disclosure also describes the design of the remuneration policy, as adopted by the company.

Retirement age is 65 for all senior executives. Retirement benefits, termination conditions and other terms of employment for the CEO and other senior executives follow current guidelines for senior executives in state-owned enterprises (Guidelines for the employment of senior executives 20/4/2009) where the BTP plan is included as an approved public agreed defined benefit pension plan. Pension provisions for senior executives in SEK shall be limited to 30 percent of pensionable income for retirement and survivor benefits. The contribution for retirement and survivor’s pension can exceed 30 percent on account of SEK’s implementation of a defined benefit pension plan resulting from an agreement between the Banking Institutions Employers’ Organization (BAO) and the Finance Association, covering employees in the banking and finance industries.

For all the senior executives at SEK, including the President, Peter Yngwe, the company pays premiums for insurance for sickness benefits for prolonged illness, other public risk insurance arising out of collective agreements, travel insurance and health insurance. Other benefits consist of, for example, car allowances, subsistence benefits and benefits for the use of a cottage in the mountains.

Peter Yngwe, Per Åkerlind and Sven-Olof Söderlund have the right to 6 months’ notice prior to termination initiated by SEK and are, in addition, entitled to severance pay corresponding to 18 months’ salary. Deduction is made for income obtained from new employment. For all other senior executives the notice period upon termination initiated by SEK follows collective agreements. Upon resignation initiated by the employee, the notice period is 3 or 6 months.

Chief Executive Officer

Peter Yngwe is leaving his position as CEO in conjunction with SEK`s Annual General Meeting on April 28, 2014. Peter Yngwe will receive severance pay corresponding to 18 months’ salary in accordance with the state guidelines. Severance pay will be paid monthly and deduction is made in the event of other income earned. The full cost, including payroll taxes, was expensed during 2013 and the provision amounted to Skr 8.4 million.

Catrin Fransson will assume her position as CEO on April 28, 2014 in conjunction with SEK`s Annual General Meeting but her employment starts April 1st, 2014 when she will start her introduction. Catrin Fransson’s employment agreement follow current guidelines for senior executive in state-owned enterprises.

Average number of employees	2013	2012	2011
Women	112	109	108
Men	131	122	126
Total	243	231	234

Average number of employees, geographically located	2013	2012	2011
Sweden	241	230	233
Singapore	2	1	1
Total	243	231	234

Number of employees at year-end	2013	2012	2011
Women	114	114	111
Men	135	121	121
Total number of employees	249	235	232
of which permanent employees	244	227	225
of which temporary employees	9	7	13
of which part-time employees	5	8	7
of which employees in Sweden	247	233	231
of which employees in Singapore	2	2	1

Employee turnover
Number of employees who left employment	16	16	22
of which women	5	8	5
of which men	11	8	17
of which under the age of 30 years	1	1	3
of which between 30 and 50 years	13	9	16
of which over 50 years	2	6	3

Health
Absence due to sickness	2.5%	2.6%	2.4%
Percentage of employees that use SEK’s fitness allowance	93.0%	84.0%	67.0%

Equality and diversity
Percentage of women/men on the Board of Directors	50/50	50/50	50/50
Percentage of women/men in SEK’s executive management	43/57	43/57	38/62
Percentage of women/men in management positions	44/56	39/61	38/62
Overall percentage of women/men	46/54	48/52	47/53
Overall percentage of employees with foreign background(1)	29/71	28/72	30/70

(1) Percentage of employees that state they are raised in another country or have at least one parent born in another country.

PENSIONS

The employees at SEK have a collectively bargained pension through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2013	2012	2011
Service cost	-8.4	-9.6	-6.5
Interest cost, net	-1.0	-1.7	0.7
Pension cost for defined benefit pensions, incl. payroll tax	-9.4	-11.3	-5.8
Pension cost for defined contribution pension cost incl. payroll tax	-48.8	-44.5	-43.3
Pension cost recognized in personnel costs	-58.2	-55.8	-49.1

Actuarial gains and (losses) on defined benefit obligation during period	65.3	-3.1	-46.8
Return above expected return, gains and (losses) on plan assets	-4.5	7.9	-2.2
Revaluation of defined benefit plans	60.8	4.8	-49.0

The following table specifies the net value of defined benefit pension obligations

Skr mn	2013	2012	2011
Defined benefit obligations	207.0	264.5	256.5
Plan assets	-181.1	-178.2	-164.3
Provision for pensions, net obligation (see Note 21)	25.9	86.3	92.2

The following table shows the development of defined benefit obligations

Skr mn	2013	2012	2011
Defined benefit obligation, opening balance	264.5	256.5	211.7
Effects of the implementation of IAS 19R	—	—	4.7
Adjusted opening balance after effects of the implementation of IAS 19R	264.5	256.5	216.4
Service cost	8.4	9.6	6.5
Interest cost	6.6	5.0	6.6
Settlement	—	—	-12.4
Pension Payments incl. special payroll tax	-7.3	-9.7	-7.4
Actuarial (gains) and losses, effect due to changed demographic assumptions	0.0	0.0	0.0
Actuarial (gains) and losses, effect due to changed financial assumptions	-65.1	0.5	53.2
Actuarial (gains) and losses, effect due to experience based outcome	-0.1	2.6	-6.4
Defined benefit obligation, closing balance	207.0	264.5	256.5

The following table shows the development of plan assets

Skr mn	2013		2012	2011
Fair value of plan assets, opening balance	178.3		164.3	171.3
Expected return on plan assets	5.6		3.3	7.1
Contributions by the employer	7.6	(1)	9.0	7.5
Settlement	—		—	-13.4
Benefits paid	-5.9	(2)	-6.2	-6.0
Actuarial result, recognized in other comprehensive income	-4.5		7.9	-2.2
Fair value of plan assets, closing balance	181.1		178.3	164.3

(1) Expected contribution from the employer in the following year is Skr 7.7 million excluding payroll tax

(2) Expected compensation paid in the following year is Skr 5.9 million.

The following table shows the distribution of plan assets

Skr mn	2013	2012	2011
Domestic equity investments	21.7	17.8	16.4
Domestic government bonds	54.3	53.5	49.3
Domestic corporate bonds	54.3	53.5	49.3
Mortgage bonds	41.7	39.2	36.1
Properties	9.1	14.3	13.2
	181.1	178.3	164.3

The following table displays principal actuarial assumptions used end of year

%	2013	2012	2011
Discount rate(1)	3.6	2.1	2.0
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	3.5	3.5	3.5
Expected inflation	1.6	1.5	1.5
Expected lifetime(2)	FFFS2007:31	FFFS2007:31	FFFS2007:31
Expected turnover	4.0	4.0	4.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
(1) Discount rate	-1%	2.6%	+1%	4.6%
Defined benefit obligation		243		174.1
Service cost		6.5		3.6
Interest cost		6.9		7.5

(2) Mortality	-1 year		+1 year
Defined benefit obligation		210.7		197.3
Service cost		4.9		4.7
Interest cost		7.5		7.1

Reconciliation of pension liabilities

Skr mn	2013	2012	2011
Pension liabilities, opening balance	86.2	92.2	50.2
Effects of the implementation of IAS 19R	—	—	-4.9
Adjusted opening balance after effects of the implementation of IAS 19R	86.2	92.2	45.3
Net periodic pension cost	9.4	11.3	5.8
Contributions by the employer	-7.2	-9.0	-7.5
Net pension payments	-1.7	-3.5	-0.4
Revaluations recognized in other comprehensive income	-60.8	-4.8	49.0
Pension liabilities, closing balance	25.9	86.2	92.2

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan. The initial effect due to new regulations in IAS 19 was recognized in retained earnings, January 1, 2011 and subsequent changes are recognized in personnel costs and other comprehensive income.

The discount rate used for calculation of the obligations has been changed: beginning from January 1, 2013, the discount rate is based on Swedish mortgage bonds, as that market now is to be regarded as deep enough to be used for this purpose. Previously, Swedish government bonds were used. This change has affected other comprehensive income during the first quarter of 2013.

Pension expense in 2013 for defined benefit pensions amounts to Skr 9.4 million (2012: Skr -11.3 million; 2011: Skr -5.8 million).

As of December 31, 2013 expected weighted average remaining service time for active employees was 21.9 years, the expected weighted average duration of the defined benefit obligation was 18.3 years and average salary for active employees was Skr 0.7 million.

Discount rate

Swedish government bonds were previously used as base for the calculation of pension liabilities. Since January 1, 2013 the valuation has instead been based on the interest curve estimated after Swedish mortgage bonds as this market is regarded as deep enough to be used for this purpose. The discount rate is based on the market expectations at the end of the accounting period for bonds with the same duration as the pension liability.

Expected early retirement

According to the transitional rule for §8 in the new BTP-plan the calculation includes the assumption that 20% of the employees use the possibility for early retirement. The earliest retirement age is 61 for employees born 1956 or earlier. Employees born 1967 or later have no right to retire before age 65.

Expected return on plan assets

Expected return on plan assets is equal to the discount rate as regulated in IAS 19.

Expected salary increase

The assumption of salary increase is based on SEK’s assessment.

Expected inflation

Expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected level of staff leaving the company during one year.

Note 6. Other expenses

	Consolidated Group
Skr mn	2013	2012	2011
Travel expenses and marketing	-11.6	-20.9	-20.5
IT and information system (fees incl.)	-74.5	-91.9	-65.3
Other fees	-65.2	-76.9	-75.5
Real estate and premises expenses(1)	-27.1	-31.3	-30.3
Other	-7.0	-11.8	-11.5
Total other expenses	-185.4	-232.8	-203.1

(1) SEK is a partner in rental agreements of office space in Stockholm and Singapore.

Cost of operating leases

	Consolidated Group
Skr mn	2013	2012	2011
Leases	-25.9	-29.9	-27.9

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012	December 31, 2011
Within 1 year	-25.8	-25.8	-30.0
Between 1 and 5 years	-48.9	-72.9	-105.7
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases	-74.7	-98.7	-135.7

Remuneration to auditors

	Consolidated Group
Skr mn	2013	2012	2011
Ernst & Young:
Audit fee	-11.7	-14.0	-13.4
Audit related fee	-0.6	-0.9	-0.7
Tax related fee	-0.2	-0.2	-0.2
Other fees	—	—	-0.1

The Swedish National Audit Office:
Audit fee	—	—	-0.8
Total	-12.5	-15.1	-15.2

(1) of which 1.5 million refers to the year 2010.

Audit fee also includes auditing of reporting to authorities and issued prospectuses. Remuneration to auditors may, for accounting reasons, be included in other items than “Other expenses”.

Note 7. Tangible and intangible assets

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Buildings
Acquisition cost at the beginning of the year/accumulated acquisitions	0.7	0.7

Accumulated depreciations at the beginning of the year	-0.4	-0.4
Depreciations of the year	0.0	0.0
Accumulated depreciations	-0.4	-0.4
Book value	0.3	0.3

Land
Acquisition cost at the beginning of the year/accumulated acquisitions	0.1	0.1
Book value	0.1	0.1

Office and building equipment
Acquisition cost at the beginning of the year	69.2	64.4
Sales or disposals of the year	-0.3	-2.4
Acquisitions of the year	8.2	7.2
Accumulated acquisitions	77.1	69.2

Accumulated depreciations at the beginning of the year	-33.7	-24.0
Reversed depreciations due to sale or disposals	0.3	1.9
Depreciations during the year	-12.5	-11.5
Currency differences		-0.1
Accumulated depreciations	-45.9	-33.7
Book value	31.2	35.5

Intangible assets
Acquisition cost at beginning of the year	240.0	205.3
Sales or disposals of the year	0.0	0.0
Acquisitions of the year	27.5	34.7
Accumulated acquisitions	267.5	240.0

Accumulated depreciations at the beginning of the year	-125.6	-117.6
Sales or disposals of the year	0.0	0.0
Depreciations of the year	-23.3	-8.0
Accumulated depreciations	-148.9	-125.6
Book value	118.6	114.4

Net book value
Property, land and equipment	31.6	35.9
Intangible assets	118.6	114.4
Total net book value	150.2	150.3

Depreciations during the year according to the Consolidated Statement of Comprehensive Income	-35.8	-19.5

Intangible assets consist mainly of the capitalized portion of investments in IT systems.

The average useful life for buildings is 70 years, and for other property and equipment, 5 years.

The average useful life for intangible assets is 5 years.

Note 8. Leasing

Financial leases — lessors

All SEK’s leasing transactions are classified as financial leases. When making such classification all aspects regarding the leasing contract, including third party guarantees, are taken into account.

A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods:

	Consolidated Group
	December 31, 2013		December 31, 2012
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	710.3	686.7	672.9	652.2
Later than one year and no later than five years	227.9	192.6	246.4	207.4
Later than five years	62.4	57.8	71.5	67.0
Total	1,000.6	937.1	990.8	926.6

Unearned finance income	—	63.5	—	64.2
Unguaranteed residual value	—	—	—	—
Total	1,000.6	1,000.6	990.8	990.8

All lease agreements are classified as Loans and receivables. The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9. Impairment and past-due receivables

	Consolidated Group
Skr mn	2013	2012		2011
Credit losses (1), (2)	-68.2	-71.7		-125.1
Established losses	-2.5	-2.4		-3.5
Reversal of previous write-downs (1),(2)	21.7	37.0	(3)	13.5	(3)
Net impairments and reversals	-49.0	-37.1		-115.1
Recovered credit losses	10.3	13.7		4.2
Net credit losses	-38.7	-23.4		-110.9
of which related to loans(4)	-32.2	-48.7		-78.4
of which related to liquidity placements(4)	-6.5	25.3		-32.5

Changes in reserves of financial assets
Balance brought forward	-720.8	-683.7		-568.6
Impaired financial assets sold	—	—		—
Net impairments and reversals	-49.0	-37.1		-115.1
Currency effects (3)	0.1	—		—
Balance carried forward	-769.7	-720.8		-683.7
of which related to loans(4)	-278.1	-235.1		-172.7
of which related to liquidity placements (4)	-491.6	-485.7		-511.0

(1)   SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 3.0 million was recorded in 2013 in relation to these two CDOs (2012: reversal Skr 31.5 million), bringing the total of such impairment to Skr 469.3 million (year-end 2012: Skr 462.6 million). The assets have a gross book value before impairment of Skr 582.7 million (year-end 2012: Skr 594.4 million).

(2)   The amount for 2013 includes a provision of Skr 10.0 million (year-end 2012: 40.0 million; year-end 2011: 110.0 million) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 210.0 million (year-end 2012: Skr 200.0 million; year-end  2011: 160.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK has made an assessment of the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3)   Of which Skr 28.0 million refers to unrealized currency effects during 2012 and Skr 48.2 million refers to unrealized currency effects during 2011. Beginning with 2013, currency effects on impairments are presented in net results of financial transactions.

(4)   See Note 11 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

	Consolidated Group
Skr mn	2013	2012		2011
Past-due receivables:
Aggregate amount of principal and interest less than 90 days past-	13.2	155.4	(2)	154.2	(2)
Aggregate amount of principal and interest more than 90 days past-due	2.1	1,418.7	(2)	891.8	(2)
Principal amount not past-due om such receivables	601.1	1,552.4	(2)	2,079.4	(2)

(1) SEK has a restructured receivable amounting to Skr 142.4 million where an impairment of Skr 43.1 million  was recorded during the  fourth quarter of 2013. This impairment is included in credit losses and balance carried forward  at year-end 2013.

(2) Past-due receivables as of December 31, 2012 consisted primarily of amortization related to one loan in respect of which a restructuring has been completed during the first quarter of 2013. SEK considers the previous loan dissolved and replaced with a new loan since the terms for the new loan are substantially different from those of the old loan. The loan is fully covered by adequate guarantees and therefore no related loan loss reserve has been made.

(3) Of the aggregate amount of principal and interest past due Skr 0.8 million (year-end 2012: Skr 144.5 million; year-end 2011: Skr 153.5 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 0.7 million (year-end 2012: Skr 144.5 million; year-end 2011: Skr 153.5 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 10. Taxes

	Consolidated Group
Skr mn	2013	2012	2011
Income tax
Adjustment previous year	0.0	-1.7	-15.9
Current tax	-278.1	-216.0	-403.6
Deferred tax	-39.9	102.1	-70.1
Total income tax	-318.0	-115.6	-489.6

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	-0.9	-2.0	-3.2
Deferred tax	89.5	-44.3	-103.8
Adjustment of deferred taxes due to reduced tax rate(1)	—	25.9	—
Tax on items not to be reclassified to profit or loss
Deferred tax	-13.4	-1.1	12.9

Income tax related to other comprehensive income	75.2	-21.5	-94.1
Reconciliation of effective tax rate
The Swedish corporate tax rate, %	22.0	26.3	26.3
Profit before taxes	1,408.1	824.4	1,889.1

National tax based on profit before taxes	-309.8	-216.8	-496.8
Tax effects of:

Non-taxable income	0.1	0.2	27.6
Non-deductible expenses	-1.6	-5.3	-1.4
Imputed interest on tax allocation reserve	-6.5	-8.4	-12.9
Adjustment previous year	0.0	-1.7	-15.9
Adjustment of deferred taxes due to reduced tax rate(1)	—	116.4	—
Other adjustment	-0.2	0.0	9.8
Total tax	-318.0	-115.6	-489.6
Effective tax expense in %	22.6	14.0	25.9

(1) The effective tax rate is lower than the nominal tax rate because in 2012 the Swedish parliament decided to lower the corporate income tax from 26.3 percent to 22.0 percent, taking effect on January 1, 2013.

	Consolidated Group
Skr mn	2013	2012	2011
Deferred tax assets concerning:
Temporary differences, related to pensions	2.9	16.1	19.0
Other temporary differences	0.6	2.8	5.7
Total deferred tax assets	3.5	18.9	24.7

Deferred tax liabilities concerning:
Untaxed reserves	643.3	605.5	709.7
Temporary differences, financial instruments
- Cash flow hedges	43.0	132.3	114.0
- Other temporary differences	—	—	2.4
Total deferred tax liabilities	686.3	737.8	826.1
Net deferred tax liabilities	682.8	718.9	801.4

No deductible loss carry forwards existed per December 31, 2013, December 31, 2012 or December 31, 2011.

Change in deferred taxes

Skr mn	2013	2012	2011
Opening balance	718.9	801.4	631.1
Change through profit or loss	39.9	-102.1	70.1
Change in other comprehensive income	-76.1	19.5	90.9
Other	0.1	0.1	9.3
Total	682.8	718.9	801.4

Note 11. Loans and liquidity placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Loans:
Loans in the form of interest-bearing securities	60,957.7	57,889.8
Loans to credit institutions	24,819.1	22,083.6
Loans to the public	125,552.9	115,478.2
Less:
Cash collateral under the security agreements for derivative contracts	-6,945.8	-2,544.4
Deposits with time to maturity exceeding three months	-2,906.5	—
Total loans	201,477.4	192,907.2

Liquidity placements:
Cash and cash equivalents (1)	8,337.3	2,338.2
Cash collateral under the security agreements for derivative contracts	6,945.8	2,544.4
Deposits with time to maturity exceeding three months	2,906.5	—
Treasuries/government bonds	4,594.8	5,111.5
Other interest-bearing securities except loans	64,151.1	77,693.3
Total liquidity placements	86,935.5	87,687.4

of which
issued by public authorities	60,208.6	62,432.2
quoted on an exchange	105,245.5	123,688.5

(1) Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Regarding reserves, impairments and recovery see Note 9.

Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be at maturity are reported below with the amount that exceeds or falls short of the nominal amount.

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Sum of amounts exceeding nominal	17.2	246.4
Sum of amounts falling below nominal	-19.9	-13.7

Volume Development, Lending

	Consolidated Group		of which S-system
	Total		Total		Of which
					CIRR- loans	Concessionary loans
Skr mn	2013	2012	2013	2012	2013	2013
Offers of long-term loans accepted	55,701.2	56,235.0	13,423.6	19,919.0	13,423.6	—
Undisbursed loans at year-end	20,480.2	25,915.0	8,536.6	12,675.0	8,444.5	92.1
Loans outstanding at year-end	201,477.4	192,907.0	43,247.9	39,499.0	42,419.1	828.8

Outstanding loans as per loan type

	Consolidated Group		of which the S-system
Skr mn	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Total lending for export of capital produ	122,971.5	105,145.0	43,247.9	39,499.0
Other lending related to export	70,767.2	72,601.0	—	—
Lending related to infrastructure	7,738.7	15,161.0	—	—
Total lending	201,477.4	192,907.0	43,247.9	39,499.0

Outstanding loans as per business area

	Consolidated Group		of which the S-system
Skr mn	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
End-customer finance	155,137.6	103,957.0	43,247.9	39,499.0
Corporate lending	46,339.8	88,913.0	—	—
Other	—	37.0	—	—
Total lending	201,477.4	192,907.0	43,247.9	39,499.0

Note 12 Classification of financial assets and liabilities

	Consolidated Group, December 31, 2013
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	8,337.3	—	—	—	—	8,337.3
Treasuries/government bonds	4,594.8	—	—	—	4,560.2	34.6
Other interest-bearing securities except loans	64,151.1	—	2,341.7	—	42,800.7	19,008.7
Loans in the form of interest-bearing securities	60,957.7	—	1,324.5	—	—	59,633.2
Loans to credit institutions	24,819.1	—	—	—	—	24,819.1
Loans to the public	125,552.9	—	—	—	—	125,552.9
Derivatives	14,227.9	5,972.9	—	8,255.0	—	—
Total financial assets	302,640.8	5,972.9	3,666.2	8,255.0	47,360.9	237,385.8

	Consolidated Group, December 31, 2013
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	8,256.1	—	—	—	8,256.1
Borrowing from the public	59.3	—	—	—	59.3
Senior securities issued	260,900.4	—	81,326.9	—	179,573.5
Derivatives	16,788.0	12,318.1	—	4,469.9
Subordinated securities issued	1,606.9	—	—	—	1,606.9
Total financial liabilities	287,610.7	12,318.1	81,326.9	4,469.9	189,495.8

	Consolidated Group, December 31, 2012
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	2,338.2	—	—	—	—	2,338.2
Treasuries/government bonds	5,111.5	—	—	—	4,261.1	850.4
Other interest-bearing securities except loans	77,693.3	—	2,996.8	—	13,118.2	61,578.3
Loans in the form of interest-bearing securities	57,889.8	—	2,136.4	—	—	55,753.4
Loans to credit institutions	22,083.6	—	—	—	—	22,083.6
Loans to the public	115,478.2	—	—	—	—	115,478.2
Derivatives	25,711.2	11,319.7	—	14,391.5	—	—
Total financial assets	306,305.8	11,319.7	5,133.2	14,391.5	17,379.3	258,082.1

	Consolidated Group, December 31, 2012
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,490.3	—	—	—	14,490.3
Borrowing from the public	56.9	—	—	—	56.9
Senior securities issued	258,090.1	—	116,478.7	—	141,611.4
Derivatives	16,421.0	13,567.3	—	2,853.7	—
Subordinated securities issued	3,012.7	—	—	—	3,012.7
Total financial liabilities	292,071.0	13,567.3	116,478.7	2,853.7	159,171.3

(1) Of loans and receivables, 8.3 percent (year-end 2012: 8.1 percent) are subject to fair-value hedge accounting and 8.4 percent (year-end 2012: 6.6 percent) are subject to cash-flow hedge accounting, the remaining 83.3 percent (year-end 2012: 85.3 percent) are not subject to hedge accounting.

(2) No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3) Of other financial liabilities, 73.5 percent (year-end 2012: 73.4 percent) are subject to fair-value hedge accounting, the remaining 26.5 percent (year-end 2012: 26.6 percent) are not subject to hedge accounting.

See Note 13 for a more detailed breakdown on assets and liabilities carried at fair value.

During 2013, fair value hedge losses on hedging instruments amounted to a loss of Skr 3,292.0 million (2012, a loss of: Skr 1,308.2 million; 2011, a gain of: Skr 2,253.2 million) and gains on hedged items attributable to the hedged risk amounted to Skr 3,345.5 million (2012, a gain of: Skr 665.9 million; 2011, a loss of:  Skr 2,249.2 million).

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to a loss of Skr 320.7 million (year-end 2012, a loss of: Skr 753.9 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2013 the credit risk component has decreased by Skr 433.2 million, which increased the value of financial liabilities and affected operating profit positively. For the period January 1 to December 31, 2012 the credit risk component decreased by Skr 963.3 million (2011, increased by: Skr 101.5 million) which increased the value of financial liabilities and affected operating profit negatively.

The accumulated changes for derivatives originating from credit risk amounted to a loss of Skr 6.8 for the period January 1 to December 31 2013, which had a negative effect on operating profit. The valuation is made on the counterparty level.

The amount of cumulative change in the fair value of financial assets attributable to changes in the credit risk was a loss of Skr 22.2 million (2012: a loss of Skr 17.6 million; 2011:  a loss of Skr 125.7 million) which decrease the value of financial assets and affects operating profit negatively.  The amount of change during the period was a loss of Skr 4.6 million (2012: a gain of Skr 108.1 million; 2011: a gain of Skr 224.9 million) which increased the value of financial assets and affected operating profit positively.

The amount of total assets as of December 31, 2013, Skr 306.6 billion (year-end 2012: Skr 313.1 billion), has been affected by a gain of approximately Skr 0.3 billion (2012: a loss of Skr 11.9 billion; 2011: a gain of Skr 0.7 billion) relating to exchange rates changes since December 31, 2012.

Repayments of long-term debt amounting to approximately Skr -59.8 billion (2012: Skr -27.1 billion; 2011: Skr 37.6 billion) have been effectuated, and SEK’s own debt repurchase and early redemption amounted to approximately Skr -44.8 billion (2012: Skr -22.7 billion; 2011: Skr 36.5 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest. The last remaining reclassified assets from the category “held-for-trading” were sold during the first quarter of 2012.

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option the effect reported in other comprehensive income would have been a negative effect of Skr -18.0 million for the period January 1 to December 31, 2013. For the period January 1 to December 31, 2012 the reclassification affected other comprehensive income with a negative effect of Skr -3.3 million (2011: Skr 63.6 million).

Skr mn	December 31, 2013			December 31, 2012
Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	—	—	—
Loans in the form of interest-bearing securities	572,4	619,8	630,6	766.9	821.9	850.7
Total	572.4	619.8	630.6	766.9	821.9	850.7

Note 13 Financial assets and liabilities at fair value

	December 31, 2013
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	8,337.3	8,337.3	0.0
Treasuries/governments bonds	4,594.8	4,594.8	0.0
Other interest-bearing securities except loans	64,151.1	63,939.6	-211.5
Loans in the form of interest-bearing securities	60,957.7	63,163.8	2,206.1
Loans to credit institutions	24,819.1	24,891.6	72.5
Loans to the public	125,552.9	127,331.2	1,778.3
Derivatives	14,227.9	14,227.9	0.0
Total financial assets	302,640.8	306,486.2	3,845.4

Borrowing from credit institutions	8,256.1	8,277.3	21.2
Borrowing from the public	59.3	59.3	0.0
Senior securities issued	260,900.4	262,298.8	1,398.4
Derivatives	16,788.0	16,788.0	0.0
Subordinated securities issued	1,606.9	1,589.9	-17.0
Total financial liabilities	287,610.7	289,013.3	1,402.6

	December 31, 2012
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	2,338.2	2,338.2	0.0
Treasuries/governments bonds	5,111.5	5,114.0	2.5
Other interest-bearing securities except loans	77,693.3	76,399.2	-1,294.1
Loans in the form of interest-bearing securities	57,889.8	59,109.2	1,219.4
Loans to credit institutions	22,083.6	22,274.4	190.8
Loans to the public	115,478.2	119,054.6	3,576.4
Derivatives	25,711.2	25,711.2	0.0
Total financial assets	306,305.8	310,000.8	3,695.0

Borrowing from credit institutions	14,490.3	14,490.3	0.0
Borrowing from the public	56.9	56.9	0.0
Senior securities issued	258,090.1	258,189.6	99.5
Derivatives	16,421.0	16,421.0	0.0
Subordinated securities issued	3,012.7	2,282.9	-729.8
Total financial liabilities	292,071.0	291,440.7	-630.3

The majority of financial liabilities and some of the financial assets in the statement of financial position are accounted for at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using fair value option, are accounted for at amortized cost.

Determining fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available.

Fair value measurements are categorized using a fair value hierarchy. The financial instruments have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.  For more information on determining the fair value of financial transactions, see Note 1.

In the process of estimating or deriving fair values for items accounted for at amortized cost, certain assumptions have been made. In those cases where quoted market values for the relevant items are available, such market values have been used. However, for a large portion of the items there are no such quoted market values. In such cases the fair value has been estimated or derived using valuation models that may be associated with uncertainties.

The table below shows fair values for items reported at amortized cost distributed according to fair value hierarchy.

Financial assets valuated at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2013
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	8,337.3	—	—	8,337.3	8,337.3
Treasuries/governments bonds	34.6	—	—	34.6	34.6
Other interest-bearing securities except loans	5,155.3	13,641.9	—	18,797.2	19,008.7
Loans in the form of interest-bearing	3,076.8	58,762.5	—	61,839.3	59,633.2
Loans to credit institutions	—	24,891.6	—	24,891.6	24,819.1
Loans to the public	—	127,331.2	—	127,331.2	125,552.9
Total financial assets in fair value	16,604.0	224,627.2	—	241,231.2	237,385.8

Financial liabilities valuated at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2013
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	8,277.3	—	8,277.3	8,256.1
Borrowing from the public	—	59.3	—	59.3	59.3
Senior securities issued	—	180,971.9	—	180,971.9	179,573.5
Subordinated securities issued	—	1,589.9	—	1,589.9	1,606.9
Total financial liabilities in fair value hiearchy	—	190,898.4	—	190,898.4	189,495.8

Financial assets valuated at fair value in fair value hierarchy

	December 31, 2013
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,560.2	—	—	4,560.2
Other interest-bearing securities except loans	1,923.7	156.2	261.8	2,341.7	5,318.3	37,482.4	—	42,800.7
Loans in the form of interest-bearing securities	832.9	491.6	—	1,324.5	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	10,597.2	3,630.7	14,227.9	—	—	—	—
Total financial assets in fair value	2,756.6	11,245.0	3,892.5	17,894.1	9,878.5	37,482.4	—	47,360.9

Financial liabilities valuated at fair value in fair value hierarchy

	December 31, 2013
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	25,934.2	55,392.7	81,326.9
Derivatives	52.9	13,227.3	3,507.8	16,788.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	52.9	39,161.5	58,900.5	98,114.9

During January-December 2013 no financial assets or liabilities at fair value were moved from level 1 to level 2. Certain interest -bearing securities have been moved from level 2 to level 1 with a total value of Skr 1,748.9 million due to a review of the classification in connection to the implementation of IFRS 13.

Financial assets valuated at fair value in fair value hierarchy

	December 31, 2012
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	4,261.1	—	4,261.1
Other interest-bearing securities except loans	—	2,476.2	520.6	2,996.8	—	13,118.2	—	13,118.2
Loans in the form of interest-bearing securities	—	1,630.1	506.3	2,136.4	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	16,706.4	9,004.8	25,711.2	—	—	—	—
Total financial assets in fair value	—	20,812.7	10,031.7	30,844.4	—	17,379.3	—	17,379.3

Financial liabilities valuated at fair value in fair value hierarchy

	December 31, 2012
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,271.2	89,207.5	116,478.7
Derivatives	—	11,308.5	5,112.5	16,421.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	—	38,579.7	94,320.0	132,899.7

During 2012 no financial assets or liabilities at fair value have been moved from level 1 to level 2.

Financial assets at fair value in level 3

	2013
Consolidated Group Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains (+) and losses (-) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (-) through profit or loss
Other interest-bearing securities except loans	520.6	—	-41.2	—	-191.1	-26.5	—	261.8	3.5
Loans in the form of interest-bearing securities	506.3	—	-504.6	—	—	-1.7	—	0.0	—
Derivatives	9,004.8	—	-2,870.4	300.5	-808.7	-1,995.5	—	3,630.7	3,067.0
Total financial assets at fair value in level 3	10,031.7	—	-3,416.2	300.5	-999.8	-2,023.7	—	3,892.5	3,070.5

Financial liabilities at fair value in level 3

	2013
Consolidated Group Skr mn	January 1, 2013	Issues	Settlements & buy-backs	Transfers to level 3(2)	Transfers from level 3	Gains (-) and losses (+) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (-) and losses (+) through profit or loss
Senior securities issued	89,207.5	6,724.1	-46,426.1	11,753.3	-7,913.4	2,047.3	—	55,392.7	4,502.3
Derivatives	5,112.5	654.9	-1,114.8	989.8	-75.5	-2,059.1	—	3,507.8	-2,027.3
Total financial liabilities at fair value in level 3	94,320.0	7,379.0	-47,540.9	12,743.1	-7,988.9	-11.8	—	58,900.5	2,475.0

Financial assets at fair value in level 3

	2012
Consolidated Group Skr mn	January 1, 2012	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3(3)	Gains (+) and losses (-) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012	Unrealized gains (+) and losses (-) through profit or loss
Other interest-bearing securities except loans	571.6	—	—	—	—	-51.0	—	520.6	36.6
Loans in the form of interest-bearing securities	509.5	—	—	—	—	-3.2	—	506.3	0.5
Derivatives	10,444.9	492.8	-1,945.4	—	-394.8	407.3	—	9,004.8	5,758.8
Total financial assets at fair value in level 3	11,526.0	492.8	-1,945.4	—	-394.8	353.1	—	10,031.7	5,795.9

Financial liabilities at fair value in level 3

	2012
Consolidated Group Skr mn	January 1, 2012	Issues	Settlements & buy-backs	Transfers to level 3	Transfers from level 3 (3)	Gains (-) and losses (+) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012	Unrealized gains (-) and losses (+) through profit or loss
Senior securities issued	121,676.3	8,668.5	-29,081.4	—	-12,716.6	660.7	—	89,207.5	7,882.0
Derivatives	13,470.0	133.0	-2,832.7	—	-1,184.9	-4,472.9	—	5,112.5	-1,545.4
Total financial liabilities at fair value in level 3	135,146.3	8,801.5	-31,914.1	—	-13,901.5	-3,812.2	—	94,320.0	6,336.6

(1) Gains and losses through profit or loss is reported as Net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of December 31, 2013 amount to Skr 0.6 billion (2012: Skr -0.5 billion) reported as Net results of financial transactions.

(2)The transfer s both to level 3 from level 2 and from level 3 to level 2 during 2013 are due to a review of the classification in connection with the implementation of IFRS 13.

(3)The transfer from level 3 to level 2 during 2012 is due to the fact that the valuation system support has been refined and the fair value is now provided by valuation models for which the market data that have a significant effect on the recorded fair value is observable.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3-instrument is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3- instruments using other reasonable parameter values. Option models are used to value the instruments in level 3.  For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/- 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations , which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/- 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. The analysis shows the impact of the non-observable market data on the market value.  In addition to this, the market value is also affected by observable market data.

The result is consistent with SEK’s business model in which debt securities connected with embedded derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative. The table below presents the scenario analysis of the effect on level -3- instrument, with maximum positive and negative changes. The analysis shows the effect when both the issued securities and derivative have their maximum or minimum market value, regardless if it is an asset or a liability.

Significant unobservable inputs

Skr mn	Fair values at December 31, 2013	Range of estimates for unobservable input(1)
Type of financial instrument
Assets
Other interest-bearing securities except loans	261.8
Derivatives	3,630.7	FX	0.95 - (0.80)
Liabilities		Equity	0.95 - (0.48)
Senior securities issued	55,392.7	Other	0.95 - (0.09)
Derivatives	3,507.8

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a consistent shift in interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1.

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013		December 31, 2012
Consolidated Group Skr mn	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Assets
Other interest-bearing securities except loans	—	—	—	—
Derivatives	-10.0	9.1	204.5	-156.3
Total change in fair value of level 3 assets	-10.0	9.1	204.5	-156.3

Liabilities
Senior securities issued	105.6	-118.7	-300.2	456.9
Derivatives	-103.0	108.0	220.3	-206.9
Total change in fair value of level 3 liabilities	2.6	-10.7	-79.9	250.0

Total effect on profit or loss	-7.4	-1.6	124.6	93.7

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013
	Scenario	Scenario	Scenario	Scenario	Scenario	Scenario	Scenario	Scenario	Scenario	Scenario
	with	with	with	with	with	with	with	with	with	with
	maximum	minimum	maximum	minimum	maximum	minimum	maximum	maximum	maximum	maximum
	market	market	market	market	market	market	market	market	market	market
Consolidated Group	value	value	value	value	value	value	value	value	value	value
Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—	—	—
Derivatives	-10.0	9.1	44.8	-41.1	-2.9	2.7	-54.6	50.8	2.7	-3.2

Total change in fair value of level 3 assets	-10.0	9.1	44.8	-41.1	-2.9	2.7	-54.6	50.8	2.7	-3.2

Liabilities
Senior securities issued	105.6	-118.7	-156.8	144.7	4.1	-4.0	262.2	-263.2	-3.9	3.8
Derivatives	-103.0	108.0	105.5	-101.4	-1.6	1.2	-207.3	208.7	0.4	-0.5

Total change in fair value of level 3 liabilities	2.6	-10.7	-51.3	43.3	2.5	-2.8	54.9	-54.5	-3.5	3.3

Total effect on profit or loss	-7.4	-1.6	-6.5	2.2	-0.4	-0.1	0.3	-3.7	-0.8	0.1

Note 14. Derivatives

The amounts reported concern the Consolidated Group unless otherwise stated.

Consolidated Group	December 31, 2013			December 31, 2012
Derivatives by categories	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	3,030.0	8,289.0	209,375.7	6,528.0	6,868.6	150,547.6
Currency-related contracts	8,971.8	7,424.7	172,711.6	16,823.1	4,974.7	207,056.2
Equity-related contracts	2,159.9	898.8	21,195.6	2,228.0	3,234.5	40,363.3
Contracts related to commodities, credit risk, etc.	66.2	175.5	4,572.6	132.1	1,343.2	16,094.7
Total derivatives	14,227.9	16,788.0	407,855.5	25,711.2	16,421.0	414,061.8

Consolidated Group	December 31, 2013			December 31, 2012
of which derivatives used for economic hedges, accounted for as held-for-trading under IAS39	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	1,034.1	6,116.7	86,578.7	2,153.3	4,974.1	67,613.6
Currency-related contracts	2,712.7	5,127.1	111,597.0	6,806.3	4,015.5	141,337.0
Equity-related contracts	2,159.9	898.8	21,195.6	2,228.0	3,234.5	40,363.3
Contracts related to commodities, credit risk, etc.	66.2	175.5	4,572.6	132.1	1,343.2	16,094.7
Total derivatives	5,972.9	12,318.1	223,943.9	11,319.7	13,567.3	265,408.6

Consolidated Group	December 31, 2013			December 31, 2012
of which derivatives used for hedge accounting (1)	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	1,995.9	2,172.3	122,797.0	4,374.7	1,894.5	82,934.0
Currency-related contracts	6,259.1	2,297.6	61,114.6	10,016.8	959.2	65,719.2
Equity-related contracts	—	—	—	—	—	—
Contracts related to commodities, credit risk, etc.	—	—	—	—	—	—
Total derivatives	8,255.0	4,469.9	183,911.6	14,391.5	2,853.7	148,653.2

(1) Of which cash flow hedges	441.3	154.1	13,700.0	841.1	0.0	12,550.0
(1) Of which fair-value hedges	7,813.7	4,315.8	170,211.6	13,550.4	2,853.7	136,103.2

Consolidated Group	December 31, 2013
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	46.2	44.5	200.0	404.4	0.0
Cash outflows (liabilities)	0.0	-9.4	47.2	-53.4	-164.3
Net cash inflow	46.2	35.1	247.2	351.0	-164.3

Consolidated Group	December 31, 2012
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	79.2	38.3	179.1	894.8	-2.9
Cash outflows (liabilities)	0.0	0.0	0.0	0.0	0.0
Net cash inflow	79.2	38.3	179.1	894.8	-2.9

Consolidated Group	December 31, 2013
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	64.1	494.7	3,052.9	4,661.8	1,731.1
Cash outflows (liabilities)	-65.4	-152.8	-387.8	-2,087.5	-954.1
Net cash inflow	-1.3	341.9	2,665.1	2,574.3	777.0

Consolidated Group	December 31, 2012
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	241.1	663.0	3,137.2	8,438.5	2,840.0
Cash outflows (liabilities)	-48.9	-100.5	-420.5	-1,553.3	-347.5
Net cash inflow	192.2	562.5	2,716.7	6,885.2	2,492.5

Cash flow hedges reclassified to profit or loss during the year
Skr mn	2013	2012	2011
Interest income	279.3	190.0	152.2
Interest expense	—	—	—
Total	279.3	190.0	152.2

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

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

The nominal amounts and fair value of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases, SEK has negotiated collateral agreements. See the table in Note 28, which illustrates the link between the statement of financial position categories and net exposures according to Basel II.

Some credit default swap contracts are derivatives and  are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2013, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 7,873.0 million (year-end 2012: Skr 9,233.1 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on an exchange. SEK’s derivative transactions that are not transacted on an exchange are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs and all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of ISDA Credit Support Annex.

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that cover similar financial instruments. SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of financial position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
Skr mn	December 31, 2013	December 31, 2012
	Derivatives	Derivatives
Gross amounts of recognized financial assets	14,227.9	25,711.2
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	14,227.9	25,711.2
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,403.8	-12,410.2
Cash collateral received	-5,191.0	-10,573.2
Net amount	633.1	2,727.8

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Skr mn	December 31, 2013	December 31, 2012
	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	16,788.0	16,421.0
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	16,788.0	16,421.0
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,403.8	-12,410.2
Cash collateral paid	-5,372.4	-1,519.1
Net amount	3,011.8	2,491.7

Note 15. Shares

All subsidiaries are domiciled in Stockholm, Sweden, and are wholly owned by AB Svensk Exportkredit. The net profit for the year after taxes, related to the subsidiaries, amounted to Skr 10.8 million (2012: Skr 14.0 million). During the year, the wholly owned subsidiaries SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB and SEK Exportlånet AB were all sold. The sales generated a loss in the Consolidated Group amounting to Skr -0.1 million.

Shares in subsidiaries

	December 31, 2013		December 31, 2012
Skr mn	Book value	Number of shares	Book value	Number of shares
AB SEK Securities (reg no 556608-8885)	10.0	100,000	10.0	100,000
SEK Financial Advisors AB (reg no 556660-2420)	—	—	0.8	5,000
SEK Financial Services AB (reg no 556683-3462)	—	—	0.1	1,000
SEK Customer Finance AB (reg no 556726-7587)	—	—	16.6	1,000
SEK Exportlånet AB (reg no 556761-7617)	—	—	0.1	1,000
Venantius AB (reg no 556449-5116)	54.7	5,000,500	54.7	5,000,500
Total	64.7		82.3

Note 16. Other assets

	Consolidated Group
	December 31,	December 31,
Skr mn	2013	2012
Realized claim against the State	11.0	13.4
Unrealized claim against the State for revaluation of derivatives of the S-system	942.2	2,147.6
Current tax claim	19.5	13.6
Receivables for trade that has not settled	—	1,632.2
Other	66.6	217.7
Total	1,039.3	4,024.5

Note 17. Prepaid expenses and accrued revenues

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Interest revenues accrued	2,692.3	2,623.4
Prepaid expenses and other accrued revenues	31.3	31.6
Total	2,723.6	2,655.0

Note 18. Debt

	Consolidated Group December 31, 2013
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	78,185.4	—	78,185.4
Interest rate related contracts	160,455.2	8,315.4	152,139.8
Equity related contracts	20,305.9	—	20,305.9
Contracts related to raw materials, credit risk etc	10,269.3	—	10,269.3
Total debt outstanding	269,215.8	8,315.4	260,900.4

Of which denominated in:
Swedish Kronor	7,399.7
Other currencies	261,816.1

	Consolidated Group December 31, 2012
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	100,256.5	—	100,256.5
Interest rate related contracts	109,893.1	14,547.2	95,345.9
Equity related contracts	38,389.2	—	38,389.2
Contracts related to raw materials, credit risk etc	24,098.5	—	24,098.5
Total debt outstanding	272,637.3	14,547.2	258,090.1

Of which denominated in:
Swedish Kronor	8,641.4
Other currencies	263,995.9

Contracts have been categorized based on the contracts’ main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following major funding programs in place:

Skr mn	Value outstanding (1)
Funding programs	December 31, 2013	December 31, 2012
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	150,176.6	171,981.7
Unlimited SEC-registered U.S. Medium-Term Note Programme	93,229.8	60,733.6
Unlimited Swedish Medium-Term Note Programme	389.6	452.2
Skr 8,000,000,000 Swedish Medium-Term Note Programme	2,792.6	3,449.0
Unlimited MTN/STN AUD Debt Issuance Programme	34.6	40.6
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Programme	—	10,520.3
USD 4,000,000,000 Euro-Commercial Paper Programme	—	—

(1) Amortized cost excluding fair value adjustments.

Note 19. Other liabilities

	Consolidated Group
	December 31,	December 31,
Skr mn	2013	2012
Current tax liability	—	—
Liabilities related to assets acquired though not yet delivered and paid for	15.8	2,836.7
Other	769.7	625.6
Total	785.5	3,462.3

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2013	2012
Interest expenses accrued	2,280.0	2,204.7
Other accrued expenses	152.8	202.9
Total	2,432.8	2,407.6

Note 21. Provisions

	Consolidated Group
	December 31,	December 31,
Skr mn	2013	2012
Pension liabilities (see Note 5)	26.0	86.3
Long term employee benefit	16.0	—	(1)
Termination reserve	9.8	9.9
Total	51.8	96.2

(1) In 2012, this was reported as other liabilities (Note 19) with the value of Skr 11.4 million.

Note 22. Subordinated debt securities

	Consolidated Group
	December 31,	December 31,
Skr mn	2013	2012
Perpetual, non-cumulative subordinated loan, foreign currency (1)	0.0	3,012.7
Fixed Rate Resettable Dated Subordinated Instruments(2)	1,606.9	—
Total subordinated debt outstanding	1,606.9	3,012.7

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	1,606.9	3,012.7

(1) SEK’s perpetual subordinated debt totaling USD 350 million was redeemed as of September 27, 2013 at its nominal amount in accordance with the loan terms and under specific consent to do so from the Swedish Financial Supervisory Authority.

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

(2) Nominal value USD 250 million Fixed Rate Resettable Dated Subordinated Instruments due November 14, 2023 (the Dated Subordinated Instruments) were issued under the regulatory framework in effect on November 14th , 2013 (the  issue date).

SEK’s Dated Subordinated  Instruments  will bear interest (i) from (and including) the issue date, to (but excluding) November 14, 2018 (the optional redemption date (call) at the rate of 2.875 per cent per annum payable semi-annually in arrears on May 14 and November 14 in each year commencing on May 14, 2014 and ending on November 14, 2018 and (ii) from (and including) the optional  redemption date (call)  to (but excluding) November 14, 2023 (the maturity date) at a rate of 1.45 per cent per annum above the applicable swap rate for USD swap transactions with a maturity of five years determined in accordance with market convention and payable semi-annually in arrears on May 14 and November 14  in each  year commencing on May 14, 2019 and ending on the Maturity Date.

Unless previously redeemed or purchased and cancelled, SEK’s Dated Subordinated Instruments will be redeemed at their principal amount on the maturity date. Subject to certain conditions as provided in the applicable terms and conditions, the dated subordinated instruments may be redeemed at the option of SEK in whole, but not in part, (i) on the optional  redemption date (call), (ii) at any time for certain withholding tax reasons or (iii) at any time upon the occurrence of a capital event (as defined in the applicable terms and conditions), in each case at their principal amount together with interest accrued to (but excluding) the date of redemption.

The accrued interest related to the subordinated debt, at year-end Skr 6.1 million (year-end 2012: Skr 1.5 million), has been included in the item “Accrued expenses and prepaid revenues”.

Subordinated debt means debt for which, in the event of the obligor being declared bankrupt, the holder would be repaid after other creditors, but before shareholders.

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Share capital	3,990.0	3,990.0
Reserves
Hedge reserve	152.0	469.2
Fair value reserve	-16.3	-19.3
Retained earnings	10,864.6	9,939.7

Total Equity	14,990.3	14,379.6

The total number of shares is 3,990,000 with a quota value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after-tax.

The fair value reserve is displayed as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. In the cases in which an asset available for sale is included in a hedge relationship the reserve includes the difference between the fair value and the fair value attributable to the hedged risk. The difference normally consists of the cumulative change in the credit spread. After reclassification as of July 1, 2008, the fair value reserves are amortized over the remaining life of these reclassified assets. From 2009 new assets in the category available-for-sale have been acquired. Of the reserve represented interest-bearing securities with positive changes in fair value amounted to Skr 17.1 million (year-end 2012: Skr 4.4 million) , Skr -26.3 million, (year-end 2012: Skr -12.1 million) represented interest-bearing securities with negative changes in fair value and Skr -7.1 million (year-end 2012: Skr -11.6 million) remained from the reclassification in 2008.

The entire equity  is attributable to the shareholder of the Parent Company.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital for the Consolidated Group at year-end amounted to Skr 6,469.4 million (year-end 2012: Skr 6,334.7 million) and distributable capital amounted to Skr 8,520.9 million (year-end 2012: Skr 8,077.5 million).

For information on the objectives, policies and processes for managing capital, see Note 31.

Note 24. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2013. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.0 million (year-end 2012: Skr 1.1 million). Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 20,480.2 million of committed undisbursed loans at December 31, 2013 (year-end 2012: Skr 25,915.1 million), committed undisbursed loans under the S-system represented Skr 8,536.6 million (year-end 2012: Skr 12,675.4 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 25).

As of December 31, 2013 the aggregate amount of outstanding offers amounted to Skr 65,549.1 million (year-end 2012: Skr 59,524.8 million). Skr 56,508.0 million (year-end 2012: Skr 47,926.2 million) of outstanding offers derived from the S-system. As of December 31, 2013 Skr 35,083.0 of outstanding offers represented binding offers and Skr 30,466.1 million represents non-binding offers.

As of December 31, 2013, SEK had, under the security agreements for derivative contracts, posted cash collateral in the total amount of Skr 6,945.8 million (year-end 2012: Skr 2,544.4 million).

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court. LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc. LBF also claims that SEK was late in paying the amount that SEK calculated as being due. In its lawsuit, LBF is seeking a payment of approximately USD 87 million including purported default interest. SEK has filed responses denying that any amounts are due. A hearing at the Stockholm District Court for the litigation is scheduled to be held in March 2014. SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including as a result of the current lawsuit. However, no guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 25.  S-system

SEK administers, for a compensation of 0.25 percent on outstanding loans in the Swedish State’s export credit support system, and the State’s related aid credit program (together the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d). The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 105.3 million for the period (2012: Skr 89.4 million; 2011: Skr 72.4 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position. SEK receives a risk commission from the S-system. When SEK acts as agent, SEK receives an agent comission from the S-system. CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2013 amounted to Skr 208.9 million (2012: Skr 83.0 million; 2011: Skr 81.8 million), of which the net result for the CIRR loans represented Skr 254.4 million (2012: Skr 128.4 million; 2011: 123.7 million).

Statement of comprehensive income for the S-system

Skr mn	2013	2012	2011
Interest revenues	1,118.7	1,083.3	862.9
Interest expenses	-902.9	-913.6	-802.5
Net interest revenues	215.8	169.7	60.4
Interest compensation	95.4	0.7	92.4
Remuneration to SEK	-105.3	-89.4	-72.4
Foreign exchange effects	3.0	2.0	1.4
Reimbursement to (-) / from (+) the State	-208.9	-83.0	-81.8
Net result	0.0	0.0	0.0

Skr mn	December 31, 2013	December 31, 2012
Cash and cash equivalents	230.7	6.6
Loans	43,247.9	39,499.1
Derivatives	119.3	11.6
Other assets	1,003.3	2,223.6
Prepaid expenses and accrued revenues	247.3	246.9
Total assets	44,848.5	41,987.8

Statement of financial position for the S-system (included in SEK’s statements of financial position)

Liabilities	43,454.6	39,493.3
Derivatives	1,065.1	2,166.5
Accrued expenses and prepaid revenues	328.8	328.0
Equity	—	—
Total liabilities and equity	44,848.5	41,987.8

Commitments
Committed undisbursed loans	8,536.6	12,675.4
Binding offers	31,002.5	30,497.7

Results under the S-System by type of loan

	CIRR loans			Concessionary loans
Skr mn	2013	2012	2011	2013	2012	2011
Net interest revenues	259.2	212.9	100.3	-43.4	-43.2	-39.9
Interest compensation	95.4	0.7	92.4	—	—	—
Remuneration to SEK	-103.2	-87.2	-70.4	-2.1	-2.2	-2.0
Foreign exchange effects	3.0	2.0	1.4	—	—	—
Total	254.4	128.4	123.7	-45.5	-45.4	-41.9

Note 26. Segment Reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish exports companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding some fair valuation effects. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

	2013
			Reconciliation
			with the
			Consolidated
		End-	Statement of	Unrealized
Consolidated Statement of Comprehensive Income	Corporate	customer	Comprehensive	changes in fair
Skr mn	lending	finance	Income	value	Total
Net interest revenues and net commissions	964.9	584.8	—	—	1,549.7
Net results of financial transactions	271.3	397.6	—	—	668.9
Other operating income	—	—	—	—	—
Operating expenses	-197.4	-313.9	—	—	-511.3
Net credit losses	-2.6	-36.1	—	—	-38.7
Operating profit excl. unrealized changes in fair value	1,036.2	632.4	—	—	1,668.6
Unrealized changes in value	—	—	—	-260.5	-260.5
Operating profit	1,036.2	632.4	—	-260.5	1,408.1

	2012
			Reconciliation with the
			Consolidated
			Statement of	Unrealized
Consolidated Statement of Comprehensive Income		End-customer	Comprehensive	changes in
Skr mn	Corporate lending	finance	Income	fair value	Total
Net interest revenues and net commissions	1,098.7	781.4	—	—	1,880.1
Net results of financial transactions	169.6	150.9	—	—	320.5
Other operating income	—	—	19.9	—	19.9
Operating expenses	-220.0	-324.5	—	—	-544.5
Net credit losses	-13.1	-10.3	—	—	-23.4
Operating profit excl. unrealized changes in fair value	1,035.2	597.5	19.9	—	1,652.6
Unrealized changes in value	—	—	—	-828.2	-828.2
Operating profit	1,035.2	597.5	19.9	-828.2	824.4

	2011
			Reconciliation with the
			Consolidated
			Statement of
Consolidated Statement of Comprehensive Income	Direct customer	End customer	Comprehensive
Skr mn	financing	financing	Income	Total
Net interest revenues and net commissions	1,098.1	770.1	—	1,868.2
Net results of financial transactions	227.3	254.6	—	481.9
Other operating income	—	—	108.8	108.8
Operating expenses	-211.5	-288.9	—	-500.4
Net credit losses	-71.9	-39.0	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	1,847.6
Unrealized changes in value	—	—	41.5	41.5
Operating profit	1,042.0	696.8	150.3	1,889.1

	December 31, 2013			December 31, 2012
Interest-bearing assets and Committed undisbursed loans	Corporate	End-customer	Sum of	Corporate	End-customer	Sum of
Skr bn	lending	finance	segments	lending	finance	segments

Interest-bearing assets	121.6	158.5	280.1	115.5	160.6	276.1
Committed undisbursed loans	2.0	18.5	20.5	—	25.9	25.9

Reconciliation between sum of segments and Consolidated Statement of Financial Position
Skr bn	December 31, 2013	December 31, 2012
Sum of segments	280.1	276.1
Cash and cash equivalents	8.3	2.3
Derivatives	14.2	25.7
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	1.0	4.0
Prepaid expenses and accrued revenues	2.7	2.7
Other (1)	0.1	2.1
Total	306.6	313.1

Consolidated statement of financial position	306.6	313.1

(1) The line item consists of unrealized changes in value.

	2013			2012
Income geographical areas	Interest-			Interest-	Commissions
Skr mn	revenues	Commissions earned	Total	revenues	earned	Total
Sweden	2,427.5	8.0	2,435.5	3,462.3	2.3	3,464.6
Europe except Sweden	802.4	0.7	803.1	887.7	8.7	896.4
Countries outside of Europe	927.7	0.0	927.7	1,056.9	0.1	1,057.0
Total	4,157.6	8.7	4,166.3	5,406.9	11.1	5,418.0

Note 27. Capital Adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2013 was 21,8 percent (year-end 2012: 23.0 percent) without taking into account the effects of currently applicable transitional rules (see below). Taking into account the effects  of the transitional rules does not require an increase in the capital requirement as of December, 31, 2013. The reduction of the total capital ratio was mainly due to the early redemption of the perpetual subordinated debt.

Capital Base

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Core Tier-1 capital(1)	14,640	14,139
Additional Tier-1	—	2,281
Total Tier-1 capital	14,640	16,420
Tier-2 capital	1,692	49
Total capital base(2)	16,332	16,469

(1) According to SEK’s definition, CoreTier-1 capital is equal to Tier-1 capital excluding additional Tier-1 capital.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach.

Capital base - Adjusting items

	Consolidated Group
Skr mn	December 31, 2013	December 31, 2012
Equity	3,990	3,990
Retained earnings	10,864	9,940
Other reserves	136	450
Total shareholders’ equity per accounting balance sheet	14,990	14,380
Expected dividend	-327	-213
Other deduction	-18	-21
Intangible assets	-119	-113
100% of deficits in accordance with IRB-calculation	—	—
Adjustments Available-for-sale securities	16	19
Adjustment own credit spread	250	556
Adjustments cash flow hedges	-152	-469
Total Core Tier 1 capital	14,640	14,139
Tier-1 eligible subordinated debt (1)	—	2,281
Total Tier-1 capital	14,640	16,420

Tier-2-eligible subordinated debt	1,627	—
100 % of surplus in accordance with IRB-calculation	65	49
Total Tier-2 capital	1,692	49
Total capital base	16,332	16,469

(1) In August 2013, SEK exercised its right to redeem outstanding perpetual subordinated debt totaling USD 350 million.

(2) In November 2013, a new subordinated debt was issued, amounting to USD 250 million with a maturity of 10 years and a right to redeem after 5 years, which qualifies as Tier-2 capital.

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount.

Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or an addition, as the case might be. As of December 31, 2013 the addition to the capital base amounted to Skr 65 million. The amount increased Tier-2 capital. As of December 31, 2012, the deduction from the capital base amounted to Skr 49 million.

Capital base - change

	Consolidated Group
Skr mn	2013	2012
Opening Core-Tier 1 capital	14,139	12,952
Expected dividend	-327	-213
Profit for the year	1,090	709
Revaluation of defined benefit plans	47	-32
Intangible assets	-6	-25
Other, of which	-303	748
Adjustment own credit spread	-306	710
Price adjustment	2	12
IRB-calculation, deficits	—	—
Other	1	26
Closing Core-Tier 1 capial	14,640	14,139
Opening Tier-1 eligible subordinated debt	2,281	2,423
Currency exchange effects	—	-142
Repurchased Tier-1 eligible subordinated debt during the year	-2,281	—
Tier-1 eligible subordinated debt, closing amount	—	—
Closing Tier-1 capital	14,640	16,420
Opening Tier-2-eligible subordinated debt	49	—
Subordinated debt	1,627	—
IRB-calculation, surplus/deficits	16	49
Closing Tier-2-eligible subordinated debt	1,692	49

Total capital base	16,332	16,469

Capital Requirements in Accordance with Pillar 1

	Consolidated Group
	December 31, 2013			December 31, 2012
Skr mn	EAD(1)	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital
Credit risk standardized method
Central governments	14,842	759	61	9,607	820	66
Government export credit agencies	135,531	257	21	138,987	315	25
Regional governments	19,816	—	—	23,510	—	—
Multilateral development banks	723	—	—	422	—	—
Householdexposures	1	1	0	1	1	0
Corporates	628	628	50	373	373	30
Total credit risk standardized method	171,541	1,645	132	172,900	1,509	121
Credit risk IRB method
Financial institutions (2)	67,352	17,305	1,384	76,789	19,612	1,569
Corporates	71,227	42,054	3,364	61,977	36,202	2,896
Securitization positions	7,804	8,744	700	10,021	8,254	660
Without counterparty	150	150	12	149	149	12
Total credit risk IRB method	146,533	68,253	5,460	148,936	64,217	5,137
Foreign exchange risks	n.a.	1,404	112	n.a	2,221	178
Commodities risk	n.a.	67	5	n.a.	—	—
Operational risk	n.a.	3,660	293	n.a	3,549	284
Total Basel II	318,074	75,029	6,002	321,836	71,496	5,720

Basel I-based additional requirement(3)	n.a.	—	—	n.a.	—	—
Total Basel II incl. additional requirement	318,074	75,029	6,002	321,836	71,496	5,720

Total Basel I	n.a.	90,629	7,250	n.a.	84,754	6,780

(1) EAD shows the size of the outstanding exposure at default.

(2) Of which counterparty risk in derivatives: Exposure at default (“EAD”) Skr 5,656 million (year-end 2012: Skr 9,269 million), Risk weighted claims Skr 2,098 million (year-end 2012: Skr 3,442 million) and Required capital Skr 168 million (year-end 2012: 275 million).

(3) The item “Adjustment according to transitional rules” is calculated in accordance with §5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cancellation of payments by a counterparty (PD) for the exposure classes where PD is estimated internally.

	December 31, 2013					December 31, 2012
Consolidated Group Skr mn	AAA 0,02%	AA+ to A- 0,02 - 0,15%	BBB+ to BBB- 0,21 - 0,44%	BB+ to B- 0,79 - 10,05%	CCC to D 28,98- 100%	AAA 0,02%	AA+ to A- 0,02 - 0,15%	BBB+ to BBB- 0,21 - 0,44%	BB+to B-0,79 - 10,05%	CCC to D 28,98 - 100%
Financial institutions
EAD	—	64,017	3,334	1	—	899	70,969	4,678	243	—
Average PD in %	—	0.09	0.28	0.79	—	0.02	0.08	0.27	0.79	—
Average LGD in %	—	41.9	45.0	45.0	—	45.0	42.2	45.0	45.0	—
Average riskweight in %	—	24.3	52.9	89.4	—	15.3	23.8	50.7	89.4	—
Corporates
EAD	888	22,408	32,789	14,921	222	898	19,062	29,482	12,344	191
Average PD in %	0.02	0.11	0.31	1.08	33.28	0.02	0.11	0.30	1.09	33.79
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average riskweight in %	15.3	33.6	58.3	98.9	238.8	15.3	33.9	57.8	98.2	235.8

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however exempted the company, until December 31, 2015, for some exposures. For exposures exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Exchange rate risks

The exchange rate risks are calculated on reported values according to the so-called two-step method.

Commodities risk

Capital requirements for commodity risk have been calculated in accordance with the Simple method. SEK has not previously set aside capital for commodity risk under pillar 1, but an extremely limited commodity risk was identified in connection with measures to improve risk measurement methods. The capital requirement for commodity risk of Skr 5 million corresponds to 0.1 percent of SEK’s total capital requirements at December 31, 2013.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. Until the third quarter of 2011, SEK used the basic indicator approach. As of the third quarter of 2011, SEK now applies the Standardized Approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operational income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2012, the legislature determined to further extend the transitional rules until the end of 2013. According to the new European Capital Requirements Regulation (CRR), that will go into effect on January 2014, the Swedish legislature may grant banks waivers from the Basel 1 floor. However, the Swedish Financial Supervisory Authority does not intend to grant waivers from the Basel 1 floor, which means that the Basel 1 floor will continue to be applicable in 2014. Taking into account the effects of the transitional rules does not require an increase in the capital requirement as of December 31, 2013.

Capital Adequacy Analysis (Pillar 1)

	Consolidated Group
	December 31, 2013		December 31, 2012
	Basel II	Basel II, incl. transitional rules	Basel II	Basel II, incl. transitional rules
Total capital adequacy	21.8%	21.8%	23.0%	23.0%
of which related to Core Tier-1 capital	19.5%	19.5%	19.8%	19.8%
of which related to Tier-1 capital	19.5%	19.5%	23.0%	23.0%
of which related to Tier-2 capital	2.3%	2.3%	0.0%	0.0%
Capital adequacy quota (total capital base/total required capital)	2.72	2.72	2.88	2.88

Note 28. Risk information

For further risk information, see Note 31.

The table of credit quality as per category in the statement of financial position and the table illustrating the link between statement of financial position categories and exposures according to Basel II contain book values. Other tables show nominal values, in accordance with internal risk monitoring.

Credit risk

The table below shows the maximum exposure to credit risk. The amounts are nominal values except for derivatives which are reported at booked values.

	December 31, 2013
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	8,337.3
Treasuries/government bonds	—	4,533.9	35.8
Other interest-bearing securities except loans	2,189.7	42,598.2	19,482.0
Loans in the form of interest-bearing securities	1,211.8	—	59,248.9
Loans to credit institutions	—	—	25,626.5
Loans to the public	—	—	144,657.5
Derivatives	14,227.9	—	—
Total financial assets	17,629.4	47,132.1	257,388.0

	December 31, 2012
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	2,338.2
Treasuries/government bonds	—	4,245.0	848.9
Other interest-bearing securities except loans	2,764.0	13,095.3	61,880.9
Loans in the form of interest-bearing securities	1,951.2	—	55,147.3
Loans to credit institutions	—	—	24,157.3
Loans to the public	—	—	130,142.6
Derivatives	25,711.2	—	—
Total financial assets	30,426.4	17,340.3	274,515.2

Maximum exposure to credit risk for “Loans to credit institutions” and “Loans to the public” includes undisbursed loans at year-end, entered at nominal value.

The table below displays the credit quality after risk mitigation (net) as per category in the statement of financial position. The amounts are book values.

Consolidated Group	December 31, 2013
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	8,337.3	4,669.9	3,667.4	—	—	—
Treasuries/government bonds	4,594.8	3,837.7	721.0	36.1	—	—
Other interest-bearing securities except loans	64,151.1	5,954.4	55,368.6	1,905.2	828.9	94.0
Loans in the form of interest-bearing securities	60,957.7	16,301.7	19,015.6	19,361.2	6,279.2	—
Loans to credit institutions	24,819.1	2,935.8	18,403.1	3,479.1	1.1	—
Loans to the public	125,552.9	78,201.9	24,337.7	14,087.8	8787.0	138.5
Derivatives	14,227.9	—	12,660.2	1,567.7	—	—
Total financial assets	302,640.8	111,901.4	134,173.6	40,437.1	15,896.2	232.5
Committed undisbursed loans	20,480.2	6,386.1	7,702.6	905.8	5,483.0	2.7

Consolidated Group	December 31, 2012
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	2,338.2	—	2,338.2	—	—	—
Treasuries/government bonds	5,111.5	4,261.0	814.4	36.0	—	—
Other interest-bearing securities except loans	77,693.3	10,896.8	65,089.2	439.1	1,170.7	97.6
Loans in the form of interest-bearing securities	57,889.8	15,498.5	19,358.4	13,094.3	9,938.6	—
Loans to credit institutions	22,083.6	2,127.6	19,271.8	657.4	26.7	—
Loans to the public	115,478.2	20,428.9	57,765.2	25,961.6	11,195.7	126.7
Derivatives	25,711.2	—	21,560.6	4,150.6	—	—
Total financial assets	306,305.8	53,212.8	186,197.8	44,339.0	22,331.7	224.3
Committed undisbursed loans	25,915.1	7,848.0	7,641.7	3,926.1	6,486.4	12.9

The credit quality of financial assets is evaluated by use of internal or external rating.

The table below illustrates the link between the statement of financial position categories and net exposures according to Basel II.

	December 31, 2013
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	4.6	—	10.1	0.2	14.9	Central governments
Other interest-bearing securities except loans	64.2	0.1	42.8	52.9	160.0	Government export credit agencies
Loans in the form of interest-bearing securities	61.0	-0.5	-40.7	—	19.8	Regional governments
Loans to credit institutions including cash and cash equivalents(1)	33.1	-14.4	-18.1	0.2	0.8	Multilateral development banks
Loans to the public	125.6	-0.4	-64.1	6.4	67.5	Financial institutions
	—	—	71.8	1.5	73.3	Corporates
Derivatives	14.2	-7.9	-6.3	—	—
	—	—	7.8	—	7.8	Securitization positions
Total financial assets	302.7	-23.1	3.3	61.2	344.1

	December 31, 2012
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	5.1	—	3.9	0.8	9.8	Central governments
Other interest-bearing securities except loans	77.7	—	29.3	55.0	162.0	Government export credit agencies
Loans in the form of interest-bearing securities	57.9	-0.8	-33.7	0.2	23.6	Regional governments
Loans to credit institutions including cash and cash equivalents(1)	24.4	-2.8	-21.2	—	0.4	Multilateral development banks
Loans to the public	115.5	-0.8	-48.4	10.9	77.2	Financial institutions
	—	—	60.1	3.5	63.6	Corporates
Derivatives	25.7	-12.9	-12.8	—	—
	—	—	10.0	—	10.0	Securitization positions
Total financial assets	306.3	-17.3	-12.8	70.4	346.6

(1)   Skr 6.9 billion (2011: Skr 2.5 billion) of the book value for Loans to credit institutions is cash collateral provided by SEK.

Reduction in derivative exposures from applying netting under current ISDA Master Agreements according to Basel II regulations regarding counterparty risk in derivative transactions amounts to Skr 7.9 billion (2012: Skr 12.9 billion). For further information regarding counterparty risk in derivative transactions under Basel II, see Note 31.

Total credit exposures Consolidated Group

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to Basel II, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values. The credit exposures by region have changed according to the internal region and the comparative figures have been updated accordingly. In tables showing the geographic distribution of exposures, North America excludes Central America.

Total net exposures

	Total				Loans and interest-bearing securities				Undisbursed loans, derivatives, etc
Skr bn	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	14.9	4	9.8	3	14.7	5	9.0	3	0.2	0	0.8	1
Government export credit agencies	160.0	47	162.0	47	107.1	38	107.0	39	52.9	86	55.0	78
Regional governments	19.8	6	23.6	7	19.8	7	23.4	9	—	—	0.2	0
Multilateral development banks	0.8	0	0.4	0	0.6	0	0.4	0	0.2	0	—	—
Financial institutions	67.5	20	77.2	22	61.1	22	66.3	24	6.4	11	10.9	16
Corporates	73.3	21	63.6	18	71.8	25	60.1	22	1.5	3	3.5	5
Securitization positions	7.8	2	10.0	3	7.8	3	10.0	4	—	—	—	—
Total	344.1	100	346.6	100	282.9	100	276.2	100	61.2	100	70.4	100

Credit exposures allocation between IRB-approach and the standardized approach

	December 31, 2013		December 31, 2012
Skr bn	Net exposures	Share	Net exposures	Share
Standardized approach
Central governments	14.9	4.3	9.8	2.8
Government export credit agencies	160.0	46.5	162.0	46.8
Regional governments	19.8	5.8	23.6	6.8
Multilateral development banks	0.8	0.2	0.4	0.1
Corporates	0.7	0.2	0.4	0.1
Sum Standardized approach	196.2	57.0	196.2	56.6
IRB method
Financial institutions	67.5	19.6	77.2	22.3
Corporates	72.6	21.1	63.2	18.2
Securitization positions	7.8	2.3	10.0	2.9
Sum IRB method	147.9	43.0	150.4	43.4
Total	344.1	100.0	346.6	100.0

Credit exposures by region and exposure class

Gross exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	1.5	6.4	—	—	—	30.1	8.5	2.3	0.0	48.8
Government export credit agencies	—	—	—	—	—	—	—	0.2	—	0.2
Regional governments	0.6	—	—	—	—	—	10.1	2.5	—	13.2
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Financial institutions	0.9	0.8	2.7	5.2	3.8	0.2	19.2	25.6	0.4	58.8
Corporates	13.4	24.4	7.7	23.0	0.6	12.9	75.6	44.4	13.2	215.2
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	16.4	31.6	10.4	30.0	6.1	43.2	113.4	79.4	13.6	344.1

Gross exposure by region and exposure class, as of December 31, 2012

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	0.9	6.9	—	—	—	30.2	3.9	0.8	0.0	42.7
Government export credit agencies	—	—	—	—	—	—	—	2.9	—	2.9
Regional governments	0.6	—	—	—	—	—	9.9	5.8	—	16.3
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	0.5	0.6	0.3	9.1	8.8	—	18.6	32.2	0.5	70.6
Corporates	8.2	28.6	11.2	18.4	0.6	13.4	71.1	37.9	14.7	204.1
Securitization positions	—	—	—	2.6	2.5	—	—	4.9	—	10.0
Total	10.2	36.1	11.5	30.1	11.9	43.6	103.5	84.5	15.2	346.6

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	8.6	3.8	2.5	14.9
Government export credit agencies	—	0.8	—	4.5	—	—	136.6	18.1	—	160.0
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure by region and exposure class, as of December 31, 2012

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	4.2	2.6	3.0	9.8
Government export credit agencies	—	0.6	—	5.3	—	—	140.3	15.8	—	162.0
Regional governments	—	—	—	—	—	—	17.5	6.1	—	23.6
Multilateral development banks	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	0.7	0.3	11.9	8.8	—	13.6	41.4	0.5	77.2
Corporates	1.0	1.6	2.0	1.9	0.1	3.5	40.6	12.5	0.4	63.6
Securitization positions	—	—	—	2.6	2.5	—	—	4.9	—	10.0
Total	1.0	2.9	2.3	21.7	11.4	3.5	216.2	83.7	3.9	346.6

Credit exposures to European countries by exposure class and risk mitigation method

In light of the ongoing European sovereign debt crisis, the tables below aim to describe SEK’s exposures to European countries. The effects of the crisis are observed and analyzed using scenario analyses as part of the internal capital adequacy assessment (ICAAP), described in Note 31. In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments - outstanding credits as well as agreed, but undisbursed credits - there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, the company views its loan facility with the Swedish National Debt Office as available funds, despite the fact that no funds have been drawn under this loan facility. SEK ensures that it does not purchase credit derivatives (CDSs) with shorter maturities than the assets whose risk the credit derivatives are intended to mitigate. The first column of the risk mitigation tables shows gross exposures, i.e. exposures excluding guarantees and credit risk derivatives, for respective countries. The next two columns show outgoing risk mitigation, in the form of guarantees and credit risk derivatives. Outgoing risk mitigation results in a decrease in the exposure in the respective country as the original gross exposure is transferred to another country by means of risk mitigation. Additional risk mitigation means that an exposure, in the form of guarantees and credit risk derivatives, increases in the respective country as a result of including credit protection that is not reflected in the gross exposure. Additional risk mitigation results in increased exposure to the respective country. Figures in the column for net exposures, i.e. exposures after including guarantees and credit risk derivatives, are the sum of gross exposure, outgoing risk mitigation and additional risk mitigation, for the respective country.

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2013

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	2.2	—	2.2
Non-sovereign	10.9	-2.9	-0.6	1.2	2.4	11.0
France
Sovereign	0.7	—	—	9.3	—	10.0
Non-sovereign	4.2	-1.8	—	0.9	2.9	6.2
Germany
Sovereign	1.2	—	—	4.4	—	5.6
Non-sovereign	0.6	0.0	—	1.5	0.9	3.0
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	12.2	-3.2	-0.3	0.2	—	8.9
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	4.5	-1.6	—	—	—	2.9
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	14.6	-12.4	—	0.0	—	2.2
Poland
Sovereign	—	—	—	2.5	—	2.5
Non-sovereign	2.5	-2.5	—	—	—	—
Switzerland
Sovereign	—	—	—	—	—	—
Non-sovereign	1.4	-0.3	—	0.6	—	1.7
Italy
Sovereign	—	—	—	0.5	—	0.5
Non-sovereign	2.2	-2.2	—	—	—	0.0
Portugal
Sovereign	—	—	—	0.3	—	0.3
Non-sovereign	0.4	-0.3	—	—	—	0.1
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	10.0	-9.9	—	—	—	0.1
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	0.1	-0.1	—	—	—	—
Austria
Sovereign	0.2	—	—	—	—	0.2
Non-sovereign	0.6	—	—	0.1	—	0.7
Luxembourg
Sovereign	1.6	—	—	0.7	—	2.3
Non-sovereign	0.2	—	—	—	—	0.2
Latvia
Sovereign	0.0	—	—	—	—	0.0
Non-sovereign	0.6	—	—	—	—	0.6
Cyprus
Sovereign	—	—	—	—	—	—
Non-sovereign	0.4	-0.4	—	—	—	—
Other countries
Sovereign	0.0	-0,0	—	—	—	—
Non-sovereign	0.8	-0.5	—	0.1	—	0.4
Total	69.9	-38.1	-0.9	24.5	6.2	61.6

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2012

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	3.1	—	3.1
Non-sovereign	12.3	-3.5	-1.1	1.0	3.8	12.5
France
Sovereign	—	—	—	2.9	0.0	2.9
Non-sovereign	5.4	-3.8	—	0.3	2.2	4.1
Germany
Sovereign	5.4	—	—	4.5	0.0	9.9
Non-sovereign	1.7	—	—	1.1	1.1	3.9
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	11.2	-1.6	-0.3	0.2	—	9.5
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	4.9	-1.4	-0.6	—	—	2.9
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	9.5	-6.6	—	0.1	0.1	3.1
Poland
Sovereign	—	—	—	3.0	—	3.0
Non-sovereign	3.0	-3.0	—	—	—	—
Switzerland
Sovereign	—	—	—	0.0	—	0.0
Non-sovereign	—	—	—	0.4	—	0.4
Italy
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	2.9	-2.9	—	0.1	—	0.1
Portugal
Sovereign	—	—	—	0.4	—	0.4
Non-sovereign	0.5	-0.4	—	—	—	0.1
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	10.7	-10.7	—	—	—	0.0
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	0.1	-0.1	—	—	—	—
Austria
Sovereign	0.2	—	—	—	—	0.2
Non-sovereign	1.3	—	—	0.0	—	1.3
Luxembourg
Sovereign	1.7	—	—	0.5	—	2.2
Non-sovereign	0.6	-0.1	—	—	—	0.5
Latvia
Sovereign	0.0	—	—	—	—	0.0
Non-sovereign	0.6	—	—	—	—	0.6
Cyprus
Sovereign	—	—	—	—	—	—
Non-sovereign	0.4	-0.4	—	—	—	—
Other countries
Sovereign	0.0	0.0	—	—	—	0.0
Non-sovereign	1.5	-0.4	-0.2	0.0	—	0.9
Total	73.9	-34.9	-2.2	18.2	7.2	62.2

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2013

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	18.6	—	—	143.6	—	162.2
Non-sovereign	94.8	-33.3	-5.0	5.0	0.0	61.5
Norway
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	4.9	-0,0	-0.9	1.3	—	5.3
Finland
Sovereign	0.7	—	—	1.8	—	2.5
Non-sovereign	10.6	-3.5	-1.6	0.4	0.5	6.4
Iceland
Sovereign	—	—	—	0.5	—	0.5
Non-sovereign	1.0	-0.8	—	—	—	0.2
Denmark
Sovereign	0.7	—	—	0.1	—	0.8
Non-sovereign	5.2	—	—	1.3	0.2	6.7
Total	136.5	-37.6	-7.5	154.6	0.7	246.7

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2012

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	13.8	—	—	148.2	—	162.0
Non-sovereign	89.7	-31.4	-5.9	1.8	0.0	54.2
Norway
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	4.5	0.0	-0.9	1.3	—	4.9
Finland
Sovereign	0.9	—	—	2.0	—	2.9
Non-sovereign	11.1	-3.6	-1.5	0.3	0.6	6.9
Iceland
Sovereign	—	—	—	0.5	—	0.5
Non-sovereign	1.0	-0.8	—	—	—	0.2
Denmark
Sovereign	1.4	—	—	0.2	—	1.6
Non-sovereign	6.9	—	-0.3	1.0	0.2	7.8
Total	129.3	-35.8	-8.6	155.9	0.8	241.6

“Sovereign” consists of central governments, government export credit agencies, regional governments and multilateral development banks. “Non-sovereign” consists of financial institutions, corporate and securitization positions.

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2013

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Spain	—	—	—	—	0.3	13.4	0.9	14.6
The Netherlands	—	—	—	—	7.7	4.2	0.3	12.2
Finland	—	—	0.7	—	0.5	10.1	—	11.3
United Kingdom	—	—	—	—	4.8	5.6	0.5	10.9
Russia	—	—	—	—	—	10.0	—	10.0
Denmark	—	—	0.7	—	3.1	2.1	—	5.9
Norway	—	—	—	—	3.9	1.0	—	4.9
France	0.7	—	—	—	2.7	1.5	—	4.9
Ireland	—	—	—	—	0.4	1.6	2.5	4.5
Poland	—	—	—	—	—	2.5	—	2.5
Italy	—	—	—	—	—	2.2	—	2.2
Germany	0.1	—	1.1	—	0.3	0.3	—	1.8
Luxembourg	1.5	—	—	0.1	0.0	0.2	—	1.8
Switzerland	—	—	—	—	1.1	0.3	—	1.4
Iceland	—	—	—	—	—	1.0	—	1.0
Austria	—	0.2	—	—	0.6	0.0	—	0.8
Latvia	0.0	—	—	—	0.2	0.4	—	0.6
Portugal	—	—	—	—	—	0.3	0.1	0.4
Cyprus	—	—	—	—	—	0.4	—	0.4
Greece	—	—	—	—	—	0.1	—	0.1
Other countries	0.0	—	—	—	0.4	0.4	—	0.8
Total	2.3	0.2	2.5	0.1	26.0	57.6	4.3	93.0

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2012

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United Kingdom	—	—	—	—	6.0	5.7	0.6	12.3
Finland	—	0.0	0.9	—	1.9	9.2	—	12.0
The Netherlands	—	—	—	—	8.7	1.8	0.7	11.2
Russia	—	—	—	—	—	10.7	—	10.7
Spain	—	—	—	—	0.1	8.4	1.0	9.5
Denmark	0.8	—	0.6	—	4.7	2.2	—	8.3
Germany	—	1.0	4.3	—	1.6	0.2	—	7.1
France	—	—	—	—	3.7	1.7	—	5.4
Ireland	—	—	—	—	0.6	1.8	2.5	4.9
Norway	—	—	—	—	3.5	1.0	—	4.5
Poland	—	—	—	—	—	3.0	—	3.0
Italy	—	—	—	—	—	2.9	—	2.9
Luxembourg	—	1.7	—	0.0	0.1	0.5	—	2.3
Austria	—	0.2	—	—	1.3	0.0	—	1.5
Iceland	—	—	—	—	—	1.0	—	1.0
Latvia	0.0	—	—	—	0.2	0.4	—	0.6
Portugal	—	—	—	—	—	0.4	0.1	0.5
Cyprus	—	—	—	—	—	0.4	—	0.4
Greece	—	—	—	—	—	0.1	—	0.1
Other countries	0.0	—	—	—	0.3	1.2	—	1.5
Total	0.8	2.9	5.8	0.0	32.7	52.6	4.9	99.7

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2013

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
France	0.7	9.3	—	—	6.2	—	—	16.2
United Kingdom	—	2.2	—	—	8.6	1.9	0.5	13.2
The Netherlands	—	—	—	—	7.7	0.9	0.3	8.9
Finland	0.6	1.0	0.9	—	1.2	5.2	—	8.9
Germany	—	4.3	1.3	—	1.6	1.4	—	8.6
Denmark	—	0.2	0.6	—	4.9	1.8	—	7.5
Norway	—	0.6	—	—	5.2	0.1	—	5.9
Ireland	—	—	—	—	—	0.4	2.5	2.9
Poland	2.5	—	—	—	—	—	—	2.5
Luxembourg	1.5	0.0	—	0.8	0.0	0.2	—	2.5
Spain	—	—	—	—	0.2	1.1	0.9	2.2
Switzerland	—	—	—	—	1.5	0.2	—	1.7
Austria	0.2	—	—	—	0.7	—	—	0.9
Iceland	0.5	—	—	—	—	0.2	—	0.7
Italy	—	0.5	—	—	—	0.0	—	0.5
Portugal	0.3	—	—	—	—	—	0.1	0.4
Belgium	—	—	—	—	0.1	0.2	—	0.3
Greece	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	—	0.4	0.4	—	0.8
Total	6.3	18.1	2.8	0.8	38.3	14.0	4.3	84.6

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2012

Skr bn	Central governments	Government export credit agencies	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
United Kingdom	—	3.1	—	—	10.8	1.1	0.6	15.6
Germany	—	5.5	4.4	—	2.9	1.0	—	13.8
Finland	0.7	1.1	1.1	—	2.6	4.3	—	9.8
The Netherlands	—	—	—	—	8.0	0.8	0.7	9.5
Denmark	0.8	0.2	0.6	—	6.2	1.6	—	9.4
France	—	2.9	—	—	4.1	—	—	7.0
Norway	—	0.6	—	—	4.8	0.1	—	5.5
Spain	—	—	—	—	0.3	1.8	1.0	3.1
Poland	3.0	—	—	—	—	—	—	3.0
Ireland	—	—	—	—	—	0.4	2.5	2.9
Luxembourg	—	1.8	—	0.4	0.0	0.5	—	2.7
Austria	0.2	—	—	—	1.3	—	—	1.5
Iceland	0.5	—	—	—	—	0.2	—	0.7
Italy	—	0.6	—	—	—	0.1	—	0.7
Portugal	0.4	—	—	—	—	—	0.1	0.5
Switzerland	—	0.0	—	—	0.4	—	—	0.4
Belgium	—	—	—	—	0.0	0.3	—	0.3
Greece	—	—	—	—	—	—	—	—
Other countries	0.0	—	—	—	0.5	0.7	—	1.2
Total	5.6	15.8	6.1	0.4	41.9	12.9	4.9	87.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 6.0 billion at December 31, 2013 (year-end 2012: Skr 7.2 billion). SEK does not have any net exposures to counterparties in Greece.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December 31, 2013 (year-end 2012: Skr 0.1 billion). The gross exposure is guaranteed in full by counterparties in other countries.

Corporate exposures by industry (GICS)

	December 31, 2013		December 31, 2012
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	78.3	7.6	75.3	6.8
Financials	37.4	18.3	28.8	15.0
Industrials	29.0	13.5	31.7	13.4
Materials	28.9	11.1	28.4	10.3
Consumer goods	15.3	12.6	14.8	10.3
Utilities	14.2	6.1	12.4	3.6
Health Care	7.4	2.8	7.3	2.8
Energy	4.3	1.2	4.9	1.4
Other	0.4	0.1	0.5	0.0
Total	215.2	73.3	204.1	63.6

Asset-Backed Securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of December 31, 2013 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

	December 31, 2013							... of which	... of which	... of which		... of which		... of which		... of which		... of which		... of which		... of which		... of which		... of which		... of which		... of which CDO
Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	rated ‘AAA’	rated ‘AA+’	rated ‘AA’		rated ‘AA-’		rated ‘A+’		rated ‘A’		rated ‘A-’		rated ‘BBB+’		rated ‘BBB’		rated ‘BBB-’		rated ‘BB’		rated ‘B+’		rated ‘CCC’
Australia	1,713	—	—	—	—	—	1,713	1,655	—	—		—		47	(3)	—		—		11	(3)	—		—		—		—		—
Germany	—	—	66	—	—	—	66	—	—	66	(3)	—		—		—		—		—		—		—		—		—		—
Ireland	818	—	—	—	—	1,461	2,279	1,461	—	—		—		—		—		—		—		—		393	(3)	252	(3)	173	(3)	—
Netherlands	329	—	—	—	—	—	329	329	—	—		—		—		—		—		—		—		—		—		—		—
Portugal	305	—	—	—	—	—	305	—	—	—		—		—		—		6	(3)	—		—		299	(3)	—		—		—
Spain	756	5	—	8	—	93	862	—	—	—		13	(3)	22	(3)	—		71	(3)	175	(3)	145	(3)	33	(3)	403	(3)	—		—
United Kingdom	487	—	—	—	—	4	491	353	—	134	(3)	—		—		4	(3)	—		—		—		—		—		—		—
United States	—	—	—	—	114	1,180	1,294	1,180	—	—		—		—		—		—		—		—		—		—		—		114	(4)
Total	4,408	5	66	8	114	2,738	7,339	4,978	—	200		13		69		4		77		186		145		725		655		173		114

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) Of these assets amounting to Skr 2,247 million, Skr 258 million still have the highest-possible rating from at least one of the rating institutions.

(4) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 469 million in total as of December 31, 2013, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 583 million.

Net exposures

	December 31, 2012							... of which	... of which		... of which		... of which		... of which		... of which		... of which		... of which		... of which	... of which		... of which		... of which		... of which CDO
Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	rated ‘AAA’	rated ‘AA+’		rated ‘AA’		rated ‘AA-’		rated ‘A+’		rated ‘A’		rated ‘A-’		rated ‘BBB+’		rated ‘BBB’	rated ‘BBB-’		rated ‘BB’		rated ‘B+’		rated ‘CCC’
Australia	2,555	—	—	—	—	—	2,555	2,555	—		—		—		—		—		—		—		—	—		—		—		—
Germany	—	26	66	—	—	—	92	26	66	(3)	—		—		—		—		—		—		—	—		—		—		—
Ireland	815	—	—	—	—	1,408	2,223	1,408	—		—		—		—		—		—		—		—	379	(3)	258	(3)	178	(3)	—
Netherlands	652	—	—	—	—	—	652	652	—		—		—		—		—		—		—		—	—		—		—		—
Portugal	315	—	—	—	—	—	315	—	—		—		—		—		—		156	(3)	—		—	159	(3)	—		—		—
Spain	819	28	—	23	—	131	1,001	—	—		—		28	(3)	57	(3)	225	(3)	97	(3)	393	(3)	—	—		201	(3)	—		—
United Kingdom	598	—	—	—	—	17	615	437	—		161	(3)	17	(3)	—		—		—		—		—	—		—		—		—
United States	—	—	—	—	133	1,978	2,111	1,978	—		—		—		—		—		—		—		—	—		—		—		133	(4)
Total	5,754	54	66	23	133	3,534	9,564	7,056	66		161		45		57		225		253		393		—	538		459		178		133

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) Of these assets amounting to Skr 2,375 million, Skr 244 million still have the highest-possible rating from at least one of the rating institutions.

(4) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 462 million in total as of December 31, 2012, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 595 million.

Market risk

The positions that SEK secure, relating to market risk, can be positions that are not valued at fair value in the statement of financial position according to IFRS. Thus, the financial risk estimated by SEK may differ from the changes in value recognized in operating profit or in other comprehensive income.

SEK assumes a one-percentage-point change in the market rate, as a parallel shift, for the sensitivity analyses relating to interest rate risk. SEK assesses a reasonable assumption that the average change in market rates will not exceed one percentage point over the next year. The calculation method has been improved during 2013. In the calculation, the difference between positive and negative shifts is associated with the fact that no negative interest rates are allowed.

Change in value if the market interest rate rises by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group

	2013			2012
Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	38.7	351.0	-34.2	270.2	585.2	-26.5
Swedish Skr	-453.0	94.6	-483.7	-568.7	75.9	-565.1
	-414.3	445.6	-517.9	-298.5	661.1	-591.6

Change in value if the market interest rate declines by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (-1%).

	2013			2012
Consolidated Group Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	-210.7	-323.9	19.5	-372.8	-481.7	11.9
Swedish Skr	492.7	-75.6	511.2	608.5	-76.2	604.1
	282.0	-399.5	530.7	235.7	-557.9	616.0

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

	December 31, 2013			December 31, 2012
Currency	Exchange rate	Portion a year- end %	Foreign currency position	Exchange rate	Portion at year-end %	Foreign currency position
SKR	1	91.6	n.a	1	76.9	n.a.
EUR	8.9430	2.4	-427.0	8.6166	6.1	-842.9
USD	6.5084	0.9	-154.0	6.5156	5.7	797.1
JPY	0.06179	1.9	-326.9	0.07563	7.3	-1,025.0
CHF	7.2931	1.0	174.0	7.1306	2.8	387.4
MXN	0.4981	0.7	-126.6	0.5020	0.3	-38.8
Others	—	1.5	-262.1	—	0.9	-132.8
Total foreign currency position		100.0	-1,122.6		100.0	-855.0

The FX risk is limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions excluding unrealized changes in fair value amounted to Skr -15.4 million (year-end 2012: Skr -4.4 million).

	December 31, 2013	December 31, 2012
Skr mn	Consolidated Group	Consolidated Group
Total assets	306,553.9	313,135.6
of which denominated in foreign currencies	243,919.2	242,135.8
Total liabilities	291,563.7	298,723.4
of which denominated in foreign currencies	245,041.6	242,990.8

Liquidity risk

Contractual flows

	As at 31 December 2013
Consolidated Group	Sum	Maturity < 1	Maturity 1 month <	Maturity 3 months < 1	Maturity 1	Maturity > 5
Skr mn	Cash Flow	month	3 months	year	year < 5 years	years	Discount effect	Book value
Financial Assets
Cash and cash equivalents	8,337.3	8,337.3	—	—	—	—	—	8,337.3
Treasuries/government bonds	4,649.0	269.6	2.8	2,955.7	1,420.9	—	-54.2	4,594.8
Other interest-bearing securities except loans	71,290.6	8,751.5	12,910.4	27,354.2	17,210.8	5,063.7	-7,139.5	64,151.1
Loans in the form of interest-bearing securities	69,170.5	163.8	2,850.5	8,956.2	43,932.0	13,268.0	-8,212.8	60,957.7
Loans to credit institutions	25,315.5	188.5	2,240.4	9,877.0	6,289.1	6,720.5	-496.4	24,819.1
Loans to the public	128,774.1	2,940.2	6,319.2	20,510.9	72,436.4	26,567.4	-3,221.2	125,552.9
Derivatives	17,588.4	437.6	3,033.4	4,265.1	5,783.0	4,069.3	-3,360.4	14,227.9
Total	325,125.4	21,088.5	27,356.7	73,919.1	147,072.2	55,688.9	-22,484.5	302,640.8

	As at 31 December 2013
Consolidated Group	Sum	Maturity < 1	Maturity 1 month <	Maturity 3 months < 1	Maturity 1	Maturity > 5
Skr mn	Cash Flow	month	3 months	year	year < 5 years	years	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-8,266.8	-98.3	0.0	-9.8	-8,158.7	0.0	10.7	8,256.1
Borrowing from the public	-60.3	-0.1	0.0	-0.4	-59.8	0.0	1.0	59.3
Senior securities issued	-288,549.9	-4,085.6	-19,553.3	-71,005.5	-148,188.8	-45,716.7	27,649.6	260,900.4
Derivatives	-6,231.7	-288.5	-2,718.9	-503.4	-2,923.7	202.8	-10,556.3	16,788.0
Subordinated securities issued	-1,979.0	0.0	0.0	-46.8	-187.1	-1,745.1	372.1	1,606.9
Total	-305,087.7	-4,472.5	-22,272.2	-71,565.9	-159,518.1	-47,259.0	17,477.1	287,610.7

Commitments
Committed undisbursed loans	3,539.0	-621.0	-7,173.7	-8,142.5	-11,614.1	31,090.3		20,480.2

Cash flow surplus (+) / deficit (-)	23,576.7	15,995.0	-2,089.2	-5,789.3	-24,060.0	39,520.2

Accumulated cash flow surplus (+) / deficit	23,576.7	15,995.0	13,905.8	8,116.5	-15,943.5	23,576.7

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 35.1 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 80 billion which can be used within the Swedish State’s export credit support system. With regard to liabilities with maturity between one and five years, SEK has the intention to refinance these through borrowing on the financial markets or decide not to call the debt where SEK has the option.

Repayments subject to notice for liabilities and hedging derivatives  are treated as if notice were to be given immediately, whether it is SEK or the counterparty  that has the right to demand early redemption. Assets with repayments subject to notice are assumed to occur on the maturity date. In 2012, assets with repayments subject to notice were assumed to occur on the first call date. “Subordinated securities issued” which consists of a Dated Subordinated Instrument in 2013 and  two Subordinated Instruments without maturity date in 2012,  was assumed not to be repaid at the time of the first redemption date.

Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”. Cash flows for cash collaterals are assumed to have the same maturity profile as related derivatives.

Items other than financial instruments with an approximate expected recovery time of less than 12 months: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. For information regarding liquidity risk, see Note 31 to the Consolidated Financial Statements. The amounts above contain interest.

	As at 31 December 2012
Consolidated Group	Sum	Maturity < 1	Maturity 1 month <	Maturity 3 months < 1	Maturity 1	Maturity > 5
Skr mn	Cash Flow	month	3 months	year	year < 5 years	years	Discount effect	Book value
Financial Assets
Cash and cash equivalents	2,338.2	2,338.2	—	—	—	—	—	2,338.2
Treasuries/government bonds	5,132.6	1.1	2,058.6	2,062.2	1,010.6	0.0	-21.1	5,111.5
Other interest-bearing securities except loans	84,893.7	10,936.2	17,350.1	30,676.7	20,995.1	4,935.6	-7,200.4	77,693.3
Loans in the form of interest-bearing securities	63,797.9	-18.8	1,296.3	5,337.3	45,350.7	11,832.4	-5,908.1	57,889.8
Loans to credit institutions	23,732.9	5,303.8	787.2	2,082.9	7,882.1	7,677.0	-1,649.3	22,083.6
Loans to the public	115,126.8	2,855.3	5,728.0	17,544.5	63,251.4	25,747.6	351.4	115,478.2
Derivatives	40,843.7	607.7	6,756.7	14,662.7	12,010.4	6,806.2	-15,132.5	25,711.2
Total	335,865.8	22,023.6	33,976.9	72,366.3	150,500.2	56,998.8	-29,560.0	306,305.8

	As at 31 December 2012
Consolidated Group	Sum	Maturity < 1	Maturity 1 month <	Maturity 3 months < 1	Maturity 1	Maturity > 5
Skr mn	Cash Flow	month	3 months	year	year < 5 years	years	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-14,287.3	-14,276.4	-0.7	-10.1	—		-203.0	14,490.3
Borrowing from the public	-82.8	—	-65.2	-17.6	—	—	25.9	56.9
Senior securities issued	-290,244.5	-5,100.6	-34,879.6	-75,187.0	-142,981.2	-32,096.0	32,154.4	258,090.1
Derivatives	-9,492.1	-711.9	-589.6	-1,165.7	-5,455.7	-1,569.2	-6,928.9	16,421.0
Subordinated securities issued	-2,313.6	0.0	-10.0	-45.1	-240.7	-2,017.8	-699.1	3,012.7
Total	-316,420.4	-20,089.0	-35,545.2	-76,425.5	-148,677.6	-35,683.0	24,349.4	292,071.0

Commitments
Committed undisbursed loans	5,893.3	-6,651.2	-4,752.4	-3,584.0	11,924.2	8,956.7		25,915.1

Cash flow surplus (+) / deficit (-)	25,338.7	-4,716.6	-6,320.8	-7,643.3	13,746.8	30,272.5

Accumulated cash flow surplus	25,338.7	-4,716.6	-11,037.4	-18,680.7	-4,933.9	25,338.7

Liquidity(1) reserve as of December 31, 2013

Market value
Skr mn	Total	SKR	EUR	USD	Other
Cash and holdings in banks available overnight	8,337.3	6,501.8	208.8	1,327.8	298.9
Securities issued or guaranteed by sovereigns, cen	6,131.3	52.1	4,205.5	1,873.7	—
Securities issued or guaranteed by municipalities	5,106.0	3,132.5	670.6	1,302.9	—
Covered bonds issued by other institutions	6,174.5	3,899.7	1,992.9	281.9	—
Securities issued by non-financial corporates	1,147.0	1,147.0	—	—	—
Total	26,896.1	14,733.1	7,077.8	4,786.3	298.9

Liquidity(1) reserve as of 31 December, 2012

Market value
Skr mn	Total	SKR	EUR	USD	Other
Cash and holdings in banks available overnight	2,190.2	2,190.2	—	—	—
Securities issued or guaranteed by sovereigns, cen	6,156.0	1,247.5	1,965.0	2,135.1	808.4
Securities issued or guaranteed by municipalities	9,840.7	4,799.0	2,776.0	2,157.3	108.4
Covered bonds issued by other institutions	5,026.1	4,688.5	337.6	—	—
Securities issued by non-financial corporates	848.9	848.9	—	—	—
Total	24,061.9	13,774.1	5,078.6	4,292.4	916.8

(1) The Liquidity reserve is a part of SEK’s liquidity placements see Note 11.

For information regarding liquidity risk, see Note 31.

Note 29. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

• the shareholder, i.e. the Swedish State;

•  companies and organizations that are controlled through a common owner, the Swedish State; and

•  key management personnel.

The Swedish State owns 100 percent of the company’s share capital. By means of direct guarantees extended by the National Debt Office and EKN — The Swedish Export Credits Guarantee Board, supported by the full faith and credit of Sweden, 43.5 percent (year-end 2012: 44.8 percent) of the company’s outstanding loans on December 31, 2013 were guaranteed by the State. The remuneration for these guarantees during 2013 amounted to Skr 203.2 million (2012: Skr 212.3 million; 2011: Skr 238.7 million). SEK administers, in return for compensation, the State’s export credit support system, and the State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system (see Note 1(d) and Note 25).

During 2013 SEK had a Skr 100 billion (2012:Skr 100 billion) credit facility with the Swedish National Debt Office. The remuneration for this credit facility during 2013 amounted to Skr 22 million (2012: Skr 17.0 million, 2011: Skr 17.0 million)  The Swedish parliament has also authorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2013, both the credit facility and the ability to purchase state guarantees were extended for 2014, though the credit facility amount has changed to Skr 80 billion.

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

Key management personnel include the following positions:

•     The Board of Directors;

•     The President and CEO; and

•     Other members of the Executive Committee.

For information about remuneration and other benefits to key management personnel see Note 5, “Personnel expenses”.

The following table further summarizes the Consolidated Group’s transactions with its related parties:

	2013
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	3,839.2	3.4	—	—	3,839.2	3.4
Other interest-bearing securities except loans	—	—	2,177.4	15.2	2,177.4	15.2
Loans in the form of interest-bearing securities	—	—	1,700.4	42.8	1,700.4	42.8
Loans to credit institutions	—	—	1,888.6	19.1	1,888.6	19.1
Loans to the public	—	—	456.0	13.1	456.0	13.1
Due from the State	953.2	—	—	—	953.2	—
Total	4,792.4	3.4	6,222.4	90.2	11,014.8	93.6
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	254.4	—	—	—	254.4	—
Total	254.4	—	—	—	254.4	—

	2012
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	3,452.6	28.5	—	—	3,452.6	28.5
Other interest-bearing securities except loans	—	—	2,571.5	68.4	2,571.5	68.4
Loans in the form of interest-bearing securities	—	—	1,100.0	36.8	1,100.0	36.8
Loans to credit institutions	—	—	1,708.8	13.8	1,708.8	13.8
Loans to the public	—	—	451.8	12.3	451.8	12.3
Due from the State	2,161.0	—	—	—	2,161.0	—
Total	5,613.6	28.5	5,832.1	131.3	11,445.7	159.8
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	128.4	—	—	—	128.4	—
Total	128.4	—	—	—	128.4	—

	2011
	The shareholder, i.e. the Swedish State		Companies and organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,995.3	13.2	—	—	1,995.3	13.2
Other interest-bearing securities except credits	—	—	3,369.7	79.4	3,369.7	79.4
Credits in the form of interest-bearing securities	—	—	1,200.4	30.1	1,200.4	30.1
Credits to credit institutions	—	—	1,959.9	24.0	1,959.9	24.0
Credits to the public	—	—	538.1	8.0	538.1	8.0
Due from the State	2,113.8	—	—	—	2,113.8	—
Total	4,109.1	13.2	7,068.1	141.5	11,177.2	154.7
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	115.7	—	—	—	115.7	—
Total	115.7	—	—	—	115.7	—

Note 30. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Note 31. Risk and Capital management.

During 2013, there were no significant changes to SEK’s objectives, principles or, risk management methods. Methods of measuring market risk have been significantly improved. Furthermore, an aggregated risk measure, that includes the most relevant market risks, has been introduced and limited. The main changes in risk exposure are an increase of credit spread risk, attributed to classification of new liquidity placements, and less exposure to the USD/EUR basis swap risk. SEK has during 2013 further developed the risk framework for operational risk and has defined risk appetite for losses from incidents as well as for which types of incidents that typically fall outside the risk appetite. SEK has also decided on criteria that should form the basis, for assessing the risk level for operational risk.

In 2013 SEK carried out two transactions for the first time in a long period in which it used risk mitigation via a private insurance company.

At December 31, 2013, SEK’s risk-weighted amount (RWA), as calculated in accordance with Basel II were equal to Skr 75.0 billion (year-end 2012: Skr 71.5 billion), which implies a Core Tier-1 capital ratio of 19.5 percent (year-end 2012: 19.8 percent), a Tier-1 capital ratio of 19.5 percent (year-end 2012: 23.0 percent) and a total capital adequacy ratio of 21.8 percent (year-end 2012: 23.0 percent). For further information on capital adequacy, see Note 27.

During 2013, SEK continued to put much effort into preparing for the regulatory reforms. SEK is well-prepared for the regulatory changes (that are currently known) and will be able to meet the CRR and the CRD IV capital and liquidity requirements as well as EMIR requirements for OTC-derivatives in due time. It is believed that the overall effect of the new regulations, once fully implemented, will be to reduce the Core Tier-1 capital ratio by around three percentage points. In summary, SEK’s assessment is that SEK’s expected available capital amply covers the expected risks in the different scenarios that SEK envisages, in a way that supports SEK’s strong creditworthiness.

For 2013, this section also includes sustainability risks.

Risk, liquidity and capital management

Risk management is a key factor in SEK’s ability to offer its customers competitive financing solutions and develop SEK’s business activities, and thus contribute to the company’s long-term development.

Providing its customers with financial solutions and products causes SEK to expose itself to various risks that have to be managed. The company’s profitability is directly dependent on its ability to assess, manage and price these risks, while at the same time retaining sufficient capital strength to be able to cope with unforeseen developments. As a state owned company, SEK has a responsibility to act with integrity and with due diligence in order to mitigate environmental and social risks in lending transactions. For these reasons, risk management is a constant priority for SEK and is continually being developed. Support from SEK’s Board of Directors (the Board), a clear line of decision-making, awareness of risk among our employees, uniform definitions and principles, control of risks incurred within an approved framework and transparency in external accounts form the cornerstones of SEK’s risk and capital management. SEK’s risk capacity form the outer constraints for SEK’s strategy and is expressed in the form of capital targets. Within these constraints the Board determines the risk appetite, which defines the level and type of risk that the company is prepared to assume in order to achieve its strategic goals.

It is not only in transactions with customers that risk management skills are vital for success. Based on SEK’s strategy, which has been used for many years, SEK’s borrowing activities benefit from the market’s different types of risk preferences. SEK has a conservative policy on liquidity and funding risk, which means, for example, that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility.

SEK annually assesses the development of its future capital requirements and available capital, primarily in connection with its yearly three-year business plan. One of the aims of this internal capital adequacy assessment (ICAAP) is to ensure that the size of SEK’s capital is sufficiently in line with risks and supports a strong level of creditworthiness. In summary, the conclusion of this assessment is that the expected available capital amply covers the company’s expected risks in the various scenarios envisaged by the company.

Risk management and risk control

SEK defines risk as the probability of a negative deviation from an expected financial outcome. Risk is a balancing of the probability of and consequence of any given event. The term “risk” is generally only used when there is at least one negative consequence of an event. This balancing means that the overall risk may be high, even if the probability is low, if the consequences are serious. Risk management includes all activities that affect the assumption of risk, i.e., SEK’s processes and systems that identify measure, analyze, monitor and report risks at an early stage. Adequate internal control, consisting of a set of rules, systems and procedures and monitoring the adherence to such rules, is designed to ensure that the company is run in a reliable, efficient and controlled manner. We understand risk control to comprise all activities for measuring, monitoring, reporting and following up with respect to risks, independent of the (risk-taking) commercial units. SEK exercises risk control from two different perspectives: (i) through risk-related management and control that primarily includes risk management and limits, and (ii) through management and control that is carried out at the company level and that includes organization, corporate governance and internal control.

The chart “General Principles for Governance” below,  shows SEK’s organization for management and control.

Ultimate responsibility for SEK’s business and for ensuring that it is carried out with adequate internal control lies with the Board. The Board has an annual process of establishing instructions for all of its committees. Minutes from all the committee meetings are provided and reported to the Board at its meetings. The Board has a Finance Committee, which assists the Board with overall issues regarding the company’s financial operations. These financial operations include long- and short-term funding, liquidity management, risk measurement and risk limits, as well as matters regarding policy and quality control. The Finance Committee makes decisions on market risk limits. The Board’s Credit Committee is the Board’s working body for matters relating to loans and credit decisions and matters that are of fundamental significance or generally of great importance to SEK. The Board’s Audit Committee is the Board’s preparatory body for matters relating to the company’s financial reporting and corporate governance report (including the Board’s internal control report). The Board’s Remuneration Committee is the Board’s preparatory committee for matters relating to salaries, pensions and other benefits for the Senior Executives and overall issues relating to salaries, pensions and other benefits. The Remuneration Committee also prepares proposals on the terms for and outcome of the general incentive system.

The Board draws up central policy documents and, at every meeting, receives a summary report of the risk position. The President is responsible for day-to-day management. Under the level of the Board and the President, there are committees with various powers to make decisions depending on the type of risks. The Executive Management’s Credit Committee is responsible for matters relating to credits and credit risk management within SEK. The Executive Management’s Credit Committee and the Credit Committee have the right to make credit decisions respectively within the scope of its mandate and on the basis of the order of delegation decided by the Board. The Asset and Liability Committee manages issues such as those regarding SEK’s overall risk level and proposes market risk limits and methods for risk measurement and the allocation of internal capital. Within the framework of the Board’s overall capital policy, the Asset and Liability Committee draws up guidelines for the distribution of responsibility, the handling of SEK’s risk types and for the relationship between risk and capital. The Internal Control Committee is responsible for managing and addressing operational risk and following up on incident reports, and also constitutes the drafting and decision-making body for new products. The Business Committee assesses, among other things, whether individual transactions fulfill the criteria set out in the instruction from the state. SEK’s risk-related management and control is directed at credit, market, liquidity, and operational risks. Management and control at the corporate level includes all risks, but they are directed especially at risk appetite, capital targets and business environment risk. Within SEK, responsibility for risk management is based on the principle of three “lines of defense,” the aim of which is to clarify roles and responsibility for risk management. The first line of defense consists of business units (including support functions) that “own” and manage risks. The Risk Control and Compliance functions constitute the second line of defense and it is responsible for the monitoring and control of risk and ensuring compliance. The third line of defense consists of Internal Audit, whose task is to undertake independent inspection and supervision of both the first and second lines of defense.

Independent risk control is carried out by the Risk Control function, which is the second line of defense. Based on a portfolio perspective, Risk Control is responsible for the control, analysis and reporting of financial risks and monitoring, analyzing and reporting of operational risk. Risk Control is also responsible for ensuring that the company complies with the framework for operational risk. The financial risks primarily consist of credit and counterparty risks, market risks, as well as liquidity and funding risk. This function oversees the company’s scope and alignment regarding risk strategy, risk management and rating methodology for credit risk classification, as well as assessing, analyzing and forecasting regulatory capital adequacy and economic capital. This function is also responsible for recommending methods and models and acts as a center of excellence with the aim of contributing to increasing SEK’s risk management capacity in order to analyze the effects of diversification and risk mitigation. An important part of Risk Control’s work consists in ensuring that the function is keeping pace with the business functions in terms of its knowledge of the risks that occur in the company, enabling it to manage new risks and issues that arise.

The second line of defense also consists of an independent Compliance function. This function supports the organization in ensuring that operations are run according to applicable regulations, and also monitors compliance with regulations within the company. The Compliance function reports to the President but is also obliged to report to the Board. Internal Audit, which is the third line of defense, investigates and assesses the efficiency and integrity of the risk management described above. Internal Audit reports to the Board. Internal Audit performs auditing activities in accordance with the Board approved audit plan. Internal Audit reports regularly to the Board, the Board’s Audit Committee and to the President and also informs the Internal Control Committee on a regular basis. In 2011 the Board took the decision to outsource the Internal Audit function to an external party. This was done in order to ensure access to specialist expertise and global networks, which are considered to be of particular importance at a time of extensive regulatory changes. It is a fundamental principle for all control functions to be independent in relation to commercial activities.

Aim, focus and objectives of risk management

As stated above, risk management is a central part of SEK’s business model and activities. Meeting customers’ financing needs does not rely only on efficient and innovative risk management in respect of the credit transactions themselves. It is equally important to be able to take advantage of market opportunities in order to obtain funding and manage liquidity on attractive terms. This in turn provides the basis for favorable conditions for granting credits. The focus of risk management is mainly to reduce and limit risks to a set extent. The objective of risk management is to create conditions under which SEK is able to meet the needs of its customers for financial solutions. SEK also wishes to take advantage of business opportunities in such a way that net risks are at levels that are sustainable in the long term in relation to SEK’s risk capital. Risk management comprises two important components. One is to manage risks so that net risks are kept within the approved level. The other is to assess the capital requirement and ensure a level for and composition of risk capital that is aligned with business activities.

SEK’s business model is, in essence, simple and transparent. The company borrows money in the form of bonds. Regardless of the conditions with regard to debt investors, borrowings are swapped to a floating interest rate. Funds that are not used immediately for lending (at a floating rate of interest) are retained to provide lending capacity in the form of liquidity placements (at a floating rate of interest). Apart from the market risk that originates from unrealized changes in value, the market risks are limited. However, unrealized changes in value as a result of changes in credit spreads, interest rates, currency basis spread and currency exchange rates may result in significant impact on both capital base and earnings. The company does not assume any refinancing risk. To ensure access to competitive funding in both strong and difficult economic times, the company’s funding is diversified. The company’s strategy is to be flexible and available on all markets, and, using derivatives, to “create” borrowing in the currency that the customer (and ultimately the exporter) requires. This enables the company to take advantage of the best funding opportunities irrespective of market, which contributes to diversification and risk reduction.

Core Principles for Risk Management

SEK shall carry out its business in such a manner that SEK is perceived by its customers and suppliers as a first-class counterparty.

SEK shall be selective in its choice of counterparties in order to ensure strong creditworthiness.

In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility.

SEK shall at all times have risk capital well above regulatory requirements.

SEK’s risk management

SEK’s risk management primarily involves using various techniques to transform and reduce gross risks into net risks that are at levels that are sustainable in the long term in relation to SEK’s risk capital. The matrix below describes management’s view on risk management for SEK’s operational and financial risks.

Gross exposure	Risk management	Net risk

Credit risk

Some of SEK’s credits are granted to parties that have lower credit quality and therefore higher risk than SEK wishes to be exposed to. This applies to a large extent to export credits, for which the ability to provide financing is a key competitive tool for suppliers. Even in cases where customers have good credit quality, the gross risks can be higher than is desirable if the financing requirements are substantial. Gross exposures do not take into account any risk mitigation/risk diversification. To meet SEK’s policy for liquidity and funding risk, borrowed funds not yet used to finance credits need to be invested in securities, known as liquidity placements.

• SEK applies the Foundation internal ratings-based approach (IRB approach) to calculate the capital requirement for credit risks. By using the internal ratings-based approach SEK establishes credit ratings for its individual counterparties. Most of the counterparties against whom SEK accepts net exposures are also rated by one or more of the internationally recognized rating agencies. In order to be able to keep the credit risk at the desired level, SEK usually uses various types of guarantees and other risk-mitigating solutions. For export credits, where the ultimate borrower may have weak creditworthiness, guarantees from Export Credit Agencies (ECAs) and banks are normally used. To avoid larger than desired risks, SEK may also require risk mitigation in those cases where counterparties have strong creditworthiness but where the financing requirements are large. In such cases, credit derivatives are normally used. SEK also uses insurance companies as a risk mitigation solution. SEK’s liquidity placements shall be made in assets with good credit quality and in accordance with defined guidelines.

• The net risk is limited mainly to counterparties with strong creditworthiness. In many cases there are several guarantors liable for payment in respect of the same exposure. The net risk for an exposure with several guarantors that are liable for payment is considerably lower than the risk would have been against an individual counterparty. Net risk takes into account any risk mitigation/risk distribution.

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

• The combination of a choice of counterparties and collateral agreements leads to limited net risk. All exposures related to counterparty risk in derivative transactions must be contained within set limits.

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

• SEK uses various techniques for measuring and managing interest rate risks which are designed to provide a clear picture and adequate control of these risks. Using different derivatives, the original interest rate risks in assets and liabilities are normally transformed from long-term to short-term interest terms in currencies with well-functioning markets.

• The net risk is limited. Market-related counterparty risk remains in respect of counterparties in derivative transactions to the extent that derivatives are used to manage interest rate risk.

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

• The net risk comprises an accrued net interest income in foreign currency, that is hedged regularly, and foreign currency positions related to unrealized fair value changes. Market-related counterparty risk remains in respect of counterparties in derivative transactions to the extent that derivatives are used to manage interest rate risk.

Market risks — other

A large portion of SEK’s funding is carried out on terms that are adapted to investor requirements regarding exposure to different risks. Such adjustments provide exposure not only to credit risk but also to changes in different market-related variables, such as interest rates and commodity and equity indices.

• Unwanted market risks, e.g. in embedded derivatives, are hedged by SEK on a contractual basis using free-standing derivative transactions with offsetting risk profiles. The risk of unrealized changes in value as a result of changes in credit spreads, currency basis spreads and changes in SEK’s own credit spreads are not hedged.

• SEK has limited net exposure to any types of risk other than interest rate, currency and certain spread risks. The derivatives used for hedging undesired market risks result in a market-related counterparty risk in respect of counterparties in derivative transactions.

Liquidity and funding risk SEK’s customers require credits in different currencies with different maturities. Maturities are often long.

• In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility. Surplus borrowing is invested in assets with good credit quality and with a maturity profile that matches expected needs. SEK also has a strict policy for liquidity risk in its short-term liquidity management. This policy includes requirements for back-up facilities.

• Overall, SEK has a limited and well controlled liquidity and funding risk.

Operational risk SEK’s transactions often have long	• SEK places great importance on	• Operational risk exists in all operations

maturities and a high degree of complexity, which creates operational risk. The extensive risk management carried out by SEK for different types of risk is often complex and therefore leads to additional operational risk.

developing structural capital by having clear and reliable procedures, a clear division of responsibility, competent and knowledgeable employees and strong systems support. SEK also works continually on ethical issues. Long-term, consistent efforts result in the development of risk awareness and attitudes among employees.

and can never be totally avoided. Consistent quality assurance measures emphasize the importance of making continual improvements and preventing operational risks in day-to-day operations before they arise.

New regulations

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued a new framework of regulations for banks known as the Basel III regulatory standard. The overall aim of Basel III is to strengthen banks’ ability to absorb losses and to reduce the likelihood of new financial crises. Basel III requires banks to have more capital of better quality and it will result in the introduction of entirely new requirements regarding banks’ liquidity. The Basel III regulations will be implemented in the EU via the Capital Requirements Directive IV package (CRD IV package), which consists of the Credit Institution Directive (CRD IV) and the Capital Requirements Regulation (CRR). The CRD IV package supersedes the current Credit Institution and Capital Requirement Directive 2006/48/EG and 2006/49/EG. The CRD IV package was adopted by the European Parliament and the European Council on June 26, 2013. The EU’s CRR contains “supervisory requirements” that credit institutions and securities firms must fulfill. In particular, it refers to those requirements that credit institutions and securities firms must fulfill with regard to capital, liquidity, large exposures, leverage ratio and reporting.  The CRR is directly applicable legislation in Sweden and all other Member States. It will be applied in principle from January 1, 2014 and will be reported to the Swedish FSA (within the framework of COREP(1), and for large exposures and the leverage ratio and the Long-term liquidity measure) for the first time on May 30, 2014, calculated based on information at March 31, 2014(2). Monthly liquidity coverage must, however, be reported by April 30, 2014. The European Banking Authority (EBA) submitted its proposed implementing technical standards on supervisory reporting under Regulation (EU) No 575/2013 to the EU Commission on July 26, 2013. The EU Commission is expected to adopt these standards in the form of a regulation.

CRD IV covers requirements regarding the start of operations and the provision of services and requirements for regulatory supervision (pillar 2), sanctions and internal governance within companies. It contains new regulations regarding “capital buffers” (the capital conservation buffer, the countercyclical buffer, capital buffers for systemically important institutions and the system risk buffer) which enables Member States to require institutions to have a higher capital requirement than directly stipulated by the CRR. Since the CRD IV requires transposition into national legislation, these regulations will start to be implemented once national laws have entered into force. It will be necessary to amend Swedish legislation, both by transposing the new directive into Swedish law and by adapting existing Swedish legislation to the new EU regulation. In April 2012, the government commissioned a review to analyze and propose changes to Swedish law as a result of the new regulations. The review’s findings on strengthened capital adequacy rules (Swedish Government Official Report 2013:65) were presented on September 16, 2013. The changes to legislation are proposed to come into force on July 1, 2014.

In September 2009, the leaders of the G20 group of countries reached agreement that by the end of 2012 all standardized OTC derivative contracts would be traded on an exchange or electronic trading platform, where appropriate, and cleared by a central counterparty. Derivative contracts would also be reported to central trade repositories. Derivative contracts that are not cleared centrally would be subject to higher capital requirements. The implementation of the agreement in the EU takes place in the form of the European Market Infrastructure Regulation (EMIR). EMIR, the regulation regarding OTC derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. As an EU regulation it takes direct effect, i.e. it has not required any transposition into Swedish law to become applicable. EMIR has been strengthened with detailed rules in the form of technical standards, which have been drawn up by the European Securities and Markets Authority (ESMA). These standards have also been adopted in the form of a regulation, which means that they also take direct effect and will be directly applicable in Sweden. Implementation of the EMIR requirements has been postponed several times. Some of these requirements came into effect in 2013 and some are expected to come into effect in 2014 (see table below).

(1)              COREP stands for Common Reporting and is a harmonized reporting format within the EU for capital adequacy reporting.

(2)              This relates to reporting at solo level. Corresponding reporting at group level will take place on June 30, 2014.

In June 2012, the EU Commission presented a draft of its Bank Recovery and Resolution Directive. This directive is intended to provide national supervisory authorities with the tools to prevent and manage banking crises. In mid-December 2013 the European Parliament, the Council of Ministers and the EU Commission agreed on a political agreement regarding the Bank Recovery and Resolution Directive. The directive shall apply to all 28 EU countries and provide the basis for those countries going ahead with a banking union. According to this political agreement, the directive will come into effect in January 2015. The wording of the legislation now needs to be established at a technical level before formal approval by the entire European Parliament and the Council of Ministers. The Swedish Financial Crisis Committee has been tasked with reviewing how the new rules should be introduced into Swedish law.

The new regulations will have an impact on SEK’s capital adequacy. Capital adequacy is primarily affected by new or increased capital requirements and by changes to rules on calculating the capital base. A significant impact is expected from the price adjustments to be deducted from the capital base, although the rules for calculating these have not yet been fully established. The overall effect of these new regulations once they are fully implemented, based on current proposals where finalized rules are not yet in place, is a decrease of approximately three percentage points in the Core Tier-1 capital ratio.

The table below provides a brief summary of the key changes to rules and how they affect SEK.

Purpose	Method	Regulation	Implementation	Impact on SEK

Increased requirements for capital base

The purpose is to improve the quality and size of banks’ capital base. The new regulations also aim to increase transparency regarding the different components that make up the capital base.	Most of Tier-1 capital is to consist of shareholders’ funds.	CRR

Institutions must have a Core Tier-1 capital ratio of at least 4.5 percent and a Tier-1 capital ratio of at least 6 percent from January 1, 2014. The Basel III agreement on capital ratios is consequently implemented in Sweden without transitional rules.

In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses, which indicate SEK will amply meet the CRR requirements.

Valuation adjustment

The CRR also contains requirements to calculate valuation adjustment for uncertainties in the valuation of contracts measured at fair value.	Deductions should be made from Core Tier-1 capital for uncertainties in valuation, including; uncertainties in market data, models, close-out costs and administrative expenses.	CRR

The CRR will start to apply from January 1, 2014. However, the technical standards that describe the calculation of valuation adjustment have not been established. The EBA is expected to present a final draft in June 2014.

The current draft technical proposals from the EBA will have a significant impact on Core Tier-1 capital. However, SEK will still meet the applicable and forthcoming capital requirements, even after a valuation adjustment, calculated in accordance with the draft technical standard.

Capital buffers

Additional capital requirements in the form of “capital buffers”, in addition to minimum requirements, will be introduced. The purpose of these buffers is to strengthen the financial system’s ability to withstand financial crises and to mitigate procyclicality in the financial system.

The capital buffers, which will consist of Core Tier-1 capital, will apply in addition to the regulation’s capital base requirements. The “capital conservation buffer” is a permanent increase and sets requirements for an additional 2.5 percent of Core Tier-1 capital. This means that financial institutions will hold at least 7 percent of Core Tier-1 capital. A raft of restrictions apply, if the buffer requirement is not met. For example, the ability to distribute profits to owners is restricted. In addition, individual countries can determine requirements regarding a contracyclical capital buffer in the event of signs of strong credit growth in the financial system. This buffer normally varies between 0 and 2.5 percent of risk-weighted assets. A buffer requirement for systemically important institutions is also being introduced. The size of this capital requirement varies depending on whether the case relates to a globally systemically important institution or some other systemically important institution. This also enables Member States to apply a system risk buffer to counteract a structural systemic risk that could result in serious consequences for the stability of the financial system and the real economy.

		CRD IV	These capital buffers are regulated via CRD IV. CRD IV has still not been introduced into Swedish law. These changes to legislation are proposed to come into effect on July 1, 2014.

At the end of 2013 SEK had sufficient Core Tier-1 capital to fulfill a capital conservation buffer of 2.5 percent as well as a maximum contracyclical capital buffer of 2.5 percent. As these capital buffer requirements have not yet been introduced into Swedish law, it is unclear whether SEK needs to meet the requirements for systemically important institutions and/or a system risk buffer. However, at the end of 2013 SEK had sufficient Core Tier-1 capital to also fulfill these buffers.

Purpose	Method	Regulation	Implementation	Impact on SEK

Adjusted risk weighting for financial institutions

The aim is for the Basel Formula to reflect the fact that the correlation between financial institutions is higher than expressed in current calculations according to the IRB approach under Basel II.

The correlation in the Basel formula, for all exposures to large financial sector entities and non-regulated financial institutions, is to increase by 25 percent. This will result in risk weighting increasing for these exposures.

		CRR	These new regulations come into effect on January 1, 2014.	In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses, which indicate SEK will amply meet the CRR requirements.

Credit valuation adjustment (CVA)

The CRR also includes requirements to calculate capital requirements for potential changes in the credit valuation of derivative counterparties (credit valuation adjustment risk).	Credit valuation adjustment risk is to be limited for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty.	CRR	These new regulations come into effect on January 1, 2014.	In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses, which indicate SEK will amply meet the CRR requirements.

Leverage ratio

In addition to the risk-based capital adequacy requirements, a leverage ratio measure is to be introduced. Unlike traditional capital requirements, the leverage ratio does not take account of the differences in risk weighting between assets. The purpose is to limit the size of assets in relation to capital.

	The leverage ratio measure means that banks must have Tier -1 capital of more than 3 percent of the sum of their assets and their off-balance-sheet commitments.	CRR

The aim is to introduce a mandatory leverage ratio measure from January 1, 2018. This measure is to be reported to the supervisory authority from 2014 to 2017. The leverage ratio level must be published from 2015.

In conjunction with its annual internal capital adequacy assessment, SEK conducts a number of analyses, which indicate SEK will amply meet the CRR requirements.

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

CRR

At EU level this measure will be phased in over a four-year period from January 1, 2015, with an initial minimum requirement of 60 percent. Thereafter, the minimum requirement increases by 10 percentage points per year, to be fully implemented by 2019 (100 percent). This regulation has already been binding in Sweden since January 1, 2013. The liquidity coverage ratio shall then amount to no less than 100 percent for all currencies combined and separately for euro and US dollars.

SEK has fulfilled these requirements amply, since January 1, 2013.

Purpose	Method	Regulation	Implementation	Impact on SEK

Long-term liquidity measure

The purpose of this measure is to ensure that a financial institution funds its illiquid assets with long-term and stable financing in order to reduce liquidity risk.	Requirements for long-term illiquid assets to be funded by certain minimum levels of stable financing.	CRR

This long-term liquidity measure shall amount to at least 100 percent, but unlike the short-term liquidity measure it is not yet binding in Sweden. The proposed date for implementation in the EU is January 1, 2018.

SEK is well positioned to be able to fulfill this long-term liquidity measure, when eventually introduced. As a result of its conservative policy on liquidity and financing risk, SEK has no significant need to change the current financing structure. It is, however, worth noting that there is some uncertainty regarding the final format of this measure.

OTC derivatives

As a result of the financial crisis, it was noted that there was a need for a regulation to require the central clearing, reporting and risk mitigation in relation to certain OTC derivatives, as the lack of regulation was considered to be a contributory factor to the crisis.

All standardized OTC derivative contracts are to be cleared by a central counterparty (CCP). Derivative contracts will also be reported to central trade repositories. Derivative contracts that are not cleared centrally will be subject to higher capital requirements. Robust risk management techniques must be applied to non-centrally cleared derivative transactions.

EMIR

Requirements that robust risk management techniques must be applied to non-centrally cleared derivative transactions came into effect in 2013. The requirement for reporting trades involving all asset classes, including exchange-traded derivatives applies from February 12, 2014 and the requirement for certain counterparties to report market value and collateral will begin to apply on August 12, 2014. Risk management techniques for the exchange of variation margins are expected to come into effect in 2015. Risk management techniques for the exchange of initial margin calls are expected to be phased in between 2015 and 2019. It is considered unlikely that the first clearing requirements will start to apply before the end of 2014.

Since SEK uses derivatives for hedging purposes, the EMIR regulations will have an impact on SEK’s operations. SEK has introduced procedures for central clearing and procedures for risk management techniques for non-centrally cleared derivative transactions. These risk management techniques include the prompt establishment of transaction terms, portfolio compression, portfolio reconciliation and dispute resolution. Procedures for transaction reporting are currently being drawn up. In addition to there being some uncertainty over the reporting of trades relating to the entire market, it is assessed that SEK is well equipped to meet the requirements of the new rules on OTC derivatives.

Crisis management and bail-in

The Bank Recovery and Resolution Directive aims to reduce the risk of financial instability and minimize the cost to society of managing banks in crisis.

The regulations place significant requirements on financial institutions to be well prepared for crisis situations. This includes the establishment of recovery plans. A key aim of this regulation is to reduce the risk that taxpayers will have to assume the cost, if a banking crisis were to occur, in part through the possibility of a bail-in being introduced. A bail-in involves shareholders and lenders bearing the costs as far as possible, if a bank were to get into difficulties. This bail-in tool also involves the responsible resolution authority first writing down the value of the shareholders capital corresponding to the losses and then writing down lenders’ claims (or converting their claims into share capital).

Bank Recovery and Resolution Directive

In accordance with the political agreement between the European Parliament, the Council of Ministers and the EU Commission in mid-December 2013, the Bank Recovery and Resolution Directive will come into effect in January 2015. The debt write-down tool will come into effect in January 2016. In Sweden, the Financial Crisis Committee will review how the new rules should be introduced into Swedish law. The Financial Crisis Committee’s period of review has been extended until June 30, 2014.

The introduction of the debt write-down tool may lead to debt instruments that could be written down or converted into share capital possibly being priced differently and the risk of a write-down being priced in. The effect of the introduction of this debt write-down tool on total capital and financing costs, however, is still difficult to assess.

Credit risk

Credit risk represents the risk of the loss that would occur if a borrower or other party in another contract involving counterparty risk and any guarantors were unable to fulfill their obligations in accordance with contractual terms and conditions. Exposure to credit risk can be related to lending, liquidity placement and other assets, as well as guarantees, other risk-mitigating instruments, and positive market values in other contracts. Credit risk exposure to counterparty is always preceded by a decision on a credit or counterparty limit, which the exposure must not exceed. Credit risks are SEK’s largest risk. Credit risks are inherent in all assets and other contracts in which a counterparty is obliged to fulfill obligations. Credit risks are limited through the methodical and risk-based selection of counterparties, and they are managed, for example, through the use of guarantees and credit derivatives.

Events in 2013

In 2013, the level of risk in SEK’s total net exposures, defined as the average risk weight, increased marginally and the total volume of risk-weighted amount (RWA) increased slightly. There have been minor changes in the composition of SEK’s total net exposures. As in previous year, in 2013 the percentage of exposures to corporates increased, while exposures to financial institutions declined in 2013. The main reason for the reduction in exposures to financial institutions was the fall in exposures to derivatives during the year.

The migration matrix below shows an overall neutral development in the majority of risk classes. It may also be noted, however, that a number of risk classes has a slightly higher migration than other risk classes. The migration within the risk classes AA and A+ are mainly due to clarification of financial institutions’ strengths and weaknesses as a result of the financial crisis of 2008, which has resulted in rating changes. There has also been some migration in the risk classes BB and B+, which primarily consist of companies in sectors with high volatility in demand and high frequency of structural changes.

In 2013 SEK undertook work to interpret the CRD IV package and adapt its operations to ensure that SEK fulfills the requirements under the EU’s new Capital Requirements Regulation (CRR), which in principle will be applied as of January 1, 2014. For further information about new regulations, please see “New Regulations”.

Risk Migration matrix; December 31, 2013

The migration matrix displays the rating breakdown as of December 31, 2013 for counterparties relative to ratings as of December 31, 2012. The table should be read row by row. The first row displays the percentage breakdown by rating as of December 31, 2013 for the counterparties that as of December 31, 2012 were rated ‘AAA’. The second row displays the percentage breakdown by rating as of December 31, 2013 for the counterparties that as of December 31, 2012 were rated ‘AA+’, and so on. The shaded diagonal thus displays the percentage of counterparties whose rating was unchanged as of December 31, 2013, compared with December 31, 2012.

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

Exemption from the IRB approach for the central governments exposure class.

Exemption from the IRB approach for exposures in the Customer Finance area.

The standardized approach is used to calculate the capital requirement for credit risks for exposures that are exempted from the IRB approach. Under the CRR it is possible to request permanent extension of the approved exemptions.

(3)         Customer Finance is an area in which SEK under cooperation agreements with exporters provides cross-border financing, primarily in the form of leasing and installment credits to the exporters’ customers.

All of SEK’s counterparties must be assigned a risk classification or rating internally. For exposures that are included in the exemptions from the IRB approach, granted to SEK by the Swedish Financial Supervisory Authority, external ratings are used. External ratings are also used for securitization positions. The decision concerning an internal rating for the counterparty is taken by SEK’s Rating Committee. The members of the Rating Committee are appointed by the Board’s Finance Committee based on the members’ previous experience of risk assessment and experience of credit ratings. The Rating Committee members come from various functions within SEK, with a majority of the members representing non-commercial functions within the company. SEK aims to maintain continuity within the Rating Committee. The design of the company’s IRB system includes a number of both operational and analytical aspects. The operational design concerns the organizational process for and control of how counterparties are assigned risk classifications. Important operational aspects include where in the company the risk classification is made and established, and how the responsibility for monitoring, validation and control is distributed throughout the organization. The analytical design concerns how risk is measured and assessed. This includes how loss concepts are defined and measured, and which methods and models are used for risk classification and the calculation of risk. The analytical design of risk classification systems often differentiates significantly between different financial institutions. A common factor among the systems, however, is that every credit exposure within a specific risk class is associated with a number of quantifiable risk expressions. The two terms that together primarily express the credit risk of an exposure are the probability of default or cessation of payments by a borrower (Probability of Default, PD) and the portion of the loan that will be lost in the event of a default (Loss Given Default, LGD). Using these two parameters and the size of the outstanding exposure at default (Exposure at Default, EAD), it is possible to calculate the statistically expected loss (Expected Loss, EL) for a given counterparty exposure. By using what is known as the Basel formula, the unexpected loss (UL) can also be estimated. In the Foundation IRB approach, only the PD is estimated internally. The values of the other parameters(4) are set by the supervisory authority.

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

Credit decision process

Since September 2012, the standard credit policy, referred to within the company as “the Standard”, has been a central part of the company’s lending in line with SEK’s mandate based on the owner’s directive. The Standard specifies a number of requirements, all of which must be met in order for a limit or credit proposal to be deemed to come within the Standard. If these requirements are not met and consequently fall outside the Standard, the decision is escalated to a higher decision-making authority. The aim of introducing the standard credit policy is to achieve a more efficient, effective and clearer credit process. In 2013, SEK undertook work to further improve and streamline the Credit Decision process.

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

(4)         Under normal circumstances the maturity will be 2.5 years and the LGD will be 45 percent.

Exposures deemed to be problem credits(5) are subject to more frequent reviews, and the limit is blocked(6) for identified problem credits. The purpose of this is to be able to identify, at an early stage, commitments with elevated loss risk and ensure that the risk classification reflects the actual risk of the risk counterparty.

Counterparty risk in derivative transactions

Counterparty risk in derivative transactions — which is a type of credit risk — arises when derivative transactions are used to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with strong creditworthiness. Risk is further reduced by SEK’s entering into ISDA Master Agreements, with associated collateral agreements, known as Credit Support Annex, with its counterparties before entering into derivative transactions. Any exemptions to this require a special decision, which is taken as a part of the credit process for the relevant counterparty. These bilateral agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) will not be exceeded, regardless of market value changes that may occur.

For counterparty exposures that exceed the threshold amounts under the relevant Credit Support Annex as a result of market value changes, credit support is demanded so that the counterparty exposure is reduced to the pre-agreed level. The positive gross value of all derivative transactions in the balance sheet as of December 31, 2013 was Skr 14.2 billion (year-end 2012: Skr 25.7 billion). After netting on the basis of the current Credit Support Annex (by counterparty), the exposure was Skr 6.3 billion (year-end 2012: Skr 12.8 billion), i.e., Skr 7.9 billion less than the gross exposure (year-end 2012: Skr 12.9 billion less than gross exposure). As of December 31, 2013 counterparties had paid Skr 8.2 billion (year-end 2012: Skr 14.3 billon). At the end of 2013, SEK had provided credit support under a Credit Support Annex with different counterparties amounting to Skr 6.9 billion (year-end 2012: Skr 2.5 billion), reducing total counterparty risk exposure for SEK by the corresponding amount. At the end of 2013, SEK had counterparty risk in derivative contracts in respect of  46 counterparties (year-end 2012: 46).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not settled on a stock exchange. At the end of 2013, SEK’s OTC derivative contracts were not subject to central clearing, for further information on OTC derivatives see “New regulations”.

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

Guarantees

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the Swedish Exports Credit Guarantee Board (EKN), the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (Coface) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. As of December 31, 2013, government export credit agencies guaranteed a total of Skr 160.0 billion, or 46.5 percent, of SEK’s total credit exposures (year-end 2012: Skr 162.0 billion, or 46.8 percent). Skr 120.0 billion covered corporate exposures, Skr 1.5 billion covered exposures to financial institutions, Skr 0.6 billion covered regional government exposures and Skr 37.9 billion covered government exposures (year-end 2012: Skr 116.3 billion, Skr 4.7 billion, Skr 0.5 billion and Skr 37.9 billion, respectively).

(5)         An exposure (receivable) to a risk counterparty that is judged by SEK to have a high probability of not fulfilling all of its commitments in accordance with the original contractual terms at the due date.

(6)         A blocked limit means that no new deals may be concluded with the counterparty. percent). Skr 120.0 billion covered corporate

Credit derivatives

At year-end 2012, Skr 9.4 billion of SEK’s assets were secured through CDS coverage obtained from 17 different financial institutions (year-end 2012: Skr 11.6 billion, obtained from 18 different financial institutions). Skr 9.4 billion covered corporate exposures (year-end 2012: Skr 11.6 billion). All exposures covered by CDSs are included in the class of financial instruments known as “Other interest-bearing securities, except loans”, “Loans in the form of interest-bearing securities” or “Loans to the public”. SEK has ISDA Master Agreements with associated collateral agreements in place with issuers of credit derivatives.

Risk mitigation through insurance companies

In January 2012 the Swedish Financial Supervisory Authority granted SEK permission to begin using the foundation internal ratings-based approach to calculate capital requirements for risk-weighted exposures to insurance companies. In 2013, three insurance companies were assigned an internal rating and limit. During the year, SEK carried out two transactions in which risk mitigation via a private insurance company was used. At the end of 2013, Skr 0.3 billion (year-end 2012: -) of SEK’s assets were hedged through risk mitigation via insurance companies. Risk mitigation via insurance companies enables SEK to handle larger volumes of credit.

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

Concentration risks

SEK’s exposures are regularly analyzed and reported in respect of risk concentration dependent on (i) the size of individual commitments, (ii) domicile and (iii) sector. The analysis refers to both direct and indirect exposures from, for example, credit derivatives. The concentration risks mentioned above are reflected in SEK’s calculation of economic capital for credit risks where they contribute to a higher capital need than the capital requirement calculated under Pillar 1. Pillar 1 does not take concentration risks into account when calculating capital requirements. For further information about concentration risks, see the Internal Capital Adequacy Assessment section on page F-107.

Comparison of expected losses and actual losses (IRB)

SEK’s estimated expected loss amount (EL), for non-defaulted exposures, as of December 31, 2013 totaled Skr 190.7 million (year-end 2012: Skr 159.7 million), of which Skr 167.3 million (year-end 2012: Skr 133.3 million), was attributable to exposures to corporates and Skr 23.4 million (year-end 2012: Skr 26.4 million) was attributable to exposures to financial institutions. The time horizon of the expected loss amount is one year. However, the company basically has a low-default portfolio, which is why this amount does not constitute a reliable indicator of the company’s actual credit losses for 2014.

The table below provides a comparison for the years 2008—2013, between the expected loss amount for non-defaulted exposures at the start of each year and the actual losses attributable to internally risk-classified exposures(7) that defaulted during that year. In this context, actual loss is defined as either the write-down or the realized loan loss, at the end of the year the exposure defaulted.

Four defaults occurred in the classes exposures to corporates and exposures to financial institutions during the years 2008—2013. Only two of these defaults resulted in actual losses and the sum of these losses totaled Skr 420 million (year-end 2012: Skr 420 million), which can be compared with the sum of the expected loss amounts for these six years which totaled Skr 762 million (year-end 2012: Skr 602 million). As the number of defaults for the period is small, it is not possible to draw any significant conclusions based on this in regard to the accuracy of the PD estimates.

(7)         This does not cover position in securitization since an expected loss amount is not calculated for this exposure class.

Skr mn	Corporates	Financial institutions	Total
2008
Expected loss amount	37	25	62
Actual loss	—	389	389
2009
Expected loss amount	64	46	110
Actual loss	31	—	31
2010
Expected loss amount	89	51	140
Actual loss	—	—	—
2011
Expected loss amount	97	46	143
Actual loss	—	—	—
2012
Expected loss amount	111	36	147
Actual loss	—	—	—
2013
Expected loss amount	133	27	160
Actual loss	—	—	—

Large exposures

According to Swedish Financial Supervisory Authority regulations FFFS 2007:1, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s capital base. The aggregate amount of SEK’s large exposures as of December 31, 2013, was 350.6 percent of SEK’s total capital base, and consisted of risk-weighted exposures to 27 different counterparties, or counterparty groups (year-end 2012: 282.2 percent and 21 different counterparties or counterparty groups). SEK complies with these rules and reports its large exposures to the Swedish Financial Supervisory Authority on a quarterly basis.

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily together with other limits. The internal limits are approved by the Credit Committee, the Executive Management’s Credit Committee or the Board’s Credit Committee.

Market risks

Market risk arises from changes in prices and volatility in financial markets. SEK’s business model leads to exposure to interest rate risk, foreign exchange risk, different types of spread risks and highly limited exposure to commodity and equity risk.

Events in 2013

During 2013 SEK introduced a new risk framework to improve the company’s ability to calculate and report market risk. This work has resulted in an improved calculation methodology and the introduction of new risk measures. An aggregated risk measure has been introduced and limited. This measure is calculated on a daily basis and takes account of the most relevant market risks. In addition, equity and commodities risk measures, as well as a volatility risk measure, have been added.

Risk management

SEK’s management of market risks is regulated by steering documents established by the Board’s Finance Committee. These clearly define and circumscribe the permitted net market risk exposures. In addition, SEK has instructions defining the methodology for calculation of market risk and an instruction whereby work duties and information flows are detailed in the event of limit breaches. These steering documents are re-established annually. The calculated market risks are reported to the Head of Lending and Funding, the Head of Risk, the Asset and Liability Committee and the Board’s Finance Committee.

Measurement and reporting

The following describes how SEK internally calculates and reports market risk. For the impact on results and other comprehensive income due to interest rate risk, see Note 28.

Aggregated risk measure

The aggregated risk measure is based on the analyses of 48 scenarios that each has a three-month time horizon. The scenarios consist of historical movements from all quarters since 2008 through 2013 and also opposite market movements to these historical scenarios, referred to as antithetical market movements. This method calculates the impact on equity using market movements from scenarios together with SEK’s current market sensitivities. The risk limit is based on the worst scenario, which for SEK at the end of 2013 was the scenario based on antithetical market movements from the fourth quarter in 2008. The risk then amounted to Skr 1,252 million (year-end 2012: Skr 1,994 million). The limit is set at Skr 2,300 million (no limit at year-end 2012).

Interest rate risk

The measurement and limiting of interest rate risk in SEK is divided into two categories:

Business operations (ex. the S-system)

Positions related to equity

Interest rate risk in business operations

The interest rate risk in business operations is calculated, by means of stress tests, as the change in present value from a one-percentage-point upward parallel shift in the yield curve. Positions related to equity are excluded from these calculations. The limit for interest rate risk in business operations amounted to Skr 500 million (year-end 2012: Skr 70 million) at the end of 2013. The risk amounted to Skr 105 million at the end of 2013. The limit was raised in connection with a change of methodology when introducing the new risk framework. The comparative risk figure from the previous method is Skr 20 million (year-end 2012: Skr 42 million).

Interest rate risk from positions related to equity

The objective for positions related to equity is to generate the risk-free interest component within SEK’s targeted return on equity. Interest rate risk is therefore measured against a benchmark portfolio consisting of fixed-rate Swedish government bonds with maturities of between one and ten years. The desired fixed interest can be achieved by means of investments in securities or in the form of derivative transactions. At year-end 2013, the volume of transactions for this purpose amounted to Skr 13.7 billion (year-end 2012: 14.7 billion) with an average outstanding maturity of 3.8 years (year-end 2012: 4.1 years). The interest rate risk in positions related to equity is calculated as the change in present value from a one-percentage-point upward shift in the yield curve compared with SEK’s benchmark portfolio. The interest rate risk relative to the benchmark portfolio was Skr 218 million (year-end 2012: 136 million) at December 31, 2013. The limit amounts to Skr 250 million (year-end 2012: Skr 300 million). The interest rate risk in positions related to equity amounted to Skr 481 million (year-end 2012: Skr 553 million).

Spread risks

SEK is exposed to spread risks, which may result in a significant impact on both earnings and capital base. For SEK these impacts consist mainly of accrual effects that even out over time, due to the fact that SEK in general holds both assets and liabilities to maturity. SEK’s significant spread risks are credit spread risk in assets, credit spread risk in own debt and cross currency basis swap risk.

Credit spread risk in assets

Credit spread risk in assets indicates a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in assets’ credit spreads for those assets measured at fair value through profit and loss. Credit spread risk in assets is calculated as the change in present value after a one percentage point increase in the credit spreads. At the end of 2013 the credit spread risk in assets amounted to Skr 412 million (year-end 2012: Skr 196 million) and the limit was Skr 700 million (year-end 2012: Skr 500 million). The increase in credit spread risk in assets is due to new liquidity placements being measured at fair value and consequently having an effect on the credit spread risk. Liquidity placements purchased before December 2012 were mostly measured at amortized cost.

Credit spread risk in own debt

Credit spread risk in own debt indicates a potential impact on SEK’s equity, in the form of an unrealized gains or losses, as a result of changes in SEK’s own credit spread. This risk is not hedged but is limited. Credit spread risk in own debt is calculated as the change in present value after a 20 basis point shift in SEK’s own credit spread. At the end of 2013 the credit spread risk in own debt amounted to Skr 835 million (year-end 2012: Skr 994 million) and the limit was Skr 1,300 million (: no limit at year-end 2012). The method was changed during the year and the reference figure from the previous year has been updated. The decrease in credit spread risk in own debt is due to a decrease in volume of structured funding.

Cross currency basis swap risk

A change in the cross currency basis swap spreads impacts both the market value of SEK’s positions (cross currency basis swap price risk) and future earnings (risk to NII from cross currency basis swaps).

Cross currency basis swap price risk

The cross currency basis swap price risk measures a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross currency basis spreads. The risk is calculated as the change in present value after an increase in cross currency basis spreads by a varying number of points (varying by currency in accordance with a standardized method based on volatility). The risk for each cross currency basis spread curve is totaled as absolute figures. At the end of 2013 the cross currency basis swap price risk amounted to Skr 371 million (year-end 2012: Skr 616 million). The limit is Skr 750 million (no limit at year-end 2012).The method was changed during the year and the reference figure from the previous year has been updated. The risk has decreased due to less risk to the USD/EUR basis spread.

Risk to Net interest income (NII) from cross currency basis swaps

In cases where borrowing and lending are not matched in terms of currency, the future cost of converting borrowing to the desired currency is dependent on cross currency basis spreads. Changes in cross currency basis spreads consequently may have an effect on SEK’s NII and this risk is calculated by the measure for calculating risk to NII from cross currency basis swaps. The risk to NII from cross currency basis swaps is measured as the impact on SEK’s future earnings resulting from an assumed cost increase (varying by currency in accordance with a standardized method based on volatility) for transfer between currencies using cross currency basis swaps. Borrowing surpluses in the currencies Skr, USD and EUR are considered not to result in any risk to NII from cross currency basis swaps as it is these currencies that SEK endeavors to hold as lending capacity. At the end of 2013 the risk amounted to Skr 113 million (year-end 2012: Skr 85 million). The limit for risk to NII from cross currency basis swaps was Skr 250 million (year-end 2012: Skr 190 million).

Foreign exchange risk

In accordance with SEK’s policies for risk management, currency positions related to unrealized fair value changes are not hedged. This is because, based on SEK’s business model, unrealized fair value changes mainly consist of accrual effects that even out over time.

The remaining foreign exchange risk mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. This risk is kept at a low level by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, SEK also regularly converts accrued gains/losses in foreign currency to Swedish krona.

The risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage point change in the exchange rate between the respective currency and the Swedish krona. When calculating the risk, foreign currency positions related to unrealized fair value changes are excluded. Foreign exchange risk amounted to Skr 1.4 million (year-end 2012: Skr 2.6 million) at the end of 2013. The limit for foreign exchange risk was Skr 15 million (year-end 2012: Skr 15 million).

Commodities and equity risk and volatility risks

SEK’s equity and commodities risks and volatility risk from equity, commodity and FX only arise from structured borrowing. Even though all structured cash flows are matched through a hedging swap, an impact on the result arises. This is because the valuation of the bond takes account of SEK’s own credit spread, whereas the swap is not affected by this credit spread.

Interest rate volatility risk arises from SEK having transactions with early redemption options. This risk is calculated and limited.

Commodities and equity risk, and volatility risks are calculated using a variety of stress tests. These risks were small at the end of 2013.

Liquidity and funding risk

Liquidity and funding risk is defined as the risk, within a defined period of time, of the company not being able to refinance its existing assets or being unable to meet increased demands for liquid funds. Liquidity risk also includes the risk of the company being forced to lend at an unfavorable interest rate or needing to sell assets at unfavorable prices in order to be able to meet its payment commitments.

Events in 2013

On January 1, 2013 a quantitative requirement for the liquidity coverage ratio (LCR) was introduced in Sweden. The requirement covers all currencies, both combined and separately in EUR and USD. SEK monitors this measure on a daily basis and amply fulfills statutory requirements.

Risk management

The management of SEK’s liquidity and funding risk is regulated by steering documents established by the Board’s Finance Committee. SEK has a conservative policy for liquidity and funding risk. The policy requires that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability, the company counts its loan facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility. This policy means that no refinancing risk is allowed. This strategy also means that borrowed funds not yet used to finance credits need to be invested in interest bearing assets, known as liquidity placements. Liquidity and refunding risk are measured and reported regularly to the Board’s Finance Committee, the Asset and Liability Committee, the head of Lending & Funding and the head of Treasury..

SEK’s conservative policy for liquidity and funding risk is measured and reported on the basis of various forecasts regarding the development of available funds in comparison with all credit commitments — outstanding credits as well as agreed but undisbursed credits. Available funds are defined as equity, borrowing and loan facility with the Swedish National Debt Office. Excess funds, i.e. the portion of available funds not already used to finance loans, must be invested in assets with good credit quality. See the Liquidity placements section for further details. The loan facility, granted to SEK by the government through the Swedish National Debt Office(8), which amounted to 80 billion, (year-end 2012: Skr 100 billion) is valid through December 31, 2014. A change for 2014 is that the total amount of the facility has been reduced from Skr 100 billion to Skr 80 billion and is now only available for CIRR credits. The share of the facility previously intended for commercial loans (year-end 2012: Skr 20 billion) has now been ended at SEK’s request. See the chart “Development over time of SEK’s available funds.” Part of SEK’s structured long-term borrowing includes early redemption clauses that will be triggered if certain market conditions are met. Thus, the actual maturity for such contracts is associated with uncertainty. In the chart “Development over time of SEK’s available funds,” such borrowing has been assumed to be due at the first possible redemption opportunity. This assumption is an expression of the precautionary principle that the company applies concerning liquidity and funding management. In addition, SEK also carries out various sensitivity analyses with regard to such instruments, in which different market scenarios are simulated.

(8)      The loan facility with the Swedish National Debt Office allows SEK to receive funding with maturities matching the CIRR credits it is intended to fund

Development over time of SEK’s available funds as of December 31, 2013

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

Long-term, structural liquidity risk is measured and reported regularly as described in the section “Risk Management”.

Funding

SEK’s funding strategy is defined in the Financing Strategy steering document, which is established by the Board’s Finance Committee. The Financing Strategy aims, among other things, to ensure that SEK’s funding is well-diversified with regard to markets, structures, investors, counterparties and currencies. As previously mentioned, SEK has a conservative policy on maturities, which means for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its loan facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility.

Short-term funding

For the purpose of ensuring access to funding, SEK has several revolving funding programs for maturities of less than one year. These include a US Commercial Paper program (UCP) and a European Commercial Paper program (ECP), with the latter allowing borrowing in multiple currencies. Since October 2013, SEK has had no outstanding volumes under any of these programs. However, the company successfully issued debt under both the UCP and ECP in 2013.  The table “Short-term funding programs” illustrates these funding sources. The total volume of short-term programs was USD 7.0 billion, of which USD 0.0 billion had been utilized as of December 31, 2013 (year-end 2012: total volume of USD 7.0 billion, USD 1.6 billion utilized). SEK also has a swing line that functions as a back-up facility for SEK’s revolving funding program for maturities of less than one year.

Short-term funding programs

Program type	UCP	ECP
Currency	USD	Multi currencies

Program type	UCP	ECP
Number of dealers	4	4
“Dealer of the day-facility” *	No	Yes
Program size	3 000 MUSD	4 000 MUSD
Usage as of Dec. 31, 2013	0 MUSD	0 MUSD
Usage as of Dec. 31, 2012	1 616 MUSD	0 MUSD
Maturity	270 days	364 days

*     Dealer of the Day offers an opportunity for a market actor, which is not an issuing agent, to arrange individual issues under the Commercial Paper program.

Long-term funding

To secure access to large volumes of funding, and to ensure that insufficient liquidity or investment appetite among individual funding sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. In addition, SEK carries out issues in many different geographic markets. The following charts illustrate some of the aspects of the diversification of SEK’s funding. Figures in the first chart are not comparable to amounts shown in tables “Debt as per categories” under Note 18 since (i) the definition of structure types, which are in accordance with internal reporting, are different from the definition applied in Note 18 and (ii) the chart displays nominal amounts and not book values. The third chart gives a breakdown of long-term borrowing by market in 2013. As shown by the chart below, Europe remained the most important funding market in 2013. North America accounted for a greater share of funding in 2013 than in 2012, which was due in part to SEK issuing a number of benchmark bonds with global documentation, which many US investors require in order to be able to invest. SEK’s long-term funding issued during 2013 amounted to Skr 95.2 billion (2012: Skr 43.2 billion).

Total Long-term funding by structure type as of December 31, 2013

Total Long-term funding by currency as of December 31, 2013

Long-term funding in 2013 by market

Liquidity placements

To meet SEK’s policy for liquidity and funding risk, borrowed funds, which have not yet been disbursed, must be invested in interest bearing assets, known as liquidity placements. These placements are subject to regulations specified in the Liquidity Strategy established by the Board’s Finance Committee. The size of SEK’s liquidity placements depends on a number of factors. As part of its liquidity placements, SEK requires a liquidity buffer(9) to ensure that SEK can fulfill payments related to collateral agreements that the company has with its derivative counterparties in order to reciprocally manage counterparty risk in derivative transactions. The company allocates Skr 15 billion (year-end 2012: Skr 15 billion) for this purpose. In addition, SEK’s Finance Policy, established by the Board, stipulates that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability the company counts its loan facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility. One of the largest contributing factors to the size of liquidity placements is the amount of agreed but undisbursed credits. At the end of 2013, agreed but undisbursed credits amounted to Skr 20.5 billion (year-end 2012: Skr 25.9 billion), corresponding to 23.6 percent of total liquidity placements (year-end 2012: 29.6 percent). Furthermore, the liquidity placements also ensure that SEK maintains readiness to meet its assessed new lending requirements, enabling SEK to continue for at least 6 months to grant new credits to the normal extent, even if funding markets were entirely or partly closed. At December 31, 2013 this capacity amounted to Skr 44.5 billion (year-end 2012: Skr 44.3 billion), which corresponded to 11 months’ new lending capacity (year-end 2012: 9 months). A change in calculation methodology was introduced in 2013, which increased lending capacity compared with 2012. The high lending capacity is also partly due to large amounts of maturing debt already having been refinanced via measures such as a new benchmark bond. The maturity profile of the liquidity placements must reflect the net maturity of funding and lending. Investments must be made in assets of good credit quality. When making such investments, the liquidity of the investment under normal market conditions should be taken into account. The currency should also be in accordance with established guidelines. Furthermore, the duration of the assets must be in accordance with defined guidelines. According to plan, SEK has the intention to hold these assets to maturity. The volume of the liquidity placements decreased slightly during the year and amounted to Skr 86.9 billion at the end of 2013 (year-end 2012: Skr 87.7 billion). The following charts provide a breakdown of the liquidity placements by exposure type, maturity and rating as of December 31, 2013. The remaining maturity in the liquidity placements decreased further in 2013.  However, a few longer-term investments with maturities of up to 5 years have been made in Swedish covered bonds of the highest credit quality. All of these are eligible in the quantitative liquidity measure, LCR. Moreover, the credit quality of holdings has been stable in 2013.

(9)      The liquidity buffer is an internal assessment of how large potential payments under collateral agreements may be, which means it is not made up of specific contracts unlike the liquidity reserve.

Liquidity by type of exposure as of December 31, 2013

Liquidity PLACEMENTS by Remaining maturity (“M”)

Liquidity PLACEMENTS by rating based on net exposure

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

Scenario analyses

SEK regularly performs scenario analyses with the aim of increasing its preparedness and of ensuring that the company can cope with situations such as the partial or complete cessation of various funding sources. The scenarios cover company-specific and market-related problems, both individually and in combination. The outcome of the scenarios are in line with SEK’s conservative Finance Policy, for liquidity and funding risk.

The “Market Stress Scenario” chart below shows the development of accumulated cash flows for a stressed market scenario. Assumptions for this scenario include, but are not limited to, the following: not all funding that matures can be refinanced; cash needs to be paid out under collateral agreements; and SEK meets all credit commitments — outstanding credits as well as agreed but undisbursed credits. In addition to the above, SEK also continues to grant new credits in accordance with the business plan. Also taken into account is the fact that a part of SEK’s liquidity placements can be quickly converted into liquid funds. In addition to this, SEK holds a significant amount of assets that are eligible to be held as collateral at central banks. These have not been utilized in the stressed scenario below. Instead, they serve as an additional reserve in case market conditions should become even more disadvantageous than anticipated. SEK’s eligible assets would be used to offset the potential deficit in accumulated cash flows under the stressed scenario.. Analysis shows that the deficit emerging in the stress scenario in June 2014 is primarily a consequence of the assumption regarding payments under collateral agreements in combination with maturing debt. The extra reserve ensures that the outcome of the scenario is in line with SEK’s Finance Policy. The loan facility with the Swedish National Debt Office has not been included in these stress tests.

Market stress scenario

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate internal processes, human error, faulty systems or from external events. This definition also includes legal risk. SEK’s appetite for operational risk is low(10). Risks that are assessed to be at medium or high level should be mitigated. The risk appetite for losses(11) resulting from incidents is Skr 10 million per rolling 12-month period, or Skr 3 million each quarter.

Events in 2013

The company has during 2013 further developed the risk framework and has defined risk appetite for losses from incidents as well as for the types of incidents that typically fall outside SEK’s risk appetite. The Company has also decided on criteria that should form the basis for assessing the risk level for operational risk.

At SEK, regardless of the size of their impact on earnings, events related to deficiencies in management, processes, systems, compliance or similar are reported in accordance with the company’s incident reporting procedure. During the year, there were a total of 153 incidents (year-end 2012: 111 incidents). The absolute sum of the direct impact on earnings amounted to Skr 4.4 million (year-end 2012: Skr 3.8 million).

Risk management

Responsibility and Internal Governance

Operational risk exists in potentially all business and support activities within SEK. This means that all functions within the company serve as part of the first line of defense in terms of operational risks. Each function is therefore responsible for operational risks that occur within their own function. Responsibility for monitoring, analyzing and reporting operational risk lies with Operational Risk Control, which constitutes the second line of defense. Operational Risk Control is also responsible for ensuring that the company complies with the framework for operational risk. The Internal Control Committee is the company committee that is responsible for managing and monitoring operational risk.

In order to support risk management, the company works in accordance with the framework for operational risk. The framework is based on the company’s risk appetite for operational risk and risk management objectives. The risk appetite specifies the direction and boundaries for the management of risk, which is detailed in the form of policy for operational risk, instructions, manuals and the corporate culture of the company. These steering documents describe the risk management process and define which activities and operations are included in the process and how they should be performed. The steering documents also indicate how responsibility is allocated for the execution of risk management and for the monitoring and analysis of risk and the level of risk. The policy is issued by the Board and the instructions are issued by the President.

(10)    SEK uses a 3-point scale for assessing operational risk; low, medium and high.

(11)    Losses refer to actual and calculated direct external costs.

Risk management process

SEK identifies, assesses, manages and reports operational risks in accordance with a risk management process consisting of 6 main stages.

Sustainability risks

Sustainability risks include the risks that SEK directly or indirectly contributes to violations of human rights, insufficient business ethics, bribery or other corrupt behavior, money laundering or financing of terrorism, environmental negligence or crimes or unacceptable labor conditions. SEK’s mission implies financing of exports to projects and businesses in countries with high social and environmental risks. SEK has a duty to investigate export companies and their clients in this respect. SEK endeavors to set adequate requirements in the businesses that SEK finances in order to mitigate negative environmental and social impacts. The main sustainability risks that SEK manages are illustrated in the table below. Work is underway to also incorporate sustainability risks in SEK’s funding operations.

Risk area and responsibility	Risk assessment	Risk management
Money laundering and financing of terrorism

The risk that SEK contributes to or can be connected to money laundering or financing of terrorism.

SEK has an obligation to close channels used by money launderers and to protect the company from being used for money laundering and the funding of terrorism

SEK assesses risks for contributing to money laundering and financing of terrorism in general as low as the company has a relatively small client base and large internationally recognized counterparties. SEK has no retail business. Enhanced risks are identified when:

Financing to clients to exporters in high risk countries with respect to money laundering and corruption.

In case of larger amortizations or early prepayments from borrowers that diverge from scheduled payment plans.

Investments in SEK’s bonds

Third party agent bank manages SEK transactions in high risk countries.

Training — In 2013 , 97 percent of SEK employees were trained in methods, trends and patterns within money laundering and financing of terrorism.

Risk adjusted routines for “Know your Customer” supported by controls in the system Worldcheck (www.worldcheck.com)

Dialogue with exporters and agent banks

Routines to check on purpose of prepayments and amortizations outside scheduled payment plans..

Banks and dealers, handling SEK transactions are under proper anti money laundering legislation.

Agent banks have to sign Wolfberg Anti-Money Laundering Questionnaire

Corruption

The risk that SEK contributes to or can be connected to any form of corruption or bribes.

SEK’s responsibility is to have routines and controls in order to comply with OECD convention on combating bribery, Swedish law and reasonable expectations from our stakeholders to be proactive in preventing corruption.

SEK has analyzed all business entities and identified the following main risks:

Suppliers offers bribery or any other improper advantage to SEK employees

Counterparty in financing transaction offers bribery or any other improper advantage to SEK employees

An agent/consultant/legal advisor use parts of SEK funds or payments for bribery

Borrowers or exporters use bribery in SEK financed transactions

Banks acting on behalf of SEK use bribes in SEK financed transactions

Anti-corruption program and policy Statement from CEO against all forms of corruption or bribes

Code of Conduct encompassing SEK employees and suppliers

Gift policy

Training — In 2013 94 percent of SEK employees (including all executive management) were trained in the Code of Conduct.

Sanctions for employees and suppliers if not in compliance with the Code of Conduct

Contact is established with Chief District Prosecutor at National Anti-Corruption Unit

Enhanced due diligence in countries with very high risk of corruption.

Anti-corruption declarations for exporters and anti-corruption clauses in loan agreements

External whistle-blower system

Risk area and responsibility	Risk assessment	Risk management
Human rights

The risk that SEK directly or indirectly contributes to violations of human rights.

SEK has a responsibility to influence and demand due diligence in projects and businesses that SEK finances with the purpose to comply with UN guiding principles on businesses and human rights. Demands should be in relation to a company’s influence on a potential human rights violation and in relation to the severity of the potential violation.

SEK risks indirectly being connected to human rights violation via our lending activities in mainly three ways:

SEK finances Swedish deliveries to projects in countries with a high risk of violation of human rights and where the size of the project potentially could affect local communities or indigenous people in a negative way.

SEK finances deliveries in countries or sectors with specifically high risks of human rights violations

SEK finances deliveries to counterparties involved in recent incidents of human rights violations.

Training of SEK’s business team in methodology for sustainable business.

The use of Maplecroft screening tool to identify high-risk countries with respect to human rights (www.maplecroft.com)

Screening of businesses involved in recent human rights violations by the system RepRisk (www.reprisk.com)

Larger projects are evaluated against “IFC Performance Standards” (www.IFC.org)

All lending activities are screened with respect to the risk assessment. Control questions in high risk countries

Enhanced due diligence in case of conflict areas, larger projects, incidents, and countries with specifically high risks for human rights violations.

Social and environmental due diligence in large projects

The risk that SEK finances Swedish exports to projects that do not fulfill international standards in social and environmental due diligence.

SEK has a responsibility to identify and manage social and environmental risks in accordance with OECD Recommendation on Common Approaches for officially supported export credits and environmental and social due diligence (OECD Common Approaches)

SEK identifies the following main risks:

Projects in countries with specifically high risks of human rights violations or corruption

Projects in sensitive areas

Projects in countries where exporters have difficulties getting information about the project.

Training of SEK:s business team in methodology for sustainable business.

Enhanced due diligence by sustainability analysts

Site visits if needed

Required fulfillment of international standards are included in loan documentation

Monitoring if needed

Internal capital adequacy assessment

Under Basel II Pillar 2, companies are responsible for designing their own internal capital adequacy assessment processes (ICAAP). This requires institutions to identify their risks and assess their risk management in an extensive and comprehensive manner and, based on this, to assess their capital needs. They must also communicate their analyses and conclusions to the Swedish Financial Supervisory Authority. The ICAAP must be documented and disclosed throughout the company. As part of its strategic planning process, SEK’s Board and executive management establish the company’s risk appetite and clear objectives with regard to the capital structure. An important part of the company’s capital planning is the performance of a scenario analysis. A scenario analysis provides a summary of how capital needs would be affected by unfavorable developments in the business environment. Among other things, the effects of a European sovereign debt crisis and the resulting uncertainty in the financial markets are observed and analyzed. SEK’s sovereign exposures to European countries are shown in Note 28, see tables under “Credit exposures to European countries, by exposure class and risk mitigation method”. SEK’s capital adequacy assessment process also includes an evaluation of the impact on SEK due to future regulatory reforms. The evaluation shows that SEK will be able to meet both requirements under CRR/CRD IV and EMIR regulation at the time they come into force.

SEK’s ICAAP is assessed as being well in line with the underlying principles, intentions and values of the regulations.

To calculate capital requirements in accordance with Pillar 2, SEK uses other methods than those used to calculate the capital requirements under Pillar 1. Under Pillar 2, a number of other risks are analyzed in addition to those risks covered by capital under Pillar 1. These risks are analyzed based on a perspective of proportionality, with the greatest focus being placed on those risks that are most significant for SEK. For evaluation of the capital requirement under Pillar 2, SEK’s internal quantification of economic capital forms a basis for the analysis. Economic capital is a central part of SEK’s internal capital adequacy assessment and is more exact and risk-sensitive measure compared with the regulatory capital requirement under Pillar 1. The total capital requirement under Pillar 2 was Skr 9,988 million at December 31, 2013 (year-end 2012: Skr 8,862 million), of which Skr 7,980 million (year-end 2012: Skr 7,243 million) was due to credit risk, Skr 345 million (year-end 2012: Skr 321 million) was due to operational risk and Skr 1,663 million (year-end 2012: Skr 1,298 million) was due to market risk. This can be compared to the capital requirements under Pillar 1 that amounted to Skr 6,002 million at December 31, 2013 (year-end 2012: Skr 5,720 million), of which Skr 5,592 million (year-end 2012: Skr 5,258 million) was due to credit risk, Skr 293 million (year-end 2012: Skr 284 million) was due to operational risk, Skr 112 million (year-end 2012: Skr 178 million) was due to foreign exchange risk and Skr 5 million (year-end 2012: N/A) was due to commodities risk; for further information, see Note 27.

The need for economic capital on account of credit risk is based on a quantitative approach where Value at Risk (VaR) is calculated at a confidence level of 99.9 percent. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a determined time horizon (usually one year).

This quantitative approach is also complemented by a comparative analysis of the capital requirement under the Basel formula and the necessary economic capital, as well as by qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the capital requirement calculated under Pillar 1.

In the comparative analysis, it is considered important to be able to break down the difference by the various individual factors. Although the (net) difference may be small, the analysis shows that the difference between the approaches under Pillar 1 and Pillar 2, respectively, for individual factors may have a large impact on the quantification of risk. Factors that increase the capital requirement in the overall internal assessment include the company’s view on the loss proportion in the event of default (LGD), which is more conservative than under Pillar 1. Two other factors that increase the need for capital consists in the company taking name concentration into account and that SEK employs a more conservative correlation model, where concentration risk in the portfolio due to domicile and sector is captured. The regulations also permit certain types of exposure to be exempted from capital requirements under Pillar 1. However, it is SEK’s assessment that there is also a capital requirement for such exposures. The regulations do not — under Pillar 1 — take into account the risk reduction resulting from a very short maturity. The company’s model for the calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the company is not permitted to benefit under Pillar 1, is the full effect of risk reduction through the use of guarantees and credit derivatives (i.e., combined risks, or “double default”), as well as collateral agreements with issuers of credit derivatives. Overall, with regard to credit risk, SEK’s correlation model comprises the single largest contribution to risk in the company’s comparative analysis.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

	By	/s/ Peter Yngwe
Peter Yngwe, President

Stockholm, Sweden
February 24, 2014

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

2.5

Form of Warrant Agreement for Index Warrants, with Form of Index Warrant Certificate attached thereto (filed as Exhibit 4(e) to the Company’s Registration Statement on Form F-3 (No. 333-178202) dated December 15, 2008 and incorporated herein by reference).

2.6

Fiscal Agency Agreement dated April 4, 2013 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed Exhibit 2.6 to the Company’s Annual Report on Form 20-F (No.001-08382) for the year ended December 31, 2012 filed by the Company on February 27, 2013 and incorporated herein by reference).

2.7

Deed of Covenant dated April 4, 2013 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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