Form 20-F
period 2014-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2015-02-25
CIK 352960

As filed with the Securities and Exchange Commission on February 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2014

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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

Contact person: Susanna Rystedt, Swedish Export Credit Corporation, P.O.Box 194, SE-101 23 Stockholm Email: Susanna.Rystedt@sek.se Phone 46-8-613 85 64, Fax 46-8-20 38 94 (1)

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (the “Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly-owned subsidiary Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiary” and together with the Parent Company, “SEK”, the “Consolidated Group” or the “Group”). In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2013: Skr 10 million)” means that the relevant figure for 2013, or at December 31, 2013, as the context requires, was Skr 10 million.

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

Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SEK undertakes no obligation to update any forward-looking statement in light of new information or future events, although SEK intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond SEK’s control. Readers are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

•                  Disruptions in the financial markets or economic recessions may have an adverse effect on SEK’s ability to repay its debt;

•                  SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recessions may further negatively affect the credit quality of borrowers and other risk; counterparties, which may cause credit losses or affect the value of assets.

•                  Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations;

•                  SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions;

•                  SEK’s hedging strategies may not prevent losses;

•                  Fluctuations in foreign currency exchange rates could harm SEK’s business;

•                  Increasing competition may adversely affect SEK’s income and business;

•                  SEK is exposed to significant operational risk;

•                  Changes in law or regulation may adversely affect SEK’s business;

•                  Risk related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in errors, affect operating results and cause investors to lose confidence in our reported results;

•                  Developments in emerging market countries may adversely affect the Group’s business;

•                  Natural disasters, social and political unrest and other factors beyond SEK’s control may disrupt financial markets and economic conditions in markets that SEK relies on.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated statement of comprehensive income data for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the consolidated statement of financial position data as of December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”). The IFRS standards applied by SEK are all endorsed by the European Union.

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

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2014	2013	2012(1)	2011(1)	2010
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA
Net interest revenues	1,578	1,555	1,880	1,871	1,899
Operating income	2,078	1,958	1,392	2,500	4,396
Operating profit (A)	1,629	1,408	824	1,889	3,940
Net profit (after taxes)	1,260	1,090	709	1,400	2,892
Dividend per share (Skr) (B)	94.74	81.96	53.29	105.26	75.44
Total comprehensive income (C)	1,494	823	868	1,663	1,522
Ratios of earnings to fixed charges (D)	1.74	1.54	1.23	1.47	1.38

(1) Adjusted; please see item C below.

(A) Operating profit equals operating income minus personnel expenses, other administrative expenses, depreciations and amortization of non-financial assets and net credit losses. See the Consolidated Statement of Comprehensive Income.

(B) The dividend for the year ended December 31, 2014 is that to be proposed to the Annual General Meeting to be held in April 2015, and is subject to approval at that meeting. For the year 2010, an additional special dividend of Skr 1,890 million was also paid, due to the gain realized from the sale of Swedbank shares. This special dividend is not accounted for in this table.

(C) For the years 2012 and 2011 total comprehensive income was amended in 2013 due to the implementation of IAS 19R.

(D) For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of SEK’s interest expenses, including borrowing costs. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2014	2013	2012 (1)	2011 (1)	2010
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Total loans outstanding (E)	218,222	201,477	192,907	195,600	179,656
Total assets	325,166	306,554	313,136	319,702	339,688
Total debt	284,137	270,822	275,650	276,420	303,262
of which subordinated	1,945	1,607	3,013	3,174	2,590
Equity	16,157	14,990	14,380	13,932	12,570
of which share capital	3,990	3,990	3,990	3,990	3,990
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	325,166	306,554	313,136	319,702	339,688

(1) Adjusted; please see item F below.

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

(F) For the years 2012 and 2011, equity was amended in 2013 due to the implementation of IAS 19R.

B                   Foreign Exchange Rates

The Group’s presentation currency is the Swedish kronor (“Skr”). The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average (A)	Period End
2014	7.8117	6.3392	6.9339	7.8117
2013	6.8360	6.2940	6.5221	6.5084
2012	7.2850	6.5005	6.7747	6.5156
2011	6.9759	6.0050	6.4941	6.9234
2010	8.0593	6.5145	7.2053	6.7571
2009	9.2863	6.7908	7.6028	7.1532

(A) The average of the exchange rates on the last day of each month during the period

Calendar Month 2014	High	Low
September	7.2542	7.0041
October	7.3971	7.1547
November	7.4671	7.3503
December	7.8117	7.4455

Calendar Month 2015	High	Low
January	8.3051	7.8117
February 1st until February 20th	8.4169	8.2265

The noon buying rate on February 20, 2015 was $1.00 = Skr 8.3783

No representation is made that Swedish krona amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

C                   Risk Factors

Disruptions in the financial markets or economic recessions may have an adverse effect on SEK’s ability to repay its debt.

SEK’s financial performance, as represented in its statement of financial position and of comprehensive income, may be adversely affected by a number of factors, many of which are outside the Group’s control. Recent disruptions in the international financial markets and the recent worldwide recession had direct and indirect effects on SEK’s profitability, asset quality, and its ability to finance its operations. Such future disruptions or global recessions may reduce the Group’s ability to repay its debt.

In addition, certain major economies around the world are currently in recession or have experienced slow growth or economic stagnation in recent periods. This, or any return to recessive conditions in any significant market that has recently emerged from recession, may ultimately impact the industrial development of commercial or industrial entities in countries around the world, which could also affect the business volumes, profitability or asset qualities of the Group. There can be no certainty that measures taken by various governments and monetary authorities will succeed in re-establishing, on a sustainable basis, the conditions necessary for economic growth. Therefore, uncertainty remains as to the future global economic outlook, and many countries’ economies could experience long periods of slow growth or recurring recessions.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances — including, but not limited to, volatility in energy prices, fluctuations in the prices of commodities or other raw materials, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities — may have negative consequences for the companies and industries that the Group provides financing to (as well as the financial condition of SEK’s financial counterparties) and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfill debt obligations.

SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recessions may further negatively affect the credit quality of borrowers and other risk counterparties, which may cause credit losses or affect the value of assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood that an increased number of SEK’s customers or counterparties could require less credit or become delinquent in their loans or other obligations to SEK. SEK has, in the recent past, been forced to write down the value of some of its assets as a result of disruptions in the financial markets, and SEK may be forced to do so again in future periods. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. Continuing market turmoil and ongoing recessions in certain major countries have made it very difficult for many issuers to obtain financing, especially with longer maturities. Continued market disruptions may make such funding more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations. In addition, in the wake of the financial disruptions from 2008 and onwards, there have been proposals of new stricter regulations under the Basel regime with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to have a larger own funds in relation to their risk-weighted assets as well as have better matched funding in relation to their obligations. Furthermore, tighter rules on which assets can be defined as liquidity reserves as well as stricter requirements on clearing of derivatives are important parts of the regulations. Compliance with such new rules may increase the costs of funding for all financial institutions, including SEK.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Credit rating agencies are also increasing their scrutiny of all issuers, particularly financial institutions. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short- and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. In particular, the public policy role of SEK and corresponding level of government support might receive greater scrutiny from the rating agencies in the near future, as similar institutions within the Nordic region have recently experienced dramatic changes in their government’s definition of their public policy role. Notwithstanding regular confirmation from SEK’s owner (the Swedish State) of its continued support for SEK’s current public policy role, the risk that this view could change in the future cannot be entirely disregarded. Deterioration in any one of these factors or in any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets have during certain periods made it difficult to value certain of SEK’s assets and liabilities. For example, SEK is exposed to changes in fair value due to changes in credit spreads on its own debt and due to changes in currency basis spread, which it has not hedged, and such changes in fair value can have a negative impact on SEK’s results as reported under IFRS, even though SEK historically has not experienced any material realized losses related to such exposures. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

SEK’s hedging strategies may not prevent losses.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks. If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, impairing its ability to timely repay or refinance its debts. In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments or strategies and could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Group is subject to some exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value in Swedish currency of the Group’s foreign-currency obligations. The values of a majority of the items presented in the statement of financial position are subject to fluctuations as a result of changes in the exchange rate between the Swedish krona and other currencies, such as the U.S. dollar/Swedish krona and the euro/Swedish krona exchange rates. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations. As part of its ordinary business activities, SEK has a material amount of euro-denominated assets reported in its statement of financial position as well as euro-denominated debt. Because of uncertainty surrounding the capacity of Eurozone countries’ ability to handle the financial problems many of these countries are currently experiencing, the euro may fluctuate against the Swedish krona or any other currency in which SEK has assets or liabilities. SEK might therefore be harmed by such fluctuations in exchange rates. Recent developments in Russia have had a negative impact on SEK’s customers, while recent developments in Greece have only had indirect effects through their impact on financial markets.

Increasing competition may adversely affect SEK’s income and business.

Competition in the Group’s business is based on service, product innovation, product features, price, commission structures, financial strength and name recognition. The Group competes with a large number of other credit institutions, including domestic and foreign banks, as well as with the direct or indirect financing programs of exporters themselves. Some of these institutions offer a broader array of products or have more competitive pricing or greater financial resources with which to compete than does SEK. Increasing competition may have significant negative effects on the Group’s financial performance if the Group is unable to match the products and services of its competitors or has to lower its prices or rates in order to compete for customer business, investments or financing. Such changes could have material adverse effects on SEK’s business and its ability to repay its debts.

SEK is exposed to significant operational risk.

Broadly, operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance and/or ability to repay its debt. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

There is also a risk that SEK’s reputation will be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments, including those that are not explicit. Although operational risks can be reduced by properly documented processes, adequate systems, a culture of sensitivity to risk, compliance with regulations, effective corporate governance and other factors supporting internal control, such procedures may not be effective in controlling each of the operational risks SEK faces. A significant failure in managing our operational risk could materially and adversely affect SEK’s business, financial condition, results of operation and/or ability to repay its debt.

Changes in law or regulation may adversely affect SEK’s business

SEK’s business is subject to regulation and regulatory oversight. Any significant regulatory development could affect the manner in which SEK conducts its business and SEK’s results of operations.

SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which SEK operates. Financial regulators around the world have responded to the recent crisis by proposing significant changes to the regulatory regime applicable to financial service companies such as SEK’s. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden) could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay its debt.

In December 2010, the Basel Committee on Banking Supervision presented an extensive new package of rules known as Basel III, intended to supersede the previous Basel II standard. As of January 1, 2014, new rules according to Basel III came into force within the European Union by means of the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD). The CRR is directly applicable legislation in the European Union. The rules of the CRD must be transposed into national law, and the Swedish law was amended accordingly as of August 2, 2014. In some cases the new rules are subject to transitional arrangements, while in other cases binding rules are still not finalized. The areas in which rules have yet to be finalized include, but are not limited to (i) the minimum requirements on leverage, particularly the minimum leverage ratio of 3.0 percent which is intended to apply from 2018 and which may be increased following the evaluation period and (ii) minimum requirements on net stable funding, for which the final rules are yet to be finalized, and which are expected to apply from 2018 as well. On numerous topics the regulations will be further specified by means of binding technical standards or amended according to stated intentions. The implications of such changes are, as yet, not fully known. Furthermore, the new regulations have introduced a higher level of discretion for national supervisory authorities to impose further capital requirements and such decisions may adversely affect SEK. Finally, the Basel Committee on Banking Supervision continuously releases amendments or revisions to the Basel III standard. Such initiatives, following implementation within the European Union, may also adversely affect SEK.

In addition, the European Market Infrastructure Regulation (EMIR) will impose, in some cases, mandatory central clearing of derivatives. The future clearing obligations according to EMIR will also gradually widen, and the regulation will be further supplemented by means of binding technical standards. This new regulation may affect SEK’s business by increasing costs and putting restraints on the way SEK can conduct its business with regard to derivatives, if those derivatives are not cleared through a central clearing house.

The Bank Recovery and Resolution Directive (BRRD) applies in European Union as of January 1, 2015. The transposition of the BRRD into Swedish law is still pending. According to the BRRD a debt write-down tool will come into effect in January 2016. The introduction of the debt write-down tool may lead to debt instruments that could be written down or converted into share capital possibly being priced differently and the risk of a write-down being priced in. The effect of the introduction of this debt write-down tool on total capital and financing costs, as well as possible other effects, however, is still difficult to assess.

In addition, the EU Commission has proposed the introduction of a tax on financial transactions for 11 countries in the European Union. Under the proposal, bonds and securities on the secondary market will be taxed at a rate of 0.1 percent and derivatives will be taxed at a rate of 0.01 percent. Although only 11 EU countries may introduce the tax, banks and customers outside these countries would also be affected, if they carry out transactions with counterparties within this tax area or trade in instruments issued there. This means that financial institutions in Sweden, like SEK would also be affected if the tax were to be introduced as proposed. The outcome of this proposal is, however, highly uncertain as there is both political and legal opposition to it.

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

SEK’s external reporting of financial and non-financial data is reliant on the Group’s internal control over financial reporting including the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to the Group´s reputation. For additional information on SEK’s internal control over financial reporting see Item 15.

Developments in emerging market countries may adversely affect the Group’s business.

The Group operates in a number of emerging markets and its exposure to such markets has increased in recent years, as the number and importance of investment and trade links between Sweden and emerging markets has increased. Economic and political developments in emerging markets, including economic crises or political instability, may have material adverse effects on the Group’s business prospects, results of operations and/or ability to repay its debt.

Natural disasters, social and political unrest and other factors beyond SEK’s control may disrupt financial markets and economic conditions in markets that SEK relies on.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although this has not been the case to date, natural disasters, such as the 2011 earthquake and tsunami in Japan, and/or social and political unrest, such as that seen in a number of Eurozone countries in recent years as well as in Ukraine and Russia recently, may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase.

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

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Klarabergsviadukten 61-63, Stockholm, Sweden; and the Parent Company’s telephone number is +46-8-613-83 00.  The Parent Company’s authorized representative in the United States is Business Sweden; Business Sweden’s contact information is as follows:

Business Sweden New York

The News Building,

220 E 42nd Street

Suite 409A,

New York, NY 10017

Tel. No.: (212) 507-9001

usa@business-sweden.se

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

SEK’s mission has developed over the years since SEK began its operations in 1962. From its roots in export loans, SEK’s product range over time has expanded. However, SEK is still a niche operator in the financial market. SEK works mainly with lending and as a result SEK acts as a complement to banks which are active in Sweden. SEK’s unique position means that SEK works cooperatively with banks and other financial institutions. Over the years, SEK has been active in the creation of new financial solutions. SEK’s niche specialization in long-term export-related financing, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments.

SEK believes that its relationships with domestic, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers’ requirements. This network of relationships enables SEK to participate in co-financing arrangements.

In 2014, SEK’s new lending to Swedish exporters and their customers amounted to Skr 57.1 billion (2013: Skr 55.7 billion), of which end-customer finance amounted to Skr 33.9 billion (2013: Skr 39.0 billion) and the volume of corporate lending was Skr 23.2 billion (2013: Skr 16.7 billion).

Demand for financing from SEK in 2014 was higher than in the previous year, despite its customers’ generally strong access to capital, setbacks to economic growth in 2014 and weaker economic performance in the EU, which area accounts for approximately 60 percent of Swedish exports. The slight increase in lending was due partly to a need for long-term export finance. It was also due to having a large amount of refinancing of customers’ loans at maturity. SEK also gained a number of new clients over the year.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. In 2010, the Swedish parliament also authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion. This was a prolongation of the decision made in 2009, in order to further enhance the ability of SEK to promote the Swedish export industry.  In January 2011 and 2012, both the loan facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. In December 2012, the government decided to further extend the ability to purchase state guarantees and the loan facility during 2013 up to a maximum amount of Skr 100 billion. Of the total amount agreed for 2013, Skr 80 billion was intended for state supported loans (CIRR) and Skr 20 billion for commercial export financing. In December 2013, the Swedish Parliament decided that the credit facility for 2014 would amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish Parliament also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2014, the loan facility was prolonged on the same terms for 2015. The Swedish parliament also decided not to prolong the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

The wholly owned subsidiary AB SEK Securities was merged into SEK on December 5, 2014.The merger resulted in SEK taking on the assets and debts of AB SEK Securities. AB SEK Securities has been licensed by the Swedish Financial Supervisory Authority to conduct securities trading. AB SEK Securities’ operations are being transferred to the Parent Company as SEK was licensed to conduct this type of business as of June 12, 2014. Operating income of Skr 4 million and operating profit of Skr 3 million, related to the period prior to the merger, are included in the Income Statement of AB Svensk Exportkredit. The merger difference amounts to Skr 3 million.

The Board of Directors has resolved to propose at the Annual General Meeting that a total dividend of Skr 378 million (2013: Skr 327 million) be paid in accordance with company’s dividend policy.

SEK has not made any material capital expenditures, nor engaged in any other material divestitures or acquisitions (including interests in other companies) during the three financial years preceding the date of this report.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the S-system. With support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries which have similar support from their respective domestic export credit agencies, which also provide government-supported export credits. SEK’s lending exclusive of the S-system, including infrastructure credits, faces competition from other Swedish and foreign financial institutions, as well as from direct and indirect financing programs of exporters themselves.

The following table summarizes SEK’s loans outstanding, including the S-system and debt outstanding at December 31, 2014 and 2013:

	At December 31,
Skr mn	2014	2013
Total loans outstanding(A)	218,222	201,477
Total debt outstanding (B)	284,137	270,822

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

(B) Includes subordinated debt of Skr 1,945 million and Skr 1,607 million as of December 31, 2014 and 2013, respectively.

Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2014:

	Year ending December 31,
Skr mn	2014	2013
Offers of long-term loans accepted	57,118	55,701
Total loan disbursements	-57,495	-60,238
Total loan repayments	65,171	41,693
Total net increase/ (decrease) in loans outstanding	16,745	8,570
Loans outstanding	218,222	201,477
Loan commitments outstanding but undisbursed(A)	16,028	20,480

(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the commercial and financial institutions’ need for the funds. Currency exchange effects also affect the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of disbursements of loans as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans”.

Total loans outstanding by type of loan:

Skr mn	2014	2013	2012	2011	2010
Total lending for export of durable products	144,285	122,971	105,145	102,566	80,050
Other lending related to export	66,504	70,767	72,601	71,729	76,809
Lending related to infrastructure	7,433	7,739	15,161	21,305	22,797
Total	218,222	201,477	192,907	195,600	179,656

Most of the loans granted by SEK are granted to purchasers of Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are in Western Europe. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure.  For additional information on SEK’s approach to risk, see Note 28 and Note 31 to the Consolidated Financial Statements.

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the Swedish Exports Credit Guarantee Board (EKN), the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (Coface) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. At year-end 2014, government export credit agencies guaranteed a total of Skr 173.4 billion (year-end 2013: Skr 160.0 billion), or 46.8 percent (year-end 2013: 46.5 percent) of SEK’s total credit exposures. Skr 118.8 billion (year-end 2013: Skr 120.0 billion) covered corporate exposures, Skr 2.6 billion (year-end 2013:  Skr 1.5 billion) covered exposures to financial institutions, Skr 0.6 billion (year-end 2013: Skr 0.6 billion) covered exposures to regional governments and Skr 51.5 billion (year-end 2013: Skr 37.9 billion) covered sovereign exposures.

The following tables show SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) at December 31, 2014 and 2013.

Gross exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	8.4	—	0.4	—	43.0	7.9	4.8	0.0	66.7
Regional governments	0.7	—	—	—	—	—	11.8	0.5	—	13.0
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.5	3.6	0.2	12.5	4.0	2.0	14.2	23.5	0.4	61.9
Corporates	17.6	22.5	14.0	27.0	0.5	12.1	70.2	45.2	12.9	222.0
Securitization positions	—	—	—	1.1	1.2	—	—	4.1	—	6.4
Total	22.0	34.5	14.2	41.0	5.7	57.1	104.1	78.4	13.3	370.3

Gross exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	1.5	6.4	—	—	—	30.1	8.5	2.5	0.0	49.0
Regional governments	0.6	—	—	—	—	—	10.1	2.5	—	13.2
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Financial institutions	0.9	0.8	2.7	5.2	3.8	0.2	19.2	25.6	0.4	58.8
Corporates	13.4	24.4	7.7	23.0	0.6	12.9	75.6	44.4	13.2	215.2
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	16.4	31.6	10.4	30.0	6.1	43.2	113.4	79.4	13.6	344.1

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.2	80.7	3.5	370.3

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	0.8	—	4.5	—	—	145.2	21.9	2.5	174.9
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

SEK has no exposure to subprime, Alt-A, negative amortizing or other loans it would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

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

The following tables show SEK’s net credit losses and changes in reserves of financial assets, respectively, for the periods indicated.

Net credit losses

	For the Year Ended December 31,
Skr mn	2014	2013	2012	2011	2010
Credit losses	-30	-68	-72	-125	-120
Reversal of previous write-downs	119	22	37	14	131
Net impairments and reversals	89	-46	-35	-111	11
Established losses	-18	-3	-2	-4	-4
Recovered credit losses	2	10	14	4	1
Net credit losses	73	-39	-23	-111	8
of which related to loans(1)	11	-32	-48	-78	93
related to liquidity placements(1)	62	-7	25	-33	-85

(1) For the definition of loans and liquidity placements, see Note 11 to the Consolidated Financial Statements.

Changes in reserves of financial assets

	For the Year Ended December 31,
Skr mn	2014	2013	2012	2011	2010
Opening balance	-757	-711	-676	-565	-940
Reserves used to cover write-offs (charge-offs)	254				364
Net impairments and reversals	89	-46	-35	-111	11
Currency effects	-50	0	—	—	—
Closing balance	-464	-757	-711	-676	-565
of which related to loans(1)	-236	-260	-221	-161	-43
of related to liquidity placements(1)	-228	-497	-490	-515	-522

(1) For the definition of loans and liquidity placements, see Note 11 to the Consolidated Financial Statements.

SEK exclusive of the S-system

Outside of the S-system, (or in “SEK exclusive of the S-system,” as we refer to the business of SEK other than the S-system), SEK reports loans in the following categories:

Loan Types and Underwriting Policies

Medium and long-term loans for the financing of exports of durable goods; and

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

Loans outstanding (exclusive of those under the S-system) as of the dates indicated were distributed among SEK’s various categories of loans as follows:

Loans outstanding (exclusive of the S-system) by type of loans:

	As of December 31,
Skr mn	2014	2013	2012	2011	2010
Lending for export of durable products	95,987	79,272	65,646	68,339	56,061
Other lending related to export	66,504	70,767	72,601	71,729	76,809
Lending related to infrastructure	7,433	7,739	15,161	21,305	22,797
Total	169,924	157,778	153,408	161,373	155,667

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

Outside the S-system, export financing is extended at prevailing market rates of interest. The Group normally makes loan offers at a quoted interest rate that is subject to change prior to acceptance of the loan offer (an “indicative loan offer”). When a borrower accepts an indicative loan offer, the interest rate is set normally at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises. In 2012, SEK introduced a revised method for providing offers. The revised method involves providing binding or non-binding offers. Binding offers are offers with a higher degree of commitment to the customer with regard to disbursement of the loan than non-binding offers, regardless of whether the interest rate is fixed or not.

Guarantees and Credit Default Swaps

If a guarantee or credit default swap is entered into for risk-mitigating purposes, the instrument protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in some cases interest) as long as the issuer of the guarantee or credit default swap is financially sound. The amount so protected is ordinarily 75%-100% of the principal amount.  Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies. For export loans, where the ultimate borrower may have relatively low creditworthiness, guarantees from export credit agencies (“ECAs”) and banks are normally used.

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

Offers granted by the Group for loans that borrowers accepted (exclusive of those under the S-system) were distributed among SEK’s various categories of loans as follows as of December 31, 2014 and December 31, 2013.

Offers accepted, type of loan

Skr billion	2014	2013
End customer finance	28.2	25.6
Direct customer financing	23.2	16.7
Total	51.4	42.3

Of the total volume of offers accepted during 2014, Skr 2.8 billion (2013: Skr 3.9 billion) had not been disbursed at the end of the respective reporting period. If a loan has been accepted by the borrower it can be disbursed immediately.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2014.

	Percentage of loan offers accepted
Currency in which loan is denominated	2014	2013
Swedish kronor	22%	25%
Euros	20%	23%
U.S. dollars	51%	42%
Other	7%	10%
Total	100%	100%

S-system

The S-system was established by the Swedish State on July 1, 1978, as a State-sponsored export-financing program designed to maintain the competitive position of Swedish exporters of durable goods and services in world markets. With respect to the financing of services, this could relate, for example, to services provided by the exporter to a customer in connection with the export of goods.

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

SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the S-system are reimbursed by (or paid to) the State, any loan losses that may be incurred under such programs are not reimbursed by the State. Accordingly, SEK has to obtain appropriate credit support for these loans as well. All of the lending under the S-system is reported on SEK’s statement of financial position. SEK has consequently presented the operations of the S-system in the statement of comprehensive income as the amount of net commission received, accounted for as interest income rather than presenting the gross amounts collected and paid in accordance with the agreement with the Swedish State. In general, loans under the program are made with State guarantees administered by the EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

The following table sets forth the volumes of offers accepted, undisbursed loans at year end, new loans disbursed and loans outstanding at year-end under the various programs in the S-system for each year in the two-year period ended December 31, 2014.

The volume of offers accepted in the S-system decreased significantly during 2014 as compared to 2013. This is mainly related to a decreased demand for S-system credits related to the low nominal interest rates in many currencies. The S-system remains a minor part of SEK’s business operations due to the restrictions that are imposed on such loans, even though the overall volume of outstanding loans has increased. In general, export finance volumes are higher now than prior to the financial crisis but are not expected to increase significantly due to stronger competition in today’s market. Of the total amount of outstanding loans, loans in the S-system amounted to Skr 48.3 billion (year-end 2013: Skr 43.2 billion), representing an increase of 11.6 percent from year-end 2013. The increase of credits in the S-system is partly due to currency exchange effects because of the strengthening of the USD against the Swedish krona during 2014.

	Concessionary Loan Program		CIRR-loans		Total
Skr mn	2014	2013	2014	2013	2014	2013
Offers accepted	—	0	5,668	13,424	5,668	13,424
Not disbursed loans at year-end	47	92	7,482	8,445	7,529	8,537
New loans disbursed	10	39	7,610	15,214	7,620	15,253
Loans outstanding at year-end	921	829	47,377	42,419	48,298	43,248

The following table sets forth the volume of loans outstanding in the S-system by type of loan as of December 31 in each of the years indicated.

Loans outstanding in the S-system by type of loans

Skr mn	2014	2013	2012	2011	2010
Lending for export of durable products	48,298	43,248	39,499	34,227	23,989
Other lending related to export	N.A.	N.A.	N.A.	N.A.	N.A.
Lending related to infrastructure	N.A.	N.A.	N.A.	N.A.	N.A.
Total	48,298	43,248	39,499	34,227	23,989

Loan Types and Underwriting Policies

Within the S-system, SEK extends loans only for the medium- and long-term financing of durable goods exports. S-system lending includes financing in cooperation with intergovernmental organizations and foreign ECAs.

SEK’s credit underwriting policies and requirements for S-system loans are similar regardless of loan type. The majority of these loans are also guaranteed by export credit agencies. SEK’s initial loan offer and subsequent commitment set forth the maximum principal amount of a loan, the currency in which the loan will be denominated, the repayment schedule and the disbursement schedule.

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

SEK offers S-system financing at commercial interest reference rates (“CIRR”) established by the OECD in accordance with the OECD Consensus. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that loan offers may remain valid for a period of not more than 120 days. EU rules and Swedish regulations state that the commercial contract must be signed within such 120 day period. Thereafter, the CIRR rate can be locked in for a maximum period of six months in order for the loan agreement to be finalized. No commitment fee is charged by SEK for CIRR loans. The arranging/agent bank, generally a commercial bank, receives compensation of 0.25 percent per annum, based on the outstanding loan amount, to cover its costs for arranging and managing loans.

SEK participates with government agencies in an export-financing program (the “Concessionary Credit Program”) financed by the Swedish State to promote exports to certain developing countries, incorporating a foreign aid element of at least 35 percent. SEK has a portfolio of such credits but Sweden is no longer providing new Concessionary Credits under the program. Terms varied according to the per capita income of the importing country.

The aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules, and the Swedish government reimburses SEK through the S-system for the costs incurred as a result of SEK’s participation in such program as well as costs, if any, in the CIRR financing.

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

The following table illustrates the counterparties for the Group’s outstanding loans and guarantees as of December 31, 2014 and December 31, 2013. Although most loans fall into more than one category for any given loan, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger in terms of creditworthiness.

	2014	2013
Loan credit exposure to Swedish State guarantees via EKN(A)	39%	42%
Loan credit exposure to Swedish credit institutions(B)	3%	3%
Loan credit exposure to foreign bank groups or governments(C)	20%	22%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	24%	19%
Loan credit exposure to municipalities	4%	5%
Loan credit exposure to other foreign counterparties, primarily corporations	10%	9%
Total	100%	100%

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

(B) At December 31, 2014, loans in this category amounting to approximately 1 percent (2013: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 2 percent (2013: 2 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2014, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2014, approximately 9 percent (2013: 9 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See also Note 28 to the Consolidated Financial Statements.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

SEK has not entered into any new business in or with Iran since 2005.

However, it remains one of a number of minority sub-participants via assignment in a single legacy Euro-denominated financing arrangement dating back to 2005 that is led by a major European bank and guaranteed by a European government export credit agency.  The purpose of the financing arrangement was to finance the acquisition by the National Petrochemical Company (“NPC”) of Iran of certain equipment exported from Germany.  The obligations of NPC under the arrangement are secured by the assignment of certain receivables from oil products exported by NPC and its trading subsidiaries to buyers, mostly in Asia.  No funds under the arrangement (which has a contractual maturity of 2019) have been provided to NPC since 2010.

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

During 2014, SEK’s sub-participation in this single legacy financing arrangement generated gross revenues of Euro 86,533.19 and net interest revenues of Euro 16,805.69.  These amounts represent less than 0.03 percent of SEK’s gross revenues and net interest revenues for the year. SEK is actively exploring the possibility of exiting the arrangement through assignment of its minority sub-participation interest to another participant bank.

C          Organizational Structure

SEK has the following two segments, as defined in IFRS 8 Segment reporting: “corporate lending” and “end-customer financing”.  SEK organizes its activities in these segments into two main business areas which are correlated to the above business segments in accordance with financial reporting requirements: (i) Corporate and Customer Finance and (ii) Structured Finance. In addition, SEK has a Customer Relations Management (“CRM”) function which is responsible for all customer relations contacts with different customers and cooperates intensively with the business areas, and a Treasury group, which operate outside of the two main business areas. SEK also maintains a risk control unit and a compliance function.

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

Treasury

Treasury is responsible for treasury activities, short-term funding and long-term funding as well as liquidity management.  See also Item 5, “Operating and Financial Review and Prospects — Liquidity, Capital Resources and Funding — Liquidity.”

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 31 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board of Directors decided, that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board of Directors has appointed KPMG to be responsible for the independent internal audit function and they have commenced their assignment in January 2012. Their assignment has been prolonged for 2013, 2014 and 2015 as well. The company’s goal in appointing an external party in order to perform the internal audit is to benefit from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the company’s internal risk model. SEK’s Internal Control Committee, of which the Chief Administrative Officer is the Chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.  The company carried out a reorganization in December 2014 that applies from January 1, 2015. As part of this reorganization, two of the company's internal committees — the Asset and Liability Committee and the Internal Control Committee — were removed.  Following the reorganization, ongoing matters that were previously dealt with by these committees are instead determined by the President. More significant issues will be examined by the newly established Risk and Compliance Committee prior to a decision by the President. Company-wide and strategic issues are examined by the executive management prior to the President’s decision. In certain cases, the President has delegated decision-making powers to managers who report directly to the President.

Swedish Government Supervision

Supervision by the Swedish Financial Supervisory Authority

SEK’s Parent Company operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (the “Act”). As such, it is, individually and on a consolidated basis, subject to supervision and regulation by the Swedish Financial Supervisory Authority (the “Swedish FSA”), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Act and the regulations linked to it and such institutions’ corporate charters.

Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, three-month, six-month and twelve-month basis and may conduct periodic inspections. The Supervisory Authority also may (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

In 2011, the Swedish FSA initiated an industry-wide inquiry into financial institutions’ reporting of the financial instruments they hold and certain aspects of their handling of market risk. SEK cooperated with this inquiry, and agreed with the Swedish FSA that it would amend its policy with regard to certain aspects of the classifications of such instruments, which process was completed in December 1, 2012. Since December 1, 2012, the available-for-sale category has been used for all new interest-bearing securities acquired as SEK’s liquidity placements. Earlier, this category was used only for securities quoted on an active market that would otherwise be classified under the category of loans and receivables. In February 2015, the Swedish FSA informed SEK that it expected SEK to enhance its reporting of market risk and to address certain related issues. SEK is evaluating the Swedish FSA’s latest communication and currently expects to provide the regulator with a formal response early in March 2015.

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

As a credit market institution, SEK is also subject to prudential regulations relating, to among other areas, its capital adequacy, its maximal exposure to any group of interconnected clients and liquidity.

Prudential requirements

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements (the “Basel Committee”), referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the Capital Requirements Regulation (CRR)(3) and the Capital Requirements Directive (CRD IV)(4). CRR is directly applicable in Sweden and contains detailed requirements in respect to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. CRD IV was incorporated into Swedish legislation as of August 2, 2014 and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration.

The current regulations introduced by CRR and CRD IV replace regulations of the previous revision of the Basel accord, Basel II, which had been the prevailing standard since 2007, as it was incorporated into EU and Swedish legislation. On several topics Basel II rules are however still partially or completely in force, due to transposition periods in CRR or CRD IV. CRR, as amended, and CRD IV, as incorporated into national legislation, apply to credit institutions, including SEK, within Sweden and the European Union.

The main structure of Basel III, as well as the previous standard according to Basel II, consists of three “Pillars”, as follows:

(3)  Regulation (EU) no 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no 648/2012

(4)  Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC

(i) Pillar 1 deals with minimum capital requirements for credit risks, credit valuation adjustment risks and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have Own funds that in size and composition are sufficient to meet those minimum capital requirements. The capital requirements and the Own funds are calculated in accordance with the CRR (until year-end 2014: Capital Adequacy Act (2006:1371) and the Swedish Financial Supervisory Authority’s regulations and general guidelines regarding capital adequacy and large exposures (FFFS 2007:1)). The stricter minimum requirements that were introduced with the CRR are subject to transitional arrangements, however the Swedish Financial Supervisory Authority has chosen to, in most cases, require institutions to comply with those rules immediately according to their respective regulations regarding prudential requirements and capital buffers (FFFS 2014:12). Pillar 1 allows institutions to choose between various alternatives based on their level of development; with regard to credit risks, the standardized approach is the simplest approach. It is similar to the approach required by Basel I, but contains more risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the Foundation IRB approach (internal ratings-based approach). Under the Foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk classifications. The Swedish Financial Supervisory Authority approved SEK’s application to be allowed to use a Foundation IRB approach in February 2007. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers a large proportion of the company’s exposures. The Swedish Financial Supervisory Authority has also granted SEK an exemption from the IRB approach until December 31, 2015, allowing SEK to apply the standardized approach to the following exposures: (i) export credits guaranteed by the Swedish Export Credits Guarantee Board (“EKN”) or corresponding foreign entities within the OECD and (ii) exposures to governments. SEK was also in 2014 granted a permanent exemption, which superseded a previous temporary but otherwise equivalent exemption, from the IRB approach regarding exposures in the Customer Finance business area. This permanent exemption is subject to the prerequisite that the exposures covered will not have a significant impact on the risk profile of SEK.

(ii) Pillar 2 concerns national supervisory authorities’ evaluation of risks and describes requirements on institutions’ processes for risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) also takes into account qualitative risks. SEK annually assesses the development of its future capital requirements and available capital primarily in connection with the three-year business plan being updated.

(iii) Pillar 3 concerns, and places demands on, openness and transparency and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the above mentioned FFFS 2014:12 (until year-end 2014: the Swedish Financial Supervisory Authority’s regulations and general guidelines regarding public disclosure of information concerning capital adequacy and risk management (FFFS.2007:5)). SEK reported in accordance with Pillar 3 for the first time in the Annual Report for 2007. Since 2008, SEK has also published a separate report in accordance with Pillar 3:”the Capital Adequacy and Risk Management Report, Pillar 3”.

The principal measure of capital adequacy, according to previous (Basel II) and current (Basel III as it is implemented with the CRR) standards, is a capital to risk exposure amount ratio, which compares the Own funds, (or capitalized Own Fund consistently) to the total of risk-weighted exposures, that is assets and off-balance sheet items measured according to the risk level. According to CRR, Own funds consist of three components with different level of quality from a loss absorption perspective. The highest quality is the Common Equity Tier 1 capital, which includes equity capital after certain adjustments and deductions. The next level is the Additional Tier 1 capital which, subject to detailed requirements, consists of some kinds of highly subordinated, perpetual debt or hybrid capital. Tier 1 capital is the sum of Common Equity Tier 1 capital and Additional Tier 1 capital. Tier 2 capital constitutes the third component and consists of, subject to detailed requirements, some kinds of subordinated debt that among other things must have an original maturity no less than five years. The measure on Common Equity Tier 1 capital was formally introduced with the CRR. Most items previously deducted from total Own Funds will according to CRR be deducted directly from Common Equity Tier 1 capital. One of the key purposes of the Basel III standards is to improve the quality of the own funds of financial institutions and to increase transparency standards regarding the different components that comprise the own funds. The introduction of Basel III with CRR have imposed a narrower definition of Tier 1 capital with stricter requirements on included instrument and an overall focus on Common Equity Tier 1 capital. Also, the CRR introduced stricter capital requirements related to exposures to financial institutions and a new capital requirement for credit valuation adjustment risks, covering additional risks related to derivatives positions.

The minimum total capital ratio requirement under Pillar 1 is 8 percent, a requirement that not has changed with the CRR. However, the CRR introduced additional requirements on the higher quality components of capital, with a minimum requirement of 4.5 percent and 6.0 percent relating to Common Equity Tier 1 capital and Tier 1 capital, respectively. These additional requirements are subject to transitional arrangements according to CRR, but the Swedish Financial Supervisory Authority has opted to require financial institutions, including SEK, to fulfill them already as of January 1, 2014. In addition to these minimum ratios there are capital buffers requirements that SEK must meet with Common Equity Tier 1 capital with the result, as of December 31, 2014, that SEK’s actual Common Equity Capital Ratio must exceed 7.0 percent (year-end 2013: not applicable). Failure to meet the additional buffer requirements triggers among other things restrictions on distributions. SEK’s policy is to maintain Own funds well in excess of the regulatory minimum requirements.

The Common Equity Tier 1 capital ratio is a new metric that became a required disclosure as of January 1, 2014. This ratio, as it has been disclosed prior to January 1, 2014 has been based on a definition where Common Equity Tier 1 capital consists of Tier 1 capital excluding additional Tier 1 capital (in the form of perpetual subordinated debt). As of January 1, 2014 and henceforth the Common Equity Tier 1 capital is calculated according to CRR, in some cases subject to transitional arrangements. SEK’s Common Equity Tier 1 capital ratio was 16.9 percent as of December 31, 2014 (year-end 2013: 19.5 percent). As of December 31, 2014, SEK’s capital ratio was 19.2 percent (2013: 21.8 percent), while its Tier 1 capital ratio was 16.9 percent (2013: 19.5 percent). Contributing factors to the reduction in the capital ratios are the stricter capital requirements related to exposures to financial institutions, the new capital requirement for credit valuation adjustment risks and a larger deduction from Own funds relating to prudent valuation.  See Note 27 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

In August, 2013 SEK exercised its right to redeem outstanding perpetual subordinated debt totaling USD 350 million, instruments that up to that time had been included in Additional Tier 1 capital. The reason for the early redemption of these debentures is that, due to regulatory changes that were to be (and subsequently also were) introduced with the CRR, they would not qualify as Tier 1 capital and therefore they would not fulfill an effective function in the company’s capital structure going forward. In November 2013, a Tier 2-eligible bond amounting to USD 250 million with a maturity of 10 years and a redemption option after 5 years was issued.

For further information on prudential regulations, and forthcoming changes regarding these, see Note 31 to the Consolidated Financial Statements.

Large exposures

According to the CRR (until year-end 2014: the Swedish Financial Supervisory Authority regulation FFFS 2007:1), a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of Own funds. The aggregate amount of SEK’s large exposures as of December 31, 2014 was 342 percent of SEK’s total Own funds, and consisted of risk-weighted exposures to 25 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2013: 351 percent and 27 different counterparties or counterparty groups).

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily, along with other limits.

AB SEK Securities

The Parent Company’s wholly owned subsidiary AB SEK Securities was merged into the Parent Company on December 5, 2015. The subsidiary was previously licensed to conduct a securities business and as such was regulated by the Swedish Financial Supervisory Authority under the Securities Operations Act. The Parent Company has obtained the same license and is thus now subject to the same regulations and conditions, which follows from such a license. Among other things, the Supervisory Authority requires a licensee to submit reports on a regular basis and may request to conduct periodic inspections. The Supervisory Authority had the option to appoint (but did not) an external auditor for the subsidiary. Furthermore, AB SEK Securities was also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the CRR, as amended, as the Parent Company is now and was before the merger.

D          Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A          Operating Results

A major part of SEK’s operating profit derives from the net interest revenues earned mainly on loans to customers but also to a minor extent on liquidity placements. Funding for these assets comes from equity and from securities issued on international capital markets. Accordingly, key determinants of SEK’s operating profit are: the spread, or percentage difference, between the interest income earned on its debt-financed assets and the cost of such debt; and the outstanding volume of loans and liquidity placements. The relative proportions of assets funded by debt and equity are also crucial.

SEK issues debt instruments with terms that may be fixed, floating, or linked to various indexes. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and SEK’s public role have enabled SEK to achieve funding at levels that are competitive within the market.

In addition to net interest revenues, another key influence on SEK’s operating earnings has been changes in the fair value of certain assets, liabilities and derivatives reported at fair value. The factors that mainly impacted unrealized changes in fair value are credit spreads on own debt and basis spreads. The credit spread on own debt is related to the creditworthiness SEK’s investors believe that SEK has. Basis spread is the deviation in the nominal interest rate between two currencies in a currency interest rate swap that depends on the difference in the base interest rate of the currencies.

In addition, during individual years following the financial crisis of 2008, gains realized from certain disposals as a result of the crisis, as well as higher amounts of net credit losses, have considerably affected SEK’s operating profit.

Total other comprehensive income is mainly affected by effects attributable to cash flow hedges. Revaluation of defined benefit plans has had a minor impact on our reporting of total other comprehensive income for 2014, 2013 and 2012.

Operating profit for 2014 amounted to Skr 1,629 million (12M13: Skr 1,408 million), an increase of 16 percent compared to the previous year. The increase was mainly attributable to reversals of previous reserves for credit losses and an increase in net results of financial transactions.  In net results of financial transactions, a result amounting to Skr 317 million (12M13: Skr 0 million) is included due to a settlement of the litigation with Lehman Brothers.

Critical Accounting Policies and Estimates

When applying the Group’s accounting policies, management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. These estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities and off-balance sheet items, as well as income and expenses in the financial statements presented. Actual outcomes can differ from the estimates and the assumptions made. Please see below for items for which critical estimates have been made. SEK assesses that the judgments made related to the following critical accounting policies are the most significant:

•      The functional currency of the Parent Company,

•      The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value, and

•      The judgment that SEK should be regarded as an agent with respect to the S-system.

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

•  Provisions for probable credit losses,

•  Estimates of fair values when quoted market prices are not available, and

•  Valuation of derivatives without observable market prices.

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. This judgment bears the risk of a change if the net exposure in any currency will increase significantly, and SEK’s statement of financial position as a consequence will become mainly denominated in other currency than the Swedish krona.  In the past the net result of currency exchange effects has not been of a material amount in relation to total assets and liabilities in foreign currency. Due to the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency, this is not reasonably likely to change in the future.  See Note 1 to the Consolidated Financial Statements for more information and Note 28 for information on SEK’s positions in foreign currency.

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

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. The underlying factors that the assessment has been arisen from the instruction of the State. If the instruction from the State would change, the judgment might change. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 25 and Note 1 (d)(i) to the Consolidated Financial Statements.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2014 by Skr 40-50 million (2013: Skr 70-80 million; 2012: Skr 70-80 million) and equity by Skr 31-39 million (2013: Skr 55-65 million; 2012: Skr 50-60 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively. Historically the estimates have been reasonably accurate, which can also be seen in the historical Net credit losses.

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

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2014 by approximately Skr 5-15 million (2013: Skr 5-15 million; 2012: Skr 10-20 million) and equity, at such date, by approximately Skr 150-160 million (2013: Skr 110-120 million; 2012: Skr 40-50 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2014 by approximately Skr 200-300 million (2013: Skr 200-300 million; 2012:  Skr 250-350 million) and equity, at such date, by approximately Skr 150-250 million (2013: Skr 150-250 million; 2012: Skr 200-300 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

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

If these assumptions were to be changed, this could result in a material change in the fair value of these instruments. For further information see Note 13 table “Sensitivity analysis — level 3 assets and liabilities” in Note 13 to the Consolidated Financial Statements.

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

Please see more information regarding valuation techniques in Note 13 to the Consolidated Financial Statements, and for more information regarding Critical accounting policies and estimates see Note 1 to the Consolidated Financial Statements.

Recent Accounting Pronouncements Issued and Other Accounting Related Announcements

SEK has adopted the following amendments to standards and interpretations from IASB as from January 1, 2014:

IAS 32 Financial Instruments: Presentation. Offsetting Financial Assets and Financial Liabilities. The amendment has not had any impact on SEK’s financial statements.

IAS 39 Financial Instruments: Recognition and Measurement. Novation of Derivatives and Continuation of Hedge Accounting.  No novation has taken place during 2014.

IFRIC 21 Levies. The amendment has not had any impact on SEK’s financial statements.

The following new standards and changes in standards and interpretations not yet adopted are considered to be particularly relevant to SEK: For additional information on new standards, see Note 1(a) to the Consolidated Financial Statements.

IFRS 9 Financial Instruments. In July 2014, IASB issued IFRS 9 which is replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition, classification and measurement, impairment, derecognition and general hedge accounting. The standard has been issued in phases, with the 2014 version replacing all previous versions. New rules on the classification and measurement of financial assets reduce the number of valuation categories and instead focus on the company’s business model with respect to how its financial assets are used and whether contractual cash flows represent only nominal amounts and interest. The rules for financial liabilities are essentially unchanged compared with IAS 39. The biggest change is that fair value movements due to own credit risk in financial liabilities that have irrevocably been designated as at fair value should be recognized in other comprehensive income rather than in profit or loss.  IFRS 9 also introduces credit loss model where anticipated losses are taken into account, which eliminates the requirement to identify default events. The new model takes a three-stage approach based on whether significant changes in credit risk have occurred.  The new general rules on hedge accounting allow entities to better reflect risk management activities in financial reports. SEK has started the process of evaluating the potential effect of this standard, but has not yet formed any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures. IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted.

Assets and Business Volume

Total Assets

SEK’s total assets amounted to Skr 325.2 billion on December 31, 2014, an increase of 6 percent from year-end 2013 (year-end 2013: Skr 306.6 billion).The increase was mainly attributable to an increase in the lending portfolio resulting from increased exchange rates.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 234.3 billion as of December 31, 2014 (year-end 2013: Skr 222.0 billion), an increase of 6 percent from year-end 2013. Of the total amount at December 31, 2014, Skr 218.2 billion represented outstanding loans, an increase of 8 percent from year-end 2013 (year-end 2013: Skr 201.5 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 48.3 billion (year-end 2013: Skr 43.2 billion), representing an increase of 12 percent from year-end 2013.

As of December 31, 2014, the aggregate amount of outstanding offers amounted to Skr 78.4 billion, an increase of 20 percent since year-end 2013 (year-end 2013: Skr 65.5 billion). Skr 74.5 billion (year-end 2013: Skr 56.5 billion) of outstanding offers resulted from the S-system. Skr 50.9 billion (year-end 2013: Skr 35.1 billion) of outstanding offers are binding offers and Skr 27.5 billion (year-end 2013: Skr 30.5 billion) are non-binding offers. Binding offers are included in commitments.

Business Volume

SEK’s new lending to Swedish exporters and their customers in 2014 amounted to Skr 57.1 billion (2013: Skr 55.7 billion). Therefore demand for financing from SEK in 2014 was higher than in the previous year. This was despite SEK customers’ generally strong access to capital, setbacks to economic growth in 2014 and weaker economic performance in the European Union, of which area accounts for 60 percent of Swedish exports. The slight increase in lending is due partly to a need for long-term export finance. It was also due to having a large amount of refinanced customers’ loans at maturity. SEK also gained a number of new clients over the year.

The volume of new end-customer finance for the full year was Skr 33.9 billion (2013: Skr 39.0 billion). Skr 5.7 billion of total end-customer finance for the year relates to S-system credits (2013: Skr 13.4 billion). The volume of new corporate lending was Skr 23.2 billion (2013: Skr 16.7 billion).

The total volume of outstanding and agreed but undisbursed loans amounted to Skr 234.3 billion (year-end 2013: Skr 222.0 billion).

The total volume of outstanding offers for export credits at the end of the period increased and amounted to Skr 78.4 billion (Skr 65.5 billion at the end of 2013).

New customer financing

	Year ending December 31,
Skr billion	2014	2013	2012
Customer financing of which:
- End-customer finance	33.9	39.0	38.6
- Corporate lending	23.2	16.7	17.6
Total	57.1	55.7	56.2

Counterparty Risk Exposures

There has been no major change in the composition of SEK’s counterparty exposures. Of the total counterparty exposure at December 31, 2014, 51 percent (year-end 2013: 51 percent) was to states and government export credit agencies; 23 percent (year-end 2013: 21 percent) was to companies; 18 percent (year-end 2013: 20 percent) was to multilateral development banks and financial institutions; 6 percent (year-end 2013: 6 percent) was to municipalities; and 2 percent (year-end 2013: 2 percent) was to securitization positions. See Table Total net exposures in Note 28 to the Consolidated Financial Statements. SEK’s exposure to derivative counterparties are significantly limited in comparison to the amount of derivatives reported as assets since most derivatives are regulated collateral agreements. See Table Capital requirements under Pillar 1 in Note 27 to the Consolidated Financial Statements.

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

For quantitative and qualitative information about risks and exposures, see Note 28 and Note 31 to the Consolidated Financial Statements.

Results of Operations

Net Interest Revenues

2014 compared to 2013

Net interest revenues amounted to Skr 1,578 million (12M13: Skr 1,555 million), an increase of 1 percent. The average volume in the lending portfolio increased and the margins also increased somewhat compared to the previous year.

The average amount of debt-financed interest-bearing assets increased and amounted to Skr 268.8 billion (12M13:Skr 256.2 billion) which was an increase of 5 percent. The increase of the lending portfolio was primarily due to exchange rate effects related to the strengthening of the US dollar relative to the Swedish krona, since a large amount of the lending portfolio is denominated in US dollars.

The margin on debt financed interest bearing assets amounted to 46 basis points per annum (12M13: 45 basis points), an increase in absolute terms of 1 basis point, or in relative terms of 2 percent compared to the previous year. This was mainly due to the fact that the margin on lending has increased somewhat compared to 2013 and that the proportion of lending in the total portfolio has increased. The margin on liquidity placements decreased as a consequence of adapting the liquidity strategy to the new CRR regulation, which requires a larger proportion of liquidity to be invested in highly liquid securities with short maturities. The average margin has been affected positively by lower funding costs despite the fact that structured borrowing during 2013 has been replaced with plain vanilla borrowings, leading to higher funding costs. This is due to a generally improved funding market and SEK’s favorable terms due to lower funding need.

2013 compared to 2012

Net interest revenues amounted to Skr 1,555 million (2012: Skr 1,880 million), a decrease of 17 percent compared to the previous year. The decrease was mainly attributable to higher funding costs related to a large proportion of structured borrowing that was redeemed early. This structured borrowing has mainly been replaced with plain vanilla borrowings, which lead to higher funding costs. During the year, the margins in the liquidity portfolio decreased due to the new regulations requiring a higher proportion to be invested in securities with short maturities and high marketability, compared with SEK’s previous strategy of matching its liquidity investments with liquidity needs. The resulting decrease in net interest revenues was partly offset by the positive impact of higher volumes of lending.

The average margin on debt-financed interest-bearing assets amounted to 45 basis points per annum (2012: 57 basis points), a decrease in absolute terms of 12 basis points, or in relative terms of 21 percent compared to the previous year.

Debt-financed interest-bearing assets decreased marginally and amounted on average to Skr 256 billion (2012: Skr 257 billion). The distribution of lending and liquidity placements has changed compared to the previous year. The volume of liquidity placements have decreased compared to 2012 while the lending volumes have increased.

Net fee and commission expense

2014 compared to 2013

Net fee and commission expense amounted to Skr -6 million (2013: Skr -5 million). Commissions earned amounted to Skr 4 million (2013: Skr 9 million). Commissions incurred amounted to Skr -10 million (2013: Skr -14 million). The decrease in commissions earned was due to decreased capital market commissions from the securities business in SEK Securities. The wholly owned subsidiary SEK Securities was merged into SEK on December 5, 2014. Through the merger AB SEK Securities’ assets and liabilities were taken over by SEK. AB SEK Securities had permission from the Swedish FSA to conduct security operations. The Parent Company authorization to conduct securities business operations, received on June 12, 2014, was transferred to SEK through the merger. The decrease in commission expenses incurred was primarily due to lower bank fees.

2013 compared to 2012

Net fee and commission expense amounted to Skr -5 million (2012: Skr 0 million). Commissions earned amounted to Skr 9 million (2012: Skr 11 million). Commissions incurred amounted to Skr 14 million (2012: Skr 11 million). The decrease in commissions earned was due to advisory services being phased out in 2013. The increase in commissions incurred was mainly due to higher bank fees.

Net Results of Financial Transactions

2014 compared to 2013

The net results of financial transactions amounted to Skr 506 million (12M13: Skr 408 million). The improved result was mainly due to results from the settlement of the litigation with Lehman Brothers amounting to Skr 317 million (see the paragraph directly below) and increased results from the early redemption of loans. This was offset by the fact that results were negatively impacted by changes in fair value attributable to changes in SEK’s credit risk and that in the previous year, profits from SEK’s repurchase of its subordinated debt and the closing of related hedging instruments amounted to Skr 375 million.

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected net results of financial transactions positively by Skr 317 million (see Note 4 and Note 24).

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The unrealized fair value changes that arise, mainly attributable to changes in credit spreads on SEK’s own debt and basis spread, are recognized in net results of financial transactions and will, over time, not affect the result as the changes in unrealized market value will return to zero if the instruments are held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is prematurely terminated and related hedging instruments are closed out.

2013 compared to 2012

The net result of financial transactions for 2013 amounted to Skr 408 million (2013: Skr -508 million). The improved results were mainly attributable to gains from SEK’s repurchase of its subordinated debt and the closing of related hedging instruments. The net result in operating profit due to this transaction amounted to Skr 375 million. The negative change in fair value for the previous year was mainly attributable to changes in credit spreads on SEK’s own debt.

Other Operating Income

2014 compared to 2013

Other operating income amounted to Skr 0 million (2013: Skr 0 million).

2013 compared to 2012

Other operating income amounted to Skr 0 million (2012: Skr 20 million). The result in the previous year mainly consisted of recovered costs for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB), which was concluded in SEK’s favor and cannot be appealed.

Personnel Expenses

2014 compared to 2013

Personnel expenses totaled Skr -313 million (12M13: Skr -290 million) an increase of 8 percent compared to the previous year. The increase in personnel expenses was due to a reserve made to the general incentive system, which was not the case in 2013.

The cost for the general personnel incentive system amounted to Skr -26 million (12M13: Skr 0 million) charged to profit. The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. In 2014, the system applied to all permanent employees, with the exception of Senior Executives, Head of Financial Control, Head of Internal Control and Head of Risk Control as well as any other employee that the Board of Directors has decided to exclude. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the year.

Peter Yngwe has left his position as CEO in April 2014 in accordance with the Board of Directors’ decision. Catrin Fransson assumed her position as CEO at the time of SEK’s Annual General Meeting in April 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

2013 compared to 2012

Personnel expenses totaled Skr -290 million (2012: Skr -292 million), a decrease of 1 percent compared to the previous year. The decrease in personnel expenses was due to the fact that no estimated cost for the general personnel incentive system was required to be recorded (2012: Skr -28 million). The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. The amount to be paid decreases if risk-weighted assets exceed intended levels for the year. Executive Directors are not covered by the incentive system. Personnel expenses excluding the effects of the incentive system increased by 10 percent, mainly due to severance to the President, salary adjustments and personnel reinforcements to replace external consultants.

Other administrative expenses

2014 compared to 2013

Other administrative expenses amounted to Skr -166 million (12M13: Skr -185 million), a decrease of 10 percent compared to the previous year. The decrease in other administrative expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

2013 compared to 2012

Other administrative expenses amounted to Skr -185 million (2012: Skr -233 million), a decrease of 20 percent compared to the previous year. The decrease in other administrative expenses is mainly due to cost-reducing actions that have been made through the reduction of the number of consultants and their corresponding replacement with employed staff.

Depreciation of Non-financial Assets

2014 compared to 2013

Depreciation totaled Skr -43 million (12M13: Skr -36 million), an increase of 19 percent. The increase was mainly due to an increased depreciation base for IT development-projects.

2013 compared to 2012

Depreciation totaled Skr -36 million (2012: Skr -20 million), an increase of 84 percent. The increase was mainly due to increased depreciation related to IT development projects.

Net Credit Losses

2014 compared to 2013

Net credit losses for 2014 amounted to Skr 73 million (12M13: Skr -39 million). The positive result was due to reversed reserves applicable to both a previously impaired debt that had been sold during the period and the two Collateralized Debt Obligations (“CDOs”) which were impaired previously due to a dramatically downgraded rating. One of these CDOs has been liquidated, with SEK having received final settlement while for the other CDO a reserve has partly been reversed in connection with an amortization that was received in the fourth quarter (see Note 9 and 28). During 2014, an additional provision of Skr -30 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (12M13: Skr -10 million). After this provision, the reserve amounts to Skr 240 million (year-end 2013: Skr 210 million). The increase of the reserve is mainly attributable to corporate exposures with lower ratings.

2013 compared to 2012

Net credit losses for 2013 amounted to Skr -39 million (2012: Skr -23 million) an increase of 65 percent. During 2013, an additional provision of Skr -10 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (2012: Skr -40 million). After the provision, the reserve amounts to Skr 210 million (2012: Skr 200 million).

Operating Profit

2014 compared to 2013

Operating profit amounted to Skr 1,629 million (12M13: Skr 1,408 million), an increase of 16 percent compared to the previous year. The increase was mainly attributable to reversals of previous reserves for credit losses and an increase in net results of financial transactions.  In net results of financial transactions, a result amounting to Skr 317 million (12M13: Skr 0 million) is included due to a settlement of the litigation with Lehman Brothers (see Note 24 to the Consolidated Financial Statements).

2013 compared to 2012

Operating profit for the year amounted to Skr 1,408 million (2012: Skr 824 million), an increase of 71 percent compared to the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 408 million (2012: Skr -508 million), which has partly been offset by a decrease in net interest revenues. Net results of financial transactions for 2013 includes a gain amounting to Skr 375 million due to the repurchase of our subordinated debt.

Net Profit

2014 compared to 2013

Net profit for the year amounted to Skr 1,260 million (2013: Skr 1,090 million).

2013 compared to 2012

Net profit for the year amounted to Skr 1,090 million (2012: Skr 709 million).

B                             Liquidity, Capital Resources and Funding

Liquidity

SEK´s policy for liquidity and funding risk requires that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be funding available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish State, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office as available funding, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low funding risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. See also the chart titled “Development Over Time of SEK’s Available Funds” in Note 31 to the Consolidated Financial Statements.

Contractual Commitments

The following table sets forth the maturity analysis of SEK’s debt and other obligations as of December 31, 2014. Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice for assets are assumed to occur on the maturity date. The table below includes interest payments.

Maturity Profile of Financial Liabilities

	At December 31, 2014
	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	-313,612	-9,460	-26,672	-68,372	-153,748	-55,360
Borrowing from credit institutions	-8,286	430	—	-8,716	—	—
Borrowing from the public	-63	0	—	0	-63	—
Senior securities issued	-305,263	-9,890	-26,672	-59,656	-153,685	-55,360
Derivatives	-8,096	-143	-673	-675	-3,463	-3,142
Subordinated securities issued (1)	-2,177	—	—	-63	-2,114	—
Total	-323,885	-9,603	-27,345	-69,110	-159,325	-58,502

(1) Dated Subordinated Instrument which was issued in 2013 with the approval of the Swedish Financial Supervisory Authority (Nominal USD 250 million).

In addition to the financial liabilities summarized in the table above, SEK has committed but undisbursed loans outstanding. If a loan is accepted by the borrower it can be disbursed immediately. However, disbursements may be delayed due to a number of factors. In some cases, accepted loans may never be disbursed, including as a result of changes in the customer’s need for the funds. As of December 31, 2014 the aggregate amount of outstanding offers amounted to Skr 78 billion (year-end 2013: Skr 66 billion). Skr 75 billion (year-end 2013: Skr 57 billion) of outstanding loan offers derived from the S-system. During 2012, SEK changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are reported as commitments. See Note 24 to the Consolidated Financial Statements. Skr 51 billion of outstanding offers consists of binding offers and Skr 27 billion (year-end 2013:  Skr 30 billion) consists of non-binding offers. Loan offers are not included in the table below.

Loan Commitments Not Disbursed

The table below presents the period in which the undisbursed loans are expected to be disbursed.

	At December 31, 2014
	Amount of Loans
Skr mn	Total	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loan Commitments Not Disbursed	16,028	375	1,205	10,013	4,268	167

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 50.9 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 80 billion which can be used within the Swedish State’s export credit support system.

Maturity Profile of Financial Assets (Loans and Derivatives)

The following table sets forth the maturity analysis of loans and derivatives outstanding as of December 31, 2014.

	At December 31, 2014
	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loans in the form of interest-bearing securities	57,185	553	280	5,352	34,064	16,936
Loans to credit institutions	26,976	418	748	11,035	7,955	6,820
Loans to the public	170,996	5,568	7,740	24,978	90,556	42,154
Loans	255,157	6,539	8,768	41,365	132,575	65,910
Derivatives	22,084	1,508	3,144	2,258	6,174	9,000
Total	277,241	8,047	11,912	43,623	138,749	74,910

Funding

SEK’s volume of new borrowing in 2014 amounted to the equivalent of approximately Skr 52.2 billion (2013: Skr 95.2 billion). The considerably lower volumes for the year are partly due to carrying out significant early redemption of borrowings in 2013 and replacing these with new borrowings and a large portion of amortization of loans in 2014. SEK has strong capacity to finance exporters through access to a wide range of funding markets around the world. SEK’s repurchase of own debt amounted to Skr 8.1 billion (2013: Skr 8.1 billion) and early redemption of borrowing totaled Skr 17.8 billion (2013: Skr 36.7 billion). The funding market has generally been highly liquid over the year. SEK’s funding over the course of the year took place in a total of 17 different currencies across a number of different geographic markets. Japan was the largest funding market in 2014, but SEK also undertook significant new borrowing in North America and Europe outside the Nordic countries.

Senior and Subordinated debt

The table below shows SEK´s senior and subordinated debt as of December 31, 2014.

	As of December 31,
Skr mn	2014	2013
Senior debt	282,192	269,216
Subordinated debt	1,945	1,607
Total debt	284,137	270,823
of which reported at fair value	82,262	81,327

As of December 31, 2014, this debt consisted of bonds sold publicly or in private placements in various countries around the world pursuant to a number of different debt issuance programs. SEK has not undertaken any large, syndicated issuances to satisfy its liquidity needs since the funding needs have been met with bonds that are structured to meet the specific investment needs of individual investors or small groups of investors.  Currently, SEK has the following funding programs in place:

As of December 31, 2014
Funding programs in millions	Issued Currency	Value outstanding in issued currency mn(1)	Value outstanding in (Skr)(1)
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	USD	19,273	150,558
Unlimited SEC-registered U.S. Medium-Term Note Program	USD	12,578	98,252
Unlimited Swedish Medium-Term Note Program	SKR	319	319
Skr 8,000,000,000 Swedish Medium-Term Note Program	SKR	1,340	1,340
Unlimited MTN/STN AUD Debt Issuance Programme	AUD	224	1,425
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Program	USD	609	4,761
USD 4,000,000,000 Euro-Commercial Paper Program	USD	690	5,388

(1)Amortized cost excluding fair value adjustments

Debt Maturities

The following table illustrates our debt maturity profile for different types of senior and subordinated debt.

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category as of December 31, 2014.  Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Debt Maturities:

Skr million	2015	2016	2017	2018	2019	Thereafter	Total

Senior debt	71,698	47,406	45,767	34,477	20,129	62,715	282,192
of which fixed-rate	50,043	28,044	25,847	32,441	12,523	17,801	166,699
of which variable-rate	8,847	12,355	15,715	193	1,237	1,013	39,360
of which formula-based	12,808	7,007	4,205	1,843	6,369	43,901	76,133
	0	0	0	0	0	0	0
Subordinated debt	0	0	0	0	0	1,945	1,945
of which fixed rate	0	0	0	0	0	1,945	1,945
of which variable rate	0	0	0	0	0	0	0
Total debt	71,698	47,406	45,767	34,477	20,129	64,660	284,137

Senior Debt by Category:

	As of December 31,
Skr million	2014	2013
Fixed-rate(1)	166,699	158,771
Variable-rate (1)	39,360	36,719
Formula-based (1)	76,133	73,726
of which interest rate-linked	29,238	22,326
of which currency-linked	30,682	28,388
of which equity-linked	15,326	20,306
of which commodity-linked	797	1,483
of which credit-linked	90	1,223
Total senior debt	282,192	269,216

(1) As of December 31, 2014 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 17 percent (2013: 0 percent to 17 percent) per annum and 0 percent to 1 percent (2013: 0 percent to 3 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities. Due to the exceptionally low general interest levels in 2014 SEK has also experienced negative variable interest rates on its funding, especially that denominated in Swiss Franc and Japanese Yen.

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

The outstanding volume of debt with remaining maturities of one year or less decreased somewhat during 2014. At December 31, 2014, outstanding debt with remaining maturities of one year or less amounted to Skr 72 billion, compared with Skr 74 billion at December 31, 2013.

C                             Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the company’s control. These factors include:

•                  Changes in general economic business conditions including changes in the competitive situation in one or more financial markets

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

D                             Certain Off-Balance Sheet Arrangements

In December 2014, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2015 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). During 2014, SEK had a Skr 80 billion credit facility and during 2013 SEK had a credit facility of Skr 100 billion. The Swedish parliament has also decided not to prolong the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

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

A               Members of the Board of Directors

Board of Directors and Executive Officers
Name	Age(1)	Position(1)
Lars Linder-Aronson	61	Chairman of the Board and Director
Cecilia Ardström	49	Director
Jan Belfrage	70	Director
Lotta Mellström	44	Director
Ulla Nilsson	67	Director
Jan Roxendal	61	Director
Åke Svensson(2)	62	Director
Teppo Tauriainen(3)	53	Director
Eva Walder(4)	63	Director
Catrin Fransson(5)	52	President and CEO
Peter Yngwe(6)	57	President and CEO
Per Jedefors	65	Chief Risk Officer
Jane Lundgren Ericsson	49	Deputy Chief Operating Officer and CEO for AB SEK Securities
Sirpa Rusanen	50	Chief Human Resources Officer
Susanna Rystedt	50	Chief Administrative Officer
Sven-Olof Söderlund	62	Chief Corporate Governance Officer
Per Åkerlind	52	Chief Operating Officer

(1)As of December 31, 2014

(2) Resigned February 19, 2014

(3) From October 7, 2014

(4) Resigned October 7, 2014

(5) From April 28, 2014

(6) Resigned April 28, 2014

All directors are elected at the Annual General Meeting for a term of one year, which expires at the next Annual General Meeting.

Mr. Linder-Aronson was appointed director in May 2011. He is the Chairman of the Board of Facility Labs AB with subsidiaries and a director of a number of small and medium-sized companies. He has previously served as President of Enskilda Securities and Vice President of Skandinaviska Enskilda Banken.

Ms. Ardström was appointed director in May 2011. She currently holds the position of Chief Financial Officer and Head of Kapitalförvaltning Länsförsäkringar AB. She has served as a CIO and Head of Asset Management of Folksamgruppen. Head of Treasury of the Tele2 Group, director of Tryggstiftelsen, AP7 and for companies that are part of the Folksam Group and theTele2 group. She is also director of Humlegården Holding AB (I-III), Länsförsäkringar Fondförvaltning AB, Stiftelsen Länsbörsen and Länsförsäkringar P.E Holding AB.

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

Mr. Svensson was appointed director in 2011. He is currently the Chief Executive Officer of Teknikföretagen, having previously enjoyed a long and distinguished career at Saab AB, where he served as Chief Executive Officer from 2003 to 2010.  Mr. Svensson also serves as a director of Parker Hannifin Corp., and the Royal Swedish Academy of Engineering Sciences (IVA). Mr Svensson stepped down from the Board in October 2014.

Mr. Tauriainen was appointed director in October 2014. He is currently the Head of the Americas Department of the Swedish Ministry for Foreign Affairs, having previously served as the Ministry’s Head of the Department of International Trade. Mr. Tauriainen also served as the Swedish Ambassador to Singapore and Canada.

Ms. Walder was appointed director in May 2009. She has been a Director at the Ministry of Foreign Affairs since 2009. She has also served as Sweden’s Ambassador to Finland and Singapore. Between 2002 and 2006 she was Director at the Ministry for Foreign Affairs within the Asia Department and the Department for EU Internal Market and the Promotion of Sweden and Swedish Trade. Ms. Walder stepped down from the Board in October 2014.

Changes after December 31, 2014

Mrs. Susanne Lithander, has joined the Board of Directors of Aktiebolaget Svensk Exportkredit (SEK). Susanne Lithander was nominated by the Swedish Ministry of Finance, and elected by SEK’s sole shareholder, the Swedish State, at an Extraordinary General Meeting of the Company on January 20, 2015. Mrs. Lithander is currently CFO at BillerudKorsnäs AB, having previously served as VP Finance, Projects at SCA Group, CEO at Mercuri International Group and as VP Head of Advisory Services at Ericsson, BU Global Services.

Executive Officers

Ms. Fransson has been President and Chief Executive Officer since April 2014. Prior to that she held several positions within Swedbank between 2000 and 2013; member of group executive committee (2004-2013), Head of Group Products (2013), Head of Retail Banking Sweden (2010-2012), Head of Customer Offerings & Products (2007-2010), Region Manager — Northern Region (2004-2007), CRM Manager (2000-2002), and several positions at Föreningssparbanken; Area Manager Stockholm (2003-2004) and various management positions (1997-2000).

Ms. Lundgren Ericsson has been Deputy Chief Operating Officer since January 2011, Executive Director since April 2005 and has served as Chief Executive Officer, AB SEK Securities, since 2002. Previously she served as SEK’s Head of Legal and Transaction Management, beginning in 1993 and held the position for 7 years.

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

Changes after December 31, 2014

From January 1, 2015,  Karl Johan Bernerfalk (General Counsel); Johan Henningsson (Chief Sustainability Officer); and Edvard Unsgaard (Chief Communications Officer) joined SEK’s management together with Catrin Fransson (President); Per Åkerlind (Head of Finance); Susanna Rystedt (CAO); Jane Lundgren-Ericsson (Head of Lending); Sirpa Rusanen (CHRO); and Per Jedefors (CRO). From January 1, 2015, Marie Lindstedt (Head of Compliance function); Dan Kohlberg (IT Manager); and Sven-Olof Söderlund (Head of Owner-related Issues) have been acting as additional members of the company’s management.

B                             Compensation of Directors and Officers

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2014 was Skr 21 million (2013: Skr 19 million; 2012: Skr 19 million), all of which was in the form of salaries in the case of executive officers, and in the case of directors consisted of fees. In addition, severance pay of Skr 8 million including pay roll taxes was reserved as of December 31, 2013.The employees of the Group, including its executive officers, are covered by various national social service programs to which the Group contributes. The Group also maintains a pension plan with an insurance company to which the Group contributed approximately Skr 6 million in 2014 (2013: Skr 6 million; 2012: Skr 8 million) on behalf of all executive officers as a group.

In 2014, the Chairman of the Board of Directors received Skr 0.6 million (2013: 0.5 million; 2012: Skr 0.4 million; and each other director received between Skr 0.0 million and Skr 0.3 million (2013: between Skr 0.0 million and Skr 0.2 million; 2012: between Skr 0.0 million and Skr 0.2 million) in remuneration. Since April 29, 2010, remuneration is not paid from the company to the representatives on the Board who are employed by the owner, the Swedish State.

The President and Chief Executive Officer’s Peter Yngwe remuneration and other benefits in 2014 totaled Skr 1.7 million (2013: Skr 4.3 million; 2012: Skr 4.3 million). The President did not receive any variable compensation. The President and Chief Executive Officer’s retirement age is 65.

Peter Yngwe left his position as President as of April 28, 2014 at the time of SEK´s Annual General Meeting in accordance with the Board of Director’s decision. Peter Yngwe received a severance pay in accordance with state guidelines for senior executives, corresponding to 18 months´ salary. Severance pay will be paid monthly and a deduction is made in the event of other income. The full cost, including payroll taxes, was expensed during 2013 and the provision amounted to Skr 8.4 million.

The President and Chief Executive Officer Catrin Fransson started her employment with SEK on April 1, 2014 for her introduction as President of SEK. She assumed her position as President in conjunction with SEK’s Annual General Meeting on April 28, 2014. Ms. Fransson’s remuneration and other benefits in 2014 totaled Skr 3.2 million. Catrin Fransson’s terms of employment follow state guidelines for senior executives.

Remuneration to other executive officers of the Parent Company in 2014 totaled Skr 14.5 million (2013: Skr 13.6 million; 2012: Skr 13.7 million); of which Skr 0.0 million (2013: Skr 0.0 million; 2012: Skr 0.0 million) represented variable remuneration. Certain key executive officers of the Parent Company (including those listed above) have employment contracts providing for certain compensation during a period of, at the most, 18 months’ salary, in the event such contracts are terminated by the Parent Company, subject to deduction for any salary received in new employment. None of the directors have contracts with SEK providing for benefits upon termination of service.

See also Note 5 to the Consolidated Financial Statements.

C                             Board Practices

Activities and Division of Responsibility within the Board of Directors

The Board of Directors establishes rules of procedure every year. The rules of procedure govern such matters as reporting to the Board of Directors, the frequency and form of Board meetings, and delegation and assessment of the work of the Board of Directors and the President. Besides the appointment of the President, the tasks of the Board of Directors are to draw up business plans and budgets, to make decisions on objectives and guidelines for the business, to make certain lending- and funding-related decisions, approve major investments and significant changes to the company organization, and to establish central policies and instructions. In addition to this, the Board monitors financial developments and has ultimate responsibility for internal control, compliance and risk management.

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

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board of Directors conform to applicable legislation and the rules of procedure of the Board of Directors. The Board performs an annual assessment of the performance by the Board itself and by the management. Auditors are invited to participate at meetings of the Board at least once a year. The auditors appointed by the annual general meeting have attended several of the Board’s meetings. The Executive Director, Chief Corporate Governance Officer, has acted as secretary to the Board of Directors.

The Board has established a credit committee (the body that deals with credit-related matters), a finance and risk committee (the body that deals with other financial matters besides those relating to credits as well as risk issues), an audit committee (the body that deals with the company’s financial reporting, internal control, etc.) and a remuneration committee (the body that deals with certain remuneration matters). Besides the Board committees and the work for which the Chairman is responsible, work is not divided within the Board of Directors.

Appointing the Board of Directors and Auditors

For companies wholly owned by the State, a nominating procedure is applied that replaces the rules for nominating members of the Board of Directors and auditors as per the Swedish Corporate Governance Code (the Code), (www.bolagsstyrning.se). The nominating procedure for members of the Board of Directors is run and coordinated by the unit for company analysis and corporate governance for state ownership within the Swedish Ministry of Enterprise and Innovation. A work group analyzes the skills requirements based on the composition of the Board of Directors as well as the operations, situation and future challenges of the company. Thereafter any recruitment needs are established and the recruitment process starts. The choice of directors is derived from a broad recruitment base. When the procedure is complete, the nominations will be disclosed publicly as per the stipulations of the Code. The Board should, according to the articles of association, consist of no less than six members and no more than eight members.

In April 2014, Ernst & Young AB were appointed as external auditors, with Erik Åström as principally responsible auditor, by the Annual General Meeting for a period of one year.

Review of Board Activities

The work of the Board was carried out in accordance with the established rules of procedure. The Board of Directors met on 15 occasions in 2014. The meetings addressed matters such as business operations, including sustainability issues, annual and interim accounts and related reports, strategic issues, operating targets, the company’s business plan, the internal capital adequacy assessment process (ICAAP), budgeting, organizational structure and staffing, employee surveys and assessment of the Board’s work.

The Board also managed contact with supervisory authorities, mainly the Swedish Financial Supervisory Authority (FSA), regarding various types of regulatory issues. In addition, the Board took some lending and financing decisions that are of fundamental significance or in some other way of major importance to the company. In the autumn, the Board made a study visit to clients and cooperation partners in Istanbul, Turkey.

Particular matters that were addressed by the Board over the year included:

•                  the approval of revised internal guidelines that were adapted to meet new external regulations, including the Swedish FSA’s regulations and general guidance on governance, risk management and control (2014:1), and to adapt these guidelines to the corporate governance document standards required of government-owned companies by the owner.

•                  settlement of the dispute with Lehman Brothers Finance, S.A., (in liquidation), Switzerland,

•                  development of methods and measures for measuring, limiting and reporting, as well as strategies for managing different types of market risk.

•                  Furthermore, the Chairman of the Board maintained contact with representatives of the company’s owner on ownership matters, partly in order to coordinate with the owner regarding its views on a few issues concerning certain key decisions for the company.

IN 2014 THE BOARD OF DIRECTORS DETERMINED OR DEALT WITH MATTERS AS FOLLOWS:

Number
Appointment of the President and election of members to the committees	3
Policies and instructions	32
Business plan and matters relating to capital	2
Financial reports, including audit reports	6
Remuneration and other HR issues	13
Projects and investments	9
Notifications from the Board’s committees	26
Reports from the President, Chief Risk Officer or Chief Compliance Officer as well as internal audit cases	25
Other matters	36

The table SEK’s Governing Documents lists the policies and instructions determined by the Board of Directors and the committees. While examining the annual and interim accounts, the company auditors participated in six meetings of the Board of Directors and reported to and conducted a dialogue with the Board about their observations arising from the scrutiny and assessment of SEK’s operations, as well as correspondence with supervisory authorities on reporting matters. The Board of Directors holds a meeting with the company auditors at least once a year without the attendance of the President or any other member of the executive management.

SEK’s governing documents issued by
Procedural Rules of the Board	Board
Authorization and Delegation Rules	Board
Financial Reporting Instruction	Board
Instruction for the CEO	Board
Code of Conduct	Board
Sustainable Business Policy	Board
Policy on Combating Money Laundering and Terrorist Financing	Board
Internal Governance and Control Policy	Board
Risk Policy	Board
Finance Policy	Board
Remuneration Policy	Board
Financing Strategy	Finance and Risk Committee
Liquidity Strategy	Finance and Risk Committee
Finance Instruction	Finance and Risk Committee
Instruction on Market Risk Limits (excl. the S-system)	Finance and Risk Committee
Instruction on Market Risk Limits in the S-system	Finance and Risk Committee
Internal Capital Adequacy Assessment Process (ICAAP) Instruction	Finance and Risk Committee
Credit Instruction	Credit Committee
Internal Risk Classification Methodology	Credit Committee
Instruction on the Procurement of Services from the Company’s Auditor	Audit Committee

QUALITY ASSURANCE OF FINANCIAL REPORTING

The Board’s special report on internal control reports on the structure of internal control in financial reporting procedures. The Board of Directors is responsible for ensuring that the company’s financial reports are prepared in accordance with legislation, applicable accounting standards and other requirements. The quality of the financial reporting is ensured, among other things, first by the Audit Committee and then the Board of Directors reading and submitting points of view for proposals on interim reports and annual reports prior to decisions by the Board. During Board meetings, matters of material importance to financial reporting are discussed, and prior to each meeting reports are submitted to the Board regarding financial and economic developments in accordance with a standardized format. The Board and the company auditors communicate in a number of ways. At the Board meetings where the company’s financial reporting was discussed, the auditors participated at the presentation of financial reports. The Board also receives summary audit reports. Each year, the Audit Committee reviews the auditors’ plan and the result of the audit. The auditors receive written material that is submitted to the Board and also read all the minutes of Board and Committee meetings. The auditors also attend all of the meetings of the Audit Committee.

EVALUATION OF THE WORK OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT

Constant assessments are made during the financial year through the Chairman’s conversations with other members of the Board. In addition, a separate assessment of the Board and executive management’s work is made once a year under the leadership of the Chairman. In 2014, this assessment was also carried out with external assistance. An evaluation is also performed by the owner in connection with the nomination of Board members.

The Board Committees

During the financial year the Board’s Credit Committee, Finance and Risk Committee, Remuneration Committee and Audit Committee met on 15, 7, 6 and 6 occasions respectively. The Board’s procedural rules include an annual process of establishing instructions for all of its committees.

The minutes from each committee are reported at Board meetings by the respective committee’s chairperson. The members of each committee and their attendance at committee meetings are set out below. The Chief Corporate Governance Officer acted as secretary to the Finance and Risk Committee and the Remuneration Committee. The company’s general counsel acted as the secretary to the Credit Committee and the Audit Committee.

CREDIT COMMITTEE

The Board established a Credit Committee to ensure the Board’s involvement in decision-making regarding credit risks. The Credit Committee handles matters relating to credits and credit decisions and that are of fundamental or significant importance to the company, and also takes decisions regarding credits in accordance with the delegation rules determined by the Board. At the request of the Board, the committee has issued a credit instruction, in accordance with which decision-making powers regarding certain credits have been delegated to the Board’s Credit Committee.

FINANCE AND RISK COMMITTEE

The Board established a separate Finance and Risk Committee to ensure that the company can identify, measure, manage, report internally and have control over the risks to which it is or can be expected to be exposed. The Finance and Risk Committee’s mandate was expanded in 2014 to cover more risk-related issues than before and its name was consequently changed from the Board’s Finance Committee to the Board’s Finance and Risk Committee. The committee’s duties include handling matters on behalf of the Board regarding overall policies, strategies and risk appetite in all risk- and capital-related issues, as well as regarding overall questions concerning the company’s financial operations. The committee has the power to set limits for such risk- and capital-related matters that the Board delegates to the committee to determine and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

REMUNERATION COMMITTEE

The Remuneration Committee handles matters relating to salaries, pensions and other benefits for the President and the executive management and overall issues relating to salaries, pensions and other benefits. The Board of Directors has established a remuneration policy.

The Remuneration Committee also prepares proposals on salaries for other persons in control-related positions for which the Board determines the terms of remuneration. Furthermore, the committee evaluates compliance with the annual general meeting’s decisions on remuneration.

AUDIT COMMITTEE

The Board established an Audit Committee to handle the Board’s quality assurance of the company’s financial reporting. The committee’s duties include handling the Board’s work to ensure quality assurance of the company’s financial reporting, staying informed of compliance with internal control and regularly meeting the company’s auditor to stay informed about the focus and scope of the audit, as well as to discuss coordination between the external and the internal audit and the view of the company’s risks. The Audit Committee establishes overall instructions for the company’s auditing work.

Attendance frequency at meetings of the Board of Directors and its Committees in 2014

	Total	Board of Directors	Remuneration Committee	Finance and Risk Committee	Credit Committee	Audit Committee

Number of meetings	49	15	6	7	15	6
Lars Linder-Aronson	43	15	6	7	15
Cecilia Ardström	27	14		7		6
Jan Belfrage	28	15			13
Lotta Mellström	26	14	6			6
Ulla Nilsson	37	15		7	15
Jan Roxendal	28	15		7		6
Teppo Tauriainen(1)	7	4			3
Åke Svensson(2)	11	5	3			3
Eva Walder(3)	19	10			9

(1) Teppo Tauriainen was elected as a Board member at the Extraordinary General Meeting of October 7, 2014.

(2) Åke Svensson resigned as a Board member at the Annual General Meeting of April 28, 2014.

(3) Eva Walder resigned as a Board member at the Extraordinary General Meeting of October 7, 2014.

D                             Employee Relations

During the course of 2014, the number of employees averaged 243 (2013: 243; 2012: 231), of whom 111 (2013: 112, 2012:109) were female and 132 (2013: 131; 2012: 122) were male. The total number of employees at year-end was 241 (year-end 2013: 249). The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans are in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be strong.

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

B                             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• Shareholder, the Swedish State

• Organizations that are controlled through a common owner, the Swedish State

• Key management personnel

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the National Debt Office, EKN — The Swedish Export Credits Guarantee Board and by Sida, supported by the full faith and credit of Sweden, 39 percent of the Group’s outstanding loans as of December 31, 2014, were guaranteed by the State (year-end 2013: 44 percent). SEK administers, in return for compensation, the State’s export credit support system, and the State’s concessionary credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system. See Note 1(d) and Note 29 to the Consolidated Financial Statements.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a loan facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. In 2010, the parliament authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion. This was a prolongation of the decision made in 2009, in order to further enhance the ability of SEK to promote the Swedish export industry.  In January 2011 and 2012, both the loan facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. In December 2012, the government decided to further extend the ability to purchase state guarantees and the loan facility during 2013 up to a maximum amount of Skr 100 billion. Of the total amount agreed for 2013 Skr 80 billion was intended for state supported loans (CIRR) and Skr 20 billion for commercial export financing.

In December 2013, the Swedish Parliament decided that the credit facility for 2014 would amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish Parliament also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2014 the loan facility was prolonged on the same terms for 2015. The Swedish parliament also decided not to prolong the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

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

ITEM 8. FINANCIAL INFORMATION

A                             Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements”.

Legal Proceedings

Lehman Brothers Finance AG

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group that, in total, affected the net result positively by Skr 317 million. As a result of the settlement, some additional, non-material distributions from other entities within the former Lehman Brothers group may be received in the future.

Other. There is no other material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

The Board of Directors resolved on February 19, 2015, to propose at the Annual General Meeting to be held on April 28, 2015 that a dividend in the aggregate amount of Skr 378 million (or Skr 94.74 per share) be paid to the sole shareholder, the Swedish State, in relation to financial year 2014.

The Annual General Meeting held on April 28, 2014 decided that a dividend in the aggregate amount of Skr 327 million (or Skr 81.96 per share) was to be paid to the sole shareholder, the Swedish State, in relation to financial year 2013.

The Annual General Meeting held on April 26, 2013 decided that a dividend in the aggregate amount of Skr 213 million (or Skr 53.29 per share) was to be paid to the sole shareholder, the Swedish State, in relation to financial year 2012.

	Inrelation to respective years
Skr mn	2014	2013	2012
Dividend	378	327	213

For additional details regarding equity, see the Consolidated Statement of Equity.

B                             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2014.

ITEM 9. THE OFFER AND LISTING

A                             Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of the SEK’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges. In particular, the

5.125% Global Notes due March 1, 2017, and

1.750% Global Notes due October 2015 are listed on the London Stock Exchange, while SEK’s

2.125% Notes due July 2016,

1.750% Notes due May 30, 2017,

Floating Rate Global Notes due August 6, 2015,

Floating Rate Global Notes due January 23, 2017,

Floating Rate Global Notes due January 2015,

1.125% Notes due April 2018,

0.625% Notes due May 31, 2016,

Floating Rate Global Notes due June, 2017

0.6285% Notes due September 2015, and

1.875% Notes due June 17, 2019,

are listed on the Official List of the Irish Stock Exchange.

Other issues of SEK’s Medium Term Notes are traded in the over-the-counter market.

ITEM 10. ADDITIONAL INFORMATION

A                             The Share Capital

The share capital of the Parent Company shall be not less than Skr 1,500 million and not more than Skr 6,000 million. No shareholder is obliged to make additional capital contributions to the Parent Company solely as a result of it being a shareholder.

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

Annual General Meeting

The Annual General Meeting is held once a year within six months after the end of the preceding fiscal year. Notices convening an Annual General Meeting or any other general meeting called to resolve upon any amendment of the Articles of Association, shall be issued not earlier than six weeks and not later than four weeks prior to the meeting. Notices convening a general meeting, in cases other than those set forth in the preceding sentence, shall be issued not earlier than six weeks and not later than three weeks prior to the meeting. Each person entitled to vote at an Annual General Meeting shall have the right to vote all the shares owned and represented by him. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

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

Purpose

Under Article 3 of the Articles of Association, the Parent Company’s objective is to engage, on commercial grounds, in Swedish and international financing activities in accordance with the Banking and Financing Business Act (2004:297) in order to promote activities of Swedish interest, directly or indirectly related to Swedish export industry including Swedish infrastructure, and further to otherwise strengthen the internationalization and competitiveness of the Swedish industry. The Parent Company’s financing activities include, but are not limited to: (i) borrowing funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments, (ii) granting and intermediating loans, for example in the form of loans secured by charges over real property or claims, (iii) issuing guarantees and assuming similar obligations, and (iv) holding of and conduct trading in securities.

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

Under Swedish law, the president and at least half of the Board of Directors must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Parent Company’s Articles of Association require one-year terms. A director may, however, serve any number of consecutive terms. Directors elected at a general meeting of the shareholders may be removed from office at another general meeting of the shareholders, and vacancies on the Board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Parent Company’s Articles of Association, one director is elected Chairman of the Board of Directors by resolution of the Board of Directors (unless elected by the shareholders) at the first meeting following his or her appointment.

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

Holders not resident in Sweden

Payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to the holder of any debt security should not be subject to Swedish income tax, provided that such a holder is not a resident in Sweden for Swedish tax purposes and provided that such a holder does not have a permanent establishment in Sweden to which the debt securities are effectively connected.

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

G                            Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as operating profit excluding net results of financial transactions , and which we refer to herein as “operating profit excluding net results of financial transactions”.  This is not an IFRS financial measure, although it is calculated from our consolidated operating profit as calculated under IFRS.  The supplemental statistical measure operating profit excluding net results of financial transactions is replacing the earlier used operating profit excluding unrealized changes in fair value. The management believes the new supplemental statistical measure is easier to understand for a user of our financial reports as it can be derived directly from the Consolidated Statement of Comprehensive Income, but more importantly it is a better indicator of the performance of SEK’s business in the long run as it also excludes realized gains or losses on financial assets and financial liabilities that are of a more occasional nature.

SEK’s management considers — and SEK believes that its sole shareholder, the Swedish State, considers — operating profit excluding net results of financial transactions to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes net results of financial transactions that arises from changes in the fair value of financial assets, financial liabilities and related derivatives, regardless of the gains or losses are realized or unrealized.

Because operating profit excluding net results of financial transactions ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes.. Operating profit excluding net results of financial transactions is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our operating profit excluding net results of financial transactions only marginally. Operating profit excluding net results of financial transactions is the primary basis for calculating the amount of variable remuneration payable under the Group’s employee incentive programs to all permanent employees with the exception of Senior Executives, Head of Financial Control, Head of Internal Control and Head of Risk Control as well as any other employees that the Board of Directors have decided to exclude (see page 32).

While strongly cautioning that operating profit excluding net results of financial transactions should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure

(which is operating profit), SEK believes that it is important to disclose its operating profit excluding net results of financial transactions in its reports filed with the SEC so as to communicate equivalent information to all of the Group’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business.  Please note, however, that SEK’s management generally considers the Group’s operating profit calculated in accordance with IFRS, alongside its operating profit excluding net results of financial transactions, in making important business decisions.

2014 compared to 2013.

Operating profit excluding net results of financial transactions amounted to Skr 1,123 million in the year ended December 31, 2014, an increase of 12 percent as compared to the year ended December 31, 2013 (when operating profit excluding net results of financial transactions in fair value amounted to Skr 1,000 million). Compared to the previous year, the increase in operating profit excluding net results of financial transactions was mainly attributable to reversals of previous reserves for credit losses.

2013 compared to 2012

Operating profit excluding net results of financial transactions amounted to Skr 1,000 million in the year ended December 31, 2013, a decrease of 25 percent as compared to the year ended December 31, 2012 (when operating profit excluding net results of financial transactions in fair value amounted to Skr 1,332 million).  Compared to the previous year, the operating profit excluding net results of financial transactions was negatively impacted by lower net interest revenues. The decrease in net interest revenues was mainly attributable to higher funding costs related to a higher portion of structured borrowing that was redeemed early.

Operating profit excluding net results of financial transactions

	For the year ended December 31,
Skr mn	2014	2013	2012
Operating profit	1,629	1,408	824

Net results of financial transactions	506	408	-508

Operating profit excluding net results of financial transactions	1,123	1,000	1,332

Changes in the fair values of financial assets available-for-sale and loans and receivables as well as other financial liabilities have been accounted for through profit and loss when such assets are subject to fair value hedge accounting in terms of changes in fair value related to the hedged risk. See Note 12 to the Consolidated Financial Statements for information on the portion of those assets or liabilities that are subject to fair value hedge accounting.

Operating profit excluding net results of financial transactions represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, changes in the fair values of financial liabilities and related derivatives, as well as realized gains or losses that may arises if SEK repurchases own debt or if loan are prematurely dissolved and the related hedging instruments are closed. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting operating profit excluding net results of financial transactions is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis. As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes). Under IFRS, a derivative is always required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost. There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities. Therefore, we believe that operating profit excluding net results of financial transactions is a useful alternative statistical measure, in part because it helps us understand our business results under a consistent valuation methodology for derivatives and the underlying assets and liabilities they hedge.

The reason why we exclude the changes in the fair values of our financial assets in calculating our operating profit excluding unrealized changes in fair value is that we have the ability and absolute intention to hold them to maturity, and thus believe it is useful to present a supplemental statistical measure that does not “mark-to-market” such assets. The reason why we exclude the changes in the fair values of financial liabilities from operating profit excluding net results of financial transactions is that we believe it is useful to present a measure that does not include adjustments in the value of such liabilities related to our own credit spread (under IFRS, a credit deterioration at SEK may produce an unrealized gain).

Operating profit excluding net results of financial transactions is a non-IFRS statistical measure and should not be relied upon for any purpose by investors or considered to constitute a substitute or replacement for any IFRS financial measure, including our operating profit.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A                             Disclosure Controls and Procedures

Management, including our Chief Executive Officer, Chief Operating Officer and Chief Administrative Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2014. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Parent Company’s management, including the chief executive officer, chief financial officer, chief administrative and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the Chief Executive Officer, Chief Operating Officer and, Chief Administrative Officer concluded that the Group’s internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2014.

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

Management, including, Chief Executive Officer, Chief Operating Officer and Chief Administrative Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, based on criteria set forth in “Internal Control - Integrated Framework” issued in 2013  by the Committee of Sponsoring Organizations of the Tread way Commission, and using the information contained in the Interpretive Release No.33-8810, “Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting”, issued by the Securities and Exchange Commission. Management concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on these criteria.

C                             Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board of Directors was established in January 2008. This committee, whose members are Jan Roxendal (Chairman), Cecilia Ardström and Lotta Mellström, has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

The Code of ethics is available on our website, www.sek.se.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2014 and 2013, the fees billed from the Parent Company’s independent auditors, Ernst & Young for 2014 and 2013.

Skr mn	2014	2013
Ernst & Young

Audit fee(1)	12	12
Audit related fee(2)	0	0
Tax related fee(3)	0	0
Total	12	12

(1) Fees related to audit of annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements and services provided in connection with issuances of debt.

(2) Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements.

(3) Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

In the financial statements audit fees are mainly included in Other administrative expenses. See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board of Directors as a whole comprised the Parent Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. In January 2008, the Board of Directors established a separate Audit Committee; which currently has four directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices — Committees — Audit Committee.” Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole shareholder, the Swedish State is an affiliate of the Parent Company. However, no member of the Board of Directors is an Executive Officer of the Parent Company. Thus, although no member of the Board of Directors or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3 (b) (1) (ii) (B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board of Directors and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b) (1) (iv) (E). The Parent Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Audit Committee to act independently and to satisfy its duties.

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

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (No. 001-08382) dated September 30, 1991 and incorporated herein by reference).

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

2.5

Fiscal Agency Agreement dated April 4, 2014 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.6

Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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

2.8

English-language summary of the Terms and Conditions dated 22 February 2012 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Swedish MTN Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No.001-08382) for the year ended December 31, 2011, filed by the Company on March 19, 2012 and incorporated herein by reference).

2.9

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

2.10

Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the

Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

14.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

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

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

Report of Independent Registered Public Accounting Firm

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of financial position of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Svensk Exportkredit at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

 Ernst & Young AB

Stockholm, Sweden

February 24, 2015

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Skr mn	Note	2014	2013	2012
Interest revenues		3,774	4,158	5,407
Interest expenses		-2,196	-2,603	-3,527
Net interest revenues	2	1,578	1,555	1,880

Net fee and commission expense	3	-6	-5	0
Net results of financial transactions	4	506	408	-508
Other operating income	7	—	—	20
Total operating income		2,078	1,958	1,392

Personnel expenses	5	-313	-290	-292
Other administrative expenses	6	-166	-185	-233
Depreciations and amortizations of non-financial assets	7	-43	-36	-20
Total operating expenses		-522	-511	-545

Operating profit before net credit losses		1,556	1,447	847

Net credit losses	9	73	-39	-23
Operating profit		1,629	1,408	824

Tax expenses	10	-369	-318	-115
Net profit(1)		1,260	1,090	709

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities (2)		26	4	7
Derivatives in cash flow hedges (2)		316	-407	168
Tax on items to be reclassified to profit or loss	10	-75	89	-20
Net items to be reclassified to profit or loss		267	-314	155
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-43	60	5
Tax on items not to be reclassified to profit or loss	10	10	-13	-1
Net items not to be reclassified to profit or loss		-33	47	4

Total other comprehensive income		234	-267	159

Total comprehensive income (1)		1,494	823	868

Skr
Basic and diluted earnings per share(3)	316	273	178

(1)The entire profit is attributable to the shareholder of the Parent Company.

(2)See the Consolidated Statement of changes in equity.

(3)The average number of shares in 2014 amounts to 3,990,000 (year-end 2013: 3,990,000, year-end 2012: 3,990,000)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Skr mn	Note	December 31, 2014	Decenber 31, 2013
Assets
Cash and cash equivalents	11,12	7,099	8,337
Treasuries/government bonds	11,12	3,458	4,595
Other interest-bearing securities except loans	11,12	66,398	64,151
Loans in the form of interest-bearing securities	11,12	53,140	60,958
Loans to credit institutions	9,11,12	25,510	24,819
Loans to the public	8,9,11,12	149,240	125,553
Derivatives	14	16,017	14,228
Property, plant, equipment and intangible assets	7	161	150
Other assets	16	2,053	1,039
Prepaid expenses and accrued revenues	17	2,090	2,724
Total assets		325,166	306,554

Liabilities and equity
Borrowing from credit institutions	12,18	8,290	8,256
Borrowing from the public	12,18	63	59
Senior securities issued	12,18	273,839	260,900
Derivatives	14	18,886	16,788
Other liabilities	19	3,054	786
Accrued expenses and prepaid revenues	20	2,014	2,433
Deferred tax liabilities	10	821	683
Provisions	5,21	97	52
Subordinated securities issued	12,22	1,945	1,607
Total liabilities		309,009	291,564

Share capital		3,990	3,990
Reserves		403	136
Retained earnings		11,764	10,864
Total equity	23	16,157	14,990

Total liabilities and equity		325,166	306,554

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		9,668	6,946
Interest-bearing securities:
Subject to lending		113	160

Contingent assets and liabilities		4,295	2,389
Guarantee commitments, credits		8	102
Guarantee commitments, other		4,287	2,287

Commitments
Committed undisbursed loans		16,028	20,480
Binding offers		50,896	35,083

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2012	13,932	3,990	319	-24	9,647
Net profit for the year	709				709
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	7			7
Derivatives in cash flow hedges	358		358
Reclassified to profit or loss	-190		-190
Tax on items to be reclassified to profit or loss	-20		-18	-2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	5				5
Tax on items not to be reclassified to profit or loss	-1				-1
Total other comprehensive income	159		150	5	4
Total comprehensive income	868		150	5	713
Dividend	-420				-420
Closing balance of equity 2012(1)	14,380	3,990	469	-19	9,940

Net profit for the year	1,090				1,090
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	4			4
Derivatives in cash flow hedges	-127		-127
Reclassified to profit or loss	-279		-279
Tax on items to be reclassified to profit or loss	88		89	-1
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60				60
Tax on items not to be reclassified to profit or loss	-13				-13
Total other comprehensive income	-267		-317	3	47
Total comprehensive income	823		-317	3	1,137
Dividend	-213				-213
Closing balance of equity 2013(1),(2)	14,990	3,990	152	-16	10,864

Net profit for the year	1,260				1,260
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	611		611
Reclassified to profit or loss	-295		-295
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income	234		246	21	-33
Total comprehensive income	1,494		246	21	1,227
Dividend	-327				-327
Closing balance of equity 2014(1),(2)	16,157	3,990	398	5	11,764

(1) The entire equity is attributable to the shareholder of the Parent Company.

(2) See Note 23.

CONSOLIDATED STATEMENT OF CASH FLOWS

Skr mn	2014	2013
Operating activities
Operating profit (1)	1,629	1,408
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-89	47
Depreciation	43	36
Exchange rate differences	-5	-12
Unrealized changes in fair value	-57	261
Other	284	-58
Income tax paid	-308	-271
Total adjustments to convert operating profit to cash flow	-132	3
Disbursements of loans	-57,495	-60,238
Repayments of loans	65,171	41,693
Net change in bonds and securities held	10,576	12,447
Derivatives relating to loans	946	148
Other changes — net	29	632
Cash flow from operating activities	20,724	-3,907
Investing activities
Capital expenditures	-52	-35
Cash flow from investing activities	-52	-35
Financing activities
Proceeds from issuance of short-term senior debt	12,929	12,838
Proceeds from issuance of long-term senior debt	52,387	96,583
Proceeds from issuance of long-term subordinated debt	—	1,655
Repayments of debt	-67,688	-59,830
Repurchase and early redemption of own long-term debt	-25,833	-44,842
Derivatives relating to debts	6,274	3,768
Dividend paid	-327	-213
Cash flow from financing activities	-22,258	9,959
Net cash flow for the year	-1,586	6,017
Exchange rate differences on cash and cash equivalents	348	-18
Cash and cash equivalents at beginning of the period	8,337	2,338
Cash and cash equivalents at end of the period (2)	7,099	8,337
of which cash at banks	373	418
of which cash equivalents	6,726	7,919

(1) Interest payments received and expenses paid

Interest payments received	4,410	4,089
Interest expenses paid	2,609	2,527

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11.

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (“SEK” or “the Parent Company) is a company domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61—63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2014 encompasses SEK and its wholly owned subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (“the Subsidiaries”). These are together referred to as the “Consolidated Group” or “the Group”. The wholly owned subsidiary AB SEK Securities was merged into SEK on December 5, 2014. The merger resulted in SEK acquiring the assets and assuming the liabilities of AB SEK Securities. AB SEK Securities was licensed by the Swedish Financial Supervisory Authority to conduct securities trading. Its operations are being transferred to the Parent Company and SEK, has been licensed to conduct this type of business since June 12, 2014. During 2013, the wholly owned subsidiaries SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB and SEK Exportlånet AB were sold.  Venantius AB is no longer engaged in any active business.

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

The consolidated financial statements were approved for issuance by SEK’s Board of Directors (the Board of Directors) on February 19, 2015. The Group’s statements of comprehensive income and financial position are subject to approval by SEK’s shareholder, at the annual general meeting to be held on April 28, 2015.

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
(n)	Critical accounting policies, assumptions and estimates

(a) Changes to accounting policies and disclosure requirements and standards not yet adopted

The accounting policies, in all material aspects, are unchanged in comparison with the financial statements included in SEK’s 2013 Annual Report, except for the adoption of new and amended standards and interpretations effective as of January 1, 2014, and that the financial metrics, Operating profit excluding unrealized changes in fair value and After-tax return on equity excluding unrealized changes in fair value were replaced with Operating profit excluding net results of financial transactions and After-tax return on equity excluding net results of financial transactions, respectively, and Commissions earned and commissions incurred presented net as Net fee and commission expense. The nature of the changes to the accounting policies, methods of computation and presentation of the Consolidated Group are described below. In addition to the above changes, certain amounts reported in prior periods have been reclassified to conform to the current presentation.

The Group has adopted the following amendments to standards and interpretations from IASB as from January 1, 2014:

IAS 32 Financial Instruments: Presentation. Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment has not had any impact on SEK’s financial statements.

IAS 39 Financial Instruments: Recognition and Measurement. Novation of Derivatives and Continuation of Hedge Accounting.  The objective of the amendments is to provide relief in situations where a derivative which has been designated as a hedging instrument, is novated from one counterparty to a central counterparty as a consequence of laws or regulations. Such a relief means that the hedged accounting can continue irrespective of the novation which, without the amendment, would not be permitted.  The amendment will facilitate the administration of hedge accounting when OTC derivatives are novated from the original counterparty to the central counterparty in order to effect clearing. No novation took place during 2014.

IFRIC 21 Levies. A levy is defined as an outflow of resources charged to the Company by the State or equivalent bodies through laws and regulations, such as the stability fee. Income taxes and other charges covered by other standards are exempt, as well as fines and other penalties. The interpretation states that the debt should be recognized when the company has an obligation to pay the levy as a result of a past event. The amendment has not had any impact on SEK’s financial statements.

Operating profit excluding net results of financial transactions. The financial metrics, Operating profit excluding net results of financial transactions and After-tax return on equity excluding net results of financial transactions replaced Operating profit excluding unrealized changes in fair value and After-tax return on equity excluding unrealized changes in fair value. Additionally, the presentation of Net results of financial transactions has been changed and the item is now presented with reference to the relevant financial categories. The presentation on segment reporting has also been changed as management now evaluates business mainly on the basis of Operating profit excluding net results of financial transactions. Comparative figures for prior periods have been adjusted accordingly.

Other regulatory changes have not had a material impact on SEK’s financial statements.

The following new standards and changes in standards and interpretations not yet adopted are considered to be relevant to SEK:

IFRS 9 Financial Instruments. In July 2014, IASB issued IFRS 9 which is replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition, classification and measurement, impairment, derecognition and general hedge accounting. The standard has been issued in phases, with the 2014 version replacing all previous versions. New rules on the classification and measurement of financial assets reduce the number of valuation categories and instead focus on the company’s business model with respect to how its financial assets are used and whether contractual cash flows represent only nominal amounts and interest. The rules for financial liabilities are essentially unchanged compared with IAS 39. The largest change is that fair value movements due to the company´s own credit risk in financial liabilities that have been irrevocably designated at fair value should be recognized in other comprehensive income, rather than in profit or loss. IFRS 9 also introduces a credit loss model where expected losses are taken into account, which eliminates the requirement to identify events of default. The new model takes a three-stage approach based on whether significant changes in credit risk have occurred.  The new general rules on hedge accounting allow entities to better reflect risk management activities in financial reports. SEK has begun the process of evaluating the potential effect of this standard, but has not yet determined any conclusions regarding its effects on SEK’s financial statements, capital adequacy or large exposures. IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers. In May 2014, IASB issued IFRS 15 which establishes the principles for reporting useful information on the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The standard introduces a five-step model with recognition and measurement requirements and new disclosure requirements. The standard is not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposures. The standard is applicable from January 1, 2017.

There are no other IFRS or IFRS IC interpretations, or amendments, that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

(b) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The basis for consolidation under prudential regulations, such as the capital requirements under the CRR, does not differ from the basis for consolidation for accounting purposes. No subsidiary is an Institute under the definitions in the CRR; thus the prudential regulations do not apply to subsidiaries on an individual basis. No current or future material restrictions to prompt transfer of own funds or repayment of liabilities among the parent or its subsidiaries has been identified.

(c) Segment reporting

Segment information is presented from a management perspective and segments are identified based on internal reporting to the Executive Officer who serves as the chief operating decision maker. SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows the information reported to the executive management. Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated under an allocation formula according to internal policies which management believes provide an equitable allocation to the segments.

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

The state-supported system (“S-system”). SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income. SEK administers, in return for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). Pursuant to the instruction from the State, the State reimburses SEK for all interest differentials, financing costs and net foreign exchange losses under the S-system. SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. Accordingly, interest income, interest expense and other costs settled with the State are not accounted for in SEK’s statement of comprehensive income. The State’s settlements are made on a quarterly basis. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets. Assets and liabilities related to the S-system are included in the statement of financial position for the Consolidated Group as SEK bears the credit risk for the lending and acts as contractor for lending and funding.

(ii) Net fee and commission expense

Commissions earned and commissions incurred are presented as Net fee and commission expense in the consolidated statement of comprehensive income. The gross amount of commissions earned and commissions incurred are disclosed in the notes to the financial statements. The recognition of commission income depends on the purpose for which the fee is received. Fees are either recognized as revenue when services are provided or amortized over the period of a specific business transaction. Commissions incurred are transaction-based, and are recognized in the period in which the services are received.

(iii) Net result of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the statement of financial position, except when fair-value changes are recorded in other comprehensive income. Gains and losses comprise gains and losses related to currency exchange effects, interest rate changes, changes in credit spreads on SEK’s own debt, changes in basis-spreads and changes in the creditworthiness of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks in fair-value hedges and inefficiency in cash flow hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from buy-back of issued own debt, is recognized directly under “Net results of financial transactions”.

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

(f) Financial instruments

(i) Recognition and derecognition in the statement of financial position

The recognition of financial instruments in, and their derecognition from, the statement of financial position is based on the trade dates for securities bought, as well as for securities issued and for derivatives. All other financial instruments are recognized and derecognized in the statement of financial position on their respective settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the statement of total income as one component of Net results of financial transactions.

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

Loans and receivables. With regard to financial assets, the category of loans and receivables constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for acquired securities that are not quoted on an active market. From December 1, 2012 the category is prospectively used only for loans and loans in the form of interest bearing securities. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. When one, or multiple, derivatives are used to hedge a currency and/or interest rate exposure relating to a loan or receivable, fair-value hedge accounting is applied. Furthermore, cash flow hedge accounting can be applied for certain transactions classified as loans and receivables, such as when SEK wishes to hedge against variability in the cash flow from these assets.

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

Financial liabilities at fair value through profit or loss. There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss; and liabilities held-for-trading. Senior securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting. No liabilities were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

Other financial liabilities. All senior securities issued by SEK other than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized cost, using the effective interest rate method. Where one or more derivative is hedging currency, interest rate, and/or other exposures, fair-value hedge accounting is applied. Subordinated debt is classified within other financial liabilities and is subject to fair-value hedge accounting. When applying fair-value hedge accounting on subordinated debt, hedging of the subordinated debt is made for the time period corresponding to the derivative’s time to maturity when the maturities do not coincide.

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

Embedded derivatives. In the ordinary course of its business, SEK issues or acquires financial assets or liabilities that contain embedded derivatives. When financial assets or financial liabilities contain embedded derivatives, the entire instrument is irrevocably classified as financial assets or financial liabilities measured at fair value through profit or loss, and thus does not separate the embedded derivatives.

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

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading Commitments below the statement of financial position, are measured as the undiscounted future cash flow concerning loan payments related to loans committed but not yet disbursed at the period end date, as well as binding offers.

Repurchase agreements and securities lending. Repurchase agreements are reported as financial transactions in the statement of financial position. Securities or other assets sold subject to repurchase agreements and securities or other assets lent to other parties are reported under the heading Collateral provided below the statement of financial position. Cash received from the relevant counterparties is recognized in the statement of financial position as borrowing. Cash advanced to the counterparties is recognized in the statement of financial position under “loans to credit institutions” or “loans to the public”.

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

If a fair-value hedge relationship no longer fulfills the requirements for hedge accounting, the hedged item ceases to be measured at fair value with regard to the risk being hedged and is measured at amortized cost, and the previously recorded fair-value changes for the hedged item are amortized over the remaining maturity of the previously hedged item.

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

If a cash flow hedge relationship no longer fulfills the requirements for hedge accounting, the hedging instrument is sold, or if the designation is revoked and accumulated gains or losses related to the hedge have been recorded in equity, such gains or losses remain in equity and are amortized through other comprehensive to profit over the remaining maturity of the previously hedged item.

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

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data such as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by recent SEK’s issuances of securities, or if no continuous flow of new transactions exist, spreads against other similar issuers, in those cases in which observable prices in the secondary market are unavailable.

Fair value adjustments are applied by SEK when there are additional factors that market participants take into account and that are not captured by the valuation model. Management assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and non-observable parameters, where relevant.

The Board’s Finance and Risk Committee has delegated the relevant responsibilities to SEK’s Executive Committee’s Asset and Liability Committee, which therefore acts as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval (or change to) of the valuation model.  Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in reasonableness assessments. The valuation result is analyzed and approved by the persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports. In January 2015, delegation of the valuation methodology to the Asset and Liability Committee was discontinued; moving forward that new models involving significant change from the previously approved models shall be authorized by the Board´s Finance and Risk Committee. In addition, the Board´s Finance and Risk Committee annually approves all models for the valuation of financial instruments.

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

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. The entire hybrid debt instruments are irrevocably classified as financial liabilities measured at fair value through profit or loss, and thus do not separate the embedded derivatives. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation techniques, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

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

Recoveries are recorded only if there is virtual certainty of collection, such as in the aftermath of a bankruptcy proceeding when the payment due to be paid to SEK has been finally determined by a court of competent jurisdiction.

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

The cost for defined benefit plans is calculated using the “projected unit credit method”, which distributes the cost of a plan over a covered employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation, and mortality rates. The discount rate used is the equivalent of the interest rate for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptions may result in actuarial gains or losses affecting the fair value of plan obligations. These actuarial gains and losses are reported together with the difference between actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains / losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss.

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

(j) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit. Reserves consist of the following items: reserve for fair-value changes in respect of available-for-sale securities (fair value reserve) and reserve for fair-value changes in respect of derivatives in cash flow hedges (hedge reserve).

(k) Income tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 22.0 percent (2013: 22.0 percent; 2012: 26.3 percent). Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in the income statement or through other comprehensive income.

(l) Earnings per share

Earnings per share are calculated as Net profit divided by the average number of shares. There is no dilution of shares.

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

•                  Provisions for probable credit losses,

•                  Estimates of fair values when quoted market prices are not available,

•                  Valuation of derivatives without observable market prices

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as currency exchange effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of a material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 28 for information on SEK’s positions in foreign currency.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments held by the Group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated through the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. The majority of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Other pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. See Note 13 for disclosure of change in value of assets and liabilities if non-observable parameters are changed.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 25 and Note 1 (d)(i).

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2014 by Skr40—50 million (2013: Skr 70—80 million; 2012: Skr 70—80 million) and equity by Skr 31—39 million (2013: Skr 55—65 million; 2012: Skr 50-60 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

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

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2014 by approximately Skr 5-15 million (2013: Skr 5—15 million; 2012: Skr 10-20 million) and equity, at such date, by approximately Skr 150-160 million (2013: Skr 110—120 million; 2012: Skr 40-50 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2014 by approximately Skr 200-300 million (2013: Skr 200-300 million; 2012: Skr 250-350 million) and equity, at such date, by approximately Skr 150-250 million (2013: Skr 150-250 million; 2012: Skr 200-300 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

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

Note 2.  Net interest revenues

	Consolidated Group
Skr mn	2014	2013	2012
Interest revenues were related to:
Loans to credit institutions	595	742	994
Loans to the public	3,086	3,253	3,736
Interest-bearing securities	577	643	1,260
Impaired financial assets	5	1	3
Derivatives	-489	-481	-586
Total interest revenues	3,774	4,158	5,407
Total interest expenses	-2,196	-2,603	-3,527
Net interest revenues	1,578	1,555	1,880

	Consolidated Group
Skr mn	2014	2013	2012
Interest revenues were related to:
Financial assets available-for-sale	387	184	143
Financial assets at fair value through profit or loss	204	27	61
Derivatives used for hedge accounting	-412	-205	-372
Loans and receivables	3,595	4,152	5,575
Total interest revenues	3,774	4,158	5,407

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-818	-1,110	-1,806
Derivatives used for hedge accounting	2,416	2,461	2,516
Other financial liabilities	-3,794	-3,954	-4,237
Total interest expenses	-2,196	-2,603	-3,527

Net interest revenues	1,578	1,555	1,880

In interest revenues Skr 117 million (2013: Skr 105 million; 2012: Skr 89 million) represent remuneration from the S-system (see Note 25). Interest revenues in the Consolidated Group by geographic market are 54 percent (2013: 59 percent; 2012: 64 percent) from Sweden, 22 percent (2013: 19 percent; 2012: 16 percent) from Europe except Sweden and 24 percent (2013: 22 percent; 2012: 20 percent) from countries outside of Europe.

Note 3. Net fee and commission expense

	Consolidated Group
Skr mn	2014	2013	2012
Commissions earned were related to:
Capital market commissions	—	6	5
Financial consultants’ commissions	—	2	4
Other commissions earned	4	1	2
Total commissions earned	4	9	11

Commissions incurred were related to:
Depot and bank fees	-7	-11	-8
Brokerage	-3	-3	-3
Financial consultants’ commissions	—	0	0
Other commissions incurred	—	—	0
Total commissions incurred	-10	-14	-11
Net commissions	-6	-5	0

Commissions earned in the Consolidated Group by geographic market are divided as follows: 97 percent (2013: 91 percent; 2012: 74 percent) are from Sweden, 0 percent (2013: 9 percent; 2012: 17 percent) are from Europe except Sweden, and 3 percent (2013: 0 percent; 2012: 9 percent) are from countries outside of Europe. Commissions incurred in the Consolidated Group by geographic market are divided as follows: 8 percent (2013: 34 percent; 2012: 21 percent) are from Sweden, 87 percent (2013: 66 percent; 2012: 78 percent) are from Europe except Sweden, and 5 percent are (2013: 0 percent; 2012: 1 percent) from countries outside of Europe.

Note 4 Net results of financial transactions

	Consolidated Group
Skr mn	2014		2013		2012
Net results of financial transactions were related to:
Derecognition of financial instruments not measured at fair value through profit or loss
Financial assets available-for-sale	—		—		—
Loans and receivables	147		2		3
Other financial liabilities	—		487	(1)	—
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	-2,846		-5,435		-13,444
Held-for-trading(2)	3,031	(3),(4)	5,339	(4)	13,215
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	844		-3,292		-917
Net results of the hedged item	-641		3,294		662
Ineffectiveness of cash flow hedges that have been reported in the profit or loss(5)	7		12		-30
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-36		1		3
Total net result of financial transactions	506		408		-508

(1) A gain amounting to Skr 375 million was recorded in 2013 from the repurchase of SEK’s subordinated debt.

(2) No assets or liabilities are classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS 39.

(3) In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court.

In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected the Net result of financial transactions positively by Skr 317 million.

(4) During 2014, SEK adopted new interest rate curves in order to better account for market differences in the pricing of three- and six month flows. The improved methodology resulted in a positive impact on operating income. During 2013, an improved method related to valuation of funding transactions was implemented, which had a negative impact on operating income.

(5) During 2014, derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, could be significant in a single reporting period. However, it will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and related hedging instruments are closed prematurely.

Note 5. Personnel expenses

	Consolidated Group
Skr mn	2014	2013		2012

Salaries and remuneration to the Board of Directors and the Presidents	-7	-8		-7
Severance salary related to the President	0	-8	(1)	—
Salaries and remuneration to Senior Executives	-14	-12		-12
Salaries and remuneration to other employees	-161	-139		-146
Pensions	-59	-58		-56
Social insurance	-59	-51		-57
Other personnel expenses	-13	-14		-14
Total personnel expenses	-313	-290		-292

(1) Peter Yngwe left his position as CEO on April 28th, 2014. The full cost of his severance including payroll taxes was Skr 8 million, which corresponded to 18 months’ salary and was expensed in 2013. Severance pay is paid monthly and deduction is made in the event of other income.

Personnel expenses include a cost of Skr 26 million, including payroll taxes (2013: Skr 0 million, 2012: Skr 27 million), corresponding to 1.7 monthly salaries, to employees entitled to the general personnel incentive system GIS. For all employees, excluding the President, SEK follows collective agreements between Banking Institutions Employers’ Organization (BAO) and trade unions.

The combined total of the remuneration to senior executives, excluding the Presidents of the Parent Company, amounted to Skr 14 million (2013: Skr 14 million, 2012: Skr 14 million). Of the remuneration to senior executives, Skr 14 million (2013: Skr 13 million, 2012: Skr 13 million) is pensionable income. Of the remuneration to the Presidents of the Parent Company, Skr 5 million (2013: Skr 4 million, 2012: Skr 4 million) is pensionable income.

2014 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)		Other benefits (2)	Pension fee (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-593	—		—	—	-593
Other members of the Board of Directors:
Cecilia Ardström	-210	—		—	—	-210
Jan Belfrage	-189	—		—	—	-189
Lotta Mellström(5)	—	—		—	—	—
Ulla Nilsson	-208	—		—	—	-208
Jan Roxendal(4)	-289	—		—	—	-289
Åke Svensson, resigned February 19, 2014	-59	—		—	—	-59
Teppo Tauriainen(5), from October 7, 2014	—	—		—	—	—
Eva Walder(5), resigned October 7, 2014	—	—		—	—	—
Senior Executives:
Catrin Fransson, President and Chief Executive Officer (CEO), employed April 28, 2014	—	-3,145		-75	-932	-4,152	(6)
Peter Yngwe, President and Chief Executive Officer (CEO), resigned April 28, 2014	—	-1,704	(7)	-39	-481	-2,224	(8)
Per Jedefors, Chief Risk Officer (CRO)	—	-2,983		-108	-897	-3,988
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO)	—	-2,128		-61	-644	-2,833
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,203		-113	-429	-1,745
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,948		-112	-606	-2,666
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,577	(7)	-100	-827	-3,504
Per Åkerlind, Chief Operating Officer (COO)	—	-3,037		-110	-1,090	-4,237
Total	-1,548	-18,725		-718	-5,906	-26,897

2013

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)		Other benefits (2)	Pension fee(3)	Total(3)
Chairman of the Board of Directors:
Lars Linder-Aronson	-482	—		—	—	-482
Other members of the Board of Directors:
Cecilia Ardström	-180	—		—	—	-180
Jan Belfrage	-165	—		—	—	-165
Lotta Mellström(5)	—	—		—	—	—
Ulla Nilsson	-182	—		—	—	-182
Jan Roxendal	-232	—		—	—	-232
Åke Svensson	-174	—		—	—	-174
Eva Walder(5)	—	—		—	—	—
Senior Executives:
Peter Yngwe, President and Chief Executive Officer (CEO)	—	-4,197	(9)	-117	-1,464	-5,778	(8)
Per Jedefors, Chief Risk Officer (CRO)	—	-2,914		-104	-894	-3,913
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO) and Chief Executive Officer (CEO) for AB SEK Securities	—	-1,904		-52	-641	-2,597
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,183		-120	-420	-1,723
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,843		-102	-602	-2,547
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,210		-106	-824	-3,140
Per Åkerlind, Chief Operating Officer (COO)	—	-2,937		-109	-1,069	-4,115
Total	-1,415	-17,188		-710	-5,914	-25,227

2012

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Other benefits (2)	Pension fee (3)		Total(3)
Chairman of the Board of Directors:
Lars Linder-Aronson	-398	—	—	—		-398
Other members of the Board of Directors:
Cecilia Ardström	-166	—	—	—		-166
Jan Belfrage	-165	—	—	—		-165
Lotta Mellström(5)	—	—	—	—		—
Ulla Nilsson	-168	—	—	—		-168
Jan Roxendal	-176	—	—	—		-176
Åke Svensson	-163	—	—	—		-163
Eva Walder(5)	—	—	—	—		—
Senior Executives:
Peter Yngwe, President and Chief Executive Officer (CEO)	—	-4,203	-131	-2,506	(8)	-6,840	(8)
Per Jedefors, Chief Risk Officer (CRO)	—	-2,923	-53	-905		-3,881
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO) and Chief Executive Officer (CEO) for AB SEK Securities	—	-1,911	-57	-637		-2,605
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,192	-113	-423		-1,728
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,850	-91	-599		-2,540
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,212	-97	-720		-3,029
Per Åkerlind, Chief Operating Officer (COO)	—	-2,940	-112	-2,079	(10)	-5,131	(10)
Johan Winlund, Chief Communications Officer (CCO), resigned 02-29-12	—	-167	-16	-38		-221
Total	-1,236	-17,398	-670	-7,907		-27,211

(1) Predetermined salary or other compensation such as holiday pay and allowances.

(2) Other benefits consist of, for example, car allowances and subsistence benefits.

(3) Includes the effect of reallocation of salary to pension contribution premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

(4) Since May 1, 2013 remuneration invoiced from their private companies in accordance with the state guidelines.

(5) Since April 29, 2010 remuneration is not paid from the company to the representatives on the Board who are employed by the owner, the Swedish Government.

(6) The retirement age of the President, Catrin Fransson is 65 years and the pension fee is 30 percent of her fixed salary.

(7) Includes payments of saved vacation leave.

(8) The retirement age of the previous President, Peter Yngwe was 65 years and the pension fee was 30 percent of his fixed salary. Pension fees, for the full year 2012, exceeding 30 percent pertain to additional pension contributions negotiated in 2010 regarding the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million was disbursed in 2012. The additional pension contributions were conditioned on Peter Yngwe remaining employed by SEK, and would not have been disbursed in case of resignation prior to the dates of each payment. Payments for the additional pension contributions were completed in 2012.

(9) In addition, severance pay of Skr 6 million excluding payroll taxes was reserved as of December 31, 2013.

(10) Pension fees for Per Åkerlind, for the full year 2012, exceeding 30 percent pertain to additional pension contributions negotiated in 2010 regarding the prior benefit plan. These contributions amount to Skr 3.0 million of which Skr 1.0 million was disbursed in 2010, Skr 1.0 million was disbursed in 2011 and Skr 1.0 million was disbursed in 2012. The additional pension contributions were conditioned on Per Åkerlind remaining employed by SEK, and would not have been disbursed in case of resignation prior to the dates of each payment. Payments for the additional pension contributions where completed in 2012.

Comprehensive information on the company’s remuneration policy in accordance with the Swedish Financial Supervisory Authority’s regulations and General Guidelines governing remuneration in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management (FFFS 2011:1), was disclosed on February 19, 2015 in the Pillar 3 report. SEK’s disclosure provides information about the principles applied for remuneration earned in 2014. The disclosure also describes the design of the remuneration policy, as adopted by the company.

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

For all the senior executives at SEK, including the President, the company pays premiums for insurance for sickness benefits for prolonged illness, other public risk insurance arising out of collective agreements, travel insurance and health insurance. Other benefits consist of, for example, car allowances and subsistence benefits.

Catrin Fransson, Per Åkerlind and Sven-Olof Söderlund have the right to 6 months’ notice prior to termination initiated by SEK and are, in addition, entitled to severance pay corresponding to 18 months’ salary. Deduction is made for income obtained from new employment. For all other senior executives the notice period upon termination initiated by SEK follows collective agreements. Upon resignation initiated by the employee, the notice period is 3 or 6 months.

Chief Executive Officer

Catrin Fransson assumed her position as President on April 28, 2014 at the time of SEK’s Annual General Meeting. Her employment started on April 1, 2014 when she began her SEK employment. Catrin Fransson’s employment agreement follows current guidelines for senior executives in state-owned enterprises and her fixed monthly remuneration amounts to Skr 345,000.

Peter Yngwe left his position as President April 28, 2014 at the time of SEK’s Annual General Meeting in accordance with the Board of Director’s decision. Peter Yngwe received severance pay in accordance with state guidelines for senior executives, corresponding to 18 months’ salary. Severance pay is paid monthly and a deduction is made in the event of other income earned. The full cost, including payroll taxes, was expensed during 2013 and the provision amounted to Skr 8 million.

Pensions

The employees at SEK have a collectively bargained pension plan through the BTP plan, which is the most commonly used pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2014	2013	2012
Service cost	-5	-8	-9
Interest cost, net	-1	-1	-2
Pension cost for defined benefit pensions, incl. payroll tax	-6	-9	-11
Pension cost for defined contribution pension incl. payroll tax	-53	-49	-45
Pension cost recognized in personnel costs	-59	-58	-56

Actuarial gains and (losses) on defined benefit obligation during period	-57	65	-3
Return above expected return, gains and (losses) on plan assets	14	-4	8
Revaluation of defined benefit plans	-43	61	5

The following table specifies the net value of defined benefit pension obligations

Skr mn	2014	2013	2012
Defined benefit obligations	267	207	264
Plan assets	-201	-181	-178
Provision for pensions, net obligation (see Note 21)	66	26	86

The following table shows the development of defined benefit obligations

Skr mn	2014	2013	2012
Defined benefit obligation, opening balance	207	264	257
Service cost	5	8	10
Interest cost	7	7	5
Pension Payments incl. special payroll tax	-7	-7	-10
Other costs	-2	—	—
Actuarial (gains) and losses, effect due to changed demographic assumptions	6	0	0
Actuarial (gains) and losses, effect due to changed financial assumptions	54	-65	0
Actuarial (gains) and losses, effect due to experience based outcome	-3	0	3
Defined benefit obligation, closing balance	267	207	265

The following table shows the development of plan assets related to defined benefit obligation

Skr mn	2014		2013		2012
Fair value of plan assets, opening balance	181		178		164
Expected return on plan assets	6		6		3
Contributions by the employer	8	(1)	8	(1)	9
Benefits paid	-6	(2)	-6	(2)	-6
Other costs	-2		—		—
Actuarial result, recognized in other comprehensive income	14		-5		8
Fair value of plan assets, closing balance	201		181		178

(1) Expected contribution from the employer in the following year is Skr 8 million (2013: Skr 8 million) excluding payroll tax.

(2) Expected compensation paid in the following year is Skr 7 million (2013: Skr 6 million).

Skr mn	2014	2013	2012
Domestic equity investments	12	22	18
Foreign equity investments	12	—	—
Domestic government bonds	65	54	53
Domestic corporate bonds	56	54	54
Mortgage bonds	46	42	39
Properties	10	9	14
	201	181	178

The following table displays principal actuarial assumptions used end of year

%	2014	2013	2012
Discount rate(1)	2.5	3.6	2.1
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	3.5	3.5	3.5
Expected inflation	1.6	1.6	1.5
Expected lifetime(2)	DUS14	FFFS2007:31	FFFS2007:31
Expected turnover	5.0	4.0	4.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
(1) Discount rate	-1%	1.5%	+1%	4.5%
Defined benefit obligation		334		218
Service cost		10		5
Interest cost		6		7
(2) Expected lifetime	+1 year		-1 year
Defined benefit obligation		278		257
Service cost		7		7
Interest cost		7		6

Net reconciliation of pension liabilities

Skr mn	2014	2013	2012
Pension liabilities, opening balance	26	86	92
Net periodic pension cost	6	9	11
Contributions by the employer	-7	-7	-9
Net pension payments	-2	-2	-3
Revaluations recognized in other comprehensive income	43	-60	-5
Pension liabilities, closing balance	66	26	86

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Since January 1, 2013 Swedish mortgage bonds are the base for calculation of the obligations discount rate, as that market is to be regarded as liquid enough to be used for this purpose. Previously, Swedish government bonds was used.  This change had an effected on other comprehensive income during 2013.

Pension expense in 2014 for defined benefit pensions amounts to Skr 6 million (2013: Skr 9 million, 2012: Skr 11 million).

As of December 31, 2014, the expected weighted average remaining service time for active employees was 20.8 years (2013: 21.9 years), the expected weighted average duration of the defined benefit obligation was 21.6 years (2013: 18.3 years ) and the average salary for active employees was Skr 0.7 million (2013: Skr 0.7 million).

Discount rate

Swedish government bonds were previously used as the basis for calculating pension liabilities. Since January 1, 2013 the calculation has instead been based on the estimated interest curve of Swedish mortgage bonds, as this market is regarded as liquid enough to be used for this purpose. The discount rate is based on market expectations at the end of the accounting period, using bonds with the same duration as the pension liability.

Expected early retirement

According to the transitional rule for § 8 in the BTP-plan the calculation includes the assumption that 20 percent of the employees opt for early retirement. The earliest retirement age is 61 for employees born 1956 or earlier. Employees born 1967 or later have no right to retire before age 65.

Expected return on plan assets

Expected return on plan assets is equal to the discount rate as regulated in IAS 19.

Expected salary increase

The assumption of salary increase is based on SEK’s assessment.

Expected inflation

Expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected company staff attrition during one year.

Average number of employees	2014	2013	2012	2011
Women	111	112	109	108
Men	132	131	122	126
Total average number of employees	243	243	231	234
of which geographically located in Sweden	242	241	230	233
of which geographically located in Singapore	1	2	1	1

Number of employees at year-end	2014	2013	2012	2011
Women	110	114	114	111
Men	131	135	121	121
Total number of employees	241	249	235	232
of which geographically located in Sweden	240	247	233	231
of which geographically located in Singapore	1	2	2	1
of which full-time employees	236	244	227	225
of which part-time employees	5	5	8	7
of which permanent employees	237	240	228	219
of which temporary employees	4	9	7	13
of which managers	39	43	43	42
of which non-management	202	206	192	190

Employee turnover	2014	2013	2012	2011
Number of employees who left employment	22	16	16	22
of which women	10	5	8	5
of which men	12	11	8	17
of which under the age of 30 years	2	1	1	3
of which between 30 and 50 years	14	13	9	16
of which over 50 years	6	2	6	3
of which geographically located in Sweden	21	16	16	22
of which geographically located in Singapore	1	—	—	—

Health	2014	2013	2012	2011
Absence due to sickness	2.5%	2.5%	2.6%	2.4%
Percentage of employees that use SEK’s fitness allowance	93.0%	93.0%	84.0%	67.0%

Equality and diversity	2014	2013	2012	2011
Allocation of women/men on the Board of Directors	43/57	50/50	50/50	50/50
Allocation of women/men in SEK’s executive management	57/43	43/57	43/57	38/62
Allocation of women/men in management positions	41/59	44/56	39/61	38/62
Allocation of women/men at SEK in total	46/54	46/54	48/52	47/53
Allocation of employees with foreign/swedish background(1)	29/71	29/71	28/72	30/70

(1) Percentage of employees that state they are raised in another country or have at least one parent born in another country (the survey is conducted every two years and these values are from 2013).

Percentage of employees who had a performance review (percent)	92	93	87	92
Average number of training days per employee (all employees are white-collar workers)	2	2	5	6

Note 6. Other administrative expenses

	Consolidated Group
Skr mn	2014	2013	2012
Travel expenses and marketing	-11	-12	-21
IT and information system (fees incl.)	-80	-74	-92
Other fees	-41	-65	-77
Real estate and premises expenses(1)	-27	-27	-31
Other	-7	-7	-12
Total other expenses	-166	-185	-233

(1)SEK is a partner in rental agreements of office space in Stockholm and Singapore.

Cost of operating leases

	Consolidated Group
Skr mn	2014	2013	2012
Leases	-26	-26	-30

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2014	December 31, 2013	December 31, 2012
Within 1 year	-26	-26	-26
Between 1 and 5 years	-23	-49	-73
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases	-49	-75	-99

Remuneration to auditors

	Consolidated Group
Skr mn	2014	2013	2012
Ernst & Young:
Audit fee(1)	-12	-12	-14
Audit related fee(2)	0	0	-1
Tax related fee(3)	0	0	0
Total	-12	-12	-15

(1) Fees related to audit of annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory, regulatory and stock exchange filings or engagements and services provided in connection with issuances of debt.

(2) Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements.

(3) Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

In the financial statements audit fees are mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

	Consolidated Group
Skr mn	December 31, 2014	December 31, 2013

Buildings(1)
Acquisition cost at the beginning of the year/accumulated acquisitions	1	1
Sales or disposals of the year	-1	—
Accumulated depreciations at the beginning of the year	-1	-1
Depreciations of the year	0	0
Reversed depreciations due to sale or disposals	1	—
Accumulated depreciations	0	0
Book value	—	0

Land(1)
Acquisition cost at the beginning of the year/accumulated acquisitions	0	0
Book value	—	0

Office and building equipment
Acquisition cost at the beginning of the year	77	69
Sales or disposals of the year	-3	0
Acquisitions of the year	9	8
Accumulated acquisitions	83	77

Accumulated depreciations at the beginning of the year	-46	-33
Reversed depreciations due to sale or disposals	2	0
Depreciations during the year	-13	-13
Currency differences	0	0
Accumulated depreciations	-57	-46
Book value	26	31

Intangible assets(2)
Acquisition cost at beginning of the year	268	240
Sales or disposals of the year	0	0
Acquisitions of the year	46	28
Accumulated acquisitions	314	268

Accumulated depreciations at the beginning of the year	-149	-126
Sales or disposals of the year	0	0
Depreciations of the year	-30	-23
Accumulated depreciations	-179	-149
Book value	135	119

Net book value
Property, land and equipment	26	32
Intangible assets	135	118
Total net book value	161	150

Depreciations during the year according to the Consolidated Statement of Comprehensive Income	-43	-36

(1) Holiday Homes in Sälen was sold in December 2014, which generated a capital gain of Skr 1.6 million.

(2) Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

Note 8. Leasing

Financial leases - Lessors

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

A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods:

	Consolidated Group
	December 31, 2014		December 31, 2013
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	746	719	711	686
Later than one year and no later than five years	278	232	228	193
Later than five years	77	71	62	58
Total	1,101	1,022	1,001	937

Unearned finance income	—	79	—	64
Unguaranteed residual value	—	—	—	—
Total	1,101	1,101	1,001	1,001

All lease agreements are classified as Loans and receivables. The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9. Impairment and past-due receivables

	Consolidated Group
Skr mn	2014	2013	2012
Credit losses(1), (2),(3)	-30	-68	-72
Reversal of previous write-downs(1),(2),(3)	119	22	37	(3)
Net impairments and reversals	89	-46	-35
Established losses	-18	-3	-2
Recovered credit losses	2	10	14
Net credit losses	73	-39	-23
of which related to loans(4)	11	-32	-48
of which related to liquidity placements(4)	62	-7	25

Changes in reserves of financial assets
Opening balance	-757	-711	-676
Reserves used to cover write-offs (charge-offs)(1)	254	—	—
Net impairments and reversals	89	-46	-35
Currency effects(5)	-50	0	—
Closing balance	-464	-757	-711
of which related to loans(4)	-236	-260	-221
of which related to liquidity placements (4)	-228	-497	-490

(1) SEK had two assets in the form of CDOs, which were first-priority-tranches with end-exposure to the U.S. sub-prime market. The underlying assets, concerning one of these CDOs, were liquidated during 2014 and the final payment for the CDO has been obtained. The provision related to the CDO was dissolved. For the other CDO, part of the provision was reversed in connection with an amortization during 2014. A reversal of Skr 65 million was recorded in 2014 in relation to these two CDOs (2013: impairment of Skr 5 million for both CDOs).  The total provision on the remaining CDO amounted to Skr 189 million (year-end 2013: Skr 469 million for both CDOs). The asset has a gross book value before impairment of Skr 222 million (year-end 2013: Skr 583 million for both CDOs).

(2) SEK has had a restructured receivable where final settlement occured during 2014. The final settlement resulted in a reversal of Skr 46  million, and an established loss of Skr 18 million as of December 2014. This reversal is included in the reversal of previous write-downs.

(3) The amount includes a provision of Skr 30 million related to bad debts not linked to a specific counterparty (2013: Skr 10 million; 2012: Skr 40 million). The result is that the provision for bad debts not linked to a specific counterparty amounts to a total of Skr 240 million (year-end 2013: Skr 210 million; year-end 2012: Skr 200 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(4) See Note 11 for definitions.

(5) Currency effects are reported within Net results of financial transactions (see further Note 4).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

	Consolidated Group
Skr mn	2014	2013	2012
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	5	13	155	(2)
Aggregate amount of principal and interest more than 90 days past-due(1)	11	2	1,419	(2)
Principal amount not past-due on such receivables	144	601	1,552	(2)

(1) Of the aggregate amount of principal and interest past due, Skr 10 million (year-end 2013: Skr 1 million; year-end 2012: Skr 145 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period; Skr 1 million (year-end 2013: Skr 1 million; year-end 2012: Skr 145 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period.

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

Note 10. Taxes

	Consolidated Group
Skr mn	2014	2013	2012

Income tax
Adjustment previous year	1	0	-2
Current tax	-291	-278	-216
Deferred tax	-79	-40	102
Total income tax	-369	-318	-116

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	-6	-1	-2
Deferred tax	-69	90	-44
Adjustment of deferred taxes due to reduced tax rate	—	—	26
Tax on items not to be reclassified to profit or loss
Deferred tax	10	-14	-1
Income tax related to other comprehensive income	-65	75	-21

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	22.0	22.0	26.3
Profit before taxes	1,629	1,408	824

National tax based on profit before taxes	-358	-310	-217
Tax effects of:
Non-deductible expenses	-1	-2	-5
Imputed interest on tax allocation reserve	-10	-6	-8
Other adjustments	0	0	-2
Adjustment of deferred taxes due to reduced tax rate	—	—	116
Total tax	-369	-318	-116
Effective tax expense in %	22.7	22.6	14.0

	Consolidated Group
Skr mn	2014	2013	2012
Deferred tax assets concerning:
Temporary differences, related to pensions	12	3	16
Other temporary differences	0	0	3
Total deferred tax assets	12	3	19

Deferred tax liabilities concerning:
Untaxed reserves	721	643	606
Temporary differences, financial instruments - Cash flow hedges	112	43	132
Total deferred tax liabilities	833	686	738
Net deferred tax liabilities (+) / tax assets (-)	821	683	719

No deductible loss carry forwards existed per December 31, 2014 or December 31, 2013.

Change in deferred taxes

	Consolidated Group
Skr mn	2014	2013	2012
Opening balance	683	719	801
Change through profit or loss	79	40	-102
Change in other comprehensive income	59	-76	20
Total	821	683	719

Note 11. Loans and liquidity placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

	Consolidated Group
Skr mn	December 31, 2014	December 31, 2013
Loans:
Loans in the form of interest-bearing securities	53,140	60,958
Loans to credit institutions	25,510	24,819
Loans to the public	149,240	125,553
Less:
Cash collateral under the security agreements for derivative contracts	-9,668	-6,946
Deposits with time to maturity exceeding three months	0	-2,907
Total loans	218,222	201,477

Liquidity placements:
Cash and cash equivalents (1)	7,099	8,337
Cash collateral under the security agreements for derivative contracts	9,668	6,946
Deposits with time to maturity exceeding three months	0	2,907
Treasuries/government bonds	3,458	4,595
Other interest-bearing securities except loans	66,398	64,151
Total liquidity placements	86,623	86,936

of which
issued by public authorities	41,502	60,209
quoted on an exchange	87,289	105,246

(1) Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Regarding reserves, impairments and recovery see Note 9.

Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be settled at maturity are reported below with the amount that exceeds or falls short of the nominal amount.

	Consolidated Group
Skr mn	December 31, 2014	December 31, 2013
Sum of amounts exceeding nominal	8	17
Sum of amounts falling below nominal	-28	-20

Volume Development, Lending

	Consolidated Group		of which S-system
	Total		Total		Of which
					CIRR- loans	Concessionary loans
Skr mn	2014	2013	2014	2013	2014	2014
Offers of long-term loans accepted	57,118	55,701	5,668	13,424	5,668	—
Undisbursed loans at year-end	16,028	20,480	7,529	8,537	7,482	47
Loans outstanding at year-end	218,222	201,477	48,298	43,248	47,377	921

Outstanding loans as per loan type

	Consolidated Group		of which the S-system
Skr mn	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Total lending for export of durable products	144,285	122,971	48,298	43,248
Other lending related to export	66,504	70,767	—	—
Lending related to infrastructure	7,433	7,739	—	—
Total lending	218,222	201,477	48,298	43,248

Outstanding loans as per business area

	Consolidated Group		of which the S-system
Skr mn	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
End-customer finance	128,165	155,137	48,298	43,248
Corporate lending	90,057	46,340	—	—
Total lending	218,222	201,477	48,298	43,248

Note 12 Classification of financial assets and liabilities

	December 31, 2014
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for-trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	7,099	—	—	—	—	7,099
Treasuries/government bonds	3,458	—	—	—	3,458	—
Other interest-bearing securities except loans	66,398	—	1,670	—	57,320	7,408
Loans in the form of interest-bearing securities	53,140	—	1,358	—	—	51,782
Loans to credit institutions	25,510	—	—	—	—	25,510
Loans to the public	149,240	—	—	—	—	149,240
Derivatives(3)	16,017	9,042	—	6,975	—	—
Total financial assets	320,862	9,042	3,028	6,975	60,778	241,039

	December 31, 2014
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	8,290	—	—	—	8,290
Borrowing from the public	63	—	—	—	63
Senior securities issued(6)	273,839	—	82,262	—	191,577
Derivatives(3)	18,886	13,319	—	5,567	—
Subordinated securities issued	1,945	—	—	—	1,945
Total financial liabilities	303,023	13,319	82,262	5,567	201,875

	December 31, 2013
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	8,337	—	—	—	—	8,337
Treasuries/government bonds	4,595	—	—	—	4,560	35
Other interest-bearing securities except loans	64,151	—	2,342	—	42,800	19,009
Loans in the form of interest-bearing securities	60,958	—	1,325	—	—	59,633
Loans to credit institutions	24,819	—	—	—	—	24,819
Loans to the public	125,553	—	—	—	—	125,553
Derivatives(3)	14,228	5,973	—	8,255	—	—
Total financial assets	302,641	5,973	3,667	8,255	47,360	237,386

	December 31, 2013
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	8,256	—	—	—	8,256
Borrowing from the public	59	—	—	—	59
Senior securities issued(6)	260,900	—	81,327	—	179,573
Derivatives(3)	16,788	12,318	—	4,470	—
Subordinated securities issued	1,607	—	—	—	1,607
Total financial liabilities	287,610	12,318	81,327	4,470	189,495

(1) Of loans and receivables, 9 percent (year-end 2013: 8 percent) are subject to fair-value hedge accounting and 0 percent (year-end 2013: 8 percent) are subject to cash-flow hedge accounting; the remaining 91 percent (year-end 2013: 84 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During the third quarter 2014, the derivatives designated as hedging instruments in cash flow hedges were closed and the hedging designations were discontinued.

(2) No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3) The derivatives fair value originating from credit risk amounted to Skr -19 million as of December 31, 2014. The change for the period January 1 to December 31, 2014, amounted to Skr -12 million, which had a negative effect on operating profit. The valuation is made on the counterparty level.

(4) Of other financial liabilities, 71 percent (year-end 2013: 74 percent) are subject to fair-value hedge accounting, the remaining 29 percent (year-end 2013: 26 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(5) Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -471 million (year-end 2013: Skr -321 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2014, the credit risk component has increased by Skr 150 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to December 31, 2013, the credit risk component had decreased by Skr 433 million, which decreased the value of financial liabilities and affected operating profit positively.

(6) Repayments of long-term debt amounting to approximately Skr -67.7 billion (2013: Skr -59.8 billion; 2012: Skr -27.1 billion) have been effectuated, during the twelve-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -25.8 billion (2013: Skr -44.8 billion; 2012: Skr -22.7 billion).

The amount of cumulative change in the fair value of financial assets attributable to changes in the credit risk was Skr 3 million (2013: Skr -22 million), which increased the value of financial assets and affected operating profit positively.  The amount of change during the period was Skr 25 million (2013: Skr -5 million) which increased the value of financial assets and affected operating profit positively.

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

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option in other comprehensive income would have decreased by Skr -4 million for the period January 1 to December 31, 2014. For the same period in 2013, the reclassification would have decreased other comprehensive income by Skr -18 million, (2012: Skr -3 million).

Skr mn
Reclassified financial	December 31, 2014			December 31, 2013
assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Loans in the form of interest-bearing securities	533	569	576	572	620	631
Total	533	569	576	572	620	631

Note 13 Financial assets and liabilities at fair value

	December 31, 2014
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	7,099	7,099	0
Treasuries/governments bonds	3,458	3,458	0
Other interest-bearing securities except loans	66,398	66,292	-106
Loans in the form of interest-bearing securities	53,140	54,664	1,524
Loans to credit institutions	25,510	25,533	23
Loans to the public	149,240	151,543	2,303
Derivatives	16,017	16,017	0
Total financial assets	320,862	324,606	3,744

Borrowing from credit institutions	8,290	8,350	60
Borrowing from the public	63	63	0
Senior securities issued	273,839	275,249	1,410
Derivatives	18,886	18,886	0
Subordinated securities issued	1,945	1,937	-8
Total financial liabilities	303,023	304,485	1,462

	December 31, 2013
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	8,337	8,337	0
Treasuries/governments bonds	4,595	4,595	0
Other interest-bearing securities except loans	64,151	63,940	-211
Loans in the form of interest-bearing securities	60,958	63,164	2,206
Loans to credit institutions	24,819	24,892	73
Loans to the public	125,553	127,331	1,778
Derivatives	14,228	14,228	0
Total financial assets	302,641	306,487	3,846

Borrowing from credit institutions	8,256	8,277	21
Borrowing from the public	59	59	0
Senior securities issued	260,900	262,299	1,399
Derivatives	16,788	16,788	0
Subordinated securities issued	1,607	1,590	-17
Total financial liabilities	287,610	289,013	1,403

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

The tables below shows the fair values of the items carried at amortized cost or fair value is distributed according to the fair value hierarchy.

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2014
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	7,099	—	—	7,099	7,099
Treasuries/governments bonds	—	—	—	0	0
Other interest-bearing securities except loans	489	6,813	—	7,302	7,408
Loans in the form of interest-bearing securities	2,303	51,003	—	53,306	51,782
Loans to credit institutions	—	25,533	—	25,533	25,510
Loans to the public	—	151,543	—	151,543	149,240
Total financial assets in fair value hierarchy	9,891	234,892	—	244,783	241,039

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2014
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	8,350	—	8,350	8,290
Borrowing from the public	—	63	—	63	63
Senior securities issued	—	192,987	—	192,987	191,577
Subordinated securities issued	—	1,937	—	1,937	1,945
Total financial liabilities in fair value hiearchy	—	203,337	—	203,337	201,875

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2013
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	8,337	—	—	8,337	8,337
Treasuries/governments bonds	35	—	—	35	35
Other interest-bearing securities except loans	5,155	13,642	—	18,797	19,009
Loans in the form of interest-bearing securities	3,077	58,763	—	61,840	59,633
Loans to credit institutions	—	24,892	—	24,892	24,819
Loans to the public	—	127,331	—	127,331	125,553
Total financial assets in fair value hierarchy	16,604	224,628	—	241,232	237,386

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2013
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	8,277	—	8,277	8,256
Borrowing from the public	—	59	—	59	59
Senior securities issued	—	180,972	—	180,972	179,573
Subordinated securities issued	—	1,590	—	1,590	1,607
Total financial liabilities in fair value hiearchy	—	190,898	—	190,898	189,495

Financial assets reported at fair value in fair value hierarchy

	December 31, 2014
Consolidated Group	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,458	—	—	3,458
Other interest-bearing securities except loans	1,291	113	266	1,670	1,321	55,999	—	57,320
Loans in the form of interest-bearing securities	855	503	—	1,358	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	12	12,439	3,566	16,017	—	—	—	—
Total financial assets in fair value hierarchy	2,158	13,055	3,832	19,045	4,779	55,999	—	60,778

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2014
Consolidated Group	Financial liabilities at fair value through profit or loss or
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,504	54,756	82,260
Derivatives	44	15,624	3,218	18,886
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	44	43,128	57,974	101,146

During the period January to December 2014 no assets or liabilities were transferred from level 1 to level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 8 million due to review of underlying valuation parameters.

Financial assets reported at fair value in fair value hierarchy

	December 31, 2013
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,560	—	—	4,560
Other interest-bearing securities except loans	1,924	156	262	2,342	5,318	37,482	—	42,800
Loans in the form of interest-bearing securities	833	492	—	1,325	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	10,597	3,631	14,228	—	—	—	—
Total financial assets in fair value hierarchy	2,757	11,245	3,893	17,895	9,878	37,482	—	47,360

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2013
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	25,934	55,393	81,327
Derivatives	53	13,227	3,508	16,788
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	53	39,161	58,901	98,115

During the period January to December 2013, no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest-bearing securities have been moved from level 2 to level 1 with the amount of Skr 1,749 million due to a review of the classification in connection to the implementation of IFRS 13.

Financial assets at fair value in level 3

	January 1, 2014
Consolidated Group Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains (+) and losses (-) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (-) through profit or loss
Other interest-bearing securities except loans	262	—	—	—	—	4	—	266	5
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	—
Derivatives	3,631	-20	-1,453	—	—	1,408	—	3,566	3,114
Total financial assets at fair value in level 3	3,893	-20	-1,453	—	—	1,412	—	3,832	3,119

Financial liabilities at fair value in level 3

	January 1, 2014
Consolidated Group Skr mn	January 1, 2014	Issues	Settlements & buy-backs	Transfers to level 3(2)	Transfers from level 3	Gains (-) and losses (+) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (-) and losses (+) through profit or loss
Senior securities issued	55,393	11,419	-24,316	8	—	12,252	—	54,756	3,803
Derivatives	3,508	920	-460	—	—	-750	—	3,218	-23
Total financial liabilities at fair value in level 3	58,901	12,339	-24,776	8	—	11,502	—	57,974	3,780

Financial assets at fair value in level 3

	January 1, 2013
Consolidated Group Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3	Gains (+) and losses (-) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (-) through profit or loss
Other interest-bearing securities except loans	521	—	-41	—	-191	-27	—	262	4
Loans in the form of interest-bearing securities	506	—	-505	—	—	-2	—	0	—
Derivatives	9,005	—	-2,870	300	-809	-1,995	—	3,631	3,067
Total financial assets at fair value in level 3	10,032	—	-3,416	300	-1,000	-2,024	—	3,893	3,071

Financial liabilities at fair value in level 3

	January 1, 2013
Consolidated Group Skr mn	January 1, 2013	Issues	Settlements & buy-backs	Transfers to level 3	Transfers from level 3	Gains (-) and losses (+) through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (-) and losses (+) through profit or loss
Senior securities issued	89,208	6,724	-46,426	11,753	-7,913	2,047	—	55,393	4,502
Derivatives	5,113	655	-1,115	990	-76	-2,059	—	3,508	-2,027
Total financial liabilities at fair value in level 3	94,321	7,379	-47,541	12,743	-7,989	-12	—	58,901	2,475

(1) Gains and losses through profit or loss is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of December 31, 2014 amount to Skr 0.7 billion loss (year-end 2013: Skr 0.6 billion profit) and are reported as net results of financial transactions.

(2)The transfers both to level 3 from level 2 and from level 3 to level 2 during the period January to December 2013 are due to a review of the classification in connection with the implementation of IFRS 13.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3-instruments using other reasonably possible parameter values. Option models and discounted cash flows are used to value the instruments in level 3. For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/- 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/- 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For level-3- instruments that are significantly affected by non-observable market data such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the funding spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s funding spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data. The result is consistent with SEK’s business model in which debt securities connected with derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument excluding SEK’s own credit spread is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative.

Sensitivity analysis - level 3 assets

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum other interest-bearing securities except loans	266				-1	1

Interest rate	266	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1

Sum derivatives	3,566				-165	150

Equity	372	Correlation	0.76 - (0.46)	Option Model	0	0

Interest rate	2,064	Correlation	0.11 - (0.20)	Option Model	-186	169

FX	1,120	Correlation	0.77 - (0.59)	Option Model	21	-20

Other	10	Correlation	0.87 - (0.59)	Option Model	0	1

Sum Assets	3,832				-166	151

Sensitivity analysis - level 3 liabilities

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum senior securities issued	-54,755				357	-339

Equity	-9,919	Correlation	0.76 - (0.46)	Option Model	3	-2
		Credit spreads	10BP - (10BP)	Discounted cash flow	9	-9
Interest rate	-28,214	Correlation	0.11 - (0.20)	Option Model	188	-170
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124
FX	-16,245	Correlation	0.77 - (0.59)	Option Model	-63	63
		Credit spreads	10BP - (10BP)	Discounted cash flow	84	-84
Other	-377	Correlation	0.87 - (0.59)	Option Model	0	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12

Sum derivatives	-3,219				31	-35

Equity	-1,201	Correlation	0.76 - (0.46)	Option Model	-2	1

Interest rate	-3	Correlation	0.11 - (0.20)	Option Model	-6	5

FX	-1,892	Correlation	0.77 - (0.59)	Option Model	39	-41

Other	-123	Correlation	0.87 - (0.59)	Option Model	0	0

Sum Liabilities	-57,974				388	-374

Total effect on profit or loss(2)					222	-223

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a consistent shift in interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship, the maximum correlation in the range of unobservable inputs can thus be from 1 to -1.

(2) Of the total impact on profit or loss the sensitivity effect from SEK’s own credit spread was Skr 228 million at maximum scanario and Skr -228 million at minimal scenario.

Sensitivity analysis - level 3 assets

	December 31, 2013
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum other interest-bearing securities except loans	262				-1	1

Interest rate	262	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1

Sum derivatives	3,630				-10	10

Equity	1,276	Correlation	0.95 - (0.48)	Option Model	-3	3

Interest rate	855	Correlation	0.26 - (0.09)	Option Model	-55	51

FX	1,486	Correlation	0.95 - (0.80)	Option Model	45	-41

Other	13	Correlation	0.95 - (0.34)	Option Model	3	-3

Sum Assets	3,892				-11	11

Sensitivity analysis - level 3 liabilities

	December 31, 2013
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum senior securities issued	-55,393				264	-277

Equity	-16,924	Correlation	0.95 - (0.48)	Option Model	4	-4
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12
Interest rate	-15,700	Correlation	0.26 - (0.09)	Option Model	262	-263
		Credit spreads	10BP - (10BP)	Discounted cash flow	18	-18
FX	-21,105	Correlation	0.95 - (0.80)	Option Model	-157	145
		Credit spreads	10BP - (10BP)	Discounted cash flow	114	-114
Other	-1,664	Correlation	0.95 - (0.34)	Option Model	-4	4
		Credit spreads	10BP - (10BP)	Discounted cash flow	15	-15

Sum derivatives	-3,509				-103	108

Equity	-797	Correlation	0.95 - (0.48)	Option Model	-2	1

Interest rate	-1,050	Correlation	0.26 - (0.09)	Option Model	-207	209

FX	-1,591	Correlation	0.95 - (0.80)	Option Model	106	-101

Other	-71	Correlation	0.95 - (0.34)	Option Model	0	-1

Sum Liabilities	-58,902				162	-170

Total effect on profit or loss(2)					151	-159

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a consistent shift in interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship, the maximum correlation in the range of unobservable inputs can thus be from 1 to -1.

(2) Of the total impact on profit or loss the sensitivity effect from SEK’s own credit spread was Skr 159 million at maximum scanario and Skr -159 million at minimal scenario.

Note 14. Derivatives

Consolidated Group	December 31, 2014			December 31, 2013
Derivatives by categories	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	6,421	7,730	204,820	3,030	8,289	209,376
Currency-related contracts	8,759	9,349	151,933	8,972	7,425	172,712
Equity-related contracts	819	1,416	15,453	2,160	899	21,195
Contracts related to commodities, credit risk, etc.	18	391	3,674	66	175	4,573
Total derivatives	16,017	18,886	375,880	14,228	16,788	407,856

Consolidated Group	December 31, 2014			December 31, 2013
of which derivatives used for economic hedges,
accounted for as held-for-trading under IAS39	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	3,834	5,295	88,546	1,034	6,117	86,579
Currency-related contracts	4,371	6,218	98,075	2,713	5,127	111,597
Equity-related contracts	819	1,416	15,453	2,160	899	21,195
Contracts related to commodities, credit risk, etc.	18	390	3,674	66	175	4,573
Total derivatives	9,042	13,319	205,748	5,973	12,318	223,944

Consolidated Group	December 31, 2014			December 31, 2013
of which derivatives used for hedge
accounting (1)	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	2,587	2,436	116,274	1,996	2,172	122,797
Currency-related contracts	4,388	3,131	53,858	6,259	2,298	61,115
Equity-related contracts	—	—	—	—	—	—
Contracts related to commodities, credit risk, etc.	—	—	—	—	—	—
Total derivatives	6,975	5,567	170,132	8,255	4,470	183,912

(1) Of which cash flow hedges	—	—	—	441	154	13,700
(1) Of which fair-value hedges	6,975	5,567	170,132	7,814	4,316	170,212

Consolidated Group	December 31, 2013
Derivatives used as cash flow hedges		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	46	44	200	404	0
Cash outflows (liabilities)	0	-9	47	-53	-164
Net cash inflow	46	35	247	351	-164

Consolidated Group	December 31, 2014
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	81	510	2,231	4,183	1,003
Cash outflows (liabilities)	-85	-203	-574	-1,806	-1,146
Net cash inflow	-4	307	1,657	2,377	-143

Consolidated Group	December 31, 2013
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	64	495	3,053	4,662	1,731
Cash outflows (liabilities)	-65	-153	-388	-2,088	-954
Net cash inflow	-1	342	2,665	2,574	777

Cash flow hedges reclassified to profit or loss during the year
Skr mn	2014	2013
Interest income	294	279
Interest expense	—	—
Total	294	279

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

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2014, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 4,854 million (year-end 2013: Skr 7,873 million).

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	December 31, 2014	December 31, 2013
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	16,017	14,228
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	16,017	14,228
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,585	-8,404
Cash collateral received	-6,762	-5,191
Net amount	670	633

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	December 31, 2014	December 31, 2013
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	18,886	16,788
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	18,886	16,788
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,585	-8,404
Cash collateral paid	-7,125	-5,372
Net amount	3,176	3,012

Note 15. Shares

Venantius AB is domiciled in Stockholm, Sweden, and is wholly owned by AB Svensk Exportkredit. The net profit for the year after taxes amounted to Skr 2 million (2013: Skr 8 million).

	December 31, 2014		December 31, 2013
Shares in subsidiaries	Book	Number of	Book	Number of
Skr mn	value	shares	value	shares
Venantius AB (reg no 556449-5116)	17	5,000,500	55	5,000,500
AB SEK Securities (reg no 556608-8885)	—	—	10	100,000
Total	17		65

Note 16. Other assets

	Consolidated Group
	December 31,	December 31,
Skr mn	2014	2013
Realized claim against the State	12	11
Unrealized claim against the State for revaluation of derivatives of the S-system	1,153	942
Current tax claim	2	20
Receivables for trade that has not settled	658	—
Other	228	66
Total	2,053	1,039

Note 17. Prepaid expenses and accrued revenues

	Consolidated Group
Skr mn	December 31, 2014	December 31, 2013
Interest revenues accrued	2,057	2,693
Prepaid expenses and other accrued revenues	33	31
Total	2,090	2,724

Note 18. Debt

DEBT AS PER CATEGORIES

	Consolidated Group
	December 31, 2014
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	80,675	—	80,675
Interest rate related contracts	169,081	8,353	160,728
Equity related contracts	15,326	—	15,326
Contracts related to raw materials, credit risk etc	17,110	—	17,110
Total debt outstanding	282,192	8,353	273,839

Of which denominated in:
Swedish Kronor	5,358
Other currencies	276,834

	Consolidated Group
	December 31, 2013
Skr mn	Total	Total debt excluding senior securities issued	Total senior securities issued

Exchange rate related contracts	78,185	—	78,185
Interest rate related contracts	160,455	8,315	152,140
Equity related contracts	20,306	—	20,306
Contracts related to raw materials, credit risk etc	10,269	—	10,269
Total debt outstanding	269,215	8,315	260,900

Of which denominated in:
Swedish Kronor	7,400
Other currencies	261,816

Contracts have been categorized based on the contracts’ main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following major funding programs in place:

Skr mn	Value outstanding (1)
Funding programs	December 31, 2014	December 31, 2013
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	150,558	150,177
Unlimited SEC-registered U.S. Medium-Term Note Programme	98,252	93,230
Unlimited Swedish Medium-Term Note Programme	319	390
Skr 8,000,000,000 Swedish Medium-Term Note Programme	1,340	2,793
Unlimited MTN/STN AUD Debt Issuance Programme	1,425	35
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Programme	4,761	—
USD 4,000,000,000 Euro-Commercial Paper Programme	5,388	—

(1) Amortized cost excluding fair value adjustments.

Note 19. Other liabilities

	Consolidated Group
	December 31,	December 31,
Skr mn	2014	2013
Current tax liability	—	—
Liabilities related to assets acquired though not yet delivered and paid for and repurchased securities issued	2,672	16
Other	382	770
Total	3,054	786

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2014	2013
Interest expenses accrued	1,867	2,280
Other accrued expenses and prepaid revenues	147	153
Total	2,014	2,433

Note 21. Provisions

	Consolidated Group
	December 31,	December 31,
Skr mn	2014	2013
Pension liabilities (see Note 5)	66	26
Long term employee benefit	21	16
Termination reserve	10	10
Total	97	52

Note 22. Subordinated debt securities

	Consolidated Group
	December 31,	December 31,
Skr mn	2014	2013
Fixed Rate Resettable Dated Subordinated Instruments(1)	1,945	1,607
Total subordinated debt outstanding	1,945	1,607

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	1,945	1,607

(1) Nominal value USD 250 million fixed rate resettable dated subordinated instruments (ISIN XS0992306810) due November 14, 2023 (the dated subordinated  instruments) were issued  by SEK, 556084-0315, under the regulatory framework in effect on November 14th, 2013 (the issue date) at a price of  99.456 percent of aggregate nominal amount.

English law applies to the dated subordinated instruments.

SEK’s dated subordinated instruments will bear interest (i) from (and including) the issue date, to (but excluding) November 14, 2018 (the optional redemption date (call)) at the rate of 2.875 percent per annum payable semi-annually in arrears on May 14 and November 14 in each year commencing on May 14, 2014 and ending on November 14, 2018 and (ii) from (and including) the optional redemption date (call) to (but excluding) November 14, 2023 (the maturity date) at a rate of 1.45 percent per annum above the applicable swap rate for USD swap transactions with a maturity of five years determined in accordance with market convention and payable semi-annually in arrears on May 14 and November 14 in each year commencing on May 14, 2019 and ending on the maturity date.

Unless previously redeemed or purchased and cancelled, SEK’s dated subordinated instruments will be redeemed at their principal amount on the maturity date. Subject to certain conditions as provided in the applicable terms and conditions, the dated subordinated instruments may be redeemed at the option of SEK in whole, but not in part, (i) on the optional redemption date (call), (ii) at any time for certain withholding tax reasons or (iii) at any time upon the occurrence of a capital event (as defined in the applicable terms and conditions), in each case at their principal amount together with interest accrued to (but excluding) the date of redemption. Redemption is subject to the prior consent of the Swedish Financial Supervisory Authority.

The accrued interest related to the subordinated debt, at year-end Skr 7 million (year-end 2013: Skr 6 million), has been included in the item “Accrued expenses and prepaid revenues”.

Subordinated debt means debt for which, in the event of the obligor being declared bankrupt, the holder would be repaid after other creditors, but before shareholders.

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2014	December 31, 2013
Share capital	3,990	3,990
Reserves
Hedge reserve	398	152
Fair value reserve	5	-16
Retained earnings	11,764	10,864

Total Equity	16,157	14,990

The total number of shares is 3,990,000 with a quoted value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after-tax.

The fair value reserve is displayed as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. In the cases in which an asset available for sale is included in a hedge relationship, the reserve includes the difference between the fair value and the amortized cost value revalued at fair value with regard to the risk being hedged. The difference normally consists of the cumulative change in the credit spread. The fair value reserve is displayed after-tax. After reclassification as of July 1, 2008, the fair value reserves are amortized over the remaining life of these reclassified assets. From 2009 new assets in the category available-for-sale have been acquired. Of the reserve represented interest-bearing securities with positive changes in fair value amounted to Skr 16 million (year-end 2013: Skr 17 million) , Skr -13 million, (year-end 2013: Skr -26 million) represented interest-bearing securities with negative changes in fair value and Skr 0 million (year-end 2013: Skr -7 million) remained from the reclassification in 2008.

The entire equity is attributable to the shareholder of the Parent Company.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital for the Consolidated Group at year-end amounted to Skr 6,746 million (year-end 2013: Skr 6,469 million) and distributable capital amounted to Skr 9,411 million (year-end 2013: Skr 8,521 million).

For information on the objectives, policies and processes for managing capital, see Note 31.

Note 24. Contingent liabilities, contingent assets and commitments

Lehman Brothers Finance AG

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court.

In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected the result positively by Skr 317 million.

As a result of the settlement, some additional, non-material distributions from other entities within the former Lehman Brothers group may be received in the future.

Note 25.  S-system

SEK administers, for a compensation of 0.25 percent on outstanding loans, the Swedish State’s export credit support system, and the State’s related aid credit program (together the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d). The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 117 million for the period (2013: Skr 105 million; 2012: Skr 89 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position. SEK receives a risk commission from the S-system. When SEK acts as agent, SEK receives an agent commission from the S-system. Contracted but not yet disbursed loans and binding offers in the S-system can include options with respect to a fixed rate. Any costs incurred as a result of such options are reimbursed by the State . CIRR  loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2014 amounted to Skr 53 million (2013: Skr 209 million; 2012: Skr 83 million), of which the net result for the CIRR loans represented Skr 100 million (2013: Skr 254 million; 2012: Skr 128 million).

Statement of comprehensive income for the S-system

Skr mn	2014	2013	2012
Interest revenues	1,112	1,119	1,083
Interest expenses	-972	-903	-914
Net interest revenues	140	216	169
Interest compensation	32	95	1
Remuneration to SEK	-117	-105	-89
Foreign exchange effects	-2	3	2
Reimbursement to (-) / from (+) the State	-53	-209	-83
Net result	0	0	0

Statement of financial position for the S-system (included in SEK’s statements of financial position)

Skr mn	December 31, 2014	December 31, 2013
Cash and cash equivalents	25	231
Loans	48,298	43,248
Derivatives	75	119
Other assets	1,211	1,004
Prepaid expenses and accrued revenues	302	247
Total assets	49,911	44,849

Liabilities	48,271	43,455
Derivatives	1,230	1,065
Accrued expenses and prepaid revenues	410	329
Equity	—	—
Total liabilities and equity	49,911	44,849

Commitments
Committed undisbursed loans	7,528	8,537
Binding offers	49,833	31,002

Results under the S-System by type of loan

	CIRR loans			Concessionary loans
Skr mn	2014	2013	2012	2014	2013	2012
Net interest revenues	185	259	213	-45	-43	-43
Interest compensation	32	95	1	—	—	—
Remuneration to SEK	-115	-103	-87	-2	-2	-2
Foreign exchange effects	-2	3	2	—	—	—
Total	100	254	129	-47	-45	-45

Note 26. Segment Reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding net results of financial transactions. The performance measure has changed as of January 1, 2014, and comparative figures for 2013 and 2012 are now presented on the basis of the new measurement. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

	2014
Consolidated Statement of Comprehensive Income	Corporate	End-customer	Reconciliation with the Consolidated Statement of Comprehensive
Skr mn	lending	finance	Income	Total
Net interest revenues and net commissions	1,023	549	—	1,572
Other operating income	—	—	—	—
Operating expenses	-203	-319	—	-522
Net credit losses	9	64	—	73
Operating profit excl. net results of financial transactions	829	294	—	1,123
Net results of financial transactions	—	—	506	506
Operating profit	829	294	506	1,629

	2013
Consolidated Statement of Comprehensive Income	Corporate	End-customer	Reconciliation with the Consolidated Statement of Comprehensive
Skr mn	lending	finance	Income	Total
Net interest revenues and net commissions	965	585	—	1,550
Other operating income	—	—	—	—
Operating expenses	-197	-314	—	-511
Net credit losses	-3	-36	—	-39
Operating profit excl. net results of financial transactions	765	235	—	1,000
Net results of financial transactions	—	—	408	408
Operating profit	765	235	408	1,408

	2012
Consolidated Statement of Comprehensive Income	Corporate	End-customer	Reconciliation with the Consolidated Statement of Comprehensive
Skr mn	lending	finance	Income	Total
Net interest revenues and net commissions	1,099	781	—	1,880
Other operating income	—	—	20	20
Operating expenses	-220	-325	—	-545
Net credit losses	-13	-10	—	-23
Operating profit excl. net results of financial transactions	866	446	20	1,332
Net results of financial transactions	—	—	-508	-508
Operating profit	866	446	-488	824

	December 31, 2014			December 31, 2013
Interest-bearing assets and Committed undisbursed loans	Corporate	End-customer	Sum of	Corporate	End-customer	Sum of
Skr bn	lending	finance	segments	lending	finance	segments

Interest-bearing assets	117.1	180.6	297.7	121.6	158.6	280.2
Committed undisbursed loan	0.4	15.6	16.0	2.0	18.5	20.5

Reconciliation between sum of segments and Consolidated Statement of Financial Position
Skr bn	December 31, 2014	December 31, 2013
Sum of segments	297.7	280.2
Cash and cash equivalents	7.1	8.3
Derivatives	16.0	14.2
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	2.1	1.0
Prepaid expenses and accrued revenues	2.1	2.7
Total	325.2	306.6
Consolidated statement of financial position	325.2	306.6

	2014			2013			2012
Income geographical areas Skr mn	Interest-revenues	Commissions earned	Total	Interest- revenues	Commissions earned	Total	Interest- revenues	Commissions earned	Total
Sweden	2,039	4	2,043	2,428	8	2,436	3,463	2	3,465
Europe except Sweden	824	0	824	802	1	803	887	9	896
Countries outside of Europe	911	0	911	928	0	928	1,057	0	1,057
Total	3,774	4	3,778	4,158	9	4,167	5,407	11	5,418

Note 27. Capital Adequacy

The total capital ratio of SEK as a consolidated group(1), calculated according to (CRR)(2) which came into effect on January 1, 2014, was 19.2 percent as of December 31, 2014  (year-end 2013: 21.8 percent). As of December 31, 2014, the transitional rules related to Basel I (see below) do not require an increase in the capital requirement (year-end 2013: no increase). As a result of regulatory changes introduced by CRR, the risk exposure amount for financial institutions has increased. In addition, credit valuation adjustment risk needs to be calculated for all OTC derivative contracts in accordance with CRR. The comparative figures as of December 31, 2013 set forth below are presented in accordance with Basel II, Pillar 1, which was the relevant standard at the time.

(1) In this note the term “Consolidated group” corresponds to “the consolidated situation”, as defined by CRR. See Note 1(b) for details.

(2) Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR).

	Consolidated Group
Own funds - Adjusting items Skr mn	December 31, 2014	December 31, 2013
Share capital	3,990	3,990
Retained earnings	10,522	9,759
Accumulated other comprehensive income and other reserves	385	151
Profit net of any foreseeable charge or dividend	882	763
Common Equity Tier 1 (CET1) capital before regulatory adjustments(1)	15,779	14,663
Additional value adjustments due to prudent valuation(2)	-560	-19
Intangible assets	-135	-119
Fair value reserves related to gains or losses on cash flow hedges	-386	-152
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	366	251
Exposure amount of securitization positions which qualify for a risk-weight of 1,250% (3)	-216	—
Regulatory adjustments relating to unrealized gains pursuant to Article 468 CRR	-62	16
Total regulatory adjustments	-993	-23
Total Common Equity Tier-1 capital	14,786	14,640
Additional Tier 1 capital	—	—
Total Tier-1 capital	14,786	14,640
Tier 2-eligible subordinated debt	1,953	1,627
Credit risk adjustments(4)	51	65
Total Tier 2 capital(5)	2,004	1,692
Total Own funds	16,790	16,332

(1) For a detailed description of the instruments constituting equity, see Note 23.

(2) The method for calculating the adjustments due to prudent valuation has changed as of December 31, 2014, and the calculation henceforth is in accordance with the CRR and by means of the core approach of the EBA proposed Regulatory Technical Standards on prudent valuation (EBA/RTS/2014/06/rev1).

(3) In accordance with CRR securitized assets with a risk weight of 1250 percent are deducted from own funds, as an alternative to calculating risk exposure amounts for those assets. This alternative has been applied since March 31, 2014, and the deducted amount is the net book value for such assets.

(4) Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds.The gross deduction is decreased by impairments related to exposures for which expected loss is calculated. Excess amounts of such impairments will increase own funds.This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of December 31, 2014, the limitation rule had no effect (year-end 2013: no effect).

(5) For a detailed description of the instruments constituting Tier 2-eligible subordinated debt, see Note 22.

	Consolidated Group
	December 31, 2014			December 31, 2013
Capital Requirements in Accordance with Pillar 1 Skr mn	EAD(1)	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments(2)	158,666	736	59	150,373	1,016	82
Regional governments	20,891	—	—	19,816	—	—
Multilateral development banks	319	—	—	723	—	—
Corporates	1,207	1,207	96	628	628	50
Household exposures	—	—	—	1	1	0
Total credit risk standardized method	181,083	1,943	155	171,541	1,645	132
Credit risk IRB method
Financial institutions(3),(4)	67,293	24,186	1,935	67,352	17,305	1,384
Corporates(5)	79,344	49,042	3,923	71,227	42,054	3,364
Securitization positions	6,308	3,643	291	7,804	8,744	700
Assets without counterparty	134	134	11	150	150	12
Total credit risk IRB method	153,079	77,005	6,160	146,533	68,253	5,460
Credit valuation adjustment risk	N.A.	3,339	267	N.A.	N.A.	N.A.
Foreign exchange risks	N.A.	1,530	123	N.A.	1,404	112
Commodities risk	N.A.	27	2	N.A.	67	5
Operational risk	N.A.	3,473	278	N.A.	3,660	293
Total	334,162	87,317	6,985	318,074	75,029	6,002

Adjustment according to transitional rules(6)	N.A.	—	—	N.A.	—	—
Total incl. transitional rules	334,162	87,317	6,985	318,074	75,029	6,002

Total Basel I	N.A.	99,973	7,998	N.A.	90,629	7,250

(1)Exposure at default (EAD) shows the size of the outstanding exposure at default.
(2)In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.
(3)Of which counterparty risk in derivatives: EAD Skr 5,699 million (year-end 2013: Skr 5,656 million), Risk exposure amount of Skr 2,844 million (year-end 2013: Skr 2,098 million) and Required capital of Skr 228 million (year-end 2013: Skr 168 million).

(4)The risk exposure amount for financial institutions has increased due to an increase by 25 percent of the correlation in the formula for calculating the risk exposure amount, for all exposures to large financial sector entities and non-regulated financial institutions, all in accordance with CRR.

(5) Of which related to specialized lending: EAD Skr 2,834 million (year-end 2013: Skr 2,701 million), risk exposure amount Skr 1,984 million (year-end 2013: Skr 2,335 million) and required capital Skr 159 million (year-end 2013: Skr 187 million).

(6) Relates to the so-called Basel I-floor. The item “Adjustment according to transitional rules” are those additional requirements that results in a “Total incl. transitional rules” that is at least 80 per cent of “Total Basel I”.

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cancellation of payments by a counterparty (PD) for the exposure classes where PD is estimated internally. Average PD is calculated without consideration of PD floor. As a result of regulatory changes introduced by CRR, the average risk weight for financial institutions has increased.

	December 31, 2014					December 31, 2013
Consolidated Group Skr mn	AAA 0,02%	AA+ to A- 0,02 - 0,15%	BBB+ to BBB- 0,21 - 0,44%	BB+ to B-0,79- 10,05%	CCC to D 28,98- 100%	AAA 0,02%	AA+ to A- 0,02 - 0,15%	BBB+ to BBB- 0,21 - 0,44%	BB+to B-0,79- 10,05%	CCC to D 28,98 - 100%
Financial institutions
EAD	—	62,101	4,964	228	—	—	64,017	3,334	1	—
Average PD in %	—	0.09	0.33	0.79	—	—	0.09	0.28	0.79	—
Average LGD in %	—	42.3	45.0	45.0	—	—	41.9	45.0	45.0	—
Average risk weight in %	—	32.5	75.3	115.2	—	—	24.3	52.9	89.4	—
Corporates
EAD	862	20,810	35,200	19,588	50	888	22,408	32,789	14,921	222
Average PD in %	0.02	0.12	0.31	1.06	28.98	0.02	0.11	0.31	1.08	33.28
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	15.3	34.5	58.1	97.9	263.7	15.3	33.6	58.3	98.9	238.8

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has, however exempted SEK, until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

When the CRR entered into effect a capital requirement for credit valuation adjustment risk was introduced, which is calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement in accordance with the standardized method.

Foreign exchange risks

Foreign exchange risk is calculated according to the standardised approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardised approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Applicable regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. SEK is applying the Standardized Approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. These transitional rules do not require an increase in the capital requirement as of December 31, 2014. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital Adequacy Analysis (Pillar 1)

	Consolidated Group
	December 31, 2014	December 31, 2013
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	16.9%	19.5%
Tier 1 capital ratio	16.9%	19.5%
Total capital ratio	19.2%	21.8%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	7.0%	N.A.
of which Capital conservation buffer	2.5%	N.A.
of which Countercyclical buffer	—	N.A.
of which Systemic risk buffer	—	N.A.
Common Equity Tier 1 capital available to meet institution specific requirement(3)	15.4%	N.A.
Total capital ratio according to transitional rules(4)	19.2%	21.8%

(1)Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5, 6.0 and 8.0 percent for Common Equity Tier 1 capital and total Own Funds respectively.

(2)Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3)Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4)Refers to the so called Basel I floor. The minimum requirement is 8.0 percent.

According to the Swedish law (SFS 2014:966) on capital buffers of August 2, 2014, SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. The regulations on systemically important institutions will however not come into force until January 1, 2016, and SEK is not expected to be subject to those requirements. There are neither any countercyclical buffer nor any systemic risk buffer applicable for SEK that are active at the moment. According to a decision from the Swedish Financial Services Authority a countercyclical buffer rate of 1.0 percent shall apply to exposures located in Sweden as of September 13, 2015. As of December 31, 2014 the capital requirement related to relevant exposures in Sweden is 61 percent of the total relevant capital requirement regardless of location. Hence, if the Swedish countercyclical buffer rate would have been applied, the additional buffer requirement would be 0.6 percentage points. Buffer rates activated in other countries may have an effect on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited.

Note 28. Risk information

For further risk information, see Note 31.

The table of credit quality as per category in the statement of financial position and the table illustrating the link between statement of financial position categories and exposures according to CRR (12/2013 according to Basel II) contain book values. Other tables show nominal values, in accordance with internal risk monitoring.

Credit risk

The table below shows the maximum exposure to credit risk. The amounts are nominal values except for derivatives which are reported at booked values.

	December 31, 2014
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	7,099
Treasuries/government bonds	—	3,454	—
Other interest-bearing securities except loans	1,521	57,093	7,632
Loans in the form of interest-bearing securities	1,289	—	51,085
Loans to credit institutions	—	—	26,895
Loans to the public	—	—	162,892
Derivatives	16,017	—	—
Total financial assets	18,827	60,547	255,603

	December 31, 2013
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	8,337
Treasuries/government bonds	—	4,534	36
Other interest-bearing securities except loans	2,190	42,598	19,482
Loans in the form of interest-bearing securities	1,212	—	59,249
Loans to credit institutions	—	—	25,627
Loans to the public	—	—	144,657
Derivatives	14,228	—	—
Total financial assets	17,630	47,132	257,388

Maximum exposure to credit risk for “Loans to credit institutions” and “Loans to the public” includes undisbursed loans at year-end, entered at nominal value.

The table below displays the credit quality after risk mitigation (net) as per category in the statement of financial position. The amounts are book values.  SEK uses guarantees, credit default swaps and insurance as credit risk protection, see also Note 31.

Consolidated Group	December 31, 2014
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	7,099	6,250	849	—	—	—
Treasuries/government bonds	3,458	2,267	1,191	—	—	—
Other interest-bearing securities except loans	66,398	17,328	46,711	1,453	873	33
Loans in the form of interest-bearing securities	53,140	9,572	15,086	22,744	5,738	—
Loans to credit institutions	25,510	9,981	8,276	7,025	228	—
Loans to the public	149,240	84,924	34,494	16,442	13,355	25
Derivatives	16,017	—	13,135	2,883	—	—
Total financial assets	320,862	130,322	119,742	50,547	20,194	58
Committed undisbursed loans	16,028	12,863	1,783	588	794	—

	December 31, 2013
Consolidated Group
Skr mn	Book value	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Cash and cash equivalents	8,337	4,670	3,667	—	—	—
Treasuries/government bonds	4,595	3,838	721	36	—	—
Other interest-bearing securities except loans	64,151	5,954	55,369	1,905	829	94
Loans in the form of interest-bearing securities	60,958	16,301	19,016	19,361	6,279	—
Loans to credit institutions	24,819	2,936	18,403	3,479	1	—
Loans to the public	125,553	78,202	24,338	14,088	8,787	139
Derivatives	14,228	—	12,660	1,568	—	—
Total financial assets	302,641	111,901	134,174	40,437	15,896	233
Committed undisbursed loans	20,480	6,386	7,702	906	5,483	3

The credit quality of financial assets is evaluated by use of internal or external rating.

The table below illustrates the link between the statement of financial position categories and net exposures according to CRR (December, 2013 is in accordance with Basel II).

	December 31, 2014
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	3.5	—	123.0	64.4	190.9	Central governments
Other interest-bearing securities except loans	66.4	-0.2	-45.3	—	20.9	Regional governments
Loans in the form of interest-bearing securities	53.1	-0.7	-52.1	—	0.3	Multilateral development banks
Loans to credit institutions including cash and cash equivalents(1)	32.6	-9.0	37.4	6.5	67.5	Financial institutions
Loans to the public	149.2	-1.6	-147.6	—	—
	—	—	82.8	1.6	84.4	Corporates
Derivatives	16.0	-7.2	-8.8	—	—
	—	—	6.3	—	6.3	Securitization positions
Total financial assets	320.8	-18.7	-4.3	72.5	370.3

	December 31, 2013
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Adjustment to exposure class	Amendment for undisbursed loans and counterparty exposure	Exposure	Exposure class
Treasuries/government bonds	4.6	—	117.2	53.1	174.9	Central governments
Other interest-bearing securities except loans	64.2	0.1	-44.5	—	19.8	Regional governments
Loans in the form of interest-bearing securities	61.0	-0.5	-59.9	0.2	0.8	Multilateral development banks
Loans to credit institutions including cash and cash equivalents(1)	33.1	-14.4	42.4	6.4	67.5	Financial institutions
Loans to the public	125.6	-0.4	-125.2	—	—
	—	—	71.8	1.5	73.3	Corporates
Derivatives	14.2	-7.9	-6.3	—	—
	—	—	7.8	—	7.8	Securitization positions
Total financial assets	302.7	-23.1	3.3	61.2	344.1

(1) Skr 9.7 billion (2013: Skr 6.9 billion) of the book value for Loans to credit institutions is cash collateral provided by SEK.

Reduction in derivative exposures from applying netting under current ISDA Master Agreements according to CRR (12/2013 according to Basel II) regulations regarding counterparty risk in derivative transactions amounts to Skr  7.2 billion (2013: Skr 7.9 billion). For further information regarding counterparty risk in derivative transactions under CRR, see Note 31.

Total credit exposures Consolidated Group

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to CRR (12/2013 according to Basel II) are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values. The credit exposures by region have changed according to the internal region and the comparative figures have been updated accordingly. In tables showing the geographic distribution of exposures, North America excludes Central America.

Total net exposures

	Total				Loans and interest-bearing securities				Undisbursed loans, derivatives, etc
Skr bn	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	190.9	51.6	174.9	50.8	126.5	42.5	121.8	43.1	64.4	88.8	53.1	86.7
Regional governments	20.9	5.6	19.8	5.8	20.9	7.0	19.8	7.0	—	—	—	—
Multilateral development banks	0.3	0.1	0.8	0.2	0.3	0.1	0.6	0.2	—	—	0.2	0.3
Financial institutions	67.5	18.2	67.5	19.6	61.0	20.5	61.1	21.6	6.5	9.0	6.4	10.5
Corporates	84.4	22.8	73.3	21.3	82.8	27.8	71.8	25.4	1.6	2.2	1.5	2.5
Securitization positions	6.3	1.7	7.8	2.3	6.3	2.1	7.8	2.7	—	—	—	—
Total	370.3	100.0	344.1	100.0	297.8	100.0	282.9	100.0	72.5	100.0	61.2	100.0

Credit exposures allocation between IRB-approach and the standardized approach

	December 31, 2014		December 31, 2013
Skr bn	Net exposures	Share	Net exposures	Share
Standardized approach
Central governments	190.9	51.6	174.9	50.8
Regional governments	20.9	5.6	19.8	5.8
Multilateral development banks	0.3	0.1	0.8	0.2
Corporates	1.2	0.3	0.7	0.2
Sum Standardized approach	213.3	57.6	196.2	57.0
IRB method
Financial institutions	67.5	18.2	67.5	19.6
Corporates	83.2	22.5	72.6	21.1
Securitization positions	6.3	1.7	7.8	2.3
Sum IRB method	157.0	42.4	147.9	43.0
Total	370.3	100.0	344.1	100.0

Credit exposures by region and exposure class

Gross exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	8.4	—	0.4	—	43.0	7.9	4.8	0.0	66.7
Regional governments	0.7	—	—	—	—	—	11.8	0.5	—	13.0
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.5	3.6	0.2	12.5	4.0	2.0	14.2	23.5	0.4	61.9
Corporates	17.6	22.5	14.0	27.0	0.5	12.1	70.2	45.2	12.9	222.0
Securitization positions	—	—	—	1.1	1.2	—	—	4.1	—	6.4
Total	22.0	34.5	14.2	41.0	5.7	57.1	104.1	78.4	13.3	370.3

Gross exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	1.5	6.4	—	—	—	30.1	8.5	2.5	0.0	49.0
Regional governments	0.6	—	—	—	—	—	10.1	2.5	—	13.2
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Financial institutions	0.9	0.8	2.7	5.2	3.8	0.2	19.2	25.6	0.4	58.8
Corporates	13.4	24.4	7.7	23.0	0.6	12.9	75.6	44.4	13.2	215.2
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	16.4	31.6	10.4	30.0	6.1	43.2	113.4	79.4	13.6	344.1

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.2	80.7	3.5	370.3

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	0.8	—	4.5	—	—	145.2	21.9	2.5	174.9
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Credit exposures to European Countries by exposure class and risk mitigation method

In light of the ongoing European sovereign debt crisis, the tables below aim to describe SEK’s exposures to European countries. The first column of the risk mitigation tables shows gross exposures, i.e. exposures excluding guarantees and credit risk derivatives, for respective countries. The next two columns show outgoing risk mitigation, in the form of guarantees and credit risk derivatives. Outgoing risk mitigation results in a decrease in the exposure in the respective country as the original gross exposure is transferred to another country by means of risk mitigation. Additional risk mitigation means that an exposure, in the form of guarantees and credit risk derivatives, increases in the respective country as a result of including credit protection that is not reflected in the gross exposure. Additional risk mitigation results in increased exposure to the respective country. Figures in the column for net exposures, i.e. exposures after including guarantees and credit risk derivatives, are the sum of gross exposure, outgoing risk mitigation and additional risk mitigation, for the respective country. The term “sovereign” consists of central governments, government export credit agencies , regional governments and multilateral development banks. The term “non-sovereign” consists of financial institutions, corporates and securitization positions.

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2014

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	1.8	—	1.8
Non-sovereign	11.8	-2.9	-0.3	1.6	1.5	11.7
France
Sovereign	1.2	—	—	11.5	—	12.7
Non-sovereign	6.0	-4.4	—	2.2	2.2	6.0
Germany
Sovereign	2.4	—	—	4.0	—	6.4
Non-sovereign	1.0	—	—	1.3	1.0	3.3
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	9.7	-2.5	-0.3	0.2	—	7.1
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	4.3	-1.3	—	—	—	3.0
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	14.4	-12.5	—	0.2	—	2.1
Poland
Sovereign	—	—	—	2.7	—	2.7
Non-sovereign	2.7	-2.7	—	—	—	0.0
Switzerland
Sovereign	—	—	—	—	—	—
Non-sovereign	2.1	-0.3	—	0.6	—	2.4
Italy
Sovereign	—	—	—	0.4	—	0.4
Non-sovereign	1.4	-1.4	—	—	—	0.0
Portugal
Sovereign	—	—	—	0.2	—	0.2
Non-sovereign	0.4	-0.2	—	—	—	0.2
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	9.6	-9.5	—	—	0.0	0.1
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	0.1	-0.1	—	—	—	—
Austria
Sovereign	—	—	—	—	—	0.0
Non-sovereign	1.3	0.0	—	0.1	—	1.4
Luxembourg
Sovereign	1.3	—	—	0.0	—	1.3
Non-sovereign	1.9	-1.9	—	—	—	0.0
Latvia
Sovereign	—	—	—	—	—	—
Non-sovereign	0.6	—	—	—	—	0.6
Cyprus
Sovereign	—	—	—	—	—	—
Non-sovereign	0.4	-0.4	—	—	—	0.0
Ukraine
Sovereign	—	—	—	—	—	—
Non-sovereign	0.1	-0.1	—	—	—	0.0
Other countries
Sovereign	0.0	0.0	—	—	—	0.0
Non-sovereign	0.5	-0.1	—	0.0	—	0.4
Total	73.2	-40.3	-0.6	26.8	4.7	63.8

Gross and net exposures European countries, excluding Nordic countries by risk mitigation method, as of December 31, 2013

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
United Kingdom
Sovereign	—	—	—	2.2	—	2.2
Non-sovereign	10.9	-2.9	-0.6	1.2	2.4	11.0
France
Sovereign	0.7	—	—	9.3	—	10.0
Non-sovereign	4.2	-1.8	—	0.9	2.9	6.2
Germany
Sovereign	1.2	—	—	4.4	—	5.6
Non-sovereign	0.6	0.0	—	1.5	0.9	3.0
The Netherlands
Sovereign	—	—	—	—	—	—
Non-sovereign	12.2	-3.2	-0.3	0.2	—	8.9
Ireland
Sovereign	—	—	—	—	—	—
Non-sovereign	4.5	-1.6	—	—	—	2.9
Spain
Sovereign	—	—	—	—	—	—
Non-sovereign	14.6	-12.4	—	0.0	—	2.2
Poland
Sovereign	—	—	—	2.5	—	2.5
Non-sovereign	2.5	-2.5	—	—	—	—
Switzerland
Sovereign	—	—	—	—	—	—
Non-sovereign	1.4	-0.3	—	0.6	—	1.7
Italy
Sovereign	—	—	—	0.5	—	0.5
Non-sovereign	2.2	-2.2	—	—	—	0.0
Portugal
Sovereign	—	—	—	0.3	—	0.3
Non-sovereign	0.4	-0.3	—	—	—	0.1
Russia
Sovereign	—	—	—	—	—	—
Non-sovereign	10.0	-9.9	—	—	—	0.1
Greece
Sovereign	—	—	—	—	—	—
Non-sovereign	0.1	-0.1	—	—	—	—
Austria
Sovereign	0.2	—	—	—	—	0.2
Non-sovereign	0.6	—	—	0.1	—	0.7
Luxembourg
Sovereign	1.6	—	—	0.7	—	2.3
Non-sovereign	0.2	—	—	—	—	0.2
Latvia
Sovereign	0.0	—	—	—	—	0.0
Non-sovereign	0.6	—	—	—	—	0.6
Cyprus
Sovereign	—	—	—	—	—	—
Non-sovereign	0.4	-0.4	—	—	—	—
Other countries
Sovereign	0.0	-0,0	—	—	—	—
Non-sovereign	0.8	-0.5	—	0.1	—	0.4
Total	69.9	-38.1	-0.9	24.5	6.2	61.6

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2014

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	19.7	—	—	154.5	—	174.2
Non-sovereign	84.4	-19.4	-3.6	6.7	—	68.1
Norway
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	3.2	—	-0.6	1.3	—	3.9
Finland
Sovereign	0.5	—	—	1.6	—	2.1
Non-sovereign	9.0	-2.1	-0.6	0.4	0.3	7.0
Iceland
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	1.1	-0.9	—	—	—	0.2
Denmark
Sovereign	0.2	—	—	0.2	—	0.4
Non-sovereign	4.4	—	—	0.9	0.2	5.5
Total	122.5	-22.4	-4.8	166.8	0.5	262.6

Gross and net exposures Nordic countries by risk mitigation, as of December 31, 2013

		Outgoing risk mitigation		Additional risk mitigation
Skr bn	Gross exposure	Guarantee	CDS	Guarantee	CDS	Net exposure
Sweden
Sovereign	18.6	—	—	143.6	—	162.2
Non-sovereign	94.8	-33.3	-5.0	5.0	0.0	61.5
Norway
Sovereign	—	—	—	0.6	—	0.6
Non-sovereign	4.9	0.0	-0.9	1.3	—	5.3
Finland
Sovereign	0.7	—	—	1.8	—	2.5
Non-sovereign	10.6	-3.5	-1.6	0.4	0.5	6.4
Iceland
Sovereign	—	—	—	0.5	—	0.5
Non-sovereign	1.0	-0.8	—	—	—	0.2
Denmark
Sovereign	0.7	—	—	0.1	—	0.8
Non-sovereign	5.2	—	—	1.3	0.2	6.7
Total	136.5	-37.6	-7.5	154.6	0.7	246.7

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2014

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Spain	—	—	—	0.2	13.4	0.8	14.4
United Kingdom	—	—	—	5.4	6.0	0.4	11.8
The Netherlands	—	—	—	5.8	3.7	0.2	9.7
Russia	—	—	—	—	9.6	—	9.6
Finland	—	0.5	—	1.6	7.4	—	9.5
France	1.2	—	—	1.9	4.1	—	7.2
Denmark	0.2	—	—	1.8	2.7	—	4.7
Ireland	—	—	—	0.3	1.5	2.5	4.3
Germany	2.4	—	—	0.9	0.2	—	3.5
Norway	—	—	—	2.2	1.0	—	3.2
Luxembourg	1.0	—	0.3	0.0	1.9	—	3.2
Poland	—	—	—	—	2.7	—	2.7
Switzerland	—	—	—	1.7	0.4	—	2.1
Italy	—	—	—	—	1.4	—	1.4
Austria	—	—	—	1.3	0.0	—	1.3
Iceland	—	—	—	—	1.1	—	1.1
Latvia	—	—	—	0.3	0.3	—	0.6
Portugal	—	—	—	—	0.2	0.2	0.4
Cyprus	—	—	—	—	0.4	—	0.4
Greece	—	—	—	—	0.1	—	0.1
Ukraine	—	—	—	—	0.1	—	0.1
Other countries	0.0	—	—	0.2	0.2	—	0.4
Total	4.8	0.5	0.3	23.6	58.4	4.1	91.7

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2013

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Spain	—	—	—	0.3	13.4	0.9	14.6
The Netherlands	—	—	—	7.7	4.2	0.3	12.2
Finland	—	0.7	—	0.5	10.1	—	11.3
United Kingdom	—	—	—	4.8	5.6	0.5	10.9
Russia	—	—	—	—	10.0	—	10.0
Denmark	—	0.7	—	3.1	2.1	—	5.9
Norway	—	—	—	3.9	1.0	—	4.9
France	0.7	—	—	2.7	1.5	—	4.9
Ireland	—	—	—	0.4	1.6	2.5	4.5
Poland	—	—	—	—	2.5	—	2.5
Italy	—	—	—	—	2.2	—	2.2
Germany	0.1	1.1	—	0.3	0.3	—	1.8
Luxembourg	1.5	—	0.1	0.0	0.2	—	1.8
Switzerland	—	—	—	1.1	0.3	—	1.4
Iceland	—	—	—	—	1.0	—	1.0
Austria	0.2	—	—	0.6	0.0	—	0.8
Latvia	0.0	—	—	0.2	0.4	—	0.6
Portugal	—	—	—	—	0.3	0.1	0.4
Cyprus	—	—	—	—	0.4	—	0.4
Greece	—	—	—	—	0.1	—	0.1
Other countries	0.0	—	—	0.4	0.4	—	0.8
Total	2.5	2.5	0.1	26.0	57.6	4.3	93.0

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2014

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
France	12.6	—	—	6.1	—	—	18.7
United Kingdom	1.8	—	—	8.6	2.7	0.4	13.5
Germany	4.7	1.7	—	2.2	1.1	—	9.7
Finland	1.4	0.7	—	2.1	4.9	—	9.1
The Netherlands	—	—	—	5.8	1.1	0.2	7.1
Denmark	0.4	—	—	3.3	2.2	—	5.9
Norway	0.7	—	—	3.5	0.3	—	4.5
Ireland	—	—	—	—	0.5	2.5	3.0
Poland	2.7	—	—	—	—	—	2.7
Switzerland	—	—	—	2.0	0.4	—	2.4
Spain	—	—	—	0.3	1.0	0.8	2.1
Austria	—	—	—	1.4	—	—	1.4
Luxembourg	1.0	—	0.3	0.0	0.0	—	1.3
Iceland	0.6	—	—	—	0.2	—	0.8
Latvia	—	—	—	0.3	0.3	—	0.6
Italy	0.4	—	—	—	0.0	—	0.4
Portugal	0.2	—	—	—	—	0.2	0.4
Belgium	—	—	—	0.3	—	—	0.3
Greece	—	—	—	—	—	—	—
Other countries	—	—	—	0.1	0.2	—	0.3
Total	26.5	2.4	0.3	36.0	14.9	4.1	84.2

European countries, excluding Sweden by exposure classes, as of December 31, 2013

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
France	10.0	—	—	6.2	—	—	16.2
United Kingdom	2.2	—	—	8.6	1.9	0.5	13.2
The Netherlands	—	—	—	7.7	0.9	0.3	8.9
Finland	1.6	0.9	—	1.2	5.2	—	8.9
Germany	4.3	1.3	—	1.6	1.4	—	8.6
Denmark	0.2	0.6	—	4.9	1.8	—	7.5
Norway	0.6	—	—	5.2	0.1	—	5.9
Ireland	—	—	—	—	0.4	2.5	2.9
Poland	2.5	—	—	—	—	—	2.5
Luxembourg	1.5	—	0.8	0.0	0.2	—	2.5
Spanien	—	—	—	0.2	1.1	0.9	2.2
Switzerland	—	—	—	1.5	0.2	—	1.7
Austria	0.2	—	—	0.7	—	—	0.9
Iceland	0.5	—	—	—	0.2	—	0.7
Italy	0.5	—	—	—	0.0	—	0.5
Portugal	0.3	—	—	—	—	0.1	0.4
Belgium	—	—	—	0.1	0.2	—	0.3
Greece	—	—	—	—	—	—	—
Other countries	0.0	—	—	0.4	0.4	—	0.8
Total	24.4	2.8	0.8	38.3	14.0	4.3	84.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 5.9 billion at December 31, 2014 (year-end 2013: Skr 6.0 billion). Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December 31, 2014 (year-end 2013: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of December 31, 2014 (year-end 2013: Skr 0.1 billion). These gross exposures are guaranteed in full by counterparties in other countries. Gross exposures to counterparties in the Russian Federation amounted to Skr 9.6 billion as of December 31, 2014 (year-end 2013: Skr 10.0 billion. Net exposure to counterparties in the Russian Federation amounted to Skr 0.1 billion as of December 31, 2014 (year-end 2013: Skr 0.1 billion).

Corporate exposures by industry (GICS)

	December 31, 2014		December 31, 2013
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	83.1	9.4	78.3	7.6
Industrials	46.1	32.9	37.4	18.3
Financials	23.7	5.7	29.0	13.5
Materials	27.0	12.8	28.9	11.1
Consumer goods	16.4	12.5	15.3	12.6
Utilities	13.7	5.0	14.2	6.1
Health Care	5.9	5.1	7.4	2.8
Energy	5.7	1.0	4.3	1.2
Other	0.4	0.0	0.4	0.1
Total	222.0	84.4	215.2	73.3

Asset-Backed Securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of December 31, 2014 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	December 31 2014	December 31 2013
‘AAA’	3,744	4,978
‘AA+’	4	—
‘AA’	206	200
‘AA-’	152	13
‘A+’	111	69
‘A’	419	4
‘A-’	143	77
‘BBB+’	163	186
‘BBB’	—	145
‘BBB-’	425	725
‘BB+’	150	—
‘BB’	387	655
‘B+’	174	173
CDO rated ‘CCC’(1)	33	114
Total	6,111	7,339

(1)This asset consists of one CDO (Collateralized Debt Obligations) with end-exposure to the U.S market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the asset and has recorded related impairment. The impairment amounted to Skr 189 million in total as of December 31, 2014, which means that the total net exposure before impairment related to asset-backed securities held amounted to Skr 222 million.

The other CDO, previously reported on this line, has been liquidated and SEK has received the final payment, which resulted in a small, positive effect after the reversal of the provision.

Market risk

The positions that SEK secure, relating to market risk, can be positions that are not valued at fair value in the statement of financial position in accordance with IFRS. Thus, the financial risk estimated by SEK may differ from the changes in value recognized in operating profit or in other comprehensive income.

SEK assumes a one-percentage-point change in the market rate, as a parallel shift, for the sensitivity analyses relating to interest rate risk. SEK assesses a reasonable assumption that the average change in market rates will not exceed one percentage point over the next year. During 2014 SEK closed its fixed interest rate positions related to equity in Swedish krona and through the closing of these positions the interest rate risk in Swedish krona has decreased considerably.

Change in value if the market interest rate rises by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group

	2014			2013
Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	-3	347	-65	39	351	-34
Swedish Skr	12	107	-23	-453	95	-484
	9	454	-88	-414	446	-518

Change in value if the market interest rate declines by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates decline by one percentage point (—1%).

Consolidated Group

	2014			2013
Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	48	-74	17	-211	-324	20
Swedish Skr	-12	-29	5	493	-76	511
	36	-103	22	282	-400	531

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

	December 31, 2014			December 31, 2013
		Portion at			Portion at
	Exchange	year-end,	Foreign currency	Exchange	year-end,	Foreign currency
Currency	rate	%	position	rate	%	position
SKR	1	92	n.a	1	92	N.A.
EUR	9.5155	3	-522	8.9430	2	-427
USD	7.8117	0	-48	6.5084	1	-154
JPY	0.06536	2	-270	0.06179	2	-327
CHF	7.9123	1	227	7.2931	1	174
MXN	0.5291	0	-79	0.4981	1	-127
Others	—	2	-340	—	1	-262
Total foreign currency position		100	-1,032		100	-1,123

The FX risk is limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions excluding unrealized changes in fair value amounted to Skr 14 million (year-end 2013: Skr -15 million).

	December 31, 2014	December 31, 2013
Skr mn	Consolidated Group	Consolidated Group
Total assets	325,166	306,554
of which denominated in foreign currencies	291,899	243,919
Total liabilities	309,009	291,564
of which denominated in foreign currencies	292,931	245,042

Liquidity risk

Contractual flows

	As of 31 December 2014
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Assets
Cash and cash equivalents	7,099	7,099	—	—	—	—	—	7,009
Treasuries/government bonds	3,490	2,381	874	235	—	—	-32	3,458
Other interest-bearing securities except loans	67,170	2,797	9,460	32,773	20,923	1,217	-772	66,398
Loans in the form of interest-bearing securities	57,185	553	280	5,352	34,064	16,936	-4,045	53,140
Loans to credit institutions	26,976	418	748	11,035	7,955	6,820	-1,466	25,510
Loans to the public	170,996	5,568	7,740	24,978	90,556	42,154	-21,756	149,240
Derivatives	22,084	1,508	3,144	2,258	6,174	9,000	-6,067	16,017
Total	355,000	20,324	22,246	76,631	159,672	76,127	-34,138	320,772

	As of 31 December 2014
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-8,286	430	—	-8,716	—	—	-4	8,290
Borrowing from the public	-63	0	—	0	-63	—	0	63
Senior securities issued	-305,263	-9,890	-26,672	-59,656	-153,685	-55,360	31,424	273,839
Derivatives	-8,096	-143	-673	-675	-3,463	-3,142	-10,790	18,886
Subordinated securities issued	-2,177	—	—	-63	-2,114	—	232	1,945
Total	-323,885	-9,603	-27,345	-69,110	-159,325	-58,502	20,862	303,023

Commitments
Committed undisbursed loans	0	-375	-1,205	-10,013	-4,268	15,861		16,028

Cash flow surplus (+) / deficit (-)	31,115	10,346	-6,304	-2,492	-3,921	33,486

Accumulated cash flow surplus (+) / deficit (-)	31,115	10,346	4,042	1,550	-2,371	31,115

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 50.9 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 80 billion which can be used within the Swedish State’s export credit support system. With regard to liabilities with maturity between one and five years, SEK has the intention to refinance these through borrowing on the financial markets.

Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice are assumed to occur on the maturity date. “Subordinated securities issued” which consists of a Dated Subordinated Instrument,  were assumed be repaid at the time of the first redemption date. The scenario for liabilities and hedging derivatives is not likely to be the actual outcome.

Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”. Cash flows for cash collaterals are assumed to have the same maturity profile as related derivatives.

Items other than financial instruments with an approximate expected recovery time within less than 12 months: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. For information regarding liquidity risk, see Note 31. The amounts above include interest.

	As of 31 December 2013
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Assets
Cash and cash equivalents	8,337	8,337	—	—	—	—	—	8,337
Treasuries/government bonds	4,650	270	3	2,956	1,421	—	-54	4,595
Other interest-bearing securities except loans	71,291	8,751	12,911	27,354	17,211	5,064	-7,140	64,151
Loans in the form of interest-bearing securities	69,171	164	2,851	8,956	43,932	13,268	-8,213	60,958
Loans to credit institutions	25,315	189	2,240	9,877	6,289	6,721	-496	24,819
Loans to the public	128,774	2,940	6,319	20,511	72,437	26,567	-3,221	125,553
Derivatives	17,588	438	3,033	4,265	5,783	4,069	-3,360	14,228
Total	325,126	21,089	27,357	73,919	147,073	55,689	-22,484	302,641

	As of 31 December 2013
Consolidated Group Skr mn	Sum Cash Flow	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-8,267	-98	0	-10	-8,159	0	11	8,256
Borrowing from the public	-60	0	0	0	-60	0	1	59
Senior securities issued	-288,550	-4,086	-19,553	-71,005	-148,189	-45,717	27,650	260,900
Derivatives	-6,232	-289	-2,719	-503	-2,924	203	-10,556	16,788
Subordinated securities issued	-1,979	0	0	-47	-187	-1,745	372	1,607
Total	-305,088	-4,473	-22,272	-71,565	-159,519	-47,259	17,478	287,610

Commitments
Committed undisbursed loans	3,539	-621	-7,174	-8,143	-11,614	31,091		20,480

Cash flow surplus (+) / deficit (-)	23,577	15,995	-2,089	-5,789	-24,060	39,521

Accumulated cash flow surplus (+) / deficit (-)	23,577	15,995	13,906	8,117	-15,943	23,578

Note 29. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

• the shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

The Swedish State owns 100 percent of the company’s share capital. By means of direct guarantees extended by the National Debt Office and EKN — The Swedish Export Credits Guarantee Board, supported by the full faith and credit of Sweden, 39 percent (year-end 2013: 44 percent) of the company’s outstanding loans on December 31, 2014 were guaranteed by the State. The remuneration for these guarantees during 2014 amounted to Skr 150 million (2013: Skr 203 million; 2012: Skr 212 million). SEK administers, in return for compensation, the State’s export credit support system, and the State’s tied aid credit program (the “S-system”). Pursuant to an agreement between SEK and the State, SEK is reimbursed for certain costs under the S-system (see Note 1(d) and Note 25).

During 2014 SEK had a Skr 80 billion credit facility with the Swedish National Debt Office which was entirely related to the State’s export credit support (CIRR). During 2013 SEK had a loan facility of Skr 100 billion, of which Skr 80 billion were related to CIRR. No remuneration for this credit facility was paid to the National Debt Office during 2014 as the loan facility was related to CIRR. For 2013 a remuneration of Skr 22 million (2012: Skr 17 million) was paid for the part of the loan facility that was not related to CIRR. In December 2014, the credit facility was extended for 2015.The Swedish parliament has also decided not to extend the authorization to enable SEK to purchase state guarantees on commercial terms for new lending up to Skr 250 billion. SEK has never utilized the credit facility or exercised its authority to purchase state guarantees.

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

Key management personnel include the following positions:

• The Board of Directors;

• The President and CEO; and

• Other members of the Executive Committee.

For information about remuneration and other benefits to key management personnel see Note 5, “Personnel expenses”.

The following table further summarizes the Consolidated Group’s transactions with its related parties:

	2014
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,640	4	—	—	1,640	4
Other interest-bearing securities except loans	—	—	523	5	523	5
Loans in the form of interest-bearing securities	—	—	1,700	35	1,700	35
Loans to credit institutions	—	—	1,949	18	1,949	18
Loans to the public	—	—	753	7	753	7
Due from the State	1,165	—	—	—	1,165	—
Total	2,805	4	4,925	65	7,730	69
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	100	—	—	—	100	—
Total	100	—	—	—	100	—

	2013
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	3,840	3	—	—	3,840	3
Other interest-bearing securities except loans	—	—	2,177	15	2,177	15
Loans in the form of interest-bearing securities	—	—	1,700	44	1,700	44
Loans to credit institutions	—	—	1,889	19	1,889	19
Loans to the public	—	—	456	13	456	13
Due from the State	953	—	—	—	953	—
Total	4,793	3	6,222	91	11,015	94
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	254	—	—	—	254	—
Total	254	—	—	—	254	—

	2012
	The shareholder, i.e. the Swedish State		Companies and organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	3,453	29	—	—	3,453	29
Other interest-bearing securities except credits	—	—	2,571	68	2,571	68
Credits in the form of interest-bearing securities	—	—	1,100	37	1,100	37
Credits to credit institutions	—	—	1,709	14	1,709	14
Credits to the public	—	—	452	12	452	12
Due from the State	2,161	—	—	—	2,161	—
Total	5,614	29	5,832	131	11,446	160
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	128	—	—	—	128	—
Total	128	—	—	—	128	—

Note 30. Events after the reporting period

In connection with the Extraordinary General Meeting on January 20, 2015, Susanne Lithander was elected as a Director of the Board of SEK, thereby expanding the size of the Board by one Director. Susanne Lithander was nominated by SEK’s sole shareholder, the Swedish State. Mrs. Lithander is currently CFO at BillerudKorsnäs AB, having previously served as VP Finance, Projects at SCA Group, CEO at Mercuri International Group and as VP Head of Advisory Services at Ericsson, BU Global Services.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

INTRODUCTION

This section of the 20-F describes significant aspects of SEK’s Risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and credit risk exposure, as well as certain aspects of liquidity and market risks, please refer to Note 27 Capital Adequacy and Note 28 Risk Information. For full information on risk-related matters, which SEK is required to publish under the applicable, regulation, including the CRR, please refer to the separate document, ‘SEK — Capital Adequacy and Risk Management Report — Pillar 3 2014’, published on SEK’s website.

EVENTS IN 2014

In 2014, the level of risk in SEK’s total net exposures, defined as the average risk weight, increased slightly and the total risk exposure amount (REA) increased. Minor changes occurred with regard to the composition of SEK’s total net exposures. The percentage of exposures to corporates increased slightly, while the percentage of exposures to financial institutions declined in 2014. In 2014, SEK closed fixed-rate positions in Swedish kronor. The purpose of these positions was to give a smoother return on equity over time, but because of todays low interest rate environment the fixed interest rate positions in Swedish kronor partly lost its purpose. The closure of these interest rate positions resulted in significant reduction in the interest rate risk in Swedish kronor, while SEK’s net interest income risk in Swedish kronor increased. For further risk information, see note 28. Over the year, the level of operational risk decreased as a result of long-term work focusing on continuous improvement, well-documented procedures and high awareness of the importance of managing operational risk. In 2014, SEK adjusted the company’s risk framework so that it is a cohesive framework covering all risk classes. This included the establishment of an overarching risk policy, as well as the updating of the company’s risk appetite and risk strategy for all risk classes. SEK has also included sustainability risk as a separate risk class in the risk framework.

The Basel III rules were introduced in the EU via the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD IV), which came into force on January 1, 2014. This has affected SEK in a number of respects. Of particular significance are the increased requirements on the size of own funds as a result of increased risk weighting for exposures to financial institutions, the new capital requirement for credit valuation adjustment (CVA) risk and the capital conservation buffer that was introduced. The stipulation that a larger proportion of own funds requirements must be satisfied with Common Equity Tier 1 capital has, in itself, not had any significant impact on SEK as its own funds already mainly consists of Common Equity Tier 1 capital. For further information, see ‘New Regulations’.

SEK carried out a reorganization in December 2014 that applies from January 1, 2015. As part of this reorganization, two of the company’s internal committees — the Asset and Liability Committee and the Internal Control Committee — were removed. The ongoing matters that were previously dealt with by these committees have been delegated to certain managers within the organization. From January 1, 2005 company-wide issues and strategic matters are handled by the executive management or the newly established Risk and Compliance Committee. For further information on the roles of internal committees ,see ´Risk Governance`. This report, however, reflects the organization as of December 31, 2014.

CORE RISK MANAGEMENT PRINCIPLES

•      SEK must conduct its business in such a manner that SEK is perceived by its clients and suppliers as a high-quality counterparty.

•      SEK must be selective in its choice of counterparties in order to ensure strong creditworthiness.

•      In order to avoid refinancing risk, it is SEK’s policy that for all credit commitments — outstanding credits as well as agreed but undisbursed credits — funding must be available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish state, when evaluating whether it has positive availability, the company counts its credit facility with the Swedish National Debt Office as available funding, even though no funds have been drawn under this facility.

•      Risk must be well-balanced, and this must be achieved by maintaining the level of risk at a level that is within SEK’s risk appetite. The level of risk must also be consistent with long-term financial targets regarding return on equity, size of capital and desired creditworthiness.

RISK GOVERNANCE

The Board of Directors has ultimate responsibility for the company’s organizational structure and administration of the company’s affairs, including overseeing and monitoring risk exposure, risk management and compliance and to ensure satisfactory internal control of the company’s compliance with legislation and other rules that apply to the company’s business. The Board determines overall risk management by establishing risk capacity, risk appetite and risk strategy. These are established annually in connection with the business plan to ensure that risk management, use of capital and business strategies correspond with each other. The Board also determines the risk policy. The Board has established the Finance and Risk Committee (FRC), which assists the Board in overall issues regarding governance and monitoring of risk-taking, risk management and use of capital. The FRC also determines certain limits, chiefly within market risk. The Credit Committee (CC) is the Board’s working body for matters relating to loans and credit decisions within SEK and for matters of fundamental significance or generally of great importance to the company. The Board’s Audit Committee, (AC), assists the Board with financial reporting, internal control matters and the corporate governance report. It also monitors operational risk.

SEK’s President is responsible for day-to-day management of business operations. Under the management of the President, executive management committees assign various authorizations to make decisions regarding different risk classes.  The Executive Management Credit Committee (EMCC) is responsible for issues regarding lending and credit risk management within SEK. As part of its mandate, and based on the delegation of authority determined by the Board, the EMCC and the Credit Committee (CC)

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

are authorized to make credit decisions. The Asset and Liability Committee (ALCO) manages issues including matters relating to SEK’s overall level of risk, proposes market risk limits and establishes methods for measuring risk and allocating internal capital. With regard to risk capacity, the Asset and Liability Committee develops policy documents regarding the division of responsibility and management of SEK’s risk classes and regarding the link between risk and capital. The Internal Control Committee (ICC) is responsible for matters such as the management and monitoring of operational risks, the follow-up of incident reports and assists with preparing and determining new products. The newly established Risk and Compliance Committee that from January 1, 2015 replaced the Asset and Liability Committee and the Internal Control Committee manages issues that earlier was managed by the Asset and Liability Committee and the Internal

Control Committee. Day-to-day risk management is conducted by commercial and support operations that are responsible for risk and capital management. The company’s commercial operations also carry out day-to-day control and monitoring of risks and limits. Independent risk control is carried out by the Risk function, under the management of the Head of Risk. The Risk function is responsible for monitoring, control and analysis of risks and risk management, and for reporting risks to the President and the Board. The function validates models and methods for calculating risk. The function also monitors compliance with the risk framework, assesses the effectiveness of risk management and oversees internal control in the company. In cooperation with the Compliance function, this function monitors compliance with regulation for the risk area. The independent Compliance function is directly accountable to the President, but also reports to the Board. This function helps ensure that operations within SEK conform to applicable rules and also monitors compliance within the company Internal Audit, which is independent and reports directly to the Board, reviews and evaluates the effectiveness and integrity of risk management. Internal Audit conducts auditing activities in accordance with the prevailing audit plan approved by the Board.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

SEK’S RISK FRAMEWORK

Effective management and control of risk in SEK is based on a sound risk culture, a common approach and a strong control environment. The company emphasizes the importance of high risk awareness among staff and understanding the importance of preventive risk management in order to keep risk exposure within the determined level. In addition, SEK has a risk framework (see figure below) that encompasses all of SEK’s operations, all its risks and all relevant personnel.

The structure of the risk framework is ultimately governed by SEK’s mission from its owner, the Swedish government, and SEK’s business model. The risk capacity constitutes the maximum limit for SEK’s strategy and is expressed in the form of capital targets and additional limited factors. Within risk capacity, risk appetite is the risk to which the Board is prepared to expose the company in order to achieve its strategic objectives. Risk governance is specified in the form of a risk policy, the risk culture of the company, instructions, processes and limits. These policy documents describe the risk management process and define what activities and operations are included in the process and how they should be performed. These policy documents also indicate how responsibility is structured for the execution and monitoring of and compliance with risk management.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

RISK MANAGEMENT PROCESS

SEK must identify, measure, manage, report and control those risks with which the business is associated and, to this end, must ensure it has satisfactory internal control. SEK’s risk management process consists of the following key elements:

•      Risk identification. At any given time, SEK must be aware of the risks to which the company is exposed. Risks are identified in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processers, systems and through annual risk analyses that include all aspects of the company. Both forward-looking and historical analyses and testing are performed.

•      Measurement. The size of the risks are measured on a daily basis for significant measurable risks or are assessed qualitatively as frequently as necessary. For those risks that are not directly measurable, SEK evaluates the risk according to models that are based on the company’s risk appetite for the respective risk class which is specified according to appropriate scales for probability and consequence.

•      Governance. SEK aims to oversee the development of business and make active use of risk-reduction capabilities and have control of the development of risks over time to ensure that the business activities are within established limits, risk appetite and risk capacity. In addition, the company carries out planning and draws up documentation to ensure the continuity of business-critical processes and systems and to ensure planning is carried out for crisis management, in case a crisis occurs. Exercises and training regarding the management of situations that require crisis and/or continuity planning are performed continuously.

•      Reporting. Reporting must take place regarding significant risks and deficiencies in risk management that exist, or can be expected to arise, in the business and its development over time. SEK reports on the current risk situation and on previously reported risks and deficiencies to the Board, the Board’s Finance and Risk Committee and to the company itself , including the President.

•      Control and monitoring. SEK must review, control and monitor compliance with limits, risk appetite, risk capacity, risk strategy, risk management and internal and external regulations to ensure that risk exposures are kept at an acceptable level for the company and that risk management is effective and appropriate.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

Risk profile

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The company is consequently exposed to credit risk. The company has low tolerance of market risk resulting from unmatched cash flows. SEK may, however, accept a significant impact on earnings as a result of unrealized changes in market value. See the table below for a more detailed risk statement.

Risk class	Risk profile	Risk appetite	Risk management

Credit risk

Credit risk is the risk of the loss that could occur if a borrower or party in another agreement cannot meet its obligations under the agreement’s terms and conditions. Credit risk also includes Counterparty Risk, Concentration Risk and Settlement Risk.

SEK’s credit risk portfolio maintains high credit quality. The portfolio has significant concentration risk as a result of the company’s mission. The net risk is principally limited to highly creditworthy counterparties, such as export credit agencies (ECAs), major Swedish exporters and banks and insurers. SEK invests its liquidity in high-credit-quality securities, primarily with short maturities.

At Dec. 31, 2014, the expected risk of loss over a 1-year horizon was 1 percent of Common Equity Tier 1 capital, and over the maturity of the entire portfolio it was 6 percent of Common Equity Tier 1 capital. The capital requirement under Pillar 2 for credit risk and other risks is 75 percent of Common Equity Tier 1 capital.

SEK’s mission means that its appetite for credit risk is significantly greater than its appetite for other risks. The company limits credit risk relating to assets in lower rating segments where the risk has not been reduced or reallocated. SEK can accept an expected loss on the entire portfolio of up to 2 percent of Common Equity Tier 1 over a one-year horizon and up to 8 percent of Common Equity Tier 1 over the full maturity period of the entire portfolio.

The capital requirement for credit risks, together with the capital requirement for other risks, may not exceed available Common Equity Tier 1 capital.

Lending must be responsible and based on in-depth knowledge of SEK’s counterparties. Lending must also take place in accordance with SEK’s mission based on its owner instruction, which includes: (i) Swedish interests, (ii) a link to exports, (iii) commercial terms financial attractiveness (iv) a complementary role in the market and (v) sustainable business. Lending must be based on a counterparty’s repayment capacity. SEK’s credit risks are limited through a risk-based selection of counterparties and managed through, for example, the use of guarantees and credit derivatives (CDSs), which also include collateral agreements. Furthermore, transaction risk must be limited through SEK’s use of a standard lending policy, specifying guiding principles for lending terms.

All things being equal, SEK must endeavor to have a diversified lending portfolio. Concentrations that occur naturally as a result of the company’s mission are accepted, but concentration risk is reduced using risk mitigation solutions.

Market risk

Market risk is the risk of losses due to changes in price and/or volatility on financial markets. Market risk occurs when the terms of an agreement result in the size of payments linked to the agreement or the value of the agreement varying according to some market variable, such as an interest rate or exchange rate.

SEK’s business model leads to exposure mainly to spread risks, interest rate risk and foreign exchange risk. The company’s largest net exposures are to changes in spread risks, mainly to credit spreads in assets and liabilities and cross currency basis swap spreads.

The capital requirement under Pillar 2 for market risk is 11.5 percent of Common Equity Tier 1.

The risk appetite for market risk resulting from unmatched cash flows is low. SEK may, however, accept a significant impact on income related to unrealized changes in market value, since this effect mainly evens out over time as SEK generally holds assets and liabilities to maturity. SEK should not actively take currency positions. SEK may accept a capital requirement under Pillar 2 attributable to market risk amounting to a maximum of 20 percent of Common Equity Tier 1 capital.

The core of SEK’s market risk strategy is to borrow funds in the form of bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or to ensure that SEK has sufficient liquidity. The aim is to hold assets and liabilities to maturity. Derivatives used to hedge market risks result in market risk-related counterparty risk in respect of counterparties in derivative transactions.

Liquidity and funding risk

Liquidity and funding risk is the risk, within a defined period of time, of the company not being able to refinance its existing assets or being unable to meet increased demands for liquid funds. Liquidity risk also includes the risk of the company having to borrow at an unfavorable interest rate or needing to sell assets at unfavorable prices in order to be able to meet its payment commitments.

SEK has secured funding for all its credit commitments, including those agreed but not yet disbursed. In addition, the size of SEK’s liquidity placements allow new lending to continue at the normal pace, even during times of stress.

As a consequence of SEK having secured funding for all its credit commitments the remaining term to maturity for borrowing is longer than the remaining term to maturity for lending. At Dec. 31, 2014, the the remaining term to maturity for borrowing was 4.9 years, while for lending it was 3.8 years. At Dec. 31, 2014, the company’s liquidity capacity for new lending was 16 months.

The company does not accept refinancing risk. For all credit commitments — both outstanding credits and credits agreed but not yet disbursed — financing must be available to maturity (known as positive availability).

In addition, SEK maintains a liquidity buffer for potential payments under collateral agreements, which is made possible by SEK’s funding. SEK’s funding must also cover agreed but undisbursed credits. SEK must also maintain capacity for maturing funding and for new lending, the size of which must also ensure the company’s new lending capacity during a period of difficulty to raise new financing.

SEK must have diversified funding to ensure that funding must be available through maturity for all credit commitments — outstanding credits as well as agreed but undisbursed credits. The size of SEK’s liquidity placements must ensure that new lending can take place even during times of financial stress.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

Risk class	Risk profile	Risk appetite	Risk management

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty internal processes, systems, human error or from external events. Operational risk also includes legal and compliance risk. SEK divides operational risk into four subgroups: Process, Personnel, Information Technology and External Risk.

Operational risks, of course, arise in all parts of the business. Improvements are in progress regarding processes and methods for market risk. The vast majority of incidents are minor events that are rectified promptly within respective functions. Overall risk is low as a result of effective internal control measures and a focus on continuous improvement.

Total losses resulting from incidents amounted to Skr 0.4 million for the full year in 2014.

SEK’s appetite for operational risk is low (on a three-tier scale). Operational risks that are assessed to be at medium level and if risks assessed at high level exist, they should be mitigated. The risk appetite for losses resulting from incidents is Skr 10 mn for individual erroneous transactions regarding business transactions for which specific limits are assigned and provided that such limits are not exceeded, and a total of Skr 3 mn each quarter for other activities. Total losses resulting from incidents may not exceed Skr 25 mn per calendar year.

Operational risk is actively prevented and mitigated to an acceptable level so that the implementation of the company’s strategy and business plan is not jeopardized. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

Business risk Business risk is the risk of an unexpected decline in revenues as a result of a decrease in volumes and/or falling margins.

SEK›s earnings tend to increase in stressed situations when the financial sector›s overall lending capacity declines. It is also in these situations that it is considered most likely that SEK could potentially encounter substantial loan losses. The negative earnings effect of increased loan losses tends to be compensated by increased earnings over time. The level of risk is assessed to be low.

		SEK’s appetite for business risk is low (on a three-tier scale)	Business risk is identified through risk analyses and is monitored and prevented as deemed necessary. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

Strategic risk (business environment risk)

Strategic risk is the risk of lower revenues as a result of adverse business decisions, improper implementation of decisions or lack of adequate responsiveness to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors.

SEK›s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives; (1) the impact of these reforms on SEK’s business model and (2) the requirements on the organization resulting from the increased regulatory complexity. The level of risk is assessed to be low.

		SEK accepts conscious strategic risks that correspond with the company’s strategy. Tolerance is low for other strategic risks.	Strategic risk is identified through risk analyses and is monitored and prevented as deemed necessary. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

Reputational risk Reputational risk is the risk of a negative reputation and/or reduced revenues as a result of external reports about the company or about the sector in general.

Factors considered to affect the reputation of the SEK brand are mainly loan losses, transactions that could be perceived to lack Swedish interests or the perception that the company has breached applicable regulations, for example with regard to sustainability. The level of risk is assessed to be low.

SEK’s appetite for reputational risk is low (on a three-tier scale).

Reputational risk is actively prevented and mitigated to an acceptable level so that the implementation of the company’s strategy and business plan is not jeopardized. Costs to reduce risk exposures must be in proportion to the effect that such measures have. The company’s communication plan describes the principles for both long-term and short-term management of reputational risk.

Sustainability risk

Sustainability risk is the risk of SEK directly or indirectly contributing to violations of human rights, insufficient business ethics, bribery or other corrupt behavior, money laundering or financing of terrorism, environmental negligence or crimes or unacceptable labor conditions.

	SEK is indirectly exposed to sustainability risks primarily in connection with financing of Swedish sales to countries and projects with high social and environmental risk.	The risk appetite for sustainability risk is low; SEK must not enter into agreements or participate in transactions deemed to result in an unacceptable impact on compliance.

SEK complies with international guidelines for management of sustainability risks in connection with lending. Risk management comprises procedures, controls and requirements to close channels used by money launderers and to protect the company from being used for money laundering and terrorist financing, to comply with the OECD convention on combating bribery, Swedish laws and the Swedish Corporate Governance Code, as well as the UN’s guiding principles for companies and human rights and OECD recommendations and Common Approaches on social and environmental due diligence in government supported export credits.

Pension risk The risk that the company needs to make further contributions to defined benefit pension plans to cover pension obligations for current and previous employees.	The company’s obligations may increase if the actuarial outcome or the actual return on investment is worse than expected. SEK’s pension risk is low.	SEK’s appetite for pension risk is low. (on a three-tier scale).

Employees at SEK have a collectively bargained pension through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

CREDIT RISK

EVENTS IN 2014

In 2014, the level of risk in SEK’s total net exposures, defined as the average risk weight, increased slightly and the total risk exposure amount (REA) increased. Minor changes occurred with regard to the composition of SEK’s total net exposures. The percentage of exposures to corporates increased slightly, while the percentage of exposures to financial institutions declined in 2014. The main reason for the reduction in exposures to financial institutions was the decrease in the volume of exposures protected via purchased credit derivatives during the year. For further risk information, see Note 28. Overall, the migration of credit ratings was neutral in the majority of risk classes. It may be noted, however, that a number of risk classes have a slightly higher migration than in other risk classes. Migration within risk classes AA and A are mainly due to reassessment of financial institutions’ strengths and weaknesses as a result of the financial crisis of 2008, including the impact of new regulation, which resulted in rating changes. There was also some migration in risk classes BB and B, which primarily consist of companies in sectors with high volatility in demand and high frequency of structural changes.

RISK MANAGEMENT

Lending must be responsible and based on in-depth knowledge of SEK’s counterparties. Lending must also take place in accordance with SEK’s mission, as instructed by SEK’s sole shareholder, the Swedish state, which includes: (i) Swedish interests, (ii) a link to exports, (iii) commercial terms and financial attractiveness, (iv) a complementary role in the market, and (v) sustainable business. Lending must be based on a counterparty’s repayment capacity. Counterparty risk in derivative contracts must be limited through a risk-based selection of derivative counterparties, and the structure of agreements between parties and collateral agreements should also be taken into account. Furthermore, transaction risk must be limited through SEK’s use of a standard lending policy, which specifies guiding principles for lending terms.

All things being equal, SEK must endeavor to have a diversified lending portfolio. Concentrations that occur naturally as a result of the company’s mission are accepted, but concentration risk is reduced using risk mitigation solutions. SEK uses the foundation internal ratings-based (IRB) approach to calculate the capital requirement for credit risks. The Swedish Financial Supervisory Authority (FSA) has, however, exempted SEK for the following exposures.

•      export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) or foreign equivalent entities within the OECD (applies through 2015)

•      central government exposures (applies through 2015)

•      exposures within the Customer Finance area (applies as long as exposures are of minor significance in terms of their size and risk profile)

•      guarantees to small and medium-sized companies (applies as long as these exposures are of minor significance in terms of their size and risk profile)

The standardized approach is used to calculate the capital requirement for credit risks for exposures that are exempted from the IRB approach. All of SEK’s counterparties must be assigned a risk classification or rating internally. For exposures that are included in the exemptions from the IRB approach, granted to SEK by the Swedish FSA, external ratings are used. External ratings are also used for securitization positions. Decision concerning internal ratings for counterparties are made by SEK’s Rating Committee. The members of the Rating Committee are appointed by the Board’s Credit Committee based on the each member’s previous experience in risk assessment and experience of credit ratings. The Rating Committee members come from various functions within SEK, with a majority of the members representing non-commercial functions within the company. The design of the company’s IRB system includes a number of both operational and analytical aspects. The operational design concerns the organizational process for and control of how counterparties are assigned risk classifications. The analytical design concerns how risk is measured and assessed. This includes how loss concepts are defined and measured, and which methods and models are used for classifying and calculating risk. The analytical design of risk classification systems often differentiates significantly between different financial institutions. A common factor among the systems, however, is that every credit exposure within a specific risk class is associated with a number of quantifiable risk concepts. The two terms that together primarily express the credit risk of an exposure are the probability of default or cessation of payments by a borrower (Probability of Default, PD) and the portion of the loan that will be lost in the event of a default (Loss Given Default, LGD). Using these two parameters and the size of the outstanding exposure at default (Exposure at Default, EAD), it is possible to calculate the statistically expected loss (Expected Loss, EL) for a given counterparty exposure. By using what is known as the Basel formula, the unexpected loss (UL) can also be estimated. In the foundation IRB approach, only the PD is estimated internally. The values of the other parameters, LGD and EAD, are set by regulations.

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

SEK’s IRB system comprises all of the various methods, working and decision-making processes, control mechanisms, guideline documents, IT systems and processes and procedures that support risk classification and the quantification of credit risk.

SEK’s IRB system is evaluated on an annual basis by means of periodic quantitative and qualitative validations.

LIMITS AND MONITORING

SEK uses different types of limits to manage lending and to limit risks. The limit expresses the highest acceptable exposure to a risk counterparty and type of credit risk for each future date. For

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

example, SEK has sublimits that restrict counterparty risk in derivative contracts in respect of a risk counterparty.

Decisions on limits and credits are taken at five decision-making levels; the Board of Directors, the Board’s Credit Committee, the Executive Management Credit Committee, the Credit Committee and by authorization set out in the Credit instruction determined by the Board’s Credit Committee. Authority at the different decision-making levels is governed by the capital requirement according to the Basel formula in Pillar 1 of the capital adequacy regulations and the standard credit policy. A limit determined by the appropriate committee permits SEK’s commercial functions, along with the Credit function (in accordance with authorization rules) and within such limit, to conclude transaction agreements in SEK’s name that imply credit risk in respect of the relevant counterparty. All limits and risk classifications are reviewed at least once a year.

The standard credit policy is a central part of the company’s lending, in line with SEK’s mission, as instructed by SEK’s sole shareholder, the Swedish state. The policy specifies a number of requirements, all of which must be met in order for a limit or credit proposal to be deemed to come within the standard. If these requirements are not met and consequently fall outside the standard, the decision is escalated to a higher decision-making authority.

Exposures that are assessed to be problem loans are subject to more frequent analysis, and no further credits are extended. The aim is to be able, at an early stage, to identify exposures with an elevated risk of loss and to ensure that the risk classification reflects the real risk in respect of the counterparty.

CONCENTRATION RISKS AND LARGE EXPOSURES

SEK’s exposures are regularly analyzed and reported in respect of risk concentration based on (i) the size of individual commitments, (ii) domicile and (iii) sector. The analysis refers to both direct and indirect exposures from, for example, credit derivatives. The concentration risks mentioned above are reflected in SEK’s calculation of economic capital for credit risks which leads to a higher need for capital than the capital requirement calculated under Pillar 1. Pillar 1 does not take concentration risks into account when calculating capital requirements. For further information about concentration risks, see the ‘Internal capital adequacy assessment’ section.

Under the CRR, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s own funds. The aggregate amount of SEK’s large exposures as of December 31, 2014, was 341.6 percent (2013: 350.6 percent) of SEK’s total own funds, and consisted of risk-weighted exposures to 25 (2013: 27) different counterparties, or counterparty groups. In order to monitor large exposures, SEK has defined internal limits, which are monitored daily together with other limits. The internal limits for monitoring large exposures are approved by the Credit Committee.

COUNTERPARTY RISK IN DERIVATIVE CONTRACTS

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. In order to limit this risk, SEK enters into such transactions solely with counterparties with strong creditworthiness. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDA), with associated collateral agreements, known as Credit Support Annexes (CSA), with its counterparties before entering into derivative transactions. Any exemptions to this require a special decision, which is taken as a part of the credit process for the relevant counterparty. These bilateral agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) will not be exceeded, regardless of market value changes that may occur. ISDA and CSA agreements are reviewed continually in order to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant Credit Support Annex as a result of market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. The positive gross value of all derivative transactions in the balance sheet as of December 31, 2014 was Skr 16.0 billion (2013: Skr 14.2 billion). After netting on the basis of the current Credit Support Annex (by counterparty), but excluding cash collateral, the exposure was Skr 7.2 billion (2013; Skr 6.3 billion), i.e., Skr 8.8 billion (2013: Skr 7.9 billion) less than the gross exposure. With regard to cash collateral and taking into account regulatory add-ons in accordance with the CRR mark-to-market method, the exposure amount for counterparty risk for capital adequacy purposes was Skr 5.7 billion (2013: Skr 5.7 billion). The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not settled on a stock exchange. At the end of 2014, SEK’s OTC derivative contracts were not subject to mandatory central clearing; for further information on OTC derivatives see ‘New regulations’.

CREDIT RISK PROTECTION

SEK’s credit risks are limited by the methodical and risk-based selection of counterparties and are managed, among other things, by the use of guarantees and credit derivatives (‘CDSs’). A purchased CDS entitles the holder under certain circumstances — including the default of the underlying risk-covered counterparty — to sell an asset, with implied risk for the underlying counterparty, at its nominal value to the issuer of the CDS. SEK uses CDSs to convert exposures to individual counter parties into combined exposures, in which one counterparty (the issuer of the CDS) is a financial institution.

Overall risk is further reduced through the use of ISDA Master Agreements with associated Credit Support Annexes that require individual issuers of CDSs to provide collateral in the event that the market value of the issued credit derivative transactions exceeds a certain level. The market value of a CDS is, among other things, derived from the change in creditworthiness of the underlying risk-covered counterparty. As a result, if there is successive deterioration in the creditworthiness of the underlying counterparties whose credit risk is covered by the CDS, SEK successively receives collateral for the risks covered. This risk mitigation technique is, therefore, effective from a risk management perspective.

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

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

to central government counterparties. At year-end 2014, government export credit agencies guaranteed a total of Skr 173.4 billion (2013: Skr 160.0 billion), or 46.8 percent (2013: 46.5 percent) of SEK’s total credit exposures. Skr 118.8 billion (2013: Skr 120.0 billion) covered corporate exposures, Skr 2.6 billion (2013: Skr 1.5 billion) covered exposures to financial institutions, Skr 0.6 billion (2013: Skr 0.6 billion) covered exposures to regional governments and Skr 51.5 billion (2013: Skr 37.9 billion) covered central government exposures.

At year-end 2014, Skr 5.8 billion (2013: Skr 9.4 billion) of SEK’s assets were hedged through CDS coverage obtained from 13 (2013: 17) different financial institutions. Skr 5.8 billion (2013: Skr 9.4 billion) covered corporate exposures. All exposures covered by CDSs are included in the class of financial instruments known as ‘Other interest-bearing securities, except loans’, ‘Loans in the form of interest-bearing securities’ or ‘Loans to the public’. SEK has ISDA Master Agreements with associated Credit Support Annexes in place with issuers of credit derivatives. In January 2012, the Swedish FSA granted SEK permission to begin using the foundation IRB approach to calculate capital requirements for exposures to insurance companies. Nine insurance companies were assigned an internal risk classification and limit. At year-end 2014, Skr 0.9 billion (2013: Skr 0.3 billion) of SEK’s assets were hedged through risk mitigation via insurance companies.

SEK uses various types of collateral or risk mitigation to reduce or transfer credit risks. Approved risk mitigation methods under ISDA Master Agreements with Credit Support Annexes generally consist of cash and, to a limited extent, government bonds. Any collateral that SEK demands must be managed and documented in a manner such that the collateral fulfills its function and can be used in the intended manner when needed. When a credit decision is made, the creditor’s assessed creditworthiness and ability to repay are taken into account, together — where applicable — with the value of any collateral. Credit decisions may be made on condition that certain collateral is provided.

MARKET RISK

Market risk arises from changes in prices and volatility in financial markets. SEK’s business model includes exposure to interest rate risk, currency risk, different types of spread risks and highly limited exposure to commodity and equity risk.

EVENTS IN 2014

In 2014, SEK closed fixed interest rate positions in Swedish kronor. The purpose of the positions was to give a smoother return on equity over time, but because of todays low interest rate environment the fixed interest rate positions in Swedish kronor partly lost its purpose. Through the closing of these positions the interest rate risk in Swedish krona has decreased considerably, while SEK’s risk to net interest income in Swedish krona has increased.

RISK MANAGEMENT

The Board of Directors establishes SEK’s market risk appetite and strategy. In addition to this, SEK’s management of market risks is regulated by instructions established by the Board’s Finance and Risk Committee. These documents clearly define and circumscribe the permitted market risk exposures. In addition, SEK has instructions clarifying the management of market risks and the methodology for calculating market risks. These instructions are re-established annually. Market risk exposures are measured, controlled and reported on an ongoing basis to the Head of Lending and Funding, the Head of Risk, the Head of Risk Control, the Asset and Liabilty Committee and the Board’s Finance and Risk Committee.

The core of SEK’s market risk strategy is to borrow funds in the form of bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate or swapped to a floating rate of interest, or to ensure that SEK has sufficient liquidity (taking account of SEK’s risk appetite and commitments). Investments of liquidity must be made at a floating or fixed rate of interest up to one year. The aim is to hold assets and liabilities to maturity. SEK should not actively take currency positions.

The company’s largest net exposures are to changes in spread risks, mainly to credit spreads in assets and liabilities and cross currency basis swap spreads. Spread risks are kept at an acceptable level for the company through governance and control. This includes set limits for exposures and daily monitoring of limits.

MEASUREMENT AND REPORTING

The following describes how SEK internally calculates and limits market risk. For the impact on earnings and other comprehensive income due to interest rate risk, see Note 28. Additional factors, such as different sensitivity calculations regarding the effect on economic value, earnings, equity and own funds, as well as more stress tests, are measured and reported but are not subject to limits. The government-supported CIRR system has been excluded as the government compensates SEK for all interest rate differentials, borrowing costs and net foreign exchange losses within the S-system (see Note 1).

AGGREGATED RISK MEASURE

The aggregated risk measure is based on the analysis of 56 scenarios that each have a three-month time horizon. The scenarios consist of historical market movements from all quarters since 2008 through 2014 and also consist of opposite market movements to these historical scenarios, referred to as antithetical market movements. This method calculates the impact on equity using market movements from scenarios together with SEK’s current market sensitivities. The risk is limited based on the worst scenario, which for SEK at the end of 2014 was the scenario based on antithetical market movements from the first quarter of 2012. The risk at year-end 2014 amounted to Skr 633 million (2013: Skr 1,252 million). The limit is set at Skr 1,300 million (2013: Skr 2,300 million). The reduction in risk is mainly due to SEK having closed fixed-rate positions in Swedish kronor and to a decrease in the credit spread risk in its own debt.

INTEREST RATE RISK

The measurement and limiting of interest rate risk in SEK is divided into two categories: Interest rate risk regarding changes in fair value (interest rate price risk) and interest rate risk for net interest income (net interest income risk).

INTEREST RATE PRICE RISK

The interest rate price risk is calculated by means of stress tests such as the change in present value from a one-percentage-point upward parallel shift in the yield curve and a 50 basis point twist. For each stress test, the total risk comprises the sum total of the risk for all individual currencies. The limit for interest price risk at year-end 2014 amounted to Skr 250 million (no comparable limit at year-end 2013). The risk amounted to Skr 108 million (2013: Skr 531 million) at the end of 2014.

NET INTEREST INCOME RISK WITHIN ONE YEAR

Net interest income risk within one year is calculated as the impact on net interest income for the coming year if new

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

financing and investment must take place following an interest rate shift of one percentage point.  The limit for net interest income risk amounted to Skr 275 million (2013: Skr 75 million). The risk amounted to Skr 194 million at year-end 2014 (2013: Skr 38 million). The increase in 2014 is due to SEKs closing of fixed-rate positions in Swedish kronor.

SPREAD RISKS

SEK is exposed to spread risks, which may result in a significant impact on both earnings and own funds. For SEK these impacts consist mainly of accrual effects that mainly even out over time, due to the fact that SEK generally holds both assets and liabilities to maturity. SEK’s spread risks are primarily credit spread risk in assets, credit spread risk in own debt and spread risk in cross currency basis swaps.

CREDIT SPREAD RISK IN ASSETS

Credit spread risk in assets can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in assets’ credit spreads for those assets measured at fair value. Credit spread risk in assets is calculated as the change in present value after a one percentage point increase in the credit spreads. At year-end 2014, the credit spread risk in assets amounted to Skr 479 million (2013: Skr 412 million) and the limit was Skr 700 million (2013: Skr 700 million).

CREDIT SPREAD RISK IN OWN DEBT

Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of an unrealized gains or losses, as a result of changes in SEK’s own credit spread for those liabilities measured at fair value. This risk is not hedged but is limited. Credit spread risk in own debt is calculated, using sensitivities, as the impact on equity as a result of the change in present value after a 20 basis point shift in all of SEK’s credit spreads. At year-end 2014, the credit spread risk in own debt amounted to Skr 645 million (2013: Skr 835 million) and the limit was Skr 1,200 million (2013: Skr 1,300 million). The decrease in this risk is mainly due to a reduction in the expected maturity of structured borrowing.

SPREAD RISK IN CROSS CURRENCY BASIS SWAPS

A change in the cross currency basis swap spreads impacts both the present value of SEK’s positions (cross currency basis swap price risk) and future net interest income (risk to net interest income from cross currency basis swaps).

CROSS CURRENCY BASIS SWAP PRICE RISK

The cross currency basis swap price risk measures a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross currency basis spreads. The cross currency basis swap price risk is calculated, using sensitivities, as the change in present value after an increase in cross currency basis spreads by a varying number of points (varying by currency in accordance with a standardized method based on volatility). The risk for each cross currency basis spread curve is totaled as absolute figures. At year-end 2014, the cross currency basis swap price risk amounted to Skr 372 million (2013: Skr 371 million). The limit is Skr 550 million (2013: Skr 750 million).

RISK TO NET INTEREST INCOME (NII) FROM CROSS CURRENCY BASIS SWAPS

In cases where borrowing and lending are not matched in terms of currency, the future cost of converting borrowing to the desired currency is dependent on cross currency basis spreads. Changes in cross currency basis spreads consequently may have an effect on SEK’s future NII and this risk is calculated by the measure for calculating risk to NII from cross currency basis swaps. The risk to NII from cross currency basis swaps is measured as the impact on SEK’s future earnings resulting from an assumed cost increase (varying by currency in accordance with a standardized method based on volatility) for transfer between currencies using cross currency basis swaps. Borrowing surpluses in the currencies Skr, USD and EUR are considered not to result in any risk to NII from cross currency basis swaps as that SEK endeavors to hold these currencies as lending capacity. At year-end 2014, the risk amounted to Skr 72 million (2013: Skr 113 million). The limit for risk to NII from cross currency basis swaps was Skr 200 million (2013: Skr 250 million).

FOREIGN EXCHANGE RISK

SEK does not hedge currency positions related to unrealized changes in fair value. This is because, based on SEK’s business model, unrealized fair value changes mainly consist of accrual effects that even out over time.

The remaining foreign exchange risk mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. This risk is kept at a low level by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, accrued gains/losses in foreign currency are regularly converted to Swedish kronor.

The risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage point change in the exchange rate between the respective currency and the Swedish krona. When calculating the risk, foreign currency positions related to unrealized fair value changes are excluded. Foreign exchange risk amounted to Skr 2.3 million (2013: Skr 1.4 million) at the end of 2014. The limit for foreign exchange risk was Skr 15 million (2013: Skr 15 million).

OTHER RISKS

SEK’s equities and commodities risks, as well as FX volatility risks only arise from structured borrowing. The structured borrowing is hedged by being swapped to floating interest rates. Even though all structured cash flows are matched through a hedging swap there could be an impact on the result. This is because the valuation of the bond takes account of SEK’s own credit spread, whereas the swap is not affected by this credit spread, and also because of changes in expected maturity for the structured borrowing. Interest rate volatility risk also arises from other transactions with early redemption options. These risks are calculated and limited.

Commodity and equity risk, and volatility risks are calculated using a variety of stress tests. These risks were low at the end of 2014.

LIQUIDITY AND FUNDING RISK

Liquidity and funding risk is defined as the risk, within a defined period of time, of the company not being able to refinance its existing assets or being unable to meet increased demands for liquid funds. Liquidity risk also includes the risk of the company having to borrow at an unfavorable interest rate or needing to sell assets at unfavorable prices in order to be able to meet its payment commitments.

EVENTS IN 2014

In 2014, SEK started reporting liquidity coverage and stable funding in accordance with the CRR.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

DEVELOPMENT OVER TIME OF SEK’S AVAILABLE FUNDS AS OF DECEMBER 31, 2014

RISK MANAGEMENT

The management of SEK’s liquidity and funding risk is regulated by policy documents established by the Board’s Finance and Risk Committee. SEK’s liquidity and funding policy requires that for all credit commitments — outstanding credits as well as agreed but undisbursed credits — there must be funding available through maturity. Available funding is defined as equity and borrowing. For CIRR credits, which SEK manages on behalf of the Swedish government, the company also counts its loan facility with the Swedish National Debt Office as available funding. The Loan facility, granted by the government via the National Swedish Debt Office, amounts to Skr 80 billion (2013: Skr 80 billion) and may only be used to finance CIRR credits. The credit facility is valid through Dec. 31, 2015 and entitles SEK to receive financing over the maturities that the underlying CIRR credits have. No funds have been drawn under this credit facility. This means that no refinancing risk is allowed, as shown in the chart ‘Development over time of SEK’s available funds’. Borrowed funds not yet used to finance credits need to be invested in interest bearing assets; see also the ‘Liquidity placements’ section. Liquidity and funding risk are measured and reported regularly to the Board’s Finance and Risk Committee, the Head of Lending & Funding and the Head of Treasury.

MEASUREMENT AND REPORTING

SEK measures liquidity risk based on a number of estimates of the development of available funds compared with outstanding credit commitments. In the short term deficits in each single currency must be avoided.  This is ensured by means of limits and liquidity estimates, per currency, for the coming eight days. Longer liquidity estimates for periods of up to one year are produced on a regular basis. Long-term, structural liquidity risk is measured and reported regularly as described in the previous section, ‘Risk management’.

FUNDING

SEK’s funding strategy is defined in the Financing Strategy policy document, which is established by the Board’s Finance and Risk Committee. The Financing Strategy aims, among other things, to ensure that SEK’s funding is well-diversified with regard to markets, investors, counterparties and currencies. With regard to maturity, no refinancing risk is allowed; see the previous ‘Risk management’ section.

SHORT-TERM FUNDING

For the purpose of ensuring access to funding, SEK has revolving funding programs for maturities of less than one year. These include a US Commercial Paper program (UCP) amouting to USD 3.0 billion (2013: USD 3.0 billion) and a European Commercial Paper program (ECP) with a total corresponding to USD 4.0 billion (2013: USD 4.0 billion). At year-end 2014, the company had utilized USD 610 million (2013: USD 0 million) under the UCP program and EUR 320 million (2013: EUR 0 million) and USD 300 million (2013: USD 0 million) under the ECP program. SEK also has a swing line that functions as a back-up facility for SEK’s revolving funding program for maturities of less than one year.

LONG-TERM FUNDING

To secure access to large volumes of funding, and to ensure that insufficient liquidity or investment appetite among individual funding sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. In addition, SEK issue bonds in many different geographic markets. The following charts illustrate some aspects of the diversification in SEK’s funding. The first chart shows the breakdown of long-term funding by structure type, while the second chart shows long-term funding raised in 2014 by market.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

TOTAL LONG-TERM FUNDING BY STRUCTURE TYPE AS OF DECEMBER 31, 2014

LONG-TERM FUNDING RAISED IN 2014, BY MARKET

LIQUIDITY PLACEMENTS

To meet SEK’s policy for liquidity and funding risk, borrowed funds, which have not yet been disbursed, must be invested in interest-bearing securities, known as liquidity placements. Management of SEK’s liquidity placements is regulated by the Liquidity Strategy established by the Board’s Finance and Risk Committee. SEK’s liquidity placements can be divided into four sub-components in terms of their size. One of these subcomponents consists of agreed but undisbursed credits. At year-end 2014, the volume of agreed but undispersed credits amounted to Skr 16.0 billion (2013: Skr 20.5 billion). In addition, SEK’s liquidity placements include a liquidity buffer of Skr 15.0 billion (2013: Skr 15.0 billion), which is intended to cover any outflows under the company’s collateral agreements with its derivative counterparties in order to mutually control counterparty risks. Liquidity placements should also include a pre-financing buffer. This pre-financing buffer takes account of funding transactions amounting at least to an equivalent of USD 500 million and maturing within six months. At year-end 2014, the pre-financing buffer amounted to Skr 3.9 billion (2013: Skr 7.8 billion). Finally, liquidity placements include capacity for SEK’s estimated new lending requirements. The aim is for this capacity to provide at least four months’ (2013: six months) normal new lending. The method for measuring new lending capacity was amended in 2014 and the comparative figures below are based on the new method. At year-end 2014, new lending capacity amounted to Skr 40.6 billion (2013: Skr 35.9 billion), which corresponds to 16 months’ (2013: 9 months) normal new lending. The maturity profile of the liquidity placements must reflect the net maturity of funding and lending. Investments must be made in assets of good credit quality. When making such investments, the liquidity of the investment under normal market conditions should be taken into account and the investment’s currency must be in accordance with established guidelines. SEK has the intention to hold these assets to maturity. The volume of the liquidity placements decreased slightly over the year and amounted to Skr 86.6 billion (2013: Skr 86.9 billion) at year-end 2014. The following charts provide a breakdown of the liquidity placements by exposure type, maturity and credit rating as of December 31, 2014.

LIQUIDITY PLACEMENTS BY TYPE OF EXPOSURE AS OF DECEMBER 31, 2014

LIQUIDITY PLACEMENTS BY REMAINING MATURITY (‘M’)

LIQUIDITY PLACEMENTS BY RATING BASED ON NET EXPOSURE

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

CONTINGENCY PLAN

SEK has a contingency funding plan for the management of liquidity crises. The plan describes what constitutes a liquidity crisis according to SEK and what measures SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making structure during a liquidity crisis. An internal and external communication plan is also included. The contingency funding plan is also closely linked with the results of the scenario analyses that are performed regularly. These scenarios aim to increase SEK’s preparedness and ensure that the company can cope with situations such as the partial or complete cessation of various funding sources. The scenarios cover company-specific and market-related problems, both individually and in combination.

OPERATIONAL RISK

EVENTS IN 2014

Over the year, the level of operational risk decreased as a result of long-term work focusing on continuous improvement, well-documented procedures and high awareness of the importance of managing operational risk. The number of incidents increased slightly in the year, while total losses decreased to a low level, well within the risk appetite. During the year, a total of 177 incidents (2013: 153 incidents) were reported. The vast majority of these incidents are minor events that are rectified promptly within respective functions. No major incident occurred during the year. Total losses resulting from incidents amounted to Skr 0.4 million (2013: Skr 4.4 million). Only a small percentage of incidents result in a loss. Continued development of the framework in respect of operational risk has been undertaken, including with regard to security. During the year, the company also appointed a Chief Security Officer, with responsibility for matters such as data security and physical security.

RESPONSIBILITY AND INTERNAL GOVERNANCE

Operational risk exists in potentially all functions within SEK, which means that all the managers of the various functions in the company have a responsibility for effective management of operational risk within their own function. In order to support operational risk management, the company works based on policy documents in accordance with SEK’s framework for operational risk. Responsibility for monitoring, analysis and reporting of operational risk lies with the Risk Control function as does responsibility for monitoring the appropriateness and effectiveness of operational risk management. The Internal Control Committee is the company committee that is responsible for managing and monitoring operational risk.

RISK MANAGEMENT

SEK has a strong focus on preventive measures relating to operational risk. Of particular importance in this are risk analyses, both on an ongoing basis in the event of changes, annually or using appropriate scenarios. Ongoing analysis of changes may relate to the introduction of a new product or a new IT system, changes to a process or a major change such as a reorganization. The company performs annual risk analyses, coordinated with business planning and the internal capital adequacy assessment, as part of strategic planning. Action plans have been developed to manage identified risks, which are then managed as part of the responsibility of the respective heads of functions.

The Risk Control function carries out an aggregated monitoring and analysis of the risks and action plans; the most significant risks are then monitored and analyzed individually. When an operational risk event, or incident, occurs, an analysis is carried out to determine the cause. Action is then taken and managed in order to prevent a repeat of the event.

MEASUREMENT

The company measures the level of operational risk on a quarterly basis. SEK’s conclusion regarding the level of risk is based on an assessment of primarily four components. In brief, these are:

(i)             the number of risks assessed as ‘high risk’ (red),

(ii)          the amount of losses resulting from incidents over the past four quarters,

(iii)       whether incidents have occurred, and if so how many fall outside SEK’s risk appetite for incidents over the last four quarters,

(iv)      whether the company assesses that it has efficient internal controls on financial reporting in accordance with SOX Section 404.

SUSTAINABILITY RISK

EVENTS IN 2014

SEK’s policies on sustainable business and on money laundering and terrorist financing have been updated. In 2014, the company also improved internal procedures for monitoring sustainability requirements regarding financing of large projects. There will also be activities to improve monitoring procedures in 2015. Over the year, 96 percent of the company’s employees attended training in combatting money laundering and terrorist financing and 99 percent of employees attended code of conduct training. Sales units underwent ongoing training in sustainable financing methods. A sustainability group was formed during the year, with specialist capabilities in matters such sustainability risks.

RISK PROFILE

Money laundering and terrorist financing — SEK assesses the risk of contributing to money laundering and terrorist financing as generally low as the company has a relatively small client base and large internationally recognized counterparties. SEK has no retail business. There is a heightened risk in end-customer finance in countries with a high risk of corruption and in the case of complex ownership structures.

Corruption risk — The company’s principal risk of exposure to corruption arises indirectly in connection with lending in countries and sectors with high risk of corruption. Agents in international transactions result in heightened risk.

Human rights — The company’s risk is mainly of indirectly contributing to violations of human rights by lending to end-customers in countries with a high risk of human rights breaches and to projects that could impact local communities.

The environment and labor conditions — The company’s risk profile mainly comprises lending to category A projects and B projects, particularly in countries with high social and environmental risks, or that has an impact on sensitive areas or in which there is insufficient access to information.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

RISK IDENTIFICATION

Potential sustainability risks are identified and classified at project, country and counterparty level in conjunction with lending transactions.

Project risk — Category A projects have a potentially material impact; category B projects potentially have some impact; and category C projects have no or little potential impact.

Country risk — Countries are classified according to risk of violation of human rights, corruption, and money laundering and terrorist financing.

Counterparty risk — Searches are performed in external databases on counterparties regarding significant incidents within the environment, health and safety, human rights, corruption, money laundering, etc.

New clients undergo the company’s know-your-customer procedure and are classified according to requirements for basic, core and further measures. This process includes checks on the client’s identity, any beneficial owner and politically exposed persons with links to the company.

RISK MANAGEMENT

SEK complies with international guidelines for the management of sustainability risks in connection with lending. Risk management consists of procedures, controls and requirements in order to:

•        close channels used by money launderers and to protect the company from being used for money laundering and terrorist financing;

•        comply with the OECD convention on combating bribery, Swedish laws and the Swedish Corporate Governance Code;

•        comply with the UN’s guiding principles for companies and human rights; and

•        meet OECD recommendations on Common Approaches for Government Supported Export Credits and Environmental and Social Due Diligence.

Sustainability risks are managed according to a risk-based approach. In cases of heightened sustainability risk, a detailed sustainability review is performed. Social and environmental terms under the loan agreement are followed up over the term of the loan. The extent and form of the review depends on the size of financing, the level of the identified risks and SEK’s ability to influence the situation. Site visits are carried out where necessary. Detailed sustainability reviews are performed in the following cases:

a)        Category A or category B projects

b)        Projects and businesses in countries with a particularly high risk of corruption

c)         Exporters or, where applicable, applicants that are:

•    included among blacklisted companies,

•    subject to criminal investigation or convicted of bribery or other corrupt behavior in the past five years,

•    SEK has reason to believe that corruption has occurred in the contract in question.

d)        Projects or businesses in countries affected by conflict or countries with particularly high risk of human rights violations.

e)         The counterparty has been involved in significant incidents in the past five years regarding money laundering, corruption,

the environment, human rights violations, health and safety or labor relations.

f)          Transactions with a link to non-transparent jurisdictions in which tax transparency could not be established.

For transactions with a high risk of corruption, the following procedures are carried out:

•      Quality assurance of the exporter’s control systems in relation to international standards,

•      Incident search on end-borrower,

•      More stringent know-your-customer measures,

•      Scrutiny of any agents, and

•      An anti-corruption statement and clause.

In the case of deviations from international standards or other deficient management of sustainability risks, the counterparty is required to take measures to rectify this.

Transactions with high sustainability risk are followed up annually. Follow-up may include:

•      Searches on incidents; and

•      Compliance with sustainability clauses in loan agreements.

GOVERNANCE

SEK’s sustainability work is subject to national and international regulations and guidelines, along with the Swedish government’s policy, instructions of our sole shareholder, the Swedish state and internal policy documents. SEK endeavors to impose adequate requirements in the businesses that SEK finances in order to mitigate negative environmental and social impacts. These requirements are based on international principles within anti-corruption measures, the environment, labor conditions and human rights. The international guidelines that SEK applies are:

•      IFC performance standards and guidelines on health and safety;

•      UN Guiding Principles on Business and Human Rights; and

•      the OECD convention and guidelines on anti-corruption measures.

CONTROL AND MONITORING

SEK conducts internal and external controls to ensure compliance with policy documents within sustainability, anti-corruption measures and money laundering. These internal controls include:

•      Analyzing sustainability risk in accordance with policy documents;

•      Analyzing the organization’s corruption risks on annual basis,

•      Gaining sufficient knowledge of a customer (KYC) before a credit decision;

•      Monitoring sustainability clauses in loan agreements; and

•      Ensuring a counterparty has the correct risk KYC classification.

Engagement with civil society organizations regarding the company’s methods for managing sustainability risks is undertaken annually.

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

NEW REGULATIONS

This sections describe new regulations of major significance to risk and capital management and that have either come into force but will not apply until a few years’ time or that are subject to an active legislation process within the EU.

CAPITAL BUFFERS

In addition to minimum capital requirements under the CRR, CRD IV requirements are introducing a number of capital buffers to be phased in between 2016 and 2018, with full effect in 2019. There is also an option to bring national implementation forward. The own funds requirement for each buffer is expressed as a percentage of the total risk exposure amount (the buffer rate) and must be covered by Common Equity Tier 1 capital. If Common Equity Tier 1 capital is insufficient to meet the buffer requirements, a number of restrictions will not apply, including the limitation of the ability to pay dividends. The capital buffers for global systemically important institutions and a capital buffer for other systemically important institutions is not expected to apply to SEK when they are introduced. The countercyclical buffer requirements are backed by legislation that has been introduced in Sweden. At present, no buffer rate has been activated in any country in which SEK has relevant credit exposures. The Swedish FSA has determined that a buffer rate of 1.0 percent will be applied for credit exposures within Sweden from September 13, 2015. Had the defined Swedish buffer already been introduced, at December 31, 2014 it would have resulted in a buffer requirement of 0.6 percent of the total risk exposure amount. The buffer rate determined by other countries may affect SEK, but since the majority of SEK’s capital requirements for relevant credit exposures are attributable to Sweden, the potential impact on SEK from other countries’ countercyclical capital buffer rates is limited.

The capital buffer for systemic risk is being introduced in Sweden on January 1, 2015. The systemic risk buffer may apply for some or all exposures and apply to all or only some financial institutions within a country. According to the current position of the Swedish Financial Supervisory Authority, the Swedish systemic risk buffer will most certainly not apply for SEK. SEK may be affected by systemic risk buffer rates determined in other countries in which SEK has exposures, but as with the countercyclical buffer the impact will be limited.

LEVERAGE RATIO

A leverage ratio measure has been introduced in the CRR. This measure must now be reported to the supervisory authorities and also published starting 2015. The intention is for a minimum requirement of 3.0 percent to be introduced in 2018, although the precise level may be changed. The purpose of introducing a minimum requirement for the leverage ratio is to complement the risk-based capital adequacy requirements with a measure that is not as sensitive to measurement and modelling errors.

The leverage ratio will be calculated differently as a result of an amendment to the CRR which comes into force in January 2015. This will affect SEK primarily in that off-balance-sheet commitments in the form of agreed but undisbursed credits and offers of credit are treated differently, which will result in an improvement in the leverage ratio. At December 31, 2014, SEK’s leverage ratio was 4.4 percent, calculated according to the applicable rules at that date.

LIQUIDITY COVERAGE RATIO

Liquidity coverage under the CRR is already being reported to regulatory authorities, but there are currently no requirements regarding the lowest permitted liquidity coverage ratio. Requirements for a liquidity coverage ratio amounting to at least 60 percent are to be introduced in the EU on October 1, 2015, after which the requirement will increase gradually to 100 percent by January 1, 2018. In Sweden, however, there are already national requirements for the liquidity coverage ratio to be at least 100 percent both for euro and US dollar as well as for all currencies combined. Accordingly, SEK is already subject to the forthcoming requirements under the CRR. At December 31, 2014, SEK met all of these requirements through having a liquidity coverage ratio of 250 percent for all currencies combined, 771 percent for euro and 197 percent for US dollars.

LONG-TERM LIQUIDITY MEASURE

Reporting of stable funding (NSFR) is already taking place to regulatory authorities under the CRR. Minimum requirements regarding stable financing, however, will not be introduced until the beginning of 2018.

OTC DERIVATIVES

SEK will be further affected by EMIR rules that have yet to be phased in. EMIR is also being continually supplemented with detailed rules in the form of technical standards. As a result of the first central counterparty under EMIR being approved in 2014, the countdown has begun for the introduction of mandatory clearing of OTC derivatives. Mandatory clearing of some standardized instruments is expected to be introduced in 2015, and the number of entities affected will gradually increase over the next few years. SEK is well prepared to meet the forthcoming rules on mandatory clearing and is currently monitoring developments in those parts of the regulations that have yet to be implemented. The OTC derivatives that SEK becomes party to as a result of structured borrowing will generally not be covered by the requirement based on any currently known proposals. Furthermore, in their current form the requirements for special security arrangements do not apply to SEK as the company’s volumes are not that significant.

EXEMPTIONS FROM THE IRB APPROACH

The introduction of the CRR has resulted in changes to requirements for exemption from the IRB approach. If adopted by the EU Commission, the specific conditions set out in a proposed technical standard will make it possible that SEK’s exemptions from the IRB approach for central government exposures will not be renewed when it expires on December 31, 2015. If this is the case, SEK’s capital requirement relating to central government exposures is expected to increase.

INTERNAL CAPITAL ADEQUACY ASSESSMENT

The internal capital adequacy assessment process requires SEK to comprehensively identify the company’s risks and assess the suitability of the risk management, and in light of this assess its capital requirement. Assessing the capital requirement is done using assumptions about its ability to cover the requirement both in a normal economic downturn and under severe financial strain. To assess the requirement in the event of severe financial strain, a stress test is performed of the capital requirement, including an analysis of how much the total capital requirement is affected in

Note 31. Risk and Capital Management	SEK ANNUAL REPORT 2014

stressed global financial markets and other global and local factors affecting SEK’s business model. Finally, the assessed capital requirement is compared with SEK’s own funds and a conclusion is made about capitalization for the planning period. This conclusion also takes account of external factors that are deemed to have an effect during the planning period, such as the impact of forthcoming regulations.

Besides the risks subject to capital coverage under Pillar 1, SEK also analyzes concentration risk, additional market risks and pension risk in the internal capital adequacy assessment. To calculate its internal capital requirement, SEK uses other methods than those used for calculating the capital requirement under Pillar 1. SEK’s assessment is based on the company’s internal calculation of economic capital. In comparison with the legal capital requirement under Pillar 1, economic capital is a more precise and risk-sensitive measure. The total capital requirement under Pillar 2 was Skr 11,107 million (2013: Skr 9,988 million) at December 31, 2014, of which Skr 9,099 million (2013: 7,980 million) was attributable to credit risk, Skr 315 million (2013: Skr 345 million) was attributable to operational risk and 1,693 million (2013: Skr 1,663 million) was attributable to market risk. This compares with the capital requirement under Pillar 1, which was Skr 6,985 million (2013: Skr 6,002 million) at December 31, 2014, of which Skr 6,316 million (2013: Skr 5,592 million) was attributable to credit risk, Skr

267 million (2013: Skr 0 million) was attributable to credit valuation adjustment risk Skr 278 million (2013: Skr 293 million) was attributable to operational risk, Skr 122 million (2013: Skr 112 million) was attributable to foreign exchange risk and Skr 2 million (2013: Skr 5 million) was attributable to commodity risk.

For credit risk, economic capital is based on a quantitative approach whereby Value at Risk (VaR) is calculated at a confidence level of 99.9 percent. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a defined time horizon (usually one year). The methodology used in the VaR quantification is based on the CreditMetrics model. This quantitative approach is also complemented by a comparative analysis of the capital requirement under Pillar 1 and economic capital, as well as by qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the capital requirement calculated under Pillar 1. Factors that result in the capital requirement in the overall internal assessment being higher than the capital requirement under Pillar 1 are name concentration and SEK’s use of a more conservative correlation model than that used under Pillar 1.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Catrin Fransson
Catrin Fransson, President

Stockholm, Sweden

February 24, 2015

EXHIBIT INDEX

Exhibits

1.1	Articles of Association of the Registrant in effect as of the date of this annual report (filed herewith).

2.1

Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (No. 001-08382) dated September 30, 1991 and incorporated herein by reference).

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

2.5

Fiscal Agency Agreement dated April 4, 2014 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.6

Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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

2.8

English-language summary of the Terms and Conditions dated 22 February 2012 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Swedish MTN Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No.001-08382) for the year ended December 31, 2011, filed by the Company on March 19, 2012 and incorporated herein by reference).

2.9

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

2.10

Note Deed Poll dated 2 June 2006 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

7.1	Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

14.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

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