Form 20-F
period 2015-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2016-02-26
CIK 352960

As filed with the Securities and Exchange Commission on February 26, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number : 001-8382

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:(2)

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

☐ Yes   ☐ No

INTRODUCTORY NOTES

In this annual report on Form 20-F (the “annual report”), unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”). See Item 3, “Key Information”, for a description of historical exchange-rates and other matters relating to the Swedish kronor.

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) (the “Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly-owned subsidiary Venantius AB (including its wholly-owned subsidiary VF Finans AB) (the “Subsidiary” and together with the Parent Company, “SEK”, the “Consolidated Group” or the “Group”). In certain instances, information relating to the S-system on a stand-alone basis is provided separately. The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2014: Skr 10 million)” means that the relevant figure for 2014, or as of December 31, 2014, as the context requires, was Skr 10 million.

As used herein, the words “we”, “our”, “us” and “ours” refer to the Parent Company or to the Group, as the context requires.

The Parent Company is a “public company” within the meaning of the Swedish Companies Act (2005:551). A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public companies are allowed to raise funds from the public through the issuance of debt instruments. A public company is required to add the notation “publ” to its name, unless it is evident from the company’s name that the company is a public company.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2015, is available at www.sek.se. Information available on or accessibly through SEK’s website is not incorporated herein by reference.

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

•                  SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recessions may further negatively affect the credit quality of borrowers and cause other risk to counterparties, which may cause credit losses or affect the value of assets;

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

•                  Fluctuations in foreign currency exchange-rates could harm SEK’s business;

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

•                  Negative interest rates may have an impact on SEK’s profitability and

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

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated statement of comprehensive income data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and the consolidated statement of financial position data as of December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).

While complying with IFRS, SEK also complies with additional requirements of the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the Recommendation RFR1. Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of Finansinspektionen (the Swedish FSA) (FFFS 2008:25).

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2015	2014	2013	2012(1)	2011(1)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

Net interest revenues	1,662	1,578	1,555	1,880	1,871
Operating income	2,056	2,078	1,958	1,392	2,500
Operating profit (A)	1,535	1,629	1,408	824	1,889
Net profit (after taxes)	1,187	1,260	1,090	709	1,400
Dividend per share (Skr) (B)	89.22	94.74	81.96	53.29	105.26
Total comprehensive income (C)	1,049	1,494	823	868	1,663
Ratios of earnings to fixed charges (D)	2.31	1.74	1.54	1.23	1.47

(1) Adjusted, please see Item C below

(A) Operating profit equals operating income minus personnel expenses, other administrative expenses, depreciation and impairment of non-financial assets and net credit losses. See the Consolidated Statement of Comprehensive Income.

(B) The dividend for the year ended December 31, 2015 is to be proposed to the Annual General Meeting which will be held in April 2016, and is subject to approval at that meeting.

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

	December 31,
(In Skr mn, unless otherwise stated)	2015	2014	2013	2012 (1)	2011 (1)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Total loans outstanding (E)	205,097	218,222	201,477	192,907	195,600
Total assets	280,411	325,166	306,554	313,136	319,702
Total debt	235,644	284,137	270,822	275,650	276,420
of which subordinated	2,088	1,945	1,607	3,013	3,174
Equity (F)	16,828	16,157	14,990	14,380	13,932
of which share capital	3,990	3,990	3,990	3,990	3,990
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	280,411	325,166	306,554	313,136	319,702

(1) Adjusted, please see item F below

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

(F) For the years 2012 and 2011 equity was amended in 2013 due to the implementation of IAS 19R.

B                   Foreign Exchange-rates

The Group’s presentation currency is the Swedish kronor (“Skr”). The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average (A)	Period End
2015	8.8390	7.8117	8.4477	8.3524
2014	7.8117	6.3392	6.9339	7.8117
2013	6.8360	6.2940	6.5221	6.5084
2012	7.2850	6.5005	6.7747	6.5156
2011	6.9759	6.0050	6.4941	6.9234
2010	8.0593	6.5145	7.2053	6.7571

(A) The average of the exchange-rates on the last day of each month during the period

Calendar Month 2015	High	Low
September	8.4607	8.1810
October	8.5365	8.1152
November	8.7395	8.5162
December	8.7025	8.3459

Calendar Month 2016	High	Low
January	8.6024	8.5057
February 1st until February 19th	8.5749	8.344

The noon buying rate on February 19, 2016 was $1.00 = Skr 8.4426

No representation is made that Swedish krona amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

C                   Risk Factors

Disruptions in the financial markets or economic recessions may have an adverse effect on SEK’s ability to repay its debt.

SEK’s financial performance, as represented in its statement of financial position and of comprehensive income, may be adversely affected by a number of factors, many of which are outside the Group’s control. Disruptions in the international financial markets and the worldwide recession that we witnessed a few years ago had both direct and indirect effects on SEK’s profitability, asset quality, and its ability to finance its operations. Such future disruptions or global recessions may reduce the Group’s ability to repay its debt.

In addition, certain economies around the world are currently in recession and some major countries are experiencing slow growth. The decline in commodity prices are also to a large extent an effect of slower growth in the world, particularly the slowdown in growth taking place in China. This, or any return to recessive conditions in any significant market that has recently emerged from recession, may ultimately impact the industrial development of commercial or industrial entities in countries around the world, which could also affect the business volumes, profitability or asset qualities of the Group. There can be no certainty that measures taken by various governments and monetary authorities will succeed in re-establishing, on a sustainable basis, the conditions necessary for economic growth. Therefore, uncertainty remains as to the future global economic outlook, and many countries’ economies could experience long periods of slow growth or recurring recessions.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances — including, but not limited to, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange-rates, and concerns over the financial health of sovereign governments and their instrumentalities — may have negative consequences for the companies and industries that the Group provides financing to (as well as the financial condition of SEK’s financial counterparties) and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfill its debt obligations.

SEK is exposed to credit risk even in normal economic circumstances. Disruptions in the financial markets or economic recessions may further negatively affect the credit quality of borrowers and cause other to risk counterparties, which may cause credit losses or affect the value of assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers or counterparties credit demand or that they may become delinquent in their loans or other obligations to SEK. SEK has, in the recent past, been forced to write down the value of some of its assets as a result of disruptions in the financial markets, and SEK may be forced to do so again in future periods. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have negative impacts on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. Continuing market turmoil and ongoing recessions in certain major countries have made it very difficult for many issuers to obtain financing, especially for debt instruments with longer maturities. Continued market disruptions may make such borrowing more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations. In addition, in the wake of the financial disruptions from 2008 and onwards, there have been proposals of new stricter regulations under the Basel regime with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to have larger own funds in relation to their risk-weighted assets as well as have better matched borrowing in relation to their obligations. Furthermore, tighter rules on which assets can be defined as liquidity reserves as well as stricter requirements on clearing of derivatives are important parts of the regulations. Compliance with such new rules may increase the costs of borrowing for all financial institutions, including SEK.

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

Fluctuations in foreign currency exchange-rates could harm SEK’s business.

As an international lending institution, the Group is subject to some exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange-rates that affect the value in Swedish currency of the Group’s foreign-currency obligations. The values of a majority of the items presented in the statement of financial position are subject to fluctuations as a result of changes in the exchange-rate between the Swedish krona and other currencies, such as the U.S. dollar/Swedish krona and the euro/Swedish krona exchange-rates. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange-rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations. As part of its ordinary business activities, SEK has a material amount of euro-denominated assets reported in its statement of financial position as well as euro-denominated debt. Because of uncertainty surrounding the capacity of Eurozone countries’ ability to handle the financial problems many of these countries are currently experiencing, the euro may fluctuate against the Swedish krona or any other currency in which SEK has assets or liabilities. SEK might therefore be harmed by such fluctuations in exchange-rates. Recent developments in Russia have had a negative impact on SEK’s customers, while recent developments in Greece have only had indirect effects through their impact on financial markets.

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

Broadly, operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, and information security failures or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance and/or ability to repay its debt. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

There is also a risk that SEK’s reputation will be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments, including those that are not explicit. Although operational risks can be reduced by properly documented processes, adequate systems, a culture of sensitivity to risk, compliance with regulations, effective corporate governance and other factors supporting internal control, such procedures may not be effective in controlling each single operational risk SEK faces. A significant failure in managing our operational risk could materially and adversely affect SEK’s business, financial condition, results of operation and/or ability to repay its debt.

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

In December 2010, the Basel Committee on Banking Supervision presented an extensive new package of rules known as Basel III, intended to supersede the previous Basel II standard. As of January 1, 2014, new rules according to Basel III came into force within the European Union by means of the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD IV). The CRR is directly applicable legislation in the European Union. The rules of the CRD IV must be transposed into national law, and the new Swedish laws Credit Institutions and Securities Companies (Special Supervision) Act (2014:968) and the capital Buffers Act (2014:966) were enacted and came into effect as of August 2, 2014. In some cases the new rules are subject to transitional arrangements, while in other cases binding rules are still not finalized. The areas in which rules have yet to be finalized include, but are not limited to (i) the minimum requirements on leverage, particularly the minimum leverage ratio of 3.0 percent which is intended to apply from 2018 and which may be increased following the evaluation period and (ii) minimum requirements on net stable funding, for which the final rules are yet to be finalized, and which are expected to apply from 2018 as well. As for regulations regarding deduction from own funds related to prudent valuation, the final regulatory technical standard has been approved for adoption on February 17, 2016, and could therefore significantly affect the reduction needed to be made from own funds with regard to prudent valuation of financial instruments, even though SEK already in 2015 has applied the standard in accordance with the final draft of the regulatory technical standard. On numerous topics the regulations will be further specified by means of binding technical standards or amended according to stated intentions. The implications of such changes are, as yet, not fully known. Furthermore, the new regulations have introduced a higher level of discretion for national supervisory authorities to impose further capital requirements and such decisions may adversely affect SEK. Finally, the Basel Committee on Banking Supervision continuously releases amendments or revisions to the Basel III standard. Such initiatives, following implementation within the European Union, may also adversely affect SEK.

In addition, the European Market Infrastructure Regulation (EMIR) regarding OTC-derivates, central counterparties and trade repositories, came into effect on August 16, 2012. EMIR will impose, in some cases, mandatory central clearing of derivatives. The future clearing obligations according to EMIR will also gradually widen, and the regulation will be further supplemented by means of binding technical standards. During 2016, additional part of the regulation will come into effect related to central clearing of certain OTC-derivatives. SEK are defined as an institution in category 2 in this context, and in November 2015 it was decided that institutions in category 2 will be obliged to clear certain OTC-derivatives from December 2016 for such transactions that was entered into from May 2016. This new regulation may affect SEK’s business by increasing costs and putting restraints on the way SEK can conduct its business with regard to derivatives, if those derivatives are not cleared through a central clearing house. EMIR may thus have a negative impact on cash flows, posting of collaterals, counterparty exposure and financial reporting.

Furthermore, from March 2017, it will be compulsory for SEK to post variation margin on non-cleared derivatives. This may result in significantly higher amount of negative cash flows than under the present regulatory environment.

The Bank Recovery and Resolution Directive (BRRD) entered into force in the European Economic Area as of January 1, 2015. The BRRD has been fully implemented in Swedish law through the Swedish Resolution Act 2016 (2015:1016) as of February 1, 2016. During 2015 part of BRRD was implemented through regulation by Finansinspektionen (the Swedish FSA) which required the establishment of a contingency borrowing plan by SEK.  As from 2016 all the requirements in accordance with BRRD have been implemented through legislation in Sweden. Pursuant to BRRD, SEK is subject to minimum requirement for own funds and eligible liabilities, which is a parallel requirement to CRR. The minimum requirement is to be determined individually for each institution by the national resolution authority, which in Sweden is Riksgäldskontoret (the Swedish National Debt Office). SEK has not yet been informed by Swedish National Debt Office which minimum requirement that is applicable to SEK, however it is not probable that the requirements will have an significant impact on minimum requirements on SEK’s capitalization.

The introduction of a debt write-down tool in accordance with BRRD may lead to debt instruments that could be written down or converted into share capital possibly being priced differently and the risk of a write-down being priced in, even though the principle under the regulation is that investors should not be worse off than under an ordinary bankruptcy process. Resolution action should be taken only where necessary in the public interest and any interference with rights of shareholders and creditors which results from resolution action should be compatible with the Charter of Fundamental Rights of the European Union (the Charter). In particular, where creditors within the same class are treated differently in the context of resolution action, such distinctions should be justified in the public interest and proportionate to the risks being addressed and should be neither directly nor indirectly discriminatory on the grounds of nationality. The effect of the introduction of this debt write-down tool on total capital and financing costs, as well as other possible effects, is however, still difficult to assess.

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach, the IRB Foundation Approach. The Swedish FSA has previously, however, granted the company certain exemptions from the IRB approach. For exposures covered by the exemptions the standardized approach is applied rather than the IRB approach. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. For exposures to central and regional governments outside Sweden and to multilateral development banks, SEK has an exemption until December 31, 2015. During 2015 the Swedish FSA has revised it views and will not prolong such exemptions. Therefore, SEK has asked the Swedish FSA for permission to apply an IRB approach for those exposures exempted until December 31, 2015 and until such permission has been granted to prolong the time-limited exemptions. Pillar 1 capital requirements for the exposures covered by the application could increase significantly when an IRB approach is applied.

On May 22, 2015, European Banking Authority (EBA) issued guidelines on the management of interest rate risk arising from non-trading activities, or interest risk in the banking book (IRRBB), which came into force on January 1, 2016. The guidelines require a significant higher degree of sophistication with regard to measuring of interest rate risk then previously that may result in increase in capital requirements related to market risk.

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

Negative interest rates may have an impact on SEK’s profitability.

Negative interest rates may result in lower net interest income and might negatively affect the value of assets and liabilities. For example, negative interest rates may render hedges less effective if interest rate is to be paid on the hedge while there is no compensation on the hedged item. Furthermore, increased prepayments on loans and lower spread between rates on assets and liabilities might also have a negative impact on net interest income. Finally, negative interest rates leads to valuation risk due to potential changes in market practice for how to incorporate negative interest rates in the valuation.

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

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A                   History and Development

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) is a “public company” under the Swedish Companies Act (2005:551). It is wholly owned by the Swedish State through the Ministry of Enterprise and Innovation (“Sweden” or the “State”).

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

In 2015, SEK’s new lending to Swedish exporters and their customers amounted to Skr 104.6 billion (2014: Skr 57.1 billion), of which end-customer finance amounted to Skr 85.3 billion (2014: Skr 33.9 billion) and the volume of corporate lending was Skr 19.3 billion (2014: Skr 23.2 billion).

The main reason behind the extraordinarily high volume of new lending was our signing of the financing agreement, in the third quarter, for Brazil’s purchase of the Gripen fighter aircraft from Saab. This is SEK’s largest ever lending transaction and comprises a loan from SEK corresponding to a total of Skr 41.9 billion.

In summer 2015, demand from Swedish exporters for SEK’s lending increased and continued in the same vein for the entire second half of 2015. SEK’s assessment is that the underlying reason is a combination of rising concern in capital markets around the world and a general increase in Swedish exporters’ activity due to improved economic conditions, particularly in Europe. During 2015, SEK has not only received numerous inquiries, primarily concerning export credits, but also closed many business deals. Another explanation for the increase in new lending is that SEK now reaches more Swedish companies than ever before. Since the start of 2015, SEK’s services have become available to medium-sized exporters, and SEK have dedicated separate resources to assist this group. Several companies have discovered the added value of having another source of financing as a complement to their bank or banks.

We are continuing the development of our initiatives in sustainable financing. In 2015, we issued our first green bond for a total of USD 500 million. Our new lending to green projects totalled Skr 988 million in 2015. The underlying projects of the total green portfolio help to reduce carbon dioxide emissions in the world and reflect the Swedish environmental expertise. During the year, we approved loans to five large international projects with characterized by potentially high sustainability risks. These were all subject to our in-depth examination and assessed as meeting OECD guidelines for social and environmental issues. We updated our Sustainable Business Policy to include the Equator Principles as a reference for examining and financing projects. We initiated a project to develop our responsibility for human rights in conjunction with export credits. To improve capital efficiency and because of extremely low margins on liquidity investments, we reduced the size of the liquidity portfolio during the year. However, we continue to have healthy new lending capacity, sufficient to be able to secure long-term financing for Swedish exporters.

During 2015, SEK had a credit facility with the Swedish National Debt Office of Skr 80 billion, in order to further enhance the ability to promote the Swedish export industry. SEK has not yet utilized the credit facility. In December 2015, the Swedish parliament decided that the credit facility for 2016 should amount to Skr 125 billion. The credit facility is only available for loans covered by the State’s export credit support (CIRR).

The Board of Directors has resolved to propose at the Annual General Meeting that a total dividend of Skr 356 million (2014: Skr 378 million) be paid in accordance with company’s dividend policy.

SEK has not made any material capital expenditure, nor engaged in any other material divestitures or acquisitions (including interests in other companies) during the three financial years preceding the date of this report.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the S-system. With support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries which have similar support from their respective domestic export credit agencies, which also provide government-supported export credits. SEK’s lending exclusive of the S-system, faces competition from other Swedish and foreign financial institutions, as well as from direct and indirect financing programs of exporters themselves.

The following table summarizes SEK’s loans outstanding, including the S-system and debt outstanding as of December 31, 2015 and 2014:

	At December 31,
Skr mn	2015	2014
Total loans outstanding(A)	205,097	218,222
Total debt outstanding (B)	235,644	284,137

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

(B) Includes subordinated debt of Skr 2,088 million and Skr 1,945 million as of December 31, 2015 and 2014, respectively.

Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2015:

	Year ended December 31,
Skr mn	2015	2014
Offers of long-term loans accepted	104,583	57,118
Total loan disbursements	-56,404	-57,495
Total loan repayments	70,777	65,171
Total net increase/ (decrease) in loans outstanding	-13,125	16,745
Loans outstanding	205,097	218,222
Loan commitments outstanding but undisbursed	63,438	16,028

(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the commercial and financial institutions’ need for the funds. Currency exchange-rate effects also affect the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of loan disbursements as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single financial year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans”.

Total loans outstanding by type of loan:

Skr mn	2015	2014	2013	2012	2011
End-customer finance	118,284	128,165	155,137	103,973	101,142
Corporate lending	86,813	90,057	46,340	88,934	94,458
Total	205,097	218,222	201,477	192,907	195,600

Most of the loans granted by SEK are granted to purchasers of Swedish exports. Measured by revenues, the largest markets for the export of goods from Sweden are in Western Europe. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure.  For additional information on SEK’s approach to risk, see Note 26 and Note 29 to the Consolidated Financial Statements.

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the Swedish Exports Credit Guarantee Board (EKN), the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (Coface) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. At year-end 2015, government export credit agencies guaranteed a total of Skr 160,0 billion (year-end 2014: Skr 173.5 billion), or 49.0 percent (year-end 2014: 46.9 percent) of SEK’s total credit exposures. Skr 106.2 billion (year-end 2014: Skr 118.8 billion) covered corporate exposures, Skr 1.9 billion (year-end 2014:  Skr 2.6 billion) covered exposures to financial institutions, Skr 0.6 billion (year-end 2014: Skr 0.6 billion) covered exposures to regional governments and Skr 51.3 billion (year-end 2014: Skr 51.5 billion) covered sovereign exposures.

The following tables show SEK’s gross and net credit exposures, respectively, to counterparties by geography and type of counterparty (taking into account applicable guarantees but not collateral) as of December 31, 2015 and 2014.

Gross exposure by region and exposure class, as of December 31, 2015

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	9.9	—	1.3	—	42.8	1.2	2.2	—	59.6
Regional governments	0.6	—	—	—	—	—	5.6	1.1	0.0	7.3
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.7	0.0	4.7	2.2	2.1	13.4	17.6	0.4	47.6
Corporates	20.1	19.9	3.8	26.6	0.3	12.5	67.7	48.7	11.3	210.9
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	25.4	34.5	3.8	32.6	2.5	57.4	87.9	70.4	11.7	326.2

Gross exposure by region and exposure class, as of December 31, 2014

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	8.4	—	0.4	—	43.0	7.9	4.8	0.0	66.7
Regional governments	0.7	—	—	—	—	—	11.8	0.5	—	13.0
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.5	3.6	0.2	12.5	4.0	2.0	14.2	23.5	0.4	61.9
Corporates	17.6	22.5	14.0	27.0	0.5	12.1	70.2	45.2	12.9	222.0
Securitization positions	—	—	—	1.1	1.2	—	—	4.1	—	6.4
Total	22.0	34.5	14.2	41.0	5.7	57.1	104.1	78.4	13.3	370.3

Item 4B Net exposure

Net exposure by region and exposure class, as of December 31, 2015

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure by region and exposure class, as of December 31, 2014

Skr billion	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.2	80.7	3.5	370.3

SEK has no exposure to subprime, Alt-A, negative amortizing or other loans that it would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

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

After such individual determinations have been made and if there is no objective evidence for impairment of an individually assessed financial asset, regardless of whether the asset is individually material or not, SEK includes the asset in a group of financial assets with similar credit risk characteristics and determines collectively any need for impairment of such assets. The need for impairment is related to loan losses which have been incurred as of the balance sheet date but have not yet been identified as individual loan losses. The reserve related to such impairment not linked to a specific counterparty is based on internal assessments of the credit quality of SEK’s assets, as manifested in, among other things, the credit ratings of counterparties, as determined either externally by a credit rating agency or internally in accordance with SEK’s own model for credit rating. If there is objective evidence for a general downward trend with regard to such rating this could constitute evidence for a need for an additional provision.

The following tables show SEK’s net credit losses and changes in reserves of financial assets, respectively, for the periods indicated.

Net credit losses

	For the Year Ended December 31,
Skr mn	2015	2014	2013	2012	2011
Credit losses	-33	-30	-68	-72	-125
Reversal of previous write-downs	279	378	22	37	14
Net impairments and reversals	246	348	-46	-35	-111
Established losses	-211	-277	-3	-2	-4
Recovered credit losses	1	2	10	14	4
Net credit losses	36	73	-39	-23	-111
of which related to loans(1)	35	11	-32	-48	-78
related to liquidity placements(1)	1	62	-7	25	-33

(1)For the definition of loans and liquidity investments, see Note 11 to the Consolidated Financial Statements.

Changes in reserves of financial assets

	For the Year Ended December 31,
Skr mn	2015	2014	2013	2012	2011
Opening balance	-464	-757	-711	-676	-565
Reserves used to cover write-offs (charge-offs)	-9	-5	—	—	—
Net impairments and reversals	246	348	-46	-35	-111
Currency effects	-9	-50	0	—	—
Closing balance	-236	-464	-757	-711	-676
of which related to loans(1)	-228	-236	-260	-221	-161
of related to liquidity placements(1)	-8	-228	-497	-490	-515

(1) For the definition of loans and liquidity investments, see Note 11 to the Consolidated Financial Statements.

SEK exclusive of the S-system

Outside of the S-system, (or in “SEK exclusive of the S-system,” as we refer to the business of SEK other than the S-system), SEK reports loans in the following categories:

Loan Types and Underwriting Policies

(a) Lending to Swedish exporters (corporate lending)

(b) Lending to international buyers of Swedish capital goods and services (end-customer finance)

•                  export credits;

•                  loans for the funding of export lease agreements;

•                  trade finance;

•                  project finance

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

Loans outstanding (exclusive of those under the S-system) as of the dates indicated were distributed among SEK’s various categories of loans as follows:

Loans outstanding (exclusive of the S-system) by type of loans:

	As of December 31,
Skr mn	2015	2014	2013	2012	2011
End-customer finance	74,207	79,867	111,890	64,474	66,915
Corporate lending	86,813	90,057	46,340	88,934	94,458
Total	161,020	169,924	158,230	153,408	161,373

Interest Rates

Outside the S-system, export financing is extended at prevailing market rates of interest. The Group normally makes loan offers at a quoted interest rate that is subject to change prior to acceptance of the loan offer (a non-binding offer). When a borrower accepts a non-binding loan offer, the interest rate is normally set at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises. Binding offers can also be provided and are offers with a higher degree of commitment to the customer with regard to disbursement of the loan than non-binding offers, regardless of whether the interest rate is fixed or not.

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

Offers granted by the Group for loans that borrowers accepted (exclusive of those under the S-system) were distributed among SEK’s various categories of loans as follows as of December 31, 2015 and December 31, 2014.

Offers accepted, type of loan

Skr billion	2015	2014
End-customer finance	34.5	28.2
Corporate lending	19.3	23.2
Total	53.8	51.4

Of the total volume of offers accepted during 2015, Skr 3.4 billion (2014: Skr 2.8 billion) had not been disbursed at the end of the respective reporting period. If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, an accepted loan may never be disbursed, including as a result of changes in the customer’s need for the funds. Currency exchange-rate effects also affect the amount of loan commitments that will result in loans outstanding.

Currency

SEK extends loans in different currencies, depending on the needs of its borrowers. Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (taking into account the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems sufficient. The Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective loans. The Group may accordingly decide not to hedge particular loan commitments for movements in interest rate risk until sometime after they are made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Parent Company’s Board of Directors. SEK’s policies are described in Note 29 to the Consolidated Financial Statements.

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2015.

	Percentage of loan offers accepted
Currency in which loan is denominated	2015	2014
Swedish kronor	34%	22%
Euros	14%	20%
U.S. dollars	47%	51%
Other	5%	7%
Total	100%	100%

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

The following table sets forth the volumes of offers accepted, undisbursed loans at year end, new loans disbursed and loans outstanding at year-end under the various programs in the S-system for each year in the two-year period ended December 31, 2015.

The volume of offers accepted in the S-system increased significantly during 2015 as compared to 2014. This is mainly related to one large transaction executed during 2015. Of the total amount of outstanding loans, loans in the S-system amounted to Skr 44.1 billion (year-end 2014: Skr 48.3 billion), representing a decrease of 9 percent from year-end 2014. The decrease of credits in the S-system is partly due to currency exchange-rate effects because of the strengthening of the USD against the Swedish krona during 2015.

	Concessionary Loan Program		CIRR-loans		Total
Skr mn	2015	2014	2015	2014	2015	2014
Offers accepted	—	—	50,825	5,668	50,825	5,668
Not disbursed loans at year-end	40	47	54,598	7,482	54,638	7,529
New loans disbursed	16	10	6,027	7,610	6,043	7,620
Loans outstanding at year-end	949	921	43,128	47,377	44,077	48,298

The following table sets forth the volume of loans outstanding in the S-system by type of loan as of December 31 in each of the years indicated.

Loans outstanding in the S-system by type of loans

Skr mn	2015	2014	2013	2012	2011
End-customer finance	44,077	48,298	43,247	39,499	34,227
Corporate lending	—	—	—	—	—
Total	44,077	48,298	43,247	39,499	34,227

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

The aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules, and the Swedish government reimburses SEK through the S-system for the costs incurred as a result of SEK’s participation in such program as well as costs if any in the CIRR financing.

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

Credit Support for Outstanding Loans

The Group’s policies with regard to counterparty exposures are described in detail in Note 29 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s outstanding loans and guarantees as of December 31, 2015 and December 31, 2014. Although most loans fall into more than one category for any given loan, this table reflects only the counterparty (either borrower or guarantor) that SEK believes to be the stronger in terms of creditworthiness.

	2015	2014
Loan credit exposure to Swedish State guarantees via EKN(A)	34%	39%
Loan credit exposure to Swedish credit institutions(B)	3%	3%
Loan credit exposure to foreign bank groups or governments(C)	25%	20%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	24%	24%
Loan credit exposure to municipalities	4%	4%
Loan credit exposure to other foreign counterparties, primarily corporations	10%	10%
Total	100%	100%

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

(B) As of December 31, 2015, loans in this category amounting to approximately 1 percent (2014: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 2 percent (2014: 2 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) As of December 31, 2015, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments including guarantees in the form of bank guarantees or credit derivatives.

(D) As of December 31, 2015, approximately 10 percent (2014: 9 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See also Note 26 to the Consolidated Financial Statements.

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

During 2015, SEK’s sub-participation in this single legacy financing arrangement generated gross revenues of Euro 32,143.27 and net interest revenues of Euro 13,564.41. These amounts represent less than 0.03 percent of SEK’s gross revenues and net interest revenues for the year. SEK is actively exploring the possibility of exiting the arrangement through assignment of its minority sub-participation interest to another participant bank.

C          Organizational Structure

SEK organizes its activities in one Lending function which serves all customers with all products within SEK’s product range. The Lending function is responsible for all customer relations contacts and  cooperates with a Credit function and a Treasury group. SEK also maintains a risk control unit and a compliance function as well as staff and support functions.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 29 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board of Directors decided, that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board of Directors has appointed KPMG to be responsible for the independent internal audit function and they have commenced their assignment in January 2012. Their assignment has been prolonged for 2013, 2014 and 2015 as well. The company’s goal in appointing an external party in order to perform the internal audit is to benefit from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the company’s internal risk model. SEK’s Risk and Compliance Committee, of which the Chief Executive Officer (CEO) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

Swedish Government Supervision

Supervision by the Finansinspektionen (the Swedish FSA)

SEK operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (2004:297) (the “Act”). As such, it is, individually and on a consolidated basis, subject to supervision and regulation by Finansinspektionen (the Swedish FSA) which licenses and monitors the activities of credit market institutions to ensure their compliance with the Act and the regulations linked to it and such institutions’ corporate charters.

Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, quarterly, semiannual and annual basis and may conduct periodic inspections. The Swedish FSA also may (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

In 2011, the Swedish FSA initiated an industry-wide inquiry into financial institutions’ reporting of the financial instruments they hold and certain aspects of their handling of market risk. SEK cooperated with this inquiry and SEK has had a dialogue with the Swedish FSA since, and has regularly informed about the timetable and improvements achieved within this area. In February 2015, the Swedish FSA informed SEK that it expected SEK to enhance its reporting of market risk furthermore and to address certain related issues. During 2015 a program to further improve the risk management capabilities within this area has been initiated. The work is planned to be finalized in 2016.

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

As a credit market institution, SEK is also subject to prudential regulations relating, to among other areas, its capital adequacy, its maximal exposure to any group of interconnected clients and its liquidity position.

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

The current regulations introduced by CRR and CRD IV replace regulations of the previous revision of the Basel accord, Basel II, which had been the prevailing standard since 2007, as it was incorporated into EU and Swedish legislation. On several topics Basel II rules are however still partially or completely in force, due to transistional periods in CRR or CRD IV. CRR, as amended, and CRD IV, as incorporated into national legislation, apply to credit institutions, including SEK, within Sweden and the European Union.

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

(i) Pillar 1 deals with minimum capital requirements for credit risks, credit valuation adjustment risks and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have Own funds that in size and composition are sufficient to meet those minimum capital requirements. The capital requirements and the Own funds are calculated in accordance with the CRR (until year-end 2014: Capital Adequacy Act (2006:1371) and the Swedish FSA’s regulations and general guidelines regarding capital adequacy and large exposures (FFFS 2007:1)). The stricter minimum requirements that were introduced with the CRR are subject to transitional arrangements, however the Swedish FSA has chosen to, in most cases, require institutions to comply with those rules immediately according to their respective regulations regarding prudential requirements and capital buffers (FFFS 2014:12). Pillar 1 allows institutions to choose between various alternatives based on their level of development; with regard to credit risks, the standardized approach is the simplest approach. It is similar to the approach required by Basel I, but contains more risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the Foundation IRB approach (internal ratings-based approach). Under the Foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk classifications. The Swedish FSA approved SEK’s application to be allowed to use a Foundation IRB approach in February 2007. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers a large proportion of the company’s exposures. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and then the standardized approach is applied instead. SEK has permanent exemptions for exposures to Swedish central and regional governments. SEK was also in 2014 granted a permanent exemption, which superseded a previous temporary but otherwise equivalent exemption, from the IRB approach regarding exposures in the Customer Finance business area. This permanent exemption is subject to the prerequisite that the exposures covered will not have a significant impact on the risk profile of SEK. Also, SEK has time-limited exemptions until December 31, 2015 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish FSA for approval of an IRB approach for those exposures with time-limited exemptions. SEK has also applied for a temporary prolongation of the time-limited exemptions until an IRB approach for the affected exposures is approved. Minimum capital requirements for these exposures will increase when, subject to approval from the Swedish FSA, an IRB approach is applied.

(ii) Pillar 2 concerns national supervisory authorities’ evaluation of risks and describes requirements on institutions’ processes for risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy and Liquidity Assessment Process (ICAAP) also takes into account qualitative risks. SEK annually assesses the development of its future capital and liquidity requirements and available capital primarily in connection with the three-year business plan being updated.

(iii) Pillar 3 concerns, and places requirements on, openness and transparency and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the above mentioned FFFS 2014:12 (until year-end 2014: the Swedish FSA’s regulations and general guidelines regarding public disclosure of information concerning capital adequacy and risk management (FFFS 2007:5)). SEK reported in accordance with Pillar 3 for the first time in the Annual Report for 2007. Since 2008, SEK has also published a separate report in accordance with Pillar 3:”Capital Adequacy and Risk Management Report, Pillar 3”.

As mentioned above, CRR also introduces new liquidity standards: liquidity coverage ratio (LCR) and net stable funding ratio (NSFR). LCR requires that a bank holds enough high quality liquid assets to cover their projected net cash outflows in a 30-day stress scenario. The EU Commission has published a delegated act on LCR. The detailed LCR rules came into force on 1 October 2015 with phase-in of 60% in 2015, 70% in 2016, 80% in 2017 and 100% in 2018. In Sweden, the Swedish FSA has progressed faster in liquidity regulations and implemented a tougher LCR requirement already in the beginning of 2013. NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of their assets and off-balance sheet activities under both normal and stressed conditions. Minimum requirements will however not come into force until 2018.

The principal measure of capital adequacy, according to previous (Basel II) and current (Basel III as it is implemented with the CRR) standards, is a capital to risk exposure amount ratio, which compares the Own funds, as defined in the CRR, to the total of risk-weighted exposures, that is assets and off-balance sheet items measured according to the risk level. According to CRR, Own funds consist of three components with different level of quality from a loss absorption perspective. The highest quality is the Common Equity Tier 1 capital, which includes equity capital after certain adjustments and deductions. The next level is the Additional Tier 1 capital which, subject to detailed requirements, consists of some kinds of highly subordinated, perpetual debt or hybrid capital. Tier 1 capital is the sum of Common Equity Tier 1 capital and Additional Tier 1 capital. Tier 2 capital constitutes the third component and consists of, subject to detailed requirements, some kinds of subordinated debt that among other things must have an original maturity no less than five years. The measure on Common Equity Tier 1 capital was formally introduced with the CRR. Most items previously deducted from total Own funds will according to CRR be deducted directly from Common Equity Tier 1 capital. One of the key purposes of the Basel III standards is to improve the quality of the Own funds of financial institutions and to increase transparency standards regarding the different components that comprise the Own funds. The introduction of Basel III with CRR have imposed a narrower definition of Tier 1 capital with stricter requirements on included instrument and an overall focus on Common Equity Tier 1 capital. Also, the CRR introduced stricter capital requirements related to exposures to financial institutions and a new capital requirement for credit valuation adjustment risks, covering additional risks related to derivatives positions.

The minimum total capital ratio requirement under Pillar 1 is 8.0 percent, a requirement that not has changed with the CRR. However, the CRR introduced additional requirements on the higher quality components of capital, with a minimum requirement of 4.5 percent and 6.0 percent relating to Common Equity Tier 1 capital and Tier 1 capital, respectively. These additional requirements are subject to transitional arrangements according to CRR, but the Swedish FSA has opted to require financial institutions, including SEK, to fulfill them already as of January 1, 2014. In addition to these minimum ratios there are capital buffers requirements that SEK must meet with Common Equity Tier 1 capital with the result, as of December 31, 2015, that SEK’s actual Common Equity Capital Ratio must exceed 7.7 percent (year-end 2014: 7.0 percent). Failure to meet the additional buffer requirements triggers among other things restrictions on distributions. SEK’s policy is to maintain Own funds well in excess of the regulatory minimum requirements.

The Common Equity Tier 1 capital ratio is a new metric that became a required disclosure as of January 1, 2014. This ratio, as it has been disclosed prior to January 1, 2014 has been based on a definition where Common Equity Tier 1 capital consists of Tier 1 capital excluding additional Tier 1 capital (in the form of perpetual subordinated debt). As of January 1, 2014 and henceforth the Common Equity Tier 1 capital is calculated according to CRR, in some cases subject to transitional arrangements. SEK’s Common Equity Tier 1 capital ratio was 21.6 percent as of December 31, 2015 (year-end 2014: 16.9 percent). As of December 31, 2015, SEK’s total capital ratio was 24.5 percent (2014: 19.2 percent), while its Tier 1 capital ratio was 21.6 percent (2014: 16.9 percent). Contributing factors to the increase in the capital ratios are revised risk parameters, reduced exposures from liquidity investments and increases in Own funds due to increased retained earnings.  See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

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

For further information on prudential regulations, and forthcoming changes regarding these, see Note 29 to the Consolidated Financial Statements.

Large exposures

According to the CRR (until year-end 2014: the Swedish FSA’s regulation FFFS 2007:1), a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of Own funds. The aggregate amount of SEK’s large exposures as of December 31, 2015 was 236.7 percent of SEK’s total Own funds, and consisted of risk-weighted exposures to 18 different counterparties, or counterparty groups, of which the majority relate to combined exposures for which more than one counterparty is responsible for the same payments (year-end 2014: 342 percent and 25 different counterparties or counterparty groups).

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily, along with other limits.

AB SEK Securities

The Parent Company’s wholly owned subsidiary AB SEK Securities was merged into the Parent Company on December 5, 2014. The subsidiary was previously licensed to conduct a securities business and as such was regulated by the Swedish FSA under the Securities Operations Act. The Parent Company has obtained the same license and is thus now subject to the same regulations and conditions, which follows from such a license. Among other things, the Swedish FSA requires a licensee to submit reports on a regular basis and may request to conduct periodic inspections. The Swedish FSA had the option to appoint (but did not) an external auditor for the subsidiary. Furthermore, AB SEK Securities was also subject to regulation of its capital adequacy and limits on credit to any single customer pursuant to the CRR, as amended, as the Parent Company is now and was before the merger.

D          Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A          Operating Results

A major part of SEK’s operating profit derives from net interest revenues, which are earned mainly on loans to customers, but also to a lesser extent on liquidity investments. Funding for these assets comes from equity and from securities issued in international capital markets. Accordingly, the key determinants of SEK’s operating profit are: the interest rate on interest-bearing assets, the interest rate of issued securities, the outstanding volume of interest-bearing assets and the proportion of assets financed by equity. The relative proportions of assets funded by debt and equity are also crucial.

SEK issues debt instruments with terms that may be fixed, floating or linked to various indices. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and SEK’s public role have enabled SEK to achieve borrowing at levels that are competitive within the market.

In addition to net interest revenues, another key influence on SEK’s operating earnings has been changes in the fair value of certain assets, liabilities and derivatives reported at fair value. The factors that mainly impact unrealized changes in fair value are credit spreads on own debt and basis spreads. The credit spread on own debt is related to the creditworthiness SEK’s investors believe that SEK has. Basis spread is the deviation in the nominal interest rate between two currencies in a currency interest rate swap that depends on the difference between the base interest rate of the currencies.

Operating profit for 2015 amounted to Skr 1,535 million (2014: Skr 1,629 million), a decrease of 6 percent compared to the previous year. The decrease was mainly attributable to lower net results of financial transactions.

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

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. This judgment bears the risk of a change if the net exposure in any currency will increase significantly, and SEK’s statement of financial position as a consequence will become mainly denominated in other currency than the Swedish krona.  In the past the net result of currency exchange-rate effects has not been of a material amount in relation to total assets and liabilities in foreign currency. Due to the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency, this is not reasonably likely to change in the future.  See Note 1 to the Consolidated Financial Statements for more information and Note 26 to the Consolidated Financial Statements for information on SEK’s positions in foreign currency.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. The use of a valuation model demands a validation and thereafter an approval. See Note 26 to the Consolidated Financial Statements for disclosure of change in value of assets and liabilities if the market interest rate rises or falls by one percentage point and see Note 13 to the Consolidated Financial Statements for disclosure of change in value of assets and liabilities if non-observable parameters are changed.

The judgment that SEK should be regarded as an agent with respect to the S-system

SEK has determined that the S-system should be considered to be an assignment where SEK acts as an agent on behalf of the Swedish State rather than being the principal in the individual transactions. This assessment has been made based on a number of factors such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in the statement of comprehensive income, recording the net commission received, rather than the gross amounts collected, in accordance with the instruction from the State. The underlying factors that the assessment has been arisen from the instruction of the State. If the instruction from the State would change, the judgment might change. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. See more information regarding the S-system in Note 24 and Note 1 (d)(i) to the Consolidated Financial Statements.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2015 by Skr 20-30 million (2014: Skr 40-50 million; 2013: Skr 70-80 million) and equity by Skr 16-24 million (2014: Skr 31-39 million; 2013: Skr 55-65 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively. Historically the estimates have been reasonably accurate, which can also be seen in the historical Net credit losses.

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

If the assumption related to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2015 by approximately Skr 5-15 million (2014: Skr 5-15 million; 2013: Skr 5-15 million) and equity, at such date, by approximately Skr 100-110 million (2014: Skr 150-160 million; 2013: Skr 110-120 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2015 by approximately Skr 150-250 million (2014: Skr 200-300 million; 2013: Skr 200-300 million) and equity, at such date, by approximately Skr 100-200 million (2014: Skr 150-250 million; 2013: Skr 150-250 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

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

If these assumptions were to be changed, this could result in a material change in the fair value of these instruments. For further information see the table “Sensitivity analysis — level 3 assets and liabilities” in Note 13 to the Consolidated Financial Statements.

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities issued and related derivatives is in the form of structured products, in which the fair value of certain embedded derivatives (though not bifurcated) sometimes requires sophisticated models in order to value these instruments. If the assumptions used in these models were to change, it could result in a material change in the fair value of these instruments. Since SEK only enters into market-matched hedge relationships (economic or accounting hedges), a potential material effect on profit or loss or equity would result only if there were changes in the credit spreads or basis spread.

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

Recent Accounting Pronouncements Issued and Other Accounting Related Announcements

SEK has adopted the following amendments to standards and interpretations from IASB as from January 1, 2015, but have no material impact on SEK’s financial reporting:

Amendments to IAS 19 — Defined Benefit Plans: Employee Contributions:

IFRS — Annual Improvements cycle 2010-2012.

IFRS — Annual Improvements cycle 2011-2013.

The following new standards and changes in standards and interpretations not yet adopted are considered to be particularly relevant to SEK: For additional information on new standards, see Note 1(a) to the Consolidated Financial Statements.

IFRS 9 Financial Instruments. 2014, IASB issued IFRS 9 which is replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition, classification and measurement, impairment, derecognition and general hedge accounting. The standard has been issued in phases, with the 2014 version replacing all previous versions. New rules on the classification and measurement of financial assets reduce the number of valuation categories and instead focus on the company’s business model with respect to how its financial assets are used and whether contractual cash flows represent only nominal amounts and interest. The rules for financial liabilities are essentially unchanged compared with IAS 39. The biggest change is that fair value movements due to own credit risk in financial liabilities that have irrevocably been designated as at fair value should be recognized in other comprehensive income rather than in profit or loss. IFRS 9 also introduces credit loss model where expected losses are taken into account. The new model takes a three-stage approach based on whether significant changes in credit risk have occurred.  The new general rules on hedge accounting allow entities to better reflect risk management activities in financial reports. SEK has started the process of evaluating the potential effect of this standard, but has not yet formed any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures. At present, SEK has no intention of adopting the standard early. IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted.

IFRS 16 Leases. In January 2016, the IASB published the new accounting standard for leases, includes changes for lessees. All leases (with the exception of short-term leases and smaller leases) are to be recognized as right-of-use assets which are subject to depreciation and with liabilities appearing in the lessee’s balance sheet, and the lease payments are recognized as repayment and interest expense. Lessor accounting remains essentially unchanged. Further disclosures are also required. SEK’s preliminary assessment is that the standard will not have any material impact on SEK’s financial statements, capital adequacy or large exposures. The standard is effective from January 1, 2019.

Assets and Business Volume

Total Assets

SEK’s total assets amounted to Skr 280.4 billion on December 31, 2015 (year-end 2014: Skr 325.2 billion), a decrease of 14 percent compared to same period of the previous year. The decrease is mainly due to decreased liquidity investments as part of a more efficient use of capital. The liquidity investments amounted to Skr 58.7 billion on December 31, 2015 (year-end 2014: Skr 86.6 billion).

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 268.5 billion as of December 31, 2015 (year-end 2014: Skr 234.3 billion), an increase of 15 percent from year-end 2014. The increase is mainly attributable to the financing agreement signed with Brazil regarding its purchase of Gripen fighter planes from Saab. Of the combined amount as of December 31, 2015, Skr 205.1 billion represented outstanding loans, a decrease of 6 percent from year-end 2014 (year-end 2014: Skr 218.2 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 44.1 billion (year-end 2014: Skr 48.3 billion), representing a decrease of 9 percent from year-end 2014.

Business Volume

SEK’s new lending to Swedish exporters and their customers in 2015 amounted to Skr 104.6 billion (2014: Skr 57.1 billion).

The volume of new end-customer finance for the full year was Skr 85.3 billion (2014: Skr 33.9 billion). Skr 50.8 billion of total end-customer finance for the year relates to S-system credits (2014: Skr 5.7 billion). The volume of new corporate lending was Skr 19.3 billion (2014: Skr 23.2 billion).

As of December 31, 2015, the aggregate amount of outstanding offers amounted to Skr 57.1 billion, a decrease of 27 percent since year-end 2014 (year-end 2014: Skr 78.4 billion). Skr 48.4 billion (year-end 2014: Skr 74.5 billion) of outstanding offers were derived from the S-system. Skr 2.3 billion (year-end 2014: Skr 50.9 billion) of outstanding offers are binding offers and Skr 54.9 billion (year-end 2014: Skr 27.5 billion) are non-binding offers. Binding offers are included in commitments.

New customer financing

(Skr billion)

	Year ending December 31,
Skr billion	2015	2014	2013
Customer financing of which:
- End-customer finance	85.3	33.9	39.0
- Corporate lending	19.3	23.2	16.7
Total	104.6	57.1	55.7

Of which Skr 53.4 billion (2014: Skr 7.3 billion and 2013: Skr 12.1 billion) had not been disbursed at period end.

Counterparty Risk Exposures

There has been no significant change in the composition of SEK’s counterparty exposure except that the primary part of SEK´s securitizations positions was sold during the second quarter. Of the total counterparty exposure as of December 31, 2015, 52.9 percent (year-end 2014: 51.6 percent) was to states; 26.6 percent (year-end 2014: 22.8 percent) was to companies; 16.0 percent (year-end 2014: 18.3 percent) was to multilateral development banks and financial institutions; 4.3 percent (year-end 2014: 5.6 percent) was to regional governments; and 0.2 percent (year-end 2014: 1.7 percent) was to asset-backed securities. Total exposures amounted to Skr 326.2 billion on December 31, 2015 (year end 2014: Skr 370.3 billion), the decrease compared to the same period of the previous year is mainly attributable to the decreased liquidity investments and reduced volumes in total loans outstanding, loans committed though not yet dusbursed and binding offers. The financing agreement regarding Gripen planes was part of the previous year´s exposures as a binding offer. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because the derivatives are subject to collateral agreements. See the table “Capital requirements in accordance with Pillar 1” in Note 25 to the Consolidated Financial Statements.

Other exposures and risks

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and issued unsubordinated securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates.

If different valuation models or assumptions were used, or if assumptions changed, a different result may arise. Excluding the impact on the valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets.

SEK maintains a conservative policy with regard to market exposures, interest rate risks, currency risks and operational risks. For quantitative and qualitative information about risks and exposures, see Note 26 and Note 29 to the Consolidated Financial Statements.

Results of Operations

Net Interest Revenues

2015 compared to 2014

Net interest revenues amounted to Skr 1,662 million (2014: Skr 1,578 million), an increase of 5 percent compared to the previous year. This increase was driven primarily by higher average lending volumes and lower borrowing costs. The decreased borrowing costs are a result of improved borrowing terms and lower financing needs, mainly attributable to decreased liquidity investments. Changes in currency exchange-rates had a positive effect on net interest revenues. Lower market interest rates had a negative impact on net interest revenues and are the main reason for the large decline in interest income and interest cost gross.

Interest-bearing assets decreased compared with the previous year and amounted on average to Skr 284.3 billion (2014: Skr 296.6 billion). The amount of total loans increased compared with the previous year and amounted on average to Skr 211.7 billion (2014: Skr 209.8 billion). Liquidity investments decreased as part of a more efficient use of capital and amounted on average to Skr 72.7 billion (2014: Skr 86.8 billion).

Borrowing volume decreased to an average of Skr 257.9 billion (2014: Skr 275.7 billion). The average margin on assets, compared with the previous year, has been affected positively due to the fact that the proportion of loans as part of the interest-bearing assets has increased and the margin of liquidity investments has improved. The margin on lending has been stable.

2014 compared to 2013

Net interest revenues amounted to Skr 1,578 million (2013: Skr 1,555 million), an increase of 1 percent. The average volume in the lending portfolio increased and the margins also increased somewhat compared to the previous year.

Interest-bearing assets increased compared with the previous year and amounted on average to Skr 296.6 billion (2013: Skr 284.5 billion). The amount of total loans increased compared with the previous year and amounted on average to Skr 209.8 billion (2013: Skr 197.2 billion). Liquidity investments amounted on average to Skr 86.8 billion (2013: Skr 87.3 billion).

Borrowing volume increased to an average of Skr 275.7 billion (2013: Skr 270.9 billion). While the margin on liquidity decreased during 2014 compared to 2013, margins on lending were stable and a slight reduction on the proportion of liquidity investments of assets compensated. Hence, the margins on assets were stable between 2013 and 2014.

Commission earned and commission incurred

2015 compared to 2014

Commission earned and commission incurred amounted to Skr -6 million (2014: Skr -6 million). Commission earned amounted to Skr 2 million (2014: Skr 4 million). Commission incurred amounted to Skr -8 million (2014: Skr -10 million).

2014 compared to 2013

Commission earned and commission incurred amounted to Skr -6 million (2013: Skr -5 million). Commissions earned amounted to Skr 4 million (2013: Skr 9 million). Commissions incurred amounted to Skr —10 million (2013: Skr —14 million). The decrease in commissions earned was due to decreased capital market commissions from the securities business in SEK Securities. The wholly owned subsidiary SEK Securities was merged into SEK on December 5, 2014. Through the merger AB SEK Securities’ assets and liabilities were taken over by SEK. AB SEK Securities  had permission from the Swedish FSA to conduct security operations. The Parent Company authorization to conduct securities business operations, received on June 12, 2014, was transferred to SEK through the merger. The decrease in commission expenses incurred was primarily due to lower bank fees.

Net Results of Financial Transactions

2015 compared to 2014

Net results of financial transactions amounted to Skr 400 million (2014: Skr 506 million). This decrease, in comparison to the previous year, was attributable to a positive result from the settlement of the litigation with Lehman Brothers, which was reported in the previous year and to a negative result from the sale of securitizations assets during the second quarter of 2015. The decrease in net results of financial transactions was offset by the change in the fair value of debt, attributable to changes in SEK´s credit spread, which resulted in a positive impact on operating profit compared to last year.

2014 compared to 2013

The net results of financial transactions amounted to Skr 506 million (2013: Skr 408 million). The improved result was mainly due to results from the settlement of the litigation with Lehman Brothers amounting to Skr 317 million (see the paragraph directly below) and increased results from the early redemption of loans. This was offset by the fact that results were negatively impacted by changes in fair value attributable to changes in SEK’s credit risk and that in the previous year, profits from SEK’s repurchase of its subordinated debt and the closing of related hedging instruments amounted to Skr 375 million.

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected net results of financial transactions positively by Skr 317 million (see Note 4 to the Consolidated Financial Statements).

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

Personnel Expenses

2015 compared to 2014

Personnel expenses totalled Skr -295 million (2014: Skr -313 million), a decrease of 6 percent compared to the previous year. The decrease was mainly attributable to a decreased provision to the employee incentive scheme. There was also a reversal of prior provisions for the employee incentive scheme related to 2014 of Skr 6 million (2014: Skr - million).

No estimated cost for the employee incentive scheme was required to be recorded during 2015.

The outcome of the scheme is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. For 2015, the scheme covered all permanent employees with the exception of the CEO, other senior executives  and employees working in risk- and compliance functions. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the period.

2014 compared to 2013

Personnel expenses totaled Skr -313 million (2013: Skr —290 million) an increase of 8 percent compared to the previous year. The increase in personnel expenses was due to a reserve made to the employee incentive scheme, which was not the case in 2013.

The cost for the employee incentive scheme amounted to Skr -26 million (2013: Skr 0 million) charged to profit. The outcome of the employee incentive scheme is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. In 2014, the scheme applied to all permanent employees, with the exception of Senior Executives, Head of Financial Control, Head of Internal Control and Head of Risk Control as well as any other employees that the Board of Directors have decided to exclude. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the year.

Peter Yngwe has left his position as CEO in April 2014 in accordance with the Board of Directors’ decision. Catrin Fransson assumed her position as CEO at the time of SEK’s Annual General Meeting in April 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

Other administrative expenses

2015 compared to 2014

Other administrative expenses amounted to Skr -164 million (2014: Skr -166 million), a decrease of 1 percent compared to the previous year.

2014 compared to 2013

Other administrative expenses amounted to Skr -166 million (2013: Skr -185 million), a decrease of 10 percent compared to the previous year. The decrease in  other administrative expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

Depreciation and impairment of Non-financial Assets

2015 compared to 2014

Depreciation and impairment totalled Skr -98 million (2014: Skr -43 million), an increase of 128 percent compared to the previous year. An impairment of capitalized IT investments has been made and amounted to Skr -55 million, after an assessment of the assets’ value.

2014 compared to 2013

Depreciation totaled Skr -43 million (2013: Skr -36 million), an increase of 19 percent. The increase was mainly due to an increased depreciation base for IT development-projects.

Net Credit Losses

2015 compared to 2014

Net credit losses for 2015 amounted to Skr 36 million (2014: Skr 73 million). During the fourth quarter of 2015 a provision of Skr -33 million was made due to a bad debt. During the second quarter of 2015 a reversal of a previous provision was made to the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty) of Skr 70 million. The reversal of the reserve is due to the fact that securitization assets were sold during the second quarter and that the risk parameters for credit risk have been revised in calculating the reserve as of June 30, 2015. The portfolio based reserve was at the end of 2015 Skr 170 million (2014: Skr 240 million).

2014 compared to 2013

Net credit losses for 2014 amounted to Skr 73 million (2013: Skr -39 million). The positive result was due to reversed reserves applicable to both a previously impaired debt that had been sold during the period and the two Collateralized Debt Obligations (“CDOs”) which were impaired previously due to a dramatically downgraded rating. One of these CDOs has been liquidated, with SEK having received final settlement while for the other CDO a reserve has partly been reversed in connection with an amortization that was received in the fourth quarter (see Note 9 and 26 to the Consolidated Financial Statements). During 2014, an additional provision of Skr -30 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (2013: Skr -10 million). After this provision, the reserve amounts to Skr 240 million (year-end 2013: Skr 210 million). The increase of the reserve is mainly attributable to corporate exposures with lower ratings.

Operating Profit

2015 compared to 2014

Operating profit amounted to Skr 1,535 million (2014: Skr 1,629 million), a decrease of 6 percent compared to the previous year. The decrease is mainly attributable to lower net results of financial transactions. Operating profit, excluding net results of financial transactions, amounted to Skr 1,135 million (2014: Skr 1,123 million), an increase of 1 percent compared to the previous year.

2014 compared to 2013

Operating profit amounted to Skr 1,629 million (2013: Skr 1,408 million), an increase of 16 percent compared to the previous year. The increase was mainly attributable to reversals of previous reserves for credit losses and an increase in net results of financial transactions.  In net results of financial transactions, a result amounting to Skr 317 million (2013: Skr 0 million) is included due to a settlement of the litigation with Lehman Brothers

Net Profit

2015 compared to 2014

Net profit for the year amounted to Skr 1,187 million (2014: Skr 1,260 million).

2014 compared to 2013

Net profit for the year amounted to Skr 1,260 million (2013: Skr 1,090 million).

B          Liquidity, Capital Resources and Borrowing

Liquidity

SEK’s policy for liquidity and borrowing risk requires that for all credit commitments — outstanding credits as well as agreed, but undisbursed credits — there must be borrowing available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish State, when evaluating whether it has positive availability the company counts its credit facility with the Swedish National Debt Office as available borrowing, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. See also the chart titled “Development Over Time of SEK’s Available Funds” in Note 29 to the Consolidated Financial Statements.

Contractual Commitments

The following table sets forth the maturity analysis of SEK’s debt and other obligations as of December 31, 2015. Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice for assets are assumed to occur on the maturity date. The table below includes interest.

Maturity Profile of Financial Liabilities

At December 31, 2015

	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Senior debt	-259,800	-6,023	-22,144	-56,610	-128,725	-46,298
Borrowing from credit institutions	-5,248	-382	-4,866	—	—	—
Borrowing from the public	-61	—	—	-61	—	—
Senior securities issued	-254,491	-5,641	-17,278	-56,549	-128,725	-46,298
Derivatives	-10,625	-95	-807	-2,772	-4,835	-2,116
Subordinated securities issued (1)	-2,088	—	—	—	—	-2,088
Total	-272,513	-6,118	-22,951	-59,382	-133,560	-50,502

 (1) Dated Subordinated Instrument which was issued in 2013 with the approval of the Swedish FSA (Nominal USD 250 million).

In addition to the financial liabilities summarized in the table above, SEK also has committed but still undisbursed loans outstanding. If a loan is accepted by the borrower it can be disbursed immediately. However, disbursements may be delayed due to a number of factors. In some cases, accepted loans may never be disbursed, including as a result of changes in the customer’s need for the funds. As of December 31, 2015 the aggregate amount of outstanding offers amounted to Skr 57 billion (year-end 2014: Skr 78 billion). Skr 48 billion (year-end 2014: Skr 75 billion) of outstanding loan offers derived from the S-system. During 2012, SEK changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are reported as commitments. Skr 2 billion of outstanding offers consists of binding offers (year-end 2014: Skr 51 billion) and Skr 55 billion (year-end 2014:  Skr 27 billion) consists of non-binding offers. Loan offers are not included in the table below.

Loan Commitments Not Disbursed

The table below presents the period in which the undisbursed loans are expected to be disbursed.

At December 31, 2015

	Amount of Loans
Skr mn	Total	Less Than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loan Commitments Not Disbursed	63,438	—	5,726	12,001	19,507	26,204

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 2.3 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 125 billion which can be used within the Swedish State’s export credit support system.

Maturity Profile of Financial Assets (Loans and Derivatives)

The following table sets forth the maturity analysis of loans and derivatives outstanding as of December 31, 2015.

At December 31, 2015

	Cash flow due by Period
Skr million	Total Cash flow	Less than 1 month	1-3 months	3-12 months	1-5 years	After 5 years
Loans in the form of interest-bearing securities	52,295	494	1,520	7,882	27,389	15,010
Loans to credit institutions	31,015	595	14,493	2,163	7,414	6,350
Loans to the public	153,099	3,672	7,410	23,958	84,285	33,774
Loans	236,409	4,761	23,423	34,003	119,088	55,134
Derivatives	15,925	408	385	1,426	6,256	7,450
Total	252,334	5,169	23,808	35,429	125,344	62,584

Borrowing

SEK’s volume of new borrowing in 2015 amounted to the equivalent of approximately Skr 47.0 billion (2014: Skr 52.2 billion). Borrowing markets have been negatively impacted by several macroeconomic factors. In particular, the slowdown in China, the geopolitical situation in Russia and the Middle East, the collapse of oil prices and uncertainty regarding whether the US Federal Reserve would raise interest rates, and the pace of any further increases moving forward. USD cash flows from developing countries across the globe caused market turbulence, which had a negative impact on borrowing markets.  SEK’s repurchase of own debt amounted to Skr 10.0 billion (2014: Skr 8.1 billion) and early redemption of borrowing totaled Skr 31.0 billion (2014: Skr 17.8 billion). The borrowing market has generally been highly liquid over the year. SEK’s borrowing over the course of the year took place in a total of 12 different currencies across a number of different geographic markets. Japan and North America were the largest borrowing markets in 2015, but SEK also undertook significant new borrowing in Europe outside the Nordic countries.

Senior and Subordinated debt

The table below shows SEK´s senior and subordinated debt as of December 31, 2015.

	As of December 31,
Skr mn	2015	2014
Senior debt	233,556	282,192
Subordinated debt	2,088	1,945
Total debt	235,644	284,137
of which reported at fair value	58,926	82,262

As of December 31, 2015, this debt consisted of bonds sold publicly or in private placements in various countries around the world pursuant to a number of different debt issuance programs. SEK has not undertaken any large, syndicated issuances to satisfy its liquidity needs since the borrowing needs have been met with bonds that are structured to meet the specific investment needs of individual investors or small groups of investors.  Currently, SEK has the following borrowing programs in place:

As of December 31, 2015

Funding programs in millions	Issued Currency	Value outstanding in issued currency mn(1)	Value outstanding in (Skr)(1)
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	USD	14,037	117,239
Unlimited SEC-registered U.S. Medium-Term Note Program	USD	11,888	99,295
Unlimited Swedish Medium-Term Note Program	SKR	247	247
Skr 8,000,000,000 Swedish Medium-Term Note Program	SKR	105	105
Unlimited MTN/STN AUD Debt Issuance Programme	AUD	303	1,842
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Program	USD	400	3,340
USD 4,000,000,000 Euro-Commercial Paper Program	USD	150	1,251

(1)Amortized cost excluding fair value adjustments

Debt Maturities

The following table illustrates our debt maturity profile for different types of senior and subordinated debt.

Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Debt Maturities:

Skr million	2016	2017	2018	2019	2020	Thereafter	Total

Senior debt	61,870	58,144	32,672	17,102	22,074	41,694	233,556
of which fixed-rate	29,096	27,225	30,726	12,694	13,249	10,910	123,900
of which variable-rate	12,663	25,522	0	1,187	0	908	40,280
of which formula-based	20,111	5,397	1,946	3,221	8,825	29,876	69,376
	0	0	0	0	0	0	0
Subordinated debt	0	0	0	0	0	2,088	2,088
of which fixed rate	0	0	0	0	0	2,088	2,088
of which variable rate	0	0	0	0	0	0	0
Total debt	61,870	58,144	32,672	17,102	22,074	43,782	235,644

The following table illustrates our outstanding senior debt by category as of December 31, 2015.

Senior Debt by Category:

	As of December 31,
Skr million	2015	2014
Fixed-rate(1)	123,900	166,699
Variable-rate (1)	40,280	39,360
Formula-based (1)	69,376	76,133
of which interest rate-linked	32,406	29,238
of which currency-linked	20,733	30,682
of which equity-linked	16,072	15,326
of which commodity-linked	141	797
of which credit-linked	24	90
Total senior debt	233,556	282,192

(1) As of December 31, 2015 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 9 percent (2014: 0 percent to 17 percent) per annum and 0 percent to 1 percent (2014: 0 percent to 1 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities. Due to the exceptionally low general interest levels in 2015 SEK has also experienced negative variable interest rates on its borrowing especially that denominated in Swiss Franc and Japanese Yen.

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

The outstanding volume of debt with remaining maturities of one year or less decreased somewhat during 2015. As of December 31, 2015, outstanding debt with remaining maturities of one year or less amounted to Skr 62 billion, compared with Skr 72 billion as of December 31, 2014.

C          Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the company’s control. These factors include:

•  Changes in general economic business conditions including changes in the competitive situation in one or more financial markets

•  Changes and volatility in currency exchange-rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities

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

D          Certain Off-Balance Sheet Arrangements

During 2015, SEK had a credit facility with the Swedish National Debt Office of Skr 80 billion (2014: Skr 80 billion). SEK has not yet utilized the credit facility. In December 2015, the Swedish parliament decided that the credit facility for 2016 should amount to Skr 125 billion. The credit facility is only available for loans covered by the State’s export credit support (CIRR).

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

A                          Members of the Board of Directors

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronson	62	Chairman of the Board and Director
Cecilia Ardström	50	Director
Jan Belfrage	71	Director
Susanne Lithander(2)	54	Director
Lotta Mellström	45	Director
Ulla Nilsson	68	Director
Jan Roxendal	62	Director
Teppo Tauriainen	54	Director
Catrin Fransson	53	Chief Executive Officer
Karl Johan Bernerfalk	43	General Counsel
Theresa Hamilton Burman(3)	53	Chief Credit Officer
Stefan Friberg(4)	47	Chief Risk Officer
Johan Henningsson	50	Head of Sustainability
Per Jedefors(5)	66	Chief Risk Officer
Jane Lundgren Ericsson	50	Head of Lending
Sirpa Rusanen	51	Head of Human Resources
Susanna Rystedt	51	Chief Administrative Officer
Edvard Unsgaard	41	Head of Communication
Per Åkerlind	53	Head of Treasury & Capital Management & Executive Vice President

(1)  As of December 31, 2015

(2)  From January 20, 2015

(3)  From August 3, 2015

(4)  From May 15, 2015

(5)  Resigned April 30, 2015

All directors are elected at the Annual General Meeting for a term of one year, which expires at the next Annual General Meeting.

Mr. Linder-Aronson was appointed director in May 2011. He is the Chairman of the Board of Betson AB and director of Facility Labs AB and Morco Förvaltning AB. He has previously served as President of Enskilda Securities and Vice President of Skandinaviska Enskilda Banken.

Ms. Ardström was appointed director in May 2011. She currently holds the position of Chief Financial Officer and Head of Kapitalförvaltning Länsförsäkringar AB. She has served as a CIO and Head of Asset Management of Folksamgruppen. Head of Treasury of the Tele2 Group, director of Tryggstiftelsen, AP7 and for companies that are part of the Folksam Group and theTele2 group. She is also director of Humlegården Holding AB (I-III), Länsförsäkringar Fondförvaltning AB and Stiftelsen Länsbörsen.

Mr. Belfrage was appointed director in April 2010. He served in various executive capacities at Crédit Agricole, Citigroup Nordic Countries, Citigroup Sweden, AGA AB, and AB SKF.

Mrs. Lithander, was appointed director in January, 2015. Mrs. Lithander is currently CFO at BillerudKorsnäs AB, having previously served as VP Finance, Projects at SCA Group, CEO at Mercuri International Group and as VP Head of Advisory Services at Ericsson, BU Global Services. Mrs. Lithander also serves as a director of Eltel AB.

Ms. Mellström was appointed director in May 2011. She has served as Senior Investment Manager and Special Adviser at the Swedish Ministry of Finance’s division for state-owned companies since 2001, and also serves as a director of Swedavia AB.  Previously, she worked as a management consultant at Resco AB, controller at Sydkraft Försäljning AB (now E.ON Sverige), controller and acting CFO at Adranz Sweden AB (now Bombardier Transportation), project controller at ABB Network Partners AB and management trainee at ABB AB.

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

Executive Officers

Ms. Fransson has been Chief Executive Officer since April 2014. Prior to that she held several positions within Swedbank between 2000 and 2013; member of group executive committee (2004-2013), Head of Group Products (2013), Head of Retail Banking Sweden (2010-2012), Head of Customer Offerings & Products (2007-2010), Region Manager — Northern Region (2004-2007), CRM Manager (2000-2002), and several positions at Föreningssparbanken; Area Manager Stockholm (2003-2004) and various management positions (1997-2000).

Mr. Bernerfalk has been Executive Director, General Counsel since 2015. Previously he was Head of Legal Lending since 2007. Prior to that he served as legal counsel of SBAB and served as legal counsel (advokat) with leading Swedish law firms.

Ms. Hamilton Burman has been Chief Credit Officer since August 2015. Previously she held several positions within Swedbank e.g. Regional Credit Manager, Head of Corporate Banking, Head of Credit analysis. In addition she has been a director representing Swedbank in several of its subsidiaries such as Swedbank Financial Services AB, Swedbank Card Services AB and some partly owned saving banks and the credit bureau UC AB.

Mr. Friberg has been Executive Director, Chief Risk Officer since May 2015. Previously he held the position as Head of Group Risk Control at SEB from 2008. Prior to that he served as Head of Credit Portfolio Management, SEB from 2006. Prior to that he held various positions in Trading within SEB and Nordea, primarily in Derivatives Trading, since 1996.

Mr. Henningsson has been Executive Director, Head of Sustainability since January 2015 and has served as Head of Sustainability since 2010. Previously he was a Director at SEK Financial Advisors (2006-2009). Prior to that, he served, among other professions, as Head of Corporate Sales at ABN Amro Bank Stockholm Branch and Head of Treasury Management at N&G Financial Management.

Mr. Jedefors has been Executive Director, Chief Risk Officer since September 2, 2011. Prior to that, he held executive positions between 2000-2011 within the European Investment Bank’s Credit department and served as Director General of the bank’s Risk Management Directorate. Prior to the positions within the European Investment Bank, Mr. Jedefors served at the World Bank in Washington D.C as Program Manager for the support of the restructuring of the South Korean financial sector between 1999 and 2000, held various executive positions at Skandinaviska Enskilda Banken (SEB) between 1981-1999 and, prior to that, as a Senior Manager within McKinsey & Company in Stockholm and Copenhagen between 1977-1981. Mr Jedefors retired from his position as CRO on April 28, 2015.

Ms. Lundgren Ericsson has been Executive Director, Head of Lending since January 2015. Prior to that she was Deputy Chief Operating Officer (2011-2014), Executive Director since April 2005 and served as Chief Executive Officer, AB SEK Securities (2002-2014). Previously she served as SEK’s Head of Legal and Transaction Management, beginning in 1993 and held the position for 7 years.

Ms. Rusanen has been Executive Director, Head of Human Resources since 2005. Prior to that, she served as Human Resource Manager at Ericsson, beginning in 1997.

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

Mr. Unsgaard has been Executive Director, Head of Communications since 2015 and has served as the Head of Communications since 2012. Prior to that Mr. Unsgaard served as press secretary for the Prime Minister Mr. Fredrik Reinfeldt (2006-2010). He has also been political correspondent for the Swedish Radio Ekot (2000-2006).

Mr. Åkerlind has been Head of Treasury & Capital Management and Executive Vice President, since 2015. Prior to that he served as Executive Director, Chief Operating Officer since January 2011. Prior to that he was Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in 1997. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

B          Compensation of Directors and Officers

The aggregate remuneration of all directors and executive officers as a group paid or accrued in 2015 was Skr 23 million (2014 Skr 21 million; 2013: Skr 19 million), all of which was in the form of salaries in the case of executive officers, and in the case of directors consisted of fees. In addition, severance pay of Skr 8 million including pay roll taxes was reserved as of December 31, 2013. The employees of the Group, including its executive officers, are covered by various national social service programs to which the Group contributes. The Group also maintains a pension plan with an insurance company to which the Group contributed approximately Skr 6 million in 2015 (2014: Skr 6 million; 2013: Skr 6 million) on behalf of all executive officers as a group.

In 2015, the Chairman of the Board of Directors received Skr 0.6 million (2014: Skr 0.6 million; 2013: Skr 0.5 million; and each other director received between Skr 0.0 million and Skr 0.3 million (2014: Skr 0.0 million and Skr 0.3 million; 2013: between Skr 0.0 million and Skr 0.2 million) in remuneration. Since April 29, 2010, remuneration is not paid from the company to the representatives on the Board who are employed by the owner, the Swedish State.

The CEO’s  Catrin Fransson remuneration and other benefits in 2015 totaled Skr 4.5 million (2014: Skr 3.2 million; 2013: Skr - million). The CEO did not receive any variable compensation. The CEO’s retirement age is 65.

The prior Chief Executive Officer’s Peter Yngwe left his position as of April 28, 2014 at the time of SEK´s Annual General Meeting in accordance with the Board of Director’s decision. Peter Yngwe received a severance pay in accordance with state guidelines for senior executives, corresponding to 18 months´ salary. Severance pay will be paid monthly and a deduction is made in the event of other income. The full cost, including payroll taxes, was expensed during 2013 and the provision amounted to Skr 8.4 million.

Remuneration to other executive officers of the Parent Company in 2015 totaled Skr 16.5 million (2014: Skr 14.5 million; 2013: Skr 13.6 million); of which Skr - million (2014: Skr — million; 2013: Skr - million) represented variable remuneration. Certain key executive officers of the Parent Company (including those listed above) have employment contracts providing for certain compensation during a period of, at the most, 18 months’ salary, in the event such contracts are terminated by the Parent Company, subject to deduction for any salary received in new employment. None of the directors have contracts with SEK providing for benefits upon termination of service.

See also Note 5 to the Consolidated Financial Statements.

C          Board Practices

Activities and Division of Responsibility within the Board of Directors

The Board of Directors establishes rules of procedure every year. The rules of procedure govern such matters as reporting to the Board of Directors, the frequency and form of Board meetings, and delegation and assessment of the work of the Board of Directors and the CEO. Besides the appointment of the CEO, the tasks of the Board of Directors are to draw up business plans and budgets, to make decisions on objectives and guidelines for the business, to make certain lending- and borrowing-related decisions, approve major investments and significant changes to the company organization, and to establish central policies and instructions. In addition to this, the Board monitors financial developments and has ultimate responsibility for internal control, compliance and risk management.

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

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board of Directors conform to applicable legislation and the rules of procedure of the Board of Directors. The Board performs an annual assessment of the performance by the Board itself and by the management. Auditors are invited to participate at meetings of the Board at least once a year. The auditors appointed by the annual general meeting have attended several of the Board’s meetings. The General Counsel has acted as secretary to the Board of Directors.

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

Appointing the Board of Directors and Auditors

The nomination procedure for Board members complies with the government’s owner policy and is conducted and coordinated by the Division for Corporate Governance and Analysis at the Swedish Ministry of Enterprise and Innovation. A working group analyzes the skills requirements based on the composition of the Board as well as the operations, status and future challenges of the company. Any recruitment needs are then established and the recruitment process initiated. The selection of Board members is derived from a broad recruitment base. SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the European Banking Authority (EBA). The assessment of potential new Board members is based on the owner having identified the candidate in question according to a job specification. The owner is informed of the outcome following the assessment. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Code.

In April 2015, Ernst & Young AB were appointed as external auditors, with Erik Åström as principally responsible auditor, by the Annual General Meeting for a period of one year.

Review of Board Activities

The Board is responsible for the organization and the administration of SEK’s affairs. The Board must continually assess SEK’s financial position and ensure that SEK is structured in such a way that its accounting, management of funds and SEK’s other financial circumstances are governed by satisfactory controls. The Board adopts the operating targets and strategies for the operations and issues general internal regulations in policies and instructions. The Board ensures that an efficient system is in place to monitor and control SEK’s operations. In addition, the Board is tasked with appointing, and dismissing if necessary, the CEO and Chief Risk Officer and deciding on remuneration of these individuals and other members of executive management. The Board’s work following the rules of procedure adopted every year at the statutory Board meeting and the Board’s annual plan. The Board of Directors met on 15 occasions in 2015. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work.

Policy documents	Issued by
The Board’s rules of Procedure	The Board of Directors
Authorization and Delegation Rules	The Board of Directors
Financial Reporting Instruction	The Board of Directors
Code of Conduct	The Board of Directors
Sustainable Business Policy	The Board of Directors
Policy on Combating Money Laundering and Terrorist Financing	The Board of Directors
Internal Governance and Control Policy	The Board of Directors
Risk Policy	The Board of Directors
Finance Policy	The Board of Directors
Credit Policy	The Board of Directors
Instruction for the CEO	The Board of Directors
Instruction for the Chief Risk Officer, CRO	The Board of Directors
Instruction for the Internal Audit function	The Board of Directors
Instruction for the Compliance function	The Board of Directors
Credit Instruction	The Credit Committee
Internal Risk Classification Methodology	The Credit Committee
Financing Strategy	The Finance and Risk Committee
Liquidity Strategy	The Finance and Risk Committee

IN 2015 THE BOARD OF DIRECTORS DETERMINED OR DEALT WITH MATTERS

AS FOLLOWS:

Board work in 2015

January	February	March	April

•	• Year-end report annual report • Annual reports from Internal audit and regulatory compliance • Review of 2014 Board evaluation • Review of SEK’s management of market risks.	• Decision on divesting securitization portfolio • Internal capital adequacy assessment • Project decisions • Notice of Annual General Meeting • Appointment of new Chief Risk Officer	• Statutory Board meeting • Interim report • Payment from Incentive system • Decision on salary and benefits for CEO and senior executives • Decision on extending existing leases

May	June	July	August

• Strategy meeting • Decision on divesting Singapore office • Decisions on IT investments		• Interim report • Financing of JAS Gripen

September	October	November	December

• Adoption of training plan for the Board • Project decisions	• Interim report • Decisions on recovery plan • Review of outcome of employee survey	• Visit to customers in Gothenburg • Issue of several new and revised governing documents	• Business plan • Notice of Extraordinary General Meeting on January 21, 2016 to decide the new capital target

QUALITY ASSURANCE OF FINANCIAL REPORTING

The Board of Directors is responsible for ensuring that the company’s financial statements are prepared in accordance with legislation, applicable accounting standards and other requirements. The quality of the financial reporting is ensured, among other things, initially by the Audit Committee and then by the Board of Directors reading and submitting points of view for proposals on interim reports and annual reports prior to decisions by the Board. Board meetings address matters of material importance to financial reporting and, prior to each meeting, reports on financial performance are submitted to the Board following a standardized format. The Board and the company’s auditors communicate in a number of ways. At Board meetings that addressed the company’s financial reporting, the auditors participated in connection with the presentation of financial reports. The Board also receives summary audit reports. Each year, the Audit Committee reviews the audit plan and the result of the audit.

EVALUATION OF THE WORK OF THE BOARD OF DIRECTORS AND THE SENIOR EXECUTIVES

Ongoing assessments are conducted over the course of the fiscal year through dialogue between the Chairman and other members of the Board. In addition, a separate assessment of the Board and senior executive’s work is carried out once a year under the leadership of the Chairman. In 2015, this assessment was also carried out with external assistance, and the results of the assessment were reported to the Board and, by the Board’s Chairman, to the owner.. An evaluation is also performed by the owner in conjunction with the nomination of Board members.

THE BOARD COMMITTEES

The Board established the following committees. The Board’s rules of procedure include establishing annual instructions for all of its committees. The minutes from each committee are reported at Board meetings by the respective committee’s chairman. The members of each committee and their attendance at committee meetings are set out below.

CREDIT COMMITTEE

The Board established a Credit Committee to ensure the Board’s involvement in decision-making regarding credit risks. The Committee prepares matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the company, and also makes decisions regarding credits in accordance with the delegation rules determined by the Board. At the request of the Board, the Committee has issued a credit instruction under which decision-making powers regarding certain credits have been delegated to the company’s Credit Committee. The members of the Credit Committee since the statutory Board meeting on April 28, 2015 are: Jan Belfrage (Chairman), Ulla Nilsson, Jan Roxendal and Teppo Tauriainen.

FINANCE AND RISK COMMITTEE

The Board has established a separate Finance and Risk Committee to ensure that the company can identify, measure, manage, report internally and have control over the risks to which it is or can be expected to be exposed. The Committee’s duties include preparing matters on behalf of the Board regarding general policies, strategies and risk appetite in all risk and capital-related issues, as well as regarding overall issues concerning the company’s financial operations. The Committee has the power to set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments. The members of the Finance and Risk Committee since the statutory Board meeting on April 28, 2015 are: Cecilia Ardström (Chairman), Lars Linder-Aronson and Ulla Nilsson.

REMUNERATION COMMITTEE

The Remuneration Committee prepares matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the management, and general issues relating to salaries, pensions and other benefits. The Board of Directors has established a remuneration policy. The Remuneration Committee also formulates proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration. Furthermore, the Committee evaluates compliance with the Annual General Meeting’s resolutions on remuneration and prepares matters regarding the employee incentive scheme. The members of the Remuneration Committee since the statutory Board meeting on April 28, 2015 are: Lars Linder-Aronson (Chairman), Susanne Lithander and Lotta Mellström.

AUDIT COMMITTEE

The Board has established an Audit Committee to address the Board’s quality assurance of the company’s financial reporting. The Committee’s duties include preparation of the Board’s work to assure the quality of the company’s financial reporting, staying informed about internal control compliance and regularly meeting the company’s auditor to keep informed about the focus and scope of the audit, as well as to discuss coordination between the external and the internal audits and the view of the company’s risks. The Committee formulates comprehensive instructions for the company’s auditing work. The members of the Audit Committee since the statutory Board meeting on April 28, 2015 are: Jan Roxendal (Chairman), Susanne Lithander and Lotta Mellström. Attendance frequency at meetings of the Board of Directors and its Committees in 2015.

	Total	Board of Directors	Remuneration Committee	Finance and Risk committee		Credit committee		Audit Committee
No. of meetings	53	15	8	9		14		7
Lars Linder-Aronson	36	15	8	9		4	(1)
Cecilia Ardström	26	15		9				2	(2)
Jan Belfrage	27	14				13
Susanne Lithander	16	9	5					2	(3)
Lotta Mellström	30	15	8					7
Ulla Nilsson	35	12		9		14
Jan Roxendal	36	14		4	(4)	11		7
Teppo Tauriainen	25	14				11

(1)  Pertains to part of the year. Lars Linder-Aronson stepped down from the Credit Committee on April 28, 2015.

(2)  Pertains to part of the year. Cecilia Ardström stepped down from the Audit Committeeon April 28, 2015.

(3)  Pertains to part of the year. Susanne Lithander was elected a member of the Audit Committee on April 28, 2015.

(4)  Pertains to part of the year. Jan Roxendal was elected a member of the Credit Committee and stepped down from the Finance and Risk Committee on April 28, 2015.

D                             Employee Relations

During the course of 2015, the number of employees averaged 251 (2014: 243; 2013: 243), of whom 115 (2014: 111, 2013:112) were female and 136 (2014: 132; 2013: 131) were male. The total number of employees at year-end was 263 (year-end 2014: 241). The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans are in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be strong.

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

The governance of SEK is divided between the shareholder, the Board of Directors and the CEO, in accordance with the Swedish Companies Act, the Articles of Association, and the Board of Directors’ procedural rules. The Board of Directors appoints the CEO, who conducts ongoing management in accordance with the Board of Directors’ guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B                             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• the shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

• other related parties

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office, and the Swedish Export Credits Guarantee Board, EKN, 36 percent of the Group’s outstanding loans as of December 31, 2015, were guaranteed by the State (year-end 2014: 39 percent). SEK administers, for compensation, the State’s export credit support system, and the State’s concessionary credit program (together referred to as the “S-system”). See Note 1(d) and Note 27 to the Consolidated Financial Statements.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a credit facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament .In 2010, the parliament authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion. This was a prolongation of the decision made in 2009, in order to further enhance the ability of SEK to promote the Swedish export industry.  In January 2011 and 2012, both the credit facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. In December 2012, the government decided to further extend the ability to purchase state guarantees and the credit facility during 2013 up to a maximum amount of Skr 100 billion. Of the total amount agreed for 2013 Skr 80 billion was intended for state supported loans (CIRR) and Skr 20 billion for commercial export financing.

In December 2013, the Swedish Parliament decided that the credit facility for 2014 would amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish Parliament also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2014 the credit facility was prolonged on the same terms for 2015. The Swedish parliament also decided not to prolong the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2015 the credit facility were extended for 2016, though the facility amount has changed to Skr 125 billion. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including as to interest rates and repayment schedules) as transactions with unrelated parties.

Key management personnel include the following persons:

• The Board of Directors

• The Chief Executive Officer

• Other members in the Executive Committee

For information about remuneration and other benefits to key management personnel, see Note 5 to the Consolidated Financial Statements.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel or controlled by close family members to key management personnel.

See also Note 27 to the Consolidated Financial Statements for further details on related-party transactions.

ITEM 8. FINANCIAL INFORMATION

A                             Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements”.

Legal Proceedings

There is no material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

The Board of Directors resolved on February 23, 2016, to propose at the Annual General Meeting to be held on April 26, 2016 that a dividend in the aggregate amount of Skr 356 million (or Skr 89,22 per share) be paid to the sole shareholder, the Swedish State, in relation to financial year 2015.

The Annual General Meeting held on April 28, 2015 decided that a dividend in the aggregate amount of Skr 378 million (or Skr 94.74 per share) was to be paid to the sole shareholder, the Swedish State, in relation to financial year 2014.

The Annual General Meeting held on April 28, 2014 decided that a dividend in the aggregate amount of Skr 327 million (or Skr 81.96 per share) was to be paid to the sole shareholder, the Swedish State, in relation to financial year 2013.

	Inrelation to respective years
Skr mn	2015	2014	2013
Dividend	356	378	327

For additional details regarding equity, see the Consolidated Statement of Equity.

B                             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2015.

ITEM 9. THE OFFER AND LISTING

A                             Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of the SEK’s U.S. Medium-Term Notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges. In particular, the

5.125% Global Notes due March 1, 2017, is listed on the London Stock Exchange, while SEK’s

0.625% Global Notes due May 31, 2016,

2.125% Global Notes due July 13, 2016,

Floating Rate Global Notes due January 23, 2017,

1.750% Global Notes due May 30, 2017,

Floating Rate Global Notes due June 12, 2017

Floating Rate Global Notes due September 28, 2017

Floating Rate Global Notes due November 10, 2017

1.125% Global Notes due April 5, 2018,

Floating Rate Global Notes due January 14, 2019

1.875% Global Notes due June 17, 2019,

1.875% Global Notes due June 23, 2020 and

1.750% Global Notes due August 28, 2020,

are listed on the Official List of the Irish Stock Exchange.

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

Purpose

Under Article 3 of the Articles of Association, the Parent Company’s objective is to engage, on commercial grounds, in Swedish and international financing activities in accordance with the Banking and Financing Business Act (2004:297) in order to promote activities of Swedish interest, directly or indirectly related to Swedish export industry including Swedish infrastructure, and further to otherwise strengthen the internationalization and competitiveness of the Swedish industry. The Parent Company’s financing activities include, but are not limited to: (i) borrowing funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments, (ii) granting and intermediating loans, for example in the form of loans secured by charges over real property or claims, (iii) issuing guarantees and assuming similar obligations, (iv) holding of and conduct trading in securities, and (v) to engage in securities operations in accordance with the Swedish Securities Market Act (2007:528).

Certain Powers of Directors

Under the Swedish Companies Act (2005:551), the Board of Directors is ultimately responsible for the Parent Company’s organization and the management of its affairs.

A resolution of the Board of Directors requires the approval of a majority of the members of the Board. However, the Board of Directors may delegate the authority to borrow and lend funds on behalf of the Parent Company to the CEO or another employee, acting singly or jointly, provided that such financing transaction does not contravene any fundamental policy of the Parent Company and is not otherwise of great significance to the Parent Company. There are no legal requirements applicable to any member of the Board of Directors requiring the ownership of shares in the Parent Company, or requiring retirement at a certain age.

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

Under Swedish law, the CEO and at least half of the Board of Directors must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Parent Company’s Articles of Association require one-year terms. A director may, however, serve any number of consecutive terms. Directors elected at a general meeting of the shareholders may be removed from office at another general meeting of the shareholders, and vacancies on the Board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Parent Company’s Articles of Association, one director is elected Chairman of the Board of Directors by resolution of the Board of Directors (unless elected by the shareholders) at the first meeting following his or her appointment.

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

E                             Swedish Taxation

The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities that are not considered to be Swedish residents for Swedish tax purposes, if not otherwise stated. The summary is based on the laws of the Kingdom of Sweden as currently in effect and is intended to provide general information only. The summary does not address inter alia situations where debt securities are held in an investment savings account (Sw. investeringssparkonto), the tax consequences in connection with any impairment of the debt securities, or the rules regarding reporting obligations for, among others, payers of interest. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of debt securities in their particular circumstances.

Holders not tax resident in Sweden

Payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to the holder of any debt security should not be subject to Swedish income tax, provided that such a holder (i) is not resident in Sweden for Swedish tax purposes (ii) does not have a permanent establishment in Sweden to which the debt securities are effectively connected.

However, broadly speaking, provided that the value of or the return on the debt securities relates to securities taxed as shares, private individuals who have been residents of Sweden for tax purposes due to a habitual abode in Sweden or a stay in Sweden for six consecutive months at any time during the calendar year of disposal or redemption or the ten calendar years preceding the year of disposal or redemption are liable for capital gains taxation in Sweden upon disposal or redemption of such debt securities. In a number of cases though, the applicability of this rule is limited by the applicable tax treaty for the avoidance of double taxation.

Swedish withholding tax, or Swedish tax deduction, is not imposed on payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes, except for certain payments of interest (and other returns on debt securities) to a private individual (or an estate of a deceased individual) who is resident in Sweden for Swedish tax purposes (see “Holders tax resident in Sweden” below).

Holders tax resident in Sweden

In general, for Swedish corporations and private individuals (and estates of deceased individuals) with residence in Sweden for Swedish tax purposes, all capital income (for example income that is considered to be interest for Swedish tax purposes and capital gains on debt securities) will be taxable. Specific tax consequences may be applicable to certain categories of corporations, for example life insurance companies. Moreover, specific tax consequences may be applicable if, and to the extent that, a holder of debt securities realizes a capital loss on the debt securities and to any currency exchange gains or losses.

If amounts that are deemed as interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or the legal entity on such payments. Swedish preliminary taxes should normally also be withheld on other returns on debt securities (but not capital gains), if the return is paid out together with such a payment of interest referred to above.

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

Because operating profit excluding net results of financial transactions ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business portfolios and individual managers), and for budgeting and forecasting purposes. Operating profit excluding net results of financial transactions is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our operating profit excluding net results of financial transactions only marginally. Operating profit excluding net results of financial transactions is the primary basis for calculating the amount of variable remuneration payable under the Group’s employee incentive scheme to all permanent employees with the exception of the CEO, other senior executives and employees working in risk- and compliance functions.

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

2015 compared to 2014.

Operating profit excluding net results of financial transactions amounted to Skr 1,135 million in the year ended December 31, 2015, an increase of 1 percent as compared to the year ended December 31, 2014 (when operating profit excluding net results of financial transactions in fair value amounted to Skr 1,123 million).

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

Operating profit excluding net results of financial transactions

	For the year ended December 31,
Skr mn	2015	2014	2013
Operating profit	1,535	1,629	1,408

Net results of financial transactions	400	506	408

Operating profit excluding net results of financial transactions	1,135	1,123	1,000

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A                             Disclosure Controls and Procedures

Management, including our Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice President and Chief Administrative Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2015. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Parent Company’s management, including the Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice President, Chief Administrative Officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice Presidentand, Chief Administrative Officer concluded that the Group’s internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2015.

B                             Management’s Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice President and Chief Administrative Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

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

Management, including, Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice President and Chief Administrative Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, based on criteria set forth in “Internal Control - Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Tread way Commission, and using the information contained in the Interpretive Release No.33-8810, “Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting”, issued by the Securities and Exchange Commission. Management concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on these criteria.

C                             Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board of Directors was established in January 2008. This committee, whose members are Jan Roxendal (Chairman), Susanne Lithander and Lotta Mellström, has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

The Parent Company has not found it necessary to designate an audit committee financial expert because the Group is under the supervision of Finansinspektionen (the Swedish FSA). Accordingly, SEK believes that there is the opportunity for meaningful independent review of its financial statements by qualified experts (at the Swedish FSA), in addition to the independent review performed by the Parent Company’s external auditor.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2015 and 2014, the fees billed from the Parent Company’s independent auditors, Ernst & Young for 2015 and 2014.

Skr mn	2015	2014
Ernst & Young

Audit fee(1)	11	12
Audit related fee(2)	0	0
Tax related fee(3)	0	0
Total	11	12

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

In the financial statements remuneration to auditors is mainly included in Other administrative expenses.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board of Directors as a whole comprised the Parent Company’s audit committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. In January 2008, the Board of Directors established a separate Audit Committee; which currently has three directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices — Committees — Audit Committee.” Each of the members of the Board of Directors, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole shareholder, the Swedish State is an affiliate of the Parent Company. However, no member of the Board of Directors is an Executive Officer of the Parent Company. Thus, although no member of the Board of Directors or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3 (b) (1) (ii) (B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board of Directors and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b) (1) (iv) (E). The Parent Company does not believe that its reliance on the above exemption materially adversely affected the ability of the Audit Committee to act independently and to satisfy its duties.

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

Consolidated Financial Statements

ITEM 19. EXHIBITS

1.1             Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014 and incorporated herein by reference).

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

2.5             Fiscal Agency Agreement dated March 27, 2015 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.6             Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.6 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014, and incorporated herein by reference).

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

2.10      Second Note Deed Poll dated 19 March, 2014 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

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

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

Report of Independent Registered Public Accounting Firm

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

To the Board of Directors and shareholder of

AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of financial position of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, of changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Svensk Exportkredit at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young AB

Stockholm, Sweden

February 26, 2016

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Skr mn	Note	2015	2014	2013
Interest revenues		2,835	3,774	4,158
Interest expenses		-1,173	-2,196	-2,603
Net interest revenues	2	1,662	1,578	1,555
Net fee and commission expense	3	-6	-6	-5
Net results of financial transactions	4	400	506	408
Total operating income		2,056	2,078	1,958
Personnel expenses	5	-295	-313	-290
Other administrative expenses	6	-164	-166	-185
Depreciation and impairment of non-financial assets	7	-98	-43	-36
Total operating expenses		-557	-522	-511
Operating profit before net credit losses		1,499	1,556	1,447
Net credit losses	9	36	73	-39
Operating profit		1,535	1,629	1,408
Tax expenses	10	-348	-369	-318
Net profit(1)		1,187	1,260	1,090

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities (2)		-8	26	4
Derivatives in cash-flow hedges (2)		-217	316	-407
Tax on items to be reclassified to profit or loss	10	49	-75	89
Net items to be reclassified to profit or loss		-176	267	-314
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		49	-43	60
Tax on items not to be reclassified to profit or loss	10	-11	10	-13
Net items not to be reclassified to profit or loss		38	-33	47
Total other comprehensive income		-138	234	-267
Total comprehensive income (1)		1,049	1,494	823

Skr
Basic and diluted earnings per share(3)	297	316	273

(1)The entire profit is attributable to the shareholder of the Parent Company.

(2)See the Consolidated Statement of changes in equity.

(3)The average number of shares in 2015 amounts to 3,990,000 (2014: 3,990,000, 2013: 3,990,000)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Skr mn	Note	December 31, 2015	Decenber 31, 2014
Assets
Cash and cash equivalents	11,12	2,258	7,099
Treasuries/government bonds	11,12	2,006	3,458
Other interest-bearing securities except loans	11,12	40,831	66,398
Loans in the form of interest-bearing securities	11,12	48,107	53,140
Loans to credit institutions	9,11,12	29,776	25,510
Loans to the public	8,9,11,12	140,806	149,240
Derivatives	14	12,672	16,017
Property, plant, equipment and intangible assets	7	129	161
Other assets	16	1,854	2,053
Prepaid expenses and accrued revenues	17	1,972	2,090
Total assets		280,411	325,166

Liabilities and equity
Borrowing from credit institutions	12,18	5,283	8,290
Borrowing from the public	12,18	61	63
Senior securities issued	12,18	228,212	273,839
Derivatives	14	23,631	18,886
Other liabilities	19	1,637	3,054
Accrued expenses and prepaid revenues	20	1,912	2,014
Deferred tax liabilities	10	720	821
Provisions	5,21	39	97
Subordinated securities issued	12,22	2,088	1,945
Total liabilities		263,583	309,009

Share capital		3,990	3,990
Reserves		227	403
Retained earnings		12,611	11,764
Total equity	23	16,828	16,157

Total liabilities and equity		280,411	325,166

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		13,592	9,668
Interest-bearing securities:
Subject to lending		—	113

Contingent assets and liabilities
Guarantee commitments, credits		5	8
Guarantee commitments, other		4,076	4,287

Commitments
Committed undisbursed loans		63,438	16,028
Other commitments		—	—
Binding offers		2,273	50,896

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2013	14,380	3,990	469	-19	9,940
Net profit for the year	1,090				1,090
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	4			4
Derivatives in cash flow hedges	-127		-127
Reclassified to profit or loss	-279		-279
Tax on items to be reclassified to profit or loss	88		89	-1
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60				60
Tax on items not to be reclassified to profit or loss	-13				-13
Total other comprehensive income	-267		-317	3	47
Total comprehensive income	823		-317	3	1,137
Dividend	-213				-213
Closing balance of equity 2013(1)	14,990	3,990	152	-16	10,864

Net profit for the year	1,260				1,260
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	611		611
Reclassified to profit or loss	-295		-295
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income	234		246	21	-33
Total comprehensive income	1,494		246	21	1,227
Dividend	-327				-327
Closing balance of equity 2014(1),(2)	16,157	3,990	398	5	11,764

Net profit for the year	1,187				1,187
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges
Reclassified to profit or loss	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income	-138		-170	-6	38
Total comprehensive income	1,049		-170	-6	1,225
Dividend	-378				-378
Closing balance of equity 2015(1),(2)	16,828	3,990	228	-1	12,611

(1) The entire equity is attributable to the shareholder of the Parent Company.

(2) See Note 23 to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Skr mn	2015	2014
Operating activities
Operating profit (1)	1,535	1,629
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-36	-89
Depreciation	98	43
Exchange rate differences	22	-5
Unrealized changes in fair value	-396	-57
Other	18	284
Income tax paid	-580	-308
Total adjustments to convert operating profit to cash flow	-874	-132
Disbursements of loans	-56,404	-57,495
Repayments of loans	70,777	65,171
Net change in bonds and securities held	28,448	10,576
Derivatives relating to loans	469	946
Other changes — net	469	29
Cash flow from operating activities	44,420	20,724
Investing activities
Capital expenditures	-66	-52
Cash flow from investing activities	-66	-52
Financing activities
Proceeds from issuance of short-term senior debt	16,312	12,929
Proceeds from issuance of long-term senior debt	53,043	52,387
Repayments of debt	-74,546	-67,688
Repurchase and early redemption of own long-term debt	-41,006	-25,833
Derivatives relating to debts	-2,540	6,274
Dividend paid	-378	-327
Cash flow from financing activities	-49,115	-22,258
Net cash flow for the year	-4,761	-1,586
Exchange rate differences on cash and cash equivalents	-80	348
Cash and cash equivalents at beginning of the period	7,099	8,337
Cash and cash equivalents at end of the period (2)	2,258	7,099
of which cash at banks	294	373
of which cash equivalents	1,964	6,726

(1) Interest payments received and expenses paid

Interest payments received	2,990	4,410
Interest expenses paid	1,273	2,609

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note

REPORTING ENTITY

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is a company domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61—63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2015 encompasses SEK and its wholly owned subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (“the Subsidiaries”). These are together referred to as the “Consolidated Group” or “the Group”. The wholly owned subsidiary AB SEK Securities was merged into SEK on December 5, 2014. The merger resulted in SEK acquiring the assets and assuming the liabilities of AB SEK Securities. AB SEK Securities was licensed by the Swedish Financial Supervisory Authority to conduct securities trading. Its operations have been transferred to the Parent Company and SEK, has been licensed to conduct this type of business since June 12, 2014. Venantius AB is no longer engaged in any active business.

BASIS OF PRESENTATION

(i) Statement of compliance

SEK has applied International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of the Financial Supervisory Authority (FFFS 2008:25), all of which have been complied with in preparing the consolidated financial statements, of which these notes form part. SEK also follows the Swedish Government’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies. The consolidated financial statements were approved for issuance by SEK’s Board of Directors (the Board of Directors) on February 23, 2016. The Group’s statements of comprehensive income and financial position are subject to the decision of SEK’s shareholder, at the annual general meeting to be held on April 26, 2016.

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

(iii) Functional and presentation currency

SEK has determined that the Swedish krona (Skr) is the functional currency of the Parent Company and the presentation currency of the Consolidated Group. This determination is based on several factors, the significant factors being that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses, especially personnel expenses, other expenses and its taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging certain of the exposures between the Swedish kronor and other currencies.

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

(a)	Changes to accounting policies and presentation, and new standards and interpretations yet to be adopted
(b)	Basis of consolidation
(c)	Segment reporting
(d)	Recognition of operating income and expenses
(e)	Foreign currency transactions
(f)	Financial instruments
(g)	Tangible assets
(h)	Intangible assets
(i)	Employee benefits
(j)	Equity
(k)	Income tax
(l)	Earnings per share
(m)	Statement of Cash Flows
(n)	Critical accounting policies, assumptions and estimates

(a) Changes to accounting policies and presentation, and new standards and interpretations yet to be adopted

The accounting policies, bases of calculation and presentation are unchanged compared with the 2014 Annual Report, except for a change in segment reporting. A new assessment of the company’s operating segments under IFRS 8 was carried out based in part on the changes implemented to increase organizational efficiency and in part on changes made to operational follow-up. SEK now has one segment, lending, and therefore, no segment reporting is presented. Previously, SEK reported under two segments: corporate lending and end-customer finance. In addition to the above changes, certain amounts reported in prior periods have been reclassified to conform to the current presentation. The following amendments published by the IASB entered force January 1, 2015, but have no material impact on SEK’s financial reporting:

Amendments to IAS 19 — Defined Benefit Plans: Employee Contributions:

IFRS — Annual Improvements cycle 2010-2012.

IFRS — Annual Improvements cycle 2011-2013.

The following new standards and changes in standards and interpretations not yet adopted are considered to be relevant to SEK:

IFRS 9 Financial Instruments. In 2014, IASB issued IFRS 9 which is replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition, classification and measurement, impairment, derecognition and general hedge accounting. New rules on the classification and measurement of financial assets reduce the number of valuation categories and instead focus on the company’s business model with respect to how its financial assets are used and whether contractual cash flows represent only nominal amounts and interest. The rules for financial liabilities are essentially unchanged compared with IAS 39. The largest change is that fair value movements due to the company´s own credit risk in financial liabilities that have been irrevocably designated at fair value should be recognized in other comprehensive income, rather than in profit or loss. IFRS 9 also introduces a credit loss model where expected losses are taken into account. The new model takes a three-stage approach based on whether significant changes in credit risk have occurred.  The new general rules on hedge accounting allow entities to better reflect risk management activities in financial reports. SEK has begun the process of evaluating the potential effect of this standard, but has not yet determined any conclusions regarding its effects on SEK’s financial statements, capital adequacy or large exposures. At present, SEK has no intention of adopting the standard early. IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers. In 2014, IASB issued IFRS 15 which establishes the principles for reporting useful information on the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard introduces a five-step model with recognition and measurement requirements and new disclosure requirements. The standard is not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposures. The standard is applicable from January 1, 2018.

IFRS 16 — Leases. In January 2016, the IASB published the new accounting standard for leases; includes changes for lessees. All leases (with the exception of short-term leases and smaller leases) are to be recognized as right-of-use assets which are subject to depreciation and with liabilities appearing in the lessee’s balance sheet, and the lease payments are recognized as repayment and interest expense. Lessor accounting remains essentially unchanged. Further disclosures are also required. SEK’s preliminary assessment is that the standard will not have any material impact on SEK’s financial statements, capital adequacy or large exposures. The standard is effective from January 1, 2019.

There are no other IFRS or IFRS IC interpretations, or amendments, that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

The Swedish Annual Accounts Act for Credit Institutions and Securities Companies (ÅRKL) and Finansinspektionen (the Swedish F S A’s) regulations and general guidelines for annual reports in credit institutions and securities companies (FFFS 2008:25). The new EU directive regarding annual accounts and consolidated accounts has been implemented in ÅRKL and FFFS 2008:25. The changes have only minor impact on the disclosures in the annual accounts and interim reports. The new legislation and the amended regulations enter force January 1, 2016.

(b) Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The basis for consolidation under prudential regulations, such as the capital requirements under the Capital Requirements Regulation (CRR), does not differ from the basis for consolidation for accounting purposes. No subsidiary is an Institute under the definitions in the CRR; thus the prudential regulations do not apply to subsidiaries on an individual basis. No current or future material restrictions to prompt transfer of own funds or repayment of liabilities among the parent or its subsidiaries has been identified.

(c) Segment reporting

Segments are identified based on internal reporting to the Chief Executive Officer (CEO) who serves as the chief operating decision maker. SEK has one segment, lending, which under the company’s mission from its owner is tasked with ensuring access to financial solutions for the Swedish export industry on commercial and sustainable terms. Accordingly, no segment reporting has been prepared. Disclosures regarding the geographic breakdown and revenue per product group are presented in notes 2 and 3 to the Consolidated Financial Statements.

(d) Recognition of operating income and expenses

(i) Net interest revenue

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. The reporting of all interest income and interest expenses is made on a gross basis, with the exception of interest income and interest expenses related to derivative instruments, which are reported on a net basis. Interest for derivatives used to hedge borrowing, in hedge accounting or economic hedges, is presented as interest expense, regardless of whether the contracts’ net interest is positive or negative. Interest for derivatives used to hedge assets, in hedge accounting or economic hedges, is presented as interest income, regardless of whether the contracts’ net interest is positive or negative. Interest income and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expenses that are a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation. Charges considered as an integrated part of the effective interest rate for a financial instrument are included in the effective interest rate (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. In addition to interest revenue and interest expense, the stability fund fee and guarantee commissions that are comparable to interest are recognized in net interest revenue as an interest expense.

The state-supported system (“S-system”). SEK’s net compensation for administrating the S-system is recognized as part of interest revenues in the statement of comprehensive income. SEK administers, in return for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). Pursuant to the instruction from the State, the State reimburses SEK for all interest differentials, financing costs and net foreign exchange losses under the S-system. SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. Accordingly, interest income, interest expense and other costs settled with the State are not accounted for in SEK’s statement of comprehensive income. The State’s settlements are made on a quarterly basis. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets. Assets and liabilities related to the S-system are included in the statement of financial position for the Consolidated Group as SEK bears the credit risk for the lending and acts as contractor for lending and borrowing.

(ii) Net fee and commission expense

Commissions earned and commissions incurred are presented as Net fee and commission expense in the consolidated statement of comprehensive income. The gross amount of commissions earned and commissions incurred are disclosed in the notes to the financial statements. The recognition of commission income depends on the purpose for which the fee is received. Fees are either recognized as revenue when services are provided or amortized over the period of a specific business transaction. Commissions incurred are transaction-based, and are recognized in the period in which the services are received. Guarantee commissions that are comparable to interest and fees that comprise integrated components of financial instruments, and therefore included in the effective interest rate, are not recognized as commission and are instead included under net interest revenue.

(iii) Net result of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses related to all financial instruments carried at fair value in the statement of financial position, except when fair-value changes are recorded in other comprehensive income. Gains and losses comprise gains and losses related to currency exchange -rate effects, interest rate changes, changes in credit spreads on SEK’s own debt, changes in basis-spreads and changes in the creditworthiness of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks in fair-value hedges and inefficiency in cash-flow hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from buy-back of issued own debt, is recognized directly under “Net results of financial transactions”.

(e) Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated into the functional currency (Swedish krona) at the exchange-rates applicable on the last day of each relevant reporting period. Revenues and costs in foreign currencies are translated into Swedish kronor at the current exchange-rate as of the respective date of accrual. Any changes in the exchange-rates between the relevant currencies and the Swedish krona relating to the period between the date of accrual and the date of settlement are reported as currency exchange-rate effects. Currency exchange-rate effects are included as one component of “Net results of financial transactions”. Currency exchange-rate effects on the nominal amounts of financial assets and liabilities measured at fair value are recognized as currency exchange-rate effects, however, the change in fair value that arises due to other components is not separated.

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

(iii) Offsetting

Financial assets and liabilities are offset and presented in the statement of financial position when the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 14 to the Consolidated Financial Statements for further information about the offsetting of financial assets and financial liabilities

(iv) Classification of financial assets and liabilities

Financial assets are categorized into three categories for valuation purposes: loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. Financial liabilities are categorized into two categories for valuation purposes: financial liabilities at fair value through profit or loss and other financial liabilities.

Loans and receivables.

This category is used for loans and loans in the form of interest bearing securities that are not listed in an active market. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. The balance sheet items: Cash and cash equivalents, Loans to credit institutions, Loans to the public and the greater part of Loans in the form of interest bearing securities are included in this category. When one, or multiple, derivatives are used to hedge a currency and/or interest rate exposure relating to a loan or receivable, fair-value hedge accounting is applied. Furthermore, cash flow hedge accounting can be applied for certain transactions classified as loans and receivables, such as when SEK wishes to hedge against variability in the cash flow from these assets.

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

Available-for-sale financial assets. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized in other comprehensive income. If assets are sold, changes in fair value are transferred from other comprehensive income to profit or loss.

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

(vi) Presentation of certain financial instruments

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

Guarantees. SEK is holder of financial guarantee contracts in connection with certain loans. Such guarantees are ordinarily accounted for as guarantees in accordance with SEK’s established accounting policy and therefore are not recorded in the statement of financial position (except for the deferred costs of related guarantee fees paid in advance for future periods). In limited situations, the relevant risk-mitigating instruments do not fulfill the requirements to be considered guarantees and are therefore recorded as derivatives and valued at fair value through profit or loss. When SEK classifies a risk-mitigating instrument as a financial guarantee, SEK always owns the specific asset whose risk the financial guarantee mitigates and the potential amount that SEK can receive from the counterparty under the guarantee represents only the actual loss incurred by SEK related to its holding. Premiums on financial guarantees are allocated over the period and recognized as an interest expense in net interest revenue.

Embedded derivatives. In the ordinary course of its business, SEK issues or acquires financial assets or financial liabilities that contain embedded derivatives. When financial assets or liabilities contain embedded derivatives, where the financial characteristics and risks of the instrument’s unique components are not related, the entire instrument is irrevocably classified as financial assets or financial liabilities measured at fair value through profit or loss, and thus does not separate the embedded derivatives.

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

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading Commitments below the statement of financial position, are measured as the undiscounted future cash flow concerning loan disbursements related to loans committed but not yet disbursed at the period end date, as well as binding offers.

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

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied by SEK when there are additional factors that market participants take into account and that are not captured by the valuation model. Management assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and non-observable parameters, where relevant.

New models involving significant change from the previously approved models must be authorized by the Board’s Finance and Risk Committee. In addition, all models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. Analysis of significant non observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

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

Restructured loan receivables pertain to loan receivables where SEK has granted concessions to the borrower as a result of the borrower’s deteriorated financial position. Following the restructure, normally, the loan receivable is no longer considered doubtful if the obligation is being met in compliance with the new terms and conditions. Concessions granted in connection with loan restructuring are regarded as credit losses.

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

(h) Intangible assets

Intangible assets comprise mainly the capitalized portion of investments in IT systems. Expenses that are directly attributable to large investments in the development of IT systems are recognized as intangible assets if they are expected to generate future economic benefits. The capitalized portion of investments in IT systems includes expenses related to the intangible asset, such as consulting fees and expenses for Group personnel who have contributed to producing the intangible asset. Each intangible asset is depreciated using the straight-line method over an estimated useful life from the date the asset is available for use. Average useful lives are evaluated and reconsidered on a yearly basis. An annual impairment test is performed on intangible assets not yet used.

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

The cost for defined benefit plans is calculated using the “projected unit credit method”, which distributes the cost of a plan over a covered employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation, and mortality rates. The discount rate used is the equivalent of the interest rate for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptionsand experience-based adjustments generate actuarial gains or losses.. These actuarial gains and losses are reported together with the difference between actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains / losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss.

The companies of the Group participate in various public pension plans covering all employees. Sufficient information is available to allow the calculation of SEK’s share of the defined-benefit liabilities, assets and the costs for these plans. The future costs of the plans may change accordingly if the underlying assumptions of the plans change. In addition to this, there are individual pension solutions for two former employees that are being disbursed. These have been accounted for in the same way as the company’s other pension obligations.

(j) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit. Reserves consist of the following items: reserve for fair-value changes in respect of available-for-sale securities (fair value reserve) and reserve for fair-value changes in respect of derivatives in cash-flow hedges (hedge reserve).

(k) Income tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 22.0 percent (2014: 22.0 percent 2013: 22.0 percent). Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in the income statement or through other comprehensive income.

(l) Earnings per share

Earnings per share are calculated as net profit divided by the average number of shares. There is no dilution of shares.

(m) Statement of Cash Flows

The Statement of Cash Flows shows inflows and outflows of cash and cash equivalents during the year. SEK’s Statement of Cash Flows has been prepared in accordance with the indirect method, whereby operating profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date. See Note 11 to the Consolidated Financial Statements.

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

•                  Provisions for probable credit losses,

•                  Estimates of fair values when quoted market prices are not available,

•                  Valuation of derivatives without observable market prices

The functional currency of the Parent Company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Under IFRS, both assets and liabilities are translated at closing exchange-rates and the differences between historical book values and current values are recognized as currency exchange-rate effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of a material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 26 to the Consolidated Financial Statements for information on SEK’s positions in foreign currency.

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value

When reporting the amounts of its assets, liabilities and derivatives, as well as its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different. When financial instruments are carried at fair value, fair value is calculated through the use of market quotations, pricing models, valuations established by external parties and discounted cash flows. The majority of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. Other pricing models or assumptions could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately. See Note 13 to the Consolidated Financial Statements for disclosure of change in value of assets and liabilities if non-observable parameters are changed.

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

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ended December 31, 2015 by Skr 20-30 million (2014: Skr 40—50 million) and equity by Skr 16-24 million (2014: Skr 31-39 million) at that date. A higher total future cash flow would affect operating profit and equity positively, and a lower total future cash flow would affect operating profit and equity negatively.

Estimates of fair value when quoted market prices are not available

When an asset or liability is reported at fair value, fair value must include any impact of credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread, depending on whether the instrument is an asset or a liability.

Developments on the financial markets have to some extent affected the prices at which SEK’s debt is issued. These changes, which are different in different markets, have been included in the calculation of fair value for these liabilities. The models used include both directly observable and implied market parameters.

If the assumption related to the valuation of assets classified at fair value were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2015 by approximately Skr 5-15 million (2014: Skr 5-15 million) and equity, at such date, by approximately Skr 100-110 million (2014: Skr 150-160 million). A higher credit spread would affect operating profit and equity negatively, and a lower credit spread would affect operating profit and equity positively.

If the assumption related to the valuation of liabilities classified at fair value were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the average spread actually used in the calculations, this would affect operating profit for the fiscal year ended December 31, 2015 by approximately Skr 150-250 million (2014: Skr 200-300 million) and equity, at such date, by approximately Skr 100-200 million (2014: Skr 150-250 million). A higher credit spread would affect operating profit and equity positively, and a lower credit spread would affect operating profit and equity negatively.

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

If these assumptions were to be changed, this could result in a material change in the fair value of these instruments. For further information see Note 13 to the Consolidated Financial Statements, table Sensitivity analysis - level 3 assets and liabilities.

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

Note 2.  Net interest revenues

	Consolidated Group
Skr mn	2015	2014	2013
Interest revenues were related to:
Loans to credit institutions	544	595	742
Loans to the public	2,663	3,086	3,253
Interest-bearing securities	395	577	643
Impaired financial assets	0	5	1
Derivatives	-767	-489	-481
Total interest revenues	2,835	3,774	4,158
Total interest expenses	-1,173	-2,196	-2,603
Net interest revenues	1,662	1,578	1,555

	Consolidated Group
Skr mn	2015	2014	2013
Interest revenues were related to:
Available-for-sale financial assets	225	387	184
Financial assets at fair value through profit or loss	-5	204	27
Derivatives used for hedge accounting	-470	-412	-205
Loans and receivables	3,085	3,595	4,152
Total interest revenues	2,835	3,774	4,158

Interest expenses were related to:
Financial liabilities at fair value through profit or loss	-683	-818	-1,110
Derivatives used for hedge accounting	2,484	2,416	2,461
Other financial liabilities	-2,974	-3,794	-3,954
Total interest expenses	-1,173	-2,196	-2,603

Net interest revenues	1,662	1,578	1,555

Interest revenues geographical areas	Consolidated Group
Skr mn	2015	2014	2013
Sweden	1,353	2,039	2,428
Europe except Sweden	511	824	802
Countries outside of Europe	971	911	928
Total	2,835	3,774	4,158

Interest revenues per productgroup	Consolidated Group
Skr mn	2015	2014	2013
Corporate ledning	1,517	2,216	2,514
End-customer financing(1)	978	1,018	994
Liquidity	340	540	650
Total	2,835	3,774	4,158

(1)  In interest revenues for End-customer financing Skr 123 million (2014: Skr 117 million; 2013: Skr 105 million) represent remuneration from the S-system (see Note 24 to the Consolidated Financial Statements).

Note 3. Net fee and commission expense

	Consolidated Group
Skr mn	2015	2014	2013
Fee and commissions earned were related to(1):
Capital market commissions	—	—	6
Financial consultants’ commissions	0	—	2
Other commissions earned	2	4	1
Total	2	4	9

Commissions incurred were related to(1):
Depot and bank fees	-6	-7	-11
Brokerage	-2	-3	-3
Financial consultants’ commissions	—	—	0
Other commissions incurred	0	—	—
Total	-8	-10	-14
Net fee and commission expense	-6	-6	-5

(1)  Skr -3 million (2014: Skr -3 million; 2013: Skr -5 million) includes financial assets and liabilities not measured at fair value through profit or loss

Fee and commission earned geographical areas	Consolidated Group
Skr mn	2015	2014	2013
Sweden	1	4	8
Europe except Sweden	0	0	1
Countries outside of Europe	1	0	—
Total	2	4	9

Fee and commission earned per productgroup	Consolidated Group
Skr mn	2015	2014	2013
Corporate ledning	—	—	9
End-customer financing	2	4	—
Total	2	4	9

Note 4. Net results of financial transactions

	Consolidated Group
Skr mn	2015		2014		2013
Net results of financial transactions were related to:
Derecognition of financial instruments not measured at fair value through profit or loss
Available-for-sale financial assets	—		—		—
Loans and receivables	-42	(1)	147		2
Other financial liabilities	—		—		487	(2)
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	4,526	(3)	-2,846		-5,435
Held-for-trading(4)	-4,324	(3)	3,031	(5),(6)	5,339	(6)
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	-290	(3)	844		-3,292
Net results of the hedged item	536		-641		3,294
Ineffectiveness of cash-flow hedges that have been reported in the profit or loss(7)	—		7		12
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-6		-36		1
Total net result of financial transactions	400		506		408

(1) During 2015, SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively by Skr 130 million.

(2) A gain amounting to Skr 375 million was recorded in 2013 from the repurchase of SEK’s subordinated debt

(3) During the fourth quarter 2015, SEK made a change in assumption in the valuation of certain transactions. The change in assumptions resulted  in a negative impact on operating income.

(4) No assets or liabilities are classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS 39.

(5) In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court.

In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group that, in total, affected the Net result of financial transactions positively by Skr 317 million.

(6) During 2014, SEK adopted new interest rate curves in order to better account for market differences in the pricing of three- and six-month flows. The improved methodology resulted in a positive impact on operating income. During 2013, an improved method related to valuation of funding transactions was implemented, which had a negative impact on operating income.

(7) During 2014, derivatives designated as hedging instruments in cash -flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

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

Note 5. Personnel expenses

	Consolidated Group
Skr mn	2015	2014	2013

Salaries and remuneration to the Board of Directors and the Cheif Executive Officers	-6	-7	-8
Severance salary related to the Cheif Executive Officer	—	—	-8	(1)
Salaries and remuneration to Senior Executives	-17	-14	-12
Salaries and remuneration to other employees	-141	-161	-139
Pensions	-62	-59	-58
Social insurance	-56	-59	-51
Other personnel expenses	-13	-13	-14
Total personnel expenses	-295	-313	-290

(1) Peter Yngwe left his position as CEO on April 28th, 2014. The full cost of his severance including payroll taxes was Skr 8 million, which corresponded to 18 months’ salary and was expensed in 2013. Severance pay is paid monthly and deductions are made in the event of other income.

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 17 million (2014: Skr 14 million). Of the remuneration to senior executives, Skr 16 million (2014: Skr 14 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 4 million (2014: Skr 5 million)(1) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between BAO and trade unions.

As of the 1st of January 2015 Karl-Johan Bernerfalk (General Counsel), Johan Henningsson (Head of Sustainability) and Edvard Unsgaard (Head of Communications) joined the Executive management. Marie Lindstedt (Head of Compliance), Dan Kohlberg (IT-Manager) and Sven-Olof Söderlund (Head of Corporate Governance) are as of the 1st of January 2015 co-opt.

(1) Partially includes former CEO Peter Yngwe.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2015 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)	Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-614	—	—	—	-614
Other members of the Board of Directors:
Cecilia Ardström	-218	—	—	—	-218
Jan Belfrage	-217	—	—	—	-217
Lotta Mellström(5)	—	—	—	—	—
Ulla Nilsson	-236	—	—	—	-236
Jan Roxendal(4)	-327	—	—	—	-327
Teppo Tauriainen(5)	—	—	—	—	—
Susanne Lithander, from January 20, 2015	-209	—	—	—	-209
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)	—	-4,379	-75	-1,295	-5,749	(6)
Karl Johan Bernerfalk, General Counsel	—	-1,281	-10	-412	-1,703
Teresa Hamilton Burman, Chief Credit Officer (CCO), from August 3, 2015		-910	-5	-186	-1,101
Stefan Friberg, Chief Risk Officer (CRO), from May 15, 2015	—	-1,688	-8	-282	-1,978
Johan Henningsson, Head of Sustainability	—	-1,139	-10	-366	-1,515
Per Jedefors, Chief Risk Officer (CRO), resigned with pension April 30, 2015	—	-1,390	-28	-228	-1,646
Jane Lundgren-Ericsson, Head of Lending	—	-2,286	-50	-606	-2,942
Sirpa Rusanen, Head of Human Resources	—	-1,266	-85	-473	-1,824
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,055	-91	-642	-2,788
Edvard Unsgaard, Head of Communication	—	-1,000	-11	-297	-1,308
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,134	-86	-1,103	-4,323
Summa	-1,821	-20,528	-459	-5,890	-28,698

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2014 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)		Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-593	—		—	—	-593
Other members of the Board of Directors:
Cecilia Ardström	-210	—		—	—	-210
Jan Belfrage	-189	—		—	—	-189
Lotta Mellström(5)	—	—		—	—	—
Ulla Nilsson	-208	—		—	—	-208
Jan Roxendal(4)	-289	—		—	—	-289
Åke Svensson, avgick 2014-02-19	-59	—		—	—	-59
Teppo Tauriainen(5), from October 7, 2014	—	—		—	—	—
Eva Walder(5), resigned October 7, 2014	—	—		—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO), from April 28, 2014	—	-3,145		-75	-932	-4,152	(6)
Peter Yngwe, Chief Executive Officer (CEO), resigned April 28, 2014	—	-1,704	(7)	-39	-481	-2,224	(8)
Per Jedefors, Chief Risk Officer (CRO)	—	-2,983		-108	-897	-3,988
Jane Lundgren-Ericsson, Head of Lending	—	-2,128		-61	-644	-2,833
Sirpa Rusanen, Head of Human Resources	—	-1,203		-113	-429	-1,745
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,948		-112	-606	-2,666
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)		-2,577	(7)	-100	-827	-3,504
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,037		-110	-1,090	-4,237
Summa	-1,548	-18,725		-718	-5,906	-26,897

(1) Predetermined salary or other compensation such as holiday pay and allowances.

(2) Other benefits consist of for example car allowances and subsistence benefit.

(3) Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

(4) Since May 1, 2013 remuneration is invoiced from their private companies in accordance with the state guidelines.

(5) Since April 29, 2010, remuneration is not paid from the company to the representatives on the Board, who are employed by the owner, the Swedish Government.

(6) The retirement age of the CEO , Catrin Fransson is 65 years and the pension fee is 30 percent of her fixed salary.

(7) Includes payments of saved vacation leave.

(8) The previous CEO , Peter Yngwe had the retirement age of 65 years and the pension fee was 30 percent of his fixed salary.

(9) In addition, severance pay of Skr 6 million excluding payroll taxes was reserved as of December 31, 2013

2013 Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group, Skr thousand	Fee, includes committee fee	Fixed remuneration(1)		Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-482	—		—	—	-482
Other members of the Board of Directors:
Cecilia Ardström	-180	—		—	—	-180
Jan Belfrage	-165	—		—	—	-165
Lotta Mellström(5)	—	—		—	—	—
Ulla Nilsson	-182	—		—	—	-182
Jan Roxendal	-232	—		—	—	-232
Åke Svensson	-174	—		—	—	-174
Eva Walder(5)	—	—		—	—	—
Senior Executives:
Peter Yngwe, Chief Executive Officer (CEO)	—	-4,197	(9)	-117	-1,464	-5,778	(8)
Per Jedefors, Chief Risk Officer (CRO)	—	-2,914		-104	-894	-3,913
Jane Lundgren Ericsson, Deputy Chief Operating Officer (dCOO) and Chief Executive Officer (CEO) for AB SEK Securities		-1,904		-52	-641	-2,597
Sirpa Rusanen, Head of Human Resources	—	-1,183		-120	-420	-1,723
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,843		-102	-602	-2,547
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)		-2,210		-106	-824	-3,140
Per Åkerlind, Chief Operating Officer (COO)	—	-2,937		-109	-1,069	-4,115
Total	-1,415	-17,188		-710	-5,914	-25,227

The Swedish FSA’s regulations (FFFS 2011:1) regarding remuneration systems in credit institutions, investment firms and fund management companies apply to SEK. SEK further applies the government’s guidelines on terms of employment for senior executives at state-owned companies. In accordance with these set of rules, SEKs board of directors proposed a set of guidelines related to salary and remuneration to the senior executives of SEK. The proposal was later accepted by the annual general meeting 2015. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and, as appropriate contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies,and should be reasonable. Guidelines for remuneration to senior executives are determined by the Annual General Meeting. Remuneration to senior executives consists of fixed salary, pension and other benefits. Pension terms for senior executives should be in the form of defined contribution plans.

SEK’s remuneration system is designed to promote a sound and effective risk management and does not encourage excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts. SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals to the Board of Directors relating to decisions on remuneration policy for the Company, on total remuneration for the CEO, for other members of senior executives, for the head of Compliance, and for other employees reporting directly to the Chief Executive Officer, on terms and conditions for and outcome of the Company’s employee incentive scheme (EIS). The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at following-up the application of SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant department for control, together with the Remuneration Committee, annually reviews and evaluates the company’s remuneration systems and also reviews whether such systems comply with the company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board of Directors in a separate report on the same day as the annual report is submitted. The Remuneration Committee has met eight times this year.

Since the year 2011, the Company has only one system for variable remuneration, the employee incentive scheme (EIS). The EIS applies to all permanent employees, with exception of senior executives (except for three newly apointed senior executives, where deferred remuneration related to 2014 is included), employees within the Risk Department and employees within the Compliance Department.

The purpose of the EIS is to contribute to attracting and retaining staff, to promote the achievement of the company’s long-term objectives, and to encourage cooperation between different parts of the company in order to progress towards common objectives.

If pre-tax profit (excluding net results of financial transactions and any costs for the EIS, but after reversal of any non-operational items) (“Base Profit”) exceeds the predetermined Base Profit, the employees to whom the EIS applies receive a share of the excess amount, however, not more than an amount equal to two months’ salary, including payroll taxes. However, outcome under EIS is on condition that operating profit, including the costs for EIS, is positive. The Base Profit is determined by the Board of Directors. Risk adjustment takes place based on the Company’s total risks. By construction, the variable remuneration will never exceed 17 percent of the fixed remuneration. The final decision on the amount to be paid out under the EIS is taken by the Board of Directors.

SEK’s remuneration policy is designed in such a way that the Company may decide that remuneration that is subject to deferred disbursement may be withheld, in part or full, if it subsequently transpires that the performance criteria have not been fulfilled or if the employee has breached certain internal rules. The same applies if disbursement would not be justifiable by the Company’s financial situation. Further, the outcome may also be adjusted if credit losses, or recoveries of credit losses, have occurred after the relevant income year, but are deemed to be attributable to the said income year. For all employees to whom EIS applies, the disbursement plan states that 40 percent of the outcome will be disbursed in April in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in April in each of the subsequent three years.

In order to be able to identify, measure, manage, report and have control over the risks associated with the company’s business, the company ensures that its remuneration system promotes a sound and effective risk management. As part of its strategic analysis and planning, the company undertakes an annual process for internal capital and liquidity assessment. The aim of this process is to identify and compile, in a comprehensive way, the company’s risks and to evaluate its risk management, need for capital and need for liquidity. Accordingly, in this process, amongst others, the appropriateness of the company’s risk management is evaluated. As part of this evaluation, an analysis is conducted with the purpose of identifying employees, whose work duties have a material impact on SEK’s risk profile, including risks related to the company’s remuneration policy and remuneration system. The outcome of this analysis is taken into account when designing the remuneration systems in order to promote a sound and efficient risk management and to restrict excessive risk-taking.

The number of employees that receive remuneration of Euro 1 million or more per financial year is zero. No new agreements containing variable remunerations have been established during the year.

The CEO, Catrin Fransson, is covered by the Guidelines for Terms of Employment for Senior Executives in State-owned Companies (adopted April 20, 2009). SEK pays a defined-contribution pension insurance amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the BTP plan, health care insurance under Skandia Privatvård Plus and travel insurance. Other benefits payable to the CEO include car and per diem allowances. The CEO is entitled to 6 months’ notice prior to termination initiated by SEK and, furthermore, is entitled to severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment.

The retirement age is 65 for all senior executives. The pension terms, conditions for termination of employment and other terms of employment for the senior executives follow the current Guidelines for Terms of Employment for Senior Executives in Stateowned Companies (adopted April 20, 2009), where the BTP plan is included as an approved, collectively bargained, defined-benefit pension plan. Pension provisions for senior executives in SEK are limited to 30 percent of pensionable income for retirement and survivors’ pension. Due to SEK’s implementation of a defined-benefit pension plan, the BTP plan, resulting from a collective agreement between the Banking Institutions Employers’ Organization (BAO) and the Financial Sector Union of Sweden, covering employees in the banking and finance industries, the contribution for retirement and survivor´s pension can exceed 30 percent.

For all the senior executives, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance arising out of applicable collective agreements as well as travel insurance and health insurance. Other benefits include car and per diem allowances.

Per Åkerlind and Sven-Olof Söderlund have notice periods of six months should termination be initiated by SEK and, furthermore, are entitled to severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment. For other senior executives, the notice period upon termination initiated by SEK follows collective agreements. Upon resignation by the employee, the notice period is three or six months.

Peter Yngwe left his position as CEO April 28, 2014. Severance has been paid monthly and deductions have been made in the event of other income earned.

Pensions

The employees at SEK have a collectively bargained pension plan through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP and SEB.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2015	2014	2013
Service cost	-7	-5	-8
Interest cost, net	-2	-1	-1
Pension cost for defined benefit pensions, incl. payroll tax	-9	-6	-9
Pension cost for defined contribution pension incl. payroll tax	-53	-53	-49
Pension cost recognized in personnel costs	-62	-59	-58

Actuarial gains and (losses) on defined benefit obligation during period	60	-57	65
Return above expected return, gains and (losses) on plan assets	-7	14	-4
Change in the effect of the asset ceiling excluding interest	-4	—	—
Revaluation of defined benefit plans	49	-43	61

The following table specifies the net value of defined benefit pension obligations

Skr mn	2015	2014	2013
Defined benefit obligations	215	267	207
Plan assets	-202	-201	-181
Restriction to net defined benefit asset due to the asset ceiling	4	—	—
Provision for pensions, net obligation (see Note 21 to the Consolidated Financial Statements)	17	66	26

The following table shows the development of defined benefit obligations

Skr mn	2015	2014	2013
Defined benefit obligation, opening balance	267	207	264
Service cost	7	5	8
Interest cost	7	7	7
Pension Payments incl. special payroll tax	-7	-7	-7
Other adjustments	—	-2	—
Actuarial (gains) and losses, effect due to changed demographic assumptions	—	6	0
Actuarial (gains) and losses, effect due to changed financial assumptions	-51	54	-65
Actuarial (gains) and losses, effect due to experience based outcome	-8	-3	0
Defined benefit obligation, closing balance	215	267	207

The following table shows the development of plan assets related to defined benefit obligation

Skr mn	2015	2014	2013
Fair value of plan assets, opening balance	201	181	178
Expected return on plan assets	5	6	6
Contributions by the employer(1)	8	8	8
Benefits paid(2)	-5	-6	-6
Other adjustments	—	-2	—
Return on plan assets excluding interest income	-7	14	-5
Fair value of plan assets, closing balance	202	201	181

(1)  Expected contribution from the employer in the following year is Skr 8 million (2014: Skr 8 million; 2013: Skr 8 million) excluding payroll tax.

(2)  Expected compensation paid in the following year is Skr 7 million (2014: Skr 7 million; 2013 Skr 6 million).

The following table shows the distribution of plan assets related to defined benefit obligation

Skr mn	2015	2014	2013
Domestic equity investments	4	12	22
Foreign equity investments	12	12	—
Domestic government bonds	63	65	54
Domestic corporate bonds	63	56	54
Mortgage bonds	48	46	42
Properties	12	10	9
	202	201	181

The following table displays principal actuarial assumptions used end of year

%	2015	2014	2013
Discount rate(1)	3.4	2.5	3.6
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	3.5	3.5
Expected inflation	1.6	1.6	1.6
Expected lifetime(2)	DUS14	DUS14	FFFS2007:31
Expected turnover	5.0	5.0	4.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
(1) Discount rate	-1%	2.4%	+1%	4.4%
Defined benefit obligation		265		178
Service cost		6		3
Interest cost		6		8

(2) Expected lifetime	+1 year		-1 year
Defined benefit obligation		224		207
Service cost		4		4
Interest cost		8		7

Net reconciliation of pension liabilities

Skr mn	2015	2014	2013
Pension liabilities, opening balance	66	26	86
Net periodic pension cost	9	6	9
Contributions by the employer	-8	-7	-7
Net pension payments	-1	-2	-2
Revaluations recognized in other comprehensive income	-49	43	-60
Pension liabilities, closing balance	17	66	26

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2015 for defined benefit pensions amounts to Skr 9 million (2014: Skr 6 million and 2013: Skr 9 million).

As of December 31, 2015, the expected weighted average remaining service time for active employees was 19.4 years, (2014: 20.8 years) the expected weighted average duration for the present value was 22.7 years (2014: 21.6 years) and the average salary for active employees was Skr 0.8 million (2014: Skr 0.7 million).

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

Expected early retirement

According to the transitional rule for § 8 in the BTP-plan, the calculation includes the assumption that 20 percent of the employees use the possibility for early retirement. The earliest retirement age is 61 for employees born 1956 or earlier. Employees born 1967 or later have no right to retire before age 65.

Expected return on plan assets

Expected return on plan assets is equal to the discount rate as regulated in IAS 19.

Expected salary increase

The assumption of salary increase is based on SEK’s assessment.

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected company staff attrition during one year.

Average number of employees	2015	2014	2013	2012
Women	115	111	112	109
Men	136	132	131	122
Total average number of employees	251	243	243	231
of which geographically located in Sweden	250	242	241	230
of which geographically located in Singapore	1	1	2	1

Number of employees at year-end	2015	2014	2013	2012
Women	124	110	114	114
Men	139	131	135	121
Total number of employees	263	241	249	235
of which geographically located in Sweden	262	240	247	233
of which geographically located in Singapore	1	1	2	2
of which full-time employees	257	236	244	227
of which part-time employees	6	5	5	8
of which permanent employees	254	237	240	228
of which temporary employees	9	4	9	7
of which managers	32	39	43	43
of which non-management	231	202	206	192

Employees by age distribution	2015	2014	2013	2012
Total number of employees	263	241	249	235
of which under the age of 30 years	22	19	24	22
of which between 30 and 39 years	73	68	80	75
of which between 40 and 49 years	90	91	87	87
of which over 50 years	78	63	58	51

Employee turnover	2015	2014	2013	2012
Number of employees who left employment	17	22	16	16
of which women	5	10	5	8
of which men	12	12	11	8
of which under the age of 30 years	2	2	1	1
of which between 30 and 50 years	11	14	13	9
of which over 50 years	4	6	2	6
of which geographically located in Sweden	17	21	16	16
of which geographically located in Singapore	0	1	—	—

Health	2015	2014	2013	2012
Absence due to sickness	3.1%	2.5%	2.5%	2.6%
Percentage of employees that use SEK’s fitness allowance	79.0%	93.0%	93.0%	84.0%

Equality and diversity	2015	2014	2013	2012
Allocation of women/men on the Board of Directors	50/50	43/57	50/50	50/50
Allocation of women/men in SEK’s executive management	50/50	57/43	43/57	43/57
Allocation of women/men in management positions	38/62	41/59	44/56	39/61
Allocation of women/men at SEK in total	47/53	46/54	46/54	48/52
Allocation of employees with foreign/swedish background1	30/70	29/71	29/71	28/72

(1)  Percentage of employees that state they are raised in another country or have at least one parent born in another country.

Employee development	2015	2014	2013	2012
Percentage of employees who had a performance review (percent)	98	92	93	87
Average number of training days per employee (all employees are white-collar workers)	2	2	2	5

Note 6. Other administrative expenses

	Consolidated Group
Skr mn	2015	2014	2013
Travel expenses and marketing	-9	-11	-12
IT and information system (fees incl.)	-79	-80	-74
Other fees	-40	-41	-65
Premises(1)	-27	-27	-27
Other	-9	-7	-7
Total other administrative expenses	-164	-166	-185

(1)SEK is a partner in rental agreements of office space in Stockholm, Gothenburg and Singapore.

Cost of operating leases

	Consolidated Group
Skr mn	2015	2014	2013
Leases	-26	-26	-26

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014	December 31, 2013
Within 1 year	-26	-26	-26
Between 1 and 5 years	-145	-23	-49
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases Remuneration to auditors	-171	-49	-75

	Consolidated Group
Skr mn	2015	2014	2013
Ernst & Young:
Audit fee(1)	-11	-12	-12
Audit related fee(2)	0	0	0
Tax related fee(3)	0	0	0
Total	-11	-12	-12

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

In the financial statements remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014

Buildings(1)
Acquisition cost at the beginning of the year/accumulated acquisitions	—	1
Sales or disposals of the year	—	-1
Accumulated depreciation at the beginning of the year	—	-1
Depreciation of the year	—	0
Reversed depreciation due to sale or disposals	—	1
Accumulated depreciation	—	0
Book value	—	—

Land(1)
Acquisition cost at the beginning of the year/accumulated acquisitions	—	0
Book value	—	—

Office and building equipment
Acquisition cost at the beginning of the year	83	77
Sales or disposals of the year	-1	-3
Acquisitions of the year	8	9
Accumulated acquisitions	90	83

Accumulated depreciation at the beginning of the year	-57	-46
Reversed depreciation due to sale or disposals	1	2
Depreciation during the year	-13	-13
Accumulated depreciation	-69	-57
Book value	21	26

Intangible assets(2)
Acquisition cost at beginning of the year	314	268
Sales or disposals of the year	0	0
Acquisitions of the year	59	46
Accumulated acquisitions	373	314

Accumulated depreciation at the beginning of the year	-179	-149
Impairment	-55	—
Sales or disposals of the year	0	0
Depreciation of the year	-30	-30
Accumulated depreciation	-264	-179
Book value	109	135

Net book value
Property, land and equipment	21	26
Intangible assets	109	135
Total net book value	130	161

Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-98	-43

(1) Holiday Homes in Sälen were sold in December 2014, which generated a capital gain of Skr 1.6 million.

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

A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods:

	Consolidated Group
	December 31, 2015		December 31, 2014
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	131	111	746	719
Later than one year and no later than five years	305	268	278	232
Later than five years	46	43	77	71
Total	482	422	1,101	1,022

Unearned finance income	—	60	—	79
Unguaranteed residual value	—	—	—	—
Total	482	482	1,101	1,101

All lease agreements are classified as Loans and receivables. The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9. Impairment and past-due receivables

	Consolidated Group
Skr mn	2015		2014		2013
Credit losses(1)	-33	(2)	-30		-68
Reversal of previous impairment(1),(3)	279	(5)	378	(4)	22
Net impairment and reversals	246		348		-46
Established losses(3)	-211	(5)	-277	(4)	-3
Recovered credit losses	1		2		10
Net credit losses	36		73		-39
of which related to loans(7)	35		11		-32
of which related to liquidity placements(7)	1		62		-7

Reserve of impairment of financial assets
Opening balance	-464		-757		-711
Reserves used to cover write-offs (charge-offs)(1)	-9		-5		—
Net impairment and reversals	246		348		-46
Currency effects(8)	-9		-50		0
Closing balance	-236		-464		-757
of which related to loans(7)	-228		-236		-260
of which related to liquidity placements (7)	-8		-228		-497

(1) The amount for 2015 includes a reversal of Skr 70 million related to bad debts not linked to a specific counterparty (2014: A provision of Skr 30 million; 2013: Skr 10 million). As a result, the reserve for bad debts not linked to a specific counterparty now amounts to Skr 170 million (year-end 2014: Skr 240 million; year-end 2013: Skr 210 million). The reversal of the reserve was due to the sale of positions in the securitization transactions during 2015 and  a change in the calculation of the risk parameters for credit risk in the calculation of the reserve. SEK establishes the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(2) A provision of Skr 33 million was made during 2015 in order to cover expected future credit loss.

(3) SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market, see footnotes 4 and 5 below.

(4) Underlying assets, concerning one of these CDOs, were liquidated during  2014 and the final payment for the CDO has been obtained. The reserve Skr 268 million related to the CDO was dissolved, the established loss amounted to Skr 259 million.

(5) The other CDO was sold during 2015, as such the corresponding reserve was dissolved. A reversal of Skr 206 million (2014:Skr 4 million;2013:Skr 3 million) was recorded during  2015 and the established loss amounted to Skr 211 million (2014:Skr - million; 2013: Skr - million).  During 2014 part of the reserve was reversed in connection with an amortization. Consequently the reserve for this CDO was dissolved (year-end 2014: Skr 189 million). Gross book value before impairment was Skr 222 million 2014.

(6) SEK has had a restructured receivable where final settlement occurred during 2014. The result of the final settlement came to a reversal of Skr 46 million, and an established loss of Skr 18 million in 2014.

(7) See Note 11 to the Consolidated Financial Statements for definitions.

(8) Currency effects are reported within Net results of financial transactions (see further Note 4 to the Consolidated Financial Statements).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

	Consolidated Group
Skr mn	2015	2014
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	387	5
Aggregate amount of principal and interest more than 90 days past-due(1),(2)	358	11
Principal amount not past-due on such receivables(2)	4,923	144

(1) Of the aggregate amount of principal and interest past due, Skr 97 million (year-end 2014: Skr 10 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 64 million (year-end 2014: Skr 1 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period and Skr 197 million (year-end 2014: Skr 0 million) was due for payment more than nine months before the end of the reporting period.

(2) As of 2015, SEK has two large unsettled amounts, which represent the main part of total loans outstanding. The first unsettled loan in question, which is under renegotiation, is fully covered by adequate guarantees and therefore no loan loss reserve has been made. The second unsettled loan developed during 2015 is to a large extent covered by adequate guarantees why expected future credit loss is limited in relation to the amount stated in Past-Due Receivables above. The credit loss reserve for the second unsettled loan is Skr 33 million.

Note 10. Taxes

	Consolidated Group
Skr mn	2015	2014	2013

Income tax
Adjustment previous year	0	1	0
Current tax	-348	-291	-278
Deferred tax	0	-79	-40
Total income tax	-348	-369	-318

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	-63	-6	-1
Deferred tax	112	-69	90
Tax on items not to be reclassified to profit or loss
Deferred tax	-11	10	-14
Income tax related to other comprehensive income	38	-65	75

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	22.0	22.0	22.0
Profit before taxes	1,535	1,629	1,408

National tax based on profit before taxes	-338	-358	-310
Tax effects of:
Non-deductible expenses	-2	-1	-2
Imputed interest on tax allocation reserve	-5	-10	-6
Other	-3	0	0
Total tax	-348	-369	-318
Effective tax expense in %	22.7	22.7	22.6

	Consolidated Group
Skr mn	2015	2014
Deferred tax assets concerning:
Temporary differences, related to pensions	1	12
Other temporary differences	0	0
Total deferred tax assets	1	12

Deferred tax liabilities concerning:
Untaxed reserves	721	721
Temporary differences, financial instruments - Cash flow hedges	—	112
Total deferred tax liabilities	721	833
Net deferred tax liabilities (+) / tax assets (-)	720	821

No deductible loss carry forwards existed per December 31, 2015 or December 31, 2014.

Change in deferred taxes	Consolidated Group
Skr mn	2015	2014
Opening balance	821	683
Change through profit or loss	0	79
Change in other comprehensive income	-101	59
Total	720	821

Note 11. Loans and liquidity investments

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity  investments are calculated as follows:

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014
Loans:
Loans in the form of interest-bearing securities	48,107	53,140
Loans to credit institutions	29,776	25,510
Loans to the public	140,806	149,240
Less:
Cash collateral under the security agreements for derivative contracts	-13,592	-9,668
Deposits with time to maturity exceeding three months	0	0
Total loans	205,097	218,222

Liquidity placements:
Cash and cash equivalents (1)	2,257	7,099
Cash collateral under the security agreements for derivative contracts	13,592	9,668
Deposits with time to maturity exceeding three months	0	0
Treasuries/government bonds	2,006	3,458
Other interest-bearing securities except loans	40,831	66,398
Total liquidity placements	58,686	86,623

of which
issued by public authorities	15,456	41,502
quoted on an exchange	71,641	87,289

(1) Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Regarding reserves, impairment and recovery see Note 9 to the Consolidated Financial Statements. Interest-bearing securities not carried at fair value and that exceed or fall short of the amount contractually required to be settled at maturity are reported below with the amount that exceeds or falls short of the nominal amount.

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014
Sum of amounts exceeding nominal	14	8
Sum of amounts falling below nominal	-36	-28

Volume Development, Lending

	Consolidated Group			of which S-system
	Total				Total	Total
			CIRR- loans	Concessionary loans
Skr mn	2015	2014	2015	2015	2015	2014
Offers of long-term loans accepted	104,583	57,118	50,825	—	50,825	5,668
Undisbursed loans at year-end	63,438	16,028	54,598	40	54,638	7,529
Loans outstanding at year-end	205,097	218,222	43,128	949	44,077	48,298

Outstanding loans as per loan type

	Consolidated Group		of which the S-system
Skr mn	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Total lending for export of capital products	135,908	144,285	44,077	48,298
Other lending related to export	61,545	66,504	—	—
Lending related to infrastructure	7,644	7,433	—	—
Total lending	205,097	218,222	44,077	48,298

Outstanding loans as per business area

	Consolidated Group		of which the S-system
Skr mn	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
End-customer finance	118,284	128,165	44,077	48,298
Corporate lending	86,813	90,057	—	—
Total lending	205,097	218,222	44,077	48,298

Note 12 Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2015
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for-trading(2)	Designated upon initial recognition (FVO)(3)
Cash and cash equivalents	—	—	—	—	2,258	2,258
Treasuries/government bonds	—	—	—	2,006	—	2,006
Other interest-bearing securities except loans(4)	—	1,568	—	38,061	1,202	40,831
Loans in the form of interest-bearing securities	—	728	—	—	47,379	48,107
Loans to credit institutions					29,776	29,776
Loans to the public	—	—	—	—	140,806	140,806
Derivatives(5)	6,213	—	6,459	—	—	12,672
Total financial assets	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	December 31, 2015
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(6)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)(7)
Borrowing from credit institutions	—	—	—	5,283	5,283
Borrowing from the public	—	—	—	61	61
Senior securities issued(8)	—	58,926	—	169,286	228,212
Derivatives(5)	17,628	—	6,003	—	23,631
Subordinated securities issued	—	—	—	2,088	2,088
Total financial liabilities	17,628	58,926	6,003	176,718	259,275

Financial assets by accounting category

	December 31, 2014
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)(3)
Cash and cash equivalents	—	—	—	—	7,099	7,099
Treasuries/government bonds	—	—	—	3,458	—	3,458
Other interest-bearing securities except loans(4)	—	1,670	—	57,320	7,408	66,398
Loans in the form of interest-bearing securities	—	1,358	—	—	51,782	53,140
Loans to credit institutions	—	—	—	—	25,510	25,510
Loans to the public	—	—	—	—	149,240	149,240
Derivatives(5)	9,042	—	6,975	—	—	16,017
Total financial assets	9,042	3,028	6,975	60,778	241,039	320,862

Financial liabilities by accounting category

	December 31, 2014
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(6)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)(7)
Borrowing from credit institutions	—	—	—	8,290	8,290
Borrowing from the public	—	—	—	63	63
Senior securities issued(8)	—	82,262	—	191,577	273,839
Derivatives(5)	13,319	—	5,567	—	18,886
Subordinated securities issued	—	—	—	1,945	1,945
Total financial liabilities	13,319	82,262	5,567	201,875	303,023

(1) Of loans and receivables, 9 percent (year-end 2014: 9 percent) are subject to fair-value hedge accounting. The remaining 91 percent (year-end 2014: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During 2014, the derivatives designated as hedging instruments in cash-flow hedges were terminated and the hedging designation were discontinued.

(2) The derivatives held for economic hedging, is classified as held-for-trading in accordance with IAS39.

(3) The amount of cumulative change in the fair value of financial assets attributable to changes in credit risk was Skr 0 million (2014: Skr 3 million), which decreased the value of financial assets. The change during 2015 amounted to Skr -3 million (2014: Skr 25 million; 2013: Skr -5) which decreased the value of financial assets and affected operating profit negatively.

(4) During 2015 most of the Asset Backed Securities were sold. The remaining assets have been reclassified from loans and receivables to available-for-sale.

(5) The derivatives fair value originating from credit risk amounted to Skr -23 million as of December 31, 2015, (year-end 2014: Skr -19 million). The change for the period January 1 to December 31, 2015, amounted to Skr -4 million (2014: Skr -12 million; 2013: Skr -7 million), which negatively affected operating profit. This valuation was made on the counterparty level.

(6) Of other financial liabilities, 72 percent (year-end 2014: 71 percent) are subject to fair-value hedge accounting, the remaining 28 percent (year-end 2014: 29 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(7) Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit spread amounted to Skr -384 million (year-end 2014: Skr —471 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2015, the credit risk component decreased by Skr 87 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to December 31, 2014, the credit risk component increased by Skr 150 million, which increased the value of financial liabilities and affected operating profit negatively. (2013: decreased with Skr 433).

(8) Repayments of long-term debt amounting to approximately Skr -74.5 billion (2014: Skr -67.7 billion; 2013: Skr -59.8 billion) were effectuated and SEK’s own debt repurchase and early redemption amounted to approximately Skr -41.0 billion (2014: Skr -25.8 billion; 2013: Skr -44.8 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the category “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such assets. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

Had not SEK chosen the reclassification option, other comprehensive income would have decreased by Skr -5 million for the period January 1 to December 31, 2015. (2014: Skr -4 million; 2013: Skr -18 million).

Skr mn	December 31, 2015			December 31, 2014
Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Loans in the form of interest-bearing securities	420	439	440	533	569	576

Note 13 Financial assets and liabilities at fair value

	December 31, 2015
Consolidated Group	Book value	Fair value	Surplus value (+) /Deficit value (-)
Skr mn
Cash and cash equivalents	2,258	2,258	0
Treasuries/governments bonds	2,006	2,006	0
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	(1)
Derivatives	12,672	12,672	0
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,267	-16
Borrowing from the public	61	61	0
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	0
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	260,164	889

	December 31, 2014
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	7,099	7,099	0
Treasuries/governments bonds	3,458	3,458	0
Other interest-bearing securities except loans	66,398	66,292	-106
Loans in the form of interest-bearing securities	53,140	54,664	1,524
Loans to credit institutions	25,510	25,533	23
Loans to the public	149,240	151,543	2,303	(1)
Derivatives	16,017	16,017	0
Total financial assets	320,862	324,606	3,744

Borrowing from credit institutions	8,290	8,350	60
Borrowing from the public	63	63	0
Senior securities issued	273,839	275,249	1,410
Derivatives	18,886	18,886	0
Subordinated securities issued	1,945	1,937	-8
Total financial liabilities	303,023	304,485	1,462

(1) Skr 1,452 million of the surplus value (year-end 2014: Skr 1,662 million) is related to CIRR loans within the S-system. See note 24 to the Consolidated Financial Statements for more information regarding the S-system.

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

For more information on determining the fair value of financial transactions, see Note 1 to the Consolidated Financial Statements.

In the process of estimating or deriving fair values for items accounted for at amortized cost, certain assumptions have been made. In those cases where quoted market values for the relevant items are available, such market values have been used.

The table below shows the fair values of the items carried at amortized cost or fair value. They are distributed according to the fair value hierarchy.

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2015
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	2,258	—	—	2,258	2,258
Treasuries/governments bonds	—	—	—	—	—
Other interest-bearing securities except loans	—	1,245	—	1,245	1,202
Loans in the form of interest-bearing securities	1,833	46,421	—	48,254	47,379
Loans to credit institutions	—	29,771	—	29,771	29,776
Loans to the public	—	142,619	—	142,619	140,806
Total financial assets in fair value hierarchy	4,091	220,056	—	224,147	221,421

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2015
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	5,267	—	5,267	5,283
Borrowing from the public	—	61	—	61	61
Senior securities issued	—	170,202	—	170,202	169,286
Subordinated securities issued	—	2,077	—	2,077	2,088
Total financial liabilities in fair value hiearchy	—	177,607	—	177,607	176,718

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2014
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	7,099	—	—	7,099	7,099
Treasuries/governments bonds	—	—	—	—	—
Other interest-bearing securities except loans	489	6,813	—	7,302	7,408
Loans in the form of interest-bearing securities	2,303	51,003	—	53,306	51,782
Loans to credit institutions	—	25,533	—	25,533	25,510
Loans to the public	—	151,543	—	151,543	149,240
Total financial assets in fair value hierarchy	9,891	234,892	—	244,783	241,039

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2014
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	8,350	—	8,350	8,290
Borrowing from the public	—	63	—	63	63
Senior securities issued	—	192,987	—	192,987	191,577
Subordinated securities issued	—	1,937	—	1,937	1,945
Total financial liabilities in fair value hiearchy	—	203,337	—	203,337	201,875

Financial assets reported at fair value in fair value hierarchy

	December 31, 2015
Consolidated Group	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	2,006	—	—	2,006
Other interest-bearing securities except loans	1,191	116	261	1,568	1,244	36,817	—	38,061
Loans in the form of interest-bearing securities	271	457	—	728	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	13	10,771	1,888	12,672	—	—	—	—
Total financial assets in fair value hierarchy	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2015
Consolidated Group	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	20,217	38,709	58,926
Derivatives	23	19,169	4,439	23,631
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	23	39,386	43,148	82,557

During the period January to December 2015 no assets or liabilities were transferred from Level 1 to Level 2. Transfers to Level 3 of both assets and liabilities totalled Skr 236 million due to non-observable market data.

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

During 2014 no assets or liabilities were transferred between Level 1 and Level 2. Transfers to Level 3 of liabilities totalled Skr 8 million as a result of observable market data no longer being available.

Financial assets at fair value in level 3

	2015
						Gains (+) and losses (-)	Gains and losses in		Of which unrealized gains (+) and losses (-)
Consolidated Group	January 1,		Settlements &		Transfers	through profit	comprehensive	December	through profit
Skr mn	2015	Purchases	sales	Transfers to level 3	from level 3	or loss (1)	income	31, 2015	or loss
Other interest-bearing securities except loans	266	261	-260	0	—	-7	—	261	-5
Derivatives	3,566	113	-2,060	22	—	247	—	1,888	-857
Total financial assets at fair value in level 3	3,832	374	-2,320	22	—	240	—	2,149	-862

Financial liabilities at fair value in level 3

	2015

						Gains (-) and losses (+)	Gains and losses in		Of which unrealized gains (-) and losses (+)
Consolidated Group	January 1,		Settlements &		Transfers	through profit	comprehensive	December	through profit
Skr mn	2015	Issues	buy-backs	Transfers to level 3	from level 3	or loss (1)	income	31, 2015	or loss
Senior securities issued	54,756	11,970	-30,443	214	—	2,211	—	38,709	-2,520
Derivatives	3,218	1,099	-1,081	—	—	1,202	—	4,439	1,526
Total financial liabilities at fair value in level 3	57,974	13,069	-31,524	214	—	3,413	—	43,148	-994

Financial assets at fair value in level 3

	2014
						Gains (+) and losses (-)	Gains and losses in		Of which unrealized gains (+) and losses (-)
Consolidated Group	January 1,		Settlements &		Transfers	through profit	comprehensive	December	through profit
Skr mn	2014	Purchases	sales	Transfers to level 3	from level 3	or loss (1)	income	31, 2014	or loss
Other interest-bearing securities except loans	262	—	—	—	—	4	—	266	5
Derivatives	3,631	-20	-1,453	—	—	1,408	—	3,566	3,114
Total financial assets at fair value in level 3	3,893	-20	-1,453	—	—	1,412	—	3,832	3,119

Financial liabilities at fair value in level 3

	2015

						Gains (-) and losses (+)	Gains and losses in		Of which unrealized gains (-) and losses (+)
Consolidated Group	January 1,		Settlements &		Transfers	through profit	comprehensive	December	through profit
Skr mn	2015	Issues	buy-backs	Transfers to level 3	from level 3	or loss (1)	income	31, 2015	or loss
Senior securities issued	55,393	11,419	-24,316	8	—	12,252	—	54,756	3,803
Derivatives	3,508	920	-460	—	—	-750	—	3,218	-23
Total financial liabilities at fair value in level 3	58,901	12,339	-24,776	8	—	11,502	—	57,974	3,780

(1) Gains and losses through profit or loss, including the impact of exchange-rates is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of December 31, 2015 amount to Skr 0.1 billion profit (year-end 2014: Skr 0.7 billion loss) and are reported as net results of financial transactions

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3-instruments using other reasonably possible parameter values. Option models and discounted cash flows are used to value the instruments in level 3. For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/– 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For level-3- instruments that are significantly affected by non-observable market data such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the funding spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s funding spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative due to the underlying market data in the security which is also used to evaluate the derivative.

Sensitivity analysis - level 3 assets

	December 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	261	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0

Sum other interest-bearing securities except loans	261				0	0

Equity	178	Correlation	00.41 - (0.74)	Option Model	0	0

Interest rate	1,015	Correlation	00.18 - (0.20)	Option Model	-178	173

FX	695	Correlation	00.71 - (0.74)	Option Model	7	-9

Other	0	Correlation	00.70 - (0.14)	Option Model	-1	1

Sum derivatives	1,888				-172	165
Sum Assets	2,149				-172	165

Sensitivity analysis - level 3 liabilities

	December 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	-10,655	Correlation	0.41 - (0.74)	Option Model	5	-6
		Credit spreads	10BP - (10BP)	Discounted cash flow	18	-18
Interest rate	-23,865	Correlation	0.18 - (0.20)	Option Model	181	-174
		Credit spreads	10BP - (10BP)	Discounted cash flow	110	-110
FX	-4,049	Correlation	0.71 - (0.74)	Option Model	-52	49
		Credit spreads	10BP - (10BP)	Discounted cash flow	91	-91
Other	-140	Correlation	0.70- (0.14)	Option Model	1	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	5	-5

Sum senior securities issued	-38,709				359	-356

Equity	-1,175	Correlation	0.41 - (0.74)	Option Model	-5	6

Interest rate	-2	Correlation	0.18 - (0.20)	Option Model	-1	2

FX	-3,104	Correlation	0.71 - (0.74)	Option Model	44	-39

Other	-158	Correlation	0.70- (0.14)	Option Model	0	0

Sum derivatives	-4,439				38	-31
Sum Liabilities	-43,148				397	-387

Total effect on profit or loss(2)					225	-222

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and in the derivative hedging the bond. The sensitivity analysis is based on a consistent shift in interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship, the maximum correlation in the range of unobservable inputs can thus be from 1 to -1. . The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2) Of the total impact on profit or loss the sensitivity effect from SEK’s own credit spread was Skr 224 million at maximum scenario and Skr -224 million at minimal scenario.

Sensitivity analysis - level 3 assets

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	266	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1

Sum other interest-bearing securities except loans	266				-1	1

Equity	372	Correlation	0.76 - (0.46)	Option Model	0	0

Interest rate	2,064	Correlation	0.11 - (0.20)	Option Model	-186	169

FX	1,120	Correlation	0.77 - (0.59)	Option Model	21	-20

Other	10	Correlation	0.87 - (0.59)	Option Model	0	1

Sum derivatives	3,566				-165	150
Sum Assets	3,832				-166	151

Sensitivity analysis - level 3 liabilities

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	-9,919	Correlation	0.76 - (0.46)	Option Model	3	-2
		Credit spreads	10BP - (10BP)	Discounted cash flow	9	-9
Interest rate	-28,214	Correlation	0.11 - (0.20)	Option Model	188	-170
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124
FX	-16,245	Correlation	0.77 - (0.59)	Option Model	-63	63
		Credit spreads	10BP - (10BP)	Discounted cash flow	84	-84
Other	-377	Correlation	0.87 - (0.59)	Option Model	0	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12

Sum senior securities issued	-54,755				357	-339

Equity	-1,201	Correlation	0.76 - (0.46)	Option Model	-2	1

Interest rate	-3	Correlation	0.11 - (0.20)	Option Model	-6	5

FX	-1,892	Correlation	0.77 - (0.59)	Option Model	39	-41

Other	-123	Correlation	0.87 - (0.59)	Option Model	0	0

Sum derivatives	-3,219				31	-35
Sum Liabilities	-57,974				388	-374

Total effect on profit or loss(2)					222	-223

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and in the derivative hedging the bond. The sensitivity analysis is based on a consistent shift in interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship, the maximum correlation in the range of unobservable inputs can thus be from 1 to -1.  The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2) Of the total impact on profit or loss the sensitivity effect from SEK’s own credit spread was Skr 228 million at maximum scenario and Skr -228 million at minimal scenario.

Note 14. Derivatives

Consolidated Group	December 31, 2015			December 31, 2014
Derivatives by categories	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	5,582	8,225	221,515	6,421	7,730	204,820
Currency-related contracts	6,548	13,745	116,290	8,759	9,349	151,933
Equity-related contracts	542	1,497	16,089	819	1,416	15,453
Contracts related to commodities, credit risk, etc.	—	164	1,978	18	391	3,674
Total derivatives	12,672	23,631	355,872	16,017	18,886	375,880

Consolidated Group	December 31, 2015			December 31, 2014
of which derivatives used for economic hedges, accounted for as held-for-trading under IAS39	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	3,535	6,296	114,279	3,834	5,295	88,546
Currency-related contracts	2,136	9,671	71,631	4,371	6,218	98,075
Equity-related contracts	542	1,497	16,089	819	1,416	15,453
Contracts related to commodities, credit risk, etc.	—	164	1,978	18	390	3,674
Total derivatives	6,213	17,628	203,977	9,042	13,319	205,748

Consolidated Group	December 31, 2015			December 31, 2014
of which derivatives used for hedge accounting (1)	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	2,047	1,929	107,236	2,587	2,436	116,274
Currency-related contracts	4,412	4,074	44,659	4,388	3,131	53,858
Equity-related contracts	—	—	—	—	—	—
Contracts related to commodities, credit risk, etc.	—	—	—	—	—	—
Total derivatives	6,459	6,003	151,895	6,975	5,567	170,132

1 Of which cash-flow hedges	—	—	—	—	—	—
1 Of which fair-value hedges	6,459	6,003	151,895	6,975	5,567	170,132

Consolidated Group	December 31, 2015
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	47	238	700	3,428	459
Cash outflows (liabilities)	8	56	-977	-1,526	-869
Net cash inflow	55	294	-277	1,902	-410

Consolidated Group	December 31, 2014
Derivatives used as fair-value hedge		1 month <	3 months <	1 year <
Skr mn	< 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	81	510	2,231	4,183	1,003
Cash outflows (liabilities)	-85	-203	-574	-1,806	-1,146
Net cash inflow	-4	307	1,657	2,377	-143

Cash-flow hedges reclassified to profit or loss during the year

Skr mn	2015	2014	2013
Interest income	217	294	279
Interest expense	—	—	—
Total	217	294	279

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange-rate, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-rate-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

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

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2015, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 2,975 million (year-end 2014: Skr 4,854 million).

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

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash. Such collateral is subject to the standard industry terms of ISDA Credit Support Annex.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	December 31, 2015	December 31, 2014
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	12,672	16,017
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	12,672	16,017
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,733	-8,585
Cash collateral received	-3,558	-6,762
Net amount	381	670

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	December 31, 2015	December 31, 2014
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	23,631	18,886
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	23,631	18,886
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,733	-8,585
Cash collateral paid	-9,614	-7,125
Net amount	5,284	3,176

Note 15. Shares

Venantius AB is domiciled in Stockholm, Sweden, and is wholly owned by AB Svensk Exportkredit. The net profit for the year amounts to Skr 1 million (2014: Skr 2 million; 2013: Skr 8 million).

Shares in subsidiaries Skr mn	December 31, 2015		December 31, 2014
	Book value	Number of shares	Book value	Number of shares
Venantius AB (reg no 556449-5116)	17	5,000,500	17	5,000,500

Note 16. Other assets

	Consolidated Group
	December 31,	December 31,
Skr mn	2015	2014
Realized claim against the State	13	12
Unrealized claim against the State for revaluation of derivatives of the S-system	974	1,153
Current tax claim	—	2
Cash receivables, funding operations	797	658
Other	70	228
Total	1,854	2,053

Note 17. Prepaid expenses and accrued revenues

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014
Interest revenues accrued	1,932	2,057
Prepaid expenses and other accrued revenues	40	33
Total	1,972	2,090

Note 18. Debt

DEBT AS PER CATEGORIES

	Consolidated Group
	December 31, 2015
Skr mn	Total debt excluding senior securities issued	Total senior securities issued	Total

Exchange-rate related contracts	—	58,049	58,049
Interest rate related contracts	5,283	153,926	159,209
Equity related contracts	—	16,072	16,072
Contracts related to raw materials, credit risk etc	61	165	226
Total debt outstanding	5,344	228,212	233,556

Of which denominated in:
Swedish Kronor			3,244
Other currencies			230,312

	Consolidated Group
	December 31, 2014
Skr mn	Total debt excluding senior securities issued	Total senior securities issued	Total

Exchange-rate related contracts	—	80,675	80,675
Interest rate related contracts	8,353	160,728	169,081
Equity related contracts	—	15,326	15,326
Contracts related to raw materials, credit risk etc	—	17,110	17,110
Total debt outstanding	8,353	273,839	282,192

Of which denominated in:
Swedish Kronor			5,358
Other currencies			276,834

Contracts have been categorized based on the contracts’ main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following major borrowing programs in place:

Skr mn	Value outstanding (1)
Borrowing programs	December 31, 2015	December 31, 2014
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	117,239	150,558
Unlimited SEC-registered U.S. Medium-Term Note Programme	99,295	98,252
Unlimited Swedish Medium-Term Note Programme	247	319
Skr 8,000,000,000 Swedish Medium-Term Note Programme	105	1,340
Unlimited MTN/STN AUD Debt Issuance Programme	1,842	1,425
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Programme	3,340	4,761
USD 4,000,000,000 Euro-Commercial Paper Programme	1,251	5,388

(1) Amortized cost excluding fair value adjustments.

Note 19. Other liabilities

	Consolidated Group
	December 31,	December 31,
Skr mn	2015	2014
Cash payables, debt purchases	1,354	2,672
Other	283	382
Total	1,637	3,054

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2015	2014
Interest expenses accrued	1,768	1,867
Other accrued expenses and prepaid revenues	144	147
Total	1,912	2,014

Note 21. Provisions

	Consolidated Group
	December 31,	December 31,
Skr mn	2015	2014
Pension liabilities (see Note 5)	17	66
Long term employee benefit	13	21
Termination reserve	9	10
Total	39	97

Note 22. Subordinated debt securities

	Consolidated Group
	December 31,	December 31,
Skr mn	2015	2014
Fixed Rate Resettable Dated Subordinated Instruments(1)	2,088	1,945
Total subordinated debt outstanding	2,088	1,945

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	2,088	1,945

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

Unless previously redeemed or purchased and cancelled, SEK’s dated subordinated instruments will be redeemed at their principal amount on the maturity date. Subject to certain conditions as provided in the applicable terms and conditions, the dated subordinated instruments may be redeemed at the option of SEK in whole, but not in part, (i) on the optional redemption date (call), (ii) at any time for certain withholding tax reasons or (iii) at any time upon the occurrence of a capital event (as defined in the applicable terms and conditions), in each case at their principal amount together with interest accrued to (but excluding) the date of redemption. Redemption is subject to the prior consent of the Swedish F S A.

Total interest cost during 2015 related to subordinated debt amounts to Skr 51 million (2014:Skr 59 million) of which Skr 8 million (2014:Skr 7 million) represents accrued interest.

The accrued interest related to the subordinated debt, has been included in the item “Accrued expenses and prepaid revenues”.

Subordinated debt means debt for which, in the event of the obligor being declared bankrupt, the holder would be repaid after other creditors, but before shareholders.

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014
Share capital	3,990	3,990
Reserves
Hedge reserve	228	398
Fair value reserve	-1	5
Retained earnings	12,611	11,764

Total Equity	16,828	16,157

The total number of shares is 3,990,000 with a quoted value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after-tax.

The fair value reserve is displayed as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. In the cases in which an asset available-for-sale is included in a hedge relationship, the reserve includes the difference between the fair value and the amortized cost value revalued at fair value with regard to the risk being hedged. The difference normally consists of the cumulative change in the credit spread. After reclassification as of July 1, 2008, the fair value reserves are amortized over the remaining life of these reclassified assets. From 2009 new assets in the category available-for-sale have been acquired. Of the reserve represented interestbearing securities with positive changes in fair value amounted to Skr 25 million (year-end 2014: Skr 16 million), Skr -22 million, (year-end 2014: Skr -13 million) represented interest-bearing securities with negative changes in fair value and Skr 0 million (year-end 2014: Skr 0 million) remained from the reclassification in 2008.

The entire equity is attributable to the shareholder of the Parent Company.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital for the Consolidated Group at year-end amounted to Skr 6,744 million (year-end 2014: Skr 6,746 million) and distributable capital amounted to Skr 10,084 million (year-end 2014: Skr 9,411 million).

For information on the objectives, policies and processes for managing capital, see Note 29 to the Consolidated Financial Statements.

Note 24.  S-system

SEK administers, for a compensation of 0.25 percent on outstanding loans in the Swedish State’s export credit support system, and the State’s related aid credit program (together the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 123 million for the period (2014: Skr 117 million; 2013: Skr 105 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. ). The assets and liabilities of the S-system are included in SEK’s statement of financial position. CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2015 amounted to Skr 112 million (2014: Skr 53 million; 2013: Skr 209 million), of which the net result for the CIRR loans represented Skr 164 million (2014: Skr 100 million; 2013: Skr 254 million).

Statement of comprehensive income for the S-system

Skr mn	2015	2014	2013
Interest revenues	1,222	1,112	1,119
Interest expenses	-1,001	-972	-903
Net interest revenues	221	140	216
Interest compensation	13	32	95
Remuneration to SEK	-123	-117	-105
Foreign exchange-rate effects	1	-2	3
Reimbursement to (-) / from (+) the State	-112	-53	-209
Net result	0	0	0

Statement of financial position for the S-system (included in SEK’s statements of financial position)

Skr mn	December 31, 2015	December 31, 2014
Cash and cash equivalents	1	25
Loans	44,077	48,298
Derivatives	213	75
Other assets	1,133	1,211
Prepaid expenses and accrued revenues	328	302
Total assets	45,752	49,911

Liabilities	44,215	48,271
Derivatives	1,186	1,230
Accrued expenses and prepaid revenues	351	410
Equity	—	—
Total liabilities and equity	45,752	49,911

Commitments
Committed undisbursed loans	54,638	7,528
Binding offers	2,273	49,833

Results under the S-System by type of loan

	CIRR loans			Concessionary loans
Skr mn	2015	2014	2013	2015	2014	2013
Net interest revenues	271	185	259	-50	-45	-43
Interest compensation	13	32	95	—	—	—
Remuneration to SEK	-120	-115	-103	-2	-2	-2
Foreign exchange-rate effects	0	-2	3	—	—	—
Total	164	100	254	-52	-47	-45

Note 25. Capital Adequacy

The total capital ratio of SEK as a consolidated group1, calculated according to the capital requirements regulation (CRR)2 which came into effect on January 1, 2014, was as of December 31, 2015 24.5 percent (year-end 2014: 19.2 percent). The Tier 1 capital ratio was 21.6 percent (year-end 2014: 16.9 percent) and the Common Equity Tier 1 capital ratio was 21.6 percent (year-end 2014: 16.9 percent). As of December 31, 2015, the Basel I floor increased the total capital requirement resulting in a total capital ratio of 23.4 percent (year-end 2014: 19.2 percent). The capital requirement according to the internal ratings based approach (IRB) for exposures to corporate and financial institutions has decreased due to changes in the risk parameters during 2015. The Common Equity Tier 1 capital ratio is 1.9 percentage points higher due to the above stated changes. For further information on capital adequacy, risks, and CRR see Note 29 to the Consolidated Financial Statements.

(1) In this note the term “Consolidated group” corresponds to “the consolidated situation”, as defined by CRR. See Note 1(b) to the Consolidated Financial Statements for details.

(2) Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds - Adjusting items

	Consolidated Group
Skr mn	December 31, 2015	December 31, 2014
Share capital	3,990	3,990
Retained earnings	11,404	10,522
Accumulated other comprehensive income and other reserves	247	385
Independently reviewed profit net of any foreseeable charge or dividend	830	882
Common Equity Tier 1 (CET1) capital before regulatory adjustments(1)	16,471	15,779
Additional value adjustments due to prudent valuation(2)	-429	-560
Intangible assets	-109	-135
Fair value reserves related to gains or losses on cash flow hedges	-228	-386
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	290	366
Exposure amount of securitization positions which qualify for a risk-weight of 1.250% (3)	—	-216
Regulatory adjustments relating to unrealized gains pursuant to CRR Article 468	—	-62
Total regulatory adjustments	-476	-993
Total Common Equity Tier-1 capital	15,995	14,786
Additional Tier 1 capital	—	—
Total Tier-1 capital	15,995	14,786
Tier 2-eligible subordinated debt	2,088	1,953
Credit risk adjustments(4)	9	51
Total Tier 2 capital(5)	2,097	2,004
Total Own funds	18,092	16,790
Total Own funds according to Basel I floor	18,083	16,739

(1) For a detailed description of the instruments constituting equity, see Note 23 to the Consolidated Financial Statements.

(2) In accordance with CRR, securitized assets with a risk weight of 1250 percent are deducted from own funds, as an alternative to calculating risk exposure amounts for those assets. The deducted amount is the net book value for such assets.

(3) In accordance with FFFS 2014:12, unrealized gains on assets classified as available for sale are not deducted from own funds from January 1, 2015.

(4) For a detailed description of the instruments constituting Tier 2-eligible subordinated debt, see Note 22 to the Consolidated Financial Statements.

(5) Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of December 31, 2015, the limitation rule had no effect (year-end 2014: no effect).

Capital Requirements in Accordance with Pillar 1

	Consolidated Group
	December 31, 2015			December 31, 2014
Skr mn	EAD(1)	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments	141,235	760	61	158,666	736	59
Regional governments	13,999	—	—	20,891	—	—
Multilateral development banks	24	—	—	319	—	—
Corporates	1,441	1,441	115	1,207	1,207	96
Total credit risk standardized method	156,699	2,201	176	181,083	1,943	155

Credit risk IRB method
Financial institutions(2)	51,805	16,437	1,315	67,293	24,186	1,935
Corporates(3)	81,575	46,990	3,760	79,344	49,042	3,923
Securitization positions	756	241	19	6,308	3,643	291
Assets without counterparty	129	129	10	134	134	11
Total credit risk IRB method	134,265	63,797	5,104	153,079	77,005	6,160

Credit valuation adjustment risk	n.a.	2,403	192	n.a.	3,340	267
Foreign exchange-rate risks	n.a.	1,570	126	n.a.	1,529	123
Commodities risk	n.a.	19	1	n.a.	27	2
Operational risk	n.a.	3,969	318	n.a.	3,473	278
Total	290,964	73,959	5,917	334,162	87,317	6,985

Adjustment according to Basel I floor	n.a.	3,262	261	n.a.	—	—
Total incl Basel I floor	n.a.	77,221	6,178	n.a.	87,317	6,985

(1) Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2) Of which counterparty risk in derivatives: EAD 4,138 million (year-end 2014: Skr 5,699 million), Risk exposure amount of Skr 1,656 million (year-end 2014: Skr 2,844 million) and Capital requirement of Skr 132 million (year-end 2014: Skr 228 million).

(3) Of which related to specialized lending: EAD Skr 4,085 million (year-end 2014: Skr 2,834 million), Risk exposure amount of Skr 2,806 million (yearend 2014: Skr 1,984 million) and Capital requirement of Skr 224 million (year-end 2014: 159 million).

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cancellation of payments by counterparty (PD) for the exposure classes where PD is estimated internally. Average PD is calculated without consideration of PD floors. Average PD and LGD are weighted by EAD, average risk weight is the quotient of risk exposure amount and EAD. The amounts reported concern the Consolidated Group, the amounts for the Parent Company are essentially the same.

	December 31, 2015					December 31, 2014
Consolidated Group Skr mn	AAA to AA- 0.01- 0.04%	A+ to A– 0.05– 0.12%	BBB+ to BBB– 0.17– 0.35%	BB+ to B– 0.58– 8.68%	CCC to D 28.52– 100%	AAA to AA- 0.02%- 0.05%	A+ to A– 0.07– 0.15%	BBB+ to BBB– 0.21– 0.44%	BB+ to B– 0.79– 10.05%	CCC to D 28.98– 100%
Financial institutions
EAD	13,072	34,287	2,004	2,442	—	21,138	40,848	4,964	228	—
Average PD in %	0.04	0.08	0.22	0.58	—	0.05	0.10	0.33	0.79	—
Average LGD in %	41.3	40.9	45.0	45.0	—	42.4	42.1	45.0	45.0	—
Average risk weight in %	21.6	28.6	64.9	102.3	—	25.9	35.9	75.3	115.2	—
Corporates
EAD	3,614	16,073	36,940	20,784	79	4,621	17,051	35,200	19,588	50
Average PD in %	0.04	0.11	0.22	0.94	79.71	0.04	0.14	0.31	1.06	28.98
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	18.6	33.8	52.1	93.2	74.8	19.2	37.6	58.1	97.9	263.7

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. Also, SEK has time-limited exemptions until December 31, 2015 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for those exposures with time-limited exemptions. SEK has also applied for a temporary prolongation of the time-limited exemptions until an IRB approach for the affected exposures is approved. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange-rate risks

Foreign exchange-rate risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardised approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transitional rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital Adequacy Analysis (Pillar 1)

	Consolidated Group
	December 31, 2015	December 31, 2014
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	21.6%	16.9%
Tier 1 capital ratio	21.6%	16.9%
Total capital ratio	24.5%	19.2%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	7.7%	7.0%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	0.7%	—
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	20.1%	15.4%
Total capital ratio according to transitional rules(4)	23.4%	19.2%

(1) Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent for Common Equity Tier 1 capital, Tier 1 capital and total Own Funds, respectively.

(2) Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3) Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio

(4) Refers to the so called Basel I floor. The minimum requirement is 8.0 percent.

SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. The capital buffer requirements for systemically important institutions that will come into force January 1, 2016 will hence not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. A countercyclical buffer rate of 1.0 percent shall be applied to exposures located in Sweden as of September 13, 2015 and going forward. As of December 31, 2015 the capital requirement related to relevant exposures in Sweden is 65 percent (year-end 2014: 61 percent) of the total relevant capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The Swedish countercyclical buffer rate will increase to 1.5 percent as of June 27, 2016. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of December 31, 2015, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.01 percentage points (year-end 2014: no effect).

Leverage Ratio

Skr mn (if not mentioned otherwise)	December 31, 2015	December 31, 2014
Exposure measure for the leverage ratio
On-balance sheet exposures	256,889	299,374
Off-balance sheet exposures	39,161	37,187
Total exposure measure	296,050	336,561
Leverage ratio	5.4%	4.4%

A leverage ratio measure has been introduced by the CRR and, starting in 2015, must be disclosed at least annually. Currently, there is no minimum requirement as to what a company’s leverage ratio should be. The leverage ratio is defined as the quotient of the Tier 1 capital and an exposure measure. The definition of the leverage ratio was changed as of January 19, 2015. The exposure measure consists of assets and off-balance sheet credit risk exposures, the latter of which are weighted with a factor depending on the type of exposure. Special treatment is given to for, inter alia, derivatives. The changes to the definition have also been reflected in the leverage ratio as of December 31, 2014.

Internally assessed capital requirement

Skr mn (if not mentioned otherwise)	December 31, 2015	December 31, 2014
Credit risk	7,944	9,099
Operational risk	318	315
Market risk	1,447	1,693
Other risk	238	—
Total internal capital requirement	9,947	11,107
Internal capital requirement as percentage of Commont Equity Tier 1 capital	55.0%	66.2%

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 29 to the Consolidated Financial Statements.

Note 26. Risk information

For further risk information, see Note 29 to the Consolidated Financial Statements. The consolidated situation of SEK, as defined by the CRR, does not differ from the consolidation for acconting purposes. The table of credit quality as per category in the statement of financial position and the table illustrating the link between statement of financial position categories and exposures according to CRR contain book values. Other tables show amounts in accordance with the capital adequacy calculations, however before application of credit conversion factors.

Credit risk

The table below shows the maximum exposure to credit risk. The amounts are nominal values except for derivatives which are reported at book values.

	December 31 , 2015
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	2,258
Treasuries/government bonds	—	2,005	—
Other interest-bearing securities except loans	1,481	37,965	1,210
Loans in the form of interest-bearing securities	708	—	46,773
Loans to credit institutions	—	—	29,750
Loans to the public	—	—	203,622
Derivatives	12,672	—	—
Total financial assets	14,861	39,970	283,613

	December 31, 2014
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	7,099
Treasuries/government bonds	—	3,454	—
Other interest-bearing securities except loans	1,521	57,093	7,632
Loans in the form of interest-bearing securities	1,289	—	51,085
Loans to credit institutions	—	—	26,895
Loans to the public	—	—	162,892
Derivatives	16,017	—	—
Total financial assets	18,827	60,547	255,603

Maximum exposure to credit risk for “Loans to credit institutions” and “Loans to the public” includes undisbursed loans at year-end, entered at nominal value.

The table below displays the credit quality after risk mitigation (net) as per category in the statement of financial position. The amounts are book values. SEK uses guarantees, credit default swaps and insurance as credit risk protection see also Note 29 to the Consolidated Financial Statements.

Consolidated Group	December 31, 2015
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Book Value
Cash and cash equivalents	—	2,258	—	—	—	2,258
Treasuries/government bonds	1,586	420	—	—	—	2,006
Other interest-bearing securities except loans	7,550	32,384	897	—	—	40,831
Loans in the form of interest-bearing securities	3,804	15,862	22,469	5,972	—	48,107
Loans to credit institutions	9,403	17,133	760	2,480	—	29,776
Loans to the public	78,698	29,415	17,631	15,005	57	140,806
Derivatives	—	12,091	581	—	—	12,672
Total financial assets	101,041	109,563	42,338	23,457	57	276,456
Committed undisbursed loans	59,227	1,980	1,025	1,206	—	63,438

Consolidated Group	December 31, 2014
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Book Value
Cash and cash equivalents	6,250	849	—	—	—	7,099
Treasuries/government bonds	2,267	1,191	—	—	—	3,458
Other interest-bearing securities except loans	17,328	46,711	1,453	873	33	66,398
Loans in the form of interest-bearing securities	9,572	15,086	22,744	5,738	—	53,140
Loans to credit institutions	9,981	8,276	7,025	228	—	25,510
Loans to the public	84,924	34,494	16,442	13,355	25	149,240
Derivatives	—	13,135	2,883	—	—	16,017
Total financial assets	130,322	119,742	50,547	20,194	58	320,862
Committed undisbursed loans	12,863	1,783	588	794	—	16,028

The credit quality of financial assets is evaluated by use of internal or external rating.

The table below illustrates the link between the statement of financial position categories and net exposures according to CRR.

	December 31, 2015
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions
Treasuries/government bonds	2.0	0.0	2.0	—	—	—	—	—
Other interest-bearing securities except loans	40.8	0.2	4.5	6.4	—	27.7	1.6	0.8
Loans in the form of interest-bearing securities	48.1	0.1	4.4	—	0.0	5.6	38.2	—
Loans to credit institutions including cash and cash equivalents(1)	32.1	-13.6	3.6	6.5	—	8.3	0.1	—
Loans to the public	140.8	1.7	95.4	1.1	—	5.5	40.5	—
Derivatives	12.7	-8.5	—	—	—	4.2	—	—
Total financial assets	276.5	-20.1	109.9	14.0	0.0	51.3	80.4	0.8
Contingent assets and liabilities and Commitments	69.8	—	62.7	—	—	0.8	6.3	—
Total	346.3	-20.1	172.6	14.0	0.0	52.1	86.7	0.8

	December 31, 2014
Consolidated Group Skr bn	Book value	Adjustment from Book value to Exposure	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions
Treasuries/government bonds	3.5	0.0	3.5	—	—	—	—	—
Other interest-bearing securities except loans	66.4	-0.1	3.0	12.6	0.3	41.7	2.4	6.3
Loans in the form of interest-bearing securities	53.1	-0.7	10.2	—	0.0	7.7	34.5	—
Loans to credit institutions including cash and cash equivalents(1)	32.7	-10.2	10.3	6.4	—	5.4	0.4	—
Loans to the public	149.2	-0.5	99.4	1.9	—	6.2	41.2	—
Derivatives	16.0	-10.3	—	—	—	5.7	—	—
Total financial assets	320.9	-21.8	126.4	20.9	0.3	66.7	78.5	6.3
Contingent assets and liabilities and Commitments	71.2	—	64.5	—	—	0.8	5.9	—
Total	392.1	-21.8	190.9	20.9	0.3	67.5	84.4	6.3

(1) Skr 13.6 billion (2014: Skr 9.7 billion) of the book value for Loans to credit institutions is cash collateral provided by SEK.

(2) Contingent assets and liabilities and Commitments, except cash collateral.

Reduction in derivative exposures from applying netting under current ISDA Master Agreements according to CRR regarding counterparty risk in derivative transactions amounts to Skr 3.9 billion (2014: Skr 7.2 billion). For further information regarding counterparty risk in derivative transactions under CRR, see Note 29 to the Consolidated Financial Statements.

Total credit exposures Consolidated Group

Amounts expressing net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts expressing gross exposures are reported without taking into consideration effects of guarantees and credit default swaps. Both of these amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors. In tables showing the geographic distribution of exposures, North America excludes Central America.

Total net exposures

	Loans and interest-bearing securities				Undisbursed loans, derivatives, etc				Total
Skr bn Classified by type of	December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014
exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	109.9	43.6	126.5	42.5	62.7	84.6	64.4	88.8	172.6	52.9	190.9	51.6
Regional governments	14.0	5.6	20.9	7.0	—	—	—	—	14.0	4.3	20.9	5.6
Multilateral development banks	0.0	0.0	0.3	0.1	—	—	—	—	0.0	0.0	0.3	0.1
Financial institutions	47.0	18.5	61.0	20.5	5.0	7.0	6.5	9.0	52.0	16.0	67.5	18.2
Corporates	80.6	32.0	82.8	27.8	6.2	8.4	1.6	2.2	86.8	26.6	84.4	22.8
Securitization positions	0.8	0.3	6.3	2.1	—	—	—	—	0.8	0.2	6.3	1.7
Total	252.3	100.0	297.8	100.0	73.9	100.0	72.5	100.0	326.2	100.0	370.3	100.0

Credit exposures allocation between IRB-approach and the standardized approach

	December 31, 2015		December 31, 2014
Skr bn	Net exposures	Share %	Net exposures	Share %
Standardized approach
Central governments	172.6	52.9	190.9	51.6
Regional governments	14.0	4.3	20.9	5.6
Multilateral development banks	0.0	0.0	0.3	0.1
Corporates	1.4	0.4	1.2	0.3
Sum Standardized approach	188.0	57.6	213.3	57.6
IRB method
Financial institutions	52.0	16.0	67.5	18.2
Corporates	85.4	26.2	83.2	22.5
Securitization positions	0.8	0.2	6.3	1.7
Sum IRB method	138.2	42.4	157.0	42.4
Total	326.2	100.0	370.3	100.0

Credit exposures by region and exposure class

Gross exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	9.9	—	1.3	—	42.8	1.2	2.2	—	59.6
Regional governments	0.6	—	—	—	—	—	5.6	1.1	0.0	7.3
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.7	0.0	4.7	2.2	2.1	13.4	17.6	0.4	47.6
Corporates	20.1	19.9	3.8	26.6	0.3	12.5	67.7	48.7	11.3	210.9
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	25.4	34.5	3.8	32.6	2.5	57.4	87.9	70.4	11.7	326.2

Gross exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	8.4	—	0.4	—	43.0	7.9	4.8	0.0	66.7
Regional governments	0.7	—	—	—	—	—	11.8	0.5	—	13.0
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.5	3.6	0.2	12.5	4.0	2.0	14.2	23.5	0.4	61.9
Corporates	17.6	22.5	14.0	27.0	0.5	12.1	70.2	45.2	12.9	222.0
Securitization positions	—	—	—	1.1	1.2	—	—	4.1	—	6.4
Total	22.0	34.5	14.2	41.0	5.7	57.1	104.1	78.4	13.3	370.3

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.7	5.3	3.7	242.2	80.7	3.5	370.3

Effect of credit risk mitigation by exposure class and type of protection

The tables below displays by gross exposure class the amounts subject to, or not subject to, credit risk mitigation where guarantees or credit default swaps has been accounted for in the capital adequacy calculations. Credit insurance issued by insurance companies is included in guarantees. Protected amounts are displayed by the exposure class of the issuer of the protection and by the type of protection. The tables hence displays those types of credit risk mitigation that transforms gross exposures to net exposures.

Effect of credit risk mitigation, as of December 31, 2015

	Gross exposures by exposure class
Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Amounts related to credit risk mitigation issued by
Central governments	51.3	0.6	—	1.9	110.5	—	164.3
of which guarantees by the Swedish Export Credit Agency	49.9	0.6	—	1.5	84.3	—	136.3
of which guarantees by other export credit agencies	1.4	—	—	0.4	21.9	—	23.7
of which other guarantees	—	—	—	—	4.3	—	4.3
Regional governments	—	0.0	—	6.7	0.6	—	7.3
Financial institutions	0.0	0.0	—	0.0	13.0	—	13.0
of which credit default swaps	—	—	—	—	4.0	—	4.0
of which other guarantees	—	0.0	—	0.0	9.0	—	9.0
Corporates	0.0	0.1	—	0.0	2.0	—	2.1
of which credit insurance from insurance companies	—	—	—	—	1.3	—	1.3
of which other guarantees	—	0.1	—	0.0	0.7	—	0.7
Total mitigated exposures	51.3	0.7	—	8.6	126.1	—	186.7
Non-mitigated exposures(1)	8.3	6.7	0.0	38.9	84.8	0.8	139.5
Total	59.6	7.4	0.0	47.5	210.9	0.8	326.2

(1) Exposures where the issuer of the credit risk mitigation belongs to the same group as the counterpart of the protected exposure has been included in “Non-mitigated exposures”. Those amounts are for corporate exposures Skr 17.6 billion and for financial institutions Skr 1.3 billion.

Effect of credit risk mitigation, as of December 31, 2014

	Gross exposures by exposure class
Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Amounts related to credit risk mitigation issued by
Central governments	51.5	0.6	—	2.6	122.8	—	177.5
of which guarantees by the Swedish Export Credit Agency	50.0	0.6	—	1.9	95.4	—	147.9
of which guarantees by other export credit agencies	1.5	—	—	0.7	23.4	—	25.6
of which other guarantees	—	—	—	—	4.0	—	4.0
Regional governments	1.7	0.0	—	6.6	0.2	—	8.5
Financial institutions	0.1	—	—	0.2	15.1	—	15.4
of which credit default swaps	—	—	—	—	5.8	—	5.8
of which other guarantees	0.1	—	—	0.2	9.3	—	9.6
Corporates	—	0.1	—	0.4	1.7	—	2.2
of which credit insurance from insurance companies	—	—	—	—	0.9	—	0.9
of which other guarantees	—	0.1	—	0.4	0.8	—	1.3
Total mitigated exposures	53.3	0.7	—	9.8	139.8	—	203.6
Non-mitigated exposures(1)	13.5	12.3	0.3	52.1	82.2	6.3	166.7
Total	66.8	13.0	0.3	61.9	222.0	6.3	370.3

(1) Exposures where the issuer of the credit risk mitigation belongs to the same group as the counterpart of the protected exposure has been included in “Non-mitigated exposures”. Those amounts are for corporate exposures Skr 18,4 bn and for financial institutions Skr 1,5 bn.

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2015

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Spain	—	—	—	0.2	17.5	—	17.7
The Netherlands	—	—	—	5.4	3.2	—	8.6
United Kingdom	—	—	—	3.4	5.1	—	8.5
Russia	—	—	—	—	7.9	—	7.9
Finland	—	0.3	—	0.4	6.8	—	7.5
Denmark	—	0.7	—	1.8	2.9	—	5.4
France	—	—	—	1.7	3.7	—	5.4
Luxembourg	1.4	—	0.0	0.0	1.9	—	3.3
Poland	—	—	—	—	3.1	—	3.1
Norway	—	—	—	2.0	1.1	—	3.1
Italy	—	—	—	—	2.4	—	2.4
Switzerland	—	—	—	1.2	1.1	—	2.3
Germany	0.4	0.1	—	1.6	0.1	—	2.2
Ireland	—	—	—	—	1.2	0.8	2.0
Iceland	—	—	—	—	1.2	—	1.2
Austria	0.4	—	—	—	0.0	—	0.4
Latvia	—	—	—	0.3	—	—	0.3
Portugal	—	—	—	—	0.2	—	0.2
Hungary	—	—	—	—	0.1	—	0.1
Greece	—	—	—	—	0.1	—	0.1
Ukraine	—	—	—	—	0.1	—	0.1
Other countries	—	0.0	—	0.1	0.2	—	0.3
Total	2.2	1.1	0.0	18.1	59.9	0.8	82.1

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2014

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Spain	—	—	—	0.2	13.4	0.8	14.4
United Kingdom	—	—	—	5.4	6.0	0.4	11.8
The Netherlands	—	—	—	5.8	3.7	0.2	9.7
Russia	—	—	—	—	9.6	—	9.6
Finland	—	0.5	—	1.6	7.4	—	9.5
France	1.2	—	—	1.9	4.1	—	7.2
Denmark	0.2	—	—	1.8	2.7	—	4.7
Ireland	—	—	—	0.3	1.5	2.5	4.3
Germany	2.4	—	—	0.9	0.2	—	3.5
Norway	—	—	—	2.2	1.0	—	3.2
Luxembourg	1.0	—	0.3	0.0	1.9	—	3.2
Poland	—	—	—	—	2.7	—	2.7
Switzerland	—	—	—	1.7	0.4	—	2.1
Italy	—	—	—	—	1.4	—	1.4
Austria	—	—	—	1.3	0.0	—	1.3
Iceland	—	—	—	—	1.1	—	1.1
Latvia	—	—	—	0.3	0.3	—	0.6
Portugal	—	—	—	—	0.2	0.2	0.4
Cyprus	—	—	—	—	0.4	—	0.4
Greece	—	—	—	—	0.1	—	0.1
Ukraine	—	—	—	—	0.1	—	0.1
Other countries	0.0	—	—	0.2	0.2	—	0.4
Total	4.8	0.5	0.3	23.6	58.4	4.1	91.7

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2015

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
France	10.9	—	—	4.4	0.0	—	15.3
United Kingdom	1.3	—	—	4.7	3.2	—	9.2
Finland	1.1	0.5	—	0.8	5.8	—	8.2
Germany	3.7	0.1	—	2.7	1.0	—	7.5
The Netherlands	—	—	—	5.6	1.4	—	7.0
Denmark	0.1	0.7	—	3.3	2.5	—	6.6
Norway	0.6	—	—	3.4	0.3	—	4.3
Poland	3.1	—	—	—	—	—	3.1
Luxembourg	1.4	—	0.0	0.0	0.8	—	2.2
Switzerland	—	—	—	1.4	0.6	—	2.0
Ireland	—	—	—	—	0.3	0.8	1.1
Iceland	0.6	—	—	—	0.2	—	0.8
Spain	—	—	—	0.4	0.1	—	0.5
Austria	0.4	—	—	0.1	—	—	0.5
Belgium	—	—	—	0.4	0.0	—	0.4
Latvia	—	—	—	0.3	—	—	0.3
Portugal	0.2	—	—	—	—	—	0.2
Estonia	—	—	—	0.1	—	—	0.1
Italy	0.0	—	—	—	0.0	—	0.0
Greece	—	—	—	—	—	—	—
Other countries	—	—	—	—	0.3	—	0.3
Total	23.4	1.3	0.0	27.6	16.5	0.8	69.6

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2014

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
France	12.6	—	—	6.1	—	—	18.7
United Kingdom	1.8	—	—	8.6	2.7	0.4	13.5
Germany	4.7	1.7	—	2.2	1.1	—	9.7
Finland	1.4	0.7	—	2.1	4.9	—	9.1
The Netherlands	—	—	—	5.8	1.1	0.2	7.1
Denmark	0.4	—	—	3.3	2.2	—	5.9
Norway	0.7	—	—	3.5	0.3	—	4.5
Ireland	—	—	—	—	0.5	2.5	3.0
Poland	2.7	—	—	—	—	—	2.7
Switzerland	—	—	—	2.0	0.4	—	2.4
Spain	—	—	—	0.3	1.0	0.8	2.1
Austria	—	—	—	1.4	—	—	1.4
Luxembourg	1.0	—	0.3	0.0	0.0	—	1.3
Iceland	0.6	—	—	—	0.2	—	0.8
Latvia	—	—	—	0.3	0.3	—	0.6
Italy	0.4	—	—	—	0.0	—	0.4
Portugal	0.2	—	—	—	—	0.2	0.4
Belgium	—	—	—	0.3	—	—	0.3
Greece	—	—	—	—	—	—	—
Other countries	—	—	—	0.1	0.2	—	0.3
Total	26.5	2.4	0.3	36.0	14.9	4.1	84.2

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 1.9 billion at December 31, 2015 (year-end 2014: Skr 5.9 billion). SEK does not have any net exposures to counterparties in Greece. Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December 31, 2015 (year-end 2014: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of December 31, 2015 (year-end 2014: Skr 0.1 billion). These gross exposures are guaranteed in full by counterparties in other countries. Gross exposures to counterparties in the Russian Federation amounted to Skr 7.9 billion as of December 31, 2015 (year-end 2014: Skr 9.6 billion. Net exposure to counterparties in the Russian Federation amounted to Skr 0.1 billion as of December 31, 2015 (year-end 2014: Skr 0.1 billion).

Corporate exposures by industry (GICS)

	December 31, 2015		December 31, 2014
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	73.6	8.4	83.1	9.4
Industrials	49.1	33.9	46.1	32.9
Financials	22.3	7.2	23.7	5.7
Materials	22.9	14.7	27.0	12.8
Consumer goods	15.9	12.2	16.4	12.5
Utilities	14.8	4.1	13.7	5.0
Health Care	6.2	5.4	5.9	5.1
Energy	5.6	0.9	5.7	1.0
Other	0.5	0.0	0.4	0.0
Total	210.9	86.8	222.0	84.4

Asset-Backed Securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	December 31 2015	December 31 2014
‘AAA’	756	3,744
‘AA+’	—	4
‘AA’	—	206
‘AA-’	—	152
‘A+’	—	111
‘A’	—	419
‘A-’	—	143
‘BBB+’	—	163
‘BBB’	—	—
‘BBB-’	—	425
‘BB+’	—	150
‘BB’	—	387
‘B+’	—	174
CDO rated ‘CCC’	—	33
Total	756	6,111

Market risk

The positions that SEK secure, relating to market risk, can be positions that are not valued at fair value in the statement of financial position in accordance with IFRS. Thus, the financial risk estimated by SEK may differ from the changes in value recognized in operating profit or in other comprehensive income. SEK assumes a one-percentage-point change in the market rate, as a parallel shift, for the sensitivity analyses relating to interest rate risk. SEK assesses a reasonable assumption that the average change in market rates will not exceed one percentage point over the next year. Negative interest rates are allowed in the sensitivity calculations since 2015. Negative interest rates were not allowed in the sensitivity calculations in 2014.

Change in value if the market interest rate rises by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Consolidated Group

	2015			2014
Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	68	306	-58	-3	347	-65
Swedish Skr	4	93	-10	12	107	-23
	72	399	-68	9	454	-88

Change in value if the market interest rate declines by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates decline by one percentage point (-1%).

Consolidated Group

	2015			2014
Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	-62	-280	68	48	-74	17
Swedish Skr	79	-93	21	-12	-29	5
	17	-373	89	36	-103	22

Assets, liabilities and derivatives denominated in foreign currencies

Assets, liabilities and derivatives denominated in foreign currencies (i.e. currencies other than Swedish kronor) have been converted to Swedish kronor at the year-end exchange-rates between such currencies and Swedish kronor. The relevant exchange-rates for the currencies representing the largest portions of the Consolidated Group in the statement of financial position reported assets and liabilities are presented in table below (expressed in Swedish kronor per unit of each foreign currency). The portion at year-end represents portion of aggregated volumes of assets and liabilities denominated in foreign currency. Foreign currency positions at year-end represent the net of all assets and liabilities in the statement of financial position in each currency. The amounts are book values.

	December 31, 2015			December 31, 2014
		Portion at	Foreign currency		Portion at	Foreign currency
Currency	Exchange-rate	year-end, %	position	Exchange-rate	year-end, %	position

SKR	1	93	n.a.	1	92	n.a.
EUR	9.1350	3	-539	9.5155	3	-522
USD	8.3524	1	252	7.8117	0	-48
JPY	0.06935	1	-136	0.06536	2	-270
CHF	8.4287	1	203	7.9123	1	227
MXN	0.4832	0	-74	0.5291	0	-79
Others	—	1	-223	—	2	-340
Total foreign currency position		100	-517		100	-1,032

The FX risk is limited to the accrued net income in foreign currency and is hedged regularly. In accordance with SEK’s policies for risk management, foreign currency positions related to unrealized fair value changes are not hedged. At year-end, foreign currency positions excluding unrealized changes in fair value amounted to Skr 2 million (year-end 2014: Skr 14 million).

	December 31, 2015	December 31, 2014
Skr mn	Consolidated Group	Consolidated Group
Total assets	280,411	325,166
of which denominated in foreign currencies	226,981	291,899
Total liabilities	263,583	309,009
of which denominated in foreign currencies	227,498	292,931

Liquidity risk

Contractual flows

	As of 31 December 2015
Consolidated Group Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Assets
Cash and cash equivalents	2,258	—	—	—	—	2,258	—	2,258
Treasuries/government bonds	—	1	2,016	—	—	2,017	-11	2,006
Other interest-bearing securities except loans	3,291	10,820	14,257	12,933	—	41,301	-470	40,831
Loans in the form of interest-bearing securities	494	1,520	7,882	27,389	15,010	52,295	-4,188	48,107
Loans to credit institutions	595	14,493	2,163	7,414	6,350	31,015	-1,239	29,776
Loans to the public	3,672	7,410	23,958	84,285	33,774	153,099	-12,293	140,806
Derivatives	408	385	1,426	6,256	7,450	15,925	-3,253	12,672
Total	10,718	34,629	51,702	138,277	62,584	297,910	-21,454	276,456

	As of 31 December 2015
Consolidated Group Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-382	-4,866	—	—	—	-5,248	-35	5,283
Borrowing from the public	—	—	-61	—	—	-61	—	61
Senior securities issued	-5,641	-17,278	-56,549	-128,725	-46,298	-254,491	26,279	228,212
Derivatives	-95	-807	-2,772	-4,835	-2,116	-10,625	-13,006	23,631
Subordinated securities issued	—	—	—	—	-2,088	-2,088	—	2,088
Total	-6,118	-22,951	-59,382	-133,560	-50,502	-272,513	13,238	259,275

Commitments
Committed undisbursed loans	0	-5,517	-11,112	-10,493	27,122	0		63,438

Cash flow surplus (+) / deficit (-)	4,600	6,161	-18,792	-5,776	39,204	25,397

Accumulated cash flow surplus (+) / deficit (-)	4,600	10,761	-8,031	-13,807	25,397	25,397

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 2.3 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 80 billion, which can be used within the Swedish State’s export credit support system. In December 2015, the Swedish parliament decided that the credit facility for 2016 should amount to Skr 125 billion. With regard to liabilities with maturity between three months and five years, SEK has the intention to refinance these through borrowing on the financial markets. Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice are assumed to occur on the maturity date. “Subordinated securities issued” which consists of a Dated Subordinated Instrument, were assumed be repaid at the time of the first redemption date. The scenario for liabilities and hedging derivatives is not likely to be the real outcome. Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”. Cash flows for cash collaterals are assumed to have the same maturity profile as related derivatives. Items other than financial instruments with an approximate expected recovery time within less than 12 months: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. For information regarding liquidity risk, see Note 29 to the Consolidated Financial Statements. The amounts above include interest, except for committed undisbursed loans.

	As of 31 December 2014
Consolidated Group Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Assets
Cash and cash equivalents	7,099	—	—	—	—	7,099	—	7,009
Treasuries/government bonds	2,381	874	235	—	—	3,490	-32	3,458
Other interest-bearing securities except loans	2,797	9,460	32,773	20,923	1,217	67,170	-772	66,398
Loans in the form of interest-bearing securities	553	280	5,352	34,064	16,936	57,185	-4,045	53,140
Loans to credit institutions	418	748	11,035	7,955	6,820	26,976	-1,466	25,510
Loans to the public	5,568	7,740	24,978	90,556	42,154	170,996	-21,756	149,240
Derivatives	1,508	3,144	2,258	6,174	9,000	22,084	-6,067	16,017
Total	20,324	22,246	76,631	159,672	76,127	355,000	-34,138	320,772

	As of 31 December 2014
Consolidated Group Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	430	—	-8,716	—	—	-8,286	-4	8,290
Borrowing from the public	0	—	0	-63	—	-63	0	63
Senior securities issued	-9,890	-26,672	-59,656	-153,685	-55,360	-305,263	31,424	273,839
Derivatives	-143	-673	-675	-3,463	-3,142	-8,096	-10,790	18,886
Subordinated securities issued	—	—	-63	-2,114	—	-2,177	232	1,945
Total	-9,603	-27,345	-69,110	-159,325	-58,502	-323,885	20,862	303,023

Commitments
Committed undisbursed loans	-375	-1,205	-10,013	-4,268	15,861	0		16,028

Cash flow surplus (+) / deficit (-)	10,346	-6,304	-2,492	-3,921	33,486	31,115

Accumulated cash flow surplus (+) / deficit (-)	10,346	4,042	1,550	-2,371	31,115	31,115

Note 27. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

• the shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

• other related parties

The Swedish State owns 100 percent of the company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 36 percent (2014: 39 percent; 2013: 44 percent) of the company’s outstanding loans on December 31, 2015 were guaranteed by the State. The remuneration for guarantees during 2015 amounted to Skr 75 million (2014: Skr 150 million; 2013: Skr 203 million). SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related concessionary credit program (together referred to as the “S-system”, see Note 1(d) and Note 24 to the Consolidated Financial Statements.

During 2015 SEK had a Skr 80 billion (2014: Skr 80 billion; 2013: Skr 80 billion) credit facility with the Swedish National Debt Office which was entirely related to the State’s export credit support (CIRR). In December 2015, the credit facility was extended for 2016, though the facility amount has changed to Skr 125 billion. SEK has not yet utilized the credit facility.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly-owned or controlled by the State. SEK also extends export credits (in the form of direct or pass-through loans) to entities related to the State. Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

Key management personnel include the following positions:

• The Board of Directors

• The Chief Executive Officer

• Other members of the Executive Committee

For information about remuneration and other benefits to key management personnel see Note 5 to the Consolidated Financial Statements.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel or controlled by close family members to key management personnel.

The following table further summarizes the Consolidated Group’s transactions with its related parties:

	2015
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	250	0	—	—	250	0
Other interest-bearing securities except loans	—	—	633	8	633	8
Loans in the form of interest-bearing securities	—	—	1,700	20	1,700	20
Loans to credit institutions	—	—	2,291	23	2,291	23
Loans to the public	—	—	866	9	866	9
Due from the State	987	—	—	—	987	—
Total	1,237	0	5,490	60	6,727	60
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	164	—	—	—	164	—
Total	164	—	—	—	164	—

	2014
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,640	4	—	—	1,640	4
Other interest-bearing securities except loans	—	—	523	5	523	5
Loans in the form of interest-bearing securities	—	—	1,700	35	1,700	35
Loans to credit institutions	—	—	1,949	18	1,949	18
Loans to the public	—	—	753	7	753	7
Due from the State	1,165	—	—	—	1,165	—
Total	2,805	4	4,925	65	7,730	69
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	100	—	—	—	100	—
Total	100	—	—	—	100	—

	2013
	The shareholder, i.e. the Swedish State		Companies and organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	3,840	3	—	—	3,840	3
Other interest-bearing securities except credits	—	—	2,177	15	2,177	15
Credits in the form of interest-bearing securities	—	—	1,700	44	1,700	44
Credits to credit institutions	—	—	1,889	19	1,889	19
Credits to the public	—	—	456	13	456	13
Due from the State	953	—	—	—	953	—
Total	4,793	3	6,222	91	11,015	94
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	254	—	—	—	254	—
Total	254	—	—	—	254	—

Note 28. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period. At the Extraordinary General Meeting on January 21, 2016, a new capital target for SEK was decided. The capital target is that SEK’s total capital ratio under normal circumstances shall exceed the capital requirement communicated by the Swedish FSA with 1 to 3 percentage points. According to the result of the Swedish FSA’s supervisory review and evaluation process shall SEK have a total capital ratio of 16.3 percent during 2015. SEK’s total capital ratio as of December 31, 2015 was 24.5 percent.

Note 29. Risk and Capital Management

Risk and capital management

Introduction

This section of the Annual Report describes significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information concerning SEK’s capital adequacy and credit risk exposure, as well as certain aspects of liquidity and market risks, refer to Note 25 Capital adequacy and Note 26 Risk information. For supplementary and more detailed information on risk-related matters, which SEK is required to publish under the applicable regulations, including the Capital Requirements Regulation (CRR), refer to the separate document, “SEK - Capital Adequacy and Risk Management Report - Pillar 3 2015,” published on SEK’s website.

Events in 2015

SEK’s capital adequacy improved in 2015. At the end of the year, the total capital ratio amounted to 24.5 percent (2014: 19.2 percent). The Tier 1 capital ratio and the Common Equity Tier 1 capital ratio both amounted to 21.6 percent (2014:16.9 percent). SEK’s total own funds expanded, primarily due to an increase in accumulated earnings, in parallel with a decline in the capital requirement under the IRB approach for exposures to companies and institutions through adjustment of the risk parameters in 2015, and through a decrease in total exposures. The reduction in the risk parameters was attributable to improvements in default statistics over the last few years.

SEK has divested the majority of securitization positions and also reduced the volume of its liquidity investments. These actions have decreased credit-risk exposures to securitizations, governments, regional governments and financial institutions.

Divestments of securitizations and the decrease in liquidity investments also reduced the company’s exposure to market risk. This applies primarily in terms of exposure to changes in credit spread risk.

The risk level in terms of operational risks is within the risk appetite. Losses deriving from incidents remain low, at Skr 0.8 million in 2015 (2014: Skr 0.4 million).

SEK’s liquidity was stable during the year and the external requirements for the liquidity coverage ratio (LCR) and the internal requirement that all credit commitments be financed throughout the entire period to maturity were fulfilled.

Core risk management principles

•        SEK must be selective in its choice of counterparties and clients in order to ensure a strong credit rating.

•        SEK only lends funds to clients who have successfully undergone SEK’s procedure for gaining understanding of the customer and its business relations (know your customer), and thus has a business structure that complies with SEK’s mission of promoting the Swedish export industry.

•        The business operations are limited to products and positions that the company has approved and has procedures for, whose risks can be measured and evaluated and where the company, at a minimum, complies with international sustainability risk guidelines.

•        SEK’s business strategy entails that we secure financing which has, at least, the same maturities as the funds that we lend.

Risk governance

The Board of Directors has ultimate responsibility for SEK’s organizational structure and the administration of SEK’s affairs, including overseeing and monitoring risk exposure and risk management and ensuring satisfactory internal control of compliance with laws and other regulations to which SEK’s business activities are subject. The Board determines the overall risk governance by taking decisions on such matters as risk appetite and risk strategy. These decisions are taken annually in connection with the business plan to ensure that risk management, use of capital and business strategies correspond with each other. The Board also decides on risk policies and on matters concerning credit granting of a large magnitude. The Board has established the Finance and Risk Committee (FRC), which assists the Board in overall issues regarding governance and monitoring of risk-taking, risk management and use of capital. The FRC also decides on certain limits, primarily involving market risk. The Board’s Credit Committee (CC) is the Board’s working body for matters within SEK involving loans and loan limit decisions, and for matters of fundamental significance or generally of great importance to SEK, and also makes decisions concerning loans in accordance with the delegation of authority decided by the Board. The Board’s Audit Committee (AC) assists the Board with SEK’s financial reporting, matters involving internal control and the corporate governance report.

SEK’s CEO is responsible for day-to-day management of business operations. The CEO has established committees that are tasked with following up matters, serving as consultative bodies for the CEO in matters decided by the CEO and preparing matters ahead of decisions by the Board. The Risk and Compliance Committee deals with risk, capital, compliance and audit matters and evaluates the effects of new regulations. The Committee monitors SEK’s risk exposure, use of capital and reports issued by control functions. Following consultation with the Committee, the CEO issues Governing Documents regarding delegation of responsibility and management of the types of risk arising in SEK. The Credit Committee (CC) is responsible for lending and credit risk management issues within SEK. As part of its mandate, and based on the division of authority determined by the Board, the Credit Committee is authorized to make decisions involving credit.

SEK has organized risk management and risk control in accordance with the principle of three lines of defense in the form of clear-cut separation of responsibility between the commercial and support operations that own the risks, the control functions that independently identify and monitor the risks and an internal audit, which reviews these matters and reports directly to the Board.

Division of responsibility for risk, liquidity
and capital management in the company

First line of defense

• Business and support functions.	• Credit and sustainability analyses.
• Day-to-day management of risk, capital and liquidity in compliance with risk appetite and strategy as well as applicable laws and rules.	• Daily control and follow-up of credit, market and liquidity risk.

Second line of defense

• Independent risk control and compliance functions.	• Risk, liquidity and capital reporting.
• Identification, quantification, monitoring and control of risks and risk management.	• Maintain an efficient risk management framework and internal control framework.
• Compliance monitoring and reporting.

Third line of defense

• Independent internal audit. • Review and evaluation of the efficiency and integrity of risk management.	• Performance of audit activities in line with the audit plan adopted by the Board. • Direct reporting to the Board.

Risk management process

SEK must identify, measure, manage, report and control those risks with which the business is associated and, to this end, ensure that it has satisfactory internal control. SEK’s risk management process consists of the following key elements:

•        Risk identification. At any given time, SEK must be aware of the risks to which it is exposed. Risks are identified, primarily in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processes, systems and through annual risk analyses that include all aspects of SEK. Both forward-looking and historical analyses and testing are performed.

•       Measurement. The size of the risks is measured on a daily basis in respect of significant measurable risks or are assessed qualitatively as frequently as necessary. For those risks that are not directly measurable, SEK evaluates the risk according to models that are based on SEK’s risk appetite for the respective risk class, specifying appropriate scales of probability and consequence.

•       Governance. SEK aims to oversee the development of business, actively utilize risk-reduction capabilities and control the development of risks over time to ensure that the business activities are kept within the risk appetite and limits. SEK also carries out planning and draws up documentation to ensure the continuity of business-critical processes and systems and that planning is carried out for crisis management. Exercises and training regarding the management of situations that require crisis and/or continuity planning are performed continuously.

•        Reporting. SEK reports on the current risk situation, on the use of capital and on related matters to the CEO, the Finance and Risk Committee and the Board, at least once each quarter.

•        Control and monitoring. SEK checks and monitors compliance with limits, risk appetite, capital target, risk management and internal and external regulations to ensure that risk exposures are kept at an acceptable level for SEK and that risk management is effective and appropriate.

Capital target

SEK’s capital target is one of the Board’s most important governance parameters. The capital target serves two purposes:

•        The primary purpose is to ensure that SEK’s capital is adequate to support the strategy underlying the business plan and that capital adequacy always exceeds the regulatory requirements, even in the event of deep economic declines.

•        An additional purpose is to maintain capital at a level that supports a high credit rating, which is necessary to secure access to long-term financing on favorable terms.

A new capital target was adopted for SEK at the Extraordinary General Meeting on January 21, 2016. The capital target states that under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s capital adequacy requirement by 1 to 3 percentage points. As a result of the Swedish FSA’s review and evaluation process, SEK must have a total capital ratio of 16.3 percent in 2015. At December 31, 2015, the total capital ratio was 24.5 percent.

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, a shared approach and a strong control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework (see diagram below) encompassing all of SEK’s operations, all of its risks and all relevant personnel.

The structure of the risk framework is ultimately governed by SEK’s mission from its owner, the Swedish government, and SEK’s business model.

The capital target constitutes the outer boundary for SEK’s strategy. Within the confines of the capital target, risk appetite is stated, which is expressed by risk class and comprises the risk to which the Board is prepared to expose SEK in order to achieve its strategic objectives. Risk governance is specified in the form of a risk strategy, a risk policy, in SEK’s risk culture, and in instructions, processes and limits. These Governing Documents describe the risk management process and define what activities and operations are included in the process, and how they should be performed. The Governing Documents also indicate how responsibility is structured in terms of the execution, monitoring of and compliance with risk management.

SEK’s risks and its risk management

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. Different types of risk occur as part of operations, primarily credit risk. The following table provides an overview of the risks SEK is exposed to and how these risks are managed.

Risk class	Risk profile

Credit risk

Credit risk is the risk of the loss that could occur if a borrower or party in another agreement cannot meet its obligations under the contracted terms and conditions.
Credit risk also includes counterparty risk, concentration risk and settlement risk.

SEK’s credit risk portfolio maintains a high credit quality. The portfolio is exposed to a concentration risk due to SEK’s mission. The net risk is principally limited to counterparties with high credit ratings, such as state export credit agencies (ECAs), major Swedish exporters and banks and insurance companies.

SEK invests its liquidity in high-credit-quality securities, primarily with short maturities.

Market risk

Market risk is the risk of losses or changes in future net interest income arising due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.

SEK’s business model leads to exposure primarily to spread risk, interest-rate risk and currency risk. SEK’s largest net exposures are to changes in spread risk, mainly to credit spreads associated with assets and liabilities and cross-currency basis swap spreads.

Liquidity and refinancing risk

Liquidity and refinancing risk is the risk, within a defined period of time, of SEK not being able to refinance its existing assets or being unable to meet increased liquidity requirements. Liquidity risk also includes the risk of having to borrow funds at an unfavorable interest rate or needing to sell assets at unfavorable prices in order to meet its payment commitments.

SEK has secured borrowing for all of its credit commitments, including those committed but as yet undisbursed. In addition, the size of SEK’s liquidity investments allows new lending to continue at a normal pace, even during times of stress.

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty internal processes or systems, human error, or from external events. Operational risk also includes legal risk and compliance risk.

Operational risks arise naturally in all parts of the business. Improvements are in progress regarding processes and methods for market risk. The vast majority of incidents that have occurred were minor events that are rectified promptly within the relevant function.

Business risk Business risk is the risk of an unexpected decline in revenue due to a decrease in volumes and/or falling margins.

SEK’s earnings tend to increase in stressed situations when the financial sector’s overall lending capacity declines. It is also in these situations that it is considered most likely that SEK could potentially encounter substantial credit losses. Accordingly, the negative earnings effect of increased credit losses tends to be offset by increased earnings over time.

Risk appetite metrics	Risk management

- Concentration, individual clients - Concentration, rating category - Expected loss

Lending must be responsible and based on in-depth knowledge of SEK’s counterparties, furthermore, lending must also take place in accordance with SEK’s mission based on the owner instruction. Lending must be based on the counterparty’s repayment capacity. SEK’s credit risks are limited by the risk-based selection of counterparties and are managed, inter alia, by the use of guarantees and other types of collateral. Lending is also limited through SEK’s use of a standard lending policy whereby, for example, guiding principles for risk levels and lending terms are specified.

SEK endeavors to achieve a diversified lending portfolio. Concentrations that naturally result from SEK’s mission are accepted, although risk mitigation solutions are used to partly reduce concentration risks.

- Scenario-based stress tests - Total interest-rate sensitivity - NII risk and risk to NII from cross-currency basis swaps - Follow-up of prudent valuation adjustments

The core of SEK’s market risk strategy is to borrow funds by issuing bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or used to ensure sufficient liquidity. The aim is to hold assets and liabilities to maturity.

Risk appetite ratios: - LCR - NSFR - Maturities matched balance sheet including prefinanced reserve for new lending transactions

SEK must have diversified borrowing to ensure that borrowing is available through maturity for all credit commitments - loans outstanding as well as committed undisbursed loans. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.

- Losses from operational risk - Monitoring of the highest value risks - Breaches of internal policies or external regulations

SEK works continuously to manage operational risk, primarily by means of efficient internal controls, by performing risk analyses prior to changes, by focusing on continuous improvements and through contingency planning.

Costs to reduce risk exposures must be in proportion to the effect that such measures have.

- Concentration in income from a limited number of clients	Business risk is identified through risk analyses and is monitored and prevented as deemed necessary. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

Risk class	Risk profile

Strategic risk (business environment risk)

Strategic risk is the risk of lower revenue due to adverse business decisions, improper implementation of decisions or the lack of adequate response to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors.

SEK’s strategic risks mainly arise from structural changes in competition, which could lead to limited lending opportunities for SEK, and from regulatory reforms from two perspectives: (i) the impact of these reforms on SEK’s business model and (ii) the requirements on the organization resulting from increased regulatory complexity.

Reputational risk Reputational risk is the risk of a negative reputation and/or reduced revenue due to external reports about SEK or about the sector in general.

The main factors considered to affect the reputation of the SEK brand are credit losses, transactions that could be perceived to lack Swedish interests or the perception that SEK has breached applicable regulations, for example with regard to sustainability.

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings in respect of money laundering, environmental issues, anticorruption, human rights, labor conditions and business ethics.

SEK is primarily exposed to sustainability risks when lending. A high sustainability risk could arise from the financing of major projects or from operations in high-risk countries in terms of corruption or human rights violations.

Risk appetite metrics	Risk management

- Strategic decisions in line with SEK’s strategy - Monitoring of strategic investments	Strategic risk is identified through risk analyses and is monitored and prevented as deemed necessary. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

- Follow-up of the reputational impact from transactions

Reputational risk is mitigated actively through a number of activities, including ongoing analysis of media coverage, stakeholder dialogues and risk analyses. SEK’s communication plan describes the principles for both long-term and short-term management of reputational risk.

- Transactions in compliance with national and international regulations and guidelines in the area - Follow-up of transactions

Sustainability risks are managed according to a risk-based approach. In the event of a high sustainability risk, an in-depth sustainability review is conducted and, where necessary, requirements set that measures be implemented to counteract the adverse environmental and societal impact. Requirements are based on national laws and international principles in the areas of money laundering, the environment, anticorruption, human rights, labor conditions and business ethics.

Credit risk

Credit risk is the risk of the loss that could be incurred if a borrower or party in another agreement cannot meet its obligations under the agreement’s terms and conditions. Credit risk also includes counterparty risk, concentration risk and settlement risk. SEK’s credit risks are limited using a risk-based selection of counterparties and are further mitigated by the use of guarantees, netting agreements, collateral and credit derivatives. SEK’s appetite for credit risk is significantly greater than its appetite for other risks.

Risk management

The Risk Policy issued by the Board and the Credit Instruction issued by the Board’s Credit Committee are the foundations upon which SEK’s credit risk management is based. These governing documents constitute the framework for the level of credit risk that SEK can accept and describe the decision-making structure and credit-decision mandate, the credit process, fundamental principles for loan limits and the management of problem loans. Account managers in Lending have overall responsibility for relations with all of SEK’s clients. They have ultimate responsibility for commercial, credit and sustainability risks and their impact on SEK’s income statement and balance sheet. Their responsibility includes assessing clients’ financing needs, structuring business transactions, conducting credit assessments aided by credit analysts, and the management of limits and exposure. Their responsibility also encompasses ensuring that existing limits are reviewed continuously, at least once

Limit and credit decision procedure

The Board

Matters related to credit and credit decisions that are of fundamental significance or in some other way of major importance to SEK.

The Board’s Credit Committee

Decisions concerning limits or credit that exceed the Credit Committee’s decision-making mandate, new country limits, country limits transgressing the norm.

Credit Committee

Decisions concerning limits or credit within the Credit Committee’s decision-making mandate, annualization of country limits within the norm, credit-risk-related waivers and new liquidity limits.

Subject to authorization
Decisions on credit proposals within the limit and within the norm are subject to authorization as described in the credit instruction, which was adopted by the Board’s Credit Committee.

Rating Committee

Decisions on internal risk ratings. Decisions of the Rating Committee cannot be amended by any other decision-making authority.

annually. Credit analysts within Credit are responsible for continuous analyses of counterparties and, at least once annually, prepare decisions concerning internal risk ratings. The credit analysts also perform independent credit assessments of current business proposals. Credit is part of SEK’s first line of defence and the Chief Credit Officer reports directly to the CEO. Credit is also responsible for managing the credit process. Risk, which is part of SEK’s second line of defence, supervises and validates SEK’s internal risk ratings and monitors and checks compliance with credit decisions and that limits are not exceeded.

SEK utilizes limits to restrict credit risks to a specified level. Limits express the highest permissible exposure to a counterparty for specific tenors and for various types of exposures, such as corporate lending, guarantees, counterparty risk in derivative contracts or liquidity investments. Exposures must be encompassed within the limits that have been decided for the particular counterparties. All limits are reviewed at least once annually.

Normative credit policy

To provide guidance in respect of lending and the setting of limits with an acceptable risk level, SEK has established a Normative Credit Policy (the Norm), which clarifies in five areas the quality requirements that a loan or a limit has to fulfill in terms of transaction structure and risk:

1. Operational criteria

2. Risk level

3. Lending terms

4. Know your customer (KYC)

5. Sustainability risks

Exposures assessed as problem loans, meaning those for which SEK assesses that there is a high probability that the undertaking according to the original agreement will not be fulfilled, are analyzed in greater detail and more frequently. The intention is to identify at an early stage exposures subject to an elevated risk of loss and to adapt the exposure and ensure that the risk rating reflects the actual risk associated with the particular counterparty. It is the responsibility of account managers and credit analysts to continuously monitor exposures assessed as problem loans and report them to the Credit Committee and the Board’s Credit Committee.

Internal Ratings Based (IRB) approach

SEK uses, and has permission to use, a foundation IRB approach to measure the credit risk inherent in exposures to a majority of SEK’s counterparties. This means that for these exposures SEK uses its own estimates of the probability of default (PD) risk parameter which, per counterparty, reflects the assigned internal rating. Other risk parameters, including loss given default (LGD) and credit conversion factors (CCF), are determined by the Capital Requirements Regulation (CRR). Using these parameters and the gross amount of the credit-risk exposure, it is possible to calculate the size of the outstanding exposure at default (EAD) and statistically expected loss (EL). These risk parameters are used in the Basel formula to calculate the unexpected loss (UL), which also constitutes the capital requirement for the relevant credit-risk exposure. SEK’s IRB system encompasses both operational and analytical aspects. Key operational aspects of the process include where in SEK the risk rating is conducted and decided, and how the responsibility for follow-up, validation and control is allocated in the organization. The analytical aspect applies to how risk is measured and assessed. This includes how the concept of loss is defined and measured and the models used for the risk rating and the calculation of risk. SEK’s IRB system comprises all the various methods, working and decision-making processes, control mechanisms, guidelines, IT systems and processes and procedures that support risk rating and the quantification of credit risk.

Decisions concerning internal risk ratings for a counter-party are taken by SEK’s Rating Committee. The decision data used consists of analyses and risk assessments prepared by credit analysts active in Credit, in accordance with SEK’s established methodology. Committee members are appointed by the Board’s Credit Committee on the basis of competence and experience, and the majority of the members represent SEK’s non-business-generating functions.

The purpose of SEK’s internal ratings is to assess the credit risk of individual counterparties over a business cycle. The methodology is based on both qualitative and quantitative factors. Within SEK, the rating of risk is mainly based on the assessments of credit analysts. By using various methodologies for analyzing companies, financial institutions, insurance companies and national and regional governments, individual counterparties are assigned an internal rating. The objective is to use a rating scale for all counterparties to be able to price and quantify risk over time, and thus keep risks at the desired level. The risk rating is the basis of a ranking system, which entails that risk rating is largely a matter of relative valuation. The aim of the rating is not to assess an exact probability of default, but to place a counterparty in a category comprising equivalent counterparties from a risk perspective. SEK maps its internal rating scale against Standard & Poor’s rating scale and uses Standard & Poor’s default statistics as a basis for SEK’s own calculations, with the aim of achieving consistent estimates of probability of default with adequate safety margins.

All of SEK’s counterparties are assigned an internal risk rating, apart from those cases where the Swedish FSA has granted SEK exemption from the IRB approach. SEK’s permission from the Swedish FSA to use a Foundation Internal Ratings-Based Approach, and thus to calculate capital requirements for credit risk in accordance with this, encompasses exposures to companies, including insurance companies and financial institutions. The Swedish FSA has permitted SEK to apply certain exceptions from the IRB approach. The exempted exposures, for which the Standardized Approach is used instead, are as follows:

•             Export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) and exposures to the Swedish government and Swedish regional governments or county councils.

•             Export credits guaranteed by export credit agencies in the OECD (valid through December 31, 2015).

•             Exposures to foreign governments, foreign regional governments and multilateral development banks (valid through December 31, 2015).

•             Exposures in the Customer Finance business area (valid as long as these exposures are of minor importance in terms of scope and risk profile).

•             Guarantees for the benefit of small and medium-sized companies (valid as long as these exposures are of minor importance in terms of scope and risk profile).

SEK applied for permission from the Swedish FSA to apply the IRB approach for exposures encompassed by time-limited exceptions when these expire, and until such time as permits are granted, to temporarily extend the time-limited exceptions.

Monitoring and control

SEK’s risk and product rating, and risk estimates comprise a central feature of the reporting of credit risk to the Board, the Risk and Compliance Committee and the Credit Committee. The Chief Executive Officer and the Chief Risk Officer inform the Board of all significant changes concerning SEK’s IRB system.

Validation is a key factor for quality assurance of SEK’s IRB system and Risk is responsible for performing validation at least once annually.

Credit protection

SEK limits its credit risk by means of a methodical and risk-based selection of counterparties. The credit risk is further reduced through the use of various credit risk hedging, in the form of guarantees, netting agreements, collateral and credit derivatives.

In its lending transactions, SEK mainly utilizes guarantees. The guarantors are predominantly government export credit agencies in the OECD, of which the Swedish Export Credits Guarantee Board (EKN) is the largest. Guarantees are also received from financial institutions and, to a lesser extent, non-financial corporations and insurance companies. Since the credit risk is allocated to a guarantor, SEK’s guaranteed credit-risk exposure in reports of its net credit risk exposure largely consists of exposure to government counterparties. To a lesser extent, credit protection is achieved through purchases of credit default swaps (CDS).

The counterparty risk associated with derivative contracts is always documented using ISDA Master Agreements, which also entail a netting agreement, with the support of collateral agreements in the form of a credit support annex (CSA). Approved collateral under the collateral agreements signed by SEK always take the form of liquid assets.

SEK also uses various types of collateral to reduce credit risks pertaining to certain types of credit granting. When a credit decision is taken, assessment primarily concerns the borrower’s credit rating and future repayment capacity. Collateral, where it is considered relevant, is a core element of the credit assessment and credit decision. While collateral can be significant for individual cases, it has limited impact on the total lending portfolio.

Concentration risks and large exposures

SEK’s exposures are analyzed and reported regularly in respect of risk concentration based on (i) the size of individual commitments, (ii) domicile and (iii) sector. The analysis refers to both direct exposure and indirect exposure from, for example, credit derivatives. The concentration risks mentioned above are reflected in SEK’s calculation of economic capital for credit risks, which leads to a higher capital requirement compared with the minimum capital requirement. When calculating capital requirements, the minimum capital requirement does not take concentration risks into account. For further information about concentration risks, see the section on internal capital adequacy assessment.

A large exposure whose value, after the exceptions applied in certain cases or reduction factors, corresponding to at least 10 percent of an institution’s own funds, is defined as a large exposure according to the CRR. The aggregate amount of SEK’s large exposures at December 31, 2015 was 236.7 percent (2014: 341.6 percent) of SEK’s total own funds and consisted of risk-weighted exposures to 18 (2014: 25) different counterparties or counterparty groups. A non-permitted exposure is one whose value exceeds 25 percent of total own funds. At December 31, 2015, SEK had no non-permitted exposures (2014: o). For the purpose of monitoring and checking large exposures, SEK has defined internal limits, which impose further limitations on the size of such exposures in addition to those stated in the CRR.

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts - which is a type of credit risk - arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), with associated collateral agreements, with its counterparties before entering into derivative contracts. These bilateral collateral agreements mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) are not exceeded, regardless of market value changes that may occur. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. The positive gross value of all derivative contracts in the balance sheet as of December 31, 2015 was Skr 12.7 billion (2014: Skr 16.0 billion). After netting on the basis of the current CSAs (by counterparty), but excluding cash collateral, the exposure was Skr 3.9 billion (2014: Skr 7.4 billion), i.e. Skr 8.7 billion (2014: Skr 8.6 billion) less than the gross exposure. Taking into account cash collateral and regulatory add-ons under the CRR mark-to-market method, the exposure amount for counterparty risk for capital adequacy purposes was Skr 4.1 billion (2014: Skr 5.7 billion). The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not settled on a stock exchange. At the end of 2015, SEK’s OTC derivative contracts were not yet subject to mandatory central clearing. For further information on OTC derivatives, see “New regulations”.

Market risk

Market risk is the risk of loss or changes in future earnings due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.

Risk management

SEK’s Board establishes SEK’s market risk appetite and strategy. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Board’s Finance and Risk Committee makes decisions on limit structures, which clearly define and limit the permissible exposure to net market risk. The Chief Risk Officer decides on the methodology for determining how market risks are to be calculated and proposes changes in limit structures in connection with reviews of risk appetite and limits. All instructions are re-established annually. Market risk exposures are measured and reported on a daily basis to the CEO, and the Board’s Finance and Risk Committee at its scheduled meetings. The Risk Control function measures, monitors and reports on SEK’s market risk exposures on a daily basis. Cases where limits are exceeded are escalated without delay to the CEO and the Board’s Finance and Risk Committee.

SEK borrows funds by issuing bonds or other debt instruments which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at floating interest rates, or swapped to a floating rate, or to ensure that SEK has adequate liquidity in the form of liquidity investments and liquidity reserves. Investments of liquidity must be made at a floating or fixed interest rates for up to one year. The aim is to hold assets and liabilities to maturity.

Since SEK’s appetite for market risk resulting from unmatched cash flows is low, the remaining open interest-rate and foreign-exchange risks that arise from the remaining unmatched flows between the renegotiation of interest rates in various currencies is hedged against changes in foreign exchange rates and current interest rates.

The duration of available borrowing matches that of lending and the maturity profile of liquidity investments is adapted to ensure that funds are available for all accepted undisbursed lending.

Unrealized changes in fair value affect the value of SEK’s assets and liabilities and impact the volatility of both earnings and SEK’s own funds. SEK’s largest net exposures that affect earnings and own funds are to changes in spread risks, mainly to credit spreads in assets and liabilities and to cross-currency basis swap spreads. Spread risks are kept at an acceptable level for the company through governance and control. This includes set limits for exposures and daily monitoring of limits.

Measurement

The following describes how SEK calculates and limits market risk internally. For the impact on earnings and other comprehensive income due to the interest-rate risk, see Note 26. Additional factors, such as different sensitivity calculations regarding the effect on economic value, earnings, equity and own funds, as well as more stress tests, are measured and reported but are not subject to limits. The government-supported S-system has been excluded since the government compensates SEK for all interest-rate differentials, borrowing costs and net foreign-exchange losses within the S-system (see Note 1). Risks in the S-system are measured and monitored regularly, and reported to the CEO, and to the Board’s Finance and Risk Committee at scheduled meetings.

Aggregated risk measure

The aggregated risk measure is based on analyses of 106 scenarios that each have a monthly risk horizon. The scenarios are updated each month and comprise historical movements in risk factors from the entire period from the end of 2006 to 2015. SEK’s aggregated risk measure estimates the impact on SEK’s equity by applying extreme historically observed movements in terms of market factors that affect the volatility of SEK’s equity. The exposure, which is based on the worst case scenario, is evaluated using SEK’s portfolio sensitivities to interest-rate risk, cross-currency basis swap price risk, credit spread risk in assets, credit spread risk in SEK’s own debt and currency risk. The limit is also based on the worst case scenario, which at the close of 2015 was based on market movements from June 2012. The risk at year-end 2015 amounted to Skr 624 million (2014: Skr 633 million).

The limit is set at Skr 1,300 million (2014: Skr 1,300 million). During 2015, SEK improved its aggregated risk measure by increasing the number of scenarios and risk factors, mainly attributable to the credit spread risk in assets.

Risk-specific measures

The aggregated risk measure and stress tests are complemented with risk-specific measures, including specific interest-rate-risk measures, spread-risk measures and currency-risk measures.

The measurement and limiting of interest-rate risk in SEK is divided into two categories:

•                  Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

•                  Interest-rate risk regarding changes in future net interest income (NII).

Market risk, type	Definition	Risk profile*

Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

The interest-rate risk regarding changes in economic value is calculated by means of a 100 basis point parallel shift in the yield curve and a 50 basis point twist in all yield curves. For each stress test the risk per currency is totaled in absolute terms.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long-term impact of changes in interest rates. The risk amounted to Skr 124 million (2014: Skr 108 million) at the end of 2015. At the end of 2015, the interest-rate price risk limit amounted to Skr 600 million (2014: Skr 250 million).

Interest-rate risk regarding changes in future net interest income (NII)

The net interest revenue risk within one year is calculated as the impact on net interest revenue for the coming year if new financing and investment must take place following a positive interest-rate shift of 100 basis points. For each stress test, the risk per currency is totaled in absolute terms.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms for the next twelve months. The risk measurement captures the short-term impact of changes in interest rates. At the end of 2015, the risk amounted to Skr 202 million (2014: Skr 194 million) and the interest-rate price risk limit amounted to Skr 250 million (2014: Skr 275 million).

Credit spread risk in assets

Credit spread risk in assets is calculated as a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in the credit spreads on assets for those assets measured at fair value. Credit spread risk in assets measures the instantaneous change in value that arises from a 100 basis-point shift in credit spreads for all assets measured at fair value.

The risk is attributable to bonds in liquidity investments, including liquidity reserves, credit derivatives that hedge the credit risk in a number of bonds, and securitizations. At the end of 2015, the credit spread risk in assets was a negative amount of Skr 279 million (2014: negative Skr 479 million), and the limit for credit spread risk in assets amounted to Skr 550 million (2014: Skr 700 million).

Credit spread risk in own debt

Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in present value after all of SEK’s credit spreads have been shifted by 20 basis points.

The risk is attributable to SEK’s structured debt measured at fair value. At the end of 2015, the credit spread risk in liabilities was Skr 603 million (2014: Skr 645 million), and the limit for credit spread risk in liabilities amounted to Skr 1,000 million (2014: Skr 1,200 million).

Cross-currency basis swap price risk

The cross-currency basis swap price risk measures a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross-currency basis spreads. The cross-currency basis swap price risk is measured, using sensitivities, as the change in present value after an increase in cross-currency basis spreads by a varying number of points (varying by currency in accordance with a standardized method based on volatility).

The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio. At the end of 2015, the cross-currency basis swap price risk amounted to Skr 227 million (2014: Skr 372 million) and the limit for cross-currency basis swap price risk amounted to Skr 600 million (2014: Skr 550 million).

Risk to NII from cross-currency basis swaps

The 12-month risk to NII from cross-currency basis swaps is measured as the impact on SEK’s future earnings resulting from an assumed cost increase (varying by currency in accordance with a standardized method based on volatility) for transfers between currencies for which cross-currency basis swaps are used. For each stress test, the risk per currency is totaled in absolute terms.

The risk is attributable to cases where borrowing and lending are not matched in terms of currency and, therefore, the future cost of converting borrowing to the desired currency is dependent on cross-currency basis spreads. The risk is primarily attributable to Swedish kronor, because SEK has a deficit of Swedish kronor and borrows funds in other currencies, which are swapped into Swedish kronor. At the end of 2015, the risk amounted to Skr 34 million (2014: Skr 41 million) and the limit for the risk to NII from cross-currency basis swaps amounted to Skr 150 million (2014: Skr 75 million).

* All risk metrics pertain to pre-tax effects.

Market risk, type	Definition	Risk profile*

Currency risk	The risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage-point change in the exchange rate between the respective currency and the Swedish krona.

The foreign exchange position excluding unrealized changes in fair value is reported separately since SEK’s hedging strategy entails that only foreign exchange positions excluding unrealized changes in fair value are to be hedged. The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. Currency risk excluding unrealized changes in fair value is kept low by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, accrued gains/losses in foreign currency are regularly converted to Swedish kronor. At the end of 2015, the risk amounted to Skr 2 million (2014: Skr 2 million) and the limit for currency risk was Skr 15 million (2014: Skr 15 million).

Other risks (equities, commodities and volatility risks)	These are calculated with the aid of stress tests of underlying equity indexes or volatility.

SEK’s equities and commodities risks, as well as FX volatility risks, only arise from structured borrowing. The structured borrowing is hedged by being swapped to floating interest rates. While all structured cash flows are matched through a hedging swap, there could be an impact on earnings. This is because measurement of the bond takes account of SEK’s own credit spread, while the swap is not affected by this credit spread, and also because of changes in expected maturity for the structured borrowing. Interest-rate volatility risk also arises from other transactions with early redemption options. These risks are calculated and limited. At the end of 2015, these risks and limits were low.

Stress tests

SEK conducts regular stress tests by applying extreme movements in market factors that have been historically observed in the market place (historical scenarios) and extreme movements that could happen in the future (hypothetical or forward-looking scenarios). Analyses of this type provide management with insight into the potential impact on SEK’s operations of significant movements in individual risk factors, or of broader market scenarios, and continuously ensure that the risk measurement is effective.

Risks that impact SEK’s own funds	Risks that impact SEK’s equity - linked to unrealized changes in value

Liquidity and refinancing risk

Liquidity and refinancing risk is defined as the risk of SEK not being able to refinance its outstanding loans and committed undisbursed loans, or being unable to meet increased liquidity requirements. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices to meet payment commitments.

Trend for SEK’s available funds at December 31, 2015

Risk management

The management of SEK’s liquidity and refinancing risk is regulated by Governing Documents established by the Board’s Finance and Risk Committee. SEK’s policy governing liquidity and refinancing risk requires that borrowing through maturity must be available for all credit commitments - loans outstanding as well as committed undisbursed loans. For CIRR loans, which SEK manages on behalf of the Swedish government, SEK’s loan facility with the Swedish National Debt Office is also regarded as available borrowing. The credit facility, granted by the government via the Swedish National Debt Office, amounts to Skr 125 billion (2014: Skr 80 billion) and may only be used to finance CIRR loans. The credit facility is valid from January 1, 2016 through December 31, 2016 and entitles SEK to receive financing over the maturities of the underlying CIRR loans. No funds have been drawn under this credit facility. This means that no refinancing risk is permitted, as shown in the chart “Trend for SEK’s available funds”. Borrowed funds not yet used to finance credits must be invested in interest-bearing securities; see also the Liquidity investments section. Liquidity and refinancing risk is measured and reported regularly to the relevant manager, the Risk and Compliance Committee, the CEO and the Board and its committees.

Measurement

In the short term, liquidity risk is monitored mainly through measurement of the liquidity coverage ratio (LCR), which shows SEK’s highly liquid assets in relation to its net cash outflows for the next 30 calendar days. Cash-flow forecasts of up to one year are prepared regularly according to various scenarios. Long-term, structural liquidity risk is monitored primarily through measurement of the net stable funding ratio (NSFR) and as described in the preceding section, Risk management.

Liquidity investments

To meet SEK’s policy governing liquidity and refinancing risk, undisbursed borrowed funds must be invested in interest-bearing securities, known as liquidity investments.

In turn, the management of SEK’s liquidity investments is regulated by the Liquidity Strategy established by the Board’s Finance and Risk Committee. The size of the liquidity portfolio is adapted to cover outflows, outside of the CIRR system, attributable to: 1) committed undisbursed loans, 2) collateral agreements with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending.

At year-end 2015, the volume of committed undisbursed loans amounted to Skr 63.4 billion (2014: Skr 16.0 billion), of which Skr 54.6 billion (2014: Skr 7.5 billion) was attributable to the S-system. SEK’s liquidity investments include a liquidity buffer of Skr 15.0 billion (2014: Skr 15.0 billion), which is intended to cover any outflows under SEK’s collateral agreements with its derivative counter-parties in order to mutually control counterparty risks. The pre-financing buffer takes account of borrowing transactions amounting at least to an equivalent of USD 500 million and maturing within six months. At year-end 2015, the pre-financing buffer was Skr 8.6 billion (2014: Skr 3.9 billion). Finally, liquidity investments include capacity for SEK’s estimated new lending requirements. Budgeted new lending amounted to Skr 46.5 billion.

New lending capacity is measured as the number of months that SEK is able to conduct planned new lending without access to new borrowing. This capacity aims to provide at least four months’ (2014: four months’) new lending. At year-end 2015, new lending capacity amounted to Skr 11.1 billion (2014: Skr 40.6 billion), which corresponds to four months’ (2014:16 months’) new lending. The maturity profile of the liquidity investments must reflect the net maturity of borrowing and lending. Investments must be made in assets of good credit quality. Such investments should take into account the liquidity of the investment under normal market conditions and the investment’s currency must comply with established guidelines. SEK intends to hold these assets to maturity and only divest them should circumstances so demand. At year-end 2015, the volume of the liquidity investments amounted to Skr 58.7 billion (2014: Skr 86.6 billion), which represented a significant year-on-year change. During the year, SEK decreased its liquidity investments to utilize capital more efficiently. The following charts provide a breakdown of the liquidity investments by exposure type, maturity and rating as of December 31, 2015.

Liquidity investments by exposure type as of December 31, 2015

Liquidity investments by maturity (“M”)

Liquidity investments by rating based on net exposure

Borrowing

SEK’s borrowing strategy is regulated in the Financing Strategy Policy, which is established by the Board’s Finance and Risk Committee. The aims of the Financing Strategy include ensuring that SEK’s borrowing is well-diversified in terms of markets, investors, counterparties and currencies. With regard to maturity, no refinancing risk is allowed; see the preceding Risk management section.

Short-term borrowing

For the purpose of ensuring access to funding, SEK has revolving borrowing programs for maturities of less than one year. These include a US Commercial Paper program (UCP) of USD 3.0 billion (2014: USD 3.0 billion) and a European Commercial Paper program (ECP) corresponding to USD 4.0 billion (2014: USD 4.0 billion). At the end of 2015, SEK had utilized USD 400 million (2014: USD 610 million) under the UCP program and EUR o million (2014: EUR 320 million) and USD 150 million (2014: USD 300 million) under the ECP program. SEK also has a swingline facility that functions as a back-up facility for SEK’s revolving borrowing program for maturities of less than one year.

Long-term borrowing

To secure access to substantial volumes of borrowing, and to ensure that insufficient liquidity or investment appetite among individual borrowing sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets. The following charts illustrate some aspects of the diversification of SEK’s borrowing. The first chart shows the breakdown of long-term borrowing by structure type, while the second chart shows a breakdown by market of long-term borrowing.

Total long-term borrowing by structure type at December 31, 2015

Total long-term borrowing by market at December 31, 2015

Contingency plan

SEK has a contingency plan for the management of liquidity crises that has been issued by Per Åkerlind, Executive Vice President and Head of Treasury & Capital Management. The plan describes what constitutes a liquidity crisis according to SEK and what measures SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making structure during a liquidity crisis. An internal and external communication plan is also included. The contingency plan is also closely linked to the results of the scenario analyses that are performed regularly. These scenarios aim to increase SEK’s preparedness and ensure that SEK can cope with situations such as the partial or complete cessation of various borrowing sources. The scenarios cover company-specific and market-related problems, both individually and in combination.

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty processes or systems, human error or from external events. Operational risk also includes legal risk and compliance risk.

Risk management

Responsibility and internal governance

Operational risk exists in potentially all functions within SEK, which means that the managers of all the various SEK functions have a responsibility for effective management of operational risk within their own function. In order to support operational risk management, SEK works in compliance with policy documents in accordance with SEK’s framework for operational risk. Responsibility for monitoring, analysis and reporting of operational risk lies with the Risk Control function, as does responsibility for monitoring the appropriateness and effectiveness of operational risk management. The Risk and Compliance Committee is SEK’s committee tasked with monitoring operational risk. Reporting is provided by the Risk Control function to the Risk and Compliance Committee and the Board’s Finance and Risk Committee.

Identification and governance

SEK places a strong focus on preventive measures relating to operational risk. Of particular importance in this are risk analyses utilizing appropriate scenarios, both on an ongoing basis in the event of changes and annually recurring. Ongoing analysis of changes may relate to the introduction of a new product or a new IT system, changes to a process or a major change such as a reorganization. SEK performs annual risk analyses, coordinated with business planning and the internal capital adequacy assessment, as part of strategic planning. Action plans are developed to manage identified risks, which are then monitored as part of the responsibility of the respective heads of functions. The Risk Control function carries out an aggregated monitoring and analysis of the risks and action plans. The most significant risks are then monitored and analyzed individually.

When an operational risk event, or incident, occurs, an analysis is carried out to determine the cause. Measures are then implemented and followed up to prevent a recurrence.

Measurement

SEK measures and reports operational risk levels each quarter. SEK’s conclusion regarding the risk level is based on an assessment of four main components. In brief, these are:

(i)                  the number of risks assessed as high risk, if any,

(ii)               the scope of losses resulting from incidents over the past four quarters,

(iii)            whether incidents have occurred and, if so, the number that fall outside SEK’s risk appetite for incidents over the last four quarters, and

(iv)           whether SEK has efficient internal controls on financial reporting in accordance with SOX Section 404.

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively in respect of money laundering, environmental issues, anticorruption, human rights, labor conditions and business ethics.

Risk management

Sustainability risks are managed according to a risk-based approach and SEK only engages in transactions for which we have conducted know your customer activities. SEK’s measures to manage sustainability risks when lending are subject to national and international regulations and guidelines, along with the government’s owner policy and SEK’s owner instruction pertaining to the following areas: money laundering, environmental issues, anticorruption, human rights and labor conditions. SEK is tasked with imposing adequate requirements in the operations and projects the company finances in order to mitigate negative environmental and societal impacts.

The international guidelines that SEK applies are:

•        The OECD’s conventions and guidelines on anticorruption measures

•        The UN Guiding Principles on Business and Human Rights

•        The ILO’s core conventions

•        The UN Convention on the Rights of the Child

•        The OECD’s Recommendation of the Council on Common Approaches for Officially Supported Export Credits and Environmental and Social Due Diligence

•        The Equator Principles

•        The OECD’s Principles and Guidelines to Promote Sustainable Lending

Measurement and checks

Potential sustainability risks at counterparty, country and project level are identified and classified for each new loan.

•        Counterparty risk - Checks and risk classification are conducted as part of know your customer, including ownership and checks against international sanction lists, as well as whether the counterparty has been involved in significant sustainability-related incidents.

•        Country risk - Countries are classified according to the risk of human rights violations, corruption, money laundering and terrorist financing.

•        Project risk - Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s framework for export credits. Category A projects have a potentially material impact, category B projects potentially have some impact, and category C projects have little or no potential impact.

Elevated sustainability risk

The sustainability risk is considered to be elevated in the following cases:

•        Category A and B projects

•       Projects or operations with a high risk of corruption or human rights violations

•        Areas affected by conflict

•        The mining and arms sectors

•        Exporters or their end customers who are internationally blacklisted or have been involved in a significant incident

In-depth sustainability review

An in-depth sustainability review is performed in cases of elevated sustainability risk. The extent and form of the review depends on the scope of the financing, the level of the identified risks and SEK’s ability to influence the situation. Where necessary, social and environmental conditions are included in loan agreements, and site visits may be included as part of an evaluation. In the case of deviations from international standards or other deficient management of sustainability risks, the counterparty is required to take measures to rectify this. Monitoring during the tenor of the loan is conducted via continuous incident searches and checks of compliance with the agreement’s sustainability clauses.

Loans granted to major projects in 2015

SEK granted loans to the following projects in 2015. One of the projects pertained to a performance bond and one of the category B projects was not reported due to reasons related bank secrecy.

Category A projects

•    A pulp mill in Finland

•    A wind farm in Chile

Category B projects

•    A paper machine in Turkey

•    A hospital in the UK

New regulations

This section addresses new regulations that will have a material impact on risk and capital management and that have either become effective but not yet been applied or are subject to an active legislation process within the EU.

Credit risk

For risk classification and quantification of credit risk, SEK applies the foundation IRB approach to internal risk classification. However, the Swedish FSA has permitted SEK to make certain exceptions from the IRB approach, in which case the Standardized Approach is used to calculate the capital requirement. For exposures to the Swedish government, Swedish regional governments and a number of additional non-significant exposures, the exceptions are permanent. For exposures to foreign governments, foreign regional governments and multilateral development banks, the exceptions apply through December 31, 2015. During 2015, SEK applied to the Swedish FSA for permission to apply the IRB approach for these exposures when the time-limited exceptions expire and, until such time as permits are granted, to temporarily extend the time-limited exceptions. The minimum capital requirements for those exposures impacted by the application will increase in connection with a switch to the IRB approach.

Market risk

On May 22, 2015, the EBA, the European regulatory agency, issued guidelines concerning the management of interest-rate risk arising from non-trading activities, or the interest-rate risk in the banking book (IRRBB), which became effective on January 1, 2016. The guidelines comprise the following areas: Scenarios and stress testing, measurement assumptions, methods for measuring interest-rate risk, governance of interest-rate risk and capital identification, calculation and allocation designed to cover interest-rate risk. These guidelines require significantly more sophisticated methods for measuring interest-rate risk compared with the past. SEK has implemented the new guidelines and, initially, they have not resulted in higher capital requirements for market risk.

Counterparty risk

The European Market Infrastructure Regulation (EMIR), which relates to OTC derivatives, central clearing coun-terparties and trade repositories, became effective in 2012. Since then, various parts of the regulation have been rolled out. During 2016, additional parts of the regulation, applying to the central clearing of certain types of OTC derivatives, will start to apply. SEK has been defined as belonging to Category 2 in this respect and it was decided in November 2015 that, from December 2016, institutions in Category 2 will be required to clear certain OTC derivatives for any such derivatives entered into from May 2016. If the derivatives are cleared, this will impact on cash flows, pledging of collateral, counterparty risk and financial reporting.

As of March 2017, it will also be obligatory for SEK to pledge collateral to cover the variation margin on non-cleared derivative contracts. However, since the detailed regulation governing this has not yet been adopted, it is currently not possible to determine whether it will lead to material differences in terms of cash flows compared with the governing agreements on the pledging of collateral under the current regulations.

Liquidity risk

In respect of the liquidity coverage ratio (LCR) under the Capital Requirements Regulation (CRR), a minimum ratio of 60 percent was introduced on October 1, 2015. This minimum ratio will gradually be raised to 100 percent, effective January 1, 2018. In Sweden, certain national regulatory requirements concerning minimum ratios have already become effective.

The net stable funding ratio (NSFR) under the CRR is already reported to the supervisory authority. However, the minimum requirements will not become effective until 2018.

Banking Recovery and Resolution Directive (BRRD)

The BRRD has been implemented in full in Swedish legislation, effective February 1, 2016. During 2015, parts of the BRRD were implemented by means of regulations issued by the Swedish FSA, under which SEK is required to establish recovery plans. As of 2016, all BRRD requirements have been introduced in Sweden by means of legislation. Pursuant to the BRRD, SEK is thus subject to minimum requirements for its own funds and for eligible own funds, which is a parallel requirement to CRR. The minimum requirements must be established individually for each institution by the resolution authority, which in Sweden is the Swedish National Debt Office. The Swedish National Debt Office has yet to inform SEK about the minimum requirement that will be applied to SEK. SEK will pay an annual resolution fee, which will amount to approximately 0.09 percent of certain outstanding debt. The resolution fee will replace the currently applicable stability fund fee, amounting to 0.036 percent of certain outstanding debt. During 2016, the fee will be subject to transition rules.

IFRS 9

IFRS 9 Financial Instruments, which covers classification and measurement, impairment and general hedge accounting was issued by the IASB in 2014. IFRS 9 must be implemented from fiscal years beginning on January 1, 2018, but earlier adoption is permitted. SEK has initiated the process of evaluating the potential effects of the new standard, but has not yet arrived at any conclusions.

Internal capital adequacy assessment

In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA.

The internal capital adequacy assessment process (ICAAP) is an integral part of SEK’s strategic planning, whereby the Board decides SEK’s risk appetite and approves the capital target. The capital target is adopted by the general meeting of shareholders. The purposes of the ICAAP are to ensure that SEK has sufficient capital to meet the regulatory requirements under both normal and stressed financial conditions and to support SEK’s high credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK is or can be exposed to. The capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate amount of capital. Capital adequacy assessments are conducted at least for the forthcoming three-year period in the business plan.

In conjunction with its internal capital adequacy assessment process, an in-depth liquidity analysis is performed. During the planning period, the liquidity requirement and its composition are evaluated to ensure the company has adequate liquidity to implement the business plan and meet the regulatory requirements.

SEK’s assessment is that the macroeconomic climate represents the foremost source of the risks to its earnings and financial stability. To arrive at an adequate capitalization level that also applies under strained financial conditions, an analysis is conducted of how the capitalization is affected by stress in global financial markets, as well as of other factors that impact SEK’s business model and net risk exposure. The stressed macroeconomic scenario that is used for the planning period, 2016-2018, is based on a deepened crisis in Europe. The impact of the stress on SEK is applied to the business plan, following which management arrives at actions that could be taken in such a situation to continue to maintain an adequate level of capital.

When SEK performs the internal capital adequacy assessment, it applies methods other than those used for calculating the minimum capital requirement. The assessment is based on SEK’s internal calculation of economic capital. Economic capital is a calculation that captures the risks that are specific to SEK’s operations. In addition to risks that are included in the minimum capital requirement, SEK also analyzes concentration risk, additional market risks, operational risks and pension risk. The internally assessed capital requirement was Skr 9,947 million (2014: Skr 11,107 million) at December 31, 2015, of which Skr 7,944 million (2014: 9,099 million) was attributable to credit risk, Skr 318 million (2014: Skr 315 million) to operational risk, SEK 1,447 million (2014: Skr 1,693 million) to market risk, Skr 192 million (2014: -) to credit valuation adjustment risk and SEK 46 million (2014: -) to pension risk. This may be compared with the minimum capital requirement, which was Skr 6,178 million (2014: Skr 6,985 million) at December 31, 2015, of which Skr 5,280 million (2014: 6,316 million) was attributable to credit risk, Skr 192 million (2014: Skr 267 million) to credit valuation adjustment risk, Skr 318 million (2014: Skr 278 million) to operational risk, Skr 126 million (2014: Skr 122 million) to foreign exchange risk, SEK 1 million (2014: Skr 2 million) to commodities risk and Skr 261 million (2014: Skr 0 million) to Basel 1 requirements.

For credit risk, economic capital is based on a quantitative approach whereby Value at Risk (VaR) is calculated at a confidence level of 99.9 percent. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a defined time horizon (usually one year). The methodology used in the VaR quantification is based on the CreditMetrics model. This quantitative approach is also complemented by a comparative analysis of the capital requirement under Pillar l and economic capital, as well as by qualitative assessments. The primary aim of the analysis is to assess whether the total capital requirements under Pillar 2 should be set higher than the capital requirement calculated under Pillar 1. Factors that result in a higher capital requirement in the overall internal assessment than in the capital requirement under Pillar 1 are name concentration, geographic and sector concentration and SEK’s use of a more conservative assumption for correlation than that used under Pillar 1.

In addition to the internal capital adequacy assessment, SEK also performs an estimation of the Swedish FSA’s assessment of SEK’s total capital requirement as performed in the review and evaluation process. The capital requirement specified by the Swedish FSA constitutes a minimum requirement for the size of SEK’s own funds.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

	By	/s/ Catrin Fransson
Catrin Fransson, Chief Executive Officer

Stockholm, Sweden
February 26, 2016

EXHIBIT INDEX

Exhibits

1.1

Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014, and incorporated herein by reference).

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

2.5

Fiscal Agency Agreement dated March 27, 2015 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.6

Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.6 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014, and incorporated herein by reference).

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

2.10

Second Note Deed Poll dated 19 March 2014 relating to an unlimited principal amount of debt securities authorized to be issued under the Company´s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

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