Form 20-F
period 2016-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2017-02-24
CIK 352960

As filed with the Securities and Exchange Commission on February 24, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR<

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Title of Class)

Indicate the number of shares outstanding of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

☐ Yes   ☐ No

INTRODUCTORY NOTES

In this annual report on Form 20-F (the “annual report”), unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”). See Item 3, “Key Information,” for a description of historical exchange rates and other matters relating to the Swedish kronor.

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (publ), (Swedish Export Credit Corporation) (the “Parent Company”), including the “State Support System” (the “S-system”), which is described in detail herein, and the Parent Company’s wholly owned subsidiary Venantius AB (and its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries” and together with the Parent Company, “SEK,” the “Consolidated Group” or the “Group”). The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2015: Skr 10 million)” means that the relevant figure for 2015, or as of December 31, 2015, as the context requires, was Skr 10 million.

As used herein, the words “we”, “our”, “us” and “ours” refer to the Parent Company or to the Group, as the context requires.

The Parent Company is a “public limited liability company” within the meaning of the Swedish Companies Act (2005:551). A Swedish limited liability company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public limited liability company”. Only public limited liability companies are allowed to raise funds from the public through the issuance of debt instruments. A public limited liability company is required to add the notation “publ” to its name, unless it is evident from the company’s name that the company is a public limited liability company.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2016, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

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

Forward-looking statements are generally identified by the words “expect”, “anticipate”, “believe”, “intend”, “estimate”, “should”, and similar expressions.

Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SEK undertakes no obligation to update any forward-looking statement in light of new information or future events, although SEK intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond SEK’s control. Readers are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

•                  disruptions in the financial markets or economic recessions, including as a result of geopolitical instability, may have an adverse effect on SEK’s financial performance;

•                  disruptions in the financial markets or economic recessions may negatively affect the credit quality of borrowers and cause risk to other counterparties;

•                  reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may negatively impact SEK’s profitability and its ability to fulfill its obligations;

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

•                  changes in laws or regulations may adversely affect SEK’s business;

•                  risk related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in errors, affect operating results and cause investors to lose confidence in our reported results;

•                  developments in emerging market countries may adversely affect the Group’s business;

•                  negative interest rates may have an impact on SEK’s profitability; and

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

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes. The consolidated statement of comprehensive income data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).

While complying with IFRS, SEK also complies with the additional requirements of the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the Recommendation RFR1. Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR) and the accounting regulations of Finansinspektionen (the Swedish FSA) (FFFS 2008:25).

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2016	2015	2014	2013	2012(B)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

Net interest revenues	1,747	1,662	1,578	1,555	1,880
Operating income	1,608	2,056	2,078	1,958	1,392
Operating profit	1,002	1,535	1,629	1,408	824
Net profit (after taxes)	780	1,187	1,260	1,090	709
Dividend per share (Skr) (A)	58.65	89.22	94.74	81.96	53.29
Total comprehensive income (B)	664	1,049	1,494	823	868
Ratios of earnings to fixed charges (C)	1.70	2.31	1.74	1.54	1.23

(A) The dividend for the year ended December 31, 2016 is to be proposed to the Annual General Meeting, which will be held in March 22, 2017, and is subject to approval at that meeting.

(B) For the 2012 fiscal year, total comprehensive income was amended in 2013 due to the implementation of IAS 19R.

(C) For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of SEK’s interest expenses, including borrowing costs. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2016	2015	2014	2013	2012(E)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Total loans outstanding (D)	208,700	205,097	218,222	201,477	192,907
Total assets	299,442	280,411	325,166	306,554	313,136
Total debt	255,214	235,644	284,137	270,822	275,650
of which subordinated	2,266	2,088	1,945	1,607	3,013
Equity (E)	17,136	16,828	16,157	14,990	14,380
of which share capital	3,990	3,990	3,990	3,990	3,990
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	299,442	280,411	325,166	306,554	313,136

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

(E) For the 2012 fiscal year, equity was amended in 2013 due to the implementation of IAS 19R.

B                   Foreign Exchange rates

The Group’s presentation currency is the Swedish kronor (“Skr”). The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average (A)	Period End
2016	9.3909	7.9202	8.5571	9.0698
2015	8.8390	7.8117	8.4477	8.3524
2014	7.8117	6.3392	6.9339	7.8117
2013	6.8360	6.2940	6.5221	6.5084
2012	7.2850	6.5005	6.7747	6.5156
2011	6.9759	6.0050	6.4941	6.9234

(A) The average of the exchange rates on the last day of each month during the period

Calendar Month 2016	High	Low
September	8.6093	8.4258
October	9.0477	8.5561
November	9.2846	8.9142
December	9.3909	9.0698

Calendar Month 2017	High	Low
January	9.1970	8.7551
February 1st until February 17th	8.9400	8.7176

The noon buying rate on February 17, 2017 was $1.00 = Skr 8.9175

No representation is made that Swedish krona amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

C                   Risk Factors

The following discussion provides a description of the most significant risk factors that could affect SEK’s businesses, results of operations and financial condition and could cause SEK’s results to differ materially from those expressed in public statements or documents. Some of these risk factors, many of which are outside the Group’s control, are inherent in the financial services industry and others are more specific to SEK’s own businesses. There are also other factors beyond those discussed below or elsewhere in this Annual Report on Form 20-F, that could affect SEK’s businesses, results of operations and financial condition and, therefore, the risk factors below should not be considered a complete list of all potential risks that SEK may face.

Disruptions in the financial markets or economic recessions, including as a result of geopolitical instability, may have an adverse effect on SEK’s financial performance.

SEK’s profitability, asset quality, and its ability to finance its operations.

SEK’s business and earnings are affected by general business and, economic and market conditions, especially within Sweden and Europe. Uncertainties remain concerning the outlook and the future economic environment related to recent events in those regions, such as a continuing weak economic outlook in many European countries and the uncertainty surrounding the economic effect of the United Kingdom (the “UK”) advisory referendum in which a majority voted for the UK to withdraw its membership in the European Union (commonly referred to as “Brexit”). Furthermore, the geopolitical instability in the region due to increased tension between Russia and the EU as well as political uncertainty related to the impact of the new US presidential administration, including on free trade agreements between the US and other countries, could have a negative impact on SEK’s business and earnings.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances — including, but not limited to, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities — may have negative consequences for the companies and industries that the Group provides financing to (as well as the financial condition of SEK’s financial counterparties) and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfill its debt obligations.

Disruptions in the financial markets or economic recessions may negatively affect the credit quality of borrowers and cause risk to other counterparties, which may cause SEK to incur credit losses or affect the value of its assets.

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

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may negatively impact SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. Continuing market turmoil in certain major countries have made it very difficult for many issuers to obtain financing, especially for debt instruments with longer maturities. Continued market disruptions may make such borrowing more expensive and difficult to obtain, consequently reducing the Group’s profitability and/or its ability to fulfill its obligations. In addition, in the wake of the financial disruptions from 2008 and onwards, there have been proposals of new stricter regulations under the Basel regime with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to have larger own funds (capital base) in relation to their risk-weighted assets as well as have better matched borrowing in relation to their obligations. Furthermore, tighter rules on which assets can be defined as liquidity reserves as well as stricter requirements on clearing of derivatives are important parts of the regulations. Compliance with such new rules may increase the costs of borrowing for all financial institutions, including SEK.

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

Market volatility, illiquid market conditions and disruptions in the credit markets have made it difficult to value certain of SEK’s assets and liabilities during certain periods. For example, SEK is exposed to changes in fair value due to changes in credit spreads on its own debt and due to changes in currency basis spread, which it has not hedged, and such changes in fair value can have a negative impact on SEK’s results as reported under IFRS, even though SEK historically has not experienced any material realized losses related to such exposures. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

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

As an international lending institution, the Group is subject to some exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange-rates that affect the value, in Swedish currency, of the Group’s foreign-currency obligations. For example, during 2016, there were fluctuations in major currencies due to political unrest, even though that did not have a significant impact on SEK’s financial condition during the year. The values of a majority of the items presented in the Consolidated Statements of Financial Position are subject to fluctuations as a result of changes in the exchange rate between the Swedish krona and other currencies, such as the U.S. dollar and the euro. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies. Higher inflation in certain countries, including in Europe, may also result in devaluation of currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Increasing competition may adversely affect SEK’s income and business.

Competition in the Group’s business is based on service, product innovation, product features, price, commission structures, financial strength and name recognition. The Group competes with a large number of other credit institutions, including domestic and foreign banks, as well as with the direct or indirect financing programs of exporters themselves. Some of these institutions offer a broader array of products or have more competitive pricing or greater financial resources than SEK. Increasing competition may have significant negative effects on the Group’s financial performance if the Group is unable to match the products and services of its competitors or has to lower its prices or rates in order to compete for customer business, investments or financing. Such changes could have material adverse effects on SEK’s business and its ability to repay its debts.

SEK is exposed to significant operational risk.

Broadly, operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or malware that may be developed in the future or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance and/or ability to repay its debt. SEK has in the recent past seen additional costs related to enhancement of IT-systems due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

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

SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Financial regulators around the world have responded to the recent crisis by proposing significant changes to the regulatory regime applicable to financial service companies such as SEK. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden) could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay its debt.

In December 2010, the Basel Committee on Banking Supervision presented an extensive package of new rules known as Basel III, intended to supersede the previous Basel II standard.  As of January 1, 2014, new rules came into force within the EU by means of the Capital Requirements Regulation (the “CRR”).  The CRR legislation is directly applicable in the European Union. The areas in which rules have yet to be finalized include, but are not limited to (i) the minimum requirements on leverage, particularly the minimum leverage ratio of 3.0 percent which is intended to become effective beginning 2019 and (ii) minimum requirements on net stable funding, which are also expected to become effective beginning in 2019. Numerous provisions of the regulations will be defined in greater detail by means of binding technical standards or amended according to stated intentions. The implications of such changes are, as yet, not fully known. Furthermore, the new regulations have introduced a higher level of discretion for national supervisory authorities to impose further capital requirements and such decisions may adversely affect SEK. Finally, the Basel Committee on Banking Supervision continuously releases amendments or revisions to the Basel III standard. Such initiatives, following implementation within the European Union, may also adversely affect SEK.

The Bank Recovery and Resolution Directive (the “BRRD”) has been fully implemented into Swedish law as of February 1, 2016. In accordance with the BRRD, SEK is subject to a minimum requirement for own funds and eligible liabilities, which is a parallel requirement to the CRR. The minimum requirement is to be determined individually for each institution by the national resolution authority, which in Sweden is the Riksgäldskontoret (the Swedish National Debt Office). SEK has not yet been informed by the Riksgäldskontoret which minimum requirement will be applicable to it.

The introduction of a debt write-down tool in accordance with the BRRD may lead to debt instruments that could be written down and possibly priced differently or have the risk of a write-down being priced in, even though the principle under the regulation is that investors should not be worse off than they would otherwise be under an ordinary bankruptcy process. Resolution action should be taken only where necessary in the public interest and any interference with rights of shareholders and creditors that results from resolution action should be compatible with the Charter of Fundamental Rights of the European Union (the Charter). In particular, where creditors within the same class are treated differently in the context of resolution action, such distinctions should be justified in the public interest, be proportionate to the risks being addressed and should be neither directly nor indirectly discriminatory on the grounds of nationality. The effect of the introduction of this debt write-down tool on total capital and financing costs, as well as possible other effects, however, is still difficult to assess.

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach, the IRB Foundation Approach. However, the Swedish FSA has previously granted SEK certain exemptions from the IRB approach. For exposures covered by the exemptions the standardized approach is applied rather than the IRB approach. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. For exposures to central and regional governments outside Sweden and to multilateral development banks, SEK has an exemption until March 30, 2017. During 2015, the Swedish FSA revised its views and will not prolong such exemptions. Therefore, SEK has asked the Swedish FSA for permission to apply an IRB approach for those exposures exempted until March 30, 2017 and until such permission has been granted to prolong the time-limited exemptions. Pillar 1 capital requirements for the exposures covered by the application could increase significantly when an IRB approach is applied.

European Market Infrastructure Regulation (EMIR), a regulation regarding OTC-derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. Since then, various parts of the regulation have become effective. During 2017, additional parts of the regulation related to central clearing of certain OTC-derivatives will come into effect.

Furthermore, from March 2017, it will be compulsory for SEK to post variation margin on non-cleared derivatives. These regulations may result in higher amount of negative cash flows than under previous regulatory environment. The regulations may also result in increased costs and restraints on the way in which SEK conducts its derivative activities.

We continue to monitor new local, regional and international regulations in an effort to remain compliant with the governing law.  Changes to existing laws, or the interpretation or enforcement of laws, may directly impact our business, results of operations and financial condition.

Other pending regulations that could also have a negative impact on SEK include IFRS 9, which will replace IAS 39 with regard to accounting rules for financial instruments. The implementation of IFRS 9 may lead to higher costs for SEK as well as increased volatility related to credit losses.

Risk related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in errors

SEK’s external reporting of financial and non-financial data is reliant on the Group’s internal control over financial reporting including the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to the Group´s reputation. For additional information on SEK’s internal control over financial reporting see Item 15.

Developments in emerging market countries may adversely affect the Group’s business.

The Group operates in a number of emerging markets and its exposure to such markets has increased in recent years, as the number and importance of investment and trade links between Sweden and emerging markets has increased. Economic and political developments in emerging markets, including economic crises or political instability, may have material adverse effects on the Group’s business prospects,  results of operations and financial conditions.

Negative interest rates may have an impact on SEK’s profitability.

Negative interest rates may result in lower net interest income and might negatively affect the value of assets and liabilities. For example, negative interest rates may render hedges less effective if interest rate is to be paid on the hedge while there is no compensation on the hedged item. Furthermore, increased prepayments on loans and lower spread between rates on assets and liabilities might also have a negative impact on net interest income. Negative interest rates lead to valuation risk due to potential changes in market practice for how to incorporate negative interest rates in the valuation. Relatively low interest rates create a risk that the bond market may be adversely affected due to lower turnover and less liquidity, even though the general upturn in interest rates over the last few months has slightly mitigated this risk. Finally, low interest rates translate into greater risk of increased debt levels, rising asset prices and heightened financial risk taking.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A                   History and Development

Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) is a “public limited liability company” under the Swedish Companies Act. It is wholly owned by the Swedish State through the Ministry of Enterprise and Innovation (“Sweden” or the “State”).

The Parent Company was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a need for long-term financing for both exporters and their foreign customers. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and, in connection therewith, to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial terms. The duration of the Parent Company is indefinite.

SEK’s mission has evolved since it began its operations in 1962. SEK’s range of products has expanded from its roots in export loans; however it remains a niche operator in the financial markets. Over the years, SEK has been active in the creation of new financial solutions.

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Klarabergsviadukten 61-63, Stockholm, Sweden; and the Parent Company’s telephone number is +46-8-613-83 00. The Parent Company’s authorized representative in the United States is Business Sweden. Business Sweden’s contact information is as follows:

Business Sweden New York

The News Building,

220 E 42nd Street

Suite 409A,

New York, NY 10017

Tel. No.: (212) 507-9001

usa@business-sweden.se

B                   Business Overview

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, with the aim of promoting the development and international competitiveness of Swedish industry and trade. Its mission includes administration of the officially supported CIRR system (Commercial Interest Reference Rate). Pursuant to agreements established in 1978 and amended from time to time thereafter, the Group administers the S-system on behalf of the Swedish State in return for compensation.

SEK extends loans on commercial terms at prevailing fixed or floating market interest rates in “SEK exclusive of the S-system”, as well as loans on State-supported terms at fixed interest rates that may be lower than prevailing fixed market rates in the S-system. The compensation from the S-system to SEK is recorded as a part of interest revenues in the statement of comprehensive income. See Note 1(f) to the Consolidated Financial Statements. Because Sweden is a member of the Organization for Economic Co-operation and Development (OECD), the S-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “Export Credit Guidelines”).

SEK’s product offerings are aimed at Swedish exporters and their customers and, currently, the customers are mainly found among the 100 largest Swedish exporters with sales exceeding Skr 4 billion. Starting in 2015, SEK has also expanded its product offerings to reach medium-sized exporters with sales of more than Skr 500 million.

SEK works mainly in lending and as a result, SEK acts as a complement to, and works in cooperation with, Swedish and international banks as well as other financial institutions. SEK also has close partnerships with other export promotion agencies in Sweden such as Almi, Business Sweden, the Swedish Exports Credit Guarantee Board (the “EKN”), and Swedfund.

SEK can provide loans in a number of different currencies and with different maturities. The majority of its lending is in Swedish kronor, US dollars or euros, but SEK also offers loans in several other currencies.

SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments.

SEK’s niche specialization in long-term export-related financing, combined with its financial capacity and flexible organization, are key factors in the management of its operations.

2016

•                  SEK’s new lending to Swedish exporters and their customers amounted to Skr 54.8 billion (2015: Skr 104.6 billion), of which lending to exporters’ customers amounted to Skr 36.7 billion (2015: Skr 85.3 billion) and the volume of lending to Swedish exporters was Skr 18.1 billion (2015: Skr 19.3 billion). The decline compared to the prior year pertains mainly to SEK’s financing of Brazil’s purchase of Saab’s Gripen aircraft in 2015 amounting to Skr 41.9 billion.

•                  SEK has focused on broadening its client base and product offerings. SEK has performed strongly in soliciting new clients and the customer base has had a, for SEK significant increase. These 15 new customers are in both of SEK’s customer groups: large and medium-sized companies.

•                  SEK´s new lending to green projects totaled Skr 3.3 billion in 2016.

•                  SEK approved loans to five large international projects with characterized by potentially high sustainability risks. These were all subject to our in-depth examination and assessed as meeting OECD guidelines for social and environmental issues.

•                  SEK had a credit facility with the Swedish National Debt Office of Skr 125 billion, in order to further enhance the ability to promote the Swedish export industry. SEK has not yet utilized the credit facility. In December 2016, the Swedish parliament decided that the credit facility for 2017 should amount to Skr 125 billion. The credit facility is only available for loans covered by the State’s export credit support (CIRR).

•                  The Board (as defined below) has resolved to propose at the Annual General Meeting that a total dividend of Skr 234 million (2015: Skr 356 million) be paid in accordance with company’s dividend policy.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the S-system. With support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries, which have similar support from their respective domestic export credit agencies and, which also provide government-supported export credits. SEK’s lending, excluding the S-system, faces competition from other Swedish and foreign financial institutions, as well as from the direct and indirect financing programs of exporters themselves.

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2016 and 2015:

	Year ended December 31,
Skr mn	2016	2015	Changes in percent
Total loans outstanding (A)	208,700	205,097	2%
of which S-system	50,793	44,077	15%
Total debt outstanding (B)	255,214	235,644	8%
of which S-system	50,982	44,215	15%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

(B) Includes subordinated debt of Skr 2,266 million and Skr 2,088 million as of December 31, 2016 and 2015, respectively.

Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the S-system, during the two-year period ending December 31, 2016:

	Year ended December 31,
Skr mn	2016	2015	Changes in percent
Offers of long-term loans accepted	54,856	104,583	-48%
Total loan disbursements	-61,350	-56,404	9%
Total loan repayments	72,214	70,777	2%
Total net increase/ (decrease) in loans outstanding	3,603	-13,125	127%
Loans outstanding	208,700	205,097	2%
Loan commitments outstanding but undisbursed (A)	54,783	63,438	-14%

(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, including as a result of changes in the commercial and financial institutions’ need for funds, an accepted loan may never be disbursed. Currency exchange-rate effects also impact the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of loans disbursed as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single fiscal year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans”.

Total loans outstanding by type of loan:

	As of December 31,
Skr mn	2016	2015	2014	2013	2012
Lending to exporters’ customers	113,738	118,284	128,165	155,137	103,973
of which S-system	50,793	44,077	48,298	43,247	39,499

Lending to Swedish exporters	94,962	86,813	90,057	46,340	88,934
of which S-system	—	—	—	—	—
Total	208,700	205,097	218,222	201,477	192,907
of which S-system	50,793	44,077	48,298	43,247	39,499

Most of the loans granted by SEK are granted to purchasers of Swedish exports. Western European markets are the largest markets for exported Swedish goods by revenue. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure. This policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure. SEK relies to a large extent on guarantees in its lending. For additional information on SEK’s approach to risk, see Note 27 and Note 30 to the Consolidated Financial Statements.

SEK has no exposure to subprime, Alt-A, negative amortizing or other loans that it would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

The State supported System (S-system)

SEK treats the S-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the S-system are reimbursed by (or paid to) the Swedish State, any loan losses that may be incurred under such programs are not reimbursed by the Swedish State. Accordingly, SEK has to obtain appropriate credit support for those loans as well. All of the lending under the S-system is reported on SEK’s Statement of Financial Position. SEK has consequently presented the operations of the S-system in the Consolidated Statement of Comprehensive Income as the amount of net commission received, accounted for as interest income rather than presenting the gross amounts collected and paid in accordance with the agreement with the Swedish State. In general, loans under the program are guaranteed by the EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

Pursuant to an owner instruction adopted by the sole shareholder, the Swedish State, at the Annual General Meeting in April 2015, the difference between interest revenues related to lending and liquid assets under the S-system on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the S-system, on the other hand, are reimbursed by (or paid to) the Swedish State.

SEK reports loans in the following categories:

Loan Types and Underwriting Policies

(a) Lending to Swedish exporters

(b) Lending to exporters’ customers

•                  export credits;

•                  loans for the funding of export lease agreements;

•                  trade finance; and

•                  project finance.

Within the S-system, SEK extends loans only for the medium and long-term financing of durable goods exports. S-system lending includes financing in collaboration with intergovernmental organizations and foreign export credit agencies.

SEK’s credit underwriting policies and requirements are similar regardless of loan type, and pertain equally to the S-system. The majority of SEK´s loans are guaranteed by export credit agencies or banks, or by credit default swaps issued by banks or other financial institutions.

SEK’s initial loan offer and subsequent commitment set forth the maximum principal amount of the loan, the currency in which the loan will be denominated, and the repayment and disbursement schedule.

For more information, see the table under the heading “Outstanding loans as per product type” under Note 11 to the Consolidated Financial Statements.

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

Because Sweden is a member of the OECD, the S-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “Export Credit Guidelines”). The Export Credit Guidelines establishes minimum interest rates, required down payments and maximum loan periods for government-supported export loan programs.

SEK offers S-system financing at commercial interest reference rates (“CIRR”) established by the OECD in accordance with the Export Credit Guidelines. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The Export Credit Guidelines stipulates that loan offers may remain valid for a period of not more than 120 days. EU rules and Swedish regulations state that the commercial contracts must be signed within that 120-day period. Thereafter, the CIRR rate can be locked in for a maximum period of six months in order for the loan agreement to be finalized. No commitment fee is charged by SEK for CIRR loans. The arranging or agent -bank, generally a commercial bank, receives compensation in the amount of 0.25 percent per annum, based on the loan amount outstanding, to cover its costs for arranging and managing loans.

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

The aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules, and the Swedish government reimburses SEK through the S-system for the costs incurred as a result of SEK’s participation in such programs as well as any costs for CIRR financing.

Guarantees and Credit Default Swaps

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States (USEXIM), the Exports Credits Guarantee Department of the United Kingdom (ECGD), Compagnie Financière pour la Commerce Exterieure (“Coface”) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the S-system are guaranteed by the EKN.

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2016	2015
Government export credit agencies	151.8	160.0
of which covered corporate exposures	97.0	106.2
of which covered exposures to financial institutions	2.6	1.9
of which covered exposures to regional governments	0.6	0.6
of which covered sovereign exposures	51.6	51.3

As of December 31, 2016, government export credit agencies guaranteed 44.6 percent of SEK’s total credit exposures.

If a guarantee or credit default swap is entered into for risk-mitigating purposes, the instrument protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in some cases interest) as long as the issuer of the guarantee or credit default swap is financially sound. The protected amount is ordinarily 75—100 percent of the principal amount. Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies.

For information regarding SEK’s gross and net credit exposures to counterparties, broken down by geography and type of counterparty (taking into account applicable guarantees but not collateral), see Note 27 to the Consolidated Financial Statements.

Loan Maturities

SEK’s historical role and competitive advantage (and one that continues today) has been in the provision of long-term financing in order to promote the Swedish export industry. Since many of the projects the export industry engages in are long-term projects, both with regard to disbursement periods and repayment periods, SEK’s loans often have longer terms than those of loan products offered by commercial banks. However, SEK also meets its customers’ needs by providing short-term financing when required. Consequently, SEK’s loan maturities range from very short-term loans (with terms of three to six months) to loans for as long as 20 or 30 years. Under the S-system, loan maturities generally range from one year up to 20—30 years.

Currency

SEK extends loans in different currencies, depending on the needs of its borrowers. Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (taking into account the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems sufficient. The Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective loans. Accordingly, the Group may decide not to hedge particular loan commitments due to movements in interest rate risk until sometime after they are made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Board (as defined below). SEK’s policies are described in Note 30 to the Consolidated Financial Statements.

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2016.

	Percentage of loan offers accepted
Currency in which loan is denominated	2016	2015
Swedish kronor	35%	34%
Euros	13%	14%
U.S. dollars	48%	47%
Other	4%	5%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 30 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2016 and December 31, 2015. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2016	2015
Loan credit exposure to Swedish State guarantees via EKN (A)	34%	34%
Loan credit exposure to Swedish credit institutions (B)	4%	3%
Loan credit exposure to foreign bank groups or governments (C)	22%	25%
Loan credit exposure to Swedish counterparties, primarily corporations (D)	27%	24%
Loan credit exposure to municipalities	3%	4%
Loan credit exposure to other foreign counterparties, primarily corporations	10%	10%
Total	100%	100%

(A) EKN guarantees are in substance insurance against losses caused by the default of a foreign borrower or buyer in meeting its contractual obligations in connection with the purchase of Swedish goods or services. In the case of a foreign private borrower or buyer, coverage is for “commercial” and, in most cases, “political” risks. Coverage for “commercial” risk refers to losses caused by events such as the borrower’s or buyer’s insolvency or failure to make required payments within a certain time period (usually six months). Coverage for “political” risk refers to losses caused by events such as a moratorium, revolution or war in the importing country or the imposition of import or currency control measures in such country. Disputed claims must be resolved by a court judgment or arbitral award, unless otherwise agreed by the EKN. In the table above, only the specific amount of any given total loan that is guaranteed is listed as such. The amount of any such loan that is not covered by the relevant guarantee is excluded. The EKN is a State agency whose obligations are backed by the full faith and credit of Sweden.

(B) At December 31, 2016, loans in this category amounting to approximately 1 percent (2015: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 3 percent (2015: 2 percent) of total loans represented loans to various financial institutions and smaller commercial banks in Sweden, including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2016, loans in this category principally comprised the obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2016, approximately 12 percent (2015: 10 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “— Lending Operations — General” for information on the geographical distribution of borrowers, see also Note 27 to the Consolidated Financial Statements.

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

SEK’s only relationship to this legacy financing arrangement is as a holder (by means of an assignment by the lead bank) of a sub-participation interest representing less than 10 percent of the total facility. SEK’s acquisition of this minority sub-participation interest in 2005 did not violate the provisions of any sanctions or related regulatory regimes applicable to SEK at that time. SEK is not (and never has been) a party to the contractual arrangements with NPC, has never had any contact with NPC, nor has it ever had any involvement in the contractual arrangements related to, or in the physical settlement of, the oil product exports mentioned above.

During 2016, SEK’s sub-participation in this single legacy financing arrangement generated gross revenues of Euro 3,069.28 and net interest revenues of Euro 2,819.15. These amounts represent less than 0.03 percent of SEK’s gross revenues and net interest revenues for the year. SEK is actively exploring the possibility of exiting the arrangement through assignment of its minority sub-participation interest to another participant bank.

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

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 30 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided, that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment has been prolonged for 2013, 2014, 2015 and 2016 as well. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the company’s internal risk model. SEK’s Risk and Compliance Committee, of which the Chief Executive Officer (CEO) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

Swedish Government Supervision

Supervisory Authorities

SEK operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (2004:297). As such, it is, individually and on a consolidated basis, subject to supervision and regulation by Finansinspektionen (the Swedish FSA), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Swedish Banking and Financing Business Act, including the regulations linked to it, and such institutions’ corporate charters.

Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, quarterly, semi-annual and annual basis and may conduct periodic inspections. The Swedish FSA may also (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

The Swedish National Debt Office requires information from the credit institutions based on a resolution framework that came into force on February 1, 2016, the Resolution Act (2015:1016). The Resolution Act has its origin from The European Bank Recovery and Resolution Directive (“BRRD”). The BRRD provides an EU-wide framework for the recovery and resolution of credit institutions, among others. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system. The information is used to set the minimum requirement for own funds and eligible liabilities (MREL) for the credit institution. At present, the minimum requirement in Sweden, as established by the Swedish National Debt Office, is set equal to or lower than the requirements of total capital ratio adequacy.

The Swedish National Audit Office may audit the activities that are conducted by the Swedish State in the form of limited companies, if the State as owner has a controlling influence over the activities. The State has such controlling influence over the activities of the Parent Company, which is a limited company. Accordingly, the National Audit Office may appoint an Authorized Public Accountant, but does not at present exercise this entitlement.

As a credit market institution, SEK is also subject to prudential regulations relating to, inter alia, its capital adequacy, its maximal exposure to any group of interconnected clients and its liquidity position.

Capital adequacy regulations

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements (the “Basel Committee”), referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the Capital

Requirements Regulation (CRR)(1) and the Capital Requirements Directive (CRD IV)(2). The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. The CRD IV was incorporated into Swedish legislation as of August 2, 2014 and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration. In November 2016, the EU Commission presented a proposal to revise the CRD IV and the CRR. The proposal includes, along with other changes, a binding leverage ratio as well as a binding net stable funding ratio. The legislative proposals will be submitted to the European Parliament and the Council for their consideration and adoption.

The current regulations introduced by the CRR and CRD IV replace regulations based on the previous revision of the Basel accord, Basel II, which had been the prevailing standard since 2007, as it was incorporated into EU and Swedish legislation. However, on several topics, Basel II rules are still partially or completely in force due to transitional periods in the CRR or CRD IV. The CRR, as amended, and the CRD IV, as incorporated into national legislation, apply to credit institutions, including SEK, within Sweden and the European Union.

The main structure of Basel III, consists of three “Pillars”, as follows:

(i) Pillar 1 deals with minimum capital requirements for credit risks, credit valuation adjustment risks and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have Own funds that in size and composition are sufficient to meet those minimum capital requirements. The capital requirements and the Own funds are calculated in accordance with the CRR. Pillar 1 allows institutions to choose between some alternative methods based on their level of development; with regard to credit risks, the standardized approach is the simplest approach, containing risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the foundation IRB approach (internal ratings-based approach). Under the foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk classifications. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers a large proportion of the company’s exposures.

(ii) Pillar 2 pertains to national supervisory authorities’ evaluation of risks and describes requirements for institutions’ processes for risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy and Liquidity Assessment Process (ICAAP) also take qualitative risks into account. SEK annually assesses the development of its future capital and liquidity requirements and available capital primarily in connection with the three-year business plan being updated. Furthermore, each quarter, the Swedish FSA publishes the result of its assessments on the capital adequacy reflecting additional requirements for risks not covered by the first pillar for the ten largest financial institutions in Sweden, including SEK. This publication covers additional estimates of concentration risk, sovereign risk, market risk and pension risk. Moreover, it reflects the ICAAP, where the additional risks are included and evaluated annually.

(iii) Pillar 3 concerns, and places requirements on, openness and transparency and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. SEK reported in accordance with Pillar 3 for the first time in the Annual Report for 2007. Since

(1) Regulation (EU) no 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no 648/2012.

(2) Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC.

2008, SEK has also published a separate report in accordance with Pillar 3: “Capital Adequacy and Risk Management Report, Pillar 3”.

Liquidity standards

As mentioned above, the CRR also introduces new liquidity standards: the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR). The LCR requires that a bank holds enough high quality liquid assets to cover their projected net cash outflows over a 30-day stress scenario. The EU Commission has adopted a delegated act on LCR. The detailed LCR rules came into force on October 1, 2015 with phase-in of 60 percent in 2015, 70 percent in 2016, 80 percent in 2017 and 100 percent in 2018. LCR-reporting in accordance with the delegated act started on October 30, 2016 with the reporting reference date being September 30, 2016. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of their assets and off-balance sheet activities under both normal and stressed conditions. Minimum requirements will however not come into force until 2018 at the earliest. Moreover, the EU Commission’s proposal to revise the CRR would fully implement the NSFR.

Measures of capital adequacy

The principal measure of capital adequacy, according to the current standard (Basel III as it is implemented with the CRR), is a capital to risk exposure amount ratio, which compares the Own funds, as defined in the CRR, to the total of risk-weighted exposures, that is assets and off-balance sheet items measured according to the risk level.

According to the CRR, Own funds consist of three components with different levels of quality from a loss absorption perspective:

•        the highest quality is the Common Equity Tier 1 capital, which includes equity capital after certain adjustments and deductions;

•        the next level is the Additional Tier 1 capital which, subject to detailed requirements, consists of certain types of highly subordinated, perpetual debt or hybrid capital. Tier 1 capital is the sum of Common Equity Tier 1 capital and Additional Tier 1 capital; and

•        Tier 2 capital constitutes the third level and consists of, subject to detailed requirements, certain types of subordinated debt that, inter alia, must have an original maturity of no less than five years.

The minimum total capital ratio requirement under Pillar 1 is 8.0 percent, a requirement that not has changed with the CRR. However, the CRR introduced additional requirements on the higher quality components of capital, with a minimum requirement of 4.5 percent and 6.0 percent relating to Common Equity Tier 1 capital and Tier 1 capital, respectively. According to the CRR’s transitional rules regarding the Basel I floor, a capital requirement for total own funds should be calculated in parallel, on the basis of the Basel I rules. To the extent that the capital requirement calculated based on the Basel I based rules exceeds the capital requirement based on the CRR, the capital requirement under the Basel I based rules constitutes the minimum capital requirement. Other transitional arrangements, according to the CRR, have no significant effect on SEK, since the Swedish FSA has opted to require financial institutions, including SEK, to fulfill them as from January 1, 2014.

	Minimum Capital Requirement		Minimum Capital Requirement incl. Buffers Requirement		SEK Capital Ratios
Capital ratios	2016	2015	2016	2015	2016	2015
Common Equity Tier 1 capital ratio	4.5%	4.5%	8.0%	7.7%	22.1%	21.6%
Tier 1 capital ratio	6.0%	6.0%	9.5%	9.2%	22.1%	21.6%
Total capital ratio	8.0%	8.0%	11.5%	11.2%	25.1%	24.5%

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, inter alia, restrictions on distributions. SEK is also expected to cover the supplementary capital requirements estimated under the second pillar. SEK’s policy is to maintain Own funds well in excess of both the regulatory minimum requirements under the first pillar and the supplementary capital requirements under the second pillar.

Main contributing factors to the moderately increase in SEK’s capital ratios as per December 31, 2016 are increases in Own funds due to increased retained earnings and revised risk parameters. See Note 26 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

According to the CRR, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of Own funds.

As percentage of	2016	2015
Large exposures as percentage of the own funds	199%	237%

The aggregate amount of SEK’s large exposures as of December 31, 2016 consisted of risk-weighted exposures to 15 different counterparties, or counterparty groups, the majority of which relate to combined exposures for which more than one counterparty is responsible for the same payments.

In order to monitor large exposures, SEK has defined internal limits, which are monitored daily, along with other limits.

D         Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A         Operating Results

A major part of SEK’s operating profit derives from net interest revenues, which are earned mainly on loans to customers, but also to a lesser extent on liquidity investments. Funding for these assets comes from equity and from securities issued in international capital markets. Accordingly, the key determinants of SEK’s operating profit are: the interest rate on interest-bearing assets, the interest rate of issued securities, the volume of interest-bearing assets outstanding and the proportion of assets financed by equity. The relative proportions of assets funded by debt and equity are also crucial.

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

In addition to net interest revenues, another key influence on SEK’s operating earnings has been changes in the fair value of certain assets, liabilities and derivatives reported at fair value. The factors that mainly impact unrealized changes in fair value are credit spreads on own debt and basis spreads. The credit spread on own debt is related to the creditworthiness that SEK has with its investors. Basis spread is the deviation in the nominal interest rate between two currencies in a currency interest rate swap that depends on the difference between the base interest rate of the currencies. SEK’s general business model is to hold financial instruments measured at fair value to maturity. The unrealized fair value changes that arise, mainly attributable to changes in credit spreads on SEK’s internal debt and basis spread, are recognized in net results of financial transactions and will, over time, not affect the results as the changes in unrealized market value will return to zero if the instruments are held to maturity. Realized losses will occur if SEK repurchases its own debt or if lending is prematurely terminated and related hedging instruments are closed out.

For Critical Accounting Policies and Estimates and Recent Accounting Pronouncements Issued and Other Accounting Related Announcements, see Note 1 to the Consolidated Financial Statements.

Assets and Business Volume

	As of December 31,
Skr bn	2016	2015	Changes in percent
Total Assets	299.4	280.4	7%
Liquidity Investments	72.3	58.7	23%
Loans outstanding and disbursed	208.7	205.1	2%
-Percentage in the S-system	24%	22%

The increase in total assets was mainly due to increased liquidity investments since the beginning of the year. Liquidity investments have increased to ensure a healthy financial capacity in light of global concerns.

New lending (offers accepted)

Skr billion	2016	2015	2014
Lending to Swedish exporters(1)	18.1	19.3	23.2
Of which S-system	—	—	—
Lending to exporters’ customers(2)	36.7	85.3	33.9
Of which S-system	10.8	50.8	5.7
Total	54.8	104.6	57.1

(1) Of which Skr 0.1 billion (year-end 2015: Skr 0.9 billion) had not been disbursed at period-end.

(2) Of which Skr 8.3 billion (year-end 2015: Skr 52.5 billion) had not been disbursed at period-end.

The decline compared to the prior year pertains mainly to SEK’s financing of Brazil’s purchase of Saab’s Gripen aircraft in 2015 amounting to Skr 41.9 billion.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2016	2015
Volume of binding offers outstanding	4.6	2.3
S-system as percentage of volume of binding offers outstanding	63%	100%

Commitment of undisbursed loans amounted to Skr 54.8 billion (year-end 2015: Skr 63.4 billion).

Counterparty Risk Exposures

No significant change has taken place in the composition of SEK’s counterparty exposure, see table Total net exposures in Note 27 to the Consolidated Financial Statements. Total exposure amounted to Skr 340.7 billion on December 31, 2016 (year-end 2015: Skr 326.2 billion). This increase is mainly attributable to increased corporate exposures.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2016	2015
Central governments	173.7	172.6
Regional governments	19.9	14.0
Multilateral development banks	1.9	0.0
Financial institutions	45.2	52.1
Corporates	100.0	86.8
Securitization position	—	0.8
Total counterparty exposure	340.7	326.2

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

SEK maintains a conservative policy with regard to market exposures, interest rate risks, currency risks and operational risks. For quantitative and qualitative information about risks and exposures, see Note 27 and Note 30 to the Consolidated Financial Statements.

Results of Operations

Net Interest Revenues

Skr bn, average	2016	2015	%	2014	%
Total loans	206.9	211.7	-2%	209.8	1%
Liquidity investments	65.5	72.7	-10%	86.8	-16%
Interest-bearing assets	272.4	284.3	-4%	296.6	-4%
Interest-bearing liabilities	245.4	259.9	-6%	277.5	-6%

2016 compared to 2015

Net interest revenues amounted to Skr 1,747 million (2015: Skr 1,662 million), an increase of 5 percent compared to the previous year. Borrowing costs margin decreased compared to last year, while average margin on interest-bearing assets increased as a result of somewhat higher lending margins. In addition, the average market interest rate slightly increased year-on-year. This was offset by a lower average volume of interest-bearing assets.

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

Commission earned and commission incurred

2016 compared to 2015

Commission earned and commission incurred amounted to Skr -29 million (2015: Skr -6 million). Commission earned amounted to Skr 3 million (2015: Skr 2 million). Commission incurred amounted to Skr -32 million (2015: Skr —8 million).

2015 compared to 2014

Commission earned and commission incurred amounted to Skr -6 million (2014: Skr -6 million). Commission earned amounted to Skr 2 million (2014: Skr 4 million). Commission incurred amounted to Skr -8 million (2014: Skr -10 million).

Net results of Financial Transactions

2016 compared to 2015

Net results of financial transactions amounted to Skr -110 million (2015: Skr 400 million), which was primarily due to unrealized losses in value attributable to currency swaps and basis spreads. This was offset by a positive impact from repurchases and early redemption of SEK’s own debt. During the previous year, the change in fair value of SEK’s debt, which originated from changes in SEK’s credit spread, made a positive contribution. Unrealized gains on financial instruments at fair value, which are included in hedges, also had a positive impact last year.

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

Operating expenses

Skr mn	2016	2015	%	2014	%
Personnel expenses	-308	-295	4%	-313	-6%
of which provision to the EIS	4	6		-26
Other administrative expenses	-236	-164	44%	-166	-1%
Depreciation and impairment of non-financial assets	-46	-98	-53%	-43	128%
Total Operating expenses	-590	-557	6%	-522	7%

2016 compared to 2015

The increase in other administrative expenses was primarily due to intensive development work on methods and processes for market risk measurement. This led to development of IT systems with increased use of consultants. Furthermore, a larger proportion of this expenditure was expensed compared to previous year. There was no provision taken for the employee incentive scheme in 2016 (2015: Skr — million). However, a Skr 4 million reversal of earlier provisions for the employee incentive scheme was recorded in 2016 (2015: Skr 6 million). The yield from the scheme for employees is based on return on equity, and may not exceed two months’ salary. For 2016, the scheme covered all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk and compliance functions.

In autumn 2016, the Board decided that the employee incentive scheme would cease to apply from the end of 2016.  In parallel, the Board decided to implement a system in which SEK could offer permanent employees with customer or business responsibility, with the exception of members of the executive management, the possibility of individual variable remuneration (“IVR”). The outcome at Company level is capped at a maximum of two months’ salary, calculated on the basis of all company employees entitled to IVR.

2015 compared to 2014

Other administrative expenses remained stable in 2015 compared to 2014. Personnel expenses decreased by 6 percent compared to the previous year. The decrease was mainly attributable to a decreased provision to the employee incentive scheme. There was also a reversal of prior provisions for the employee incentive scheme related to 2014 of Skr 6 million (2014: Skr - million).

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

Depreciation and impairment of Non-financial Assets

2016 compared to 2015

The decrease in depreciation and impairment of non-financial assets was due to a Skr -55 million impairment of intangible assets taken in the previous year.

2015 compared to 2014

Depreciation and impairment totalled Skr -98 million (2014: Skr -43 million), an increase of 128 percent compared to the previous year. An impairment of capitalized IT investments has been made and amounted to Skr -55 million, after an assessment of the assets’ value.

Net Credit Losses

2016 compared to 2015

Net credit losses amounted to Skr -16 million (2015: Skr 36 million). The year-on-year change was mainly attributable to the reversal in 2015 of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty). The portfolio-based reserve amounted to Skr 170 million at year-end 2016 (year-end 2015: Skr 170 million).

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

Taxes

2016 compared to 2015

Tax costs amounted to Skr -222 million (2015: Skr —348 million), of which Skr -382 million (2015: Skr -348 million) consisted of current tax and Skr 156 million (2015: Skr 0 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The effective tax rate for 2016 was 22.2 percent (2015: 22.7 percent), while the nominal tax rate for 2016 was 22.0 percent (2015: 22.0 percent).

2015 compared to 2014

Tax costs amounted to Skr -348 million (2014: Skr -369 million), of which Skr -348 million (2014: Skr -291 million) consisted of current tax and Skr 0 million (2014: Skr -79 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The effective tax rate in 2015 was 22.7 percent (2014: 22.7 percent), while the nominal tax rate for 2015 was 22.0 percent (2014: 22.0 percent).

Operating and net profit

2016 compared to 2015

Operating profit amounted to Skr 1,002 million (2015: Skr 1,535 million), mainly due to a decrease in net results of financial transactions from Skr 400 million to Skr -110 million. Net profit amounted to Skr 780 million (2015: Skr 1,187 million).

2015 compared to 2014

Operating profit amounted to Skr 1,535 million (2014: Skr 1,629 million), a decrease of 6 percent compared to the previous year. The decrease is mainly attributable to lower net results of financial transactions. Net profit for the year amounted to Skr 1,187 million (2014: Skr 1,260 million).

Other comprehensive income

Skr bn	2016	2015	2014
Items to be reclassified to operating profit	-123	-225	342
of which available-for-sale securities	46	-8	26
of which other comprehensive income effects related to cash-flow hedges	-169	-217	316
Items not to be reclassified to operating profit	-26	49	-43
Other comprehensive income before tax	-149	-176	299

2016 compared to 2015

Many of the items to be reclassified to operating profit were related to previously terminated cash flow hedges. These items were reclassified from other comprehensive income to net interest revenues. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative impact was caused by the lower discount rate.

2015 compared to 2014

Other comprehensive income before tax amounted to Skr -176 million during 2015 (2014: Skr 299 million). Skr -225 million (2014: Skr 342 million) of the total was attributable to items to be reclassified to operating profit and Skr 49 million (2014: Skr -43 million) was attributable to items not to be reclassified to operating profit. For items to be reclassified to operating profit, Skr -8 million (2014: Skr 26 million) was related to available-for-sale securities and Skr -217 million (2014: Skr 316 million) was due to other comprehensive income effects related to cash-flow hedges.

During the third quarter of 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated for strategic reasons and the hedging designations were discontinued. The previous fair value of the derivatives reported in the hedge reserve will be reclassified to operating profit as the previous hedged interest income is recognized in net interest revenues. The majority of the reserve will be reversed in 2017 at the latest. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The positive impact was caused by the higher discount rate.

B         Liquidity, Capital Resources and Borrowing

SEK’s policy for liquidity and borrowing risk requires that for all credit commitments credits outstanding as well as agreed, but undisbursed credits — there must be borrowing available through maturity. For CIRR credits, which SEK manages on behalf of the Swedish State, the company counts its credit facility of Skr 125 billion with the Swedish National Debt Office, which in December 2016 was extended for 2017, as available borrowing, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2016, SEK had nine months of available funds to meet potential disbursements under new lending agreements, as compared to four months as of December 31, 2015. See the section titled “Liquidity risk and refinancing risk” in Note 27 to the Consolidated Financial Statements and the Liquidity risk discussion in Note 30 to the Consolidated Financial Statements.

Borrowing

Skr bn	2016	2015
New borrowing	70.4	47.0
Repurchase of own debt	4.1	10.0
Early redemption of borrowing	10.4	31.0

Borrowing markets have been negatively impacted by several macroeconomic factors. In particular, the slowdown in China, the geopolitical situation in Russia and the Middle East, the collapse of oil prices and uncertainty regarding whether the US Federal Reserve would raise interest rates, and the pace of any further increases moving forward. USD cash flows from developing countries across the globe caused market turbulence, which had a negative impact on borrowing markets. The borrowing market has generally been highly liquid over the year. SEK’s borrowing over the course of the year took place in a total of 8 different currencies across a number of different geographic markets. Japan and North America were the largest borrowing markets in 2016, but SEK also undertook significant new borrowing in Europe outside the Nordic countries.

Debt Maturities

The following table illustrates our debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Debt Maturities:

Skr million	2017	2018	2019	2020	2021	Thereafter	Total

Senior debt	70,057	41,015	54,525	24,438	19,656	43,258	252,949
of which fixed-rate	29,837	31,560	38,750	14,369	10,763	14,382	139,661
of which variable-rate	27,689	4,534	1,240	—	—	—	33,463
of which formula-based	12,531	4,921	14,535	10,069	8,893	28,876	79,825

Subordinated debt	—	—	—	—	—	2,266	2,266
of which fixed rate	—	—	—	—	—	2,266	2,266
of which variable rate	—	—	—	—	—	—	—
Total debt	70,057	41,015	54,525	24,438	19,656	45,524	255,214

Senior Debt by Category:

	As of December 31,
Skr million	2016	2015
Fixed-rate (1)	139,661	123,900
Variable-rate (1)	33,463	40,280
Formula-based (1)	79,823	69,376
of which interest rate-linked	44,552	32,406
of which currency-linked	11,221	20,733
of which equity-linked	23,906	16,072
of which commodity-linked	144	141
of which credit-linked	—	24
Total senior debt	252,948	233,556

(1) As of December 31, 2016 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 9 percent (2015: 0 percent to 9 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities. Due to the exceptionally low general interest levels in 2016 SEK has also experienced negative variable interest rates on its funding, especially that denominated in Swiss Franc and Japanese Yen.

SEK’s economic hedges are expected to be effective in offsetting changes in fair values attributable to hedged risks. Certain assets and liabilities in such hedges require complex judgments regarding the most appropriate valuation models and assumptions. The gross values of certain assets and liabilities (primarily derivative and senior securities issued by SEK), which effectively hedge each other, are affected by this complexity. If different valuation models or assumptions were employed instead of those used in the valuations in this report, or if assumptions were changed, this could produce different results regarding the gross value of such securities issued and hedging derivatives. Changes in the fair value of derivatives will usually be offset by changes in the fair value of securities issued, and the connected change in the fair value will thus not have a material effect on either results or equity except the impact on valuation of credit spreads on SEK’s own debt and basis spreads.

The outstanding volume of debt with remaining maturities of one year or less increased somewhat during 2016. At December 31, 2016, outstanding debt with remaining maturities of one year or less amounted to Skr 70 billion, compared with Skr 62 billion at December 31, 2015.

Contractual Commitments

For maturity analysis of SEK’s financial assets and liabilities as of December 31, 2016, see table Contractual Flows in Note 27 to the Consolidated Financial Statements.

C         Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the company’s control. Some significant factors for 2016 are presented below:

•                     Despite favorable access to other financing solutions, demand for SEK’s financing offering is healthy.

•                     In total, SEK’s new lending amounted to Skr 55 billion (2015: Skr 105 billion) to the Swedish export industry and its customers during the year. This year-on-year decrease was mainly due to financing provided in 2015 by SEK for the Brazilian government’s purchase of 36 Gripen aircraft, a transaction that amounted to Skr 41.9 billion in new lending.

•                     During the year, SEK continued its efforts to reach new clients and to broaden its business with existing clients. Solicitation of new clients has been successful and SEK has concluded deals with new clients among large companies and medium-sized companies, the latter being a relatively new customer group.

•                     During 2016, SEK worked together with other export promotion agencies with the Swedish government’s initiative Team Sweden. Among other initiatives, we participated in a delegation to India alongside Sweden’s Prime Minister Stefan Löfven and several export promotion agencies. We are also working with other government export promotion agencies to improve our communication with companies, to improve the information on the Swedish export credit system.

•                     During the year, credits were granted to five larger international projects where SEK conducted separate sustainability reviews in line with the OECD guidelines for Environmental and Social Due Diligence as well as the Equator Principles. In 2016, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 3.3 billion, which exceeded our target of Skr 3 billion.

•                     In collaboration with clients and business partners, we have continued to clarify SEK’s commitment to human rights in conjunction with export credits. In 2016, SEK has also charted operations based on the global sustainability targets.

•                     During 2016, our focus was directed to improving our risk management and risk measurement capabilities. These efforts have entailed investments and increased resources in the IT and Risk functions.

For additional information on the trends affecting SEK and the risks it faces, see the discussions under “Business Volume” above and the “Risk Factors” in Item 3.

D         Certain Off-Balance Sheet Arrangements

In 2016, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR). In December 2016, the Swedish Parliament confirmed that the credit facility will continue to be available in 2017 in an amount up to Skr 125 billion.

ITEM 6. DIRECTORS, SENIOR MANGEMENT AND EMPLOYEES

The Board of Directors of the Parent Company (the “Board”) is responsible for the management of the Parent Company.

The Parent Company’s Articles of Association currently provide that the Board shall consist of six to eight directors. The State, as holder of all the shares, elects the directors. The Chairman of the Board is appointed at each Annual General Meeting. The Board may appoint a Vice Chairman of the Board.

The Board meets at least six times a year.

The members of the Board are elected at each Annual General Meeting to serve for the period until the end of the next Annual General Meeting. An Annual General Meeting is required to be held not later than June 30 of each year.

Certain information with respect to the Parent Company’s directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this report.

A             Director and senior management

A1.          The Board

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronson	63	Chairman of the Board and Director
Cecilia Ardström	51	Director
Jan Belfrage	72	Director
Susanne Lithander	55	Director
Lotta Mellström	46	Director
Ulla Nilsson	69	Director
Jan Roxendal(2)	63	Director
Teppo Tauriainen	55	Director
Magnus Uggla(3)	64	Director
Catrin Fransson	54	Chief Executive Officer
Karl Johan Bernerfalk	44	General Counsel
Theresa Hamilton Burman	54	Chief Credit Officer
Stefan Friberg	48	Chief Risk Officer
Johan Henningsson	51	Head of Sustainability
Jane Lundgren Ericsson	51	Head of Lending
Sirpa Rusanen	52	Head of Human Resources
Susanna Rystedt	52	Chief Administrative Officer
Edvard Unsgaard	42	Head of Communication
Per Åkerlind	54	Head of Treasury & Capital Management & Executive Vice President

(1) As of December 31, 2016

(2) Resigned April 26, 2016

(3) From April 26, 2016

All directors are elected at the Annual General Meeting for a term of one year, which expires at the next Annual General Meeting.

Mr. Linder-Aronson was appointed director in May 2011. He serves as a director of Betson AB, e-Capital AB, Facility Labs AB and Morco Förvaltning AB. He has previously served as President of Enskilda Securities and Vice President of Skandinaviska Enskilda Banken.

Ms. Ardström was appointed director in May 2011. She serves as a director of Guldsillen AB. She has served as Chief Financial Officer and Head of Asset Management at Länsförsäkringar AB, Head of Treasury of the Tele2 Group and CIO and Head of Asset Management of Folksamgruppen.

Mr. Belfrage was appointed director in April 2010. He is currently Chairman of the board Universal Creation. He served as Nordic Manager at Crédit Agricole, Nordic manager and former CEO at Sweden Citigroup, CFO at AGA AB and Group Treasurer at AB SKF.

Ms. Lithander was appointed director in January, 2015. Mrs. Lithander is currently CFO at BillerudKorsnäs AB, having previously served as VP Finance, Projects at SCA Group, CEO at Mercuri International Group and as VP Head of Advisory Services at Ericsson, BU Global Services. Mrs. Lithander also serves as a director of Eltel AB.

Ms. Mellström was appointed director in May 2011. She has served as Senior Investment Manager and Special Adviser at the Swedish Ministry of Finance’s division for state-owned companies since 2001, and also serves as a director of Swedavia AB. Previously, she worked as a management consultant at Resco AB, controller at Sydkraft Försäljning AB (now E.ON Sverige) and controller ABB Group.

Ms. Nilsson was appointed director in July 2011. Ms. Nilsson also serves as a director of Swedish Chamber International. She has served in a number of senior positions with Skandinaviska Enskilda Banken AB, including as Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Trading and Capital Markets in Singapore and Head of Treasury in Luxembourg.  Prior to joining SEB, Ms. Nilsson worked at Skånska Banken.

Mr. Roxendal was appointed director in 2007. He was then President of Gambro AB. Previously, he has served as President and Group Head of Intrum Justitia AB and as an executive vice president in the ABB Group and as Chief Executive Officer of ABB Financial Services. He is chairman of the board of mySafety Group AB, Swedish Export Credits Guarantee Board (EKN), Flexenclosure AB and Roxtra AB and a director of Catella AB. Mr. Roxendal resigned in April, 2016.

Mr. Tauriainen was appointed director in October 2014. He is currently the Head of the Americas Department of the Swedish Ministry for Foreign Affairs, having previously served as the Ministry’s Head of the Department of International Trade. Mr. Tauriainen also served as the Swedish Ambassador to Singapore and Canada.

Mr. Uggla was appointed director in April 2016. He is currently Board Member of Hoist Finance AB and Chairman of the Board Fotografiska, Stockholm. He has previously served as Executive Vice President Handelsbanken, in several roles including head of Stockholm Region, Head of UK and Head of Handelsbanken International.

A.2          Management — Executive Officers

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

B             Compensation of Directors and Officers

Remuneration, Skr mn	2016	2015	2014
Aggregate remuneration of all directors and executive officers as a group (1)	24.3	22.8	21.0
Chairman of the Board	0.7	0,6	0,6
Each director (2)	0.0-0.2	0.0-0.3	0.0-0.3
CEO Catrin Fransson (3)	4.6	4.5	3.2
Other executive officers of the Parent Company (4)	17.9	16.5	14.5
of which variable remuneration	—	—	—
Pension plan with an insurance company on behalf of all executive officers	6.3	5.9	5.9

(1) In the form of salaries in the case of executive officers and in the case of executive officers and in the case of directors consisted of fees, and other benefits.

(2) Since April 29, 2010, remuneration is not paid from the company to the representatives on the Board who are employed by the owner, the Swedish State.

(3) Remuneration and other benefits. The CEO did not receive any variable compensation.

(4) Remuneration and other benefits.

For information on amounts set aside or accrued by SEK to provide employee pension benefits, see also Note 5 to the Consolidated Financial Statements.

C             Board Practices

Activities and Division of Responsibility within the Board

The Board is responsible for the organization and the administration of SEK’s affairs. The Board is also tasked with ensuring that the company’s financial statements are prepared in accordance with legislation, applicable accounting standards and other requirements. The Board must continually assess SEK’s financial position and ensure that SEK is structured in such a way that its accounting, management of funds and SEK’s other financial circumstances are governed by satisfactory controls. The Board adopts the operating targets and strategies for the operations, and issues general internal regulations in policies and instructions. The Board ensures that an efficient system is in place to monitor and control SEK’s operations. In addition, the Board is tasked with appointing, and dismissing if necessary, the CEO and Chief Risk Officer and deciding on remuneration of these individuals and other members of executive management.

The CEO attends all meetings of the Board except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work.

The Board establishes rules of procedure every year. The rules of procedure govern such matters as reporting to the Board, the frequency and form of the meetings of the Board, and delegation and assessment of the work of the Board and the CEO. In addition to this, the Board monitors financial developments and has ultimate responsibility for internal control, compliance and risk management.

The Board is responsible for a well thought-out and firmly established policy and strategy for dealing with respect for the environment, social responsibility, human rights, corruption and equal opportunities and diversity.

The Chairman of the Board leads the work of the Board and is responsible for ensuring that the other members of the Board are provided with the necessary information.

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board conform to applicable legislation and the rules of procedure of the Board. Auditors are invited to participate at meetings of the Board at least once a year. The auditors appointed by the Annual General Meeting have attended several of the meetings of the Board. The General Counsel acts as secretary to the Board.

The Board has established a credit committee (the body that deals with credit-related matters), a finance and risk committee (the body that deals with other financial matters besides those relating to credits as well as risk issues), an audit committee (the body that deals with the company’s financial reporting, internal control, etc.) and a remuneration committee (the body that deals with certain remuneration matters). Besides the Board committees and the work for which the Chairman is responsible, work is not divided within the Board.

Appointing the Board and Auditors

The nomination procedure for Board members complies with the state’s ownership policy and is conducted and coordinated by the Division for Corporate Governance and Analysis at the Swedish Ministry of Enterprise and Innovation. A working group analyzes the skills requirements based on the composition of the Board as well as the operations, status and future challenges of the company. Any recruitment needs are then established and the recruitment process initiated. It is important for the owner that the Board represents diversity and breadth in terms of age, gender, ethnic origin, industry experience, academic background and profession.

SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the European Banking Authority (EBA). SEK’s assessment of potential new Board members is based on the owner having identified the candidate in question according to a job specification. The owner is informed of the outcome following SEK’s assessment. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Code.

In April 2016, Ernst & Young AB were appointed as external auditors, with Erik Åström as principally responsible auditor, by the Annual General Meeting for a period of one year. The Board has decided to propose PwC as SEK’s auditors for 2017 to the Annual General Meeting.

In 2016, SEK’s Board and committees adopted the following policies and instructions:

Policy documents	Issued by
The Board’s rules of procedure	The Board
Authorization and Delegation Rules	The Board
Financial Reporting Instruction	The Board
Risk Reporting Instruction	The Board
Code of Conduct	The Board
Sustainable Business Policy	The Board
Policy on Combating Money Laundering and Terrorist Financing	The Board
Internal Governance and Control Policy	The Board
Risk Policy	The Board
Finance Policy	The Board
Credit Policy	The Board
Remuneration Policy	The Board
Instruction for the CEO	The Board
Instruction for the Chief Risk Officer, CRO	The Board
Instruction for the Internal Audit function	The Board
Instruction for the Compliance function	The Board
Instruction for the assessment of the suitability of Board members, the CEO and senior executives	Remuneration Committee
Financing Strategy	Finance and Risk Committee
Liquidity Strategy	Finance and Risk Committee
Market risk limits	Finance and Risk Committee

In 2016 the Board determined or dealt with matters as follow:

•                  Year-end report and annual report

•                  Annual reports from internal audit and regulatory compliance

•                  Review of SEK’s remuneration system

•                  Adoption of the Pillar 3 report and risk strategy

•                  Client visit at SAAB AB in Linköping, Sweden and at Skanska and banks in London, UK

•                  Project decisions

•                  Internal capital adequacy assessment process

•                  Notice of Annual General Meeting

•                  Decision on salary and benefits for CEO and senior executives

•                  Review of 2015 CEO and Board evaluation

•                  Statutory Board meeting

•      Interim reports

•                  Review of the revised structure for internal rules

•                  Strategy meeting

•                  Review of outcome of employee survey

•                  Termination of the employee incentive system, which has been replaced with an employee benefit package

•                  Review of succession plan for senior executives

•                  Issue of several new and revised governing documents

•                  Business plan

•                  Selection of external auditors

•                  Decision on business plan

•                  Board training

Quality assurance of financial reporting

To ensure correct and reliable financial reporting, SEK has developed a management system for financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework for internal control (2013 version). This internal control framework is divided into five components: Control Environment, Risk Assessment, Control Activities, Information and Communication, and Monitoring Activities.

Evaluation of the work of the Board and the senior executives

A separate assessment of the work of the Board and executive management is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Chairman of the Board, to the owner. An evaluation is also performed by the owner in conjunction with the nomination of Board members. The Chairman and Board members check assessments regularly during the year.

The Board Committees

The Board established the following committees. The Board’s rules of procedure include establishing annual instructions for all of its committees. The minutes from each committee are reported at meetings of the Board by the respective committee’s chairman.

Credit Committee

Jan Belfrage (Chairman), Lars Linder-Aronson, Ulla Nilsson and Teppo Tauriainen

•                  Ensure the Board’s involvement in decision-making regarding credit risks.

•                  Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board.

Finance and Risk Committee

Cecilia Ardström (Chairman), Lars Linder-Aronson, Ulla Nilsson and Magnus Uggla

•                  Ensure that the company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

•                  Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues, as well as regarding overall issues concerning the company’s financial operations.

•                  Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lars Linder-Aronson (Chairman), Susanne Lithander and Lotta Mellström

•                  Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the management, and general issues relating to salaries, pensions and other benefits.

•                  Prepare proposals regarding the remuneration policy for decision by the Board.

•                  Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.

•                  Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Lotta Mellström (Chairman), Lars Linder-Aronson and Susanne Lithander

•                  Monitor the company’s financial reporting and to submit recommendations and proposals aimed at assuring the reliability of the company’s reporting.

•                  Monitor the efficiency of the company’s internal control, internal audit and risk management in terms of the financial reporting.

•                  Evaluate the audit process and, through the Chairman of the Board, to inform the company’s owner about the results of the evaluation.

•                  Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.

•                  Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2016

		Board of Remuneration		Finance and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	47	12	5	7	14	9
Lars Linder-Aronson	41	12	5	7	11	6
Cecilia Ardström	19	12	0	7	0	0
Jan Belfrage	24	11	0	0	13	0
Susanne Lithander	24	10	5	0	0	9
Lotta Mellström	26	12	5	0	0	9
Ulla Nilsson	29	10	0	7	12	0
Jan Roxendal	10	6	0	0	2	2
Teppo Tauriainen	23	11	0	0	12	0
Magnus Uggla	10	6	0	4	0	0

Jan Roxendal stepped down from the Board on April 26, 2016. Jan participated in six meetings in 2016

Jan Roxendal stepped down from the Credit Committee on April 26, 2016. Jan participated in two meetings in 2016

Jan Roxendal stepped down from the Audit Committee on April 26, 2016. Jan participated in two meetings in 2016

Magnus Uggla was elected as a member of the Board and the Finance and Risk Committee on April 26, 2016

D             Employee Relations

	2016	2015	2014
Average employees	260	251	243
of which female	122	115	111
of which male	138	136	132

Employees at year-end	256	263	241

The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans are in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be strong.

For more information, see “Personnel Expenses” in Note 5 to the Consolidated Financial Statements.

Members of the Board, the CEO, and other executive officers have no share ownership in the Parent Company or Subsidiaries and no options have been granted to them with respect to the Parent Company’s shares. There are no arrangements for involving the employees in the capital of the Parent Company, including any arrangement that involves the issue or grant of options or shares or securities of the Parent Company.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A             Major Shareholders

As of December 31, 2016 the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the shares.

The following table sets forth the share ownership of the Parent Company:

Shareholder		Ownership %	Number of shares
Kingdom of Sweden	Appr.	100.00	3,990,000

Ownership and governance

SEK is owned by the Swedish State. The State exerts its influence at the Parent Company’s general meetings and through representation on the Board.

The governance of SEK is divided between the shareholder, the Board and the CEO, in accordance with the Swedish Companies Act, the Articles of Association, and the Board’ procedural rules. The Board appoints the CEO, who conducts ongoing management in accordance with the Board’ guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• the sole shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

• other related parties

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office, and the EKN, 36 percent of the Group’s outstanding loans as of December 31, 2016, were guaranteed by the State (year-end 2015: 36 percent). SEK administers, for compensation, the State’s export credit support system, and the State’s concessionary credit program, the S-system. See Note 1(f) and Note 25 to the Consolidated Financial Statements.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the government decided to provide SEK with access to a credit facility during 2009 amounting to Skr 100 billion via the Swedish National Debt Office, an action that was approved by the parliament. In 2010, the parliament authorized the government to sell government guarantees to SEK on market terms, for new borrowing during 2010 of up to Skr 250 billion. This was a prolongation of the decision made in 2009, in order to further enhance the ability of SEK to promote the Swedish export industry. In January 2011 and 2012, both the credit facility and the ability to purchase state guarantees were extended on the same terms for 2011 and 2012, respectively. In December 2012, the government decided to further extend the ability to purchase state guarantees and the credit facility during 2013 up to a maximum amount of Skr 100 billion. Of the total amount agreed for 2013, Skr 80 billion was intended for state-supported loans (CIRR) and Skr 20 billion for commercial export financing.

In December 2013, the Swedish Parliament decided that the credit facility for 2014 would amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish Parliament also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2014, the credit facility was prolonged on the same terms for 2015. The Swedish parliament also decided not to prolong the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2015, the credit facility was extended for 2016, though the facility amount has changed to Skr 125 billion. In December 2016, the credit facility of Skr 125 billion was extended for 2017. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

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

See Item 18, “Financial Statements.”

Legal Proceedings

There is no material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

The Board resolved for each year, that the corresponding amount was to be paid to the sole shareholder, the Swedish State, in relation to the fiscal year of each such year, as listed in the table below.

	In relation to the respective years
	2016	2015	2014
Dividend	Skr 234 mn	Skr 356 mn	Skr 378 mn
-of which per share	Skr 58.65	Skr 89.22	Skr 94.74

For additional details regarding equity, see the Consolidated Statement of Equity.

B          Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2016.

ITEM 9. THE OFFER AND LISTING

A          Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of SEK’s U.S. medium term notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.

As of December 31,
2016
Notes listed on European exchanges of which:
-Listed on the London Stock Exchange	5.125% Global Notes due March 1, 2017

-Listed on the Irish Stock Exchange	Floating Rate Global Notes due January 23, 2017,
1.750% Global Notes due May 30, 2017,
Floating Rate Global Notes due June 12, 2017
Floating Rate Global Notes due September 28, 2017
Floating Rate Global Notes due November 10, 2017
1.125% Global Notes due April 5, 2018,
Floating Rate Global Notes due October 4, 2018,
Floating Rate Global Notes due January 14, 2019,
1.25% Global Notes due April 12, 2019,
1.875% Global Notes due June 17, 2019,
1.125% Global Notes due August 28, 2019,
1.875% Global Notes due June 23, 2020,
1.750% Global Notes due August 28, 2020, and
1.750% Global Notes due March 10, 2021

Other issues of SEK’s Medium Term Notes are traded in the over-the-counter market.

ITEM 10. ADDITIONAL INFORMATION

A          The Share Capital

The share capital of the Parent Company shall be not less than Skr 1,500 million and not more than Skr 6,000 million. No shareholder is obliged to make additional capital contributions to the Parent Company solely as a result of being a shareholder.

Shareholders’ rights may only be changed by a majority (and in certain cases a qualified majority) of the shares represented at a general meeting of the shareholders. However, all resolutions passed at a general meeting of the shareholders are subject to mandatory provisions under Swedish law (for practical purposes, primarily the Swedish Companies Act). In particular, there are rules protecting minority shareholders and there is a general principle that all shares and shareholders shall be treated equally.

Annual General Meeting

The Annual General Meeting is held once a year not later than six months following the end of the preceding fiscal year. Notices convening an Annual General Meeting or any other general meeting called to resolve upon any amendment of the Articles of Association, shall be issued not earlier than six weeks and not later than four weeks prior to the meeting. Notices convening a general meeting, in cases other than those set forth in the preceding sentence, shall be issued not earlier than six weeks and not later than three weeks prior to the meeting. Each person entitled to vote at an Annual General Meeting shall have the right to vote all the shares owned and represented by that person. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

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

Purpose

Under Article 3 of the Articles of Association, the Parent Company’s objective is to engage, on commercial grounds, in Swedish and international financing activities in accordance with the Swedish Banking and Financing Business Act (2004:297) in order to promote activities of Swedish interest, directly or indirectly related to the Swedish export industry, including Swedish infrastructure, and further to otherwise strengthen the internationalization and competitiveness of Swedish industry. The Parent Company’s financing activities include, but are not limited to: (i) borrowing funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments; (ii) granting and intermediating loans, for example in the form of loans secured by charges over real property or claims; (iii) issuing guarantees and assuming similar obligations; (iv) the holding of securities and the conduct of trading in securities; and (v) to engage in securities operations in accordance with the Swedish Securities Market Act (2007:528).

Certain Powers of Directors

Under the Swedish Companies Act (2005:551), the Board is ultimately responsible for the Parent Company’s organization and the management of its affairs.

A resolution of the Board requires the approval of a majority of the members of the Board. However, the Board may delegate the authority to borrow and lend funds on behalf of the Parent Company to the CEO or another employee, acting singly or jointly, provided that such financing transaction does not contravene any fundamental policy of the Parent Company and is not otherwise of great significance to the Parent Company. There are no legal requirements applicable to any member of the Board requiring the ownership of shares in the Parent Company, or requiring retirement at a certain age.

Although the Articles of Association do not address voting by directors on matters in which they are interested, under the Swedish Companies Act, a director may not take part in the Board’ deliberations with respect to any of the following:

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

Under Swedish law, the CEO and at least half of the Board must be resident in a European Economic Area country unless exempted by the Swedish Companies Registration Office. Under Swedish law, a director’s term of office may not be more than four years, but the Parent Company’s Articles of Association require one-year terms. A director may, however, serve any number of consecutive terms. Directors elected at a general meeting of the shareholders may be removed from office at another general meeting of the shareholders, and vacancies on the Board, except when filled by a deputy director, may only be filled by a resolution of shareholders. Each year, if not otherwise stipulated in the Parent Company’s Articles of Association, one director is elected Chairman of the Board by resolution of the Board (unless elected by the shareholders) at the statutory meeting following the Board’s appointment.

C             Material Contracts

The Parent Company is a party to certain material contracts, as defined in the Instructions to Item 10c of Form 20-F. Such contracts are either filed with this annual report or incorporated by reference herein. Please see Item 19 herein.

D          Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Swedish exchange control laws or laws restricting the import or export of capital. No approvals are necessary under Swedish law to enable the Group, at the times and in the manner provided in the Group’s debt securities and the indentures or other instruments pursuant to which such securities have been issued, to acquire and transfer out of Sweden all the amounts necessary to pay in full the principal of and/or interest on such securities, and any additional amounts payable with respect thereto, and no external approval is required for any prepayment of such securities.

Under Swedish law and the Parent Company’s Articles of Association, there are no limitations on the right of non-resident or foreign owners to hold debt securities issued by the Parent Company.

E          Swedish Taxation

The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities. The summary is based on the laws of the Kingdom of Sweden as currently in effect and is intended to provide general information only. The summary does not address inter alia situations where debt securities are held in an investment savings account (Sw. investeringssparkonto), the tax consequences in connection with a relevant authority’s exercise of bail-in tools and/or any other powers under the Resolution Act, the tax consequences in connection with any impairment of the debt securities, or the rules regarding reporting obligations for, among others, payers of interest. Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties) of acquiring, owning and disposing of debt securities in their particular circumstances.

Holders not tax resident in Sweden

Payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to the holder of any debt security should not be subject to Swedish income tax, provided that such a holder (i) is not resident in Sweden for Swedish tax purposes and (ii) does not have a permanent establishment in Sweden to which the debt securities are effectively connected.

However, broadly speaking, provided that the value of or the return on the debt securities relates to securities taxed as shares, private individuals who have been residents of Sweden for tax purposes due to a habitual abode in Sweden or a stay in Sweden for six consecutive months at any time during the calendar year of disposal or redemption or the ten calendar years preceding the year of disposal or redemption are liable for capital gains taxation in Sweden upon disposal or redemption of such debt securities. In a number of cases though, the applicability of this rule is limited by the applicable tax treaty.

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

If amounts that are deemed as interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or the legal entity on such payments. Swedish preliminary taxes should normally also be withheld on other returns on debt securities (but not capital gains), if the return is paid out together with such a payment of interest referred to above.

F             Documents on Display

The Parent Company files reports and other information with the SEC. For a fee, members of the public may request copies of these documents by writing to the SEC. Such documents may also be read and copied at the SEC’s public reference room in Washington, D.C.:

100 F Street, N. E.

Washington, D.C. 2054

Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. The Parent Company’s filings are also available on the SEC’s website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

All information about Quantitative and Qualitative Disclosures about Market Risks are included in Note 27 and Note 30 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A          Disclosure Controls and Procedures

Management, including our Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a—15(e) under the Exchange Act) as of December 31, 2016. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled and communicated to the Parent Company’s management, including the Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2016.

B          Management’s Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SEK’s financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS; (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Group; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33—8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting,” issued by the Securities and Exchange Commission. Management concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on these criteria.

C          Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Lotta Mellström (Chairman), Lars Linder-Aronson and Susanne Lithander, has a mandate to, inter alia, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16B. CODE OF ETHICS

The Group has ethical guidelines in place that apply to all employees including all executive officers. The guidelines are consistent with, and also in some respects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

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

The Code of conduct is available on our website, www.sek.se.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2016 and 2015, the fees billed from the Parent Company’s independent auditors, Ernst & Young, for 2016 and 2015.

Skr mn	2016	2015
Ernst & Young

Audit fee (1)	11	11
Audit related fee (2)	0	0
Tax related fee (3)	0	0
Total	11	11

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

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board as a whole comprised the Parent Company’s audit committee for the purposes of Rule 10A-3 under the Securities Exchange Act of 1934. In January 2008, the Board established a separate Audit Committee; which currently has three directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices — Committees — Audit Committee.” Each of the members of the Board, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole shareholder, the Swedish State is an affiliate of the Parent Company. However, no member of the Board is an Executive Officer of the Parent Company. Thus, although no member of the Board or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1)(ii)(B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E). The Parent Company does not believe that its reliance on the above exemption materially adversely affects the ability of the Audit Committee to act independently and to satisfy its duties.

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

2.5             Fiscal Agency Agreement dated April 1, 2016 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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

2.8             ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

2.9             Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

7.1    Statement of Calculation of Ratios of Earnings to Fixed Charges (filed herewith).

8.1    List of Subsidiaries (filed herewith).

12.1   Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1      Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

14.1      Consent of Independent Registered Public Accounting Firm (filed herewith).

Pursuant to Instruction 2(b) (i) in the “Instructions as to Exhibits” in Form 20-F, various instruments defining the rights of holders of long-term debt securities issued by the Company are not being filed herewith because such debt securities are not registered with the Commission and the total amount of debt securities authorized under each such instrument does not exceed 10 percent of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the Commission upon request.

Report of Independent Registered Public Accounting Firm

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

To the Board of Directors and shareholder of AB Svensk Exportkredit:

We have audited the accompanying consolidated statements of financial position of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Svensk Exportkredit at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young AB

Stockholm, Sweden
February 24, 2017

Consolidated Statement of Comprehensive Income

Skr mn	Note	2016	2015	2014
Interest revenues		3,188	2,835	3,774
Interest expenses		-1,441	-1,173	-2,196
Net interest revenues	2	1,747	1,662	1,578
Net fee and commission expense	3	-29	-6	-6
Net results of financial transactions	4	-110	400	506
Total operating income		1,608	2,056	2,078
Personnel expenses	5	-308	-295	-313
Other administrative expenses	6	-236	-164	-166
Depreciation and impairment of non-financial assets	7	-46	-98	-43
Total operating expenses		-590	-557	-522
Operating profit before net credit losses		1,018	1,499	1,556
Net credit losses	9	-16	36	73
Operating profit		1,002	1,535	1,629
Tax expenses	10	-222	-348	-369
Net profit(1)		780	1,187	1,260

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities (2)		46	-8	26
Derivatives in cash-flow hedges (2)		-169	-217	316
Tax on items to be reclassified to profit or loss	10	27	49	-75
Net items to be reclassified to profit or loss		-96	-176	267
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-26	49	-43
Tax on items not to be reclassified to profit or loss	10	6	-11	10
Net items not to be reclassified to profit or loss		-20	38	-33
Total other comprehensive income		-116	-138	234
Total comprehensive income (1)		664	1,049	1,494

Skr
Basic and diluted earnings per share(3)	195	297	316

(1) The entire profit is attributable to the shareholder of the Parent Company.

(2) See the Consolidated Statement of Changes in Equity.

(3) The average number of shares in 2016 amounts to 3,990,000 (2015: 3,990,000; 2014: 3,990,000).

Consolidated Statements of Financial Position

Skr mn	Note	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	11,12	7,054	2,258
Treasuries/government bonds	11,12	3,687	2,006
Other interest-bearing securities except loans	11,12	49,901	40,831
Loans in the form of interest-bearing securities	11,12	46,222	48,107
Loans to credit institutions	9,11,12	26,190	29,776
Loans to the public	8,9,11,12	147,909	140,806
Derivatives	14	12,005	12,672
Property, plant, equipment and intangible assets	7	123	129
Other assets	16	4,167	1,854
Prepaid expenses and accrued revenues	17	2,184	1,972
Total assets		299,442	280,411

Liabilities and equity
Borrowing from credit institutions	12,18	3,756	5,283
Borrowing from the public	12,18	0	61
Senior securities issued	12,18	249,192	228,212
Derivatives	14	22,072	23,631
Other liabilities	19	2,374	1,637
Accrued expenses and prepaid revenues	20	2,036	1,912
Deferred tax liabilities	10	559	720
Provisions	5,21	51	39
Subordinated securities issued	12,22	2,266	2,088
Total liabilities		282,306	263,583

Share capital		3,990	3,990
Reserves		130	246
Retained earnings		13,016	12,592
Total equity	23	17,136	16,828

Total liabilities and equity		299,442	280,411

Consolidated Statement of Changes in Equity

			Reserves		Defined
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	benefit plans	Retained earnings
Opening balance of equity 2014 (1)	14,990	3,990	152	-16	14	10,850
Net profit Jan-Dec 2014	1,260					1,260
Other comprehensive income Jan-Dec 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	611		611
Reclassified to profit or loss	-295		-295
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income Jan-Dec 2014	234		246	21	-33
Total comprehensive income Jan-Dec 2014	1,494		246	21	-33	1,260
Dividend	-327					-327
Closing balance of equity 2014 (1),(2)	16,157	3,990	398	5	-19	11,783
Net profit Jan-Dec 2015	1,187					1,187
Other comprehensive income Jan-Dec 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income Jan-Dec 2015	-138		-170	-6	38
Total comprehensive income Jan-Dec 2015	1,049		-170	-6	38	1,187
Dividend	-378					-378
Closing balance of equity 2015 (1),(2)	16,828	3,990	228	-1	19	12,592
Net profit Jan-Dec 2016	780					780
Other comprehensive income Jan-Dec 2016 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	46			46
Derivatives in cash flow hedges	-169		-169
Tax on items to be reclassified to profit or loss	27		37	-10
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-26				-26
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income Jan-Dec 2016	-116		-132	36	-20
Total comprehensive income Jan-Dec 2016	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity 2016 (1),(2)	17,136	3,990	96	35	-1	13,016

(1) The entire equity is attributable to the shareholder of the Parent Company.

(2) See Note 23.

Statement of Cash Flows in the Consolidated Group

Skr mn	2016	2015	2014
Operating activities
Operating profit (1)	1,002	1,535	1,629
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	16	-36	-89
Depreciation and impairment of non-financial assets	46	98	43
Exchange-rate differences	0	22	-5
Unrealized changes in fair value	195	-396	-57
Other	30	18	284
Income tax paid	-276	-580	-308
Total adjustments to convert operating profit to cash flow	11	-874	-132
Loan disbursements	-61,350	-56,404	-57,495
Repayments of loans	72,214	70,777	65,171
Net change in bonds and securities held	-9,041	28,448	10,576
Derivatives relating to loans	652	469	946
Other changes - net	-54	469	29
Cash flow from operating activities	3,434	44,420	20,724
Investing activities
Capital expenditures	-39	-66	-52
Cash flow from investing activities	-39	-66	-52
Financing activities
Short-term senior debt	17,904	16,312	12,929
Long-term senior debt	70,085	53,043	52,387
Repayments of debt	-70,829	-74,546	-67,688
Repurchase and early redemption of own long-term debt	-14,523	-41,006	-25,833
Derivatives relating to debts	-834	-2,540	6,274
Dividend paid	-356	-378	-327
Cash flow from financing activities	1,447	-49,115	-22,258
Net cash flow for the year	4,842	-4,761	-1,586
Exchange-rate differences on cash and cash equivalents	-46	-80	348
Cash and cash equivalents at beginning of the year	2,258	7,099	8,337

Cash and cash equivalents at end of the year (2)	7,054	2,258	7,099
of which cash at banks	916	294	373
of which cash equivalents	6,138	1,964	6,726

(1) Interest payments received and expenses paid
Interest payments received	2,975	2,990	4,410
Interest expenses paid	1,229	1,273	2,609

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11 to the Consolidated Financial Statements.

NOTES

Note 1. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Table of contents:

(a)	Reporting entity
(b)	Basis of presentation
(c)	Changes to accounting policies and presentation
(d)	Basis of consolidation
(e)	Segment reporting
(f)	Recognition of operating income
(g)	Foreign currency transactions
(h)	Financial instruments
(i)	Tangible assets
(j)	Intangible assets
(k)	Employee benefits
(l)	Equity
(m)	Income tax
(n)	Earnings per share
(o)	Statement of cash flows
(p)	Critical accounting policies, assumptions and estimates
(q)	Forthcoming changes in regulatory framework not yet applied

(a) Reporting entity

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is a company domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61—63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2016 encompasses SEK and its wholly owned subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (“the Subsidiaries”). These are jointly referred to as the “Consolidated Group” or “the Group”. Venantius AB is no longer engaged in any active business.

(b) Basis of presentation

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

The consolidated financial statements were approved for issuance by SEK’s Board of Directors (the Board of Directors) on February 22, 2017. The Group’s statements of comprehensive income and financial position are subject to the decision of SEK’s shareholder, at the annual general meeting to be held on March 22, 2017.

(ii) Basis of measurement

The consolidated financial statements have been prepared on an amortized cost basis, subject to the following exceptions:

all derivatives are measured at fair value, financial instruments — measured at fair value through profit or loss — are measured at fair value, available-for-sale financial assets, are measured at fair value, when applying hedge accounting at fair value, amortized cost is adjusted in the consolidated financial statements based on the underlying hedged item, in order to reflect changes in fair value with regard to the hedged risk.

(iii) Functional and presentation currency

SEK has determined that the Swedish krona (Skr) is its functional and presentation currency under IFRS. Significant factors are that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses, especially personnel expenses, other expenses and taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging the exposures between the Swedish kronor and other currencies.

(iv) Going concern

SEK’s Board of Directors and management have made an assessment of SEK’s ability to continue as a going concern and are satisfied that SEK has the resources to continue operations for the foreseeable future. The Board of Directors and management are not aware of any material uncertainties that may could significant doubt upon SEK’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going-concern basis.

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2015 Annual Report, except for changes in the Swedish Annual Accounts Act for Credit Institutions and Securities Companies and FFFS 2008:25. The changes in the Swedish Annual Accounts Act for Credit Institutions and Securities Companies and FFFS 2008:25 entail that the possibility of recognizing memorandum items has been removed and disclosures must now be provided in Note 24 Pledged assets and contingent liabilities. In addition, remeasurements of defined-benefit net liabilities for defined-benefit pension plans are now recognized in a separate reserve in equity: reserve for defined-benefit plans. These were previously recognized in retained earnings; the change is applied retrospectively from the introduction of IAS 19R. For financial guarantees documented as derivatives, a voluntary change of accounting policy occurred during 2016. They are now accounted for as derivatives in line with current accounting practice and measured at fair value, compared to earlier as guarantees at amortized cost. The effect of the accounting policy change is not material for current or prior periods.

In addition to the above changes, certain amounts reported in prior periods have been reclassified to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that have not been named are either not applicable to SEK or have been adjudged to not have a material impact on SEK’s financial reporting.

(d) Basis of consolidation

The consolidated financial statements encompass the Parent Company and all subsidiaries, meaning companies over which the Parent Company has control and that are impacted by the company’s results. The consolidated financial statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Consolidation of SEK pursuant to the supervisory regulations does not differ from the consolidation made in the consolidated financial statements. Since no subsidiary is an institute pursuant to the CRR definition, subsidiaries are not subject to the supervisory regulations on an individual basis. No current or anticipated material restrictions have been identified to prevent the transfer of own funds or the repayment of liabilities among the parent or its subsidiaries.

(e) Segment reporting

Segments are identified based on internal reporting to the CEO who serves as the chief operating decision maker. SEK has one segment, lending, based partly on the company’s mission from the owner, which is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, and partly on how governance and earnings monitoring of the business are conducted. Accordingly, no segment reporting has been prepared. Disclosures regarding the geographic breakdown and revenue per product group are presented in notes 2 and 3.

(f) Recognition of operating income

(i) Net interest income

Interest revenues and interest expenses related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest income and interest expense are recognized gross, with the exception of interest income and interest expenses related to derivative instruments, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest income, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative effective interest rates on assets are recognized as interest expense and negative effective interest rates on liabilities are recognized as interest income. Interest income and interest expenses are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expenses that are a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation. Fees regarded as an integral part of the effective interest rate of a financial instrument are treated as an adjustment to the effective interest rate (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. In addition to interest income and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee (as earlier the stability fund fee) and guarantee commissions that are comparable to interest.

The state-supported system (“S-system”) SEK’s net compensation for administrating the S-system is recognized as part of interest income in the statement of comprehensive income. SEK administers, in return for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (jointly referred to as the “S-system”). Pursuant to the instruction from the State, the State reimburses SEK for all interest differentials, financing costs and any net foreign exchange losses under the S-system. SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in individual transactions. This assessment has been made based on a number of factors, such as: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. Accordingly, interest income, interest expense and other costs settled with the State are not recognized in SEK’s statement of comprehensive income. Such settlements are made on a yearly basis. Assets and liabilities related to the S-system are included in SEK’s assets and liabilities since SEK bears the credit risk for the lending and acts as contractor for lending and borrowing. Unrealized fair value changes on derivatives related to the S-system are recognized net under other assets. Accordingly, assets and liabilities related to the S-system are included in the statement of financial position for the Consolidated Group.

(ii) Net fee and commission expense

Commissions earned and commissions incurred are recognized as net fee and commission expense in SEK’s statement of comprehensive income. The gross amounts of commissions earned and commissions incurred are disclosed in the notes to the financial statements. The recognition of commission income depends on the purpose for which the fee is received. Fees are either recognized as revenue when services are provided or accrued over the period of a specific business transaction. Commissions incurred are transaction-based, and are recognized in the period in which the services are received. Guarantee commissions that are comparable to interest and fees that comprise integrated components of financial instruments, and therefore included in the effective interest rate, are not recognized as commission and are instead included under net interest income.

(iii) Net results of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses on all financial instruments carried at fair value, except for the types of financial instruments for which the change is to be recognized in other comprehensive income. Gains and losses include gains and losses related to currency exchange -rate effects, interest-rate changes, changes in credit spreads on SEK’s own debt, changes in basis-spreads and changes in the creditworthiness of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks in fair-value hedges and inefficiency in cash-flow hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from buy-back of issued own debt, are recognized as they arise directly under net results of financial transactions.

(g) Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated into the functional currency (Swedish krona) at the exchange rates applicable on the last day of each relevant reporting period. Revenues and costs in foreign currencies are translated into Swedish kronor at the exchange rate prevailing on the dates that they arise. Any changes in the exchange rates between the relevant currencies and the Swedish krona relating to the period between the dates that they arise and the date of settlement are recognized as currency exchange-rate effects. Currency exchange effects on the nominal amounts of financial assets and liabilities measured at fair value are recognized as currency exchange effects, although currency exchange effect of the change in fair value that arises due to other components is not separated. Currency exchange effects are included as a component of net results of financial transactions.

(h) Financial instruments

(i) Recognition and derecognition in the statement of financial position

When recognizing financial instruments, trade date accounting is applied for the recognition and derecognition of securities bought, securities issued and derivatives. Other financial instruments are recognized in the statement of financial position and derecognized from this on the relevant settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the statement of comprehensive income under net results of financial transactions.

(ii) Measurement on initial recognition

When financial instruments are initially recognized, they are measured at fair value plus, in the case of a financial assets or financial liabilities not carried at fair value through profit or loss, any transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability.

(iii) Offsetting

Financial assets and liabilities are offset and presented in the statement of financial position when the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Derivative assets and derivative liabilities in relation to central clearing counterparties are not offset, since these so far do not add up to material amounts. Refer to Note 14 for further information about the offsetting of financial assets and financial liabilities.

(iv) Classification of financial assets and liabilities

Financial assets are categorized in three categories for valuation purposes: loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. Financial liabilities are categorized in two categories for valuation purposes: financial liabilities at fair value through profit or loss and other financial liabilities.

Loans and accounts receivable. This category is used for loans and loans in the form of interest bearing securities that are not listed in an active market. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. The balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and the greater part of Loans in the form of interest-bearing securities are included in this category. When one, or multiple, derivatives are used to hedge a currency and/or interest rate exposure relating to a loan or receivable, fair-value hedge accounting is applied. Furthermore, cash-flow hedge accounting can be applied for certain transactions classified as loans and receivables, such as when SEK wishes to hedge against variability in the cash flow from these assets. Hedge accounting is not applied for lending in the S-system.

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

Available-for-sale financial assets. This category is used for interest-bearing assets included in SEK’s liquidity investments. Transactions classified as available-for-sale financial assets are carried at fair value, with unrealized changes in value recognized in other comprehensive income. If assets are sold, changes in fair value are transferred from other comprehensive income to profit or loss.

Financial liabilities at fair value through profit or loss. There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss and financial liabilities held-for-trading. Senior securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting. No liabilities were classified as held-for-trading other than derivatives held for economic hedging.

Other financial liabilities. All senior securities issued by SEK other than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized cost, using the effective interest rate method. Where one or more derivative is used to hedge currency, interest rate and/or other exposures, fair-value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is subject to fair-value hedge accounting. When applying fair-value hedge accounting on subordinated debt, hedging is applied to the subordinated debt for the period corresponding to the derivative’s time to maturity, when the maturities do not coincide.

(v) Presentation of certain financial instruments in the statement of financial position

The presentation of financial instruments in the statement of financial position differs in certain respects from the categorization of financial instruments made for valuation purposes. Loans in the form of interest-bearing securities comprise loans granted to customers that are contractually documented in the form of interest-bearing securities, as opposed to bilateral loan agreements, which are classified in the statement of financial position either as loans to credit institutions or loans to the public. All other financial assets that are not classified in the statement of financial position as loans in the form of interest-bearing securities are presented as cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans or derivatives.

(vi) Presentation of certain financial instruments

Derivatives. In the ordinary course of its business, SEK uses various types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate or other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except in connection with hedge accounting. Where SEK decides to categorize a financial asset or liability at fair value through profit or loss, the purpose is always to avoid the mismatch that would otherwise arise from the fact that the changes in the value of the derivative, measured at fair value, would not match the changes in value of the underlying asset or liability, measured at amortized cost.

Guarantees. SEK holds financial guarantee contracts in connection with certain loans. Such guarantees are ordinarily accounted for as guarantees in accordance with SEK’s established accounting policy and are therefore not recognized in the statement of financial position (except for the deferred costs of related guarantee fees paid in advance for future periods). When SEK classifies a risk-mitigating instrument as a financial guarantee, SEK always owns the specific asset whose risk the financial guarantee mitigates and the potential amount that SEK can receive from the counterparty under the guarantee represents only the actual loss incurred by SEK related to its holding. Premiums on financial guarantees are accrued and recognized as interest expense in net interest income. Credit default swaps are recognized at fair value through profit or loss.

Embedded derivatives. In the ordinary course of its business, SEK issues or acquires financial assets or financial liabilities that frequently contain embedded derivatives. When financial assets or liabilities contain embedded derivatives, where the financial characteristics and risks of the instrument’s unique components are not closely related, the entire instrument is irrevocably classified as financial assets or financial liabilities measured at fair value through profit or loss, and thus does not separate the embedded derivatives.

Leasing assets. In the ordinary course of its business, SEK acquires leases that are classified as finance leases (as opposed to operating leases). When making such a classification, all aspects of the leasing contract, including third-party guarantees, are taken into account. Financial leases are reported as receivables from the lessees in the category of loans and receivables. Any lease payment that is received from a lessee is divided into two components for the purposes of measurement: one component constituting a repayment of the loan and the other component recognized as interest income.

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading “Commitments” in note 24 are measured as the undiscounted future cash flow concerning loan disbursements related to loans committed but not yet disbursed at the period-end date, as well as binding offers.

Reacquired debt. SEK reacquires its own debt from time to time. Gains or losses that SEK realizes when reacquiring own debt instruments are recognized in the statement of comprehensive income as a component of net results of financial transactions.

(vii) Hedge accounting

SEK applies hedge accounting in cases where derivatives are used to create economic hedging and the hedge relationship is eligible for hedge accounting, with the exception of lending within the S-system, for which hedge accounting is not applied. The method used for hedge accounting is either fair-value hedge accounting or cash flow hedge accounting. In order to be able to apply hedge accounting, the hedging relationships must be highly effective in offsetting changes in fair values attributable to the hedged risks, both at inception of the hedge and on an ongoing basis. If hedge efficiency does not fall within established boundaries, the hedge relationship is discontinued.

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives are used to hedge the interest rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest rate risk). The hedging instrument may consist of one or several derivatives that exchange fixed interest for floating interest in the same currency (interest rate derivatives) or one or several instruments that exchange fixed interest in one currency for floating interest in another currency (interest and currency derivatives), in which case the currency risk is a part of the fair value hedge.

If a fair-value hedge relationship no longer fulfills the requirements for hedge accounting, the hedged item ceases to be measured at fair value and is measured at amortized cost, and the previously recognized fair-value changes for the hedged item are amortized over the remaining maturity of the previously hedged item.

Cash-flow hedge accounting. Cash flow hedge accounting is used for transactions in which one or several derivatives hedge risk for variability in the cash flows from a floating-rate financial asset or liability. When hedging cash flows, the hedged asset or liability is measured at amortized cost and changes in fair value in the hedging instrument are recognized in other comprehensive income. When the hedged cash flow is recognized in profit or loss, the fair-value changes in the hedging instrument are reclassified from other comprehensive income to profit or loss. SEK defines the risk hedged in a cash flow hedge as the risk of variability of cash flows with regard to a chosen reference rate (referred to as cash flow risk). The hedging instrument may consist of one or several derivatives that exchange floating interest for fixed interest in the same currency (interest rate derivatives) or one or several instruments that exchange floating interest in one currency for fixed interest in another currency (interest and currency derivatives).

If a cash flow hedge relationship no longer fulfills the requirements for hedge accounting, or if the designation is revoked and accumulated gains or losses related to the hedge have been recorded in equity, such gains or losses remain in equity and are amortized through other comprehensive to profit or loss over the remaining maturity of the previously hedged item.

(viii) Principles for determination of fair value of financial instruments.

The best evidence of fair value is quoted prices in an active market. Fair-value measurements are categorized using a fair-value hierarchy. The financial instruments measured at fair value have been categorized under the three levels of the fair-value hierarchy according to IFRS that reflect the significance of inputs. The categorization of these instruments is based on the lowest level input that is significant to the fair-value measurement in its entirety. SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments:

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

For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using, if available, recent arm’s length market transactions between knowledgeable, willing parties. Reference to the current fair value of another instrument that is substantially the same can also be used. If the aforementioned are not available, discounted cash flow analysis or option pricing models may be used for assessing the instrument’s value. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments, or based on any available observable market data, or compared with the counterparty’s prices.

In calculating fair value, SEK seeks to use observable market quotes (market data) to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points; and

quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

historically observed market data. One example is when there are no observable market data as of that day’s date, the previous day’s market data is used in the valuation.

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

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data such as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by recent SEK’s issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied by SEK when there are additional factors that market participants take into account and that are not captured by the valuation model. The independent risk function assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and other non-observable parameters, where relevant.

All models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

(ix) Determination of fair value of certain types of financial instruments

Derivatives. Derivative instruments are recognized at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to credit risk (own or counterparty) is based on publicly quoted prices on credit default swaps of the counterparty or SEK, if such prices are available.

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

(x) Impairment testing of financial assets.

SEK impairment tests loans and other financial assets as described below. Loans and other financial assets are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

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

Recoveries are recorded only if there is virtual certainty of collection, such as in the aftermath of a bankruptcy proceeding when the payment due to be paid to SEK has been finally determined by a court of jurisdiction.

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

(i) Tangible assets

Items of property and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Tangible assets are depreciated using the straight-line method over their estimated useful lives. Average useful lives, depreciation methods and residual values are evaluated and tested annually. No depreciation is carried out from the time that an asset is classified as an asset held-for-sale.

(j) Intangible assets

Intangible assets comprise mainly the capitalized portion of investments in IT systems. Expenses that are directly attributable to large investments in the development of IT systems are recognized as intangible assets if they are expected to generate future economic benefits. The capitalized portion of investments in IT systems includes expenses related to the intangible asset, such as consulting fees and expenses for Group personnel who have contributed to producing the intangible asset. Each intangible asset is depreciated using the straight-line method over an estimated useful life from the date the asset is available for use. Average useful lives are evaluated and tested annually. An annual impairment test is performed on intangible assets not yet used.

(k) Employee benefits

SEK sponsors both defined benefit and defined contribution pension plans.

(i) Defined-contribution plans

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

(ii) Defined-benefit plans

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

The cost for defined benefit plans is calculated using the “projected unit credit method”, which distributes the cost of a plan over a covered employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation, and mortality rates. The discount rate used is the equivalent of the interest rate for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptions and experience-based obligated adjustments generate actuarial gains or losses. These actuarial gains and losses are reported together with the difference between actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains / losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss. The companies of the Group participate in various public pension plans covering all employees. Sufficient information is available to allow the calculation of SEK’s proportionate share of the defined-benefit liabilities, assets and the costs for these plans. The future costs of the plans may change accordingly if the underlying assumptions of the plans change.

(l) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit. Reserves consist of the following items: the reserve for fair-value changes in respect of available-for-sale securities (fair value reserve), the reserve for fair-value changes in derivatives in cash-flow hedges (hedge reserve) and the reserve for remeasurement in respect of defined-benefit pension plans (reserve for defined-benefit plans).

(m) Income tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes on taxable temporary differences are calculated with an expected tax rate of 22.0 percent (2015: 22.0 percent). Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss or through other comprehensive income.

(n) Earnings per share

Earnings per share are calculated as net profit divided by the average number of shares. There is no dilution of shares.

(o) Statement of cash flows

The Statement of Cash Flows shows inflows and outflows of cash and cash equivalents during the year. SEK’s Statement of Cash Flows has been prepared in accordance with the indirect method, whereby operating profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash and cash equivalents include cash at banks where amounts can be immediately converted into cash, and short-term deposits where the time to maturity does not exceed three months from acquisition date.

(p) Critical accounting policies, assumptions and estimates

When applying the Group’s accounting policies, management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. These estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the recognized amounts of assets, liabilities, income and expenses as well as disclosures. Actual outcomes can later differ from the estimates and the assumptions made.

SEK assesses that the judgments made related to the following critical accounting policies are the most significant:

Functional currency of the Parent Company

SEK is to considered an agent in respect of the S-system

Furthermore, the company has identified the following key sources of estimation uncertainty when applying IFRS:

Fair value assessments of certain financial instruments

Provisions for probable credit losses

(i) Functional currency of the Parent Company

SEK has established that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Under IFRS, both assets and liabilities are translated at closing exchange-rates and the differences between historical carrying amounts and current values are recognized as currency exchange-rate effects in the statement of comprehensive income. These differences largely offset each other, causing the net result not to be of a material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See Note 27 for information on SEK’s positions in foreign currency.

(ii) SEK is to considered an agent in respect of the S-system

SEK has determined that the S-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish State, rather than being the principal in individual transactions. This assessment has been made based on a number of factors, such as the following: (i) although it does in form, SEK does not in substance bear risks and make decisions associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the S-system on a net basis in profit or loss, rather than the gross amounts collected, in accordance with the owner instruction from the State. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be regarded as revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. For information on the S-system, refer to Note 25.

(iii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives and issued (not subordinated) debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. See Note 27 for disclosure of change in value of assets and liabilities if the market interest rate rises or falls by one percentage point. Other pricing models or assumptions could produce different valuation results.

SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and thereafter an approval, in addition to approval of all models at least annually. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) is made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see Note 12, for fair value changes related to credit risk.)

    When financial assets or liabilities are recognized at fair value, the instruments are recognized at their full fair value, including any credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread, depending on whether the instrument is an asset or a liability. Developments in the financial markets have to some extent affected the prices at which SEK’s debt is issued. These changes, which are different in different markets, have been included in the calculation of fair value for these liabilities.

SEK issues debt instruments in many financial markets. A large portion of these are compound financial instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives with corresponding structures in order to obtain effective economic hedges. Such compound financial instruments are classified as financial liabilities measured at fair value. As there mostly are no market quotes for this group of transactions, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumptions are used, or if assumptions are changed, this could produce other valuation results. Excluding the impact on the valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e. the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good credit ratings. Moreover, SEK endeavors to enter into ISDA Master Agreements with Credit Support Annexes with its counterparties. This means that the highest allowed risk level is established in advance, regardless of what changes in market value may occur. Derivatives are valued at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. SEK uses a model to adjust the fair value of the net exposure for changes in SEK’s or the counterparty’s credit quality. The models use directly observable market parameters if such are available.

At December 31, 2016, financial assets and liabilities for which valuation models had been used, and where market inputs with a significant effect on the recorded fair value are observable (level 2) amounted to Skr 57 billion (year-end 2015: Skr 48 billion) and Skr 41 billion (year-end 2015: Skr 39 billion) (19 percent (year-end 2015: Skr 17 percent) and 14 percent (year-end 2015: Skr 15 percent) of total financial assets and total financial liabilities, respectively). Financial assets and liabilities for which valuation includes non-observable parameters amounted to Skr 3 billion (year-end 2015: Skr 2 billion) and Skr 53 billion (year-end 2015: Skr 43 billion) (1 percent (year-end 2015: Skr 1 percent) and 19 percent (year-end 2015: Skr 17 percent) of total financial assets and total financial liabilities, respectively). The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2016, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3 instruments amounted to Skr -227 million (year-end 2015: Skr -222 million) and Skr 227 million (year-end 2015: Skr 225 million), respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iv) Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that it is probable that the obligation under a loan agreement or another asset held by SEK, in each case together with existing guarantees and collateral, will fail to cover SEK’s full claim. If the judgment underlying this determination were to change, this could result in a material change in provisions for probable credit losses.

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash repayments. This estimate takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those previously recognized in the financial statements. On December 31, 2016, total lending amounted to Skr 209 billion (205) and the related impairment reserve amounted to Skr 244 million (228), of which the individual reserve accounted for Skr 84 million (66). If, for example, the actual amount of total future cash flow were to be 10 percent higher or lower than the estimate, this would affect operating profit for the fiscal year ended December 31, 2016 by an additional Skr 20-30 million (20-30) and equity at the same date by Skr 16-24 million (16-24). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively. See Note 9 and Section (h) above for additional information.

(q)  Forthcoming changes in regulatory framework not yet applied

The following new standards and amendments to standards and interpretations not yet adopted are considered to impact SEK:

(i) IFRS 9 Financial instruments

In July 2014, IASB issued IFRS 9 Financial Instruments, the definitive standard for the recognition and measurement of financial instruments. IFRS 9 replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, and becomes effective on January 1, 2018. During 2015, SEK initiated the implementation of IFRS 9 by setting up a project with participants from Risk, Credit, Lending, Finance and Administration and IT. The project has substreams for Classification and Measurement, Impairment, Hedge Accounting Disclosures and Finrep. The project is now in the implementation phase, with parallel runs scheduled for the second half of 2017, and is scheduled to become effective on January 1, 2018.

Classification and measurement.  For financial assets, the current categories will be removed but the three measurement methods will be retained: fair value through profit or loss, fair value through other comprehensive income and amortized cost. To determine what should be accounted for in which way, a new valuation model is being introduced based on the business model, which is assessed at portfolio level, and type of cash flows, which is assessed at instrument level. The option of deciding on initial recognition to choose to recognize financial instruments at fair value through profit or loss still remains in those cases where this would eliminate or materially reduce measurement and accounting mismatches. The changes are expected to have limited measurement consequences for SEK’s lending portfolios and, in the vast majority of cases, these will continue to be measured at amortized cost. It is anticipated that financial assets and liabilities measured at fair value through profit or loss will continue to be measured at fair value through profit or loss. Most of the instruments classified as available for sale under IAS 39 are expected to be measured at amortized cost or at fair value through other comprehensive income, while a number of instruments are expected to be measured at fair value through profit or loss, either because of the type of cash flows or because of their business model. For financial liabilities, the policies have essentially been transferred from IAS 39. A material change for SEK is that when own debt is measured at fair value through profit or loss, changes in value due to the company’s own credit risk will no longer affect profit or loss but will be separated and recognized directly through other comprehensive income, which will probably entail reduced profit volatility for SEK.

Hedge accounting. As a result of the new general rules for hedge accounting, companies can better reflect their risk management in the consolidated financial statements.  IFRS 9 provides opportunities for improving and simplifying hedge accounting, which will primarily affect the hedge accounting process. SEK plans to implement hedge accounting under IFRS 9 effective January 1, 2018.

Impairment. One of the major changes compared with IAS 39 and which is expected to have the greatest consequences is that the loan loss impairment methodology based on incurred losses under IAS 39 will be replaced with a forward-looking expected loss approach. IFRS 9 states that all assets measured at amortized cost and at fair value through other comprehensive income, as well as loan commitments and financial guarantees, are to be subject to impairment testing, which is a change in relation to IAS 39, where collective provisions are not posted for off-balance-sheet exposures or available-for-sale financial assets.  The provision is based on the expected credit losses associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination, in which case, the provision is based on the probability of default over the life of the asset.

           The assets are grouped into three stages depending on the degree of credit deterioration. Stage 1 is where the loan is placed at initial recognition and which is encompassed by assets for where the credits has not increased significantly since initial recognition. The provisions correspond to the 12-month expected credit losses. Under IAS 39, the impairment of assets corresponding to those in stage 1 has been assessed collectively, whereby the need for impairment is related to losses that have occurred as of a period-end date but which have not yet been identified as individual impairment losses. Stage 2 comprises assets for which the credit risk has increased significantly since their initial recognition. For these assets, a loss allowance needs to be recognized based on their lifetime expected credit losses. Under IAS 39, these assets have also been included in the collective impairment assessment, but the impairment will probably increase under IFRS 9, since it will be required that the provisions will correspond to expected credit losses throughout the entire remaining maturity. To assess of whether there has been a significant increase in credit risk for an asset, SEK will base the assessment on a relative deterioration in rating levels for each of the exposures, taking into account the change in the risk of default for the various rating levels. The rating levels are determined by SEK’s internal rating model for the various exposures. As part of this basis for testing a significant increase in credit risk, SEK also considers taking into account one or more of the parameters of past-due days,  expected forbearance and recurring risk-elevating behaviors that could indicate that a significant increase in credit risk has occurred. Stage 3 includes assets that have been determined individually as credit impaired. The provisions correspond to the expected credit losses throughout the entire remaining maturity, and interest is credited to the net amortized cost of the loan after impairment. Assets in stage 3 according to IFRS 9 correspond to the assets considered to be individually impaired under IAS 39.

For impairment for assets measured at fair value through other comprehensive income, the carrying amount of the asset in the statement of financial position will not be reduced, since this is recognized at fair value. An item corresponding to the impairment in profit or loss will instead be recognized in other comprehensive income as an accumulated impairment amount.

SEK will incorporate forward-looking information, such as macroeconomic factors and economic forecasts, both in assesment of significant increase in credit risk and in the measurement of the expected credit loss. The intention is to use three different scenarios: a base case, a worse case and a better case. Both external and internal information will be used in the forward-looking information. SEK continuously evaluates the effects of the new standard and, as parameters are developed according to the IFRS 9 policies, the simulated amounts will become more like amounts that can be used in the application of IFRS 9. Since work to develop parameters according to IFRS 9 is still under way, it is not possible to arrive at a conclusion concerning the standard’s impact on SEK’s financial statements, capital adequacy and large exposures. With respect to the impact on capital adequacy, this depends, among other things, on whether capital adequacy regulations will be amended to reflect IFRS 9.

(ii) IFRS 15 — Revenue from Contracts with Customers

In 2014, the IASB issued the new standard, IFRS 15, which describes a comprehensive model for the recognition of revenue from contracts with customers and which replaces current IFRS standards and interpretations for revenue recognition, such as IAS 18 Revenue. The standard is a five-step model, including accounting and measurement requirements, as well as new disclosures. The standard does not apply to financial instruments or leasing contracts. The standard is not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposures. The standard will be applicable from January 1, 2018.

(iii) IFRS 16 Leasing

In January 2016, the IASB issued the new accounting standard for leases, with changes for lessees. All leases (with the exception of short-term and low-value leases) are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments recognized as repayments and interest expense. Lessor accounting remains essentially unchanged. Further disclosures are also required. SEK’s preliminary assessment is that the standard will primarily affect SEK’s recognition of operational leases for rental premises, which will not have any material impact on SEK’s financial statements, capital adequacy or large exposures.  The standard is applicable from January 1, 2019.

Other IFRS standards or IFRIC interpretations, or amendments, not yet effective are not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2.  Net interest revenues

	Consolidated Group
Skr mn	2016	2015	2014
Interest revenues were related to:
Loans to credit institutions	546	544	595
Loans to the public	2,827	2,663	3,086
Interest-bearing securities	364	395	577
Impaired financial assets	3	0	5
Derivatives	-552	-767	-489
Total interest revenues (1)	3,188	2,835	3,774
Total interest expenses (2)	-1,441	-1,173	-2,196
Net interest revenues	1,747	1,662	1,578

	Consolidated Group
Skr mn	2016	2015	2014
Interest revenues were related to:
Available-for-sale financial assets	292	225	387
Financial assets at fair value through profit or loss	93	-5	204
Derivatives used for hedge accounting	-379	-470	-412
Loans and receivables	3,182	3,085	3,595
Total interest revenues (1)	3,188	2,835	3,774

Interest expenses were related to:
Available-for-sale financial assets	-46	—	—
Financial liabilities at fair value through profit or loss	12	-156	-818
Derivatives used for hedge accounting	2,452	2,484	2,416
Other financial liabilities	-3,859	-3,501	-3,794
Total interest expenses (2)	-1,441	-1,173	-2,196

Net interest revenues	1,747	1,662	1,578

Interest revenues geographical areas	Consolidated Group
Skr mn	2016	2015	2014
Sweden	1,358	1,353	2,039
Europe except Sweden	681	511	824
Countries outside of Europe	1,149	971	911
Total (1)	3,188	2,835	3,774

Interest revenues per product group	Consolidated Group
Skr mn	2016	2015	2014
Lending to Swedish exporters	1,500	1,517	2,216
Lending to exporters’ customers (3)	1,042	978	1,018
Liquidity	646	340	540
Total (1)	3,188	2,835	3,774

(1) Negative effective interest rates on debt are reported as interest income. During 2016 they amounted to Skr — million (2015: Skr — million, 2014: Skr - million). See Note 1 to the Consolidated Financial Statements for further information regarding negative interest rates.

(2) Negative effective interest rates on assets are reported as interest expense. During 2016 they amounted to Skr —106 million. The negative effective interest rates were immaterial during the previous years and were therefore not presented in the annual report. See Note 1 to the Consolidated Financial Statements for further information regarding negative interest rates.

(3) In interest revenues for Lending to exporters’ customers, Skr 116 million (2015: Skr 123 million; 2014: Skr 117 million) represent remuneration from the S-system (see Note 25 to the Consolidated Financial Statements).

Note 3. Net fee and commission expense

	Consolidated Group
Skr mn	2016	2015	2014
Fee and commissions earned were related to(1):
Financial consultants’ commissions	—	0	—
Other commissions earned	3	2	4
Total	3	2	4

Commissions incurred were related to(1):
Depot and bank fees	-7	-6	-7
Brokerage	-4	-2	-3
Other commissions incurred	-21	0	—
Total	-32	-8	-10
Net fee and commission expense	-29	-6	-6

(1) Skr -26 million (2015: Skr -3 million; 2014: Skr -3 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Fee and commission earned geographical areas	Consolidated Group
Skr mn	2016	2015	2014
Sweden	1	1	4
Europe except Sweden	1	0	0
Countries outside of Europe	1	1	0
Total	3	2	4

Fee and commission earned per product group	Consolidated Group
Skr mn	2016	2015	2014
Lending to Swedish exporters	1	—	—
Lending to exporters’ customers	2	2	4
Total	3	2	4

Note 4 Net results of financial transactions

	Consolidated Group
Skr mn	2016	2015	2014
Net results of financial transactions were related to:
Derecognition of financial instruments not measured at fair value through profit or loss
Available-for-sale financial assets	—	—	—
Loans and receivables	4	-42	147
Other financial liabilities	—	—	—
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	-2,779	4,526	-2,846
Held-for-trading	2,699	-4,324	3,031	(3)
Financial instruments under fair-value hedge accounting: (1)
Net results of the hedging instrument	-693	-290	844
Net results of the hedged item	661	536	-641
Ineffectiveness of cash-flow hedges that have been reported in the profit or loss	—	—	7	(2)
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-2	-6	-36
Total net result of financial transactions	-110	400	506

(1) During 2016, SEK adopted a new valuation method for derivatives. The new valuation method led to a negative impact on operating profit.

(2) During 2014, derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

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

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis spreads, and recognized in net results of financial transactions, could be significant in a single reporting period. However, they will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in the cases when SEK repurchases own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented under “De-recognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”.

Note 5. Personnel expenses

	Consolidated Group
Skr mn	2016	2015	2014

Salaries and remuneration to the Board of Directors and the Chief Executive Officers	-6	-6	-7
Salaries and remuneration to Senior Executives	-18	-17	-14
Salaries and remuneration to other employees	-160	-141	-161
Pensions	-57	-62	-59
Social insurance	-58	-56	-59
Other personnel expenses	-9	-13	-13
Total personnel expenses	-308	-295	-313

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 18 million (2015: Skr 17 million; 2014: Skr 14 million). Of the remuneration to senior executives, Skr 17 million (2015: Skr 16 million; 2014: Skr 14 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 4 million (2015: Skr 4 million; 2014: Skr 5 million)(1) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between Banking Institution Employers’ Organization (BAO) and trade unions.

(1) Partially includes former CEO Peter Yngwe.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2016 Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Other benefits (2)	Pension fee (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson (4)	-669	—	—	—	-669
Other members of the Board of Directors:
Cecilia Ardström	-216	—	—	—	-216
Jan Belfrage	-225	—	—	—	-225
Susanne Lithander	-240	—	—	—	-240
Lotta Mellström (5)	—	—	—	—	—
Ulla Nilsson	-244	—	—	—	-244
Jan Roxendal resigned on April 26, 2016 (4)	-109				-109
Teppo Tauriainen (5)	—	—	—	—	—
Magnus Uggla, from April 26, 2016 (4)	-186	—	—	—	-186
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO) (6)	—	-4,487	-86	-1,332	-5,905
Karl Johan Bernerfalk, General Counsel	—	-1,281	-11	-405	-1,697
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,253	-12	-460	-2,725
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,769	-12	-467	-3,248
Johan Henningsson, Head of Sustainability	—	-1,124	-12	-379	-1,515
Jane Lundgren-Ericsson, Head of Lending	—	-2,355	-81	-616	-3,052
Sirpa Rusanen, Head of Human Resources	—	-1,360	-91	-487	-1,938
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,164	-41	-676	-2,881
Edvard Unsgaard, Head of Communication	—	-995	-11	-333	-1,339
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,207	-86	-1,112	-4,405
Total	-1,889	-21,995	-443	-6,267	-30,594

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2015 Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Other benefits (2)	Pension fee (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson (4)	-614	—	—	—	-614
Other members of the Board of Directors:
Cecilia Ardström	-218	—	—	—	-218
Jan Belfrage	-217	—	—	—	-217
Lotta Mellström (5)	—	—	—	—	—
Ulla Nilsson	-236	—	—	—	-236
Jan Roxendal (4)	-327	—	—	—	-327
Teppo Tauriainen (5)	—	—	—	—	—
Susanne Lithander, from January 20, 2015	-209	—	—	—	-209
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO) (6)	—	-4,379	-75	-1,295	-5,749
Karl Johan Bernerfalk, General Counsel	—	-1,281	-10	-412	-1,703
Teresa Hamilton Burman, Chief Credit Officer (CCO), from August 3, 2015	—	-910	-5	-186	-1,101
Stefan Friberg, Chief Risk Officer (CRO), from May 15, 2015	—	-1,688	-8	-282	-1,978
Johan Henningsson, Head of Sustainability	—	-1,139	-10	-366	-1,515
Per Jedefors, Chief Risk Officer (CRO), resigned with pension April 30, 2015	—	-1,390	-28	-228	-1,646
Jane Lundgren-Ericsson, Head of Lending	—	-2,286	-50	-606	-2,942
Sirpa Rusanen, Head of Human Resources	—	-1,266	-85	-473	-1,824
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,055	-91	-642	-2,788
Edvard Unsgaard, Head of Communication	—	-1,000	-11	-297	-1,308
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,134	-86	-1,103	-4,323
Total	-1,821	-20,528	-459	-5,890	-28,698

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2014 Skr thousand	Fee, includes committee fee	Fixed remuneration (1)		Other benefits (2)	Pension fee (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson (4)	-593	—		—	—	-593
Other members of the Board of Directors:
Cecilia Ardström	-210	—		—	—	-210
Jan Belfrage	-189	—		—	—	-189
Lotta Mellström (5)	—	—		—	—	—
Ulla Nilsson	-208	—		—	—	-208
Jan Roxendal (4)	-289	—		—	—	-289
Åke Svensson, resigned February 19, 2014	-59	—		—	—	-59
Teppo Tauriainen (5), from October 7, 2014	—	—		—	—	—
Eva Walder (5), resigned October 7, 2014	—	—		—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO), employed April 28, 2014 (6)	—	-3,145		-75	-932	-4,152
Peter Yngwe, Chief Executive Officer (CEO), resigned April 28, 2014 (8)	—	-1,704	(7)	-39	-481	-2,224
Per Jedefors, Chief Risk Officer (CRO)	—	-2,983		-108	-897	-3,988
Jane Lundgren-Ericsson, Head of Lending	—	-2,128		-61	-644	-2,833
Sirpa Rusanen, Head of Human Resources	—	-1,203		-113	-429	-1,745
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-1,948		-112	-606	-2,666
Sven-Olof Söderlund, Chief Corporate Governance Officer (CCGO)	—	-2,577	(7)	-100	-827	-3,504
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,037		-110	-1,090	-4,237
Total	-1,548	-18,725		-718	-5,906	-26,897

(1) Predetermined salary or other compensation such as holiday pay and allowances.

(2) Other benefits consist of, for example, car allowances and subsistence benefits.

(3) Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

(4) Remuneration is invoiced from their private companies in accordance with the state guidelines.

(5) Remuneration is not paid from the Company to the representatives on the Board of Directors, who are employed by the owner, the Swedish Government.

(6) The retirement age of the President, Catrin Fransson is 65 years and the pension fee is 30 percent of her fixed salary.

(7) Includes payments of saved vacation leave.

(8) The previous CEO, Peter Yngwe had the retirement age of 65 years and the pension fee was 30 percent of his fixed salary.

Finansinspektionen (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration systems in credit institutions, investment firms and fund management companies apply to SEK. Moreover, SEK applies the government’s guidelines on terms of employment for senior executives at state-owned companies. In accordance with these regulations, SEK’s Board has prepared a proposal for a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2016 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies, and should be reasonable. Remuneration to senior executives consists of fixed salary, pension and other benefits. Pension terms for senior executives should be in the form of defined contribution plans. The Board’s proposed guidelines are essentially unchanged from 2016, however certain additions have been made to the guidelines to apply from the 2017 Annual General Meeting. The guidelines have been clarified with information, such as the pension age for senior executives is 65, and the maximum scope for severance pay has been limited from 18 to 12 months and is subject to deductions for paid assignments (for example, board assignments).

SEK’s remuneration system is designed to promote sound and effective risk management and does not encourage excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board of Directors (the “Board”) relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the company’s employee incentive scheme (EIS). The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee met eight times in 2016.

Since 2011, the Company has had only one system for variable remuneration, the EIS. The EIS applies to all permanent employees, with the exception of the executive management (except for three newly appointed senior executives, where deferred remuneration related to 2014 is included), and employees within the Risk Department and the Compliance Department.

The aim of the EIS has been to attract and retain staff, promote the achievement of the Company’s long-term objectives, and to encourage cooperation between different parts of the organization in order to progress toward shared objectives.

If the resulting return, after adjustment for any non-operational items and risk assumption, exceeds the budgeted return, those employees encompassed by EIS receive a share of the excess return, however this is capped at an amount equal to two months’ salary, including payroll taxes. The terms and conditions entail that the variable remuneration never exceeds 16.67 percent of the fixed remuneration. The final decision on the result and the amount to be paid out under the EIS is taken by the Board.

In autumn 2016, the Board decided that the EIS would cease to apply from the end of 2016. Any remaining payments under the EIS attributable to results up until 2016 will be subject to the same rules that applied in the respective vesting years. In parallel, the Board decided that permanent employees should be offered certain benefits related to wellness, healthcare and medical care. Moreover, the Board decided to implement a system, over a three-year trial period, whereby it will be possible to offer permanent employees with customer or business responsibility, with the exception of members of the executive management, the possibility of individual variable remuneration (IVR). IVR will be evaluated on an ongoing basis. The results of the evaluation will be referred to the Remuneration Committee. Following the trial period, a more extensive evaluation will be performed.

In the areas where IVR is applicable, the corresponding EIS rules apply. This includes the discretionary nature of the system, that all outcomes are subject to deferred payment and that the Board takes all decisions regarding results and payments. Before an individual receives any IVR payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IVR outcome. The outcome at the Company level is conditional on the actual return, following any applicable adjustment for the impact of non-operational items and increases in the company’s total risk assumption compared with the target risk assumption, exceeding a predetermined target. Of the profit that corresponds to any excess return, a percentage accrues to the IVR at the Company level. The outcome at the Company level is capped at a maximum of two months’ salary, calculated on the basis of all company employees entitled to IVR. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of two months’ salary, calculated on the basis of all department’s employees entitled to IVR. The final test is at the Individual level. This test assesses the behavior and performance of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of 1.5 times the amount at the Department level. Accordingly, the maximum outcome for any individual is three months’ salary. The total outcome for all employees encompassed by IVR in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IVR paid, which also carries pension entitlements.

SEK’s remuneration policy is designed in such a way that the Company may decide that remuneration that is subject to deferred disbursement may be withheld, in part or full, if it subsequently transpires that the performance criteria have not been fulfilled or if the employee has breached certain internal rules. The same applies if disbursement would not be justifiable by the Company’s financial situation. Moreover, the outcome may also be adjusted if credit losses, or recoveries of credit losses, have occurred after the relevant income year, but are deemed to be attributable to the said income year.

For all employees encompassed by EIS, the disbursement plan states that 40 percent of the outcome will be disbursed in April in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in April in each of the three subsequent years.

To be able to identify, measure, manage, report and have control over the risks associated with the Company’s business, the Company ensures that its remuneration system promotes sound and effective risk management. As part of its strategic analysis and planning, the Company undertakes an annual process for internal capital and liquidity assessment. The aim of this process is to identify and compile, in a comprehensive way, the Company’s risks and to evaluate its risk management, need for capital and need for liquidity. Accordingly, in this process, among other items, the appropriateness of the Company’s risk management is evaluated. As part of this evaluation, an analysis is conducted with the aim of identifying employees, whose work duties have a material impact on SEK’s risk profile, including risks related to the Company’s remuneration policy and remuneration system. The outcome of this analysis is taken into account when designing the remuneration systems in order to promote sound and efficient risk management and to restrict excessive risk-taking. The number of employees that receive remuneration of EUR 1 million or more per fiscal year is zero. No new agreements containing variable remunerations have been established during the year.

The CEO’s, Catrin Fransson’s, terms of employment comply with the Guidelines for Terms of Employment for Senior Executives in State-owned Companies (adopted April 20, 2009).

SEK pays a defined contribution pension insurance amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the BTP plan, healthcare insurance under Skandia Privatvård Plus and travel insurance. Other benefits payable to the CEO include car and per diem allowances. The CEO is entitled to six months’ notice prior to termination initiated by SEK and, to severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment.

The retirement age is 65 for all senior executives. The pension terms, conditions for termination of employment and other terms of employment for the senior executives follow the current Guidelines for Terms of Employment for Senior Executives in State-owned Companies (adopted April 20, 2009), where the BTP plan is included as an approved, collectively bargained, defined-benefit and defined contribution pension plan. Pension provisions for senior executives in SEK are limited to 30 percent of pensionable income for retirement and survivors’ pension. Due to SEK’s implementation of a defined-benefit pension plan, the BTP plan, resulting from a collective agreement between BAO and the Financial Sector Union of Sweden, covering employees in the banking and finance industries, the contribution for retirement and survivors’ pension can exceed 30 percent.

For all the senior executives, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance arising out of applicable collective agreements as well as travel insurance and health insurance. Other benefits include car and per diem allowances.

Per Åkerlind and Sven-Olof Söderlund have notice periods of six months should termination be initiated by SEK and are entitled to severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment. For other senior executives, the notice period upon termination initiated by SEK follows collective agreements. Upon resignation by the employee, the notice period is three or six months. Peter Yngwe stepped down from his position as CEO on April 28, 2014. Severance pay has been paid on a monthly basis to Peter Yngwe and has been offset against any other income.

Pensions

The employees at SEK have a collectively bargained pension plan through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance company SPP and SEB.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2016	2015	2014
Service cost	-4	-7	-5
Interest cost, net	0	-2	-1
Pension cost for defined benefit pensions, incl. payroll tax	-4	-9	-6
Pension cost for defined contribution pension incl. payroll tax	-53	-53	-53
Pension cost recognized in personnel costs	-57	-62	-59

Actuarial gains and (losses) on defined benefit obligation during period	-35	60	-57
Return above expected return, gains and (losses) on plan assets	5	-7	14
Change in the effect of the asset ceiling excluding interest	4	-4	—
Revaluation of defined benefit plans	-26	49	-43

The following table specifies the net value of defined benefit pension obligations

Skr mn	2016	2015	2014
Defined benefit obligations	254	215	267
Plan assets	-216	-202	-201
Restriction to net defined benefit asset due to the asset ceiling	0	4	—
Provision for pensions, net obligation (see Note 21 to the Consolidated Financial Statements)	38	17	66

The following table shows the development of defined benefit obligations

Skr mn	2016	2015	2014
Defined benefit obligation, opening balance	215	267	207
Service cost	4	7	5
Interest cost	8	7	7
Pension Payments incl. special payroll tax	-9	-7	-7
Other adjustments	0	0	-2
Actuarial (gains) and losses, effect due to changed demographic assumptions	0	0	6
Actuarial (gains) and losses, effect due to changed financial assumptions	38	-51	54
Actuarial (gains) and losses, effect due to experience based outcome	-2	-8	-3
Defined benefit obligation, closing balance	254	215	267

The following table shows the development of plan assets related to defined benefit obligation

Skr mn	2016	2015	2014
Fair value of plan assets, opening balance	202	201	181
Expected return on plan assets	7	5	6
Contributions by the employer (1)	8	8	8
Benefits paid (2)	-7	-5	-6
Other adjustments	0	0	-2
Return on plan assets excluding interest income	6	-7	14
Fair value of plan assets, closing balance	216	202	201

(1)   Expected contribution from the employer in the following year is Skr 8 million (2015: Skr 8 million; 2014: Skr 8 million) excluding payroll tax.

(2)   Expected compensation paid in the following year is Skr 9 million (2015: Skr 7 million; 2014 Skr 7 million).

The following table shows the distribution of plan assets related to defined benefit obligation

Skr mn	2016	2015	2014
Domestic equity investments	4	4	12
Foreign equity investments	4	12	12
Domestic government bonds	69	63	65
Domestic corporate bonds	69	63	56
Mortgage bonds	52	48	46
Properties	18	12	10
	216	202	201

The following table displays principal actuarial assumptions used end of year

%	2016	2015	2014
Discount rate(1)	2.7	3.4	2.5
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	3.5
Expected inflation	1.6	1.6	1.6
Expected lifetime(2)	DUS14	DUS14	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
(1) Discount rate	-1%	1.7%	+1%	3.7%
Defined benefit obligation		314		208
Service cost		7		4
Interest cost		5		8

(2) Expected lifetime	+1 year		-1 year
Defined benefit obligation		264		243
Service cost		5		5
Interest cost		7		7

Net reconciliation of pension liabilities

Skr mn	2016	2015	2014
Pension liabilities, opening balance	17	66	26
Net periodic pension cost	4	9	6
Contributions by the employer	-8	-8	-7
Net pension payments	-1	-1	-2
Revaluations recognized in other comprehensive income	26	-49	43
Pension liabilities, closing balance	38	17	66

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2016 for defined benefit pensions amounts to Skr 4 million (2015: Skr 9 million and 2014: Skr 6 million).

As of December 31, 2016, the expected weighted average remaining service time for active employees was 19.07 years, (2015: 19.4 years) the expected weighted average duration for the present value was 20.07 years  (2015: 22.7 years) and the average salary for active employees was Skr 0.8 million (2015: Skr 0.8 million).

Discount rate

Swedish government bonds were previously used as the basis for calculating pension liabilities. Since January 1, 2013, the calculation has instead been based on the estimated interest curve of Swedish mortgage bonds, as this market is regarded as liquid enough to be used for this purpose. The discount rate is based on market expectations at the end of the accounting period, using bonds with the same duration as the pension liability.

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

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected company staff attrition during one year.

Average number of employees	2016	2015	2014	2013
Women	122	115	111	112
Men	138	136	132	131
Total average number of employees	260	251	243	243
of which geographically located in Sweden	260	250	242	241
of which geographically located in Singapore	0	1	1	2

Number of employees at year-end	2016	2015	2014	2013
Women	122	124	110	114
Men	134	139	131	135
Total number of employees	256	263	241	249
of which geographically located in Sweden	256	262	240	247
of which geographically located in Singapore	0	1	1	2
of which full-time employees	250	257	236	244
of which part-time employees	6	6	5	5
of which permanent employees	251	254	237	240
of which temporary employees	5	9	4	9
of which managers	33	32	39	43
of which non-management	223	231	202	206

Employees by age distribution	2016	2015	2014	2013
Total number of employees	256	263	241	249
of which under the age of 30 years	16	22	19	24
of which between 30 and 39 years	63	73	68	80
of which between 40 and 49 years	90	90	91	87
of which over 50 years	87	78	63	58

Employee turnover	2016	2015	2014	2013
Number of employees who left employment	26	17	22	16
of which women	9	5	10	5
of which men	17	12	12	11
of which under the age of 30 years	2	2	2	1
of which between 30 and 50 years	17	11	14	13
of which over 50 years	7	4	6	2
of which geographically located in Sweden	26	17	21	16
of which geographically located in Singapore	1	0	1	—

Health %	2016	2015	2014	2013
Absence due to sickness	4.0%	3.1%	2.5%	2.5%
Percentage of employees that use SEK’s fitness allowance	84.0%	79.0%	93.0%	93.0%

Equality and diversity	2016	2015	2014	2013
Allocation of women/men on the Board of Directors	50/50	50/50	43/57	50/50
Allocation of women/men in SEK’s executive management	50/50	50/50	57/43	43/57
Allocation of women/men in management positions	36/64	38/62	41/59	44/56
Allocation of women/men at SEK in total	48/52	47/53	46/54	46/54
Allocation of employees with foreign/swedish background(1)	30/70	30/70	29/71	29/71

(1)         Percentage of employees that state they are raised in another country or have at least one parent born in another country.

Employee development	2016	2015	2014	2013
Percentage of employees who had a performance review (percent)	98	98	92	93
Average number of training days per employee (all employees are white-collar workers)	3	2	2	2

Note 6. Other administrative expenses

	Consolidated Group
Skr mn	2016	2015	2014
Travel expenses and marketing	-10	-9	-11
IT and information system (fees incl.)(1)	-141	-79	-80
Other fees(1)	-47	-40	-41
Premises(2)	-28	-27	-27
Other	-10	-9	-7
Total other administrative expenses	-236	-164	-166

(1) The increase is explained by development of IT systems due to adaptation to regulations and a higher portion of this expenditure has been expensed compared to the previous year.

(2) SEK is a partner in rental agreements of office space in Stockholm and Gothenburg.  SEK closed the office space in Singapore on July 1, 2016.

Cost of operating leases

	Consolidated Group
Skr mn	2016	2015	2014
Leases	-27	-26	-26

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015	December 31, 2014
Within 1 year	-31	-26	-26
Between 1 and 5 years	-120	-145	-23
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases	-151	-171	-49

Remuneration to auditors

	Consolidated Group
Skr mn	2016	2015	2014
EY:
Audit fee(1)	-11	-11	-12
Audit related fee(2)	0	0	0
Tax related fee(3)	0	0	0
Total	-11	-11	-12

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

In the financial statements remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015

Office and building equipment
Acquisition cost at the beginning of the year	90	83
Sales or disposals of the year	-11	-1
Acquisitions of the year	10	7
Accumulated acquisitions	89	89

Accumulated depreciation at the beginning of the year	-69	-57
Reversed depreciation due to sale or disposals	11	1
Depreciation during the year	-9	-13
Accumulated depreciation	-67	-69
Book value	22	20

Intangible assets(1)
Acquisition cost at beginning of the year	373	314
Sales or disposals of the year	—	—
Acquisitions of the year	29	59
Accumulated acquisitions	402	373

Accumulated depreciation at the beginning of the year	-264	-179
Impairment	—	-55
Sales or disposals of the year	—	—
Depreciation of the year	-37	-30
Accumulated depreciation	-301	-264
Book value	101	109

Net book value
Equipment	22	20
Intangible assets	101	109
Total net book value	123	129

Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-46	-98

(1) Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

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

A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods:

	Consolidated Group
	December 31, 2016		December 31, 2015
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	122	103	131	111
Later than one year and no later than five years	319	287	305	268
Later than five years	23	21	46	43
Total	464	411	482	422

Unearned finance income	—	53	—	60
Unguaranteed residual value	—	—	—	—
Total	464	464	482	482

All lease agreements are classified as Loans and receivables. The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9.  Impairment and past-due receivables

	Consolidated Group
Skr mn	2016	2015		2014
Credit losses	-23	-33		-30
Reversal of previous impairment	7	279	(1)	378	(2)
Net impairment and reversals	-16	246		348
Established losses	—	-211	(1)	-277	(2)
Recovered credit losses	0	1		2
Net credit losses	-16	36		73

Reserve of impairment of financial assets
Opening balance	-236	-464		-757
Reserves used to cover write-offs (charge-offs)	—	-9		-5
Net impairment and reversals	-16	246		348
Currency effects	-2	-9		-50
Closing balance	-254	-236		-464

(1) An asset in the form of a collateralized debt obligation was sold during 2015 and the corresponding reserve of Skr 206 million was dissolved. The recorded loss amounted to Skr 211 million.

(2) Underlying assets, concerning one of the CDOs, were liquidated during 2014 and the final payment for the CDO has been obtained. The reserve Skr 268 million related to the CDO was dissolved, the recorded loss amounted to Skr 259 million.

Past-due receivables

Receivables past due have been recorded to the amounts expected to actually be received at settlement.

	Consolidated Group
Skr mn	2016	2015
Past-due receivables:(1)
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	55	387
Aggregate amount of principal and interest more than 90 days past-due(2)	44	358
Principal amount not past-due on such receivables	3,778	4,923
Total Past-due receivables	3,877	5,668

(1) A restructuring and refinancing of a larger, previously past-due, unpaid loan was effected during 2016. SEK considers the loan to be fully paid and it has been refinanced with a new loan at terms and conditions which mainly correspond to the terms and conditions of the old loan. The new loan is fully covered by adequate guarantees and therefore no loan loss has been recorded.

As of December 31, 2016, SEK has one large unpaid amount, which represents the main part of total past-due loans outstanding. The unpaid amount, which became due during the fourth quarter of 2015 is, to a large extent, covered by adequate guarantees, which is why expected future credit loss is limited in relation to the amount included in past-due receivables above. The credit loss reserve for the second unpaid loan is Skr 40 million (year-end 2015: Skr 33 million).

(2)  Of the aggregate amount of principal and interest past due, Skr 38 million (year-end 2015: Skr 97 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 4 million (year-end 2015: Skr 64 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 2 million (year-end 2015: Skr 197 million) was due for payment more than nine months before the end of the reporting period.

Note 10. Taxes

	Consolidated Group
Skr mn	2016	2015	2014

Income tax
Adjustment previous year	4	0	1
Current tax	-382	-348	-291
Deferred tax	156	0	-79
Total income tax	-222	-348	-369

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	27	-63	-6
Deferred tax	—	112	-69
Tax on items not to be reclassified to profit or loss
Deferred tax	6	-11	10
Income tax related to other comprehensive income	33	38	-65

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	22	22.0	22.0
Profit before taxes	1,002	1,535	1,629

National tax based on profit before taxes	-220	-338	-358
Tax effects of:
Non-taxable income	-1	-2	-1
Non-deductible expenses	-3	-5	-10
Imputed interest on tax allocation reserve	—	—	—
Other	2	-3	0
Total tax	-222	-348	-369
Effective tax expense in %	22.2	22.7	22.7

	Consolidated Group
Skr mn	2016	2015
Deferred tax assets concerning:
Temporary differences, related to pensions	6	1
Other temporary differences	—	—
Total deferred tax assets	6	1

Deferred tax liabilities concerning:
Untaxed reserves	565	721
Temporary differences, financial instruments
- Cash flow hedges	—	—
Total deferred tax liabilities	565	721
Net deferred tax liabilities (+) / tax assets (-)	559	720

No deductible loss carry forwards existed per December 31, 2016 or December 31, 2015.

Change in deferred taxes	Consolidated Group
Skr mn	2016	2015
Opening balance	720	821
Change through profit or loss	-156	0
Change in other comprehensive income	-5	-101
Total	559	720

Note 11. Loans and liquidity placements

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015
Loans:
Loans in the form of interest-bearing securities	46,222	48,107
Loans to credit institutions	26,190	29,776
Loans to the public	147,909	140,806
Less:
Cash collateral under the security agreements for derivative contracts	-11,621	-13,592
Deposits with time to maturity exceeding three months	—	0
Total loans	208,700	205,097

Liquidity placements:
Cash and cash equivalents	7,054	2,258
Cash collateral under the security agreements for derivative contracts	11,621	13,592
Deposits with time to maturity exceeding three months	—	0
Treasuries/government bonds	3,687	2,006
Other interest-bearing securities except loans	49,901	40,831
Total liquidity placements	72,263	58,687

of which
issued by public authorities	13,052	15,456
quoted on an exchange	61,092	71,641

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value.

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015
Sum of amounts exceeding nominal	8	14
Sum of amounts falling below nominal	-32	-36

Volume Development, Lending

	Consolidated Group			of which S-system
	Total				Total	Total
			CIRR- loans	Concessionary loans
Skr mn	2016	2015	2016	2016	2016	2015
Offers of long-term loans accepted during the year	54,856	104,583	10,804	—	10,804	50,825
Undisbursed loans at year-end	54,783	63,438	49,080	—	49,090	54,638
Loans outstanding at year-end	208,700	205,097	51,518	991	50,793	44,077

Outstanding loans as per product  type

	Consolidated Group		of which the S-system
Skr mn	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Lending to Swedish exporters	94,962	86,813	—	—
Lending to exporters’ customers	113,738	118,284	50,793	44,077
Total lending	208,700	205,097	50,793	44,077

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2016
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	7,054	7,054
Treasuries/government bonds	—	—	—	3,687	—	3,687
Other interest-bearing securities except loans	—	1,481	—	48,420	—	49,901
Loans in the form of interest-bearing securities	—	269	—	—	45,953	46,222
Loans to credit institutions	—	—	—	—	26,190	26,190
Loans to the public	—	—	—	—	147,909	147,909
Derivatives	6,371	—	5,634	—	—	12,005
Total financial assets	6,371	1,750	5,634	52,107	227,106	292,968

Financial liabilities by accounting category

	December 31, 2016
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(2)	Total
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)
Borrowing from credit institutions	—	—	—	3,756	3,756
Borrowing from the public	—	—	—	0	0
Senior securities issued	—	71,079	—	178,113	249,192
Derivatives	15,770	—	6,302	—	22,072
Subordinated securities issued	—	—	—	2,266	2,266
Total financial liabilities	15,770	71,079	6,302	184,135	277,286

Financial assets by accounting category

	December 31, 2015
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	2,258	2,258
Treasuries/government bonds	—	—	—	2,006	—	2,006
Other interest-bearing securities except loans	—	1,568	—	38,061	1,202	40,831
Loans in the form of interest-bearing securities	—	728	—	—	47,379	48,107
Loans to credit institutions					29,776	29,776
Loans to the public	—	—	—	—	140,806	140,806
Derivatives	6,213	—	6,459	—	—	12,672
Total financial assets	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	December 31, 2015
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(2)	Total
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)
Borrowing from credit institutions	—	—	—	5,283	5,283
Borrowing from the public	—	—	—	61	61
Senior securities issued	—	58,926	—	169,286	228,212
Derivatives	17,628	—	6,003	—	23,631
Subordinated securities issued	—	—	—	2,088	2,088
Total financial liabilities	17,628	58,926	6,003	176,718	259,275

(1) Of loans and receivables, 8 percent (year-end 2015: 9 percent) are subject to fair-value hedge accounting. The remaining 92 percent (year-end 2015: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2) Of other financial liabilities, 76 percent (year-end 2015: 72 percent) are subject to fair-value hedge accounting, the remaining 24 percent (year-end 2015: 28 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2016	December 31, 2015	Jan- dec 2016	Jan- dec 2015
Net CVA/DVA(1)	-14	-23	9	-4
OCA(2)	-383	-384	1	87

(1) CVA (Credit value adjustment) and DVA (Debt value adjustment) reflect how the counterparties’ credit risk as well as SEK’s own credit rating affect the fair vale of derivatives.

(2) OCA (Own credit adjustment) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

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

Had not SEK chosen the reclassification option, other comprehensive income would have decreased/increased by Skr-1 million for the period January 1 to December 31, 2016 (2015: Skr-5 million; 2014: Skr-4 million).

Skr mn	December 31, 2016			December 31, 2015
Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Loans in the form of interest-bearing securities	57	60	60	420	439	440

Note 13. Financial assets and liabilities at fair value

	December 31, 2016
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	(1)
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	0
Borrowing from the public	0	0	0
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

	December 31, 2015
Consolidated Group			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	2,258	2,258	0
Treasuries/governments bonds	2,006	2,006	0
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	(1)
Derivatives	12,672	12,672	—
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,267	-16
Borrowing from the public	61	61	0
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	—
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	260,164	889

(1) Skr 1,721 million of the surplus value (year-end 2015: Skr 1,452 million) is related to CIRR loans within the S-system. See note 25 to the Consolidated Financial Statements for more information regarding the S-system.

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

The tables below show the fair values of the items carried at amortized cost or fair value. They are distributed according to the fair value hierarchy.

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2016
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	7,054	—	—	7,054	7,054
Treasuries/governments bonds	—	—	—	—	—
Other interest-bearing securities except loans	—	—	—	—	—
Loans in the form of interest-bearing securities	800	46,141	—	46,941	45,953
Loans to credit institutions	—	26,240	—	26,240	26,190
Loans to the public	—	150,338	—	150,338	147,909
Total financial assets in fair value hierarchy	7,854	222,719	—	230,573	227,106

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2016
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	3,698	—	3,698	3,756
Borrowing from the public	—	—	—	—	—
Senior securities issued	—	178,744	328	179,072	178,113
Subordinated securities issued	—	2,265	—	2,265	2,266
Total financial liabilities in fair value hiearchy	—	184,707	328	185,035	184,135

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2015
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	2,258	—	—	2,258	2,258
Treasuries/governments bonds	—	—	—	—	—
Other interest-bearing securities except loans	—	1,245	—	1,245	1,202
Loans in the form of interest-bearing securities	1,833	46,421	—	48,254	47,379
Loans to credit institutions	—	29,771	—	29,771	29,776
Loans to the public	—	142,619	—	142,619	140,806
Total financial assets in fair value hierarchy	4,091	220,056	—	224,147	221,421

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2015
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	5,267	—	5,267	5,283
Borrowing from the public	—	61	—	61	61
Senior securities issued	—	170,202	—	170,202	169,286
Subordinated securities issued	—	2,077	—	2,077	2,088
Total financial liabilities in fair value hiearchy	—	177,607	—	177,607	176,718

Financial assets reported at fair value in fair value hierarchy

	December 31, 2016
Consolidated Group	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,687	—	—	3,687
Other interest-bearing securities except loans	1,099	125	257	1,481	956	47,464	—	48,420
Loans in the form of interest-bearing securities	269	—	—	269	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	9,743	2,262	12,005	—	—	—	—
Total financial assets in fair value hierarchy	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2016
Consolidated Group	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	23,192	47,887	71,079
Derivatives	1	17,405	4,666	22,072
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	1	40,597	52,553	93,151

There were no transfers made between levels during 2016

Financial assets reported at fair value in fair value hierarchy

	December 31, 2015
Consolidated Group	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	2,006	—	—	2,006
Other interest-bearing securities except loans	1,191	116	261	1,568	1,244	36,817	—	38,061
Loans in the form of interest-bearing securities	271	457	—	728	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	13	10,771	1,888	12,672	—	—	—	—
Total financial assets in fair value hierarchy	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2015
Consolidated Group	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	20,217	38,709	58,926
Derivatives	23	19,169	4,439	23,631
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hiearchy	23	39,386	43,148	82,557

There were no transfers made between Level 1 and Level 2 during 2015. Transfers to Level 3 of both assets and liabilities totalled Skr 236 million due to non-observable market data.

Financial assets and liabilities at fair value in level 3, December 31, 2016

Consolidated Group	January 1,		Settlements	Transfers to	Transfers	Gains (+) and losses (-) through profit	Currency exchange-rate	December
Skr mn	2016	Purchases	& sales	level 3	from level 3	or loss (1)	effects	31, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities, 2016	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

Financial assets and liabilities at fair value in Level 3, December 31, 2015

Consolidated Group	January 1,		Settlements	Transfers to	Transfers	Gains (+) and losses (-) through profit	Currency exchange-rate	December
Skr mn	2015	Purchases	& sales	level 3	from level 3	or loss (1)	effects	31, 2015
Other interest-bearing securities except loans	266	261	-260	—	—	-5	-1	261
Senior securities issued	-54,756	-11,970	30,443	-214	—	1,352	-3,564	-38,709
Derivatives, net	348	-986	-979	22	—	-2,304	1,348	-2,551
Net assets and liabilities, 2015	-54,142	-12,695	29,204	-192	—	-957	-2,217	-40,999

(1) Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and net result of financial transactions. The unrealized fair value changes during the period for assets and liabilities, including the impact of exchange rates, held as of December 31, 2016, amount to Skr 12 million profit (year-end 2015: Skr 132 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/-10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/-10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/-10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative because the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis - level 3

Assets and liabilities

	December 31, 2016
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	257	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0

Sum other interest-bearing securities except loans	257				0	0

Equity	-1,270	Correlation	0.74 - (0.01)	Option Model	3	-1

Interest rate	1,017	Correlation	0.09 - (0.12)	Option Model	-220	207

FX	-1,989	Correlation	0.83 - (0.76)	Option Model	-31	30

Other	-162	Correlation	0.55 - (0.04)	Option Model	0	0

Sum derivatives	-2,404				-186	176

Equity	-21,515	Correlation	0.74 - (0.01)	Option Model	-3	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	24	-24
Interest rate	-26,224	Correlation	0.09 - (0.12)	Option Model	222	-211
		Credit spreads	10BP - (10BP)	Discounted cash flow	125	-125
FX	-4	Correlation	0.83 - (0.76)	Option Model	-51	52
		Credit spreads	10BP - (10BP)	Discounted cash flow	94	-94
Other	-144	Correlation	0.55 - (0.04)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	2	-2

Sum senior securities issued	-47,887				413	-403

Total effect on profit or loss(2)					227	-227

Sensitivity analysis - level 3

Assets and liabilities	December 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	261	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0

Sum other interest-bearing securities except loans	261				0	0

Equity	-997	Correlation	0.41 - (0.74)	Option Model	-5	6

Interest rate	1,013	Correlation	0.18 - (0.20)	Option Model	-179	175

FX	-2,409	Correlation	0.71 - (0.74)	Option Model	51	-48

Other	-158	Correlation	0.70- (0.14)	Option Model	-1	1

Sum derivatives	-2,551				-134	134

Equity	-10,655	Correlation	0.41 - (0.74)	Option Model	5	-6
		Credit spreads	10BP - (10BP)	Discounted cash flow	18	-18
Interest rate	-23,865	Correlation	0.18 - (0.20)	Option Model	181	-174
		Credit spreads	10BP - (10BP)	Discounted cash flow	110	-110
FX	-4,049	Correlation	0.71 - (0.74)	Option Model	-52	49
		Credit spreads	10BP - (10BP)	Discounted cash flow	91	-91
Other	-140	Correlation	0.70- (0.14)	Option Model	1	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	5	-5

Sum senior securities issued	-38,709				359	-356

Total effect on profit or loss(2)					225	-222

(1)   Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

(2)   Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 244 million (year-end 2015: Skr 224 million) under a maximum scenario and Skr -244 million (year-end 2015: Skr -224 million) under a minimum scenario.

Note 14. Derivatives

Consolidated Group	December 31, 2016			December 31, 2015
Derivatives by categories	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	4,309	9,909	244,854	5,582	8,225	221,515
Currency-related contracts	7,115	10,302	137,656	6,548	13,745	116,290
Equity-related contracts	581	1,683	24,829	542	1,497	16,089
Contracts related to commodities, credit risk, etc.	—	178	2,662	—	164	1,978
Total derivatives	12,005	22,072	410,001	12,672	23,631	355,872

Consolidated Group	December 31, 2016			December 31, 2015
of which derivatives used for economic hedges, accounted for as held-for-trading under IAS39	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	2,723	7,163	113,684	3,535	6,296	114,279
Currency-related contracts	3,120	6,841	94,521	2,136	9,671	71,631
Equity-related contracts	581	1,683	24,829	542	1,497	16,089
Contracts related to commodities, credit risk, etc.	—	178	2,662	—	164	1,978
Total derivatives	6,425	15,865	235,696	6,213	17,628	203,977

Consolidated Group	December 31, 2016			December 31, 2015
of which derivatives used for hedge accounting (1)	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	1,586	2,746	131,170	2,047	1,929	107,236
Currency-related contracts	3,995	3,461	43,136	4,412	4,074	44,659
Equity-related contracts	—	—	—	—	—	—
Contracts related to commodities, credit risk, etc.	—	—	—	—	—	—
Total derivatives	5,581	6,207	174,306	6,459	6,003	151,895

Of which cash-flow hedges	—	—	—	—	—	—
Of which fair-value hedges	5,581	6,207	174,306	6,459	6,003	151,895

Consolidated Group	December 31, 2016
Derivatives used as fair-value hedge		1 month ≤	3 months ≤	1 year ≤
Skr mn	≤ 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	369	1,252	598	1,842	1,059
Cash outflows (liabilities)	130	-7	-234	-1,521	-702
Net cash inflow	499	1,245	364	321	357

Consolidated Group	December 31, 2015
Derivatives used as fair-value hedge		1 month ≤	3 months ≤	1 year ≤
Skr mn	≤ 1 month	3 months	1 year	5 years	> 5 years
Cash inflows (assets)	47	238	700	3,428	459
Cash outflows (liabilities)	8	56	-977	-1,526	-869
Net cash inflow	55	294	-277	1,902	-410

Cash-flow hedges reclassified to profit or loss during the year
Skr mn	2016		2015	2014
Interest income	169	(1)	217	294
Interest expense	—		—	—
Total	169		217	294

(1) Relates to previously terminated cash flow hedges which comprehensive income are allocated over the previously hedged item’s remaining maturity.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	December 31, 2016	December 31, 2015
	Derivatives	Derivatives
Gross amounts of recognized financial assets	12,005	12,672
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	12,005	12,672
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,675	-8,733
Cash collateral received	-3,104	-3,558
Net amount	226	381

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	December 31, 2016	December 31, 2015
	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	22,072	23,631
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	22,072	23,631
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,675	-8,733
Cash collateral paid	-8,854	-9,614
Net amount	4,543	5,284

Note 15. Shares

Venantius AB is domiciled in Stockholm, Sweden, and is wholly owned by AB Svensk Exportkredit. The net profit for the year amounts to Skr 0 million (2015:Skr 1 million; 2014:Skr 2 million).

Shares in subsidiaries	December 31, 2016		December 31, 2015
Skr mn	Book value	Number of shares	Book value	Number of shares
Venantius AB (reg no 556449-5116)	17	5,000,500	17	5,000,500

Note 16. Other assets

	Consolidated Group
	December 31,	December 31,
Skr mn	2016	2015
Realized claim against the State	13	13
Unrealized claim against the State for revaluation of derivatives of the S-system	3,254	974
Current tax claim	—	—
Cash receivables, funding operations	837	797
Other	63	70
Total	4,167	1,854

Note17. Prepaid expenses and accrued revenues

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015
Interest revenues accrued	2,163	1,932
Prepaid expenses and other accrued revenues	21	40
Total	2,184	1,972

Note 18. Debt

DEBT AS PER CATEGORIES

	Consolidated Group
	December 31, 2016
Skr mn	Total debt excluding senior securities issued	Total senior securities issued	Total

Exchange-rate related contracts	—	42,052	42,052
Interest rate related contracts	3,756	183,090	186,846
Equity related contracts	—	23,906	23,906
Contracts related to raw materials, credit risk etc	—	144	144
Total debt outstanding	3,756	249,192	252,948

Of which denominated in:
Swedish Kronor			1,594
Other currencies			251,354

	Consolidated Group
	December 31, 2015
Skr mn	Total debt excluding senior securities issued	Total senior securities issued	Total

Exchange-rate related contracts	—	58,049	58,049
Interest rate related contracts	5,283	153,926	159,209
Equity related contracts	—	16,072	16,072
Contracts related to raw materials, credit risk etc	61	165	226
Total debt outstanding	5,344	228,212	233,556

Of which denominated in:
Swedish Kronor			3,244
Other currencies			230,312

Contracts have been categorized based on the contracts’ main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following major borrowing programs in place:

Skr mn	Value outstanding (1)
Borrowing programs	December 31, 2016	December 31, 2015
Medium-term note programs:
Unlimited Euro Medium-Term Note Programme	111,358	117,239
Unlimited SEC-registered U.S. Medium-Term Note Programme	128,641	99,295
Unlimited Swedish Medium-Term Note Programme	371	247
Skr 8,000,000,000 Swedish Medium-Term Note Programme	—	105
Unlimited MTN/STN AUD Debt Issuance Programme	3,353	1,842
Commercial paper programs:
USD 3,000,000,000 U.S. Commercial Paper Programme	—	3,340
USD 4,000,000,000 Euro-Commercial Paper Programme	—	1,251

(1) Amortized cost excluding fair value adjustments.

Note 19. Other liabilities

	Consolidated Group
	December 31,	December 31,
Skr mn	2016	2015
Cash payables, debt purchases	2,056	1,354
Other	318	283
Total	2,374	1,637

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
	December 31,	December 31,
Skr mn	2016	2015
Interest expenses accrued	2,000	1,768
Other accrued expenses and prepaid revenues	36	144
Total	2,036	1,912

Note 21. Provisions

	Consolidated Group
	December 31,	December 31,
Skr mn	2016	2015
Pension liabilities (see Note 5 to the Consolidated Financial Statements)	38	17
Long term employee benefit	4	13
Termination reserve	9	9
Total	51	39

Note 22. Subordinated debt securities

	Consolidated Group
	December 31,	December 31,
Skr mn	2016	2015
Fixed Rate Resettable Dated Subordinated Instruments(1)	2,266	2,088
Total subordinated debt outstanding	2,266	2,088

Of which denominated in:
Swedish kronor	—	—
Foreign currencies	2,266	2,088

Skr mn	2016	2015
Total Interest expense	62	51
which of accrued interest(2)	9	8

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

(2) The accrued interest is attributable to subordinated borrowing and is included in “Accrued expenses and prepaid revenues”.

Subordinated debt means debt for which, in the event of the obligor being declared bankrupt, the holder would be repaid after other creditors, but before shareholders.

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015
Share capital	3,990	3,990
Reserves/Fair value reserve
Hedge reserve	96	228
Fair value reserve	35	-1
Defined benefit plans	-1	19
Retained earnings	13,016	12,592
Total Equity	17,136	16,828

The total number of shares is 3,990,000 with a quota value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash-flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after-tax.

The fair value reserve is displayed as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. In the cases in which an asset available-for-sale is included in a hedge relationship, the reserve includes the difference between the fair value and the amortized cost value revalued at fair value with regard to the risk being hedged. The difference normally consists of the cumulative change in the credit spread. Of the reserve represented interest-bearing securities with positive changes in fair value amounted to Skr 4 million (year-end 2015: Skr 25 million), Skr -37 million, (year-end 2015: Skr —22 million) represented interest-bearing securities with negative changes in fair value.

The entire equity is attributable to the shareholder of the Parent Company.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital and the distributable capital for the Consolidated Group at year-end are as follows:

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015
Restricted equity	6,218	6,744
Unrestricted equity	10,918	10,084
Total equity	17,136	16,828

For information on the objectives, policies and processes for managing capital, see Note 30 to the Consolidated Financial Statements.

Proposal for the distribution of profits

The following proposal regarding distribution of profits relates to the parent company

At the disposal of the Annual General Meeting	10,942
The Board of Directors and the Chief Executive
Officer propose that the Annual General Meeting
dispose of these funds as follows:
• Dividend to the shareholder of Skr 58,65 per share, amounting to	234
• Remaining disposable funds to be carried forward	10,708

Note 24. Pledged assets and contingent liabilities

Skr mn	December 31, 2016	December 31, 2015
Collateral provided
Cash collateral under the security agreements for derivative contracts	11,621	13,592

Contingent liabilities
Guarantee commitments	3,027	4,081

Commitments
Committed undisbursed loans	54,783	63,438
Binding offers	4,630	2,273

Note 25. S-system

In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the Swedish State’s export credit support system, and the State’s related aid credit program (together the “S-system”). SEK administers the S-system for a compensation of 0.25 percent per year on credit amounts outstanding at each date. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 116 million for the period (2015: Skr 123 million; 2014: Skr 117 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK, see Note 1(f) to the Consolidated Financial Statements. The other items in the statement of comprehensive income for the S-system are not included in the statement of comprehensive income of SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2016 amounted to Skr 182 million (2015: Skr 112 million; 2014: Skr 53 million), of which the net result for the CIRR loans represented Skr 235 million (2015: Skr 164 million; 2014: Skr 100 million).

Statement of comprehensive income for the S-system

Skr mn	2016	2015	2014
Interest revenues	1,185	1,222	1,112
Interest expenses	-1,012	-1,001	-972
Net interest revenues	173	221	140
Interest compensation	121	13	32
Remuneration to SEK	-116	-123	-117
Foreign exchange-rate effects	4	1	-2
Reimbursement to (-) / from (+) the State	-182	-112	-53
Net result	0	0	0

Statement of financial position for the S-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2016	December 31, 2015
Cash and cash equivalents	55	1
Loans	50,793	44,077
Derivatives	321	213
Other assets	3,414	1,133
Prepaid expenses and accrued revenues	352	328
Total assets	54,935	45,752

Liabilities	50,982	44,215
Derivatives	3,576	1,186
Accrued expenses and prepaid revenues	377	351
Equity	—	—
Total liabilities and equity	54,935	45,752

Commitments
Committed undisbursed loans	49,080	54,638
Binding offers	2,911	2,273

Results under the S-System by type of loan

	CIRR loans			Concessionary loans
Skr mn	2016	2015	2014	2016	2015	2014
Net interest revenues	224	271	185	-51	-50	-45
Interest compensation	121	13	32	—	—	—
Remuneration to SEK	-114	-120	-115	-2	-2	-2
Foreign exchange-rate effects	4	0	-2	—	—	—
Total	235	164	100	-53	-52	-47

Note 26. Capital adequacy

Capital adequacy analysis

	Consolidated Group
	December 31, 2016	December 31, 2015
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	22.1%	21.6%
Tier 1 capital ratio	22.1%	21.6%
Total capital ratio	25.1%	24.5%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	8.0%	7.7%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	1.0%	0.7%
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	20.6%	20.1%
Total capital ratio according to Basel I-floor(4)	22.8%	23.4%

(1)

Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The mini-mum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent for Common Equity Tier 1 capital, Tier 1 capital and total Own Funds, respectively.

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

(4)	Refers to the so called Basel I floor. The minimum requirement is 8.0 percent.

Own funds — adjusting items

	Consolidated Group
Skr mn	December 31, 2016	December 31, 2015
Share capital(1)	3,990	3,990
Retained earnings	12,236	11,404
Accumulated other comprehensive income and other reserves	130	247
Independently reviewed profit net of any foreseeable charge or dividend	546	830
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,902	16,471
Additional value adjustments due to prudent valuation	-444	-429
Intangible assets	-101	-109
Fair value reserves related to gains or losses on cash flow hedges	-96	-228
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	281	290
Total regulatory adjustments to Common Equity Tier 1 capital	-360	-476
Total Common Equity Tier-1 capital	16,542	15,995
Additional Tier 1 capital	—	—
Total Tier-1 capital	16,542	15,995
Tier 2-eligible subordinated debt(4)	2,267	2,088
Credit risk adjustments(5)	12	9
Total Tier 2 capital	2,279	2,097
Total Own funds	18,821	18,092
Total Own funds according to Basel I floor	18,809	18,083

(1)         For a detailed description of the instruments constituting equity, see Note 23.

(2)         For a detailed description of the instruments constituting Tier 2-eligible subordinated debt, see Note 22.

(3)         Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of December 31, 2016, the limitation rule had no effect (year-end 2015: no effect).

Minimum capital requirements exclusive of buffers

	Consolidated Group
	December 31, 2016			December 31, 2015
Skr mn	EAD(1)	Risk exposure amount	Min. capital req.	EAD	Risk exposure amount	Min. capital req.
Credit risk standardized method
Central governments	145,531	963	77	141,235	760	61
Regional governments	19,904	—	—	13,999	—	—
Multilateral development banks	1,900	—	—	24	—	—
Corporates	1,450	1,450	116	1,441	1,441	115
Total credit risk standardized method	168,785	2,413	193	156,699	2,201	176
Credit risk IRB method
Financial institutions(2)	44,947	14,089	1,127	51,805	16,437	1,315
Corporates(3)	95,519	51,104	4,088	81,575	46,990	3,760
Securitization positions	—	—	—	756	241	19
Assets without counterparty	123	123	10	129	129	10
Total credit risk IRB method	140,589	65,316	5,225	134,265	63,797	5,104
Credit valuation adjustment risk	n.a.	2,526	202	n.a.	2,403	192
Foreign exchange-rate risks	n.a.	999	81	n.a.	1,570	126
Commodities risk	n.a.	14	1	n.a.	19	1
Operational risk	n.a.	3,669	293	n.a.	3,969	318
Total	309,374	74,937	5,995	290,964	73,959	5,917

Adjustment according to Basel I floor	n.a.	7,572	606	n.a.	3,262	261

Total incl Basel I floor	n.a.	82,509	6,601	n.a.	77,221	6,178

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)       Of which counterparty risk in derivatives: EAD 4,515 million (year-end 2015: Skr 4,138 million), Risk exposure amount of Skr 1,784 million (year-end 2015: Skr 1,656 million) and Capital requirement of Skr 143 million (year-end 2015: Skr 132 million).

(3)       Of which related to specialized lending: EAD Skr 2,853 million (year-end 2015: Skr 4,085 million), Risk exposure amount of Skr 1,942 million (year-end 2015: Skr 2,806 million) and Capital requirement of Skr 155 million (year-end 2015: 224 million).

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cancellation of payments by a counterparty (PD) for the exposure classes where PD is estimated internally. Average PD  is calculated without consideration of PD floors. Average PD and LGD are weighted by EAD, average risk weight is the quotient of risk exposure amount and EAD. The amounts reported concern the Con-solidated Group, the amounts for the Parent Company are essentially the same.

	December 31, 2016					December 31, 2015
Consolidated Group Skr mn	AAA to AA- 0.01- 0.04%	A+ to A– 0.05– 0.12%	BBB+ to BBB– 0.17– 0.34%	BB+ to B– 0.54– 8.40%	CCC to D 28.60– 100%	AAA to AA- 0.01– 0.04%	A+ to A– 0.05– 0.12%	BBB+ to BBB– 0.17– 0.35%	BB+ to B– 0.58– 8.68%	CCC to D 28.52– 100%
Financial institutions
EAD	9,198	32,664	1,814	1,271	—	13,072	34,287	2,004	2,442	—
Average PD in %	0.04	0.08	0.20	0.84	—	0.04	0.08	0.22	0.58	—
Average LGD in %	36.7	43.3	45.0	45.0	—	41.3	40.9	45.0	45.0	—
Average risk weight in %	19.6	29.6	61.8	117.8	—	21.6	28.6	64.9	102.3	—
Corporates
EAD	5,516	20,690	46,118	20,285	57	3,614	16,073	36,940	20,784	79
Average PD in %	0.03	0.10	0.24	0.87	81.32	0.04	0.11	0.22	0.94	79.71
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	18.6	32.1	50.3	89.9	69.0	18.6	33.8	52.1	93.2	74.8

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for most of the exposures which currently are exempted and calculated according to the standardized approach. For further information regarding these exposures see section “Risk measurement” in note 27. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

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

Transitional rules

CRR states that the previously applicable transitional rules, i.e. the Basel I floor, will continue to apply until year-end 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. The capital buffer requirements for systemically important institutions that entered into force January 1, 2016 will hence not apply to SEK. There is no systemic risk buffer applicable for

SEK that is active at the moment. A countercyclical capital buffer rate of 1.5 percent is applied to exposures located in Sweden as of June 27, 2016 and going forward. As of December 31, 2016 the capital requirement related to exposures in Sweden is 69 percent (year-end 2015: 65 percent) of total capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The Swedish countercyclical capital buffer rate will increase to 2 percent as of March 19, 2017. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of December 31, 2016 the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.01 percentage points (year-end 2015: 0.01 percentage points).

Leverage Ratio

Skr mn (if not mentioned otherwise)	December 31, 2016	December 31, 2015
Exposure measure for the leverage ratio
On-balance sheet exposures	278,324	256,889
Off-balance sheet exposures	35,626	39,161
Total exposure measure	313,950	296,050
Leverage ratio	5.3%	5.4%

A leverage ratio measure has been introduced by the CRR, starting in 2015. Currently, there is no minimum requirement as to what a company’s leverage ratio should be. The leverage ratio is defined as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets and off-balance sheet credit risk exposures, the latter of which are weighted with a factor depending on the type of exposure. Special treatment is given to for, inter alia, derivatives.

Internally assessed economic capital excl. buffer

Skr mn (if not mentioned otherwise)	December 31, 2016	December 31, 2015
Credit risk	7,481	7,944
Operational risk	182	318
Market risk	1,597	1,447
Other risk	258	238
Total	9,518	9,947

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and capital management section.

Note 27. Risk information

For further information on SEK’s risk management, see the Risk and capital management section, on pages 40–45.

The amounts reported concern the Consolidated Group unless otherwise stated. Under the supervisory regulations, the consolidated situation for SEK does not differ from the consolidation made under the consolidated accounts. The amounts reported for the Consolidated Group and the Parent Company are essentially the same.

The table of credit quality as per category in the statement of financial position and the table illustrating the link between the statement of financial position categories and exposures according to the CRR contain carrying amounts. Other tables show amounts in accordance with the capital adequacy calculations, however before application of conversion factors.

Credit risk

Credit risk is the risk of the loss that could occur if a borrower or party in another agreement cannot meet its obligations under the contractual terms and conditions. Credit risk also includes counterparty risk, concentration risk and settlement risk. SEK’s credit risks are limited using a risk-based selection of counterparties and are further mitigated by the use of guarantees, netting agreements, collateral and credit derivatives. SEK’s appetite for credit risk is significantly greater than its appetite for other risks.

Risk management

The Risk Policy and the Credit Policy form the foundation for risk management. Risk level is limited through risk reduction measures and setting limits.

Credit Policy

The Risk Policy and the Credit Policy issued by the Board, and the Credit Instruction issued by the Board’s Credit Committee are the foundations upon which SEK’s credit risk management is based. These governing documents constitute the framework for the level of credit risk that SEK can accept and describe the decision-making structure and credit-decision mandate, the credit process, fundamental principles for loan limits and the management of problem loans. The norm is a core concept for SEK’s credit granting and clarifies expectations in terms of credit quality. For a business transaction to be considered to fall within the norm, it is necessary for the proposition to satisfy the requirements for all of the following areas:

1. Operational criteria

2. Norm for risk level

3. Norm for lending terms

4. Know your customer (KYC)

5. Sustainability foundation

The Board determines the risk strategy, including the credit strategy and risk appetite, and the overall limits within which the company is to operate. All credit decisions are to be made in line with the decision-making mandate structure established by the Board for delegated decision-making. SEK’s credit-decision structure and established mandates build on a decision-making structure based on the duality principle, thus ensuring thorough analysis and assessment of all credit propositions.

Risk reduction

SEK limits its credit risk by means of a methodical and risk-based selection of counterparties. The credit risk is further reduced through hedging various credit risks, in the form of guarantees, netting agreements, collateral and credit derivatives.

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

The counterparty risk associated with derivative contracts is always documented using ISDA Master Agreements, which also entail a netting agreement, with the support of collateral agreements in the form of a credit support annex (CSA). Approved collateral under the CSAs signed by SEK always takes the form of liquid assets.

SEK also uses various types of collateral to reduce credit risks pertaining to certain types of credit granting. While collateral can be significant for individual transactions, it has limited impact on the total lending portfolio.

Limit setting and monitoring

SEK utilizes limits to restrict credit risks to a specified level. Limits express the highest permissible exposure to a counterparty for specific tenors and for various types of exposures, such as lending to Swedish exporters, guarantees, counterparty risk in derivative contracts or liquidity investments. Exposures must be encompassed within the limits that have been decided for the particular counterparties. All limits are reviewed at least once annually. Exposures assessed as problem loans, meaning those for which SEK assesses that there is a high probability that the undertaking according to the original agreement will not be fulfilled, are analyzed in greater detail and more frequently. The intention is to identify at an early stage exposures subject to an elevated risk of loss and to adapt the exposure and ensure that the risk rating reflects the actual risk associated with the particular counterparty.

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

For the purpose of monitoring and checking large exposures, SEK has defined internal limits, which impose further limitations on the size of such exposures in addition to those stated in the CRR. The credit portfolio is subject to regular stress tests.

SEK’s risk and product rating, and risk estimates, comprise a central feature of the reporting of credit risk to the Board, the Risk and Compliance Committee and the Credit Committee. The Chief Executive Officer and the Chief Risk Officer inform the Board of all significant changes concerning SEK’s IRB system. SEK’s IRB system is validated by Risk at least once annually.

Risk measurement

SEK uses, and has permission to use, a foundation internal ratings-based approach (IRB approach) for measuring the credit risk inherent in exposures to a majority of SEK’s counterparties. This means that for these exposures SEK uses its own estimates of the probability of default (PD) risk parameter which, per counterparty, reflects the assigned internal rating. Other risk parameters, including loss given default (LGD) and credit conversion factors (CCF), are determined by the Capital Requirements Regulation (CRR). All of SEK’s counterparties are assigned an internal risk rating, apart from those cases where the Swedish FSA has granted SEK exemption from adopting the IRB approach. SEK’s permission from the Swedish FSA to use a foundation IRB approach encompasses exposures to companies, including insurance companies and financial institutions. The Swedish FSA has permitted SEK to apply certain exceptions from the IRB approach. The exempted exposures, for which the standardized approach is used instead, are as follows:

Export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) and equivalent export credit agencies in the OECD (time-limited exception valid through December 31, 2018)

Exposures to the Swedish government and Swedish regional governments or county councils

Exposures to foreign governments, foreign regional governments and multilateral development banks (time-limited exception valid through March 30, 2017)

Exposures in the Customer Finance business area (exception valid as long as these exposures are of minor importance in terms of scope and risk profile)

Guarantees for the benefit of small and medium-sized enterprises (exception valid as long as these exposures are of minor importance in terms of scope and risk profile)

SEK has applied for permission from the Swedish FSA to apply the IRB approach for exposures to the Swedish government, Swedish regional governments and county councils, and for exposures encompassed by the time-limited exceptions. Until such time as these permissions have been granted, the standardized approach is applied for these exposures.

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) are not exceeded, regardless of market value changes that may occur. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level.

Risk disclosures, credit risk

The table below shows the maximum credit exposure. Nominal amounts are shown, apart from derivatives, which are recognized at the carrying amount

	December 31, 2016
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	7,054
Treasuries/government bonds	—	3,673	—
Other interest-bearing securities except loans	1,451	48,228	—
Loans in the form of interest-bearing securities	262	—	45,284
Loans to credit institutions	—	—	26,187
Loans to the public	—	—	201,974
Derivatives	12,005	—	—
Total financial assets	13,718	51,901	280,499

	December 31, 2015
	Maximum exposure to Credit Risk
Consolidated Group Skr mn	Financial assets at fair value through profit or loss	Assets available for sale	Loans and receivables
Cash and cash equivalents	—	—	2,258
Treasuries/government bonds	—	2,005	—
Other interest-bearing securities except loans	1,481	37,965	1,210
Loans in the form of interest-bearing securities	708	—	46,773
Loans to credit institutions	—	—	29,750
Loans to the public	—	—	203,622
Derivatives	12,672	—	—
Total financial assets	14,861	39,970	283,613

Maximum credit-risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

The table below shows the credit quality following risk mitigation (net) per row in the statement of financial position.

The figures pertain to carrying amounts. SEK uses guarantees, CDSs and insurance policies as credit risk hedges; also refer to the Risk and capital management section.

Consolidated Group	December 31, 2016
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Book Value
Cash and cash equivalents	3,825	3,229	—	—	—	7,054
Treasuries/government bonds	442	3,245	—	—	—	3,687
Other interest-bearing securities except loans	18,003	31,896	12	-10	—	49,901
Loans in the form of interest-bearing securities	480	14,483	26,786	4,473	—	46,222
Loans to credit institutions	8,762	12,126	3,739	1,563	—	26,190
Loans to the public	79,643	30,213	21,172	16,840	41	147,909
Derivatives	—	9,912	2,093	—	—	12,005
Total financial assets	111,155	105,104	53,802	22,866	41	292,968
Committed undisbursed loans	50,604	2,631	871	677	—	54,783

Consolidated Group	December 31, 2015
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Book Value
Cash and cash equivalents	—	2,258	—	—	—	2,258
Treasuries/government bonds	1,586	420	—	—	—	2,006
Other interest-bearing securities except loans	7,550	32,384	897	—	—	40,831
Loans in the form of interest-bearing securities	3,804	15,862	22,469	5,972	—	48,107
Loans to credit institutions	9,403	17,133	760	2,480	—	29,776
Loans to the public	78,698	29,415	17,631	15,005	57	140,806
Derivatives	—	12,091	581	—	—	12,672
Total financial assets	101,041	109,563	42,338	23,457	57	276,456
Committed undisbursed loans	59,227	1,980	1,025	1,206	—	63,438

The credit quality of financial assets is evaluated by use of internal or external ratings.

The table below illustrates the link between the statement of financial position categories and net exposures according to CRR.

Consolidated Group	December 31, 2016
Skr bn	Book value	Adjustment from Book value to Exposure	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions
Treasuries/government bonds	3.7	—	3.7	—	—	—	—	—
Other interest-bearing securities except loans	49.9	0.3	6.3	13.0	1.9	22.6	6.4	—
Loans in the form of interest-bearing securities	46.2	0.2	0.6	—	—	3.9	41.9	—
Loans to credit institutions including cash and cash equivalents(1)	33.2	-11.8	6.9	6.2	—	7.6	0.7	—
Loans to the public	147.9	0.9	96.6	0.7	—	5.8	45.7	—
Derivatives	12.0	-7.5	—	—	—	4.5	—	—
Other assets	3.3	—	3.3	—	—	—	—	—
Total financial assets	296.2	-17.9	117.4	19.9	1.9	44.4	94.7	—
Contingent assets and Commitments(2)	62.4	—	56.3	—	—	0.8	5.3	—
Total	358.6	-17.9	173.7	19.9	1.9	45.2	100.0	—

Consolidated Group	December 31, 2015
Skr bn	Book value	Adjustment from Book value to Exposure	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions
Treasuries/government bonds	2.0	—	2.0	—	—	—	—	—
Other interest-bearing securities except loans	40.8	0.2	4.5	6.4	—	27.7	1.6	0.8
Loans in the form of interest-bearing securities	48.1	0.1	4.4	—	—	5.6	38.2	—
Loans to credit institutions including cash and cash equivalents(1)	32.1	-13.6	3.6	6.5	—	8.3	0.1	—
Loans to the public	140.8	0.7	94.4	1.1	—	5.5	40.5	—
Derivatives	12.7	-8.5	—	—	—	4.2	—	—
Other assets	1.0	—	1.0	—	—	—	—	—
Total financial assets	277.5	-21.1	109.9	14.0	—	51.3	80.4	0.8
Contingent assets and Commitments(2)	69.8	—	62.7	—	—	0.8	6.3	—
Total	347.3	-21.1	172.6	14.0	—	52.1	86.7	0.8

(1)      Skr 11.6 billion (2015: Skr 13.6 billion) of the book value for Loans to credit institutions is Cash collateral under the security agreements for derivative contracts.

(2)      Contingent liabilities and Commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 3.3 billion (2015: SEK 3.9 billion). For more information on the counterparty risk in derivative contracts under the CRR, refer to the Risk and capital management section.

Total credit exposures in the Group

Net exposures are recognized after taking the impact of guarantees and credit derivatives into account. Gross exposures are recognized without taking the impact of guarantees and credit derivatives into account. According to the internal risk follow-up, the amounts agree with the capital adequacy calculations, although without the application of conversion factors. In tables showing the geographical breakdown of exposures, North America is shown excluding Central America.

Total net exposures

	Loans and interest-bearing securities				Undisbursed loans, derivatives, etc				Total
Skr bn	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Classified by type of exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	117.3	42.9	109.9	43.6	56.4	84.1	62.7	84.6	173.7	51.0	172.6	52.9
Regional governments	19.9	7.3	14.0	5.6	—	—	—	—	19.9	5.8	14.0	4.3
Multilateral development banks	1.9	0.7	0.0	0.0	—	—	—	—	1.9	0.6	0.0	0.0
Financial institutions	39.8	14.5	47.0	18.5	5.4	8.0	5.0	7.0	45.2	13.2	52.0	16.0
Corporates	94.7	34.6	80.6	32.0	5.3	7.9	6.2	8.4	100.0	29.4	86.8	26.6
Securitization positions	—	—	0.8	0.3	—	—	—	—	—	—	0.8	0.2
Total	273.6	100.0	252.3	100.0	67.1	100.0	73.9	100.0	340.7	100.0	326.2	100.0

Credit exposures by region and exposure class

Gross exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.1	8.2	2.8	—	—	43.1	10.0	3.2	—	69.4
Regional governments	0.6	—	—	—	—	—	11.5	1.7	0.0	13.8
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Public Sector Entitiy	0.4	—	—	—	—	—	—	—	—	0.4
Financial institutions	1.9	1.3	0.9	8.3	0.6	1.3	11.8	16.5	0.3	42.9
Corporates	20.7	17.9	2.7	30.7	0.2	12.3	72.0	45.6	10.2	212.3
Total	25.7	27.4	6.4	39	0.8	56.7	105.3	68.9	10.5	340.7

Gross exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	2.2	9.9	—	1.3	—	42.8	1.2	2.2	—	59.6
Regional governments	0.6	—	—	—	—	—	5.6	1.1	0.0	7.3
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.7	0.0	4.7	2.2	2.1	13.4	17.6	0.4	47.6
Corporates	20.1	19.9	3.8	26.6	0.3	12.5	67.7	48.7	11.3	210.9
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	25.4	34.5	3.8	32.6	2.5	57.4	87.9	70.4	11.7	326.2

Net exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions	—	1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Impact of credit risk hedges by exposure class and hedge type

The table below shows, on the basis of gross exposure class, a breakdown based on whether the amounts are covered or are not covered by credit risk hedges in the form of guarantees or credit derivatives that are included in the capital adequacy calculations. Credit insurance issued by insurance companies is thus counted as guarantees. Hedged amounts have been divided up in accordance with the hedge issuer’s exposure class and type of hedge. Accordingly, the tables show the hedge types that convert gross exposures to net exposures.

Effect of credit risk mitigation, as of December 31, 2016

	Gross exposures by exposure class
Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Public sector entity	Securitization positions	Total
Amounts related to credit risk mitigation issued by
Central governments	51.2	0.6	—	2.6	100.7	0.4	—	155.5
of which guarantees by the Swedish Export Credit Agency	49.8	0.6	—	2.3	77.4	0.4	—	130.5
of which guarantees by other export credit agencies	1.4	—	—	0.3	19.6	—	—	21.3
of which other guarantees	—	—	—	—	3.7	—	—	3.7
Regional governments	—	0.0	—	6.3	0.4	—	—	6.7
Financial institutions	0.0	0.0	—	0.1	11.2	—	—	11.3
of which credit default swaps	—	—	—	0.0	2.5	—	—	2.5
of which other guarantees	0.0	0.0	—	0.1	8.7	—	—	8.8
Corporates	—	—	—	0.0	3.2	—	—	3.2
of which credit insurance from insurance companies	—	—	—	—	2.5	—	—	2.5
of which other guarantees	—	—	—	0.0	0.7	—	—	0.7
Total mitigated exposures	51.2	0.6	—	9.0	115.5	0.4	—	176.7
Non-mitigated exposures(1)	18.2	13.2	1.9	33.9	96.8	—	—	164.0
Total	69.4	13.8	1.9	42.9	212.3	0.4	—	340.7

(1)    Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures”. The amounts for these were Skr 20.0 billion for corporates and Skr 0.2 billion for financial institutions.

Effect of credit risk mitigation, as of December 31, 2015

	Gross exposures by exposure class
Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Amounts related to credit risk mitigation issued by
Central governments	51.3	0.6	—	1.9	110.5	—	164.3
of which guarantees by the Swedish Export Credit Agency	49.9	0.6	—	1.5	84.3	—	136.3
of which guarantees by other export credit agencies	1.4	—	—	0.4	21.9	—	23.7
of which other guarantees	—	—	—	—	4.3	—	4.3
Regional governments	—	0.0	—	6.7	0.6	—	7.3
Financial institutions	—	0.0	—	0.0	13.0	—	13.0
of which credit default swaps	—	—	—	—	4.0	—	4.0
of which other guarantees	—	0.0	—	0.0	9.0	—	9.0
Corporates	—	0.1	—	0.0	2.0	—	2.1
of which credit insurance from insurance companies	—	—	—	—	1.3	—	1.3
of which other guarantees	—	0.1	—	0.0	0.7	—	0.8
Total mitigated exposures	51.3	0.7	—	8.6	126.1	—	186.7
Non-mitigated exposures(1)	8.3	6.7	0.0	38.9	84.8	0.8	139.5
Total	59.6	7.4	0.0	47.5	210.9	0.8	326.2

(1)              Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures”. The amounts for these were Skr 17.6 billion for corporates and Skr 1.3 billion for financial institutions.

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2016

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Total
Spain	—	—	—	0.1	18.0	18.1
United kingdom	—	—	—	4.1	4.0	8.1
Finland	0.3	0.1	0.6	0.4	6.2	7.6
Denmark	—	1.5	—	2.4	3.2	7.1
Russia	—	—	—	—	6.6	6.6
The Nederlands	—	—	—	2.3	2.7	5.0
France	—	—	—	1.6	3.2	4.8
Norway	—	—	—	2.9	1.9	4.8
Luxemburg	1.9	—	1.3	0.0	1.2	4.4
Poland	—	—	—	—	3.3	3.3
Italy	—	—	—	—	2.3	2.3
Germany	0.5	—	—	1.7	—	2.2
Switzerland	—	—	—	1.0	0.8	1.8
Ireland	—	—	—	—	1.1	1.1
Iceland	—	—	—	—	0.6	0.6
Austria	0.5	—	—	—	0.0	0.5
Latvia	—	—	—	0.3	—	0.3
Belgium	—	—	—	0.0	0.3	0.3
Hungary	—	—	—	—	0.1	0.1
Portugal	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.1	0.1
Ukraine	—	—	—	—	0.1	0.1
Greece	—	—	—	—	0.0	0.0
Other countries	—	0.0	—	—	0.1	0.1
Total	3.2	1.6	1.9	16.8	55.9	79.4

Gross exposures European countries, excluding Sweden by exposure classes, as of December 31, 2015

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
Spain	—	—	—	0.2	17.5	—	17.7
The Netherlands	—	—	—	5.4	3.2	—	8.6
United Kingdom	—	—	—	3.4	5.1	—	8.5
Russia	—	—	—	—	7.9	—	7.9
Finland	—	0.3	—	0.4	6.8	—	7.5
Denmark	—	0.7	—	1.8	2.9	—	5.4
France	—	0.0	0.0	1.7	3.7	—	5.4
Luxembourg	1.4	—	0.0	0.0	1.9	—	3.3
Poland	—	—	—	—	3.1	—	3.1
Norway	—	—	—	2.0	1.1	—	3.1
Italy	—	—	—	—	2.4	—	2.4
Switzerland	—	—	—	1.2	1.1	—	2.3
Germany	0.4	0.1	—	1.6	0.1	—	2.2
Ireland	—	—	—	—	1.2	0.8	2.0
Iceland	—	—	—	—	1.2	—	1.2
Austria	0.4	—	—	—	0.0	—	0.4
Latvia	—	—	—	0.3	—	—	0.3
Portugal	—	—	—	—	0.2	—	0.2
Hungary	—	—	—	—	0.1	—	0.1
Greece	—	—	—	—	0.1	—	0.1
Ukraine	—	—	—	—	0.1	—	0.1
Other countries	—	0.0	—	0.1	0.2	—	0.3
Total	2.2	1.1	0.0	18.1	59.9	0.8	82.1

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2016

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Total
France	10.3	—	—	3.7	0.0	14.0
United Kingdom	1.1	—	—	3.9	3.5	8.5
Denmark	0.1	1.6	—	4.0	2.7	8.4
Finland	0.8	0.3	0.6	0.5	5.6	7.8
Germany	3.1	—	—	3.0	0.8	6.9
Norway	0.6	—	—	4.2	1.1	5.9
Luxembourg	1.9	—	1.3	0.0	1.6	4.8
Poland	3.3	—	—	0.0	—	3.3
The Nederlands	—	—	—	2.5	0.3	2.8
Spain	—	—	—	0.4	1.7	2.1
Switzerland	—	—	—	1.3	0.3	1.6
Belgium	—	—	—	0.4	0.2	0.6
Austria	0.5	—	—	0.1	—	0.6
Ireland	—	—	—	0.0	0.4	0.4
Iceland	0.1	—	—	—	0.2	0.3
Latvia	—	—	—	0.3	—	0.3
Portugal	0.1	—	—	—	—	0.1
Estonia	—	—	—	0.1	—	0.1
Italy	0.0	—	—	—	0.0	0.0
Other countries	—	—	—	—	0.2	0.2
						0.0
Total	21.9	1.9	1.9	24.4	18.6	68.7

Net exposures European countries, excluding Sweden by exposure classes, as of December 31, 2015

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Securitization positions	Total
France	10.9	—	—	4.4	0.0	—	15.3
United Kingdom	1.3	—	—	4.7	3.2	—	9.2
Finland	1.1	0.5	—	0.8	5.8	—	8.2
Germany	3.7	0.1	—	2.7	1.0	—	7.5
The Netherlands	—	—	—	5.6	1.4	—	7.0
Denmark	0.1	0.7	—	3.3	2.5	—	6.6
Norway	0.6	—	—	3.4	0.3	—	4.3
Poland	3.1	—	—	—	—	—	3.1
Luxembourg	1.4	—	0.0	0.0	0.8	—	2.2
Switzerland	—	—	—	1.4	0.6	—	2.0
Ireland	—	—	—	—	0.3	0.8	1.1
Iceland	0.6	—	—	—	0.2	—	0.8
Spain	—	—	—	0.4	0.1	—	0.5
Austria	0.4	—	—	0.1	—	—	0.5
Belgium	—	—	—	0.4	0.0	—	0.4
Latvia	—	—	—	0.3	—	—	0.3
Portugal	0.2	—	—	—	—	—	0.2
Estonia	—	—	—	0.1	—	—	0.1
Italy	0.0	—	—	—	0.0	—	0.0
Greece	—	—	—	—	—	—	—
Other countries	—	—	—	—	0.3	—	0.3
Total	23.4	1.3	0.0	27.6	16.5	0.8	69.6

On December 31, 2016, net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 2.6 billion (2015: Skr 1.9 billion). On December 31, 2016, gross exposures to counterparties in Greece amounted to Skr 0.0 billion (2015: Skr 0.1 billion). On December 31, 2016, gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion (2015: Skr 0.1 billion). The gross exposures are guaranteed in their entirety by counterparties in countries other than Greece and Ukraine. On December 31, 2016, gross exposures to counterparties in Russia amounted to Skr 6.6 billion (2015: Skr 7.9 billion). On December 31, 2016, net exposures to counterparties in Russia amounted to Skr 0.1 billion (2015: Skr 0.1 billion).

Corporate exposures by industry (GICS)

	December 31, 2016		December 31, 2015
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	74.8	10.7	73.6	8.4
Industrials	45.2	34.5	49.1	34.0
Financials	28.6	15.1	22.3	7.2
Materials	22.2	15.8	22.9	14.7
Consumer goods	16.3	13.4	15.9	12.2
Utilities	13.4	4.4	14.8	4.0
Health Care	6.1	5.3	6.2	5.4
Energy	5.3	0.8	5.6	0.9
Other	0.4	0.0	0.5	0.0
Total	212.3	100.0	210.9	86.8

Market risk

Market risk is the risk of loss or changes in future earnings due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.

Risk management

SEK’s Board establishes SEK’s market risk appetite and its strategy. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Board’s Finance and Risk Committee makes decisions on limit structures, which clearly define and limit the permissible exposure to net market risk. The Chief Risk Officer decides on the method for determining how market risks are to be calculated and proposes changes in limit structures in connection with reviews of risk appetite and limits. All instructions are re-established annually. Market risk exposures are measured and reported on a daily basis to the CEO, and to the Board’s Finance and Risk Committee at its scheduled meetings. Cases where limits are exceeded are escalated without delay to the CEO, and the Board’s Finance and Risk Committee.

SEK borrows funds by issuing bonds or other debt instruments which, regardless of the market risk exposures in the bonds, are hedged by being swapped via derivatives to a floating interest rate. The company’s risk appetite for market risk resulting from unmatched cash flows is low. Borrowed funds are used either immediately for lending, mainly at floating interest rates, or alternatively through derivatives at a floating rate, or to ensure that SEK has adequate liquidity in the form of liquidity investments and liquidity reserves. The aim is to hold assets and liabilities to maturity.

The duration of available borrowing matches that of lending and the maturity profile of liquidity investments is adapted to ensure that funds are available for all accepted but as yet undisbursed lending.

Unrealized changes in fair value affect the value of SEK’s assets and liabilities and impact the volatility of both earnings and SEK’s own funds. SEK’s largest net exposures are to changes in spread risk, mainly to credit spreads associated with assets and liabilities and to cross currency basis swap spreads. Spread risks are managed by having established limits and daily limit monitoring.

Risk measurement

The following describes how SEK calculates and limits market risk internally. For the impact on earnings and other comprehensive income due to the interest-rate risk, see page 122. Additional factors, such as different sensitivity calculations regarding the impact on economic value, earnings, equity and own funds, as well as a number of stress tests, are measured and reported but are not subject to limits. The government-supported S-system has been excluded since the government compensates SEK for all interest-rate differentials, borrowing costs and net foreign-exchange losses within the S-system (see Note 1).

Aggregated risk measure

The aggregated risk measure is based on analyses of historical scenarios with a monthly risk horizon. The scenarios are updated each month and comprise historical movements in risk factors from the entire period from the end of 2006 until today. SEK’s aggregated risk measure estimates the impact on SEK’s equity by applying historically observed movements in the market factors that affect the volatility of SEK’s equity. The exposure, which is based on the worst case scenario, is evaluated using SEK’s portfolio sensitivities to interest rate risk, cross currency basis swap price risk, credit spread risk in assets, credit spread risk in SEK’s own debt and currency risk. The limit is also based on the worst case scenario, which at the close of 2016 was a scenario based on market movements from February 2009. The risk at year-end 2016 amounted to Skr 621 million (2015: Skr 624 million). The limit is set at Skr 1,300 million (2015: Skr 1,300 million).

Risk specific measures

The aggregated risk measure and stress tests are complemented with risk-specific measures, including specific interest-rate-risk measures, spread-risk measures, currency-risk measures, etc.

The measurement and limiting of interest rate risk in SEK is divided into two categories:

Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

Interest-rate risk regarding changes in future net interest income (NII).

Market risk, type	Definition	Risk profile*
Interest rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

The interest rate risk regarding changes in economic value is calculated by means of a 100 basis point parallel shift in all yield curves. Positive and negative exposures are measured separated and whichever is largest, in absolute terms, comprises the exposure.

The risk pertains to SEK’s overall business profile, particularly the balance between interest bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long term impact of changes in interest rates. The risk amounted to Skr 286 million (2015: Skr 124 million) at the end of 2016. At the end of 2016, the interest-rate price risk limit amounted to Skr 600 million (2015: Skr 600 million).

Interest rate risk	The net interest income risk within one year is calculated	The risk pertains to SEK’s overall business profile, particularly the balance

Market risk, type	Definition	Risk profile*
regarding changes in future net interest income (NII)

as the impact on net interest income for the coming year if new financing and investment must take place following a positive interest rate shift of 100 basis points. For each stress test, the risk per currency is totaled in absolute terms.

between interest bearing assets and liabilities in terms of volume and fixed interest terms for the next year. The risk measurement captures the short term impact of changes in interest rates. At the end of 2016, the risk amounted to Skr 188 million (2015: Skr 202 million) and the interest-rate price risk limit amounted to Skr 250 million (2015: Skr 250 million).

Credit spread risk in assets

Credit spread risk in assets is calculated as a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in the credit spreads on assets for those assets measured at fair value. Credit spread risk in assets measures the instantaneous change in value that arises from a 100 basis point shift in credit spreads for all assets measured at fair value.

The risk is attributable to bonds in liquidity investments, including liquidity reserves, credit derivatives that hedge the credit risk in a number of bonds, and securitizations. At the end of 2016, the credit spread risk in assets was negative Skr 274 million (2015: negative Skr 279 million), and the limit for credit spread risk in assets amounted to Skr 500 million (2015: Skr 550 million).

Credit spread risk in own debt

Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in present value after all of SEK’s credit spreads have been reduced by 20 basis points.

The risk is attributable to SEK’s structured debt measured at fair value. At year-end 2016, the credit spread risk in own debt amounted to Skr 668 million (2015: Skr 603 million) and the limit for credit spread risk in own debt amounted to Skr 1,000 million (2015: Skr 1,000 million).

Cross currency basis spread risk

The cross-currency basis spread risk measures a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross currency basis spreads. The cross currency basis spread risk is measured, using sensitivities, as the change in present value after an increase in cross currency basis spreads by a number of points (varying by currency in accordance with a standardized method based on volatility).

The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio. At the end of 2016, the cross currency basis spread risk amounted to Skr 184 million (2015: Skr 227 million) and the limit for cross-currency basis spread risk amounted to Skr 450 million (2015: Skr 600 million).

Risk to NII from cross currency basis swaps

The 12-month risk to NII from cross-currency basis swaps is measured as the impact on SEK’s future earnings resulting from an assumed cost increase (varying by currency in accordance with a standardized method based on volatility) for transfers between currencies for which cross-currency basis swaps are used. For each stress test, the risk per currency is totaled in absolute terms.

The risk is attributable to cases where borrowing and lending are not matched in terms of currency and, therefore, the future cost of converting borrowing to the desired currency is dependent on cross-currency basis spreads. The risk is primarily attributable to Swedish kronor, because SEK has a deficit of Swedish kronor and borrows funds in other currencies, which are swapped into Swedish kronor. At the end of 2016, the risk amounted to Skr 28 million (2015: Skr 34 million) and the limit for the risk to NII from cross-currency basis swaps amounted to Skr 150 million (2015: Skr 150 million).

Currency risk	The risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage point change in the exchange rate between the respective currency and the Swedish krona.

The foreign exchange position excluding unrealized changes in fair value is reported separately since SEK’s hedging strategy entails that only foreign exchange positions excluding unrealized changes in fair value are to be hedged. The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. Currency risk excluding unrealized changes in fair value is kept low by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, accrued gains/losses in foreign currency are regularly converted to Swedish kronor. At the end of 2016, the risk amounted to Skr 2 million (2015: Skr 2 million) and the limit for currency risk was Skr 15 million (2015: Skr 15 million).

Other risks (equities, commodities and volatility risks)	These are attributable to structured borrowing and are calculated with the aid of stress tests of underlying equity indexes or volatility.

SEK’s equities and commodities risks, as well as FX volatility risks, only arise from structured borrowing. The structured borrowing is hedged by being swapped to floating interest rates. While all structured cash flows are matched through a hedging swap, there could be an impact on earnings. This is because measurement of the bond takes account of SEK’s own credit spread, while the swap is not affected by this credit spread, and also because of changes in expected maturity for the structured borrowing. Interest-rate volatility risk also arises from other transactions with early redemption options. These risks are calculated and limited. At the end of 2016, these risks and limits were low.

continued, Note 27

Stress tests

SEK conducts regular stress tests by applying movements in market factors that have been historically observed in the marketplace (historical scenarios) and movements that could happen in the future (hypothetical or forward-looking scenarios). Analyses of this type provide management with insight into the potential impact on SEK’s operations of significant movements in risk factors, or of broader market scenarios, and continuously ensure that the risk measurement is effective.

Risk information

For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “SEK — Capital Adequacy and Risk Management Report — Pillar 3.”

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1%).

	2016			2015
Consolidated Group Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	-10	237	-36	68	306	-58
Swedish Skr	-213	101	-21	4	93	-10
	-223	338	-57	72	399	-68

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1%).

	2016			2015
Consolidated Group Skr mn	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income	Total	of which financial instruments measured at fair value through profit or loss	of which financial instruments measured at fair value through comprehensive income
Foreign currency	-8	-260	36	-62	-280	68
Swedish Skr	325	-102	24	79	-93	21
	318	-362	60	17	-373	89

Assets, liabilities and derivatives denominated in foreign currency

Assets, liabilities and derivatives denominated in foreign currency (meaning currencies other than Swedish kronor) have been translated to Swedish kronor using the exchange rates applying at year end between the currency concerned and Swedish kronor.

    The relevant exchange rates for the currencies representing the largest shares in the Group’s net assets and net liabilities in the balance sheet were as shown in the table below (expressed in Swedish kronor per unit of the particular foreign currency). Share at year end is the share of the total volume of assets and liabilities denominated in foreign currency. Currency positions at year end are the net for each currency of all assets and liabilities in the balance sheet. The figures pertain to carrying amounts.

	December 31, 2016			December 31, 2015
	Exchange-	Portion at year-end,	Foreign currency	Exchange-	Portion at year-end,	Foreign currency
Currency	rate	%	position	rate	%	position
SKR	1	91	n.a.	1	93	n.a.
EUR	9.5407	3	-559	9.1350	3	-539
USD	9.0682	2	443	8.3524	1	252
JPY	0.07752	1	-311	0.06935	1	-136
GBP	11.2126	1	-155
CHF				8.4287	1	203
MXN				0.4832	0	-74
THB	0.2535	1	-131
Others		1	182		1	-223
Total foreign currency position		100	-531		100	-517

Currency risk is limited to accrued net income and is hedged regularly. In accordance with SEK’s rules for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 19 million (2015: Skr 2 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts (in millions of Swedish kronor).

	December 31, 2016	December 31, 2015
Skr mn	Consolidated Group	Consolidated Group
Total assets	299,442	280,411
of which denominated in foreign currencies	237,516	226,981
Total liabilities	282,306	263,583
of which denominated in foreign currencies	238,047	227,498

Liquidity risk and refinancing risk

Liquidity and refinancing risk is defined as the risk of SEK not being able to refinance its outstanding loans and committed undisbursed loans, or being unable to meet increased liquidity requirements. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices in order to meet payment commitments.

Risk management

SEK’s Board has overall responsibility for liquidity and refinancing risks and establishes governing documents for liquidity risk management; in addition, the CEO establishes instructions for operational management. Liquidity risk is managed operationally by the Treasury function. Liquidity and refinancing risk is measured and reported regularly to the relevant manager, the Risk and Compliance Committee, the CEO and the Board and its committees.

    SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. For CIRR loans, which SEK manages on behalf of the Swedish government, the company’s credit facility with the Swedish National Debt Office is also regarded as available borrowing. The credit facility, granted by the government through the Swedish National Debt Office, amounted to Skr 125 billion in 2016 (2015: Skr 80 billion) and is available solely for CIRR loans. In December 2016, the state established that the credit facility for 2017 will amount to Skr 125 billion. The credit facility is valid through December 31, 2017 and entitles SEK to receive financing over the maturities of the underlying CIRR loans. The credit facility is renewed annually and serves as a cushion in extreme stressad scenarios. SEK has no intension to otherwise utilise the credit facility.

    Borrowed funds not yet used to finance credits must be invested in interest-bearing securities, also known as liquidity investments. The management of liquidity investments is regulated in the Liquidity Strategy established by the Board’s Finance and Risk Committee. The size of the liquidity portfolio is adapted to cover outflows, outside the S-system, attributable to: 1) committed undisbursed loans, 2) CSAs with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending. The target for SEK’s new lending capacity is to facilitate at least 4 months of new lending, in line with SEK’s estimated new lending requirements besides CIRR credits and still guaranteeing that SEK stays match funded.

    Instead of selling assets as funds are needed, the maturity profile of the liquidity investments is matched against funds expected to be paid out. Investments must be made in assets of good credit quality. Issuers in the liquidity portfolio must have an internal risk classification of at least ‘A-’. For commercial paper and corporate bonds, however, an internal risk classification of at least ‘BBB-’ is permissible as long as the remaining maturity does not exceed one year and the domicile is in Sweden, Denmark, Finland, Norway or Germany. Such investments should take into account the liquidity of the investment under normal market conditions and the investment’s currency must comply with established guidelines. SEK intends to hold these assets to maturity and only divest them should circumstances so demand. The liquidity reserve, in which only securities regarded as highly liquid are included, accounts for a portion of SEK’s liquidity investments. The purpose of the liquidity reserve is to safeguard SEK’s short-term solvency, and to fulfil the company’s requirement for the lowest liquidity coverage ratio (LCR).

    SEK’s borrowing strategy is regulated in the Financing Strategy Policy, which is established by the Board’s Finance and Risk Committee. The aims of the Financing Strategy include ensuring that SEK’s borrowing is well-diversified in terms of markets, investors, counterparties and currencies. With regard to maturity, no refinancing risk is allowed. For the purpose of ensuring access to short-term funding, SEK has revolving borrowing programs for maturities of less than one year, including a US Commercial Paper Program (UCP) and a European Commercial Paper program (ECP). SEK also has a swingline facility that functions as a back-up facility for SEK’s revolving borrowing program for maturities of less than one year. To secure access to substantial volumes of non-current borrowing, and to ensure that insufficient liquidity or investment appetite among individual borrowing sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets.

    SEK has a contingency plan for the management of liquidity crises, which is issued by the Head of Treasury & Capital Management. The plan describes what constitutes a liquidity crisis according to SEK and what actions SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making structure during a liquidity crisis. An internal and external communication plan is also included. The contingency plan is also closely linked to the results of the scenario analyses that are performed regularly, whereby various actions are taken to increase the release of cash and cash equivalents that have been analyzed with a preventive purpose.

Risk measurement

In the short term, liquidity risk is monitored mainly through measurement of the liquidity coverage ratio (LCR), which shows SEK’s highly liquid assets in relation to its net cash outflows for the next 30 calendar days. Cash-flow forecasts of up to one year are prepared regularly according to various scenarios. SEK’s policy for long-term structural liquidity risk is not to accept refinancing risk. Forecasts are made of the relationship between borrowing, including equity, and lending over time. A net stable funding ratio (NSFR) is also estimated. The NSFR measures the volume of available stable funding in relation to the need of stable funding within a period of 1 year. SEK also performs regular liquidity stress tests.

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, “SEK — Capital Adequacy and Risk Management Report — Pillar 3.”

Liquidity reserve at December 31, 2016

Skr billion	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by municipalities or other public entities	6.4	4.7	—	1.1	0.6
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	5.1	—	2.8	2.2	0.0
Balances with other banks and National Debt Office, overnight	4.7	0.0	1.5	3.2	0.0
Covered bonds issued by other institutions	2.4	—	1.7	0.7	—
Total liquidity reserve	18.6	4.7	6.0	7.2	0.6

Liquidity investments by country and exposure type, at December 31, 2016

	Financial institutions		Central governments		Regional governments		Covered bonds		CDS-covered corporates		Securitization positions		Corporates		Multilateral development banks		Total(1)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Sweden	0	0.2	6.8	0.3	11.5	5.6	2.5	3.7	—	0.1	—	—	2.4	0.7	—	—	23.2	10.5
Canada	6.4	1.9	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6.4	1.9
Japan	0.9	0.0	2.8	—	—	—	—	—	—	—	—	—	0.5	—	—	—	4.2	0
Denmark	0.8	0.4	—	—	1.6	0.7	1.4	1.2	—	—	—	—	—	—	—	—	3.8	2.3
Luxembourg	—	—	1.9	1.4	—	—	—	—	—	—	—	—	—	—	1.3	—	3.2	1.4
Norway	2.9	2.0	—	—	—	—	—	—	—	—	—	—	0	0.1	—	—	2.9	2.0
United Kingdom	2.0	1.3	—	—	—	—	—	—	0.4	0.4	—	—	—	—	—	—	2.4	1.6
The Netherlands	2.3	5.4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2.3	5.4
Germany	1.4	1.3	0.5	0.4	—	0.1	—	—	—	—	—	—	—	—	—	—	1.9	1.8
France	0.9	1.2	—	—	—	—	—	—	0.7	0.7	—	—	—	—	—	—	1.6	1.9
Qatar	—	1.3	—	—	—	—	—	—	—	—	—	—	1.4	—	—	—	1.4	1.3
Korea	—	0.9	1.4	2.7	—	—	—	—	—	—	—	—	—	—	—	—	1.4	3.6
United Arab Emirates	—	0.6	—	—	—	—	—	—	—	—	—	—	1.3	—	—	—	1.3	0.6
Switzerland	1.0	0.5	—	—	—	—	—	0.7	—	—	—	—	—	—	—	—	1.0	1.2
United States	0.9	0.5	—	1.3	—	—	—	—	—	—	—	—	—	—	—	—	0.9	1.9
Singapore	0.8	0.4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.8	0.4
Malaysia	—	0.7	—	—	—	—	—	—	—	—	—	—	0.7	—	—	—	0.7	0.7
Finland	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.6	—	0.6	—
Australia	0.5	2.2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.5	2.2
Austria	—	—	0.5	0.4	—	—	—	—	—	—	—	—	—	—	—	—	0.5	0.4
Belgium	0	0	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0	0
China	—	2.1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2.1
Ireland	—	—	—	—	—	—	—	—	—	—	—	0.8	—	—	—	—	—	0.8
Spain	—	0	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0
Total	20.7	22.9	13.8	6.5	13.0	6.4	3.9	5.6	1.1	1.1	—	0.8	6.4	0.7	1.9	—	60.9	44.1

(1) Total amounts in this table exclude collateral deposited.

Liquidity investments by country and rating, at December 31, 2016

	AAA		AA+ to AA-		A+ to A-		BBB+ to BBB-		Total (1)
Country	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Sweden	18.2	5.8	3.4	1.5	1.6	3.2	0.0	0.0	23.2	10.5
Canada	—	—	—	—	6.4	1.9	—	—	6.4	1.9
Japan	—	—	0.5	—	3.7	0.0	—	—	4.2	0.0
Denmark	1.6	0.7	—	—	2.2	1.6	—	—	3.8	2.3
Luxembourg	1.3	—	1.9	1.4	—	—	—	—	3.2	1.4
Norway	—	—	—	—	2.9	2.0	—	—	2.9	2.0
United Kingdom	—	—	—	—	2.4	1.6	—	—	2.4	1.6
The Netherlands	0.1	—	0.8	2.6	1.4	2.8	—	—	2.3	5.4
Germany	0.5	0.5	—	—	1.4	1.3	—	—	1.9	1.8
France	—	—	—	—	1.6	1.9	—	—	1.6	1.9
Qatar	—	—	—	—	1.4	1.3	—	—	1.4	1.3
Korea	—	—	1.4	2.7	—	0.9	—	—	1.4	3.6
United Arab Emirates	—	—	1.3	0.6	—	—	—	—	1.3	0.6
Switzerland	—	—	—	—	1.0	1.2	—	—	1.0	1.2
United States	—	1.3	—	0.3	0.9	0.2	—	—	0.9	1.9
Singapore	—	—	0.8	0.4	—	—	—	—	0.8	0.4
Malaysia	—	—	—	—	0.7	0.7	—	—	0.7	0.7
Finland	0.6	—	—	—	—	—	—	—	0.6	—
Australia	—	—	0.1	1.9	0.5	0.3	—	—	0.5	2.2
Austria	—	—	0.5	0.4	—	—	—	—	0.5	0.4
Belgium	—	—	0.0	0.0	—	—	—	—	0.0	0.0
China	—	—	—	—	—	2.1	—	—	—	2.1
Ireland	—	0.8	—	—	—	—	—	—	—	0.8
Spain	—	—	—	—	—	—	—	0.0	—	0.0
Total	22.4	9.2	10.6	11.9	27.9	22.9	0.0	0.0	60.9	44.1

(1) Total amounts in this table exclude collateral deposited.

Liquidity investments by remaining maturity (“M”)

	2016	2015
M < 1 year	83%	73%
1 year < M < 3 years	17%	25%
M > 3 years	0%	2%

SEK’s borrowing programs for shorter maturities

Type of program	UCP	ECP
Currency	USD	Several different
Number of dealers	4	4
“Dealer of the day facility” (1)	No	Yes
Size of program	USD 3,000 mn	USD 4,000 mn
Utilized at Dec. 31, 2016	USD 0 mn	USD 0 mn
Maturity	270 days (maximum)	364 days (maximum)”

(1) Dealer of the Day offers an opportunity for market participants who are not issuers to arrange individual issues under the corporate paper program.

Total long-term borrowing by region and structure type at December 31, 2016

	Total
	2016	2015
Europe, excl. Nordic countries	82.0	79.2
North America	61.7	57.0
Japan	60.2	47.3
Asia excl. Japan	31.3	28.7
Nordic countries	7.5	9.2
Middle East/Africa	6.6	6.4
Latin America	6.0	4.6
Oceania	0.6	0.7
Total	255.9	233.3

New lending capacity

	Dec 31, 2016	Dec 31, 2015
New lending capacity	9 months	4 months
Volume, liquidity investments	72.3 bn	58.7 bn
Volume, committed undisbursed loans	54.8 bn	63.4 bn
of which, S-system	49.1 bn	54.6 bn

	Dec 31, 2016	Dec 31, 2015
LCR according to the Swedish FSA
Total	383%	573%
EUR	2,603%	825%
USD	313%	312%
LCR according to the EU Commision’s delegated act
Total	215%	—
NFSR	132%	99.4%

Contractual flows

Consolidated Group	As of 31 December 2016
Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Assets
Cash and cash equivalents	7,054	—	—	—	—	7,054	—	7,054
Treasuries/government bonds	15	479	156	3,047	—	3,697	-10	3,687
Other interest-bearing securities except loans	6,811	14,598	21,295	7,654	—	50,358	-457	49,901
Loans in the form of interest-bearing securities	-113	230	7,030	26,353	15,717	49,217	-2,995	46,222
Loans to credit institutions	-59	12,029	2,016	8,676	4,394	27,056	-866	26,190
Loans to the public	3,219	7,407	25,890	88,428	36,956	161,900	-13,991	147,909
Derivatives	1,475	1,499	1,352	4,228	5,891	14,445	-2,440	12,005
Total	18,402	36,242	57,739	138,386	62,958	313,727	-20,759	292,968

Consolidated Group	As of 31 December 2016
Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year< 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-119	-3,865	167	—		-3,817	61	-3,756
Borrowing from the public	—	—	—	—	—	—	—
Senior securities issued	-9,299	-37,844	-46,345	-133,418	-52,974	-279,880	30,688	-249,192
Derivatives	-56	-766	-1,914	-3,151	-57	-5,944	-16,128	-22,072
Subordinated securities issued	—	—	—	-2,267	—	-2,267	1	-2,266
Total	-9,474	-42,475	-48,092	-138,836	-53,031	-291,908	14,622	-277,286

Commitments
Committed undisbursed loans	-123	-3,534	-11,348	-10,080	25,085	0		54,783

Cash flow surplus (+) / deficit (-)	8,805	-9,767	-1,701	-10,530	35,012	21,819

Accumulated cash flow surplus (+) / deficit (-)	8,805	-962	-2,663	-13,193	21,819	21,819

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 4.6 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 80 billion, which can be used within the Swedish State’s export credit support system.  In December 2015, the Swedish parlament decided that the credit facility for 2017 should amount to Skr 125 billion.  With regard to deficit in cash flow with maturity between three months and  five years, SEK has the intention to refinance these through borrowing on the financial markets. Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice are assumed to occur on the maturity date. “Subordinated securities issued” which consists of a Dated Subordinated Instrument, were assumed be repaid at the time of the first redemption date. The conservative scenario for liabilities and hedging derivatives is not likely to be the real outcome.

Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”. Cash flows for cash collaterals are assumed to have the same maturity profile as related derivatives.

Items other than financial instruments with an approximate expected recovery time within less than 12 months: other assets; prepaid expenses and accrued revenues, other liabilities; and accrued expenses and prepaid revenues. All other balance sheet items, other than financial instruments, have an approximate expected recovery time of 12 months or more. For information regarding liquidity risk, see section “Risk and Capital Management”. The amounts above include interest, except for committed undisbursed loans.

Consolidated Group	As of 31 December 2015
Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Assets
Cash and cash equivalents	2,258	—	—	—	—	2,258	—	2,258
Treasuries/government bonds	—	1	2,016	—	—	2,017	-11	2,006
Other interest-bearing securities except loans	3,291	10,820	14,257	12,933	—	41,301	-470	40,831
Loans in the form of interest-bearing securities	494	1,520	7,882	27,389	15,010	52,295	-4,188	48,107
Loans to credit institutions	595	14,493	2,163	7,414	6,350	31,015	-1,239	29,776
Loans to the public	3,672	7,410	23,958	84,285	33,774	153,099	-12,293	140,806
Derivatives	408	385	1,426	6,256	7,450	15,925	-3,253	12,672
Total	10,718	34,629	51,702	138,277	62,584	297,910	-21,454	276,456

Consolidated Group	As of 31 December 2015
Skr mn	Maturity < 1 month	Maturity 1 month < 3 months	Maturity 3 months < 1 year	Maturity 1 year < 5 years	Maturity > 5 years	Sum Cash Flow	Discount effect	Book value
Financial Liabilities
Borrowing from credit institutions	-382	-4,866	—	—	—	-5,248	-35	5,283
Borrowing from the public	—	—	-61	—	—	-61	—	61
Senior securities issued	-5,641	-17,278	-56,549	-128,725	-46,298	-254,491	26,279	228,212
Derivatives	-95	-807	-2,772	-4,835	-2,116	-10,625	-13,006	23,631
Subordinated securities issued	—	—	—	—	-2,088	-2,088	—	2,088
Total	-6,118	-22,951	-59,382	-133,560	-50,502	-272,513	13,238	259,275

Commitments
Committed undisbursed loans	0	-5,517	-11,112	-10,493	27,122	0		63,438

Cash flow surplus (+) / deficit (-)	4,600	6,161	-18,792	-5,776	39,204	25,397

Accumulated cash flow surplus (+) / deficit (-)	4,600	10,761	-8,031	-13,807	25,397	25,397

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty internal processes or systems, human error, or from external events. Operational risk also includes legal risk and compliance risk.

Risk management

Operational risk exists in potentially all functions within SEK. The managers of all the various SEK functions have a responsibility for effective management of operational risk within their own function. In order to support operational risk management, SEK works in compliance with policy documents in accordance with SEK’s risk framework. The risk function is responsible for monitoring, analyzing and reporting the risk at an aggregated level, and for monitoring the appropriateness and efficiency of the way the company’s operational risk is managed. The Risk and Compliance Committee is responsible for monitoring operational risk. The Risk function reports to the Risk and Compliance Committee and to the Board’s Finance and Risk Committee.

SEK’s work on operational risk is conducted at all levels of the organization to ensure that the company is able to identify and reduce risk. All risk-related events are registered in an IT-based incident-reporting system. The fundamental cause is analyzed and actions are then taken to prevent a recurrence. By means of the new product approval process (NPAP), SEK prevents the company from unknowingly taking on risks that the company is unable to manage. The functions perform regular self-assessments of the operations in order to identify and reduce major risks. The self-assessments and the subsequent analysis are coordinated with business planning and the internal capital assessment. The Risk function carries out aggregated monitoring and analysis of the risks and action plans, as well as of significant operational risk events.

Risk measurement

SEK measures and reports operational risk levels at least each quarter. The risk level is based on an assessment of the number of risks with a high rating, the scope of losses due to incidents over the past four quarters and whether any breaches of rules related to the operations requiring permits have occurred. SEK uses the standardized approach in calculating the capital requirement for operational risk.

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively in respect of corruption, climate and the environment, human rights including labor conditions, and business ethics including money laundering and the financing of terrorism.

Risk management

Sustainability risks are managed according to a risk-based approach and SEK only engages in transactions for which SEK has conducted know your customer activities. SEK’s measures to manage sustainability risks when lending are subject to national and international regulations and guidelines, along with the state’s ownership policy, SEK’s owner instruction, pertaining to the areas of money laundering and the financing of terrorism, climate and environmental consideration, anticorruption, human rights and labor conditions. We focus particularly on sustainability risks when SEK grants credit to companies in countries facing sustainability challenges. We set requirements on the operations and projects the company finances in order to mitigate negative environmental and societal impacts.

Risk measurement

In connection with new business opportunities, the potential sustainability risks are identified and assessed at country, counterparty and transaction level.

Country — Countries are classified according to the risk of corruption, human rights violations including labor conditions and the risk of money laundering, financing of terrorism and tax non-transparency.

Counterparty — Checks are conducted as part of know your customer, including checks of ownership and checks against international sanction lists, as well as whether the counterparty has been involved in significant sustainability-related incidents.

Transaction — Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s framework for export credits.Category A projects have a potentially material impact, category B projects potentially have some impact, and category C projects have little or no potential impact. Other business transactions are analyzed to assess the risk of corruption, human rights violations including labor conditions and the risk of money laundering, financing of terrorism and tax non-transparency.

Elevated sustainability risk

The sustainability risk is considered to be elevated in the following cases:

Category A and B projects

Projects and operations subject to a high risk of corruption or human rights violations including labor conditions.

Areas affected by conflict

The mining and arms sectors

Exporters or the exporters’ customers who are internationally black-listed or have been involved in a significant incident

In-depth sustainability review

An in-depth sustainability review is performed in cases of elevated sustainability risk. The extent and form of the review depends on the scope of the financing, the level of the identified risks and SEK’s ability to influence the situation. Where necessary, social and environmental conditions are included in loan agreements, and site visits may be included as part of an evaluation. In the case of deviations from international standards or other deficient management of sustainability risks, the counterparty is required to take actions to rectify this. Monitoring during the tenor of the loan is conducted via continuous incident searches and via checks of compliance with the agreement’s sustainability clauses.

Risk information

SEK granted loans to the following category A and B projects in 2016: Category A project: Transmission line in Tanzania

Category B-projects:

A biogas facility in Norway

Optical fiber cable between  Sweden and EU countries

European research facility  in Sweden

A destruction facility in the US

Converter stations in the UK

Note 28. Transactions with related parties

SEK defines related parties to the Consolidated Group as:

•	the shareholder, i.e. the Swedish State
•	companies and organizations that are controlled through a common owner, the Swedish State
•	key management personnel
•	other related parties

The Swedish State owns 100 percent of the company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 36 percent (2015: 36 percent; 2014: 39 percent) of the company’s outstanding loans on December 31, 2016 were guaranteed by the State. The remuneration to EKN for the guarantees paid by SEK during 2016 amounted to Skr 31 million (2015: Skr 75 million; 2014: Skr 150 million). SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related concessionary credit program (together referred to as the “S-system”), see Note 1(f) and Note 25 to the Consolidated Financial Statements.

During 2016 SEK had a Skr 125 billion (2015: Skr 80 billion; 2014: Skr 80 billion) credit facility with the Swedish National Debt Office which was entirely related to the State’s export credit support (CIRR). In December 2016, the credit facility was extended for 2017. SEK has not yet utilized the credit facility.

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

Key management personnel include the following positions:

•	The Board of Directors;
•	he CEO; and
•	Other executive directors.

For information about remuneration and other benefits to key management personnel see Note 5 to the Consolidated Financial Statements.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel or controlled by close family members to key management personnel.

The following table further summarizes the Consolidated Group’s transactions with its related parties:

	2016
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State			Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities		Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	442	1	—		—	442	1
Other interest-bearing securities except loans	—	—	3,439	(2)	5	3,439	5
Loans in the form of interest-bearing securities	—	—	1,948		16	1,948	16
Loans to credit institutions	—	—	2,548		33	2,548	33
Loans to the public	—	—	1,299		15	1,299	15
Due from the State(1)	3,267	—	—		—	3,267	—
Total	3,709	1	9,234		69	12,943	70
Borrowing from credit institutions	—	—	—		—	—	—
Borrowing from the public	—	—	—		—	—	—
Senior securities issued	—	—	—		—	—	—
Other liabilities	235	—	—		—	235	—
Total	235	—	—		—	235	—

	2015
	The shareholder, i.e. the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	250	0	—	—	250	0
Other interest-bearing securities except loans	—	—	633	8	633	8
Loans in the form of interest-bearing securities	—	—	1,700	20	1,700	20
Loans to credit institutions	—	—	2,291	23	2,291	23
Loans to the public	—	—	866	9	866	9
Due from the State(1)	987	—	—	—	987	—
Total	1,237	0	5,490	60	6,727	60
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	164	—	—	—	164	—
Total	164	—	—	—	164	—

	2014
	The shareholder, i.e. the Swedish State		Companies and organizations that are controlled through a common owner, the Swedish State		Total
Skr mn	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense	Assets/ Liabilities	Interest income/ Interest expense
Treasuries/government bonds	1,640	4	—	—	1,640	4
Other interest-bearing securities except credits	—	—	523	5	523	5
Credits in the form of interest-bearing securities	—	—	1,700	35	1,700	35
Credits to credit institutions	—	—	1,949	18	1,949	18
Credits to the public	—	—	753	7	753	7
Due from the State(1)	1,165	—	—	—	1,165	—
Total	2,805	4	4,925	65	7,730	69
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	100	—	—	—	100	—
Total	100	—	—	—	100	—

(1) For information about due from the state, see Note 16 and Note 25 to the Consolidated Financial Statements.

(2) SEK has invested a large volume in interest-bearing securities issued by the Riksbank during the fourth quarter of 2016.

Note 29. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Note 30. Risk and capital management

Introduction

The Risk and capital management section addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, see Note 26 and Note 27 to the Consolidated Financial Statements, respectively. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2016”, available at www.sek.se.

Events in 2016

In 2016, several events in the external environment affected the macro scenario, such as Brexit and the US presidential election. To date, however, the economies of the Western World have been favorably impacted by monetary policy stimuli from central banks worldwide, by the low interest-rate environment and, initially at least, by the outcome of the US presidential election. A number of European banks have found themselves under pressure from assessments that they are inadequately capitalized. The fact that major banks have transgressed applicable rules and regulations has also attracted attention. The consequences of the new regulations for the financial sector remain considerable in the form of adaptation costs, new fees and stricter capital requirements, primarily related to the introduction of the Banking Recovery and Resolution Directive. The greatest uncertainty concerning the future is found in new floor regulations in the capital adequacy regulatory framework, which risk resulting in a return to more risk-insensitive capital requirements.

SEK’s capital adequacy increased marginally in 2016. At the end of the year, the total capital ratio was 25.1 percent (2015: 24.5 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 capital ratio both amounted to 22.1 percent (2015: 21.6 percent). SEK’s total exposures increased, which led to an increase in the capital requirement under the IRB approach primarily for exposures to companies. During the same period, the company’s total own funds increased due to an increase in retained earnings. . The risk parameters declined because of further improvements in default statistics in recent years. SEK’s largest financial risks are credit risk (Skr 7.5 bn (2015: Skr 7.9 bn) in allocated capital), market risk (Skr 1.6 bn (2015: Skr 1.4 bn) in allocated capital) and operational risk (Skr 0.2 bn (2015: Skr 0.3 bn) in allocated capital). SEK’s liquidity trended stably over the year.

Capital target

The company’s capital target, which is one of the Board’s principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that capital adequacy always exceeds the regulatory requirements, even in the event of deep economic declines. Under normal conditions, SEK’s capital target is for its total capital ratio to exceed the capital adequacy requirement communicated by the Swedish FSA by 1 to 3 percentage points. The point of departure for this is the Swedish FSA’s estimated capital requirement for SEK or SEK’s own assessment, whichever is higher. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. As a result of the Swedish FSA’s review and evaluation process, SEK was required to have a total capital ratio of 17.3 percent, based on SEK’s balance sheet at September 30, 2016. At December 31, 2016, the total capital ratio was 25.1 percent.

Core risk management principles

SEK must be selective in its choice of counterparties and clients in order to ensure a strong credit rating.

SEK only lends funds to clients who have successfully undergone SEK’s procedure for gaining understanding of the customer and its business relations (know your customer), and have a business structure that complies with SEK’s mission of promoting the Swedish export industry.

The business operations are limited to financial solutions and positions that the company has approved and has procedures for, whose risks can be measured and evaluated and where the company complies with international sustainability risk guidelines.

SEK’s liquidity strategy entails that the company secures financing that, at the very least, has the same maturities as the funds that it lends.

Risk appetite

The Board approves the company’s risk appetite, which is to encompass all of the company’s significant risk classes and to express the outer limits for the business operations. The risk appetite must specify the risk measurements that, in the opinion of the Board, provide information that is sufficient for the members of the Board to be well versed in the type and scope of the company’s risks. The risk appetite is strongly connected to the company’s loss capacity and thus to its equity. At least on a quarterly basis, the Board is provided with a comprehensive update of the risk exposures’ relationship to the risk appetite. The graph on the next page illustrates how the risk exposure in relation to the risk appetite is presented in a summarized format to the Board. Refer also to the “Risk Management” section of Note 27 (to the Consolidated Financial Statements), where the risk appetite by risk class is described in detail.

Risk governance

The owner determines the capital target at a general meeting of shareholders. The Board of Directors has ultimate responsibility for governing and monitoring risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines the overall risk governance by taking decisions on such matters as risk appetite and risk strategy. The Board also decides on risk policies and on matters of considerable importance to credit granting. The Board has established the Finance and Risk Committee (FRC), which assists the Board in overall issues regarding governance and monitoring of risk-taking, risk management and use of capital. The FRC also decides on certain limits, primarily involving market risk. The Board’s Credit Committee (CC) is the Board’s working body for matters involving loans and loan limit decisions, and for matters of fundamental significance or generally of great importance to SEK, and also makes loans decisions that have been delegated by the Board. The Board’s Audit Committee (AC) assists the Board with SEK’s financial reporting and matters involving internal control.

SEK’s CEO is responsible for day-to-day management of business operations. The CEO has established committees that are tasked with following up matters, serving as consultative bodies for the CEO in matters decided by the CEO and preparing matters ahead of decisions by the Board. The Risk and Compliance Committee deals with risk, capital, compliance and audit matters and evaluates the effects of new regulations. The Committee monitors SEK’s risk exposure and reports issued by the control functions. Following consultation with the Committee, the CEO issues governing documents regarding delegation of responsibility and management of the types of risk arising in SEK. The Credit Committee (CC) is responsible for issues pertaining to credit decisions. The CC has been mandated to take credit decisions within the framework of the division of authority determined by the Board.

SEK has organized risk management and risk control in accordance with the principle of three lines of defense in the form of clear-cut separation of responsibility between the commercial and support operations that own the risks, the control functions that independently identify and monitor the risks and an internal audit, which reviews these matters and reports directly to the Board; see diagram to the right.

Division of responsibility for risk, liquidity and capital management in SEK

First line of defense
• Business and support operations. • Day-to-day management of risk, capital and liquidity in compliance with risk appetite and strategy as well as applicable laws and rules.	• Credit and sustainability analyses. • Daily control and follow-up of credit, market and liquidity risk.

Second line of defense
• Independent risk control and compliance functions. • Identification, quantification, monitoring and control of risks and risk management.	• Risk, liquidity and capital reporting. • Maintain an efficient risk management framework and internal control framework. • Compliance monitoring and reporting.

Third line of defense
• Independent internal audit. • Review and evaluation of the efficiency and integrity of risk management.	• Performance of audit activities in line with the audit plan adopted by the Board. • Direct reporting to the Board.

Risk management process

The company’s risk management process encompasses: identification, measurement, management, reporting, control and monitoring of those risks with which the business is associated and for which SEK has formulated internal controls with this purpose in mind. SEK’s risk management process consists of the following key elements:

Risk identification — at any given time, SEK must be aware of the risks to which it is exposed. Risks are identified, primarily in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processes, systems and through annual risk analyses that include all aspects of SEK. Both forward-looking and historical analyses and testing are performed.

Measurement — the size of the risks is measured on a daily basis in respect of significant measurable risks or is assessed qualitatively as frequently as necessary. For those risks that are not directly measurable, SEK evaluates the risk according to models that are based on SEK’s risk appetite for the respective risk class, specifying appropriate scales of probability and consequence.

Governance — SEK aims to oversee the development of business, actively utilize risk-reduction capabilities and control the development of risks over time to ensure that the business activities are kept within the risk appetite and limits. SEK also plans and draws up documentation to ensure the continuity of business-critical processes and systems and that planning is carried out for crisis management. Exercises and training regarding the management of situations that require crisis and/or continuity planning are performed continuously.

Reporting — the company reports on the current risk situation, on the use of capital and on related matters to the CEO, the Finance and Risk Committee and the Board, at least once each quarter.

Control and monitoring. SEK checks and monitors compliance with limits, risk appetite, capital targets, risk management and internal and external regulations to ensure that risk exposures are kept at an acceptable level for SEK and that risk management is effective and appropriate.

SEK’S risk framework

Effective risk management and control in SEK are based on a sound risk culture, a shared approach and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework (see the Risk Framework illustration on the preceding page) encompassing all of SEK’s operations, all of its risks and all relevant personnel.

The structure of the risk framework is ultimately governed by SEK’s mission from its owner, the Swedish government, and SEK’s business model.

The capital target constitutes the outer boundary for SEK’s strategy. Within the confines of the capital target, risk appetite is stated, which is expressed by risk class and comprises the risk to which the Board is prepared to expose SEK in order to achieve its strategic objectives. Risk governance is specified in the form of a risk strategy, a risk policy, in SEK’s risk culture, and in instructions, processes and limits. These policy documents describe the risk management process and define what activities and operations are included in the process, and how they should be performed. The policy documents also indicate how responsibility is structured in terms of the execution, monitoring of and compliance with risk management.

Summary of SEK’s risk appetite

The risk appetite encompasses all of the company’s significant risk classes and expresses the outer limits for the business operations. The graph illustrates how the risk exposure in relation to the risk appetite is presented in a summarized format to the Board.

SEK’s risks and its risk management

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. Different types of risk arise as part of operations, primarily credit risk. An overview of the risks SEK is exposed to and how these risks are managed is presented in this section. For more detailed descriptions, refer to Note 27.

	Risk profile	Risk appetite metrics	Risk management
Credit risk

SEK’s credit risk portfolio maintains a high credit quality. The portfolio is exposed to a concentration risk due to SEK’s mission. The net risk is principally limited to counterparties with high credit ratings, such as government export credit agencies, major Swedish exporters and banks and insurance companies. SEK invests its liquidity in high-credit-quality securities, primarily with short maturities.

Individual or collectively limited exposures must not exceed 20 percent of own funds.

The company’s expected loss within one year must not exceed 2 percent and based on the total remaining maturity not exceed 8 percent of the Common Equity Tier 1 capital.

Concentration risk, exposures larger than 10 percent of own funds, is to be reported at least on a quarterly basis.

The company’s exposures to counterparties with a credit rating lower than investment grade are to be reported at least quarterly.

Risk ratings and risk limits are to be updated at least annually.

Lending must be responsible and based on in-depth knowledge of SEK’s counterparties. Lending must also take place in accordance with SEK’s mission based on the owner instruction and must be based on the counterparty’s repayment capacity. SEK’s credit risks are limited by the risk-based selection of counterparties and are managed, inter alia, by the use of guarantees and other types of collateral. SEK endeavors to achieve a diversified lending portfolio. Concentrations that naturally result from SEK’s mission are accepted, although risk mitigation solutions are used to partly reduce concentration risks.

Market risk

SEK’s business model leads to exposure primarily to spread risk, interest-rate risk and currency risk. SEK’s largest net exposures are to changes in spread risk, mainly to credit spreads associated with assets and liabilities and to cross-currency basis spreads.

The aggregated risk from exposures measured at fair value in the balance sheet is not to exceed Skr 1,300 million

Total interest-rate sensitivity to a 100 basis-point parallel shift in all yield curves, comprising the entire balance sheet, must not exceed Skr 600 million.

Net interest income 1 year, the impact on SEK’s future earnings margin resulting from a change in interest rates, a 100 basis-point parallel shift, must not exceed Skr 250 million.

Risk to NII from cross-currency basis swaps 1 year, the impact on SEK’s future earnings margin resulting from a change in cross-currency basis spreads must not exceed Skr 150 million.

The core of SEK’s market risk strategy is to borrow funds by issuing securities which, regardless of the market risk exposures generated by these, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or used to ensure sufficient liquidity. The aim is to hold assets and liabilities to maturity.

Operational risk	Operational risks arise naturally in all parts of the business. The incidents that have occurred predominantly comprise minor events that are rectified promptly within the relevant function.

The risk appetite for losses due to incidents is Skr 20 million per calendar year

SEK does not accept any material risks or serious audit remarks. Material risks are risks whereby the aggregated assessment of probability and consequence exceeds the level that the company may accept. In the event that the risk still arises, it must be mitigated to an acceptable level within three months.

No transgression of laws, ordinances or other regulations governing operations requiring permits, including the requirement of internal control of financial reporting is permitted.

SEK works continuously to manage operational risk, primarily by means of efficient internal controls, by performing risk analyses prior to changes, by focusing on continuous improvements and through contingency planning. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

Liquidity risk

SEK has secured borrowing for all of its credit commitments, including those committed but as yet undisbursed. In addition, the size of SEK’s liquidity investments allows new lending to continue at a normal pace, even during times of stress.

The company is to operate with a liquidity coverage ratio (LCR) for the entire balance sheet, and in EUR and USD, exceeding 110 percent.

The company is to operate with a net stable funding ratio (NSFR) exceeding 100 percent.

The company is to operate with a matched balance sheet and have contingencies for potential disbursements of new lending for at least four months.

All lending transactions are to be funded using at least the same maturity.

SEK must have diversified borrowing to ensure that borrowing is available through maturity for all credit commitments — loans outstanding as well as committed undisbursed loans. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.

Valuation risk	SEK is exposed to a valuation risk for financial instruments that are not traded actively and are thus appraised using models.

The price adjustment for prudent valuation is not to exceed 10 percent of own funds.

The company may not accept identified material risks concerning valuation methods, including the regulatory framework for prudent valuation.

SEK works continuously to improve the quality of market data and internally developed models, to calibrate models against market transactions and to check market value with external counterparties.
Sustainability risk

SEK is primarily exposed to sustainability risks when lending. A sustainability risk could arise from the financing of major projects or from operations in high-risk countries in terms of corruption or human rights violations.

SEK only engages in transactions for which we have conducted know your customer activities and that entail an acceptable sustainability risk, at least in accordance with the international guidelines adhered to by the company.

Initially approved projects that can give rise to sustainability-related issues at a later stage, including reputational risk, are to be assigned particular attention.

Sustainability risks are managed according to a risk-based approach. In the event of a high sustainability risk, an in-depth sustainability review is conducted and, where necessary, requirements set that measures be implemented to counteract the adverse environmental and societal impact. Requirements are based on national and international regulations and guidelines in the areas of anticorruption, climate and environment, human rights including labor conditions and business ethics including money laundering and the financing of terrorism.

Commercial and Reputational risk

SEK has a natural concentration risk to Sweden and to large Swedish exporters pursuant to its mission from the owner.
The main factors considered to affect the reputation of the SEK brand are credit losses, transactions that could be perceived to lack Swedish interests or the perception that SEK has breached applicable regulations.

Concentration in income from a limited number of clients Follow-up of the reputational impact from transactions.

Business risk is identified through risk analyses and is monitored and prevented as deemed necessary. Reputational risk is mitigated actively through a number of activities, including ongoing analysis of media coverage, stakeholder dialogues and risk analyses. SEK’s communication plan describes the principles for both long-term and short-term management of reputational risk.

Strategic risk (business environment risk)	SEK’s strategic risks mainly arise from structural changes in competition, which could lead to limited lending opportunities for SEK, and from regulatory reforms.	SEK accepts conscious strategic risks in line with the company’s strategy. Governance of new initiatives is to include monitoring of business volumes and, where relevant, have limits applied.	Strategic risk is identified through risk analyses and is monitored and prevented as deemed necessary.

Internal capital and liquidity assessment processes

The internal capital adequacy assessment process is an integral part of SEK’s strategic planning, whereby the Board determines SEK’s risk appetite and approves the capital target. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet the regulatory requirements under both normal and stressed financial conditions and to support SEK’s high credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or can be exposed to. The capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate level of capital. Capital adequacy assessments are conducted at least for the forthcoming three-year period.

In conjunction with its internal capital adequacy assessment process, an in-depth liquidity analysis is performed. During the planning period, the liquidity requirement and its composition are evaluated to ensure the company has adequate liquidity to implement the business plan and meet regulatory requirements.

SEK’s assessment is that the macroeconomic climate represents the foremost source of the risks to its earnings and financial stability. To arrive at an adequate capitalization level that also applies under stressed financial conditions, an analysis is conducted of how the capitalization is affected by stress in global financial markets, as well as of other factors that impact SEK’s business model and net risk exposure.

When SEK performs the internal capital adequacy assessment, it applies methods other than those used for the Swedish FSA capital requirement. The assessment is based on SEK’s internal calculation of economic capital, which captures all of the specific risks to which SEK’s operations are exposed, even risks over and above those included in the Swedish FSA capital requirement. For example, for credit risk, economic capital is based on a quantitative approach whereby Value at Risk (VaR) is calculated at a confidence level of 99.9 percent. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a defined time horizon (usually one year). The methodology used in the VaR quantification is based on the CreditMetrics model. In addition to the internal capital adequacy assessment, SEK also estimates the total capital requirement as set for SEK by the Swedish FSA in its annual review and evaluation process. The capital requirement specified by the Swedish FSA constitutes a minimum requirement for the size of SEK’s own funds. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA. For further information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2016”, available at www.sek.se.

New regulations

For exposures to central governments and regional governments, SEK has been granted, until further notice, an exemption from using the IRB approach for risk classification and quantification of credit risk. SEK applies the standardized approach for these exposures but will switch to the IRB approach during 2017.  The minimum capital requirements for these exposures will increase in connection with a switch to the IRB approach.

In the assessment of SEK, the company has sufficient eligible own funds in accordance with the Banking Recovery and Resolution Directive.

Under normal conditions, SEK satisfies the new CRR liquidity requirements.

Rules stipulating the particular derivatives that have to be cleared are evolving progressively, as are rules for how non-cleared derivatives should be managed. When these rules have been definitively finalized, this will have a certain impact on capital requirements and liquidity flows.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Catrin Fransson
Catrin Fransson, Chief Executive Officer

Stockholm, Sweden

February 24, 2017

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

2.5

Fiscal Agency Agreement dated April 1, 2016 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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

2.8

ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

2.9

Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

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

Pursuant to Instruction 2(b) (i) in the “Instructions as to Exhibits” in Form 20-F, various instruments defining the rights of holders of long-term debt securities issued by the Company are not being filed herewith because such debt securities are not registered with the Commission and the total amount of debt securities authorized under each such instrument does not exceed 10 percent of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the Commission upon request.