Form 20-F
period 2017-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2018-02-26
CIK 352960

As filed with the Securities and Exchange Commission on February 26, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-08382

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debt Securities
(Title of Class)

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (publ), (Swedish Export Credit Corporation) (the “Parent Company”), including the Swedish system for officially supported export credits (the “CIRR-system”), which is described herein, and the Parent Company’s wholly owned subsidiary Venantius AB (and its wholly-owned subsidiary VF Finans AB) (the “Subsidiaries” and together with the Parent Company, “SEK,” the “Consolidated Group” or the “Group”). Venantius AB is no longer engaged in any active business; Venantius AB together with its wholly owned subsidiary is being wound down.

The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements of the Parent Company and the Subsidiaries. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2016: Skr 10 million)” means that the relevant figure for 2016, or as of December 31, 2016, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations and the Annual Report for the financial year of 2017, is available at www.sek.se/en/investor-relations. Information available on or accessible through SEK’s website is not incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. SEK has based these forward-looking statements on its current expectations and projections about future events. These statements include but are not limited to:

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

•                  disruptions in the financial markets or economic recessions may negatively affect the credit quality of borrowers and cause risk to other counterparties, which may cause SEK to incur credit losses or affect the value of its assets;

•                  reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may negatively impact SEK’s profitability and its ability to fulfill its obligations;

•                  changes in laws, regulations or accounting standards may adversely affect SEK’s business;

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

•                  risk related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in regulatory action, legal liability and damage to the Group’s reputation;

•                  developments in emerging market countries may adversely affect the Group’s business; and

•                  negative interest rates may have an impact on SEK’s profitability.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes. The Consolidated Statement of Comprehensive Income data for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and the Consolidated Statement of Financial Position data as of December 31, 2017, 2016, 2015, 2014 and 2013 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).

While complying with IFRS, SEK also complies with the additional requirements of the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the Recommendation RFR1 Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), and the accounting regulations of Finansinspektionen (the Swedish FSA) (FFFS 2008:25).

The following information should be read in conjunction with the more detailed discussion contained in Item 5 “Operating and Financial Review and Prospects”.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2017		2016	2015	2014	2013
Net interest revenues	1,683		1,747	1,662	1,578	1,555
Operating income	1,553		1,608	2,056	2,078	1,958
Operating profit	1,007		1,002	1,535	1,629	1,408
Net profit (after taxes)	772		780	1,187	1,260	1,090
Dividend per share (Skr)	58.05	(A)	58.65	89.22	94.74	81.96
Total comprehensive income	672		664	1,049	1,494	823
Ratios of earnings to fixed charges (B)	1.46		1.70	2.31	1.74	1.54

(A) The dividend for the year ended December 31, 2017 is to be proposed to the Annual General Meeting, which will be held on April 24, 2018, and is subject to approval at that meeting.

(B) For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of SEK’s interest expenses, including borrowing costs. See also Exhibit 7.1 Statement of Ratios of Earnings to Fixed Charges.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2017	2016	2015	2014	2013
Total loans outstanding (C)	195,120	208,700	205,097	218,222	201,477
Total assets	264,392	299,442	280,411	325,166	306,554
Total debt	226,873	255,214	235,644	284,137	270,822
of which subordinated	2,040	2,266	2,088	1,945	1,607
Equity	17,574	17,136	16,828	16,157	14,990
of which share capital	3,990	3,990	3,990	3,990	3,990
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	264,392	299,442	280,411	325,166	306,554

(C) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. Certain deposits with banks and states are not a part of total loans, although they are included in the items Loans to Credit Institutions and Loans to the Public in the Consolidated Statement of Financial Position. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

B                   Foreign Exchange rates

The Group’s presentation currency is the Swedish kronor. The following tables set forth, for the periods and dates indicated, information concerning the noon buying rates for cable transfers in Swedish kronor, expressed in Skr per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

Calendar Year	High	Low	Average (A)	Period End
2017	9.1970	7.9331	8.4872	8.1950
2016	9.3909	7.9202	8.5571	9.0698
2015	8.8390	7.8117	8.4477	8.3524
2014	7.8117	6.3392	6.9339	7.8117
2013	6.8360	6.2940	6.5221	6.5084

(A) The average of the exchange rates on the last day of each month during the period.

Calendar Month 2017	High	Low
September	8.1797	7.9388
October	8.3746	8.0502
November	8.4819	8.2860
December	8.4963	8.1950

Calendar Month 2018	High	Low
January	8.2496	7.8403
February 1st until February 16	8.1225	7.8588

The noon buying rate on February 16, 2018 was $1.00 = Skr 7.9440

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

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainties remain concerning the outlook and the future economic environment related to recent events in those regions, such as a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the United Kingdom (the “UK”) submitting formal notification under Article 50 of the Lisbon Treaty to the European Council of the intention of the UK to withdraw its membership in the European Union (commonly referred to as “Brexit”). Furthermore, political uncertainty related to the impact of the US presidential administration, including on free trade agreements between the US and other countries, could have a negative impact on SEK’s business and earnings.

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

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers’ or counterparties’ credit demand or that they may become delinquent in their loans or other obligations to SEK. For example, following the financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may negatively impact SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. In addition, much of SEK’s new lending during 2017 was concentrated in Asia, so financial market performance, geopolitical instability and other similar factors in Asia might adversely affect SEK’s continued ability to obtain financing. For example, liquidity investments declined in 2017 when strong performance by the Japanese stock market caused substantial early redemptions of structured debt that SEK issued in Japan.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short- and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. Notwithstanding regular confirmation from SEK’s owner (the Swedish State) of its continued support for SEK’s current public policy role, there is a risk that this view could change in the future. For example, similar export institutions in the Nordic region have recently experienced dramatic changes in their respective government’s definitions of their public policy role. Deterioration in any one of these factors or in any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

Changes in laws, regulations or accounting standards may adversely affect SEK’s business.

SEK’s business is subject to regulation and regulatory oversight. Any significant regulatory development could affect the manner in which SEK conducts its business and SEK’s results of operations. SEK continues to monitor new local, regional and international regulations in an effort to remain compliant with the governing law.  Changes to existing laws, or the interpretation or enforcement of laws, may directly impact SEK’s business, results of operations and financial condition.

In particular, SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Financial regulators around the world have responded to the recent crisis by proposing significant changes to the regulatory regime applicable to financial service companies such as SEK. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden), could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay its debt. For example, in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to a fund to support the recovery of credit institutions, which adversely affected SEK’s results of operations.

The European Bank Recovery and Resolution Directive (the “BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies.  In Sweden, the requirements of the BRRD generally were implemented into Swedish law by the Resolution Act 2016 (as amended, the “Resolution Act”) as of February 1, 2016. In accordance with the BRRD, SEK is subject to a minimum requirement for own funds and eligible liabilities, which is a parallel requirement to the CRR. SEK is currently in compliance with the minimum requirement for own funds and eligible liabilities determined for it by the national resolution authority, which in Sweden is the Riksgäldskontoret (the Swedish National Debt Office), but if SEK does not comply in the future, the Swedish National Debt Office may require SEK to fulfill the requirements by issuing capital that is subordinated to SEK’s outstanding senior debt. SEK may experience difficulties in issuing this subordinated debt or the interest rate on this subordinated debt may be considerably higher than on senior securities issued, which would negatively impact SEK’s profitability. For more information, see Item 4 “Information on the Group and the Parent Company–B. Business Overview–Swedish Government Supervision–Supervisory Authorities”.

The Resolution Act confers substantial powers on the Swedish National Debt Office to enable it to take a range of actions in relation to Swedish financial institutions that are considered to be at risk of failing, including a debt write-down tool. The exercise of any resolution power, or any suggestion of the exercise of any resolution power, may have a material adverse effect on the SEK’s ability to obtain financing, or could cause the cost of financing to increase and/or could affect SEK’s ability to fulfill its obligations

In addition, in the wake of the financial disruptions from 2008 and onwards, the Basel Committee on Banking Supervision (the “Basel Committee”) has revised the Basel regime to provide for new, stricter regulations with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to maintain relatively more own funds (capital base) in relation to their risk-weighted assets as well as better matched borrowing in relation to their obligations. Furthermore, tighter rules on which assets can be defined as liquidity reserves as well as stricter requirements on clearing of derivatives may also affect international capital markets. In addition, the European Union legal framework MiFID II (Markets in Financial Instruments Directive) became applicable in the European Union on January 3, 2018. Among other requirements, MiFID II imposes new requirements on the issuance and distribution of bonds and, therefore, may affect international capital markets, as well.  Compliance with these new rules and regulations may increase the costs of borrowing for all financial institutions, including SEK. For more information, see Item 4 “Information on the Group and the Parent Company–B. Business Overview–Swedish Government Supervision” below.

The Basel Committee issued in December 2017 final revisions to the Basel III capital framework (the “2017 Revisions”). The main objective of the 2017 Revisions is to reduce variability of risk-weighted assets within the banking system. The 2017 Revisions include an output floor, altered standardized approaches for credit risk and operational risk, constraints on the use of internally-modelled approaches and changes in the leverage ratio. It is expected to enter into force on January 1, 2022. From a Swedish perspective, the 2017 Revisions must first be implemented through EU legislation before they could impact SEK’s capital requirements. Even though SEK is expected to meet the revised requirements based on current market assumptions, the 2017 Revisions, once implemented, may materially constrain SEK’s business plans and negatively impact profitability.

European Market Infrastructure Regulation (EMIR), a regulation regarding OTC-derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. Since then, various parts of the regulation have become effective. During 2018, additional parts of the regulation related to central clearing of certain OTC-derivatives will come into effect. SEK may be required to post additional collateral related to its derivatives and may face higher costs as a result of these regulatory requirements.

Certain changes in accounting standards that could also have a negative impact on SEK include IFRS 9, which replaced IAS 39 on January 1, 2018, with regard to accounting rules for financial instruments. Even if the transition to IFRS 9 does not have a material negative impact on SEK´s equity, the implementation of a new model for expected credit loss is expected to increase the volatility of SEK’s earnings over time.

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

As an international lending institution, the Group is subject to some exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of the Group’s foreign-currency obligations. For example, during 2017, there were fluctuations in major currencies due to political unrest, even though that did not have a significant impact on SEK’s financial condition during the year. The values of a majority of the items presented in the Consolidated Statements of Financial Position are subject to fluctuations as a result of changes in the exchange rate between the Swedish krona and other currencies, such as the U.S. dollar and the Euro. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies. Higher inflation in certain countries, including in Europe, may also result in devaluation of currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

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

There is also a risk that SEK’s reputation will be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments, including those that are not explicit. Although operational risks can be reduced by properly documented processes, adequate systems, a culture of sensitivity to risk, compliance with regulations, effective corporate governance and other factors supporting internal control, such procedures may not be effective in controlling each single operational risk SEK faces. A significant failure in managing SEK’s operational risk could materially and adversely affect the company’s business, financial condition, results of operation and/or ability to repay its debt.

Risk related to financial reporting and other deficiencies in internal control over financial reporting and disclosure processes could result in regulatory action, legal liability and damage to the Group’s reputation.

SEK’s external reporting of financial and non-financial data is reliant on the Group’s internal control over financial reporting including the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to the Group’s reputation. For additional information on SEK’s internal control over financial reporting see Item 15.

Developments in emerging market countries may adversely affect the Group’s business.

The Group operates in a number of emerging markets. Economic and political developments in emerging markets, including economic crises or political instability, may have material adverse effects on the Group’s business prospects, results of operations and financial conditions.

Negative interest rates may have an impact on SEK’s profitability.

Negative interest rates may result in lower net interest income and might negatively affect the value of assets and liabilities. For example, negative interest rates may render hedges less effective if interest rate is to be paid on the hedge while there is no compensation on the hedged item. Furthermore, increased prepayments on loans and lower spread between rates on assets and liabilities might also have a negative impact on net interest income. Negative interest rates lead to valuation risk due to potential changes in market practice for how to incorporate negative interest rates in the valuation. Relatively low interest rates create a risk that the bond market may be adversely affected due to lower turnover and less liquidity, even though the general upturn in interest rates in recent times has slightly mitigated this risk. Finally, low interest rates translate into greater risk of increased debt levels, rising asset prices and heightened financial risk taking.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A                   History and Development

Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) is a “public limited liability company” under the Swedish Companies Act. It is wholly owned by the Swedish State through the Ministry of Enterprise and Innovation (“Sweden”, the “Swedish State” or the “State”).

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

Business Sweden New York

The News Building,

220 E 42nd Street

Suite 409A,

New York, NY 10017

Tel. No.: (212) 507-9001

usa@business-sweden.se

B      Business Overview

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, with the aim of promoting the development and international competitiveness of Swedish industry and trade. Its mission includes, as a public policy assignment, administration of the Commercial Interest Reference Rate-system (the “CIRR-system”). Pursuant to agreements established in 1978 and amended from time to time thereafter, the Group administers the CIRR-system on behalf of the Swedish State in return for compensation.

SEK extends loans on commercial terms at prevailing fixed or floating market interest rates as well as loans on State-supported terms at fixed interest rates that may be lower than prevailing fixed market rates in the CIRR-system. The compensation from the CIRR-system to SEK is recorded as a part of interest revenues in the Consolidated Statement of Comprehensive Income. See Note 1(f) to the Consolidated Financial Statements. Because Sweden is a member of the Organization for Economic Co-operation and Development (OECD), the CIRR-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “Export Credit Guidelines”).

SEK’s product offerings are aimed at Swedish exporters and their customers and, currently, the customers are mainly found among the 100 largest Swedish exporters with sales exceeding Skr 4 billion. Starting in 2015, SEK has also expanded its product offerings to reach medium-sized exporters with sales of more than Skr 500 million.

SEK works mainly in lending and as a result, SEK acts as a complement to, and works in cooperation with, Swedish and international banks as well as other financial institutions. SEK also has close partnerships with other export promotion agencies in Sweden such as Almi, Business Sweden, the Swedish Exports Credit Guarantee Board (the “EKN”) and Swedfund.

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

2017

•                  SEK’s new lending to Swedish exporters and their customers amounted to Skr 89.3 billion (2016: Skr 54.8 billion), of which new lending to Swedish exporters was Skr 21.6 billion (2016: Skr 18.1 billion) and new lending to exporters’ customers amounted to Skr 67.7 billion (2016: Skr 36.7 billion). During the year, export credits in the form of officially supported export credits (“CIRR loans”) were significant, primarily in the telecom sector.

•                  SEK has focused on broadening its client base and product offerings. SEK has performed strongly in soliciting new clients and the customer base has significantly increased. These 13 new customers are in both of SEK’s customer groups: large and medium-sized companies.

•                  SEK’s new lending to green projects totaled Skr 2.4 billion in 2017 (2016: Skr 3.3 billion).

•                  SEK’s net interest revenues amounted to Skr 1,683 million (2016: Skr 1,747 million). Net interest revenues were affected negatively by a higher resolution fee of Skr 193 million (2016: Skr 102 million) which SEK is required to pay to a fund to support the recovery of credit institutions.

•                  SEK has a credit facility with the Swedish National Debt Office of Skr 125 billion, renewed through the end of 2018 by the Swedish Parliament, in order to further enhance the ability to promote the Swedish export industry. SEK has not yet utilized the credit facility. The credit facility is only available for CIRR loans.

•                  The Board of Directors (the “Board”) has resolved to propose at the Annual General Meeting that a total dividend of Skr 232 million (2016: Skr 234 million) be paid in accordance with SEK’s dividend policy of 30 percent of the profit of the year.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the CIRR-system. With support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries, which have similar support from their respective domestic export credit agencies and which also provide government-supported export credits. SEK’s lending, excluding the CIRR-system, faces competition from other Swedish and foreign financial institutions, as well as from the direct and indirect financing programs of exporters themselves.

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2017 and 2016:

	Year ended December 31,
Skr mn	2017	2016	Changes in percent
Total loans outstanding(A)	195,120	208,700	-7%
of which CIRR-system	49,124	49,802	-1%
Total debt outstanding (B)	226,873	255,214	-11%
of which CIRR-system	49,252	49,991	-1%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

(B) Debt outstanding includes subordinated debt of Skr 2,040 million and Skr 2,266 million as of December 31, 2017 and 2016, respectively.

Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2017:

	Year ended December 31,
Skr mn	2017	2016	Changes in percent
Offers of long-term loans accepted	89,305	54,856	63%
Total loan disbursements	-61,157	-61,350	0%
Total loan repayments	75,109	72,214	4%
Total net increase/ (decrease) in loans outstanding	-13,580	3,603	NM
Loans outstanding	195,120	208,700	-7%
Loan commitments outstanding but undisbursed(A)	72,914	54,783	33%

(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, including as a result of changes in the commercial and financial institutions’ need for funds, an accepted loan may never be disbursed. Currency exchange-rate effects also impact the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of loans disbursed as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single fiscal year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans”, see Note 11 to the Consolidated Financial Statements.

Total loans outstanding by type of loan:

	As of December 31,
Skr mn	2017	2016	2015	2014	2013
Lending to exporters’ customers	102,060	113,738	118,284	128,165	155,137
of which CIRR-system	49,124	49,802	43,128	47,377	42,419

Lending to Swedish exporters	93,060	94,962	86,813	90,057	46,340
of which CIRR-system	—	—	—	—	—
Total	195,120	208,700	205,097	218,222	201,477
of which CIRR-system	49,124	49,802	43,128	47,377	42,419

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

CIRR-system

SEK treats the CIRR-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the CIRR-system are reimbursed by (or paid to) the Swedish State, any loan losses that may be incurred under such programs are not reimbursed by the Swedish State. Accordingly, SEK has to obtain appropriate credit support for those loans as well. All of the lending under the CIRR-system is reported on SEK’s Consolidated Statement of Financial Position. SEK has consequently presented the operations of the CIRR-system in the Consolidated Statement of Comprehensive Income as the amount of net commission received, accounted for as interest income rather than presenting the gross amounts collected and paid in accordance with the agreement with the Swedish State. In general, loans under the program are guaranteed by the EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

Pursuant to an owner instruction adopted by the sole shareholder, the Swedish State, at the Annual General Meeting in April 2016, the difference between interest revenues related to lending and liquid assets under the CIRR-system on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the CIRR-system, on the other hand, are reimbursed by (or paid to) the Swedish State.

SEK reports loans in the following categories:

Loan Types and Underwriting Policies

(a) Lending to Swedish exporters

(b) Lending to exporters’ customers

•                  export credits;

•                  loans for the funding of export lease agreements;

•                  trade finance; and

•                  project finance.

Within the CIRR-system, SEK extends loans only for the medium and long-term financing of durable goods exports. CIRR-system lending includes financing in collaboration with intergovernmental organizations and foreign export credit agencies.

SEK’s credit underwriting policies and requirements are similar regardless of loan type, and pertain equally to the CIRR-system. The majority of SEK’s loans are guaranteed by export credit agencies or banks, or by credit default swaps issued by banks or other financial institutions.

SEK’s initial loan offer and subsequent commitment set forth the maximum principal amount of the loan, the currency in which the loan will be denominated, and the repayment and disbursement schedule.

For more information, see the table under the heading “Outstanding loans as per product type” under Note 11 to the Consolidated Financial Statements.

Interest Rates

Outside the CIRR-system, export financing is extended at prevailing market rates of interest. The Group normally makes loan offers at a quoted interest rate that is subject to change prior to acceptance of the loan offer (a non-binding offer). When a borrower accepts a non-binding loan offer, the interest rate is normally set at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises. Binding offers can also be provided and are offers with a higher degree of commitment to the customer with regard to disbursement of the loan than non-binding offers, regardless of whether the interest rate is fixed or not.

Because Sweden is a member of the OECD, the CIRR-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “Export Credit Guidelines”). The Export Credit Guidelines establishes minimum interest rates, required down payments and maximum loan periods for government-supported export loan programs.

SEK offers CIRR loans established by the OECD in accordance with the Export Credit Guidelines. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The Export Credit Guidelines stipulates that loan offers may remain valid for a period of not more than 120 days. EU rules and Swedish regulations state that the commercial contracts must be signed within that 120-day period. Thereafter, the CIRR rate can be locked in for a maximum period of six months in order for the loan agreement to be finalized. No commitment fee is charged by SEK for CIRR loans. SEK receives compensation from the Swedish government in the form of an administrative fee of 0.25 percent per annum, which is calculated based on the loan amount outstanding. The arranging or agent-bank, generally a commercial bank, receives compensation in the amount of 0.25 percent per annum, based on the loan amount outstanding, to cover its costs for arranging and managing loans.

SEK participates with government agencies in an export-financing program (the “Concessionary Credit Program”) financed by the Swedish State to promote exports to certain developing countries, incorporating a foreign aid element of at least 35 percent. SEK has a portfolio of concessionary credits but Sweden is no longer providing new concessionary credits under the program. Terms varied according to the per capita income of the importing country.

The aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules. The Swedish government reimburses SEK through the CIRR-system for the costs incurred as a result of SEK’s participation in the Concessionary Credit Program as well as any costs for CIRR financing.

Guarantees and Credit Default Swaps

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States (“USEXIM”), the Exports Credits Guarantee Department of the United Kingdom (“ECGD”), Compagnie Financière pour la Commerce Exterieure (“Coface”) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the CIRR-system are guaranteed by the EKN.

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2017	2016
Government export credit agencies	151.3	151.8
of which covered corporate exposures	101.1	97.0
of which covered exposures to financial institutions	0.4	2.6
of which covered exposures to regional governments	0.5	0.6
of which covered sovereign exposures	49.3	51.6

As of December 31, 2017, government export credit agencies guaranteed 46.2 percent of SEK’s total credit exposures.

If a guarantee or credit default swap is entered into for risk-mitigating purposes, the instrument protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in some cases interest) as long as the issuer of the guarantee or credit default swap is financially sound. The protected amount is ordinarily 75–100 percent of the principal amount. Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies.

For information regarding SEK’s gross and net credit exposures to counterparties, broken down by geography and type of counterparty (taking into account applicable guarantees but not collateral), see Note 27 to the Consolidated Financial Statements.

Loan Maturities

SEK’s historical role and competitive advantage (and one that continues today) has been in the provision of long-term financing in order to promote the Swedish export industry. Since many of the projects the export industry engages in are long-term projects, both with regard to disbursement periods and repayment periods, SEK’s loans often have longer terms than those of loan products offered by commercial banks. However, SEK also meets its customers’ needs by providing short-term financing when required. Consequently, SEK’s loan maturities range from very short-term loans (with terms of three to six months) to loans for as long as 20–30 years. Under the CIRR-system, loan maturities generally range from one year up to 20–30 years.

Currency

SEK extends loans in different currencies, depending on the needs of its borrowers. Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (taking into account the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems sufficient. The Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective loans. Accordingly, the Group may decide not to hedge particular loan commitments due to movements in interest rate risk until sometime after they are made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Board. SEK’s policies are described in Note 30 to the Consolidated Financial Statements.

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2017.

	Percentage of loan offers accepted
Currency in which loan is denominated	2017	2016
Swedish kronor	34%	35%
Euros	14%	13%
U.S. dollars	50%	48%
Other	2%	4%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 30 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2017 and December 31, 2016. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2017	2016
Loan credit exposure to Swedish State guarantees via EKN (A)	35%	34%
Loan credit exposure to Swedish credit institutions (B)	4%	4%
Loan credit exposure to foreign bank groups or governments (C)	15%	22%
Loan credit exposure to Swedish counterparties, primarily corporations (D)	30%	27%
Loan credit exposure to municipalities	3%	3%
Loan credit exposure to other foreign counterparties, primarily corporations	13%	10%
Total	100%	100%

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

(B) At December 31, 2017, loans in this category amounting to approximately 1 percent (2016: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden, including guarantees in the form of bank guarantees or credit derivatives. The remaining 3 percent (2016: 3 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden, including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2017, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2017, approximately 12 percent (2016: 12 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “— Lending Operations — General” for information on the geographical distribution of borrowers, see also Note 27 to the Consolidated Financial Statements.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

SEK has not entered into any new business in or with Iran since 2005.

However, it was one of a number of minority sub-participants via assignment in a single legacy Euro-denominated financing arrangement dating back to 2005 that is led by a major European bank and guaranteed by a European government export credit agency. The purpose of the financing arrangement was to finance the acquisition by the National Petrochemical Company (“NPC”) of Iran of certain equipment exported from Germany. The obligations of NPC under the arrangement are secured by the assignment of certain receivables from oil products exported by NPC and its trading subsidiaries to buyers, mostly in Asia. No funds under the arrangement (which has a contractual maturity of 2019) have been provided to NPC since 2010 and the financing arrangement was prepaid full on December 29, 2017.

SEK’s only relationship to this legacy financing arrangement was as a holder (by means of an assignment by the lead bank) of a sub-participation interest representing less than 10 percent of the total facility. SEK’s acquisition of this minority sub-participation interest in 2005 did not violate the provisions of any sanctions or related regulatory regimes applicable to SEK at that time. SEK is not (and never has been) a party to the contractual arrangements with NPC, has never had any contact with NPC, nor has it ever had any involvement in the contractual arrangements related to, or in the physical settlement of, the oil product exports mentioned above.

During 2017, SEK’s sub-participation in this single legacy financing arrangement generated gross revenues of Euro 106.53 and net interest revenues of Euro 24.45. These amounts represent less than 0.03 percent of SEK’s gross revenues and net interest revenues for the year.

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

The Swedish National Debt Office requires information from the credit institutions based on a resolution framework that came into force on February 1, 2016, the Resolution Act (2015:1016). The Resolution Act originates from the BRRD, which provides an EU-wide framework for the recovery and resolution of credit institutions, among others. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system. The information is used to set the minimum requirement for own funds and eligible liabilities for the credit institution. The Swedish National Debt Office’s has concluded that Swedish institutions, including SEK, have business activities that are critical to the

Swedish financial system and have prepared plans that outline the measures that the Swedish National Debt Office intends to take in the event of resolution. The Swedish National Debt Office has also set a minimum requirement for own funds and eligible liabilities for those institutions. Pursuant to the Swedish National Debt Office’s decision, the minimum requirement of total eligible liabilities and own funds for SEK is 7.1 percent, as calculated in accordance with the resolution regime. The requirement applies from January 1, 2018, and at the time of introduction was well met by SEK.

The Swedish National Audit Office may audit the activities that are conducted by the Swedish State in the form of limited companies if the State as owner has a controlling influence over the activities. The State has controlling influence over the activities of the Parent Company, which is a limited company. Accordingly, the Swedish National Audit Office may appoint an Authorized Public Accountant, in order to get access to the same information as the external auditors, but has not yet done so.

As a credit market institution, SEK is also subject to prudential regulations relating to, among other things, its capital adequacy, its maximal exposure to any group of interconnected clients and its liquidity position.

Capital adequacy regulations

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee, referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the Capital Requirements Regulation (CRR)(1) and the Capital Requirements Directive (CRD IV)(2). The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. The CRD IV was incorporated into Swedish legislation as of August 2, 2014 and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration. In November 2016, the EU Commission presented a proposal to revise the CRD IV and the CRR. The proposal includes, along with other changes, a binding leverage ratio as well as a binding net stable funding ratio. The Basel Committee recently adopted the 2017 Revisions to the Basel III capital framework. The main objective of the 2017 Revisions is to reduce variability of risk-weighted assets within the banking system. The 2017 Revisions include an output floor, altered standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches and changes in leverage ratio requirements. It is planned to enter into force on January 1, 2022. From a Swedish perspective, the 2017 Revisions must first be implemented through EU legislation before they could impact SEK’s applicable capital requirements.

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

The main structure of Basel III, consists of three “Pillars”, as follows:

(i) Pillar 1 deals with minimum capital requirements for credit risks, credit valuation adjustment risks and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have own funds that in size and composition are sufficient to meet those minimum capital requirements. The capital requirements and the own funds are calculated in accordance with the CRR. Pillar 1 allows institutions to choose between some alternative methods based on their level of development. For credit risk, the standardized approach is the simplest approach, containing risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the foundation internal rating-based (IRB) approach. Under the foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk

(1) Regulation (EU) no 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no 648/2012.

(2) Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC.

classifications. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers most of the company’s exposures.

(ii) Pillar 2 pertains to national supervisory authorities’ evaluation of risks and describes requirements for institutions’ processes for risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy and Liquidity Assessment Process (ICAAP) also takes qualitative risks into account. SEK annually assesses the development of its future capital and liquidity requirements and available capital primarily in connection with the update of its three-year business plan . Furthermore, each quarter, the Swedish FSA publishes the result of its assessments on the capital adequacy reflecting additional requirements for risks not covered by the first pillar for the ten largest financial institutions in Sweden, including SEK. This publication covers additional estimates of concentration risk, sovereign risk, market risk and pension risk. Moreover, it reflects the ICAAP, where the additional risks are included and evaluated annually.

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

Liquidity standards

As mentioned above, the CRR also introduces new liquidity standards: the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR). The LCR requires that a bank holds enough high quality liquid assets to cover its projected net cash outflows over a 30-day stress scenario. The EU Commission has adopted a delegated act on LCR. The detailed LCR rules came into force on October 1, 2015 with phase-in of 60 percent in 2015, 70 percent in 2016, 80 percent in 2017 and 100 percent in 2018. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of its assets and off-balance sheet activities under both normal and stressed conditions. However, minimum requirements will not come into force until 2019 at the earliest. The EU Commission’s proposal to revise the CRR would fully implement the NSFR.

Measures of capital adequacy

The principal measure of capital adequacy, according to the current standard (Basel III as implemented by the CRR), is a capital-to-risk exposure amount ratio, which compares the own funds, as defined in the CRR, to the total of risk-weighted exposures, that is assets and off-balance sheet items measured according to the risk level.

According to the CRR, own funds consist of three components with different levels of quality from a loss absorption perspective:

•        the highest quality is the Common Equity Tier 1 capital, which includes equity capital after certain adjustments and deductions;

•        the next level is the Additional Tier 1 capital which, subject to detailed requirements, consists of certain types of highly subordinated, perpetual debt or hybrid capital (Tier 1 capital is the sum of Common Equity Tier 1 capital and Additional Tier 1 capital); and

•        Tier 2 capital constitutes the third level and consists of, subject to detailed requirements, certain types of subordinated debt that, among other things, must have an original maturity of no less than five years.

The minimum total capital ratio requirement under Pillar 1 is 8.0 percent, a requirement that has not changed with the CRR. However, the CRR introduced additional requirements on the higher quality components of capital, with a minimum requirement of 4.5 percent and 6.0 percent relating to Common Equity Tier 1 capital and Tier 1 capital, respectively. According to the CRR’s transitional rules regarding the Basel I floor, which were applicable until the end of 2017, a capital requirement for total own funds should be calculated in parallel, on the basis of the Basel I rules. To the extent that the capital requirement calculated based on the Basel I based rules exceeds the capital requirement based on the CRR, the capital requirement under the Basel I based rules constitutes the minimum capital requirement. Other transitional arrangements, according to the CRR, have no significant effect on SEK, since the Swedish FSA has required financial institutions, including SEK, to fulfill them as from January 1, 2014.

	Minimum Capital Requirement		Minimum Capital Requirement including Buffers Requirement		SEK Capital Ratios
Capital ratios	2017	2016	2017	2016	2017	2016
Common Equity Tier 1 capital ratio	4.5%	4.5%	8.4%	8.0%	20.6%	22.1%
Tier 1 capital ratio	6.0%	6.0%	9.9%	9.5%	20.6%	22.1%
Total capital ratio	8.0%	8.0%	11.9%	11.5%	23.0%	25.1%

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. SEK is also expected to cover the supplementary capital requirements estimated under the second pillar. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under the first pillar and the supplementary capital requirements under the second pillar.

The main reason for the decrease in SEK’s capital ratios as of December 31, 2017 was due to the fact that SEK transferred from the standardized approach to apply the IRB approach to exposures to central and regional governments and to multilateral development banks in 2017. See Note 26 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

According to the CRR, a large exposure refers to an exposure that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of own funds.

As percentage of	2017	2016
Large exposures as percentage of the own funds	230.6%	199.0%

The aggregate amount of SEK’s large exposures as of December 31, 2017 consisted of risk-weighted exposures to 18 different counterparties, or counterparty groups, the majority of which relate to combined exposures for which more than one counterparty is responsible for the same payments.

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

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 30 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided, that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January

2012. Their assignment was extended for 2013, 2014, 2015, 2016, 2017 and 2018 as well. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the company’s internal risk model. SEK’s Risk and Compliance Committee, of which the Chief Executive Officer (CEO) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

D                               Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased. SEK also leases office space in Gothenberg, which occupies approximately 14 square meters.

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

SEK issues debt instruments with terms that may be fixed, floating or linked to various indices. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and its public role have enabled SEK to achieve borrowing at levels that are competitive within the market. Another factor affecting net interest revenues is the size of the resolution fee, which SEK is required to pay to a fund to support the recovery of credit institutions.

In addition to net interest revenues, another key influence on SEK’s operating profit has been changes in the fair value of certain assets, liabilities and derivatives. The factors that mainly impact unrealized changes in fair value are credit spreads on own debt and cross-currency basis spreads. The credit spread on own debt is related to SEK’s creditworthiness, as perceived by its investors. Cross-currency basis spread is the deviation in the nominal interest rate between two currencies in a currency interest rate swap caused by the difference between the base interest rate of the currencies.

Operating expenses also have an important impact on SEK’s operating profit. Operating expenses are mainly affected by personnel expenses, including employee incentive schemes such as the new variable remuneration program for certain permanent employees, spending on information technology and other administrative expenses.

Total other comprehensive income is mainly affected by effects attributable to cash-flow hedges.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur are mainly related to changes in credit spreads on SEK’s own debt and basis spreads and are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but are not expected to affect profit over time, since the changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example, when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely.

For Critical Accounting Policies and Estimates and Recent Accounting Pronouncements Issued and Other Accounting Related Announcements, see Note 1 to the Consolidated Financial Statements.

Assets and Business Volume

	As of December 31,
Skr bn	2017	2016	Changes in percent
Total Assets	264.4	299.4	-12%
Liquidity Investments	55.7	72.3	-23%
Loans outstanding and disbursed	195.1	208.7	-7%
-Percentage in the CIRR-system	26%	24%

Liquidity investments and outstanding loans decreased compared to the end of 2016. Liquidity investments decreased during the fourth quarter of 2017 due to early redemption of structured debt related to the Nikkei Index and the strong performance of the Japanese stock market. SEK has not replaced this debt yet because of continued strong new lending capacity. Maturities and repayments caused outstanding loans to decrease, which was not significantly offset by the new lending because new lending was primarily attributable to export credits of which only a small portion had been disbursed as of December 31, 2017.

New lending (offers accepted)

	As of December 31,
Skr billion	2017	2016	2015
Lending to Swedish exporters (1)	21.6	18.1	19.3
of which CIRR-system	—	—	—
Lending to exporters’ customers (2)	67.7	36.7	85.3
of which CIRR-system	36.9	10.8	50.8
Total	89.3	54.8	104.6

(1) Of which Skr 0.7 billion (year-end 2016: Skr 0.1 billion) had not been disbursed at period-end.

(2) Of which Skr 35.1 billion (year-end 2016: Skr 8.3 billion) had not been disbursed at period-end.

The high level of new lending in 2017 was due to a number of large export credits and high demand in SEK’s various product areas from different parts of the Swedish export industry. In 2015, the new lending was extremely high due to new lending to the Brazilian government to purchase Saab’s Gripen aircraft amounting to Skr 41.9 billion.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2017	2016
Volume of binding offers outstanding	1.2	4.6
CIRR loans as percentage of volume of binding offers outstanding	52%	63%

Commitment of undisbursed loans amounted to Skr 89.3 billion in 2017 (year-end 2016: Skr 54.8 billion).

Counterparty Risk Exposures

SEK’s exposures to central and regional governments as well as to financial institutions have decreased as exposures to corporates have increased. For information, see the table “Total net exposures” in Note 27 to the Consolidated Financial Statements.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2017	2016
Central governments	167.1	173.7
Regional governments	11.4	19.9
Multilateral development banks	0.0	1.9
Public Sector Entity	0.4	—
Financial institutions	38.6	45.2
Corporates	109.7	100.0
Total counterparty exposure	327.2	340.7

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

If different valuation models or assumptions were used, or if assumptions have changed, a different result may arise. Excluding the impact on the valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets.

SEK maintains a conservative policy with regard to market exposures, interest rate risks, currency risks and operational risks. For quantitative and qualitative information about risks and exposures, see Note 27 and Note 30 to the Consolidated Financial Statements.

Results of Operations

Net Interest Revenues

Skr bn, average	2017	2016	%	2015	%
Total loans	201.9	206.9	-2%	211.7	-2%
Liquidity investments	64.0	65.5	-2%	72.7	-10%
Interest-bearing assets	265.9	272.4	-2%	284.3	-4%
Interest-bearing liabilities	241.0	245.4	-2%	259.9	-6%

2017 compared to 2016

Net interest revenues amounted to Skr 1,683 million (2016: Skr 1,747 million), a decrease of 4 percent compared to the previous year. Net interest revenues were affected negatively by a higher resolution fee of Skr 193 million (2016: Skr 102 million), which SEK is required to pay to a fund to support the recovery of credit institutions. The higher fee was partially offset by higher market interest rates and lower borrowing costs.

2016 compared to 2015

Net interest revenues amounted to Skr 1,747 million (2015: Skr 1,662 million), an increase of 5 percent compared to the previous year. Borrowing costs margin decreased compared to the previous year, while average margin on interest-bearing assets increased as a result of somewhat higher lending margins. In addition, the average market interest rate slightly increased year-on-year. This was offset by a lower average volume of interest-bearing assets.

Commission earned and commission incurred

2017 compared to 2016

Commission earned and commission incurred amounted to Skr -28 million (2016: Skr -29 million). Commission earned amounted to Skr 3 million (2016: Skr 3 million). Commission incurred amounted to Skr -31 million (2016: Skr –32 million).

2016 compared to 2015

Commission earned and commission incurred amounted to Skr -29 million (2015: Skr -6 million). Commission earned amounted to Skr 3 million (2015: Skr 2 million). Commission incurred amounted to Skr -32 million (2015: Skr –8 million).

Net results of Financial Transactions

2017 compared to 2016

Net results of financial transactions amounted to Skr -102 million (2016: Skr -110 million), mainly due to unrealized losses related to changes in the fair value of the credit spreads on SEK’s own debt, where increased credit spreads have had a negative effect on net profit. This was partially offset by unrealized gains related to the fair value of currency swaps.

2016 compared to 2015

Net results of financial transactions amounted to Skr -110 million (2015: Skr 400 million), which was primarily due to unrealized losses in value attributable to currency swaps and basis spreads. This was offset by a positive impact from repurchases and early redemption of SEK’s own debt. During the previous year, the change in fair value of SEK’s debt, which originated from changes in SEK’s credit spread, made a positive contribution. Unrealized gains on financial instruments at fair value, which are included in hedges, also had a positive impact the previous year.

Operating expenses

Skr mn	2017	2016	%	2015	%
Personnel expenses	-320	-308	4%	-295	4%
of which provision to the EIS	7	4		6
Other administrative expenses	-232	-236	-2%	-164	44%
Depreciation and impairment of non-financial assets	-45	-46	-2%	-98	-53%
Total Operating expenses	-597	-590	1%	-557	6%

2017 compared to 2016

Operating expenses increased somewhat compared to the previous year, mainly due to increased personnel expenses, which were partially offset by a decrease in other administrative expenses. In 2017, a provision of Skr 7 million was made for the individual variable remuneration (“IVR”) in the system, compared to a reversal of Skr 4 million in 2016 for the previous employee incentive scheme (“EIS”). Beginning in 2017, SEK introduced a system in which SEK could offer permanent employees with customer or business responsibility, with the exception of members of the executive management, the possibility of IVR. The outcome at Company level is capped at a maximum of two months’ salary, calculated on the basis of all company employees entitled to IVR.

2016 compared to 2015

The increase in other administrative expenses was primarily due to intensive development work on methods and processes for market risk measurement. This led to development of IT systems with increased use of consultants. Furthermore, a larger proportion of this expenditure was expensed compared to previous year. There was no provision taken for the employee incentive scheme in 2016 (2015: Skr – million). However, a Skr 4 million reversal of earlier provisions for the employee incentive scheme was recorded in 2016 (2015: Skr 6 million). The yield from the scheme for employees was based on return on equity, and must not exceed two months’ salary. For 2016, the scheme covered all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk and compliance functions.

In autumn 2016, the Board decided that the existing employee incentive scheme would cease to apply from the end of 2016.  In parallel, the Board decided to implement the IVR system described above.

Depreciation and impairment of Non-financial Assets

2017 compared to 2016

Depreciation and impairment of non-financial assets amounted to Skr -45 million, which was in line with previous year.

2016 compared to 2015

The decrease in depreciation and impairment of non-financial assets was due to a Skr -55 million impairment of intangible assets taken in the previous year.

Net Credit Losses

2017 compared to 2016

Net credit losses amounted to Skr 51 million (2016: Skr -16 million). In 2017, a provision of Skr -59 million was made for anticipated credit losses relative to individually-assessed counterparties. During 2017, a previous reserved loss of Skr 47 million was realized. The collectively-assessed credits reserve decreased by Skr 80 million during the year. The decrease was due to improvements in the assessment basis in preparation for the introduction of the new process under IFRS 9 beginning in 2018 (see Notes 1 and 9 to the Consolidated Financial Statements). The collectively-assessed credits reserve amounted to Skr 90 million at December 31, 2017 (year-end 2016: Skr 170 million).

2016 compared to 2015

Net credit losses amounted to Skr -16 million (2015: Skr 36 million). The year-on-year change was mainly attributable to the reversal in 2015 of Skr 70 million from the collectively-assessed credits reserve (formerly known as the portfolio-based reserve). The collectively-assessed credit reserve amounted to Skr 170 million at December 31, 2016 (year-end 2015: Skr 170 million).

Taxes

2017 compared to 2016

Tax costs amounted to Skr -235 million (2016: Skr –222 million), of which Skr -262 million (2016: Skr -382 million) consisted of current tax and Skr 27 million (2016: Skr 156 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The effective tax rate was 23.3 percent (2016: 22.2 percent), while the nominal tax rate for 2017 was 22.0 percent (2016: 22.0 percent). The difference between the nominal tax rate and the effective tax rate is primarily due to the fact that the interest expense for subordinated loans beginning in 2017 is no longer deductible due to a change in the Swedish tax rules that became effective as of January 1, 2017.

2016 compared to 2015

Tax costs amounted to Skr -222 million (2015: Skr –348 million), of which Skr -382 million (2015: Skr -348 million) consisted of current tax and Skr 156 million (2015: Skr 0 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The effective tax rate is 22.2 percent (2015: 22.7 percent), while the nominal tax rate for 2016 was 22.0 percent (2015: 22.0 percent).

Operating and net profit

2017 compared to 2016

Operating profit amounted to Skr 1,007 million (2016: Skr 1,002 million). Operating profit increased due to an improvement in net credit losses, which was largely offset by a decrease in net interest revenues.  Net profit amounted to Skr 772 million (2016: Skr 780 million).

2016 compared to 2015

Operating profit amounted to Skr 1,002 million (2015: Skr 1,535 million), mainly due to a decrease in Net results of financial transactions from Skr 400 million to Skr -110 million. Net profit amounted to Skr 780 million (2015: Skr 1,187 million).

Other comprehensive income

Skr mn	2017	2016	2015
Items to be reclassified to operating profit	-124	-123	-225
of which available-for-sale securities	-33	46	-8
of which other comprehensive income effects related to cash-flow hedges	-91	-169	-217
Items not to be reclassified to operating profit	-4	-26	49
Other comprehensive income before tax	-128	-149	-176

2017 compared to 2016

A major part of the items to be reclassified to operating profit related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously were included in cash flow hedges. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions.

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

B                                                                              Liquidity, Capital Resources and Borrowing

SEK’s policy for liquidity and borrowing risk requires that for all credit commitments outstanding as well as agreed but undisbursed credits, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the company counts its credit facility of Skr 125 billion with the Swedish National Debt Office, which in December 2017 was extended for 2018, as available borrowing, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2017, SEK had 15 months of available funds to meet potential disbursements under new lending agreements, as compared to nine months as of December 31, 2016. See the section titled “Liquidity risk and refinancing risk” in Note 27 to the Consolidated Financial Statements and the Liquidity risk discussion in Note 30 to the Consolidated Financial Statements.

Borrowing

Skr bn	2017	2016
New borrowing	82.4	70.4
Repurchase of own debt	2.7	4.1
Early redemption of borrowing	36.0	10.9

Capital markets in 2017 were stable with high liquidity. SEK completed several public financing transactions during the year as well as a large volume of structured debt, mainly in the Japanese Uridashi market. SEK’s borrowing over the course of the year took place in a total of 12 different currencies across a number of different geographic markets. Japan and North America were the largest borrowing markets in 2017, but SEK also undertook significant new borrowing in Europe outside the Nordic countries.

During the fourth quarter, an unusually high volume of structured debt was redeemed as a consequence of an upswing in the Japanese stock market. In combination with the maturity and disbursement of new lending, the unusually high volume of structured debt redemption has led to a reduction in liquidity investments. However, SEK continues to have strong liquidity for new lending, and it believes it remains well-prepared to meet the future financing needs of the Swedish export industry.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Debt Maturities:

Skr million	2018	2019	2020	2021	2022	Thereafter	Total
Senior debt	49,285	52,250	42,046	15,830	28,326	37,096	224,833
of which fixed-rate	30,495	35,148	31,192	10,322	20,241	14,125	141,523
of which variable-rate	12,232	15,416	10,854	3,460	8,085	22,971	73,018
of which formula-based	6,557	1,687	—	2,048	—	—	10,292

Subordinated debt	—	—	—	—	—	2,040	2,040
of which fixed rate	—	—	—	—	—	2,040	2,040
of which variable rate	—	—	—	—	—	—	—
Total debt	49,285	52,250	42,046	15,830	28,326	39,136	226,873

	As of December 31,
Skr million	2017	2016
Fixed-rate (1)	141,523	139,661
Variable-rate (1)	10,292	33,463
Formula-based (1)	73,018	79,823
of which interest rate-linked	69,928	44,552
of which currency-linked	2,198	11,221
of which equity-linked	779	23,906
of which commodity-linked	113	144
of which credit-linked	—	—
Total senior debt	224,833	252,948

(1) As of December 31, 2017 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent (2016: 0 percent to 9 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities. Due to the exceptionally low interest rate levels in 2017 SEK has also experienced negative variable interest rates on its funding, especially funding denominated in Swiss Francs and Japanese Yen.

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

The outstanding volume of debt with remaining maturities of one year or less decreased during 2017. At December 31, 2017, outstanding debt with remaining maturities of one year or less amounted to Skr 49 billion, compared with Skr 70 billion at December 31, 2016.

Contractual Commitments

For maturity analysis of SEK’s financial assets and liabilities as of December 31, 2017, see the table entitled “Contractual Flows” in Note 27 to the Consolidated Financial Statements.

C                             Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the company’s control. Some significant factors for 2017 are presented below:

•            Despite favorable access to other financing solutions, demand for SEK’s financing offerings is healthy.

•            During the year, SEK continued its efforts to reach new clients and to broaden its business with existing clients. Solicitation of new clients has been successful and SEK has concluded deals with new clients including large companies and medium-sized companies, the latter being a relatively new customer group.

•            During 2017, SEK worked together with other export promotion agencies on the Swedish government’s Team Sweden initiative. SEK also works with other government export promotion agencies to improve the communication with companies, especially in providing information on the Swedish export credit system.

•            In 2017, SEK concluded internal efforts to improve methods and implement new systems for risk measurement. Due to these efforts, SEK now has a stable foundation for more effective risk management.

•            SEK has adopted the Equator Principles, a globally recognized framework for assessing and managing environmental and societal risks in conjunction with financing projects.

•            During the year, credits were granted to six larger international projects where SEK conducted separate sustainability reviews in line with international guidelines for export credits. In 2017, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 2.4 billion, which was below the target of Skr 3.0 billion.

•            In collaboration with clients and business partners, SEK has continued to clarify its commitment to human rights in conjunction with export credits.

For additional information on the trends affecting SEK and the risks it faces, see the discussions under “Business Volume” above and the “Risk Factors” in Item 3.

D                             Certain Off-Balance Sheet Arrangements

In 2017, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR-system. In December 2017, the Swedish Parliament confirmed that the credit facility will continue to be available in 2018 in an amount up to Skr 125 billion.

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

The members of the Board are elected at each Annual General Meeting to serve for a term of one year, which expires at the next Annual General Meeting. An Annual General Meeting is required to be held not later than June 30 of each year.

Certain information with respect to the Parent Company’s directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this report.

A                                                                              Director and senior management

A1.                                                                    The Board

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronson	64	Chairman of the Board and Director
Cecilia Ardström	52	Director
Jan Belfrage(2)	73	Director
Anna Brandt(5)	56	Director
Reinhold Geijer(3)	64	Director
Hans Larsson(3)	56	Director
Susanne Lithander	56	Director
Lotta Mellström	47	Director
Ulla Nilsson	70	Director
Teppo Tauriainen(4)	56	Director
Magnus Uggla(2)	65	Director
Catrin Fransson	55	Chief Executive Officer
Per Åkerlind	55	Head of Treasury & Capital Management & Executive Vice President
Karl Johan Bernerfalk	45	General Counsel
Stefan Friberg	49	Chief Risk Officer
Theresa Hamilton Burman	55	Chief Credit Officer
Johan Henningsson	52	Head of Sustainability
Petra Könberg(6)	48	Head of Marketing & Business Development
Jane Lundgren Ericsson	52	Head of Lending
Ingela Nachtweij	51	Acting Head of IT
Sirpa Rusanen	53	Chief Human Resources Officer
Susanna Rystedt	53	Chief Administrative Officer
Edvard Unsgaard(7)	43	Head of Communication

(1) As of December 31, 2017

(2) Resigned March 22, 2017

(3) From March 22, 2017

(4) Resigned November 21, 2017

(5) From November 21, 2017

(6) From April 18, 2017

(7) Resigned April 18, 2017

Mr. Linder-Aronson was appointed director in May 2011. He is currently Chairman of the Board at Nordisk Renting AB. He serves as a director of Facility Labs AB and Morco Förvaltning AB. He has previously served as Managing Director at Enskilda Securities AB and Deputy Managing Director at Skandinaviska Enskilda Banken AB.

Ms. Ardström was appointed director in May 2011. She is currently Member of the Board at Guldsillen AB and Stockholms Stads Brandförsäkringskontor AB. She has previously served as Chief Financial Officer and Head of Asset Management at Länsförsäkringar AB, Head of Treasury at Tele2 Group and Head of Asset Management and CIO of Folksam Group.

Ms. Brandt was appointed director in November 2017. She is currently Sweden’s Ambassador to Dublin (based in Stockholm). She has previously served as Executive Director and Member of the Board at the World Bank, European Bank for Reconstruction and Development (EBRD), and European Investment Bank (EIB), Ambassador for Agenda 2030 at the Ministry for Foreign Affairs and Sweden’s Ambassador to Nairobi.

Mr. Geijer was appointed director in March 2017. He is currently Chairman of the Board at BTS Group AB and a Board Member of The British Swedish Chamber of Commerce BSCC, The Sweden American Foundation, Eterna Invest AB, Zacco A/S and Livförsäkringsaktiebolaget Skandia. He has previously served as Chief Executive Officer at The Royal Bank of Scotland, Nordic Branch, Chief Executive Officer at Nordisk Renting AB, Executive Vice President at Telia AB and Chief Executive Officer at Swedbank. He has also previously worked in Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, USA.

Mr. Larsson was appointed director in March 2017. He is currently Chief Executive Officer at Linderyd Advisory AB and Lunda Advisory AB. He serves as Chairman of the Board of Nordnet AB and Linderyd Advisory AB and as Board Member at Intrum Justitia AB. He has previously served as Head of Group Strategy & Business Development at SEB, Executive Vice President and Chief of Staff at Lindorff Group and Board Member at Nordax AB and Nordax Bank AB.

Ms. Lithander was appointed director in April 2015. She is currently CFO at BillerudKorsnäs AB. She has previously served as VP Finance, Projects at SCA Group, CEO at Mercuri International Group and as VP Head of Advisory Services at Ericsson, BU Global Services.

Ms. Mellström was appointed director in May 2011. She is currently Investment Director and Senior Adviser at the Division for State-Owned Enterprises at the Ministry of Enterprise and Innovation. She serves as Board Member at Swedavia AB, Jernhusen AB and SOS Alarm Sverige AB. She has previously served as Management consultant at Resco AB and Controller at Sydkraft Group and ABB Group.

Ms. Nilsson was appointed director in July 2011. She is currently President and CEO at the Swedish Chamber of Commerce in London. She has served at Skandinaviska Enskilda Banken AB, Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Trading & Capital Markets in Singapore, Head of Treasury in Luxemburg and Skånska Banken.

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

Mr. Åkerlind has been Executive Vice President and Head of Treasury & Capital Management since 2015. Prior to that he served as Executive Director, Chief Operating Officer since January 2011. Prior to that he was Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in 1997. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

Mr. Bernerfalk has been Executive Director, General Counsel since 2015. Previously he was Head of Legal Lending since 2007. Prior to that he served as legal counsel of SBAB and served as legal counsel with leading Swedish law firms.

Mr. Friberg has been Executive Director, Chief Risk Officer since May 2015. Previously he held the position as Head of Group Risk Control at Skandinaviska Enskilda Banken (“SEB”) from 2008. Prior to that he served as Head of Credit Portfolio Management at SEB from 2006. Prior to that he held various positions in Trading within SEB and Nordea, primarily in Derivatives Trading, since 1996.

Ms. Hamilton Burman has been Executive Director, Chief Credit Officer since August 2015. Previously she held several positions within Swedbank e.g. Regional Credit Manager, Head of Corporate Banking, Head of Credit analysis. In addition she has been a director representing Swedbank in several of its subsidiaries such as Swedbank Financial Services AB, Swedbank Card Services AB and some partly owned saving banks and the credit bureau UC AB.

Mr. Henningsson has been Executive Director, Head of Sustainability since January 2015 and has served as Head of Sustainability since 2010. Previously he was a Director at SEK Financial Advisors (2006-2009). Prior to that, he served, among other professions, as Head of Corporate Sales at ABN Amro Bank Stockholm Branch and Head of Treasury Management at N&G Financial Management.

Ms. Könberg has been Executive Director, Head of Marketing & Business Development since April 2017. Prior to that she served as Head of Internal communications (2016-2017) and Head of consumer communications

(2014-2016) at Telia. Before that she served as Head of communications, Group Products at Swedbank (2013-2014) and prior to that she served in other capacities at Swedbank.

Ms. Lundgren Ericsson has been Executive Director, Head of Lending since January 2015. Prior to that she was Deputy Chief Operating Officer (2011-2014), Executive Director since April 2005 and served as Chief Executive Officer, AB SEK Securities (2002-2014). Previously she served as SEK’s Head of Legal and Transaction Management, beginning in 1993 and held the position for seven years.

Ms. Nachtweij was Executive Director, Acting Head of IT from January 2017 to January 2018. Prior to that, she has served as Senior Director, Senior specialist and Head of Operations at Treasury and Capital Management within SEK beginning in 2010. From 2003 to 2010 she served as Adviser and Head of Back Office at Sveriges Riksbank, and before that she served in other capacities at Enskilda Securities, SEB and Sparbanken Finans, beginning in 1991.

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

SEK hired a full-time Head of IT in February 2018, Ms. Madeleine Widaeus.

B                                                                              Compensation of Directors and Officers

Remuneration, Skr mn	2017	2016	2015
Aggregate remuneration of all directors and executive officers as a group(1)	27.1	24.3	22.8
Chairman of the Board	0.7	0.7	0.6
Each director(2)	0.0-0.3	0.0-0.2	0.0-0.3
CEO Catrin Fransson(3)	4.7	4.6	4.5
Other executive officers of the Parent Company(4)	20.2	17.9	16.5
Pension plan with an insurance company on behalf of all executive officers	7.1	6.3	5.9

(1) In the form of salaries, fees and other benefits in the case of executive officers. In the form of fees and other benefits in the case of directors.

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

C                             Board Practices

Activities and Division of Responsibility within the Board

The Board is responsible for the organization and the administration of SEK’s affairs, of which sustainability forms an integral part.The Board is also tasked with ensuring that the company’s financial statements, as well as its sustainability reporting, are prepared in accordance with legislation, applicable accounting standards and other requirements. The Board must continually assess SEK’s financial position and ensure that SEK is structured in such a way that its accounting, management of funds and SEK’s other financial circumstances are governed by satisfactory controls. The Board adopts the operating targets and strategies for the operations, including sustainability, and issues general internal regulations in policies and instructions, in which sustainability issues are integrated. The Board ensures that an efficient system is in place to monitor and control SEK’s operations. In addition, the Board is tasked with appointing, and dismissing if necessary, the CEO and the Chief Risk Officer, and deciding on the remuneration of these individuals and other members of executive management.

The Board’s work follows the rules of procedure and the Board’s annual plan, each of which is adopted each year at a statutory Board meeting. The Board met on 11 occasions in 2017. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation. The rules of procedure govern such matters as reporting to the Board, the frequency and form of the meetings of the Board, and delegation and assessment of the work of the Board and the CEO. In addition to this, the Board monitors financial developments and has ultimate responsibility for internal control, compliance and risk management.

The Board is responsible for a well thought-out and firmly established policy and strategy for dealing with respect for the environment, social responsibility, human rights, corruption as well as equal opportunities and diversity.

The Chairman of the Board leads the work of the Board and is responsible for ensuring that the other members of the Board are provided with the necessary information.

When required, the Chairman of the Board participates in important meetings and represents the company in ownership matters. The tasks of the Chairman of the Board conform to applicable legislation and the rules of procedure of the Board. Auditors are invited to participate at meetings of the Board at least once a year. The auditors appointed by the Annual General Meeting have attended one of the meetings of the Board. The General Counsel acts as secretary to the Board.

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

Appointing the Board and Auditors

The nomination procedure for Board members complies with the State’s ownership policy and is conducted and coordinated by the Division for Corporate Governance and Analysis at the Swedish Ministry of Enterprise and Innovation. A working group analyzes the skills requirements based on the composition of the Board as well as the company’s operations, status, future challenges and completed Board training. Any recruitment needs are then established and the recruitment process initiated. The State’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination based on gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual preference or age is prohibited.

SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the European Banking Authority (EBA). SEK’s assessment of potential new Board members is based on the owner having identified the candidate in question according to a job specification. The owner is informed of the outcome following SEK’s assessment. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Swedish Corporate Governance Code.

At the Annual General Meeting in April 2017, Öhrlings PricewaterhouseCoopers AB (“PwC”) was appointed as external auditors, with Peter Nyllinge as principally responsible auditor for a period of one year. The Board has decided to propose PwC as SEK’s auditors for 2018 at the next Annual General Meeting.

In 2017, SEK’s Board and committees adopted the following policies and instructions:

Policy documents	Issued by
The Board’s rules of procedure	The Board
Authorization and Delegation Rules	The Board
Financial Reporting Instruction	The Board
Code of Conduct	The Board
Sustainable Business Policy	The Board
Risk Policy	The Board
Credit Policy	The Board
Remuneration Policy	The Board
Instruction for the CEO	The Board
Instruction for the Chief Risk Officer, CRO	The Board
Instruction for the Internal Audit function	The Board
Instruction for the Compliance function	The Board
Instruction for the assessment of the suitability of Board members, the CEO and senior executives	Remuneration Committee
Financing Strategy	Finance and Risk Committee
Liquidity Strategy	Finance and Risk Committee
Limits for market and liquidity risks	Finance and Risk Committee
Credit Instruction	Credit Committee
The Board’s rules of procedure	The Board
Authorization and Delegation Rules	The Board
Financial Reporting Instruction	The Board

Board’s work during the year

During the year, the Board’s work has largely focused on monitoring how the company is adapting operations to meet new regulatory frameworks. The project to improve measurement of market risk was completed at the beginning of the fall of 2017 following over two years of intensive efforts. The Board has also addressed questions pertaining to the company’s adaptations to new accounting policies, reporting to regulatory bodies and resolution regulations.

The Board held its annual strategy meeting in early summer 2017. The focus was on the company’s long-term efforts to substantially broaden the customer base and provide a digital customer offering.

Representatives of the Swedish FSA attended the Board meeting in April 2017 and presented their work and assessment of SEK. On the same occasion, the Board decided to wind down SEK’s subsidiaries, Venantius AB and VF Finans AB.

In autumn 2017, the Board visited SEK’s Gothenburg office and met clients and business partners in Gothenburg and Borås. The Board also adopted a new business plan for the company for the 2018—2021 period.

In addition to the scheduled meetings in 2017, the Board participated in targeted training activities on four occasions. The training encompassed the regulatory framework for the CIRR-system, an in-depth review of new regulations, a presentation of how the company manages market risks as well as a presentation of the rules pertaining to and the company’s measures to combat money laundering and terrorism financing, including anti-corruption.

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

Evaluation of the work of the Board and the senior executives

A separate assessment of the work of the Board and executive management is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Board’s Chairman, to the owner, the Swedish State. An evaluation is also performed by the owner in conjunction with the nomination of Board members. The Chairman and Board members check assessments regularly during the year.

The Board Committees

The Board has established the following committees. Credit Committee, Finance and Risk Committee, Remuneration Committee and Audit Committee. The Board’s rules of procedure include establishing annual instructions for all of its committees. The minutes from each committee are reported at meetings of the Board by the respective committee’s chairman.

Credit Committee

Ulla Nilsson (Chairman), Anna Brandt, Reinhold Geijer and Lars Linder-Aronson

•                  Ensure the Board’s involvement in decision-making regarding credit risks.

•                  Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, in which sustainability aspects are included.

Finance and Risk Committee

Cecilia Ardström (Chairman), Lars Linder-Aronson, Hans Larsson and Ulla Nilsson

•                  Ensure that the company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

•                  Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues, where sustainability risk is a component, as well as regarding overall issues concerning the company’s financial operations.

•                  Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lars Linder-Aronson (Chairman), Susanne Lithander and Lotta Mellström

•                  Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions and other benefits.

•                  Prepare proposals regarding the remuneration policy for decision by the Board.

•                  Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.

•                  Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Lotta Mellström (Chairman), Cecilia Ardström, Lars Linder-Aronson and Susanne Lithander

•                  Monitor the company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the company’s reporting.

•                  Monitor the efficiency of the company’s internal control, internal audit and risk management in terms of the financial reporting.

•                  Evaluate the audit process and, through the Chairman of the Board, inform the company’s owner about the results of the evaluation.

•                  Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.

•                  Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2017

				Finance
		Board of Remuneration		and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	45	11	4	8	15	7
Lars Linder-Aronson	45	11	4	8	15	7
Cecilia Ardström(1)	23	11	0	8	0	4
Jan Belfrage(2)	6	3	0	0	3	0
Anna Brandt(3)	3	1	0	0	2	0
Reinhold Geijer(4)	18	7	0	0	11	0
Hans Larsson(5)	11	6	0	5	0	0
Susanne Lithander	13	6	2	0	0	5
Lotta Mellström	21	10	4	0	0	7
Ulla Nilsson(6)	33	11	0	8	14	0
Teppo Tauriainen(7)	19	8	0	0	11	0
Magnus Uggla(8)	6	3	0	3	0	0

(1)Cecilia Ardström was elected as a member of the Audit Committee on March 22, 2017.

(2)Jan Belfrage stepped down from the Board and the Credit Committee on March 22, 2017.

(3)Anna Brandt was elected as a Director of the Board and as a member of the Credit Committee on November 21, 2017.

(4)Reinhold Geijer was elected as a Director of the Board and as a member of the Credit Committee on March 22, 2017.

(5)Hans Larsson was elected as a member of the Finance and Risk Committee on March 22, 2017.

(6)Ulla Nilsson was elected as Chairman of the Credit Committee on March 22, 2017.

(7)Teppo Tauriainen stepped down from the Board and the Credit Committee on November 21, 2017.

(8)Magnus Uggla stepped down from the Board and the Finance and Risk Committee on March 22, 2017.

D                             Employee Relations

	2017	2016	2015
Average employees	252	260	251
of which female	121	122	115
of which male	131	138	136

Employees at year-end	250	256	263

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

For more information, see “Personnel Expenses” in Note 5 to the Consolidated Financial Statements.

Members of the Board, the CEO, and other executive officers have no share ownership in the Parent Company or Subsidiaries and no options have been granted to them with respect to the Parent Company’s shares. There are no arrangements for involving the employees in the capital of the Parent Company, including any arrangement that involves the issue or grant of options, shares or securities of the Parent Company.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A                             Major Shareholders

As of December 31, 2017, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the shares.

The following table sets forth the share ownership of the Parent Company:

Shareholder		Ownership %	Number of shares
Kingdom of Sweden	Appr.	100.00	3,990,000

Ownership and governance

SEK is owned by the Swedish State. The State exerts its influence at the Parent Company’s general meetings and through representation on the Board.

The governance of SEK is divided between the shareholder, the Board and the CEO, in accordance with the Swedish Companies Act, the Articles of Association, and the Board’s procedural rules. The Board appoints the CEO, who conducts ongoing management in accordance with the Board’s guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B                             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

•        the shareholder, i.e. the Swedish State

•        companies and organizations that are controlled through a common owner, the Swedish State

•        key management personnel

•        other related parties

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the EKN, 35 percent of the Group’s outstanding loans as of December 31, 2017, were guaranteed by the State (year-end 2016: 36 percent). SEK administers for compensation the CIRR-system. See Note 1(d) and Note 25 to the Consolidated Financial Statements.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the State decided to provide SEK with access to a credit facility via the Swedish National Debt Office, an action that was approved by the Swedish Parliament and has been renewed for subsequent terms since then. In December 2014, the credit facility was extended for 2015. It amounted to Skr 80 billion and was only available for loans covered by the CIRR-system. The Swedish Parliament also decided not to extend the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2015, the credit facility was extended for 2016, though the facility amount was changed to Skr 125 billion. The same amount was further extended in December 2016 for 2017 and in December 2017 for 2018. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

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

Key management personnel include the following persons:

•              The Board

•              The President and CEO

•              Other members of the Executive Management

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

Dividend Policy

The Board resolved for each year, as listed in the table below, that the corresponding amount was to be paid to the sole shareholder, the Swedish State, in relation to the fiscal year of each such year.

	In relation to the respective years
	2017		2016		2015
Dividend	Skr	232 mn	Skr	234 mn	Skr	356 mn
-of which per share	Skr	58.05	Skr	58.65	Skr	89.22

For additional details regarding equity, see the Consolidated Statement of Equity.

B                             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2017.

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

As of December 31, 2017
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange	1.125% Global Notes due April 5, 2018,
Floating Rate Global Notes due October 4, 2018,
Floating Rate Global Notes due January 14, 2019,
1.25% Global Notes due April 12, 2019,
1.875% Global Notes due June 17, 2019,
1.125% Global Notes due August 28, 2019,
1.50% Global Notes due May 15, 2020
1.875% Global Notes due June 23, 2020,
1.750% Global Notes due August 28, 2020
1.750% Global Notes due March 10, 2021
1.875% Global Notes due February 28, 2022 and
1.875% Global Notes due July 31, 2022

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

All members of the Board shall, if possible, be given the opportunity to participate in the deliberations relating to a matter and be given sufficient information to do so. A resolution of the Board requires the participation of a majority of the members of the Board and the approval of the higher of (i) a majority of the participating members of the Board and (ii) more than a third of the total number of the members of the Board. However, the Board may delegate the authority to borrow and lend funds on behalf of the Parent Company to the CEO or another employee, acting singly or jointly, provided that such financing transaction does not contravene any fundamental policy of the Parent Company and is not otherwise of great significance to the Parent Company. There are no legal requirements applicable to any member of the Board requiring the ownership of shares in the Parent Company, or requiring retirement at a certain age.

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

C                                       Material Contracts

The Parent Company is a party to certain material contracts, as defined in the Instructions to Item 10.C of Form 20-F. Such contracts are either filed with this annual report or incorporated by reference herein. Please see Item 19 herein.

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

E                             Swedish Taxation

The following summary outlines certain Swedish tax consequences relating to holders of SEK’s debt securities. The summary is based on the laws of Sweden as currently in effect and is intended to provide general information only. The summary does not address, among other things, situations where debt securities are held in an investment savings account (Sw. investeringssparkonto), the tax consequences in connection with a relevant authority’s exercise of bail-in tools and/or any other powers under the Resolution Act, the tax consequences in connection with any impairment of the debt securities, or the rules regarding reporting obligations for, among others, payers of interest. Investors should consult their professional tax advisors regarding Swedish and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of debt securities in their particular circumstances.

Holders not tax resident in Sweden

Payments of any principal amount or any amount that is considered to be interest for Swedish tax purposes to the holder of any debt security should not be subject to Swedish income tax, provided that such holder (i) is not resident in Sweden for Swedish tax purposes and (ii) does not have a permanent establishment in Sweden to which the debt securities are effectively connected.

However, if that the value of or the return on the debt securities is deemed equity-related for Swedish tax purposes, private individuals who have been residents of Sweden for tax purposes due to a habitual abode in

Sweden or a stay in Sweden for six consecutive months at any time during the calendar year of disposal or redemption or the ten calendar years preceding the year of disposal or redemption are liable for capital gains taxation in Sweden upon disposal or redemption of such debt securities. In a number of cases though, the applicability of this rule is limited by the applicable tax treaty for the avoidance of double taxation.

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

Holders tax resident in Sweden

In general, for Swedish corporations and private individuals (and estates of deceased individuals) with residence in Sweden for Swedish tax purposes, all capital income (for example income that is considered to be interest for Swedish tax purposes and capital gains on debt securities) will be taxable. Specific tax consequences may be applicable to certain categories of corporations, for example life insurance companies. Moreover, specific tax consequences may be applicable if, and to the extent that, a holder of debt securities realizes a capital loss on the debt securities and any currency exchange gains or losses.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A                             Disclosure Controls and Procedures

Management, including the Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a—15(e) under the Exchange Act) as of December 31, 2017. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled and communicated to the Parent Company’s management, including the Chief Executive Officer, Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2017.

B                             Management’s Report on Internal Control over Financial Reporting

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

Management, including the Chief Executive Officer, the Head of Treasury and Capital Management & Executive Vice President, and the Chief Administrative Officer, assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2017, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33—8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2017, SEK’s internal control over financial reporting was effective based on these criteria.

C                             Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer”, this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D                             Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Lotta Mellström (Chairman), Cecilia Ardström, Lars Linder-Aronson and Susanne Lithander, has a mandate to, inter alia, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

The Parent Company has not found it necessary to designate an audit committee financial expert because the Group is under the supervision of the Swedish FSA. Accordingly, SEK believes that there is the opportunity for meaningful independent review of its financial statements by qualified experts (at the Swedish FSA), in addition to the independent review performed by the Parent Company’s external auditor.

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

The Code of conduct is available on SEK’s website, www.sek.se./en/code-of-conduct-2. Information available on or accessible through SEK’s website is not incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2017 and 2016, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB for 2017 and Ernst & Young AB for 2016.

Skr mn	2017	2016
Öhrlings PricewaterhouseCoopers AB (2016: Ernst & Young AB)

Audit fee(1)	8	10
Audit related fee(2)	0	0
Tax related fee(3)	0	0
Other fees(4)	1	1
Total	9	11

(1) Fees related to audit of annual financial statements and reviews of interim financial statements.

(2) Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under (1).

(3) Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

(4) Fees for products and services rendered by the principal independent auditors, other than the services reported in (1) through (3) above.

In the financial statements remuneration to auditors is mainly included in Other administrative expenses. No additional fees have been billed by the principal auditors.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board as a whole comprised the Parent Company’s audit committee for the purposes of Rule 10A-3 under the Securities Exchange Act of 1934. In January 2008, the Board established a separate Audit Committee; which currently has four directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices — Committees — Audit Committee.” Each of the members of the Board, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole owner, the Swedish State is an affiliate of the Parent Company. However, no member of the Board is an Executive Officer of the Parent Company. Thus, although no member of the Board or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1)(ii)(B) under the Securities Exchange Act of 1934, the Parent Company relies, as to each member of the Board and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E). The Parent Company does not believe that its reliance on the above exemption materially adversely affects the ability of the Audit Committee to act independently and to satisfy its duties.

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

2.5             Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

2.6             Fiscal Agency Agreement dated March 30, 2017 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7             Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.6 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014, and incorporated herein by reference).

2.8             ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed herewith).

2.9             Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Program (filed herewith).

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as of December 31, 2016 and for each of the two years in the period ended December 31, 2016 were audited by other auditors whose report dated February 24, 2017 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audit provides a reasonable basis for our opinion.

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 26, 2018

We have served as the Company’s auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2017	2016	2015
Interest revenues		3,896	3,188	2,835
Interest expenses		-2,213	-1,441	-1,173
Net interest revenues	2	1,683	1,747	1,662
Net fee and commission expense	3	-28	-29	-6
Net results of financial transactions	4	-102	-110	400
Total operating income		1,553	1,608	2,056
Personnel expenses	5	-320	-308	-295
Other administrative expenses	6	-232	-236	-164
Depreciation and impairment of non-financial assets	7	-45	-46	-98
Total operating expenses		-597	-590	-557
Operating profit before net credit losses		956	1,018	1,499
Net credit losses	9	51	-16	36
Operating profit		1,007	1,002	1,535
Tax expenses	10	-235	-222	-348
Net profit(1)		772	780	1,187
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities(2)		-33	46	-8
Derivatives in cash-flow hedges(2)		-91	-169	-217
Tax on items to be reclassified to profit or loss	10	27	27	49
Net items to be reclassified to profit or loss		-97	-96	-176
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-4	-26	49
Tax on items not to be reclassified to profit or loss	10	1	6	-11
Net items not to be reclassified to profit or loss		-3	-20	38
Total other comprehensive income		-100	-116	-138
Total comprehensive income(1)		672	664	1,049

Skr
Basic and diluted earnings per share(3)	193	195	297

(1) The entire profit is attributable to the shareholder of the Parent Company.

(2) See the Consolidated Statement of Changes in Equity.

(3) The average number of shares in 2017 amounts to 3,990,000 (2016: 3,990,000; 2015: 3,990,000).

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	11, 12	1,231	7,054
Treasuries/government bonds	11, 12	4,382	3,687
Other interest-bearing securities except loans	11, 12	39,807	49,901
Loans in the form of interest-bearing securities	11, 12	41,125	46,222
Loans to credit institutions	9, 11, 12	23,198	26,190
Loans to the public	8, 9, 11, 12	141,111	147,909
Derivatives	12, 14	7,803	12,005
Property, plant, equipment and intangible assets	7	88	123
Other assets	16	3,556	4,167
Prepaid expenses and accrued revenues	17	2,091	2,184
Total assets		264,392	299,442

Liabilities and equity
Borrowing from credit institutions	12, 18	2,317	3,756
Senior securities issued	12, 18	222,516	249,192
Derivatives	12, 14	16,480	22,072
Other liabilities	19	826	2,374
Accrued expenses and prepaid revenues	20	2,063	2,036
Deferred tax liabilities	10	531	559
Provisions	5, 21	45	51
Subordinated securities issued	12, 22	2,040	2,266
Total liabilities		246,818	282,306
Share capital		3,990	3,990
Reserves		30	130
Retained earnings		13,554	13,016
Total equity	23	17,574	17,136
Total liabilities and equity		264,392	299,442

Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2015	16,157	3,990	398	5	-19	11,783
Net profit for the year	1,187					1,187
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash-flow hedges
Reclassified to profit or loss	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income	-138		-170	-6	38
Total comprehensive income	1,049		-170	-6	38	1,187
Dividend	-378					-378
Closing balance of equity 2015(1),(2)	16,828	3,990	228	-1	19	12,592
Net profit for the year	780					780
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	46			46
Derivatives in cash-flow hedges
Reclassified to profit or loss	-169		-169
Tax on items to be reclassified to profit or loss	27		37	-10
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-26				-26
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income	-116		-132	36	-20
Total comprehensive income	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity 2016(1),(2)	17,136	3,990	96	35	-1	13,016
Net profit for the year	772					772
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-33			-33
Derivatives in cash-flow hedges
Reclassified to profit or loss	-91		-91
Tax on items to be reclassified to profit or loss	27		20	7
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-4				-4
Tax on items not to be reclassified to profit or loss	1				1
Total other comprehensive income	-100		-71	-26	-3
Total comprehensive income	672		-71	-26	-3	772
Dividend	-234					-234
Closing balance of equity 2017(1),(2)	17,574	3,990	25	9	-4	13,554

(1)          The entire equity is attributable to the shareholder of the Parent Company.

(2)          See Note 23 to the Consolidated Financial Statements.

Statement of Cash Flows in the Consolidated Group

Skr mn	2017	2016	2015
Operating activities
Operating profit(1)	1,007	1,002	1,535
Adjustments for non-cash items in operating profit
Provision for credit losses - net	-51	16	-36
Depreciation and impairment of non-financial assets	45	46	98
Exchange-rate differences	0	0	22
Unrealized changes in fair value	110	195	-396
Other	170	30	18
Income tax paid	-365	-276	-580
Total adjustments for non-cash items in operating profit	-91	11	-874
Increase (-)/decrease (+) in lending	3,394	10,864	14,373
Increase (-)/decrease (+) in bonds and securities held	6,738	-9,041	28,448
Other changes in assets and liabilities — net	-1,598	-54	469
Cash flow from operating activities	9,450	2,782	43,951

Investing activities
Capital expenditures	-10	-39	-66
Cash flow from investing activities	-10	-39	-66

Financing activities
Senior debt	115,040	87,989	69,355
Repayments of debt	-86,266	-70,829	-74,546
Repurchase and early redemption of own long-term debt	-38,693	-14,523	-41,006
Derivatives	-4,931	-182	-2,071
Dividend paid	-234	-356	-378
Cash flow from financing activities	-15,084	2,099	-48,646
Net cash flow for the period	-5,644	4,842	-4,761

Cash and cash equivalents at beginning of the year	7,054	2,258	7,099
Net cash flow for the period	-5,644	4,842	-4,761
Exchange-rate differences on cash and cash equivalents	-179	-46	-80
Cash and cash equivalents at end of year(2)	1,231	7,054	2,258
of which cash at banks	600	916	294
of which cash equivalents	631	6,138	1,964

(1)          Interest payments received and expenses paid.

Interest payments received	3,965	2,975	2,990
Interest expenses paid	2,139	1,229	1,273

(2)          Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11 to the Consolidated Financial Statements.

Note 1a. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Table of contents:

(a)	Reporting entity
(b)	Basis of presentation
(c)	Changes to accounting policies and presentation
(d)	Basis of consolidation
(e)	Segment reporting
(f)	Recognition of operating income
(g)	Foreign currency transactions
(h)	Financial instruments
(i)	Tangible assets
(j)	Intangible assets
(k)	Employee benefits
(l)	Equity
(m)	Taxes
(n)	Earnings per share
(o)	Statement of cash flows
(p)	Critical accounting policies, assumptions and estimates

(a) Reporting entity

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is domiciled in Sweden. The address of the company’s registered office is Klarabergsviadukten 61—63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2017 encompasses SEK and its wholly owned subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB (the “Subsidiaries”). These are jointly referred to as the “Consolidated Group” or the “Group”. Venantius AB is no longer engaged in any active business; Venantius AB, together with its wholly owned subsidiary, is being wound down.

(b) Basis of presentation

(i) Statement of compliance

The consolidated accounts have been compiled in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), and the accounting regulations of the Swedish FSA (FFFS 2008:25), all of which have been complied with in preparing the Consolidated Financial Statements, of which these notes form a part. SEK also follows the Swedish Government’s general guidelines regarding external reporting in accordance with the State’s ownership policy and guidelines for state-owned companies. The accounting policies of the Parent Company match those used in the preparation of the Consolidated Financial Statements, except as stated in Note 1a, section (q) below.

Certain additional disclosures required by applicable regulations or legislation are included in the notes, or with reference to the “Risk and Capital Management” section of Note 30 to the Consolided Financial Statements. Such information is deemed to be incorporated herein by reference.

The Consolidated Financial Statements and the Parent Company’s annual report were approved for issuance by SEK’s Board of Directors on February 22, 2018. The Group’s Statements of Comprehensive Income and Financial Position and the Parent Company’s income statement and balance sheet will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on April 24, 2018.

(ii) Basis of measurement

The Consolidated Financial Statements have been prepared on an amortized cost basis, subject to the following exceptions:

all derivatives are measured at fair value, financial instruments — measured at fair value through profit or loss — are measured at fair value, available-for-sale financial assets, are measured at fair value, when applying hedge accounting at fair value, amortized cost is adjusted in the Consolidated Financial Statements based on the underlying hedged item, to reflect changes in fair value with regard to the hedged risk.

(iii) Functional and presentation currency

SEK has determined that the Swedish krona (Skr) is the Parent Company’s functional and presentation currency under IFRS. Significant factors are that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of SEK’s expenses, especially personnel expenses, other expenses and taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging exposures between the Swedish kronor and other currencies.

(iv) Going concern

SEK’s Board of Directors and management have made an assessment of SEK’s ability to continue as a going concern and are satisfied that SEK has the resources to continue operations for the foreseeable future. The Board of Directors and management are not aware of any material uncertainties that could cast significant doubt upon SEK’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going-concern basis.

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2016 Annual Report, except for the Consolidated Statement of Cash Flows. Cash flows related to derivative transactions are presented net under financing activities. Previously, these were allocated between operating activities and financing activities. The amendments to IAS 7 — Statement of Cash Flows contain new disclosure requirements applying to changes in financing activities that previously had been disclosed separately in conjunction with the Consolidated Statement of Cash Flows. SEK has also applied the amendments in the ÅRKL, the Code and the Swedish Government’s general guidelines regarding external reporting in accordance with state’s ownership policy and guidelines for state-owned companies pertaining to sustainability and diversity disclosures. In addition to the above changes, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that have not been named are either not applicable to SEK or have been adjudged to not have a material impact on SEK’s financial reporting.

(d) Basis of consolidation

The Consolidated Financial Statements encompass the Parent Company and all subsidiaries, meaning companies over which the Parent Company has control and that are impacted by the company’s results. The Consolidated Financial Statements have been prepared using the purchase method. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are consistent with Group policies. Intra-group transactions and balances, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements. Unless otherwise stated or when it is clear from the context, the information in these notes relates to the Consolidated Group and the Parent Company. Consolidation of SEK pursuant to the supervisory regulations does not differ from the consolidation made in the Consolidated Financial Statements. Since no subsidiary is an institute pursuant to the CRR definition, subsidiaries are not subject to the supervisory regulations on an individual basis. No current or anticipated material restrictions to prompt transfer of own funds or repayment of liabilities among the parent or its subsidiaries have been identified.

(e) Segment reporting

Segments are identified based on internal reporting to the CEO who serves as the chief operating decision maker. SEK has one segment, lending, based partly on the company’s assignment from the owner, which is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, and partly on how governance and earnings monitoring of the business are conducted. Accordingly, no segment reporting has been prepared. Disclosures regarding the geographic breakdown and revenue per product group are presented in Note 2.

(f) Recognition of operating income

(i) Net interest income

Interest revenue and interest expense related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest revenue and interest expense are recognized gross, with the exception of interest revenue and interest expenses related to derivatives, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest revenue, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative effective interest rates on assets are recognized as interest expense and negative effective interest rates on liabilities are recognized as interest revenue. Interest revenue and interest expense are calculated and recognized based on the effective interest rate method or based on a method that results in interest revenue or interest expense that is a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation. The effective interest rate is regarded as an integral part of the effective interest rate of a financial instrument (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. In addition to interest revenue and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee (formerly called the stability fund fee) and guarantee commissions that are comparable to interest.

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR system). SEK receives compensation from the Swedish government in the form of an administration fee, which is calculated based on the principal amount outstanding. SEK has determined that the CIRR system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest revenue, interest expense and other costs pertaining to CIRR system assets and liabilities are not recognized in SEK’s Statement of Comprehensive Income. The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s Statement of Comprehensive Income under net interest income.

All assets and liabilities related to the CIRR system are respectively included in the Consolidated Statement of Financial Position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR system are recognized net under other assets.

(ii) Net fee and commission expense

Commissions earned and commissions incurred are recognized as net fee and commission expense in SEK’s Statement of Comprehensive Income. The gross amounts of commissions earned and commissions incurred are disclosed in the notes to the financial statements. The recognition of commissions earned depends on the purpose for which the fee is charged. Fees are either recognized as revenue when services are provided or accrued over the period of a specific business transaction. Commissions incurred are transaction-based, and are recognized in the period in which the services are received. Guarantee commissions that are comparable to interest and fees that comprise integrated components of financial instruments, and therefore included in the effective interest rate, are not recognized as commissions and are instead included under net interest income.

(iii) Net results of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses on all financial instruments measured at fair value, except for the types of financial instruments for which the change is to be recognized in other comprehensive income. Gains and losses include gains and losses related to currency exchange effects, interest-rate changes, changes in credit spreads on SEK’s own debt, changes in basis-spreads and changes in the credit rating of the counterparty to the financial contract. The item also includes market value changes attributable to hedged risks and derivatives in fair-value hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from the repurchase of issued own debt, are recognized as they arise directly under net results of financial transactions.

(g) Foreign currency transactions

Monetary assets and liabilities in foreign currencies have been translated into the functional currency (Swedish krona) at the exchange rates applicable on the last day of each reporting period. Revenues and costs in foreign currencies are translated into Swedish kronor at the exchange rate prevailing on the dates that they arise. Any changes in the exchange rates between the relevant currencies and the Swedish krona relating to the period between the dates that they arise and the date of settlement are recognized as currency exchange effects. Currency exchange effects on the nominal amounts of financial assets and liabilities measured at fair value are recognized as currency exchange effects, although the currency exchange effect on the change in fair value that arises due to other components is not separated. Currency exchange effects are included as a component of net results of financial transactions.

(h) Financial instruments

(i) Recognition and derecognition in the statement of financial position

When recognizing financial instruments, trade date accounting is applied for the recognition and derecognition of securities bought, securities issued and derivatives. Other financial instruments are recognized in the statement of financial position and derecognized from this on the relevant settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the Statement of Comprehensive Income under net results of financial transactions. A financial asset or liability is recognized in the statement of financial position only when SEK becomes a party to the contractual provisions of the instrument. A financial asset is derecognized from the statement of financial position when the contractual rights to receive the cash flows from the asset cease or when the asset is transferred and the transfer qualifies for derecognition. A financial liability (or part of a financial liability) is derecognized from the statement of financial position only when it is extinguished, such as when the obligation specified in the contract is discharged, canceled or expires. In the case of renegotiated financial assets, such as lending, the asset is derecognized from the statement of financial position when the terms of the loan are deemed to be substantially different. The terms are deemed to be substantially different when the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, differs by not less than 10 percent from the discounted present value of the remaining cash flows for the original debt instrument. A change of currency or counterparty are deemed substantially different terms. Should the renegotiated loan entail terms that are substantially different, it is recognized as a new loan.

(ii) Measurement on initial recognition

When financial instruments are initially recognized, they are measured at fair value plus, in the case of financial assets or financial liabilities not carried at fair value through profit or loss, any transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability.

(iii) Offsetting

Financial assets and liabilities are offset and presented in the statement of financial position when the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Derivative assets and derivatives liabilities in relation to central clearing counterparties are not offset since these do not add up to material amounts. Refer to Note 14 to the Consolidated Financial Statements for further information about the offsetting of financial assets and financial liabilities.

(iv) Classification of financial assets and liabilities

Financial assets are categorized in three categories for valuation purposes: loans and accounts receivable, financial assets at fair value through profit or loss and available-for-sale financial assets. Financial liabilities are categorized in two categories for valuation purposes: financial liabilities at fair value through profit or loss and other financial liabilities.

Loans and accounts receivable This category is used for loans and loans in the form of interest-bearing securities that are not listed in an active market. Transactions in the category of loans and receivables are measured at amortized cost, using the effective interest rate method. The balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and Loans in the form of interest-bearing securities are included in this category. When one, or multiple, derivatives are used to hedge a currency and/or interest-rate risk relating to a loan or receivable, fair-value hedge accounting is applied. Hedge accounting is not applied for hedging lending in the CIRR system.

Financial assets at fair value through profit or loss. There are two main subcategories in the category of financial assets at fair value through profit or loss: financial assets designated upon initial recognition at fair value through profit or loss; and assets held for trading. Where two or more derivatives hedge both interest-rate and credit exposures in an asset, such transactions may be classified irrevocably as a financial assets at fair value through profit or loss. Making such designations eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting. Assets classified as held-for-trading comprised solely derivatives held for economic hedging.

Available-for-sale financial assets. This category is used for interest-bearing securities included in SEK’s liquidity investments. Transactions classified as available-for-sale financial assets are carried at fair value, with unrealized changes in value recognized in other comprehensive income. If assets are sold, changes in fair value are transferred from other comprehensive income to profit or loss.

Financial liabilities at fair value through profit or loss. There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss and financial liabilities held-for-trading. Securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting. Liabilities classified as held-for-trading solely comprised derivatives held for economic hedging.

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

Guarantees. SEK holds financial guarantees in connection with certain loans. Such guarantees are ordinarily accounted for as guarantees in accordance with SEK’s established accounting policy and are therefore not recognized in the Consolidated Statement of Financial Position (except for the deferred costs of related guarantee fees paid in advance for future periods). When SEK classifies a risk-mitigating instrument as a financial guarantee, SEK always owns the specific asset whose risk the financial guarantee mitigates and the potential amount that SEK can receive from the counterparty under the guarantee represents only the actual loss incurred by SEK related to its holding. Premiums on financial guarantees are accrued and recognized as interest expense in net interest income. Credit default swaps are recognized at fair value at fair value through profit or loss.

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

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading “Commitments” in Note 24 are measured as the undiscounted future cash flows concerning loan disbursements related to loans committed but not yet disbursed at the reporting period end date, as well as binding offers.

Repurchased debt. SEK repurchases its own debt from time to time. Gains or losses that SEK realizes when repurchasing own debt instruments are recognized in the Statement of Comprehensive Income as a component of Net results of financial transactions.

(vii) Hedge accounting

SEK applies hedge accounting in cases where derivatives are used to create economic hedging and the hedge relationship is eligible for hedge accounting, with the exception of lending within the CIRR system, for which hedge accounting is not applied. The method used for hedge accounting is either fair-value hedge accounting or cash-flow hedge accounting. In order to be able to apply hedge accounting, the hedge relationships must be highly effective in offsetting changes in fair values attributable to the hedged risks, both at inception of the hedge and for the remaining tenor. If hedge efficiency does not fall within established boundaries, the hedge relationship is terminated.

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives are used to hedge the interest-rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest-rate risk). The hedging instrument may consist of one or several derivatives that exchange fixed interest for floating interest in the same currency (interest-rate derivatives) or one or several instruments that exchange fixed interest in one currency for floating interest in another currency (interest and currency derivatives), in which case the currency risk is a part of the fair value hedge.

If a fair-value hedge relationship no longer fulfills the requirements for hedge accounting, the hedged item ceases to be measured at fair value and is measured at amortized cost, and the previously recognized fair-value changes for the hedged item are amortized over the remaining tenor of the previously hedged item.

Cash flow hedges. Cash flow hedge accounting is used for transactions in which one or several derivatives hedge risk for variability in the cash flows from a floating-rate financial asset or liability. When hedging cash flows, the hedged asset or liability is measured at amortized cost and changes in fair value in the hedging instrument are recognized in other comprehensive income. When the hedged cash flow is recognized in profit or loss, the value changes in the hedging instrument in the Statement of Comprehensive Income are reclassified from other comprehensive income to profit or loss. SEK defines the risk hedged in a cash flow hedge as the risk of variability of cash flows with regard to a chosen reference rate (referred to as cash flow risk). The hedging instrument may consist of one or several derivatives that exchange floating interest for fixed interest in the same currency (interest-rate derivatives) or one or several derivatives that exchange floating interest in one currency for fixed interest in another currency (interest and currency derivatives).

If a cash flow hedge relationship no longer fulfills the requirements for hedge accounting, or if the designation is revoked and accumulated gains or losses related to the hedge have been recorded in equity, such gains or losses remain in equity and are amortized through other comprehensive income to net interest income over the remaining tenor of the previously hedged item.

(viii) Principles for determination of fair value of financial instruments

The best evidence of fair value is prices in an active market. Fair-value measurements are categorized using a fair-value hierarchy. The financial instruments carried at fair value in the statement of financial position have been categorized under the three levels of the fair-value hierarchy according to IFRS that reflect the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety. SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments, based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: valuation models for which all inputs with a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair-value hierarchy in the beginning of the reporting period in which the change has occurred.

For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models or observable market prices. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available. Reference to the current fair value of another instrument that is substantially the same can also be used. If the aforementioned are not available, discounted cash flow analysis or option pricing models may be used for assessing the instrument’s value. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments, or based on any available observable market data, or compared with the counterparty’s prices.

In calculating fair value with valuation models, SEK seeks to use liquid, observable market quotes (market data) as far as possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, for the calculation of fair value. Examples of the indirect use of market data are:

the derivation of discount curves from observable market data, which is then interpolated to calculate the non-observable data points; and

model parameters in quantitative models, which are used to calculate the fair value of a structured product, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

historically observed market data. One example is when no observable market data exists for a specific date, the previous day’s market data is used in the valuation; and

similar observable market data. One example is if there are no observable market prices for a bond it can be valued through a credit curve based on observable prices for instruments with the same credit risk.

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

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility, which is calculated so that the “Black-Scholes model” recreates observable prices. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equities and credit derivative spreads. SEK continuously assures the high quality of market data, and a thorough validation of market data is exercised quarterly in connection with the financial reporting.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are then extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data such as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Non-observable market data, such as SEK’s own credit rating, are assessed based on recently completed emissions by SEK, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied by SEK when there are additional factors that market participants take into account and that are not captured by the valuation model. The independent risk function assesses the level of fair-value adjustments to reflect counterparty risk, SEK’s own credit rating and other non-observable parameters, where relevant.

Significant models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair-value adjustments and significant changes in fair values of level 3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

(ix) Determination of fair value of certain types of financial instruments

Derivatives. Derivatives are recognized at fair value, and fair value is calculated based on internally established valuation models, external valuation models, prices furnished by external parties or market prices. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to credit risk (own or counterparty) is based on publicly quoted prices on credit default swaps of the counterparty or SEK, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are compound financial instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are compound financial instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective financial hedges. The entire compound financial instruments are irrevocably classified as financial liabilities measured at fair value through profit or loss, and accordingly derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value.

(x) Impairment testing of financial assets

SEK impairment tests loans and other financial assets as described below. Loans and other financial assets are identified as impaired if there is objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses, mainly in the category loans and receivables, are recorded if and when SEK determines it is probable that the counterparty to a loan or another financial asset held by SEK, along with existing guarantees and collateral, will fail to cover SEK’s full claim. Such determinations are made for each individual loan or other financial asset. Objective evidence consists of the issuer or debtor suffering significant financial difficulties, outstanding or delayed payments or other observable facts which suggest a measurable decrease in expected future cash flows. If there is objective evidence that an impairment loss on a loan or other receivable has been incurred, the amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted to the relevant period end at the financial asset’s original effective interest rate. The impairment is recognized in profit or loss.

After an individual determination, and if no objective evidence exists for impairment of an individually assessed financial asset, regardless of whether it is material or not, the company includes the asset in a group of financial assets with similar credit risk characteristics and determines, collectively, the need for the impairment of such assets based on quantitative and qualitative analyses. The need for impairment is related to loan losses in the portfolio that have occurred as of the period-end date but which have not yet been identified as individual loan losses.

Impairment of an asset’s carrying amount is made to a reserve account which, in the Consolidated Statement of Financial Position, reduces the line item to which it relates.

Charge-offs are recorded when a loss has been confirmed, that is that it is evident that it is highly unlikely that any remaining part of SEK’s claim on a counterparty will be reimbursed within the foreseeable future and when there exists no guarantee or collateral covering the claim. Charge-offs may also be made once bankruptcy proceedings have been concluded and a final loss can be established, taking into account the value of any assets held by the bankruptcy estate and SEK’s share of these assets.

Recoveries are recorded only if there is virtual certainty of collection, such as in the aftermath of a bankruptcy proceeding when the payment due to SEK has been finally determined.

When a loan is classified as impaired, is past due or is otherwise non-performing, the interest is accounted for in the same manner as the impairment of the principal amount. Accordingly, the interest related to any portion of a loan that is expected to be repaid in the future is recorded in earnings, discounted at the original effective interest rate, while the interest related to any portion of a loan that is not expected to be collected is not recorded in earnings.

Restructured loan receivables pertain to loan receivables where SEK has granted concessions to the borrower as a result of the borrower’s deteriorated financial position. Following a restructure, normally, the loan receivable is no longer considered doubtful if the obligation is being met in compliance with the new terms and conditions. Concessions granted in connection with loan restructuring are regarded as credit losses.

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

(j) Intangible assets

Intangible assets comprise mainly the capitalized portion of investments in IT systems. Expenses that are directly attributable to large investments in the development of IT systems are recognized as intangible assets if they are expected to generate future economic benefits. The capitalized portion of investments in IT systems includes expenses related to the intangible asset, such as consulting fees and expenses for Group personnel who have contributed to producing the intangible asset. Each intangible asset is amortized using the straight-line method over an estimated useful life from the date the asset is available for use. Average useful lives are evaluated and reconsidered on a yearly basis. An annual impairment test is performed on intangible assets not yet used.

(k) Employee benefits

SEK sponsors both defined-benefit and defined-contribution pension plans.

(i) Defined-contribution plans

A defined-contribution pension means that the size of the premium is predetermined, such as is the case with the BTP1 and BTPK plans. A defined-contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined-contribution pension plans are recognized as an employee benefit expense in profit or loss at the rate at which they are accrued by employees providing services to the entity during a period. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Defined-benefit plans

Defined-benefit pension plans means that the pension benefit is predetermined, such as is the case with the BTP2 plan. Defined-benefit plans are post-employment benefit plans other than defined-contribution plans. The present value of the net obligation for defined-benefit plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. The net obligation is recognized in the balance sheet at its present value less the fair value of any plan assets.

The cost for defined-benefit plans is allocated over the employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation and mortality rates. The discount rate used is the equivalent of the interest rate on the reporting date for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptions and experience-based adjustments to obligations may result in actuarial gains or losses. These actuarial gains and losses are reported together with the difference between the actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains/losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss. The companies of the Group participate in various collective pension plans covering all employees. Sufficient information is available to allow the calculation of SEK’s proportionate share in the defined-benefit liabilities, assets and the costs for these plans. The future costs of the plans may change accordingly if the underlying assumptions of the plans change.

(l) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: the reserve for fair-value changes in respect of available-for-sale assets (fair-value reserve); the reserve for fair-value changes in respect of derivatives in cash-flow hedges (hedge reserve); and the reserve for remeasurement in respect of defined-benefit pension plans (reserve for defined-benefit pension plans).

(m) Taxes

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the fiscal year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other temporary fiscal differences. Deferred tax is calculated with an expected tax rate of 22.0 percent (2016: 22.0 percent). Deferred tax is calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss, or through other comprehensive income. A temporary difference is the difference between the recognized and fiscal values of an asset or a liability.

(n) Earnings per share

Earnings per share are calculated as net profit divided by the average number of shares. There is no dilution of shares.

(o) Statement of cash flows

The statement of cash flows shows inflows and outflows of cash and cash equivalents during the year. SEK’s statement of cash flows has been prepared in accordance with the indirect method, whereby operating profit is adjusted for effects of non-cash transactions such as depreciation and credit losses. The cash flows are classified under operating, investing and financing activities. Cash and cash equivalents include cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from the acquisition date.

(p) Critical accounting policies, assumptions and estimates

When adopting and applying the Group’s accounting policies, in certain cases, the management makes judgments and estimates that have a significant effect on the amounts recognized in the financial statements. These estimates are based on past experience and assumptions that the company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities, income and expenses as well as disclosures. Actual outcomes can later differ from the estimates and the assumptions made. SEK assesses that the judgments made related to the following critical accounting policies are the most significant:

Functional currency of the Parent Company; and

That SEK should be regarded as an agent with respect to the CIRR system.

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

Fair value assessments of certain financial instruments; and Provisions for probable credit losses.

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

(ii) That SEK should be regarded as an agent with respect to the CIRR system.

SEK has determined that the CIRR system should be considered to be an assignment whereby SEK acts as an agent on behalf of the Swedish government rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the CIRR system on a net basis in profit or loss, rather than the gross amounts collected, in accordance with the owner instruction from the State. If SEK were regarded as a principal with respect to the CIRR system, all revenues and expenses in the CIRR system would be regarded as revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. For information on the CIRR system, refer to Note 25 to the Consolidated Financial Statements.

(iii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives and issued (senior) debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. Refer to Note 27 to the Consolidated Financial Statements for further information about the impact on the value of financial assets and liabilities of a one percentage point movement in the market interest rate. Other valuation models or assumptions could produce different valuation results. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and thereafter an approval, in addition to approval of all models at least annually. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair-value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) are made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see Note 13 to the Consolidated Financial Statements, for fair value changes related to credit risk.)

When financial assets or liabilities are recognized at fair value, the instruments are recognized at their full fair value, including any credit spreads. When quoted market prices are not available for such instruments, certain assumptions must be made about the credit spread of either the counterparty or one’s own credit spread, depending on whether the instrument is an asset or a liability.

Developments in the financial markets have to some extent affected the prices at which SEK’s debt is issued. These changes, which are different in different markets, have been included in the calculation of fair value for these liabilities. SEK issues debt instruments in many financial markets. A large portion of these are compound financial instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives with corresponding structures in order to obtain effective economic hedges. Such compound financial instruments are classified as financial liabilities measured at fair value. As there mostly are no market quotes for this group of transactions, valuation models are used to calculate fair value. The gross value of these instruments and derivatives, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumptions are used, or if assumptions are changed, this could produce other valuation results. Excluding the impact on the valuation of credit spreads on SEK’s own debt and basis spreads, such changes in fair value would generally offset each other.

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e. the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good credit ratings. Moreover, SEK endeavors to enter into ISDA Master Agreements with Credit Support Annexes (CSAs) with its counterparties. This means that the highest allowed risk level is established in advance, regardless of what changes in market value may occur. Derivatives are measured at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. SEK uses a model to adjust the fair value of the net exposure for changes in SEK’s or the counterparty’s credit quality. The models use directly observable market parameters if such are available.

As of December 31, 2017, financial assets and liabilities for which valuation models had been used, and where market inputs with a significant effect on the recoded fair value are observable (level 2) amounted to Skr 46 billion (2016: Skr 57 billion) and Skr 34 billion (2016: Skr 41 billion) (18 percent and (2016: 19 percent) 14 percent (2016: 14 percent) of total financial assets and total financial liabilities respectively). Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 2 billion (2016: Skr 3 billion) and Skr 46 billion (2016: Skr 53 billion) (1 percent and (2016: 1 percent) 19 percent (2016: 19 percent) of total financial assets and total financial liabilities respectively). The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date.  At December 31, 2017, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3-instruments amounted to Skr -211 million (2016: Skr -227 million) and Skr 214 million (2016: Skr 227 million) respectively. Refer to Note 13 to the Consolidated Financial Statements for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iv) Provisions for probable credit losses

Provisions for probable credit losses are recorded if and when SEK determines that it is probable that the obligation under a loan agreement or another asset from the counterparty and/or guarantees held and/or through calling up other collateral held, will fail to cover SEK’s full claim. If the underlying assumptions for these internal models should change, this could result in a material change in provisions for probable credit losses.

Impairment is recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash flows. This estimate takes into account a number of factors related to the borrower. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those previously recognized. On December 31, 2017, SEK’s total lending amounted to Skr 195 billion (2016: Skr 209 billion) and the related impairment reserve amounted to Skr 155 million (2016: Skr 244 million), of which the individual reserve accounted for Skr 65 million (2016: Skr 84 million). If, for example, the actual amount of total future cash flow were to be 10 percent higher or lower than the estimate, this would affect operating profit for the fiscal year ended December 31, 2017 by an additional approximately Skr 15 million (2016: Skr 20—30 million) and equity at the same date by approximately Skr 12 million (2016: Skr 16—24 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively. See Note 9 and Section h (x) to the Consolidated Financial Statements above for additional information.

Note 1b. The following new standards and amendments to standards and interpretations not yet adopted are considered relevant to SEK

Contents:

IFRS 9 Financial instruments

(a)  Changes in the classification and measurement of financial assets and liabilities

(b)  Changes in the impairment of financial assets

(c) Changes in hedge accounting

(d)  IFRS 7R

(e) Transition information

IFRS 15 Revenue from Contracts with Customers

IFRS 16 Leases

IFRS 9 Financial instruments

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement and enters force from January 1, 2018.

SEK will not be restating comparative periods. Comparative information for 2017 will be reported pursuant to IAS 39 and will not be comparable with the information presented for 2018. Differences arising from the introduction of IFRS 9 will be recognized directly in retained earnings as of January 1, 2018. From January 1, 2018, SEK also applies IFRS 9 for hedge accounting. The quantitative effect of introducing IFRS 9 as of January 1, 2018 is disclosed in Section 1b (e) Transition information.

The impact of the transition to IFRS 9 on SEK is summarized as follows:

As of January 1, 2018 SEK has assessed liquidity investments, which were previously classified as available-for-sale assets. The conclusion was that these are included in a portfolio where the business model entails measurement at fair value and, accordingly, they are recognized at fair value through profit or loss (FVTPL). Those liquidity investments that were previously classified at fair value pursuant to the fair-value option (FVO) are also classified at FVTPL due to the portfolio’s business model. Certain fixed-rate liquidity investments were subject to hedge accounting and, from January 1, 2018, these hedge accounting relationships have been terminated since liquidity investments are now measured at FVTPL.

SEK’s lending meets the conditions for SPPI (as defined below) tests and uses a business model that aims to collect contractual cash flows, which means it will be measured at amortized cost.

SEK previously applied its own classification for derivatives in its hedge accounting. As of January 1, 2018, these are not separated into a separate category but instead are categorized together with other derivatives at FVTPL.

Gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with FVO are recognized in the Reserve for changes in own credit risk under Other comprehensive income and are not reclassified to profit or loss.

The principle applied for the impairment of exposures has changed from the approach based on incurred credit loss events under IAS 39; to instead be based on expected credit losses. IFRS 9 states that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment need, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or financial assets available-for-sale. The implementation of expected credit loss (ECL) models means lower initial impairment but is expected to entail higher volatility over time.

At December 31, 2017, the transition to IFRS 9 had a total impact on the Group’s equity of Skr 14 million after taxes. IFRS 9 had no material impact on capital adequacy and large exposures.

The positive impact on equity from the transition to IFRS 9 is mainly attributable to the calculation of expected credit losses under IFRS 9 representing the probability of default at a specific point-in-time in an economic cycle (Point-in-Time PD). It is also due to greater inclusion under IFRS 9 of forward-looking information.

(a) Changes in the classification and measurement of financial assets and liabilities

While the existing categories for financial assets are being removed, the three valuation approaches are being kept: fair value through profit or loss (FVTPL); fair value through other comprehensive income (FVOCI); and amortized cost. To determine what to recognize and how to do so, a new evaluation model is being introduced, based on the business model, which is assessed at portfolio level, and type of cash flows, which is assessed at instrument level. The option remains on initial recognition of a transaction, to recognize financial instruments at FVTPL in cases where it eliminates or significantly reduces inconsistencies in valuations and accounting (FVO).

The rules under IAS 39 are essentially transferred for the recognition of financial liabilities, with the exception of gains and losses arising from changes in SEK’s own credit risk on liabilities classified in accordance with FVO. Under IFRS 9, these value changes are recognized in other comprehensive income. Recognition of embedded derivatives in financial liabilities remains unchanged.

From January 1, 2018, SEK will classify financial assets on the basis of the business model and type of cash flow (the asset’s terms and conditions) as either:

Financial assets at amortized cost (AMC)

Financial assets at fair value through profit or loss (FVTPL)

Financial liabilities are measured at amortized cost or, if the liability is a derivative or when FVO is used, at FVTPL. The previous category Other financial liabilities has changed name to Financial liabilities measured at amortized cost (AMC), in other words, a financial liability is classified either as:

Financial liabilities at amortized cost (AMC)

Financial liabilities measured at fair value through profit or loss (FVTPL)

From January 1, 2018, SEK is not reclassifying financial assets, apart from exceptional cases that would change SEK’s fundamental business model.

(i) Financial assets at amortized cost (AMC)

Prior to January 1, 2018, the balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and Loans in the form of interest-bearing securities were recognized in the loans and receivables category, if the transaction was not listed in an active market, and was accordingly measured at amortized cost pursuant to the effective interest rate method.

From January 1, 2018, the balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and Loans in the form of interest-bearing securities are recognized at amortized cost, provided that the following criteria are met by all assets:

The financial asset is included in a portfolio where the business model aims to collect contractual cash flows.

The terms and conditions for the financial asset entail that the cash flows received comprise solely payments of principal and interest (SPPI) on nominal amounts outstanding.

Evaluation of the business model

The business model is based on SEK’s overriding portfolio objective, and on how the company manages, monitors and evaluates the financial assets in the portfolio from both a business and a risk perspective.

The business model is established at a level (homogenous portfolio) that reflects how the asset is treated in relation to the objective/business goal.

The following parameters have been evaluated in relation to the liquidity portfolio:

Internal targets and governance of the liquidity portfolio, and documentation thereof;

Administration and commercial follow-up;

Risk management, follow-up and reporting;

Frequency, objective and volume in terms of noted sales; and

Remuneration models, and how these are impacted by valuation methods.

SPPI test

IFRS 9 requires that SEK categorize financial assets based on the properties of the contractual cash flows, where the financial asset is held in a business model with the objective of holding assets to collect contractual cash flows (hold to collect).

The assessment of the properties of the contractual cash flows aims to identify if the contractual cash flows comprise solely payments of principal and interest, which is an SPPI test. Contractual cash flows that solely payments of principal and interest qualify as a basic lending arrangement, which is a prerequisite for measuring the instrument at amortized cost. SEK has prepared a tool for the implementation and documentation of evaluations and assessments of financial assets in the lending portfolios, whereby relevant factors are taken into consideration, such as the tenor of the interest rate in relation the interest-rate setting period, interest-rate cap/floor, index-linked coupon/interest, payment trigger, currency mismatch, government interest rates and early repayment.

(ii) Financial assets and liabilities measured at fair value through profit or loss (FVTPL)

Prior to January 1, 2018, financial assets that were irrevocably categorized to recognition at fair value through profit or loss; and assets held for trading were recognized in the category financial assets measured at fair value through profit or loss. When two or more derivatives hedge both interest-rate and credit exposures in an asset, such transactions were sometimes previously classified irrevocably as a financial assets at fair value through profit or loss (FVO), since making such designations eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting.

From January 1, 2018, SEK does not use FVO for financial assets. Derivatives are always measured at FVTPL. Interest-bearing securities included in SEK’s liquidity investments, that is the balance-sheet items Treasuries/government bonds and Other interest-bearing securities except loans, are measured at fair value (FVTPL) and, accordingly, they are included in a portfolio, where the business model entails measurement at fair value. Liquidity investments were recognized under IAS 39 in the available-for-sale financial assets category and were measured at fair value with unrealized changes in fair value recognized in other comprehensive income.

Financial assets and liabilities measured at fair value through profit or loss (FVTPL) are recognized at fair value in the statement of financial position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions with the exception of gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with FVO. Such changes are recognized in the Reserve for changes in own credit risk under Other comprehensive income and are not reclassified to profit or loss.

(b) Changes in the impairment of financial assets

IFRS 9 entails a general change in the approach to the recognition of impairment of financial assets, since the principle applied for the impairment of exposures has changed from the approach based on incurred credit loss events under IAS 39; to instead be based on expected credit losses. SEK’s calculation of the collectively-assessed credits reserve under IAS 39 was also based on a method using expected credit losses. IFRS 9 states that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment need, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or available-for-sale financial assets.

(i) Overriding basis for the calculation of expected credit losses (ECL)

The model for calculating ECL is based on an exposure being at one of three different stages. Initially, all exposures where at stage 1. Stage 1 also includes exposures where the credit risk is no longer significantly higher and which have therefore been reclassified from stage 2. In stage 1, the ECL calculation should correspond to provisions based on expected credit losses for the forthcoming 12-month period (12mECL). Where the credit risk has increased significantly since initial recognition, the exposure is moved to stage 2. Stage 2 also includes exposures where the counterparty/exposure is no longer in default and which have therefore been reclassified from stage 3, as well as a smaller portion of exposures that lack an initial rating and where the rating is below BBB. In stage 2, the provision is based on expected credit losses over the remaining lending period of the asset (LTECL). If the exposure moves into default, it is moved to stage 3, where the ECL calculation continues to be based on LTECL. 12mECL comprises the part of LTECL that arises from expected credit losses based on the probability of default (PD) within 12 months of the reporting date. Both LTECL and 12mECL are calculated on an individual basis.

SEK has chosen to use credit rating models for all exposures, in other words, to calculate expected credit losses (ECL) by using the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

(ii) Significant increase in credit risk

A significant increase in credit risk is a relative assessment, whereby the credit quality at the reporting date is compared with the initial credit quality when the exposure was recognized. The starting point when assessing what should be included as criteria for the assessment of credit risk is the existing process for following up credit risk and credit risk management within SEK. All counterparties are given a risk rating, which means that risk classification forms the basis for follow-up should a significant increase in credit risk have occurred. Moreover, other indicators currently in use to follow up credit risk in exposures and of counterparties include the number of days past due, forbearance measures and other risk raising factors, such as deviations from covenants. These indicators are applied to assess credit risk and whether a significant increase in credit risk has occurred.

Risk classification. A significant increase in credit risk is defined based on a deterioration by a number of steps in the initial rating and where a separation is made between exposures with an initial rating of AAA to A - and others.

Number of days past due. SEK applies the presumption specifically stated in IFRS 9 and applies a more than 30-days-past-due criterion for receivables when assessing a significant increase in credit risk. All exposures that are more than 30-days-past-due will therefore be included in stage 2 and the LTECL will be calculated for these exposures. To ensure that there is no longer a significant increase in credit risk, a waiting period is applied following the resumption of payments and all past-due receivables being extinguished for the exposure. Appropriate waiting periods are assessed on an ongoing basis to, at any given time, ensure that a reasonable waiting period is set given SEK’s exposures and payment structures.

Forbearance measures. Exposures encompassed by forbearance measures have a raised credit risk assessment and, therefore, will also be assessed as having a significant increase in credit risk on application of IFRS 9. Similar to the days-past-due criterion, a waiting period will be applied to ensure the exposure no longer has a raised credit risk at the time it is returned to stage 1. Appropriate waiting periods are assessed on an ongoing basis to, at any given time, ensure that a reasonable waiting period is set given SEK’s exposures and the reasons the exposure was marked for forbearance.

Other risk raising factors. Other factors can exist that indicate an exposure or a counterparty has an increased credit risk, which are not captured by a change in the risk classification, days-past-due or forbearance measures. Examples of these include recurring waivers that impact credit risk, sector trends and extraordinary changes in the management and/or Board of Directors. To capture these risk-raising factors, the management can conduct a specific qualitative assessment of the significant increase in credit risk at a counterparty. Since this assessment comprises a qualitative expert assessment, the waiting period for any transfer to stage 1 will be taken into consideration in the assessment and no extra waiting period will be applied.

(iii) Default

If the exposure moves into default, it is moved to stage 3, where the ECL calculation continues to be based on LTECL. Default is a key concept to the calculation of ECL, since ongoing assessments are made of how likely an exposure is to enter default and of the amount SEK is expected to lose on the exposure should it default.

In the financial reporting when applying IFRS 9, default is defined as:

SEK assesses that it is unlikely that the counterparty will meet its loan commitments in full, irrespective of whether collateral or guarantees are used, and independent of any overdue amount or the number of calendar days since they fell due for payment. This also includes special reasons, such as the risk counterparty’s financial position or equivalent is such that it finds itself in a position which — from a creditor’s perspective — does not correspond to any form of composition or insolvency procedure. This is termed “unlikely to pay.”

The risk counterparty is more than 90 calendar days past due with the payment of a receivable.

If any exposure to a counterparty is deemed in default, all exposures to that counterparty are deemed in default. When an exposure or a counterparty that was previously classified as being in default no longer meets this definition, the exposure or counterparty should no longer be deemed in default. To ensure that default status no longer applies, a waiting period is applied after the moment the exposure or counterparty is no longer deemed to be in default and can accordingly return to stage 2.

(iv) Calculation of expected credit losses (ECL)

The ECL is based on SEK’s objective expectation of how much it will lose on the exposure given its knowledge on the reporting date and after taking into consideration what could occur in the future. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The expected credit loss should be calculated on the gross counterparty, in other words the borrower, which means that the PD for the gross counterparty is used in the model.

Moreover, the LGD should incorporate actual future expectations, in other words, all cash flows including guarantees. The calculation of ECL is Point-in-Time and the included parameters PD, LGD and EAD are all Point-in-Time and should not be confused with the corresponding parameters for capital adequacy.

Probability of default (PD)

The probability of default (PD) is the likelihood that a counterparty defaults on one or more exposures on a one-year horizon (for stage 1) or for the entire lending period (for stages 2 and 3). When calculating expected credit losses under IFRS 9, PD represents the probability of default at a specific point-in-time in an economic cycle (Point-in-Time PD). The two most important data sources for PD models are Standard & Poor’s and the World Bank’s database, where we obtain default statistics and transition matrices as well as macroeconomic series and GDP growth forecasts. SEK has chosen to create a PD segmentation at both geographic and industry levels.

SEK’s method entails three scenarios being prepared for each PD curve: a base scenario; a downturn scenario; and an upturn scenario.

The three scenarios are defined by a weight allocated to each scenario; the weights should add up to 1, in other words 100%. The World Bank’s forecast forms the base scenario. The other scenarios are prepared quarterly by a cross-functional group at SEK, and are then adopted by the Board’s Credit Committee. By allocating a weight to each PD curve, we define our expectations of future macroeconomic trends.

Loss Given Default (LGD)

Loss given default (LGD) is the amount expressed as a percentage of the credit exposure that on default, SEK expects to lose from the defaulting counterparty. The same segments are used for preparing the LGD as are used for the PD, with the addition of the division into large corporates and small and medium-sized enterprises for non-financial companies. Due to the low historic rate of default in SEK’s lending, the LGD is modeled by using default data from Global Credit Data (GCD), with the exception of the Sovereign segment, where LGD is prepared based on a qualitative assessment.

When estimating expected losses in cash flows, collateral and other credit enhancements included in the terms and conditions are taken into consideration, subject to the prerequisite that they are not reported separately by the company. The LGD used for estimating ECL should take into consideration all cash flows that could be collected in the case of a default. These also include the cash flows that SEK can expect from collateral and guarantees included in the terms and conditions. Accordingly, the LGD takes into consideration guarantees where the exposure guaranteed with a guarantee included in the terms and conditions unless an increased correlation between the borrower and the guarantee counterparty is deemed to exist.

Exposure at default (EAD)

The impairment requirement under IFRS 9 applies for all financial assets measured at amortized cost. Moreover, this encompasses accepted undisbursed binding offers and financial guarantees issued, which are recognized off balance sheet until used. In the above regard, an assessment is to be made of the scope of the default by the borrower on default, since only that amount should be included in the ECL estimate. These are generally termed credit conversion factors (CCF).

The ECL estimate is performed based on the appearance of the exposure at default, which means that the repayment structure and any expectations in terms of early repayment or extension clauses in the agreement need to be considered when assessing the EAD. Based on the completed analyses, contractual maturities are assessed given the repayment structures as being a good approximation of the expected maturities on which the ECL is to be estimated. No specific pattern exists regarding early repayment, which could possibly comprise the basis for another approach.

For existing facilities (accepted, undisbursed), two different credit conversion factors (CCFs) exist depending on when default occurs: (1) for default within one year, calculated using default data from GCD (2) for default after one year, calculated using internal default data. For binding offers regarding existing facilities, CCFs are based on historic internal data regarding the proportion of binding offers that are used. CCFs are used together with the preliminary repayment plan for both the utilized and unutilized portions of existing facilities to model the future exposure on default.

(c) Changes in hedge accounting

The new rules on hedge accounting allow entities to better reflect risk management activities in financial reporting. IFRS 9 opens opportunities to improve and simplify hedge accounting, which primarily impacts the administrative process for hedge accounting at SEK. The standard expands possibilities for hedging the risk components of non-financial items and allows the inclusion of more types of instruments in a hedge relationship. Moreover, the previous quantitative requirement of 80—125 percent in effect is removed. The three types of hedge relationships set out in IAS 39 (fair-value hedges, cash-flow hedges and hedges of net investment in a foreign operation) are unchanged in IFRS 9. The accounting for each type of hedge is also the same as in IAS 39. SEK only uses fair-value hedges.

A hedging relationship qualifies for hedge accounting only if all of the following criteria are met:

the hedging relationship consists only of eligible hedging instruments and eligible hedged items;

at its inception there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; and

the relationship meets all of the hedge effectiveness requirements.

(i) Aggregated exposures

IFRS 9 permits an aggregated exposure that includes a derivative to be an eligible hedged item. This is a change from IAS 39 which explicitly prohibits a derivative from being designated as a hedged item (unless it is a written option designated as an offset to a purchased option).

(ii) Hedge effectiveness

The qualifying criteria in the IFRS 9 hedge accounting model significantly differ from those in IAS 39. To qualify for hedge accounting under IAS 39, the hedging instrument must be highly effective at achieving offsetting changes in fair value or cash flows attributable to the hedged risk both prospectively and retrospectively. To be highly effective, the level of offset must be between 80 percent and 125 percent. Entities must perform quantitative effectiveness tests on an ongoing basis to demonstrate that the hedging relationship qualifies for hedge accounting.

The IFRS 9 hedge accounting model employs a more principles-based approach. To qualify for hedge accounting, the hedge relationship must meet the hedge effectiveness criteria at the beginning of each hedged period which requires that:

there is an economic relationship between the hedged item and the hedging instrument;

the effect of credit risk does not dominate the value changes that result from that economic relationship; and

the hedge ratio of the hedging relationship is the same as that actually used in the economic hedge.

(iii) Rebalancing and discontinuation of hedge accounting

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the hedge ratio of the hedging relationship must be adjusted (i.e. rebalances the hedge) so that it meets the qualifying criteria again. Hedge accounting is discontinued prospectively only when the hedging relationship (or a part of a hedging relationship) ceases to meet the qualifying criteria (after any rebalancing). This includes instances when the hedging instrument expires or is sold, terminated or exercised. Discontinuing hedge accounting can either affect a hedging relationship in its entirety or only a part of it (in which case hedge accounting continues for the remainder of the hedging relationship). Unlike under IAS 39, hedge accounting may not be voluntarily discontinued if the criteria for discontinuation are not met, in other words, the possibility for voluntarily discontinuing the hedging relationship is removed.

(d) IFRS 7R

IFRS 7 Financial Instruments: Disclosures has been updated to reflect the differences between IFRS 9 and IAS 39. SEK will apply these updates together with IFRS 9 from January 1, 2018.

(e) Transition information

The following tables illustrate the effect of implementing IFRS 9 in the statement of financial position and retained earnings, including the effect of replacing IAS 39’s impairment model with an ECL model pursuant to IFRS 9.

The following table summarizes the effect on the classification and measurement of SEK’s financial assets and liabilities as of January 1, 2018:

Skr mn Financial assets	Measurement category under IAS 39	Carrying amount under IAS 39	Reclassification	ECL	Carrying amount under IFRS 9	Measurement category under IFRS 9

Cash and cash equivalents	Loans and accounts receivable	1,231	—	0	1,231	AMC
Treasuries/government bonds(1)	Available-for-sale assets	4,382	4,382	—	4,382	FVTPL
Other interest-bearing securities except loans(1)	Available-for-sale assets	39,694	39,694	—	39,694	FVTPL
	Assets at fair value through profit or loss (FVO)	113	113	—	113	FVTPL
Loans in the form of interest-bearing securities	Loans and accounts receivable	41,125	—	-17	41,108	AMC
Loans to credit institutions	Loans and accounts receivable	23,198	—	-2	23,196	AMC
Loans to the public	Loans and accounts receivable	141,111	—	40	141,151	AMC
Derivatives(2)	Assets at fair value through profit or loss	7,803	—	—	7,803	FVTPL
Total financial assets		258,657	44,189	21	258,678

Financial liabilities	Measurement category under IAS 39	Carrying amount under IAS 39	Reclassification	ECL	Carrying amount under IFRS 9	Measurement category under IFRS 9

Borrowings from credit institutions	Other financial liabilities	2,317	—	—	2,317	AMC
Borrowing from the public	Other financial liabilities	0	—	—	0	AMC
Senior securities issued	Financial liabilities at fair value through profit or loss (FVO)	63,421	—	—	63,421	FVTPL
	Other financial liabilities	159,095	—	—	159,095	AMC
Derivatives(2)	Financial liabilities at fair value through profit or loss	16,480	—	—	16,480	FVTPL
Subordinated securities issued	Other financial liabilities	2,040	—	—	2,040	AMC
Provisions(3)		45	—	3	48
Total financial liabilities		243,398	—	3	243,401

(1)          As of January 1, 2018, SEK has made an assessment of the liquidity investments that were previously classified as available-for-sale assets. The conclusion was that these are included in a portfolio where the business model entails measurement at fair value and, accordingly, they are recognized at fair value through profit or loss (FVTPL). Those liquidity investments that were previously classified at fair value pursuant to the fair-value option are also classified at FVTPL due to the portfolio’s business model. Certain fixed-rate liquidity investments were already subject to hedge accounting and, from January 1, 2018, these hedge accounting relationships have been terminated since liquidity investments are now measured at FVTPL.

(2)          SEK previously applied its own classification for derivatives in its hedge accounting. As of January 1, 2018, these will not be separated into an own category, and will instead be categorized together with other derivatives at FVTPL.

(3)          Accumulated expected credit losses for non-financial items are reported under provisions in the statement of financial position.

The following table illustrates the effect of IFRS on reserves and retained earnings:

Skr mn	Reserves and retained earnings
Reserve for changes in own credit risk
Closing balance under IAS 39 (December 31, 2017)	—
The impact of transferring value changes due to changes in credit risk to the Reserve for changes in own credit risk	-578
Tax	127
Opening balance under IFRS 9 (January 1, 2018)	-451

Fair-value reserve
Closing balance under IAS 39 (December 31, 2017)	9
Reclassification of instruments from AFS to FVTPL	-12
Tax	3
Opening balance under IFRS 9 (January 1, 2018)	—

Retained earnings
Closing balance under IAS 39 (December 31, 2017)	13,554
The impact of transferring value changes due to changes in credit risk to the Reserve for changes in own credit risk	451
Reclassification of instruments from AFS to FVTPL	9
Effect of IFRS 9 — ECL	18
Tax	-4
Opening balance under IFRS 9 (January 1, 2018)	14,028
Total changes in equity on introduction of IFRS 9	14

The following table is a reconciliation of the closing balance for accumulated impairments under IAS 39 and the opening balance for accumulated impairments under IFRS 9.

Skr mn	Impairment reserve under IAS 39 as of December 31, 2017	Revaluation	ECL IFRS 9 January 1, 2018
Reserve for changes in own credit risk regarding:
Loans and receivables under IAS 39/financial assets at amortized cost under IFRS 9	155	-21	134
Available-for-sale assets under IAS 39/FVTPL pursuant to IFRS 9	—	—	—
Total	155	-21	134

Collateral provided and contingent liabilities	—	3	3
Total	155	-18	137

IFRS 15 Revenue from Contracts with Customers

In 2014, the IASB issued the new standard, IFRS 15, which describes a comprehensive model for the recognition of revenue from contracts with customers and which replaces current IFRS standards and interpretations for revenue recognition, such as IAS 18 Revenue. The standard is a five-step model, including accounting and measurement requirements, as well as new disclosures. The standard does not apply to financial instruments or leasing contracts. The standard is applicable from January 1, 2018.

SEK adopted the standard with retroactive application, and comparative figures for 2017 will not be recalculated. The adoption of IFRS 15 has not resulted in any transitional effect, and therefore does not affect equity. The standard is not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposures.

IFRS 16 Leases

In January 2016, the IASB issued the new accounting standard for leases, with changes for lessees. All leases (with the exception of shortterm and low-value leases) are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments recognized as repayments and interest expense. Lessor accounting remains essentially unchanged.

Further disclosures are also required. SEK’s preliminary assessment is that the standard will primarily affect SEK’s recognition of operational leases for rental premises, which will not have any material impact on SEK’s financial statements, capital adequacy or large exposures.

The standard is applicable from January 1, 2019 and has not yet been approved by the EU.

Other IFRS standards or IFRS Interpretations Committee interpretations, or amendments, not yet effective are not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net interest revenues

	Consolidated Group
Skr mn	2017	2016	2015
Interest revenues
Loans to credit institutions	789	546	544
Loans to the public	2,265	1,992	1,559
Loans in the form of interest-bearing securities	629	722	981
Interest-bearing securities excluding loans in the form of interest-bearing securities	458	364	395
Derivatives	-372	-552	-767
Administrative remuneration CIRR-system(1)	125	116	123
Other assets	2	0	0
Total interest revenues(2)	3,896	3,188	2,835

Interest expenses
Interest expenses	-2,020	-1,339	-1,082
Resolution fee	-193	-102	-91
Total interest expenses(3)	-2,213	-1,441	-1,173
Net interest revenues	1,683	1,747	1,662

	Consolidated Group
Skr mn	2017	2016	2015
Interest revenues were related to:
Available-for-sale financial assets	426	292	225
Financial assets at fair value through profit or loss	253	93	-5
Derivatives used for hedge accounting	-253	-379	-470
Loans and receivables	3,470	3,182	3,085
Total interest revenues(2)	3,896	3,188	2,835

Interest expenses were related to:
Available-for-sale financial assets	-93	-46	—
Financial liabilities at fair value through profit or loss	278	12	-156
Derivatives used for hedge accounting	1,479	2,452	2,484
Other financial liabilities	-3,877	-3,859	-3,501
Total interest expenses(3)	-2,213	-1,441	-1,173
Net interest revenues	1,683	1,747	1,662

Interest revenues geographical areas

	Consolidated Group
Skr mn	2017	2016	2015
Sweden	1,724	1,358	1,353
Europe except Sweden	723	681	511
Countries outside of Europe	1,449	1,149	971
Total interest revenues(2)	3,896	3,188	2,835

Interest revenues per productgroup

	Consolidated Group
Skr mn	2017	2016	2015
Lending to Swedish exporters	1,398	1,500	1,517
Lending to exporters’ customers(4)	1,251	1,042	978
Liquidity	1,247	646	340
Total interest revenues(2)	3,896	3,188	2,835

(1)             Including administrative remuneration for concessionary loans by Skr 2 million (2016: Skr 2 million; 2015: Skr 2 million).

(2)             Negative effective interest rates on debt are reported as interest income. During 2017 they amounted to Skr - million (2016: Skr — million; 2015: Skr - million). See Note 1a to the Consolidated Financial Statements for further information regarding negative interest rates.

(3)             Negative effective interest rates on assets are reported as interest expense. During 2017 they amounted to Skr -62 million (2016: Skr -106 million). The negative effective interest rates were immaterial during 2015 and were therefore not presented in the annual report. See Note 1a to the Consolidated Financial Statements for further information regarding negative interest rates.

(4)             In interest revenues for Lending to exporters’ customers, Skr 123 million (2016: Skr 114 million; 2015: Skr 120 million) represent remuneration from the CIRR-system (see Note 25 to the Consolidated Financial Statements).

Note 3. Net fee and commissions expense

	Consolidated Group
Skr mn	2017	2016	2015
Fee and commissions earned were related to(1)
Financial consultants’ commissions	—	—	0
Other commissions earned	3	3	2
Total	3	3	2
Commissions incurred were related to(1)
Depot and bank fees	-6	-7	-6
Brokerage	-4	-4	-2
Other commissions incurred	-21	-21	0
Total	-31	-32	-8
Net fee and commissions expense	-28	-29	-6

(1)          Skr -24 million (2016: Skr -26 million; 2015: Skr -3 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

	Consolidated Group
Skr mn	2017	2016	2015
Derecognition of financial instruments not measured at fair value through profit or loss:
Available-for-sale financial assets	-17	—	—
Loans and receivables	16	4	-42
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	-326	-2,779	4,526
Held-for-trading	278	2,699	-4,324
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	-999	-693	-290
Net results of the hedged item	946	661	536
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	-2	-6
Total net result of financial transactions	-102	-110	400

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly relate to changes in credit spreads on SEK’s own debt and basis-spreads, and are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented under “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”.

Note 5. Personnel expenses

	Consolidated Group
Skr mn	2017	2016	2015
Salaries and remuneration to the Board of Directors and the Chief Executive Officers	-7	-6	-6
Salaries and remuneration to Senior Executives	-20	-18	-17
Salaries and remuneration to other employees	-162	-160	-141
Pensions	-58	-57	-62
Social insurance	-61	-58	-56
Other personnel expenses	-12	-9	-13
Total personnel expenses	-320	-308	-295

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 20 million (2016: Skr 18 million; 2015: Skr 17 million). Of the remuneration to senior executives, Skr 20 million (2016: Skr 17 million; 2015: Skr 16 million) is pensionable. Of the remuneration to the CEOs of the Parent Company, Skr 5 million (2016: Skr 4 million; 2015: Skr 4 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2017 Skr thousand	Fee, includes committee fee	Fixed remuneration	Other -benefits	Pension fee	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-745	—	—	—	-745
Other members of the Board of Directors:
Cecilia Ardström	-344	—	—	—	-344
Jan Belfrage, resigned March 22, 2017	-72	—	—	—	-72
Anna Brandt, from November 21, 2017	—	—	—	—	—
Reinhold Geijer, from March 22, 2017	-213	—	—	—	-213
Hans Larsson, from March 22, 2017	-212	—	—	—	-212
Susanne Lithander	-263	—	—	—	-263
Lotta Mellström(5)	—	—	—	—	—
Ulla Nilsson	-273	—	—	—	-273
Teppo Tauriainen, resigned November 21, 2017(5)	—	—	—	—	—
Magnus Uggla, resigned March 22, 2017(4)	-46	—	—	—	-46
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,638	-97	-1,372	-6,107
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,278	-92	-1,159	-4,529
Karl Johan Bernerfalk, General Counsel	—	-1,372	-18	-447	-1,837
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,908	-19	-465	-3,392
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,252	-11	-485	-2,748
Johan Henningsson, Head of Sustainability	—	-1,191	-30	-435	-1,656
Petra Könberg, Head of Marketing & Business Development, from April 18, 2017	—	-830	-20	-220	-1,070
Jane Lundgren Ericsson, Head of Lending	—	-2,410	-98	-720	-3,228
Ingela Nachtweij, Acting Chief Information Officer (CIO), from January 10	—	-1,520	-27	-414	-1,961
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,415	-105	-536	-2,056
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,191	-112	-720	-3,023
Edvard Unsgaard, Head of Communication, resigned April 18, 2017	—	-314	-8	-102	-424
Total	-2,168	-24,319	-637	-7,075	-34,199

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2016 Skr thousand	Fee, includes committee fee	Fixed remuneration (1)	Other -benefits(2)	Pension fees (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-669	—	—	—	-669
Other members of the Board of Directors:
Cecilia Ardström	-216	—	—	—	-216
Jan Belfrage	-225	—	—	—	-225
Susanne Lithander	-240	—	—	—	-240
Lotta Mellström(5)	—	—	—	—	—
Ulla Nilsson	-244	—	—	—	-244
Jan Roxendal, resigned April 26, 2016(4)	-109	—	—	—	-109
Teppo Tauriainen(5)	—	—	—	—	—
Magnus Uggla, from April 26, 2016(4)	-186	—	—	—	-186
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,487	-86	-1,332	-5,905
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,207	-86	-1,112	-4,405
Karl Johan Bernerfalk, General Counsel	—	-1,281	-11	-405	-1,697
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,769	-12	-467	-3,248
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,253	-12	-460	-2,725
Johan Henningsson, Head of Sustainability	—	-1,124	-12	-379	-1,515
Jane Lundgren Ericsson, Head of Lending	—	-2,355	-81	-616	-3,052
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,360	-91	-487	-1,938
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,164	-41	-676	-2,881
Edvard Unsgaard, Head of Communication	—	-995	-11	-333	-1,339
Total	-1,889	-21,995	-443	-6,267	-30,594

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2015 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)	Other-benefits(2)	Pension fees (3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-614	—	—	—	-614
Other members of the Board of Directors:
Cecilia Ardström	-218	—	—	—	-218
Jan Belfrage	-217	—	—	—	-217
Lotta Mellström(5)	—	—	—	—	—
Ulla Nilsson	-236	—	—	—	-236
Jan Roxendal(4)	-327	—	—	—	-327
Teppo Tauriainen(5)	—	—	—	—	—
Susanne Lithander, from January 20, 2015	-209	—	—	—	-209
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,379	-75	-1,295	-5,749
Karl Johan Bernerfalk, General Counsel		-1,281	-10	-412	-1,703
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-910	-5	-186	-1,101
Stefan Friberg, Chief Risk Officer (CRO)	—	-1,688	-8	-282	-1,978
Johan Henningsson, Head of Sustainability	—	-1,139	-10	-366	-1,515
Per Jedefors, Chief Risk Officer (CRO), resigned with pension April 30, 2015	—	-1,390	-28	-228	-1,646
Jane Lundgren Ericsson, Head of Lending	—	-2,286	-50	-606	-2,942
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,266	-85	-473	-1,824
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,055	-91	-642	-2,788
Edvard Unsgaard, Head of Communication	—	-1,000	-11	-297	-1,308
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,134	-86	-1,103	-4,323
Total	-1,821	-20,528	-459	-5,890	-28,698

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

(6) The retirement age of the CEO, Catrin Fransson is 65 years and the pension fee is 30 percent of her fixed salary.

Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration systems in credit institutions, investment firms and fund management companies apply to SEK. Moreover, SEK applies the government’s guidelines on terms of employment for senior executives at state-owned companies. In accordance with these regulations, SEK’s Board has prepared a proposal for a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2017 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies, and should be reasonable. Remuneration to senior executives consists of fixed salary, pension and other benefits. Pension terms for senior executives should be in the form of defined contribution plans.

The Board’s proposed guidelines are essentially unchanged from 2016, however certain additions have been made to the guidelines to apply from the 2017 Annual General Meeting. The guidelines have been clarified with information, such as that the pension age for senior executives is 65, that the maximum scope for severance pay has been limited from 18 to 12 months and that profit from paid assignments (for example, Board assignments) should be deducted from the severance pay.

SEK’s remuneration system is designed to promote sound and effective risk management and restrict excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee has met four times in 2017.

Since 2011, the Company has had only one system for variable remuneration, the EIS. The EIS applies to all permanent employees, with the exception of the executive management (except for three newly appointed senior executives, where deferred remuneration related to 2014 is included according to the agreement at that time), and employees within the Risk Department and employees within the Compliance Department.

The aim of the EIS was to contribute to attracting and retaining, promote the achievement of the Company’s long-term objectives, and encourage cooperation between different parts of the organization in order to progress toward shared objectives.

If the resulting return, after adjustment for any non-operational items and risk assumption, exceeded the budgeted return, those employees encompassed by EIS received a share of the excess return, however this was capped at an amount equal to two months’ salary, including payroll taxes. The terms and conditions entailed that the variable remuneration never exceeded 16.67 percent of the fixed remuneration. The final decision on the result and the amount to be paid out under the EIS was taken by the Board.

In autumn 2016, the Board decided that the EIS would cease to apply from the end of 2016. Any remaining payments under the EIS attributable to results up until 2016 will be subject to the same rules that applied in the respective vesting years. In parallel, the Board decided that permanent employees should be offered certain benefits related to wellness, healthcare and medical care. Moreover, the Board decided to implement a system, over a three-year trial period (2017-2019), whereby it will be possible to offer permanent employees with customer or business responsibility, with the exception of members of the executive management, the possibility of individual variable remuneration (IVR). IVR will be evaluated on an ongoing basis. The results of the evaluation will be referred to the Remuneration Committee. Following the trial period, a more extensive evaluation will be performed.

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

For all employees encompassed by IVR the disbursement plan states that 40 percent of the outcome will be disbursed in April in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in April in each of the three subsequent years.

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

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the BTP plan as well as healthcare insurance under Skandia Privatvård Plus and travel insurance. Other benefits payable to the CEO include car and per diem allowances. The CEO is entitled to six months’ notice prior to termination initiated by SEK and severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment.

The retirement age is 65 for all senior executives. The pension terms, conditions for termination of employment and other terms of employment for the senior executives follow the current Guidelines for Terms of Employment for Senior Executives in State-owned Companies (adopted April 20, 2009), where the BTP plan is included as an approved, collectively bargained, defined-benefit and defined-contribution pension plan. Since the 2017 Annual General Meeting, the new guidelines apply when appointing new senior executives at SEK. Pension provisions for senior executives in SEK are limited to 30 percent of pensionable income for retirement and survivors’ pension. Due to SEK’s implementation of a defined-benefit pension plan, the BTP plan, resulting from a collective agreement between the BAO and the Financial Sector Union of Sweden, covering employees in the banking and finance industries, the contribution for retirement and survivors’ pension can exceed 30 percent.

For the senior executives, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance arising out of applicable collective agreements as well as travel insurance and health insurance. Other benefits include car and per diem allowances.

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

Pensions

The employees at SEK have a collectively bargained pension plan through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance companies SPP and SEB.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2017	2016	2015
Service cost	-5	-4	-7
Interest cost, net	-1	0	-2
Pension cost for defined benefit pensions, incl. payroll tax	-6	-4	-9
Pension cost for defined contribution pension cost incl. payroll tax	-52	-53	-53
Pension cost recognized in personnel costs	-58	-57	-62

Actuarial gains and (losses) on defined benefit obligation during period	-7	-35	60
Return above expected return, gains and (losses) on plan assets	3	5	-7
Change in the effect of the asset ceiling excluding interest	0	4	-4
Revaluation of defined benefit plans	-4	-26	49

The following table specifies the net value of defined benefit pension obligations

Skr mn	2017	2016	2015
Defined benefit obligations	263	254	215
Plan assets	-223	-216	-202
Restriction to net defined benefit asset due to the asset ceiling	0	0	4
Provision for pensions, net obligation (see Note 21 to the Consolidated Financial Statements)	40	38	17

The following table shows the development of defined benefit-obligations

Skr mn	2017	2016	2015
Defined benefit obligation, opening balance	254	215	267
Service cost	5	4	7
Interest cost	7	8	7
Pension Payments incl. special payroll tax	-10	-9	-7
Other	—	—	—
Actuarial (gains) and losses, effect due to changed demographic assumptions	—	—	—
Actuarial (gains) and losses, effect due to changed financial assumptions	9	38	-51
Actuarial (gains) and losses, effect due to experience based outcome	-2	-2	-8
Defined benefit obligation, closing balance	263	254	215

The following table shows the development of plan assets related to defined benefit obligation

Skr mn	2017	2016	2015
Fair value of plan assets, opening balance	216	202	201
Expected return on plan assets	6	7	5
Contributions by the employer (1)	7	8	8
Benefits paid (2)	-8	-7	-5
Other	—	—	—
Return on plan assets excluding interest income	2	6	-7
Fair value of plan assets, closing balance	223	216	202

(1) Expected contribution from the employer in the following year is Skr 7 million (2016: Skr 8 million; 2015: Skr 8 million) excluding payroll tax.

(2) Expected compensation paid in the following year is Skr 9 million (2016: Skr 9 million; 2015: Skr 7 million).

The following table shows the distribution of plan assets related to defined benefit obligation

Skr mn	2017	2016	2015
Domestic equity investments	4	4	4
Foreign equity investments	16	4	12
Domestic government bonds	63	69	63
Domestic corporate bonds	40	69	63
Mortgage bonds	76	52	48
Properties	24	18	12
Total	223	216	202

The following table displays principal actuarial assumptions used end of year

%	2017	2016	2015
Discount rate	2.5	2.7	3.4
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	1.6	1.6	1.6
Expected lifetime	DUS14	DUS14	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
Discount rate	–1%	1.5%	+1%	3.5%
Defined benefit obligation		326		214
Service cost		6		3
Interest cost		5		7

Expected lifetime	+1 year		–1 year
Defined benefit obligation		273		251
Service cost		5		4
Interest cost		7		6

Net reconciliation of pension liabilities

Skr mn	2017	2016	2015
Pension liabilities, opening balance	38	17	66
Net periodic pension cost	6	4	9
Contributions by the employer	-7	-8	-8
Net pension payments	-1	-1	-1
Revaluations recognized in other comprehensive income	4	26	-49
Pension liabilities, closing balance	40	38	17

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2017 for defined benefit pensions amounts to Skr 6 million (2016: Skr 4 million; 2015: Skr 9 million).

As of December 31, 2017, the expected weighted average remaining service time for active employees was 17.58 years, (2016: 19.07 years; 2015: 19.4 years) the expected weighted average duration for the present value was 17.38 years (2016: 20.7 years; 2015: 22.7 years) and the average salary for active employees was Skr 0.8 million (2016: Skr 0.8 million; 2015: Skr 0.8 million).

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

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected company staff attrition during one year.

Average number of-employees	2017	2016	2015
Women	121	122	115
Men	131	138	136
Total average number of employees	252	260	251

Number of employees at year-end	2017	2016	2015
Women	122	122	124
Men	128	134	139
Total number of employees(1)	250	256	263
of which full-time employees	243	250	257
Allocation of women/men	48/52	47/53	46/54
of which part-time employees	7	6	6
Allocation of women/men	86/14	83/17	83/17
of which permanent-employees	246	251	254
Allocation of women/men	49/51	48/52	46/54
of which temporary employees	4	5	9
Allocation of women/men	50/50	20/80	67/33
of which managers	31	33	32
of which non-management	219	223	231

(1) In addition to its employees, SEK engaged an average of 27 consultants (FTEs) in 2017.

Employees by age distribution	2017	2016	2015
Total number of employees	250	256	263
of which under the age of 30 years	16	16	22
of which between 30 and 50 years	142	153	163
of which over 50 years	92	87	78

Employee turnover	2017	2016	2015
Number of employees who left employment	31	26	17
of which women	12	9	5
of which men	19	17	12
of which under the age of 30 years	4	2	2
of which between 30 and 50 years	20	17	11
of which over 50 years	7	7	4

Health, %	2017	2016	2015
Absence due to sickness	3.3	4.0	3.1
Percentage of employees that use SEK’s fitness allowance	92.0	84.0	79.0

Equality and diversity	2017	2016	2015
Allocation of women/men on the Board of Directors	60/40	50/50	50/50
Allocation of women/men in SEK’s executive management	64/36	50/50	50/50
Allocation of women/men in management positions	42/58	36/64	38/62
Allocation of women/men at SEK in total	49/51	48/52	47/53
Allocation of employees with foreign/swedish background(1)	33/67	30/70	30/70

(1)  Foreign background is defined as “I was raised in a country other than Sweden (wholly or in part)”, “I was born in another country but raised in Sweden” and “I myself was born and raised in Sweden but have a parent/parents born and raised in another country”. The survey is conducted at least every three years.

Employee development	2017	2016	2015
Percentage of employees who had a performance review (percent)	95	98	98
Average number of training days per employee (all employees are white-collar workers)	2	3	2

Note 6. Other administrative expenses

	Consolidated Group
Skr mn	2017	2016	2015
Travel expenses and marketing	-8	-10	-9
IT and information system (fees incl.)	-144	-141	-79
Other fees	-38	-47	-40
Premises(1)	-32	-28	-27
Other	-10	-10	-9
Total other administrative expenses	-232	-236	-164

(1) SEK is a partner in rental agreements of office space in Stockholm and Gothenburg. SEK closed the office space in Singapore on July 1, 2016.

Cost of operating leases

	Consolidated Group
Skr mn	2017	2016	2015
Leases	-31	-27	-26

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016	December 31, 2015
Within 1 year	-32	-31	-26
Between 1 and 5 years	-88	-120	-145
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable-operating leases	-120	-151	-171

Remuneration to auditors

	Consolidated Group
Skr mn	2017	2016	2015
Öhrlings PricewaterhouseCoopers AB (2016: Ernst & Young AB):
Audit fee(1)	-8	-10	-10
Audit related fee(2)	0	0	0
Tax related fee(3)	0	0	0
Other fees(4)	-1	-1	-1
Summa	-9	-11	-11

(1) Fees related to audit of annual financial statements and reviews of interim financial statements.

(2) Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under (1).

(3) Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

(4) Fees for products and services rendered by the principal independent auditors, other than the services reported in (1) through (3) above.

In the financial statements remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Net book value
Property, land and equipment	22	22
Intangible assets(1)	66	101
Total net book value	88	123
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-45	-46

(1) Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

Note 8. Leasing

All SEK’s leasing transactions, where SEK is the lessor, are classified as financial leases. When making such classification all aspects regarding the leasing contract, including third party guarantees, are taken into account. A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods.

	Consolidated Group
	December 31, 2017		December 31, 2016
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	124	107	122	103
Later than one year and no later than five years	246	226	319	287
Later than five years	—	—	23	21
Total	370	333	464	411
Unearned finance income	—	37	—	53
Unguaranteed residual value	—	—	—	—
Total	370	370	464	464

The leases are included in the line item “Loans to the public” in the statement of financial position.

Note 9. Impairment and past-due receivables

	Consolidated Group
Skr mn	2017	2016	2015
Impairment of financial assets	-59	-23	-33
Reversal of previous write-downs	110	7	279	(1)
Net impairment and reversals	51	-16	246
Established losses	-47	—	-202	(1)
Reserves applied to cover established credit losses	46	—	-9
Recovered credit losses	1	0	1
Net credit losses(2)	51	-16	36
Reserve of impairment of financial assets:
Opening balance	-254	-236	-464
Reserves applied to cover established credit losses	46	—	-9
Net impairment and reversals	51	-16	246
Currency effects	2	-2	-9
Closing balance	-155	-254	-236

(1) An asset in the form of a collateralized debt obligation was sold during 2015 and the corresponding reserve of Skr 206 million was dissolved. The recorded loss amounted to Skr 211 million.

(2) As a result of improvements in the assessment basis in preparation for the introduction of the new process under IFRS 9 from 2018, a decrease of the reserve for collectively-assessed credits of Skr 60 million has been made. The reserve for collectively-assessed credits amounted to Skr -90 million as of December 31, 2017 (year-end 2016: Skr -170 million).

Past-due receivables

Receivables past due have been recorded at the amounts expected to actually be received at settlement.

	Consolidated Group
Skr mn	2017	2016
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	136	55
Aggregate amount of principal and interest more than 90 days past-due(1)	10	44
Principal amount not past-due on such receivables	494	3,778
Total Past-due receivables	640	3,877

(1)     Of the aggregate amount of principal and interest past due, Skr 3 million (year-end 2016: Skr 38 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 3 million (year-end 2016: Skr 4 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 5 million (year-end 2016: Skr 2 million) was due for payment more than nine months before the end of the reporting period.

Note 10. Taxes

	Consolidated Group
Skr mn	2017	2016	2015
Income tax
Adjustment previous year	0	4	0
Current tax	-262	-382	-348
Deferred tax	27	156	0
Total income tax	-235	-222	-348

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	27	27	-63
Deferred tax	—	—	112
Tax on items not to be reclassified to profit or loss
Deferred tax	1	6	-11
Income tax related to other comprehensive income	28	33	38

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	22.0	22.0	22.0
Profit before taxes	1,007	1,002	1,535

National tax based on profit before taxes	-222	-220	-338
Tax effects of:
Non-taxable income	1	0	0
Non-deductible expenses	-15	-1	-2
Imputed interest on tax allocation reserve	-2	-3	-5
Dividend received	—	—	—
Other	3	2	-3
Total tax	-235	-222	-348
Effective tax expense in %	23.3	22.2	22.7

Deferred taxes

	Consolidated Group
Skr mn	2017	2016
Deferred tax assets concerning:
Temporary differences, related to pensions	7	6
Other temporary differences	—	—
Total deferred tax assets	7	6

Deferred tax liabilities concerning:
Untaxed reserves	538	565
Total deferred tax liabilities	538	565
Net deferred tax liabilities (+) / tax assets (–)	531	559

No deductible loss carry forwards existed as of December 31, 2017, or December 31, 2016.

Change in deferred taxes

	Consolidated Group
Skr mn	2017	2016
Opening balance	559	720
Change through profit or loss	-27	-156
Change in other comprehensive income	-1	-5
Total	531	559

In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated 78 percent to equity and 22 percent to deferred taxes included as deferred tax liabilities in the statement of financial position. Changes in the amounts reported as deferred taxes are included in taxes on net profit in the Statement of Comprehensive Income.

Note 11. Loans and liquidity investments

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Loans:
Loans in the form of interest-bearing securities	41,125	46,222
Loans to credit institutions	23,198	26,190
Loans to the public	141,111	147,909
Less:
Cash collateral under the security agreements for derivative contracts(1)	-10,314	-11,621
Deposits with time to maturity exceeding three months	—	—
Total loans	195,120	208,700

Liquidity investments:
Cash and cash equivalents	1,231	7,054
Cash collateral under the security agreements for derivative contracts	10,314	11,621
Deposits with time to maturity exceeding three months	—	—
Treasuries/government bonds	4,382	3,687
Other interest-bearing securities except loans	39,807	49,901
Total liquidity investments	55,734	72,263
of which:
issued by public authorities	9,309	13,052
quoted on an exchange	22,396	61,092

(1)          Included in Loans to credit institutions.

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

	Consolidated Group
Skr mn	2017	2016
Sum of amounts exceeding nominal	4	8
Sum of amounts falling below nominal	-57	-32

Volume Development, Lending

	Consolidated Group				of which the CIRR-system
Skr mn	2017		2016		2017	2016
Offers of long-term loans accepted	89,305		54,856		36,909	10,804
Undisbursed loans at year-end	72,914		54,783		69,161	49,080
Loans outstanding at year-end	195,120	(1)	208,700	(1)	49,124	49,802

Outstanding loans as per business area

	Consolidated Group				of which the CIRR-system
Skr mn	December 31, 2017		December 31, 2016		December 31, 2017	December 31, 2016
Lending to Swedish exporters	93,060		94,962		—	—
Lending to exporters’ customers	102,060		113,738		49,124	49,802
Total lending	195,120	(1)	208,700	(1)	49,124	49,802

(1)          Including concessionary loans by Skr 754 million (year-end 2016: Skr 991 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category:

	December 31, 2017
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available-for-sale	Loans and receivables (1)	Total
Consolidated Group Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	1,231	1,231
Treasuries/government bonds	—	—	—	4,382	—	4,382
Other interest-bearing securities except loans	—	113	—	39,694	—	39,807
Loans in the form of interest-bearing securities	—	—	—	—	41,125	41,125
Loans to credit institutions	—	—	—	—	23,198	23,198
Loans to the public	—	—	—	—	141,111	141,111
Derivatives	4,356	—	3,447	—	—	7,803
Total financial assets	4,356	113	3,447	44,076	206,665	258,657

Financial liabilities by accounting category:

	December 31, 2017
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(2)	Total
Consolidated Group Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Borrowing from credit institutions	—	—	—	2,317	2,317
Senior securities issued	—	63,421	—	159,095	222,516
Derivatives	10,864	—	5,616	—	16,480
Subordinated securities issued	—	—	—	2,040	2,040
Total financial liabilities	10,864	63,421	5,616	163,452	243,353

Financial assets by accounting category:

	December 31, 2016
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available-for-sale	Loans and receivables (1)	Total
Consolidated Group Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	7,054	7,054
Treasuries/government bonds	—	—	—	3,687	—	3,687
Other interest-bearing securities except loans	—	1,481	—	48,420	—	49,901
Loans in the form of interest-bearing securities	—	269	—	—	45,953	46,222
Loans to credit institutions	—	—	—	—	26,190	26,190
Loans to the public	—	—	—	—	147,909	147,909
Derivatives	6,371	—	5,634	—	—	12,005
Total financial assets	6,371	1,750	5,634	52,107	227,106	292,968

Financial liabilities by accounting category:

	December 31, 2016
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(2)	Total
Consolidated Group Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Borrowing from credit institutions	—	—	—	3,756	3,756
Senior securities issued	—	71,079	—	178,113	249,192
Derivatives	15,770	—	6,302	—	22,072
Subordinated securities issued	—	—	—	2,266	2,266
Total financial liabilities	15,770	71,079	6,302	184,135	277,286

(1)          Of loans and receivables, 8 percent (year-end 2016: 8 percent) are subject to fair-value hedge accounting. The remaining 92 percent (year-end 2016: 92 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)          Of other financial liabilities, 89 percent (year-end 2016: 76 percent) are subject to fair-value hedge accounting, the remaining 11 percent (year-end 2016: 24 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the category “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such assets. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest. The last reclassified loan and receivable expired in March 2017.

	December 31, 2017			December 31, 2016
Skr mn Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Loans in the form of interest-bearing securities	0	0	0	57	60	60

Note 13. Financial assets and liabilities at fair value

	December 31, 2017
Consolidated Group Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	1,231	1,231	—
Treasuries/governments bonds	4,382	4,382	—
Other interest-bearing securities except loans	39,807	39,807	—
Loans in the form of interest-bearing securities	41,125	42,352	1,227
Loans to credit institutions	23,198	23,451	253
Loans to the public	141,111	144,935	3,824	(1)
Derivatives	7,803	7,803	—
Total financial assets	258,657	263,961	5,304

Borrowing from credit institutions	2,317	2,317	—
Senior securities issued	222,516	223,465	949
Derivatives	16,480	16,480	—
Subordinated securities issued	2,040	2,047	7
Total financial liabilities	243,353	244,309	956

	December 31, 2016
Consolidated Group Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	(1)
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	—
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

(1)          Skr 1,346 million of the surplus value (year-end 2016: Skr 1,721 million) is related to CIRR loans. See Note 25 to the Consolidated Financial Statements for more information regarding the CIRR-system.

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

For more information on determining the fair value of financial transactions, see Note 1a to the Consolidated Financial Statements.

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

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group Loans and accounts receivable Skr mn	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	1,231	—	—	1,231	1,231
Treasuries/governments bonds	—	—	—	—	—
Other interest-bearing securities except loans	—	—	—	—	—
Loans in the form of interest-bearing securities	550	41,802	—	42,352	41,125
Loans to credit institutions	—	23,451	—	23,451	23,198
Loans to the public	—	144,935	—	144,935	141,111
Total financial assets in fair value hierarchy	1,781	210,188	—	211,969	206,665

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group Other financial liabilities Skr mn	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	2,317	—	2,317	2,317
Senior securities issued	—	160,044	—	160,044	159,095
Subordinated securities issued	—	2,047	—	2,047	2,040
Total financial liabilities in fair value hierarchy	—	164,408	—	164,408	163,452

Financial assets reported at amortized cost in fair value hierarchy

Consolidated Group Loans and accounts receivable Skr mn	December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	7,054	—	—	7,054	7,054
Treasuries/governments bonds	—	—	—	—	—
Other interest-bearing securities except loans	—	—	—	—	—
Loans in the form of interest-bearing securities	800	46,141	—	46,941	45,953
Loans to credit institutions	—	26,240	—	26,240	26,190
Loans to the public	—	150,338	—	150,338	147,909
Total financial assets in fair value hierarchy	7,854	222,719	—	230,573	227,106

Financial liabilities reported at amortized cost in fair value hierarchy

Consolidated Group	December 31, 2016
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	3,698	—	3,698	3,756
Senior securities issued	—	178,744	328	179,072	178,113
Subordinated securities issued	—	2,265	—	2,265	2,266
Total financial liabilities in fair value hierarchy	—	184,707	328	185,035	184,135

Financial assets reported at fair value in fair value hierarchy

	December 31, 2017
Consolidated Group	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,382	—	—	4,382
Other interest-bearing securities except loans	—	113	—	113	—	39,694	—	39,694
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	5,829	1,974	7,803	—	—	—	—
Total financial assets in fair value hierarchy	—	5,942	1,974	7,916	4,382	39,694	—	44,076

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2017
Consolidated Group	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Senior securities issued	—	20,426	42,995	63,421
Derivatives	—	13,660	2,820	16,480
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	—	34,086	45,815	79,901

There were no transfers made between levels during 2017.

Financial assets reported at fair value in fair value hierarchy

	December 31, 2016
Consolidated Group	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,687	—	—	3,687
Other interest-bearing securities except loans	1,099	125	257	1,481	956	47,464	—	48,420
Loans in the form of interest-bearing securities	269	—	—	269	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	9,743	2,262	12,005	—	—	—	—
Total financial assets in fair value hierarchy	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2016
Consolidated Group	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Senior securities issued	—	23,192	47,887	71,079
Derivatives	1	17,405	4,666	22,072
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	1	40,597	52,553	93,151

There were no transfers made between levels during 2016.

Financial assets and liabilities at fair value in Level 3, December 31, 2017

	2017
Consolidated Group Skr mn	January 1, 2017	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Currency exchange-rate effects	December 31, 2017
Other interest-bearing securities except loans	257	—	-250	—	—	-6	-1	—
Senior securities issued	-48,217	-19,077	24,627	—	—	1,044	-1,372	-42,995
Derivatives, net	-2,404	3	-4,342	—	—	-1,202	7,099	-846
Net assets and liabilities	-50,364	-19,074	20,035	—	—	-164	5,726	-43,841

Financial assets and liabilities at fair value in Level 3, December 31, 2016

	2016
Consolidated Group Skr mn	January 1, 2016	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Currency exchange-rate effects	December 31, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

(1)          Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and net result of financial transactions. The unrealized fair value changes during the period for assets and liabilities, including the impact of exchange rates, held as of December 31, 2017, amount to Skr 768 million loss (year-end 2016: Skr 12 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3-instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value of the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in the fair value of the derivative.

Sensitivity analysis — level 3

	December 31, 2017
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Interest rate	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	0				0	0

Equity	-171	Correlation	0.78 - (0.02)	Option Model	1	-1
Interest rate	1,001	Correlation	0.19 - (0.37)	Option Model	-192	178
FX	-1,512	Correlation	0.89 - (0.81)	Option Model	24	-22
Other	-164	Correlation	0.63 - (0.05)	Option Model	0	0
Sum derivatives, net	-846				-167	155
Equity	-680	Correlation	0.78 - (0.02)	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	11	-11
Interest rate	-42,168	Correlation	0.19 - (0.37)	Option Model	195	-181
		Credit spreads	10BP - (10BP)	Discounted cash flow	106	-103
FX	-34	Correlation	0.89 - (0.81)	Option Model	-25	23
		Credit spreads	10BP - (10BP)	Discounted cash flow	92	-92
Other	-113	Correlation	0.63 - (0.05)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum senior securities issued	-42,995				381	-366

Total effect on profit or loss(2)					214	-211

Sensitivity analysis — level 3

	December 31, 2016
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Interest rate	257	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	257				0	0

Equity	-1,270	Correlation	0.74 - (0.01)	Option Model	3	-1
Interest rate	1,017	Correlation	0.09 - (0.12)	Option Model	-220	207
FX	-1,989	Correlation	0.83 - (0.76)	Option Model	31	-30
Other	-162	Correlation	0.55 - (0.04)	Option Model	0	0
Sum derivatives, net	-2,404				-186	176
Equity	-21,515	Correlation	0.74 - (0.01)	Option Model	-3	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	24	-24
Interest rate	-26,224	Correlation	0.09 - (0.12)	Option Model	222	-211
		Credit spreads	10BP - (10BP)	Discounted cash flow	125	-125
FX	-4	Correlation	0.83 - (0.76)	Option Model	-51	52
		Credit spreads	10BP - (10BP)	Discounted cash flow	94	-94
Other	-144	Correlation	0.55 - (0.04)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	2	-2
Sum senior securities issued	-47,887				413	-403

Total effect on profit or loss(2)					227	-227

(1)          Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

(2)          Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 211 million (year-end 2016: Skr 244 million) under a maximum scenario and Skr -208 million (year-end 2016: Skr -244 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value origination from credit risk (+ income/ - loss)
Skr mn	December 31, 2017	December 31, 2016	Jan-Dec 2017	Jan-Dec 2016	Jan-Dec 2015
CVA/DVA, net(1)	-8	-14	6	9	-4
OCA(2)	-578	-383	-195	1	87

(1)          Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

(2)          Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives

Derivatives by categories

	December 31, 2017			December 31, 2016
Consolidated Group Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,781	9,132	245,788	4,309	9,909	244,854
Currency-related contracts	3,772	6,879	139,614	7,115	10,302	137,656
Equity-related contracts	250	303	13,246	581	1,683	24,829
Contracts related to commodities, credit risk, etc.	—	166	-1,183	—	178	2,662
Total derivatives	7,803	16,480	397,465	12,005	22,072	410,001

Consolidated Group of which derivatives used for economic -hedges, accounted for as	December 31, 2017			December 31, 2016
held-for-trading under IAS39 Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	2,603	6,358	119,239	2,724	7,163	113,684
Currency-related contracts	1,501	4,003	92,133	3,120	6,841	94,521
Equity-related contracts	250	303	13,246	581	1,683	24,829
Contracts related to commodities, credit risk, etc.	—	166	-1,183	—	178	2,662
Total derivatives	4,354	10,830	223,435	6,425	15,865	235,696

Consolidated Group	December 31, 2017			December 31, 2016
of which derivatives used for hedge -accounting Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	1,178	2,774	126,549	1,586	2,746	131,170
Currency-related contracts	2,271	2,876	47,481	3,995	3,461	43,136
Total derivatives	3,449	5,650	174,030	5,581	6,207	174,306

of which cash-flow hedges	—	—	—	—	—	—
of which fair-value hedges	3,449	5,650	174,030	5,581	6,207	174,306

Derivatives used as fair-value hedge

	December 31, 2017
Consolidated Group Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Cash inflows (assets)	47	238	700	3,428	459
Cash outflows (liabilities)	8	56	-977	-1,526	-869
Net cash inflow	55	294	-277	1,902	-410

Derivatives used as fair-value hedge

	December 31, 2016
Consolidated Group Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Cash inflows (assets)	369	1,252	598	1,842	1,059
Cash outflows (liabilities)	130	-7	-234	-1,521	-702
Net cash inflow	499	1,245	364	321	357

Cash-flow hedges reclassified to profit or loss during the year

Skr mn	2017	2016
Interest income	91	169	(1)
Interest expense	—	—
Total	91	169

(1)          Relates to previously terminated cash flow hedges which comprehensive income is allocated over the previously hedged item’s remaining maturity.

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange-rate, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-rate-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

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

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash. Such collateral is subject to the standard industry terms of a CSA.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	December 31, 2017	December 31, 2016
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	7,803	12,005
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of financial position	7,803	12,005
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-5,713	-8,675
Cash collateral received	-1,784	-3,104
Net amount	306	226

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	December 31, 2017	December 31, 2016
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	16,480	22,072
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of financial position	16,480	22,072
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-5,713	-8,675
Cash collateral paid	-9,031	-8,854
Net amount	1,736	4,543

Note 15. Shares

Venantius AB (being wound down) is domiciled in Stockholm, Sweden, and is wholly owned by SEK. The net profit for the year amounts to Skr 10 million (2016: Skr 0 million; 2015: Skr 1 million).

Shares in subsidiaries	December 31, 2017		December 31, 2016
Skr mn	Book value	Number of shares	Book value	Number of shares
Venantius AB (reg no 556449-5116)	24	5,000,500	17	5,000,500

Note 16. Other assets

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Claim against the State for CIRR loans and concessionary loans	3,309	3,267
Cash receivables, funding operations	198	837
Other	49	63
Total	3,556	4,167

Note 17. Prepaid expenses and accrued revenues

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Interest revenues accrued	2,075	2,163
Prepaid expenses and other accrued revenues	16	21
Total	2,091	2,184

Note 18. Debt

	Consolidated Group
	December 31, 2017
Skr mn	Total debt excluding -senior securities issued	Total senior - -securities issued	Total
Exchange-rate related contracts	—	33,016	33,016
Interest rate related contracts	2,317	188,607	190,924
Equity related contracts	—	779	779
Contracts related to raw materials, credit risk etc	—	114	114
Total debt outstanding	2,317	222,516	224,833

of which denominated in:
Skr			1,116
USD			119,112
JPY			32,988
EUR			29,191
Other currencies			42,426

	Consolidated Group
	December 31, 2016
Skr mn	Total debt excluding -senior securities issued	Total senior - -securities issued	Total
Exchange-rate related contracts	—	42,052	42,052
Interest rate related contracts	3,756	183,090	186,846
Equity related contracts	—	23,906	23,906
Contracts related to raw materials, credit risk etc	—	144	144
Total debt outstanding	3,756	249,192	252,948

of which denominated in:
Skr			1,594
USD			140,749
JPY			34,659
EUR			28,810
Other currencies			47,137

Contracts have been categorized based on the contracts’ main properties. If all properties were taken into account, a transaction could be contained in several categories.

SEK has the following major Borrowing programs in place:

	Value outstanding (1)
Skr mn	December 31, 2017	December 31, 2016
Medium-term note program:
Unlimited Euro Medium-Term Note Programme	98,189	111,358
Unlimited SEC-registered U.S. Medium-Term Note Programme	111,444	128,641
Unlimited Swedish Medium-Term Note Programme	256	371
Unlimited MTN/STN AUD Debt Issuance Programme	3,607	3,353
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Programme	1,637	—

(1) Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	December31, 2016	Cash flow	Exchange-rate difference	-Unrealized changes in fair value	December 31, 2017
Senior debt	252,948	-9,919	-18,254	58	224,833
Subordinated debt	2,266	—	-219	-7	2,040
Derivatives - net	10,067	-4,931	3,894	-353	8,677
Total liabilities in financing activities	265,281	-14,850	-14,579	-302	235,550

Note 19. Other liabilities

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Liabilities to subsidiaries	—
Cash payables, debt purchases	668	2,056
Other	158	318
Total	826	2,374

Note 20. Accrued expenses and prepaid revenues

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Interest expenses accrued	2,023	2,000
Other accrued expenses and prepaid revenues	40	36
Total	2,063	2,036

Note 21. Provisions

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Pension liabilities (see Note 5 to the Consolidated Financial Statements)	40	38
Long term employee benefit	4	4
Termination reserve	1	9
Total	45	51

Note 22. Subordinated debt securities

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Fixed Rate Resettable Dated Subordinated Instruments(1)	2,040	2,266
Total subordinated debt outstanding	2,040	2,266

of which denominated in:
Swedish kronor	—	—
Foreign currencies	2,040	2,266

	2017	2016
Total interest expense	61	62
of which accrued interest(2)	8	9

(1)          Nominal value USD 250 million fixed rate resettable dated subordinated instruments due November 14, 2023 (the dated subordinated instruments) were issued by SEK, 556084-0315, under the regulatory framework in effect on November 14th, 2013 (the issue date) at a price of 99.456 percent of the aggregate nominal amount. English law applies to the dated subordinated instruments.

SEK’s dated subordinated instruments will bear interest (i) from (and including) the issue date, to (but excluding) November 14, 2018 (the optional redemption date (call)) at the rate of 2.875 per cent per annum payable semi-annually in arrears on May 14 and November 14 in each year commencing on May 14, 2014 and ending on November 14, 2018 and (ii) from (and including) the optional redemption date (call) to (but excluding) November 14, 2023 (the maturity date) at a rate of 1.45 per cent per annum above the applicable swap rate for USD swap transactions with a maturity of five years determined in accordance with market convention and payable semi-annually in arrears on May 14 and November 14 in each year commencing on May 14, 2019 and ending on the maturity date.

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

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Share capital	3,990	3,990
Legal reserve	—	—
Fund for internally developed software	—	—
Reserves/Fair value reserve
Hedge reserve	25	96
Fair value reserve	9	35
Defined benefit plans	-4	-1
Retained earnings	13,554	13,016
Total equity	17,574	17,136

The total number of shares is 3,990,000 with a quota value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash-flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after-tax.

The fair value reserve is displayed as after-tax difference between fair value and amortized cost recognized through other comprehensive income related to available-for-sale securities. In the cases in which an asset available-for-sale is included in a hedge relationship, the reserve includes the difference between the fair value and the amortized cost value revalued at fair value with regard to the risk being hedged. The difference normally consists of the cumulative change in the credit spread. Of the reserve represented interest-bearing securities with positive changes in fair value amounted to Skr 11 million (year-end 2016: Skr 4 million), Skr -17 million, (year-end 2016: Skr -37 million) represented interest-bearing securities with negative changes in fair value.

Fund for internally developed software represents expenses that are directly attributable to large investments in the development of IT systems.

The entire equity is attributable to the shareholder of the Parent Company.

According to the Swedish Annual Accounts Act for Credit Institutions and Securities Companies, the non-distributable capital and the distributable capital for the Consolidated Group at year-end are as follows:

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Restricted equity	6,122	6,218
Unrestricted equity	11,452	10,918
Total equity	17,574	17,136

The Legal reserve reported in the Parent Company represents previous demands for statutory provision to non-distributable capital. The requirement was abolished January 1, 2006, and prior provisions remain.

Proposal for the distribution of profits

The results of the Consolidated Group’s and the Parent Company’s operations during the year and its financial position at December 31, 2017, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group as well as the income statement, balance sheet and statement of cash flows for the Parent Company and related Notes. The Board has decided to propose to the Annual General Meeting the payment of a dividend of Skr 232 million (2016: Skr 234 million), in accordance with the company’s dividend policy. The following proposal regarding distribution of profits relates to the Parent Company.

At the disposal of the Annual General Meeting	11,477
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 58,05 per share, amounting to	232
- remaining disposable funds to be carried forward	11,245

Note 24. Pledged assets and contingent liabilities

Skr mn	December 31, 2017	December 31, 2016
Collateral provided
Cash collateral under the security agreements for derivative contracts	10,314	11,621

Contingent liabilities
Guarantee commitments	3,360	3,027

Commitments
Committed undisbursed loans	72,914	54,783
Binding offers	1,211	4,630

Note 25. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the Consolidated Statement of Financial Position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Note 16 Other Assets in the item Claim against the State for CIRR loans and concessionary loans.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s Statement of Comprehensive Income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s Statement of Comprehensive Income under net interest income. Refer also to Note 1a (f) to the Consolidated Financial Statements.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees such as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2017, loans outstanding amounted to Skr 754 million (year-end 2016: Skr 991 million) and the government noted a negative result of Skr -48 million (2016: Skr -53 million; 2015: Skr -52 million). Administrative compensation to SEK amounted to Skr -2 million (2016: Skr -2 million; 2015: Skr -2 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2017	2016	2015
Interest revenues	1,343	1,185	1,222
Interest expenses	-1,115	-961	-951
Net interest revenues	228	224	271
Interest compensation	26	121	13
Foreign exchange effects	-6	4	1
Profit before compensation to SEK	248	349	285
Administrative remuneration to SEK	-123	-114	-121
Operating profit CIRR-system	125	235	164
Reimbursement to (-) / from (+) the State	-125	-235	-164

Statement of financial position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2017	December 31, 2016
Cash and cash equivalents	10	55
Loans	49,124	49,802
Derivatives	522	321
Other assets	3,472	3,414
Prepaid expenses and accrued revenues	364	352
Total assets	53,492	53,944

Liabilities	49,252	49,991
Derivatives	3,789	3,576
Accrued expenses and prepaid revenues	451	377
Total liabilities and equity	53,492	53,944

Commitments
Committed undisbursed loans	69,166	49,080
Binding offers	628	2,911

Note 26. Capital adequacy

Capital adequacy analysis

The Consolidated Group encompasses the Parent Company AB Svensk Exportkredit and its wholly owned subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB. Group entities are fully consolidated for accounting and supervisory purposes. No current or anticipated material restrictions to prompt transfer of own funds or repayment of liabilities among the Parent or its subsidiaries have been identified.

	Consolidated Group
	December 31, 2017	December 31, 2016
Capital ratios excl. buffer requirements(1)
Common Equity Tier 1 ratio	20.6%	22.1%
Tier 1 capital ratio	20.6%	22.1%
Total capital ratio	23.0%	25.1%
Institution specific Common Equity Tier 1 capital requirement incl. buffers(2)	8.4%	8.0%

of which Common Equity Tier 1 capital requirement	4.5%	4.5%
of which capital conservation buffer	2.5%	2.5%
of which countercyclical buffer	1.4%	1.0%
of which systemic risk buffer	—	—
Common Equity Tier 1 capital available as a buffer(3)	14.6%	16.1%
Total capital ratio according to Basel I floor(4)	21.9%	22.8%

(1)          Capital ratios excluding buffer requirements are the quotients of the relevant capital metric and the total risk-weighted exposure amount. The minimum requirements, which were implemented in Sweden without a transitional period, are 4.5 percent, 6.0 percent and 8.0 percent for Common Equity Tier 1 capital, Tier 1 capital and total own funds, respectively. The minimum requirements apply in accordance with Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR). The change in capital ratios compared to year-end 2016 is primarily due to SEK applying the internal rating-based (IRB) approach to exposures to central and regional governments and to multilateral development banks.

(2)          Minimum Common Equity Tier 1 capital requirement, expressed as a percentage of the total risk-weighted exposure amount.

(3)          The Common Equity Tier 1 ratio less the statutory minimum requirement of 4.5 percent and less 1.5 percent, which comprises Common Equity Tier 1 capital items used, since SEK lacks other Tier 1 capital, to meet the difference in the minimum requirement between Tier 1 capital and Common Equity Tier 1 capital. Accordingly, at year-end 2017, the capital ratio shows the availability to meet buffer requirements after deducting the minimum requirement. The value at year-end 2016 has been restated due to this change in the calculation method.

(4)          The minimum requirement is 8.0 percent.

Own funds — adjusting items

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Share capital (1)	3,990	3,990
Retained earnings	12,782	12,236
Accumulated other comprehensive income and other reserves	30	130
Independently reviewed profit net of any foreseeable charge or dividend	540	546
Common Equity Tier 1 (CET1) capital before regulatory adjustments	17,342	16,902
Equity-portions of untaxed reserves	—	—
Additional value adjustments due to prudent valuation	-396	-444
Intangible assets	-66	-101
Fair-value reserves related to gains or losses on cash-flow hedges	-25	-96
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	446	281
Negative amounts resulting from the calculation of expected loss amounts	-65	—
Total regulatory adjustments to Common Equity Tier 1 capital	-106	-360
Total Common Equity Tier 1 capital	17,236	16,542
Additional Tier 1 capital	—	—
Total Tier 1 capital	17,236	16,542
Tier 2-eligible subordinated debt (2)	2,049	2,267
Credit risk adjustments (3)	—	12
Total Tier 2 capital	2,049	2,279
Total Own funds	19,285	18,821
Total Own funds according to Basel I floor	19,350	18,809

(1)          For a detailed description of the instruments constituting share capital, see Note 23 to the Consolidated Financial Statements.

(2)          For a detailed description of the instruments constituting Tier 2-eligible subordinated debt, see Note 22 to the Consolidated Financial Statements.

(3)          The expected loss amount calculated under the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount under the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2017, the limitation rule had no effect (year-end 2016: no effect).

Minimum capital requirements exclusive of buffers

	Consolidated Group
	December 31, 2017			December 31, 2016
Skr mn	EAD(1)	Risk exposure amount	Min. capital Req.	EAD	Risk exposure amount	Min. capital Req.
Credit risk, standardized approach(2)
Central governments	—	—	—	145,531	963	77
Regional governments	—	—	—	19,904	—	—
Multilateral development banks	—	—	—	1,900	—	—
Corporates	1,316	1,316	105	1,450	1,450	116
Total credit risk, standardized approach	1,316	1,316	105	168,785	2,413	193
Credit risk, IRB approach(2)
Central governments	161,429	9,331	747	—	—	—
Financial institutions(3)	38,163	12,688	1,015	44,947	14,089	1,127
Corporates(4)	104,630	53,763	4,301	95,519	51,104	4,088
Non-credit-obligation assets	121	121	10	123	123	10
Total credit risk IRB approach	304,343	75,903	6,073	140,589	65,316	5,225
Credit valuation adjustment risk	n.a.	1,989	159	n.a.	2,526	202
Foreign exchange risk	n.a.	1,326	106	n.a.	999	81
Commodity risk	n.a.	13	1	n.a.	14	1
Operational risk	n.a.	3,284	263	n.a.	3,669	293
Total	305,659	83,831	6,707	309,374	74,937	5,995
Adjustment according to Basel I floor	n.a.	4,503	360	n.a.	7,572	606
Total incl. Basel I floor	n.a.	88,334	7,067	n.a.	82,509	6,601

(1)          Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)          Exposure classes within the standardized approach and the IRB approach that have no outcomes have been omitted in the listing.

(3)          Of which counterparty risk in derivative contracts: EAD 4,131 million (year-end 2016: Skr 4,515 million), Risk exposure amount of Skr 1,574 million (year-end 2016: Skr 1,784 million) and Capital requirement of Skr 126 million (year-end 2016: Skr 143 million).

(4)          Of which related to Specialized lending:  EAD 2,478 million (year-end 2016: Skr 2,853 million), Risk exposure amount of Skr 1,643 million (year-end 2016: Skr 1,942 million) and Capital requirement of Skr 131 million (year-end 2016: Skr 155 million).

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cancellation of payments by a counterparty (PD) for the exposure classes where PD is estimated internally. Average PD is calculated without consideration of PD floors. Average PD and LGD are weighted by EAD, the average risk weight is the quotient of risk exposure amount and EAD. The amounts reported concern the Consolidated Group, and the amounts for the Parent Company are essentially the same.

Consolidated Group Skr mn	December 31, 2017					December 31, 2016
	AAA to AA- 0.003– 0.02%	A+ to A- 0.03– 0.07%	BBB+ to BBB- 0.12–0.32%	BB+ to B- 0.53– 6.47%	CCC to D 25.29– 100%	AAA to AA- – -	A+ to A- - -	BBB+ to BBB- – -	BB+ to B- – -	CCC to D - -
Central governments(1)
EAD	153,496	7,107	—	826	—	—	—	—	—	—
Average PD in %	0.004	0.04	—	0.9	—	—	—	—	—	—
Average LGD in %	45.0	45.0	—	45.0	—	—	—	—	—	—
Average risk weight in %	4.7	19.0	—	93.6	—	—	—	—	—	—

(1)          Figures for 2016 are missing since the transition to the IRB approach was made in 2017.

Consolidated Group Skr mn	December 31, 2017					December 31, 2016
	AAA to AA- 0.01–0.04%	A+ to A- 0.06– 0.12%	BBB+ to BBB- 0.17–0.34%	BB+ to B- 0.54– 8.40%	CCC to D 28.60– 100%	AAA to AA- 0.01–0.04%	A+ to A- 0.05–0.12%	BBB+ to BBB- 0.17–0.34%	BB+ to B- 0.58– 8.68%	CCC to D 28.52– 100%
Financial institutions
EAD	9,368	25,926	1,722	1,149	—	9,198	32,664	1,814	1,271	—
Average PD in %	0.04	0.08	0.23	0.84	—	0.04	0.08	0.20	0.84	—
Average LGD in %	41.6	44.3	45.0	45.0	—	36.7	43.3	45.0	45.0	—
Average risk weight in %	22.3	31.3	65.1	117.8	—	19.6	29.6	61.8	117.8	—
Corporates
EAD	7,871	18,515	59,574	16,153	40	5,516	20,690	46,118	20,285	57
Average PD in %	0.03	0.10	0.25	0.81	65.59	0.03	0.10	0.24	0.87	81.32
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	18.5	33.6	51.3	85.6	127.1	18.6	32.1	50.3	89.9	69.0

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish FSA has approved SEK’s IRB approach. Specifically, SEK applies the foundation IRB approach. Under the foundation IRB approach, the company determines the PD within one year of each of its counterparties, while the remaining parameters are established in accordance with the CRR. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach and, instead, the standardized approach is applied for calculating the capital requirement. For further information regarding these exposures see the Risk measurement section in Note 27. The Swedish FSA has given SEK permission to apply the IRB approach from March 31, 2017, with regard to exposures toward central governments, regional governments and multilateral development banks.

The minimum capital requirement for these exposures increased on the transition to the IRB approach, which largely explains why SEK’s total minimum capital requirement for credit risks increased 14 percent in 2017 compared with year-end 2016.

Counterparty risk exposure amounts in derivative contracts are calculated in accordance with the mark-to-market approach.

Credit valuation adjustment risk

A capital requirement for credit valuation adjustment risk is calculated for all OTC derivatives, except for credit derivatives used as credit-risk hedges and transactions with a qualifying central counterparty. SEK calculates this capital requirement using the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated with the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodity risk

Own funds requirements for commodity risk are calculated using the simplified approach under the standardized approach, and where the scenario approach is used for calculating the gamma and volatility risks.

Operational risk

The capital requirement for operational risk is calculated with the standardized approach, whereby the company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor, depending on the business area, by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three fiscal years for each business area.

Transitional rules

The CRR states that the previously applicable transitional rules, i.e. the Basel I floor, will continue to apply until year-end 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement under the CRR, the capital requirement under the Basel-I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK is to meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. A countercyclical capital buffer rate of 2.0 percent is applied to exposures located in Sweden as of March 19, 2017 and going forward. At December 31, 2017, the capital requirement related to credit-risk exposures in Sweden was 67 percent (year-end 2016: 69 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may impact SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. At December 31, 2017, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.05 percentage points (year-end 2016: 0.01 percentage points).

Leverage ratio

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Exposure measure for the leverage ratio
On-balance-sheet exposures	249,244	278,324
Off-balance-sheet exposures	42,168	35,626
Total exposure measure	291,412	313,950
Leverage ratio	5.9%	5.3%

The leverage ratio is a metric introduced in 2015. Currently, there is no minimum requirement. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit-risk exposures that have been weighted with a factor depending on the type of exposure.

Internally assessed capital adequacy

	Consolidated Group
Skr mn	December 31, 2017	December 31, 2016
Credit risk	6,898	7,481
Operational risk	142	182
Market risk	1,573	1,597
Other risks	170	258
Capital planning buffer	2,005	1,668
Total	10,788	11,186

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see the Risk and capital management section in Note 30 to the Consolidated Financial Statements.

Note 27. Risk information

For further information on SEK’s risk management, see the Risk and capital management section, in Note 30 to the Consolidated Financial Statements.

The amounts reported pertain to the Consolidated Group unless otherwise stated. Under the supervisory regulations, the consolidated situation for SEK does not differ from the consolidation made under the consolidated accounts. The amounts reported for the Consolidated Group and the Parent Company are essentially the same.

The table of credit quality as per category in the statement of financial position and the table illustrating the link between the statement of financial position categories and exposures under the CRR contain carrying amounts. Other tables show amounts in accordance with the capital requirements calculations, however before application of conversion factors.

Credit risk

Credit risk is defined as the risk of incurring a loss due to a counterparty or issuer not meeting its contractual obligations to SEK and where the collateral does not cover the receivable. Credit risk is divided into issuer risk, counterparty risk and settlement risk. Credit risk also includes concentration risk.

SEK’s credit risks are limited using a risk-based selection of counterparties and are further mitigated by the use of guarantees, netting agreements, collateral and credit derivatives. SEK’s appetite for credit risk is significantly greater than its appetite for other risks.

Risk management

The Risk policy and the Credit Policy

The Risk Policy and the Credit Policy issued by the Board, and the Credit Instruction issued by the Board’s Credit Committee are the foundations upon which SEK’s credit risk management is based. These policy documents constitute the framework for the level of credit risk that SEK can accept and describe the decision-making structure and credit-decision mandate, the credit process, fundamental principles for loan limits and the management of problem loans. The norm is a core concept for SEK’s credit granting and clarifies expectations in terms of credit quality. For a business transaction to be considered to fall within the norm, it is necessary for the proposition to satisfy the requirements for all of the following areas:

1. Norm for risk level

2. Norm for lending terms

3. Norm for know your customer (KYC)

4. Norm for sustainability risk

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

Risk reduction

SEK limits its credit risk by means of a methodical and risk-based selection of counterparties. The credit risk is further reduced through various credit-risk hedges, in the form of guarantees, netting agreements, collateral and credit derivatives.

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

Testing provisions

SEK values its assets in terms of credit risk and assesses any need for provisions on a case by case basis. Each individual test is based on an analysis of all commitments with objective evidence and where the probability of default is high (non-performing receivable). The provision requirement for individual non-performing receivables is then complemented with an assessment of the collective provision requirement. The Credit Committee prepares provision proposals from the account managers and credit analysts, which are thereafter determined by the Board’s Credit Committee. The Board adopts the accounts and thereby the provisions. Refer to Note 1b to the Consolidated Financial Statements for an explanation of expected credit losses under IFRS 9, which entered into force on January 1, 2018.

Risk measurement

SEK uses, and has permission to use, a foundation IRB approach for measuring the credit risk inherent in exposures to a majority of SEK’s counterparties. This means that for these exposures SEK uses its own estimates of the probability of default (PD) risk parameter which, per counterparty, reflects the assigned internal risk rating. Other risk parameters, including loss given default (LGD) and credit conversion factors (CCF), are determined by the CRR. All of SEK’s counterparties are assigned an internal risk rating.

SEK’s permission from the Swedish FSA to use a foundation IRB approach encompasses exposures to central governments, regional governments, county councils, multilateral development banks, and companies, including insurance companies and financial institutions. The Swedish FSA has permitted SEK to apply exceptions from the IRB approach for certain exposures. For these exposures, SEK uses the standardized approach and external ratings when calculating risk exposure amounts (when no external rating is available, the exposure is assigned a risk weight of 100 percent). (1)

The exempted exposures, for which the standardized approach is used instead, are as follows:

Export credits guaranteed by the Swedish Export Credits Guarantee Board (EKN) and equivalent export credit agencies in the OECD (time-limited exception valid through December 31, 2018).

Exposures in the Customer Finance business area (exception valid as long as these exposures are of minor importance in terms of scope and risk profile).

Guarantees for the benefit of small and medium-sized enterprises (exception valid as long as these exposures are of minor importance in terms of scope and risk profile).

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs mean that the highest permitted risk levels, in relation to each individual counterparty, are agreed in advance. The formulation of these agreements is designed to ensure that agreed risk levels (known as threshold amounts) are not exceeded, regardless of market value changes that may occur. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level.

Risk monitoring

SEK’s exposures are analyzed, reported and monitored regularly in respect of credit portfolio risk concentration and the credit quality of individual debtors. The analysis encompasses the following: (i) the size of individual commitments, (ii) domicile and (iii) sector. The analysis refers to both direct exposure and indirect exposure from, for example, credit derivatives. The concentration risks mentioned above are reflected in SEK’s calculation of economic capital for credit risks, which leads to a higher capital requirement compared with the minimum capital requirement. When calculating capital requirements, the minimum capital requirement does not take concentration risks into account. For the purpose of monitoring and checking large exposures, SEK has defined internal limits, which impose further limitations on the size of such exposures in addition to those stated in the CRR.

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

Risk disclosures, credit risk

The table below shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount.

(1) In the capital adequacy, those counterparties using external ratings are assigned an internal rating under IFRS 9. IFRS 9 entered force on January 1, 2018.

	December 31, 2017
Consolidated Group Skr mn	Maximum credit-risk exposure
	Assets at fair value through profit or loss	Available-for-sale assets	Loans and accounts receivable
Cash and cash equivalents	—	—	1,231
Treasuries/government bonds	—	4,376	—
Other interest-bearing securities except loans	133	39,592	—
Loans in the form of interest-bearing securities	—	—	40,558
Loans to credit institutions	—	—	23,209
Loans to the public	—	—	213,549
Derivatives	7,803	—	—
Total financial assets	7,936	43,968	278,547

	December 31, 2016
Consolidated Group Skr mn	Maximum credit-risk exposure
	Assets at fair value through profit or loss	Available-for-sale assets	Loans and accounts receivable
Cash and cash equivalents	—	—	7,054
Treasuries/government bonds	—	3,673	—
Other interest-bearing securities except loans	1,451	48,228	—
Loans in the form of interest-bearing securities	262	—	45,284
Loans to credit institutions	—	—	26,187
Loans to the public	—	—	201,974
Derivatives	12,005	—	—
Total financial assets	13,718	51,901	280,499

Maximum credit-risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

The table below shows the credit quality following risk mitigation (net) per row in the statement of financial position.

The figures pertain to carrying amounts. SEK uses guarantees, CDSs and insurance policies as credit-risk hedges; refer also to the Risk and capital management section in Note 30 to the Consolidated Financial Statements.

Consolidated Group Skr mn	December 31, 2017
	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	1,133	98	—	—	—	1,231
Treasuries/government bonds	401	3,981	—	—	—	4,382
Other interest-bearing securities except loans	4,396	34,295	1,116	—	—	39,807
Loans in the form of interest-bearing securities	—	9,636	27,434	4,055	—	41,125
Loans to credit institutions	3,018	15,766	3,229	1,185	—	23,198
Loans to the public	70,043	25,670	32,168	13,164	66	141,111
Derivatives	—	6,324	1,479	—	—	7,803
Total financial assets	78,991	95,770	65,426	18,404	66	258,657
Committed undisbursed loans	63,922	978	6,452	1,562	—	72,914

Consolidated Group Skr mn	December 31, 2016
	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	3,825	3,229	—	—	—	7,054
Treasuries/government bonds	442	3,245	—	—	—	3,687
Other interest-bearing securities except loans	18,003	31,896	12	-10	—	49,901
Loans in the form of interest-bearing securities	480	14,483	26,786	4,473	—	46,222
Loans to credit institutions	8,762	12,126	3,739	1,563	—	26,190
Loans to the public	79,643	30,213	21,172	16,840	41	147,909
Derivatives	—	9,912	2,093	—	—	12,005
Total financial assets	111,155	105,104	53,802	22,866	41	292,968
Committed undisbursed loans	50,604	2,631	871	677	—	54,783

The credit quality of financial assets is assessed using internal and external ratings.

The table below illustrates the link between the statement of financial position categories and net exposures according to CRR.

Consolidated Group Skr bn	December 31, 2017
	Carrying amount	Adjustment from carrying amount to exposure(1)	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates
Cash and cash equivalents	1.2	0.0	0.5	—	—	—	0.7	—
Treasuries/government bonds	4.4	0.0	4.4	0.0	—	—	0.0	0.0
Other interest-bearing securities except loans	39.8	5.4	1.3	0.0	—	0.4	20.1	12.6
Loans in the form of interest-bearing securities	41.1	-5.2	0.0	4.9	—	—	2.1	39.3
Loans to credit institutions including cash and cash equivalents(1)	23.2	16.2	1.9	0.0	—	—	4.8	0.3
Loans to the public	141.1	-87.3	159.0	5.8	—	—	6.1	57.5
Derivatives	7.8	2.3	0.0	0.7	—	—	4.8	0.0
Other assets	3.6	3.6	—	—	—	—	—	—
Total financial assets	262.2	-65.0	167.1	11.4	—	0.4	38.6	109.7
Contingent liabilities and commitments(2)	—	—	—	—	—	—	—	—
Total	262.2	-65.0	167.1	11.4	—	0.4	38.6	109.7

Consolidated Group Skr bn	December 31, 2016
	Carrying amount	Adjustment from carrying amount to exposure(1)	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates
Treasuries/government bonds	3.7	—	3.7	—	—	—	—
Other interest-bearing securities except loans	49.9	0.3	6.3	13.0	1.9	22.6	6.4
Loans in the form of interest-bearing securities	46.2	0.2	0.6	—	—	3.9	41.9
Loans to credit institutions including cash and cash equivalents(1)	33.2	-11.8	6.9	6.2	—	7.6	0.7
Loans to the public	147.9	0.9	96.6	0.7	—	5.8	45.7
Derivatives	12.0	-7.5	—	—	—	4.5	—
Other assets	3.3	—	3.3	—	—	—	—
Total financial assets	296.2	-17.9	117.4	19.9	1.9	44.4	94.7
Contingent liabilities and commitments(2)	62.4	—	56.3	—	—	0.8	5.3
Total	358.6	-17.9	173.7	19.9	1.9	45.2	100.0

(1)   Skr 10.3 billion (2016: Skr 11.6 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.

(2)   Contingent liabilities and commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 2.2 billion (2016: SEK 3.3 billion). For more information on the counterparty risk in derivative contracts under the CRR, refer to the Risk and capital management section in Note 30 to the Consolidated Financial Statements.

Total credit exposures in the Group

Net exposures are recognized after taking the impact of guarantees and credit derivatives into account. Gross exposures are recognized without taking the impact of guarantees and credit derivatives into account. According to the internal risk follow-up, the amounts agree with the capital requirements calculations, although without the application of conversion factors. In tables showing the geographical breakdown of exposures, North America is shown excluding Central America.

Total net exposures

Skr bn	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
	December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	97.1	39.6	117.3	42.9	70.0	85.1	56.4	84.1	167.1	51.1	173.7	51.0
Regional governments	11.4	4.7	19.9	7.3	—	—	—	—	11.4	3.5	19.9	5.8
Multilateral development banks	0.0	0.0	1.9	0.7	—	—	—	—	0.0	0.0	1.9	0.6
Public sector entity	0.4	0.2	—	—	—	—	—	—	0.4	0.1	—	—
Financial institutions	32.7	13.3	39.8	14.5	5.9	7.2	5.4	8.0	38.6	11.8	45.2	13.2
Corporates	103.4	42.2	94.7	34.6	6.3	7.7	5.3	7.9	109.7	33.5	100.0	29.4
Total	245.0	100.0	273.6	100.0	82.2	100.0	67.1	100.0	327.2	100.0	340.7	100.0

Geographical breakdown of credit exposures by exposure class

Geographical breakdown of gross exposures by exposure class, at December 31, 2017

Skr bn	Middle East/Africa /Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	1.8	5.6	4.0	—	—	42.7	7.4	0.2	—	61.7
Regional governments	0.6	—	—	—	—	—	4.8	0.1	—	5.5
Multilateral development banks	—	—	—	—	—	—	—	—	—	—
Public sector entity	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	3.1	0.0	9.1	1.1	1.2	11.3	10.8	0.3	36.9
Corporates	23.0	14.6	0.2	53.5	0.1	9.9	74.3	39.9	7.2	222.7
Total	25.4	23.3	4.2	62.6	1.2	53.8	97.8	51.4	7.5	327.2

Geographical breakdown of gross exposures by exposure class, at December 31, 2016

Skr bn	Middle East/Africa /Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	2.1	8.2	2.8	—	—	43.1	10.0	3.2	—	69.4
Regional governments	0.6	—	—	—	—	—	11.5	1.7	0.0	13.8
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Public sector entity	0.4	—	—	—	—	—	—	—	—	0.4
Financial institutions	1.9	1.3	0.9	8.3	0.6	1.3	11.8	16.5	0.3	42.9
Corporates	20.7	17.9	2.7	30.7	0.2	12.3	72.0	45.6	10.2	212.3
Total	25.7	27.4	6.4	39.0	0.8	56.7	105.3	68.9	10.5	340.7

Geographical breakdown of net exposures by exposure class, at December 31, 2017

Skr bn	Middle East/Africa /Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	—	0.7	4.0	2.4	—	0.9	145.1	10.9	3.1	167.1
Regional governments	—	—	—	—	—	—	11.2	0.2	—	11.4
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Public sector entity	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	3.0	0.5	9.6	1.2	1.1	6.9	16.0	0.3	38.6
Corporates	4.9	3.6	1.7	2.9	—	3.3	72.2	21.0	0.1	109.7
Total	4.9	7.3	6.2	14.9	1.2	5.3	235.4	48.5	3.5	327.2

Geographical breakdown of net exposures by exposure class, at December 31, 2016

Skr bn	Middle East/Africa /Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions	—	1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Impact of credit-risk hedges by exposure class and hedge type

The table below shows, on the basis of gross exposure class, a breakdown based on whether or not the amounts are covered by credit-risk hedges in the form of guarantees or credit derivatives that are included in the capital adequacy calculations. Credit insurance issued by insurance companies is thus counted as guarantees. Hedged amounts have been divided up in accordance with the hedge issuer’s exposure class and type of hedge. Accordingly, the tables show the hedge types that convert gross exposures to net exposures.

Impact of credit-risk hedges, at December 31, 2017

	Gross exposures by exposure class
Skr bn	Central governments	Regional -governments	Public Sector Entity	Financial institutions	Corporates	Total
Amounts related to hedges issued by:
Central governments	49.3	0.5	—	0.4	104.4	154.6
of which, guarantees issued by the EKN	48.2	0.5	—	0.2	88.6	137.5
of which, guarantees issued by other export credit agencies	1.1	—	—	0.2	12.5	13.8
of which, other guarantees	—	—	—	—	3.3	3.3
Regional governments	—	0.0	—	5.9	0.6	6.5
Financial institutions	0.0	—	—	0.0	8.0	8.0
of which, credit default swaps	—	—	—	—	1.0	1.0
of which, guarantees	0.0	—	—	0.0	7.0	7.0
Corporates	—	—	—	0.0	3.1	3.1
of which, credit insurance from insurance companies	—	—	—	—	2.5	2.5
of which, other guarantees	—	—	—	0.0	0.6	0.6
Total hedged exposures	49.3	0.5	—	6.3	116.1	172.2
Unhedged exposures(1)	12.4	5.0	0.4	30.6	106.6	155.0
Total	61.7	5.5	0.4	36.9	222.7	327.2

(1)   Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 22.4 billion for corporates and Skr 0.2 billion for central governments.

Impact of credit-risk hedges, at December 31, 2016

	Gross exposures by exposure class
Skr bn	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates	Total
Amounts related to hedges issued by:
Central governments	51.2	0.6	—	0.4	2.6	100.7	155.5
of which, guarantees issued by the EKN	49.8	0.6	—	0.4	2.3	77.4	130.5
of which, guarantees issued by other export credit agencies	1.4	—	—	—	0.3	19.6	21.3
of which, other guarantees	—	—	—	—	—	3.7	3.7
Regional governments	—	0.0	—	—	6.3	0.4	6.7
Financial institutions	0.0	0.0	—	—	0.1	11.2	11.3
of which, credit default swaps	—	—	—	—	0.0	2.5	2.5
of which, guarantees	0.0	0.0	—	—	0.1	8.7	8.8
Corporates	—	—	—	—	0.0	3.2	3.2
of which, credit insurance from insurance companies	—	—	—	—	—	2.5	2.5
of which, other guarantees	—	—	—	—	0.0	0.7	0.7
Total hedged exposures	51.2	0.6	—	0.4	9.0	115.5	176.7
Unhedged exposures(1)	18.2	13.2	1.9	—	33.9	96.8	164.0
Total	69.4	13.8	1.9	0.4	42.9	212.3	340.7

(1)   Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 20.0 billion for corporates and Skr 0.2 billion for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2017

Skr bn	Central governments	Regional governments	Public sector entity	Financial -institutions	Corporates	Total
Spain	—	—	—	0.1	12.4	12.5
Finland	0.2	0.1	—	—	7.1	7.4
Norway	—	—	—	3.3	2.5	5.8
United Kingdom	—	—	—	2.2	3.1	5.3
The Netherlands	—	—	—	2.2	2.1	4.3
Italy	—	—	—	—	4.2	4.2
France	—	—	—	1.6	2.5	4.1
Russia	—	—	—	—	4.0	4.0
Denmark	—	—	—	1.1	2.8	3.9
Poland	—	—	—	—	3.1	3.1
Luxembourg	—	—	—	0.0	1.2	1.2
Switzerland	—	—	—	—	0.9	0.9
Germany	—	—	0.4	0.3	—	0.7
Iceland	—	—	—	—	0.5	0.5
Ireland	—	—	—	—	0.4	0.4
Belgium	—	—	—	0.0	0.3	0.3
Latvia	—	—	—	0.2	—	0.2
Estonia	—	—	—	0.1	—	0.1
Greece	—	—	—	—	0.0	0.0
Hungary	—	—	—	—	0.0	0.0
Ukraine	—	—	—	—	0.0	0.0
Total	0.2	0.1	0.4	11.1	47.1	58.9

Gross exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2016

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Total
Spain	—	—	—	0.1	18.0	18.1
United Kingdom	—	—	—	4.1	4.0	8.1
Finland	0.3	0.1	0.6	0.4	6.2	7.6
Denmark	—	1.5	—	2.4	3.2	7.1
Russia	—	—	—	—	6.6	6.6
The Netherlands	—	—	—	2.3	2.7	5.0
France	—	—	—	1.6	3.2	4.8
Norway	—	—	—	2.9	1.9	4.8
Luxembourg	1.9	—	1.3	0.0	1.2	4.4
Poland	—	—	—	—	3.3	3.3
Italy	—	—	—	—	2.3	2.3
Germany	0.5	—	—	1.7	—	2.2
Switzerland	—	—	—	1.0	0.8	1.8
Ireland	—	—	—	—	1.1	1.1
Iceland	—	—	—	—	0.6	0.6
Austria	0.5	—	—	—	0.0	0.5
Latvia	—	—	—	0.3	—	0.3
Belgium	—	—	—	0.0	0.3	0.3
Hungary	—	—	—	—	0.1	0.1
Portugal	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.1	0.1
Ukraine	—	—	—	—	0.1	0.1
Greece	—	—	—	—	0.0	0.0
Other countries	—	0.0	—	—	0.1	0.1
Total	3.2	1.6	1.9	16.8	55.9	79.4

Net exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2017

Skr bn	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates	Total
France	7.8	—	—	—	2.5	0.0	10.3
United Kingdom	0.5	—	—	—	1.7	5.5	7.7
Finland	0.5	0.3	—	—	—	6.3	7.1
Norway	0.5	—	—	—	3.4	2.3	6.2
Denmark	0.2	—	—	—	2.2	2.4	4.8
Germany	1.4	—	—	0.4	2.0	0.9	4.7
Poland	3.1	—	—	—	—	—	3.1
The Netherlands	—	—	—	—	2.4	0.2	2.6
Spain	—	—	—	—	0.9	1.7	2.6
Belgium	—	—	—	—	0.7	0.2	0.9
Switzerland	—	—	—	—	0.2	0.3	0.5
Luxembourg	0.0	—	0.0	—	0.0	0.4	0.4
Ireland	—	—	—	—	—	0.4	0.4
Latvia	—	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	—	0.2	0.2
Italy	—	—	—	—	—	0.1	0.1
Russia	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.1	—	0.1
Austria	—	—	—	—	0.1	—	0.1
Hungary	—	—	—	—	—	0.0	0.0
Total	14.0	0.3	0.0	0.4	16.4	21.0	52.1

Net exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2016

Skr bn	Central governments	Regional governments	Multilateral development banks	Financial institutions	Corporates	Total
France	10.3	—	—	3.7	0.0	14.0
United Kingdom	1.1	—	—	3.9	3.5	8.5
Denmark	0.1	1.6		4.0	2.7	8.4
Finland	0.8	0.3	0.6	0.5	5.6	7.8
Germany	3.1	—	—	3.0	0.8	6.9
Norway	0.6	—	—	4.2	1.1	5.9
Luxembourg	1.9	—	1.3	0.0	1.6	4.8
Poland	3.3	—	—	0.0	—	3.3
The Netherlands	—	—	—	2.5	0.3	2.8
Spain	—	—	—	0.4	1.7	2.1
Switzerland	—	—	—	1.3	0.3	1.6
Belgium	—	—	—	0.4	0.2	0.6
Austria	0.5	—	—	0.1	—	0.6
Ireland	—	—	—	0.0	0.4	0.4
Iceland	0.1	—	—	—	0.2	0.3
Latvia	—	—	—	0.3	—	0.3
Portugal	0.1	—	—	—	—	0.1
Estonia	—	—	—	0.1	—	0.1
Italy	0.0	—	—	—	0.0	0.0
Other countries	—	—	—	—	0.2	0.2
Total	21.9	1.9	1.9	24.4	18.6	68.7

Corporate exposures, broken down by industry (GICS)

	December 31, 2017		December 31, 2016
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	88.4	12.9	74.8	10.7
Industry	41.9	36.4	45.2	34.5
Finance	32.2	19.9	28.6	15.1
Commodities	21.9	16.8	22.2	15.8
Consumer goods	18.3	15.9	16.3	13.4
Electricity, water and gas	14.1	4.4	13.4	4.4
Healthcare	3.0	2.7	6.1	5.3
Energy	2.9	0.7	5.3	0.8
Other	—	—	0.4	0.0
Total	222.7	109.7	212.3	100.0

Market risk

Market risk is the risk of loss or changes in future NII due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.

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

Unrealized changes in fair value affect the value of SEK’s assets and liabilities and impact the volatility of both earnings and SEK’s own funds. SEK’s largest net exposures are to changes in spread risk, mainly to credit spreads associated with assets and liabilities and to cross-currency basis swap spreads. Spread risks are managed by having established limits and daily limit monitoring.

Risk measurement

The following describes how SEK calculates and limits market risk internally. For the impact on earnings and other comprehensive income due to the interest-rate risk, see the tables change in value should the market interest rate rise/decline by one percentage point. Additional factors, such as different sensitivity calculations regarding the impact on economic value, earnings, equity and own funds, as well as a number of stress tests, are measured and reported but are not subject to limits. The officially supported export credit system (“CIRR system”) has been excluded since the government compensates SEK for all interest-rate differentials, borrowing costs and net foreign-exchange losses within the “CIRR system” (see Note 1a to the Consolidated Financial Statements).

Value at Risk

On July 1, 2017, SEK expanded the previous calculation of Value at Risk (VaR) for the liquidity portfolio to encompass the entire company. VaR is a statistical market risk metric that estimates the potential loss with a defined level of likelihood.In other words, for a given period of time and confidence level the VaR states a loss threshold value that will not be exceeded as a result of changes in the financial markets.

The VaR model is based on historical simulations in which historic market movements are applied to current holdings to simulate possible outcomes of value changes. Market parameters used as risk factors are interest rates, cross-currency basis spreads, credit spreads, currencies, equities, indices and commodities as well as volatilities of swaptions, caps/floors, equities, commodities and currencies. The VaR calculation is based on two years of historic daily market movements. Further historical data from December 2006 is used to calculate stressed VaR, in which several periods with extreme market movements are included, and a worst-case VaR outcome for the entire period can be identified. Stressed VaR is based on one year of historical daily data.

VaR is calculated for positions recognized at fair value in the balance sheet that impact own funds, with the exception of changes due to credit spreads on SEK’s own debt. Currency positions are also included for all of these positions. VaR for own funds amounted to Skr 20 million at year end.

Aggregated risk measure

The aggregated risk measure is based on analyses of historical scenarios with a monthly risk horizon. The scenarios are updated each month and comprise historical movements in risk factors from the entire period from the end of 2006 until today. The aggregated risk measure estimates the impact on SEK’s equity by applying historically observed movements in the market factors that affect the volatility of SEK’s equity. The exposure, which is based on the worst case scenario, is evaluated using SEK’s portfolio sensitivities to interest-rate risk, cross-currency basis swap risk, credit spread risk in assets, credit spread risk in SEK’s own debt and currency risk. The limit is also based on the worst case scenario, which at the close of 2017 was a scenario based on market movements from June 2012. The risk at year-end 2017 amounted to Skr 582 million (2016: Skr 621 million). The limit is set at Skr 1,100 million (2016: Skr 1,300 million).

Risk-specific measures

The VaR, aggregated risk measure and stress tests are complemented with risk-specific measures, including interest-rate-risk measures, spread-risk measures, currency-risk measures, etc.

The measurement and limiting of interest-rate risk in SEK is divided into two categories:

Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

Interest-rate risk regarding changes in future net interest income (NII).

Market risk, type	Definition	Risk profile
Liquidity portfolio VaR

The liquidity portfolio VaR measures a potential negative impact on SEK’s equity, in the form of unrealized gains or losses, as a result of value changes from market movements. Daily historic movements with a two-year horizon are applied to current holdings to simulate possible outcomes. The fifth worst outcome is reported as VaR.

The risk is attributable to SEK’s liquidity portfolio, primarily for credit spread risk in its bond holdings. At the end of 2017, the risk amounted to Skr 8 million (2016: Skr 10 million) and the limit for Value at Risk was Skr 18 million (2016: Skr 14 million).

Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

The interest-rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves. Positive and negative exposures are measured separated and whichever is largest, in absolute terms, comprises the exposure.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long-term impact of changes in interest rates. At the end of 2017, the risk amounted to Skr 223 million (2016: Skr 286 million) and the interest-rate price risk limit amounted to Skr 500 million (2016: Skr 600 million).

Interest-rate risk regarding changes in future net interest income (NII)

The net interest income risk within one year is calculated as the impact on net interest income for the coming year if new financing and investment must take place following a positive interest-rate shift of 100 basis points. For each stress test, the risk per currency is totaled in absolute terms.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms for the next year. The risk measurement captures the short-term impact of changes in interest rates. At the end of 2017, the risk amounted to Skr 193 million (2016: Skr 188 million) and the net interest income risk amounted to Skr 250 million (2016: Skr 250 million).

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

The risk is attributable to bonds in liquidity investments, including liquidity reserves, credit derivatives that hedge the credit risk in a number of bonds, and securitizations. At the end of 2017, the credit spread risk in assets was negative Skr 210 million (2016: negative Skr 274 million), and the limit for credit spread risk in assets amounted to Skr 500 million (2016: Skr 500 million).

Market risk, type	Definition	Risk profile
Credit spread risk in own debt

Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in present value after all of SEK’s credit spreads have been reduced by 20 basis points.

The risk is attributable to SEK’s structured debt measured at fair value. At year-end 2017, the credit spread risk in own debt amounted to Skr 601 million (2016: Skr 668 million) and the limit for credit spread risk in own debt amounted to Skr 1,000 million (2016: Skr 1,000 million).

Cross-currency basis spread risk

The cross-currency basis spread risk measures a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross-currency basis spreads. The cross-currency basis spread risk is measured, using sensitivities, as the change in present value after an increase in cross-currency basis spreads by a number of points (varying by currency in accordance with a standardized method based on volatility).

The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio. At the end of 2017, the cross-currency basis spread risk amounted to Skr 161 million (2016: Skr 184 million) and the limit for cross-currency basis spread risk amounted to Skr 450 million (2016: Skr 450 million).

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

The risk is attributable to cases where borrowing and lending are not matched in terms of currency and, therefore, the future cost of converting borrowing to the desired currency is dependent on cross-currency basis spreads. The risk is primarily attributable to Swedish kronor, because SEK has a deficit of Swedish kronor and borrows funds in other currencies, which are swapped into Swedish kronor. At the end of 2017, the risk amounted to Skr 23 million (2016: Skr 28 million) and the limit for the risk to NII from cross-currency basis swaps amounted to Skr 100 million (2016: Skr 150 million).

Currency risk	The risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage-point change in the exchange rate between the respective currency and the Swedish krona.

The foreign exchange position excluding unrealized changes in fair value is reported separately since SEK’s hedging strategy entails that only foreign exchange positions excluding unrealized changes in fair value are to be hedged. The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. Currency risk excluding unrealized changes in fair value is kept low by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, accrued gains/losses in foreign currency are regularly converted to Swedish kronor. At the end of 2017, the risk amounted to Skr 2 million (2016: Skr 2 million) and the limit for currency risk was Skr 15 million (2016: Skr 15 million).

Other risks (equities, commodity and volatility risks)	These are attributable to structured borrowing and are calculated with the aid of stress tests of underlying equity indices or volatility.

SEK’s equities and commodity risks, as well as FX volatility risks, only arise from structured borrowing. The structured borrowing is hedged by being swapped to floating interest rates. While all structured cash flows are matched through a hedging swap, there could be an impact on earnings. This is because measurement of the bond takes account of SEK’s own credit spread, while the swap is not affected by this credit spread, and also because of changes in expected maturity for the structured borrowing. Interest-rate volatility risk also arises from other transactions with early redemption options. These risks are calculated and limited. At the end of 2017, these risks and limits were low.

Stress tests

SEK conducts regular stress tests by applying movements in market factors that have been historically observed in the market place (historical scenarios) and movements that could happen in the future (hypothetical or forward-looking scenarios). Analyses of this type provide management with insight into the potential impact on SEK’s operations of significant movements in risk factors, or of broader market scenarios, and continuously ensure that the risk measurement is effective.

Risk monitoring

Market risks are measured, analyzed and reported to the company’s management on a daily basis. Cases where limits are exceeded are escalated without delay and managed pursuant to documented instructions. A more exhaustive analysis is conducted each month of how markets and risks have developed during the period and complemented with stress tests based on a number of historical scenarios.

Risk information

For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “SEK — Capital Adequacy and Risk Management Report — Pillar 3.”

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1%).

	2017			2016
Consolidated Group Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income
Foreign currency	17	326	-21	-10	237	-36
Swedish kronor	-188	109	-1	-213	101	-21
	-171	435	-22	-223	338	-57

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1%).

Consolidated Group Skr mn	2017			2016
	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income
Foreign currency	-4	-348	22	-8	-260	36
Swedish kronor	274	-110	18	325	-102	24
	270	-458	40	317	-362	60

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

	December 31, 2017			December 31, 2016
Currency	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)
SKR	1	93	n.a.	1	91	n.a
EUR	9.8255	2	-429	9.5407	3	-559
USD	8.1950	1	289	9.0682	2	443
JPY	0.07281	1	-216	0.07752	1	-311
GBP	11.0704	1	-133	11.2126	1	-155
CHF	0.4167
MXN		1	-137
THB				0.2535	1	-131
Other		1	-168		1	182
Total foreign currency position		100	-794		100	-531

Currency risk is limited to accrued net income and is hedged regularly. In accordance with SEK’s rules for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 6 million (2016: Skr 19 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts (in millions of Swedish kronor).

	December 31, 2017		December 31, 2016
Skr mn	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Total assets,	264,392	264,401	299,442	299,436
of which, denominated in foreign currencies	201,371	201,371	237,516	237,516
Total liabilities,	246,818	246,264	282,306	281,712
of which, denominated in foreign currencies	202,166	202,166	238,047	238,047

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

Risk management

SEK’s Board has overall responsibility for liquidity and refinancing risks and establishes policy documents for liquidity risk management; in addition, the CEO establishes instructions for operational management. Liquidity risk is managed operationally by the Treasury function. Liquidity and refinancing risk is measured and reported regularly to the relevant manager, the Risk and Compliance Committee, the CEO, and the Board and its committees.

SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. For CIRR loans, which SEK manages on behalf of the Swedish government, the company’s credit facility with the Swedish National Debt Office is also regarded as available borrowing. The credit facility, granted by the government through the Swedish National Debt Office, amounted to Skr 125 billion in 2017 (2016: Skr 125 billion) and is available solely for CIRR loans. In December 2017, the state established that the credit facility for 2018 will amount to Skr 125 billion. The credit facility is valid through December 31, 2018 and entitles SEK to receive financing over the maturities of the underlying CIRR loans. This credit facility has not been utilized.

Borrowed funds not yet used to finance credits must be invested in interest-bearing securities, also known as liquidity investments. The management of liquidity investments is regulated in the Liquidity Strategy established by the Board’s Finance and Risk Committee. The size of the liquidity portfolio is adapted to cover outflows, outside the CIRR system, attributable to: 1) committed undisbursed loans, 2) CSAs with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending. The target for SEK’s new lending capacity is to facilitate at least four months of new lending, in line with SEK’s estimated new lending requirements. The maturity profile of liquidity investments is matched against the net of borrowing and lending. Investments must be made in assets of good credit quality. Issuers in the liquidity portfolio must have an internal risk classification of at least A-. For commercial paper and corporate bonds, however, an internal risk classification of at least BBB- is permissible as long as the remaining maturity does not exceed one year and the domicile is in Sweden, Denmark, Finland, Norway or Germany. Such investments should take into account the liquidity of the investment under normal market conditions and the investment’s currency must comply with established guidelines. SEK intends to hold these assets to maturity and only divest them should circumstances so demand. The liquidity reserve, in which only securities regarded as highly liquid are included, accounts for a portion of SEK’s liquidity investments. The purpose of the liquidity reserve is to safeguard SEK’s short-term solvency, and to fulfil the company’s requirement for the lowest liquidity coverage ratio (LCR).

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

Risk monitoring

Liquidity risk is monitored through regular analysis and reporting to the Board of Directors and the Treasury function. Monthly reports are submitted to the Board and cover monitoring of LCR, NSFR, internal metrics, portfolio composition and liquidity stress tests. Daily monitoring of liquidity risk in the form of cash-flow forecasts are reported to the Treasury function.

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, “SEK — Capital Adequacy and Risk Management Report — Pillar 3.”

Liquidity reserve(1) at December 31, 2017

Skr billion	Total	SKR	EUR	USD	Other
Balances with other banks and National Debt Office	10.5	2.0	2.5	6.0	—
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	2.0	1.3	—	0.5	0.2
Covered bonds issued by other institutions	1.0	—	0.6	0.4	—
Securities issued or guaranteed by municipalities or other public entities	—	—	—	—	—
Total liquidity reserve	13.5	3.3	3.1	6.9	0.2

(1) The liquidity reserve is a part of SEK’s liquidity investments. The table excludes account balances.

Liqudity investment by rating based on net exposure

	December 31, 2017	December 31, 2016
AAA	28%	38%
AA+	8%	2%
AA	0%	5%
AA-	11%	10%
A+	18%	20%
A	24%	21%
A-	9%	4%
BBB+	1%	0%
BBB	1%	0%
BBB-	0%	0%

Liqudity investment by exposure type

	December 31, 2017	December 31, 2016
States and local governments	38%	44%
Financial institutions	36%	35%
Corporates	23%	10%
Covered Bonds	3%	6%
Multilateral development banks	0%	3%
CDS covered corporates	0%	2%

Liqudity investment by region

	December 31, 2017	December 31, 2016
Sweden	43%	38%
North America	15%	12%
Western Europe except Sweden	15%	33%
Asia except Japan	10%	5%
Japan	8%	7%
Middle East/Africa/Turkey	7%	4%
Australia	2%	1%

Liquidity investments(1) by remaining maturity (“M”)

	Dec. 31, 2017	Dec. 31, 2016
M < 1 year	84%	83%
1 year < M < 3 years	16%	17%
M > 3 years	0%	0%

(1) SEK’s loan facility with the Swedish National Debt Office is excluded.

New lending capacity

	Dec. 31, 2017	Dec. 31, 2016
New lending capacity	15 months	9 months
Volume, liquidity investments	55.7 bn	72.3 bn
Volume, committed undisbursed loans	72.9 bn	54.8 bn
of which, CIRR system	69.2 bn	49.1 bn

Key figures for liquidity risk

	Dec. 31, 2017	Dec. 31, 2016
LCR under Swedish FSA rules
Total	505%	383%
EUR	3,064%	2,603%
USD	557%	313%
LCR under EU Commission’s delegated act
Total	169%	215%
NFSR	140%	132%

Contractual flows

	December 31, 2017
Consolidated Group Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	1,231	—	—	—	—	1,231	—	1,231
Treasuries/government bonds	767	1,093	985	1,536	—	4,381	1	4,382
Other interest-bearing securities except loans	3,305	8,670	22,630	5,547	—	40,152	-345	39,807
Loans in the form of interest-bearing securities	314	1,451	6,789	24,151	11,574	44,279	-3,154	41,125
Loans to credit institutions	210	9,973	3,479	7,417	2,907	23,986	-788	23,198
Loans to the public	4,764	7,230	24,147	76,541	43,362	156,044	-14,933	141,111
Derivatives	309	1,069	1,165	2,801	2,687	8,031	-228	7,803
Total	10,900	29,486	59,195	117,993	60,530	278,104	-19,447	258,657

	December 31, 2017
Consolidated Group Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit institutions	40	-2,368	—	—	—	-2,328	11	-2,317
Senior securities issued	-1,832	-24,648	-48,126	-136,112	-34,095	-244,813	22,297	-222,516
Derivatives	-70	-1,227	-667	-658	236	-2,386	-14,094	-16,480
Subordinated securities issued			-2,049			-2,049	9	-2,040
Total	-1,862	-28,243	-50,842	-136,770	-33,859	-251,576	8,223	-243,353

Obligations
Committed undisbursed loans	-696	-3,649	-17,753	-14,013	36,111
Liquidity surplus (+)/ deficit (-)	8,342	-2,406	-9,400	-32,790	62,782	26,528
Accumulated liquidity surplus (+)/deficit (-)	8,342	5,936	-3,464	-36,254	26,528	26,528

In addition to the instruments in the statement of financial position and committed undisbursed loans, SEK has outstanding binding offers of Skr 1.2 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 125 billion for 2017, which can be used within the CIRR system. In December 2017, the Swedish parliament decided that the credit facility for 2018 should amount to Skr 125 billion. With regard to deficit in cash flow with maturity between three months and five years, SEK has the intention to refinance these through borrowing on the financial markets.

Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice are assumed to occur on the maturity date. “Subordinated securities issued” which consists of a dated subordinated instrument, were assumed be repaid at the time of the first redemption date. Embedded derivatives in financial assets and liabilities have been excluded. Forward prices are used for contracts with variable interest rate structure, except for contracts that have reached the fixing date in which case the interest rate is used. For a contract with a fixed-interest rate structure, the interest rate has been applied for the entire tenor. When a contract has been structured and uses an interest-rate formula, a plain vanilla setup has been adopted and forward rates applied. The conservative scenario using the prudence concept for cash flows for liabilities and hedging derivatives is not likely to be the real outcome. Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect.”

Cash flows for cash collateral under derivatives’ CSAs are assumed to have the same cash flows as the related derivatives.

The following items other than financial instruments have an approximate expected recovery time of less than 12 months: other assets; prepaid expenses; accrued revenue; other liabilities; accrued expenses and prepaid revenue. All other balance-sheet items other than financial instruments have an approximate expected recovery time of 12 months or more.

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2016
Consolidated Group Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	7,054	—	—	—	—	7,054	—	7,054
Treasuries/government bonds	15	479	156	3,047	—	3,697	-10	3,687
Other interest-bearing securities except loans	6,811	14,598	21,295	7,654	—	50,358	-457	49,901
Loans in the form of interest-bearing securities	-113	230	7,030	20,549	20,549	49,217	-2,995	46,222
Loans to credit institutions	-59	12,029	2,016	8,676	4,394	27,056	-866	26,190
Loans to the public	3,219	7,407	25,890	88,428	36,956	161,900	-13,991	147,909
Derivatives	1,475	1,499	1,352	4,228	5,891	14,445	-2,440	12,005
Total	18,402	36,242	57,739	138,386	62,958	313,727	-20,759	292,968

	December 31, 2016
Consolidated Group Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit institutions	-119	-3,865	167	—	—	-3,817	61	-3,756
Borrowing from the public	—	—	—	—	—	—	—	—
Senior securities issued	-9,299	-37,844	-46,345	-133,418	-52,974	-279,880	30,688	-249,192
Derivatives	-56	-766	-1,914	-3,151	-57	-5,944	-16,128	-22,072
Subordinated securities issued	—	—	—	-2,267	—	-2,267	1	-2,266
Total	-9,474	-42,475	-48,092	-138,836	-53,031	-291,908	14,622	-277,286

Obligations
Committed, undisbursed loans	-123	-3,534	-11,348	-10,080	25,085	0		54,783
Liquidity surplus (+) / deficit (-)	8,805	-9,767	-1,701	-10,530	35,012	21,819
Accumulated liquidity surplus (+) / deficit (-)	8,805	-962	-2,663	-13,193	21,819	21,819

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty internal processes or systems, human error, or from external events. Operational risk also includes legal risk and compliance risk.

Risk management

Operational risk exists in potentially all functions within SEK. The managers of all the various SEK functions have a responsibility for effective management of operational risk within their own function. To support operational risk management, SEK works in compliance with policy documents in accordance with SEK’s risk framework. The risk function is responsible for monitoring, analyzing and reporting aggregated risk levels, and for monitoring the appropriateness and efficiency of the company’s operational risk management. The Risk and Compliance Committee is responsible for monitoring operational risk. The Risk function reports to the Risk and Compliance Committee and to the Board’s Finance and Risk Committee.

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

Risk monitoring

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

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively in respect of business ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child rights perspective, labor conditions encompasses gender equality and diversity, and ethics is included in tax transparency.

Risk management

Sustainability risks are managed according to a risk-based approach and SEK only engages in transactions for which SEK has conducted know your customer activities. SEK’s measures to manage sustainability risks when lending are subject to national and international regulations and guidelines, along with the state’s ownership policy and guidelines for state-owned companies, SEK’s owner instruction, pertaining to anti-corruption, climate and environmental consideration, human rights and labor conditions. We focus particularly on sustainability when SEK grants credit to companies in countries facing sustainability challenges. SEK sets requirements on the operations and projects the company finances in order to mitigate negative environmental and societal impacts.

The international guidelines pursued by SEK are described on page 47.

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

Transaction — Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s framework for export credits or the Equator Principles. Category A projects have a potentially material impact, category B projects potentially have some impact, and category C projects have little or no potential impact. Other business transactions are analyzed to assess the risk of corruption, negative environmental impact, human rights and labor conditions and the risk of money laundering, financing of terrorism and tax non-transparency.

Elevated sustainability risk

The sustainability risk is considered to be elevated in the following cases:

Category A and B projects

Projects and operations subject to a high risk of corruption or human rights violations including labor conditions.

Areas affected by conflict

The mining and arms sectors

Exporters or the exporters’ customers who are internationally black-listed or have been involved in a significant incident.

In-depth sustainability review

An in-depth sustainability review is performed in cases of elevated sustainability risk. The extent and form of the review depends on the scope of the financing, the level of the identified risks and SEK’s ability to influence the situation. Where necessary, societal and environmental conditions are included in loan agreements, and site visits may be included as part of an evaluation. In the case of deviations from international standards or other deficient management of sustainability risks, the counterparty is required to take actions to rectify this.

Risk monitoring

Sustainability risk is monitored through regular analysis and reporting to the Board of Directors. Project or project-related funding with an identified elevated sustainability risk is monitored via continuous incident searches and via checks of compliance with the agreement’s sustainability clauses. In the monitoring, one transaction during the year, which is not project or project-related, was found to have not gone through the risk identification before credit approval.

Risk information

SEK granted loans to the following category A and B projects in 2017:

Category A project:

Mine in Armenia

Wind Power in the UK

Category B projects:

Two separate projects for paper machines in the UAE

Transmission lines in Ethiopia

Converter stations in the UK

Note 28. Transactions with related parties

SEK defines related parties to the Parent Company as:

the shareholder, i.e. the Swedish government

companies and organizations that are controlled through a common owner, the Swedish government subsidiaries

key management personnel

other related parties

SEK defines related parties to the Group as:

the shareholder, i.e. the Swedish government

companies and organizations that are controlled through a common owner, the Swedish government senior executives

other related parties

The Swedish government owns 100 percent of the company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 35 percent (Year-end 2016: 36 percent) of the company’s loans outstanding on December 31, 2017 were guaranteed by the Swedish government. The remuneration to EKN for the guarantees paid by SEK during 2017 amounted to Skr 2 million (2016: Skr 31 million). SEK administers, in return for compensation, the Swedish government’s system for officially supported export credits (CIRR system), and the government’s previous concessionary credits system, refer to Note 1a (d) and Note 25 to the Consolidated Financial Statements.

In 2017, SEK had a Skr 125 billion (2016: Skr 125 billion) credit facility with the Swedish National Debt Office which was entirely related to the officially supported export credit system (“CIRR system”). In December 2017, the credit facility was extended for 2018. SEK has not yet utilized the credit facility.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits (in the form of direct or pass-through loans) to entities related to the State. Transactions with such counterparties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties. The Group’s and the Parent Company’s transactions do not differ significantly. Internal transactions between the Parent Company and the subsidiaries amount to Skr - million (2016: Skr - million) for interest expenses from the Parent Company’s point of view. For further information see Note 1 (b), Basis of consolidation and Note 15, Shares to the Consolidated Financial Statements.

Key management personnel include the following positions:

The Board of Directors

The Chief Executive Officer

Other executive directors

For information about remuneration and other benefits to key management personnel see Note 5 to the Consolidated Financial Statements, Personnel expenses.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel of SEK or controlled by close family members to key management personnel.

The following tables further summarize the Group’s transactions with its related parties:

	2017
	The shareholder, the Swedish government		Companies and organizations controlled through a common owner, the Swedish government		Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	401	4	—	—	401	4
Other interest-bearing securities except loans	—	—	5,933	-27	5,933	-27
Loans in the form of interest-bearing securities	—	—	2,198	18	2,198	18
Loans to credit institutions	—	—	2,607	52	2,607	52
Loans to the public	—	—	2,989	37	2,989	37
Settlement claim against State(1)	3,309	—	—	—	3,309	—
Total	3,710	4	13,727	80	17,437	84
Borrowing from credit institutions	—	—	—	—	—	—
Borrowing from the public	—	—	—	—	—	—
Senior securities issued	—	—	—	—	—	—
Other liabilities	125	—	—	—	125	—
Total	125	—	—	—	125	—

	2016
	The shareholder, the Swedish government		Companies and organizations controlled through a common owner, the Swedish government			Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities		Interest income/ Interest expense	Assets/ liabilities	Interest income/ Interest expense
Treasuries/government bonds	442	1	—		—	442	1
Other interest-bearing securities except loans	—	—	3,439	(2)	5	3,439	5
Loans in the form of interest-bearing securities	—	—	1,948		16	1,948	16
Loans to credit institutions	—	—	2,548		33	2,548	33
Loans to the public	—	—	1,299		15	1,299	15
Settlement claim against State(1)	3,267	—	—		—	3,267	—
Total	3,709	1	9,234		69	12,943	70

Borrowing from credit institutions	—	—	—		—	—	—
Borrowing from the public	—	—	—		—	—	—
Senior securities issued	—	—	—		—	—	—
Other liabilities	235	—	—		—	235	—
Total	235	—	—		—	235	—

(1) For information about “Settlement claim against State,” see Note 16 Other assets and Note 25 CIRR system to the Consolidated Financial Statements.

(2) SEK invested a large volume in interest-bearing securities issued by the Riksbank during the fourth quarter of 2016.

Note 29. Events after the reporting period

No events with significant impact on the information in this report occurred after the end of the reporting period.

Note 30. Risk and capital management

The Risk and capital management section addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, refer to Note 26 Capital adequacy and Note 27 Risk information, respectively to the Consolidated Financial Statements. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2017,” available at www.sek.se/en/investor-relations/. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Events in 2017

In 2017, several events in the external environment affected the macro scenario, such as Brexit, US politics, the conflict between the US and North Korea, the increase in global debt, and high asset and share prices. Although these events have led to some political concern, the markets have been largely stable and the world economy has so far been affected marginally. However, at the beginning of 2018, we have seen a greater instability in terms of, among other things, volatile share prices. In Sweden, we have noted an increase in exports and high GDP growth. Even if regulators have largely agreed on the final capital rules in the US and soon within the EU, the consequences of the new regulations for the financial sector remain considerable in the form of adaptation costs, new fees and stricter capital requirements, primarily related to the introduction of the Banking Recovery and Resolution Directive (BRRD). To some extent, there still exists uncertainty regarding the impact of the new regulations moving forward.

SEK’s capital adequacy has decreased slightly in 2017. At the end of the year, the total capital ratio was 23.0 percent (2016: 25.1 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio both amounted to 20.6 percent (2016: 22.1 percent). The primary reason for the decrease in capital adequacy is the permission received by SEK from the Swedish FSA to apply an internal risk classification method for exposures to central governments, regional governments and multilateral development banks. The minimum capital requirement for these exposures has increased. SEK’s total exposures have marginally decreased since the end of 2016. SEK’s largest financial risks are credit risk (Skr 6.9 billion (2016: Skr 7.5 billion) in allocated capital), market risk (Skr 1.6 billion (2016: Skr 1.6 billion) in allocated capital) and operational risk (Skr 0.1 billion (2016: Skr 0.2 billion) in allocated capital) in line with internally assessed capital adequacy.

SEK’s liquidity was stable during the year. The liquidity portfolio varies during the year and totaled Skr 55.7 billion (2016: Skr 72.3 billion) at year end. However, the margin on new lending capacity has been high and amounted to 15 months (2016: 9 months) at year end.

VaR metrics were developed for market risk during the year. VaR for own funds amounted to Skr 20 million at year end. The formerly primary risk metric for market risk, the aggregated risk measure (ÖGR) is a more conservative metric and amounted to Skr 582 million (2016: Skr 621 million) at year end.

Within the framework of the BRRD, the Swedish National Debt Office has made the assessment that ten Swedish institutions, including SEK, conduct operations that are critical for the financial system. Therefore, the Swedish National Debt Office, has set minimum requirements for own funds and eligible liabilities (MREL), which in SEK’s case amounts to 7.1 percent of total liabilities and own funds. This corresponds to a minimum requirement of 28.0 percent of risk-weighted assets. SEK meets these requirements since a portion of the senior debt can be included. SEK is also impacted by MiFID II, which entered into force at the start of 2018. The requirements encompass primarily SEK’s borrowing in the capital markets.

Capital target

The company’s capital target, which is one of the Board’s principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that capital adequacy always exceeds the regulatory requirements, even in the event of deep economic declines. Under normal conditions, SEK’s capital target is for its total capital ratio to exceed the capital adequacy requirement communicated by the Swedish FSA by 1 to 3 percentage points. The point of departure for this is the Swedish FSA’s estimated capital requirement for SEK and SEK’s own assessment, In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. As a result of the Swedish FSA’s review and evaluation process, SEK was required to have a total capital ratio of 15.9 percent, based on SEK’s balance sheet at September 30, 2017. At December 31, 2017, the total capital ratio was 23.0 percent.

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

Risk appetite

The Board decides on the company’s risk appetite, which is to encompass all of the company’s significant risk classes and to express the outer limits for the business operations. The risk appetite must specify the risk measurements that, in the opinion of the Board, provide information that is sufficient for the members of the Board to be well versed in the type and scope of the company’s risks. The risk appetite is strongly connected to the company’s loss capacity and thus to its equity. At least on a quarterly basis, the Board is provided with a comprehensive update of the risk exposures’ relationship to the risk appetite.

Refer also to the “SEK’s risks and risk management” section of this Note 30, where the risk appetite by risk class is described in detail.

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

SEK has organized risk management and risk control in accordance with the principle of three lines of defense in the form of clear-cut separation of responsibility between the commercial and support operations that own the risks, the control functions that independently identify and monitor the risks and an internal audit, which reviews these matters and reports directly to the Board; see diagram below.

Division of responsibility for risk, liquidity and
capital management in SEK

First line of defense

• Business and support operations.	• Credit and sustainability analyses.
• Day-to-day management of risk, capital and liquidity in compliance with risk appetite and strategy as well as applicable laws and rules.	• Daily control and follow-up of credit, market and liquidity risk.

Second line of defense

• Independent risk control and compliance functions.	• Risk, liquidity and capital reporting
• Identification, quantification, monitoring and control of risks and risk management.	• Maintain an efficient risk management framework and internal control framework.
• Compliance monitoring and reporting.

Third line of defense

• Independent internal audit. • Review and evaluation of the efficiency and integrity of risk management.	• Performance of audit activities in line with the audit plan confirmed by the Board. • Direct reporting to the Board.

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

Control and monitoring — SEK checks and monitors compliance with limits, risk appetite, capital targets, risk management and internal and external regulations to ensure that risk exposures are kept at an acceptable level for SEK and that risk management is effective and appropriate.

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, a shared approach and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework (see the Risk Framework illustration on the preceding page) encompassing all of SEK’s operations, all of its risks and all personnel.

The structure of the risk framework is ultimately governed by SEK’s mission from its owner, the Swedish government, and SEK’s business model.

The capital target constitutes the outer boundary for SEK’s strategy. Within the restrictions of the capital target, risk appetite is stated, which is expressed by risk class and comprises the risk to which the Board is prepared to expose SEK in order to achieve its strategic objectives. Risk governance is specified in the form of a risk strategy, a risk policy, in SEK’s risk culture, and in instructions, processes and limits. These policy documents describe the risk management process and define what activities and operations are included in the process, and how they should be performed. The policy documents also indicate how responsibility is structured in terms of the execution, monitoring of and compliance with risk management.

SEK’s risks and risk management

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. Different types of risk arise as part of operations, primarily credit risk. An overview of the risks SEK is exposed to and how these risks are managed is presented in this section. For more detailed descriptions, refer to Note 27 to the Consolidated Financial Statements.

Risk class	Risk profile	Risk appetite metrics	Risk management

Credit risk

Credit risk is the risk of loss that could occur if a borrower or a counterpart can not meet its obligations. Counterparty risk, concentration risk and settlement risk are certain subsets of credit risk.

SEK’s lending portfolio is of a high credit quality. The company’s mission naturally entails certain concentration risks, such as geographical concentration risk against Sweden. The net risk is principally limited to counterparties with high creditworthiness, such as export credit agencies (ECAs), major Swedish exporters, banks and insurers. SEK invests its liquidity in high credit quality securities, primarily with short maturities.

•Individual and collectively limited exposures must not exceed 20 percent of SEK’s own funds.
• The company’s expected loss within one year must not exceed two percent, and the total portfolio maturity must not exceed eight percent of the Common Equity Tier 1 capital.
• The average risk weight for SEK’s credit-risk exposures to corporates and institutions may not exceed 65 percent.
• Credit-risk-related concentration risk must not exceed 35 percent of the Swedish FSA’s assessed capital requirement for credit risk.
• The company’s net exposures to counterparties in the segment <= BB- must not exceed four percent of SEK’s total exposure.

Lending must be based on in-depth knowledge of SEK’s counterparties as well as counterparties’ repayment capacity. Lending must also be aligned with SEK’s mission based on its owner instruction. SEK’s credit risks are mitigated through a risk-based selection of counterparties and managed through the use of guarantees and other types of collateral. Furthermore, SEK’s lending is guided by the use of a normative credit policy, specifying principles for risk levels and lending terms. Concentrations that occur naturally as a result of the company’s mission are accepted, but the company continuously works towards reducing the risk of concentration where this is possible.

Market risk

Market risk is the risk of loss or reduction of future net income following changes in prices and volatilities on financial markets including price risk in connection with the sale of assets or closing of positions.

SEK’s business model leads to exposure mainly to spread risks, interest-rate risk and foreign-exchange risk. The company’s largest net exposures are to changes in spread risks, mainly to credit spreads in assets and liabilities and cross currency basis swap spreads.

• SEK’s aggregated market risk measure for all the exposures at fair value must not exceed Skr 1,100 million
• Total interest rate sensitivity to a 100 bps parallel shift of all yield curves, comprising the entire balance sheet, must not exceed Skr 500 million.
• Net interest income (NII) one year, the impact on SEK’s future earnings margin resulting from a change in interest rates, a 100 bps parallel shift, must not exceed Skr 250 million.
• Risk to NII from cross-currency basis swaps one year, the impact on SEK’s future earnings margin resulting from a change in cross-currency basis spreads must not exceed Skr 100 million.

SEK conducts no active trading. The core of SEK’s market risk strategy is to borrow funds in the form of bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or to ensure that SEK has sufficient liquidity. The aim is to hold assets and liabilities to maturity.

Operational risk Operational risk is the risk of losses resulting from inadequate or faulty internal processes, systems, human error or from external events. Operational risk also

Operational risks arise in all parts of the business. The vast majority of incidents that have occurred are minor events that are rectified promptly within the respective functions. Overall risk is low as a result of effective internal control measures and a focus on

• The risk appetite for expected losses due to operational risk is limited to Skr 20 million per calendar year.
• SEK does not accept considerable operational risks or critical audit remarks. Operational risk is divided into two categories. Category 1 includes particularly considerable operational risks, which encompass: a) critical external audit

SEK manages the operational risk on an ongoing basis through mainly efficient internal control procedures, performing risk analysis before changes, focus on continuous improvements and business continuity management. Costs to reduce risk exposures

Risk class	Risk profile	Risk appetite metrics	Risk management

includes legal and compliance risk.	continuous improvement.

remarks; and b) possible losses in excess of Skr 150 million as estimated by SEK. Category 1 must be mitigated to an acceptable level without delay, but no later then within two months. Category 2 includes considerable operational risks, which are in turn divided into: a) critical internal audit remarks; and b) possible losses, as estimated by SEK, of less than Skr 150 million but with an expected loss of over Skr 2 million. Category 2 must be mitigated within six months.

must be in proportion to the effect that such measures have.

Liquidity and refinancing risk

Liquidity and refinancing risk is the risk, of the company not being able to refinance its existing assets or being unable to meet increased demands for liquid funds. Liquidity risk also includes the risk of the company having to borrow at an unfavorable interest rate or needing to sell assets at unfavorable prices in order to meet its payment commitments.

SEK has secured funding for all its credit commitments, including those agreed but not yet disbursed. In addition, the size of SEK’s liquidity investments allow new lending to continue at a normal pace, even during times of stress. As a consequence of SEK having secured funding for all its credit commitments, the remaining term to maturity for available funding is longer than the remaining term to maturity for lending.

• The company must operate with a buffer, for the entire balance sheet and in EUR and USD, of not less than ten percentage points above the LCR regulatory requirement.
• The company is to operate with a Net Stable Funding Ratio (NSFR) exceeding 100 percent.
• The company is to have contingencies for new lending of at least four months.
• All lending transactions are to be funded, on a portfolio basis, using at least the same maturity. The company’s equity capital is included here as funding with perpetual maturity.
• The maturity profile of the liquidity investments must reflect the net maturity of borrowing and lending. Under normal circumstances, the assets should be held until maturity and only be divested under conditions of stress.

SEK must have diversified funding to ensure that funding is available through maturity for all credit commitments — outstanding credits as well as agreed but undisbursed credits. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.

Valuation risk SEK is exposed to a valuation risk for financial instruments that are not traded actively and are thereby marked-to-model.

Valuation risk is mainly inherent to OTC transactions and the type of instruments that are not actively traded in the market. The risk is mitigated since when entering a transaction, SEK always enters the exact same transaction, with the opposite sign, with another counterparty, which makes the valuation effect on the aggregated level much smaller.

• The price adjustment for prudent valuation is not to exceed ten percent of own funds.
• The company may not accept identified material risks concerning valuation methods, including the regulatory framework for prudent valuation.

SEK works continuously to improve the quality of market data and internally developed models, to calibrate models against market transactions and to check market value with external counterparties.

Sustainability risk

Sustainability risk is the risk of SEK directly or indirectly, negatively affects externalities within the areas of environmental and climate considerations, anti-corruption, human rights, labor conditions or business ethics.

SEK is indirectly exposed to sustainability risks in connection to its lending activities. High sustainability risks could occur in financing of large projects or of businesses in countries with high risk of corruption or human rights violations.

• SEK only engages in transactions that are compatible with the mission and for which SEK can serve as a good example through compliance with the international sustainability guidelines adhered to by the company.
• Initially approved projects that can give rise to sustainability-related challenges at a later stage, including reputational risk, are to be assigned particular attention and reported to the Board.

• Know your customer checks and controls to detect money laundering and terrorism financing are to be conducted on an ongoing basis.

• For transactions conducted when other requirements applied and which would not meet current requirements, the company must in the first instance investigate possibilities for divesting and in the second instance have a clear communication plan.

Sustainability risks are managed according to a risk-based approach. In cases of heightened sustainability risk, a detailed sustainability review is performed and measures could be required in order to mitigate environmental and social risks. Requirements are based on national and international regulations and guidelines within the areas of environment and climate, anti-corruption, human rights including labor conditions and business ethics including tax.

Business and reputational risk Business risk is the risk of an unexpected decline in revenue as a result of a decrease in volumes and/or falling margins. .

SEK’s earnings tend to increase in stressed situations when the financial sector’s overall lending capacity declines. It is also in these situations that it is considered most likely that SEK could potentially incur substantial loan .

• Monitor concentration in revenues derived from a few clients. • Monitor reputational impact from business activities.

Business risk is identified through risk analysis and is monitored and prevented as deemed necessary. Costs to reduce risk exposures must be in proportion to the effect that such measures have. Reputational risk is actively

Risk class	Risk profile	Risk appetite metrics	Risk management

Reputational risk is the risk of a negative reputation and/or reduced revenue as a result of external perceptions of the company or the sector in general.

losses. The negative earnings effect of increased loan losses tends to be compensated by increased earnings over time. Factors considered to affect the reputation of the SEK brand are mainly loan losses, transactions that could be perceived to lack Swedish interest or the perception that the company has breached applicable regulations, for example with regard to sustainability.

prevented and mitigated to an acceptable level. Costs to reduce risk exposures must be in proportion to the effect that such measures have. The company’s communication plan describes the principles for both long-term and short-term management of reputational risk.

Strategic risk (business environment risk)

Strategic risk is the risk of lower revenue as a result of adverse business decisions, improper implementation of decisions or lack of adequate responsiveness to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors.

SEK’s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives; (1) the impact of these reforms on SEK’s business model and (2) the requirements on the organization resulting from increased regulatory complexity.

• SEK accepts conscious strategic risks in line with the company’s strategy.
• Control of the new initiatives should include monitoring of growth in business volumes and in appropriate cases, be limited.

Strategic risk is identified through risk analysis and is monitored and prevented as deemed necessary. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

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

In addition to the internal capital adequacy assessment process, an in-depth liquidity analysis is performed. During the planning period, the liquidity requirement and its composition in terms of liquidity requirements for different currencies, among other items, are evaluated to ensure the company has adequate liquidity to implement the business plan and meet regulatory requirements.

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

When SEK performs the internal capital adequacy assessment, it applies methods other than those used for the Swedish FSA’s capital requirement. The assessment is based on SEK’s internal calculation of economic capital, which captures all of the specific risks to which SEK’s operations are exposed, even risks over and above those included in the Swedish FSA’s capital requirement. For example, for credit risk, economic capital is based on a quantitative approach whereby Value at Risk (VaR) is calculated at a confidence level of 99.9 percent. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a defined time horizon (usually one year). The methodology used in the VaR quantification is based on the Credit Metrics model. In addition to the internal capital adequacy assessment, SEK also estimates the total capital requirement as set for SEK by the Swedish FSA in its annual review and evaluation process. The capital adequacy assessment estimated by the Swedish FSA is a minimum requirement for SEK’s own funds. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2017”, available at www.sek.se/en/investor-relations/. Information available on or accessible through SEK’s website is not incorporated herein by reference.

New regulations that impact capital adequacy or liquidity

For exposures to central governments and regional governments, SEK has previously had an exemption from using the IRB approach for risk classification and quantification of credit risk. Therefore, SEK has applied the standardized approach for these exposures up until March 30, 2017. In the end of the first quarter of 2017, SEK changed to the IRB approach after receiving permission from the Swedish FSA for so doing. Accordingly, the minimum capital requirement for these exposures has increased.

By SEK’s assessment, the company has sufficient eligible own funds in accordance with the BRRD.

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

2.6

Fiscal Agency Agreement dated March 30, 2017, relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

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

2.9

Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Program (filed herewith).

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

February 26, 2018