Form 20-F
period 2018-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2019-02-25
CIK 352960

As filed with the Securities and Exchange Commission on February 25, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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

Stefan Friberg, Swedish Export Credit Corporation, P.O.Box 194, SE-101 23 Stockholm Email: Stefan.Friberg@sek.se Phone 46-8-613 88 05, Fax 46-8-20 38 94
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
ELEMENTSSM Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Agriculture Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Energy Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Metals Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Total ReturnSM due October 24, 2022	NYSE ARCA, Inc.

ELEMENTSSM Linked to the ICE BofAML Commodity index eXtraBiofuels Exchange Series — Total Return due February 13, 2023	NYSE ARCA, Inc.

ELEMENTSSM Linked to the ICE BofAML Commodity index eXtra (GRains)— Total Return due February 14, 2023	NYSE ARCA, Inc.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

TABLE OF CONTENTS —

INTRODUCTORY NOTES

In this annual report on Form 20-F (the “annual report”), unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”).

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (publ), (Swedish Export Credit Corporation) (the “Parent Company”), including the Swedish system for officially supported export credits (the “CIRR-system”), which is described herein, and the Parent Company’s wholly owned, inactive subsidiary SEKETT AB (the “Subsidiary”).  These are jointly referred to as the “Consolidated Group” or the “Group”. During 2018, the winding-down of the subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB, was completed.

The Consolidated Financial Statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements for 2018 of the Parent Company and the Subsidiary and for 2017 and earlier of the Parent Company together with Venantius AB and its wholly owned subsidiary VF Finans AB. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2017: Skr 10 million)” means that the relevant figure for 2017, or as of December 31, 2017, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations and the Annual Report for the financial year of 2018, is available at www.sek.se/en/investor-relations. Information available on or accessible through SEK’s website is not incorporated herein by reference.

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

•                  negative interest rates may have an impact on SEK’s profitability; and

•                  the transition from the use of London interbank offered rates (LIBOR) may adversely affect SEK’s profitability.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A                   Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes. The Consolidated Statement of Comprehensive Income data for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and the Consolidated Statement of Financial Position data as of December 31, 2018, 2017, 2016, 2015 and 2014 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).

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

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2018		2017	2016	2015	2014
Net interest revenues	1,442		1,683	1,747	1,662	1,578
Operating income	1,427		1,553	1,608	2,056	2,078
Operating profit	852		1,007	1,002	1,535	1,629
Net profit (after taxes)	648		772	780	1,187	1,260
Dividend per share (Skr)	48.70	(A)	58.05	58.65	89.22	94.74
Total comprehensive income	883		672	664	1,049	1,494

(A) The dividend for the year ended December 31, 2018 is to be proposed to the Annual General Meeting, which will be held on March 28, 2019, and is subject to approval at that meeting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2018	2017	2016	2015	2014
Total loans outstanding (B)	209,226	195,120	208,700	205,097	218,222
Total assets	302,033	264,392	299,442	280,411	325,166
Total debt	257,847	226,873	255,214	235,644	284,137
of which subordinated	—	2,040	2,266	2,088	1,945
Equity	18,239	17,574	17,136	16,828	16,157
of which share capital	3,990	3,990	3,990	3,990	3,990
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	302,033	264,392	299,442	280,411	325,166

(B) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. Certain deposits with banks and states are not a part of total loans, although they are included in the items Loans to Credit Institutions and Loans to the Public in the Consolidated Statement of Financial Position. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

B                   Risk Factors

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

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainties remain concerning the outlook and the future economic environment related to recent events in those regions, such as a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the United Kingdom (the “UK”) submitting formal notification under Article 50 of the Lisbon Treaty to the European Council of the intention of the UK to withdraw its membership in the European Union (commonly referred to as “Brexit”). In November 2018, negotiators from the EU and the UK agreed on a draft exit agreement, which was later approved at the highest political level by the Heads of State or Government of the EU countries.  The UK House of Commons voted to reject the draft , increasing the uncertainty surrounding the actual consequences of membership withdrawal. Furthermore, political uncertainty related to the trade conflict between the US and China and the impact of the US presidential administration, including on free trade agreements between the US and other countries, could have a negative impact on SEK’s business and earnings.

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

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. For example, during the first five months of 2018 SEK did not issue any Japanese structured debt due to the impact of the European Union legal framework Markets in Financial Instruments Directive (“MiFID II”).

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

In particular, SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Financial regulators around the world have responded in the wake of the financial disruptions from 2008 and onwards by proposing significant changes to the regulatory regime applicable to financial service companies such as SEK. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden), could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay its debt. For example, in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to a fund to support the recovery of credit institutions, which adversely affected SEK’s results of operations.

The European Bank Recovery and Resolution Directive (the “BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies.  In Sweden, the requirements of the BRRD generally were implemented into Swedish law by the Resolution Act 2016 (as amended, the “Resolution Act”) as of February 1, 2016. In accordance with the BRRD, SEK is subject to a minimum requirement for own funds and eligible liabilities, which is a parallel requirement to the CRR (as defined below) in the EU. SEK is currently in compliance with the minimum requirement for own funds and eligible liabilities determined for it by the national resolution authority, which in Sweden is the Riksgäldskontoret (Swedish National Debt Office). If SEK does not comply in the future, the Swedish National Debt Office may require SEK to fulfill the requirements by issuing capital that is subordinated to SEK’s outstanding senior debt. SEK may experience difficulties in issuing this subordinated debt or the interest rate on this subordinated debt may be considerably higher than on senior securities issued, which would negatively impact SEK’s profitability. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Supervisory Authorities”.

The Resolution Act confers substantial powers on the Swedish National Debt Office to enable it to take a range of actions in relation to Swedish financial institutions that are considered to be at risk of failing, including a debt write-down tool. The exercise of any resolution power, or any suggestion of the exercise of any resolution power, may have a material adverse effect on the SEK’s ability to obtain financing, or could cause the cost of financing to increase and/or could affect SEK’s ability to fulfill its obligations

In addition, in the wake of the financial disruptions from 2008 and onwards, the Basel Committee on Banking Supervision (the “Basel Committee”) has revised the Basel regime to provide for new, stricter regulations with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to maintain relatively more own funds (capital base) in relation to their risk-weighted assets as well as better matched borrowing in relation to their obligations. Furthermore, tighter rules on which assets can be defined as liquidity reserves as well as stricter requirements on the clearing of derivatives may also affect international capital markets. In addition, MiFID II became applicable in the European Union on January 3, 2018. Among other requirements, MiFID II imposes new requirements on the issuance and distribution of bonds and, therefore, may affect international capital markets, as well.  Compliance with these new rules and regulations may increase the costs of borrowing for all financial institutions, including SEK. For example, as a consequence of efforts to adapt to the MiFID II requirements, SEK did not issue any structured debt in the Japanese market in the first five months of 2018. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision” below.

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

European Market Infrastructure Regulation (EMIR), a regulation regarding OTC-derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. Since then, various parts of the regulation have become effective. During 2018, additional parts of the regulation related to central clearing of certain OTC-derivatives came into effect. SEK may be required to post additional collateral related to its derivatives and may face higher costs as a result of these regulatory requirements.

IFRS 9 replaced IAS 39 on January 1, 2018, with regard to accounting rules for financial instruments.   The transition to IFRS 9  did not have a material negative impact on SEK´s equity, but the implementation of a new model for expected credit loss may increase the volatility of SEK’s earnings over time.

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

As an international lending institution, the Group is subject to some exchange-rate risk. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of the Group’s foreign-currency obligations. For example, during 2018, there were fluctuations in major currencies due to political unrest, even though that did not have a significant impact on SEK’s financial condition during the year. The values of a majority of the items presented in the Consolidated Statements of Financial Position are subject to fluctuations as a result of changes in the exchange rate between the Swedish krona and other currencies, such as the U.S. dollar and the Euro. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies. Higher inflation in certain countries, including in Europe, may also result in devaluation of currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

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

Broadly, operational risk can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or malware that may be developed in the future or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties.  SEK did not experience any incidents relating to security failures, data losses, cyber-attacks or breaches during 2018 that had a material effect on SEK’s operations. SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Failure to address operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance and/or ability to repay its debt. SEK has in the recent past incurred additional costs related to the enhancement of IT-systems due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

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

LIBOR transition may adversely affect SEK’s profitability

As a result of recent regulatory and other legal proceedings, actions by regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined, its discontinuance or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (FCA), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such an announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021. At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate (for example, the Euro Interbank Offered Rate, also known as Euribor, and the Stockholm Interbank Offered Rate, also known as Stibor, which are also significant reference rates for SEK), the establishment of alternative reference rates, or the impact of any such events on contractual mechanisms may have on the markets, SEK or the Company’s floating rate debt securities. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may negatively impact market liquidity, SEK’s access to funding required to operate the business and the trading market for the Company’s floating rate debt securities. Furthermore, the use of alternative reference rates or other reforms could cause the interest payable on SEK’s outstanding floating rate debt securities to be materially different, and potentially higher, than expected.

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

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Klarabergsviadukten 61-63, Stockholm, Sweden; and the Parent Company’s telephone number is +46-8-613-83 00. The Parent Company’s authorized representative in the United States is Business Sweden, whose contact information is as follows:

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

SEK extends loans on commercial terms at prevailing fixed or floating market interest rates as well as loans on State-supported terms at fixed interest rates that may be lower than prevailing fixed market rates in the CIRR-system. The compensation from the CIRR-system to SEK is recorded as a part of interest income in the Consolidated Statement of Comprehensive Income. See Note 1(f) to the Consolidated Financial Statements. Because Sweden is a member of the Organization for Economic Co-operation and Development (the “OECD”), the CIRR-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “Export Credit Guidelines”).

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

2018

•                  SEK’s new lending to Swedish exporters and their customers amounted to Skr 57.0 billion (2017: Skr 89.3 billion), of which new lending to Swedish exporters was Skr 18.0 billion (2017: Skr 21.6 billion) and new lending to exporters’ customers amounted to Skr 39.0 billion (2017: Skr 67.7 billion).

•                  SEK has focused on broadening its client base and product offerings. SEK has performed strongly in soliciting new clients and the customer base has significantly increased. SEK has gained 17 new customers, consisting of customers in both of SEK’s customer groups: large and medium-sized companies.

•                  Toward the end of 2018, SEK decided on a new organizational structure. Effective January 1, 2019, SEK has implemented the reorganization aimed at focusing client operations and strengthening business support. The Lending business area was split into two separate functions, Large Corporates and Mid Corporates. Two new functions have been established: Business Development, Business Support and Transformation; and Strategic Partnerships and Relations. Moreover, the accounting and treasury units have been reorganized as one function under the Chief Financial Officer (the “CFO”).

•                  SEK’s new lending to green projects totaled Skr 2.0 billion in 2018 (2017: Skr 2.4 billion).

•                  SEK’s net interest income amounted to Skr 1,442 million (2017: Skr 1,683 million). Net interest income was affected negatively by a higher resolution fee of Skr 266million (2017: Skr 193 million) which SEK is required to pay to a fund to support the recovery of credit institutions.

•                  SEK has a credit facility with the Swedish National Debt Office of Skr 125 billion, renewed through the end of 2019 by the Swedish Parliament, in order to further enhance the ability to promote the Swedish export industry. SEK has not yet utilized the credit facility. The credit facility is only available for CIRR loans.

•                  The Board of Directors of SEK (the “Board”) has resolved to propose at the Annual General Meeting that a total dividend of Skr 194 million (2017: Skr 232 million) be paid in accordance with SEK’s dividend policy of 30 percent of the profit of the year.

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

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2018 and 2017:

	Year ended December 31,
Skr mn	2018	2017	Changes in percent
Total loans outstanding(A)	209,226	195,120	7%
of which CIRR-system	69,922	49,124	42%
Total debt outstanding (B)	257,847	226,873	14%
of which CIRR-system	70,144	49,252	42%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

(B) Debt outstanding includes subordinated debt of Skr - million and Skr 2,040 million as of December 31, 2018 and 2017, respectively.

Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2018:

	Year ended December 31,
Skr mn	2018	2017	Changes in percent
Offers of long-term loans accepted	57,015	89,305	-36%
Total loan disbursements	-77,598	-61,157	27%
Total loan repayments	78,912	75,109	5%
Total net increase/ (decrease) in loans outstanding	14,106	-13,580	NM
Loans outstanding	209,226	195,120	7%
Loan commitments outstanding but undisbursed(A)	50,814	72,914	-30%

(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, including as a result of changes in the commercial and financial institutions’ need for funds, an accepted loan may never be disbursed. Currency exchange-rate effects also impact the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of loans disbursed as presented in the Statement of Cash Flows in the

Consolidated Financial Statements for a single fiscal year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans”. See Note 11 to the Consolidated Financial Statements.

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2018	2017	2016	2015	2014
Lending to exporters’ customers	119,467	102,060	113,738	118,284	128,165
of which CIRR-system	69,922	49,124	49,802	43,128	47,377

Lending to Swedish exporters	89,759	93,060	94,962	86,813	90,057
of which CIRR-system	—	—	—	—	—
Total	209,226	195,120	208,700	205,097	218,222
of which CIRR-system	69,922	49,124	49,802	43,128	47,377

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

SEK has no exposure to loans that it would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

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

Pursuant to an owner instruction adopted by the sole shareholder, the Swedish State, at the Annual General Meeting in April 2016, the difference between interest income related to lending and liquid assets under the CIRR-system on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the CIRR-system, on the other hand, are reimbursed by (or paid to) the Swedish State.

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

Because Sweden is a member of the OECD, the CIRR-system is designed to comply with the Export Credit Guidelines, which establish minimum interest rates, required down payments and maximum loan periods for government-supported export loan programs.

SEK offers CIRR loans established by the OECD in accordance with the Export Credit Guidelines. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The Export Credit Guidelines stipulate that loan offers may remain valid for a period of not more than 120 days. EU rules and Swedish regulations state that the commercial contract relating to the loan offer must be signed within that 120-day period. Thereafter, the CIRR rate can be locked in for a maximum period of six months in order for the loan agreement to be finalized. No commitment fee is charged by SEK for CIRR loans. SEK receives compensation from the Swedish government in the form of an administrative fee of 0.25 percent per annum, which is calculated based on the loan amount outstanding. The arranging or agent-bank, generally a commercial bank, receives compensation in the amount of 0.25 percent per annum, based on the loan amount outstanding, to cover its costs for arranging and managing loans.

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

Guarantees and Credit Default Swaps

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States (“USEXIM”), the Exports Credits Guarantee Department of the United Kingdom (“ECGD”), Compagnie Française d’Assurance pour le Commerce Extérieur (“Coface”) of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the CIRR-system are guaranteed by the EKN.

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2018	2017
Government export credit agencies	143.8	151.3
of which covered corporate exposures	91	101.1
of which covered exposures to financial institutions	0.2	0.4
of which covered exposures to regional governments	1.7	0.5
of which covered sovereign exposures	50.9	49.3

As of December 31, 2018, government export credit agencies guaranteed 42.6 percent of SEK’s total credit exposures.

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

Loan Maturities

SEK’s historical role (and one that continues today) has been in the provision of long-term financing in order to promote the Swedish export industry. Since many of the projects the export industry engages in are long-term projects, both with regard to disbursement periods and repayment periods, SEK’s loans often have longer terms than those of loan products offered by commercial banks. However, SEK also meets its customers’ needs by providing short-term financing when required. Consequently, SEK’s loan maturities range from very short-term loans (with terms of three to six months) to loans for as long as 20–30 years. Under the CIRR-system, loan maturities generally range from one year up to 20–30 years.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2018.

	Percentage of loan offers accepted
Currency in which loan is denominated	2018	2017
Swedish kronor	33%	34%
Euros	13%	14%
U.S. dollars	50%	50%
Other	4%	2%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 30 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2018 and December 31, 2017. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2018	2017
Loan credit exposure to Swedish State guarantees via EKN(A)	40%	35%
Loan credit exposure to Swedish credit institutions(B)	4%	4%
Loan credit exposure to foreign bank groups or governments(C)	11%	15%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	30%	30%
Loan credit exposure to municipalities	3%	3%
Loan credit exposure to other foreign counterparties, primarily corporations	12%	13%
Total	100%	100%

(A) EKN guarantees are in substance insurance against losses caused by the default of a foreign borrower or buyer in meeting its contractual obligations in connection with the purchase of Swedish goods or services. In the case of a foreign private borrower or buyer, coverage is for “commercial” and, in most cases, “political” risks. Coverage for “commercial” risk refers to losses caused by events such as the borrower’s or buyer’s insolvency or failure to make required payments within a certain time period (usually six months). Coverage for “political” risk refers to losses caused by events such as a moratorium, revolution or war in the importing country or the imposition of import or currency control measures in such country. Disputed claims must be resolved by a court judgment or arbitral award, unless otherwise agreed by EKN. In the table above, only the particular amount of any given total loan that is guaranteed is listed as such. The amount of any such loan that is not covered by the relevant guarantee is excluded. EKN is a State agency whose obligations are backed by the full faith and credit of Sweden.

(B) At December 31, 2018, loans in this category amounting to approximately 1 percent (2017: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden, including guarantees in the form of bank guarantees or credit derivatives. The remaining 3 percent (2017: 3 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden, including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2018, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2018, approximately 12 percent (2017: 12 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “— Lending Operations — General” for information on the geographical distribution of borrowers, see also Note 27 to the Consolidated Financial Statements.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

SEK has not entered into any new business in or with Iran since 2005.

Swedish Government Supervision

Supervisory Authorities

SEK operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (2004:297). As such, it is subject to supervision and regulation by Finansinspektionen (the Swedish FSA), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Swedish Banking and Financing Business Act, including the regulations linked to it, and such institutions’ corporate charters. Beginning in 2018, this supervision with respect to capital covers the Parent Company but not the Subsidiary because the Subsidiary is not classified as a credit market institution.

Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, quarterly, semi-annual and annual basis and may conduct periodic inspections. The Swedish FSA may also (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

The Swedish National Debt Office requires information from the credit institutions based on a resolution framework that came into force on February 1, 2016, the Resolution Act (2015:1016). The Resolution Act originates from the BRRD, which provides an EU-wide framework for the recovery and resolution of credit institutions, among others. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system. The information is used to set the minimum requirement for own funds and eligible liabilities for the credit institution. The Swedish National Debt Office has concluded that Swedish institutions, including SEK, have business activities that are critical to the Swedish financial system and have prepared plans that outline the measures that the Swedish National Debt Office intends to take in the event of resolution. The Swedish National Debt Office has also set a minimum requirement for own funds and eligible liabilities for those institutions. Pursuant to the Swedish National Debt Office’s decision concerning the next reporting period, in 2019, the minimum requirement of total eligible liabilities and own funds for SEK is 8.3 percent (2018: 7.1 percent), as calculated in accordance with the resolution regime.

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

As a credit market institution, SEK is also subject to prudential regulations relating to, among other things, its capital adequacy, its maximal exposure to any counterparty or any group of interconnected clients and its liquidity position.

Capital adequacy regulations

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee, referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the Capital Requirements Regulation (CRR) (Regulation (EU) no. 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no. 648/2012) and the Capital Requirements Directive (CRD IV) (Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC).The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. The CRD IV was incorporated into Swedish legislation as of August 2, 2014 and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration. In November 2016, the European Commission presented a proposal to revise the CRD IV and the CRR. The proposal includes, along with other changes, a binding leverage ratio as well as a binding net stable funding ratio. In December 2018, the European Parliament and the Council of the European Union announced they reached a provisional political agreement on the proposed revisions to the CRR and CRD IV (CRR II and CRD V, respectively), and a plenary vote to officially adopt the agreement is expected in early 2019.

The Basel Committee adopted the 2017 Revisions to the Basel III capital framework to reduce the variability of risk-weighted assets within the banking system. The 2017 Revisions include an output floor, altered standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches and changes in leverage ratio requirements. It is planned to enter into force on January 1, 2022. From a Swedish perspective, the 2017 Revisions must first be implemented through revisions to the CRR II and CRD V, before they could impact SEK’s applicable capital requirements.

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

(iii) Pillar 3 concerns and places requirements on openness and transparency and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. The European Banking Authority (EBA) guidelines EBA/GL/2016/11 published in 2017 do not apply fully to SEK yet, since it has not yet been clarified by the Swedish FSA if and when SEK will start to be fully covered by the guidelines. SEK reported in accordance with Pillar 3 for the first time in the Annual Report for 2007. Since 2008, SEK has also published a separate report in accordance with Pillar 3: “Capital Adequacy and Risk Management Report, Pillar 3”.

Liquidity standards

As mentioned above, the CRR also introduces new liquidity standards: the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR). The LCR requires that a bank holds enough high quality liquid assets to cover its projected net cash outflows over a 30-day stress scenario. The European Commission has adopted a delegated act on LCR. The detailed LCR rules came into force on October 1, 2015 with phase-in of 60 percent in 2015, 70 percent in 2016, 80 percent in 2017 and 100 percent in 2018. In addition, the Swedish FSA requires institutions to keep a LCR of at least 100 percent separately in euro and USD. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of its assets and off-balance sheet activities under both normal and stressed conditions.

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

	Minimum Capital Requirement(1)		Minimum Capital Requirement including Buffers Requirement(1)		SEK Capital Ratios
Capital Ratios	2018	2017	2018	2017	2018	2017
Common Equity Tier 1 capital ratio	4.5%	4.5%	8.5%	8.4%	20.1%	20.6%
Tier 1 capital ratio	6.0%	6.0%	10.0%	9.9%	20.1%	20.6%
Total capital ratio	8.0%	8.0%	12.0%	11.9%	20.1%	23.0%

(1) Under Pillar 1.

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. SEK is also expected to cover the supplementary capital requirements estimated under the second pillar, which in practice constitutes as an extension of the minimum capital requirement for financial institutions in Sweden. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under the first pillar and the supplementary capital requirements under the second pillar.

The main reason for the decrease in SEK’s capital ratios as of December 31, 2018 was due to the fact that SEK called a Tier 2 eligible subordinated debt instrument early and redeemed it on November 14, 2018 in accordance with its terms. The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS9 are utilized. See Note 26 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients, that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of own funds.

As percentage of	2018	2017
Large exposures as percentage of the own funds	318.6%	230.6%

The aggregate amount of SEK’s large exposures as of December 31, 2018 consisted of exposures to 23 different counterparties, or counterparty groups, the majority of which relate to combined exposures for which more than one counterparty is responsible for the same payments.

In order to monitor large exposures, SEK has defined internal limits for large exposures, which are monitored daily, along with other limits.

C                                                                              Organizational Structure

In order to increase the focus on customers, SEK has made organizational changes. In October 2018, the Lending function split into two separate functions; Large Corporates and Mid Corporates. These two functions are responsible for all customer relations contacts and cooperates with a Credit function and a Treasury group. SEK also maintains a risk control unit and a compliance function as well as staff and support functions.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 30 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 - 2018. As of 2019, this assignment has been transferred to another external party, Deloitte. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the Company’s internal risk model. SEK’s Risk and Compliance Committee, of which the Chief Executive Officer (CEO) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

D                               Property, Plant and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased. SEK also leases office space in Gothenberg, which occupies approximately 14 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A                               Operating Results

A major part of SEK’s operating profit derives from net interest income, which is earned mainly on loans to customers, but also to a lesser extent on liquidity investments. Borrowing for these assets comes from equity and from securities issued in international capital markets. Accordingly, the key determinants of SEK’s operating profit are the interest rate on interest-bearing assets, the interest rate of issued securities, the outstanding volume of interest-bearing assets and the proportion of assets financed by equity.

SEK issues debt instruments with terms that may be fixed, floating or linked to various indices. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and SEK’s public role have enabled SEK to achieve borrowing at levels that are competitive within the market. Another factor affecting net interest income is the size of the resolution fee, which SEK is required to pay to a fund to support the recovery of credit institutions.

In addition to net interest income, another key influence on SEK’s operating earnings has been changes in the fair value of certain assets, liabilities and derivatives. The factor that mainly impacts unrealized changes in fair value is cross-currency basis spreads. Cross-currency basis spread is the deviation in the nominal interest rate between two currencies in a currency interest rate swap caused by the difference between the base interest rate of the currencies.

Operating expenses, driven by personnel expense and other administrative expenses, also have an important impact on SEK’s operating profit.

Total other comprehensive income is mainly affected by cash-flow hedges.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly relate to changes in credit spreads on SEK’s own debt, which due to IFRS 9, are reported in other comprehensive income from 2018 compared to net results of financial transactions prior to IFRS 9, and basis spreads, which are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely.

For Critical Accounting Policies and Estimates and Recent Accounting Pronouncements Issued and Other Accounting Related Announcements, see Note 1 to the Consolidated Financial Statements.

Assets and Business Volume

	As of December 31,
Skr bn	2018	2017	Changes in percent
Total Assets	302.0	264.4	14%
Liquidity Investments	78.6	55.7	41%
Loans outstanding and disbursed	209.2	195.1	7%
-Percentage in the CIRR-system	33%	25%

The financial item total assets increased compared to the end of 2017, mainly due to disbursements of loans and the purchase of liquidity investments due to new funding.

New lending (offers accepted)

	As of December 31,
Skr billion	2018	2017	2016
Lending to Swedish exporters(1)	18.0	21.6	18.1
of which CIRR-system	—	—	—
Lending to exporters’ customers(2)	39.0	67.7	36.7
of which CIRR-system	4.9	36.9	10.8
Total	57.0	89.3	54.8

(1) Of which Skr 0.0 billion (year-end 2017: Skr 0.7 billion) had not been disbursed at period-end.

(2) Of which Skr 5.1 billion (year-end 2017: Skr 35.1 billion) had not been disbursed at period-end.

There is high access to finance in the banking and capital markets for Swedish exporters. This impacted SEK’s new lending, which was down compared to last year. Loans covered by the CIRR-system as a percentage of new lending were significantly down compared to last year. CIRR-system loans are often part of major transactions that occur less frequently, which means that new lending in this respect varies between years.

Binding offers outstanding of lending

Offers outstanding

	As of December 31,
Skr bn	2018	2017
Volume of binding offers outstanding	0.7	1.2
CIRR loans as percentage of volume of binding offers outstanding	83%	52%

Commitments of undisbursed loans amounted to Skr 50.8 billion in 2018 (year-end 2017: Skr 72.9 billion).

Counterparty Risk Exposures

SEK’s exposures to central and regional governments and corporates have increased as exposures to financial institutions have decreased. For more information, see the table “Total net exposures” in Note 27 to the Consolidated Financial Statements.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2018	2017
Central governments	169.6	167.1
Regional governments	13.4	11.4
Multilateral development banks	0.1	0.0
Public Sector Entity	0.6	0.4
Financial institutions	34.2	38.6
Corporates	119.5	109.7
Total counterparty exposure	337.4	327.2

Other exposures and risks

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and issued unsubordinated securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions are used, or if assumptions change, a different result may arise. Excluding the impact on the valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets.

SEK maintains a conservative policy with regard to market risk exposures, primarily consisting of interest rate risks, currency risks and operational risks. For risks and exposures, see Note 27 Risk Information as well as Note 30 Risk and capital management.

Results of Operations

Net interest income

Skr bn, average	2018	2017	%	2016	%
Total loans	202.2	201.9	0%	206.9	-2%
Liquidity investments	67.2	64.0	5%	65.5	-2%
Interest-bearing assets	269.3	265.9	1%	272.4	-2%
Interest-bearing liabilities	242.4	241.0	1%	245.4	-2%

2018 compared to 2017

Net interest income amounted to Skr 1,442 million (2017: Skr 1,683 million), a decrease of 14 percent compared to the previous year. Net interest income was affected negatively by Skr 73 million due to a higher resolution fee of Skr 266 million (2017: Skr 193 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2018, the resolution fee amounted to 0.125 percent of the calculation basis (2017: 0.09 percent), which essentially corresponds to SEK’s debt-financed assets less the CIRR loans. In 2019, the resolution fee will go back to 0.09 percent and beginning in 2020, it will be 0.05 percent. Net interest income was also affected negatively by higher average borrowing costs.

2017 compared to 2016

Net interest income amounted to Skr 1,683 million (2016: Skr 1,747 million), a decrease of 4 percent compared to the previous year. Net interest income was affected negatively by a higher resolution fee of Skr 193 million (2016: Skr 102 million), which SEK is required to pay to a fund to support the recovery of credit institutions. The higher fee was partially offset by higher market interest rates and lower borrowing costs.

Commission earned and commission incurred

2018 compared to 2017

Commission earned and commission incurred amounted to Skr -32 million (2017: Skr -28 million). Commission earned amounted to Skr 5 million (2017: Skr 3 million). Commission incurred amounted to Skr -37 million (2017: Skr –31 million).

2017 compared to 2016

Commission earned and commission incurred amounted to Skr -28 million (2016: Skr -29 million). Commission earned amounted to Skr 3 million (2016: Skr 3 million). Commission incurred amounted to Skr -31 million (2016: Skr –32 million).

Net results of financial transactions

2018 compared to 2017

Net results of financial transactions amounted to Skr 19 million (2017: Skr -102 million). The result was mainly due to realized gains related to the repurchase of SEK’s own debt and early redemption of loans. This was offset by unrealized losses in the fair value of assets in the liquidity portfolio and on derivatives.

2017 compared to 2016Net results of financial transactions amounted to Skr -102 million (2016: Skr -110 million), mainly due to unrealized losses related to changes in the fair value of the credit spreads on SEK’s own debt, where increased credit spreads have had a negative effect on net profit. This was partially offset by unrealized gains related to the fair value of currency swaps.

Operating expenses

Skr mn	2018	2017	%	2016	%
Personnel expenses	-311	-320	-3%	-308	4%
of which provision to the EIS	—	7		4
Other administrative expenses	-231	-232	0%	-236	-2%
Depreciation and impairment of non-financial assets	-40	-45	-11%	-46	-2%
Total Operating expenses	-582	-597	-3%	-590	1%

2018 compared to 2017

Operating expenses decreased 3 percent compared to the previous year, due to decreased personnel expenses and depreciation and impairment of non-financial assets. The impairment related to intangible assets. Beginning in 2017, SEK introduced a system for individual variable remuneration (“IVR”)  for permanent employees with customer or business responsibility, with the exception of members of the executive management team. No provision was made in 2018 for the individual variable remuneration (2017: Skr 7 million).

2017 compared to 2016

Operating expenses increased somewhat compared to the previous year, mainly due to increased personnel expenses, which were partially offset by a decrease in other administrative expenses. In 2017, a provision of Skr 7 million was made for the IVR, compared to a reversal of Skr 4 million in 2016 for the previous employee incentive scheme (“EIS”). Beginning in 2017, SEK introduced a system in which SEK could offer permanent employees with customer or business responsibility, with the exception of members of the executive management, the possibility of IVR. The outcome at Company level is capped at a maximum of two months’ salary, calculated on the basis of all Company employees entitled to IVR.

Depreciation and impairment of non-financial assets

2018 compared to 2017

Depreciation and impairment of non-financial assets amounted to Skr -40 million, which was a decrease of 11 percent compare to the previous year. The impairment related to intangible assets.

2017 compared to 2016

Depreciation and impairment of non-financial assets amounted to Skr -45 million, which was in line with the previous year.

Net credit losses

2018 compared to 2017

Net credit losses amounted to Skr 7 million (2017: Skr 51 million). The positive result was attributable to changes in the macroeconomic forecasting scenario and risk factors in accordance with IFRS 9 procedures. Further impairment of stage 3 credits offset much of these changes. See Note 9 to the Consolidated Financial Statements.

Loss allowances as of December 31, 2018 amounted to Skr -139 million compared to Skr -137 million as of January 1, 2018 of which exposures in stage 3 amounted to Skr -84 million (January 1, 2018: Skr -66 million). The reserve was affected negatively by unfavorable exchange rate effects.

2017 compared to 2016

Net credit losses amounted to Skr 51 million (2016: Skr -16 million). In 2017, a provision of Skr -59 million was made for anticipated credit losses relative to individually-assessed counterparties. During 2017, a previous reserved loss of Skr 47 million was realized. The collectively-assessed credits reserve decreased by Skr 80 million during the year. The decrease was due to improvements in the assessment basis in preparation for the introduction of the new process under IFRS 9, which began in 2018 (see Notes 1 and 9 to the Consolidated Financial Statements). The collectively-assessed credits reserve amounted to Skr 90 million at December 31, 2017 (year-end 2016: Skr 170 million).

Taxes

2018 compared to 2017

Tax costs amounted to Skr -204 million (2017: Skr -235 million), of which Skr -448 million (2017: Skr -262 million) consisted of current tax and Skr 245 million (2017: Skr 27 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The effective tax rate was 24.0 percent (2017: 23.3 percent), while the nominal tax rate for 2018 was 22.0 percent (2017: 22.0 percent). The difference between the nominal tax rate and the effective tax rate is primarily due to the fact that the interest expense for subordinated loans from 2017 is no longer deductible due to a change in the Swedish tax rules that became effective as of January 1, 2017.

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

Operating and net profit

2018 compared to 2017

Operating profit amounted to Skr 852 million (2017: Skr 1,007 million). Net profit amounted to Skr 648 million (2017: Skr 772 million). Operating profit decreased mainly due to a decrease in net interest income. This was offset by an increase in net results of financial transactions and a decrease in operating expenses.

2017 compared to 2016

Operating profit amounted to Skr 1,007 million (2016: Skr 1,002 million). Operating profit increased due to an improvement in net credit losses, which was largely offset by a decrease in net interest income.  Net profit amounted to Skr 772 million (2016: Skr 780 million).

Other comprehensive income

Skr mn	2018	2017	2016
Items to be reclassified to operating profit	-25	-124	-123
of which available-for-sale securities	—	-33	46
of which other comprehensive income effects related to cash-flow hedges	-25	-91	-169
Items not to be reclassified to operating profit	326	-4	-26
of which own credit risk	374	—	—
of which revaluation of defined benefit plans	-48	-4	-26
Other comprehensive income before tax	301	-128	-149

2018 compared to 2017

The line item Other comprehensive income before tax amounted to Skr 301 million (2017: Skr -128 million), mainly due to a reversal of a previous reserve for parameter uncertainty related to credit spreads on SEK’s own debt. Items to be reclassified to operating profit related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest income due to the fact that hedging instruments previously were included in cash flow hedges. A major part of items not to be reclassified to operating profit were due to changes in own credit risk, but also due to revaluation of defined benefit pension plans due to a changed discount rate.

2017 compared to 2016

A major part of the items to be reclassified to operating profit related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest income due to the fact that hedging instruments previously were included in cash flow hedges. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions.

B                                                                              Liquidity, Capital Resources and Borrowing

SEK’s policy for liquidity and borrowing risk requires that for all credit commitments outstanding as well as agreed but undisbursed credits, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 125 billion with the Swedish National Debt Office, which in December 2018 was extended for 2019, as available borrowing, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2018, SEK had 5 months of available funds to meet potential disbursements under new lending agreements, as compared to 15 months as of December 31, 2017. See the section titled “Liquidity risk and refinancing risk” in Note 27 to the Consolidated Financial Statements and the liquidity risk discussion in Note 30 to the Consolidated Financial Statements.

Borrowing

Skr bn	2018	2017
New borrowing	60.4	82.4
Repurchase of own debt	3.0	2.7
Early redemption of borrowing	6.9	36.0

New borrowing in 2018 was lower than in 2017, particularly with regards to structured debt. As a consequence of efforts to adapt to the new MiFID II regulations, SEK did not issue any structured debt in the Japanese market in the first five months of the year.

During 2018, SEK issued four benchmark bonds, totaling USD 4.3 billion. In November 2018, SEK’s USD 250 million subordinated debt due November 14, 2023 was redeemed early.

SEK’s borrowing over the course of the year took place in a total of nine different currencies across a number of different geographic markets. Europe (other than the Nordic countries) and North America were the largest borrowing markets in 2018.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Debt Maturities:
Skr million	2019	2020	2021	2022	2023	Thereafter	Total
Senior debt	75,448	53,657	42,090	32,769	20,397	33,486	257,847
of which fixed-rate	39,345	43,280	29,222	24,698	15,464	10,307	162,316
of which variable-rate	7,163	0	6,289	0	0	0	13,452
of which formula-based	28,940	10,377	6,579	8,071	4,933	23,179	82,079

Subordinated debt	—	—	—	—	—	—	—
of which fixed rate	—	—	—	—	—	—	—
of which variable rate	—	—	—	—	—	—	—
Total debt	75,448	53,657	42,090	32,769	20,397	33,486	257,847

Senior Debt by Category:

	As of December 31,
Skr million	2018	2017
Fixed-rate(1)	162,316	141,523
Variable-rate (1)	13,452	10,292
Formula-based (1)	82,079	73,018
of which interest rate-linked	79,103	69,928
of which currency-linked	2,097	2,198
of which equity-linked	783	779
of which commodity-linked	96	113
of which credit-linked		—
Total senior debt(2)	257,847	224,833

(1) As of December 31, 2018, the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent per annum, respectively (2017: 0 percent to 10 percent). The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities. Due to the exceptionally low general interest levels in 2018, SEK has also experienced negative variable interest rates on its funding, especially debt denominated in Swiss Francs and Japanese Yen.

(2) Of which Skr 17 billion is linked to LIBOR

SEK’s economic hedges are expected to be effective in offsetting changes in fair value attributable to hedged risks. Certain assets and liabilities in such hedges require complex judgments regarding the most appropriate valuation models and assumptions. The gross values of certain assets and liabilities (primarily derivative and senior securities issued by SEK), which effectively hedge each other, are affected by this complexity. If different valuation models or assumptions are employed instead of those used in the valuations in this report, or if assumptions were change, this could produce different results regarding the gross value of such securities issued and hedging derivatives. Changes in the fair value of derivatives will usually be offset by changes in fair value of securities issued, and the connected change in the fair value will thus not have a material effect on either results or equity except the impact on valuation of credit spreads on SEK’s own debt and basis spreads.

The outstanding volume of debt with remaining maturities of one year or less decreased during 2018. On December 31, 2018, outstanding debt with remaining maturities of one year or less amounted to Skr 75 billion, compared with Skr 49 billion on December 31, 2017.

Contractual Commitments

For maturity analysis of SEK’s financial assets and liabilities as of December 31, 2017, see the table entitled “Contractual Flows” in Note 27 to the Consolidated Financial Statements.

C                             Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Some significant factors for 2018 are presented below:

•            Despite favorable access to other financing solutions, demand for SEK’s financing offerings is healthy.

•            During the year, SEK continued its efforts to reach new clients and to broaden its business with existing clients. Solicitation of new clients has been successful and SEK has concluded deals with new clients including large companies and medium-sized companies, the latter being a new customer group since 2015.

•            During 2018, SEK worked together with other export promotion agencies on the Swedish government’s Team Sweden initiative. SEK also works with other government export promotion agencies to improve the communication with companies, especially in providing information on the Swedish export credit system.

•            In 2017, SEK adopted the Equator Principles, a globally recognized framework for assessing and managing environmental and societal risks in conjunction with financing projects. This work has continued throughout the year of 2018.

•            During the year, credits were granted to six larger international projects where SEK conducted separate sustainability reviews in line with international guidelines for export credits. In 2018, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 2.0 billion, which was below the target of Skr 3.0 billion. In 2019, we will instead measure by the number of loans and not by the total volume.

•            In collaboration with clients and business partners, SEK has continued to clarify its commitment to human rights in conjunction with export credits.

For additional information on the trends affecting SEK and the risks it faces, see the discussions under “Business Volume” above and the “Risk Factors” in Item 3.

D                             Certain Off-Balance Sheet Arrangements

In 2018, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR-system. In December 2018, the Swedish Parliament confirmed that the credit facility will continue to be available in 2019 in an amount up to Skr 125 billion.

ITEM 6. DIRECTORS, SENIOR MANGEMENT AND EMPLOYEES

The Board is responsible for the management of the Parent Company.

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

A                                                                              Director and senior management

Board of Directors and Executive Officers

Name	Age(1)	Position(1)
Lars Linder-Aronson	65	Chairman of the Board and Director
Cecilia Ardström	53	Director
Anna Brandt	57	Director
Reinhold Geijer	65	Director
Hans Larsson	57	Director
Susanne Lithander(2)	57	Director
Lotta Mellström(2)	48	Director
Eva Nilsagård(3)	54	Director
Ulla Nilsson	71	Director
Hélène Westholm(3)	47	Director
Catrin Fransson	56	Chief Executive Officer
Per Åkerlind	56	Executive Vice President and Head of Treasury and Capital management
Karl Johan Bernerfalk	46	General Counsel
Andreas Ericson(4)	42	Head of Mid Corporates
Stefan Friberg	50	Chief Risk Officer
Theresa Hamilton Burman	56	Chief Credit Officer
Jens Hedar(4)	44	Head of Large Corporates
Johan Henningsson	53	Head of Sustainability
Petra Könberg	49	Head of Marketing and Business development
Jane Lundgren Ericsson(5)	53	Head of Lending
Ingela Nachtweij(6)	52	Acting Head of IT
Sirpa Rusanen	54	Head of HR
Susanna Rystedt	54	Chief Administrative Officer
Madeleine Widaeus(7)	48	Chief Information Officer

(1) As of December 31, 2018

(2) Resigned April 24, 2018

(3) From April 24, 2018

(4) From October 15, 2018

(5) Resigned October 12, 2018

(6) Resigned January 31, 2018

(7) From February 1, 2018

Changes after December 31, 2018

Hélène Westholm chose to leave the Board after approximately one year of service, effective January 31, 2019. On January 31, 2019, the Board determined that Hanna Lagercrantz will be a Board observer (Sw: adjungerad ledamot) until her election to the Board, which is expected to occur at the next Annual General Meeting on March 28, 2019.

Three new roles were created within management: Executive Vice President, Strategic Partnerships and Relationships; CFO; and Head of Business Development, Business Support and Transformation. Per Åkerlind, previously Executive Vice President and Head of Treasury and Capital Management at SEK, has been appointed as Executive Vice President, Strategic Partnerships and Relationships. Stefan Friberg, formerly Chief Risk Officer at SEK, has been appointed CFO and Susanna Rystedt, who previously held the role of Chief Administrative Officer at SEK, has been appointed as Head of Business Development, Business Support and Transformation. In conjunction with the introduction of these roles, the roles of Head of Treasury and Capital Management and Chief Administrative Officer have been removed and the accounting and treasury units have been reorganized under the same manager, the CFO. The change also means that the Head of Sustainability will report to the Executive Vice President, Strategic Partnerships and Relationships instead of the CEO. Irina Slinko has been appointed as acting Chief Risk Officer.

A1.                                                                    The Board

Mr. Linder-Aronson was appointed director in May 2011. He is currently Chairman of the Board at Nordisk Renting AB. He serves as a director of Facility Labs AB and Bright Group Oy. He has previously served as Managing Director at Enskilda Securities AB and Deputy Managing Director at Skandinaviska Enskilda Banken AB.

Ms. Ardström was appointed director in May 2011. She is currently a Member of the Board at Guldsillen AB, Stockholms Stads Brandförsäkringskontor AB and AMF Fonder AB. She has previously served as Chief Financial Officer and Head of Asset Management at Länsförsäkringar AB, Head of Treasury at Tele2 Group and Head of Asset Management and Chief Information Officer of Folksam Group.

Ms. Brandt was appointed director in November 2017. She is currently Ambassador and permanent representative of Sweden to the OECD and the United Nations Educational, Scientific and Cultural Organization (also known as UNESCO) in Paris. She has previously served as Executive Director and Member of the Board at the World Bank, European Bank for Reconstruction and Development (EBRD), and European Investment Bank (EIB), Ambassador for Agenda 2030 at the Ministry for Foreign Affairs and Ambassador to Nairobi, Kenya and Ambassador to Dublin, Ireland.

Mr. Geijer was appointed director in March 2017. He is currently Chairman of the Board at BTS Group AB and a Board Member of Edsbyn Senab AB, Eterna Invest AB, Zacco A/S and Livförsäkringsaktiebolaget Skandia. He has previously served as Chief Executive Officer at The Royal Bank of Scotland, Nordic Branch, Chief Executive Officer at Nordisk Renting AB, Executive Vice President at Telia AB and Chief Executive Officer at Swedbank. He has also previously worked in Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, USA.

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

Ms. Nilsson was appointed director in July 2011. She is currently Honorary Vice President to the Swedish Chamber of Commerce to the United Kingdom. She has served as Managing Director to the Swedish Chamber of Commerce to the United Kingdom, Skandinaviska Enskilda Banken AB, Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Trading & Capital Markets in Singapore, Head of Treasury in Luxemburg and Skånska Banken.

Ms. Nilsagård was appointed director in April 2018. She is currently CEO at Nilsagård consulting. She serves as Board member and Chairman of the audit committe of AddLife AB and in Irras AB and as Board member and member of the audit committee of Bufab AB. She has previously served as CFO at Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife, VP Finance & IT Volvo Penta and other senior positions within finance and business development in Volvo, AstraZeneca Group and SKF.

Ms Westholm was appointed director in April 2018. She is currently Investment director at Division for State-Owned Enterprises at the Ministry of Enterprise and Innovation. She serves as Board member at AB Svensk Bilprovning and AB Svenska Spel. Ms. Westholm chose to leave the Board effective January 31, 2019.

A.2                                                                    Management — Executive Officers

Ms. Fransson has been CEO since April 2014. Prior to that she held several positions within Swedbank between 2000 and 2013; member of group executive committee (2004-2013), Head of Group Products (2013), Head of Retail Banking Sweden (2010-2012), Head of Customer Offerings & Products (2007-2010), Region Manager — Northern Region (2004-2007), CRM Manager (2000-2002), and several positions at Föreningssparbanken; Area Manager Stockholm (2003-2004) and various management positions (1997-2000).

Mr. Åkerlind has been Executive Vice President, Strategic Partnerships and Relationships since January 2019. He has previously worked as Executive Vice President and Head of Treasury & Capital Management since 2015. Prior to that he served as Executive Director, Chief Operating Officer since January 2011. Prior to that he was Executive Director, CFO and Head of Capital Markets since June 2002. Prior to that he served as Executive Director, Treasurer and Head of Debt Capital Markets beginning in 1997. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

Mr. Bernerfalk has been Executive Director, General Counsel since 2015. Previously he was Head of Legal Lending since 2007. Prior to that he served as legal counsel of SBAB and served as legal counsel with leading Swedish law firms.

Mr. Ericson has been Director, Head of Mid Corporates since 2015 and Executive Director, member of the executive management team since October 2018. Prior to that he held a position as Director within Debt Capital Markets. Prior to that he served as Senior Underwriter at EKN (Swedish Export Credit Guarantee Board). Prior to that he held various positions within Export Finance, Securities etc. at SEB.

Mr. Friberg has been CFO since January 2019. He had previously worked as Executive Director, Chief Risk Officer since May 2015. Previously he held the position as Head of Group Risk Control at Skandinaviska Enskilda Banken (“SEB”) from 2008. Prior to that he served as Head of Credit Portfolio Management at SEB from 2006. Prior to that he held various positions in Trading within SEB and Nordea, primarily in Derivatives Trading, since 1996.

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

Mr. Hedar has been Executive Vice President and Head of Large Corporates since 2018. Previously he held several positions within SEK since 2007, such as. Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

Mr. Henningsson has been Executive Director, Head of Sustainability since January 2015 and has served as Head of Sustainability since 2010. Previously he was a Director at SEK Financial Advisors (2006-2009). Prior to that, he served, among other positions, as Head of Corporate Sales at ABN Amro Bank Stockholm Branch and Head of Treasury Management at N&G Financial Management.

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

Ms. Rystedt has been Head of Business Development, Business Support and Transformation since January 2019.  She had previously worked as Executive Director, Chief Administrative Officer since March 2009. Prior to that, she served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 to 2005, she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Ms. Widaeus has been Chief Information Officer, Head of IT, since February 2018. Prior to her employment at SEK, she served as Chief Information Officer at Bankgirot for three years. Prior to that, she worked for fourteen years at Swedbank in different roles.

B                                                                              Compensation of Directors and Officers

Remuneration, Skr mn	2018	2017	2016
Aggregate remuneration of all directors and executive officers as a group(1)	27.9	27.1	24.3
Chairman of the Board	0.6	0.7	0.7
Each director(2)	0.0-0.4	0.0-0.3	0.0-0.2
CEO Catrin Fransson(3)	4.8	4.7	4.6
Other executive officers of the Parent Company(4)	21.0	20.2	17.9
Pension plan with an insurance company on behalf of all executive officers	7.7	7.1	6.3

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

C                             Board Practices

Activities and Division of Responsibility within the Board

The Board is responsible for the organization and the administration of SEK’s affairs in which sustainability forms an integral part. The Board is also tasked with ensuring that the Company’s financial statements, including sustainability reporting, are prepared in accordance with legislation, applicable accounting standards and other requirements. The Board must continually assess SEK’s financial position and ensure that SEK is structured in such a way that its accounting, management of funds and SEK’s other financial circumstances are governed by satisfactory controls. The Board adopts the operating targets and strategies for the operations, and issues general internal regulations in policies and instructions. The Board ensures that an efficient system is in place to monitor and control SEK’s operations. In addition, the Board is tasked with appointing, and dismissing if necessary, the CEO and the Chief Risk Officer, and deciding on the remuneration of these individuals and other members of executive management.

The Board’s work follows the rules of procedure and the Board’s annual plan, which are adopted each year at the statutory Board meeting. The Board met on 14 occasions in 2018. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

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

Appointing the Board and Auditors

The nomination procedure for Board members complies with the state’s ownership policy and is conducted and coordinated by the Division for State-owned enterprises at the Swedish Ministry of Enterprise and Innovation. A working group analyzes the skills requirements based on the composition of the Board as well as the Company’s operations, status, future challenges and completed Board training. Any recruitment needs are then established and the recruitment process initiated. The state’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination based on gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual preference or age is prohibited.

SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the EBA. SEK’s assessment of potential new Board members is based on the owner having identified the candidate in question according to a job specification. The owner is informed of the outcome following SEK’s assessment. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Code, which is part of the Swedish government’s framework for corporate governance.

At the Annual General Meeting in April 2018, Öhrlings PricewaterhouseCoopers AB (“PwC”) was appointed as external auditors, with Peter Nyllinge as principally responsible auditor for a period of one year. The Board has decided to propose PwC as SEK’s auditors for 2019 at the next Annual General Meeting.

☒Table of Contents

Policy documents

In 2018, SEK’s Board and committees adopted the following policies and instructions:

Document	Issued by
The Board’s rules of procedure	The Board
Code of Conduct	The Board
Sustainable Business Policy	The Board
Risk Policy	The Board
Credit Policy	The Board
Instruction for the CEO	The Board
Instruction for the Chief Risk Officer, CRO	The Board
Instruction for the Internal Audit function	The Board
Instruction for the Compliance function	The Board
Limits for market risk	The Board and CEO
Limits for liquidity risk	The Board and CEO
HR policy	The Board
Financing and liquidity strategy	Finance and Risk Committee
Credit Instruction	Credit Committee
Audit instruction	Audit Committee

Board’s work during the year

During 2018, the Board spent time in monitoring the Company’s work in adapting its operations to various regulations. Accordingly, issues relating to MiFID II and the General Data Protection Regulation were reported to the Board. The resolution framework and its consequences for SEK’s operations, were also up for discussion. It was possible to devote a large proportion of the meeting time to forward-looking strategy issues.

The Board held its annual strategy meeting in early summer 2018. The focus was on how SEK can create even greater value for exporters by working with structured client processing and digitalization. A few of SEK’s clients participated and described their need for SEK’s support and expectations of SEK. One foreign bank was represented by its digitalization expert, who shared his thoughts on trends and new business models in the industry.

In November 2018, the annual Board trip was made to visit clients and business partners. In 2018 the Board visited India. Over a very busy day, the Board met clients and bank business partners. The Board also gained good insight into how India functions as a market and which needs for various sustainability solutions, such as in the form of smart cities, SEK could provide by offering adapted financing solutions.

In addition to the scheduled meetings in 2018, the Board participated in targeted training activities on four occasions. The training was comprised of a review of SEK’s risk framework, including its Internal capital adequacy assessment process (ICAAP), a review of the internal rules on operational risk, a review of sanction regulations and smart sustainable cities.

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

Evaluation of the work of the Board and the CEO

A separate assessment of the work of the Board and CEO is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Board’s Chairman, to the owner. An evaluation is also performed by the owner in conjunction with the nomination of Directors. The evaluation for 2018 was conducted with particular focus on the assessment that is to be made of the Board’s suitability as a group in accordance with the regulations issued by the EBA.

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

•                  Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.

Finance and Risk Committee

Cecilia Ardström (Chairman), Lars Linder-Aronson, Hans Larsson and Ulla Nilsson

•                  Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

•                  Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations.

•                  Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lars Linder-Aronson (Chairman), Reinhold Geijer and Hélène Westholm. (Ms. Westholm left the Remuneration Committee effective upon her departure from the Board on January 31, 2019.) On January 31, 2019, the Board determined that Hanna Lagercrantz will be a Board observer (Sw: adjungerad ledamot) until her election to the Board, which is expected to occur at the next Annual General Meeting on March 28, 2019.

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

Audit Committee

Cecilia Ardström (Chairman), Lars Linder-Aronson, Eva Nilsagård and Hélène Westholm. (Ms. Westholm left the Audit Committee effective upon her departure from the Board on January 31, 2019.) On January 31, 2019, the Board determined that Hanna Lagercrantz will be a Board observer (Sw: adjungerad ledamot) until her election to the Board, which is expected to occur at the next Annual General Meeting on March 28, 2019.

•                  Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.

•                  Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.

•                  Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.

•                  Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.

•                  Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2018

	Total	Board of Directors	Remuneration Committee	Finance and Risk Committee	Credit Committee	Audit Committee
Number of meetings	51	14	7	8	14	8
Lars Linder-Aronson	51	14	7	8	14	8
Cecilia Ardström (1)	30	14	0	8	0	8
Anna Brandt	28	14	0	0	14	0
Reinhold Geijer	32	14	4	0	14	0
Hans Larsson	22	14	0	8	0	0
Eva Nilsagård (2)	13	8	0	0	0	5
Susanne Lithander (3)	10	4	3	0	0	3
Lotta Mellström (4)	10	4	3	0	0	3
Ulla Nilsson	36	14	0	8	14	0
Hélène Westholm (5)	18	9	4	0	0	5

(1) Cecilia Ardström was elected as Chair of the Audit Committee on April 24, 2018.

(2) Eva Nilsagård was elected as a member of the Board and the Audit Committee on April 24, 2018.

(3) Susanne Lithander stepped down from the Board, Remuneration Committee and Audit Committee on April 24, 2018.

(4) Lotta Mellström stepped down from the Board, Remuneration Committee and Audit Committee on April 24, 2018.

(5) Hélène Westholm was elected as a member of the Board, Remuneration Committee and Audit Committee on April 24, 2018.

D                             Employee Relations

	2018	2017	2016
Average employees	243	252	260
of which female	117	121	122
of which male	126	131	138
Employees at year-end	238	250	256

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

For more information, see “Personnel Expenses” in Note 5 to the Consolidated Financial Statements.

Members of the Board, the CEO, and other executive officers have no share ownership in the Parent Company or Subsidiary and no options have been granted to them with respect to the Parent Company’s shares. There are no arrangements for involving the employees in the capital of the Parent Company, including any arrangement that involves the issue or grant of options, shares or securities of the Parent Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A                             Major Shareholders

As of December 31, 2018, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

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

B                             Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• the shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

• other related parties

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the EKN, 40 percent of the Group’s outstanding loans as of December 31, 2018, were guaranteed by the State (year-end 2017: 35 percent). SEK administers for compensation the CIRR-system. See Note 1(d) and Note 25 to the Consolidated Financial Statements.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the State decided to provide SEK with access to a credit facility via the Swedish National Debt Office, an action that was approved by the Swedish Parliament and has been renewed for subsequent terms since then. In December 2014, the credit facility was extended for 2015. It amounted to Skr 80 billion and was only available for loans covered by the CIRR-system. The Swedish Parliament also decided not to extend the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2015, the credit facility was extended for 2016, though the facility amount was changed to Skr 125 billion. The same amount was further extended in December 2016 for 2017, in December 2017 for 2018 and in December 2018 for 2019. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

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

• Members of the Board

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

ITEM 8. FINANCIAL INFORMATION

A                             Consolidated Financial Statements and Other Financial Statements

See Item 18, “Financial Statements.”

Legal Proceedings

There are no material pending or, to the Group’s knowledge, threatened, legal or governmental proceedings to which the Group is or would be a party or to which any of its property is or would be subject.

Dividend Policy

The Board resolved for each year, as listed in the table below, that the corresponding amount was to be paid to the sole shareholder, the Swedish State, in relation to the fiscal year of each such year.

	In relation to the respective years
	2018		2017		2016
Dividend	Skr	194 mn	Skr	232 mn	Skr	234 mn
-of which per share	Skr	48.70	Skr	58.05	Skr	58.65

For additional details regarding equity, see the Consolidated Statement of Equity.

B                             Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2018.

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

As of December 31,
2018
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange	Floating Rate Global Notes due January 14, 2019,
1.25% Global Notes due April 12, 2019,
1.875% Global Notes due June 17, 2019,
1.125% Global Notes due August 28, 2019,
1.50% Global Notes due May 15, 2020
1.875% Global Notes due June 23, 2020,
1.750% Global Notes due August 28, 2020
2.750% Global Notes due October 7, 2020
1.750% Global Notes due March 10, 2021
2.875% Global Notes due May 22, 2021
3.125% Global Notes due November 8, 2021
1.875% Global Notes due February 28, 2022
1.875% Global Notes due July 31, 2022 and
2.875% Global Notes due March 14, 2023

Other issuances of SEK’s Medium Term Notes are traded in the over-the-counter market.

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

Purpose

Under Article 3 of the Articles of Association, the Parent Company’s objective is to engage, on commercial grounds, in Swedish and international financing activities in accordance with the Swedish Banking and Financing Business Act (2004:297) in order to promote activities of Swedish interest, directly or indirectly related to the Swedish export industry, including Swedish infrastructure, and further to otherwise strengthen the internationalization and competitiveness of Swedish industry. The Parent Company’s financing activities include, but are not limited to: (i) borrowing funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments; (ii) granting and intermediating loans, for example in the form of loans secured by charges over real property or claims; (iii) issuing guarantees and assuming similar obligations; (iv) the holding of securities and the conduct of trading in securities; and (v)  engaging in securities operations in accordance with the Swedish Securities Market Act (2007:528).

Certain Powers of Directors

Under the Swedish Companies Act (2005:551), the Board is ultimately responsible for the Parent Company’s organization and the management of its affairs.

All members of the Board shall, if possible, be given the opportunity to participate in the deliberations relating to a matter and be given sufficient information to do so. A resolution of the Board requires the participation of a majority of the members of the Board and the approval of the higher of (i) a majority of the participating members of the Board and (ii) more than a third of the total number of Board members. However, the Board may delegate the authority to borrow and lend funds on behalf of the Parent Company to the CEO or another employee, acting singly or jointly, provided that such financing transaction does not contravene any fundamental policy of the Parent Company and is not otherwise of great significance to the Parent Company. There are no legal requirements applicable to any member of the Board requiring the ownership of shares in the Parent Company, or requiring retirement at a certain age.

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

However, if the value of or the return on the debt securities is deemed equity-related for Swedish tax purposes, private individuals who have been residents of Sweden for tax purposes due to a habitual abode in Sweden or a stay in Sweden for six consecutive months at any time during the calendar year of disposal or redemption or the ten calendar years preceding the year of disposal or redemption are liable for capital gains taxation in Sweden upon disposal or redemption of such debt securities. In a number of cases though, the applicability of this rule is limited by the applicable tax treaty for the avoidance of double taxation.

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

If amounts that are deemed as interest for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden - including a Swedish branch of a non-Swedish corporation - or, in certain cases, a clearing institution within the EEA, to a private individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB /the legal entity/the clearing institution on such payments. Swedish preliminary taxes should normally also be withheld on other returns on debt securities (but not capital gains), if the return is paid out together with such a payment of interest referred to above.

F                                        Documents on Display

The Parent Company files reports and other information electronically with the SEC. For a fee, members of the public may request copies of these documents by writing to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A                             Disclosure Controls and Procedures

Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a—15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2018. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2018.

B                             Management’s Report on Internal Control over Financial Reporting

Management, including the CEO and the CFO is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SEK’s financial statements for external purposes in accordance with IFRS.

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

Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2018, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33—8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2018, SEK’s internal control over financial reporting was effective based on these criteria.

C                             Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer”, this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D                             Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Cecilia Ardström (Chairman), Lars Linder-Aronson, Eva Nilsagård and, until her departure effective January 31, 2019,  Hélène Westholm, has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2018 and 2017, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2018	2017
Öhrlings PricewaterhouseCoopers AB

Audit fees(1)	8	8
Audit related fees(2)	0	0
Tax related fees(3)	—	0
Other fees(4)	2	1
Total	10	9

(1) Fees related to audit of annual financial statements and reviews of interim financial statements.

(2) Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under “Audit fee”.

(3) Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

(4) Fees for products and services rendered by the principal independent auditors, other than the services reported in “Audit fee”, “Audit related fee” and “Other fees” above.

In the financial statements remuneration to auditors is mainly included in Other administrative expenses. No additional fees have been billed by the principal auditors.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board as a whole comprised the Parent Company’s audit committee for the purposes of Rule 10A-3 under the Exchange Act. In January 2008, the Board established a separate Audit Committee; which currently has four directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices — Committees — Audit Committee.” Each of the members of the Board, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole owner, the Swedish State is an affiliate of the Parent Company. However, no member of the Board is an Executive Officer of the Parent Company. Thus, although no member of the Board or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1)(ii)(B) under the Exchange Act, the Parent Company relies, as to each member of the Board and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E). The Parent Company does not believe that its reliance on the above exemption materially adversely affects the ability of the Audit Committee to act independently and to satisfy its duties.

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

2.6             Fiscal Agency Agreement dated March 28, 2018 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7             Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.6 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014, and incorporated herein by reference).

2.8             ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

2.9             Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

12.1   Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act (filed herewith).

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries as of December 31, 2018 and December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of their operations and their cash flows for the two years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as of December 31, 2016 and for the year then ended were audited by other auditors whose report dated February 24, 2017 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provides a reasonable basis for our opinion.

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 25, 2019

We have served as the Company’s auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2018	2017	2016
Interest income calculated using effective interest method		4,390	3,276	2,610
Other interest income		763	620	578
Interest expenses		-3,711	-2,213	-1,441
Net interest income	2	1,442	1,683	1,747
Net fee and commission expense	3	-32	-28	-29
Net results of financial transactions	4	19	-102	-110
Other operating income		-2	—
Total operating income		1,427	1,553	1,608
Personnel expenses	5	-311	-320	-308
Other administrative expenses	6	-231	-232	-236
Depreciation and impairment of non-financial assets	7	-40	-45	-46
Total operating expenses		-582	-597	-590
Operating profit before credit losses		845	956	1,018
Net credit losses	9	7	51	-16
Operating profit		852	1,007	1,002
Tax expenses	10	-204	-235	-222
Net profit(1)		648	772	780
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities(2)		—	-33	46
Derivatives in cash-flow hedges(2)		-25	-91	-169
Tax on items to be reclassified to profit or loss	10	6	27	27
Net items to be reclassified to profit or loss		-19	-97	-96
Items not to be reclassified to profit or loss
Own credit risk		374	—	—
Revaluation of defined benefit plans		-48	-4	-26
Tax on items not to be reclassified to profit or loss	10	-72	1	6
Net items not to be reclassified to profit or loss		254	-3	-20
Total other comprehensive income		235	-100	-116
Total comprehensive income(1)		883	672	664

Skr
Basic and diluted earnings per share(3)	162	193	195

(1) The entire profit is attributable to the shareholder of the Parent Company.

(2) See the Consolidated Statement of Changes in Equity

(3) The average number of shares in 2018 amounts to 3,990,000 (2017: 3,990,000; 2016: 3,990,000)

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	11, 12	2,416	1,231
Treasuries/government bonds	11, 12	11,117	4,382
Other interest-bearing securities except loans	11, 12	48,665	39,807
Loans in the form of interest-bearing securities	11, 12	36,781	41,125
Loans to credit institutions	9, 11, 12	27,725	23,198
Loans to the public	8, 9, 11, 12	161,094	141,111
Derivatives	12, 14	6,529	7,803
Tangible and intangible assets	7	69	88
Other assets	16	4,980	3,556
Prepaid expenses and accrued revenues	17	2,657	2,091
Total assets		302,033	264,392
Liabilities and equity
Borrowing from credit institutions	12, 18	2,247	2,317
Debt securities issued	12, 18	255,600	222,516
Derivatives	12, 14	21,934	16,480
Other liabilities	19	1,069	826
Accrued expenses and prepaid revenues	20	2,583	2,063
Deferred tax liabilities	10	276	531
Provisions	5, 21	85	45
Subordinated liabilities	12, 22	—	2,040
Total liabilities		283,794	246,818
Share capital		3,990	3,990
Reserves		-153	30
Retained earnings		14,402	13,554
Total equity	23	18,239	17,574
Total liabilities and equity		302,033	264,392

Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2016	16,828	3,990	228	-1		19	12,592
Net profit for the year	780						780
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	46			46
Derivatives in cash-flow hedges	-169		-169
Tax on items to be reclassified to profit or loss	27		37	-10
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-26					-26
Tax on items not to be reclassified to profit or loss	6					6
Total other comprehensive income	-116		-132	36		-20
Total comprehensive income	664		-132	36		-20	780
Dividend	-356						-356
Closing balance of equity 2016(1),(2)	17,136	3,990	96	35		-1	13,016
Opening balance of equity January 1, 2017	17,136	3,990	96	35		-1	13,016
Net profit for the year	772						772
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-33			-33
Derivatives in cash-flow hedges	-91		-91
Tax on items to be reclassified to profit or loss	27		20	7
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-4					-4
Tax on items not to be reclassified to profit or loss	1					1
Total other comprehensive income	-100		-71	-26		-3
Total comprehensive income	672		-71	-26		-3	772
Dividend	-234						-234
Closing balance of equity 2017(1),(2)	17,574	3,990	25	9		-4	13,554
Effects of the implementation of IFRS 9(2)	14			-9	-409		432
Adjusted opening balance of equity Jan 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit for the year	648						648
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities
Derivatives in cash-flow hedges	-25		-25
Tax on items to be reclassified to profit or loss	6		6
Items not to be reclassified to profit or loss
Own credit risk	374				374
Revaluation of defined benefit plans	-48					-48
Tax on items not to be reclassified to profit or loss	-72				-82	10
Total other comprehensive income	235		-19		292	-38
Total comprehensive income	883		-19		292	-38	648
Dividend	-232						-232
Closing balance of equity 2018(1),(2)	18,239	3,990	6	—	-117	-42	14,402

(1)    The entire equity is attributable to the shareholder of the Parent Company.

(2)    See Note 23.

Statement of Cash Flows in the Consolidated Group

Skr mn	2018	2017	2016
Operating activities
Operating profit(1)	852	1,007	1,002
Adjustments for non-cash items in operating profit
Provision for credit losses, net	-7	-51	16
Depreciation and impairment of non-financial assets	40	45	46
Exchange-rate differences	5	0	0
Unrealized changes in fair value	-40	110	195
Other	16	170	30
Total adjustments for non-cash items in operating profit	14	274	287
Income tax paid	-366	-365	-276
Increase (-)/decrease (+) in lending	-9,016	3,394	10,864
Increase (-)/decrease (+) in bonds and securities held	-13,782	6,738	-9,041
Other changes in assets and liabilities — net	-1,347	-1,598	-54
Cash flow from operating activities	-23,645	9,450	2,782
Investing activities
Investments	-21	-10	-39
Cash flow from investing activities	-21	-10	-39
Financing activities
Senior debt	92,045	115,040	87,989
Repayments of debt	-59,390	-86,266	-70,829
Repurchase and early redemption of own long-term debt	-7,553	-38,693	-14,523
Change in subordinated debt	-2,322	—
Derivatives	1,830	-4,931	-182
Dividend paid	-232	-234	-356
Cash flow from financing activities	24,378	-15,084	2,099
Net cash flow for the period	712	-5,644	4,842
Cash and cash equivalents at beginning of the year	1,231	7,054	2,258
Net cash flow for the period	712	-5,644	4,842
Exchange-rate differences on cash and cash equivalents	473	-179	-46
Cash and cash equivalents at end of year(2)	2,416	1,231	7,054
of which cash at banks	374	600	916
of which cash equivalents	2,042	631	6,138

(1)    Interest payments received and expenses paid

Interest payments received	4,586	3,965	2,975
Interest expenses paid	3,192	2,139	1,229

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

Table of contents:

(a)	Reporting entity
(b)	Basis of presentation
(c)	Changes to accounting policies and presentation
(d)	Basis of consolidation
(e)	Segment reporting
(f)	Recognition of operating income
(g)	Foreign currency transactions
(h)	Financial instruments
(i)	Tangible assets
(j)	Intangible assets
(k)	Employee benefits
(l)	Equity
(m)	Taxes
(n)	Earnings per share
(o)	Statement of cash flows
(p)	Critical accounting policies, assumptions and estimates
(q)	New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

(a) Reporting entity

AB Svensk Exportkredit (“SEK” or “the Parent Company”) is domiciled in Sweden. The address of the Company’s registered office is Klarabergsviadukten 61—63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2018 consists of SEK and its wholly owned, non-active subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”. During 2018, the winding-down of the subsidiary Venantius AB, including the latter’s wholly owned subsidiary VF Finans AB, was completed.

(b) Basis of presentation

(i) Statement of compliance

The consolidated accounts have been compiled in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), and the accounting regulations of the Swedish FSA (FFFS 2008:25), all of which have been complied with in preparing the Consolidated Financial Statements, of which these notes form a part. SEK also follows the Swedish Government’s general guidelines regarding external reporting in accordance with the State’s ownership policy and guidelines for state-owned companies. The accounting policies of the Parent Company match those used in the preparation of the Consolidated Financial Statements, except as stated in Note 1, section (q) below. The Parent Company’s results and total assets represent most of the results and total assets of the Consolidated Group. The information in these notes relates to both the Consolidated Group and the Parent Company, unless otherwise are stated.

Certain additional disclosures required by applicable regulations or legislation are included in the notes, i.e Note 30 to the Consolidated Financial Statements. Such information is deemed to be incorporated herein by reference.

The Consolidated Financial Statements and the Parent Company’s annual report were approved for issuance by SEK’s Board of Directors on February 21, 2019. The Group’s Statements of Comprehensive Income and Financial Position and the Parent Company’s income statement and balance sheet will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 28, 2019.

(ii) Basis of measurement

The Consolidated Financial Statements have been prepared on an amortized cost basis, subject to the following exceptions:

all derivatives are measured at fair value,

financial instruments — measured at fair value through profit or loss — are measured at fair value,

available-for-sale financial assets, are measured at fair value, (historical values according to IAS 39), and when applying hedge accounting at fair value, amortized cost is adjusted in the Consolidated Financial Statements based on the underlying hedged item to reflect changes in fair value with regard to the hedged risk.

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

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2017 Annual Report, except for the application of the new and amended standards from IASB that entered into force beginning January 1, 2018 and the offset of derivative assets and derivative liabilities in relation to central clearing counterparties. In addition to the above changes, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that have not been named are either not applicable to SEK or have been adjudged to not have a material impact on SEK’s financial reporting.

(i) IFRS 9 Financial instrument

As of January 1, 2018, SEK began applying IFRS 9 Financial Instruments, which replaced the previous regulatory framework IAS 39 Financial Instruments: Recognition and Measurement.  The impact of the transition to IFRS 9 on SEK is summarized as follows:

As of January 1, 2018, SEK assessed its liquidity investments, which were previously classified as available-for-sale assets. The conclusion of the assessment was that liquidity investments are included in a portfolio where the business model entails measurement at fair value and, accordingly, they are recognized at fair value through profit or loss (FVTPL). Liquidity investments that were previously classified at fair value pursuant to the fair value option (FVO) are also classified at FVTPL. Certain fixed-rate liquidity investments were previously subject to hedge accounting and, as of January 1, 2018, these hedge accounting relationships have been terminated since liquidity investments are now measured at FVTPL.

SEK’s lending meets the conditions for the solely payments of principal and interest (SPPI) tests and uses a business model that aims to collect contractual cash flows, which means SEK’s lending is measured at amortized cost.

Gains and losses that arise from changes in SEK’s own credit risk on liabilities designated at fair value are recognized in the reserve for own credit risk under Other comprehensive income and are not reclassified to profit or loss in the Financial Statements of the Group. In the Financial Statements of the Parent Company, these gains and losses continue to be recognized under Net results of financial transactions in Net profit, consistent with past practice.

The principle applied for the impairment of exposures has changed from an approach based on incurred credit loss events under IAS 39 to an approach based on expected credit losses (ECL). IFRS 9 requires that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or available-for-sale financial assets. Loss allowances (ECL) are expected to mean lower initial impairment amounts but higher volatility over time.

As of January 1, 2018, the transition to IFRS 9 had a total impact on the Group’s equity of Skr 14 million. IFRS 9 had no material impact on the Group’s capital adequacy and large exposure ratios. SEK is not restating comparative periods. Comparative information for 2017 is reported pursuant to IAS 39 and is not comparable with the information presented for 2018 under IFRS 9. Differences arising from the introduction of IFRS 9 are recognized directly in retained earnings as of January 1, 2018.

Changes in the classification and measurement of financial assets and liabilities. While the existing categories for financial assets are being removed, the three valuation approaches are being kept: fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI), and amortized cost. To determine what to recognize and how to do so, a new evaluation model is being introduced, based on the business model, which is assessed at portfolio level, and type of cash flows, which is assessed at instrument level. The option remains on initial recognition of a transaction, to recognize financial instruments at FVTPL in cases where it eliminates or significantly reduces inconsistencies in valuations and accounting (FVO).

The rules under IAS 39 are essentially transferred for the recognition of financial liabilities, with the exception of gains and losses arising from changes in SEK’s own credit risk on liabilities classified in accordance with FVO. Under IFRS 9, these value changes are recognized in other comprehensive income. Recognition of embedded derivatives in financial liabilities remains unchanged.

From January 1, 2018, SEK is classifying financial assets on the basis of the business model and type of cash flow (the asset’s terms and conditions) as either:

• Financial assets at amortized cost (AMC) or

• Financial assets at fair value through profit or loss (FVTPL)

Financial liabilities are measured at amortized cost or, if the liability is a derivative or when FVO is used, at FVTPL. The previous category Other financial liabilities has changed its name to Financial liabilities measured at amortized cost (AMC), in other words, a financial liability is classified either as:

• Financial liabilities at amortized cost (AMC) or

• Financial liabilities measured at fair value through profit or loss (FVTPL)

From January 1, 2018, SEK is not reclassifying financial assets, apart from exceptional cases that would change SEK’s fundamental business model.

Changes in the impairment of financial assets. IFRS 9 entails a general change in the approach to the recognition of impairment of financial assets, since the principle applied for the impairment of exposures has changed from the approach based on incurred credit loss events under IAS 39 to instead be based on expected credit losses. SEK’s calculation of the collectively-assessed credits reserve under IAS 39 was also based on a method using expected credit losses. IFRS 9 states that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment need, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or available-for-sale financial assets.

Changes in hedge accounting. The new rules on hedge accounting allow entities to better reflect risk management activities in financial reporting. IFRS 9 opens opportunities to improve and simplify hedge accounting, which primarily impacts the administrative process for hedge accounting at SEK. The standard expands possibilities for hedging the risk components of non-financial items and allows the inclusion of more types of instruments in a hedge relationship. Moreover, the previous quantitative requirement of 80—125 percent in effect is removed. The three types of hedge relationships set out in IAS 39 (fair-value hedges, cash-flow hedges and hedges of net investment in a foreign operation) are unchanged in IFRS 9. The accounting for each type of hedge is also the same as in IAS 39. SEK only uses fair-value hedges.

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

(ii) IFRS 15 Revenue from Contracts with Customers

As of January 1, 2018, SEK also applied the new standard IFRS 15, which describes a comprehensive model for the recognition of revenue from contracts with customers and which replaces current IFRS standards and interpretations for revenue recognition, such as IAS 18 Revenue. The standard is a five-step model, including accounting and measurement requirements, as well as new disclosures. The standard does not apply to financial instruments or leasing contracts. The major part of the revenues classified as commission earned constitutes revenue from contracts with customers according to IFRS 15.  SEK adopted the standard with retroactive application, and comparative figures are not recalculated.  The adoption of IFRS 15 has not resulted in any changed accounting principles, and therefore does not affect equity. The standard will not have any material impact on SEK’s Financial Statements, capital adequacy or large exposures.

(iii) IAS 1.82 Interest income calculated using the effective interest method

As of December 31, 2018, SEK presented interest income calculated using the effective interest method separately in the Consolidated Statement of Comprehensive Income and Parent Company Income Statement due to changes in IAS 1.82. Comparatives are recalculated.

(iv) Changes in Swedish regulations

Amendments have been made in the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559). These amendments were implemented January 1, 2018 but have not had any significant impact on SEK’s Financial Statements. In addition, the Swedish Financial Supervisory Authority has amended the accounting regulation FFFS 2008:25 by issuing FFFS 2017:18 and the Swedish Financial Reporting Board has amended the accounting recommendation for groups by issuing “RFR 1 Supplementary Accounting Rules for Groups — January 2018”. SEK implemented those amendments on January 1, 2018 but they have not had any significant impact on SEK’s Financial Statements.

(v) Offset of derivative assets and derivative liabilities

As of December 31, 2018 derivative assets and derivative liabilities in relation to central clearing counterparties are offset in the Consolidated Statement of Financial Position and the Parent Company Balance sheet. Comparatives are recalculated.

(vi) Transition information

The following tables illustrate the effect of implementing IFRS 9 in the Statement of Financial Position and retained earnings, including the effect of replacing IAS 39’s impairment model with an ECL model pursuant to IFRS 9.

The following table summarizes the effect on the classification and measurement of SEK’s financial assets and liabilities as of January 1, 2018:

Skr mn Financial assets	Measurement category under IAS 39	Carrying amount under IAS 39	Reclassificatiion	ECL	Carrying amount under IFRS 9	Measurement category under IFRS 9
Cash and cash equivalents	Loans and accounts receivable	1,231	—	0	1,231	AMC
Treasuries/government bonds(1)	Available-for-sale assets	4,382	4,382	—	4,382	FVTPL
Other interest-bearing securities except loans(1)	Available-for-sale assets	39,694	39,694	—	39,694	FVTPL
	Assets at fair value through profit or loss (FVO)	113	113	—	113	FVTPL
Loans in the form of interest- bearing securities	Loans and accounts receivable	41,125	—	-17	41,108	AMC
Loans to credit institutions	Loans and accounts receivable	23,198	—	-2	23,196	AMC
Loans to the public	Loans and accounts receivable	141,111	—	40	141,151	AMC
Derivatives(2)	Assets at fair value through profit or loss	7,803	—	—	7,803	FVTPL
Total financial assets		258,657	44,189	21	258,678

Financial liabilities	Measurement category under IAS 39	Carrying amount under IAS 39	Reclassificatiion	ECL	Carrying amount under IFRS 9	Measurement category under IFRS 9
Borrowings from credit institutions	Other financial liabilities	2,317	—	—	2,317	AMC
Borrowings from credit institutions	Other financial liabilities	0	—	—	0	AMC
Debt securities issued	Financial liabilities at fair value through profit or loss (FVO)	63,421	—	—	63,421	FVTPL
	Other financial liabilities	159,095	—	—	159,095	AMC
Derivatives	Financial liabilities at fair value through profit or loss	16,480	—	—	16,480	FVTPL
Subordinated liabilities	Other financial liabilities	2,040	—	—	2,040	AMC
Provisions(2)		45	—	3	48
Total financial liabilities		243,398	—	3	243,401

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

(2)  Accumulated expected credit losses for off-balance sheet items are reported under provisions in the Statement of Financial Position.

The following table illustrates the effect of IFRS on reserves and retained earnings:

Skr mn	Reserves and retained earnings
Reserve for changes in own credit risk
Closing balance under IAS 39 (December 31, 2017)	—
The impact of transferring value changes due to changes in credit risk to the Reserve for changes in own credit risk	-524
Tax	115
Opening balance under IFRS 9 (January 1, 2018)	-409

Fair-value reserve
Closing balance under IAS 39 (December 31, 2017)	9
Reclassification of instruments from AFS to FVTPL	-12
Tax	3
—

Retained earnings
Closing balance under IAS 39 (December 31, 2017)	13,554
The impact of transferring value changes due to changes in credit risk to the Reserve for changes in own credit risk	409
Reclassification of instruments from AFS to FVTPL	9
Effect of IFRS 9 — ECL	18
Tax	-4
Opening balance under IFRS 9 (January 1, 2018)	13,986
Total changes in equity on introduction of IFRS 9	14

The following table is a reconciliation of the closing balance for accumulated impairments under IAS 39 and the opening balance for accumulated impairments under IFRS 9.

Skr mn	Impairment reserve under IAS 39 as per 31 December 2017	Revaluation	ECL IFRS 9 as per 1 January 2018

Loans and receivables under IAS 39/financial assets at amortized cost under IFRS 9	155	-21	134
Available-for-sale assets under IAS 39/FVTPL pursuant to IFRS 9	—	—	—
Total	155	-21	134

Collateral provided and contingent liabilities	—	3	3
Total	155	-18	137

(d) Basis of consolidation

The Consolidated Financial Statements encompass the Parent Company and all subsidiaries, meaning companies over which the Parent Company has control and that are impacted by the Company’s results. The Consolidated Financial Statements have been prepared using the purchase method. The Financial Statements of the subsidiary are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. The accounting policies of subsidiary are consistent with Group policies. Intra-group transactions and balances, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements. Unless otherwise stated or when it is clear from the context, the information in these notes relates to the Consolidated Group and the Parent Company. Consolidation of SEK pursuant to the supervisory regulations does differ from the consolidation made in the Consolidated Financial Statements for 2018, as SEKETT AB is not a financial company and no consolidation of SEK pursuant to the supervisory regulation was made.  Since no subsidiary is an institute pursuant to the CRR definition, no subsidiary is subject to the supervisory regulations on an individual basis. No current or anticipated material restrictions to prompt transfer of own funds or repayment of liabilities among the parent or its subsidiary have been identified.

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

(f) Recognition of operating income

(i) Net interest income

Interest revenue and interest expense related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest revenue and interest expense are recognized on a gross basis, with the exception of interest revenue and interest expenses related to derivatives, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest revenue, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative interest rates on assets are recognized as interest expense and negative interest rates on liabilities are recognized as interest revenue. Interest income calculated using the effective interest method presented in SEK’s Financial Statements applies only to those assets that are subsequently measured at amortized cost and the interest for hedging instruments related to those assets as the effective interest method is a measurement technique whose purpose is to calculate amortized cost and allocate interest revenue over the relevant time period. This interest income and corresponding interest expense are calculated and recognized based on the effective interest rate method or based on a method that results in interest revenue or interest expense that is a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation.  The effective interest rate is regarded as an integral part of the effective interest rate of a financial instrument (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability.  The item Other interest income covers interest income of financial assets at fair value through profit or loss and the administrative remuneration for the CIRR-system, as defined below. In addition to interest revenue and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee (formerly called the stability fund fee) and guarantee commissions that are comparable to interest.

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administration fee, which is calculated based on the principal amount outstanding. SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest revenue, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s Statement of Comprehensive Income. The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s Statement of Comprehensive Income under net interest income.

All assets and liabilities related to the CIRR-system are respectively included in the Consolidated Statement of Financial Position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized net under other assets.

(ii) Net fee and commission expense

Commissions earned and commissions incurred are recognized as net fee and commission expense in SEK’s Statement of Comprehensive Income. The gross amounts of commissions earned and commissions incurred are disclosed in the notes to the Financial Statements. The major part of the revenues classified as commission earned constitutes revenue from contracts with customers according to IFRS 15.  The recognition of commissions earned depends on the purpose for which the fee is charged. Fees are either recognized as revenue when services are performed or accrued over the period of a specific business transaction.  Lending fees that are not part of the effective interest of a financial instrument are recognised at a point of time, such as when the transaction has been performed. Commissions incurred are transaction-based, and are recognized in the period in which the services are received. Guarantee commissions that are comparable to interest and fees that comprise integrated components of financial instruments, and therefore included in the effective interest rate, are not recognized as commissions and are instead included under net interest income.

(iii) Net results of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses on all financial instruments measured at fair value, except for the types of financial instruments for which the change is to be recognized in other comprehensive income. Gains and losses include gains and losses related to currency exchange effects, interest-rate changes, changes in basis-spreads and changes in the credit rating of the counterparty to the financial contract. The item also includes the hedge ineffectiveness, i.e. market value changes attributable to hedged risks and derivatives in fair-value hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from the repurchase of issued own debt, are recognized as they arise directly under net results of financial transactions.

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

(iii) Offsetting

Financial assets and liabilities are offset and presented in the Statement of Financial Position when the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Derivative assets and derivatives liabilities in relation to central clearing counterparties are offset in the Consolidated Statement of Financial Position, but cash collateral received or paid is accounted for separately as paid or received cash collaterals. Refer to Note 14 for further information about the offsetting of financial assets and financial liabilities.

(iv) Classification of financial assets and liabilities

Financial assets and liabilities are categorized in two categories for valuation purposes: amortized cost (AMC) and fair value through profit or loss (FVTPL).

Financial assets at amortized cost (AMC). Prior to January 1, 2018, the balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and Loans in the form of interest-bearing securities were recognized in the loans and receivables category if the transaction was not listed in an active market and was accordingly measured at amortized cost pursuant to the effective interest rate method.

From January 1, 2018, the balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and Loans in the form of interest-bearing securities are recognized at amortized cost, provided that the following criteria are met by all assets:

The financial asset is included in a portfolio where the business model aims to collect contractual cash flows and

The terms and conditions for the financial asset entail that the cash flows received comprise solely payments of principal and interest (SPPI) on nominal amounts outstanding.

The business model is based on SEK’s overriding portfolio objective and on how the Company manages, monitors and evaluates the financial assets in the portfolio from both a business and a risk perspective.

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

Financial assets measured at fair value through profit or loss (FVTPL). Prior to January 1, 2018, financial assets were irrevocably categorized to recognition at fair value through profit or loss, and assets held for trading were recognized in the category financial assets measured at fair value through profit or loss. When two or more derivatives hedge both interest-rate and credit exposures in an asset, such transactions were sometimes previously classified irrevocably as a financial asset at fair value through profit or loss (FVO), since making such designations eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss, except when they are subject to hedge accounting.

From January 1, 2018, SEK does not use FVO for financial assets, and the financial assets are measured at FVTPL because it is mandatory. Derivatives are always measured at FVTPL. Interest-bearing securities included in SEK’s liquidity investments, consisting of the balance-sheet items Treasuries/government bonds and Other interest-bearing securities except loans, are measured at fair value (FVTPL) and, accordingly, they are included in a portfolio, where the business model entails measurement at fair value. Liquidity investments were recognized under IAS 39 in the available-for-sale financial assets category and were measured at fair value with unrealized changes in fair value recognized in other comprehensive income.

Financial assets measured at fair value through profit or loss (FVTPL) are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions.

Financial liabilities measured at fair value through profit or loss (FVTPL).There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss (FVO) and financial liabilities mandatorily measured at fair value. Securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are always measured at FVTPL. Financial liabilities measured at fair value through profit and loss are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions with the exception of gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with FVO. Such changes are recognized in the Reserve for changes in own credit risk under Other comprehensive income and are not reclassified to profit or loss.

Financial liabilities at amortized cost (AMC). All debt securities issued by SEK other than those classified as financial liabilities at fair value through profit or loss are measured at amortized cost, using the effective interest rate method. Where one or more derivative is used to hedge currency, interest rate and/or other exposures, fair-value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is subject to fair-value hedge accounting. When applying fair-value hedge accounting on subordinated debt, hedging is applied to the subordinated debt for the period corresponding to the derivative’s time to maturity, when the maturities do not coincide.

For more information regarding the classification of financial assets and liabilities under IAS 39 (applicable prior to January 1, 2018), please see SEK’s Annual Report 2017, Note 1 Section (h).

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

(vi) Presentation of certain financial instruments

Derivatives. In the ordinary course of its business, SEK uses various types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate or other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. Where SEK decides to categorize a financial liability at fair value through profit or loss (FVO), the purpose is always to avoid the mismatch that would otherwise arise from the fact that the changes in the value of the derivative, measured at fair value, would not match the changes in value of the underlying liability, measured at amortized cost.

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

Embedded derivatives. In the ordinary course of its business, SEK issues financial liabilities that frequently contain embedded derivatives. When financial liabilities contain embedded derivatives, where the financial characteristics and risks of the instrument’s unique components are not related, the entire instrument is irrevocably classified as financial liabilities measured at fair value through profit or loss (FVO), and thus does not separate the embedded derivatives.

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

(vii) Hedge accounting

SEK applies hedge accounting in cases where derivatives are used to create economic hedging and the hedge relationship is eligible for hedge accounting, with the exception of lending within the CIRR-system, for which hedge accounting is not applied. The method used for hedge accounting is either fair-value hedge accounting or cash-flow hedge accounting. In order to be able to apply hedge accounting in accordance with IFRS 9, the hedge relationship must meet the hedge effectiveness criteria at the beginning of each hedged period which requires that:

there is an economic relationship between the hedged item and the hedging instrument;

the effect of credit risk does not dominate the value changes that result from that economic relationship; and

the hedge ratio of the hedging relationship is the same as that actually used in the economic hedge.

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives are used to hedge the interest-rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest-rate risk). The hedged item may be a component of the financial asset or liability, i.e. comprises less than the entire fair value change for the financial asset or liability. That could be a component of the nominal amount or the tenor of the item. The hedging instrument may consist of one or several derivatives that exchange fixed interest for floating interest in the same currency (interest-rate derivatives) or one or several instruments that exchange fixed interest in one currency for floating interest in another currency (interest and currency derivatives), in which case the currency risk is a part of the fair value hedge.

Both at inception of the hedge and on an ongoing basis, SEK’s hedging relationships are expected to be highly effective in achieving offsetting changes in fair values attributable to the hedged risk. An assessment of effectiveness is performed by comparing critical terms for the hedged item and the hedging transaction. If they are identical, but reversed, the hedge relationship is regarded 100% effective. The hedge ratio is 1:1 other than in specific circumstances where SEK may choose a hedge ratio other than 1:1 in order to improve the effectiveness. Potential sources of ineffectiveness in the hedge relationship are:

changes in timing of the payment of the hedged item,

use of an existing derivative with a non-zero fair value,

changes in timing of the trade date of the derivative and the validation of the hedge relationship,

the different treatment of currency basis in calculating changes in the fair value of the hedging instrument and hedged item and a significant change in the credit risk of either party to the hedge relationship.

The credit risk of the entities is monitored by the Credit Department on an ongoing basis. The risk associated with SEK and the counterparty at the inception of the hedge relationship is considered minimal and does not dominate the value changes that result from the economic relationship. This will be reassessed in cases where there is a significant change in either party’s circumstances, for example if the counterparty is in default. In addition, the hedging instruments used by SEK consist of derivatives subject to margining, clearing and cash collateralization, which significantly reduced the credit risk for both parties involved. Therefore, the credit risk is unlikely to dominate the change in fair value of the hedging instrument.

Ineffectiveness is defined as the difference between the fair value change relating to the hedged risk of the hedged item and the fair value change relating to the hedging instrument. Any ineffectiveness is recognised automatically in profit or loss as a result of separately remeasuring the hedged item and the hedging instrument.

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

If a fair-value hedge relationship no longer fulfills the requirements for hedge accounting, that component of the hedged item ceases to be measured at fair value and is measured at amortized cost, and the previously recognized fair-value changes for the hedged item are amortized over the remaining tenor of the previously hedged item.

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

If a cash flow hedge relationship no longer fulfills the requirements for hedge accounting, and accumulated gains or losses related to the hedge have been recorded in equity, such gains or losses remain in equity and are amortized through other comprehensive income to net interest income over the remaining tenor of the hedged item.

A description of the differences between IFRS 9 and IAS 39 are found below. For more information regarding the accounting policies for hedge accounting under IAS 39, please see SEK’s Annual Report 2017, Note 1 Section (h).

Aggregated exposures. IFRS 9 permits an aggregated exposure that includes a derivative to be an eligible hedged item. This is a change from IAS 39 which explicitly prohibits a derivative from being designated as a hedged item (unless it is a written option designated as an offset to a purchased option).

Hedge effectiveness. The qualifying criteria in the IFRS 9 hedge accounting model significantly differ from those in IAS 39. To qualify for hedge accounting under IAS 39, the hedging instrument must be highly effective at achieving offsetting changes in fair value or cash flows attributable to the hedged risk both prospectively and retrospectively. To be highly effective, the level of offset must be between 80 percent and 125 percent. Entities must perform quantitative effectiveness tests on an ongoing basis to demonstrate that the hedging relationship qualifies for hedge accounting.

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

Rebalancing and discontinuation of hedge accounting. If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the hedge ratio of the hedging relationship must be adjusted (i.e. rebalance the hedge) so that it meets the qualifying criteria again. Hedge accounting is discontinued prospectively only when the hedging relationship (or a part of a hedging relationship) ceases to meet the qualifying criteria (after any rebalancing). This includes instances when the hedging instrument expires or is sold, terminated or exercised. Discontinuing hedge accounting can either affect a hedging relationship in its entirety or only a part of it (in which case hedge accounting continues for the remainder of the hedging relationship). Unlike under IAS 39, hedge accounting may not be voluntarily discontinued if the criteria for discontinuation are not met, in other words, the possibility for voluntarily discontinuing the hedging relationship is removed.

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

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on similar observable market data. One example is if there are no observable market prices for a bond it can be valued through a credit curve based on observable prices for instruments with the same credit risk.

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

Significant models for the valuation of financial instruments must receive approval from the Board’s Finance and Risk Committee. Other models are approved by the CFO. New models for valuation are reported to the Board’s Finance and Risk Committee annually, together with the applicable validation. The use of a valuation model demands a validation and thereafter an approval. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair-value adjustments and significant changes in fair values of level 3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

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

Issued debt instruments that are compound financial instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are compound financial instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective financial hedges. The entire compound financial instruments are irrevocably classified as financial liabilities measured at fair value through profit or loss, and accordingly derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The method applied for calculating gains and losses that arise from changes in SEK’s own credit risk (OCA) is based on the change in the credit risk for the financial liability from initial recognition. In practice, this means that OCA incorporates market movements not related to changes in benchmark rates or the embedded derivatives.

(x) Impairment of financial assets

With IFRS 9, the principle applied for the impairment of exposures has changed from an approach based on incurred credit loss events under IAS 39 to an approach based on expected credit losses (ECL). IFRS 9 requires that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or available-for-sale financial assets.

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

Significant increase in credit risk. A significant increase in credit risk is a relative assessment, whereby the credit quality at the reporting date is compared with the initial credit quality when the exposure was recognized. The starting point when assessing what should be included as criteria for the assessment of credit risk is the existing process for following up credit risk and credit risk management within SEK. All counterparties are given a risk rating, which means that risk classification forms the basis for follow-up should a significant increase in credit risk have occurred. Moreover, other indicators currently in use to follow up credit risk in exposures and of counterparties, include the number of days past due, forbearance measures and other risk raising factors, such as deviations from covenants. These indicators are applied to assess credit risk and whether a significant increase in credit risk has occurred.

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

Default.If the exposure moves into default, it is moved to stage 3, where the ECL calculation continues to be based on LTECL. Default is a key concept to the calculation of ECL, since ongoing assessments are made of how likely an exposure is to enter default and of the amount SEK is expected to lose on the exposure should it default.

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

Calculation of expected credit losses (ECL). The ECL is based on SEK’s objective expectation of how much it will lose on the exposure given its knowledge on the reporting date and after taking into consideration what could occur in the future. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The expected credit loss should be calculated on the gross counterparty, in other words the borrower, which means that the PD, as defined below, for the borrower is used in the model.

Moreover, the LGD should incorporate actual future expectations, in other words, all cash flows including guarantees. The calculation of ECL is Point-in-Time and the included parameters PD, LGD and EAD are all Point-in-Time and should not be confused with the corresponding parameters for capital adequacy.

Probability of default (PD). PD is the likelihood that a counterparty defaults on one or more exposures on a one-year horizon (for stage 1) or for the entire lending period (for stages 2 and 3). When calculating expected credit losses under IFRS 9, PD represents the probability of default at a specific point-in-time in an economic cycle (Point-in-Time PD). The two most important data sources for PD models are Standard & Poor’s and the World Bank’s database, where we obtain default statistics and transition matrices as well as macroeconomic series and GDP growth forecasts. SEK has chosen to create a PD segmentation at both geographic and industry levels.

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

Loss Given Default (LGD). LGD is the amount expressed as a percentage of the credit exposure that on default, SEK expects to lose from the defaulting counterparty. The same segments are used for preparing the LGD as are used for the PD, with the addition of the division into large corporates and small and medium-sized enterprises for non-financial companies. Due to the low historic rate of default in SEK’s lending, the LGD is modeled by using default data from Global Credit Data (GCD), with the exception of the Sovereign segment, where LGD is prepared based on a qualitative assessment.

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

Exposure at default (EAD). The impairment requirement under IFRS 9 applies for all financial assets measured at amortized cost. Moreover, this encompasses accepted undisbursed binding offers and financial guarantees issued, which are recognized off balance sheet until used. In the above regard, an assessment is to be made of the scope of the default by the borrower on default, since only that amount should be included in the ECL estimate. These are generally termed credit conversion factors (CCF).

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

Impairment testing of financial assets under IAS 39 (prior to January 1, 2018). SEK impairment tested loans and other financial assets as described below. Loans and other financial assets were identified as impaired if there was objective evidence of impairment and an impairment test indicates a loss.

Provisions for incurred impairment losses, mainly in the category loans and receivables, were recorded if and when SEK determines it was probable that the counterparty to a loan or another financial asset held by SEK, along with existing guarantees and collateral, would fail to cover SEK’s full claim. Such determinations were made for each individual loan or other financial asset. Objective evidence consists of the issuer or debtor suffering significant financial difficulties, outstanding or delayed payments or other observable facts which suggest a measurable decrease in expected future cash flows. If there was objective evidence that an impairment loss on a loan or other receivable had been incurred, the amount of the impairment was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted to the relevant period end at the financial asset’s original effective interest rate. The impairment was recognized in profit or loss.

After an individual determination, and if no objective evidence existed for impairment of an individually assessed financial asset, regardless of whether it is material or not, the Company included the asset in a group of financial assets with similar credit risk characteristics and determined, collectively, the need for the impairment of such assets based on quantitative and qualitative analyses. The need for impairment was related to loan losses in the portfolio that have occurred as of the period-end date but which had not yet been identified as individual loan losses.

When a loan was classified as impaired, was past due or was otherwise non-performing, the interest was accounted for in the same manner as the impairment of the principal amount. Accordingly, the interest related to any portion of a loan that was expected to be repaid in the future was recorded in earnings, discounted at the original effective interest rate, while the interest related to any portion of a loan that was not expected to be collected was not recorded in earnings.

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

If and when a decline in the fair value of an available-for-sale financial asset had been recognized in other comprehensive income and there was objective evidence that the asset was impaired, the cumulative loss that has been recognized was removed from other comprehensive income and recognized in profit or loss, even though the financial asset had not been derecognized in the Statement of Financial Position.

(i) Tangible assets

Items of tangible assets are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Tangible assets are depreciated using the straight-line method over their estimated useful lives. Average useful lives, depreciation methods and residual values are evaluated and tested annually. No depreciation is carried out from the time that an asset is classified as an asset held-for-sale.

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

(l) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: the reserve for fair-value changes in respect of available-for-sale assets (fair-value reserve, applicable prior to January 1, 2018); the reserve for fair-value changes in respect of derivatives in cash-flow hedges (hedge reserve); the reserve for fair-value changes with respect to changes in SEK’s credit risk (own credit risk reserve, applicable after January 1, 2018) and the reserve for remeasurement in respect of defined-benefit pension plans (reserve for defined-benefit pension plans).

(m) Taxes

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the fiscal year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other temporary fiscal differences. Deferred tax is calculated with an expected tax rate of 22.0 percent (2017: 22.0 percent). Deferred tax is calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss, or through other comprehensive income. A temporary difference is the difference between the recognized and fiscal values of an asset or a liability.

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

That SEK should be regarded as an agent with respect to the CIRR-system.

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

Fair value assessments of certain financial instruments; and

Provisions for probable (under IAS 39) and expected (under IFRS 9)credit losses.

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

(ii) That SEK should be regarded as an agent with respect to the CIRR-system.

SEK has determined that the CIRR-system should be considered to be an assignment whereby SEK acts as an agent on behalf of the Swedish government rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the CIRR-system on a net basis in profit or loss, rather than the gross amounts collected, in accordance with the owner instruction from the State. If SEK were regarded as a principal with respect to the CIRR-system, all revenues and expenses in the CIRR- system would be regarded as revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. For information on the CIRR-system, refer to Note 25.

(iii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives and issued debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. Refer to Note 27 for further information about the impact on the value of financial assets and liabilities of a one percentage point movement in the market interest rate. Other valuation models or assumptions could produce different valuation results. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and thereafter an approval, in addition to approval of all models at least annually. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair-value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) are made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see Note 13, for fair value changes related to credit risk.)

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

As of December 31, 2018, financial assets and liabilities for which valuation models had been used, and where market inputs with a significant effect on the recoded fair value are observable (level 2) amounted to Skr 64 billion (2017: Skr 46 billion) and Skr 32 billion (2017: Skr 34 billion) 22 percent and (2017: 18 percent) 12 percent (2017: 14 percent) of total financial assets and total financial liabilities respectively). Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 2 billion (2017: Skr 2 billion) and Skr 54 billion (2017: Skr 46 billion) 1 percent and (2017: 1 percent) 19 percent (2017: 19 percent) of total financial assets and total financial liabilities respectively). The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date.  At December 31, 2018, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3-instruments amounted to Skr -243 million (2017: Skr -211 million) and Skr 242 million (2017: Skr 214 million) respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iv) Provisions for probable (under IAS 39) and expected (under IFRS 9) credit losses

Provisions for expected credit losses (under IFRS 9). Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgement. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses.  A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2018 if the definition of significant increase in credit risk had been one less step of deterioration the impairments would have been Skr 29 million higher, and if the definition had been one more step of deterioration the impairments would have been Skr 1 million lower. SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2018, if the probability of a downturn scenario,  or respectively an upturn scenario,would have been weighted with 100% probability the impairments would have been Skr 10 million higher or lower, respectively. On December 31, 2018, SEK’s total lending amounted to Skr 209 billion and the related impairment reserve amounted to Skr 137 million. If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2018 by an additional approximately Skr 14 million and equity at the same date by approximately Skr 11 million. A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

Provisions for probable credit losses (under IAS 39).  Provisions for probable credit losses were recorded if and when SEK determined that it was probable that the obligation under a loan agreement or another asset from the counterparty and/or guarantees held and/or through calling up other collateral held, would fail to cover SEK’s full claim. A change in the underlying assumptions for these internal models, could result in a material change in provisions for probable credit losses.

Impairment was recognized as the difference between the carrying value of a loan and the discounted value of SEK’s best estimate of future cash flows. This estimate took into account a number of factors related to the borrower. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those previously recognized. On December 31, 2017, SEK’s total lending amounted to Skr 195 billion and the related impairment reserve amounted to Skr 155 million, of which the individual reserve accounted for Skr 65 million. If, for example, the actual amount of total future cash flow were to be 10 percent higher or lower than the estimate, this would affect operating profit for the fiscal year ended December 31, 2017 by an additional approximately Skr 15 million and equity at the same date by approximately Skr 12 million. A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively. See Note 9 and Section h (x) above for additional information.

(q) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

(i) IFRS 16 Leasing

In 2016, the IASB issued the new accounting standard IFRS 16 Leases, with changes for lessees. All leases (with the exception of short-term and low-value leases) are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments recognized as repayments and interest expenses. Lessor accounting remains essentially unchanged. Additional disclosures are also required. SEK’s assessment is that the standard will primarily affect SEK’s recognition of operational leases for rental premises, as the lease definition and lease criteria will not result in other agreements being regarded as leases. SEK has also decided to apply the exceptions for short-term and low-value leases. Right-of-use assets, leasing liabilities, depreciations and interest expenses are not expected to have any material impact on SEK’s Financial Statements or capital adequacy or large exposure ratios. The standard became applicable January 1, 2019. SEK will apply the simplified approach during the transition to IFRS 16.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s Financial Statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	2018	2017	2016
Interest income
Loans to credit institutions	1,475	789	546
Loans to the public	2,534	2,265	1,992
Loans in the form of interest-bearing securities	672	629	722
Interest-bearing securities excluding loans in the form of interest-bearing securities	523	458	364
Derivatives	-210	-372	-552
Administrative remuneration CIRR-system(1)	157	125	116
Other assets	2	2	0
Total interest income	5,153	3,896	3,188
Interest expenses
Interest expenses excl. resolution fee	-3,445	-2,020	-1,339
Resolution fee	-266	-193	-102
Total interest expenses	-3,711	-2,213	-1,441
Net interest income	1,442	1,683	1,747

Skr mn	2018	2017	2016
Interest income were related to:
Available-for-sale financial assets(2)	—	426	292
Financial assets at fair value through profit or loss	574	253	93
Derivatives used for hedge accounting	-261	-253	-379
Financial assets at amortized cost(3)	4,840	3,470	3,182
Total interest income	5,153	3,896	3,188

Interest expenses were related to:
Available-for-sale financial assets(2)	—	-93	-46
Financial liabilities at fair value through profit or loss	704	278	12
Financial assets measured at fair value through profit or loss - negative interest on income	-104	—	—
Financial assets measured at amortized cost — negative interest income	-27	-37	-61
Derivatives used for hedge accounting	106	1,479	2,452
Financial liabilities at amortized cost(4)	-4,390	-3,840	-3,798
Total interest expenses	-3,711	-2,213	-1,441
Net interest income	1,442	1,683	1,747

Interest income geographical areas

Skr mn	2018	2017	2016
Sweden	2,458	1,724	1,358
Europe except Sweden	932	723	681
Countries outside of Europe	1,763	1,449	1,149
Total interest income(2)	5,153	3,896	3,188

Interest income per product group

Skr mn	2018	2017	2016
Lending to Swedish exporters	1,709	1,398	1,500
Lending to exporters’ customers(5)	1,452	1,251	1,042
Liquidity	1,992	1,247	646
Total interest income(2)	5,153	3,896	3,188

(1)         Including administrative remuneration for concessionary loans by Skr 2 million (2017: Skr 2 million; 2016: Skr 2 million).

(2)         From January 1, 2018, SEK applies IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments. The category Available-for-sale was applied until 2017. These assets, liquidity investments, are from 2018 classified at fair value through profit or loss (FVTPL).

(3)         In conjunction with the transition to IFRS 9 the name on the category changed from Loans and receivables.

(4)         In conjunction with the transition to IFRS 9 the name on the category changed from Other financial liabilities.

(5)         In interest income for Lending to exporters’ customers, Skr 155 million (2017: Skr 123 million; 2016: Skr 114 million) represent remuneration from the CIRR-system (see Note 25).

Note 3. Net fee and commissions expense

Skr mn	2018	2017	2016
Fee and commissions earned were related to(1):
Lending	5	3	3
Total	5	3	3

Commissions incurred were related to (1):
Depot and bank fees	-7	-6	-7
Brokerage	-4	-4	-4
Other commissions incurred	-26	-21	-21
Total	-37	-31	-32
Net fee and commissions expense	-32	-28	-29

(1)         Skr -28 million (2017: Skr -24 million; 2016: Skr -26 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2018	2017	2016
Derecognition of financial instruments not measured at fair value through profit or loss:
Available-for-sale financial assets(1)	—	-17	—
Financial assets at amortized cost(2)	24	16	4
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)(3)	7,315	-326	-2,779
Mandatorily(4)	-7,360	278	2,699
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	-192	-999	-693
Net results of the hedged item	235	946	661
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-3	0	-2
Total net results of financial -transactions	19	-102	-110

(1)         From January 1, 2018, SEK applies IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments. The category Available-for-sale was applied until 2017. These assets, liquidity investments, are from 2018 classified at fair value through profit or loss (FVTPL).

(2)         In conjunction with the transition to IFRS 9 the category Loans and receivables changed name to Financial assets at amortized cost.

(3)         Difference between Parent Company and Consolidated Group for 2018 is due to different accounting principles regarding changes in SEK’s own credit risk, see Note 1.

(4)         In conjunction with the transition to IFRS 9 the category Held-for-trading changed name to Financial assets at amortized cost.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly relate to changes in credit spreads on SEK’s own debt, which due to IFRS 9, are reported in other comprehensive income from 2018 compared to net results of financial transactions prior to IFRS 9,  and basis spreads, which are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely. These are effects presented under “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 5. Personnel expenses

Skr mn	2018	2017	2016
Salaries and remuneration to the Board of Directors and the CEO	-7	-7	-6
Salaries and remuneration to Senior Executives	-21	-20	-18
Salaries and remuneration to other employees	-158	-162	-160
Pensions	-52	-58	-57
Social insurance	-59	-61	-58
Other personnel expenses	-14	-12	-9
Total personnel expenses	-311	-320	-308

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 21 million (2017: Skr 20 million; 2016: Skr 18 million). Of the remuneration to senior executives, Skr 21 million (2017: Skr 20 million; 2016: Skr 17 million) is pensionable. Of the remuneration to the

CEO of the Parent Company, Skr 5 million (2017: Skr 5 million; 2016: Skr 4 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2018 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)	Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-612	—	—	—	-612
Other members of the Board of Directors:
Cecilia Ardström(4)	-287	—	—	—	-287
Anna Brandt	—	—	—	—	—
Reinhold Geijer(4)	-269	—	—	—	-269
Hans Larsson(4)	-250	—	—	—	-250
Eva Nilsagård, from April 24, 2018	-182	—	—	—	-182
Susanne Lithander, resigned April 24, 2018	-74	—	—	—	-74
Lotta Mellström resigned April 24, 2018(5)	—	—	—	—	—
Ulla Nilsson	-287	—	—	—	-287
Hélène Westholm, from April 24, 2018	—	—	—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,743	-88	-1,418	-6,249
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,339	-85	-1,307	-4,731
Karl Johan Bernerfalk, General Counsel	—	-1,414	-33	-505	-1,952
Andreas Ericson, Head of Mid Corporates, from October 15, 2018	—	-410	-6	-146	-562
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,930	-25	-483	-3,438
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,326	-16	-493	-2,835
Jens Hedar, Head of Large Corporates, from October 15, 2018	—	-461	-5	-157	-623
Johan Henningsson, Head of Sustainability	—	-1,261	-27	-466	-1,754
Petra Könberg, Head of Marketing & Business Development	—	-1,143	-28	-384	-1,555
Jane Lundgren Ericsson, Head of Lending, resigned October 12, 2018	—	-1,943	-75	-610	-2,628
Ingela Nachtweij, Acting Chief Information Officer (CIO), resigned January 31, 2018	—	-128	-2	-36	-166
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,471	-106	-556	-2,133
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,255	-108	-733	-3,096
Madeleine Widaeus, IT-Chief, from February 1, 2018	—	-1,360	-11	-405	-1,776
Total	-1,961	-25,184	-615	-7,699	-35,459

(1)         Predetermined salary or other compensation such as holiday pay and allowances.

(2)         Other benefits consist of, for example, car allowances and subsistence benefits.

(3)         Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

(4)         Remuneration was invoiced from their private companies in accordance with the state guidelines up to the Annual General Meeting on April 24, 2018.

(5)         Remuneration is not paid from the Company to the representatives on the Board of Directors, who are employed by the owner, the Swedish Government.

(6)         The retirement age of the CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2017 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)	Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-745	—	—	—	-745
Other members of the Board of Directors:
Cecilia Ardström(4)	-344	—	—	—	-344
Jan Belfrage, resigned March 22, 2017	-72	—	—	—	-72
Anna Brandt, from November 21, 2017	—	—	—	—	—
Reinhold Geijer, from March 22, 2017(4)	-213	—	—	—	-213
Hans Larsson, from March 22, 2017(4)	-212	—	—	—	-212
Susanne Lithander	-263	—	—	—	-263
Lotta Mellström(5)	—	—	—	—	—
Ulla Nilsson	-273	—	—	—	-273
Teppo Tauriainen, resigned November 21, 2017(5)	—	—	—	—	—
Magnus Uggla, resigned March 22, 2017(4)	-46	—	—	—	-46
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,638	-97	-1,372	-6,107
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,278	-92	-1,159	-4,529
Karl Johan Bernerfalk, General Counsel	—	-1,372	-18	-447	-1,837
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,908	-19	-465	-3,392
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,252	-11	-485	-2,748
Johan Henningsson, Head of Sustainability	—	-1,191	-30	-435	-1,656
Petra Könberg, Head of Marketing & Business Development, from April 18, 2017	—	-830	-20	-220	-1,070
Jane Lundgren Ericsson, Head of Lending	—	-2,410	-98	-720	-3,228
Ingela Nachtweij, Acting Chief Information Officer (CIO), from January 10, 2017	—	-1,520	-27	-414	-1,961
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,415	-105	-536	-2,056
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,191	-112	-720	-3,023
Edvard Unsgaard, Head of Communication, resigned April 18, 2017	—	-314	-8	-102	-424
Total	-2,168	-24,319	-637	-7,075	-34,199

(1)         Predetermined salary or other compensation such as holiday pay and allowances.

(2)         Other benefits consist of, for example, car allowances and subsistence benefits.

(3)         Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

(4)         Remuneration is invoiced from their private companies in accordance with the state guidelines.

(5)         Remuneration is not paid from the Company to the representatives on the Board of Directors, who are employed by the owner, the Swedish Government.

(6)         The retirement age of the CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2016 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)	Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-669	—	—	—	-669
Other members of the Board of Directors:
Cecilia Ardström	-216	—	—	—	-216
Jan Belfrage	-225	—	—	—	-225
Susanne Lithander	-240	—	—	—	-240
Lotta Mellström(5)	—	—	—	—	—
Ulla Nilsson	-244	—	—	—	-244
Jan Roxendal, resigned April 26, 2016(4)	-109	—	—	—	-109
Teppo Tauriainen(5)	—	—	—	—	—
Magnus Uggla, from April 26, 2016(4)	-186	—	—	—	-186
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,487	-86	-1,332	-5,905
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,207	-86	-1,112	-4,405
Karl Johan Bernerfalk, General Counsel	—	-1,281	-11	-405	-1,697
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,769	-12	-467	-3,248
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,253	-12	-460	-2,725
Johan Henningsson, Head of Sustainability	—	-1,124	-12	-379	-1,515
Jane Lundgren Ericsson, Head of Lending	—	-2,355	-81	-616	-3,052
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,360	-91	-487	-1,938
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,164	-41	-676	-2,881
Edvard Unsgaard, Head of Communication	—	-995	-11	-333	-1,339
Total	-1,889	-21,995	-443	-6,267	-30,594

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

Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration structures in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management apply to SEK. Moreover, SEK applies the government’s guidelines on terms of employment for senior executives at state-owned companies. In accordance with these regulations, SEK’s Board has prepared a proposal for a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2018 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies, and should be reasonable. Remuneration to senior executives consists of fixed salary, pension and other benefits. Pension terms for senior executives should be in the form of defined contribution plans.

SEK’s remuneration system is designed to promote sound and effective risk management and restrict excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee has met seven times in 2018.

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

The aim of the EIS was to contribute to attracting and retaining staff, promote the achievement of the Company’s long-term objectives, and encourage cooperation between different parts of the organization in order to progress toward shared objectives.

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

For all employees encompassed by IVR, the disbursement plan states that 40 percent of the outcome will be disbursed in April in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in April in each of the three subsequent years.

As part of its strategic analysis and planning, the Company undertakes an annual process for internal capital and liquidity assessment.  As part of this assessment, an analysis is conducted with the aim of identifying employees, whose work duties have a material impact on SEK’s risk profile, including risks related to the Company’s remuneration policy and remuneration system. The outcome of this analysis is taken into account when designing the remuneration systems in order to promote sound and efficient risk management and to restrict excessive risk-taking. The number of employees that receive remuneration of EUR 1 million or more per fiscal year is zero. No new agreements containing variable remunerations have been established during the year.

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

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2018	2017	2016
Service cost	-4	-5	-4
Regulation of pension obligations	5
Interest cost, net	-1	-1	0
Pension cost for defined benefit pensions, incl. payroll tax	0	-6	-4
Pension cost for defined contribution pension cost incl. payroll tax	-52	-52	-53
Pension cost recognized in personnel costs	-52	-58	-57

Actuarial gains and (losses) on defined benefit obligation during period	-48	-7	-35
Return above expected return, gains and (losses) on plan assets	0	3	5
Change in the effect of the asset ceiling excluding interest	—	—	4
Revaluation of defined benefit plans	-48	-4	-26

The following table specifies the net value of defined benefit pension obligations

Skr mn	2018	2017	2016
Defined benefit obligations	253	263	254
Plan assets	-173	-223	-216
Restriction to net defined benefit asset due to the asset ceiling	0	0	0
Provision for pensions, net obligation (see Note 21)	80	40	38

The following table shows the development of defined benefit obligations

Skr mn	2018	2017	2016
Defined benefit obligation, opening balance	263	254	215
Service cost	4	5	4
Interest cost	6	7	8
Pension Payments incl. special payroll tax	-9	-10	-9
Other	-59	—	—
Actuarial (gains) and losses, effect due to changed demographic assumptions	—	—	—
Actuarial (gains) and losses, effect due to changed financial assumptions	46	9	38
Actuarial (gains) and losses, effect due to experience based outcome	2	-2	-2
Defined benefit obligation, closing balance	253	263	254

The following table shows the development of plan assets related to defined benefit obligation

Skr mn	2018	2017	2016
Fair value of plan assets, opening balance	223	216	202
Expected return on plan assets	5	6	7
Contributions by the employer(1)	7	7	8
Benefits paid(2)	-8	-8	-7
Other(3)	-54	—	—
Return on plan assets excluding interest income	0	2	6
Fair value of plan assets, closing balance	173	223	216

(1)    Expected contribution from the employer in the following year is Skr 6 million (2017: Skr 7 million; 2016: Skr 8 million) excluding payroll tax.

(2)    Expected compensation paid in the following year is Skr 8 million (2017: Skr 9 million; 2016: Skr 9 million).

(3)    Regulation of pension obligations related to Venantius AB and its subsidiaries, which were liquidated in 2018.

The following table shows the distribution of plan assets related to defined benefit obligation

Skr mn	2018	2017	2016
Domestic equity investments	3	4	4
Foreign equity investments	12	16	4
Domestic government bonds	43	63	69
Domestic corporate bonds	26	40	69
Mortgage bonds	49	76	52
Other Investments	19	—
Properties	21	24	18
Total	173	223	216

The following table displays principal actuarial assumptions used end of year

%	2018	2017	2016
Discount rate	2.1	2.5	2.7
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	1.6	1.6
Expected lifetime	DUS14	DUS14	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
Discount rate	-1%	1.1%	+1%	3.1%
Defined benefit obligation		324		202
Service cost		8		4
Interest cost		4		6

Expected lifetime	+1 year		–1 year
Defined benefit obligation		266		242
Service cost		6		5
Interest cost		6		5

Net reconciliation of pension liabilities

Skr mn	2018	2017	2016
Pension liabilities, opening balance	40	38	17
Net periodic pension cost	0	6	4
Contributions by the employer	-7	-7	-8
Net pension payments	-1	-1	-1
Revaluations recognized in other comprehensive income	48	4	26
Pension liabilities, closing balance	80	40	38

Reconciliation of provisions for pensions

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2018 for defined benefit pensions amounts to Skr 0 million (2017: Skr 6 million; 2016: Skr 4 million).

As of December 31, 2018, the expected weighted average remaining service time for active employees was 16.66 years, (2017: 17.58 years; 2016: 19.07 years) the expected weighted average duration for the present value was 19.37 years (2017: 17.38 years; 2016: 20.7 years) and the average salary for active employees was Skr 0.8 million (2017: Skr 0.8 million; 2016: Skr 0.8 million).

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

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees	2018	2017	2016
Women	117	121	122
Men	126	131	138
Total average number of employees	243	252	260

Number of employees at year-end	2018	2017	2016
Women	118	122	122
Men	120	128	134
Total number of employees(1)	238	250	256
of which full-time employees	230	243	250
Allocation of women/men	49/51	48/52	47/53
of which part-time employees	8	7	6
Allocation of women/men	75/25	86/14	83/17
of which permanent employees	236	246	251
Allocation of women/men	50/50	49/51	48/52
of which temporary employees	2	4	5
Allocation of women/men	50/50	50/50	20/80
of which managers	29	31	33
of which non-management	209	219	223

(1)         In addition to its employees, SEK had 32 consultants (FTEs) engaged at year-end 2018.

Employees by age distribution	2018	2017	2016
Total number of employees	238	250	256
of which under the age of 30 years	13	16	16
of which between 30 and 50 years	127	142	153
of which over 50 years	98	92	87

Employee turnover	2018	2017	2016
Number of employees who left employment	32	31	26
of which women	12	12	9
of which men	20	19	17
of which under the age of 30 years	3	4	2
of which between 30 and 50 years	20	20	17
of which over 50 years	9	7	7

Health, %	2018	2017	2016
Absence due to sickness	3.1	3.3	4.0
Percentage of employees that use SEK’s fitness allowance	91	92	84

Equality and diversity	2018	2017	2016
Allocation of women/men on the Board of Directors	62/38	60/40	50/50
Allocation of women/men in SEK’s executive management	50/50	64/36	50/50
Allocation of women/men in management positions	41/59	42/58	36/64
Allocation of women/men at SEK in total	51/49	49/51	48/52
Allocation of employees with foreign/ Swedish background(1)	33/67	33/67	30/70

(1)         Foreign background is defined as “I was raised in a country other than Sweden (wholly or in part)”, “I was born in another country but raised in Sweden” and “I myself was born and raised in Sweden but have a parent/parents born and raised in another country”. The survey is conducted at least once every three years.

Employee development	2018	2017	2016
Percentage of employees who had a performance review (percent)	96	95	98
Average number of training days per employee (all employees are white-collar workers)	3	2	3

Note 6. Other administrative expenses

Skr mn	2018	2017	2016
Travel expenses and marketing	-7	-8	-10
IT and information system (fees incl.)	-151	-144	-141
Other fees	-34	-38	-47
Premises(1)	-33	-32	-28
Other	-6	-10	-10
Total other administrative expenses	-231	-232	-236

(1)         SEK is a partner in rental agreements of office space in Stockholm and Gothenburg.

Cost of operating leases

Skr mn	2018	2017	2016
Leases	-32	-31	-27

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

Skr mn	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Within 1 year	-32	-32	-31
Between 1 and 5 years	-60	-88	-120
More than 5 years	—	—	—
Total future minimum rentals payable under non-cancellable operating leases	-92	-120	-151

Remuneration to auditors

Skr mn	2018	2017	2016
Öhrlings PricewaterhouseCoopers AB:
Audit fees(1)	-8	-8	-10
Audit related fees(2)	0	0	0
Tax related fees(3)	—	0	0
Other fees(4)	-2	-1	-1
Total	-10	-9	-11

(1)         Fees related to audit of annual financial statements and reviews of interim financial statements.

(2)         Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.

(3)         Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

(4)         Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax related fees above.

In the financial statements remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

Skr mn	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Net book value
Tangible assets	26	22	22
Intangible assets(1)	43	66	101
Total net book value	69	88	123

Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-40	-45	-46

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

	December 31, 2018		December 31, 2017
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
No later than one year	117	113	124	107
Later than one year and no later than five years	182	156	246	226
Later than five years	8	5	—	—
Total	307	274	370	333

Unearned finance income	—	33	—	37
Unguaranteed residual value	—	—	—	—

The leases are included in the line item “Loans to the public” in the Statement of Financial Position.

Note 9. Impairments

Skr mn	2018(1)	2017(2)	2016(2)
Expected credit losses, stage 1	6	n.a.	n.a.
Expected credit losses, stage 2	14	n.a.	n.a.
Expected credit losses, stage 3	-13	n.a.	n.a.
Impairment of financial assets	n.a.	-59	—23
Reversals of previous write-downs	—	110	7
Established credit losses	—	-47	—
Reserves applied to cover established credit losses	—	46	—
Recovered credit losses	0	1	0
Net credit losses	7	51	-16

(1)         Expected credit losses according to IFRS 9

(2)         Impairments according to IAS 39

	December 31, 2018				December 31, 2017
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	34,112	2,686	—	36,798	41,125
Loans to credit institutions	10,188	1,164	—	11,352	12,884
Loans to the public	134,117	25,405	1,424	160,946	141,266
Off balance, before expected credit losses
Guarantees	2,818	1,246	1	4,065	3,360
Committed undisbursed loans	21,348	30,177	—	51,525	74,125
Total, before expected credit losses	202,583	60,678	1,425	264,686	272,760
of which guaranteed	60.4%	85.4%	94.3%	64.1%

Loss allowance, loans
Loans in the form of interest-bearing securities	-9	-3	—	-12	—
Loans to credit institutions	-1	-1	—	-2	—
Loans to the public	-24	-17	-82	-123	-155
Loss allowance, off balance (1)
Guarantees	0	0	-2	-2	—
Committed undisbursed loans	0	0	—	0	—
Total, loss allowance	-34	-21	-84	-139	-155
Provision ratio	0.02%	0.03%	5.89%	0.05%	0.06%

(1)         Recognized under provision in Consolidated Statement of Financial Position

Loans and off balance, before Loss Allowance

	December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total
Opening balance(1)	209,232	62,286	1,242	272,760
Increase due to origination and acquisition	37,594	768	3	38,365
Transfer to stage 1	2,490	—	—	2,490
Transfer to stage 2	—	5,431	—	5,431
Transfer to stage 3	—	—	466	466
Decrease due to derecognition	-46,733	-7,807	-286	-54,826

Closing balance	202,583	60,678	1,425	264,686

(1)         Effect on opening balance after implementation of IFRS 9 Skr 18 million.

Loss Allowance

	December 31, 2018				31 december,2017(3)
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance(1)	-38	-33	-66	-137	-254
Increases due to origination and acquisition	-12	-2	-1	-15	n.a.
Net remeasurement of loss allowance	12	9	-14	7	51
Transfer to stage 1	0	0	—	0	n.a.
Transfer to stage 2	1	-1	—	0	n.a.
Transfer to stage 3	0	-2	2	0	n.a.
Decreases due to derecognition	5	10	0	15	n.a.
Decrease in allowance account due to write-offs	—	—	—	—	46
Exchange-rate differences(2)	-2	-2	-5	-9	2
Closing balance	-34	-21	-84	-139	-155

(1)         Effect on opening balance after implementation of IFRS 9 Skr 18 million.

(2)         Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

(3)         According to IAS 39

Loan credit quality , before expected credit losses, allocated by stage

	December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total
AAA	1,204	—	—	1,204
AA+ to A-	25,635	51	—	25,686
BBB+ to BBB-	107,289	1,161	—	108,450
BB+ to BB-	28,055	18,972	28	47,055
B+ to B-	16,234	8,869	—	25,103
CCC to D	—	202	1,396	1,598
Total, before expected credit losses	178,417	29,255	1,424	209,096

Past-due receivables, historic amounts, according to IAS 39

Past-due receivables have been recorded at the amounts expected to actually be received at settlement.

Skr mn	December 31, 2017
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	136
Aggregate amount of principal and interest more than 90 days past due (1)	10
Principal amount not past-due on such receivables	494
Total Past-due receivables	640

(1)         Of the aggregate amount of principal and interest past due, Skr 3 million was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 3 million was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 5 million was due for payment more than nine months before the end of the reporting period.

More information regarding SEK’s Credit Policy is found in Note 27. Risk information and in Note 30. Risk and capital management.

Note 10. Taxes

	Consolidated Group
Skr mn	2018	2017	2016
Income tax
Adjustment previous year	-1	0	4
Current tax	-448	-262	-382
Deferred tax	245	27	156
Total income tax	-204	-235	-222

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	6	27	27
Deferred tax	—	—	—
Tax on items not to be reclassified to profit or loss
Current tax	-82	—	—
Deferred tax	10	1	6
Income tax related to other comprehensive income	-66	28	33

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	22.0	22.0	22.0
Profit before taxes	852	1,007	1,002

National tax based on profit before taxes	-187	-222	-220
Tax effects of:
Non-taxable income	0	1	0
Non-deductible expenses	-14	-15	-1
Imputed interest on tax allocation reserve	-2	-2	-3
Dividend received	—	—	—
Other	-1	3	2
Total tax	-204	-235	-222
Effective tax expense in %	24.0	23.3	22.2

Deferred taxes

Skr mn	2018	2017
Deferred tax assets concerning:
Temporary differences, related to pensions	15	7
Other temporary differences	—	—
Total deferred tax assets	15	7

Deferred tax liabilities concerning:
Untaxed reserves	291	538
Total deferred tax liabilities	291	538
Net deferred tax liabilities (+) / tax assets (—)	276	531

No deductible loss carry forwards existed as of December 31, 2018, or December 31, 2017.

Change in deferred taxes

Skr mn	2018	2017
Opening balance	531	559
Change through profit or loss	-245	-27
Change in other comprehensive income	-10	-1
Total	276	531

No deferred taxes accounted for in the Parent Company as of December 31, 2018, or December 31, 2017.

In June 2018, the Swedish Parliament introduced, among other things, reduced corporate tax and general interest deduction restrictions. The new rules came into force on January 1, 2019. The corporate tax is reduced in two stages - first to 21.4% (from January 1, 2019) and later to 20.6% (from January 1, 2021). The change has not had any significant impact on SEK’s deferred taxes.

Note 11. Loans and liquidity investments

Skr mn	Dec 31, 2018	Dec 31, 2017
Loans:
Loans in the form of interest-bearing securities	36,781	41,125
Loans to credit institutions	27,725	23,198
Loans to the public	161,094	141,111
Less:
Cash collateral under the security agreements for derivative contracts(1)	-16,374	-10,314
Deposits with time to maturity exceeding three months	—	—
Total loans	209,226	195,120

Liquidity investments:
Cash and cash equivalents	2,416	1,231
Cash collateral under the security agreements for derivative contracts	16,374	10,314
Deposits with time to maturity exceeding three months	—	—
Treasuries/government bonds	11,117	4,382
Other interest-bearing securities except loans	48,665	39,807
Total liquidity investments	78,572	55,734
of which issued by public authorities	15,110	9,309
of which quoted on an exchange	24,505	22,396

(1)         Included in Loans to credit institutions.

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2018	2017
Sum of amounts exceeding nominal	143	4
Sum of amounts falling below nominal	-39	-57

Volume Development, Lending

of which the CIRR-system

Skr mn	2018		2017		2018	2017
Offers of long-term loans accepted	57,015		89,305		4,916	36,909
Undisbursed loans at year-end	50,814		72,914		47,664	69,161
Loans outstanding at year-end	209,226	(1)	195,120	(1)	69,922	49 124

(1)   Including concessionary loans by Skr 663 million (year-end 2017: Skr 754 million) .

Outstanding loans as per business area

of which the CIRR-system

Skr mn	December 31, 2018		December 31, 2017		December 31, 2018	December 31, 2017
Lending to Swedish exporters	89,759		93,060		—	—
Lending to exporters’ customers	119,467		102,060		69,922	49 124
Total lending	209,226	(1)	195,120	(1)	69,922	49 124

(1)         Including concessionary loans by Skr 663 million (year-end 2017: Skr 754 million) .

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category:

	December 31, 2018
	Financial assets at fair value through profit or loss		Amortized cost	Total
Skr mn	Mandatorily	Derivatives used for hedge accounting
Cash and cash equivalents	—	—	2,416	2,416
Treasuries/government bonds	11,117	—	—	11,117
Other interest-bearing securities except loans	48,665	—	—	48,665
Loans in the form of interest-bearing securities	—	—	36,781	36,781
Loans to credit institutions	—	—	27,725	27,725
Loans to the public	—	—	161,094	161,094
Derivatives	4,565	1,964	—	6,529
Total financial assets	64,347	1,964	228,016	294,327

Financial liabilities by accounting category:

	December 31, 2018
	Financial liabilities at fair value through profit or loss			Amortized cost	Total
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting
Borrowing from credit institutions	—	—	—	2,247	2,247
Debt securities issued	—	64,687	—	190,913	255,600
Derivatives	15,652	—	6,282	—	21,934
Total financial liabilities	15,652	64,687	6,282	193,160	279,781

Financial assets by accounting category according to IAS 39:

	December 31, 2017
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available-for- sale	Loans and receivables	Total
Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	1,231	1,231
Treasuries/government bonds	—	—	—	4,382	—	4,382
Other interest-bearing securities except loans	—	113	—	39,694	—	39,807
Loans in the form of interest-bearing securities	—	—	—	—	41,125	41,125
Loans to credit institutions	—	—	—	—	23,198	23,198
Loans to the public	—	—	—	—	141,111	141,111
Derivatives	4,356	—	3,447	—	—	7,803
Total financial assets	4,356	113	3,447	44,076	206,665	258,657

Financial liabilities by accounting category according to IAS 39:

	December 31, 2017
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities	Total
Skr mn	Held-for-trading	Designated upon initial recognition (FVO)
Borrowing from credit institutions	—	—	—	2,317	2,317
Debt securities issued	—	63,421	—	159,095	222,516
Derivatives	10,864	—	5,616	—	16,480
Subordinated liabilities	—	—	—	2,040	2,040
Total financial liabilities	10,864	63,421	5,616	163,452	243,353

Note 13. Financial assets and liabilities at fair value

	December 31, 2018
Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	2,416	2,416	—
Treasuries/governments bonds	11,117	11,117	—
Other interest-bearing securities except loans	48,665	48,665	—
Loans in the form of interest-bearing securities	36,781	37,666	885
Loans to credit institutions	27,725	27,709	-16
Loans to the public	161,094	164,734	3,640
Derivatives	6,529	6,529	—
Total financial assets	294,327	298,836	4,509

Borrowing from credit institutions	2,247	2,247	—
Debt securities issued	255,600	256,619	1,019
Derivatives	21,934	21,934	—
Total financial liabilities	279,781	280,800	1,019

	December 31, 2017
Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	1,231	1,231	—
Treasuries/governments bonds	4,382	4,382	—
Other interest-bearing securities except loans	39,807	39,807	—
Loans in the form of interest-bearing securities	41,125	42,352	1,227
Loans to credit institutions	23,198	23,451	253
Loans to the public	141,111	144,935	3,824
Derivatives	7,803	7,803	—
Total financial assets	258,657	263,961	5,304

Borrowing from credit institutions	2,317	2,317	—
Debt securities issued	222,516	223,465	949
Derivatives	16,480	16,480	—
Subordinated liabilities	2,040	2,047	7
Total financial liabilities	243,353	244,309	956

The majority of financial liabilities and some of the financial assets in the Statement of Financial Position are accounted for at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. Lending and borrowing not classified as hedge accounting or FVO are accounted for at amortized cost.

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

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2018
	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	2,416	—	—	2,416	2,416
Loans in the form of interest-bearing securities	287	37,379	—	37,666	36,781
Loans to credit institutions	—	27,709	—	27,709	27,725
Loans to the public	—	164,722	—	164,722	161,094
Total financial assets in fair value hierarchy	2,703	229,810	—	232,513	228,016

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2018
	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	2,247	—	2,247	2,247
Debt securities issued	—	191,932	—	191,932	190,913
Total financial liabilities in fair value hierarchy		194,179	—	194,179	193,160

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2017
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	1,231	—	—	1,231	1,231
Loans in the form of interest-bearing securities	550	41,802	—	42,352	41,125
Loans to credit institutions	—	23,451	—	23,451	23,198
Loans to the public	—	144,935	—	144,935	141,111
Total financial assets in fair value hierarchy	1,781	210,188	—	211,969	206,665

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2017
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	2,317	—	2,317	2,317
Debt securities issued	—	160,044	—	160,044	159,095
Subordinated liabilities	—	2,047	—	2,047	2,040
Total financial liabilities in fair value hierarchy	—	164,408	—	164,408	163,452

Financial assets reported at fair value in fair value hierarchy

	December 31, 2018
	Financial assets at fair value through profit or loss				Available-for-sale(1)
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	11,117	—	11,117
Other interest-bearing securities except loans	—	48,665	—	48,665
Derivatives	—	4,596	1,933	6,529
Total financial assets in fair value hierarchy	—	64,378	1,933	66,311

(1)         Due to the transition to IFRS 9, the financial assets classified as available-for-sale under IAS 39 are now classified as “Financial assets at fair value through profit or loss”

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2018
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	16,789	47,898	64,687
Derivatives	—	15,414	6,520	21,934
Total financial liabilities in fair value hierarchy	—	32,203	54,418	86,621

Transfers were made between level 2 and level 3 during 2018 which amounted to Skr -2,124 million (year-end 2017: Skr - million). The transfers were due to improved classification.

Financial assets reported at fair value in fair value hierarchy

	December 31, 2017
	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	—	—	—	4,382	—	—	4,382
Other interest-bearing securities except loans	—	113	—	113	—	39,694	—	39,694
Derivatives	—	5,829	1,974	7,803	—	—	—	—
Total financial assets in fair value hierarchy	—	5,942	1,974	7,916	4,382	39,694	—	44,076

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2017
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	20,426	42,995	63,421
Derivatives	—	13,660	2,820	16,480
Total financial liabilities in fair value hierarchy	—	34,086	45,815	79,901

There were no transfers made between levels during 2017.

Financial assets and liabilities at fair value in Level 3, December 31, 2018

Skr mn	Jan 1, 2018	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Gains (+) and losses (–) through other comprehensive income	Cur. exchange- rate effects	Dec 31, 2018
Debt securities issued	-42,995	-13,199	9,490	-2,486	425	4,091	250	-3,474	-47,898
Derivatives, net	-846	3	-43	-57	-6	-3,913	—	275	-4,587
Net assets and liabilities	-43,841	-13,196	9,447	-2 ,543	419	178	250	-3,199	-52,485

Financial assets and liabilities at fair value in Level 3, December 31, 2017

Skr mn	Jan 1, 2017	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Cur. exchange- rate effects	Dec 31, 2017
Other interest-bearing securities except loans	257	—	-250	—	—	-6	-1	—
Debt securities issued	-48,217	-19,077	24,627	—	—	1,044	-1,372	-42,995
Derivatives, net	-2,404	3	-4,342	—	—	-1,202	7,099	-846
Net assets and liabilities	-50,364	-19,074	20,035	—	—	-164	5,726	-43,841

(1)              Gains and losses through profit or loss, including the impact of exchange-rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of December 31, 2018, amounted to a Skr 157 million gain (year-end 2017: Skr 768 million loss) and are reported as net results of financial transaction

Uncertainty of valuation of Level 3-instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/— 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/— 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

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

Sensitivity analysis — level 3

	December 31, 2018
Assets and liabilities			Range of estimates for		Sensitivity	Sensitivity
Skr mn	Fair Value	Unobservable input	unobservable input (1)	Valuation method	Max	Min
Equity	-2,417	Correlation	0.70 - 0.07	Option Model	6	-6
Interest rate	972	Correlation	0.21 - (0.12)	Option Model	-95	90
FX	-2,971	Correlation	0.84 - (0.94)	Option Model	22	-19
Other	-171	Correlation	0.53 - (0.01)	Option Model	1	-1
Sum derivatives, net	-4,587				-66	64

Equity	-680	Correlation	0.70 - 0.07	Option Model	-7	6
		Credit spreads	10BP - (10BP)	Discounted cash flow	28	-28
Interest rate	-47,090	Correlation	0.21 - (0.12)	Option Model	97	-94
		Credit spreads	10BP - (10BP)	Discounted cash flow	116	-113
FX	-32	Correlation	0.84 - (0.94)	Option Model	-23	20
		Credit spreads	10BP - (10BP)	Discounted cash flow	95	-96
Other	-96	Correlation	0.53 - (0.01)	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-47,898				308	-307

Total effect on total comprehensive income(2)					242	-243

Sensitivity analysis — level 3

	December 31, 2017
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input (1)	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-171	Correlation	0.78 - (0.02)	Option Model	1	-1
Interest rate	1,001	Correlation	0.19 - (0.37)	Option Model	-192	178
FX	-1,512	Correlation	0.89 - (0.81)	Option Model	24	-22
Other	-164	Correlation	0.63 - (0.05)	Option Model	0	0
Sum derivatives, net	-846				-167	155

Equity	-680	Correlation	0.78 - (0.02)	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	11	-11
Interest rate	-42,168	Correlation	0.19 - (0.37)	Option Model	195	-181
		Credit spreads	10BP - (10BP)	Discounted cash flow	106	-103
FX	-34	Correlation	0.89 - (0.81)	Option Model	-25	23
		Credit spreads	10BP - (10BP)	Discounted cash flow	92	-92
Other	-113	Correlation	0.63 - (0.05)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-42,995				381	-366

Total effect on total comprehensive income(2)					214	-211

(1)          Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and –0.1. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

(2)          Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 242 million (year-end 2017: Skr 211 million) under a maximum scenario and Skr -240 million (year-end 2017: Skr -208 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value origination
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
Skr mn	December 31, 2018	December 31, 2017	2018	2017	2016
CVA/DVA, net(1)	-29	-8	-21	6	9
OCA(2)	-150	-578	374	-195	1

(1)         Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

(2)         Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2018			December 31, 2017
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,842	10,207	280,808	3,781	9,132	245,788
Currency-related contracts	2,630	8,799	162,870	3,772	6,879	139,614
Equity-related contracts	57	2,755	16,014	250	303	13,246
Contracts related to commodities, credit risk, etc.	—	173	-1,920	—	166	-1,183
Total derivatives	6,529	21,934	457,772	7,803	16,480	397,465

	December 31, 2018			December 31, 2017
of which derivatives used for economic -hedges, accounted for as held-for-trading under IFRS 9 (2017: IAS39) Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	2,767	7,479	129,470	2,603	6,358	119,239
Currency-related contracts	1,728	5,177	132,611	1,501	4,003	92,133
Equity-related contracts	57	2,755	16,014	250	303	13,246
Contracts related to commodities, credit risk, etc.	—	173	-1,920	—	166	-1,183
Total derivatives	4,552	15,584	276,175	4,354	10,830	223,435

	December 31, 2018			December 31, 2017
of which derivatives in fair-value hedges Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	1,075	2,728	151,338	1,178	2,774	126,549
Currency-related contracts	902	3,622	30,260	2,271	2,876	47,481
Total derivatives	1,977	6,350	181,598	3,449	5,650	174,030

Maturity analysis of the nominal amounts(1) of hedging instruments

	December 31, 2018
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	40	40	220	6,769	6,234
Hedge of fixed rate liabilities	10	8,967	34,248	100,167	3,798
Currency-related contracts
Hedge of fixed rate assets	3	12	545	2,195	191
Hedge of fixed rate liabilities	—	3,317	3,672	13,936	5,990

(1) Nominal amounts before off-set.

Derivatives used as fair value hedge

	December 31, 2018
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Cash inflows (assets)	261	518	1,138	2,311	1,858
Cash outflows (liabilities)	-99	-1,064	-1,095	-4,721	-343
Net cash inflow	162	-546	43	-2,410	1,515

Derivatives used as fair value hedge

	December 31, 2017
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Cash inflows (assets)	47	238	700	3,428	459
Cash outflows (liabilities)	8	56	-977	-1,526	-869
Net cash inflow	55	294	-277	1,902	-410

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts.

	December 31, 2018
Assets Skr mn	Book value	Fair -value hedge adjustments
Loans in the form of interest- bearing securities	4,244	499
Loans to credit institutions	206	3
Loans to the public	12,904	648
Total	17,354	1,150

	December 31, 2018
Liabilities Skr mn	Book value	Fair -value hedge adjustments
Debt securities issued	163,172	1,000
Subordinated liabilities	—	—
Total	163,172	1,000

Cash-flow hedges reclassified to profit or loss during the year

Skr mn	2018	2017
Interest income	25	91
Interest expense	—	—
Total(1)	25	91

(1)         Relates to previously terminated cash flow hedges where comprehensive income is allocated over the previously hedged item’s remaining maturity.

It is SEK’s risk management strategy and objective to identify its material foreign currency and interest rate exposures and to manage those exposures with appropriate derivative instruments or non-derivative alternatives. SEK has the intention to, as much as possible, achieve fair value hedge accounting for transactions entered into for economic hedging purposes.

SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which leads to interest rate risk. Using different derivatives, the original interest rate risk in assets and liabilities are normally transformed from fixed to floating interest terms in currencies with well functioning markets. EUR, USD and Skr are preferably used. It is SEK’s objective to mitigate the risk of changes in fair value of the underlying hedged item due to changes in benchmark interest rates, i.e. to convert a fixed interest rate in a financial asset or liability into a floating rate. For that SEK uses interest rate swaps, or a proportion of interest rate swaps, swapping fixed to floating interest rates.

SEK’s granting of credits and a large portion of its borrowing can take place in the currency of the borrower’s and investor’s choice. It is therefore seldom that borrowing and lending are made in the same currency and therefore directly balance each other. Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in FX- and interest rates. For example, converting a fixed interest rate in a financial asset or liability into a variable rate financial asset or liability denominated in SEK’s functional currency Skr. For that, SEK uses cross currency interest rate swap or a proportion of these swaps, swapping fixed to floating interest rates in Skr.

For more disclosures regarding SEK’s hedge accounting, see Consolidated Statement of Changes in Equity, Note 1 Significant accounting policies, Note 4 Net results of financial transactions and Note 30 Risk and Capital Management.

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange-rate, and other exposures, SEK uses, and is a party to, differ-ent kinds of derivative instruments, mostly various interest rate-related and currency exchange-rate-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counter-parties’ credit quality. The models used include both directly observable and non-observable market parameters.

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

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash. Such collateral is subject to the standard industry terms of an ISDA Credit Support Annex (CSA).

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that cover similar financial instruments. SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements.  Derivative assets and derivative liabilities in relation to central clearing counterparties are offset in the Statement of Financial Position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2018	Dec 31, 2017
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	7,200	7,803
Amounts offset in the Statement of Financial Position	-671	—
Net amounts of financial assets presented in the Statement of Financial Position	6,529	7,803
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-4,324	-5,713
Cash collateral received	-1,805	-1,784
Net amount	400	306

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2018	Dec 31, 2017
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	22,648	16,480
Amounts offset in the Statement of Financial Position	-714	—
Net amounts of financial liabilities presented in the Statement of Financial Position	21,934	16,480
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-4,324	-5,713
Cash collateral paid	-15,537	-9,031
Net amount	2,073	1,736

Note 15. Shares

Venantius AB, domiciled in Stockholm, Sweden and wholly owned by AB Svensk Exportkredit, was wound down in April 2018. The wind down resulted  in a loss amounting to Skr 2 million. The Parent Company  in 2017 gave a contribution to Venantius AB. The net profit for Venantius AB for the year 2017 amounted to Skr 10 million. Dividend to Parent Company amounted 2017 to Skr 1 million

Since March  2018 SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

Shares in subsidaries	December 31, 2018		December 31, 2017
Skr mn	Book value	Number of shares	Book value	Number of shares
Venantius AB (reg.no 556449-5116)	—	—	24	5,000 500
SEKETT AB (reg.no 559132-9668)	0	50	—	—

Note 16. Other assets

Skr mn	Dec 31, 2018	Dec 31, 2017
Claim against the State for CIRR loans and concessionary loans	3,915	3,309
Cash receivables, funding operations	960	198
Other	105	49
Total	4,980	3,556

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2018	Dec 31, 2017
Interest income accrued	2,643	2,075
Prepaid expenses and other accrued revenues	14	16
Total	2,657	2,091

Note 18. Debt

	December 31, 2018
Skr mn	Total debt excluding debt securities issued	Total debt —securities issued	Total
Exchange-rate related contracts	—	2,097	2,097
Interest rate related contracts	2,247	252,624	254,871
Equity related contracts	—	783	783
Contracts related to raw materials, credit risk etc	—	96	96
Total debt outstanding	2,247	255,600	257,847

of which denominated in:
Skr			2,098
USD			166,827
JPY			34,929
EUR			21,188
Other currencies			32,805

	December 31, 2017
Skr mn	Total debt excluding debt securities issued	Total debt — securities issued	Total
Exchange-rate related contracts	—	33,016	33,016
Interest rate related contracts	2,317	188,607	190,924
Equity related contracts	—	779	779
Contracts related to raw materials, credit risk etc	—	114	114
Total debt outstanding	2,317	222,516	224,833

of which denominated in:
Skr			1,116
USD			119,112
JPY			32,988
EUR			29,191
Other currencies			42,426

SEK has the following major Borrowing programs in place:

	Value outstanding (1)
Skr mn	December 31, 2018	December 31, 2017
Medium-term note program:
Unlimited Euro Medium-Term Note Programme	99,710	98,189
Unlimited SEC-registered U.S. Medium-Term Note Programme	143,109	111,444
Unlimited Swedish Medium-Term Note Programme	261	256
Unlimited MTN/STN AUD Debt Issuance Programme	3,875	3,607
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Programme	4,723	1,637
USD 4,000,000,000 Euro-Commercial Paper Programme	1,961	—

(1)         Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	December 31, 2017	Cash flow	Exchange-rate difference	Unrealized changes in fair value	December 31, 2018
Senior debt	224,833	25,102	15,997	-8,085	257,847
Subordinated debt	2,040	-2,322	220	62	—
Derivatives - net	8,677	1,830	-3,173	8,039	15,373
Total liabilities in financing activities	235,550	24,610	13,044	16	273,220

Note 19. Other liabilities

Skr mn	Dec 31, 2018	Dec 31, 2017
Cash payables, debt purchases	682	668
Other	387	158
Total	1,069	826

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2018	Dec 31, 2017
Interest expenses accrued	2,542	2,023
Other accrued expenses and prepaid revenues	41	40
Total	2,583	2,063

Note 21. Provisions

	Consolidated Group
Skr mn	Dec 31, 2018	Dec 31, 2017
Pension liabilities (see Note 5)	80	40
Long term employee benefit	3	4
Off balance, expected credit losses(1)	2	—
Termination reserve	—	1
Total	85	45

(1)         Provisions for expected credit losses are on the off-balance-sheet, in accordance with IFRS 9. See Note 9.

Note 22. Subordinated liabilities

Skr mn	December 31, 2018	December 31, 2017
Fixed Rate Resettable Dated Subordinated Instruments(1)	—	2,040
Total subordinated liabilities outstanding	—	2,040

of which denominated in:
Swedish kronor	—	—
Foreign currencies	—	2,040

	2018	2017
Total interest expense	54	61
of which accrued interest(2)	—	8

(1)         SEK’s fixed rate resettable dated subordinated debt totaling USD 250 million was redeemed on the “optional redemption date” November 14, 2018 in accordance with the loan terms and under specific consent to do so from the Swedish Financial Supervisory Authority.

(2)         The accrued interest is attributable to subordinated borrowing and is included in “Accrued expenses and prepaid revenues”.

Subordinated debt means debt for which, in the event of the obligor being declared bankrupt, the holder would be repaid after other creditors, but before shareholders.

Note 23. Equity

	Consolidated Group
Skr mn	December 31, 2018	December 31, 2017
Share capital	3,990	3,990
Legal reserve	—	—
Fund for internally developed software	—	—
Reserves/Fair value reserve
Hedge reserve	6	25
Fair value reserve	—	9
Own credit risk	-117	—
Defined benefit plans	-42	-4
Retained earnings	14,402	13,554
Total equity	18,239	17,574

The total number of shares is 3,990,000 with a quota value of Skr 1,000.

The hedge reserve comprises the cumulative effective portion of hedging derivatives in connection with cash-flow hedges and is reported in other comprehensive income. The hedge reserve is reported net after tax.

Own credit risk consists of gains and losses that arise from changes in SEK´s own credit risk on liabilities designated at fair value.

These are recognized in Other comprehensive income under the reserve for own credit risk and are not reclassified to profit or loss in the financial statements of the Group. In the financial statement for the Parent Company, these gains and losses continue to be recognized under Net results of financial transactions.

Fund for internally developed software represents expenses that are directly attributable to large investments in the development of IT systems.

The entire equity is attributable to the shareholder of the Parent Company.

	Consolidated Group
Skr mn	December 31, 2018	December 31, 2017
Restricted equity	5,240	6,122
Unrestricted equity	12,999	11,452
Total equity	18,239	17,574

The Legal reserve reported in the Parent Company represents previous demands for statutory provision to non-distributable capital. The requirement was abolished January 1, 2006, and prior provisions remain.

For information on the objectives, policies and processes for managing capital, see Note 30.

Proposal for the distribution of profits

The results of the Consolidated Group’s and the Parent Company’s operations during the year and its financial position at December 31, 2018, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group as well as the income statement, balance sheet and statement of cash flows for the Parent Company and related Notes. The Board has decided to propose to the Annual General Meeting the payment of a dividend of Skr 194 million (2017: Skr 232 million), in accordance with the company’s dividend policy. The following proposal regarding distribution of profits relates to the Parent Company.

At the disposal of the Annual General Meeting	13,054
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 48.70 per share, amounting to	194
- remaining disposable funds to be carried forward	12,860

Note 24. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2018	Dec 31, 2017
Collateral provided
Cash collateral under the security agreements for derivative contracts	16,374	10,314
Contingent liabilities
Guarantee commitments	4,032	3,360
Commitments
Committed undisbursed loans	50,814	72,914
Binding offers	744	1,211

Note 25. CIRR-system

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish officially supported system for export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the Consolidated Statement of Financial Position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Note 16 Other Assets in the item Claim against the State for CIRR-loans and concessionary loans.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s Statement of Comprehensive Income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s Statement of Comprehensive Income under net interest income. Refer also to Note 1 (f).

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees such as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2018, loans outstanding amounted to Skr 663 million (year-end 2017: Skr 754 million) and the government noted a negative result of Skr -42 million (2017: Skr -48 million; 2016: Skr 53 million). Administrative compensation to SEK amounted to Skr -2 million (2017: Skr -2 million; 2016: Skr -2 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2018	2017	2016
Interest income	1,624	1,343	1,185
Interest expenses	-1,480	-1,115	-961
Net interest income	144	228	224
Interest compensation	20	26	121
Foreign exchange effects	9	-6	4
Profit before compensation to SEK	173	248	349
Administrative remuneration to SEK	-155	-123	-114
Operating profit CIRR-system	18	125	235
Reimbursement to (-) / from (+) the State	-18	-125	-235

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	Dec 31, 2018	Dec 31, 2017
Cash and cash equivalents	—	10
Loans	69,922	49,124
Derivatives	502	522
Other assets	4,090	3,472
Prepaid expenses and accrued revenues	561	364
Total assets	75,075	53,492

Liabilities	70,144	49,252
Derivatives	4,408	3,789
Accrued expenses and prepaid revenues	523	451
Total liabilities and equity	75,075	53,492

Commitments
Committed undisbursed loans	47,664	69,161
Binding offers	616	628

Note 26. Capital adequacy

Capital adequacy analysis

In 2018, the subsidiary Venantius AB has been liquidated, which means that capital requirements are calculated at the Parent Company level and no longer on a consolidated level.  The capital situation comprises the Parent Company AB Svensk Exportkredit.

	Parent Company
	December 31, 2018	December 31, 2017
Capital ratios excl. buffer requirements(1)
Common Equity Tier 1 ratio	20.1%	20.6%
Tier 1 capital ratio	20.1%	20.6%
Total capital ratio(2)	20.1%	23.0%
Institution specific Common Equity Tier 1 capital requirement incl. buffers(3)	8.5%	8.4%

of which Common Equity Tier 1 capital requirement	4.5%	4.5%
of which capital conservation buffer	2.5%	2.5%
of which countercyclical buffer	1.5%	1.4%
of which systemic risk buffer	—	—
Common Equity Tier 1 capital available as a buffer(4)	12.1%	14.6%
Total capital ratio according to Basel I floor	n.a.	21.9%

(1)         Capital ratios excluding buffer requirements are the quotients of the relevant capital metric and the total Risk exposure amount. The minimum requirements, which were implemented in Sweden without a transitional period, are 4.5 percent, 6.0 percent and 8.0 percent for Common Equity Tier 1 capital, Tier 1 capital and total own funds, respectively. The minimum requirements apply in accordance with Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR).

(2)         The reduction in Total capital ratio in 2018 is mainly due to the fact that SEK has exercised its right to call the Tier 2 eligible subordinated debt instrument. See footnote  in the table “Own funds - Adjusting items” below.

(3)         Expressed as a percentage of the total Risk exposure amount.

(4)         The Common Equity Tier 1 capital ratio as reported less its minimum requirement of 4.5 percent plus an additional 3.5 percent. The latter component consists of Common Equity Tier 1 capital used to meet the minimum requirement for total own funds of 8.0 percent, since SEK does not have any Additional Tier 1 other than Common Equity Tier 1 capital and nor any Tier 2 capital.

	Parent Company
Own funds — adjusting items - Skr mn	December 31, 2018	December 31, 2017(5)
Share capital(1)	3,990	3,990
Retained earnings	11,239	12,782
Accumulated other comprehensive income and other reserves(2)	1,256	30
Independently reviewed profit net of any foreseeable charge or dividend	1,615	540
Common Equity Tier 1 (CET1) capital before regulatory adjustments	18,100	17,342
Additional value adjustments due to prudent valuation	-496	-396
Intangible assets	-43	-66
Fair-value reserves related to gains or losses on cash-flow hedges	-6	-25
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	112	446
Negative amounts resulting from the calculation of expected loss amounts	-136	-65
Total regulatory adjustments to Common Equity Tier 1 capital	-569	-106
Total Common Equity Tier 1 capital	17,531	17,236
Additional Tier 1 capital	—	—
Total Tier 1 capital	17,531	17,236
Tier 2-eligible subordinated debt(3)	—	2,049
Credit risk adjustments(4)	—	—
Total Tier 2 capital	—	2,049
Total Own funds	17,531	19,285
Total Own funds according to Basel I floor	n.a.	19,350

(1)         For a detailed description of the instruments constituting share capital, see Note 23.

(2)         The equty-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.

(3)         In June 2018, SEK received permission from its competent authority (Swedish FSA) to call its Tier 2 eligible subordinated debt instrument in accordance with its terms. As a result of  the permission from Swedish FSA, SEK was required to reduce the level of own funds by the outstanding principal amount of the instrument. The Board of Directors of SEK in September 2018 decided that SEK would exercise its right to call the instrument ( see Note 22) and the instrument was redeemed on November 14, 2018.

(4)         The expected loss amount calculated under the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount under the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2018, the limitation rule had no effect, as in 2017.

(5)         Comparative figures are shown at the level of the Consolidated Group, since a consolidated level of the capital situation was in effect in 2017.

Minimum capital requirements exclusive of buffers

	December 31, 2018			December 31, 2017
Parent Company Skr mn	EAD(1)	Risk exposure amount	Min. capital requirement	EAD(1)	Risk exposure amount	Min. capital requirement
Credit risk, standardized approach
Central governments	—	—	—	—	—	—
Regional governments	—	—	—	—	—	—
Multilateral development banks	—	—	—	—	—	—
Corporates	1,701	1,701	136	1,316	1,316	105
Total credit risk, standardized approach	1,701	1,701	136	1,316	1,316	105
Credit risk, IRB approach
Central governments	171,572	9,905	792	161,429	9,331	747
Financial institutions(2)	33,953	9,880	790	38,163	12,688	1,015
Corporates(3)	113,987	59,486	4,760	104,630	53,763	4,301
Non-credit-obligation assets	90	90	7	121	121	10
Total credit risk IRB approach	319,602	79,361	6,349	304,343	75,903	6,073
Credit valuation adjustment risk	n.a.	2,037	163	n.a.	1,989	159
Foreign exchange risk	n.a.	879	70	n.a.	1,326	106
Commodity risk	n.a.	10	1	n.a.	13	1
Operational risk	n.a.	3,066	245	n.a.	3,284	263
Total	321,303	87,054	6,964	305,659	83,831	6,707
Adjustment according to Basel I floor	n.a.	n.a.	n.a.	n.a.	4,503	360
Total incl. Basel I floor	n.a.	n.a.	n.a.	n.a.	88,334	7,067

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivative contracts: EAD 4,525 million (year-end 2017: Skr 4,131 million), Risk exposure amount of Skr 1,668 million (year-end 2017: Skr 1,574 million) and Capital requirement of Skr 133 million (year-end 2017: Skr 126 million)

(3)         Of which related to Specialized lending:  EAD 3,400 million (year-end 2017: Skr 2,478 million), Risk exposure amount of Skr 2,157 million (year-end 2017: Skr 1,643 million) and Capital requirement of Skr 173 million (year-end 2017: Skr 131 million).

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

	December 31, 2018					December 31, 2017
Skr mn	AAA to AA- 0.003%- 0.01%	A+ to A– 0.02– 0.07%	BBB+ to BBB– 0.12– 0.32%	BB+ to B– 0.54– 6.80%	CCC to D 27.27– 100%	AAA to AA- 0.003%- 0.02%	A+ to A– 0.03– 0.07%	BBB+ to BBB– 0.12– 0.32%	BB+ to B– 0.53– 6.47%	CCC to D 25.29– 100%
Central governments
EAD	163,603	7,064	—	906	—	153,496	7,107	—	826	—
Average PD in %	0.004	0.04	—	1.5	—	0.004	0.04	—	0.9	—
Average LGD in %	45.0	45.0	—	45.0	—	45.0	45.0	—	45.0	—
Average risk weight in %	4.6	18.8	—	112.1	—	4.7	19.0	—	93.6	—

	December 31, 2018					December 31, 2017
Skr mn	AAA to AA- 0.01%- 0.04%	A+ to A– 0.06– 0.12%	BBB+ to BBB– 0.17– 0.34%	BB+ to B– 0.54– 8.40%	CCC to D 28.60– 100%	AAA to AA- 0.01%- 0.04%	A+ to A– 0.06– 0.12%	BBB+ to BBB– 0.17– 0.34%	BB+ to B– 0.54– 8.40%	CCC to D 28.60– 100%
Financial institutions
EAD	10,323	21,926	1,345	359	—	9,368	25,926	1,722	1,149	—
Average PD in %	0.04	0.08	0.23	1.31	—	0.04	0.08	0.23	0.84	—
Average LGD in %	43.8	44.2	45.0	45.0	—	41.6	44.3	45.0	45.0	—
Average risk weight in %	20.1	29.3	66.0	135.5	—	22.3	31.3	65.1	117.8	—
Corporates
EAD	7,154	22,379	60,943	20,072	39	7,871	18,515	59,574	16,153	40
Average PD in %	0.03	0.10	0.25	0.79	63.11	0.03	0.10	0.25	0.81	65.59
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	18.6	33.0	51.5	85.5	136.2	18.5	33.6	51.3	85.6	127.1

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

Transitional rules

On January 1, 2018, capital requirements and reporting applicable to the Basel I floor ceased to apply. The Basel I floor constituted a minimum capital requirement introduced as a transitional rule in 2007 that was valid until 2017. The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS9 are utilized.

Capital buffer requirements

SEK is to meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. A countercyclical capital buffer rate of 2.0 percent is applied to exposures located in Sweden as of March 19, 2017. In September 2018, the Swedish FSA (FI) decided to raise the countercyclical buffer rate from 2.0 to 2.5 per cent. The amendments will enter into force on September 19, 2019. At December 31, 2018, the capital requirement related to credit-risk exposures in Sweden was 70 percent (year-end 2017: 67 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may impact SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. At December 31, 2018, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.08 percentage points (year-end 2017: 0.05 percentage points).

Leverage ratio

Skr mn	December 31, 2018	December 31, 2017
Exposure measure for the leverage ratio
On-balance-sheet exposures	281,529	249,244
Off-balance-sheet exposures	33,159	42,168
Total exposure measure	314,688	291,412
Leverage ratio	5.6%	5.9%

The leverage ratio is a metric introduced in 2015. Currently, there is no minimum requirement. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit-risk exposures that have been weighted with a factor depending on the type of exposure. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules are utilized.

Internally assessed capital adequacy

Skr mn	December 31, 2018	December 31, 2017
Credit risk	7,008	6,898
Operational risk	239	142
Market risk	1,094	1,573
Other risks	163	170
Capital planning buffer	1,966	2,005
Total	10,470	10,788

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the Company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see Note 30.

Note 27. Risk information

For further information on SEK’s risk management, see Note 30.

Consolidation of SEK pursuant to the supervisory regulations does differ from the consolidation made in the Consolidated Financial Statements for 2018, as SEKETT AB is not a financial company and no consolidation of SEK pursuant to the supervisory regulation was made. Since no subsidiary is an institute pursuant to the CRR definition, subsidiaries are not subject to the supervisory regulations on an individual basis.

The table of credit quality as per category in the Statement of Financial Position and the table illustrating the link between the Statement of Financial Position categories and exposures under the CRR contain carrying amounts. Other tables show amounts in accordance with the capital requirements calculations, however before application of conversion factors.

Credit risk

Credit risk is defined as the risk of losses due to the failure of a credit or an arrangement similar to that of a credit to be fulfilled. Credit risk is divided into issuer risk, counterparty risk, concentration risk, settlement risk and country risk (including transfer risk).

SEK’s credit risks are limited using a risk-based selection of counterparties and are further mitigated by the use of guarantees, netting agreements, collateral and other forms of collateral. SEK’s appetite for credit risk is significantly greater than its appetite for other risks.

Risk management

The Risk policy and the Credit Policy

The Risk Policy and the Credit Policy issued by the Board, and the Credit Instruction issued by the Board’s Credit Committee are the foundations upon which SEK’s credit risk management is based. These policy documents constitute the framework for the level of credit risk that SEK can accept and describe the decision-making structure and credit-decision mandate as well as the credit norm. The underlying methodological working papers clarify the credit process, fundamental principles for credit limits and the management of problem loans.

The credit norm is a core concept for SEK’s credit granting and clarifies expectations in terms of credit quality. For a business transaction to be considered to fall within the credit norm, it is necessary for the proposition to satisfy the requirements for all of the following areas:

1. Norm for risk level

2. Norm for lending terms

3. Norm for know your customer (KYC)

4. Norm for sustainability risk

The Board determines the risk strategy, including the credit strategy and risk appetite, and the overall limits within which the Company is to operate. All credit decisions are to be made in line with the decision-making mandate structure established by the Board for delegated decision-making. SEK’s credit-decision structure and established mandates is built on a decision-making structure based on the duality principle, thus ensuring thorough analysis and assessment of all credit propositions.

Risk reduction

Credit risk is reduced through the use of various credit-risk hedges, in the form of guarantees, netting agreements and other forms of collateral.

The guarantors, particularly with regard to end-customer financing, are predominantly government export credit agencies in the OECD, of which the Swedish Export Credits Guarantee Board (EKN) is the largest. Since the credit risk is allocated to a guarantor, SEK’s guaranteed credit-risk exposure in reports of its net credit risk exposure largely consists of exposure to government counterparties.  Guarantees are also received from financial institutions and, to a lesser extent, non-financial corporations and insurance companies.

The counterparty risk associated with derivative contracts is always documented using ISDA Master Agreements, which also entail a netting agreement, with the support of collateral agreements in the form of a  CSA. Approved collateral under the CSAs signed by SEK always takes the form of liquid assets.

SEK also uses various types of collateral to reduce credit risks pertaining to certain types of credit granting. While collateral is significant for individual transactions, it has limited impact on the total lending portfolio.

Limit setting

SEK utilizes limits to restrict credit risks to a specified level. Limits express the highest permissible exposure to a counterparty for specific tenors and for various types of exposures, such as corporate lending, guarantees, counterparty risk in derivative contracts or liquidity investments. Exposures must be encompassed within the limits that have been decided for the particular counterparties. The overall limits are set by the Board. All limits are reviewed at least once annually.

Testing provisions

Starting on January 1, 2018, SEK applies IFRS 9 for the impairment of financial instruments. Impairment is based on the model for expected credit losses (ECL). The assets being impairment tested are divided into three scenarios: scenario 1, scenario 2 and scenario 3. Initially, all exposures are in scenario 1. Exposures where there is a significant increase in credit risk are placed in scenario 2 and scenario 3 encompasses exposures in default. Scenario 3 impairments are calculated through individual testing based on an expert assessment.  Individual testing provisions are made when objective conditions exist that indicate a possible need for the financial asset to be impaired according to scenario 3. The Credit Committee prepares provision proposals from the account managers and credit analysts, which are thereafter determined by the Board’s Credit Committee. The Board adopts the accounts and thereby the provisions. Refer to Note 1 for more information on the calculation of expected credit losses under IFRS 9.

Risk measurement

With the exception of a few counterparties, SEK uses, and has permission to use, a foundation IRB approach for measuring the credit risk inherent in exposures to a majority of SEK’s counterparties. This means that for these exposures SEK uses its own estimates of the probability of default (PD) risk parameter which, per counterparty, reflects the assigned internal risk rating. Other risk parameters, including loss given default (LGD) and credit conversion factors (CCF), are determined by the Capital Requirements Regulation (CRR). All of SEK’s counterparties are assigned an internal risk rating.

SEK’s permission from the Swedish FSA to use a foundation IRB approach encompasses exposures to central governments, regional governments, county councils, multilateral development banks, and companies, including insurance companies and financial institutions. The Swedish FSA has permitted SEK to apply exceptions from the IRB approach for certain exposures. For these exposures, SEK uses the standardized approach and external ratings when calculating risk exposure amounts (when no external rating is available, the exposure is assigned a risk weight of 100 percent).(1)

The exempted exposures, for which the standardized approach is used instead, are as follows:

Exposures in the Customer Finance business area (exception valid as long as these exposures are of minor importance in terms of scope and risk profile)

Guarantees for the benefit of small and medium-sized enterprises (exception valid as long as these exposures are of minor importance in terms of scope and risk profile)

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs mean that the maximum permissible risk levels for ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. All interest derivative contracts are subject to central clearing according to the EU’s regulation on OTC derivatives, central clearing counterparties and trade repositories (EMIR) since the end of 2016.

Risk monitoring

SEK’s exposures are analyzed, reported and followed up regularly in respect of credit portfolio risk concentration and the credit quality of individual debtors. The analysis encompasses, among other things, (i) the size of individual commitments, (ii) domicile and (iii) sector. The analysis refers to both direct exposure and indirect exposure. The concentration risks mentioned above are reflected in SEK’s calculation of economic capital for credit risks, which leads to a higher capital requirement compared with the minimum capital requirement. When calculating capital requirements, the minimum capital requirement does not take concentration risks into account. For the purpose of monitoring and checking large exposures, SEK has defined internal limits, which impose further limitations on the size of such exposures in addition to those stated in the CRR.

Exposures assessed as problem loans, meaning those for which SEK assesses that there is a high probability that the undertaking according to the original agreement will not be fulfilled, are analyzed in greater detail and more frequently. The term “problem loans” encompasses

(1)         In the capital adequacy, those counterparties using external ratings are assigned an internal rating under IFRS 9.

forborne exposures, non-performing receivables and non-performing exposures. The intention is to identify, at an early stage, credits with an elevated risk. This is to adapt the exposure, reduce credit losses and ensure that the risk rating reflects the actual risk associated with the particular counterparty.

The credit portfolio is subject to regular stress tests. The results of the scenario analyses and stress tests are reported to the Board or the Risk Committee on a regular basis. The Company’s risk and product rating, and risk estimates, comprise a central feature of the reporting of credit risk to the Board, the Risk and Compliance Committee and the Credit Committee. The Chief Executive Officer and the Chief Risk Officer inform the Board of all significant changes concerning SEK’s IRB system. SEK’s IRB system is validated by Risk at least once annually.

Risk information, credit risk

The table below shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount.

	December 31, 2018
	Maximum credit-risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	—	2,686
Treasuries/government bonds	11,124	—
Other interest-bearing securities except loans	48,577	—
Loans in the form of interest-bearing securities	—	36,303
Loans to credit institutions	—	12,543
Loans to the public	—	215,504
Derivatives	4,525	—
Total financial assets	64,226	267,036

	December 31, 2017
	Maximum credit-risk exposure
Skr mn	Assets at fair value through profit or loss	Available-for-sale assets	Loans and accounts receivable
Cash and cash equivalents	—	—	1,231
Treasuries/government bonds	—	4,376	—
Other interest-bearing securities except loans	133	39,592	—
Loans in the form of interest-bearing securities	—	—	40,558
Loans to credit institutions	—	—	23,209
Loans to the public	—	—	213,549
Derivatives	7,803	—	—
Total financial assets	7,936	43,968	278,547

Maximum credit-risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees, CDSs and insurance policies as credit-risk hedges; refer also to Note 30 Risk and capital management.

	December 31, 2018
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+till B-	CCC till D	Carrying amount
Cash and cash equivalents	634	1,782	—	—	—	2,416
Treasuries/government bonds	2,365	8,752	—	—	—	11,117
Other interest-bearing securities except loans	10,882	32,331	5,452	—	—	48,665
Loans in the form of interest-bearing securities	—	8,182	24,488	4,111	—	36,781
Loans to credit institutions	2,663	23,161	1,480	421	—	27,725
Loans to the public	84,766	25,878	32,971	17,430	49	161,094
Derivatives	—	5,322	1,207	—	—	6,529
Total financial assets	101,310	105,408	65,598	21,962	49	294,327
Committed undisbursed loans	47,644	1,626	1,253	290	1	50,814

	December 31, 2017
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+till B-	CCC till D	Carrying amount
Cash and cash equivalents	1,133	98	—	—	—	1,231
Treasuries/government bonds	401	3,981	—	—	—	4,382
Other interest-bearing securities except loans	4,396	34,295	1,116	—	—	39,807
Loans in the form of interest-bearing securities	—	9,636	27,434	4,055	—	41,125
Loans to credit institutions	3,018	15,766	3,229	1,185	—	23,198
Loans to the public	70,043	25,670	32,168	13,164	66	141,111
Derivatives	—	6,324	1,479	—	—	7,803
Total financial assets	78,991	95,770	65,426	18,404	66	258,657
Committed undisbursed loans	63,922	978	6,452	1,562	—	72,914

The credit quality of financial assets is assessed using internal and external ratings.

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2018
Skr mdr	Carrying amount	Adjustment to carrying amount from exposure(1)	Central governments	Regional governments	Multilateral development banks	Public -sector entity	Financial institutions	Corporates
Cash and cash equivalents	2.4	-0.2	0.3	—	—	—	2.3	—
Treasuries/government bonds	11.1	0.0	11.1	—	—	—	—	—
Other interest-bearing securities except loans	48.7	-0.1	4.8	7.0	—	0.6	15.7	20.7
Loans in the form of interestbearing securities	36.8	-0.1	—	—	—	—	0.7	36.2
Loans to credit institutions including cash and cash equivalents(1)	27.7	16.2	1.4	5.5	—	—	4.5	0.1
Loans to the public	161.1	-1.1	99.5	0.9	0.1	—	5.6	56.1
Derivatives	6.5	2.0	—	—	—	—	4.5	0.0
Other assets	5.0	0.9	4.1	—	—	—	—	—
Total financial assets	299.3	17.6	121.2	13.4	0.1	0.6	33.3	113.1
Contingent liabilities and commitments(2)	55.6	-0.1	48.4	—	—	0.0	0.9	6.4
Total	354.9	17.5	169.6	13.4	0.1	0.6	34.2	119.5

	December 31, 2017
Skr mdr	Carrying amount	Adjustment to carrying amount from exposure(1)	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates
Cash and cash equivalents	1.2	0.0	0.5	—	—	—	0.7	—
Treasuries/government bonds	4.4	0.0	4.4	—	—	—	—	—
Other interest-bearing securities except loans	39.8	-0.2	1.3	4.9	—	0.4	20.7	12.7
Loans in the form of interestbearing securities	41.1	-0.2	—	—	—	—	2.1	39.2
Loans to credit institutions including cash and cash equivalents(1)	23.2	10.4	1.9	5.8	—	—	4.8	0.3
Loans to the public	141.1	-0.8	85.6	0.7	—	0.0	4.4	51.2
Derivatives	7.8	3.7	—	—	—	—	4.1	0.0
Other assets	3.6	0.1	3.5	—	—	—	—	—
Total financial assets	262.2	13.0	97.2	11.4	—	0.4	36.8	103.4
Contingent liabilities and commitments(2)	78.0	—	69.9		—	—	1.8	6.3
Total	340.2	13.0	167.1	11.4	—	0.4	38.6	109.7

(1)    Skr 16.4 billion (2017: Skr 10.3 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.

(2)    Contingent liabilities and commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 3.7 billion (2017: SEK 3.6 billion). For more information on the counterparty risk in derivative contracts under the CRR, refer to Note 30.

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

Total net exposures

	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
Skr mdr	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	121.2	43.8	97.1	39.6	48.4	80.3	70.0	85.1	169.6	50.3	167.1	51.1
Regional governments	13.4	4.8	11.4	4.7	—	—	—	—	13.4	4.0	11.4	3.5
Multilateral development banks	0.1	0.0	0.0	0.0	0.0	0.0	—	—	0.1	0.0	0.0	0.0
Public sector entity	0.6	0.2	0.4	0.2			—	—	0.6	0.2	0.4	0.1
Financial institutions	28.7	10.4	32.7	13.3	5.5	9.1	5.9	7.2	34.2	10.1	38.6	11.8
Corporates	113.1	40.8	103.4	42.2	6.4	10.6	6.3	7.7	119.5	35.4	109.7	33.5
Total	277.1	100.0	245.0	100.0	60.3	100.0	82.2	100.0	337.4	100.0	327.2	100.0

Geographical breakdown of credit exposures by exposure class

Geographical breakdown of gross exposures by exposure class, per December 31, 2018

Skr mdr	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	2.8	5.3	4.0	1.9	—	43.7	7.1	8.6	—	73.4
Regional governments	1.7	—	—	—	—	—	7.0	0.1	—	8.8
Public sector entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.5	6.2	1.1	0.4	12.3	9.8	0.3	33.0
Corporates	21.4	12.6	1.2	53.0	—	9.6	83.2	36.0	4.6	221.6
Total	25.9	20.3	5.7	61.1	1.1	53.7	109.6	55.1	4.9	337.4

Geographical breakdown of gross exposures by exposure class, per December 31, 2017

Skr mdr	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	1.8	5.6	4.0	—	—	42.7	7.4	0.2	—	61.7
Regional governments	0.6	—	—	—	—	—	4.8	0.1	—	5.5
Public sector entity	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	3.1	0.0	9.1	1.1	1.2	11.3	10.8	0.3	36.9
Corporates	23.0	14.6	0.2	53.5	0.1	9.9	74.3	39.9	7.2	222.7
Total	25.4	23.3	4.2	62.6	1.2	53.8	97.8	51.4	7.5	327.2

Geographical breakdown of net exposures by exposure class, per December 31, 2018

Skr mdr	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	—	0.7	4.0	3.9	—	0.9	139.0	18.0	3.1	169.6
Regional governments	—	—	—	—	—	—	13.2	0.2	—	13.4
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Public sector entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.9	6.9	1.1	0.3	8.7	13.6	0.3	34.2
Corporates	4.6	3.1	3.1	2.9	—	3.0	80.5	22.2	0.1	119.5
Total	4.6	6.2	8.0	13.7	1.1	4.2	241.4	54.7	3.5	337.4

Geographical breakdown of net exposures by exposure class, per December 31, 2017

Skr mdr	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	—	0.7	4.0	2.4	—	0.9	145.1	10.9	3.1	167.1
Regional governments	—	—	—	—	—	—	11.2	0.2	—	11.4
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Public sector entity	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	3.0	0.5	9.6	1.2	1.1	6.9	16.0	0.3	38.6
Corporates	4.9	3.6	1.7	2.9	—	3.3	72.2	21.0	0.1	109.7
Total	4.9	7.3	6.2	14.9	1.2	5.3	235.4	48.5	3.5	327.2

Impact of credit-risk hedges by exposure class and hedge type

The table below shows, on the basis of gross exposure class, a breakdown based on whether or not the amounts are covered by credit-risk hedges in the form of guarantees or credit derivatives that are included in the capital adequacy calculations. Credit insurance issued by insurance companies is thus counted as guarantees. Hedged amounts have been divided in accordance with the hedge issuer’s exposure class and type of hedge. Accordingly, the tables show the hedge types that convert gross exposures to net exposures.

Impact of credit-risk hedges, at December 31, 2018

	Gross exposures by exposure class
Skr bn	Central government	Regional governments	Public Sector Entity	Financial institutions	Corporates	Total	wherof subject to IFRS9(1)
Amounts related to hedges issued by:
Central governments	50.9	1.7	—	0.2	94.3	147.1	147.1
of which, guarantees issued by the EKN	49.9	1.7	—	0.1	80.1	131.8	131.8
of which, guarantees issued by other export credit agencies	1.0	—	—	0.1	10.9	12.0	12.0
of which, other guarantees	—	—	—	—	3.3	3.3	3.3
Regional governments	—	0.0	—	5.5	0.8	6.3	6.3
Multilateral development banks	—	—	—	—	0.1	0.1	0.1
Financial institutions	0.0	—	—	0.0	6.9	6.9	6.9
of which, credit default swaps	—	—	—	—	—	—	—
of which, guarantees	0.0	—	—	0.0	6.9	6.9	6.9
Corporates	—	—	—	—	2.7	2.7	2.7
of which, credit insurance from insurance companies	—	—	—	—	1.8	1.8	1.8
of which, other guarantees	—	—	—	—	0.9	0.9	0.9
Total hedged exposures	50.9	1.7	—	5.7	104.8	163.1	163.1
Unhedged exposures(2)	22.5	7.1	0.6	27.3	116.8	174.3	105.3
Total	73.4	8.8	0.6	33.0	221.6	337.4	268.4

(1)         Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.

(2)         Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 25.8 billion for corporates and Skr 0.2 billion for central governments.

Impact of credit-risk hedges, at December 31, 2017

	Gross exposures by exposure class
Skr bn	Central government	Regional governments	Public Sector Entity	Financial institutions	Corporates	Total
Amounts related to hedges issued by:
Central governments	49.3	0.5	—	0.4	104.4	154.6
of which, guarantees issued by the EKN	48.2	0.5	—	0.2	88.6	137.5
of which, guarantees issued by other export credit agencies	1.1	—	—	0.2	12.5	13.8
of which, other guarantees	—	—	—	—	3.3	3.3
Regional governments	—	0.0	—	5.9	0.6	6.5
Financial institutions	0.0	—	—	0.0	8.0	8.0
of which, credit default swaps	—	—	—	—	1.0	1.0
of which, guarantees	0.0	—	—	0.0	7.0	7.0
Corporates	—	—	—	0.0	3.1	3.1
of which, credit insurance from insurance companies	—	—	—	—	2.5	2.5
of which, other guarantees	—	—	—	0.0	0.6	0.6
Total hedged exposures	49.3	0.5	—	6.3	116.1	172.2
Unhedged exposures(1)	12.4	5.0	0.4	30.6	106.6	155.0
Total	61.7	5.5	0.4	36.9	222.7	327.2

(1) Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 22.4 billion for corporates and Skr 0.2 billion for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2018

Skr bn	Central governments	Reginal -governments	Public sector entity	Financial -institutions	Corporates	Total
Spain	—	—	—	0.1	9.8	9.9
Norway	—	—	—	2.4	4.1	6.5
Finland	0.1	0.1	—	0.2	5.4	5.8
United Kingdom	—	—	—	2.6	2.6	5.2
Denmark	—	—	—	1.7	3.2	4.9
Austria	2.9	—	—	1.7	—	4.6
Italy	—	—	—	—	4.2	4.2
Germany	3.1	—	0.6	0.3	—	4.0
The Netherlands	1.7	—	—	0.1	1.6	3.4
Poland	—	—	—	—	3.1	3.1
France	—	—	—	0.6	2.1	2.7
Luxembourg	0.8	—	—	—	1.2	2.0
Russian Federation	—	—	—	—	1.4	1.4
Switzerland	—	—	—	0.1	0.8	0.9
Belgium	—	—	—	0.0	0.6	0.6
Ireland	—	—	—	—	0.4	0.4
Latvia	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	0.2	0.2
Portugal	—	—	—	—	0.1	0.1
Estonia	—	—	—	0.0	—	0.0
Ukraine	—	—	—	—	0.0	0.0
Hungary	—	—	—	—	0.0	0.0
Greece	—	—	—	—	0.0	0.0
Total	8.6	0.1	0.6	10.0	40.8	60.1

Gross exposures Europe, excluding Sweden, breakdown by exposure class, at  December 31, 2017

Skr bn	Central -governments	Regional -governments	Public sector entity	Financial -institutions	Corporates	Total
Spain	—	—	—	0.1	12.4	12.5
Finland	0.2	0.1	—	—	7.1	7.4
Norway	—	—	—	3.3	2.5	5.8
United Kingdom	—	—	—	2.2	3.1	5.3
The Netherlands	—	—	—	2.2	2.1	4.3
Italy	—	—	—	—	4.2	4.2
France	—	—	—	1.6	2.5	4.1
Russia	—	—	—	—	4.0	4.0
Denmark	—	—	—	1.1	2.8	3.9
Poland	—	—	—	—	3.1	3.1
Luxembourg	—	—	—	0.0	1.2	1.2
Switzerland	—	—	—	—	0.9	0.9
Germany	—	—	0.4	0.3	—	0.7
Iceland	—	—	—	—	0.5	0.5
Ireland	—	—	—	—	0.4	0.4
Belgium	—	—	—	0.0	0.3	0.3
Latvia	—	—	—	0.2	—	0.2
Estonia	—	—	—	0.1	—	0.1
Greece	—	—	—	—	0.0	0.0
Hungary	—	—	—	—	0.0	0.0
Ukraine	—	—	—	—	0.0	0.0
Total	0.2	0.1	0.4	11.1	47.1	58.9

Net exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2018

Skr bn	Central -governments	Regional -governments	Multilateral development banks	Public sector entity	Financial -institution	Corporates	Total
France	7.3	—	—	—	1.7	0.0	9.0
Germany	3.9	—	—	0.6	1.4	1.6	7.5
United Kingdom	0.3	—	—	—	1.6	4.9	6.8
Norway	0.4	—	—	—	2.4	4.0	6.8
Denmark	0.2	—	—	—	2.4	3.2	5.8
Finland	0.4	0.2	—	—	0.3	4.6	5.5
Austria	2.9	—	—	—	1.7	—	4.6
Poland	3.1	—	—	—	—	0.0	3.1
The Netherlands	1.7	—	—	—	0.4	0.7	2.8
Luxembourg	0.8	—	0.1	—	—	1.0	1.9
Spain	—	—	—	—	0.9	0.5	1.4
Belgium	—	—	—	—	0.6	0.5	1.1
Switzerland	—	—	—	—	0.3	0.5	0.8
Ireland	—	—	—	—	—	0.4	0.4
Latvia	—	—	—	—	0.2	—	0.2
Italy	—	—	—	—	—	0.2	0.2
Iceland	—	—	—	—	—	0.2	0.2
Portugal	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.0	—	0.0
Hungary	—	—	—	—	—	0.0	0.0
Russian Federation	—	—	—	—	—	0.0	0.0
Total	21.0	0.2	0.1	0.6	13.9	22.4	58.2

Net exposures Europe, excluding Sweden, breakdown by exposure class, at December 31, 2017

Skr bn	Central -governments	Regional -governments	Multilateral development banks	Public sector entity	Financial -institution	Corporates	Total
France	7.8	—	—	—	2.5	0.0	10.3
United Kingdom	0.5	—	—	—	1.7	5.5	7.7
Finland	0.5	0.3	—	—	—	6.3	7.1
Norway	0.5	—	—	—	3.4	2.3	6.2
Denmark	0.2	—	—	—	2.2	2.4	4.8
Germany	1.4	—	—	0.4	2.0	0.9	4.7
Poland	3.1	—	—	—	—	—	3.1
The Netherlands	—	—	—	—	2.4	0.2	2.6
Spain	—	—	—	—	0.9	1.7	2.6
Belgium	—	—	—	—	0.7	0.2	0.9
Switzerland	—	—	—	—	0.2	0.3	0.5
Luxembourg	0.0	—	0.0	—	0.0	0.4	0.4
Ireland	—	—	—	—	—	0.4	0.4
Latvia	—	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	—	0.2	0.2
Italy	—	—	—	—	—	0.1	0.1
Russia	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.1	—	0.1
Austria	—	—	—	—	0.0	—	0.0
Hungary	—	—	—	—	—	0.0	0.0
Total	14.0	0.3	0.0	0.4	16.3	21.0	52.0

Corporate exposures, broken down by industry (GICS)

	December 31, 2018		December 31, 2017
Skr mdr	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	79.6	13.0	88.4	12.9
Industry	46.9	41.0	41.9	36.4
Finance	27.6	16.6	32.2	19.9
Commodities	24.5	19.0	21.9	16.8
Consumer goods	21.8	20.4	18.3	15.9
Electricity, water and gas	15.0	5.6	14.1	4.4
Healthcare	3.5	3.2	3.0	2.7
Energy	2.5	0.5	2.9	0.7
Other	0.2	0.2	—	—
Total	221.6	119.5	222.7	109.7

Market risk

Market risk is the risk of loss or changes in future NII due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.

Risk management

SEK’s Board establishes SEK’s market risk appetite and its strategy. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Board’s Finance and Risk Committee makes decisions on limit structures, which clearly define and limit the permissible exposure to net market risk. The Chief Risk Officer decides on the method for determining how market risks are to be calculated and proposes changes in limit structures in connection with reviews of risk appetite and limits. All instructions are re-established annually. Market risk exposures are measured and reported on a daily basis to the CEO, and the Board’s Finance and Risk Committee at scheduled meetings. Cases where limits are exceeded are escalated without delay to the CEO, and the Board’s Finance and Risk Committee.

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

Risk measurement

The following describes how SEK calculates and limits market risk internally. For the impact on earnings and other comprehensive income due to the interest-rate risk, see the table on page 117. Additional factors, such as different sensitivity calculations regarding the impact on economic value, earnings, equity and own funds, as well as a number of stress tests, are measured and reported but are not subject to limits. The CIRR-system has been excluded since the government compensates SEK for all interest-rate differentials, borrowing costs and net foreign-exchange losses within the CIRR-system (see Note 1).

Value at Risk

SEK’s primary market risk metric is Value at Risk (VaR). VaR is a statistical market risk metric that estimates the potential loss with a defined level of likelihood. In other words, for a given period of time and confidence level the VaR states a loss threshold value that will not be exceeded as a result of changes in the financial markets.

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

VaR is calculated for SEK’s portfolio and separately for the liquidity portfolio for positions recognized at fair value in the balance sheet that impact own funds, with the exception of changes due to credit spreads on SEK’s own debt. Currency positions are also included for all of these positions. At year-end, VaR for own funds amounted to Skr 14 million (year-end 2017: 20) and for the liquidity portfolio VaR was Skr 8 million (year-end 2017: 9). The risk appetite for corresponding exposures is Skr 100 million and Skr 50 million respectively.

Aggregated risk measure

The aggregated risk measure is based on analyses of historical scenarios with a monthly risk horizon. The scenarios are updated each month and comprise historical movements in risk factors from the entire period from the end of 2006 until today. The aggregated risk measure estimates the impact on SEK’s equity by applying historically observed movements in the market factors that affect the volatility of SEK’s equity. The exposure, which is based on the worst case scenario, is evaluated using SEK’s portfolio sensitivities to interest-rate risk, cross-currency basis swap risk, credit spread risk in assets and currency risk. The limit is also based on the worst case scenario, which at the close of 2018 was a scenario based on market movements from October 2008. The risk at year-end 2018 amounted to Skr 742 million (year-end 2017: Skr 582 million). The risk appetite is set at Skr 1,100 million (year-end 2017: Skr 1,100 million).

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
Value at Risk

VaR measures a potential negative impact on SEK’s equity, in the form of unrealized gains or losses, as a result of value changes from historical market movements. Daily historic movements with a two-year horizon are applied to current holdings to simulate possible outcomes. The fifth worst outcome is reported as VaR.

The risk factors that primarily drive VaR at total level are cross-currency basis spreads and interest rates. In SEK’s liquidity portfolio, the primary driver is the bond portfolio credit spread risk. VaR for SEK and the liquidity portfolio amounted to Skr 14 million (year-end 2017: Skr 20 million) and Skr 8 million (year-end 2017: Skr 9 million) at the end of 2018. Risk appetite were Skr 100 million and Skr 50 million respectively.

Aggregated risk measure

The aggregated risk measure measures a potential negative impact on SEK’s equity as a result of value changes from historical market movements. Monthly market movements dating back as far as 2006 are applied to current holdings to simulate possible outcomes. The worst outcome is reported as the aggregated risk measure.

The risk factors primarily driving aggregated risk measures are credit spreads and interest rates followed by cross-currency basis spreads and exchange rates. Since aggregated risk measures are based on historical market data from 2006, the measure is not comparable with VaR but is comparable with stressed VaR (see above). At the end of 2018, the aggregated risk measure amounted to Skr 742 million (year-end 2017: 582). Risk appetite was Skr 1100 million (year-end 2017: 1100).

Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)

The interest-rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves. Positive and negative exposures are measured separated and whichever is largest, in absolute terms, comprises the exposure.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long-term impact of changes in interest rates. At the end of 2018, the risk amounted to Skr 188 million (year-end 2017: Skr 223 million). Risk appetite were Skr 500 million (year-end 2017: Skr 500 million).

Interest-rate risk regarding changes in future net interest income (NII)

The net interest income risk within one year is calculated as the impact on net interest income for the coming year if new financing and investment must take place following a positive interest-rate shift of 100 basis points. For each stress test, the risk per currency is totaled in absolute terms.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms for the next year. The risk measurement captures the short-term impact of changes in interest rates. A shared limit of Skr 350 million is set for NII risk together with risk to NII from cross-currency basis swaps and, at the end of 2018, the combined exposure for NII risk including risk to NII from cross-currency basis swaps was Skr 237 million.

Risk to NII from cross-currency basis swaps

The 12-month risk to NII from cross-currency basis swaps is measured as the impact on SEK’s future earnings resulting from an assumed cost increase for transfers between currencies for which cross-currency basis swaps are used. For each stress test, the risk per currency is totaled in absolute terms.

The risk is attributable to cases where borrowing and lending are not matched in terms of currency and, therefore, the future cost (change in the cross-currency basis spread) of converting borrowing to the desired currency is dependent on cross-currency basis swaps. The risk is primarily attributable to Swedish kronor, because SEK has a deficit of Swedish kronor and borrows funds in other currencies, which are swapped into Swedish kronor. A shared limit of Skr 350 million is set for risk to NII from cross-currency basis swaps together with NII risk and, at the end of 2018, the combined exposure for NII risk including risk to NII from cross-currency basis swaps was Skr 237 million.

Credit spread risk in assets

Credit spread risk in assets is calculated as a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of a 100 basis-point shift in the credit spreads for those assets measured at fair value.

The risk is attributable to bonds in liquidity investments, including liquidity reserves, credit derivatives that hedge the credit risk in a number of bonds, and securitizations. At the end of 2018, the credit spread risk in assets was negative Skr 297 million (year-end 2017: negative Skr 210 million) and the credit spread risk limit in assets amounted to Skr 500 million (year-end 2017: Skr 500 million).

Credit spread risk in own debt

Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in present value after all of SEK’s credit spreads have been reduced by 20 basis points.

The risk is attributable to SEK’s structured debt measured at fair value. At year-end 2018, the credit spread risk in own debt amounted to Skr 606 million (year-end 2017: Skr 601 million) and the credit spread risk in own debt limit was Skr 1,000 million (year-end 2017: Skr 1,000 million).

Cross-currency basis spread risk.	The cross-currency basis spread risk measures the potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross-currency basis spreads.

The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio. At year-end 2018, the cross-currency basis swap risk amounted to Skr 212 million (year-end 2017: Skr 161 million) and the cross-currency basis swap risk limit amounted to Skr 450 million (year-end 2017: Skr 450 million).

Currency risk	The risk is calculated as the change in value of all foreign currency positions at an assumed 10 percentage-point change in the exchange rate between the respective currency and the Swedish krona.

The foreign exchange position excluding unrealized changes in fair value is reported separately since SEK’s hedging strategy entails that only foreign exchange positions excluding unrealized changes in fair value are to be hedged. The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. Currency risk excluding unrealized changes in fair value is kept low by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, accrued gains and losses in foreign currency are regularly converted to Swedish kronor. At the end of 2018, the risk amounted to Skr 8 million (year-end 2017: Skr 2 million) and the limit for currency risk was Skr 15 million (year-end 2017: Skr 15 million).

Other risks (equities, commodity and volatility risks)	These are attributable to structured borrowing and are calculated with the aid of stress tests of underlying equity indices or volatility.

SEK’s equities and commodity risks, as well as FX volatility risks, only arise from structured borrowing. The structured borrowing is hedged by being swapped to floating interest rates. While all structured cash flows are matched through a hedging swap, there could be an impact on earnings. This is because measurement of the bond takes account of SEK’s own credit spread, while the swap is not affected and also because of changes in expected maturity for the structured borrowing. Interest-rate volatility risk also arises from other transactions with early redemption options. These risks are calculated and limited. At the end of 2018, these risks and limits were low.

Stress tests

SEK conducts regular stress tests by applying movements in market factors that have been historically observed in the market place (historical scenarios) and movements that could happen in the future (hypothetical or forward-looking scenarios). Analyses of this type provide management with insight into the potential impact on SEK’s operations of significant movements in risk factors, or of broader market scenarios, and also continuously ensure that the risk measurement is effective.

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

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1%).

	2018			2017
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income
Foreign currency	59	258	0	17	326	-21
Swedish kronor	-174	95	0	-188	109	-1
	-115	353	0	-171	435	-22

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1%).

	2018			2017
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income	Total	of which, financial instruments measured at fair value through profit or loss	of which, financial instruments measured at fair value through other comprehensive income
Foreign currency	-29	-272	0	-4	-348	22
Swedish kronor	216	-92	0	274	-110	18
	187	-364	0	270	-458	40

Assets, liabilities and derivatives denominated in foreign currency

Assets, liabilities and derivatives denominated in foreign currency (meaning currencies other than Swedish kronor) have been translated to Swedish kronor using the exchange rates applying at year end between the currency concerned and Swedish kronor.

The relevant exchange rates for the currencies representing the largest shares in the Group’s net assets and net liabilities in the balance sheet were as shown in the table below (expressed in Swedish kronor per unit of the particular foreign currency). Share at year end is the share of the total volume of assets and liabilities denominated in foreign currency. Currency positions at year-end are the net for each currency of all assets and liabilities in the balance sheet. The figures shown are carrying amounts.

	December 31, 2018			December 31, 2017
Currency	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)
SKR	1	94	n.a.	1	93	n.a.
EUR	10.2626	1	-165	9.8255	2	-429
USD	8.9674	1	188	8.1950	1	289
JPY	0.08120	1	-185	0.07281	1	-216
GBP	11.3683	1	-133	11.0704	1	-133
CHF				0.4167
MXN					1	-137
THB	0.2755	1	-120
Other		1	282		1	-168
Total foreign currency position		100	-133		100	-794

Currency risk is limited to accrued net income and is hedged regularly. In accordance with SEK’s rules for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 0 million (year-end 2017: Skr 6 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts (in millions of Swedish kronor).

Skr mn	December 31, 2018	December 31, 2017
Total assets,	302,033	264,392
of which, denominated in foreign currencies	216,355	201,371
Total liabilities,	283,794	246,818
of which, denominated in foreign currencies	229,880	202,166

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

SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. For CIRR-loans, which SEK manages on behalf of the Swedish government, the Company’s credit facility with the Swedish National Debt Office is also regarded as available borrowing. The credit facility, granted by the government through the Swedish National Debt Office, amounted to Skr 125 billion in 2018 (2017: Skr 125 billion) and is available solely for CIRR-loans. In December 2018, the state established that the credit facility for 2019 will amount to Skr 125 billion. The credit facility is valid through December 31, 2019 and entitles SEK to receive financing over the maturities of the underlying CIRR-loans. This credit facility has not been utilized.

Borrowed funds not yet used to finance credits must be invested in interest-bearing securities, also known as liquidity investments. The management of liquidity investments is regulated in the Liquidity Strategy established by the Board’s Finance and Risk Committee. The size of the liquidity portfolio is adapted to cover outflows, outside the CIRR-system, attributable to: 1) committed undisbursed loans, 2) CSAs with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending. The target for SEK’s new lending capacity is to facilitate at least four months of new lending, in line with SEK’s estimated new lending requirements.

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

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, “SEK-Capital Adequacy and Risk Management Report-Pillar 3”.

Liquidity reserve(1) at December 31, 2018

Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	12.2	1.5	3.8	6.5	0.4
Securities issued or guaranteed by municipalities or other public entities	7.8	5.3	2.5	—	—
Covered bonds issued by other institutions	3.0	3.0	—	—	—
Balances with other banks and National Debt Office, overnight	0.3	0.3	—	—	—
Total Liquidity Reserve	23.3	10.1	6.3	6.5	0.4

(1)         The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments  by remaining maturity (“M”)

	December 31, 2018	December 31, 2017
M < 1 year	74%	84%
1 year < M < 3 years	26%	16%
M > 3 years	0%	0%

Key figures for liquidity risk

	December 31, 2018	December 31, 2017
LCR under Swedish FSA rules
Total	n.a.	505%
EUR	n.a.	3,064%
USD	n.a.	557%
LCR under EU Commission’s delegated act
Total	266%	169%
NFSR	144%	140%

Liquidity investments by exposure type as of December 31, 2018

Liquidity investment by region at December 31, 2018

Contractual flows

	December 31, 2018
Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	2,042	—	—	—	—	2,042	374	2,416
Treasuries/government bonds	1,444	6,613	1,717	1,357	—	11,131	-14	11,117
Other interest-bearing securities except loans	9,262	16,699	8,340	14,818	—	49,119	-454	48,665
Loans in the form of interestbearing securities	-492	646	3,165	27,835	8,668	39,822	-3,041	36,781
Loans to credit institutions	124	3,096	15,458	7,843	1,996	28,517	-792	27,725
Loans to the public	3,999	9,963	27,271	87,564	48,718	177,515	-16,421	161,094
Derivatives	261	518	1,138	2,311	1,858	6,086	443	6,529
Total	16,640	37,535	57,089	141,728	61,240	314,232	-19,905	294,327
of which derivatives in hedge relationship	429	594	2,912	9,782	5,601	19,318	-1,964	17,354

	December 31, 2018
Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit institutions	1	-567	-1,690	—	—	-2,256	9	-2,247
Debt securities issued	-6,946	-33,541	-66,570	-145,134	-26,565	-278,756	23,156	-255,600
Derivatives	-99	-1,064	-1,095	-4,721	-343	-7,322	-14,612	-21,934
Subordinated liabilities	—	—	—	—	—	—	—	—
Total	-7,044	-35,172	-69,355	-149,855	-26,908	-288,334	8,553	-279,781
of which derivatives in hedge relationship	-14	-2,934	-41,276	-119,575	-11,799	-175,598	12,426	-163,172

Obligations
Committed undisbursed loans	-142	-2,743	-15,177	-20,279	38,340
Liquidity surplus (+)/ deficit (-)	9,454	-380	-27,443	-28,406	72,672	25,897
Accumulated liquidity surplus (+)/deficit (-)	9,454	9,074	-18,369	-46,775	25,897	25,897

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has outstanding binding offers of Skr 0.7 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 125 billion for 2018, which can be used within the CIRR-system. With regard to deficit in cash flow with maturity between three months and five years, SEK has the intention to refinance these through borrowing on the financial market.

Repayments subject to notice for liabilities and hedging derivatives are treated as if notice were to be given immediately, whether it is SEK or the counterparty that has the right to demand early redemption. Assets with repayments subject to notice are assumed to occur on the maturity date. “Subordinated liabilities” which consists of a dated subordinated instrument, were assumed be repaid at the time of the first redemption date. Embedded derivatives in financial assets and liabilities have been excluded. Forward prices are used for contracts with variable interest rate structure, except for contracts that have reached the fixing date in which case the interest rate is used.

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

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2017
Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	1,231	—	—	—	—	1,231	—	1,231
Treasuries/government bonds	767	1,093	985	1,536	—	4,381	1	4,382
Other interest-bearing securities except loans	3,305	8,670	22,630	5,547	—	40,152	-345	39,807
Loans in the form of interestbearing securities	314	1,451	6,789	24,151	11,574	44,279	-3,154	41,125
Loans to credit institutions	210	9,973	3,479	7,417	2,907	23,986	-788	23,198
Loans to the public	4,764	7,230	24,147	76,541	43,362	156,044	-14,933	141,111
Derivatives	309	1,069	1,165	2,801	2,687	8,031	-228	7,803
Total	10,900	29,486	59,195	117,993	60,530	278,104	-19,447	258,657

	December 31, 2017
Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit institutions	40	-2,368	—	—	—	-2,328	11	-2,317
Debt securities issued	-1,832	-24,648	-48,126	-136,112	-34,095	-244,813	22,297	-222,516
Derivatives	-70	-1,227	-667	-658	236	-2,386	-14,094	-16,480
Subordinated liabilities	—	—	-2,049	—	—	-2,049	9	-2,040
Total	-1,862	-28,243	-50,842	-136,770	-33,859	-251,576	8,223	-243,353

Obligations
Committed undisbursed loans	-696	-3,649	-17,753	-14,013	36,111
Liquidity surplus (+)/ deficit (-)	8,342	-2,406	-9,400	-32,790	62,782	26,528
Accumulated liquidity surplus (+)/deficit (-)	8,342	5,936	-3,464	-36,254	26,528	26,528

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty internal processes or systems, human error, or from external events. Operational risk also includes legal risk and IT and security risk.

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

Risk measurement

SEK measures and reports operational risk levels at least each quarter. The risk level is based on an assessment of expected loss from risks with a high rating, the scope of losses due to incidents over the past four quarters and whether any breaches of rules related to the operations requiring permits have occurred. SEK uses the standardized approach in calculating the capital requirement for operational risk.

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

Risk information

For a supplementary and expanded account of the operational risk related information, refer to the separate risk report,”SEK-Capital Adequacy and Risk Management Report-Pillar 3.”

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively in respect of ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child rights perspective, labor conditions encompasses gender equality and diversity. Ethics is included in tax transparency.

Risk management

Sustainability risks are managed according to a risk-based approach and SEK only engages in transactions for which SEK has conducted know your customer activities. SEK’s measures to manage sustainability risks are subject to national and international regulations and guidelines, along with the state’s ownership policy and guidelines for state-owned companies, SEK’s owner instruction, pertaining to anti-corruption, climate and environmental consideration, human rights and labor conditions. Based on international sustainability guidelines, SEK sets requirements on the operations and projects the Company finances in order to mitigate negative environmental and societal impacts.

The international guidelines pursued by SEK are described in Sustainability Note 4.

Risk measurement

In connection with new business opportunities, the potential sustainability risks are identified and assessed at country, counterparty and transaction level. Country — Countries are classified according to the risk of corruption, negative impact on human rights including labor conditions and the risk of money laundering, financing of terrorism and non-transparent tax jurisdiction.

Counterparty — Checks are conducted as part of know your customer, including checks of ownership and checks against international sanction lists, as well as whether the counterparty has been involved in significant sustainability-related incidents.

Transaction — Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s framework for export credits or the Equator Principles. Category A projects have a potentially material impact, category B projects potentially have some impact, and category C projects have little or no potential impact. Other business transactions are analyzed to assess the risk of corruption, negative environmental or climate impact, negative effects on human rights and labor conditions and the risk of money laundering, financing of terrorism and non-transparent tax jurisdiction. .

Elevated sustainability risk

The sustainability risk is considered to be elevated in the following cases:

Category A and B project and project-related financing

Lending for coal mines and coal-fired power, as well as other fossil energy extraction with significant carbon dioxide emissions

Raised corruption risk or increased risks for negative impact on human rights as follows

Raised corruption risks:

defense and construction industries in complex markets

major projects with public buyers in complex markets

exporters who use agents in an underlying transaction in complex markets suspicion of a chain of business transactions where amounts/quantities in countries with particularly high corruption risk

Increased risks for negative impact on human rights as follows:

mining operations in complex markets

conflict areas

telecom operators in countries under repressive, authoritarian rule countries in which human rights are at especially high risk

A complex market is defined as countries with either a high risk of corruption or a high risk of negative impact on human rights.

Managing elevated sustainability risk

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

Risk monitoring

Sustainability risk is monitored through regular analysis and reporting to the Board of Directors. Project or project-related funding with an identified elevated sustainability risk is monitored via continuous incident searches and via checks of compliance with the agreement’s sustainability clauses. In the monitoring, one transaction during the year, which is not project or project-related, was found to have not undergone   risk identification prior to credit approval.

Risk information

SEK granted loans to the following projects in 2018:

One A-project in Europe

Two B-projects in Europe

Three B-projects in America

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

other related parties

The Swedish government owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 40 percent (Year-end 2017: 35 percent) of the Company’s loans outstanding on December 31, 2018 were guaranteed by the Swedish government. The remuneration to EKN for the guarantees paid by SEK during 2018 amounted to Skr 0 million (2017: Skr 2 million). SEK administers, in return for compensation, the Swedish government’s system for officially supported export credits (CIRR system), and the government’s previous concessionary credits system, refer to Note 1 and Note 25.

In 2018, SEK had a Skr 125 billion (2017: Skr 125 billion) credit facility with the Swedish National Debt Office which was entirely related to the

CIRR-system. In December 2018, the credit facility was extended for 2019. SEK has not yet utilized the credit facility.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits (in the form of direct or pass-through loans) to entities related to the State. Transactions with such counterparties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties. The Group’s and the Parent Company’s transactions do not differ significantly. Internal transactions between the Parent Company and the subsidiaries amount to Skr - million (2016: Skr - million) for interest expenses from the Parent Company’s point of view. For further information see Note 1 (b), Basis of consolidation and Note 15, Shares.

Key management personnel include the following positions:

The Board of Directors

The Chief Executive Officer

Other executive directors

For information about remuneration and other benefits to key management personnel see Note 5, Personnel expenses.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel of SEK or controlled by close family members to key management personnel.The following tables further summarize the Group’s transactions with its related parties:

	2018
	The shareholder, the Swedish government		Companies and organizations controlled through a common owner, the Swedish government		Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense
Treasuries/government bonds	103	0	—	—	103	0
Other interest-bearing securities except loans	—	—	6,847	-24	6,847	-24
Loans in the form of interestbearing securities	—	—	1,699	19	1,699	19
Loans to credit institutions	—	—	2,623	77	2,623	77
Loans to the public	—	—	2,582	53	2,582	53
Settlement claim against State(1)	3,915	—	—	—	3,915	—
Total	4,018	0	13,751	125	17,769	125

Debt securities issued	—	—	—	1	—	1
Other liabilities	18	—	—	—	18	—
Total	18	—	—	1	18	1

	2017
	The shareholder, the Swedish government		Companies and organizations controlled through a common owner, the Swedish government		Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense
Treasuries/government bonds	401	4	—	—	401	4
Other interest-bearing securities except loans	—	—	5,933	-27	5,933	-27
Loans in the form of interestbearing securities	—	—	2,198	18	2,198	18
Loans to credit institutions	—	—	2,607	52	2,607	52
Loans to the public	—	—	2,989	37	2,989	37
Settlement claim against State(1)	3,309	—	—	—	3,309	—
Total	3,710	4	13,727	80	17,437	84

Other liabilities	125	—	—	—	125	—
Total	125	—	—	—	125	—

(1)         For information about “Settlement claim against State,” see Note 16 Other assets and Note 25 CIRR system.

Note 29. Events after the reporting period

In order to increase the focus on customers, SEK has made certain organizational changes.

Three new roles were created: Executive Vice President, Strategic Partnerships and Relationships; Chief Financial Officer (CFO); and Head of Business Development, Business Support and Transformation. This stage of organizational changes became effective on January 1, 2019.

Hélène Westholm chose to leave the Board after approximately one year of service, effective January 31, 2019. On January 31, 2019, the Board determined that Hanna Lagercrantz will be a Board observer (Sw: adjungerad ledamot) until her election to the Board, which is expected to occur at the next Annual General Meeting on March 28, 2019.

Note 30. Risk and capital management

Note 30 addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, refer to Note 26 Capital adequacy and Note 27 Risk information, respectively. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2018,” available at www.sek.se.

Events in 2018

In 2018, several events in the external environment affected the macro scenario, such as Brexit, political turbulence in Italy, the US-China trade dispute and interest-rate hikes in the US. Although these events have led to some political concern, the markets have been largely stable and the world economy has thus far been affected marginally. In Sweden, lengthy government negotiations have ensued following the election in September. At the end of the year, SEK’s Export Credit Trends Survey showed a slightly more pessimistic view of the export climate. The consequences of the new regulations for the financial sector remain considerable in the form of adaptation costs, new fees and stricter capital requirements. To some extent, there still exists uncertainty regarding the impact of the new regulations moving forward.

SEK’s capital adequacy has decreased slightly in 2018. At the end of the year, the total capital ratio was 20.1 percent (2017: 23.0 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio both amounted to 20.1 percent (2017: 20.6 percent). The primary reason for the decrease in capital adequacy is early redemption by SEK in November of Tier 2 instruments amounting to USD 250 million. SEK’s total exposures have marginally decreased since the end of 2017. SEK’s largest financial risks are credit risk (Skr 7.0 billion (2017: Skr 6.9 billion) in allocated capital), market risk (Skr 1.1 billion (2017: Skr 1.6 billion) in allocated capital) and operational risk (Skr 0.2 billion (2017: Skr 0.1 billion) in allocated capital) in line with internally assessed capital adequacy. The leverage ratio amounted to 5.6 percent (2017: 5.9) at year end.

The minimum requirement for own funds and eligible liabilities (MREL) is 8.3 percent (2017: 7.1) of total liabilities and own funds. This corresponds to a minimum requirement of 25.3 percent (2017: 28.0) of risk-weighted assets. SEK meets these requirements since a portion of the senior debt can be included at present. Until 2022, SEK needs to issue separate MREL capital.

SEK’s liquidity was stable during the year. Capacity for managing operational and structural liquidity risk has been good. This was confirmed by new lending capacity, which has been at a high level and amounted to 5 months (2017: 15 months), and by the liquidity coverage ratio (LCR), which was 266 percent (2017: 169) at year end.

The VaR for all positions at fair value amounted to Skr 14 million (2017: Skr 20 million) at year end.

In its preparations for Brexit, SEK has assumed that the UK will leave the EU on March 29, 2019 without an agreement, a so-called “hard Brexit.” Primarily, the preparations include ensuring that SEK can continue to conduct transactions with financial counterparties domiciled in the UK. SEK is also affected by new rules for reference interest rates that entail IBOR-based rates being gradually replaced with new reference rates.

Capital target

The Company’s capital target, which is one of the Board’s principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that capital adequacy always exceeds the regulatory requirements, even in the event of deep economic declines. Under normal conditions, SEK’s capital target is for its total capital ratio to exceed the capital adequacy requirement communicated by the Swedish FSA by 1 to 3 percentage points. The point of departure for this is the Swedish FSA’s estimated capital requirement for SEK or SEK’s own assessment. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. As a result of the Swedish FSA’s review and evaluation process, SEK was required to have a total capital ratio of 16.7 percent, based on SEK’s balance sheet at September 30, 2018 (September 30, 2017: 15.9). At December 31, 2018, the total capital ratio was 20.1 percent (year-end 2017: 23.0).

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

Refer also to the “SEK’s risks and risk management” section, where the risk appetite by risk class is described in detail.

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, a shared approach and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework (see the Risk Framework illustration on the preceding page).

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

Risk governance

The Board of Directors has ultimate responsibility for governing and monitoring risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines the overall risk governance by taking decisions on such matters as risk appetite and risk strategy. The Board also decides on risk policies and on matters of considerable importance to credit granting. For a detailed description of the Board of Directors’ rules of procedure, refer to the Corporate Governance Report.

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

When SEK performs the internal capital adequacy assessment, it applies methods other than those used for the Swedish FSA’s capital requirement. The assessment is based on SEK’s internal calculation of economic capital, which captures all of the specific risks to which SEK’s operations are exposed, even risks over and above those included in the Swedish FSA’s capital requirement. For example, for credit risk, economic capital is based on a quantitative approach whereby Value at Risk (VaR) is calculated at a confidence level of 99.9 percent. This quantitative estimate is performed using a simulation-based tool that produces a probability distribution of the value of the credit portfolio over a defined time horizon (usually one year). The methodology used in the VaR quantification is based on the Credit Metrics model. In addition to the internal capital adequacy assessment, SEK also estimates the total capital requirement as set for SEK by the Swedish FSA in its annual review and evaluation process. The capital adequacy assessment estimated by the Swedish FSA is a minimum requirement for SEK’s own funds. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2017”, available at www.sek.se.

Division of responsibility for risk, liquidity and capital management in SEK

First line of defense

• Business and support operations. • Day-to-day management of risk, capital and liquidity in compliance with risk appetite and strategy as well as applicable laws and rules.	• Credit and sustainability analyses. • Daily control and follow-up of credit, market and liquidity risk.

Second line of defense

• Independent risk control and compliance functions. • Identification, quantification, monitoring and control of risks and risk management.	• Risk, liquidity and capital reporting. • Maintain an efficient risk management framework and internal control framework. • Compliance monitoring and reporting.

Third line of defense

• Independent internal audit. • Review and evaluation of the efficiency and integrity of risk management.	• Performance of audit activities in line with the audit plan confirmed by the Board. • Direct reporting to the Board.

Detailed risk statement

Risk class	Risk profile	Risk appetite metrics	Risk management

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

• All lending transactions are to be funded on a portfolio basis using at least the same maturity. Equity capital is included here as funding with perpetual maturity.

• The Company is to have contingencies in a stressed scenario for new lending (including CIRR) of at least two months, without access to the credit facility.

• The maturity profile of the liquidity investments must reflect the anticipated net maturity of borrowing and lending. Under normal circumstances, the assets should be held until maturity. LCR assets are calculated to mature within two days.

• The Company is to operate with an LCR for the entire balance sheet, and in EUR and USD, of not less than 110 percent.

• The Company is to operate with a Net Stable Funding Ratio (NSFR) exceeding 100 percent.

SEK must have diversified funding to ensure that funding is available through maturity for all credit commitments — credits outstanding as well as agreed but undisbursed credits. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.

Credit risk
Credit risk is the risk of loss that could occur if a borrower or a counterpart can not meet its obligations. Counterparty risk, concentration risk and settlement risk are certain subsets of credit risk.

SEK’s lending portfolio is of a high credit quality. The Company’s mission naturally entails certain concentration risks, such as geographical concentration risk against Sweden. The net risk is principally limited to counterparties with high creditworthiness, such as export credit agencies (ECAs), major Swedish exporters, banks and insurers. SEK invests its liquidity

• Individual and collectively limited exposures must not exceed 20 percent of SEK’s own funds.

• The Company’s expected loss within one year must not exceed two percent, and the total portfolio maturity must not exceed eight percent of the Common Equity Tier 1 capital.

• The average risk weight for SEK’s credit-risk exposures to corporates and institutions may not exceed 55 percent.

• Credit-risk-related concentration risk must not exceed 30 percent

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

Risk class	Risk profile	Risk appetite metrics	Risk management

	in high credit quality securities, primarily with short maturities.	of the Swedish FSA’s assessed total capital requirement for credit risk. • The Company’s net exposures to counterparties in the segment <= BB- must not exceed 80 percent of SEK’s Tier 1 capital.

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

SEK’s business model leads to exposure mainly to spread risks, interest-rate risk and currency risk. SEK’s largest net exposures are to changes in spread risk, mainly to credit spreads associated with assets and liabilities and to cross-currency basis spreads.

• SEK’s aggregated market risk measure for all the exposures at fair value must not exceed Skr 1,100 million.

• Value-at-Risk for exposures at fair value must not exceed Skr 100 million.

• VaR for the liquidity portfolio must not exceed Skr 50 million.

• Total interest rate sensitivity to a 100 bps parallel shift of all yield curves, comprising the entire balance sheet, must not exceed Skr 500 million.

• Net interest income risk, 1 year, meaning the impact on SEK’s future earnings margin resulting from a change in interest rates (100 bps parallel shift) and a change in basis spreads (20 bps parallel shift), must not exceed Skr 350 million.

• The Company must hedge at least 75 percent of interest-rate risk in loans outstanding in the CIRR system.

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

Operational risks arise in all parts of the business. The vast majority of incidents that have occurred are minor events that are rectified promptly within the respective functions. Overall operational risk is low as a result of effective internal control measures and a focus on continuous improvement.

• Measures are to be taken without delay to minimize the likelihood of possible losses in excess of Skr 150 million as estimated by the Company. In the event that adequate measures cannot be taken within two months, the CEO must inform the Finance and Risk Committee.

• Measures are to be taken without delay to reduce an expected loss exceeding Skr 2 million to an amount of less than Skr 2 million within six months.

• The risk appetite for expected losses due to operational risk is limited to Skr 20 million over a one-year period.

• Critical internal audit remarks must be mitigated without delay, but no later than within six months.

• Critical external audit remarks must be mitigated without delay, but no later than within two months.

SEK manages the operational risk on an ongoing basis through mainly efficient internal control procedures, performing risk analysis before changes, focus on continuous improvements and business continuity management. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

Compliance risk
Compliance risk is the risk of breaches of relevant legislation and ordinances (external regulations), internal regulations or industry practices that apply to the operations requiring permits. Compliance risk includes the risk of money laundering and financing of terrorism.

	SEK’s operations lead to exposure to the risk of failing to comply with current regulatory requirements and ordinances in markets in which the Company operates.	• The Company does not accept material or systematic non-compliance with legislation, ordinances and other regulations, or internal regulations.

SEK works continuously to develop tools and knowledge to help identify the Company’s compliance risks.
The company analyzes and monitors compliance risks with the intention of continuously reducing the risk of non-compliance with regulations pertaining to operations requiring permits.

Business and strategic risk
Strategic risk is the risk of lower revenue because strategic initiatives fail to achieve the pursued results, inefficient organizational changes, improper implementation of decisions, unwanted impact of outsourcing, or the lack of adequate response to changes in the business environment. Business risk is the risk of an unexpected decline in revenue resulting from, for example, changes to competitive conditions, a decrease in volumes and/or falling margins.

SEK’s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives: (1) the impact of these reforms on SEK’s business model; and (2) the requirements on the organization resulting from increased regulatory complexity.

• SEK’s appetite for business and strategic risk is derived from the mission which is expressed in the owner instruction and is implemented strategically and operatively in the Company’s business plan.

SEK’s executive management is responsible for identifying and managing the strategic risks and monitoring the external business environment and developments in the markets in which SEK conducts operations and for proposing the strategic direction to the Board. A risk analysis in the form of a self-assessment concerning strategic risk is to be conducted each year.

Risk class	Risk profile	Risk appetite metrics	Risk management

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

• In project-related financing, the Company must comply with the Equator Principles or the OECD’s Common Approaches for Officially Supported Export Credits and Environmental and Social Due Diligence.

• When lending in complex markets, the exporters or other market participants covered by the financing must have the capacity to manage sustainability risks in line with international guidelines.

• Lending for coal-fired power is not permitted. In exceptional cases, loans may be offered for measures aimed at improving the environment. Gross lending to fossil operations (coal, oil and gas) should be less than 5 percent of SEK’s total lending.

• For existing transactions that no longer align with SEK’s risk appetite, SEK will based on the opportunities available take measures to influence and to report deviations to the Board.

• Lending is not permitted for business transactions where the main purpose is to withhold tax.

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

2.6

Fiscal Agency Agreement dated March 28, 2018, relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed herewith).

2.7

Deed of Covenant dated April 4, 2014 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments (filed as Exhibit 2.6 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014, and incorporated herein by reference).

2.8

ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

2.9

Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

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
February 25, 2019