Form 20-F
period 2019-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2020-02-24
CIK 352960

As filed with the Securities and Exchange Commission on February 24, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2019

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbols	Name of each exchange on which registered
ELEMENTSSM Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022	EEH	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Agriculture Total ReturnSM due October 24, 2022	RJA	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Energy Total ReturnSM due October 24, 2022	RJN	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Metals Total ReturnSM due October 24, 2022	RJZ	NYSE ARCA, Inc.

ELEMENTSSM Linked to the Rogers International Commodity Index® — Total ReturnSM due October 24, 2022	RJI	NYSE ARCA, Inc.

ELEMENTSSM Linked to the ICE BofAML Commodity index eXtraBiofuels Exchange Series — Total Return due February 13, 2023	FUE	NYSE ARCA, Inc.

ELEMENTSSM Linked to the ICE BofAML Commodity index eXtra (GRains)— Total Return due February 14, 2023	GRU	NYSE ARCA, Inc.

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (publ), (Swedish Export Credit Corporation) (the “Parent Company”, the “Company” or “SEK”), including the Commercial Interest Reference Rate-system (the Swedish system for officially supported export credits or the “CIRR-system”), which is described herein, and the Parent Company’s wholly owned, inactive subsidiary SEKETT AB (the “Subsidiary”).  These are jointly referred to as the “Consolidated Group” or the “Group”. During 2018, the winding-down of the subsidiary Venantius AB, including its wholly owned subsidiary VF Finans AB, was completed.

The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the financial statements for 2019 and 2018 of the Parent Company and the Subsidiary and for 2017 and earlier of the Parent Company together with Venantius AB and its wholly owned subsidiary VF Finans AB. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2018: Skr 10 million)” means that the relevant figure for 2018, or as of December 31, 2018, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations and the annual report for the financial year of 2019, is available at www.sek.se/en/investor-relations. Information available on or accessible through SEK’s website is not incorporated herein by reference.

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

Forward-looking statements are generally identified by the words “expect”, “anticipate”, “believe”, “intend”, “estimate”, “should” and similar expressions.

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

•                  losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective;

•                  fluctuations in foreign currency exchange rates could harm SEK’s business;

•                  increasing competition may adversely affect SEK’s income and business;

•                  SEK is exposed to significant operational risk, which could harm SEK’s business, financial

•                  performance or the ability to repay its debt;

•                  developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries;

•                  negative interest rates may have an impact on SEK’s profitability; and

•                  the transition from the use of the London interbank offered rate (LIBOR) may adversely affect SEK’s profitability.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an annual report.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes. The Consolidated Statement of Comprehensive Income data for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 and the Consolidated Statement of Financial Position data as of December 31, 2019, 2018, 2017, 2016 and 2015 have been derived from SEK’s Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) (herein “IFRS”).

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

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2019		2018	2017	2016	2015
Net interest income	1,717		1,442	1,683	1,747	1,662
Operating income	1,910		1,427	1,553	1,608	2,056
Operating profit	1,304		852	1,007	1,002	1,535
Net profit (after taxes)	1,027		648	772	780	1,187
Dividend per share (Skr)	77.23	(A)	48.70	58.05	58.65	89.22
Total comprehensive income	1,037		883	672	664	1,049

(A) The dividend for the year ended December 31, 2019 is to be proposed to the annual general meeting (the “Annual General Meeting”), which will be held on March 26, 2020, and is subject to approval at that meeting.

	Year Ended December 31,
(In Skr mn, unless otherwise stated)	2019	2018	2017	2016	2015
Total loans outstanding (B)	217,594	209,226	195,120	208,700	205,097
Total assets	317,296	302,033	264,392	299,442	280,411
Total debt	273,017	257,847	226,873	255,214	235,644
of which subordinated	—	—	2,040	2,266	2,088
Equity	19,082	18,239	17,574	17,136	16,828
of which share capital	3,990	3,990	3,990	3,990	3,990
Number of shares	3,990,000	3,990,000	3,990,000	3,990,000	3,990,000
Total liabilities and equity	317,296	302,033	264,392	299,442	280,411

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

B. Risk Factors

The following discussion provides a description of the most significant risk factors that could affect SEK’s businesses, results of operations and financial condition and could cause SEK’s results to differ materially from those expressed in public statements or documents. There are also other factors beyond those discussed below or elsewhere in this annual report that could affect SEK’s businesses, results of operations and financial condition and, therefore, the risk factors below should not be considered a complete list of all potential risks that SEK may face.

Disruptions in the financial markets or economic recessions, including as a result of geopolitical instability, may have an adverse effect on SEK’s financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainties remain concerning the outlook and the future economic environment related to recent events in those regions, such as a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the withdrawal of the United Kingdom (the “UK”) from the European Union on January 31, 2020 (commonly referred to as “Brexit”). Although SEK does not have operations in the UK, a large portion of SEK’s borrowings are arranged through banks in the UK. If SEK fails to maintain these agreements on favorable terms following Brexit or the agreements completed with such UK banks’ EU-based affiliates cannot be utilized effectively, SEK’s business and financial performance will suffer. Uncertainties remain as to what, if any, impact a new regulatory regime in the UK and in the EU will have on these agreements.

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

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. For example, as a result of the financial crisis in 2008, SEK experienced higher costs of funding through the international capital markets, as did other issuers during this time. In 2008, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but in the future, that might not be possible, which could result in more expensive access to the capital markets, which could have a material adverse effect on SEK's results of operations.

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

In response to the financial crisis in 2008, financial regulators around the world have issued and continue to issue significant regulatory and legislative changes resulting in broad reform and increased regulation impacting financial service companies, including SEK. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden), could materially and adversely affect SEK’s business, financial condition or results of operation and/or ability to repay its debt. For example, as a result of legislative changes in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to a fund to support the recovery of credit institutions, which adversely affected SEK’s results of operations.

The European Bank Recovery and Resolution Directive (the “BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies and was implemented into Swedish law in 2016 by the Resolution Act (2015:1016) (as amended, the “Resolution Act”). In accordance with the BRRD, SEK is subject to a minimum requirement for own funds and eligible liabilities (“MREL”), which is a parallel requirement to the Capital Requirements Regulation (Regulation (EU) no. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no. 648/2012 or the “CRR”)  in the European Union. For 2020, SEK’s  minimum MREL requirement is 7.2 percent (for 2019: 8.3 percent). After January 1, 2022, the requirements have to be met with own funds and senior non-preferred bonds. However the legislative proposal on the implementation under Swedish law of the comprehensive amendments to the rules on banks’ capital requirements (known as the “banking package”) proposes an extended time frame for compliance until January 1, 2024. The proposal also contains different requirements for the minimum level for own funds and eligible debt. Accordingly, these requirements are currently uncertain. If SEK does not comply with its capital requirements, the national resolution authority in Sweden (Riksgäldskontoret or the “Swedish National Debt Office”) may require SEK to fulfill the requirements by issuing capital in the form of senior non-preferred bonds. SEK may experience difficulties in issuing senior non-preferred bonds  or the interest rate on these bonds may be considerably higher than on other debt securities issued, which would negatively impact SEK’s profitability. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Supervisory Authorities”.

The Resolution Act confers substantial powers on the Swedish National Debt Office to enable it to take a range of actions in relation to Swedish financial institutions that are considered to be at risk of failing, including a debt write-down tool. The exercise of any resolution power, or any suggestion of the exercise of any resolution power, in relation to SEK may reduce or impede SEK’s ability to obtain financing, cause the cost of financing to increase or  impair SEK’s ability to fulfill its obligations.

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

In December 2017, the Basel Committee introduced final revisions to the Basel III capital framework to reduce the variability of risk-weighted assets within the banking system (the “2017 Revisions”). The 2017 Revisions must first be implemented into EU legislation before they can impact SEK’s capital requirements. Even though SEK expects to meet the revised requirements based on current market assumptions, the 2017 Revisions, once implemented, may materially constrain SEK’s business plans and negatively impact profitability. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Capital adequacy regulations” below.

European Market Infrastructure Regulation (EMIR), a regulation regarding over-the-counter (“OTC”) derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. Since then, various parts of the regulation have become effective. During 2018, additional parts of the regulation related to central clearing of certain OTC-derivatives came into effect. SEK may be required to post additional collateral related to its derivatives and may face higher costs as a result of these regulatory requirements.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets make it difficult to value certain of SEK’s assets and liabilities during certain periods. For example, SEK is exposed to changes in fair value due to changes in credit spreads on its own debt and due to changes in currency basis spread, which it has not hedged, and such changes in fair value can have a negative impact on SEK’s results as reported under IFRS. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks.

If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, which may have an adverse effect on the Group’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments or strategies. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of SEK’s hedge to become ineffective, resulting in potential losses. An inability to hedge its risks could increase SEK’s losses due to those risks, which could  have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Group faces exposure to adverse movements in foreign currency exchange rates. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of the Group’s foreign-currency obligations. SEK’s exposure to foreign currency exchange risk is caused primarily by fluctuations in the Skr/United States dollar (“USD”) exchange rate and the Skr/Euro exchange rate. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies. Higher inflation in certain countries, including in Europe, may also result in devaluation of currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Increasing competition may adversely affect SEK’s income and business.

The financial services industry is highly competitive. SEK’s lending business, other than the CIRR-system, faces competition from other Swedish and foreign financial institutions, as well as from direct and indirect financing programs of exporters, and competition is increasing. SEK competes on the basis of a number of factors including service, product innovation, product features, price, commission structures, financial strength and name recognition. Some of SEK’s competitors offer a broader array of products or have more competitive pricing or greater financial resources than SEK. If the Group is unable to match the products and services of its competitors or has to lower its prices or rates in order to compete for customer business, investments or financing, it could result in lower lending volume, decreased revenue and increased costs, all of which could have a material adverse effect on SEK’s business and its ability to repay its debts.

SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Operational risk for a financial institution such as SEK can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or malware that may be developed in the future or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. Despite having taken preventative actions  to protect the security of its information relative to its perceived risks, SEK may nevertheless experience major security failures, data losses, cyber-attacks or breaches in the future, which could have a material adverse effect on SEK’s business. Failure to address operational risk and increased regulatory requirements relating to operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance or ability to repay its debt. For example, SEK has in the past incurred additional costs related to the enhancement of IT-system due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

SEK’s reputation could also be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments and expectations. A significant failure in managing SEK’s operational risk could materially and adversely affect the Company’s business, financial condition, results of operation or ability to repay its debt.

Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

The Group grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant number of SEK’s loans were guaranteed by the Swedish Export Credits Guarantee Board (the “EKN”) (38% and 40% as of December 31, 2019 and 2018, respectively), SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the Group’s net income and have a material adverse effect on the Group’s results of operations, business prospects and financial condition.

Negative interest rates may have an impact on SEK’s profitability.

Negative interest rates may result in lower net interest income for SEK and may negatively affect the value of SEK’s assets and liabilities. For example, negative interest rates may:

•                  render SEK’s hedges less effective if interest rate is to be paid on the hedge while there is no compensation on the hedged item;

•                  lead to increased prepayments on loans by customers and a lower spread between rates on assets and liabilities, which could reduce SEK’s revenues;

•                  lead to valuation risk due to potential changes in market practice for how to incorporate negative interest rates in the valuation;

•                  create a risk that the bond market may be adversely affected due to lower turnover and less liquidity, which could reduce SEK’s ability to access the capital markets; and

•                  lead to greater risk of increased debt levels, rising asset prices and heightened financial risk taking.

The transition from the use of the London interbank offered rate (LIBOR) may adversely affect SEK’s profitability.

As a result of recent regulatory and other legal proceedings, actions by regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined, its discontinuance or the establishment of alternative reference rates. In July, 2017, the head  of the U.K. Financial Conduct Authority (FCA), which regulates LIBOR, announced plans to phase out the use of LIBOR by the end of 2021. For the Euro Interbank Offered Rate (“EURIBOR”) and the Stockholm Interbank Offered Rate (“STIBOR”), which are also significant reference rates for SEK, there has been no such end date communicated. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR and similar reference rates, and it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR, EURIBOR, STIBOR or any other reference rate, the establishment of alternative reference rates, or the impact of any such events on contractual mechanisms may have on the markets, SEK or the Company’s floating rate debt securities.

SEK is following the development of new market conventions for floating interest rates and has begun preparing for the transition away from LIBOR. For example, SEK has issued a floating rate note linked to the Sterling Over Night Index Average, or SONIA, which is the alternative overnight interest rate in the sterling markets to LIBOR. However, there can be no assurance that SONIA will become an acceptable alternative to LIBOR in the sterling market.

SEK’s exposure that is directly affected by the interest rate benchmark reform is mainly its lending contracts with floating interest rates, its lending and borrowing contracts with fixed interest rates that are hedged to floating interest rates as well as currency swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. As December 31, 2019, SEK has approximately Skr 26 billion of outstanding debt linked to LIBOR. While most of this debt will mature before the end of 2021, it is possible that LIBOR will be discontinued or modified before their maturity date. This debt generally includes fallback features that would allow for the use of an alternative rate if LIBOR is no longer available. In addition, SEK is working on a cross-organizational project to renegotiate legacy business in reliance on LIBOR, introducing robust fallback provision in new trades and generally following recommended guidelines from the International Swaps and Derivatives Association (ISDA), International Capital Markets Association (ICMA) and Alternative Reference Rates Committee (ARCC). However, the use of an alternative rate could result in increased costs, including increased interest expense, and increased borrowing and hedging costs for SEK in the future. Use of an alternative rate could also reduce the interest investors receive on SEK’s floating rate notes and could adversely affect the value of and market for those notes.  Furthermore, uncertainty as to the nature of the potential discontinuance, modification, alternative reference rates or other reforms of LIBOR may negatively impact market liquidity, SEK’s access to funding required to operate the business and the trading market for the Company’s floating rate debt securities.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A.                History and Development

Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) is a “public limited liability company” under the Swedish Companies Act (2005:551). It is wholly owned by the Swedish State through the Ministry of Enterprise and Innovation (“Sweden”, the “Swedish State” or the “State”).

The Parent Company was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a need for long-term financing for both exporters and their foreign customers. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act (2004:297) and, in connection therewith, to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial terms. The duration of the Parent Company is indefinite.

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

Business Sweden New York

The News Building,

220 E 42nd Street

Suite 409A,

New York, NY 10017

Tel. No.: (212) 507-9001

usa@business-sweden.se

B.     Business Overview

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, with the aim of promoting the development and international competitiveness of Swedish industry and trade. Its mission includes, as a public policy assignment, administration of the CIRR-system. Pursuant to agreements established in 1978 and amended from time to time thereafter, the Group administers the CIRR-system on behalf of the Swedish State in return for compensation.

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

SEK’s product offerings are aimed at Swedish exporters and their customers, and its customers are mainly found among the 100 largest Swedish exporters with sales exceeding Skr 4 billion. Starting in 2015, SEK has also expanded its product offerings to reach medium-sized exporters with sales of more than Skr 500 million.

SEK works mainly in lending and as a result, SEK acts as a complement to, and works in cooperation with, Swedish and international banks as well as other financial institutions. SEK also has close partnerships with other export promotion agencies in Sweden such as Almi, Business Sweden, EKN and Swedfund.

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

2019

•                  SEK’s new lending to Swedish exporters and their customers amounted to Skr 74.5 billion (2018: Skr 57.0 billion), of which new lending to Swedish exporters was Skr 24.9 billion (2018: Skr 18.0 billion) and new lending to exporters’ customers amounted to Skr 49.6 billion (2018: Skr 39.0 billion).

•                  SEK has focused on broadening its client base and product offerings. SEK has performed strongly in soliciting new clients and the customer base has significantly increased. SEK has gained 30 new customers, consisting of customers in both of SEK’s customer groups: large and medium-sized companies.

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

•                  SEK’s new lending to green projects totaled Skr 3.1 billion in 2019 (2018: Skr 2.0 billion).

•                  SEK’s net interest income amounted to Skr 1,717 million (2018: Skr 1,442 million). Net interest income was affected positively by a lower resolution fee of Skr 169 million (2018: Skr 266 million) which SEK is required to pay to a fund to support the recovery of credit institutions.

•                  SEK has a credit facility with the Swedish National Debt Office of Skr 125 billion, renewed through the end of 2020 by the Swedish Parliament, in order to further enhance the ability to promote the Swedish export industry. SEK has not yet utilized the credit facility. The credit facility is only available for CIRR loans.

•                  The Board of Directors of SEK (the “Board”) has resolved to propose at the Annual General Meeting that a total dividend of Skr 308 million (2018: Skr 194 million) be paid in accordance with SEK’s dividend policy of 30 percent of the profit of the year.

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

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2019 and 2018:

	Year ended December 31,
Skr mn	2019	2018	Changes in percent
Total loans outstanding(A)	217,594	209,226	4%
of which CIRR-system	76,120	69,922	9%
Total debt outstanding (B)	273,017	257,847	6%
of which CIRR-system	76,257	70,144	9%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

(B) Debt outstanding includes subordinated debt of Skr - million and Skr - million as of December 31, 2019 and 2018, respectively.

Lending Operations — General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2019:

	Year ended December 31,
Skr mn	2019	2018	Changes in percent
Offers of long-term loans accepted	74,515	57,015	31%
Total loan disbursements	-67,410	-77,598	-13%
Total loan repayments	69,824	78,912	-12%
Total net increase in loans outstanding	8,368	14,106	-41%
Loans outstanding	217,594	209,226	4%
Loan commitments outstanding but undisbursed(A)	52,150	50,814	3%

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

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2019	2018	2017	2016	2015
Lending to exporters’ customers	121,165	119,467	102,060	113,738	118,284
of which CIRR-system	76,120	69,922	49,124	49,802	43,128

Lending to Swedish exporters	96,429	89,759	93,060	94,962	86,813
of which CIRR-system	—	—	—	—	—
Total	217,594	209,226	195,120	208,700	205,097
of which CIRR-system	76,120	69,922	49,124	49,802	43,128

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

SEK previously participated with government agencies in an export-financing program (the “Concessionary Credit Program”) financed by the Swedish State to promote exports to certain developing countries, incorporating a foreign aid element of at least 35 percent. Sweden is no longer providing new concessionary credits under the program, but SEK still has loans outstanding on its balance sheet. Terms varied according to the per capita income of the importing country.

The aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules. The Swedish government reimburses SEK through the CIRR-system for the costs incurred as a result of SEK’s participation in the Concessionary Credit Program as well as any costs for CIRR financing.

Guarantees and Credit Default Swaps

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States, the Exports Credits Guarantee Department of the United Kingdom, Compagnie Française d’Assurance pour le Commerce Extérieur of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the CIRR-system are guaranteed by the EKN.

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2019	2018
Government export credit agencies	145.5	143.8
of which covered corporate exposures	92.5	91.0
of which covered exposures to financial institutions	0.0	0.2
of which covered exposures to regional governments	1.7	1.7
of which covered sovereign exposures	51.3	50.9

As of December 31, 2019, government export credit agencies guaranteed 41.9 percent of SEK’s total credit exposures.

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

For information regarding SEK’s gross and net credit exposures to counterparties, broken down by geography and type of counterparty (taking into account applicable guarantees but not collateral), see Note 26 to the Consolidated Financial Statements.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2019.

	Percentage of loan offers accepted
Currency in which loan is denominated	2019	2018
Swedish kronor	34%	33%
Euros	13%	13%
U.S. dollars	48%	50%
Other	5%	4%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 29 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2019 and December 31, 2018. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2019	2018
Loan credit exposure to Swedish State guarantees via EKN(A)	40%	40%
Loan credit exposure to Swedish credit institutions(B)	3%	4%
Loan credit exposure to foreign bank groups or governments(C)	9%	11%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	32%	30%
Loan credit exposure to municipalities	3%	3%
Loan credit exposure to other foreign counterparties, primarily corporations	13%	12%
Total	100%	100%

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

(B) At December 31, 2019, loans in this category amounting to approximately 1 percent (2018: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden, including guarantees in the form of bank guarantees or credit derivatives. The remaining 2 percent (2018: 3 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden, including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2019, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2019, approximately 12 percent (2018: 12 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “— Lending Operations — General” for information on the geographical distribution of borrowers, see also Note 26 to the Consolidated Financial Statements.

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

The Swedish National Debt Office requires information from credit institutions, including SEK, in accordance with the Resolution Act. The Resolution Act originates from the BRRD, which provides an EU-wide framework for the recovery and resolution of credit institutions, among others. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system. The information is used to set the minimum requirement for own funds and eligible liabilities for the credit institution. The Swedish National Debt Office has concluded that nine Swedish institutions, including SEK, have business activities that are critical to the Swedish financial system and have prepared plans that outline the measures that the Swedish National Debt Office intends to take in the event of resolution. The Swedish National Debt Office has also set a minimum requirement for own funds and eligible liabilities for those institutions. Pursuant to the Swedish National Debt Office’s decision concerning the next reporting period, in 2020, the minimum requirement of own funds and eligible liabilities for SEK is 7.2 percent (2019: 8.3 percent), as calculated in accordance with the Resolution Act. After January 1, 2022, the requirements must be met with own funds and senior non-preferred bonds. However, the regulatory proposal on the implementation under Swedish law of the comprehensive amendments to the rules on banks’ capital requirements (known as the “banking package”) proposes an extended time frame for compliance until January 1, 2024. The regulatory proposal also contains different requirements for the minimum level for own funds and eligible debt.

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

Capital adequacy regulations

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee, referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the CRR and the Capital Requirements Directive (Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC or the “CRD IV”). The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. The CRD IV was incorporated into Swedish legislation as of August 2, 2014 and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration

The current regulations introduced by the CRR and CRD IV replace regulations based on the previous revision of the Basel accord, Basel II, which had been the prevailing standard since 2007, as it was incorporated into EU and Swedish legislation. The CRR, as amended, and the CRD IV, as incorporated into national legislation, apply to credit institutions, including SEK, within Sweden and the European Union.

The main structure of Basel III, consists of three “Pillars”, as follows:

(i) Pillar 1 deals with minimum capital requirements for credit risks, credit valuation adjustment risks and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have own funds that in size and composition are sufficient to meet those minimum capital requirements. The capital requirements and the own funds are calculated in accordance with the CRR. Pillar 1 allows institutions to choose between some alternative methods based on their level of development. For credit risk, the standardized approach is the simplest approach, containing risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the foundation internal rating-based (“IRB”) approach. Under the foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk classifications. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers most of the Company’s exposures.

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

(iii) Pillar 3 concerns and places requirements on openness and transparency and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. The European Banking Authority (the “EBA”) guidelines EBA/GL/2016/11 published in 2017 do not apply fully to SEK yet, since it has not yet been clarified by the Swedish FSA if and when SEK will start to be fully covered by the guidelines. SEK reported in accordance with Pillar 3 for the first time in the annual report for 2007.

In November 2016, the European Commission presented a proposal to revise the CRD IV and the CRR with the purpose of making European financial institutions more stable and resilient. This reform package entered into force on June 27, 2019. Institutions must fully comply with the regulations within two years after the regulations are in force (or June 27, 2021). The reform package includes, along with other changes, a binding leverage ratio as well as a binding net stable funding ratio.

Moreover, the Basel Committee introduced the 2017 Revisions to the Basel III capital framework to reduce the variability of risk-weighted assets within the banking system. The 2017 Revisions include an output floor, altered standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches and changes in leverage ratio requirements. The 2017 Revisions will enter into force on January 1, 2022. However, the output floor, which is designed to ensure that banks’ capital requirements calculated under internal models-based approaches may not fall below 72.5% of the capital requirements required under the standardized approaches, will be phased in incrementally over five years, becoming fully effective on January 1, 2027. The 2017 Revisions must first be implemented into EU legislation before they can become binding capital requirements.

Liquidity standards

As mentioned above, the CRR also includes liquidity standards: the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”). The LCR requires that a bank holds enough high quality liquid assets to cover its projected net cash outflows over a 30-day stress scenario. The European Commission has adopted a delegated act on LCR. The detailed LCR rules came into force on October 1, 2015 and require institutions, including SEK, to maintain a LCR of at least 100 percent from 2018. In addition, the Swedish FSA requires institutions to maintain a LCR of at least 100 percent separately in euro and USD. From October 1, 2019 the Swedish FSA also requires institutions to maintain a LCR of at least 75 percent in Skr and other significant currencies. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of its assets and off-balance sheet activities under both normal and stressed conditions. SEK has consistently maintained an LCR and NSFR in excess of minimum requirements. See Note 26 to the Consolidated Financial Statements for further details on liquidity standards.

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

	Minimum Capital Requirement(1)		Minimum Capital Requirement(1) including Buffers Requirement		SEK Capital Ratios
Capital Ratios	2019	2018	2019	2018	2019	2018
Common Equity Tier 1 capital ratio	4.5%	4.5%	8.9%	8.5%	20.6%	20.1%
Tier 1 capital ratio	6.0%	6.0%	10.4%	10.0%	20.6%	20.1%
Total capital ratio	8.0%	8.0%	12.4%	12.0%	20.6%	20.1%

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

The main reason for the increase in SEK’s capital ratios as of December 31, 2019 was due to a lower average risk weight in the liquidity portfolio due to a higher proportion in government exposures and an increase in own funds. The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS9 are utilized. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients, that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of own funds.

As percentage of	2019	2018
Large exposures as percentage of the own funds	277.1%	318.6%

The aggregate amount of SEK’s large exposures as of December 31, 2019 consisted of exposures to 21 different counterparties, or counterparty groups, the majority of which relate to combined exposures for which more than one counterparty is responsible for the same payments.

In order to monitor large exposures, SEK has defined internal limits for large exposures, which are monitored daily, along with other limits.

C.                         Organizational Structure

SEK organizes its activities in two Lending functions, Large Corporates and Mid Corporates, which serve all customers with all products within SEK’s product range. The Lending functions are responsible for all customer relations contacts and cooperates with a Credit function and a Treasury group. SEK also maintains a risk control unit and a compliance function as well as staff and support functions.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 29 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment has been transferred to another external party, Deloitte. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the Company’s internal risk model. SEK’s Risk and Compliance Committee, of which the Chief Executive Officer (the “CEO”) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

D.         Property, Plant and Equipment

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

Operating expenses, primarily driven by personnel expenses, also have an important impact on SEK’s operating profit.

Other comprehensive income is primarily affected by unrealized changes in fair value attributable to credit spreads on SEK’s own debt, which relate to the credit rating attributed to SEK by its investors.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur mainly relate to changes in credit spreads on SEK’s own debt, which due to IFRS 9, are reported in other comprehensive income from 2018 compared to net results of financial transactions prior to IFRS 9, and basis spreads, which are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely.

For Critical Accounting Policies and Estimates and Recent Accounting Pronouncements Issued and Other Accounting Related Announcements, see Note 1 to the Consolidated Financial Statements.

For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2018 and 2017, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2018 filed with the SEC on February 25, 2019.

Assets and Business Volume

	As of December 31,
Skr bn	2019	2018	Changes in percent
Total Assets	317.3	302.0	5%
Liquidity Investments(1)	63.6	62.2	2%
Loans outstanding and disbursed	217.6	209.2	4%
Percentage in the CIRR-system	35%	33%

(1) Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition of liquidity investments. Comparative figures for 2018 have been adjusted.

Total assets increased as of the end of 2019 compared to the end of 2018, mainly due to disbursements of loans and the purchase of liquidity investments due to new funding.

New lending (offers accepted)

	As of December 31,
Skr billion	2019	2018
Lending to Swedish exporters(1)	24.9	18.0
of which CIRR-system	—	—
Lending to exporters’ customers(2)	49.6	39.0
of which CIRR-system	15.5	4.9
Total	74.5	57.0

(1) Of which Skr 1.8 billion (year-end 2018: Skr 0.0 billion) had not been disbursed at period-end.

(2) Of which Skr 16.3 billion (year-end 2018: Skr 5.1 billion) had not been disbursed at period-end.

SEK experienced an increased demand for green financing, and in the fall of 2019, launched two new product offerings: green loans and financing for the transition to fossil free energy. Moreover, the simplified loan product “Enkla exportlånet” aimed at medium-sized companies also performed strongly and is an efficient means for SEK’s clients to finance their export transactions. New lending was up on an annual basis, which was attributable, in part, to an increased demand for working capital and export credits.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2019	2018
Volume of binding offers outstanding	2.8	0.7
CIRR loans as percentage of volume of binding offers outstanding	1%	83%

Commitments of undisbursed loans amounted to Skr 52.2 billion in 2019 (year-end 2018: Skr 50.8 billion).

Counterparty Risk Exposures

SEK’s exposures to regional governments, multilateral development banks, public sector entity and financial institutions have increased as exposures to central governments and corporates have decreased in 2019 as compared to 2018. For more information, see the table “Total net exposures” in Note 26 to the Consolidated Financial Statements.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2019	2018
Central governments	161.3	169.6
Regional governments	16.5	13.4
Multilateral development banks	3.1	0.1
Public sector entity	4.0	0.6
Financial institutions	45.7	34.2
Corporates	116.9	119.5
Total counterparty exposure	347.5	337.4

Other exposures and risks

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and unsubordinated liabilities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions are used, or if assumptions change, a different result may arise. Excluding the impact on the valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets.

SEK maintains a conservative policy with regard to market risk exposures, primarily consisting of interest rate risks and currency risks. For quantitative and qualitative information about risks and exposures, see Note 26 Risk Information and Note 29 Risk and capital management.

Results of Operations

Net interest income

Skr bn, average	2019	2018	%
Total loans	213.4	202.2	6%
Liquidity investments(1)	62.9	53.8	17%
Interest-bearing assets	284.8	269.3	6%
Interest-bearing liabilities	265.4	242.4	9%

(1) Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition of liquidity investments. Comparative figures for 2018 have been adjusted.

Net interest income amounted to Skr 1,717 million (2018: Skr 1,442 million), an increase of 19 percent compared to the previous year. A weak Swedish krona and a higher market interest rate in Swedish krona, together with increased lending volumes, have positively impacted the net interest income. Net interest income also increased by Skr 97 million due to a lower resolution fee that amounted to a total of Skr 169 million (2018: Skr 266 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2019, the resolution fee amounted to 0.090 percent of the calculation basis (2018: 0.125 percent), which essentially corresponds to SEK’s debt financed assets less the officially supported export credit (CIRR) loans. In 2020, the resolution fee will be 0.05 percent. The table below shows average interest-bearing assets and liabilities.

Commission earned and commission incurred

Commission earned and commission incurred amounted to Skr -33 million (2018: Skr -32 million). Commission earned amounted to Skr 1 million (2018: Skr 5 million). Commission incurred amounted to Skr -34 million (2018: Skr —37 million).

Net results of financial transactions

Net results of financial transactions amounted to Skr 226 million (2018: Skr 19 million). The result was mainly due to unrealized changes in fair value of derivatives as well as realized gains related to repurchase of SEK’s own debt and early repayment of loans.

Operating expenses

Skr mn	2019	2018	%
Personnel expenses	-333	-311	7%
of which provision to the EIS	10	—
Other administrative expenses	-206	-231	-11%
Depreciation and impairment of non-financial assets	-57	-40	43%
Total Operating expenses	-596	-582	2%

Operating expenses increased 2 percent compared to the previous year, which is mainly due to an increase in personnel expenses. In 2019, a provision of Skr 10 million was made for the individual variable remuneration program (2018: Skr - million). Due to International Financial Reporting Standards (IFRS) 16 Leases, all leases are to be recognized as assets subject to depreciation, and therefore, operating lease expense has been replaced by an expense for depreciation of the lease asset. Due to this change, Skr 32 million is now reported as a depreciation of the lease asset instead of a lease expense under other administrative expenses.

Depreciation and impairment of non-financial assets

Depreciation and impairment of non-financial assets amounted to Skr -57 million, which was an increase of 43 percent compared to the previous year. Due to International Financial Reporting Standards (IFRS) 16 Leases, all leases are to be recognized as assets subject to depreciation, and therefore, operating lease expense has been replaced by an expense for depreciation of the lease asset. Due to this change, Skr 32 million is now reported as a depreciation of the lease asset instead of a lease expense under other administrative expenses.

Net credit losses

Net credit losses amounted to Skr -10 million (2018: Skr 7 million). The net credit losses were attributable to increased individual impairments, which were offset by the reversal of the excess of previously recorded reserves for established losses above the realized loss. Loss allowances as of December 31, 2019 amounted to Skr -128 million compared to Skr -139 million as of December 31, 2018 of which exposures in stage 3 amounted to Skr -64 million (year-end 2018: Skr -84 million). The reserve was affected negatively by exchange rate effects. See Note 9 to the Consolidated Financial Statements.

Taxes

Tax costs amounted to Skr -277 million (2018: Skr -204 million), of which Skr -570 million (2018: Skr -448 million) consisted of current tax and Skr 291 million (2018: Skr 245 million) consisted of deferred tax (see Note 10 to the Consolidated Financial Statements). The effective tax rate amounted to 21.2 percent (2018: 24.0 percent). The decrease in the effective tax rate was due to a redemption in November 2018 of subordinated debt which had non-deductible interest expenses. The nominal tax rate for 2019 is 21.4 percent (2018: 22.0 percent).

Operating and net profit

Operating profit amounted to Skr 1,304 million (2018: Skr 852 million). Net profit amounted to Skr 1,027 million (2018: Skr 648 million). The increase compared to the previous year was due to higher net interest income and net results of financial transactions.

Other comprehensive income

Skr mn	2019	2018
Items to be reclassified to operating profit	-8	-25
of which available-for-sale securities	—	—
of which other comprehensive income effects related to cash flow hedges	-8	-25
Items not to be reclassified to operating profit	20	326
of which own credit risk	24	374
of which revaluation of defined benefit plans	-4	-48
Other comprehensive income before tax	12	301

Other comprehensive income before tax amounted to Skr 12 million (2018: Skr 301 million), mainly due to a positive result related to changes in own credit risk, which was offset by a negative result related to the revaluation of defined benefit plans and dissolution of cash flow hedges. A major proportion of the items to be reclassified to operating profit related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest income due to the fact that hedging instruments previously were included in cash flow hedges. A major proportion of the items not to be reclassified to operating profit were related to changes in own credit risk, but also related to the revaluation of defined-benefit pension plans due to a changed discount rate.

B.                         Liquidity, Capital Resources and Borrowing

SEK’s policy for liquidity and borrowing risk requires that for all credit commitments outstanding as well as agreed but undisbursed credits, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 125 billion with the Swedish National Debt Office, which in December 2019 was extended for 2020, as available borrowing, despite the fact that no funds have been drawn under this facility. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2019, SEK had 5 months of available funds to meet potential disbursements under new lending agreements, as compared to the same number of months as of December 31, 2018. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 29 to the Consolidated Financial Statements.

Borrowing

Skr bn	2019	2018
New borrowing	81.1	60.4
Repurchase of own debt	1.7	3.0
Early redemption of borrowing	19.6	6.9

New borrowing in 2019 was higher than in 2018, particularly with regards to plain vanilla debt. Higher lending volume was the main reason for increased borrowing.

During 2019, SEK issued three benchmark bonds, totaling USD 3.5 billion.

SEK’s borrowing over the course of the year took place in a total of ten different currencies across a number of different geographic markets. Europe (other than the Nordic countries) and North America were the largest borrowing markets in 2019.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Skr million	2020	2021	2022	2023	2024	Thereafter	Total
Senior debt	82,288	74,680	50,367	27,979	6,078	31,625	273,017
of which fixed-rate	46,347	52,851	39,083	24,851	1,843	9,698	174,673
of which variable-rate	2,332	11,209	0	0	0	0	13,541
of which formula-based	33,609	10,620	11,284	3,128	4,235	21,927	84,803

Subordinated debt	—	—	—	—		—	—
of which fixed rate	—	—	—	—		—	—
of which variable rate	—	—	—	—		—	—
Total debt	82,288	74,680	50,367	27,979	6,078	31,625	273,017

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr million	2019	2018
Fixed-rate(1)	174,673	162,316

Variable-rate (1)	13,541	13,452

Formula-based (1)	84,803	82,079
of which interest rate-linked	82,141	79,103
of which currency-linked	1,927	2,097
of which equity-linked	629	783
of which commodity-linked	106	96
of which credit-linked	—	—
Total senior debt(2)	273,017	257,847

(1) As of December 31, 2019, the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent (2018: 0 percent to 10 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

(2) Of which Skr 26 billion is linked to IBOR.

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

The outstanding volume of debt with remaining maturities of one year or less decreased during 2019. At December 31, 2019, outstanding debt with remaining maturities of one year or less amounted to Skr 82 billion, compared with Skr 75 billion at December 31, 2018.

Contractual Commitments

For maturity analysis of SEK’s financial assets and liabilities as of December 31, 2019, see the table entitled “Contractual Flows” in Note 26 to the Consolidated Financial Statements.

C.         Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Some significant factors for 2019 are presented below:

•            Despite favorable access to other financing solutions, demand for SEK’s financing offerings is healthy.

•            During the year, SEK continued its efforts to reach new clients and to broaden its business with existing clients. Solicitation of new clients has been successful and SEK has concluded deals with new clients including large companies and medium-sized companies.

•            During 2019, SEK worked together with other export promotion agencies on the Swedish government’s Team Sweden initiative. SEK also worked with other government export promotion agencies to improve the communication with companies, especially in providing information on the Swedish export credit system.

•            During the year, credits were granted to three larger international projects where SEK conducted separate sustainability reviews in line with international guidelines for export credits. In 2019, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 3.1 billion (2018: Skr 2.0 billion). In 2019, we began measuring our target by the number of new green loans and not by the total volume. In 2019, there were nine new green loans, which was below the target of 10 new green loans.

•            In collaboration with clients and business partners, SEK has continued to clarify its commitment to anti-corruption in conjunction with export credits.

For additional information on the trends affecting SEK and the risks it faces, see the discussions under “Business Volume” above and the “Risk Factors” in Item 3.

D.         Certain Off-Balance Sheet Arrangements

In 2019, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR-system and is intended as a reserve when funding markets are not available to SEK. In December 2019, the Swedish Parliament confirmed that the credit facility will continue to be available in 2020 in an amount up to Skr 125 billion.

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

A.                         Directors and senior management

Board of Directors and Executive Officers
Name	Age[1]	Position[1]
Lars Linder-Aronson	66	Chairman of the Board and Director
Cecilia Ardström	54	Director
Anna Brandt	58	Director
Reinhold Geijer	66	Director
Hanna Lagercrantz[1]	49	Director
Hans Larsson	58	Director
Eva Nilsagård	55	Director
Ulla Nilsson	72	Director
Catrin Fransson	57	Chief Executive Officer
Per Åkerlind	57	Executive Vice President and Head of Strategic Partnerships and Relations
Karl Johan Bernerfalk	47	General Counsel
Andreas Ericson	43	Head of Mid Corporates
Stefan Friberg	51	Chief Financial Officer
Theresa Hamilton Burman	57	Chief Credit Officer
Jens Hedar	45	Head of Large Corporates
Petra Könberg	50	Head of Marketing and Communications
Sirpa Rusanen	55	Head of HR
Susanna Rystedt	55	Head of Business Development, Business Support and Transformation
Peter Svensén[2]	45	Chief Risk Officer
Madeleine Widaeus	49	Chief Information Officer

(1) As of March 28, 2019

(2) As of October 28, 2019

A1.                                                                    The Board

Mr. Linder-Aronson was appointed director in May 2011. He is currently Chairman of the board of directors at Nordisk Renting AB and Ursvik Entré AB. He serves as a director of Facility Labs AB, Morco Förvaltning AB and Bright Group Oy. He has previously served as Managing Director at Enskilda Securities AB and Deputy Managing Director at Skandinaviska Enskilda Banken AB.

Ms. Ardström was appointed director in May 2011. She is currently CFO at Corpia Group AB. She serves as a board member of Teracom AB, AMF Fonder AB and Guldsillen AB. She has previously served as a board member of Stockholms Stads Brandförsäkringskontor AB and as CFO and Head of Asset Management at Länsförsäkringar AB, Head of Treasury at Tele2 Group and Head of Asset Management and Chief Information Officer (“CIO”) of Folksam Group.

Ms. Brandt was appointed director in November 2017. She is currently ambassador and permanent representative of Sweden to the OECD and Unesco in Paris. She has previously served as Executive Director and board member of the World Bank, European Bank for Reconstruction and Development (EBRD), and European Investment Bank (EIB), ambassador for Agenda 2030 at the Ministry for Foreign Affairs and Sweden’s ambassador to Nairobi, Kenya and to Dublin, Irland.

Mr. Geijer was appointed director in March 2017. He is currently Chairman of the board of directors at BTS Group AB and a board member of Edsbyn Senab AB, Eterna Invest AB, Zacco A/S and Livförsäkringsaktiebolaget Skandia. He has previously served as CEO at The Royal Bank of Scotland, Nordic Branch, CEO at Nordisk Renting AB, Executive Vice President at Telia AB and CEO at Swedbank. He has also previously worked in Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, USA.

Ms. Lagercrantz was appointed director in March 2019. She is currently Senior Investment director at Ministry of Enterprise and Innovation at the Government Offices of Sweden. She is currently also a board member of Almi Företagspartner AB and Research Institutes of Sweden (RISE) AB. She has previously served as board member of LKAB, SBAB, SOS Alarm AB, Swedish Space Corporation (SSC), Svenska Skeppshypotek, Swedfund International AB and AO Dom Shvetsii.  She has previously worked as an equity analyst at Skandinaviska Enskilda Banken AB, and as a corporate finance executive with UBS AG and S.G. Warburg.

Mr. Larsson was appointed director in March 2017. He is currently CEO at Linderyd Advisory AB and Lunda Advisory AB. He serves as Chairman of the board of directors at Linderyd Advisory AB and Advisory AB. He is currently a board member of Nordnet Bank AB, Nordnet AB and Intrum Justitia AB. He has previously served as Head of Group Strategy & Business Development at SEB, Executive Vice President and Chief of Staff at Lindorff Group and a board member of Nordax AB and Nordax Bank AB.

Ms. Nilsagård was appointed director in April 2018. She is currently CEO at Nilsagård consulting. She serves as board member in AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB  and Irras AB. She has previously served as CFO at Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta and held other senior positions within finance and business development in Volvo, AstraZeneca Group and SKF.

Ms. Nilsson was appointed director in July 2011. She is currently Honorary Vice President to the Swedish Chamber of Commerce to the United Kingdom. She has served as CEO for the Swedish Chamber of Commerce to UK, Skandinaviska Enskilda Banken AB, Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Trading & Capital Markets in Singapore, Head of Treasury in Luxemburg and Skånska Banken.

A2.                                                                    Management — Executive Officers

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

Mr. Åkerlind has been Executive Vice President, Strategic Partnerships and Relationships since January 2019. He has previously worked as Executive Vice President and Head of Treasury & Capital Management since 2015. Prior to that he served as Chief Operating Officer since January 2011. Prior to that he was CFO and Head of Capital Markets since June 2002. Prior to that he served as Treasurer and Head of Debt Capital Markets beginning in 1997. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

Mr. Bernerfalk has been General Counsel since 2015. Previously he was Head of Legal Lending since 2007. Prior to that he served as legal counsel of SBAB and served as legal counsel with leading Swedish law firms.

Mr. Ericson has been Head of Mid Corporates since 2018. Previously he was Senior Director, Head of Mid Corporates since 2015. Prior to that he held a position as Director within Debt Capital Markets. Prior to that he served as Senior Underwriter at EKN and before that he held various positions within Export Finance, Securities etc. at SEB.

Mr. Friberg has been CFO since January 2019. He had previously worked as Executive Director, Chief Risk Officer (“CRO”) since May 2015. Previously he held the position as Head of Market Risk control from 2008 and as Head Group Risk Control from 2013 at Skandinaviska Enskilda Banken (“SEB”). Prior to that he served as Head of Credit Portfolio Management at SEB from 2006. Prior to that he held various positions in trading within SEB and Nordea, primarily in derivatives trading, since 1996.

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

Mr. Hedar has been Head of Large Corporates since 2018. Previously he held several positions within SEK since 2007, such as Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

Ms. Könberg has been Head of Marketing & Business Development since April 2017. Prior to that she served as Head of Internal Communications (2016-2017) and Head of Consumer Communications (2014-2016) at Telia. Before that she served as Head of Communications, Group Products at Swedbank (2013-2014) and prior to that she served in other capacities at Swedbank.

Ms. Rusanen has been Chief Human Resources Officer since 2005. Prior to that, she served as Human Resource Manager at Ericsson, beginning in 1997.

Ms. Rystedt has been Head of Business Development, Business Support and Transformation since January 2019.  She had previously worked as Chief Administrative Officer since March 2009. Prior to that, she served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 to 2005, she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Mr. Svensén has been CRO since October 2019. Prior to his employment at SEK, he served as CRO at SBAB for seven years. Prior to SBAB, he worked as a consultant at Oliver Wyman.

Ms. Widaeus has been CIO, Head of IT, since February 2018. Prior to her employment at SEK, she served as CIO at Bankgirot for three years. Prior to that, she worked for fourteen years at Swedbank in different roles.

B.                                                                           Compensation of Directors and Officers

Remuneration, Skr mn	2019	2018	2017
Aggregate remuneration of all directors and executive officers as a group(1)	30.4	27.9	27.1
Chairman of the Board	0.6	0.6	0.7
Each director(2)	0.0-0.3	0.0-0.4	0.0-0.3
CEO Catrin Fransson(3)	5.0	4.8	4.7
Other executive officers of the Parent Company(4)	23.3	21.0	20.2
Pension plan with an insurance company on behalf of all executive officers	8.1	7.7	7.1

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

C.                                                                           Board Practices

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

The Board’s work follows the rules of procedure and the Board’s annual plan, which are adopted each year at the statutory Board meeting. The Board met on 12 occasions in 2019. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

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

SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the EBA. SEK’s assessment of potential new Board members is based on the owner (the Swedish State) having identified the candidate in question according to a job specification. The owner (the Swedish State) is informed of the outcome following SEK’s assessment. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Swedish Corporate Governance Code.

The 2019 Annual General Meeting elected Öhrlings Pricewaterhouse Coopers AB as auditor of the company, with auditor authorized public accountant Peter Nyllinge as principal auditor and authorized public accountant Anneli Granqvist as co-signing auditor.

Policy documents

In 2019, SEK’s Board and committees adopted the following policies and instructions:

Document

The Board’s rules of procedure

Code of Conduct

Sustainable Business Policy

Risk Policy

Credit Policy

Instruction for the CEO

Instruction for the Chief Risk Officer, CRO

Instruction for the Internal Audit function

Instruction for the Compliance function

Limits for market risk

Limits for liquidity risk

HR policy

Financing arid liquidity strategy

Credit Instruction

Audit instruction

Board’s work during the year

In 2019, the Board has closely monitored the internal organizational development efforts that are intended to further improve SEK’s ability to realize its mission. The Board has also followed up on the Company’s adaptation of its operations to various regulations and market changes. This includes the issues pertaining to the minimum requirement for own funds and eligible liabilities (MREL) and its implementation. The Board has also examined strategical issues such as SEK’s brand.

The Board held its annual strategy meeting in June 2019. This meeting focused on how the Company can create even greater advantages for the export industry. Ann Linde, who was then Minister for Foreign Trade and now sits as Minister for Foreign Affairs, participated and spoke about Sweden’s export strategy and the role of SEK.

In November 2019, the annual Board trip was made to visit clients and business partners. This year, the Board visited Sweden’s southernmost region, Skåne. In Skåne, the Board visited five of SEK’s clients, who gave presentations of the respective companies and their products. Tours of factories and premises were also conducted.

In addition to the scheduled meetings in 2019, the Board participated in targeted training activities on six occasions. The training activities have covered: measures to be taken to combat money laundering and financing of terrorism, exports for sustainable development, cybersecurity, HR issues, credit granting and OECD regulations.

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

Evaluation of the work of the Board and the CEO

A separate assessment of the work of the Board and CEO is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Board’s Chairman, to the Swedish State. An evaluation is also performed by the Swedish State in conjunction with the nomination of directors. The evaluation for 2019 was conducted with particular focus on the assessment that is to be made of the Board’s suitability as a group in accordance with the regulations issued by the EBA.

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

Finance and Risk Committee

Cecilia Ardström (Chairman), Hans Larsson, Lars Linder-Aronson and Ulla Nilsson

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

Remuneration Committee

Lars Linder-Aronson (Chairman), Reinhold Geijer, Hanna Lagercrantz and Eva Nilsagård.

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

Audit Committee

Cecilia Ardström (Chairman), Lars Linder-Aronson, Hanna Lagercrantz and Eva Nilsagård.

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

•                  Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2019

	Total	Board of Directors	Remuneration Committee	Finance and Risk Committee	Credit Committee	Audit Committee
Number of meetings	50	12	5	9	17	7
Lars Linder-Aronson	48	12	5	8	17	6
Cecilia Ardströrm	28	12	0	9	0	7
Anna Brandt	29	12	0	0	17	0
Reinhold Geijer	33	12	5	0	16	0
Hanna Lagercrantz(1)	18	9	3	0	0	6
Hans Larsson	21	12	0	9	0	0
Eva Nilsagård(2)	20	10	3	0	0	7
Ulla Nilsson	38	12	0	9	17	0
Hélène Westholm(3)	2	1	0	0	0	1

(1)         Hanna Lagercrantz was elected as a member of the Board, the Remuneration Committee and the Audit Committee on March 28, 2019, and was co-opted from January 31, 2019.

(2)         Eva Nilsagård was elected as a member of the Remuneration Committee on March 28, 2019.

(3)         Hélène Westholm stepped down from the Board, the Remuneration Committee and the Audit Committe on January 31, 2019.

D.                                                                           Employee Relations

	2019	2018	2017
Average employees	241	243	252
of which female	120	117	121
of which male	121	126	131

Employees at year-end	244	238	250

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

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          Major Shareholders

As of December 31, 2019, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

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

B.                          Transactions with related parties

SEK defines related parties for the Consolidated Group as:

• the shareholder, i.e. the Swedish State

• companies and organizations that are controlled through a common owner, the Swedish State

• key management personnel

• other related parties

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the EKN, 38 percent of the Group’s outstanding loans as of December 31, 2019, were guaranteed by the State (year-end 2018: 40 percent). SEK administers for compensation the CIRR-system. See Note 1(d) and Note 25 to the Consolidated Financial Statements.

In order to further enhance the ability of SEK to promote the Swedish export industry, on February 5, 2009, the State decided to provide SEK with access to a credit facility via the Swedish National Debt Office, an action that was approved by the Swedish Parliament and has been renewed for subsequent terms since then. In December 2014, the credit facility was extended for 2015 in an amount of Skr 80 billion and was only available for loans covered by the CIRR-system. The Swedish Parliament also decided not to extend the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2015, the credit facility was extended for 2016, though the facility amount was changed to Skr 125 billion. Since then the same facility amount has been extended to SEK each year for one year at a time. SEK has never utilized the credit facility or its previous ability to purchase state guarantees.

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

	In relation to the respective years
	2019		2018		2017
Dividend	Skr	308 mn	Skr	194 mn	Skr	232 mn
-of which per share	Skr	77.23	Skr	48.70	Skr	58.05

For additional details regarding equity, see the Consolidated Statement of Equity.

B.                          Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2019.

ITEM 9. THE OFFER AND LISTING

A.                          Nature of Trading Market

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of SEK’s U.S. medium term notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.

As of December 31,
2019(1)
Notes listed on European exchanges of which:
-Listed on Euronext Dublin	1.75% Global Notes due May 18, 2020
1.875% Global Notes due June 23, 2020,
1.750% Global Notes due August 28, 2020
2.750% Global Notes due October 7, 2020
Floating Rate Global Notes due December 14, 2020
1.750% Global Notes due March 10, 2021
2.375% Global Notes due April 9, 2021
2.875% Global Notes due May 22, 2021
1.625% Global Notes due September 12, 2021
3.125% Global Notes due November 8, 2021
2.375% Global Notes due March 9, 2022
2.000% Global Notes due August 30, 2022
1.625% Global Notes due November 14, 2022 and
2.875% Global Notes due March 14, 2023

(1) 1.750% Global Notes due December 12, 2023 were listed after December 31, 2019.

Other issuances of SEK’s Medium Term Notes are traded in the over-the-counter market.

ITEM 10. ADDITIONAL INFORMATION

A.                          The Share Capital

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

B.                          Memorandum and Articles of Association

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

C.                                    Material Contracts

The Parent Company is a party to certain material contracts, as defined in the Instructions to Item 10.C of Form 20-F. Such contracts are either filed with this annual report or incorporated by reference herein. Please see Item 19 herein.

D.                                    Exchange Controls and Other Limitations Affecting Security Holders

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

E.                          Swedish Taxation

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

F.                                     Documents on Display

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

All information about Quantitative and Qualitative Disclosures about Market Risks are included in Note 26 and Note 29 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Please see Exhibit 2.10 to this annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.                          Disclosure Controls and Procedures

Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a—15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2019. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2019.

B.                          Management’s Report on Internal Control over Financial Reporting

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

Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2019, based on criteria set forth in “Internal Control — Integrated Framework”

issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2019, SEK’s internal control over financial reporting was effective based on these criteria.

C.                          Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer”, this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.                          Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Cecilia Ardström (Chairman), Lars Linder-Aronson, Eva Nilsagård and Hanna Lagercrantz (as of March 28, 2019), has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. Hanna Lagercrantz was identified to act as Hélèn Westholms replacement effective January 28, 2019 until her election to the Board on March 28, 2019. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16B. CODE OF ETHICS

The Group has ethical guidelines (the “Code of Conduct”) in place that apply to all employees including all executive officers. The guidelines are consistent with, and also in some respects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2019 and 2018, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2019	2018
Öhrlings PricewaterhouseCoopers AB

Audit fees(1)	10	8
Audit related fees(2)	0	0
Tax related fees(3)	0	—
Other fees(4)	2	2
Total	12	10

(1) Fees related to audit of annual financial statements and reviews of interim financial statements.

(2) Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under “Audit fees”.

(3) Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

(4) Fees for products and services rendered by the principal independent auditors, other than the services reported in “Audit fees”, “Audit related fees” and “Other fees” above.

In the financial statements remuneration to auditors is mainly included in Other administrative expenses. No additional fees have been billed by the principal auditors.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board as a whole comprised the Parent Company’s audit committee for the purposes of Rule 10A-3 under the Exchange Act. In January 2008, the Board established a separate Audit Committee, which currently has four directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices—Committees—Audit Committee.” Each of the members of the Board, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole owner, the Swedish State is an affiliate of the Parent Company. However, no member of the Board is an Executive Officer of the Parent Company. Thus, although no member of the Board or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1)(ii)(B) under the Exchange Act, the Parent Company relies, as to each member of the Board and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E). The Parent Company does not believe that its reliance on the above exemption materially adversely affects the ability of the Audit Committee to act independently and to satisfy its duties.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a result of the listing of certain of its debt securities on NYSE ARCA, SEK is subject to Rule 10A-3 under the Exchange Act. Rule 10A-3, with which SEK complies fully, sets out certain requirements with respect to the independence of audit committee members and with respect to audit committees’ duties, powers and responsibilities. Rule 10A-3 contains certain exemptions for foreign issuers, however, and SEK avails itself of certain of these exemptions. In particular: (i) as noted in Item 16D above, it relies on Section (b)(1)(iv)(E) of Rule 10A-3 (applicable to audit committee members that are representatives or designees of a foreign government, which all of SEK’s audit committee members are) to satisfy the independence requirement set forth in Section (b)(1)(ii)(B) of Rule 10A-3; and (ii) it relies on the “Instructions” accompanying the Rule, which provide that, to the extent that a foreign issuer’s home-country legal requirements conflict with the prescriptions of the Rule concerning the duties, powers or responsibilities of audit committees (i.e., due to the assignment of such duties, powers or responsibilities to another corporate body under local law), it is sufficient to allocate to the audit committee advisory powers, or powers and/or responsibilities concerning the making of proposals to the relevant decision-making body. Regarding the foregoing, Section (b) (2) of Rule 10A-3 states that an issuer’s audit committee should be directly responsible for the appointment, compensation, retention and oversight of external auditors. Under Swedish law, these powers are reserved to the Parent Company’s shareholder. Thus, the charter for SEK’s audit committee gives the committee an advisory role (to the shareholder) with respect to the aforesaid (but does not make the committee directly responsible).

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

2.1             Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (No. 001-08382) dated September 30, 1991 and incorporated herein by reference).†

2.2             First Supplemental Indenture dated as of June 2, 2004 between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(b) to the Company’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006 and incorporated herein by reference).

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

2.6             Fiscal Agency Agreement dated April 1, 2019 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.*

2.7             Deed of Covenant dated April 1, 2019 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Program for the Continuous Issuance of Debt Instruments.*

2.8             ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

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

2.10      Description of each class of securities registered under Section 12 of the Exchange Act.*

12.1      Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act.*

13.1      Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1      Consent of Independent Registered Public Accounting Firm.*

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

* Exhibits filed herewith.

† This was a paper filing, and is not available on the SEC website.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 24, 2020

We have served as the Company’s auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2019	2018	2017
Interest income calculated using effective interest method		5,187	4,390	3,276
Other interest income		896	763	620
Interest expenses		-4,366	-3,711	-2,213
Net interest income	2	1,717	1,442	1,683
Net fee and commission expense	3	-33	-32	-28
Net results of financial transactions	4	226	19	-102
Other operating income		—	-2	—
Total operating income		1,910	1,427	1,553
Personnel expenses	5	-333	-311	-320
Other administrative expenses	6	-206	-231	-232
Depreciation and impairment of non-financial assets	7	-57	-40	-45
Total operating expenses		-596	-582	-597
Operating profit before credit losses		1,314	845	956
Net credit losses	9	-10	7	51
Operating profit		1,304	852	1,007
Tax expenses	10	-277	-204	-235
Net profit(1)		1,027	648	772
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		—	—	-33
Derivatives in cash-flow hedges		-8	-25	-91
Tax on items to be reclassified to profit or loss	10	2	6	27
Net items to be reclassified to profit or loss		-6	-19	-97
Items not to be reclassified to profit or loss
Own credit risk		24	374	—
Revaluation of defined benefit plans		-4	-48	-4
Tax on items not to be reclassified to profit or loss	10	-4	-72	1
Net items not to be reclassified to profit or loss		16	254	-3
Total other comprehensive income		10	235	-100
Total comprehensive income(1)		1,037	883	672

Skr	2019	2018	2017
Basic and diluted earnings per share(2)	257	162	193

(1)                                 The entire profit is attributable to the shareholder of the Parent Company.

(2)                                 The average number of shares in 2019 amounted to 3,990,000 (2018: 3,990,000)

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	11, 12	1,362	2,416
Treasuries/government bonds	11, 12	8,344	11,117
Other interest-bearing securities except loans	11, 12	53,906	48,665
Loans in the form of interest-bearing securities	11, 12	43,627	36,781
Loans to credit institutions	9, 11, 12	27,010	27,725
Loans to the public	8, 9, 11, 12	163,848	161,094
Derivatives	12, 14	6,968	6,529
Tangible and intangible assets	7	134	69
Other assets	16	9,334	4,980
Prepaid expenses and accrued revenues	17	2,747	2,657
Deferred tax assets	10	16	—
Total assets		317,296	302,033
Liabilities and equity
Borrowing from credit institutions	12, 18	3,678	2,247
Debt securities issued	12, 18	269,339	255,600
Derivatives	12, 14	20,056	21,934
Other liabilities	19	2,466	1,069
Accrued expenses and prepaid revenues	20	2,582	2,583
Deferred tax liabilities	10	—	276
Provisions	5, 21	93	85
Total liabilities		298,214	283,794
Share capital		3,990	3,990
Reserves		-143	-153
Retained earnings		15,235	14,402
Total equity	22	19,082	18,239
Total liabilities and equity		317,296	302,033

Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity Jan 1, 2017	17,136	3,990	96	35		-1	13,016
Net profit for the year	772						772
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-33			-33
Derivatives in cash-flow hedges	-91		-91
Tax on items to be reclassified to profit or loss	27		20	7
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-4					-4
Tax on items not to be reclassified to profit or loss	1					1
Total other comprehensive income	-100		-71	-26		-3
Total comprehensive income	672		-71	-26		-3	772
Dividend	-234						-234
Closing balance of equity 2017(1),(2)	17,574	3,990	25	9		-4	13,554

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Effects of the implementation of IFRS 9(2)	14			-9	-409		432
Adjusted opening balance of equity Jan 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit for the year	648						648
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	-25		-25
Tax on items to be reclassified to profit or loss	6		6
Items not to be reclassified to profit or loss
Own credit risk	374				374
Revaluation of defined benefit plans	-48					-48
Tax on items not to be reclassified to profit or loss	-72				-82	10
Total other comprehensive income	235		-19		292	-38
Total comprehensive income	883		-19		292	-38	648
Dividend	-232						-232
Closing balance of equity 2018(1),(2)	18,239	3,990	6	—	-117	-42	14,402
Opening balance of equity Jan 1, 2019	18,239	3,990	6	—	-117	-42	14,402
Net profit for the year	1,027						1,027
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	-8		-8
Tax on items to be reclassified to profit or loss	2		2
Items not to be reclassified to profit or loss
Own credit risk	24				24
Revaluation of defined benefit plans	-4					-4
Tax on items not to be reclassified to profit or loss	-4				-5	1
Total other comprehensive income	10		-6		19	-3
Total comprehensive income	1,037		-6		19	-3	1,027
Dividend	-194						-194
Closing balance of equity 2019(1),(2)	19,082	3,990	—	—	-98	-45	15,235

(1)         The entire equity is attributable to the shareholder of the Parent Company.

(2)         See note 22.

Statement of Cash Flows in the Consolidated Group

Skr mn	2019	2018	2017
Operating activities
Operating profit(1)	1,304	852	1,007
Adjustments for non-cash items in operating profit
Provision for credit losses, net	10	-7	-51
Depreciation and impairment of non-financial assets	57	40	45
Exchange-rate differences	7	5	0
Unrealized changes in fair value	-185	-40	110
Other	-5	16	170
Total adjustments for non-cash items in operating profit	-116	14	274
Income tax paid	-529	-366	-365
Increase (-)/decrease (+) in lending	-2,540	-9,016	3,394
Increase (-)/decrease (+) in bonds and securities held	-889	-13,782	6,738
Other changes in assets and liabilities — net	1,996	-1,347	-1,598
Cash flow from operating activities	-774	-23,645	9,450
Investing activities
Investments	-40	-21	-10
Cash flow from investing activities	-40	-21	-10
Financing activities
Senior debt	126,412	92,045	115,040
Repayments of debt	-112,190	-59,390	-86,266
Repurchase and early redemption of own long-term debt	-18,642	-7,553	-38,693
Change in subordinated debt	—	-2,322	—
Derivatives	4,049	1,830	-4,931
Payment of lease liability	-39	—	—
Dividend paid	-194	-232	-234
Cash flow from financing activities	-604	24,378	-15,084
Net cash flow for the period	-1,418	712	-5,644
Cash and cash equivalents at beginning of the year	2,416	1,231	7,054
Net cash flow for the period	-1,418	712	-5,644
Exchange-rate differences on cash and cash equivalents	364	473	-179
Cash and cash equivalents at end of year(2)	1,362	2,416	1,231
of which cash at banks	651	374	600
of which cash equivalents	711	2,042	631

(1)         Interest payments received and expenses paid

	2019	2018	2017
Interest payments received	9,057	4,586	3,965
Interest expenses paid	4,366	3,192	2,139

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

(n)      Earnings per share

(o)      Statement of cash flows

(p)        Critical accounting policies, assumptions and estimates

(q)        New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

(a) Reporting entity

AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is domiciled in Sweden. The address of the Company’s registered office is Klarabergsviadukten 61–63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2019 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”. During 2018, the winding-down of the subsidiary Venantius AB, including its wholly owned subsidiary VF Finans AB, was completed.

(b) Basis of presentation

(i) Statement of compliance

The consolidated accounts have been compiled in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), and the accounting regulations of the Swedish FSA (FFFS 2008:25), all of which have been complied with in preparing the Consolidated Financial Statements, of which these notes form a part. SEK also follows the Swedish Government’s general guidelines regarding external reporting in accordance with the State’s ownership policy and guidelines for state-owned companies. The information in these notes relates to both the Consolidated Group and the Parent Company, unless otherwise stated.

Certain additional disclosures required by applicable regulations or legislation are included in the notes.

The Consolidated Financial Statements and the Parent Company’s annual report were approved for issuance by SEK’s Board of Directors on February 20, 2020. The Group’s Statements of Comprehensive Income and Financial Position and the Parent Company’s Income Statement and Balance Sheet will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 26, 2020.

(ii) Basis of measurement

The Consolidated Financial Statements have been prepared on an amortized cost basis, subject to the following exceptions:

all derivatives are measured at fair value,

financial instruments — measured at fair value through profit or loss — are measured at fair value, and when applying hedge accounting at fair value, amortized cost is adjusted in the Consolidated Financial Statements based on the underlying hedged item, to reflect changes in fair value with regard to the hedged risk.

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

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2018 annual report, except for the changes described below. In addition to the changes below, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

(i) IFRS 16 Leasing

As of January 1, 2019, SEK began applying IFRS 16 Leases to the Consolidated Group and the Parent Company. The standard replaces IAS 17, and related interpretations with changes for lessees. The standard became applicable January 1, 2019. All leases with the exception of short-term and low-value leases are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. As a result, the straight-line operating lease expense is replaced by an expense for depreciation of the right-of-use lease assets and an interest expense on the lease liability. In the statement of cash flows, payments for the principal portion of the lease liability are presented within financing activities and payments for the interest portion are presented within operating activities.

Lessor accounting remains essentially unchanged. IFRS 16 has primarily affected SEK’s recognition of operational leases for rental premises, as the lease definition and lease criteria have not resulted in other agreements being regarded as leases as compared to IAS 17. SEK has also decided to apply the exceptions for short-term and low-value leases. The right-of-use asset is accounted for under Tangible and intangible assets and the leasing liability is accounted for under Other liabilities. The lease term is determined as the non-cancellable period of a lease, together with any extension or termination options when SEK is reasonably certain to exercise them. The future cash flows are discounted using SEK’s incremental borrowing rate. SEK applied the simplified approach during the transition to IFRS 16, and measured the right-of-use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease. Right-of-use assets, leasing liabilities, depreciation and interest expenses are not expected to have any material impact on SEK’s financial statements or capital adequacy or large exposure ratios. The table shows the transition effect of IFRS 16 reconciling the closing balances under IAS 17 as of December 31, 2018, with the opening balances under IFRS 16 as of January 1, 2019.

Transition effect from IFRS 16 on Consolidated Statement of Financial Position

Skr mn	Dec 31, 2018	Effect	Jan 1, 2019
Assets
Tangible and intangible assets	69	94	163
Total assets	302,033	94	302,127

Liabilities
Other liabilities	1,069	95	1,164
Accrued expenses and prepaid revenues	2,583	-1	2,582
Total liabilities	283,794	94	283,888

Reconciliation of lease commitments according to IAS 17 at December 31, 2018 to lease liabilities at January 1, 2019

Skr mn
Future minimum lease payments under non-callable leases at December 31, 2018(1)	-92
Discounting effect(2)	0
Increase in lease term	-2
Deduction for leases reclassified as low value leases	0
Other changes	-1
Lease liability at January 1, 2019	-95

(1)         According to IAS 17, see note 8.

(2)         The average incremental borrowing rate is 0.32%.

(ii) Changes in IFRS 9 and IFRS 7 - reform for new reference rates

SEK has elected early adoption of the amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform issued by IASB in September 2019 (IBOR reform). The amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief for hedge accounting requirements for hedging relationships directly affected by IBOR reform and allow hedge accounting to continue as before during the relief period. The reliefs that apply to SEK are 1) in assessing the economic relationship between the hedged item and the hedging instrument assume that the interest rate benchmark on which the hedged risk is based on is not altered by IBOR reform, and 2) the risk component only needs to be separately identifiable at initial recognition and not on an ongoing basis. The amendments becomes applicable at January 1, 2020, and must be applied retrospectively. The changes are not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

(iii) Changes in Swedish regulations

FFFS 2008:25 was amended to include new disclosure requirements related to capital requirements and own funds. The new disclosure requirements are included in note 25 Capital adequacy.

In addition, the Swedish Financial Reporting Board has amended the accounting recommendation for legal entities by issuing “RFR 2 Supplementary Accounting Rules for Legal Entities — January 2019”. SEK implemented those amendments on January 1, 2019 but they have not had any significant impact on SEK’s Financial Statements.

(d) Basis of consolidation

The Consolidated Financial Statements encompass the Parent Company and subsidiaries, meaning companies over which the Parent Company has control and that are impacted by the Company’s results. The Consolidated Financial Statements have been prepared using the purchase method. The Financial Statements of the subsidiary are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiary are consistent with Group policies. Intra-group transactions and balances, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements. Unless otherwise stated or when it is clear from the context, the information in these notes relates to the Consolidated Group and the Parent Company. Consolidation of SEK pursuant to the supervisory regulations does differ from the consolidation made in the Consolidated Financial Statements for 2019, as SEKETT AB is not a financial company and no consolidation of SEK pursuant to the supervisory regulation was made. Since no subsidiary is an institute pursuant to the CRR definition, no subsidiary is subject to the supervisory regulations on an individual basis. No current or anticipated material restrictions to prompt transfer of own funds or repayment of liabilities among the parent or its subsidiary have been identified.

(e) Segment reporting

Segments are identified based on internal reporting to the chief executive officer (“CEO”) who serves as the chief operating decision maker. SEK has one segment, lending, based partly on the Company’s assignment from the owner, which is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, and partly on how governance and earnings monitoring of the business are conducted. Accordingly, no segment reporting has been prepared. Disclosures regarding the geographic breakdown and revenue per product group are presented in note 2.

(f) Recognition of operating income

(i) Net interest income

Interest income and interest expense related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest income and interest expense are recognized on a gross basis, with the exception of interest income and interest expenses related to derivatives, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest income, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative interest rates on assets are recognized as interest expense and negative interest rates on liabilities are recognized as interest income. Interest income calculated using the effective interest method presented in SEK’s Financial Statements applies only to those assets that are subsequently measured at amortized cost and the interest for hedging instruments related to those assets as the effective interest method is a measurement technique whose purpose is to calculate amortized cost and allocate interest income over the relevant time period. This interest income and corresponding interest expense are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expense that is a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation. The effective interest rate is regarded as an integral part of the effective interest rate of a financial instrument (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. The item Other interest income covers interest income of financial assets at fair value through profit or loss and the administrative remuneration for the CIRR-system, as defined below. In addition to interest income and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee (formerly called the stability fund fee) and guarantee commissions that are comparable to interest.

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (the “CIRR-system”). SEK receives compensation from the Swedish government in the form of an administration fee, which is calculated based on the principal amount outstanding. SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s Statement of Comprehensive Income. The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s Statement of Comprehensive Income under net interest income.

All assets and liabilities related to the CIRR-system are respectively included in the Consolidated Statement of Financial Position since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized net under other assets.

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

(iii) Net results of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses on all financial instruments measured at fair value, except for the types of financial instruments for which the change is to be recognized in other comprehensive income. Gains and losses include gains and losses related to currency exchange effects, interest-rate changes, changes in basis-spreads and changes in the credit rating of the counterparty to the financial contract. The item also includes the hedge ineffectiveness, i.e., market value changes attributable to hedged risks and derivatives in fair-value hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from the repurchase of issued own debt, are recognized as they arise directly under net results of financial transactions.

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

(iv) Classification of financial assets and liabilities

Financial assets and liabilities are categorized in two categories for valuation purposes: amortized cost (“AMC”) and fair value through profit or loss (FVTPL).

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

Financial assets measured at fair value through profit or loss (FVTPL). Derivatives are measured at FVTPL. Interest-bearing securities included in SEK’s liquidity investments, consisting of the balance-sheet items Treasuries/government bonds and Other interest-bearing securities except loans, are measured at fair value (FVTPL) and, accordingly, they are included in a portfolio, where the business model entails measurement at fair value. Financial assets measured at fair value through profit or loss (FVTPL) are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions.

Financial liabilities measured at fair value through profit or loss (FVTPL).There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss (FVO) and financial liabilities mandatorily measured at fair value. Securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are measured at FVTPL. Financial liabilities measured at fair value through profit and loss are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions with the exception of gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with FVO. Such changes are recognized in the Reserve for changes in own credit risk under Other comprehensive income and are not reclassified to profit or loss.

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

(vi) Presentation of certain financial instruments

Derivatives. In the ordinary course of its business, SEK uses various types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate or other exposures. Derivatives are classified as financial assets or liabilities at fair value through profit or loss. Where SEK decides to categorize a financial liability at fair value through profit or loss (FVO), the purpose is to avoid the mismatch that would otherwise arise from the fact that the changes in the value of the derivative, measured at fair value, would not match the changes in value of the underlying liability, measured at amortized cost.

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

Leasing assets (SEK as a lessor). In the ordinary course of its business, SEK acquires leases that are classified as finance leases (as opposed to operating leases). When making such a classification, all aspects of the leasing contract, including third-party guarantees, are taken into account. Any lease payment that is received from a lessee is divided into two components for the purposes of measurement: one component constituting a repayment of the loan and the other component recognized as interest income.

Lease liability (SEK as a lessee). All leases, with the exception of short-term and low-value leases, are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. The leasing liability is accounted for under Other liabilities. The lease term is determined as the non-cancellable period of a lease, together with any extension or termination options when SEK is reasonably certain to exercise them. Reassessments of extensions and terminations options are made upon the occurrence of either a significant event or a significant change in circumstances that is within the control of SEK and will affect the assessment of whether it is reasonably certain to exercise the option. The lease term is revised if there is a change in the non-cancellable period of lease, for example, if an option not previously included in the lease term is exercised. The lease liability consists of the future cash flows, which are discounted using SEK’s incremental borrowing rate. SEK has also decided to apply the exceptions for short-term and low-value leases, for example office machinery, which are accounted for as leasing cost under other administrative expenses. SEK has elected not to separate non-lease components from lease components, and accounts for each lease component and any associated non-lease component, except for expenses for real estate tax and non-deductible value added tax, as a single lease.

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

the effect of credit risk does not dominate the value changes that result from that economic relationship; the hedge ratio of the hedging relationship is the same as that actually used in the economic hedge; and

the effects of the forthcoming reforms to reference rates, as this might have a different impact on the hedged item and the hedging instrument, see note 14 for further information.

Fair-value hedge accounting. Fair-value hedge accounting is used for transactions in which one or several derivatives are used to hedge the interest-rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair-value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair-value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest-rate risk). The hedged item may be a component of the financial asset or liability, i.e., comprises less than the entire fair value change for the financial asset or liability. That could be a component of the nominal amount or the tenor of the item. The hedging instrument may consist of one or several derivatives that exchange fixed interest for floating interest in the same currency (interest-rate derivatives) or one or several instruments that exchange fixed interest in one currency for floating interest in another currency (interest and currency derivatives), in which case the currency risk is a part of the fair value hedge.

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

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the hedge ratio of the hedging relationship must be adjusted (i.e., rebalances the hedge) so that it meets the qualifying criteria again. Hedge accounting is discontinued prospectively only when the hedging relationship (or a part of a hedging relationship) ceases to meet the qualifying criteria (after any rebalancing). This includes instances when the hedging instrument expires or is sold, terminated or exercised.

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

Significant models for the valuation of financial instruments must receive approval from the Board’s Finance and Risk Committee. Other models are approved by the chief financial officer (“CFO”). New models for valuation are reported to the Board’s Finance and Risk Committee annually, together with the applicable validation. The use of a valuation model demands a validation and thereafter an approval. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair-value adjustments and significant changes in fair values of level 3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

(ix) Determination of fair value of certain types of financial instruments

Derivatives. Derivatives are recognized at fair value, and fair value is calculated based on established valuation models or market prices. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to credit risk (own or counterparty) is based on publicly quoted prices on credit default swaps of the counterparty or SEK, if such prices are available.

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

(x) Impairment of financial assets

The impairment of exposures are based on expected credit losses (ECL). All assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment.

The model for calculating ECL is based on an exposure being at one of three different stages. Initially, all exposures were at stage 1. Stage 1 also includes exposures where the credit risk is no longer significantly higher and which have therefore been reclassified from stage 2. In stage 1, the ECL calculation should correspond to provisions based on expected credit losses for the forthcoming 12-month period (12mECL). Where the credit risk has increased significantly since initial recognition, the exposure is moved to stage 2. Stage 2 also includes exposures where the counterparty/exposure is no longer in default and which have therefore been reclassified from stage 3, as well as a smaller portion of exposures that lack an initial rating and where the rating is below BBB. In stage 2, the provision is based on expected credit losses over the remaining lending period of the asset (LTECL). If the exposure moves into default, it is moved to stage 3, where the ECL calculation continues to be based on LTECL. 12mECL comprises the part of LTECL that arises from expected credit losses based on the probability of default (PD) within 12 months of the reporting date. Both LTECL and 12mECL are calculated on an individual basis.

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

Default. If the exposure moves into default, it is moved to stage 3, where the ECL calculation continues to be based on LTECL. Default is a key concept to the calculation of ECL, since ongoing assessments are made of how likely an exposure is to enter default and of the amount SEK is expected to lose on the exposure should it default.

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

SEK’s method entails three scenarios being prepared for each PD curve: a base scenario, a downturn scenario, and an upturn scenario.

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

For existing facilities (accepted, undisbursed), two different credit conversion factors (CCFs) exist depending on when default occurs: (1) for default within one year, calculated using default data from GCD; and (2) for default after one year, calculated using internal default data. For binding offers regarding existing facilities, CCFs are based on historic internal data regarding the proportion of binding offers that are used. CCFs are used together with the preliminary repayment plan for both the utilized and unutilized portions of existing facilities to model the future exposure on default.

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

(i) Tangible assets

Items of tangible assets are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Tangible assets are depreciated using the straight-line method over their estimated useful lives. Average useful lives, depreciation methods and residual values are evaluated and tested annually. No depreciation is carried out from the time that an asset is classified as an asset held-for-sale. The right-of-use assets according to IFRS 16 Leases are accounted for as tangible assets when the underlying assets are tangible assets. SEK account or right-of-use assets for rental premises as tangible assets.

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

(l) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: the reserve for fair-value changes in respect of derivatives in cash-flow hedges (hedge reserve); the reserve for fair-value changes with respect to changes in SEK’s credit risk (own credit risk reserve) and the reserve for remeasurement in respect of defined-benefit pension plans (reserve for defined-benefit pension plans).

(m) Taxes

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the fiscal year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other temporary fiscal differences. Deferred tax is calculated with an expected tax rate of 21.4 percent (2018: 22.0 percent). Deferred tax is calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss, or through other comprehensive income. A temporary difference is the difference between the recognized and fiscal values of an asset or a liability.

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

SEK considers the judgments made related to the following critical accounting policies to be the most significant:

Functional currency of the Parent Company; and

That SEK should be regarded as an agent with respect to the CIRR- system.

Furthermore, SEK has identified the following key sources of estimation uncertainty when applying IFRS:

Fair value assessments of certain financial instruments; and

Provisions for expected credit losses.

(i) Functional currency of the Parent Company

SEK has established that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Under IFRS, both assets and liabilities are translated at closing exchange rates and the differences between historical book values and current values are recognized as currency exchange effects in the Statement of Comprehensive Income. These differences largely offset each other, causing the net result not to be a material amount in relation to total assets and liabilities in foreign currency. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency. See note 26 for information on SEK’s positions in foreign currency.

(ii) That SEK should be regarded as an agent with respect to the CIRR-system.

SEK has determined that the CIRR-system should be considered to be an assignment whereby SEK acts as an agent on behalf of the Swedish government rather than being the principal in the individual transactions. This assessment has been made based on a number of factors, such as: (i) although it does in form, SEK does not in substance bear the risks and benefits associated with ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the economic activities of the CIRR-system on a net basis in profit or loss, rather than the gross amounts collected, in accordance with the owner instruction from the State. If SEK were regarded as a principal with respect to the CIRR-system, all revenues and expenses in the CIRR- system would be regarded as revenues and expenses of SEK. However, the net effect on SEK’s operating profit would be unchanged. For information on the CIRR-system, refer to note 24.

(iii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives and issued debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. Refer to note 26 for further information about the impact on the value of financial assets and liabilities of a one percentage point movement in the market interest rate. Other valuation models or assumptions could produce different valuation results. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and thereafter an approval, in addition to approval of all models at least annually. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair-value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) are made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see note 13, for fair value changes related to credit risk.)

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

SEK uses derivative instruments to mitigate and reduce risks attributable to financial assets and liabilities. In order to mitigate counterparty risk, i.e., the form of credit risk generated from derivative transactions, SEK enters into such transactions only with counterparties with good credit ratings. Moreover, SEK endeavors to enter into ISDA Master Agreements with Credit Support Annexes (CSAs) with its counterparties. This means that the highest allowed risk level is established in advance, regardless of what changes in market value may occur.

Derivatives are measured at fair value with reference to listed market prices where available. If market prices are not available, valuation models are used instead. SEK uses a model to adjust the fair value of the net exposure for changes in SEK’s or the counterparty’s credit quality. The models use directly observable market parameters if such are available.

As of December 31, 2019, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recoded fair value are observable (level 2) amounted to Skr 32 billion (2018: Skr 64 billion) and Skr 31 billion (2018: Skr 32 billion) 11 percent and (2018: 22 percent) 10 percent (2018: 12 percent) of total financial assets and total financial liabilities respectively). Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 2 billion (2018: Skr 2 billion) and Skr 46 billion (2018: Skr 54 billion) 1 percent and (2018: 1 percent) 16 percent (2018: 19 percent) of total financial assets and total financial liabilities respectively). The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2019, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3-instruments amounted to Skr -172 million (2018: Skr -243 million) and Skr 175 million (2018: Skr 242 million) respectively. Refer to note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iv) Provisions for expected credit losses

Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgement. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2019 if the definition of significant increase in credit risk had been one less step of deterioration the impairments would have been Skr 23 million higher (2018: Skr 29 million), and if the definition had been one more step of deterioration the impairments would have been Skr 1 million lower (2018: Skr 1 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2019 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100% probability the impairments would have been Skr 11 million higher (2018: Skr 10 million) or Skr 16 million lower (2018: Skr 10 million), respectively. On December 31, 2019, SEK’s total lending including off-balance sheet exposures amounted to Skr 277 billion (2018: Skr 265 billion) and the related impairment reserve amounted to Skr 128 million (2018: Skr 139 million). If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2019 by an additional approximately Skr 13 million (2018: Skr 14 million) and equity at the same date by approximately Skr 10 million (2018: Skr 11 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

(q) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

IFRS or IFRS IC interpretations that are not yet applicable are not expected to have a material impact on SEK’s Financial Statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	2019	2018	2017
Interest income
Loans to credit institutions	2,005	1,475	789
Loans to the public	2,656	2,534	2,265
Loans in the form of interest-bearing securities	829	672	629
Interest-bearing securities excluding loans in the form of interest-bearing securities	686	523	458
Derivatives	-291	-210	-372
Administrative remuneration CIRR-system(1)	194	157	125
Other assets	4	2	2
Total interest income	6,083	5,153	3,896

Interest expenses
Interest expenses excl. resolution fee	-4,197	-3,445	-2,020
Resolution fee	-169	-266	-193
Total interest expenses	-4,366	-3,711	-2,213
Net interest income	1,717	1,442	1,683

Skr mn	2019	2018	2017
Interest income were related to:
Available-for-sale financial assets	—	—	426
Financial assets at fair value through profit or loss	700	574	253
Derivatives used for hedge accounting	-303	-261	-253
Financial assets at amortized cost	5,686	4,840	3,470
Total interest income	6,083	5,153	3,896

Interest expenses were related to:
Available-for-sale financial assets	—	—	-93
Financial liabilities at fair value through profit or loss	1,183	704	278
Financial assets measured at fair value through profit or loss - negative -interest on income	-72	-104	—
Financial assets measured at amortized cost — negative interest income	-9	-27	-37
Derivatives used for hedge accounting	-286	106	1,479
Financial liabilities at amortized cost	-5,182	-4,390	-3,840
Total interest expenses	-4,366	-3,711	-2,213
Net interest income	1,717	1,442	1,683

Interest income geographical areas

Skr mn	2019	2018	2017
Sweden	3,172	2,458	1,724
Europe except Sweden	927	932	723
Countries outside of Europe	1,984	1,763	1,449
Total interest income	6,083	5,153	3,896

Interest income per product group

Skr mn	2019	2018	2017
Lending to Swedish exporters	1,954	1,709	1,398
Lending to exporters’ customers(2)	1,510	1,452	1,251
Liquidity	2,619	1,992	1,247
Total interest income	6,083	5,153	3,896

(1)         Including administrative remuneration for concessionary loans by Skr 2 million (2018:Skr 2 million).

(2)         In interest income for Lending to exporters’ customers, Skr 192 million (2018: Skr 155 million) represent remuneration from the CIRR-system (see note 24).

Note 3. Net fee and commissions expense

Skr mn	2019	2018	2017
Fee and commissions earned were -related to(1):
Lending	1	5	3
Total	1	5	3

Commissions incurred were -related to(1):
Depot and bank fees	-8	-7	-6
Brokerage	-5	-4	-4
Other commissions incurred	-21	-26	-21
Total	-34	-37	-31
Net fee and commissions expense	-33	-32	-28

(1)         Skr -28 million (2018: Skr -28 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2019	2018	2017
Derecognition of financial instruments not measured at fair value through profit or loss:
Available-for-sale financial assets	—	—	-17
Financial assets at amortized cost	19	24	16
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	-5,590	7,315	-326
Mandatorily	5,710	-7,360	278
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	2,846	-192	-999
Net results of the hedged item	-2,761	235	946
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	2	-3	0
Total net results of financial -transactions	226	19	-102

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

Note 5. Personnel expenses

Skr mn	2019	2018	2017
Salaries and remuneration to the Board of Directors and the CEO	-7	-7	-7
Salaries and remuneration to Senior Executives	-23	-21	-20
Salaries and remuneration to other employees	-161	-158	-162
Pensions	-60	-52	-58
Social insurance	-63	-59	-61
Other personnel expenses	-19	-14	-12
Total personnel expenses	-333	-311	-320

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 23 million (2018: Skr 21 million). Of the remuneration to senior executives, Skr 23 million (2018: Skr 21 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 5 million (2018: Skr 5 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2019 Skr thousand	Fee, includes committee fee	-Fixed remuneration(1)	Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-603	—	—	—	-603
Other members of the Board of Directors:
Cecilia Ardström	-308	—	—	—	-308
Anna Brandt(4)	—	—	—	—	—
Reinhold Geijer	-275	—	—	—	-275
Hans Larsson	-249	—	—	—	-249
Eva Nilsagård	-277	—	—	—	-277
Ulla Nilsson	-298	—	—	—	-298
Hélène Westholm(4), resigned March 28, 2019	—	—	—	—	—
Hanna Lagercrantz(4), from March 28, 2019	—	—	—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(5)	—	-5,015	-25	-1,462	-6,502
Per Åkerlind, Head of Treasury and Capital Management and -Executive Vice President	—	-3,509	-30	-1,123	-4,662
Karl Johan Bernerfalk, General Counsel	—	-1,507	-23	-529	-2,059
Andreas Ericson, Head of Mid Corporates	—	-1,978	-28	-607	-2,613
Stefan Friberg, Chief Financial Officer (CFO)	—	-2,922	-27	-500	-3,449
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,353	-18	-508	-2,879
Jens Hedar, Head of Large Corporates	—	-2,224	-15	-649	-2,888
Petra Könberg, Head of Marketing & Business Development	—	-1,236	-33	-407	-1,676
Irina Slinko, acting Chief Risk Officer (CRO), resigned August 20, 2019	—	-1,159	-12	-365	-1,536
Anna-Lena Söderlund, acting Chief Risk Officer (CRO), from August 21, 2019, resigned October 27, 2019	—	-278	-6	-115	-399
Peter Svensén, Chief Risk Officer (CRO), from October 28, 2019	—	-471	-3	-80	-554
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,644	-42	-623	-2,309
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,484	-40	-759	-3,283
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,574	-16	-463	-2,053
Total	-2,010	-28,354	-318	-8,190	-38,872

(1)         Predetermined salary or other compensation such as holiday pay and allowances.

(2)         Other benefits consist of, for example, car allowances and subsistence benefits.

(3)         Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

(4)         Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.

(5)         The retirement age of the CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2018 Skr thousand	Fee, includes committee fee	Fixed remuneration(1)	Other benefits(2)	Pension fee(3)	Total
Chairman of the Board of Directors:
Lars Linder-Aronson(4)	-612	—	—	—	-612
Other members of the Board of Directors:
Cecilia Ardström(C)	-287	—	—	—	-287
Anna Brandt	—	—	—	—	—
Reinhold Geijer(4)	-269	—	—	—	-269
Hans Larsson(4)	-250	—	—	—	-250
Eva Nilsagård. from April 24, 2018	-182	—	—	—	-182
Susanne Lithander, resigned April 24, 2018	-74	—	—	—	-74
Lotta Mellström, resigned April 24, 2018(5)	—	—	—	—	—
Ulla Nilsson	-287	—	—	—	-287
Hélène Westholm, from April 24, 2018	—	—	—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)(6)	—	-4,743	-88	-1,418	-6,249
Per Åkerlind, Head of Treasury and Capital Management and -Executive Vice President	—	-3,339	-85	-1,307	-4,731
Karl Johan Bernerfalk, General Counsel	—	-1,414	-33	-505	-1,952
Andreas Ericson, Head of Mid Corporates, from October 15, 2018	—	-410	-6	-146	-562
Stefan Friberg, Chief Risk Officer (CRO)	—	-2,930	-25	-483	-3,438
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,326	-16	-493	-2,835
Jens Hedar, Head of Large Corporates, from October 15, 2018	—	-461	-5	-157	-623
Johan Henningsson, Head of Sustainability	—	-1,261	-27	-466	-1,754
Petra Könberg, Head of Marketing & Business Development	—	-1,143	-28	-384	-1,555
Jane Lundgren Ericsson, Head of Lending, resigned October 12, 2018	—	-1,943	-75	-610	-2,628
Ingela Nachtweij, acting Chief Information Officer (CIO), resigned January 31, 2018	—	-128	-2	-36	-166
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,471	-106	-556	-2,133
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,255	-108	-733	-3,096
Madeleine Widaeus, IT-chief, from February 1, 2018	—	-1,360	-11	-405	-1,776
Total	-1,961	-25,184	-615	-7,699	-35,459

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

(5)         Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.

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

Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration structures in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management apply to SEK. Moreover, SEK applies the government’s guidelines on terms of employment for senior executives at state-owned companies. In accordance with these regulations, SEK’s Board has prepared a proposal for a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2019 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies, and should be reasonable. Remuneration to senior executives consists of fixed salary, pension and other benefits. Pension terms for senior executives should be in the form of defined contribution plans.

SEK’s remuneration system is designed to promote sound and effective risk management and restrict excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee has met five times in 2019.

The company has only one variable remuneration system, individual variable compensation (“IRE”). Within this system, permanent staff that have customer or business responsibility, but are not members of senior management, are offered the opportunity to receive individual variable remuneration. IRE has been around since 2017 and should be evaluated on an ongoing basis. The result of the evaluations shall be reported to the Remuneration Committee

The IRE system is discretionary in nature, in that all outcomes are subject to deferred payment and the Board takes all decisions regarding results and payments. Before an individual receives any IRE payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IRE outcome. The outcome at the Company level is conditional on the actual return, following any applicable adjustment for the impact of non-operational items and increases in the Company’s total risk assumption compared with the target risk assumption exceeding a predetermined target. Of the profit that corresponds to any excess return, a percentage accrues to the IRE at the Company level. The outcome at the Company level is capped at a maximum of two months’ salary, calculated on the basis of all Company employees entitled to IRE. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of two months’ salary, calculated on the basis of all department’s employees entitled to IRE. The final test is at the Individual level. This test assesses the behavior and performance of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of 1.5 times the amount at the Department level. Accordingly, the maximum outcome for any individual is three months’ salary. The total outcome for all employees encompassed by IRE in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IRE paid, which also carries pension entitlements.

SEK’s remuneration policy is designed in such a way that the Company may decide that remuneration that is subject to deferred disbursement may be withheld, in part or full, if it subsequently transpires that the performance criteria have not been fulfilled or if the employee has breached certain internal rules. The same applies if disbursement would not be justifiable by the Company’s financial situation. Moreover, the outcome may also be adjusted if credit losses, or recoveries of credit losses, have occurred after the relevant income year, but are deemed to be attributable to that year.

For all employees encompassed by IRE, the disbursement plan states that 40 percent of the outcome will be disbursed in April in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in April in each of the three subsequent years.

As part of its strategic analysis and planning, the Company undertakes an annual process for internal capital and liquidity assessment. As part of this assessment, an analysis is conducted with the aim of identifying employees, whose work duties have a material impact on SEK’s risk profile, including risks related to the Company’s remuneration policy and remuneration system. The outcome of this analysis is taken into account when designing the remuneration systems in order to promote sound and efficient risk management and to restrict excessive risk-taking. No employees receive remuneration of EUR 1 million or more per fiscal year. No new agreements containing variable remunerations have been established during the year.

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

Per Åkerlind has a notice period of six months should termination be initiated by SEK and is entitled to severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment. For other senior executives, the notice period upon termination initiated by SEK follows collective agreements. Upon resignation by the employee, the notice period is three or six months.

Pensions

The employees at SEK have a collectively bargained pension plan through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance companies SPP and SEB.

The total pension cost for defined benefit and defined contribution obligations are shown below

Skr mn	2019	2018	2017
Service cost	-6	-4	-5
Regulation of pension obligations	0	5	—
Interest cost, net	-2	-1	-1
Pension cost for defined benefit pensions, incl. payroll tax	-8	0	-6
Pension cost for defined contribution pension cost incl. payroll tax	-52	-52	-52
Pension cost recognized in personnel costs	-60	-52	-58

Actuarial gains and (losses) on defined benefit obligation during period	-16	-48	-7
Return above expected return, gains and (losses) on plan assets	12	0	3
Change in the effect of the asset ceiling excluding interest	—	—	—
Revaluation of defined benefit plans	-4	-48	-4

Net value of defined benefit pension obligations

Skr mn	2019	2018	2017
Defined benefit obligations	272	253	263
Plan assets	-189	-173	-223
Restriction to net defined benefit asset due to the asset ceiling	0	0	0
Provision for pensions, net obligation(1)	83	80	40

(1)         See note 21.

Development of defined benefit obligations

Skr mn	2019	2018	2017
Defined benefit obligation, opening balance	253	263	254
Service cost	6	4	5
Interest cost	5	6	7
Pension Payments incl. special payroll tax	-8	-9	-10
Other	0	-59	—
Actuarial (gains) and losses, effect due to changed demographic assumptions	—	—	—
Actuarial (gains) and losses, effect due to changed financial assumptions	25	46	9
Actuarial (gains) and losses, effect due to experience based outcome	-9	2	-2
Defined benefit obligation, closing balance	272	253	263

Development of plan assets related to defined benefit obligation

Skr mn	2019	2018	2017
Fair value of plan assets, opening balance	173	223	216
Expected return on plan assets	4	5	6
Contributions by the employer(1)	7	7	7
Benefits paid(2)	-7	-8	-8
Other(3)	0	-54	—
Return on plan assets excluding interest income	12	0	2
Fair value of plan assets, closing balance	189	173	223

(1)         Expected contribution from the employer in the following year is Skr 6 million (2018: Skr 6 million) excluding payroll tax.

(2)         Expected compensation paid in the following year is Skr 9 million (2018: Skr 8 million).

(3)         Regulation of pension obligations related to Venantius AB and its subsidiaries, which were liquidated in 2018.

Distribution of plan assets related to defined benefit obligation

Skr mn	2019	2018	2017
Domestic equity investments	4	3	4
Foreign equity investments	17	12	16
Domestic government bonds	49	43	63
Domestic corporate bonds	22	26	40
Mortgage bonds	49	49	76
Other Investments	25	19	—
Properties	23	21	24
Total	189	173	223

Principal actuarial assumptions used end of year

%	2019	2018	2017
Discount rate	1.7	2.1	2.5
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	2.0	1.6
Expected lifetime	DUS14	DUS14	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome		Positive outcome
Discount rate	-1%	0.7%	+1%	2.7%
Defined benefit obligation		351		215
Service cost		8		5
Interest cost		2		6

Expected lifetime	+1 year		-1 year
Defined benefit obligation		286		260
Service cost		6		6
Interest cost		5		4

Net reconciliation of pension liabilities

Skr mn	2019	2018	2017
Pension liabilities, opening balance	80	40	38
Net periodic pension cost	7	0	6
Contributions by the employer	-7	-7	-7
Net pension payments	-1	-1	-1
Revaluations recognized in other comprehensive income	4	48	4
Pension liabilities, closing balance	83	80	40

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2019 for defined benefit pensions amounts to Skr 8 million (2018: Skr 0 million).

As of December 31, 2019, the expected weighted average remaining service time for active employees was 14.89 years (2018: 16.66 years), the expected weighted average duration for the present value was 19.23 years (2018: 19.37 years) and the average salary for active employees was Skr 0.9 million (2018: Skr 0.8 million).

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

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees	2019	2018	2017
Women	120	117	121
Men	121	126	131
Total average number of employees	241	243	252

Number of employees at year-end	2019	2018	2017
Women	123	118	122
Men	121	120	128
Total number of employees(1)	244	238	250
of which full-time employees	236	230	243
Allocation of women/men	50/50	49/51	48/52
of which part-time employees	8	8	7
Allocation of women/men	75/25	75/25	86/14
of which permanent employees	243	236	246
Allocation of women/men	51/49	50/50	49/51
of which temporary employees	1	2	4
Allocation of women/men	0/100	50/50	50/50
of which managers	31	29	31
of which non-management	213	209	219

(1)         In addition to its employees, SEK had 66 consultants (FTEs) engaged at year-end 2019.

Employees by age distribution	2019	2018	2017
Total number of employees	244	238	250
of which under the age of 30 years	12	13	16
of which between 30 and 50 years	127	127	142
of which over 50 years	105	98	92

Employee turnover	2019	2018	2017
Number of employees who left employment	30	32	31
of which women	16	12	12
of which men	14	20	19
of which under the age of 30 years	2	3	4
of which between 30 and 50 years	22	20	20
of which over 50 years	6	9	7

Health, %	2019	2018	2017
Absence due to sickness	2.5	3.1	3.3
Percentage of employees that use SEK’s fitness allowance	89	91	92

Equality and diversity	2019	2018	2017
Allocation of women/men on the Board of Directors	62/38	62/38	60/40
Allocation of women/men in SEK’s executive management	50/50	50/50	64/36
Allocation of women/men in-management positions	42/58	41/59	42/58
Allocation of women/men at SEK in total	50/50	51/49	49/51
Allocation of employees with foreign/ Swedish background(1)	33/67	33/67	33/67

(1)         Foreign background is defined as “I was raised in a country other than Sweden (wholly or in part)”, “I was born in another country but raised in Sweden” and “I myself was born and raised in Sweden but have a parent/parents born and raised in another country”. The survey is conducted at least once every three years.

Employee development	2019		2018	2017
Percentage of employees who had a performance review (percent)	—	(1)	96	95
Average number of training days per employee (all employees are white-collar workers)	3		3	2

(1)         The question was not asked in 2019, the next measurement will be in 2020.

Note 6. Other administrative expenses

Skr mn	2019	2018	2017
Travel expenses and marketing	-7	-7	-8
IT and information system (fees incl.)	-156	-151	-144
Other fees	-34	-34	-38
Premises(1)	-3	-33	-32
Other	-6	-6	-10
Total other administrative expenses	-206	-231	-232

(1)         SEK is a party to rental agreements of office space in Stockholm and Gothenburg, Sweden. Since 2019-01-01 leases of premises are accounted for according to IFRS 16, see note 8.

Remuneration to auditors

Skr mn	2019	2018	2017
Öhrlings PricewaterhouseCoopers AB:
Audit fees(1)	-10	-8	-8
Audit related fees(2)	0	0	0
Tax related fees(3)	0	—	0
Other fees(4)	-2	-2	-1
Total	-12	-10	-9

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

In the financial statements, remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

Skr mn	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017
Net book value
Tangible assets	28	26	22
Right-of-use assets	50	—	—
Intangible assets(1)	56	43	66
Total net book value	134	69	88

Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-57	-40	-45

(1)         Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

Note 8. Leasing

SEK as lessee

All leases with the exception of short-term and low-value leases, are recognized as a right-of-use asset with a corresponding lease liability. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities (see note 7 and note 19). The right-of-use assets and the lease liability relate to rental premises. For further information see note 1 Significant accounting policies. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which we are not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 78 million for a period of 3 years.

Right-of-use assets

Skr mn	2019
Opening balance	94
Depreciation	-32
Deduction(1)	-12
Closing balance	50

(1)         There have been cancelled and new leases during the year. The estimation of lease liability and right-of-use assets also has changed. Future cash flows relating to real estate tax and non-deductible value added tax are no longer included. This change means that lease liability and right-of-use assets have decreased by Skr 13 million.

Accounted for in profit or loss

Skr mn	2019
Depreciation charge on right-of-use assets	-32
Interest expenses on lease liability	0
Expenses relating to short-term leases(1)	0
Expenses relating to low-value leases(1)	-1
Variable lease fees(1)	-1
Total amount accounted for in profit or loss	-34

(1)         Accounted for under Other administrative expenses.

Lease liability

Skr mn	2019
Opening balance	95
Interest expenses accrued	0
Payments of lease liability	-39
Deduction(1)	-12
Closing balance	44

(1)         There have been cancelled and new leases during the year. The estimation of lease liability and right-of-use assets also has changed. Future cash flows relating to real estate tax and non-deductible value added tax are no longer included. This change means that lease liability and right-of-use assets have decreased by Skr 13 million.

Contractual flows of lease liability

Skr mn	2019
Within 1 year	26
Between 1 and 5 years	18
Discounting effect	0
Closing balance	44

The total cash outflow for leases in 2019 was Skr 41 million.

The following tables show disclosures for 2018 according to IAS 17.

Cost of operating leases

Skr mn	2018
Leases	-32

The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

Skr mn	Dec 31, 2018
Within 1 year	-32
Between 1 and 5 years	-60
More than 5 years	—
Total future minimum rentals payable under non-cancellable operating leases	-92

SEK as lessor

All SEK’s leasing transactions, where SEK is the lessor, are classified as financial leases. When making such classification, all aspects regarding the leasing contract, including third party guarantees, are taken into account. A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods.

	December 31, 2019		December 31, 2018
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Within 1 year	63	61	117	113
Between 1 and 5 years	87	78	182	156
More than 5 years	—	—	8	5
Total	150	139	307	274

Unearned finance income	—	14	—	33
Unguaranteed residual value	—	—	—	—

The leases are included in the line item “Loans to the public” in the Statement of Financial Position.

Note 9. Impairments

Skr mn	2019	2018	2017
Expected credit losses, stage 1	-19	6	n.a
Expected credit losses, stage 2	11	14	n.a
Expected credit losses, stage 3	-17	-13	n.a
Impairment of financial assets	—	—	-59
Reversals of previous write-downs	—	—	110
Established credit losses	-25	—	-47
Reserves applied to cover established credit losses	40	—	46
Recovered credit losses	—	0	1
Net credit losses	-10	7	51

The table below shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

	December 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	40,909	2,735	—	43,644	34,112	2,686	—	36,798
Loans to credit institutions	9,578	541	—	10,119	10,188	1,164	—	11,352
Loans to the public	132,313	30,326	1,316	163,955	134,117	25,405	1,424	160,946
Off balance, before expected credit losses
Guarantees	3,232	1,161	—	4,393	2,818	1,246	1	4,065
Committed undisbursed loans	28,083	26,856	11	54,950	21,348	30,177	—	51,525
Total, before expected credit losses	214,115	61,619	1,327	277,061	202,583	60,678	1,425	264,686
of which guaranteed	56.4%	92.1%	95.4%	62.2%	60.4%	85.4%	94.3%	64.1%

Loss allowance, loans
Loans in the form of interest-bearing securities	-14	-2	—	-16	-9	-3	—	-12
Loans to credit institutions	-1	0	—	-1	-1	-1	—	-2
Loans to the public	-36	-7	-64	-107	-24	-17	-82	-123
Loss allowance, off balance (1)
Guarantees	0	0	0	0	0	0	-2	-2
Committed undisbursed loans	-3	-1	—	-4	0	0	—	0
Total, loss allowance	-54	-10	-64	-128	-34	-21	-84	-139
Provision ratio	0.03%	0.02%	4.82%	0.05%	0.02%	0.03%	5.89%	0.05%

(1)         Recognized under provision in Consolidated Statement of Financial Position.

Loans and off balance, before Loss Allowance

	December 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	202,583	60,678	1,425	264,686	209,232	62,286	1,242	272,760	(1)
Increase due to origination and acquisition	73,812	5,633	113	79,558	37,594	768	3	38,365
Transfer to stage 1	13	-16	—	-3	2,490	—	—	2,490
Transfer to stage 2	-6,752	6,281	—	-471	—	5,431	—	5,431
Transfer to stage 3	-97	-199	286	-10	—	—	466	466
Decrease due to derecognition	-55,444	-10,758	-497	-66,699	-46,733	-7,807	-286	-54,826
Closing balance	214,115	61,619	1,327	277,061	202,583	60,678	1,425	264,686

(1)         Effect on opening balance after implementation of IFRS 9 Skr 18 million.

Loss Allowance

	December 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-34	-21	-84	-139	-38	-33	-66	-137	(1)
Increases due to origination and acquisition	-22	-1	0	-23	-12	-2	-1	-15
Net remeasurement of loss allowance	-4	7	7	10	12	9	-14	7
Transfer to stage 1	0	0	—	0	0	0	—	0
Transfer to stage 2	0	0	—	0	1	-1	—	0
Transfer to stage 3	0	2	-24	-22	0	-2	2	0
Decreases due to derecognition	6	4	—	10	5	10	0	15
Decrease in allowance account due to write-offs	—	—	40	40	—	—	—	—
Exchange-rate differences(2)	0	-1	-3	-4	-2	-2	-5	-9
Closing balance	-54	-10	-64	-128	-34	-21	-84	-139

(1)         Effect on opening balance after implementation of IFRS 9 Skr 18 million.

(2)         Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	546	—	—	546	1,204	—	—	1,204
AA+ to A-	31,421	—	—	31,421	25,635	51	—	25,686
BBB+ to BBB-	116,040	1,147	—	117,187	107,289	1,161	—	108,450
BB+ to BB-	23,378	20,381	—	43,759	28,055	18,972	28	47,055
B+ to B-	11,411	11,894	—	23,305	16,234	8,869	—	25,103
CCC to D	4	180	1,316	1,500	—	202	1,396	1,598
Total, before expected credit losses	182,800	33,602	1,316	217,718	178,417	29,255	1,424	209,096

More information regarding SEK’s Credit Policy is found in note 26 Risk information and in note 29 Risk and capital management.

Note 10. Taxes

Skr mn	2019	2018	2017
Income tax
Adjustment previous year	2	-1	0
Current tax	-570	-448	-262
Deferred tax	291	245	27
Total income tax	-277	-204	-235

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	2	6	27
Deferred tax	—	—	—
Tax on items not to be reclassified to profit or loss
Current tax	-5	-82	—
Deferred tax	1	10	1
Income tax related to other comprehensive income	-2	-66	28

Reconciliation of effective tax rate
The Swedish corporate tax rate, %	21.4	22.0	22.0
Profit before taxes	1,304	852	1,007

National tax based on profit before taxes	-279	-187	-222
Tax effects of:
Non-taxable income	9	0	1
Non-deductible expenses	-16	-14	-15
Imputed interest on tax allocation reserve	-1	-2	-2
Tax effect of dissolution of untaxed reserves due to changed tax rate	8	—	—
Other	2	-1	3
Total tax	-277	-204	-235
Effective tax expense in %	21.2	24.0	23.3

Deferred taxes

Skr mn	2019	2018
Deferred tax assets concerning:
Temporary differences, related to -pensions	16	15
Other temporary differences	—	—
Total deferred tax assets	16	15

Deferred tax liabilities concerning:
Untaxed reserves	—	291
Total deferred tax liabilities	—	291
Net deferred tax liabilities (+) / tax -assets (–)	-16	276

No deductible loss carry forwards existed as of December 31, 2019, or December 31, 2018.

Change in deferred taxes

Skr mn	2019	2018
Opening balance	276	531
Change through profit or loss	-291	-245
Change in other comprehensive income	-1	-10
Total	-16	276

In June 2018, the Swedish Parliament introduced, among other things, reduced corporate tax and general interest deduction restrictions. The new rules came into force on January 1, 2019. The corporate tax is reduced in two stages - first to 21.4 percent (from January 1, 2019) and later to 20.6 percent (from January 1, 2021). The change has not had any significant impact on SEK’s deferred taxes.

Note 11. Loans and liquidity investments

Skr mn	Dec 31, 2019	Dec 31, 2018
Loans:
Loans in the form of interest-bearing securities	43,627	36,781
Loans to credit institutions	27,010	27,725
Loans to the public	163,848	161,094
Less:
Cash collateral under the security agreements for derivative contracts(1)	-16,891	-16,374
Total loans	217,594	209,226

Liquidity investments:
Cash and cash equivalents	1,362	2,416
Cash collateral under the security agreements for derivative contracts(1)	—	—
Treasuries/government bonds	8,344	11,117
Other interest-bearing securities except loans	53,906	48,665
Total liquidity investments	63,612	62,198
of which issued by public authorities	13,452	15,110

(1)                   Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition of liquidity investments. Comparative figures have been adjusted.

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2019	2018
Sum of amounts exceeding nominal	350	143
Sum of amounts falling below nominal	-39	-39

Volume Development, Lending

	of which the CIRR-system
Skr mn	2019		2018		2019	2018
Offers of long-term loans accepted	74,515		57,015		15,500	4,916
Undisbursed loans at year-end	52,150		50,814		47,868	47,664
Loans outstanding at year-end	217,594	(1)	209,226	(1)	76,120	69,922

(1)                   Including concessionary loans in the amount of Skr 547 million (year-end 2018: Skr 663 million).

Outstanding loans as per business area

	of which the CIRR-system
Skr mn	December 31, 2019		December 31, 2018		December 31, 2019	December 31, 2018
Lending to Swedish exporters	96,429		89,759		—	—
Lending to exporters’ customers	121,165		119,467		76,120	69,922
Total lending	217,594	(1)	209,226	(1)	76,120	69,922

(1)                   Including concessionary loans in the amount of Skr 547 million (year-end 2018: Skr 663 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category:

	December 31, 2019
	Financial assets at fair value through profit or loss		Amortized cost	Total
Skr mn	Mandatorily	Derivatives used for hedge accounting
Cash and cash equivalents	—	—	1,362	1,362
Treasuries/government bonds	8,344	—	—	8,344
Other interest-bearing securities except loans	53,906	—	—	53,906
Loans in the form of interest-bearing securities	—	—	43,627	43,627
Loans to credit institutions	—	—	27,010	27,010
Loans to the public	—	—	163,848	163,848
Derivatives	4,380	2,588	—	6,968
Total financial assets	66,630	2,588	235,847	305,065

	December 31, 2018
	Financial assets at fair value through profit or loss		Amortized cost	Total
Skr mn	Mandatorily	Derivatives used for hedge accounting
Cash and cash equivalents	—	—	2,416	2,416
Treasuries/government bonds	11,117	—	—	11,117
Other interest-bearing securities except loans	48,665	—	—	48,665
Loans in the form of interest-bearing securities	—	—	36,781	36,781
Loans to credit institutions	—	—	27,725	27,725
Loans to the public	—	—	161,094	161,094
Derivatives	4,565	1,964	—	6,529
Total financial assets	64,347	1,964	228,016	294,327

Financial liabilities by accounting category:

	December 31, 2019
	Financial liabilities at fair value through profit or loss			Amortized cost	Total
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting
Borrowing from credit institutions	—	—	—	3,678	3,678
Debt securities issued	—	56,705	—	212,634	269,339
Derivatives	16,954	—	3,102	—	20,056
Total financial liabilities	16,954	56,705	3,102	216,312	293,073

	December 31, 2018
	Financial liabilities at fair value through profit or loss			Amortized cost	Total
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting
Borrowing from credit institutions	—	—	—	2,247	2,247
Debt securities issued	—	64,687	—	190,913	255,600
Derivatives	15,652	—	6,282	—	21,934
Total financial liabilities	15,652	64,687	6,282	193,160	279,781

Note 13. Financial assets and liabilities at fair value

	December 31, 2019
Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	1,362	1,362	—
Treasuries/governments bonds	8,344	8,344	—
Other interest-bearing securities except loans	53,906	53,906	—
Loans in the form of interest-bearing securities	43,627	45,054	1,427
Loans to credit institutions	27,010	27,133	123
Loans to the public	163,848	169,612	5,764
Derivatives	6,968	6,968	—
Total financial assets	305,065	312,379	7,314

Borrowing from credit institutions	3,678	3,678	—
Debt securities issued	269,339	271,549	2,210
Derivatives	20,056	20,056	—
Total financial liabilities	293,073	295,283	2,210

	December 31, 2018
Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	2,416	2,416	—
Treasuries/governments bonds	11,117	11,117	—
Other interest-bearing securities except loans	48,665	48,665	—
Loans in the form of interest-bearing securities	36,781	37,666	885
Loans to credit institutions	27,725	27,709	-16
Loans to the public	161,094	164,734	3,640
Derivatives	6,529	6,529	—
Total financial assets	294,327	298,836	4,509

Borrowing from credit institutions	2,247	2,247	—
Debt securities issued	255,600	256,619	1,019
Derivatives	21,934	21,934	—
Total financial liabilities	279,781	280,800	1,019

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

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2019
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	1,362	—	—	1,362	1,362
Loans in the form of interest-bearing securities	321	44,733	—	45,054	43,627
Loans to credit institutions	—	27,133	—	27,133	27,010
Loans to the public	—	169,584	—	169,584	163,848
Total financial assets in fair value hierarchy	1,683	241,450	—	243,133	235,847

	December 31, 2018
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	2,416	—	—	2,416	2,416
Loans in the form of interest-bearing securities	287	37,379	—	37,666	36,781
Loans to credit institutions	—	27,709	—	27,709	27,725
Loans to the public	—	164,722	—	164,722	161,094
Total financial assets in fair value hierarchy	2,703	229,810	—	232,513	228,016

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2019
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	3,669	—	3,669	3,678
Debt securities issued	—	213,654	—	213,654	212,634
Total financial liabilities in fair value hierarchy	—	217,323	—	217,323	216,312

	December 31, 2018
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	2,247	—	2,247	2,247
Debt securities issued	—	191,932	—	191,932	190,913
Total financial liabilities in fair value hierarchy	—	194,179	—	194,179	193,160

Financial assets reported at fair value in fair value hierarchy

	December 31, 2019 Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	7,041	1,303	—	8,344
Other interest-bearing securities except loans	27,409	26,497	—	53,906
Derivatives	—	4,483	2,485	6,968
Total financial assets in fair value hierarchy	34,450	32,283	2,485	69,218

	December 31, 2018 Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	11,117	—	11,117
Other interest-bearing securities except loans	—	48,665	—	48,665
Derivatives	—	4,596	1,933	6,529
Total financial assets in fair value hierarchy	—	64,378	1,933	66,311

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2019 Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	12,953	43,752	56,705
Derivatives	—	17,593	2,463	20,056
Total financial liabilities in fair value hierarchy	—	30,546	46,215	76,761

Due to an enhancement of the classification method a transfer of Skr 21,461 million was made from level 2 to level 1 during the period January-December 2019. A transfer of Skr 1,040 million from level 3 to level 2 has been made for debt securities issued and a transfer of net Skr -30 million from level 3 to level 2 has been made for derivatives (year-end 2018: transfer between level 2 and level 3 of Skr -2,124 million was made).

	December 31, 2018 Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	16,789	47,898	64,687
Derivatives	—	15,414	6,520	21,934
Total financial liabilities in fair value hierarchy	—	32,203	54,418	86,621

Financial assets and liabilities at fair value in Level 3

	December 31, 2019
Skr mn	Jan 1, 2019	Pur-chases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Gains (+) and losses (–) through other comprehensive income	Cur. exchange- rate effects	Dec 31, 2019
Debt securities issued	-47,898	-10,702	21,314	—	1,040	-3,408	-43	-4,055	-43,752
Derivatives, net	-4,587	-5	-299	1	-31	3,181	—	1,762	22
Net assets and liabilities	-52,485	-10,707	21,015	1	1,009	-227	-43	-2,293	-43,730

Financial assets and liabilities at fair value in Level 3

	December 31, 2018
Skr mn	Jan 1, 2018	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Gains (+) and losses (–) through other comprehensive income	Cur. exchange- rate effects	Dec 31 , 2018
Debt securities issued	-42,995	-13,199	9,490	-2,486	425	4,091	250	-3,474	-47,898
Derivatives, net	-846	3	-43	-57	-6	-3,913	—	275	-4,587
Net assets and liabilities	-43,841	-13,196	9,447	-2 ,543	419	178	250	-3,199	-52,485

(1)                   Gains and losses through profit or loss, including the impact of exchange-rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2019, amounted to a Skr 69 million loss (year-end 2018: Skr 157 million gain) and are reported as net results of financial transaction.

Uncertainty of valuation of Level 3-instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlations have been adjusted by +/– 10 percentage points, which represents the range of correlations that SEK has determined market participants would use when pricing the instruments.

For Level 3 instruments that are significantly affected by nonobservable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the nonobservable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis — level 3

	December 31, 2019
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input (1)	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-345	Correlation	0.73-0.02	Option Model	1	-1
Interest rate	1,249	Correlation	0.16-(0.08)	Option Model	-64	63
FX	-711	Correlation	0.80-0.10	Option Model	19	-16
Other	-171	Correlation	0.53-(0.03)	Option Model	0	0
Sum derivatives, net	22				-44	46

Equity	-524	Correlation	0.73-0.02	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	14	-14
Interest rate	-43,083	Correlation	0.16-(0.08)	Option Model	65	-64
		Credit spreads	10BP - (10BP)	Discounted cash flow	70	-68
FX	-39	Correlation	0.80-0.10	Option Model	-20	17
		Credit spreads	10BP - (10BP)	Discounted cash flow	88	-87
Other	-106	Correlation	0.53-(0.03)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-43,752				219	-218

Total effect on total comprehensive income(2)					175	-172

Sensitivity analysis — level 3

	December 31, 2018
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input (1)	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-2,417	Correlation	0.70 - 0.07	Option Model	6	-6
Interest rate	972	Correlation	0.21 - (0.12)	Option Model	-95	90
FX	-2,971	Correlation	0.84 - (0.94)	Option Model	22	-19
Other	-171	Correlation	0.53 - (0.01)	Option Model	1	-1
Sum derivatives, net	-4,587				-66	64

Equity	-680	Correlation	0.70 - 0.07	Option Model	-7	6
		Credit spreads	10BP - (10BP)	Discounted cash flow	28	-28
Interest rate	-47,090	Correlation	0.21 - (0.12)	Option Model	97	-94
		Credit spreads	10BP - (10BP)	Discounted cash flow	116	-113
FX	-32	Correlation	0.84 - (0.94)	Option Model	-23	20
		Credit spreads	10BP - (10BP)	Discounted cash flow	95	-96
Other	-96	Correlation	0.53 - (0.01)	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-47,898				308	-307

Total effect on total comprehensive income(2)					242	-243

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

(2)                   Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 174 million (year-end 2018: Skr 242 million) under a maximum scenario and Skr -173 million (year-end 2018: Skr -240 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value origination
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
Skr mn	December 31, 2019	December 31, 2018	2019	2018
CVA/DVA, net(1)	-12	-29	17	-21
OCA(2)	-126	-150	24	374

(1)                   Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

(2)                   Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2019			December 31, 2018
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,998	12,367	304,242	3,842	10,207	280,808
Currency-related contracts	2,734	6,933	182,668	2,630	8,799	162,870
Equity-related contracts	236	584	16,387	57	2,755	16,014
Contracts related to commodities, credit risk, etc.	—	172	1,997	—	173	2,108
Total derivatives	6,968	20,056	505,294	6,529	21,934	461,800

	December 31, 2019			December 31, 2018
of which derivatives used for economic -hedges, accounted for as held-for-trading under IFRS 9 Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	2,568	11,455	140,829	2,767	7,479	129,470
Currency-related contracts	1,544	4,708	153,707	1,728	5,177	132,610
Equity-related contracts	236	584	16,387	57	2,755	16,014
Contracts related to commodities, credit risk, etc.	0	172	1,997	—	173	2,108
Total derivatives	4,348	16,919	312,920	4,552	15,584	280,202

	December 31, 2019			December 31, 2018
of which derivatives in fair-value hedges Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	1,430	912	163,413	1,075	2,728	151,338
Currency-related contracts	1,190	2,225	28,961	902	3,622	30,260
Total derivatives	2,620	3,137	192,374	1,977	6,350	181,598

(1)                   The nominal amount of the instruments directly affected by the IBOR reform amounts to Skr 87,915 million.

Maturity analysis of the nominal amounts(1) of hedging instruments

	December 31, 2019
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	116	225	2,254	4,960	9,296
Hedge of fixed rate liabilities	—	—	38,724	103,823	3,776
Currency-related contracts
Hedge of fixed rate assets	6	26	644	2,030	430
Hedge of fixed rate liabilities	—	421	7,920	12,876	4,882

(1)                   Nominal amounts before off-set.

	December 31, 2018
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	40	40	220	6,769	6,234
Hedge of fixed rate liabilities	10	8,967	34,248	100,167	3,798
Currency-related contracts
Hedge of fixed rate assets	3	12	545	2,195	191
Hedge of fixed rate liabilities	—	3,317	3,672	13,936	5,990

(1)                   Nominal amounts before off-set.

Derivatives used as fair value hedge

	December 31, 2019
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Cash inflows (assets)	109	567	1,214	2,344	2,122
Cash outflows (liabilities)	-978	-1,517	-1,492	-3,106	40
Net cash inflow(1)	-869	-950	-278	-762	2,162

(1)                   For derivatives used as hedging instruments, see contractual flows in note 26.

	December 31, 2018
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Cash inflows (assets)	261	518	1,138	2,311	1,858
Cash outflows (liabilities)	-99	-1,064	-1,095	-4,721	-343
Net cash inflow	162	-546	43	-2,410	1,515

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts.

	December 31, 2019		December 31, 2018
Assets Skr mn	Book value	Fair -value hedge adjustments	Book value	Fair -value hedge adjustments
Loans in the form of interest- bearing securities	6,716	547	4,244	499
Loans to credit institutions	332	5	206	3
Loans to the public	14,353	930	12,904	648
Total	21,401	1,482	17,354	1,150

	December 31, 2019		December 31, 2018
Liabilities Skr mn	Book value	Fair -value hedge adjustments	Book value	Fair -value hedge adjustments
Debt securities issued	174,477	4,102	163,172	1,000
Total	174,477	4,102	163,172	1,000

Cash flow hedges reclassified to profit or loss during the year

Skr mn	2019	2018
Interest income	8	25
Interest expense	—	—
Total(1)	8	25

(1)         Relates to previously terminated cash flow hedges where comprehensive income is allocated over the previously hedged item’s remaining -maturity.

It is SEK’s risk management strategy and objective to identify its material foreign currency and interest rate exposures and to manage those exposures with appropriate derivative instruments or non-derivative alternatives. SEK has the intention to, as much as possible, achieve fair value hedge accounting for transactions entered into for economic hedging purposes.

SEK primarily sets interest rate terms based on the various needs and preferences of customers and counterparties. Consequently, assets and liabilities can to some extent have different fixed interest periods, which leads to interest rate risk. Using different derivatives, the original interest rate risk in assets and liabilities are normally transformed from fixed to floating interest terms in currencies with well-functioning markets. EUR, USD and Skr are preferably used. It is SEK’s objective to mitigate the risk of changes in fair value of the underlying hedged item due to changes in benchmark interest rates, i.e., to convert a fixed interest rate in a financial asset or liability into a floating rate. For that SEK uses interest rate swaps, or a proportion of interest rate swaps, swapping fixed to floating interest rates.

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

Since the 2010s, there is an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). There is still some uncertainty around the timing and precise nature of these changes although great progress has been made during the last year. SEK’s exposure that is directly affected by the interest rate benchmark reform is mainly its lending contracts with floating interest rates, its lending and borrowing contracts with fixed interest rates that are hedged to floating interest rates as well as currency swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. The UK Financial Conduct Authority (‘FCA’) has communicated that LIBOR will no longer be guaranteed after the end of 2021. For EURIBOR and STIBOR, there has been no such end date communicated. The general perception is that these two benchmark interest rates will continue to exist in the years to come.

SEK currently has contracts referencing USD LIBOR, EURIBOR and STIBOR which extend beyond 2021. Since 2018, SEK has been preparing the company for the benchmark interest rate reform. To increase focus further SEK has established a transition project which manages changes to systems, processes, contracts, pricing and risk models as well as risk mitigation. SEK continues to monitor the work of relevant associations and working groups as well as of new market conventions to ensure an orderly transition to risk-free rates. In applying the amendments to IFRS 9, SEK has assumed that no fallback clauses will be triggered by the interest rate benchmark reform.

For more disclosures regarding SEK’s hedge accounting, see note 29 Risk and Capital Management, Consolidated Statement of Changes in Equity, note 1 Significant accounting policies, and note 4 Net results of financial transactions.

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

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e., derivative contracts that are not transacted on an exchange. SEK’s derivative transactions that are not transacted on an exchange are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs and all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2019	Dec 31, 2018
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	7,948	7,200
Amounts offset in the Statement of Financial Position	-980	-671
Net amounts of financial assets presented in the Statement of Financial Position	6,968	6,529
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-3,799	-4,324
Cash collateral received	-2,352	-1,805
Net amount	817	400

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2019	Dec 31, 2018
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	21,036	22,648
Amounts offset in the Statement of Financial Position	-980	-714
Net amounts of financial liabilities presented in the Statement of Financial Position	20,056	21,934
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-3,799	-4,324
Cash collateral paid	-15,871	-15,537
Net amount	386	2,073

Note 15. Shares

Venantius AB, domiciled in Stockholm, Sweden and wholly owned by AB Svensk Exportkredit, was wound down in April 2018. The wind down resulted in a loss amounting to Skr 2 million.

Since March 2018 SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

Shares in subsidaries	December 31, 2019		December 31, 2018
Skr mn	Book value	Number of shares	Book value	Number of shares
SEKETT AB (reg. no 559132-9668)	0	50	0	50

Note 16. Other assets

Skr mn	Dec 31, 2019	Dec 31, 2018
Claim against the State for CIRR loans and concessionary loans	9,124	3,915
Cash receivables, funding operations	181	960
Other	29	105
Total	9,334	4,980

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2019	Dec 31, 2018
Interest income accrued	2,747	2,643
Prepaid expenses and other accrued revenues	0	14
Total	2,747	2,657

Note 18. Debt

	December 31, 2019
Skr mn	Total debt excluding debt securities issued	Total debt —securities issued	Total
Exchange-rate related contracts	—	28,215	28,215
Interest rate related contracts	3,678	240,389	244,067
Equity related contracts	—	629	629
Contracts related to raw materials, credit risk etc	—	106	106
Total debt outstanding	3,678	269,339	273,017

of which denominated in:
Skr	2,737
USD	186,021
JPY	32,509
EUR	19,813
Other currencies	31,937
	273,017

	December 31, 2018
Skr mn	Total debt excluding debt securities issued	Total debt -securities issued	Total
Exchange-rate related contracts	—	2,097	2,097
Interest rate related contracts	2,247	252,624	254,871
Equity related contracts	—	783	783
Contracts related to raw materials, credit risk etc	—	96	96
Total debt outstanding	2,247	255,600	257,847

of which denominated in:
Skr	2,098
USD	166,827
JPY	34,929
EUR	21,188
Other currencies	32,805
	257,847

SEK has the following major Borrowing programs in place:

	Value outstanding(1)
Skr mn	December 31, 2019	December 31, 2018
Medium-term note program:
Unlimited Euro Medium-Term Note Programme	96,930	99,710
Unlimited SEC-registered U.S. Medium-Term Note Programme	151,750	143,109
Unlimited Swedish Medium-Term Note Programme	424	261
Unlimited MTN/STN AUD Debt Issuance Programme	4,598	3,875
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Programme	10,644	4,723
USD 4,000,000,000 Euro-Commercial Paper Programme	—	1,961

(1)         Amortized cost excluding fair value adjustments.

Liabilities in financing activities

				Non-cash items
Skr mn	December 31, 2018		Cash Flow	Exchange—rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2019
Senior debt	257,847		-4,420	10,580	9,010		—	273,017
Lease liability	95	(1)	-39	—	-12	(2)	—	44
Derivatives - net	15,405		4,049	-2,629	-3,737		—	13,088
Total liabilities in financing activities	273,347		-410	7,951	5,261		—	286,149

(1)         Refers to the opening balance of the lease liability, see note 1.

(2)         Refers to a changed estimate of the lease liability, see note 8.

			Non-cash items
Skr mn	December 31, 2017	Cash flow	Exchange—rate difference	Unrealized changes in fair value	Accrued interest	December 31, 2018
Senior debt	224,833	25,102	15,997	-8,085	—	257,847
Subordinated debt	2,040	-2,322	220	62	—	—
Derivatives - net	8,677	1,830	-3,173	8,071	—	15,405
Total liabilities in financing activities	235,550	24,610	13,044	48	—	273,252

Note 19. Other liabilities

Skr mn	Dec 31, 2019	Dec 31, 2018
Cash payables, debt purchases	2,011	682
Other	455	387
Total	2,466	1,069

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2019	Dec 31, 2018
Interest expenses accrued	2,541	2,542
Other accrued expenses and prepaid revenues	41	41
Total	2,582	2,583

Note 21. Provisions

Skr mn	Dec 31, 2019	Dec 31, 2018
Pension liabilities(1)	83	80
Long term employee benefit	6	3
Off balance, expected credit losses(2)	4	2
Total	93	85

(1)         See note 5.

(2)         Provisions for expected credit losses are on the off-balance-sheet, in accordance with IFRS 9. See note 9.

Note 22. Equity

Skr mn	December 31, 2019	December 31, 2018
Share capital	3,990	3,990
Legal reserve	—	—
Fund for internally developed software	—	—
Reserves/Fair value reserve
Hedge reserve	—	6
Own credit risk	-98	-117
Defined benefit plans	-45	-42
Retained earnings	15,235	14,402
Total equity	19,082	18,239

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

Fund for internally developed software represents expenses that are directly attributable to large investments in the development of IT systems.

The entire equity is attributable to the shareholder of the Parent Company.

Skr mn	December 31, 2019	December 31, 2018
Restricted equity	4,235	5,240
Unrestricted equity	14,847	12,999
Total equity	19,082	18,239

For information on the objectives, policies and processes for managing capital, see the Report of the directors and note 29 Risk and Capital Management.

Proposal for the distribution of profits

The results of the Consolidated Group’s and the Parent Company’s operations during the year and its financial position at December 31, 2019, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group as well as the income statement, balance sheet and statement of cash flows for the Parent Company and related notes. The Board has decided to propose to the Annual General Meeting the payment of a dividend of Skr 308 million (2018: Skr 194 million), in accordance with the company’s dividend policy. The following proposal regarding distribution of profits relates to the Parent Company.

At the disposal of the Annual General Meeting	14,903
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 77.23 per share, amounting to	308
- remaining disposable funds to be carried forward	14,595

Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2019	Dec 31, 2018
Collateral provided
Cash collateral under the security agreements for derivative contracts	16,891	16,374
Contingent liabilities
Guarantee commitments	4,393	4,032
Commitments
Committed undisbursed loans	52,150	50,814
Binding offers	2,800	744

Note 24. CIRR-system

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the Consolidated Statement of Financial Position since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under note 16 Other Assets in the item Claim against the State for CIRR-loans and concessionary loans.

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

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2019, loans outstanding amounted to Skr 547 million (year-end 2018: Skr 663 million) and the government noted a negative result of Skr -36 million (2018: Skr -42 million). Administrative compensation to SEK amounted to Skr -2 million (2018: Skr -2 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2019	2018
Interest income	2,074	1,624
Interest expenses	-1,912	-1,480
Net interest income	162	144
Interest compensation	1	20
Foreign exchange effects	5	9
Profit before compensation to SEK	168	173
Administrative remuneration to SEK	-192	-155
Operating profit CIRR-system	-24	18
Reimbursement to (-) / from (+) the State	24	-18

Statement of financial position for the CIRR-system (included in SEK’s Statement of Financial Position)

Skr mn	Dec 31, 2019	Dec 31, 2018
Cash and cash equivalents	0	—
Loans	76,120	69,922
Derivatives	26	502
Other assets	9,307	4,090
Prepaid expenses and accrued revenues	569	561
Total assets	86,022	75,075

Liabilities	76,257	70,144
Derivatives	9,117	4,408
Accrued expenses and prepaid revenues	648	523
Total liabilities and equity	86,022	75,075

Commitments
Committed undisbursed loans	47,868	47,664
Binding offers	37	616

Note 25. Capital adequacy

Capital Adequacy Analysis

	December 31, 2019	December 31, 2018
Capital ratios	percent(1)	percent(1)
Common Equity Tier 1 capital ratio	20.6	20.1
Tier 1 capital ratio	20.6	20.1
Total capital ratio	20.6	20.1

(1)         Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2019		December 31, 2018
Buffers requirement	Skr mn	percent(1)	Skr mn	percent(1)
Institution specific Common -Equity Tier 1 capital requirement incl. of buffers	7,890	8.9	7,380	8.5
of which minimum Common Equity Tier 1 requirements(2)	3,990	4.5	3,917	4.5
of which Capital conservation buffer	2,216	2.5	2,176	2.5
of which Countercyclical buffer	1,684	1.9	1,287	1.5
of which Systemic risk buffer	—	—	—	—
Common Equity Tier 1 capital available as a buffer(3)	11,171	12.6	10,534	12.1

(1)         Expressed as a percentage of total risk exposure amount.

(2)         The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

(3)         Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	December 31, 2019		December 31, 2018
Total capital requirement including buffers	Skr mn	percent(1)	Skr mn	percent(1)
Total CRR capital requirement(2)	10,993	12.4	10,427	12.0
Total FSA capital requirement (calculated as of September 30, 2019)(3)	15,606	16.4	14,464	16.6

(1)         Expressed as a percentage of total risk exposure amount.

(2)         The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.

(3)         The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below. Current figures calculated with one quarter lag. Comparison figures based on year-end figures.

	Capital situation per December 31, 2019, calculation based on reported values as of September 30, 2019		December 31, 2018
Additional Capital requirement -according to Swedish FSA	Skr mn	percent(1)	Skr mn	percent(1)
Credit-related concentration risk	2,089	2.2	2,089	2.4
Interest rate risk in the banking book	844	0.9	844	1.0
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.1
Capital planning buffer	—	—	157	0.2
Total Additional Capital requirement according to Swedish FSA	3,880	4,1	4,037	4.7

(1)   Expressed as a percentage of total risk exposure amount.

Own funds — adjusting items

	Parent Company
Skr mn	December 31, 2019	December 31, 2018
Share capital(1)	3,990	3,990
Retained earnings	12,829	11,239
Accumulated other comprehensive income and other reserves(2)	245	1,256
Independently reviewed profit net of any foreseeable charge or dividend	1,766	1,615
Common Equity Tier 1 (CET1) capital before regulatory adjustments	18,830	18,100
Additional value adjustments due to prudent valuation	-445	-496
Intangible assets	-56	-43
Fair-value reserves related to gains or losses on cash-flow hedges	—	-6
Gains or losses on liabilities valued at fair value resulting from changes in own credit -standing	93	112
Negative amounts resulting from the calculation of expected loss amounts	-115	-136
Total regulatory adjustments to Common Equity Tier 1 capital	-523	-569
Total Common Equity Tier 1 capital	18,307	17,531
Additional Tier 1 capital	—	—
Total Tier 1 capital	18,307	17,531
Tier 2-eligible subordinated debt	—	—
Credit risk adjustments(3)	—	—
Total Tier 2 capital	—	—
Total Own funds	18,307	17,531

(1)         For a detailed description of the instruments constituting share capital, see note 22.

(2)         The equity-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.

(3)         The expected loss amount calculated under the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount under the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2019, the limitation rule had no effect (year end 2018: no effect).

Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2019			December 31, 2018
Skr mn	EAD(1)	Risk exposure amount	Min. capital requirement	EAD(1)	Risk exposure amount	Min. capital requirement
Credit risk, standardized approach
Corporates(2)	2,367	2,367	189	1,701	1,701	136
Total credit risk, standardized approach	2,367	2,367	189	1,701	1,701	136
Credit risk, IRB approach
Central governments	172,148	8,816	705	171,572	9,905	792
Financial institutions(3)	45,437	10,802	864	33,953	9,880	790
Corporates(4)	110,592	60,068	4,806	113,987	59,486	4,760
Non-credit-obligation assets(5)	152	152	12	90	90	7
Total credit risk IRB approach	328,329	79,838	6,387	319,602	79,361	6,349
Credit valuation adjustment risk	n.a.	2,534	203	n.a.	2,037	163
Foreign exchange risk	n.a.	695	56	n.a.	879	70
Commodity risk	n.a.	9	1	n.a.	10	1
Operational risk	n.a.	3,214	257	n.a.	3,066	245
Total	330,696	88,657	7,093	321,303	87,054	6,964

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         For the small and medium-sized enterprises category, with an annual turnover not exceeding EUR 50 million, the standardized method for calculating the capital requirement is applied from Q1 2019.

(3)         Of which counterparty risk in derivative contracts: EAD Skr 5,613 million (year-end 2018: Skr 4,525 million), Risk exposure amount of Skr 1,980 million (year-end 2018: Skr 1,668 million) and Capital requirement of Skr 158 million (year-end 2018: Skr 133 million)

(4)         Of which related to Specialized lending: EAD Skr 3,646 million (year-end 2018: Skr 3,400 million), Risk exposure amount of Skr 2,352 million (year-end 2018: Skr 2,157 million) and Capital requirement of Skr 188 million (year-end 2018: Skr 173 million).

(5)         As of January 1, 2019, SEK applies the new accounting standard IFRS 16 Leases, which means that leasing contracts are reported as an asset with rights-of-use. At the beginning of 2019, IFRS 16 resulted in increased assets of Skr 94 million.

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

	December 31, 2019					December 31, 2018
Skr mn	AAA to AA- 0.003%- 0.01%	A+ to A- 0.02-0.07%	BBB+ to BBB- 0.12-0.32%	BB+ to B- 0.54- 6.80%	CCC to D 27.27-100%	AAA to AA- 0.003%-0.01%	A+ to A- 0.02-0.07%	BBB+ to BBB- 0.12-0.32%	BB+ to B- 0.54- 6.80%	CCC to D 27.27-100%
Central governments
EAD	166,286	5,862	—	—	—	163,603	7,064	—	906	—
Average PD in %	0.004	0.05	—	—	—	0.004	0.04	—	1.5	—
Average LGD in %	45.0	45.0	—	—	—	45.0	45.0	—	45.0	—
Average risk weight in %	4.6	19.8	—	—	—	4.6	18.8	—	112.1	—

	December 31, 2019					December 31, 2018
Skr mn	AAA to AA- 0.01%-0.04%	A+ to A- 0.06-0.12%	BBB+ to BBB- 0.17-0.34%	BB+ to B- 0.54- 8.40%	CCC to D 28.60-100%	AAA to AA- 0.01%-0.04%	A+ to A- 0.06-0.12%	BBB+ to BBB- 0.17-0.34%	BB+ to B- 0.54- 8.40%	CCC to D 28.60-100%
Financial institutions
EAD	16,403	27,651	1,382	1	—	10,323	21,926	1,345	359	—
Average PD in %	0.04	0.08	0.22	0.54	—	0.04	0.08	0.23	1.31	—
Average LGD in %	35.3	37.1	45.0	45.0	—	43.8	44.2	45.0	45.0	—
Average risk weight in %	17.1	25.7	64.6	99.9	—	20.1	29.3	66.0	135.5	—
Corporates
EAD	5,995	19,438	58,945	22,548	20	7,154	22,379	60,943	20,072	39
Average PD in %	0.04	0.10	0.25	0.83	28.6	0.03	0.10	0.25	0.79	63.11
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	19.7	33.1	51.7	86.8	263.7	18.6	33.0	51.5	85.5	136.2

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish FSA has approved SEK’s IRB approach. Specifically, SEK applies the foundation IRB approach. Under the foundation IRB approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with the CRR. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach and, instead, the standardized approach is applied for calculating the capital requirement. For further information regarding these exposures see the Risk measurement section in note 26. Counterparty risk exposure amounts in derivative contracts are calculated in accordance with the mark-to-market approach.

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

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 are utilized.

Capital buffer requirements

SEK is to meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. The mandatory capital conservation buffer is 2.5 percent. The countercyclical capital buffer rate applied to exposures located in Sweden was increased from 2.0 percent to 2.5 percent as of September 19, 2019. At December 31, 2019, the capital requirement related to credit-risk exposures in Sweden was 70 percent (year-end 2018: 70 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may impact SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. At December 31, 2019, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.1 percentage points (year-end 2018: 0.1 percentage points).

Leverage ratio

Skr mn	December 31, 2019	December 31, 2018
Exposure measure for the leverage ratio
On-balance-sheet -exposures	288,146	281,529
Off-balance-sheet -exposures	35,856	33,159
Total exposure measure	324,002	314,688
Leverage ratio	5.7%	5.6%

The leverage ratio is a metric introduced in 2015. Currently, SEK is not subject to a minimum leverage ratio requirement. However, a leverage ratio requirement of 3 percent will enter into force on June 27, 2021. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit-risk exposures that have been weighted with a factor depending on the type of exposure. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules are utilized.

Internally assessed capital adequacy

Skr mn	December 31, 2019	December 31, 2018
Credit risk	7,337	7,008
Operational risk	183	239
Market risk	1,109	1,094
Other risks	203	163
Capital planning buffer	992	1,966
Total	9,824	10,470

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see note 29 Risk and capital management.

Note 26. Risk information

For further information on SEK’s risk management, see note 29 Risk and capital management.

Consolidation of SEK pursuant to the supervisory regulations differs from in the consolidated financial statements, where no consolidation pursuant to the supervisory regulation was conducted, since the wholly owned subsidiary, SEKETT AB, which is the only company in the Group aside from the Parent Company, is not a financial company. Since no subsidiary is an institute pursuant to the CRR definition, subsidiaries are not subject to the supervisory regulations on an individual basis.

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

SEK’s credit risks are limited using a risk-based selection of counterparties and are further mitigated by the use of guarantees, netting agreements and collateral. SEK’s appetite for credit risk is significantly greater than its appetite for other risks.

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

Testing provisions

SEK applies IFRS 9 for the impairment of financial instruments. Impairment is based on the model for expected credit losses (ECL). The assets being impairment tested are divided into three stages: Stage 1, Stage 2 and Stage 3. Initially, all exposures are in Stage 1. Exposures where there is a significant increase in credit risk are placed in Stage 2 and Stage 3 encompasses exposures in default. Stage 3 impairments are calculated through individual testing based on an expert assessment. Individual testing provisions are made when objective conditions exist that indicate a possible need for the financial asset to be impaired according to Stage 3. The Credit Committee prepares provision proposals from the account managers and credit analysts, which are thereafter determined by the Board’s Credit Committee. The Board adopts the accounts and thereby the provisions. Refer to note 1 for more information on the calculation of expected credit losses under IFRS 9.

Risk measurement

With the exception of a few counterparties, SEK uses, and has permission to use, the Foundation IRB approach for measuring the credit risk inherent in exposures to a majority of SEK’s counterparties. This means that for these exposures SEK uses its own estimates of the probability of default (PD) risk parameter which, per counterparty, reflects the assigned internal rating. Other risk parameters, including loss given default (LGD) and credit conversion factors (CCF), are determined by the Capital Requirements Regulation (CRR). All of SEK’s counterparties are assigned internal ratings.

SEK’s permission from the Swedish FSA to use the Foundation IRB approach encompasses exposures to central governments, regional governments, county councils, multilateral development banks, and companies, including insurance companies and financial institutions. The Swedish FSA has granted SEK permission to apply exceptions from the IRB approach for certain exposures. For these exposures, SEK uses the Standardized approach and external ratings when calculating risk exposure amounts (when no external rating is available, the exposure is assigned a risk weight of 100 percent).

The exempted exposures, for which the Standardized approach are used, are as follows (the permissions are valid as long as these exposures are of minor importance in terms of scope and risk profile):

Exposures to small and medium-sized companies (with an annual turnover not exceeding 50 million euro)

Exposures in the Customer Finance business area

Guarantees for the benefit of small and medium-sized enterprises

In the assessment of capital adequacy, those counterparties using external ratings are assigned an internal rating under IFRS 9.

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs define the maximum permissible risk levels in form of threshold amounts. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. All interest derivative contracts are subject to central clearing according to the EU’s regulation on OTC derivatives, central clearing counterparties and trade repositories (EMIR) since the end of 2016.

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

Exposures assessed as problem loans, meaning those for which SEK assesses that there is a high probability that the undertaking according to the original agreement will not be fulfilled, are analyzed in greater detail and more frequently. The term “problem loans” encompasses forborne exposures, non-performing receivables and non-performing exposures. The intention is to identify, at an early stage, credits with an elevated risk. This is to adapt the exposure, reduce credit losses and ensure that the risk rating reflects the actual risk associated with the particular counterparty.

The credit portfolio is subject to regular stress tests. The results of the scenario analyses and stress tests are reported to the Board and the Finance and Risk Committee on a regular basis. The Company’s risk and product rating, and risk estimates, comprise a central feature of the reporting of credit risk to the Board, the Management and the Credit Committee. The Chief Executive Officer and the Chief Risk Officer inform the Board of all significant changes concerning SEK’s IRB system. SEK’s IRB system is validated by the independent risk function at least once annually.

Risk information, credit risk

The table below shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount.

	December 31, 2019
	Maximum credit-risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	—	1,362
Treasuries/government bonds	8,370	—
Other interest-bearing securities except loans	54,132	—
Loans in the form of interest-bearing securities	—	43,793
Loans to credit institutions	—	11,235
Loans to the public	—	222,814
Derivatives	6,968	—
Total financial assets	69,470	279,204

	December 31, 2018
	Maximum credit-risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	—	2,686
Treasuries/government bonds	11,124	—
Other interest-bearing securities except loans	48,577	—
Loans in the form of interest-bearing securities	—	36,303
Loans to credit institutions	—	12,543
Loans to the public	—	215,504
Derivatives	4,525	—
Total financial assets	64,226	267,036

Maximum credit-risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees, CDSs and insurance policies as credit-risk hedges; see also note 29 Risk and Capital Management.

	December 31, 2019
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+till B-	CCC till D	Carrying amount
Cash and cash equivalents	711	651	—	—	—	1,362
Treasuries/government bonds	2,191	6,153	—	—	—	8,344
Other interest-bearing securities except loans	20,092	33,284	530	—	—	53,906
Loans in the form of interest-bearing securities	—	9,785	29,622	4,220	—	43,627
Loans to credit institutions	2,285	23,455	1,205	65	—	27,010
Loans to the public	85,619	28,503	31,327	18,399	—	163,848
Derivatives	—	5,822	1,146	—	—	6,968
Total financial assets	110,898	107,653	63,830	22,684	—	305,065
Committed undisbursed loans	48,246	1,307	807	1,790	—	52,150

	December 31, 2018
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+till B-	CCC till D	Carrying amount
Cash and cash equivalents	634	1,782	—	—	—	2,416
Treasuries/government bonds	2,365	8,752	—	—	—	11,117
Other interest-bearing securities except loans	10,882	32,331	5,452	—	—	48,665
Loans in the form of interest-bearing securities	—	8,182	24,488	4,111	—	36,781
Loans to credit institutions	2,663	23,161	1,480	421	—	27,725
Loans to the public	84,766	25,878	32,971	17,430	49	161,094
Derivatives	—	5,322	1,207	—	—	6,529
Total financial assets	101,310	105,408	65,598	21,962	49	294,327
Committed undisbursed loans	47,644	1,626	1,253	290	1	50,814

The credit quality of financial assets is assessed using internal and external ratings.

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2019
Skr bn	Carrying amount	Adjustment to carrying amount from exposure	Central governments	Regional governments	Multilateral development banks	Public -sector entity	Financial institutions	Corporates
Cash and cash equivalents	1.4	-0.1	—	—	—	—	1.5	—
Treasuries/government bonds	8.3	-0.1	8.4	—	—	—	—	—
Other interest-bearing - securities except loans	53.9	0.0	3.3	10.6	2.8	4.0	26.7	6.5
Loans in the form of interestbearing securities	43.6	-0.2	—	—	—	—	0.9	42.9
Loans to credit institutions including cash and cash equivalents(1)	27.0	16.9	0.9	5.1	—	—	4.0	0.1
Loans to the public	163.8	-1.0	97.8	0.8	0.3	—	5.8	60.1
Derivatives	7.0	1.4	—	—	—	—	5.6	0.0
Other assets	9.3	9.3	—	—	—	—	—	—
Total financial assets	314.3	26.2	110.4	16.5	3.1	4.0	44.5	109.6
Contingent liabilities and commitments(2)	59.3	0.0	50.8	—	—	—	1.2	7.3
Total	373.6	26.2	161.3	16.5	3.1	4.0	45.7	116.9

	December 31, 2018
Skr bn	Carrying amount	Adjustment to carrying amount from exposure	Central governments	Regional governments	Multilateral development banks	Public -sector entity	Financial institutions	Corporates
Cash and cash equivalents	2.4	-0.2	0.3	—	—	—	2.3	—
Treasuries/government bonds	11.1	0.0	11.1	—	—	—	—	—
Other interest-bearing -securities except loans	48.7	-0.1	4.8	7.0	—	0.6	15.7	20.7
Loans in the form of interestbearing securities	36.8	-0.1	—	—	—	—	0.7	36.2
Loans to credit institutions including cash and cash equivalents(1)	27.7	16.2	1.4	5.5	—	—	4.5	0.1
Loans to the public	161.1	-1.1	99.5	0.9	0.1	—	5.6	56.1
Derivatives	6.5	2.0	—	—	—	—	4.5	0.0
Other assets	5.0	0.9	4.1	—	—	—	—	—
Total financial assets	299.3	17.6	121.2	13.4	0.1	0.6	33.3	113.1
Contingent liabilities and commitments(2)	55.6	-0.1	48.4	—	—	0.0	0.9	6.4
Total	354.9	17.5	169.6	13.4	0.1	0.6	34.2	119.5

(1)         Skr 16.9 billion (2018: Skr 16.4 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.

(2)         Contingent liabilities and commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 5.6 billion (2018: SEK 3.7 billion). For more information on the counterparty risk in derivative contracts under the CRR, refer to note 29 Risk and capital management.

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

Total net exposures

	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
Skr bn	Dec 31, 2019		Dec 31, 2018		Dec 31, 2019		Dec 31, 2018		Dec 31, 2019		Dec 31, 2018
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	110.4	39.1	121.2	43.8	50.9	78.3	48.4	80.3	161.3	46.4	169.6	50.3
Regional governments	16.5	5.8	13.4	4.8	—	—	—	—	16.5	4.7	13.4	4.0
Multilateral development banks	3.1	1.1	0.1	0.0	—	—	0.0	0.0	3.1	0.9	0.1	0.0
Public sector entity	4.0	1.4	0.6	0.2	—	—	—	—	4.0	1.2	0.6	0.2
Financial institutions	38.9	13.8	28.7	10.4	6.8	10.5	5.5	9.1	45.7	13.2	34.2	10.1
Corporates	109.6	38.8	113.1	40.8	7.3	11.2	6.4	10.6	116.9	33.6	119.5	35.4
Total	282.5	100.0	277.1	100.0	65.0	100.0	60.3	100.0	347.5	100.0	337.4	100.0

Geographical breakdown of credit exposures by exposure class

Geographical breakdown of gross exposures by exposure class

	December 31, 2019
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	4.2	4.8	2.8	1.3	—	42.2	3.0	5.6	—	63.9
Regional governments	1.7	—	—	—	—	—	10.5	0.1	—	12.3
Multilateral development banks	—	—	—	—	—	—	—	2.8	—	2.8
Public sector entity	—	—	—	—	—	—	—	4.0	—	4.0
Financial institutions	—	2.7	0.6	5.7	0.9	—	19.7	13.4	0.2	43.2
Corporates	21.1	8.6	1.4	65.1	—	7.6	82.6	31.3	3.6	221.3
Total	27.0	16.1	4.8	72.1	0.9	49.8	115.8	57.2	3.8	347.5

	December 31, 2018
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	2.8	5.3	4.0	1.9	—	43.7	7.1	8.6	—	73.4
Regional governments	1.7	—	—	—	—	—	7.0	0.1	—	8.8
Public sector entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.5	6.2	1.1	0.4	12.3	9.8	0.3	33.0
Corporates	21.4	12.6	1.2	53.0	—	9.6	83.2	36.0	4.6	221.6
Total	25.9	20.3	5.7	61.1	1.1	53.7	109.6	55.1	4.9	337.4

Geographical breakdown of net exposures by exposure class

	December 31, 2019
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	—	0.6	2.8	2.8	—	—	138.1	13.9	3.1	161.3
Regional governments	—	—	—	—	—	—	16.3	0.2	—	16.5
Multilateral development banks	—	—	—	—	—	—	—	3.1	—	3.1
Public sector entity	—	—	—	—	—	—	—	4.0	—	4.0
Financial institutions	—	2.7	0.9	6.6	0.9	—	16.7	17.7	0.2	45.7
Corporates	4.5	1.7	3.8	4.0	—	2.8	80.1	19.9	0.1	116.9
Total	4.5	5.0	7.5	13.4	0.9	2.8	251.2	58.8	3.4	347.5

	December 31, 2018
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	—	0.7	4.0	3.9	—	0.9	139.0	18.0	3.1	169.6
Regional governments	—	—	—	—	—	—	13.2	0.2	—	13.4
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Public sector entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.9	6.9	1.1	0.3	8.7	13.6	0.3	34.2
Corporates	4.6	3.1	3.1	2.9	—	3.0	80.5	22.2	0.1	119.5
Total	4.6	6.2	8.0	13.7	1.1	4.2	241.4	54.7	3.5	337.4

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

Impact of credit-risk hedges

December 31, 2019	Gross exposures by exposure class
Skr bn	Central government	Regional governments	Multilateral development banks	Public Sector Entity	Financial institutions	Corporates	Total	whereof subject to the write-down requirement in IFRS9(1)
Amounts related to hedges issued by:
Central governments	51.3	1.7	—	—	0.0	95.7	148.7	148.7
of which, guarantees issued by the EKN	50.4	1.7	—	—	0.0	83.0	135.1	135.1
of which, guarantees issued by other export credit agencies	0.9	—	—	—	—	9.5	10.4	10.4
of which, other guarantees	—	—	—	—	—	3.2	3.2	3.2
Regional governments	—	—	—	—	5.1	0.7	5.8	5.8
Multilateral development banks	—	—	—	—	—	0.3	0.3	0.3
Financial institutions	0.0	—	—	—	0.0	7.7	7.7	7.7
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.0	—	—	—	0.0	7.7	7.7	7.7
Corporates	—	—	—	—	—	3.1	3.1	3.1
of which, credit insurance from insurance companies	—	—	—	—	—	1.6	1.6	1.6
of which, other guarantees	—	—	—	—	—	1.5	1.5	1.5
Total hedged exposures	51.3	1.7	—	—	5.1	107.5	165.6	165.6
Unhedged exposures(2)	12.6	10.6	2.8	4.0	38.1	113.8	181.9	119.3
Total	63.9	12.3	2.8	4.0	43.2	221.3	347.5	284.9

(1)   Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.

(2)   Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 23.5 billion for corporates, Skr 4.2 billion for financial institutions and Skr 0.1 billion for central governments.

December 31, 2018	Gross exposures by exposure class
Skr bn	Central government	Regional governments	Public Sector Entity	Financial institutions	Corporates	Total	whereof subject to the write-down requirement in IFRS9(1)
Amounts related to hedges issued by:
Central governments	50.9	1.7	—	0.2	94.3	147.1	147.1
of which, guarantees issued by the EKN	49.9	1.7	—	0.1	80.1	131.8	131.8
of which, guarantees issued by other export credit agencies	1.0	—	—	0.1	10.9	12.0	12.0
of which, other guarantees	—	—	—	—	3.3	3.3	3.3
Regional governments	—	0.0	—	5.5	0.8	6.3	6.3
Multilateral development banks	—	—	—	—	0.1	0.1	0.1
Financial institutions	0.0	—	—	0.0	6.9	6.9	6.9
of which, credit default swaps	—	—	—	—	—	—	—
of which, guarantees	0.0	—	—	0.0	6.9	6.9	6.9
Corporates	—	—	—	—	2.7	2.7	2.7
of which, credit insurance from insurance companies	—	—	—	—	1.8	1.8	1.8
of which, other guarantees	—	—	—	—	0.9	0.9	0.9
Total hedged exposures	50.9	1.7	—	5.7	104.8	163.1	163.1
Unhedged exposures(1)	22.5	7.1	0.6	27.3	116.8	174.3	105.3
Total	73.4	8.8	0.6	33.0	221.6	337.4	268.4

(1)    Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 25.8 billion for corporates and Skr 0.2 billion for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2019
Skr bn	Central governments	Reginal -governments	Multilateral -development banks	Public sector entity	Financial -institutions	Corporates	Total
Spain	—	—	—	—	0.5	8.1	8.6
Germany	2.8	—	—	4.0	0.5	—	7.3
Norway	—	—	—	—	2.0	5.1	7.1
Finland	0.6	0.1	—	—	0.1	6.2	7.0
United Kingdom	—	—	—	—	2.4	2.6	5.0
Italy	—	—	—	—	—	3.6	3.6
France	—	—	—	—	2.0	1.5	3.5
The Netherlands	—	—	—	—	3.2	0.2	3.4
Luxembourg	0.6	—	2.8	—	—	—	3.4
Poland	—	—	—	—	—	3.1	3.1
Denmark	—	—	—	—	0.9	1.4	2.3
Belgium	1.6	—	—	—	0.0	0.2	1.8
Austria	—	—	—	—	1.7	—	1.7
Switzerland	—	—	—	—	—	1.5	1.5
Portugal	—	—	—	—	—	0.6	0.6
Russian Federation	—	—	—	—	—	0.4	0.4
Ireland	—	—	—	—	—	0.3	0.3
Latvia	—	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.1	0.0	0.1
Ukraine	—	—	—	—	—	0.0	0.0
Total	5.6	0.1	2.8	4.0	13.6	34.9	61.0

	December 31, 2018
Skr bn	Central -governments	Regional -governments	Public sector entity	Financial -institutions	Corporates	Total
Spain	—	—	—	0.1	9.8	9.9
Norway	—	—	—	2.4	4.1	6.5
Finland	0.1	0.1	—	0.2	5.4	5.8
United Kingdom	—	—	—	2.6	2.6	5.2
Denmark	—	—	—	1.7	3.2	4.9
Austria	2.9	—	—	1.7	—	4.6
Italy	—	—	—	—	4.2	4.2
Germany	3.1	—	0.6	0.3	—	4.0
The Netherlands	1.7	—	—	0.1	1.6	3.4
Poland	—	—	—	—	3.1	3.1
France	—	—	—	0.6	2.1	2.7
Luxembourg	0.8	—	—	—	1.2	2.0
Russian Federation	—	—	—	—	1.4	1.4
Switzerland	—	—	—	0.1	0.8	0.9
Belgium	—	—	—	0.0	0.6	0.6
Ireland	—	—	—	—	0.4	0.4
Latvia	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	0.2	0.2
Portugal	—	—	—	—	0.1	0.1
Estonia	—	—	—	0.0	—	0.0
Ukraine	—	—	—	—	0.0	0.0
Hungary	—	—	—	—	0.0	0.0
Greece	—	—	—	—	0.0	0.0
Total	8.6	0.1	0.6	10.0	40.8	60.1

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2019
Skr bn	Central governments	Regional -governments	Multilateral -development banks	Public sector entity	Financial -institution	Corporates	Total
Germany	3.7	—	—	4.0	1.0	0.4	9.1
France	6.3	—	—	—	1.6	0.1	8.0
United Kingdom	0.1	—	—	—	3.4	4.5	8.0
Norway	0.4	—	—	—	2.0	4.9	7.3
Finland	0.8	0.2	—	—	0.2	5.6	6.8
Luxembourg	0.5	—	3.1	—	—	0.8	4.4
The Netherlands	0.3	—	—	—	3.4	0.2	3.9
Denmark	0.2	—	—	—	1.8	1.3	3.3
Poland	3.1	—	—	—	—	0.0	3.1
Belgium	1.6	—	—	—	0.6	0.2	2.4
Spain	—	—	—	—	1.7	0.4	2.1
Austria	—	—	—	—	1.7	—	1.7
Switzerland	—	—	—	—	0.2	0.5	0.7
Portugal	—	—	—	—	—	0.6	0.6
Ireland	—	—	—	—	—	0.3	0.3
Latvia	—	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	—	0.1	0.1
Italy	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.1	0.0	0.1
Total	17.0	0.2	3.1	4.0	17.9	20.0	62.2

	December 31, 2018
Skr bn	Central governments	Regional -governments	Multilateral -development banks	Public sector entity	Financial -institution	Corporates	Total
France	7.3	—	—	—	1.7	0.0	9.0
Germany	3.9	—	—	0.6	1.4	1.6	7.5
United Kingdom	0.3	—	—	—	1.6	4.9	6.8
Norway	0.4	—	—	—	2.4	4.0	6.8
Denmark	0.2	—	—	—	2.4	3.2	5.8
Finland	0.4	0.2	—	—	0.3	4.6	5.5
Austria	2.9	—	—	—	1.7	—	4.6
Poland	3.1	—	—	—	—	0.0	3.1
The Netherlands	1.7	—	—	—	0.4	0.7	2.8
Luxembourg	0.8	—	0.1	—	—	1.0	1.9
Spain	—	—	—	—	0.9	0.5	1.4
Belgium	—	—	—	—	0.6	0.5	1.1
Switzerland	—	—	—	—	0.3	0.5	0.8
Ireland	—	—	—	—	—	0.4	0.4
Latvia	—	—	—	—	0.2	—	0.2
Italy	—	—	—	—	—	0.2	0.2
Iceland	—	—	—	—	—	0.2	0.2
Portugal	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.0	—	0.0
Hungary	—	—	—	—	—	0.0	0.0
Russian Federation	—	—	—	—	—	0.0	0.0
Total	21.0	0.2	0.1	0.6	13.9	22.4	58.2

Corporate exposures, broken down by industry(1)

	December 31, 2019		December 31, 2018
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	84.6	13.6	79.6	13.0
Industry	46.6	40.7	46.9	41.0
Finance	23.3	12.8	27.6	16.6
Commodities	21.2	16.6	24.5	19.0
Consumer goods	25.1	23.8	21.8	20.4
Electricity, water and gas	13.7	4.4	15.0	5.6
Healthcare	4.8	4.6	3.5	3.2
Energy	1.8	0.2	2.5	0.5
Other	0.2	0.2	0.2	0.2
Total	221.3	116.9	221.6	119.5

(1)   In accordance with the reporting standard (GICS).

Market risk

Market risk is the risk of loss or changes in future NII due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. A distinction is made between market risk of non-market valued assets and liabilities and fair valued assets and liabilities. Market risk includes price risk in connection with sales of assets or the closing of exposures.

Risk management

SEK’s Board establishes SEK’s appetite and strategy for market risk. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Board’s Finance and Risk Committee makes decisions on limit structures, which clearly define and limit the permissible exposure to market risk. The Chief Risk Officer decides on the method for measuring market risks and proposes changes in limit structures in connection with reviews of risk appetite and limits. Market risk exposures are measured and reported on a daily basis to the CEO, and the Board’s Finance and Risk Committee at scheduled meetings. Cases where limits are exceeded are escalated without delay to the CEO, and the Board’s Finance and Risk Committee.

SEK borrows funds by issuing bonds or other debt instruments which, regardless of the market risk exposures in the bonds, are hedged by being swapped via derivatives to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at floating interest rates, or alternatively through derivatives at a floating rate, or to ensure that SEK has adequate liquidity in the form of liquidity investments and liquidity reserves. The intention is to hold assets and liabilities to maturity.

The duration of available funding matches that of lending and the maturity profile of liquidity investments is adapted to ensure that funds are available for all accepted but as yet undisbursed lending.

Unrealized changes in fair value affect the value of SEK’s assets and liabilities and impact both earnings and SEK’s own funds. SEK’s largest net exposures are to changes in spreads, mainly to credit spreads associated with assets and liabilities and to cross-currency basis spreads. Spread risks are managed by having established limits and daily limit monitoring. Currency risk excluding unrealized changes in fair value is kept low by matching assets and liabilities in terms of currencies or through the use of derivatives. In addition, accrued gains and losses in foreign currency are regularly converted to Swedish kronor. The Company’s risk appetite for market risk resulting from unmatched cash flows is low.

Risk measurement

The following describes how SEK calculates and limits market risk internally. The government compensates SEK for all interest-rate differentials, borrowing costs and net foreign-exchange losses within the CIRR-system (see note 1). The CIRR-system is therefore reported separately.

Value at Risk

SEK’s primary market risk metric is Value at Risk (VaR). VaR is a statistical market risk metric which is based on two years of daily market movements and estimates the potential loss over a one-day horizon with a confidence level of 99 percent. Historical simulations are applied to current holdings to simulate possible outcomes of value changes. Market parameters used as risk factors are interest rates, cross-currency basis spreads, credit spreads, FX rates, equities, commodity and equity indices as well as volatilities of swaptions, caps/floors, equities, commodity and equity indices and currencies. VaR is calculated for SEK’s portfolio and separately for the liquidity portfolio for positions on the balance sheet that impact own funds. At year-end, VaR for own funds amounted to Skr 18 million (year-end 2018: Skr 14 million) and for the liquidity portfolio VaR was Skr 10 million (year-end 2018: Skr 8 million). The risk appetite for corresponding exposures is Skr 100 million (year-end 2018: Skr 100 million) and Skr 50 million (year-end 2018: Skr 50 million) respectively. The increase in VaR for own funds can be explained by market movements, especially from cross-currency spreads, combined with new cross-currency swap deals and an increase in the duration of liquid assets.

Stressed VaR, Aggregated risk measure and stress tests

SEK conducts regular stress tests by applying movements in market factors that have been historically observed in the market (historical scenarios) and movements that could happen in the future (hypothetical or forward-looking scenarios). SEK calculates stressed VaR using the worst one-year period for the company since 2007. At year-end 2019, the calculation was based on the period July 2008 until June 2009.

The Aggregated risk measure is based on analyses of historical scenarios with a monthly risk horizon since 2007. The Aggregated risk measure estimates the impact on SEK’s own funds by applying historically observed movements in interest rates, cross-currency basis spreads, FX rates and credit spreads in assets. The exposure is based on the worst case scenario and calculation is done by full revaluation. At year-end 2019, the worst scenario was market movements from October 2008. The risk at year-end 2019 amounted to Skr 452 million (year-end 2018: Skr 742 million). The risk appetite is set at Skr 1,100 million (year-end 2018: Skr 1,100 million).

The forward-looking scenarios include interest rate chocks and reversed stress tests. Analyses of this type provide management with insight into the potential impact on SEK’s operations of significant movements in risk factors, or of broader market scenarios, and also continuously ensure that the risk measurement is effective.

Risk-specific measures

The VaR, Aggregated risk measure and stress tests are complemented with risk-specific measures, including interest-rate risk measures, spread-risk measures, and currency-risk measures.

Market risk, type	Definition	Risk profile
Total risk: Value at Risk (VaR), stressed VaR (sVaR)	VaR measures a potential negative impact on SEK’s own funds, in the form of unrealized gains or losses.

The risk factors that primarily drive VaR are cross-currency basis spreads and interest rates. In SEK’s liquidity portfolio, the primary driver is the bond portfolio credit spread risk. At year-end 2019 VaR for SEK and the liquidity portfolio amounted to Skr 18 million (year-end 2018: Skr 14 million) and Skr 10 million (year-end 2018: Skr 8 million), and sVaR to Skr 123 million (2018: Skr 97 million). Risk appetite were Skr 100 million (year-end 2018: Skr 100 million) and Skr 50 million (year-end 2018: Skr 50 million) respectively.

Total risk: Aggregated risk measure

The Aggregated risk measure measures a potential negative impact on SEK’s own funds as a result of unrealized value changes from historical market movements. Monthly market movements dating back as far as 2007 are applied to current holdings to simulate possible outcomes. The worst outcome is reported as the Aggregated risk measure.

The risk factors primarily driving the Aggregated risk measure are credit spreads and interest rates. Since the Aggregated risk measure is based on historical market data from 2007, the measure is comparable with stressed VaR (see above), although with another horizon. At the end of 2019, the Aggregated risk measure amounted to Skr 452 million (year-end 2018: Skr 742 million). Risk appetite was Skr 1100 million (year-end 2018: Skr 1100 million).

Interest-rate risk regarding changes in the economic value of SEK’s port-folio (EVE)

The interest-rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves. Positive and negative exposures are measured separately and whichever is largest, in absolute terms, comprises the exposure.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long-term impact of changes in interest rates. At the end of 2019, the risk amounted to Skr 252 million (year-end 2018: Skr 188 million). Risk appetite was Skr 500 million (year-end 2018: Skr 500 million).

Interest-rate risk regarding changes in future net interest income (NII)

The net interest income risk is calculated as the impact on net interest income for the coming year if interest-rate fixings, new financing and investment must take place following a positive interest-rate shift of 100 basis points. The risk per currency is totaled in absolute terms.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms for the next year. The risk measurement captures the short-term impact of changes in interest rates. A risk appetite of Skr 350 million is shared between this measure and the risk to NII from cross-currency basis spreads. At the end of 2019, the combined exposure for NII risk including risk to NII from cross-currency basis swaps was Skr 255 million (year-end 2018: Skr 237 million).

Risk to NII from cross-currency basis spreads

The 12-month risk to NII from cross-currency basis spreads is measured as the impact on SEK’s future earnings resulting from an assumed cost increase for transfers between currencies for which cross-currency basis swaps are used. The risk per currency is totaled in absolute terms.

The risk is attributable to cases where funding and lending are not matched in terms of currency and, therefore, the future cost of converting funding to the desired currency is dependent on cross-currency basis spreads. The measure is limited together with NII risk, see above.

Credit spread risk in assets

Credit spread risk in assets is calculated as a potential impact on SEK’s own funds, in the form of unrealized gains or losses, as a result of a 100 basis-point shift in the credit spreads for those assets measured at fair value.

The risk is attributable to SEK’s liquidity portfolio. At the end of 2019, the credit spread risk in assets was Skr 357 million (year-end 2018: Skr 297 million) and the credit spread risk limit in assets amounted to Skr 500 million (year-end 2018: Skr 500 million).

Credit spread risk in own debt

Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in present value after all of SEK’s credit spreads have been shifted by 20 basis points.

The risk is attributable to SEK’s structured debt measured at fair value. At year-end 2019, the credit spread risk in own debt amounted to Skr 456 million (year-end 2018: Skr 606 million).
Cross-currency basis spread risk.	The cross-currency basis spread risk measures the potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in cross-currency basis spreads.

The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio. At year-end 2019, the cross-currency basis spread risk amounted to Skr 278 million (year-end 2018: Skr 212 million) and the cross-currency basis spread risk limit amounted to Skr 450 million (year-end 2018: Skr 450 million).

Currency risk

The risk is calculated as the change in value of all foreign currency positions excluding unrealized changes in fair value at an assumed 10 percentage-point change in the exchange rate between the respective currency and the Swedish krona.

The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. At the end of 2019, the risk amounted to Skr 4 million (year-end 2018: Skr 8 million) and the limit for currency risk was Skr 15 million (year-end 2018: Skr 15 million).

Interest-rate volatility risk

The risk is measured through a number of positive and negative shifts. The risk per underlying volatility is the most negative outcome of these shifts. The risk per underlying is totaled in absolute terms.

The risk is attributable to SEK’s structured debt measured at fair value and interest rate floors in lending transactions. At the end of 2019, the risk amounted to Skr 50 million. The limit for interest-rate volatility risk was Skr 200 million.

Tenor basis spread risk

Tenor basis spread risk measures the potential impact on SEK’s economic value, in the form of unrealized gains or losses, as a result of ten basis point shifts of interest rate curves of different tenors. Positive and negative exposures are measured separately and whichever is largest, in absolute terms, comprises the exposure.

The risk is attributable to lending and borrowing with one and six month tenor which is not swapped to three month tenor. At the end of 2019, the total risk amounted to Skr 87 million.
Other risks -(equities, commodity and volatility risks)	Measures unrealized gains or losses and are calculated with the aid of stress tests of underlying indices or volatilities.

SEK’s equities and commodity risks, as well as FX volatility risks, only arise from structured borrowing. Although all structured cash flows are matched through a hedging swap, there could be an impact on SEK’s result. These risks are low, and arise because valuation of the bond, but not the swap, takes account of SEK’s own credit spread.

Risk monitoring

Market risks are measured, analyzed and reported to senior management on a daily basis. Cases where limits are exceeded are escalated without delay and managed pursuant to documented instructions. A more exhaustive analysis is conducted each month of how markets and risks have developed during the period. This is complemented with stress tests.

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1 percent).

	2019		2018
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	Total	of which, financial instruments measured at fair value through profit or loss
Foreign currency	-87	167	59	258
Swedish kronor	-140	128	-174	95
	-227	295	-115	353

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1 percent).

	2019		2018
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	Total	of which, financial instruments measured at fair value through profit or loss
Foreign currency	304	-157	-29	-272
Swedish kronor	265	-124	216	-92
	569	-281	187	-364

Assets, liabilities and derivatives denominated in foreign currency

Assets, liabilities and derivatives denominated in foreign currency (meaning currencies other than Swedish kronor) have been translated to Swedish kronor using the exchange rates applying at year-end between the currency concerned and Swedish kronor.

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

	December 31, 2019			December 31, 2018
Currency	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)
EUR	10.4474	1	-160	10.2626	1	-165
USD	9.3283	2	318	8.9674	1	188
JPY	0.0857	1	-115	0.0812	1	-185
GBP	12.2457	0	-87	11.3683	1	-133
MXN	0.4947	0	-86	—	—	—
THB	0.3118	1	-109	0.2755	1	-120
Other	—	0	-16	—	1	282
Total foreign currency position		5	-255		6	-133

Currency risk is limited to accrued net income and is hedged regularly. In accordance with SEK’s rules for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 5 million (year-end 2018: Skr 0 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts (in millions of Swedish kronor).

Skr mn	December 31, 2019	December 31, 2018
Total assets,	317,296	302,033
of which, denominated in foreign currencies	204,840	216,355
Total liabilities,	298,214	283,794
of which, denominated in foreign currencies	205,117	229,880

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

SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. For CIRR-loans, which SEK manages on behalf of the Swedish government, the Company’s credit facility with the Swedish National Debt Office is also regarded as available borrowing. The credit facility, granted by the government through the Swedish National Debt Office, amounted to Skr 125 billion in 2019 (2018: Skr 125 billion) and is available solely for CIRR-loans. In December 2019, the state established that the credit facility for 2020 will amount to Skr 125 billion. The credit facility is valid through December 31, 2020 and entitles SEK to receive financing over the maturities of the underlying CIRR-loans. This credit facility has not been utilized.

Borrowed funds not yet used to finance credits must be invested in interest-bearing securities, also known as liquidity investments. The management of liquidity investments is regulated in the Liquidity Strategy established by the Board’s Finance and Risk Committee. The size of the liquidity portfolio is adapted to cover outflows, outside the CIRR-system, attributable to: 1) committed undisbursed loans, 2) CSAs with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending. The target for SEK’s new lending capacity is to facilitate at least two months of new lending, in line with SEK’s estimated new lending requirements.

The maturity profile of liquidity investments is matched against the net of borrowing and lending. Investments must be made in assets of good credit quality. Issuers in the liquidity portfolio must have an internal risk classification of at least A-. For commercial paper and corporate bonds, however, an internal risk classification of at least BBB- is permissible as long as the remaining maturity does not exceed one year and the domicile is in Sweden, Denmark, Finland, Norway, Germany, France, Netherlands, Great Britain, United States or Japan. Such investments should take into account the liquidity of the investment under normal market conditions and the investment’s currency must comply with established guidelines. SEK intends to hold these assets to maturity and only divest them should circumstances so demand. The liquidity reserve, in which only securities regarded as highly liquid are included, accounts for a portion of SEK’s liquidity investments. The purpose of the liquidity reserve is to safeguard SEK’s short-term solvency, and to fulfil the Company’s requirement for the lowest liquidity coverage ratio (LCR).

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

Risk monitoring

Liquidity risk is monitored through regular analysis and reporting to the Board of Directors and the Treasury function. Reports are submitted to the Board on a regular basis and cover monitoring of LCR, NSFR, internal metrics, portfolio composition and liquidity stress tests.

Liquidity reserve(1)

	December 31, 2019
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	18.0	4.7	4.8	7.1	1.4
Securities issued or guaranteed by municipalities or other public entities	13.3	11.9	0.8	0,6	—
Covered bonds issued by other institutions	11.1	11.1	—	—	—
Balances with other banks and National Debt Office, overnight	—	—	—	—	—
Total Liquidity Reserve	42.4	27.7	5.6	7.7	1.4

	December 31, 2018
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	12.2	1.5	3.8	6.5	0.4
Securities issued or guaranteed by municipalities or other public entities	7.8	5.3	2.5	—	—
Covered bonds issued by other institutions	3.0	3.0	—	—	—
Balances with other banks and National Debt Office, overnight	0.3	0.3	—	—	—
Total Liquidity Reserve	23.3	10.1	6.3	6.5	0.4

(1)                                 The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments by remaining maturity (“M”)

	December 31, 2019	December 31, 2018
M < 1 year	84%	74%
1 year < M < 3 years	16%	26%
M > 3 years	0%	0%

Key figures for liquidity risk

	December 31, 2019	December 31, 2018
LCR under EU Commission’s delegated act	620%	266%
NFSR	120%	144%

Liquidity investments by exposure type as of December 31, 2019

Liquidity investment by region at December 31, 2019

Contractual flows

	December 31, 2019
Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	651	—	—	—	—	651	711	1,362
Treasuries/government bonds	1,697	1,044	4,289	1,329	—	8,359	-15	8,344
Other interest-bearing securities except loans	6,581	12,417	26,399	8,903	—	54,300	-394	53,906
Loans in the form of interestbearing securities	332	1,379	6,106	26,369	12,478	46,664	-3,037	43,627
Loans to credit institutions	486	17,204	1,928	6,334	1,592	27,544	-534	27,010
Loans to the public	4,583	10,054	33,443	86,241	44,376	178,697	-14,849	163,848
Derivatives	109	566	1,214	2,344	2,122	6,355	613	6,968
Total	14,439	42,664	73,379	131,520	60,568	322,570	-17,505	305,065
of which derivatives in hedge relationship	-8	21	432	372	633	1,450	1,171	2,621

	December 31, 2019
Skr mn	Due < 1 month	Due 1 month < 3 months	Due 3 months < 1 year	Due 1 year < 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit -institutions	-10	-3,680	—	—	—	-3,690	12	-3,678
Debt securities issued	-6,284	-27,985	-72,297	-155,386	-21,909	-283,861	14,522	-269,339
Derivatives	-978	-1,517	-1,492	-3,106	40	-7,053	-13,003	-20,056
Total	-7,272	-33,182	-73,789	-158,492	-21,869	-294,604	1,531	-293,073
of which derivatives in hedge relationship	-8	30	-747	-1,096	-139	-1,960	-1,177	-3,137

Obligations
Committed undisbursed loans	-7,094	-1,944	-13,733	-4,652	27,424
Liquidity surplus (+)/ deficit (-)	73	7,538	-14,143	-31,624	66,123	27,967
Accumulated liquidity surplus (+)/deficit (-)	73	7,611	-6,532	-38,156	27,967	27,967

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has outstanding binding offers of Skr 2.8 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 125 billion for 2019, which can be used within the CIRR-system. In December 2019, the Swedish parliament confirmed that the credit facility will continue to be available in 2020 in an amount up to Skr 125 billion. With regard to deficit in cash flow with maturity between three months and five years, SEK has the intention to refinance these through borrowing on the financial market.

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

Risk measurement

SEK measures and reports operational risk levels at least each quarter. The risk level is based on an assessment of expected loss from risks with a high rating, the scope of losses due to incidents, key risk indicators and whether any breaches of rules related to the operations requiring permits have occurred. SEK uses the standardized approach in calculating the capital requirement for operational risk.

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

Risk measurement

SEK measures and reports the risk level for sustainability risk at least quarterly. Potential sustainability risks are identified and assessed in conjunction with a new business opportunity, potential sustainability risks are identified and assessed at country, counterparty, and or business level.

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

Risk monitoring

Sustainability risk is monitored through regular analysis and reporting to the Board of Directors. Project or project-related funding with an identified elevated sustainability risk is monitored via continuous checks of compliance with the agreement’s sustainability clauses.

SEK performs stress tests for climate-related transitions risk annually. The results of the scenario analyses and stress tests are reported to the Board or the Risk Committee.

Note 27. Transactions with related parties

SEK defines related parties to the Parent Company and the Group as:

the shareholder, i.e., the Swedish government

companies and organizations that are controlled through a common owner, the Swedish government subsidiaries

key management personnel

other related parties

The Swedish government owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 38 percent (Year-end 2018: 40 percent) of the Company’s loans outstanding on December 31, 2019 were guaranteed by the Swedish government. The remuneration to EKN for the guarantees paid by SEK during 2019 amounted to Skr 0 million (2018: Skr 0 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR system), and the government’s previous concessionary credits system, refer to note 1 and note 25.

During 2019, SEK had a Skr 125 billion (2018: Skr 125 billion) credit facility with the Swedish National Debt Office which was entirely related to the CIRR-system. In December 2019, the credit facility was extended for 2020. SEK has not yet utilized the credit facility.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits (in the form of direct or pass-through loans) to entities related to the State. Transactions with such counterparties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties. The Group’s and the Parent Company’s transactions do not differ significantly. Internal transactions between the Parent Company and the subsidiaries amount to Skr - million (2018: Skr - million) for interest expenses from the Parent Company’s point of view. For further information see note 1 (b), Basis of consolidation and note 15, Shares.

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

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel of SEK or controlled by close family members to key management personnel. The following tables further summarize the Group’s transactions with its related parties:

	2019
	The shareholder, the Swedish government		Companies and organizations -controlled through a common owner, the Swedish government		Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense
Treasuries/government bonds	2,191	16	—	—	2,191	16
Other interest-bearing securities except loans	—	—	600	-4	600	-4
Loans in the form of interestbearing securities	—	—	1,699	21	1,699	21
Loans to credit institutions	—	—	2,665	87	2,665	87
Loans to the public	—	—	2,056	53	2,056	53
Settlement claim against the State(1)	9,124	—	—	—	9,124
Total	11,315	16	7,020	157	18,335	173

Debt securities issued	—	—	—	—	—	—
Other liabilities	24	—	—	—	24	—
Total	24	—	—	—	24	—

Treasuries/government bonds	103	0	—	—	103	0
Other interest-bearing securities except loans	—	—	6,847	-24	6,847	-24
Loans in the form of interestbearing securities	—	—	1,699	19	1,699	19
Loans to credit institutions	—	—	2,623	77	2,623	77
Loans to the public	—	—	2,582	53	2,582	53
Settlement claim against State(1)	3,915	—	—	—	3,915	—
Total	4,018	0	13,751	125	17,769	125

Debt securities issued	—	—	—	—	—	—
Other liabilities	18	—	—	—	18	—
Total	18	—	—	—	18	—

(1)         For information about “Settlement claim against State,” see note 16 Other assets and note 24 CIRR system.

Note 28. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Note 29. Risk and capital management

The Risk and capital management note addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, refer to note 25 Capital adequacy and note 26 Risk information, respectively.

Events in 2019

2019 was marked by an economic downturn, though occurring after years of strong growth. Conditions stabilized somewhat in the fourth quarter, albeit at a substantially lower level than at the start of the year. Developments in the geopolitical situation have helped stabilize the situation.  The first step in this direction appear to have been the trade agreement between the US and China. Remaining uncertainty primarily pertains to developments in the relationship between the US and Iran, and the political unrest in Hong Kong.

In 2019, new regulations were introduced which are now subject to implementation. SEK has started preparations for the implementation of the Banking Reform Package. Work with the reference rate framework will intensify during 2020, even if the timetables for the various reference rates have yet to be finalized. Regulations are in place to manage the financial sector over the Brexit transition period.

SEK’s capital adequacy has increased slightly in 2019. At the end of the year, the total capital ratio was 20.6 percent (2018: 20.1 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio both amounted to 20.6 percent (2018: 20.1 percent). The main reason behind the increase in capital adequacy was a lower average risk weight for the liquidity portfolio as a result of a larger share of exposure to government debt. SEK’s total exposure has increased somewhat since the end of 2018 due to the weakening of the Skr against the USD and EUR as well as due to higher lending. SEK’s largest financial risks are credit risk (Skr 7.3 billion (2018: Skr 7.0 billion) in allocated capital), market risk (Skr 1.1 billion (2018: Skr 1.1 billion) in allocated capital) and operational risk (Skr 0.2 billion (2018: Skr 0.2 billion) in allocated capital) in line with internally assessed capital adequacy. The leverage ratio amounted to 5.7 percent (2018: 5.6) at year end.

The minimum requirement for own funds and eligible liabilities (MREL) is 7.2 percent for 2020 (for 2019: 8.3) of total liabilities and own funds.  Under the applicable Swedish legislation, SEK needs to issue at least Skr 11 billion in senior non-preferred (SNP) debt before 2022, said debt being subordinate to other senior debt (senior preferred). However, current legislation does not take into account the updated Bank Recovery and Resolution Directive (BRRD II) of 2019. The government’s review committee has presented proposed legislation to include the changes in the Bank Recovery and Resolution Directive. The proposed legislation would mean that SEK needs to issue a somewhat lower volume of SNP debt. The time frame is proposed to be extended to 1 January 2024, but with a gradual transition period to be decided by the Swedish National Debt Office.

SEK’s liquidity was stable during the year. Capacity for managing operational and structural liquidity risk has been good. This was confirmed by new lending capacity, which has been at a high level and amounted to 5 months (2018: 5 months), and by the liquidity coverage ratio (LCR), which was 620 percent (2018: 266) at year end. The net stable funding ratio (NSFR) amounted to 120 percent (2018: 144) at year end. The decline in the NSFR was partly attributable to the fact that SEK chose to change a calculation method from second quarter of 2019.

The VaR for all positions at fair value amounted to Skr 18 million (2018: Skr 14 million) at year end.

Capital target

The company’s capital target, which is one of the principal control instruments, is established by the Swedish Government at a general meeting of the shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that regulatory requirements are met, even in the event of deep economic declines. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. The capital target was changed at the Extraordinary General Meeting in June 2019. The capital target is for SEK’s total capital ratio to amount to between two (2) and four (4) percentage points over the requirement communicated by the Swedish FSA. Moreover, SEK’s Common Equity Tier 1 ratio is in total at least four (4) percentage points above the requirement communicated by the Swedish FSA. As a result of the Swedish FSA’s review and evaluation process, SEK was required to have a total capital ratio of 16.4 percent (September 30, 2018: 16.7), based on the balance sheet at September 30, 2019, as compared with a total capital ratio and CET1 ratio on December 31, 2019 of 20.6 percent (December 31, 2018: 20.1), which means that SEK meets the capital target.

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

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, a shared approach and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework (see the Risk Framework illustration).

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

Control and monitoring — SEK checks and monitors compliance with capital targets, risk appetite, limits, risk management and internal and external regulations to ensure that risk exposures are kept at an acceptable level for SEK and that risk management is effective and appropriate.

Internal capital and liquidity assessment processes

The internal capital adequacy assessment process is an integral part of SEK’s strategic planning1. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet the regulatory requirements under both normal and stressed financial conditions and to support SEK’s high credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or can be exposed to. The capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate level of capital. Capital adequacy assessments are conducted at least for the forthcoming three-year period.

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

Liquidity and refinancing risk

Liquidity and refinancing risk is the risk, of the Company not being able to refinance its existing assets or being unable to meet increased demands for liquid funds. Liquidity risk also includes the risk of the Company having to borrow at an unfavorable interest rate or needing to sell assets at unfavorable prices in order to meet its payment commitments. Liquidity risk encompasses refinancing risk and market liquidity risk.

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

Credit risk

Credit risk is the risk of losses due to the failure of a credit (or an arrangement similar to that of a credit) to be fulfilled. Credit risk is divided into issuer risk, counterparty risk, concentration risk, settlement risk and country risk (including transfer risk).

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

•        Credit-risk-related concentration risk must not exceed 30 percent of the Swedish FSA’s assessed total capital requirement for credit risk.

•        The Company’s net exposures to counterparties in the segment <BB- must not exceed 80 percent of SEK’s Tier 1 capital.

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

Risk class	Risk profile	Risk appetite metrics	Risk management

Market risk

Market risk is the risk of loss or reduction of future net income due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. A distinction should be made between market risk for assets and liabilities not marked to market, and financial assets and liabilities at fair value. Market risk includes price risk in connection with sales of assets or the closing of exposures.

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

Operational risk
Operational risk is the risk of losses resulting from inappropriate, inadequate or faulty processes or procedures, systems, human error, or from external events. Operational risk includes legal, IT and information security risk.

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

Risk class	Risk profile	Risk appetite metrics	Risk management

but no later than within six months. • Critical external audit remarks must be mitigated without delay, but no later than within two months.

Compliance risk
Compliance risk is the risk of failure to meet obligations pursuant on the one hand to legislation, ordinances and other regulations, and on the other hand to internal rules.. Compliance risk includes the risk of money laundering and financing of terrorism.

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

Business and strategic risk

Business risk is the risk of an unexpected decline in revenue resulting from, for example, changes to competitive conditions with a consequent decrease in volumes and/or falling margins.

Strategic risk is the risk of lower revenue because strategic initiatives fail to achieve the pursued results, inefficient organizational changes, improper implementation of decisions, unwanted effects from outsourcing, or the lack of adequate response to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors.

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

Sustainability risk
Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively with respect to business ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child rights perspective; labor conditions encompasses gender equality and diversity; and ethics includes tax transparency.

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

February 24, 2020