Form 20-F
period 2020-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2021-02-23
CIK 352960

As filed with the Securities and Exchange Commission on February 23, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2020

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from ________________to _________

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

P.O. Box 194, SE-101 23 Stockholm

Email: Stefan.Friberg@sek.se

Phone 46-8-613 88 05, Fax 46-72-717 88 05

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

☑ Yes      ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes       ☑  No

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

Yes ☑      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

---------------------------

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

The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the consolidated statement of financial position of SEK and its subsidiaries as of December 31, 2020 and December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes.. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2019: Skr 10 million)” means that the relevant figure for 2019, or as of December 31, 2019, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations, capital reports and the annual report for the financial year of 2020, is available at www.sek.se/en/for-investors. None of the foregoing reports or presentations, nor any other information available on or accessible through SEK’s website is incorporated herein by reference.

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

Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SEK undertakes no obligation to update any forward-looking statement in light of new information or future events, although SEK intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond SEK’s control. Readers are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

•	COVID-19 has had an, and could have a further, adverse effect on SEK’s business;
•	disruptions in the financial markets or economic recessions, including as a result of geopolitical instability and the recent global outbreak of COVID-19, have had an, and could have a further, adverse effect on SEK’s operations or financial performance;
•	disruptions in the financial markets or economic recessions (including as a result of the recent global outbreak of COVID-19) have had an, and could have a further, adverse effect on the the credit quality of borrowers and cause risk to other counterparties, which may, in turn, cause SEK to incur credit losses or affect the value of its assets;
•	reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfil its obligations;
•	changes in laws, regulations or accounting standards may adversely affect SEK’s business;
•	SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions;
•	losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective;
•	fluctuations in foreign currency exchange rates could harm SEK’s business;
•	increasing competition may adversely affect SEK’s income and business;
•	SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt;
•	developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries;
•	negative interest rates may have an impact on SEK’s profitability; and
•	the transition from the use of the London interbank offered rate (LIBOR) may adversely affect SEK’s profitability.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required as this 20-F is filed as an annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an annual report.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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

COVID-19 has had an, and could have a further, adverse effect on SEK’s business.

While the direct and indirect impact of the continued global COVID-19 pandemic remains uncertain, a majority of central banks and governments have announced financial stimulus packages in order to counteract negative GDP developments during 2020. Concerns remain as to whether these policy tools will counter anticipated macro-economic risks. While markets stabilized and GDP outlook grew more positive by the end of 2020, a prolongation of the outbreak could significantly affect global economic growth and business operations across the global economy, both as a result of weakened economic activity and in terms of the health and wellbeing of employees being affected. Such weakening of the economy could have a material adverse impact on the financial performance or operations of counterparties to SEK, and correspondingly impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity. Although the overall impact of COVID-19 on SEK’s financial condition and results of operations during 2020 was limited (due in part to the increased demand for lending amidst reduced access to capital markets and other forms of financing), there can be no assurance that the impacts on SEK will remain limited amidst a prolongation of the outbreak. In terms of credit losses, for example, although SEK has as of December 31, 2020 made an adjustment to increase estimated credit losses in order to seek to ensure that provisioning levels sufficiently capture expected future developments, there can be no assurance that actual credit losses will not exceed this increased estimate or that further such increases will not be required.

The unforeseen transition from normal on-site office work to working remotely amidst the COVID-19 pandemic has also created challenges in terms of deploying technical solutions for internal communication and operations. Although, as a result of quick mobilization and active management during the spring of 2020, SEK managed to resolve the initial challenges in a timely manner and ensured the continuity of its operations with limited impact on SEK’s business or the Group’s clients, there can be no assurance that these technical solutions will remain sufficient and other challenges from working remotely will not emerge.

The COVID-19 pandemic continues to rapidly evolve. There may be other material adverse impacts on SEK’s business, operations and financial condition that are unpredictable at this time. The extent of the impact of COVID-19 on SEK’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the length of time government and commercial travel limitations are in place, the effectiveness of SEK’s work arrangements from home, the successful execution of plans in connection with eventual return of its personnel to SEK’s office, actions taken by governmental authorities in response to the pandemic, as well as other direct and indirect impacts on SEK and its customers, vendors and other stakeholders. As such, the impact on SEK’s employees, clients and the markets in which SEK operates are uncertain at this time and cannot be predicted.

Disruptions in the financial markets or economic recessions, including as a result of geopolitical instability and the recent global outbreak of COVID-19, have had an, and could have a further, adverse effect on SEK’s operations or financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainty remains concerning the outlook and the future economic environment related to recent events in those regions, such as the impacts of the global outbreak of COVID-19, a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the withdrawal of the UK from the EU on January 31, 2020. Although SEK does not have operations in the UK, a large portion of SEK’s borrowings are arranged through banks in the UK. If SEK fails to maintain these agreements on favorable terms following Brexit or the agreements completed with such UK banks’ EU-based affiliates cannot be utilized effectively, SEK’s business and financial performance will suffer. Uncertainties remain as to what, if any, impact a new regulatory regime in the UK and in the EU will have on these agreements.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances – including, but not limited to, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities – may have negative consequences for the companies and industries that the Group provides financing to as well as the financial condition of SEK’s financial counterparties and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfil its debt obligations.

Disruptions in the financial markets or economic recessions (including as a result of the recent global outbreak of COVID-19) have had an, and could have a further, adverse effect on the credit quality of borrowers and cause risk to other counterparties, which may, in turn, cause SEK to incur credit losses or affect the value of its assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s business. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions (including as a result of the recent global outbreak of COVID-19) may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfil their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers’ or counterparties’ credit demand or that they may become delinquent in their loans or other obligations to SEK. For example, following the 2007/2008 financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Amidst the COVID-19 pandemic, SEK has as per December 31, 2020 made an adjustment to increase estimated credit losses in order to seek to ensure that provisioning levels sufficiently capture expected future developments. There can be no assurances, however, that this increase will be sufficient to provide for all credit losses that actually occur, particularly if the COVID-19 pandemic is prolonged and its adverse economic effects more enduring or severe than currently anticipated. If SEK’s current estimated credit losses prove to have been insufficient, higher credit losses would be incurred than those reflected by SEK’s provisioning levels, which could have a material adverse effect on SEK’s financial results, SEK’s capital ratios and the ability of the Company to fulfil its debt obligations.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfil its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers of similar standing to obtain financing. Although SEK has been able to finance its operations successfully to date, factors outside of SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the recent global outbreak of COVID-19, for example, global markets became extremely turbulent and volatile during the spring of 2020 and SEK experienced an increase in costs of funding through the international capital markets, as did other issuers during the same period. The same occurred as a result of the financial crisis in 2008. In both periods, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but currently and in the future that might not be possible. This could result in more expensive access to the capital markets, which could in turn, have a material adverse effect on SEK’s results of operations.

An additional key factor influencing the cost and availability of financing is SEK’s credit rating. Although the Group has favorable credit ratings from various credit rating agencies currently, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, prudential measures as well as government support and SEK’s public policy role. Although SEK’s owner (the Swedish State) has reaffirmed continued support for SEK’s current public policy role, there is a risk that this stance could change in the future. Deterioration in any one of these factors or any combination of these factors may lead rating agencies to downgrade of SEK’s credit ratings. If SEK were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely have a material adverse effect on the Group’s profit margins and earnings, and harm its overall liquidity and business and its ability to fulfil its obligations.

Changes in laws, regulations or accounting standards may adversely affect SEK’s business.

SEK’s business is subject to regulation and regulatory oversight. In particular, SEK is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Any significant legal or regulatory developments could affect the manner in which SEK conducts its business and the results of SEK’s operations. Changes to existing laws, or the interpretation or enforcement of laws, may directly impact SEK’s business, results of operations and financial condition.

In response to the financial crisis in 2008, financial regulators around the world have issued and continue to issue significant regulatory and legislative changes resulting in broad reform and increased regulation impacting financial service companies, including SEK. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those in Sweden), could materially and adversely affect SEK’s authorization to operate, business, financial condition or results of operation and/or ability to repay its debt. For example, as a result of legislative changes in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to the Swedish resolution fund intended to support the recovery of credit institutions, which has adversely affected SEK’s results of operations to some extent.

The European Bank Recovery and Resolution Directive (the “BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies and was implemented into Swedish law in 2016 by the Resolution Act (2015:1016) (as amended, the “Resolution Act”). In accordance with the BRRD, SEK is subject to a minimum requirement for own funds and eligible liabilities (“MREL”), which is a parallel requirement to the Capital Requirements Regulation (Regulation (EU) no. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no. 648/2012 or the “CRR”) in the European Union. For 2021, SEK’s minimum MREL requirement is 7.0 percent (for 2020: 7.2 percent). SEK meets these requirements at present since a portion of its senior debt can currently be included towards the requirement. Under currently applicable Swedish legislation, however, SEK would need to issue at least Skr 12 billion in senior non-preferred (SNP) debt before 2024, with said debt being subordinate (contractually or by statute) to other senior debt (senior preferred). Issuance of such SNP debt is expected to start in 2021. Under currently applicable rules, SEK expects SNP issuance of at least the equivalent of USD 1.4 billion prior to 2024, starting with USD 0.7 billion in 2021. In addition to SNP debt, SEK also intends to issue instruments with largely similar features but with preferred ranking (e.g. “MREL Senior Preferred Notes” under SEK’s US Medium-Term Notes Program) which are expected to meet MREL requirements at least during a transitional period. However, the amount and timing of SEK’s new issuance needs remains uncertain, including because the updated Bank Recovery and Resolution Directive (BRRD II) of 2019 has not yet been fully implemented in Swedish law and the Swedish government’s review committee has presented proposed legislation which, if adopted, would mean that SEK needs to issue a somewhat lower volume of SNP debt and under a more gradual transition period through January 1, 2024. Further, if SEK does not comply with its capital requirements, the national resolution authority in Sweden (Riksgäldskontoret or the “Swedish National Debt Office”) may require SEK to fulfill its requirements by issuing capital in the form of SNP bonds. Whatever the amount and timing of SNP issuances that may ultimately be required, there is a risk that SEK may experience difficulties in issuing SNP bonds or, even if issuances can be undertaken successfully, that the interest rate on these bonds may be considerably higher than on other debt securities issued, which would negatively impact SEK’s profitability. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Supervisory Authorities”.

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

In addition, in the wake of the financial disruptions from 2008 and onwards, the Basel Committee on Banking Supervision (the “Basel Committee”) has revised the Basel regime to provide for new, stricter regulations with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions will need to maintain relatively more own funds (capital base) in relation to their risk-weighted assets as well as better matched borrowing in relation to their obligations. Furthermore, stricter rules on which assets can be defined as liquidity reserves as well as stricter requirements on the clearing of derivatives may also affect international capital markets. Additionally, uncertainty still remains with regards to some areas of the new requirements. While the national adoption of Capital Requirement Directive 2019/878 (“CRD V”) was completed during the fourth quarter of 2020 and the Capital Requirement Regulation 2019/876 (“CRR II”) will enter into force on June 28, 2021. Certain aspects of the new requirements are not yet fully defined. As an example, the new Pillar 2 Guidance requirements will be applied to Swedish institutions as part of the next Supervisory Review and Evaluation Process. Although the Swedish FSA has indicated that the requirement based on the Pillar 2 guidance will amount to an additional 1% - 1.5% CET1 for the risk based requirement and 0.2% - 0.5% CET1 for the leverage ratio requirement for the majority of Swedish institutions, the institute-specific requirement for SEK has not yet been communicated. Underestimations of the upcoming requirements could have an impact on SEK’s capital adequacy, and ultimately, its business, results of operations and financial condition.

In December 2017, the Basel Committee introduced final revisions to the Basel III capital framework to reduce the variability of risk weighted assets within the banking system (the “2017 Revisions”). The 2017 Revisions must first be implemented into EU legislation before they can impact SEK’s capital requirements. Even though SEK expects to meet the revised requirements based on current market assumptions, the 2017 Revisions, once implemented, may materially constrain SEK’s business plans and negatively impact profitability. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Capital adequacy regulations” below.

European Market Infrastructure Regulation (EMIR), a regulation regarding over-the-counter (“OTC”) derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. Since then, various parts of the regulation have been introduced. One of the major revisions relates to risk mitigating techniques, where new bilateral margin requirements are imposed on OTC-derivatives. The application date for the new initial margin requirements for OTC-derivatives was postponed from September 2021 until September 2022. Under the new requirements, SEK may be required to post additional collateral in its OTC derivative transactions which may incur increased costs impacting SEK’s business, results of operations and financial condition.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Increased market volatility, illiquid market conditions and disruptions in the credit markets, including those observed during spring of 2020 and in certain periods since, make it difficult to value SEK’s assets and liabilities during certain periods. In particular, SEK is exposed to changes in the fair value of certain assets of liabilities due to unrealized gains and losses (e.g. in the form of changes in currency basis spread). Such changes in fair value can have a negative impact on SEK’s results as reported under IFRS.

Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of SEK’s assets or liabilities in future periods. Furthermore, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could have an impact on the valuation of SEK’s assets and liabilities, and may therefore have an adverse effect on the Group’s financial condition in future periods.

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

In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including potentially as a result of the global outbreak of COVID-19, may serve to challenge the availability and effectiveness of hedging instruments or strategies. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of SEK’s hedge to become ineffective, resulting in potential losses. An inability to hedge any material risks could result in additional losses, which could have an adverse effect on SEK’s financial condition and its ability to fulfil its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, the Group faces exposure to adverse movements in foreign currency exchange rates. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of the Group’s foreign-currency obligations. SEK’s exposure to foreign currency exchange risk is caused primarily by fluctuations in the Swedish krona (“Skr”)/United States dollar (“USD”) exchange rate and the Skr/Euro exchange rate. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies. Higher inflation in certain countries, including in the United States or in Europe, may also result in devaluation of currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts. Furthermore, SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could therefore have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Increasing competition may adversely affect SEK’s income and business.

The financial services industry is highly competitive. SEK’s lending business, other than the CIRR-system, faces competition from other Swedish and foreign financial institutions, as well as from direct and indirect financing programs of exporters, and competition is increasing. SEK competes on the basis of a number of factors including service, product innovation, product features, price, commission structures, financial strength and name recognition. Some of SEK’s competitors offer a broader array of products or may have more competitive pricing or greater financial resources than SEK. If the Group is unable to match the products and services of its competitors or has to lower its prices or rates in order to compete for customer business, investments or financing, it could result in lower lending volume, decreased revenue and increased costs, all of which could have a material adverse effect on SEK’s business and its ability to repay its debts.

SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s business is dependent on the ability to process complex transactions in an efficient and accurate manner. Operational risk for a financial institution such as SEK can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or future malware and the failure of external systems such as those of SEK’s suppliers or counterparties. These risks could be exacerbated under the current conditions as a result of the global outbreak of COVID-19. Despite having taken preventative actions to protect the security of its information relative to its perceived risks, SEK may nevertheless experience major security failures, data losses, cyber-attacks or breaches in the future, which could have a material adverse effect on SEK’s business. Failure to address operational risk and increased regulatory requirements relating to operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance or ability to repay its debt. For example, SEK has in the past incurred additional costs related to the enhancement of IT-system due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.SEK’s reputation could also be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments and expectations. A significant failure in managing SEK’s operational risk could materially and adversely affect the Company’s business, financial condition, results of operation or ability to repay its debt.

Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

The Group grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant number of SEK’s loans are guaranteed by the Swedish Export Credits Guarantee Board (the “EKN”) (39% and 38% as of December 31, 2020 and 2019, respectively), SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the Group’s net income and have a material adverse effect on the Group’s results of operations, business prospects and financial condition. Additionally, new EU regulation 2019/630 regarding minimum loss coverage for non-performing loan exposures, which requires institutions to deduct any shortfall between accounting provisions and regulatory prescribed coverage ratios for both secured and non-secured loan exposures, may also affect SEK’s own funds, capital ratios and financial condition.

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

As a result of recent regulatory and other legal proceedings, actions by regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined, its discontinuance or the establishment of alternative reference rates. In July 2017, the head of the U.K. Financial Conduct Authority (FCA), which regulates LIBOR, announced plans to phase out the use of LIBOR by the end of 2021. Following new consultation from the FCA, the phase out of certain USD LIBOR tenors is proposed to be postponed until the end of June 2023. For the Euro Interbank Offered Rate (“EURIBOR”) and the Stockholm Interbank Offered Rate (“STIBOR”), which are also significant reference rates for SEK, no formal end date has been announced.

The Alternative Reference Rates Committee (ARRC) as well as the Federal Reserve Board (FRB) have declared that the Secured Overnight Financing Rate (“SOFR”) will replace USD LIBOR. The market continues to develop in relation to SOFR as a reference rate for floating rate notes. The continued development of SOFR rates and the market infrastructure for adopting such rates could result in reduced liquidity, increased volatility or could otherwise affect the market price of any SOFR-linked notes that SEK may issue. For the sterling market, the Sterling Over Night Index Average (“SONIA”) is expected to become an acceptable alternative to LIBOR. However, until a formal decision has been made there is still uncertainty with regards to the replacement of LIBOR.

At this time, it is not possible to fully predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR, EURIBOR, STIBOR or any other reference rate, the establishment of alternative reference rates, or the impact of any such events on contractual mechanisms may have on the markets, SEK or the Company’s floating rate debt securities. It is still uncertain at what rate liquidity in the market in new instruments linked to SOFR will build up, but with regard to U.S. dollar floating rate debt securities, SEK has switched from issuing LIBOR-linked floating rate notes to SOFR-linked floating rate notes. SEK’s exposure that is directly affected by the interest rate benchmark reform, however, mainly relates to its lending contracts with floating interest rates, its lending and borrowing contracts with fixed interest rates that are hedged to floating interest rates as well as currency swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. As of December 31, 2020, SEK has approximately USD 450 million (maturing by July 15, 2021), USD 1.2 billion (maturing by December 13, 2021) and JPY 1 billion (maturing by June 20, 2023) of outstanding debt linked to LIBOR. This debt generally includes fallback features that would allow for the use of an alternative rate if LIBOR is no longer available. In addition, SEK is working on a cross-organizational project to renegotiate legacy business in reliance on LIBOR, introducing robust fallback provision in new trades and generally following recommended guidelines from the International Swaps and Derivatives Association (ISDA), International Capital Markets Association (ICMA) and Alternative Reference Rates Committee (ARCC). However, the use of an alternative rate could result in increased costs and margin decompression for SEK going forward, impacting SEK’s business, results of operations and financial condition. Depending on market developments, SEK may also experience increased borrowing and hedging costs in the future. Conversely, the use of an alternative rate could also reduce the interest paid on SEK’s floating rate notes which could adversely affect the value and market for those notes. Furthermore, uncertainty as to the nature of the potential discontinuance, modification, alternative reference rates or other reforms of LIBOR may negatively impact market liquidity, SEK’s access to funding required to operate the business and the trading market for the Company’s floating rate debt securities.

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A.  History and Development of the Group and the Parent Company

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

2020

•	Exporters’ financing needs have been significantly higher than normal, and in 2020, SEK lent Skr 125.5 billion (2019: Skr 74.5 billion) and set a new lending record for the Company. New lending to Swedish exporters was Skr 62.2 billion (2019: Skr 24.9 billion) and new lending to exporters’ customers amounted to Skr 63.3 billion (2019: Skr 49.6 billion).
•	The high level of lending during the year resulted in net interest income of Skr 1,946 million (2019: Skr 1,717 million) representing SEK’s second-highest level of net interest income in any given year to date.
•	There is a global need for investment to reach the reduced carbon emissions goals contained in the Paris Agreement, and the pace of transition has accelerated during the COVID-19 pandemic. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Over the year, SEK has increased its focus on financing this transition in Sweden and internationally.
•	As a consequence of COVID-19 infection risk, most of our employees are continuing to work remotely. Working from home has been highly effective from both a technical and a practical standpoint. The majority of client meetings are also conducted remotely, which has worked well, and slowly but surely, onboarding of new clients has started to pick up. However, the number of new clients is down from our expectations at the start of the year.
•	SEK’s new lending to green projects totaled Skr 10.8 billion in 2020 (2019: Skr 3.1 billion).
•	SEK’s net interest income amounted to Skr 1,946 million (2019: Skr 1,717 million). Net interest income was affected positively by a lower resolution fee of Skr 86 million (2019: Skr 169 million) which SEK is required to pay to a fund to support the recovery of credit institutions.
•	SEK has a credit facility with the Swedish National Debt Office of Skr 200 billion, renewed through the end of 2021 by the Swedish Parliament, in order to further enhance the ability to promote the Swedish export industry. SEK has utilized the credit facility during 2020 and borrowed Skr 10 billion. The credit facility can be used both within the current CIRR-system and, up to Skr 15 billion, for commercial export financing.

•	The Board of Directors of SEK (the “Board”) has resolved to propose at the Annual General Meeting that a total dividend of Skr 290 million (2019: 0) be paid in accordance with SEK’s dividend policy of 30 percent of the profit of the year.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the CIRR-system. With support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries, which have similar support from their respective domestic export credit agencies and which also provide government-supported export credits. SEK also helps Swedish export companies compete with other export companies outside the OECD member countries. SEK’s lending, excluding the CIRR-system, faces competition from other Swedish and foreign financial institutions, as well as from the direct and indirect financing programs of exporters themselves.

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2020 and 2019:

	Year ended December 31,
Skr mn	2020	2019	Changes in percent
Total loans outstanding(A)	231,678	217,594	6%
of which CIRR-system	69,163	76,120	-9%
Total debt outstanding	287,462	273,017	5%
of which CIRR-system	69,289	76,257	-9%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

Lending Operations – General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2020:

	Year ended December 31,
Skr mn	2020	2019	Changes in percent
Offers of long-term loans accepted	125,470	74,515	68%
Total loan disbursements	-126,615	-67,410	88%
Total loan repayments	100,370	69,824	44%
Total net increase in loans outstanding	14,084	8,368	68%
Loans outstanding	231,678	217,594	6%
Loan commitments outstanding but undisbursed(A)	57,213	52,150	10%

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

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2020	2019	2018	2017	2016
Lending to exporters' customers	111,628	121,165	119,467	102,060	113,738
of which CIRR-system	69,163	76,120	69,922	49,124	49,802

Lending to Swedish exporters	120,050	96,429	89,759	93,060	94,962
of which CIRR-system	-	-	-	-	-
Total	231,678	217,594	209,226	195,120	208,700
of which CIRR-system	69,163	76,120	69,922	49,124	49,802

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

CIRR-system

SEK treats the CIRR-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the CIRR-system are reimbursed by (or paid to) the Swedish State, any loan losses that may be incurred under such programs are not reimbursed by the Swedish State. Accordingly, SEK has to obtain appropriate credit support for those loans as well. All of the lending under the CIRR-system is reported on SEK’s Consolidated Statement of Financial Position. SEK has consequently presented the financial results of the CIRR-system in the Consolidated Statement of Comprehensive Income as the gross amounts collected and paid in accordance with the agreement with the Swedish State. This principle is a change in this annual report on Form 20-F for the year ended December 31, 2020. Previously, SEK presented the financial results of the CIRR-system in the Consolidated Statement of Comprehensive Income as the amount of net commission received, accounted for as interest income rather than presenting the gross amounts collected and paid in accordance with the agreement with the Swedish State. [See Note 1 to the Consolidated Financial Statements for further details.] In general, loans under the program are guaranteed by the EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

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

SEK reports loans in the following categories:

Loan Types and Underwriting Policies

(a) Lending to Swedish exporters

(b) Lending to exporters’ customers

o	export credits;
o	loans for the funding of export lease agreements;
o	trade finance; and
o	project finance.

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

SEK previously participated with government agencies in an export-financing program (the “Concessionary Credit Program”) financed by the Swedish State to promote exports to certain developing countries, incorporating a foreign aid element of at least 35 percent. Sweden is no longer providing new concessionary credits under the program, but SEK still has loans from the program outstanding on its balance sheet. Terms varied according to the per capita income of the importing country.

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

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2020	2019
Government export credit agencies	154.1	145.5
of which covered corporate exposures	95.9	92.5
of which covered exposures to financial institutions	0.0	0.0
of which covered exposures to regional governments	1.4	1.7
of which covered sovereign exposures	56.8	51.3

As of December 31, 2020, government export credit agencies guaranteed 42.9 percent (2019: 41.9 percent) of SEK's total credit exposures.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2020.

	Percentage of loan offers accepted
Currency in which loan is denominated	2020	2019
Swedish kronor	40%	34%
Euros	14%	13%
U.S. dollars	42%	48%
Other	4%	5%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 29 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2020 and December 31, 2019. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2020	2019
Loan credit exposure to Swedish State guarantees via EKN(A)	40%	40%
Loan credit exposure to Swedish credit institutions(B)	3%	3%
Loan credit exposure to foreign bank groups or governments(C)	8%	9%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	34%	32%
Loan credit exposure to municipalities	2%	3%
Loan credit exposure to other foreign counterparties, primarily corporations	13%	13%
Total	100%	100%

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

(B) At December 31, 2020, loans in this category amounting to approximately 1 percent (2019: 1 percent) of total loans were obligations of the four largest commercial bank groups in Sweden, including guarantees in the form of bank guarantees or credit derivatives. The remaining 2 percent (2019: 2 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden, including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2020, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2020, approximately 12 percent (2019: 12 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “—Lending Operations—General” for information on the geographical distribution of borrowers, see also Note 26 to the Consolidated Financial Statements.

Swedish Government Supervision

Supervisory Authorities

SEK operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (2004:297). As such, it is subject to supervision and regulation by Finansinspektionen (the “Swedish FSA”), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Swedish Banking and Financing Business Act, including the regulations linked to it, and such institutions’ corporate charters. This supervision with respect to the Group’s minimum capital and liquidity requirements covers the Parent Company but not the Subsidiary because the Subsidiary is not classified as a credit market institution. Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, quarterly, semi-annual and annual basis and may conduct periodic inspections. The Swedish FSA has also classified SEK as a level 2 institute in accordance with the EU Supervisory Review and Evaluation Process (SREP). As such, the Swedish FSA also carries out the SREP, which entails a more detailed review and evaluation of SEK’s governance, risk management, internal control as well as capital and liquidity planning, every two years. The Swedish FSA may also (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

The Swedish National Debt Office requires information to be reported by credit institutions, including SEK, in accordance with the Resolution Act. The Resolution Act originates from the BRRD, which provides an EU-wide framework for the recovery and resolution of credit institutions, among others. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system. The information is used to set the minimum requirement for own funds and eligible liabilities for the credit institution. The Swedish National Debt Office has concluded that nine Swedish institutions, including SEK, have business activities that are critical to the Swedish financial system and have prepared plans that outline the measures that the Swedish National Debt Office intends to take in the event of resolution. The Swedish National Debt Office has also set a minimum requirement for own funds and eligible liabilities for those institutions. Pursuant to the Swedish National Debt Office’s decision concerning the next reporting period, in 2021, the minimum requirement of own funds and eligible liabilities for SEK is 7.0 percent (2020: 7.2 percent), as calculated in accordance with the Resolution Act. Currently these requirements must be met with own funds and senior non-preferred bonds as of January 1, 2024. However, this legislation does not take into account the updated Bank Recovery and Resolution Directive of 2019 (“BRRD III”). The government´s review committee has presented a proposed legislation to include the changes in the Bank Recovery and Resolution Directive.  According to this proposal SEK would need to issue a somewhat lower volume of senior non-preferred debt with a gradual transition period until January 1, 2024. For more information, see Item 3 “Key Information—D. Risk Factors”.

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

The main structure of Basel III consists of three “Pillars” as follows:

(i) Pillar 1 deals with minimum capital requirements for credit risks, credit valuation adjustment risks and market risks as well as for operational risks, based on explicit calculation rules. Under Pillar 1, an institution must at all times have own funds that in size and composition are sufficient to meet those minimum capital requirements. The capital requirements and the own funds are calculated in accordance with the CRR. Pillar 1 allows institutions to choose between some alternative methods based on their size, complexity, type of operations and subject to certain conditions. For credit risk, the standardized approach is the simplest approach, containing risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication under Pillar 1 regarding credit risk is called the foundation internal rating-based (“IRB”) approach. Under the foundation IRB approach, the risk weights, and therefore the capital requirements, are partially based on institutions’ internal risk classifications of their exposures and counterparties. SEK’s permission to base its capital requirement for credit risk on the IRB approach covers most of the Company’s exposures.

(ii) Pillar 2 pertains to national supervisory authorities’ evaluation of risks and describes requirements for institutions’ processes for risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP) also takes qualitative risks into account. SEK annually assesses the development of its future capital and liquidity requirements and available capital primarily in connection with the update of its three-year business plan. Furthermore, each quarter, the Swedish FSA publishes the result of its assessments on the capital adequacy reflecting additional requirements for risks not covered by the Pillar 1 for the ten largest financial institutions in Sweden, including SEK. This publication covers additional estimates of concentration risk, sovereign risk, market risk and pension risk. Moreover, it reflects the ICAAP, where the additional risks are included and evaluated annually.

(iii) Pillar 3 concerns and places requirements on transparency and comparability and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. Under CRR II (discussed below), the EU introduced formal revision to the disclosure framework with extended scope, application and frequency of Pillar 3 disclosures for large and listed institutions. SEK meets the criteria for large and listed institutions and will as of June 30, 2021 be required to observe new quarterly, semi-annual and annual disclosure requirements going forward.

In November 2016, the European Commission presented a proposal to revise the CRD IV and the CRR with the purpose of making European financial institutions more stable and resilient. In May 2019, the European Parliament and the Council of the European Union approved the EU Commissions proposal for replacing CRD IV and CRR as part of the EU Banking Reform Package (effective from June 2019) with CRD V and CRR II. The amendments serve to implement binding minimum requirements for leverage ratios and net stable funding ratios while also introducing a revised market risk framework (FRTB), a new standardized approach for counterparty credit risk (SA-CCR), minimum requirement for own funds and eligible liabilities (MREL), changes to the large exposure framework as well as changes to the Pillar 2 and Pillar 3 frameworks. CRR II, which is directly applicable in law in all EU member states, will enter into force on June 28, 2021. CRD V was adopted into Swedish national law on December 9, 2020 and entered into force on December 29, 2020.

CRD V also introduced the mandate for competent authorities to define appropriate levels of own funds for institutions. Any difference between the assessed appropriate level of own funds and the minimum own funds requirement, Pillar 2 requirements and the combined buffer requirement will be communicated by the competent authorities to the institution in a non-binding recommendation. While the Pillar 2 guidance does not constitute a formal binding requirement, the Swedish FSA expects institutions to follow the recommendation, and retains the option of enforcing the Pillar 2 guidance as a Pillar 2 capital requirement following failure to adhere to the authority’s recommendation. The final Pillar 2 guidance will be institute-specific and will be formally communicated during the next Supervisory Review and Evaluation Process (SREP).

Moreover, the Basel Committee introduced the 2017 Revisions to the Basel III capital framework to reduce the variability of risk-weighted assets within the banking system. The 2017 Revisions include an output floor, altered standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches and changes in leverage ratio requirements. The 2017 Revisions will enter into force on January 1, 2023. However, the output floor, which is designed to ensure that banks’ capital requirements calculated under internal models-based approaches may not fall below 72.5% of the capital requirements required under the standardized approaches, will be phased in incrementally over five years, becoming fully effective on January 1, 2028. The 2017 Revisions must first be implemented into EU legislation before they can become binding capital requirements.

Liquidity standards

As mentioned above, the CRR also includes liquidity standards: the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”). The LCR requires that a bank holds enough high quality liquid assets to cover its projected net cash outflows over a 30-day stress scenario. The European Commission has adopted a delegated regulation on LCR. The detailed LCR rules came into force on October 1, 2015 and require institutions, including SEK, to maintain a LCR of at least 100 percent from 2018. In addition, the Swedish FSA requires institutions to maintain a LCR of at least 100 percent separately in euro and USD and also a LCR of at least 75 percent in Skr and other significant currencies. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of its assets and off-balance sheet activities under both normal and stressed conditions. A requirement to maintain a NSFR ratio of at least 100 percent will enter into force on June 30, 2021. SEK has consistently maintained an LCR and NSFR in excess of minimum requirements. See Note 26 to the Consolidated Financial Statements for further details on liquidity standards.

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

	Minimum Capital Requirement[1]		Minimum Capital Requirement[1] including Buffers Requirement		SEK Capital Ratios
Capital Ratios	2020	2019	2020	2019	2020	2019
Common Equity Tier 1 capital ratio	4.5%	4.5%	7.0%	8.9%	21.8%	20.6%
Tier 1 capital ratio	6.0%	6.0%	8.5%	10.4%	21.8%	20.6%
Total capital ratio	8.0%	8.0%	10.5%	12.4%	21.8%	20.6%

1 Under Pillar 1.

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction was made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. SEK is also expected to cover the supplementary capital requirements estimated under Pillar 2, which in practice constitutes an extension of the minimum capital requirement for financial institutions in Sweden, covering additional risks not included in the Pillar 1 minimum requirements. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under Pillar 1 and the supplementary capital requirements under Pillar 2. The main reason for the increase in SEK’s capital ratios as of December 31, 2020 compared with year-end 2019 was increased retained earnings and a lower average risk weight in the liquidity portfolio, primarily driven by an increased reallocation of holdings towards sovereign exposures which receives lower risk weight than, for example, corporate exposures. SEK does not apply IFRS 9 transitional rules for expected losses. The capital adequacy ratios already reflect the full impact of IFRS 9 with regard to expected losses. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

The CRR also imposes restrictions on large exposures, which limit a bank’s concentration of credit risks. According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of own funds. Beginning June 28, 2021, large exposures will be determined based on Tier 1 capital rather than eligible capital pursuant to revisions adopted in CRR II.

As percentage of	2020	2019
Large exposures as percentage of the own funds	275.3%	277.1%

The aggregate amount of SEK’s large exposures as of December 31, 2020 consisted of exposures to 22 different counterparties, or counterparty groups.

In order to monitor large exposures, SEK has defined internal limits for large exposures, which are monitored daily, along with other limits.

C.	Organizational Structure

During 2020 and in prior years, SEK organized its lending activities in two functions, Large Corporates and Mid Corporates, which together served all customers with all products within SEK’s product range. From January 1, 2021, SEK’s lending activities have been re-organized into a Client Relationship function and a Structured Finance function. These functions are responsible for all customer relations contacts and cooperate with all other relevant functions within SEK, such as the credit and treasury functions, to perform their responsibilities. The responsibility to serve all customers with all products within SEK´s product range remains unchanged after the organizational adjustment. SEK also maintains an independent risk control unit, a compliance function as well as staff and support functions.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control unit and a compliance function which operate independently of the business areas. See also Note 29 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company beginning in 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment was transferred to another external party, Deloitte, and they maintained the assignment during 2020. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations, particularly those regarding capital adequacy and the Company’s internal risk models. SEK's Risk and Compliance Committee, of which the Chief Executive Officer (the “CEO”) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

D.	Property, Plants and Equipment

SEK’s current headquarters, which occupy approximately 4,490 square meters of office space in central Stockholm, are leased. SEK also leases office space in Gothenberg, which occupies approximately 14 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Introduction

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

For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2019 and 2018, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2019 filed with the SEC on February 24, 2020. Note that this previous discussion and analysis does not reflect the changed accounting of revenues and expenses in the CIRR–system discussed in Note 1 to the Consolidated Financial Statements elsewhere in this document. As discussed in Note 1 to the Consolidated Financial Statements, however, the change has no impact on SEK’s net interest income or net profit, but only affects interest income and interest expenses (the impact on which for the years ended December 31, 2019 and 2018 are also summarized in Note 1 to the Consolidated Financial Statements).

Key Performance Indicators

The following table summarizes SEK’s key performance indicators and how SEK defines them.

New lending (of which to Swedish exporters)

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

New lending (of which to exporters’ customers)

CIRR-loans as a percentage of new lending	The proportion of officially supported export credits (CIRR) of new lending.
Loans, outstanding and undisbursed	The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

New long-term borrowings	New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.
Outstanding senior debt	The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

After-tax return on equity	Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).
Proposed ordinary dividend	Proposed payment of disposable funds to shareholders.

Common Equity Tier 1 capital ratio	The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.
Tier 1 capital ratio	The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.
Total capital ratio	The capital ratio is the quotient of total Own funds and the total risk exposure amount.
Leverage ratio	Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).
Liquidity coverage ratio (LCR)[1]	The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. A LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.
Net stable funding ratio (NSFR)[1]	This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.
1. In the first quarter of 2020, SEK changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

Overview of 2020

During the year, operations were marked by the ongoing COVID-19 pandemic, a serious health crisis with far-reaching economic consequences. The need for SEK’s services rises in times of economic turbulence, as the current situation once again confirms. Exporters’ financing needs have been very high, and in 2020, SEK lent Skr 125.5 billion (2019: Skr 74.5 billion) and set a new lending record for the company. The high level of lending during the year resulted in net interest income of Skr 1,946 million (2019: Skr 1,717 million), representing SEK’s second-highest level of net interest income in any given year to date. Increased provisions for expected credit losses resulted in operating profit for 2020 totaled Skr 1,238 million, which was slightly lower year-on-year (2019: Skr 1,304 million). The historically strong net interest income was a result of increased business activity and lending to Swedish exporters and their international customers.

The export industry recovered in the third and fourth quarters despite a second wave of infection in many countries. However, economic forecasts remain subject to considerable uncertainty.

There is a global need for investment to reach the reduced carbon emissions goals contained in the Paris Agreement, and the pace of transition has accelerated during the COVID-19 pandemic. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Over the year, SEK has increased its focus on financing this transition in Sweden and internationally.

To gain an understanding of our clients’ financing needs, SEK conducted a survey of Swedish exporters in 2020. The survey findings showed that, over the next three years, eight out of ten companies intend to invest in transition in Sweden to reduce their climate impact. Of these, 54 percent stated that they would need to finance these investments. The results of the survey show an enormous force for change among exporters to reduce climate emissions and contribute to an increased share of sustainable exports.

In line with SEK’s focus on sustainability, the company issued five new green bonds and issued five new tranches of existing bonds for a total of Skr 5.1 billion during the year. In the fourth quarter, SEK conducted its first public Secured Overnight Financing Rate (SOFR) transaction. SOFR is the new reference rate that is widely expected to replace the USD LIBOR.

As a consequence of COVID-19 infection risk, most of our employees are continuing to work remotely. To ensure that we are addressing the needs of our employees, we conduct pulse surveys on an ongoing basis to identify their needs and seek to take actions to ensure a good work environment and work-life balance. We believe that our employees’ motivation and well-being are prerequisites for successful business and satisfied clients.

Operations

In 2020, SEK lent a total of Skr 125.5 billion, which set a new record. Previously, the record for new lending in a single year was in 2009 at Skr 122.5 billion during and in the aftermath of the financial crisis. In the fourth quarter, new lending amounted to Skr 18.6 billion, which was up Skr 5.7 billion year-on-year. In times of economic crisis, when the capital markets may cease to function as effectively, SEK can be a tool for the state to ensure vital financing for the Swedish export industry, which the company’s lending levels this year have again confirmed, as was the case during and in the aftermath of the financial crisis.

Despite the challenges ensuing from the pandemic, during which SEK’s operations have largely been conducted remotely, with fewer physical meetings with clients and a periodically challenging capital market, the company has meaningfully helped to meet the Swedish export industry’s increased need for financing.

Lending to Swedish exporters has been significantly higher than normal in 2020. Since many exporters had already covered their financing needs during the first half of the year and the Swedish economy entered a recovery phase in the third and fourth quarters, SEK expected the demand to decline in the second half of the year. This largely occurred as expected. However, demand in the second half of the year increased for export credits and project finance, in other words financing for Swedish exporters’ customers abroad.

In the fourth quarter, SEK completed several project finance projects for new wind farms in Europe and Latin America with a total value of Skr 1.5 billion. In addition, five export credits were completed for Europe, Africa and the Middle East. This was despite severe restrictions and macroeconomic challenges having led to some delays with business in developing markets, for example, in Africa. Demand for working capital financing was also relatively high in the quarter.

SEK’s good name has enabled long-term financing of the substantial increase in demand from clients over the year. In 2020, SEK has raised borrowings corresponding to Skr 123 billion with long maturities, that is, maturities of at least one year, an increase of Skr 42 billion year-on-year. A considerable portion of the long-term borrowing, 87 percent, was conducted in the form of plain vanilla transactions sold to investors worldwide. SEK also issued commercial paper with shorter maturities, corresponding to Skr 27 billion in 2020. SEK’s long-term relationships with investors and its good name in the capital markets resulted in the increased volumes being well received.

Borrowing levels fluctuated during the year. The cost of borrowing rose in conjunction with the severe disruption in the capital markets that arose in conjunction with the COVID-19 pandemic outbreak in the spring, but have since returned to the levels prevailing at the start of 2020. This is exemplified by a USD 600 million two-year fixed-rate bond issued by SEK in the fourth quarter, which was completed at a lower cost than a corresponding maturity at the start of the year.

As part of its efforts to adapt to the replacement of the USD LIBOR, SEK issued a SOFR-linked USD 700 million bond in November.

In line with SEK’s focus on sustainability, the company also issued Skr 1.6 billion in green bonds during the fourth quarter, totaling Skr 5.1 billion in green bonds in 2020.

Assets and Business Volume

	As of December 31,
Skr bn	2020	2019	Changes in percent
Total Assets	335.4	317.3	6%
Liquidity Investments	59.2	63.6	-7%
Loans outstanding and disbursed	231.7	217.6	6%
Percentage in the CIRR-system	30%	35%

Total assets increased as of the end of 2020 compared to the end of 2019, mainly driven by increased lending volumes which more than offset the effect of a stronger Swedish krona. During the year SEK had a substantial increase in demand for financing, mainly from existing clients, which has also led to an increase in committed loans.

New lending (offers accepted)

	As of December 31,
Skr bn	2020	2019
Lending to Swedish exporters (A)	62.2	24.9
of which CIRR-system	-	-
Lending to exporters' customers (B)	63.3	49.6
of which CIRR-system	18.4	15.5
Total	125.5	74.5

(A) Of which Skr 1.1 billion (year-end 2019: Skr 1.8 billion) had not been disbursed at period end.

(B) Of which Skr 17.9 billion (year-end 2019: Skr 16.3 billion) had not been disbursed at period end.

As part of its efforts to adapt to the replacement of the USD LIBOR, SEK issued a SOFR-linked USD 700 million bond in November 2020. In line with SEK’s focus on sustainability, the Company also issued a Skr 1.6 billion in green bonds during the fourth quarter of 2020, resulting in a total of Skr 5.1 billion in green bonds issuance in 2020. New lending was up on an annual basis, which was attributable to a sharp increased demand for financing.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2020	2019
Volume of binding offers outstanding	1.3	2.8
CIRR loans as percentage of volume of binding offers outstanding	100%	1%

Commitments of undisbursed loans amounted to Skr 57.2 billion in 2020 (year-end 2019: Skr 52.2 billion).

Counterparty Risk Exposures

SEK’s exposures to regional governments and financial institutions have decreased as exposures to central governments and corporates have increased in 2020 as compared to 2019. For more information, see the table “Total net exposures” in Note 26 to the Consolidated Financial Statements.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2020	2019
Central governments	185.5	161.3
Regional governments	12.3	16.5
Multilateral development banks	3.5	3.1
Public sector entity	4.2	4.0
Financial institutions	30.9	45.7
Corporates	123.1	116.9
Total counterparty exposure	359.5	347.5

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

Results of Operations

Net interest income

Skr bn, average	2020	2019	%
Total loans	224.6	213.4	5%
Liquidity investments¹	61.4	62.9	-2%
Interest-bearing assets	305.5	284.8	7%
Interest-bearing liabilities	208.2	265.4	6%

1 Since 2019, SEK has excluded cash collateral under the security agreements for derivatives from the definition of liquidity investments.

Net interest income amounted to Skr 1,946 million (2019: Skr 1,717 million), an increase of 13 percent compared to the previous year. The record high volumes of new lending during the year affected net interest income positively. Net interest income also increased by Skr 83 million due to a lower resolution fee, that SEK is required to pay to a fund to support the recovery of credit institutions, which amounted to Skr 86 million (2019: Skr 169 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2020, the resolution fee amounted to 0.05 percent of the calculation basis (2019: 0.09 percent), which essentially corresponds to SEK’s debt financed assets less the officially supported export credit (CIRR) loans. The table above shows average interest-bearing assets and liabilities.

Commission earned and commission incurred

Commission earned and commission incurred amounted to Skr -42 million (2019: Skr -33 million). Commission earned amounted to Skr 1 million (2019: Skr 1 million). Commission incurred amounted to Skr -43 million (2019: Skr –34 million).

Net results of financial transactions

Net results of financial transactions amounted to Skr 83 million (2019: Skr 226 million), mainly due to effects from basis spreads and differences between the gains or losses on hedging instruments and the related hedged items. During the year, there was significant volatility in the financial markets. This was reflected in wide swings in the market factors to which SEK’s unrealized earnings are exposed, such as interest rates and basis and credit spreads. The impact on total earnings during the year was limited, however, even if individual market factors contributed to increased volatility in unrealized earnings during the year.

Operating expenses

Skr mn	2020	2019	%
Personnel expenses	-347	-333	4%
of which provision to the EIS	8	10
Other administrative expenses	-198	-206	-4%
Depreciation and impairment of non-financial assets	-51	-57	-11%
Total Operating expenses	-596	-596	0%

Operating expenses were unchanged compared to the previous year. A provision of Skr 8 million was made for the individual variable remuneration program (2019: Skr 10 million).

Depreciation and impairment of non-financial assets

Depreciation and impairment of non-financial assets amounted to Skr -51 million (2019: Skr -57 million), which was a decrease of 11 percent compared to the previous year.

Net credit losses

Net credit losses amounted to Skr -153 million (2019: Skr -10 million), which consisted entirely of increased provisions for expected credit losses. The significant increase in provisions for expected credit losses was primarily attributable to market conditions in the wake of the COVID-19 pandemic leading to an increase in stage 1 expected credit losses. Loss allowances as of December 31, 2020 amounted to Skr -249 million compared to Skr -128 million as of December 31, 2019 of which exposures in stage 3 amounted to Skr -46 million (year-end 2019: Skr -64 million). The decrease in stage 3 is the result of an established loss, which had previously been fully reserved, partially offset by increased exposures in stage 3. See Note 9 to the Consolidated Financial Statements.

Taxes

Tax costs amounted to Skr -270 million (2019: Skr -277 million), of which Skr -266 million (2019: Skr -570 million) consisted of current tax and Skr -1 million (2019: Skr 291 million) consisted of deferred tax, see Note 10 to the Consolidated Financial Statements. The effective tax rate amounted to 21.8 percent (2019: 21.2 percent). The nominal tax rate for 2020 is 21.4 percent (2019: 21.4 percent).

Operating and net profit

Operating profit amounted to Skr 1,238 million (2019: Skr 1,304 million). Net profit amounted to Skr 968 million (2019: Skr 1,027 million). In both cases, the positive impact of increased net interest income was offset by an increase in provisions for expected credit losses and lower net results of financial transactions.

Other comprehensive income

Skr mn	2020	2019
Items to be reclassified to operating profit	-	-8
of which available-for-sale securities	-	-
of which other comprehensive income effects related to cash flow hedges	-	-8
Items not to be reclassified to operating profit	19	20
of which own credit risk	18	24
of which revaluation of defined benefit plans	1	-4
Other comprehensive income before tax	19	12

Other comprehensive income before tax amounted to Skr 19 million (2019: Skr 12 million), mainly due to a positive result related to changes in own credit risk, which is included in items not to be reclassified to operating profit.

B.	Liquidity and Capital Resources

SEK’s policy for liquidity and borrowing risk requires that for all credit commitments outstanding as well as agreed but undisbursed credits, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 200 billion with the Swedish National Debt Office, as available borrowing. During 2020, the credit facility was increased from Skr 125 billion to Skr 200 billion. Out of the Skr 200 billion, an amount of Skr 15 billion can be drawn to finance commercial loans granted by SEK. In February 2021, the credit facility was extended for 2021. During 2020, Skr 10 billion was drawn under this facility. For commercial loans, the Company counts its credit facility of Skr 15 billion, as available borrowing. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2020, SEK had 3 months of available funds to meet potential disbursements under new lending agreements, as compared to 5 months as of December 31, 2019. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 29 to the Consolidated Financial Statements.

Borrowing

Skr bn	2020	2019
New borrowing	123.2	81.1
Repurchase of own debt	1.3	1.7
Early redemption of borrowing	1.7	19.6

New borrowing in 2020 was higher than in 2019. Higher lending volume was the main reason for increased borrowing.

In 2020, SEK has raised borrowings corresponding to Skr 123 billion with long maturities, that is, maturities of at least one year, an increase of Skr 42 billion year-on-year. A considerable portion of the long-term borrowing, 87 percent, was conducted in the form of plain vanilla transactions sold to investors worldwide. SEK also issued commercial papers with shorter maturities, corresponding to Skr 27 billion in 2020.

SEK’s borrowing over the course of the year took place in multiple different currencies across a number of different geographic markets. Europe (other than the Nordic countries) and North America were the largest borrowing markets in 2020.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Skr mn	2021	2022	2023	2024	2025	Thereafter	Total
Senior debt	80,466	73,329	65,582	10,408	28,332	29,345	287,462
of which fixed-rate	47,336	53,846	56,179	7,906	22,977	8,440	196,684
of which variable-rate	9,815	0	0	0	0	0	9,815
of which formula-based	23,315	19,483	9,403	2,502	5,355	20,905	80,963

Subordinated debt	-	-	-	-		-	-
of which fixed rate	-	-	-	-		-	-
of which variable rate	-	-	-	-		-	-
Total debt	80,466	73,329	65,582	10,408	28,332	29,345	287,462

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr mn	2020	2019
Fixed-rate(A)	196,684	174,673
Variable-rate(A)	9,815	13,541
Formula-based(A)	80,963	84,803
of which interest rate-linked	79,894	82,141
of which currency-linked	677	1,927
of which equity-linked	281	629
of which commodity-linked	111	106
of which credit-linked	-	-
Total senior debt(B)	287,462	273,017

(A) As of December 31, 2020, the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 9 percent (2019: 0 percent to 10 percent) per annum, respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

(B) Of which Skr 10 billion (2019: Skr 26 billion) is linked to IBOR.

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

The outstanding volume of debt with remaining maturities of one year or less decreased during 2020. At December 31, 2020, outstanding debt with remaining maturities of one year or less amounted to Skr 80 billion, compared with Skr 82 billion at December 31, 2019.

C.	Research and Development, Patents and Licenses

In the ordinary course of business, the Group develops new products and services across each of its business lines.

D.	Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Some significant factors for 2020 are presented below:

•	In response to worsening economic conditions as a consequence of the COVID-19 pandemic, the demand from clients for Long term financing from SEK to secure liquidity was high in 2020. Despite this, the demand for SEK’s financing offering remains healthy.

•	There is a global need for investment to reach the reduced carbon emissions goals contained in the Paris Agreement, and the pace of transition has accelerated during the COVID-19 pandemic. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Over the year, SEK has increased its focus on financing this transition in Sweden and internationally

•	As a consequence of COVID-19 infection risk, most of our employees are continuing to work remotely. Working from home has been highly effective from both a technical and a practical standpoint.

•	During 2020, SEK worked together with other export promotion agencies on the Swedish government’s Team Sweden initiative. SEK also worked with other government export promotion agencies to improve the communication with companies, especially in providing information on the Swedish export credit system.

•	During the year, credits were granted to nine larger international projects where SEK conducted separate sustainability reviews in line with international guidelines for export credits. In 2020, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 10.8 billion (2019: Skr 3.1 billion). In 2019, SEK began setting a target level for, and measuring the outcome of, green financing in terms of number of new green loans and not by total volume. In 2020, there were 11 new green loans, which was below the target of 12 new green loans.

•	In collaboration with clients and business partners, SEK has continued to clarify its commitment to anti-corruption in conjunction with export credits.

For additional information on the trends affecting SEK and the risks it faces, see the discussions elsewhere in this Item 5 (including under “Assets and Business Volume” above) and the “Risk Factors” in Item 3.

E.	Off-Balance Sheet Arrangements

In 2020, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion. SEK utilized the credit facility during 2020 and borrowed Skr 10 billion. The credit facility can be used both within the current CIRR-system and up to Skr 15 billion, for commercial export financing. The facility is intended as a reserve when funding markets are not available to SEK. In February 2021, the Swedish Parliament confirmed that the credit facility would continue to be available in 2021 in an amount up to Skr 200 billion.

F. Tabular Disclosure of Contractual Obligations

Contractual Commitments

For maturity analysis of SEK’s financial assets and liabilities as of December 31, 2020, see the table entitled “Contractual Flows” in Note 26 to the Consolidated Financial Statements.

G. Safe Harbor.

See the section entitled “Forward-Looking Statements” above.

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board is responsible for the management of the Parent Company.

The Parent Company's Articles of Association currently provide that the Board shall consist of six to eight directors. The State, as holder of all the shares, elects the directors. The Chairman of the Board is appointed at each Annual General Meeting. The Board may appoint a Vice Chairman of the Board.

The Board meets at least six times a year.

The members of the Board are elected at each Annual General Meeting to serve for a term of one year, which expires at the next Annual General Meeting. An Annual General Meeting is required to be held not later than June 30 of each year.

Certain information with respect to the Parent Company's directors and executive officers is set forth below. Unless otherwise indicated, such information is given as of the date of this report.

A.	Directors and Senior Management

Board of Directors and Executive Officers

Name	Age	Position
Lars Linder-Aronson	67	Chairman of the Board and Director
Cecilia Ardström	55	Director
Anna Brandt	59	Director
Reinhold Geijer	67	Director
Hanna Lagercrantz	50	Director
Hans Larsson	60	Director
Eva Nilsagård	57	Director
Ulla Nilsson	73	Director
Catrin Fransson	58	Chief Executive Officer
Per Åkerlind	58	Deputy CEO and Head of Strategic Partnerships and Relations
Karl Johan Bemerfalk	4S	General Counsel, Head of Legal
Andreas Ericson	44	Head of Mid Corporates
Stefan Friberg	52	Chief Financial Officer
Theresa Hamilton Burman	58	Chief Credit Officer
Jens Hedar	46	Head of Large Corporates
Petra Könberg	51	Head of Marketing and Communications
Sirpa Rusanen	56	Head of Human Resources
Susanna Rystedt	56	Head of Business Development, Business Support and Transformation
Peter Svensén	46	Chief Risk Officer
Madeleine Widaeus	50	Chief Information Officer

A1.	The Board

Mr. Linder-Aronson was appointed director in May 2011. He is currently Chairman of the board of directors at Strand European Holdings AB, Nordisk Renting AB, Ursvik Entré Holding AB and Ursvik Entré AB. He serves as a director of Facility Labs AB, Morco Förvaltning AB and Bright Group Oy. He has previously served as Managing Director at Enskilda Securities AB and Deputy Managing Director at Skandinaviska Enskilda Banken AB.

Ms. Ardström was appointed director in May 2011. She is currently Acting CEO AMF Fonder AB and CFO at Corpia Group AB. She serves as a board member of Doro AB, Teracom AB and Guldsillen AB. She has previously served as CFO and Head of Asset Management at Länsförsäkringar AB, Head of Treasury at Tele2 Group and Head of Asset Management and Chief Information Officer (“CIO”) of Folksam Group.

Ms. Brandt was appointed director in November 2017. She is currently ambassador and permanent representative of Sweden to the OECD and Unesco in Paris. She has previously served as Executive Director and board member of the World Bank, European Bank for Reconstruction and Development (EBRD), and European Investment Bank (EIB), ambassador for Agenda 2030 at the Ministry for Foreign Affairs and Sweden’s ambassador to Nairobi, Kenya and to Dublin, Ireland.

Mr. Geijer was appointed director in March 2017. He is currently Chairman of the board of directors at BTS Group AB and a board member of Eterna Invest AB, Zacco A/S and Livförsäkringsaktiebolaget Skandia. He has previously served as CEO at The Royal Bank of Scotland, Nordic Branch, CEO at Nordisk Renting AB, Executive Vice President at Telia AB and CEO at Swedbank. He has also previously worked in Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, USA.

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

Mr. Larsson was appointed director in March 2017. He is currently Founder and CEO at Linderyd Advisory AB and Lunda Advisory AB. He serves as Chairman of the board of directors at Linderyd Advisory AB and Advisory AB. He is currently a board member of Nordnet Bank AB, Nordnet AB and Intrum Justitia AB. He has previously served as Member of the Group management, Head of Group Strategy & Business Development at SEB, Executive Vice President and Chief of Staff at Lindorff Group and a board member of Nordax AB and Nordax Bank AB.

Ms. Nilsagård was appointed director in April 2018. She is currently Founder and CEO at Nilsagård consulting. She serves as Chairman of the board of directors at Spermosens AB. She is also board member in AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB, Nimbus Group AB and Irras AB. She has previously served as CFO at Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta and held other senior positions within finance and business development in Volvo, AstraZeneca Group and SKF.

Ms. Nilsson was appointed director in July 2011. She is currently Honorary Vice President to the Swedish Chamber of Commerce to the United Kingdom. She also serves as Deputy board member to Ergomiljö in Kristianstad AB. She has served as CEO for the Swedish Chamber of Commerce to UK, Skandinaviska Enskilda Banken AB, Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Trading & Capital Markets in Singapore, Head of Treasury in Luxemburg and Skånska Banken.

A2.	Management – Executive Officers

Ms. Fransson has been CEO since April 2014. Prior to that she held several positions within Swedbank between 2000 and 2013; member of group executive committee (2004-2013), Head of Group Products (2013), Head of Retail Banking Sweden (2010-2012), Head of Customer Offerings & Products (2007-2010), Region Manager – Northern Region (2004-2007), CRM Manager (2000-2002), and several positions at Föreningssparbanken; Area Manager Stockholm (2003-2004) and various management positions (1997-2000). Ms. Fransson has informed the Board of her intention to resign as CEO at SEK, which the Board accepted on January 15, 2021. She has a six-month notice period, and will continue working in her present position until further notice.

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

Mr. Ericson has been Senior Director, Head of Mid Corporates since 2015, and Executive Director, Head of Mid Corporates and member of the Executive Board since 2018. Prior to that he held a position as Director within Debt Capital Markets. Prior to that he served as Senior Underwriter at EKN and before that he held various positions within Export Finance, Securities etc. at SEB.

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

B.	Compensation

Remuneration, Skr mn	2020	2019	2018
Aggregate remuneration of all directors and executive officers as a group [1]	32.2	30.7	27.9
Chairman of the Board	0.6	0.6	0.6
Each director [2]	0.0-0.3	0.0-0.3	0.0-0.4
CEO Catrin Fransson [3]	5.3	5.0	4.8
Other executive officers of the Parent Company [4]	24.8	23.6	21.0
Pension plan with an insurance company on behalf of all executive officers	8.6	8.1	7.7

1 In the form of salaries, fees and other benefits in the case of executive officers. In the form of fees and other benefits in the case of directors.

2 Since April 29, 2010, remuneration is not paid from the Company to the representatives on the Board who are employed by the owner, the Swedish State.

3 Remuneration and other benefits. The CEO did not receive any variable compensation.

4 Remuneration and other benefits.

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

The Board’s work follows its rules of procedure and the Board’s rules of procedure are adopted each year at the statutory Board meeting. The Board met on 12 occasions in 2020. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

The Board´s rules of procedure govern such matters as reporting to the Board, the frequency and form of the meetings of the Board, and delegation and assessment of the work of the Board and the CEO. In addition to this, the Board monitors financial developments and has ultimate responsibility for internal control, compliance and risk management.

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

Appointing the Board and Auditors

The nomination procedure for Board members complies with the State’s ownership policy and is conducted and coordinated by the Division for State-owned enterprises at the Swedish Ministry of Enterprise and Innovation. For each enterprise, the expertise required is analyzed on the basis of the enterprise’s operations, situation and future challenges, board composition and board evaluations performed by the Ministry of Enterprise and Innovation. As part of its work in the board nomination process, the Government Offices also conducts its own ongoing evaluation of the boards of all state-owned enterprises. Any recruitment need is then determined, and recruitment work is begun. The state’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination associated with gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual orientation preference or age is prohibited.

SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the EBA. SEK’s assessment of potential new Board members is based on the owner (the Swedish State) having identified the candidate in question according to a job specification. The owner (the Swedish State) is informed of the outcome following SEK’s assessment. Thereafter, SEK reports the candidate to the Swedish Financial Supervisory Authority for its assessment and validation of the candidate. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Swedish Corporate Governance Code. The terms of the Board members’ engagement do not provide for benefits upon an early termination of engagement or resignation.

The 2020 Annual General Meeting elected Öhrlings PricewaterhouseCoopers AB as auditor of the Company, with auditor authorized public accountant Anneli Granqvist as principal auditor and authorized public accountant Peter Sott as co-signing auditor.

Policy documents

In 2020, SEK’s Board and committees adopted the following policies and instructions:

Document:

The Board's rules of procedure

Code of Conduct

Sustainable Business Policy

Risk Policy

Credit Policy

Instruction for the CEO

Instruction for the Chief Risk Officer. CRO

Instruction for the Internal Audit function

Instruction for the Compliance function

Limits for market risk

Limits for liquidity risk

HR policy

Credit Instruction

Audit instruction

Board’s work during the year

The COVID-19 pandemic that broke out in the spring of 2020, impacted the work of the Company and of the Board during the year. A tangible result of this has been that a large share of the year’s meetings were held digitally. Another direct consequence was that in November 2020, the planned Board trip to New York and Washington was postponed.

When the crisis was at its worst, during the spring of 2020, much of the Board’s time was devoted to monitoring the impact of the crisis on SEK’s lending, but also its borrowing capacity and risk monitoring. The Board approved, for example, the utilization of the credit facility that SEK has with the Swedish National Debt Office. In June 2020, the Board also made a decision to amend the current business plan since the original business plan, that was adopted in autumn 2019, was broadly outdated six months after it was devised due to the major changes to conditions that the pandemic had led to.

In addition to matters that were more or less attributable to the ongoing COVID-19 pandemic, the Board has managed customary matters but also gone into more depth with certain issues. The Board’s strategy days during summer 2020 were devoted to such matters as the Company’s vision and core values, as well as the Company’s expanded initiative for transition credits. In addition, sustainability issues were addressed at a number of meetings, and the Board has promoted proposals to adjust the Company’s risk appetite so that transactions that involve financing the extraction and exploration of coal will cease. In autumn 2020, the Board followed up on the Company’s IT capabilities and how the investments that have been made to strengthen IT capacity have developed.

In 2020, the Board also held specific training courses. The themes taken up included capital issues from a broader perspective, the design and function of the recovery plan and a review of the IBOR reform (transition to essentially risk-free rates) and SEK’s efforts to adjust to the changes that this entails.

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

Evaluation of the work of the Board and the CEO

A separate assessment of the work of the Board and CEO is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Board’s Chairman, to the owner. An evaluation is also performed by the owner in conjunction with the nomination of directors. The evaluation for 2020 was conducted with particular focus on the assessment that is to be made of the Board’s suitability as a group in accordance with the regulations issued by the EBA.

The Board Committees

The Board has established the following committees. Credit Committee, Finance and Risk Committee, Remuneration Committee and Audit Committee. The Board’s rules of procedure include establishing annual instructions for all of its committees. The minutes from each committee are reported at meetings of the Board by the respective committee’s chairman.

Credit Committee

Ulla Nilsson (Chairman), Anna Brandt, Reinhold Geijer and Lars Linder-Aronson

•	Ensure the Board’s involvement in decision-making regarding credit risks.

•	Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.

Finance and Risk Committee

Hans Larsson (Chairman), Cecilia Ardström, Hanna Lagercrantz and Lars Linder-Aronson

Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

•	Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations.

•	Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lars Linder-Aronson (Chairman), Reinhold Geijer, Hanna Lagercrantz and Eva Nilsagård.

•	Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions and other benefits.

•	Prepare proposals regarding the remuneration policy for decision by the Board.

•	Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.

•	Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Cecilia Ardström (Chairman), Hans Larsson, Eva Nilsagård and Ulla Nilsson.

•	Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.

•	Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.

•	Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.

•	Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.

•	Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2020

				Finance
		Board of	Remuneration	and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	52	12	5	9	19	7
Lars Linder-Aronson [1]	47	12	5	9	19	2
Cecilia Ardstiom [3]	28	12	0	9	0	7
Anna Brandt	31	12	0	0	19	0
Reinhold Geijer	36	12	5	0	19	0
Hanna Lagercrantz [3]	26	12	5	7	0	2
Hans Larsson [4]	26	12	0	9	0	5
Eva Nilsagard	24	12	5	0	0	7
Ulla Nilsson [5]	38	12	0	2	19	5

1	Lars Linder-Aronson stepped down from the Audit Committee on March 26, 2020.
2	Ceci Lia Ardstnom resigned as a Chairman of the Fi nance and Risk Com mittee or March 26 2020.
3	Hanna Lagercrantz was elected as a member of the Finance and Risk Committee on March 26, 2020 and on the same day she stepped down from the Audit Committee.
4	Hans Larsson was elected as a Chariman of the Finance and Risk Committee on March 26. 2020 and on the same day he was elected as a member of the Au dit Committee.
5	Ulla Nilsson was elected as a member of the Audit Committee on March 26,2020 and on the same day she stepped down from the Finance and Risk Committee.

D.	Employees

	2020	2019	2018
Average employees	248	241	243
of which female	123	120	117
of which male	125	121	126

Employees at year-end	253	244	238

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

E.	Share Ownership

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2020, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

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

The Swedish State owns 100 percent of the Parent Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the EKN, 39 percent of the Group’s outstanding loans as of December 31, 2020, were guaranteed by the State (year-end 2019: 38 percent). The remuneration to EKN for the guarantees paid by SEK during 2020 amounted to Skr 26 million (2019: Skr 0 million). SEK administers, for compensation, the CIRR-system and the State’s related concessionary credit program, see Note 1(d) and Note 25 to the Consolidated Financial Statements.

SEK has a Skr 200 billion (2019: Skr 125 billion) credit facility with the Swedish National Debt Office, which can be used for CIRR loans or commercial export financing up to Skr 15 billion (2019: Skr 0 million). In February 2021, the credit facility was extended for 2021. SEK had utilized Skr 10 billion of the credit facility, by December 31, 2020.

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

See also Note 27 to the Consolidated Financial Statements for further details on related-party transactions.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

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

	In relation to the respective years
	2020	2019	2018
Dividend	Skr 290 mn	-	Skr 194 mn
-of which per share	72.78	-	Skr 48.70

For additional details regarding equity, see the Consolidated Statement of Equity.

B.	Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2020.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Parent Company’s shares, all of which are owned by the State, are not listed on any exchange in Sweden or outside Sweden.

All issues of SEK’s U.S. medium term notes listed on securities exchanges in the United States are set forth on the cover of this Report. Certain global issues of such notes are listed on European exchanges.

As of December 31,
2020
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange	1.750% Global Notes due March 10, 2021
2.375% Global Notes due April 9, 2021
2.875% Global Notes due May 22, 2021
1.625% Global Notes due September 12, 2021
3.125% Global Notes due November 8, 2021
2.375% Global Notes due March 9, 2022
2.000% Global Notes due August 30, 2022
1.625% Global Notes due November 14, 2022
2.875% Global Notes due March 14, 2023
1.750% Global Notes due December 12, 2023
0.750% Global Notes due April 6, 2023
Floating Rate Global Notes due May 25, 2023
0.250% Global Notes due September 29, 2023
0.375% Global Notes due July 30, 2024
0.625% Global Notes due May 14, 2025
0.500% Global Notes due August 26, 2025

Other issuances of SEK’s Medium Term Notes are traded in the over-the-counter market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The Parent Company files reports and other information electronically with the SEC. For a fee, members of the public may request copies of these documents by writing to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

I.	Subsidiary Information

See Note 1 to the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All information about Quantitative and Qualitative Disclosures about Market Risk are included in Note 26 and Note 29 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Please see Exhibit 2.11 to this annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2020. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2020.

B.	Management’s Annual Report on Internal Control over Financial Reporting

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

Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2020, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2020, SEK’s internal control over financial reporting was effective based on these criteria.

C.	Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer”, this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Cecilia Ardström (Chairman), Hans Larsson (as of March 26, 2020), Eva Nilsagård and Ulla Nilsson (as of March 26, 2020), has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2020 and 2019, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2020	2019
Öhrlings PricewaterhouseCoopers AB
Audit fees [1]	9	10
Audit related fees [2]	-	0
Tax related fees [3]	-	0
Other fees [4]	3	2
Total	12	12

1 Fees related to audit of annual financial statements and reviews of interim financial statements.

2 Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under “Audit fees”.

3 Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.

4 Fees for products and services rendered by the principal independent auditors, other than the services reported in “Audit fees”, “Audit related fees” and “Tax related fees” above.

In the financial statements remuneration to auditors is mainly included in Other administrative expenses. No additional fees have been billed by the principal auditors.

See also Item 16G herein for information about corporate governance as it relates to the external auditors of the Parent Company.

ITEM 16D. EXEMPTIONs FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

Item 16H. Mining Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Group’s Consolidated Financial Statements prepared in accordance with Item 18 of Form 20-F begin on page F-1 of this annual report.

Consolidated Financial Statements

ITEM 19. EXHIBITS

1.1	Articles of Association of the Registrant in effect as of the date of this annual report (filed as Exhibit 1.1 to the Company’s Annual Report on 20-F (No. 001-08382) for the year ended December 31, 2014 and incorporated herein by reference).

2.1	Indenture, dated as of August 15, 1991, between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to the First National Bank of Chicago) as Trustee, providing for the issuance of debt securities, in one or more series, by the Company (filed as Exhibit 4(a) to the Company’s Report of Foreign Issuer on Form 6-K (No. 001-08382) dated September 30, 1991 and incorporated herein by reference).

2.2	First Supplemental Indenture dated as of June 2, 2004 between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(b) to the Company’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006 and incorporated herein by reference).

2.3	Second Supplemental Indenture, dated as of January 30, 2006, between the Company and J.P. Morgan Trust Company, National Association (filed as Exhibit 4(c) to the Company’s Registration Statement on Form F-3 (No. 333-131369) dated January 30, 2006 and incorporated herein by reference).

2.4	Third Supplemental Indenture, dated as of October 23, 2008, relating to the Debt Securities (filed as Exhibit 4 to the Company’s Report of Foreign Issuer on Form 6-K dated October 23, 2008 (No. 001-08382) and incorporated herein by reference).

2.5	Fourth Supplemental Indenture, dated as of March 8, 2010, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Post-Effective Amendment (No. 333-156118) to the Company’s Registration Statement on Form F-3, filed by the Company on March 10, 2010 and filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2009, filed by the Company on March 31, 2010 and incorporated herein by reference).

2.6	Fifth Supplemental Indenture, dated as of November 3, 2020, relating to the Debt Securities (filed as Exhibit 4(f) to the Company’s Registration Statement on Form F-3 (No. 333-249829) dated November 3, 2020 and incorporated herein by reference).

2.7	Fiscal Agency Agreement dated April 1, 2020 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.8	Deed of Covenant dated April 1, 2020 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.9	ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

2.10	Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issuance Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

2.11	Description of each class of securities registered under Section 12 of the Exchange Act.*

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act.*

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Independent Registered Public Accounting Firm.*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Certain Level 3 Financial Instruments

As described in Notes 1 and 13 to the consolidated financial statements, the Company carries financial instruments at fair value, which includes Skr 1.6 billion of assets and Skr 43.0 billion of liabilities classified in Level 3 of the fair value hierarchy as one or more inputs to the financial instrument’s valuation technique are significant and unobservable. The Company utilized an internally established model and unobservable inputs to estimate the fair value of the level 3 financial instruments. As disclosed by management, the unobservable parameters included in the model for assessing fair value are associated with subjectivity and uncertainty.

The principal considerations for our determination that performing procedures relating to the valuation of certain Level 3 financial instruments is a critical audit matter are (i) the valuation of these certain financial instruments involved the application of significant judgment on the part of management, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures related to the valuation of these financial instruments, and (ii) the audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to the valuation of these financial instruments, including controls over the Company’s model control and governance, and oversight of valuation. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of fair value for a sample of these certain financial instruments and comparison of management’s estimate to the independently developed estimate of fair value. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating the reasonableness of management’s assumptions, methodologies, and models used by the Company.

Loss allowance on loans

As described in Notes 1 and 9 to the consolidated financial statements, the loss allowance on loans represents the expected credit losses in relation to the Company’s credit exposures. As of December 31, 2020, the loss allowance on loans was Skr 240 million, on total loans before expected credit losses of Skr 232 billion. As disclosed by management, the loss allowance or expected credit losses (ECL) are estimated using quantitative models and overall adjustment, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgement. The most significant inputs included determination of significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The Company entailed three scenarios for the probability of default curve which are defined by a weight allocated to each scenario. The ECL calculation also takes into consideration any collateral held, repayments or guarantees.

The principal considerations for our determination that performing procedures relating to the ECL is a critical audit matter are: (i) there was a significant judgment by management in determining the ECL, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures related to the ECL model, key assumptions, such as significant increase in credit risk, and the determination of the scenarios, which were used to estimate the ECL, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of loans, which included controls over the data, models and assumptions used in determining the ECL. These procedures also included, among others; (i) the involvement of professionals with specialized skills and knowledge to assist and recalculate the ECL for a sample of loans to evaluate the reasonableness of significant assumptions used in the ECL model; (ii) testing the completeness and accuracy of data points used to determine the ECL; (iii) evaluating the reasonableness of the assumptions and weighting in the scenarios; and (iv) assessed the reasonableness of management’s adjustment related to expert credit judgments and that rationale exists to account for the overall adjustment at year end. Evaluating the assumptions used in the ECL model involved assessing their reasonableness against external factors and economic events that have occurred.

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 23, 2021

We have served as the Company's auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2020	2019	2018
Interest income calculated using effective interest method[1]		4,960	5,703	4,866
Other interest income[1]		-852	654	500
Interest expenses[1]		-2,162	-4,640	-3,924
Net interest income	2	1,946	1,717	1,442
Net fee and commission expense	3	-42	-33	-32
Net results of financial transactions	4	83	226	19
Other operating income		-	-	-2
Total operating income		1,987	1,910	1,427
Personnel expenses	5	-347	-333	-311
Other administrative expenses	6	-198	-206	-231
Depreciation and impairment of non-financial assets	7	-51	-57	-40
Total operating expenses		-596	-596	-582
Operating profit before credit losses		1,391	1,314	845
Net credit losses	9	-153	-10	7
Operating profit		1,238	1,304	852
Tax expenses	10	-270	-277	-204
Net profit		968	1,027	648
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges		-	-8	-25
Tax on items to be reclassified to profit or loss	10	-	2	6
Net items to be reclassified to profit or loss		-	-6	-19
Items not to be reclassified to profit or loss
Own credit risk		18	24	374
Revaluation of defined benefit plans		1	-4	-48
Tax on items not to be reclassified to profit or loss	10	-5	-4	-72
Net items not to be reclassified to profit or loss		14	16	254
Total other comprehensive income		14	10	235
Total comprehensive income[2]		982	1,037	883
Skr
Basic and diluted earnings per share[3]		243	257	162

1 Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system. The comparative figures have been adjusted, see Note 1.

2 The entire profit is attributable to the shareholder of the Parent Company.

3 The average number of shares in 2020 amounted to 3,990,000 (2019: 3,990,000)

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	11, 12	3,362	1,362
Treasuries/government bonds	11, 12	22,266	8,344
Other interest-bearing securities except loans	11, 12	33,551	53,906
Loans in the form of interest-bearing securities	11, 12	50,780	43,627
Loans to credit institutions	9, 11, 12	31,315	27,010
Loans to the public	8, 9, 11, 12	171,562	163,848
Derivatives	12, 14	7,563	6,968
Tangible and intangible assets	7	145	134
Deferred tax assets	10	15	16
Other assets	16	12,853	9,334
Prepaid expenses and accrued revenues	17	1,987	2,747
Total assets		335,399	317,296
Liabilities and equity
Borrowing from credit institutions	12, 18	3,486	3,678
Borrowing from the public	12, 18	10,000	-
Debt securities issued	12, 18	273,976	269,339
Derivatives	12, 14	25,395	20,056
Other liabilities	19	455	2,466
Accrued expenses and prepaid revenues	20	1,924	2,582
Deferred tax liabilities	10	-	-
Provisions	5, 21	99	93
Total liabilities		315,335	298 214
Share capital		3,990	3,990
Reserves		-129	-143
Retained earnings		16,203	15,235
Total equity	22	20,064	19,082
Total liabilities and equity		335,399	317,296

Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Effects of the implementation of IFRS 9[2]	14			-9	-409		432
Adjusted opening balance of equity January 1, 2018	17,588	3,990	25	-	-409	-4	13,986
Net profit for the year	648						648
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	-25		-25
Tax on items to be reclassified to profit or loss	6		6
Items not to be reclassified to profit or loss
Own credit risk	374				374
Revaluation of defined benefit plans	-48					-48
Tax on items not to be reclassified to profit or loss	-72				-82	10
Total other comprehensive income	235	-	-19	-	292	-38	-
Total comprehensive income	883	-	-19	-	292	-38	648
Dividend	-232						-232
Closing balance of equity 20181.2	18,239	3,990	6	-	-117	-42	14,402
Opening balance of equity Jan 1, 2019	18,239	3,990	6	-	-117	-42	14,402
Net profit for the year	1,027						1,027
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	-8		-8
Tax on items to be reclassified to profit or loss	2		2
Items not to be reclassified to profit or loss
Own credit risk	24				24
Revaluation of defined benefit plans	-4					-4
Tax on items not to be reclassified to profit or loss	-4				-5	1
Total other comprehensive income	10	-	-6	-	19	-3	-
Total comprehensive income	1,037	-	-6	-	19	-3	1,027
Dividend	-194						-194
Closing balance of equity 20191.2	19,082	3,990	-	-	-98	-45	15,235
Opening balance of equity Jan 1, 2020	19,082	3,990	-	-	-98	-45	15,235
Net profit for the year	968						968
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	-		-	-
Tax on items to be reclassified to profit or loss	-		-	-
Items not to be reclassified to profit or loss
Own credit risk	18				18
Revaluation of defined benefit plans	1					1
Tax on items not to be reclassified to profit or loss	-5				-4	-1
Total other comprehensive income	14	-	-	-	14	0	-
Total comprehensive income	982	-	-	-	14	0	968
Dividend	-						-
Closing balance of equity 20201.2	20,064	3,990	-	-	-84	-45	16,203

1 The entire equity is attributable to the shareholder of the Parent Company.

2 See note 22.

Statement of Cash Flows in the Consolidated Group

Skr mn	2020	2019	2018
Operating activities
Operating profit[1]	1,238	1,304	852
Adjustments for non-cash items in operating profit
Provision for credit losses, net	153	10	-7
Depreciation and impairment of non-financial assets	51	57	40
Exchange-rate differences	5	7	5
Unrealized changes in fair value	-69	-185	-40
Other	0	-5	16
Total adjustments for non-cash items in operating profit	140	-116	14
Income tax paid	-311	-529	-366
Increase (-)/decrease (+) in lending	-37,824	-2,540	-9,016
Increase (-)/decrease (+) in bonds and securities held	4,276	-889	-13,782
Other changes in assets and liabilities – net	14,493	1,996	-1,347
Cash flow from operating activities	-17,988	-774	-23,645
Investing activities
Investments	-35	-40	-21
Cash flow from investing activities	-35	-40	-21
Financing activities
Senior debt	153,518	126,412	92,045
Repayments of debt	-119,143	-112,190	-59,390
Repurchase and early redemption of own long-term debt	-4,915	-18,642	-7,553
Change in subordinated debt	-	-	-2,322
Derivatives	-8,651	4,049	1,830
Payment of lease liability	-27	-39	-
Dividend paid	-	-194	-232
Cash flow from financing activities	20,782	-604	24,378
Net cash flow for the period	2,759	-1,418	712
Cash and cash equivalents at beginning of the year	1,362	2,416	1,231
Net cash flow for the period	2,759	-1,418	712
Exchange-rate differences on cash and cash equivalents	-759	364	473
Cash and cash equivalents at end of year[2]	3,362	1,362	2,416
of which cash at banks	561	651	374
of which cash equivalents	2,801	711	2,042

1 Interest payments received and expenses paid

Interest payments received	4,329	9,057	4,586
Interest expenses paid	2,861	4,366	3,192

2 Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See note 11.

Notes

Note table

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

(n)       Earnings per share

(o)       Statement of cash flows

(p)       Critical accounting policies, assumptions and estimates

(q) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

(a) Reporting entity

AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is domiciled in Sweden. The address of the Company’s registered office is Klarabergsviadukten 61–63, P.O. Box 194, SE-101 23 Stockholm, Sweden. The Consolidated Group as of December 31, 2020 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”. During 2018, the winding-down of the subsidiary Venantius AB, including its wholly owned subsidiary VF Finans AB, was completed.

(b) Basis of presentation

(i) Statement of compliance

The consolidated accounts have been compiled in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), and the accounting regulations of the Swedish FSA (FFFS 2008:25), all of which have been complied with in preparing the Consolidated Financial Statements, of which these notes form a part. SEK also follows the Swedish Government’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The Consolidated Financial Statements were approved for issuance by SEK’s Board of Directors on February 18, 2021. The Group’s Statements of Comprehensive Income and Financial Position will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 24, 2021.

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

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2019 annual report, except for the changes described below. In addition to the changes below, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

(i) Changed accounting of revenues and expenses in the CIRR system

As of the fourth quarter of 2020, SEK reports interest income and interest expenses relating to assets and liabilities attributable to the CIRR system in SEK’s statement of comprehensive income The previous accounting principle was to not report these in SEK’s statement of comprehensive income, but only to report the administrative compensation from the Swedish government, the arrangement fee income when SEK is arranging the credits, and interest income from loans between SEK and CIRR-system. The new policy means that all revenue and expenses from the CIRR-system is recognized in SEK’s profit or loss. The new policy does not impact the treatment of assets and liabilities related to the CIRR-system in the Group’s statement of financial position and balance sheet, and thus, as previously, all assets and liabilities related to the CIRR-system have been included in SEK’s assets and liabilities in the Group’s statement of financial position as SEK bears the credit risk for lending and is a contracting party regarding lending and borrowing. The new presentation makes it easier for the reader to understand the return on SEK’s assets and costs for SEK’s liabilities. The change has no impact on SEK’s net interest income or net profit, but only affects interest income and interest expenses. The comparative figures have been recalculated and the change, as well as the impact in 2020, is shown in the table below.

Impact on statement of comprehensive income

	Full year 2020
Skr mn	Old policy	Change	New policy
Interest income calcucated using the effective interest method	3,495	1,465	4,960
Other interest income	384	-1,236	-852
Interest expenses	-1,933	-229	-2,162
Net interest income	1,946	-	1,946
Impact on net profit for the period	-	-	-

	Full year 2019
Skr mn	Old policy	Change	New policy
Interest income calcucated using the effective interest method	5,187	516	5,703
Other interest income	896	-242	654
Interest expenses	-4,366	-274	-4,640
Net interest income	1,717	-	1,717
Impact on net profit for the period	-	-	-

	Full year 2018
Skr mn	Old policy	Change	New policy
Intrest income calucated using the effective interest method	4,390	476	4,866
Other interest income	763	-263	500
Interest expenses	-3,711	-213	-3,924
Net interest income	1,442	-	1,442
Impact on net profit for the period	-	-	-

(ii) Changes in Swedish regulations

The Swedish Financial Reporting Board has amended the accounting recommendation for legal entities by issuing “RFR 2 Supplementary Accounting Rules for Legal Entities – January 2020”. SEK implemented those amendments on January 1, 2020 but they have not had any significant impact on SEK’s Financial Statements.

(d) Basis of consolidation

The Consolidated Financial Statements encompass the Parent Company and subsidiaries, meaning companies over which the Parent Company has control and that are impacted by the Company’s results. The Consolidated Financial Statements have been prepared using the purchase method. The Financial Statements of the subsidiary are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiary are consistent with Group policies. Intra-group transactions and balances, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements. Unless otherwise stated or when it is clear from the context, the information in these notes relates to the Consolidated Group and the Parent Company. Consolidation of SEK pursuant to the supervisory regulations does differ from the consolidation made in the Consolidated Financial Statements, as SEKETT AB is not a financial company and no consolidation of SEK pursuant to the supervisory regulation was made. Since SEKETT is not an institute pursuant to the CRR definition, it is not subject to the supervisory regulations on an individual basis. No current or anticipated material restrictions to prompt transfer of own funds or repayment of liabilities among the parent or its subsidiary have been identified.

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

(f) Recognition of operating income

(i) Net interest income

Interest income and interest expense related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest income and interest expense are recognized on a gross basis, with the exception of interest income and interest expenses related to derivatives, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest income, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative interest rates on assets are recognized as interest expense and negative interest rates on liabilities are recognized as interest income. Interest income calculated using the effective interest method presented in SEK’s Financial Statements applies only to those assets that are subsequently measured at amortized cost and the interest for hedging instruments related to those assets as the effective interest method is a measurement technique whose purpose is to calculate amortized cost and allocate interest income over the relevant time period. This interest income and corresponding interest expense are calculated and recognized based on the effective interest rate method or based on a method that results in interest income or interest expense that is a reasonable approximation of the result that would be obtained using the effective interest method as the basis for the calculation. The effective interest rate is regarded as an integral part of the effective interest rate of a financial instrument (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. The item Other interest income covers interest income of financial assets at fair value through profit or loss and the remuneration for the CIRR-system. In addition to interest income and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee and guarantee commissions that are comparable to interest.

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

Guarantees. SEK holds financial guarantees in connection with certain loans. Such guarantees are ordinarily accounted for as guarantees in accordance with SEK’s established accounting policy and are therefore not recognized in the Consolidated Statement of Financial Position except for the deferred costs of related guarantee fees paid in advance for future periods. When SEK classifies a risk-mitigating instrument as a financial guarantee, SEK always owns the specific asset whose risk the financial guarantee mitigates and the potential amount that SEK can receive from the counterparty under the guarantee represents only the actual loss incurred by SEK related to its holding. Premiums on financial guarantees are accrued and recognized as interest expense in net interest income. Credit default swaps are recognized at fair value at fair value through profit or loss.

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

Assets and liabilities related to the CIRR system. All assets and liabilities related to the CIRR-system are included in SEK’s assets and liabilities in the Group’s report on financial position as SEK bears the credit risk for lending and is the party to the agreement regarding lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized net under other assets.

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

For all classes of financial instruments (assets and liabilities), fair value is established by using observable market prices or established valuation models. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available. Reference to the current fair value of another instrument that is substantially the same can also be used. If the aforementioned are not available, discounted cash flow analysis or option pricing models may be used for assessing the instrument’s value. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments, or based on any available observable market data, or compared with the counterparty’s prices.

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

For observable market data, SEK uses third-party information based on purchased contracts (such as Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices. SEK continuously assures the high quality of market data, and a thorough validation of market data is exercised quarterly in connection with the financial reporting.

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

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models. These are if possible based on observable prices. In cases where observable prices are not available, recent transactions or spread against similar lender are used.

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

SEK uses both models and expert assessment to calculate reserves for expected credit losses. The degree of expert assessment depends on the models’ results, materiality and available information and can be used to take into account factors that are not captured by the models.

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

Probability of default (PD). PD is the likelihood that a counterparty defaults on one or more exposures on a one-year horizon (for stage 1) or for the entire lending period (for stages 2 and 3). When calculating expected credit losses under IFRS 9, PD represents the probability of default at a specific point-in-time in an economic cycle (point-in-time PD). The two most important data sources for PD models are Standard & Poor’s and the World Bank’s database, where SEK obtains default statistics and transition matrices as well as macroeconomic series and GDP growth forecasts. SEK has chosen to create a PD segmentation at both geographic and industry levels.

SEK’s method entails three scenarios being prepared for each PD curve: a base scenario, a downturn scenario, and an upturn scenario.

The three scenarios are defined by a weight allocated to each scenario; the weights should add up to 1, in other words 100%. The World Bank’s forecast forms the base scenario. The other scenarios are prepared quarterly by a cross-functional group at SEK, and are then adopted by the CEO and reported to the Board’s Credit Committee. By allocating a weight to each PD curve, SEK defines its expectations of future macroeconomic trends.

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

For exposures in stage 3 where SEK has net risk, the impairment is not calculated in the ECL model, but the account manager calculates and proposes impairment based on established guidelines and methods. The Board’s Credit Committee determines the impairment requirements for stage 3.

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

The cost for defined-benefit plans is allocated over the employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation and mortality rates. The discount rate used is the equivalent of the interest rate on the reporting date for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptions and experience-based adjustments to obligations may result in actuarial gains or losses. These actuarial gains and losses are reported together with the difference between the actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains/losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss. SEK participates in various collective pension plans covering all employees. Sufficient information is available to allow the calculation of SEK’s proportionate share in the defined-benefit liabilities, assets and the costs for these plans. The future costs of the plans may change accordingly if the underlying assumptions of the plans change.

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

(m) Taxes

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the fiscal year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other temporary fiscal differences. Deferred tax is calculated with an expected tax rate of 21.4 percent (2019: 21.4 percent). Deferred tax is calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss, or through other comprehensive income. A temporary difference is the difference between the recognized and fiscal values of an asset or a liability.

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

SEK considers the judgments made related to the following critical accounting policy to be the most significant:

Functional currency of the Parent Company

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

(ii) Fair value assessments of certain financial instruments

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

As of December 31, 2020, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recoded fair value are observable (level 2) amounted to Skr 28 billion (2019: Skr 32 billion) and Skr 30 billion (2019: Skr 31 billion) and 9 percent (2019: 11 percent) and 10 percent (2019: 10 percent) of total financial assets and total financial liabilities respectively. Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 2 billion and (2019: Skr 2 billion) Skr 43 billion (2019: Skr 46 billion) and 0 percent (2019: 1 percent) and 14 percent (2019: 16 percent) of total financial assets and total financial liabilities respectively. The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2020, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3-instruments amounted to Skr -137 million (2019: Skr -172 million) and Skr 137 million (2019: Skr 175 million) respectively. Refer to note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iii) Provisions for expected credit losses

Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgement. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2020 if the definition of significant increase in credit risk had been one less step of deterioration the impairments would have been Skr 4 million higher (2019: Skr 23 million), and if the definition had been one more step of deterioration the impairments would have been Skr 0 million lower (2019: Skr 1 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2020 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100% probability the impairments would have been Skr 12 million higher (2019: Skr 11 million) or Skr 11 million lower (2019: Skr 16 million), respectively. On December 31, 2020, SEK’s total lending including off-balance sheet exposures amounted to Skr 294 billion (2019: Skr 277 billion) and the related impairment reserve amounted to Skr 249 million (2019: Skr 128 million). If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2020 by an additional approximately Skr 25 million (2019: Skr 13 million) and equity at the same date by approximately Skr 20 million (2019: Skr 10 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

(q) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

The IASB has published amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in “Reform for new reference rates - phase 2”. Phase 2 of the reform of the reference rates, has three main areas: hedge accounting, modifications and information. The changes clarify that the hedge accounting do not have to cease just because the hedged items and hedging instruments modified as a result of the IBOR reform. Security conditions (and associated documentation) must be changed to reflect those modifications made to the hedged item, the hedging instrument and the hedged risk. Any value adjustments that these changes entail must be reported as hedging inefficiency. The amendments further clarified that modifications required as a direct result of the IBOR reform and made in an economically equivalent way should not be reported as modifications for instruments valued at accrued acquisition value. For such modifications, the effective interest rate is adjusted in line with those modified cash flows. The amendments are to be applied for financial years beginning January 1, 2021 or later, and previous application is allowed. The changes are expected to result in SEK’s hedging conditions remaining as before without significant modification gains or modification losses being reported. The changes are therefore expected not have any significant impact on SEK’s accounts, capital adequacy or large exposures when first applied.

Other IFRS or IFRS IC interpretations that are not yet applicable are not expected to have a material impact on SEK’s Financial Statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	2020	2019	2018
Interest income
Loans to credit institutions	236	546	1,498
Loans to the public	4,210	4,597	2,965
Loans in the form of interest-bearing securities	897	829	672
Interest-bearing securities excluding loans in the form of interest-bearing securities	242	686	523
Derivatives	-1,708	-538	-501
Administrative remuneration -CIRR-system[1]	197	194	157
Other assets	34	43	52
Total interest income	4,108	6,357	5,366
Interest expenses
Interest expenses excl. resolution fee	-2,076	-4,471	-3,658
Resolution fee	-86	-169	-266
Total interest expenses	-2,162	-4,640	-3,924
Net interest income	1,946	1,717	1,442

Skr mn	2020	2019	2018
Interest income were related to:
Financial assets at fair value through profit or loss	-1,070	452	283
Derivatives used for hedge accounting	-396	-303	-261
Financial assets at amortized cost	5,574	6,208	5,344
Total interest income	4,108	6,357	5,366
Interest expenses were related to:
Financial liabilities at fair value through profit or loss	725	1,158	685
Financial assets measured at fair value through profit or loss - negative -interest on income	-60	-72	-104
Financial assets measured at amortized cost – negative interest income	0	-9	-27
Derivatives used for hedge accounting	1,904	-286	106
Financial liabilities at amortized cost	-4,731	-5,431	-4,584
Total interest expenses	-2,162	-4,640	-3,924
Net interest income	1,946	1,717	1,442

Interest income geographical areas

Skr mn	2020	2019	2018
Sweden	1,223	1,281	1,114
Europe except Sweden	-166	1,340	1,288
Countries outside of Europe	3,051	3,736	2,964
Total interest income	4,108	6,357	5,366

Interest income per product group

Skr mn	2020	2019	2018
Lending to Swedish exporters	1,921	1,954	1,709
Lending to exporters’ customers[2]	1,229	1,784	1,665
Liquidity	958	2,619	1,992
Total interest income	4,108	6,357	5,366

1 Including administrative remuneration for concessionary loans by Skr 1 million (2019: Skr 2 million).

2 In interest income for Lending to exporters’ customers, Skr 196 million (2019: Skr 192 million) represent remuneration from the CIRR-system (see note 24).

Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system. The comparative figures have been adjusted, see Note 1.

Note 3. Net fee and commissions expense

Skr mn	2020	2019	2018
Fee and commissions earned were -related to1:
Lending	1	1	5
Total	1	1	5
Commissions incurred were -related to1:
Depot and bank fees	-10	-8	-7
Brokerage	-4	-5	-4
Other commissions incurred	-29	-21	-26
Total	-43	-34	-37
Net fee and commissions expense	-42	-33	-32

1 Skr -37 million (2019: Skr -28 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2020	2019	2018
Derecognition of financial instruments not measured at fair value through profit or loss:
Financial assets at amortized cost	14	19	24
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)[1]	-488	-5,590	7,315
Mandatorily	466	5,710	-7,360
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	1,277	2,846	-192
Net results of the hedged item	-1,191	-2,761	235
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	5	2	-3
Total net results of financial transactions	83	226	19

Note 5. Personnel expenses

Skr mn	2020	2019	2018
Salaries and remuneration to the Board of Directors and the CEO	-7	-7	-7
Salaries and remuneration to Senior Executives	-25	-23	-21
Salaries and remuneration to other employees	-168	-161	-158
Pensions	-64	-60	-52
Social insurance	-68	-63	-59
Other personnel expenses	-15	-19	-14
Total personnel expenses	-347	-333	-311

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 25 million (2019: Skr 23 million). Of the remuneration to senior executives, Skr 25 million (2019: Skr 23 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 5 million (2019: Skr 5 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

2020 Skr thousand	Fee, includes committee fee	Fixed remuneration[1]	Other benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-588	-	-	-	-588
Other members of the Board of Directors:
Cecilia Ardström	-322	-	-	-	-322
Anna Brandt[4]	-	-	-	-	-
Reinhold Geijer	-288	-	-	-	-288
Hans Larsson	-302	-	-	--	-302
Eva Nilsagård	-297	-	-	-	-297
Ulla Nilsson	-322	-	-	-	-322
Hanna Lagercrantz[4],	-	-	-	-	-
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5]	-	-5,234	-33	-1,536	-6,803
Per Åkerlind, Deputy Chief Executive Officer and Head of Partnerships and Relations	-	-3,527	-31	-1,257	-4,815
Karl Johan Bernerfalk, General Counsel, Head of Legal	-	-1,576	-31	-552	-2,159
Andreas Ericson, Head of Mid Corporates	-	-2,024	-32	-631	-2,687
Stefan Friberg, Chief Financial Officer (CFO)	-	-2,964	-18	-515	-3,497
Teresa Hamilton Burman, Chief Credit Officer (CCO)	-	-2,389	-18	-524	-2,931
Jens Hedar, Head of Large Corporates	-	-2,316	-18	-635	-2,969
Petra Könberg, Head of Marketing and Communications	-	-1,286	-34	-428	-1,748
Peter Svensén, Chief Risk Officer (CRO)	-	-2,597	-26	-569	-3,192
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	-	-1,719	-22	-675	-2,416
Susanna Rystedt, Head of Business Development, Business Support and Transformation	-	-2,501	-16	-788	-3,305
Madeleine Widaeus, Chief Information Officer (CIO)	-	-1,671	-16	-493	-2,180
Total	-2,119	-29,804	-295	-8,603	-40,821

1 Predetermined salary or other compensation such as holiday pay and allowances.

2 Other benefits consist of, for example subsistence benefits.

3 Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

4 Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish -Government.

5 The retirement age of the CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

2019 Skr thousand	Fee, includes committee fee	Fixed remuneration[1]	Other benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-603	-	-	-	-603
Other members of the Board of Directors:
Cecilia Ardström	-308	-	-	-	-308
Anna Brandt[4]	-	-	-	-	-
Reinhold Geijer	-275	-		-	-275
Hans Larsson	-249	-	-	-	-249
Eva Nilsagård	-277	-	-	-	-277
Ulla Nilsson	-298	-	-	-	-298
Hélène Westholm[4], resigned March 28, 2019	-	-	-	-	-
Hanna Lagercrantz[4], from March 28, 2019	-	-	-	-	-
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5]	-	-5,015	-25	-1,462	-6,502
Per Åkerlind, Head of Treasury and Capital Management and -Executive Vice President	-	-3,509	-30	-1,123	-4,662
Karl Johan Bernerfalk, General Counsel	-	-1,507	-23	-529	-2,059
Andreas Ericson, Head of Mid Corporates	-	-1,978	-28	-607	-2,613
Stefan Friberg, Chief Financial Officer (CFO)	-	-2,922	-27	-500	-3,449
Teresa Hamilton Burman, Chief Credit Officer (CCO)	-	-2,353	-18	-508	-2,879
Jens Hedar, Head of Large Corporates	-	-2,224	-15	-649	-2,888
Petra Könberg, Head of Marketing & Business Development	-	-1,236	-33	-407	-1,676
Irina Slinko, acting Chief Risk Officer (CRO), resigned August 20, 2019	-	-1,159	-12	-365	-1,536
Anna-Lena Söderlund, acting Chief Risk Officer (CRO), from August 21, 2019, resigned October 27, 2019	-	-278	-6	-115	-399
Peter Svensén, Chief Risk Officer (CRO), from October 28, 2019	-	-471	-3	-80	-554
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	-	-1,644	-42	-623	-2,309
Susanna Rystedt, Chief Administrative Officer (CAO)	-	-2,484	-40	-759	-3,283
Madeleine Widaeus, Chief Information Officer (CIO)	-	-1,574	-16	-463	-2,053
Total	-2,010	-28,354	-318	-8,190	-38,872

1 Predetermined salary or other compensation such as holiday pay and allowances.

2 Other benefits consist of, for example, car allowances and subsistence benefits.

3 Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

4 Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish -Government.

5 The retirement age of the CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group 2018	Fee, includes	Fixed	Other	Pension
Skr thousand	committee fee	remuneration[1]	benefits[2]	fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson[4]	-612	-	-	-	-612
Other members of the Board of Directors:
Cecilia ArdströmC	-287	-	-	-	-287
Anna Brandt	-	-	-	-	-
Reinhold Geijer[4]	-269	-	-	-	-269
Hans Larsson[4]	-250	-	-	-	-250
Eva Nilsagård. from April 24, 2018	-182	-	-	-	-182
Susanne Lithander, resigned April 24, 2018	-74	-	-	-	-74
Lotta Mellström, resigned April 24, 2018[5]	-	-	-	-	-
Ulla Nilsson	-287	-	-	-	-287
Hélène Westholm, from April 24, 2018	-	-	-	-	-
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[6]	-	-4,743	-88	-1,418	-6,249
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	-	-3,339	-85	-1,307	-4,731
Karl Johan Bernerfalk, General Counsel	-	-1,414	-33	-505	-1,952
Andreas Ericson, Head of Mid Corporates, from October 15, 2018	-	-410	-6	-146	-562
Stefan Friberg, Chief Risk Officer (CRO)	-	-2,930	-25	-483	-3,438
Teresa Hamilton Burman, Chief Credit Officer (CCO)	-	-2,326	-16	-493	-2,835
Jens Hedar, Head of Large Corporates, from October 15, 2018	-	-461	-5	-157	-623
Johan Henningsson, Head of Sustainability	-	-1,261	-27	-466	-1,754
Petra Könberg, Head of Marketing & Business Development	-	-1,143	-28	-384	-1,555
Jane Lundgren Ericsson, Head of Lending, resigned October 12, 2018	-	-1,943	-75	-610	-2,628
Ingela Nachtweij, acting Chief Information Officer (CIO), resigned January 31, 2018	-	-128	-2	-36	-166
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	-	-1,471	-106	-556	-2,133
Susanna Rystedt, Chief Administrative Officer (CAO)	-	-2,255	-108	-733	-3,096
Madeleine Widaeus, IT-chief, from February 1, 2018	-	-1,360	-11	-405	-1,776
Total	-1,961	-25,184	-615	-7,699	-35,459

1 Predetermined salary or other compensation such as holiday pay and allowances.

2 Other benefits consist of, for example, car allowances and subsistence benefits.

3 Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.

4 Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish -Government.

5 The retirement age of the CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Total Expenditure on Remuneration in accordance with CRR

2020 Skr thousand	Executive -management	Other members of staff whose actions have a material impact on the risk profile of the institution
Total amount expensed for remuneration	-38,632	-87,252
of which fixed remuneration	-38,632	-81,244
of which variable remuneration in cash	-	-6,008
number of beneficiaries	12	67
Outstanding vested deferred remuneration	-	-
Outstanding unvested deferred remuneration	-90	-8,164
Deferred remuneration awarded	-	-3,605
Deferred remuneration paid out	-69	-2,535
Deferred remuneration reduced through performance adjustments	-	-
Severance payments made	-	-
number of beneficiaries	-	-
Severance payments awarded	-	-

2019 Skr thousand	Executive -management	Other members of staff whose actions have a material impact on the risk profile of the institution
Total amount expensed for remuneration	-34,780	-88,565
of which fixed remuneration	-34,780	-81,730
of which variable remuneration in cash	-	-6,835
number of beneficiaries	12	74
Outstanding vested deferred remuneration	-	-
Outstanding unvested deferred remuneration	-90	-4,727
Deferred remuneration awarded	-	-4,101
Deferred remuneration paid out	-69	-569
Deferred remuneration reduced through performance adjustments	-	-
Severance payments made	-	-1,319
number of beneficiaries	-	1
Severance payments awarded	-	-

2018 Skr thousand	Executive -management	Other members of staff whose actions have a material impact on the risk profile of the institution
Total amount expensed for remuneration	-33,617	-111,896
of which fixed remuneration	-33,617	-111,896
of which variable remuneration in cash	-	-
number of beneficiaries	12	114
Outstanding vested deferred remuneration	-	-
Outstanding unvested deferred remuneration	-207	-1,884
Deferred remuneration awarded	-	-
Deferred remuneration paid out	-239	-2,910
Deferred remuneration reduced through performance adjustments	-	-
Severance payments made	-	-
number of beneficiaries	-	-
Severance payments awarded	-	-1,319

Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration structures in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management apply to SEK. Moreover, SEK applies the government’s ownership policy and guidelines on terms of employment for senior executives at state-owned companies 2020. In accordance with these regulations, SEK’s Board has prepared a proposal for a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2019 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies, and should be reasonable. Remuneration to senior executives consists of fixed salary, severance pay, pension benefits and other benefits. Pension terms for senior executives should be in the form of defined contribution plans.

SEK’s remuneration system is designed to promote sound and effective risk management and restrict excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee has met five times in 2020.

The company has only one variable remuneration system, individual variable compensation (”IRE”). Within this system, permanent staff that have customer or business responsibility, but are not members of senior management, are offered the opportunity to receive individual variable remuneration. IRE has been around since 2017 and should be evaluated on an ongoing basis. The result of the evaluations shall be reported to the Remuneration Committee

The IRE system is discretionary in nature, in that all outcomes are subject to deferred payment and the Board takes all decisions regarding results and payments. Before an individual receives any IRE payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IRE outcome. The outcome at the Company level is conditional on the actual return exceeding a predetermined target. If appropriate, actual return is adjusted for the impact of non-operational items and unexpectedly high risk-taking. Of the profit that corresponds to any excess return, a percentage accrues to the IRE at the Company level. The outcome at the Company level is capped at a maximum of two months’ salary, calculated on the basis of all Company employees entitled to IRE. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of two months’ salary, calculated on the basis of all department’s employees entitled to IRE. The final test is at the Individual level. This test assesses the behavior and performance of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of 1.5 times the amount at the Department level. Accordingly, the maximum outcome for any individual is three months’ salary. The total outcome for all employees encompassed by IRE in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IRE paid, which also carries pension entitlements.

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

The CEO’s, Catrin Fransson’s, terms of employment comply with the Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020.

SEK pays a defined contribution pension insurance amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the BTP plan as well as healthcare insurance under Skandia Privatvård Plus and travel insurance. Other benefits payable to the CEO include per diem allowances. The CEO is entitled to six months’ notice prior to termination initiated by SEK and severance pay corresponding to 18 months’ salary. A deduction is made for any income arising from new employment.

The retirement age is 65 for all senior executives. The pension terms, conditions for termination of employment and other terms of employment for the senior executives follow the current Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020, where the BTP plan is included as an approved, collectively bargained, defined-benefit and defined-contribution pension plan. Since the 2017 Annual General Meeting, the new guidelines apply when appointing new senior executives at SEK. Pension provisions for senior executives in SEK are limited to 30 percent of pensionable income for retirement and survivors’ pension. Due to SEK’s implementation of a defined-benefit pension plan, the BTP plan, resulting from a collective agreement between the BAO and the Financial Sector Union of Sweden, covering employees in the banking and finance industries, the contribution for retirement and survivors’ pension can exceed 30 percent.

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

Pensions

.

Total pension cost for defined benefit and defined contribution obligations

Skr mn	2020	2019	2018
Service cost	-5	-6	-4
Regulation of pension obligations	0	0	5
Interest cost, net	-1	-2	-1
Pension cost for defined benefit pensions, incl. payroll tax	-6	-8	0
Pension cost for defined contribution pension cost incl. payroll tax	-58	-52	-52
Pension cost recognized in personnel costs	-64	-60	-52
Actuarial gains (+) and losses (-) on defined benefit obligation during period	-2	-16	-48
Return above expected return, gains (+) and losses (-) on plan assets	3	12	0
Change in the effect of the asset ceiling excluding interest	-	-	-
Revaluation of defined benefit plans	1	-4	-48

Net value of defined benefit pension obligations

Skr mn	2020	2019	2018
Defined benefit obligations	277	272	253
Plan assets	-195	-189	-173
			0
Provision for pensions, net obligation[1]	82	83	80

1 See note 21.

Development of defined benefit obligations

Skr mn	2020	2019	2018
Defined benefit obligation, opening balance	272	253	263
Service cost	6	6	4
Interest cost	5	5	6
Pension Payments incl. special payroll tax	-9	-8	-9
Actuarial gains (-) and losses (+), effect due to changed demographic assumptions	-	-	-59
Actuarial gains (-) and losses (+), effect due to changed financial assumptions	12	25	46
Actuarial gains (-) and losses (+), effect due to experience based outcome	-9	-9	2
Defined benefit obligation, closing balance	277	272	253

Development of plan assets related to defined benefit obligation

Skr mn	2020	2019	2018
Fair value of plan assets, opening balance	189	173	223
Expected return on plan assets	3	4	5
Contributions by the employer[1]	7	7	7
Benefits paid[2]	-8	-7	-8
Other[3]	-	-	-54
Return on plan assets excluding interest income	4	12	0
Fair value of plan assets, closing balance	195	189	173

1 Expected contribution from the employer in the following year is Skr 5 million (2019: Skr 6 million) excluding payroll tax.
2 Expected compensation paid in the following year is Skr 7 million (2019: Skr 9 million).
3 Regulation of pension obligations related to Venantius AB and its subsidiaries, which were liquidated in 2018.

Distribution of plan assets related to defined benefit obligation

Skr mn	2020	2019	2018
Domestic equity investments	4	4	3
Foreign equity investments	23	17	12
Domestic government bonds	41	49	43
Domestic corporate bonds	18	22	26
Mortgage bonds	53	49	49
Other Investments	33	25	19
Properties	23	23	21
Total plan assets	195	189	173

Principal actuarial assumptions used end of year

Percent	2020	2019	2018
Discount rate	1.25	1.7	2.1
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	1.8	2.0	2.0
Expected lifetime	DUS14	DUS14	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome			Positive outcome
Skr mn	2020	2019	2018	2020	2019	2018
Discount rate	-1%	-1%	-1%	+1%	+1%	+1%
Defined benefit obligation	358	351	324	218	215	202
Service cost	9	8	8	5	5	4
Interest cost	1	2	4	5	6	6

Expected lifetime	+1 year	+1 year	+1 year	–1 year	–1 year	–1 year
Defined benefit obligation	291	286	266	264	260	242
Service cost	7	6	6	7	6	5
Interest cost	4	5	6	3	4	5

Net reconciliation of pension liabilities

Skr mn	2020	2019	2018
Pension liabilities, opening balance	83	80	40
Net periodic pension cost	8	7	0
Contributions by the employer	-7	-7	-7
Net pension payments	-1	-1	-1
Revaluations recognized in other comprehensive income	-1	4	48
Pension liabilities, closing balance	82	83	80

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2020 for defined benefit pensions amounts to Skr 6 million (2019: Skr 8 million).

As of December 31, 2020, the expected weighted average remaining service time for active employees was 13.38 years (2019: 14.89 years), the expected weighted average duration for the present value was 20.19 years (2019: 19.23 years) and the average salary for active employees was Skr 0.9 million (2019: Skr 0.9 million).

Discount rate

The discount rate is based on the estimated interest curve of Swedish mortgage bonds, as this market is regarded as liquid enough to be used for this purpose. The discount rate is based on market expectations at the end of the accounting period, using bonds with the same duration as the pension liability.

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

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

.

Average number of employees

	2020	2019	2018
Women	123	120	117
Men	125	121	126
Total average number of employees	248	241	243

Number of employees at year-end1

	2020	2019	2018
Women	125	123	118
Men	128	121	120
Total number of employees[1]	253	244	238
of which full-time employees	247	236	230
allocation of women/men	49/51	50/50	49/51
of which part-time employees	6	8	8
allocation of women/men	83/17	75/25	75/25
of which permanent employees	253	243	236
allocation of women/men	49/51	51/49	50/50
of which temporary employees	0	1	2
allocation of women/men	0/0	0/100	50/50
of which managers	31	31	29
of which non-management	222	213	209

1 Information collected from the HR-system.
2 In addition to its employees, SEK had 75 consultants (FTEs) (2019: 66 consultants) engaged at year-end 2020.

Employees by age distribution

	2020	2019	2018
Total number of employees	253	244	238
of which under the age of 30 years	13	12	13
of which between 30 and 50 years	122	127	127
of which over 50 years	118	105	98

Employee turnover

	2020	2019	2018
Number of employees who left employment	16	30	32
of which women	8	16	12
of which men	8	14	20
of which under the age of 30 years	0	2	3
of which between 30 and 50 years	12	22	20
of which over 50 years	4	6	9

Health

Percent	2020	2019	2018
Absence due to sickness[1]	2.1	2.5	3.1

1 Number of hours of sickness in relation to scheduled working hours.

Equality and diversity

	2020		2019		2018
Allocation of women/men on the Board of Directors	62	/38	62	/38	62	/38
Allocation of women/men in SEK's executive management	50	/50	50	/50	50	/50
Allocation of women/men in -management positions	48	/52	42	/58	41	/59
Allocation of women/men at SEK in total	49	/51	50	/50	51	/49

Note 6. Other administrative expenses

Skr mn	2020	2019	2018
Travel expenses and marketing	-3	-7	-7
IT and information system (fees incl.)	-140	-156	-151
Other fees	-38	-34	-34
Premises[1]	-10	-3	-33
Other	-7	-6	-6
Total other administrative expenses	-198	-206	-231

1 SEK is a party to rental agreements of office space in Stockholm and Gothenburg, Sweden. Since 2019-01-01 leases of premises are accounted for according to IFRS 16, see note 8.

Remuneration to auditors

Skr mn	2020	2019	2018
Öhrlings PricewaterhouseCoopers AB:
Audit fees[1]	-9	-10	-8
Audit related fees[2]	-	0	0
Tax related fees[3]	-	0	0
Other fees[4]	-3	-2	-2
Total	-12	-12	-10

1 Fees related to audit of annual financial statements and reviews of interim financial statements.
2 Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.
3 Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.
4 Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax related fees above. In the financial statements, remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

Skr mn	Dec 31, 2020	Dec 31, 2019	Dec 31, 2018
Net book value
Tangible assets	22	28	26
Right-of-use assets	25	50	-
Intangible assets[1]	98	56	43
Total net book value	145	134	69
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-51	-57	-40

1 Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

Note 8. Leasing

SEK as lessee

All leases with the exception of short-term and low-value leases, are recognized as a right-of-use asset with a corresponding lease liability. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities (see note 7 and note 19). The right-of-use assets and the lease liability relate to rental premises. For further information see note 1 Significant accounting policies. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which it is not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 77 million (2019: Skr 78 million) for a period of 3 years.

Right-of-use assets

Skr mn	2020	2019
Opening balance	50	94
Depreciation	-27	-32
Addition/Deduction[1]	2	-12
Closing balance	25	50

1 There have been cancelled and new leases. During 2019 the estimation of lease liability and right-of-use assets also has changed. Future cash flows relating to real estate tax and non-deductible value added tax are no longer included. This change means that lease liability and right-of-use assets have decreased by Skr 13 million.

Accounted for in profit or loss

Skr mn	2020	2019
Depreciation charge on right-of-use assets	-27	-32
Interest expenses on lease liability	0	0
Expenses relating to short-term leases[1]	0	0
Expenses relating to low-value leases[1]	-1	-1
Variable lease fees[1]	-6	-1
Total amount accounted for in profit or loss	-34	-34

1 Accounted for under Other administrative expenses.

Lease liability

Skr mn	2020	2019
Opening balance	44	95
Interest expenses accrued	0	0
Payments of lease liability	-27	-39
Addition/Deduction[1]	2	-12
Closing balance	19	44

1 There have been cancelled and new leases. During 2019 the estimation of lease liability and right-of-use assets also has changed. Future cash flows relating to real estate tax and non-deductible value added tax are no longer included. This change means that lease liability and right-of-use assets have decreased by Skr 13 million.

Contractual flows of lease liability

Skr mn	2020	2019
Within 1 year	18	26
Between 1 and 5 years	1	18
Discounting effect	0	0
Closing balance	19	44

The total cash outflow for leases in 2020 was Skr 34 million (2019: Skr 41 million).

The following tables show disclosures for 2018 according to IAS 17.

Cost of operating leases

Skr mn	2018
Leases	-32
The primary cost relates to SEK’s office premises.

Future minimum rentals payable under non-cancellable operating leases are as follows

Skr mn	Dec 31, 2018
Within 1 year	-32
Between 1 and 5 years	-60
More than 5 years	-
Total future minimum rentals payable under non-cancellable operating leases	-92

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

	December 31, 2020		December 31, 2019		December 31, 2018
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Within 1 year	102	99	63	61	117	113
Between 1 and 5 years	91	81	87	78	182	156
More than 5 years	19	14	-	-	8	5
Total	212	194	150	139	307	274

Unearned finance income	-	17	-	14	-	33
Unguaranteed residual value	-	-	-	-	-	-

The leases are included in the line item “Loans to the public” in the Statement of Financial Position.

Note 9. Impairments

Skr mn	2020	2019	2018
Expected credit losses, stage 1	-98	-19	6
Expected credit losses, stage 2	-48	11	14
Expected credit losses, stage 3	-7	-17	-13
Established credit losses	-20	-25	-
Reserves applied to cover established credit losses	20	40	-
Recovered credit losses	-	-	0
Net credit losses	-153	-10	7

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

	December 31, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	47,095	3,719	-	50,814	40,909	2,735	-	43,644
Loans to credit institutions	8,834	509	-	9,343	9,578	541	-	10,119
Loans to the public	142,179	28,109	1,482	171,770	132,313	30,326	1,316	163,955
Total Loans, before expected credit losses	198,108	32,337	1,482	231,927	182,800	33,602	1,316	217,718
Off balance, before expected credit losses
Guarantees	2,463	1,506	-	3,969	3,232	1,161	-	4,393
Committed undisbursed loans	25,893	32,642	-	58,535	28,083	26,856	11	54,950
Total, before expected credit losses	226,464	66,485	1,482	294,431	214,115	61,619	1,327	277,061
of which guaranteed	59.5%	84.6%	97.6%	63.2%	56.4%	92.1%	95.4%	62.2%
Loss allowance, loans
Loans in the form of interest-bearing securities	-20	-13	-	-33	-14	-2	-	-16
Loans to credit institutions	-6	0	-	-6	-1	0	-	-1
Loans to the public	-113	-42	-46	-201	-36	-7	-64	-107
Total loss allowance, loans	-139	-55	-46	-240	-51	-9	-64	-124
Loss allowance, off balance[1]
Guarantees	0	0	-	-	0	0	0	0
Committed undisbursed loans	-8	-1	-	-9	-3	-1	-	-4
Total, loss allowance	-147	-56	-46	-249	-54	-10	-64	-128
Provision ratio	0.06%	0.08%	3.10%	0.08%	0.03%	0.02%	4.82%	0.05%

1 Recognized under provision in Consolidated Statement of Financial Position.

Loans and off balance, before loss allowance

	December 31, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	214,115	61,619	1,327	277,061	202,583	60,678	1,425	264,686
Increase due to origination and acquisition	134,041	25,944	815	160,800	73,812	5,633	113	79,558
Transfer to stage 1	683	-872	-	-189	13	-16	-	-3
Transfer to stage 2	-8,391	7,422	-159	-1,128	-6,752	6,281	-	-471
Transfer to stage 3	-	-42	34	-8	-97	-199	286	-10
Decrease due to derecognition	-113,984	-27,586	-535	-142,105	-55,444	-10,758	-497	-66,699
Closing balance	226,464	66,485	1,482	294,431	214,115	61,619	1,327	277,061

Loss allowance

	December 31, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-54	-10	-64	-128	-34	-21	-84	-139
Increases due to origination and acquisition	-84	0	-	-84	-22	-1	0	-23
Net remeasurement of loss allowance	-23	-48	2	-69	-4	7	7	10
Transfer to stage 1	0	0	-	-	0	0	-	0
Transfer to stage 2	1	-1	0	-	0	0	-	0
Transfer to stage 3	-	1	-10	-9	0	2	-24	-22
Decreases due to derecognition	8	0	0	8	6	4	-	10
Decrease in allowance account due to write-offs	-	-	20	20	-	-	40	40
Exchange-rate differences[1]	5	2	6	13	0	-1	-3	-4
Closing balance	-147	-56	-46	-249	-54	-10	-64	-128

1 Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of GDP forecasts from the World Bank. When calculating the ECL as of December 31, 2020 the latest available forecast was the World Bank’s forecast from June 2020. The base scenario has been weighted at between 72 and 78 percent, and the downturn and upturn scenarios weighted equally at between 11 and 14 percent.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes that the strong positive GDP growth projections for 2021 may understate the probability of default of the asset portfolio, as they do not take into account the sharp fall in GDP during the second quarter. In the fourth quarter, SEK made an overall adjustment to increase expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of December 31, 2020.

SEK has conducted an extensive assessment of material increases in credit risk due to the COVID-19 pandemic. SEK’s assessment is that the company’s method is still applicable for assessing whether a material increase in credit risk has occurred. SEK has noted an increase in credits moving from stage 1 to stage 2, which was mainly attributable to an increase in forbearance agreements due to the COVID-19 pandemic and decreased ratings. The movements from stage 1 to stage 2 have not had any material impact on expected credit losses.

Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	37	-	-	37	546	-	-	546
AA+ to A-	29,261	-	-	29,261	31,421	-	-	31,421
BBB+ to BBB-	130,068	1,166	-	131,234	116,040	1,147	-	117,187
BB+ to BB-	32,281	23,201	-	55,482	23,378	20,381	-	43,759
B+ to B-	5,998	7,053	-	13,051	11,411	11,894	-	23,305
CCC to D	463	917	1,482	2,862	4	180	1,316	1,500
Total, before expected credit losses	198,108	32,337	1,482	231,927	182,800	33,602	1,316	217,718

More information regarding SEK’s Credit Policy is found in note 26 and in the Risk and capital management section.

Note 10. Taxes

Skr mn	2020	2019	2018
Income tax
Adjustment previous year	-4	2	-1
Current tax	-266	-570	-448
Deferred tax	0	291	245
Total income tax	-270	-277	-204
Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	-	2	6
Deferred tax	-	-	-
Tax on items not to be reclassified to profit or loss
Current tax	-1	-5	-82
Deferred tax	-4	1	10
Income tax related to other comprehensive income	-5	-2	-66
Reconciliation of effective tax rate
The Swedish corporate tax rate (percent)	21.4	21.4	22.0
Profit before taxes	1,238	1,304	852
National tax based on profit before taxes	-265	-279	-187
Tax effects of:
Non-taxable income	0	9	0
Non-deductible expenses	-1	-16	-14
Imputed interest on tax allocation reserve	-	-1	-2
Tax effect of dissolution of untaxed reserves due to changed tax rate	-	8	-
Other	-4	2	-1
Total tax	-270	-277	-204
Effective tax expense (percent)	21.8	21.2	24.0

Deferred taxes

Skr mn	2020	2019
Deferred tax assets concerning:
Temporary differences, related to -pensions	15	16
Other temporary differences	-	-
Total deferred tax assets	15	16
Deferred tax liabilities concerning:
Untaxed reserves	-	-
Total deferred tax liabilities	-	-
Net deferred tax liabilities (-) / tax assets (+)	15	16

No deductible loss carry forwards existed as of December 31, 2020, or December 31, 2019.

Change in deferred taxes

Skr mn	2020	2019
Opening balance	16	-276
Change through profit or loss	0	291
Change in other comprehensive income	-1	1
Closing balance	15	16

In June 2018, the Swedish Parliament introduced, among other things, reduced corporate tax and general interest deduction restrictions. The new rules came into force on January 1, 2019. The corporate tax is reduced in two stages - first to 21.4 percent (from January 1, 2019) and later to 20.6 percent (from January 1, 2021). The change has not had any significant impact on SEK’s deferred taxes.

In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated 78 percent to equity and 22 percent to deferred taxes included as deferred tax liabilities in the statement of financial position. Changes in the amounts reported as deferred taxes are included in taxes on net profit in the Statement of Comprehensive Income. The entire untaxed reserve was dissolved in 2019.

Note 11. Loans and liquidity investments

Skr mn	Dec 31, 2020	Dec 31, 2019
Loans:
Loans in the form of interest-bearing securities	50,780	43,627
Loans to credit institutions	31,315	27,010
Loans to the public	171,562	163,848
Less:
Cash collateral under the security agreements for derivative contracts	-21,979	-16,891
Total loans	231,678	217,594

Liquidity investments:
Cash and cash equivalents	3,362	1,362
Cash collateral under the security agreements for derivative contracts1		-
Treasuries/government bonds	22,266	8,344
Other interest-bearing securities except loans	33,551	53,906
Total liquidity investments	59,179	63,612
of which issued by public authorities	25,262	13,452

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2020	2019
Sum of amounts exceeding nominal	148	350
Sum of amounts falling below nominal	-10	-39

Volume Development, Lending

			of which the CIRR-system
Skr mn	2020	2019	2020	2019
Offers of long-term loans accepted	125,470	74,515	18,350	15,500
Undisbursed loans at year-end	57,213	52,150	51,463	47,868
Loans outstanding at year-end[1]	231,678	217,594	69,163	76,120

1 Including concessionary loans in the amount of Skr 382 million (year-end 2019: Skr 547 million).

Outstanding loans as per business area

			of which the CIRR-system
Skr mn	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Lending to Swedish exporters	120,050	96,429	-	-
Lending to exporters’ customers	111,628	121,165	69,163	76,120
Total lending[1]	231,678	217,594	69,163	76,120

1 Including concessionary loans in the amount of Skr 382 million (year-end 2019: Skr 547 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2020
	Financial assets at fair value through profit or loss
Skr mn	Mandatorily	Derivatives used for hedge accounting	Amortized cost	Total
Cash and cash equivalents	-	-	3,362	3,362
Treasuries/government bonds	22,266	-	-	22,266
Other interest-bearing securities except loans	33,551	-	-	33,551
Loans in the form of interest-bearing securities	-	-	50,780	50,780
Loans to credit institutions	-	-	31,315	31,315
Loans to the public	-	-	171,562	171,562
Derivatives	4,248	3,315	-	7,563
Total financial assets	60,065	3,315	257,019	320,399

	December 31, 2019
	Financial assets at fair value through profit or loss
Skr mn	Mandatorily	Derivatives used for hedge accounting	Amortized cost	Total
Cash and cash equivalents	-	-	1,362	1,362
Treasuries/government bonds	8,344	-	-	8,344
Other interest-bearing securities except loans	53,906	-	-	53,906
Loans in the form of interest-bearing securities	-	-	43,627	43,627
Loans to credit institutions	-	-	27,010	27,010
Loans to the public	-	-	163,848	163,848
Derivatives	4,380	2,588	-	6,968
Total financial assets	66,630	2,588	235,847	305,065

Financial liabilities by accounting category

	December 31, 2020
	Financial liabilities at fair value through profit or loss
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Amortized cost	Total
Borrowing from credit institutions	-	-	-	3,486	3,486
Borrowing from the public	-	-	-	10,000	10,000
Debt securities issued	-	47,388	-	226,588	273,976
Derivatives	24,921	-	474	-	25,395
Total financial liabilities	24,921	47,388	474	240,074	312,857

	December 31, 2019
	Financial liabilities at fair value through profit or loss
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Amortized cost	Total
Borrowing from credit institutions	-	-	-	3,678	3,678
Borrowing from the public	-	-	-	-	-
Debt securities issued	-	56,705	-	212,634	269,339
Derivatives	16,954	-	3,102	-	20,056
Total financial liabilities	16,954	56,705	3,102	216,312	293,073

Note 13. Financial assets and liabilities at fair value

	December 31, 2020
Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	3,362	3,362	-
Treasuries/governments bonds	22,266	22,266	-
Other interest-bearing securities except loans	33,551	33,551	-
Loans in the form of interest-bearing securities	50,780	52,091	1,311
Loans to credit institutions	31,315	31,424	109
Loans to the public	171,562	180,453	8,891
Derivatives	7,563	7,563	-
Total financial assets	320,399	330,710	10,311

Borrowing from credit institutions	3,486	3,486	-
Borrowing from the public	10,000	10,000	-
Debt securities issued	273,976	274,552	576
Derivatives	25,395	25,395	-
Total financial liabilities	312,857	313,433	576

	December 31, 2019
Skr mn	Book value	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	1,362	1,362	-
Treasuries/governments bonds	8,344	8,344	-
Other interest-bearing securities except loans	53,906	53,906	-
Loans in the form of interest-bearing securities	43,627	45,054	1,427
Loans to credit institutions	27,010	27,133	123
Loans to the public	163,848	169,612	5,764
Derivatives	6,968	6,968	-
Total financial assets	305,065	312,379	7,314

Borrowing from credit institutions	3,678	3,678	-
Debt securities issued	269,339	271,549	2,210
Derivatives	20,056	20,056	-
Total financial liabilities	293,073	295,283	2,210

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

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2020
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	3,362	-	-	3,362	3,362
Loans in the form of interest-bearing securities	306	51,785	-	52,091	50,780
Loans to credit institutions	-	31,424	-	31,424	31,315
Loans to the public	-	180,453	-	180,453	171,562
Total financial assets in fair value hierarchy	3,668	263,662	-	267,330	257,019

	December 31, 2019
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	1,362	-	-	1,362	1,362
Loans in the form of interest-bearing securities	321	44,733	-	45,054	43,627
Loans to credit institutions	-	27,133	-	27,133	27,010
Loans to the public	-	169,584	-	169,584	163,848
Total financial assets in fair value hierarchy	1,683	241,450	-	243,133	235,847

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2020
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	-	3,486	-	3,486	3,486
Borrowing from the public	-	10,000	-	10,000	10,000
Debt securities issued	-	227,164	-	227,164	226,588
Total financial liabilities in fair value hierarchy	-	240,650	-	240,650	240,074

	December 31, 2019
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	-	3,669	-	3,669	3,678
Borrowing from the public	-	-	-	-	-
Debt securities issued	-	213,654	-	213,654	212,634
Total financial liabilities in fair value hierarchy	-	217,323	-	217,323	216,312

Financial assets reported at fair value in fair value hierarchy

	December 31, 2020 Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	14,169	8,097	-	22,266
Other interest-bearing securities except loans	19,413	14,138	-	33,551
Derivatives	-	5,985	1,578	7,563
Total financial assets in fair value hierarchy	33,582	28,220	1,578	63,380

	December 31, 2019 Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	7,041	1,303	-	8,344
Other interest-bearing securities except loans	27,409	26,497	-	53,906
Derivatives	-	4,483	2,485	6,968
Total financial assets in fair value hierarchy	34,450	32,283	2,485	69,218

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2020 Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	-	6,190	41,198	47,388
Derivatives	-	23,554	1,841	25,395
Total financial liabilities in fair value hierarchy	-	29,744	43,039	72,783

	December 31, 2019 Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	-	12,953	43,752	56,705
Derivatives	-	17,593	2,463	20,056
Total financial liabilities in fair value hierarchy	-	30,546	46,215	76,761

For the liquidity portfolio, the closing levels are the same as the opening levels (year-end 2019: transfer from level 2 to level 1 of Skr 21,461 million). Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3. A transfer from level 3 to level 2 of Skr 6,534 million for debt securities issued and a transfer. from level 3 to level 2 of net Skr -1,259 million for derivatives was made since these instruments are not significantly affected by nonobservable market data (year-end 2019: transfer from level 3 to level 2 of Skr 1,040 million for debt securities issued and transfer from level 3 to level 2 of net Skr -30 million for derivatives).

Financial assets and liabilities at fair value in Level 3

	December 31, 2020
Skr mn	Jan 1, 2020	Pur-chases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) through other comprehensive income	Cur. exchange- rate effects	Dec 31, 2020
Debt securities issued	-43,752	-10,584	16,285	-10,649	6,534	-1,345	44	2,269	-41,198
Derivatives, net	22	7	-400	-	-1,259	-1,597	-	2,964	-263
Net assets and liabilities	-43,730	-10,577	15,885	-10,649	5,275	-2,942	44	5,233	-41,461

Financial assets and liabilities at fair value in Level 3

	December 31, 2019
Skr mn	Jan 1, 2019	Pur-chases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) through other comprehensive income	Cur. exchange- rate effects	Dec 31, 2019
Debt securities issued	-47,898	-10,702	21,314	-	1,040	-3,408	-43	-4,055	-43,752
Derivatives, net	-4,587	-5	-299	1	-31	3,181	-	1,762	22
Net assets and liabilities	-52,485	-10,707	21,015	1	1,009	-227	-43	-2,293	-43,730

1 Gains and losses through profit or loss, including the impact of exchange-rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2020, amounted to a Skr 36 million gain (year-end 2019: Skr 69 million loss) and are reported as net results of financial transaction.

Uncertainty of valuation of Level 3-instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework.

For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shift in the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. . The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3

Assets and liabilities	December 31, 2020
Skr mn	Fair Value[1]	Unobservable input	Range of estimates for unobservable input[2]	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-144	Correlation	0.12-(0.12)	Option Model	-6	6
Interest rate	4	Correlation	0.12-(0.12)	Option Model	0	0
FX	9	Correlation	0.12-(0.12)	Option Model	-53	53
Other	-132	Correlation	0.12-(0.12)	Option Model	0	0
Sum derivatives, net	-263				-59	59
Equity	-14,836	Correlation	0.12-(0.12)	Option Model	6	-6
		Credit spreads	10BP - (10BP)	Discounted cash flow	8	-8
Interest rate	-13,181	Correlation	0.12-(0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	65	-65
FX	-13,070	Correlation	0.12-(0.12)	Option Model	53	-53
		Credit spreads	10BP - (10BP)	Discounted cash flow	63	-63
Other	-111	Correlation	0.12-(0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-41,198				196	-196
Total effect on total comprehensive income[3]					137	-137

Sensitivity analysis – level 3

Assets and liabilities	December 31, 2019
Skr mn	Fair Value[1]	Unobservable input	Range of estimates for unobservable input[2]	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-345	Correlation	0.73-0.02	Option Model	1	-1
Interest rate	1,249	Correlation	0.16-(0.08)	Option Model	-64	63
FX	-711	Correlation	0.80-0.10	Option Model	19	-16
Other	-171	Correlation	0.53-(0.03)	Option Model	0	0
Sum derivatives, net	22				-44	46
Equity	-524	Correlation	0.73-0.02	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	14	-14
Interest rate	-43,083	Correlation	0.16-(0.08)	Option Model	65	-64
		Credit spreads	10BP - (10BP)	Discounted cash flow	70	-68
FX	-39	Correlation	0.80-0.10	Option Model	-20	17
		Credit spreads	10BP - (10BP)	Discounted cash flow	88	-87
Other	-106	Correlation	0.53-(0.03)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-43,752				219	-218
Total effect on total comprehensive income[3]					175	-172

1 As per June 30, 2020, SEK has improved its methods to categorize derivatives and issued debt securities.

2 The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively.

3 When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation. The resulting effect related to correlation sensitivity is Skr +/- 0 million. The impact from SEK’s own credit spread amounts to Skr 137 million (year-end 2019: Skr 174 million) under a maximum scenario and Skr -137 million (year-end 2019: Skr -173 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value origination from credit risk (+ income/ - loss)
Skr mn	December 31, 2020	December 31, 2019	2020	2019
CVA/DVA, net[1]	-17	-12	-5	17
OCA[2]	-108	-126	18	24

1 Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2 Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2020			December 31, 2019
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,846	11,774	323,664	3,998	12,367	304,242
Currency-related contracts	3,249	11,236	153,838	2,734	6,933	182,668
Equity-related contracts	457	620	15,598	236	584	16,387
Contracts related to commodities, credit risk, etc.	11	1,765	7,513	-	172	1,997
Total derivatives	7,563	25,395	500,613	6,968	20,056	505,294

	December 31, 2020			December 31, 2019
of which derivatives used for economic -hedges, accounted for as held-for-trading under IFRS 9 Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	2,357	12,226	132,228	2,568	11,455	140,829
Currency-related contracts	1,423	10,310	132,029	1,544	4,708	153,707
Equity-related contracts	457	620	15,598	236	584	16,387
Contracts related to commodities, credit risk, etc.	11	1,765	7,513	0	172	1,997
Total derivatives	4,248	24,921	287,368	4,348	16,919	312,920

	December 31, 2020			December 31, 2019
of which derivatives in fair-value hedges Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	1,489	-453	191,435	1,430	912	163,413
Currency-related contracts	1,826	927	21,810	1,190	2,225	28,961
Total derivatives	3,315	474	213,245	2,620	3,137	192,374

1 The nominal amount of the instruments directly affected by the IBOR reform amounts to Skr 81,581 million (year-end 2019: Skr 87,915 million).

Maturity analysis of the nominal amounts1 of hedging instruments

	December 31, 2020
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	4	17	146	7,042	11,089
Hedge of fixed rate liabilities	-	9,809	34,739	126,023	2,607
Currency-related contracts
Hedge of fixed rate assets	41	61	427	3,240	633
Hedge of fixed rate liabilities	-	425	1,920	11,066	4,491

	December 31, 2019
Skr mn	< 1 month	1 month < 3 months	3 months < 1 year	1 year < 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	116	225	2,254	4,960	9,296
Hedge of fixed rate liabilities	-	-	38,724	103,823	3,776
Currency-related contracts
Hedge of fixed rate assets	6	26	644	2,030	430
Hedge of fixed rate liabilities	-	421	7,920	12,876	4,882

1 Nominal amounts before off-set.

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts

	December 31, 2020		December 31, 2019
Assets Skr mn	Book value	Fair -value hedge adjustments	Book value	Fair -value hedge adjustments
Loans in the form of interest- bearing securities	9,778	598	6,716	547
Loans to credit institutions	969	4	332	5
Loans to the public	13,032	1,044	14,353	930
Total	23,779	1,646	21,401	1,482

	December 31, 2020		December 31, 2019
Liabilities Skr mn	Book value	Fair -value hedge adjustments	Book value	Fair -value hedge adjustments
Debt securities issued	195,460	5,454	174,477	4,102
Total	195,460	5,454	174,477	4,102

For disclosure on hedge ineffectiveness see Note 4 Net results of financial transactions.

Cash flow hedges reclassified to profit or loss during the year

Skr mn	2020	2019
Interest income	-	8
Interest expense	-	-
Total[1]	-	8

1 Relates to previously terminated cash flow hedges where comprehensive income is allocated over the previously hedged item’s remaining -maturity.

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

Since the 2010s, there is an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK’s exposure that is directly affected by the reference interest rate reform is primarily its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as currency swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. GBP LIBOR, CHF LIBOR and JPY LIBOR are not expected to be offered after 2021-12-31. For USD LIBOR, the most common maturities are expected to no longer be offered after 2023-06-30. For EURIBOR and STIBOR, no such end date has been communicated, but the general opinion is that these will continue to exist in the next few years.

SEK currently has financial contracts referencing USD LIBOR, EURIBOR and STIBOR which extend beyond June 2023. SEK has been working since 2018 to prepare the company for the reference interest rate reform. The work is conducted in project form and includes changes in systems, processes, agreements, pricing and risk models. SEK continues to monitor the development of new market standards and relevant interest groups to ensure an orderly transition to the new reference rates. In applying the amendments to IFRS 9, SEK has made the assumption in assessing the financial relationship between hedged items and hedging instruments that no fallback clauses will be triggered by the reference interest rate reform.

For more disclosures regarding SEK’s hedge accounting, see the section Risk and Capital Management, Consolidated Statement of Changes in Equity, note 1 Significant accounting policies, and note 4 Net results of financial transactions.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2020	Dec 31, 2019
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	9,912	7,948
Amounts offset in the Statement of Financial Position	-2,349	-980
Net amounts of financial assets -presented in the Statement of -Financial Position	7,563	6,968
Amounts subject to an enforceable master netting arrangement or -similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-2,354	-3,799
Cash collateral received	-2,502	-2,352
Net amount	2,707	817

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2020	Dec 31, 2019
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	27,744	21,036
Amounts offset in the Statement of Financial Position	-2,349	-980
Net amounts of financial liabilities presented in the Statement of Financial Position	25,395	20,056
Amounts subject to an enforceable master netting arrangement or -similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-2,354	-3,799
Cash collateral paid	-20,172	-15,871
Net amount	2,869	386

Note 15. Shares

Since March 2018 SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

Shares in subsidaries

	December 31, 2020		December 31, 2019
Skr mn	Book value	Number of shares	Book value	Number of shares
SEKETT AB (reg. no 559132-9668)	0	50	0	50

Note 16. Other assets

Skr mn	Dec 31, 2020	Dec 31, 2019
Claim against the State for CIRR loans and concessionary loans	12,359	9,124
Cash receivables, - funding operations	465	181
Other	29	29
Total	12,853	9,334

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2020	Dec 31, 2019
Interest income accrued	1,958	2,747
Prepaid expenses and other accrued revenues	29	0
Total	1,987	2,747

Note 18. Debt

	December 31, 2020
Skr mn	Total debt excluding debt securities issued	Total debt --securities issued	Total
Exchange-rate related contracts	-	19,207	19,207
Interest rate related contracts	13,486	254,377	267,863
Equity related contracts	-	281	281
Contracts related to raw materials, credit risk etc	-	111	111
Total debt outstanding	13,486	273,976	287,462

of which denominated in:
Skr	16,547
USD	202,787
JPY	27,812
EUR	19,994
Other currencies	20,322
	287,462

	December 31, 2019
Skr mn	Total debt excluding debt securities issued	Total debt --securities issued	Total
Exchange-rate related contracts	-	28,215	28,215
Interest rate related contracts	3,678	240,389	244,067
Equity related contracts	-	629	629
Contracts related to raw materials, credit risk etc	-	106	106
Total debt outstanding	3,678	269,339	273,017

of which denominated in:
Skr	2,737
USD	186,021
JPY	32,509
EUR	19,813
Other currencies	31,937
	273,017

SEK’s Borrowing programs

	Value outstanding[1]
Skr mn	December 31, 2020	December 31, 2019
Medium-term note program:
Unlimited Euro Medium-Term Note Programme	96,724	96,930
Unlimited SEC-registered U.S. Medium-Term Note Programme	160,945	151,750
Unlimited Swedish Medium-Term Note Programme	438	424
Unlimited MTN/STN AUD Debt Issuance Programme	4,544	4,598
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Programme	10,006	10,644
USD 4,000,000,000 Euro-Commercial Paper Programme	-	-

1 Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	January 1, 2020	Cash Flow	Exchange--rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2020
Senior debt	273,017	29,460	-17,004	1,989		-	287,462
Lease liability	44	-27		2	[1]	-	19
Derivatives - net	13,088	-8,651	11,819	1,576		-	17,832
Total liabilities in financing activities	286,149	20,782	-5,185	3,567		-	305,313

1 Refers to a changed estimate of the lease liability, see note 8.

				Non-cash items
Skr mn	January 1, 2019		Cash Flow	Exchange--rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2019
Senior debt	257,847		-4,420	10,580	9,010		-	273,017
Lease liability	95	[1]	-39	-	-12	[2]	-	44
Derivatives - net	15,405		4,049	-2,629	-3,737		-	13,088
Total liabilities in financing activities	273,347		-410	7,951	5,261		-	286,149

1 Refers to the opening balance of the lease liability, see note 1.

2 Refers to a changed estimate of the lease liability, see note 8.

Note 19. Other liabilities

Skr mn	Dec 31, 2020	Dec 31, 2019
Cash payables, debt -purchases	194	2,011
Other	261	455
Total	455	2,466

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2020	Dec 31, 2019
Interest expenses accrued	1,843	2,541
Other accrued expenses and prepaid revenues	81	41
Total	1,924	2,582

Note 21. Provisions

	Consolidated Group
Skr mn	December 31, 2020	December 31, 2019
Pension liabilities[1]	82	83
Long term employee benefit	8	6
Off balance, expected credit losses[2]	9	4
Total	99	93

1 See note 5.

2 Provisions for expected credit losses are on the off-balance-sheet, in accordance with IFRS 9. See note 9.

Note 22. Equity

	Consolidated Group
Skr mn	December 31, 2020	December 31, 2019
Share capital	3,990	3,990
Legal reserve	-	-
Fund for internally developed software	-	-
Reserves/Fair value reserve
Own credit risk	-84	-98
Defined benefit plans	-45	-45
Retained earnings	16,203	15,235
Total equity	20,064	19,082

The total number of shares is 3,990,000 with a quota value of Skr 1,000.

Own credit risk consists of gains and losses that arise from changes in SEK´s own credit risk on liabilities designated at fair value. These are recognized in Other comprehensive income under the reserve for own credit risk and are not reclassified to profit or loss in the financial statements of the Group.

Defined benefit plans consists of gains and losses that arises from changes in the value of defined benefit plans. These are presented in other comprehensive income in the reserve for defined benefit plans in accordance with IAS 19. In the parent company, these benefit plans are not reported as defined benefit, se note 1 (q)

Fund for internally developed software represents expenses that are directly attributable to large investments in the development of IT systems.

The entire equity is attributable to the shareholder of the Parent Company.

	Consolidated Group		Parent Company
Skr mn	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Restricted equity	4,282	4,235	4,282	4,235
Unrestricted equity	15,782	14,847	15,840	14,903
Total equity	20,064	19,082	20,122	19,138

For information on the objectives, policies and processes for managing capital, see the Risk and Capital Management section.

Proposal for the distribution of profits

The results of the Consolidated Group’s operations during the year and its financial position at December 31, 2020, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group. The Board has decided to propose to the Annual General Meeting the payment of a dividend of Skr 290 million (year-end 2019: -), in accordance with the company’s dividend policy. The following proposal regarding distribution of profits relates to the Parent Company.

At the disposal of the Annual General Meeting	15,840
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 72.78 per share, amounting to	290
- remaining disposable funds to be carried forward	15,550

Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2020	Dec 31, 2019
Collateral provided
Cash collateral under the security agreements for derivative contracts	21,979	16,891
Contingent liabilities
Guarantee commitments	3,969	4,393
Commitments
Committed undisbursed loans	57,213	52,150
Binding offers	1,322	2,800

Note 24. CIRR-system

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2020, concessionary loans outstanding amounted to Skr 382 million (year-end 2019: Skr 547 million) and operating profit for the program amounted to Skr -28 million for the period January-December 2020 (2019: Skr -36 million). SEK´s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (2019: Skr 2 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2020	2019	2018
Interest income	2,170	2,074	1,624
Interest expenses	-2,087	-1,912	-1,480
Interest compensation	14	1	20
Foreign exchange effects	4	5	9
Profit before compensation to SEK	101	168	173
Administrative remuneration to SEK	-196	-192	-155
Operating profit CIRR-system	-95	-24	18
Reimbursement to (-) / from (+) the State	95	24	-18

Statement of financial position for the CIRR-system

Skr mn	Dec 31, 2020	Dec 31, 2019
Cash and cash equivalents	2	0
Loans	69,163	76,120
Derivatives	-	26
Other assets	12,528	9,307
Prepaid expenses and accrued revenues	407	569
Total assets	82,100	86,022
Liabilities	69,289	76,257
Derivatives	12,232	9,117
Accrued expenses and prepaid revenues	579	648
Total liabilities and equity	82,100	86,022
Commitments
Committed undisbursed loans	51,463	47,868
Binding offers	1,322	37

Note 25. Capital adequacy

Capital Adequacy Analysis

	December 31, 2020	December 31, 2019
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.8	20.6
Tier 1 capital ratio	21.8	20.6
Total capital ratio	21.8	20.6

1 Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2020		December 31, 2019
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common-Equity Tier 1 capital requirement incl. of buffers	6,271	7.0	7,890	8.9
of which minimum Common Equity Tier 1 requirements[2]	4,014	4.5	3,990	4.5
of which Capital conservation buffer	2,230	2.5	2,216	2.5
of which Countercyclical buffer	27	0.0	1,684	1.9
of which Systemic risk buffer	-	-	-	-
Common Equity Tier 1 capital available as a buffer[3]	12,310	13.8	11,171	12.6

1 Expressed as a percentage of total risk exposure amount.

2 The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

3 Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	December 31, 2020		December 31, 2019
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	9,393	10.5	10,993	12.4
Total FSA capital requirement[3]	13,773	14.7	15,606	16.4

1 Expressed as a percentage of total risk exposure amount.

2 The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.

3 The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below. Figures are calculated with one quarter lag.

	December 31, 2020		December 31, 2019
Additional Capital requirement - according to Swedish FSA[2]	Skr mn	percent[1]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.2	2,089	2.2
Interest rate risk in the banking book	844	0.9	844	0.9
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.0
Capital planning buffer	-	-	-	-
Total Additional Capital requirement according to Swedish FSA	3,880	4.1	3,880	4.1

1 Expressed as a percentage of total risk exposure amount.

2 Figures are calculated with one quarter lag.

Own funds — adjusting items

	Parent Company
Skr mn	December 31, 2020	December 31, 2019
Share capital[1]	3,990	3,990
Retained earnings	14,856	12,829
Accumulated other comprehensive income and other reserves[2]	292	245
Independently reviewed profit net of any foreseeable charge or dividend	694	1,766
Common Equity Tier 1 (CET1) capital before regulatory adjustments	19,832	18,830
Additional value adjustments due to prudent valuation	-306	-445
Intangible assets	-98	-56
Gains or losses on liabilities valued at fair value resulting from changes in own credit -standing	77	93
Negative amounts resulting from the calculation of expected loss amounts	-55	-115
Total regulatory adjustments to Common Equity Tier 1 capital	-382	-523
Total Common Equity Tier 1 capital	19,450	18,307
Additional Tier 1 capital	-	-
Total Tier 1 capital	19,450	18,307
Tier 2-eligible subordinated debt	-	-
Credit risk adjustments[2]	-	-
Total Tier 2 capital	-	-
Total Own funds	19,450	18,307

1 For a detailed description of the instruments constituting share capital, see note 22.

2 The expected loss amount calculated under the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount under the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2020, the limitation rule had no effect (year end 2019: no effect).

Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2020			December 31, 2019
Skr mn	EAD[1]	Risk exposure amount	Min. capital requirement	EAD[1]	Risk exposure amount	Min. capital requirement
Credit risk, standardized approach
Corporates	2,245	2,245	180	2,367	2,367	189
Total credit risk, standardized approach	2,245	2,245	180	2,367	2,367	189
Credit risk, IRB approach
Central governments	192,077	9,684	775	172,148	8,816	705
Financial institutions[2]	30,661	6,764	541	45,437	10,802	864
Corporates[3]	117,415	63,766	5,101	110,592	60,068	4,806
Non-credit-obligation assets	163	163	13	152	152	12
Total credit risk IRB approach	340,316	80,377	6,430	328,329	79,838	6,387
Credit valuation adjustment risk	n.a.	2,284	183	n.a.	2,534	203
Foreign exchange risk	n.a.	664	52	n.a.	695	56
Commodity risk	n.a.	7	1	n.a.	9	1
Operational risk	n.a.	3,625	290	n.a.	3,214	257
Total	342,561	89,202	7,136	330,696	88,657	7,093

1 Exposure at default (EAD) shows the size of the outstanding exposure at default.

2 Of which counterparty risk in derivative contracts: EAD Skr 5,535million (year-end 2019: Skr 5,613 million), Risk exposure amount of Skr 1,908 million (year-end 2019: Skr 1,980 million) and Capital requirement of Skr 153 million (year-end 2019: Skr 158 million).

3 Of which related to Specialized lending: EAD Skr 3,847 million (year-end 2019: Skr 3,646 million), Risk exposure amount of Skr 2,739 million (year-end 2019: Skr 2,352 million) and Capital requirement of Skr 219 million (year-end 2019: Skr 188 million).

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

	December 31, 2020					December 31, 2019
Skr mn	AAA to AA- 0.003%- 0.01%	A+ to A– 0.02– 0.07%	BBB+ to BBB– 0.12– 0.32%	BB+ to B– 0.54– 6.80%	CCC to D 27.27– 100%	AAA to AA- 0.003%- 0.01%	A+ to A– 0.02– 0.07%	BBB+ to BBB– 0.12– 0.32%	BB+ to B– 0.54– 6.80%	CCC to D 27.27– 100%
Central governments
EAD	186,722	5,287	-	68	-	166,286	5,862	-	-	-
Average PD in %	0.004	0.05	-	4.14	-	0.004	0.05	-	-	-
Average LGD in %	45.0	45.0	-	45.0	-	45.0	45.0	-	-	-
Average risk weight in %	4.6	20.0	-	149.5	-	4.6	19.8	-	-	-

	December 31, 2020					December 31, 2019
Skr mn	AAA to AA- 0.01%- 0.04%	A+ to A– 0.06– 0.11%	BBB+ to BBB– 0.16– 0.32%	BB+ to B– 0.50– 8.27%	CCC to D 28.91– 100%	AAA to AA- 0.01%- 0.04%	A+ to A– 0.06– 0.11%	BBB+ to BBB– 0.16– 0.32%	BB+ to B– 0.50– 8.27%	CCC to D 28.91– 100%
Financial institutions
EAD	12,742	15,896	1,984	38	-	16,403	27,651	1,382	1	-
Average PD in %	0.04	0.07	0.18	0.76	-	0.04	0.08	0.22	0.54	-
Average LGD in %	36.7	35.7	45.0	45.0	-	35.3	37.1	45.0	45.0	-
Average risk weight in %	17.3	22.1	50.3	131.5	-	17.1	25.7	64.6	99.9	-
Corporates
EAD	2,302	17,929	69,263	24,063	12	5,995	19,438	58,945	22,548	20
Average PD in %	0.03	0.09	0.23	1.02	28.9	0.04	0.10	0.25	0.83	28.6
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	19.4	30.6	49.4	86.6	263.7	19.7	33.1	51.7	86.8	263.7

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

Transitional rules

SEK does not apply IFRS9 transitional rules for expected losses. The capital adequacy ratios already reflect the full impact of IFRS 9 with regard to expected loss.

Capital buffer requirements

SEK is to meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction was made for preventive purposes, in order to counteract credit tightening due to the recent development and spread of COVID-19 and its effects on the economy. At December 31, 2020, the capital requirement related to credit-risk exposures in Sweden was 70 percent (year-end 2019: 70 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of December 31, 2020 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates activated in other countries may impact SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. At December 31, 2020, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.03 percentage points (year-end 2019: 0.1 percentage points).

Leverage ratio

Skr mn	December 31, 2020	December 31, 2019
Exposure measure for the leverage ratio
On-balance-sheet -exposures	297,605	288,146
Off-balance-sheet -exposures	37,162	35,856
Total exposure measure	334,767	324,002
Leverage ratio	5.8%	5.7%

The leverage ratio is a metric introduced in 2015. Currently, SEK is not subject to a minimum leverage ratio requirement. However, a leverage ratio requirement of 3% will enter into force on June 27, 2021. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit-risk exposures that have been weighted with a factor depending on the type of exposure. SEK does not apply IFRS 9 transitional rules for expected losses. The leverage ratio already reflects the full impact of IFRS 9 with regard to expected loss.

Internally assessed capital adequacy

Skr mn	December 31, 2020	December 31, 2019
Credit risk	6,121	7,337
Operational risk	203	183
Market risk	1,140	1,109
Other risks	183	203
Capital planning buffer	2,831	992
Total	10,478	9,824

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see the Risk and capital management section.

Note 26. Risk information

For further information on SEK’s risk management, see the Risk and capital management section, on pages 36-41.

Consolidation of SEK pursuant to the supervisory regulations differs from in the consolidated financial statements, where no consolidation pursuant to the supervisory regulation was conducted, since the wholly owned subsidiary, SEKETT AB, which is the only company in the Group aside from the Parent Company, is not a financial company. Since no subsidiary is an institute pursuant to the CRR definition, subsidiaries are not subject to the supervisory regulations on an individual basis.The table of credit quality as per category in the Statement of Financial Position and the table illustrating the link between the Statement of Financial Position categories and exposures under the CRR contain carrying amounts. Other tables show amounts in accordance with the capital requirements calculations, however before application of conversion factors.

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

The credit norm is a core concept for SEK’s credit granting and clarifies expectations in terms of credit quality. For a business transaction to be considered to fall within the credit norm, it is necessary for the proposition to satisfy the requirements for the following areas: norm for the risk level and norm for the lending terms.

The Company’s Board establishes an overall framework for SEK’s risk management in the form of policies, risk appetite, capital targets (decided at the annual general meeting) and limits. For credit risk, a number of measures are defined for risk appetite. The Board also decides on the Company’s policy for sustainable business. All credit decisions are to be made in line with the decision-making mandate structure established by the Board for delegated decision-making. SEK’s credit-decision structure and established mandates is built on a decision-making structure based on the duality principle, thus ensuring thorough analysis and assessment of all credit propositions.

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

Exposures assessed as problem loans, meaning those for which SEK assesses that there is a high probability that the undertaking according to the original agreement will not be fulfilled, are analyzed in greater detail and more frequently. The term “problem loans” encompasses forborne exposures, non-performing receivables, non-performing exposures and defaulted exposures. The intention is to identify, at an early stage, credits with an elevated risk. This is to adapt the exposure, reduce credit losses and ensure that the risk rating reflects the actual risk associated with the particular counterparty.

The credit portfolio is subject to regular stress tests. The results of the scenario analyses and stress tests are reported to the Board and the Finance and Risk Committee on a regular basis. The Company’s risk and product rating, and risk estimates, comprise a central feature of the reporting of credit risk to the Board, the Board’s Finance and Risk Committee, the Management and the Credit Committee. The CEO and the Chief Risk Officer inform the Board and the Board’s Finance and Risk Committee of all significant changes concerning SEK’s IRB system. SEK’s IRB system is validated by the independent risk function at least once annually.

Risk information

For a supplementary and expanded account of the credit risk-related information, refer to the separate risk report, “SEK — Capital Adequacy and Risk Management Report — Pillar 3”.

Risk information, credit risk

The table below shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount.

	December 31, 2020 Maximum credit-risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	-	3,362
Treasuries/government bonds	22,275	-
Other interest-bearing securities except loans	33,663	-
Loans in the form of interest-bearing securities	-	50,947
Loans to credit institutions	-	16,326
Loans to the public	-	227,075
Derivatives	7,563	-
Total financial assets	63,501	297,710

	December 31, 2019 Maximum credit-risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	-	1,362
Treasuries/government bonds	8,370	-
Other interest-bearing securities except loans	54,132	-
Loans in the form of interest-bearing securities	-	43,793
Loans to credit institutions	-	11,235
Loans to the public	-	222,814
Derivatives	6,968	-
Total financial assets	69,470	279,204

Maximum credit-risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees, CDSs and insurance policies as credit-risk hedges; see also the Risk and capital management section.

	December 31, 2020
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+till B-	CCC till D	Carrying amount
Cash and cash equivalents	3,362					3,362
Treasuries/government bonds	11,380	10,886				22,266
Other interest-bearing securities except loans	16,919	16,632				33,551
Loans in the form of interest-bearing securities	2,937	11,938	6,305	29,600		50,780
Loans to credit institutions	1,886	27,245	78	2,106		31,315
Loans to the public	90,244	21,682	18,062	41,549	25	171,562
Derivatives		5,846		1,717		7,563
Total financial assets	126,728	94,229	24,445	74,972	25	320,399
Committed undisbursed loans	52,669	1,374	1,145	2,025		57,213

	December 31, 2019
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+till B-	CCC till D	Carrying amount
Cash and cash equivalents	711	651	-	-	-	1,362
Treasuries/government bonds	2,191	6,153	-	-	-	8,344
Other interest-bearing securities except loans	20,092	33,284	530	-	-	53,906
Loans in the form of interest-bearing securities	-	9,785	29,622	4,220	-	43,627
Loans to credit institutions	2,285	23,455	1,205	65	-	27,010
Loans to the public	85,619	28,503	31,327	18,399	-	163,848
Derivatives	-	5,822	1,146	-	-	6,968
Total financial assets	110,898	107,653	63,830	22,684	-	305,065
Committed undisbursed loans	48,246	1,307	807	1,790	-	52,150

The credit quality of financial assets is assessed using internal and external ratings.

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2020
Skr bn	Carrying amount	Adjustment to carrying amount from exposure	Central governments	Regional governments	Multilateral development banks	Public -sector entity	Financial institutions	Corporates
Cash and cash equivalents	3.4	0.1	2.5	-	-	-	0.8	-
Treasuries/government bonds	22.3	0.0	22.3	-	-	-	-	-
Other interest-bearing -securities except loans	33.6	-0.2	3.2	7.9	3.2	4.2	13.2	2.1
Loans in the form of interest-bearing securities	50.8	0.0	2.9	-	-	-	0.5	47.4
Loans to credit institutions including cash and cash -equivalents[1]	31.3	21.9	1.1	4.1	-	-	3.4	0.8
Loans to the public	171.6	-1.6	99.7	0.3	0.3		6.6	66.3
Derivatives	7.6	2.1	-	-	-	-	5.5	-
Other assets	12.9	12.9	-	-	-	-	-	-
Total financial assets	333.5	35.2	131.7	12.3	3.5	4.2	30.0	116.6
Contingent liabilities and -commitments[2]	62.5	1.3	53.8	-	-	-	0.9	6.5
Total	396	36.5	185.5	12.3	3.5	4.2	30.9	123.1

	December 31, 2019
Skr bn	Carrying amount	Adjustment to carrying amount from exposure	Central governments	Regional governments	Multilateral development banks	Public -sector entity	Financial institutions	Corporates
Cash and cash equivalents	1.4	-0.1	-	-	-	-	1.5	-
Treasuries/government bonds	8.3	-0.1	8.4	-	-	-	-	-
Other interest-bearing -securities except loans	53.9	0.0	3.3	10.6	2.8	4.0	26.7	6.5
Loans in the form of interest-bearing securities	43.6	-0.2	-	-	-	-	0.9	42.9
Loans to credit institutions including cash and cash -equivalents[1]	27.0	16.9	0.9	5.1	-	-	4.0	0.1
Loans to the public	163.8	-1.0	97.8	0.8	0.3	-	5.8	60.1
Derivatives	7.0	1.4	-	-	-	-	5.6	0.0
Other assets	9.3	9.3	-	-	-	-	-	-
Total financial assets	314.3	26.2	110.4	16.5	3.1	4.0	44.5	109.6
Contingent liabilities and -commitments[2]	59.3	0.0	50.8	-	-	-	1.2	7.3
Total	373.6	26.2	161.3	16.5	3.1	4.0	45.7	116.9

1 Skr 22.0 billion (2019: Skr 16.9 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.

2 Contingent liabilities and commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 5.5 billion (2019: SEK 5.6 billion). For more information on the counterparty risk in derivative contracts under the CRR, refer to the Risk and capital management section.

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

Total net exposures

Skr bn	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
	Dec 31, 2020		Dec 31, 2019		Dec 31, 2020		Dec 31, 2019		Dec 31, 2020		Dec 31, 2019
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	131.6	45.0	110.4	39.1	53.9	80.0	50.9	78.3	185.5	51.6	161.3	46.4
Regional governments	12.3	4.2	16.5	5.8	-	-	-	-	12.3	3.4	16.5	4.7
Multilateral development banks	3.5	1.2	3.1	1.1	-	-	-	-	3.5	1.0	3.1	0.9
Public sector entity	4.2	1.5	4.0	1.4	-	-	-	-	4.2	1.2	4.0	1.2
Financial institutions	24.5	8.4	38.9	13.8	6.4	9.5	6.8	10.5	30.9	8.6	45.7	13.2
Corporates	116.0	39.7	109.6	38.8	7.1	10.5	7.3	11.2	123.1	34.2	116.9	33.6
Total	292.1	100.0	282.5	100.0	67.4	100.0	65.0	100.0	359.5	100.0	347.5	100.0

Geographical breakdown of credit exposures by exposure class

Geographical breakdown of gross exposures by exposure class

	December 31, 2020
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	11.3	3.6	2.4	0.8	-	42.0	12.1	12.7	-	84.9
Regional governments	1.4	-	-	-	-	-	7.9	0.0	-	9.3
Multilateral development banks	-	-	-	-	-	-	-	3.1	-	3.1
Public sector entity	-	-	-	-	-	-	-	4.3	-	4.3
Financial institutions	-	1.2	0.1	1.0	0.8	-	13.3	10.4	0.2	27.0
Corporates	14.1	5.0	1.7	64.0	-	8.0	105.1	28.3	4.7	230.9
Total	26.8	9.8	4.2	65.8	0.8	50.0	138.4	58.8	4.9	359.5

	December 31, 2019
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	4.2	4.8	2.8	1.3	-	42.2	3.0	5.6	-	63.9
Regional governments	1.7	-	-	-	-	-	10.5	0.1	-	12.3
Multilateral development banks	-	-	-	-	-	-	-	2.8	-	2.8
Public sector entity	-	-	-	-	-	-	-	4.0	-	4.0
Financial institutions	-	2.7	0.6	5.7	0.9	-	19.7	13.4	0.2	43.2
Corporates	21.1	8.6	1.4	65.1	-	7.6	82.6	31.3	3.6	221.3
Total	27.0	16.1	4.8	72.1	0.9	49.8	115.8	57.2	3.8	347.5

Geographical breakdown of net exposures by exposure class

	December 31, 2020
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.1	0.4	2.4	1.6	-	-	159.2	19.0	2.8	185.5
Regional governments	-	-	-	-	-	-	12.2	0.1	-	12.3
Multilateral development banks	-	-	-	-	-	-	-	3.5	-	3.5
Public sector entity	-	-	-	-	-	-	-	4.2	-	4.2
Financial institutions	0.0	1.2	0.6	1.7	0.8	-	11.4	15.0	0.2	30.9
Corporates	2.6	1.1	3.9	5.7	-	3.3	85.2	20.9	0.4	123.1
Total	2.7	2.7	6.9	9.0	0.8	3.3	268.0	62.7	3.4	359.5

	December 31, 2019
Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	-	0.6	2.8	2.8	-	-	138.1	13.9	3.1	161.3
Regional governments	-	-	-	-	-	-	16.3	0.2	-	16.5
Multilateral development banks	-	-	-	-	-	-	-	3.1	-	3.1
Public sector entity	-	-	-	-	-	-	-	4.0	-	4.0
Financial institutions	-	2.7	0.9	6.6	0.9	-	16.7	17.7	0.2	45.7
Corporates	4.5	1.7	3.8	4.0	-	2.8	80.1	19.9	0.1	116.9
Total	4.5	5.0	7.5	13.4	0.9	2.8	251.2	58.8	3.4	347.5

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

Impact of credit-risk hedges

December 31, 2020	Gross exposures by exposure class
Skr bn	Central government	Regional governments	Multilateral development banks	Public Sector Entity	Financial institutions	Corporates	Total	whereof subject to the write- down requirement in IFRS9[1]
Amounts related to hedges issued by:
Central governments	56.8	1.4	-	-	-	98.9	157.1	157.1
of which, guarantees issued by the EKN	56.1	1.4	-	-	-	89.1	146.6	146.6
of which, guarantees issued by other export credit agencies	0.7	-	-	-	-	6.8	7.5	7.5
of which, other guarantees	-	-	-	-	-	3.0	3.0	3.0
Regional governments	-	-	-	-	4.0	0.3	4.3	4.3
Multilateral development banks	-	-	-	-	-	0.4	0.4	0.4
Financial institutions	0.0	-	-	-	-	7.9	7.9	7.9
of which, credit default swaps	-	-	-	-	-	-	-	-
of which, guarantees	0.0	-	-	-	-	7.9	7.9	7.9
Corporates	-	-	-	-	-	3.5	3.5	3.5
of which, credit insurance from -insurance companies	-	-	-	-	-	0.6	0.6	0.6
of which, other guarantees	-	-	-	-	-	2.9	2.9	2.9
Total hedged exposures	56.8	1.4	-	-	4.0	111.0	173.2	173.2
Unhedged exposures[2]	28.1	7.9	3.1	4.3	23.0	119.9	186.3	130.5
Total	84.9	9.3	3.1	4.3	27.0	230.9	359.5	303.7

1 Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.

2 Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 26.1 billion for corporates, Skr 0.6 billion for financial institutions and Skr 0.1 billion for central governments.

December 31, 2019	Gross exposures by exposure class
Skr bn	Central government	Regional governments	Multilateral development banks	Public Sector Entity	Financial institutions	Corporates	Total	whereof subject to the write- down requirement in IFRS9[1]
Amounts related to hedges issued by:
Central governments	51.3	1.7	-	-	0.0	95.7	148.7	148.7
of which, guarantees issued by the EKN	50.4	1.7	-	-	0.0	83.0	135.1	135.1
of which, guarantees issued by other export credit agencies	0.9	-	-	-	-	9.5	10.4	10.4
of which, other guarantees	-	-	-	-	-	3.2	3.2	3.2
Regional governments	-	-	-	-	5.1	0.7	5.8	5.8
Multilateral development banks	-	-	-	-	-	0.3	0.3	0.3
Financial institutions	0.0	-	-	-	0.0	7.7	7.7	7.7
of which, credit default swaps	-	-	-	-	-	-	-	-
of which, guarantees	0.0	-	-	-	0.0	7.7	7.7	7.7
Corporates	-	-	-	-	-	3.1	3.1	3.1
of which, credit insurance from -insurance companies	-	-	-	-	-	1.6	1.6	1.6
of which, other guarantees	-	-	-	-	-	1.5	1.5	1.5
Total hedged exposures	51.3	1.7	-	-	5.1	107.5	165.6	165.6
Unhedged exposures[2]	12.6	10.6	2.8	4.0	38.1	113.8	181.9	119.3
Total	63.9	12.3	2.8	4.0	43.2	221.3	347.5	284.9

1 Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.

2 Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 23.5 billion for corporates, Skr 4.2 billion for financial institutions and Skr 0.1 billion for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2020
Skr bn	Central govern-ments	Reginal -governments	Multilateral -development banks	Public sector entity	Financial -institutions	Corporates	Total
Finland	2.4	0.0	0.3	-	0.1	6.2	9.0
Germany	2.2	-	-	4.3	0.3	-	6.8
Spain	-	-	-	-	0.4	5.7	6.1
Austria	4.1	-	-	-	1.6	-	5.7
United Kingdom	-	-	-	-	2.2	2.7	4.9
Norway	-	-	-	-	0.1	4.6	4.7
Denmark	0.8	-	-	-	2.0	1.7	4.5
Luxembourg	1.0	-	2.8	-	-	-	3.8
France	-	-	-	-	2.1	1.4	3.5
Netherlands	1.0	-	-	-	1.5	0.5	3.0
Italy	-	-	-	-	-	2.9	2.9
Poland	-	-	-	-	-	2.9	2.9
Belgium	1.2	-	-	-	0.0	0.2	1.4
Belarus	-	-	-	-	-	1.3	1.3
Switzerland	-	-	-	-	-	1.2	1.2
Portugal	-	-	-	-	-	0.7	0.7
Ireland	-	-	-	-	0.1	0.3	0.4
Serbia	-	-	-	-	-	0.3	0.3
Russian Federation	-	-	-	-	-	0.2	0.2
Latvia	-	-	-	-	0.2	-	0.2
Iceland	-	-	-	-	-	0.1	0.1
Estonia	-	-	-	-	0.0	0.1	0.1
Ukraine	-	-	-	-	-	0.0	0.0
Total	12.7	0.0	3.1	4.3	10.6	33.0	63.7

	December 31, 2019
Skr bn	Central govern-ments	Reginal -governments	Multilateral -development banks	Public sector entity	Financial -institutions	Corporates	Total
Spain	-	-	-	-	0.5	8.1	8.6
Germany	2.8	-	-	4.0	0.5	-	7.3
Norway	-	-	-	-	2.0	5.1	7.1
Finland	0.6	0.1	-	-	0.1	6.2	7.0
United Kingdom	-	-	-	-	2.4	2.6	5.0
Italy	-	-	-	-	-	3.6	3.6
France	-	-	-	-	2.0	1.5	3.5
The Netherlands	-	-	-	-	3.2	0.2	3.4
Luxembourg	0.6	-	2.8	-	-	-	3.4
Poland	-	-	-	-	-	3.1	3.1
Denmark	-	-	-	-	0.9	1.4	2.3
Belgium	1.6	-	-	-	0.0	0.2	1.8
Austria	-	-	-	-	1.7	-	1.7
Switzerland	-	-	-	-	-	1.5	1.5
Portugal	-	-	-	-	-	0.6	0.6
Russian Federation	-	-	-	-	-	0.4	0.4
Ireland	-	-	-	-	-	0.3	0.3
Latvia	-	-	-	-	0.2	-	0.2
Iceland	-	-	-	-	-	0.1	0.1
Estonia	-	-	-	-	0.1	0.0	0.1
Ukraine	-	-	-	-	-	0.0	0.0
Total	5.6	0.1	2.8	4.0	13.6	34.9	61.0

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2020
Skr bn	Central -governments	Regional -governments	Multilateral development banks	Public sector entity	Financial -institution	Corporates	Total
Finland	2.5	0.1	0.3	-	0.2	5.8	8.9
Germany	3.0	-	-	4.2	1.0	0.4	8.6
France	4.7	-	-	-	2.6	0.6	8.0
United Kingdom	0.0	-	-	-	3.2	3.8	7.0
Austria	4.1	-	-	-	1.6	-	5.7
Denmark	1.0	-	-	-	2.5	1.7	5.2
Norway	0.2	-	-	-	0.2	4.4	4.8
Luxembourg	1.0	-	3.2	-	-	0.4	4.6
Netherlands	1.3	-	-	-	1.6	0.3	3.2
Poland	2.9	-	-	-	-	0.0	2.9
Belgium	1.1	-	-	-	0.7	0.7	2.5
Spain	-	-	-	-	1.3	0.6	1.9
Switzerland	-	-	-	-	0.1	0.7	0.8
Portugal	-	-	-	-	-	0.7	0.7
Ireland	-	-	-	-	-	0.6	0.6
Serbia	-	-	-	-	-	0.3	0.3
Latvia	-	-	-	-	0.2	-	0.2
Iceland	-	-	-	-	-	0.1	0.1
Italy	-	-	-	-	-	0.1	0.1
Estonia	-	-	-	-	0.0	0.1	0.1
Total	21.9	0.1	3.5	4.2	15.2	21.3	66.2

	December 31, 2019
Skr bn	Central -governments	Regional -governments	Multilateral development banks	Public sector entity	Financial -institution	Corporates	Total
Germany	3.7	-	-	4.0	1.0	0.4	9.1
France	6.3	-	-	-	1.6	0.1	8.0
United Kingdom	0.1	-	-	-	3.4	4.5	8.0
Norway	0.4	-	-	-	2.0	4.9	7.3
Finland	0.8	0.2	-	-	0.2	5.6	6.8
Luxembourg	0.5	-	3.1	-	-	0.8	4.4
The Netherlands	0.3	-	-	-	3.4	0.2	3.9
Denmark	0.2	-	-	-	1.8	1.3	3.3
Poland	3.1	-	-	-	-	0.0	3.1
Belgium	1.6	-	-	-	0.6	0.2	2.4
Spain	-	-	-	-	1.7	0.4	2.1
Austria	-	-	-	-	1.7	-	1.7
Switzerland	-	-	-	-	0.2	0.5	0.7
Portugal	-	-	-	-	-	0.6	0.6
Ireland	-	-	-	-	-	0.3	0.3
Latvia	-	-	-	-	0.2	-	0.2
Iceland	-	-	-	-	-	0.1	0.1
Italy	-	-	-	-	-	0.1	0.1
Estonia	-	-	-	-	0.1	0.0	0.1
Total	17.0	0.2	3.1	4.0	17.9	20.0	62.2

Corporate exposures, broken down by industry1

	December 31, 2020		December 31, 2019
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	81.4	15.1	84.6	13.6
Industrials	43.2	42.1	46.6	40.7
Consumer goods	37.9	27.3	23.3	12.8
Financials	25.6	10.7	21.2	16.6
Materials	24.3	19.0	25.1	23.8
Utilities	12.0	4.8	13.7	4.4
Healthcare	4.8	3.8	4.8	4.6
Energy	1.2	0.1	1.8	0.2
Other	0.5	0.2	0.2	0.2
Total	230.9	123.1	221.3	116.9

1 In accordance with the reporting standard (GICS).

Market risk

Market risk is the risk of loss or changes in future NII due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. A distinction is made between market risk of non-market valued assets and liabilities and fair valued assets and liabilities. Market risk includes price risk in connection with sales of assets or the closing of exposures.

Risk management

SEK’s Board establishes SEK’s appetite and strategy for market risk, which clearly define and limit the permissible exposure to market risk. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Chief Risk Officer decides on the method for measuring market risks and proposes changes in limit structures in connection with reviews of risk appetite and limits. Market risk exposures are measured and reported on a daily basis to the CEO, and the Board’s Finance and Risk Committee at scheduled meetings. Cases where limits are exceeded are escalated without delay to the CEO, and the Board’s Finance and Risk Committee.

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

Value at Risk and stressed Value at Risk

SEK’s primary market risk metrics are stressed Value at Risk (sVaR) and Value at Risk (VaR). VaR is a statistical market risk metric which is based on two years of daily market movements and estimates the potential loss over a one-day horizon with a confidence level of 99 percent. Historical simulations are applied to current holdings to simulate possible outcomes of value changes. Market parameters used as risk factors are interest rates, cross-currency basis spreads, credit spreads, FX rates, equities, commodity and equity indices as well as volatilities of swaptions, caps/floors, equities, commodity and equity indices and currencies. VaR is calculated for SEK’s portfolio and separately for the liquidity portfolio for positions on the balance sheet that impact own funds. At year-end, VaR for own funds amounted to Skr 26 million (year-end 2019: Skr 18 million) and for the liquidity portfolio VaR was Skr 13 million (year-end 2019: Skr 10 million). The increase in VaR for own funds can be explained by increased market volatility during the beginning of the COVID-19 pandemic.

The calculation of sVaR is done according to the VaR methodology, where the worst historical one-year period for the company is chosen. By the end of 2020 the calculation was based on the period July 2008 to June 2009 and amounted to to Skr 100 million (123).

Aggregated risk measure and stress tests

SEK conducts regular stress tests by applying movements in market factors that have been historically observed in the market (historical scenarios) and movements that could happen in the future (hypothetical or forward-looking scenarios).

The aggregated risk measure is based on analyses of historical scenarios with a monthly risk horizon since 2007. The aggregated risk measure estimates the impact on SEK’s own funds by applying historically observed movements in interest rates, cross-currency basis spreads, FX rates and credit spreads in assets. The exposure is based on the worst case scenario and calculation is done by full revaluation. At year-end 2020, the worst scenario was market movements from October 2008. The risk at year-end 2020 amounted to Skr 445 million (year-end 2019: Skr 452 million).

The forward-looking scenarios include interest rate chocks and reversed stress tests. Analyses of this type provide management with insight into the potential impact on SEK’s operations of significant movements in risk factors, or of broader market scenarios, and also continuously ensure that the risk measurement is effective.

Risk-specific measures

The VaR, sVaR, aggregated risk measure and stress tests are complemented with risk-specific measures, including interest-rate risk measures, spread-risk measures, and currency-risk measures.

Market risk, type	Definition	Risk profile
Total risk: Value at Risk (VaR), stressed VaR (sVaR)	VaR measures a potential negative impact on SEK’s own funds, in the form of unrealized gains or losses.	The risk factors that primarily drive VaR are cross-currency basis spreads and interest rates. In SEK’s liquidity portfolio, the primary driver is the bond portfolio credit spread risk. At year-end 2020 VaR for SEK and the liquidity portfolio amounted to Skr 26 million (year-end 2019: Skr 18 million) and Skr 13 million (year-end 2019: Skr 10 million), and sVaR to Skr 100 million (year-end 2019: Skr 123 million).
Total risk: Aggregated risk measure	The Aggregated risk measure measures a potential negative impact on SEK’s own funds as a result of unrealized value changes from historical market movements. Monthly market movements dating back as far as 2007 are applied to current holdings to simulate possible outcomes. The worst outcome is reported as the Aggregated risk measure.	The risk factors primarily driving the Aggregated risk measure are credit spreads and interest rates. Since the Aggregated risk measure is based on historical market data from 2007, the measure is comparable with stressed VaR (see above), although with another horizon. At the end of 2020, the Aggregated risk measure amounted to Skr 445 million (year-end 2019: Skr 452 million).

Interest-rate risk regarding changes in the economic value of SEK’s port-folio (EVE)	The interest-rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves. Positive and negative exposures are measured separately and whichever is largest, in absolute terms, comprises the exposure.	The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long-term impact of changes in interest rates. At the end of 2020, the risk amounted to Skr 334 million (year-end 2019: Skr 252 million).
Interest-rate risk regarding changes in future net interest income (NII)	The net interest income risk is calculated as the impact on net interest income for the coming year if interest-rate fixings, new financing and investment must take place following a positive interest-rate shift of 100 basis points. The risk per currency is totaled in absolute terms.	The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms for the next year. The risk measurement captures the short-term impact of changes in interest rates. At the end of 2020, the combined exposure for NII risk including risk to NII from cross-currency basis spreads was Skr 271 million (year-end 2019: Skr 255 million).
Risk to NII from cross-currency basis spreads	The 12-month risk to NII from cross-currency basis spreads is measured as the impact on SEK’s future earnings resulting from an assumed cost increase for transfers between currencies for which cross-currency basis swaps are used. The risk per currency is totaled in absolute terms.	The risk is attributable to cases where funding and lending are not matched in terms of currency and, therefore, the future cost of converting funding to the desired currency is dependent on cross-currency basis spreads.
Credit spread risk in assets	Credit spread risk in assets is calculated as a potential impact on SEK’s own funds, in the form of unrealized gains or losses, as a result of a 100 basis-point shift in the credit spreads for those assets measured at fair value.	The risk is attributable to SEK’s liquidity portfolio. At the end of 2020, the credit spread risk in assets was Skr 290 million (year-end 2019: Skr 357 million).
Credit spread risk in own debt	Credit spread risk in own debt can have a potential impact on SEK’s equity, in the form of unrealized gains or losses, as a result of changes in present value after all of SEK’s credit spreads have been shifted by 20 basis points.	The risk is attributable to SEK’s structured debt measured at fair value. At year-end 2020, the credit spread risk in own debt amounted to Skr 312 million (year-end 2019: Skr 456 million).
Cross-currency basis spread risk.	The cross-currency basis spread risk measures the potential impact on SEK’s own funds, in the form of unrealized gains or losses, as a result of changes in cross-currency basis spreads.	The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio. At year-end 2020, the cross-currency basis spread risk amounted to Skr 233 million (year-end 2019: Skr 278 million).
Currency risk	The risk is calculated as the change in value of all foreign currency positions excluding unrealized changes in fair value at an assumed 10 percentage-point change in the exchange rate between the respective currency and the Swedish krona.	The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs (net interest margins) in foreign currency. At the end of 2020, the risk amounted to Skr 3 million (year-end 2019: Skr 4 million).
Interest-rate volatility risk	The risk is measured through a number of positive and negative shifts. The risk per underlying volatility is the most negative outcome of these shifts. The risk per underlying is totaled in absolute terms.	The risk is attributable to SEK’s structured debt measured at fair value and interest rate floors in lending transactions. At the end of 2020, the risk amounted to Skr 79 million (year-end 2019: 50 million).
Tenor basis spread risk	Tenor basis spread risk measures the potential impact on SEK’s economic value, in the form of unrealized gains or losses, as a result of ten basis point shifts of interest rate curves of different tenors. Positive and negative exposures are measured separately and whichever is largest, in absolute terms, comprises the exposure.	The risk is attributable to lending and borrowing with one and six month tenor which is not swapped to three month tenor. At the end of 2020, the total risk amounted to Skr 94 million (year-end: 87 million).
Other risks -(equities, comodity and volatility risks)	Measures unrealized gains or losses and are calculated with the aid of stress tests of underlying indices or volatilities.	SEK’s equities and commodity risks, as well as FX volatility risks, only arise from structured borrowing. Although all structured cash flows are matched through a hedging swap, there could be an impact on SEK’s result. These risks are low, and arise because valuation of the bond, but not the swap, takes account of SEK’s own credit spread.

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

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1%).

	2020		2019
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	Total	of which, financial instruments measured at fair value through profit or loss
Foreign currency	-200	146	-87	167
Swedish kronor	-116	156	-140	128
Total	-316	302	-227	295

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1%).

	2020		2019
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	Total	of which, financial instruments measured at fair value through profit or loss
Foreign currency	592	-128	304	-157
Swedish kronor	306	-150	265	-124
Total	898	-278	569	-281

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

	December 31, 2020			December 31, 2019
Currency	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)	Exchange rate	Share at year end, %	Currency positions at year end (Skr mn)
EUR	10.0181	1	-189	10.4474	1	-160
USD	8.1739	1	-148	9.3283	2	318
JPY	0.0793	0	-89	0.0857	1	-115
GBP	11.1683	0	-68	12.2457	0	-87
MXN	0.4117	1	-123	0.4947	0	-86
THB	0.2727	0	60	0.3118	1	-109
Other	-	0	-12	-	0	-16
Total foreign currency position		3	-569		5	-255

Currency risk is limited to accrued net income and is hedged regularly. In accordance with SEK’s rules for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr -48 million (year-end 2019: Skr 5 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts (in millions of Swedish kronor).

Skr mn	December 31, 2020	December 31, 2019
Total assets	335,399	317,296
of which, denominated in foreign currencies	194,607	204,840
Total liabilities	315,335	298,214
of which, denominated in foreign currencies	195,176	205,117

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

SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. The Company includes the credit facility with the Swedish National Debt Office as available borrowing. The credit facility, granted by the government through the Swedish National Debt Office, amounted to Skr 200 billion (2019: 125 billion) at the end of 2020. The credit facility may be used for financing the CIRR-system and also for commercial export credits up to Skr 15 billion (2019: -). The credit facility shall function as a reserve to be used when the funding markets is not available. During the first quarter 2020, the credit facility was utilized for an amount of Skr 10 billion (2019: -).

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

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, ”SEK-Capital Adequacy and Risk Management Report-Pillar 3”.

Liquidity reserve1

	December 31, 2020
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	35.8	17.7	6.5	11.0	0.6
Securities issued or guaranteed by municipalities or other public entities	8.7	4.8	-	3.9	-
Covered bonds issued by other institutions	7.5	7.5	-	-	-
Balances with other banks and National Debt Office, overnight	-	-	-	-	-
Total Liquidity Reserve	52.0	30.0	6.5	14.9	0.6

	December 31, 2019
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	18.0	4.7	4.8	7.1	1.4
Securities issued or guaranteed by municipalities or other public entities	13.3	11.9	0.8	0.6	-
Covered bonds issued by other institutions	11.1	11.1	-	-	-
Balances with other banks and National Debt Office, overnight	-	-	-	-	-
Total Liquidity Reserve	42.4	27.7	5.6	7.7	1.4

1 The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments by remaining maturity (“M”)

	December 31, 2020	December 31, 2019
M ≤ 1 year	86%	84%
1 year < M ≤ 3 years	14%	16%
M > 3 years	0%	0%

Key figures for liquidity risk

	December 31, 2020	December 31, 2019
LCR under EU Commission’s delegated act	447%	620%
NFSR	135%	120%

Liquidity investments by exposure type
as of December 31, 2020

Liquidity investment by region
at December 31, 2020

Contractual flows

	December 31, 2020
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	2,801	-	-	-	-	2,801	561	3,362
Treasuries/government bonds	-	10,204	10,857	1,190	-	22,251	15	22,266
Other interest-bearing securities except loans	1,639	6,932	17,975	7,085	-	33,631	-80	33,551
Loans in the form of interest-bearing securities	68	6,053	3,928	31,518	12,116	53,683	-2,903	50,780
Loans to credit institutions	66	219	3,437	4,685	1,166	9,573	21,742	31,315
Loans to the public	3,798	8,998	29,475	102,065	41,094	185,430	-13,868	171,562
Derivatives	84	534	1,276	3,176	1,919	6,989	574	7,563
Total	8,456	32,940	66,948	149,719	56,295	314,358	6,041	320,399
of which derivatives in hedge relationship	-6	49	353	1,074	632	2,102	1,213	3,315

	December 31, 2020
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit-institutions	-58	-147	-518	-1,151	-68	-1,942	-1,544	-3,486
Borrowings from the public	-	-2	-4	-9,999	-	-10,005	5	-10,000
Debt securities issued	-4,486	-31,436	-64,938	-162,367	-17,447	-280,674	6,698	-273,976
Derivatives	-1,206	-3,333	-4,288	-2,632	-39	-11,498	-13,897	-25,395
Total	-5,750	-34,918	-69,748	-176,149	-17,554	-304,119	-8,738	-312,857
of which derivatives in hedge relationship	-8	-26	-143	-567	22	-722	248	-474
Obligations
Committed undisbursed loans	-4	-2,001	-4,633	-23,833	76,724
Liquidity surplus (+)/ deficit (-)	2,702	-3,979	-7,433	-50,263	115,465	56,492
Accumulated liquidity surplus (+)/deficit (-)	2,702	-1,277	-8,710	-58,973	56,492	56,492

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has outstanding binding offers of Skr 1.3 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 200 billion (2019: Skr 125 billion). The credit facility can be used for the State’s export credit support (CIRR) or commercial export financing up to Skr 15 billion (2019: -). In February 2021, the credit facility was extended for 2021. With regard to deficit in cash flow with maturity between three months and five years, SEK has the intention to refinance these through borrowing on the financial market.

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

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2019
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	651	-	-	-	-	651	711	1,362
Treasuries/government bonds	1,697	1,044	4,289	1,329	-	8,359	-15	8,344
Other interest-bearing securities except loans	6,581	12,417	26,399	8,903	-	54,300	-394	53,906
Loans in the form of interest-bearing securities	332	1,379	6,106	26,369	12,478	46,664	-3,037	43,627
Loans to credit institutions	486	17,204	1,928	6,334	1,592	27,544	-534	27,010
Loans to the public	4,583	10,054	33,443	86,241	44,376	178,697	-14,849	163,848
Derivatives	109	566	1,214	2,344	2,122	6,355	613	6,968
Total	14,439	42,664	73,379	131,520	60,568	322,570	-17,505	305,065
of which derivatives in hedge relationship	-8	21	432	372	633	1,450	1,171	2,621

	December 31, 2019
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowings from credit-institutions	-10	-3,680	-	-	-	-3,690	12	-3,678
Debt securities issued	-6,284	-27,985	-72,297	-155,386	-21,909	-283,861	14,522	-269,339
Derivatives	-978	-1,517	-1,492	-3,106	40	-7,053	-13,003	-20,056
Total	-7,272	-33,182	-73,789	-158,492	-21,869	-294,604	1,531	-293,073
of which derivatives in hedge relationship	-8	30	-747	-1,096	-139	-1,960	-1,177	-3,137
Obligations
Committed undisbursed loans	-7,094	-1,944	-13,733	-4,652	27,424
Liquidity surplus (+)/ deficit (-)	73	7,538	-14,143	-31,624	66,123	27,967
Accumulated liquidity surplus (+)/deficit (-)	73	7,611	-6,532	-38,156	27,967	27,967

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

Risk information

For a supplementary and expanded account of the operational risk related information, refer to the separate risk report, ”SEK-Capital Adequacy and Risk Management Report-Pillar 3.”

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively in respect of ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child rights perspective, labor conditions encompasses gender equality and diversity. Ethics is included in tax transparency.

Sustainability risk means that SEK’s risk concept is broadened to also include how the environment, including the climate is affected by SEK’s operations. Sustainability risk can also affect other types of risk, such as credit risk and is both a non-financial and financial risk for the company.

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

The international guidelines pursued by SEK are described in sustainability notes.

Risk measurement

SEK measures and reports the risk level for sustainability risk at least quarterly. Potential sustainability risks are identified and assessed in conjunction with a new business opportunity, potential sustainability risks are identified and assessed at country, counterparty, and or business transaction level.

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

Business transaction level — i) Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s framework for export credits or the Equator Principles. Category A projects have a potentially material impact, category B projects potentially have some impact, and category C projects have little or no potential impact. ii) Other business transactions are analyzed to assess the risk of corruption, negative environmental or climate impact, negative effects on human rights and labor conditions and the risk of money laundering, financing of terrorism and non-transparent tax jurisdiction.

Risk monitoring

Sustainability risk is monitored through regular analysis and reporting to the Board of Directors. Project or project-related funding with an identified elevated sustainability risk is monitored via continuous checks of compliance with the agreement’s sustainability clauses.

SEK performs stress tests for climate-related transitions risk annually. The results of the scenario analyses and stress tests are reported to the Board or the Risk Committee

Risk information

For a supplementary of the sustainability risk related information, refer to the separate risk report,”SEK-Capital Adequacy and Risk Management Report-Pillar 3”.

Note 27. Transactions with related parties

SEK defines related parties to the Parent Company and the Group as:

the shareholder, i.e., the Swedish government

companies and organizations that are controlled through a common owner, the Swedish government subsidiaries

key management personnel

other related parties

The Swedish government owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 39 percent (Year-end 2019: 38 percent) of the Company’s loans outstanding on December 31, 2020 were guaranteed by the Swedish government. The remuneration to EKN for the guarantees paid by SEK during 2020 amounted to Skr 26 million (2019: Skr 0 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR system), and the government’s previous concessionary credits system, refer to note 1 and note 24.

SEK has a Skr 200 billion credit facility with the Swedish National Debt Office, which can be used for State’s export credit support (CIRR) or commercial export financing up to Skr 15 billion. In February 2021, the credit facility was extended for 2021. SEK has utilized Skr 10 billion of the credit facility by December 2020.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits, in the form of direct or pass-through loans, to entities related to the State. Transactions with such counterparties are conducted on the same terms, including interest rates and repayment schedules, as transactions with unrelated parties. The Group’s and the Parent Company’s transactions do not differ significantly. There are no internal transactions between the Parent Company and the subsidiary. For further information see Note 1 (b), Basis of consolidation and Note 15.

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

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel of SEK or controlled by close family members to key management personnel. The following tables further summarize the Group’s transactions with its related parties:

			2020
	The shareholder, the Swedish government		Companies and organizations -controlled through a common owner, the Swedish government		Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense
Cash	2,500	-	-		2,500	-
Treasuries/government bonds	9,573	-21	-	0	9,573	-21
Other interest-bearing securities except loans	-	-	-	2	-	2
Loans in the form of interestbearing securities	-	-	2,600	31	2,600	31
Loans to credit institutions	-	-	2,108	45	2,108	45
Loans to the public	-	-	1,025	27	1,025	27
Settlement claim against the State[1]	12,359	-	-	-	12,359	-
Total	24,432	-21	5,733	105	30,165	84

Borrowing from the public	10,000	-	-	-	10,000	10
Other liabilities	95	-	-	10	95	-
Total	10,095	-	-	10	10,095	10

	2019
	The shareholder, the Swedish government		Companies and organizations -controlled through a common owner, the Swedish government		Total
Skr mn	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense	Assets/ liabilities	Interest income/ interest expense
Cash	-	-	-	-	-	-
Treasuries/government bonds	2,191	16	-	-	2,191	16
Other interest-bearing securities except loans	-	-	600	-4	600	-4
Loans in the form of interestbearing securities	-	-	1,699	21	1,699	21
Loans to credit institutions	-	-	2,665	87	2,665	87
Loans to the public	-	-	2,056	53	2,056	53
Settlement claim against the State[1]	9,124	-	-	-	9,124
Total	11,315	16	7,020	157	18,335	173

Borrowing from the public	-	-	-	-	-	-
Other liabilities	24	-	-	-	24	-
Total	24	-	-	-	24	-

1 For information about “Settlement claim against State” see note 16 and note 24.

Note 28. Events after the reporting period

Catrin Fransson has informed the Board of her intention to resign as CEO at SEK, which the Board accepted at January 15, 2021. She has a six month notice period, and will continue working in her present position until further notice.

In February 2021, the Swedish parliament decided to extend the credit facility of Skr 200 billion, that SEK has in place with the Swedish National Debt Office, for 2021.

Note 29. Risk and capital management

Note 29 addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, refer to note 25 Capital adequacy and note 26 Risk information, respectively. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2020”, available at www.sek.se.

Events in 2020

2020 has been dominated by the COVID-19 pandemic’s impact on the general economic outlook on export companies’ abilities to pursue their activities. Globally GDP decreased by 4.3 percent due to the pandemic, while in Sweden GDP decreased by 2.8 percent. The fact that GDP did not decrease more is likely due to the major financial rescue packages that have been initiated globally during the year in order to mitigate the economic consequences of the pandemic. The Swedish economy and Swedish export companies have managed well under the current circumstances and SEK has therefore not reported any substantial incurred credit losses. However, reserves for expected credit losses have increased but not in a magnitude which has hindered SEK from continuing lending to its customers in accordance with their needs. During the year, credit volumes reached a record high, which has meant that SEK has been able to refinance its relatively large disbursements related to new lending. Market conditions have varied during the year but the financial markets have been surprisingly strong given the general economic situation. This is probably due to the rescue packages mentioned earlier. At the end of 2020, positive news regarding development of several effective vaccines against COVID-19 and a clear outcome in the U.S. presidential election have helped to stabilize the markets even though the increase in the spread of infections and the delay in the Brexit negotiations had an opposite effect.

SEK’s capital adequacy has improved in 2020. At the end of the year, the total capital ratio was 21.8 percent (2019: 20.6 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio amounted to 21.8 percent (2019: 20.6 percent). The increase was primarily due to decreased risk in the liquidity portfolio, strengthening of the Swedish krona against USD and EUR and increased own funds. Increased lending volumes had a counteracting effect.

SEK’s total exposures increased since the end of 2019 as a result of increased lending volumes, with net exposures primarily increasing towards central governments and corporates. The leverage ratio amounted to 5.8 percent (2019: 5.7 percent) at year end.

SEK’s largest financial risks are credit risk (Skr 6.1 billion (2019: Skr 7.3 billion) in allocated capital), market risk (Skr 1.1billion (2019: Skr 1.1 billion) in allocated capital) and operational risk (Skr 0.2 billion (2019: Skr 0.2 billion) in allocated capital) in line with internally assessed capital adequacy.

The minimum requirement for own funds and eligible liabilities (MREL) is 7.0 percent (the corresponding requirement for 2020: 7.2) of total liabilities and own funds. SEK meets these requirements since a portion of the senior debt can be included at present. Under currently applicable Swedish legislation, SEK needs to issue at least Skr 12 billion in Senior non-preferred (SNP) debt before 2024, said debt being subordinate to other senior debt (senior preferred).

SEK’s liquidity was fairly stable during the year but with a volatile market during the beginning of the COVID-19 pandemic in the latter part of the first quarter and in the second quarter. Capacity for managing operational and structural liquidity risk has been good. This was confirmed by new lending capacity, which has been at a high level and amounted to 3 months (2019: 5 months), and by the liquidity coverage ratio (LCR), which was 447 percent (2019: 620 percent) at year end. The net stable funding ratio (NSFR) amounted to 135 percent (2019: 120 percent) at year end.

Following the early COVID crisis, the risk level regarding market risk in SEK’s portfolio has been reduced, which is reflected in a reduction in stressed VaR for positions that impact own funds.

Capital target

The Company’s capital target, which is one of the principal control instruments, is established by the Swedish Government at a general meeting of the shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that regulatory requirements are met, even in the event of deep economic declines. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. The capital target is for SEK’s total capital ratio to amount to between two (2) and four (4) percentage points over the requirement communicated by Finansinspektionen (the Swedish FSA). Moreover, SEK’s Common Equity Tier 1 ratio is in total at least four (4) percentage points above the requirement communicated by the Swedish FSA.

In accordance with the Swedish FSA’s latest published capital evaluation SEK was required to have a total capital ratio and a CET1 ratio of 14.7 percent and 9.8 percent, respectively (2019: 16.4 percent and 11,5 percent respectively). The decrease in requirements is mainly related to the Swedish Financial Supervisory Authority in 2020 having lowered the countercyclical buffer rate that is applied to exposures located in Sweden from 2.5 percent to 0.0 percent. This measure lowered SEK´s capital requirements by approximately 1.8 percent. The requirements should be compared with a total capital ratio and CET1 ratio on December 31, 2020 of 21.8 percent (December 31, 2019: 20.6 percent). Since SEK’s Total capital ratio exceeds the Swedish FSA’s total capital requirements, this means that SEK exceeds the lower limit of the capital target. The outcome, however, exceeds the upper limit in the capital target, which is explained by SEK’s need to have extra capital resources in place for new lending during the pandemic together with the lowering of the countercyclical buffer rate.

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

The capital target constitutes the outer boundary for SEK’s strategy. Within the restrictions of the capital target, risk appetite is stated, which is expressed by risk class and comprises the risk to which the Board is prepared to expose SEK in order to achieve its strategic objectives. Risk governance is specified in the form of a risk strategy, a risk policy, in SEK’s risk culture, and in instructions, processes and limits. These policy documents describe the risk management process and define what activities and operations are included in the process, and how they should be performed. The policy documents also indicate how responsibility is structured in terms of the execution of, monitoring of and compliance with risk management.

Risk governance

The Board of Directors has ultimate responsibility for governing and monitoring risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines the overall risk governance by taking decisions on such matters as risk appetite and risk strategy. The Board also decides on risk policies and on matters of considerable importance to granting of credit. For a detailed description of the Board of Directors’ rules of procedure, refer to the Corporate Governance Report.

SEK has organized risk management and risk control in accordance with the principle of three lines of defense in the form of clear-cut separation of responsibility between the commercial and support operations that own the risks, the control functions that independently identify and monitor the risks and an internal audit function, which reviews the control functions; see diagram below.

Risk management process

The Company’s risk management process encompasses: identification, measurement, management, reporting, control and monitoring of those risks with which the business is associated and for which SEK has formulated internal controls with this purpose in mind. SEK’s risk management process consists of the following key elements:

Risk identification — at any given time, SEK must be aware of the risks to which it is or can be exposed. Risks are identified, primarily in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processes, systems and through annual risk analyses that include all aspects of SEK. Both forward-looking and historical analyses and testing are performed.

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

Internal capital and liquidity assessment processes

The internal capital adequacy assessment process is an integral part of SEK’s strategic planning. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet its regulatory requirements under both normal and stressed financial conditions and to support SEK’s high credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or can be exposed to.

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

To arrive at an adequate capitalization level that also applies under stressed financial conditions, an analysis is conducted of how capitalization is affected by stress in global financial markets, as well as of other factors that impact SEK’s business model and net risk exposure.

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

During 2020, the Swedish FSA has published amended rules and a change in the application of banks’ capital requirements. The changes result from the implementation of the EU’s Banking Package. These changes mean, among other things, that the Swedish FSA must decide on a Pillar 2 requirement and announce Pillar 2 guidance for the capital it believes institutions should hold above the capital requirement to cover risks and future financial stresses. The Swedish FSA will also announce an additional leverage ratio requirement in addition to the minimum requirement, in the form of Pillar 2 guidance. Both Pillar 2 guidelines will be institution specific and non-binding. Decisions on Pillar 2 requirements and notification of Pillar 2 guidance will be announced after the first evaluation and review which will take place after the entry of the amended supervision act.

In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management Report — Pillar 3 2020”, available at www.sek.se.

SEK's risk framework

The risk framework encompasses the entire operations and is ultimately governed by SEK's mission.

Capital target
Risk Appetite, Risk Strategy, Risk Policy
Risk Culture, Instructions, Processes, Limits
Risk management process
(Identification – Measurement – Governance – Reporting – Monitoring)
Owner
The Board
CEO, CEO's Credit Committee, CEO's Risk and Compliance Committee

Annual and Sustainability Report 2020

Detailed risk statement

Risk class	Risk management	Risk profile	Risk appetite	Proportion of Economic capital

Credit risk

Credit risk is the risk of losses due to the failure of a credit (or an arrangement similar to that of a credit) to be fulfilled. Credit risk is divided into issuer risk, counterparty risk, concentration risk, settlement risk and country risk (including transfer risk).	Lending must be based on in-depth knowledge of SEK’s counterparties as well as counterparties’ repayment capacity. Lending must also be aligned with SEK’s mission based on its owner instruction. SEK’s credit risks are mitigated through a risk-based selection of counterparties and managed through the use of guarantees and other types of collateral. Furthermore, SEK’s lending is guided by the use of a normative credit policy, specifying principles for risk levels and lending terms. Concentrations that occur naturally as a result of the Company’s mission are accepted, but the Company continuously works towards reducing the risk of concentration where this is possible.	SEK’s lending portfolio is of a high credit quality. The Company’s mission naturally entails certain concentration risks, such as geographical concentration risk in Sweden. The net risk is principally limited to counterparties with high creditworthiness, such as export credit agencies (ECAs), major Swedish exporters, banks and insurers. SEK invests its liquidity in high credit quality securities, primarily with short maturities.	Moderate (SEK’s risk appetite for credit risk is higher than other risks.)	58.4%

Liquidity risk
Liquidity and refinancing risk is the risk, within a defined period of time, of the company not being able to refinance its existing assets or being unable to meet the need for increased liquidity. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices in order to meet payment commitments. Liquidity risk encompasses refinancing risk and market liquidity risk.	SEK must have diversified funding to ensure that funding is available through maturity for all credit commitments — credits outstanding as well as agreed but undisbursed credits. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.	SEK has secured funding for all its credit commitments, including those agreed but not yet disbursed. In addition, the size of SEK’s liquidity investments allow new lending to continue at a normal pace, even during times of stress. As a consequence of SEK having secured funding for all its credit commitments, the remaining term to maturity for available funding is longer than the remaining term to maturity for lending.	Low	-

Market risk
Market risk is the risk of loss or change in future net income resulting from, for example, changes in interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.	SEK conducts no active trading. The core of SEK’s market risk strategy is to borrow funds in the form of bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or to ensure that SEK has sufficient liquidity. The aim is to hold assets and liabilities to maturity.	SEK’s business model leads to exposure mainly to spreads, interest-rate risk and currency risk. SEK’s largest net exposures are to changes in spreads, mainly to credit spreads associated with assets and liabilities and to cross-currency basis spreads.	Low	10.9%

Operational risk
Operational risk is the risk of losses resulting from inappropriate, inadequate or faulty internal processes or procedures, systems, human error, or from external events. Operational risk includes legal, IT and information security risk.	SEK manages operational risk on an ongoing basis, mainly through efficient internal control procedures, performing risk analysis before changes, a focus on continuous improvements and business continuity management. Costs to reduce risk exposures must be in proportion to the effect that such measures have.	Operational risks arise in all parts of the business. The vast majority of incidents that have occurred are minor events that are rectified promptly within each function. Overall operational risk is low as a result of effective internal control measures and a focus on continuous improvement.	Low	1.9%

Compliance risk
Compliance risk is the risk of failure to meet obligations pursuant on the one hand to legislation, ordinances and other regulations, and on the other hand to internal rules. Compliance risk includes the risk of money laundering and financing of terrorism.	SEK works continuously to develop tools and knowledge to help identify the company’s compliance risks. The company analyses and monitors compliance risks with the intention of continuously reducing the risk of non-compliance with regulations pertaining to operations requiring permits.	SEK’s operations lead to exposure to the risk of failing to comply with current regulatory requirements and ordinances in markets in which the company operates.	Low	-

Business and strategic risk
Strategic risk is the risk of lower revenue because strategic initiatives fail to achieve the pursued results, inefficient organizational changes, improper implementation of decisions, unwanted effects from outsourcing, or the lack of adequate response to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors. Business risk is the risk of an unexpected decline in revenue resulting from, for example, changes to competitive conditions with a decrease in volumes and/or falling margins.	SEK’s executive management is responsible for identifying and managing strategic risks and monitoring the external business environment and developments in the markets in which SEK conducts operations and for proposing the strategic direction to the Board. A risk analysis in the form of a self-assessment concerning strategic risk is to be conducted each year.	SEK’s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives: (1) the impact of these reforms on SEK’s business model; and (2) the requirements on the organization resulting from increased regulatory complexity.	Low to moderate	-

Sustainability risk
Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively with respect to business ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child rights perspective; labor conditions encompasses gender equality and diversity; and ethics includes tax transparency.	Sustainability risks are managed according to a risk-based approach. In cases of heightened sustainability risk, a detailed sustainability review is performed and measures could be required in order to mitigate environmental and social risks. Requirements are based on national and international regulations and guidelines within the areas of environment and climate, anti-corruption, human rights including labor conditions and business ethics including tax.	SEK is indirectly exposed to sustainability risks in connection to its lending activities. High sustainability risks could occur in financing of large projects or businesses in countries with high risk of corruption or human rights violations.	Low to moderate	-

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Catrin Fransson
Catrin Fransson, Chief Executive Officer

Stockholm, Sweden

February 23, 2021