Form 20-F
period 2021-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2022-02-24
CIK 352960

As filed with the Securities and Exchange Commission on February 24, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

or

☐     Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐     Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report …………………

For the transition period from                 to

Commission file number: 001-08382

AKTIEBOLAGET SVENSK EXPORTKREDIT
(Exact name of Registrant as Specified in Its Charter)

(SWEDISH EXPORT CREDIT CORPORATION)
(Translation of Registrant’s Name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Fleminggatan 20, SE-112 26 Stockholm, Sweden
(Address of principal executive offices)

Stefan Friberg, Swedish Export Credit Corporation, P.O.Box 194, SE-101 23 Stockholm Email: Stefan.Friberg@sek.se Phone 46-8-613 88 05
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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑

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

The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the consolidated statement of financial position of SEK and its subsidiaries as of December 31, 2021 and December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2020: Skr 10 million)” means that the relevant figure for 2020, or as of December 31, 2020, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations, capital reports and the annual report for the financial year of 2021, is available at www.sek.se/en/for-investors. None of the foregoing reports or presentations, nor any other information available on or accessible through SEK’s website is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. SEK has based these forward-looking statements on its current expectations and projections about future events. These statements include but are not limited to:

●	statements regarding financial projections and estimates and their underlying assumptions;
●	statements regarding plans, objectives and expectations relating to future operations and services;
●	statements regarding the impact of regulatory initiatives on SEK’s operations;
●	statements regarding general industry and macroeconomic growth rates and SEK’s performance relative to them; and
●	statements regarding future performance.

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

Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SEK undertakes no obligation to update any forward-looking statement in light of new information or future events, although SEK intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond SEK’s control. Readers are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, forward-looking statements. These factors include, among others, the following:

●	COVID-19 has had, and could further have, an adverse effect on SEK’s business and operations;
●	disruptions in the financial markets or economic recessions (including as a result of geopolitical instability and the prolongation of the global outbreak of COVID-19), have had an, and could have a further, adverse effect on SEK’s operations or financial performance;
●	disruptions in the financial markets or economic recessions (including as a result of a continuation of the global outbreak of COVID-19) have had an, and could have a further, adverse effect on the credit quality of borrowers and cause risk to other counterparties, which may, in turn, cause SEK to incur credit losses or affect the value of its assets;
●	reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfil its obligations;
●	changes in laws, regulations or accounting standards may adversely affect SEK’s business;
●	SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions;
●	losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective;
●	fluctuations in foreign currency exchange rates could harm SEK’s business;
●	increasing competition may adversely affect SEK’s income and business;
●	SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt;
●	SEK is exposed to risks from the impact of climate change, which could have a negative impact on SEK’s reputation, business, results of operations and creditworthiness of its customers;
●	developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries;
●	negative interest rates may have an impact on SEK’s profitability; and
●	the transition from the use of the London interbank offered rate (LIBOR) may adversely affect SEK’s profitability.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following section provides a description of the most significant risk factors that (i) could affect SEK’s businesses, results of operations and financial condition; and (ii) could cause SEK’s results to differ materially from those expressed in public statements or documents. There are also other factors beyond those discussed below or elsewhere in this annual report that could affect SEK’s businesses, results of operations and financial condition. Therefore, the risk factors below should not be considered a complete list of all potential risks that SEK may face.

COVID-19 has had an, and could have a further adverse effect on SEK’s business and operations.

While markets stabilized and GDP outlook grew more positive by the end of 2020 and during 2021, a prolongation of the COVID-19 pandemic could significantly affect economic growth and business operations across the global economy, both as a result of weakened economic activity and in terms of the health and wellbeing of employees being affected. Such weakening of the economy could have a material adverse impact on the financial performance or operations of counterparties to SEK and consequently impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity. Although the overall impact of COVID-19 on SEK’s financial condition and results of operations during 2020 and 2021 has been limited (to some extent due to increased demand for lending caused by clients’ reduced access to capital markets and other forms of financing), there can be no assurance that the impacts on SEK will remain limited amidst a prolongation of the outbreak. While a majority of central banks and governments have announced financial stimulus packages in order to counteract negative GDP developments during 2020 and 2021, the direct and indirect impact of the continued global COVID-19 pandemic remains uncertain. Concerns remain as to whether these policy tools will counter anticipated macro-economic risks.

The unforeseen transition from normal on-site office work to working remotely during the COVID-19 pandemic has also created challenges in terms of deploying reliable technical solutions for internal communication and operations. Although, as a result of quick mobilization and timely management actions during the spring of 2020, SEK managed to resolve the initial challenges in a timely manner and ensured the continuity of its operations with limited impact on SEK’s business or the Group’s clients, there can be no assurance that these technical solutions will remain sufficient or that other challenges from working remotely will not emerge.

The COVID-19 pandemic continues to evolve. As a result, there may be other material adverse impacts on SEK’s business, operations and financial condition that are unpredictable at this time. The extent of the impact of COVID-19 on SEK’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the length of time government and commercial travel limitations are in place, the effectiveness of SEK’s remote work arrangements, the successful execution of plans in connection with eventual return of its personnel to SEK’s office, actions taken by governmental authorities in response to the pandemic, as well as other direct and indirect impacts on SEK and its customers, vendors and other stakeholders. As such, the impact on SEK’s employees, clients and the markets in which SEK operates is uncertain at this time and cannot be predicted.

Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability and the prolongation of the global outbreak of COVID-19), have had an, and could have a further, adverse effect on SEK’s operations and financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainty remains concerning the outlook and the future economic environment related to recent events in those regions, such as the impacts of the global outbreak of COVID-19, a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the withdrawal of the UK from the EU on 31 January, 2020.

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

Disruptions in the financial markets or economic recessions (including as a result of a continuation of the global outbreak of COVID-19) have had an, and could have a further, adverse effect on the credit quality of borrowers and cause risk to other counterparties, which may, in turn, cause SEK to incur credit losses or affect the value of its assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s business. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions (including as a result of a continuation of the global outbreak of COVID-19) may further affect SEK’s customers’ and counterparties’ ability to fulfil their obligations. Market and economic disruptions may affect business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers’ or counterparties’ credit demand or that they may become delinquent in their loans or other obligations to SEK. For example, following the 2007/2008 financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

To counter the effects of the COVID-19 pandemic, SEK has as per December 31, 2021 made an adjustment of Skr 93 million to increase estimated credit losses in order to seek to ensure that provisioning levels sufficiently capture expected future developments. There can be no assurances, however, that this increase will be sufficient to provide for all credit losses that may actually occur, particularly if the COVID-19 pandemic is prolonged or worsens and its adverse economic effects becomes more enduring or severe than currently anticipated. If SEK’s current estimated credit losses prove to have been insufficient, higher credit losses would be incurred than those reflected by SEK’s provisioning levels, which could have a material adverse effect on SEK’s financial results, SEK’s capital ratios and the ability of the Company to fulfil its debt obligations.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfil its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers of similar standing to obtain financing. Although SEK has been able to finance its operations successfully to date, factors outside of SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the global outbreak of COVID-19, for example, global markets became extremely turbulent and volatile during the spring of 2020 and SEK experienced an increase in costs of funding through the international capital markets (as did other issuers during the same period). The same occurred as a result of the financial crisis in 2008. In both periods, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but currently and in the future that might not be possible. This could result in more expensive access to the capital markets, which could in turn, have a material adverse effect on SEK’s results of operations.

An additional key factor influencing the cost and availability of financing is SEK’s credit rating. Although SEK has favorable credit ratings from various credit rating agencies currently, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, prudential measures as well as government support and SEK’s public policy role. Although SEK’s owner (the Swedish State) has reaffirmed continued support for SEK’s current public policy role, there is a risk that this stance could change in the future. Deterioration in any one of these factors or any combination of these factors may lead rating agencies to downgrade of SEK’s credit ratings. If SEK were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely have a material adverse effect on the Group’s profit margins and earnings, and harm its overall liquidity and business and its ability to fulfil its obligations.

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

In response to the financial crisis in 2008, financial regulators around the world issued and continue to issue significant regulatory and legislative changes resulting in broad reform and increased regulation impacting financial service companies, including SEK. Changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those applicable in Sweden), could materially and adversely affect SEK’s authorization to operate, business, financial condition or results of operation and/or ability to repay its debt. For example, as a result of legislative changes in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to the resolution fund to support the recovery of credit institutions, which adversely affected SEK’s results of operations.

In December, 2021 the Swedish Riksdag (Parliament) approved the Government's proposal to introduce a new risk tax for credit institutions which entered into force 1 January, 2022. The new risk tax serves to offset the costs that may affect the Swedish economy as a result of a possible financial crisis. The tax shall apply to credit institutions whose liabilities reach a set limit value at the beginning of the tax year. For 2022, the limit value is set at Skr 150 billion. The size of the tax will be 0.05 percent of the tax base for the tax year 2022, and 0.06 percent for the tax year 2023.

The European Bank Recovery and Resolution Directive (the “BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies and was implemented into Swedish law in 2016 by the Resolution Act (2015:1016) (as amended, the “Resolution Act”). In accordance with the BRRD, SEK is subject to a minimum requirement for own funds and eligible liabilities (“MREL”), which is a parallel requirement to the Capital Requirements Regulation (Regulation (EU) no. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) no. 648/2012 or the “CRR”) in the European Union. In July, 2021 the revised BRRD (BRRD II) was implemented in Sweden, amending the previous MREL requirements to ensure that institutions meet the requirement with own funds and eligible liabilities. The new requirements under BRRD II provide a new legal and regulatory basis for SEK´s MREL requirement. As of January 1, 2022, the MREL-requirement will have to be met with own funds and senior non-preferred bonds (“SNP debt”) with a gradual implementation of the requirement until January 1, 2024, at which point all of the MREL requirements will need to be met with SNP debt.

SEK may experience difficulties in issuing SNP bonds or the interest rate on these bonds may be considerably higher than on other debt securities issued, which would negatively impact SEK’s profitability. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Supervisory Authorities”.

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

In addition, in the wake of the financial disruptions from 2008 and onwards, the Basel Committee on Banking Supervision (the “Basel Committee”) has revised the Basel regime to provide for new, stricter regulations with regard to capital adequacy and liquidity coverage. These stricter regulations (many of which have already come into force, while others are expected to become effective in the near future) will mean that, in general, financial institutions, including SEK, will need to maintain relatively more own funds (capital base) in relation to their risk-weighted assets as well as better matched borrowing in relation to their obligations. Furthermore, stricter rules on which assets can be defined as liquidity reserves as well as stricter requirements on the clearing of derivatives may also affect international capital markets.

In December 2017, the Basel Committee introduced final revisions to the Basel III capital framework to reduce the variability of risk-weighted assets within the banking system (the “2017 Revisions”). In 2019, additional revisions were made by the Basel Committee to the CVA framework. In October, 2021 the EU published proposals to CRR and CRD (CRR III and CRD VI), with the purpose to implement the Basel revisions into EU law. The EU proposal follows the defined requirements of the Basel standards, and while SEK expects a net positive impact of the new requirements on the Company’s risk exposure amount, uncertainty remains until the new regulations have been finalized. Under the EU proposal, the CRD VI needs to be implemented into Swedish national legislation prior to January 1, 2025 before the new requirements become applicable for SEK, while the CRR III will become applicable for SEK as of January 1, 2025. For more information, see Item 4 “Information on the Group and the Parent Company—B. Business Overview—Swedish Government Supervision—Capital adequacy regulations” below.

European Market Infrastructure Regulation (EMIR), a regulation regarding over-the-counter (“OTC”) derivatives, central counterparties and trade repositories, came into effect on August 16, 2012. Since then, various parts of the regulation have been introduced. One of the major revisions relates to risk mitigating techniques, where new bilateral margin requirements are imposed on OTC-derivatives. The application date for the new initial margin requirements for OTC-derivatives was postponed from September, 2021 until September, 2022. Under the new requirements, SEK may be required to post additional collateral in relation to its OTC derivative transactions, which may entail increased costs impacting SEK’s business, results of operations and financial condition.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Increased market volatility, illiquid market conditions and disruptions in the credit markets, including those observed during spring of 2020, make it difficult to value SEK’s assets and liabilities during certain periods. In particular, SEK is exposed to changes in the fair value of certain assets of liabilities due to unrealized gains and losses (e.g. in the form of changes in currency basis spread). Such changes in fair value can have a negative impact on SEK’s results as reported under IFRS.

Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of SEK’s assets or liabilities in future periods. Furthermore, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at the time of sale and may be materially lower than such assets’ current fair value. Any of these factors could have an impact on the valuation of SEK’s assets and liabilities, and may therefore have an adverse effect on the Group’s results of operations and financial condition in future periods.

Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments in an attempt to manage interest rate-, currency-, credit-, basis- and other market-related risks. If any of the variety of instruments and strategies the Group uses to hedge exposure to various types of risk is not effective, the Group may incur losses, which may have an adverse effect on the Group’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty were to default on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including potentially as a result of a continuation of the global outbreak of COVID-19, may bring a challenge to the availability and effective hedging instruments or strategies. For example, the expected transition away from remaining IBOR exposures may have a different impact on the hedged item and the hedging instrument, which could cause some of SEK’s hedge to become ineffective, resulting in potential losses. An inability to hedge any material risks could result in additional losses, which could have an adverse effect on SEK’s financial condition and its ability to fulfil its obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, SEK faces exposure to adverse movements in foreign currency exchange rates. The adequacy of the Group’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of the Group’s foreign-currency obligations. SEK’s exposure to foreign currency exchange risk is caused primarily by fluctuations in the Swedish krona (“Skr”)/United States dollar (“USD”) exchange rate and the Skr/Euro exchange rate. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies. Even though the Group carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to the Group could harm SEK’s business, its profitability and its ability to repay its debts., SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities, which could negatively affect the Group’s results of operations. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

Increasing competition may adversely affect SEK’s income and business.

The financial services industry is highly competitive. SEK’s lending business, other than the CIRR-system, faces increasing competition from other Swedish and foreign financial institutions, as well as from direct and indirect financing programs of exporters. SEK competes on the basis of a number of factors including service, product innovation, product features, price, commission structures, financial strength and name recognition. Some of SEK’s competitors offer a broader array of products or may have more competitive pricing or greater financial resources than SEK. If SEK is unable to match the products and services of its competitors or has to lower its prices or rates in order to compete for customer business, investments or financing, it could result in lower lending volume, decreased revenue and increased costs, all of which could have a material adverse effect on SEK’s business and its ability to repay its debts.

SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s business is dependent on the ability to process complex transactions in an efficient and accurate manner. Operational risk for a financial institution such as SEK can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, and information security failures, such as data loss, cyber attacks and failure of external systems such as those of SEK’s suppliers or counterparties. These risks could be exacerbated as a result of the global outbreak of COVID-19. Despite having taken preventative actions to protect the security of its information relative to its perceived risks, SEK may nevertheless experience security failures, data losses, cyber attacks or breaches in the future, which could have a material adverse effect on SEK’s business. Failure to address operational risk and increased regulatory requirements relating to operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and consequently SEK’s business, financial performance or ability to repay its debt. For example, SEK has in the past incurred additional costs related to the enhancement of IT-system due to increased regulatory burdens. If, as a further example, SEK failed to comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse under such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK. SEK’s reputation could also be damaged if SEK failed to comply with applicable legislation and best practices or in any other way failed to meet its commitments and expectations. A significant failure in managing SEK’s operational risk could materially and adversely affect the Company’s business, financial condition, results of operation or ability to repay its debt.

SEK is exposed to risks from the impact of climate change, which could have a negative impact on SEK’s reputation, business, results of operations and creditworthiness of its customers.

Climate change could expose SEK to financial risks either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.

Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, storms, sea level rise, coastal erosion and subsidence. These risks could result in significant damage to our customers’ property or businesses or have a material impact on our customers’ business models, which in turn could negatively affect SEK’s costumers ability to pay amounts due on their debt.

Transition risks arise from the process of adjustment towards a low-carbon economy. SEK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities SEK undertakes, as well as the risks associated with its lending portfolio, and the value of SEK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands.

Furthermore, in 2021, SEK’s Board of Directors adopted a number of climate targets for the operations, including that SEK’s lending portfolio should achieve net zero emissions by 2045, and that the proportion of green loans on the balance sheet should increase to 50 percent by 2030. In order to reach these targets or any other climate related ambitions or targets SEK may commit to in future, SEK will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks SEK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt SEK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis may have a material and adverse impact on SEK’s business, results of operations and, ultimately, financial condition.

Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

SEK grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant amount of SEK’s loans are guaranteed by the Swedish Export Credits Guarantee Board (the “EKN”) (44% and 39% as of December 31, 2021 and 2020, respectively), SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the Group’s net income and have a material adverse effect on the Group’s results of operations, business prospects and financial condition.

Negative interest rates may have an impact on SEK’s profitability.

Negative interest rates may result in lower net interest income for SEK and may negatively affect the value of SEK’s assets and liabilities. For example, negative interest rates may:

●	render SEK’s hedges less effective if interest is to be paid on the hedge while there is no compensation on the hedged item;
●	lead to increased prepayments on loans by customers and a lower spread between rates on assets and liabilities, which could reduce SEK’s revenues;
●	lead to valuation risk due to potential changes in market practice for how to incorporate negative interest rates in the valuation;
●	create a risk that the bond market may be adversely affected by lower turnover and less liquidity, which could reduce SEK’s ability to access the capital markets; and
●	lead to a greater risk of increased debt levels, rising asset prices and heightened financial risk taking.

The transition from the use of the London interbank offered rate (LIBOR) may adversely affect SEK’s profitability.

Recent regulatory proceedings and actions by regulators or law enforcement agencies have resulted in the discontinuance of LIBOR and the establishment of alternative reference rates. Although in July 2017, the head of the U.K. Financial Conduct Authority (FCA), which regulates LIBOR, announced plans to phase out the use of LIBOR by the end of 2021, the phase-out of LIBOR is currently proposed to be postponed until the end of June 2023. For the Euro Interbank Offered Rate (“EURIBOR”) and the Stockholm Interbank Offered Rate (“STIBOR”), which are also significant reference rates for SEK, no formal end date has yet been communicated.

The Alternative Reference Rates Committee (ARRC) as well as the Federal Reserve Board (FRB) have declared that the Secured Overnight Financing Rate (“SOFR”) will replace USD LIBOR. The market continues to develop in relation to SOFR as a reference rate for floating rate notes. The continued development of SOFR rates and the market infrastructure for adopting such rates could result in reduced liquidity, increased volatility or could otherwise affect the market price of any SOFR linked notes that SEK may issue. For the sterling market, the Sterling Over Night Index Average (“SONIA”) is expected to become an acceptable alternative to LIBOR, where the Bank of England, the FCA and the Working Group on Sterling Risk-free rates have communicated a firm recommendation for SONIA to replace sterling LIBOR. Some uncertainty regarding the replacement of LIBOR still exists.

At this time, it is not possible to fully predict the effect of these developments, any discontinuance, modification or other reforms to LIBOR, EURIBOR, STIBOR or any other reference rate, the establishment of alternative reference rates, or the impact of any such events on contractual mechanisms may have on the markets, SEK or the Company’s floating rate debt securities. It is still uncertain at what rate liquidity in the market in new instruments linked to, for example, SOFR will build up. However, with regard to floating rate debt securities, SEK has switched from issuing USD LIBOR FRN to SOFR FRN. SEK’s exposure that is directly affected by the interest rate benchmark reform mainly relates to its lending and borrowing contracts with floating interest rates, its lending and borrowing contracts with fixed interest rates that are hedged to floating interest rates as well as currency swaps to floating interest rates. SEK’s exposure that is directly affected by the reference interest rate reform is mainly linked to its lending contracts at variable interest rates, its lending and borrowing contracts at fixed interest rates that are hedged at variable interest rates and currency swaps at variable interest rates. The exposures to variable interest rates are mainly against USD LIBOR, STIBOR and EURIBOR. GBP LIBOR, CHF LIBOR and JPY LIBOR ceased on December 31, 2021. Exposures against these variable interest rates have been converted. For USD LIBOR, the most common maturities are expected to expire after June 30, 2023. SEK has lending contracts and derivative contracts maturing after June 30, 2023 in USD LIBOR with a nominal amount of USD 1,870 million and USD 19,284 million, respectively. This debt generally includes fallback features that would allow for the use of an alternative rate if any of these rates were no longer available. In addition, SEK is working on a cross-organizational project to renegotiate legacy business in reliance on IBORs (primarily STIBOR and EURIBOR), introducing robust fallback provisions and generally following recommended guidelines from the International Swaps and Derivatives Association (ISDA), International Capital Markets Association (ICMA), the Alternative Reference Rates Committee (ARCC) and the FCA. However, the use of an alternative rate could result in increased costs and margin decompression for SEK going forward, impacting SEK’s business, results of operations and financial condition. Depending on market developments, SEK may also experience increased borrowing and hedging costs in the future. Conversely, the use of an alternative rate could also reduce the interest paid on SEK’s floating rate notes which could adversely affect the value and market for those notes. Uncertainty as to the nature of the potential discontinuance, modification, alternative reference rates or other reforms of LIBOR, EURIBOR and STIBOR may negatively impact market liquidity, SEK’s access to funding required to operate the business and the trading market for the Company’s floating rate debt securities.

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

The address of the Parent Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Fleminggatan 20, Stockholm, Sweden; and the Parent Company’s telephone number is +46-8-613-83 00. The Parent Company’s authorized representative in the United States is Business Sweden, whose contact information is as follows:

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

2021

●	For the full-year, SEK recorded a somewhat lower net interest income, Skr 1,907 million (2020: Skr 1,946 million). The new lending volume in 2021 was Skr 77 billion (2020: Skr 125 billion). This decline compared with the previous year is attributable to the extraordinarily high levels of new lending in 2020, when many companies secured their financing needs in the early stages of the COVID-19 pandemic to help strengthen their liquidity position. New lending to Swedish exporters was Skr 25.1 billion in 2021 (2020: Skr 62.29 billion), and new lending to exporters’ customers amounted to Skr 51.9 billion in 2021 (2020: Skr 63.3 billion).

●	There is a global need for investments in order to reach the reduced carbon emissions goals contained in the Paris Agreement on climate change, and the pace of transition has accelerated during the COVID-19 pandemic. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Over the year, SEK has increased its focus on financing this transition in Sweden and internationally.
●	As a consequence of COVID-19 infection risk, most of our employees are continuing to work remotely. Working from home has been highly effective from both a technical and a practical standpoint. The majority of client meetings are also conducted remotely, which has worked well, and slowly but surely, onboarding of new clients has started to pick up. The clientbase has increased by 11 percent in 2021.
●	SEK’s new lending to green projects totaled Skr 11.5 billion in 2021 (2020: Skr 10.8 billion).
●	SEK’s net interest income amounted to Skr 1,907 million in 2021 (2020: Skr 1,946 million). Net interest income was negatively affected by a higher resolution fee of Skr 88 million (2020: Skr 86 million) which SEK is required to pay to a fund to support the recovery of credit institutions.
●	SEK had a credit facility with the Swedish National Debt Office of Skr 200 billion in 2021. The credit facility was renewed in December 2021 through the end of 2022 by the Swedish Government in order to further enhance the ability to promote the Swedish export industry but decreased to Skr 175 billion. SEK had utilized Skr 10 billion of the credit facility by December 31, 2021. The credit facility can be used both within the current CIRR-system and, up to Skr 15 billion during 2021 and up to Skr 13 billion from January 2022, for commercial export financing.
●	The Board of Directors of SEK (the “Board”) has resolved to propose at the Annual General Meeting that a total dividend of Skr 414 million (2020: Skr 290 million) be paid, corresponding to 40 percent of the year’s profit, which is in line with the Company’s dividend policy of 20-40 percent.

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

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2021 and 2020:

	Year ended December 31,
Skr mn	2021	2020	Changes in percent
Total loans outstanding(A)	237,224	231,678	2%
of which CIRR-system	87,872	69,163	27%
Total debt outstanding(B)	295,000	287,462	3%
of which CIRR-system	88,092	69,289	27%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

Lending Operations – General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2021:

	Year ended December 31,
Skr mn	2021	2020	Changes in percent
Offers of long-term loans accepted	76,988	125,470	-39%
Total loan disbursements	-96,881	-126,615	-23%
Total loan repayments	99,314	100,370	-1%
Total net increase/ (decrease) in loans outstanding	5,546	14,084	-61%
Loans outstanding	237,224	231,678	2%
Loan commitments outstanding but undisbursed(A)	53,871	57,213	-6%
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

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2021	2020	2019	2018	2017
Lending to exporters' customers	127,943	111,628	121,165	119,467	102,060
of which CIRR-system	87,872	69,163	76,120	69,922	49,124

Lending to Swedish exporters	109,281	120,050	96,429	89,759	93,060
of which CIRR-system	—	—	—	—	—
Total	237,224	231,678	217,594	209,226	195,120
of which CIRR-system	87,872	69,163	76,120	69,922	49,124

Over half of the loan volumes granted by SEK are granted to purchasers of Swedish exports. Western European markets are the largest markets for exported Swedish goods by revenue. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure. The credit risk exposure policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure. SEK relies to a large extent on guarantees in its lending. For additional information on SEK’s approach to risk, see Note 26 and Note 29 to the Consolidated Financial Statements.

SEK has no exposure to loans that the Company would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

CIRR-system

SEK treats the CIRR-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the CIRR-system are reimbursed by (or paid to) the Swedish State, any loan losses that may be incurred under such programs are not reimbursed by the Swedish State. Accordingly, SEK has to obtain appropriate credit support for those loans as well. All of the lending under the CIRR-system is reported on SEK’s Consolidated Statement of Financial Position. SEK has consequently presented the financial results of the CIRR-system in the Consolidated Statement of Comprehensive Income as the gross amounts collected and paid in accordance with the agreement with the Swedish State. See Note 1 to the Consolidated Financial Statements for further details. In general, loans under the program are guaranteed by EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

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

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2021	2020
Government export credit agencies	162.1	154.1
of which covered corporate exposures	90.1	95.9
of which covered exposures to financial institutions	0.0	0.0
of which covered exposures to regional governments	1.6	1.4
of which covered sovereign exposures	70.4	56.8

As of December 31, 2021, government export credit agencies guaranteed 43.5 percent (2020: 42.9 percent) of SEK's total credit exposures.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2021.

	Percentage of loan offers accepted
Currency in which loan is denominated	2021	2020
Swedish kronor	38%	40%
Euros	19%	14%
U.S. dollars	37%	42%
Other	6%	4%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 29 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2021 and December 31, 2020. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2021	2020
Loan credit exposure to Swedish State guarantees via EKN(A)	45%	40%
Loan credit exposure to Swedish credit institutions(B)	2%	3%
Loan credit exposure to foreign bank groups or governments(C)	7%	8%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	31%	34%
Loan credit exposure to municipalities	1%	2%
Loan credit exposure to other foreign counterparties, primarily corporations	14%	13%
Total	100%	100%

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

(B) At December 31, 2021, the 2 percent (2020: 2 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden, including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2021, principally obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2021, approximately 10 percent (2020: 12 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

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

(iii) Pillar 3 concerns and places requirements on transparency and comparability and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. Under CRR II (discussed below), the EU introduced formal revision to the disclosure framework with extended scope, application and frequency of Pillar 3 disclosures for large and listed institutions. The revised Pillar 3 framework indicates which disclosures are required from institutions, on the basis of their size, complexity and of whether they are listed or non-listed institutions. As SEK meets the criteria for large and listed institutions since 2021 new quarterly, semi-annual and annual disclosure requirements are applicable to it.

New regulations in force during 2021

CRR II, which is directly applicable in law in all EU member states, entered into force on June 28, 2021. CRD V was incorporated into Swedish national law on December 9, 2020 and entered into force on December 29, 2020.

The new regulation and national adaptation of the directive introduced a binding minimum leverage ratio requirement of at least 3 percent and a net stable funding ratio requirements of at least 100 percent. In addition, a revised market risk framework (FRTB), a new standardized approach for counterparty credit risk (SA-CCR), minimum requirement for own funds and eligible liabilities (MREL), changes to the large exposure framework were also introduced.

The CRD V also introduced the mandate for competent authorities to define appropriate levels of own funds for institutions (a so called “Pillar 2 guidance”). An additional Pillar 2 requirement was communicated by the competent authorities in September 2021, including communication of a Pillar 2 guidance. While the Pillar 2 guidance does not constitute a formal binding requirement, the Swedish FSA expects institutions to follow the recommendation, and retains the option of enforcing the Pillar 2 guidance as a Pillar 2 capital requirement following failure to adhere to the authority’s recommendation.

Upcoming regulations

In October, 2021 the EU Commission published a proposal on how Basel IV shall be implemented in the EU. In the proposal, which covers changes to both CRR (“CRR III”) and CRD (“CRD VI”), the implementation of Basel IV is postponed from the deadline set by the Basel Committee from 1 January, 2023 until 1 January, 2025. The proposed EU directive and regulation largely follows the standards set out by the Basel Committee, and introduces a new output floor for internal models for market risk and credit risk, revised standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches for credit risk and changes in leverage ratio requirements. The output floor, which is designed to ensure that banks’ capital requirements calculated under internal models-based approaches may not fall below 72.5% of the capital requirements calculated under the standardized approaches, will be phased in incrementally over five years, beginning with 50% 1 January, 2025 before becoming fully effective with 72.5% on January 1, 2030.

Liquidity standards

As mentioned above, the CRR also includes liquidity standards: the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”). The LCR requires that a bank holds enough high quality liquid assets to cover its projected net cash outflows over a 30-day stress scenario. The European Commission has adopted a delegated regulation on LCR. The detailed LCR rules came into force on October 1, 2015 and were amended by a Commission Delegated Regulation in 2018. They require institutions, including SEK, to maintain a LCR of at least 100 percent from 2018. In addition, the Swedish FSA requires institutions to maintain a LCR of at least 100 percent separately in euro and USD and also a LCR of at least 75 percent in Skr and other significant currencies. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of its assets and off-balance sheet activities under both normal and stressed conditions. A requirement to maintain a NSFR ratio of at least 100 percent was implemented on June 30, 2021. SEK has consistently maintained an LCR and NSFR in excess of minimum requirements. See Note 26 to the Consolidated Financial Statements for further details on liquidity standards.

Measures of capital adequacy

Two parallel capital requirements must be met from June 2021, a risk-based requirement and a requirement for leverage ratio. For SEK, the risk-based minimum capital requirement exceeds the leverage ratio requirement.

The risk-based requirement is a capital-to-risk exposure amount ratio, which compares the own funds, as defined in the CRR, to the total of risk-weighted exposures, that is assets and off-balance sheet items measured according to the risk level.

According to the CRR, own funds consist of three components with different levels of quality from a loss absorption perspective:

●	the highest quality is the Common Equity Tier 1 capital, which includes equity capital after certain adjustments and deductions;
●	the next level is the Additional Tier 1 capital which, subject to detailed requirements, consists of certain types of highly subordinated, perpetual debt or hybrid capital (Tier 1 capital is the sum of Common Equity Tier 1 capital and Additional Tier 1 capital); and
●	Tier 2 capital constitutes the third level and consists of, subject to detailed requirements, certain types of subordinated debt that, among other things, must have an original maturity of no less than five years.

The minimum total capital ratio requirement under Pillar 1 is 8.0 percent, a requirement that has not changed with the CRR. However, the CRR introduced additional requirements on the higher quality components of capital, with a minimum requirement of 4.5 percent and 6.0 percent relating to Common Equity Tier 1 capital and Tier 1 capital, respectively.

			Total capital
	Minimum Capital		Requirement including		SEK Capital
	Requirement[1]		Buffers Requirement[2]		Ratios
	2021	2020	2021	2020	2021	2020
Common Equity Tier 1	4.5%	4.5%	10.6%	9.5%	21.6%	21.8%
Tier 1	6.0%	6.0%	12.8%	11.8%	21.6%	21.8%
Total capital	8.0%	8.0%	15.7%	14.9%	21.6%	21.8%

1 Under Pillar 1.

2 Under Pillar 1 and Pillar 2 including Buffer requirements.

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction was made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. The Swedish FSA decided on September 29, 2021 to increase the countercyclical buffer rate to 1 percent. The new countercyclical buffer rate applies from September 29, 2022. SEK is also expected to cover the supplementary capital requirements estimated under Pillar 2, which in practice constitutes an extension of the minimum capital requirement for financial institutions in Sweden, covering additional risks not included in the Pillar 1 minimum requirements. Beginning in September 2021 an individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount was introduced, according to the decision from the latest Swedish FSA SREP.

Furthermore, SEK started from the same date to hold additional capital of 1.5 percent of the total risk-weighted exposure amount in accordance with pillar 2 guidance. The Pillar 2 guidance is not a binding requirement. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under Pillar 1 and the supplementary capital requirements under Pillar 2.

One of the contributing factors for the decrease in SEK’s capital ratios as of December 31, 2021 compared with year-end 2020 was a weaker Swedish currency against the USD and the euro. SEK does not apply IFRS 9 transitional rules for expected losses. The capital adequacy ratios already reflect the full impact of IFRS 9 with regard to expected losses. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

The CRR also imposes restrictions on large exposures, which limit a bank’s concentration of credit risks. According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients that accounts for at least 10 percent of an institution’s eligible capital, which effectively for SEK is the total of own funds. Beginning June 28, 2021, large exposures are determined based on Tier 1 capital instead of eligible capital pursuant to revisions adopted in CRR II.

As percentage of	2021	2020
Large exposures as percentage of the own funds	229.2%	275.3%

The aggregate amount of SEK’s large exposures as of December 31, 2021 consisted of exposures to 18 different counterparties, or counterparty groups.

In order to monitor large exposures, SEK has defined internal limits for large exposures, which are monitored daily, along with other limits.

Minimum requirement for own funds and eligible liabilities

The Swedish National Debt Office decides on plans for how Swedish banks and other financial institutions are to be managed in a crisis situation. The Swedish National Debt Office, in its role as the Swedish resolution authority, makes an annual assessment of which banks and financial institutions are systemically important,on the basis of their significance for the financial system as a whole. Resolution applies only for systemically important banks or other financial institutions. SEK is a systemically important institution according to the Swedish National Debt Office’s assessment. The Swedish National Debt Office also sets minimum requirements for own funds and eligible liabilities (MREL) for those institutions to ensure resolvability. In July, 2021 the Swedish national adaptation of the revised BRRD (BRRD II) entered into force, amending the previous MREL requirements to ensure that institutions meet the requirement with own funds and eligible liabilities. Additionally, the new MREL requirements needs to also be met with subordinated debt. In December, 2021, the Swedish National Debt Office communicated a new MREL requirement for SEK applicable from 1 January, 2024, including intermediate requirements to be met as of 1 January, 2022. For 2022, SEK must meet a minimum level of at least (i) 13.5 percent of the total risk exposure amount (REA), and (ii) 5 percent of the total Leverage ratio exposure measure (LRE), using own funds and subordinated eligible liabilities. At December 31, 2021, part (i) was the higher requirement for SEK and the outcome was 19.1 percent of REA. This minimum requirement for own funds and eligible liabilities (MREL) is met in whole using SEK’s own funds excluding the CET1 capital used to meet the combined buffer requirements.The requirement that should be met at January 1, 2024 amounts to (i) 27.34 percent of REA, and (ii) 6 percent of LRE, of which at least (i) 23.34 percent of REA, and (ii) 6 percent of LRE should be met using own funds and subordinated eligible liabilities.

The Swedish National Debt Office has also communicated target levels for 2022. The target level for own funds and eligible liabilities is (i) 23.34 percent of REA, and (ii) 6 percent of LRE. At December 31, 2021, part (i) was the higher requirement for SEK and the outcome was 55.9 percent of REA. The target level for own funds and subordinated eligible liabilities coincides with the minimum level as above.

C.   Organizational Structure

In the last quarter of 2021, SEK started to implement a new organization aimed at reaching business goals and ensuring increased selling power as per the new business plan for 2022–2024. The new organization is to be fully implemented in 2022. A new function for Strategy, Business Development and Communication has been created, at the same time as the functions for Marketing & Communication and Transformation have been discontinued. The function International Finance has been added and replaces

Structured Finance. Business Support has been included in the Client Relations function. Moreover, the Strategic Partnerships and Relations function has been discontinued, and the function’s responsibilities have been allocated between International Finance, Sustainability and Finance. The new Sustainability function is being formed and will be implemented in early 2022. The function will have a Head of Sustainability who reports directly to the CEO and will be part of executive management. The objective is to further increase focus on sustainability topics within the Company. SEK also maintains an independent risk control function, a compliance function as well as staff and support functions.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control function and a compliance function which operate independently of the business areas. See also Note 29 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company from the beginning of 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment was transferred to another external party, Deloitte, and they maintained the assignment during 2021. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations. SEK's Risk and Compliance Committee, of which the Chief Executive Officer (the “CEO”) is the chairman, has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations. The Risk and Compliance Committee has been discontinued as of 2022. The matters of the committee are now part of the responsibilities of the Executive committee.

D.   Property, Plants and Equipment

SEK’s current headquarters, which occupy approximately 3,445 square meters of office space in central Stockholm, are leased. SEK also leases office space in Gothenburg, which occupies approximately 19 square meters.

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

For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2020 and 2019, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2020 filed with the SEC on February 23, 2021.

Key Performance Indicators

The following table summarizes SEK’s key performance indicators and how SEK defines them. We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

New lending (of which to Swedish exporters) New lending (of which to exporters’ customers)

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
Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 23).

New long-term borrowings	New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.
Outstanding senior debt	The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

After-tax return on equity	Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).
Proposed ordinary dividend	Proposed payment of disposable funds to shareholders.

Common Equity Tier 1 capital ratio	The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Tier 1 capital ratio	The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.
Total capital ratio	The capital ratio is the quotient of total Own funds and the total risk exposure amount.
Leverage ratio	Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 25).
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

Net stable funding ratio (NSFR)	This ratio measures stable funding in relation to the Company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.
New lending green loans

New lending green loans includes all new committed loans, irrespective of tenor, categorized as green under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development. Not all new green lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans.

Volume of green bonds issued during the period

Volume of green bonds issued is new borrowings during the period categorized as green under SEK’s framework for green bonds. The metric is based on the trade date. Amounts in the Consolidated Statement of Cash Flows are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

Overview of 2021

Over the year, SEK lent Skr 77.0 billion to Swedish exporters and their customers around the world, as compared with lending for 2020 of Skr 125.5 billion when demand for finance was at a record high. The previous year’s high lending volume underlines the benefit provided by SEK in being able to provide the Swedish export industry with finance even in times of economic turbulence. Since provisions for expected credit losses were lower than last year, we achieved a higher net profit for the full year, Skr 1,034 million compared with Skr 968 million last year. Following limited demand for credits during the first half of the year, lending increased over the last six months. For the full-year, we recorded a somewhat lower net interest income, Skr 1,907 million compared with SEK 1,946 million last year.

In the fourth quarter, SEK closed its first transaction within the framework of social loans, an export credit of EUR 186 million, with SEK financing the renovation and new build of two specialist hospitals in Ghana. Several Swedish companies are supplying products and expertise for the project. The hospitals are expected to provide high-quality specialist care that will improve the lives of a great number of people in the communities they serve. Conducting business in developing countries with complex regulatory environments can be challenging, but SEK is working intensely to support projects in the region.

We have continued efforts to review SEK’s strategic direction and to prepare our business plan for 2022–2024. We will strive to increase our income base and grow in terms of the number of clients and total outstanding client exposures. We will also look to deepen relationships and broaden the scope of business with existing clients and create new business opportunities through partnerships and collaboration. We aim to efficiently create more value for more exporters.

SEK has implemented organizational changes with the aim of working more strategically and advancing our position in the area of sustainability. For example, SEK resolved to establish a new function, Sustainability, the manager of which is part of the executive management team. Our aim is for sustainable finance to become an equally natural part of SEK’s brand as international financing is today. Another new function is Strategy, Business Development and Communication, which is responsible for the Company’s strategic business development.

In 2021, SEK’s Board of Directors adopted a number of climate targets for the operations, including that SEK’s lending portfolio should achieve net zero emissions by 2045, and that the proportion of green loans on the balance sheet should increase to 50 percent by 2030.

Many exporters have a goal of being climate neutral and are investing in a sustainable green transition. SEK has noted increased demand for financing major transition projects in Sweden and internationally, in particular, within energy, infrastructure, healthcare and water treatment. The need for transition projects in developing countries is substantial, particularly when it comes to projects with a social impact.

During the almost two years that have passed since the beginning of the COVID-19 pandemic, SEK has supported our clients’ increased financing requirements, while retaining a strong financial position. Our capitalization exceeds the requirements of the Finansinspektionen (the Swedish FSA) as well as the Company’s capital target, and we have continually maintained high liquidity while retaining a match funded balance sheet.

Operations

Following limited demand for working capital from Swedish exporters during the first half of the year, lending increased during the second half of the year. Demand for financing has been positively impacted by a favorable economic trend, generally higher acquisition activity, and strong demand for export and project credits.

Some transactions have been delayed due to component shortages and delivery disruptions. The spread of the COVID-19 pandemic has also limited opportunities to meet clients and business partners. Despite this, the number of clients has increased by 11 percent in 2021.

In 2021, SEK prepared two new offerings in sustainable finance: a social loan and a sustainability-linked loan. One example of a sustainability-linked transaction in the fourth quarter was the lending of EUR 55 million in working capital to the industrial group Axel Johnson International, which develops and acquires technology companies in strategic niche markets. The loan is related to Axel Johnson International’s sustainability target that aims to increase its share of renewable electricity as well as energy-efficiency enhancements in own operations and internal transportation. If the target is achieved, a lower interest rate will apply for the borrower.

After a substantial increase in borrowing requirements in 2020 due to increased customer demand largely driven by the COVID-19 pandemic, SEK’s need to raise long-term financing normalized in 2021. Over the course of the year, SEK raised borrowings corresponding to Skr 81.1 billion with maturities of at least one year, compared with Skr 123.2 billion in 2020. The borrowing volume in the fourth quarter of 2021 was Skr 19.1 billion.

In the fourth quarter, SEK conducted a public offering of a USD 1.25 billion two-year fixed rate bond. Similar to SEK’s previous benchmark notes offerings, the bond was marketed and priced against SOFR (Secured Overnight Financing Rate) instead of LIBOR, in accordance with the standard that is being developed in the market. As part of the efforts to adapt to SOFR and replace LIBOR, SEK also issued a new global bond tranche of USD 350 million of its USD 700 million bond with a SOFR-based floating interest rate, which increased its value outstanding to USD 1.05 billion.

The volume of new structured debt in 2021 remained at the same level as 2020, but increased as a share of total new borrowing from 13 percent in 2020 to 20 percent in 2021.

In furtherance of SEK’s commitment to sustainability, the Company issued Skr 6.1 billion in green bonds during 2021.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

Assets and Business Volume

	As of December 31,
			Changes in
Skr bn	2021	2020	percent
Total Assets	333.6	335.4	-1%
Liquidity Investments	67.9	59.2	15%
Loans outstanding and disbursed	237.2	231.7	2%
Percentage in the CIRR-system	37%	30%

Total assets decreased by 1 percent compared to the end of 2020.

New lending (offers accepted)

	As of December 31,
Skr billion	2021	2020
Lending to Swedish exporters (A)	25.1	62.2
of which CIRR-system	—	—
Lending to exporters' customers (B)	51.9	63.3
of which CIRR-system	11.8	18.4
Total	77.0	125.5

(A) Of which Skr 2.6 billion (year-end 2020: Skr 1.1 billion) had not been disbursed at period end.

(B) Of which Skr 18.6 billion (year-end 2020: Skr 17.9 billion) had not been disbursed at period end.

The decline in lending compared with the previous year is attributable to the extraordinarily high levels of new lending in 2020, when many companies secured their financing needs in the early stages of the COVID-19 pandemic to help strengthen their liquidity position. Lending to Swedish exporters in 2020 was significantly higher than usual.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2021	2020
Volume of binding offers outstanding	1.5	1.3
CIRR loans as percentage of volume of binding offers outstanding	100%	100%

Commitments of undisbursed loans amounted to Skr 53.9 billion in 2021 (year-end 2020: Skr 57.2 billion).

Counterparty Risk Exposures

Credit exposures have increased to financial institutions in 2021 as compared to 2020, which is mainly due to an increase in liquidity investments. For more information, see the table “Total net exposures” in Note 26 to the Consolidated Financial Statements.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2021	2020
Central governments	185.5	185.5
Regional governments	15.3	12.3
Multilateral development banks	3.0	3.5
Public sector entity	5.4	4.2
Financial institutions	41.2	30.9
Corporates	122.1	123.1
Total counterparty exposure	372.5	359.5

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

Results of Operations

Net interest income

Skr bn, average	2021	2020	%
Total loans	234.5	224.6	4%
Liquidity investments	63.5	61.4	3%
Interest-bearing assets	314.2	305.5	3%
Interest-bearing liabilities	291.2	208.2	4%

Net interest income amounted to Skr 1,907 million (2020: Skr 1,946 million), a decrease of 2 percent compared to the previous year. The record high lending in 2020 has continued to have a positive impact on the Company’s net interest income, albeit now decreasing. SEK has noted a stabilization of net interest income at a somewhat lower level. This is due in part to the fact that some short-term working capital financing that was raised at relatively high interest rates at the start of the COVID-19 pandemic has matured. The table above shows average interest-bearing assets and liabilities.

Commission earned and commission incurred

Commission earned and commission incurred amounted to Skr -29 million (2020: Skr -42 million). Commission earned amounted to Skr 2 million (2020: Skr 1 million). Commission incurred amounted to Skr -31 million (2020: Skr -43 million).

Net results of financial transactions

Net results of financial transactions amounted to Skr 56 million (2020: Skr 83 million) mainly due to early loan redemptions and unrealized value changes in derivatives. Although the volatility in the fixed income market was relatively high during the period, the Company’s risk hedging strategies have worked well and the volatility in the Company’s net results of financial transactions has been kept low.

Operating expenses

Skr mn	2021	2020	%
Personnel expenses	-359	-347	3%
of which provision to the EIS	—	8
Other administrative expenses	-231	-198	17%
Depreciation and impairment of non-financial assets	-80	-51	57%
Total Operating expenses	-670	-596	12%

Operating expenses increased 12 percent compared to the previous year. The increase in operating expenses is mainly due to write-downs of intangible assets, but also increased costs in relation to regulatory compliance. No provision was made for the individual variable remuneration program (2020: Skr 8 million).

Depreciation and impairment of non-financial assets

Depreciation and impairment of non-financial assets amounted to Skr -80 million (2020: Skr -51 million), which was an increase of 57 percent compared to the previous year.

Net credit losses

Net credit losses amounted to Skr 41 million (2020: Skr -153 million). Net credit losses were primarily attributable to decreased provisions for expected credit losses for exposures in stage 1 and stage 2, partly offset by increased provisions for expected credit losses for exposures in stage 3. The decrease in provisions for stage 1 and stage 2 was largely attributable to a gradual decrease of the reserve for expected credit losses that had been increased in connection with the COVID-19 pandemic. In 2021, SEK incurred losses of Skr 52 million on exposures as to which provisions had already largely been taken.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes the model underestimates the probability of default within the asset portfolio, see Note 4. Although the recovery has been faster than expected, SEK has made an overall adjustment accordingly.

Loss allowances as of December 31, 2021 amounted to Skr -164 million compared to Skr -249 million as of December 31, 2020, of which exposures in stage 3 amounted to Skr -48 million (year-end 2020: Skr -46 million). The provision ratio amounted to 0.06 percent (year-end 2020: 0.08 percent).

Taxes

Tax costs amounted to Skr -271 million (2020: Skr -270 million), of which Skr -272 million (2020: Skr 266 million) consisted of current tax and Skr 1 million (2020: Skr 0 million) consisted of deferred tax. The effective tax rate amounted to 20.8 percent (2020: 21.8 percent), compared to the nominal tax rate for 2021 of 20.6 percent (2020: 21.4 percent).

Operating and net profit

Operating profit amounted to Skr 1,305 million (2020: Skr 1,238 million). Net profit amounted to Skr 1,034 million (2020: Skr 968 million). The higher net profit compared with the previous year is mainly explained by lower provisions for expected credit losses. The lower provisions are partly attributable to the decrease of the reserve for expected credit losses that had been increased in connection with the COVID-19 pandemic.

Other comprehensive income

Skr mn	2021	2020
Items not to be reclassified to operating profit	0	19
of which own credit risk	-24	18
of which revaluation of defined benefit plans	24	1
Other comprehensive income before tax	0	19

Other comprehensive income before tax amounted to Skr 0 million (2020: Skr 19 million). The outcome is explained by a positive result related to the revaluation of defined benefit plans, which was affected by a higher discount rate and offset by a negative result from changes in own credit risk.

B.    Liquidity and Capital Resources

SEK’s policy for liquidity and borrowing risk requires that for all loans outstanding as well as agreed but undisbursed loans, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 200 billion with the Swedish National Debt Office, as available borrowing. In December 2021, the credit facility was renewed through the end of 2022 by the Swedish Government in order to further enhance the ability to promote the Swedish export industry but decreased to Skr 175 billion, of which Skr 13 billion can be used for commercial export financing. SEK had utilized Skr 10 billion of the credit facility by December 31, 2021. For commercial loans, the Company counts its credit facility of Skr 13 billion, as available borrowing. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2021, SEK had 4 months of available funds to meet potential disbursements under new lending agreements, as compared to 3 months as of December 31, 2020. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 29 to the Consolidated Financial Statements.

Borrowing

Skr bn	2021	2020
New borrowing	81.1	123.2
Repurchase of own debt	1.5	1.3
Early redemption of borrowing	0.0	1.7

New borrowing in 2021 was lower than in 2020. Lower lending volume was the main reason for decreased borrowing.

In 2021, SEK has raised borrowings corresponding to Skr 81 billion with long maturities, that is, maturities of at least one year, a decrease of Skr 42 billion year-on-year. A considerable portion of the long-term borrowing, 80 percent, was conducted in the form of plain vanilla transactions sold to investors worldwide. SEK also issued commercial papers with shorter maturities, corresponding to Skr 4 billion in 2021.

SEK’s borrowing over the course of the year took place in multiple different currencies across a number of different geographic markets. Europe (other than the Nordic countries) and North America were the largest borrowing markets in 2021.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry. The Group has adequate resources to continue for a period of at least 12 months from the date of approval of the financial statements.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Skr million	2022	2023	2024	2025	2026	Thereafter	Total
Senior debt	94,742	90,942	41,948	33,443	8,358	25,567	295,000
of which fixed-rate	62,796	78,838	32,332	31,960	3,861	7,620	217,407
of which variable-rate	—	—	—	—	—	—	—
of which formula-based	31,946	12,104	9,616	1,483	4,497	17,947	77,593

Subordinated debt	—	—	—	—	—	—	—
of which fixed rate	—	—	—	—	—	—	—
of which variable rate	—	—	—	—	—	—	—
Total debt	94,742	90,942	41,948	33,443	8,358	25,567	295,000

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr million	2021	2020
Fixed-rate(1)	217,407	196,684
Variable-rate(A)	0	9,815
Formula-based(A)	77,593	80,963
of which interest rate-linked	77,168	79,894
of which currency-linked	65	677
of which equity-linked	223	281
of which commodity-linked	137	111
of which credit-linked	—	—
Total senior debt(2)	295,000	287,462

(1) As of December 31, 2021 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 9 percent (2020: 0 percent to 9 percent) per annum respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

(2) Of which Skr 0 billion (2020: Skr 10 billion) is linked to IBOR.

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

The outstanding volume of debt with remaining maturities of one year or less increased during 2021. At December 31, 2021, outstanding debt with remaining maturities of one year or less amounted to Skr 95 billion, compared with Skr 80 billion at December 31, 2020.

C.    Research and Development, Patents and Licenses

In the ordinary course of business, the Group develops new products and services across each of its business lines.

D.    Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Material factors for 2021 are presented below:

●	In response to more stable economic conditions the demand for new credits noted in the last six months of 2020 continued into 2021 as many companies had already secured their financing needs. Despite this, the demand for SEK’s financing offering remains healthy.
●	There is a global need for investment to reach the reduced carbon emissions goals contained in the Paris Agreement, and the pace of transition has accelerated during the COVID-19 pandemic. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Over the year, SEK has increased its focus on financing this transition in Sweden and internationally.
●	As a consequence of COVID-19 infection risk, most of our employees are continuing to work remotely. Working from home has been highly effective from both a technical and a practical standpoint.

●	During 2021, SEK worked together with other export promotion agencies on the Swedish government’s Team Sweden initiative. SEK also worked with other government export promotion agencies to improve the communication with companies, especially in providing information on the Swedish export credit system.
●	During the year, credits were granted to 11 larger international projects where SEK conducted separate sustainability reviews in line with international guidelines for export credits. In 2021, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 11.5 billion (2020: Skr 10.8 billion).
●	In 2021, SEK’s Board of Directors adopted three climate targets for operations. SEK’s balance sheet is to have net-zero carbon dioxide emissions by 2045, the share of green loans on the Company’s balance sheet shall increase to 50 percent by 2030 and SEK’s own operations are to be climate neutral by 2030.

For additional information on the trends affecting SEK and the risks it faces, see the discussions elsewhere in this Item 5 (including under “Assets and Business Volume” above) and the “Risk Factors” in Item 3.

E.    Off-Balance Sheet Arrangements

SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion in 2021. The credit facility could be used both within the current CIRR-system and up to Skr 15 billion, for commercial export financing. The facility is intended as a reserve when funding markets are not available to SEK.

In December 2021, the credit facility was renewed through the end of 2022 but decreased to Skr 175 billion, of which 13 billion can be used for commercial export financing. SEK had utilized Skr 10 billion of the credit facility by December 31, 2021.

F.    Tabular Disclosure of Contractual Obligations

Contractual Commitments

For maturity analysis of SEK’s financial assets and liabilities as of December 31, 2021, see the table entitled “Contractual Flows” in Note 26 to the Consolidated Financial Statements.

G.    Safe Harbor.

See the section entitled “Forward-Looking Statements” above.

ITEM6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

A.	Directors and Senior Management

Board of Directors and Executive Officers

Name	Age	Position
Lars Linder-Aronson	68	Chairman of the Board and Director
Anna Brandt	60	Director
Reinhold Geijer	68	Director
Lennart Jacobsen	55	Director
Hanna Lagercrantz	51	Director
Hans Larsson	60	Director
Eva Nilsagård	57	Director
Magnus Montan	49	Chief Executive Officer
Per Åkerlind	59	Deputy CEO
Karl Johan Bemerfalk	49	General Counsel, Head of Legal
Andreas Ericson	45	Head of International Finance
Stefan Friberg	53	Chief Financial Officer
Theresa Hamilton Burman	59	Chief Credit Officer
Jens Hedar	47	Head of Client Relationship Management
Sirpa Rusanen	57	Head of Human Resources
Susanna Rystedt	57	Head of Strategy, Business Development and Communication
Peter Svensén	47	Chief Risk Officer
Madeleine Widaeus	51	Chief Information Officer

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

Mr. Geijer was appointed director in March 2017. He is currently Chairman of the board of directors at BTS Group AB and a board member of Eterna Invest AB, and Livförsäkringsaktiebolaget Skandia. He has previously served as CEO at The Royal Bank of Scotland, Nordic Branch, CEO at Nordisk Renting AB, Executive Vice President at Telia AB and CEO at Swedbank. He has also previously worked in Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, USA.

Mr. Jacobsen was appointed director in March 2021. He is currently Chairman of the board of Careium AB, Qliro AB, and Playground Group AB. He is also a board member of Swedbank Robur Fonder AB and Oryx Holding AB. He has previously served as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking of Nordea Bank AB and CEO Nordics of GE Capital Global Banking AB.

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

Mr. Larsson was appointed director in March 2017. He is currently Founder and CEO at Linderyd Advisory AB and Lunda Advisory AB. He serves as Chairman of the board of directors at Bank Norwegian ASA. He is currently a board member of Norwegian Finans Holding ASA, Nordnet AB, Nordnet Bank AB and Intrum AB. He has previously served as Member of the Group management, Head of Group Strategy & Business Development at SEB, Executive Vice President and Chief of Staff at Lindorff Group and a board member of Nordax AB and Nordax Bank AB.

Ms. Nilsagård was appointed director in April 2018. She is currently Founder and CEO at Nilsagård consulting. She serves as Chairman of the board of directors at Spermosens AB and Diagonal Bio AB. She is also board member in AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB, Nimbus Group AB, Nanexa AB and Irras AB, eEducation Albert AB. She has previously served as CFO at Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta and held other senior positions within finance and business development in Volvo, AstraZeneca Group and SKF.

A2.    Management – Executive Officers

Mr. Montan has been CEO since July 2021. He also holds a current position as the Founding Partner at RRM Capital since January 2020. He also held several positions within Nordea between 2014 and 2019; Nordic Head of Business Banking (2016-2019) and Nordic Head of Commercial & Business Banking Strategy & Development (2014-2016). Prior to that he held several positions within HSBC in Europe, Asia and Latin America between 1996 and 2014; Managing Director & Regional Head of Global Trade & Receivables Finance, Latin America (2012-2014), Director & Head of International Business & COO, China (2009-2012), Director & Head of International Business Strategy, Asia Pacific (2008-2009), Director & Head of Multinational Companies, South Korea (2005-2007), Associate Director & Financing & Risk Advisory, Asia Pacific (2004-2005), Relationship Executive Debt Recovery & Restructuring, Asia Pacific (2002-2004), Chief Operating Officer, Uruguay (2001-2002), Relationship Manager Corporate Banking, Brazil (1999-2001) and International Manager Trainee Program (1996-1999). In addition, Mr. Montan holds and has held the following positions of trust; Board Member Majblomman (a Swedish nationwide charity) (2020-current), Board Member Nordea Hypotek (the Nordea mortgage company) (2019-current), Assets & Liabilities Committee (ALCO), Nordea Group (2015-2019), Business Ethics & Values Committee (BEVC), Nordea Group (2015-2019), Risk Committee (RICO), Nordea Group (2015-2017) and International Branches Board, Nordea Group (2015-2019).

Mr. Åkerlind has been Executive Vice President since January 2019. He has previously worked as Head of Strategic Partnerships and Relationships since 2019, Executive Vice President and Head of Treasury & Capital Management since 2015. Prior to that he served as Chief Operating Officer since January 2011. Prior to that he was CFO and Head of Capital Markets since June 2002. Prior to that he served as Treasurer and Head of Debt Capital Markets beginning in 1997. Prior to that he served in various capacities within the Debt Capital Markets group, beginning in 1990.

Mr. Bernerfalk has been General Counsel since 2015. Previously he was Head of Legal Lending since 2007. Prior to that he served as legal counsel of SBAB and served as legal counsel with leading Swedish law firms.

Mr. Ericson has been Head of International Finance since November 2021, Senior Director, Head of Mid Corporates since 2015, and Executive Director, Head of Mid Corporates and member of the Executive Board since 2018. Prior to that he held a position as Director within Debt Capital Markets. Prior to that he served as Senior Underwriter at EKN and before that he held various positions within Export Finance, Securities etc. at SEB.

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

Mr. Hedar has been Head of Client Relationship Management since November 2021. Previously he held several positions within SEK since 2018 as Head of Large Corporates, and since 2007, such as Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

Ms. Rusanen has been Chief Human Resources Officer since 2005. Prior to that, she served as Human Resource Manager at Ericsson, beginning in 1997.

Ms. Rystedt has been Head of Strategy, Business Development and Communication since November 2021. She had previously worked as Head of Business Development, Business Support and Transformation since January 2019, and Chief Administrative Officer since March 2009. Prior to that, she served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 to 2005, she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Mr. Svensén has been CRO since October 2019. Prior to his employment at SEK, he served as CRO at SBAB for seven years. Prior to SBAB, he worked as a consultant at Oliver Wyman.

Ms. Widaeus has been CIO, Head of IT, since February 2018. Prior to her employment at SEK, she served as CIO at Bankgirot for three years. Prior to that, she worked for fourteen years at Swedbank in different roles.

B.	Compensation

Remuneration, Skr mn	2021	2020	2019
Aggregate remuneration of all directors and executive officers as a group[1]	32.9	32.2	30.7
Chairman of the Board	0.6	0.6	0.6
Each director[2]	0.0-0.3	0.0-0.3	0.0-0.3
CEO Catrin Fransson and Magnus Montan[3]	5.6	5.3	5.0
Other executive officers of the Parent Company[4]	25.3	24.8	23.6
of which variable remuneration
Pension plan with an insurance company on behalf of all executive officers	9.0	8.6	8.1

1In the form of salaries, fees and other benefits in the case of executive officers. In the form of fees and other benefits in the case of directors.

2Since April 29, 2010, remuneration is not paid from the Company to the representatives on the Board who are employed by the owner, the Swedish State.

3Remuneration and other benefits. The CEO did not receive any variable compensation.

4Remuneration and other benefits.

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

The Board’s work follows its rules of procedure and the Board’s rules of procedure are adopted each year at the statutory Board meeting. The Board met on 13 occasions in 2021. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

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

The 2021 Annual General Meeting elected Öhrlings PricewaterhouseCoopers AB as auditor of the Company, with auditor authorized public accountant Anneli Granqvist as principal auditor and authorized public accountant Peter Sott as co-signing auditor.

Policy documents

In 2021, SEK’s Board and committees adopted the following policies and instructions:

Document:

The Board’s rules of procedure

Code of Conduct

Policy of Sustainable Financing

Risk Policy

Credit Policy

Instruction for the CEO

Instruction for the Chief Risk Officer, CRO

Instruction for the Internal Audit function

Instruction for the Compliance function

HR policy

Information Security Policy

Credit Instruction

Accounting instruction

Code of Conduct for Suppliers

Board’s work during the year

During spring 2021, the Board’s work focused largely on the adoption of new overall financial targets for the Company as well as the recruitment of a new CEO. During the Board’s strategy days that were held in the presence of the new CEO, Magnus Montan, much time was devoted to forward-looking questions such as how to design the Company’s capital strategy, how the Company can even more successfully fulfil its mission by doing more for more parties, and determining which long-term sustainability goals should be adopted. These questions have thereafter been addressed at Board meetings throughout the autumn ahead of the adoption of the business plan for the next three years at the November 2021 meeting.

In addition to more customary Board business, such as the adoption of full-year and interim reports, follow-up of reports from the control functions and of major projects, in 2021, the Board also took decisions on the relocation of SEK’s head office, followed up sustainability issues in a couple of individual lending transactions, and adopted a new sustainable finance policy prepared in consultation with the Swedish Export Credit Agency to ensure that the two bodies essentially set the same requirements.

The Covid-19 pandemic continued to impact not only the work of the Company but also of the Board through 2021. A tangible result of this has been that most of the year’s meetings had to be held digitally. At the same time, greater familiarity with managing digital meetings enable the Board to conduct customer meetings virtually. Such meetings were held in the spring with clients in the telecom, energy and shipping sectors. However, physical meetings with clients were held in the autumn. In 2021, the Board of Directors also participated in a number of training courses. The themes that were brought up included capital issues from a broader perspective, the design and function of the recovery plan and a review of the so called IBOR reform (transition to essentially risk-free rates) and SEK’s efforts to adjust to the changes that this entails.

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

Evaluation of the work of the Board and the CEO

A separate assessment of the work of the Board and CEO is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Board’s Chairman, to the owner. An evaluation is also performed by the owner in conjunction with the nomination of directors. The evaluation for 2021 was conducted with particular focus on the assessment that is to be made of the Board’s suitability as a group in accordance with the guidelines issued by the EBA.

The Board Committees

The Board has established the following committees. Credit Committee, Finance and Risk Committee, Remuneration Committee and Audit Committee. The Board’s rules of procedure include establishing annual instructions for all of its committees. The minutes from each committee are reported at meetings of the Board by the respective committee’s chairman.

Credit Committee

Reinhold Geijer (Chairman), Anna Brandt, Lars Linder-Aronson and Eva Nilsagård.

●	Ensure the Board’s involvement in decision-making regarding credit risks.
●	Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.

Finance and Risk Committee

Hans Larsson (Chairman), Hanna Lagercrantz and Lars Linder-Aronson.

Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

●	Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations.
●	Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lars Linder-Aronson (Chairman), Reinhold Geijer, Lennart Jacobsen and Hanna Lagercrantz.

●	Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions and other benefits.
●	Prepare proposals regarding the remuneration policy for decision by the Board.
●	Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.
●	Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Eva Nilsagård (Chairman), Lennart Jacobsen and Hans Larsson.

●	Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.
●	Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.

●	Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.
●	Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.
●	Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2021

				Finance
		Board of	Remuneration	and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	52	13	5	7	21	6
Lars Linder-Aronson	46	13	5	7	21	0
Cecilia Ardström [1]	9	5	0	2	0	2
Anna Brandt	30	11	0	0	19	0
Reinhold Geijer[2]	39	13	5	0	21	0
Lennart Jacobson[3]	13	8	1	0	0	4
Hanna Lagercrantz	25	13	5	7	0	0
Hans Larsson	26	13	0	7	0	6
Eva Nilsagård[4]	39	13	4	0	16	6
Ulla Nilsson [5]	10	5	0	0	3	2
1	Cecilia Anrdstnöm stepped down from the Board of Directors, Finance and Risk Committee and the Remuneration Committee on March 24, 2021.
2	Reinhold Geijier was elected as a Chairman of the Credit Committee on March 24 2021.
3	Lennart Jacobsen was elected as a member of the Board of Directors, as member of the Remuneration Committee and as a member the Audit Committee on March 24. 2021.
4	Eva Nilsagard was elected as a Chariman of the Audit Committee and as member of the Credit Committee, and stepped down as a member of the Remuneration Committee on March 24, 2020.
5	Ulla Nilsson stepped down from the Board of Directors, Credit Committee and the Audit Committee on March 24,2021.

D.    Employees

	2021	2020	2019
Average employees	256	248	241
of which female	127	123	120
of which male	129	125	121

Employees at year-end	264	253	244

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

E.    Share Ownership

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of December 31, 2021, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

The following table sets forth the share ownership of the Parent Company:

Shareholder	Ownership%	Number of shares
Kingdom of Sweden	100	3,990,000

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

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B.    Related party transactions

SEK defines related parties for the Consolidated Group as:

●	the shareholder, i.e. the Swedish State
●	companies and organizations that are controlled through a common owner, the Swedish State
●	key management personnel
●	other related parties

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 44 percent (year-end 2020: 39 percent; year-end 2019: 38 percent) of the Company’s outstanding loans on December 31, 2021, were guaranteed by the State. The remuneration to EKN for the guarantees paid by SEK during 2021 amounted to Skr 45 million (2020: Skr 26 million; 2019: Skr 0 million). SEK administers, for compensation, the Swedish State’s export credit support system (the “CIRR-system”) and the State’s related concessionary credit program, see Note 1(f) and Note 24 to the Consolidated Financial Statements.

SEK has a Skr 200 billion (2020: Skr 200 billion; 2019: Skr 125 billion) credit facility with the Swedish National Debt Office, which can be used for State’s export credit support (CIRR) or commercial export financing up to Skr 15 billion (2020: Skr 15 billion; 2019: Skr 0 million). In December 2021, the credit facility was renewed through the end of 2022 but decreased to Skr 175 billion, of which Skr 13 billion can be used for commercial export financing. SEK had utilized Skr 10 billion of the credit facility by December 31, 2021.

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

Key management personnel include the following persons:

●	Members of the Board
●	The President and CEO
●	Other members of the executive management

For information about remuneration and other benefits to key management personnel see Note 5, “Personnel expenses” to the Consolidated Financial Statements.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel controlled by close family members to key management personnel.

See also Note 27 to the Consolidated Financial Statements for further details on related-party transactions.

C.    Interests of Experts and Counsel.

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

	In relation to the respective years
	2021	2020	2019
Dividend	Skr 414 mn	Skr 290 mn	—
-of which per share	Skr 103.70	Skr 72.78	—

For additional details regarding equity, see the Consolidated Statement of Equity.

B.    Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2021.

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

As of December 31,
2021
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange	2.375% Global Notes due March 9, 2022
2.000% Global Notes due August 30, 2022
1.625% Global Notes due November 14, 2022
2.875% Global Notes due March 14, 2023
1.750% Global Notes due December 12, 2023
0.750% Global Notes due April 6, 2023
Floating Rate Global Notes due May 25, 2023
0.250% Global Notes due September 29, 2023
0.500% Global Notes due November 10, 2023
0.375% Global Notes due March 11, 2024
0.375% Global Notes due July 30, 2024
0.625% Global Notes due October 7, 2024
0.625% Global Notes due May 14, 2025 and
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

Swedish law provides that, in matters other than elections, resolutions are passed by a simple majority of the votes cast, except that (among other exceptions):

●	a resolution to amend the Articles of Association (except as described in the following paragraphs) requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;
●	a resolution to amend the Articles of Association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present or represented at the meeting and representing at least nine-tenths of all shares issued; and
●	a resolution to amend the Articles of Association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2021. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2021.

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

Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2021, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2021, SEK’s internal control over financial reporting was effective based on these criteria.

C.    Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer”, this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Eva Nilsagård (Chairman) (as of March 26, 2020), Lennart Jacobsen (as of March 24, 2021), and Hans Larsson (as of March 26, 2020), has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16B. CODE OF ETHICS

The Group has ethical guidelines (the “Code of Conduct”) in place that apply to all employees including all executive officers. The guidelines are consistent with, and also in some respects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

●	honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships; and
●	compliance with applicable governmental laws, rules and regulations.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2021 and 2020, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2021	2020
Öhrlings PricewaterhouseCoopers AB
Audit fees[1]	8	9
Audit related fees[2]	—	—
Tax related fees[3]	—	—
Other fees[4]	3	3
Total	11	12

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a result of the listing of certain of its debt securities on NYSE ARCA, SEK is subject to Rule 10A-3 under the Exchange Act. Rule 10A-3, with which SEK complies fully, sets out certain requirements with respect to the independence of audit committee members and with respect to audit committees’ duties, powers and responsibilities. Rule 10A-3 contains certain exemptions for foreign issuers, however, and SEK avails itself of certain of these exemptions. In particular: (i) as noted in Item 16D above, it relies on Section (b)(1)(iv)(E) of Rule 10A-3 (applicable to audit committee members that are representatives or designees of a foreign government, which all of SEK’s audit committee members are) to satisfy the independence requirement set forth in Section (b)(1)(ii)(B) of Rule 10A-3; and (ii) it relies on the “Instructions” accompanying the Rule, which provide that, to the extent that a foreign issuer’s home-

country legal requirements conflict with the prescriptions of the Rule concerning the duties, powers or responsibilities of audit committees (i.e., due to the assignment of such duties, powers or responsibilities to another corporate body under local law), it is sufficient to allocate to the audit committee advisory powers, or powers and/or responsibilities concerning the making of proposals to the relevant decision-making body. Regarding the foregoing, Section (b) (2) of Rule 10A-3 states that an issuer’s audit committee should be directly responsible for the appointment, compensation, retention and oversight of external auditors. Under Swedish law, these powers are reserved to the Parent Company’s shareholder. Thus, the charter for SEK’s audit committee gives the committee an advisory role (to the shareholder) with respect to the aforesaid (but does not make the committee directly responsible).

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

2.7

Fiscal Agency Agreement dated April 1, 2021 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.8

Deed of Covenant dated April 1, 2021 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.9

ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

2.10

Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issuance Program (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

2.11	Description of each class of securities registered under Section 12 of the Exchange Act.*

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act.*

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Independent Registered Public Accounting Firm.*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2021 and December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Valuation of Certain Level 3 Financial Instruments

As described in Notes 1 and 13 to the consolidated financial statements, the Company carries financial instruments at fair value, which includes Skr 32.6 billion of liabilities classified in Level 3 of the fair value hierarchy as one or more inputs to the financial instrument’s valuation technique are significant and unobservable. The Company utilized an internally established model and unobservable inputs to estimate the fair value of the level 3 financial instruments. As disclosed by management, the unobservable parameters included in the model for assessing fair value are associated with subjectivity and uncertainty.

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

Loss allowance on loans

As described in Notes 1 and 9 to the consolidated financial statements, the loss allowance on loans represents the expected credit losses in relation to the Company’s credit exposures. As of December 31, 2021, the loss allowance on loans was Skr 157 million, on total loans before expected credit losses of Skr 237 billion. As disclosed by management, the loss allowance or expected credit losses (ECL) are estimated using quantitative models and overall adjustment, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgement. The most significant inputs included determination of significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The Company entailed three scenarios for the probability of default curve which are defined by a weight allocated to each scenario. The ECL calculation also takes into consideration any collateral held, repayments or guarantees.

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

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 24, 2022

We have served as the Company's auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2021	2020	2019
Interest income calculated using effective interest method		4,264	4,960	5,703
Other interest income		-1,545	-852	654
Interest expenses		-812	-2,162	-4,640
Net interest income	2	1,907	1,946	1,717
Net fee and commission expense	3	-29	-42	-33
Net results of financial transactions	4	56	83	226
Other operating income		0	—	—
Total operating income		1,934	1,987	1,910
Personnel expenses	5	-359	-347	-333
Other administrative expenses	6	-231	-198	-206
Depreciation and impairment of non-financial assets	7	-80	-51	-57
Total operating expenses		-670	-596	-596
Operating profit before credit losses		1,264	1,391	1,314
Net credit losses	9	41	-153	-10
Operating profit		1,305	1,238	1,304
Tax expenses	10	-271	-270	-277
Net profit[1]		1,034	968	1,027
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges		—	—	-8
Tax on items to be reclassified to profit or loss	10	—	—	2
Net items to be reclassified to profit or loss		—	—	-6
Items not to be reclassified to profit or loss
Own credit risk		-24	18	24
Revaluation of defined benefit plans		24	1	-4
Tax on items not to be reclassified to profit or loss	10	0	-5	-4
Net items not to be reclassified to profit or loss		0	14	16
Total other comprehensive income		0	14	10
Total comprehensive income[1]		1,034	982	1,037

Skr
Basic and diluted earnings per share[2]	259	243	257
1	The entire profit is attributable to the shareholder of the Parent Company.
2	The average number of shares in 2021 amounted to 3,990,000 (2020: 3,990,000).

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	11, 12	11,128	3,362
Treasuries/government bonds	11, 12	10,872	22,266
Other interest-bearing securities except loans	11, 12	45,881	33,551
Loans in the form of interest-bearing securities	11, 12	46,578	50,780
Loans to credit institutions	9, 11, 12	20,775	31,315
Loans to the public	8, 9, 11, 12	180,288	171,562
Derivatives	12, 14	8,419	7,563
Tangible and intangible assets	7	331	145
Deferred tax assets	10	11	15
Other assets	16	7,451	12,853
Prepaid expenses and accrued revenues	17	1,913	1,987
Total assets		333,647	335,399
Liabilities and equity
Borrowing from credit institutions	12, 18	5,230	3,486
Borrowing from the public	12, 18	10,000	10,000
Debt securities issued	12, 18	279,770	273,976
Derivatives	12, 14	14,729	25,395
Other liabilities	19	1,167	455
Accrued expenses and prepaid revenues	20	1,875	1,924
Provisions	5, 21	68	99
Total liabilities		312,839	315,335
Share capital		3,990	3,990
Reserves		-129	-129
Retained earnings		16,947	16,203
Total equity	22	20,808	20,064
Total liabilities and equity		333,647	335,399

Consolidated Statement of Changes in Equity

			Reserves
			Hedge	Own credit	Defined benefit	Retained
Skr mn	Equity	Share capital	reserve	risk	plans	earnings
2021
Opening balance of equity Jan 1, 2021	20,064	3,990	—	-84	-45	16,203
Changes in equity:
Net profit for the year	1,034					1,034
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	—		—
Tax on items to be reclassified to profit or loss	—		—
Items not to be reclassified to profit or loss
Own credit risk	-24			-24
Revaluation of defined benefit plans	24				24
Tax on items not to be reclassified to profit or loss	0			6	-6
Total other comprehensive income	0	—	—	-18	18	—
Total comprehensive income	1,034	—	—	-18	18	1,034
Dividend	-290					-290
Closing balance of equity 20211.2	20,808	3,990	—	-102	-27	16,947

2020
Opening balance of equity Jan 1, 2020	19,082	3,990	—	-98	-45	15,235
Changes in equity:
Net profit for the year	968					968
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	—		—
Tax on items to be reclassified to profit or loss	—		—
Items not to be reclassified to profit or loss
Own credit risk	18			18
Revaluation of defined benefit plans	1				1
Tax on items not to be reclassified to profit or loss	-5			-4	-1
Total other comprehensive income	14	—	—	14	0	—
Total comprehensive income	982	—	—	14	0	968
Dividend	—					—
Closing balance of equity 20201.2	20,064	3,990	—	-84	-45	16,203

2019
Opening balance of equity Jan 1, 2019	18,239	3,990	6	-117	-42	14,402
Changes in equity:
Net profit for the year	1,027					1,027
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash-flow hedges	-8		-8
Tax on items to be reclassified to profit or loss	2		2
Items not to be reclassified to profit or loss
Own credit risk	24			24
Revaluation of defined benefit plans	-4				-4
Tax on items not to be reclassified to profit or loss	-4			-5	1
Total other comprehensive income	10	—	-6	19	-3	—
Total comprehensive income	1,037	—	-6	19	-3	1,027
Dividend	-194					-194
Closing balance of equity 20191.2	19,082	3,990	—	-98	-45	15,235
1	The entire equity is attributable to the shareholder of the Parent Company.
2	See Note 22.

Statement of Cash Flows in the Consolidated Group

Skr mn	2021	2020	2019
Operating activities
Operating profit[1]	1,305	1,238	1,304
Adjustments for non-cash items in operating profit
Provision for credit losses, net	-41	153	10
Depreciation and impairment of non-financial assets	80	51	57
Exchange-rate differences	-2	5	7
Unrealized changes in fair value	-21	-69	-185
Other	53	0	-5
Total adjustments for non-cash items in operating profit	69	140	-116
Income tax paid	-263	-311	-529
Increase (-)/decrease (+) in lending	16,900	-37,824	-2,540
Increase (-)/decrease (+) in bonds and securities held	1,230	4,276	-889
Other changes in assets and liabilities – net	1,334	14,493	1,996
Cash flow from operating activities	20,575	-17,988	-774

Investing activities
Investments	-242	-35	-40
Cash flow from investing activities	-242	-35	-40

Financing activities
Senior debt	88,328	153,518	126,412
Repayments of debt	-97,435	-119,143	-112,190
Repurchase and early redemption of own long-term debt	-1,851	-4,915	-18,642
Derivatives	-1,523	-8,651	4,049
Payment of lease liability	-24	-27	-39
Dividend paid	-290	—	-194
Cash flow from financing activities	-12,795	20,782	-604
Net cash flow for the period	7,538	2,759	-1,418

Cash and cash equivalents at beginning of the year	3,362	1,362	2,416
Net cash flow for the period	7,538	2,759	-1,418
Exchange-rate differences on cash and cash equivalents	228	-759	364
Cash and cash equivalents at end of year[2]	11,128	3,362	1,362
of which cash at banks	427	561	651
of which cash equivalents	10,701	2,801	711
1	Interest payments received and expenses paid

Interest payments received	2,801	4,329	9,057
Interest expenses paid	862	2,861	4,366
2	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11.

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

(a) Reporting entity

AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is domiciled in Sweden. The address of the Company’s registered office is Fleminggatan 20, P.O. Box 194, SE-112 26 Stockholm, Sweden. The Consolidated Group as of December 31, 2021 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”.

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

The Consolidated Financial Statements and annual report were approved for issuance by SEK’s Board of Directors on February 21, 2022. The Group’s Statements of Comprehensive Income and Financial Position will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 24, 2022.

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

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2020 annual report, except for the changes described below. In addition to the changes below, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

(i)Reform for new reference rates - phase 2

The amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in “Reform for new reference rates - phase 2” have been applicable since January 1, 2021. Phase 2 of the reform of the reference rates is comprised of three main areas: hedge accounting, modifications and information. The changes clarify that hedge accounting does not have to cease just because the hedged items and hedging instruments were modified as a result of the IBOR reform. Security conditions (and associated documentation) must be changed to reflect the modifications made to the hedged item, the hedging instrument and the hedged risk. Any value adjustments resulting from the changes must be reported as hedging inefficiency. During 2021, SEK has applied the relief under IFRS 9 for changing the hedged risk in existing hedge accounting relationships with GBP LIBOR and JPY LIBOR. The reform of the reference rates further clarifies that modifications required as a direct result of the IBOR reform, when made in an economically equivalent way, should not be reported as modifications for instruments valued at accrued acquisition value. For such modifications, the effective interest rate must be adjusted in line with those modified cash flows. SEK has used the accounting relief rule for modifications for a few transactions. SEK’s exposure that is directly affected by the reference interest rate reform is mainly its lending contracts to variable interest rates, its lending and borrowing contracts at fixed interest rates that are hedged at variable interest rates and currency swaps at variable interest rates. The exposures to variable interest rates are mainly against USD LIBOR, STIBOR and EURIBOR. GBP LIBOR, CHF LIBOR and JPY LIBOR ceased on December 31, 2021. Exposures against these variable interest rates have been converted. For USD LIBOR, the most common maturities are expected to expire after June 30, 2023. SEK has lending contracts and derivative contracts maturing after June 30, 2023 in USD LIBOR with a nominal amount of USD 1,870 million and USD 19,284 million, respectively. The amendments are not expected to result in a change to SEK’s hedging conditions and no significant modification gains or modification losses are expected to be reported. The changes are therefore not expected to have any significant impact on SEK’s accounts, capital adequacy or large exposures when first applied.

(ii) Capital Requirements Regulation

To further improve the resilience of credit institutions within the EU, a reform package was adopted in June 2019: Regulation (EU) 2019/876 (CRRII) and Directive (EU) 2019/878 (CRDV) of the European Parliament and of the Council. On June 28, 2021, the Capital Requirements Regulation (CRRII) entered into force. This means that new requirements such as a binding leverage ratio and a binding net stable funding ratio (NSFR) are included in Note 25, Capital adequacy. The information is published in accordance with Finansinspektionen’s (the Swedish FSA) Supervisory Regulations FFFS 2014:12 and FFFS 2008:25.

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

(f) Recognition of operating income

(i) Net interest income

Interest income and interest expense related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest income and interest expense are recognized on a gross basis, with the exception of interest income and interest expenses related to derivatives, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest income, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative interest rates on assets are recognized as interest expense and negative interest rates on liabilities are recognized as interest income. Interest income calculated using the effective interest method presented in SEK’s Financial Statements applies only to those assets that are subsequently measured at amortized cost and the interest for hedging instruments related to those assets as the effective interest method is a measurement technique whose purpose is to calculate amortized cost and allocate interest income over the relevant time period. This interest income and corresponding interest expense are calculated and recognized based on the effective interest rate method. The effective interest rate is regarded as an integral part of the effective interest rate of a financial instrument (usually fees received as compensation for risk). The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. The item Other interest income covers interest income of financial assets at fair value through profit or loss and the remuneration for the CIRR-system. In addition to interest income and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee.

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (the “CIRR-system”). All revenue and expenses from the CIRR-system are recognized in SEK's profit or loss. SEK receives compensation from the Swedish government in the form of an administration fee, which is calculated based on the principal amount outstanding. The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest.

(ii) Net fee and commission expense

Commissions earned and commissions incurred are recognized as net fee and commission expense in SEK’s Statement of Comprehensive Income. The gross amounts of commissions earned and commissions incurred are disclosed in the notes to the Financial Statements. The major part of the revenues classified as commission earned constitutes revenue from contracts with customers according to IFRS 15. The recognition of commissions earned depends on the purpose for which the fee is charged. Fees are either recognized as revenue when services are performed or accrued over the period of a specific business transaction. Lending fees that are not part of the effective interest of a financial instrument are recognized at a point of time, such as when the transaction has been performed. Commissions incurred are transaction-based, and are recognized in the period in which the services are received. Guarantee commissions that are comparable to interest and fees that comprise integrated components of financial instruments, and therefore included in the effective interest rate, are not recognized as commissions and are instead included under net interest income.

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

Financial liabilities measured at fair value through profit or loss (FVTPL). There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss (FVO) and financial liabilities mandatorily measured at fair value. Securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss. Derivatives are measured at FVTPL. Financial liabilities measured at fair value through profit and loss are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions with the exception of gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with FVO. Such changes are recognized in the Reserve for changes in own credit risk under Other comprehensive income and are not reclassified to profit or loss.

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

Guarantees. SEK holds financial guarantees in connection with certain loans. Such guarantees are ordinarily accounted for as guarantees in accordance with SEK’s established accounting policy and are therefore not recognized in the Consolidated Statement of Financial Position except for the deferred costs of related guarantee fees paid in advance for future periods. When SEK classifies a risk-mitigating instrument as a financial guarantee, SEK always owns the specific asset whose risk the financial guarantee mitigates and the potential amount that SEK can receive from the counterparty under the guarantee represents only the actual loss incurred by SEK related to its holding. Premiums on financial guarantees are accrued and recognized in net interest income. Credit default swaps are recognized at fair value at fair value through profit or loss.

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

Lease liability (SEK as a lessee). All leases, with the exception of short-term and low-value leases, are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee's balance sheet, and the lease payments are to be recognized as repayments and interest expenses. The leasing liability is accounted for under Other liabilities. The lease term is determined as the non-cancellable period of a lease, together with any extension or termination options when SEK is reasonably certain to exercise them. Reassessments of extensions and terminations options are made upon the occurrence of either a significant event or a significant change in circumstances that is within the control of SEK and will affect the assessment of whether it is reasonably certain to exercise the option. The lease term is revised if there is a change in the non-cancellable period of lease, for example, if an option not previously included in the lease term is exercised. The lease liability consists of the future cash flows, which are discounted using SEK's incremental borrowing rate. SEK has also decided to apply the exceptions for short-term and low-value leases, for example office machinery, which are accounted for as leasing cost under other administrative expenses. SEK has elected not to separate non-lease components from lease components, and accounts for each lease component and any associated non-lease component, except for expenses for real estate tax and non-deductible value added tax, as a single lease.

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

Assets and liabilities related to the CIRR system. All assets and liabilities related to the CIRR-system are included in SEK's assets and liabilities in the Group's report on financial position as SEK bears the credit risk for lending and is the party to the agreement regarding lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized net under other assets.

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

Both at inception of the hedge and on an ongoing basis, SEK’s hedging relationships are expected to be highly effective in achieving offsetting changes in fair values attributable to the hedged risk. An assessment of effectiveness is performed by comparing critical terms for the hedged item and the hedging transaction. If they are identical, but reversed, the hedge relationship is regarded 100 percent effective. The hedge ratio is 1:1 other than in specific circumstances where SEK may choose a hedge ratio other than 1:1 in order to improve the effectiveness. Potential sources of ineffectiveness in the hedge relationship are:

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

Ineffectiveness is defined as the difference between the fair value change relating to the hedged risk of the hedged item and the fair value change relating to the hedging instrument. Any ineffectiveness is recognized automatically in profit or loss as a result of separately remeasuring the hedged item and the hedging instrument.

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

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models.These are if possible based on observable prices.In cases where observable prices are not available, recent transactions or spread against similar lender are used.

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

The three scenarios are defined by a weight allocated to each scenario; the weights should add up to 1, in other words 100 percent. The World Bank’s forecast forms the base scenario. The weights are prepared quarterly by a cross-functional group at SEK, and are then adopted by the CEO and reported to the Board’s Credit Committee. By allocating a weight to each PD curve, SEK defines its expectations of future macroeconomic trends.

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

(i) Tangible assets

Items of tangible assets are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Tangible assets are depreciated using the straight-line method over their estimated useful lives. Average useful lives, depreciation methods and residual values are evaluated and tested annually. No depreciation is carried out from the time that an asset is classified as an asset held-for- sale. The right-of-use assets according to IFRS

16 Leases are accounted for as tangible assets when the underlying assets are tangible assets. SEK account or right-of-use assets for rental premises as tangible assets.

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

The cost for defined-benefit plans is allocated over the employee’s service period. The calculation is performed annually by independent actuaries. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation and mortality rates. The discount rate used is the equivalent of the interest rate on the reporting date for Swedish mortgage bonds, with a remaining term approximating that of the actual commitments. Changes in actuarial assumptions and experience-based adjustments to obligations may result in actuarial gains or losses. These actuarial gains and losses are reported together with the difference between the actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains/losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss.SEK participate in various collective pension plans covering all employees. Sufficient information is available to allow the calculation of SEK’s proportionate share in the defined-benefit liabilities, assets and the costs for these plans. The future costs of the plans may change accordingly if the underlying assumptions of the plans change.

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

(m) Taxes

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the fiscal year. Deferred tax is deferred taxes on temporary fiscal differences. Deferred tax is calculated with an expected tax rate of 20.6 percent (2020: 21.4 percent). Deferred tax is calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss, or through other comprehensive income. A temporary difference is the difference between the recognized and fiscal values of an asset or a liability.

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

(i) Functional currency of the Parent Company

SEK has established that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Significant factors for the judgement are that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of SEK’s expenses, especially personnel expenses, other expenses and taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging exposures between the Swedish krona and other currencies. See Note 26 for information on SEK’s positions in foreign currency.

(ii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives and issued debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. Refer to Note 26 for further information about the impact on the value of financial assets and liabilities of a one percentage point movement in the market interest rate. Other valuation models or assumptions could produce different valuation results. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and thereafter an approval, in addition to approval of all models at least annually. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair- value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) are made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see Note 13, for fair value changes related to credit risk).

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

As of December 31, 2021, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recoded fair value are observable (level 2) amounted to Skr 32 billion (2020: Skr 28 billion) and Skr 19 billion (2020: Skr 30 billion), 10 percent (2020: 9 percent) and 6 percent (2020: 10 percent) of total financial assets and total financial liabilities respectively. Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 0 billion (2020: Skr 2 billion) and Skr 35 billion (2020: Skr 43 billion), 0 percent (2020: 0 percent) and 11 percent (2020: 14 percent) of total financial assets and total financial liabilities respectively. The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2021, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3-instruments amounted to Skr -122 million (2020: Skr -137 million) and Skr 122 million (2020: Skr 137 million) respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iii) Provisions for expected credit losses

Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2021 if the definition of significant increase in credit risk had been one less step of deterioration the impairments would have been Skr 1 million higher (2020: Skr 4 million), and if the definition had been one more step of deterioration the impairments would have been Skr 0 million lower (2020: Skr 0 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2021 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100 percent probability the impairments would have been Skr 5 million higher (2020: Skr 12 million) or Skr 5 million lower (2020: Skr 11 million), respectively. On December 31, 2021, SEK’s total lending including off-balance sheet exposures amounted to Skr 298 billion (2020: Skr 294 billion) and the related impairment reserve amounted to Skr 164 million (2020: Skr 249 million). If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2021 by an additional approximately Skr 16 million (2020: Skr 25 million) and equity at the same date by approximately Skr 13 million (2020: Skr 20 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

(q) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

No IFRS or IFRS IC interpretations that are not yet applicable are expected to have a material impact on SEK’s Financial Statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	2021	2020	2019
Interest income
Loans to credit institutions	131	236	546
Loans to the public	3,782	4,210	4,597
Loans in the form of interest--bearing securities	776	897	829
Interest-bearing securities excluding loans in the form of interest-bearing securities	50	242	686
Derivatives	-2,239	-1,708	-538
Administrative remuneration -CIRR-system[1]	198	197	194
Other assets	21	34	43
Total interest income	2,719	4,108	6,357
Interest expenses
Interest expenses excl. resolution fee	-724	-2,076	-4,471
Resolution fee	-88	-86	-169
Total interest expenses	-812	-2,162	-4,640
Net interest income	1,907	1,946	1,717

Skr mn	2021	2020	2019
Interest income were related to:
Financial assets at fair value through profit or loss	-1,750	-1,070	452
Derivatives used for hedge accounting	-439	-396	-303
Financial assets at amortized cost	4,908	5,574	6,208
Total interest income	2,719	4,108	6,357
Interest expenses were related to:
Financial liabilities at fair value through profit or loss	530	725	1,158
Financial assets measured at fair value through profit or loss - negative interest on income	-73	-60	-72
Financial assets measured at amortized cost - negative interest income	0	0	-9
Derivatives used for hedge accounting	2,146	1,904	-286
Financial liabilities at amortized cost	-3,415	-4,731	-5,431
Total interest expenses	-812	-2,162	-4,640
Net interest income	1,907	1,946	1,717

Interest income geographical areas

Skr mn	2021	2020	2019
Sweden	863	1,223	1,281
Europe except Sweden	-944	-166	1,340
Countries outside of Europe	2,800	3,051	3,736
Total interest income	2,719	4,108	6,357

Interest income per product group

Skr mn	2021	2020	2019
Lending to Swedish exporters	1,596	1,921	1,954
Lending to exporters’ customers[2]	932	1,229	1,784
Liquidity	191	958	2,619
Total interest income	2,719	4,108	6,357
1	Including administrative remuneration for concessionary loans by Skr 1 million (2020: Skr 1 million).
2	In interest income for Lending to exporters’ customers, Skr 197 million (2020: Skr 196 million) represents remuneration from the CIRR-system, see Note 24.

Note 3. Net fee and commissions expense

Skr mn	2021	2020	2019
Fee and commissions earned were -related to1:
Lending	2	1	1
Total	2	1	1

Commissions incurred were -related to1:
Custodian- and bank fees	-9	-10	-8
Brokerage	-2	-4	-5
Other commissions incurred	-20	-29	-21
Total	-31	-43	-34
Net fee and commissions expense	-29	-42	-33
1	Skr -27 million (2020: Skr -37 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2021	2020	2019
Derecognition of financial instruments not measured at fair value through profit or loss:
Financial assets at amortized cost	33	14	19
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	-569	-488	-5,590
Mandatorily	582	466	5,710
Financial instruments under fair-value hedge accounting:
Net results of the hedging instrument	-3,397	1,277	2,846
Net results of the hedged item	3,409	-1,191	-2,761
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-2	5	2
Total net results of financial -transactions	56	83	226

Note 5. Personnel expenses

Skr mn	2021	2020	2019
Salaries and remuneration to the Board of Directors and the CEO	-8	-7	-7
Salaries and remuneration to Senior Executives	-25	-25	-23
Salaries and remuneration to other employees	-173	-168	-161
Pensions	-66	-64	-60
Social insurance	-70	-68	-63
Other personnel expenses	-17	-15	-19
Total personnel expenses	-359	-347	-333

The combined total of the remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 25 million (2020: Skr 25 million). Of the remuneration to senior executives, Skr 25 million (2020: Skr 25 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 5 million (2020: Skr 5 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2021	committee	Fixed		Other
Skr thousand	fee	remuneration[1]		benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-609	—		—	—	-609
Other members of the Board of Directors:
Lennart Jacobsen, from March 24, 2021	-238	—		—	—	-238
Anna Brandt[4]	—	—		—	—	—
Reinhold Geijer	-318	—		—	—	-318
Eva Nilsagård	-334	—		—	—	-334
Hans Larsson	-334	—		—	—	-334
Hanna Lagercrantz[4]	—	—		—	—	—
Cecilia Ardström, resigned March 24, 2021	-83	—		—	—	-83
Ulla Nilsson, resigned March 24, 2021	-84	—		—	—	-84
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5], resigned July 15, 2021	—	-3,130		-15	-896	-4,041
Magnus Montan, Chief Executive Officer (CEO)[5], from July 16, 2021	—	-2,459	[6]	-8	-837	-3,304
Per Åkerlind, Deputy Chief Executive Officer	—	-3,544		-20	-1,266	-4,830
Karl Johan Bernerfalk, General Counsel, Head of Legal and Sustainability Analysis	—	-1,643		-35	-574	-2,252
Andreas Ericson, Head of International Finance	—	-2,020		-34	-646	-2,700
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,007		-16	-532	-3,555
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,459		-30	-529	-3,018
Jens Hedar, Head of Client Relationship Management	—	-2,485		-17	-721	-3,223
Petra Könberg, Head of Marketing and Communications, resigned November 30, 2021	—	-1,219		-31	-427	-1,677
Peter Svensén, Chief Risk Officer (CRO)	—	-2,624		-26	-555	-3,205
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,749		-24	-687	-2,460
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,552		-16	-804	-3,372
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,749		-16	-520	-2,285
Total	-2,000	-30,640		-288	-8,994	-41,922
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.
5	The retirement age of the former CEO, Catrin Fransson, and the current CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of their respective fixed salary.
6	Employed since June 1, 2021.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2020	committee	Fixed	Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-588	—	—	—	-588
Other members of the Board of Directors:
Cecilia Ardström	-322	—	—	—	-322
Anna Brandt[4]	—	—	—	—	—
Reinhold Geijer	-288	—	—	—	-288
Eva Nilsagård	-297	—	—	—	-297
Ulla Nilsson	-322	—	—	—	-322
Hans Larsson	-302	—	—	—	-302
Hanna Lagercrantz[4],	—	—	—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5]	—	-5,234	-33	-1,536	-6,803
Per Åkerlind, Deputy Chief Executive Officer and Head of Strategic Partnerships and Relations	—	-3,527	-31	-1,257	-4,815
Karl Johan Bernerfalk, General Counsel, Head of Legal	—	-1,576	-31	-552	-2,159
Andreas Ericson, Head of Mid Corporates	—	-2,024	-32	-631	-2,687
Stefan Friberg, Chief Financial Officer (CFO)	—	-2,964	-18	-515	-3,497
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,389	-18	-524	-2,931
Jens Hedar, Head of Large Corporates	—	-2,316	-18	-635	-2,969
Petra Könberg, Head of Marketing and Communications	—	-1,286	-34	-428	-1,748
Peter Svensén, Chief Risk Officer (CRO)	—	-2,597	-26	-569	-3,192
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,719	-22	-675	-2,416
Susanna Rystedt, Head of Business Development, Business Support and Transformation	—	-2,501	-16	-788	-3,305
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,671	-16	-493	-2,180
Total	-2,119	-29,804	-295	-8,603	-40,821
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.
5	The retirement age of the former CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2019	committee	Fixed	Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-603	—	—	—	-603
Other members of the Board of Directors:
Cecilia Ardström	-308	—	—	—	-308
Anna Brandt[4]	—	—	—	—	—
Reinhold Geijer	-275	—	—	—	-275
Hans Larsson	-249	—	—	—	-249
Eva Nilsagård	-277	—	—	—	-277
Ulla Nilsson	-298	—	—	—	-298
Hélène Westholm[4], resigned March 28, 2019	—	—	—	—	—
Hanna Lagercrantz[4], from March 28, 2019	—	—	—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5]	—	-5,015	-25	-1,462	-6,502
Per Åkerlind, Head of Treasury and Capital Management and Executive Vice President	—	-3,509	-30	-1,123	-4,662
Karl Johan Bernerfalk, General Counsel	—	-1,507	-23	-529	-2,059
Andreas Ericson, Head of Mid Corporates	—	-1,978	-28	-607	-2,613
Stefan Friberg, Chief Financial Officer (CFO)	—	-2,922	-27	-500	-3,449
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,353	-18	-508	-2,879
Jens Hedar, Head of Large Corporates	—	-2,224	-15	-649	-2,888
Petra Könberg, Head of Marketing & Business Development	—	-1,236	-33	-407	-1,676
Irina Slinko, acting Chief Risk Officer (CRO), resigned August 20, 2019	—	-1,159	-12	-365	-1,536
Anna-Lena Söderlund, acting Chief Risk Officer (CRO), from August 21, 2019, resigned October 27, 2019	—	-278	-6	-115	-399
Peter Svensén, Chief Risk Officer (CRO), from October 28, 2019	—	-471	-3	-80	-554
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,644	-42	-623	-2,309
Susanna Rystedt, Chief Administrative Officer (CAO)	—	-2,484	-40	-759	-3,283
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,574	-16	-463	-2,053
Total	-2,010	-28,354	-318	-8,190	-38,872
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, car allowances and subsistence benefits.
3	Includes premiums for insurance covering sickness benefit for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.
5	The retirement age of the former CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

Total Expenditure on Remuneration

Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration structures in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management apply to SEK. Moreover, SEK applies the government’s ownership policy and guidelines on terms of employment for senior executives at state-owned companies 2020. In accordance with these regulations, SEK’s Board has prepared a proposal for a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2021 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies, and should be reasonable. Remuneration to senior executives consists of fixed salary, severance pay, pension benefits and other benefits.

SEK's remuneration system is designed to promote sound and effective risk management and restrict excessive risk-taking. Remuneration to employees is mainly determined at fixed amounts.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s variable remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee has met five times in 2021.

The company has only one variable remuneration system, individual variable compensation ("IRE"). Within this system, permanent staff that have customer or business responsibility, but are not members of senior management, are offered the opportunity to receive individual variable remuneration . IRE has been around since 2017 and should be evaluated on a yearly basis. The result of the evaluations shall be reported to the Remuneration Committee.

The IRE system is discretionary in nature, in that all outcomes are subject to deferred payment and the Board takes all decisions regarding results and payments. Before an individual receives any IRE payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IRE outcome. The outcome at the Company level is conditional on the actual return exceeding a predetermined target. If appropriate, actual return is adjusted for the impact of non-operational items and unexpectedly high risk-taking. Of the profit that corresponds to any excess return, a percentage accrues to the IRE at the Company level. The outcome at the Company level is capped at a maximum of two months’ salary, calculated on the basis of all Company employees entitled to IRE. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of two months’ salary, calculated on the basis of all department’s employees entitled to IRE. The final test is at the Individual level. This test assesses the behavior and performance of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of the lower amount corresponding to 1.5 times the outcome at the main function level or an amount corresponding to EUR 50,000. Accordingly, the maximum outcome for any individual is three months’ salary or an amount corresponding to EUR 50,000. The total outcome for all employees encompassed by IRE in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IRE paid, which also carries pension entitlements.

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

For all employees encompassed by IRE, the disbursement plan states that 40 percent of the outcome will be disbursed in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in each of the three subsequent years.

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

The terms of employment of the former CEO, Catrin Fransson, until and including 15 July, 2021, complied, and the terms of employment of the current CEO, Magnus Montan, from and including 16 July, 2021, comply, with the Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020.

SEK pays an old-age and survivors’ pension amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the pension plan between the Swedish Banking Institutions and the Financial Sector Union of Sweden (the BTP plan) as well as private healthcare insurance under Skandia and travel insurance. Other benefits payable to the CEO include per diem allowances. The CEO is entitled to six months’ notice prior to termination initiated by SEK and severance pay corresponding to 12 months’ salary. A deduction is made for any income arising from new employment.

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

For the senior executives, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance arising out of applicable collective agreements as well as travel insurance and private health insurance. Other benefits offered by the employer include per diem allowances and household services.

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

Pensions

The employees of SEK have a collectively bargained pension plan through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance companies SPP and SEB.

Total pension cost for defined benefit and defined contribution obligations

Skr mn	2021	2020	2019
Service cost	-7	-5	-6
Regulation of pension obligations	0	0	0
Interest cost, net	-1	-1	-2
Pension cost for defined benefit pensions, incl. payroll tax	-8	-6	-8
Pension cost for defined contribution pension cost incl. payroll tax	-58	-58	-52
Pension cost recognized in personnel costs	-66	-64	-60

Actuarial gains (+) and losses (-) on defined benefit obligation during period	23	-2	-16
Return above expected return, gains (+) and losses (-) on plan assets	1	3	12
Change in the effect of the asset ceiling excluding interest	—	—	—
Revaluation of defined benefit plans	24	1	-4

Net value of defined benefit pension obligations

Skr mn	2021	2020	2019
Defined benefit obligations	258	277	272
Plan assets	-201	-195	-189
Provision for pensions, net obligation[1]	57	82	83
1	See Note 21.

Development of defined benefit obligations

Skr mn	2021	2020	2019
Defined benefit obligation, opening balance	277	272	253
Service cost	7	6	6
Interest cost	3	5	5
Pension Payments incl. special payroll tax	-7	-9	-8
Actuarial gains (-) and losses (+), effect due to changed demographic assumptions	-2	—	—
Actuarial gains (-) and losses (+), effect due to changed financial assumptions	-24	12	25
Actuarial gains (-) and losses (+), effect due to experience based outcome	4	-9	-9
Defined benefit obligation, closing balance	258	277	272

Development of plan assets related to defined benefit obligation

Skr mn	2021	2020	2019
Fair value of plan assets, opening balance	195	189	173
Expected return on plan assets	2	3	4
Contributions by the employer[1]	9	7	7
Benefits paid[2]	-6	-8	-7
Return on plan assets excluding interest income	1	4	12
Fair value of plan assets, closing balance	201	195	189
1	Expected contribution from the employer in the following year is Skr 6 million (2020: Skr 5 million) excluding payroll tax.
2	Expected compensation paid in the following year is Skr 7 million (2020: Skr 7 million).

Distribution of plan assets related to defined benefit obligation

Skr mn	2021	2020	2019
Domestic equity investments	4	4	4
Foreign equity investments	24	23	17
Domestic government bonds	34	41	49
Domestic corporate bonds	12	18	22
Mortgage bonds	57	53	49
Other Investments	44	33	25
Properties	26	23	23
Total plan assets	201	195	189

Principal actuarial assumptions used end of year

Percent	2021	2020	2019
Discount rate	1.8	1.25	1.7
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	1.8	2.0
Expected lifetime	DUS21	DUS14	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative-outcome			Positive-outcome
Skr mn	2021	2020	2019	2021	2020	2019
Discount rate	-1%	-1%	-1%	+1%	+1%	+1%
Defined benefit obligation	329	358	351	206	218	215
Service cost	7	9	8	4	5	5
Interest cost	2	1	2	6	5	6

Expected lifetime	+1 year	+1 year	+1 year	-1 year	-1 year	-1 year
Defined benefit obligation	270	291	286	245	264	260
Service cost	5	7	6	5	7	6
Interest cost	5	4	5	4	3	4

Net reconciliation of pension liabilities

Skr mn	2021	2020	2019
Pension liabilities, opening balance	82	83	80
Net periodic pension cost	8	8	7
Contributions by the employer	-8	-7	-7
Net pension payments	-1	-1	-1
Revaluations recognized in other comprehensive income	-24	-1	4
Pension liabilities, closing balance	57	82	83

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2021 for defined benefit pensions amounts to Skr 8 million (2020: Skr 7 million).

As of December 31, 2021, the expected weighted average remaining service time for active employees was 12.80 years (2020: 13.38 years), the expected weighted average duration for the present value was 19.03 years (2020: 20.19 years) and the average salary for active employees was Skr 0.9 million (2020: Skr 0.9 million).

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

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees

	2021	2020	2019
Women	127	123	120
Men	129	125	121
Total average number of employees	256	248	241

Number of employees at year-end1

	2021	2020	2019
Women	132	125	123
Men	132	128	121
Total number of employees[2]	264	253	244
of which full-time employees	259	247	236
allocation of women/men	49/51	49/51	50/50
of which part-time employees	5	6	8
allocation of women/men	80/20	83/17	75/25
of which permanent employees	263	253	243
allocation of women/men	50/50	49/51	51/49
of which temporary employees	1	0	1
allocation of women/men	0/100	0/0	0/100
of which managers	33	31	31
of which non-management	231	222	213
1	Information collected from the HR system.
2	In addition to its employees, SEK had 73 consultants (FTEs) (2020: 75 consultants) engaged at year-end 2021.

Employees by age distribution

	2021	2020	2019
Total number of employees	264	253	244
of which under the age of 30 years	12	13	12
of which between 30 and 50 years	131	122	127
of which over 50 years	121	118	105

Employee turnover

	2021	2020	2019
Number of employees who left employment	20	16	30
of which women	7	8	16
of which men	13	8	14
of which under the age of 30 years	1	0	2
of which between 30 and 50 years	9	12	22
of which over 50 years	10	4	6

Health

Percent	2021	2020	2019
Absence due to sickness[1]	3.5	2.1	2.5
1	Number of hours of absence due to sickness in relation to scheduled working hours.

Equality and diversity

	2021	2020	2019
Allocation of women/men on the Board of Directors	43/57	62/38	62/38
Allocation of women/men in SEK’s executive management	36/64	50/50	50/50
Allocation of women/men in -management positions	45/55	48/52	42/58
Allocation of women/men at SEK in total	50/50	49/51	50/50

Note 6. Other administrative expenses

Skr mn	2021	2020	2019
Travel expenses and marketing	-3	-3	-7
IT and information system (fees incl.)	-167	-140	-156
Other fees	-44	-38	-34
Premises	-11	-10	-3
Other	-6	-7	-6
Total other administrative expenses	-231	-198	-206

Remuneration to auditors

Skr mn	2021	2020	2019
Öhrlings PricewaterhouseCoopers AB:
Audit fees[1]	-8	-9	-10
Audit related fees[2]	—	—	0
Tax related fees[3]	—	—	0
Other fees[4]	-3	-3	-2
Total	-11	-12	-12
1	Fees related to audit of annual financial statements and reviews of interim financial statements.
2	Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.
3	Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.
4	Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax related fees above.

In the financial statements, remuneration to auditors is mainly included in other administrative expenses.

Note 7. Tangible and intangible assets

Skr mn	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019
Net book value
Tangible assets	40	22	28
Right-of-use assets	152	25	50
Intangible assets[1]	139	98	56
Total net book value	331	145	134
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-80	-51	-57
1	Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

For disclosures on right-of-use assets see Note 8 Leasing.

Note 8. Leasing

SEK as lessee

All leases with the exception of short-term and low-value leases, are recognized as a right-of-use asset with a corresponding lease liability. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities, see Note 7 and Note 19. The right-of-use assets and the lease liability relate to rental premises. For further information see Note 1 Significant accounting policies. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which it is not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 80 million (2020: Skr 77 million) for a period of 3 years.

Right-of-use assets

Skr mn	2021	2020
Opening balance	25	50
Depreciation	-30	-27
Addition[1]	157	2
Closing balance	152	25
1	There have been canceled and new leases. During 2021 SEK moved to new premises.

Accounted for in profit or loss

Skr mn	2021	2020
Depreciation charge on right-of-use assets	-30	-27
Interest expenses on lease liability	-1	0
Expenses relating to short-term leases[1]	0	0
Expenses relating to low-value leases[1]	-1	-1
Variable lease fees[1]	-6	-6
Total amount accounted for in profit or loss	-38	-34
1	Accounted for under Other administrative expenses.

Lease liability

Skr mn	2021	2020
Opening balance	19	44
Interest expenses accrued	1	0
Payments of lease liability	-24	-27
Addition[1]	157	2
Closing balance	153	19
1	There have been canceled and new leases. During 2021 SEK moved to new premises.

Contractual flows of lease liability

Skr mn	2021	2020
Within 1 year	21	18
Between 1 and 5 years	122	1
More than 5 years	13	—
Discounting effect	-3	0
Closing balance	153	19

The total cash outflow for leases in 2021 was Skr 31 million (2020: Skr 34 million).

SEK as lessor

All SEK’s leasing transactions, where SEK is the lessor, are classified as financial leases. When making such classification, all aspects regarding the leasing contract, including third party guarantees, are taken into account. A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods. The leases are included in the line item "Loans to the public" in the Statement of Financial Position.

	December 31, 2021		December 31, 2020
		Present value of		Present value of
		minimum lease		minimum lease
Skr mn	Gross investment	payments	Gross investment	payments
Within 1 year	111	108	102	99
Between 1 and 5 years	83	74	91	81
More than 5 years	44	34	19	14
Total	238	216	212	194

Unearned finance income	—	21	—	17
Unguaranteed residual value	—	—	—	—

Note 9. Impairments

Skr mn	2021	2020	2019
Expected credit losses, stage 1	60	-98	-19
Expected credit losses, stage 2	29	-48	11
Expected credit losses, stage 3	-46	-7	-17
Established credit losses	-52	-20	-25
Reserves applied to cover established credit losses	49	20	40
Recovered credit losses	1	—	—
Net credit losses[1]	41	-153	-10
1	Of which Skr 22 million (2020: Skr -125 million) relates to loans to the public.

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

	December 31, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	42,827	3,772	—	46,599	47,095	3,719	—	50,814
Loans to credit institutions	6,948	3,414	—	10,362	8,834	509	—	9,343
Loans to the public	147,137	30,999	2,284	180,420	142,171	28,109	1,482	171,762
Total, loans, before expected credit losses	196,912	38,185	2,284	237,381	198,100	32,337	1,482	231,919
Off balance, before expected credit losses
Guarantees	4,767	—	—	4,767	2,463	1,506	—	3,969
Committed undisbursed loans	26,810	28,466	105	55,381	25,893	32,642	—	58,535
Total, off balance, before expected credit losses	31,577	28,466	105	60,148	28,356	34,148	—	62,504
Total, before expected credit losses	228,489	66,651	2,389	297,529	226,456	66,485	1,482	294,423
of which guaranteed	63.7%	93.2%	95.7%	70.3%	59.5%	84.6%	97.6%	63.2%
Loss allowance, loans
Loans in the form of interest-bearing securities	-14	-7	—	-21	-20	-13	—	-33
Loans to credit institutions	-4	0	—	-4	-6	0	—	-6
Loans to the public	-64	-20	-48	-132	-113	-42	-46	-201
Total, loss allowance, loans	-82	-27	-48	-157	-139	-55	-46	-240
Loss allowance, off balance[1]
Guarantees	0	—	—	0	0	0	—	0
Committed undisbursed loans	-6	-1	0	-7	-8	-1	—	-9
Total, loss allowance, off balance	-6	-1	0	-7	-8	-1	—	-9
Total, loss allowance	-88	-28	-48	-164	-147	-56	-46	-249
Provision ratio	0.04%	0.04%	2.01%	0.06%	0.06%	0.08%	3.10%	0.08%
1	Recognized under provision in Consolidated Statement of Financial Position.

Loans and off balance, before loss allowance

	December 31, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	226,456	66,485	1,482	294,423	214,115	61,619	1,327	277,061
Increase due to origination and acquisition	79,856	7,380	234	87,470	129,830	26,030	815	156,675
Transfer to stage 1	1,240	-1,302	—	-62	683	-872	—	-189
Transfer to stage 2	-4,676	4,223	—	-453	-8,391	7,422	-159	-1,128
Transfer to stage 3	-105	-948	945	-108	—	-42	34	-8
Decrease due to derecognition	-74,282	-9,187	-272	-83,741	-109,781	-27,672	-535	-137,988
Closing balance	228,489	66,651	2,389	297,529	226,456	66,485	1,482	294,423

Loss allowance

	December 31, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-147	-56	-46	-249	-54	-10	-64	-128
Increases due to origination and acquisition	-40	0	-25	-65	-84	0	—	-84
Net remeasurement of loss allowance	51	13	-43	21	-23	-48	2	-69
Transfer to stage 1	0	0	—	0	0	0	—	—
Transfer to stage 2	2	-6	—	-4	1	-1	0	0
Transfer to stage 3	0	2	-21	-19	—	1	-10	-9
Decreases due to derecognition	47	20	43	110	8	0	0	8
Decrease in allowance account due to write-offs	—	—	49	49	—	—	20	20
Exchange-rate differences[1]	-1	-1	-5	-7	5	2	6	13
Closing balance	-88	-28	-48	-164	-147	-56	-46	-249
1	Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK's method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of GDP forecasts from the World Bank. When calculating the ECL as of December 31, 2021 the latest available forecast was the World Bank's forecast from June 2021. The base scenario has been weighted at between 73 and 80 percent, and the downturn and upturn scenarios weighted equally at between 5 and 19 percent between the different PD-segments.

SEK's IFRS 9 model is based on historical links between GDP growth projections and probability of default (PD). GDP growth forecasts for 2022, expressed as a percentage of the previous year's GDP, are still unusually high, characterized by a recovery from the sharp fall in GDP that occurred in the second quarter of 2020 and therefore may understate the probability of default of the asset portfolio. SEK has made an overall adjustment according to management's overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK's IFRS 9 model as of December 31, 2021.

Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	—	—	—	—	37	—	—	37
AA+ to A-	25,815	—	—	25,815	29,261	—	—	29,261
BBB+ to BBB-	131,514	2,258	—	133,772	130,068	1,166	—	131,234
BB+ to BB-	32,247	25,043	—	57,290	32,275	23,201	—	55,476
B+ to B-	6,697	5,461	—	12,158	5,997	7,053	—	13,050
CCC to D	639	5,423	2,284	8,346	462	917	1,482	2,861
Total, before expected credit losses	196,912	38,185	2,284	237,381	198,100	32,337	1,482	231,919

More information regarding SEK’s Credit Policy is found in Note 26 and Note 29.

Note 10. Taxes

Skr mn	2021	2020	2019
Income tax
Adjustment previous year	0	-4	2
Current tax	-272	-266	-570
Deferred tax	1	0	291
Total income tax	-271	-270	-277

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	—	—	2
Tax on items not to be reclassified to profit or loss
Current tax	5	-4	-5
Deferred tax	-5	-1	1
Income tax related to other comprehensive income	0	-5	-2

Reconciliation of effective tax rate
The Swedish corporate tax rate (percent)	20.6	21.4	21.4
Profit before taxes	1,305	1,238	1,304
National tax based on profit before taxes	-269	-265	-279
Tax effects of:
Non-taxable income	0	0	9
Non-deductible expenses	-3	-1	-16
Imputed interest on tax allocation reserve	—	—	-1
Tax effect of dissolution of untaxed reserves due to changed tax rate	—	—	8
Tax effect of the tax credit for investments in equipment	1	—	—
Other	—	-4	2
Total tax	-271	-270	-277
Effective tax expense (percent)	20.8	21.8	21.2

Deferred taxes

Skr mn	2021	2020
Deferred tax assets concerning:
Temporary differences, related to pensions	10	15
Tax effect of the tax credit for investments in equipment	1	—
Total deferred tax assets	11	15

No deductible loss carry forwards existed as of December 31, 2021, or December 31, 2020.

Change in deferred taxes

Skr mn	2021	2020
Opening balance	15	16
Change through profit or loss	1	0
Change in other comprehensive income	-5	-1
Closing balance	11	15

Note 11. Loans and liquidity investments

	Dec 31,	Dec 31,
Skr mn	2021	2020
Loans:
Loans in the form of interest--bearing securities	46,578	50,780
Loans to credit institutions	20,775	31,315
Loans to the public	180,288	171,562
Less:
Cash collateral under the security agreements for derivative contracts[1]	-10,417	-21,979
Total loans	237,224	231,678

Liquidity investments:
Cash and cash equivalents	11,128	3,362
Cash collateral under the security agreements for derivative contracts	—	—
Treasuries/government bonds	10,872	22,266
Other interest-bearing securities except loans	45,881	33,551
Total liquidity investments	67,881	59,179
of which issued by public authorities	16,584	25,262

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2021	2020
Sum of amounts exceeding nominal	243	148
Sum of amounts falling below nominal	-9	-10

Volume Development, Lending

			of which the
			CIRR-system
Skr mn	2021	2020	2021	2020
Offers of long-term loans accepted	76,988	125,470	11,797	18,350
Undisbursed loans at year-end	53,871	57,213	39,084	51,463
Loans outstanding at year-end[1]	237,224	231,678	87,872	69,163
1	Including concessionary loans in the amount of Skr 315 million (year-end 2020: Skr 382 million).

Outstanding loans as per business area

			of which the CIRR-system
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Skr mn	2021	2020	2021	2020
Lending to Swedish exporters	109,281	120,050	—	—
Lending to exporters’ customers	127,943	111,628	87,872	69,163
Total lending[1]	237,224	231,678	87,872	69,163
1	Including concessionary loans in the amount of Skr 315 million (year-end 2020: Skr 382 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2021
	Financial assets at fair value through
	profit or loss
		Derivatives used
		for hedge
Skr mn	Mandatorily	accounting	Amortized cost	Total
Cash and cash equivalents	—	—	11,128	11,128
Treasuries/government bonds	10,872	—	—	10,872
Other interest-bearing securities except loans	45,881	—	—	45,881
Loans in the form of interest-bearing securities	—	—	46,578	46,578
Loans to credit institutions	—	—	20,775	20,775
Loans to the public	—	—	180,288	180,288
Derivatives	5,764	2,655	—	8,419
Total financial assets	62,517	2,655	258,769	323,941

	December 31, 2020
	Financial assets at fair value through
	profit or loss
		Derivatives used
		for hedge
Skr mn	Mandatorily	accounting	Amortized cost	Total
Cash and cash equivalents	—	—	3,362	3,362
Treasuries/government bonds	22,266	—	—	22,266
Other interest-bearing securities except loans	33,551	—	—	33,551
Loans in the form of interest-bearing securities	—	—	50,780	50,780
Loans to credit institutions	—	—	31,315	31,315
Loans to the public	—	—	171,562	171,562
Derivatives	4,248	3,315	—	7,563
Total financial assets	60,065	3,315	257,019	320,399

Financial liabilities by accounting category

	December 31,2021
	Financial liabilities at fair value
	through profit or loss
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	5,230	5,230
Borrowing from the public	—	—	—	10,000	10,000
Debt securities issued	—	39,316	—	240,454	279,770
Derivatives	11,185	—	3,544	—	14,729
Total financial liabilities	11,185	39,316	3,544	255,684	309,729

	December 31,2020
	Financial liabilities at fair value
	through profit or loss
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	3,486	3,486
Borrowing from the public	—	—	—	10,000	10,000
Debt securities issued	—	47,388	—	226,588	273,976
Derivatives	24,921	—	474	—	25,395
Total financial liabilities	24,921	47,388	474	240,074	312,857

Note 13. Financial assets and liabilities at fair value

	December 31, 2021
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	11,128	11,128	—
Treasuries/governments bonds	10,872	10,872	—
Other interest-bearing securities except loans	45,881	45,881	—
Loans in the form of interest-bearing securities	46,578	47,991	1,413
Loans to credit institutions	20,775	20,993	218
Loans to the public	180,288	186,436	6,148
Derivatives	8,419	8,419	—
Total financial assets	323,941	331,720	7,779

Borrowing from credit institutions	5,230	5,230	—
Borrowing from the public	10,000	10,000	—
Debt securities issued	279,770	280,294	524
Derivatives	14,729	14,729	—
Total financial liabilities	309,729	310,253	524

	December 31, 2020
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	3,362	3,362	—
Treasuries/governments bonds	22,266	22,266	—
Other interest-bearing securities except loans	33,551	33,551	—
Loans in the form of interest-bearing securities	50,780	52,091	1,311
Loans to credit institutions	31,315	31,424	109
Loans to the public	171,562	180,453	8,891
Derivatives	7,563	7,563	—
Total financial assets	320,399	330,710	10,311

Borrowing from credit institutions	3,486	3,486	—
Borrowing from the public	10,000	10,000	—
Debt securities issued	273,976	274,552	576
Derivatives	25,395	25,395	—
Total financial liabilities	312,857	313,433	576

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

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2021
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	11,128	—	—	11,128	11,128
Loans in the form of interest-bearing securities	1,970	46,021	—	47,991	46,578
Loans to credit institutions	—	20,993	—	20,993	20,775
Loans to the public	—	186,436	—	186,436	180,288
Total financial assets in fair value hierarchy	13,098	253,450	—	266,548	258,769

	December 31, 2020
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	3,362	—	—	3,362	3,362
Loans in the form of interest-bearing securities	306	51,785	—	52,091	50,780
Loans to credit institutions	—	31,424	—	31,424	31,315
Loans to the public	—	180,453	—	180,453	171,562
Total financial assets in fair value hierarchy	3,668	263,662	—	267,330	257,019

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2021
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	5,230	—	5,230	5,230
Borrowing from the public	—	10,000	—	10,000	10,000
Debt securities issued	—	240,979	—	240,979	240,454
Total financial liabilities in fair value hierarchy	—	256,209	—	256,209	255,684

	December 31, 2020
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	3,486	—	3,486	3,486
Borrowing from the public	—	10,000	—	10,000	10,000
Debt securities issued	—	227,164	—	227,164	226,588
Total financial liabilities in fair value hierarchy	—	240,650	—	240,650	240,074

Financial assets reported at fair value in fair value hierarchy

	December 31, 2021
	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	5,638	5,234	—	10,872
Other interest-bearing securities except loans	26,549	19,332	—	45,881
Derivatives	—	7,933	486	8,419
Total financial assets in fair value hierarchy	32,187	32,499	486	65,172

	December 31, 2020
	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	14,169	8,097	—	22,266
Other interest-bearing securities except loans	19,413	14,138	—	33,551
Derivatives	—	5,985	1,578	7,563
Total financial assets in fair value hierarchy	33,582	28,220	1,578	63,380

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2021
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	6,761	32,555	39,316
Derivatives	—	12,206	2,523	14,729
Total financial liabilities in fair value hierarchy	—	18,967	35,078	54,045

	December 31, 2020
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	6,190	41,198	47,388
Derivatives	—	23,554	1,841	25,395
Total financial liabilities in fair value hierarchy	—	29,744	43,039	72,783

Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -1 million for derivatives was made from level 2 to level 3 (year-end 2020: a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3, a transfer from level 3 to level 2 of Skr 6,534 million for debt securities issued was made and a transfer from level 3 to level 2 of net Skr -1,259 million for derivatives was made).

Financial assets and liabilities at fair value in Level 3

	December 31, 2021
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Cur.
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange-rate	Dec 31,
Skr mn	2020	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2020
Debt securities issued	-41,198	-10,372	19,337	—	—	196	-36	-482	-32,555
Derivatives, net	-263	5	-599	-1	—	411	—	-1,590	-2,037
Net assets and liabilities	-41,461	-10,367	18,738	-1	—	607	-36	-2,072	-34,592

	December 31, 2020
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Cur.
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange-rate	Dec 31,
Skr mn	2020	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2020
Debt securities issued	-43,752	-10,584	16,285	-10,649	6,534	-1,345	44	2,269	-41,198
Derivatives, net	22	7	-400	—	-1,259	-1,597	—	2,964	-263
Net assets and liabilities	-43,730	-10,577	15,885	-10,649	5,275	-2,942	44	5,233	-41,461
1	Gains and losses through profit or loss, including the impact of exchange rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2021, amounted to a Skr 594 million gain (year-end 2020: Skr 36 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3-instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations.The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/-0.12, which represents the level SEK uses within its prudent valuation framework.For level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/-10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK's business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK's own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis - level 3

Assets and liabilities	December 31, 2021
		Unobservable	Range of estimates for
Skr mn	Fair Value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-892	Correlation	0.12 - (0.12)	Option Model	-3	3
Interest rate	-1	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-1,038	Correlation	0.12 - (0.12)	Option Model	-56	56
Other	-106	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-2,037				-59	59
Equity	-9,283	Correlation	0.12 - (0.12)	Option Model	3	-3
		Credit spreads	10BP - (10BP)	Discounted cash flow	10	-10
Interest rate	-11,900	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	58	-58
FX	-11,235	Correlation	0.12 - (0.12)	Option Model	59	-59
		Credit spreads	10BP - (10BP)	Discounted cash flow	50	-50
Other	-137	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-32,555				181	-181
Total effect on total comprehensive income					122	-122

	December 31, 2020
Assets and liabilities		Unobservable	Range of estimates for
Skr mn	Fair Value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-144	Correlation	0.12 - (0.12)	Option Model	-6	6
Interest rate	4	Correlation	0.12 - (0.12)	Option Model	0	0
FX	9	Correlation	0.12 - (0.12)	Option Model	-53	53
Other	-132	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-263				-59	59
Equity	-14,836	Correlation	0.12 - (0.12)	Option Model	6	-6
		Credit spreads	10BP - (10BP)	Discounted cash flow	8	-8
Interest rate	-13,181	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	65	-65
FX	-13,070	Correlation	0.12 - (0.12)	Option Model	53	-53
		Credit spreads	10BP - (10BP)	Discounted cash flow	63	-63
Other	-111	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-41,198				196	-196
Total effect on total comprehensive income					137	-137

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation. The resulting effect related to correlation sensitivity is Skr +/- 3 million (year-end 2020: +/- 0). The impact from SEK’s own credit spread amounts to Skr 119 million (year-end 2020: Skr 137 million) under a maximum scenario and Skr -119 million (year-end 2020: Skr -137 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk		The period's change in fair value origination
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
Skr mn	December 31, 2021	December 31, 2020	2021	2020
CVA/DVA, net[1]	-14	-17	3	-5
OCA[2]	-132	-108	-24	18
1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflect how the counterparties’ credit risk as well as SEK’s own credit rating affect the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2021			December 31, 2020
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	3,192	9,464	361,160	3,846	11,774	323,664
Currency-related contracts	5,218	3,518	157,362	3,249	11,236	153,838
Equity-related contracts	2	895	9,801	457	620	15,598
Contracts related to commodities, credit risk, etc.	7	852	3,521	11	1,765	7,513
Total derivatives	8,419	14,729	531,844	7,563	25,395	500,613

of which derivatives used for economic hedges,	December 31, 2021			December 31, 2020
accounted for as held-for-trading under IFRS 9	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	1,936	7,361	149,875	2,357	12,226	132,228
Currency-related contracts	3,819	2,077	126,460	1,423	10,310	132,029
Equity-related contracts	2	895	9,801	457	620	15,598
Contracts related to commodities, credit risk, etc.	7	852	3,521	11	1,765	7,513
Total derivatives	5,764	11,185	289,657	4,248	24,921	287,368

	December 31, 2021			December 31, 2020
of which derivatives in fair-value hedges	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	1,256	2,104	211,285	1,489	-453	191,435
Currency-related contracts	1,399	1,440	30,902	1,826	927	21,810
Total derivatives	2,655	3,544	242,187	3,315	474	213,245
1	The nominal amount of the instruments directly affected by the IBOR reform amounts to Skr 105,440 million (year-end 2020: Skr 55,094 million).

Maturity analysis of the nominal amounts1 of hedging instruments

	December 31, 2021
		1 month	3 months	1 year
Skr mn	< 1 month	< 3 months	< 1 year	< 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	57	229	942	12,070	7,340
Hedge of fixed rate liabilities	12,650	12,650	29,739	131,655	5,306
Currency-related contracts
Hedge of fixed rate assets	97	205	1,577	2,976	233
Hedge of fixed rate liabilities	16	1,010	5,917	15,669	2,590

	December 31, 2020
		1 month	3 months	1 year
Skr mn	< 1 month	< 3 months	< 1 year	< 5 years	> 5 years
Interest rate-related contracts
Hedge of fixed rate assets	4	17	146	7,042	11,089
Hedge of fixed rate liabilities	—	9,809	34,739	126,023	2,607
Currency-related contracts
Hedge of fixed rate assets	41	61	427	3,240	633
Hedge of fixed rate liabilities	—	425	1,920	11,066	4,491
1	Nominal amounts before set-off.

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts

	December 31, 2021		December 31, 2020
Assets		Fair -value hedge		Fair -value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Loans in the form of interest-bearing securities	11,035	278	9,778	598
Loans to credit institutions	1,019	-23	969	4
Loans to the public	14,869	527	13,032	1,044
Total	26,923	782	23,779	1,646

	December 31, 2021		December 31, 2020
Liabilities		Fair -value hedge		Fair -value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Debt securities issued	216,242	1,183	195,460	5,454
Total	216,242	1,183	195,460	5,454

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

Since the 2010s, there is an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK's exposure that is directly affected by the reference interest rate reform is primarily its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as currency swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR.GBP LIBOR , CHF LIBOR and JPY LIBOR are not expected to be offered after December 31, 2021. For USD LIBOR, the most common maturities are expected to no longer be offered after June 30, 2023. However, agencies encourage banks to cease entering into new contracts that use USD LIBOR as a reference rate as soon as possible and in any event by December 31, 2021. For EURIBOR and STIBOR, no such end date has been communicated,but the general opinion is that these will continue to exist in the next few years.

SEK currently has financial contracts referencing USD LIBOR, EURIBOR and STIBOR which extend beyond June 2023. SEK has been working since 2018 to prepare the company for the reference interest rate reform.The work is conducted in project form and includes changes in systems, processes, agreements, pricing and risk models. SEK continues to monitor the development of new market standards and relevant interest groups to ensure an orderly transition to the new reference rates. In applying the amendments to IFRS 9, SEK has made the assumption in assessing the financial relationship between hedged items and hedging instruments that no fallback clauses will be triggered by the reference interest rate reform.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2021	Dec 31, 2020
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	10,059	9,912
Amounts offset in the Statement of Financial Position	-1,640	-2,349
Net amounts of financial assets-presented in the Statement of -Financial Position	8,419	7,563
Amounts subject to an enforceable master netting arrangement or -similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-3,262	-2,354
Cash collateral received	-3,500	-2,502
Net amount	1,657	2,707

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Dec 31, 2021	Dec 31, 2020
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	16,369	27,744
Amounts offset in the Statement of Financial Position	-1,640	-2,349
Net amounts of financial liabilities presented in the Statement of Financial Position	14,729	25,395
Amounts subject to an enforceable master netting arrangement or -similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-3,262	-2,354
Cash collateral paid	-9,528	-20,172
Net amount	1,939	2,869

Note 15. Shares

Since March 2018 SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

Shares in subsidiaries	December 31, 2021		December 31, 2020
Skr mn	Book value	Number of shares	Book value	Number of shares
SEKETT AB (reg. no 559132-9668)	0	50	0	50

Note 16. Other assets

Skr mn	Dec 31, 2021	Dec 31, 2020
Claim against the State for CIRR loans and concessionary loans	7,208	12,359
Cash receivables, funding operations	191	465
Other	52	29
Total	7,451	12,853

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2021	Dec 31, 2020
Interest income accrued	1,876	1,958
Prepaid expenses and other accrued revenues	37	29
Total	1,913	1,987

Note 18. Debt

	December 31,2021
	Total debt
	excluding debt	Total debt --
Skr mn	securities issued	securities issued	Total
Exchange-rate related contracts	—	25,112	25,112
Interest rate related contracts	15,230	254,298	269,528
Equity related contracts	—	223	223
Contracts related to raw materials, credit risk etc	—	137	137
Total debt outstanding	15,230	279,770	295,000

					Other
of which denominated in:	Skr	USD	JPY	EUR	currencies	Total
	24,672	202,158	20,852	19,841	27,477	295,000

	December 31, 2020
	Total debt
	excluding debt	Total debt --
Skr mn	securities issued	securities issued	Total
Exchange-rate related contracts	—	19,207	19,207
Interest rate related contracts	13,486	254,377	267,863
Equity related contracts	—	281	281
Contracts related to raw materials, credit risk etc	—	111	111
Total debt outstanding	13,486	273,976	287,462

					Other
of which denominated in:	Skr	USD	JPY	EUR	currencies	Total
	16,547	202,787	27,812	19,994	20,322	287,462

SEK’s Borrowing programs

	Value outstanding[1]
Skr mn	December 31, 2021	December 31, 2020
Medium-term note program:
Unlimited Euro Medium-Term Note Programme	107,597	96,724
Unlimited SEC-registered U.S. Medium-Term Note Programme	159,393	160,945
Unlimited Swedish Medium-Term Note Programme	429	438
Unlimited MTN/STN AUD Debt Issuance Programme	4,417	4,544
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Programme	1,806	10,006
USD 4,000,000,000 Euro-Commercial Paper Programme	1,355	—
1	Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	January 1, 2021	Cash Flow	Exchange rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2021
Senior debt	287,462	-10,958	22,588	-4,092		—	295,000
Lease liability	19	-24	—	157	[1]	1	153
Derivatives - net	17,832	-1,523	-7,589	-2,410		—	6,310
Total liabilities in financing activities	305,313	-12,505	14,999	-6,345		1	301,463
1	Refers to increase in leasing debts due to new leasing agreements.

			Non-cash items
Skr mn	January 1, 2020	Cash Flow	Exchange -rate difference	Unrealized changes in fair value	Accrued interest	December 31, 2020
Senior debt	273,017	29,460	-17,004	1,989	—	287,462
Lease liability	44	-27	—	2	—	19
Derivatives - net	13,088	-8,651	11,819	1,576	—	17,832
Total liabilities in financing activities	286,149	20,782	-5,185	3,567	—	305,313

Note 19. Other liabilities

Skr mn	Dec 31, 2021	Dec 31, 2020
Cash payables, debt -purchases	725	194
Other	442	261
Total	1,167	455

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2021	Dec 31, 2020
Interest expenses accrued	1,793	1,843
Other accrued expenses and prepaid revenues	82	81
Total	1,875	1,924

Note 21. Provisions

Skr mn	December 31, 2021	December 31, 2020
Pension liabilities[1]	57	82
Long term employee benefit	4	8
Off balance, expected credit losses[2]	7	9
Total	68	99
1	See note 5.
2	Provisions for expected credit losses for off-balance-sheet exposures, in accordance with IFRS 9. See note 9.

Note 22. Equity

	December 31,	December 31,
Skr mn	2021	2020
Share capital	3,990	3,990
Legal reserve	—	—
Fund for internally developed software	—	—
Reserves/Fair value reserve
Own credit risk	-102	-84
Defined benefit plans	-27	-45
Retained earnings	16,947	16,203
Total equity	20,808	20,064

	Consolidated Group
	December 31,	December 31,
Skr mn	2021	2020
Restricted equity	4,314	4,282
Unrestricted equity	16,494	15,782
Total equity	20,808	20,064

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

For information on the objectives, policies and processes for managing capital, see the Report of the directors and Note 29. Risk and Capital Management.

Proposal for the distribution of profits

The results of the Consolidated Group’s and the Parent Company’s operations during the year and its financial position at December 31, 2021, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group and related notes. The Board has decided to propose to the Annual General Meeting the payment of a dividend of Skr 414 million (year-end 2020: Skr 290 million), in accordance with the company’s dividend policy. The following proposal regarding distribution of profits relates to the Parent Company.

At the disposal of the Annual General Meeting	16,532
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 103.70 per share, amounting to	414
- remaining disposable funds to be carried forward	16,118

Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2021	Dec 31, 2020
Collateral provided
Cash collateral under the security agreements for derivative contracts	10,417	21,979

Contingent liabilities
Guarantee commitments	4,767	3,969

Commitments
Committed undisbursed loans	53,871	57,213
Binding offers	1,510	1,322

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

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2021, concessionary loans outstanding amounted to Skr 315 million (year-end 2020: Skr 382 million) and operating profit for the program amounted to Skr -21 million for the period January-December 2021 (2020: Skr -28 million). SEK´s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (2020: Skr 1 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2021	2020
Interest income	2,105	2,170
Interest expenses	-2,061	-2,087
Interest compensation	7	14
Foreign exchange effects	-1	4
Profit before compensation to SEK	50	101
Administrative remuneration to SEK	-197	-196
Operating profit CIRR-system	-147	-95
Reimbursement to (-) / from (+) the State	147	95

Statement of financial position for the CIRR-system

Skr mn	Dec 31, 2021	Dec 31, 2020
Cash and cash equivalents	8	2
Loans	87,872	69,163
Derivatives	36	—
Other assets	7,359	12,528
Prepaid expenses and accrued revenues	470	407
Total assets	95,745	82,100

Liabilities	88,092	69,289
Derivatives	7,060	12,232
Accrued expenses and prepaid revenues	593	579
Total liabilities and equity	95,745	82,100

Commitments
Committed undisbursed loans	39,084	51,463
Binding offers	1,510	1,322

Note 25. Capital adequacy

Capital Adequacy Analysis

	December 31,2021	December 31,2020
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.6	21.8
Tier 1 capital ratio	21.6	21.8
Total capital ratio	21.6	21.8
1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2021		December 31, 2020
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,371	8.0	7,136	8.0
of which Tier 1 requirement of 6 percent	5,528	6.0	5,352	6.0
of which minimum requirement of 4.5 percent	4,146	4.5	4,014	4.5
Pillar 2 capital requirements[3]	3,382	3.7	3,921	4.4
Common Equity Tier 1 capital available to meet buffer requirements[4]	9,149	9.9	12,310	13.8
Capital buffer requirements	2,333	2.5	2,259	2.5
of which Capital conservation buffer	2,303	2.5	2,230	2.5
of which Countercyclical buffer	30	0.0	29	0.0
Pillar 2 guidance[5]	1,382	1.5	—	—
Total risk-based capital requirement	14,468	15.7	13,316	14.9
1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential -requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period.
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA SREP.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital - i.e., 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent). The Pillar 2 requirement was not deducted in the previous year’s figure.
5	The Swedish FSA has on September 29, 2021 notified SEK, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	December 31, 2021	December 31, 2020
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	209,889	297,605
Off-balance sheet exposures	5,309	37,162
Total exposure measure[2]	215,198	334,767
Leverage ratio[3]	9.3%	5.8%
1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	In the second quarter of 2021, SEK changed its methodology for calculating the exposure measure in leverage ratio to comply with new regulatory requirements (CRRII), in which certain exposures are no longer included. Comparative figures have not been recalculated.
3	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2021		December 31, 2020
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	6,456	3.00	—	—
Pillar 2 guidance[2]	323	0.2	—	—
Total capital requirement relating to leverage ratio	6,779	3.2	—	—
1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021 notified SEK, within the latest SREP, that SEK should hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Own funds — adjusting items

	Parent Company
	Dec 31,	Dec 31,
Skr mn	2021	2020
Share capital[1]	3,990	3,990
Retained earnings	15,518	14,856
Accumulated other comprehensive income and other reserves	323	292
Independently reviewed profit net of any foreseeable charge or dividend	601	694
Common Equity Tier 1 (CET1) capital before regulatory adjustments	20,432	19,832
Additional value adjustments due to prudent valuation	-395	-306
Intangible assets	-99	-98
Gains or losses on liabilities valued at fair value resulting from changes in own credit -standing	98	77
Negative amounts resulting from the calculation of expected loss amounts	-111	-55
Total regulatory adjustments to Common Equity Tier 1 capital	-507	-382
Total Common Equity Tier 1 capital	19,925	19,450
Additional Tier 1 capital	—	—
Total Tier 1 capital	19,925	19,450
Tier 2-eligible subordinated debt	—	—
Credit risk adjustments[2]	—	—
Total Tier 2 capital	—	—
Total Own funds	19,925	19,450
1	For a detailed description of the instruments constituting share capital, see Note 22.
2	The expected loss amount calculated under the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount under the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2021, the limitation rule had no effect (year end 2020: no effect).

Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2021			December 31, 2020
		Risk	Min.		Risk	Min.
		exposure	capital		exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk, standardized approach
Corporates	2,990	2,990	239	2,238	2,238	179
Default exposures	74	74	6	7	7	1
Total credit risk, standardized approach	3,064	3,064	245	2,245	2,245	180
Credit risk, IRB approach
Central governments	196,606	9,673	774	192,077	9,684	775
Financial institutions[2]	41,082	8,843	707	30,661	6,764	541
Corporates[3]	115,412	62,988	5,039	117,415	63,766	5,101
Non-credit-obligation assets	372	372	30	163	163	13
Total credit risk IRB approach	353,472	81,876	6,550	340,316	80,377	6,430
Credit valuation adjustment risk	n.a.	2,922	233	n.a.	2,284	183
Foreign exchange risk	n.a.	645	52	n.a.	664	52
Commodity risk	n.a.	11	1	n.a.	7	1
Operational risk	n.a.	3,622	290	n.a.	3,625	290
Total	356,536	92,140	7,371	342,561	89,202	7,136
1	Exposure at default (EAD) shows the size of the outstanding exposure at default.

2	Of which counterparty risk in derivative contracts: EAD Skr 5,975 million (year-end 2020: Skr 5,535 million), Risk exposure amount of Skr 2,000 million (year-end 2020: Skr 1,908 million) and Capital requirement of Skr 160 million (year-end 2020: Skr 153 million).
3	Of which related to Specialized lending: EAD Skr 5,224 million (year-end 2020 Skr 3,847 million), Risk exposure amount of Skr 3,589 million (year-end 2020: Skr 2,739 million) and Capital requirement of Skr 287 million (year-end 2020: Skr 219 million).

Credit risk by PD grade

The tables illustrate the exposure at default (EAD), the portion of the exposure that will be lost in the event of a default (LGD) and the probability of default or cancellation of payments by a counterparty (PD) for the exposure classes where PD is estimated internally. Average PD is calculated without consideration of PD floors. Average PD and LGD are weighted by EAD,the average risk weight is the quotient of risk exposure amount and EAD.

	December 31,2021					December 31,2020
	AAA	A+					A+	BBB+
	to AA-	to A–	BBB+	BB+ to B–	CCC to D	AAA to AA-	to A–	to BBB–	BB+ to B–	CCC to D
	0.003%–	0.02–	to BBB–	0.54–	44.36–	0.003%–	0.02–	0.12–	0.54–	27.27–
Skr mn	0.01%	0.07%	0.12–0.32%	6.80%	100%	0.01%	0.07%	0.32%	6.80%	100%
Central governments
EAD	191,669	4,587	—	—	—	186,722	5,287	—	68	—
Average PD in %	0.004	0.05	—	—	—	0.004	0.05	—	4.14	—
Average LGD in %	45.0	45.0	—	—	—	45.0	45.0	—	45.0	—
Average risk weight in %	4.6	20.3	—	—	—	4.6	20.0	—	149.5	—

	December 31,2021					December 31,2020
		A+					A+
	AAA	to A–	BBB+	BB+ to B–	CCC to D	AAA	to A–	BBB+	BB+ to B–	CCC to D
	to AA- 0.01%-	0.06–	to BBB–	0.50–	28.91–	to AA-	0.06–	to BBB–	0.50–	28.91–
Skr mn	0.04%	0.11%	0.16–0.32%	8.27%	100%	0.01%–0.04%	0.11%	0.16–0.32%	8.27%	100%
Financial institutions
EAD	18,176	21,637	1,225	43	—	12,742	15,896	1,984	39	—
Average PD in %	0.04	0.07	0.25	1.16	—	0.04	0.07	0.18	0.76	—
Average LGD in %	35.7	32.8	45.0	45.0	—	36.7	35.7	45.0	45.0	—
Average risk weight in %	17.6	22.0	67.9	129.3	—	17.3	22.1	50.3	131.5	—
Corporates
EAD	2,562	16,286	67,509	23,810	22	2,302	17,929	69,263	24,063	12
Average PD in %	0.04	0.09	0.24	0.74	89.43	0.03	0.09	0.23	1.02	28.9
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	19.2	30.0	49.9	85.4	39.2	19.4	30.6	49.4	86.6	263.7

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. Specifically, SEK applies the foundation IRB approach. Under the foundation IRB approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with the CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach and, instead, the standardized approach is applied for calculating the capital requirement. For further information regarding these exposures see the Risk measurement section in note 26. In 2020, SEK reviewed its credit risk processes in order to comply with new regulatory requirements, EBA Guidelines EBA/GL/2016/07 and Commission Delegated Regulation (EU) 2018/171, on the definition of default. As a result, SEK established a new internal definition of default, which was subsequently approved by the Swedish FSA and later, on January 1, 2021, implemented in the IRB approach for own funds requirements calculation. Counterparty risk exposure amounts in derivative contracts are calculated in accordance with the standardized approach for counterparty credit risk. SEK has been applying a new standardized approach for counterparty credit risk since June 30, 2021.

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

Capital buffer requirements

SEK has met capital buffer requirements with Common Equity Tier 1 capital as of December 31, 2021. The Swedish FSA has not classified SEK as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction was made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. The Swedish FSA decided on September 29, 2021 to increase the countercyclical buffer rate to 1 percent. The new countercyclical buffer rate applies from September 29, 2022. At December 31, 2021, the capital requirement related to credit-risk exposures in Sweden was 68 percent (year-end 2020: 70 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of December 31, 2021 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates activated in other countries may impact SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. At December 31, 2021, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.03 percentage points (year-end 2020: 0.03 percentage points).

Leverage ratio

The leverage ratio is a metric introduced in 2015. A capital base requirement of 3 percent, calculated on the total leverage ratio exposure measure, was introduced in June, 2021. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit-risk exposures that have been weighted with a factor depending on the type of exposure. SEK does not apply IFRS9 transitional rules for expected losses. The leverage ratio already reflects the full impact of IFRS 9 with regard to expected loss. SEK has a leverage ratio of 9.3 percent as of December 31, 2021, that well exceeds the requirements.

Pillar 2 guidance

The Pillar 2 guidance refers to what the Swedish FSA believes to be an appropriate level of the institution’s own funds. The difference between the believed appropriate level of own funds and the minimum capital requirement, the Pillar 2 capital requirement and the combined capital buffer requirement will be calculated, decided and established by the Swedish FSA in the form of a non-binding recommendation (so-called pillar 2 guidance). The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement, and replaces the previous capital planning buffer.

Internally assessed capital adequacy

	Dec 31,	Dec 31,
Skr mn	2021	2020
Credit risk	6,038	6,121
Operational risk	225	203
Market risk	1,247	1,140
Other risks	234	183
Capital planning buffer	1,610	2,831
Total	9,354	10,478

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see note 29.

Liquidity coverage

Skr bn, 12 month average	Dec 31, 2021	Dec 31, 2020
Total liquid assets	56.1	49.0
Net liquidity outflows[1]	10.1	10.1
Liquidity outflows	21.2	22.1
Liquidity inflows	12.2	13.3
Liquidity Coverage Ratio	695%	604%
1	Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	Dec 31, 2021	Dec 31, 2020
Available stable funding	245.9	242.6
Requiring stable funding	176.4	179.7
Net Stable Funding Ratio	139%	135%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Note 26. Risk information

For further information on SEK’s risk management, see Note 29.

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

Credit risk

Credit risk is the risk of default on a debt that may arise from a borrower failing to make required payments. A credit risk can be divided into credit default risk, concentration risk, and country risk (see Note 29).

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

The guarantors, particularly with regard to end-customer financing, are predominantly government export credit agencies in the OECD, of which the Swedish Export Credits Guarantee Board (EKN) is the largest. Since the credit risk is allocated to a guarantor, SEK’s guaranteed credit-risk exposure in reports of its net credit risk exposure largely consists of exposure to government counterparties. Guarantees are also received from financial institutions and, to a lesser extent, non--financial corporations and insurance companies.

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

Testing provisions

SEK applies IFRS 9 for the impairment of financial instruments. Impairment is based on the model for expected credit losses (ECL). The assets being impairment tested are divided into three stages: Stage 1, Stage 2 and Stage 3. Initially, all exposures are in Stage 1. Exposures where there is a significant increase in credit risk are placed in Stage 2 and Stage 3 encompasses exposures in default. Stage 3 impairments are calculated through individual testing based on an expert assessment. Individual testing provisions are made when objective conditions exist that indicate a possible need for the financial asset to be impaired according to Stage 3. The Credit Committee prepares provision proposals from the account managers and credit analysts, which are thereafter determined by the Board’s Credit Committee. The Board adopts the accounts and thereby the provisions. Refer to note 1(h) for more information on the calculation of expected credit losses under IFRS 9.

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

The exempted exposures, for which the Standardized approach are used , are as follows (the permissions are valid as long as these exposures are of minor importance in terms of scope and risk profile):

Exposures to small and medium-sized companies (with an annual turnover not exceeding EUR 50 million)

Exposures in the Customer Finance business area

Guarantees for the benefit of small and medium-sized enterprises

In the assessment of capital adequacy, those counterparties using external ratings are assigned an internal rating under IFRS 9.

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs define the maximum permissible risk levels in form of threshold amounts. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. All interest derivative contracts are subject to central clearing according to the EU’s regulation on OTC derivatives, central clearing counterparties and trade repositories (EMIR) since the end of 2016.SEK measures the exposures from counterparty risk by using the standardized approach (“SA-CCR”) described in the CRR II.

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

Risk information

For a supplementary and expanded account of the credit risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2021”.

Risk information, credit risk

The table below shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount. Maximum credit-risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

	December 31,2021
	Maximum credit-risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	11,128
Treasuries/government bonds	10,884	—
Other interest-bearing securities except loans	45,959	—
Loans in the form of interest-bearing securities	—	46,736
Loans to credit institutions	—	12,891
Loans to the public	—	238,599
Derivatives	8,419	—
Total financial assets	65,262	309,354

	December 31,2020
	Maximum credit-risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	3,362
Treasuries/government bonds	22,275	—
Other interest-bearing securities except loans	33,663	—
Loans in the form of interest-bearing securities	—	50,947
Loans to credit institutions	—	16,326
Loans to the public	—	227,075
Derivatives	7,563	—
Total financial assets	63,501	297,710

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees and insurance policies as credit risk hedges; see also Note 29. The credit quality of financial assets is assessed using internal and external ratings.

	December 31, 2021
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+ till B-	CCC till D	Carrying amount
Cash and cash equivalents	11,128	—	—	—	—	11,128
Treasuries/government bonds	2,493	8,379	—	—	—	10,872
Other interest-bearing securities except loans	23,669	21,412	—	800	—	45,881
Loans in the form of interest-bearing securities	2,982	10,783	3,365	29,448	—	46,578
Loans to credit institutions	4,122	14,573	115	1,965	—	20,775
Loans to the public	101,245	20,206	20,983	37,758	96	180,288
Derivatives	—	7,427	—	992	—	8,419
Total financial assets	145,639	82,780	24,463	70,963	96	323,941
Committed undisbursed loans	48,633	852	1,423	2,963	—	53,871

	December 31, 2020
Skr mn	AAA	AA+ till A-	BBB+ till BBB-	BB+ till B-	CCC till D	Carrying amount
Cash and cash equivalents	3,362	—	—	—	—	3,362
Treasuries/government bonds	11,380	10,886	—	—	—	22,266
Other interest-bearing securities except loans	16,919	16,632	—	—	—	33,551
Loans in the form of interest-bearing securities	2,937	11,938	6,305	29,600	—	50,780
Loans to credit institutions	1,886	27,245	78	2,106	—	31,315
Loans to the public	90,244	21,682	18,062	41,549	25	171,562
Derivatives	—	5,846	—	1,717	—	7,563
Total financial assets	126,728	94,229	24,445	74,972	25	320,399
Committed undisbursed loans	52,669	1,374	1,145	2,025	—	57,213

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2021
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public -sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	11.1	0.1	2.0	0.0	0.0	0.0	9.0	0.0
Treasuries/government bonds	10.9	0.0	10.9	0.0	0.0	0.0	0.0	0.0
Other interest-bearing -securities except loans	45.9	4.6	6.7	11.6	2.6	5.4	11.9	3.1
Loans in the form of interest-bearing securities	46.6	-0.1	3.0	0.0	0.0	0.0	0.0	43.7
Loans to credit institutions including cash and cash -equivalents[1]	20.8	11.6	3.6	2.4	0.0	0.0	2.5	0.7
Loans to the public	180.3	-1.0	109.9	0.3	0.4	0.0	5.5	65.2
Derivatives	8.4	2.4	0.0	0.0	0.0	0.0	6.0	0.0
Other assets	7.5	7.5	0.0	0.0	0.0	0.0	0.0	0.0
Total financial assets	331.5	25.1	136.1	14.3	3.0	5.4	34.9	112.7
Contingent liabilities and -commitments[2]	60.1	-6.0	49.4	1.0	0.0	0.0	6.3	9.4
Total	391.6	19.1	185.5	15.3	3.0	5.4	41.2	122.1

	December 31, 2020
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public -sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	3.4	0.1	2.5	—	—	—	0.8	—
Treasuries/government bonds	22.3	0.0	22.3	—	—	—	—	—
Other interest-bearing -securities except loans	33.6	-0.2	3.2	7.9	3.2	4.2	13.2	2.1
Loans in the form of interest-bearing securities	50.8	0.0	2.9	—	—	—	0.5	47.4
Loans to credit institutions including cash and cash -equivalents[1]	31.3	21.9	1.1	4.1	—	—	3.4	0.8
Loans to the public	171.6	-1.6	99.7	0.3	0.3		6.6	66.3
Derivatives	7.6	2.1	—	—	—	—	5.5	—
Other assets	12.9	12.9	—	—	—	—	—	—
Total financial assets	333.5	35.2	131.7	12.3	3.5	4.2	30.0	116.6
Contingent liabilities and -commitments[2]	62.5	1.3	53.8	—	—	—	0.9	6.5
Total	396.0	36.5	185.5	12.3	3.5	4.2	30.9	123.1
1	Skr 10.4 billion (2020: Skr 22.0 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.
2	Contingent liabilities and commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 6.0 billion (2020: Skr 5.5 billion). For more information on the counterparty risk in derivative contracts under the CRR, refer to Note 29.

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

Total net exposures

	Interest-bearing securities				Committed undisbursed loans,
	and lending				derivatives, etc.				Total
Skr bn	Dec 31, 2021		Dec 31, 2020		Dec 31, 2021		Dec 31, 2020		Dec 31, 2021		Dec 31, 2020
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	136.1	44.4	131.6	45.0	49.4	74.8	53.9	80.0	185.5	49.8	185.5	51.6
Regional governments	14.3	4.7	12.3	4.2	1.0	1.5	—	—	15.3	4.1	12.3	3.4
Multilateral development banks	3.0	1.0	3.5	1.2	—	—	0.0	0.0	3.0	0.8	3.5	1.0
Public sector entity	5.4	1.7	4.2	1.5	—	—	—	—	5.4	1.4	4.2	1.2
Financial institutions	34.9	11.4	24.5	8.4	6.3	9.5	6.4	9.5	41.2	11.1	30.9	8.6
Corporates	112.7	36.8	116.0	39.7	9.4	14.2	7.1	10.5	122.1	32.8	123.1	34.2
Total	306.4	100.0	292.1	100.0	66.1	100.0	67.4	100.0	372.5	100.0	359.5	100.0

Geographical breakdown of credit exposures by exposure class

Geographical breakdown of gross exposures by exposure class

	December 31, 2021
	Middle
	East/							Western	Central and
	Africa/	Asia excl.		North		Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	Oceania	America	Sweden	Sweden	Europe	Total
Central governments	25.9	3.3	1.9	1.3	—	42.2	6.6	10.1	—	91.3
Regional governments	1.6	—	—	—	—	—	10.4	0.0	—	12.0
Multilateral development banks	—	—	—	—	—	—	—	2.6	—	2.6
Public sector entity	—	—	—	—	—	—	—	5.4	—	5.4
Financial institutions	—	—	2.3	3.9	—	—	17.5	15.3	0.1	39.1
Corporates	13.2	4.4	1.2	56.5	—	8.8	99.8	34.0	4.2	222.1
Total	40.7	7.7	5.4	61.7	—	51.0	134.3	67.4	4.3	372.5

	December 31, 2020
	Middle
	East/							Western	Central and
	Africa/	Asia excl.		North		Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	Oceania	America	Sweden	Sweden	Europe	Total
Central governments	11.3	3.6	2.4	0.8	—	42.0	12.1	12.7	—	84.9
Regional governments	1.4	—	—	—	—	—	7.9	0.0	—	9.3
Multilateral development banks	—	—	—	—	—	—	—	3.1	—	3.1
Public sector entity	—	—	—	—	—	—	—	4.3	—	4.3
Financial institutions	—	1.2	0.1	1.0	0.8	—	13.3	10.4	0.2	27.0
Corporates	14.1	5.0	1.7	64.0	—	8.0	105.1	28.3	4.7	230.9
Total	26.8	9.8	4.2	65.8	0.8	50.0	138.4	58.8	4.9	359.5

Geographical breakdown of net exposures by exposure class

	December 31, 2021
	Middle
	East/							Western	Central and
	Africa/	Asia excl.		North		Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	Oceania	America	Sweden	Sweden	Europe	Total
Central governments	—	0.4	2.0	2.0	—	—	161.5	17.0	2.6	185.5
Regional governments	—	—	—	—	—	—	15.3	0.0	—	15.3
Multilateral development banks	—	—	—	—	—	—	—	3.0	—	3.0
Public sector entity	—	—	—	—	—	—	—	5.4	—	5.4
Financial institutions	0.0	—	2.4	4.9	—	—	15.1	18.6	0.2	41.2
Corporates	1.4	1.2	3.3	5.7	—	3.3	82.7	23.1	1.4	122.1
Total	1.4	1.6	7.7	12.6	—	3.3	274.6	67.1	4.2	372.5

	December 31, 2020
	Middle
	East/							Western	Central and
	Africa/	Asia excl.		North		Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	Oceania	America	Sweden	Sweden	Europe	Total
Central governments	0.1	0.4	2.4	1.6	—	—	159.2	19.0	2.8	185.5
Regional governments	—	—	—	—	—	—	12.2	0.1	—	12.3
Multilateral development banks	—	—	—	—	—	—	—	3.5	—	3.5
Public sector entity	—	—	—	—	—	—	—	4.2	—	4.2
Financial institutions	0.0	1.2	0.6	1.7	0.8	—	11.4	15.0	0.2	30.9
Corporates	2.6	1.1	3.9	5.7	—	3.3	85.2	20.9	0.4	123.1
Total	2.7	2.7	6.9	9.0	0.8	3.3	268.0	62.7	3.4	359.5

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

Impact of credit-risk hedges

Gross exposures by exposure class

	December 31, 2021
								whereof subject
			Multilateral					to the write-down
	Central	Regional	development	Public	Financial			requirement in
Skr bn	government	governments	banks	Sector Entity	institutions	Corporates	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	70.9	1.6	—	—	—	93.1	165.6	165.6
of which, guarantees issued by the EKN	70.4	1.6	—	—	—	82.6	154.6	154.6
of which, guarantees issued by other export credit agencies	—	—	—	—	—	7.5	7.5	7.5
of which, other guarantees	0.5	—	—	—	—	3.0	3.5	3.5
Regional governments	—	—	—	—	2.4	1.2	3.6	3.6
Multilateral development banks	—	—	—	—	—	0.4	0.4	0.4
Financial institutions	0.1	—	—	—	0.1	5.6	5.8	5.8
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	0.1	5.6	5.8	5.8
Corporates	0.3	—	—	—	—	4.9	5.2	5.2
of which, credit insurance from -insurance companies	—	—	—	—	—	0.7	0.7	0.7
of which, other guarantees	0.3	—	—	—	—	4.2	4.5	4.5
Total hedged exposures	71.3	1.6	—	—	2.5	105.2	180.6	180.6
Unhedged exposures[2]	20.0	10.4	2.6	5.4	36.6	116.9	191.9	124.3
Total	91.3	12.0	2.6	5.4	39.1	222.1	372.5	304.9

	December 31, 2020
								whereof subject
			Multilateral					to the write-down
	Central	Regional	development	Public	Financial			requirement in
Skr bn	government	governments	banks	Sector Entity	institutions	Corporates	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	56.8	1.4	—	—	—	98.9	157.1	157.1
of which, guarantees issued by the EKN	56.1	1.4	—	—	—	89.1	146.6	146.6
of which, guarantees issued by other export credit agencies	0.7	—	—	—	—	6.8	7.5	7.5
of which, other guarantees	—	—	—	—	—	3.0	3.0	3.0
Regional governments	—	—	—	—	4.0	0.3	4.3	4.3
Multilateral development banks	—	—	—	—	—	0.4	0.4	0.4
Financial institutions	0.0	—	—	—	—	7.9	7.9	7.9
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.0	—	—	—	—	7.9	7.9	7.9
Corporates	—	—	—	—	—	3.5	3.5	3.5
of which, credit insurance from -insurance companies	—	—	—	—	—	0.6	0.6	0.6
of which, other guarantees	—	—	—	—	—	2.9	2.9	2.9
Total hedged exposures	56.8	1.4	—	—	4.0	111.0	173.2	173.2
Unhedged exposures[2]	28.1	7.9	3.1	4.3	23.0	119.9	186.3	130.5
Total	84.9	9.3	3.1	4.3	27.0	230.9	359.5	303.7
1	Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.
2	Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 22.8 billion (2020: Skr 26.1 billion) for corporates, Skr 0.0 billion (2020: Skr 0.6 billion) for financial institutions and Skr 0.0 billion (2020: Skr 0.1 billion) for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2021
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	1.0	0.0	—	—	0.3	9.0	10.3
United Kingdom	—	—	—	—	2.0	7.4	9.4
Germany	3.1	—	—	5.2	0.3	0.2	8.8
Norway	—	—	—	—	1.9	4.7	6.6
Austria	4.3	—	—	—	1.8	—	6.1
Denmark	—	—	—	0.2	3.1	1.8	5.1
Spain	—	—	—	—	0.5	4.5	5.0
Netherlands	—	—	—	—	3.3	0.6	3.9
France	—	—	—	—	2.0	1.8	3.8
Luxembourg	0.6	—	2.6	—	—	—	3.2
Poland	—	—	—	—	—	2.8	2.8
Italy	—	—	—	—	0.0	2.4	2.4
Belgium	1.2	—	—	—	—	0.3	1.5
Portugal	—	—	—	—	—	0.9	0.9
Ireland	—	—	—	—	0.1	0.3	0.4
Serbia	—	—	—	—	—	0.4	0.4
Lithuania	—	—	—	—	—	0.3	0.3
Russian Federation	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	10.2	0.0	2.6	5.4	15.4	38.1	71.7

	December 31, 2020
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	2.4	0.0	0.3	—	0.1	6.2	9.0
Germany	2.2	—	—	4.3	0.3	—	6.8
Spain	—	—	—	—	0.4	5.7	6.1
Austria	4.1	—	—	—	1.6	—	5.7
United Kingdom	—	—	—	—	2.2	2.7	4.9
Norway	—	—	—	—	0.1	4.6	4.7
Denmark	0.8	—	—	—	2.0	1.7	4.5
Luxembourg	1.0	—	2.8	—	—	—	3.8
France	—	—	—	—	2.1	1.4	3.5
Netherlands	1.0	—	—	—	1.5	0.5	3.0
Italy	—	—	—	—	—	2.9	2.9
Poland	—	—	—	—	—	2.9	2.9
Belgium	1.2	—	—	—	0.0	0.2	1.4
Belarus	—	—	—	—	—	1.3	1.3
Switzerland	—	—	—	—	—	1.2	1.2
Portugal	—	—	—	—	—	0.7	0.7
Ireland	—	—	—	—	0.1	0.3	0.4
Serbia	—	—	—	—	—	0.3	0.3
Russian Federation	—	—	—	—	—	0.2	0.2
Latvia	—	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.0	0.1	0.1
Ukraine	—	—	—	—	—	0.0	0.0
Total	12.7	0.0	3.1	4.3	10.6	33.0	63.7

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2021
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
Germany	3.7	—	—	5.2	1.1	0.3	10.3
Finland	1.5	0.0	—	—	0.4	6.3	8.2
France	4.5	—	—	—	1.9	1.4	7.8
United Kingdom	0.0	—	—	—	3.0	4.0	7.0
Norway	0.6	—	—	—	1.9	4.3	6.8
Austria	4.3	—	—	—	1.7	—	6.0
Denmark	0.2	—	—	0.2	3.2	1.8	5.4
Luxembourg	0.7	—	3.0	—	—	0.6	4.3
Netherlands	0.3	—	—	—	3.4	0.3	4.0
Belgium	1.2	—	—	—	0.8	0.9	2.9
Poland	2.6	—	—	—	—	0.2	2.8
Spain	—	—	—	—	1.3	1.0	2.3
Portugal	—	—	—	—	—	1.0	1.0
Ireland	—	—	—	—	—	0.6	0.6
Serbia	—	—	—	—	—	0.4	0.4
Switzerland	—	—	—	—	0.0	0.4	0.4
Lithuania	—	—	—	—	—	0.3	0.3
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Italy	—	—	—	—	0.0	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	19.6	0.0	3.0	5.4	18.8	24.4	71.2

	December 31, 2020
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
Finland	2.5	0.1	0.3	—	0.2	5.8	8.9
Germany	3.0	—	—	4.2	1.0	0.4	8.6
France	4.8	—	—	—	2.6	0.6	8.0
United Kingdom	0.0	—	—	—	3.2	3.8	7.0
Austria	4.1	—	—	—	1.6	—	5.7
Denmark	1.0	—	—	—	2.5	1.7	5.2
Norway	0.2	—	—	—	0.2	4.4	4.8
Luxembourg	1.0	—	3.2	—	—	0.4	4.6
Netherlands	1.3	—	—	—	1.6	0.3	3.2
Poland	2.9	—	—	—	—	0.0	2.9
Belgium	1.1	—	—	—	0.7	0.7	2.5
Spain	—	—	—	—	1.3	0.6	1.9
Switzerland	—	—	—	—	0.1	0.7	0.8
Portugal	—	—	—	—	—	0.7	0.7
Ireland	—	—	—	—	—	0.6	0.6
Serbia	—	—	—	—	—	0.3	0.3
Latvia	—	—	—	—	0.2	—	0.2
Iceland	—	—	—	—	—	0.1	0.1
Italy	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	0.0	0.1	0.1
Total	21.9	0.1	3.5	4.2	15.2	21.3	66.2

Corporate exposures, broken down by industry1

	December 31,2021		December 31,2020
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	76.2	14.8	81.4	15.1
Industrials	44.7	41.6	43.2	42.1
Consumer goods	32.3	27.5	37.9	27.3
Materials	23.4	16.1	25.6	10.7
Finance	21.8	10.1	24.3	19.0
Utilities	19.5	9.2	12.0	4.8
Healthcare	2.8	2.5	4.8	3.8
Energy	1.2	0.1	1.2	0.1
Other	0.2	0.2	0.5	0.2
Total	222.1	122.1	230.9	123.1
1	In accordance with the reporting standard (GICS).

Market risk

Market risk is the risk of loss or changes in future earnings due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. A distinction is made between market risk of non-market valued assets and liabilities and fair valued assets and liabilities. Market risk includes price risk in connection with sales of assets or the closing of exposures.

Risk management

SEK’s Board establishes SEK’s appetite and strategy for market risk, which clearly define and limit the permissible exposure to market risk. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Chief Risk Officer decides on the method for measuring market risks and proposes changes in limit structures in connection with reviews of risk appetite and limits. SEK’s risk appetite for market risk is low, and the strategy for managing market risk aims to ensure a stable net interest income.

SEK conducts no active trading, and the intention is to hold all assets and liabilities to maturity. The Company borrows funds by issuing bonds or other debt instruments which, regardless of the market risk exposures in the bonds, are hedged by being swapped via derivatives to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at floating interest rates, or alternatively through derivatives at a floating rate, or to ensure that SEK has adequate liquidity in the form of liquidity investments and liquidity reserves. The duration of available funding matches the duration of lending and the maturity profile of liquidity investments is adapted to ensure that funds are available for committed undisbursed loans.

Unrealized changes in fair value affect the value of SEK’s assets and liabilities and impact both earnings and SEK’s own funds. SEK’s largest net exposures are towards changes in interest rates, basis spreads and credit spreads. Those risks are managed by having established limits and daily limit monitoring. Interest rate- and currency risk excluding unrealized changes in fair value are kept low by matching assets and liabilities or through the use of derivatives. In addition, accrued gains and losses in foreign currency are regularly converted to Swedish kronor.

Market risk exposures are measured and reported on a daily basis to the CEO, and the Board’s Finance and Risk Committee at scheduled meetings. Cases where limits are exceeded are escalated without delay to the CEO, and the Board’s Finance and Risk Committee.

Risk measurement

The following describes how SEK measures market risk internally. The government compensates SEK for all interest-rate differentials, borrowing costs and net foreign-exchange losses within the CIRR-system (see note 1). The CIRR-system is therefore reported separately.

Risk to net interest income

The risk to net interest income (NII) pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and repricing periods, as well as cases where funding and lending are not matched in terms of currency and where those imbalances are managed by the use of derivatives. The primary way of measuring the risk to NII is by shifting all interest rates 100 basis points and all cross-currency basis spreads 20 basis points over the next 12-month period. At the end of 2021, the risk to NII from changes in interest rates and cross-currency basis spreads amounted to Skr 200 million (year-end 2020: Skr 271 million).

Value-at-Risk and stressed Value-at-Risk

SEK uses stressed Value-at-Risk (sVaR) as the primary market risk metric regarding unrealized value changes. Value-at-Risk (VaR) is a statistical technique used to measure and quantify the level of financial risk over a specific time frame at a predefined confidence level. SEK uses a historical simulation VaR model that applies daily historic market movements from the past two years to current positions and estimates the expected loss for a time horizon of one day. Market parameters used as risk factors are interest rates, cross-currency basis spreads, credit spreads, FX rates, equities, commodity and equity indices as well as volatilities of swaptions, caps/floors, FX, equities and commodity and equity indices. VaR is calculated for SEK’s portfolio and separately for the liquidity portfolio for positions on the balance sheet that impact own funds.

Stressed VaR (sVaR) is calculated using the same risk factors and overall methodology as VaR, but where a one-year stressed period is applied instead. Stressed VaR is measured at a 99 percent confidence level. At the end of 2021, sVaR amounted to Skr 124 million (year-end 2020: Skr 100 million), the main risk drivers being basis spreads and interest rates.

Complementary stress tests

SEK regularly conducts stress tests by applying historically observed market movements (historical scenarios) and movements that potentially could occur in the future (hypothetical or forward-looking scenarios).

The hypothetical scenarios include interest rate chocks and reversed stress tests. Analyses of this type provide management with insight into the potential impact on SEK from significant movements in market risk factors or broader market scenarios, and continuously ensure that the risk measurement remains effective.

Risk-specific measures

The risk to NII,VaR, sVaR and stress tests are complemented with risk-specific measures, including interest-rate risk measures, spread-risk measures, and currency-risk measures. These are further described in the table below.

Market risk, type	Definition	Risk profile
Interest-rate risk regarding changes in the economic value of SEK’s portfolio (EVE)	The interest-rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves, as well as rotations of all yield curves.

The risk pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and fixed interest terms. The risk measurement captures the long-term impact of changes in interest rates.

Credit spread risk in assets

Credit spread risk in assets is calculated as the potential impact on SEK’s own funds, in the form of unrealized gains or losses, as a result of a 100 basis-point shift in the credit spreads for assets measured at fair value.

The risk is attributable to SEK’s liquidity portfolio.
Credit spread risk in own debt	Credit spread risk in own debt is calculated as the potential impact on SEK’s equity, in the form of unrealized gains or losses, resulting from a 20 basis points change in SEK’s own credit spreads.	The risk is attributable to SEK’s structured debt measured at fair value.
Cross-currency basis spread risk

The cross-currency basis spread risk measures the potential impact on SEK’s own funds, in the form of unrealized gains or losses, as a result of changes in cross-currency basis spreads by 20 basis points.

The risk is attributable to cross-currency basis swaps used by SEK to hedge the currency risk in the portfolio.
Currency risk

The risk is calculated as the change in value of all foreign currency positions excluding unrealized changes in fair value at an assumed ten percentage-point change in the exchange rate between the respective currency and the Swedish krona.

The foreign exchange position mainly arises on an ongoing basis due to differences between revenues and costs in foreign currency.
Tenor basis spread risk

Tenor basis spread risk measures the potential impact on SEK’s economic value, in the form of unrealized gains or losses, as a result of ten basis point shifts of interest rate curves of different tenors.

The risk is attributable to lending and borrowing with one and six month tenor which is not swapped to three month tenor.
Other risks (equity, commodity and volatility risks)

Equity risk, equity volatility risk, commodity risk, commodity volatility risk, FX volatility risk and interest-rate volatility risk all measures unrealized gains or losses and are calculated by stress tests of underlying indices or volatilities.

SEK’s interest-rate volatility risk is mainly attributable to interest rate floors in lending transactions, while equity and commodity risks, as well as FX volatility risks, only arise from structured borrowing. Although all structured cash flows are matched through a hedging swap, there could be an impact on SEK’s result. These risks are low, and arise because valuation of the bond, but not the swap, takes SEK’s own credit spread into account.

Risk monitoring

Market risks are measured, analyzed and reported to senior management on a daily basis. Cases where limits are exceeded are escalated without delay and managed pursuant to documented instructions. A more comprehensive analysis is conducted each month of how markets and risks have developed during the period. This is complemented with stress tests.

Risk information

For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report”.

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1)%.

	2021		2020
		of which, financial instruments		of which, financial instruments
		measured at fair		measured at fair
		value through profit or		value
Skr mn	Total	loss	Total	through profit or loss
Foreign currency	-268	162	-200	146
Swedish kronor	-109	121	-116	156
Total	-377	283	-316	302

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1)%.

	2021		2020
		of which, financial instruments		of which, financial instruments
		measured at fair		measured at fair
		value through profit or		value
Skr mn	Total	loss	Total	through profit or loss
Foreign currency	579	-165	592	-128
Swedish kronor	256	-115	306	-150
Total	835	-280	898	-278

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

	December 31, 2021			December 31, 2020
		Share at			Share at
	Exchange	year end,	Currency positions	Exchange	year end,	Currency positions
Currency	rate	%	at year end (Skr mn)	rate	%	at year end (Skr mn)
EUR	10.2431	1	-242	10.0181	1	-189
USD	9.0356	0	-50	8.1739	1	-148
JPY	0.0785	0	9	0.0793	0	-89
GBP	12.2119	0	-51	11.1683	0	-68
MXN	0.4408	1	-105	0.4117	1	-123
THB	0.2709	0	-4	0.2727	0	60
Other	—	0	-19	—	0	-12
Total foreign currency position		2	-462		3	-569

In accordance with SEK’s strategy for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 5 million (year-end 2020: Skr -48 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts (in millions of Swedish kronor).

Skr mn	December 31, 2021	December 31, 2020
Total assets	333,647	335,399
of which, denominated in foreign currencies	262,056	194,607
Total liabilities	312,839	315,335
of which, denominated in foreign currencies	262,518	195,176

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

Risk management

SEK’s Board has overall responsibility for liquidity and refinancing risks and establishes policy documents for liquidity risk management; in addition, the CEO establishes instructions for operational management. Liquidity risk is managed operationally by the Treasury function. Liquidity and refinancing risk is measured and reported regularly to the relevant managers, senior management, the CEO, and the Board and its committees.

SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. The Company includes the credit facility with the Swedish National Debt Office as available borrowing. The credit facility, granted by the government through the Swedish National Debt Office, amounted to Skr 200 billion (2020: Skr 200 billion) at the end of 2021. The credit facility may be used for financing the CIRR-system and also for commercial export credits up to Skr 15 billion (2020: Skr 15 billion). The credit facility shall function as a reserve to be used when the funding markets is not available. The credit facility has not been utilized during 2021.

Borrowed funds not yet used to finance credits must be invested in interest-bearing securities, also known as liquidity investments. The management of liquidity investments is regulated in the Financing- and liquidity Strategy established by the Board’s Finance and Risk Committee. The liquidity investments consist of the liquidity reserve and other investments, which together sums up to SEK’s liquidity portfolio. The size of the liquidity portfolio is adapted to cover outflows, outside the CIRR-system, attributable to: 1) committed undisbursed loans, 2) CSAs with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending. The target for SEK’s new lending capacity is to facilitate at least two months of new lending, in line with SEK’s estimated new lending requirements.

The maturity profile of liquidity investments is matched against the net of borrowing and lending. Investments must be made in assets of good credit quality. Such investments should take into account the liquidity of the investment under normal market conditions and the investment’s currency must comply with established guidelines. SEK intends to hold these assets to maturity and only divest them should circumstances so demand. The liquidity reserve, in which only securities regarded as highly liquid are included, accounts for a large portion of SEK’s liquidity investments. The purpose of the liquidity reserve is to safeguard SEK’s short-term solvency, and to fulfill the Company’s requirement for the lowest liquidity coverage ratio (LCR).

SEK’s borrowing strategy is regulated in the Financing- and liquidity Strategy Policy, which is established by the Board’s Finance and Risk Committee. For the purpose of ensuring access to short-term funding, SEK has revolving borrowing programs for maturities of less than one year, including a US Commercial Paper Program (UCP) and a European Commercial Paper program (ECP). SEK also has a swingline facility that functions as a back-up facility for SEK’s revolving borrowing program for maturities of less than one year. To secure access to substantial volumes of non-current borrowing, and to ensure that insufficient liquidity or investment appetite among individual borrowing sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets. With regard to maturity, no refinance risk is allowed.

SEK has a contingency plan for the management of liquidity crises, which is issued by the CFO. The plan describes what constitutes a liquidity crisis according to SEK and what actions SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making structure during a liquidity crisis. An internal and external communication plan is also included. The contingency plan is also closely linked to the results of the scenario analyses that are performed regularly, whereby various actions are taken to increase the release of cash and cash equivalents that have been analyzed with a preventive purpose.

Risk measurement

In the short term, liquidity risk is monitored mainly through measurement of the liquidity coverage ratio (LCR), which shows SEK’s highly liquid assets in relation to its net cash outflows for the next 30 calendar days. Cash-flow forecasts of up to one year are prepared regularly according to various scenarios. SEK’s policy for long-term structural liquidity risk is not to accept refinancing risk. Forecasts are made of the relationship between borrowing, including equity, and lending over time. A net stable funding ratio (NSFR) is also estimated. The NSFR measures the volume of available stable funding in relation to the need of stable funding. SEK also performs regular liquidity stress tests.

Risk monitoring

Liquidity risk is monitored through regular analysis and reporting to the Executive Committee, the Board’s Finance and Risk Committee, the Board of Directors and the Treasury function. Reports are submitted to the Board on a regular basis and cover monitoring of LCR, NSFR, internal metrics, liquidity portfolio composition and liquidity stress tests.

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2021”.

Liquidity reserve1

	December 31, 2021
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	23.0	4.4	4.8	13.7	0.1
Securities issued or guaranteed by municipalities or other public entities	15.8	8.0	1.6	6.2	—
Covered bonds issued by other institutions	12.9	12.9	—	—	—
Balances with National Debt Office	2.0	2.0	—	—	—
Total Liquidity Reserve	53.7	27.3	6.4	19.9	0.1

	December 31, 2020
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	29.9	12.1	6.1	11.1	0.6
Securities issued or guaranteed by municipalities or other public entities	12.1	7.9	0.3	3.9	—
Covered bonds issued by other institutions	7.5	7.5	—	—	—
Balances with National Debt Office	2.5	2.5	—	—	—
Total Liquidity Reserve	52.0	30.0	6.4	15.0	0.6
1	The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments by remaining maturity (“M”)

	Dec 31, 2021	Dec 31, 2020
M ≤ 1 year	84%	86%
1 year < M ≤ 3 years	16%	14%
M > 3 years	—	—

Key figures for liquidity risk

	Dec 31, 2021	Dec 31, 2020
LCR under EU Commission’s delegated act	463%	447%
NFSR	139%	135%

Liquidity investments by exposure type

Percent	Dec 31, 2021	Dec 31, 2020
States and multilateral development banks	40	59
Local governments	23	20
Covered bonds	19	13
Financial institutions	15	8
Corporates	3	—

Contractual flows

	December 31, 2021
		Due	Due	Due	Due
	Due	1 month < 3	3 months < 1	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	months	year	years	years	years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	11,129	—	—	—	—	—	11,129	-1	11,128
Treasuries/government bonds	1,822	4,131	4,144	785	—	—	10,882	-10	10,872
Other interest-bearing securities except loans	7,647	10,909	17,511	9,913	—	—	45,980	-99	45,881
Loans in the form of interestbearing securities	77	1,532	7,529	14,427	15,220	11,329	50,114	-3,536	46,578
Loans to credit institutions	11,673	110	2,417	2,581	1,218	3,581	21,580	-805	20,775
Loans to the public	5,182	7,229	37,218	62,116	43,375	50,887	206,007	-25,719	180,288
Derivatives	497	1,336	2,154	2,470	691	2,486	9,634	-1,215	8,419
of which cash inflow in currency derivatives	912	13,274	21,973	41,766	5,075	4,071	87,071
of which cash outflow in -currency derivatives	-896	-12,596	-20,645	-39,925	-4,786	-3,373	-82,221
Total	38,027	25,247	70,973	92,292	60,504	68,283	355,326	-31,385	323,941
of which derivatives in hedge relationship	-7	205	374	688	222	1,597	3,079	-418	2,661

	December 31, 2021
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-5,230	—	—	—	—	—	-5,230	—	-5,230
Borrowings from the public	—	-9,998	—	—	—	—	-9,998	-2	-10,000
Debt securities issued	-13,587	-26,300	-52,343	-128,316	-42,130	-41,864	-304,540	24,770	-279,770
Derivatives	-358	101	-206	-4,139	-1,637	-4,210	-10,449	-4,280	-14,729
of which cash inflow in currency derivatives	888	16,122	10,459	8,188	8,942	5,107	49,706
of which cash outflow in -currency derivatives	-952	-17,618	-10,981	-8,886	-8,964	-5,454	-52,855
Total	-19,175	-36,197	-52,549	-132,455	-43,767	-46,074	-330,217	20,488	-309,729
of which derivatives in hedge relationship	41	201	-61	-1,864	-345	-830	-2,858	-688	-3,546
Commitments
Committed undisbursed loans	-238	-1,938	-14,890	-22,498	970	38,594
Liquidity surplus (+)/ deficit (-)	18,614	-12,888	3,534	-62,661	17,707	60,803	25,109
Accumulated liquidity surplus (+)/deficit (-)	18,614	5,726	9,260	-53,401	-35,694	25,109	25,109

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has outstanding binding offers of Skr 1.5 billion as well as additional available funds consisting of a credit facility with the Swedish National Debt Office of Skr 200 billion (2020 : Skr 200 billion). The credit facility can be used for the State’s export credit support (CIRR) or commercial export financing up to Skr 15 billion (2020: Skr 15 billion). In December, 2021, the credit facility was renewed through the end of 2022, but decreased to Skr 175 billion, of which Skr 13 billion can be used for commercial export financing. With regard to deficit in cash flow with maturity between one to three months and one to three years, SEK has the intention to refinance these through borrowing on the financial market.

Assets with repayments subject to notice are assumed to occur on the maturity date. Derivatives with payments subject to notice are assumed to be repaid at maturity date regardless of whether SEK or the counterparty has the rights to invoke repayments. Liabilities where only SEK has the right to early repayments are assumed to be repaid at maturity date. Embedded financial derivatives in financial assets and liabilities have been handled in the same way as their host contracts. It is unlikely that the applied precautionary principle regarding cash flows on derivatives will be a real outcome. Cash collateral according to collateral agreements for derivative contracts is assumed to mature within the first maturity interval. Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”. The following items other than financial instruments have an approximate expected recovery time of less than 12 months: other assets; prepaid expenses; accrued revenue; other liabilities; accrued expenses and prepaid revenue. All other balance-sheet items other than financial instruments have an approximate expected recovery time of 12 months or more.

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2020
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	> 5 years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	2,801	—	—	—	—	—	2,801	561	3,362
Treasuries/government bonds	—	10,204	10,857	1,190	—	—	22,251	15	22,266
Other interest-bearing securities except loans	1,639	6,932	17,975	6,585	500	—	33,631	-80	33,551
Loans in the form of interest-bearing securities	68	6,053	3,928	17,211	14,307	12,116	53,683	-2,903	50,780
Loans to credit institutions	66	219	3,437	3,556	1,129	1,166	9,573	21,742	31,315
Loans to the public	3,798	8,998	29,475	57,960	44,105	41,094	185,430	-13,868	171,562
Derivatives	84	534	1,276	1,887	1,289	1,919	6,989	574	7,563
of which cash inflow in currency derivatives	2,635	8,812	4,987	11,682	3,799	7,478	39,393
of which cash outflow in-currency derivatives	-2,470	-8,192	-4,377	-10,376	-3,087	-6,582	-35,084
Total	8,456	32,940	66,948	88,389	61,330	56,295	314,358	6,041	320,399
of which derivatives in hedge relationship	-6	49	353	813	261	632	2,102	1,213	3,315

	December 31, 2020
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit -institutions	-58	-147	-518	-851	-300	-68	-1,942	-1,544	-3,486
Borrowings from the public	—	-2	-4	-9,999	—	—	-10,005	5	-10,000
Debt securities issued	-4,486	-31,436	-64,938	-125,810	-36,557	-17,447	-280,674	6,698	-273,976
Derivatives	-1,206	-3,333	-4,288	-2,192	-440	-39	-11,498	-13,897	-25,395
of which cash inflow in currency derivatives	1,105	20,400	49,648	8,472	2,802	1,842	84,269
of which cash outflow in -currency derivatives	-1,201	-23,333	-53,894	-9,215	-3,302	-1,828	-92,773
Total	-5,750	-34,918	-69,748	-138,852	-37,297	-17,554	-304,119	-8,738	-312,857
of which derivatives in hedge relationship	-8	-26	-143	-371	-196	22	-722	248	-474
Commitments
Committed undisbursed loans	-4	-2,001	-4,633	-9,897	-13,936	76,724
Liquidity surplus (+)/ deficit (-)	2,702	-3,979	-7,433	-60,360	10,097	115,465	56,492
Accumulated liquidity surplus (+)/deficit (-)	2,702	-1,277	-8,710	-69,070	-58,973	56,492	56,492

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

Risk information

For a supplementary and expanded account of the operational risk related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2021”.

Sustainability risk

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively in respect of ethics, corruption, cli-mate and the environment, human rights and labor conditions. Human rights includes the child rights perspective, labor conditions encompasses gender equality and diversity. Ethics is included in tax transparency.

Sustainability risk means that SEK's risk concept is broadened to also include how the environment, including the climate is affected by SEK's operations. Sustainability risk can also affect other types of risk, such as credit risk and is both a non-financial and financial risk for the company.

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

SEK performs stress tests for climate-related transitions risk annually. The results of the scenario analyses and stress tests are reported to the Executive Committee and to the Finance and Risk Committee.

Risk information

For a supplementary of the sustainability risk related information, refer to the separate risk report,“Capital Adequacy and Risk Management (Pillar 3) Report 2021”.

Note 27. Transactions with related parties

SEK defines related parties to the Parent Company and the Group as:

the shareholder, i.e., the Swedish government
companies and organizations that are controlled through a common owner, the Swedish government subsidiaries
key management personnel
other related parties

The Swedish government owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 44 percent (year-end 2020: 39 percent) of the Company’s loans outstanding on December 31, 2021, were guaranteed by the Swedish government. The remuneration to EKN for the guarantees paid by SEK during 2021 amounted to Skr 45 million (2020: Skr 26 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR system), and the government’s previous concessionary credits system, refer to Note 1 (f) and Note 24.

SEK has a Skr 200 billion (2020: Skr 200 billion) credit facility with the Swedish National Debt Office, which can be used for State´s export credit support (CIRR) or commercial export financing up to Skr 15 billion (2020: Skr 15 billion). SEK has utilized Skr 10 billion (2020: Skr 10 billion) of the credit facility by December, 2021. In December, 2021, the credit facility was renewed through the end of 2022 but decreased to Skr 175 billion, of which up to Skr 13 billion can be used for commercial export financing.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits, in the form of direct or pass-through loans, to entities related to the State. Transactions with such counterparties are conducted on the same terms, including interest rates and repayment schedules, as transactions with unrelated parties. The Group’s and the Parent Company’s transactions do not differ significantly. There are no internal transactions between the Parent Company and the subsidiary. For further information see Note 1 (d), Basis of consolidation and Note 15.

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

	2021
			Companies and
			organizations -controlled
	The shareholder,		through a common owner,
	the Swedish government		the Swedish government		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	2,000	—	—	—	2,000	—
Treasuries/government bonds	1,250	-7	—	—	1,250	-7
Other interest-bearing securities except loans	—	—	5,175	0	5,175	0
Loans in the form of interestbearing securities	—	—	2,600	33	2,600	33
Loans to credit institutions	—	—	1,719	23	1,719	23
Loans to the public	—	—	1,419	9	1,419	9
Settlement claim against the State[1]	7,209	—	—	—	7,209	—
Total	10,459	-7	10,913	65	21,372	58
Borrowing from the public	10,000	—	—	4	10,000	4
Other liabilities	147	—	—	—	147	—
Total	10,147	—	—	4	10,147	4

	2020
			Companies and
			organizations controlled
	The shareholder,		through a common owner,
	the Swedish government		the Swedish government		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	2,500	—	—	—	2,500	—
Treasuries/government bonds	9,573	-21	—	0	9,573	-21
Other interest-bearing securities except loans	—	—	1,000	2	1,000	2
Loans in the form of interestbearing securities	—	—	2,600	31	2,600	31
Loans to credit institutions	—	—	2,108	45	2,108	45
Loans to the public	—	—	1,565	27	1,565	27
Settlement claim against the State[1]	12,359	—	—	—	12,359	—
Total	24,432	-21	7,273	105	31,705	84

Borrowing from the public	10,000	—	—	—	10,000	—
Other liabilities	95	—	—	10	95	10
Total	10,095	—	—	10	10,095	10
1	For information about “Settlement claim against State” see Note 16 and Note 24.

Note 28. Events after the reporting period

On January 1, 2022, the Law on risk tax for credit institutions was introduced. SEK's cost is estimated to Skr 109 million for 2022 and Skr 133 million for 2023.

On January 14, 2022, Maria Simonson was recruited as Head of Sustainability at SEK. Maria Simonson will take up her position on April 1, 2022.

On February 2, 2022, it was announced that Lars Linder-Aronson, SEK's current Chairman of the Board, will resign at the Annual General Meeting on March 24, 2022, after eleven years of service. The Government Offices proposes that Lennart Jacobsen be elected new Chairman of the Board.

Note 29. Risk and capital management

The Risk and capital management section addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, refer to Note 25 and Note 26, respectively. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2021”, available at www.sek.se.

Events in 2021

2021 continued to be dominated by the COVID-19 pandemic but a relatively strong economic recovery was also noted. Economic indicators were at historic highs and in many stock markets indices climbed more than 20 percent. The rapid recovery created capacity constraints and disruptions in company supply chains, and inflation started to rise in the second quarter of 2021. In January 2022, the World Bank lowered its growth forecast for the world economy from the 4.3 percent predicted in the summer to 4.1 percent.

Sweden's economy and exporters have posted a strong recovery. In 2021, SEK had confirmed losses of Skr 52 million on exposures that were already largely included in provisions. In 2021, provisions for expected credit losses were down compared to the preceding year.

SEK’s capital adequacy remains strong. At the end of the year, the total capital ratio was 21.6 percent (2020: 21.8 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio amounted to 21.6 percent (2020: 21.8 percent).

SEK’s total exposures have increased since the end of 2020 due to increased lending volumes, with the main increase being net exposures to institutions. The leverage ratio amounted to 9.3 percent (2020: 5.8 percent) at year end. The year-on-year increase in the leverage ratio was attributable to relief provided in the CRR II pertaining to export credits.

SEK’s largest financial risks are credit risk in the amount of Skr 6.0 -billion (2020: Skr 6.1 billion), market risk in the amount of Skr 1.2 billion (2020: Skr 1.1 billion) and operational risk in the amount of Skr 0.2 billion (2020: Skr 0.2 billion) in line with internally assessed capital adequacy.

The Swedish National Debt Office has updated the minimum requirement for own funds and eligible liabilities (MREL) according to the new MREL regulation. SEK is deemed systemically important to the Swedish financial system and shall also meet part of the requirement using own funds and subordinated eligible instruments. SEK is in compliance with minimum levels as well as target levels set out for 2022. In order to comply with the requirement after the transitional period ending 1 January 2024, SEK needs to issue at least Skr 9 billion in subordinated eligible debt (senior non-preferred) during 2022 and 2023.

The market functioned well in 2021 with good access to liquidity in the system. SEK had good liquidity during the year and the capacity for managing operational and structural liquidity risk has been favorable. This was confirmed, inter alia, by new lending capacity, which amounted to 4 months (2020: 3 months), and by the liquidity coverage ratio (LCR), which was 463 percent (2020: 447 percent) at year end. The net stable funding ratio (NSFR) amounted to 139 percent (2020: 135 percent) at year end.

Capital target

The Company’s capital target, which is one of the principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that regulatory requirements are met, even in the event of deep economic declines. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. The capital target for SEK's total capital ratio shall amount to between two (2) and four (4) percentage points over the requirement communicated by Finansinspektionen (the Swedish FSA). Moreover, SEK's Common Equity Tier 1 ratio shall be in total at least four (4) percentage points above the requirement communicated by the Swedish FSA.

As part of the most recent review and evaluation process, as of September 29, 2021, the Swedish FSA informed SEK that in addition to the capital requirement pursuant to Regulation (EU) No. 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk exposure amount and 0.15 percent of the total exposure measure for the leverage ratio. The risk-based Pillar 2 guidance and the leverage ratio guidance can both only be met with Common Equity Tier 1 capital. Pillar 2 guidance does not comprise a binding requirement.

On December 31, 2021, SEK’s total capital ratio requirements including Pillar 2 guidance, and CET1 ratio requirements including Pillar 2 guidance, amounted to 15.7 percent and 10.6 percent respectively (year-end 2020: 14.9 percent and 9.5 percent respectively). The requirements, including Pillar 2 guidance, should be compared to a total capital ratio and CET1 ratio that amounted to 21.6 percent on December 31, 2021 (year-end 2020: 21.8 percent).

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

SEK’s liquidity strategy entails that the Company secures financ-ing that, at the very least, has the same maturities as the funds that it lends. SEK uses derivatives to maintain market risk at a low level and with the aim of ensuring stable net interest income.

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, a shared approach and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework, see the Risk Framework illustration.

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

Risk appetite

The Board decides on the Company’s risk appetite, which is to encompass all of the Company’s significant risk classes and to express the outer limits for the business operations. The risk appetite must specify the risk measurements that, in the opinion of the Board, provide information that is sufficient for the members of the Board to be well informed about the type and scope of the Company’s risks. The risk appetite is strongly connected to the Company’s loss capacity and thus to its equity. At least on a quarterly basis, the Board is provided with a comprehensive update of the risk exposures’ relationship to the risk appetite.

Refer also to the table Detailed risk statement, where the risk appetite by risk class is described in detail.

Risk governance

The Board of Directors has ultimate responsibility for governing and monitoring risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines the overall risk governance by taking decisions on such matters as risk appetite and risk strategy. The Board also decides on risk policy and on matters of considerable importance to credit granting. For a detailed description of the Board of Directors’ rules of procedure, refer to the Corporate Governance Report.

SEK has organized risk management and risk control in accordance with the principle of three lines of defense in the form of clear-cut separation of responsibility between the commercial and support operations that own the risks, the control functions that independently identify and monitor the risks and an internal audit function, which reviews the control functions; see the illustration below.

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

Internal capital and liquidity assessment processes

The internal capital adequacy assessment process is an integral part of SEK’s strategic planning. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet the regulatory requirements under both normal and stressed financial conditions and to support SEK’s credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or can be exposed to. The capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate level of capital. Capital adequacy assessments are conducted for the forthcoming three-year period at a minimum.

To arrive at an adequate capitalization level that also applies under stressed financial conditions, an analysis is conducted into how the capitalization is affected by stress in global financial markets, as well as of other factors that impact SEK’s business model and net risk exposure.

When SEK performs internal capital adequacy assessments, it applies methods other than those used for the Swedish FSA’s capital requirement. The assessments are based on SEK’s internal calculation of economic capital, which captures all of the specific risks to which SEK’s operations are exposed, including risks over and above those included in the Swedish FSA’s capital requirement.

In addition to the internal capital adequacy assessment, SEK also estimates the total capital requirement as determined for SEK by the Swedish FSA in its annual review and evaluation process. The capital adequacy assessment estimated by the Swedish FSA is a minimum requirement for SEK’s own funds.

Refer also to the information about Pillar 2-guidance in the Capital target section on page 34. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA.

In addition to the internal capital adequacy assessment process, SEK performs in-depth liquidity analysis. During the planning period, the liquidity requirement and its composition in terms of liquidity requirements for different currencies, among other items, are evaluated to ensure the Company has adequate liquidity to implement the business plan and meet regulatory requirements. In SEK’s assessment, the Company has liquidity that well exceeds liquidity needs during the planning period.

For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2021”, available at www.sek.se.

SEK's risk framework

The risk framework encompasses the entire operations and is ultimately governed by SEK's mission.

Capital target
Risk Appetite, Risk Strategy, Risk Policy
Risk Culture, Instructions, Processes, Limits
Risk management process
(Identification – Measurement – Governance – Reporting – Monitoring)
Owner
The Board
CEO, CEO's Credit Committee, CEO's Risk and Compliance Committee

For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2021”, available at www.sek.se.

Detailed risk statement

Risk class	Risk management	Risk profile	Risk appetite	Proportion of Economic capital

Credit risk

Credit risk is the risk of default on debt that may arise from a borrower failing to make required payments. A credit risk can be of the following types:

Credit default risk – The risk of loss arising from a debtor being unlikely to pay its loan obligations in full or the debtor is more than 90 days past due on any material credit obligation. Default risk may impact all credit-sensitive transactions, including loans, securities and derivatives.

Concentration risk – The risk associated with any single exposure or group of exposures. It may arise in the form of single-name concentration, geography or industry concentration.

Country risk – The risk of loss arising from a sovereign state freezing foreign currency payments (transfer/conversion risk) or when it defaults on its obligations (sovereign risk).

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

		SEK’s lending portfolio is of a high credit quality. The Company’s mission naturally entails certain concentration risks, such as geographical concentration risk in Sweden. The net risk is principally limited to counterparties with high creditworthiness, such as export credit agencies (ECAs), major Swedish exporters, banks and insurers. SEK invests its liquidity in high credit quality securities, primarily with short maturities.	Moderate (SEK’s risk appetite for credit risk is higher than other risks.)	64.5%
Liquidity risk Liquidity and refinancing risk is the risk, within a defined period of time, of the company not being able to refinance its existing assets or being unable to meet the need for increased liquidity. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices in order to meet payment commitments. Liquidity risk encompasses refinancing risk and market liquidity risk.	SEK must have diversified funding to ensure that funding is available through maturity for all credit commitments — credits outstanding as well as agreed but undisbursed credits. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.	SEK has secured funding for all its credit commitments, including those agreed but not yet disbursed. In addition, the size of SEK’s liquidity investments allow new lending to continue at a normal pace, even during times of stress. As a consequence of SEK having secured funding for all its credit commitments, the remaining term to maturity for available funding is longer than the remaining term to maturity for lending.	Low	—
Market risk Market risk is the risk of loss or change in future net income resulting from, for example, changes in interest rates, exchange rates, commodity prices or share prices. Market risk includes price risk in connection with sales of assets or the closing of exposures.	SEK conducts no active trading. The core of SEK’s market risk strategy is to borrow funds in the form of bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or to ensure that SEK has sufficient liquidity. The aim is to hold assets and liabilities to maturity.	SEK’s business model leads to exposures towards market movements, mainly to credit spreads, cross-currency basis spreads, interest rates and foreign exchange rates.	Low	13.3%

Risk class	Risk management	Risk profile	Risk appetite	Proportion of Economic capital

Operational risk Operational risk is the risk of losses resulting from inappropriate, inadequate or faulty internal processes or procedures, systems, human error, or from external events. Operational risk includes legal, IT and information security risk.	SEK manages the operational risk on an ongoing basis through mainly efficient internal control procedures, performing risk analysis before changes, focus on continuous improvements and business continuity management. Costs to reduce risk exposures must be in proportion to the effect that such measures have.	Operational risks arise in all parts of the business. The vast majority of incidents that have occurred are minor events that are rectified promptly within each function. Overall operational risk is low as a result of effective internal control measures and a focus on continuous improvement.	Low	2.4%
Compliance risk Compliance risk is the risk of failure to meet obligations pursuant on the one hand to legislation, ordinances and other regulations, and on the other hand to internal rules.	SEK works continuously to develop tools and knowledge to help identify the company’s compliance risks. The company analyses and monitors compliance risks with the intention of continuously reducing the risk of non-compliance with regulations pertaining to operations requiring permits.	SEK’s operations lead to exposure to the risk of failing to comply with current regulatory requirements and ordinances in markets in which the company operates.	Low	-
Business and strategic risk Strategic risk is the risk of lower revenue because strategic initiatives fail to achieve the pursued results, inefficient organizational changes, improper implementation of decisions, unwanted effects from outsourcing, or the lack of adequate response to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors. Business risk is the risk of an unexpected decline in revenue resulting from, for example, changes to competitive conditions with a decrease in volumes and/or falling margins.	SEK’s executive management is responsible for identifying and managing the strategic risks and monitoring the external business environment and developments in the markets in which SEK conducts operations and for proposing the strategic direction to the Board. A risk analysis in the form of a self-assessment concerning strategic risk is to be conducted each year.	SEK’s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives: (1) the impact of these reforms on SEK’s business model; and (2) the requirements on the organization resulting from increased regulatory complexity.	Low to moderate	-
Sustainability risk Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively with respect to business ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child rights perspective; labor conditions encompasses gender equality and diversity; and ethics includes tax transparency.	Sustainability risks are managed according to a risk-based approach. In cases of heightened sustainability risk, a detailed sustainability review is performed and measures could be required in order to mitigate environmental and social risks. Requirements are based on national and international regulations and guidelines within the areas of environment and climate, anti-corruption, human rights including labor conditions and business ethics including tax.	SEK is indirectly exposed to sustainability risks in connection to its lending activities. High sustainability risks could occur in financing of large projects or businesses in countries with high risk of corruption or human rights violations.	Low to moderate	-

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Magnus Montan
Magnus Montan, Chief Executive Officer

Stockholm, Sweden

February 24, 2022