Form 20-F
period 2022-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2023-02-28
CIK 352960

As filed with the Securities and Exchange Commission on February 28, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

or

☐     Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐     Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report …………………

For the transition period from                 to

Commission file number: 001-08382

AKTIEBOLAGET SVENSK EXPORTKREDIT (PUBL)
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the consolidated statement of financial position of SEK and its subsidiaries as of December 31, 2022 and December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2021: Skr 10 million)” means that the relevant figure for 2021, or as of December 31, 2021, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations, capital reports and the annual report for the financial year of 2022, is available at www.sek.se/en/for-investors. None of the foregoing reports or presentations, nor any other information available on or accessible through SEK’s website is incorporated herein by reference.

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

Credit risk and counterparty credit risk

●	Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability and a resurgence of the COVID-19 pandemic), have had an, and could have a further, adverse effect on SEK’s operations and financial performance.
●	Disruptions in the financial markets or economic recessions have had an, and could have a further, adverse effect on SEK credit risk and counterparty credit risk.
●	SEK’s concentrated credit portfolio could have a material adverse effect on SEK’s business and/or its ability to repay its debts.

Operational risk

●	SEK is exposed to material operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.
●	A resurgence of the COVID-19 pandemic could have an adverse effect on SEK’s business and operations.

Financial risk

●	SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.
●	Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.
●	Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfil its obligations.
●	Fluctuations in foreign currency exchange rates could harm SEK’s business.

Sustainability risk

●	SEK is exposed to environmental, social and governance matters, such as climate change, corruption and human rights issues.
●	Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

Regulatory changes

●	Changes in laws, regulations or accounting standards may adversely affect SEK’s business.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required as this 20-F is filed as an annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required as this 20-F is filed as an annual report.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following section provides a description of the material risk factors that (i) could affect SEK’s businesses, results of operations and financial condition; and (ii) could cause SEK’s results to differ materially from those expressed in public statements or documents.

Credit risk and counterparty credit risk

Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability and a resurgence of the COVID-19 pandemic), have had an, and could have a further, adverse effect on SEK’s operations and financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially those pertaining to Sweden and Europe. Uncertainty remains concerning the outlook and the future economic environment globally, and in Sweden and Europe specifically, due to the ongoing Russia-Ukraine war, the aftermath of the COVID-19 pandemic and higher inflation, interest rates and recessionary concerns. In addition, future economic uncertainty, risk of high inflation, high interest rates and geopolitical tensions create uncertainty and volatility in the financial markets and if these negative global economic conditions persist or worsen, they can also amplify each other’s impact.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances – including, but not limited to, high inflation, high interest rates, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities –may have negative consequences for the companies and industries that SEK provides financing to as well as the financial condition of SEK’s financial counterparties and could, in addition to the other factors cited above, have material adverse effects on SEK’s business prospects, financial condition and/or the ability of the Company to fulfil its debt obligations.

Disruptions in the financial markets or economic recessions have had an, and could have a further, adverse effect on SEK credit risk and counterparty credit risk.

Credit and counterparty risk exposure is inherent in SEK’s business model. Dysfunctional and volatile financial markets or effects of an economic recession could have material negative effects on asset values and credit losses. As a financial institution, which lends money to customers globally, SEK’s business could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the United States, Asia and elsewhere around the world. The ongoing war in Ukraine could lead to further tensions and instability in financial markets, including significant volatility in commodity prices and supply of energy resources, supply chain disruptions, political and social instability as well as an increase in cyberattacks and espionage. In addition, a resurgence of the COVID-19 pandemic could have a material negative affect on economic growth and business operations across the global economy. Dysfunctional markets and an economic recession may affect business and consumer spending, bankruptcy rates and asset prices and could lead to SEK’s customers’ and counterparties’ increasing their demand for loans, becoming delinquent in their loan repayments or other obligations and ultimately losing their ability to fulfil their obligations towards SEK. For example, in the 2007/2008 financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Even though SEK to a large extent is covered by government export credit guarantees in its lending, there could be circumstances where dysfunctional markets and an economic recession could lead to an increase in SEK’s provisions for delinquent and defaulted debt and other provisions for non-guaranteed loans, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

SEK’s concentrated credit portfolio could have a material adverse effect on SEK’s business and/or its ability to repay its debts.

SEK’s credit portfolio has a composition that reflects the Swedish export industry. A large part of SEK’s exposures are covered by guarantees from the Swedish Export Credit Agency and other government export credit agencies within the Organisation for Economic Co-operation and Development (the “OECD”). However, SEK has some large exposures, without guarantees, to international export corporations that have high ratings. Even though these companies are large international corporations with high ratings they could be affected by, for example, disruption in supply chains, increases in prices, high interest rates, volatile capital markets and current geopolitical events. A default by any of these large corporations could lead to an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfil its debt obligations.

Operational risk

SEK is exposed to material operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s business is dependent on the ability to process complex transactions in an efficient and accurate manner. Operational risk for a financial institution such as SEK can arise from, for example, internal or external (outsourced or counterparties) system failures, failure in system development, loss of information, information security failures, such as data loss, cyberattacks, human errors by employees, failure to document transactions properly or to obtain proper internal authorizations, natural disasters, fraud related to money laundering, financing of terrorism, corruption or other criminal action. Western support of the ongoing war in Ukraine could further intensify cyberattacks targeting Swedish government activities and companies. A resurgence of the COVID-19 pandemic could lead to a high absence of staff and challenges due to remote working, which could amplify operational risks and limit operating capabilities. Although management of operational risk includes 24/7 surveillance of critical parts of the IT-systems and is designed to efficiently mitigate all material risk and to be compliant with regulatory requirements, the processes and systems in place could prove to be insufficient. This could have a material adverse effect on SEK and may lead to additional costs, losses or damages to SEK’s reputation, which may negatively affect customers’ and investors’ confidence in SEK, and consequently SEK’s business prospects, financial condition or the ability of the Company to fulfil its debt obligations.

SEK has in the past incurred additional costs related to the enhancement of its IT-system due to increased regulatory burdens. If SEK were to fail to comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts are not properly drafted, this could result in SEK not being able to effectively seek recourse under such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK. SEK’s reputation could also be damaged if SEK were to fail to comply with applicable legislation and best practices or in any other way were to fail to meet its commitments and expectations.

A resurgence of the COVID-19 pandemic could have an adverse effect on SEK’s business and operations.

While production and supply are being restored globally after the COVID-19 pandemic there is still a risk for a spread of new mutations of the virus or new or different viruses. A resurgence of the pandemic could have a material negative affect on economic growth and business operations across the global economy and it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein. Such weakening of the economy could have a material adverse impact on the performance or operations of financial markets and counterparties to SEK and consequently impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity. In addition, SEK’s own operations have been and could further be affected by high absence of staff and challenges due to remote working, which could amplify operational risks and limit operating capabilities. The impact a resurgence of the COVID-19 pandemic could have on SEK’s operational and financial performance will depend on multiple unknown factors, including the timing, duration and spread of any future outbreaks, the length and timing of government restrictions and travel limitations, mitigating actions taken by governmental authorities in response to the pandemic as well as factors dependent on the effectiveness and timing of SEK’s mitigating actions. Even with governments, counterparties and SEK’s mitigating actions taken into account, the effect of a resurgence of the pandemic could have a material adverse effect on SEK’s business prospects, financial condition an/or the ability of the Company to fulfil its debt obligations.

Financial risk

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Increased market volatility, illiquid market conditions and disruptions in the credit markets, such as those observed during the spring of 2020 at the beginning of the COVID-19 pandemic, could make it difficult to value SEK’s assets and liabilities during certain periods. In particular, SEK is exposed to changes in the fair value of certain assets of liabilities due to unrealized gains and losses (e.g. in the form of changes in currency basis spread). Such changes in fair value could have a negative impact on SEK’s results as reported under IFRS.

Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of SEK’s assets or liabilities in future periods. Changes in asset prices can also lead to increased margin requirements for SEK’s derivative exposures. Furthermore, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at the time of sale and may be materially lower than such assets’ current fair value. Any of these factors could have an impact on the valuation of SEK’s assets and liabilities, and may therefore have an adverse effect on SEK’s results of operations, financial condition and/or the ability of the Company to fulfil its debt obligations.

Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments in an attempt to manage interest rate-, currency-, credit-, basis- and other market-related risks. If any of the variety of instruments and strategies SEK uses to hedge exposure to various types of risk is not effective, SEK may incur losses, which may have an adverse effect on SEK’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC (over-the-counter) derivatives, i.e., derivative contracts that are not traded on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty were to default on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that SEK will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including potentially as a result of a resurgence of the COVID-19 pandemic or variations thereof (including new strains or unforeseen new diseases or infections), may bring a challenge to the availability and effective hedging instruments or strategies. An inability to hedge any material risks could result in additional losses, which could have an adverse effect on SEK’s results of operations, financial condition and/or the ability of the Company to fulfil its debt obligations.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms may, have a negative impact on SEK’s profitability and its ability to fulfil its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers of similar standing to obtain financing. Although SEK has been able to finance its operations successfully to date, factors outside of SEK’s control may have material adverse effects on SEK’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the global outbreak of COVID-19, for example, global markets became extremely turbulent and volatile during the spring of 2020 and SEK experienced an increase in costs of funding through the international capital markets (as did other issuers during the same period). The same occurred as a result of the financial crisis in 2008. In both periods, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but that might not be possible in the future. This could result in more expensive access to the capital markets, which could in turn, have a material adverse effect on SEK’s results of operations.

An additional key factor influencing the cost and availability of financing is SEK’s credit rating. Although notes issued by SEK under several of its securities programs, including its U.S.$ Medium Term Notes Program, have favorable credit ratings from various credit rating agencies currently, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, prudential measures as well as government support and SEK’s public policy role. Although SEK’s owner (the Swedish State) has reaffirmed continued support for SEK’s current public policy role, there is a risk that this stance could change in the future. Deterioration in any one of these factors or any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If SEK were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely have a material adverse effect on SEK’s profit margins and earnings, and harm its overall liquidity and business and its ability to fulfil its debt obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, SEK faces exposure to adverse movements in foreign currency exchange rates. The adequacy of SEK’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of SEK’s foreign currency obligations. SEK’s exposure to foreign currency exchange risk is caused primarily by fluctuations in the Swedish krona (“Skr”)/United States dollar (“USD”) exchange rate and the Skr/Euro exchange rate. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” measures and potential withdrawals from common currencies and other currency control measures. Even though SEK carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to SEK could harm SEK’s business, its profitability and its ability to repay its debts. SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities, which could negatively affect SEK’s results of operations. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could have an adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Sustainability risk

SEK is exposed to environmental, social and governance matters, such as climate change, corruption and human rights issues.

Environmental, social and governance (“ESG”) related matters such as climate change, corruption and human rights issues pose risks to SEK’s business, its customers and the wider society. If SEK fails to meet evolving regulatory expectations or requirements relating to these matters, it could have regulatory compliance and reputational impact.

SEK analyzes and considers ESG risks, such as climate-related risks, risk of corruption and human rights issues, in business targets and lending decisions. Increased attention to ESG issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to costs related to compliance), impact SEK’s reputation or otherwise affect its business performance. SEK has to date and may in the future continue to take certain actions, including the establishment of ESG-related goals or targets, to address ESG issues. For example, in late 2021, the Board adopted SEK’s “Sustainability finance policy”, which stipulates basic principles for SEK’s lending. These principles also form the basis of the Company’s risk appetite for sustainability risk. There can be no assurances that SEK’s commitments will be achieved in the manner it currently intends, or at all, and any inability to satisfy such commitments or to meet societal expectations can result in negative impacts on SEK’s reputation or otherwise affect its business performance.

In addition, climate change could expose SEK to financial risks either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate. Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, storms, sea level rise, coastal erosion and subsidence. These risks could result in significant damage to SEK’s customers’ property or businesses or have a material impact on SEK’s customers’ business models, which in turn could negatively affect SEK’s costumers ability to pay amounts due on their debt. Transition risks arise from the process of adjustment towards a low-carbon economy. SEK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities SEK undertakes, as well as the risks associated with its lending portfolio, and the value of SEK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands.

In 2021, SEK’s Board of Directors adopted a number of climate targets for its operations, including that SEK’s lending portfolio should achieve net zero emissions by 2045, and that the proportion of green loans on the balance sheet should increase to 50 percent by 2030. In order to reach these targets or any other climate related ambitions or targets SEK may commit to in the future, SEK will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks SEK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt SEK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis may have a material and adverse impact on SEK’s reputation, business prospects, financial condition and/or the ability of the Company to fulfil its debt obligations.

Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

SEK grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant amount of SEK’s loans are guaranteed by the EKN and other government export credit agencies within the OECD, 69 percent as of December 31, 2022, SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the SEK’s net income and have a material adverse effect on the SEK’s business prospects, financial condition and/or the ability of the Company to fulfil its debt obligations.

Regulatory Risks

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

Furthermore, changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those applicable in Sweden), could materially and adversely affect SEK’s authorization to operate, its business, its financial condition or results of operation and/or the ability of the Company to fulfil its debt obligations. For example, as a result of legislative changes in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to the resolution fund to support the recovery of credit institutions, which adversely affected SEK’s results of operations.

The EU-wide framework for the recovery and resolution of credit institutions may reduce or impede SEK’s ability to obtain financing, cause the cost of funding to increase or impair SEK’s ability to fulfill its obligations.

As of January 1, 2022, a minimum requirement for own funds and eligible liabilities (MREL) target level was set for SEK by the Swedish National Debt office. The MREL will have to be met with own funds and senior non-preferred bonds (“SNP debt”) with a gradual implementation of the requirement until January 1, 2024, when the MREL levels become a formal regulatory requirement. SEK may experience difficulties in issuing SNP bonds or the interest rate on these bonds may be considerably higher than on other debt securities issued, which would negatively impact SEK’s profitability.

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

ITEM 4. INFORMATION ON THE GROUP AND THE PARENT COMPANY

A.   History and Development of the Group and the Parent Company

Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) is a “public limited liability company” under the Swedish Companies Act (2005:551). It is wholly owned by the Swedish State through the Ministry of Finance (“Sweden”, the “Swedish State” or the “State”).

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

Business Sweden New York

295 Madison Avenue,

Floor 40,

New York, NY 10017

Tel. No.: (212) 507-9001

www.business-sweden.com

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

SEK’s product offerings are aimed at Swedish exporters and their customers, and its customers are large and medium-sized Swedish exporters with sales exceeding Skr 500 million.

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

2022

●	For the full-year, SEK recorded higher net interest income, Skr 2,179 million (2021: Skr 1,907 million). During the year, a high new lending rate, rising interest rates in Swedish kronor and a weaker Swedish krona contributed to higher interest income. On January 1, 2022, a new risk tax on credit institutions was introduced in Sweden. Net interest income was negatively affected by the risk tax amounting to Skr 109 million.
●	The new lending volume in 2022 was Skr 133 billion (2021: Skr 77 billion), the highest ever new lending volume in the space of one year. New lending to Swedish exporters was Skr 50.3 billion in 2022 (2021: Skr 25.1 billion), and new lending to exporters’ customers amounted to Skr 82.9 billion in 2022 (2021: Skr 51.9 billion). The high level of new lending was primarily the result of high demand for working capital finance from large and medium-sized Swedish exporters, but also from increased demand for major export credits. Demand for financing from the defense industry, in particular, has shown a sharp rise.
●	There is a global need for investments in order to reach the reduced carbon emissions goals contained in the Paris Agreement on climate change. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. While the share of new green lending declined year-on-year, SEK’s ambition of being a force in the transition to a low-carbon economy remains firm. SEK’s focus on increasing the client portfolio and offering more companies access to Sweden’s export credit system has been highly successful. The number of clients increased 14 percent during the year compared to the full year 2021.
●	SEK’s new green lending totaled Skr 7.4 billion in 2022 (2021: Skr 11.5 billion).

●	SEK had a credit facility with the Swedish National Debt Office of up to Skr 175 billion in 2022. The credit facility can be used both within the current CIRR-system up to Skr 140 billion, and up to Skr 35 billion for commercial export financing. The credit facility was renewed in December 2022 through the end of 2023 by the Swedish Government in order to further enhance the ability to promote the Swedish export industry. SEK had not utilized the credit facility by December 31, 2022.
●	The Board of Directors of SEK (the “Board”) has resolved to propose the payment of a dividend of 20 percent of the year’s profit at the Annual General Meeting, corresponding to Skr 233 million (2021: Skr 414 million), which is in line with the Company’s dividend policy of 20-40 percent.
●	The Swedish Krona weakened sharply during the year against the USD and EUR. Broad index declines in stock markets indicated poorer times ahead. In Sweden, the economic indicators showed that the economy was moving towards a worsening trajectory.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the CIRR-system. With support from the State, SEK helps Swedish export companies compete with other export companies within OECD member countries that provide similar support from their respective domestic export credit agencies and where such export credit agencies also provide government-supported export credits. SEK also helps Swedish export companies compete with other export companies outside the OECD member countries. SEK’s lending, excluding the CIRR-system, faces competition from other Swedish and foreign financial institutions, as well as from the direct and indirect financing programs of exporters themselves.

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2022 and 2021:

	Year ended December 31,
Skr mn	2022	2021	Changes in percent
Total loans outstanding(A)	273,448	237,224	15%
of which CIRR-system	94,241	87,872	7%
Total debt outstanding	326,270	295,000	11%
of which CIRR-system	103,336	88,092	17%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

Lending Operations – General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2022:

	Year ended December 31,
Skr mn	2022	2021	Changes in percent
Offers of long-term loans accepted	133,181	76,988	73%
Total loan disbursements	-103,924	-96,881	7%
Total loan repayments	85,227	99,314	-14%
Total net increase/ (decrease) in loans outstanding	36,224	5,546	553%
Loans outstanding	273,448	237,224	15%
Loan commitments outstanding but undisbursed(A)	75,369	53,871	40%
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

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2022	2021	2020	2019	2018
Lending to exporters’ customers	145,049	127,943	111,628	121,165	119,467
of which CIRR-system	94,241	87,872	69,163	76,120	69,922

Lending to Swedish exporters	128,399	109,281	120,050	96,429	89,759
of which CIRR-system	—	—	—	—	—
Total	273,448	237,224	231,678	217,594	209,226
of which CIRR-system	94,241	87,872	69,163	76,120	69,922

Over half of the loan volumes granted by SEK are granted to purchasers of Swedish exports. Western European markets are the largest markets for exported Swedish goods by revenue. However, exports to other markets, including less developed markets, are also important. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure. The credit risk exposure policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure. SEK relies to a large extent on guarantees in its lending. For additional information on SEK’s approach to risk, see Note 26 and Note 30 to the Consolidated Financial Statements.

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

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2022	2021
Government export credit agencies	189.0	162.1
of which covered corporate exposures	108.1	90.1
of which covered exposures to financial institutions	6.7	0.0
of which covered exposures to regional governments	1.5	1.6
of which covered sovereign exposures	72.7	70.4

As of December 31, 2022, government export credit agencies guaranteed 43.1 percent (2021: 43.5 percent) of SEK’s total credit exposures.

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

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2022.

	Percentage of loan offers accepted
Currency in which loan is denominated	2022	2021
Swedish kronor	36%	38%
Euros	20%	19%
U.S. dollars	39%	37%
Other	5%	6%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 30 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2022 and December 31, 2021. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2022	2021
Loan credit exposure to Swedish State guarantees via EKN(A)	42%	45%
Loan credit exposure to Swedish credit institutions(B)	2%	2%
Loan credit exposure to foreign bank groups or governments(C)	6%	7%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	33%	31%
Loan credit exposure to municipalities	1%	1%
Loan credit exposure to other foreign counterparties, primarily corporations	16%	14%
Total	100%	100%

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

(B) At December 31, 2022, loans in this category amounting to approximately 26 percent (2021: 0 percent) of the total loans in this category represented loans to the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 74 percent (2021: 2 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2022, loans in this category consisted principally of obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2022, approximately 31 percent (2021: 10 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

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

Capital adequacy regulations

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee, referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the CRR (Regulation (EU) No 575/20 and the Capital Requirements Directive (Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC or the “CRD IV”). The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. The CRD IV was incorporated into Swedish legislation as of August 2, 2014 and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration.

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

(iii) Pillar 3 concerns and places requirements on transparency and comparability and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. Under CRR II (discussed below), the EU introduced formal revision to the disclosure framework with extended scope, application and frequency of Pillar 3 disclosures for large and listed institutions. The revised Pillar 3 framework indicates which disclosures are required from institutions, on the basis of their size, complexity and of whether they are listed or non-listed institutions. As SEK meets the criteria for large and listed institutions since 2021 new quarterly, semi-annual and annual disclosure requirements are applicable to it. The 2022 Pillar 3 is available at www.sek.se.

New regulations in force during 2022

In 2022 the Swedish FSA (FI) introduced a new method for calculating capital requirements for pension risk under Pillar 2. The new method is applicable to SEK in the 2023 review and evaluation process. The majority of the pension plans in SEK are managed by external companies and cannot lead to any future obligations for SEK once the premiums have been paid to these external companies. In addition, SEK has a few pension commitments to former employees in the balance sheet that will need to be considered in Pillar 2. The Pillar 2 capital requirement for these pensions will be less than EUR 1 million.

Upcoming regulations

In October, 2021 the EU Commission published a proposal on how the final phases of Basel IV reforms shall be implemented in the EU. In the proposal, which covers changes to both CRR (“CRR III”) and CRD (“CRD VI”), the implementation of the last phases of the Basel IV is postponed from the deadline set by the Basel Committee from January 1, 2023 until January 1, 2025. The proposed EU directive and regulation largely follows the standards set out by the Basel Committee, and introduces a new output floor for internal models for market risk and credit risk, revised standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches for credit risk and changes in leverage ratio requirements. The output floor, which is designed to ensure that banks’ capital requirements calculated under internal models-based approaches may not fall below 72.5% of the capital requirements calculated under the standardized approaches, will be phased in incrementally over five years, beginning with 50% January 1, 2025 before becoming fully effective with 72.5% on January 1, 2030.

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

			Total capital
	Minimum Capital		Requirement including		SEK Capital
	Requirement[1]		Buffers Requirement[2]		Ratios
	2022	2021	2022	2021	2022	2021
Common Equity Tier 1	4.5%	4.5%	11.4%	10.6%	20.6%	21.6%
Tier 1	6.0%	6.0%	13.6%	12.8%	20.6%	21.6%
Total capital	8.0%	8.0%	16.5%	15.7%	20.6%	21.6%

1 Under Pillar 1.

2 Under Pillar 1 and Pillar 2 including Buffer requirements.

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction was made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. The Swedish FSA decided on September 29, 2021 to increase the countercyclical buffer rate to 1 percent and on June 22, 2022 to 2 percent. From June 22, 2023, the countercyclical buffer rate will remain at 2 percent. SEK is also expected to cover the supplementary capital requirements estimated under Pillar 2, which in practice constitutes an extension of the minimum capital requirement for financial institutions in Sweden, covering additional risks not included in the Pillar 1 minimum requirements. Beginning in September 2021 an individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount was introduced, according to the decision from the latest Swedish FSA SREP.

Furthermore, SEK started from the same date to hold additional capital of 1.5 percent of the total risk-weighted exposure amount in accordance with pillar 2 guidance. The Pillar 2 guidance is not a binding requirement. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under Pillar 1 and the supplementary capital requirements under Pillar 2.

The main contributing factor for the decrease in SEK’s capital ratios as of December 31, 2022 compared with year-end 2021 was increased lending and a weaker Swedish currency against the USD and the euro. SEK does not apply IFRS 9 transitional rules for expected losses. The capital adequacy ratios already reflect the full impact of IFRS 9 with regard to expected losses. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

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

As percentage of	2022	2021
Large exposures as percentage of the own funds	235.6%	229.2%

The aggregate amount of SEK’s large exposures as of December 31, 2022 consisted of exposures to 18 different counterparties, or counterparty groups.

In order to monitor large exposures, SEK has defined internal limits for large exposures, which are monitored daily, along with other limits.

Minimum requirement for own funds and eligible liabilities

The Swedish National Debt Office decides on plans for how Swedish banks and other financial institutions are to be managed in a crisis situation. The Swedish National Debt Office, in its role as the Swedish resolution authority, makes an annual assessment of which banks and financial institutions are systemically important,on the basis of their significance for the financial system as a whole. Resolution applies only for systemically important banks or other financial institutions. SEK is a systemically important institution according to the Swedish National Debt Office’s assessment. The Swedish National Debt Office also sets minimum requirements for own funds and eligible liabilities (MREL) for those institutions to ensure resolvability. In July, 2021 the Swedish national adaptation of the revised BRRD (BRRD II) entered into force, amending the previous MREL requirements to ensure that institutions meet the requirement with own funds and eligible liabilities. Additionally, the new MREL requirements needs to also be met with subordinated debt. In December, 2021, the Swedish National Debt Office communicated a new MREL requirement for SEK applicable from January 1, 2024, including intermediate requirements to be met as of January 1, 2023. For 2023, SEK must meet a minimum level of at least (i) 13.5 percent of the total risk exposure amount (REA), and (ii) 5 percent of the total Leverage ratio exposure measure (LRE), using own funds and subordinated eligible liabilities. At December 31, 2022, part (i) was the higher requirement for SEK and the outcome was 17.3 percent of REA. This minimum requirement for own funds and eligible liabilities (MREL) is met in whole using SEK’s own funds excluding the CET1 capital used to meet the combined buffer requirements.The requirement that should be met at January 1, 2024 amounts to (i) 27.34 percent of REA, and (ii) 6 percent of LRE, of which at least (i) 23.34 percent of REA, and (ii) 6 percent of LRE should be met using own funds and subordinated eligible liabilities.

The Swedish National Debt Office has also communicated target levels for 2023. The target level for own funds and eligible liabilities is (i) 23.34 percent of REA, and (ii) 5 percent of LRE. At December 31, 2022, part (i) was the higher requirement for SEK and the outcome was 55.1 percent of REA. The target level for own funds and subordinated eligible liabilities coincides with the minimum level as above.

C.   Organizational Structure

In the last quarter of 2021, SEK started to implement a new organization aimed at reaching business goals and ensuring increased selling power in furtherance of the new business plan for 2022–2024. The new organization was fully implemented in the beginning of 2022 when the new Sustainability function was implemented. The Head of Sustainability reports directly to the Chief Executive Officer (the “CEO”) and is part of executive management. The objective is to further increase focus on sustainability topics within the Company. SEK also maintains an independent risk control function, a compliance function as well as staff and support functions.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control function and a compliance function which operate independently of the business areas. See also Note 30 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company from the beginning of 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment was transferred to another external party, Deloitte, and they maintained the assignment during 2022. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations. The Executive Committee has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

D.   Property, Plants and Equipment

SEK’s current headquarters, which occupy approximately 3,445 square meters of office space in central Stockholm, are leased. SEK also leases office space in Gothenburg, which occupies approximately 19 square meters, and two spots in a shared office space in Malmo.

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

SEK issues debt instruments with terms that may be fixed, floating or linked to various indices. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and SEK’s public role have enabled SEK to achieve borrowing at levels that are competitive within the market. Another factor affecting net interest income is the size of the resolution fee and the risk tax. The resolution fee is a fee which SEK is required to pay to a fund to support the recovery of credit institutions. On January 1, 2022, a new risk tax on credit institutions was introduced in Sweden.

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

Other comprehensive income is primarily affected by unrealized changes in fair value attributable to credit spreads on SEK’s own debt, which relate to the credit rating attributed to SEK by its investors and value changes on derivatives in cash flow hedges. Actuarial profits and losses on SEK’s defined benefit plans also affect other comprehensive income.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur mainly relate to changes in credit spreads on SEK’s own debt and value changes on derivatives in cash flow hedges, which are reported in other comprehensive income, and basis spreads, which are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely.

For Critical Accounting Policies and Estimates and Recent Accounting Pronouncements Issued and Other Accounting Related Announcements, see Note 1 to the Consolidated Financial Statements.

For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2021 and 2020, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2021 filed with the SEC on February 24, 2022.

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

New lending (of which to Swedish exporters) New lending (of which to exporters’ customers)

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 11). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

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
Liquidity coverage ratio (LCR)

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

Overview of 2022

SEK has maintained a strong business flow during the year. New lending amounted to Skr 133.2 billion for the full year, which was the highest ever new lending volume in the space of one year. This was achieved during an eventful and challenging year.

At the beginning of the year, we were still in an economic upturn. The recovery following the COVID-19 pandemic was rapid. However, Russia’s invasion of Ukraine changed that situation. The war has led to substantial human suffering, streams of refugees and geopolitical concern. The war and the remaining effects from the COVID-19 pandemic resulted in deteriorated conditions for the Swedish export industry, such as increased transportation and fuel prices, supply chain disruptions, reduced purchasing power, high inflation and a reduced risk appetite in the capital markets as a result of these factors. Consequently, the economic growth scenario has moved into an economic downturn scenario.

The continued Russian war in Ukraine resulted in challenging markets for corporate bonds and high demand for financing from SEK in the fourth quarter. This demonstrates the importance of our mission to finance the Swedish export industry and the transition to a low-carbon economy.

For the full year, we posted profitability of 5.5 percent and a net profit of Skr 1,166 million. This reflected a year-on-year increase of 0.4 percentage points or Skr 132 million. The Company’s strong results were partly due to a substantial increase in working capital financing to Swedish exporters as well as major export credits to exporters’ foreign customers. We have also witnessed higher lending to clients in the defense industry.

Among other transactions in Sweden during the year, SEK co-financed the Kölvallen wind farm comprising 60 wind turbines located in Ljusdal Municipality. Financing of projects that contribute to climate transition is an important part of SEK’s offerings. The share of green assets in the loan portfolio increased from 7.5 percent to 9.5 percent year-on-year. We continue to develop our offerings, skills and working methods to increase the share of green assets.

Our focus on increasing the client portfolio and offering more companies access to Sweden’s export credit system has been highly successful. SEK’s client portfolio increased by 14 percent during the year.

In order to meet the increased demand for financing, SEK, in the fourth quarter of 2022, issued a EUR 1 billion five-year fixed-rate bond and a USD 1.75 billion three-year fixed-rate bond. The latter was the largest borrowing transaction SEK has completed since April 2020.

We enter 2023 well capitalized and with high liquidity to continue to meet Sweden’s export industry’s financing needs, even during highly uncertain times with highly volatile financial markets and reduced market liquidity.

Operations

Global uncertainty dominated during the fourth quarter. Russia’s war in Ukraine showed no signs of coming to an end. Capital market volumes remained at lower levels than usual and demand for SEK’s financial solutions was unusually high. SEK’s mission to provide financing to Sweden’s export industry becomes increasingly important in times of great uncertainty. This was particularly noticeable during the year as demand increased for a number of the Company’s offerings compared to the preceding year.

SEK achieved a new lending volume of Skr 133.2 billion during the full year, reflecting an increase of 73 percent compared to the full-year 2021. This is the highest new lending volume in the history of the Company and can only be compared to the new lending volumes achieved in 2009 (the financial crisis) and 2020 (the COVID-19 pandemic). The Company achieved a 15 percent growth in 2022 with regard to its total lending portfolio. The high level of new lending was primarily the result of a high demand for working capital finance from large and medium-sized Swedish exporters, but also from increased demand for major export credits. Demand for financing from the defense industry, in particular, has shown a sharp rise. While the share of new green lending declined year-on-year, SEK’s ambition of being a force in the transition to a low-carbon economy remains firm.

Among other transactions in Sweden during the year, SEK co-financed the Kölvallen wind farm comprising 60 wind turbines located in Ljusdal Municipality. SEK, together with the Swedish Export Credit Agency (EKN) and international banks, also financed a major maternity clinic at a hospital in Ghana’s capital, Accra, during the year. The financing was a result of investments in major international projects conducted by the Swedish government’s Team Sweden initiative and which, in this case, led to increased exports for some 40 Swedish exporters. SEK’s focus on increasing its client portfolio and offering more companies access to Sweden’s export credit system has been highly successful. SEK’s client portfolio increased by 14 percent during the year compared to the full-year 2021, exceeding the Company’s ambitious target of a 10 percent increase.

The uncertainty in international capital markets has been high during most of the year. Russia’s war in Ukraine, the remaining effects from the COVID-19 pandemic in the form of deficient supply chains, sharply rising energy prices and historically high inflation across much of the world were elements of concern that led to the risk appetite in international capital markets remaining lower than usual. Demand for financing from SEK from the Swedish export industry increased as a result of these circumstances.

SEK is highly regarded in the global markets and increased its borrowing volume in 2022 compared to the previous year, even with challenging market conditions. SEK has therefore been able to meet the increased demand for financing and remained a stable and secure financing partner for Sweden’s export industry throughout the year.

SEK has raised borrowings, with maturities exceeding one year, of Skr 88.5 billion during the full year 2022. During the year, the Company issued a USD 1.75 billion three-year fixed-rate bond, which was the largest borrowing transaction SEK had completed since April 2020. SEK’s focus on increasing the share of green lending also created more opportunities to issue green bonds. In June 2022, SEK conducted a public offering of a EUR 700 million five-year fixed-rate green bond. The bond was issued under SEK’s sustainability bond framework, which is an umbrella framework for green, social and sustainability bonds linked to the United Nations Sustainable Development Goals. The offering was well-received by investors. The EUR-denominated green bond, together with the additional green bonds SEK issued in the Swedish market in 2022, resulted in a total volume of new green borrowing of Skr 9 billion for the full year 2022, compared to Skr 6 billion in 2021.

The Company therefore has high liquidity for new lending and is well prepared to meet the future financing needs of Sweden’s export industry, even during these highly uncertain times with highly volatile financial markets and reduced market liquidity.

Assets and Business Volume

	As of December 31,
			Changes in
Skr bn	2022	2021	percent
Total Assets	375.5	333.6	13%
Liquidity Investments	76.3	67.9	12%
Loans outstanding and disbursed	273.4	237.2	15%
Percentage in the CIRR-system	34%	37%

Total assets increased by 13 percent compared to the end of 2021. The Company’s increased customer lending, together with a weaker Swedish krona, drove the increase in the Company’s assets.

New lending (offers accepted)

	As of December 31,
Skr billion	2022	2021
Lending to Swedish exporters (A)	50.3	25.1
of which CIRR-system	—	—
Lending to exporters’ customers (B)	82.9	51.9
of which CIRR-system	29.5	11.8
Total	133.2	77.0

(A) Of which Skr 6.2 billion (year-end 2021: Skr 2.6 billion) had not been disbursed at period end.

(B) Of which Skr 28.6 billion (year-end 2021: Skr 18.6 billion) had not been disbursed at period end.

The increase in lending compared with the previous year is attributable to the extraordinarily high levels of new lending in 2022, which was primarily the result of high demand for working capital finance from large and medium-sized Swedish exporters, but also from increased demand for major export credits.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2022	2021
Volume of binding offers outstanding	—	1.5
CIRR loans as percentage of volume of binding offers outstanding	—	100%

Commitments of undisbursed loans amounted to Skr 75.4 billion in 2022 (year-end 2021: Skr 53.9 billion).

Counterparty Risk Exposures

Credit exposures have increased to central governments and corporates, which is mainly due to new lending in the form of larger export credits that are guaranteed by EKN as well as increased lending to Swedish exporters.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2022	2021
Central governments	227.3	185.5
Regional governments	23.3	15.3
Multilateral development banks	6.5	3.0
Public sector entity	2.1	5.4
Financial institutions	33.6	41.2
Corporates	145.4	122.1
Total counterparty exposure	438.2	372.5

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

SEK maintains a conservative policy with regard to market risk exposures, primarily consisting of interest rate risks and currency risks. For quantitative and qualitative information about risks and exposures, see Note 26 Risk Information and Note 30 Risk and capital management.

Results of Operations

Net interest income

Skr bn, average	2022	2021	%
Total loans	255.3	234.5	9%
Liquidity investments	72.1	63.5	14%
Interest-bearing assets	338.0	314.2	8%
Interest-bearing liabilities	310.6	291.2	7%

Net interest income amounted to Skr 2,179 million (2021: Skr 1,907 million), representing an increase of 14 percent compared to the previous year. During the year, a high new lending rate, rising interest rates in Swedish kronor and a weaker Swedish krona contributed to higher interest income. On January 1, 2022, a new risk tax on credit institutions was introduced in Sweden. Net interest income was negatively affected by the risk tax amounting to Skr 109 million. The table above shows average interest-bearing assets and liabilities.

Commission earned and commission incurred

Commission earned and commission incurred amounted to Skr -31 million (2021: Skr -29 million). Commission earned amounted to Skr 3 million (2021: Skr 2 million). Commission incurred amounted to Skr -34 million (2021: Skr -31 million).

Net results of financial transactions

Net results of financial transactions amounted to Skr 69 million (2021: Skr 56 million). The year has been volatile with large movement in the financial markets. The results were mainly attributable to unrealized value changes of financial instruments from cross-currency basis spreads, increased credit spreads in the liquidity portfolio and increased interest rates.

Operating expenses

Skr mn	2022	2021	%
Personnel expenses	-402	-359	12%
of which provision to the EIS	-7	—
Other administrative expenses	-216	-231	-6%
Depreciation and impairment of non-financial assets	-94	-80	18%
Total Operating expenses	-712	-670	6%

Operating expenses increased by 6 percent compared to the previous year. The increase in operating expenses is mainly due to increased personnel and depreciation costs. A provision of Skr 7 million was made for the individual variable remuneration program (2021: –).

Depreciation and impairment of non-financial assets

Depreciation and impairment of non-financial assets amounted to Skr -94 million (2021: Skr -80 million), which was an increase of 18 percent compared to the previous year.

Net credit losses

Net credit losses amounted to Skr -34 million (2021: Skr 41 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 1 and stage 3, offset by recovered credit losses, as well as decreased provisions for expected credit losses for exposures in stage 2.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment.

Loss allowances as of December 31, 2022, amounted to Skr -223 million compared to Skr -164 million as of December 31, 2021, of which exposures in stage 3 amounted to Skr -70 million (year-end 2021: Skr -48 million). The provision ratio amounted to 0.06 percent (year-end 2021: 0.06 percent).

Taxes

Tax costs amounted to Skr -305 million (2021: Skr -271 million), of which Skr -304 million (2021: Skr -272 million) consisted of current tax and Skr -1 million (2021: Skr 1 million) consisted of deferred tax. The effective tax rate amounted to 20.7 percent (2021: 20.8 percent), compared to the nominal tax rate for 2022 of 20.6 percent (2021: 20.6 percent).

Operating and net profit

Operating profit amounted to Skr 1,471 million (2021: Skr 1,305 million). Net profit amounted to Skr 1,166 million (2021: Skr 1,034 million). The higher net profit compared to the previous year was primarily the result of a Skr 272 million higher net interest income. The difference between the years was reduced by increased expenses and increased provisions for expected credit losses in 2022.

Other comprehensive income

Skr mn	2022	2021
Items to be reclassified to operating profit	-122	—
of which derivatives in cash flow hedges	-122	—
Items not to be reclassified to operating profit	142	0
of which own credit risk	99	-24
of which revaluation of defined benefit plans	43	24
Other comprehensive income before tax	20	0

Other comprehensive income before tax amounted to Skr 20 million (2021: Skr 0 million).The outcome is explained by a positive result related to the changes in own credit risk due to increased credit spreads, as well as a positive result related to the revaluation of defined benefit plans that were affected by a higher discount rate, offset in part by unrealized losses incurred from derivatives in cash flow hedging due to rising interest rates.

B.    Liquidity and Capital Resources

SEK’s policy for liquidity and borrowing risk requires that for all loans outstanding as well as agreed but undisbursed loans, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 175 billion with the Swedish National Debt Office, as available borrowing. In December 2022, the credit facility was renewed through the end of 2023 by the Swedish Government in order to further enhance the ability to promote the Swedish export industry, of which Skr 35 billion can be used for commercial export financing, which is an increase from Skr 13 billion from previous year. For commercial loans, the Company counts its credit facility of Skr 35 billion, as available borrowing. As a consequence, SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2022, SEK had 3 months of available funds to meet potential disbursements under new lending agreements, as compared to 4 months as of December 31, 2021. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 30 to the Consolidated Financial Statements.

Borrowing

Skr bn	2022	2021
New borrowing	88.5	81.1
Repurchase of own debt	2.8	1.5
Early redemption of borrowing	6.1	0.0

Total new borrowing in 2022 was significantly higher than it was in 2021, which was driven by higher than usual lending volumes.

In 2022, SEK raised borrowings with long maturities, that is, maturities of at least one year, corresponding to Skr 88.5 billion, an increase of Skr 7.4 billion year-on-year. A considerable portion of the long-term borrowing, 92 percent, was conducted in the form of plain vanilla transactions sold to investors worldwide. SEK also issued commercial papers with shorter maturities, corresponding to Skr 71.3 billion in 2022 (2021: Skr 6.4 billion).

SEK’s borrowing over the course of the year took place in multiple different currencies across a number of different geographic markets. Europe (other than the Nordic countries) and North America were the largest borrowing markets in 2022.

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

Skr million	2023	2024	2025	2026	2027	Thereafter	Total
Senior debt	138,976	59,764	56,956	18,635	21,380	30,559	326,270
of which fixed-rate	117,969	49,504	53,084	3,819	19,670	17,021	261,067
of which variable-rate	10,959	3,152	1,061	12,749	1,343	—	29,264
of which formula-based	10,048	7,108	2,811	2,067	367	13,538	35,939

Subordinated debt	—	—	—	—	—	—	—
of which fixed rate	—	—	—	—	—	—	—
of which variable rate	—	—	—	—	—	—	—
Total debt	138,976	59,764	56,956	18,635	21,380	30,559	326,270

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr million	2022	2021
Fixed-rate(A)	261,067	217,407
Variable-rate(A)	29,264	0
Formula-based(A)	35,939	77,593
of which interest rate-linked	16,912	77,168
of which currency-linked	7,864	65
of which equity-linked	10,797	223
of which commodity-linked	366	137
of which credit-linked	—	—
Total senior debt(B)	326,270	295,000

(A) As of December 31, 2022 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent (2021: 0 percent to 9 percent) per annum respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

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

The outstanding volume of debt with remaining maturities of one year or less increased during 2022. At December 31, 2022, outstanding debt with remaining maturities of one year or less amounted to Skr 139 billion, compared with Skr 95 billion at December 31, 2021.

C.    Research and Development, Patents and Licenses

In the ordinary course of business, the Group develops new products and services across each of its business lines.

D.    Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Material factors for 2022 are presented below:

●	Major events took place in the business environment in 2022 that impacted SEK and its clients. For example, Russia’s invasion of Ukraine, high energy and food prices, elevated interest rates, supply chain disruptions, the slowdown in China, reduced purchasing power and considerable financial uncertainty were all factors that contributed to an economic downturn. A weak Swedish krona, especially against USD and EUR, and inflation increased economic uncertainty even if it provided increased traction to Swedish exports. Recovery after the COVID-19 pandemic was replaced by a decline in growth. The geopolitical and macroeconomic factors driving the current business environment impacted companies’ risks and opportunities and, in turn also SEK and the demand for SEK’s offerings.
●	In many countries, transitional work is in progress to adjust to a sustainable future based on the United Nation’s 17 Sustainable Development Goals (SDGs). Investments are being directed to the development of new technology, sustainable infrastructure and renewable energy solutions. Swedish companies have often been at the forefront of the development of sustainable solutions. A green technology shift is thereby creating opportunities for Swedish companies to export and contribute to the transition outside of Sweden’s borders. The climate transition requires capital and the investment horizon is often very long. SEK is one of the players contributing with financing to investments both in Sweden and internationally where product offerings from Swedish companies form part of the solution. There is a significant need for transition in sectors such as transportation and energy, sustainable urban development and fossil-free energy production. Over the course of the year, SEK increased its focus on financing this transition in Sweden and internationally.
●	During 2022, SEK worked together with other export promotion agencies on the Swedish government’s Team Sweden initiative. SEK also worked with other government export promotion agencies to improve the communication with companies, especially in providing information on the Swedish export credit system.
●	During the year, credits were granted for 12 larger international projects where SEK conducted separate sustainability reviews in line with international guidelines for export credits. In 2022, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 7.4 billion (2021: Skr 11.5 billion).

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

A.	Directors and Senior Management

Board of Directors and Executive Officers

Name	Age	Position
Lennart Jacobsen	56	Chairman of the Board and Director
Håkan Berg	67	Director
Anna Brandt	60	Director
Paula da Silva	62	Director
Reinhold Geijer	68	Director
Hanna Lagercrantz	51	Director
Katarina Ljungqvist	58	Director
Eva Nilsagård	57	Director
Magnus Montan	50	Chief Executive Officer
Karl Johan Bernerfalk	50	General Counsel, Head of Legal and Procurement
Pontus Davidsson	52	Head of International Finance
Stefan Friberg	54	Chief Financial Officer
Theresa Hamilton Burman	60	Chief Credit Officer
Jens Hedar	48	Head of Client Relationship Management
Jan Hoppe	41	Chief Risk Officer
Jenny Lilja Lagercrantz	50	Head of Human Resources
Tomas Nygård	53	Chief Information Officer
Susanna Rystedt	58	Head of Strategy, Business Development and Communication
Maria Simonson	48	Chief Sustainability Officer

A1.    The Board

Mr. Jacobsen was appointed director in March 2021, and Chairman of the board of directors in March 2022. He is currently Chairman of the board of directors at Careium AB and Playground Group AB. He is also a member of the board of directors of Swedbank Robur Fonder AB and Oryx Holding AB. He has previously served as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking at Nordea Bank AB and CEO Nordics of GE Capital Global Banking AB.

Mr. Berg was appointed director in March 2022. He is currently Chairman of the board of directors of Lexly AB. He also currently serves as a board member of ICA Banken AB and AK Nordic AB. He has previously served as a member of Swedbank’s Group Executive Committee. He has also held the positions of Head of Stockholm Region, Deputy of Retail Banking, Head of Baltic Banking, Chief Audit Executive and Group Chief Risk Officer at Swedbank.

Ms. Brandt was appointed director in November 2017. She is currently ambassador and permanent representative of Sweden to the OECD and Unesco in Paris. She has previously served as Executive Director and board member of the World Bank, European Bank for Reconstruction and Development (EBRD), and European Investment Bank (EIB), ambassador for Agenda 2030 at Sweden’s Ministry for Foreign Affairs and as Sweden’s ambassador in Nairobi, Kenya and in Dublin, Ireland.

Ms. da Silva was appointed director in March 2022. She is currently CEO for P27 Nordic Payments Platform AB and Chairman of the board of directors of Bankgirot AB. She has previously served as CEO for SEB Strategic Investments, as Global Head of Transaction Banking at Skandinaviska Enskilda Banken (“SEB”) and has also held several leading positions for SEB in Latin America and the United States.

Mr. Geijer was appointed director in March 2017. He is currently a member of the board of directors of BTS Group AB, Eterna Invest AB with associated companies and Livförsäkringsaktiebolaget Skandia ömsesidigt. He has previously served as CEO for The Royal Bank of Scotland, Nordic Branch, Nordisk Renting AB and Föreningssparbanken (Swedbank) and as Executive Vice President at Telia AB. He has also previously worked at Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, United States.

Ms. Lagercrantz was appointed director in March 2019. She is currently Senior Investment director at the Ministry of Finance at the Government Offices of Sweden. She is currently also a board member of Almi AB and Research Institutes of Sweden (RISE) AB. She has previously served as a board member of AO Dom Shvetsii, Fouriertransform AB, LKAB, SBAB, SOS Alarm AB, Swedish Space Corporation (SSC), Svenska Skeppshypotekskassan and Swedfund International AB. She has also previously worked as an equity analyst at SEB, and as a corporate finance executive at UBS AG and S.G. Warburg.

Ms. Ljungqvist was appointed director in March 2022. She is currently Chairman of the board of directors of Ecster AB and a member of the board of directors of Hufvudstaden AB. She has previously worked as Head of the division Handelsbanken Digital and Head of Business Development Sweden and Executive Vice President and Head of Regional Bank Western Sweden Handelsbanken.

Ms. Nilsagård was appointed director in April 2018. She is currently Founder and CEO for Nilsagård consulting AB. She serves as Chairman of the board of directors of Spermosens AB and Diagonal Bio AB. She is also director and Chairman of the audit committees at AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB, Nimbus Group AB, Nanexa AB and Irras AB. She is also a board member of eEducation Albert AB and Ernströmgruppen. She has previously served as CFO for Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta and has held other senior positions within finance and business development at Volvo, AstraZeneca Group and SKF.

A2.    Management – Executive Officers

Mr. Montan has been CEO since 2021. He also currently holds a position as the Founding Partner at RRM Capital since January 2020. He has held several positions within Nordea between 2014 and 2019; Nordic Head of Business Banking (2016-2019) and Nordic Head of Commercial & Business Banking Strategy & Development (2014-2016). Prior to that he held several positions within HSBC in Europe, Asia and Latin America between 1996 and 2014; Managing Director & Regional Head of Global Trade & Receivables Finance, Latin America (2012-2014), Director & Head of International Business & COO, China (2009-2012), Director & Head of International Business Strategy, Asia Pacific (2008-2009), Director & Head of Multinational Companies, South Korea (2005-2007), Associate Director & Financing & Risk Advisory, Asia Pacific (2004-2005), Relationship Executive Debt Recovery & Restructuring, Asia Pacific (2002-2004), Chief Operating Officer, Uruguay (2001-2002), Relationship Manager Corporate Banking, Brazil (1999-2001) and International Manager Trainee Program (1996-1999). In addition, Mr. Montan holds and has held the following positions of trust; member of the board of directors of Majblomman (a Swedish nationwide charity) (2020-current), member of the board of directors of Nordea Hypotek (the Nordea mortgage company) (2019-2022), Assets & Liabilities Committee (ALCO), Nordea Group (2015-2019), Business Ethics & Values Committee (BEVC), Nordea Group (2015-2019), Risk Committee (RICO), Nordea Group (2015-2017) and International Branches Board, Nordea Group (2015-2019).

Mr. Bernerfalk has been General Counsel since 2015 and Head of Legal and Procurement since 2022. Previously he was Head of Legal Lending from 2007-2015. Prior to that he served as legal counsel of SBAB and before that he worked as legal counsel with leading Swedish law firms.

Mr. Davidsson has been Head of International Finance since 2022. Previously he was the Executive Director of Global Banking at Standard Chartered Bank since 2016. He was also a Senior Relationship Manager of Capital Markets & Treasury Solutions at Deutsche Bank from 2009-2016 and Head of Export & Project Finance for the Nordic Region at BNP Paribas from 2006-2009. In addition, he held the position of Vice President of Structured Trade & Export Finance at Deutsche Bank from 2001-2006 and Vice President of Export & Project Finance at Swedbank from 1998-2001.

Mr. Friberg has been CFO since 2019. He had previously worked as Executive Director, Chief Risk Officer (“CRO”) since May 2015. Before working at SEK, he was Head of Market Risk control from 2008 and Head of Group Risk Control from 2013 at SEB. Prior to that he served as Head of Credit Portfolio Management at SEB from 2006. In addition he held various positions in trading within SEB and Nordea, primarily in derivatives trading, from 1996-2006.

Ms. Hamilton Burman has been Chief Credit Officer since 2015. Previously she held several positions within Swedbank e.g. Regional Credit Manager, Head of Corporate Banking, Head of Credit Analysis. In addition she has been a director representing Swedbank in several of its subsidiaries such as Swedbank Financial Services AB, Swedbank Card Services AB and some partly owned saving banks and the credit bureau UC AB.

Mr. Hedar has been Head of Client Relationship Management since 2021. Previously he held several positions within SEK, including Head of Large Corporates from 2018-2021-, and Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business from 2007-2018. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

Mr. Hoppe has been Chief Risk Officer since January 2023. He has previously held several positions within the Nordea Group, such as Chief Risk Officer at Nordea Hypotek (the Nordea mortgage company) since 2020 and, prior thereto, he held various positions with responsibility for the credit risk framework, pricing models and allocation of economic capital.

Ms. Lilja Lagercrantz has been Chief Human Resources Officer since 2022. Previously she was Executive Vice President & Head of Human Resources at AFRY AB since 2021. Prior to that she was Senior Vice President & Head of Human Resources at Bonava AB from 2016 and Senior Vice President Human Resources at NCC AB Business Area Housing from 2012. She was also a Human Resources Business Partner at SKANDIA - Bank & Insurance from 2008-2012 and served in various capacities at NASDAQ OMX AB since 1999. Prior to that she was an organizational consultant at Vitaegruppen AB from 1996-1999.

Mr. Nygård has been Chief Information Officer since 2022. Previously he was Chief Technology Officer at Fintech Startup since 2021. Prior to that he was Business Information Officer at Skandia from 2019-2021. Prior to that he was CIO & Head of Online Trading & Advice IT, CIO, Head of SWO IT/ISAC IT, CIO, Head of Savings & Financial Planning IT and Senior Executive Advisor, SWO IT at Nordea from 2013-2019. Prior to that he was Key Account Manager & Senior Project Manager and Project Manager at Cinnober Financial Technology AB from 2007-2013. Prior to that he served in various capacities at HiQ from 2000-2007, at G2 Solutions from 1998-2000 and at Volvo from 1995-1998.

Ms. Rystedt has been Head of Strategy, Business Development and Communication since 2021. She had previously worked as Head of Business Development, Business Support and Transformation from January 2019-2021, and Chief Administrative Officer from March 2009-2019. Prior to that, she served as Head of Business Development & IT at SEB Life beginning in 2005. From 2002 to 2005, she served as Head of IT at SEB Trygg Liv, and before that she served in other capacities at SEB Trygg Liv and Enskilda Securities and as a member of the Group Staff within the SEB Group, beginning in 1990.

Ms. Simonson has been Chief Sustainability Officer since April 2022. She previously held several positions at Danske Bank Group beginning in 2001, such as Head of Group Sustainability from 2019-2022 and Head of Societal Impact & Sustainability SE from 2017-2019. Prior to that she served in various capacities within Danske Bank Sweden Branch, including in the debt origination group within structured loans.

B.	Compensation

Remuneration, Skr mn	2022	2021	2020
Aggregate remuneration of all directors and executive officers as a group[1]	31.3	32.9	32.2
Chairman of the Board	0.6	0.6	0.6
Each director[2]	0.0-0.3	0.0-0.3	0.0-0.3
CEO[3]	5.5	5.6	5.3
Other executive officers of the Parent Company[4]	23.6	25.3	24.8
Pension plan with an insurance company on behalf of all executive officers	8.4	9.0	8.6

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

The Board’s work follows its rules of procedure and the Board’s rules of procedure are adopted each year at the statutory Board meeting. The Board met on 11 occasions in 2022. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

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

Appointing the Board and Auditors

The nomination procedure for Board members complies with the State’s ownership policy and was during 2022 conducted and coordinated by the Division for State-owned enterprises at the Swedish Ministry of Enterprise and Innovation. Starting in 2023, the responsibility to nominate members of the board of directors of SEK will fall within the Ministry of Finance. For each enterprise, the expertise required is analyzed on the basis of the enterprise’s operations, situation and future challenges, board composition and board evaluations performed by the Ministry of Enterprise and Innovation. As part of its work in the board nomination process, the Government Offices also conducts its own ongoing evaluation of the boards of all State-owned enterprises. Any recruitment need is then determined, and recruitment work is begun. The State’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination associated with gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual orientation preference or age is prohibited.

SEK carries out a suitability assessment of Board members and senior executives pursuant to the regulatory framework issued by the European Banking Authority (the “EBA”). SEK’s assessment of potential new Board members is based on the owner (the Swedish State) having identified the candidate in question according to a job specification. The owner is informed of the outcome following SEK’s assessment. Thereafter, SEK reports the candidate to the Swedish Financial Supervisory Authority for its assessment and validation of the candidate. When the procedure is complete, the nominations are disclosed publicly in accordance with the provisions of the Swedish Corporate Governance Code. The terms of the Board members’ engagement do not provide for benefits upon an early termination of engagement or resignation.

The 2022 Annual General Meeting elected Öhrlings PricewaterhouseCoopers AB as auditor of the Company, with auditor authorized public accountant Anneli Granqvist as principal auditor and authorized public accountant Peter Sott as co-signing auditor.

Policy documents

In 2022, SEK’s Board and committees adopted the following policies and instructions:

Document

The Board’s rules of procedure

Instruction for the CEO

Instruction for the Internal Audit function

Instruction for the Compliance function

Instruction for the Chief Risk Officer, CRO

Risk Policy

Credit Policy

Credit Instruction

Anti-corruption Policy

Policy of Sustainable Financing

Information Security Policy

Accounting Instruction

HR Policy (incl. policies for work environment, diversity and remuneration)

Code of Conduct

Code of Conduct for Suppliers

Board’s work during the year

The Board’s work during 2022 was greatly impacted by the global challenges taking place during the year, such as the war in Ukraine, global inflation, increasing energy prices, increasing interest rate increases and volatile currency movements. The capital markets were also volatile throughout the year, which resulted in the Board paying extra attention to the management of borrowing and capital issues. New global security issues, specifically in relation to cybersecurity, arose as a result of the war in Ukraine, and the Board focused on strengthening the cyber security of SEK. During the year, the Board resolved on a number of credit decisions, of significant importance for the Company, such as credit decisions in relation to defense related transactions. This year’s strategy meeting was primarily focused on the long-term business plan until 2030. At the end of the year, the Board resolved to appoint Jan Hoppe as the new Chief Risk Officer.

In 2022, the Board continued to place a heavy focus on culture and sustainability topics. The Company’s work to establish a clear and strong performance culture has been discussed by the Board, both in terms of defining what it means, but also following up on the activities undertaken with the aim of changing the culture. In terms of sustainability work, the Board and executive management teams of EKN and SEK held joint meetings during the year to discuss collaboration, with a focus on establishing common ground for how sustainability topics should be addressed. Much of the Board training that was completed in 2022 was focused on sustainability issues. During the year, SEK’s Board also implemented a new anti-corruption policy.

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

Evaluation of the work of the Board and the CEO

A separate assessment of the work of the Board and CEO is carried out once a year under the leadership of the Chairman. The results of this assessment were reported to the Board and, by the Board’s Chairman, to the owner. An evaluation is also performed by the owner in conjunction with the nomination of directors. The evaluation for 2022 was conducted with particular focus on the assessment that is to be made of the Board’s suitability as a group in accordance with the guidelines issued by the EBA.

The Board Committees

The Board has established the following committees: Credit Committee, Finance and Risk Committee, Remuneration Committee and Audit Committee. The Board’s rules of procedure include establishing annual instructions for all of its committees. The minutes from each committee are reported at meetings of the Board by the respective committee’s chairman.

Credit Committee

Reinhold Geijer (Chairman), Paula da Silva, Lennart Jacobsen and Katarina Ljungqvist.

●	Ensure the Board’s involvement in decision-making regarding credit risks.
●	Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.

Finance and Risk Committee

Håkan Berg (Chairman), Paula da Silva, Hanna Lagercrantz and Katarina Ljungqvist.

Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

●	Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations.
●	Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lennart Jacobsen (Chairman), Reinhold Geijer, and Hanna Lagercrantz.

●	Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions and other benefits.
●	Prepare proposals regarding the remuneration policy for decision by the Board.
●	Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.
●	Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Eva Nilsagård (Chairman), Håkan Berg and Anna Brandt.

●	Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.
●	Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.
●	Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.
●	Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.
●	Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2022

				Finance
		Board of	Remuneration	and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	44	11	3	8	16	6
Lennart Jacobsen[1]	29	11	3	0	13	2
Håkan Berg[2]	17	7	0	6	0	4
Anna Brandt[3]	18	11	0	0	3	4
Paula da Silva[4]	18	8	0	3	7	0
Reinhold Geijer	29	11	3	0	15	0
Hanna Lagercrantz	22	11	3	8	0	0
Hans Larsson[5]	7	3	0	2	0	2
Lars Linder-Aronson[6]	10	3	2	2	3	0
Katarina Ljungqvist[7]	26	7	0	6	13	0
Eva Nilsagård[8]	20	11	0	0	3	6

1 Lennart Jacobsen was elected as the Chairman of the Board of Directors, and as the Chairman of the Remuneration Committee, and stepped down as a member of the Audit Committee on March 24, 2022.

2 Håkan Berg was elected as a member of the Board of Directors, and as a Chairman of the Finance- and Risk Committee and as a member of the Audit Committee on March 24, 2022.

3 Anna Brandt was elected as a member of the Audit Committee and stepped down as a member of the Credit Committee on March 24, 2022.

4 Paula da Silva was elected member of the Board of Directors, as member of the Finance- and Risk Committee and Credit Committee on March 24, 2022.

5 Hans Larsson stepped down from the Board of Directors, Finance- and Risk Committee and the Audit Committee on Mach 24, 2022.

6 Lars Linder-Aronson stepped down of the Board of Directors, Remuneration Committee, Finance- and Risk Committee and Audit Committee on March 24, 2022.

7 Katarina Ljungqvist was elected member of the Board of Directors, member of Finance- and Risk Committee and member of Credit Committee on March 24, 2022.

8 Eva Nilsagård stepped down as a member of Credit Committee March 24, 2022.

D.    Employees

	2022	2021	2020
Average employees	266	256	248
of which female	132	127	123
of which male	134	129	125

Employees at year-end	283	264	253

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

E.    Share Ownership

None.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of December 31, 2022, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

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

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B.    Related party transactions

SEK defines related parties for the Consolidated Group as:

●	the shareholder,i.e., the Swedish State
●	companies and organizations that are controlled through a common owner, the Swedish State
●	key management personnel
●	other related parties

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 43 percent (year-end 2021: 44 percent) of the Company’s outstanding loans on December 31, 2022, were guaranteed by the State. The remuneration to EKN for the guarantees paid by SEK during 2022 amounted to Skr 46 million (2021: Skr 45 million). SEK administers, for compensation, the CIRR-system and the State’s related concessionary credit program, see Note 1(f) and Note 24 to the Consolidated Financial Statements.

SEK has a Skr 175 billion (2021: Skr 200 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 162 billion (2021: Skr 180 billion), and for commercial export financing up to Skr 13 billion (2021: Skr 15 billion). During the first quarter of 2022, SEK repaid the drawdown of Skr 10 billion that was made from the credit facility during the first quarter of 2020. In December, 2022, the credit facility was extended with Skr 175 billion through the end of 2023, of which Skr 35 billion can be used for commercial export financing.

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

	In relation to the respective years
	2022	2021	2020
Dividend	Skr 233 mn	Skr 414 mn	Skr 290 mn
-of which per share	Skr 58.45	Skr 103.70	Skr 72.78

For additional details regarding equity, see the Consolidated Statement of Equity.

B.    Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2022.

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

As of December 31, 2022[1]
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange	2.875% Global Notes due March 14, 2023
1.750% Global Notes due December 12, 2023
0.750% Global Notes due April 6, 2023
Floating Rate Global Notes due May 25, 2023
0.250% Global Notes due September 29, 2023
0.500% Global Notes due November 10, 2023
0.375% Global Notes due March 11, 2024
0.375% Global Notes due July 30, 2024
3.625% Global Notes due September 3, 2024
0.625% Global Notes due October 7, 2024
0.625% Global Notes due May 14, 2025
0.500% Global Notes due August 26, 2025
4.625% Global Notes due November 28, 2025
Floating Rate Global Notes due August 3, 2026 and
2.250% Global Notes due March 22, 2027

1 4.625% Global Notes due November 28, 2025 were listed after December 31, 2022.

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

J.    Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All information about Quantitative and Qualitative Disclosures about Market Risk are included in Note 26 and Note 30 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Please see Exhibit 2.11 to this annual report on Form 20-F.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2022. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2022.

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

Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2022, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2022, SEK’s internal control over financial reporting was effective based on these criteria.

C.    Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer”, this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Eva Nilsagård (Chairman) (as of March 26, 2020), Håkan Berg (as of March 24, 2022), and Anna Brandt (as of March 24, 2022), has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

The Code of Conduct is available on SEK’s website, www.sek.se/en/code-of-conduct. Information available on or accessible through SEK’s website is not incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2022 and 2021, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2022	2021
Öhrlings PricewaterhouseCoopers AB
Audit fees[1]	9	8
Audit related fees[2]	—	—
Tax related fees[3]	—	—
Other fees[4]	2	3
Total	11	11

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to 2008, the Board as a whole comprised the Parent Company’s audit committee for the purposes of Rule 10A-3 under the Exchange Act. In January 2008, the Board established a separate Audit Committee, which currently has three directors as members. See Item 6 “Directors, Senior Management and Employees — Board Practices—Committees—Audit Committee.” Each of the members of the Board, and thus the Audit Committee, is a representative or designee of the Swedish State. As its sole owner, the Swedish State is an affiliate of the Parent Company. However, no member of the Board is an Executive Officer of the Parent Company. Thus, although no member of the Board or the Audit Committee satisfies the non-affiliate requirement of the independence standard for audit committee members described in Rule 10A-3(b)(1)(ii)(B) under the Exchange Act, the Parent Company relies, as to each member of the Board and the Audit Committee, on the exemption from this requirement for foreign governmental representatives described in Rule 10A-3(b)(1)(iv)(E). The Parent Company does not believe that its reliance on the above exemption materially adversely affects the ability of the Audit Committee to act independently and to satisfy its duties.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a result of the listing of certain of its debt securities on NYSE ARCA, SEK is subject to Rule 10A-3 under the Exchange Act. Rule 10A-3, with which SEK complies fully, sets out certain requirements with respect to the independence of audit committee members and with respect to audit committees’ duties, powers and responsibilities. Rule 10A-3 contains certain exemptions for foreign issuers, however, and SEK avails itself of certain of these exemptions. In particular: (i) as noted in Item 16D above, it relies on Section (b)(1)(iv)(E) of Rule 10A-3 (applicable to audit committee members that are representatives or designees of a foreign government, which all of SEK’s audit committee members are) to satisfy the independence requirement set forth in Section (b)(1)(ii)(B) of Rule 10A-3; and (ii) it relies on the “Instructions” accompanying the Rule, which provide that, to the extent that a foreign issuer’s home-country legal requirements conflict with the prescriptions of the Rule concerning the duties, powers or responsibilities of audit committees (i.e., due to the assignment of such duties, powers or responsibilities to another corporate body under local law), it is sufficient to allocate to the audit committee advisory powers, or powers and/or responsibilities concerning the making of proposals to the relevant decision-making body. Regarding the foregoing, Section (b)(2) of Rule 10A-3 states that an issuer’s audit committee should be directly responsible for the appointment, compensation, retention and oversight of external auditors. Under Swedish law, these powers are reserved to the Parent Company’s shareholder. Thus, the charter for SEK’s audit committee gives the committee an advisory role (to the shareholder) with respect to the aforesaid (but does not make the committee directly responsible).

ITEM 16H. MINING SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

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

2.7

Fiscal Agency Agreement dated April 1, 2022 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.8

Deed of Covenant dated April 1, 2022 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.9

ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016, as amended on February 15, 2023, relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme. *

2.10

Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issuance Program (filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Certain Level 3 Financial Instruments

As described in Notes 1 and 13 to the consolidated financial statements, the Company carries financial instruments at fair value, which includes Skr 26.5 billion of liabilities classified in Level 3 of the fair value hierarchy as one or more inputs to the financial instrument’s valuation technique are significant and unobservable. The Company utilized an internally established model and unobservable inputs to estimate the fair value of the level 3 financial instruments. As disclosed by management, the unobservable parameters included in the model for assessing fair value are associated with subjectivity and uncertainty.

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

Loss allowance on loans

As described in Notes 1 and 9 to the consolidated financial statements, the loss allowance on loans represents the expected credit losses in relation to the Company’s credit exposures. As of December 31, 2022, the loss allowance on loans was Skr 223 million, on total loans before expected credit losses of Skr 274 billion. As disclosed by management, the loss allowance or expected credit losses (ECL) are estimated using quantitative models and overall adjustment, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgement. The most significant inputs included determination of significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The Company entailed three scenarios for the probability of default curve which are defined by a weight allocated to each scenario. The ECL calculation also takes into consideration any collateral held, repayments or guarantees.

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

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 28, 2023

We have served as the Company's auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2022	2021	2020
Interest income calculated using effective interest method		6,563	4,264	4,960
Other interest income		166	-1,545	-852
Interest expenses		-4,550	-812	-2,162
Net interest income	2	2,179	1,907	1,946
Net fee and commission expense	3	-31	-29	-42
Net results of financial transactions	4	69	56	83
Total operating income		2,217	1,934	1,987
Personnel expenses	5	-402	-359	-347
Other administrative expenses	6	-216	-231	-198
Depreciation and impairment of non-financial assets	7	-94	-80	-51
Total operating expenses		-712	-670	-596
Operating profit before credit losses		1,505	1,264	1,391
Net credit losses	9	-34	41	-153
Operating profit		1,471	1,305	1,238
Tax expenses	10	-305	-271	-270
Net profit[1]		1,166	1,034	968
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-122	—	—
Tax on items to be reclassified to profit or loss	10	25	—	—
Net items to be reclassified to profit or loss		-97	—	—
Items not to be reclassified to profit or loss
Own credit risk		99	-24	18
Revaluation of defined benefit plans		43	24	1
Tax on items not to be reclassified to profit or loss	10	-30	0	-5
Net items not to be reclassified to profit or loss		112	0	14
Total other comprehensive income		15	0	14
Total comprehensive income[1]		1,181	1,034	982

Skr
Basic and diluted earnings per share[2]	292	259	243
1	The entire profit is attributable to the shareholder of the Parent Company.
2	The average number of shares in 2022 amounted to 3,990,000 (2021: 3,990,000).

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	11, 12	4,060	11,128
Treasuries/government bonds	11, 12	15,048	10,872
Other interest-bearing securities except loans	11, 12	57,144	45,881
Loans in the form of interest-bearing securities	9, 11, 12	54,257	46,578
Loans to credit institutions	9, 11, 12	22,145	20,775
Loans to the public	8, 9, 11, 12	207,737	180,288
Derivatives	12, 14	10,304	8,419
Tangible and intangible assets	7	307	331
Deferred tax assets	10	25	11
Other assets	16	285	7,451
Prepaid expenses and accrued revenues	17	4,162	1,913
Total assets		375,474	333,647
Liabilities and equity
Borrowing from credit institutions	12, 18	7,153	5,230
Borrowing from the public	12, 18	—	10,000
Debt securities issued	12, 18	319,117	279,770
Derivatives	12, 14	13,187	14,729
Other liabilities	19	10,242	1,167
Accrued expenses and prepaid revenues	20	4,172	1,875
Provisions	5, 21	28	68
Total liabilities		353,899	312,839
Share capital		3,990	3,990
Reserves		-114	-129
Retained earnings		17,699	16,947
Total equity	22	21,575	20,808
Total liabilities and equity		375,474	333,647

Consolidated Statement of Changes in Equity

			Reserves
			Hedge	Own credit	Defined benefit	Retained
Skr mn	Equity	Share capital	reserve	risk	plans	earnings
2022
Opening balance of equity Jan 1, 2022	20,808	3,990	—	-102	-27	16,947
Changes in equity:
Net profit for the year	1,166					1,166
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	-122		-122
Tax on items to be reclassified to profit or loss	25		25
Items not to be reclassified to profit or loss
Own credit risk	99			99
Revaluation of defined benefit plans	43				43
Tax on items not to be reclassified to profit or loss	-30			-20	-10
Total other comprehensive income	15	—	-97	79	33	—
Total comprehensive income	1,181	—	-97	79	33	1,166
Dividend	-414					-414
Closing balance of equity Dec 31, 2022[1]	21,575	3,990	-97	-23	6	17,699

2021
Opening balance of equity Jan 1, 2021	20,064	3,990	—	-84	-45	16,203
Changes in equity:
Net profit for the year	1,034					1,034
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	—		—
Tax on items to be reclassified to profit or loss	—		—
Items not to be reclassified to profit or loss
Own credit risk	-24			-24
Revaluation of defined benefit plans	24				24
Tax on items not to be reclassified to profit or loss	0			6	-6
Total other comprehensive income	0	—	—	-18	18	—
Total comprehensive income	1,034	—	—	-18	18	1,034
Dividend	-290					-290
Closing balance of equity Dec 31, 2021[1]	20,808	3,990	—	-102	-27	16,947

2020
Opening balance of equity Jan 1, 2020	19,082	3,990	—	-98	-45	15,235
Changes in equity:
Net profit for the year	968					968
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	—		—
Tax on items to be reclassified to profit or loss	—		—
Items not to be reclassified to profit or loss
Own credit risk	18			18
Revaluation of defined benefit plans	1				1
Tax on items not to be reclassified to profit or loss	-5			-4	-1
Total other comprehensive income	14	—	—	14	0	—
Total comprehensive income	982	—	—	14	0	968
Dividend	—					—
Closing balance of equity Dec 31, 2020[1]	20,064	3,990	—	-84	-45	16,203
1	The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Skr mn	2022	2021	2020
Operating activities
Operating profit[1]	1,471	1,305	1,238
Adjustments for non-cash items in operating profit	329	69	140
of which provision for credit losses, net	34	-41	153
of which depreciation and impairment of non-financial assets	94	80	51
of which exchange-rate differences	7	-2	5
of which unrealized changes in fair value	-24	-21	-69
of which other[2]	218	53	0
Income tax paid	-420	-263	-311
Increase (-)/decrease (+) in lending	-17,970	16,900	-37,824
Increase (-)/decrease (+) in bonds and securities held	-12,027	1,230	4,276
Other changes in assets and liabilities – net	380	1,334	14,493
Cash flow from operating activities	-28,237	20,575	-17,988

Investing activities
Investments	-70	-242	-35
Cash flow from investing activities	-70	-242	-35

Financing activities
Senior debt	169,473	88,328	153,518
Repayments of debt	-149,831	-97,435	-119,143
Repurchase and early redemption of own long-term debt	-8,849	-1,851	-4,915
Derivatives	9,770	-1,523	-8,651
Dividend paid	-414	-290	—
Payment of lease liability	-23	-24	-27

Cash flow from financing activities	20,126	-12,795	20,782
Net cash flow for the period	-8,181	7,538	2,759

Cash and cash equivalents at beginning of the year	11,128	3,362	1,362
Net cash flow for the period	-8,181	7,538	2,759
Exchange-rate differences on cash and cash equivalents	1,113	228	-759
Cash and cash equivalents at end of year[3]	4,060	11,128	3,362
of which cash at banks	255	427	561
of which cash equivalents	3,805	10,701	2,801
1	Interest payments received and expenses paid

Interest payments received	4,485	2,801	4,329
Interest expenses paid	2,233	862	2,861
2	Of which other includes accrued interest, taxes not paid and changes in other comprehensive income.
3	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11.

Notes

Corporate information

Svensk Exportkredit (SEK) is a state-owned company that finances Swedish exporters, their subsidiaries, and their foreign customers. AB Svensk Exportkredit (publ) is the parent company of the group. The parent company is a Swedish limited liability company with its registered office in Stockholm, Sweden. The consolidated accounts for the financial year 2022 were approved for publication by the Board of Directors on February 21, 2023, and will be presented for adoption at the 2023 Annual General Meeting on March 27, 2023.

Mandatory information

Name of reporting entity	AB Svensk Exportkredit (publ)
Legal form of entity	Public limited company
Share capital	3,990,000 shares / par value Skr 1,000
Organizational number	556084-0315
Domicile of entity	Sweden
Country of incorporation	Sweden
Address of entity’s registered office	Fleminggatan 20, 112 26 Stockholm, Sweden
Principal place of business	Sweden
Nature of the entity’s operations and principal activities	Credit market company, financing of exports

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

(a) Reporting entity

AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is domiciled in Sweden. The address of the Company’s registered office is Fleminggatan 20, P.O. Box 194, SE-112 26 Stockholm, Sweden. The Consolidated Group as of December 31, 2022 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”.

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

The Consolidated Financial Statements and annual report were approved for issuance by SEK’s Board of Directors on February 21, 2023. The Group’s Statements of Comprehensive Income and Financial Position will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 27, 2023.

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

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2021 annual report on Form 20-F. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

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

(f) Recognition of operating income

(i) Net interest income

Interest income and interest expense related to all financial assets and liabilities, regardless of classification, are recognized in net interest income. Interest income and interest expense are recognized on a gross basis, with the exception of interest income and interest expenses related to derivatives, which are reported on a net basis. Interest for derivatives used to hedge borrowing is recognized as interest expense and interest on all derivatives used to hedge assets is recognized as interest income, regardless of whether the contracts’ net interest is positive or negative. This reflects the real interest expense of borrowing after taking economic hedges into account. Negative interest rates on assets are recognized as interest expense and negative interest rates on liabilities are recognized as interest income. Interest income calculated using the effective interest method presented in SEK’s Financial Statements applies only to those assets that are subsequently measured at amortized cost and the interest for hedging instruments related to those assets as the effective interest method is a measurement technique whose purpose is to calculate amortized cost and allocate interest income over the relevant time period. This interest income and corresponding interest expense are calculated and recognized based on the effective interest rate method. The effective interest rate is regarded as an integral part of the effective interest rate of a financial instrument (usually fees received as compensation for risk). Guarantee commissions that are comparable to interest are a part of the effective interest rate. The effective interest rate is equivalent to the rate used to discount contractual future cash flows to the carrying amount of the financial asset or liability. The item Other interest income covers interest income of financial assets at fair value through profit or loss and the remuneration for the CIRR-system (as defined below). In addition to interest income and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee and the risk tax.

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (the “CIRR-system”). All revenue and expenses from the CIRR-system are recognized in SEK’s profit or loss. SEK receives compensation from the Swedish government in the form of an administration fee, which is calculated based on the principal amount outstanding. The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest.

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

(iii) Net results of financial transactions

Net results of financial transactions include realized gains and losses related to all financial instruments and unrealized gains and losses on all financial instruments measured at fair value, except for the types of financial instruments for which the change is to be recognized in other comprehensive income. Gains and losses include gains and losses related to currency exchange effects, interest-rate changes, changes in basis-spreads and changes in the credit rating of the counterparty to the financial contract. The item also includes the hedge ineffectiveness, i.e., market value changes attributable to hedged risks and derivatives in fair value hedges and cash flow hedges. Realized gains and losses from financial instruments measured at amortized cost, such as interest rate compensation received and realized gains/losses from the repurchase of issued own debt, are recognized as they arise directly under net results of financial transactions.

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

(iv) Classification of financial assets and liabilities

Financial assets and liabilities are categorized in two categories for valuation purposes: amortized cost and fair value through profit or loss.

Financial assets at amortized cost. The balance sheet items Cash and cash equivalents, Loans to credit institutions, Loans to the public and Loans in the form of interest-bearing securities are recognized at amortized cost, provided that the following criteria are met by all assets:

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

The assessment of the properties of the contractual cash flows aims to identify if the contractual cash flows comprise solely payments of principal and interest, which is an SPPI test. Contractual cash flows that solely payments of principal and interest qualify as a basic lending arrangement, which is a prerequisite for measuring the instrument at amortized cost. SEK has prepared a tool for the implementation and documentation of evaluations and assessments of financial assets in the lending portfolios, whereby relevant factors are taken into consideration, such as the tenor of the interest rate in relation the interest-rate setting period, interest-rate cap/floor, index-linked coupon/interest, sustainability-linked interest, payment trigger, currency mismatch, government interest rates and early repayment.

Financial assets measured at fair value through profit or loss. Derivatives are measured at fair value. Interest-bearing securities included in SEK’s liquidity investments, consisting of the balance-sheet items treasuries/government bonds and other interest-bearing securities except loans, are measured at fair value through profit or loss and, accordingly, they are included in a portfolio, where the business model entails measurement at fair value. The following parameters have been evaluated in relation to the liquidity portfolio:

Internal targets and governance of the liquidity portfolio, and documentation thereof;

Administration and commercial follow-up;

Risk management, follow-up and reporting;

Frequency, objective and volume in terms of noted sales; and

Remuneration models, and how these are impacted by valuation methods.

Financial assets measured at fair value through profit or loss are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions.

Financial liabilities measured at fair value through profit or loss. There are two main subcategories in the category of financial liabilities at fair value through profit or loss: financial liabilities designated upon initial recognition at fair value through profit or loss (fair value option) and financial liabilities mandatorily measured at fair value. Securities issued by SEK containing embedded derivatives are in their entirety irrevocably classified as financial liabilities at fair value through profit or loss using the fair value option. Derivatives are measured at fair value through profit or loss. Financial liabilities measured at fair value through profit and loss are recognized at fair value in the Statement of Financial Position. Changes in fair value are recognized in profit or loss under the item Net results of financial transactions with the exception of gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with the fair value option. Such changes are recognized in the Reserve for changes in own credit risk under Other comprehensive income and are not reclassified to profit or loss.

Financial liabilities at amortized cost. All debt securities issued by SEK other than those classified as financial liabilities at fair value through profit or loss are measured at amortized cost, using the effective interest rate method. Where one or more derivative is used to hedge currency, interest rate and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is subject to fair value hedge accounting. When applying fair value hedge accounting on subordinated debt, hedging is applied to the subordinated debt for the period corresponding to the derivative’s time to maturity, when the maturities do not coincide.

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

(vi) Presentation of certain financial instruments

Derivatives. In the ordinary course of its business, SEK uses various types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate or other exposures. Derivatives are classified as financial assets or liabilities at fair value through profit or loss. Where SEK decides to categorize a financial liability at fair value through profit or loss in accordance with the fair value option, the purpose is to avoid the mismatch that would otherwise arise from the fact that the changes in the value of the derivative, measured at fair value, would not match the changes in value of the underlying liability, measured at amortized cost.

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

Embedded derivatives. In the ordinary course of its business, SEK issues financial liabilities that frequently contain embedded derivatives. When financial liabilities contain embedded derivatives, where the financial characteristics and risks of the instrument’s unique components are not related, the entire instrument is irrevocably classified as financial liabilities measured at fair value through profit or loss in accordance with the fair value option, and thus does not separate the embedded derivatives.

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

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading “Commitments” in Note 23 are measured as the undiscounted future cash flows concerning loan disbursements related to loans committed but not yet disbursed at the reporting period end date, as well as binding offers.

Repurchased debt. SEK repurchases its own debt from time to time. Gains or losses that SEK realizes when repurchasing own debt instruments are recognized in the Statement of Comprehensive Income as a component of Net results of financial transactions.

Assets and liabilities related to the CIRR-system. All assets and liabilities related to the CIRR-system are included in SEK’s assets and liabilities in the Group’s report on financial position as SEK bears the credit risk for lending and is the party to the agreement regarding lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized net under other assets.

(vii) Hedge accounting

SEK applies hedge accounting in cases where derivatives are used to create economic hedging and the hedge relationship is eligible for hedge accounting, with the exception of lending within the CIRR-system, for which hedge accounting is not applied. The method used for hedge accounting is either fair value hedge accounting or cash flow hedge accounting. In order to be able to apply hedge accounting in accordance with IFRS 9, the hedge relationship must meet the hedge effectiveness criteria at the beginning of each hedged period which requires that:

there is an economic relationship between the hedged item and the hedging instrument; and

the effect of credit risk does not dominate the value changes that result from that economic relationship; the hedge ratio of the hedging relationship is the same as that actually used in the economic hedge.

Fair value hedge accounting. Fair value hedge accounting is used for transactions in which one or several derivatives are used to hedge the interest-rate risk that has arisen from a fixed-rate financial asset or liability. When applying fair value hedging, the hedged item is revalued at fair value with regard to the risk being hedged. SEK defines the risk being hedged in fair value hedge accounting as the risk of a change in fair value with regard to a chosen reference rate (referred to as interest-rate risk). The hedged item may be a component of the financial asset or liability, i.e., comprises less than the entire fair value change for the financial asset or liability. That could be a component of the nominal amount or the tenor of the item. The hedging instrument may consist of one or several derivatives that exchange fixed interest for floating interest in the same currency (interest-rate derivatives) or one or several instruments that exchange fixed interest in one currency for floating interest in another currency (interest and currency derivatives), in which case the currency risk is a part of the fair value hedge.

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

changes in timing of the payment of the hedged item;

use of an existing derivative with a non-zero fair value due to changes in timing of the trade date of the derivative and the validation of the hedge relationship;

the different treatment of currency basis in calculating changes in the fair value of the hedging instrument and hedged item;

a significant change in the credit risk of either party to the hedge relationship; and

the effects of the reforms to reference rates, as this might have a different impact on the hedged item and the hedging instrument.

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

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the hedge ratio of the hedging relationship must be adjusted (i.e., rebalances the hedge) so that it meets the qualifying criteria again. Hedge accounting is discontinued prospectively only when the hedging relationship (or a part of a hedging relationship) ceases to meet the qualifying criteria (after any rebalancing). This includes instances when the hedging instrument expires or is sold, terminated or exercised. If a fair value hedge relationship no longer fulfills the requirements for hedge accounting, that component of the hedged item ceases to be measured at fair value and is measured at amortized cost, and the previously recognized fair value changes for the hedged item are amortized over the remaining tenor of the previously hedged item.

Cash flow hedges. Cash flow hedge accounting is used for transactions in which one or several derivatives hedge risk for variability in the cash flows from a floating-rate financial asset or liability. When hedging cash flows, the hedged asset or liability is measured at amortized cost and the portion of changes in fair value in the hedging instrument, determined to be an effective hedge, is recognized in other comprehensive income and accumulated in the cash flow hedge reserve in equity. The ineffective portion of the gain or loss on the hedging instrument is recognized in the profit or loss under net result of financial transactions. When the hedged cash flow is recognized in profit or loss, the value changes in the hedging instrument in the Statement of Comprehensive Income are reclassified from other comprehensive income to profit or loss, when the interest income and interest expense is recognized. SEK defines the risk hedged in a cash flow hedge as the risk of variability of cash flows with regard to a chosen reference rate (referred to as cash flow risk). The hedging instrument may consist of one or several derivatives that exchange floating interest for fixed interest in the same currency (interest-rate derivatives) or one or several derivatives that exchange floating interest in one currency for fixed interest in another currency (interest and currency derivatives). The hypothetical derivative method is used when measuring the effectiveness of cash flow hedges, meaning that the change in a perfect hypothetical swap is used as a proxy for the present value of the cumulative change in expected future cash flows from the hedged transaction. The possible sources of ineffectiveness for cash flow hedges are generally the same as for those for fair value hedges described above. If a cash flow hedge relationship no longer fulfills the requirements for hedge accounting, and accumulated gains or losses related to the hedge have been recorded in equity, such gains or losses remain in equity and are amortized through other comprehensive income to net interest income over the remaining tenor of the hedged item.

(viii) Principles for determination of fair value of financial instruments

The best evidence of fair value is prices in an active market. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value in the Statement of Financial Position have been categorized under the three levels of the fair value hierarchy according to IFRS that reflect the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety. SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments, based on valuation techniques:

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

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are then extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time series of observable market data. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied by SEK when there are additional factors that market participants take into account and that are not captured by the valuation model. The independent risk function assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own credit rating and other non-observable parameters, where relevant.

Models for the valuation of financial instruments are approved by the Chief Financial Officer. New models for valuation are reported to the Board’s Finance and Risk Committee annually, together with the applicable validation. The use of a valuation model demands a validation and an approval thereafter. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair value adjustments and significant changes in fair values of level 3-instruments are reviewed on quarterly basis by plausibility checks.

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

Significant increase in credit risk. A significant increase in credit risk is a relative assessment, whereby the credit quality at the reporting date is compared with the initial credit quality when the exposure was recognized. The starting point when assessing what should be included as criteria for the assessment of credit risk is the existing process for following up credit risk and credit risk management within SEK. All counterparties are given a risk rating, which means that risk classification forms the basis for follow-up should a significant increase in credit risk occur. Moreover, other indicators currently in use to follow up credit risk in exposures and of counterparties, include the number of days past due, forbearance measures and other risk raising factors, such as deviations from covenants. These indicators are applied to assess credit risk and whether a significant increase in credit risk has occurred.

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

Other risk raising factors. Other factors can exist that indicate an exposure or a counterparty has an increased credit risk, which are not captured by a change in the risk classification, days-past-due or forbearance measures. Examples of these include recurring waivers that impact credit risk, sector trends and extraordinary changes in the management and/or Board of Directors. To capture these risk-raising factors, management can conduct a specific qualitative assessment of the significant increase in credit risk at a counterparty. Since this assessment comprises a qualitative expert assessment, the waiting period for any transfer to stage 1 will be taken into consideration in the assessment and no extra waiting period will be applied.

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

Probability of default (PD). PD is the likelihood that a counterparty defaults on one or more exposures on a one-year horizon (for stage 1) or for the entire lending period (for stages 2 and 3). When calculating expected credit losses under IFRS 9, PD represents the probability of default at a specific point-in-time in an economic cycle (point-in-time PD). The most important data sources for PD models are Standard & Poor’s, Federal Reserve and the Organization for Economic Co-operation and Development (OECD), where SEK obtains default statistics and transition matrices as well as macroeconomic series and GDP growth forecasts. SEK has chosen to create a PD segmentation at geographic level; North America, Europe and Rest of the world. SEK’s method entails three scenarios being prepared for each PD curve: a base scenario, a downturn scenario, and an upturn scenario.

The three scenarios are defined by a weight allocated to each scenario; the weights should add up to 1, in other words 100 percent. The weights are prepared quarterly by a cross-functional group at SEK, and are then adopted by the CEO. By allocating a weight to each PD curve, SEK defines its expectations of future macroeconomic trends.

Loss Given Default (LGD). LGD is the amount expressed as a percentage of the credit exposure that on default, SEK expects to lose from the defaulting counterparty. The segments are used for preparing the LGD are Large corporates, Medium Enterprises, and Bank and Financial companies. Due to the low historic rate of default in SEK’s lending, the LGD is modeled by using default data from Global Credit Data (GCD), with the exception of the Sovereign segment, where LGD is prepared based on a qualitative assessment.

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

(i) Tangible assets

Items of tangible assets are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Tangible assets are depreciated using the straight-line method over their estimated useful lives. The right-of-use assets according to IFRS 16 Leases are accounted for as tangible assets when the underlying assets are tangible assets. SEK accounts for right-of-use assets for rental premises as tangible assets.

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

(ii) Defined-benefit plans

Defined-benefit pension plans means that the pension benefit is predetermined, such as is the case with the BTP2 plan. Defined-benefit plans are post-employment benefit plans other than defined-contribution plans. The present value of the net obligation for defined-benefit plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current period and prior periods. The net obligation is recognized in the balance sheet at its present value less the fair value of any plan assets.

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

(l) Equity

Equity in the Consolidated Group consists of the following items: share capital; reserves; retained earnings; and net profit for the year. Reserves consist of the following items: the reserve for fair value changes in respect of derivatives in cash flow hedges (hedge reserve); the reserve for fair value changes with respect to changes in SEK’s credit risk (own credit risk reserve) and the reserve for remeasurement in respect of defined-benefit pension plans (reserve for defined-benefit pension plans).

(m) Taxes

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is tax expected to be payable on taxable income for the fiscal year. Deferred tax is deferred taxes on temporary fiscal differences. Deferred tax is calculated with an expected tax rate of 20.6 percent (2021: 20.6 percent). Deferred tax is calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in profit or loss, or through other comprehensive income. A temporary difference is the difference between the recognized and fiscal values of an asset or a liability.

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

(p) Critical accounting policies, assumptions and estimates

When adopting and applying the Group’s accounting policies, in certain cases, management makes judgments and estimates that have a significant effect on the amounts recognized in the Financial Statements. These estimates are based on past experience and assumptions that the Company believes are fair and reasonable. These estimates and the judgments behind them affect the reported amounts of assets, liabilities, income and expenses as well as disclosures. Actual outcomes can later differ from the estimates and the assumptions made.

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

(i) Functional currency of the Parent Company

SEK has established that the Swedish krona (Skr) is its functional currency under IFRS. Large portions of its assets, liabilities and related derivatives are denominated in foreign currencies. Significant factors for judgment are that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of SEK’s expenses, especially personnel expenses, other expenses and taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging exposures between the Swedish krona and other currencies. See Note 26 for information on SEK’s positions in foreign currency.

(ii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives and issued debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. Refer to Note 26 for further information about the impact on the value of financial assets and liabilities of a one percentage point movement in the market interest rate. Other valuation models or assumptions could produce different valuation results. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and an approval thereafter. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) are made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see Note 13, for fair value changes related to credit risk).

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

As of December 31, 2022, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recoded fair value were observable (level 2) amounted to Skr 59 billion (2021: Skr 32 billion) and Skr 11 billion (2021: Skr 19 billion), 16 percent (2021: 10 percent) and 3 percent (2021: 6 percent) of total financial assets and total financial liabilities, respectively. Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 0 billion (2021: Skr 0 billion) and Skr 31 billion (2021: Skr 35 billion), 0 percent (2021: 0 percent) and 9 percent (2021: 11 percent) of total financial assets and total financial liabilities respectively. The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2022, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3 instruments amounted to Skr -155 million (2021: Skr -122 million) and Skr 155 million (2021: Skr 122 million), respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (h) (viii) above for the Principles for determination of fair value of financial instruments.

(iii) Provisions for expected credit losses

Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2022 if the definition of significant increase in credit risk had been one less step of deterioration, the impairments would have been Skr 15 million higher (2021: Skr 1 million), and if the definition had been one more step of deterioration, the impairments would have been Skr 0 million lower (2021: Skr 0 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2022 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100 percent probability, the impairments would have been Skr 42 million higher (2021: Skr 5 million) or Skr 79 million lower (2021: Skr 5 million), respectively. On December 31, 2022, SEK’s total lending including off-balance sheet exposures amounted to Skr 354 billion (2021: Skr 298 billion) and the related impairment reserve amounted to Skr 223 million (2021: Skr 164 million). If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2022 by an additional approximately Skr 22 million (2021: Skr 16 million) and equity at the same date by approximately Skr 18 million (2021: Skr 13 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

(q) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

No IFRS or IFRS IC interpretations that are not yet applicable are expected to have a material impact on SEK’s Financial Statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	2022	2021	2020
Interest income
Loans to credit institutions	506	131	236
Loans to the public	5,106	3,782	4,210
Loans in the form of interest--bearing securities	1,114	776	897
Interest-bearing securities excluding loans in the form of interest-bearing securities	535	50	242
Derivatives	-797	-2,239	-1,708
Administrative remuneration CIRR-system[1]	237	198	197
Other assets	28	21	34
Total interest income	6,729	2,719	4,108
Interest expenses
Interest expenses excl. resolution fee	-4,353	-724	-2,076
Resolution fee	-88	-88	-86
Risk tax	-109	—	—
Total interest expenses	-4,550	-812	-2,162
Net interest income	2,179	1,907	1,946
1	Including administrative remuneration for concessionary loans by Skr 1 million (2021: Skr 1 million).

Skr mn	2022	2021	2020
Interest income were related to:
Financial assets at fair value through profit or loss	-32	-1,750	-1,070
Derivatives used for hedge accounting	-183	-439	-396
Financial assets at amortized cost	6,944	4,908	5,574
Total interest income	6,729	2,719	4,108
Interest expenses were related to:
Financial liabilities at fair value through profit or loss	1,346	530	725
Financial assets measured at fair value through profit or loss - negative interest on income	-37	-73	-60
Financial assets measured at amortized cost - negative interest income	0	0	0
Derivatives used for hedge accounting	-1,405	2,146	1,904
Financial liabilities at amortized cost	-4,454	-3,415	-4,731
Total interest expenses	-4,550	-812	-2,162
Net interest income	2,179	1,907	1,946

Interest income geographical areas

Skr mn	2022	2021	2020
Sweden	1,907	863	1,223
Europe except Sweden	1,071	-944	-166
Countries outside of Europe	3,751	2,800	3,051
Total interest income	6,729	2,719	4,108

Interest income per product group

Skr mn	2022	2021	2020
Lending to Swedish exporters	2,714	1,596	1,921
Lending to exporters’ customers[1]	1,782	932	1,229
Liquidity	2,233	191	958
Total interest income	6,729	2,719	4,108
1	In interest income for Lending to exporters’ customers, Skr 236 million (2021: Skr 197 million) represents remuneration from the CIRR-system, see Note 24.

Note 3. Net fee and commissions expense

Skr mn	2022	2021	2020
Fee and commissions earned were related to:
Lending	3	2	1
Total	3	2	1

Commissions incurred were related to:
Custodian- and bank fees	-10	-9	-10
Brokerage	-2	-2	-4
Other commissions incurred	-22	-20	-29
Total	-34	-31	-43
Net fee and commissions expense[1]	-31	-29	-42
1	Skr -29 million (2021: Skr -27 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2022	2021	2020
Derecognition of financial instruments not measured at fair value through profit or loss:
Financial assets at amortized cost	9	33	14
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)[1]	2,004	-569	-488
Mandatorily	-2,023	582	466
Financial instruments under fair value hedge accounting:
Net results of the hedging instrument	-7,976	-3,397	1,277
Net results of the hedged item	8,064	3,409	-1,191
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-9	-2	5
Total net results of financial transactions	69	56	83

Note 5. Personnel expenses

Skr mn	2022	2021	2020
Salaries and remuneration to the Board of Directors and the CEO	-8	-8	-7
Salaries and remuneration to Senior Executives	-24	-25	-25
Salaries and remuneration to other employees	-201	-173	-168
Pensions	-72	-66	-64
Social insurance	-78	-70	-68
Other personnel expenses	-19	-17	-15
Total personnel expenses	-402	-359	-347

The combined total of the remuneration excluding benefits to senior executives, excluding the CEO of the Parent Company, amounted to Skr 23 million (2021: Skr 25 million). Of the remuneration to senior executives, Skr 24 million (2021: Skr 25 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 5 million (2021: Skr 5 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions. The salary ratio of CEO to median employee is 8.75 (2021: 8.75). The percentage increase of the salary ratio of CEO to median employee is 0.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2022	committee	Fixed	Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lennart Jacobsen[4], from March 24, 2022	-470	—	—	—	-470
Lars Linder-Aronson, resigned March 24, 2022	-154	—	—	—	-154
Other members of the Board of Directors:		—	—	—
Lennart Jacobsen[4],	-79	—	—	—	-79
Anna Brandt[5]	—	—	—	—	—
Reinhold Geijer	-348	—	—	—	-348
Eva Nilsagård	-335	—	—	—	-335
Hans Larsson, resigned March 24, 2022	-85	—	—	—	-85
Hanna Lagercrantz[5]	—	—	—	—	—
Håkan Berg, from March 24, 2022	-276	—	—	—	-276
Paula da Silva, from March 24, 2022	-266	—	—	—	-266
Katarina Ljungqvist, from March 24, 2022	-266	—	—	—	-266
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[6]	—	-5,434	-19	-1,668	-7,121
Per Åkerlind, Deputy Chief Executive Officer, resigned June 30, 2022	—	-1,772	-17	-652	-2,441
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-1,802	-34	-668	-2,504
Andreas Ericson, Head of International Finance, resigned March 31, 2022	—	-509	-9	-175	-693
Pontus Davidsson, Head of International Finance, from September 8, 2022	—	-981	-5	-196	-1,182
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,018	-17	-608	-3,643
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,465	-37	-604	-3,106
Jens Hedar, Head of Client Relationship Management	—	-2,454	-18	-803	-3,275
Peter Svensén, Chief Risk Officer (CRO), resigned December 11, 2022	—	-2,525	-30	-593	-3,148
Anna-Lena Söderlund, Chief Risk Officer (CRO), from December 12, 2022	—	-89	-1	-38	-128
Sirpa Rusanen, Chief Human Resources Officer (CHRO), resigned September 15, 2022	—	-1,254	-17	-479	-1,750
Jenny Lilja Lagercrantz, Chief Human Resources Officer (CHRO), from September 16, 2022	—	-613	-4	-169	-786
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,532	-28	-839	-3,399
Maria Simonson, Chief Sustainability Officer (CSO), from April 1, 2022	—	-1,575	-12	-433	-2,020
Madeleine Widaeus, Chief Information Officer (CIO), resigned January 31, 2022	—	-144	-1	-54	-199
Pia Melke, Chief Information Officer (CIO), from February 1, 2022, resigned April 30, 2022	—	-310	-3	-93	-406
Tomas Nygård, Chief Information Officer (CIO), from May 1, 2022	—	-1,272	-11	-348	-1,631
Total	-2,279	-28,749	-263	-8,420	-39,711
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Lennart Jacobsen was a member of the Board until March 23, 2022 and Chairman from March 24, 2022.
5	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.

6	The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2021	committee	Fixed		Other
Skr thousand	fee	remuneration[1]		benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-609	—		—	—	-609
Other members of the Board of Directors:
Lennart Jacobsen, from March 24, 2021	-238	—		—	—	-238
Anna Brandt[4]	—	—		—	—	—
Reinhold Geijer	-318	—		—	—	-318
Eva Nilsagård	-334	—		—	—	-334
Hans Larsson	-334	—		—	—	-334
Hanna Lagercrantz[4]	—	—		—	—	—
Cecilia Ardström, resigned March 24, 2021	-83	—		—	—	-83
Ulla Nilsson, resigned March 24, 2021	-84	—		—	—	-84
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5], resigned July 15, 2021	—	-3,130		-15	-896	-4,041
Magnus Montan, Chief Executive Officer (CEO)[5], from July 16, 2021	—	-2,459	[6]	-8	-837	-3,304
Per Åkerlind, Deputy Chief Executive Officer	—	-3,544		-20	-1,266	-4,830
Karl Johan Bernerfalk, General Counsel, Head of Legal and Sustainability Analysis	—	-1,643		-35	-574	-2,252
Andreas Ericson, Head of International Finance	—	-2,020		-34	-646	-2,700
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,007		-16	-532	-3,555
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,459		-30	-529	-3,018
Jens Hedar, Head of Client Relationship Management	—	-2,485		-17	-721	-3,223
Petra Könberg, Head of Marketing and Communications, resigned November 30, 2021	—	-1,219		-31	-427	-1,677
Peter Svensén, Chief Risk Officer (CRO)	—	-2,624		-26	-555	-3,205
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,749		-24	-687	-2,460
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,552		-16	-804	-3,372
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,749		-16	-520	-2,285
Total	-2,000	-30,640		-288	-8,994	-41,922
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.
5	The retirement age of the former CEO, Catrin Fransson and the current CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of their respective fixed salary.
6	Employed since June 1, 2021.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2020	committee	Fixed	Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-588	—	—	—	-588
Other members of the Board of Directors:
Cecilia Ardström	-322	—	—	—	-322
Anna Brandt[4]	—	—	—	—	—
Reinhold Geijer	-288	—	—	—	-288
Eva Nilsagård	-297	—	—	—	-297
Ulla Nilsson	-322	—	—	—	-322
Hans Larsson	-302	—	—	—	-302
Hanna Lagercrantz[4],	—	—	—	—	—
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5]	—	-5,234	-33	-1,536	-6,803
Per Åkerlind, Deputy Chief Executive Officer and Head of Strategic Partnerships and Relations	—	-3,527	-31	-1,257	-4,815
Karl Johan Bernerfalk, General Counsel, Head of Legal	—	-1,576	-31	-552	-2,159
Andreas Ericson, Head of Mid Corporates	—	-2,024	-32	-631	-2,687
Stefan Friberg, Chief Financial Officer (CFO)	—	-2,964	-18	-515	-3,497
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,389	-18	-524	-2,931
Jens Hedar, Head of Large Corporates	—	-2,316	-18	-635	-2,969
Petra Könberg, Head of Marketing and Communications	—	-1,286	-34	-428	-1,748
Peter Svensén, Chief Risk Officer (CRO)	—	-2,597	-26	-569	-3,192
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,719	-22	-675	-2,416
Susanna Rystedt, Head of Business Development, Business Support and Transformation	—	-2,501	-16	-788	-3,305
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,671	-16	-493	-2,180
Total	-2,119	-29,804	-295	-8,603	-40,821
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish Government.
5	The retirement age of the former CEO, Catrin Fransson, is 65 years and the pension fee is 30 percent of her fixed salary.

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

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management team, for the Head of Compliance, and for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s variable remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee met three times in 2022.

The Company only has one variable remuneration system, individual variable compensation (“IRE”). Within this system, permanent staff who have customer or business responsibility, but are not members of senior management, are offered the opportunity to receive individual variable remuneration. IRE has been around since 2017 and should be evaluated on a yearly basis. The result of the evaluations shall be reported to the Remuneration Committee.

The IRE system is discretionary in nature, in that all outcomes are subject to deferred payment and the Board takes all decisions regarding results and payments. Before an individual receives any IRE payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IRE outcome. The outcome at the Company level is conditional on the actual return exceeding a predetermined target. If appropriate, actual return is adjusted for the impact of non-operational items and unexpectedly high risk-taking. Of the profit that corresponds to any excess return, a percentage accrues to the IRE at the Company level. The outcome at the Company level is capped at a maximum of two months’ salary, calculated on the basis of all Company employees entitled to IRE. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of two months’ salary, calculated on the basis of all department’s employees entitled to IRE. The final test is at the Individual level. This test assesses the behavior and performance of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of the lower amount corresponding to 1.5 times the outcome at the main function level or an amount corresponding to EUR 50,000. Accordingly, the maximum outcome for any individual is three months’ salary or an amount corresponding to EUR 50,000. The total outcome for all employees encompassed by IRE in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IRE paid.

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

For all employees subject to IRE, the disbursement plan states that 40 percent of the outcome will be disbursed in the year following the income year to which the remuneration relates, and 20 percent will be disbursed in each of the three subsequent years.

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

The CEO’s, Magnus Montan, terms of employment comply with the Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020.

SEK pays an old-age and survivors’ pension amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the pension plan between the Swedish Banking Institutions and the Financial Sector Union of Sweden (“BTP”) as well as private healthcare insurance under Skandia and travel insurance. Other benefits payable to the CEO include per diem allowances. The CEO is entitled to six months’ notice prior to termination initiated by SEK and severance pay corresponding to 12 months’ salary. A deduction is made for any income arising from new employment.

The retirement age is 65 for all senior executives. The pension terms, conditions for termination of employment and other terms of employment for the senior executives follow the current Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020, where the BTP plan is included as an approved, collectively bargained, defined-benefit and defined-contribution pension plan. Since the 2017 Annual General Meeting, the new guidelines apply when appointing new senior executives at SEK. Pension provisions for senior executives in SEK are limited to 30 percent of pensionable income for retirement and survivors’ pension. Due to SEK’s implementation of a defined-benefit pension plan, the BTP plan, resulting from a collective agreement between the BAO and the Financial Sector Union of Sweden, covering employees in the banking and finance industries, the contribution for retirement and survivors’ pension can exceed 30 percent. In 2021, parties to the Banking Institutions Employers’ Organization (BAO) agreement area agreed to strengthen the provision for occupational pensions under the BTP plan. The expanded provision means that the employer will make an additional contribution of 2 percent to the occupational pension. This is enabled by exchanging a holiday pay supplement of 1.45 percent for a higher pension premium. SEK began to apply the enhanced pension on January 1, 2022.

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

Total pension cost for defined benefit and defined contribution obligations

Skr mn	2022	2021	2020
Service cost	-5	-7	-5
Regulation of pension obligations	0	0	0
Interest cost, net	-1	-1	-1
Pension cost for defined benefit pensions, incl. payroll tax	-6	-8	-6
Pension cost for defined contribution pension cost incl. payroll tax	-66	-58	-58
Pension cost recognized in personnel costs	-72	-66	-64

Actuarial gains (+) and losses (-) on defined benefit obligation during period	92	23	-2
Return above expected return, gains (+) and losses (-) on plan assets	-28	1	3
Change in the effect of the asset ceiling excluding interest	-21	—	—
Revaluation of defined benefit plans	43	24	1

Net value of defined benefit pension obligations

Skr mn	2022	2021	2020
Defined benefit obligations	167	258	277
Plan assets	-180	-201	-195
Restriction due to the asset ceiling	21	—	—
Provision for pensions, net obligation[1]	8	57	82
1	See Note 21.

Development of defined benefit obligations

Skr mn	2022	2021	2020
Defined benefit obligation, opening balance	258	277	272
Service cost	5	7	6
Interest cost	4	3	5
Pension Payments incl. special payroll tax	-8	-7	-9
Actuarial gains (-) and losses (+), effect due to changed demographic assumptions	—	-2	—
Actuarial gains (-) and losses (+), effect due to changed financial assumptions	-98	-24	12
Actuarial gains (-) and losses (+), effect due to experience based outcome	6	4	-9
Defined benefit obligation, closing balance	167	258	277

Development of plan assets related to defined benefit obligation

Skr mn	2022	2021	2020
Fair value of plan assets, opening balance	201	195	189
Expected return on plan assets	4	2	3
Contributions by the employer[1]	10	9	7
Benefits paid[2]	-7	-6	-8
Return on plan assets excluding interest income	-28	1	4
Fair value of plan assets, closing balance	180	201	195
1	Expected contribution from the employer in the following year is Skr 6 million (2021: Skr 6 million), excluding payroll tax.
2	Expected compensation paid in the following year is Skr 8 million (2021: Skr 7 million).

Distribution of plan assets related to defined benefit obligation

Skr mn	2022	2021	2020
Domestic equity investments	4	4	4
Foreign equity investments	22	24	23
Domestic government bonds	29	34	41
Domestic corporate bonds	9	12	18
Mortgage bonds	39	57	53
Other Investments	48	44	33
Properties	29	26	23
Total plan assets	180	201	195

Principal actuarial assumptions used end of year

Percent	2022	2021	2020
Discount rate	4.0	1.8	1.25
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	2.0	1.8
Expected lifetime	DUS21	DUS21	DUS14
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome			Positive outcome
Skr mn	2022	2021	2020	2022	2021	2020
Discount rate	-1%	-1%	-1%	+1%	+1%	+1%
Defined benefit obligation	227	329	358	151	206	218
Service cost	4	7	9	3	4	5
Interest cost	6	2	1	7	6	5

Expected lifetime	+1 year	+1 year	+1 year	-1 year	-1 year	-1 year
Defined benefit obligation	193	270	291	176	245	264
Service cost	3	5	7	3	5	7
Interest cost	7	5	4	6	4	3

Net reconciliation of pension liabilities

Skr mn	2022	2021	2020
Pension liabilities, opening balance	57	82	83
Net periodic pension cost	6	8	8
Contributions by the employer	-10	-8	-7
Net pension payments	-2	-1	-1
Revaluations recognized in other comprehensive income	-43	-24	-1
Pension liabilities, closing balance	8	57	82

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2022 for defined benefit pensions amounts to Skr 6 million (2021: Skr 8 million).

As of December 31, 2022, the expected weighted average remaining service time for active employees was 11.68 years (2021: 12.80 years), the expected weighted average duration for the present value was 15.75 years (2021: 19.03 years) and the average salary for active employees was Skr 0.9 million (2021: Skr 0.9 million).

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

Expected salary increase

The assumption of salary increase is based on SEK’s assessment of the long-term salary increase rate in SEK.

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees

	2022	2021	2020
Women	132	127	123
Men	134	129	125
Total average number of employees	266	256	248

Employees at year-end1

Number	2022	2021	2020
Women	137	132	125
Men	146	132	128
Total employees[2]	283	264	253
of which full-time employees	267	259	247
allocation of women/men	48/52	49/51	49/51
of which part-time employees	5	5	6
allocation of women/men	80/20	80/20	83/17
of which permanent employees	281	263	253
allocation of women/men	48/52	50/50	49/51
of which temporary employees	2	1	0
allocation of women/men	50/50	0/100	0/0
of which hourly employees[3]	11	—	—
allocation of women/men	55/45	—	—
of which managers	31	33	31
of which non-management	252	231	222
1	Information collected from the HR system.
2	In addition to its employees, SEK had 72 consultants (2021: 73 consultants) engaged at year-end 2022, of which the majority work with IT-related projects.
3	Hourly employees were excluded in previous years.

Employees by age distribution

Number	2022	2021	2020
Total employees	283	264	253
of which under the age of 30 years	9%	4%	5%
of which between ages 30 and 50 years	45%	50%	48%
of which over the age of 50 years	46%	46%	47%

Employee turnover

Number	2022	2021	2020
Employees who left employment	38	20	16
of which women	19	7	8
of which men	19	13	8
of which under the age of 30 years	2	1	0
of which between 30 and 50 years	19	9	12
of which over 50 years	17	10	4

Health

Percent	2022	2021	2020
Absence due to sickness[1]	2.9	3.5	2.1
1	Number of hours of absence due to sickness in relation to scheduled working hours.

Equality and diversity

	2022	2021	2020
Allocation of women/men on the Board of Directors	63/37	43/57	62/38
Allocation of women/men in SEK’s executive management	45/55	36/64	50/50
Allocation of women/men in management positions	52/48	45/55	48/52
Allocation of women/men at SEK in total	48/52	50/50	49/51

Note 6. Other administrative expenses

Skr mn	2022	2021	2020
Travel expenses and marketing	-9	-3	-3
IT and information system (fees incl.)	-163	-167	-140
Other fees	-33	-44	-38
Premises	-7	-11	-10
Other	-4	-6	-7
Total other administrative expenses	-216	-231	-198

Remuneration to auditors

Skr mn	2022	2021	2020
Öhrlings PricewaterhouseCoopers AB:
Audit fees[1]	-9	-8	-9
Audit related fees[2]	—	—	—
Tax related fees[3]	—	—	—
Other fees[4]	-2	-3	-3
Total	-11	-11	-12
1	Fees related to audit of annual financial statements and reviews of interim financial statements.
2	Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.
3	Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.
4	Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax related fees above.

In the Financial Statements, remuneration to auditors is mainly included in Other administrative expenses.

Note 7. Tangible and intangible assets

Skr mn	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020
Net book value
Tangible assets	42	40	22
Right-of-use assets	144	152	25
Intangible assets[1]	121	139	98
Total net book value	307	331	145
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-94	-80	-51
1	Intangible assets consist of the capitalized portion of investments in IT systems. The average useful life for intangible assets is 5 years.

For disclosures on right-of-use assets see Note 8.

Note 8. Leasing

SEK as lessee

All leases with the exception of short-term and low-value leases, are recognized as a right-of-use asset with a corresponding lease liability. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities, see Note 7 and Note 19. The right-of-use assets and the lease liability relate to rental premises. For further information see Note 1 Significant accounting policies. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which it is not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 88 million (2021: Skr 80 million) for a period of 3 years.

Right-of-use assets

Skr mn	2022	2021
Opening balance	152	25
Depreciation	-24	-30
Addition[1]	16	157
Closing balance	144	152
1	There have been canceled leases and new leases. During 2021 SEK moved to new premises.

Accounted for in profit or loss

Skr mn	2022	2021
Depreciation charge on right-of-use assets	-24	-30
Interest expenses on lease liability	-1	-1
Expenses relating to short-term leases[1]	0	0
Expenses relating to low-value leases[1]	-1	-1
Variable lease fees[1]	-3	-6
Total amount accounted for in profit or loss	-29	-38
1	Accounted for under Other administrative expenses.

Lease liability

Skr mn	2022	2021
Opening balance	153	19
Interest expenses accrued	1	1
Payments of lease liability	-23	-24
Addition[1]	16	157
Closing balance	147	153
1	There have been canceled and new leases. During 2021 SEK moved to new premises.

Contractual flows of lease liability

Skr mn	2022	2021
Within 1 year	28	21
Between 1 and 5 years	122	122
More than 5 years	—	13
Discounting effect	-3	-3
Closing balance	147	153

The total cash outflow for leases in 2022 was Skr 27 million (2021: Skr 31 million).

SEK as lessor

All SEK’s leasing transactions, where SEK is the lessor, are classified as financial leases. When making such classification, all aspects regarding the leasing contract, including third-party guarantees, are taken into account. A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods. The leases are included in the line item “Loans to the public” in the Statement of Financial Position.

	December 31, 2022		December 31, 2021
		Present value of		Present value of
		mini-mum lease		mini-mum lease
Skr mn	Gross investment	payments	Gross investment	payments
Within 1 year	109	106	111	108
Between 1 and 5 years	118	104	83	74
More than 5 years	60	46	44	34
Total	287	256	238	216
Unearned finance income	—	32	—	21

Note 9. Impairments

	Loans in
	the form
	of interest-	Loans to
	bearing	credit	Loans to the
Skr mn	securities	institutions	public	Off-balance	Total
2022
Expected credit losses, stage 1	-9	1	-26	-4	-38
Expected credit losses, stage 2	4	0	3	-1	6
Expected credit losses, stage 3	—	—	-15	0	-15
Established credit losses	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—
Recovered credit losses	—	—	12	1	13
Net credit losses	-5	1	-26	-4	-34
2021
Expected credit losses, stage 1	7	2	50	1	60
Expected credit losses, stage 2	6	0	23	0	29
Expected credit losses, stage 3	—	—	-46	0	-46
Established credit losses	—	—	-52	—	-52
Reserves applied to cover established credit losses	—	—	49	—	49
Recovered credit losses	—	—	1	—	1
Net credit losses	13	2	25	1	41
2020
Expected credit losses, stage 1	-6	-6	-81	-5	-98
Expected credit losses, stage 2	-11	0	-37	0	-48
Expected credit losses, stage 3	—	—	-7	0	-7
Established credit losses	—	—	-20	—	-20
Reserves applied to cover established credit losses	—	—	20	—	20
Recovered credit losses	—	—	—	—	—
Net credit losses	-17	-6	-125	-5	-153

The table below shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the OECD, which explains the low provision ratio.

	December 31, 2022				December 31, 2021
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	51,401	2,882	—	54,283	42,827	3,772	—	46,599
Loans to credit institutions	11,147	310	—	11,457	6,948	3,414	—	10,362
Loans to the public	167,354	33,851	6,713	207,918	147,137	30,999	2,284	180,420
Total, loans, before expected credit losses	229,902	37,043	6,713	273,658	196,912	38,185	2,284	237,381
Off balance, before expected credit losses
Guarantees	3,902	900	—	4,802	4,767	—	—	4,767
Committed undisbursed loans	49,492	20,620	5,257	75,369	26,810	28,466	105	55,381
Total, off balance, before expected credit losses	53,394	21,520	5,257	80,171	31,577	28,466	105	60,148
Total, before expected credit losses	283,296	58,563	11,970	353,829	228,489	66,651	2,389	297,529
of which guaranteed (percent)	62.9	92.6	98.7	68.9	63.7	93.2	95.7	70.3
Loss allowance, loans
Loans in the form of interest-bearing securities	-23	-3	—	-26	-14	-7	—	-21
Loans to credit institutions	-2	0	—	-2	-4	0	—	-4
Loans to the public	-93	-19	-70	-182	-64	-20	-48	-132
Total, loss allowance, loans	-118	-22	-70	-210	-82	-27	-48	-157
Loss allowance, off balance[1]
Guarantees	0	0	—	0	0	—	—	0
Committed undisbursed loans	-12	-1	0	-13	-6	-1	0	-7
Total, loss allowance, off balance	-12	-1	0	-13	-6	-1	0	-7
Total, loss allowance	-130	-23	-70	-223	-88	-28	-48	-164
Provision ratio (percent)	0.05	0.04	0.58	0.06	0.04	0.04	2.01	0.06
1	Recognized under provision in the Consolidated Statement of Financial Position.

Loans and off balance, before loss allowance

	December 31, 2022				December 31, 2021
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	228,489	66,651	2,389	297,529	226,456	66,485	1,482	294,423
Increase due to origination and acquisition	125,243	5,451	2,453	133,147	79,856	7,380	234	87,470
Transfer to stage 1	5,788	-7,798	—	-2,010	1,240	-1,302	—	-62
Transfer to stage 2	-4,447	3,845	—	-602	-4,676	4,223	—	-453
Transfer to stage 3	-7,980	-725	7,502	-1,203	-105	-948	945	-108
Decrease due to derecognition	-63,797	-8,861	-374	-73,032	-74,282	-9,187	-272	-83,741
Closing balance	283,296	58,563	11,970	353,829	228,489	66,651	2,389	297,529

Loss allowance

	December 31, 2022				December 31, 2021
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-88	-28	-48	-164	-147	-56	-46	-249
Increases due to origination and acquisition	-67	-3	0	-70	-40	0	-25	-65
Net remeasurement of loss allowance	5	9	9	23	51	13	-43	21
Transfer to stage 1	-1	7	—	6	0	0	—	0
Transfer to stage 2	1	-12	—	-11	2	-6	—	-4
Transfer to stage 3	1	3	-23	-19	0	2	-21	-19
Decreases due to derecognition	22	2	0	24	47	20	43	110
Decrease in allowance account due to write-offs	—	—	—	—	—	—	49	49
Exchange-rate differences[1]	-3	-1	-8	-12	-1	-1	-5	-7
Closing balance	-130	-23	-70	-223	-88	-28	-48	-164
1	Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

Provisions for ECLs are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard, normally distributed where zero indicates a neutral economy where the economy has been on average, historically. The business cycle parameters for the base scenario are between -0.8 and -0.2 for the various probability of default (PD) segments. The base scenarios have been weighted at between 40 and 90 percent, the downturn scenarios have been weighted at between 10 and 60 percent, and the upturn scenarios have been weighted at zero percent between the different PD-segments. An improvement of the PD model took place during the first quarter of 2022, which means, among other things, that the difference between the base and downturn/upturn scenarios has increased and that new data sources are used.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of December 31, 2022.

Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2022				December 31, 2021
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	—	—	—	—	—	—	—	—
AA+ to A-	28,382	—	—	28,382	25,815	—	—	25,815
BBB+ to BBB-	150,441	3,085	—	153,526	131,514	2,258	—	133,772
BB+ to BB-	38,523	25,309	—	63,832	32,247	25,043	—	57,290
B+ to B-	12,396	6,663	—	19,059	6,697	5,461	—	12,158
CCC to D	160	1,986	6,713	8,859	639	5,423	2,284	8,346
Total, before expected credit losses	229,902	37,043	6,713	273,658	196,912	38,185	2,284	237,381

More information regarding SEK’s Credit Policy is found in Note 26 and Note 30.

Note 10. Taxes

	Consolidated Group
Skr mn	2022	2021	2020
Income tax
Adjustment previous year	0	0	-4
Current tax	-304	-272	-266
Deferred tax	-1	1	0
Total income tax	-305	-271	-270

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Current tax	—	—	—
Deferred tax	25	—	—
Tax on items not to be reclassified to profit or loss
Current tax	-20	5	-4
Deferred tax	-10	-5	-1
Income tax related to other comprehensive income	-5	0	-5

Reconciliation of effective tax rate
The Swedish corporate tax rate (percent)	20.6	20.6	21.4
Profit before taxes	1,471	1,305	1,238
National tax based on profit before taxes	-303	-269	-265
Tax effects of:
Non-taxable income	0	0	0
Non-deductible expenses	-2	-3	-1
Tax effect of the tax credit for investments in equipment	—	1	—
Other	—	—	-4
Total tax	-305	-271	-270
Effective tax expense (percent)	20.7	20.8	21.8

Deferred taxes

Skr mn	2022	2021
Deferred tax assets concerning:
Temporary differences, related to pensions	0	10
Tax effect of the tax credit for investments in equipment	—	1
Temporary differences, related to cash flow hedges	25	—
Total deferred tax assets	25	11

No deductible loss carry forwards existed as of December 31, 2022, or December 31, 2021.

Change in deferred taxes

Skr mn	2022	2021
Opening balance	11	15
Change through profit or loss	-1	1
Change in other comprehensive income	15	-5
Closing balance	25	11

Note 11. Loans and liquidity investments

	Dec 31,	Dec 31,
Skr mn	2022	2021
Loans:
Loans in the form of interest--bearing securities	54,257	46,578
Loans to credit institutions	22,145	20,775
Loans to the public	207,737	180,288
Less:
Cash collateral under the security agreements for derivative contracts[1]	-10,691	-10,417
Total lending portfolio	273,448	237,224

Liquidity investments:
Cash and cash equivalents	4,060	11,128
Treasuries/government bonds	15,048	10,872
Other interest-bearing securities except loans	57,144	45,881
Total liquidity investments	76,252	67,881
of which issued by public authorities	19,014	16,584

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2022	2021
Sum of amounts exceeding nominal	87	243
Sum of amounts falling below nominal	-479	-9

Volume Development, Lending

			of which the
			CIRR-system
Skr mn	2022	2021	2022	2021
Offers of long-term loans accepted	133,181	76,988	29,481	11,797
Undisbursed loans at year-end	75,369	53,871	56,265	39,084
Loans outstanding at year-end[1]	273,448	237,224	94,241	87,872
1	Including concessionary loans in the amount of Skr 361 million (year-end 2021: Skr 315 million).

Outstanding loans as per business area

			of which the CIRR-system
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Skr mn	2022	2021	2022	2021
Lending to Swedish exporters	128,399	109,281	—	—
Lending to exporters’ customers	145,049	127,943	94,241	87,872
Total lending portfolio[1]	273,448	237,224	94,241	87,872
1	Including concessionary loans in the amount of Skr 361 million (year-end 2021: Skr 315 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2022
	Financial assets at fair value
		Derivatives used
		for hedge
Skr mn	Mandatorily	accounting	Amortized cost	Total
Cash and cash equivalents	—	—	4,060	4,060
Treasuries/government bonds	15,048	—	—	15,048
Other interest-bearing securities except loans	57,144	—	—	57,144
Loans in the form of interest-bearing securities	—	—	54,257	54,257
Loans to credit institutions	—	—	22,145	22,145
Loans to the public	—	—	207,737	207,737
Derivatives	8,718	1,586	—	10,304
Total financial assets	80,910	1,586	288,199	370,695

	December 31, 2021
	Financial assets at fair value
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

Financial liabilities by accounting category

	December 31, 2022
	Financial liabilities at fair value
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	7,153	7,153
Borrowing from the public	—	—	—	—	—
Debt securities issued	0	28,788	—	290,329	319,117
Derivatives	953	—	12,234	—	13,187
Total financial liabilities	953	28,788	12,234	297,482	339,457

	December 31, 2021
	Financial liabilities at fair value
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	5,230	5,230
Borrowing from the public	—	—	—	10,000	10,000
Debt securities issued	—	39,316	—	240,454	279,770
Derivatives	11,185	—	3,544	—	14,729
Total financial liabilities	11,185	39,316	3,544	255,684	309,729

Note 13. Financial assets and liabilities at fair value

	December 31, 2022
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	4,060	4,060	—
Treasuries/governments bonds	15,048	15,048	—
Other interest-bearing securities except loans	57,144	57,144	—
Loans in the form of interest-bearing securities	54,257	54,877	620
Loans to credit institutions	22,145	21,747	-398
Loans to the public	207,737	204,543	-3,194
Derivatives	10,304	10,304	—
Total financial assets	370,695	367,723	-2,972

Borrowing from credit institutions	7,153	7,153	—
Borrowing from the public	—	—	—
Debt securities issued	319,117	318,900	-217
Derivatives	13,187	13,187	—
Total financial liabilities	339,457	339,240	-217

	December 31, 2021
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	11,128	11,128	—
Treasuries/governments bonds	10,872	10,872	—
Other interest-bearing securities except loans	45,881	45,881	—
Loans in the form of interest-bearing securities	46,578	47,991	1,413
Loans to credit institutions	20,775	20,993	218
Loans to the public	180,288	186,436	6,148
Derivatives	8,419	8,419	—
Total financial assets	323,941	331,720	7,779

Borrowing from credit institutions	5,230	5,230	—
Borrowing from the public	10,000	10,000	—
Debt securities issued	279,770	280,294	524
Derivatives	14,729	14,729	—
Total financial liabilities	309,729	310,253	524

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

The following tables show the fair values of the items carried at amortized cost or fair value. They are distributed according to the fair value hierarchy.

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2022
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	4,060	—	—	4,060	4,060
Loans in the form of interest-bearing securities	1,446	53,431	—	54,877	54,257
Loans to credit institutions	—	21,747	—	21,747	22,145
Loans to the public	—	204,543	—	204,543	207,737
Total financial assets in fair value hierarchy	5,506	279,721	—	285,227	288,199

	December 31, 2021
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	11,128	—	—	11,128	11,128
Loans in the form of interest-bearing securities	1,970	46,021	—	47,991	46,578
Loans to credit institutions	—	20,993	—	20,993	20,775
Loans to the public	—	186,436	—	186,436	180,288
Total financial assets in fair value hierarchy	13,098	253,450	—	266,548	258,769

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2022
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	7,153	—	7,153	7,153
Borrowing from the public	—	—	—	—	—
Debt securities issued	—	290,112	—	290,112	290,329
Total financial liabilities in fair value hierarchy	—	297,265	—	297,265	297,482

	December 31, 2021
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	5,230	—	5,230	5,230
Borrowing from the public	—	10,000	—	10,000	10,000
Debt securities issued	—	240,979	—	240,979	240,454
Total financial liabilities in fair value hierarchy	—	256,209	—	256,209	255,684

Financial assets reported at fair value in fair value hierarchy

	December 31, 2022
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	2,366	12,682	—	15,048
Other interest-bearing securities except loans	21,342	35,802	—	57,144
Derivatives	—	10,201	103	10,304
Total financial assets in fair value hierarchy	23,708	58,685	103	82,496

	December 31, 2021
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	5,638	5,234	—	10,872
Other interest-bearing securities except loans	26,549	19,332	—	45,881
Derivatives	—	7,933	486	8,419
Total financial assets in fair value hierarchy	32,187	32,499	486	65,172

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2022
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	2,252	26,536	28,788
Derivatives	—	8,568	4,619	13,187
Total financial liabilities in fair value hierarchy	—	10,820	31,155	41,975

	December 31, 2021
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	6,761	32,555	39,316
Derivatives	—	12,206	2,523	14,729
Total financial liabilities in fair value hierarchy	—	18,967	35,078	54,045

There were no transfers between levels during the period (year-end 2021: a transfer of Skr -1 million for derivatives was made from level 2 to level 3, due to an increased element of subjective assessment of the input in the valuation).

Financial assets and liabilities at fair value in Level 3

	December 31, 2022
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Currency
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange- rate	Dec 31,
Skr mn	2022	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2022
Debt securities issued	-32,555	-4,267	10,255	—	—	2,641	-52	-2,558	-26,536
Derivatives, net	-2,037	0	221	—	—	-616	—	-2,084	-4,516
Net assets and liabilities	-34,592	-4,267	10,476	—	—	2,025	-52	-4,642	-31,052

	December 31, 2021
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Currrency
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange- rate	Dec 31,
Skr mn	2021	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2021
Debt securities issued	-41,198	-10,372	19,337	—	—	196	-36	-482	-32,555
Derivatives, net	-263	5	-599	-1	—	411	—	-1,590	-2,037
Net assets and liabilities	-41,461	-10,367	18,738	-1	—	607	-36	-2,072	-34,592
1	Gains and losses through profit or loss, including the impact of exchange rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2022, amounted to a Skr 2,024 million gain (year-end 2021: Skr 594 million gain) and are reported as net results of financial transactions.

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

Sensitivity analysis - level 3

Assets and liabilities	December 31, 2022
		Unobservable	Range of estimates for
Skr mn	Fair value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-2,890	Correlation	0.12 - (0.12)	Option Model	-13	13
Interest rate	13	Correlation	0.12 - (0.12)	Option Model	—	—
FX	-1,528	Correlation	0.12 - (0.12)	Option Model	-34	34
Other	-111	Correlation	0.12 - (0.12)	Option Model	—	—
Sum derivatives, net	-4,516				-47	47
Equity	-10,797	Correlation	0.12 - (0.12)	Option Model	13	-13
		Credit spreads	10BP - (10BP)	Discounted cash flow	14	-14
Interest rate	-8,817	Correlation	0.12 - (0.12)	Option Model	—	—
		Credit spreads	10BP - (10BP)	Discounted cash flow	102	-102
FX	-6,750	Correlation	0.12 - (0.12)	Option Model	36	-36
		Credit spreads	10BP - (10BP)	Discounted cash flow	36	-36
Other	-172	Correlation	0.12 - (0.12)	Option Model	—	—
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-26,536				202	-202
Total effect on total comprehensive income					155	-155

	December 31, 2021
Assets and liabilities		Unobservable	Range of estimates for
Skr mn	Fair value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-892	Correlation	0.12 - (0.12)	Option Model	-3	3
Interest rate	-1	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-1,038	Correlation	0.12 - (0.12)	Option Model	-56	56
Other	-106	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-2,037				-59	59
Equity	-9,283	Correlation	0.12 - (0.12)	Option Model	3	-3
		Credit spreads	10BP - (10BP)	Discounted cash flow	10	-10
Interest rate	-11,900	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	58	-58
FX	-11,235	Correlation	0.12 - (0.12)	Option Model	59	-59
		Credit spreads	10BP - (10BP)	Discounted cash flow	50	-50
Other	-137	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-32,555				181	-181
Total effect on total comprehensive income					122	-122

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

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value origination
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
Skr mn	December 31, 2022	December 31, 2021	2022	2021
CVA/DVA, net[1]	-51	-14	-37	3
OCA[2]	-32	-132	100	-24
1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflect how the counterparties’ credit risk as well as SEK’s own credit rating affect the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2022			December 31, 2021
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts[1]	Fair value	Fair value	amounts[1]
Interest rate-related contracts	2,396	2,119	423,124	3,192	9,464	361,160
of which in fair value hedges	560	8,282	247,039	1,256	2,104	211,285
of which in cash flow hedges	—	123	5,000	—	—	—
Currency-related contracts	7,897	8,056	189,323	5,218	3,518	157,362
of which in fair value hedges	1,026	3,829	29,479	1,399	1,440	30,902
Equity-related contracts	11	2,901	12,022	2	895	9,801
Contracts related to commodities, credit risk, etc.	—	111	3,330	7	852	3,521
Total derivatives[2]	10,304	13,187	627,799	8,419	14,729	531,844

1	Nominal amounts before set-off.
2	All derivatives are used for economic hedging purposes.

Maturity analysis of the nominal amounts of hedging instruments

	December 31, 2022
		1 year		Nominal
Skr mn	< 1 year	< 5 years	> 5 years	amounts
Interest rate-related contracts
Hedge of fixed rate assets	1	111	921	1,033
Hedge of fixed rate liabilities	88,652	136,730	20,624	246,006
Hedge of floating rate assets	—	5,000	—	5,000
Currency-related contracts
Hedge of fixed rate assets	3,824	4,442	558	8,824
Hedge of fixed rate liabilities	5,160	12,908	2,587	20,655

	December 31, 2021
		1 year		Nominal
Skr mn	< 1 year	< 5 years	> 5 years	amounts
Interest rate-related contracts
Hedge of fixed rate assets	1,228	12,070	7,340	20,638
Hedge of fixed rate liabilities	55,039	131,655	5,306	192,000
Hedge of floating rate assets	—	—	—	—
Currency-related contracts
Hedge of fixed rate assets	1,879	2,976	233	5,088
Hedge of fixed rate liabilities	6,943	15,669	2,590	25,202

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts

	December 31, 2022		December 31, 2021
Assets		Fair value hedge		Fair value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Loans in the form of interest-bearing securities	12,757	-1,089	11,035	278
Loans to credit institutions	988	-45	1,019	-23
Loans to the public	14,371	-514	14,869	527
Total	28,116	-1,648	26,923	782

	December 31, 2022		December 31, 2021
Liabilities		Fair value hedge		Fair value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Debt securities issued	235,370	-9,312	216,242	1,183
Total	235,370	-9,312	216,242	1,183

For disclosure on hedge ineffectiveness of fair value hedges see Note 4 Net results of financial transactions.

Cash flow hedge effectiveness

Skr mn	2022	2021
Changes in fair value of hedging instruments	-122	—
Changes in value of hedged items uses as a basis for recognizing hedge ineffectiveness	126	—
Hedge ineffectiveness recognized in profit or loss[1]	—	—
Hedging gain or losses recognized in other comprehensive income	-122	—

1 Recognized in the line item “Net result of financial transactions”.

Cash flow hedge reserve

Skr mn	2022	2021
Opening balance January 1	—	—
Valuation gains and losses	-137	—
Tax on valuation gains and losses	28	—
Transferred to the income statement	15	—
Tax on transfers to the income statement	-3	—
Other comprehensive income, net of tax	-97	—
Total comprehensive income	-97	—
Closing balance December 31	-97	—
of which relates to continuing hedges for which hedge accounting is applied	-97	—
of which relates to hedging relationships for which hedge accounting is no longer applied	—	—

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

SEK’s granting of credits and a large portion of its borrowing can take place in the currency of the borrower’s and investor’s choice. It is therefore seldom that borrowing and lending are made in the same currency and therefore directly balance each other. Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in FX and interest rates. For example, converting a fixed interest rate in a financial asset or liability into a variable rate financial asset or liability denominated in SEK’s functional currency Skr. For that, SEK uses cross currency interest rate swap or a proportion of these swaps, swapping fixed to floating interest rates in Skr.

For more disclosures regarding SEK’s hedge accounting, see Note 30 Risk and Capital Management, Consolidated Statement of Changes in Equity, Note 1 Significant accounting policies, and Note 4 Net results of financial transactions.

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

The majority of SEK’s derivative contracts are what are known as OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. SEK’s derivative transactions that are not transacted on an exchange are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs and all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

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

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that cover similar financial instruments. SEK’s derivative transactions are subject to enforceable master netting agreements or similar agreements. Derivative assets and derivative liabilities in relation to central clearing counterparties are offset in the Statement of Financial Position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2022	Dec 31, 2021
Gross amounts of recognized financial assets	19,557	10,059
Amounts offset in the Statement of Financial Position	-9,253	-1,640
Net amounts of financial assets presented in the Statement of Financial Position	10,304	8,419
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-3,749	-3,262
Cash collateral received	-6,539	-3,500
Net amount	16	1,657

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2022	Dec 31, 2021
Gross amounts of recognized financial liabilities	22,440	16,369
Amounts offset in the Statement of Financial Position	-9,253	-1,640
Net amounts of financial liabilities presented in the Statement of Financial Position	13,187	14,729
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-3,749	-3,262
Cash collateral paid	-9,186	-9,528
Net amount	252	1,939

Note 15. Shares

Since March 2018, SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

Shares in subsidiaries

	December 31, 2022		December 31, 2021
Skr mn	Book value	Number of shares	Book value	Number of shares
SEKETT AB (reg. no 559132-9668)	0	50	0	50

Note 16. Other assets

Skr mn	Dec 31, 2022	Dec 31, 2021
Claim against the State for CIRR-loans and concessionary loans	17	7,208
Cash receivables, funding operations	201	191
Other	67	52
Total	285	7,451

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2022	Dec 31, 2021
Interest income accrued	4,121	1,876
Prepaid expenses and other accrued revenues	41	37
Total	4,162	1,913

Note 18. Debt

	December 31, 2022
	Debt excl.	Debt
Skr mn	debt securities issued	securities issued	Total
Exchange-rate related contracts	—	8,714	8,714
Interest rate related contracts	7,153	299,240	306,393
Equity related contracts	—	10,797	10,797
Contracts related to raw materials, credit risk etc.	—	366	366
Total debt outstanding	7,153	319,117	326,270

					Other
of which denominated in:	Skr	USD	JPY	EUR	currencies	Total
	13,656	238,055	17,596	32,664	24,299	326,270

	December 31, 2021
	Debt excl. debt securities	Debt securities
Skr mn	issued	issued	Total
Exchange-rate related contracts	—	25,112	25,112
Interest rate related contracts	15,230	254,298	269,528
Equity related contracts	—	223	223
Contracts related to raw materials, credit risk etc.	—	137	137
Total debt outstanding	15,230	279,770	295,000

					Other
of which denominated in:	Skr	USD	JPY	EUR	currencies	Total
	24,672	202,158	20,852	19,841	27,477	295,000

SEK’s Borrowing programs, value outstanding1

Skr mn	December 31, 2022	December 31, 2021
Medium-term note program:
Unlimited Euro Medium-Term Note Program	96,474	107,597
Unlimited SEC-registered U.S. Medium-Term Note Program	186,138	159,393
Unlimited Swedish Medium-Term Note Program	452	429
Unlimited MTN/STN AUD Debt Issuance Program	4,297	4,417
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Program	19,412	1,806
USD 4,000,000,000 Euro-Commercial Paper Program	6,283	1,355
1	Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	January 1, 2022	Cash Flow	Exchange rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2022
Senior debt	295,000	10,793	33,075	-12,598		—	326,270
Lease liability	153	-23	0	16	[1]	1	147
Derivatives, net	6,310	9,770	-7,591	-5,606		—	2,883
Total liabilities in financing activities	301,463	20,540	25,484	-18,188		1	329,300

			Non-cash items
Skr mn	January 1, 2021	Cash Flow	Exchange rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2021
Senior debt	287,462	-10,958	22,588	-4,092		—	295,000
Lease liability	19	-24	—	157	[1]	1	153
Derivatives, net	17,832	-1,523	-7,589	-2,410		—	6,310
Total liabilities in financing activities	305,313	-12,505	14,999	-6,345		1	301,463

1	Attributable to an increase in leasing debts due to new leasing agreements.

Note 19. Other liabilities

Skr mn	Dec 31, 2022	Dec 31, 2021
Liability against the State for CIRR loans and concessionary loans	8,509	—
Cash payables, debt purchases	982	725
Other	751	442
Total	10,242	1,167

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2022	Dec 31, 2021
Interest expenses accrued	4,110	1,793
Other accrued expenses and prepaid revenues	62	82
Total	4,172	1,875

Note 21. Provisions

	Consolidated Group
Skr mn	December 31, 2022	December 31, 2021
Pension liabilities[1]	8	57
Long term employee benefit	7	4
Off balance, expected credit losses[2]	13	7
Total	28	68
1	See Note 5.
2	Provisions for expected credit losses for off-balance-sheet exposures, in accordance with IFRS 9, see Note 9.

Not 22. Equity

The total number of shares is 3,990,000 with a par value of Skr 1,000.

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

The fair value reserve consists of the hedge reserve (value changes on derivatives in cash flow hedges).

The entire equity is attributable to the shareholder of the Parent Company.

For information on the objectives, policies and processes for managing capital, see Note 30.

Proposal for the distribution of profits

The results of the Consolidated Group’s operations during the year and its financial position at December 31, 2022, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group and related notes.

The Board has decided to propose to the Annual General Meeting the payment of a dividend of 20 percent of the year’s profit, corresponding to Skr 233 million (year-end 2021: Skr 414 million), in accordance with the Company’s dividend policy of 20-40 percent. The following proposal regarding distribution of profits relates to the Parent Company.

Skr mn
At the disposal of the Annual General Meeting	17,278
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 58.45 per share, amounting to	233
Remaining disposable funds to be carried forward	17,045

Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2022	Dec 31, 2021
Collateral provided
Cash collateral under the security agreements for derivative contracts	10,691	10,417

Contingent liabilities
Guarantee commitments	4,802	4,767

Commitments
Committed undisbursed loans	75,369	53,871
Binding offers	—	1,510

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

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2022, concessionary loans outstanding amounted to Skr 361 million (year-end 2021: Skr 315 million) and operating profit for the program amounted to Skr -19 million for the period January-December 2022 (2021: Skr -21 million). SEK´s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (2021: Skr 1 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2022	2021
Interest income	2,231	2,105
Interest expenses	-2,012	-2,061
Interest compensation	2	7
Foreign exchange effects	3	-1
Profit before compensation to SEK	224	50
Administrative remuneration to SEK	-236	-197
Operating profit CIRR-system	-12	-147
Reimbursement to (-) / from (+) the State	12	147

Statement of financial position for the CIRR-system

Skr mn	Dec 31, 2022	Dec 31, 2021
Cash and cash equivalents	1	8
Loans	94,241	87,872
Derivatives	8,571	36
Other assets	218	7,359
Prepaid expenses and accrued revenues	1,597	470
Total assets	104,628	95,745

Liabilities	103,336	88,092
Derivatives	—	7,060
Accrued expenses and prepaid revenues	1,292	593
Total liabilities and equity	104,628	95,745

Commitments
Committed undisbursed loans	56,265	39,084
Binding offers	—	1,510

Note 25. Capital adequacy

Capital Adequacy Analysis

	December 31, 2022	December 31, 2021
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.6	21.6
Tier 1 capital ratio	20.6	21.6
Total capital ratio	20.6	21.6
1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffers.

	December 31, 2022		December 31, 2021
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,074	8.0	7,371	8.0
of which Tier 1 requirement of 6 percent	6,056	6.0	5,528	6.0
of which minimum requirement of 4.5 percent	4,542	4.5	4,146	4.5
Pillar 2 capital requirements[3]	3,704	3.7	3,382	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	9,013	8.9	9,149	9.9
Capital buffer requirements	3,330	3.3	2,333	2.5
of which Capital conservation buffer	2,523	2.5	2,303	2.5
of which Countercyclical buffer	807	0.8	30	0.0
Pillar 2 guidance[5]	1,514	1.5	1,382	1.5
Total risk-based capital requirement including Pillar 2 guidance	16,622	16.5	14,468	15.7
1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firm).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA SREP.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital - that is 4.5 percent, 1.5 percent. and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	On September 29, 2021, the Swedish FSA notified SEK, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	December 31, 2022	December 31, 2021
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	241,239	209,889
Off-balance sheet exposures	7,357	5,309
Total exposure measure	248,596	215,198
Leverage ratio[2]	8.4%	9.3%
1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2022		December 31, 2021
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,458	3.0	6,456	3.0
Pillar 2 guidance[2]	373	0.2	323	0.2
Total capital requirement relating to leverage ratio	7,831	3.2	6,779	3.2
1	Expressed as a percentage of total exposure amount.
2	On September 29, 2021, the Swedish FSA notified SEK, within the latest SREP, that SEK should hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Own funds — adjusting items

	Parent Company
	Dec 31,	Dec 31,
Skr mn	2022	2021
Share capital[1]	3,990	3,990
Retained earnings	16,133	15,518
Accumulated other comprehensive income and other reserves	212	323
Independently reviewed profit net of any foreseeable charge or dividend	1,009	601
Common Equity Tier 1 (CET1) capital before regulatory adjustments	21,344	20,432
Additional value adjustments due to prudent valuation	-474	-395
Intangible assets	-44	-99
Fair value reserves related to gains or losses on cash flow hedges	97	—
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	9	98
Negative amounts resulting from the calculation of expected loss amounts	-94	-111
Total regulatory adjustments to Common Equity Tier 1 capital	-506	-507
Total Common Equity Tier 1 capital	20,838	19,925
Total Own funds	20,838	19,925
1	For a detailed description of the instruments constituting share capital, see Note 22.

Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2022			December 31, 2021
		Risk	Min.		Risk	Min.
		exposure	capital		exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk, standardized approach
Corporates	3,012	2,987	239	2,990	2,990	239
Default exposures	102	102	8	74	74	6
Total credit risk, standardized approach	3,114	3,089	247	3,064	3,064	245
Credit risk, IRB approach
Central governments	242,609	11,018	882	196,606	9,673	774
Financial institutions[2]	33,299	6,356	508	41,082	8,843	707
Corporates[3]	136,849	72,779	5,822	115,412	62,988	5,039
Non-credit-obligation assets	351	351	28	372	372	30
Total credit risk IRB approach	413,108	90,504	7,240	353,472	81,876	6,550
Credit valuation adjustment risk	n.a.	2,565	205	n.a.	2,922	233
Foreign exchange risk	n.a.	800	64	n.a.	645	52
Commodity risk	n.a.	19	2	n.a.	11	1
Operational risk	n.a.	3,949	316	n.a.	3,622	290
Total	416,222	100,926	8,074	356,536	92,140	7,371
1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivative contracts: EAD Skr 6,355 million (year-end 2021: Skr 5,975 million), Risk exposure amount of Skr 2,022 million (year-end 2021: Skr 2,000 million) and Capital requirement of Skr 162 million (year-end 2021: Skr 160 million).
3	Of which related to Specialized lending: EAD Skr 6,112 million (year-end 2021 Skr 5,224 million), Risk exposure amount of Skr 4,412 million (year-end 2021: Skr 3,589 million) and Capital requirement of Skr 353 million (year-end 2021: Skr 287 million).

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

	December 31, 2022					December 31, 2021
	AAA	A+					A+	BBB+
	to AA-	to A–	BBB+	BB+ to B–	CCC to D	AAA to AA-	to A–	to BBB–	BB+ to B–	CCC to D
	0.003%–	0.02–	to BBB–	0.45–	38.28–	0.003%–	0.02–	0.12–	0.54–	44.36–
Skr mn	0.01%	0.06%	0.10–0.27%	7.69%	100%	0.01%	0.07%	0.32%	6.80%	100%
Central governments
EAD	238,038	4,556	—	15	—	191,669	4,587	—	—	—
Average PD in %	0.003	0.04	—	2.0	—	0.004	0.05	—	—	—
Average LGD in %	45.0	45.0	—	45.0	—	45.0	45.0	—	—	—
Average risk weight in %	4.3	17.4	—	122.5	—	4.6	20.3	—	—	—

	December 31, 2022					December 31, 2021
		A+					A+
	AAA	to A–	BBB+	BB+ to B–	CCC to D	AAA	to A–	BBB+	BB+ to B–	CCC to D
	to AA- 0.01%-	0.06–	to BBB–	0.50–	28.91–	to AA-	0.06–	to BBB–	0.50–	28.91–
Skr mn	0.04%	0.11%	0.16–0.32%	8.27%	100%	0.01%–0.04%	0.11%	0.16–0.32%	8.27%	100%
Financial institutions
EAD	12,662	19,471	1,089	77	—	18,176	21,637	1,225	43	—
Average PD in %	0.04	0.07	0.27	1.18	—	0.04	0.07	0.25	1.16	—
Average LGD in %	34.9	30.8	45.0	45.0	—	35.7	32.8	45.0	45.0	—
Average risk weight in %	17.2	19.8	71.1	130.4	—	17.6	22.0	67.9	129.3	—
Corporates
EAD	3,374	25,955	71,615	29,774	18	2,562	16,286	67,509	23,810	22
Average PD in %	0.03	0.09	0.24	0.74	88.4	0.04	0.09	0.24	0.74	89.43
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	13.2	25.8	50.4	84.3	42.9	19.2	30.0	49.9	85.4	39.2

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

Credit valuation adjustment risk

A capital requirement for credit valuation adjustment risk is calculated for all OTC derivatives, except for credit derivatives used as credit risk hedges and transactions with a qualifying central counterparty. SEK calculates this capital requirement using the standardized approach.

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

Capital buffer requirements

SEK met capital buffer requirements with Common Equity Tier 1 capital as of December 31, 2022. The Swedish FSA has not classified SEK as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 0 percent to 1 percent as of September 29, 2022. At December 31, 2022, the capital requirement related to credit risk exposures in Sweden was 71 percent (year-end 2021: 68 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. On June 21, 2022, the Swedish FSA decided to further increase the countercyclical buffer rate to 2 percent, which will take effect on June 22, 2023. Buffer rates activated in other countries may impact SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. At December 31, 2022, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.09 percentage points (year-end 2021: 0.03 percentage points).

Leverage ratio

The leverage ratio is a metric that was introduced in 2015. A capital base requirement amounts to 3 percent and is calculated on the total leverage ratio exposure measure. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit risk exposures that have been weighted with a factor depending on the type of exposure. SEK does not apply IFRS9 transitional rules for expected losses. The leverage ratio already reflects the full impact of IFRS 9 with regard to expected loss. SEK has a leverage ratio of 8.4 percent as of December 31, 2022, that well exceeds the requirements.

Pillar 2 guidance

The Pillar 2 guidance refers to what the Swedish FSA believes to be an appropriate level of the institution’s own funds. The difference between the believed appropriate level of own funds and the minimum capital requirement, the Pillar 2 capital requirement and the combined capital buffer requirement is calculated, decided and established by the Swedish FSA in the form of a non-binding recommendation (so-called Pillar 2 guidance). The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement, and replaces the previous capital planning buffer.

Internally assessed capital adequacy

Skr mn	Dec 31, 2022	Dec 31, 2021
Credit risk	7,202	6,038
Operational risk	311	225
Market risk	1,466	1,247
Other risks	205	234
Capital planning buffer	2,697	1,610
Total	11,881	9,354

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see Note 30.

Liquidity coverage

Skr bn, 12 month average	Dec 31, 2022	Dec 31, 2021
Total liquid assets	58.4	56.1
Net liquidity outflows[1]	10.9	10.1
Liquidity outflows	25.0	21.2
Liquidity inflows	15.7	12.2
Liquidity Coverage Ratio	784%	695%
1	Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	Dec 31, 2022	Dec 31, 2021
Available stable funding	235.2	245.9
Requiring stable funding	198.2	176.4
Net Stable Funding Ratio	119%	139%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Note 26. Risk information

For further information on SEK’s risk management, see Note 30.

Consolidation of SEK pursuant to the supervisory regulations differs from consolidation in the consolidated financial statements, where no consolidation pursuant to the supervisory regulation was conducted, since the wholly owned subsidiary, SEKETT AB, which is the only company in the Group aside from the Parent Company, is not a financial company. Since no subsidiary is an institute pursuant to the CRR definition, subsidiaries are not subject to the supervisory regulations on an individual basis. The table of credit quality per category in the Statement of Financial Position and the table illustrating the link between the Statement of Financial Position categories and exposures under the CRR, contain carrying amounts. Other tables show amounts in accordance with the capital requirements calculations before the application of conversion factors.

Credit risk

Credit risk is the risk of default on a debt that may arise from a borrower failing to make required payments. A credit risk can be divided into credit default risk, concentration risk, and country risk (see Note 30).

SEK’s credit risks are limited using a risk-based selection of counterparties and are further mitigated by the use of guarantees,credit insurance, netting agreements and collateral.

Risk management

The Risk policy and the Credit Policy

The Risk Policy and the Credit Policy issued by the Board, and the Credit Instruction issued by the Board’s Credit Committee, are the foundations upon which SEK’s credit risk management is based. These policy documents constitute the framework for the level of credit risk that SEK can accept and describe the decision-making structure and credit decision mandate as well as the credit norm. The underlying methodological working papers clarify the credit process, fundamental principles for credit limits and the management of problem loans.

The credit norm is a core concept for SEK’s credit granting and clarifies expectations in terms of credit quality. For a business transaction to be considered to fall within the credit norm, it is necessary for the proposition to satisfy the requirements in the following areas: norm for the risk level and norm for the lending terms.

The Company’s Board establishes an overall framework for SEK’s risk management in the form of policies, risk appetite, capital targets (decided at the Annual General Meeting) and limits. For credit risk, a number of measures are defined for risk appetite. SEK’s risk appetite for credit risk is low to moderate, but higher than for other risks. The Board also decides on the Company’s policy for sustainable business. All credit decisions are to be made in line with the decision-making mandate structure established by the Board for delegated decision-making. SEK’s credit-decision structure and established mandates are built on a decision-making structure based on the duality principle, thus ensuring thorough analysis and assessment of all credit propositions.

Risk reduction

Credit risk is reduced through the use of various credit risk hedges, in the form of guarantees, netting agreements, credit insurance and other forms of collateral.

The guarantors, particularly with regard to lending to exporters’ customers, are predominantly government export credit agencies in the OECD, of which the EKN is the largest. Since credit risk is allocated to a guarantor, SEK’s guaranteed credit risk exposure in reports of its net credit risk exposure largely consists of exposure to government counterparties. Guarantees are also received from financial institutions and, to a lesser extent, non-financial corporations and insurance companies.

The counterparty risk associated with derivative contracts is always documented using ISDA Master Agreements, which also entail a netting agreement, with the support of collateral agreements in the form of a CSA. Approved collateral under the CSAs entered into by SEK always take the form of liquid assets.

SEK also uses various types of collateral to reduce credit risks pertaining to certain types of credit granting. While collateral is significant for individual transactions, it has a limited impact on the total lending portfolio.

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

Risk measurement

With the exception of a few counterparties, SEK uses, and has permission to use, the Foundation IRB approach for measuring the credit risk inherent in exposures to a majority of SEK’s counterparties. This means that for these exposures SEK uses its own estimates of the probability of default (PD) risk parameter which, per counterparty, reflects the assigned internal rating. Other risk parameters, including loss given default (LGD) and credit conversion factors (CCF), are determined by the Capital Requirements Regulation (CRR). All of SEK’s counterparties are assigned internal ratings. ESG factors are integrated into the assessment of the counterparty’s creditworthiness.

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

The exempted exposures, for which the Standardized approach are used, are as follows (the permissions are valid as long as these exposures are of minor importance in terms of scope and risk profile):

exposures to small and medium-sized companies (with an annual turnover not exceeding EUR 50 million);

exposures in the Customer Finance business area; and

guarantees for the benefit of small and medium-sized enterprises.

In the assessment of capital adequacy, those counterparties using external ratings are assigned an internal rating under IFRS 9.

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs define the maximum permissible risk levels in form of threshold amounts. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. Additionally, SEK is monitoring the new initial margin requirements for non-centrally cleared transactions according to the European Markets Infrastructure Regulation (EMIR). Furthermore, interest derivative contracts are cleared with a central counterpart according to EMIR. SEK measures the exposures from counterparty risk by using the standardized approach (SA-CCR) described in the CRR.

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

The credit portfolio is subject to regular stress tests. The results of the scenario analyses and stress tests are reported to the Board and the Finance and Risk Committee on a regular basis. The Company’s risk and product rating, and risk estimates, comprise a central feature of the reporting of credit risk to the Board, the Board’s Finance and Risk Committee, management and the Credit Committee. The CEO and the Chief Risk Officer inform the Board and the Board’s Finance and Risk Committee of all significant changes concerning SEK’s IRB system. SEK’s IRB system is validated by the independent risk function at least once annually.

Risk information

For a supplementary and expanded account of the credit risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”.

Risk information, credit risk

The following table shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount. Maximum credit risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

	December 31, 2022
	Maximum credit risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	4,060
Treasuries/government bonds	15,049	—
Other interest-bearing securities except loans	57,226	—
Loans in the form of interest-bearing securities	—	54,528
Loans to credit institutions	—	20,374
Loans to the public	—	280,620
Derivatives	10,304	—
Total financial assets	82,579	359,582

	December 31, 2021
	Maximum credit risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	11,128
Treasuries/government bonds	10,884	—
Other interest-bearing securities except loans	45,959	—
Loans in the form of interest-bearing securities	—	46,736
Loans to credit institutions	—	12,891
Loans to the public	—	238,599
Derivatives	8,419	—
Total financial assets	65,262	309,354

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees and insurance policies as credit risk hedges. The credit quality of financial assets is assessed using internal and external ratings.

	December 31, 2022
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	3,000	1,060	—	—	—	4,060
Treasuries/government bonds	1,106	13,942	—	—	—	15,048
Other interest-bearing securities except loans	29,922	27,222	—	—	—	57,144
Loans in the form of interest-bearing securities	3,031	16,949	30,238	4,039	—	54,257
Loans to credit institutions	6,434	13,115	2,480	116	—	22,145
Loans to the public	113,495	27,062	39,597	27,468	115	207,737
Derivatives	—	10,257	47	—	—	10,304
Total financial assets	156,988	109,607	72,362	31,623	115	370,695
Committed undisbursed loans	66,058	1,389	5,284	2,638	—	75,369

	December 31, 2021
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	11,128	—	—	—	—	11,128
Treasuries/government bonds	2,493	8,379	—	—	—	10,872
Other interest-bearing securities except loans	23,669	21,412	—	800	—	45,881
Loans in the form of interest-bearing securities	2,982	10,783	3,365	29,448	—	46,578
Loans to credit institutions	4,122	14,573	115	1,965	—	20,775
Loans to the public	101,245	20,206	20,983	37,758	96	180,288
Derivatives	—	7,427	—	992	—	8,419
Total financial assets	145,639	82,780	24,463	70,963	96	323,941
Committed undisbursed loans	48,633	852	1,423	2,963	—	53,871

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2022
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	4.1	—	3.0	—	—	—	1.1	0.0
Treasuries/government bonds	15.0	—	15.0	—	—	—	—	—
Other interest-bearing securities except loans	57.1	-0.1	15.0	20.2	5.3	2.1	14.6	—
Loans in the form of interest-bearing securities	54.3	-0.2	3.0	—	—	—	—	51.5
Loans to credit institutions including cash and cash equivalents[1]	22.1	10.7	5.9	1.5	—	—	3.3	0.7
Loans to the public	207.7	-1.3	120.2	0.7	0.8	—	7.1	80.2
Derivatives	10.3	3.9	—	—	—	—	6.4	0.0
Other assets	0.3	0.3	—	—	—	—	—	—
Total financial assets	370.9	13.3	162.1	22.4	6.1	2.1	32.5	132.4
Contingent liabilities and commitments[2]	80.3	-0.3	65.2	0.9	0.4	—	1.1	13.0
Total	451.2	13.0	227.3	23.3	6.5	2.1	33.6	145.4

	December 31, 2021
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	11.1	0.1	2.0	0.0	0.0	0.0	9.0	0.0
Treasuries/government bonds	10.9	0.0	10.9	0.0	0.0	0.0	0.0	0.0
Other interest-bearing securities except loans	45.9	4.6	6.7	11.6	2.6	5.4	11.9	3.1
Loans in the form of interest-bearing securities	46.6	-0.1	3.0	0.0	0.0	0.0	0.0	43.7
Loans to credit institutions including cash and cash equivalents[1]	20.8	11.6	3.6	2.4	0.0	0.0	2.5	0.7
Loans to the public	180.3	-1.0	109.9	0.3	0.4	0.0	5.5	65.2
Derivatives	8.4	2.4	0.0	0.0	0.0	0.0	6.0	0.0
Other assets	7.5	7.5	0.0	0.0	0.0	0.0	0.0	0.0
Total financial assets	331.5	25.1	136.1	14.3	3.0	5.4	34.9	112.7
Contingent liabilities and commitments[2]	60.1	-6.0	49.4	1.0	0.0	0.0	6.3	9.4
Total	391.6	19.1	185.5	15.3	3.0	5.4	41.2	122.1
1	Skr 10.7 billion (2021: Skr 10.4 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.
2	Contingent liabilities and commitments, except cash collateral.

Derivative exposure after netting under current ISDA Master Agreements in accordance with the CRR’s management of the counterparty risk in derivative contracts amounts to Skr 6.4 billion (2021: Skr 6.0 billion).

Total credit exposures in the Group

Net exposures are recognized after taking the impact of credit risk hedges into account. Gross exposures are recognized without taking the impact of credit risk hedges into account. According to the internal risk follow-up, the amounts coincide with the capital requirements calculations, although without the application of conversion factors. In tables showing the geographical breakdown of exposures, North America is shown excluding Central America.

Total net exposures

	Interest-bearing securities				Committed undisbursed loans,
	and lending				derivatives, etc.				Total
Skr bn	Dec 31, 2022		Dec 31, 2021		Dec 31, 2022		Dec 31, 2021		Dec 31, 2022		Dec 31, 2021
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	162.3	46.2	136.1	44.4	65.0	75.0	49.4	74.8	227.3	51.9	185.5	49.8
Regional governments	22.5	6.4	14.3	4.7	0.8	0.9	1.0	1.5	23.3	5.3	15.3	4.1
Multilateral development banks	6.1	1.7	3.0	1.0	0.4	0.5	—	—	6.5	1.5	3.0	0.8
Public sector entity	2.1	0.6	5.4	1.7	—	—	—	—	2.1	0.5	5.4	1.4
Financial institutions	26.1	7.4	34.9	11.4	7.5	8.6	6.3	9.5	33.6	7.6	41.2	11.1
Corporates	132.4	37.7	112.7	36.8	13.0	15.0	9.4	14.2	145.4	33.2	122.1	32.8
Total	351.5	100.0	306.4	100.0	86.7	100.0	66.1	100.0	438.2	100.0	372.5	100.0

Geographical breakdown of credit exposures

Geographical breakdown of gross exposures by exposure class

	December 31, 2022
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	27.7	3.2	2.4	—	42.5	6.7	24.2	—	106.7
Regional governments	1.5	—	—	—	—	16.3	4.1	—	21.9
Multilateral development banks	—	0.3	—	1.1	—	—	3.9	—	5.3
Public sector entity	—	—	—	—	—	—	2.1	—	2.1
Financial institutions	—	—	0.0	0.8	—	16.4	10.0	6.8	34.0
Corporates	18.2	3.9	—	75.8	12.5	118.4	35.8	3.6	268.2
Total	47.4	7.4	2.4	77.7	55.0	157.8	80.1	10.4	438.2

	December 31, 2021
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	25.9	3.3	1.9	1.3	42.2	6.6	10.1	—	91.3
Regional governments	1.6	—	—	—	—	10.4	0.0	—	12.0
Multilateral development banks	—	—	—	—	—	—	2.6	—	2.6
Public sector entity	—	—	—	—	—	—	5.4	—	5.4
Financial institutions	—	—	2.3	3.9	—	17.5	15.3	0.1	39.1
Corporates	13.2	4.4	1.2	56.5	8.8	99.8	34.0	4.2	222.1
Total	40.7	7.7	5.4	61.7	51.0	134.3	67.4	4.3	372.5

Geographical breakdown of net exposures by exposure class

	December 31, 2022
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	0.0	0.3	2.4	0.8	—	191.3	30.3	2.2	227.3
Regional governments	—	—	—	—	—	19.2	4.1	—	23.3
Multilateral development banks	—	0.3	—	1.1	—	—	5.1	—	6.5
Public sector entity	—	—	—	—	—	—	2.1	—	2.1
Financial institutions	0.1	—	0.2	1.3	—	16.0	15.9	0.1	33.6
Corporates	0.2	1.0	1.3	6.5	3.8	97.0	34.4	1.2	145.4
Total	0.3	1.6	3.9	9.7	3.8	323.5	91.9	3.5	438.2

	December 31, 2021
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	—	0.4	2.0	2.0	—	161.5	17.0	2.6	185.5
Regional governments	—	—	—	—	—	15.3	0.0	—	15.3
Multilateral development banks	—	—	—	—	—	—	3.0	—	3.0
Public sector entity	—	—	—	—	—	—	5.4	—	5.4
Financial institutions	0.0	—	2.4	4.9	—	15.1	18.6	0.2	41.2
Corporates	1.4	1.2	3.3	5.7	3.3	82.7	23.1	1.4	122.1
Total	1.4	1.6	7.7	12.6	3.3	274.6	67.1	4.2	372.5

Impact of credit risk hedges by exposure class and hedge type

The table below shows, on the basis of gross exposure class, a breakdown based on whether or not the amounts are covered by credit risk hedges that are included in the capital adequacy calculations. Credit insurance issued by insurance companies is thus counted as a guarantee. Hedged amounts have been divided in accordance with the hedge issuer’s exposure class and type of hedge. Accordingly, the tables show the hedge types that convert gross exposures to net exposures.

Impact of credit risk hedges

Gross exposures by exposure class

	December 31, 2022
								whereof subject
			Multilateral					to the write-down
	Central	Regional	development	Public	Financial			requirement in
Skr bn	government	governments	banks	Sector Entity	institutions	Corporates	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	72.7	1.5	—	—	8.2	113.1	195.5	195.5
of which, guarantees issued by the EKN	72.3	1.5	—	—	6.7	101.3	181.8	181.8
of which, guarantees issued by other export credit agencies	0.4	—	—	—	—	6.8	7.2	7.2
of which, other guarantees	—	—	—	—	1.5	5.0	6.5	6.5
Regional governments	—	—	—	—	—	1.3	1.3	1.3
Multilateral development banks	—	—	—	—	—	1.2	1.2	1.2
Financial institutions	0.1	—	—	—	—	7.7	7.8	7.8
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	—	7.7	7.8	7.8
Corporates	0.6	—	—	—	—	14.3	14.9	14.9
of which, credit insurance from insurance companies	0.6	—	—	—	—	11.5	12.1	12.1
of which, other guarantees	—	—	—	—	—	2.8	2.8	2.8
Total hedged exposures	73.4	1.5	—	—	8.2	137.6	220.7	220.7
Unhedged exposures[2]	33.3	20.4	5.3	2.1	25.8	130.6	217.5	145.3
Total	106.7	21.9	5.3	2.1	34.0	268.2	438.2	366.0

	December 31, 2021
								whereof subject
			Multilateral					to the write-down
	Central	Regional	development	Public	Financial			requirement in
Skr bn	government	governments	banks	Sector Entity	institutions	Corporates	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	70.9	1.6	—	—	—	93.1	165.6	165.6
of which, guarantees issued by the EKN	70.4	1.6	—	—	—	82.6	154.6	154.6
of which, guarantees issued by other export credit agencies	—	—	—	—	—	7.5	7.5	7.5
of which, other guarantees	0.5	—	—	—	—	3.0	3.5	3.5
Regional governments	—	—	—	—	2.4	1.2	3.6	3.6
Multilateral development banks	—	—	—	—	—	0.4	0.4	0.4
Financial institutions	0.1	—	—	—	0.1	5.6	5.8	5.8
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	0.1	5.6	5.8	5.8
Corporates	0.3	—	—	—	—	4.9	5.2	5.2
of which, credit insurance from insurance companies	—	—	—	—	—	0.7	0.7	0.7
of which, other guarantees	0.3	—	—	—	—	4.2	4.5	4.5
Total hedged exposures	71.3	1.6	—	—	2.5	105.2	180.6	180.6
Unhedged exposures[2]	20.0	10.4	2.6	5.4	36.6	116.9	191.9	124.3
Total	91.3	12.0	2.6	5.4	39.1	222.1	372.5	304.9
1	Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.
2	Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 24.5 billion (2021: Skr 22.8 billion) for corporates, Skr 0.0 billion (2021: Skr 0.0 billion) for financial institutions and Skr 0.0 billion (2021: Skr 0.0 billion) for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2022
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	0.0	4.1	—	—	0.2	9.3	13.6
United Kingdom	4.1	—	—	—	0.2	8.0	12.3
Germany	7.3	—	—	2.1	0.6	0.1	10.1
France	5.6	—	—	—	2.5	1.9	10.0
Poland	—	—	—	—	6.7	2.4	9.1
Norway	—	—	—	—	0.1	6.6	6.7
Austria	5.9	—	—	—	—	—	5.9
Denmark	0.6	—	—	—	2.6	2.1	5.3
Spain	—	—	—	—	0.8	3.3	4.1
Netherlands	0.6	—	—	—	2.8	0.6	4.0
Luxembourg	—	—	3.8	—	0.0	—	3.8
Italy	—	—	—	—	—	2.0	2.0
Portugal	—	—	—	—	—	1.0	1.0
Ireland	—	—	—	—	0.3	0.3	0.6
Serbia	—	—	—	—	—	0.5	0.5
Belgium	—	—	—	—	—	0.5	0.5
Lithuania	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Russian Federation	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	24.1	4.1	3.8	2.1	16.9	39.4	90.4

	December 31, 2021
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	1.0	0.0	—	—	0.3	9.0	10.3
United Kingdom	—	—	—	—	2.0	7.4	9.4
Germany	3.1	—	—	5.2	0.3	0.2	8.8
Norway	—	—	—	—	1.9	4.7	6.6
Austria	4.3	—	—	—	1.8	—	6.1
Denmark	—	—	—	0.2	3.1	1.8	5.1
Spain	—	—	—	—	0.5	4.5	5.0
Netherlands	—	—	—	—	3.3	0.6	3.9
France	—	—	—	—	2.0	1.8	3.8
Luxembourg	0.6	—	2.6	—	—	—	3.2
Poland	—	—	—	—	—	2.8	2.8
Italy	—	—	—	—	0.0	2.4	2.4
Belgium	1.2	—	—	—	—	0.3	1.5
Portugal	—	—	—	—	—	0.9	0.9
Ireland	—	—	—	—	0.1	0.3	0.4
Serbia	—	—	—	—	—	0.4	0.4
Lithuania	—	—	—	—	—	0.3	0.3
Russian Federation	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	10.2	0.0	2.6	5.4	15.4	38.1	71.7

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2022
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
France	8.9	—	—	—	3.4	3.9	16.2
Germany	7.9	—	—	2.1	1.8	1.3	13.1
Finland	0.7	4.1	—	—	0.3	6.5	11.6
Luxembourg	—	—	5.1	—	0.0	5.5	10.6
United Kingdom	4.1	—	—	—	2.0	4.4	10.5
Austria	5.9	—	—	—	—	—	5.9
Denmark	1.4	—	—	—	2.6	1.6	5.6
Norway	0.6	—	—	—	0.1	4.7	5.4
Netherlands	0.8	—	—	—	2.9	0.3	4.0
Belgium	—	—	—	—	0.9	2.3	3.2
Poland	2.2	—	—	—	—	0.1	2.3
Spain	—	—	—	—	1.6	0.7	2.3
Ireland	—	—	—	—	0.1	1.4	1.5
Portugal	—	—	—	—	—	1.0	1.0
Switzerland	—	—	—	—	0.1	0.5	0.6
Serbia	—	—	—	—	—	0.5	0.5
Lithuania	—	—	—	—	—	0.2	0.2
Italy	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	32.5	4.1	5.1	2.1	15.9	35.6	95.3

	December 31, 2021
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
Germany	3.7	—	—	5.2	1.1	0.3	10.3
Finland	1.5	0.0	—	—	0.4	6.3	8.2
France	4.5	—	—	—	1.9	1.4	7.8
United Kingdom	0.0	—	—	—	3.0	4.0	7.0
Norway	0.6	—	—	—	1.9	4.3	6.8
Austria	4.3	—	—	—	1.7	—	6.0
Denmark	0.2	—	—	0.2	3.2	1.8	5.4
Luxembourg	0.7	—	3.0	—	—	0.6	4.3
Netherlands	0.3	—	—	—	3.4	0.3	4.0
Belgium	1.2	—	—	—	0.8	0.9	2.9
Poland	2.6	—	—	—	—	0.2	2.8
Spain	—	—	—	—	1.3	1.0	2.3
Portugal	—	—	—	—	—	1.0	1.0
Ireland	—	—	—	—	—	0.6	0.6
Serbia	—	—	—	—	—	0.4	0.4
Switzerland	—	—	—	—	0.0	0.4	0.4
Lithuania	—	—	—	—	—	0.3	0.3
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Italy	—	—	—	—	0.0	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	19.6	0.0	3.0	5.4	18.8	24.4	71.2

Corporate exposures, broken down by industry1

	December 31, 2022		December 31, 2021
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	94.6	16.6	76.2	14.8
Industrials	62.4	49.6	44.7	41.6
Consumer goods	32.7	26.4	32.3	27.5
Utilities	30.7	14.7	19.5	9.2
Materials	27.4	15.8	23.4	16.1
Finance	13.3	19.1	21.8	10.1
Energy	4.1	0.7	1.2	0.1
Healthcare	2.8	2.3	2.8	2.5
Other	0.2	0.2	0.2	0.2
Total	268.2	145.4	222.1	122.1
1	In accordance with the reporting standard (GICS).

Market risk

Market risk is defined as the risk of the Company’s result, capital or value being affected in an adverse manner from changes in the financial markets, such as movements in interest rates, foreign exchange rates, basis spreads or credit spreads. Value encompasses both accounting value and economic value.

Risk management

SEK’s Board establishes SEK’s appetite and strategy for market risk, which clearly define and limit the permissible exposure to market risk. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Chief Risk Officer decides on the method for measuring market risks and proposes changes in limit structures in connection with reviews of risk appetite and limits. Market risk is managed operationally by the Treasury function. SEK’s risk appetite for market risk is low, and the strategy for managing market risk aims to ensure a stable net interest income.

SEK conducts no active trading, and the intention is to hold all assets and liabilities to maturity. The Company borrows funds by issuing bonds or other debt instruments which, regardless of the market risk exposures in the bonds, are hedged by being swapped via derivatives to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at floating interest rates, or alternatively through derivatives at a floating rate, or to ensure that SEK has adequate liquidity in the form of liquidity investments and liquidity reserves. The duration of available funding matches the duration of lending and the maturity profile of liquidity investments are adapted to ensure that funds are available for committed undisbursed loans.

Unrealized changes in fair value affect the value of SEK’s assets and liabilities and impact both earnings and SEK’s own funds. SEK’s largest net exposures are to changes in interest rates, basis spreads and credit spreads. Those risks are managed by having established limits and daily limit monitoring. Interest rate and currency risk excluding unrealized changes in fair value are kept low by matching assets and liabilities or through the use of derivatives. In addition, accrued gains and losses in foreign currency are regularly converted to Swedish kronor.

Market risk exposures are measured and reported on a daily basis to the CEO, and the Board’s Finance and Risk Committee at scheduled meetings. Cases where limits are exceeded are escalated without delay to the CEO, and the Board’s Finance and Risk Committee.

Risk measurement

The following describes how SEK measures market risk internally. The government compensates SEK for all interest rate differentials, borrowing costs and net foreign-exchange losses within the CIRR-system (see Note 1). The CIRR-system is therefore reported separately.

Risk to net interest income

The risk to net interest income (NII) pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and repricing periods, as well as cases where funding and lending are not matched in terms of currency and where those imbalances are managed by the use of derivatives. The primary way of measuring the risk to NII is by shifting all interest rates 100 basis points and all cross-currency basis spreads 20 basis points over the next 12-month period. At the end of 2022, the risk to NII from changes in interest rates and cross-currency basis spreads amounted to Skr 201 million (year-end 2021: Skr 200 million).

Value-at-Risk and stressed Value-at-Risk

SEK uses stressed Value-at-Risk (sVaR) as the primary market risk metric regarding unrealized value changes. Value-at-Risk (VaR) is a statistical technique used to measure and quantify the level of financial risk over a specific time frame at a predefined confidence level. SEK uses a historical simulation VaR model that applies daily historic market movements from the past two years to current positions and estimates the expected loss for a time horizon of one day. Market parameters used as risk factors are interest rates, basis spreads, credit spreads, FX rates, equities, commodity and equity indices as well as volatilities of swaptions, caps/floors, FX, equities and commodity and equity indices. VaR is calculated for SEK’s portfolio and separately for the liquidity portfolio for positions on the balance sheet that impact own funds.

Stressed VaR (sVaR) is calculated using the same risk factors and overall methodology as VaR, but where a one-year stressed period is applied instead. Stressed VaR is measured at a 99 percent confidence level. At the end of 2022, sVaR for positions affecting own funds amounted to Skr 83 million (year-end 2021: Skr 124 million), the main risk drivers being basis spreads and interest rates.

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

Risk-specific measures

The risk to NII,VaR, sVaR and stress tests are complemented with risk-specific measures, including interest rate risk measures, spread-risk measures, and currency-risk measures. These are further described in the following table.

Market risk, type	Definition	Risk profile
Interest rate risk regarding changes in the economic value of SEK’s portfolio (EVE)	The interest rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves, as well as rotations of all yield curves.

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

The risk is attributable to lending and borrowing with one and six month tenors which are not swapped to three month tenors.
Other risks (equity, commodity and volatility risks)

Equity risk, equity volatility risk, commodity risk, commodity volatility risk, FX volatility risk and interest rate volatility risk all measures unrealized gains or losses and are calculated by stress tests of underlying indices or volatilities.

SEK’s interest rate volatility risk is mainly attributable to interest rate floors in lending transactions, while equity and commodity risks, as well as FX volatility risks, only arise from structured borrowing. Although all structured cash flows are matched through a hedging swap, there could be an impact on SEK’s result. These risks are low, and arise because valuation of the bond, but not the swap, takes SEK’s own credit spread into account.

Risk monitoring

Market risks are measured, analyzed and reported to senior management on a daily basis. Cases where limits are exceeded are escalated without delay and managed pursuant to documented instructions. A more comprehensive analysis is conducted each month of how markets and risks have developed during the period. This is complemented with stress tests.

Risk information

For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”.

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1 percent).

	2022		2021
		of which, financial instruments		of which, financial instruments
		measured at fair		measured at fair
		value through profit or		value
Skr mn	Total	loss	Total	through profit or loss
Foreign currency	-101	167	-268	162
Swedish kronor	-351	18	-109	121
Total	-452	185	-377	283

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1 percent).

	2022			2021
		of which, financial instruments		of which, financial instruments
		measured at fair		measured at fair
		value through profit or		value
Skr mn	Total	loss	Total	through profit or loss
Foreign currency	129	-179	579	-165
Swedish kronor	437	-15	256	-115
Total	566	-194	835	-280

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

	December 31, 2022			December 31, 2021
		Share at			Share at
	Exchange	year end	Currency positions	Exchange	year end	Currency positions
Currency	rate	(%)	at year end (Skr mn)	rate	(%)	at year end (Skr mn)
EUR	11.1122	1	-178	10.2431	1	-242
USD	10.4055	1	-133	9.0356	0	-50
JPY	0.0788	0	24	0.0785	0	9
GBP	12.5567	0	-63	12.2119	0	-51
MXN	0.5360	1	-121	0.4408	1	-105
THB	0.3011	0	3	0.2709	0	-4
Other	—	0	107	—	0	-19
Total foreign currency position		3	-361		2	-462

In accordance with SEK’s strategy for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 13 million (year-end 2021: Skr 5 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts.

Skr mn	December 31, 2022	December 31, 2021
Total assets	375,474	333,647
of which, denominated in foreign currencies	291,952	262,056
Total liabilities	353,899	312,839
of which, denominated in foreign currencies	292,313	262,518

Liquidity risk and refinancing risk

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

Risk management

SEK’s Board has overall responsibility for liquidity and refinancing risks and establishes policy documents for liquidity risk management; in addition, the CEO establishes instructions for operational management. Liquidity risk is managed operationally by the Treasury function. Liquidity and refinancing risk is measured and reported regularly to the relevant managers, senior management, the CEO, and the Board and its committees. SEK’s risk appetite for both operational and structural liquidity risk is low and SEK’s overall strategy is to reduce the liquidity risks arising from SEK’s business strategy.

SEK has low tolerance for long-term structural liquidity risk and financing must be available throughout the maturity for all credit commitments, pertaining to both outstanding and committed undisbursed loans. The Company includes the credit facility with the Swedish National Debt Office as available borrowing. For information on the credit facility, see Note 27.

Borrowed funds not yet used to finance credits must be invested in interest-bearing securities, also known as liquidity investments. The management of liquidity investments is regulated in the Financing and liquidity Strategy established by the Board’s Finance and Risk Committee. The liquidity investments consists of the liquidity reserve and other investments, which together amount to SEK’s liquidity portfolio. The size of the liquidity portfolio is adapted to cover outflows, outside the CIRR-system, attributable to: 1) committed undisbursed loans, 2) CSAs with derivative counterparties, 3) outflows attributable to short-term borrowing transactions and 4) budgeted new lending. The target for SEK’s new lending capacity is to facilitate at least 60 days of new lending, in line with SEK’s estimated new lending requirements.

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

SEK’s borrowing strategy is regulated in the Financing and liquidity Strategy Policy, which is established by the Board’s Finance and Risk Committee. For the purpose of ensuring access to short-term funding, SEK has revolving borrowing programs for maturities of less than one year, including a US Commercial Paper Program (UCP) and a European Commercial Paper program (ECP). SEK also has a swingline facility that functions as a back-up facility for SEK’s revolving borrowing program for maturities of less than one year. To secure access to substantial volumes of non-current borrowing, and to ensure that insufficient liquidity or investment appetite among individual borrowing sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets. With regard to maturity, no refinance risk is allowed.

SEK has a contingency plan for the management of liquidity crises, which is issued by the CEO. The plan describes what constitutes a liquidity crisis according to SEK and what actions SEK intends to take if such a crisis is deemed to have occurred. The plan also describes the decision-making structure during a liquidity crisis. An internal and external communication plan is also included. The contingency plan is also closely linked to the results of the scenario analyses that are performed regularly, whereby various actions are taken to increase the release of cash and cash equivalents that have been analyzed with a preventive purpose.

Risk measurement

In the short term, liquidity risk is monitored mainly through measurement of the liquidity coverage ratio (LCR), which shows SEK’s highly liquid assets in relation to its net cash outflows for the next 30 calendar days. Cash flow forecasts of up to one year are prepared regularly according to various scenarios. SEK’s policy for long-term structural liquidity risk is not to accept refinancing risk. Forecasts are made of the relationship between borrowing, including equity, and lending over time. A net stable funding ratio (NSFR) is also estimated. The NSFR measures the volume of available stable funding in relation to the need for stable funding. SEK also performs regular liquidity stress tests.

Risk monitoring

Liquidity risk is monitored through regular analysis and reporting to the Executive Committee, the Board’s Finance and Risk Committee, the Board of Directors and the Treasury function. Reports are submitted to the Board on a regular basis and cover monitoring of LCR, NSFR, internal metrics, liquidity portfolio composition and liquidity stress tests.

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”.

Liquidity reserve1

	December 31, 2022
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	30.1	4.7	7.2	18.1	0.1
Securities issued or guaranteed by municipalities or other public entities	27.9	10.1	1.6	16.2	—
Covered bonds issued by other institutions	12.0	12.0	—	—	—
Balances with National Debt Office	3.0	3.0	—	—	—
Total liquidity reserve	73.0	29.8	8.8	34.3	0.1

	December 31, 2021
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	23.0	4.4	4.8	13.7	0.1
Securities issued or guaranteed by municipalities or other public entities	15.8	8.0	1.6	6.2	—
Covered bonds issued by other institutions	12.9	12.9	—	—	—
Balances with National Debt Office	2.0	2.0	—	—	—
Total liquidity reserve	53.7	27.3	6.4	19.9	0.1
1	The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments by remaining maturity (“M”)

Percent	Dec 31, 2022	Dec 31, 2021
M ≤ 1 year	90	84
1 year < M ≤ 3 years	10	16
M > 3 years	—	—

Key figures for liquidity risk

Percent	Dec 31, 2022	Dec 31, 2021
LCR under EU Commission’s delegated act	311	463
NFSR	119	139

Liquidity investments by exposure type

Percent	Dec 31, 2022	Dec 31, 2021
States and multilateral development banks	46	40
Local governments	37	23
Covered bonds	16	19
Financial institutions	1	15
Corporates	—	3

Contractual flows

	December 31, 2022
		Due	Due	Due	Due
	Due	1 month < 3	3 months < 1	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	months	year	years	years	years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	4,053	—	—	—	—	—	4,053	7	4,060
Treasuries/government bonds	4,149	8,749	2,223	—	—	—	15,121	-73	15,048
Other interest-bearing securities except loans	12,983	17,791	19,706	7,685	—	—	58,165	-1,021	57,144
Loans in the form of interestbearing securities	368	317	9,257	22,498	14,449	17,893	64,782	-10,525	54,257
Loans to credit institutions	10,824	271	2,485	2,389	1,970	5,285	23,224	-1,079	22,145
Loans to the public	6,020	12,350	34,214	84,867	45,683	52,149	235,283	-27,546	207,737
Derivatives	1,035	2,700	3,485	1,066	1,065	2,682	12,033	-1,729	10,304
of which cash inflow in currency derivatives	5,461	17,826	43,773	14,767	6,076	6,012	93,915
of which cash outflow in currency derivatives	-4,544	-15,538	-40,380	-14,257	-5,250	-5,288	-85,257
Total	39,432	42,178	71,370	118,505	63,167	78,009	412,661	-41,966	370,695
of which derivatives in hedge relationship	-16	59	130	257	608	1,079	2,117	-531	1,586

	December 31, 2022
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-7,153	—	—	—	—	—	-7,153	0	-7,153
Borrowings from the public	—	—	—	—	—	—	—	—	—
Debt securities issued	-12,894	-31,803	-105,290	-121,741	-42,690	-49,181	-363,599	44,482	-319,117
Derivatives	-1,398	-3,467	-4,440	-3,407	632	673	-11,407	-1,780	-13,187
of which cash inflow in currency derivatives	881	10,948	15,660	25,532	4,782	3,793	61,596
of which cash outflow in currency derivatives	-1,064	-13,306	-17,293	-28,734	-5,069	-4,582	-70,048
Total	-21,445	-35,270	-109,730	-125,148	-42,058	-48,508	-382,159	42,702	-339,457
of which derivatives in hedge relationship	-426	-967	-5,642	-5,083	-546	-513	-13,177	943	-12,234
Commitments
Committed undisbursed loans	-4,871	-860	-26,663	-16,224	201	48,415
Liquidity surplus (+)/ deficit (-)	13,116	6,048	-65,023	-22,867	21,310	77,916	30,500
Accumulated liquidity surplus (+)/deficit (-)	13,116	19,164	-45,859	-68,726	-47,416	30,500	30,500

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has outstanding binding offers of Skr 0.2 billion (year-end 2021: Skr 1.5 billion) as well as additional available funds consisting of a credit facility with the Swedish National Debt Office,see Note 27. With regard to deficits in cash flow with maturities between one and three months and one and three years, SEK intends to refinance these through borrowing on the financial market.

Assets with repayments subject to notice are assumed to occur on the maturity date. Derivatives with payments subject to notice are assumed to be repaid on the maturity date regardless of whether SEK or the counterparty has the right to invoke repayments. Liabilities where only SEK has the right to early repayments are assumed to be repaid on the maturity date. Embedded financial derivatives in financial assets and liabilities have been handled in the same way as its host contract. It is unlikely that the applied precautionary principle regarding cash flows on derivatives will be a real outcome. Cash collateral according to collateral agreements for derivative contracts is assumed to mature within the first maturity interval. Differences between book values and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”. The following items other than financial instruments have an approximate expected recovery time of less than 12 months: other assets; prepaid expenses; accrued revenue; other liabilities; accrued expenses; and prepaid revenue. All other balance sheet items other than financial instruments have an approximate expected recovery time of 12 months or more.

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2021
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	> 5 years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	11,129	—	—	—	—	—	11,129	-1	11,128
Treasuries/government bonds	1,822	4,131	4,144	785	—	—	10,882	-10	10,872
Other interest-bearing securities except loans	7,647	10,909	17,511	9,913	—	—	45,980	-99	45,881
Loans in the form of interest-bearing securities	77	1,532	7,529	14,427	15,220	11,329	50,114	-3,536	46,578
Loans to credit institutions	11,673	110	2,417	2,581	1,218	3,581	21,580	-805	20,775
Loans to the public	5,182	7,229	37,218	62,116	43,375	50,887	206,007	-25,719	180,288
Derivatives	497	1,336	2,154	2,470	691	2,486	9,634	-1,215	8,419
of which cash inflow in currency derivatives	912	13,274	21,973	41,766	5,075	4,071	87,071
of which cash outflow in currency derivatives	-896	-12,596	-20,645	-39,925	-4,786	-3,373	-82,221
Total	38,027	25,247	70,973	92,292	60,504	68,283	355,326	-31,385	323,941
of which derivatives in hedge relationship	-7	205	374	688	222	1,597	3,079	-418	2,661

	December 31, 2021
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-5,230	—	—	—	—	—	-5,230	—	-5,230
Borrowings from the public	—	-9,998	—	—	—	—	-9,998	-2	-10,000
Debt securities issued	-13,587	-26,300	-52,343	-128,316	-42,130	-41,864	-304,540	24,770	-279,770
Derivatives	-358	101	-206	-4,139	-1,637	-4,210	-10,449	-4,280	-14,729
of which cash inflow in currency derivatives	888	16,122	10,459	8,188	8,942	5,107	49,706
of which cash outflow in currency derivatives	-952	-17,618	-10,981	-8,886	-8,964	-5,454	-52,855
Total	-19,175	-36,197	-52,549	-132,455	-43,767	-46,074	-330,217	20,488	-309,729
of which derivatives in hedge relationship	41	201	-61	-1,864	-345	-830	-2,858	-688	-3,546
Commitments
Committed undisbursed loans	-238	-1,938	-14,890	-22,498	970	38,594
Liquidity surplus (+)/ deficit (-)	18,614	-12,888	3,534	-62,661	17,707	60,803	25,109
Accumulated liquidity surplus (+)/deficit (-)	18,614	5,726	9,260	-53,401	-35,694	25,109	25,109

Operational risk

Operational risk is the risk of losses resulting from inadequate or faulty internal processes or systems, human error, or from external events. Operational risk also includes legal risk and IT and security risk.

Risk management

Operational risk exists in potentially all functions within SEK. The risk appetite for operational risk is low, which means that SEK does not accept any severe operational risks in its business. Active work is carried out to avoid and reduce operational risks to a level where they neither hinder nor prevent the implementation of SEK’s strategy and business plan. Costs associated with reducing the operational risks must be reasonable and in proportion to the intended effects and the expected results of the mitigating actions. Managers of each of the various SEK functions are responsible for the effective management of operational risk within their own function. To support operational risk management, SEK works in compliance with internal policy documents in accordance with SEK’s risk framework. The risk function is responsible for monitoring, analyzing and reporting aggregated risk levels, and for monitoring the appropriateness and efficiency of the Company’s operational risk management. The risk function reports to executive management and to the Board’s Finance and Risk Committee.

Risk measurement

SEK measures and reports operational risk levels at least every quarter. The risk level is based on an assessment of expected loss from risks with high ratings, the scope of loss due to incidents, key risk indicators and whether any breaches of rules related to operations requiring permits have occurred. SEK uses the standardized approach in calculating the capital requirement for operational risk.

Risk monitoring

SEK’s work on operational risk is conducted at all levels of the organization to ensure that the Company is able to identify and reduce risk. All risk-related events are registered in an IT-based incident reporting system. The fundamental cause of each reported risk event is analyzed and actions are then taken to prevent a recurrence.

By means of the New Product Approval Process (NPAP), SEK prevents the Company from unknowingly taking on risks that it is unable to manage.

All functions within SEK perform regular self-assessments of their operations in order to identify and reduce major risks. These assessments include identification of ICT and cyber security risks. The self-assessments and the subsequent analysis are coordinated with business planning and the internal capital assessment. The Risk function carries out aggregated monitoring and analysis of the risks and action plans, as well as of significant operational risk events.

Risk information

For a supplementary and expanded account of the operational risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”.

Sustainability risk

Sustainability risk is defined in the Risk policy as the risk that SEK’s operations, directly or indirectly impact their surroundings negatively in respect of ethics, corruption, climate and the environment, human rights and labor conditions. Human rights include rights from the child’s perspective and labor conditions encompasses gender equality and diversity. Ethics is included in tax transparency.

Sustainability risk means that SEK’s risk concept is broadened to also include how the environment, including the climate is affected by SEK’s operations. Sustainability risk can also affect other types of risk, such as credit risk and is both a non-financial and financial risk for the Company.

ESG factors are environmental, social and governance-related factors that could potentially have a positive or negative effect on the financial position or solvency of SEK’s counterparties and, ultimately, SEK’s financial risks. ESG factors have been integrated into SEK’s assessment of counterparties’ creditworthiness and the Company will also start work to review the potential impact of the ESG factors on other types of risks.

Risk management

The Board of Directors is ultimately responsible for ensuring that active and forward-looking sustainability work is conducted at SEK. The Board resolves on a sustainability strategy and goals in conjunction with the business plan and risk strategy, which include addressing sustainability risks. The Board continuously monitors and evaluates SEK’s sustainability work. In late 2021, the Board adopted SEK’s “Sustainable finance policy”, which stipulates basic principles for SEK’s lending. These principles also form the basis of the company’s risk appetite for sustainability risk. SEK shall fulfill the risk appetite for sustainability risk by working preventive, detective and perform follow-up procedures. SEK’s uses a risk based approach for managing sustainability risks. This means that the SEK performs more and deeper analysis for transactions with a higher risk. SEK only engages in transactions for which SEK has conducted procedures for gaining understanding of the company and its business relations (know your customer activities) in accordance with current regulations.

SEK’s process for managing sustainability risks is a part of the regular credit process.

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

Counterparty — Checks are conducted as part of know your customer, including ownership checks and checks against international sanction lists, as well as whether the counterparty has been involved in significant sustainability-related incidents.

Business transaction level — i) Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s framework for export credits or the Equator Principles. Category A projects potentially have a material impact, category B projects potentially have some impact, and category C projects have little or no potential impact. ii) Other business transactions are analyzed to assess the risk of corruption, negative environmental or climate impact, negative effects on human rights and labor conditions and the risk of money laundering, financing of terrorism and operation in a non-transparent tax jurisdiction.

Risk monitoring

Sustainability risk is monitored through regular analysis of elevated risks, follow-up of the Company’s risk appetite and reporting to the Board of Directors. Project or project-related funding with an identified elevated sustainability risk is monitored via continuous checks of compliance with the agreement’s sustainability clauses.

SEK performs stress tests for climate-related transitions risk annually. The results of the scenario analyses and stress tests are reported to the Executive Committee and to the Finance and Risk Committee.

Risk information

For a supplementary of the sustainability risk related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”.

Note 27. Transactions with related parties

SEK defines related parties to the Parent Company and the Consolidated Group as:

the shareholder, i.e., the Swedish government
companies and organizations that are controlled through a common owner, the Swedish government subsidiaries

key management personnel
other related parties

The Swedish government owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 43 percent (year-end 2021: 44 percent) of the Company’s loans outstanding on December 31, 2022, were guaranteed by the Swedish government. The remuneration to EKN for the guarantees paid by SEK during 2022 amounted to Skr 46 million (2021: Skr 45 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR-system), and the government’s previous concessionary credits system, refer to Note 1 (f) and Note 24.

SEK has a Skr 175 billion (2021: Skr 200 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 162 billion (2021: Skr 185 billion), and for commercial export financing up to Skr 13 billion (2021: Skr 15 billion). During the first quarter of 2022, SEK repaid the drawdown of Skr 10 billion that was made from the credit facility during the first quarter of 2020. In December, 2022, the credit facility was extended with Skr 175 billion through 2023, of which Skr 35 billion can be used for commercial export financing.

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

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel of SEK or controlled by close family members to key management personnel. The following tables further summarize the Group’s transactions with its related parties.

	2022
			Companies and
			organizations controlled
	The shareholder,		through a common owner,
	the Swedish government		the Swedish government		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	3,000	20	—	—	3,000	20
Treasuries/government bonds	—	2	—	—	—	2
Other interest-bearing securities except loans	3,499	24	2,185	11	5,684	35
Loans in the form of interest-bearing securities	—	—	5,349	64	5,349	64
Loans to credit institutions	—	—	2,417	54	2,417	54
Loans to the public	—	—	691	24	691	24
Settlement claim against the State[1]	17	—	—	—	17	—
Total	6,516	46	10,642	153	17,158	199

Borrowing from the public	—	—	—	—	—	—
Other liabilities	—	2	—	—	—	2
Settlement debt against the State[1]	8,509	—	—	—	8,509	—
Total	8,509	2	—	—	8,509	2

	2021
			Companies and
			organizations -controlled
	The shareholder,		through a common owner,
	the Swedish government		the Swedish government		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	2,000	—	—	—	2,000	—
Treasuries/government bonds	1,250	-7	—	—	1,250	-7
Other interest-bearing securities except loans	—	—	5,175	0	5,175	0
Loans in the form of interest-bearing securities	—	—	2,600	33	2,600	33
Loans to credit institutions	—	—	1,719	23	1,719	23
Loans to the public	—	—	1,419	9	1,419	9
Settlement claim against the State[1]	7,209	—	—	—	7,209	—
Total	10,459	-7	10,913	65	21,372	58

Borrowing from the public	10,000	—	—	4	10,000	4
Other liabilities	147	—	—	—	147	—
Settlement debt against the State[1]	—	—	—	—	—	—
Total	10,147	—	—	4	10,147	4
1	For information about settlement claim or debt against the State, see Note 16,Note 19 and Note 24.

Note 28. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (IBOR). SEK’s exposure that is directly affected by the reference interest rate reform is primarily its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. LIBOR is the group of benchmark interest rates that currently has a timed settlement plan. GBP LIBOR, CHF LIBOR, EUR LIBOR, JPY LIBOR and USD LIBOR 1W and USD LIBOR 2M ceased on December 31, 2021. For USD LIBOR, the rest of the maturities will expire after June 30, 2023. For EURIBOR and STIBOR, no such end date has been communicated, but the general opinion is that these will continue to exist for the next few years. Outstanding exposures with a reference interest rate of USD LIBOR and a maturity after June 2023 will be converted during the period up to June 30, 2023. Change of reference interest rate during the reform will be carried out with the intention that the change shall be financially neutral for each party. SEK has lending contracts and derivative contracts maturing after June 30, 2023 in USD LIBOR with a nominal amount of USD 1,682 million (year-end 2021: Skr 1,870 million) and USD 19,063 million (year-end 2021: Skr 19,284 million), respectively. The nominal amount of the hedging instruments directly affected by the IBOR reform amounts to Skr 81,590 million (year-end 2021: Skr 105,440 million).

SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling the conversion of derivatives to a new reference interest rate between counterparties during the reference interest rate reform. For lending contracts, conversion is handled by agreement. SEK has applied the relief under IFRS 9 Reform for new reference rates.

SEK has been working since 2018 to prepare the company for the reference interest rate reform. The work includes changes in systems, processes, agreements, pricing and risk models to manage the new risk-free reference rates (RFRs) that replace LIBOR. SEK continues to monitor the development of new market standards and relevant interest groups to ensure an orderly transition to the new reference rates. In applying the amendments to IFRS 9, SEK has made the assumption in assessing the financial relationship between hedged items and hedging instruments that the uncertainty regarding future reference interest rates will remain until the hedging instruments are converted.

Note 29. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Note 30. Risk and capital management

The Risk and capital management section addresses significant aspects of SEK’s risk and capital management. For detailed descriptions, including quantitative information on SEK’s capital adequacy and its risk and capital management, refer to Note 25 and Note 26, respectively. For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”, available at www.sek.se.

Events in 2022

Market developments in 2022 were dominated by Russia’s invasion of Ukraine, rising inflation and increased interest rates. The Swedish Krona weakened sharply against the USD and EUR. Broad index declines in stock markets indicated poorer times ahead. In Sweden, the economic indicators showed that the economy was moving towards a worsening trajectory. In January 2023, the World Bank lowered its growth forecast for the world economy from the 3.0 percent predicted in the summer to 1.7 percent.

In 2022, SEK recorded no confirmed credit losses. In 2022, provisions for expected credit losses were up year-on-year due to the prevailing macroeconomic uncertainty.

At the end of the year, the total capital ratio was 20.6 percent (2021: 21.6 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio amounted to 20.6 percent (2021: 21.6 percent). The decline in the capital ratio primarily pertained to increased lending and a weaker Swedish krona.

The leverage ratio amounted to 8.4 percent (2021: 9.3 percent) at year-end. The year-on-year decrease in the leverage ratio was attributable to high lending.

SEK’s total net exposures, after credit risk mitigation, have increased since the end of 2021 due to increased lending volumes, with the main increase being net exposures to central governments.

SEK’s largest financial risks are credit risk in the amount of Skr 7.2 billion (2021: Skr 6.0 billion), market risk in the amount of Skr 1.5 billion (2021: Skr 1.2 billion) and operational risk in the amount of Skr 0.3 billion (2021: Skr 0.2 billion), in line with internally assessed capital requirements.

The Swedish National Debt Office has updated the minimum requirement for own funds and eligible liabilities (MREL). SEK is deemed systemically important to the Swedish financial system and shall also meet part of the requirement using own funds and subordinated eligible instruments. SEK is in compliance with minimum levels as well as target levels set out for 2023. In order to comply with the requirement after the transitional period ending on January 1, 2024, SEK needs to issue about Skr 12 billion in subordinated eligible debt (senior non-preferred) during 2023.

The market was volatile in 2022 with periods of limited access to liquidity in the system. Despite the above, SEK had healthy liquidity throughout the year with good capacity to manage operational and structural liquidity risk. New lending capacity amounted to 96 days (2021: 125 days), the liquidity coverage ratio (LCR) was 311 percent (2021: 463 percent) at year-end. The net stable funding ratio (NSFR) amounted to 119 percent (2021: 139 percent) at year-end.

Capital target

The Company’s capital target, which is one of the principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that regulatory requirements are met, even in the event of deep economic declines. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. The capital target for SEK’s total capital ratio shall amount to between two (2) and four (4) percentage points over the requirement communicated by the Swedish FSA. Moreover, SEK’s Common Equity Tier 1 ratio shall be in total at least four (4) percentage points above the requirement communicated by the Swedish FSA.

As part of the most recent review and evaluation process, as of September 29, 2021, the Swedish FSA informed SEK that in addition to the capital requirement pursuant to Regulation (EU) No. 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.5 percent of the total risk exposure amount and 0.15 percent of the total exposure measure for the leverage ratio. The risk-based Pillar 2 guidance and the leverage ratio guidance can both only be met with Common Equity Tier 1 capital. Pillar 2 guidance is not a binding requirement.

On December 31, 2022, SEK’s total capital ratio requirements, including Pillar 2 guidance, and CET1 ratio requirements, including Pillar 2 guidance, amounted to 16.5 percent and 11.4 percent, respectively (year-end 2021: 15.7 percent and 10.6 percent respectively). The requirements, including Pillar 2 guidance, should be compared to a total capital ratio and CET1 ratio that amounted to 20.6 percent on December 31, 2022 (year-end 2021: 21.6 percent).

Core risk management principles

SEK must be selective in its choice of counterparties and clients in order to ensure a strong credit rating. SEK only lends funds to clients who have successfully undergone SEK’s procedure for gaining understanding of the customer and its business relations under know your customer, and have a business structure that complies with SEK’s mission of promoting the Swedish export industry.

The business operations are limited to financial solutions and positions that the Company has approved and has procedures for, whose risks can be measured and evaluated and where the Company complies with international sustainability risk guidelines.

SEK’s liquidity strategy requires that the Company secures financing that, at the very least, has the same maturities as the funds that it lends. SEK uses derivatives to maintain market risk at a low level and with the aim of ensuring stable net interest income.

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, a common approach and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to, thereby, keep risk exposure within the determined level. SEK also has a risk framework, see the Risk Framework illustration.

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

Risk governance

The Board of Directors has ultimate responsibility for governing and monitoring risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines the overall risk governance by making decisions on such matters as risk appetite and risk strategy. The Board also decides on risk policy and on matters of considerable importance to credit granting. For a detailed description of the Board of Directors’ rules of procedure, refer to the Corporate Governance Report.

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

In addition to the internal capital adequacy assessment, SEK also estimates the total capital requirement as set for SEK by the Swedish FSA in its review and evaluation process. The capital adequacy assessment estimated by the Swedish FSA is a minimum requirement for SEK’s own funds.

Refer also to the information about Pillar 2 guidance in the Capital target section on page 31. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA.

In addition to the internal capital adequacy assessment process, an in-depth liquidity analysis is performed. During the planning period, the liquidity requirement and its composition in terms of liquidity requirements for different currencies, among other items, are evaluated to ensure the Company has adequate liquidity to implement the business plan and meet regulatory requirements. In SEK’s assessment, the Company has liquidity that exceeds liquidity needs during the planning period.

For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2022”, available at www.sek.se.

SEK’s risk framework

The risk framework encompasses the entire operations and is ultimately governed by SEK’s mission.

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

Lending must be based on in-depth knowledge of SEK’s counterparties as well as counterparties’ repayment capacity. Lending must also be aligned with SEK’s mission based on its owner instruction. SEK’s credit risks are mitigated through a risk-based selection of counterparties and managed through the use of guarantees, credit insurance, netting agreements and other types of collateral. Furthermore, SEK’s lending is guided by the use of a normative credit policy, specifying principles for risk levels and lending terms. Concentrations that occur naturally as a result of the Company’s mission are accepted, but the Company continuously works towards reducing the risk of concentration where this is possible.

		SEK’s lending portfolio is of a high credit quality. The Company’s mission naturally entails certain concentration risks, such as geographical concentration risk in Sweden. The net risk is principally limited to counterparties with high creditworthiness, such as export credit agencies (ECAs), major Swedish exporters, banks and insurers. SEK invests its liquidity in high credit quality securities, primarily with short maturities.	Moderate (SEK’s risk appetite for credit risk is higher than other risks.)	60.6%
Liquidity risk Liquidity and refinancing risk is the risk, within a defined period of time, of the Company not being able to refinance its existing assets or being unable to meet the need for increased liquidity. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices in order to meet payment commitments. Liquidity risk encompasses refinancing risk and market liquidity risk.	SEK shall have diversified funding to ensure that funding is available through maturity for all credit commitments — credits outstanding as well as agreed but undisbursed credits. The size of SEK’s liquidity investments must ensure that new lending can take place even during times of financial stress.	SEK has secured its funding for all its credit commitments, including those agreed but not yet disbursed. In addition, the size of SEK’s liquidity investments allow new lending to continue at a normal pace, even during times of stress. As a consequence of SEK having secured its funding for all its credit commitments, the remaining term to maturity for available funding is longer than the remaining term to maturity for lending.	Low	—
Market risk Market risk is the risk of loss or changes in future earnings due to changes in, for example, interest rates, exchange rates, commodity prices or share prices. A distinction is made between market risk of non-market valued assets and liabilities and fair valued assets and liabilities. Market risk includes price risk in connection with sales of assets or the closing of exposures.	SEK conducts no active trading. The core of SEK’s market risk strategy is to borrow funds in the form of bonds which, regardless of the market risk exposures in the bonds, are hedged by being swapped to a floating interest rate. Borrowed funds are used either immediately for lending, mainly at a floating rate of interest, or swapped to a floating rate, or to ensure that SEK has sufficient liquidity. The aim is to hold assets and liabilities to maturity.	SEK’s business model leads to exposures towards market movements, mainly to interest rates, basis spreads, credit spreads and foreign exchange rates.	Low	12.3%

Risk class	Risk management	Risk profile	Risk appetite	Proportion of Economic capital

Operational risk Operational risk is the risk of losses resulting from inappropriate, inadequate or faulty internal processes or procedures, systems, human error, or from external events. Operational risk includes legal, IT and information security risk.	SEK manages the operational risk on an ongoing basis through mainly efficient internal control procedures, performing risk analysis before changes, focus on continuous improvements and business continuity management. Costs to reduce risk exposures must be in proportion to the effect that such measures have.	Operational risks arise in all parts of the business. The vast majority of incidents that have occurred are minor events that are rectified promptly within each function. Overall operational risk is low as a result of effective internal control measures and a focus on continuous improvement.	Low	2.6%
Compliance risk Compliance risk is the risk of failure to meet obligations pursuant on the one hand to legislation, ordinances and other regulations, and on the other hand, to internal rules.	SEK works continuously to develop tools and knowledge to help identify the Company’s compliance risks. The Company analyses and monitors compliance risks with the intention of continuously reducing the risk of non-compliance with regulations.	SEK’s operations lead to exposure to the risk of failing to comply with current regulatory requirements and ordinances in markets in which the Company operates.	Low	-
Business and strategic risk Business risk is the risk of an unexpected decline in revenue resulting from, for example, changes to competitive conditions with a decrease in volumes and/or falling margins. Strategic risk is the risk of lower revenue because strategic initiatives fail to achieve the pursued results, inefficient organizational changes, improper implementation of decisions, unwanted effects from outsourcing, or the lack of adequate response to changes in the regulatory and business environment. Strategic risk focuses on large-scale and structural risk factors.	SEK’s executive management is responsible for identifying and managing the strategic risks and monitoring the external business environment and developments in the markets in which SEK conducts operations and for proposing the strategic direction to the Board. A risk analysis in the form of a self-assessment concerning strategic risk is to be conducted each year.	SEK’s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives: (1) the impact of these reforms on SEK’s business model; and (2) the requirements on the organization resulting from increased regulatory complexity.	Low to moderate	-

Risk class	Risk management	Risk profile	Risk appetite	Proportion of Economic capital

Sustainability risk and ESG factors

Sustainability risk is the risk that SEK’s operations directly or indirectly impact their surroundings negatively with respect to business ethics, corruption, climate and the environment, human rights and labor conditions. Human rights includes the child’s rights perspective; labor conditions encompasses gender equality and diversity; and ethics includes tax transparency.

ESG factors are environmental, social and governance-related factors that could potentially have a positive or negative effect on the financial position or solvency of SEK’s counterparties and, ultimately, SEK’s financial risks.

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

ESG factors have been integrated into SEK’s assessment of counterparties’ creditworthiness and the Company will also start work to review the potential impact of the ESG factors on other types of risks.

		SEK is indirectly exposed to sustainability risks in connection to its lending activities. High sustainability risks could occur in financing of large projects or businesses in countries with high risk of corruption or human rights violations.	Low to moderate	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Magnus Montan
Magnus Montan, Chief Executive Officer

Stockholm, Sweden

February 28, 2023