Form 20-F
period 2023-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2024-02-23
CIK 352960

As filed with the Securities and Exchange Commission on February 23, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

None

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the consolidated statement of financial position of SEK and its subsidiaries as of December 31, 2023 and December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2022: Skr 10 million)” means that the relevant figure for 2022, or as of December 31, 2022, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations, capital reports and the annual report for the financial year of 2023, is available at www.sek.se/en/for-investors. None of the foregoing reports or presentations, nor any other information available on or accessible through SEK’s website is incorporated herein by reference.

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

Credit risk and counterparty credit risk

●	Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability) can adversely affect SEK’s operations and financial performance.
●	Disruptions in the financial markets or economic recessions can adversely affect SEK’s credit risk and counterparty credit risk.
●	SEK’s concentrated credit portfolio could have a material adverse effect on SEK’s business and/or its ability to repay its debts.
●	The deteriorating national security situation in Sweden could have an adverse effect on SEK’s business and operations.

Operational risk

●	SEK is exposed to material operational risk, which could harm SEK’s business, financial performance, or the ability to repay its debt.
●	A resurgence of the COVID-19 pandemic or similar or new viruses could have an adverse effect on SEK’s business and operations.

Financial risk

●	SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.
●	Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.
●	Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfill its obligations.
●	Fluctuations in foreign currency exchange rates could harm SEK’s business.
●	Fluctuations in interest rates could have an adverse effect on SEK’s business and results of operations.

Sustainability risk

●	SEK is exposed to sustainability risks and environmental, social and governance factors that could negatively impact SEK’s financial performance.
●	Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

Regulatory changes

●	Changes in laws, regulations or accounting standards may adversely affect SEK’s business.

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

Credit risk and counterparty credit risk

Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability) can adversely affect SEK’s operations and financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially those pertaining to Sweden and Europe, and those that have a global impact which can affect the financial markets. Uncertainty remains concerning the outlook and the future economic environment globally, due to, among other things, the ongoing Russia-Ukraine war, the armed conflict between Israel and Hamas, which risks spreading to other countries, the Houthi militia’s attacks on commercial ships in the Red Sea, which is having a negative effect on trade flows leading to higher freight rates and shipping delays, and higher inflation, interest rates and recessionary concerns.

The Russia-Ukraine war and the armed conflict between Israel and Hamas could each, if intensified further, give rise to added substantial geopolitical instability (also taking into account the current friction between China and Taiwan and between China and the United States), trade restrictions, supply chain disruptions, increases in energy prices and global inflationary pressure, which could in turn have further adverse impacts on the regional and global economic environment.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances – including, but not limited to, high inflation, high interest rates, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities – may have negative consequences for the companies and industries that SEK provides financing to as well as the financial condition of SEK’s financial counterparties and could, in addition to the other factors cited above, have material adverse effects on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Disruptions in the financial markets or economic recessions can adversely affect SEK’s credit risk and counterparty credit risk.

Credit and counterparty risk exposure is inherent in SEK’s business model. Dysfunctional and volatile financial markets or effects of an economic recession could have material negative effects on asset values and credit losses. As a financial institution, which lends money to customers globally, SEK’s business could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the United States, Asia and elsewhere around the world. The ongoing war in Ukraine and the armed conflict in the Middle East could lead to further tensions and instability in financial markets, including significant volatility in commodity prices and supply of energy resources, supply chain disruptions, political and social instability as well as an increase in cyberattacks and espionage. Dysfunctional markets and an economic recession may affect business and consumer spending, bankruptcy rates and asset prices and could lead to SEK’s customers’ and counterparties’ increasing their demand for loans, becoming delinquent in their loan repayments or other obligations and ultimately losing their ability to fulfill their obligations towards SEK. Even though SEK to a large extent is covered by government export credit guarantees in its lending, there could be circumstances where dysfunctional markets and an economic recession could lead to an increase in SEK’s provisions for delinquent and defaulted debt and other provisions for non-guaranteed loans, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

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

The deteriorating national security situation in Sweden could have an adverse effect on SEK’s business and operations.

Sweden is facing a deteriorating national security situation for two different reasons.

One reason is that the threat of attacks from terrorists or violent extremists has increased. The Swedish Security Service has raised the terrorist threat level from level 3 (‘elevated’) to level 4 (‘high’) on a 5-level scale. Due to the deteriorating national security situation, the Swedish Government has communicated that it is working intensively and constantly to take the necessary measures to reduce the risk of terrorist attacks.

Another reason is that the risk of Sweden being involved in armed conflicts has increased. On February 27, 2022, Sweden announced that it would break its doctrine of not sending arms to countries in active conflict and sent military equipment to Ukraine. On March 7, 2023, the Swedish Government adopted the bill on Sweden’s NATO membership, and two weeks later the Swedish Parliament approved Sweden’s accession to the North Atlantic Treaty. At the time of this report, Sweden’s accession protocol was still subject to ratification by one existing NATO member.

A deteriorating national security situation due to actual or threatened attacks from terrorists or violent extremists or Sweden’s increased involvement in armed conflicts could have an adverse effect on the Swedish economy and lead to instability in the Swedish financial market, which could impact SEK’s ability to raise capital and adversely affect SEK’s funding and lending business. Additionally, the aforementioned factors could increase SEK’s counterparty risk, which may include, among others, that SEK’s customers may not be able to perform on obligations to SEK. The effect of any of these events, developments, or threats could have material adverse effects on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Operational risk

SEK is exposed to material operational risk, which could harm SEK’s business, financial performance, or the ability to repay its debt.

SEK’s business is dependent on the ability to process complex transactions in an efficient and accurate manner. Operational risk for a financial institution such as SEK can arise from inadequate or failed internal processes or systems, human error or malfeasance or from external events.

Failed internal processes and legal risks: Failed internal processes and legal risks can arise from internal or external sources, including from human error, employee misconduct, failure to document transactions properly or to obtain proper internal authorizations, non-compliance with regulations or fraud related to money laundering, financing of terrorism, corruption, or other criminal activities. Failure to address risks relating to failed internal processes and legal risks or failure to in any other way meet SEK’s commitments and expectations may lead to costs, losses, or damage to SEK’s reputation, which may negatively affect customers’ and investors’ confidence in SEK, and consequently SEK’s business, financial performance, or ability of the Company to fulfill its debt obligations.

IT- and information security risks: IT- and information security risks can, for example, arise from internal or external (outsourced or counterparties) system failures, failure in system development, loss of information, information security failures, such as data loss, cybersecurity incidents, human error by employees, internal fraud, or other criminal acts.

As an example, cybersecurity incidents continue to be a global threat and have been amplified as a result of the current geopolitical turmoil. Western support of the ongoing war in Ukraine could further intensify such risks if Swedish government activities and companies are targeted in future cybersecurity incidents. Although management of operational risk includes 24/7 surveillance of critical parts of the IT-systems and is designed to efficiently mitigate all material risk and to be compliant with regulatory requirements, the processes and systems in place could prove to be insufficient, or cybersecurity incidents against national critical infrastructure in Sweden or elsewhere could compromise SEK’s ability to successfully prevent and defend against cybersecurity incidents.

A successful cybersecurity incident could have a material adverse effect on SEK, including operational consequences such as unavailability of services, networks, systems, or data, and could also lead to unauthorized access to customer data and other sensitive information. It may also lead to additional costs, as a result of, for example, remediation measures, losses or damages to SEK’s reputation, which may negatively affect customers’ and investors’ confidence in SEK, and consequently SEK’s business prospects, financial condition or the ability of the Company to fulfill its debt obligations.

SEK is further subject to cybersecurity regulations and cybersecurity incident reporting requirements. The increased digitization and elevated risk of cybersecurity incidents have, for example, led to EU legislation in this area, the Digital Operational Resilience Act, applicable in all member states from January 17, 2025. If SEK fails to comply with these and other regulations and reporting requirements, SEK may be subject to significant regulatory fines, which may also damage SEK’s reputation. In addition, the increased regulatory burden has led to increased technology and compliance costs for SEK.

A resurgence of the COVID-19 pandemic or similar or new viruses could have an adverse effect on SEK’s business and operations.

While production and supply have largely been restored globally after the COVID-19 pandemic there is still a risk for a spread of new mutations of the virus or similar or new viruses. A resurgence of COVID-19 could have a material negative affect on economic growth and business operations across the global economy and it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein. Such weakening of the economy could have a material adverse impact on the performance or operations of financial markets and counterparties to SEK and consequently impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity. In addition, SEK’s own operations have been and could further be affected by high absence of staff and challenges due to remote working, which could amplify operational risks and limit operating capabilities. The impact that a resurgence of COVID-19, or an outbreak of another virus, could have on SEK’s operational and financial performance will depend on multiple unknown factors, including the timing, duration and spread of any future outbreaks, the length and timing of government restrictions and travel limitations, mitigating actions taken by governmental authorities in response to the outbreak as well as factors dependent on the effectiveness and timing of SEK’s mitigating actions. Even with governments, counterparties and SEK’s mitigating actions taken into account, the effect of an outbreak could have a material adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Financial risk

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Increased market volatility, illiquid market conditions and disruptions in the credit markets, such as those observed during the spring of 2020 at the beginning of the COVID-19 pandemic and, to a certain extent, in the spring of 2023 when several financial institutions in the United States and Europe faced significant financial difficulties, could make it difficult to value SEK’s assets and liabilities during certain periods. In particular, SEK is exposed to changes in the fair value of certain assets of liabilities due to unrealized gains and losses (e.g., in the form of changes in currency basis spread). Such changes in fair value could have a negative impact on SEK’s results as reported under IFRS.

Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of SEK’s assets or liabilities in future periods. Changes in asset prices can also lead to increased margin requirements for SEK’s derivative exposures. Furthermore, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at the time of sale and may be materially lower than such assets’ current fair value. Any of these factors could have an impact on the valuation of SEK’s assets and liabilities and may therefore have an adverse effect on SEK’s results of operations, financial condition and/or the ability of the Company to fulfill its debt obligations.

Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments to seek to manage interest rate-, currency-, credit-, basis- and other market-related risks. If any of the variety of instruments and strategies SEK uses to hedge exposure to various types of risk is not effective, SEK may incur losses, which may have an adverse effect on SEK’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC (over-the-counter) derivatives, i.e., derivative contracts that are not traded on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty were to default on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that SEK will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including potentially as a result of a resurgence of COVID-19 or variations thereof (including new strains or unforeseen new diseases or infections) may bring a challenge to the availability and effective hedging instruments or strategies. An inability to hedge any material risks could result in additional losses, which could have an adverse effect on SEK’s results of operations, financial condition and/or the ability of the Company to fulfill its debt obligations.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms may, have a negative impact on SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers of similar standing to obtain financing. Although SEK has been able to finance its operations successfully to date, factors outside of SEK’s control may have material adverse effects on SEK’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the global outbreak of COVID-19, for example, global markets became extremely turbulent and volatile during the spring of 2020 and SEK experienced an increase in costs of funding through the international capital markets (as did other issuers during the same period). A similar situation, although not as severe, occurred as a result of the significant financial difficulties that several financial institutions in the United States and Europe faced in the spring of 2023. In both periods, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but that might not be possible in the future. This could result in more expensive access to the capital markets, which could in turn, have a material adverse effect on SEK’s results of operations.

An additional key factor influencing the cost and availability of financing is SEK’s credit rating. Although notes issued by SEK under several of its securities programs, including its U.S.$ Medium Term Notes Program, have favorable credit ratings from various credit rating agencies currently, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, prudential measures as well as government support and SEK’s public policy role. Although SEK’s owner (the Swedish State) has reaffirmed continued support for SEK’s current public policy role, there is a risk that this stance could change in the future. Deterioration in any one of these factors or any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If SEK were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely have a material adverse effect on SEK’s profit margins and earnings, and harm its overall liquidity and business and its ability to fulfill its debt obligations.

Fluctuations in foreign currency exchange rates could harm SEK’s business.

As an international lending institution, SEK faces exposure to adverse movements in foreign currency exchange rates. The adequacy of SEK’s financial resources may be impacted by changes in currency exchange rates that affect the value, in Swedish currency, of SEK’s foreign currency obligations. SEK’s exposure to foreign currency exchange risk is caused primarily by fluctuations in the Swedish krona (“Skr”)/United States dollar (“USD”) exchange rate and the Skr/Euro exchange rate. Countries could undertake actions that could significantly impact the value of their currencies such as “quantitative easing” or “quantitative tightening” measures and potential withdrawals from common currencies and other currency control measures. Even though SEK carefully monitors and hedges its foreign currency exposures, changes in currency exchange rates adverse to SEK could harm SEK’s business, its profitability and its ability to repay its debts. SEK does not hedge its exposure towards currency exchange-rate effects related to unrealized changes in the fair value of its assets and liabilities, which could negatively affect SEK’s results of operations. Also, any strengthening of the Swedish krona against other currencies may reduce demand for the products sold overseas by SEK’s Swedish clients and thus reduce demand for its loans from end-purchasers of such products, or cause such clients to experience increased difficulty in repaying their loans to SEK. Such eventualities could have an adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Fluctuations in interest rates could have an adverse effect on SEK’s business and results of operations.

Interest rate changes can have a significant effect on SEK and its business and results of operations. Interest rates are highly sensitive to many factors beyond SEK’s control, including increased regulation of the financial sector, inflation, fiscal and monetary policies of governments and central banks and, domestic and international economic and political conditions, and can thus be volatile. For example, the monetary policy in Sweden and other countries has since 2022 abruptly changed due to rising inflation. Since April 2022, the Riksbank (Sweden’s central bank) has raised the policy rate from 0.00 percent to 4.00 percent as at January 31, 2024.

These actions affect interest rates, which in turn affects SEK’s interest income, the value of SEK’s financial instruments, the value of SEK’s loans and deposits and the volume of new loans, increase the likelihood of a more volatile Swedish krona exchange rate and impact SEK’s customers.

For example, fluctuations in interest rates could affect the interest earned on SEK’s lending portfolio and the interest paid on SEK’s borrowings, thereby affecting SEK’s net interest income, with the risk of reducing its growth rate and profitability. Furthermore, increases in interest rates may result in lower demand for new lending. As an example, investments by SEK’s customers have recently been postponed or cancelled as a result of updated investment estimates based on significantly higher interest rates. Changes in interest rates may also affect SEK’s customers’ ability to repay their loans, which could result in SEK having to record losses on such loans, which could have a material adverse effect on SEK’s results of operations, financial condition and prospects.

Sustainability risk

SEK is exposed to sustainability risks and environmental, social and governance factors that could negatively impact SEK’s financial performance.

Sustainability risks and environmental, social and governance (“ESG”) factors, such as climate change, human rights issues and financial crime, pose risks to SEK’s business, its customers’ and the wider society. If SEK fails to meet evolving regulatory expectations or requirements relating to these matters it could have regulatory compliance and reputational impacts.

SEK analyzes and considers sustainability and ESG risks in business targets and lending decisions. Increased attention to ESG matters, regulatory requirements and societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to costs related to compliance), impact SEK’s reputation or otherwise affect its business performance. SEK has, to date, and may in the future, continue to take certain actions, including further establishment of ESG-related goals or targets, to address ESG matters. There can be no assurances that SEK’s commitments will be achieved in the manner it currently intends, or at all, and any inability to satisfy such commitments or to meet societal expectations can result in negative impacts on SEK’s reputation or otherwise affect its business performance.

Climate change could expose SEK to financial risks either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate. Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, storms, sea level rise, coastal erosion and subsidence. These risks could result in significant damage to SEK’s customers’ property or businesses or have a material impact on SEK’s customers’ business models, which in turn could negatively affect SEK’s customers’ financial position or solvency. Transition risks arise from the process of adjustment towards a low-carbon economy. SEK may face significant and rapid developments in stakeholder expectations, policy, law, and regulation which could impact the lending activities SEK undertakes, as well as the risks associated with its lending portfolio, and the value of SEK’s financial assets. Reputational risk could arise from a failure to meet changing societal, investor or regulatory demands.

Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt SEK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis may have a material and adverse impact on SEK’s reputation, business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

SEK grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant amount of SEK’s loans are guaranteed by the EKN and other government export credit agencies within the OECD, 63 percent as of December 31, 2023, SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the SEK’s net income and have a material adverse effect on the SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

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

Furthermore, changes to the current system of supervision and regulation, or any failure to comply with applicable rules (and particularly those applicable in Sweden), could materially and adversely affect SEK’s authorization to operate, its business, its financial condition or results of operation and/or the ability of the Company to fulfill its debt obligations. For example, as a result of legislative changes in 2017, the Swedish FSA required most financial institutions in Sweden, including SEK, to pay a higher resolution fee to the resolution fund to support the recovery of credit institutions, which adversely affected SEK’s results of operations.

On June 20, 2023, the Swedish National Debt Office communicated its decision that it does not consider there to be grounds for managing SEK through resolution. The decision implies that SEK does not have to issue senior non-preferred bonds (for which the interest rate may be considerably higher than on senior preferred bonds) to meet the MREL requirement. The Swedish National Debt Office reviews the above position of SEK on an annual basis, so it may be subject to change in the future. If the Swedish National Debt Office were to change its position in relation to SEK so that SEK again will have to meet the MREL requirement by issuing senior non-preferred bonds, SEK’s ability to obtain financing may be reduced or impeded, the cost of funding may increase for SEK or SEK’s ability to fulfill its obligations may be impaired.

A further example of such regulation that has had, and could continue to have, an impact on SEK’s results of operations is the Basel Framework. In December 2017, the Basel Committee introduced final revisions to the Basel III capital framework to reduce the variability of risk-weighted assets within the banking system. In 2019, additional revisions were made by the Basel Committee to the CVA framework. In October 2021, the EU published proposals to CRR and CRD (CRR III and CRD VI), with the purpose to implement the Basel revisions into EU law. The EU proposal follows the defined requirements of the Basel standards, and while SEK expects a net positive impact of the new requirements on the Company’s risk exposure amount, uncertainty remains until the new regulations have been finalized. Under the EU proposal, the CRD VI needs to be implemented into Swedish national legislation prior to January 1, 2025 before the new requirements become applicable for SEK, while the CRR III will become applicable for SEK as of January 1, 2025.

In addition, laws and regulations relating to financial crime, including in relation to anti-money laundering, counter-terrorism, anti-bribery and corruption and sanctions, in the locations where SEK operates, have become, and may continue to become, increasingly complex and detailed. For example, the war between Russia and Ukraine has led to severe financial and economic sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other UN member states and jurisdictions against Russia, Belarus and certain regions in Ukraine and there is a risk that additional sanctions or restrictions will be implemented. Such sanctions and other measures, may result in increased costs and regulatory burden for SEK and have an impact on SEK’s borrowing business due to even more limited business opportunities in the relevant regions or early termination of loan agreements. The increasing complexity of financial crime regulation also pose a significant challenge to SEK, involving overlapping requirements between different local legislation, which could have adverse reputational and regulatory consequences for SEK in case of, for example, misinterpretation of such legislation, and also lead to increased operational and compliance costs as a result of, for example, SEK having to seek legal advice from local legal advisors.

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

295 Madison Avenue

Floor 40

New York, NY 10017

Tel. No.: (212) 486-1441

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

SEK extends loans on commercial terms at prevailing fixed or floating market interest rates as well as loans on State-supported terms at fixed interest rates that may be lower than prevailing fixed market rates in the CIRR-system. The compensation from the CIRR-system to SEK is recorded as a part of interest income in the Consolidated Statement of Comprehensive Income. See Note 1(e) to the Consolidated Financial Statements. Because Sweden is a member of the OECD, the CIRR-system is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “Export Credit Guidelines”).

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

2023

●	For the full-year, SEK recorded record high net interest income, Skr 2,895 million (2022: Skr 2,179 million). During the year, a high new lending rate, rising interest rates in Swedish kronor and a weaker Swedish krona contributed to higher interest income.
●	The new lending volume in 2023 was Skr 80 billion (2022: Skr 133 billion), which is higher than the historical average. New lending to Swedish exporters was Skr 29.8 billion in 2023 (2022: Skr 50.3 billion), and new lending to exporters’ customers amounted to Skr 50.4 billion in 2023 (2022: Skr 82.9 billion). The continued high interest rates during most of the year together with the likely ongoing recession in the global economy contributed to lower demand for export credits. This is because some investments have been postponed and others were cancelled as a result of updated investment estimates based on significantly higher interest rates.
●	In 2023, the provisions for expected credit losses were high and totaled Skr 585 million. These provisions mainly pertained to three individual exposures.
●	There is a global need for investments in order to reach the reduced carbon emissions goals contained in the Paris Agreement on climate change. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. The share of sustainability classified lending posted a positive trend over the year and increased from 12.0 to 15.7 percent, which was in line with SEK’s strategy.
●	SEK’s is focused on increasing the customer portfolio and offering more companies access to Sweden’s export credit system. The number of customers increased 3 percent during the year compared to year-end 2022.
●	SEK’s green lending portfolio totaled 11.0 percent of the total lending portfolio at the end of 2023 (2022: Skr 9.5 percent).
●	SEK had a credit facility with the Swedish National Debt Office of up to Skr 175 billion in 2023. In December 2023, the credit facility was reduced to Skr 125 billion through the end of 2024 by the Swedish Government, of which Skr 10 billion can be used for commercial export financing. SEK had not utilized the credit facility by December 31, 2023.
●	The Board of Directors of SEK (the “Board”) has resolved to propose the payment of a dividend of 20 percent of the year’s profit at the Annual General Meeting, corresponding to Skr 248 million (2022: -), which is in line with the Company’s dividend policy of 20-40 percent.

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

The following table summarizes SEK’s loans outstanding and debt outstanding as of December 31, 2023 and 2022:

	Year ended December 31,
Skr mn	2023	2022	Changes in percent
Total loans outstanding(A)	283,303	273,448	4%
of which CIRR-system	101,361	94,241	8%
Total debt outstanding	317,736	326,270	-3%
of which CIRR-system	105,642	103,336	2%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

Lending Operations – General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2023:

	Year ended December 31,
Skr mn	2023	2022	Changes in percent
Offers of long-term loans accepted	80,159	133,181	-40%
Total loan disbursements	-85,421	-103,924	-18%
Total loan repayments	71,586	85,227	-16%
Total net increase/ (decrease) in loans outstanding	9,855	36,224	-73%
Loans outstanding	283,303	273,448	4%
Loan commitments outstanding but undisbursed(A)	54,975	75,369	-27%
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

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2023	2022	2021	2020	2019
Lending to exporters’ customers	148,389	145,049	127,943	111,628	121,165
of which CIRR-system	101,361	94,241	87,872	69,163	76,120

Lending to Swedish exporters	134,914	128,399	109,281	120,050	96,429
of which CIRR-system	—	—	—	—	—
Total	283,303	273,448	237,224	231,678	217,594
of which CIRR-system	101,361	94,241	87,872	69,163	76,120

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

The credit risk exposure policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure. SEK relies largely on guarantees in its lending. For additional information on SEK’s approach to risk, see Note 26 and Note 30 to the Consolidated Financial Statements.

SEK has limited exposure to loans that the Company would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt, other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements.

CIRR-system

SEK treats the CIRR-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the CIRR-system are reimbursed by (or paid to) the Swedish State, any loan losses that may be incurred under such programs are not reimbursed by the Swedish State. Accordingly, SEK must obtain appropriate credit support for those loans as well. All of the lending under the CIRR-system is reported on SEK’s Consolidated Statement of Financial Position. SEK has consequently presented the financial results of the CIRR-system in the Consolidated Statement of Comprehensive Income as the gross amounts collected and paid in accordance with the agreement with the Swedish State. See Note 1 to the Consolidated Financial Statements for further details. In general, loans under the program are guaranteed by EKN. All such loans granted by SEK must also undergo SEK’s customary approval process.

Pursuant to an owner instruction adopted by the sole shareholder, the Swedish State, at the Annual General Meeting in March 2022, the difference between interest income related to lending and liquid assets under the CIRR-system on the one hand, and interest expenses related to borrowing, all other financing costs and any net foreign exchange losses incurred by SEK under the CIRR-system, on the other hand, are reimbursed by (or paid to) the Swedish State.

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

SEK’s credit underwriting policies and requirements are similar regardless of loan type and pertain equally to the CIRR-system. Most of SEK’s loans are guaranteed by export credit agencies or banks, or by credit guarantees or credit default swaps issued by insurance companies, banks or other financial institutions.

SEK’s initial loan offer and subsequent commitment set forth the maximum principal amount of the loan, the currency in which the loan will be denominated, and the repayment and disbursement schedule.

For more information, see the table under the heading “Outstanding loans as per product type” under Note 11 to the Consolidated Financial Statements.

Interest Rates

Outside the CIRR-system, export financing is extended at prevailing market rates of interest. The Group normally makes loan offers at a quoted interest rate that is subject to change prior to acceptance of the loan offer (a non-binding offer). When a borrower accepts a non-binding loan offer, the interest rate is normally set at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises. Binding offers can also be provided and are offers with a higher degree of commitment to the customer regarding disbursement of the loan than non-binding offers, regardless of whether the interest rate is fixed or not.

Because Sweden is a member of the OECD, the CIRR-system is designed to comply with the Export Credit Guidelines, which establish minimum interest rates, required down payments and maximum amortization periods for government-supported export loan programs.

SEK offers CIRR-loans established by the OECD in accordance with the Export Credit Guidelines. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The Export Credit Guidelines stipulate that loan offers may remain valid for a period of not more than 120 days. EU rules and Swedish regulations state that the commercial contract relating to the loan offer must be signed within that 120-day period. Thereafter, the CIRR rate can be locked in for a maximum period of twelve months in order for the loan agreement to be finalized. A commitment fee is charged by SEK for CIRR loans in accordance with the OECD consensus rules. SEK receives compensation from the Swedish State in the form of an administrative fee of 0.25 percent per annum, which is calculated based on the loan amount outstanding. The arranging or agent-bank, generally a commercial bank, receives compensation in the amount of 0.25 percent per annum, based on the loan amount outstanding, to cover its costs for arranging and managing loans.

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

The aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules. The Swedish State reimburses SEK through the CIRR-system for the costs incurred as a result of SEK’s participation in the Concessionary Credit Program as well as any costs for CIRR financing.

Guarantees and Credit Default Swaps

SEK relies largely on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States, the Exports Credits Guarantee Department of the United Kingdom, Compagnie Française d’Assurance pour le Commerce Extérieur of France and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the CIRR-system are guaranteed by the EKN.

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2023	2022
Government export credit agencies	168.0	189.0
of which covered corporate exposures	89.6	108.1
of which covered exposures to financial institutions	6.7	6.7
of which covered exposures to regional governments	1.2	1.5
of which covered sovereign exposures	70.5	72.7

As of December 31, 2023, government export credit agencies guaranteed 40.7 percent (2022: 43.1 percent) of SEK’s total credit exposures.

If a guarantee or credit default swap is entered into for risk-mitigating purposes, the instrument protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in some cases interest) if the issuer of the guarantee or credit default swap is financially sound. The protected amount is ordinarily 75–100 percent of the principal amount. Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies.

For information regarding SEK’s gross and net credit exposures to counterparties, broken down by geography and type of counterparty (considering applicable guarantees but not collateral), see Note 26 to the Consolidated Financial Statements.

Loan Maturities

SEK’s historical role (and one that continues today) has been in the provision of long-term financing to promote the Swedish export industry. Since many of the projects the export industry engages in are long-term projects, both regarding disbursement periods and repayment periods, SEK’s loans often have longer terms than those of loan products offered by commercial banks. However, SEK also meets its customers’ needs by providing short-term financing when required. Consequently, SEK’s loan maturities range from very short-term loans (with terms of three to six months) to loans for as long as 20–30 years. Under the CIRR-system, loan maturities generally range from one year up to 20–30 years. Loan maturities under the CIRR-system are regulated in the Export Credit Guidelines.

Currency

SEK extends loans in different currencies, depending on the needs of its borrowers. Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (considering the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems sufficient. The Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective loans. Accordingly, the Group may decide not to hedge loan commitments due to movements in interest rate risk until sometime after they are made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Board. SEK’s policies are described in Note 30 to the Consolidated Financial Statements.

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2023.

	Percentage of loan offers accepted
Currency in which loan is denominated	2023	2022
Swedish kronor	36%	36%
Euro	23%	20%
U.S. dollar	34%	39%
Other	7%	5%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 30 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2023 and December 31, 2022. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2023	2022
Loan credit exposure to Swedish State guarantees via EKN(A)	43%	42%
Loan credit exposure to Swedish State guarantees via National Debt Office	1%	—
Loan credit exposure to Swedish credit institutions(B)	2%	2%
Loan credit exposure to foreign bank groups or governments(C)	4%	6%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	31%	33%
Loan credit exposure to municipalities	1%	1%
Loan credit exposure to other foreign counterparties, primarily corporations	18%	16%
Total	100%	100%

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

(B) At December 31, 2023, loans in this category amounting to approximately 34 percent (2022: 26 percent) of the total loans in this category represented loans to the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 66 percent (2022: 74 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2023, loans in this category consisted principally of obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2023, approximately 29 percent (2022: 31 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “Lending Operations—General” for information on the geographical distribution of borrowers, see also Note 26 to the Consolidated Financial Statements.

Swedish Government Supervision

Supervisory Authorities

SEK operates as a credit market institution within the meaning of the Swedish Banking and Financing Business Act (2004:297). As such, it is subject to supervision and regulation by Finansinspektionen (the “Swedish FSA”), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Swedish Banking and Financing Business Act, including the regulations linked to it, and such institutions’ corporate charters. This supervision with respect to the Group’s minimum capital and liquidity requirements covers the Parent Company but not the Subsidiary because the Subsidiary is not classified as a credit market institution. Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, quarterly, semi-annual and annual basis and may conduct periodic inspections or information requests. The Swedish FSA has also classified SEK as a level 2 institute in accordance with the EU Supervisory Review and Evaluation Process (SREP). As such, the Swedish FSA also carries out the SREP, which entails a more detailed review and evaluation of SEK’s governance, risk management, internal control as well as capital and liquidity planning, typically every second year. The Swedish FSA may also (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

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

(ii) Pillar 2 pertains to national supervisory authorities’ evaluation of risks and describes requirements for institutions’ processes for risk and capital management. It also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP) also takes qualitative risks into account. SEK annually assesses the development of its future capital and liquidity requirements and available capital primarily in connection with the update of its three-year business plan. Furthermore, each quarter, the Swedish FSA publishes the result of its assessments on the capital adequacy reflecting additional requirements for risks not covered by the Pillar 1 for the ten largest financial institutions in Sweden, including SEK. This publication covers additional estimates of concentration risk, market risk and pension risk. Moreover, it reflects the ICAAP, where the additional risks are included and evaluated annually.

(iii) Pillar 3 concerns and places requirements on transparency and comparability and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. Under CRR II (discussed below), the EU introduced formal revision to the disclosure framework with extended scope, application and frequency of Pillar 3 disclosures for large and listed institutions. The revised Pillar 3 framework indicates which disclosures are required from institutions, on the basis of their size, complexity and of whether they are listed or non-listed institutions. As SEK meets the criteria for large and listed institutions since 2021 new quarterly, semi-annual and annual disclosure requirements are applicable to it. The 2023 Pillar 3 is available at www.sek.se.

New regulations in force during 2023

The Swedish FSA is obliged to communicate to banks what it considers a suitable level for each bank’s own funds in order, for example, to cover risks and manage future stressed scenarios. If the Swedish FSA determines that a bank needs more capital, the Swedish FSA communicates this to the bank via a Pillar 2 guidance. During the spring of 2021, the Swedish FSA decided on a method for determining the size of the Pillar 2 guidance. The method includes a sensitivity-based stress test that estimates how much a bank’s capital ratio would be impacted when applying a number of assumptions and methodology choices. For each bank, the Swedish FSA will assess risk-based guidance expressed as a percentage of the risk-weighted assets and leverage ratio guidance expressed as a percentage of the leverage ratio exposure amount. Since the end of May 2023 a number of minor amendments to the method for determining the size of the Pillar 2 guidance have been implemented. The updated method contains in part new intervals for both the risk-based guidance and the leverage ratio guidance as well as an upper limit on how much the outcome of the sensitivity-based stress test can contribute to the final guidance. In addition, the descriptions of the process itself and parts of the stress test approach have been updated.

Upcoming regulations

In October 2021, the EU Commission published a proposal on how the final phases of Basel IV reforms shall be implemented in the EU. The proposal covers changes to both CRR through a new regulation (the “CRR III Regulation”) and CRD through a new directive (the “CRD VI Directive”), with the CRR III Regulation expected to apply from January 1, 2025 and the deadline for the transposition of the CRD VI Directive by member states expected to be mid-2025. The proposed CRR III Regulation and CRD VI Directive largely follow the standards set out by the Basel Committee, and introduce a new output floor for internal models for market risk and credit risk, revised standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches for credit risk and changes in leverage ratio requirements. The output floor, which is designed to ensure that banks’ capital requirements calculated under internal models-based approaches may not fall below 72.5% of the capital requirements calculated under the standardized approaches, will be phased in incrementally over five years, beginning with 50% January 1, 2025 before becoming fully effective with 72.5% on January 1, 2030.

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

			Total capital
	Minimum Capital		Requirement including		SEK Capital
	Requirement[1]		Buffers Requirement[2]		Ratios
	2023	2022	2023	2022	2023	2022
Common Equity Tier 1	4.5%	4.5%	12.1%	11.4%	21.3%	20.6%
Tier 1	6.0%	6.0%	14.3%	13.6%	21.3%	20.6%
Total capital	8.0%	8.0%	17.2%	16.5%	21.3%	20.6%

1 Under Pillar 1.

2 Under Pillar 1 and Pillar 2 including Buffer requirements.

In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. The countercyclical buffer rate that is applied to exposures located in Sweden is currently 2 percent. SEK is also expected to cover the supplementary capital requirements estimated under Pillar 2, which in practice constitutes an extension of the minimum capital requirement for financial institutions in Sweden, covering additional risks not included in the Pillar 1 minimum requirements. Beginning in September 2021 an individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount was introduced, according to the decision from the latest Swedish FSA SREP.

Furthermore, SEK started from the same date to hold additional capital of 1.5 percent of the total risk-weighted exposure amount in accordance with Pillar 2 guidance. The Pillar 2 guidance is not a binding requirement. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under Pillar 1 and the supplementary capital requirements under Pillar 2.

The main contributing factor for the increase in SEK’s capital ratios as of December 31, 2023 compared with year-end 2022 was increased own funds. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

The CRR also imposes restrictions on large exposures, which limit a bank’s concentration of credit risks. According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients that accounts for at least 10 percent of an institution’s Tier 1 capital, which effectively for SEK is the total of own funds.

As percentage of	2023	2022
Large exposures as percentage of the own funds	156.4%	235.6%

The aggregate amount of SEK’s large exposures as of December 31, 2023 consisted of exposures to 13 different counterparties, or counterparty groups.

In order to monitor large exposures, SEK has defined internal limits for large exposures, which are monitored daily, along with other limits.

Minimum requirement for own funds and eligible liabilities

The Swedish National Debt Office decides on plans for how Swedish banks and other financial institutions are to be managed in a crisis situation. The Swedish National Debt Office, in its role as the Swedish resolution authority, makes an annual assessment of which banks and financial institutions are systemically important, on the basis of their significance for the financial system as a whole. Resolution applies only for systemically important banks or other financial institutions.

The Swedish National Debt Office decided on a new resolution plan and updated the minimum requirement for own funds and eligible liabilities (MREL) for SEK in 2023. The Swedish National Debt Office determined that it does not consider there to be grounds for managing SEK through resolution. While SEK will continue to have MREL requirements, it is to be limited to a loss absorption amount (currently expected to be the sum of SEK’s Pillar 1 and Pillar 2 requirements). The decision entails a change to the Swedish National Debt Office’s previous assessment and is the result of an in-depth review of how SEK should be managed in the event of a crisis. The Swedish National Debt Office reviews the above position of SEK on an annual basis, so it may be subject to change in the future.

C.   Organizational Structure

No major changes have been made to the organizational structure of SEK during 2023. The current CEO was appointed in 2021 and the executive management team consist of 11 members. The functions represented in the executive management team are: the independent risk control function, the compliance function, the CFO function, the CRM function, the International Financing function, the Sustainability function, the Credit function, the Legal function, the Strategy, business development and communications function, the CIO function and the HR function.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control function and a compliance function which operate independently of the business areas. See also Note 30 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company from the beginning of 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment was transferred to another external party, Deloitte, and they maintained the assignment during 2023. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations. The Executive Committee has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

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

For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2022 and 2021, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2022 filed with the SEC on February 28, 2023.

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

Overview of 2023

Net interest income increased 33 percent year-on-year, resulting in the highest net interest income in the Company’s history. SEK has actively worked to streamline the efficiency of its operations and, despite inflation being high, our operating expenses remained unchanged year-on-year. In 2023, the provisions for expected credit losses were high and totaled Skr 585 million. These provisions mainly pertained to three individual exposures. The credit quality of our portfolio is generally good. SEK’s net profit for 2023 amounted to Skr 1,244 million, an increase of 7 percent year-on-year.

Return on equity totaled 5.6 percent for 2023, which means that we achieved our profitability target for the year of 5 percent, largely thanks to our strong underlying net interest income. Our long-term strategy to grow our customer base has been successful in that it has enabled a higher and more stable income base for us while also providing access to the Swedish export credit system to more companies.

SEK achieved new lending of Skr 80 billion for the full year, an increase compared to the historical average. The share of sustainability classified lending posted a positive trend over the year and increased from 12.0 to 15.7 percent, which was in line with our strategy.

In the fourth quarter of 2023, interest rates remained high in the Swedish economy, while inflation slowed. The period of policy rate hikes is possibly over and we are more likely entering a period of stabilization or lowered interest rates, which should be positive for the economy. The Swedish krona remains weak, but showed some signs of recovery at the end of the year. SEK’s latest Export Credit Trends Survey, published in December 2023, revealed that many Swedish exporters do not view a weak krona as entirely positive. A somewhat stronger krona could benefit Swedish exports, as it would lead to lower costs for input goods that are often imported.

We are entering a new year dominated by considerable uncertainty. Russia’s war in Ukraine shows no signs of ending and the armed conflict between Israel and Hamas has now been ongoing for over three months, with the risk of spreading to other countries. The Houthi militia’s attacks on commercial ships in the Red Sea are having a negative effect on trade flows. We are in an economic downturn, which further contributes to the uncertainty.

Operations

Despite uncertainty dominating the business environment, which slowed down the pace of investments, SEK posted high new lending of Skr 80 billion for the full year 2023. SEK’s new lending volumes for project financing amounted to Skr 8 billion, which is historically high. While new lending to Swedish exporters was high during the year, demand for loans under the state supported CIRR-system was low.

The high interest rates during most of the year together with the likely ongoing recession in the global economy contributed to lower demand for export credits. This is because some investments have been postponed and others were cancelled as a result of updated investment estimates based on significantly higher interest rates. The weak krona has also resulted in higher costs for input goods, further slowing the pace for investments by SEK’s customers.

SEK’s strategy entails supporting customers with their climate transition. Sustainability classified lending increased during 2023 from 12.0 to 15.7 percent of the total lending portfolio, primarily due to increased demand for green project financing.

As part of SEK’s business strategy to lengthen the duration of the Company’s borrowing, SEK extended the tenors of borrowing outstanding in EUR and USD by issuing bonds with seven-year maturities during the year. In the fourth quarter, SEK also extended the tenor outstanding in AUD by issuing a seven-year fixed-rate bond denominated in AUD in the amount of 500 million.

In 2023, SEK had greater borrowing needs than traditionally as a result of the Company’s strong lending portfolio growth in recent years. Even though global financial markets have been volatile throughout the year, SEK has successfully managed to complete its planned borrowing transactions. In 2023, SEK raised borrowings of Skr 126 billion with maturities of more than one year compared to Skr 88 billion in 2022.

Assets and Business Volume

	As of December 31,
			Changes in
Skr bn	2023	2022	percent
Total Assets	365.9	375.5	-3%
Liquidity Investments	56.6	76.3	-26%
Loans outstanding and disbursed	283.3	273.4	4%
Percentage in the CIRR-system	36%	34%

Total assets decreased by 3 percent compared to the end of 2022. A decreased volume of liquidity investments drove the decrease in the Company’s assets.

New lending (offers accepted)

	As of December 31,
Skr billion	2023	2022
Lending to Swedish exporters (A)	29.8	50.3
of which CIRR-system	—	—
Lending to exporters’ customers (B)	50.4	82.9
of which CIRR-system	5.5	29.5
Total	80.2	133.2

(A) Of which Skr 1.2 billion (year-end 2022: Skr 6.2 billion) had not been disbursed at period end.

(B) Of which Skr 9.5 billion (year-end 2022: Skr 28.6 billion) had not been disbursed at period end.

The decrease in lending compared with the previous year is attributable to the extraordinarily high levels of new lending in 2022. SEK achieved new lending of Skr 80 billion for the full year 2023, which is an increase compared to the historical average. While new lending to Swedish exporters was high during the year, demand for loans under the state supported CIRR-system was low.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2023	2022
Volume of binding offers outstanding	—	—
CIRR loans as percentage of volume of binding offers outstanding	—	—

Commitments of undisbursed loans amounted to Skr 55.0 billion in 2023 (year-end 2022: Skr 75.4 billion).

Counterparty Risk Exposures

Credit exposures have increased to central governments and corporates, which is mainly due to new lending in the form of larger export credits that are guaranteed by EKN as well as increased lending to Swedish exporters.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2023	2022
Central governments	205.9	227.3
Regional governments	12.6	23.3
Multilateral development banks	5.0	6.5
Public sector entity	—	2.1
Financial institutions	33.3	33.6
Corporates	156.4	145.4
Total counterparty exposure	413.2	438.2

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

Results of Operations

Net interest income

Skr bn, average	2023	2022	%
Total loans	278.4	255.3	9%
Liquidity investments	66.4	72.1	-8%
Interest-bearing assets	355.7	338.0	5%
Interest-bearing liabilities	322.0	310.6	4%

Net interest income amounted to Skr 2,895 million (2022: Skr 2,179 million), representing an increase of 33 percent compared to the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income.

Commission earned and commission incurred

Commission earned and commission incurred amounted to Skr -51 million (2022: Skr -31 million). Commission earned amounted to Skr 2 million (2022: Skr 3 million). Commission incurred amounted to Skr -53 million (2022: Skr -34 million).

Net results of financial transactions

Net results of financial transactions amounted to Skr 21 million (2022: Skr 69 million), of which Skr 9 million was attributable to prepayments of loan.

Operating expenses

Skr mn	2023	2022	%
Personnel expenses	-402	-402	0%
of which provision to the EIS	—	-7
Other administrative expenses	-222	-216	3%
Depreciation and impairment of non-financial assets	-88	-94	-6%
Total Operating expenses	-712	-712	0%

Operating expenses amounted to Skr -712 million (2022: Skr -712 million), unchanged compared to the previous year. Personnel expenses remained unchanged while other administrative expenses increased and depreciation and impairment of non-financial assets decreased. No provision was made for the individual variable remuneration program (2022: Skr 7 million).

Depreciation and impairment of non-financial assets

Depreciation and impairment of non-financial assets amounted to Skr -88 million (2022: Skr -94 million), which was a decrease of 6 percent compared to the previous year.

Net credit losses

Net credit losses amounted to Skr -585 million (2022: Skr -34 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 3.

Loss allowances as of December 31, 2023, amounted to Skr -795 million compared to Skr -223 million as of December 31, 2022, of which exposures in stage 3 amounted to Skr -567 million (year-end 2022: Skr -70 million). During the second quarter, two exposures linked to the same project were moved to stage 3 and the provision for these exposures amounted to Skr -236 million. During the fourth quarter, one additional exposure was moved to stage 3 and the provision for that exposure amounted to Skr -294 million. The provision ratio amounted to 0.23 percent (year-end 2022: 0.06 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment.

Taxes

Tax costs amounted to Skr -324 million (2022: Skr -305 million), of which Skr -323 million (2022: Skr -304 million) consisted of current tax and Skr -1 million (2022: Skr -1 million) consisted of deferred tax. The effective tax rate amounted to 20.7 percent (2022: 20.7 percent), compared to the nominal tax rate for 2023 of 20.6 percent (2022: 20.6 percent).

Operating and net profit

Operating profit amounted to Skr 1,568 million (2022: Skr 1,471 million). Net profit amounted to Skr 1,244 million (2022: Skr 1,166 million). The increase in net profit compared to the previous year was primarily the result of higher net interest income while higher net credit losses reduced the difference between the years.

Other comprehensive income

Skr mn	2023	2022
Items to be reclassified to operating profit	63	-122
of which derivatives in cash flow hedges	63	-122
Items not to be reclassified to operating profit	-29	142
of which own credit risk	-23	99
of which revaluation of defined benefit plans	-6	43
Other comprehensive income before tax	34	20

Other comprehensive income before tax amounted to Skr 34 million (2022: Skr 20 million). The result is mainly explained by unrealized gains incurred from derivatives in cash flow hedging with approaching maturities, offset by a negative result related to changes in own credit risk due to decreased credit spreads.

B.    Liquidity and Capital Resources

SEK’s policy for liquidity and borrowing risk requires that for all loans outstanding as well as agreed but undisbursed loans, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 175 billion with the Swedish National Debt Office, as available borrowing. In December 2023, the credit facility was reduced to Skr 125 billion through the end of 2024 by the Swedish Government, of which Skr 10 billion can be used for commercial export financing. SEK continues to have a high level of liquid assets and a low borrowing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. As of December 31, 2023, SEK had 6 months of available funds to meet potential disbursements under new lending agreements, as compared to 3 months as of December 31, 2022. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 30 to the Consolidated Financial Statements.

Borrowing

Skr bn	2023	2022
New borrowing	126.2	88.5
Repurchase of own debt	0.4	2.8
Early redemption of borrowing	11.8	6.1

In 2023, SEK had greater borrowing needs than traditionally as a result of the Company’s strong lending portfolio growth in recent years. Even though global financial markets have been volatile throughout the year, SEK has successfully managed to complete its planned borrowing transactions. In 2023, SEK raised borrowings of Skr 126 billion with maturities of more than one year compared to Skr 88 billion in 2022.

SEK’s borrowing over the course of the year took place in multiple different currencies across a number of different geographic markets. Europe (other than the Nordic countries) and North America were the largest borrowing markets in 2023.

The Group has adequate resources to continue for a period of at least 12 months from the date of approval of the financial statements.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Skr million	2024	2025	2026	2027	2028	Thereafter	Total
Senior debt
of which fixed-rate	70,620	65,969	58,013	20,016	27,940	28,167	270,725
of which variable-rate	3,265	1,518	16,811	1,290	—	—	22,884
of which formula-based	8,353	1,401	1,464	144	851	11,914	24,127

Subordinated debt
of which fixed rate	—	—	—	—	—	—	—
of which variable rate	—	—	—	—	—	—	—
Total debt	82,238	68,888	76,288	21,450	28,791	40,081	317,736

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr million	2023	2022
Fixed-rate(A)	270,725	261,067
Variable-rate(A)	22,884	29,264
Formula-based(A)	24,127	35,939
of which interest rate-linked	14,865	16,912
of which currency-linked	5,521	7,864
of which equity-linked	3,594	10,797
of which commodity-linked	147	366
Total senior debt	317,736	326,270

(A) As of December 31, 2023 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent (2022: 0 percent to 10 percent) per annum respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

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

The outstanding volume of debt with remaining maturities of one year or less decreased during 2023. At December 31, 2023, outstanding debt with remaining maturities of one year or less amounted to Skr 82 billion, compared with Skr 139 billion at December 31, 2022.

C.    Research and Development, Patents and Licenses

In the ordinary course of business, the Group develops new products and services across each of its business lines.

D.    Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Material factors for 2023 are presented below:

●	Major events took place in the business environment in 2023 that impacted SEK and its clients. For example, Russia’s continued war in Ukraine, high inflation, elevated interest rates, supply chain disruptions, the armed conflict between Israel and Hamas, developments in the Red Sea with impact on international trade routes, reduced purchasing power and considerable financial uncertainty were all factors that contributed to a highly uncertain business environment. A weak Swedish krona, especially against USD and EUR, and inflation further increased economic uncertainty even if it provided increased traction to Swedish exports. The geopolitical and macroeconomic factors driving the current business environment impacted companies’ risks and opportunities and, in turn also SEK and the demand for SEK’s offerings.
●	In many countries, transitional work is in progress to adjust to a sustainable future based on the United Nation’s 17 Sustainable Development Goals (SDGs). Investments are being directed to the development of new technology, sustainable infrastructure, and renewable energy solutions. Swedish companies have often been at the forefront of the development of sustainable solutions. A green technology shift is thereby creating opportunities for Swedish companies to export and contribute to the transition outside of Sweden’s borders. The climate transition requires capital and the investment horizon is often very long. SEK is one of the players contributing with financing to investments both in Sweden and internationally where product offerings from Swedish companies form part of the solution. There is a significant need for transition in sectors such as transportation and energy, sustainable urban development, and fossil-free energy production. Over the course of the year, SEK increased its focus on financing this transition in Sweden and internationally.
●	During 2023, SEK has continued its work together with other export promotion agencies on the Swedish government’s Team Sweden initiative to support and promote Swedish exports and the Swedish export credit system.
●	At year-end 2023, lending that was sustainability classified, as per SEK’s definition, amounted to Skr 44.6 billion (2022: Skr 32.6 billion).

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

A.	Directors and Senior Management

Board of Directors and Executive Officers

Name	Age	Position
Lennart Jacobsen	57	Chairman of the Board and Director
Håkan Berg	68	Director
Anna Brandt	62	Director
Paula da Silva	63	Director
Reinhold Geijer	70	Director
Hanna Lagercrantz	53	Director
Katarina Ljungqvist	58	Director
Eva Nilsagård	59	Director
Magnus Montan	51	Chief Executive Officer
Karl Johan Bernerfalk	51	General Counsel, Head of Legal and Procurement
Pontus Davidsson	53	Head of International Finance
Stefan Friberg	55	Chief Financial Officer
Theresa Hamilton Burman	61	Chief Credit Officer
Jens Hedar	49	Head of Client Relationship Management
Jan Hoppe	43	Chief Risk Officer
Jenny Lilja Lagercrantz	51	Head of Human Resources
Tomas Nygård	54	Chief Information Officer
Susanna Rystedt	59	Head of Strategy, Business Development and Communication
Maria Simonson	49	Head of Sustainability
Anna-Lena Söderlund	63	Head of Compliance

A1.    The Board

Mr. Jacobsen was appointed director in March 2021, and Chairman of the board of directors in March 2022. He is currently Chairman of the board of directors at Playground Group AB. He is also a member of the board of directors of Swedbank Robur Fonder AB and Oryx Holding AB. He has previously served as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking at Nordea Bank AB and CEO Nordics of GE Capital Global Banking AB.

Mr. Berg was appointed director in March 2022. He currently serves as a board member of ICA Banken AB and AK Nordic AB and is the founder and Chairman of the board of directors of Montaro AB. He has previously served as Chairman of the board of directors of Lexly AB and as a member of Swedbank’s Group Executive Committee. He has also held the positions of Head of Stockholm Region, Deputy of Retail Banking, Head of Baltic Banking, Chief Audit Executive and Group Chief Risk Officer at Swedbank.

Ms. Brandt was appointed director in November 2017. She is currently Deputy Director General, Head of the Department for Export and Investment Promotion and Sustainable Business at the Ministry for Foreign Affairs. She has previously served as Executive Director and board member of the World Bank, European Bank for Reconstruction and Development (EBRD), and European Investment Bank (EIB), ambassador for Agenda 2030 at Sweden’s Ministry for Foreign Affairs and as Sweden’s ambassador in Nairobi, Kenya and in Dublin, Ireland and ambassador and permanent representative of Sweden to the OECD and Unesco in Paris.

Ms. da Silva was appointed director in March 2022. She is currently the CEO for P27 Nordic Payments Platform AB. She has previously served as CEO for SEB Strategic Investments, as Global Head of Transaction Banking at Skandinaviska Enskilda Banken (“SEB”) and has also held several leading positions for SEB in Latin America and the United States.

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

Ms. Ljungqvist was appointed director in March 2022. She is currently the CEO of Kommuninvest AB. She is currently also a member of the board of directors of Hufvudstaden AB and of Svenska Mässan Stiftelse and a member of Svenska Mässans Stiftelse’s Supervisory Council. She has previously worked as Head of the division Handelsbanken Digital and Head of Business Development Sweden and Executive Vice President and Head of Regional Bank Western Sweden Handelsbanken.

Ms. Nilsagård was appointed director in April 2018. She is the founder and CEO of Nilsagård consulting AB. She serves as Chairman of the board of directors of Spermosens AB. She is also director and Chairman of the audit committees of AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB, Nimbus Group AB, Nanexa AB, Ernströmgruppen AB and at eEducation Albert AB.She has previously served as the Chairman of the board of directors of Diagonal Bio AB and as the CFO for Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta and has held other senior positions within finance and business development at Volvo, AstraZeneca Group and SKF.

A2.    Management – Executive Officers

Mr. Montan has been Chief Executive Officer since 2021. He also currently holds a position as the Founding Partner at RRM Capital since January 2020. He has held several positions within Nordea between 2014 and 2019; Nordic Head of Business Banking (2016-2019) and Nordic Head of Commercial & Business Banking Strategy & Development (2014-2016). Prior to that he held several positions within HSBC in Europe, Asia and Latin America between 1996 and 2014; Managing Director & Regional Head of Global Trade & Receivables Finance, Latin America (2012-2014), Director & Head of International Business & COO, China (2009-2012), Director & Head of International Business Strategy, Asia Pacific (2008-2009), Director & Head of Multinational Companies, South Korea (2005-2007), Associate Director & Financing & Risk Advisory, Asia Pacific (2004-2005), Relationship Executive Debt Recovery & Restructuring, Asia Pacific (2002-2004), Chief Operating Officer, Uruguay (2001-2002), Relationship Manager Corporate Banking, Brazil (1999-2001) and International Manager Trainee Program (1996-1999). In addition, Mr. Montan holds and has held the following positions of trust; member of the board of directors of Majblomman (a Swedish nationwide charity) (2020-2023), member of the board of directors of Nordea Hypotek (the Nordea mortgage company) (2019-2022), Assets & Liabilities Committee (ALCO), Nordea Group (2015-2019), Business Ethics & Values Committee (BEVC), Nordea Group (2015-2019), Risk Committee (RICO), Nordea Group (2015-2017) and International Branches Board, Nordea Group (2015-2019).

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

Mr. Friberg has been Chief Financial Officer since 2019. He had previously worked as Executive Director, Chief Risk Officer (“CRO”) since May 2015. Before working at SEK, he was Head of Market Risk control from 2008 and Head of Group Risk Control from 2013 at SEB. Prior to that he served as Head of Credit Portfolio Management at SEB from 2006. In addition he held various positions in trading within SEB and Nordea, primarily in derivatives trading, from 1996-2006.

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

Mr. Hedar has been Head of Client Relationship Management since 2021. Previously he held several positions within SEK, including Head of Large Corporates from 2018-2021, and Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business from 2007-2018. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

Mr. Hoppe has been Chief Risk Officer since January 2023. He has previously held several positions within the Nordea Group, such as Chief Risk Officer at Nordea Hypotek (the Nordea mortgage company) since 2020 and, prior thereto, he held various positions with responsibility for the credit risk framework, pricing models and allocation of economic capital.

Ms. Lilja Lagercrantz has been Head of Human Resources since 2022. Previously she was Executive Vice President & Head of Human Resources at AFRY AB since 2021. Prior to that she was Senior Vice President & Head of Human Resources at Bonava AB from 2016 and Senior Vice President Human Resources at NCC AB Business Area Housing from 2012. She was also a Human Resources Business Partner at SKANDIA - Bank & Insurance from 2008-2012 and served in various capacities at NASDAQ OMX AB since 1999. Prior to that she was an organizational consultant at Vitaegruppen AB from 1996-1999.

Mr. Nygård has been Chief Information Officer (“CIO”) since 2022. Previously he was Chief Technology Officer at Fintech Startup since 2021. Prior to that he was Business Information Officer at Skandia from 2019-2021. Prior to that he was CIO & Head of Online Trading & Advice IT, CIO, Head of SWO IT/ISAC IT, CIO, Head of Savings & Financial Planning IT and Senior Executive Advisor, SWO IT at Nordea from 2013-2019. Prior to that he was Key Account Manager & Senior Project Manager and Project Manager at Cinnober Financial Technology AB from 2007-2013. Prior to that he served in various capacities at HiQ from 2000-2007, at G2 Solutions from 1998-2000 and at Volvo from 1995-1998.

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

Ms. Simonson has been Head of Sustainability since April 2022. She previously held several positions at Danske Bank Group beginning in 2001, such as Head of Group Sustainability from 2019-2022 and Head of Societal Impact & Sustainability SE from 2017-2019. Prior to that she served in various capacities within Danske Bank Sweden Branch, including in the debt origination group within structured loans.

Ms. Söderlund has been Head of Compliance since February 2023. Prior to that she served as Head of Non-Financial Risk between 2020 and 2023. In addition, she served as a senior regulatory specialist within the Risk function between 2015 and 2019 and as Head of Accounting between 1999 and 2015. Prior to that she held various positions within SEK beginning in 1991. Previously she served in various capacities at KPMG from 1987 to 1991.

B.	Compensation

Remuneration, Skr mn	2023	2022	2021
Aggregate remuneration of all directors and executive officers as a group[1]	34.3	31.3	32.9
Chairman of the Board	0.6	0.6	0.6
Each director[2]	0.0-0.4	0.0-0.3	0.0-0.3
CEO[3]	5.7	5.5	5.6
Other executive officers of the Parent Company[4]	26.2	23.6	25.3
Pension plan with an insurance company on behalf of all executive officers	9.1	8.4	9.0

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

C.    Board Practices

Activities and Division of Responsibility within the Board

The Board is responsible for the organization and the administration of SEK’s affairs in which sustainability forms an integral part. The Board is also tasked with ensuring that the Company’s financial statements, including sustainability reporting, are prepared in accordance with legislation, applicable accounting standards and other requirements. The Board must continually assess SEK’s financial position and ensure that SEK is structured in such a way that its accounting, management of funds and SEK’s other financial circumstances are governed by satisfactory controls. The Board adopts the operating targets and strategies for the operations, and issues general internal regulations in policies and instructions. The Board ensures that an efficient system is in place to monitor and control SEK’s operations. In addition, the Board is tasked with appointing, and dismissing, if necessary, the CEO and the Chief Risk Officer, and deciding on the remuneration of these individuals and other members of executive management.

The Board’s work follows its rules of procedure and the Board’s rules of procedure are adopted each year at the statutory Board meeting. The Board met on 12 occasions in 2023. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

The Board´s rules of procedure govern such matters as reporting to the Board, the frequency and form of the meetings of the Board, and delegation and assessment of the work of the Board and the CEO. In addition to this, the Board monitors financial developments and has ultimate responsibility for internal control, compliance and risk management.

The Board is responsible for a well thought-out and firmly established policy and strategy for dealing with the environment, social responsibility, human rights, corruption as well as equal opportunities and diversity.

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

Appointing the Board and Auditors

The nomination procedure for Board members complies with the State’s ownership policy and was during 2023 conducted and coordinated by the Division for State-owned enterprises at the Swedish Ministry of Finance. For each enterprise, the expertise required is analyzed on the basis of the enterprise’s operations, situation and future challenges, board composition and board evaluations performed by the Ministry of Finance. As part of its work in the board nomination process, the Government Offices also conducts its own ongoing evaluation of the boards of all State-owned enterprises. Any recruitment need is then determined, and recruitment work is begun. The State’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination associated with gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual orientation preference or age is prohibited.

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

The 2023 Annual General Meeting elected Öhrlings PricewaterhouseCoopers AB as auditor of the Company, with auditor authorized public accountant Anneli Granqvist as principal auditor and authorized public accountant Peter Sott as co-signing auditor.

Policy documents

In 2023, SEK’s Board and committees adopted the following policies and instructions:

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

Policy of Sustainable Financing

Information Security Policy

Accounting Instruction

HR Policy (incl. policies for work environment, diversity and remuneration)

Code of Conduct

Code of Conduct for Suppliers

Board’s work during the year

The Board’s work during 2023 was greatly impacted by the uncertain global situation, caused by the war between Russia and Ukraine, the armed conflict between Israel and Hamas, continued high global inflation, interest rate hikes and volatile currency movements. Given these events, the Board continued to devote considerable time following up on the consequences these events had on capital, borrowing and lending as well as the risk outlook for SEK. The investment decisions taken during the year have been followed up on by the Board. The Board also set requirements for, followed up on and analyzed in-depth specific investments and credits that have failed to develop as intended. During the year, the Board focused on reviewing and monitoring how SEK works with cybersecurity and data security issues, how crisis and business continuity management is structured, how the risk mitigation process works and how efforts to counteract money laundering, corruption and breaches of sanctions work. Furthermore, the Board completed a separate training session where, with assistance from representatives from various energy market companies and agencies, the Board studied conditions in the Swedish energy market in detail. The training preceded the Board trip at the end of the year to a number of clients along the Norrland coast. The work initiated in 2022 with the aim of changing the culture has remained in focus for the Board and was one of the issues discussed during this year’s Board strategy days. Other strategic issues addressed concerned the strategic plan until 2030, how SEK will work with long-term sustainable value creation, how the Company can leverage data and digitalization for scalable growth and SEK’s long-term financing strategy.

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

Credit Committee

Reinhold Geijer (Chairman), Paula da Silva, Lennart Jacobsen and Katarina Ljungqvist.

●	Ensure the Board’s involvement in decision-making regarding credit risks.
●	Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.

Finance and Risk Committee

Håkan Berg (Chairman), Paula da Silva, Hanna Lagercrantz and Katarina Ljungqvist.

Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

●	Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations. Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lennart Jacobsen (Chairman), Reinhold Geijer, and Hanna Lagercrantz.

●	Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions, and other benefits.
●	Prepare proposals regarding the remuneration policy for decision by the Board.
●	Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.
●	Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Eva Nilsagård (Chairman), Håkan Berg and Anna Brandt.

●	Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.
●	Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.
●	Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.
●	Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.
●	Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2023

				Finance
		Board of	Remuneration	and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	48	12	5	8	17	6
Lennart Jacobsen	34	12	5	0	17	0
Håkan Berg	26	12	0	8	0	6
Anna Brandt	18	12	0	0	0	6
Paula da Silva	36	12	0	8	16	0
Reinhold Geijer	33	12	5	0	16	0
Hanna Lagercrantz	25	12	5	8	0	0
Katarina Ljungqvist	37	12	0	8	17	0
Eva Nilsagård	18	12	0	0	0	6

D.    Employees

	2023	2022	2021
Average employees	273	266	256
of which female	131	132	127
of which male	142	134	129

Employees at year-end	283	283	264

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of December 31, 2023, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

The following table sets forth the share ownership of the Parent Company:

Shareholder	Ownership %	Number of shares
Kingdom of Sweden	100	3,990,000

Ownership and governance

SEK is owned by the Swedish State. The State exerts its influence at the Parent Company’s general meetings and through representation on the Board.

The governance of SEK is divided between the shareholder, the Board, and the CEO, in accordance with the Swedish Companies Act, the Articles of Association, and the Board’s procedural rules. The Board appoints the CEO, who conducts ongoing management in accordance with the Board’s guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B.    Related party transactions

SEK defines related parties for the Consolidated Group as:

●	the shareholder,i.e., the Swedish State;
●	companies and organizations that are controlled through a common owner, the Swedish State;
●	subsidiaries;
●	key management personnel; and
●	other related parties.

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 43 percent (year-end 2022: 43 percent) of the Company’s outstanding loans on December 31, 2023, were guaranteed by the Swedish State. The remuneration to EKN for the guarantees paid by SEK during 2023 amounted to Skr 46 million (2022: Skr 46 million). SEK administers, for compensation, the CIRR-system and the State’s related concessionary credit program, see Note 1(e) and Note 24 to the Consolidated Financial Statements.

SEK has a Skr 175 billion (2022: Skr 175 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 140 billion (2022: Skr 162 billion), and for commercial export financing up to Skr 35 billion (2022: Skr 13 billion). In December 2023, the credit facility was reduced to Skr 125 billion through the end of 2024 by the Swedish Government, of which Skr 10 billion can be used for commercial export financing.

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

	In relation to the respective years
	2023	2022	2021
Dividend	Skr 248 mn	Skr - mn	Skr 414 mn
-of which per share	Skr 62.24	Skr - mn	Skr 103.70

For additional details regarding equity, see the Consolidated Statement of Equity.

B.    Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2023.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Not applicable.

B.    Plan of Distribution

Not applicable.

C.    Markets

The Parent Company’s shares, all of which are owned by the Swedish State, are not listed on any exchange in Sweden or outside Sweden.

Certain global issues of SEK’s U.S. Medium Term Notes are listed on European exchanges.

As of December 31, 2023
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange, Euronext Dublin	0.375% Global Notes due March 11, 2024
0.375% Global Notes due July 30, 2024
3.625% Global Notes due September 3, 2024
0.625% Global Notes due October 7, 2024
0.625% Global Notes due May 14, 2025
4.000% Global Notes due July 15, 2025
0.500% Global Notes due August 26, 2025
4.625% Global Notes due November 28, 2025
4.459% Global Notes due February 13, 2026
Floating Rate Global Notes due August 3, 2026
4.875% Global Notes due September 14, 2026
2.250% Global Notes due March 22, 2027
4.125% Global Notes due June 14, 2028 and
4.875% Global Notes due October 4, 2030

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

Annual General Meeting

The Annual General Meeting is held once a year not later than six months following the end of the preceding fiscal year. Notices convening an Annual General Meeting, or any other general meeting called to resolve upon any amendment of the Articles of Association, shall be issued not earlier than six weeks and not later than four weeks prior to the meeting. Notices convening a general meeting, in cases other than those set forth in the preceding sentence, shall be issued not earlier than six weeks and not later than three weeks prior to the meeting. Each person entitled to vote at an Annual General Meeting shall have the right to vote all the shares owned and represented by that person. There are no restrictions on the rights of non-Swedish nationals to own shares or vote their shares at the Annual General Meeting.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2023. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2023.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SEK’s financial statements for external purposes in accordance with IFRS.

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

Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2023, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2023, SEK’s internal control over financial reporting was effective based on these criteria.

C.    Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer,” this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

The Group has ethical guidelines (the “Code of Conduct”) in place that apply to all employees including all executive officers. The guidelines are consistent with, and in some respects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2023 and 2022, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2023	2022
Öhrlings PricewaterhouseCoopers AB
Audit fees[1]	10	9
Audit related fees[2]	—	—
Tax related fees[3]	—	—
Other fees[4]	3	2
Total	13	11

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management

Due to the increasing risks from cybersecurity threats, measures have been taken to strengthen SEK’s protection both before, during and after a possible cybersecurity incident. The security monitoring of the cybersecurity threat landscape is important in order to detect and mitigate cybersecurity risks and threats and prevent any cybersecurity incidents. Analyses of the security monitoring show that SEK is continuously exposed to risks from cybersecurity threats. Attempted attacks and identified vulnerabilities are controlled and continuously followed up on.

SEK’s business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Strategy

In 2023, SEK worked on a strategic initiative aimed at managing risks from cybersecurity threats, strengthening governance and compliance, improving resilience and capacity to reach overall operating targets. The strategic actions implemented during the year included implementing additional support to detect and respond to cybersecurity threats and to create a security-conscious culture among the organization’s employees.

Governance

The risk framework encompasses the entire operations and is ultimately governed by SEK’s mission. The risk framework consists of a risk strategy, a risk policy and SEK’s risk appetite. The Board has the ultimate responsibility for SEK’s organization and administration of SEK’s affairs, including governing and monitoring cybersecurity risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines, annually, overall risk management principles in relation to cybersecurity risks by establishing the risk strategy, the risk policy and the risk appetite.

The risk appetite defines the risk levels that, in the opinion of the Board, are sufficient for the members of the Board to be well informed about the type and scope of the Company’s risks. The risk appetite is strongly connected to the Company’s loss capacity. SEK’s risk control function monitors and follows up on risk appetite limits regularly. At least on a quarterly basis, the Board is provided with a comprehensive update of risk exposures in relation to the risk appetite. SEK’s risk appetite for operational risks, including cybersecurity risks, is low.

The Finance and Risk Committee’s responsibilities include ensuring that the Company can identify, measure, manage, report internally and control the risks to which SEK is or can be expected to be exposed. It also handles matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues. Cybersecurity risk management is included in this work.

The Audit Committee’s responsibilities include monitoring the Company’s financial reporting and submitting recommendations and proposals aimed at assuring the reliability of the Company’s reporting, monitoring the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting, evaluating the audit process and informing the Board of the results and, through the Chairman of the Board, informing the Company’s owner about the results of the evaluation. The Audit Committee is also responsible for the integration of cybersecurity-related topics into control monitoring procedures.

SEK’s CEO is responsible for the day-to-day management of business operations in accordance with the Board’s guidelines, established policies, and instructions. The executive management is tasked with supporting the CEO in the operational management of the Company. For example, the CIO plays a pivotal role when it comes to cybersecurity risks and is responsible for assessing and managing cybersecurity risks within SEK. The CEO is responsible for SEK’s work in relation to risks from cybersecurity threats. This includes ensuring that SEK’s policies and guidelines relating to cybersecurity are relevant and up-to-date.

The CIO-team collectively possesses over 40 years of combined experience gained via previous IT management and cybersecurity-related roles within banking, insurance, and other industries and relevant education. They are supported by a dedicated IT security department comprised of seven specialists across various operational security domains such as information security, security architecture, operational security and physical security. The members of the IT security department hold cybersecurity certifications that are kept relevant by attending dedicated training and specialist conferences.

SEK’s Board, its management and other employees undergo cybersecurity training and simulations on a regular basis. In addition, SEK uses the Nano Learning cybersecurity training methodology via the platform Junglemap in conformity with the International Organization for Standardizations (ISO) 27001 standard, with appropriate adjustments and adaptations made to complement SEK’s business.

Division of responsibility for risk management in SEK

SEK has organized risk management and risk control in accordance with the principle of three lines of defense, wherein there is a clear-cut separation of responsibilities between (i) the business and support operations that own and handle the cybersecurity risks, (ii) the control functions that independently monitor the cybersecurity risks and (iii) the internal audit function, which reviews the control functions.

The first line of defense is responsible for the daily oversight of cybersecurity risks, ensuring alignment with risk appetite and strategy. This includes implementing controls and conducting regular monitoring and follow-up on these risks.

The second line of defense consists of the independent risk control and compliance functions. Responsibilities include independent identification, quantification, monitoring and control and reporting of cybersecurity risks, ensuring that cybersecurity risks are part of the risk management framework and internal control framework and that the Company complies with such frameworks and reporting to the Board.

The third line of defense consists of the independent internal audit function (outsourced to Deloitte). Responsibilities of that function include review and evaluation of the efficiency and integrity of cybersecurity risk management. The internal audit function reports directly to the Board.

SEK constantly monitors the development of business activities, actively utilizes risk-reduction capabilities, and controls the development of risks including information and communication technology (ICT) and information security risks, and cybersecurity risks over time, to ensure that the Company operates within the boundaries of its risk appetite and other applicable limits. In addition, SEK has a process for continuity of business-critical processes and systems during crises which could be triggered by a cybersecurity incident. Crisis and/or continuity exercises and trainings are performed regularly for handling of situations that require actions to be taken in accordance with SEK’s crisis and/or continuity management.

Risk management

In adherence to industry standards, SEK takes on a systematic approach to managing risks from cybersecurity threats. SEK’s risk management framework considers cybersecurity risks alongside other company risks. It is designed to identify, assess, and mitigate potential threats, thereby providing a foundation for the protection of the organization’s information assets. However, security conditions are subject to constant change, prompting SEK to continuously evaluate and address emerging threats. Beyond new threats, increased expectations from regulatory authorities, partners, and society at large are emphasizing the need for a proactive and structured approach to these risks.

Changes in factors underpinning SEK’s cybersecurity risk management require regular review and adaptation of internal frameworks. Factors that can initiate such change include shifts in the external environment and corresponding alterations in the threat landscape facing SEK. Changes are continuously monitored, documented, and followed up to ensure that information protection aligns with current threats and risks.

SEK’s risk management framework comprises the following key elements: risk identification, risk measurement, reporting and risk control.

Risk identification

At any given time, SEK must be aware of the risks from cybersecurity threats to which it can be exposed in order to determine the security measures needed to protect the integrity of and access to its information assets. The risk identification process includes, but is not limited to, analyzing external factors and security-related events, security monitoring and vulnerability scanning, performing risk workshops, including self-assessments with all business units to identify and assess risks, incident management, assessment of key risks and performance indicators and analyzing potential deficiencies. The risk identification process is structured to align with the International Organization for Standardizations (ISO) 27001/27002 standards for general information technology controls. The security specialists within the CIO department at SEK, supports the Company in identifying and assessing cybersecurity risks. Additionally, SEK has engaged an external Security Operations Center (SOC) provider that continuously monitors and improves SEK’s cybersecurity posture.

The risk identification process is also in place to ensure that information security at SEK is developed in line with the current security landscape. The procedures enhance the Company’s understanding and awareness of the risks to which it is exposed.

In addition, SEK has rules and procedures associated with the procurement of new systems, services or third party vendors. The procurement process covers everything from analyzing potential vendors to concluding an agreement. To ensure that risks related to third parties are identified and handled, the procurement process includes assessments and risk evaluations pertinent to cybersecurity. Furthermore, SEK continuously monitors and evaluates third-party vendors over the duration of their involvement, verifying compliance with cybersecurity controls aligned with SEK’s policies.

Risk measurement

SEK consistently monitors operational risks, including cybersecurity risks, and such risks are reported at least quarterly to the Board. The risk analysis considers expected loss from operational risks, including cybersecurity risks, the extent of losses associated with a given incident and key risk indicators. The likelihood and potential impact of the identified risks are measured and assessed quantitatively and qualitatively on an ongoing basis. The results of the risk assessments form the basis for the selection and design of security measures and subsequent systematic information security work.

Key Risk Indicators: SEK tracks certain key risk indicators that give an early warning of increased cybersecurity risk levels. If an increased level is indicated, the security specialists within SEK’s CIO department and independent risk control function analyze the reason for the increase and follow up on the decided mitigating actions.

Reporting

SEK has processes for reporting and handling operational incidents, including in the event of a cybersecurity incident. Upon discovery of a cybersecurity incident, notification is promptly relayed through agreed-upon communication channels. The security specialists within SEK’s CIO department remain on standby to address any cybersecurity incidents outside of office hours. If an incident occurs, the immediate focus will be to resolve the direct event and minimize potential damage. SEK has established documented escalation procedures to notify relevant stakeholders empowered to decide on appropriate action plans. After the incident has been resolved, an analysis would be performed to determine the root cause of the incident to understand why it occurred, and what remedial actions should be undertaken and followed up on to prevent reoccurrence. In relevant cases, an analysis of lessons learned would be performed to make appropriate corrections and ensure future resilience.

Incident reports are an important component of SEK’s continuous improvement measures. Operational incidents are reported on an ongoing basis both to the CIO function and to the independent risk control and compliance function and affected parties, who in turn, regularly, and at least quarterly, report on material risks and incidents to the Board and the Board’s Finance and Risk Committee. Risk reporting is designed to give an accurate and comprehensive picture of SEK’s risk exposure, including risks from cybersecurity threats. In addition, the CIO reports on relevant cybersecurity risks and threats on an ongoing basis to the Board and the CEO. Material incidents would also be reported to competent authorities, such as the Swedish Financial Supervisory Authority (Sw. Finansinspektionen).

Risk control

SEK’s independent risk control and compliance function controls and monitors adherence to risk appetite statements and applicable limits, risk management principles as well as internal and external rules based on its internal control framework to ensure that risk exposures are kept at an acceptable level and that risk management is effective and appropriate. Those control and monitoring activities encompass risks from cybersecurity threats and potential incidents. Continuous monitoring and follow-up activities are undertaken to evaluate the progress of action plans and to ensure that the protection of information is adapted to current threats and risks.

SEK independent risk control and compliance function conducts regular control testing throughout the year to ensure control effectiveness with regards to design, implementation, and operative effectiveness. The control testing is performed by staff who are independent from the individuals who perform the controls. The outcome of this testing and a follow-up on any action plans are reported to the Board’s Audit Committee.

In addition, SEK’s independent internal audit function and SEK’s external auditors perform controls throughout the year, both operational control testing and testing of controls over the financial reporting (i.e., Sarbanes-Oxley Act controls). Further, SEK enhances its cybersecurity measures by annually engaging external experts to perform penetration tests of SEK’s digital environment. ICT and information security risk management and cybersecurity risk management are subject to internal audits on a regular basis.

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

2.7

Sixth Supplemental Indenture, dated as of November 2, 2023, relating to the Debt Securities (filed as Exhibit 4(g) to the Company’s Registration Statement on Form F-3 (No. 333-275269) dated November 2, 2023 and incorporated herein by reference).

2.8

Fiscal Agency Agreement dated March 31, 2023 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.9

Deed of Covenant dated March 31, 2023 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.10

ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016, as amended on February 15, 2023, relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (001-08382) for the year ended December 31, 2022, filed by the Company on February 28, 2023 and incorporated herein by reference.

2.11

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2023 and December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Certain Level 3 Financial Instruments

As described in Notes 1 and 13 to the consolidated financial statements, the Company carries financial instruments at fair value, which includes Skr 8.3 billion of liabilities classified in Level 3 of the fair value hierarchy as one or more inputs to the financial instrument’s valuation technique are significant and unobservable. The Company utilized an internally established model and unobservable inputs to estimate the fair value of the level 3 financial instruments. As disclosed by management, the unobservable parameters included in the model for assessing fair value are associated with subjectivity and uncertainty.

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

Loss allowance on loans

As described in Notes 1 and 9 to the consolidated financial statements, the loss allowance on loans represents the expected credit losses in relation to the Company’s credit exposures. As of December 31, 2023, the loss allowance on loans was Skr 795 million, on total loans before expected credit losses of Skr 284 billion. As disclosed by management, the loss allowance or expected credit losses (ECL) are estimated using quantitative models and overall adjustment, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. The most significant inputs included determination of significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The Company entailed three scenarios for the probability of default curve which are defined by a weight allocated to each scenario. The ECL calculation also takes into consideration any collateral held, repayments or guarantees.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of loans, which included controls over the data, models and assumptions used in determining the ECL. These procedures also included, among others; (i) the involvement of professionals with specialized skills and knowledge to assist and recalculate the ECL for a sample of loans to evaluate the reasonableness of significant assumptions used in the ECL model; (ii) testing the completeness and accuracy of data points used to determine the ECL; (iii) evaluating the reasonableness of the assumptions and weighting in the scenarios; (iv) assessing individual credit provisions in stage 3 against documentation over assumptions and occurred events that have formed the basis of the assessment and (v) assessed the reasonableness of management’s adjustment related to expert credit judgments and that rationale exists to account for the overall adjustment at year end. Evaluating the assumptions used in the ECL model involved assessing their reasonableness against external factors and economic events that have occurred.

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 23, 2024

We have served as the Company’s auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2023	2022	2021
Interest income calculated using effective interest method		13,396	6,563	4,264
Other interest income		6,042	166	-1,545
Interest expenses		-16,543	-4,550	-812
Net interest income	2	2,895	2,179	1,907
Net fee and commission expense	3	-51	-31	-29
Net results of financial transactions	4	21	69	56
Total operating income		2,865	2,217	1,934
Personnel expenses	5	-402	-402	-359
Other administrative expenses	6	-222	-216	-231
Depreciation and impairment of non-financial assets	7	-88	-94	-80
Total operating expenses		-712	-712	-670
Operating profit before credit losses		2,153	1,505	1,264
Net credit losses	9	-585	-34	41
Operating profit		1,568	1,471	1,305
Tax expenses	10	-324	-305	-271
Net profit[1]		1,244	1,166	1,034
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		63	-122	—
Tax on items to be reclassified to profit or loss	10	-13	25	—
Net items to be reclassified to profit or loss		50	-97	—
Items not to be reclassified to profit or loss
Own credit risk		-23	99	-24
Revaluation of defined benefit plans		-6	43	24
Tax on items not to be reclassified to profit or loss	10	6	-30	0
Net items not to be reclassified to profit or loss		-23	112	0
Total other comprehensive income		27	15	0
Total comprehensive income[1]		1,271	1,181	1,034

Skr
Basic and diluted earnings per share[2]	312	292	259
1	The entire profit is attributable to the shareholder of the Parent Company.
2	The average number of shares in 2023 amounted to 3,990,000 (2022: 3,990,000).

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	11, 12	3,482	4,060
Treasuries/government bonds	11, 12	11,525	15,048
Other interest-bearing securities except loans	11, 12	41,561	57,144
Loans in the form of interest-bearing securities	9, 11, 12	51,227	54,257
Loans to credit institutions	9, 11, 12	19,009	22,145
Loans to the public	8, 9, 11, 12	224,165	207,737
Derivatives	12, 14	6,432	10,304
Tangible and intangible assets	7	245	307
Deferred tax assets	10	13	25
Other assets	16	276	285
Prepaid expenses and accrued revenues	17	7,994	4,162
Total assets		365,929	375,474
Liabilities and equity
Borrowing from credit institutions	12, 18	3,628	7,153
Debt securities issued	12, 18	314,108	319,117
Derivatives	12, 14	12,637	13,187
Other liabilities	19	4,272	10,242
Accrued expenses and prepaid revenues	20	8,387	4,172
Provisions	5, 21	51	28
Total liabilities		343,083	353,899
Share capital		3,990	3,990
Reserves		-87	-114
Retained earnings		18,943	17,699
Total equity	22	22,846	21,575
Total liabilities and equity		365,929	375,474

Consolidated Statement of Changes in Equity

			Reserves
			Hedge	Own credit	Defined	Retained
Skr mn	Equity	Share capital	reserve	risk	benefit plans	earnings
2023
Opening balance of equity Jan 1, 2023	21,575	3,990	-97	-23	6	17,699
Changes in equity:
Net profit for the year	1,244					1,244
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	63		63
Tax on items to be reclassified to profit or loss	-13		-13
Items not to be reclassified to profit or loss
Own credit risk	-23			-23
Revaluation of defined benefit plans	-6				-6
Tax on items not to be reclassified to profit or loss	6			5	1
Total other comprehensive income	27	—	50	-18	-5	—
Total comprehensive income	1,271	—	50	-18	-5	1,244
Dividend	—					—
Closing balance of equity Dec 31, 2023[1]	22,846	3,990	-47	-41	1	18,943

2022
Opening balance of equity Jan 1, 2022	20,808	3,990	—	-102	-27	16,947
Changes in equity:
Net profit for the year	1,166					1,166
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	-122		-122
Tax on items to be reclassified to profit or loss	25		25
Items not to be reclassified to profit or loss
Own credit risk	99			99
Revaluation of defined benefit plans	43				43
Tax on items not to be reclassified to profit or loss	-30			-20	-10
Total other comprehensive income	15	—	-97	79	33	—
Total comprehensive income	1,181	—	-97	79	33	1,166
Dividend	-414					-414
Closing balance of equity Dec 31, 2022[1]	21,575	3,990	-97	-23	6	17,699

2021
Opening balance of equity Jan 1, 2021	20,064	3,990	—	-84	-45	16,203
Changes in equity:
Net profit for the year	1,034					1,034
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	—		—
Tax on items to be reclassified to profit or loss	—		—
Items not to be reclassified to profit or loss
Own credit risk	-24			-24
Revaluation of defined benefit plans	24				24
Tax on items not to be reclassified to profit or loss	0			6	-6
Total other comprehensive income	0	—	—	-18	18	—
Total comprehensive income	1,034	—	—	-18	18	1,034
Dividend	-290					-290
Closing balance of equity Dec 31, 2021[1]	20,808	3,990	—	-102	-27	16,947
1	The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Skr mn	2023	2022	2021
Operating activities
Operating profit[1]	1,568	1,471	1,305
Adjustments for non-cash items in operating profit	1,259	329	69
of which provision for credit losses, net	585	34	-41
of which depreciation and impairment of non-financial assets	88	94	80
of which exchange-rate differences	-1	7	-2
of which unrealized changes in fair value	-54	-24	-21
of which other[2]	641	218	53
Income tax paid	-528	-420	-263
Increase (-)/decrease (+) in lending	-13,785	-17,970	16,900
Increase (-)/decrease (+) in bonds and securities held	17,404	-12,027	1,230
Other changes in assets and liabilities – net	-74	380	1,334
Cash flow from operating activities	5,844	-28,237	20,575

Investing activities
Investments	-26	-70	-242
Cash flow from investing activities	-26	-70	-242

Financing activities
Senior debt	167,282	169,473	88,328
Repayments of debt	-165,249	-149,831	-97,435
Repurchase and early redemption of own long-term debt	-10,933	-8,849	-1,851
Derivatives	2,868	9,770	-1,523
Dividend paid	—	-414	-290
Payment of lease liability	-28	-23	-24

Cash flow from financing activities	-6,060	20,126	-12,795
Net cash flow for the period	-242	-8,181	7,538

Cash and cash equivalents at beginning of the year	4,060	11,128	3,362
Net cash flow for the period	-242	-8,181	7,538
Exchange-rate differences on cash and cash equivalents	-336	1,113	228
Cash and cash equivalents at end of year[3]	3,482	4,060	11,128
of which cash at banks	672	255	427
of which cash equivalents	2,810	3,805	10,701
1	Interest payments received and expenses paid

Interest payments received	15,621	4,485	2,801
Interest expenses paid	12,313	2,233	862
2	Of which other includes accrued interest, taxes not paid and changes in other comprehensive income.
3	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11.

Notes

Corporate information

Svensk Exportkredit (SEK) is a state-owned company that finances Swedish exporters, their subsidiaries, and their foreign customers. AB Svensk Exportkredit (publ) is the parent company of the group. The parent company is a Swedish limited liability company with its registered office in Stockholm, Sweden. The consolidated accounts for the financial year 2023 were approved for publication by the Board of Directors on February 19, 2024, and will be presented for adoption at the 2024 Annual General Meeting on March 26, 2024.

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

Table of contents:

(a)	Reporting entity
(b)	Basis of presentation
(c)	Changes to accounting policies and presentation
(d)	Segment reporting
(e)	Recognition of operating income
(f)	Financial instruments
(g)	Critical accounting policies, assumptions and estimates
(h)	New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

(a) Reporting entity

AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is domiciled in Sweden. The address of the Company’s registered office is Fleminggatan 20, P.O. Box 194, SE-112 26 Stockholm, Sweden. The Consolidated Group as of December 31, 2023 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”.

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

The Consolidated Financial Statements and annual report were approved for issuance by SEK’s Board of Directors on February 19, 2024. The Group’s Statements of Comprehensive Income and Financial Position will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 26, 2024.

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

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2022 annual report, except for the changes described below. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

Amendments to IAS 12 Income Taxes for deferred tax, which became effective for annual reporting periods beginning on or after January 1, 2023, relate to assets and liabilities arising from a single transaction. The amendments require companies to recognize deferred tax on particular transactions that, upon initial recognition, give rise to taxable and deductible temporary differences of equal amounts, for example a lease liability and its corresponding right-of-use asset at the commencement of the lease. The change affects SEK’s accounting principles, but has no material impact on SEK’s financial statements, capital adequacy or large exposure ratios. The transition effect for opening balances as of 2023 was insignificant. During the fourth quarter of 2023, SEK has switched from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101. The change in accounting method has had a positive impact on the capital base, see Note 9 Capital adequacy.

(d) Segment reporting

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

(e) Recognition of operating income

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

Pursuant to the Company’s assignment as stated in its owner instruction issued by the Swedish State, SEK administers credit granting in the Swedish system for officially supported export credits (the “CIRR-system”). All revenue and expenses from the CIRR-system are recognized in SEK’s profit or loss. SEK receives compensation from the Swedish State in the form of an administration fee, which is calculated based on the principal amount outstanding. The administrative compensation received by SEK from the Swedish State is recognized as part of interest income in SEK’s Statement of Comprehensive Income since the commission received in compensation is equivalent to interest.

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

(f) Financial instruments

(i) Recognition and derecognition in the Statement of Financial Position

When recognizing financial instruments, trade date accounting is applied for the recognition and derecognition of securities bought, securities issued and derivatives. Other financial instruments are recognized in the Statement of Financial Position and derecognized from this on the relevant settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the Statement of Comprehensive Income under net results of financial transactions. A financial asset or liability is recognized in the Statement of Financial Position only when SEK becomes a party to the contractual provisions of the instrument. A financial asset is derecognized from the Statement of Financial Position when the contractual rights to receive the cash flows from the asset cease or when the asset is transferred and the transfer qualifies for derecognition. A financial liability (or part of a financial liability) is derecognized from the Statement of Financial Position only when it is extinguished, such as when the obligation specified in the contract is discharged, canceled or expires. In the case of renegotiated financial assets, such as lending, the asset is derecognized from the Statement of Financial Position when the terms of the loan are deemed to be substantially different. The terms are deemed to be substantially different when the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, differs by not less than 10 percent from the discounted present value of the remaining cash flows for the original debt instrument. A change of currency or counterparty are deemed substantially different terms. Should the renegotiated loan entail terms that are substantially different, it is recognized as a new loan

(ii) Offsetting

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

(iii) Classification of financial assets and liabilities

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

(iv) Presentation of certain financial instruments in the Statement of Financial Position

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

(v) Presentation of certain financial instruments

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

(vi) Hedge accounting

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

(vii) Principles for determination of fair value of financial instruments

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

(viii) Determination of fair value of certain types of financial instruments

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

(ix) Impairment of financial assets

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

(g) Critical accounting policies, assumptions and estimates

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

As of December 31, 2023, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recoded fair value were observable (level 2) amounted to Skr 41 billion (2022: Skr 59 billion) and Skr 23 billion (2022: Skr 11 billion), 12 percent (2022: 16 percent) and 7 percent (2022: 3 percent) of total financial assets and total financial liabilities, respectively. Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 0 billion (2022: Skr 0 billion) and Skr 11 billion (2022: Skr 31 billion), 0 percent (2022: 0 percent) and 3 percent (2022: 9 percent) of total financial assets and total financial liabilities respectively. The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2023, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3 instruments amounted to Skr -25 million (2022: Skr -155 million) and Skr 25 million (2022: Skr 155 million), respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (f) (vii) above for the Principles for determination of fair value of financial instruments.

(iii) Provisions for expected credit losses

Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2023 if the definition of significant increase in credit risk had been one less step of deterioration, the impairments would have been Skr 19 million higher (2022: Skr 15 million), and if the definition had been one more step of deterioration, the impairments would have been Skr 1 million lower (2022: Skr 0 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2023 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100 percent probability, the impairments would have been Skr 61 million higher (2022: Skr 42 million) or Skr 76 million lower (2022: Skr 79 million), respectively. On December 31, 2023, SEK’s total lending including off-balance sheet exposures amounted to Skr 347 billion (2022: Skr 354 billion) and the related impairment reserve amounted to Skr 795 million (2022: Skr 223 million). If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2023 by an additional approximately Skr 80 million (2022: Skr 22 million) and equity at the same date by approximately Skr 62 million (2022: Skr 18 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

(h) New standards and amendments to standards and interpretations not yet adopted and considered relevant to SEK

No IFRS or IFRS IC interpretations that are not yet applicable are expected to have a material impact on SEK’s Financial Statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	2023	2022	2021
Interest income
Loans to credit institutions	1,113	506	131
Loans to the public	9,181	5,106	3,782
Loans in the form of interest--bearing securities	2,448	1,114	776
Interest-bearing securities excluding loans in the form of interest-bearing securities	2,885	535	50
Derivatives	3,519	-797	-2,239
Administrative remuneration CIRR-system[1]	261	237	198
Other assets	31	28	21
Total interest income	19,438	6,729	2,719
Interest expenses
Interest expenses excl. resolution fee	-16,299	-4,353	-724
Resolution fee	-94	-88	-88
Risk tax	-150	-109	—
Total interest expenses	-16,543	-4,550	-812
Net interest income	2,895	2,179	1,907
1	Including administrative remuneration for concessionary loans by Skr 1 million (2022: Skr 1 million).

Skr mn	2023	2022	2021
Interest income were related to:
Financial assets at fair value through profit or loss	5,817	-32	-1,750
Derivatives used for hedge accounting	637	-183	-439
Financial assets at amortized cost	12,984	6,944	4,908
Total interest income	19,438	6,729	2,719
Interest expenses were related to:
Financial liabilities at fair value through profit or loss	1,048	1,346	530
Financial assets measured at fair value through profit or loss – negative interest on income	—	-37	-73
Financial assets measured at amortized cost - negative interest income	—	0	0
Derivatives used for hedge accounting	-8,035	-1,405	2,146
Financial liabilities at amortized cost	-9,556	-4,454	-3,415
Total interest expenses	-16,543	-4,550	-812
Net interest income	2,895	2,179	1,907

Interest income geographical areas

Skr mn	2023	2022	2021
Sweden	7,256	1,907	863
Europe except Sweden	6,866	1,071	-944
Countries outside of Europe	5,316	3,751	2,800
Total interest income	19,438	6,729	2,719

Interest income per product group

Skr mn	2023	2022	2021
Lending to Swedish exporters	7,352	2,714	1,596
Lending to exporters’ customers[1]	3,679	1,782	932
Liquidity	8,407	2,233	191
Total interest income	19,438	6,729	2,719
1	In interest income for Lending to exporters’ customers, Skr 260 million (2022: Skr 236 million) represents remuneration from the CIRR-system, see Note 24.

Note 3. Net fee and commissions expense

Skr mn	2023	2022	2021
Fee and commissions earned were related to:
Lending	2	3	2
Total	2	3	2

Commissions incurred were related to:
Custodian- and bank fees	-13	-10	-9
Brokerage	-1	-2	-2
Other commissions incurred	-39	-22	-20
Total	-53	-34	-31
Net fee and commissions expense[1]	-51	-31	-29
1	Skr -50 million (2022: Skr -29 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2023	2022	2021
Derecognition of financial instruments not measured at fair value through profit or loss:
Financial assets at amortized cost	9	9	33
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)[1]	-2,024	2,004	-569
Mandatorily	2,057	-2,023	582
Financial instruments under fair value hedge accounting:
Net results of the hedging instrument	6,808	-7,976	-3,397
Net results of the hedged item	-6,831	8,064	3,409
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	2	-9	-2
Total net results of financial transactions	21	69	56

Note 5. Personnel expenses

Skr mn	2023	2022	2021
Salaries and remuneration to the Board of Directors and the CEO	-8	-8	-8
Salaries and remuneration to Senior Executives	-26	-24	-25
Salaries and remuneration to other employees	-203	-201	-173
Pensions	-70	-72	-66
Social insurance	-78	-78	-70
Other personnel expenses	-17	-19	-17
Total personnel expenses	-402	-402	-359

The combined total of the remuneration excluding benefits to senior executives, excluding the CEO of the Parent Company, amounted to Skr 26 million (2022: Skr 23 million). Of the remuneration to senior executives, Skr 26 million (2022: Skr 24 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 6 million (2022: Skr 5 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2023	committee	Fixed	Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lennart Jacobsen	-626	—	—	—	-626
Other members of the Board of Directors:
Anna Brandt[4]	—	—	—	—	—
Reinhold Geijer	-355	—	—	—	-355
Eva Nilsagård	-331	—	—	—	-331
Hanna Lagercrantz[4]	—	—	—	—	—
Håkan Berg	-369	—	—	—	-369
Paula da Silva	-354	—	—	—	-354
Katarina Ljungqvist	-354	—	—	—	-354
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[5]	—	-5,676	-18	-1,715	-7,409
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-1,934	-35	-800	-2,769
Pontus Davidsson, Head of International Finance	—	-3,120	-18	-597	-3,735
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,060	-18	-635	-3,713
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,516	-35	-623	-3,174
Jens Hedar, Head of Client Relationship Management	—	-2,508	-20	-836	-3,364
Jan Hoppe, Chief Risk Officer (CRO), from January 12, 2023	—	-2,427	-17	-584	-3,028
Jenny Lilja Lagercrantz, Chief Human Resources Officer (CHRO)	—	-2,169	-13	-605	-2,787
Tomas Nygård, Chief Information Officer (CIO)	—	-2,005	-18	-558	-2,581
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,557	-21	-891	-3,469
Maria Simonson, Chief Sustainability Officer (CSO)	—	-2,184	-14	-604	-2,802
Anna-Lena Söderlund, Head of Compliance, from February 1, 2023 (Chief Risk Officer (CRO), resigned January 11, 2023)	—	-1,507	-31	-674	-2,212
Total	-2,389	-31,663	-258	-9,122	-43,432
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.
5	The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2022	committee	Fixed	Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lennart Jacobsen [4], from March 24, 2022	-470	—	—	—	-470
Lars Linder-Aronson, resigned March 24, 2022	-154	—	—	—	-154
Other members of the Board of Directors:
Lennart Jacobsen [4],	-79	—	—	—	-79
Anna Brandt[5]	—	—	—	—	—
Reinhold Geijer	-348	—	—	—	-348
Eva Nilsagård	-335	—	—	—	-335
Hans Larsson, resigned March 24, 2022	-85	—	—	—	-85
Hanna Lagercrantz[5]	—	—	—	—	—
Håkan Berg, from March 24, 2022	-276	—	—	—	-276
Paula da Silva, from March 24, 2022	-266	—	—	—	-266
Katarina Ljungqvist, from March 24, 2022	-266	—	—	—	-266
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)6	—	-5,434	-19	-1,668	-7,121
Per Åkerlind, Deputy Chief Executive Officer, resigned June 30, 2022	—	-1,772	-17	-652	-2,441
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-1,802	-34	-668	-2,504
Andreas Ericson, Head of International Finance, resigned March 31, 2022	—	-509	-9	-175	-693
Pontus Davidsson, Head of International Finance, from September 8, 2022	—	-981	-5	-196	-1,182
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,018	-17	-608	-3,643
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,465	-37	-604	-3,106
Jens Hedar, Head of Client Relationship Management	—	-2,454	-18	-803	-3,275
Peter Svensén, Chief Risk Officer (CRO), resigned December 11, 2022	—	-2,525	-30	-593	-3,148
Anna-Lena Söderlund, Chief Risk Officer (CRO), from December 12, 2022	—	-89	-1	-38	-128
Sirpa Rusanen, Chief Human Resources Officer (CHRO), resigned September 15, 2022	—	-1,254	-17	-479	-1,750
Jenny Lilja Lagercrantz, Chief Human Resources Officer (CHRO), from September 16, 2022	—	-613	-4	-169	-786
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,532	-28	-839	-3,399
Maria Simonson, Chief Sustainability Officer (CSO), from April 1, 2022	—	-1,575	-12	-433	-2,020
Madeleine Widaeus, Chief Information Officer (CIO), resigned January 31, 2022	—	-144	-1	-54	-199
Pia Melke, Chief Information Officer (CIO), from February 1, 2022, resigned April 30, 2022	—	-310	-3	-93	-406
Tomas Nygård, Chief Information Officer (CIO), from May 1, 2022	—	-1,272	-11	-348	-1,631
Total	-2,279	-28,749	-263	-8,420	-39,711
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.

3	Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Lennart Jacobsen was a member of the Board until March 23, 2022 and Chairman from March 24, 2022.
5	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.
6	The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	includes
2021	committee	Fixed		Other
Skr thousand	fee	remuneration[1]		benefits[2]	Pension fee[3]	Total
Chairman of the Board of Directors:
Lars Linder-Aronson	-609	—		—	—	-609
Other members of the Board of Directors:
Lennart Jacobsen, from March 24, 2021	-238	—		—	—	-238
Anna Brandt[4]	—	—		—	—	—
Reinhold Geijer	-318	—		—	—	-318
Eva Nilsagård	-334	—		—	—	-334
Hans Larsson	-334	—		—	—	-334
Hanna Lagercrantz[4]	—	—		—	—	—
Cecilia Ardström, resigned March 24, 2021	-83	—		—	—	-83
Ulla Nilsson, resigned March 24, 2021	-84	—		—	—	-84
Senior Executives:
Catrin Fransson, Chief Executive Officer (CEO)[5], resigned July 15, 2021	—	-3,130		-15	-896	-4,041
Magnus Montan, Chief Executive Officer (CEO)[5], from July 16, 2021	—	-2,459	[6]	-8	-837	-3,304
Per Åkerlind, Deputy Chief Executive Officer	—	-3,544		-20	-1,266	-4,830
Karl Johan Bernerfalk, General Counsel, Head of Legal and Sustainability Analysis	—	-1,643		-35	-574	-2,252
Andreas Ericson, Head of International Finance	—	-2,020		-34	-646	-2,700
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,007		-16	-532	-3,555
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,459		-30	-529	-3,018
Jens Hedar, Head of Client Relationship Management	—	-2,485		-17	-721	-3,223
Petra Könberg, Head of Marketing and Communications, resigned November 30, 2021	—	-1,219		-31	-427	-1,677
Peter Svensén, Chief Risk Officer (CRO)	—	-2,624		-26	-555	-3,205
Sirpa Rusanen, Chief Human Resources Officer (CHRO)	—	-1,749		-24	-687	-2,460
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,552		-16	-804	-3,372
Madeleine Widaeus, Chief Information Officer (CIO)	—	-1,749		-16	-520	-2,285
Total	-2,000	-30,640		-288	-8,994	-41,922
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.
5	The retirement age of the former CEO, Catrin Fransson and the current CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of their respective fixed salary.
6	Employed since June 1, 2021.

Total Expenditure on Remuneration

Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration structures in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management apply to SEK. Moreover, SEK applies the State’s ownership policy and guidelines on terms of employment for senior executives at state-owned companies 2020. In accordance with these regulations, SEK’s Annual General Meeting has established a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2021 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies and should be reasonable. Remuneration to senior executives consists of fixed salary, severance pay, pension benefits and other benefits.

SEK’s remuneration guidelines are designed to create conditions for being an attractive and healthy workplace. The remuneration system at SEK aligns with the Company’s operational goals and risk strategy, corporate culture and values, and measures taken to avoid conflicts of interest. Remuneration to employees is mainly determined at fixed amounts and provided solely in monetary means.

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management team, for the Head of Compliance, and potentially for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s variable remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee met five times in 2023.

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

The IRE system is discretionary in nature, in that all outcomes are subject to deferred payment and the Board takes all decisions regarding results and payments. Before an individual receives any IRE payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IRE outcome. The outcome at the Company level is conditional on the actual return exceeding a predetermined target. If appropriate, actual return is adjusted for the impact of non-operational items and unexpectedly high risk-taking. Of the profit that corresponds to any excess return, a percentage accrues to the IRE at the Company level. The outcome at the Company level is capped at a maximum of two months’ salary, calculated on the basis of all Company employees entitled to IRE. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of two months’ salary, calculated on the basis of all department’s employees entitled to IRE. The final test is at the Individual level. This test assesses the performance and behavior of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of the lower amount corresponding to 1.5 times the outcome at the main function level or an amount corresponding to EUR 50,000. Accordingly, the maximum outcome for any individual is three months’ salary or an amount corresponding to EUR 50,000. The total outcome for all employees encompassed by IRE in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IRE paid.

SEK’s remuneration policy is designed in such a way that the Company may decide that remuneration that is subject to deferred disbursement may be withheld, in part or full, if it subsequently transpires that the performance criteria have not been fulfilled or if the employee has breached certain internal rules or terminated employment. The same applies if disbursement would not be justifiable by the Company’s financial situation. Moreover, the outcome may also be adjusted if credit losses, or recoveries of credit losses, have occurred after the relevant income year, but are deemed to be attributable to that year.

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

The retirement age is 65 for all senior executives. The pension terms, conditions for termination of employment and other terms of employment for the senior executives follow the current Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020, where the BTP plan is included as an approved, collectively bargained, defined-benefit and defined-contribution pension plan. Since the 2017 Annual General Meeting, the new guidelines apply when appointing new senior executives at SEK. Pension provisions for senior executives in SEK are limited to 30 percent of pensionable income for retirement and survivors’ pension. Due to SEK’s implementation of a defined-benefit pension plan, the BTP plan, resulting from a collective agreement between the BAO and the Financial Sector Union of Sweden, covering employees in the banking and finance industries, the contribution for retirement and survivors’ pension can exceed 30 percent. In 2021, parties to the Banking Institutions Employers’ Organization (BAO) agreement area agreed to strengthen the provision for occupational pensions under the BTP plan. The expanded provision means that the employer will make an additional contribution of 2 percent to the occupational pension. This is enabled by exchanging a holiday pay supplement of 1.45 percent for a higher pension premium. SEK began to apply the enhanced pension on January 1, 2022, in accordance with the pension agreement.

For the senior executives, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance arising out of applicable collective agreements as well as travel insurance and private health insurance. Other benefits offered by the employer include per diem allowances, wellness benefit, health insurance and household services.

Pensions

The employees of SEK have a collectively bargained pension plan through the BTP plan, which is the most significant pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance companies SPP and SEB. The BTP-plan includes both defined-benefit and defined-contribution pension plans.

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

The cost for defined-benefit plans is allocated over the employee’s service period. The obligations are valued at the present value of the expected future disbursements, taking into consideration assumptions such as expected future pay increases, rate of inflation and mortality rates. Changes in actuarial assumptions and experience-based adjustments to obligations may result in actuarial gains or losses. These actuarial gains and losses are reported together with the difference between the actual and expected return on pension assets in other comprehensive income as incurred. Service cost, gains/losses from changes in plans, and the interest net of pension assets and liabilities are recognized in profit or loss. SEK participate in various collective pension plans covering all employees. Sufficient information is available to allow the calculation of SEK’s proportionate share in the defined-benefit liabilities, assets and the costs for these plans. The future costs of the plans may change accordingly if the underlying assumptions of the plans change.

Total pension cost for defined benefit and defined contribution obligations

Skr mn	2023	2022	2021
Service cost	-3	-5	-7
Regulation of pension obligations	0	0	0
Interest cost, net	-1	-1	-1
Pension cost for defined benefit pensions, incl. payroll tax	-4	-6	-8
Pension cost for defined contribution pension cost incl. payroll tax	-66	-66	-58
Pension cost recognized in personnel costs	-70	-72	-66

Actuarial gains (+) and losses (-) on defined benefit obligation during period	-22	92	23
Return above expected return, gains (+) and losses (-) on plan assets	-5	-28	1
Change in the effect of the asset ceiling excluding interest	21	-21	—
Revaluation of defined benefit plans	-6	43	24

Net value of defined benefit pension obligations

Skr mn	2023	2022	2021
Defined benefit obligations	191	167	258
Plan assets	-181	-180	-201
Restriction due to the asset ceiling	—	21	—
Provision for pensions, net obligation[1]	10	8	57
1	See Note 21.

Development of defined benefit obligations

Skr mn	2023	2022	2021
Defined benefit obligation, opening balance	167	258	277
Service cost	3	5	7
Interest cost	6	4	3
Pension Payments incl. special payroll tax	-8	-8	-7
Actuarial gains (-) and losses (+), effect due to changed demographic assumptions	1	—	-2
Actuarial gains (-) and losses (+), effect due to changed financial assumptions	22	-98	-24
Actuarial gains (-) and losses (+), effect due to experience based outcome	0	6	4
Defined benefit obligation, closing balance	191	167	258

Development of plan assets related to defined benefit obligation

Skr mn	2023	2022	2021
Fair value of plan assets, opening balance	180	201	195
Expected return on plan assets	6	4	2
Contributions by the employer[1]	7	10	9
Benefits paid[2]	-7	-7	-6
Return on plan assets excluding interest income	-5	-28	1
Fair value of plan assets, closing balance	181	180	201
1	Expected contribution from the employer in the following year is Skr 5 million (2022: Skr 6 million), excluding payroll tax.
2	Expected compensation paid in the following year is Skr 8 million (2022: Skr 8 million).

Distribution of plan assets related to defined benefit obligation

Skr mn	2023	2022	2021
Domestic equity investments	5	4	4
Foreign equity investments	26	22	24
Domestic government bonds	29	29	34
Domestic corporate bonds	11	9	12
Mortgage bonds	45	39	57
Other Investments	38	48	44
Properties	27	29	26
Total plan assets	181	180	201

Principal actuarial assumptions used end of year

Percent	2023	2022	2021
Discount rate	3.4	4.0	1.8
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	2.0	2.0
Expected lifetime	DUS23	DUS21	DUS21
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome			Positive outcome
Skr mn	2023	2022	2021	2023	2022	2021
Discount rate	-1%	-1%	-1%	+1%	+1%	+1%
Defined benefit obligation	235	227	329	156	151	206
Service cost	4	4	7	2	3	4
Interest cost	5	6	2	7	7	6

Expected lifetime	+1 year	+1 year	+1 year	-1 year	-1 year	-1 year
Defined benefit obligation	200	193	270	182	176	245
Service cost	3	3	5	3	3	5
Interest cost	7	7	5	6	6	4

Net reconciliation of pension liabilities

Skr mn	2023	2022	2021
Pension liabilities, opening balance	8	57	82
Net periodic pension cost	4	6	8
Contributions by the employer	-7	-10	-8
Net pension payments	-1	-2	-1
Revaluations recognized in other comprehensive income	6	-43	-24
Pension liabilities, closing balance	10	8	57

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2023 for defined benefit pensions amounts to Skr 4 million (2022: Skr 6 million).

As of December 31, 2023, the expected weighted average remaining service time for active employees was 10.48 years (2022: 11.68 years), the expected weighted average duration for the present value was 15.81 years (2022: 15.75 years) and the average salary for active employees was Skr 0.9 million (2022: Skr 0.9 million).

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

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees

	2023	2022	2021
Women	131	132	127
Men	142	134	129
Total average number of employees	273	266	256

Equality and diversity

	2023	2022	2021
Allocation of women/men on the Board of Directors	63/37	63/37	43/57
Allocation of women/men in SEK’s executive management	42/58	45/55	36/64
Allocation of women/men in management positions	53/47	52/48	45/55
Allocation of women/men at SEK in total	48/52	48/52	50/50

Note 6. Other administrative expenses

Skr mn	2023	2022	2021
Travel expenses and marketing	-10	-9	-3
IT and information system (fees incl.)	-165	-163	-167
Other fees	-32	-33	-44
Premises	-9	-7	-11
Other	-6	-4	-6
Total other administrative expenses	-222	-216	-231

Remuneration to auditors

Skr mn	2023	2022	2021
Öhrlings PricewaterhouseCoopers AB:
Audit fees[1]	-10	-9	-8
Audit related fees[2]	—	—	—
Tax related fees[3]	—	—	—
Other fees[4]	-3	-2	-3
Total	-13	-11	-11
1	Fees related to audit of annual financial statements and reviews of interim financial statements.
2	Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.
3	Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.
4	Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax related fees above.

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

Skr mn	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Net book value
Tangible assets	34	42	40
Right-of-use assets	123	144	152
Intangible assets	88	121	139
Total net book value	245	307	331
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-88	-94	-80

For disclosures on right-of-use assets see Note 8.

Note 8. Leasing

SEK as lessee

All leases with the exception of short-term and low-value leases, are recognized as a right-of-use asset subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities, see Note 7 and Note 19. The right-of-use assets and the lease liability relate to rental premises. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which it is not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 91 million (2022: Skr 88 million) for a period of 3 years. Reassessments of extensions and terminations options are made upon the occurrence of either a significant event or a significant change in circumstances that is within the control of SEK and will affect the assessment of whether it is reasonably certain to exercise the option.

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

Right-of-use assets

Skr mn	2023	2022
Opening balance	144	152
Depreciation	-26	-24
Addition[1]	5	16
Closing balance	123	144
1	There have been canceled leases and new leases.

Accounted for in profit or loss

Skr mn	2023	2022
Depreciation charge on right-of-use assets	-26	-24
Interest expenses on lease liability	-1	-1
Expenses relating to short-term leases[1]	-1	0
Expenses relating to low-value leases[1]	-1	-1
Variable lease fees[1]	-6	-3
Total amount accounted for in profit or loss	-35	-29
1	Accounted for under Other administrative expenses.

Lease liability

Skr mn	2023	2022
Opening balance	147	153
Interest expenses accrued	1	1
Payments of lease liability	-28	-23
Addition[1]	5	16
Closing balance	125	147
1	There have been canceled and new leases.

Contractual flows of lease liability

Skr mn	2023	2022
Within 1 year	28	28
Between 1 and 5 years	99	122
More than 5 years	—	—
Discounting effect	-2	-3
Closing balance	125	147

The total cash outflow for leases in 2023 was Skr 36 million (2022: Skr 27 million).

SEK as lessor

All SEK’s leasing transactions, where SEK is the lessor, are classified as financial leases. When making such classification, all aspects regarding the leasing contract, including third-party guarantees, are taken into account. A reconciliation between the gross investment in the leases and the present value of minimum lease payments receivable at the end of the reporting period can be found below. Future lease payments receivable will mature in the following periods. Any lease payment that is received from a lessee is divided into two components for the purposes of measurement: one component constituting a repayment of the loan and the other component recognized as interest income. The leases are included in the line item Loans to the public in the Statement of Financial Position.

	December 31, 2023		December 31, 2022
		Present value		Present value
		of minimum		of minimum
Skr mn	Gross investment	lease payments	Gross investment	lease payments
Within 1 year	34	33	109	106
Between 1 and 5 years	128	112	118	104
More than 5 years	13	10	60	46
Total	175	155	287	256
Unearned finance income	—	19	—	32

Note 9. Impairments

	Loans in
	the form
	of interest-	Loans to
	bearing	credit	Loans to the
Skr mn	securities	institutions	public	Off-balance	Total
2023
Expected credit losses, stage 1	1	1	-34	-4	-36
Expected credit losses, stage 2	3	0	-22	-21	-40
Expected credit losses, stage 3	-260	—	-252	-1	-513
Established credit losses	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—
Recovered credit losses	—	—	4	—	4
Net credit losses	-256	1	-304	-26	-585
2022
Expected credit losses, stage 1	-9	1	-26	-4	-38
Expected credit losses, stage 2	4	0	3	-1	6
Expected credit losses, stage 3	—	—	-15	0	-15
Established credit losses	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—
Recovered credit losses	—	—	12	1	13
Net credit losses	-5	1	-26	-4	-34
2021
Expected credit losses, stage 1	7	2	50	1	60
Expected credit losses, stage 2	6	0	23	0	29
Expected credit losses, stage 3	—	—	-46	0	-46
Established credit losses	—	—	-52	—	-52
Reserves applied to cover established credit losses	—	—	49	—	49
Recovered credit losses	—	—	1	—	1
Net credit losses	13	2	25	1	41

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

	December 31, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	50,148	80	1,282	51,510	51,401	2,882	—	54,283
Loans to credit institutions	7,914	—	—	7,914	11,147	310	—	11,457
Loans to the public	181,830	34,836	7,970	224,636	167,354	33,851	6,713	207,918
Total, loans, before expected credit losses	239,892	34,916	9,252	284,060	229,902	37,043	6,713	273,658
Off balance, before expected credit losses
Guarantees	6,079	1,163	229	7,471	3,902	900	—	4,802
Committed undisbursed loans	32,292	18,211	4,472	54,975	49,492	20,620	5,257	75,369
Total, off balance, before expected credit losses	38,371	19,374	4,701	62,446	53,394	21,520	5,257	80,171
Total, before expected credit losses	278,263	54,290	13,953	346,506	283,296	58,563	11,970	353,829
of which guaranteed (percent)	62.9	92.8	87.7	68.6	62.9	92.6	98.7	68.9
Loss allowance, loans
Loans in the form of interest-bearing securities	-23	0	-260	-283	-23	-3	—	-26
Loans to credit institutions	-3	—	—	-3	-2	0	—	-2
Loans to the public	-125	-40	-306	-471	-93	-19	-70	-182
Total, loss allowance, loans	-151	-40	-566	-757	-118	-22	-70	-210
Loss allowance, off balance[1]
Guarantees	0	0	-1	-1	0	0	—	0
Committed undisbursed loans	-16	-21	0	-37	-12	-1	0	-13
Total, loss allowance, off balance	-16	-21	-1	-38	-12	-1	0	-13
Total, loss allowance	-167	-61	-567	-795	-130	-23	-70	-223
Provision ratio (percent)	0.06	0.11	4.07	0.23	0.05	0.04	0.58	0.06
1	Recognized under provision in the Consolidated Statement of Financial Position.

Loans and off balance, before loss allowance

	December 31, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	283,296	58,563	11,970	353,829	228,489	66,651	2,389	297,529
Increase due to origination and acquisition	93,373	25,709	1,323	120,405	125,243	5,451	2,453	133,147
Transfer to stage 1	2,108	-2,986	—	-878	5,788	-7,798	—	-2,010
Transfer to stage 2	-3,852	3,142	—	-710	-4,447	3,845	—	-602
Transfer to stage 3	-1,993	-1,159	2,962	-190	-7,980	-725	7,502	-1,203
Decrease due to derecognition	-94,669	-28,979	-2,302	-125,950	-63,797	-8,861	-374	-73,032
Closing balance	278,263	54,290	13,953	346,506	283,296	58,563	11,970	353,829

Loss allowance

	December 31, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-130	-23	-70	-223	-88	-28	-48	-164
Increases due to origination and acquisition	-68	-33	-36	-137	-67	-3	0	-70
Net remeasurement of loss allowance	3	4	8	15	5	9	9	23
Transfer to stage 1	0	0	—	0	-1	7	—	6
Transfer to stage 2	3	-25	—	-22	1	-12	—	-11
Transfer to stage 3	2	0	-493	-491	1	3	-23	-19
Decreases due to derecognition	24	14	8	46	22	2	0	24
Decrease in allowance account due to write-offs	—	—	—	—	—	—	—	—
Exchange-rate differences[1]	-1	2	16	17	-3	-1	-8	-12
Closing balance	-167	-61	-567	-795	-130	-23	-70	-223
1	Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

Provisions for ECLs are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard, normally distributed where zero indicates a neutral economy where the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.0 and 0.2 for the various probability of default (PD) segments. The base scenarios have been weighted at 70 percent, the downturn scenarios have been weighted at 30 percent, and the upturn scenarios have been weighted at zero percent between the different PD-segments.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of December 31, 2023.

Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	—	—	—	—	—	—	—	—
AA+ to A-	31,934	—	—	31,934	28,382	—	—	28,382
BBB+ to BBB-	152,502	960	—	153,462	150,441	3,085	—	153,526
BB+ to BB-	40,413	26,267	—	66,680	38,523	25,309	—	63,832
B+ to B-	14,848	4,781	—	19,629	12,396	6,663	—	19,059
CCC to D	195	2,908	9,252	12,355	160	1,986	6,713	8,859
Total, before expected credit losses	239,892	34,916	9,252	284,060	229,902	37,043	6,713	273,658

More information regarding SEK’s Credit Policy is found in Note 26 and Note 30.

Note 10. Taxes

Skr mn	2023	2022	2021
Income tax
Adjustment previous year	—	0	0
Current tax	-323	-304	-272
Deferred tax	-1	-1	1
Total income tax	-324	-305	-271

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Deferred tax	-13	25	—
Tax on items not to be reclassified to profit or loss
Current tax	5	-20	5
Deferred tax	1	-10	-5
Income tax related to other comprehensive income	-7	-5	0

Reconciliation of effective tax rate
The Swedish corporate tax rate (percent)	20.6	20.6	20.6
Profit before taxes	1,568	1,471	1,305
National tax based on profit before taxes	-323	-303	-269
Tax effects of:
Non-taxable income	0	0	0
Non-deductible expenses	-7	-2	-3
Tax effect of the tax credit for investments in equipment	6	—	1
Other	—	—	—
Total tax	-324	-305	-271
Effective tax expense (percent)	20.7	20.7	20.8

Deferred taxes

Skr mn	2023	2022
Deferred tax assets concerning:
Temporary differences, related to pensions	0	0
Temporary differences, related to cash flow hedges	12	25
Temporary differences, related to lease liabilities	26	30
Offset deferred tax liability temporary differences related to right-of-use assets	-25	-30
Total deferred tax assets	13	25

No deductible loss carry forwards existed as of December 31, 2023, or December 31, 2022.

Change in deferred taxes

Skr mn	2023	2022
Opening balance	25	11
Change through profit or loss	-1	-1
Change in other comprehensive income	-13	15
Closing balance	13	25

Note 11. Loans and liquidity investments

	Dec 31,	Dec 31,
Skr mn	2023	2022
Loans:
Loans in the form of interest--bearing securities	51,227	54,257
Loans to credit institutions	19,009	22,145
Loans to the public	224,165	207,737
Less:
Cash collateral under the security agreements for derivative contracts[1]	-11,098	-10,691
Total lending portfolio	283,303	273,448

Liquidity investments:
Cash and cash equivalents	3,482	4,060
Treasuries/government bonds	11,525	15,048
Other interest-bearing securities except loans	41,561	57,144
Total liquidity investments	56,568	76,252
of which issued by public authorities	10,760	19,014

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2023	2022
Sum of amounts exceeding nominal	51	87
Sum of amounts falling below nominal	-652	-479

Outstanding loans per business area

			of which the CIRR-system
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Skr mn	2023	2022	2023	2022
Lending to Swedish exporters	134,914	128,399	—	—
Lending to exporters’ customers	148,389	145,049	101,361	94,241
Total lending portfolio[1]	283,303	273,448	101,361	94,241
1	Including concessionary loans in the amount of Skr 174 million (year-end 2022: Skr 361 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2023
	Financial assets at fair value		Amortized cost	Total
		Derivatives used
		for hedge
Skr mn	Mandatorily	accounting
Cash and cash equivalents	—	—	3,482	3,482
Treasuries/government bonds	11,525	—	—	11,525
Other interest-bearing securities except loans	41,561	—	—	41,561
Loans in the form of interest-bearing securities	—	—	51,227	51,227
Loans to credit institutions	—	—	19,009	19,009
Loans to the public	—	—	224,165	224,165
Derivatives	5,686	746	—	6,432
Total financial assets	58,772	746	297,883	357,401

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

Financial liabilities by accounting category

	December 31, 2023
	Financial liabilities at fair value
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	3,628	3,628
Debt securities issued	0	20,499	—	293,609	314,108
Derivatives	9,469	—	3,168	—	12,637
Total financial liabilities	9,469	20,499	3,168	297,237	330,373

	December 31, 2022
	Financial liabilities at fair value
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	7,153	7,153
Debt securities issued	0	28,788	—	290,329	319,117
Derivatives	953	—	12,234	—	13,187
Total financial liabilities	953	28,788	12,234	297,482	339,457

Note 13. Financial assets and liabilities at fair value

	December 31, 2023
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	3,482	3,482	—
Treasuries/governments bonds	11,525	11,525	—
Other interest-bearing securities except loans	41,561	41,561	—
Loans in the form of interest-bearing securities	51,227	52,519	1,292
Loans to credit institutions	19,009	19,260	251
Loans to the public	224,165	223,759	-406
Derivatives	6,432	6,432	—
Total financial assets	357,401	358,538	1,137

Borrowing from credit institutions	3,628	3,628	—
Debt securities issued	314,108	313,931	-177
Derivatives	12,637	12,637	—
Total financial liabilities	330,373	330,196	-177

	December 31, 2022
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	4,060	4,060	—
Treasuries/governments bonds	15,048	15,048	—
Other interest-bearing securities except loans	57,144	57,144	—
Loans in the form of interest-bearing securities	54,257	54,877	620
Loans to credit institutions	22,145	21,747	-398
Loans to the public	207,737	204,543	-3,194
Derivatives	10,304	10,304	—
Total financial assets	370,695	367,723	-2,972

Borrowing from credit institutions	7,153	7,153	—
Borrowing from the public	—	—	—
Debt securities issued	319,117	318,900	-217
Derivatives	13,187	13,187	—
Total financial liabilities	339,457	339,240	-217

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

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2023
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	3,482	—	—	3,482	3,482
Loans in the form of interest-bearing securities	1,146	51,373	—	52,519	51,227
Loans to credit institutions	—	19,260	—	19,260	19,009
Loans to the public	—	223,759	—	223,759	224,165
Total financial assets in fair value hierarchy	4,628	294,392	—	299,020	297,883

	December 31, 2022
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	4,060	—	—	4,060	4,060
Loans in the form of interest-bearing securities	1,446	53,431	—	54,877	54,257
Loans to credit institutions	—	21,747	—	21,747	22,145
Loans to the public	—	204,543	—	204,543	207,737
Total financial assets in fair value hierarchy	5,506	279,721	—	285,227	288,199

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2023
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	3,628	—	3,628	3,628
Debt securities issued	—	293,433	—	293,433	293,609
Total financial liabilities in fair value hierarchy	—	297,061	—	297,061	297,237

	December 31, 2022
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	7,153	—	7,153	7,153
Debt securities issued	—	290,112	—	290,112	290,329
Total financial liabilities in fair value hierarchy	—	297,265	—	297,265	297,482

Financial assets reported at fair value in fair value hierarchy

	December 31, 2023
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,030	10,495	—	11,525
Other interest-bearing securities except loans	17,161	24,400	—	41,561
Derivatives	—	6,377	55	6,432
Total financial assets in fair value hierarchy	18,191	41,272	55	59,518

	December 31, 2022
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	2,366	12,682	—	15,048
Other interest-bearing securities except loans	21,342	35,802	—	57,144
Derivatives	—	10,201	103	10,304
Total financial assets in fair value hierarchy	23,708	58,685	103	82,496

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2023
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	12,228	8,271	20,499
Derivatives	—	10,303	2,334	12,637
Total financial liabilities in fair value hierarchy	—	22,531	10,605	33,136

	December 31, 2022
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	2,252	26,536	28,788
Derivatives	—	8,568	4,619	13,187
Total financial liabilities in fair value hierarchy	—	10,820	31,155	41,975

Transfers of Skr 11,291 million for debt securities issued and Skr -27 million for derivatives were made from level 3 to level 2, due to fewer elements of assessment in the valuation (year-end 2022: There were no transfers between levels during the period).

Financial assets and liabilities at fair value in Level 3

	December 31, 2023
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Currency
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange- rate	Dec 31,
Skr mn	2023	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2023
Debt securities issued	-26,536	-180	10,202	-1,912	11,291	-1,927	-207	998	-8,271
Derivatives, net	-4,516	—	1,416	—	-27	1,419	—	-571	-2,279
Net assets and liabilities	-31,052	-180	11,618	-1,912	11,264	-508	-207	427	-10,550

	December 31, 2022
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Currency
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange- rate	Dec 31,
Skr mn	2022	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2022
Debt securities issued	-32,555	-4,267	10,255	—	—	2,641	-52	-2,558	-26,536
Derivatives, net	-2,037	0	221	—	—	-616	—	-2,084	-4,516
Net assets and liabilities	-34,592	-4,267	10,476	—	—	2,025	-52	-4,642	-31,052
1	Gains and losses through profit or loss, including the impact of exchange rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2023, amounted to a Skr -27 million loss (year-end 2022: Skr 2,024 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3-instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations.The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/-0.12, which represents the level SEK uses within its prudent valuation framework. For level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/-10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis - level 3

Assets and liabilities	December 31, 2023
		Unobservable	Range of estimates for
Skr mn	Fair value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-997	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-1,156	Correlation	0.12 - (0.12)	Option Model	-22	22
Other	-126	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-2,279				-22	22
Equity	-3,594	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
FX	-4,529	Correlation	0.12 - (0.12)	Option Model	23	-23
		Credit spreads	10BP - (10BP)	Discounted cash flow	22	-22
Other	-148	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-8,271				47	-47
Total effect on total comprehensive income					25	-25

Assets and liabilities	December 31, 2022
		Unobservable	Range of estimates for
Skr mn	Fair value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-2,890	Correlation	0.12 - (0.12)	Option Model	-13	13
Interest rate	13	Correlation	0.12 - (0.12)	Option Model	—	—
FX	-1,528	Correlation	0.12 - (0.12)	Option Model	-34	34
Other	-111	Correlation	0.12 - (0.12)	Option Model	—	—
Sum derivatives, net	-4,516				-47	47
Equity	-10,797	Correlation	0.12 - (0.12)	Option Model	13	-13
		Credit spreads	10BP - (10BP)	Discounted cash flow	14	-14
Interest rate	-8,817	Correlation	0.12 - (0.12)	Option Model	—	—
		Credit spreads	10BP - (10BP)	Discounted cash flow	102	-102
FX	-6,750	Correlation	0.12 - (0.12)	Option Model	36	-36
		Credit spreads	10BP - (10BP)	Discounted cash flow	36	-36
Other	-172	Correlation	0.12 - (0.12)	Option Model	—	—
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-26,536				202	-202
Total effect on total comprehensive income					155	-155

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

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value origination
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
Skr mn	December 31, 2023	December 31, 2022	2023	2022
CVA/DVA, net[1]	-39	-51	11	-37
OCA[2]	-55	-32	-23	100
1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflect how the counterparties’ credit risk as well as SEK’s own credit rating affect the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2023			December 31, 2022
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts[1]	Fair value	Fair value	amounts[1]
Interest rate-related contracts	3,918	1,720	483,545	2,396	2,119	423,124
of which in fair value hedges	-980	486	258,157	560	8,282	247,039
of which in cash flow hedges	-60	—	5,000	—	123	5,000
Currency-related contracts	2,509	9,789	158,019	7,897	8,056	189,323
of which in fair value hedges	1,786	2,682	36,236	1,026	3,829	29,479
Equity-related contracts	5	1,002	3,722	11	2,901	12,022
Contracts related to commodities, credit risk, etc.	—	126	5,533	—	111	3,330
Total derivatives[2]	6,432	12,637	650,819	10,304	13,187	627,799
1	Nominal amounts before set-off.
2	All derivatives are used for economic hedging purposes.

Maturity analysis of the nominal amounts of hedging instruments

	December 31, 2023
		1 year		Nominal
Skr mn	< 1 year	< 5 years	> 5 years	amounts
Interest rate-related contracts
Hedge of fixed rate assets	58,119	168,837	25,436	252,392
Hedge of fixed rate liabilities	—	2,301	3,464	5,765
Hedge of floating rate assets	—	5,000	—	5,000
Currency-related contracts
Hedge of fixed rate assets	152	13,371	5,777	19,300
Hedge of fixed rate liabilities	2,583	12,908	1,445	16,936

	December 31, 2022
		1 year		Nominal
Skr mn	< 1 year	< 5 years	> 5 years	amounts
Interest rate-related contracts
Hedge of fixed rate assets	1	111	921	1,033
Hedge of fixed rate liabilities	88,652	136,730	20,624	246,006
Hedge of floating rate assets	—	5,000	—	5,000
Currency-related contracts
Hedge of fixed rate assets	3,824	4,442	558	8,824
Hedge of fixed rate liabilities	5,160	12,908	2,587	20,655

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts

	December 31, 2023		December 31, 2022
Assets		Fair value hedge		Fair value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Loans in the form of interest-bearing securities	12,852	-648	12,757	-1,089
Loans to credit institutions	1,002	-15	988	-45
Loans to the public	12,612	-127	14,371	-514
Total	26,466	-790	28,116	-1,648

	December 31, 2023		December 31, 2022
Liabilities		Fair value hedge		Fair value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Debt securities issued	256,561	-1,622	235,370	-9,312
Total	256,561	-1,622	235,370	-9,312

For disclosure on hedge ineffectiveness of fair value hedges see Note 4 Net results of financial transactions.

Cash flow hedge effectiveness

Skr mn	2023	2022
Changes in fair value of hedging instruments	63	-122
Changes in value of hedged items uses as a basis for recognizing hedge ineffectiveness	-60	126
Hedge ineffectiveness recognized in profit or loss[1]	—	—
Hedging gain or losses recognized in other comprehensive income	63	-122

1 Recognized in the line item “Net result of financial transactions”.

Cash flow hedge reserve

Skr mn	2023	2022
Opening balance January 1	-97	—
Valuation gains and losses	122	-137
Tax on valuation gains and losses	-25	28
Transferred to the income statement	-59	15
Tax on transfers to the income statement	12	-3
Other comprehensive income, net of tax	50	-97
Total comprehensive income	50	-97
Closing balance December 31	-47	-97
of which relates to continuing hedges for which hedge accounting is applied	-47	-97
of which relates to hedging relationships for which hedge accounting is no longer applied	—	—

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2023	Dec 31, 2022
Gross amounts of recognized financial assets	10,705	19,557
Amounts offset in the Statement of Financial Position	-4,273	-9,253
Net amounts of financial assets presented in the Statement of Financial Position	6,432	10,304
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-2,049	-3,749
Cash collateral received	-3,573	-6,539
Net amount	810	16

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2023	Dec 31, 2022
Gross amounts of recognized financial liabilities	16,910	22,440
Amounts offset in the Statement of Financial Position	-4,273	-9,253
Net amounts of financial liabilities presented in the Statement of Financial Position	12,637	13,187
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-2,049	-3,749
Cash collateral paid	-10,353	-9,186
Net amount	235	252

Note 15. Shares

Since March 2018, SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

Shares in subsidiaries

	December 31, 2023		December 31, 2022
Skr mn	Book value	Number of shares	Book value	Number of shares
SEKETT AB (reg. no 559132-9668)	0	50	0	50

Note 16. Other assets

Skr mn	Dec 31, 2023	Dec 31, 2022
Claim against the State for CIRR-loans and concessionary loans	3	17
Cash receivables, funding operations	177	201
Other	96	67
Total	276	285

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2023	Dec 31, 2022
Interest income accrued	7,938	4,121
Prepaid expenses and other accrued revenues	56	41
Total	7,994	4,162

Note 18. Debt

	December 31, 2023
	Debt excl.	Debt
Skr mn	debt securities issued	securities issued	Total
Exchange-rate related contracts	—	6,368	6,368
Interest rate related contracts	3,628	303,998	307,626
Equity related contracts	—	3,594	3,594
Contracts related to raw materials, credit risk etc.	—	148	148
Total debt outstanding	3,628	314,108	317,736

					Other
of which denominated in:	Skr	USD	JPY	EUR	currencies	Total
	17,029	200,222	8,139	61,325	31,021	317,736

	December 31, 2022
	Debt excl. debt securities	Debt securities
Skr mn	issued	issued	Total
Exchange-rate related contracts	—	8,714	8,714
Interest rate related contracts	7,153	299,240	306,393
Equity related contracts	—	10,797	10,797
Contracts related to raw materials, credit risk etc.	—	366	366
Total debt outstanding	7,153	319,117	326,270

					Other
of which denominated in:	Skr	USD	JPY	EUR	currencies	Total
	13,656	238,055	17,596	32,664	24,299	326,270

SEK’s Borrowing programs, value outstanding1

Skr mn	December 31, 2023	December 31, 2022
Medium-term note program:
Unlimited Euro Medium-Term Note Program	111,510	96,474
Unlimited SEC-registered U.S. Medium-Term Note Program	173,821	186,138
Unlimited Swedish Medium-Term Note Program	435	452
Unlimited MTN/STN AUD Debt Issuance Program	11,181	4,297
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Program	3,232	19,412
USD 4,000,000,000 Euro-Commercial Paper Program	10,932	6,283
1	Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	January 1, 2023	Cash Flow	Exchange rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2023
Senior debt	326,270	-8,642	-9,628	9,736		—	317,736
Lease liability	147	-28	0	5	[1]	1	125
Derivatives, net	2,883	2,868	4,118	-3,664		—	6,205
Total liabilities in financing activities	329,300	-5,802	-5,510	6,077		1	324,066

			Non-cash items
Skr mn	January 1, 2022	Cash Flow	Exchange rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2022
Senior debt	295,000	10,793	33,075	-12,598		—	326,270
Lease liability	153	-23	0	16	[1]	1	147
Derivatives, net	6,310	9,770	-7,591	-5,606		—	2,883
Total liabilities in financing activities	301,463	20,540	25,484	-18,188		1	329,300
1	Attributable to an increase in leasing debts due to new leasing agreements.

Note 19. Other liabilities

Skr mn	Dec 31, 2023	Dec 31, 2022
Liability against the State for CIRR-loans and concessionary loans	3,641	8,509
Cash payables, debt purchases	176	982
Other	455	751
Total	4,272	10,242

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2023	Dec 31, 2022
Interest expenses accrued	8,333	4,110
Other accrued expenses and prepaid revenues	54	62
Total	8,387	4,172

Note 21. Provisions

	Consolidated Group
Skr mn	December 31, 2023	December 31, 2022
Pension liabilities[1]	10	8
Long term employee benefit	3	7
Off balance, expected credit losses[2]	38	13
Total	51	28
1	See Note 5.
2	Provisions for expected credit losses for off-balance-sheet exposures, in accordance with IFRS 9, see Note 9.

Note 22. Equity

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

Proposal for the distribution of profits

The results of the Consolidated Group’s operations during the year and its financial position at December 31, 2023, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group and related notes.

The Board has decided to propose to the Annual General Meeting the payment of a dividend of 20 percent of the year’s profit, corresponding to Skr 248 million (year-end 2022: –), in accordance with the Company’s dividend policy of 20-40 percent. The following proposal regarding distribution of profits relates to the Parent Company.

Skr mn
At the disposal of the Annual General Meeting	18,577
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 62.24 per share, amounting to	248
Remaining disposable funds to be carried forward	18,329

Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2023	Dec 31, 2022
Collateral provided
Cash collateral under the security agreements for derivative contracts	11,098	10,691

Contingent liabilities
Guarantee commitments	7,471	4,802

Commitments
Committed undisbursed loans	54,975	75,369

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

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2023, concessionary loans outstanding amounted to Skr 174 million (year-end 2022: Skr 361 million) and operating profit for the program amounted to Skr -17 million for the period January-December 2023 (2022: Skr -19 million). SEK´s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (2022: Skr 1 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2023	2022
Interest income	2,329	2,231
Interest expenses	-1,904	-2,012
Interest compensation	—	2
Foreign exchange effects	1	3
Profit before compensation to SEK	426	224
Administrative remuneration to SEK	-260	-236
Operating profit CIRR-system	166	-12
Reimbursement to (-) / from (+) the State	-166	12

Statement of financial position for the CIRR-system

Skr mn	Dec 31, 2023	Dec 31, 2022
Cash and cash equivalents	1	1
Loans	101,361	94,241
Derivatives	4,334	8,571
Other assets	179	218
Prepaid expenses and accrued revenues	1,711	1,597
Total assets	107,586	104,628

Liabilities	105,642	103,336
Derivatives	859	—
Accrued expenses and prepaid revenues	1,085	1,292
Total liabilities and equity	107,586	104,628

Commitments
Committed undisbursed loans	36,505	56,265

Note 25. Capital adequacy

Capital Adequacy Analysis

	December 31, 2023	December 31, 2022
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.3	20.6
Tier 1 capital ratio	21.3	20.6
Total capital ratio	21.3	20.6
1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffers.

	December 31, 2023		December 31, 2022
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,377	8.0	8,074	8.0
of which Tier 1 requirement of 6 percent	6,283	6.0	6,056	6.0
of which minimum requirement of 4.5 percent	4,712	4.5	4,542	4.5
Pillar 2 capital requirements[3]	3,843	3.7	3,704	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	10,084	9.6	9,013	8.9
Capital buffer requirements	4,271	4.1	3,330	3.3
of which Capital conservation buffer	2,618	2.5	2,523	2.5
of which Countercyclical buffer	1,653	1.6	807	0.8
Pillar 2 guidance[5]	1,571	1.5	1,514	1.5
Total risk-based capital requirement including Pillar 2 guidance	18,062	17.2	16,622	16.5
1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firm).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA SREP.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital - that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	On September 29, 2021, the Swedish FSA notified SEK, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	December 31, 2023	December 31, 2022
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	232,462	241,239
Off-balance sheet exposures	8,529	7,357
Total exposure measure	240,991	248,596
Leverage ratio[2]	9.3%	8.4%
1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2023		December 31, 2022
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,230	3.0	7,458	3.0
Pillar 2 guidance[2]	361	0.2	373	0.2
Total capital requirement relating to leverage ratio	7,591	3.2	7,831	3.2
1	Expressed as a percentage of total exposure amount.
2	On September 29, 2021, the Swedish FSA notified SEK, within the latest SREP, that SEK should hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Own funds — adjusting items

	Parent Company
	Dec 31,	Dec 31,
Skr mn	2023	2022
Share capital[1]	3,990	3,990
Retained earnings	17,403	16,133
Accumulated other comprehensive income and other reserves	234	212
Independently reviewed profit net of any foreseeable charge or dividend	972	1,009
Common Equity Tier 1 (CET1) capital before regulatory adjustments	22,599	21,344
Additional value adjustments due to prudent valuation[2]	-85	-474
Intangible assets	-34	-44
Fair value reserves related to gains or losses on cash flow hedges	47	97
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	28	9
Negative amounts resulting from the calculation of expected loss amounts	-221	-94
Insufficient coverage for non-performing exposures	-12	—
Total regulatory adjustments to Common Equity Tier 1 capital	-277	-506
Total Common Equity Tier 1 capital	22,322	20,838
Total Own funds	22,322	20,838
1	For a detailed description of the instruments constituting share capital, see Note 22.
2	During the fourth quarter of 2023, SEK has switched accounting method from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101.

Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2023			December 31, 2022
		Risk	Min.		Risk	Min.
		exposure	capital		exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk, standardized approach
Corporates	4,219	4,206	337	3,012	2,987	239
Default exposures	77	77	6	102	102	8
Total credit risk, standardized approach	4,296	4,283	343	3,114	3,089	247
Credit risk, IRB approach
Central governments	211,650	9,416	753	242,609	11,018	882
Financial institutions[2]	33,236	6,580	526	33,299	6,356	508
Corporates[3]	144,559	76,038	6,083	136,849	72,779	5,822
Non-credit-obligation assets	284	284	23	351	351	28
Total credit risk IRB approach	389,729	92,318	7,385	413,108	90,504	7,240
Credit valuation adjustment risk	n.a.	2,490	199	n.a.	2,565	205
Foreign exchange risk	n.a.	1,174	94	n.a.	800	64
Commodity risk	n.a.	7	1	n.a.	19	2
Operational risk	n.a.	4,442	355	n.a.	3,949	316
Total	394,025	104,714	8,377	416,222	100,926	8,074
1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivative contracts: EAD Skr 7,127 million (year-end 2022: Skr 6,355 million), Risk exposure amount of Skr 2,167 million (year-end 2022: Skr 2,022 million) and Capital requirement of Skr 173 million (year-end 2022: Skr 162 million).
3	Of which related to Specialized lending: EAD Skr 7,315 million (year-end 2022 Skr 6,112 million), Risk exposure amount of Skr 5,757 million (year-end 2022: Skr 4,412 million) and Capital requirement of Skr 461 million (year-end 2022: Skr 353 million).

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

	December 31, 2023					December 31, 2022
	AAA	A+					A+	BBB+
	to AA-	to A–	BBB+	BB+ to B–	CCC to D	AAA to AA-	to A–	to BBB–	BB+ to B–	CCC to D
	0.003%–	0.02–	to BBB–	0.45–	38.28–	0.003%–	0.02–	0.10–	0.45–	38.28–
Skr mn	0.01%	0.06%	0.10–0.27%	7.69%	100%	0.01%	0.06%	0.27%	7.69%	100%
Central governments
EAD	208,956	2,678	—	15	1	238,038	4,556	—	15	—
Average PD in %	0.003	0.05	—	1.2	100.0	0.003	0.04	—	2.0	—
Average LGD in %	45.0	45.0	—	45.0	45.0	45.0	45.0	—	45.0	—
Average risk weight in %	4.2	20.9	—	105.2	—	4.3	17.4	—	122.5	—

	December 31, 2023					December 31, 2022
		A+					A+
	AAA	to A–	BBB+	BB+ to B–	CCC to D	AAA	to A–	BBB+	BB+ to B–	CCC to D
	to AA- 0.01%-	0.06–	to BBB–	0.50–	28.91–	to AA-	0.06–	to BBB–	0.50–	28.91–
Skr mn	0.04%	0.11%	0.16–0.32%	8.27%	100%	0.01%–0.04%	0.11%	0.16–0.32%	8.27%	100%
Financial institutions
EAD	10,986	21,184	1,000	66	—	12,662	19,471	1,089	77	—
Average PD in %	0.04	0.07	0.30	1.16	—	0.04	0.07	0.27	1.18	—
Average LGD in %	35.7	29.9	45.0	45.0	—	34.9	30.8	45.0	45.0	—
Average risk weight in %	24.4	34.3	76.0	129.5	—	17.2	19.8	71.1	130.4	—
Corporates
EAD	4,130	30,668	68,751	32,716	979	3,374	25,955	71,615	29,774	18
Average PD in %	0.02	0.08	0.23	0.81	99.9	0.03	0.09	0.24	0.74	88.4
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	16.6	27.2	50.2	86.9	0.5	13.2	25.8	50.4	84.3	42.9

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

Capital buffer requirements

SEK meets capital buffer requirements with Common Equity Tier 1 capital as of December 31, 2023. The Swedish FSA has not classified SEK as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. At December 31, 2023, the capital requirement related to credit risk exposures in Sweden was 73 percent (year-end 2022: 71 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may impact SEK, but the potential effect is limited since most buffer requirements from relevant credit exposures relate to Sweden. As of December 31, 2023, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.13 percentage points (year-end 2022: 0.09 percentage points).

Leverage ratio

The leverage ratio is a metric that was introduced in 2015. A capital base requirement amounts to 3 percent and is calculated on the total leverage ratio exposure measure. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit risk exposures that have been weighted with a factor depending on the type of exposure. The leverage ratio as of December 31, 2023 was 9.3 percent.

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

Internally assessed capital adequacy

Skr mn	Dec 31, 2023	Dec 31, 2022
Credit risk	7,350	7,202
Operational risk	434	311
Market risk	1,065	1,466
Other risks	199	205
Capital planning buffer	1,700	2,697
Total	10,748	11,881

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see Note 30.

Liquidity coverage

Skr bn, 12 month average	Dec 31, 2023	Dec 31, 2022
Total liquid assets	73.9	58.4
Net liquidity outflows[1]	16.4	10.9
Liquidity outflows	29.3	25.0
Liquidity inflows	13.9	15.7
Liquidity Coverage Ratio	605%	784%
1	Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	Dec 31, 2023	Dec 31, 2022
Available stable funding	276.3	235.2
Requiring stable funding	210.5	198.2
Net Stable Funding Ratio	131%	119%

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

The Company’s Board establishes an overall framework for SEK’s risk management in the form of policies, risk appetite, capital targets (decided at the Annual General Meeting) and limits. For credit risk, a number of measures are defined for risk appetite. SEK’s risk appetite for credit risk is low. SEK has a natural concentration risk to the Swedish export industry. The Board also decides on the Company’s policy for sustainable business. All credit decisions are to be made in line with the decision-making mandate structure established by the Board for delegated decision-making. SEK’s credit-decision structure and established mandates are built on a decision-making structure based on the duality principle, thus ensuring thorough analysis and assessment of all credit propositions.

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

In the credit assessment process, all of SEK’s counterparties must be risk classified and assigned an internal risk class. In case of internal risk classification, SEK performs its own analysis of the counterparty. The potential impact of ESG factors is taken account of on the counterparty’s repayment ability. In the risk classification process for companies, risk drivers and transmission channels are assessed for the specific counterparty and from a sector perspective. The analysis is based on public information found in, for example, annual and sustainability reports as well as on information obtained through dialogue with the counterparty. The analysis assesses, among other things, how the counterparty manages and mitigates ESG - related risks such as policy changes, technological advances and/or shifts in consumer preferences. The risks can affect the counterparty’s creditworthiness, for example through reduced sales, lower profitability, stranded assets and/or large investment costs (so-called transmission channels) and can lower the counterparty’s internal risk rating.

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

Counterparty risk in derivative contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs define the maximum permissible risk levels in form of threshold amounts. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts and the minimum transfer amount under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. There are no thresholds in SEK’s CSAs for variation margin. Additionally, SEK is monitoring the new initial margin requirements for non-centrally cleared transactions according to the European Markets Infrastructure Regulation (EMIR). Furthermore, interest derivative contracts are cleared with a central counterpart according to EMIR. SEK measures the exposures from counterparty risk by using the standardized approach (SA-CCR) described in the CRR.

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

The credit portfolio is subject to regular stress tests. The results of the scenario analyses and stress tests are reported to the Board and the Finance and Risk Committee on a regular basis. Reporting of credit risk in different segments comprises a central feature of the reporting of credit risk to the Board, the Board’s Finance and Risk Committee, management and the Credit Committee. The senior management and the Board’s Finance and Risk Committee approves all material changes regarding SEK’s IRB system. SEK’s IRB system is validated by the independent risk function at least once annually.

Risk information

For a supplementary and expanded account of the credit risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2023”.

Risk information, credit risk

The following table shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents and derivatives, which are recognized at the carrying amount. Maximum credit risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

	December 31, 2023
	Maximum credit risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	3,482
Treasuries/government bonds	11,525	—
Other interest-bearing securities except loans	41,657	—
Loans in the form of interest-bearing securities	—	51,922
Loans to credit institutions	—	12,560
Loans to the public	—	283,931
Derivatives	6,432	—
Total financial assets	59,614	351,895

	December 31, 2022
	Maximum credit risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	4,060
Treasuries/government bonds	15,049	—
Other interest-bearing securities except loans	57,226	—
Loans in the form of interest-bearing securities	—	54,528
Loans to credit institutions	—	20,374
Loans to the public	—	280,620
Derivatives	10,304	—
Total financial assets	82,579	359,582

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees and insurance policies as credit risk hedges. The credit quality of financial assets is assessed using internal and external ratings.

	December 31, 2023
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	1,000	2,476	5	1	—	3,482
Treasuries/government bonds	—	11,525	—	—	—	11,525
Other interest-bearing securities except loans	20,572	20,989	—	0	—	41,561
Loans in the form of interest-bearing securities	2,927	17,761	28,782	1,154	603	51,227
Loans to credit institutions	2,918	13,879	1,607	605	—	19,009
Loans to the public	121,022	29,134	39,548	33,798	663	224,165
Derivatives	—	6,354	41	37	—	6,432
Total financial assets	148,439	102,118	69,983	35,595	1,266	357,401
Committed undisbursed loans	47,522	410	2,421	4,467	155	54,975

	December 31, 2022
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	3,000	1,060	—	—	—	4,060
Treasuries/government bonds	1,106	13,942	—	—	—	15,048
Other interest-bearing securities except loans	29,922	27,222	—	—	—	57,144
Loans in the form of interest-bearing securities	3,031	16,949	30,238	4,039	—	54,257
Loans to credit institutions	6,434	13,115	2,480	116	—	22,145
Loans to the public	113,495	27,062	39,597	27,468	115	207,737
Derivatives	—	10,257	47	—	—	10,304
Total financial assets	156,988	109,607	72,362	31,623	115	370,695
Committed undisbursed loans	66,058	1,389	5,284	2,638	—	75,369

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2023
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	3.5	-0.8	1.8	—	—	—	2.5	0.0
Treasuries/government bonds	11.5	0.0	11.5	—	—	—	—	—
Other interest-bearing securities except loans	41.6	-0.1	14.1	10.1	4.0	—	13.5	—
Loans in the form of interest-bearing securities	51.2	-0.8	3.1	—	—	—	—	48.9
Loans to credit institutions including cash and cash equivalents[1]	19.0	11.0	2.5	1.0	—	—	3.2	1.3
Loans to the public	224.2	-1.7	125.9	0.8	1.0	—	6.6	91.6
Derivatives	6.4	-0.7	—	—	—	—	7.1	0.0
Other assets	0.3	0.1	0.2	—	—	—	—	—
Total financial assets	357.7	7.0	159.1	11.9	5.0	—	32.9	141.8
Contingent liabilities and commitments[2]	62.4	-0.1	46.8	0.7	0.0	—	0.4	14.6
Total	420.1	6.9	205.9	12.6	5.0	—	33.3	156.4

	December 31, 2022
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	4.1	—	3.0	—	—	—	1.1	0.0
Treasuries/government bonds	15.0	—	15.0	—	—	—	—	—
Other interest-bearing securities except loans	57.1	-0.1	15.0	20.2	5.3	2.1	14.6	—
Loans in the form of interest-bearing securities	54.3	-0.2	3.0	—	—	—	—	51.5
Loans to credit institutions including cash and cash equivalents[1]	22.1	10.7	5.9	1.5	—	—	3.3	0.7
Loans to the public	207.7	-1.3	120.2	0.7	0.8	—	7.1	80.2
Derivatives	10.3	3.9	—	—	—	—	6.4	0.0
Other assets	0.3	0.3	—	—	—	—	—	—
Total financial assets	370.9	13.3	162.1	22.4	6.1	2.1	32.5	132.4
Contingent liabilities and commitments[2]	80.3	-0.3	65.2	0.9	0.4	—	1.1	13.0
Total	451.2	13.0	227.3	23.3	6.5	2.1	33.6	145.4
1	Skr 11.1 billion (2022: Skr 10.7 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.
2	Contingent liabilities and commitments, except cash collateral.

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

Total net exposures

	Interest-bearing securities				Committed undisbursed loans,
	and lending				derivatives, etc.				Total
Skr bn	Dec 31, 2023		Dec 31, 2022		Dec 31, 2023		Dec 31, 2022		Dec 31, 2023		Dec 31, 2022
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	159.1	46.3	162.3	46.2	46.8	67.2	65.0	75.0	205.9	49.8	227.3	51.9
Regional governments	11.9	3.5	22.5	6.4	0.7	1.0	0.8	0.9	12.6	3.0	23.3	5.3
Multilateral development banks	5.0	1.4	6.1	1.7	0.0	0.0	0.4	0.5	5.0	1.2	6.5	1.5
Public sector entity	—	—	2.1	0.6	—	—	—	—	—	—	2.1	0.5
Financial institutions	25.8	7.5	26.1	7.4	7.5	10.8	7.5	8.6	33.3	8.1	33.6	7.6
Corporates	141.8	41.3	132.4	37.7	14.6	21.0	13.0	15.0	156.4	37.9	145.4	33.2
Total	343.6	100.0	351.5	100.0	69.6	100.0	86.7	100.0	413.2	100.0	438.2	100.0

Geographical breakdown of credit exposures

Geographical breakdown of gross exposures by exposure class

	December 31, 2023
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	26.4	2.3	0.5	—	42.5	10.0	17.1	—	98.8
Regional governments	1.1	—	—	—	—	8.9	1.3	0.1	11.4
Multilateral development banks	—	—	—	1.0	—	—	3.1	—	4.1
Financial institutions	—	—	0.0	1.4	—	17.7	8.5	6.7	34.3
Corporates	16.1	2.7	—	64.4	12.3	128.9	36.7	3.5	264.6
Total	43.6	5.0	0.5	66.8	54.8	165.5	66.7	10.3	413.2

	December 31, 2022
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	27.7	3.2	2.4	—	42.5	6.7	24.2	—	106.7
Regional governments	1.5	—	—	—	—	16.3	4.1	—	21.9
Multilateral development banks	—	0.3	—	1.1	—	—	3.9	—	5.3
Public sector entity	—	—	—	—	—	—	2.1	—	2.1
Financial institutions	—	—	0.0	0.8	—	16.4	10.0	6.8	34.0
Corporates	18.2	3.9	—	75.8	12.5	118.4	35.8	3.6	268.2
Total	47.4	7.4	2.4	77.7	55.0	157.8	80.1	10.4	438.2

Geographical breakdown of net exposures by exposure class

	December 31, 2023
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	0.0	0.2	0.5	0.5	—	180.9	21.7	2.1	205.9
Regional governments	—	—	—	—	—	11.2	1.3	0.1	12.6
Multilateral development banks	—	—	—	1.0	—	—	4.0	—	5.0
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	0.1	—	0.1	1.8	—	18.3	13.0	—	33.3
Corporates	0.6	0.8	2.4	6.7	3.7	98.2	43.3	0.9	156.4
Total	0.7	1.0	3.0	10.0	3.7	308.4	83.3	3.1	413.2

	December 31, 2022
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	0.0	0.3	2.4	0.8	—	191.3	30.3	2.2	227.3
Regional governments	—	—	—	—	—	19.2	4.1	—	23.3
Multilateral development banks	—	0.3	—	1.1	—	—	5.1	—	6.5
Public sector entity	—	—	—	—	—	—	2.1	—	2.1
Financial institutions	0.1	—	0.2	1.3	—	16.0	15.9	0.1	33.6
Corporates	0.2	1.0	1.3	6.5	3.8	97.0	34.4	1.2	145.4
Total	0.3	1.6	3.9	9.7	3.8	323.5	91.9	3.5	438.2

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

Impact of credit risk hedges

Gross exposures by exposure class

	December 31, 2023
								whereof subject
			Multilateral					to the write-down
	Central	Regional	development	Public	Financial			requirement in
Skr bn	government	governments	banks	Sector Entity	institutions	Corporates	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	70.6	1.1	—	—	6.7	99.7	178.1	178.1
of which, guarantees issued by the EKN	70.3	1.1	—	—	6.7	84.6	162.7	162.7
of which, guarantees issued by other export credit agencies	0.3	—	—	—	—	5.0	5.3	5.3
of which, other guarantees	—	—	—	—	—	10.1	10.1	10.1
Regional governments	—	—	—	—	1.0	1.3	2.3	2.3
Multilateral development banks	—	—	—	—	—	1.0	1.0	1.0
Financial institutions	0.1	—	—	—	—	6.7	6.8	6.8
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	—	6.7	6.8	6.8
Corporates	—	—	—	—	—	21.1	21.6	21.6
of which, credit insurance from insurance companies	—	—	—	—	—	18.1	18.6	18.6
of which, other guarantees	—	—	—	—	—	3.0	3.0	3.0
Total hedged exposures	71.2	1.1	—	—	7.7	129.8	209.8	209.8
Unhedged exposures[2]	27.6	10.3	4.1	—	26.6	134.8	203.4	144.1
Total	98.8	11.4	4.1	—	34.3	264.6	413.2	353.9

	December 31, 2022
								whereof subject
			Multilateral					to the write-down
	Central	Regional	development	Public	Financial			requirement in
Skr bn	government	governments	banks	Sector Entity	institutions	Corporates	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	72.7	1.5	—	—	8.2	113.1	195.5	195.5
of which, guarantees issued by the EKN	72.3	1.5	—	—	6.7	101.3	181.8	181.8
of which, guarantees issued by other export credit agencies	0.4	—	—	—	—	6.8	7.2	7.2
of which, other guarantees	—	—	—	—	1.5	5.0	6.5	6.5
Regional governments	—	—	—	—	—	1.3	1.3	1.3
Multilateral development banks	—	—	—	—	—	1.2	1.2	1.2
Financial institutions	0.1	—	—	—	—	7.7	7.8	7.8
of which, credit default swaps	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	—	7.7	7.8	7.8
Corporates	0.6	—	—	—	—	14.3	14.9	14.9
of which, credit insurance from insurance companies	0.6	—	—	—	—	11.5	12.1	12.1
of which, other guarantees	—	—	—	—	—	2.8	2.8	2.8
Total hedged exposures	73.4	1.5	—	—	8.2	137.6	220.7	220.7
Unhedged exposures[2]	33.3	20.4	5.3	2.1	25.8	130.6	217.5	145.3
Total	106.7	21.9	5.3	2.1	34.0	268.2	438.2	366.0
1	Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.
2	Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 29.2 billion (2022: Skr 24.5 billion) for corporates, Skr 0.0 billion (2022: Skr 0.0 billion) for financial institutions and Skr 0.0 billion (2022: Skr 0.0 billion) for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2023
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	4.2	1.3	—	—	0.2	9.1	14.8
France	6.4	—	—	—	2.5	2.6	11.5
Poland	—	—	—	—	6.7	2.2	8.9
United Kingdom	—	—	—	—	0.1	7.8	7.9
Norway	—	—	—	—	0.1	6.8	6.9
Denmark	—	—	—	—	2.5	4.0	6.5
Germany	3.5	—	—	—	1.3	0.3	5.1
Spain	—	—	—	—	1.4	2.0	3.4
Austria	3.1	—	—	—	—	0.2	3.3
Luxembourg	—	—	3.1	—	—	—	3.1
Italy	—	—	—	—	—	1.5	1.5
Portugal	—	—	—	—	—	1.3	1.3
Serbia	—	—	—	—	—	0.7	0.7
Netherlands	—	—	—	—	0.1	0.5	0.6
Ireland	—	—	—	—	0.2	0.3	0.5
Belgium	—	—	—	—	—	0.4	0.4
Estonia	—	—	—	—	—	0.1	0.1
Czech Republic	—	—	—	—	—	0.1	0.1
Lithuania	—	—	—	—	—	0.1	0.1
Latvia	—	0.1	—	—	—	0.0	0.1
Russian Federation	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.0	0.0
Total	17.2	1.4	3.1	—	15.1	40.2	77.0

	December 31, 2022
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	0.0	4.1	—	—	0.2	9.3	13.6
United Kingdom	4.1	—	—	—	0.2	8.0	12.3
Germany	7.3	—	—	2.1	0.6	0.1	10.1
France	5.6	—	—	—	2.5	1.9	10.0
Poland	—	—	—	—	6.7	2.4	9.1
Norway	—	—	—	—	0.1	6.6	6.7
Austria	5.9	—	—	—	—	–	5.9
Denmark	0.6	—	—	—	2.6	2.1	5.3
Spain	—	—	—	—	0.8	3.3	4.1
Netherlands	0.6	—	—	—	2.8	0.6	4.0
Luxembourg	—	—	3.8	—	0.0	–	3.8
Italy	—	—	—	—	—	2.0	2.0
Portugal	—	—	—	—	—	1.0	1.0
Ireland	—	—	—	—	0.3	0.3	0.6
Serbia	—	—	—	—	—	0.5	0.5
Belgium	—	—	—	—	—	0.5	0.5
Lithuania	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Russian Federation	—	—	—	—	—	0.1	0.1
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	24.1	4.1	3.8	2.1	16.9	39.4	90.4

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2023
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
France	8.6	—	—	—	1.9	5.6	16.1
Luxembourg	—	—	4.0	—	—	8.2	12.2
Finland	4.6	1.3	—	—	0.4	5.1	11.4
Germany	3.9	—	—	—	2.4	3.1	9.4
United Kingdom	—	—	—	—	2.5	4.6	7.1
Denmark	0.8	—	—	—	2.5	3.6	6.9
Norway	0.5	—	—	—	0.1	5.1	5.7
Belgium	—	—	—	—	0.7	3.0	3.7
Austria	3.1	—	—	—	—	0.2	3.3
Spain	—	—	—	—	2.1	0.5	2.6
Ireland	—	—	—	—	0.3	1.9	2.2
Poland	2.1	—	—	—	—	0.1	2.2
Portugal	—	—	—	—	—	1.3	1.3
Netherlands	0.2	—	—	—	0.1	0.3	0.6
Switzerland	—	—	—	—	0.0	0.6	0.6
Serbia	—	—	—	—	—	0.4	0.4
Italy	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Czech Republic	—	—	—	—	—	0.1	0.1
Lithuania	—	—	—	—	—	0.1	0.1
Latvia	—	0.1	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	23.8	1.4	4.0	—	13.0	44.3	86.5

	December 31, 2022
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
France	8.9	—	—	—	3.4	3.9	16.2
Germany	7.9	—	—	2.1	1.8	1.3	13.1
Finland	0.7	4.1	—	—	0.3	6.5	11.6
Luxembourg	—	—	5.1	—	0.0	5.5	10.6
United Kingdom	4.1	—	—	—	2.0	4.4	10.5
Austria	5.9	—	—	—	—	—	5.9
Denmark	1.4	—	—	—	2.6	1.6	5.6
Norway	0.6	—	—	—	0.1	4.7	5.4
Netherlands	0.8	—	—	—	2.9	0.3	4.0
Belgium	—	—	—	—	0.9	2.3	3.2
Poland	2.2	—	—	—	—	0.1	2.3
Spain	—	—	—	—	1.6	0.7	2.3
Ireland	—	—	—	—	0.1	1.4	1.5
Portugal	—	—	—	—	—	1.0	1.0
Switzerland	—	—	—	—	0.1	0.5	0.6
Serbia	—	—	—	—	—	0.5	0.5
Lithuania	—	—	—	—	—	0.2	0.2
Italy	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	—	—	—	0.1	—	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	32.5	4.1	5.1	2.1	15.9	35.6	95.3

Corporate exposures, broken down by industry1

	December 31, 2023		December 31, 2022
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	80.8	16.3	94.6	16.6
Industrials	70.1	56.1	62.4	49.6
Consumer goods	32.7	26.7	32.7	26.4
Utilities	27.8	11.1	30.7	14.7
Materials	31.1	17.7	27.4	15.8
Finance	13.7	24.3	13.3	19.1
Energy	3.7	0.7	4.1	0.7
Healthcare	3.5	2.7	2.8	2.3
Real Estate	0.9	0.5	—	—
Other	0.3	0.3	0.2	0.2
Total	264.6	156.4	268.2	145.4
1	In accordance with the reporting standard (GICS).

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

ESG - related factors can give rise to movements in the financial markets, which can affect SEK’s market risk. The assessment is that ESG - related factors currently do not have a significant impact on SEK’s market risk.

Risk measurement

The following describes how SEK measures market risk internally. The State compensates SEK for all interest rate differentials, borrowing costs and net foreign-exchange losses within the CIRR-system (see Note 1). The CIRR-system is therefore reported separately.

Risk to net interest income

The risk to net interest income (NII) pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and repricing periods, as well as cases where funding and lending are not matched in terms of currency and where those imbalances are managed by the use of derivatives. The primary way of measuring the risk to NII is by shifting all interest rates 100 basis points and all cross-currency basis spreads 20 basis points over the next 12-month period. At the end of 2023, the risk to NII from changes in interest rates and cross-currency basis spreads amounted to Skr 173 million (year-end 2022: Skr 201 million).

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

Stressed VaR (sVaR) is calculated using the same risk factors and overall methodology as VaR, but where a one-year stressed period is applied instead. Stressed VaR is measured at a 99 percent confidence level. At the end of 2023, sVaR for positions affecting own funds amounted to Skr 51 million (year-end 2022: Skr 83 million), the main risk drivers being basis spreads and interest rates.

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

SEK’s interest rate volatility risk is mainly attributable to embedded interest rate floors in lending transactions, while equity and commodity risks, as well as FX volatility risks, only arise from structured borrowing. Although all structured cash flows are matched through a hedging swap, there could be an impact on SEK’s result. These risks are low, and arise because valuation of the bond, but not the swap, takes SEK’s own credit spread into account.

Risk monitoring

Market risks are measured, analyzed and reported to senior management on a daily basis. Cases where limits are exceeded are escalated without delay and managed pursuant to documented instructions. Market risk development and stress tests are reported to management on a monthly basis, and to the Board and the Board’s Finance and Risk Committee quarterly.

Risk information

For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2023”.

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1 percent).

	2023		2022
		of which, financial instruments		of which, financial instruments
		measured at fair		measured at fair
		value through profit or		value
Skr mn	Total	loss	Total	through profit or loss
Foreign currency	-159	142	-101	167
Swedish kronor	-160	55	-351	18
Total	-319	197	-452	185

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1 percent).

	2023			2022
		of which, financial instruments		of which, financial instruments
		measured at fair		measured at fair
		value through profit or		value
Skr mn	Total	loss	Total	through profit or loss
Foreign currency	311	-128	129	-179
Swedish kronor	240	-53	437	-15
Total	551	-181	566	-194

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

	December 31, 2023			December 31, 2022
	Exchange		Currency positions	Exchange		Currency positions
Currency	rate	Share (%)	(Skr mn)	rate	Share (%)	(Skr mn)
USD	10.0332	1.7	-423	10.4055	0.5	-133
AUD	6.8410	1.1	271	7.0533	0.4	85
MXN	0.5938	0.5	-116	0.5360	0.5	-121
CHF	11.9767	0.3	62	11.2623	0.2	52
GBP	12.7874	0.3	-62	12.5567	0.3	-63
BRL	2.0687	0.3	-62	1.9705	0.1	-16
CLP	0.0115	0.2	-37	0.0121	0.3	-74
EUR	11.1091	0.0	-2	11.1122	0.7	-178
Other	—	0.9	-41	—	0.4	87
Total foreign currency position		5.3	-410		3.4	-361

In accordance with SEK’s strategy for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr -7 million (year-end 2022: Skr 13 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts.

Skr mn	December 31, 2023	December 31, 2022
Total assets	365,929	375,474
of which, denominated in foreign currencies	233,855	291,952
Total liabilities	343,083	353,899
of which, denominated in foreign currencies	234,264	292,313

Liquidity risk

Liquidity risk is the risk, within a defined period of time, of the Company not being able to refinance its existing assets or being unable to meet the need for increased liquidity. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices in order to meet payment commitments. Liquidity risk encompasses financing risk and market liquidity risk.

Risk management

SEK’s Board has overall responsibility for liquidity risk and establishes policy documents for liquidity risk management. In addition, the CEO establishes instructions for operational management. Liquidity risk is managed operationally by the Treasury function. Liquidity risk is measured and reported regularly to the relevant managers, senior management, the CEO, and the Board and its committees. SEK’s risk appetite for both operative and structural liquidity risk is low and SEK’s overall strategy is to reduce the liquidity risks arising from SEK’s business strategy.

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

SEK’s borrowing strategy is regulated in the Financing and liquidity Strategy Policy, which is established by the Board’s Finance and Risk Committee. For the purpose of ensuring access to short-term funding, SEK has revolving borrowing programs for maturities of less than one year, including a US Commercial Paper Program (UCP) and a European Commercial Paper program (ECP). To secure access to substantial volumes of non-current borrowing, and to ensure that insufficient liquidity or investment appetite among individual borrowing sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets. With regard to maturity, no refinance risk is allowed on an aggregated level.

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

ESG-related risks can impact liquidity risks directly, through transmission channels like limitation to raise funds or difficulties to divest liquid assets, or indirectly in the form of increased drawdowns on credit lines from customers. Considering SEK’s assets, the conclusion is that ESG-risks currently does not have a significant impact on SEK’s liquidity risk.

Risk measurement

In the short term, liquidity risk is monitored mainly through measurement of the liquidity coverage ratio (LCR), which shows SEK’s highly liquid assets in relation to its net cash outflows for the next 30 calendar days. Cash flow forecasts of up to one year are prepared regularly according to various scenarios. SEK’s policy for long-term structural liquidity risk is not to accept refinancing risk on an aggregated level. Forecasts are made of the relationship between borrowing, including equity, and lending over time. A net stable funding ratio (NSFR) is also estimated. The NSFR measures the volume of available stable funding in relation to the need for stable funding. SEK also performs regular liquidity stress tests.

Risk monitoring

Liquidity risk is monitored through regular analysis and reporting to the Executive Committee, the Board’s Finance and Risk Committee, the Board of Directors and the Treasury function. Reports are submitted to the Board on a regular basis and cover monitoring of LCR, NSFR, internal metrics, liquidity portfolio composition and liquidity stress tests.

Risk information

For a supplementary and expanded account of the liquidity and refinancing risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2023”.

Liquidity reserve1

	December 31, 2023
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	24.1	8.0	3.9	11.9	0.3
Securities issued or guaranteed by municipalities or other public entities	16.5	5.0	4.7	6.8	—
Covered bonds issued by other institutions	12.7	12.7	—	—	—
Balances with National Debt Office	1.0	1.0	—	—	—
Total liquidity reserve	54.3	26.7	8.6	18.7	0.3

	December 31, 2022
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	30.1	4.7	7.2	18.1	0.1
Securities issued or guaranteed by municipalities or other public entities	27.9	10.1	1.6	16.2	—
Covered bonds issued by other institutions	12.0	12.0	—	—	—
Balances with National Debt Office	3.0	3.0	—	—	—
Total liquidity reserve	73.0	29.8	8.8	34.3	0.1
1	The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments by remaining maturity (“M”)

Percent	Dec 31, 2023	Dec 31, 2022
M ≤ 1 year	82	90
1 year < M ≤ 3 years	18	10
M > 3 years	—	—

Key figures for liquidity risk

Percent	Dec 31, 2023	Dec 31, 2022
LCR under EU Commission’s delegated act	494	311
NSFR	131	119

Liquidity investments by exposure type

Percent	Dec 31, 2022	Dec 31, 2022
States and multilateral development banks	45	46
Local governments	29	37
Covered bonds	22	16
Financial institutions	3	1
Corporates	—	—

Contractual flows

	December 31, 2023
		Due	Due	Due	Due
	Due	1 month < 3	3 months < 1	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	months	year	years	years	years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	3,483	—	—	—	—	—	3,483	-1	3,482
Treasuries/government bonds	–	9,364	2,277	—	—	—	11,641	-116	11,525
Other interest-bearing securities except loans	11,646	12,476	7,826	10,590	—	—	42,538	-977	41,561
Loans in the form of interest - bearing securities	309	2,003	7,822	22,951	10,926	16,338	60,349	-9,122	51,227
Loans to credit institutions	11,681	135	1,717	1,777	944	4,389	20,643	-1,634	19,009
Loans to the public	7,672	9,948	42,957	86,141	43,403	63,114	253,235	-29,070	224,165
Derivatives	59	-55	-1,095	3,250	2,772	3,055	7,986	-1,554	6,432
of which cash inflow in currency derivatives	364	5,406	2,927	8,798	10,098	9,828	37,421
of which cash outflow in currency derivatives	-344	-5,363	-2,885	-8,151	-8,970	-9,000	-34,713
Total	34,850	33,871	61,504	124,709	58,045	86,896	399,875	-42,474	357,401
of which derivatives in hedge relationship	-103	-624	-3,007	1,495	1,711	2,031	1,503	-697	806

	December 31, 2023
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-3,628	—	—	—	—	—	-3,628	—	-3,628
Debt securities issued	-4,381	-30,826	-54,853	-159,014	-55,627	-56,548	-361,249	47,141	-314,108
Derivatives	-1,543	-1,919	-3,165	-2,805	-618	-1,372	-11,422	-1,215	-12,637
of which cash inflow in currency derivatives	8,391	12,358	39,175	29,220	3,285	2,237	94,666
of which cash outflow in currency derivatives	-9,283	-13,803	-42,143	-31,770	-3,577	-2,866	-103,442
Total	-9,552	-32,745	-58,018	-161,819	-56,245	-57,920	-376,299	45,926	-330,373
of which derivatives in hedge relationship	-37	-250	-1,014	-1,125	-189	-817	-3,432	264	-3,168
Commitments
Committed undisbursed loans	-2,188	-1,043	-15,063	-19,071	-2,843	40,208
Liquidity surplus (+)/ deficit (-)	23,110	83	-11,577	-56,181	-1,043	69,184	23,576
Accumulated liquidity surplus (+)/deficit (-)	23,110	23,193	11,616	-44,565	-45,608	23,576	23,576

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has additional available funds consisting of a credit facility with the Swedish National Debt Office,see Note 27. With regard to deficits in cash flow with maturities between one and three years and three and five years, SEK intends to refinance these through borrowing on the financial market.

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

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2022
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	> 5 years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	4,053	—	—	—	—	—	4,053	7	4,060
Treasuries/government bonds	4,149	8,749	2,223	—	—	—	15,121	-73	15,048
Other interest-bearing securities except loans	12,983	17,791	19,706	7,685	—	—	58,165	-1,021	57,144
Loans in the form of interest-bearing securities	368	317	9,257	22,498	14,449	17,893	64,782	-10,525	54,257
Loans to credit institutions	10,824	271	2,485	2,389	1,970	5,285	23,224	-1,079	22,145
Loans to the public	6,020	12,350	34,214	84,867	45,683	52,149	235,283	-27,546	207,737
Derivatives	1,035	2,700	3,485	1,066	1,065	2,682	12,033	-1,729	10,304
of which cash inflow in currency derivatives	5,461	17,826	43,773	14,767	6,076	6,012	93,915
of which cash outflow in currency derivatives	-4,544	-15,538	-40,380	-14,257	-5,250	-5,288	-85,257
Total	39,432	42,178	71,370	118,505	63,167	78,009	412,661	-41,966	370,695
of which derivatives in hedge relationship	-16	59	130	257	608	1,079	2,117	-531	1,586

	December 31, 2022
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-7,153	—	—	—	—	—	-7,153	0	-7,153
Borrowings from the public	—	—	—	—	—	—	—	—	—
Debt securities issued	-12,894	-31,803	-105,290	-121,741	-42,690	-49,181	-363,599	44,482	-319,117
Derivatives	-1,398	-3,467	-4,440	-3,407	632	673	-11,407	-1,780	-13,187
of which cash inflow in currency derivatives	881	10,948	15,660	25,532	4,782	3,793	61,596
of which cash outflow in currency derivatives	-1,064	-13,306	-17,293	-28,734	-5,069	-4,582	-70,048
Total	-21,445	-35,270	-109,730	-125,148	-42,058	-48,508	-382,159	42,702	-339,457
of which derivatives in hedge relationship	-426	-967	-5,642	-5,083	-546	-513	-13,177	943	-12,234
Commitments
Committed undisbursed loans	-4,871	-860	-26,663	-16,224	201	48,415
Liquidity surplus (+)/ deficit (-)	13,116	6,048	-65,023	-22,867	21,310	77,916	30,500
Accumulated liquidity surplus (+)/deficit (-)	13,116	19,164	-45,859	-68,726	-47,416	30,500	30,500

Operational risk

Operational risk is the risk of losses stemming from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risks, information and communications technology (ICT) and information security risks.

Risk management

All activities conducted within SEK are exposed to operational risks. The risk appetite for operational risk is low, which means that SEK does not accept any severe operational risks in its business. Active work is carried out to avoid and reduce operational risks to a level where they neither hinder nor prevent the implementation of SEK’s strategy and business plan. Costs associated with reducing operational risks must be reasonable and in proportion to the intended effects and the expected results of the mitigating actions. Managers of each of SEK’s main functions are responsible for the effective management of operational risk within their own function. To support operational risk management, SEK works in compliance with internal policy documents in accordance with SEK’s risk framework.

The risk function is responsible for independent monitoring and control of SEK’s operational risks.

Risk measurement

SEK measures operational risk levels at least every quarter. The risk level is based on an assessment of expected loss as a result of identified operational risks, the scope of loss due to incidents, key risk indicators and whether any breaches of rules related to operations requiring permits have occurred. SEK uses the standardized approach in calculating the capital requirement for operational risk.

Risk monitoring

SEK’s work on operational risk is conducted at all levels of the organization to ensure that the Company is able to identify and reduce risk. All risk-related incidents are registered in an IT-based incident reporting system. The root cause of each reported risk event is analyzed and actions are taken if necessary to prevent reoccurrence.

By means of the New Product Approval Process (NPAP), SEK prevents the Company from unknowingly taking on risks that it is unable to manage. All functions within SEK perform regular self-assessments of their operations in order to identify and reduce major risks. These assessments include identification of ICT and cybersecurity risks. The self-assessments and the subsequent analysis are coordinated with business planning and the internal capital assessment. The risk function carries out aggregated monitoring and analysis of the risks and action plans, as well as of significant operational risk events. Before an elevated risk is reduced, the implemented measures are tested to ensure that the risk has been reduced to an acceptable level.

The risk function reports regularly and at least quarterly to the CEO and the Board and follows up on operational risk against the risk appetite and examines reported incidents that indicate a critical risk by carrying out a consequential analysis and preparing an action plan in relation thereto. It also follows up on key risk indicators and their limit values, as well as deviations in compliance with internal rules for operational risk, such as risk policy and risk strategy.

Risk information

For a supplementary and expanded account of the operational risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2023”.

Sustainability risk

Sustainability risk is the risk that SEK’s lending operations or liquidity investments have a negative direct or indirect effect in the areas of ethics, anti-corruption, environment and climate, human rights or labor conditions (impact-out). Human rights include the rights of the child, labor conditions include gender equality and diversity, and ethics include tax transparency.

ESG factors are environmental, social and governance-related factors that could potentially have a positive or negative effect on the financial position or solvency of SEK’s counterparties and, ultimately, on SEK’s financial risks (impact-in). ESG factors have been integrated into SEK’s assessment of counterparties’ creditworthiness.

Transmission channels are the causal chains that explain how E, S and G factors and risk drivers can have a negative impact on SEK’s counterparties’ financial position or solvency and, by extension, affect SEK’s financial risks (impact-in risk). The transmission channels can be of a micro- or macroeconomic type.

Risk management

SEK’s sustainability risk management, including reporting, takes place from a double materiality perspective. This means that SEK continuously identifies, measures, controls and reports:

The risk that SEK’s operations directly or indirectly affect the environment and society negatively in the areas of environment and climate, social and governance (impact-out), as well as

The risk of negative financial impact on the Company as a result of current or future effects in the areas of environment and climate, social and governance (impact-in). Impact-in risks are managed within the financial risk categories.

The Board of Directors is ultimately responsible for ensuring that active and forward-looking sustainability work is conducted at SEK. The Board resolves on a sustainability strategy and goals in conjunction with the business plan and risk strategy, which include addressing sustainability risks. The Board also decides on SEK’s “Sustainable finance policy”, which stipulates basic principles for SEK’s lending. These principles also form the basis of the Company’s risk appetite for sustainability risk. SEK has a low to moderate risk appetite for sustainability risk (the net risk). The moderate aspect is related to environmental and climate risk. SEK does not enter into new business related to the financing of fossil fuel operations, but can still finance operations with high emissions, provided that these are deemed to contribute positively to the transition over time. In the coming years, when methods and data quality improve, SEK will be able to assess in a more robust way whether the emissions reduction trajectories for its counterparties’ operations are in line with the Paris Agreement’s 1.5 degree goal.

SEK’s uses a risk based approach for managing sustainability risks. This means that the SEK performs more and deeper analysis for transactions with a higher risk. SEK only engages in transactions for which SEK has conducted procedures for gaining understanding of the company and its business relations (know your customer activities) in accordance with current regulations. SEK’s process for managing sustainability risks is part of the regular credit process.

At the end of 2023 and within the annual review of SEK’s risk framework, the Board adopted a new risk taxonomy that will enter into force in 2024. The new risk taxonomy has been updated in such a way that the sustainability impact-out risks are now defined as environmental and climate risks, social risks and governance risks. In the updated taxonomy, these risks are categorized as top risks. Environmental and climate risks include risks related to climate change, water and marine resources, resource use and circular economy, pollution and biodiversity and ecosystems. Social risks include workers in the value chain, affected communities, consumers and end users as well as own employees. Governance risks include financial crime and business ethics.

Risk measurement

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

Risk monitoring

Sustainability risk is monitored through regular analysis of elevated risks, follow-up of the Company’s risk appetite and reporting to the Board of Directors. Project or project-related funding with an identified elevated sustainability risk is monitored via continuous checks of compliance with the agreement’s sustainability clauses. SEK performs stress tests for climate-related transitions risks annually in order to identify climate related financial (impact – in) risks. The results of the scenario analyses and stress tests are reported to the Executive Committee, the Finance and Risk Committee and to the Board.

Risk information

For a supplementary of the sustainability risk related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2023”.

Note 27. Transactions with related parties

SEK defines related parties to the Parent Company and the Consolidated Group as:

the shareholder, i.e., the Swedish State
companies and organizations that are controlled through a common owner, the Swedish State subsidiaries
key management personnel
other related parties

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 43 percent (year-end 2022: 43 percent) of the Company’s loans outstanding on December 31, 2023, were guaranteed by the Swedish State. The remuneration to EKN for the guarantees paid by SEK during 2023 amounted to Skr 46 million (2022: Skr 46 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR-system), and the State’s previous concessionary credits system, refer to Note 1 (e) and Note 24.

SEK has a Skr 175 billion (2022: Skr 175 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 140 billion (2022: Skr 162 billion), and for commercial export financing up to Skr 35 billion (2022: Skr 13 billion). In December, 2023, the credit facility was reduced to Skr 125 billion through 2024, of which Skr 10 billion can be used for commercial export financing.

SEK enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State. SEK also extends export credits, in the form of direct or pass-through loans, to entities related to the State. Transactions with such counterparties are conducted on the same terms, including interest rates and repayment schedules, as transactions with unrelated parties. The Group’s and the Parent Company’s transactions do not differ significantly. There are no internal transactions between the Parent Company and the subsidiary. For further information see Note 15.

Key management personnel include the following positions:

The Board of Directors

The Chief Executive Officer

Other executive directors

For information about remuneration and other benefits to key management personnel see Note 5.

Other related parties include close family members of key management personnel as well as companies which are controlled by key management personnel of SEK or controlled by close family members to key management personnel.

The following tables further summarize the Group’s transactions with its related parties.

	2023
			Companies and
			organizations controlled
	The shareholder,		through a common owner,
	the Swedish State		the Swedish State		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	1,000	97	—	—	1,000	97
Treasuries/government bonds	—	6	—	—	—	6
Other interest-bearing securities except loans	7,996	222	1,473	47	9,469	269
Loans in the form of interest--bearing securities	—	—	5,782	248	5,782	248
Loans to credit institutions	—	—	2,207	126	2,207	126
Loans to the public	—	—	660	32	660	32
Settlement claim against the State[1]	3	—	—	—	3	—
Total	8,999	325	10,122	453	19,121	778
Other liabilities	—	—	—	—	—	—
Settlement debt against the State[1]	3,641	—	—	—	3,641	—
Total	3,641	—	—	—	3,641	—

	2022
			Companies and
			organizations controlled
	The shareholder,		through a common owner,
	the Swedish State		the Swedish State		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	3,000	20	—	—	3,000	20
Treasuries/government bonds	—	2	—	—	—	2
Other interest-bearing securities except loans	3,499	24	2,185	11	5,684	35
Loans in the form of interest--bearing securities	—	—	5,349	64	5,349	64
Loans to credit institutions	—	—	2,417	54	2,417	54
Loans to the public	—	—	691	24	691	24
Settlement claim against the State[1]	17	—	—	—	17	—
Total	6,516	46	10,642	153	17,158	199
Other liabilities	—	2	—	—	—	2
Settlement debt against the State[1]	8,509	—	—	—	8,509	—
Total	8,509	2	—	—	8,509	2
1	For information about settlement claim or debt against the State, see Note 16, Note 19 and Note 24.

Note 28. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK has been directly affected by the reference interest rate reform primarily from its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. All LIBORs, except for certain USD LIBOR settings, ceased to exist by the end of 2021 and were replaced by alternative reference rates. The final LIBOR maturities ceased to exist following June 30, 2023. Nordic IBORs such as STIBOR, CIBOR and NIBOR are expected to continue to exist. SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling between counterparties the conversion of derivatives to a new reference interest rate during the reference interest rate reform. For lending contracts, conversion is handled by agreement. As of 31 December 2023, all contracts have been migrated from USD LIBOR. A few contracts use synthetic USD LIBOR. SEK has applied the relief under IFRS 9 Reform for new reference rates.

Note 29. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Note 30. Risk and capital management

SEK has a risk framework that is well-integrated in SEK’s organization and decision-making structure. The risk framework ensures that SEK can continuously identify, measure, govern, report and exercise control over the material risks that SEK is or can be exposed to.

Risk development 2023

The market trend in 2023 was dominated by geopolitical turmoil, such as Russia’s continued war in Ukraine, the armed conflict between Hamas and Israel, the Houthi militia’s attacks on commercial ships in the Red Sea, which had a negative effect on trade flows, high inflation and raised interest rates. Inflation slowed significantly in the fourth quarter, with declining long-term interest rates and a Swedish krona that showed some signs of recovery against both the EUR and the USD. The geopolitical turmoil gives rise to concern and uncertainty regarding the sustainability of the long-term interest rate trend. The Swedish economy is in recession and the National Institute of Economic Research states in the report Swedish Economy Report December 2023 that the recession will deepen in 2024.

In 2023, SEK recorded no confirmed credit losses but provisions for expected credit losses were up significantly year-on-year mainly due to exposures in stage 3. The prevailing macroeconomic uncertainty also resulted in further provisions being made.

At the end of the year, the total capital ratio was 21.3 percent (2022: 20.6 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio amounted to 21.3 percent (2022: 20.6 percent). The increase in the capital ratio primarily pertained to an increase in retained earnings.

The leverage ratio amounted to 9.3 percent (2022: 8.4 percent) at year-end. The year-on-year increase in the leverage ratio was attributable to larger Tier 1 Capital and lower total exposure.

SEK’s largest financial risks are credit risk in the amount of Skr 7.4 billion (2022: Skr 7.2 billion), market risk in the amount of Skr 1.1 billion (2022: Skr 1.5 billion) and operational risk in the amount of Skr 0.4 billion (2022: Skr 0.3 billion), in line with internally assessed capital requirements.

The Swedish National Debt Office has updated the resolution plan and the minimum requirement for own funds and eligible liabilities (MREL) for SEK. SEK has been assessed as being able to be wound up through normal insolvency proceedings without such a process leading to significant negative effects on financial stability. Accordingly, the MREL requirement has been limited to the total of SEK’s Pillar 1 and Pillar 2 requirements. The decision entails a change in the Swedish National Debt Office’s previous assessment and is the result of an in-depth review of how SEK should be managed in the event of a crisis.

Navigating the market became more difficult in 2023 due to geopolitical turmoil, and volatile interest rates and currencies. Despite this, SEK had healthy liquidity throughout the year with good capacity to manage operational and structural liquidity risk. The liquidity coverage ratio (LCR) was 494 percent (2022: 311 percent) at year-end. The net stable funding ratio (NSFR) amounted to 131 percent (2022: 119 percent) at year-end.

In the area of operational risks and specifically ICT and information security risks, the cyberthreat is deemed to have increased since Russia’s invasion of Ukraine. Due to the increasing threats, measures have been taken to strengthen SEK’s protection before, during and after a possible cyberattack. Cyberthreat landscape and security monitoring are important to detect and mitigate identified risks, threats and cyberattacks. Analyses of the security monitoring show that SEK is continuously exposed to cyberattacks and cyberthreats. The attacks and identified vulnerabilities are controlled and averted continuously and have not led to any significant incidents during the year.

Capital target

SEK’s capital target, which is one of the principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that regulatory requirements are met, even in the event of deep economic declines. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. The capital target for SEK’s total capital ratio shall amount to between two (2) and four (4) percentage points over the requirement communicated by the Swedish FSA. Moreover, SEK’s Common Equity Tier 1 ratio shall be in total at least four (4) percentage points above the requirement communicated by the Swedish FSA.

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

On December 31, 2023, SEK’s total capital ratio requirements, including Pillar 2 guidance, and CET1 ratio requirements, including Pillar 2 guidance, amounted to 17.2 percent and 12.1 percent, respectively (year-end 2022: 16.5 percent and 11.4 percent respectively). The requirements, including Pillar 2 guidance, should be compared to a total capital ratio and CET1 ratio that amounted to 21.3 percent on December 31, 2023 (year-end 2022: 20.6 percent).

Core risk management principles

SEK’s credit granting shall be made in a responsible manner. SEK must be selective in its choice of counterparties and clients in order to ensure that it continues to receive a high credit rating. SEK only lends funds to clients who have successfully undergone SEK’s procedure for gaining understanding of the customer and its business relations under know your customer, and have a business structure that complies with SEK’s mission of promoting the Swedish export industry.

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

SEK’s risk framework

Effective risk management and control in SEK are based on a sound risk culture, effective internal processes and a well-functioning control environment. SEK emphasizes the importance of high risk awareness among personnel and an understanding of the importance of preventive risk management to keep risk exposure within the determined level. SEK has a framework for risk management (risk framework) to seek to ensure that SEK can continuously identify, measure, manage, report and have control over the significant risks to which SEK is or may be exposed. The risk framework is described in the risk policy, which is adopted each year by the Board. See the illustration below.

In addition to being specified in the form of a risk strategy, a risk policy and risk appetite, risk governance is also specified in the form of a risk culture, in instructions, and in processes and limits. These policy documents describe the risk management process and define what activities and operations are included in the risk management process, and how they should be performed. The policy documents also indicate how responsibility is structured in terms of the execution, monitoring of and compliance with risk management.

Risk appetite

The risk appetite specifies the risk measurements that, in the opinion of the Board, provide information that is sufficient for the members of the Board to be well informed about the type and scope of the Company’s risks. The risk appetite is strongly connected to the Company’s loss capacity and thus to its own funds. At least on a quarterly basis, the Board is provided with a comprehensive update of risk exposures in relation to the risk appetite. Refer also to the table Detailed risk statement, where the risk appetite by risk class is described in detail.

Risk governance

The Board of Directors has ultimate responsibility for governing and monitoring risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines the overall risk governance by making decisions on such matters as risk strategy, risk policy and risk appetite. For a detailed description of the Board of Directors’ rules of procedure, refer to the Corporate Governance Report.

SEK has organized risk management in accordance with the principle of three lines of defense in the form of clear-cut separation of responsibility between the commercial and support operations that own the risks, the control functions that independently identify and monitor the risks and an internal audit function, which reviews, inter alia, the efficiency and integrity of risk management as well as the control functions; see the illustration below.

Risk management process

The Company’s risk management process encompasses: identification, measurement, management, reporting and control of those risks to which SEK is or can be exposed to. SEK’s risk management process consists of the following key elements:

Risk identification — at any given time, SEK must be aware of the risks to which it is or can be exposed. Risks are identified, in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processes, systems and through regular risk analyses. Risk identification is based on the work encompassed by daily operations as well as on established and recurring processes such as the incident management process, the risk workshop process and the New Product Approval Process (NPAP). The NPAP process shall ensure that an adequate risk and impact analysis is carried out, that risks identified in this analysis are adequately managed and that an adequate risk measurement is achieved before the introduction of new or significantly changed products, services, markets, processes and IT - systems in SEK’s operations. The same requirements apply in the event of major changes to SEK’s operations and organization due to, for example, new or amended regulations.

Risk measurement — the size of the risks is measured or assessed qualitatively as frequently as necessary. Material identified risks are taken into account by the measurement methods, which include forward-looking and backward-looking analyses. Where relevant, the analyses are complemented by expert assessments. Moreover, material risks are subject to regular stress tests using various scenarios.

Risk governance — SEK actively utilizes risk-reduction capabilities and control the development of risks over time to ensure that the business activities are kept within the established risk appetite and established limits. In addition, SEK also plans to ensure the continuity of business-critical processes and systems in the event of a crisis. Exercises and training regarding the management of situations in a crisis and/or that require crisis and/or continuity planning are performed continuously.

Reporting — SEK’s independent control functions present on a regular basis, at least quarterly, reports on the development of the Company’s significant risks to the Board, the Finance and Risk Committee (FRC) and the CEO. Risk reporting shall provide an accurate and comprehensive picture of SEK’s risk exposure.

Risk control — SEK checks and monitors capital targets, risk appetite, limits, risk management, and internal and external regulations to ensure that risk exposures are kept at an acceptable level for SEK and that the risk management is effective and appropriate. In addition, the control functions regularly test the effectiveness of internal controls in terms of their design and operational effectiveness. The test outcomes and follow-ups of any action plans are reported to the Board’s Audit Committee (AC).

Internal capital and liquidity assessment processes

The internal capital adequacy assessment process is an integral part of SEK’s strategic planning. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet the regulatory requirements under both normal and stressed financial conditions and to support SEK’s credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or can be exposed to. The internal capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate level of capital. Capital adequacy assessments are conducted at least for the forthcoming three-year period.

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

Refer also to the information about Pillar 2 guidance in the Capital target section. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA.

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

For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2023”, available at www.sek.se.

SEK’s risk framework

The risk framework encompasses the entire operations and is ultimately governed by SEK’s mission.

SEK's risk framework

Capital target
Risk Appetite, Risk Strategy, Risk Policy
Risk Culture, Instructions, Processes, Limits
Risk management process
(Risk identification – Risk measurement – Risk governance – Reporting – Risk control)
Owner
The Board
CEO, Executive Management, CEO's Credit Committee

Owner

The Board

CEO, Executive

Management, CEO’s Credit

Committee

Detailed risk statement

Risk class	Risk management	Risk profile	Risk appetite

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

ESG factors have been integrated into SEK’s internal rating method for assessing corporate counterparties.

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

Low

Liquidity risk

Liquidity risk is the risk, within a defined period of time, of the Company not being able to refinance its existing assets or being unable to meet the need for increased liquidity. Liquidity risk also includes the risk of having to borrow funds at unfavorable interest rates or needing to sell assets at unfavorable prices in order to meet payment commitments. Liquidity risk encompasses financing risk and market liquidity risk.

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

Low

Market risk

Market risk is defined as the risk of the Company’s results, capital or value being affected in an adverse manner from changes in the financial markets, such as movements in interest rates, foreign exchange rates, basis spreads or credit spreads. Value encompasses both accounting value and economic value.

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

		SEK’s business model leads to exposures towards market movements, mainly to interest rates, basis spreads, credit spreads and foreign exchange rates.	Low

Risk class	Risk management	Risk profile	Risk appetite

Operational risk

Operational risk is the risk of losses stemming from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risks, Information and communications technology (“ICT”) and information security risks.

SEK manages the operational risk on an ongoing basis through mainly efficient internal control procedures, performing risk analysis before changes, focus on continuous improvements and business continuity management. Costs to reduce risk exposures must be in proportion to the effect that such measures have.

		Operational risks arise in all parts of the business. The vast majority of incidents that have occurred are minor events that are rectified promptly within each function.	Low
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

Business and strategic risk

Business risk is the risk of an unexpected decline in revenues as a result of a reduction in volumes (for example due to competitive conditions) and/or pressure on margins.Strategic risk is defined as the risk of lower revenues resulting from strategic initiatives that fail to achieve the pursued results, inefficient organizational changes,improper implementation of decisions,unwanted effects from outsourcing,or the lack of adequate response to changes in the regulatory and business environment. Strategic risk focuses on large scale and structural risk factors.

SEK’s executive management is responsible for identifying and managing the strategic risks, monitoring the external business environment and developments in the markets in which SEK conducts operations and for proposing the strategic direction to the Board.

SEK’s strategic risks mainly arise through changes in the external operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives: (1) the impact of these reforms on SEK’s business model; and (2) the requirements on the organization resulting from increased regulatory complexity.

Low to moderate

Risk class	Risk management	Risk profile	Risk appetite

Sustainability risk and ESG factors

Sustainability risk is the risk that SEK’s lending operations or liquidity investments have a negative direct or indirect effect in the areas of ethics, anti-corruption, environment and climate, human rights or labor conditions (impact-out). Human rights include the rights of the child, labor conditions include gender equality and diversity, and ethics include tax transparency.

ESG factors are environmental, social and governance-related factors that could potentially have a positive or negative effect on the financial position or solvency of SEK’s counterparties and, ultimately, on SEK’s financial risks (impact-in).

Sustainability risks are managed according to a risk-based approach. Sustainability risks are identified and assessed at transaction-, counterparty- and country-level. In the event of elevated sustainability risk, an in-depth sustainability review is conducted that assesses the capacity of the counterparty to manage the identified risks and whether the transaction is within SEK’s risk appetite over the term of the credit. Through various risk drivers and micro- and macroeconomic transmission channels, E, S and G factors can impact SEK’s financial risk classes. The current impact is assessed as mainly affecting credit risk where it is taken into consideration within the credit risk management process.

SEK is indirectly exposed to sustainability risks in connection to its lending activities. A high inherent risk may arise when financing large projects or businesses in countries and/or sectors with high sustainability risk. Countries are assessed according to the risk of corruption, negative impact on human rights, including labor conditions, and the risk of money laundering, terrorist financing and tax jurisdiction. SEK can finance businesses with high emissions provided that they are assessed as contributing positively to the climate transition over time.

Low to moderate

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Magnus Montan
Magnus Montan, Chief Executive Officer

Stockholm, Sweden

February 23, 2024