Form 20-F
period 2024-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2025-02-26
CIK 352960

As filed with the Securities and Exchange Commission on February 26, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

Jens Hedar, Swedish Export Credit Corporation, P.O.Box 194, SE-101 23 Stockholm Email: Jens.Hedar@sek.se Phone +46 70 343 83 44
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

In this annual report, unless otherwise indicated, all descriptions and financial information relate to the consolidated group consisting of Aktiebolaget Svensk Exportkredit (publ), (Swedish Export Credit Corporation) (the “Parent Company,” the “Company” or “SEK”), including the Commercial Interest Reference Rate-system (the Swedish system for officially supported export credits or the “CIRR-system”), which is described herein, and the Parent Company’s wholly owned, inactive subsidiary SEKETT AB (the “Subsidiary”). These are jointly referred to as the “Consolidated Group” or the “Group”.

The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the consolidated statement of financial position of SEK and its subsidiaries as of December 31, 2024 and December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2023: Skr 10 million)” means that the relevant figure for 2023, or as of December 31, 2023, as the context requires, was Skr 10 million.

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

Additional information about SEK, including investor presentations, capital reports and the annual report for the financial year of 2024, is available at www.sek.se/en/for-investors. None of the foregoing reports or presentations, nor any other information available on or accessible through SEK’s website is incorporated herein by reference.

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

Forward-looking statements are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “should” and similar expressions.

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

Credit risk and counterparty credit risk

●	Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability) can adversely affect SEK’s operations and financial performance.
●	Disruptions in the financial markets or economic recessions can adversely affect SEK’s credit risk and counterparty credit risk.
●	SEK’s concentrated credit portfolio could have a material adverse effect on SEK’s business and/or its ability to repay its debts.
●	The deteriorating national security situation in Sweden could have an adverse effect on SEK’s business and operations.

Operational risk

●	SEK is exposed to material operational risk, which could harm SEK’s business, financial performance, or the ability to repay its debt.
●	A pandemic could have an adverse effect on SEK’s business and operations.

Financial risk

●	SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.
●	Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.
●	Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfill its obligations.
●	Fluctuations in foreign currency exchange rates could harm SEK’s business.
●	Fluctuations in interest rates could have an adverse effect on SEK’s business and results of operations.

Environmental, social and governance factors and the risks related thereto

●	Environmental, social and governance (“ESG”) factors could negatively impact SEK’s financial performance, for example by impacting credit risk and operational risk.
●	Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

Regulatory changes

●	Changes in laws, regulations or accounting standards may adversely affect SEK’s business.

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

SEK’s business and earnings are affected by general business, economic and market conditions, especially those pertaining to Sweden and Europe, and those that have a global impact which can affect the financial markets. Uncertainty remains concerning the outlook and the future economic environment globally, due to, among other things, the ongoing Russia-Ukraine war, the conflict in the Middle East and potential changes in U.S. tariff policy and other countries’ responses thereto. These conflicts may have a negative effect on trade flows leading to higher freight rates and shipping delays, and higher inflation, interest rates and recessionary concerns.

These conflicts could each, if intensified further, give rise to added substantial geopolitical instability (also taking into account the current friction between China and Taiwan and between China and the United States), trade restrictions, supply chain disruptions, increases in energy prices and global inflationary pressure, which could in turn have further adverse impacts on the regional and global economic environment.

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

Credit and counterparty risk exposure is inherent in SEK’s business model. Dysfunctional and volatile financial markets or effects of an economic recession could have material negative effects on asset values and credit losses. As a financial institution, which lends money to customers globally, SEK’s business could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the United States, Asia and elsewhere around the world. The continuation or escalation of the conflicts between Russia and Ukraine, and in the Middle East, and potential changes in U.S. tariff policy and other countries’ responses thereto could lead to further instability in financial markets, including significant volatility in commodity prices and supply of energy resources, supply chain disruptions, political and social instability as well as an increase in cyberattacks and espionage. Dysfunctional markets and an economic recession may affect business and consumer spending, bankruptcy rates and asset prices and could lead to SEK’s customers’ and counterparties’ increasing their demand for loans, becoming delinquent in their loan repayments or other obligations and ultimately losing their ability to fulfill their obligations towards SEK. Even though SEK to a large extent is covered by government export credit guarantees in its lending, there could be circumstances where dysfunctional markets and an economic recession could lead to an increase in SEK’s provisions for delinquent and defaulted debt and other provisions for non-guaranteed loans, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

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

One reason is that the threat of attacks from terrorists or violent extremists has increased. The terrorist threat level has remained high (level four on a five-level scale) since August 2023. The other reason is a result of Russia’s invasion of Ukraine in early 2022, which prompted Sweden to become a member of the North Atlantic Treaty Organisation (NATO) in 2024. Russia’s invasion affects Sweden’s security. While the risk of an armed attack against Sweden is currently assessed as low, the risk of influence operations and other hostile actions has increased. There have, for example, been possible acts of sabotage against undersea infrastructure in the Baltic Sea, recurring cybersecurity incidents and political influence campaigns against Sweden. A deteriorating national security situation due to actual or threatened attacks from terrorists or violent extremists could have an adverse effect on the Swedish economy and lead to instability in the Swedish financial market, which could impact SEK’s ability to raise capital and adversely affect SEK’s funding and lending business. Additionally, the aforementioned factors could increase SEK’s counterparty risk, which may include, among others, that SEK’s customers may not be able to perform on obligations to SEK. The effect of any of these events, developments, or threats could have material adverse effects on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

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

As an example, cybersecurity incidents continue to be a global threat and have been amplified as a result of the current geopolitical turmoil. Western support of the ongoing war in Ukraine could further intensify such risks if Swedish government activities and companies are targeted in future cybersecurity incidents. There is also an increased level of risk for cybersecurity incidents due to the sophistication, availability, and use of artificial intelligence (AI) by threat actors. Although management of operational risk includes 24/7 surveillance of critical parts of the IT-systems and is designed to efficiently mitigate all material risk and to be compliant with regulatory requirements, the processes and systems in place could prove to be insufficient, or cybersecurity incidents against national critical infrastructure in Sweden or elsewhere could compromise SEK’s ability to successfully prevent and defend against cybersecurity incidents.

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

SEK is further subject to cybersecurity regulations and cybersecurity incident reporting requirements. The increased digitization and elevated risk of cybersecurity incidents have, for example, led to EU legislation in this area, the Digital Operational Resilience Act (DORA) (Regulation (EU) 2022/2554), which became applicable in all member states from January 17, 2025. If SEK fails to comply with these and other regulations and reporting requirements, SEK may be subject to significant regulatory fines, which may also damage SEK’s reputation. In addition, the increased regulatory burden has led to increased technology and compliance costs for SEK.

Recent technological advances in AI and machine learning technologies create opportunities for SEK, as well as risks. SEK’s use of AI technologies in its own operations is limited, but SEK could be exposed to risks to the extent third-party service providers or any counterparties use AI technologies in their business activities. In this respect, SEK is not able to control the way third-party products are developed or maintained or the way third-party services utilizing AI technologies are provided to it, which could make SEK more susceptible to, for example, increased exposure to cybersecurity or fraud risks. SEK continuously evaluates the rapidly evolving landscape of AI technologies and is working to identify potential use cases for responsible adoption of AI in its own operations. Failure to evaluate, actively manage and closely monitor risk during the development and implementation of AI into SEK’s operations could introduce new vulnerabilities and security flaws and have a material adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

A pandemic could have an adverse effect on SEK’s business and operations.

A pandemic, such as the COVID-19 outbreak in 2020, could have a material negative affect on economic growth and business operations across the global economy and it could also have the effect of increasing the likelihood and/or magnitude of other risks described herein. Such weakening of the economy could have a material adverse impact on the performance or operations of financial markets and counterparties to SEK and consequently impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity.

The impact that a pandemic could have on SEK’s operational and financial performance will depend on multiple unknown factors, including the timing, duration and spread of any future outbreaks, the length and timing of government restrictions and travel limitations, mitigating actions taken by governmental authorities in response to the outbreak as well as factors dependent on the effectiveness and timing of SEK’s mitigating actions. Even with governments, counterparties and SEK’s mitigating actions taken into account, the effect of an outbreak could have a material adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

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

In addition, there can be no assurance that SEK will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions may bring a challenge to the availability and effective hedging instruments or strategies. An inability to hedge any material risks could result in additional losses, which could have an adverse effect on SEK’s results of operations, financial condition and/or the ability of the Company to fulfill its debt obligations.

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

Interest rate changes can have a significant effect on SEK and its business and results of operations. Interest rates are highly sensitive to many factors beyond SEK’s control, including increased regulation of the financial sector, inflation, fiscal and monetary policies of governments and central banks and domestic and international economic and political conditions, and can thus be volatile. For example, the monetary policy in Sweden and other countries has since early 2024 changed due to falling inflation. Since January 2024, the Riksbank (Sweden’s central bank) has cut the policy rate from 4.00 percent to 2.50 percent as at December 31, 2024.

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

Environmental, social and governance factors and the risks related thereto

Environmental, social and governance (“ESG”) factors could negatively impact SEK’s financial performance, for example by impacting credit risk and operational risk.

ESG factors, such as climate change, human rights issues and financial crime, pose risks to SEK’s business, its customers’ and the wider society. If SEK fails to meet evolving regulatory expectations or requirements relating to these matters, it could have regulatory compliance and reputational impacts.

Increased attention to ESG matters, regulatory requirements to, for example, address climate change risks, the risk of greenwashing and ESG risks generally, and societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to costs related to compliance), impact SEK’s reputation or otherwise affect its business performance. SEK has, to date, and may in the future, continue to take certain actions, including further establishment of ESG-related goals or targets, to address ESG matters. There can be no assurances that SEK’s commitments will be achieved in the manner it currently intends, or at all, and any inability to satisfy such commitments or to meet societal expectations can result in negative impacts on SEK’s reputation or otherwise affect its business performance.

Climate change could expose SEK to financial risks either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate. Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, storms, sea level rise, coastal erosion and subsidence. These risks could result in significant damage to SEK’s customers’ property or businesses or have a material impact on SEK’s customers’ business models, which in turn could negatively affect SEK’s customers’ financial position or solvency. Transition risks arise from the process of adjustment towards a low-carbon economy. SEK may face significant and rapid developments in stakeholder expectations, policy, law, and regulation which could impact the lending activities SEK undertakes, as well as the risks associated with its lending portfolio, and the value of SEK’s financial assets. Reputational risk could arise from a failure to meet changing societal, investor or regulatory demands. SEK may also become subject to claims and/or legal proceedings and other investigations relating to, for example, allegedly financing or contributing to climate change and environmental degradation or because SEK’s response to climate change or other ESG factors, including its ESG disclosures, are perceived to be ineffective, insufficient or inappropriate.

Failure to adequately embed risks associated with climate change into its risk framework to appropriately manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt SEK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis may have a material and adverse impact on SEK’s reputation, business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.

SEK grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant amount of SEK’s loans are guaranteed by the EKN and other government export credit agencies within the OECD, 60 percent as of December 31, 2024, SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the SEK’s net income and have a material adverse effect on the SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

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

A further example of such regulation that has had, and could continue to have, an impact on SEK’s results of operations is the Basel Framework. The CRD VI will become applicable to SEK when it has been implemented into Swedish national legislation by January 10, 2026, while the CRR III in large became applicable for SEK on January 1, 2025. The CRR III rules led to a reduced risk exposure amount for the Company, which in its turn led to lesser capital requirements. However, there is no assurance that the capital requirements will not be increased in the future to include new and more burdensome capital requirements, which could result in the Company being obliged to incur the cost of raising more capital. If new and more burdensome capital requirements are introduced, there is a risk that SEK would need to revise existing business models which could have a material adverse effect on its results of operations, financial condition and prospects. The CRR III and the CRD VI will also require the Company to adjust its risk management and reporting framework to comply with the new regulations, which will entail an increased regulatory burden for SEK and may result in increased operational and compliance costs.

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

The Parent Company was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a need for long-term financing for both exporters and their foreign customers. SEK’s objective is to engage, on commercial grounds, in Swedish and international financing activities in accordance with the Swedish Banking and Financing Business Act (2004:297) in order to promote activities of Swedish interest, directly or indirectly related to the Swedish export industry, including Swedish infrastructure, and further to otherwise strengthen the internationalization and competitiveness of Swedish industry. The duration of the Parent Company is indefinite.

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

SEK works mainly in lending and as a result, SEK acts as a complement to, and works in cooperation with, Swedish and international banks as well as other financial institutions. SEK also has close partnerships with other export promotion agencies in Sweden such as Business Sweden, EKN and Swedfund.

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

2024

●	In 2024 SEK recorded record high net interest income, Skr 3,058 million (2023: Skr 2,895 million). Higher margins in the lending portfolio and a higher average short-term interest rate in Swedish kronor contributed to the highest ever net interest income. Operating profit was also historically high, amounting to Skr 2,121 million (2023: Skr 1,568 million).
●	New credit and guarantee commitments (previously reported as “New lending”) in 2024 amounted to Skr 90 billion (2023: Skr 80 billion), which is higher than the historical average. The interest rates have started to go down, but the overall downturn in the global economy contributed to lower demand for export credits. This is because some investments have been postponed, and others were cancelled as a result of updated investment estimates.
●	SEK is focused on increasing the customer portfolio and offering more companies access to Sweden’s export credit system. The number of customers increased 3 percent during the year compared to year-end 2023. For the first time SEK now has over 200 Swedish exporters as clients.
●	There is a global need for investments in order to reach the reduced carbon emissions goals contained in the Paris Agreement on climate change. There is a substantial transition need in sectors such as transportation and energy, sustainable urban development and fossil-frugal production. Sustainability classified lending posted a positive trend over the year, which was in line with SEK’s strategy. SEK’s sustainability classified lending portfolio totaled Skr 53.4 billion at the end of 2024 (2023: Skr 44.6 billion).
●	SEK had a credit facility with the Swedish National Debt Office of up to Skr 150 billion in 2024. In December 2024, the credit facility was again set at Skr 150 billion for 2025, of which Skr 12 billion can be used for commercial export financing. SEK had not utilized the credit facility by December 31, 2024.
●	The Board of Directors of SEK (the “Board”) has resolved to propose the payment of a dividend of 40 percent of the year’s profit at the Annual General Meeting, corresponding to Skr 673 million (2023: Skr 248 million), which is in line with the Company’s dividend policy of 20-40 percent.

Competition

SEK is the only institution authorized by the Swedish State to grant export financing loans under the CIRR-system. With support from the Swedish State, SEK helps Swedish export companies compete with other export companies within OECD member countries that provide similar support from their respective domestic export credit agencies and where such export credit agencies also provide government-supported export credits. SEK also helps Swedish export companies compete with other export companies outside the OECD member countries. SEK’s lending, excluding the CIRR-system, faces competition from other Swedish and foreign financial institutions, from the capital markets as well as financing programs from multilateral development banks, such as the Nordic Investment Bank and European Investment Bank.

The following table summarizes SEK’s loans and debt outstanding as of December 31, 2024, and 2023:

	Year ended December 31,
Skr mn	2024	2023	Changes in percent
Total loans outstanding(A)	283,408	283,303	0%
of which CIRR-system	101,657	101,361	0%
Total debt outstanding	324,995	317,736	2%
of which CIRR-system	106,093	105,642	0%

(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.

Lending Operations – General

The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2024:

	Year ended December 31,
Skr mn	2024	2023	Changes in percent
Offers of long-term loans accepted	90,334	80,159	13%
Total loan disbursements	-62,317	-85,421	-27%
Total loan repayments	73,963	71,586	3%
Total net increase/ (decrease) in loans outstanding	105	9,855	-99%
Loans outstanding	283,408	283,303	0%
Loan commitments outstanding but undisbursed(A)	56,887	54,975	3%
(A) If a loan has been accepted by the borrower it can be disbursed immediately. However, disbursement may be delayed due to a number of factors. In some cases, including as a result of changes in the commercial and financial institutions’ need for funds, an accepted loan may never be disbursed. Currency exchange-rate effects also impact the amount of loan commitments that will result in loans outstanding. Therefore, the volume of loans accepted does not equal the volume of loans disbursed as presented in the Statement of Cash Flows in the Consolidated Financial Statements for a single fiscal year. Loans accepted but not yet disbursed are presented under the heading “Commitments” as “Committed undisbursed loans”. See Note 23 to the Consolidated Financial Statements.

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2024	2023	2022	2021	2020
Lending to exporters’ customers	149,828	148,389	145,049	127,943	111,628
of which CIRR-system	101,657	101,361	94,241	87,872	69,163

Lending to Swedish exporters	133,580	134,914	128,399	109,281	120,050
of which CIRR-system	—	—	—	—	—
Total	283,408	283,303	273,448	237,224	231,678
of which CIRR-system	101,657	101,361	94,241	87,872	69,163

Over half of the loan volumes granted by SEK are granted to purchasers of Swedish exports. Western European markets and the United States are the largest markets for exported Swedish goods by revenue. However, exports to other markets, including less developed markets, are also important for the Swedish economy. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure without the support from an export credit agency such as the Swedish government backed export credit agency, EKN. The credit risk exposure policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure. For additional information on SEK’s approach to risk, see Note 26 and Note 29 to the Consolidated Financial Statements.

SEK relies largely on guarantees in its lending. Consequently, SEK has limited net exposure to loans that the Company would characterize as high-risk lending, including loans which have been modified or would otherwise qualify as distressed debt (other than the limited amount of such assets disclosed in Note 9 to the Consolidated Financial Statements).

CIRR-system

SEK treats the CIRR-system as a separate operation for accounting purposes. Although the deficits (or surpluses) of programs under the CIRR-system are reimbursed by (or paid to) the Swedish State, any loan losses that may be incurred under such programs are not reimbursed by the Swedish State. Accordingly, SEK must obtain appropriate credit support for those loans as well. All of the lending under the CIRR-system is reported on SEK’s Consolidated Statement of Financial Position. SEK has consequently presented the financial results of the CIRR-system in the Consolidated Statement of Comprehensive Income as the gross amounts collected and paid in accordance with the agreement with the Swedish State. See Note 1 to the Consolidated Financial Statements for further details. In general, loans under the program are to a large extent guaranteed by EKN or other export credit agencies. All such loans granted by SEK must also undergo SEK’s customary credit approval process.

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

SEK’s credit underwriting policies and requirements are similar regardless of loan type and pertain equally to the CIRR-system. Most of SEK’s loans to exporters’ customers are guaranteed by export credit agencies or banks, or by credit guarantees or credit default swaps issued by insurance companies, banks or other financial institutions.

For more information, see the table under the heading “Outstanding loans per business area” under Note 11 to the Consolidated Financial Statements.

Interest Rates

Outside the CIRR-system, export financing is extended at prevailing market rates. The Group normally makes loan offers at a quoted interest margin that is subject to change prior to acceptance of the loan offer (a non-binding offer). When a borrower accepts a non-binding loan offer, the interest margin is normally set at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises. Binding offers can also be provided and are offers with a higher degree of commitment to the customer regarding disbursement of the loan than non-binding offers, regardless of whether the interest rate is fixed or not.

Because Sweden is a member of the OECD, the CIRR-system is designed to comply with the Export Credit Guidelines, which establish minimum interest rates, required down payments and maximum amortization periods for government-supported export loan programs.

SEK offers CIRR-loans established by the OECD in accordance with the Export Credit Guidelines. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The Export Credit Guidelines stipulate that loan offers may remain valid for a period of up to one year. EU rules and Swedish regulations state that the loan agreement must be signed within that period. A commitment fee is charged by SEK for CIRR loans in accordance with the OECD consensus rules. SEK receives compensation from the Swedish State in the form of an administrative fee of 0.25 percent per annum, which is calculated based on the loan amount outstanding. The arranging or agent-bank, generally a commercial bank, receives compensation in the amount of 0.25 percent per annum, based on the loan amount outstanding, to cover its costs for arranging and managing loans.

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

Guarantees and Credit Default Swaps

SEK relies largely on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States, the Exports Credits Guarantee Department of the United Kingdom, Bpifrance and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions, insurance companies and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the CIRR-system are guaranteed by EKN.

Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2024	2023
Government export credit agencies	169.4	168.0
of which covered corporate exposures	75.8	89.6
of which covered exposures to financial institutions	21.0	6.7
of which covered exposures to regional governments	0.9	1.2
of which covered sovereign exposures	71.7	70.5

As of December 31, 2024, government export credit agencies guaranteed 40.3 percent (2023: 40.7 percent) of SEK’s total credit exposures.

If a guarantee or credit default swap is entered into for risk-mitigating purposes, the instrument protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in many cases interest as well) if the issuer of the guarantee or credit default swap is financially sound. The protected amount is ordinarily 75–100 percent of the principal amount. Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies.

For information regarding SEK’s gross and net credit exposures to counterparties, broken down by geography and type of counterparty (considering applicable guarantees but not collateral), see Note 26 to the Consolidated Financial Statements.

Loan Maturities

SEK’s historical role (and one that continues today) has been in the provision of long-term financing to promote the Swedish export industry. Since many of the projects the export industry engages in are long-term projects, both regarding disbursement periods and repayment periods, SEK’s loans often have longer terms than those of loan products offered by commercial banks. However, SEK also meets its customers’ needs by providing short-term financing when required. Consequently, SEK’s loan maturities range from very short-term loans (with terms of three to six months) to loans for as long as 20–30 years. Under the CIRR-system, new loans generally range from eight years up to 20–30 years. Loan maturities under the CIRR-system are regulated in the Export Credit Guidelines.

Currency

SEK extends loans in different currencies, depending on the needs of its borrowers. Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (considering the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems commercially viable. The Group borrows, on an aggregate basis, at maturities corresponding to or exceeding those of prospective loans. Accordingly, the Group may decide not to hedge a specific loan commitment due to movements in interest rate risk until sometime after they are made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Board. SEK’s policies are described in Note 29 to the Consolidated Financial Statements.

The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2024.

	Percentage of loan offers accepted
Currency in which loan is denominated	2024	2023
Swedish kronor	39%	36%
Euro	24%	23%
U.S. dollar	30%	34%
Other	7%	7%
Total	100%	100%

Credit Support for Loans Outstanding

The Group’s policies with regard to counterparty exposures are described in detail in Note 29 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2024 and December 31, 2023. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2024	2023
Loan credit exposure to Swedish State guarantees via EKN(A)	42%	43%
Loan credit exposure to Swedish State guarantees via National Debt Office	1%	1%
Loan credit exposure to Swedish credit institutions(B)	2%	2%
Loan credit exposure to foreign bank groups or governments(C)	3%	4%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	35%	31%
Loan credit exposure to municipalities	1%	1%
Loan credit exposure to other foreign counterparties, primarily corporations	16%	18%
Total	100%	100%

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

(B) At December 31, 2024, loans in this category amounting to approximately 28 percent (2023: 34 percent) of the total loans in this category represented loans to the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 72 percent (2023: 66 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.

(C) At December 31, 2024, loans in this category consisted principally of obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.

(D) At December 31, 2024, approximately 31 percent (2023: 29 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.

See “Lending Operations—General” for information on the geographical distribution of borrowers, see also Note 26 to the Consolidated Financial Statements.

Swedish Government Supervision

Supervisory Authorities

SEK holds a license to operate as a credit market company (and a credit institution) within the meaning of the Swedish Banking and Financing Business Act (2004:297). As such, it is subject to supervision and regulation by Finansinspektionen (the “Swedish FSA”), which licenses and monitors the activities of credit market institutions to ensure their compliance with the Swedish Banking and Financing Business Act, including the regulations linked to it, and such institutions’ corporate charters. This supervision with respect to the Group’s minimum capital and liquidity requirements covers the Parent Company but not the Subsidiary because the Subsidiary is not classified as a credit market institution. Among other things, the Swedish FSA requires SEK to submit reports on a daily, monthly, quarterly, semi-annual and annual basis and may conduct periodic inspections or information requests. The Swedish FSA has also classified SEK as a level 2 institute in accordance with the EU Supervisory Review and Evaluation Process (SREP). As such, the Swedish FSA also carries out the SREP, which entails a more detailed review and evaluation of SEK’s governance, risk management, internal control as well as capital and liquidity planning, typically every second year. The Swedish FSA may also (but currently does not) appoint an external auditor to participate with SEK’s independent auditors in examining the Group’s and the Parent Company’s financial statements and the management of the Group.

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

The Swedish National Audit Office (NAO), an independent authority under the Swedish Parliament, may audit the activities that are conducted by the Swedish State in the form of limited companies if the State as owner has a controlling influence over the activities. The State has controlling influence over the activities of the Parent Company, which is a limited company. The NAO last audited SEK in 2010.

As a credit market company, SEK is also subject to prudential regulations relating to, among other things, its capital adequacy, its maximal exposure to any counterparty or any group of interconnected clients and its liquidity position.

Capital adequacy regulations

As of January 1, 2014, the revised capital adequacy rules of the Basel Committee, referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the CRR (Regulation (EU) No 575/20 and the Capital Requirements Directive (Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the “CRD”). The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. CRD is incorporated into Swedish legislation and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration.

The current regulations introduced by the CRR and CRD replace regulations based on the previous revision of the Basel accord, Basel II, which had been the prevailing standard since 2007, as it was incorporated into EU and Swedish legislation. The CRR, as amended, and the CRD, as incorporated into national legislation, apply to credit institutions, including SEK, within Sweden and the European Union.

In 2021, a new CRR/CRD legislative proposal was published. This proposal, also known as the “Banking Package”, incorporates additional changes, mainly linked to changes in the credit, market and operational risk capital framework. The Banking Package proposals were enacted as CRR III and CRD VI. Please refer to “New regulations in force during 2024 and upcoming regulations” for further information.

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

(iii) Pillar 3 concerns and places requirements on transparency and comparability and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. Under CRR II (discussed below), the EU introduced formal revision to the disclosure framework with extended scope, application and frequency of Pillar 3 disclosures for large and listed institutions. The revised Pillar 3 framework indicates which disclosures are required from institutions, on the basis of their size, complexity and of whether they are listed or non-listed institutions. As SEK meets the criteria for large and listed institutions since 2021 new quarterly, semi-annual and annual disclosure requirements are applicable to it. The 2024 Pillar 3 is available on the Company’s website (and does not form part of this annual report).

New regulations in force during 2024 and upcoming regulations

The CRR III and the CRD VI entered into force on July 9, 2024.

The CRR III was generally applicable from January 1, 2025, even though some provisions started to apply from July 9, 2024. Some provisions of the CRR III are also subject to transitional arrangements and will be phased in over the coming years. With regard to the market risk rules and the so-called Fundamental Review of the Trading Book (FRTB), the European Commission announced on June 18, 2024 that the date of implementation in the EU has been postponed by one year, to January 1, 2026. The implementation of the these requirements will be adopted by way of delegated acts later this year.

The new regulatory reporting requirements for interest rate risks in the banking book (IRRBB) entered into force on September 30, 2024.

The CRD VI must be transposed into national law by Member States no later than January 10, 2026.

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

Liquidity standards

As mentioned above, the CRR also includes liquidity standards: the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”). The LCR requires that a bank holds enough high quality liquid assets to cover its projected net cash outflows over a 30-day stress scenario. The European Commission has adopted a delegated regulation on LCR. The detailed LCR rules came into force on October 1, 2015 and were amended by a Commission Delegated Regulation in 2018. They require institutions, including SEK, to maintain a LCR of at least 100 percent from 2018. In addition, the Swedish FSA requires institutions to maintain a LCR of at least 100 percent separately in euro and USD and also a LCR of at least 75 percent in significant currencies. The NSFR requires that a bank maintain a stable borrowing profile in relation to the composition of its assets and off-balance sheet activities under both normal and stressed conditions. A requirement to maintain a NSFR ratio of at least 100 percent was implemented on June 30, 2021. SEK has consistently maintained an LCR and NSFR in excess of minimum requirements. See Note 26 to the Consolidated Financial Statements for further details on liquidity standards.

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

			Total capital
	Minimum Capital		Requirement including		SEK Capital
	Requirement[1]		Buffers Requirement[2]		Ratios
	2024	2023	2024	2023	2024	2023
Common Equity Tier 1	4.5%	4.5%	12.2%	12.1%	22.2%	21.3%
Tier 1	6.0%	6.0%	14.3%	14.3%	22.2%	21.3%
Total capital	8.0%	8.0%	17.3%	17.2%	22.2%	21.3%

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

The main contributing factor for the increase in SEK’s capital ratios as of December 31, 2024 compared with year-end 2023 was due to a recalibration of PD-estimates and increased own funds. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.

Large exposures

The CRR also imposes restrictions on large exposures, which limit a bank’s concentration of credit risks. According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients that accounts for at least 10 percent of an institution’s Tier 1 capital, which effectively for SEK is the total of own funds.

As percentage of	2024	2023
Large exposures as percentage of the own funds	207.4%	156.4%

The aggregate amount of SEK’s large exposures as of December 31, 2023 consisted of exposures to 17 different counterparties, or counterparty groups.

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

The Swedish National Debt Office decided on a new resolution plan and updated the minimum requirement for own funds and eligible liabilities (MREL) for SEK in 2023, which was reconfirmed in 2024. The Swedish National Debt Office determined that it does not consider there to be grounds for managing SEK through resolution. While SEK will continue to have MREL requirements, it is to be limited to a loss absorption amount (currently expected to be the sum of SEK’s Pillar 1 and Pillar 2 requirements). The decision in 2023 entails a change to the Swedish National Debt Office’s earlier assessment and is the result of an in-depth review of how SEK should be managed in the event of a crisis. The Swedish National Debt Office reviews the above position of SEK on an annual basis, so it may be subject to change in the future.

C.   Organizational Structure

The organizational structure of SEK did not change during 2024. The current CEO was appointed in 2021. The executive management team consist, in addition to the CEO, of 11 members. The functions represented in the executive management team are: the independent risk control function, the compliance function, the CFO function, the Client Relationship Management function, the International Finance function, the Sustainability function, the Credit function, the Legal and Procurement function, the Strategy, Business Development and Communications function, the CIO function and the HR function. During 2024, SEK’s CFO left the Company. SEK has recruited a new CFO who will assume the role in June 2025. An acting CFO is in place until the new CFO takes up the position.

SEK has decided on organizational changes that will be effective from March 1, 2025. The Client Relationship Management function and the Sustainability function will be merged into one function with one member of the executive management team being head of the function. See Note 28 to the Consolidated Financial Statements for further information.

Risk Control, Compliance and Internal Audit

SEK maintains a risk control function and a compliance function which operate independently of the business areas. See also Note 29 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company from the beginning of 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment was transferred to another external party, Deloitte, and they maintained the assignment during 2024 and will continue in that capacity during 2025. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations. The Executive Committee has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.

D.   Property, Plants and Equipment

SEK’s current headquarters, which occupy approximately 3,445 square meters of office space in central Stockholm, are leased. SEK also leases a room in a shared office space in Gothenburg and two spots in a shared office space in Malmo.

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

SEK issues debt instruments with terms that may be fixed, floating or linked to various indices. SEK’s strategy is to economically hedge these terms at floating rates with the aim of matching the terms of its debt-financed assets. The quality of SEK’s operating profit, its relatively stable credit ratings and SEK’s public role have enabled SEK to achieve borrowing at levels that are competitive within the market. Another factor affecting net interest income is the amount of the annual resolution fee and risk tax. SEK pays an annual resolution fee to the Swedish National Debt office and the Resolution Reserve. This fee supports a buffer established by the Swedish authorities to limit systemic risk in the event of a future bank crisis.

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

Operating expenses, primarily driven by personnel expenses, as well as net credit losses also have a significant impact on SEK’s operating profit.

Other comprehensive income is primarily affected by unrealized changes in fair value attributable to credit spreads on SEK’s own debt, which relate to the credit rating attributed to SEK by its investors and value changes on derivatives in cash flow hedges. Actuarial profits and losses on SEK’s defined benefit plans also affect other comprehensive income.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur mainly relate to changes in credit spreads on SEK’s own debt and value changes on derivatives in cash flow hedges, which are reported in other comprehensive income, and basis spreads, which are recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will be zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, for example when SEK repurchases its own debt, or if lending is amortized early and the related hedging instruments are terminated prematurely.

For Critical Accounting Policies and Estimates as well as a summary of Recent Accounting Pronouncements Issued and Other Accounting Related Announcements relevant for SEK, see Note 1 to the Consolidated Financial Statements.

For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2023 and 2022, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2023 filed with the SEC on February 23, 2024.

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

New credit and guarantee commitments[1]

New credit and guarantee commitments refer to all new credits and guarantees accepted regardless of their maturity. Not all new credit and guarantee commitments are reported in the consolidated statement of financial position and consolidated statement of cash flows, but a certain portion are committed, undisbursed credits, see Note 23. The reported amounts of committed, undisbursed credits may change upon disbursement as they are reported in the statement of financial position, for example due to changes in exchange rates. Furthermore, committed credits do not necessarily result in a disbursement and thus a credit on the balance sheet. New credit and guarantee commitments are intended to provide the reader with a picture of the inflow of new business during the reporting period.

CIRR-loans as a portion of new credit and guarantee commitments	The amount of officially supported export credits (CIRR) as a portion of new credit and guarantee commitments.
Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 23).

Sustainability classified loans	Sustainability classified loans refer to green, social and sustainability-linked loans.

New long-term borrowings	New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.
Outstanding senior debt	The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

After-tax return on equity	Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).
Proposed ordinary dividend	Proposed payment of disposable funds to shareholders.

Common Equity Tier 1 capital ratio	The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.
Tier 1 capital ratio	The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.
Total capital ratio	The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Leverage ratio	Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 25).
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

1 “New credit and guarantee commitments” were previously reported as “New lending”. While SEK changed this term to better reflect its meaning, which is to provide an overview of the inflow of new business during the reporting period, SEK calculates “New credit and guarantee commitments” using the same methodology that it used to calculate “New lending,” and this change in terminology does not change any metrics that SEK has reported in prior periods.

Overview of 2024

SEK posted record high net interest income for 2024, for the first time exceeding Skr 3 billion, as well as a historically high operating profit exceeding Skr 2 billion. The client base continued to grow and SEK now has over 200 Swedish exporters as clients.

New credit and guarantee commitments (previously reported as “New lending”) amounted to Skr 90.3 billion (2023: Skr 80.2 billion) for the full-year. While new lending to Swedish exporters and high demand for customer financing solutions led to growth in SEK’s balance sheet; this growth was offset by the early redemption of previously arranged credits and a cautious investment climate resulting in low demand for export credits. Overall, the total lending portfolio remained unchanged during the year. Net interest income amounted to Skr 3,058 million (2023: Skr 2,895 million) for the full year. This was a record for net interest income, which for the first time in the company’s history exceeded Skr 3 billion. Return on equity for the full-year was 7.1 percent, which was well above the target of more than 5 percent.

In 2024, SEK’s borrowing need decreased compared to the previous years, partly due to high borrowing volume in 2023. New long-term borrowing totaled Skr 53 billion for 2024, down from Skr 126 billion in 2023. SEK’s short-term borrowing programs continued to play an important role in the Company’s financing strategy.

Sustainability classified lending increased year-to-year, and SEK has financed projects aimed at helping to reduce climate impact and support the green transition. SEK’s Export Credit Trends Survey, published in December 2024, revealed that six of ten companies are planning investments in own operations to reduce their climate impact in the coming years. If Sweden is to achieve its climate targets and remain competitive from an international perspective, it is important that exporters continue to transition their business models. It is therefore positive that there continues to be high interest in transition-related investments.

At the end of the year, the Swedish economy witnessed falling interest rates. As the cost of financing declines, opportunities for new investments will increase. There is still great uncertainty with regards to how the Swedish economy will develop in the future. Despite this uncertainty, Swedish export companies had a positive future outlook in SEK’s December 2024 Export Credit Trends Survey (93 percent of Swedish exporters stated that they expect an increased (48 percent) or unchanged (45 percent) export order intake over the next 12 months).

At the start of 2025, SEK entered the new year strongly capitalized and with high liquidity.

Operations

SEK has continued to grow its client base and now has just over 200 Swedish exporters as clients. SEK entered into agreements with 17 new clients during the year, 15 of which are in the Mid Corporates business area. Working capital finance remains the most common entry-level product and new lending to Swedish exporters increased year-on-year. At the same time, several clients elected to redeem loans early during the year and to pause making new investments. Activity in the Swedish bond market was high, with good liquidity, and many of SEK’s clients used the market to cover their financing requirements instead.

Historically, telecoms and transportation have been two important sectors for SEK, along with other areas where Swedish exporters have strong offerings such as mining and defense. The sectoral diversification of the client base is growing in pace with the increase in clients. The energy crisis, inflation and uncertain demand resulted in a challenging market for transition-related investments and projects in 2024. However, a more favorable economy and lower interest rates are increasing the willingness to invest and indications point to, including in the December 2024 Export Credit Trends Survey, the possibility that 2025 may be the year when several of these projects are started. Partnerships with Swedish and Nordic commercial banks remain an important factor for SEK in reaching more exporters, while international banks remain SEK’s primary business partners in transactions with international buyers of Swedish goods and services.

SEK successfully met its borrowing requirements, primarily through a strong and active public market presence during 2024. Borrowing needs were lower year-on-year with total borrowing of Skr 53 billion with maturities of more than one year compared with Skr 126 billion in 2023. Major public bond issuances in USD and EUR continued to form the basis for SEK’s borrowing, while short-term borrowing programs also played an important role.

The international capital market in the supranational, sub-sovereign and agency (SSA) segment was characterized by high activity in the first half of the year when many issuers elected to prefinance their lending. At the same time, there was strong demand in the capital markets. The SSA market experienced a slowdown during the summer, after which activity picked up before activity slowed again in the fourth quarter of 2024. The slowdown at the end of the year was mainly the result of political uncertainty in many parts of the world.

During the year, SEK completed two USD fixed interest rate bond issuances, which were well received by the market. In line with the strategic investment of building a EUR bond curve, SEK also completed a public issuance of a EUR denominated bond, despite a challenging market. SEK also completed a USD SOFR transaction. In 2024, SEK raised total borrowings of Skr 6.1 billion (2023: Skr 6.5 billion) in the Swedish market, down compared with 2023.

Assets and Business Volume

	As of December 31,
			Changes in
Skr bn	2024	2023	percent
Total Assets	368.1	365.9	1%
Liquidity Investments	62.2	56.6	10%
Loans outstanding and disbursed	283.4	283.3	0%
Percentage in the CIRR-system	36%	36%

Total assets increased by 1 percent compared to the end of 2023. An increased volume of liquidity investments drove the increase in the Company’s assets.

New credit and guarantee commitments (offers accepted)

	As of December 31,
Skr billion	2024	2023
Commitments to Swedish exporters (A)	40.6	29.8
of which CIRR-system	—	—
Commitments to exporters’ customers (B)	49.7	50.4
of which CIRR-system	16.2	5.5
Total	90.3	80.2

(A) Of which Skr 5.2 billion (year-end 2023: Skr 1.2 billion) had not been disbursed at period end excl. guarantee commitments.

(B) Of which Skr 14.6 billion (year-end 2023: Skr 9.5 billion) had not been disbursed at period end excl. guarantee commitments.

SEK achieved new credit and guarantee commitments of Skr 90 billion for the full year 2024, which is an increase compared to the historical average. New commitments to Swedish exporters was high during the year, and demand for loans under the state supported CIRR-system was up year-on-year.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2024	2023
Volume of binding offers outstanding	—	—
CIRR loans as percentage of volume of binding offers outstanding	—	—

Commitments of undisbursed loans amounted to Skr 56.9 billion in 2024 (year-end 2023: Skr 55.0 billion).

Counterparty Risk Exposures

SEK’s total net exposures after risk mitigation, which include undisbursed loans, amounted to Skr 420.5 billion on December 31, 2024 (year-end 2023: Skr 413.2 billion). Credit exposures have mainly increased in relation to corporates.

Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2024	2023
Central governments	197.6	205.9
Regional governments	18.7	12.6
Multilateral development banks	7.0	5.0
Public sector entity	1.0	—
Financial institutions	34.1	33.3
Corporates	162.1	156.4
Equity exposures	0.0	—
Total counterparty exposure	420.5	413.2

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

SEK maintains a conservative policy with regard to market risk exposures, primarily consisting of interest rate risks and currency risks. For quantitative and qualitative information about risks and exposures, see Note 26 and Note 29.

Results of Operations

Net interest income

Skr bn, average	2024	2023	%
Total loans	283.4	278.4	2%
Liquidity investments	59.4	66.4	-11%
Interest-bearing assets	349.9	355.7	-2%
Interest-bearing liabilities	321.4	322.0	0%

Net interest income amounted to Skr 3,058 million (2023: Skr 2,895 million), representing an increase of 6 percent compared to the previous year. Higher margins in the lending portfolio and a higher average short-term interest rate in Swedish kronor contributed to higher net interest income.

Commission earned and commission incurred

Commission earned and commission incurred amounted to Skr -46 million (2023: Skr -51 million). Commission earned amounted to Skr 6 million (2023: Skr 2 million). Commission incurred amounted to Skr -52 million (2023: Skr -53 million).

Net results of financial transactions

Net results of financial transactions amounted to Skr -40 million (2023: Skr 21 million). The results were primarily attributable to unrealized value changes in financial instruments and hedged items, as well as changes in cross-currency basis spreads, offset by effects from currency movements.

Operating expenses

Skr mn	2024	2023	%
Personnel expenses	-445	-402	11%
of which provision to the EIS	-2	—
Other administrative expenses	-229	-222	3%
Depreciation and impairment of non-financial assets	-84	-88	-5%
Total Operating expenses	-758	-712	6%

Operating expenses increased 6 percent compared to the previous year. The increase was primarily attributable to increased personnel expenses, as a result of new recruitment of permanent employees in exchange for existing consultants, and strategic investments. A provision of Skr 2 million (2023: –) was made for the individual variable remuneration program.

Depreciation and impairment of non-financial assets

Depreciation and impairment of non-financial assets amounted to Skr -84 million (2023: Skr -88 million), which was a decrease of 5 percent compared to the previous year.

Net credit losses

Net credit losses amounted to Skr -93 million (2023: Skr -585 million). Net credit losses were mainly attributable to increased provisions for expected credit losses in stage 3, offset by decreased provisions for expected credit losses in stage 1. During the year, SEK established losses amounting to Skr 404 million. Of the established losses, reserves were available to cover the majority of the amount.

In 2024, management reassessed the need for an overall adjustment of the loss allowance for exposures in stage 1 and stage 2. Management concluded that there was no need for an overall adjustment of the loss allowance. The reversal of the overall adjustment had a positive impact on the net credit losses during the year. SEK’s lending portfolio is assessed as continuing to have high credit quality.

Loss allowances as of December 31, 2024 amounted to Skr -526 million compared to Skr -795 million as of December 31, 2023, of which exposures in stage 3 amounted to Skr -386 million (year-end 2023: Skr -567 million). The provision ratio amounted to 0.15 percent (year-end 2023: 0.23 percent).

Taxes

Tax costs amounted to Skr -438 million (2023: Skr -324 million), of which Skr -436 million (2023: Skr -323 million) consisted of current tax and Skr -2 million (2023: Skr -1 million) consisted of deferred tax. The effective tax rate amounted to 20.7 percent (2023: 20.7 percent), compared to the nominal tax rate for 2024 of 20.6 percent (2023: 20.6 percent).

Operating and net profit

Operating profit amounted to Skr 2,121 million (2023: Skr 1,568 million). Net profit amounted to Skr 1,683 million (2023: Skr 1,244 million). The increase in net profit compared to the previous year was the result of lower net credit losses and higher net interest income, partly offset by increased operating expenses and lower net results of financial transactions.

Other comprehensive income

Skr mn	2024	2023
Items to be reclassified to operating profit	56	63
of which derivatives in cash flow hedges	56	63
Items not to be reclassified to operating profit	311	-29
of which own credit risk	320	-23
of which revaluation of defined benefit plans	-9	-6
Other comprehensive income before tax	367	34

Other comprehensive income before tax amounted to Skr 367 million (2023: Skr 34 million). The result was mainly attributable to a positive result of Skr 320 million related to changes in own credit risk driven by increased credit spreads on long maturities in euro. In addition, the result was positively affected by a positive result of Skr 56 million obtained from derivatives in cash flow hedging as a result of declining remaining term.

B.    Liquidity and Capital Resources

SEK’s policy for liquidity and borrowing risk requires that for all loans outstanding as well as agreed but undisbursed loans, there must be borrowing available through maturity. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 150 billion with the Swedish National Debt Office, as available borrowing of which Skr 12 billion can be used for commercial export financing. SEK continues to have a high level of liquid assets and a low refinancing risk. The aggregate volume of funds and equity exceeded the aggregate volume of loans outstanding and loans committed during each future time period. Accordingly, SEK considers all loan commitments to be funded through maturity. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 29 to the Consolidated Financial Statements.

Borrowing

Skr bn	2024	2023
New borrowing	52.5	126.2
Repurchase of own debt	0.7	0.4
Early redemption of borrowing	6.7	11.8

SEK successfully met its borrowing requirements during the year, primarily through a strong and active public market presence. In 2024, SEK raised borrowings of Skr 53 billion with maturities of more than one year compared to Skr 126 billion in 2023.

SEK strives to achieve broad geographical distribution of its borrowing. In 2024, 51 percent of all bonds issued were sold to investors in Europe, the Middle East and Africa, 33 percent to North and South America, and 16 percent to Asia, Australia and the rest of the world. In 2024, SEK raised total borrowings of Skr 6.1 billion in the Swedish market, down from Skr 6.5 billion in 2023.

The Group has adequate resources to continue for a period of at least 12 months from the date of approval of the financial statements.

Debt Maturities

The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Skr million	2025	2026	2027	2028	2029	Thereafter	Total
Senior debt
of which fixed-rate	160,329	24,358	44	30,805	14,861	40,596	270,993
of which variable-rate	1,608	18,919	7,020				27,547
of which formula-based	8,738	769	1,776	844	1,973	12,355	26,455

Subordinated debt
of which fixed rate	—	—	—	—	—	—	—
of which variable rate	—	—	—	—	—	—	—
Total debt	170,675	44,046	8,840	31,649	16,834	52,951	324,995

Senior Debt by Category:

The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr million	2024	2023
Fixed-rate(A)	270,993	270,725
Variable-rate(A)	27,547	22,884
Formula-based(A)	26,455	24,127
of which interest rate-linked	22,373	14,865
of which currency-linked	3,902	5,521
of which equity-linked	55	3,594
of which commodity-linked	125	147
Total senior debt	324,995	317,736

(A) As of December 31, 2024 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent (2023: 0 percent to 10 percent) per annum respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

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

The outstanding volume of debt with remaining maturities of one year or less increased during 2024. At December 31, 2024, outstanding debt with remaining maturities of one year or less amounted to Skr 171 billion, compared with Skr 82 billion at December 31, 2023.

C.    Research and Development, Patents and Licenses

In the ordinary course of business, the Group develops new products and services across each of its business lines.

D.    Trend Information

SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Material factors for 2024 are presented below:

●	In 2024, continued geopolitical tensions and economic uncertainty affected the business environment, dampening Swedish companies’ willingness to invest. A weak Swedish krona, especially against USD and EUR, added to economic uncertainty, although a weaker Swedish krona in general increased the attractiveness of Swedish exports. Inflation fell towards the inflation targets, prompting central banks to cut interest rates. The Riksbank cut the policy rate rapidly, although, economic activity in Sweden remained weak throughout the year. Geopolitical and macroeconomic conditions impacted risks and opportunities faced by many companies, including SEK and the demand for SEK’s offerings.
●	In many countries, transitional work is in progress to adjust to a sustainable future based on the United Nation’s 17 Sustainable Development Goals (SDGs). Investments are being directed to the development of new technology, infrastructure, and renewable energy solutions. Swedish companies have often been at the forefront of the development of sustainable solutions. The shift towards technologies with a lower carbon footprint is thereby creating opportunities for Swedish companies to export and contribute to the transition outside of Sweden’s borders. The climate transition requires capital and the investment horizon is often very long. SEK is one of the players contributing with financing to investments both in Sweden and internationally where product offerings from Swedish companies form part of the solution. There is a significant need for transition in sectors such as transportation and energy, sustainable urban development, and fossil-free energy production. Over the course of the year, SEK increased its focus on financing this transition in Sweden and internationally.
●	During 2024, SEK has continued its work together with other export promotion agencies on the Swedish government’s Team Sweden initiative to support and promote Swedish exports and the Swedish export credit system.
●	At year-end 2024, lending that was sustainability classified, as per SEK’s definition, amounted to Skr 53.4 billion (2023: Skr 44.6 billion).

For additional information on the trends affecting SEK and the risks it faces, see the discussions elsewhere in this Item 5 (including under “Assets and Business Volume” above), the “Risk Factors” in Item 3 and under “Risk development 2024” in Note 29.

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

A.	Directors and Senior Management

Board of Directors and Executive Officers*

Name	Age	Position
Lennart Jacobsen	58	Chairman of the Board and Director
Håkan Berg	69	Director
Paula da Silva	64	Director
Reinhold Geijer	71	Director
Hanna Lagercrantz	54	Director
Katarina Ljungqvist	59	Director
Carl Mellander	60	Director
Eva Nilsagård	60	Director
Magnus Montan	52	Chief Executive Officer
Karl Johan Bernerfalk	52	General Counsel, Head of Legal and Procurement
Pontus Davidsson	54	Head of International Finance
Mattias Hasselbo	46	Chief Credit Officer[1]
Jens Hedar	50	Acting Chief Financial Officer[2]
Jan Hoppe	44	Chief Risk Officer
Jenny Lilja Lagercrantz	52	Head of Human Resources
Tomas Nygård	55	Chief Information Officer
Susanna Rystedt	60	Head of Strategy, Business Development and Communication
Maria Simonson	50	Head of Sustainability, acting Head of Client Relationship Management[3]
Anna-Lena Söderlund	64	Head of Compliance

1 Effective February 1, 2025.

2 Effective April 25, 2024, SEK’s CFO, Stefan Friberg, left the Company and Jens Hedar, former Head of Client Relationship Management, assumed the role as acting CFO.

3 Effective April 25, 2024.

* All of the Group’s Board of Directors and Executive Officers are located in Sweden.

A1.    The Board

Mr. Jacobsen was appointed director in March 2021, and Chairman of the board of directors in March 2022. He is currently Chairman of the board of directors of Resurs Bank AB and Playground Group AB. He is also a member of the board of directors of Swedbank Robur Fonder AB and Oryx Holding AB. He has previously served as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking at Nordea Bank AB and CEO Nordics of GE Capital Global Banking AB.

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

Ms. Lagercrantz was appointed director in March 2019. She is currently Senior Investment director at the Ministry of Finance at the Government Offices of Sweden. She is currently also a board member of Research Institutes of Sweden (RISE) AB and Svenska Spel AB. She has previously served as a board member of Almi AB, AO Dom Shvetsii, Fouriertransform AB, LKAB, SBAB, SOS Alarm AB, Swedish Space Corporation (SSC), Svenska Skeppshypotekskassan and Swedfund International AB. She has also previously worked as an equity analyst at SEB, and as a corporate finance executive at UBS AG and S.G. Warburg.

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

Mr. Mellander was appointed director in March 2024. He is currently a member of the board of directors of Görnskär Gruppen AB and Tobii AB (publ). Additionally, he is a member of the Save the Children’s Financing and Partnership Council and advisory board member of Stockholm School of Economics’ Accounting and Financial Management Center of Excellence. He has previously served as CFO, member of the executive leadership team and Group Treasurer of Ericsson, and has held various senior finance roles at Ericsson. He has also served as CFO for a telecom operator in Africa, CFO for a business unit within Saab and Department Director at BITS.

Ms. Nilsagård was appointed director in April 2018. She is the founder and CEO of Nilsagård consulting AB. She serves as Chairman of the board of directors of Spermosens AB. She is also director and Chairman of the audit committees of AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB, Nimbus Group AB, Nanexa AB, Silex Microsystems AB and Ernströmgruppen AB. She has previously served as the Chairman of the board of directors of Diagonal Bio AB and as the CFO for Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta and has held other senior positions within finance and business development at Volvo, AstraZeneca Group and SKF.

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

Mr. Hasselbo has been Chief Credit Officer since February 2025. Previously he held several positions within Svenska Handelsbanken, such as Head of Credit Handelsbanken Sweden and Head of Credit Handelsbanken International.

Mr. Hedar has been Acting Chief Financial Officer since April 2024. Previously he held several positions within SEK, including Head of Client Relationship Management from 2021-2024, Head of Large Corporates from 2018-2021, and Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business from 2007-2018. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

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

Ms. Simonson has been acting Head of Client Relationship Management since April 2024 and Head of Sustainability since April 2022. She previously held several positions at Danske Bank Group beginning in 2001, such as Head of Group Sustainability from 2019-2022 and Head of Societal Impact & Sustainability SE from 2017-2019. Prior to that she served in various capacities within Danske Bank Sweden Branch, including in the debt origination group within structured loans.

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

B.	Compensation

Remuneration, Skr mn	2024	2023	2022
Aggregate remuneration of all directors and executive officers as a group[1]	39.0	34.3	31.3
Chairman of the Board	0.7	0.6	0.6
Each director[2]	0.0-0.4	0.0-0.4	0.0-0.3
CEO[3]	6.0	5.7	5.5
Other executive officers of the Parent Company[4]	30.2	26.2	23.6
Pension plan with an insurance company on behalf of all executive officers	9.3	9.1	8.4

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

The Board’s work follows its rules of procedure and the Board’s rules of procedure are adopted each year at the statutory Board meeting. The Board met on 10 occasions in 2024. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.

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

Appointing the Board and Auditors

The nomination procedure for Board members complies with the State’s ownership policy and was during 2024 conducted and coordinated by the Division for State-owned enterprises at the Swedish Ministry of Finance. For each enterprise, the expertise required is analyzed on the basis of the enterprise’s operations, situation and future challenges, board composition and board evaluations performed by the Ministry of Finance. As part of its work in the board nomination process, the Government Offices also conducts its own ongoing evaluation of the boards of all State-owned enterprises. Any recruitment need is then determined, and recruitment work is begun. The State’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination associated with gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual orientation preference or age is prohibited.

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

The 2024 Annual General Meeting elected Öhrlings PricewaterhouseCoopers AB as auditor of the Company, with auditor authorized public accountant Peter Sott as principal auditor.

Policy documents

In 2024, SEK’s Board and committees adopted the following policies and instructions:

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

Code of Conduct for Suppliers

Board’s work during the year

As in recent years, the Board of Directors work in 2024 was also affected by the uncertain global situation, which continued to have an impact on markets and on the general demand for credit, including credit from SEK. The Board of Directors devoted this year’s Board strategy days to diving deeper into issues such as the structural factors in the operating environment impacting SEK’s operations. Discussions focused on how to design the Company’s long-term strategy, in light of this background, and the main areas for development were established. One such area, addressed by the Board during the year, was how SEK can become more innovative and leverage artificial intelligence, the company is working on this matter in the form of a strategic initiative. Other development initiatives are often conducted in project form. Several new projects were launched during the year, of such magnitude and importance that it required Board approval. In addition to its regular duties such as the adoption of financial reports and following up on the financial performance and reports from the control functions, the Board addressed several other matters in 2024. These included a review and update of the Company’s risk appetite, an assessment of procurement and supplier management practices, a review of portfolio analyses followed by discussions regarding the need for portfolio strategies, and regular updates on major and strategically important transactions in which the Company is involved.

Throughout the year, the Board participated in internal as well as external training in areas such as market and counterparty risk, Basel IV and the structure of project finance transactions as well as how SEK works in relation thereto. A separate training initiative addressed topical issues ahead of the annual Board trip in late autumn 2024 to Riyadh in Saudi Arabia.

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

Credit Committee

Reinhold Geijer (Chairman), Paula da Silva, Lennart Jacobsen and Katarina Ljungqvist.

●	Ensure the Board’s involvement in decision-making regarding credit risks.
●	Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.

Finance and Risk Committee

Håkan Berg (Chairman), Paula da Silva and Hanna Lagercrantz.

Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.

●	Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations. Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.

Remuneration Committee

Lennart Jacobsen (Chairman), Reinhold Geijer, and Hanna Lagercrantz.

●	Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions, and other benefits.
●	Prepare proposals regarding the remuneration policy for decision by the Board.
●	Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.
●	Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.

Audit Committee

Eva Nilsagård (Chairman), Håkan Berg and Carl Mellander.

●	Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.
●	Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.
●	Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.
●	Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.
●	Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.

Attendance at Board and committee meetings in 2024

				Finance
		Board of	Remuneration	and Risk	Credit	Audit
	Total	Directors	Committee	Committee	Committee	Committee
Number of meetings	47	10	5	7	18	7
Lennart Jacobsen	33	10	5	—	18	—
Håkan Berg	24	10	—	7	—	7
Anna Brandt[1]	5	3	—	—	—	2
Paula da Silva	32	10	—	5	17	—
Reinhold Geijer	31	10	5	—	16	—
Hanna Lagercrantz	22	10	5	7	—	—
Katarina Ljungqvist[2]	31	10	—	3	18	—
Carl Mellander[3]	12	7	—	—	—	5
Eva Nilsagård	17	10	—	—	—	7

1 Anna Brandt stepped down from the Board of Directors and the Audit Committee on March 26, 2024.

2 Katarina Ljungqvist stepped down from the Finance and Risk Committee on March 26, 2024.

3 Carl Mellander was elected as a member of the Board of Directors and as a member of the Audit Committee on March 26, 2024.

D.    Employees

	2024	2023	2022
Average employees	288	273	266
of which female	133	131	132
of which male	155	142	134

Employees at year-end	307	283	283

The total number of employees is small in relation to the volume of lending because the number of lending transactions is relatively small and the administration and documentation of loans are in many cases handled by the banks participating in the transactions. The Group has not experienced any strikes or labor disputes and considers its employee relations to be strong. All of the Group’s employees are located in Sweden.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of December 31, 2024, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.

The following table sets forth the share ownership of the Parent Company:

Shareholder	Ownership %	Number of shares
Kingdom of Sweden	100	3,990,000

Ownership and governance

SEK is fully owned by the Swedish State. The State exerts its influence at the Parent Company’s general meetings and through representation on the Board.

The governance of SEK is divided between the shareholder, the Board, and the CEO, in accordance with the Swedish Companies Act, the Articles of Association, and the Board’s procedural rules. The Board appoints the CEO, who conducts ongoing management in accordance with the Board’s guidelines and instructions.

The State as shareholder has decided that State-owned companies should observe the Swedish Corporate Governance Code.

B.    Related party transactions

SEK defines related parties for the Consolidated Group as:

●	the shareholder, i.e., the Swedish State;
●	companies and organizations that are controlled through a common owner, the Swedish State;
●	subsidiaries;
●	key management personnel; and
●	other related parties.

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 43 percent (year-end 2023: 43 percent) of the Company’s outstanding loans on December 31, 2024, were guaranteed by the Swedish State. The remuneration to EKN for the guarantees paid by SEK during 2024 amounted to Skr 30 million (2023: Skr 46 million). SEK administers, for compensation, the CIRR-system and the State’s related concessionary credit program, see Note 1(e) and Note 24 to the Consolidated Financial Statements.

SEK has a Skr 150 billion (2023: Skr 175 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 138 billion (2023: Skr 140 billion), and for commercial export financing up to Skr 12 billion (2023: Skr 35 billion). In December 2024, the credit facility was again set at Skr 150 billion for 2025, of which Skr 12 billion can be used for commercial export financing.

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

	In relation to the respective years
	2024	2023	2022
Dividend	Skr 673 mn	Skr 248 mn	Skr - mn
- of which per share	Skr 168.67	Skr 62.24	Skr - mn

The Board’s intention is to convene an extraordinary general meeting to resolve on the distribution of an extraordinary dividend, amounting to Skr 1,000 million. The suggested extraordinary dividend is equal to an amount of Skr 250.62 per share.

For additional details regarding equity, see the Consolidated Statement of Equity.

B.    Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Not applicable.

B.    Plan of Distribution

Not applicable.

C.    Markets

The Parent Company’s shares, all of which are owned by the Swedish State, are not listed on any exchange in Sweden or outside Sweden.

Certain global issues of SEK’s U.S. Medium Term Notes are listed on European exchanges.

As of December 31, 2024
Notes listed on European exchanges of which:
-Listed on the Irish Stock Exchange, Euronext Dublin	0.625% Global Notes due May 14, 2025
4.000% Global Notes due July 15, 2025
0.500% Global Notes due August 26, 2025
4.625% Global Notes due November 28, 2025
4.459% Global Notes due February 13, 2026
Floating Rate Global Notes due August 3, 2026
4.875% Global Notes due September 14, 2026
2.250% Global Notes due March 22, 2027
Floating Rate Global Notes due May 5, 2027
3.750% Global Notes due September 13, 2027
4.125% Global Notes due June 14, 2028
4.250% Global Notes due February 1, 2029 and
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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

Management, including the CEO and the acting CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2024. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the acting CFO as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, management, including the CEO and the acting CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2024.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Management, including the CEO and the acting CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SEK’s financial statements for external purposes in accordance with IFRS.

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

Management, including the CEO and the acting CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2024, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2024, SEK’s internal control over financial reporting was effective based on these criteria.

C.    Attestation Report of the Registered Public Accounting Firm

Because SEK is a “non-accelerated filer,” this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Eva Nilsagård (Chairman) (as of March 26, 2020), Håkan Berg (as of March 24, 2022), and Carl Mellander (as of March 26, 2024), has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ending December 31, 2024 and 2023, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2024	2023
Öhrlings PricewaterhouseCoopers AB
Audit fees[1]	10	10
Audit related fees[2]	—	—
Tax related fees[3]	—	—
Other fees[4]	3	3
Total	13	13

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Group has adopted rules relating to transactions in financial instruments governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees (the “Insider Trading Policy”) that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Group. The Insider Trading Policy is part of the Group’s HR Instruction. An excerpt from the Group’s HR Instruction constituting the Insider Trading Policy is included as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Due to the increasing risks from cybersecurity threats, measures are continuously taken to strengthen SEK’s protection both before, during and after a possible cybersecurity incident. The security monitoring of the cybersecurity threat landscape is important in order to detect and mitigate cybersecurity risks and threats and prevent any cybersecurity incidents. Analyses of the security monitoring show that SEK is continuously exposed to risks from cybersecurity threats. Attempted attacks and identified vulnerabilities are controlled and continuously followed up on.

SEK’s business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. Cybersecurity risk management is integrated into SEK’s overall risk management procedures and is part of information and communication technology (ICT) and information security risk management.

SEK has a framework for risk management (the Risk Framework) to seek to ensure that SEK can continuously identify, measure, manage, report and have control over the significant risks to which SEK is or may be exposed. The Risk Framework is described in the risk policy, which is adopted each year by the Board.

SEK maintains a holistic approach to the risks that the Company is or could be exposed to and all material risks are documented in the risk taxonomy. The risk taxonomy is updated at least annually and on a continual basis as new risks are identified. Cybersecurity risk is one of the most significant operational risks in SEK’s risk taxonomy. For additional information on SEK’s approach to risk, see Note 29 to the Consolidated Financial Statements.

Internal governance and responsibility

The Risk Framework encompasses the entire operations and is ultimately governed by SEK’s mission. The Board has the ultimate responsibility for SEK’s organization and administration of SEK’s affairs, including governing and monitoring cybersecurity risk exposure and risk management, and for ensuring satisfactory internal control. The Board determines, annually, overall risk management principles in relation to cybersecurity risks by establishing the risk strategy, the risk policy and the risk appetite. All business activities are kept within the Board’s established risk appetite and limits and are conducted in adherence with SEK’s risk strategy.

According to the Risk Framework, SEK is to promptly reduce critical and high operational risks, including cybersecurity risks, and limit operational losses resulting from potential incidents.

SEK’s risk control function monitors and follows up on risk appetite limits regularly. At least on a quarterly basis, the Board is provided with a comprehensive update of risk exposures in relation to the risk appetite.

SEK tracks certain key risk indicators that warn of increased cybersecurity risk levels. If an increased level is identified, the security specialists within SEK’s CIO department and an independent risk control function analyze the reason for the increase and follow up with the decided mitigating actions.

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

SEK constantly monitors the development of business activities, actively utilizes risk-reduction capabilities, and controls the development of risks including cybersecurity risks, over time, to ensure that the Company operates within the boundaries of its risk appetite and other applicable limits. In addition, SEK has a process for continuity of business-critical processes and systems during crises which could be triggered by a cybersecurity incident. Crisis and/or continuity exercises and trainings are performed regularly for handling of situations that require actions to be taken in accordance with SEK’s crisis and/or continuity management.

Risk management and Strategy

Cybersecurity risk management is integrated into SEK’s overall risk management procedures. In adherence to industry standards, SEK takes on a systematic approach to managing risks from cybersecurity threats. SEK’s risk management framework considers cybersecurity risks alongside other company risks. The Company’s risk management procedures encompass risk identification, risk measurement, risk management, reporting and control of those risks to which SEK is or can be exposed to. They are designed to identify, assess, and mitigate potential threats, thereby providing a foundation for the protection of the organization’s information assets. However, security conditions are subject to constant change, prompting SEK to continuously evaluate and address emerging threats. Beyond new threats, increased expectations from regulatory authorities, partners, and society at large are emphasizing the need for a proactive and structured approach to these risks.

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

Risk identification and measurement

At any given time, SEK must be aware of the risks from cybersecurity threats to which it can be exposed in order to determine the security measures needed to protect the integrity of and access to its information assets. Risk and control self-assessments are conducted in relation to identified risks. Risk analysis considers potential losses associated with a given incident and key risk indicators. The likelihood and potential impact of identified risks are measured and assessed quantitatively and qualitatively on an ongoing basis. The risk assessments inform the selection and design of security measures, controls and subsequent systematic information security work.

SEK effectively manages cybersecurity risks by identifying and addressing them across all relevant areas, including in relation to its digital systems, physical IT infrastructure and organizational processes. The risk identification process includes, but is not limited to, analyzing external factors and security-related events, security monitoring and vulnerability scanning, performing risk workshops, including self-assessments with all business units to identify and assess risks, incident management, assessment of key risks and performance indicators and analyzing potential deficiencies. The risk identification process is structured to align with the International Organization for Standardizations (ISO) 27001/27002 standards for general information technology controls. The security specialists within the CIO department at SEK, supports the Company in identifying and assessing cybersecurity risks. Additionally, SEK has engaged an external Security Operations Center (SOC) provider that continuously monitors and improves SEK’s cybersecurity posture.

The risk identification process is also in place to ensure that information security at SEK is developed in line with the current security landscape. The procedures enhance the Company’s understanding and awareness of the risks to which it is exposed.

In addition, SEK has rules and procedures associated with the procurement of new systems, services or third party vendors. The procurement process covers everything from analyzing potential vendors to concluding an agreement. To ensure that risks related to third parties are identified and handled, the procurement process includes assessments and risk evaluations pertinent to cybersecurity. Furthermore, SEK continuously monitors and evaluates third-party vendors over the duration of their involvement, verifying compliance with cybersecurity controls aligned with SEK’s policies. The Digital Operational Resilience Act (DORA) (Regulation (EU) 2022/2554), which became applicable in all member states from January 17 2025, imposes further requirements on SEK to assess risks related to third-party providers.

Reporting

SEK’s independent control functions provide regular report, at least quarterly, to the Board, the Finance and Risk Committee (FRC) and the CEO regarding the development of the Company’s significant risks. The risk reports are designed to provide an accurate and comprehensive picture of SEK’s risk exposure.

Further, SEK has processes for reporting and handling operational incidents, including in the event of a cybersecurity incident. Upon discovery of a cybersecurity incident, notification is promptly relayed through agreed-upon communication channels. The security specialists within SEK’s CIO department remain on standby to address any cybersecurity incidents outside of office hours. If an incident occurs, the immediate focus will be to resolve the direct event and minimize potential damage. SEK has established documented escalation procedures to notify relevant stakeholders empowered to decide on appropriate action plans. After the incident has been resolved, an analysis would be performed to determine the root cause of the incident to understand why it occurred, and what remedial actions should be undertaken and followed up on to prevent reoccurrence. In relevant cases, an analysis of lessons learned would be performed to make appropriate corrections and ensure future resilience.

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

Risk control

SEK’s independent risk control function and compliance function controls and monitors adherence to risk appetite statements and applicable limits, risk management principles as well as internal and external rules based on its internal control framework to ensure that risk exposures are kept at an acceptable level and that risk management is effective and appropriate. Those control and monitoring activities encompass risks from cybersecurity threats and potential incidents. Continuous monitoring and follow-up activities are undertaken to evaluate the progress of action plans and to ensure that the protection of information is adapted to current threats and risks.

SEK’s independent risk control function and compliance function conducts regular control testing throughout the year to ensure control effectiveness with regards to design, implementation, and operative effectiveness. The control testing is performed by staff who are independent from the individuals who perform the controls. The outcome of this testing and a follow-up on any action plans are reported to the Board’s Audit Committee.

In addition, SEK’s independent internal audit function and SEK’s external auditors perform controls throughout the year, both operational control testing and testing of controls over the financial reporting (i.e., Sarbanes-Oxley Act controls). Further, SEK enhances its cybersecurity measures by annually engaging external experts to perform penetration tests of SEK’s digital environment. Cybersecurity risk management is subject to internal audits on a regular basis.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Group’s Consolidated Financial Statements prepared in accordance with Item 18 of Form 20-F begin on page F-3 of this annual report.

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

2.8

Fiscal Agency Agreement dated April 2, 2024 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.9

Deed of Covenant dated April 2, 2024 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.10

ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016, as amended on February 15, 2023, relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (001-08382) for the year ended December 31, 2022, filed by the Company on February 28, 2023 and incorporated herein by reference.

2.11

Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issuance Program (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

11.1	Insider Trading Policy (English translation).*

12.1	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act.*

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Independent Registered Public Accounting Firm.*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder of

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2024 and December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Valuation of Certain Level 3 Financial Instruments

As described in Notes 1 and 13 to the consolidated financial statements, the Company carries financial instruments at fair value, which includes Skr 3.5 billion of liabilities classified in Level 3 of the fair value hierarchy as one or more inputs to the financial instrument’s valuation technique are significant and unobservable. The Company utilized an internally established model and unobservable inputs to estimate the fair value of the level 3 financial instruments. As disclosed by management, the unobservable parameters included in the model for assessing fair value are associated with subjectivity and uncertainty. The principal considerations for our determination that performing procedures relating to the valuation of certain Level 3 financial instruments is a critical audit matter are (i) the valuation of these certain financial instruments involved the application of significant judgment on the part of management, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures related to the valuation of these financial instruments, and (ii) the audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to the valuation of these financial instruments, including controls over the Company’s model control and governance, and oversight of valuation. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of fair value for a sample of these certain financial instruments and comparison of management’s estimate to the independently developed estimate of fair value. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating the reasonableness of management’s assumptions, methodologies, and models used by the Company.

Loss allowance on loans

As described in Notes 1 and 9 to the consolidated financial statements, the loss allowance on loans represents the expected credit losses in relation to the Company’s credit exposures. As of December 31, 2024, the loss allowance on loans was Skr 526 million, on total loans before expected credit losses of Skr 284 billion. As disclosed by management, the loss allowance or expected credit losses (ECL) are estimated using quantitative models and overall adjustment, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. The most significant inputs included determination of significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The Company entailed three scenarios for the probability of default curve which are defined by a weight allocated to each scenario. The ECL calculation also takes into consideration any collateral held, repayments or guarantees.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of loans, which included controls over the data, models and assumptions used in determining the ECL. These procedures also included, among others; (i) the involvement of professionals with specialized skills and knowledge to assist and recalculate the ECL for a sample of loans to evaluate the reasonableness of significant assumptions used in the ECL model; (ii) testing the completeness and accuracy of data points used to determine the ECL; (iii) evaluating the reasonableness of the assumptions and weighting in the scenarios; (iv) assessing individual credit provisions in stage 3 against documentation over assumptions and occurred events that have formed the basis of the assessment and (v) assessed the reasonableness of management’s adjustment related to expert credit judgments, and the basis and rationale to reverse the overall adjustment at year end. Evaluating the assumptions used in the ECL model involved assessing their reasonableness against external factors and economic events that have occurred.

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden

February 26, 2025

We have served as the Company's auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2024	2023	2022
Interest income calculated using effective interest method		13,625	13,396	6,563
Other interest income		5,690	6,042	166
Interest expenses		-16,257	-16,543	-4,550
Net interest income	2	3,058	2,895	2,179
Net fee and commission expense	3	-46	-51	-31
Net results of financial transactions	4	-40	21	69
Total operating income		2,972	2,865	2,217
Personnel expenses	5	-445	-402	-402
Other administrative expenses	6	-229	-222	-216
Depreciation and impairment of non-financial assets	7	-84	-88	-94
Total operating expenses		-758	-712	-712
Operating profit before credit losses		2,214	2,153	1,505
Net credit losses	9	-93	-585	-34
Operating profit		2,121	1,568	1,471
Tax expenses	10	-438	-324	-305
Net profit[1]		1,683	1,244	1,166
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		56	63	-122
Tax on items to be reclassified to profit or loss	10	-12	-13	25
Net items to be reclassified to profit or loss		44	50	-97
Items not to be reclassified to profit or loss
Own credit risk		320	-23	99
Revaluation of defined benefit plans		-9	-6	43
Tax on items not to be reclassified to profit or loss	10	-64	6	-30
Net items not to be reclassified to profit or loss		247	-23	112
Total other comprehensive income		291	27	15
Total comprehensive income[1]		1,974	1,271	1,181

Skr
Basic and diluted earnings per share[2]	422	312	292
1	The entire profit is attributable to the shareholder of the Parent Company.
2	The average number of shares in 2024 amounted to 3,990,000 (2023: 3,990,000).

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	11, 12	5,219	3,482
Treasuries/government bonds	11, 12	4,150	11,525
Other interest-bearing securities except loans	11, 12	52,843	41,561
Loans in the form of interest-bearing securities	9, 11, 12	48,726	51,227
Loans to credit institutions	9, 11, 12	13,529	19,009
Loans to the public	8, 9, 11, 12	224,354	224,165
Derivatives	12, 14	10,643	6,432
Shares	12	20	—
Tangible and intangible assets	7	178	245
Deferred tax assets	10	1	13
Other assets	16	286	276
Prepaid expenses and accrued revenues	17	8,145	7,994
Total assets		368,094	365,929
Liabilities and equity
Borrowing from credit institutions	12, 18	8,607	3,628
Debt securities issued	12, 18	316,388	314,108
Derivatives	12, 14	5,227	12,637
Other liabilities	19	4,490	4,272
Accrued expenses and prepaid revenues	20	8,798	8,387
Provisions	5, 21	12	51
Total liabilities		343,522	343,083
Share capital		3,990	3,990
Reserves		204	-87
Retained earnings		20,378	18,943
Total equity	22	24,572	22,846
Total liabilities and equity		368,094	365,929

Consolidated Statement of Changes in Equity

			Reserves
			Hedge	Own credit	Defined	Retained
Skr mn	Equity	Share capital	reserve	risk	benefit plans	earnings
2024
Opening balance of equity Jan 1, 2024	22,846	3,990	-47	-41	1	18,943
Changes in equity:
Net profit for the year	1,683					1,683
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	56		56
Tax on items to be reclassified to profit or loss	-12		-12
Items not to be reclassified to profit or loss
Own credit risk	320			320
Revaluation of defined benefit plans	-9				-9
Tax on items not to be reclassified to profit or loss	-64			-66	2
Total other comprehensive income	291	—	44	254	-7	—
Total comprehensive income	1,974	—	44	254	-7	1,683
Dividend	-248					-248
Closing balance of equity Dec 31, 2024[1]	24,572	3,990	-3	213	-6	20,378

2023
Opening balance of equity Jan 1, 2023	21,575	3,990	-97	-23	6	17,699
Changes in equity:
Net profit for the year	1,244					1,244
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	63		63
Tax on items to be reclassified to profit or loss	-13		-13
Items not to be reclassified to profit or loss
Own credit risk	-23			-23
Revaluation of defined benefit plans	-6				-6
Tax on items not to be reclassified to profit or loss	6			5	1
Total other comprehensive income	27	—	50	-18	-5	—
Total comprehensive income	1,271	—	50	-18	-5	1,244
Dividend	—					—
Closing balance of equity Dec 31, 2023[1]	22,846	3,990	-47	-41	1	18,943

2022
Opening balance of equity Jan 1, 2022	20,808	3,990	—	-102	-27	16,947
Changes in equity:
Net profit for the year	1,166					1,166
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	-122		-122
Tax on items to be reclassified to profit or loss	25		25
Items not to be reclassified to profit or loss
Own credit risk	99			99
Revaluation of defined benefit plans	43				43
Tax on items not to be reclassified to profit or loss	-30			-20	-10
Total other comprehensive income	15	—	-97	79	33	—
Total comprehensive income	1,181	—	-97	79	33	1,166
Dividend	-414					-414
Closing balance of equity Dec 31, 2022[1]	21,575	3,990	-97	-23	6	17,699
1	The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Skr mn	2024	2023	2022
Operating activities
Operating profit[1]	2,121	1,568	1,471
Adjustments for non-cash items in operating profit	542	1,259	329
of which provision for credit losses, net	93	585	34
of which depreciation and impairment of non-financial assets	84	88	94
of which exchange-rate differences	9	-1	7
of which unrealized changes in fair value	-346	-54	-24
of which other[2]	702	641	218
Income tax paid	-601	-528	-420
Increase (-)/decrease (+) in lending	20,058	-13,785	-17,970
Increase (-)/decrease (+) in bonds and securities held	-2,001	17,404	-12,027
Other changes in assets and liabilities – net	-41	-74	380
Cash flow from operating activities	20,078	5,844	-28,237

Investing activities
Investments	-17	-26	-70
Cash flow from investing activities	-17	-26	-70

Financing activities
Senior debt	120,899	167,282	169,473
Repayments of debt	-130,020	-165,249	-149,831
Repurchase and early redemption of own long-term debt	-8,636	-10,933	-8,849
Derivatives	-660	2,868	9,770
Dividend paid	-248	—	-414
Payment of lease liability	-28	-28	-23

Cash flow from financing activities	-18,693	-6,060	20,126
Net cash flow for the period	1,368	-242	-8,181

Cash and cash equivalents at beginning of the year	3,482	4,060	11,128
Net cash flow for the period	1,368	-242	-8,181
Exchange-rate differences on cash and cash equivalents	369	-336	1,113
Cash and cash equivalents at end of year[3]	5,219	3,482	4,060
of which cash at banks	186	672	255
of which cash equivalents	5,033	2,810	3,805
1	Interest payments received and expenses paid

Interest payments received	19,157	15,621	4,485
Interest expenses paid	15,869	12,313	2,233
2	Of which other includes accrued interest, taxes not paid and changes in other comprehensive income.
3	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11.

Notes

Corporate information

Svensk Exportkredit (SEK) is a state-owned company that finances Swedish exporters, their subsidiaries, and their foreign customers. AB Svensk Exportkredit (publ) is the parent company of the group. The parent company is a Swedish limited liability company with its registered office in Stockholm, Sweden. The consolidated accounts for the financial year 2024 were approved for publication by the Board of Directors on February 20, 2025, and will be presented for adoption at the 2024 Annual General Meeting on March 25, 2025.

Mandatory information

Name of reporting entity	AB Svensk Exportkredit (publ)
Legal form of entity	Public limited company
Share capital	3,990,000 shares/par value Skr 1,000
Organizational number	556084-0315
Domicile of entity	Sweden
Country of incorporation	Sweden
Address of entity’s registered office	Fleminggatan 20, 112 26 Stockholm, Sweden
Principal place of business	Sweden
Nature of the entity’s operations and principal activities	Credit market company, financing of exports

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
(g)	Critical accounting policies, assumptions and estimates

(a) Reporting entity

AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is a limited liability company incorporated and domiciled in Sweden. Its registered office is at Fleminggatan 20, P.O. Box 194, SE-112 26 Stockholm, Sweden. The Consolidated Group as of December 31, 2023 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”.

(b) Basis of presentation

(i) Statement of compliance

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS accounting standards) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). Additional standards, consistent with IFRS, are imposed by the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), Recommendation RFR 1, Supplementary Accounting Principles for Groups, issued by the Swedish Financial Reporting Board (RFR), and the accounting regulations of the Swedish FSA (FFFS 2008:25), all of which have been complied with in preparing the Consolidated Financial Statements, of which these notes form a part. SEK also follows the Swedish Government’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The Consolidated Financial Statements and annual report were approved for issuance by SEK’s Board of Directors on February 20, 2025. The Group’s Statements of Comprehensive Income and Financial Position will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 25, 2025.

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

(iii) Functional and presentation currency

The Group’s consolidated financial statements are presented in Swedish krona (Skr), which is also the parent company’s functional currency. Significant factors are that SEK’s equity is denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of SEK’s expenses, especially personnel expenses, other expenses and taxes, are denominated in Swedish kronor. SEK manages its foreign currency risk by hedging exposures between the Swedish kronor and other currencies.

(c) Changes to accounting policies and presentation

In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2023 annual report, except for the changes described below. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

(i) New and amended standards and interpretations

In January 2020 and October 2022, IASB issued amendments to IAS 1 Presentation to Financial Statements, which became applicable to SEK in the financial year 2024, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify, among others, what is meant by a right to defer settlement, that a right to defer settlement must exist at the end of the reporting period and that classification is unaffected by the likelihood that an entity will exercise its deferral right. The amendments are not expected to have a material impact on the Group’s financial statements.

(ii) Standards issued but not yet effective

During 2024, changes have been made to RFR 2, Accounting for Legal Entities, in relation to the accounting treatment of gains and losses that arise from changes in an entity’s own credit risk on liabilities designated at fair value. The changes allow SEK, starting from January 2025, to account for gains and losses that arise from changes in SEK’s own credit risk on liabilities designated at fair value in other comprehensive income instead of in the income statement in the parent company accounts. This change does not impact the group financial statements where this already is accounted for in other comprehensive income in line with the requirements of IFRS 9.

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of new management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. IFRS 18 is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. SEK is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

In May 2024, IASB issued amendments to IFRS 9 and IFRS 7, which clarify that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures will be needed in line with IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for reporting periods beginning on or after 1 January 2026. SEK is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

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

(f) Financial instruments

(i) Recognition and derecognition in the Statement of Financial Position

When recognizing financial instruments, trade date accounting is applied for the recognition and derecognition of securities bought, securities issued and derivatives. Other financial instruments are recognized in the Statement of Financial Position and derecognized from this on the relevant settlement date. The difference between the carrying amount of a financial liability or an asset (or part of a financial liability or an asset) that is extinguished or transferred to another party and the consideration paid is recognized in the Statement of Comprehensive Income under net results of financial transactions. A financial asset or liability is recognized in the Statement of Financial Position only when SEK becomes a party to the contractual provisions of the instrument. A financial asset is derecognized from the Statement of Financial Position when the contractual rights to receive the cash flows from the asset cease or when the asset is transferred and the transfer qualifies for derecognition. A financial liability (or part of a financial liability) is derecognized from the Statement of Financial Position only when it is extinguished, such as when the obligation specified in the contract is discharged, canceled or expired. In the case of renegotiated financial assets, such as lending, the asset is derecognized from the Statement of Financial Position when the modified terms of the loan are deemed to be substantially different. The terms are deemed to be substantially different when the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, differs by not less than 10 percent from the discounted present value of the remaining cash flows for the original debt instrument. The 10 percent threshold for materiality is decided based on a qualitative assessment of what is considered a reasonable level. Moreover, this level corresponds to the materiality threshold in terms of the modification of debt instruments pursuant to IFRS 9. A change of currency or counterparty are deemed substantially different terms. Should the renegotiated loan entail terms that are substantially different, it is recognized as a new loan. When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of that financial asset, the gross carrying amount of the financial asset is recalculated and a modification gain or loss is recognized in profit or loss.

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

(iii) Classification of financial assets and liabilities

Financial assets and liabilities are categorized into two categories for valuation purposes: amortized cost and fair value through profit or loss.

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

The assessment of the properties of the contractual cash flows aims to identify if the contractual cash flows comprise solely payments of principal and interest, which is an SPPI test. Contractual cash flows that are solely comprised of payments of principal and interest qualify as a basic lending arrangement, which is a prerequisite for measuring the instrument at amortized cost. For financial assets with ESG-linked features, the SPPI test is considered to be met provided that the contingent feature gives rise to contractual cash flows that are consistent with a basic lending arrangement both before and after the change and that are not significantly different from the cash flow for an identical financial asset without such a contingent feature. SEK has prepared a tool for the implementation and documentation of evaluations and assessments of financial assets in the lending portfolios, whereby relevant factors are taken into consideration, such as the tenor of the interest rate in relation the interest-rate setting period, interest-rate cap/floor, index-linked coupon/interest, sustainability-linked interest, payment trigger, currency mismatch, government interest rates and early repayment.

Financial assets measured at fair value through profit or loss. Derivatives and equity instruments are measured at fair value. Interest-bearing securities included in SEK’s liquidity investments, consisting of the balance-sheet items treasuries/government bonds and other interest-bearing securities except loans, are measured at fair value through profit or loss and, accordingly, they are included in a portfolio, where the business model entails measurement at fair value. The following parameters have been evaluated in relation to the liquidity portfolio:

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

(v) Presentation of certain financial instruments

Derivatives. In the ordinary course of its business, SEK uses various types of derivatives for the purpose of hedging or eliminating SEK’s interest rate, currency-exchange-rate or other exposures. Derivatives are classified as financial assets or liabilities at fair value through profit or loss. Where SEK decides to categorize a financial liability at fair value through profit or loss in accordance with the fair value option, the purpose is to avoid the mismatch that would otherwise arise from the fact that the changes in the value of the derivative, measured at fair value, would not match the changes in value of the underlying liability, measured at amortized cost.

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

Embedded derivatives. In the ordinary course of its business, SEK issues financial liabilities that frequently contain embedded derivatives. When financial liabilities contain embedded derivatives, where the financial characteristics and risks of the instrument’s unique components are not related, the entire instrument is irrevocably classified as financial liabilities measured at fair value through profit or loss in accordance with the fair value option and thus does not separate the embedded derivatives.

Committed undisbursed loans and binding offers. Committed undisbursed loans and binding offers, disclosed under the heading “Commitments” in Note 23 are measured as the undiscounted future cash flows concerning loan disbursements related to loans committed but not yet disbursed at the reporting period end date, as well as binding offers.

Repurchased debt. SEK repurchases its own debt from time to time. Gains or losses that SEK realizes when repurchasing its own debt instruments are recognized in the Statement of Comprehensive Income as a component of Net results of financial transactions.

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

In addition, the hedging instruments used by SEK consist of derivatives subject to margining, clearing and cash collateralization, which significantly reduce the credit risk for both parties involved. Therefore, the credit risk is unlikely to dominate the change in fair value of the hedging instrument.

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

SEK recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period in which the change has occurred.

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

Equity instruments. Equity instruments are recognized at fair value. The instruments are actively traded on public stock exchanges with readily available active prices on a regular basis.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models. These are if possible based on observable prices.In cases where observable prices are not available, recent transactions or spread against similar lenders are used.

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

(ix) Impairment of financial assets

The impairment of exposures is based on expected credit losses (ECL). All assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment.

SEK uses both models and expert assessment to calculate reserves for expected credit losses. The degree of expert assessment depends on the models’ results, materiality and available information and can be used to take into account factors that are not captured by the models. The model for calculating ECL is based on an exposure being at one of three different stages. Initially, all exposures were at stage 1. Stage 1 also includes exposures where the credit risk is no longer significantly higher, and which have therefore been reclassified from stage 2. In stage 1, the ECL calculation should correspond to provisions based on expected credit losses for the forthcoming 12-month period (12mECL). Where the credit risk has increased significantly since initial recognition, the exposure is moved to stage 2. Stage 2 also includes exposures where the counterparty/exposure is no longer in default and which have therefore been reclassified from stage 3, as well as a smaller portion of exposures that lack an initial rating and where the rating is below BBB. In stage 2, the provision is based on expected credit losses over the remaining lending period of the asset (LTECL). If the exposure moves into default, it is moved to stage 3, where the ECL calculation continues to be based on LTECL. 12mECL comprises the part of LTECL that arises from expected credit losses based on the probability of default (PD) within 12 months of the reporting date. Both LTECL and 12mECL are calculated on an individual basis.

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

Other risk raising factors. Other factors can exist that indicate an exposure, or a counterparty has an increased credit risk, which are not captured by a change in the risk classification, days-past-due or forbearance measures. Examples of these include recurring waivers that impact credit risk, sector trends and extraordinary changes in the management and/or Board of Directors. To capture these risk-raising factors, management can conduct a specific qualitative assessment of the significant increase in credit risk at a counterparty. Since this assessment comprises a qualitative expert assessment, the waiting period for any transfer to stage 1 will be taken into consideration in the assessment and no extra waiting period will be applied.

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

The three scenarios are defined by a weight allocated to each scenario; the weights should add up to 1, in other words 100 percent. The weights are prepared quarterly by a cross-functional group at SEK and are then adopted by the CEO. By allocating a weight to each PD curve, SEK defines its expectations of future macroeconomic trends.

Loss Given Default (LGD). LGD is the amount expressed as a percentage of the credit exposure that on default, SEK expects to lose from the defaulting counterparty. The segments used for preparing the LGD are Large corporates, Medium Enterprises, and Bank and Financial companies. Due to the low historic rate of default in SEK’s lending, the LGD is modeled by using default data from Global Credit Data (GCD), with the exception of the Sovereign segment, where LGD is prepared based on a qualitative assessment.

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

(ii) Fair value assessments of certain financial instruments

SEK recognizes a large part of the balance sheet at fair value, primarily interest-bearing securities recognized on the lines Treasuries/Government bonds and Other interest-bearing securities except loans, derivatives, equity instruments and issued debt. When financial instruments are recognized at fair value, these amounts are calculated on the basis of market prices, valuation models, valuations conducted by external parties and discounted cash flows. SEK’s financial instruments are predominantly not subject to public trading and quoted market prices are not available. When recognizing the amounts for assets, liabilities and derivatives, as well as income and expenses, it is necessary to make assumptions and assessments regarding the fair value of financial instruments and derivatives, particularly if they comprise unquoted or illiquid securities or other instruments of debt. Should the conditions underlying these assumptions and assessments change, the recognized amounts would also change. Refer to Note 26 for further information about the impact on the value of financial assets and liabilities of a one percentage point movement in the market interest rate. Other valuation models or assumptions could produce different valuation results. SEK makes judgments regarding what the most appropriate valuation techniques are for the different financial instruments based on their categories. In all cases, the decision is based on a professional assessment pursuant to SEK’s accounting and valuation policies. The use of a valuation model demands a validation and an approval thereafter. The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments are applied when there are additional factors that market participants take into account and that are not captured by the valuation model. A CVA (Credit Value Adjustment) and DVA (Debt Value Adjustment) are made to reflect the counterparty’s credit risk and SEK’s own credit rating, which affects the fair value of the derivatives (see Note 13, for fair value changes related to credit risk).

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

As of December 31, 2024, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recoded fair value were observable (level 2) amounted to Skr 45 billion (2023: Skr 41 billion) and Skr 18 billion (2023: Skr 23 billion), 13 percent (2023: 12 percent) and 6 percent (2023: 7 percent) of total financial assets and total financial liabilities, respectively. Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 0 billion (2023: Skr 0 billion) and Skr 5 billion (2023: Skr 11 billion), 0 percent (2023: 0 percent) and 1 percent (2023: 3 percent) of total financial assets and total financial liabilities respectively. The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2024, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3 instruments amounted to Skr -16 million (2023: Skr -25 million) and Skr 16 million (2023: Skr 25 million), respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (f) (vii) above for the Principles for determination of fair value of financial instruments.

(iii) Provisions for expected credit losses

Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2024 if the definition of significant increase in credit risk had been one less step of deterioration, the impairments would have been Skr 19 million higher (2023: Skr 19 million), and if the definition had been one more step of deterioration, the impairments would have been Skr 0 million lower (2023: Skr 1 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2024 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100 percent probability, the impairments would have been Skr 65 million higher (2023: Skr 61 million) or 43 Skr million lower (2023: Skr 76 million), respectively. On December 31, 2024, SEK’s total lending including off-balance sheet exposures amounted to Skr 350 billion (2023: Skr 347 billion) and the related impairment reserve amounted to Skr 526 million (2022: Skr 795 million). If, for example, the actual amount of total future cash flow were to have been 10 percent higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2024 by an additional approximately Skr 53 million (2023: Skr 80 million) and equity at the same date by approximately Skr 42 million (2023: Skr 62 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

Note 2. Net interest income

Skr mn	2024	2023	2022
Interest income
Loans to credit institutions	921	1,113	506
Loans to the public	9,835	9,181	5,106
Loans in the form of interest-bearing securities	2,351	2,448	1,114
Interest-bearing securities excluding loans in the form of interest-bearing securities	2,561	2,885	535
Derivatives	3,381	3,519	-797
Administrative remuneration CIRR-system[1]	240	261	237
Other assets	26	31	28
Total interest income	19,315	19,438	6,729
Interest expenses
Interest expenses excl. resolution fee	-16,011	-16,299	-4,353
Resolution fee	-105	-94	-88
Risk tax	-141	-150	-109
Total interest expenses	-16,257	-16,543	-4,550
Net interest income	3,058	2,895	2,179
1	Including administrative remuneration for concessionary loans by Skr 0 million (2023: Skr 1 million).

Skr mn	2024	2023	2022
Interest income were related to:
Financial assets at fair value through profit or loss	5,520	5,817	-32
Derivatives used for hedge accounting	506	637	-183
Financial assets at amortized cost	13,289	12,984	6,944
Total interest income	19,315	19,438	6,729
Interest expenses were related to:
Financial liabilities at fair value through profit or loss	752	1,048	1,346
Financial assets measured at fair value through profit or loss – negative interest on income	—	—	-37
Financial assets measured at amortized cost – negative interest income	—	—	0
Derivatives used for hedge accounting	-5,731	-8,035	-1,405
Financial liabilities at amortized cost	-11,278	-9,556	-4,454
Total interest expenses	-16,257	-16,543	-4,550
Net interest income	3,058	2,895	2,179

Interest income geographical areas

Skr mn	2024	2023	2022
Sweden	8,014	7,256	1,907
Europe except Sweden	6,141	6,866	1,071
Countries outside of Europe	5,160	5,316	3,751
Total interest income	19,315	19,438	6,729

Interest income per product group

Skr mn	2024	2023	2022
Lending to Swedish exporters	7,795	7,352	2,714
Lending to exporters’ customers[1]	3,570	3,679	1,782
Liquidity	7,950	8,407	2,233
Total interest income	19,315	19,438	6,729
1	In interest income for Lending to exporters’ customers, Skr 240 million (2023: Skr 260 million) represents remuneration from the CIRR-system, see Note 24.

Note 3. Net fee and commissions expense

Skr mn	2024	2023	2022
Fee and commissions earned were related to:
Lending	6	2	3
Total	6	2	3

Commissions incurred were related to:
Custodian- and bank fees	-12	-13	-10
Brokerage	-1	-1	-2
Other commissions incurred	-39	-39	-22
Total	-52	-53	-34
Net fee and commissions expense[1]	-46	-51	-31
1	Skr -45 million (2023: Skr -50 million) includes financial assets and liabilities not measured at fair value through profit or loss.

Note 4. Net results of financial transactions

Skr mn	2024	2023	2022
Derecognition of financial instruments not measured at fair value through profit or loss:
Financial assets at amortized cost	5	9	9
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)[1]	-197	-2,024	2,004
Mandatorily	192	2,057	-2,023
Financial instruments under fair value hedge accounting:
Net results of the hedging instrument	1,818	6,808	-7,976
Net results of the hedged item	-1,853	-6,831	8,064
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-5	2	-9
Total net results of financial transactions	-40	21	69

Note 5. Personnel expenses

Skr mn	2024	2023	2022
Salaries and remuneration to the Board of Directors and the CEO	-9	-8	-8
Salaries and remuneration to Senior Executives	-30	-26	-24
Salaries and remuneration to other employees	-227	-203	-201
Pensions	-70	-70	-72
Social insurance	-85	-78	-78
Other personnel expenses	-24	-17	-19
Total personnel expenses	-445	-402	-402

The combined total of the remuneration excluding benefits and other remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 25 million (2023: Skr 26 million). Of the remuneration to senior executives, Skr 25 million (2023: Skr 26 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 6 million (2023: Skr 6 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	including
2024	committee	Fixed	Other		Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	remuneration[4]	Total
Chairman of the Board of Directors:
Lennart Jacobsen	-660	—	—	—	—	-660
Other members of the Board of Directors:
Anna Brandt[5], resigned March 26, 2024	—	—	—	—	—	—
Reinhold Geijer	-373	—	—	—	—	-373
Carl Mellander, from March 26, 2024	-254	—	—	—	—	-254
Eva Nilsagård	-347	—	—	—	—	-347
Hanna Lagercrantz[5]	—	—	—	—	—	—
Håkan Berg	-385	—	—	—	—	-385
Paula da Silva	-372	—	—	—	—	-372
Katarina Ljungqvist	-338	—	—	—	—	-338
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[6]	—	-6,001	-37	-1,815	—	-7,853
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-2,124	-32	-912	—	-3,068
Pontus Davidsson, Head of International Finance	—	-3,120	-20	-668	—	-3,808
Stefan Friberg, Chief Financial Officer (CFO), resigned April 25, 2024	—	-1,060	-7	-208	-4,540	-5,815
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,580	-38	-636	—	-3,254
Jens Hedar, acting Chief Financial Officer (CFO)[7]	—	-2,837	-19	-869	—	-3,725
Jan Hoppe, Chief Risk Officer (CRO)	—	-2,549	-20	-638	—	-3,207
Jenny Lilja Lagercrantz, Head of Human Resources	—	-2,233	-11	-646	—	-2,890
Tomas Nygård, Chief Information Officer (CIO)	—	-2,203	-33	-600	—	-2,836
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,607	-33	-921	—	-3,561
Maria Simonson, Head of Sustainability and acting Head of Client Relationship Management[7]	—	-2,502	-17	-638	—	-3,157
Anna-Lena Söderlund, Head of Compliance	—	-1,608	-19	-739	—	-2,366
Total	-2,729	-31,424	-286	-9,290	-4,540	-48,269
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.

5	Other remuneration refers to salary, benefits and pension costs during the notice period as well as severance pay.
6	The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.
7	Effective April 25, 2024, SEK’s Chief Financial Officer, Stefan Friberg, left SEK, and Head of Client Relationship Management, Jens Hedar, assumed the role as acting Chief Financial Officer. Also effective April 25, 2024, Maria Simonson became acting Head of Client Relationship Management in addition to her role as Head of Sustainability.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	including
2023	committee	Fixed	Other		Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	remuneration[4]	Total
Chairman of the Board of Directors:
Lennart Jacobsen	-626	—	—	—	—	-626
Other members of the Board of Directors:
Anna Brandt[5]	—	—	—	—	—	—
Reinhold Geijer	-355	—	—	—	—	-355
Eva Nilsagård	-331	—	—	—	—	-331
Hanna Lagercrantz[5]	—	—	—	—	—	—
Håkan Berg	-369	—	—	—	—	-369
Paula da Silva	-354	—	—	—	—	-354
Katarina Ljungqvist	-354	—	—	—	—	-354
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[6]	—	-5,676	-18	-1,715	—	-7,409
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-1,934	-35	-800	—	-2,769
Pontus Davidsson, Head of International Finance	—	-3,120	-18	-597	—	-3,735
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,060	-18	-635	—	-3,713
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,516	-35	-623	—	-3,174
Jens Hedar, Head of Client Relationship Management	—	-2,508	-20	-836	—	-3,364
Jan Hoppe, Chief Risk Officer (CRO), from January 12, 2023	—	-2,427	-17	-584	—	-3,028
Jenny Lilja Lagercrantz, Head of Human Resources	—	-2,169	-13	-605	—	-2,787
Tomas Nygård, Chief Information Officer (CIO)	—	-2,005	-18	-558	—	-2,581
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,557	-21	-891	—	-3,469
Maria Simonson, Head of Sustainability	—	-2,184	-14	-604	—	-2,802
Anna-Lena Söderlund, Head of Compliance, from February 1, 2023 (Chief Risk Officer (CRO), resigned January 11, 2023)	—	-1,507	-31	-674	—	-2,212
Total	-2,389	-31,663	-258	-9,122	—	-43,432
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4	Other remuneration refers to salary, benefits and pension costs during the notice period as well as severance pay.
5	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.
6	The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

	Fee,
	including
2022	committee	Fixed	Other		Other
Skr thousand	fee	remuneration[1]	benefits[2]	Pension fee[3]	remuneration[4]	Total
Chairman of the Board of Directors:
Lennart Jacobsen[5], from March 24, 2022	-470	—	—	—	—	-470
Lars Linder-Aronson, resigned March 24, 2022	-154	—	—	—	—	-154
Other members of the Board of Directors:
Lennart Jacobsen[5]	-79	—	—	—	—	-79
Anna Brandt[6]	–	—	—	—	—	–
Reinhold Geijer	-348	—	—	—	—	-348
Eva Nilsagård	-335	—	—	—	—	-335
Hans Larsson, resigned March 24, 2022	-85	—	—	—	—	-85
Hanna Lagercrantz[6]	—	—	—	—	—	—
Håkan Berg, from March 24, 2022	-276	—	—	—	—	-276
Paula da Silva, from March 24, 2022	-266	—	—	—	—	-266
Katarina Ljungqvist, from March 24, 2022	-266	—	—	—	—	-266
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[7]	—	-5,434	-19	-1,668	—	-7,121
Per Åkerlind, Deputy Chief Executive Officer, resigned June 30, 2022	—	-1,772	-17	-652	—	-2,441
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-1,802	-34	-668	—	-2,504
Andreas Ericson, Head of International Finance, resigned March 31, 2022	—	-509	-9	-175	—	-693
Pontus Davidsson, Head of International Finance, from September 8, 2022	—	-981	-5	-196	—	-1,182
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,018	-17	-608	—	-3,643
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,465	-37	-604	—	-3,106
Jens Hedar, Head of Client Relationship Management	—	-2,454	-18	-803	—	-3,275
Peter Svensén, Chief Risk Officer (CRO), resigned December 11, 2022	—	-2,525	-30	-593	—	-3,148
Anna-Lena Söderlund, Chief Risk Officer (CRO), from December 12, 2022	—	-89	-1	-38	—	-128
Sirpa Rusanen, Head of Human Resources, resigned September 15, 2022	—	-1,254	-17	-479	—	-1,750
Jenny Lilja Lagercrantz, Head of Human Resources, from September 16, 2022	—	-613	-4	-169	—	-786
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,532	-28	-839	—	-3,399
Maria Simonson, Head of Sustainability, from April 1, 2022	—	-1,575	-12	-433	—	-2,020
Madeleine Widaeus, Chief Information Officer (CIO), resigned January 31, 2022	—	-144	-1	-54	—	-199
Pia Melke, Chief Information Officer (CIO), from February 1, 2022, resigned April 30, 2022	—	-310	-3	-93	—	-406
Tomas Nygård, Chief Information Officer (CIO), from May 1, 2022	—	-1,272	-11	-348	—	-1,631
Total	-2,279	-28,749	-263	-8,420	—	-39,711
1	Predetermined salary or other compensation such as holiday pay and allowances.
2	Other benefits consist of, for example, subsistence benefits.
3	Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.

4	Other remuneration refers to salary, benefits and pension costs during the notice period as well as severance pay.
5	Lennart Jacobsen was a member of the Board until March 23, 2022, and Chairman from March 24, 2022.
6	Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.
7	The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.

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

SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decision by the Board relating to remuneration policy for the Company, on total remuneration for the CEO, for other members of the executive management team, for the Head of Compliance, and potentially for other employees reporting directly to the CEO, as well as on the terms and conditions for and the outcome of the Company’s variable remuneration system. The Remuneration Committee also prepares and handles overall issues relating to remuneration (salaries, pension and other benefits), measures aimed at applying SEK’s remuneration policy, and issues relating to succession planning. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee met five times in 2024.

The Company only has one variable remuneration system, individual variable compensation (”IRE”). Within this system, permanent staff who have customer or business responsibilities, but are not members of senior management, are offered the opportunity to receive individual variable remuneration. IRE has been around since 2017 and has been evaluated on a yearly basis. The result of the evaluations has been reported to the Remuneration Committee. SEK has decided to abolish the system from January 1, 2025, and the last provision for the IRE was made in 2024.

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

As part of its strategic analysis and planning, the Company undertakes an annual process for internal capital and liquidity assessment. As part of this assessment, an analysis is conducted with the aim of identifying employees whose work duties have a material impact on SEK’s risk profile, including risks related to the Company’s remuneration policy and remuneration system. The outcome of this analysis is taken into account when designing the remuneration systems in order to promote sound and efficient risk management and to restrict excessive risk-taking. No employees receive remuneration of EUR 1 million or more per fiscal year. No new agreements containing variable remunerations have been established during the year.

The CEO’s, Magnus Montan’s, terms of employment comply with the Guidelines for Terms of Employment for Senior Executives in State-owned Companies 2020.

SEK pays an old-age and survivors’ pension amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.

For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the pension plan between the Swedish Banking Institutions and the Financial Sector Union of Sweden (“BTP”) as well as private healthcare insurance under Skandia and travel insurance. Other benefits payable to the CEO includes per diem allowances. The CEO is entitled to six months’ notice prior to termination initiated by SEK and severance pay corresponding to 12 months’ salary. A deduction is made for any income arising from new employment.

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

Defined-benefit pension plans mean that the pension benefit is predetermined, such as is the case with the BTP2 plan. Defined-benefit plans are post-employment benefit plans other than defined-contribution plans. The present value of the net obligation for defined-benefit plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current period and prior periods. The net obligation is recognized in the balance sheet at its present value less the fair value of any plan assets.

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

Total pension cost for defined benefit and defined contribution obligations

Skr mn	2024	2023	2022
Service cost	-3	-3	-5
Regulation of pension obligations	—	0	0
Interest cost, net	-1	-1	-1
Pension cost for defined benefit pensions, incl. payroll tax	-4	-4	-6
Pension cost for defined contribution pension cost incl. payroll tax	-66	-66	-66
Pension cost recognized in personnel costs	-70	-70	-72

Actuarial gains (+) and losses (-) on defined benefit obligation during period	2	-22	92
Return above expected return, gains (+) and losses (-) on plan assets	8	-5	-28
Change in the effect of the asset ceiling excluding interest	-19	21	-21
Revaluation of defined benefit plans	-9	-6	43

Net value of defined benefit pension obligations

Skr mn	2024	2023	2022
Defined benefit obligations	188	191	167
Plan assets	-200	-181	-180
Restriction due to the asset ceiling	19	—	21
Provision for pensions, net obligation[1]	7	10	8
1	See Note 21.

Development of defined benefit obligations

Skr mn	2024	2023	2022
Defined benefit obligation, opening balance	191	167	258
Service cost	3	3	5
Interest cost	6	6	4
Pension Payments incl. special payroll tax	-10	-8	-8
Actuarial gains (-) and losses (+), effect due to changed demographic assumptions	—	1	—
Actuarial gains (-) and losses (+), effect due to changed financial assumptions	-6	22	-98
Actuarial gains (-) and losses (+), effect due to experience based outcome	4	0	6
Defined benefit obligation, closing balance	188	191	167

Development of plan assets related to defined benefit obligation

Skr mn	2024	2023	2022
Fair value of plan assets, opening balance	181	180	201
Expected return on plan assets	6	6	4
Contributions by the employer[1]	14	7	10
Benefits paid[2]	-9	-7	-7
Return on plan assets excluding interest income	8	-5	-28
Fair value of plan assets, closing balance	200	181	180
1	Expected contribution from the employer in the following year is Skr 6 million (2023: Skr 5 million), excluding payroll tax.
2	Expected compensation paid in the following year is Skr 10 million (2023: Skr 8 million).

Distribution of plan assets related to defined benefit obligation

Skr mn	2024	2023	2022
Domestic equity investments	6	5	4
Foreign equity investments	28	26	22
Domestic government bonds	40	29	29
Domestic corporate bonds	52	45	39
Mortgage bonds	12	11	9
Other Investments	34	38	48
Properties	28	27	29
Total plan assets	200	181	180

Principal actuarial assumptions used end of year

Percent	2024	2023	2022
Discount rate	3.5	3.4	4.0
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	2.0	2.0
Expected lifetime	DUS23	DUS23	DUS21
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome			Positive outcome
Skr mn	2024	2023	2022	2024	2023	2022
Discount rate	-1%	-1%	-1%	+1%	+1%	+1%
Defined benefit obligation	230	235	227	155	156	151
Service cost	4	4	4	2	2	3
Interest cost	6	5	6	7	7	7

Expected lifetime	+1 year	+1 year	+1 year	-1 year	-1 year	-1 year
Defined benefit obligation	197	200	193	180	182	176
Service cost	3	3	3	3	3	3
Interest cost	7	7	7	6	6	6

Net reconciliation of pension liabilities

Skr mn	2024	2023	2022
Pension liabilities, opening balance	10	8	57
Net periodic pension cost	3	4	6
Contributions by the employer	-14	-7	-10
Net pension payments	-1	-1	-2
Revaluations recognized in other comprehensive income	9	6	-43
Pension liabilities, closing balance	7	10	8

Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.

Pension expense in 2024 for defined benefit pensions amounts to Skr 4 million (2023: Skr 4 million).

As of December 31, 2024, the expected weighted average remaining service time for active employees was 9.99 years (2023: 10.48 years), the expected weighted average duration for the present value was 14.95 years (2023: 15.81 years) and the average salary for active employees was Skr 1.0 million (2023: Skr 0.9 million).

Discount rate

The discount rate is based on the estimated interest curve of Swedish mortgage bonds, as this market is regarded as liquid enough to be used for this purpose. The discount rate is based on market expectations at the end of the accounting period, using bonds with the same duration as the pension liability.

Expected early retirement

According to the transitional rule for § 8 in the BTP-plan, the calculation includes the assumption that 20 percent of the employees use the possibility for early retirement. The earliest retirement age is 61 for employees born 1956 or earlier. Employees born in 1967 or later have no right to retire before age 65.

Expected return on plan assets

Expected return on plan assets is equal to the discount rate as regulated in IAS 19.

Expected salary increase

The assumption of salary increase is based on SEK’s assessment of the long-term salary increase rate in SEK.

Expected inflation

The expected inflation is in line with Swedish inflation-linked bonds.

Expected employee turnover

Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees

	2024	2023	2022
Women	133	131	132
Men	155	142	134
Total average number of employees	288	273	266

Equality and diversity

	2024	2023	2022
Allocation of women/men on the Board of Directors	50/50	63/37	63/37
Allocation of women/men in SEK’s executive management	45/55	42/58	45/55
Allocation of women/men in management positions	50/50	53/47	52/48
Allocation of women/men at SEK in total	47/53	48/52	48/52

Note 6. Other administrative expenses

Skr mn	2024	2023	2022
Travel expenses and marketing	-11	-10	-9
IT and information system (fees incl.)	-166	-165	-163
Other fees	-35	-32	-33
Premises	-10	-9	-7
Other	-7	-6	-4
Total other administrative expenses	-229	-222	-216

Remuneration to auditors

Skr mn	2024	2023	2022
Öhrlings PricewaterhouseCoopers AB:
Audit fees[1]	-10	-10	-9
Audit related fees[2]	—	—	—
Tax related fees[3]	—	—	—
Other fees[4]	-3	-3	-2
Total	-13	-13	-11
1	Fees related to audit of annual financial statements and reviews of interim financial statements.
2	Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.
3	Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.
4	Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax - related fees above.

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

Skr mn	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Net book value
Tangible assets	32	34	42
Right-of-use assets	96	123	144
Intangible assets	50	88	121
Total net book value	178	245	307
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-84	-88	-94

For disclosures on right-of-use assets see Note 8.

Note 8. Leasing

SEK as lessee

All leases, with the exception of short-term and low-value leases, are recognized as a right-of-use asset subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities, see Note 7 and Note 19. The right-of-use assets and the lease liability relate to rental premises. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which it is not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 91 million (2023: Skr 91 million) for a period of 3 years. Reassessments of extensions and terminations options are made upon the occurrence of either a significant event or a significant change in circumstances that is within the control of SEK and will affect the assessment of whether it is reasonably certain to exercise the option.

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

Right-of-use assets

Skr mn	2024	2023
Opening balance	123	144
Depreciation	-27	-26
Addition[1]	—	5
Closing balance	96	123
1	There have been canceled leases and new leases.

Accounted for in profit or loss

Skr mn	2024	2023
Depreciation charge on right-of-use assets	-27	-26
Interest expenses on lease liability	-1	-1
Expenses relating to short-term leases[1]	-2	-1
Expenses relating to low-value leases[1]	-3	-1
Variable lease fees[1]	-7	-6
Total amount accounted for in profit or loss	-40	-35
1	Accounted for under Other administrative expenses.

Lease liability

Skr mn	2024	2023
Opening balance	125	147
Interest expenses accrued	1	1
Payments of lease liability	-28	-28
Addition[1]	—	5
Closing balance	98	125
1	There have been canceled and new leases.

Contractual flows of lease liability

Skr mn	2024	2023
Within 1 year	28	28
Between 1 and 5 years	71	99
More than 5 years	—	—
Discounting effect	-1	-2
Closing balance	98	125

The total cash outflow for leases in 2024 was Skr 40 million (2023: Skr 36 million).

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

	December 31, 2024		December 31, 2023
		Present value		Present value
		of minimum		of minimum
Skr mn	Gross investment	lease payments	Gross investment	lease payments
Within 1 year	36	35	34	33
Between 1 and 5 years	116	102	128	112
More than 5 years	—	—	13	10
Total	152	137	175	155
Unearned finance income	—	15	—	19

Note 9. Impairments

	Loans in
	the form
	of interest-	Loans to
	bearing	credit	Loans to the
Skr mn	securities	institutions	public	Off-balance	Total
2024
Expected credit losses, stage 1	17	2	83	14	116
Expected credit losses, stage 2	0	—	-45	21	-24
Expected credit losses, stage 3	147	—	-329	4	-178
Established credit losses	-113	—	-288	-3	-404
Reserves applied to cover established credit losses	113	—	280	—	393
Recovered credit losses	—	—	4	—	4
Net credit losses	164	2	-295	36	-93
2023
Expected credit losses, stage 1	1	1	-34	-4	-36
Expected credit losses, stage 2	3	0	-22	-21	-40
Expected credit losses, stage 3	-260	—	-252	-1	-513
Established credit losses	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—
Recovered credit losses	—	—	4	—	4
Net credit losses	-256	1	-304	-26	-585
2022
Expected credit losses, stage 1	-9	1	-26	-4	-38
Expected credit losses, stage 2	4	0	3	-1	6
Expected credit losses, stage 3	—	—	-15	0	-15
Established credit losses	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—
Recovered credit losses	—	—	12	1	13
Net credit losses	-5	1	-26	-4	-34

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

	December 31, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	48,665	67	—	48,732	50,148	80	1,282	51,510
Loans to credit institutions	10,328	—	—	10,328	7,914	—	—	7,914
Loans to the public	187,005	30,611	7,255	224,871	181,830	34,836	7,970	224,636
Total, loans, before expected credit losses	245,998	30,678	7,255	283,931	239,892	34,916	9,252	284,060
Off balance, before expected credit losses
Guarantees	7,533	1,895	—	9,428	6,079	1,163	229	7,471
Committed undisbursed loans	36,455	15,809	4,623	56,887	32,292	18,211	4,472	54,975
Total, off balance, before expected credit losses	43,988	17,704	4,623	66,315	38,371	19,374	4,701	62,446
Total, before expected credit losses	289,986	48,382	11,878	350,246	278,263	54,290	13,953	346,506
of which guaranteed (percent)	61.9	94.2	94.3	67.3	62.9	92.8	87.7	68.6
Loss allowance, loans
Loans in the form of interest-bearing securities	-6	0	—	-6	-23	0	-260	-283
Loans to credit institutions	0	—	—	0	-3	—	—	-3
Loans to the public	-45	-86	-386	-517	-125	-40	-306	-471
Total, loss allowance, loans	-51	-86	-386	-523	-151	-40	-566	-757
Loss allowance, off balance[1]
Guarantees	0	0	—	0	0	0	-1	-1
Committed undisbursed loans	-3	0	0	-3	-16	-21	0	-37
Total, loss allowance, off balance	-3	0	0	-3	-16	-21	-1	-38
Total, loss allowance	-54	-86	-386	-526	-167	-61	-567	-795
Provision ratio (percent)	0.02	0.18	3.25	0.15	0.06	0.11	4.07	0.23
1	Recognized under provision in the Consolidated Statement of Financial Position.

Loans and off balance, before loss allowance

	December 31, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	278,263	54,290	13,953	346,506	283,296	58,563	11,970	353,829
Increase due to origination and acquisition	84,871	4,042	345	89,258	93,373	25,709	1,323	120,405
Transfer to stage 1	3,296	-3,938	—	-642	2,108	-2,986	—	-878
Transfer to stage 2	-423	328	-94	-189	-3,852	3,142	—	-710
Transfer to stage 3	-90	-522	163	-449	-1,993	-1,159	2,962	-190
Decrease due to derecognition	-75,931	-5,818	-2,489	-84,238	-94,669	-28,979	-2,302	-125,950
Closing balance	289,986	48,382	11,878	350,246	278,263	54,290	13,953	346,506

Modified loans that did not lead to derecognition

For modified loans during 2024, amortized cost before modification amounted to Skr 1,040 million (2023: – ). Net modification gain/loss during 2024 amounted to Skr 95 million (2023: – ).

Loss allowance

	December 31, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-167	-61	-567	-795	-130	-23	-70	-223
Increases due to origination and acquisition	-20	0	0	-20	-68	-33	-36	-137
Net remeasurement of loss allowance	99	128	-167	60	3	4	8	15
Transfer to stage 1	0	3	—	3	0	0	—	0
Transfer to stage 2	1	-210	20	-189	3	-25	—	-22
Transfer to stage 3	0	2	-97	-95	2	0	-493	-491
Decreases due to derecognition	35	56	64	155	24	14	8	46
Decrease in allowance account due to write-offs	—	—	393	393	—	—	—	—
Exchange-rate differences[1]	-2	-4	-32	-38	-1	2	16	17
Closing balance	-54	-86	-386	-526	-167	-61	-567	-795
1	Recognized under Net results of financial transactions in the Statement of Comprehensive Income.

Provisions for ECLs are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard, normally distributed where zero indicates a neutral economy where the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.2 and 1.2 for the various probability of default (PD) segments. The base scenarios have been weighted at 80 percent, the downturn scenarios have been weighted at 10 percent, and the upturn scenarios have been weighted at 10 percent between the different PD-segments.

Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	—	—	—	—	—	—	—	—
AA+ to A-	40,548	—	—	40,548	31,934	—	—	31,934
BBB+ to BBB-	141,632	66	—	141,698	152,502	960	—	153,462
BB+ to BB-	45,239	27,237	—	72,476	40,413	26,267	—	66,680
B+ to B-	18,437	553	—	18,990	14,848	4,781	—	19,629
CCC to D	142	2,822	7,255	10,219	195	2,908	9,252	12,355
Total, before expected credit losses	245,998	30,678	7,255	283,931	239,892	34,916	9,252	284,060

More information regarding SEK’s Credit Policy is found in Note 26 and Note 29.

Note 10. Taxes

Skr mn	2024	2023	2022
Income tax
Adjustment previous year	—	—	0
Current tax	-436	-323	-304
Deferred tax	-2	-1	-1
Total income tax	-438	-324	-305

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Deferred tax	-12	-13	25
Tax on items not to be reclassified to profit or loss
Current tax	-66	5	-20
Deferred tax	2	1	-10
Income tax related to other comprehensive income	-76	-7	-5

Reconciliation of effective tax rate
The Swedish corporate tax rate (percent)	20.6	20.6	20.6
Profit before taxes	2,121	1,568	1,471
National tax based on profit before taxes	-437	-323	-303
Tax effects of:
Non-taxable income	0	0	0
Non-deductible expenses	-1	-1	-2
Other	—	—	—
Total tax	-438	-324	-305
Effective tax expense (percent)	20.7	20.7	20.7

Deferred taxes

Skr mn	2024	2023
Deferred tax assets concerning:
Temporary differences, related to pensions	0	0
Temporary differences, related to cash flow hedges	1	12
Temporary differences, related to lease liabilities	20	26
Offset deferred tax liability temporary differences related to right-of-use assets	-20	-25
Total deferred tax assets	1	13

No deductible loss to carry forward existed as of December 31, 2024, or December 31, 2023.

Change in deferred taxes

Skr mn	2024	2023
Opening balance	13	25
Change through profit or loss	-2	-1
Change in other comprehensive income	-10	-13
Closing balance	1	13

Note 11. Loans and liquidity investments

	Dec 31,	Dec 31,
Skr mn	2024	2023
Loans:
Loans in the form of interest-bearing securities	48,726	51,227
Loans to credit institutions	13,529	19,009
Loans to the public	224,354	224,165
Less:
Cash collateral under the security agreements for derivative contracts	-3,201	-11,098
Total lending portfolio	283,408	283,303

Liquidity investments:
Cash and cash equivalents	5,219	3,482
Treasuries/government bonds	4,150	11,525
Other interest-bearing securities except loans	52,843	41,561
Total liquidity investments	62,212	56,568
of which issued by public authorities	11,697	10,760

Difference between book value amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2024	2023
Sum of amounts exceeding nominal	74	51
Sum of amounts falling below nominal	-640	-652

Outstanding loans per business area

			of which the CIRR-system
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Skr mn	2024	2023	2024	2023
Lending to Swedish exporters	133,580	134,914	—	—
Lending to exporters’ customers	149,828	148,389	101,657	101,361
Total lending portfolio[1]	283,408	283,303	101,657	101,361
1	Including concessionary loans in the amount of Skr 64 million (year-end 2023: Skr 174 million).

Note 12. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2024
	Financial assets at fair value		Amortized cost	Total
		Derivatives used
		for hedge
Skr mn	Mandatorily	accounting
Cash and cash equivalents	—	—	5,219	5,219
Treasuries/government bonds	4,150	—	—	4,150
Other interest-bearing securities except loans	52,843	—	—	52,843
Loans in the form of interest-bearing securities	—	—	48,726	48,726
Loans to credit institutions	—	—	13,529	13,529
Loans to the public	—	—	224,354	224,354
Derivatives	8,674	1,969	—	10,643
Shares	20	—	—	20
Total financial assets	65,687	1,969	291,828	359,484

	December 31, 2023
	Financial assets at fair value		Amortized cost	Total
		Derivatives used
		for hedge
Skr mn	Mandatorily	accounting
Cash and cash equivalents	—	—	3,482	3,482
Treasuries/government bonds	11,525	—	—	11,525
Other interest-bearing securities except loans	41,561	—	—	41,561
Loans in the form of interest-bearing securities	—	—	51,227	51,227
Loans to credit institutions	—	—	19,009	19,009
Loans to the public	—	—	224,165	224,165
Derivatives	5,686	746	—	6,432
Shares	—	—	—	—
Total financial assets	58,772	746	297,883	357,401

Financial liabilities by accounting category

	December 31, 2024
	Financial liabilities at fair value
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	8,607	8,607
Debt securities issued	—	17,908	—	298,480	316,388
Derivatives	2,303	—	2,924	—	5,227
Total financial liabilities	2,303	17,908	2,924	307,087	330,222

	December 31, 2023
	Financial liabilities at fair value
		Designated upon
		initial recognition	Derivatives used for
Skr mn	Mandatorily	(FVO)	hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	3,628	3,628
Debt securities issued	0	20,499	—	293,609	314,108
Derivatives	9,469	—	3,168	—	12,637
Total financial liabilities	9,469	20,499	3,168	297,237	330,373

Note 13. Financial assets and liabilities at fair value

	December 31, 2024
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	5,219	5,219	—
Treasuries/governments bonds	4,150	4,150	—
Other interest-bearing securities except loans	52,843	52,843	—
Loans in the form of interest-bearing securities	48,726	49,951	1,225
Loans to credit institutions	13,529	13,863	334
Loans to the public	224,354	223,945	-409
Derivatives	10,643	10,643	—
Shares	20	20	—
Total financial assets	359,484	360,634	1,150

Borrowing from credit institutions	8,607	8,607	—
Debt securities issued	316,388	316,375	-13
Derivatives	5,227	5,227	—
Total financial liabilities	330,222	330,209	-13

	December 31, 2023
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	3,482	3,482	—
Treasuries/governments bonds	11,525	11,525	—
Other interest-bearing securities except loans	41,561	41,561	—
Loans in the form of interest-bearing securities	51,227	52,519	1,292
Loans to credit institutions	19,009	19,260	251
Loans to the public	224,165	223,759	-406
Derivatives	6,432	6,432	—
Shares	—	—	—
Total financial assets	357,401	358,538	1,137

Borrowing from credit institutions	3,628	3,628	—
Debt securities issued	314,108	313,931	-177
Derivatives	12,637	12,637	—
Total financial liabilities	330,373	330,196	-177

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

For more information on determining the fair value of financial transactions, see Note 1 (f).

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

Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2024
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	5,219	—	—	5,219	5,219
Loans in the form of interest-bearing securities	648	49,303	—	49,951	48,726
Loans to credit institutions	—	13,863	—	13,863	13,529
Loans to the public	—	223,945	—	223,945	224,354
Total financial assets in fair value hierarchy	5,867	287,111	—	292,978	291,828

	December 31, 2023
Loans and accounts receivable	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	3,482	—	—	3,482	3,482
Loans in the form of interest-bearing securities	1,146	51,373	—	52,519	51,227
Loans to credit institutions	—	19,260	—	19,260	19,009
Loans to the public	—	223,759	—	223,759	224,165
Total financial assets in fair value hierarchy	4,628	294,392	—	299,020	297,883

Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2024
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	8,607	—	8,607	8,607
Debt securities issued	—	298,467	—	298,467	298,480
Total financial liabilities in fair value hierarchy	—	307,074	—	307,074	307,087

	December 31, 2023
Other financial liabilities	Fair value				Book value
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	3,628	—	3,628	3,628
Debt securities issued	—	293,433	—	293,433	293,609
Total financial liabilities in fair value hierarchy	—	297,061	—	297,061	297,237

Financial assets reported at fair value in fair value hierarchy

	December 31, 2024
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	4,150	—	4,150
Other interest-bearing securities except loans	22,628	30,215	—	52,843
Derivatives	—	10,604	39	10,643
Shares	20	—	—	20
Total financial assets in fair value hierarchy	22,648	44,969	39	67,656

	December 31, 2023
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,030	10,495	—	11,525
Other interest-bearing securities except loans	17,161	24,400	—	41,561
Derivatives	—	6,377	55	6,432
Shares	—	—	—	—
Total financial assets in fair value hierarchy	18,191	41,272	55	59,518

Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2024
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	14,456	3,452	17,908
Derivatives	—	3,737	1,490	5,227
Total financial liabilities in fair value hierarchy	—	18,193	4,942	23,135

	December 31, 2023
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	12,228	8,271	20,499
Derivatives	—	10,303	2,334	12,637
Total financial liabilities in fair value hierarchy	—	22,531	10,605	33,136

There were no transfers between levels during the period (year-end 2023: transfers of Skr 11,291 million for debt securities issued and Skr -27 million for derivatives were made from level 3 to level 2).

Financial assets and liabilities at fair value in Level 3

	December 31, 2024
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Currency
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange- rate	Dec 31,
Skr mn	2024	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2024
Debt securities issued	-8,271	—	4,870	—	—	-81	3	27	-3,452
Derivatives, net	-2,279	—	1,176	—	—	92	—	-440	-1,451
Net assets and liabilities	-10,550	—	6,046	—	—	11	3	-413	-4,903

	December 31, 2023
						Gains (+) and	Gains (+) and
						losses (-)	losses (-)	Currency
	Jan 1,		Settlements	Transfers to	Transfers	through profit or	through other	exchange- rate	Dec 31,
Skr mn	2023	Purchases	& sales	Level 3	from Level 3	loss[1]	comprehensive income	effects	2023
Debt securities issued	-26,536	-180	10,202	-1,912	11,291	-1,927	-207	998	-8,271
Derivatives, net	-4,516	—	1,416	—	-27	1,419	—	-571	-2,279
Net assets and liabilities	-31,052	-180	11,618	-1,912	11,264	-508	-207	427	-10,550
1	Gains and losses through profit or loss, including the impact of exchange rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2024, amounted to a Skr 1 million gain (year-end 2023: Skr -27 million loss) and are reported as net results of financial transactions.

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

Sensitivity analysis - Level 3

Assets and liabilities	December 31, 2024
		Unobservable	Range of estimates for
Skr mn	Fair value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-70	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-1,263	Correlation	0.12 - (0.12)	Option Model	-18	18
Other	-118	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-1,451				-18	18
Equity	-55	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
FX	-3,272	Correlation	0.12 - (0.12)	Option Model	18	-18
		Credit spreads	10BP - (10BP)	Discounted cash flow	16	-16
Other	-125	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-3,452				34	-34
Total effect on total comprehensive income					16	-16

	December 31, 2023
Assets and liabilities		Unobservable	Range of estimates for
Skr mn	Fair value	input	unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-997	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-1,156	Correlation	0.12 - (0.12)	Option Model	-22	22
Other	-126	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-2,279				-22	22
Equity	-3,594	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
FX	-4,529	Correlation	0.12 - (0.12)	Option Model	23	-23
		Credit spreads	10BP - (10BP)	Discounted cash flow	22	-22
Other	-148	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-8,271				47	-47
Total effect on total comprehensive income					25	-25

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

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value origination
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
Skr mn	December 31, 2024	December 31, 2023	2024	2023
CVA/DVA, net[1]	-17	-39	22	11
OCA[2]	265	-55	320	-23
1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflect how the counterparties’ credit risk as well as SEK’s own credit rating affect the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting

Derivatives by categories

	December 31, 2024			December 31, 2023
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts[1]	Fair value	Fair value	amounts[1]
Interest rate-related contracts	5,066	919	531,122	3,918	1,720	483,545
of which in fair value hedges	525	358	261,126	-980	486	258,157
of which in cash flow hedges	-4	—	5,000	-60	—	5,000
Currency-related contracts	5,577	4,120	154,836	2,509	9,789	158,019
of which in fair value hedges	1,448	2,566	35,260	1,786	2,682	36,236
Equity-related contracts	—	70	90	5	1,002	3,722
Contracts related to commodities, credit risk, etc.	—	118	4,648	—	126	5,533
Total derivatives[2]	10,643	5,227	690,696	6,432	12,637	650,819
1	Nominal amounts before set-off.
2	All derivatives are used for economic hedging purposes.

Maturity analysis of the nominal amounts of hedging instruments

	December 31, 2024
		1 year		Nominal
Skr mn	< 1 year	< 5 years	> 5 years	amounts
Interest rate-related contracts
Hedge of fixed rate assets	70,503	148,112	37,929	256,544
Hedge of fixed rate liabilities	5,000	—	—	5,000
Hedge of floating rate assets	1,155	1,194	2,233	4,582
Currency-related contracts
Hedge of fixed rate assets	452	11,936	6,062	18,450
Hedge of fixed rate liabilities	8,199	7,966	646	16,811

	December 31, 2023
		1 year		Nominal
Skr mn	< 1 year	< 5 years	> 5 years	amounts
Interest rate-related contracts
Hedge of fixed rate assets	58,119	168,837	25,436	252,392
Hedge of fixed rate liabilities	—	2,301	3,464	5,765
Hedge of floating rate assets	—	5,000	—	5,000
Currency-related contracts
Hedge of fixed rate assets	152	13,371	5,777	19,300
Hedge of fixed rate liabilities	2,583	12,908	1,445	16,936

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts

	December 31, 2024		December 31, 2023
Assets		Fair value hedge		Fair value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Loans in the form of interest-bearing securities	15,979	-598	12,852	-648
Loans to credit institutions	1,058	—	1,002	-15
Loans to the public	12,315	-44	12,612	-127
Total	29,352	-642	26,466	-790

	December 31, 2024		December 31, 2023
Liabilities		Fair value hedge		Fair value hedge
Skr mn	Book value	adjustments	Book value	adjustments
Debt securities issued	256,459	378	256,561	-1,622
Total	256,459	378	256,561	-1,622

For disclosure on hedge ineffectiveness of fair value hedges, see Note 4.

Cash flow hedge effectiveness

Skr mn	2024	2023
Changes in fair value of hedging instruments	56	63
Changes in value of hedged items used as a basis for recognizing hedge ineffectiveness	-58	-60
Hedge ineffectiveness recognized in profit or loss[1]	—	—
Hedging gain or losses recognized in other comprehensive income	56	63

1 Recognized in the line item “Net result of financial transactions”.

Cash flow hedge reserve

Skr mn	2024	2023
Opening balance January 1	-47	-97
Valuation gains and losses	126	122
Tax on valuation gains and losses	-26	-25
Transferred to the income statement	-71	-59
Tax on transfers to the income statement	15	12
Other comprehensive income, net of tax	44	50
Total comprehensive income	44	50
Closing balance December 31	-3	-47
of which relates to continuing hedges for which hedge accounting is applied	-3	-47
of which relates to hedging relationships for which hedge accounting is no longer applied	—	—

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

SEK’s granting of credits and a large portion of its borrowing can take place in the currency of the borrower’s and investor’s choice. It is therefore seldom that borrowing and lending are made in the same currency and therefore directly balance each other. Differences in exposures to individual currencies that exist between different transactions are fully matched with the aid of various derivatives, primarily currency swaps. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in FX and interest rates. For example, converting a fixed interest rate in a financial asset or liability into a variable rate financial asset or liability denominated in SEK’s functional currency Skr. For that, SEK uses cross currency interest rate swaps or a proportion of these swaps, swapping fixed to floating interest rates in Skr.

For more disclosures regarding SEK’s hedge accounting, see Note 29, the Consolidated Statement of Changes in Equity, Note 1 and Note 4.

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange rate, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-rate-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2024	Dec 31, 2023
Gross amounts of recognized financial assets	13,328	10,705
Amounts offset in the Statement of Financial Position	-2,685	-4,273
Net amounts of financial assets presented in the Statement of Financial Position	10,643	6,432
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-1,881	-2,049
Cash collateral received	-7,997	-3,573
Net amount	765	810

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2024	Dec 31, 2023
Gross amounts of recognized financial liabilities	7,912	16,910
Amounts offset in the Statement of Financial Position	-2,685	-4,273
Net amounts of financial liabilities presented in the Statement of Financial Position	5,227	12,637
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-1,881	-2,049
Cash collateral paid	-3,170	-10,353
Net amount	176	235

Note 15. Shares in subsidiaries

Since March 2018, SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

	December 31, 2024		December 31, 2023
Skr mn	Book value	Number of shares	Book value	Number of shares
SEKETT AB (reg. no 559132-9668)	0	50	0	50

Note 16. Other assets

Skr mn	Dec 31, 2024	Dec 31, 2023
Claim against the State for CIRR-loans and concessionary loans	8	3
Cash receivables, funding operations	207	177
Other	71	96
Total	286	276

Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2024	Dec 31, 2023
Interest income accrued	8,097	7,938
Prepaid expenses and other accrued revenues	48	56
Total	8,145	7,994

Note 18. Debt

	December 31, 2024
	Debt excl.	Debt
Skr mn	debt securities issued	securities issued	Total
Exchange-rate related contracts	—	4,802	4,802
Interest rate related contracts	8,607	311,407	320,014
Equity related contracts	—	54	54
Contracts related to raw materials, credit risk etc.	—	125	125
Total debt outstanding	8,607	316,388	324,995

					Other
of which denominated in:	Skr	USD	EUR	AUD	currencies	Total
	22,509	203,141	67,070	10,281	21,994	324,995

	December 31, 2023
	Debt excl.	Debt
Skr mn	debt securities issued	securities issued	Total
Exchange-rate related contracts	—	6,368	6,368
Interest rate related contracts	3,628	303,998	307,626
Equity related contracts	—	3,594	3,594
Contracts related to raw materials, credit risk etc.	—	148	148
Total debt outstanding	3,628	314,108	317,736

					Other
of which denominated in:	Skr	USD	EUR	AUD	currencies	Total
	17,029	200,222	61,325	11,934	27,226	317,736

SEK’s Borrowing programs, value outstanding1

Skr mn	December 31, 2024	December 31, 2023
Medium-term note program:
Unlimited Euro Medium-Term Note Program	95,270	111,510
Unlimited SEC-registered U.S. Medium-Term Note Program	17,699	173,821
Unlimited Swedish Medium-Term Note Program	447	435
Unlimited MTN/STN AUD Debt Issuance Program	914	11,181
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Program	601	3,232
USD 4,000,000,000 Euro-Commercial Paper Program	901	10,932
1	Amortized cost excluding fair value adjustments.

Liabilities in financing activities

			Non-cash items
Skr mn	January 1, 2024	Cash Flow	Exchange rate difference	Unrealized changes in fair value	Accrued interest	December 31, 2024
Senior debt	317,736	-17,757	23,139	1,877	—	324,995
Lease liability	125	-28	—	—	1	98
Derivatives, net	6,205	-660	-8,742	-2,219	—	-5,416
Total liabilities in financing activities	324,066	-18,445	14,397	-342	1	319,677

			Non-cash items
Skr mn	January 1, 2023	Cash Flow	Exchange rate difference	Unrealized changes in fair value		Accrued interest	December 31, 2023
Senior debt	326,270	-8,642	-9,628	9,736		—	317,736
Lease liability	147	-28	0	5	[1]	1	125
Derivatives, net	2,883	2,868	4,118	-3,664		—	6,205
Total liabilities in financing activities	329,300	-5,802	-5,510	6,077		1	324,066
1	Attributable to an increase in leasing debts due to new leasing agreements.

Note 19. Other liabilities

Skr mn	Dec 31, 2024	Dec 31, 2023
Liability against the State for CIRR-loans and concessionary loans	3,673	3,641
Cash payables, debt purchases	207	176
Other	610	455
Total	4,490	4,272

Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2024	Dec 31, 2023
Interest expenses accrued	8,720	8,333
Other accrued expenses and prepaid revenues	78	54
Total	8,798	8,387

Note 21. Provisions

Skr mn	December 31, 2024	December 31, 2023
Pension liabilities[1]	7	10
Long term employee benefit	2	3
Off balance, expected credit losses[2]	3	38
Total	12	51
1	See Note 5.
2	Provisions for expected credit losses for off-balance-sheet exposures, in accordance with IFRS 9, see Note 9.

Note 22. Equity

The total number of shares is 3,990,000 with a par value of Skr 1,000.

Own credit risk consists of gains and losses that arise from changes in SEK´s own credit risk on liabilities designated at fair value. These are recognized in Other comprehensive income under the reserve for own credit risk and are not reclassified to profit or loss in the financial statements of the Group.

Defined benefit plans consist of gains and losses that arises from changes in the value of defined benefit plans. These are presented in other comprehensive income in the reserve for defined benefit plans in accordance with IAS 19.

The fair value reserve consists of the hedge reserve (value changes on derivatives in cash flow hedges).

The entire equity is attributable to the shareholder of the Parent Company.

For information on the objectives, policies and processes for managing capital, see Note 29.

Proposal for the distribution of profits

The results of the Consolidated Group’s operations during the year and its financial position at December 31, 2024, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group and related notes.

The Board has decided to propose to the Annual General Meeting the payment of a dividend of 40 percent of the year’s profit, corresponding to Skr 673 million (year-end 2023: 248), in accordance with the Company’s dividend policy of 20-40 percent. The following proposal regarding distribution of profits relates to the Parent Company.

Skr mn
At the disposal of the Annual General Meeting	20,338
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
- dividend to the shareholder of Skr 168.67 per share, amounting to	673
Remaining disposable funds to be carried forward	19,665

Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2024	Dec 31, 2023
Collateral provided
Cash collateral under the security agreements for derivative contracts	3,201	11,098

Contingent liabilities
Guarantee commitments	9,428	7,471

Commitments
Committed undisbursed loans	56,887	54,975

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

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system, which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differ from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2024, concessionary loans outstanding amounted to Skr 64 million (year-end 2023: Skr 174 million) and operating profit for the program amounted to Skr -7 million for the period January-December 2024 (2023: Skr -17 million). SEK´s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (2023: Skr 1 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2024	2023
Interest income	2,302	2,329
Interest expenses	-2,070	-1,904
Interest compensation	—	—
Foreign exchange effects	1	1
Profit before compensation to SEK	233	426
Administrative remuneration to SEK	-240	-260
Operating profit CIRR-system	-7	166
Reimbursement to (-) / from (+) the State	7	-166

Statement of financial position for the CIRR-system

Skr mn	Dec 31, 2024	Dec 31, 2023
Cash and cash equivalents	0	1
Loans	101,657	101,361
Derivatives	3,939	4,334
Other assets	217	179
Prepaid expenses and accrued revenues	1,817	1,711
Total assets	107,630	107,586

Liabilities	106,093	105,642
Derivatives	266	859
Accrued expenses and prepaid revenues	1,271	1,085
Total liabilities and equity	107,630	107,586

Commitments
Committed undisbursed loans	42,007	36,505

Note 25. Capital adequacy

Capital Adequacy Analysis

	December 31, 2024	December 31, 2023
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	22.2	21.3
Tier 1 capital ratio	22.2	21.3
Total capital ratio	22.2	21.3
1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffers.

	December 31, 2024		December 31, 2023
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,437	8.0	8,377	8.0
of which Tier 1 requirement of 6 percent	6,328	6.0	6,283	6.0
of which minimum requirement of 4.5 percent	4,746	4.5	4,712	4.5
Pillar 2 capital requirements[3]	3,871	3.7	3,843	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	11,106	10.5	10,084	9.6
Capital buffer requirements	4,317	4.1	4,271	4.1
of which Capital conservation buffer	2,637	2.5	2,618	2.5
of which Countercyclical buffer	1,680	1.6	1,653	1.6
Pillar 2 guidance[5]	1,582	1.5	1,571	1.5
Total risk-based capital requirement including Pillar 2 guidance	18,207	17.3	18,062	17.2
1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firm).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA SREP.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital - that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	On September 29, 2021, the Swedish FSA notified SEK, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	December 31, 2024	December 31, 2023
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	234,139	232,462
Off-balance sheet exposures	8,775	8,529
Total exposure measure	242,914	240,991
Leverage ratio[2]	9.6%	9.3%
1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2024		December 31, 2023
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,288	3.0	7,230	3.0
Pillar 2 guidance[2]	365	0.2	361	0.2
Total capital requirement relating to leverage ratio	7,653	3.2	7,591	3.2
1	Expressed as a percentage of total exposure amount.
2	On September 29, 2021, the Swedish FSA notified SEK, within the latest SREP, that SEK should hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Own funds — adjusting items

	Parent Company
	Dec 31,	Dec 31,
Skr mn	2024	2023
Share capital[1]	3,990	3,990
Retained earnings	18,413	17,403
Accumulated other comprehensive income and other reserves	241	234
Independently reviewed profit net of any foreseeable charge or dividend	1,255	972
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,899	22,599
Additional value adjustments due to prudent valuation[2]	-84	-85
Intangible assets	-22	-34
Fair value reserves related to gains or losses on cash flow hedges	3	47
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-217	28
Negative amounts resulting from the calculation of expected loss amounts	-180	-221
Insufficient coverage for non-performing exposures	-2	-12
Total regulatory adjustments to Common Equity Tier 1 capital	-502	-277
Total Common Equity Tier 1 capital	23,397	22,322
Total Own funds	23,397	22,322
1	For a detailed description of the instruments constituting share capital, see Note 22.
2	During the fourth quarter of 2023, SEK has switched accounting method from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101.

Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2024			December 31, 2023
		Risk	Min.		Risk	Min.
		exposure	capital		exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk, standardized approach
Corporates	5,532	5,528	442	4,219	4,206	337
Equity exposures	20	30	2	—	—	—
Default exposures	6	6	1	77	77	6
Total credit risk, standardized approach	5,558	5,564	445	4,296	4,283	343
Credit risk, IRB approach
Central governments	211,834	9,159	733	211,650	9,416	753
Financial institutions[2]	34,067	6,153	492	33,236	6,580	526
Corporates[3]	147,820	75,541	6,043	144,559	76,038	6,083
Non-credit-obligation assets	213	213	17	284	284	23
Total credit risk IRB approach	393,934	91,066	7,285	389,729	92,318	7,385
Credit valuation adjustment risk	n.a.	1,936	154	n.a.	2,490	199
Foreign exchange risk	n.a.	1,498	120	n.a.	1,174	94
Commodity risk	n.a.	7	1	n.a.	7	1
Operational risk	n.a.	5,395	432	n.a.	4,442	355
Total	399,492	105,466	8,437	394,025	104,714	8,377
1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivative contracts: EAD Skr 5,899 million (year-end 2023: Skr 7,127 million), Risk exposure amount of Skr 1,513 million (year-end 2023: Skr 2,167 million) and Capital requirement of Skr 121 million (year-end 2023: Skr 173 million).
3	Of which related to Specialized lending: EAD Skr 7,322 million (year-end 2023 Skr 7,315 million), Risk exposure amount of Skr 5,019 million (year-end 2023: Skr 5,757 million) and Capital requirement of Skr 402 million (year-end 2023: Skr 461 million).

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

	December 31, 2024					December 31, 2023
	AAA	A+					A+	BBB+
	to AA-	to A–	BBB+	BB+ to B–	CCC to D	AAA to AA-	to A–	to BBB–	BB+ to B–	CCC to D
	0.003%-	0.02–	to BBB–	0.45–	38.28–	0.003%–	0.02–	0.10–	0.45–	38.28–
Skr mn	0.01%	0.06%	0.10–0.27%	7.69%	100%	0.01%	0.06%	0.27%	7.69%	100%
Central governments
EAD	209,730	2,091	—	12	0	208,956	2,678	—	15	1
Average PD in %	0.003	0.06	—	1.2	100.0	0.003	0.05	—	1.24	100.0
Average LGD in %	45.0	45.0	—	45.0	45.0	45.0	45.0	—	45.0	45.0
Average risk weight in %	4.1	22.8	—	105.2	—	4.2	20.9	—	105.2	—

	December 31, 2024					December 31, 2023
	AAA	A+					A+
	to AA-	to A–	BBB+	BB+ to B–	CCC to D	AAA	to A–	BBB+	BB+ to B–	CCC to D
	0.03%-	0.05–	to BBB–	0.50–	35.29–	to AA-	0.06–	to BBB–	0.50–	28.91–
Skr mn	0.032%	0.06%	0.15–0.35%	11.43%	100%	0.01%–0.04%	0.11%	0.16–0.32%	8.27%	100%
Financial institutions
EAD	14,245	18,777	995	50	—	10,986	21,184	1,000	66	—
Average PD in %	0.03	0.05	0.33	1.18	—	0.04	0.07	0.30	1.16	—
Average LGD in %	34.8	29.4	45.0	45.0	—	35.7	29.9	45.0	45.0	—
Average risk weight in %	15.0	16.8	80.0	130.0	—	24.4	34.3	76.0	129.5	—
Corporates
EAD	4,423	27,693	75,379	32,193	809	4,130	30,668	68,751	32,716	979
Average PD in %	0.03	0.06	0.21	0.81	45.5	0.02	0.08	0.23	0.81	99.9
Average LGD in %	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	11.8	19.8	46.1	86.9	219.4	16.6	27.2	50.2	86.9	0.5

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

Capital buffer requirements

SEK meets capital buffer requirements with Common Equity Tier 1 capital as of December 31, 2024. The Swedish FSA has not classified SEK as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. At December 31, 2024, the capital requirement related to credit risk exposures in Sweden was 74 percent (year-end 2023: 73 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may impact SEK, but the potential effect is limited since most buffer requirements from relevant credit exposures relate to Sweden. As of December 31, 2024, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.12 percentage points (year-end 2023: 0.13 percentage points).

Leverage ratio

The leverage ratio is a metric that was introduced in 2015. A capital base requirement amounts to 3 percent and is calculated on the total leverage ratio exposure measure. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit risk exposures that have been weighted with a factor depending on the type of exposure. The leverage ratio as of December 31, 2024 was 9.6 percent (year - end 2023: 9.3 percent).

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

Internally assessed capital adequacy

Skr mn	Dec 31, 2024	Dec 31, 2023
Credit risk	7,205	7,350
Operational risk	432	434
Market risk	990	1,065
Other risks	155	199
Capital planning buffer	1,700	1,700
Total	10,482	10,748

SEK regularly conducts an internal capital adequacy assessment process (ICAAP), during which the company determines how much capital is needed to cover its risks. The result of SEK’s capital adequacy assessment is presented above. For more information regarding the ICAAP and its methods, please see Note 29.

Liquidity coverage

Skr bn, 12 month average	Dec 31, 2024	Dec 31, 2023
Total liquid assets	64.1	73.9
Net liquidity outflows[1]	14.9	16.4
Liquidity outflows	26.0	29.3
Liquidity inflows	11.2	13.9
Liquidity Coverage Ratio	518%	605%
1	Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	Dec 31, 2024	Dec 31, 2023
Available stable funding	272.5	276.3
Requiring stable funding	211.0	210.5
Net Stable Funding Ratio	129%	131%

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

Credit risk

For a description of risk class, risk management, risk profile and risk appetite, please refer to the detailed risk statement in Note 29.

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

Testing provisions

SEK applies IFRS 9 for the impairment of financial instruments. Impairment is based on the model for expected credit losses (ECL). The assets being impairment tested are divided into three stages: Stage 1, Stage 2 and Stage 3. Initially, all exposures are in Stage 1. Exposures where there is a significant increase in credit risk are placed in Stage 2 and Stage 3 encompasses exposures in default. Stage 3 impairments are calculated through individual testing based on an expert assessment. Individual testing provisions are made when objective conditions exist that indicate a possible need for the financial asset to be impaired according to Stage 3. The Credit Committee prepares provision proposals from the account managers and credit analysts, which are thereafter determined by the Board’s Credit Committee. The Board adopts the accounts and thereby the provisions. Refer to Note 1(f) for more information on the calculation of expected credit losses under IFRS 9.

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

In the credit assessment process, all of SEK’s counterparties must be risk classified and assigned an internal risk class. In case of internal risk classification, SEK performs its own analysis of the counterparty. The potential impact of ESG factors is taking into account the counterparty’s repayment ability. In the risk classification process for companies, risk drivers and transmission channels are assessed for the specific counterparty and from a sector perspective. The analysis is based on public information found in, for example, annual and sustainability reports as well as on information obtained through dialogue with the counterparty. The analysis assesses, among other things, how the counterparty manages and mitigates ESG - related risks such as policy changes, technological advances and/or shifts in consumer preferences. The risks can affect the counterparty’s creditworthiness, for example through reduced sales, lower profitability, stranded assets and/or large investment costs and can lower the counterparty’s internal risk rating.

SEK’s permission from the Swedish FSA to use the Foundation IRB approach encompasses exposures to central governments, regional governments, municipalities, companies, insurance companies, financial systems and financial institutions. The Swedish FSA has granted SEK permission to apply exceptions from the IRB approach for certain exposures. For these exposures, SEK uses the Standardized approach and external ratings when calculating risk exposure amounts (when no external rating is available, the exposure is assigned a risk weight of 100 percent).

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

Counterparty risk in derivatives contracts

Counterparty risk in derivative contracts — which is a type of credit risk — arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs define the maximum permissible risk levels in form of threshold amounts. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts and the minimum transfer amount under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. There are no thresholds in SEK’s CSAs for variation margin. Additionally, SEK is monitoring the initial margin requirements for non-centrally cleared transactions according to the European Markets Infrastructure Regulation (EMIR). Furthermore, interest derivative contracts are cleared with a central counterpart according to EMIR. SEK measures the exposures from counterparty risk by using the standardized approach (SA-CCR) described in the CRR.

Risk control

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

Risk information

For a supplementary and expanded account of the credit risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2024”, available on the Company’s website (and does not form part of this annual report).

The following table shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents, derivatives and shares, which are recognized at the carrying amount. Maximum credit risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

	December 31, 2024
	Maximum credit risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	5,219
Treasuries/government bonds	4,150	—
Other interest-bearing securities except loans	52,973	—
Loans in the form of interest-bearing securities	—	49,039
Loans to credit institutions	—	26,756
Loans to the public	—	276,225
Derivatives	10,643	—
Shares	20	—
Total financial assets	67,786	357,239

	December 31, 2023
	Maximum credit risk exposure
	Assets at fair value through	Amortized
Skr mn	profit or loss	costs
Cash and cash equivalents	—	3,482
Treasuries/government bonds	11,525	—
Other interest-bearing securities except loans	41,657	—
Loans in the form of interest-bearing securities	—	51,922
Loans to credit institutions	—	12,560
Loans to the public	—	283,931
Derivatives	6,432	—
Shares	—	—
Total financial assets	59,614	351,895

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees and insurance policies as credit risk hedges. The credit quality of financial assets is assessed using internal and external ratings.

	December 31, 2024
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	1,000	4,217	—	2	—	5,219
Treasuries/government bonds	1,650	2,500	—	—	—	4,150
Other interest-bearing securities except loans	31,758	20,527	558	—	—	52,843
Loans in the form of interest-bearing securities	600	18,329	28,997	800	—	48,726
Loans to credit institutions	4,730	7,566	1,219	14	—	13,529
Loans to the public	120,840	21,292	44,737	36,586	899	224,354
Derivatives	—	10,625	18	—	—	10,643
Shares	—	—	—	—	20	20
Total financial assets	160,578	85,056	75,529	37,402	919	359,484
Committed undisbursed loans	49,762	675	3,236	3,214	—	56,887

	December 31, 2023
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	1,000	2,476	5	1	—	3,482
Treasuries/government bonds	—	11,525	—	—	—	11,525
Other interest-bearing securities except loans	20,572	20,989	—	0	—	41,561
Loans in the form of interest-bearing securities	2,927	17,761	28,782	1,154	603	51,227
Loans to credit institutions	2,918	13,879	1,607	605	—	19,009
Loans to the public	121,022	29,134	39,548	33,798	663	224,165
Derivatives	—	6,354	41	37	—	6,432
Shares	—	—	—	—	—	—
Total financial assets	148,439	102,118	69,983	35,595	1,266	357,401
Committed undisbursed loans	47,522	410	2,421	4,467	155	54,975

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2024
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	5.2	-0.0	1.0	—	—	—	4.2	0.0
Treasuries/government bonds	4.2	0.1	4.1	—	—	—	—	—
Other interest-bearing securities except loans	52.8	-0.1	13.2	16.6	6.3	1.0	15.2	0.6
Loans in the form of interest-bearing securities	48.7	-0.3	0.6	—	—	—	—	48.4
Loans to credit institutions including cash and cash equivalents[1]	13.5	3.1	4.8	0.5	—	—	4.2	0.9
Loans to the public	224.4	-1.9	124.4	1.0	0.7	—	4.4	95.8
Derivatives	10.6	4.7	—	—	—	—	5.9	0.0
Shares	0.0	0.0	—	—	—	—	—	0.0
Other assets	0.3	0.1	0.2	—	—	—	—	—
Total financial assets	359.7	5.7	148.3	18.1	7.0	1.0	33.9	145.7
Contingent liabilities and commitments[2]	66.3	-0.2	49.3	0.6	—	—	0.2	16.4
Total	426.0	5.5	197.6	18.7	7.0	1.0	34.1	162.1

	December 31, 2023
		Adjustment
		to carrying			Multilateral
	Carrying	amount from	Central	Regional	development	Public sector	Financial
Skr bn	amount	exposure	governments	governments	banks	entity	institutions	Corporates
Cash and cash equivalents	3.5	-0.8	1.8	—	—	—	2.5	0.0
Treasuries/government bonds	11.5	0.0	11.5	—	—	—	—	—
Other interest-bearing securities except loans	41.6	-0.1	14.1	10.1	4.0	—	13.5	—
Loans in the form of interest-bearing securities	51.2	-0.8	3.1	—	—	—	—	48.9
Loans to credit institutions including cash and cash equivalents[1]	19.0	11.0	2.5	1.0	—	—	3.2	1.3
Loans to the public	224.2	-1.7	125.9	0.8	1.0	—	6.6	91.6
Derivatives	6.4	-0.7	—	—	—	—	7.1	0.0
Shares	—	—	—	—	—	—	—	—
Other assets	0.3	0.1	0.2	—	—	—	—	—
Total financial assets	357.7	7.0	159.1	11.9	5.0	—	32.9	141.8
Contingent liabilities and commitments[2]	62.4	-0.1	46.8	0.7	0.0	—	0.4	14.6
Total	420.1	6.9	205.9	12.6	5.0	—	33.3	156.4
1	Skr 3.2 billion (2023: Skr 11.1 billion) of the book value for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.
2	Contingent liabilities and commitments, except cash collateral.

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

Total net exposures

	Interest-bearing securities				Committed undisbursed loans,
	and lending				derivatives, etc.				Total
Skr bn	Dec 31, 2024		Dec 31, 2023		Dec 31, 2024		Dec 31, 2023		Dec 31, 2024		Dec 31, 2023
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	148.3	42.6	159.1	46.3	49.3	68.2	46.8	67.2	197.6	47.0	205.9	49.8
Regional governments	18.2	5.3	11.9	3.5	0.5	0.7	0.7	1.0	18.7	4.5	12.6	3.0
Multilateral development banks	7.0	2.0	5.0	1.4	—	—	0.0	0.0	7.0	1.7	5.0	1.2
Public sector entity	1.0	0.3	—	—	—	—	—	—	1.0	0.2	—	—
Financial institutions	28.0	8.0	25.8	7.5	6.1	8.4	7.5	10.8	34.1	8.1	33.3	8.1
Corporates	145.7	41.8	141.8	41.3	16.4	22.7	14.6	21.0	162.1	38.5	156.4	37.9
Equity exposures	0.0	0.0	—	—	—	—	—	—	0.0	0.0	—	—
Total	348.2	100.0	343.6	100.0	72.3	100.0	69.6	100.0	420.5	100.0	413.2	100.0

Geographical breakdown of credit exposures

Geographical breakdown of gross exposures by exposure class

	December 31, 2024
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	26.2	1.7	—	—	44.3	13.9	4.7	—	90.8
Regional governments	0.9	—	—	—	—	15.3	1.5	0.1	17.8
Multilateral development banks	—	0.6	—	0.6	—	—	5.1	—	6.3
Public sector entity	—	—	—	—	—	—	1.0	—	1.0
Financial institutions	—	—	0.8	1.7	—	17.7	9.8	21.1	51.1
Corporates	16.3	2.5	—	56.2	10.7	131.0	33.0	3.8	253.5
Equity exposures	—	—	—	—	—	0.0	—	—	0.0
Total	43.4	4.8	0.8	58.5	55.0	177.9	55.1	25.0	420.5

	December 31, 2023
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	26.4	2.3	0.5	—	42.5	10.0	17.1	—	98.8
Regional governments	1.1	—	—	—	—	8.9	1.3	0.1	11.4
Multilateral development banks	—	—	—	1.0	—	—	3.1	—	4.1
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	—	—	0.0	1.4	—	17.7	8.5	6.7	34.3
Corporates	16.1	2.7	—	64.4	12.3	128.9	36.7	3.5	264.6
Equity exposures	—	—	—	—	—	—	—	—	—
Total	43.6	5.0	0.5	66.8	54.8	165.5	66.7	10.3	413.2

Geographical breakdown of net exposures by exposure class

	December 31, 2024
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	0.0	0.1	—	0.4	—	187.4	7.7	2.0	197.6
Regional governments	—	—	—	—	—	17.1	1.5	0.1	18.7
Multilateral development banks	—	0.7	—	0.5	—	—	5.8	—	7.0
Public sector entity	—	—	—	—	—	—	1.0	—	1.0
Financial institutions	0.0	—	0.9	2.2	—	18.8	12.2	—	34.1
Corporates	0.1	1.1	3.0	8.4	3.3	110.2	35.1	0.9	162.1
Equity exposures	—	—	—	—	—	0.0	—	—	0.0
Total	0.1	1.9	3.9	11.5	3.3	333.5	63.3	3.0	420.5

	December 31, 2023
	Middle
	East/						Western	Central and
	Africa/	Asia excl.		North	Latin		Europe excl.	Eastern
Skr bn	Turkey	Japan	Japan	America	America	Sweden	Sweden	Europe	Total
Central governments	0.0	0.2	0.5	0.5	—	180.9	21.7	2.1	205.9
Regional governments	—	—	—	—	—	11.2	1.3	0.1	12.6
Multilateral development banks	—	—	—	1.0	—	—	4.0	—	5.0
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	0.1	—	0.1	1.8	—	18.3	13.0	—	33.3
Corporates	0.6	0.8	2.4	6.7	3.7	98.2	43.3	0.9	156.4
Equity exposures	—	—	—	—	—	—	—	—	—
Total	0.7	1.0	3.0	10.0	3.7	308.4	83.3	3.1	413.2

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

Impact of credit risk hedges

Gross exposures by exposure class

	December 31, 2024
									whereof subject
			Multilateral						to the write-down
	Central	Regional	development	Public	Financial		Equity		requirement in
Skr bn	government	governments	banks	sector entity	institutions	Corporates	exposures	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	71.7	0.9	—	—	21.0	85.3	—	178.9	178.9
of which, guarantees issued by the EKN	71.6	0.9	—	—	21.0	72.5	—	166.0	166.0
of which, guarantees issued by other export credit agencies	0.1	—	—	—	—	3.3	—	3.4	3.4
of which, other guarantees	—	—	—	—	—	9.5	—	9.5	9.5
Regional governments	—	—	—	—	0.5	1.3	—	1.8	1.8
Multilateral development banks	—	—	—	—	—	0.7	—	0.7	0.7
Financial institutions	0.1	—	—	—	—	4.4	—	4.5	4.5
of which, credit default swaps	—	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	—	4.4	—	4.5	4.5
Corporates	0.4	—	—	—	—	14.8	—	15.2	15.2
of which, credit insurance from insurance companies	0.4	—	—	—	—	10.6	—	11.0	11.0
of which, other guarantees	—	—	—	—	—	4.2	—	4.2	4.2
Total hedged exposures	72.2	0.9	—	—	21.5	106.5	—	201.1	201.1
Unhedged exposures[2]	18.6	16.9	6.3	1.0	29.6	147.0	0.0	219.4	162.5
Total	90.8	17.8	6.3	1.0	51.1	253.5	0.0	420.5	363.6

	December 31, 2023
									whereof subject
			Multilateral						to the write-down
	Central	Regional	development	Public	Financial		Equity		requirement in
Skr bn	government	governments	banks	sector entity	institutions	Corporates	exposures	Total	IFRS9[1]
Amounts related to hedges issued by:
Central governments	70.6	1.1	—	—	6.7	99.7	—	178.1	178.1
of which, guarantees issued by the EKN	70.3	1.1	—	—	6.7	84.6	—	162.7	162.7
of which, guarantees issued by other export credit agencies	0.3	—	—	—	—	5.0	—	5.3	5.3
of which, other guarantees	—	—	—	—	—	10.1	—	10.1	10.1
Regional governments	—	—	—	—	1.0	1.3	—	2.3	2.3
Multilateral development banks	—	—	—	—	—	1.0	—	1.0	1.0
Financial institutions	0.1	—	—	—	—	6.7	—	6.8	6.8
of which, credit default swaps	—	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	—	6.7	—	6.8	6.8
Corporates	0.5	—	—	—	—	21.1	—	21.6	21.6
of which, credit insurance from insurance companies	0.5	—	—	—	—	18.1	—	18.6	18.6
of which, other guarantees	—	—	—	—	—	3.0	—	3.0	3.0
Total hedged exposures	71.2	1.1	—	—	7.7	129.8	—	209.8	209.8
Unhedged exposures[2]	27.6	10.3	4.1	—	26.6	134.8	—	203.4	144.1
Total	98.8	11.4	4.1	—	34.3	264.6	—	413.2	353.9
1	Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.
2	Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 36.1 billion (2023: Skr 29.2 billion) for corporates, Skr 0.0 billion (2023: Skr 0.0 billion) for financial institutions and Skr 0.0 billion (2023: Skr 0.0 billion) for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2024
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Poland	—	—	—	—	21.0	2.1	23.1
Finland	1.1	1.5	—	—	0.1	9.2	11.9
United Kingdom	—	—	—	—	0.1	8.4	8.5
Denmark	—	—	—	1.0	2.0	4.2	7.2
France	0.5	—	—	—	3.4	2.7	6.6
Luxembourg	—	—	5.1	—	—	0.6	5.7
Germany	2.2	—	—	—	1.0	0.4	3.6
Norway	—	—	—	—	0.2	2.9	3.1
Spain	—	—	—	—	1.2	1.1	2.3
Austria	0.9	—	—	—	0.8	—	1.7
Netherlands	—	—	—	—	0.9	0.7	1.6
Italy	—	—	—	—	—	1.1	1.1
Serbia	—	—	—	—	—	0.9	0.9
Portugal	—	—	—	—	—	0.8	0.8
Belgium	—	—	—	—	—	0.6	0.6
Ireland	—	—	—	—	0.2	0.2	0.4
Lithuania	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	0.0	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Russian Federation	—	—	—	—	—	0.1	0.1
Total	4.7	1.5	5.1	1.0	30.9	36.8	80.0

	December 31, 2023
	Central	Regional	Multilateral	Public sector	Financial
Skr bn	governments	governments	development banks	entity	institutions	Corporates	Total
Finland	4.2	1.3	—	—	0.2	9.1	14.8
France	6.4	—	—	—	2.5	2.6	11.5
Poland	—	—	—	—	6.7	2.2	8.9
United Kingdom	—	—	—	—	0.1	7.8	7.9
Norway	—	—	—	—	0.1	6.8	6.9
Denmark	—	—	—	—	2.5	4.0	6.5
Germany	3.5	—	—	—	1.3	0.3	5.1
Spain	—	—	—	—	1.4	2.0	3.4
Austria	3.1	—	—	—	—	0.2	3.3
Luxembourg	—	—	3.1	—	—	—	3.1
Italy	—	—	—	—	—	1.5	1.5
Portugal	—	—	—	—	—	1.3	1.3
Serbia	—	—	—	—	—	0.7	0.7
Netherlands	—	—	—	—	0.1	0.5	0.6
Ireland	—	—	—	—	0.2	0.3	0.5
Belgium	—	—	—	—	—	0.4	0.4
Estonia	—	—	—	—	—	0.1	0.1
Czech Republic	—	—	—	—	—	0.1	0.1
Lithuania	—	—	—	—	—	0.1	0.1
Latvia	—	0.1	—	—	—	0.0	0.1
Russian Federation	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.0	0.0
Total	17.2	1.4	3.1	—	15.1	40.2	77.0

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2024
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	Entity	institution	Corporates	Total
Luxembourg	—	—	5.8	—	—	4.9	10.7
United Kingdom	—	—	—	—	2.6	6.2	8.8
Finland	1.1	1.5	—	—	0.2	5.4	8.2
France	1.9	—	—	—	1.0	4.1	7.0
Denmark	0.5	—	—	1.0	2.0	3.4	6.9
Germany	2.6	—	—	—	1.8	2.1	6.5
Norway	0.5	—	—	—	0.3	2.8	3.6
Belgium	—	—	—	—	0.6	2.4	3.0
Spain	—	—	—	—	1.8	0.4	2.2
Poland	2.1	—	—	—	—	0.0	2.1
Austria	0.9	—	—	—	0.8	—	1.7
Ireland	—	—	—	—	0.0	1.4	1.4
Netherlands	0.1	—	—	—	1.0	0.3	1.4
Portugal	—	—	—	—	—	0.8	0.8
Switzerland	—	—	—	—	0.2	0.5	0.7
Serbia	—	—	—	—	—	0.3	0.3
Italy	—	—	—	—	—	0.2	0.2
Lithuania	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	0.0	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Total	9.7	1.5	5.8	1.0	12.3	36.0	66.3

	December 31, 2023
			Multilateral
	Central	Regional	development	Public sector	Financial
Skr bn	governments	governments	banks	entity	institution	Corporates	Total
France	8.6	—	—	—	1.9	5.6	16.1
Luxembourg	—	—	4.0	—	—	8.2	12.2
Finland	4.6	1.3	—	—	0.4	5.1	11.4
Germany	3.9	—	—	—	2.4	3.1	9.4
United Kingdom	—	—	—	—	2.5	4.6	7.1
Denmark	0.8	—	—	—	2.5	3.6	6.9
Norway	0.5	—	—	—	0.1	5.1	5.7
Belgium	—	—	—	—	0.7	3.0	3.7
Austria	3.1	—	—	—	—	0.2	3.3
Spain	—	—	—	—	2.1	0.5	2.6
Ireland	—	—	—	—	0.3	1.9	2.2
Poland	2.1	—	—	—	—	0.1	2.2
Portugal	—	—	—	—	—	1.3	1.3
Netherlands	0.2	—	—	—	0.1	0.3	0.6
Switzerland	—	—	—	—	0.0	0.6	0.6
Serbia	—	—	—	—	—	0.4	0.4
Italy	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Czech Republic	—	—	—	—	—	0.1	0.1
Lithuania	—	—	—	—	—	0.1	0.1
Latvia	—	0.1	—	—	—	0.0	0.1
Iceland	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Total	23.8	1.4	4.0	—	13.0	44.3	86.5

Corporate exposures, broken down by industry1

	December 31, 2024		December 31, 2023
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
IT and telecom	71.2	17.0	80.8	16.3
Industrials	70.9	64.0	70.1	56.1
Materials	29.6	17.8	31.1	17.7
Consumer goods	29.0	25.8	32.7	26.7
Utilities	27.6	13.5	27.8	11.1
Finance	13.9	17.0	13.7	24.3
Energy	4.8	1.4	3.7	0.7
Healthcare	4.7	4.1	3.5	2.7
Real Estate	1.4	1.1	0.9	0.5
Other	0.4	0.4	0.3	0.3
Total	253.5	162.1	264.6	156.4
1	In accordance with the reporting standard (GICS).

Market risk

For a description of the risk category, risk strategy, risk profile and risk appetite, see the detailed risk statement in Note 29.

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

Market risk exposures are measured and reported daily to the CEO and quarterly to the Board’s Finance and Risk Committee. Violations of risk appetite limits are reported without delay to the Chairman of the Board and the Board’s Finance and Risk Committee.

ESG-related factors can give rise to movements in the financial markets, which can affect SEK’s market risk. The assessment is that ESG-related factors currently do not have a significant impact on SEK’s market risk.

Risk measurement

The following describes how SEK measures market risk internally. The State compensates SEK for all interest rate differentials, borrowing costs and net foreign-exchange losses within the CIRR-system (see Note 1). The CIRR-system is therefore reported separately.

Risk to net interest income

The risk to net interest income (NII) pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and repricing periods, as well as cases where funding and lending are not matched in terms of currency and where those imbalances are managed by the use of derivatives. The primary way of measuring the risk to NII is by shifting all interest rates 100 basis points and all cross-currency basis spreads 20 basis points over the next 12-month period. At the end of 2024, the risk to NII from changes in interest rates and cross-currency basis spreads amounted to Skr 236 million (year-end 2023: Skr 173 million).

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

Stressed VaR (sVaR) is calculated using the same risk factors and overall methodology as VaR, but where a one-year stressed period is applied instead. Stressed VaR is measured at a 99 percent confidence level. At the end of 2024, sVaR for positions affecting own funds amounted to Skr 58 million (year-end 2023: Skr 51 million), the main risk drivers being basis spreads and interest rates.

Complementary stress tests

SEK regularly conducts stress tests by applying historically observed market movements (historical scenarios) and movements that potentially could occur in the future (hypothetical or forward-looking scenarios). The hypothetical scenarios include interest rate shocks and reversed stress tests. Analyses of this type provide management with insight into the potential impact on SEK from significant movements in market risk factors or broader market scenarios.

Risk-specific measures

The risk to NII, VaR, sVaR and stress tests are complemented with risk-specific measures, including interest rate risk measures, spread-risk measures, and currency-risk measures. These are further described in the following table.

Market risk, type	Definition	Source
Interest rate risk regarding changes in the economic value of SEK’s portfolio (EVE)	The interest rate risk regarding changes in economic value is calculated by means of a 100 basis-point parallel shift in all yield curves, as well as rotations of all yield curves.

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

Risk control

Market risks are measured, analyzed and reported to senior management on a daily basis. Any limit breaches are reported promptly and managed according to documented instructions. Market risk developments are reported to senior management on a monthly basis, and to the Board of Directors and the Board’s Finance and Risk Committee on a quarterly basis.

Risk information

For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2024”, available on the Company’s website (and does not form part of this annual report).

Change in value should the market interest rate rise by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1 percent).

	2024		2023
		of which, financial		of which, financial
		instruments measured		instruments measured
		at fair value through		at fair value through
Skr mn	Total	profit or loss	Total	profit or loss
Foreign currency	-53	206	-159	142
Swedish kronor	-124	83	-160	55
Total	-177	289	-319	197

Change in value should the market interest rate decline by one percentage point

Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1 percent).

	2024		2023
		of which, financial		of which, financial
		instruments measured		instruments measured
		at fair value through		at fair value through
Skr mn	Total	profit or loss	Total	profit or loss
Foreign currency	159	-205	311	-128
Swedish kronor	172	-82	240	-53
Total	331	-287	551	-181

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

	December 31, 2024			December 31, 2023
	Exchange		Currency positions	Exchange		Currency positions
Currency	rate	Share (%)	(Skr mn)	rate	Share (%)	(Skr mn)
EUR	11.4822	1.2	297	11.1091	0.0	-2
USD	11.0488	0.8	-210	10.0332	1.7	-423
AUD	6.8684	0.7	187	6.8410	1.1	271
MXN	0.5406	0.4	-107	0.5938	0.5	-116
GBP	13.8574	0.2	-59	12.7874	0.3	-62
BRL	1.7876	0.1	-19	2.0687	0.3	-62
CHF	12.1929	0.0	11	11.9767	0.3	62
Other	—	0.8	-50	—	1.1	-78
Total foreign currency position		4.2	50		5.3	-410

In accordance with SEK’s strategy for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr 47 million (year-end 2023 Skr -7 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts.

Skr mn	December 31, 2024	December 31, 2023
Total assets	368,094	365,929
of which, denominated in foreign currencies	312,313	233,855
Total liabilities	343,522	343,083
of which, denominated in foreign currencies	312,265	234,264

Liquidity risk

For a description of the risk category, risk strategy, risk profile and risk appetite, see the detailed risk statement in Note 29.

Risk management

SEK’s Board has overall responsibility for liquidity risk and establishes policy documents for liquidity risk management. In addition, the CEO establishes instructions for operational management. The Chief Risk Officer decides on methods for how liquidity risks should be calculated and proposes changes in limit structure in connection with the review of the risk appetite and other limits. Liquidity risk is managed operationally by the Treasury function.

Borrowed funds not yet used to finance credits are mainly invested in interest-bearing securities. The management of liquidity investments is regulated in the financing- and liquidity strategy established by the Board’s Finance and Risk Committee. The liquidity investments consists of the liquidity reserve and other investments, which together constitute SEK’s liquidity portfolio. SEK’s liquidity investments should primarily consist of high quality assets and SEK should avoid selling assets prematurely by investing in liquidity investments at an overall level with maturities that are aligned with the expected timing of payments. The liquidity reserve, in which only securities regarded as highly liquid are included, accounts for a large portion of SEK’s liquidity investments. The purpose of the liquidity reserve is to safeguard SEK’s short-term solvency, and to fulfill the Company’s requirement for the minimum liquidity coverage ratio (LCR).

SEK’s borrowing strategy is regulated in the financing- and liquidity strategy, which is established by the Board’s Finance and Risk Committee. To secure access to substantial volumes of long-term borrowing, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets. To secure access to short-term borrowing, SEK has borrowing programs for securities with maturities of less than one year, including a U.S Commercial Paper Program (UCP) and a European Commercial Paper program (ECP).

SEK has a contingency plan for the management of liquidity crises, which is issued by the CEO. The plan describes what constitutes a liquidity crisis according to SEK and what actions SEK should take if such a crisis is deemed to have occurred.

ESG-related risks can impact liquidity risks directly, through transmission channels like limitation to raise funds or difficulties to divest liquid assets, or indirectly in the form of increased drawdowns on credit lines from customers. Considering SEK’s assets, the conclusion is that ESG-risks currently does not have a significant impact on SEK’s liquidity risk.

Risk measurement

Short-term liquidity risk is monitored through measurement of the liquidity coverage ratio (LCR), which shows SEK’s high-liquidity assets in relation to the Company’s net cash outflows within 30 calendar days. In addition, SEK monitors an internal survival horizon measure to ensure good liquidity capacity in times of stress. SEK’s policy for long-term structural liquidity risk is not to accept refinancing risk on an aggregated level, excluding LCR assets. The relationship between borrowing, including equity, and lending over time is forecasted. Furthermore, the net stable funding ratio (NSFR) is also calculated. The NSFR measures the volume of available stable funding in relation to the need for stable funding. SEK also performs liquidity risk stress tests regularly and also analyzes cash flow forecasts in different scenarios.

Risk monitoring

Liquidity risk is monitored through regular analysis and reporting to the Executive Committee, the Board’s Finance and Risk Committee, the Board of Directors and the Treasury function. Reports are submitted to the Board on a regular basis and cover monitoring of LCR, NSFR, internal metrics, liquidity portfolio composition and liquidity risk stress tests.

Risk information

For a supplementary and extended disclosure of the liquidity and funding risk-related information, please refer to the separate risk report, ”Capital Adequacy and Risk Management (Pillar 3) Report 2024”, available on the Company’s website (and does not form part of this annual report).

Liquidity reserve1

	December 31, 2024
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	25.3	11.0	8.0	6.3	—
Securities issued or guaranteed by municipalities or other public entities	18.3	7.1	3.8	7.4	—
Covered bonds issued by other institutions	13.1	13.1	—	—	—
Balances with National Debt Office	1.0	1.0	—	—	—
Total liquidity reserve	57.7	32.2	11.8	13.7	—

	December 31, 2023
Skr bn	Total	SKR	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	24.1	8.0	3.9	11.9	0.3
Securities issued or guaranteed by municipalities or other public entities	16.5	5.0	4.7	6.8	—
Covered bonds issued by other institutions	12.7	12.7	—	—	—
Balances with National Debt Office	1.0	1.0	—	—	—
Total liquidity reserve	54.3	26.7	8.6	18.7	0.3
1	The liquidity reserve is a part of SEK’s liquidity investments.

Liquidity investments by remaining maturity

Percent	Dec 31, 2024	Dec 31, 2023
< 1 year	78	82
1 year - 3 years	18	18
> 3 years	4	—

Key figures for liquidity risk

Percent	Dec 31, 2024	Dec 31, 2023
LCR	583	494
NSFR	129	131

Liquidity investments by exposure type

Percent	Dec 31, 2024	Dec 31, 2023
States and multilateral development banks	42	45
Local governments	29	29
Covered bonds	21	22
Financial institutions	7	3
Corporates	1	—

Contractual flows

	December 31, 2024
		Due	Due	Due	Due
	Due	1 month < 3	3 months < 1	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	months	year	years	years	years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	5,221	—	—	—	—	—	5,221	-2	5,219
Treasuries/government bonds	552	2,712	919	—	—	—	4,183	-33	4,150
Other interest-bearing securities except loans	11,769	11,371	16,883	11,513	2,657	—	54,193	-1,350	52,843
Loans in the form of interest -bearing securities	164	1,212	8,677	15,835	13,352	18,912	58,152	-9,426	48,726
Loans to credit institutions	3,318	229	1,653	1,848	1,842	7,447	16,337	-2,808	13,529
Loans to the public	6,110	11,919	43,236	85,530	43,302	62,657	252,754	-28,400	224,354
Derivatives	924	480	2,795	3,799	2,109	2,616	12,723	-2,080	10,643
of which cash inflow in currency derivatives	4,930	5,250	34,440	29,660	9,062	7,185	90,527
of which cash outflow in currency derivatives	-4,654	-5,007	-32,313	-27,940	-8,557	-6,982	-85,453
Shares	—	—	—	—	—	20	20	0	20
Total	28,058	27,923	74,163	118,525	63,262	91,652	403,583	-44,099	359,484
of which derivatives in hedge relationship	-132	-371	-509	1,479	644	1,259	2,370	-397	1,973

	December 31, 2024
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-8,607	—	—	—	—	—	-8,607	0	-8,607
Debt securities issued	-8,413	-14,509	-80,112	-143,615	-51,727	-63,353	-361,729	45,341	-316,388
Derivatives	36	-493	-1,219	-920	-1,054	-685	-4,335	-892	-5,227
of which cash inflow in currency derivatives	131	6,485	8,671	5,125	5,615	1,783	27,810
of which cash outflow in currency derivatives	-220	-6,958	-9,782	-5,933	-6,638	-2,188	-31,719
Total	-16,984	-15,002	-81,331	-144,535	-52,781	-64,038	-374,671	44,449	-330,222
of which derivatives in hedge relationship	-17	-240	-823	-485	-980	-460	-3,005	81	-2,924
Commitments
Committed undisbursed loans	-1,232	-6,818	-16,325	-19,775	1,384	42,766
Liquidity surplus (+)/ deficit (-)	9,842	6,103	-23,493	-45,785	11,865	70,380	28,912
Accumulated liquidity surplus (+)/deficit (-)	9,842	15,945	-7,548	-53,333	-41,468	28,912	28,912

In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has additional available funds consisting of a credit facility with the Swedish National Debt Office, see Note 27. With regard to deficits in cash flow with maturities between one and three years and three and five years, SEK intends to refinance these through borrowing on the financial market.

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

The amounts above include interest, except for committed undisbursed loans.

	December 31, 2023
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	> 5 years	Total cash flow	effect	amount
Financial assets
Cash and cash equivalents	3,483	—	—	—	—	—	3,483	-1	3,482
Treasuries/government bonds	–	9,364	2,277	—	—	—	11,641	-116	11,525
Other interest -bearing securities except loans	11,646	12,476	7,826	10,590	—	—	42,538	-977	41,561
Loans in the form of interest-bearing securities	309	2,003	7,822	22,951	10,926	16,338	60,349	-9,122	51,227
Loans to credit institutions	11,681	135	1,717	1,777	944	4,389	20,643	-1,634	19,009
Loans to the public	7,672	9,948	42,957	86,141	43,403	63,114	253,235	-29,070	224,165
Derivatives	59	-55	-1,095	3,250	2,772	3,055	7,986	-1,554	6,432
of which cash inflow in currency derivatives	364	5,406	2,927	8,798	10,098	9,828	37,421
of which cash outflow in currency derivatives	-344	-5,363	-2,885	-8,151	-8,970	-9,000	-34,713
Shares	—	—	—	—	—	—	—	—	—
Total	34,850	33,871	61,504	124,709	58,045	86,896	399,875	-42,474	357,401
of which derivatives in hedge relationship	-103	-624	-3,007	1,495	1,711	2,031	1,503	-697	806

	December 31, 2023
		Due	Due	Due	Due
	Due	1 month <	3 months	1 year < 3	3 years < 5	Due > 5		Discounting	Carrying
Skr mn	< 1 month	3 months	< 1 year	years	years	years	Total cash flow	effect	amount
Financial liabilities
Borrowings from credit institutions	-3,628	—	—	—	—	—	-3,628	—	-3,628
Debt securities issued	-4,381	-30,826	-54,853	-159,014	-55,627	-56,548	-361,249	47,141	-314,108
Derivatives	-1,543	-1,919	-3,165	-2,805	-618	-1,372	-11,422	-1,215	-12,637
of which cash inflow in currency derivatives	8,391	12,358	39,175	29,220	3,285	2,237	94,666
of which cash outflow in currency derivatives	-9,283	-13,803	-42,143	-31,770	-3,577	-2,866	-103,442
Total	-9,552	-32,745	-58,018	-161,819	-56,245	-57,920	-376,299	45,926	-330,373
of which derivatives in hedge relationship	-37	-250	-1,014	-1,125	-189	-817	-3,432	264	-3,168
Commitments
Committed undisbursed loans	-2,188	-1,043	-15,063	-19,071	-2,843	40,208
Liquidity surplus (+)/ deficit (-)	23,110	83	-11,577	-56,181	-1,043	69,184	23,576
Accumulated liquidity surplus (+)/deficit (-)	23,110	23,193	11,616	-44,565	-45,608	23,576	23,576

Operational risk

For a description of the risk category, risk strategy, risk profile and risk appetite, refer to the detailed risk statement in Note 29.

Risk management

All of SEK’s operations are exposed to operational risks. The overall strategy is to reduce operational risks that arise from the business strategy. Costs to reduce operational risks must be in reasonable proportion to the expected impact of the risk-reduction measures.

Primary function managers are responsible for effective management of operational risk within their own function. To support operational risk management, the company works in compliance with SEK’s risk framework and policy documents.

SEK manages operational risk in its operations through so-called key risk indicators. The key risk indicators are identified by responsible functions in consultation with the Risk function, based on both the ongoing management of operational risks within the organization and reported incidents. When a threshold in a key risk indicator is exceeded, a warning is issued regarding a potential increase in operational risk in the business. When the value in a key risk indicator surpasses the threshold, the risk-responsible function conducts a documented analysis to determine whether actions are needed to manage the potential increased risk, and if so, what those actions should be.

Risk identification

The function managers are responsible for ensuring that personnel within their own function are aware of and can identify risks and emerging risks.

SEK conducts risk and control self-assessments (RCSA) to identify and measure risks in, for example, products, services, functions, processes, ICT assets and arrangements with third parties regardless of whether these arrangements are outsourcing solutions or not. The risks identified are based on cause, event and impact and are mapped and categorized in accordance with the risk types defined in SEK’s risk taxonomy. Risks are identified based on knowledge and experience of what can go wrong in a process. Internal observations, business environment monitoring, incident reports and audit reports are used to support risk identification.

Examples of causes and factors that could lead to operational risks include dependence on individuals, lack of resources, poor cybersecurity, increased security threats, ICT vulnerabilities or vulnerabilities in or from unsupported systems. Environmental, social and governance related factors (ESG factors) could also result in operational risks by, for example, leading to legal risks or reporting risk.

All of SEK’s employees are responsible for reporting incidents that have occurred. Reported incidents are regularly followed up on and evaluated either by the risk function or the compliance function. If an incident leads to serious disruptions that result in a loss of operational ability in any of SEK’s material processes or critical or important capabilities, it is managed in accordance with prepared continuity plans. If an incident or event takes place that is defined as a crisis, it is managed in accordance with SEK’s crisis plan. Any events of material significance including ICT incidents are reported to the Swedish Finansinspektionen (the Swedish FSA) within set time frames.

Risk identification also takes place through SEK’s New Product Approval Process (NPAP). The NPAP is used for the approval of new or materially changed products, services, markets, processes, ICT systems and major changes to the Company’s operations and organization. The NPAP enables SEK to prevent the Company from unknowingly taking on risks that it is unable to manage.

Risk measurement

SEK measures the risk level for operational risk using its risk and control self-assessments (RCSA), including an evaluation matrix. Identified operational risks are measured by the likelihood of the risk occurring and the financial, compliance and reputational impact/consequence. Operational risks are measured both gross (before risk-reduction measures) and net (after risk-reduction measures).

A comprehensive measurement of SEK’s operational risks is also conducted each quarter. The measurement is conducted with a top-down approach and on an expert-based level but takes into account bottom-up risks that are continually identified by the organization through RCSAs.

Risk control

SEK’s framework for internal control follows the COSO framework’s principles, and is based on five main components: Governance and the Control Environment, Risk Assessment, Information and Communication, and Monitoring Activities. The aim of SEK’s framework for internal control is to ensure that operations and control functions are efficient and appropriate, that operations are conducted in a responsible manner, that the financial and non-financial information reported is reliable, and that internal and external regulations are complied with.

Risk information

For a supplementary and expanded account of the operational risk-related information, refer to the separate risk report, ”Capital Adequacy and Risk Management (Pillar 3) Report 2024”, available on the Company’s website (and does not form part of this annual report).

Environmental and Social risk (impact perspective) (“Sustainability risk”) and Governance risk

For a description of the risk categories, risk strategy, risk profile and risk appetite, refer to the detailed risk statement in Note 29.

Risk governance

The sustainable finance policy and the CEO’s instruction for the management of sustainability risk ensure that SEK manages sustainability risks in compliance with internal and external rules.

The anti-corruption policy provides guidelines for efforts against corruption. Managing risks related to financial crime in accordance with applicable internal and external regulations is regulated in the instructions pertaining to measures against money laundering and financing of terrorism as well as compliance with international sanctions.

SEK governs business development by, utilizing risk-reduction capabilities and controlling the development of risks over time to ensure that the business activities are kept within the established risk appetite for sustainability and governance risks. Conflicts between financial, social and environmental goals are to be handled to the best of our ability, but with no significant harm to any of the goals.

Risk identification and measurement

Each year, SEK performs comprehensive risk assessments in the areas of sustainability and governance risk management. SEK’s sustainability and governance risks are mainly found in credit granting but also in borrowing, liquidity investment, the procurement process and in own operations.

SEK applies a risk-based approach to its assessment of the risks on a case-by-case basis for business deals and transactions. This means that analysis and risk-reduction measures are adapted to the risk outlook and are more detailed for transactions that are deemed to have higher inherent risk, irrespective of the buyer, country, transaction amount, credit period or type of financial product. The main focus of sustainability risk assessments is the activity where the product or service is to be used. An assessment of the capacity of the parties to manage risks is conducted in the event of high sustainability risks. In project-related financing, evaluations are also performed, where applicable, of the project company’s and the end-user’s respective capacities to manage sustainability and governance risks. SEK expects the party concerned to act on a sustainable basis in accordance with international guidelines.

The potential risk of SEK financing operations and projects that negatively impact sustainability and governance matters is identified on country, counterparty and transaction level.

Country — Countries are classified according to the risk of corruption, negative impact on human rights including working conditions and the risk of money laundering, financing of terrorism and lack of tax transparency.

Counterparty — Checks are conducted as part of know your customer, including checks of ownership and checks against international sanction lists, as well as whether the counterparty has been involved in sustainability-related incidents. Sustainability risks are identified and assessed based on industry including financed product or service.

Transaction – i) Projects and project-related financing are classified based on their potential societal and environmental impact according to the OECD’s Common Approaches for Officially Supported Export Credits and Environmental and Social Due Diligence or the Equator Principles. Category A projects potentially have a material impact, category B projects potentially have some impact, and category C projects have little or no potential impact. ii) Other business transactions are analyzed to assess the risk of corruption, negative environmental or climate impact, negative effects on human rights and working conditions, and the risk of money laundering, financing of terrorism and tax non-transparency.

Risk control

Checks for sustainability and governance-related risks have been implemented through SEK’s internal control framework to reduce material risks in operations. The first line is responsible for designing, implementing and applying the checks in the daily operations. The independent control functions are responsible for testing the design, implementation and operational efficiency of the checks and reporting the results of the control testing to the Board, the Board’s Finance and Risk Committee, the Board’s Audit Committee and the CEO.

Note 27. Transactions with related parties

SEK defines related parties to the Parent Company and the Consolidated Group as:

the shareholder, i.e., the Swedish State
companies and organizations that are controlled through
a common owner, the Swedish State
subsidiaries
key management personnel
other related parties

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 43 percent (year-end 2023: 43 percent) of the Company’s loans outstanding on December 31, 2024, were guaranteed by the Swedish State. The remuneration to EKN for the guarantees paid by SEK during 2024 amounted to Skr 30 million (2023: Skr 46 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR-system), and the State’s previous concessionary credits system, refer to Note 1 (e) and Note 24.

SEK has a Skr 150 billion (2023: Skr 175 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 138 billion (2023: Skr 140 billion), and for commercial export financing up to Skr 12 billion (2023: Skr 35 billion). In December, 2024, the credit facility was again set at Skr 150 billion for 2025, of which Skr 12 billion can be used for commercial export financing.

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

	2024
			Companies and
			organizations controlled
	The shareholder,		through a common owner,
	the Swedish State		the Swedish State		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	1,000	94	—	—	1,000	94
Treasuries/government bonds	1,650	23	—	—	1,650	23
Other interest-bearing securities except loans	10,994	340	2,105	59	13,099	399
Loans in the form of interest--bearing securities	—	—	6,088	248	6,088	248
Loans to credit institutions	—	—	3,029	146	3,029	146
Loans to the public	—	—	637	36	637	36
Settlement claim against the State[1]	8	—	—	—	8	—
Total	13,652	457	11,859	489	25,511	946
Other liabilities	—	—	—	—	—	—
Settlement debt against the State[1]	3,673	—	—	—	3,673	—
Total	3,673	—	—	—	3,673	—

	2023
			Companies and
			organizations controlled
	The shareholder,		through a common owner,
	the Swedish State		the Swedish State		Total
		Interest		Interest		Interest
		income/		income/		income/
	Assets/	interest	Assets/	interest	Assets/	interest
Skr mn	liabilities	expense	liabilities	expense	liabilities	expense
Cash	1,000	97	—	—	1,000	97
Treasuries/government bonds	—	6	—	—	—	6
Other interest-bearing securities except loans	7,996	222	1,473	47	9,469	269
Loans in the form of interest--bearing securities	—	—	5,782	248	5,782	248
Loans to credit institutions	—	—	2,207	126	2,207	126
Loans to the public	—	—	660	32	660	32
Settlement claim against the State[1]	3	—	—	—	3	—
Total	8,999	325	10,122	453	19,121	778
Other liabilities	—	—	—	—	—	—
Settlement debt against the State[1]	3,641	—	—	—	3,641	—
Total	3,641	—	—	—	3,641	—
1	For information about settlement claim or debt against the State, see Note 16, Note 19 and Note 24.

Note 28. Events after the reporting period

The Board’s intention is to convene an extraordinary general meeting to resolve on the distribution of an extraordinary dividend, amounting to Skr 1,000 million. The suggested extraordinary dividend is equal to an amount of Skr 250.62 per share.

On February 13, 2025, Tobias Hornberger was recruited as Chief Financial Officer at SEK. Tobias Hornberger will take up his position in June, 2025.

SEK has also decided on organizational changes that will be effective from March 1, 2025. Jens Hedar will step down from his role as acting CFO and instead take on the role as Head of International Finance. Pontus Davidsson, currently Head of International Finance, will take a new role within the function. Susanna Rystedt, Head of Strategy, Business Development and Communications will take up the role as acting CFO in addition to her current role, until the new CFO joins SEK. The two functions Client Relationship Management and Sustainability will become one combined function where Maria Simonson, currently Head of Sustainability and acting Head of Client Relationship Management will become Head of Client Relationship Management and Sustainability.

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

Risk development 2024

In 2024, the global macroeconomy was shaped by growing geopolitical tensions and market shifts. In the United States, the new administration signaled a renewed protectionist agenda with increased tariffs, further straining global trade systems. Meanwhile, the Federal Reserve maintained high interest rates to combat persistent inflation. China faced structural imbalances with overproduction in strategic industries, particularly electric vehicles, and weak domestic demand, intensifying its dependence on exports. Trade conflicts escalated with tariffs from the EU and the US, which were met with Chinese restrictions on rare earth metal exports. China’s transition to a “moderately loose” monetary policy, the first in 14 years, marked a shift in focus toward growth stimulus. Despite unrest in the Middle East and attacks on Red Sea transport routes, crude oil prices remained stable within a narrow range. Stock markets showed continued strength with rising indices for the second consecutive year and narrowing credit spreads, despite increasing geopolitical and trade-related risks. Overall, the year reflected an elevated risk environment with structural challenges, protectionism, and divergent policies, suggesting potential future instability in financial markets.

In 2024, SEK recorded net credit losses of Skr 93 million which was a significant reduction from 2023 (2023: Skr 585 million) mainly due to a decrease of non – performing loans.

At the end of the year, the total capital ratio was 22.2 percent (2023: 21.3 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio amounted to 22.2 percent (2023: 21.3 percent). The increase in the capital ratio primarily pertained to a recalibration of PD-estimates and an increase in retained earnings.

The leverage ratio amounted to 9.6 percent (2023: 9.3 percent) at year-end. The year-on-year increase in the leverage ratio was attributable to larger Tier 1 Capital, which was partly offset by a moderate increase in total exposure.

SEK’s largest financial risks are credit risk in the amount of Skr 7.2 billion (2023: Skr 7.4 billion), market risk in the amount of Skr 1.0 billion (2023: Skr 1.1 billion) and operational risk in the amount of Skr 0.4 billion (2023: Skr 0.4 billion), in line with internally assessed capital requirements.

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

During 2024, SEK’s liquidity situation has been stable with good capacity for managing short - and long - term liquidity risk. The liquidity coverage ratio (LCR) was 583 percent (2023: 494 percent) at year-end. The net stable funding ratio (NSFR) amounted to 129 percent (2023: 131 percent) at year-end.

Within the scope of operational risks, particularly ICT and information security, the cybersecurity threats continue to be assessed as high. The cybersecurity threats are assessed to be driven by the shifting geopolitical landscape, including Sweden’s NATO membership and support for Ukraine, the conflict in the Middle East, and the threat from state-sponsored actors. To meet these challenges, SEK has strengthened its resilience under the EU’s Digital Operational Resilience Act (DORA) through improved security processes and incident management, continuous system testing and strengthened third-party management. Despite attempted attacks, no significant security incidents were reported during the year. SEK has conducted regular vulnerability scans and has implemented business intelligence processes to protect the operations and ensure its resilience in a changing global environment.

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

On December 31, 2024, SEK’s total capital ratio requirements, including Pillar 2 guidance, and CET1 ratio requirements, including Pillar 2 guidance, amounted to 17.3 percent and 12.2 percent, respectively (year-end 2023: 17.2 percent and 12.1 percent respectively). The requirements, including Pillar 2 guidance, should be compared to a total capital ratio and CET1 ratio that amounted to 22.2 percent on December 31, 2024 (year-end 2023: 21.3 percent).

Risk framework

SEK’s risk management is governed by its risk framework which ensures that the Company can continuously identify, measure, manage, report and have control over the significant risks to which SEK is or may become exposed. The risk framework is described in the risk policy, which is adopted each year by the Board. A summary of the risk framework is set out below.

Risk culture

SEK’s risk culture comprises professional values, attitudes and behavior that are significant for how the business manages its risks. An essential aspect of a sound risk culture is the tone from the top. Through the Code of Conduct, the Board has communicated SEK’s guiding principles for ethical behavior in daily activities and in interactions with external parties. The Board has also established guidelines for how remuneration is to be set, applied and followed up on, and how SEK defines which employees could impact the company’s risk level. In the risk policy, the Board clarifies its expectations of a sound risk culture that is built on knowledge, safety, ownership and transparency and where everyone has responsibility for efficient risk management. Executive management is responsible for implementing the Boards’ expectations in the company.

Risk taxonomy

SEK maintains a holistic approach to the risks that the Company is or could become exposed to and all material risks are documented in the risk taxonomy. The risk taxonomy is updated at least annually and on a continual basis as new risks are identified.

Risk appetite and risk strategy

SEK’s risk capacity constitutes the outer boundary for SEK’s strategy and risk appetite and is expressed in the form of the capital target. All business activities are kept within the Board’s established risk appetite and limits and are conducted in adherence with SEK’s risk strategy. The risk strategy and risk appetite encompass all of SEK’s material risks in accordance with the risk taxonomy. The risk appetite by risk class is described in detail in the table “Detailed risk statement”.

Risk management process

The Company’s risk management process encompasses: identification, measurement, management, reporting and control of those risks to which SEK is or can become exposed. SEK’s risk management process consists of the following key elements:

Identification — At any given time, SEK must be aware of the risks to which it is or can be exposed. Risks are identified, in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processes, systems and through regular risk analyses. Risks are identified in daily operations as well as in formal and recurring processes such as risk and control self-assessments, the incident management process, the New Product Approval Process (NPAP) and the procurement process. The NPAP shall ensure that an adequate risk and impact analysis is carried out, that risks identified in this analysis are adequately managed and that an adequate risk measurement is achieved before the introduction of new or significantly changed products, services, markets, processes and IT-systems in SEK’s operations. The same requirements apply in the event of major changes to SEK’s operations and organization due to, for example, new or amended regulations. All identified risks are mapped against the risk taxonomy.

Measurement — Risks are measured quantitatively or assessed qualitatively as frequently as necessary. The measurement methods include forward-looking and backward-looking analyses. Where relevant, the analyses are complemented by expert assessments. Moreover, material risks are subject to regular stress tests using various scenarios.

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

Control — SEK continuously monitors adherence to capital targets, risk appetite limits and all other applicable limits to ensure that risk exposures are kept at an acceptable level. In addition, the control functions regularly test the effectiveness of internal controls in terms of their design and operational effectiveness. The test outcomes and follow-ups of any action plans are reported to the Board’s Audit Committee (AC).

Reporting — SEK’s independent control functions provide regular reports, at least quarterly, to the Board, the Finance and Risk Committee (FRC) and the CEO on the development of the Company’s significant risks. The risk reports are designed to provide an accurate and comprehensive understanding of SEK’s risk position.

Internal rules

From SEK’s risk policy follows other policies and instructions that cover all material risks as well as stress and crisis management, including contingency planning for such occurrences.

Organization and responsibility

SEK’s risk management is based on the principle of three lines of defense in the form of clear-cut separation of responsibilities between the business and support functions that own the risks, the control functions that independently identify and monitor the risks, and an internal audit function, which reviews, inter alia, the efficiency and integrity of risk management; see the illustration on the next page. For detailed information on responsibility and organization, refer to the Corporate Governance Report which is available on the Company’s website (and does not form part of this annual report).

Division of responsibility for risk, liquidity and capital management in SEK

First line

- Business and support operations
- Day-to-day management of risk, liquidity and capital in compliance with risk strategy, risk policy and risk appetite
- Credit and sustainability analyses
- Compliance with international sanctions
- Daily control and follow-up of credit, market and liquidity risk
- Reporting to the Board

Second line

- Independent control functions: the Risk function and the Compliance function
- Monitor and control SEK's risk management
- Control that all significant risks to which SEK is or may become exposed are managed by the relevant functions
- Maintain and develop SEK's risk framework including the internal control framework
- Compliance monitoring
- Reporting to the Board

Third line

- Independent internal audit
- Review and evaluation of the effectiveness and integrity of risk management
- Performance of audit activities in line with the audit plan confirmed by the Board
- Reporting to the Board

Framework for internal control

For information on SEK’s framework for internal control, refer to the Corporate Governance Report which is available on the Company’s website (and does not form part of this annual report).

Internal capital and liquidity assessment processes

The internal capital adequacy assessment process is an integral part of SEK’s strategic planning. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet both regulatory and internal requirements under both normal and stressed financial conditions and to support SEK’s credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or may become, exposed to. The internal capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate level of capital. Capital adequacy assessments are conducted at least for the forthcoming three-year period.

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

In addition to the internal capital adequacy assessment, SEK also estimates the total capital requirement as set for SEK by the Swedish FSA in its review and evaluation process. The capital requirement from the Swedish FSA is a minimum requirement for SEK’s own funds. Refer also to the information about Pillar 2 guidance in the Capital target section. In SEK’s assessment, SEK has own funds that comfortably exceed both the internally estimated need of own funds and the total capital requirement calculated by the Swedish FSA.

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

For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2024”, which is available on the Company’s website (and does not form part of this annual report).

Detailed risk statement

Risk class	Risk management	Risk profile	Risk appetite

Credit risk

Credit risk is the risk of losses due to the failure to fulfill a credit (or an arrangement similar to that of a credit). Credit risk includes the risk of default (comprises derivatives), concentration risk and country risk.

The overall strategy is for gross credit risks that arise out of the business strategy to be reduced and transferred to thereafter be contained within risk appetite. The credit portfolio shall maintain a high credit quality. SEK has a significant but natural concentration of risk in relation to the Swedish export industry, individual clients and specific sectors in which Sweden has developed export business. The concentration for counterparties is acceptable, but ongoing efforts are to be made to reduce concentration risks when possible. Credit risks are transferred using risk mitigation solutions such as guarantees and credit risk hedges when justifiable in terms of profitability.

To reduce credit risks, credit granting takes place responsibly and is based on adequate knowledge of SEK’s counterparties (including the financial impact of ESG factors) and their owners, and is in compliance with the owner instruction assignment.

SEK’s mission naturally entails certain concentration risks, such as single name concentration. The Company’s extensive use of guarantees results in a high proportion of exposures towards sovereigns. Total net risk is mainly limited to counterparties with high creditworthiness. SEK’s liquidity portfolio is invested in securities with high credit quality and preferably short maturities.

SEK is to ensure a high quality credit portfolio through a robust credit assessment based on a risk-based selection of counterparties, adequate counterparty knowledge, long-term relationships and risk mitigation of risk filled exposures.

Liquidity risk

Liquidity risk refers to the risk that SEK is unable to meet its payment commitments. Liquidity risk consists of financing risk, which is the risk of, within a defined period of time, the Company not being able to refinance its commitments or that its commitments are refinanced at a significantly higher cost. Liquidity risk also includes currency risk, which can impact liquidity in the short- and long-term through its impact on cash flows, financing costs or the value of assets and liabilities in foreign currencies, as well as off-balance-sheet-risk, which includes unexpected withdrawals from off-balance-sheet items.

The overall strategy is to reduce liquidity risks that arise from the business strategy. SEK should strive for a high level of diversification of its financing and ensure that financing is available for all credit commitments — both outstanding credits and agreed but not yet disbursed credits.

SEK’s liquidity investments should primarily consist of high quality assets and SEK should avoid selling assets prematurely by investing in liquidity investments at an overall level with maturities that are aligned with the expected timing of payments.

SEK is dependent on capital markets for its funding. In order to handle the effects of potential market disruptions, such as significantly higher financing costs, SEK has secured the funding for all its credit commitments, including those agreed but not yet disbursed. On an overall level available funding has a longer remaining maturity than credit commitments.

In addition, SEK’s strong liquidity position enables the Company to effectively manage potential periods of stress.

SEK shall maintain good liquidity capacity to manage periods of stress. SEK shall uphold long-term financial stability by ensuring a good maturity matching.

Market risk

Market risk is defined as the risk of the Company’s results, capital or value being affected in an adverse manner from changes in the financial markets, such as movements in interest rates, foreign exchange rates, basis spreads or credit spreads. Value encompasses both accounting value and economic value.

The overall strategy is to reduce the market risks arising from the business strategy, where SEK shall implement a sound balance between precision and cost of hedging the risks. Imbalances in borrowing versus lending and volatility in future earnings shall be reduced. Assets and liabilities shall, as a general rule be held to maturity. Under normal conditions, the majority of the interest rate risk in CIRR lending should be hedged.

SEK’s business model entails exposures to market movements, mainly interest rates, credit spreads and exchange rates. SEK’s market risk is largely hedged through derivatives. The resulting counterparty credit risk is mitigated through netting and collateral agreements.

SEK aims for low volatility in earnings and own funds due to market movements, low gap risk and low interest rate risk in the CIRR portfolio.

Risk class	Risk management	Risk profile	Risk appetite

Operational risk

Operational risk is the risk of losses resulting from inappropriate, inadequate or failed internal processes or procedures, systems, human error, or from external events. Operational risk includes ICT, security, crisis and continuity, third-party, transaction management, reporting and legal risks as well as model risks.

For the evaluation of operational risks, the likelihood of financial, reputational or compliance impact is assessed.

The overall strategy is to reduce operational risks that arise out of the business strategy. Costs to reduce operational risks must be in reasonable proportion to the expected impact of the risk reduction measures

Risk reduction takes place primarily through effective and well-documented internal processes for risk management such as risk and control self-assessments, the incident management process, the new product approval process (NPAP) and the procurement process, an efficient control environment and continuous training of all personnel to ensure a comprehensive understanding of the risk framework and responsibility of every employee.

Operational risks are inherent in all of SEK’s operations and can have financial, regulatory and reputational impact. The most significant operational risks are within the ICT and security risk area.

The majority of reported incidents are minor events that are resolved promptly within the relevant function.

SEK shall promptly reduce critical and high operational risks and limit operational losses resulting from incidents.

Business and strategic risk

Business and strategic risk is defined as the risk of an event taking place that impacts the ability of the business to achieve set goals.

Business and strategic risk includes business environment risk, public policy assignment risk and risks related to organizational resilience.

The overall strategy is to reduce business and strategic risk through the strategy process resulting in the business plan.

SEK’s strategic risks mainly arise through changes in the Company’s operating environment, such as market conditions, which could result in limited lending opportunities for SEK, and regulatory reforms from two perspectives: (1) the impact of these reforms on SEK’s business model; and (2) the requirements on the organization resulting from increased regulatory complexity.

Other risks are related to SEK’s public policy assignment and its ability to create a resilient organization that adapts to changing business environments and delivers on the Company’s business goals.

SEK does not have a specific risk appetite for business and strategic risk.

Risk class	Risk management	Risk profile	Risk appetite

Environmental and Social risk (impact) (“Sustainability risk”)

Environment and social risk from an impact perspective (“Sustainability risk”) is defined by SEK as the risk that SEK’s operations directly or indirectly impact their surroundings negatively with respect to the environment and social issues, for example, in relation to human rights and working conditions. Human rights include the rights of the child. Working conditions includes gender equality and diversity.

It is primarily through SEK’s lending activities that the operations have a significant (gross) impact on environmental and social issues.

The overall strategy is to reduce environmental and social risk that arise out of the business strategy. SEK shall manage conflicts between financial, social and environmental goals to the best of its ability without significantly harming any of the goals.

Risk reduction takes place primarily through effective and well-documented internal processes for risk management and an effective control environment, a responsible approach to environmental risks during the entirety of the loan’s term and continuous training of all relevant personnel to ensure a comprehensive understanding of environmental and social risks in the risk framework.

SEK is indirectly exposed to environmental and social risks in connection with its lending activities. A high inherent risk may arise when financing large projects or businesses in countries and/or sectors with high sustainability risk. Countries are assessed according to the risk of negative impacts on human rights, including working conditions.

SEK shall not enter into transactions that do not meet the international guidelines that SEK has committed to and that are specified in SEK’s sustainable finance policy. SEK can enter into transactions with high gross risks provided that these risks are reduced to an acceptable level during the maturity of the loan. For transactions with high gross risks, the development of the risk profile shall be regularly followed-up and compared to the requirements that were stipulated when SEK entered into the transaction.

Governance risk

Governance risk is the risk that SEK’s operations directly or indirectly impact or are impacted by governance-related issues. Examples of areas included are business conduct and financial crime. Business conduct includes tax transparency and financial crime includes corruption.

The overall strategy is to avoid and reduce governance risks that arise out of the business strategy.

SEK is to reduce governance risks through effective and well-documented internal processes for risk management and an efficient control environment. SEK should take a responsible approach to governance risks through the entire term of the loan and continuously train relevant personnel to ensure a comprehensive understanding of managing governance risks in the risk framework.

SEK is exposed to the risk of failing to comply with all relevant laws and regulations in the markets in which the Company operates. Countries and counterparties are assessed according to the risk of corruption or other financial crime as well as the risk of money laundering or terrorist financing and the risk of tax evasion.

SEK shall comply with all relevant laws and regulations regarding its operations, particularly with regard to the Company’s public role, state ownership and the regulations that govern the financial sector.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By	/s/ Magnus Montan
Magnus Montan, Chief Executive Officer

Stockholm, Sweden

February 26, 2025