Form 20-F
period 2025-12-31
SWEDISH EXPORT CREDIT CORP /SWED/
filed 2026-02-26
CIK 352960

As filed with the Securities and Exchange Commission on February 26, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025

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

SWEDISH EXPORT CREDIT CORPORATION
(Translation of Registrant’s name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Fleminggatan 20, SE-112 26 Stockholm, Sweden
(Address of principal executive offices)

Tobias Hornberger, Swedish Export Credit Corporation, P.O.Box 194, SE-101 23 Stockholm Email: Tobias.Hornberger@sek.se Phone +46 70 8481385
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
☐ Yes   ☐ No
---------------------------

INTRODUCTORY NOTES
In this annual report on Form 20-F (the “annual report”), unless otherwise specified, all amounts are expressed in Swedish kronor (“Skr”). Amounts presented in this annual report have been rounded independently. Accordingly, totals may not equal the sum of individual amounts.
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
The consolidated financial statements of SEK included in Item 18 (the “Consolidated Financial Statements”) comprise the consolidated statement of financial position of SEK and its subsidiaries as of December 31, 2025 and December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes. In certain cases, comparable figures for earlier financial periods are reported in parentheses after the relevant figure for the current period. For example, “(2024: Skr 10 million)” means that the relevant figure for 2024, or as of December 31, 2024, as the context requires, was Skr 10 million.
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
Additional information about SEK, including investor presentations, capital reports and the annual report for the financial year of 2025, is available at www.sek.se/en/for-investors. None of the foregoing reports or presentations, nor any other information available on or accessible through SEK’s website is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. SEK has based these forward-looking statements on its current expectations and projections about future events. These statements include but are not limited to:
•statements regarding financial projections and estimates and their underlying assumptions;
•statements regarding plans, objectives and expectations relating to future operations and services;
•statements regarding the impact of regulatory initiatives on SEK’s operations;
•statements regarding general industry and macroeconomic growth rates and SEK’s performance relative to them; and
•statements regarding future performance.
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
Credit risk and counterparty credit risk
•Disruptions in the financial markets or economic recessions (including as a result of geopolitical instability) can adversely affect SEK’s operations and financial performance.
•Disruptions in the financial markets or economic recessions can adversely affect SEK’s credit risk and counterparty credit risk.
•SEK’s concentrated credit portfolio could have a material adverse effect on SEK’s business and/or its ability to repay its debts.
•The deteriorating national security situation in Sweden could have an adverse effect on SEK’s business and operations.
Operational risk
•SEK is exposed to material operational risk, which could harm SEK’s business, financial performance, or the ability to repay its debt.
Financial risk
•SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.
•Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.
•Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may have a negative impact on SEK’s profitability and its ability to fulfill its obligations.
•Fluctuations in foreign currency exchange rates could harm SEK’s business.
•Fluctuations in interest rates could have an adverse effect on SEK’s business and results of operations.
Environmental, social and governance factors and the risks related thereto
•Environmental, social and governance (“ESG") factors could negatively impact SEK’s financial performance, for example by impacting credit risk and operational risk.
•Developments in emerging market countries may result in credit losses for SEK on loans to customers in those countries.
Regulatory changes
•Changes in laws, regulations or accounting standards may adversely affect SEK’s business.

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
SEK’s business and earnings are affected by general business, economic and market conditions, especially those pertaining to Sweden and Europe, and those that have a global impact affecting the financial markets. Uncertainty remains concerning the outlook and the future economic environment globally, due to, among other things, the ongoing Russia-Ukraine war, the continued regional instability in the Middle East and other regions and further changes in U.S. tariff policy, including the imposition of new tariffs, increased existing tariffs, retaliatory measures or other trade policies affecting imports of goods and services. These events may have a negative effect on trade flows leading to higher freight rates and shipping delays, and higher inflation, interest rates and recessionary concerns.

These events could each, if intensified further, give rise to added substantial geopolitical instability (also taking into account, for example, the current friction between China and Taiwan and between China and the United States), trade restrictions, broadening of sanctions regimes against states, companies or individuals, supply chain disruptions, increases in energy prices and global inflationary pressure, which could in turn have further adverse impacts on the regional and global economic environment.
Additionally, even in the absence of slow economic growth or recessions, other economic circumstances or systemic events – including, but not limited to, high inflation, high interest rates, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, concerns over the financial health of sovereign governments and their instrumentalities and epidemics and pandemics (such as the Covid-19 pandemic) – may have negative consequences for the companies and industries to which SEK provides financing. Similar factors could adversely affect the financial condition of SEK’s financial counterparties and could, in addition to the other factors cited above, have material adverse effects on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

Disruptions in the financial markets or economic recessions can adversely affect SEK’s credit risk and counterparty credit risk.
Credit and counterparty risk exposure is inherent in SEK’s business model. Dysfunctional and volatile financial markets or effects of an economic recession could have material negative effects on asset values and credit losses. As a financial institution, which lends money to customers globally, SEK’s business could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the United States, Asia and elsewhere around the world. For example, the continuation or escalation of the conflicts between Russia and Ukraine, and in the Middle East and other regions, as well as further changes in U.S. tariff policy, including the imposition of new tariffs, increases in existing tariffs, retaliatory measures or other trade policies affecting imports of goods and services, could lead to further instability in financial markets. Such developments may result in significant volatility in commodity prices and supply of energy resources, supply chain disruptions, due to higher freight rates and shipping delays, heightened political and social instability, increased cyberattacks and espionage, and elevated inflation, interest rates and recessionary concerns. Dysfunctional markets and an economic recession may affect business and consumer spending, bankruptcy rates and asset prices and could lead to SEK’s customers’ and counterparties’ increasing their demand for loans, becoming delinquent in their loan repayments or other obligations and ultimately losing their ability to fulfill their obligations towards SEK. While SEK’s loans are to a large extent covered by government export credit guarantees, there could be circumstances where dysfunctional markets and an economic recession could increase provisions for delinquent and defaulted debt, as well as higher provisions for non-guaranteed loans, which could have a material adverse effect on SEK’s business and/or its ability to repay its debts.
SEK’s concentrated credit portfolio could have a material adverse effect on SEK’s business and/or its ability to repay its debts.
SEK’s credit portfolio has a composition that reflects the Swedish export industry. A large part of SEK’s exposures is covered by guarantees from the Swedish Export Credit Agency and other government export credit agencies within the Organisation for Economic Co-operation and Development (the “OECD”). However, SEK has some large exposures, without guarantees, to international export corporations that have high ratings. Even though these companies are large international corporations with high ratings they could be affected by, for example, disruption in supply chains, increases in prices, high interest rates, volatile capital markets and current geopolitical events. A default by any of these large corporations could lead to an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.
The deteriorating national security situation in Sweden could have an adverse effect on SEK’s business and operations.
Sweden is facing a deteriorating national security situation for two different reasons.
First, the threat of attacks from terrorists or violent extremists has increased over the past three years. Although the national terrorist threat level was reduced from level four to level three (on a five-level scale) in May 2025, it had remained at level four for nearly two years, reflecting a sustained elevated threat.
Second, Russia’s invasion of Ukraine in early 2022 has materially affected Sweden’s security environment and led to Sweden becoming a member of the North Atlantic Treaty Organisation (NATO) in 2024. While the risk of an armed attack against Sweden is currently assessed as low, the risk of influence operations and other hostile actions has increased. There have, for example, been suspected acts of sabotage against undersea infrastructure in the Baltic Sea, recurring cybersecurity incidents and political influence campaigns against Sweden. A deteriorating national security situation due to actual or threatened attacks from terrorists or violent extremists could have an adverse effect on the Swedish economy and lead to instability in the Swedish financial market, which could impact SEK’s ability to raise capital and to conduct its funding and lending business. Additionally, the aforementioned factors could increase SEK’s counterparty risk as it could lead to some of SEK’s customers not being able to perform their obligations to SEK. The effect of any of these events, developments, or threats could have material adverse effects on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.
Operational risk
SEK is exposed to material operational risk, which could harm SEK’s business, financial performance, or the ability to repay its debt.
SEK’s business is dependent on its ability to process complex transactions in an efficient and accurate manner. Operational risk for a financial institution such as SEK can arise from inadequate or failed internal processes or systems, human error or malfeasance or from external events.

Failed internal processes and legal risks: Failed internal processes and legal risks can arise from internal or external sources, including from human error, employee misconduct, failure to document transactions properly or to obtain proper internal authorizations, non-compliance with regulations or fraud related to money laundering, financing of terrorism, corruption, or other criminal activities. Failure to address risks relating to failed internal processes and legal risks or failure to in any other way meet SEK’s commitments and expectations may lead to increased costs, losses, or damage to SEK’s reputation, which may negatively affect customers’ and investors’ confidence in SEK, and consequently SEK’s business, financial performance, or ability of the Company to fulfill its debt obligations.
IT- and information security risks: IT- and information security risks can, for example, arise from internal or external (outsourced or counterparties) system failures, failure in system development, loss of information, information security failures, such as data loss, cybersecurity incidents, human error by employees, internal fraud, or other criminal acts.
As an example, cybersecurity incidents continue to be a global threat and have been amplified as a result of the current geopolitical turmoil. Western support of the ongoing war in Ukraine could further intensify such risks if Swedish government activities and companies are targeted in future cybersecurity incidents. There is also an increased level of risk for cybersecurity incidents due to the sophistication, availability and use of artificial intelligence (AI) by threat actors. Although management of operational risk includes 24/7 surveillance of critical parts of the IT-systems and is designed to efficiently mitigate all material risk and to be compliant with regulatory requirements, the processes and systems in place could prove to be insufficient, or cybersecurity incidents against national critical infrastructure in Sweden or elsewhere could compromise SEK’s ability to successfully prevent and defend against cybersecurity incidents.
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
Furthermore, recent technological advances in AI and machine learning technologies create opportunities for SEK, as well as risks. SEK is currently exploring and implementing AI technologies within its operations on a continuous basis to enhance operational efficiency. SEK applies risk management strategies and governance frameworks to its own deployment of these technologies. However, any failure to appropriately evaluate, actively manage and closely monitor risks arising from the development and implementation of AI into SEK’s operations could introduce new vulnerabilities and security flaws. SEK could also be exposed to risks to the extent third-party service providers or any counterparties use AI technologies in their business activities. In this respect, SEK is not able to control the way third-party products are developed or maintained or the way third-party services utilizing AI technologies are provided to it, which could make SEK more susceptible to, for example, cybersecurity or fraud risks. Such risks may be heightened if AI systems generate errors or hallucinations, produce biased, harmful or discriminatory outputs, infringe the intellectual property or data privacy rights of third parties, or otherwise fail to operate as intended, any of which could have a material adverse effect on SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.

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
SEK uses hedging instruments to seek to manage interest rate-, currency-, credit-, basis- and other market-related risks. If any of the variety of instruments and strategies SEK uses to hedge exposure to various types of risk is not effective, SEK may incur losses, which may have an adverse effect on SEK’s financial condition and could impair its ability to timely repay or refinance its debts. Many of SEK’s derivative contracts are OTC (over-the-counter) derivatives, i.e., derivative contracts that are not traded on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty were to default on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.
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
Interest rate changes can have a significant effect on SEK and its business and results of operations. Interest rates are highly sensitive to many factors beyond SEK’s control, including increased regulation of the financial sector, inflation, fiscal and monetary policies of governments and central banks and domestic and international economic and political conditions, and can thus be volatile. For example, the monetary policy in Sweden and other countries has since early 2024 changed due to falling inflation. Since January 2024, the Riksbank (Sweden’s central bank) has cut the policy rate from 4.00 percent to 1.75 percent as at December 31, 2025.
These actions affect interest rates, which in turn affects SEK’s interest income, the value of SEK’s financial instruments, the value of SEK’s loans and deposits and the volume of new loans, increase the likelihood of a more volatile Swedish krona exchange rate and impact SEK’s customers.
For example, fluctuations in interest rates could affect the interest earned on SEK’s lending portfolio and the interest paid on SEK’s borrowings, thereby affecting SEK’s net interest income, with the risk of reducing its growth rate and profitability. Furthermore, increases in interest rates may result in lower demand for new lending. For example, in 2024 significantly higher interest rates led certain of SEK's customers to postpone or cancel planned investments following revisions to their investment estimates. Changes in interest rates may also affect SEK’s customers’ ability to repay their loans, which could result in SEK having to record losses on such loans, which could have a material adverse effect on SEK’s results of operations, financial condition and prospects.
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
Climate change could expose SEK to financial risks either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate. Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, storms, sea level rise, coastal erosion and subsidence. These risks could result in significant damage to SEK’s customers’ property or businesses or have a material impact on SEK’s customers’ business models, which in turn could negatively affect SEK’s customers’ financial position or solvency. Transition risks arise from the process of adjustment towards a low-carbon economy. SEK may face significant and rapid developments in stakeholder expectations, policy, law, and regulation which could impact the lending activities SEK undertakes, as well as the risks associated with its lending portfolio, and the value of SEK’s financial assets. Reputational risk could arise from a failure to meet changing societal, investor or regulatory demands.In particular, recent years have seen an increase in climate-related disclosure requirements with which SEK may be required to comply. SEK may also become subject to claims and/or legal proceedings and other investigations relating to, for example, allegedly financing or contributing to climate change and environmental degradation or because SEK’s response to climate change or other ESG factors, including its
ESG disclosures, are perceived to be ineffective, insufficient or inappropriate.
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
SEK grants loans to customers in a number of emerging markets. Lending in emerging markets generally involves greater economic or political risk than in more developed countries, including economic crises, potentially unstable governments, risks of nationalization of businesses or appropriation of assets, restrictions on foreign ownership and uncertain legal systems. Although a significant amount of SEK’s loans are guaranteed by the Swedish Export Credit Agency (EKN) and other government export credit agencies within the OECD, 67 percent as of December 31, 2025, SEK could experience credit losses with respect to those loans not covered by a guarantee, which could reduce the SEK’s net income and have a material adverse effect on the SEK’s business prospects, financial condition and/or the ability of the Company to fulfill its debt obligations.
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

On June 20, 2023, the Swedish National Debt Office communicated its decision that it does not consider there to be grounds for managing SEK through resolution. The decision implied that SEK does not have to issue senior non-preferred bonds (for which the interest rate may be considerably higher than on senior preferred bonds) to meet the MREL requirement. Furthermore, in December 2025, the Swedish National Debt Office waived the minimum requirement for own funds and eligible liabilities for SEK under the MREL framework. However, the Swedish National Debt Office reviews the above position of SEK on an annual basis, so it may be subject to change in the future. If the Swedish National Debt Office were to change its position in relation to SEK so that SEK again will have to meet the MREL requirement by issuing senior non-preferred bonds, SEK’s ability to obtain financing may be reduced or impeded, the cost of funding may increase for SEK or SEK’s ability to fulfill its obligations may be impaired.
A further example of such regulation that has had, and could continue to have, an impact on SEK’s results of operations is the Basel Framework. The CRD VI will become applicable to SEK when it has been implemented into Swedish national legislation during 2026, while the CRR III in large became applicable for SEK on January 1, 2025. The CRR III rules led to a reduced risk exposure amount for the Company, which in its turn led to lesser capital requirements. However, there is no assurance that the capital requirements will not be increased in the future to include new and more burdensome capital requirements, which could result in the Company being obliged to incur the cost of raising more capital. If new and more burdensome capital requirements are introduced, there is a risk that SEK would need to revise existing business models which could have a material adverse effect on its results of operations, financial condition and prospects. The CRR III and the CRD VI will also require the Company to adjust its risk management and reporting framework to comply with the new regulations, which will entail an increased regulatory burden for SEK and may result in increased operational and compliance costs.
In addition, laws and regulations relating to financial crime, including in relation to anti-money laundering, counter-terrorism, anti-bribery and corruption and sanctions, in the locations where SEK operates, have become, and may continue to become, increasingly complex and detailed. For example, the war between Russia and Ukraine has led to severe financial and economic sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other UN member states and jurisdictions against Russia, Belarus and certain regions in Ukraine and there is a risk that additional sanctions or restrictions will be implemented. The scope and complexity of these sanctions give rise to significant operational and compliance risks for SEK. Such sanctions and other measures, may result in increased costs and regulatory burden for SEK and have an impact on SEK’s borrowing business due to even more limited business opportunities in the relevant regions or early termination of loan agreements. The increasing complexity of financial crime regulation also pose a significant challenge to SEK, involving overlapping requirements between different local legislation, which could have adverse reputational and regulatory consequences for SEK in case of, for example, misinterpretation of such legislation, and also lead to increased operational and compliance costs as a result of, for example, SEK having to seek legal advice from local legal advisors.
Moreover, there is also ongoing regulatory focus on policies and procedures for identifying and managing cybersecurity risks, cybersecurity governance, and related disclosure and reporting obligations. The growing digitization of business operations and the corresponding rise in cybersecurity incidents have led, for example, to the adoption of the EU Digital Operational Resilience Act (DORA) (Regulation (EU) 2022/2554), which has been applicable in all EU member states since January 17, 2025. In addition, SEK is also subject to evolving regulatory expectations regarding the use of AI, including requirements under the EU Artificial Intelligence Act (Regulation (EU) 2024/1689). Compliance with these and similar regulations may increase regulatory complexity and operational costs, and any failure by SEK to comply could result in significant regulatory fines and reputational harm.
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
2025
•In 2025 SEK recorded a net interest income of Skr 2,719 million (2024: Skr 3,058 million). A large portion of the decrease is explained by lower average short-term Swedish krona interest rates, with a stronger Swedish krona also being a contributing factor. Operating profit amounted to Skr 1,491 million (2024: Skr 2,121 million). The decrease compared to the previous year was primarily due to lower net interest income, and increased provisions for expected credit losses.
•New credit and guarantee commitments in 2025 amounted to Skr 126 billion (2024: Skr 90 billion), which is higher than the historical average. These contracts have relatively long maturities. Portions of these commitments have already been disbursed and are therefore included in the lending portfolio, while the remaining committed amounts will be recognized on the balance sheet as they are disbursed.The lending portfolio decreased during the year, primarily as a result of the increasingly strong Swedish krona, and amounted to Skr 263 billion (year-end 2024: Skr 283 billion) as of December 31, 2025. Excluding currency effects, the lending portfolio was largely unchanged.
•SEK is focused on increasing the customer portfolio and offering more companies access to Sweden’s export credit system. 13 new customers were welcomed during 2025, although some customers finished their repayments during 2025, which resulted in a decrease of 2 percent during the year compared to year-end 2024,.
•The Swedish government has resolved on a new financing model that combines development assistance funding with export financing. The aim is to promote sustainable and socially beneficial development in low- and lower middle-income countries, while providing Swedish companies with the opportunity to contribute with technology and innovation to important social projects. The new ordinance entered into force on August 1, 2025. Together with EKN, SEK has been tasked to provide the financing, which is referred to as Export and development financing.
•The global environment was characterized by geopolitical tensions, increased trade barriers and volatility in the financial markets, with uncertainty increasingly becoming the new normal. At the same time, demand for financing for long-term investments was strong, especially in the energy transition, infrastructure, defense and industrial transformation sectors, reflecting the structural changes underway in the global economy.

•SEK had a credit facility with the Swedish National Debt Office of up to Skr 150 billion in 2025. In December 2025, the credit facility was set at Skr 175 billion for 2026, of which Skr 14 billion can be used for commercial export financing. SEK had not utilized the credit facility by December 31, 2025.
•The Board of Directors of SEK (the “Board”) has resolved to propose the payment of a dividend of 40 percent of the year’s profit at the Annual General Meeting, corresponding to Skr 473 million (2024: Skr 1,673 million), which is in line with the Company’s dividend policy of 20-40 percent.

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
The following table summarizes SEK’s loans and debt outstanding as of December 31, 2025, and 2024:

	Year ended December 31,
Skr mn	2025	2024	Changes in percent
Total loans outstanding(A)	262,712	283,408	-7%
of which CIRR-system	85,643	101,657	-16%
Total debt outstanding	304,633	324,995	-6%
of which CIRR-system	89,590	106,093	-16%
(A) Loans outstanding consist of loans due from commercial and financial institutions including loans in the form of interest-bearing securities. For a reconciliation of loans outstanding, see Note 11 to the Consolidated Financial Statements.
Lending Operations – General
The following table sets forth certain data regarding the Group’s lending operations, including the CIRR-system, during the two-year period ending December 31, 2025:

	Year ended December 31,
Skr mn	2025	2024	Changes in percent
Offers of long-term loans accepted	125,832	90,334	39%
Total loan disbursements	-73,850	-62,317	19%
Total loan repayments	74,879	73,963	1%
Loans outstanding	262,712	283,408	-7%
Loan commitments outstanding but undisbursed(A)	81,624	56,887	43%
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

Total loans outstanding, type of loans

	As of December 31,
Skr mn	2025	2024	2023	2022	2021
Lending to exporters' customers	128,623	149,828	148,389	145,049	127,943
of which CIRR-system	85,643	101,657	101,361	94,241	87,872

Lending to Swedish exporters	134,090	133,580	134,914	128,399	109,281
of which CIRR-system	—	—	—	—	—

Total	262,712	283,408	283,303	273,448	237,224
of which CIRR-system	85,643	101,657	101,361	94,241	87,872
About half of the loan volumes granted by SEK are granted to purchasers of Swedish exports. Western European markets and the United States are the largest markets for exported Swedish goods by revenue. However, exports to other markets, including less developed markets, are also important for the Swedish economy. Accordingly, the need for export financing may be related to transactions involving buyers in many different countries, with varying levels of creditworthiness. Pursuant to its credit risk exposure policy, SEK is selective in accepting such risk exposure without the support from an export credit agency such as the Swedish government backed export credit agency, EKN. The credit risk exposure policy seeks to ensure that SEK is neither dependent on the creditworthiness of individual buyers of Swedish goods and services, nor on the countries in which they are domiciled, but rather on the creditworthiness of individual counterparties to which SEK accepts credit risk exposure. For additional information on SEK’s approach to risk, see Note 26 and Note 29 to the Consolidated Financial Statements.
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
oexport credits;
oexport and development financing; and

oproject finance.
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
Guarantees and Credit Default Swaps
SEK relies largely on guarantees in its lending. The guarantors are principally made up of government export credit agencies, such as the EKN, the Export Import Bank of the United States, the UK Export Finance, Bpifrance and Euler Hermes Kreditversicherungs AG of Germany, as well as financial institutions, insurance companies and, to a lesser extent, non-financial corporations. Credit risk is allocated to a guarantor in accordance with SEK’s policy and therefore, when disclosing net credit risk exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties. In general, loans under the CIRR-system are guaranteed by EKN.
Total credit exposures for SEK covered by guarantees

	Year ended December 31,
Skr bn	2025	2024
Government export credit agencies	176.6	169.4
of which covered corporate exposures	61.9	75.8
of which covered exposures to financial institutions	20.9	21.0
of which covered exposures to regional governments	1.8	0.9
of which covered sovereign exposures	92.0	71.7
As of December 31, 2025, government export credit agencies guaranteed 41.4 percent (2024: 40.3 percent) of SEK’s total credit exposures.

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
Currency
SEK extends loans in different currencies, depending on the needs of its borrowers. Before the Group makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire loan period at an interest rate (considering the costs of foreign exchange derivatives) that, as of the day the commitment is made, results in a margin that the Group deems commercially viable. The Group may decide not to hedge a specific loan commitment until sometime after the loan is made. Interest rate risks associated with such unhedged commitments are monitored closely and may not exceed interest rate risk limits established by the Board. SEK’s policies are described in Note 29 to the Consolidated Financial Statements.
The following table shows the currency breakdown of loan offers accepted for loans with maturities exceeding one year for each year in the two-year period ending December 31, 2025.

	Percentage of loan offers accepted
Currency in which loan is denominated	2025	2024
Swedish kronor	37%	39%
Euro	29%	24%
U.S. dollar	27%	30%
Other	7%	7%
Total	100%	100%
Credit Support for Loans Outstanding
The Group’s policies with regard to counterparty exposures are described in detail in Note 29 to the Consolidated Financial Statements.

The following table illustrates the counterparties for the Group’s loans and guarantees outstanding as of December 31, 2025 and December 31, 2024. Although most loans fall into more than one category for any given loan, this table only reflects the counterparty (either the borrower or the guarantor) that SEK believes to be stronger in terms of creditworthiness.

	2025	2024
Loan credit exposure to Swedish State guarantees via EKN(A)	38%	42%
Loan credit exposure to Swedish State guarantees via National Debt Office	2%	1%
Loan credit exposure to Swedish credit institutions(B)	2%	2%
Loan credit exposure to foreign bank groups or governments(C)	2%	3%
Loan credit exposure to Swedish counterparties, primarily corporations(D)	39%	35%
Loan credit exposure to municipalities	1%	1%
Loan credit exposure to other foreign counterparties, primarily corporations	15%	16%
Total	100%	100%
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
(B) At December 31, 2025, loans in this category amounting to approximately 25 percent (2024: 28 percent) of the total loans in this category represented loans to the four largest commercial bank groups in Sweden including guarantees in the form of bank guarantees or credit derivatives. The remaining 75 percent (2024: 72 percent) of total loans represented loans to various financial institutions and minor commercial banks in Sweden including guarantees in the form of bank guarantees or credit derivatives.
(C) At December 31, 2025, loans in this category consisted principally of obligations of other Nordic, Western European or North American bank groups, together with obligations of Western European governments, including guarantees in the form of bank guarantees or credit derivatives.
(D) At December 31, 2025, approximately 27 percent (2024: 31 percent) of the total loan credit exposure represented loans to the 20 largest Swedish corporations.
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
Capital adequacy regulations
As of January 1, 2014, the revised capital adequacy rules of the Basel Committee, referred to as Basel III, came into force within the European Union. Basel III was introduced by a legislative package consisting of the CRR (Regulation (EU) No 575/2013 and the Capital Requirements Directive (Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the “CRD”). The CRR is directly applicable in Sweden and contains detailed requirements pertaining to capital adequacy, liquidity, large exposures, leverage ratio and supervisory reporting. CRD is incorporated into Swedish legislation and covers areas such as principles for prudential supervision, internal assessments of risk and capital, corporate governance, capital buffers, sanctions and remuneration.
The current regulations introduced by the CRR and CRD replace regulations based on the previous revision of the Basel accord, Basel II, which had been the prevailing standard since 2007, as it was incorporated into EU and Swedish legislation. The CRR, as amended, and the CRD , as incorporated into national legislation, apply to credit institutions, including SEK, within Sweden and the European Union.
In 2021, a new CRR/CRD legislative proposal was published. This proposal, also known as the “Banking Package”, incorporates additional changes, mainly linked to changes in the credit, market and operational risk capital framework. The Banking Package proposals were enacted as CRR III and CRD VI. Please refer to “New regulations in force during 2025 and upcoming regulations” for further information.
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
(iii) Pillar 3 concerns and places requirements on transparency and comparability and how institutions, in a broad sense, should report their operations to the market and the public. The disclosure of capital and risk management must follow the requirements of the CRR and some additional regulations issued in Sweden, most notably the Swedish FSA’s regulations FFFS 2014:12 regarding prudential requirements and capital buffers. Under CRR II (discussed below), the EU introduced formal revision to the disclosure framework with extended scope, application and frequency of Pillar 3 disclosures for large and listed institutions. The revised Pillar 3 framework indicates which disclosures are required from institutions, on the basis of their size, complexity and of whether they are listed or non-listed institutions. As SEK meets the criteria for large and listed institutions since 2021 new quarterly, semi-annual and annual disclosure requirements are applicable to it. The 2025 Pillar 3 is available on the Company’s website (and does not form part of this annual report).
New regulations in force during 2025 and upcoming regulations
The CRR III was generally applicable from January 1, 2025, even though some provisions started to apply from July 9, 2024. Some provisions of the CRR III are also subject to transitional arrangements and will be phased in over the coming years. With regard to the market risk rules and the so-called Fundamental Review of the Trading Book (FRTB), the European Commission announced on June 12, 2025 that the date of implementation in the EU has been postponed by another year, from January 2026 to January 2027.
The CRD VI should be transposed into Swedish law this year.
CRR III Regulation and CRD VI Directive largely follow the standards set out by the Basel Committee, and introduced a new output floor for internal models for market risk and credit risk, revised standardized approaches for credit risk and operational risk, constraints on the use of internally modelled approaches for credit risk and changes in leverage ratio requirements. The output floor, which is designed to ensure that banks’ capital requirements calculated under internal models-based approaches may not fall below 72.5% of the capital requirements calculated under the standardized approaches, will be phased in incrementally over five years, beginning with 50% January 1, 2025 before becoming fully effective with 72.5% on January 1, 2030.
In May 2024, the EU adopted new rules designed to counter money laundering (AML) and terrorist financing (TF) (the AML Package). The AML package consists of four legislative acts, of which two, the Regulation on Money Transfer Information (Regulation (EU) 2023/1113) and the AMLA Regulation (Regulation (EU) 2024/1620), have been applicable to SEK since 2024, while the remaining two acts, the AML Regulation (Regulation (EU) 2024/1624) and the AML Directive (Directive (EU) 2024/1640), will start to apply in 2027. The main purpose of the package is to strengthen the EU's framework against AML and TF. In addition, the AML package also established a new regulatory authority, the Anti-Money Laundering Authority (AMLA), in order to synchronise the supervision of the AML and TF regulatory framework.

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
According to the CRR, own funds consist of three components with different levels of quality from a loss absorption perspective:
•the highest quality is the Common Equity Tier 1 capital, which includes equity capital after certain adjustments and deductions;
•the next level is the Additional Tier 1 capital which, subject to detailed requirements, consists of certain types of highly subordinated, perpetual debt or hybrid capital (Tier 1 capital is the sum of Common Equity Tier 1 capital and Additional Tier 1 capital); and
•Tier 2 capital constitutes the third level and consists of, subject to detailed requirements, certain types of subordinated debt that, among other things, must have an original maturity of no less than five years.
The minimum total capital ratio requirement under Pillar 1 is 8.0 percent, a requirement that has not changed with the CRR. However, the CRR introduced additional requirements on the higher quality components of capital, with a minimum requirement of 4.5 percent and 6.0 percent relating to Common Equity Tier 1 capital and Tier 1 capital, respectively.

			Total capital
	Minimum Capital		Requirement including		SEK Capital
	Requirement[1]		Buffers Requirement[2]		Ratios
	2025	2024	2025	2024	2025	2024
Common Equity Tier 1	4.5%	4.5%	11.3%	12.2%	23.1%	22.2%
Tier 1	6.0%	6.0%	13.4%	14.4%	23.1%	22.2%
Total capital	8.0%	8.0%	16.1%	17.3%	23.1%	22.2%
1 Under Pillar 1.
2 Under Pillar 1 and Pillar 2 including Buffer requirements.
In addition to these minimum ratios, SEK must meet certain capital buffers requirements. Failure to meet the additional buffers requirements triggers, among other things, restrictions on distributions. The countercyclical buffer rate that is applied to exposures located in Sweden is currently 2 percent. SEK is also expected to cover the supplementary capital requirements estimated under Pillar 2, which in practice constitutes an extension of the minimum capital requirement for financial institutions in Sweden, covering additional risks not included in the Pillar 1 minimum requirements. In September 2025, an individual Pillar 2 requirement of 3.01 percent calculated on the total risk exposure amount was introduced, according to the decision from the latest Swedish FSA SREP.

Furthermore, from the same date, SEK began to hold additional capital of 1.0 percent of the total risk-weighted exposure amount in accordance with Pillar 2 guidance. The Pillar 2 guidance is not a binding requirement. SEK’s policy is to maintain own funds well in excess of both the regulatory minimum requirements under Pillar 1 and the supplementary capital requirements under Pillar 2.
The main contributing factor for the increase in SEK’s capital ratios as of December 31, 2025 compared with year-end 2024 was due to the implementation of the revised Basel III standards. See Note 25 to the Consolidated Financial Statements for further details on the capital adequacy and capital buffers of SEK.
Large exposures
The CRR also imposes restrictions on large exposures, which limit a bank’s concentration of credit risks. According to the CRR, a large exposure refers to an exposure to any counterparty or any group of interconnected clients that accounts for at least 10 percent of an institution’s Tier 1 capital, which effectively for SEK is the total of own funds.

As percentage of	2025	2024
Large exposures as percentage of the own funds	186.0	207.4
The aggregate amount of SEK’s large exposures as of December 31, 2025 consisted of exposures to 14 different counterparties, or counterparty groups.
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
The Swedish National Debt Office decided on a new resolution plan and updated the minimum requirement for own funds and eligible liabilities (MREL) for SEK in 2023, which was reconfirmed in 2025. The Swedish National Debt Office determined that it does not consider there to be grounds for managing SEK through resolution. The decision in 2023 entails a change to the Swedish National Debt Office’s earlier assessment and is the result of an in-depth review of how SEK should be managed in the event of a crisis. Furthermore, in December 2025, the Swedish National Debt Office waived the minimum requirement for own funds and eligible liabilities for SEK under the MREL framework. The Swedish National Debt Office reviews the above position of SEK on an annual basis, so it may be subject to change in the future.
C.   Organizational Structure
Some changes were made to the organizational structure of SEK during 2025. The “International Finance” function was restructured and became “Global Trade and Export Finance”. The two existing functions, “Client Relationship Management” and “Sustainability”, were combined into a single function named “Client Relationship Management and Sustainability”. The current CEO was appointed in 2021. The executive management team consist, in addition to the CEO, of 10 members. The functions represented in the executive management team are: the independent risk control function, the compliance function, the CFO function, the Client Relationship Management and Sustainability function, the Global Trade and Export Finance function, the Credit function, the Legal and Procurement function, the Strategy, Business Development and Communications function, the CIO function and the HR function. During 2025, SEK recruited a new CCO and a new CFO that assumed their roles in January 2025 and June 2025, respectively.

Risk Control, Compliance and Internal Audit
SEK maintains a risk control function and a compliance function which operate independently of the business areas. See also Note 29 to the Consolidated Financial Statements. In November 2011, upon the recommendation of the Audit Committee, SEK’s Board decided that the independent internal audit function would be outsourced to an external company from the beginning of 2012. SEK’s Board appointed KPMG to be responsible for the independent internal audit function and they commenced their assignment in January 2012. Their assignment was extended for the years 2013 through 2018. As of 2019, this assignment was transferred to another external party, Deloitte, and they maintained the assignment during 2025 and will continue in that capacity during 2026. In appointing an external party to perform the internal audit, SEK benefits from significant competence and experience in auditing SEK’s compliance with applicable regulations. The Executive Committee has overall responsibility to establish the internal rules for the internal control of the financial reporting and follow-up compliance with the internal control regulations.
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
For a discussion and analysis of SEK’s financial condition and operating results for the year ended December 31, 2024 and 2023, see Item 5 of SEK’s Form 20-F for the year ended December 31, 2024 filed with the SEC on February 26, 2025.
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

New credit and guarantee commitments
New credit and guarantee commitments refer to all new credits and guarantees accepted regardless of their maturity. Not all new credit and guarantee commitments are reported in the consolidated statement of financial position and consolidated statement of cash flows, but a certain portion are committed, undisbursed credits, see Note 23. The reported amounts of committed, undisbursed credits may change upon disbursement as they are reported in the statement of financial position, for example due to changes in exchange rates. Furthermore, committed credits do not necessarily result in a disbursement and thus a credit on the balance sheet. New credit and guarantee commitments are intended to provide the reader with a picture of the inflow of new business during the reporting period.

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

Overview of 2025
2025 has been a year of high business activity for SEK. Customer confidence remained high during the year, as reflected in the clear increase in new business. Long-term strategic investments have borne fruit, resulting in several major deals. A total of Skr 125.8 billion (2024: Skr 90.3 billion) in new credit and guarantee agreements were signed – one of the highest levels in SEK’s history. Although the number of customers decreased 2 percent during the year compared to year-end 2024, SEK welcomed 13 new customers during 2025.
The lending portfolio at year-end amounted to Skr 263 billion (2024: Skr 283 billion). Excluding the effect of the strengthened Swedish krona, the portfolio was largely unchanged. Sustainability-classified lending increased by Skr 2.9 billion compared to the previous year. Undisbursed loans at year-end 2025 amounted to Skr 82 billion (year-end 2024: Skr 57 billion), an increase reflecting the high volume of new credit agreements. These contracts have relatively long maturities and will be reported in the lending portfolio on the balance sheet when they are disbursed.
Net interest income amounted to Skr 2,719 million (2024: Skr 3,058 million) for the full year. The decrease compared to the previous year is explained by lower average short-term Swedish krona interest rates, as well as a stronger Swedish krona. Net profit for the year was Skr 1,183 million (2024: Skr 1,683 million) and return on equity for the full-year was 4.9 percent. The decrease in net profit was, in addition to lower net interest income, attributable to an increase in provisions for expected credit losses linked to a limited number of exposures during the fourth quarter of 2025.
SEK continued to be an active and valued player in the international capital markets during the year. Long-term borrowing amounted to Skr 94 billion (2024: Skr 53 billion), driven both by high business volume and longer borrowing maturities. The borrowing has been carried out in multiple currencies and with an increasingly broad investor base, in line with SEK's funding strategy.
The year was marked by increased geopolitical tensions, armed conflicts and elevated global trade tariffs. At the same time, central banks around the world continued to lower interest rates, and market expectations of an improved economic situation gradually increased during the year. The Swedish Riksbank also lowered its key interest rate, from 2.75 to 1.75 percent, and the economic outlook in Sweden also improved. According to SEK's December 2025 Export Credit Trends Survey, 44 percent of Swedish export companies expect an increase in order intake over the next twelve months, an increase from 35 percent in June 2025.
At the start of 2026, SEK entered the new year strongly capitalized and with high liquidity.
Operations
During the year, SEK signed agreements with 13 new customers, including in the renewable energy and healthcare sectors.
Significant business opportunities for Swedish exporters arise from the energy transition, driven by the need to address climate challenges. During the year, SEK participated in the financing of some of the first offshore wind power projects in Poland, Bałtyk 2 and Bałtyk 3. SEK also participated in the financing of a portion of Eastern Green Link 2, a high-voltage direct current project under the sea between Scotland and England. Due to the deteriorating global security environment, SEK also sees strong demand in the defense sector across several countries.

In addition to financing bigger projects, SEK participated in the extension of the IT consulting company Addnode's credit framework to Skr 3,700 million. The loan to Addnode is a clear example of how SEK can help support Swedish companies with international operations.
SEK's Export Credit Trends Survey, which measures the sentiment of the Swedish export industry, showed rising confidence in the future among Swedish export companies in December 2025. 44 percent of the companies indicated that they expect an increase in export order intake over the next twelve months, an increase from 35 percent i June 2025. This, together with the National Institute of Economic Research's (“NIER”) report, indicates that a potential turnaround in the Swedish economy may be on the way. When demand increases and corporate investments begin to pick up, the demand for loans from SEK also tends to increase.
In 2025, SEK continued to secure funding on the international capital markets, despite geopolitical unrest and occasionally high market volatility. As a result of a high volume of new lending transactions, coupled with a higher volume of borrowing maturities, the borrowing requirement in 2025 was higher than in the previous year. Borrowings with maturities over one year amounted to Skr 93.5 billion in 2025, compared to Skr 52.6 billion in the previous year.
As in previous years, SEK's borrowing was largely based on public issuances in USD and EUR. SEK also carried out major public transactions in GBP and AUD, among others. During the fourth quarter, a four-year transaction in USD SOFR was carried out. Through liquid transactions across several currencies, SEK is able to satisfy its lending needs while at the same time ensuring stable and cost-effective financing from a diversified investor base. In the Swedish market, SEK borrowed Skr 12 billion (2024: Skr 6 billion) during the year, of which Skr 3 billion (2024: Skr 6 billion) consisted of green borrowings.
Assets and Business Volume

	As of December 31,
Skr bn	2025	2024	Changes in percent
Total Assets	350.0	368.1	-5%
Liquidity Investments	65.0	62.2	4%
Loans outstanding and disbursed	262.7	283.4	-7%
Percentage in the CIRR-system	33%	36%
Total assets decreased by 5 percent compared to the end of 2024, as a result of a decreased lending portfolio, offset by an increased volume of liquidity investments. During the year, the Swedish krona strengthened, including against the U.S. dollar, driving the decrease in the total lending portfolio.
New credit and guarantee commitments (offers accepted)

	As of December 31,
Skr billion	2025	2024
Commitments to Swedish exporters	45.1	40.7
of which CIRR-system	—	—
Commitments to exporters' customers	80.8	49.7
of which CIRR-system	10.1	16.2
Total	125.8	90.3

SEK achieved new credit and guarantee commitments of Skr 126 billion for the full year 2025, which is an increase compared to the historical average. New commitments to Swedish exporters’ customers was high during the year, but demand for loans under the state supported CIRR-system was down year-on-year.

Binding offers outstanding of lending

	As of December 31,
Skr bn	2025	2024
Volume of binding offers outstanding	—	—
CIRR loans as percentage of volume of binding offers outstanding	—	—
Commitments of undisbursed loans amounted to Skr 81.6 billion in 2025 (year-end 2024: Skr 56.9 billion).
Counterparty Risk Exposures
SEK’s total net exposures after risk mitigation, which include undisbursed loans, amounted to Skr 426.9 billion on December 31, 2025 (year-end 2024: Skr 420.5 billion). Credit exposures have mainly increased in relation to corporates.
Total counterparty exposure

	As of December 31,
Counterparty Risk Exposures in Skr bn	2025	2024
Central governments	216.8	197.6
Regional governments	11.4	18.7
Multilateral development banks	5.1	7.0
Public sector entity	—	1.0
Financial institutions	32.2	34.1
Corporates	161.3	162.1
Equity exposures	—	0.0
Total counterparty exposure	426.9	420.5
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

Results of Operations
Net interest income

Skr bn, average	2025	2024	%
Total loans	273.1	283.4	-4%
Liquidity investments	63.6	59.4	7%
Interest-bearing assets	341.2	349.9	-2%
Interest-bearing liabilities	314.8	321.4	-2%
Net interest income amounted to Skr 2,719 million (2024: Skr 3,058 million), representing a decrease of 11 percent compared to the previous year. A large portion of the decrease is explained by lower average short-term interest rates in the Swedish krona, with a stronger Swedish krona also being a contributing factor.
Commission earned and commission incurred
Commission earned and commission incurred amounted to Skr -39 million (2024: Skr -46 million). Commission earned amounted to Skr 9 million (2024: Skr 6 million). Commission incurred amounted to Skr -48 million (2024: Skr -52 million).
Net results of financial transactions
Net results of financial transactions amounted to Skr 18 million (2024: Skr -40 million). The results were primarily attributable to realized value changes.
Operating expenses

Skr mn	2025	2024	%
Personnel expenses	-475	-445	7%
Other administrative expenses	-239	-229	4%
Depreciation and impairment of non-financial assets	-64	-84	-24%
Total Operating expenses	-778	-758	3%
Operating expenses increased 3 percent compared to the previous year. The increase was primarily attributable to increased personnel expenses, as a result of new recruitment.
Depreciation and impairment of non-financial assets
Depreciation and impairment of non-financial assets amounted to Skr -64 million (2024: Skr -84 million), which was a decrease of 24 percent compared to the previous year.
Net credit losses
Net credit losses amounted to Skr -429 million (2024: Skr -93 million). The increase in net credit losses for the year were mainly attributable to increased provisions for expected credit losses in stage 2 and stage 3 related to a limited number of exposures. SEK assesses that the credit quality of its lending portfolio remains high. During the year, SEK established losses amounting to Skr -100 million attributable to exposures that had previously been mostly reserved.
Loss allowances as of December 31, 2025 amounted to Skr -807 million compared to Skr -526 million as of December 31, 2024, of which exposures in stage 3 amounted to Skr -359 million (year-end 2024: Skr -386 million). The provision ratio amounted to 0.23 percent (year-end 2024: 0.15 percent).

Taxes
Tax costs amounted to Skr -309 millions (2024: Skr -438 million), of which Skr -307 million (2024: Skr -436 million) consisted of current tax and Skr -2 million (2024: Skr -2 million) consisted of deferred tax. The effective tax rate amounted to 20.7 percent (2024: 20.7 percent), compared to the nominal tax rate for 2025 of 20.6 percent (2024: 20.6 percent).
Operating and net profit
Operating profit amounted to Skr 1,491 million (2024: Skr 2,121 million). Net profit amounted to Skr 1,183 million (2024: Skr 1,683 million). The decrease in net profit compared to the previous year was primarily due to lower net interest income, but also increased provisions for expected credit losses.
Other comprehensive income

Skr mn	2025	2024
Items to be reclassified to operating profit	3	56
of which derivatives in cash flow hedges	3	56
Items not to be reclassified to operating profit	7	311
of which own credit risk	17	320
of which revaluation of defined benefit plans	-10	-9
Other comprehensive income before tax	10	367
Other comprehensive income before tax amounted to Skr 10 (2024: Skr 367 million). This result was mainly attributable to a positive result obtained from changes in own credit risk, offset by a negative result from revaluation of defined benefit plans. The positive result last year was attributable to changes in own credit risk and gains from derivatives used in cash flow hedging.
B.    Liquidity and Capital Resources
SEK adjusted its financing strategy for commercial credit commitments during the second quarter of 2025. Previously, SEK secured funding for all credit commitments, including for committed, undisbursed credits. The adjustment in the financing strategy means that funding is secured for all outstanding credits and for at least the next two years for commercial committed, undisbursed credits. The financing strategy for the CIRR-system is unchanged. For CIRR loans, which SEK manages on behalf of the Swedish State, the Company counts its credit facility of Skr 175 billion with the Swedish National Debt Office, as available funds of which Skr 14 billion can be used for commercial export financing. SEK continues to have a high level of liquid assets. The aggregate volume of available funds and equity exceeded the aggregate volume of loans outstanding and committed undisbursed CIRR-loans at all maturities. See the section titled “Liquidity risk and refinancing risk” in Note 26 to the Consolidated Financial Statements and the liquidity risk discussion in Note 29 to the Consolidated Financial Statements.
Borrowing

Skr bn	2025	2024
New borrowing	93.5	52.6
Repurchase of own debt	3.1	0.7
Early redemption of borrowing	4.1	6.7
Through liquid transactions across several currencies, SEK is able to satisfy its lending needs while at the same time ensuring stable and cost-effective financing from a diversified investor base. In 2025, SEK continued to secure funding on the international capital markets, despite geopolitical unrest and occasionally high market volatility. Borrowings with maturities of more than one year amounted to Skr 94 billion compared to Skr 53 billion in 2024.

As in previous years, SEK's borrowing was largely based on public issuances in USD and EUR. SEK also carried out major public transactions in GBP and AUD, among others. SEK strives to achieve broad geographical distribution of its borrowing. In 2025, 62 percent of all bonds issued were sold to investors in Europe, the Middle East and Africa, 27 percent to North and South America, and 11 percent to Asia, Australia and the rest of the world. In 2025, SEK raised total borrowings of Skr 12 billion in the Swedish market, up from Skr 6.1 billion in 2024.

The Group has adequate resources to continue for a period of at least 12 months from the date of approval of the financial statements.
Debt Maturities
The following table illustrates SEK’s debt maturity profile for different types of senior and subordinated debt. Repayments are assumed to occur on the maturity date and reflect nominal amounts.

Skr million	2026	2027	2028	2029	2030	Thereafter	Total
Senior debt
of which fixed-rate	98,250	43,081	43,141	12,862	29,993	15,252	242,579
of which variable-rate	15,583	17,132	3,479	4,607	—	—	40,801
of which formula-based	5,021	129	3,852	1,589	236	10,425	21,252

Subordinated debt
of which fixed rate	—	—	—	—	—	—	—
of which variable rate	—	—	—	—	—	—	—
Total debt	118,854	60,342	50,472	19,058	30,229	25,677	304,632
Senior Debt by Category:
The following table illustrates our outstanding senior debt by category.

	As of December 31,
Skr million	2025	2024
Fixed-rate(A)	242,579	270,993
Variable-rate(A)	40,801	27,547
Formula-based(A)	21,252	26,455
of which interest rate-linked	18,179	22,373
of which currency-linked	2,976	3,902
of which equity-linked	—	55
of which commodity-linked	97	125
Total senior debt	304,632	324,995
(A) As of December 31, 2025 the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were 0 percent to 10 percent (2024: 0 percent to 10 percent) per annum respectively. The wide range of interest rates reflects the fact that the debt is issued in many different currencies and with different maturities.

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
The outstanding volume of debt with remaining maturities of one year or less increased during 2025. At December 31, 2025, outstanding debt with remaining maturities of one year or less amounted to Skr 119 billion, compared with Skr 171 billion at December 31, 2024.
C.    Research and Development, Patents and Licenses
In the ordinary course of business, the Group develops new products and services across each of its business lines.
D.    Trend Information
SEK’s future development is based on a number of factors, some of which are difficult to predict and generally beyond the Company’s control. Material factors for 2025 are presented below:
•In 2025, heightened geopolitical tensions, ongoing armed conflicts and elevated global trade tariffs negatively affected the business environment for many Swedish companies. At the same time, central banks around the world continued to lower interest rates, and market expectations of an improving economic outlook gradually strengthened over the course of the year. The Swedish Riksbank also reduced its key policy rate, and the economic outlook in Sweden also improved. A potential turnaround in the Swedish economy implies rising demand and a recovery in corporate investment. As this materializes, the demand for loans from SEK also tends to increase.
•In many countries, transitional work is in progress to adjust to a sustainable future based on the United Nation’s 17 Sustainable Development Goals (SDGs). Investments are being directed to the development of new technology, infrastructure, and renewable energy solutions. Swedish companies have often been at the forefront of the development of sustainable solutions. The shift towards technologies with a lower carbon footprint is thereby creating opportunities for Swedish companies to export and contribute to the transition outside of Sweden’s borders. The climate transition requires capital and the investment horizon is often very long. SEK is one of the players contributing with financing to investments both in Sweden and internationally where product offerings from Swedish companies form part of the solution. There is a significant need for transition in sectors such as transportation and energy, sustainable urban development, and fossil-free energy production. Over the course of the year, SEK continued its focus on financing this transition in Sweden and internationally.
•During 2025, SEK has continued its work together with other export promotion agencies on the Swedish government’s Team Sweden initiative to support and promote Swedish exports and the Swedish export credit system.
•At year-end 2025, lending that was sustainability classified, as per SEK’s definition, amounted to Skr 56.3 billion (2024: Skr 53.4 billion).
For additional information on the trends affecting SEK and the risks it faces, see the discussions elsewhere in this Item 5 (including under “Assets and Business Volume” above), the “Risk Factors” in Item 3 and under “Risk development 2025” in Note 29.

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

A.Directors and Senior Management
Board of Directors and Executive Officers*

Name	Age	Position
Lennart Jacobsen	59	Chairman of the Board and Director
Håkan Berg	70	Director
Paula da Silva	65	Director
Reinhold Geijer	72	Director
Erik Mattsson	44	Director
Katarina Ljungqvist	60	Director
Carl Mellander	61	Director
Eva Nilsagård	61	Director
Magnus Montan	53	Chief Executive Officer
Karl Johan Bernerfalk	53	General Counsel, Head of Legal and Procurement
Mattias Hasselbo	47	Chief Credit Officer[1]
Jens Hedar	51	Head of Global Trade and Export Finance
Jan Hoppe	44	Chief Risk Officer
Tobias Hornberger	51	Chief Financial Officer[2]
Jenny Lilja Lagercrantz	53	Head of Human Resources
Tomas Nygård	56	Chief Information Officer
Susanna Rystedt	61	Head of Strategy, Business Development and Communication
Maria Simonson	50	Head of Client Relationship Management and Sustainability
Anna-Lena Söderlund	64	Head of Compliance
1 Effective February 1, 2025. 2 Effective June 16, 2025. * All of the Group's Directors and Senior Management are located in Sweden.
A1.    The Board
Mr. Jacobsen was appointed director in March 2021, and Chairman of the board of directors in March 2022. He is currently Chairman of the board of directors of Resurs Bank AB and Playground Group AB. He is also a member of the board of directors of Swedbank Robur Fonder AB and Oryx Holding AB. He has previously served as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking at Nordea Bank AB and CEO Nordics of GE Capital Global Banking.
Mr. Berg was appointed director in March 2022. He currently serves as a board member of AK Nordic AB and Resurs Bank AB and he is the founder and Chairman of the board of directors of Montaro AB. He has previously served as a member of the board of directors of ICA Banken AB and as a member of Swedbank’s Group Executive Committee. He has also held the positions of Head of Stockholm Region, Deputy of Retail Banking, Head of Baltic Banking, Chief Audit Executive and Group Chief Risk Officer at Swedbank.
Ms. da Silva was appointed director in March 2022. She has previously served as CEO for P27 Nordic Payments Platform AB and as CEO for SEB Strategic Investments, as Global Head of Transaction Banking at Skandinaviska Enskilda Banken (“SEB”) and has also held several leading positions for SEB in Latin America and the United States.
Mr. Geijer was appointed director in March 2017. He is currently a member of the board of directors of BTS Group AB and Livförsäkringsaktiebolaget Skandia ömsesidigt. He has previously served as member of the board of directors of Eterna Invest AB with associated companies and as CEO for The Royal Bank of Scotland, Nordic Branch, Nordisk Renting AB and Föreningssparbanken (Swedbank) and as Executive Vice President at Telia AB. He has also previously worked at Ericsson Radio Systems AB, SSAB Swedish Steel and Weyerhaeuser Integrated Forest Company, United States.

Mr. Mattsson was appointed director in March 2025. He is currently Investment Director and senior advisor at the Ministry of Finance. He is currently also a member of the board of directors of Akademiska Hus, Almi and of Apoteket AB.
Ms. Ljungqvist was appointed director in March 2022. She is currently the CEO of Kommuninvest AB. She is currently also a member of the board of directors of Ernströmgruppen AB and Hufvudstaden AB and of Svenska Mässan Stiftelse and a member of Svenska Mässans Stiftelse’s Supervisory Council. She has previously worked as CEO of Kommuninvest AB and Kommuninvest Ekonomisk förening and Head of the division Handelsbanken Digital and Head of Business Development Sweden and Executive Vice President and Head of Regional Bank Western Sweden Handelsbanken.
Mr. Mellander was appointed director in March 2024. He is currently a member of the board of directors of Görnskär Gruppen AB, Tobii AB (publ), MilDef Group AB and of Dustin Group AB. Additionally, he is a member of the Save the Children’s Financing and Partnership Council and advisory board member of Stockholm School of Economics’ Accounting and Financial Management Center of Excellence. He has previously served as CFO, member of the executive leadership team and Group Treasurer of Ericsson, and has held various senior finance roles at Ericsson. He has also served as CFO for a telecom operator in Africa, CFO for a business unit within Saab and Department Director at BITS.
Ms. Nilsagård was appointed director in April 2018. She is the founder and CEO of Nilsagård consulting AB. She serves as Chairman of the board of directors of Spermosens AB. She is also director and Chairman of the audit committees of AddLife AB, Bufab AB, Xbrane Biopharma AB, Hansa Biopharma AB, Nimbus Group AB and Ernströmgruppen AB. She has previously served as the Chairman of the board of directors of Diagonal Bio AB and as the CFO for Plastal Industri AB, SVP Strategy & Business development Volvo Trucks (EMEA), Vitrolife and VP Finance & IT Volvo Penta, as director and Chairman of the audit committee of Nanexa AB and Silex Microsystems AB and has held other senior positions within finance and business development at Volvo, AstraZeneca Group and SKF.
A2.    Management – Executive Officers
Mr. Montan has been Chief Executive Officer since 2021. He also currently holds a position as the Founding Partner at RRM Capital since January 2020. He has held several positions within Nordea between 2014 and 2019; Nordic Head of Business Banking (2016-2019) and Nordic Head of Commercial & Business Banking Strategy & Development (2014-2016). Prior to that he held several positions within HSBC in Europe, Asia and Latin America between 1996 and 2014; Managing Director & Regional Head of Global Trade & Receivables Finance, Latin America (2012-2014), Director & Head of International Business & COO, China (2009-2012), Director & Head of International Business Strategy, Asia Pacific (2008-2009), Director & Head of Multinational Companies, South Korea (2005-2007), Associate Director & Financing & Risk Advisory, Asia Pacific (2004-2005), Relationship Executive Debt Recovery & Restructuring, Asia Pacific (2002-2004), Chief Operating Officer, Uruguay (2001-2002), Relationship Manager Corporate Banking, Brazil (1999-2001) and International Manager Trainee Program (1996-1999). In addition, Mr. Montan holds and has held the following positions of trust; member of the board of directors of Majblomman (a Swedish nationwide charity) (2020-2024), member of the board of directors of Nordea Hypotek (the Nordea mortgage company) (2019-2022), Assets & Liabilities Committee (ALCO), Nordea Group (2015-2019), Business Ethics & Values Committee (BEVC), Nordea Group (2015-2019), Risk Committee (RICO), Nordea Group (2015-2017) and International Branches Board, Nordea Group (2015-2019).
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
Mr. Hedar has been Head of Global Trade and Export Finance since March 2025. Previously he held several positions within SEK, including acting Chief Financial Officer from April 2024 to February 2025, Head of Client Relationship Management from 2021-2024, Head of Large Corporates from 2018-2021, and Senior Director and Head of Large Corporates, Director, Senior Client Executive and Senior Manager of the Financial Advisory business from 2007-2018. Prior to that he served in various capacities in Boliden Mineral AB, Outokumpu Oyj and AvestaPolarit AB.

Mr. Hoppe has been Chief Risk Officer since January 2023. He has previously held several positions within the Nordea Group, such as Chief Risk Officer at Nordea Hypotek (the Nordea mortgage company) since 2020 and, prior thereto, he held various positions with responsibility for the credit risk framework, pricing models and allocation of economic capital.
Mr. Hornberger has been Chief Financial Officer since June 2025. Previously he was Head of Group Financial Management in Group Finance at Nordea Bank Abp from 2015-2025 and Head of Group Reporting & Analysis, Group Strategy & Business Control from 2014-2015. Prior to that he served as a Senior Investment Analyst, Financial Institutions, at Handelsbanken Asset Management from 2005-2014. From 1999-2005, he held a position as Financial Analyst within Equity Research at Öhman Fondkommission.
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
Ms. Simonson has been Head of Client Relationship Management and Sustainability since March 2025. Previously she was acting Head of Client Relationship Management between April 2024 and February 2025 and Head of Sustainability between April 2022 and February 2025. She previously held several positions at Danske Bank Group beginning in 2001, such as Head of Group Sustainability from 2019-2022 and Head of Societal Impact & Sustainability SE from 2017-2019. Prior to that she served in various capacities within Danske Bank Sweden Branch, including in the debt origination group within structured loans.
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
B.Compensation

Remuneration, Skr mn	2025	2024	2023
Aggregate remuneration of all directors and executive officers as a group[1]	33.6	39.0	34.3
Chairman of the Board	0.7	0.7	0.6
Each director[2]	0.0-0.4	0.0-0.4	0.0-0.4
CEO[3]	6.3	6.0	5.7
Other executive officers of the Parent Company[4]	24.2	30.2	26.2
Pension plan with an insurance company on behalf of all executive officers	9.2	9.3	9.1
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
The Board’s work follows its rules of procedure and the Board’s rules of procedure are adopted each year at the statutory Board meeting. The Board met on 11 occasions in 2025. The CEO attends all Board meetings except those addressing matters in which there is a conflict of interest, such as when evaluating the CEO’s work or determining the CEO’s compensation.
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
Appointing the Board and Auditors
The nomination procedure for Board members complies with the State’s ownership policy and was during 2025 conducted and coordinated by the Division for State-owned enterprises at the Swedish Ministry of Finance. For each enterprise, the expertise required is analyzed on the basis of the enterprise’s operations, situation and future challenges, board composition and board evaluations performed by the Ministry of Finance. As part of its work in the board nomination process, the Government Offices also conducts its own ongoing evaluation of the boards of all State-owned enterprises. Any recruitment need is then determined, and recruitment work is begun. The State’s ownership policy sets out that the government seeks to achieve an even gender balance and the target is a minimum of 40 percent board representation for both women and men. Boards with six to eight directors elected by the general meeting of shareholders must include at least three persons of each gender. Directors are to be selected from a broad recruitment base with the aim of utilizing the expertise of women and men, as well as of individuals with various backgrounds and experience. Discrimination associated with gender, transgender identity or expression, ethnic affiliation, religion or other belief, disability, sexual orientation preference or age is prohibited.

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
The 2025 Annual General Meeting elected Öhrlings PricewaterhouseCoopers AB as auditor of the Company, with auditor authorized public accountant Peter Sott as principal auditor.
Policy documents
In 2025, SEK’s Board and committees adopted the following policies and instructions:
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
Code of Conduct for Suppliers
Board’s work during the year
SEK operated during the year in an uncertain global environment characterized by volatile markets. Against this backdrop, the Board focused on monitoring the impact of these conditions on SEK, including how risks are managed and how opportunities for new businesses may arise in such a market environment. During this year’s strategy days, the Board discussed whether the Company's long-term strategy needs to change in light of lessons learned from the global situation and its impact on markets and customer demand and concluded that it continues to stand up well. The implementation of the business plan has been followed up regularly, but in 2025 the Board focused more closely on how SEK approaches business generation and governance. Major investment decisions are made by the Board and in 2025 it approved new investments, including enhanced system support for credit analysis and increased capabilities within borrowing. The Board also followed up on the implementation of previously approved decisions, including the implementation of the DORA regulation and system support for regulatory reporting.
On several occasions during the year, the Board participated in training initiatives organized by the Company as well as with external providers.
In November, the annual Board trip was carried out, which included customer visits in Värmland, Närke and Västmanland.
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
Credit Committee
Katarina Ljungqvist (Chairman), Paula da Silva, Reinhold Geijer and Lennart Jacobsen.
•Ensure the Board’s involvement in decision-making regarding credit risks.
•Prepare matters relating to credits and credit decisions that are of fundamental or otherwise significant importance to the Company, and also to make decisions regarding credits in accordance with the delegation rules determined by the Board, where sustainability aspects are implicated.
Finance and Risk Committee
Håkan Berg (Chairman), Paula da Silva and Erik Mattsson.
Ensure that the Company can identify, measure, manage, report internally and control the risks to which it is or can be expected to be exposed.
•Prepare matters pertaining to general policies, strategies and risk appetite in all risk and capital-related issues where sustainability risk is a component, as well as regarding overall issues concerning the Company’s financial operations. Set limits for such risk and capital-related matters that the Board delegates to the Committee to determine, and to establish measurement methods and limits concerning market and liquidity risk, in addition to models for valuing financial instruments.
Remuneration Committee
Lennart Jacobsen (Chairman), Reinhold Geijer, and Carl Mellander.
•Prepare matters relating to employment terms and conditions, salaries, pensions and other benefits for the CEO and the executive management, and general issues relating to salaries, pensions, and other benefits.
•Prepare proposals regarding the remuneration policy for decision by the Board.
•Prepare proposals on salaries for other individuals in management positions for whom the Board determines the terms of remuneration.
•Evaluate compliance with the Annual General Meeting’s resolutions on remuneration.
Audit Committee
Eva Nilsagård (Chairman), Håkan Berg and Carl Mellander.
•Monitor the Company’s financial reporting and submit recommendations and proposals aimed at assuring the reliability of the Company’s reporting.

•Monitor the efficiency of the Company’s internal control, internal audit and risk management in terms of the financial reporting.
•Evaluate the audit process and inform the Board of the results and, through the Chairman of the Board, inform the Company’s owner about the results of the evaluation.
•Keep informed about the audit of the annual accounts and the consolidated financial statements, as well as the conclusions of the Supervisory Board of Public Accountants’ quality control.
•Assist in the preparation of proposals regarding the selection of auditors for resolution by the Annual General Meeting.
Attendance at Board and committee meetings in 2025

	Total	Board of Directors	Remuneration Committee	Finance and Risk Committee	Credit Committee	Audit Committee
Number of meetings	47	11	5	8	16	7
Lennart Jacobsen	31	11	5	—	15	—
Håkan Berg	26	11	—	8	—	7
Paula da Silva	35	11	—	8	16	—
Reinhold Geijer[1]	32	11	5	—	16	—
Hanna Lagercrantz[2]	7	4	2	1	—	—
Katarina Ljungqvist[3]	26	11	—	—	15	—
Erik Mattsson[4]	11	6	—	5	—	—
Carl Mellander[5]	20	10	3	—	—	7
Eva Nilsagård	16	9	—	—	—	7
1 Reinhold Geijer resigned as chairman of the Credit Committee on March 25, 2025.
2 Hanna Lagercrantz stepped down from the Board of Directors, the Finance and Risk Committee and the Remuneration Committee on March 25, 2025.
3 Katarina Ljungqvist was elected as chairman of the Credit Committee on March 25, 2025.
4 Erik Mattsson was elected as a member of the Board of Directors and as a member of the Finance and Risk Committee on March 25, 2025.
5 Carl Mellander was elected as a member of the Audit Committee on March 25, 2025.

D.    Employees

	2025	2024	2023
Average employees	301	288	273
of which female	142	133	131
of which male	159	155	142
Employees at year-end	317	307	283
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of December 31, 2025, the total number of shares outstanding was 3,990,000. Since June 30, 2003, the Swedish State has been the sole (100 percent) owner of SEK. The State owns all of the Company’s shares.
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
B.    Related party transactions
SEK defines related parties for the Consolidated Group as:
•the shareholder, i.e., the Swedish State;
•companies and organizations that are controlled through a common owner, the Swedish State;
•subsidiaries;
•key management personnel; and
•other related parties.

The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish National Debt Office and the Swedish Export Credits Guarantee Board, EKN, 38 percent (year-end 2024: 43 percent) of the Company’s outstanding loans on December 31, 2025, were guaranteed by the Swedish State. The remuneration to EKN for the guarantees paid by SEK during 2025 amounted to Skr 6 million (2024: Skr 30 million). SEK administers, for compensation, the CIRR-system and the State’s related concessionary credit program, see Note 1(e) and Note 24 to the Consolidated Financial Statements.
SEK has a Skr 150 billion (2024: Skr 150 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 138 billion (2024: Skr 138 billion), and for commercial export financing up to Skr 12 billion (2024: Skr 12 billion). In December 31, 2025, the credit facility was set at Skr 175 billion for 2026, of which Skr 14 billion can be used for commercial export financing.
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
Key management personnel include the following persons:
•Members of the Board
•The President and CEO
•Other members of the executive management
For information about remuneration and other benefits to key management personnel, see Note 5 to the Consolidated Financial Statements.
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

	In relation to the respective years
	2025	2024	2023
Dividend	Skr 473 mn	Skr 1,673 mn	Skr 248 mn
- of which per share	Skr 118.58	Skr 419.29	Skr 62.24
For additional details regarding equity, see the Consolidated Statement of Equity.
B.    Significant Changes
Except as otherwise disclosed in this report, there has been no significant change in SEK’s financial position since December 31, 2025.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
Not applicable.
B.    Plan of Distribution
Not applicable.
C.    Markets
The Parent Company’s shares, all of which are owned by the Swedish State, are not listed on any exchange in Sweden or outside Sweden.
Certain global issues of SEK’s U.S. Medium Term Notes are listed on European exchanges.

As of December 31, 2025
Notes listed on European exchanges of which:	4.459% Global Notes due February 13, 2026
-Listed on the Irish Stock Exchange, Euronext Dublin	Floating Rate Global Notes due August 3, 2026
4.875% Global Notes due September 14, 2026
2.250% Global Notes due March 22, 2027
Floating Rate Global Notes due May 5, 2027
3.875% Global Notes due August 4, 2027
3.750% Global Notes due September 13, 2027
3.750% Global Notes due May 8, 2028
4.125% Global Notes due June 14, 2028
4.250% Global Notes due February 1, 2029
Floating Rate Global Notes due November 21, 2029
3.750% Global Notes due July 29, 2030 and
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
Swedish law provides that, in matters other than elections, resolutions are passed by a simple majority of the votes cast, except that (among other exceptions):
•a resolution to amend the Articles of Association (except as described in the following paragraphs) requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;
•a resolution to amend the Articles of Association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present or represented at the meeting and representing at least nine-tenths of all shares issued; and
•a resolution to amend the Articles of Association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.
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
1.agreements between such director and the Parent Company;
2.agreements between the Parent Company and third parties, where such director has a material interest in the matter that may conflict with the interests of the Parent Company; or
3.agreements between the Parent Company and a legal entity that such director himself, or together with someone else, may represent.
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
C.    Material Contracts
The Parent Company is a party to various contracts in the ordinary course of business. For the two years immediately preceding publication of this annual report, there have been no material contracts entered into outside the ordinary course of business.
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
F.    Dividends and Paying Agents
Not applicable.
G.    Statements by Experts
Not applicable.
H.    Documents on Display
The Parent Company files reports and other information electronically with the SEC. For a fee, members of the public may request copies of these documents by writing to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.
I.    Subsidiary Information
See Note 1 to the Consolidated Financial Statements.
J.    Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
SEK is exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact the results, capital or value in an adverse manner due to changes in the financial markets, such as movements in interest rates, foreign exchange rates, basis spreads or credit spreads. SEK uses a range of different quantitative models for measuring market risk, including analyses of the effects of specific shifts in individual and groups of risk factors, Value-at-Risk (VaR) models under both normal as well as stressed scenarios, and firm-wide stress tests. Although VaR is a valuable risk metric it is used with awareness of its limitations which are mitigated with complementary measures. For example, the use of historical data as a proxy for estimating future market moves may not encompass all potential market events, particularly those that are extreme in nature. The stressed VaR-model (sVaR) measures the short-term impact on capital from a severe financial stress scenario, which may not fully capture the risk level of future stressed periods. Furthermore, the use of a 1-day holding period for risk management purposes of SEK’s portfolio is only an indication of exposure and does not represent the time required to hedge or liquidate positions. In addition, the use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence. These limitations are addressed by conducting analyses of extreme but plausible stress scenarios, including reverse stress tests focused on SEK’s material market risk drivers.

For more information about Quantitative and Qualitative Disclosures about market risk, see Note 26 and Note 29 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Management, including the CEO and the CFO have evaluated the effectiveness of SEK’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2025. The Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Parent Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is compiled with and communicated to the Parent Company’s management, including the CEO and the CFO as appropriate to allow timely decisions regarding required disclosure.
Based upon that evaluation, management, including the CEO and the CFO concluded that the Group’s internal control over financial reporting described in the Management’s Report on Internal Control over Financial Reporting below, and the Group’s disclosure controls and procedures were effective as of December 31, 2025.
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
Management, including the CEO and the CFO assessed the effectiveness of SEK’s internal control over financial reporting as of December 31, 2025, based on criteria set forth in “Internal Control — Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, and using the information contained in the Interpretive Release No.33–8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” issued by the U.S. Securities and Exchange Commission. Management concluded that, as of December 31, 2025, SEK’s internal control over financial reporting was effective based on these criteria.
C.    Attestation Report of the Registered Public Accounting Firm
Because SEK is a “non-accelerated filer,” this annual report is not required to include an attestation report of the SEK’s registered public accounting firm regarding internal control over financial reporting.

D.    Changes in Internal Control over Financial Reporting
There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, SEK’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Audit Committee of the Parent Company’s Board was established in January 2008. This committee, whose members are Eva Nilsagård (Chairman) (as of March 26, 2020), Håkan Berg (as of March 24, 2022), and Carl Mellander (as of March 25, 2025), has a mandate to, among other things, supervise the Group’s financial reporting and review the work of its independent auditors. While the members of the Audit Committee have varying degrees of financial and accounting experience, the committee has not concluded that any of its members is an “audit committee financial expert” within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.
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
ITEM 16B. CODE OF ETHICS
The Group has ethical guidelines (the “Code of Conduct”) in place that apply to all employees including all executive officers. The guidelines are consistent with, and in some respects more restrictive than, applicable Swedish regulations. The ethical guidelines are designed to deter wrongdoing and promote:
•honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships; and
•compliance with applicable governmental laws, rules and regulations.
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
The Code of Conduct is available on SEK’s website, https://www.sek.se/en/about-sek/corporate-governance/code-of-conduct/. Information available on or accessible through SEK’s website is not incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth, for the years ending December 31, 2025 and 2024, the fees billed from the Parent Company’s independent auditors, Öhrlings PricewaterhouseCoopers AB.

Skr mn	2025	2024
Öhrlings PricewaterhouseCoopers AB
Audit fees[1]	-10	-10
Audit related fees[2]	—	—
Tax related fees[3]	0	—
Other fees[4]	-3	-3
Total	-13	-13

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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
The Group has adopted rules relating to transactions in financial instruments governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees (the “Insider Trading Policy”) that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Group. The Insider Trading Policy is part of the Group’s HR Instruction. An excerpt from the Group’s HR Instruction constituting the Insider Trading Policy was filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed by the Company on February 26, 2025 and is incorporated herein by reference.
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
SEK’s business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats. However, we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. Cybersecurity risk management is integrated into SEK’s overall risk management procedures and is part of information and communication technology (ICT) and information security risk management.

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

The CIO-team collectively possesses significant experience gained via previous IT management and cybersecurity-related roles within banking, insurance, and other industries and relevant education. They are supported by a dedicated IT security department comprised of specialists across various operational security domains such as information security, security architecture, operational security and physical security. The members of the IT security department hold cybersecurity certifications that are kept relevant by attending dedicated training and specialist conferences.
SEK’s Board, its management and other employees undergo cybersecurity training and simulations on a regular basis. In addition, SEK utilizes a structured security training methodology in conformity with the International Organization for Standardizations (ISO) 27001 standard, with appropriate adjustments and adaptations made to complement SEK’s business.
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
The second line of defense consists of the independent risk control and compliance functions. Responsibilities include independent identification, quantification, monitoring and control and reporting of cybersecurity risks, ensuring that cybersecurity risks are part of the risk management framework and internal control framework and that the Company complies with such frameworks and reports to the Board.
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
In addition, SEK has rules and procedures associated with the procurement of new systems, services or third party vendors. The procurement process covers everything from analyzing potential vendors to concluding an agreement. To ensure that risks related to third parties are identified and handled, the procurement process includes assessments and risk evaluations pertinent to cybersecurity. Furthermore, SEK continuously monitors and evaluates third-party vendors over the duration of their involvement, verifying compliance with cybersecurity controls aligned with SEK’s policies. SEK manages third-party risks in accordance with the Digital Operational Resilience Act (DORA). Accordingly, SEK has strengthened its assessment and continuous monitoring of risks related to ICT third-party service providers to ensure full regulatory compliance and supply chain resilience.
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

2.8
Fiscal Agency Agreement dated April 2, 2025 relating to an unlimited aggregate principal amount of debt securities authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.9
Deed of Covenant dated April 2, 2025 relating to an unlimited aggregate principal amount of securities of SEK authorized to be issued under the Company’s Unlimited Programme for the Continuous Issuance of Debt Instruments.*

2.10
ASX Austraclear Registry and IPA Services Agreement dated February 29, 2016, as amended on February 15, 2023, relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issue Programme (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (001-08382) for the year ended December 31, 2022, filed by the Company on February 28, 2023 and incorporated herein by reference).

2.11
Third Note Deed Poll dated 29 February, 2016 relating to an unlimited principal amount of debt securities authorized to be issued under the Company’s Australian Dollar Debt Issuance Program (filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F (No. 001-08382) for the year ended December 31, 2017, filed by the Company on February 26, 2018 and incorporated herein by reference).

11.1
Insider Trading Policy (English translation) (filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F (001-08382) for the year ended December 31, 2024, filed by the Company on February 26, 2025 and incorporated herein by reference).

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

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) and its subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Valuation of Certain Level 3 Financial Instruments

As described in Notes 1 and 13 to the consolidated financial statements, the Company carries financial instruments at fair value, which includes Skr 2.6 billion of liabilities classified in Level 3 of the fair value hierarchy as one or more inputs to the financial instrument’s valuation technique are significant and unobservable. The Company utilized an internally established model and unobservable inputs to estimate the fair value of the level 3 financial instruments. As disclosed by management, the unobservable parameters included in the model for assessing fair value are associated with subjectivity and uncertainty.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of these financial instruments, including controls over the Company’s model validation and governance. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of fair value for a sample of these certain financial instruments and comparison of management’s estimate to the independently developed estimate of fair value. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating the reasonableness of management’s assumptions, methodologies, and models used by the Company.

Loss allowance on loans

As described in Notes 1 and 9 to the consolidated financial statements, the loss allowance on loans represents the expected credit losses in relation to the Company’s credit exposures. As of December 31, 2025, the loss allowance on loans was Skr 807 million, on total loans before expected credit losses of Skr 264 billion. As disclosed by management, the loss allowance or expected credit losses (ECL) are estimated using quantitative models and overall adjustment, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. The most significant inputs included determination of significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible stages, and where the data taken into consideration comprises both information from previous conditions, the current conditions and forecasts of future economic conditions. The Company entailed three scenarios for the probability of default curve which are defined by a weight allocated to each scenario. The ECL calculation also takes into consideration any collateral held, repayments or guarantees.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment of loans, which included controls over the data, models and assumptions used in determining the ECL. These procedures also included, among others; (i) the involvement of professionals with specialized skills and knowledge to assist and recalculate the ECL for a sample of loans to evaluate the reasonableness of significant assumptions used in the ECL model; (ii) testing the completeness and accuracy of data points used to determine the ECL; (iii) evaluating the reasonableness of the assumptions and weighting in the scenarios; (iv) assessing individual credit provisions in stage 3 against documentation over assumptions and occurred events that have formed the basis of the assessment and (v) assessed the reasonableness of management’s adjustment related to expert credit judgments.

/s/ Öhrlings PricewaterhouseCoopers AB
Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden
February 26, 2026

We have served as the Company's auditor since 2017.

Consolidated Statement of Comprehensive Income

Skr mn	Note	2025	2024	2023
Interest income calculated using the effective interest method		11,086	13,625	13,396
Other interest income		3,031	5,690	6,042
Interest expenses		-11,398	-16,257	-16,543
Net interest income	2	2,719	3,058	2,895
Net fee and commission expense	3	-39	-46	-51
Net results of financial transactions	4	18	-40	21
Total operating income		2,699	2,972	2,865
Personnel expenses	5	-475	-445	-402
Other administrative expenses	6	-239	-229	-222
Depreciations and impairment of non-financial assets	7	-64	-84	-88
Total operating expenses		-778	-758	-712
Operating profit before credit losses		1,921	2,214	2,153
Net credit losses	9	-429	-93	-585
Operating profit		1,491	2,121	1,568
Tax expenses	10	-309	-438	-324
Net profit[1]		1,183	1,683	1,244
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		3	56	63
Tax on items to be reclassified to profit or loss	10	0	-12	-13
Net items to be reclassified to profit or loss		3	44	50
Items not to be reclassified to profit or loss
Own credit risk		17	320	-23
Revaluation of defined benefit plans		-10	-9	-6
Tax on items not to be reclassified to profit or loss	10	-1	-64	6
Net items not to be reclassified to profit or loss		6	247	-23
Total other comprehensive income		9	291	27
Total comprehensive income[1]		1,192	1,974	1,271

Skr
Basic and diluted earnings per share[2]	296	422	313
1 The entire profit is attributable to the shareholder of the Parent Company.
2 The average number of shares in 2025 amounted to 3,990,000 (2024: 3,990,000).

Consolidated Statement of Financial Position

Skr mn	Note	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	11, 12	7,259	5,219
Treasuries/government bonds	11, 12	13,419	4,150
Other interest-bearing securities except loans	11, 12	43,237	52,843
Loans in the form of interest-bearing securities	9, 11, 12	47,485	48,726
Loans to credit institutions	9, 11, 12	22,939	13,529
Loans to the public	8, 9, 11, 12	200,216	224,354
Derivatives	12, 14	6,721	10,643
Shares	12	—	20
Tangible and intangible assets	7	158	178
Deferred tax assets	10	0	1
Other assets	16	754	286
Prepaid expenses and accrued revenues	17	7,775	8,145
Total assets		349,964	368,094
Liabilities and equity
Borrowing from credit institutions	12, 18	4,410	8,607
Debt securities issued	12, 18	300,222	316,388
Derivatives	12, 14	8,988	5,227
Other liabilities	19	3,664	4,490
Accrued expenses and prepaid revenues	20	8,581	8,798
Provisions	5, 21	10	12
Total liabilities		325,875	343,522
Share capital		3,990	3,990
Reserves		212	204
Retained earnings		19,887	20,378
Total equity	22	24,089	24,572
Total liabilities and equity		349,964	368,094

Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity[1]	Share capital	Hedge reserve	Own credit risk	Defined benefit plans	Retained earnings
2025
Opening balance of equity Jan 1, 2025	24,572	3,990	-3	213	-6	20,378
Changes in equity:
Net profit for the year	1,183					1,183
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	3		3
Tax on items to be reclassified to profit or loss
Items not to be reclassified to profit or loss
Own credit risk	17			17
Revaluation of defined benefit plans	-10				-10
Tax on items not to be reclassified to profit or loss	-1			-3	2
Total other comprehensive income	9	—	3	13	-8	—
Total comprehensive income	1,192	—	3	13	-8	1,183
Dividend	-1,673					-1,673
Closing balance of equity Dec 31, 2025	24,089	3,990	—	226	-14	19,887

2024
Opening balance of equity Jan 1, 2024	22,846	3,990	-47	-41	1	18,943
Changes in equity:
Net profit for the year	1,683					1,683
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	56		56
Tax on items to be reclassified to profit or loss	-12		-12
Items not to be reclassified to profit or loss
Own credit risk	320			320
Revaluation of defined benefit plans	-9				-9
Tax on items not to be reclassified to profit or loss	-64			-66	2
Total other comprehensive income	291	—	44	254	-7	—
Total comprehensive income	1,974	—	44	254	-7	1,683
Dividend	-248					-248
Closing balance of equity Dec 31, 2024	24,572	3,990	-3	213	-6	20,378

2023
Opening balance of equity Jan 1, 2023	21,575	3,990	-97	-23	6	17,699
Changes in equity:
Net profit for the year	1,244					1,244
Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges	63		63
Tax on items to be reclassified to profit or loss	-13		-13
Items not to be reclassified to profit or loss
Own credit risk	-23			-23
Revaluation of defined benefit plans	-6				-6
Tax on items not to be reclassified to profit or loss	6			5	1
Total other comprehensive income	27	—	50	-18	-5	—
Total comprehensive income	1,271	—	50	-18	-5	1,244
Dividend
Closing balance of equity Dec 31, 2023	22,846	3,990	-47	-41	1	18,943
1 The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Skr mn	2025	2024	2023
Operating activities
Operating profit[1]	1,491	2,121	1,568
Adjustments for non-cash items in operating profit	1,053	542	1,259
of which provision for credit losses, net	429	93	585
of which depreciation and impairment of non-financial assets	64	84	88
of which exchange-rate differences	-6	9	-1
of which unrealized changes in fair value	-21	-346	-54
of which other[2]	587	702	641
Income tax paid	-606	-601	-528
Increase (-)/decrease (+) in lending	-5,664	20,058	-13,785
Increase (-)/decrease (+) in bonds and securities held	-3,557	-2,001	17,404
Other changes in assets and liabilities - net[4]	-592	-41	-74
Cash flow from operating activities	-7,875	20,078	5,844

Investing activities
Investments	-45	-17	-26
Cash flow from investing activities	-45	-17	-26

Financing activities
Senior debt	143,623	120,899	167,282
Repayment of debt	-116,956	-130,020	-165,249
Repurchase and early redemption of own long-term debt	-7,123	-8,636	-10,933
Derivatives	-7,249	-660	2,868
Dividend paid	-1,673	-248	0
Payment of lease liability	-29	-28	-28
Cash flow from financing activities	10,593	-18,693	-6,060
Net cash flow for the period sum	2,673	1,368	-242

Cash and cash equivalents at beginning of the year	5,219	3,482	4,060
Net cash flow for the period	2,673	1,368	-242
Exchange-rate differences on cash and cash equivalents	-633	369	-336
Cash and cash equivalents at end of year[3]	7,259	5,219	3,482
of which cash at banks	122	186	672
of which cash equivalents	7,137	5,033	2,810

1 Interest payments received and expenses paid
Interest payments received	14,493	19,157	15,621
Interest expenses paid	11,635	15,869	12,313

2 Of which other includes accrued interest, taxes not paid and changes in other comprehensive income.
3 Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 11.

4 Reported on a net basis in line with IAS 7 because it relates to cash receipts/payments for items in which the turnover is either quick, the amounts are large, and/or the maturities are short.

Notes
Corporate information
Svensk Exportkredit (SEK) is a state-owned company that finances Swedish exporters, their subsidiaries, and their foreign customers. AB Svensk Exportkredit (publ) is the parent company of the group. The parent company is a Swedish limited liability company with its registered office in Stockholm, Sweden. The consolidated accounts for the financial year 2025 were approved for publication by the Board of Directors on February 20, 2026, and will be presented for adoption at the 2025 Annual General Meeting on March 26, 2026.
Mandatory information

Name of reporting entity	Aktiebolaget Svensk Exportkredit (publ)
Legal form of entity	Public limited company
Share capital	3,990,000 shares/par value Skr 1,000
Organizational number	556084-0315
Domicile of entity	Sweden
Country of incorporation	Sweden

Address of entity’s registered office	Fleminggatan 20, 112 26 Stockholm, Sweden
Principal place of business	Sweden
Nature of the entity’s operations and principal activities	Credit market company, financing of exports

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
AB Svensk Exportkredit (the “Parent Company”, the “Company” or “SEK”) is a limited liability company incorporated and domiciled in Sweden. Its registered office is at Fleminggatan 20, P.O. Box 194, SE-112 26 Stockholm, Sweden. The Consolidated Group as of December 31, 2025 consists of SEK and its wholly owned, inactive subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”.
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
The Consolidated Financial Statements and annual report were approved for issuance by SEK’s Board of Directors on February 20, 2026. The Group’s Statements of Comprehensive Income and Financial Position will be subject to approval by SEK’s shareholder at the Annual General Meeting to be held on March 26, 2026.
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
(c) Changes to accounting policies and presentation
In all significant respects, the accounting policies, bases of calculation and presentation are unchanged compared with the 2024 annual report, except for the changes described below. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting, capital adequacy or large exposures.
(i) Standards issued but not yet effective
In May 2024, IASB issued amendments to IFRS 9 and IFRS 7, which clarify that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures will be needed in line with IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after 1 January 2026 and have not had any effect on the primary financial statements.
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of new management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. IFRS 18 is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. As IFRS 18 will not change any recognition and measurement, it is not expected to have any significant impact on SEK’s financial reporting.

(d) Segment reporting
Segments are identified based on internal reporting to the chief executive officer (“CEO”) who serves as the chief operating decision maker. SEK has one segment, lending, based partly on the Company’s assignment from the owner, which is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, and partly on how governance and earnings monitoring of the business are conducted. Accordingly, no segment reporting has been prepared. Disclosures regarding the geographic breakdown and revenue per product group are presented in Note 2
(e) Recognition of operating income
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
In addition to interest income and interest expense, net interest income, where these are recognized as interest expense, includes the resolution fee, the risk tax and other regulatory fees (e.g., bank levy to Riksbanken).
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
Interest-free deposit to Riksbanken (Sweden’s central bank). SEK presents the interest-free deposit paid to Riksbanken, in accordance with the new deposit requirement, as loans to credit institution in the consolidated statement of financial position because SEK cannot freely dispose of the funds in the deposit account held with Riksbanken. The difference between the nominal value of the deposit requirement and its net present value is treated as a regulatory fee paid to Riksbanken. The fee is presented as an regulatory fee included in net interest income in line with how SEK presents other regulatory fees. The unwinding of the discount is presented as interest income using the effective interest rate method.
Assets and liabilities related to the CIRR-system. All assets and liabilities related to the CIRR-system are included in SEK’s assets and liabilities in the Group’s report on financial position and the Parent Company’s balance sheet as SEK bears the credit risk for lending and is the party to the agreement regarding lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized net under other assets.
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
Risk classification. A significant increase in credit risk is defined based on a deterioration by a number of steps in the initial rating and where a separation is made between exposures with an initial rating of AAA to A – and others.
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
As of December 31, 2025, financial assets and liabilities for which valuation models were used, and where market inputs with a significant effect on the recorded fair value were observable (level 2) amounted to Skr 41 billion (2024: Skr 45 billion) and Skr 22 billion (2024: Skr 18 billion), 12 percent (2024: 13 percent) and 7 percent (2024: 6 percent) of total financial assets and total financial liabilities, respectively. Financial assets and liabilities for which valuation included significant non-observable parameters (level 3) amounted to Skr 0 billion (2024: Skr 0 billion) and Skr 4 billion (2024: Skr 5 billion), 0 percent (2024: 0 percent) and 1 percent (2024: 1 percent) of total financial assets and total financial liabilities respectively. The assessment of non-observable parameters included in models for assessing market value are associated with subjectivity and uncertainty, which can impact the results recognized for specific positions. Despite SEK using appropriate valuation models which are consistent with those used in the market, other models and assumptions for determining the fair value of financial instruments could result in other fair value estimates on the reporting date. At December 31, 2025, the total minimum and maximum effects of changing one or more non-observable parameters to reflect the assumptions under other reasonable circumstances for level 3 instruments amounted to Skr -10 million million (2024: Skr -16 million) and Skr 10 million (2024: Skr 16 million ), respectively. Refer to Note 13 for information regarding value changes for assets and liabilities if non-observable market parameters are changed and section (f) (vii) above for the Principles for determination of fair value of financial instruments.
(iii) Provisions for expected credit losses
Provisions are estimated using quantitative models, which incorporate inputs, assumptions and methodologies that involve a high degree of management judgment. In particular, the following can have a significant impact on the level of impairment provisions: determination of a significant increase in credit risk, incorporation of forward-looking macroeconomic scenarios and measurement of both 12-month and lifetime expected credit losses. A significant increase in credit risk is defined by SEK based on a deterioration by a number of steps from the initial rating. On December 31, 2025 if the definition of significant increase in credit risk had been 1 less step of deterioration, the impairments would have been Skr 31 million higher (2024: Skr 19 million), and if the definition had been 1 more step of deterioration, the impairments would have been Skr 2 million million lower (2024: Skr 0 million). SEK’s method of calculating probability of default entails three scenarios being prepared for each PD curve. The three scenarios are defined by a weight allocated to each scenario. On December 31, 2025 if the probability of a downturn scenario, or an upturn scenario, would have been weighted with 100% probability, the impairments would have been Skr 70 million higher (2024: Skr 65 million) or Skr 53 million lower (2024: Skr 43 million), respectively. On December 31, 2025, SEK’s total lending including off-balance sheet exposures amounted to Skr 355 billion (2024: Skr 350 billion) and the related impairment reserve amounted to Skr 807 million (2024: Skr 526 million). If, for example, the actual amount of total future cash flow were to have been 10% higher or lower than the estimate, this would have affected operating profit for the fiscal year ended December 31, 2025 by an additional approximately Skr 81 million (2024: Skr 53 million) and equity at the same date by approximately Skr 64 million (2024: Skr 42 million). A higher total future cash flow would affect operating profit and equity positively, while a lower total future cash flow would affect operating profit and equity negatively.

Note 2. Net interest income

Skr mn	2025	2024	2023
Interest income
Loans to credit institutions	1,005	921	1,113
Loans to the public	8,003	9,835	9,181
Loans in the form of interest-bearing securities	1,948	2,351	2,448
Interest-bearing securities excluding loans in the form of interest-bearing securities	1,926	2,561	2,885
Derivatives	982	3,381	3,519
Administrative remuneration CIRR-system[1]	243	240	260
Other assets	10	26	31
Total interest income	14,117	19,315	19,438
Interest expenses
Interest expenses excl. regulatory fees	-11,154	-16,011	-16,299
Resolution fee	-83	-105	-94
Risk tax	-142	-141	-150
Other regulatory fees[2]	-19	—	—
Total interest expenses	-11,398	-16,257	-16,543
Net interest income	2,719	3,058	2,895
1 Including administrative remuneration for concessionary loans by Skr 0 million (2024: Skr 0 million).
2 Other regulatory fees includes the fee to Riksbanken.

Skr mn	2025	2024	2023
Interest income were related to:
Financial assets at fair value through profit or loss	2,782	5,520	5,817
Derivatives used for hedge accounting	129	506	637
Financial assets at amortized cost	11,206	13,289	12,984
Total interest income	14,117	19,315	19,438
Interest expenses were related to:
Financial liabilities at fair value through profit or loss	1,046	752	1,048
Financial assets measured at fair value through profit or loss – negative interest on income	—	—	—
Financial assets measured at amortized cost – negative interest income	—	—	—
Derivatives used for hedge accounting	-1,576	-5,731	-8,035
Financial liabilities at amortized cost	-10,868	-11,278	-9,556
Total interest expenses	-11,398	-16,257	-16,543
Net interest income	2,719	3,058	2,895
Interest income geographical areas

Skr mn	2025	2024	2023
Sweden	6,029	8,014	7,256
Europe except Sweden[1]	3,718	6,141	6,866
Countries outside of Europe[2]	4,370	5,160	5,316
Total interest income	14,117	19,315	19,438
1 Within Europe except Sweden, interest income from France makes up a significant portion, amounting to Skr 1,604 million (2014: Skr 3,662 million).
2 Within Countries outside of Europe, interest income from the USA makes up a significant portion, amounting to Skr 1,633 million (2014: Skr 2,139 million).

Interest income per product group

Skr mn	2025	2024	2023
Lending to Swedish exporters	6,098	7,795	7,352
Lending to exporters’ customers[1]	2,524	3,570	3,679
Liquidity	5,495	7,950	8,407
Total interest income	14,117	19,315	19,438
1 In interest income for Lending to exporters’ customers, Skr 243 million (2024: Skr 240 million) represents remuneration from the CIRR-system, see Note 24.
Note 3. Net fee and commissions expense

Skr mn	2025	2024	2023
Fee and commissions earned were related to:
Lending	9	6	2
Total	9	6	2
Commissions incurred were related to:
Custodian- and bank fees	-12	-12	-13
Brokerage	—	-1	-1
Other commissions incurred	-37	-39	-39
Total	-48	-52	-53
Net fee and commissions expense¹	-39	-46	-51
1 Skr -39 million (2024: Skr -45 million) includes financial assets and liabilities not measured at fair value through profit or loss.
Note 4. Net results of financial transactions

Skr mn	2025	2024	2023
Derecognition of financial instruments not measured at fair value through profit or loss:
Financial assets at amortized cost	3	5	9
Financial assets or liabilities at fair value through profit or loss:
Designated upon initial recognition (FVO)	614	-197	-2,024
Mandatorily	-563	192	2,057
Financial instruments under fair value hedge accounting:
Net results of the hedging instrument	675	1,818	6,808
Net results of the hedged item	-718	-1,853	-6,831
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	7	-5	2
Total net results of financial transactions	18	-40	21

Note 5. Personnel expenses

Skr mn	2025	2024	2023
Salaries and remuneration to the Board of Directors and the CEO	-11	-9	-8
Salaries and remuneration to Senior Executives	-31	-30	-26
Salaries and remuneration to other employees	-242	-227	-203
Pensions	-75	-70	-70
Social insurance	-92	-85	-78
Other personnel expenses	-23	-24	-17
Total personnel expenses	-475	-445	-402
The combined total of the remuneration excluding benefits and other remuneration to senior executives, excluding the CEO of the Parent Company, amounted to Skr 24 million (2024: Skr 25 million). Of the remuneration to senior executives, Skr 24 million (2024: Skr 25 million) is pensionable. Of the remuneration to the CEO of the Parent Company, Skr 6 million (2024: Skr 6 million) is pensionable. For all employees, excluding the CEO, SEK follows collective agreements between the Banking Institution Employers’ Organization (BAO) and trade unions.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

2025	Fee, including committee fee	Fixed remuneration[1]	Other benefits[2]	Pension fee[3]	Other remuneration[4]	Total
Skr thousand
Chairman of the Board of Directors:
Lennart Jacobsen	-706	—	—	—	—	-706
Other members of the Board of Directors:
Håkan Berg	-417	—	—	—	—	-417
Paula da Silva	-402	—	—	—	—	-402
Reinhold Geijer	-381	—	—	—	—	-381
Hanna Lagercrantz, resigned March 25, 2025[5]	—	—	—	—	—	—
Katarina Ljungqvist	-365	—	—	—	—	-365
Erik Mattsson, from March 25, 2025[5]	—	—	—	—	—	—
Carl Mellander	-375	—	—	—	—	-375
Eva Nilsagård	-370	—	—	—	—	-370
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[6]	—	-6,301	-25	-1,892	—	-8,218
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-2,184	-39	-927	—	-3,150
Pontus Davidsson, Head of International Finance, resigned February 28, 2025	—	-520	-3	-110	—	-634
Mattias Hasselbo, Chief Credit Officer (CCO), from February 1, 2025	—	-1,972	-19	-528	—	-2,519
Jens Hedar, Head of Global Trade and Export Finance, from March 1, 2025 (acting Chief Financial Officer (CFO), resigned February 28, 2025)	—	-2,871	-20	-929	—	-3,820
Jan Hoppe, Chief Risk Officer (CRO)	—	-2,611	-20	-657	—	-3,288
Tobias Hornberger, Chief Financial Officer (CFO), from June 16, 2025	—	-1,950	-11	-356	—	-2,317
Teresa Hamilton Burman, Chief Credit Officer (CCO), resigned January 31, 2025	—	-215	-3	-61	—	-279
Jenny Lilja Lagercrantz, Head of Human Resources	—	-2,377	-33	-666	—	-3,076
Tomas Nygård, Chief Information Officer (CIO)	—	-2,244	-39	-639	—	-2,922
Susanna Rystedt, Head of Strategy, Business Development and Communications (acting Chief Financial Officer (CFO), from March 1, 2025, resigned June 15, 2025)	—	-2,767	-25	-962	—	-3,753
Maria Simonson, Head of Client Relationship Management and Sustainability from March 1, 2025 (Head of Sustainability and acting Head of Client Relationship Management, resigned February 28, 2025)	—	-2,561	-17	-677	—	-3,255
Anna-Lena Söderlund, Head of Compliance	—	-1,678	-37	-761	—	-2,475
Total	-3,015	-30,249	-292	-9,165	—	-42,721
1 Predetermined salary or other compensation such as holiday pay and allowances.
2 Other benefits include dietary benefits, health insurance and household services.
3 Includes premiums for insurance, covering sickness benefits for prolonged illness and other public risk insurance as a result of collective pension agreements.
4 Other remuneration refers to salary, benefits and pension costs during the notice period as well as severance pay.
5 Remuneration is not paid from the Company to the representatives on the Board of Directors who are employed by the owner, the Swedish State.
6 The retirement age of the CEO, Magnus Montan, is 65 years and the pension fee is 30 percent of his fixed salary.

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

2024	Fee, including committee fee	Fixed remuneration[1]	Other benefits[2]	Pension fee[3]	Other remuneration[4]	Total
Skr thousand
Chairman of the Board of Directors:
Lennart Jacobsen	-660	—	—	—	—	-660
Other members of the Board of Directors:
Anna Brandt, resigned March 26, 2024[5]	—	—	—	—	—	—
Reinhold Geijer	-373	—	—	—	—	-373
Carl Mellander, from March 26, 2024	-254	—	—	—	—	-254
Eva Nilsagård	-347	—	—	—	—	-347
Hanna Lagercrantz[5]	—	—	—	—	—	—
Håkan Berg	-385	—	—	—	—	-385
Paula da Silva	-372	—	—	—	—	-372
Katarina Ljungqvist	-338	—	—	—	—	-338
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[6]	—	-6,001	-37	-1,815	—	-7,853
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-2,124	-32	-912	—	-3,068
Pontus Davidsson, Head of International Finance	—	-3,120	-20	-668	—	-3,808
Stefan Friberg, Chief Financial Officer (CFO), resigned April 25, 2024	—	-1,060	-7	-208	-4,540	-5,815
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,580	-38	-636	—	-3,254
Jens Hedar, acting Chief Financial Officer (CFO)[7]	—	-2,837	-19	-869	—	-3,725
Jan Hoppe, Chief Risk Officer (CRO)	—	-2,549	-20	-638	—	-3,207
Jenny Lilja Lagercrantz, Head of Human Resources	—	-2,233	-11	-646	—	-2,890
Tomas Nygård, Chief Information Officer (CIO)	—	-2,203	-33	-600	—	-2,836
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,607	-33	-921	—	-3,561
Maria Simonson, Head of Sustainability and acting Head of Client Relationship Management[7]	—	-2,502	-17	-638	—	-3,157
Anna-Lena Söderlund, Head of Compliance	—	-1,608	-19	-739	—	-2,366
Total	-2,729	-31,424	-286	-9,290	-4,540	-48,269
1 Predetermined salary or other compensation such as holiday pay and allowances.
2 Other benefits include dietary benefits, health insurance and household services.
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

Remuneration and other benefits to the Board of Directors and Senior Executives in the Consolidated Group

2023	Fee, including committee fee	Fixed remuneration[1]	Other benefits[2]	Pension fee[3]	Other remuneration[4]	Total
Skr thousand
Chairman of the Board of Directors:
Lennart Jacobsen	-626	—	—	—	—	-626
Other members of the Board of Directors:
Anna Brandt[5]	—	—	—	—	—	—
Reinhold Geijer	-355	—	—	—	—	-355
Eva Nilsagård	-331	—	—	—	—	-331
Hanna Lagercrantz[5]	—	—	—	—	—	—
Håkan Berg	-369	—	—	—	—	-369
Paula da Silva	-354	—	—	—	—	-354
Katarina Ljungqvist	-354	—	—	—	—	-354
Senior Executives:
Magnus Montan, Chief Executive Officer (CEO)[6]	—	-5,676	-18	-1,715	—	-7,409
Karl Johan Bernerfalk, General Counsel, Head of Legal and Procurement	—	-1,934	-35	-800	—	-2,769
Pontus Davidsson, Head of International Finance	—	-3,120	-18	-597	—	-3,735
Stefan Friberg, Chief Financial Officer (CFO)	—	-3,060	-18	-635	—	-3,713
Teresa Hamilton Burman, Chief Credit Officer (CCO)	—	-2,516	-35	-623	—	-3,174
Jens Hedar, Head of Client Relationship Management	—	-2,508	-20	-836	—	-3,364
Jan Hoppe, Chief Risk Officer (CRO), from January 12, 2023	—	-2,427	-17	-584	—	-3,028
Jenny Lilja Lagercrantz, Head of Human Resources	—	-2,169	-13	-605	—	-2,787
Tomas Nygård, Chief Information Officer (CIO)	—	-2,005	-18	-558	—	-2,581
Susanna Rystedt, Head of Strategy, Business Development and Communications	—	-2,557	-21	-891	—	-3,469
Maria Simonson, Head of Sustainability	—	-2,184	-14	-604	—	-2,802
Anna-Lena Söderlund, Head of Compliance, from February 1, 2023 (Chief Risk Officer (CRO), resigned January 11, 2023)	—	-1,507	-31	-674	—	-2,212
Total	-2,389	-31,663	-258	-9,122	—	-43,432
1 Predetermined salary or other compensation such as holiday pay and allowances.
2 Other benefits include dietary benefits, health insurance and household services.
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

Total Expenditure on Remuneration
Finansinspektionens (the Swedish FSA’s) regulations (FFFS 2011:1) regarding remuneration structures in credit institutions, investment firms and fund management companies licensed to conduct discretionary portfolio management apply to SEK. Moreover, SEK applies the State’s Ownership Policy and Guidelines on Terms of Employment for Senior Executives in State-owned Companies, and the 2025 Remuneration Policy is based on the State's Ownership Policy and principles for state-owned enterprises 2020. In accordance with these regulations, SEK’s Annual General Meeting has established a set of guidelines for the remuneration of senior executives at SEK, which was adopted at the 2021 Annual General Meeting. The guidelines stipulate that salary and remuneration to the senior executives of SEK should be fair and reasonable. They should also be competitive, capped and appropriate as well as contribute to good ethical principles and corporate culture. Remuneration should not be higher than at comparable companies and should be reasonable. Remuneration to senior executives consists of fixed salary, severance pay, pension benefits and other benefits.
SEK’s remuneration guidelines are designed to create conditions for being an attractive and healthy workplace. The remuneration system at SEK aligns with the Company’s operational goals and risk strategy, corporate culture and values, and measures taken to avoid conflicts of interest. Remuneration to employees is mainly determined at fixed amounts and provided solely in monetary means.
SEK’s Board of Directors’ Remuneration Committee (the “Remuneration Committee”) prepares proposals for decisions by the Board relating to remuneration policy for the Company, on total remuneration for the CEO and other members of the Company’s management team, prepares and handles overall remuneration issues (salary, pension and other benefits), follows up on the application of SEK’s remuneration policy, and prepares and handles succession issues. Further, the Remuneration Committee prepares overall instructions for remuneration issues that it deems necessary. The Remuneration Committee also ensures that the relevant oversight department, together with the Remuneration Committee, annually reviews and evaluates the Company’s remuneration systems and also reviews whether such systems comply with the Company’s remuneration policy and relevant instructions regarding remuneration. The outcome is presented to the Board in a separate report on the same day as the annual report is submitted. The Remuneration Committee met five times in 2025.
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
The IRE system is discretionary in nature, in that all outcomes are subject to deferred payment and the Board takes all decisions regarding results and payments. Before an individual receives any IRE payment, the payment is subject to testing at three different levels: the Company level, the Department level and the Individual level. The test at the Company level is the basis for any IRE outcome. The outcome at the Company level is conditional on the actual return exceeding a predetermined target. If appropriate, actual return is adjusted for the impact of non-operational items and unexpectedly high risk-taking. Of the profit that corresponds to any excess return, a percentage accrues to the IRE at the Company level. The outcome at the Company level is capped at a maximum of 2 months’ salary, calculated on the basis of all Company employees entitled to IRE. In the case of a positive outcome at the Company level, the next step is to test at the Department level. This test assesses the outcome at the Department level in relation to the department’s quantitative targets. If the targets have not been reached, the outcome at the Company level is reduced for all members of the department. The remainder after this test comprises the outcome at the Department level, which is capped at a maximum of 2 months’ salary, calculated on the basis of all department's employees entitled to IRE. The final test is at the Individual level. This test assesses the performance and behavior of individuals. For each individual, the outcome following the test at the Individual level is subject to a floor of zero and a ceiling of the lower amount corresponding to 1.5 times the outcome at the main function level or an amount corresponding to EUR 50,000. Accordingly, the maximum outcome for any individual is three months’ salary or an amount corresponding to EUR 50,000. The total outcome for all employees encompassed by IRE in a department must be within the outcome at the Department level. The Company pays payroll taxes on any IRE paid.

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
As part of its strategic analysis and planning, the Company undertakes an annual process for internal capital and liquidity assessment. As part of this assessment, an analysis is conducted with the aim of identifying employees whose work duties have a material impact on SEK’s risk profile, including risks related to the Company’s remuneration policy and remuneration system. The outcome of this analysis is taken into account when designing the remuneration systems in order to promote sound and efficient risk management and to restrict excessive risk-taking. 0 employees receive remuneration of EUR 1 million or more per fiscal year. No new agreements containing variable remunerations have been established during the year.
The CEO’s, Magnus Montan’s, terms of employment comply with the Guidelines on Terms of Employment for Senior Executives in State-owned Companies 2020.
SEK pays an old-age and survivors’ pension amounting to 30 percent of the CEO’s pensionable salary. The retirement age for the CEO is 65.
For the CEO, SEK pays premiums for insurance for sickness benefits for prolonged illness, other collective risk insurance corresponding to those applicable under the pension plan between the Swedish Banking Institutions and the Financial Sector Union of Sweden (“BTP”) as well as private healthcare insurance under Skandia and travel insurance. Other benefits for the CEO consist of, among other things, a meal allowance, health insurance and household services. The CEO is entitled to 6 months’ notice prior to termination initiated by SEK and severance pay corresponding to 12 months’ salary. A deduction is made for any income arising from new employment.
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
Pensions
The employees of SEK have a collectively bargained pension plan through the BTP plan, which is a common pension plan for salaried bank employees in Sweden. The BTP plan is funded by means of insurance with the insurance companies SPP and SEB. The BTP-plan includes both defined-benefit and defined-contribution pension plans.
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
Total pension cost for defined benefit and defined contribution obligations

Skr mn	2025	2024	2023
Service cost	-3	-3	-3
Interest cost, net	0	-1	-1
Pension cost for defined benefit pensions, incl. payroll tax	-3	-4	-4
Pension cost for defined contribution pension cost incl. payroll tax	-72	-66	-66
Pension cost recognized in personnel costs	-75	-70	-70
Actuarial gains (+) and losses (-) on defined benefit obligation during period	12	2	-22
Return above expected return, gains (+) and losses (-) on plan assets	-12	8	-5
Change in the effect of the asset ceiling excluding interest	-9	-19	21
Revaluation of defined benefit plans	-10	-9	-6
Net value of defined benefit pension obligations

Skr mn	2025	2024	2023
Defined benefit obligations	174	188	191
Plan assets	-195	-200	-181
Restriction due to the asset ceiling	28	19	—
Provision for pensions, net obligation[1]	8	7	10
1 See Note 21.

Development of defined benefit obligations

Skr mn	2025	2024	2023
Defined benefit obligation, opening balance	188	191	167
Service cost	3	3	3
Interest cost	6	6	6
Pension Payments incl. special payroll tax	-12	-10	-8
Actuarial gains (-) and losses (+), effect due to changed demographic assumptions	—	—	1
Actuarial gains (-) and losses (+), effect due to changed financial assumptions	-12	-6	22
Actuarial gains (-) and losses (+), effect due to experience based outcome	0	4	0
Defined benefit obligation, closing balance	174	188	191
Development of plan assets related to defined benefit obligation

Skr mn	2025	2024	2023
Fair value of plan assets, opening balance	200	181	180
Expected return on plan assets	7	6	6
Contributions by the employer[1]	11	14	7
Benefits paid[2]	-10	-9	-7
Return on plan assets excluding interest income	-12	8	-5
Fair value of plan assets, closing balance	195	200	181
1    Expected contribution from the employer in the following year is Skr 8 million (2024: Skr 6 million), excluding payroll tax.
2    Expected compensation paid in the following year is Skr 10 million (2024: Skr 10 million).

Distribution of plan assets related to defined benefit obligation

Skr mn	2025	2024	2023
Domestic equity investments	8	6	5
Foreign equity investments	27	28	26
Bonds	101	104	85
Other Investments	29	34	38
Properties	29	28	27
Total plan assets	195	200	181
Principal actuarial assumptions used end of year

Percent	2025	2024	2023
Discount rate	3.9	3.5	3.4
Assumption of early pension withdrawal	20.0	20.0	20.0
Expected salary increase	2.0	2.0	2.0
Expected inflation	2.0	2.0	2.0
Expected lifetime	DUS23	DUS23	DUS23
Expected turnover	5.0	5.0	5.0

Sensitivity analysis of essential assumptions

	Negative outcome			Positive outcome
Skr mn	2025	2024	2023	2025	2024	2023
Discount rate	-1%	-1%	-1%	1%	1%	1%
Defined benefit obligation	204	230	235	148	155	156
Service cost	4	4	4	3	2	2
Interest cost	6	6	5	7	7	7

Expected lifetime	+1 year	+1 year	+1 year	-1 year	-1 year	-1 year
Defined benefit obligation	178	197	200	167	180	182
Service cost	3	3	3	3	3	3
Interest cost	7	7	7	6	6	6
Net reconciliation of pension liabilities

Skr mn	2025	2024	2023
Pension liabilities, opening balance	7	10	8
Net periodic pension cost	3	3	4
Contributions by the employer	-11	-14	-7
Net pension payments	-1	-1	-1
Revaluations recognized in other comprehensive income	10	9	6
Pension liabilities, closing balance	8	7	10
Net interest is calculated using the discount rate of pension obligations, based on the net surplus or net deficit in the defined benefit plan.
Pension expense in 2025 for defined benefit pensions amounts to Skr 3 million (2024: Skr 4 million).
As of December 31, 2025, the expected weighted average remaining service time for active employees was 9.51 years (2024: 9.99 years), the expected weighted average duration for the present value was 16.74 years (2024: 14.95 years) and the average salary for active employees was Skr 1 million (2024: Skr 1 million).
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
Expected employee turnover
Expected employee turnover is based on SEK’s assessment of the long-term expected Company staff attrition during one year.

Average number of employees

	2025	2024	2023
Women	142	133	131
Men	159	155	142
Total average number of employees	301	288	273
Equality and diversity

	2025	2024	2023
Allocation of women/men on the Board of Directors[1]	38/62	50/50	63/37
Allocation of women/men in SEK's executive management	36/64	45/55	42/58
Allocation of women/men in management positions	43/57	50/50	53/47
Allocation of women/men at SEK in total	47/53	47/53	48/52
1 During 2025, one female member of the Board resigned and one male member was appointed. During 2024, one female member of the Board resigned and one male member was appointed.
Note 6. Other administrative expenses

Skr mn	2025	2024	2023
Travel expenses and marketing	-11	-11	-10
IT and information system (incl. fees)	-174	-166	-165
Other fees	-36	-35	-32
Premises	-10	-10	-9
Other	-7	-7	-6
Total other administrative expenses	-239	-229	-222
Remuneration to auditors

Skr mn	2025	2024	2023
Öhrlings PricewaterhouseCoopers AB:
Audit fees[1]	-10	-10	-10
Audit related fees[2]	—	—	—
Tax related fees[3]	0	—	—
Other fees[4]	-3	-3	-3
Total	-13	-13	-13
1    Fees related to audit of annual financial statements and reviews of interim financial statements.
2    Fees charged for assurance and related services that are related to the performance of audit or review of the financial statements and are not reported under Audit fees.
3    Fees for professional services rendered by the principal independent auditors for tax compliance and tax advice.
4    Fees for products and services rendered by the principal independent auditors, other than the services reported in Audit fees through Tax–related fees above.

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

Skr mn	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Carrying amount
Tangible assets	34	32	34
Right-of-use assets	86	96	123
Intangible assets	38	50	88
Total carrying amount	158	178	245
Depreciation and impairment during the year according to the Consolidated Statement of Comprehensive Income	-64	-84	-88
For disclosures on right-of-use assets see Note 8.
Note 8. Leasing
SEK as lessee
All leases, with the exception of short-term and low-value leases, are recognized as a right-of-use asset subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. The right-of-use assets are accounted for under Tangible and intangible assets and the lease liability is accounted for under Other liabilities, see Note 7 and Note 19. The right-of-use assets and the lease liability relate to rental premises. The lease term is determined as the non-callable period of a lease, together with any extension or termination option that SEK is reasonably certain to exercise. SEK has extension options which it is not reasonably certain to exercise. The potential future cash flows related to the extension options amount to Skr 91 million (2024: Skr 91 million) for a period of 3 years. Reassessments of extensions and terminations options are made upon the occurrence of either a significant event or a significant change in circumstances that is within the control of SEK and will affect the assessment of whether it is reasonably certain to exercise the option.
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
Right-of-use assets

Skr mn	2025	2024
Opening balance	96	123
Depreciation	-27	-27
Addition	17	—
Closing balance	86	96

Accounted for in profit or loss

Skr mn	2025	2024
Depreciation charge on right-of-use assets	-27	-27
Interest expenses on lease liability	-1	-1
Expenses relating to short-term leases[1]	-3	-2
Expenses relating to low-value leases[1]	-3	-3
Variable lease fees[1]	-7	-7
Total amount accounted for in profit or loss	-41	-40
1 Accounted for under Other administrative expenses.
Lease liability

Skr mn	2025	2024
Opening balance	98	125
Interest expenses accrued	1	1
Payments of lease liability	-29	-28
Addition	17	—
Closing balance	86	98
1 There have been canceled and new leases.
Contractual flows of lease liability

Skr mn	2025	2024
Within 1 year	31	28
Between 1 and 5 years	56	71
More than 5 years	—	—
Discounting effect	-1	-1
Closing balance	86	98
The total cash outflow for leases in 2025 was Skr 43 million (2024: Skr 40 million).
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

	December 31, 2025		December 31, 2024
Skr mn	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Within 1 year	20	20	36	35
Between 1 and 5 years	77	69	116	102
More than 5 years	—	—	—	—
Total	97	89	152	137
Unearned finance income	—	8	—	15

Note 9. Impairments

Skr mn	Loans in the form of interest-bearing securities	Loans to credit institutions	Loans to the public	Off-balance	Total
2025
Expected credit losses, stage 1	0	0	-19	1	-19
Expected credit losses, stage 2	-1	—	-292	0	-293
Expected credit losses, stage 3	—	—	-112	0	-112
Established credit losses	—	—	-100	0	-100
Reserves applied to cover established credit losses	—	—	94	—	94
Recovered credit losses	—	—	1	—	1
Net credit losses[1]	-1	0	-429	1	-429
2024
Expected credit losses, stage 1	17	2	83	14	116
Expected credit losses, stage 2	0	—	-45	21	-24
Expected credit losses, stage 3	147	—	-329	4	-178
Established credit losses	-113	—	-288	-3	-404
Reserves applied to cover established credit losses	113	—	280	—	393
Recovered credit losses	—	—	4	—	4
Net credit losses	164	2	-295	36	-93
2023
Expected credit losses, stage 1	1	1	-34	-4	-36
Expected credit losses, stage 2	3	0	-22	-21	-40
Expected credit losses, stage 3	-260	—	-252	-1	-513
Established credit losses	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—
Recovered credit losses	—	—	4	—	4
Net credit losses	-256	1	-304	-26	-585
1 The increase in net credit losses for the year was mainly attributable to increased provisions for expected credit losses in stage 2 and stage 3 related to a limited number of exposures.

The table below shows the carrying amount of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the OECD, which explains the low provision ratio.

	December 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans, before expected credit losses
Loans in the form of interest-bearing securities	46,131	1,361	—	47,492	48,665	67	—	48,732
Loans to credit institutions	15,011	—	—	15,011	10,328	—	—	10,328
Loans to the public	160,994	34,060	5,960	201,014	187,005	30,611	7,255	224,871
Total, loans, before expected credit losses	222,137	35,421	5,960	263,517	245,998	30,678	7,255	283,931
Off balance, before expected credit losses
Guarantees	9,729	168	—	9,896	7,533	1,895	—	9,428
Committed undisbursed loans	66,409	15,214	—	81,624	36,455	15,809	4,623	56,887
Total, off balance, before expected credit losses	76,138	15,382	—	91,520	43,988	17,704	4,623	66,315
Total, before expected credit losses	298,275	50,803	5,960	355,038	289,986	48,382	11,878	350,246
of which guaranteed (percent)	64.4	91.8	80.7	68.3	61.9	94.2	94.3	67.3
Loss allowance, loans
Loans in the form of interest-bearing securities	-6	-1	—	-7	-6	0	—	-6
Loans to credit institutions	0	0	—	0	0	—	—	0
Loans to the public	-62	-377	-359	-798	-45	-86	-386	-517
Total, loss allowance, loans	-68	-378	-359	-805	-51	-86	-386	-523
Loss allowance, off balance[1]
Guarantees	0	0	—	0	0	0	—	0
Committed undisbursed loans	-1	0	—	-1	-3	0	0	-3
Total, loss allowance, off balance	-2	0	—	-2	-3	0	0	-3
Total, loss allowance	-69	-378	-359	-807	-54	-86	-386	-526
Provision ratio (percent)	0.02	0.74	6.03	0.23	0.02	0.18	3.25	0.15
1 Recognized under provision in the Consolidated Statement of Financial Position.

Loans and off balance, before loss allowance

	December 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	289,986	48,382	11,878	350,246	278,263	54,290	13,953	346,506
Increase due to origination and acquisition	113,205	27,153	53	140,411	84,871	4,042	345	89,258
Transfer to stage 1	1,108	-1,105	-11	-8	3,296	-3,938	—	-642
Transfer to stage 2	-8,711	4,419	-444	-4,737	-423	328	-94	-189
Transfer to stage 3	-566	—	467	-99	-90	-522	163	-449
Decrease due to derecognition	-96,749	-28,045	-5,982	-130,775	-75,931	-5,818	-2,489	-84,238
Closing balance	298,275	50,803	5,960	355,038	289,986	48,382	11,878	350,246
Modified loans that did not lead to derecognition
For modified loans during 2025, amortized cost before modification amounted to Skr 0 million (2024: 1,040 million). Net modification gain/loss during 2025 amounted to Skr 0 million (2024: 95 million).

Loss allowance

	December 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Opening balance	-54	-86	-386	-526	-167	-61	-567	-795
Increases due to origination and acquisition	-34	-280	-29	-343	-20	0	0	-20
Net remeasurement of loss allowance	0	16	-81	-65	99	128	-167	60
Transfer to stage 1	0	0	—	0	0	3	—	3
Transfer to stage 2	2	-31	0	-29	1	-210	20	-189
Transfer to stage 3	0	—	-76	-75	0	2	-97	-95
Decreases due to derecognition	13	1	73	88	35	56	64	155
Decrease in allowance account due to write-offs	—	—	94	94	—	—	393	393
Exchange-rate differences[1]	3	1	45	50	-2	-4	-32	-38
Closing balance	-69	-378	-359	-807	-54	-86	-386	-526
1 Recognized under Net results of financial transactions in the Statement of Comprehensive Income.
Provisions for ECLs are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard, normally distributed where zero indicates a neutral economy where the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.1 and 1.1 for the various probability of default (PD) segments. The base scenarios have been weighted at between 60 percent and 80 percent, the downturn scenarios have been weighted at 20 percent, and the upturn scenarios have been weighted at between 0 percent and 20 percent between the different PD-segments.
Loan credit quality, before expected credit losses, allocated by stage

	December 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
AAA	—	—	—	—	—	—	—	—
AA+ to A-	45,539	—	—	45,539	40,548	—	—	40,548
BBB+ to BBB-	121,602	1,361	—	122,962	141,632	66	—	141,698
BB+ to BB-	37,308	27,515	—	64,823	45,239	27,237	—	72,476
B+ to B-	17,354	1,521	—	18,874	18,437	553	—	18,990
CCC to D	334	5,024	5,960	11,319	142	2,822	7,255	10,219
Total, before expected credit losses	222,137	35,421	5,960	263,517	245,998	30,678	7,255	283,931
More information regarding SEK’s Credit Policy is found in Note 26 and Note 29.

Note 10. Taxes

Skr mn	2025	2024	2023
Income tax
Adjustment previous year	0	—	—
Current tax	-307	-436	-323
Deferred tax	-2	-2	-1
Total income tax	-309	-438	-324

Income tax related to other comprehensive income
Tax on items to be reclassified to profit or loss
Deferred tax	0	-12	-13
Tax on items not to be reclassified to profit or loss
Current tax	-3	-66	5
Deferred tax	2	2	1
Income tax related to other comprehensive income	-1	-76	-7

Reconciliation of effective tax rate
The Swedish corporate tax rate (percent)	20.6	20.6	20.6
Profit before taxes	1,491	2,121	1,568
National tax based on profit before taxes	-308	-437	-323
Tax effects of:
Tax adjustments	-1	-1	-1
Other	0	—	—
Total tax	-309	-438	-324
Effective tax expense (percent)	20.7	20.7	20.7
Deferred taxes

Skr mn	2025	2024
Deferred tax assets concerning:
Temporary differences, related to pensions	0	0
Temporary differences, related to cash flow hedges	—	1
Temporary differences, related to lease liabilities	18	20
Offset deferred tax liability temporary differences related to right-of-use assets	-18	-20
Total deferred tax assets	0	1
No deductible loss to carry forward existed as of December 31, 2025, or December 31, 2024.
Change in deferred taxes

Skr mn	2025	2024
Opening balance	1	13
Change through profit or loss	-2	-2
Change in other comprehensive income	1	-10
Closing balance	0	1

Note 11. Loans and liquidity investments

Skr mn	Dec 31, 2025	Dec 31, 2024
Loans:
Loans in the form of interest-bearing securities	47,485	48,726
Loans to credit institutions	22,939	13,529
Loans to the public	200,216	224,354
Less:
Cash collateral under the security agreements for derivative contracts	-6,858	-3,201
Deposits where time to maturity exceeds 3 months[1]	-1,070	—
Total lending portfolio	262,712	283,408

Liquidity investments:
Cash and cash equivalents	7,259	5,219
Treasuries/government bonds	13,419	4,150
Other interest-bearing securities except loans	43,237	52,843
Deposits where the time to maturity exceeds 3 months[1]	1,070	—
Total liquidity investments	64,985	62,212
of which issued by public authorities	15,530	11,697
1 The line item also includes deposits which are not freely available, e.g., the deposit requirement with the Swedish central bank.
Difference between carrying amount and amount contractually required to be paid at maturity for interest-bearing securities not carried at fair value

Skr mn	2025	2024
Sum of amounts exceeding nominal	119	74
Sum of amounts falling below nominal	-328	-640
Outstanding loans per business area

			of which the CIRR-system
Skr mn	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Lending to Swedish exporters	134,090	133,580	—	—
Lending to exporters’ customers	128,623	149,828	85,643	101,657
Total lending portfolio[1]	262,712	283,408	85,643	101,657
1 Including concessionary loans in the amount of Skr 0 million (year-end 2024: Skr 64 million).

Note 12. Classification of financial assets and liabilities
Financial assets by accounting category

	December 31, 2025
	Financial assets at fair value		Amortized cost	Total
Skr mn	Mandatorily	Derivatives used for hedge accounting
Cash and cash equivalents	—	—	7,259	7,259
Treasuries/government bonds	13,419	—	—	13,419
Other interest-bearing securities except loans	43,237	—	—	43,237
Loans in the form of interest-bearing securities	—	—	47,485	47,485
Loans to credit institutions	—	—	22,939	22,939
Loans to the public	—	—	200,216	200,216
Derivatives	3,776	2,944	—	6,721
Shares	—	—	—	—
Total financial assets	60,433	2,944	277,900	341,277

	December 31, 2024
	Financial assets at fair value		Amortized cost	Total
Skr mn	Mandatorily	Derivatives used for hedge accounting
Cash and cash equivalents	—	—	5,219	5,219
Treasuries/government bonds	4,150	—	—	4,150
Other interest-bearing securities except loans	52,843	—	—	52,843
Loans in the form of interest-bearing securities	—	—	48,726	48,726
Loans to credit institutions	—	—	13,529	13,529
Loans to the public	—	—	224,354	224,354
Derivatives	8,674	1,969	—	10,643
Shares	20	—	—	20
Total financial assets	65,687	1,969	291,828	359,484
Financial liabilities by accounting category

	December 31, 2025
	Financial liabilities at fair value
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	4,410	4,410
Debt securities issued	0	16,861	—	283,362	300,222
Derivatives	7,578	—	1,409	—	8,988
Total financial liabilities	7,578	16,861	1,409	287,772	313,620

	December 31, 2024
	Financial liabilities at fair value
Skr mn	Mandatorily	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Amortized cost	Total
Borrowing from credit institutions	—	—	—	8,607	8,607
Debt securities issued	0	17,908	—	298,480	316,388
Derivatives	2,303	—	2,924	—	5,227
Total financial liabilities	2,303	17,908	2,924	307,087	330,222

Note 13. Financial assets and liabilities at fair value

	December 31, 2025
Skr mn	Carrying amount	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	7,259	7,259	—
Treasuries/governments bonds	13,419	13,419	—
Other interest-bearing securities except loans	43,237	43,237	—
Loans in the form of interest-bearing securities	47,485	48,748	1,263
Loans to credit institutions	22,939	23,304	365
Loans to the public	200,216	200,566	350
Derivatives	6,721	6,721	—
Shares	—	—	—
Total financial assets	341,277	343,254	1,977

Borrowing from credit institutions	4,410	4,410	—
Debt securities issued	300,222	300,906	684
Derivatives	8,988	8,988	—
Total financial liabilities	313,620	314,304	684

	December 31, 2024
Skr mn	Carrying amount	Fair value	Surplus value (+) /Deficit value (–)
Cash and cash equivalents	5,219	5,219	—
Treasuries/governments bonds	4,150	4,150	—
Other interest-bearing securities except loans	52,843	52,843	—
Loans in the form of interest-bearing securities	48,726	49,951	1,225
Loans to credit institutions	13,529	13,863	334
Loans to the public	224,354	223,945	-409
Derivatives	10,643	10,643	—
Shares	20	20	—
Total financial assets	359,484	360,634	1,150

Borrowing from credit institutions	8,607	8,607	—
Debt securities issued	316,388	316,375	-13
Derivatives	5,227	5,227	—
Total financial liabilities	330,222	330,209	-13
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
Financial assets reported at amortized cost in fair value hierarchy

	December 31, 2025
Loans and accounts receivable	Fair value				Carrying amount
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	7,259	—	—	7,259	7,259
Loans in the form of interest-bearing securities	—	48,748	—	48,748	47,485
Loans to credit institutions	—	23,304	—	23,304	22,939
Loans to the public	—	200,566	—	200,566	200,216
Total financial assets in fair value hierarchy	7,259	272,618	—	279,877	277,900

	December 31, 2024
Loans and accounts receivable	Fair value				Carrying amount
Skr mn	Level 1	Level 2	Level 3	Total	Total
Cash and cash equivalents	5,219	—	—	5,219	5,219
Loans in the form of interest-bearing securities	648	49,303	—	49,951	48,726
Loans to credit institutions	—	13,863	—	13,863	13,529
Loans to the public	—	223,945	—	223,945	224,354
Total financial assets in fair value hierarchy	5,867	287,111	—	292,978	291,828
Financial liabilities reported at amortized cost in fair value hierarchy

	December 31, 2025
Other financial liabilities	Fair value				Carrying amount
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	4,410	—	4,410	4,410
Debt securities issued	—	284,046	—	284,046	283,362
Total financial liabilities in fair value hierarchy	—	288,456	—	288,456	287,772

	December 31, 2024
Other financial liabilities	Fair value				Carrying amount
Skr mn	Level 1	Level 2	Level 3	Total	Total
Borrowing from credit institutions	—	8,607	—	8,607	8,607
Debt securities issued	—	298,467	—	298,467	298,480
Total financial liabilities in fair value hierarchy	—	307,074	—	307,074	307,087

Financial assets reported at fair value in fair value hierarchy

	December 31, 2025
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,031	12,388	—	13,419
Other interest-bearing securities except loans	21,184	22,053	—	43,237
Derivatives	—	6,720	1	6,721
Shares	—	—	—	—
Total financial assets in fair value hierarchy	22,215	41,161	1	63,377

	December 31, 2024
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	4,150	—	4,150
Other interest-bearing securities except loans	22,628	30,215	—	52,843
Derivatives	—	10,604	39	10,643
Shares	20	—	—	20
Total financial assets in fair value hierarchy	22,648	44,969	39	67,656
Financial liabilities reported at fair value in fair value hierarchy

	December 31, 2025
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	14,262	2,598	16,860
Derivatives	—	7,924	1,064	8,988
Total financial liabilities in fair value hierarchy	—	22,186	3,662	25,848

	December 31, 2024
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	14,456	3,452	17,908
Derivatives	—	3,737	1,490	5,227
Total financial liabilities in fair value hierarchy	—	18,193	4,942	23,135
There were no transfers between levels during the period (year-end 2024: no transfers between levels during the period).

Financial assets and liabilities at fair value in Level 3

	December 31, 2025
Skr mn	Jan 1, 2025	Purchases/Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (-) through other comprehen-sive income	Currency exchange-rate effects	Dec 31, 2025
Debt securities issued	-3,452	—	414	—	—	-32	-22	494	-2,598
Derivatives, net	-1,451	—	174	—	—	22	—	192	-1,063
Net assets and liabilities	-4,903	—	588	—	—	-10	-22	686	-3,661

	December 31, 2024
Skr mn	Jan 1, 2024	Purchases/issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (-) through other comprehen-sive income	Currency exchange-rate effects	Dec 31, 2024
Debt securities issued	-8,271	—	4,870	—	—	-81	3	27	-3,452
Derivatives, net	-2,279	—	1,176	—	—	92	—	-440	-1,451
Net assets and liabilities	-10,550	—	6,046	—	—	11	3	-413	-4,903
1    Gains and losses through profit or loss, including the impact of exchange rates, are reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2025, amounted to a Skr 10 million loss (year-end 2024: Skr 1 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3-instruments
As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. In the analysis, the correlations have been adjusted by +/- 0.12, which represents the level SEK uses within its prudent valuation framework. For level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – Level 3

Assets and liabilities	December 31, 2025
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	0	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-957	Correlation	0.12 - (0.12)	Option Model	-17	17
Other	-106	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-1,063				-17	17

Equity	0	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
FX	-2,501	Correlation	0.12 - (0.12)	Option Model	17	-17
		Credit spreads	10BP - (10BP)	Discounted cash flow	10	-10
Other	-97	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-2,598				27	-27

Total effect on total comprehensive income					10	-10

Assets and liabilities	December 31, 2024
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity Max	Sensitivity Min
Equity	-70	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-1,263	Correlation	0.12 - (0.12)	Option Model	-18	18
Other	-118	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-1,451				-18	18

Equity	-55	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
FX	-3,272	Correlation	0.12 - (0.12)	Option Model	18	-18
		Credit spreads	10BP - (10BP)	Discounted cash flow	16	-16
Other	-125	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-3,452				34	-34

Total effect on total comprehensive income					16	-16
The sensitivity analysis shows the effect that a shift in correlations or SEK's own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value origination from credit risk (+ income/ - loss)
Skr mn	December 31, 2025	December 31, 2024	2025	2024
CVA/DVA, net[1]	-11	-17	6	22
OCA[2]	282	265	17	320
1    Credit value adjustment (CVA) and Debt value adjustment (DVA) reflect how the counterparties’ credit risk as well as SEK’s own credit rating affect the fair value of derivatives.
2    Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Note 14. Derivatives and hedge accounting
Derivatives by categories

	December 31, 2025			December 31, 2024
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts[1]	Assets Fair value	Liabilities Fair value	Nominal amounts[1]
Interest rate-related contracts	4,624	1,332	510,865	5,066	919	531,122
of which in fair value hedges	1,067	302	227,635	525	358	261,126
of which in cash flow hedges	—	—	—	-4	—	5,000
Currency-related contracts	2,097	7,550	137,052	5,577	4,120	154,836
of which in fair value hedges	1,877	1,107	32,167	1,448	2,566	35,260
Equity-related contracts	—	—	—	—	70	90
Contracts related to commodities, credit risk, etc.	—	105	2,890	—	118	4,648
Total derivatives[2]	6,721	8,988	650,807	10,643	5,227	690,696
1 Nominal amounts before set-off. 2 All derivatives are used for economic hedging purposes.
Maturity analysis of the nominal amounts of hedging instruments

	December 31, 2025
Skr mn	< 1 year	1 year < 5 years	> 5 years	Nominal amounts
Interest rate-related contracts
Hedge of fixed rate assets	58,290	137,043	29,045	224,378
Hedge of fixed rate liabilities	—	1,240	2,017	3,257
Hedge of floating rate assets	—	—	—	—
Currency-related contracts
Hedge of fixed rate assets	4,262	13,730	408	18,400
Hedge of fixed rate liabilities	1,948	8,190	3,629	13,767

	December 31, 2024
Skr mn	< 1 year	1 year < 5 years	> 5 years	Nominal amounts
Interest rate-related contracts
Hedge of fixed rate assets	70,503	148,112	37,929	256,544
Hedge of fixed rate liabilities	5,000	—	—	5,000
Hedge of floating rate assets	1,155	1,194	2,233	4,582
Currency-related contracts
Hedge of fixed rate assets	452	11,936	6,062	18,450
Hedge of fixed rate liabilities	8,199	7,966	646	16,811

The carrying amount of hedged items in fair value hedge relationships, and the accumulated amount of fair value hedge adjustments included in these carrying amounts

Assets	December 31, 2025		December 31, 2024
Skr mn	Carrying amount	Fair value hedge adjustments	Carrying amount	Fair value hedge adjustments
Loans in the form of interest-bearing securities	13,333	-155	15,979	-598
Loans to credit institutions	874	-2	1,058	—
Loans to the public	13,707	-26	12,315	-44
Total	27,914	-183	29,352	-642

Liabilities	December 31, 2025		December 31, 2024
Skr mn	Carrying amount	Fair value hedge adjustments	Carrying amount	Fair value hedge adjustments
Debt securities issued	223,952	1,556	256,459	378
Total	223,952	1,556	256,459	378
For disclosure on hedge ineffectiveness of fair value hedges, see Note 4.
Cash flow hedge effectiveness

Skr mn	2025	2024
Changes in fair value of hedging instruments	4	56
Changes in value of hedged items used as a basis for recognizing hedge ineffectiveness	-3	-58
Hedge ineffectiveness recognized in profit or loss[1]	—	—
Hedging gain or losses recognized in other comprehensive income	4	56
1 Recognized in the line item “Net result of financial transactions”.
Cash flow hedge reserve

Skr mn	2025	2024
Opening balance January 1	-3	-47
Valuation gains and losses	6	126
Tax on valuation gains and losses	-1	-26
Transferred to the income statement	-2	-71
Tax on transfers to the income statement	0	15
Other comprehensive income, net of tax	3	44
Total comprehensive income	3	44
Closing balance December 31	—	-3
of which relates to continuing hedges for which hedge accounting is applied	—	-3
of which relates to hedging relationships for which hedge accounting is no longer applied	0	—
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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2025	Dec 31, 2024
Gross amounts of recognized financial assets	8,185	13,328
Amounts offset in the Statement of Financial Position	-1,465	-2,685
Net amounts of financial assets presented in the Statement of Financial Position	6,721	10,643
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-2,124	-1,881
Cash collateral received	-4,339	-7,997
Net amount	258	765
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

Skr mn	Dec 31, 2025	Dec 31, 2024
Gross amounts of recognized financial liabilities	10,452	7,912
Amounts offset in the Statement of Financial Position	-1,465	-2,685
Net amounts of financial liabilities presented in the Statement of Financial Position	8,988	5,227
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the Statement of Financial Position related to:
Financial instruments	-2,124	-1,881
Cash collateral paid	-6,560	-3,170
Net amount	303	176
Note 15. Shares in subsidiaries
Since March 2018, SEKETT AB is a wholly owned, non-active, subsidiary to AB Svensk Exportkredit with a share capital of Skr 50 thousand.

	December 31, 2025		December 31, 2024
Skr mn	Carrying amount	Number of shares	Carrying amount	Number of shares
SEKETT AB (org. nr 559132–9668)	0	50	0	50
Note 16. Other assets

Skr mn	Dec 31, 2025	Dec 31, 2024
Claim against the State for CIRR-loans and concessionary loans	448	8
Cash receivables, funding operations	181	207
Other	125	71
Total	754	286
Note 17. Prepaid expenses and accrued revenues

Skr mn	Dec 31, 2025	Dec 31, 2024
Interest income accrued	7,721	8,097
Prepaid expenses and other accrued revenues	54	48
Total	7,775	8,145

Note 18. Debt

	December 31, 2025
Skr mn	Debt excl. debt securities issued	Debt securities issued	Total
Exchange-rate related contracts	—	3,777	3,777
Interest rate related contracts	4,410	296,349	300,759
Equity related contracts	—	—	—
Contracts related to raw materials, credit risk etc.	—	97	97
Total debt outstanding	4,410	300,222	304,633

of which denominated in:	Skr	USD	EUR	AUD	Other currencies	Total
	24,599	166,687	84,653	12,119	16,574	304,633

	December 31, 2024
Skr mn	Debt excl. debt securities issued	Debt securities issued	Total
Exchange-rate related contracts	—	4,802	4,802
Interest rate related contracts	8,607	311,407	320,014
Equity related contracts	—	54	54
Contracts related to raw materials, credit risk etc.	—	125	125
Total debt outstanding	8,607	316,388	324,995

of which denominated in:	Skr	USD	EUR	AUD	Other currencies	Total
	22,509	203,141	67,070	10,281	21,994	324,995
SEK’s Borrowing programs, value outstanding1

Skr mn	December 31, 2025	December 31, 2024
Medium-term note program:
Unlimited Euro Medium-Term Note Program	127,105	118,657
Unlimited SEC-registered U.S. Medium-Term Note Program	141,742	171,247
Unlimited Swedish Medium-Term Note Program	458	447
Unlimited MTN/STN AUD Debt Issuance Program	11,621	9,663
Commercial paper program:
USD 3,000,000,000 U.S. Commercial Paper Program	2,493	10,202
USD 4,000,000,000 Euro-Commercial Paper Program	16,115	4,273
1 Amortized cost excluding fair value adjustments.
Liabilities in financing activities

			Non-cash items
Skr mn	January 1, 2025	Cash Flow	Exchange rate difference	Unrealized changes in fair value	Accrued interest	December 31, 2025
Senior debt	324,995	19,543	-40,452	547	—	304,633
Lease liability	98	-30	—	17	1	86
Derivatives, net	-5,416	-7,249	14,389	543	—	2,267
Total liabilities in financing activities	319,677	12,265	-26,063	1,107	1	306,986

			Non-cash items
Skr mn	January 1, 2024	Cash Flow	Exchange rate difference	Unrealized changes in fair value	Accrued interest	December 31, 2024
Senior debt	317,736	-17,757	23,139	1,877	—	324,995
Lease liability	125	-28	—	—	1	98
Derivatives, net	6,205	-660	-8,742	-2,219	—	-5,416
Total liabilities in financing activities	324,066	-18,445	14,397	-342	1	319,677
Note 19. Other liabilities

Skr mn	Dec 31, 2025	Dec 31, 2024
Liability against the State for CIRR-loans and concessionary loans	3,037	3,673
Cash payables, debt purchases	181	207
Other	446	610
Total	3,664	4,490
Note 20. Accrued expenses and prepaid revenues

Skr mn	Dec 31, 2025	Dec 31, 2024
Interest expenses accrued	8,480	8,720
Other accrued expenses and prepaid revenue	101	78
Total	8,581	8,798
Note 21. Provisions

Skr mn	December 31, 2025	December 31, 2024
Pension liabilities[1]	8	7
Long term employee benefit	1	2
Off balance, expected credit losses[2]	2	3
Total	10	12
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

Proposal for the distribution of profits
The results of the Consolidated Group’s operations during the year and its financial position at December 31, 2025, can be seen in the Statement of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the Consolidated Group and related notes.
The Board has decided to propose to the Annual General Meeting the payment of a dividend of 40 percent of the year’s profit, corresponding to Skr 473 million (year-end 2024: 1,673), in accordance with the Company’s dividend policy of 20-40 percent. The following proposal regarding distribution of profits relates to the Parent Company.

Skr mn
At the disposal of the Annual General Meeting	19,869
The Board of Directors proposes that the Annual General Meeting dispose of these funds as follows:
– dividend to the shareholder of Skr 118.58 share amounting to	473
Remaining disposable funds to be carried forward	19,396
Note 23. Pledged assets and contingent liabilities

Skr mn	Dec 31, 2025	Dec 31, 2024
Collateral provided
Cash collateral under the security agreements for derivative contracts	6,858	3,201

Contingent liabilities
Guarantee commitments	9,896	9,428

Commitments
Committed undisbursed loans	81,624	56,887
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
In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2025, concessionary loans outstanding amounted to Skr 0 million (year-end 2024: Skr 64 million) and operating profit for the program amounted to Skr -1 million for the period January-December 2025 (2024: Skr -7 million). SEK´s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (2024: Skr 0 million).

Statement of comprehensive income for the CIRR-system

Skr mn	2025	2024
Interest income	2,139	2,302
Interest expenses	-2,346	-2,070
Foreign exchange effects	2	1
Profit before compensation to SEK	-205	233
Administrative remuneration to SEK	-243	-240
Operating profit CIRR-system	-448	-7
Reimbursement to (-) / from (+) the State	448	7
Statement of financial position for the CIRR-system

Skr mn	Dec 31, 2025	Dec 31, 2024
Cash and cash equivalents	0	0
Loans	85,643	101,657
Derivatives	3,231	3,939
Other assets	629	217
Prepaid expenses and accrued revenues	1,772	1,817
Total assets	91,275	107,630

Liabilities	89,590	106,093
Derivatives	194	266
Accrued expenses and prepaid revenues	1,490	1,271
Total liabilities and equity	91,275	107,630

Commitments
Committed undisbursed loans	37,286	42,007
Note 25. Capital adequacy
Capital Adequacy Analysis

	December 31, 2025	December 31, 2024
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.1	22.2
Tier 1 capital ratio	23.1	22.2
Total capital ratio	23.1	22.2
1    Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffers.

	December 31, 2025		December 31, 2024
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,993	8.0	8,437	8.0
of which Tier 1 requirement of 6 percent	5,995	6.0	6,328	6.0
of which minimum requirement of 4.5 percent	4,496	4.5	4,746	4.5
Pillar 2 capital requirements[3]	3,007	3.0	3,871	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	12,123	12.1	11,106	10.5
Capital buffer requirements	4,072	4.1	4,317	4.1
of which Capital conservation buffer	2,498	2.5	2,637	2.5
of which Countercyclical buffer	1,574	1.6	1,680	1.6
Pillar 2 guidance[5]	999	1.0	1,582	1.5
Total risk-based capital requirement including Pillar 2 guidance	16,071	16.1	18,207	17.3
1 Expressed as a percentage of total risk exposure amount.
2 The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on
prudential requirements for credit institutions and investment firm).

3 Individual Pillar 2 requirement of 3.01 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA SREP.
4 Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.01 percent).

5 On September 30, 2025, the Swedish FSA notified SEK, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.00 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	December 31, 2025	December 31, 2024
Leverage ratio[1]	Skr mn	Skr mn
On-balance exposures	236,953	234,139
Off-balance exposures	7,161	8,775
Total exposure measure	244,114	242,914
Leverage ratio[2]	9.5%	9.6%
1 The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized. 2 Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2025		December 31, 2024
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,323	3.0	7,288	3.0
Pillar 2 guidance[2]	366	0.2	365	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,689	3.2	7,653	3.2
1 Expressed as a percentage of total exposure amount.
2 On September 30, 2025, the Swedish FSA notified SEK, within the latest SREP, that SEK should hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Own funds — adjusting items

	Parent Company
Skr mn	December 31, 2025	December 31, 2024
Share capital[1]	3,990	3,990
Retained earnings	18,468	18,413
Accumulated other comprehensive income and other reserves	456	241
Independently reviewed profit net of any foreseeable charge or dividend	703	1,255
Common equity Tier 1 (CET1) capital before regulatory adjustments	23,617	23,899
Additional value adjustments due to prudent valuations	-83	-84
Intangible assets	-22	-22
Fair value reserves related to gains or losses on cash flow hedges	—	3
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-229	-217
IRB shortfall of credit risk adjustments to expected losses	-144	-180
Insufficient coverage for non-performing exposures	-15	-2
Total regulatory adjustments to Common Equity Tier 1 capital	-493	-502
Total Common Equity Tier 1 capital	23,124	23,397
Total own funds	23,124	23,397
1 For a detailed description of the instruments constituting share capital, see Note 22.
Minimum capital requirements exclusive of buffers

	Parent Company
	December 31, 2025			December 31, 2024
Skr mn	EAD[1]	Risk exposure amount	Min. capital requirement	EAD[1]	Risk exposure amount	Min. capital requirement
Credit risk, standardized approach
Corporates	5,829	5,770	462	5,532	5,528	442
Equity exposures	—	—	—	20	30	2
Default exposures	0	0	0	6	6	1
Total credit risk, standardized approach	5,829	5,770	462	5,558	5,564	445
Credit risk, IRB approach
Central governments	233,305	9,487	759	211,834	9,159	733
Financial institutions[2]	32,236	6,493	519	34,067	6,153	492
Corporates[3]	149,636	69,128	5,530	147,820	75,541	6,043
Non-credit-obligation assets	201	201	16	213	213	17
Total credit risk, IRB approach	415,378	85,310	6,825	393,934	91,066	7,285
Credit valuation adjustment risk	n.a.	1,882	151	n.a.	1,936	154
Foreign exchange risk	n.a.	2,494	200	n.a.	1,498	120
Commodity risk	n.a.	4	0	n.a.	7	1
Operational risk	n.a.	4,452	356	n.a.	5,395	432
Total	421,207	99,912	7,994	399,492	105,465	8,437
1 Exposure at default (EAD) shows the size of the outstanding exposure at default.
2 Of which counterparty risk in derivative contracts: EAD Skr 5,145 million (year-end 2024: Skr 5,899 million), Risk exposure amount of Skr 1,059 million (year-end 2024: Skr 1,513 million) and Capital requirement of Skr 85 million (year-end 2024: Skr 121 million).
3 Of which related to Specialized lending: EAD Skr 8,258 million (year-end 2024 Skr 7,322 million), Risk exposure amount of Skr 8,473 million (year-end 2024: Skr 5,019 million) and Capital requirement of Skr 678 million (year-end 2024: Skr 402 million).

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

	December 31, 2025					December 31, 2024
	AAA to AA-	A+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	AAA to AA-	A+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Skr mn	0.003%-0.010%	0.020%–0.060%	0.100%–0.270%	0.450%–7.690%	38.280%–100.000%	0.003%-0.010%	0.020%–0.060%	0.100%–0.270%	0.450%–7.690%	38.280%–100.000%
Central governments
EAD	229,172	4,125	—	7	—	209,730	2,091	—	12	—
Average PD in %	0.003	0.04	—	0.70	—	0.003	0.06	—	1.20	100.00
Average LGD in %	45.0	45.0	—	45.0	—	45.0	45.0	—	45.0	45.0
Average risk weight in %	3.8	16.4	—	82.5	—	4.1	22.8	—	105.2	—

	December 31, 2025					December 31, 2024
	AAA to AA-	A+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	AAA to AA-	A+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D
Skr mn	0.003%-0.032%	0.050%–0.060%	0.150%–0.350%	0.500%–11.430%	35.290%–100.000%	0.010%-0.040%	0.060%–0.110%	0.160%–0.320%	0.500%–8.270%	28.910%–100.000%
Financial institutions
EAD	17,093	11,298	873	22	—	14,245	18,777	995	50	—
Average PD in %	0.03	0.05	0.35	0.79	—	0.03	0.05	0.33	1.18	—
Average LGD in %	27.6	36.3	45.0	45.0	—	34.8	29.4	45.0	45.0	—
Average risk weight in %	16.4	22.3	77.4	109.0	—	15.0	16.8	80.0	130.0	—
Corporates
EAD	6,143	24,362	78,997	30,530	1,345	4,423	27,693	75,379	32,193	809
Average PD in %	0.03	0.06	0.21	0.86	61.10	0.03	0.06	0.21	0.81	45.50
Average LGD in %	40.0	40.0	40.0	40.0	40.0	45.0	45.0	45.0	45.0	45.0
Average risk weight in %	17.5	18.7	38.8	74.0	131.3	11.8	19.8	46.1	86.9	219.4
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
Credit valuation adjustment risk
A capital requirement for credit valuation adjustment risk is calculated for all OTC derivatives, except for credit derivatives used as credit risk hedges and transactions with a qualifying central counterparty. SEK calculates this capital requirement using the basic approach.
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
Operational risk
SEK calculates the capital requirement for operational risks in accordance with the standardized approach in the CRR (Article 312 of Regulation (EU) 575/2013). The standardized approach is based on a Business Indicator Component (BIC), where the Company’s Business Indicator (BI) is first calculated as the sum of three components: Interest, Leases and Dividend Component (ILDC), Services Component (SC), and Financial Component (FC). The BIC then forms the regulatory capital base for operational risks and is used to determine the capital requirement by applying standardized percentages as set out in the regulation. For SEK, the BIC is multiplied by 12 percent.
Capital buffer requirements
SEK meets capital buffer requirements with Common Equity Tier 1 capital as of December 31, 2025. The Swedish FSA has not classified SEK as a systemically important institution. Accordingly, the capital buffer requirements for systemically important institutions that entered into force on January 1, 2016 do not apply to SEK. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. At December 31, 2025, the capital requirement related to credit risk exposures in Sweden was 71 percent (year-end 2024: 74 percent) of the total capital requirement regardless of location, this fraction is also the weight applied to the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may impact SEK, but the potential effect is limited since most buffer requirements from relevant credit exposures relate to Sweden. As of December 31, 2025, the contribution to SEK’s countercyclical capital buffer from buffer rates in other countries was 0.15 percentage points (year-end 2024: 0.12 percentage points).
Leverage ratio
The leverage ratio is a metric that was introduced in 2015. A capital base requirement amounts to 3 percent and is calculated on the total leverage ratio exposure measure. The leverage ratio is defined in the CRR as the quotient of the Tier 1 capital and an exposure measure. The exposure measure consists of assets, with special treatment of derivatives among other items, and off-balance-sheet credit risk exposures that have been weighted with a factor depending on the type of exposure. The leverage ratio as of December 31, 2025 was 9.5 percent (year-end 2024: 9.6 percent).
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

Liquidity coverage

Skr bn, 12 month average	Dec 31, 2025	Dec 31, 2024
Total liquid assets	59.1	64.1
Net liquidity outflows[1]	10.3	14.9
Liquidity outflows	22.9	26.0
Liquidity inflows	13.2	11.2
Liquidity Coverage Ratio	660%	518%
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
Net stable funding

Skr bn	Dec 31, 2025	Dec 31, 2024
Available stable funding	244.3	272.5
Required stable funding	202.8	211.0
Net Stable Funding Ratio	120%	129%
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
The guarantors, particularly with regard to lending to exporters’ customers, are predominantly government export credit agencies in the OECD, of which EKN is the largest. Since credit risk is allocated to a guarantor, SEK’s guaranteed credit risk exposure in reports of its net credit risk exposure largely consists of exposure to government counterparties. Guarantees are also received from financial institutions and, to a lesser extent, non-financial corporations and insurance companies.
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
Testing provisions
SEK applies IFRS 9 for the impairment of financial instruments. Impairment is based on the model for expected credit losses (ECL). The assets being impairment tested are divided into three stages: Stage 1, Stage 2 and Stage 3. Initially, all exposures are in Stage 1. Exposures where there is a significant increase in credit risk are placed in Stage 2 and Stage 3 encompasses exposures in default. Stage 3 impairments are calculated through individual testing based on an expert assessment. Individual testing provisions are made when objective conditions exist that indicate a possible need for the financial asset to be impaired according to Stage 3. Individual provisions may also, where applicable, be relevant for exposures in stage 2. The Credit Committee prepares provision proposals from the account managers and credit analysts, which are thereafter determined by the Board’s Credit Committee. The Board adopts the accounts and thereby the provisions. Refer to Note 1(f) for more information on the calculation of expected credit losses under IFRS 9.
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
In the credit assessment process, all of SEK’s counterparties must be risk classified and assigned an internal risk class. In case of internal risk classification, SEK performs its own analysis of the counterparty. The potential impact of ESG factors is taking into account the counterparty’s repayment ability, hence it is integrated in SEK’s rating methodologies, In the risk classification process for companies, risk drivers and transmission channels are assessed for the specific counterparty and from a sector perspective. The analysis is based on public information found in, for example, annual and sustainability reports as well as on information obtained through dialogue with the counterparty. The analysis assesses, among other things, how the counterparty manages and mitigates ESG-related risks such as policy changes, technological advances and/or shifts in consumer preferences. The risks can affect the counterparty’s creditworthiness, for example through reduced sales, lower profitability, stranded assets and/or large investment costs and can lower the counterparty’s internal risk rating.
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
Counterparty risk in derivatives contracts
Counterparty risk in derivative contracts, which is a type of credit risk, arises when derivatives are used to manage risks. To limit this risk, SEK enters into such transactions solely with counterparties with strong credit ratings. Risk is further reduced by SEK’s entering into ISDA Master Agreements (ISDAs), together with associated CSAs, with its counterparties before entering into derivative contracts. These bilateral CSAs define the maximum permissible risk levels in form of threshold amounts. ISDA and CSA agreements are reviewed continuously to be able to renegotiate the terms as necessary. For counterparty exposures that exceed the threshold amounts and the minimum transfer amount under the relevant CSAs due to market value changes, settlement is demanded so that the counterparty exposure is reduced to the pre-agreed level. There are no thresholds in SEK’s CSAs for variation margin. Additionally, SEK is monitoring the initial margin requirements for non-centrally cleared transactions according to the European Markets Infrastructure Regulation (EMIR). Furthermore, interest derivative contracts are cleared with a central counterpart according to EMIR. SEK measures the exposures from counterparty risk by using the standardized approach (SA-CCR) described in the CRR.
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
Risk information
For a supplementary and expanded account of the credit risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2025”, available on the Company’s website (and does not form part of this annual report).
The following table shows the maximum credit exposure. Nominal amounts are shown, apart from cash and cash equivalents, derivatives and shares, which are recognized at the carrying amount. Maximum credit risk exposure for loans to credit institutions and loans to the public includes committed but undisbursed loans at year end, which are recognized in nominal amounts.

	December 31, 2025
	Maximum credit risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	—	7,259
Treasuries/government bonds	13,428	—
Other interest-bearing securities except loans	43,197	—
Loans in the form of interest-bearing securities	—	47,760
Loans to credit institutions	—	27,350
Loans to the public	—	282,509
Derivatives	6,721	—
Shares	—	—
Total financial assets	63,346	364,879

	December 31, 2024
	Maximum credit risk exposure
Skr mn	Assets at fair value through profit or loss	Amortized costs
Cash and cash equivalents	—	5,219
Treasuries/government bonds	4,150	—
Other interest-bearing securities except loans	52,973	—
Loans in the form of interest-bearing securities	—	49,039
Loans to credit institutions	—	26,756
Loans to the public	—	276,225
Derivatives	10,643	—
Shares	20	—
Total financial assets	67,786	357,239

The table below shows the credit quality following risk mitigation (net) per row in the Statement of Financial Position. The figures pertain to carrying amounts. SEK uses guarantees and insurance policies as credit risk hedges. The credit quality of financial assets is assessed using internal and external ratings.

	December 31, 2025
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	1,000	6,258	—	1	—	7,259
Treasuries/government bonds	11,585	1,834	—	—	—	13,419
Other interest-bearing securities except loans	22,989	19,573	676	—	—	43,237
Loans in the form of interest-bearing securities	—	16,715	30,770	—	—	47,485
Loans to credit institutions	11,169	10,433	1,143	195	—	22,939
Loans to the public	97,626	18,567	47,313	34,229	2,481	200,216
Derivatives	—	6,700	0	20	—	6,721
Shares	—	—	—	—	—	—
Total financial assets	144,369	80,079	79,903	34,445	2,481	341,277
Committed undisbursed loans	76,607	678	1,664	2,264	410	81,624

	December 31, 2024
Skr mn	AAA	AA+ to A-	BBB+ to BBB-	BB+ to B-	CCC to D	Carrying amount
Cash and cash equivalents	1,000	4,217	—	2	—	5,219
Treasuries/government bonds	1,650	2,500	—	—	—	4,150
Other interest-bearing securities except loans	31,758	20,527	558	—	—	52,843
Loans in the form of interest-bearing securities	600	18,329	28,997	800	—	48,726
Loans to credit institutions	4,730	7,566	1,219	14	—	13,529
Loans to the public	120,840	21,292	44,737	36,586	899	224,354
Derivatives	—	10,625	18	—	—	10,643
Shares	—	—	—	—	20	20
Total financial assets	160,578	85,056	75,529	37,402	919	359,484
Committed undisbursed loans	49,762	675	3,236	3,214	—	56,887

The table below illustrates the link between the Statement of Financial Position categories and net exposures according to CRR.

	December 31, 2025
Skr bn	Carrying amount	Adjustment to carrying amount from exposure	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates
Cash and cash equivalents	7.3	0.1	1.0	—	—	—	6.1	—
Treasuries/government bonds	13.4	0.0	13.4	—	—	—	—	—
Other interest-bearing securities except loans	43.2	0.2	14.9	9.4	5.1	—	12.9	0.7
Loans in the form of interest-bearing securities	47.5	-0.3	—	—	—	—	—	47.8
Loans to credit institutions including cash and cash equivalents[1]	22.9	6.7	10.8	0.4	—	—	4.1	0.9
Loans to the public	200.2	-2.2	100.4	1.0	0.0	—	3.4	97.8
Derivatives	6.7	1.6	—	—	—	—	5.1	—
Shares	—	—	—	—	—	—	—	—
Other assets	0.8	0.8	—	—	—	—	—	—
Total financial assets	342.0	6.8	140.5	10.9	5.1	—	31.7	147.1
Contingent liabilities and commitments[2]	91.5	0.0	76.3	0.6	—	—	0.5	14.2
Total	433.6	6.8	216.8	11.4	5.1	—	32.2	161.3

	December 31, 2024
Skr bn	Carrying amount	Adjustment to carrying amount from exposure	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates
Cash and cash equivalents	5.2	—	1.0	—	—	—	4.2	0.0
Treasuries/government bonds	4.2	0.1	4.1	—	—	—	—	—
Other interest-bearing securities except loans	52.8	-0.1	13.2	16.6	6.3	1.0	15.2	0.6
Loans in the form of interest-bearing securities	48.7	-0.3	0.6	—	—	—	—	48.4
Loans to credit institutions including cash and cash equivalents[1]	13.5	3.1	4.8	0.5	—	—	4.2	0.9
Loans to the public	224.4	-1.9	124.4	1.0	0.7	—	4.4	95.8
Derivatives	10.6	4.7	—	—	—	—	5.9	0.0
Shares	0.0	0.0	—	—	—	—	—	0.0
Other assets	0.3	0.1	0.2	—	—	—	—	—
Total financial assets	359.7	5.7	148.3	18.1	7.0	1.0	33.9	145.7
Contingent liabilities and commitments[2]	66.3	-0.2	49.3	0.6	—	—	0.2	16.4
Total	426.0	5.5	197.6	18.7	7.0	1.0	34.1	162.1
1    Skr 6.9 billion (2024: Skr 3.2 billion) of the carrying amount for Loans to credit institutions is cash collateral under the CSAs for derivative contracts.
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
Total net exposures

Skr bn	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
	31 dec 2025		31 dec 2024		31 dec 2025		31 dec 2024		31 dec 2025		31 dec 2024
Exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	140.5	42.5	148.3	42.6	76.3	78.8	49.3	68.2	216.8	50.8	197.6	47.0
Regional governments	10.9	3.3	18.2	5.3	0.6	0.6	0.5	0.7	11.4	2.7	18.7	4.5
Multilateral development banks	5.1	1.6	7.0	2.0	—	—	—	—	5.1	1.2	7.0	1.7
Public sector entity	—	—	1.0	0.3	—	—	—	—	0.0	0.0	1.0	0.2
Financial institutions	26.6	8.1	28.0	8.0	5.7	5.9	6.1	8.4	32.2	7.5	34.1	8.1
Corporates	147.1	44.6	145.7	41.8	14.2	14.7	16.4	22.7	161.3	37.8	162.1	38.5
Equity exposures	—	—	0.0	0.0	—	—	—	—	—	—	0.0	0.0
Total	330.1	100.0	348.2	100.0	96.8	100.0	72.3	100.0	426.9	100.0	420.5	100.0

Geographical breakdown of credit exposures
Geographical breakdown of gross exposures by exposure class

	December 31, 2025
Skr bn	Middle East/Africa/Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	49.4	0.8	—	—	42.0	19.9	10.7	—	122.8
Regional governments	1.8	—	—	—	—	8.6	1.1	0.0	11.5
Multilateral development banks	—	0.8	—	—	—	—	4.4	—	5.1
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	—	—	2.0	2.9	—	15.5	8.4	20.9	49.7
Corporates	11.8	1.8	—	38.3	10.9	126.3	43.6	5.1	237.8
Equity exposures	—	—	—	—	—	—	—	—	—
Total	63.0	3.4	2.0	41.2	52.9	170.2	68.1	26.0	426.9

	December 31, 2024
Skr bn	Middle East/Africa/Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	26.2	1.7	—	—	44.3	13.9	4.7	—	90.8
Regional governments	0.9	—	—	—	—	15.3	1.5	0.1	17.8
Multilateral development banks	—	0.6	—	0.6	—	—	5.1	—	6.3
Public sector entity	—	—	—	—	—	—	1.0	—	1.0
Financial institutions	—	—	0.8	1.7	—	17.7	9.8	21.1	51.1
Corporates	16.3	2.5	—	56.2	10.7	131.0	33.0	3.8	253.5
Equity exposures	—	—	—	—	—	0.0	—	—	—
Total	43.4	4.8	0.8	58.5	55.0	177.9	55.1	25.0	420.5
Geographical breakdown of net exposures by exposure class

	December 31, 2025
Skr bn	Middle East/Africa/Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.0	0.0	—	0.2	—	201.8	12.8	2.0	216.8
Regional governments	—	—	—	—	—	10.3	1.1	0.0	11.4
Multilateral development banks	—	0.8	—	—	—	—	4.4	—	5.1
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	0.0	—	2.1	3.2	0.0	16.6	10.3	—	32.2
Corporates	0.3	0.9	3.2	7.7	2.4	112.5	32.6	1.8	161.3
Equity exposures	—	—	—	—	—	—	—	—	—
Total	0.3	1.7	5.3	11.1	2.4	341.2	61.1	3.7	426.9

	December 31, 2024
Skr bn	Middle East/Africa/Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.0	0.1	—	0.4	—	187.4	7.7	2.0	197.6
Regional governments	—	—	—	—	—	17.1	1.5	0.1	18.7
Multilateral development banks	—	0.7	—	0.5	—	—	5.8	—	7.0
Public sector entity	—	—	—	—	—	—	1.0	—	1.0
Financial institutions	—	—	0.9	2.2	—	18.8	12.2	—	34.1
Corporates	0.1	1.1	3.0	8.4	3.3	110.2	35.1	0.9	162.1
Equity exposures	—	—	—	—	—	0.0	—	—	0.0
Total	0.1	1.9	3.9	11.5	3.3	333.5	63.3	3.0	420.5
Impact of credit risk hedges by exposure class and hedge type
The following table shows, on the basis of gross exposure class, a breakdown based on whether or not the amounts are covered by credit risk hedges that are included in the capital adequacy calculations. Credit insurance issued by insurance companies is thus counted as a guarantee. Hedged amounts have been divided in accordance with the hedge issuer’s exposure class and type of hedge. Accordingly, the tables show the hedge types that convert gross exposures to net exposures.

Impact of credit risk hedges
Gross exposures by exposure class

	December 31, 2025
Skr bn	Central govern-ments	Regional govern-ments	Multilateral development banks	Public sector entity	Financial institutions	Corpo-rates	Equity exposures	Total	whereof subject to the write-down requirement in IFRS9[1]
Amounts related to hedges issued by:
Central governments	92.0	1.8	—	—	20.9	71.5	—	186.2	186.2
of which, guarantees issued by EKN	92.0	1.8	—	—	20.9	59.4	—	174.1	174.1
of which, guarantees issued by other export credit agencies	0.0	—	—	—	—	2.4	—	2.5	2.5
of which, other guarantees	—	—	—	—	—	9.6	—	9.6	9.6
Regional governments	—	—	—	—	0.4	1.3	—	1.7	1.7
Multilateral development banks	—	—	—	—	—	0.0	—	0.0	0.0
Financial institutions	0.0	—	—	—	—	3.8	—	3.9	3.9
of which, credit default swaps	—	—	—	—	—	—	—	—	—
of which, guarantees	0.0	—	—	—	—	3.8	—	3.9	3.9
Corporates	0.2	—	—	—	—	13.2	—	13.4	13.4
of which, credit insurance from insurance companies	0.2	—	—	—	—	8.8	—	9.0	9.0
of which, other guarantees	—	—	—	—	—	4.4	—	4.4	4.4
Total hedged exposures	92.2	1.8	—	—	21.3	89.8	—	205.2	205.2
Unhedged exposures[2]	30.6	9.7	5.1	—	28.4	148.0	—	221.7	165.1
Total	122.8	11.5	5.1	—	49.7	237.8	—	426.9	370.2

	December 31, 2024
Skr bn	Central govern-ments	Regional govern-ments	Multilateral development banks	Public sector entity	Financial institutions	Corpo-rates	Equity exposures	Total	whereof subject to the write-down requirement in IFRS9[1]
Amounts related to hedges issued by:
Central governments	71.7	0.9	—	—	21.0	85.3	—	178.9	178.9
of which, guarantees issued by EKN	71.6	0.9	—	—	21.0	72.5	—	166.0	166.0
of which, guarantees issued by other export credit agencies	0.1	—	—	—	—	3.3	—	3.4	3.4
of which, other guarantees	—	—	—	—	—	9.5	—	9.5	9.5
Regional governments	—	—	—	—	0.5	1.3	—	1.8	1.8
Multilateral development banks	—	—	—	—	—	0.7	—	0.7	0.7
Financial institutions	0.1	—	—	—	—	4.4	—	4.5	4.5
of which, credit default swaps	—	—	—	—	—	—	—	—	—
of which, guarantees	0.1	—	—	—	—	4.4	—	4.5	4.5
Corporates	0.4	—	—	—	—	14.8	—	15.2	15.2
of which, credit insurance from insurance companies	0.4	—	—	—	—	10.6	—	11.0	11.0
of which, other guarantees	—	—	—	—	—	4.2	—	4.2	4.2
Total hedged exposures	72.2	0.9	—	—	21.5	106.5	—	201.1	201.1
Unhedged exposures[2]	18.6	16.9	6.3	1.0	29.6	147.0	0.0	219.4	162.5
Total	90.8	17.8	6.3	1.0	51.1	253.5	—	420.5	363.6
1    Assets valued at accrued acquisition value, which are subject to the write-down requirements in IFRS 9.
2    Exposures whereby the hedge issuer belongs to the same group as the counterparty in the unhedged exposure have been reported as “Unhedged exposures.” The amounts for these were Skr 39.0 billion (2024: Skr 36.1 billion) for corporates, Skr 0.0 billion (2024: Skr 0.0 billion) for financial institutions and Skr 0.0 billion (2024: Skr 0.0 billion) for central governments.

Gross exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2025
Skr bn	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates	Total
Poland	—	—	—	—	20.9	4.0	25.0
United Kingdom	—	—	—	—	0.1	20.2	20.3
Germany	8.9	—	—	—	1.4	0.2	10.5
Finland	—	1.1	0.4	—	0.1	7.5	9.1
France	1.8	—	—	—	2.4	2.4	6.6
Denmark	—	—	—	—	1.2	4.9	6.2
Luxembourg	—	—	4.0	—	—	0.5	4.5
Norway	—	—	—	—	0.9	2.2	3.1
Ireland	—	—	—	—	0.1	2.0	2.1
Spain	—	—	—	—	1.0	0.9	2.0
Netherlands	—	—	—	—	0.4	0.5	0.9
Italy	—	—	—	—	—	0.7	0.7
Belgium	—	—	—	—	—	0.7	0.7
Portugal	—	—	—	—	—	0.7	0.7
Austria	—	—	—	—	0.7	—	0.7
Serbia	—	—	—	—	—	0.6	0.6
Montenegro	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.0	0.0
Russian Federation	—	—	—	—	—	0.0	0.0
Latvia	—	0.0	—	—	—	—	0.0
Lithuania	—	—	—	—	—	—	—
Estonia	—	—	—	—	—	—	—
Total	10.7	1.1	4.4	—	29.3	48.7	94.2

	December 31, 2024
Skr bn	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates	Total
Poland	—	—	—	—	21.0	2.1	23.1
Finland	1.1	1.5	—	—	0.1	9.2	11.9
United Kingdom	—	—	—	—	0.1	8.4	8.5
Denmark	—	—	—	1.0	2.0	4.2	7.2
France	0.5	—	—	—	3.4	2.7	6.6
Luxembourg	—	—	5.1	—	—	0.6	5.7
Germany	2.2	—	—	—	1.0	0.4	3.6
Norway	—	—	—	—	0.2	2.9	3.1
Spain	—	—	—	—	1.2	1.1	2.3
Austria	0.9	—	—	—	0.8	—	1.7
Netherlands	—	—	—	—	0.9	0.7	1.6
Italy	—	—	—	—	—	1.1	1.1
Serbia	—	—	—	—	—	0.9	0.9
Portugal	—	—	—	—	—	0.8	0.8
Belgium	—	—	—	—	—	0.6	0.6
Ireland	—	—	—	—	0.2	0.2	0.4
Lithuania	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	0.0	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Russian Federation	—	—	—	—	—	0.1	0.1
Montenegro	—	—	—	—	—	—	—
Total	4.7	1.5	5.1	1.0	30.9	36.8	80.0

Net exposures Europe, excluding Sweden, breakdown by exposure class

	December 31, 2025
Skr bn	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates	Total
Germany	9.7	—	—	—	1.8	1.0	12.6
United Kingdom	—	—	—	—	2.4	6.3	8.7
Luxembourg	—	—	4.0	—	—	3.6	7.6
Finland	—	1.1	0.4	—	0.2	4.8	6.5
France	2.1	—	—	—	0.4	3.8	6.4
Denmark	0.3	—	—	—	1.2	4.2	5.8
Norway	0.4	—	—	—	1.0	2.2	3.6
Poland	2.0	—	—	—	—	1.5	3.4
Belgium	—	—	—	—	0.6	2.8	3.4
Spain	—	—	—	—	1.4	0.8	2.3
Ireland	—	—	—	—	—	1.5	1.5
Portugal	—	—	—	—	—	0.8	0.8
Austria	—	—	—	—	0.7	—	0.7
Netherlands	0.1	—	—	—	0.4	0.1	0.6
Switzerland	—	—	—	—	0.1	0.4	0.5
Italy	—	—	—	—	—	0.2	0.2
Serbia	—	—	—	—	—	0.1	0.1
Czech Republic	—	—	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.0	0.0
Latvia	—	0.0	—	—	—	—	0.0
Montenegro	—	—	—	—	—	0.0	0.0
Estonia	—	—	—	—	—	—	—
Lithuania	—	—	—	—	—	—	—
Total	14.7	1.1	4.4	—	10.3	34.4	64.8

	December 31, 2024
Skr bn	Central governments	Regional governments	Multilateral development banks	Public sector entity	Financial institutions	Corporates	Total
Luxembourg	—	—	5.8	—	—	4.9	10.7
United Kingdom	—	—	—	—	2.6	6.2	8.8
Finland	1.1	1.5	—	—	0.2	5.4	8.2
France	1.9	—	—	—	1.0	4.1	7.0
Denmark	0.5	—	—	1.0	2.0	3.4	6.9
Germany	2.6	—	—	—	1.8	2.1	6.5
Norway	0.5	—	—	—	0.3	2.8	3.6
Belgium	—	—	—	—	0.6	2.4	3.0
Spain	—	—	—	—	1.8	0.4	2.2
Poland	2.1	—	—	—	—	—	2.1
Austria	0.9	—	—	—	0.8	—	1.7
Ireland	—	—	—	—	—	1.4	1.4
Netherlands	0.1	—	—	—	1.0	0.3	1.4
Portugal	—	—	—	—	—	0.8	0.8
Switzerland	—	—	—	—	0.2	0.5	0.7
Serbia	—	—	—	—	—	0.3	0.3
Italy	—	—	—	—	—	0.2	0.2
Lithuania	—	—	—	—	—	0.2	0.2
Czech Republic	—	—	—	—	—	0.2	0.2
Estonia	—	—	—	—	—	0.1	0.1
Latvia	—	0.0	—	—	—	0.1	0.1
Slovakia	—	—	—	—	—	0.1	0.1
Iceland	—	—	—	—	—	0.1	0.1
Montenegro	—	—	—	—	—	—	—
Total	9.7	1.5	5.8	1.0	12.3	36.0	66.3
Corporate exposures, broken down by industry1

	December 31, 2025		December 31, 2024
Skr bn	Gross exposure	Net exposure	Gross exposure	Net exposure
Industrials	66.8	66.3	70.9	64.0
IT and telecom	45.3	11.7	71.2	17.0
Consumer goods	27.3	25.6	29.0	25.8
Materials	26.5	17.6	29.6	17.8
Utilities	39.8	15.5	27.6	13.5
Finance	16.6	14.6	13.9	17.0
Healthcare	9.0	6.9	4.7	4.1
Energy	3.8	1.1	4.8	1.4
Real Estate	2.2	1.5	1.4	1.1
Other	0.4	0.4	0.4	0.4
Total	237.8	161.3	253.5	162.1
1 In accordance with the reporting standard (GICS).

Market risk
For a description of the risk category, risk strategy, risk profile and risk appetite, see the detailed risk statement in Note 29.
Risk management
SEK’s Board establishes SEK’s appetite and strategy for market risk, which clearly define and limit the permissible exposure to market risk. In addition, instructions established by the CEO regulate SEK’s management of market risks. The Chief Risk Officer decides on the methods for measuring market risks and proposes changes in limit structures in connection with reviews of risk appetite and limits. Market risk is managed operationally by the Treasury function.
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
Risk to net interest income
The risk to net interest income (NII) pertains to SEK’s overall business profile, particularly the balance between interest-bearing assets and liabilities in terms of volume and repricing periods, as well as cases where funding and lending are not matched in terms of currency and where those imbalances are managed by the use of derivatives. SEK’s measure of risk to NII is primarily calculated by stressing interest rates in accordance with the Commission Delegated Regulation (EU) 2024/856. Exposure at the end of 2025 amounted to SEK 356 million (2024: Skr 398 million). The risk to NII is also calculated by stressing interest rates by 100 basis points and currency basis spreads by 20 basis points over the next 12-month period.
Value-at-Risk and stressed Value-at-Risk
SEK uses stressed Value-at-Risk (sVaR) as the primary market risk metric regarding unrealized value changes. Value-at-Risk (VaR) is a statistical technique used to measure and quantify the level of financial risk over a specific time frame at a predefined confidence level. SEK uses a historical simulation VaR model that applies daily historic market movements from the past two years to current positions and estimates the expected loss for a time horizon of one day. Market parameters used as risk factors are interest rates, basis spreads, credit spreads, FX rates and commodity as well as volatilities of swaptions, caps/floors, FX and commodity indices. VaR is calculated for SEK’s portfolio and separately for the liquidity portfolio for positions on the balance sheet that impact own funds.
Stressed VaR (sVaR) is calculated using the same risk factors and overall methodology as VaR, but where a one year stressed period is applied instead. Stressed VaR is measured at a 99 percent confidence level. At the end of 2025, sVaR for positions affecting own funds amounted to Skr 71 million (year-end 2024: Skr 58 million), the main risk drivers being basis spreads and FX rates.
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
Tenor basis spread risk
Tenor basis spread risk measures the potential impact on SEK’s economic value, in the form of unrealized gains or losses, as a result of 10 basis point shifts of interest rate curves of different tenors.
The risk is attributable to lending and borrowing with one and six month tenors which are not swapped to three month tenors.
Other risks (commodity and volatility risks)	Commodity risk, commodity volatility risk, FX volatility risk and interest rate volatility risk all measures unrealized gains or losses and are calculated by stress tests of underlying indices or volatilities.	SEK’s interest rate volatility risk is mainly attributable to embedded interest rate floors in lending transactions, while commodity risks and FX volatility risks only arise from structured borrowing. Although all structured cash flows are matched through a hedging swap, there could be an impact on SEK’s result. These risks are low, and arise because valuation of the bond, but not the swap, takes SEK’s own credit spread into account.
Risk control
Market risks are measured, analyzed and reported to senior management on a daily basis. Any limit breaches are reported promptly and managed according to documented instructions. Market risk developments are reported to senior management on a monthly basis, and to the Board of Directors and the Board’s Finance and Risk Committee on a quarterly basis.
Risk information
For a supplementary and expanded account of the market risk-related information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2025”, available on the Company’s website (and does not form part of this annual report).
Change in value should the market interest rate rise by one percentage point
Impact on the value of assets and liabilities, including derivatives, should the market interest rate rise by one percentage point (+1 percent).

F-74

	2025		2024
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	Total	of which, financial instruments measured at fair value through profit or loss
Foreign currency	-295	240	-53	206
Swedish kronor	-102	66	-124	83
Total	-397	306	-177	289

Change in value should the market interest rate decline by one percentage point
Impact on the value of assets and liabilities, including derivatives, should the market interest rate decline by one percentage point (-1 percent).

	2025		2024
Skr mn	Total	of which, financial instruments measured at fair value through profit or loss	Total	of which, financial instruments measured at fair value through profit or loss
Foreign currency	557	-249	159	-205
Swedish kronor	153	-66	172	-82
Total	710	-315	331	-287
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

	December 31, 2025			December 31, 2024
Currency	Exchange rate	Share (%)	Currency positions (Skr mn)	Exchange rate	Share (%)	Currency positions (Skr mn)
AUD	6.1682	0.9	214	6.8684	0.7	187
EUR	10.8308	0.6	-155	11.4822	1.2	297
MXN	0.5134	0.5	-137	0.5406	0.4	-107
BRL	1.6782	0.3	-65	1.7876	0.1	-19
USD	9.2140	0.1	-27	11.0488	0.8	-210
JPY	0.0589	0.0	12	0.0703	0.2	54
GBP	12.4029	0.0	-3	13.8574	0.2	-59
Other		0.7	-130		0.6	-93
Total foreign currency position		3.1	-291		4.2	50
In accordance with SEK’s strategy for risk management, currency positions attributable to unrealized changes in fair value are not hedged. Currency positions excluding unrealized changes in fair value amounted to Skr -5 million (year-end 2024 Skr 47 million) at year end. Assets and liabilities denominated in foreign currency are included in the total volumes of assets and liabilities in the following amounts.

Skr mn	December 31, 2025	December 31, 2024
Total assets	349,964	368,094
of which, denominated in foreign currencies	221,992	312,313
Total liabilities	325,875	343,522
of which, denominated in foreign currencies	222,283	312,265
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
SEK’s borrowing strategy is regulated in the Financing- and Liquidity Strategy. To secure access to substantial volumes of long-term borrowing, SEK issues bonds with different structures, currencies and maturities. SEK also issues bonds in many different geographic markets. To secure access to short-term borrowing, SEK has borrowing programs for securities with maturities of less than one year, including a U.S Commercial Paper Program (UCP) and a European Commercial Paper program (ECP).
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
Risk measurement
Short-term liquidity risk is monitored through measurement of the Liquidity Coverage Ratio (LCR), which shows SEK’s high-liquidity assets in relation to the Company’s net cash outflows within 30 calendar days. In addition, SEK monitors an internal survival horizon measure to ensure good liquidity capacity in times of stress. For long-term structural liquidity risk, SEK’s policy is to ensure that available funds and equity exceed the aggregate volume of all outstanding loans as well as committed, undisbursed CIRR-loans. The relationship between borrowing, including equity, and lending over time is forecasted. Furthermore, the Net Stable Funding Ratio (NSFR) is also calculated. The NSFR measures the volume of available stable funding in relation to the need for stable funding. SEK also regularly performs stress tests for liquidity risk and analyzes cash flow forecasts in various scenarios.
Risk monitoring
Liquidity risk is monitored through regular analysis and reporting to the Executive Committee, the Board’s Finance and Risk Committee, the Board of Directors and the Treasury function. Reports are submitted to the Board on a regular basis and cover monitoring of LCR, NSFR, internal metrics, liquidity portfolio composition, and liquidity risk stress tests.

Risk information
For a supplementary and extended disclosure of the liquidity and funding risk-related information, please refer to the separate risk report, ”Capital Adequacy and Risk Management (Pillar 3) Report 2025”, available on the Company’s website (and does not form part of this annual report).
Liquidity reserve1

	December 31, 2025
Skr bn	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	33.0	6.0	11.2	15.8	—
Securities issued or guaranteed by municipalities or other public entities	11.2	4.2	0.7	6.3	—
Covered bonds issued by other institutions	12.0	11.2	0.8	—	—
Balances with National Debt Office	1.0	1.0	—	—	—
Total liquidity reserve	57.2	22.4	12.7	22.1	—

	December 31, 2024
Skr bn	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	25.3	11.0	8.0	6.3	—
Securities issued or guaranteed by municipalities or other public entities	18.3	7.1	3.8	7.4	—
Covered bonds issued by other institutions	13.1	13.1	—	—	—
Balances with National Debt Office	1.0	1.0	—	—	—
Total liquidity reserve	57.7	32.2	11.8	13.7	—
1 The liquidity reserve is a part of SEK’s liquidity investments.
Liquidity investments by remaining maturity

Percent	Dec 31, 2025	Dec 31, 2024
< 1 year	75	78
1 year – 3 years	18	18
> 3 years	7	4
Key figures for liquidity risk

Percent	Dec 31, 2025	Dec 31, 2024
LCR	611	583
NSFR	120	129
Liquidity investments by exposure type

Percent	Dec 31, 2025	Dec 31, 2024
States and multilateral development banks	54	42
Local government	17	29
Covered bonds	19	21
Financial institutions	9	7
Corporates	1	1

Contractual flows

	December 31, 2025
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 3 years	Due 3 years ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	4,267	3,016	—	—	—	—	7,283	-24	7,259
Treasuries/government bonds	3	9,699	2,784	1,082	—	—	13,568	-149	13,419
Other interest-bearing securities except loans	6,697	10,842	11,055	11,734	4,356	—	44,683	-1,446	43,237
Loans in the form of interest-bearing securities	2,638	1,982	4,630	12,741	14,216	21,073	57,280	-9,795	47,485
Loans to credit institutions	7,003	212	3,029	2,079	3,082	11,776	27,181	-4,242	22,939
Loans to the public	4,086	8,009	36,007	79,596	39,972	60,347	228,017	-27,801	200,216
Derivatives	157	706	882	2,643	1,319	2,703	8,410	-1,690	6,721
of which cash inflow in currency derivatives	155	4,036	3,327	12,040	8,074	508	28,140
of which cash outflow in currency derivatives	-160	-3,677	-3,251	-11,070	-7,534	-410	-26,102
Shares	—	—	—	—	—	—	—	—	—
Total	24,853	34,465	58,386	109,876	62,945	95,899	386,423	-45,146	341,277
of which derivatives in hedge relationship	73	479	481	1,950	642	494	4,119	-1,175	2,944

	December 31, 2025
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 3 years	Due 3 years ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowing from credit institutions	-4,410	—	—	—	—	—	-4,410	0	-4,410
Debt securities issued	-4,473	-34,306	-62,350	-131,929	-55,687	-54,855	-343,601	43,379	-300,222
Derivatives	-594	-1,434	-3,243	-858	-639	-420	-7,189	-1,798	-8,988
of which cash inflow in currency derivatives	6,047	7,706	39,848	21,851	5,997	4,317	85,766
of which cash outflow in currency derivatives	-6,584	-8,961	-42,944	-22,663	-6,641	-4,508	-92,300
Total	-9,477	-35,741	-65,593	-132,787	-56,326	-55,276	-355,201	41,580	-313,620
of which derivatives in hedge relationship	-58	-76	-257	-228	-330	-315	-1,263	-146	-1,409
Commitments
Committed undisbursed loans	-4,678	-3,056	-21,345	-39,394	1,722	66,751
Liquidity surplus (+)/ deficit (-)	10,698	-4,332	-28,552	-62,306	8,341	107,375	31,222
Accumulated liquidity surplus (+)/deficit (-)	10,698	6,365	-22,187	-84,493	-76,152	31,222	31,222
In addition to the instruments in the Statement of Financial Position and committed undisbursed loans, SEK has additional available funds consisting of a credit facility with the Swedish National Debt Office, see Note 27. With regard to deficits in cash flow with maturities between three months and one year, one and three years and three and five years, SEK intends to refinance these through borrowing on the financial market.
Assets with repayments subject to notice are assumed to occur on the maturity date. Derivatives with payments subject to notice are assumed to be repaid on the maturity date regardless of whether SEK or the counterparty has the right to invoke repayments. Liabilities where only SEK has the right to early repayments are assumed to be repaid on the maturity date. Embedded financial derivatives in financial assets and liabilities have been handled in the same way as its host contract. It is unlikely that the applied precautionary principle regarding cash flows on derivatives will be a real outcome. Cash collateral according to collateral agreements for derivative contracts is assumed to mature within the first maturity interval. Differences between carrying amounts and future cash flows for financial assets and financial liabilities are reported in the column “Discount effect”.
The following items other than financial instruments have an approximate expected recovery time of less than 12 months: other assets; prepaid expenses; accrued revenue; other liabilities; accrued expenses; and prepaid revenue. All other balance sheet items other than financial instruments have an approximate expected recovery time of 12 months or more.
The amounts above include interest, except for committed undisbursed loans.

	December 31, 2024
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 3 years	Due 3 years ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial assets
Cash and cash equivalents	5,221	—	—	—	—	—	5,221	-2	5,219
Treasuries/government bonds	552	2,712	919	—	—	—	4,183	-33	4,150
Other interest-bearing securities except loans	11,769	11,371	16,883	11,513	2,657	—	54,193	-1,350	52,843
Loans in the form of interest-bearing securities	164	1,212	8,677	15,835	13,352	18,912	58,152	-9,426	48,726
Loans to credit institutions	3,318	229	1,653	1,848	1,842	7,447	16,337	-2,808	13,529
Loans to the public	6,110	11,919	43,236	85,530	43,302	62,657	252,754	-28,400	224,354
Derivatives	924	480	2,795	3,799	2,109	2,616	12,723	-2,080	10,643
of which cash inflow in currency derivatives	4,930	5,250	34,440	29,660	9,062	7,185	90,527
of which cash outflow in currency derivatives	-4,654	-5,007	-32,313	-27,940	-8,557	-6,982	-85,453
Shares	—	—	—	—	—	20	20	0	20
Total	28,058	27,923	74,163	118,525	63,262	91,652	403,583	-44,099	359,484
of which derivatives in hedge relationship	-132	-371	-509	1,479	644	1,259	2,370	-397	1,973

	December 31, 2024
Skr mn	Due ≤ 1 month	Due 1 month ≤ 3 months	Due 3 months ≤ 1 year	Due 1 year ≤ 3 years	Due 3 years ≤ 5 years	Due > 5 years	Total cash flow	Discounting effect	Carrying amount
Financial liabilities
Borrowing from credit institutions	-8,607	—	—	—	—	—	-8,607	0	-8,607
Debt securities issued	-8,413	-14,509	-80,112	-143,615	-51,727	-63,353	-361,729	45,341	-316,388
Derivatives	36	-493	-1,219	-920	-1,054	-685	-4,335	-892	-5,227
of which cash inflow in currency derivatives	131	6,485	8,671	5,125	5,615	1,783	27,810
of which cash outflow in currency derivatives	-220	-6,958	-9,782	-5,933	-6,638	-2,188	-31,719
Total	-16,984	-15,002	-81,331	-144,535	-52,781	-64,038	-374,671	44,449	-330,222
of which derivatives in hedge relationship	-17	-240	-823	-485	-980	-460	-3,005	81	-2,924
Commitments
Committed undisbursed loans	-1,232	-6,818	-16,325	-19,775	1,384	42,766
Liquidity surplus (+)/ deficit (-)	9,842	6,103	-23,493	-45,785	11,865	70,380	28,912
Accumulated liquidity surplus (+)/deficit (-)	9,842	15,945	-7,548	-53,333	-41,468	28,912	28,912
Operational risk
For a description of the risk category, risk strategy, risk profile and risk appetite, refer to the detailed risk statement in Note 29.
Risk management
SEK's Board establishes SEK’s risk appetite and strategy for managing operational risks, which provides an overall framework for the Company's operations. In addition, the CEO establishes instructions that regulate SEK's management of operational risks, where key risk indicators (KRIs) are also linked to these instructions to enable follow-up and control. The Chief Risk Officer decides on methods for how operational risks are to be identified and measured and proposes changes to measures in connection with the review of risk appetite and KRIs. Operational risk is managed on an ongoing basis by the various functions of the business.
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
Examples of causes and factors that could lead to operational risks include dependence on individuals, lack of resources, poor cybersecurity, increased security threats, ICT vulnerabilities or vulnerabilities in or from unsupported systems. Environmental, social and governance related factors (ESG factors) could also result in operational risks by, for example, leading to legal risks or reporting risk. The assessment is that, at this stage, ESG-related factors do not have any material impact on SEK’s operational risks.
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

Risk control
SEK’s framework for internal control follows the COSO framework’s principles, and is based on five main components: Governance and Control Environment, Risk Assessment, Control Activities, Information and Communication, and Monitoring Activities. The aim of SEK’s framework for internal control is to ensure that operations and control functions are efficient and appropriate, that operations are conducted in a responsible manner, that the financial and non-financial information reported is reliable, and that internal and external regulations are complied with.
Risk information
For a supplementary and expanded account of the operational risk-related information, refer to the separate risk report, ”Capital Adequacy and Risk Management (Pillar 3) Report 2025”, available on the Company’s website (and does not form part of this annual report).

Note 27. Transactions with related parties
SEK defines related parties to the Parent Company and the Consolidated Group as:
the shareholder, i.e., the Swedish State
companies and organizations that are controlled through
a common owner, the Swedish State
subsidiaries
key management personnel
other related parties
The Swedish State owns 100 percent of the Company’s share capital. By means of direct guarantees extended by the Swedish Export Credits Guarantee Board, EKN, 38 percent (year-end 2024: 43 percent) of the Company’s loans outstanding on December 31, 2025, were guaranteed by the Swedish State. The remuneration to EKN for the guarantees paid by SEK during 2024 amounted to Skr 6 million (2024: Skr 30 million). SEK administers, in return for compensation, the Swedish system for officially supported export credits (CIRR-system), and the State’s previous concessionary credits system, refer to Note 1 (e) and Note 24.
SEK has a Skr 150 billion (2024: Skr 150 billion) credit facility with the Swedish National Debt Office. The credit facility can be used for loans covered by the CIRR-system up to Skr 138 billion (2024: Skr 138 billion), and for commercial export financing up to Skr 12 billion (2024: Skr 12 billion). In December, 2025, the credit facility was again set at Skr 175 billion for 2026, of which Skr 14 billion can be used for commercial export financing.
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

The following tables further summarize the Group’s transactions with its related parties.

	2025
	The shareholder, the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/liabilities	Interest income/interest expense	Assets/liabilities	Interest income/interest expense	Assets/liabilities	Interest income/interest expense
Cash	1,000	33	—	—	1,000	33
Treasuries/government bonds	11,585	177	—	—	11,585	177
Other interest-bearing securities except loans	5,998	171	1,253	43	7,251	215
Loans in the form of interest-bearing securities	—	—	6,061	216	6,061	216
Loans to credit institutions	1,070	3	2,829	135	3,898	139
Loans to the public	—	—	206	6	206	6
Settlement claim against the State[1]	448	—	—	—	448	—
Total	20,101	385	10,348	401	30,449	786
Other liabilities	—	—	—	—	—	—
Settlement debt against the State[1]	3,037	—	—	—	3,037	—
Total	3,037	—	—	—	3,037	—

	2024
	The shareholder, the Swedish State		Companies and organizations controlled through a common owner, the Swedish State		Total
Skr mn	Assets/liabilities	Interest income/interest expense	Assets/liabilities	Interest income/interest expense	Assets/liabilities	Interest income/interest expense
Cash	1,000	94	—	—	1,000	94
Treasuries/government bonds	1,650	23	—	—	1,650	23
Other interest-bearing securities except loans	10,994	340	2,105	59	13,099	399
Loans in the form of interest-bearing securities	—	—	6,088	248	6,088	248
Loans to credit institutions	—	—	3,029	146	3,029	146
Loans to the public	—	—	637	36	637	36
Settlement claim against the State[1]	8	—	—	—	8	—
Total	13,652	457	11,859	489	25,511	946
Other liabilities	—	—	—	—	—	—
Settlement debt against the State[1]	3,673	—	—	—	3,673	—
Total	3,673	—	—	—	3,673	—
1 For information about settlement claim or debt against the State, see Note 16, Note 19 and Note 24.

Note 28. Events after the reporting period
No events with significant impact on the information in this report have occurred after the end of the reporting period.
Note 29. Risk and capital management
SEK has a risk framework that is well-integrated in SEK’s organization and decision-making structure. The risk framework ensures that SEK can continuously identify, measure, govern, report and exercise control over the material risks that SEK is or may become exposed to.
Risk development 2025
In 2025, the global economic and financial environment continued to be characterized by high uncertainty, driven by deepening trade fragmentation, geopolitical tensions, and diverging macroeconomic policies. Protectionism intensified, primarily in the United States, but also to a lesser extent in China, and parts of the European Union, with increased tariffs, industrial policy measures, and strategic trade restrictions in sectors such as semiconductors, and critical raw materials, complicating global value chains and increasing risks for export-oriented economies. China’s adjustment toward an export-led growth model accelerated amid weak domestic demand and persistent industrial overcapacity, especially in electric vehicles and clean technology, leading to increased global price competition and more trade defense measures in key markets. Geopolitical uncertainty persisted, particularly in the Middle East and along shipping routes in the Red and Black Sea, raising logistics, insurance, and delivery risks and intermittently disrupting global trade flows. At the macroeconomic level, global financial conditions remained relatively tight, as the Federal Reserve and some of the other major central banks maintained restrictive monetary policies longer than expected, limiting liquidity and keeping financing costs elevated. Policy divergence between advanced economies and emerging markets increased currency volatility and refinancing risks. Inflation moderated unevenly, leaving many real interest rates high and dampening investment activity in capital-intensive sectors relevant for Swedish exporters. Financial markets showed resilience, with continued strength in equity markets and compressed credit spreads, but this stability coexisted with elevated risks from geopolitical shocks, sudden policy shifts, and structural imbalances in the global economy.
In 2025, SEK recorded net credit losses of Skr -429 million which was a significant increase from 2024 (2024: Skr -93 million) attributable to increased provisions for expected credit losses in stage 2 and stage 3 related to a limited number of exposures.
At the end of the year, the total capital ratio was 23.1 percent (2024: 22.2 percent), of which the Tier 1 capital ratio and the Common Equity Tier 1 ratio amounted to 23.1 percent (2024: 22.2 percent). The increase in the capital ratio primarily pertained to the implementation of the revised Basel III standards, while increased net lending limited the increase in the capital ratio.
The leverage ratio amounted to 9.5 percent (2024: 9.6 percent) at year-end.
SEK’s largest financial risks are credit risk in the amount of Skr 8.0 billion (2024: Skr 7.7 billion), market risk in the amount of Skr 1.5 billion (2024: Skr 1.0 billion) and operational risk in the amount of Skr 0.4 billion (2024: Skr 0.4 billion), in line with internally assessed capital requirements.
The Swedish National Debt Office has updated the resolution plan in accordance with the MREL regulations. SEK has been assessed as being able to be wound up through normal insolvency proceedings without such a process leading to significant negative effects on financial stability. Furthermore, the Swedish National Debt Office has waived the minimum requirement for own funds and eligible liabilities for SEK.

During 2025, SEK’s liquidity situation has been stable with good capacity for managing short- and long-term liquidity risk. The liquidity coverage ratio (LCR) was 611 percent (2024: 583 percent) at year-end. The net stable funding ratio (NSFR) amounted to 120 percent (2024: 129 percent) at year-end.
Within the scope of operational risks, particularly ICT and information security, the threat level continues to be assessed as high. The heightened geopolitical security situation is characterized by global instability and increasing threats from state-sponsored actors, which place high demands on operational readiness. To address these risks, SEK has taken steps during the year to align its practices with the EU’s Digital Operational Resilience Act (DORA), focusing on operational resilience, incident management, and supply chain security. SEK conducts continuous external monitoring and maintains ongoing security measures and has implemented business intelligence processes to protect its operations and ensure resilience in a changing global environment.
Capital target
SEK’s capital target, which is one of the principal control instruments, is established by the owner at a general meeting of shareholders. The capital target is designed to ensure that SEK has sufficient capital to support its strategy and that regulatory requirements are met, even in the event of deep economic declines. In addition, SEK’s own funds must also cover the volatility that may be expected under normal conditions. The capital target is as follows:
–SEK’s total capital ratio shall amount to between two (2) and seven (7) percentage points over the requirement communicated by the Swedish FSA.
–Moreover, SEK’s Common Equity Tier 1 ratio shall be in total at least four (4) percentage points above the requirement communicated by the Swedish FSA.
During 2025, SEK’s capital target was revised. The upper threshold was raised from 4 to 7 percentage points above the total capital requirement.
As part of the most recent review and evaluation process, as of September 30, 2025, the Swedish FSA informed SEK that SEK should hold additional capital (Pillar 2 guidance) of 1.0 percent of the total risk exposure amount and 0.15 percent of the total exposure measure for the leverage ratio in addition to the capital requirement pursuant to Regulation (EU) No. 575/2013. The risk-based Pillar 2 guidance and the leverage ratio guidance can both only be met with Common Equity Tier 1 capital. Pillar 2 guidance is not a binding requirement.
On December 31, 2025, SEK’s total capital ratio requirements, including Pillar 2 guidance, and CET1 ratio requirements, including Pillar 2 guidance, amounted to 16.1 percent and 11.3 percent, respectively (year-end 2024: 17.3 percent and 12.2 percent respectively). The requirements, including Pillar 2 guidance, should be compared to a total capital ratio and CET1 ratio that amounted to 23.1 percent on December 31, 2025 (year-end 2024: 22.2 percent).

Risk framework
SEK’s risk management is governed by its risk framework which ensures that the Company can continuously identify, measure, manage, report and have control over the significant risks to which SEK is or may become exposed. The risk framework is described in the risk policy, which is adopted each year by the Board. A summary of the risk framework is set out below.
Risk culture
SEK’s risk culture comprises professional values, attitudes and behavior that are significant for how the business manages its risks. An essential aspect of a sound risk culture is the tone from the top. Through the Code of Conduct, the Board has communicated guiding principles for ethical behavior in daily activities and in interactions with external parties. The Board has also established guidelines for how remuneration is to be set, applied and followed up on, and how SEK defines which employees could impact the company’s risk level. In the risk policy, the Board clarifies its expectations of a sound risk culture that is built on knowledge, safety, ownership and transparency and where everyone has responsibility for efficient risk management. Executive management is responsible for implementing the Boards’ expectations in the Company.

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
Risk management process
The Company’s risk management process consists of the following key elements: identification, measurement, governance, reporting and control of those risks to which SEK is or may become exposed.
Identification — At any given time, SEK must be aware of the risks to which it is or may become exposed. Risks are identified in new transactions, in external changes in SEK’s operating environment or internally in, for example, products, processes, systems and through regular risk analyses. Risks are identified in daily operations as well as in formal and recurring processes such as risk and control self-assessments, the incident management process, the New Product Approval Process (NPAP) and the procurement process. The NPAP shall ensure that an adequate risk and impact analysis is carried out, that risks identified in this analysis are adequately managed and that an adequate risk measurement is achieved before the introduction of new or significantly changed products, services, markets, processes or IT-systems in SEK’s operations. The same requirements apply in the event of major changes to SEK’s operations and organization. All identified risks are mapped against the risk taxonomy.
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
Reporting — SEK’s independent control functions provide regular reports, at least quarterly, to the Board, the Finance and Risk Committee (FRC) and the CEO on the development of the Company’s material risks. The risk reports are designed to provide an accurate and comprehensive understanding of SEK’s risk position.
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
Internal rules
Policies and instructions derived from SEK’s risk policy address all material risks, including stress and crisis management, and provide for contingency in the event of such occurrences.

Organization and responsibility
SEK’s risk management is based on the three lines principle in the form of clear-cut separation of responsibilities between the business and support functions that own the risks, the control functions that independently identify and monitor the risks, and an internal audit function, which reviews, inter alia, the efficiency and integrity of risk management; see the illustration below. For detailed information on responsibility and organization, refer to the Corporate Governance Report which is available on the Company’s website (and does not form part of this annual report).

Division of responsibility for risk, liquidity and capital management in SEK
First line
• Business and support operations • Day-to-day management of risk, liquidity and capital in compliance with risk strategy, risk policy and risk appetite	• Credit and sustainability analyses • Compliance with international sanctions	• Daily control and follow-up of credit, market and liquidity risk • Reporting to the Board
Second line
• Independent control functions: the Risk function and the Compliance function • Monitor and control SEK’s risk management	• Control that all material risks to which SEK is or may become exposed are managed by the relevant functions • Maintain and develop SEK’s risk framework including the internal control framework	• Compliance monitoring • Reporting to the Board
Third line
• Independent internal audit • Review and evaluation of the effectiveness and integrity of risk management	• Performance of audit activities in line with the audit plan confirmed by the Board	• Reporting to the Board

Framework for internal control
For information on SEK’s framework for internal control, refer to the Corporate Governance Report which is available on the Company’s website (and does not form part of this annual report).

Internal capital and liquidity assessment processes
The internal capital adequacy assessment process is an integral part of SEK’s strategic planning. The purposes of the internal capital adequacy assessment process are to ensure that SEK has sufficient capital to meet both regulatory and internal requirements under both normal and stressed financial conditions and to support SEK’s credit rating. The capital kept by SEK must be sufficient in relation to the risks that SEK has, or may become, exposed to. The internal capital adequacy assessment is based on SEK’s internal assessments of the risks and their development, as well as assessments of risk measurement models, risk governance and risk management. It is integrated into business planning and forms the foundation for SEK’s strategy for maintaining an adequate level of capital. Changes in capital requirements due to new or amended regulations are part of this assessment. Capital adequacy assessments are conducted at least for the forthcoming 3-year period.
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
For supplementary and expanded information, refer to the separate risk report, “Capital Adequacy and Risk Management (Pillar 3) Report 2025”, which is available on the Company’s website (and does not form part of this annual report).

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
To reduce credit risks, credit granting takes place responsibly and is based on adequate knowledge of SEK’s counterparties (including the financial impact of ESG factors) and their owners, and is in compliance with the owner instruction assignment. For derivatives, netting and CSA agreements must be in place to reduce counterparty risk.

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

Liquidity risk
Liquidity risk is the risk that the Company is unable to meet its payment commitments. Liquidity risk consists of financing risk, currency risk, and off-balance sheet-risk.
The overall strategy is to reduce liquidity risks that arise from the business strategy. SEK should strive for a high level of diversification of its financing. SEK’s liquidity investments should primarily consist of high-quality assets and SEK should avoid selling assets prematurely by investing in liquidity investments at an overall level with maturities that are aligned with the expected timing of payments.

SEK is dependent on the capital markets for its funding. In order to manage the effects of potential market disruptions, SEK has ensured that available funds and equity exceed the aggregate volume of all outstanding loans as well as committed, undisbursed CIRR loans for all maturities. In addition, SEK’s strong liquidity position enables the Company to effectively manage periods of stress.
SEK shall maintain good liquidity capacity to manage periods of stress. SEK shall uphold long-term financial stability by ensuring a good maturity matching.

Risk class	Risk management	Risk profile	Risk appetite

Market risk
Market risk is defined as the risk of the Company’s results, capital or value being affected in an adverse manner from changes in the financial markets, such as movements in interest rates, foreign exchange rates, basis spreads or credit spreads. Value encompasses both accounting value and economic value.

The overall strategy is to reduce the market risks arising from the business strategy, where SEK shall implement a sound balance between precision and cost of hedging the risks. Imbalances in borrowing versus lending and volatility in future earnings shall be reduced. Assets and liabilities shall, as a general rule be held to maturity. The majority of the interest rate risk in the CIRR system’s lending portfolio shall be hedged.
		SEK’s business model entails exposures to market movements, mainly interest rates, credit spreads and exchange rates.	SEK shall strive for low volatility in earnings and own funds due to market movements, low gap risk and low interest rate risk in the CIRR portfolio.

Operational risk
Operational risk is the risk of losses resulting from inadequate or failed internal processes, people and systems or external events, including, but not limited to, legal risks, model risks and information and communication technology (ICT) risks, but excluding strategic risks and reputational risks, Operational risk includes ICT and security risks, crisis and continuity risks, third-party risks, transaction management risks, reporting risks, legal risks, model risks and risks related to financial crime and conduct.

The overall strategy is to reduce operational risks that arise out of the business strategy. However, the operational risks linked to financial crime and conduct shall be avoided in the first place. Costs to reduce operational risks must be in reasonable proportion to the expected impact of the risk reduction measures
Risk reduction takes place primarily through effective and well-documented internal processes for risk management such as risk and control self-assessments, the incident management process, the new product approval process (NPAP) and the procurement process, an efficient control environment, a responsible approach to environmental and climate factors, social factors and governance-related factors throughout the term of the credit and continuous training of all personnel to ensure a comprehensive understanding of the risk framework and responsibility of every employee.

Operational risks are inherent in all of SEK’s operations and can have financial, regulatory and reputational impact. The most significant operational risks are within the ICT and security risk area.
The majority of reported incidents are minor events that are resolved promptly within the relevant function.
SEK shall promptly reduce critical and high operational risks and limit operational losses resulting from incidents.

Risk class	Risk management	Risk profile	Risk appetite

Business and strategic risk
Business and strategic risk is defined as the risk of an event taking place that impacts the ability of the business to achieve set goals.
Business and strategic risk includes business environment risk, public policy assignment risk and risks related to internal governance.

The overall strategy is to reduce business and strategic risk through the strategy process and business plan with a focus on the following three key areas: Business environment, public policy assignment and internal governance.
Business environment-related risks are mitigated through the implementation of appropriate measures based on continuous business environment monitoring and close dialogue with customers, investors and owners, as well as through active investor engagement aimed at broadening the investor base and access to borrowing markets.
Public-policy-related risks are mitigated through effective management of the CIRR-system, structured co-operation with bank counterparties and within Team Sweden, and a continued focus on broadening the customer base and developing business with existing customers. Risks related to internal governance are mitigated through clearly defined roles and responsibilities, a holistic perspective on investment, profitability and capital management, structured efforts to ensure appropriate strategic competencies, and management of goal conflicts in a manner intended to avoid material adverse impacts on any individual objective.

SEK’s strategic risks primarily stem from changes in the Company’s operating environment, including geopolitical risks, macroeconomic conditions, and other external factors that may have an adverse impact on the Company.
Other risks are related to SEK’s public policy assignment and its ability to create a robust internal governance structure that adapts to changing business environments and delivers on the Company’s business goals.

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
February 26, 2026